Form 20-F
period 2011-12-31
Renren Inc.
filed 2012-04-27
CIK 1509223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2011.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-35147

Renren Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

23/F, Jing An Center 8 North Third Ring Road East Beijing 100028 People’s Republic of China
(Address of principal executive offices)

Hui Huang, Chief Financial Officer Telephone: +86 (10) 8448-1818 Email: ir@renren-inc.com 23/F, Jing An Center 8 North Third Ring Road East Beijing 100028 People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares, each representing three Class A ordinary shares	The New York Stock Exchange
Class A ordinary shares, par value US$0.001 per share*

*Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares (“ADSs”). Currently, each ADS represents three Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2011, 778,621,568 Class A ordinary shares, par value US$0.001 per share and 405,388,450 Class B ordinary shares, par value US$0.001 per share were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐   No ☐

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•       “Activated users” refers to the number of user accounts on renren.com that have been registered and activated. In our most common registration and activation process, users must first register by entering their email address and other information, and then “activate” by clicking an activation link in an email we automatically send to the user’s email address. Not all registered users activate the accounts they register with us.

•       “ADSs” refers to our American depositary shares, each of which represents three Class A ordinary shares.

•       “Monthly unique log-in users” refers to the number of different user accounts from which renren.com has been logged onto during a given month.

•       “Monthly unique visitors” refers to the number of different IP addresses from which a website is visited during a given month. This is a common measurement used by third-party market research firms in assessing user activity on a given website, as they are able to verify this information from publicly available sources. However, this measurement may under-count or over-count the number of users. For example, if many people visit a website through one IP address, such as the IP address of an internet cafe or office, these people will only be counted as one monthly unique visitor. Conversely, if one person visits a website through two IP addresses, such as a personal computer and a hand-held device, this person would be counted as two monthly unique visitors. Due to these limitations, we also use “activated users” and “monthly unique log-in users” to measure and review our operational performance.

•       The “PRC” or “China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan.

•       “Preferred shares” refers to our previously issued and outstanding series A and series B convertible preferred shares and series C and series D convertible redeemable preferred shares, par value US$0.001 per share.

•       “Shares” or “ordinary shares” refer to, following the completion of our initial public offering in May 2011, collectively, our Class A and Class B ordinary shares, par value US$0.001 per share, and, prior to the completion of our initial public offering, our ordinary shares, par value US$0.001 per share; and except as otherwise indicated, all share and per share data in this annual report gives retroactive effect to the ten-for-one share split that became effective on March 25, 2011.

•       “SNS” refers to social networking service.

•       “We,” “us,” “our company,” and “our” refer to Renren Inc. and its subsidiaries, consolidated affiliated entities, and subsidiaries of its consolidated affiliated entities.

Our financial statements are expressed in U.S. dollar, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.3009 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2011. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include statements relating to:

•       our goals and strategies;

•       our future business development, financial condition and results of operations;

•       expected changes in our revenues and certain cost and expense items;

•       the expected growth of the SNS, online games and online advertising businesses in China;

•       our expectations regarding demand for and market acceptance of our services;

•       our expectations regarding the retention and strengthening of our relationships with key advertisers;

•       our investment plans to enhance our user experience, infrastructure and service offerings;

•       competition in our industry in China; and

•       relevant government policies and regulations relating to our industry.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, and business strategy. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect, and our actual results could be materially different from our expectations.  Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements with these cautionary statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

Item 1.        Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.        Offer Statistics and Expected Timetable

Not applicable.

Item 3.        Key Information

A.            Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report.  Our selected consolidated statement of operations data for the year ended December 31, 2008 and our selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this annual report.  We have not included financial information for the year ended and as of December 31, 2007, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2008, 2009, 2010 and 2011, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5—Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Our historical results do not necessarily indicate results expected for any future periods.

	Year ended December 31,
	2008	2009	2010	2011
	(in thousands of US$, except for share, per share and per ADS data)
Summary Consolidated Statement of Operations Data:
Net revenues	$13,782	$46,684	$76,535	$117,967
Cost of revenues	5,667	10,379	16,624	26,233
Gross profit	8,115	36,305	59,911	91,734
Operating expenses(1):
Selling and marketing	7,111	19,375	20,281	62,050
Research and development	4,921	12,937	23,699	40,310

	Year ended December 31,
	2008	2009	2010	2011
	(in thousands of US$, except for share, per share and per ADS data)
General and administrative	4,045	6,510	7,511	17,215
Impairment of intangible assets	—	211	739	2,351
Total operating expenses	16,077	39,033	52,230	121,926
Gain (Loss) from operations	(7,962)	(2,728)	7,681	(30,192)
Other income	—	—	—	2,340
Change in fair value of warrants	72,875	(68,184)	(74,364)	—
Exchange gain (loss) on dual currency deposit/offshore bank accounts	(12,908)	1,673	3,781	7,753
Interest income	801	288	335	9,619
Realized gain on available-for-sale investments	—	755	—	50,911
Gain on disposal of cost of method investment	—	—	40	—
Impairment of cost method investment	(350)	—	—	(79)
Income (loss) before provision for income tax and earnings (loss) in equity method investment, net of income taxes	52,456	(68,196)	(62,527)	40,352
Income tax benefit (expenses)	(523)	31	1,332	(668)
Income (loss) before earnings (loss) in equity method investment, net of income taxes	51,933	(68,165)	(61,195)	39,684
Earnings (loss) in equity method investment, net of income taxes	(41)	(102)	—	1,320
Income (loss) from continuing operations	51,892	(68,267)	(61,195)	41,004
Discontinued operations:
Loss from discontinued operations, net of tax	(2,740)	(2,481)	(4,301)	—
Gain on disposal of discontinued operations, net of tax	—	633	1,341	—
Loss on discontinued operations, net of tax	(2,740)	(1,848)	(2,960)	—
Net income (loss)	49,152	(70,115)	(64,155)	41,004
Add: Net loss attributable to the noncontrolling interest, net of tax of nil	185	—	—	252
Net income (loss) attributable to Renren Inc.	$49,337	$(70,115)	$(64,155)	$41,256
Net income (loss) per share:
Income (loss) from continuing operations attributable to Renren Inc. shareholders:
Basic	$0.00	$(0.34)	$(0.30)	$0.05
Diluted	$0.00	$(0.34)	$(0.30)	$0.05
Net loss from discontinued operations per share attributable to Renren Inc. shareholders:
Basic	$(0.01)	$(0.01)	$(0.01)	$—
Diluted	$(0.01)	$(0.01)	$(0.01)	$—
Net income (loss) attributable to Renren Inc. shareholders:
Basic	$(0.01)	$(0.35)	$(0.31)	$0.05
Diluted	$(0.01)	$(0.35)	$(0.31)	$0.05
Net income (loss) per ADS(2):
Basic	$(0.02)	$(1.03)	$(0.94)	$0.15
Diluted	$(0.02)	$(1.03)	$(0.94)	$0.14
Weighted average number of shares used in calculating net income (loss) per ordinary share:
Basic	247,587,070	250,730,367	244,613,530	850,670,583
Diluted	251,533,130	250,730,367	244,613,530	901,340,381
Selected non-GAAP Financial Data
Adjusted net income (loss) (3)	(19,339)	2,992	17,379	49,675

(1)            Including share-based compensation expenses as set forth below:

	Year ended December 31,
	2008	2009	2010	2011
	(in thousands of US$)
Allocation of Share-based Compensation Expenses:
Selling and marketing	$79	$78	$121	$448
Research and development	176	232	572	1,628
General and administrative	977	1,946	2,105	3,447
Total share-based compensation expenses	$1,232	$2,256	$2,798	$5,523

(2)             Each ADS represents three Class A ordinary shares.

(3)    To supplement income (loss) from continuing operations presented in accordance with U.S. GAAP, we use adjusted net income (loss) as a non-GAAP financial measure. We define adjusted net income (loss) as income (loss) from continuing operations excluding share-based compensation expenses, change in fair value of warrants, amortization of intangible assets and impairment of intangible assets. We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance, in addition to income (loss) from continuing operations prepared in accordance with U.S. GAAP. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, change in fair value of warrants, amortization of intangible assets and impairment of intangible assets. Pursuant to U.S. GAAP, we recognized the change in fair value of the then outstanding series D warrants in the statement of operations for the periods presented. All outstanding warrants to purchase series D preferred shares were exercised in December 2010.  The presentation of the non-GAAP financial measure of adjusted net income (loss) is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on the calculation of adjusted net income (loss), please see the table below.

	Year ended December 31,
	2008	2009	2010	2011
	(in thousands of US$)
Income (loss) from continuing operations	$51,892	$(68,267)	$(61,195)	$41,004
Add back: share-based compensation expenses	1,232	2,256	2,798	5,523
Add back: change in fair value of warrants	(72,875)	68,184	74,364	—
Add back: amortization of intangible assets	412	608	673	797
Add back: impairment of intangible assets	—	211	739	2,351
Adjusted net income (loss)	$(19,339)	$2,992	$17,379	$49,675

	As of December 31,
	2008	2009	2010	2011
	Actual
	(in thousands of US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$51,424	$90,376	$136,063	$284,643
Term deposit	—	—	—	702,680
Short-term investments	14,369	36,369	62,318	53,393
Accounts receivable, net	5,991	14,362	12,815	14,911
Warrants-asset	63,710	—	—	—
Total current assets	138,011	147,409	437,519	1,116,970
Total assets	165,244	179,122	456,474	1,278,008
Warrants-liability	—	21,481	—	—
Total current liabilities	9,640	40,769	25,391	60,487
Total liabilities	10,881	41,706	25,907	67,463
Series C convertible redeemable preferred shares	36,764	28,520	28,520	—
Series D convertible redeemable preferred shares	130,000	193,398	571,439	—
Total equity (deficit)	$(12,401)	$(84,502)	$(169,392)	$1,210,545

B.                Capitalization and Indebtedness

Not applicable.

C.                Reasons for the Offer and Use of Proceeds

Not applicable.

D.                Risk Factors

Risks Related to Our Business and Industry

If we fail to continuously anticipate user preferences and provide attractive services and applications on our platform, we may not be able to increase the size and level of engagement of our user base.

Our success depends on our ability to grow our user base and keep our users highly engaged on our platform, which we refer to as our SNS platform. In order to attract and retain users and compete against our direct competitors and other channels for communication, sharing and entertainment over the internet, we must continue to innovate and introduce services and applications that our users find enjoyable and cause them to return to our SNS platform more frequently and for longer durations. If we fail to anticipate and meet the needs of our users, the size and engagement level of our user base may decrease. Furthermore, because of the viral nature of social networking, users may leave our website for competitor websites more quickly than in other online sectors, despite the fact that it would be time-consuming for them to restart the process of establishing connections with friends and post photos and other content on another website. A decrease in the number of our users would render our platform less attractive to advertisers and users and may decrease our revenues, which may have a material and adverse effect on our business, financial condition and results of operations.

In addition, since a substantial number of users of our new services and products over the years had already been users of our SNS platform, we believe the new services we may pursue will depend upon our ability to maintain and increase the user base for our SNS platform, the level of user engagement on our platform and the stickiness of our platform. If we are unable to maintain or increase the size and level of engagement of our user base for our SNS platform, the performance of our new services may be materially and adversely affected.

We face significant competition in almost every aspect of our business. If we fail to compete effectively, we may lose users to competitors, which could materially and adversely affect our ability to maintain and increase revenues from online advertising and IVAS.

We face significant competition in almost every aspect of our business, particularly from companies that provide social networking, internet communication, online games, search functions and/or other products and services, such as Tencent, SINA’s Weibo.com and kaixin001.com. We also face competition from social commerce service providers, such as meituan.com, dianping.com and lashou.com, and from companies that enable users to upload, view and/or share video content, such as Youku.com, Tudou.com, Sohu.com, iQiyi.com Tencent. We also compete for online advertising revenues with other websites that sell online advertising services in China. In addition, we also compete for advertising budgets with traditional advertising media in China, such as television and radio stations, newspapers and magazines, and major out-of-home media. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do, and in turn may have an advantage in attracting and retaining users and advertisers. In addition, some of our competitors have significantly larger user bases and more established brand names and may be able to effectively leverage their user bases and brand names to provide integrated internet communication, online games, social networking and other products and services, and increase their respective market shares. We may also face potential competition from global social networking service providers that seek to enter the China market.

If we are not able to effectively compete, our user base and level of user engagement may decrease, which could make us less attractive to advertisers and materially and adversely affect our ability to maintain and increase revenues from online advertising, and which may also reduce the number of paying users that purchase our IVAS. Similarly, we may be required to spend additional resources to further increase our brand recognition and promote our services in order to compete effectively, especially with respect to marketing of our social commerce and other new services to capture market share, which could adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity regarding our services, such disputes, regardless of their veracity or outcome, may harm our brand image and in turn result in a decreased number of users. In addition, any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

If we do not successfully expand into new services for our platform, our future results of operations and growth prospects may be materially and adversely affected.

The core of our business has been providing a real name SNS platform and deriving advertising revenues from advertisements displayed on our platform. In recent years, in an effort to meet the expanding needs of our users while diversifying our revenue sources, we have leveraged our user base to launch new services which we believe have synergies with our SNS platform, such as online games, social commerce, professional and business social networking services and online video services. However, the social commerce business model is new and unproven and the online games and online video industries may not grow at the same rate as in the past. Furthermore, expansions into new services may present operating and marketing challenges that are different from those that we currently encounter. For each new service we offer, we face competition from many large and established market participants, and in the case of social commerce services, many other players are investing significantly more than us in this sector. If we cannot successfully address the new challenges and compete effectively in our new services, we may not be able to develop a sufficiently large user base, recover costs incurred for developing and marketing new services, or achieve profitability from these services, and our future results of operations and growth prospects may be materially and adversely affected.

Our strategy to acquire or invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.

As part of our plan to continue to grow our user base and improve our user experience, we from time to time consider opportunities to acquire, invest in or partner with other companies that bring us complementary or new users, technologies or services.  For example, in October 2011, we acquired Wole Inc., a Cayman Islands company which operates 56.com, a leading user generated content online video sharing website in China, through a set of contractual arrangements with its affiliated entities. The acquisition price was US$80.0 million in cash. Strategic acquisitions and investments may subject us to uncertainties and risks, including:

•      costs associated with, and difficulties in, integrating acquired businesses and managing a larger business;

•      potentially significant goodwill impairment charges;

•      potential ongoing financial obligations and unforeseen or hidden liabilities;

•      failure to achieve our intended objectives, benefits or revenue-enhancing opportunities;

•      high acquisition and financing costs;

•      potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board; and

•      diversion of our resources and management attention.

Our failure to address these uncertainties and risks may have a material adverse effect on our liquidity, financial condition and results of operations. In addition, we may from time to time attempt to achieve our objectives of enhancing our user experience, broadening the appeal of our platform and increasing the number of our users by establishing strategic alliances with various third parties, including through our Renren Connect and Renren Open Platform programs. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business and results of operations.

We plan to continue to invest significantly in growing our social commerce services and we may not be successful in this endeavor, which could adversely affect our results of operations and financial condition.

Since June 2010, we have provided social commerce services through nuomi.com. In 2010 and 2011, revenues from our social commerce services were US$1.2 million and US$6.5 million, respectively, representing 1.6% and 5.5%, respectively, of our total revenues, and operating expenses from our social commerce services were US$1.1 million and US$30.2 million, respectively, representing 2.0% and 24.7%, respectively, of our total operating expenses. We plan to continue to invest significantly in the expansion of our social commerce services. As a result of the short history of the social commerce industry in China, its potentially volatile growth, and the various measures being implemented by social commerce service providers attempting to establish themselves in the industry, our ability to successfully implement our expansion strategy is subject to various risks and uncertainties, including:

•       our ability to compete effectively with a large number of social commerce service providers;

•       the significant investments required to promote and improve our services to users;

•       the significant investments required to market and demonstrate the value of our social commerce services to merchants;

•       our ability to maintain our reputation and brand in the social commerce service industry; and

•       uncertainties regarding the evolution of the PRC laws and regulations applicable to the social commerce industry.

In addition, our social commerce services require us to engage in activities that are not a substantial part of our other services. For example, in order to arrange high quality social commerce deals regularly in each location covered by nuomi.com, we have introduced local sales teams, who work directly with local merchants or event organizers seeking to target users in a specific city or region, and we may not be able to effectively manage these local sales teams. If we fail to effectively perform these aspects of our social commerce services, our social commerce services and its prospects may be materially and adversely affected.

If we are unable to manage these risks and successfully implement our expansion plans, our future results of operations and financial condition may be adversely affected.

The business opportunities for SNS, online games, social commerce, online video and other internet services in China are continuously evolving and may not grow as quickly as expected, in ways that are consistent with other markets, or at all.

Our business and prospects depend on the continuous development of emerging internet business models in China, including those for social networking, online games, social commerce and online videos. Our main internet services have distinct business models which may differ from models for these businesses in other markets, such as the United States, and that are in varying stages of development and monetization. We cannot assure you that the industries in which we operate in China will continue to grow as rapidly as they have in the past, in ways that are consistent with other markets, or at all. With the development of technology, new internet services may emerge which may render our existing service offerings less attractive to users. The growth and development of the social networking, online games, social commerce and online video industries is affected by numerous factors, such as the macroeconomic environment, regulatory changes, technological innovations, development of internet and internet-based services, users’ general online experience, cultural influences and changes in tastes and preferences. If these internet industries do not grow as quickly as expected or at all, or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be adversely affected.

If we fail to keep up with the technological developments and users’ changing requirements, our business and prospects may be materially and adversely affected.

The social networking, online games, social commerce and online video industries are subject to rapid and continuous changes in technology, user preferences, the nature of services offered and business models. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from technological developments. If we do not adapt our services to such changes in an effective and timely manner, we may suffer from decreased user traffic, which may result in a reduced number of advertisers for our online advertising services or a decrease in their advertising spending. Furthermore, changes in technologies may require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We may not successfully execute our business strategies due to a variety of reasons such as technical hurdles, misunderstanding or erroneous prediction of market demand or lack of necessary resources. Failure in keeping up with technological development may result in our platform being less attractive, which in turn, may materially and adversely affect our business and prospects.

We have experienced net losses in the past, and you should consider our prospects in light of the risks and uncertainties fast-growing companies in evolving industries with limited operating histories, such as ours, may be exposed to or encounter.

We had a loss from continuing operations of US$68.3 million, a loss from continuing operations of US$61.2 million and income from continuing operations of US$41.0 million in 2009, 2010 and 2011, respectively. Our net losses from continuing operations in 2009 and 2010 reflect the aggregate impact of non-cash items relating to the change in fair value of our then outstanding series D warrants, share-based compensation, amortization of intangible assets and impairment of intangible assets of US$71.3 million in expenses in 2009 and US$78.6 million in expenses in 2010.  All outstanding warrants to purchase series D preferred shares were exercised in December 2010. Our income from continuing operations in 2011 was due in part to a one-time gain of US$50.9 million from the sale of eLong ADSs, and income from continuing operations in 2011 also reflected the aggregate impact of non-cash items relating to share-based compensation, amortization of intangible assets and impairment of intangible assets of US$8.7 million.

In addition to the aggregate impact of the aforementioned non-cash items, our results of operations for the past three years were affected by costs and expenses required to build, operate and expand our SNS platform, grow our user base, promote our Renren brand, develop our own products and services, license third-party products and applications, and make strategic investments. We expect that we will continue to incur significant research and development, marketing and other costs to launch new services and grow our user and advertiser bases.

Our ability to achieve profitability is affected by various factors, some of which are beyond our control. For example, our revenues and profitability depend on the continuous development of the online advertising industry in China and advertisers’ allocation of more of their budgets to SNS websites. We cannot assure you that online advertising will become more widely accepted in China or that advertisers will increase their spending on SNS websites. In addition, the success of our online games depends on our ability to internally develop or license from third parties games that are attractive to our user base. Furthermore, the success of our social commerce services depends on our ability to maintain and grow our user and merchant base while earning commissions from merchants that offer attractive discounts to the users of our nuomi.com website.  As competition in China’s social commerce services industry continues to intensify, we plan to continue to invest heavily in our nuomi.com services in order to gain and maintain market share, which was a contributing factor to the operating losses experienced in 2010 and 2011. We may incur net losses in the future and you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries such as the SNS, online games and social commerce industries in China.

We rely on online advertising for a substantial proportion of our revenues. If the online advertising industry in China or advertisers’ willingness to advertise on our SNS platform grow slower than expected, our revenues, profitability and prospects may be materially and adversely affected.

In 2009, 2010 and 2011, online advertising accounted for 39.4%, 41.8% and 50.5%, respectively, of our total net revenues. Consequently, our profitability and prospects depend on the continuous development of the online advertising industry and advertisers’ allocation of an increasing portion of their budgets to social networking websites in China. However, the internet penetration rate in China is relatively low as compared to most developed countries, and many advertisers in China have limited experience with online advertising and have historically allocated a small portion of their advertising budgets to online advertising. Advertising on social networking websites is an even newer marketing channel in China, and those companies which are willing to begin advertising online may decide to utilize more established methods or channels for online advertising, such as the more established Chinese internet portals or search engines.  In addition, we may be unable to respond adequately to changing trends in online advertising or advertiser demands or preferences or keep up with technological innovation and improvements in the measurement of user traffic and online advertising. If the online advertising market size does not increase from current levels or we are unable to capture and retain a sufficient share of that market, our ability to maintain or increase our current level of online advertising revenues, and our profitability and prospects could be materially and adversely affected.

If we are unable to successfully capture and retain a significant portion of the growing number of users that accesses social networking and other internet services through mobile devices, we may lose users, which may have a material adverse effect on our business, financial condition and results of operations.

Our SNS platform is accessible to users from any internet-enabled device, and we offer versions of our services and client applications that have been optimized for mobile device operating systems, including for iPhone, Android, Symbian and Windows. An important element of our strategy is to continue to develop new mobile applications to capture a greater share of the growing number of users that access social networking, online games, social commerce and other internet services through smart phones and other mobile devices. If we are unable to attract and retain a substantial number of mobile device users to our products and services, or if we are slower than our competitors in developing attractive services that are adapted for such devices, we may fail to capture a significant share of an increasingly important portion of the market for our services or lose existing users, either of which may have a material adverse effect on our business, financial condition and results of operations.

If we do not deliver new “hit” games to the market, or if consumers prefer our competitors’ online games over those we provide, our operating results will suffer.

While various online game developers regularly introduce new online games, a small number of “hit” titles account for a significant portion of total revenue in the online games industry. If we do not deliver new hit games to the market, or if hit products offered by our competitors take a larger share of the market than we anticipate, the revenues generated by the online games that we offer will fall below expectations.

For example, Tianshu Qitan, which is one of our web-based massively multiplayer online role playing games, or MMORPGs, contributed 31.1% and 19.5% of our online games revenues and 14.0% and 7.0% of our total net revenues in 2010 and 2011, respectively. As with other online games, Tianshu Qitan has a finite commercial lifespan that we would not typically expect to exceed three years, and we believe that Tianshu Qitan, which we launched in late 2008, is in the more mature stage of its commercial lifespan. If we fail to deliver new hit games to replace the revenues generated by Tianshu Qitan, our results of operations will be materially and adversely affected.

We may not be able to effectively implement monetization strategies for our mobile users.

The number of our unique mobile log-in users as a percentage of our total unique log-in users increased from 30.0% in December 2010 to 37.5% in December 2011, and the number of our monthly unique smartphone users who accessed Renren’s mobile applications increased from 1.4 million in December 2010 to 8.5 million in December 2011. In recent years, our rate of growth in mobile users has exceeded the growth rate of our overall monthly unique log-in users, and we anticipate this trend will continue for the foreseeable future. Although the majority of our mobile users currently also access and engage with our SNS internet platform on personal computers where we display advertising, provide online games and provide other services which generate revenues, our users could decide to increasingly access our services and products primarily through mobile devices. We do not currently directly generate any revenue from users’ mobile use of our SNS internet platform, and our ability to do so successfully is unproven. Currently, aside from mobile games, we do not have a clear monetization model for mobile users but are in the midst of experimenting with multiple early monetization strategies. As our users continue to allocate more time on our mobile services instead of our traditional PC services, mobile monetization will become increasingly important as a path to profitability. Accordingly, if we are unable to successfully implement monetization strategies for our mobile users and if our users continue to increasingly access our SNS internet platform through mobile devices as a substitute for access through personal computers, our revenue and financial results may be negatively affected.

If we fail to maintain and enhance our Renren, Nuomi, 56.com and other brands, or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our Renren, Nuomi, 56.com and other brands is of significant importance to the success of our business. Well-recognized brands are critical to increasing the number and the level of engagement of our users and, in turn, enhancing our attractiveness to advertisers. Since we operate in a highly competitive market, maintaining and enhancing our brands directly affects our ability to maintain our market position.

We have developed our reputation and established our leading market position in the social networking industry in China by providing our users with a superior online experience. We have conducted and may continue to conduct various marketing and brand promotion activities, both through cooperation with our business partners and through more traditional methods, such as television advertisements. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect. In addition, any negative publicity in relation to our services or products, regardless of its veracity, could harm our brands and the perception of our brands in the market.

We have received in the past and expect to continue to receive complaints from users, including users of our nuomi.com website regarding the quality or availability of the products, services and events offered on nuomi.com by the various merchants with whom we contract. The legal responsibility to users for the quality and availability of products, services and events offered on nuomi.com is normally borne by the merchants, not by us. However, regardless of which party bears such legal responsibility, if our users’ complaints are not addressed to their satisfaction, our reputation and our market position could be significantly harmed, which may materially and adversely affect our business and prospects.

We may not be able to manage our expansion effectively.

We have experienced rapid growth in our business in recent years. The number of our activated users increased from approximately 83 million as of December 31, 2009 to approximately 147 million as of December 31, 2011, and our monthly unique log-in users increased from approximately 22 million in December 2009 to approximately 38 million in December 2011. In addition, the number of our employees grew rapidly from 1,100 as of December 31, 2009 to 3,410 as of December 31, 2011. We expect to continue to grow our user base and our business operations. Our rapid expansion may expose us to new challenges and risks. To manage the further expansion of our business and the expected growth of our operations and the number of our research and development, sales and other personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and controls. We also need to train, manage and motivate our growing employee base. In addition, we need to maintain and expand our relationships with advertisers, advertising agencies, third-party developers of online games and applications offered on our platform, merchants for our nuomi.com services and other third parties. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansions effectively, our business, results of operations and prospects may be materially and adversely affected.

Content posted or displayed on our websites may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking state secrets of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and reputational harm. The website operator may also be held liable for such censored information displayed on or linked to their website. For a detailed discussion, see “Item 4.B—Business Overview—Regulation—Regulations on Value-Added Telecommunications Services,” “Item 4.B—Business Overview—Regulation—Regulations on Internet Content Services” and “Item 4.B—Business Overview—Regulation—Regulations on Information Security and Censorship.”

Through our SNS platform, we allow users to upload content on our platform, including via message boards, blogs, email, chat rooms, or image-sharing webpages, and also allow users to share, link to and otherwise access audio, video and other content from other websites through our platform. In addition, we allow users to download, share and otherwise access games and other applications on and through our platform, including through our online games center and Renren Open Platform program. Further, we allow users to upload a variety of videos and graphics to our 56.com website.  After a user registers and before each upload, we require the user to click a box to confirm that the user has read and agreed to be bound by our copyright agreement. Pursuant to the copyright agreement, the user warrants that the content to be uploaded does not violate any laws or regulations or any third party rights. If we discover that any uploaded content is inappropriate, we can delete or revise the content, or terminate the user account. In addition, we remove user uploads when we are notified or made aware, by copyright owners or from other sources, of copyright infringements or other illegal uploads. For a description of how content can be accessed on or through our SNS platform, and what measures we take to lessen the likelihood that we will be held liable for the nature of such content, see “Item 4.B—Business Overview—Technology and Infrastructure—Anti-spamming and other filtering systems” and “—Risks Related to Our Business and Industry—We have been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.”

Failure to identify and prevent illegal or inappropriate content from being displayed on or through our websites may subject us to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a website operator. To the extent that PRC regulatory authorities find any content displayed on or through our websites objectionable, they may require us to limit or eliminate the dissemination or availability of such content on our websites in the form of take-down orders or otherwise. Such regulatory authorities may also impose penalties on us based on content displayed or made available through our websites in cases of material violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations, which would materially and adversely affect our business, results of operations and reputation. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being uploaded or made available by an increasing number of users and third-party partners and developers.

Concerns about collection and use of personal data could damage our reputation and deter current and potential users from using our services.

As of December 31, 2011, our platform had accumulated a total of approximately four billion photos, 300 million blogs, 29 billion comments or reviews and 39 million videos.  Under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information can be shared may adversely affect our ability to share certain data with advertisers, which may limit certain methods of targeted advertising. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower user traffic on our platform. A significant reduction in user traffic could lead to lower advertising revenues or lower IVAS revenues, which could have a material adverse effect on our business, financial condition and results of operations.

We could be liable for any breach of security relating to our payment platforms or the third-party online payment platforms we use, and concerns about the security of internet transactions could damage our reputation, deter current and potential users from using our platform and have other adverse consequences to our business.

Currently, we sell a substantial portion of our virtual currency and other paid services and applications to our users and game players through third-party online payment platforms using the internet or mobile networks. In all these online payment transactions, secured transmission of confidential information over public networks is essential to maintain consumer confidence. In addition, we expect that an increasing amount of our sales will be conducted over the internet as a result of the growing use of online payment systems. As a result, associated online fraud will likely increase as well. Our current security measures and those of the third parties with whom we transact business may not be adequate. We must be prepared to increase and enhance our security measures and efforts so that our users and game players have confidence in the reliability of the online payment systems that we use, which will impose additional costs and expenses and may still not guarantee complete safety. In addition, we do not have control over the security measures of our third-party online payment vendors. Although we have not in the past experienced material security breaches of the online payments that we use, such security breaches could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of the online payment systems that we use.

Spammers and malicious applications may make our services less user-friendly, and distort the data used for advertising purposes, which could reduce our ability to attract advertisers.

Spammers may use our platform and services to send targeted and untargeted spam messages to users, which may embarrass or annoy users and make usage of our services and networks more time-consuming and less user-friendly. As a result, our users may use our services less or stop using them altogether. As part of fraudulent spamming activities, spammers typically create multiple user accounts, such as accounts being set-up for the purposes of sending spam messages. Although we have technologies and employees that attempt to identify and delete accounts created for spamming purposes, we may not be able to eliminate all spam messages from being sent on our platform.

In addition, we have limited ability to validate or confirm the accuracy of information provided during the user registration process. Inaccurate data with respect to the number of unique individuals registered and actively using our services may cause advertisers to reduce the amount spent on advertising through our websites. In addition, use of applications that permit users to block advertisements may become widespread, which could make online advertising less attractive to advertisers. Any such activities could have a material adverse effect on our business, financial condition and results of operations.

Advertisements shown on our websites may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our websites to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to website posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

While significant efforts have been made to ensure that the advertisements shown on our websites are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Online communications among our users may lead to personal conflicts, which could damage our reputation, lead to government investigation and have a material and adverse effect on our business.

Our users engage in highly personalized exchanges over our platform. Users who have met online through our services may become involved in emotionally charged situations and could suffer adverse moral, emotional or physical consequences. Such occurrences could be highly publicized and have a significant negative impact on our reputation. Government authorities may require us to discontinue or restrict those services that would have led, or may lead, to such events. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected.

We rely on third parties to provide a number of important services in connection with our business, and any disruption to the provision of these services to us could materially and adversely affect our business and results of operations.

Our business is to a significant extent dependent upon services provided by third parties and business relationships with third parties. Substantially all of our online advertising revenues are generated through agreements entered into with various third-party advertising agencies, and we rely on these agencies for sales to, and collection of payment from, our advertisers. We do not have long-term cooperation agreements or exclusive arrangements with these agencies and they may elect to direct business opportunities to other advertising service providers, including our competitors. If we fail to retain and enhance the business relationships with these third-party advertising agencies, we may suffer from a loss of advertisers and our business, financial condition and results of operations may be materially and adversely affected.

In addition, a significant portion of our IVAS revenues are generated from online games and applications developed by third parties, and if we are unable to obtain or renew licenses to such games or attract application developers to our platform, we could be required to devote greater resources and time to develop attractive games and applications on our own or license new games and applications from other parties.

If the third parties on whom we rely fail to provide their services effectively, terminate their service or license agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations. Certain third-party service providers could be difficult and costly to replace, and any disruption to the provision of these services to us may have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our websites. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Problems with our network infrastructure or information technology systems could impair our ability to provide services.

Our ability to provide our users with a high quality online experience depends on the continuing operation and scalability of our network infrastructure and information technology systems. We face a number of risks in this area.  For example, our systems are potentially vulnerable to damage or interruption as a result of natural disasters, power loss, telecommunications failures, computer viruses, hacking and similar events.  We may also encounter problems when upgrading our systems or services and undetected programming errors could adversely affect the performance of the software we use to provide our services. In addition, we rely on servers, data centers and other network facilities provided by third parties, and the limited availability of third-party providers with sufficient capacity to house additional network facilities and broadband capacity in China may lead to higher costs or limit our ability to offer certain services or expand our business.

These and other events have led and may in the future lead to interruptions, decreases in connection speed, degradation of our services or the permanent loss of user data and uploaded content. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our reputation or relationships with our users or advertisers may be damaged and our users and advertisers may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

We have been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

Intellectual property claims and litigation are expensive and time-consuming to investigate and defend, and may divert resources and management attention from the operation of our business. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our websites to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

We may be subject to patent infringement claims with respect to our SNS platform.

Our technologies and business methods, including those relating to our SNS platform, may be subject to third-party claims or rights that limit or prevent their use. Certain U.S.-based companies have been granted patents in the United States relating to SNS platforms and similar business methods and related technologies. While we believe that we are not subject to U.S. patent laws since we conduct our business operations outside of the United States, we cannot assure you that U.S. patent laws would not be applicable to our business operations, or that holders of patents relating to a SNS platform would not seek to enforce such patents against us in the United States or China. For example, we are aware that Facebook applied for a number of patents relating to its social networking system and methodologies, platform and other related technologies. In addition, many parties are actively developing and seeking protection for internet-related technologies, including seeking patent protection in China. There may be patents issued or pending that are held by others that relate to certain aspects of our technologies, products, business methods or services. Although we do not believe we infringe third-party patents, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and involve uncertainty. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were sued for patent infringement claims with respect to our SNS platform and were found to infringe such patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our SNS platform, which would have a material adverse effect on our results of operations and prospects.

Our own intellectual property rights may be infringed, which could materially and adversely affect our business and results of operations.

We rely on a combination of monitoring and enforcement of trademark, patent, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and procedures, to protect our intellectual property rights. Despite our precautions, third parties may obtain and use without our authorization our intellectual property, which includes trademarks related to our brands, products and services, patent applications, registered domain names, copyrights in software and creative content, trade secrets and other intellectual property rights and licenses. Historically, the legal system and courts of the PRC have not protected intellectual property rights to the same extent as the legal system and courts of the United States, and companies operating in the PRC continue to face an increased risk of intellectual property infringement. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving in China and abroad, which may make it more difficult for us to protect our intellectual property, and could have a material adverse effect on our business, financial condition and results of operations. For example, other companies have in the past copied the concepts, the look and feel and even material parts of the online games that we have developed. In such instances, we have filed and may in the future from time to time file lawsuits for copyright infringement.

If we are unable to successfully develop and source new online games, our business prospects, financial condition and results of operations may be materially and adversely affected.

Our net revenues from online games accounted for 50.5%, 45.0% and 35.9% of our total net revenues in 2009, 2010 and 2011, respectively.  We have a diverse and attractive portfolio of games that have synergies with our renren.com user base. Continuing to develop and source new online games that appeals to our game players will be an important part of our business expansion plans. We develop and source new online games through our multi-channel strategy, including in-house development, joint development with third parties, licensing games from third parties and our Renren Open Platform program. Our ability to develop successful new online games in-house will largely depend on our ability to (i) anticipate and effectively respond to changing game player interests and preferences and technological advances in a timely manner, (ii) attract, retain and motivate talented online game development personnel and (iii) execute effectively our online game development plans. In-house development requires a substantial initial investment prior to the launch of a game, as well as a significant commitment of future resources to produce updates and expansion packs.

We license many of our online games, including some of our most popular games, from third parties. We must maintain good relationships with our licensors to continue to source new games with reasonable revenue-sharing terms and ensure the continued smooth operation of our licensed games. Additionally, we depend upon our licensors to provide technical support necessary for the operation of the licensed games, as well as updates and expansion packs that help to sustain interest in a game. Moreover, certain marketing activities often require the consent of our licensors. Our license agreements typically do not allow us to automatically extend the term of the license without renegotiating with the licensors. We may want to extend a license upon its expiration but may not be able to do so on terms acceptable to us or at all. Our licensors may also demand new royalty terms that are unacceptable to us. Our ability to continue to license our online games and to maintain good relationships with our licensors also affect our ability to license new games developed by the same licensors.

We cannot assure you that we will be successful in developing successful new online games in-house or licensing them from third parties, and if we fail to do so, our revenues from our online games business may decrease and some of our SNS users may become less engaged with our SNS platform, which may cause our website to be viewed by advertisers as a less attractive option for advertising their products and services and may cause our advertising revenues to decrease. If this were to happen, our financial condition, results of operations and business prospects may be materially and adversely affected.

The revenue models we adopt for our online games and other entertainment and services may not remain effective, which may materially and adversely affect our business, financial condition and results of operations.

We currently operate substantially all of our online games using the virtual item-based revenue model, whereby players can play games for free, but they have the option to purchase virtual in-game items such as items that improve the strength of game character, in-game accessories and pets. We have generated, and expect to continue to generate, a substantial majority of our online games revenues using this revenue model. However, the virtual item-based revenue model requires us to develop or license online games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires us to track closely game players’ tastes and preferences, especially as to in-game consumption patterns. If we fail to develop or offer virtual items which game players purchase, we may not be able to effectively convert our game player base into paying users. In addition, the virtual item-based revenue model may raise additional concerns with PRC regulators that have been implementing regulations designed to reduce the amount of time that the Chinese youth spend playing online games and limit the total amount of virtual currency issued by online game operators and the amount purchased by an individual game player. A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. Furthermore, we may change the revenue model for some of our online games if we believe the existing revenue models are not optimal. We cannot assure you that the revenue model that we have adopted for any of our online games will continue to be suitable for that game, or that we will not in the future need to switch our revenue model or introduce a new revenue model for that game. A change in revenue model could result in various adverse consequences, including disruptions of our game operations, criticism from game players who have invested time and money in a game and would be adversely affected by such a change, decreases in the number of our game players or decreases in the revenues we generate from our online games. Therefore, such a change in revenue model may materially and adversely affect our business, financial condition and results of operations.

The continuing and collaborative efforts of our senior management, key employees and highly skilled personnel are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continuous effort and services of our experienced senior management team, in particular Mr. Joseph Chen, our founder, chairman and chief executive officer, and Mr. James Jian Liu, our executive director and our chief operating officer. If one or more of our executive officers or other key personnel are unable or unwilling to continue to provide us with their services, we may not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executive officers or key personnel, or attract and retain experienced executive officers or key personnel in the future. If any of our executive officers or key employees join a competitor or forms a competing company, we may lose advertiser customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions.

However, if any dispute arises between us and our executive officers or key employees, these agreements may not be enforceable in China, where these executive officers and key employees reside, in light of uncertainties relating to China’s laws and legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our performance and future success also depend on our ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in the SNS, online games and social commerce industries for qualified employees is intense, and if competition in these industries further intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively or at all.

The performance of our investments, which include currency deposits and equity interests in companies and funds that are not our affiliates, could materially affect our financial condition and results of operations.

Historically, we have held large cash balances in currencies other than U.S. dollars, including Japanese Yen and Renminbi. We also held dual currency deposits in U.S. dollars and Japanese Yen. Fluctuations in exchange rates and changes in the investment environment can affect market prices and the income from our deposits and other investments. We have in the past suffered substantial losses as a result of these deposits and other investments. We had an exchange loss of US$12.9 million on dual currency deposits in 2008, which primarily related to dual currency deposits in U.S. dollars and Australian dollars. We may in the future suffer substantial losses as a result of these deposits and other investments, which may materially affect our financial condition and results of operations. For a detailed discussion of our exposure to fluctuations in the value of the Renminbi against the U.S. dollar, see “—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment” and for a discussion of our foreign exchange risk in general, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

We also hold marketable securities, including equity investments in corporations and funds that we do not control. If these investments perform poorly, we may suffer substantial losses, which could materially affect our financial condition and results of operations.

We have granted, and may continue to grant, share options under our equity incentive plans, which may result in increased share-based compensation expenses.

We have adopted four equity incentive plans, on February 27, 2006, January 31, 2008, October 15, 2009 and on April 14, 2011. As of April 20, 2012, options to purchase a total of 67,296,161 ordinary shares of our company were outstanding. For the years ended December 31, 2009, 2010 and 2011, we recorded US$2.3 million, US$2.8 million and US$5.5 million, respectively, in share-based compensation expenses. As of December 31, 2011, we had US$12.8 million of unrecognized share-based compensation expenses relating to share options, which are expected to be recognized over a weighted average vesting period of 2.04 years. We believe the granting of share options is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share options to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Other factors that may affect our financial results include, among others:

•                  global economic conditions;

•                  our ability to enhance user experience and maintain and increase user traffic;

•                  our ability to attract and retain advertisers or recognize online advertising revenues in a given quarter;

•                  the quality and the number of games we offer on our platform in a given quarter;

•                  the growth of the social networking industry in China;

•                  commission rate trends in China’s social commerce industry;

•                  competition in our industry in China;

•                  changes in government policies or regulations, or their enforcement; and

•                  geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics.

Our operating results tend to be seasonal and fluctuating. For instance, we typically have lower online advertising revenues during the first quarter of each year primarily due to the Chinese New Year holidays in that quarter, and we experienced a moderate decline in our online advertising revenues in the fourth quarter of 2010. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our customers.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or PRC economy.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan.

Economic conditions in China are sensitive to global economic conditions, and our business, results of operations and financial condition are sensitive to PRC and global economic conditions.  In this regard, as the advertising industry is particularly sensitive to economic downturns, our business and prospects may be affected by the PRC and global macroeconomic environments. Any prolonged slowdown in the global or PRC economy may have a negative impact on our online advertising and other services, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

In the course of preparing our consolidated financial statements, one material weakness and one significant deficiency in our internal control over financial reporting were identified. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud maybe adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

Prior to our initial public offering in May 2011, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. In preparing our consolidated financial statements for the three years in the period ended December 31, 2010 included in our registration statement on Form F-1 filed in connection with our initial public offering, we identified one material weakness and one significant deficiency, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting. As defined in AU325, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

The material weakness identified related to insufficient accounting personnel with appropriate U.S. GAAP knowledge. The significant deficiency identified was our not having a formal policy for investment of our surplus cash and the management of our treasury functions. Following the identification of the material weakness, significant deficiency and other control deficiencies, we have taken measures and plan to continue to take measures to remediate these weakness and deficiencies. In connection with the preparation of our consolidated financial statements included in this annual report, we concluded that, as of December 31, 2011, the previously identified and disclosed material weakness and significant deficiency still existed and that the material weakness had expanded to include insufficient financial reporting personnel with appropriate SEC financial reporting knowledge. Failure to correct the material weakness and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, effective internal control over financial reporting is important to help prevent fraud. Failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

Prior to our initial public offering, neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and significant deficiencies and other control deficiencies in our internal control over financial reporting as we and they will be required to do going forward. In light of the material weakness and significant deficiency and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from our management in our annual report on Form 20-F beginning with our annual report for the year ending December 31, 2012. We intend to remediate the material weakness and significant deficiency before December 31, 2012, but we can give no assurance that we will be able to do so. In addition, beginning at the same time that we will be required under Section 404 to include a report from our management in our annual report on Form 20-F, our independent registered public accounting firm must issue an attestation report on the effectiveness of our internal control over financial reporting. If we fail to remedy the material weakness and significant deficiency identified above, our management or our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective, which could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. Further, we will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

We have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

The leasehold interests of some of our consolidated affiliated entities might not be fully protected by the terms of the relevant lease agreements due to defects in or the landlord’s failure to provide certain title documents with respect to some of our leased properties.

As of April 20, 2012, our consolidated affiliated entities leased properties in China covering a total floor area of approximately 53,588 square meters, primarily for use as offices. All such properties are leased from independent third parties. In respect of approximately 43,801 square meters of these properties, the lessors either do not have or have failed to provide proper title documents. In the event of a dispute related to the legal title of any of these properties, our consolidated affiliated entities could be compelled to vacate the properties on short notice and relocate to different facilities. As a result, the operations of our consolidated affiliated entities could be adversely affected if the aforementioned relocation(s) could not be completed efficiently and in a timely manner.

Risks Related to Our Corporate Structure and the Regulation of our Business

If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet business, including the provision of social networking services, online advertising services, online game services and online video services. Specifically, foreign ownership of internet service providers or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, or MOC, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, the National Development and Reform Commission and the Ministry of Commerce in June 2005, foreign investors are prohibited from investing in or operating, among others, any internet cultural operating entities.

We conduct our operations in China principally through two sets of contractual arrangements.  The first set of contractual arrangements is among our wholly owned PRC subsidiary, Qianxiang Shiji Technology Development (Beijing) Co., Ltd.,

or Qianxiang Shiji, and its consolidated affiliated entity, Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, and its shareholders.  Qianxiang Tiancheng has three wholly owned subsidiaries, namely Beijing Qianxiang Wangjing Technology Development Co., Ltd., or Qianxiang Wangjing, Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., or Qianxiang Changda, and Beijing Nuomi Wang Technology Development Co., Ltd., or Beijing Nuomi, and one 65% owned subsidiary, namely Beijing Qingting Changyou Technology Development Co., Ltd., or Qingting Changyou. Qianxiang Wangjing is the operator of our renren.com website and holds the licenses and permits necessary to conduct our SNS, online advertising and online games business in China (other than in Shanghai Municipality), Qianxiang Changda is an online advertising company that plans to apply for the licenses and permits necessary to conduct our SNS and online games services, Beijing Nuomi is the operator of our nuomi.com website and holds the licenses and permits that we believe are necessary to conduct our social commerce business in China, and Qingting Changyou is the operator for our travel interest-related fengche.com website and holds the licenses and permits necessary to conduct its operations in China.

The second set of contractual arrangements is among our wholly owned PRC subsidiary, Beijing Wole Technology Co., Ltd., or Wole Technology, and its consolidated affiliated entity, Guangzhou Qianjun Technology Co., Ltd., or Qianjun Technology, and its shareholders. Qianjun Technology is the operator of our 56.com website and holds the licenses and permits necessary to conduct our online video services. Qianjun Technology has one subsidiary, Beijing Wole Shijie Technology Co., Ltd., or Wole Shijie, of which it owns 90% of the equity interests, with Mr. Sheng Liang owning the remaining 10%. Mr. Liang Sheng signed an equity interest transfer agreement with Qianjun Technology on April 11, 2012 to transfer all of his equity interests in Wole Shijie to Qianjun Technology. The transfer is in the process of being registered with the competent local branch of the SAIC.  Wole Shijie is the operator of our quanquan.net website.

Our contractual arrangements with Qianxiang Tiancheng and its shareholders enable us to exercise effective control over Qiangxiang Tiancheng and its four subsidiaries, and our contractual arrangements with Qianjun Technology and its shareholders enable us to exercise effective control over Qianjun Technology and its subsidiary, and hence we treat these seven entities as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

On September 28, 2009, the GAPP, together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. However, the GAPP Notice does not provide any interpretation of the term “foreign investors” or make a distinction between foreign online game companies and companies under a similar corporate structure like ours (including those listed Chinese and companies under a similar corporate structure like ours (including those listed Chinese Internet companies that focus on online game operation). Thus, it is unclear whether the GAPP will deem our corporate structure and operations to be in violation of these provisions.

Based on the advice of TransAsia Lawyers, our PRC legal counsel, the corporate structure of our consolidated affiliated entities and our subsidiary in China comply with all existing PRC laws and regulations. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations (including the MIIT Notice and the GAPP Notice described above), we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could:

•                  revoke our business and operating licenses;

•                  require us to discontinue or restrict our operations;

•                  restrict our right to collect revenues;

•                  block our websites;

•                  require us to restructure our operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•                  impose additional conditions or requirements with which we may not be able to comply; or

•                  take other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the affiliated entities or our right to receive their economic benefits, we would no longer be able to consolidate these entities. These entities contributed substantially all of our consolidated net revenues and contributed US$117.9 million to income from continuing operations in 2011, while our overall consolidated income from continuing operations was US$41.0 million in 2011.

We rely on contractual arrangements with consolidated affiliated entities for our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with our affiliated entities to operate our businesses in China. For a description of these contractual arrangements, see “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” These contractual arrangements may not be as effective in providing us with control over these affiliated entities as direct ownership. If we had direct ownership of our consolidated affiliated entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of each of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our consolidated affiliated entities and their respective shareholders of their obligations under their respective contracts to exercise control over our affiliated entities. Therefore, our contractual arrangements with our affiliated entities may not be as effective in ensuring our control over our China operations as direct ownership would be.

Any failure by our affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.

If our consolidated affiliated entities or their respective shareholders fail to perform their respective obligations under the contractual arrangements of which they are a party, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of our consolidated affiliated entities were to refuse to transfer their equity interest in our consolidated affiliated entities to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their respective contractual obligations.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

Contractual arrangements our subsidiaries has entered into with our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and a finding that we or our consolidated affiliated entities owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly owned subsidiaries in China and our consolidated affiliated entities in China do not represent arm’s-length prices and consequently adjust our consolidated affiliated entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our consolidated affiliated entities, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our consolidated affiliated entities for any unpaid taxes. Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are subject to late payment fees or other penalties.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

Ms. Jing Yang and Mr. James Jian Liu are shareholders of Qianxiang Tiancheng, one of our consolidated affiliated entities. Ms. Yang is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer. Mr. Liu is our executive director and chief operating officer. Mr. Sheng Liang and Ms. Juan Zhou are shareholders of Qianjun Technology, one of our consolidated affiliated entities. Mr. Sheng Liang is an employee of our company and Ms. Juan Zhou is a vice president of our company.

Conflicts of interest may arise between the dual roles of Mr. Liu, Mr. Liang and/or Ms. Zhou as officers or employees of our company and as shareholders of our consolidated affiliated entities. Conflicts of interest may also arise between the interests of Ms. Yang as a shareholder of our Qianxiang Tiancheng and as the wife of our founder and chief executive officer. Furthermore, if Ms. Yang experiences domestic conflict with Mr. Chen, she may have little or no incentive to act in the interest of our company, and she may not perform her obligations under the contractual arrangements she has entered into with Qianxiang Shiji.

Officers of our company owe a duty of loyalty and care to our company and to our shareholders as a whole under Cayman Islands law. We cannot assure you, however, that when conflicts arise, shareholders of our consolidated affiliated entities will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and Ms. Yang and Mr. Liu, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our wholly owned PRC subsidiaries, Qianxiang Shiji and Wole Technology, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Qianxiang Shiji or Wole Technology incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, Qianxiang Shiji and Wole Technology, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as Qianxiang Shiji or Wole Technology is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of Qianxiang Shiji or Wole Technology to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries, dividends distributed to our non-PRC shareholders and ADS holders, and gain realized by such shareholders or ADS holders, may be subject to PRC taxes under the New EIT Law, which would have a material adverse effect on our results of operations.”

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and consolidated affiliated entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and consolidated affiliated entities. We may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries.

Any loans by us to our PRC subsidiaries, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Qianxiang Shiji or Wole Technology to finance their respective activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance Qianxiang Shiji or Wole Technology by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, which are PRC domestic companies. Further, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in social networking services, online advertising, online games, online video and related businesses.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular on November 19, 2010, or Circular No. 59, which tightens the examination on the authenticity of settlement of net proceeds from our initial public offering and requires that the settlement of net proceeds shall be in accordance with the description in the prospectus included in our registration statement on Form F-1 (Registration No. 333-169288), which was filed with the U.S. Securities and Exchange Commission, or SEC, in connection with our initial public offering.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or consolidated affiliated entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Changes in government policies or regulations may have material and adverse impact on our business, financial condition and results of operations.

Our real name social networking services, online games and online video businesses are subject to strict government regulations in the PRC. Under the current PRC regulatory scheme, a number of regulatory agencies, including the MIIT, the MOC, the GAPP, the SARFT and the State Council Information Office, or the SCIO, jointly regulate all major aspects of the internet industry, including the SNS, online game and online video industries. Operators must obtain various government approvals and licenses prior to the commencement of SNS, online game and online video operations, including an internet content provider license, or ICP license, an online culture operating permit, a value-added telecommunication services license, an internet publishing license and an internet audio/video program transmission license.

We have obtained a value-added telecommunication service license, an ICP license, an online culture operating permit, and an online drug information license for online games and advertisements on our SNS website. We have filed with the GAPP and the MOC certain online games that we developed and the imported games available on our SNS website, and will continue to make such filings for these types of games. However, we cannot assure you that our understanding of the applicability and scope of such filings and filing requirements is correct, as the interpretation and enforcement of the applicable laws and regulations by the GAPP and the MOC are still evolving. We currently are in the process of applying for an internet publishing license with the GAPP and its relevant local arm. Pursuant to the Approval regarding Qianxiang Changda’s Engagement in Internet Publication Activities, published on the GAPP website on February 28, 2012, Qianxiang Changda has been approved to engage in internet publication activities. However, we have not yet received the corresponding internet publishing license.  If our current practices are challenged by the GAPP and any of our online games fail to be examined and filed by relevant authorities or are found to be in violation of applicable laws, we may be subject to various penalties, including fines and the discontinuation of or restrictions on our operations. We have obtained an ICP license for the social commerce services provided on our social commerce services website, nuomi.com. We have obtained an ICP license, internet audio/video program transmission license, online culture operating permit, online drug information license, and a permit for radio and television program production and operation on our online video website, 56.com.

If the PRC government promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of SNS, online games, social commerce, online video and/or other services we plan to launch, to the extent we may not be able to obtain these licenses, our results of operations may be materially and adversely affected. In addition, the PRC government may promulgate regulations restricting the types and content of advertisements that may be transmitted online, which could have a direct adverse impact on our business.

Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets.

In the course of playing online games, some virtual assets, such as special equipment and other accessories, are acquired and accumulated. Such virtual assets can be important to online game players and have monetary value and in some cases are sold among players for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service, a network crash or hacking activities. Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who is the legal owner of virtual assets, whether and how the ownership of virtual assets is protected by law, and whether an operator of online games such as us would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets. In case of a loss of virtual assets, we may be sued by our game players and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

Based on recent PRC court judgments, the courts have typically held online game operators liable for losses of virtual assets by game players, and in some cases have allowed online game operators to return the lost virtual items to game players in lieu of paying damages.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.

The issuance and use of “virtual currency” in the PRC has been regulated since 2007 in response to the growth of the online games industry in China. In January 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the use of virtual currency. To curtail online games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (i) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (ii) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (iii) bans the conversion of virtual currency into real currency or property; and (iv) prohibits services that enable game players to transfer virtual currency to other players. In February 2007, 14 PRC regulatory authorities jointly promulgated a circular to further strengthen the oversight of internet cafes and online games.

On June 4, 2009, the MOC and the Ministry of Commerce jointly issued a notice regarding strengthening the administration of online game virtual currency. The MOC issued the Tentative Administrative Measures of Online Games, or the Online Game Measures, in June 2010, which provides, among other things, that virtual currency issued by online game operators may be only used to exchange its own online game products and services and may not be used to pay for the products and services of other entities.

We issue virtual currency to game players for them to purchase various virtual items or time units to be used in our online games. We are in the process of adjusting the content of our online games, but we cannot assure you that our adjustments will be sufficient to comply with the Virtual Currency Notice.  Moreover, although we believe we do not offer online game virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. For example, certain virtual items we issue to users based on in-game milestones they achieve or time spent playing games are transferable and exchangeable for our virtual currency or the other virtual items we issue to users. If the PRC regulatory authorities deem such transfer or exchange to be a virtual currency transaction, then in addition to being deemed to be engaged in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under the Virtual Currency Notice. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business and results of operations.

In addition, the Virtual Currency Notice prohibits online game operators from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual items or virtual currency based on random selection through a lucky draw, wager or lottery. The notice also prohibits game operators from issuing currency to game players through means other than purchases with legal currency. It is unclear whether these restrictions would apply to certain aspects of our online games. Although we believe that we do not engage in any of the above-mentioned prohibited activities, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours and deem such feature as prohibited by the Virtual Currency Notice, thereby subjecting us to penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could materially and adversely affect our business and results of operations.

If we are required to pay U.S. taxes, the value of your investment in our company could be substantially reduced.

If, pursuant to a plan or a series of related transactions, a non-United States corporation, such as our company, acquires substantially all of the assets of a United States corporation, and after the acquisition 80% or more of the stock, by vote or value, of the non-United States corporation, excluding stock issued in a public offering related to the acquisition, is owned by former shareholders of the United States corporation by reason of their ownership of the United States corporation, the non-United States corporation will be considered a United States corporation for United States federal income tax purposes. Based on our analysis of the facts related to our corporate restructuring in 2005 and 2006, we do not believe that we should be treated as a United States corporation for United States federal income tax purposes. However, as there is no direct authority on how the relevant rules of the Internal Revenue Code might apply to us, our company’s conclusion is not free from doubt. Therefore, our conclusion may be challenged by the United States tax authorities and a finding that we owe additional United States taxes could substantially reduce the value of your investment in our company. You are urged to consult your tax advisor concerning the income tax consequences of purchasing, holding or disposing of ADSs or ordinary shares if we were to be treated as a United States domestic corporation for United States federal income tax purposes.

Our operations may be adversely affected by the implementation of anti-fatigue-related regulations.

The PRC government may decide to adopt more stringent policies to monitor the online games industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education and the MIIT issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Online gaming operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors. On July 1, 2011, the GAPP, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the Verification of Real-name Registration for Anti-Fatigue System on Internet Games (the “Real-name Registration Notice”), which took effect on October 1, 2011, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play internet games and, accordingly, the Real-name Registration Notice imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. These restrictions could limit our ability to increase our online games business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our online games business could be materially and adversely affected.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past few years, the PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. For example, China enacted an Anti-Monopoly Law that became effective on August 1, 2008. Because the Anti-Monopoly Law and related regulations have been in effect for only a few years, there have been very few court rulings or judicial or administrative interpretations on certain key concepts used in the law. As a result, there is uncertainty how the enforcement and interpretation of the new Anti-Monopoly Law may affect our business and operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

•                  We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•                  There are uncertainties relating to the regulation of the internet industry in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we have failed to obtain permits or licenses that applicable regulators may deem necessary for our operations or we may not be able to obtain or renew certain permits or licenses to maintain their validity. The major permits and licenses that could be involved include the ICP license, the online culture operating permit, the value-added telecommunication services operation permit, the internet publishing license and the internet audio/video program transmission license.

•                  New laws and regulations may be promulgated that will regulate internet activities, including social networking services, online games, online advertising and online video businesses. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

On July 13, 2006, the MIIT, the predecessor of which is the Ministry of Information Industry, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, our PRC consolidated affiliated entities own the related domain names and trademarks and hold the ICP licenses necessary to conduct our operations for websites in China.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of the internet industry.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our revenues and costs are denominated in RMB. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, Qianxiang Shiji and Wole Technology are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The M&A rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Six PRC regulatory agencies promulgated regulations effective on September 8, 2006 that are commonly referred to as the M&A Rules. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. We may expand our business in part by acquiring complementary businesses, as we had done in the acquisition of 56.com in October 2011. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Certain regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective in September 2006 and was amended in June 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. This regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in August 2008, are triggered.  According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot assure you that the MOC or other government agencies will not publish interpretations contrary to our understanding or broaden the scope of such security review in the future.

We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, issued on November 1, 2005. To further clarify and simplify the implementation of the SAFE Circular No. 75, the SAFE issued Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 19 on May 20, 2011, which came into effect on July 1, 2011. These regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents by virtue of their establishment or their maintaining a controlling interest in our company, and may apply to any offshore acquisitions that we make in the future.

Mr. Joseph Chen, our founder, chairman and chief executive officer, is not a PRC citizen, but resides in China and has established and maintains a major shareholding in our company. Based on our oral inquiry with the relevant local branch of SAFE, the requirements for registration under SAFE Circular 75 are not applicable to Mr. Chen.

Mr. James Jian Liu, our executive director and chief operating officer, and a few other senior management personnel of our company, all of whom are PRC residents, became shareholders of our company as a result of the exercise of employee share options. Based on our inquiry with the relevant local branch of SAFE, any application to such local SAFE branch with respect to the registration of Mr. Liu and the other PRC resident shareholders’ holdings of shares in our offshore holding company under SAFE Circular 75 and related rules will not be officially accepted or examined because they became shareholders of our offshore holding company as a result of their exercise of employee share options.

However, we cannot conclude that SAFE or its local branch responsible for our PRC subsidiary’s foreign exchange registrations will not later alter their position on and interpretation of the applicability of these foreign exchange regulations to Mr. Chen, Mr. Liu or the other PRC resident shareholders of our company. In the event that the registration procedures set forth in these foreign exchange regulations becomes applicable to Mr. Chen, Mr. Liu or any of the PRC resident shareholders of our company, we will urge these individuals to file necessary registrations and amendments as required under SAFE Circular 75 and related rules. However, we cannot assure you that all of these individuals can successfully file or update any applicable registration or obtain the necessary approval required by these foreign exchange regulations. Both Mr. Sheng Liang and Ms. Juan Zhou have obtained registration under SAFE Circular 75. We cannot assure you, however, that all of these individuals may continue to make the required filings or updates in a timely manner, or at all. We can provide no assurance that we will in the future continue to be informed of the identities of all PRC residents holding direct or indirect interests in our company. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any lack of requisite permits for any of our online video content may expose us to regulatory sanctions.

In 2009, SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content, or the SARFT Notice. The SARFT Notice reiterated, among other things, that all movies and television shows released or published online must be in compliance with applicable regulations concerning the administration of radio, film and television. In particular, movies and television shows, whether produced in the PRC or overseas, must be pre-approved by SARFT prior to their release, and distributors of such movies and television shows must obtain an applicable permit prior to their release.

We rely on written representations from the content providers regarding the SARFT approval status of the content licensed to us. Under our content licensing agreements, the content providers generally represent and warrant that (i) they have obtained required approvals and all required permits under applicable laws with respect to the content that they provide and (ii) the content itself, as well as the authorization or rights granted to us, neither breach any applicable laws or regulations nor impair any third party rights.  In the event such approvals and permits are not obtained, applicable laws or regulations are breached or third party rights are impaired, we maintain the right to delete such content without any notification to the content providers.  Further, if the content providers breach the contract in such a way that the contract can no longer be performed, we maintain the right to terminate the contract and, under the contract, the content providers is required to indemnify us for any actual loss resulting from such breach.

However, we cannot guarantee that the remedies provided under these contracts will be sufficient to compensate us for potential regulatory sanctions imposed by SARFT due to violations of the approval and permit requirements, nor can we ensure that any such sanctions will not adversely affect either the general availability of video content on our website or our reputation. In addition, such risks may persist due to ambiguities and uncertainties relating to the implementation and enforcement of the SARFT Notice.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee share ownership plans or share option plans of an overseas publicly listed company. In March, 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rules.

In February 2012, the SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. This Stock Option Notice replaced the previous Stock Option Rules. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks, as were stipulated in the earlier Stock Option Rules.  Under these rules, for PRC resident individuals who participate in stock incentive plans of overseas publicly-listed companies, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by relevant laws and regulations, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such resident, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or share option exercises as PRC residents may not directly use oversea funds to purchase shares or exercise share options. In addition, within three months after any substantial changes to any such stock incentive plan, including for example any changes due to merger or acquisition or changes to the domestic or overseas custodian agent, the domestic agent must update the registration with SAFE.

As our company became listed on the NYSE in May 2011, we and our PRC citizen employees who participate in an employee share ownership plan or a share option plan are subject to these regulations. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See “Item 4.B—Business Overview—Regulation—Regulations on Employee Stock Options Plans.”

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the relevant tax authority of the PRC resident enterprise. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the PRC Enterprise Income Tax Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

Each of Qianxiang Wangjing and Qianxiang Changda are qualified as a “software enterprise” and enjoy tax benefits under the PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, both of which became effective on January 1, 2008. However, we cannot assure you that we will be able to continue to enjoy such tax benefits. If Qianxiang Wangjing’s or Qianxiang Changda’s status as a “software enterprise” is repealed, we may have to pay additional taxes to make up any previously unpaid tax and may be subject to a higher tax rate, which may materially and adversely affect our results of operations.

The New EIT Law applies a uniform statutory income tax rate of 25% to enterprises in China. The New EIT Law and implementation rules promulgated under the New EIT Law provide that “software enterprises” enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Qianxiang Wangjing has been qualified as a “software enterprise” by the Beijing Municipal Commission of Science and Technology and, accordingly, enjoyed an enterprise income tax rate of 0% for 2009 and 2010, enjoyed a tax reduction of 50% for 2011, and will enjoy a tax reduction of 50% for 2012 and 2013. Qianxiang Changda has been qualified as a “software enterprise” by the Beijing Municipal Commission of Science and Technology and, accordingly, was exempt from enterprise income tax rate in 2011 and 2012, and will enjoy a tax reduction of 50% for 2013, 2014 and 2015.

There are uncertainties surrounding the interpretation and implementation of the New EIT Law and its implementation rules.  We cannot assure you that the qualification of Qianxiang Wangjing or Qianxiang Changda as a “software enterprise” by the relevant tax authority will not be challenged in the future by their supervising authorities and be repealed, or that there will not be future implementation rules that are inconsistent with current interpretation of the New EIT Law. If the tax benefits that each of Qianxiang Wangjing and Qianxiang Changda enjoy as a “software enterprise” are revoked prior to expiration of its term, and we are otherwise unable to qualify Qianxiang Wangjing or Qianxiang Changda for other income tax exemptions or reductions, our effective income tax rate will be adversely affected. In addition, we may have to pay additional taxes to make up any previously unpaid tax. As a result, our results of operations could be materially and adversely affected.

Our global income and the dividends that we may receive from our PRC subsidiaries, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the New EIT Law, which would have a material adverse effect on our results of operations.

Under the New EIT Law and its implementation rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. See “Item 4.B—Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax.” Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the PRC enterprise income taxation law applicable to us prior to January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as Qianxiang Shiji and Wole Technology, were exempt from PRC withholding tax. Pursuant to the New EIT Law and its implementation rules, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and, prior to our acquisition in October 2011 of Wole Inc., a Cayman Islands company, and obtaining the right to operate the 56.com website through a set of contractual arrangements, we conducted substantially all of our business through Qianxiang Shiji, which is 100% owned by CIAC, our wholly owned subsidiary located in the Cayman Islands.  Following our acquisition of Wole Inc. in October 2011, we have conducted, and plan to continue conducting, substantially all of our business through Qianxiang Shiji as well as through Wole Technology, which is 100% owned by Wole Inc.  As long as CIAC and Wole Inc. are considered non-PRC resident enterprises, dividends that they respectively receive from Qianxiang Shiji and Wole Technology may be subject to withholding tax at a rate of 10%. See “Item 4.B—Business Overview—Regulation—Regulations on Tax—Dividends Withholding Tax.”

As uncertainties remain regarding the interpretation and implementation of the New EIT Law and its implementation rules, we cannot assure you that if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax at a rate of up to 10%. Similarly, any gain recognized by such non-PRC shareholders or ADS holders on the sale of shares or ADSs, as applicable, may also be subject to PRC withholding tax. If we are required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, or on gain recognized by such non-PRC shareholders or ADS holders, such investors’ investment in our ordinary shares or ADSs may be materially and adversely affected.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you do not have the benefit of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of PRC authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures.  As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections, which may cause investors to lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NYSE on May 4, 2011, the closing prices of our ADSs have ranged from US$3.28 to US$18.01 per ADS, and the last reported trading price on April 26, 2012 was US$6.41 per ADS.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•                  regulatory developments in our industry affecting us, our advertisers or our competitors;

•                  announcements of studies and reports relating to the quality of our services or those of our competitors;

•                  changes in the economic performance or market valuations of other companies that provide SNS, online games, online advertising or social commerce services or other internet companies;

•                  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•                  changes in financial estimates by securities research analysts;

•                  conditions in the SNS, online game, online advertising and social commerce industries or the internet industry in general;

•                  announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•                  additions to or departures of our senior management;

•                  fluctuations of exchange rates between the RMB and the U.S. dollar; and

•                  sales or perceived potential sales of additional ordinary shares or ADSs.

In addition, the stock market in general, and the market prices for Internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities.  Further, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect operating performance. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class voting structure which consists of Class A ordinary shares and Class B ordinary shares. Subject to certain exceptions, in respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

We issued Class A ordinary shares represented by our ADSs in our initial public offering in May 2011. Mr. Joseph Chen, our founder, chairman and chief executive officer and SB Pan Pacific Corporation are our only shareholders who hold Class B ordinary shares.  Due to the disparate voting powers attached to the two classes of ordinary shares, as of April 20, 2012, Mr. Chen and SB Pan Pacific Corporation beneficially own approximately 56.0% and 33.6%, respectively, of the aggregate voting power of our company and have controlling power over matters requiring shareholder approval, subject to certain exceptions. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April 20, 2012, we have 1,181,259,240 ordinary shares outstanding, comprised of (i) 440,847,459 Class A ordinary shares represented by ADSs, which ADSs are freely transferable without restriction or additional registration under the Securities Act, (ii) 335,023,331 Class A ordinary shares not represented by ADSs, which are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, and (iii) 405,388,450 Class B ordinary shares which, following conversion to Class A ordinary shares by the holder of the Class B ordinary shares, are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, dated as of May 4, 2011, by and among our company, Citibank, N.A., as depositary, and the holders and beneficial owners of American depositary shares, holders of our ADSs will not be able to exercise voting rights attaching to the Class A ordinary shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the Class A ordinary shares represented by the ADSs. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions.

Pursuant to our amended and restated memorandum and articles of association, we may convene a shareholders’ meeting upon seven (7) calendar days’ notice. If we give timely notice to the depositary under the terms of the deposit agreement (30 days’ notice), the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the Class A ordinary shares underlying your ADSs, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the Class A ordinary shares underlying your ADSs are not voted as you requested. In addition, although you may directly exercise your right to vote by withdrawing the Class A ordinary shares underlying your ADSs, you may not receive sufficient advance notice of an upcoming shareholders’ meeting to withdraw the Class A ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and consolidated affiliated entities. Most of our directors and officers reside outside the United States and a substantial portion of the assets of such directors and officers are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, and which was neither obtained by fraud or in proceedings contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation without any re-examination of the merits of the underlying dispute.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our amended and restated memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our two largest shareholders are able to significantly influence our actions over important corporate matters, which may deprive you of an opportunity to receive a premium for your shares and reduce the price of our ADSs.

As of April 20, 2012, Mr. Joseph Chen, our founder, chairman and chief executive officer, beneficially owns approximately 66.7% of our outstanding Class B ordinary shares, representing in aggregate 56.0% of our total voting power, and SB Pan Pacific Corporation beneficially owns approximately 34.8% of our outstanding Class A ordinary shares and approximately 33.3% of our outstanding Class B ordinary shares, representing in aggregate 33.6% of our total voting power. Consequently, these shareholders are able to significantly influence matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a “passive foreign investment company” (a “PFIC”) for United States federal income tax purposes. A non-United States corporation will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Passive income is any income that would be foreign personal holding company income under the Internal Revenue Code of 1986, as amended, including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts.

We believe we were classified as a PFIC for the 2011 taxable year. Based on our current income and assets and projections as to the value of our ADSs and outstanding ordinary shares, it is possible that fluctuations in the market price of our ADSs or ordinary shares may cause us to continue to be a PFIC for 2012 or subsequent taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC for any given year may substantially increase. In addition, for purposes of determining whether we are a PFIC, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25%, by value, of the stock. If it were determined that we are not the owner of Qianxiang Tiancheng and Qianjun Technology for United States federal income tax purposes, we would likely be treated as a PFIC for the current and any subsequent taxable year.

If we are classified as a PFIC, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder (as defined in “Item 10.E—Additional Information—Taxation—Material United States Federal Income Tax Considerations—General”) holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election or “deemed dividend” election with respect to the ADSs or ordinary shares. If you make a deemed sale election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as of the last day of the last year during which we were a PFIC (the “termination date”). If you make a “deemed dividend” election, you will be required to include in income as a deemed dividend your pro-rata share of our earnings and profits accumulated during any portion of your holding period ending at the close of the termination date and attributable to the ADSs or ordinary shares held on the termination date. Any gain from such deemed sale or any income from such deemed dividend would be subject to the consequences described below under “Item 10.E—Additional Information—Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.” A deemed dividend election may not have any adverse United States federal income tax effect on you if the election applies to a year in which we are not profitable (as determined for financial reporting purposes). Financial reporting accounting is different, however, from the computation of net income and earnings and profits under the Code. You are urged to consult your tax adviser regarding our possible status as a PFIC as well as the benefit of making an actual or protective deemed dividend election or deemed sale election.

If we were to be or become classified as a PFIC, a U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Alternatively, United States holders of PFIC shares can sometimes avoid the rules described above by electing to treat such PFIC as a “qualified electing fund.” However, this option will not be available to U.S. Holders because, even if we were to be or become a PFIC, we do not intend to comply with the requirements necessary to permit U.S. Holders to make such election. If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the United States Internal Revenue Service, or the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of ADSs or ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election or “deemed sale” election and the unavailability of the election to treat us as a qualified electing fund. For more information see “Item 10.E—Additional Information—Taxation—Material United States

Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “—Passive Foreign Investment Company Rules.”

Item 4.                                                           Information on the Company

A.                                    History and Development of the Company

We began our operations in China in 2002 through Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, which has subsequently become one of our consolidated affiliated entities through the contractual arrangements described below. CIAC/ChinaInterActiveCorp, or CIAC, was incorporated in August 2005 in the Cayman Islands. CIAC wholly owns Qianxiang Shiji Technology Development (Beijing) Co., Ltd., or Qianxiang Shiji, a company established in Beijing, China. Qianxiang Shiji is the primary PRC subsidiary through which we operate our business in China in reliance on a series of contractual arrangements.

Our current holding company, Renren Inc., was incorporated in February 2006 in the Cayman Islands under our prior name, Oak Pacific Interactive, or OPI. Through a corporate restructuring, in March 2006, CIAC’s shareholders exchanged all of their outstanding ordinary and preferred shares of CIAC for ordinary and preferred shares of OPI on a pro rata basis. As a result, OPI acquired all of the equity interests in CIAC and CIAC became a wholly owned subsidiary of OPI. In December 2010, we changed our corporate name from Oak Pacific Interactive to Renren Inc.

On March 25, 2011, we implemented a ten-for-one share split. Except as otherwise indicated, all information in this annual report concerning share and per share data gives retroactive effect to the ten-for-one share split.

In May 2011, we completed our initial public offering, wherein we issued and sold 50,863,711 ADSs, and certain selling shareholders sold 10,201,289 ADSs, at an initial offering price of $14.00 per ADS.  On May 4, 2011, we listed our ADSs on the New York Stock Exchange under the symbol “RENN.”  In addition, concurrently with our initial public offering, we sold an aggregate of 23,571,426 Class A ordinary shares to certain unrelated third party investors in a private placement, at a price of US$4.67 per Class A ordinary share.

In October 2011, we completed the acquisition of 100% of the equity interest in Wole Inc., a Cayman Islands limited liability company, which, through a set of contractual arrangements between Wole Inc.’s PRC subsidiary, Wole Technology, and Qianjun Technology, operates 56.com, a leading user generated content online video sharing website in China.  We acquired Wole Inc. for US$80.0 million in cash.  See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for more information and “Item 4.C—Organizational Structure” for a diagram illustrating our corporate structure.

Our principal executive offices are located at 23/F, Jing An Center, 8 North Third Ring Road East, Chao Yang District, Beijing, 100028, the People’s Republic of China. Our telephone number at this address is +86 (10) 8448-1818. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 345-949-8066. We also have offices in over 50 cities in China, including Shanghai, Guangzhou and Wuhan.  Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering in May 2011 is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.                                    Business Overview

Overview

We operate the leading real name social networking internet platform in China.  Renren.com ranked first in terms of total page views and total user time spent on social networking websites in 2011 among real name social networking internet platforms in China based on data issued in February 2012 by iResearch Inc., or iResearch, a third-party market research firm.  Our platform enables our users to connect and communicate with each other, share information and user-generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services.

We believe our users are attracted to our large and highly engaged real name community, the broad range of rich communication features and functions on our real name SNS internet platform, our information and content-sharing features, and our offering of a variety of online games and other applications and services. Our platform includes renren.com, our main social networking website, game.renren.com, our online games center, nuomi.com, our social commerce website, and 56.com, our user generated content video sharing website, which we acquired in October 2011.

The quality of our user experience is reflected in the continued growth of our user base and their high level of engagement and interactivity on our platform. From January 2011 through December 2011, we added an average of approximately 3.1 million new activated users per month. Our users’ high level of engagement with our platform is reflected in the amount of time our users spend on our platform, as well as their interactions through it. For example, from January 2011 through December 2011, our unique log-in users spent a monthly average of approximately 7.1 hours on our platform, and our users collectively produced a daily average of approximately 45 million pieces of user-generated content (not including user generated content videos on 56.com, which we acquired in October 2011), including approximately four million photos and 16 million status updates.

Our market leadership stems from our track record of innovation and our pioneering role in China’s social networking service industry. We believe many features and functions that we introduced to the China market have improved the quality of our user experience and have subsequently become standard throughout the industry. For example, we believe renren.com was the first major social networking website in China to offer services like the Renren Open Platform program and Renren Connect program. Our Renren Open Platform program allows users to access high quality applications from third-party developers through an open application programming interface. Our Renren Connect program allows users to sign in and share information and content from over 2,000 Renren Connect partner websites. In addition, to meet Chinese users’ needs and preferences for instant notification and real time communication, we created our Renren Desktop client application, which we believe is unique among major global social networking websites. This application provides real time news feed updates while also facilitating instant messaging among our users.

We believe a key driver of our long-term success is the continued rapid introduction of new services and features that can leverage our existing platform and large user base. For example, the size of our existing renren.com user base allowed us to launch and quickly expand our social commerce services on nuomi.com, whose first offer in June 2010 resulted in purchases of over 150,000 pairs of movie tickets for a single movie theater complex in Beijing. Over 47% of nuomi.com’s users are renren.com users. Nuomi.com was voted as the most popular group-buying brand amongst white-collar workers in China for each of 2010 and 2011, according to surveys conducted with respect to each of those years by CBN Weekly, a third party magazine.  In October 2011, we acquired 56.com, a leading user generated content online video sharing website in China.

Our Platform for Users

As a pioneer in social networking in China, we have focused on providing a highly engaging and interactive platform that promotes connectivity, communication and sharing among our users using their actual identities as opposed to virtual identities. Our innovative internet platform enables our users to connect and communicate with each other, share information and user-generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services.

Since our inception, our user base has grown rapidly. As of December 31, 2009, December 31, 2010 and December 31, 2011, the cumulative total of our activated users was approximately 83 million, 110 million and 147 million, respectively. From January 2011 through December 2011, we added an average of approximately 3.1 million new activated users per month. In December 2009, December 2010 and December 2011, the number of our monthly unique log-in users was approximately 22 million, 26 million and 38 million, respectively. We believe our users are attracted to our large and highly engaged real name community, broad range of communication tools and applications, information and content sharing features, online games, user generated content video uploading, viewing and sharing capabilities, and other services such as nuomi.com, which was voted the most popular group-buy brand amongst white-collar workers in China for each of 2010 and 2011, according to surveys conducted with respect to each of those years by CBN Weekly, a third party magazine.

Our platform creates a user experience that is an extension of real-life relationships, and we believe this type of interaction is the reason our users spent a monthly average of approximately 7.1 hours using our platform from January 2011 through December 2011. During the same period, our users collectively produced a daily average of approximately 45 million pieces of user-generated content, including approximately four million photos and 16 million status updates. As of December 31, 2011, approximately four billion photos, 39 million videos, 300 million blogs and 29 billion comments or reviews were available on our platform. We believe that we have already reached a critical mass in terms of our number of active users and the quality and quantity of connections and interactions among them on our platform, and that this critical mass would be difficult for a competitor in China to achieve in a short period of time in the presence of our already robust community. We also believe that the real name nature of our platform helps us retain users, because once a user has spent time on our platform establishing connections with friends and posting photos, videos and other content, it is time-consuming to restart this process on another SNS site and would require such user’s friends to migrate to the new site as well.

Our user base consists largely of Chinese college students, young urban professionals, and high school students. Our users are generally well-educated, and we believe our users include a substantial majority of all current college students and recent college graduates in China. We are currently striving to expand our user base among white-collar workers in their late 20s and early 30s as well as high school students.

Our SNS platform is accessible from internet-enabled devices, including PCs and mobile phones, so that users can access our platform anytime from anywhere they are connected to the internet. We offer versions of our sites and client applications that have been optimized for a range of mobile phone operating systems, including for the iPhone, Android, Symbian and Windows. The number of our unique mobile log-in users as a percentage of our total unique log-in users increased from 30.0% in December 2010 to 37.5% in December 2011, and the number of monthly unique smartphone users who accessed Renren’s mobile applications was approximately 1.4 million and 8.5 million in December 2010 and December 2011, respectively. We have also developed Renren Check-In for mobile devices, which enables our users to share their location information with friends.

In order to protect our users and the real name nature of our platform, we have a team dedicated to identifying and deleting accounts that contain false information or that are used for inappropriate activities, such as spamming. We also encourage users to provide a real photo of themselves and other real information by awarding expanded platform privileges to them if they provide such information. In addition, the privacy of our users is of the utmost importance to us. Our privacy committee has introduced comprehensive policies for our platform and our third-party partners, and implemented detailed user-determined privacy settings. Our privacy policy calls for strict management and protection of information provided by users, and does not permit disclosure of users’ personal information to unrelated third parties, except when users have consented to such disclosure through the privacy settings on their user accounts. Users can also see who has viewed their profiles.

Communication, Content Creation and Sharing

We help users communicate and stay connected with their friends, classmates, family members and co-workers. Users begin by creating a free account and a personal profile with their name, photos, information about schools and universities attended, employment information, current location, age, lists of interests and other personal data. After creating their initial profile, users can then search other users’ profiles to find and establish connections with existing and old friends using our social network and find new friends to further develop their social graph. Our users can then easily communicate and connect with friends using many different tools and functions, including status updates, photo sharing and commenting, user generated content video uploading, viewing and sharing, chatting, instant messaging, onsite email and mini-groups. In addition, functions such as our news feed, Renren Like and Renren Share as well as our Renren Connect program make it easy for users to share status updates, blogs, photos and content that they recommend to friends.

By providing content and applications that are attractive to Chinese internet users, we have been able to strengthen our user base and increase user engagement and retention. Our key avenues for providing appealing applications and other content include the following:

•                  Content created by users—Users are interested in seeing and hearing about their friends’ lives, activities and thoughts, which users can share with each other through status updates, blogs, photos, videos and other content. Sharing and viewing each other’s user-generated content helps friends stay in closer touch.

•                  Content shared among users—Third-party blogs, links, photos, video and other content are attractive to users when sent from or shared by their real world friends, as users trust their friends’ recommendations and enjoy sharing thoughts and comments about the content they share. In this way, sharing and viewing third-party content also helps friends stay in closer touch. We offer a number of functions to help our users share third-party content easily. For example, users can share content from a third-party website, such as videos on youku.com, by clicking on “Renren Share” and then entering their Renren log-in information. Renren Like and our Renren Connect program also help users share third-party content.

•                  Renren Connect program—This program allows our users to log on to over 2,000 Renren Connect partner websites using their Renren identity. While logged in to our platform, users can connect with friends and post information and updates to their Renren profile, increasing the level of engagement for both Renren and our Renren Connect partner websites, which include docin.com, dianping.com, and hudong.com. This extends our social graph beyond relationships between our users to include their relationships and interactions with websites and content outside of our own platform. By facilitating content finding and sharing among our users and increasing traffic for third-party websites, our Renren Connect program offers significant value to both our users and our Renren Connect partner websites.

•                  Renren Open Platform program—We maintain one of the first and largest open application programming interface programs in China for the delivery and consumption of third-party applications. Since we launched our Renren Open Platform program in late 2008, we have received over 100,000 application submissions from third parties, and we have over 1,000 of these applications running concurrently on our platform as of December 31, 2012. Some of the most popular applications on our Renren Open Platform program include social games, such as Little War and Building One, as well as non-game applications, the most popular of which typically relate to lifestyle topics, daily horoscopes and personality tests. We review and approve third-party applications before making them available on our Renren Open Platform program. We also use a variety of algorithms to measure the popularity of applications among users that have tried them, and we make popular applications more prominent on our platform.

By rapidly introducing new services and features that appeal to our users, whether developed internally or by third parties or acquired from third parties, we are able to maintain and increase our number of active users and their level of engagement. Of the many services and features available to our users free of charge, some of our newest and/or most innovative include:

•                  Renren Desktop—This software, which can be downloaded by users, displays real time news feeds, notifications, reminders and other interactive content to users while they are logged on to our platform. Our news feeds provide users with updates and information that is likely to interest them, such as a friend’s online actions or newly shared content. We believe that we are the only major SNS website in the world to offer all of these features in real time. Renren Desktop was recognized as one of the top ten most popular software in China in 2011 by iResearch, and was the only instant messaging software among the ten.

•                  Renren Xiaozhan—This light blogging service, which means “station” in Chinese, enables users to post multimedia content and can be easily customized to suit user preferences.  Renren Xiaozhan provides a means for users with common interests to identify one another, build their interest graphs and share content, thereby assisting users to expand their social network on our SNS internet platform.

•                  56.com—This is a leading user generated content online video sharing website in China where users can upload, view and share videos. We believe user generated content videos have become increasingly popular amongst SNS users as natural extensions of communication and content sharing, and our acquisition of 56.com in October 2011 will continue to help us further meet our user needs of recording and sharing their lives through video format on our social network. A majority of the videos offered on 56.com are created by users, consisting of content mix from performing artists, amateur groups, and video enthusiasts. Thus, this online video sharing website offers complimentary services to fulfill our existing users’ demands.

•                  Renren Mobile Voice Messaging—This new mobile feature is available on Renren mobile applications, and allows Renren users to exchange text messages, audio messages and pictures instantaneously both online and offline.

•                  Renren Music—This feature includes Renren radio, which is a free jukebox which provides users with easy access to a large pool of streamed music across many genres and ages. Users can also create and share their own personal playlists and radio stations, discover new music by listening to songs that their friends frequently listen to or recommend, and receive news feeds showing the recent activities of friends on Renren Music and user-selected artists.

•                  Renren Like—This function allows users to easily share interesting content with their friends. When a user clicks the “Like” button on one of our Renren Connect partner websites, a link appears in the user’s friends’ news feeds.

•                  Renren Check-in—This location-based service allows users to use their mobile devices to share their location information with friends, thereby increasing interactivity and opportunities for users to meet friends in their vicinity.

We also develop new services and features to increase the size of our user base in other demographic groups for whom we aim to make our platform more attractive. For example, we have developed tools for users to decorate and customize their profile page on our platform, which is particularly appealing to high school students. In addition, we believe nuomi.com, our social commerce services, which helps users find good deals on quality services, events and products, and 56.com, our user generated content online video sharing website, are both strongly appealing to white-collar workers in their late 20s and early 30s.

Entertainment

Our platform offers online games, music, videos and other entertainment features, which make the user experience more fun and enjoyable, encourage users to spend more time on our platform and increase user loyalty.

Online games

We operate a web-based game platform in China as part of our SNS internet platform. Web-based games are games that can be played directly from the user’s internet browser without downloading additional software. We believe we developed and launched one of the first web-based role-playing games in the world, Pet Mop, in early 2007, which has won many awards, including China’s Most Valuable Web Game in 2008. We subsequently developed, and launched in late 2008, one of the first web-based MMORPGs in the world, Tianshu Qitan.

Games on our platform have a variety of themes, cultural characteristics and features that appeal to different segments of the game player community, including social games. Social games are developed to be enjoyed, shared and played among friends, are easier to play, and generally can be played to conclusion within a relatively short period of time.

Our platform offers games that we develop internally, games licensed from third parties, and games developed by third parties that are made available through our Renren Open Platform program. We have strong internal technology and creative game design capabilities and we closely monitor changing customer preferences and market trends in the online game market, which enables us to frequently and promptly introduce popular games. By offering games from third-party developers, we enhance the portfolio of games available to users on our platform.

We use a virtual item-based revenue model for our games, under which players can play games for free, but they are charged for optional purchases of virtual in-game items, such as items that improve the strength of game character, in-game accessories and pets. In most cases, users that wish to obtain such items immediately can do so by paying a fee.

Our platform provides users with easy access to our games, and our social networking users form the majority of the user base for our games. In addition, access to web-based games, which require few steps to begin playing and are usually preferred by casual game players, is further simplified for users who are already logged on to our platform, as they do not need to log on to a separate game site in order to begin playing a game.

Music

According to a China Internet Network Information Center report released in July 2011, listening to music ranked as the second most popular online activity during 2010 among internet users surveyed in China. While logged in to our platform, users can listen to streamed music for free using our Renren Music function. Users can also create and share their own personal playlists and radio stations, discover new music by listening to songs that their friends frequently listen to or recommend, and receive news feeds showing the recent activities of friends on Renren Music and user-selected artists. We have entered into license agreements with mainstream Chinese and global music labels for the right to stream the music available on Renren Music. We are one of the few major SNS sites in the world to offer streaming music.

Video

56.com, which we acquired in October 2011, is a video service on our SNS internet platform which allows our users to further connect with their friends and social groups by providing uploading, viewing and sharing services of user generated content videos.  A majority of 56.com’s video library is comprised of user generated content, created by users such as video enthusiasts, performing artists and amateur groups.  The rest of the video library is comprised of content created in-house by our 56.com production team or purchased content produced by professionals, to further provide additional entertainment for our users on our platform.

Other third party applications

Our Renren Open Platform program provides users access to high quality free applications, the most popular of which typically relate to lifestyles topics, daily horoscopes and personality tests.

Social Commerce Services

Our nuomi.com website offers localized social commerce services to individuals who have signed up for our Nuomi services, or Nuomi users, in specific locations or regions. Our social commerce offers are for high quality products, services and events offered by our merchant partners. Entertainment, dining, health and beauty products make up the majority of our social commerce deals. Nuomi users can access nuomi.com from internet-enabled devices, including PCs and mobile phones. We partner with merchants to make special offers through our website for products or services offered by the merchant. These special offers are contingent upon a minimum number of buyers subscribing for the offer.

We launched our social commerce services in June 2010 in Beijing and have since expanded rapidly to a total of 56 major cities and municipalities in China as of December 31, 2011. The daily deals usually offer significant discounts that Nuomi has negotiated with local merchants. A daily deal becomes “live” when enough Nuomi users sign up for the particular deal. The threshold participation requirement encourages Nuomi users to frequently participate and to ask friends to sign up for our Nuomi services and a particular daily deal, which increases both our Nuomi user base and the sales generated by the website. Nuomi users are also encouraged to sign up friends through referral credits awarded when they refer first-time Nuomi users who make a purchase within a specified period of time.

Our first social commerce deal, on June 23, 2010, offered a pair of movie tickets at 23% of face value for Jackie Chan Movie Theatres, a premium movie theater in Beijing. In one day, Nuomi users purchased over 150,000 pairs of movie tickets for Jackie Chan Movie Theatres.

As of December 31, 2010 and December 31, 2011, the aggregate number of our paying users was approximately 700,000 and 4.9 million, respectively, and the number of our total units sold was approximately 2.1 million and 29.2 million, respectively.

Our SNS platform provides users with easy access to our social commerce services, and our large user base which uses our social commerce services enables our merchant partners to find customers in a cost-effective manner. Additionally, our users share and communicate these deals with friends, causing the reach of the deals to expand rapidly through the internet. Our social commerce services are also available on our location-based service commercial platform, which we launched in October 2011 and is now running approximately 30,000 promotions and deals from thousands of merchants each day.

Other Services

We monetize our platform and user base through VIP memberships and virtual gifts, in addition to online advertising and social commerce services. VIP memberships provide users with benefits such as larger size limits on photo albums and email inboxes and other additional features and benefits. Virtual gifts, such as cartoon images, flashes, birthday cards and gift cards containing our virtual currency, can be sent by users to friends. Some virtual gifts are free and others must be purchased.

Payment Methods and Systems

In October 2007, we launched “Renren Beans,” virtual currency that can be used to purchase any of our IVAS or other paid services and applications for users. Users can acquire our virtual currency through:

•                  Online sales—Users can purchase the virtual currency directly on the Renren platform through third-party online payment systems using bank cards and mobile and SMS payments, among other methods. In cooperation with third-party payment service providers such as Alipay and Yeepay, we provide high quality and reliable online payment services to users.

•                  Offline distribution—Users can purchase online prepaid cards redeemable for our virtual currency from retail points across China, which primarily consist of newsstands, convenience stores and internet cafés.

Some of our paid services, such as virtual in-game items for games, can also be purchased online directly without using our virtual currency.

Services for Advertisers

Leveraging our large and fast growing user base, the real name characteristics of our SNS platform and our advertising targeting capabilities, we serve an increasingly broad base of advertisers with a wide range of advertising formats and solutions.

Our Advertisers and Customers

Our online advertising serves a broad base of advertisers, including leading international companies, such as Coca-Cola and Nike, leading companies in China, such as Meng Niu Dairy and China Merchants Bank, and small- and medium-sized enterprises. In 2009, 2010 and 2011, the number of our brand advertisers was 224, 248 and 301, respectively, and the average annual spending by our brand advertisers was approximately US$82,000, US$129,000 and US$181,000, respectively. Our advertisers operate in a variety of industries, including fast-moving consumer goods, information technology hardware, apparel and accessories, personal care products, automobile manufacturing and financial services. Our online advertising service team has direct contacts with our advertisers, a vast majority of whom purchase our online advertising services through third-party advertising agencies.

Our nuomi.com website serves local merchants or event organizers which typically have small advertising budgets and wish to target their advertisements to a limited geographic region.

Our online advertisers offer high quality products and services and hope to reach market influencing demographics with the ability and motivation to pay for these products and services. Some of our advertisers target current college students, which make up a large portion of our user base, because consumers’ college years are an important time for establishing brand perceptions and preferences.

Online Advertising Services

We offer a broad range of advertising formats and solutions, including social ads, display advertising, promoted news feeds, fan or brand page advertising, in-game advertising, our recently added video advertising solutions on 56.com which, in addition to display advertising, include pre-roll, post-roll and word-link advertising, and other formats such as sponsored online events and branded virtual gifts.

Our SNS platform has significant advantages due to our diverse and unique advertising formats and our targeting capabilities, which benefit from the real name nature of our SNS platform and the data we possess regarding users and their preferences. For social ads, display advertising, and promoted news feed items, we have the capability to more efficiently target and reach users meeting certain geographic and demographic criteria, such as users with a certain educational background, a certain life stage (for example, students or white collar workers) and/or residence in a certain geographic region.

•                  Social ads—Our social ads come in a variety of formats, including video advertisements, polls and coupons. Our social ads allow users to interact with the advertisement alone or together with friends using user-initiated call-to-action buttons such as “participate,” “like this ad,” “comment on this ad,” “share this ad” and “become a fan,” which can result in friend recommendations and other forms of social influence. Our social ads are designed to be non-intrusive and typically do not employ flashing fields or pop-ups that cover large parts of the user’s screen. Advertisers can pay for social ads based on the time period that the advertisement is displayed or the number of impressions delivered.

•                  Display advertisements—Our display advertisements are delivered alongside a web page primarily as graphical banners. Display advertisements can be targeted to certain users or can be displayed on a page at a certain time to all users viewing the page. Advertisers can pay for display advertising based on the time period that the advertisement is displayed, the number of ad impressions delivered or the number of clicks on their advertisement. An “ad impression” is delivered when an advertisement appears on a page and the page is viewed by a user.

•                  Promoted news feeds—Our promoted news feeds display news, events and promotions regarding an advertiser or its brand to users who have agreed to accept content from the advertiser or brand, in the form of text, text plus graphic, or text plus user-initiated video in the users’ news feed stream, which can be further shared among their friends. Advertisers can also select demographic and geographic criteria for their promoted news feeds.

•                  Fan or brand page advertising—Advertisers can create a page within our platform that users can choose to join. The page builds an advertiser’s base of “fans,” and the advertiser can use the page and its fan base as a long-term community where the advertiser can constantly communicate with, educate and engage its target consumers by publishing content in diverse formats, promoting new products, and holding online events to continue to grow the fan base.

•                  In-game advertising—Our platform offers social games that can be embedded with brand and product placements. If the storyline or message of certain content is relevant to a brand or product’s marketing initiatives, a product placement can have strong branding and call-to-action effects on viewers and game players.

•                  Sponsored online events and virtual gifts—Other forms of advertisements include sponsored online events or gifts that allow advertisers to sponsor a particular area on our websites or particular virtual gifts.

The social attributes of our promoted news feeds, social ads and fan or brand pages allow advertisers to earn users’ organic word-of-mouth impressions, clicks and engagement through users’ further sharing and spreading of information among their friends.

On 56.com, the primary advertising formats and solutions we offer are display advertisements, pre-roll advertisements, post-roll advertisements and word link.  The display advertisements we offer on 56.com are similar to the display advertisements we offer in general on our SNS internet platform, and are described above. Our pre-roll advertisements are video screen advertisements that appear on-screen before a user watches the video content selected.  Our post-roll advertisements are video screen advertisements that appear on-screen immediately following when the video which had been selected is finished being viewed.  Both pre-roll and post-roll advertisements typically range from 5 to 30 seconds in length. Word-link is an advertising solution wherein advertisements and links related to the video content selected for viewing are placed under the video content being viewed.

Brand advertisers are increasingly seeking the ability to track and measure advertisement performance and their return on investment. We have invested in internal and external market research capabilities to strengthen our platform’s ability to track and measure advertisement performance.

Social Commerce Services

Our social commerce services allow merchants to target a local market and benefit from word-of-mouth advertising through, for example, a user’s news feed notifying a user when his or her friends sign up for a social commerce deal. In addition, users have an incentive to actively encourage their friends to join the social commerce deal in order to reach the threshold that will make the deal effective. If a deal were to fail to become “live” because the number of Nuomi users that signed up for the deal did not meet its threshold requirement, the offer would be retracted and the advertiser would incur no costs for the deal.

We receive commissions from merchant partners on the payments collected, although these commissions to date have been small due to the competition in the social commerce services market.

Sales and Marketing

Advertising Sales

As is customary in China, we sell our online advertising services and solutions primarily through third-party advertising agencies that represent end-advertisers. As social networking websites have become increasingly popular, we have been able to cultivate and strengthen our relationships with end-advertisers by sharing our understanding of the evolving social networking industry and related online advertising services and solutions. As a relatively young company in the online advertising sector, we also intend to leverage advertising agencies’ existing client relationships and network resources to increase our sales and expand our advertiser base.

We rely primarily on our direct sales force for our social commerce services, which are directed at local merchants or event organizers seeking to target customers in a specific city or region. Advertising agencies in China currently do not generally cover social commerce services such as those offered by Nuomi.

In order to further promote our brand awareness among existing and potential customers of all types and to educate them about how they can more effectively and efficiently reach their targeted consumers through our SNS platform, we market our services and solutions through direct marketing, by hosting or attending public relations events such as trade marketing events, and through other marketing activities.

As of December 31, 2011, we had 357 sales representatives and supporting personnel for online advertising services. Our sales force for online advertising services is organized by industry and provides a broad range of services and solutions. In addition to building and maintaining customer relationships, our sales force assists advertisers in structuring advertising campaigns by analyzing the advertisers’ target audiences and marketing objectives. As of December 31, 2011, we had 732 sales representatives and supporting personnel for our nuomi.com social commerce services. Our sales force for Nuomi is organized by the regions in which we offer social commerce services. The Nuomi sales team works directly with current and prospective customers to secure social commerce deals for each day in each Nuomi location.

The compensation for our salespeople includes incentives based on the sales revenues they achieve. We provide regular in-house and external education and training to our sales team to help them provide current and prospective advertisers with comprehensive information about our services and the advantages of using our advertising solutions. Our performance-linked compensation structure and career-oriented training help motivate our salespeople.

Marketing and Brand Promotion

We believe brand recognition is important to our ability to attract users. We have engaged in both online and offline marketing activities to promote our Renren and Nuomi brands. To date, user recognition of our Renren and Nuomi brands has primarily grown virally, and we have built our Renren brand, and especially our Nuomi brand, with only modest marketing and brand promotion expenditures. Since acquiring the rights to operate 56.com in October 2011 through our acquisition of Wole Inc., we have not had significant expenditures to promote the 56.com brand.

To facilitate such viral growth, we focus on continuously improving the quality of our services, as we believe satisfied users and their friends are more likely to recommend our services to others, making it difficult to replicate our success.

We have a marketing team that initiates various marketing activities. For example, we market our services through media partnerships, co-branding campaigns with multinational brands, sponsorship of cultural events such as music festivals, and our public relations team, which informs various news media when we launch new services or reach other milestones. In addition, in 2009, we significantly increased our marketing activities on a temporary basis in order to publicize our rebranding of “Xiaonei” to “Renren” through television advertisements and other advertising formats.

Seasonality

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our online advertising services. We generally generate less revenues from online advertising during national holidays in China, in particular during the first quarter of each year due to the slowdown of business during the Chinese New Year holiday season that lasts approximately two weeks. To a lesser extent, we also generally generate less revenues from online advertising during the fourth quarter of each year due to the fact that historically a large concentration of our advertising customers are in the consumer sector and many of these advertising customers purchase more of our advertising services in the spring and summer seasons as opposed to autumn and winter due to the fact that certain of their major products sell better during spring and summer. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our advertisers. We expect that seasonal fluctuations and cyclicality will continue to cause our quarterly and annual operating results to fluctuate. See “Item 3.D—Risk Factors—Risks Related to Our Business and Industry—Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

Competition

The internet industry in China is rapidly evolving and highly competitive. We face significant competition in almost every aspect of our business, particularly from companies that provide social networking, internet communication, online games, search functions and/or other products and services, such as Tencent, SINA’s Weibo.com and kaixin001.com, from social commerce service providers, such as meituan.com, dianping.com and lashou.com, and from companies that enable users to upload, view and/or share video content, such as Youku.com, Tudou.com, Sohu.com, iQiyi.com and Tencent. We also compete for online advertising revenues with other websites that sell online advertising services in China. In addition, we indirectly compete for advertising budgets with traditional advertising media in China, such as television and radio stations, newspapers and magazines, and major out-of-home media. We may also face potential competition from global social networking service providers that seek to enter the China market.

We compete for advertisers primarily on the basis of size and purchasing power of our user base, effectiveness of services in reaching targeted consumers, ability to demonstrate marketing results, knowledge of our sales force, and leadership in our social network services category. In social commerce services, we compete for merchant partners and deals primarily on the basis of effectiveness of services in generating sales, size and purchasing power of our user base, and the rate of commission for our services.

We compete for users and user engagement primarily on the basis of helping users communicate, share and have fun on our platform as a result of quality and innovation in our user-facing products, as well as brand name and recognition, and quality of user-generated content.

Regulation

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Regulations on Value-Added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services, or ICP services, is a subcategory of value-added telecommunications services. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, which in particular regulate ICP services. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC. In November 2000, the MIIT promulgated the Administrative Measures on Internet Electronic Messaging Services, or the BBS Measures, which requires the operator to obtain a special BBS Permit from the local bureau of MIIT prior to engaging in BBS services. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms.

On December 26, 2001, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, or the Telecom License Measures. On March 5, 2009, the MIIT issued revised Telecom License Measures, which took effect on April 10, 2009. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an information services operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an information services operator providing the same services in one province is required to obtain a local license.

On April 19, 2004, the MIIT issued a notice stating that mobile network carriers can only provide mobile network access to those mobile internet service providers that have obtained licenses from the MIIT before conducting operations, and that such carriers must terminate mobile network access for those providers who have not secured the required licenses.

To comply with these PRC laws and regulations, our information services operator, Qianxiang Tiancheng, holds a value-added telecommunications business operating license and an ICP license, and our ICP operators Qianxiang Wangjing and Beijing Nuomi hold ICP licenses. Qianjun Technology also holds an ICP license. Moreover, Qianxiang Tiancheng, Qianxiang Wangjing, Beijing Nuomi and Qianjun Technology all possess BBS Permits issued by the local bureau of the MIIT.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local branches, and the relevant approval application process usually takes six to nine months. Due to the limitation of foreign investment in value-added telecommunications services companies that conduct online culture activities, we would be prohibited from acquiring any equity interest in our PRC domestic companies without diverting management attention and resources. In addition, we believe that our contractual arrangements with our PRC domestic companies and their respective individual/entity shareholders provide us with sufficient and effective control over our PRC domestic companies. Accordingly, we currently do not plan to acquire any equity interest in our PRC domestic companies.

On July 13, 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Notice. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their value-added telecommunications business operating licenses.

To comply with these PRC regulations, we operate our websites through our PRC domestic companies, i.e., Qianxiang Tiancheng, Qianxiang Wangjing, Beijing Nuomi, Qianxiang Changda and Qianjun Technology. Qianxiang Tiancheng is currently 99% owned by Ms. Jing Yang and 1% owned by Mr. James Jian Liu, both of whom are PRC citizens. Qianxiang Tiancheng holds a value-added telecommunications business operating license, an ICP license and a BBS Permit. Qianxiang Wangjing and Beijing Nuomi are currently wholly owned by Qianxiang Tiancheng, and each holds an ICP license and a BBS Permit. Qianxiang Changda is currently wholly owned by Qianxiang Tiancheng, and holds an ICP license. Qianjun Technology is currently 80% owned by Mr. Liang Sheng and 20% owned by Ms. Zhou Juan, both of whom are PRC citizens. Qianjun Technology holds an ICP license and a BBS Permit.

If, despite these precautions, the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, including possibly the establishment or restructuring of a foreign-invested telecommunication enterprise, re-application for the necessary licenses, or relocation of our businesses, staff and assets, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Regulations on Internet Content Services

National security considerations are an important factor in the regulation of internet content in China. The National People’s Congress, the PRC’s national legislature, has enacted laws with respect to maintaining the security of internet operations and internet content. According to these laws, as well as the Internet Measures, violators may be subject to penalties, including criminal sanctions, for internet content that:

•                  opposes the fundamental principles stated in the PRC constitution;

•                  compromises national security, divulges state secrets, subverts state power or damages national unity;

•                  harms the dignity or interests of the state;

•                  incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•                  undermines the PRC’s religious policy or propagates heretical teachings or feudal superstitions;

•                  disseminates rumors, disturbs social order or disrupts social stability;

•                  disseminates obscenity or pornography, encourages gambling, violence, murder or fear or incites the commission of a crime;

•                  insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•                  is otherwise prohibited by law or administrative regulations.

ICP service operators are required to monitor their websites. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions, order them to suspend their operations, or revoke their ICP licenses.

To comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our websites, including a team of employees dedicated to screening and monitoring content uploaded on our websites and removing inappropriate or infringing content. However, due to the large amount of user uploaded content, we may not be able to identify all videos, photos or other content that may violate relevant laws and regulations.

To the extent that PRC regulatory authorities find any content displayed on or through our websites objectionable, they may require us to limit or eliminate the dissemination or availability of such content on our websites or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and users on our website increases. See “Item 3.D—Risk Factors—Risks Related to Our Business and Industry—Content posted or displayed on our websites may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.”

Regulations on Information Security

Internet content in China is also regulated and restricted from a State security standpoint. The National People’s Congress, China’s national legislative body, enacted a law on December 28, 2000, as amended on August 28, 2009, that makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

The Ministry of Public Security has promulgated measures on December 16, 1997 that prohibit the use of the internet in ways which, among other things, result in a leakage of State secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

On December 13, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures. The Internet Protection Measures require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The ICP operators must regularly update information security systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking State secrets or failing to comply with the relevant legislation regarding the protection of State secrets.

As Qianxiang Tiancheng, Qianxiang Wangjing, Beijing Nuomi and Qianjun Technology are all ICP operators, they are subject to the laws and regulations relating to information security. To comply with these laws and regulations, they have completed the mandatory security filing procedures with the local public security authorities, regularly update their information security and content-filtering systems with newly issued content restrictions, and maintain records of users’ information as required by the relevant laws and regulations. They have also taken measures to delete or remove links to content that to their knowledge contains information violating PRC laws and regulations. Substantially all of the content published on our websites is manually screened by employees who are dedicated to screening and monitoring content published on our website and removing prohibited content. All of the other content, primarily consisting of comments posted by users, is first screened by our filtering systems and content containing prohibited words or images is manually screened by our employees. We believe that with these measures in place, no prohibited content under PRC information security laws and regulations should have been publicly disseminated through our website in the past. However, due to the significant amount of content published on our website by our users on a daily basis, if any prohibited content is publicly disseminated in the future and we become aware of it, we will report it to the relevant governmental authority. We believe these measures are generally in compliance with the relevant laws and regulations.

If, despite the precautions, we fail to identify and prevent illegal or inappropriate content from being displayed on or through our websites, we may be subject to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in liability. To the extent that PRC regulatory authorities find any content displayed on or through our websites objectionable, they may require us to limit or eliminate the dissemination or availability of such content or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and users on our website increases. See “Item 3.D—Risk Factors—Risks Related to Our Business and Industry—Content posted or displayed on our websites may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.”

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The PRC law does not prohibit ICP operators from collecting and analyzing personal information from their users. However, the Internet Measures prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. On December 29, 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, in effect as of March 15, 2012.  In regard to user personal data, it stipulates that ICP operators must not, without user consent, collect information on users that can be used alone or in combination with other information to identify the user (defined as “User Personal Information”) and may not provide any such information to third parties without prior user consent. ICP operators may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP operator may only use such User Personal Information for the stated purposes under the ICP operator’s scope of service. ICP operators are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

To comply with these laws and regulations, we require our users to accept a user term whereby they agree to provide certain personal information to us, and have established information security systems to protect users’ privacy and have filed them with the MIIT or its local branch as required. However, due to the significant amount of content uploaded by users on a daily basis, we cannot ensure that no content uploaded by our users will infringe the privacy rights of any third party without receiving notice from such third party. If our ICP operators violate PRC laws in this regard, the MIIT or its local bureaus may impose penalties and the ICP operators may be liable for damages caused to their users. See “Item 3.D—Risk Factors—Risks Related to Our Business and Industry—Concerns about collection and use of personal data could damage our reputation and deter current and potential users from using our services.”

Regulations on Online Game Operations

Online Game Publishing and Operation

Online games operation is covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including the MIIT, the GAPP and the MOC.

On December 30, 1997, the GAPP issued the Rules for the Administration of Electronic Publications, or the Electronic Publication Rules. These rules were replaced by new Electronic Publication Rules promulgated on February 21, 2008, which took effect on April 15, 2008. The Electronic Publication Rules regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other regulations issued by the GAPP, online games are classified as a kind of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes. Under the Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the GAPP.

The GAPP and the MIIT jointly promulgated the Tentative Measures for Internet Publication Administration, or the Internet Publishing Rules, on June 27, 2002, which took effect on August 1, 2002 and imposed a license requirement for any company that intends to engage in internet publishing, defined as any act by an internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the internet. Since the provision of online games is deemed to be an internet publication activity, an online game operator needs to obtain an internet publishing license in order to directly make its online games publicly available in the PRC. We are in the process of applying for such license with the GAPP.

On February 17, 2011, the MOC issued the Provisional Regulations for the Administration of Online Culture, which took effect on April 1, 2011, or the Online Culture Regulations. This regulation applies to entities engaging in activities related to “online cultural products,” including music and video files, network games, animation features and audiovisual products, performed plays and artwork converted for dissemination via the internet. Pursuant to these regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in any of the following types of activities:

•                  the production, duplication, importation, publication or broadcasting of online cultural products;

•                  the dissemination of cultural products on the internet or transmission thereof to (i) client end devices such as computers, fixed-line or mobile phones, television sets or gaming consoles, and (ii) places offering internet access services such as internet cafes for the purpose of browsing, reading, using or downloading such products; or

•                  the exhibition or holding of contests related to online cultural products.

On July 1, 2009, the GAPP issued the Notice on Strengthening the Approval and Administration of Imported Online Games. Pursuant to this notice, GAPP is the only competent approval authority authorized by the State Council for imported online games authorized by offshore copyright owners. Any enterprise engaging in online game publication or operation within China must undergo examination and approval by the GAPP and obtain the relevant internet publication service license. Moreover, the showing, exhibiting, trading or promoting of offshore online games in China also must be examined and approved by the GAPP.

On September 7, 2009, the State Commission Office for Public Sector Reform issued the Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions Relating to Animation, Online Games and Comprehensive Law Enforcement in the Culture Market in the ‘Three Provisions’ jointly promulgated by the MOC, the SARFT and the GAPP. According to this notice, the GAPP is responsible for the examination and approval of online games that will be uploaded on the internet, while after the uploading, such online games shall be regulated by the MOC. The notice further clarifies that the GAPP is responsible for the examination and approval of game publications authorized by offshore copyright owners to be uploaded on the internet, while other imported online games shall be examined and approved by the MOC.

On September 28, 2009, the GAPP, the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly published the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Notice. According to this notice, where new versions, expansion packs or new content shall be updated for online games that have been approved by the GAPP, the operating entity shall undertake the same examination and approval procedures with the GAPP as would be applicable to new content. The GAPP Notice further emphasizes the GAPP’s examination and approval authority over online games, and defines online games as all “games interactively played via internet (including cable internet and wireless mobile telecommunication networks) or provided via the internet for downloading, including without limitation, MMORPGs, web-based games (web games), casual games, online downloads of offline games, games with networking functions, game platforms for online network play and mobile online games.” Pursuant to the Internet Publishing Rules, the GAPP requires every entity wishing to operate online games to hold an Online Publishing Permit, which specifically authorizes the publishing of games on the internet.

On June 3, 2010, the MOC issued the Interim Measures for Online Game Administration, or the Online Game Measures (effective on August 1, 2010). The Online Game Measures defines “Online games” as “game products and services composed of software programs and information databases, provided via the internet or mobile networks or other information networks.”

The GAPP Notice also restates that foreign investors are not permitted to invest in online game operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through the establishment of other joint venture companies, or contractual or technical arrangements.

Based on the advice of TransAsia Lawyers, our PRC legal counsel, the corporate structure of our consolidated affiliated entities and our subsidiary in China comply with all existing PRC laws and regulations. However, it is unclear whether the GAPP will deem our corporate structure and operations to be in violation of these provisions. If they are, our corporate structure and operations may be challenged by the GAPP. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” If we are found to be in violation of any existing or future PRC laws or regulations, including the MIIT Notice and the GAPP Notice, the relevant regulatory authorities would have broad discretion in dealing with such a violation, including taking actions such as levying fines, confiscating our income, revoking Qianxiang Wangjing’s business or operating licenses, requiring us to restructure the relevant ownership structure or operations or requiring us to discontinue all or any portion of our game operations. Any of these actions could cause significant disruption to our business operations.

Regulatory Developments Relating to Web-Based Games

We are both a game operator and a third-party platform provider and operate web-based games under two models:

•                  Self-developed games launched on our platform;

•                  Cooperation with third-party online game developers to launch their games on our platform. For this model, our standard cooperation contract makes us responsible for online game operation, while the developer must register any software copyrights and be responsible for game maintenance and customer service.

Prior to the promulgation of the GAPP Notice and the Online Game Measures, both the GAPP and the MOC attempted to regulate the operation—and operators—of MMORPGs, and there was no specific regulation or policy that included web-based games as online games. However, due to the growing popularity of social and web-based games, these games are coming under increasing scrutiny with efforts being made to limit the role and impact of foreign companies in this sector. The GAPP and the MOC have both indicated that social and web-based games should be regulated similarly to other online games. However, this principle has not been strictly enforced in respect of social and web-based games published through third-party platforms and SNS websites.

The MOC issued an Online Culture Operating Permit to Qianxiang Wangjing in October 2009, authorizing it to operate online games. In addition, according to the Online Culture Regulations, domestically developed online games are required to be filed with the MOC. Most major players in the online games industry typically publish their online games in cooperation with traditional publishing houses. This is known as the Traditional Publishing Entity, or TPE, Model, and is also acceptable to the GAPP in practice. In light of this continuing uncertainty, it has been reported that the GAPP is considering promulgating new regulations soon, which would seek to improve the administration of internet publishing activities by requiring all private entities engaging in such activities—including those already operating without an Internet Publishing Permit—to obtain one and thus be subject to the GAPP’s monitoring and regulatory control.

To keep up with developments in the regulation of web-based games, we have already filed with the GAPP certain online games that we developed and the imported games available on our SNS website, and will continue such filings for these types of games.  However, we cannot assure you as to whether our understanding of the applicability and scope of such filings is correct as the interpretation and enforcement of the applicable laws and regulations by the GAPP is still evolving, and are in the process of applying for an Internet Publishing Permit. We are among the first web-based game and social game applicants.

The consequences of operating a web-based game without the relevant approvals or filings remain uncertain. Moreover, due to the numerous web-based games launching on our platform, we cannot assure you that all such games have been or can be approved by the GAPP or provincial APPs prior to their launching, or have been or can be filed with the MOC. Therefore, if we are found to be in violation of such approval and/or filing requirements, the GAPP, the MOC or their respective local branches could impose penalties. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—Changes in government policies or regulations may have material and adverse impact on our business, financial condition and results of operations.”

Online Game Censorship and Imported Games

On May 14, 2004, the MOC issued the Notice Regarding the Strengthening of Online Game Censorship. This notice mandates the establishment of a new committee under the MOC that will screen the content of imported online games. In addition, all imported and domestic online games are required to be examined and filed with the MOC.

On July 12, 2005, the MOC and the MIIT promulgated the Opinions on the Development and Administration of Online Games, reflecting the government’s intent to both foster and control the development of the online game industry in China. In addition, the MOC will censor online games that “threaten state security,” “disturb the social order,” or contain “obscenity” or “violence.”

On November 13, 2009, the MOC issued its Notice Regarding Improving and Strengthening the Administration of Online Game Content (or the Online Game Content Notice). This notice calls for online game operators to improve and innovate their game models. Emphasis is placed specifically on the following: (i) mitigating the pre-eminence of the “upgrade by monster fighting” model, (ii) imposing more severe restraints on the “player kill” model (i.e., where one player’s character attempts to kill another player’s character), (iii) restricting in-game marriages among game players, and (iv) improving the enforcement of the legal requirements for the registration of minors and gaming time-limits.

The Online Game Content Notice also requires online game operators to set up committees to carry out game content self-censorship. The person responsible for such self-censorship must receive training from the MOC or its local department/counterpart. The MOC also intends to introduce a training and evaluation system for the persons in charge of research and development and operations at online game companies. This system is expected to be launched within two years. In addition, the MOC intends to formulate technical standards and norms for game development, in order to provide technological support for original domestic games. The development and operation of “thoughtful and educational” online games is also to be encouraged.

The Online Game Measures require that domestic online games must be filed with the MOC within 30 days of their initial launch and in case of any substantial change (for example, any prominent modification to a game’s storyline, language, tasks or trading system). The Online Game Measures also require that all imported online games be subject to content review prior to their launch.

Pursuant to the Online Culture Regulations, an Online Game Import Approval must be obtained from the GAPP before a game is launched in China. The GAPP handles applications for such approval through its provincial branches. The local provincial bureau of the GAPP will review an application and forward it to the GAPP for approval within 20 days of its own decision, together with a preliminary approval document. The Online Culture Regulations also require that imported online games be subject to content review and approval by the MOC. On May 14, 2004, the MOC issued the Notice Regarding the Strengthening of Online Game Censorship, or the Online Game Notice. This notice mandates the establishment of a new committee, called the “Committee for the Censorship of the Content of Imported Game Products,” under the MOC, which will be responsible for the censorship of politically sensitive content in imported online games. This committee will also be responsible for censoring games that “threaten national security,” “disturb social order,” “distort historical facts” or “infringe on third-party intellectual property rights.”

To comply with these requirements, we carry out game content self-censorship. We have also filed with the MOC and/or GAPP certain online games that we developed and those imported games available on our SNS website, and will continue to do so. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—Changes in government policies or regulations may have material and adverse impact on our business, financial condition and results of operations.”

Anti-Fatigue System and the Real Name Registration System

On April 15, 2007, the MIIT, the GAPP, the Ministry of Education and five other government authorities jointly issued the Notice on the Implementation of Online Game Anti-

Fatigue System to Protect the Physical and Psychological Health of Minors, or the Anti-Fatigue Notice. Pursuant to the Anti-Fatigue Notice, online game operators are required to install an “anti-fatigue system” that discourages game players from playing games for more than five hours per day. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if the player has reached the “fatiguing” level, and to zero for the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue system, a real name registration system also must be used. This requires online game players to register their identity and requires us to submit such identity information to the public security authorities for verification.

On July 1, 2011, the GAPP, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the Verification of Real-name Registration for Anti-Fatigue System on Internet Games (the “Real-name Registration Notice”), which took effect on October 1, 2011, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult ID to play internet games and, accordingly, the Real-name Registration Notice imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. The most severe punishment under the Real-name Registration Notice is to require termination of the operation of the online game if the operator is found to be in violation of the Anti-Fatigue Notice, the Monitor System Circular or the Real-name Registration Notice.

On January 15, 2011, the MOC, the MIIT and six other central government authorities jointly issued a circular entitled Implementation of Online Game Monitor System of the Guardians of Minors (the “Monitor System Circular”), aiming to provide specific protection measures to monitor the online game activities of minors and curb addictive online game play behaviors of minors. Under the Monitor System Circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians. The monitoring system was formally implemented on March 1, 2011.

We have developed our own anti-fatigue and real name registration systems, which have been in place since December 2007. As renren.com is a real name system, game players are required to use their real identification to create accounts. For game players who do not provide age information, we assume that they are minors. In order to comply with the anti-fatigue rules, after three hours of play, users under 18 years of age only receive only half of the experience or other benefits they would otherwise earn. After five hours of play, minors receive no experience points. These restrictions could limit our ability to increase our online games business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our online games business could be affected. See “Item

3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—Our operations may be adversely affected by implementation of new anti-fatigue-related regulations.”

Virtual Currency and Virtual Items

On February 15, 2007, the MOC, the PBOC and other relevant government authorities jointly issued the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice. Under the Internet Cafés Notice, the PBOC is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the real economic and financial systems. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real e-commerce transactions. This notice also provides that virtual currency should only be used to purchase virtual items.

On June 4, 2009 the MOC and the Ministry of Commerce jointly issued the Notice on the Strengthening of Administration on Online Game Virtual Currency, or the Virtual Currency Notice. Virtual currency is broadly defined in the Notice as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. Notably, game props (i.e., virtual items or equipment used in a particular game), are explicitly excluded from the above definition. The Virtual Currency Notice specifically states that game props should not be confused with virtual currency and that the MOC, jointly with other authorities, will issue separate rules to govern them.

On July 20, 2009, the MOC promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business.

Further clarifying virtual currency operations, in the Online Game Measures, the MOC establishes that the issuance of virtual currency falls within the scope of “online game operations” and those operators shall thus be subject to relevant Online Culture Operating Permit requirements.

In addition, when applying for an Online Culture Operating Permit or for permission to issue virtual currency, a virtual currency issuer must file detailed information about its currency with the MOC, including form, extent of circulation, unit purchase price, and how the virtual currency will be refunded upon termination of services. Issuers are prohibited from altering the unit purchase price of the virtual currency after filing, and must complete filing procedures with the MOC or its local counterparts before issuing new types of virtual currency.

Each of Qianxiang Wangjing and Qianxiang Changda possess Online Culture Operating Permits with a business scope encompassing the “issuance of virtual currency.” Each of Qianxiang Wangjing and Qianxiang Changda must also make certain filings with the MOC prior to the issuance of virtual currency and conduct their respective businesses in compliance with PRC law.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the SAIC, although there is no PRC law or regulation at the national level that specifically regulates the online advertising business. Prior to November 30, 2004, in order to conduct any advertising business, an enterprise was required to hold an operating license for advertising in addition to a relevant business license. On November 30, 2004, the SAIC issued the Administrative Rules for Advertising Operation Licenses, effective as of January 1, 2005, granting a general exemption to this requirement for most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations). Because Qianxiang Tiancheng, Qianxiang Wangjing and Beijing Nuomi qualify for the exemption noted above, they are not required to hold an advertising operation license.

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the SAIC and the Ministry of Commerce on March 2, 2004 and amended on August 22, 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have previously had direct advertising operations as its main business outside of China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly foreign-owned enterprise. In practice, the foreign investor is deemed compliant with the “main business” requirement if it derives more than 50% of its revenues from advertising business within the past two or three years, as applicable. Since we have not been involved in the advertising industry outside of China for the required number of years, we are not permitted to hold direct equity interests in PRC companies engaging in the advertising business. Therefore, we conduct our advertising business through consolidated affiliated entities in China, namely Qianxiang Tiancheng, Qianxiang Wangjing and Beijing Nuomi.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may order the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties. To comply with these laws and regulations, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Under PRC law, the advertising agencies are liable for all damages to us caused by their breach of such representations. Prior to website posting, our account execution personnel are required to review all advertising materials, including video commercials, flashes and pictures to ensure there is no violent, pornographic or any other improper content, and will request the advertiser to provide government approval if the advertisement is subject to special government review.

On July 8, 2004, the State Food and Drug Administration promulgated the Administration Measures on Internet Drug Information Services, which require that internet operators providing drug information services shall be approved by the competent food and drug administration, and drug advertisements shall be examined and approved by the competent food and drug administration as well. Qianxiang Wangjing obtained a permit from the Beijing Drug Administration on May 20, 2010. Before obtaining these permits, there were a small number of advertisements for non-prescription drugs shown on our website, which may not have been in compliance with the Administration Measures on Internet Drug Information Services and may subject us to administrative warnings, termination of any internet drug advertisements on our website and other penalties which are not clearly defined in the measures, although we have not been sanctioned by the relevant governmental authorities in the past. We are now qualified to post approved non-prescription drug advertisements on our website pursuant to the drug information permit, and we believe the risk of any penalties being imposed as a result of our past conduct is low.

On January 3, 2001, the Ministry of Health promulgated the Measures on the Administration of Internet Medical Care Information Services, or the Internet Medical Information Measures. The Internet Medical Information Measures require an ICP operator to obtain the approval from the Ministry of Health or its provincial counterpart for the provision of internet medical care information services. On May 1, 2009, the Ministry of Health promulgated the revised Internet Medical Information Measures, which became effective on July 1, 2009. The revised Internet Medical Information Measures require an ICP operator engaging in the provision of medical and health information to internet users (which, among others, includes the provision of such information through the health channel on the operator’s website) to obtain a permit from the relevant provincial counterpart of the Ministry of Health. We are in the process of applying for an approval from the Beijing Municipal Health Bureau for the provision of internet medical care information services.

Regulation on Social Commerce

On March 12, 2012, the SAIC issued the Opinions on Strengthening the Administration of Online Social Commerce Operations (the “Social Commerce Operation Opinions”). The Social Commerce Operation Opinions stipulate the qualification requirements for operators of social commerce websites, and certain other obligations, such as an examination of the licenses/authorizations of the providers of the relevant products/services offered on the social commerce website, the social commerce website operator’s contracts with such suppliers and customers, data protection for consumers, and after sale services, among other items.

Qualification Requirements

Pursuant to the Social Commerce Operation Opinions, operators of social commerce websites must complete all relevant registrations, obtain a relevant business license and disclose or link to the business license information in a prominent place on the homepage of the website. Social commerce websites without business licenses are prohibited. Social commerce website with business licenses but engaged in business operations in violation of the relevant PRC laws and regulations will be punished or may have their business licenses revoked.

Requirements and Obligations

The Social Commerce Operation Opinions require operators of social commerce websites to offer for sale only services and products from entities and individuals with a relevant business license and the necessary regulatory authorizations and that such operators must examine such licenses/authorizations, maintain records of all of their suppliers and update such records in a timely fashion. In addition, the descriptions of any goods and services must be accurate and complete.

The Social Commerce Operation Opinions also stipulate certain requirements for the contracts that the operators of social commerce websites may enter into with suppliers and customers.  Supplier contracts must be detailed and specify adequate quality assurances and consumer protection.  Contracts with customers must comply with relevant laws and regulations and may not exempt the operator from any material obligations.  The key provisions must also be highlighted for customers.

The Social Commerce Operation Opinions require the social commerce website operators to establish data protection systems and not to knowingly disclose any confidential information relating to their suppliers or customers.

Under the Social Commerce Operation Opinions, operators of social commerce websites must (i) establish a comprehensive after-sales service system, consumer dispute settlement system and professional customer service team, (ii) ensure that their complaint and customer support channels are smooth, and (iii) provide customers with troubleshooting assistance and feedback in a timely manner.

In addition, under the Social Commerce Operation Opinions, operators of social commerce websites must observe the refund requirements of the Consumer Protection Law. Specifically, social commerce website operators may not impose no-refund restrictions or restrict refunds to website credit.

Social commerce website operators must also preserve all relevant data for a period of two years following their cessation of operations. In undertaking promotions, operators of social commerce websites must obey the Anti-unfair Competition Law and the Certain Regulations on Prohibiting Unfair Competition in Prize-attached Sales.

Regulations on Online Music

On November 20, 2006, the MOC issued Several Suggestions of the MOC on the Development and Administration of Internet Music, or the Suggestions, which became effective on that date. The Suggestions, among other things, reiterate the requirement for an internet service provider to obtain an internet culture business permit to carry out any business relating to internet music products. In addition, foreign investors are prohibited from operating internet culture businesses. However, the laws and regulations on internet music products are still evolving, and there have not been any provisions stipulating whether or how music videos will be regulated by the Suggestions.

On August 18, 2009, the MOC promulgated the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only “internet culture operating entities” approved by the MOC may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music shall be reviewed by or filed with the MOC. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring.

With respect to the above, we have obtained relevant licenses from third parties and provide online music to our users through our SNS website. Qianxiang Wangjing has been granted an Online Culture Operating Permit, the scope of which covers online games and online music operations. We are also assisting these entities with the filings and/or approvals required by MOC regulations. If any music provided through our website is found to be in violation of the filings and/or approvals required, we could be requested to cease providing such music or be subject to penalties from the MOC or its local branches.

Regulations on Broadcasting Audio/Video Programs through the Internet

On July 6, 2004, the SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules. The A/V Broadcasting Rules apply to the launch, broadcasting, aggregation, transmission or download of audio/video programs via televisions, mobile phones and the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the SARFT and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in the above business.

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in

China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT, the MOC and the General Administration of Press and Publication to adopt detailed implementation rules according to these decisions.

On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008. Circular 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. Such policies have been reflected in the Application Procedure for Audio/Video Program Transmission License.

Qianjun Technology, the operator of our 56.com online video website, holds an Audio/Video Program Transmission License.  In addition, through 56.com and other video websites, users of renren.com can upload, view and share videos, which can be shown on a user’s page on renren.com. No online video-related PRC regulations have clearly specified whether this type of practice would be subject to any licensing or permit requirements. If so, we may need to apply for a permit or license in the future. In addition, there is a risk that third parties may initiate intellectual property infringement claims for the videos shared on our platform.

Through 56.com, our user generated content online video sharing website, our users can upload, view and share videos. No online video-related PRC regulations have clearly specified whether this type of practice would be subject to any licensing or permit requirements. If so, we may need to apply for a permit or license in the future. In addition, there is a risk that third parties may initiate intellectual property infringement claims for the videos shared on our platform.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the major international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Patent. The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

We have obtained one patent granted by the State Intellectual Property Office.

Copyright. The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

To address copyright issues relating to the internet, the PRC Supreme People’s Court on December 19, 2000 adopted the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright, or the Interpretations, which were subsequently amended on January 2, 2004 and November 22, 2006. The Interpretations establish joint liability for ICP operators if they participate in, assist in or incite infringing activities or fail to remove infringing content from their websites after knowing of the infringement of copyrights by internet users or receiving notice from the rights holder. In addition, ICP operators shall be liable for knowingly uploading, disseminating or providing any measures, facilities or materials intended to bypass circumvention technologies designed to protect copyrights. Upon request, the ICP operators must provide the rights holder with registration information of the alleged violator, provided that such rights holder has produced relevant identification, copyright certificate and evidence of infringement. A court shall not uphold the alleged infringer’s claim against an ICP operator for breach of contract if the ICP operator removes the alleged infringing content after receiving the rights holder’s notice accompanied with proper evidence.

To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.

This measure applies to situations where an ICP operator (i) allows another person to post or store any works, recordings or audio or video programs on the websites operated by such ICP operator, or (ii) provides links to, or search results for, the works, recordings or audio or video programs posted or transmitted by such person, without editing, revising or selecting the content of such material. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement harming public interest, the ICP operator could be subject to administrative penalties, including: cessation of infringement activities; confiscation by the authorities of all income derived from the infringing activities; and payment of a fine of up to three times the unlawful income or, in cases where the amount of unlawful income cannot be determined, a fine of up to RMB100,000. An ICP operator is also required to retain all infringement notices for a minimum of six months and to record the content, display time and IP addresses or the domain names related to the infringement for a minimum of 60 days. Failure to comply with this requirement could result in an administrative warning and a fine of up to RMB30,000.

On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Networks, which became effective on July 1, 2006. Under this regulation, with respect to any information storage space, search or link services provided by an internet service provider, if the legitimate right owner believes that the works, performance or audio or video recordings pertaining to that service infringe his or her rights of communication, the right owner may give the internet service provider a written notice containing the relevant information along with preliminary materials proving that an infringement has occurred, and requesting that the internet service provider delete, or disconnect the links to, such works or recordings. The right owner will be responsible for the truthfulness of the content of the notice.

Upon receipt of the notice, the internet service provider must delete or disconnect the links to the infringing content immediately and forward the notice to the user that provided the infringing works or recordings. If the written notice cannot be sent to the user due to the unknown IP address, the contents of the notice shall be publicized via information networks. If the user believes that the subject works or recordings have not infringed others’ rights, the user may submit to the internet service provider a written explanation with preliminary materials proving non-infringement, and a request for the restoration of the deleted works or recordings. The internet service provider should then immediately restore the deleted or disconnected content and forward the user’s written statement to the right owner.

An internet service provider that provides information storage space to users through which users may provide works, performance or audio or video recordings to the public will be exempted from liability for compensation to rights owners where the following conditions apply (i) the internet service provider has clearly indicated that the information storage space is provided to users, and published the name, contact person and IP address of the network service provider; (ii) it has not altered the works or recordings provided by users; (iii) it did not know, or could not reasonably have been expected to know, that the content provided by users infringed other’s rights; (iv) it has not received any direct financial gain from the users’ provision of the content; and (v) it deletes the allegedly infringing content upon receiving written notice from the rights owners. An internet service provider that provides users with search or link services will be exempted from liability for compensation to rights owners if the internet service provider promptly disconnects the link to the infringing content after receiving the rights owner’s notice. This exemption is not valid however if the internet service provider knew or should know that the linked content infringed another’s rights; in that case, it will be jointly liable with the user who provided the content.

Since 2005, the National Copyright Administration, or the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns specifically aimed to crack down on internet copyright infringement and piracy in China, which normally last for three to four months every year. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the Ministry of Public Security and MIIT on July 19, 2010, one of the main targets, among others, of the 2010 campaign is internet audio and video programs. Since the 2010 campaign commenced in late July, the local branches of the NCA have been focusing on popular movies and television series, newly published books, online games and animation, music and software and illegal uploading or transmission of a third party’s works without proper license or permission, sales of pirated audio/video and software through e-commerce platforms, providing search links, information storage, web hosting or internet access services for third parties engaging in copyright infringement or piracy and the infringement by use of mobile media. In serious cases, the operating permits of the websites engaging in illegal activities may be revoked, and such websites may be ordered to shut down.

We have adopted measures to mitigate copyright infringement risks. For example, our policy is to remove links to web pages if we know these web pages contain materials that infringe third-party rights or if we are notified by the legitimate copyright holder of the infringement with proper evidence.

On December 26, 2009, the Standing Committee of the National People’s Congress adopted the Torts Liability Law, which became effective on July 1, 2010. Under this new law, both internet users and internet service providers may be liable for the wrongful acts of users who infringe the lawful rights of other parties. If an internet user utilizes internet services to commit a tortious act, the party whose rights are infringed may request the internet service provider to take measures, such as removing or blocking the content, or disabling the links thereto, to prevent or stop the infringement. If the internet service provider does not take necessary measures after receiving such notice, it shall be jointly liable for any further damages suffered by the rights holder. Furthermore, if an internet service provider fails to take necessary measures when it knows that an internet user utilizes its internet services to infringe the lawful rights and interests of other parties, it shall be jointly liable with the internet user for damages resulting from the infringement.

On October 27, 2000, the MIIT issued the Administrative Measures on Software Products, or the Software Measures, to strengthen the regulation of software products and to encourage the development of the PRC software industry. On March 1, 2009, the MIIT issued amended Software Measures, which became effective on April 10, 2009. The Software Measures provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, the National Copyright Administration of the PRC issued Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

In compliance with, and in order to take advantage of, the above rules, we have registered 37 computer software copyrights.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 1993 and 2001, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years for registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “人人renren” is a registered trademark in China. We have also applied to register additional trademarks and logos, including a new version of “人人 renren”, “糯米”, “56.com我乐网”, “我乐”, “车问”, “经纬” and “轻停”, with the Trademark Office.

Domain Names. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn”. In February 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution and its implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered domain names including renren.com, nuomi.com, xiaonei.com, jingwei.com, chewen.com, 98un.com and 56.com.

Regulations on Foreign Exchange

Foreign exchange activities in China are primarily governed by the following regulations:

•                       Foreign Currency Administration Rules (2008), or the Exchange Rules; and

•                       Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of SAFE or its local counterpart.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterpart. Capital investments by PRC entities outside of China, after obtaining the required approvals of the relevant approval authorities, such as the Ministry of Commerce and the National Development and Reform Commission or their local counterparts, are also required to register with SAFE or its local counterpart.

In utilizing the proceeds we received from our initial public offering in May 2011 in the manner described in the “Use of Proceeds” section of the prospectus in our Registration Statement on Form F-1 (File No. 333-173548), as an offshore holding company with a PRC subsidiary, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•                       capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the Ministry of Commerce or its local counterparts;

•                       loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches; and

•                       loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142. Pursuant to SAFE Circular No. 142, RMB resulting from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and cannot be used for domestic equity investment, unless it is otherwise approved. Documents certifying the purposes of the settlement of foreign currency capital into RMB, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, the SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without the SAFE’s approval, and such RMB capital may not be used to repay RMB loans if such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary fines or penalties. We expect that after the conversion of the net proceeds from our initial public offering in May 2011 into RMB pursuant to SAFE Circular 142, our use of RMB funds have been, and will be, within the approved business scope of our PRC subsidiaries. Such business scope includes “technical services” which we believe permits our PRC subsidiary to purchase or lease servers and other equipment and to provide operational support to our consolidated affiliated entities.  However, we may not be able to use such RMB funds to make equity investments in the PRC through our PRC subsidiaries. There are no costs associated with applying for registration or approval of loans or capital contributions with or from relevant PRC governmental authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed time period, which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delays. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we received from our initial public offering in 2011 for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds from our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business— PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and consolidated affiliated entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned enterprises include:

•                       the Companies Law (2005);

•                       the Wholly Foreign-Owned Enterprise Law (2000); and

•                       the Wholly Foreign-Owned Enterprise Law Implementing Rules (2001).

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these wholly foreign-owned enterprises are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned enterprises, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

As of December 31, 2011, the registered capital of our wholly foreign-owned subsidiary Qianxiang Shiji was US$47.7 million. Qianxiang Shiji has not made any profits to date, and thus are not subject to the statutory reserve fund requirement. Qianxiang Shiji has not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2011, our PRC subsidiaries Qianxiang Shiji and Wole Technology had accumulated deficits of approximately US$26.4 million and US$1.3 million, respectively, in accordance with PRC accounting standards and regulations.

Regulations on Offshore Investment by PRC Residents

Pursuant to the SAFE Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005: (i) a PRC citizen residing in the PRC or non-PRC citizen primarily residing in the PRC due to his or her economic ties to the PRC, who is referred to as a PRC resident in SAFE Circular No. 75, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose company, for the purpose of overseas equity financing; (ii) when a PRC resident contributes the assets of, or its equity interests in, a domestic enterprise into an overseas special purpose company, or engages in overseas financing after contributing assets or equity interests into an special purpose company, such PRC resident shall register his or her interest in the special purpose company and the change thereof with the local branch of the SAFE; and (iii) when the special purpose company undergoes a material event outside of China not involving inbound investments, such as change in share capital, creation of any security interests on its assets or a merger or division, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. PRC residents who are shareholders of special purpose companies established before November 1, 2005 were required to register with the local branch of the SAFE before March 31, 2006. To further clarify and simplify the implementation of SAFE Circular No. 75, the SAFE issued the Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of the Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 19 on May 20, 2011, which came into effect on July 1, 2011.

Both Mr. Sheng Liang and Ms. Juan Zhou have obtained registration under SAFE Circular 75. We have made due inquiries with the competent local branch of SAFE regarding the applicability of the above foreign exchange registration requirements to our founder and our PRC resident shareholders. However, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross border transactions, will be interpreted, amended or implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulations on Employee Stock Options Plans

In December 2006, the PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly listed company. On March 28, 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Listed Companies, or the Stock Option Rules. In February 2012, the SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. This Stock Option Notice replaced the previous Stock Option Rules. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks, as were stipulated in the previous Stock Option Rules. The purpose of the Stock Option Notice is to regulate the foreign exchange administration of PRC resident individuals who participate in employee stock holding plans and share option plans of overseas listed companies.

Under these rules, for PRC resident individuals who participate in stock incentive plans of overseas publicly-listed companies, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by relevant laws and regulations, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file on behalf of such resident an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or share option exercises, as PRC residents may not directly use oversea funds to purchase shares or exercise share options. In addition, within three months after any substantial changes to any such stock incentive plan, including example any changes due to a merger or acquisition or changes to the domestic or overseas custodian agent, the domestic agent must update the registration with SAFE.

Under the Foreign Currency Administration Rules, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementing rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. The foreign exchange proceeds from the sales of shares can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If share options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

Many issues with respect to the Stock Option Rules require further interpretation. As our company has become an overseas listed company following the listing of our ADSs on the NYSE in May 2011, we and our PRC employees who have participated in an employee stock ownership plan or share option plan are subject to the Stock Option Rules. If we or our PRC employees fail to comply with the Stock Option Rules, we and our PRC employees may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restriction on foreign currency conversions and additional capital contribution to our PRC subsidiaries.

In addition, the SAT has issued circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

To comply with these laws and regulations, we have caused all of our full-time employees to enter into labor contracts and provide our employees with the proper welfare and employment benefits. If we are made subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Regulations on Concentration in Merger and Acquisition Transactions

In August 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, as amended on June 22, 2009. The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Item 3.D—Risk Factors—Risks Related to Doing Business

in China—Certain regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.”

C.                                    Organizational Structure

The following diagram illustrates our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

(1)             Each of Qianxiang Tiancheng and its three wholly owned subsidiaries, Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi, and Qianxiang Tiancheng’s 65% owned subsidiary, Qingting Changyou, and Qianjun Technology and its wholly owned subsidiary, Wole Shijie, are our consolidated affiliated entities in China. Qianxiang Tiancheng is 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, our director and chief operating officer. Qianjun Technology is 20% owned by Ms. Juan Zhou, and 80% owned by Mr. Sheng

Liang. We effectively control each of Qianxiang Tiancheng and its four subsidiaries and Qianjun Technology and its subsidiary through contractual arrangements.

Contractual Arrangements with Our Consolidated Affiliated Entities

Applicable PRC laws and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services. To comply with these foreign ownership restrictions, our wholly owned subsidiary Qianxiang Shiji has entered into a series of contractual arrangements with Qianxiang Tiancheng and our wholly owned subsidiary Wole Technology has entered into a series of contractual arrangements with Qianjun Technology, and we conduct our operations in China principally through Qianxiang Tiancheng and its three wholly owned subsidiaries (Qianxiang Wangjing, Beijing Nuomi and Qianxiang Changda) and Qianjun Technology and its 90% owned subsidiary, Wole Shijie which we treat as our consolidated affiliated entities in China.

The business operation of Qianxiang Shiji is within the approved business scope as set forth in its business license, which includes research and development of computer software, communication software and system integration; sale of self-produced products; provision of after-sale technical consulting and services. Qianxiang Tiancheng is a limited liability companies established in China. Its approved business scope includes the provision of internet information, internet advertising and advertising agency services, and it holds an internet content provision license, or ICP license. As of the date of this annual report, Qianxiang Tiancheng is 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, our executive director and chief operating officer. Both Ms. Yang and Mr. Liu are PRC citizens.

Qianxiang Tiancheng has three wholly owned subsidiaries, namely Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi. Qianxiang Wangjing is the operator of our renren.com website and holds the licenses and permits necessary to conduct our real name social networking services, online advertising and online game business in China. Beijing Nuomi is the operator of our nuomi.com website and holds the licenses and permits necessary to conduct our social commerce business in China. Qianxiang Changda is an online advertising company and holds the licenses and permits necessary to conduct our social networking services and online games business.

The business operations of Wole Technology are within the approved business scope as set forth in its business license, which includes research and development of computer software, sale of self-produced products, provision of technical consulting, management consulting and technical services. Qianjun Technology is a limited liability company established in China. Its approved business scope includes research and development of computer software, computer hardware, electronic products, webpage design, advertisement design, production, release and agency, internet information service and other services, and it holds an internet content provision license, or ICP license. As of the date of this annual report, Qianjun Technology is 80% owned by Mr. Sheng Liang and 20% owned by Ms. Juan Zhou. Both Mr. Liang and Ms. Zhou are PRC citizens. Qianjun Technology owns 90% equity interest in Wole Shijie and Mr. Liang owns 10%. Mr. Liang Sheng signed an equity interest transfer agreement with Qianjun Technology on April 11, 2012 to transfer all of his equity interests in Wole Shijie to Qianjun Technology. The transfer is in the process of being registered with the competent local branch of the SAIC. Wole Shijie is the operator of quanquan.net website.

Our wholly owned subsidiary Qianxiang Shiji has entered into a series of contractual arrangements with Qianxiang Tiancheng and its shareholders, which enable us to:

•                       exercise effective control over Qianxiang Tiancheng and its subsidiaries through powers of attorney and a business operations agreement;

•                       receive substantially all of the economic benefits of Qianxiang Tiancheng and its subsidiaries in the form of service and license fees in consideration for the technical services provided, and the intellectual property rights licensed, by Qianxiang Shiji; and

•                       have an exclusive option to purchase all of the equity interests in Qianxiang Tiancheng when and to the extent permitted under PRC laws, regulations and legal procedures.

In addition, our wholly owned subsidiary Wole Technology has entered into a series of contractual arrangements with Qianjun Technology and its shareholders.

We do not have any equity interest in our consolidated affiliated entities. However, we have been and are expected to continue to be dependent on our consolidated affiliated entities to operate our business as long as PRC law does not allow us to directly operate such business in China. We rely on our consolidated affiliated entities to maintain or renew their respective qualifications, licenses or permits necessary for our business in China. We believe that under our contractual arrangements, we have substantial control over our consolidated affiliated entities and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements, or pursuant to certain amendments and changes of the current applicable PRC laws, regulations and rules on terms that would enable us to continue to operate our business in China legally. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business.”

The following is a summary of the currently effective contracts (i) among our subsidiary Qianxiang Shiji, our consolidated affiliated entity Qianxiang Tiancheng, and the shareholders of Qianxiang Tiancheng, and (ii) among our subsidiary Wole Technology, our consolidated affiliated entity Qianjun Technology, and the shareholders of Qianjun Technology.

Agreements that Provide Us Effective Control over Qianxiang Tiancheng and Qianjun Technology

Business Operations Agreement. Pursuant to a business operations agreement among Qianxiang Shiji, Qianxiang Tiancheng and its shareholders, Qianxiang Tiancheng shall appoint the candidates designated by Qianxiang Shiji as the executive director or directors, general manager, chief financial officer and any other senior officers of Qianxiang Tiancheng. Qianxiang Tiancheng agrees to follow the proposal provided by Qianxiang Shiji from time to time relating to employment, daily operation and financial management. Without Qianxiang Shiji’s prior written consent, Qianxiang Tiancheng shall not conduct any transaction that may materially affect its assets, obligations, rights or operations, including but not limited to, (i) incurrence or assumption of any indebtedness, (ii) sale or purchase of any assets or rights, (iii) incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or (iv) transfer of any rights or obligations under this agreements to a third party. The term of this agreement is ten years and will be extended automatically for another ten years unless Qianxiang Shiji provides a written notice requesting not to extend the term three months prior to the expiration date, which is December 23, 2020.  Qianxiang Shiji may terminate the agreement at any time by providing a 30-day advance written notice to Qianxiang Tiancheng and to each of its shareholders. Neither Qianxiang Tiancheng nor any of its shareholders may terminate this agreement during the term or the extension of the term, if applicable.

Pursuant to a business operations agreement among Wole Technology, Qianjun Technology and its shareholders, Qianjun Technology shall appoint the candidates designated by Wole Technology as the executive director or directors, general manager, chief financial officer and any other senior officers of Qianjun Technology. Qianjun Technology has agreed to follow the proposal provided by Wole Technology from time to time relating to employment, daily operations and financial management. Without Wole Technology’s prior written consent, Qianjun Technology may not conduct any transactions that may materially affect its assets, obligations, rights or operations, including but not limited to, (i) incurrence or assumption of any indebtedness, (ii) sale or purchase of any assets or rights, (iii) incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or (iv) transfer of any rights or obligations under this agreements to a third party. The term of this agreement is ten years and will be extended automatically for another ten years unless Wole Technology provides a written notice requesting not to extend the term three months prior to the expiration date, which is October 26, 2021.  Wole Technology may terminate the agreement at any time by providing a 30-day advance written notice to Qianjun Technology and to each of its shareholders. Neither Qianjun Technology nor any of its shareholders may terminate this agreement during the term or the extension of the term.

Powers of Attorney. Pursuant to powers of attorney, the shareholders of Qianxiang Tiancheng each irrevocably appointed our executive director and chief operating officer, Mr. James Jian Liu (the person designated by Qianxiang Shiji) as their attorney-in-fact to vote on their behalf on all matters of Qianxiang Tiancheng that requires shareholder approval under PRC laws and regulations as well as Qianxiang Tiancheng’s articles of association. The appointment of Mr. Liu is conditional upon his being the employee and the designated person of Qianxiang Shiji. Each power of attorney will remain in force from December 23, 2010 to December 23, 2020, until the earlier of the following events: (i) Mr. Liu loses his position in Qianxiang Shiji or Qianxiang Shiji issues a written notice to dismiss or replace Mr. Liu; and

(ii) the business operations agreement among Qianxiang Shiji, Qianxiang Tiancheng and its shareholders terminates or expires.

Pursuant to powers of attorney, the shareholders of Qianjun Technology each irrevocably appointed our vice president, Ms. Juan Zhou (the person designated by Wole Technology) as their attorney-in-fact to vote on their behalf on all matters of Qianjun Technology that require shareholder approval under PRC laws and regulations as well as Qianjun Technology’s articles of association. The appointment of Ms. Zhou is conditional upon her being an employee and the designated person of Wole Technology. Each power of attorney will remain in force from October 26, 2011 to October 26, 2021, until the earlier of the following events: (i) Ms. Zhou loses her position in Wole Technology or Wole Technology issues a written notice to dismiss or replace Ms. Zhou; and (ii) the business operations agreement among Wole Technology, Qianjun Technology and its shareholders terminates or expires.

Spousal Consent Letters. Pursuant to spousal consent letters, the spouse of each of the shareholders of Qianxiang Tiancheng acknowledged that certain equity interests of Qianxiang Tiancheng held by and registered in the name of his/her spouse will be disposed of pursuant to the equity option agreements. These spouses understand that such equity interests are held by their respective spouse on behalf of Qianxiang Shiji, and they will not take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interests constitute communal property of marriage. Pursuant to spousal consent letters, the spouse of each of the shareholders of Qianjun Technology has acknowledged that certain equity interests of Qianjun Technology held by and registered in the name of his/her spouse will be disposed of pursuant to the loan agreement, equity option agreement and equity interest pledge agreements, and they will not take any action to interfere with such arrangement, including claiming that such equity interests constitute property or communal property between his/her spouse and himself/herself.

Agreements that Transfer Economic Benefits to Us

Exclusive Technical Service Agreement. Pursuant to an exclusive technical service agreement between Qianxiang Shiji and Qianxiang Tiancheng, Qianxiang Shiji has the exclusive right to provide technical services relating to, among other things, maintenance of servers, development, updating and upgrading of web-user application software, e-commerce technical services, and certain other business areas to Qianxiang Tiancheng. Without Qianxiang Shiji’s prior written consent, Qianxiang Tiancheng shall not engage any third party to provide any of the technical services under this agreement. In addition, Qianxiang Shiji exclusively owns all intellectual property rights resulting from the performance of this agreement. Qianxiang Tiancheng agrees to pay a service fee to Qianxiang Shiji at a specific fee rate proposed by Qianxiang Shiji. Qianxiang Shiji shall have the right to adjust at any time the fee rate based on the quantity, difficulty and urgency of the services it provides to Qianxiang Tiancheng and other factors. The term of this agreement is ten years and will be extended automatically for another ten years unless terminated by Qianxiang Shiji’s written notice three months prior to the expiration of the term, which is December 23, 2020. Qianxiang Shiji can terminate the agreement at any time by providing a 30-day prior written notice. Qianxiang Tiancheng is not permitted to terminate this agreement prior to the expiration of the term, unless Qianxiang Shiji fails to comply with any of its obligations under this agreement and such breach makes Qianxiang Shiji unable to continue to perform this agreement.

Pursuant to an exclusive technical service agreement between Wole Technology and Qianjun Technology, Wole Technology has the exclusive right to provide certain technical services to Qianjun Technology. Without Qianxiang Shiji’s prior written consent, Qianjun Technology shall not engage any third party to provide any of the technical services under this agreement. In addition, Wole Technology exclusively owns all intellectual property rights resulting from the performance of this agreement. Qianjun Technology has agreed to pay a service fee to Wole Technology at a specific fee rate proposed by Wole Technology. Wole Technology shall have the right to adjust at any time the fee rate based on various factors, including the amount of services provided. The term of this agreement is ten years and will be extended automatically for another ten years unless terminated by Wole Technology’s written notice three months prior to the expiration of the term, which is October 26, 2021. Wole Technology can terminate the agreement at any time by providing a 30-day prior written notice. Qianjun Technology is not permitted to terminate this agreement prior to the expiration of the term, unless Wole Technology fails to comply with any of its obligations under this agreement and such breach makes Qianjun Technology unable to continue to perform this agreement.

Intellectual Property Right License Agreement. Pursuant to an intellectual property right license agreement between Qianxiang Shiji and Qianxiang Tiancheng, Qianxiang Shiji grants a non-exclusive and non-transferable license, without sublicense rights, to Qianxiang Tiancheng to use certain of the domain names, registered trademarks and non-patent technology (software) owned by Qianxiang Shiji. Qianxiang Tiancheng may only use the intellectual property rights in its own business operations. The amount, payment method and classification of the license fees under this agreement shall be determined based on the precondition that they facilitate Qianxiang Shiji’s securing of all preferential treatments under the PRC tax policies and shall be agreed by both Qianxiang Shiji and Qianxiang Tiancheng considering, among others, the following factors: (i) the number of users purchasing Qianxiang Tiancheng’s products or receiving Qianxiang Tiancheng’s services; and (ii) the types and quantity of the intellectual property rights, which are specified under this agreement, actually used by Qianxiang Tiancheng for selling products or providing services to its users. The term of this agreement is five years and will expire on December 23, 2015.  The term of this agreement will be extended for another five years with both parties’ consents. Qianxiang Shiji may terminate this agreement at any time by providing a 30-day prior written notice. Any party may terminate this agreement immediately with written notice to the other party if the other party materially breaches the relevant agreement and fails to cure its breach within 30 days from the date it receives the written notice specifying its breach from the non-breaching party. The parties will review this agreement every three months and determine if any amendment is needed.

Pursuant to an intellectual property right license agreement between Wole Technology and Qianjun Technology, Wole Technology has granted a non-exclusive and non-transferable license, without sublicense rights, to Qianjun Technology to use certain online video-related intellectual property owned by Wole Technology.  Qianjun Technology may only use the intellectual property rights in its own business operations. The amount, payment method and classification of the license fees under this agreement shall be determined based on the condition that they facilitate Wole Technology’s securing of all preferential treatments under PRC tax policies and shall be agreed by both Wole Technology and Qianjun Technology considering, among others, the following factors: (i) the number of users purchasing Qianjun Technology’s products or receiving Qianjun Technology’s services; and (ii) the types and quantity of the intellectual property rights actually used by Qianjun Technology for selling products or providing services to its users. The term of this agreement is five years and can be extended for another five years with both parties’ consent. Wole Technology may terminate this agreement at any time by providing a 30-day prior written notice. Any party may terminate this agreement immediately with written notice to the other party if the other party materially breaches the relevant agreement and fails to cure its breach within 30 days from the date it receives the written notice specifying its breach from the non-breaching party. The parties will review this agreement every three months and determine if any amendment is needed.

Equity Interest Pledge Agreements. Pursuant to equity interest pledge agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng, the shareholders of Qianxiang Tiancheng pledge all of their equity interests in Qianxiang Tiancheng to Qianxiang Shiji, to guarantee Qianxiang Tiancheng and its shareholders’ performance of their obligations under, where applicable, (i) the loan agreements, (ii) the exclusive technical service agreement, (iii) the intellectual property right license agreement and (iv) the equity option agreements. If Qianxiang Tiancheng and/or any of its shareholders breach their contractual obligations under the aforesaid agreements, Qianxiang Shiji, as the pledgee, will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of Qianxiang Tiancheng in accordance with legal procedures. Without Qianxiang Shiji’s prior written consent, shareholders of Qianxiang Tiancheng shall not transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Qianxiang Shiji’s interests. During the term of this agreement, Qianxiang Shiji is entitled to collect all of the dividends or other distributions, if any, derived from the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the SAIC, and expire on the earlier of: (i) the date on which Qianxiang Tiancheng and its shareholders have fully performed their obligations under the loan agreements, the exclusive technical service agreement, the intellectual property right license agreement and the equity option agreements; (ii) the enforcement of the pledge by Qianxiang Shiji pursuant to the terms and conditions under this agreement to fully satisfy its rights under such agreements; or (iii) the completion of the transfer of all equity interests of Qianxiang Tiancheng by the shareholders of Qianxiang Tiancheng to another individual or legal entity designated by Qianxiang Shiji pursuant to the equity option agreement and no equity interest of Qianxiang Tiancheng is held by such shareholders. We have registered the pledge of the equity interests in Qianxiang Tiancheng with the competent local branch of the SAIC. To date, Qianxiang Tiancheng and its shareholders have fully performed their obligations under the relevant agreements but such obligations will remain binding until the expiration of the terms of such agreements, which will occur on December 24, 2020, and subject to automatic renewal for an additional ten-year term or earlier termination as set forth in such agreements.

Pursuant to equity interest pledge agreements between Wole Technology and each of the shareholders of Qianjun Technology, the shareholders of Qianjun Technology have pledged all of their equity interests in Qianjun Technology to Wole Technology to guarantee

Qianjun Technology and its shareholders’ performance of their obligations under, where applicable, (i) the loan agreements, (ii) the exclusive technical service agreement, (iii) the intellectual property right license agreement and (iv) the equity option agreements. If Qianjun Technology and/or any of its shareholders breach their contractual obligations under the aforesaid agreements, Wole Technology, as the pledgee, will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of Qianjun Technology in accordance with legal procedures. Without Wole Technology’s prior written consent, the shareholders of Qianjun Technology shall not transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Wole Technology’s interests. During the term of this agreement, Wole Technology is entitled to collect all of the dividends or other distributions, if any, derived from the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the SAIC, and expire on the earlier of: (i) the date on which Qianjun Technology and its shareholders have fully performed their obligations under the loan agreements, the exclusive technical service agreement, the intellectual property right license agreement and the equity option agreements; (ii) the enforcement of the pledge by Wole Technology pursuant to the terms and conditions under this agreement to fully satisfy its rights under such agreements; or (iii) the completion of the transfer of all equity interests of Qianjun Technology by the shareholders of Qianjun Technology to another individual or legal entity designated by Wole Technology pursuant to the equity option agreement and no equity interest of Qianjun Technology is held by such shareholders.

Agreements that Provide Us the Option to Purchase the Equity Interests in Qianxiang Tiancheng and the Equity Interests in Qianjun Technology

Equity Option Agreements. Pursuant to equity option agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng, Qianxiang Tiancheng’s shareholders granted Qianxiang Shiji or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Qianxiang Tiancheng in consideration of the loans extended to Qianxiang Tiancheng’s shareholders under the loan agreements mentioned below. In addition, Qianxiang Shiji has the option to acquire the equity interests of Qianxiang Tiancheng at the lowest price then permitted by PRC law in consideration of the cancellation of all or part of the loans extended to the shareholders of Qianxiang Tiancheng under the loan agreements. Qianxiang Shiji or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Qianxiang Shiji or its designated representative(s) is entitled to exercise the options for unlimited times until all of the equity interests of Qianxiang Tiancheng have been acquired, and can be freely transferred, in whole or in part, to any third party. Without Qianxiang Shiji’s consent, Qianxiang Tiancheng’s shareholders shall not transfer, donate, pledge, or otherwise dispose their equity shareholdings in Qianxiang Tiancheng in any way. The equity option agreement will remain in full force and effect until the earlier of: (i) the date on which all of the equity interests in Qianxiang Tiancheng have been acquired by Qianxiang Shiji or its designated representative(s); or (ii) the receipt of the 30-day advance written termination notice issued by Qianxiang Shiji to the shareholders of Qianxiang Tiancheng. The key factors for our decision to exercise the option are whether the current regulatory restrictions on foreign investment in the value-added telecommunications services, online game business and advertising business will be relaxed in the future, which is rather unpredictable at the moment. If such restrictions are relaxed, we will, through Qianxiang

Shiji, exercise the option and purchase all or part of the equity interests in Qianxiang Tiancheng.

Pursuant to equity option agreements between Wole Technology and each of the shareholders of Qianjun Technology, Qianjun Technology’s shareholders granted Wole Technology or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Qianjun Technology in consideration of the loans extended to Qianjun Technology’s shareholders under the loan agreements described below. In addition, Wole Technology has the option to acquire the equity interests of Qianjun Technology at the lowest price then permitted by PRC law in consideration of the cancellation of all or part of the loans extended to the shareholders of Qianjun Technology under the loan agreements. Wole Technology or its designated representative(s) have sole discretion as to when to exercise such option, either in part or in full. Wole Technology or its designated representative(s) is entitled to exercise the option at any time until all of the equity interests of Qianjun Technology have been acquired, and can be freely transferred, in whole or in part, to any third party. Without Wole Technology’s consent, Qianjun Technology’s shareholders shall not transfer, donate, pledge, or otherwise dispose their equity shareholdings in Qianjun Technology in any manner. The equity option agreement will remain in full force and effect until the earlier of: (i) the date on which all of the equity interests in Qianjun Technology have been acquired by Wole Technology or its designated representative(s); or (ii) the receipt of the 30-day advance written termination notice issued by Wole Technology to the shareholders of Qianjun Technology.

Loan Agreements. Under loan agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng, Qianxiang Shiji made interest-free loans in an aggregate amount of RMB10.0 million to the shareholders of Qianxiang Tiancheng exclusively for the purpose of the initial capitalization and the subsequent financial needs of Qianxiang Tiancheng. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in Qianxiang Tiancheng to Qianxiang Shiji or its designated representatives pursuant to the equity option agreements. The term of the loans is ten years from the actual drawing down of such loans by the shareholders of Qianxiang Tiancheng, and will be automatically extended for another ten years unless a written notice to the contrary is given by Qianxiang Shiji to the shareholders of Qianxiang Tiancheng three months prior to the due date.

Under loan agreements between Wole Technology and each of the shareholders of Qianjun Technology, Qianjun Technology made interest-free loans in an aggregate amount of RMB20.0 million to the shareholders of Qianjun Technology exclusively for the purpose of initially capitalizing and subsequently increasing the registered capital of Qianjun Technology. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in Qianjun Technology to Wole Technology or its designated representatives pursuant to the equity option agreements. The term of the loans is ten years from the actual drawing down of such loans by the shareholders of Qianjun Technology, and will be automatically extended for another ten years unless a written notice to the contrary is given by Wole Technology to the shareholders of Qianjun Technology three months prior to the expiration of the loan agreements.

D.                                    Property, Plants and Equipment

Our principal executive offices are located at 23/F, Jing An Center, 8 North Third Ring Road East, Beijing 100028, People’s Republic of China, where we lease approximately 26,049 square meters of office space as of April 20, 2012.  We also lease an additional 27,539 square meters of office space in 56 cities throughout China, including Beijing, Shanghai, Guangzhou and Wuhan. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. Some of the lessors of our leased premises do not have valid title to such premises or proper authorization from the title owner to sublease such premises. For further details, see “Item 3.D—Risk Factors—Risks Related to Our Business and Industry—The leasehold interests of some of our consolidated affiliated entities might not be fully protected by the terms of the relevant lease agreements due to defects in or the landlord’s failure to provide certain title documents with respect to some of our leased properties.” Our leases typically have terms of one or two years, approximately two-thirds of which are due to expire during 2012. We plan to renew our leases before they expire.

Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have terms of one year. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A.                             Unresolved Staff Comments

None.

Item 5.                                      Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Key Information—Risk Factors” and elsewhere in this annual report on Form 20-F.

A.                                    Operating Results

Overview

We currently generate revenues from online advertising and IVAS. Our online advertising revenues are derived from a wide range of formats and solutions, which collectively accounted for 39.4%, 41.8% and 50.5% of our total net revenues in 2009, 2010 and 2011, respectively, and our IVAS revenues accounted for  60.6%, 58.2% and 49.5% of our total net revenues in 2009, 2010 and 2011, respectively. Our IVAS revenues are comprised of online games revenues and other IVAS revenues. The substantial majority of our IVAS revenues are derived from online games, and the substantial majority of our online games revenues are generated from users’ purchases of in-game virtual items offered on game.renren.com. Other IVAS revenues include revenues we earn from merchants who offer services and products on nuomi.com, VIP memberships and paid applications on our Renren Open Platform program.

In October 2011, we acquired 56.com, a leading user generated content online video sharing website in China.  As revenues and expenses relating to 56.com were not material to our results of operations in 2011, they are not separately discussed below.

Our total net revenues increased from US$46.7 million in 2009 to US$76.5 million in 2010 and to US$118.0 million in 2011, representing a compound annual growth rate, or CAGR, of 59.0% from 2009 to 2011. We had a loss from continuing operations of US$68.3 million, a loss from continuing operations of US$61.2 million and income from continuing operations of US$41.0 million in 2009, 2010 and 2011, respectively. Our losses from continuing operations in 2009 and 2010 reflect the aggregate impact of non-cash items relating to the change in fair value of our then outstanding series D warrants, share-based compensation, amortization of intangible assets and impairment of intangible assets of US$71.3 million in expenses in 2009 and US$78.6 million in expenses in 2010.  All outstanding warrants to purchase series D preferred shares were exercised in December 2010. Our income from continuing operations in 2011 was due in part to a one-time gain of US$50.9 million from the sale of eLong ADSs, and income from continuing operations in 2011 also reflected the aggregate impact of non-cash items relating to share-based compensation, amortization of intangible assets and impairment of intangible assets of US$8.7 million.

The major factors affecting our results of operations and financial condition are discussed below.

Net Revenues

We derive all of our revenues from online advertising and IVAS. Our IVAS revenues comprise online games revenues and other IVAS revenues. As is customary in the advertising industry in China, we offer rebates to third-party advertising agencies and recognize online advertising revenues net of these rebates. We recognize all of our revenues net of business taxes.

The following table sets forth the principal components of our net revenues, both as absolute amounts and as percentages of our total net revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2009		2010		2011
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Net revenues:
Online advertising	$18,408	39.4%	$32,003	41.8%	$59,613	50.5%
IVAS:
Online games	23,565	50.5	34,413	45.0	42,289	35.9
Other IVAS	4,711	10.1	10,119	13.2	16,065	13.6
Subtotal	28,276	60.6	44,532	58.2	58,354	49.5
Total	$46,684	100.0%	$76,535	100.0%	$117,967	100.0%

Online Advertising. We offer a wide range of online advertising formats and solutions, including social ads, display advertising, promoted news feed items, fan/brand pages, in-game advertising, self-service advertising solutions targeted at small and medium-

sized enterprises, our recently added video advertising solutions on 56.com which, in addition to display advertising, include pre-roll, post-roll and word-link advertising, and other formats such as sponsored online events and branded virtual gifts. In 2009, 2010 and 2011, approximately 100.0%, 94.3% and 91.5%, respectively, of our online advertising revenues were derived from pay-for-time arrangements, whereby advertisers make their payment based on the period of time an advertisement is displayed in a specific format on a specific web page. In addition to pay-for-time arrangements, advertisers can pay for our advertising solutions based on the number of ad impressions delivered or the number of clicks on their advertisement. An “ad impression” is delivered when an advertisement appears on a page and the page is viewed by a user.

In the past three years, the most significant factor that has contributed to the increase in our online advertising revenues was the growth of our SNS platform and user base and therefore, the increased use of our platform by advertisers to reach our users. The number of our activated users increased from approximately 83 million as of December 31, 2009 to approximately 110 million as of December 31, 2010 and to approximately 147 million as of December 31, 2011. Our monthly unique log-in users increased from approximately 22 million in December 2009 to approximately 26 million in December 2010 and to approximately 38 million in December 2011. During the same period, our brand advertisers’ average annual spending increased from US$82,000 in 2009 to US$129,000 in 2010 and to US$181,000 in 2011, and the number of our brand advertisers increased from 224 in 2009 to 248 in 2010 and to 301 in 2011.

Due to the rapidly evolving nature of both the online advertising industry and social networking websites as an advertising platform, we are generally not able to use conventional price and volume analysis in evaluating the financial performance of our online advertising services. Because we offer a variety of advertisement formats on different locations of our webpages and both the advertisement formats and webpages have changed significantly in the past few years, we do not have meaningful advertisement volume information that can be used for period to period comparison purposes. Similarly, the price for the same duration of an advertisement may change due to the location of the webpage, the location of the advertisement on the webpage and rotation frequency. In addition, because social networking websites as an advertising platform is an emerging business model and our pricing model for our advertising services has undergone significant changes in the past several years, period to period comparisons of prices of our advertising services would not be meaningful.

The most significant factors that directly or indirectly affect our online advertising revenues include the following:

•                       the number of users of our social networking internet platform and the amount of time as well as the page views spent on our platform;

•                       acceptance by advertisers of online advertising in general and real name social networking services in particular as an effective marketing channel;

•                       the size of total online advertising budgets of advertisers;

•                       our ability to retain existing advertisers and attract new advertisers;

•                       the level of competition amongst companies providing SNS and social media services;

•                       our ability to continue providing innovative advertising solutions that enable advertisers to reach their target audiences; and

•                       government regulations or policies affecting the internet and SNS and online advertising businesses.

IVAS. Our IVAS revenues are comprised of online games revenues and other IVAS revenues. The substantial majority of our IVAS revenues are derived from online games, and the substantial majority of our online games revenues are generated from users’ purchases of in-game virtual items, such as accessories and pets, on game.renren.com, our online games center. Other IVAS revenues include revenues we earn from merchants who offer services and products on our nuomi.com social commerce website, paid applications on our Renren Open Platform program and VIP memberships. Revenues generated from online games or applications developed by third parties are subject to revenue-sharing agreements with the third-party developers.

We collect most of our online games revenues through third-party online payment systems. We also sell online prepaid cards to distributors at a discount to the face value of the cards. For a detailed discussion of how revenues from IVAS are recognized in our financial statements, see “—Critical Accounting Policies—Revenue Recognition—IVAS.”

As our IVAS business is comprised of several business models, including the sale of in-game virtual items, paid applications on our Renren Open Platform program and VIP memberships, and as each business model has its own revenue sources, quantitative price analysis for our IVAS business as a whole is not practical or meaningful. Consequently, we are generally not able to use conventional average sale price analysis in evaluating the financial performance of our IVAS businesses.

The most significant factors that directly or indirectly affect our IVAS revenues include the following:

•                       the number of users visiting our websites, including game.renren.com and nuomi.com, 56.com, and the amount of IVAS they consume;

•                       our ability to continue to offer new self-developed and third-party revenue-generating online games and applications that are attractive to users;

•                       costs relating to developing, licensing or acquiring, and marketing new online games and applications;

•                       our ability to maintain and improve revenue-sharing arrangements with third-party online game and application developers;

•                       our ability to attract more merchants to offer services and products on nuomi.com; and

•                       competition in China’s online games and social commerce markets.

Although user metrics such as total page views, time spent on our social networking websites, the number of users visiting game sites and amount of IVAS consumed are important measures for the quality of our user experience, they are not directly correlated to our revenue trends for historical periods and are not expected to be directly correlated for the foreseeable future. At this stage of our development, we believe that the main revenue drivers for our lines of business are those that have been set forth in our discussion of year-on-year results of operations.

Cost of Revenues

Cost of revenues consists primarily of bandwidth and co-location costs, games-related costs, salaries and benefits and direct advertisement costs. The following table sets forth our cost of revenues for continuing operations, both as absolute amounts and as percentages of our total net revenues, for the periods indicated. We expect that our cost of revenues will increase in amount as we further grow our user base and expand our revenue-generating services.

	Years ended December 31,
	2009		2010		2011
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Cost of revenues:
Bandwidth and co-location costs	$6,191	13.3%	$9,645	12.6%	$12,328	10.5%
Games-related costs	1,374	2.9	2,246	2.9	3,256	2.8
Salaries and benefits	773	1.7	1,352	1.8	5,415	4.6
Direct advertisement costs	968	2.1	1,571	2.1	1,048	0.9
Other expenses	1,073	2.3	1,810	2.4	4,186	3.5
Total cost of revenues	$10,379	22.3%	$16,624	21.8%	$26,233	22.3%

Bandwidth and co-location costs. Bandwidth and co-location costs are the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers. Bandwidth and co-location costs are a significant component of our cost of revenues. We expect our bandwidth and co-location costs to increase as traffic to our websites continues to grow.

Games-related costs. Games-related costs primarily consist of fixed and variable fees for licensing certain of our online games from third-party developers. Fixed licensing fees are amortized on a straight line basis over the shorter of the license period and the useful economic life of the licensed game. Variable licensing fees are calculated as a percentage of the revenues we generate from the licensed games and are recognized when the relevant revenues are recognized.

Salaries and benefits. Salaries and benefits primarily consist of salaries and welfare benefits for employees whose services are directly related to the generation of revenues.

Direct advertisement costs. Direct advertisement costs are design, development and certain other costs incurred by third parties with whom we have contracted to provide certain services relating to our online advertising services. For example, if an advertiser places an advertisement on our renren.com website and we contract with a third party to provide technical assistance and design support for placing such advertisement, the fees paid to this third party are classified as direct advertisement costs.

Other expenses. Other expenses primarily include depreciation and content costs. Depreciation expenses primarily consist of the depreciation of servers and other equipment. We include depreciation expenses for servers and other equipment that are directly related to our business operations and technical support in our cost of revenues. Content costs consist of fees we pay to license content from copyright owners or content distributors.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, general and administrative expenses and impairment of intangible assets. Our operating expenses in 2011 were significantly higher than they were in 2009 and 2010, primarily due to significant increases in expenses associated with the expansion of our Nuomi social commerce services, including marketing and promotion expenses and a rapid increase in headcount, as well as a significant increase in our overall research and development staff.

The following table sets forth our operating expenses for continuing operations, both as absolute amounts and as percentages of our total net revenues, for the periods indicated.

	Years ended December 31,
	2009		2010		2011
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Operating Expenses:
Selling and marketing	$19,375	41.5%	$20,281	26.5%	$62,050	52.6%
Research and development	12,937	27.7	23,699	31.0	40,310	34.2
General and administrative	6,510	13.9	7,511	9.8	17,215	14.6

Impairment of intangible assets	211	0.5	739	1.0	2,351	2.0
Total operating expenses	$39,033	83.6%	$52,230	68.3%	$121,926	103.4%

Our selling and marketing expenses, research and development expenses and general and administrative expenses include share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation Expenses” for more information.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, benefits and commissions for our sales and marketing personnel and advertising and promotion expenses. The significant increase in our selling and marketing expenses in 2011 was primarily due to (i) the increase in headcount of selling and marketing personnel to support the expansion of our Nuomi social commerce services and (ii) marketing expenses for our Nuomi social commerce services. We expect that our selling and marketing expenses will continue to increase in the near term as we hire additional sales and marketing personnel, particularly for our Nuomi social commerce services.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel. Research and development expenses increased substantially from 2010 to 2011, mostly due to the hiring of more research and development personnel to support the rapid growth of our business. We expect our research and development expenses on an absolute basis to increase as we intend to hire additional research and development personnel to, among other things, develop new features and services for our SNS platform, develop new online games and applications and further improve our technology infrastructure.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel and fees and expenses for third-party professional services. We expect our general and administrative expenses to increase in the future on an absolute basis as our business grows and we continue to incur increased costs related to complying with our reporting obligations as a public company under U.S. securities laws.

Impairment of Intangible Assets

Impairment of intangible assets in 2009, 2010 and 2011 related primarily to impairments of domain names which we no longer use.

Change in Fair Value of Warrants

Change in fair value of warrants relate to the warrants we granted to SOFTBANK CORP. in April 2008 and amended in July 2009 in connection with our issuance and sale of series D preferred shares to SOFTBANK CORP. See “—Critical Accounting Policies—Fair Value of Warrants.” As all of the warrants held by SOFTBANK CORP. have been exercised in full in December 2010, these warrants will not affect our results of operations for future periods.

Exchange (Loss) Gain on Dual Currency Deposit / Offshore Bank Accounts

In the recent past, we have made dual currency deposits in addition to RMB deposits in the ordinary course of our business to enhance the yields on our cash balances.  In 2009, 2010 and 2011, we had exchange gains on dual currency deposits in U.S. dollars and Japanese yen. The exchange gain was mainly attributable to offshore bank deposits.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

PRC

Prior to the effective date of the New EIT Law on January 1, 2008, enterprises in China were generally subject to an enterprise income tax at a statutory rate of 33% unless they qualified for certain preferential treatment. Effective as of January 1, 2008, the New EIT Law applies a uniform enterprise income tax rate of 25% to all domestic enterprises and foreign-invested enterprises and defines new tax incentives for qualifying entities. Enterprises established before March 16, 2007 that were entitled to the then available preferential tax treatment may continue to enjoy such treatment (i) in the case of preferential tax rates, for a maximum of a five-year period starting from January 1, 2008; during such period, the tax rate will gradually increase to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, dividends, interests, rent or royalties paid by a PRC entity to foreign non-resident enterprise investors, and proceeds from the disposition of assets by such foreign enterprise investor, will generally be subject to a 10% withholding tax.

On March 31, 2009, Qianxiang Wangjing, one of our consolidated affiliate entities, was qualified as a Software Enterprise by the Beijing Science and Technology Commission. According to such qualification, Qianxiang Wangjing is eligible for certain preferential tax treatments, including a two-year exemption and three-year 50% reduction on its annual enterprise income tax starting from the first year when it generated profits, which was 2009. This preferential tax treatment benefited us by reducing our income tax charge by US$11.3 million in 2010 (when Qianxiang Wangjing was exempted from enterprise income tax) and by US$1.4 million in 2011 (when Qianxiang Wangjing paid income tax at 12.5%, i.e. 50% of the standard rate).  In tax years 2012 and 2013, Qianxiang Wangjing will pay income tax at 12.5% (i.e. 50% of the standard rate). Thereafter Qianxiang Wangjing will pay income tax at the standard rate of 25%. Consequently, our effective tax rate is expected to increase in future years. Qianxiang Changda has been qualified as a “software enterprise” by the Shanghai Municipal Commission of Science and Technology and, accordingly, is exempt from enterprise income tax rate in 2011 and 2012 and will enjoy a tax reduction of 50% for 2013, 2014 and 2015.

Under the New EIT Law, an enterprise established outside of the PRC with “de facto management bodies” located within the PRC is considered a PRC resident enterprise and therefore will be subject to a 25% PRC enterprise income tax on its global income. The implementation rules define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” In addition, SAT Circular 82 treats a Chinese-controlled enterprise established outside of China as a PRC resident enterprise with “de facto management bodies” located in the PRC for tax purposes where all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily production or business operations are located in the PRC; (ii) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s board members with voting rights or senior management habitually reside in the PRC. In addition, the SAT issued a bulletin on August 3, 2011 to provide more guidance on the implementation of the above circular with an effective date to be September 1, 2011. The bulletin made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals,  the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.  Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises under the New EIT Law. If considered a PRC resident enterprise for tax purposes, we would be subject to the PRC enterprise income tax at the rate of 25% on our global income for the period after January 1, 2008. Given that Circular 82 was issued regarding overseas enterprises controlled by PRC enterprises (not those controlled by PRC individuals), it is not strictly applicable to us. As of December 31, 2011, we had not accrued reserves for PRC tax on such basis.

For more information on PRC tax regulations, see “Item 4.B—Business Overview—Regulation—Regulations on Tax.”

Discontinued Operations

In late 2008, due to regulatory changes to the operating environment of wireless value-added services, or WVAS, we decided to exit our WVAS business. Our WVAS business had consisted of providing to mobile phone users WVAS such as short messaging service, multimedia messaging service and wireless application protocol.  We discontinued the majority of our WVAS business in 2009 and the remainder in 2010. We received in aggregate approximately US$0.8 million in proceeds from the sale of our WVAS business to an unrelated third party in 2009. In addition, to further focus on our leading social networking internet platform in China, in December 2010 we sold all of our equity interests in Mop.com, an internet community website in China, and Gummy Inc., a social internet games provider in Japan, to Oak Pacific Holdings, a company owned by some of our shareholders. For more information, see “Item 7.B—Major Shareholders and Related party Transactions—Related Party Transactions—Disposal of Mop.com and Gummy Inc.” The aggregate consideration for the sale of Mop.com and Gummy Inc. was approximately US$18.1 million, and was determined based on a valuation prepared with the assistance of an independent valuation firm. The financial results associated with our WVAS business and with Mop.com and Gummy Inc. have been presented as discontinued operations in this annual report.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

Historically, we have generated revenues primarily through online advertising and IVAS, which includes, among others, online games. We started generating revenues from social commerce services in June 2010 when we launched nuomi.com. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

Online advertising

Pursuant to advertising contracts, we provide advertisement placement services on our SNS platform and in our online games. We primarily enter into pay-for-time contracts, pursuant to which we bill our customers based on the period of time to display the advertisements in the specific formats on specific web pages. In recent years we have entered into pay-for-volume arrangements, pursuant to which we bill our customers based on the number of impressions or click-throughs that we deliver.

For pay-for-time contracts revenues are recognized ratably over the period the advertising is provided. Pay-for-volume contracts revenues are recognized based on traffic volume tracked and the pre-agreed unit price. Contractual billings in excess of recognized revenue and payments received in advance of revenue recognition are recorded as deferred revenues.

We enter into advertising placement contracts with advertisers, or more frequently, with the advertisers’ advertising agents, and we offer volume rebates to certain advertisers’ advertising agents. We treat these advertising agents as our customers and our advertising revenues are recognized after deducting the estimated rebates. An estimate of the total rebate is based on the estimates of the sales volume to be reached based on our historical experience. If amounts of future rebates cannot be reasonably estimated, a liability will be recognized for the maximum potential amount of the rebates.

IVAS

Online games

We generate revenue from the provision of online games, particularly web-based online games. Our games can be accessed and played by end users free of charge, and the end users may choose to purchase in-game virtual merchandise or premium features to enhance their game-playing experience using virtual currency. The end users can purchase virtual currency by making direct online payments to us through third-party online payment platforms or purchasing online prepaid cards. The amount received from direct online payments is recorded initially as deferred revenues. We sell online prepaid cards through distributors across China with sales discounts from the face value offered by us. As we do not have control over and generally do not know the ultimate selling price of the online prepaid cards sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as deferred revenues. End users use an access code and password, either obtained from the online prepaid card or through direct online payment, to exchange the face value of these cards or the amount of direct online payment for virtual currency and deposit them into their personal accounts. End users consume the virtual currency for in-game virtual merchandise or premium features sold.

We recognize revenues as the in-game virtual merchandise or premium features are first used by the end users, as we believe that our in-game merchandise or premium features have short estimated useful lives over which they are used by end users, and that more than 90% of our game players use the feature within seven days of the first usage. Consequently, we believe that recognizing revenue on first usage is substantially the same as recognizing over the estimated useful life. We have considered the average period that end users typically play our games and other end user behavior patterns to arrive at this best estimate for the lives of these in-game merchandise or premium features. However, given the relatively short operating history of our online games, our estimate of the period that end users typically play our games may not accurately depict such period and hence the lives of the in-game merchandise or premium features. We adopted a policy of assessing the estimated lives of in-game merchandise or premium features periodically. While we believe our estimates to be reasonable in view of actual player information available, we may revise such estimates in the future as we have longer game operation periods to reference and we continue to gain more operating data. Any adjustments arising from changes in the estimates of in-game items would be applied prospectively on the basis that such changes are caused by new information indicating a change in the end user behaviors pattern. Any changes in our estimate of lives of the in-game items may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate.

We are not able to track on an individual basis the virtual currency purchased by our users at various prices. Accordingly, we calculate the amount of revenues recognized for each game point consumed using a moving weighted average method, by dividing the sum of the payments received in the current month and the deferred revenue balance as of the beginning of the month by the sum of number of the units of the virtual currency purchased by the end users in the current month and the units unconsumed by the end users as of the beginning of the month.

An example calculation of the application of the moving weighted average method is as follows:

We sell a pre-paid card with a face value of 100 units of virtual currency through a distributor at a price of US$80 and sell another 100 units virtual currency through direct on-line payment at a price of US$100. There is no unused virtual currency or deferred revenues outstanding as of the beginning of the period. During the period, the game players completely used 150 units of virtual currency, and the computation of the revenues recognized by the application of the moving weighted average method is as follows:

	Units of virtual currency		Amount in US$
Outstanding units/deferred revenues as of beginning of the period	—	A	—	B
Sales during the period	200	C	US$180(US$80+US$100)	D
Moving weighted average unit price for the period			US$0.9	E=(B+D)/(A+C)
Units used/revenues recognized in the period	150	F	US$135	G=E*F
Outstanding units/ deferred revenues as of ending of the period	50	H=A+C-F	US$45	I=B+D-G

The deferred revenues in relation with the inactivated online prepaid cards are recognized as revenues when the term of the online prepaid card expires, which is normally two years from the date of purchase. The amount associated with the unused virtual currency, which are without contractual expiration term, are carried as deferred revenues indefinitely as we are not able to reasonably estimate the amount of virtual currency which will be ultimately given up by the users due to our short operating history.

We have also entered into revenue sharing agreements with certain third-party game developers. Under these agreements, we promote and provide links to the online games on our website and the third-party developers operate the games, which includes providing game software, hardware, technical support and customer services, the games. All of the web games are developed by third-party game developers and can be accessed and played by game players on our platforms without downloading separate software. We view the game developers to be our customers and consider our responsibility under our agreements with the game developers to be promotion of the game developers’ games. We primarily collect payments from game players in connection with the sale of in-game currencies and remits certain agreed-upon percentages of the proceeds to the game developers and records revenue net of remittances. Revenue from the sale of in-game currency is primarily recorded net of remittances to game developers and deferred until the estimated consumption date, (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time after purchase of the in-game currency. Purchases of in-game currency are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenue generated by a game is insignificant. To date, we have never been required to pay cash refunds to game players or game developers as a result of the discontinuation of a game, or for any other reason.

Renren Open Platform Program

Our social networking internet platform also allows our users to access for-purchase applications developed by third parties. Pursuant to revenue-sharing agreements entered between us and the third-party application developers, we are generally entitled to a 52% share of the revenues generated from our users accessing such for-purchase applications developed by third parties. The revenues are recognized on a net basis when the third-party applications are sold through our platform and our users make online payment to us, which normally occurs concurrently.

Social Commerce

In June 2010, we began to engage in social commerce services through nuomi.com.  Third-party merchants agree to provide Nuomi users discounted prices when pre-agreed amount of Nuomi users sign up for a deal consisting of services, events or products provided by the merchants.  We recognize revenue for the difference of the amounts it collects from Nuomi users and the amount we pay to the third-party merchants. The revenues are recognized when all following criteria are met: (i) the number of participating users reaches the minimum requirement of the merchants; (ii) the participating users have made their payments to us; (iii) we have released the electronic coupons for the agreed discounted prices to the participating users; and (iv) the electronic coupons have been consumed by the participating users.  The payments received for unused coupons are initially recognized as other accounts payables and are recognized as revenues when the above criteria have been met.

In March 2011, we revised some of the terms for the coupons released for our social commerce services business through our Nuomi website:

•                  Participating users are now entitled to a full cash refund within seven days of purchasing a coupon or they may deposit the payments made to us as credits for future transactions without a time limit.

•                  If the released electronic coupons expire without consumption, the participating user may now use the amounts as credits against future transactions without a time limit. This term applies retroactively to all expired coupons from the commencement of our social commerce service business in June 2010.

•                  We offer a refund to the participating users if the quality of the products or services provided by the third-party merchants does not meet the descriptions of the products or services provided by the third-party merchants on our Nuomi website.

As a result of the above described changes, for deals with the revised terms, we henceforth recognize the revenue upon the consumption of the released coupon. We continue to believe we are an agent and recognize revenues on a net basis.

We no longer recognize the revenues for unused coupons upon their expiration. As we are not yet able to estimate how many users will ultimately neither use the coupon nor the credits received upon expiry of the initial unused coupon for a future purchase, we will carry all such amounts as a liability until the released coupon is ultimately used.

Based on the revised terms and policy, we have recognized a liability of US$1.0 million as of December 31, 2011, for the cumulative effect of the credits extended to the unused coupons expired but have not been exchanged for new coupons. We have charged this to the income statement as a marketing expense.

We have not recognized any liability in connection with our commitment to refund the participating users if the quality of the products or services provided by third-party merchants does not meet the descriptions of the products or services offered on our Nuomi website. The third party merchants are responsible and liable for the quality of the products or services provided. We hold the right to claim reimbursements from the third party merchants or deduct from the amounts payable to them.

The third party merchants are responsible and liable for the quality of the products or services provided.  We hold the right to claim reimbursements from the third party merchants or deduct from the amounts payable to them.

Goodwill and Intangible Assets

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of an independent valuation firm in determining the fair value of the identifiable intangible net assets of the acquired business.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the income method. This method starts with a forecast of all of the expected future net cash flows associated with a particular intangible asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows, and the assessment of the asset’s economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives.

Goodwill is tested for impairment at least once annually. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The following table sets forth the estimated fair values, carrying values of and goodwill allocated to our reporting units of online advertising and 56.com as of December 31, 2011:

Reporting Unit	56.com	Online Advertising
	(in thousands of US$ except for percentages)
Estimated fair value	80,000	135,560
Carrying value	28,466	54,624
Percentage by which fair value exceeds carrying value	64.42%	59.70%
Amount of goodwill allocated to the reporting unit	54,353	4,644

Intangible assets with indefinite useful lives are not subject to amortization and are tested for impairment when events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. During the years ended December 31, 2009, 2010 and 2011, we recorded impairment losses of US$0.2 million, nil and US$2.2 million, respectively, mainly related to domain names with indefinite life, since we decided to stop using the domain name uume.com after transferring all the online games operated on www.uume.com to one of our other operating platforms in 2010, and xiaonei.com, a domain name we previously acquired but no longer use in 2011.

Intangible assets with determinable useful lives are amortized on a straight-line basis.

We evaluate intangible assets with determinable useful life for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. During the year ended, December 31, 2009, 2010 and 2011, we recognized impairment for intangible assets of nil, US$ 0.7 million and US$ 0.1 million for games licenses.

Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

Business combinations

We account for acquired businesses using the purchase method of accounting. On January 1, 2009, we adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any noncontrolling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, we have estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to January 1, 2009, contingent consideration was not recorded until the contingency was resolved.

Fair Value of Ordinary Shares

Prior to the listing of our ADSs on the NYSE on May 4, 2011, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of: (i) determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs in determining the grant date fair value of the award; (ii) determining the fair value of our ordinary shares at the date of issuance of our convertible instruments in the determination of any beneficial conversion feature; and (iii) determining the fair value of our series D warrants as of the issuance date and re-measurement dates.

The fair value of the ordinary shares, convertible instruments and options granted to our employees were estimated by us, with assistance from Marsh Financial Advisory

Services Limited, or Marsh, an independent third-party appraiser. We are ultimately responsible for the determination of all amounts related to share-based compensation and the convertible instruments recorded in the financial statements.

The following table sets forth the fair value of our ordinary shares estimated at different dates in 2008, 2009, 2010 and 2011:

Date	Class of shares	Fair Value		Purpose of valuation	Type of valuation
January 31, 2008	Ordinary shares	US$	0.15	Share option grant	Retrospective
April 5, 2008	Ordinary shares	US$	0.17	Issuance of series D warrant	Retrospective
December 31, 2008	Ordinary shares	US$	0.09	Re-measurement of series D warrant	Retrospective
July 2, 2009	Ordinary shares	US$	0.11	Re-measurement of series D warrant	Contemporaneous
October 15, 2009	Ordinary shares	US$	0.22	Share option grant	Retrospective
December 31, 2009	Ordinary shares	US$	0.24	Re-measurement of series D warrant	Contemporaneous
March 10, 2010	Ordinary shares	US$	0.30	Share option grant	Retrospective
March 31, 2010	Ordinary shares	US$	0.30	Share option grant and re-measurement of series D warrant	Retrospective
June 1, 2010	Ordinary shares	US$	0.60	Share option grant	Retrospective
June 30, 2010	Ordinary shares	US$	0.60	Re-measurement of series D warrant	Retrospective
September 30, 2010	Ordinary shares	US$	0.72	Re-measurement of series D warrant	Contemporaneous
October 21, 2010	Ordinary shares	US$	0.72	Share option grant	Contemporaneous
December 27, 2010	Ordinary shares	US$	1.12	Re-measurement of series D warrant	Contemporaneous
January 4, 2011	Ordinary shares	US$	1.12	Share option grant	Contemporaneous
April 18, 2011	Ordinary shares	US$	3.33	Share option grant	*

*                 Fair value determined by us based on the midpoint of the estimated initial public offering price range shown on the front cover page of our preliminary prospectus dated April 18, 2011.

In determining the fair value of our ordinary shares, we considered the guideline prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held Company Equity Securities Issued and Compensation, or the Practice Aid. Specifically, paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

Marsh used the discounted cash flow, method of the income approach to derive the fair value of our ordinary shares in 2008, 2009 and 2010. We considered the market approach and searched for public companies located in China with business nature and in a development stage similar to ours. However, no companies were similar to us in all aspects, and we therefore only used the results obtained from the market approach to assess the reasonableness of the results obtained from the income approach. The determination of the fair value of our ordinary shares required complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•                  Weighted average cost of capital, or WACC: The WACCs were determined based on a consideration of such factors as risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors. The changes in WACC from 23% as of January 31, 2008 to 17% as of December 31, 2010 was primarily due to our business growth and additional funding from series D preferred shares for accelerating development.

•                  In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in the internet social networking and online game industries were selected for reference as our guideline companies. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the internet social networking and online game industries, the guideline companies were selected with consideration of the following factors: (i) the guideline companies should provide similar services; and (ii) the guideline companies should either have their principal operations in China, as we operate in China, and/or are publicly listed companies in the United States.

•                  Discount for lack of marketability, or DLOM: When determining the DLOM, the option-pricing method (put option) and data from Mergerstat Review were applied to quantify the DLOM where applicable. Although it was reasonable to expect that the completion of our initial public offering will add value to our shares because we will have increased liquidity and marketability as a result of our initial public offering, the amount of additional value can be measured with neither precision nor certainty. The DLOMs were estimated to be 20% as of each valuation date before December 31, 2009 and decreased to 10% as of December 31, 2010. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts developed by us. Our revenue and earnings growth rates contributed significantly to the increase in the fair value of our ordinary shares from 2008 to 2010. The assumptions used in deriving the fair values were consistent with our business plan. However, these assumptions were inherently uncertain and highly subjective. These assumptions include: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 23% to 17%.

We used the option-pricing method to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares based on historical volatility of comparable companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The fair value of our ordinary shares decreased from US$0.15 per share as of January 31, 2008 to US$0.09 per share as of December 31, 2008 primarily due to the global financial crisis in the second half of 2008, which caused us to revise downward our projected future financial performance.

The fair value of our ordinary shares increased from US$0.09 per share as of December 31, 2008 to US$0.24 per share as of December 31, 2009, primarily due to the following:

•                  the negative effect of the global financial crisis on our business was much less than originally expected;

•                  the overall economic growth in our principal geographic markets, which led to increased market demand for our services;

•                  we experienced annual growth of 238.7% in net revenues from US$13.8 million in 2008 to US$46.7 million in 2009; and

•                  as our business grew and our size increased, we were in a better position to withstand unexpected economic changes. Accordingly, the discount rate used for the valuation of our company’s shares decreased from 21% for the December 31, 2008 valuation to 19% for the December 31, 2009 valuation.

The fair value of our ordinary shares increased from US$0.24 per share as of December 31, 2009 to US$0.30 per share as of March 31, 2010, primarily due to the following reasons:

•                  during the three months ended March 31, 2010, we acquired 11 new advertising clients and launched four third-party games and two internally developed games. As a result, the probability that we can achieve our financial forecast increased. Accordingly, the discount rate used in the valuation of our ordinary shares decreased from 19% for the December 31, 2009 valuation to 17.5% for the March 31, 2010 valuation; and

•                  due to increased marketability of our ordinary shares as we were closer in time to our initial public offering, DLOM decreased from 20% for the December 31, 2009 valuation to 18% for the March 31, 2010 valuation.

The fair value of our ordinary shares increased from US$0.30 per share as of March 31, 2010 to US$0.60 per share as of June 30, 2010, primarily due to the following reasons:

•                  because of the following events and factors, we revised upward our forecasted revenues for future years and we extended the end of our high-growth projection period from 2015 to 2017, before computing the terminal value of our business at a steady state:

•                  we acquired 25 new advertising clients, launched six third-party games and our quarterly revenues grew 41.5% from the three months ended March 31, 2010, all of which evidenced our ability to continuously grow our business and enhanced our confidence in our long-term growth;

•                  we hired our chief financial officer, a director of strategic development, a project management director of our game development department, a director of our network sales department and other senior management. These senior and experienced personnel improved (i) our operating efficiency, cost control measures and financial forecasting procedures; (ii) the visibility of our business development; and (iii) our understanding of user experience, which strengthened our ability to attract more users; and

•                  we significantly increased our lead over our closest competitor as the top real name social networking internet platform in China, from 48% more monthly unique visitors than our closest competitor in March 2010 to 105% more monthly unique visitors than our closest competitor in June 2010, based on relevant data publicly issued by iResearch; and

•                  due to the increased marketability of our ordinary shares as we were closer in time to our initial public offering, DLOM decreased from 18% for the March 31, 2010 valuation to 15% for the June 30, 2010 valuation.

The fair value of our ordinary shares increased from US$0.60 per share as of June 30, 2010 to US$0.72 per share as of September 30, 2010, primarily due to the following reasons:

•                  we acquired 18 new advertising clients and launched 11 third-party games, which evidenced our ability to continuously grow our business and meet our financial forecasts;

•                  we received US$84 million from the exercise of tranche 3 series D warrants by their holder, which demonstrated the confidence of a major shareholder in our business and also provided additional funding to accelerate our business growth;

•                  due to the growth of our business, the increased viability of our business strategy and the improved results of our operations for the nine months ended September 30, 2010, we revised downward the discount rate used for the valuation of our ordinary shares from 17.5% for the June 30, 2010 valuation to 17.0% for the September 30, 2010 valuation; and

•                  due to the increased marketability of our ordinary shares as we were closer in time to our initial public offering, DLOM decreased from 15% for the June 30, 2010 valuation to 12% for the September 30, 2010 valuation.

We repurchased from certain non-employee shareholders around September 30, 2010:

•                  47,142,860 ordinary shares at a price of $0.725 per share in August 2010; and

•                  6,416,670 ordinary shares at a price of $0.725 per share in October 2010.

The fair value of our ordinary shares increased from US$0.72 per share as of September 30, 2010 to US$1.12 per share as of December 31, 2010, primarily due to the following reasons:

•                  because of the following events and factors, we revised upward our forecasted growth in revenues and net income from 2010 through 2017:

•                  we launched 13 third-party games, which exceeded our projections and increased our confidence in achieving faster revenue growth;

•                  our social commerce business, nuomi.com, substantially outperformed our forecasts. According to E-Commerce Research Center of China, after only a few months of operation, nuomi.com was one of the top three social commerce businesses in China, with a market share of 17.3%;

•                  we introduced a number of new business initiatives to accelerate the growth of our business, including chewen.com, an LBS service and Renren Music; and

•                  the number of our unique mobile log-in users reached 30% of our total unique log-in users, which increased our confidence in the ability of our business to benefit from the growth of the mobile internet industry in China;

•                  we expected to receive US$198 million due to the exercise of tranche 4 series D warrants by their holder near the end of December 2010, which demonstrated the confidence of a major shareholder in our business and also provided additional funding to accelerate our business growth; and

•                  we formally kicked off the initial public offering process in November 2010. Due to the resulting increased likelihood of marketability of our ordinary shares, DLOM decreased from 12% for the September 30, 2010 valuation to 10% for the December 31, 2010 valuation.

We have prepared the table below to demonstrate the estimated impact of the changes in the key assumptions and inputs on the change in fair value of our ordinary shares at each valuation date compared with the prior valuation for each valuation date since March 31, 2010. The table is based on the assumptions listed in the notes to the table because the key assumptions are naturally interrelated in the determination of fair value.

Valuation Date	March 31, 2010	June 30, 2010	September 30, 2010		December 31, 2010

Whether financial projections were revised from last valuation	No	Yes	No		Yes

Marketability discount	18%	15%	12%		10%

Discount rate (WACC)	17.5%	17.5%	17.0%		17.0%

Fair value per share in prior valuation date	$0.24	$0.30	$0.60		$0.72

(a) Increase in fair value due to time difference and / or revised financial projections(1)	$0.02	$0.27	$0.00		$0.23

(b) Increase in fair value due to a decrease in Marketability Discount (DLOM)(2)	$0.01	$0.02	$0.02		$0.02

(c) Increase in fair value due to a decrease of WACC(3)	$0.03	$0.00	$0.03		$0.00

(d) Change in fair value due to other factors such as exchange rate(4)	$0.00	$0.01	$0.07	(5)	$0.15	(5)

Total increase in fair value (= a + b + c + d)	$0.06	$0.30	$0.12		$0.40

Fair value per share	$0.30	$0.60	$0.72		$1.12

(1)             To quantify the effect of this factor used in the fair value determination model, we assume all other factors were kept unchanged from those used in the prior valuation.

(2)       To quantify the effect of this factor used in the fair value determination model, we assume all other factors were kept unchanged from the amounts used in the prior valuation, except the time difference and/or the financial projection factors, which we assume were changed to the amount used in the current valuation.

(3)             To quantify the effect of this factor used in the fair value determination model, we assume all other factors were kept unchanged from the amounts used in the prior valuation, except the time difference and/or the financial projection and the DLOM factors, which we assume were changed to the amount used in the current valuation.

(4)             To quantify the effect of this factor used in the fair value determination model, we assume all other factors, i.e. the time difference and/or the financial projections, the DLOM and the WACC, were changed to the amount used in the current valuation.

(5)             In the third and fourth quarters of 2010, there were cash injections from investors exercising warrants, which increased our fair value as a non-operating asset applied in the valuation model.

As noted above, these valuations were performed using the income approach but we also used a market approach to assess the reasonableness of the valuations which confirmed each of the above valuations as being reasonable.

In determining the WACC at the above dates, we used a company-specific risk premium (“CSR premium”) of 5%, which is relatively higher than the CSR premium for companies with stable business and low financial risk, to reflect the fact that we are fast growing and are expanding rapidly. We have also included in our forecasted future revenue the contribution of some new business. Furthermore, the expansion of our social commerce business is still unproven and the online games industry may not grow at the same rate as in the past. Additionally, as of December 31, 2010, we were uncertain about our ability to achieve an initial public offering and receive the additional funding. Moreover, our ability to achieve the financial projections could have been adversely affected if we were not able to manage the expansion effectively. These risks led us to believe, with the assistance of Marsh, that a 5% company-specific risk premium was appropriate.

In determining the fair value of our ordinary shares as of various dates before this offering, we have considered the guidance prescribed by the Practice Aid. A detailed description of the valuation method used and the factors contributing to the changes in the fair value of our ordinary shares through December 31, 2010 is set out above.

We did not undertake a valuation of the fair value of our ordinary shares subsequent to December 31, 2010 using the DCF method of the income approach, which was the methodology used in the December 31, 2010 and prior valuations.

Nevertheless, we have prepared the table below to demonstrate, assuming a valuation using the income approach was done on April 18, 2011, the estimated impact of the changes in the key assumptions, which would have contributed to the implied increase in fair value of our ordinary shares from US$1.12 per ordinary share as of December 31, 2010 to US$3.33 per ordinary share, the midpoint of the estimated offering price range shown on the front cover page of our preliminary prospectus dated April 18, 2011. The table is for illustration purposes only and is based on the assumptions listed in the notes to the table. These key assumptions are naturally interrelated in the determination of the fair value of our ordinary shares.

Valuation Date	April 18, 2011

Revised up financial projections	Yes

Discount rate (WACC)(1)	11.5%

Marketability discount(2)	0%

Fair value of the ordinary share as of December 31, 2010	$1.12

(a) Increase in fair value due to time difference and revised financial projections(3)	$0.18

(b) Increase in fair value due to a decrease in Marketability Discount (DLOM)(4)	$0.12

(c) Increase in fair value due to a decrease of WACC(5)	$1.73

(d) Change in fair value due to other factors, such as exchange rate(6)	$0.17

Total increase in fair value (= a + b + c + d)	$2.21

The midpoint of the estimated price range	$3.33

(1)    Had we performed a valuation of our ordinary shares now using the same methodology as in the December 31, 2010 valuation, the discount rate would have decreased from 17% as of December 31, 2010 to approximately 12% because of the following factors: the successful expansion and growth in size of our business, and specifically, in deriving the WACC, the size premium of 1.85% for a low-cap company would be reduced to 1.08% for a mid-cap company; the increased financial resources available to us as a consequence of the imminent initial public offering would reduce the risk of our failure to achieve our forecasts for rapid expansion, and accordingly the company-specific risk premium of 5% that was considered in deriving WACC as at December 31, 2010 would be reduced to approximately 1%; and recent market transactions demonstrate that the market is favorable towards internet companies with businesses or attributes similar to ours, and the WACC implied in such transactions is lower than the 17% we used as of December 31, 2010.

(2)    Another reason for the implied increase in the fair value of our ordinary shares is that the estimated price for this offering includes no discount for lack of marketability, as compared to the 10% discount for lack of marketability used in the December 31, 2010 valuation.

(3)        To quantify the effect of this factor, we assume all other factors were kept unchanged from those used in the December 31, 2010 valuation.

(4)        To quantify the effect of this factor, we assume all other factors were kept unchanged from the amounts used in the December 31, 2010 valuation, except the factor of the time difference and/or the financial projections, which we assume was changed to the amount used on April 18, 2011.

(5)        To quantify the effect of this factor, we assume all other factors were kept unchanged from the amounts used in the December 31, 2010 valuation, except the factors of the time difference and/or the financial projections and the DLOM, which we assume were changed to the amount used on April 18, 2011.

(6)        To quantify the effect of this factor, we assume all other factors, i.e. the time difference and/or the financial projections, the DLOM and the WACC were changed to the amount used on April 18, 2011.

The successful further expansion of our business in 2011 is illustrated by the following factors:

•                  the number of monthly unique log-in users on our platform increased by 20.7% from December 2010 to March 2011;

•                  we acquired 27 new advertisers and launched eight new third-party games since the beginning of 2011;

•                  we accelerated the development of our self-service advertising business for small and medium-sized enterprises in China; and

•                  as of April 14, 2011, we had expanded our social commerce business to 32 cities in China, as compared to 11 cities as of December 31, 2010. We believe this significant expansion demonstrates our ability to execute our social commerce services business plans.

Paragraph 113 of the Practice Aid states that “the ultimate IPO price itself ... is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise. The value of a private enterprise during the period culminating in its successful IPO may increase significantly. Increases in enterprise value ... may be attributed partly to (a) changes in the amount and relative timing of future net cash flows (estimated and actual) as the enterprise successfully executes its business plan and responds to risks and opportunities in the market, and (b) a reduction in the risk associated with achieving projected results (or, from another perspective, narrowing the range of possible future results and increasing the likelihood of achieving desired results). In addition ... the marketability provided by the IPO event itself increases enterprise value, because, among other things, it allows the enterprise access to the public capital markets. Moreover, macroeconomic factors ... also may affect the extent to which an enterprise’s value changes during the period culminating in its successful IPO.” In accordance with paragraph 113 of the Practice Aid, we believe the ultimate initial public offering price itself is not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before the offering.

Since our initial public offering in May 2011, the determination of the fair value of the ordinary shares is based on the market price of our ADSs, each of which represents three ordinary shares, traded on the New York Stock Exchange.

Share-based Compensation

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on the straight-line method, with a corresponding impact reflected in additional paid-in capital. Share awards issued to non-employees, such as advisors, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

The following table sets forth certain information regarding the share options granted to our employees and advisors at different dates in 2008, 2009, 2010 and 2011:

Grant Date/ Modification Date	No. of Ordinary Shares Underlying Options Granted	Exercise Price Per Share	Fair Value per Share at the Grant Date	Intrinsic Value per Option at the Grant Date	Type of Valuation
		(US$)	(US$)	(US$)
Jan. 31, 2008	60,312,000	0.18	0.15	—	Retrospective
Oct. 15, 2009	39,064,000	0.18	0.22	0.04	Retrospective
Mar. 10 2010	300,000	0.18	0.3	0.12	Retrospective
Mar. 31 2010	3,000,000	0.18	0.3	0.12	Retrospective
Jun 1, 2010	490,000	0.18	0.6	0.42	Retrospective
Oct. 21, 2010	179,450	0.1	0.72	0.62	Contemporaneous
Oct. 21, 2010	11,180	0.18	0.72	0.54	Contemporaneous
Jan. 4, 2011	12,608,500	1.2	1.12	—	Contemporaneous
Apr. 18, 2011	3,346,500	3.33	3.33	—	Contemporaneous

In determining the value of share options, we have used the Black-Scholes option pricing model, with assistance from Marsh. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected term of the options, the expected dividends on the underlying ordinary shares, and the expected volatility of the price of the underlying shares for the expected term of the options are required in order to determine the fair value of our options. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements.

The key assumptions used in valuation of the options are summarized in the following table:

	Grants on January 31,2008		Grants on October 15, 2009	Grants on March 10, 2010	Grants on March 31, 2010	Grants on June 1, 2010		Grants on October 21,2010		Grants on January 4, 2011		Grants on April 18, 2011
	Batch I	Batch II				Batch I	Batch II	Batch I	Batch II	Batch I	Batch II	Batch I	Batch II
Risk-fee rate of return(1)	4.16%	4.07%	3.16%	2.47%	3.49%	2.53%	1.46%	0.96%	0.96%	3.22%	2.55%	4.14%	3.25%

Expected remaining contractual life(2)	6.08	5.79	6.08	3.93	7.27	3.52	0.75	0.36	0.36	8.55	6.01	8.15	5.92

Volatility(3)	60.1%	59.6%	63.6%	58.1%	61.0%	59.0%	42.0%	42.0%	42.0%	61.0%	54.5%	57.6%	54.5%

Expected dividend yield(4)	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

(1)             The risk-free rate of return is based on the yield curve of U.S. dollar China Sovereign Bonds as of the valuation dates extracted from Bloomberg.

(2)             For the options granted to employees, as we did not have sufficient historical share option exercise experience, we estimated the expected term as the average between the vesting term of the options and the original contractual term. For the options granted to non-employees, we estimated the expected term as the original contractual term. For the options granted to employees in March 2010 and Batch I of June 2010, we estimated the expected term based on Binomial Option Pricing Model. For the options granted to employees in Batch II of June 2010 and October 2010, the options are deep in-the-money and immediately vested as of the grant date. Therefore, we expected that the option holders will exercise the options when our company becomes public and the expected term of the options used in our valuation is the period between the grant date and the expected IPO date.

(3)             The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

(4)             We estimate the dividend yield based on our expected dividend policy over the expected term of the options.

In undertaking the retrospective valuations, we only used information that would have been available to us as of the valuation date. For example, in determining the expected remaining contractual life for the grants on June 1 and October 21, 2010 of the Batch II awards, we used information regarding our initial public offering plans and target timelines only as of those dates.

After the completion of our initial public offering, the fair value of our ordinary shares is determined from the closing sales price of our ADSs as quoted on the New York Stock Exchange.

Fair Value of Warrants

In connection with the issuance of our series D preferred shares, we granted the series D shareholder warrants to purchase additional series D preferred shares. The warrants were determined as free standing financial instruments required to be measured at fair value since the underlying instruments, the series D preferred shares, are redeemable instruments and therefore the warrant held by the holder is required to be classified as a liability and was initially recognized at the fair value. However, the entire instrument comprises both a right for the warrant holder to exercise and a right for us to require the warrant holder to exercise. Therefore, under certain circumstances, the warrants were carried by us as an asset. We determined the fair value of the series D warrants with the assistance of Marsh.

The following table sets forth certain information regarding the series D warrants on the dates indicated:

Date of Valuation	No. of Warrants	Fair Value Per Warrant		Fair Value of Warrants		Type of Valuation
April 5, 2008	302,152,880	US$	(0.03)	US$	(9,165)	Retrospective
December 31, 2008	302,152,880	US$	0.21	US$	63,710	Retrospective
December 31, 2009	226,614,660	US$	(0.09)	US$	(21,481)	Contemporaneous
December 31, 2010	151,076,440	US$	(0.54)	US$	(81,413)	Contemporaneous

Note: A positive value in this table indicates an asset to us and a negative value indicates a liability to us.

In determining the value of warrants granted to preferred shares investors, we have used the Black-Scholes option pricing model with the assistance of Marsh. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected term of the warrants, the expected dividends on the underlying preferred shares, and the expected volatility of the price of the underlying shares for the expected term of the warrants are required in order to determine the fair value of our warrants. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements.

The key assumptions used in valuation of the warrants are summarized in the following table:

2009 Series D Warrants	As of April 5, 2008	As of December 31, 2008
Risk-free rate of return	3.59%	2.47%
Expected remaining contractual life of the warrants	2.00	1.26
Volatility	49.40%	78.30%
Expected dividend yield	0%	0%

	As of April 5,	As of December 31,	As of December 31, 2009		As of December 27,
2010 Series D Warrants	2008	2008	Tranche 3	Tranche 4	2010
Risk-free rate of return	3.67%	3.14%	1.16%	1.59%	1.11%
Expected remaining contractual life of the warrants	3.00	2.26	0.50	1.50	0.5
Volatility	48.10%	69.90%	45.70%	65.80%	38.0%
Expected dividend yield	0%	0%	0%	0%	0%

In regard to the aforementioned valuations of warrants, the risk-free rate of return is based on the yield curve of China Sovereign Bonds as of the valuation dates extracted from Bloomberg; the expected life of warrants was estimated based on expiration date of the warrants; the volatility was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the warrants; and the expected dividend yield is based on our target paid-out ratio.

The fair value of the warrants changed from a liability of US$9.2 million as of April 5, 2008 to an asset of US$63.7 million as of December 31, 2008, primarily due to the fact that the financial projections were adjusted downward and the discount rate increased from 20% as of April 5, 2008 to 21% as of December 31, 2008, which was caused by the effects of the global financial crisis in the second half of 2008.

The fair value of the warrants changed from an asset of US$63.7 million as of December 31, 2008 to a liability of US$21.5 million as of December 31, 2009. This was due in large part to the fair value of series D preferred shares increasing from US$0.73 per share to US$0.83 per share, which is primarily due to:

•                  the negative effective of the global financial crisis on our business was much less than originally expected;

•                  the overall economic growth in our principal geographic markets, which led to increased market demand for our services;

•                  we experienced annual growth of 238.7% in net revenues from US$13.8 million in 2008 to US$46.7 million in 2009;

•                  as our business grew and our size increased, we were in a better position to withstand unexpected economic changes. Accordingly, the discount rate used for valuation of our company’s shares decreased from 21% for the December 31, 2008 valuation to 19% for the December 31, 2009 valuation; and

•                  the terms of the warrants were amended as of July 2, 2009, as a result of which the tranche 4 warrants became only exercisable by the warrant holder.

The fair value of the warrants changed from a liability of US$21.5 million as of December 31, 2009 to a liability of US$81.4 million as of December 27, 2010. This was due in large part to the increase in fair value of series D preferred shares from US$0.83 per share to US$1.52 per share. The main reasons for the increase in fair value of the series D preferred shares are the same as the reasons for the increase in fair value of our ordinary shares as explained under the section “Fair Value of Ordinary Shares” above.

Income Taxes

In preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we include in our consolidated balance sheet. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we must include an expense within the tax provision in our statement of operations.

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than the expected ultimate assessment. We did not recognize any significant unrecognized tax benefits during the periods presented in this annual report.

Uncertainties exist with respect to the application of the PRC’s New EIT Law and its implementing rules to our operations, specifically with respect to our tax residency status. The New EIT Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The New

EIT Law’s implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”

Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute residents under the New EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operations. See “Item 3.D—Risk Factors—Risk Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the New EIT Law, which would have a material adverse effect on our results of operations.”

Based on our analysis of the facts related to our corporate restructuring in 2005 and 2006, we do not believe that we should be treated as a United States corporation for United States federal income tax purposes. However, as there is no direct authority on how the relevant rules of the Code might apply to us, our company’s conclusion is not free from doubt. Therefore, our conclusion may be challenged by the United States tax authorities and a finding that we owe additional United States taxes could substantially reduce the value of your investment in our company. If the United States taxing authorities successfully treated our company as a United States domestic corporation, our company would be subject to United States federal income tax on its worldwide taxable income as if it were a United States corporation. For more information, please refer to “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—If we are required to pay U.S. taxes, the value of your investment in our company could be substantially reduced.”

Recently issued accounting pronouncements

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

(1)                                  Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

(2)                                  Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk—the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

(3)                                  Premiums or discounts in fair value measure—the guidance states that “premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity…) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.”

(4)                                  Fair value of an instrument classified in a reporting entity’s shareholders’ equity—the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

(5)                                  Disclosures about fair value measurements—the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(a)                                  For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(b)                                 The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospective and effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. Our business has grown rapidly in recent years. We believe that period-to-period comparisons of our results of operations should not be relied upon as indicative of future performance.

	Year ended December 31,
	2009	2010	2011
	(in thousands of US$)
Net revenues:
Online advertising	$18,408	$32,003	$59,613
IVAS:
Online games	23,565	34,413	42,289
Other IVAS	4,711	10,119	16,065
Subtotal	28,276	44,532	58,354
Total net revenues	46,684	76,535	117,967
Cost of revenues	10,379	16,624	26,233
Gross profit	36,305	59,911	91,734
Operating expenses:
Selling and marketing	19,375	20,281	62,050
Research and development	12,937	23,699	40,310
General and administrative	6,510	7,511	17,215
Impairment of intangible assets	211	739	2,351
Total operating expenses	39,033	52,230	121,926
Gain (loss) from operations	(2,728)	7,681	(30,192)
Other income	—	—	2,340
Change in fair value of warrants	(68,184)	(74,364)	—

	Year ended December 31,
	2009	2010	2011
	(in thousands of US$)
Exchange gain (loss) on dual currency deposit/offshore bank accounts	1,673	3,781	7,753
Interest income	288	335	9,619
Realized gain on availabe-for-sale investments	755	—	50,911
Gain on disposal of cost of method investment	—	40	—
Impairment of cost method investment	—	—	(79)
Income (loss) before provision for income tax and earnings (loss) in equity method investment, net of income taxes	(68,196)	(62,527)	40,352
Income tax benefit (expenses)	31	1,332	(668)
Income (loss) before loss in equity method investment, net of income taxes	(68,165)	(61,195)	39,684
Earnings (loss) in equity method investment, net of income taxes	(102)	—	1,320
Income (loss) from continuing operations	(68,267)	(61,195)	41,004
Discontinued operations:
Loss from discontinued operations, net of tax	(2,481)	(4,301)	—
Gain on disposal of discontinued operations, net of tax	633	1,341	—
Loss on discontinued operations, net of tax	(1,848)	(2,960)	—
Net income (loss)	(70,115)	(64,155)	41,004
Add: Net loss attributable to the noncontrolling interest, net of tax of nil	—	—	252
Net income (loss) attributable to Renren Inc.	$(70,115)	$(64,155)	$41,256

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net revenues. Our net revenues increased by 54.1% from US$76.5 million in 2010 to US$118.0 million in 2011. This increase was due to increases in both our online advertising revenues and IVAS revenues.

•                  Online advertising. Online advertising revenues increased by 86.3% from US$32.0 million in 2010 to US$59.6 million in 2011. The significant increase was an overall result of the increasing adoption of our SNS platform as an advertising solution for advertisers, driven by our user base growth. The number of our activated users increased from approximately 110 million as of December 31, 2010 to approximately 147 million as of December 31, 2011. Our monthly unique log-in users increased from 26 million in December 2010 to 38 million in December 2011. The increased use of our platform by advertisers is reflected in an increase of our brand advertisers’ average annual spending from US$129,000 in 2010 to US$181,000 in 2011 and an increase in the number of our brand advertisers from 248 in 2010 to 301 in 2011. The increase in the number of our brand advertisers was due to our effective marketing efforts to acquire new advertisers and the expansion of our sales force, as well as the greater market acceptance of SNS advertising as an effective way for advertisers to market their businesses. The increase of our average annual spending per brand advertiser was attributable to both an increase in advertising time and space our advertisers purchased from us during the period and the pricing strategy on our social networking internet platform which effectively increased the price we charged our advertisers for our advertising time and space.

•                  IVAS. IVAS revenues increased by 31.0% from US$44.5 million in 2010 to US$58.4 million in 2011. The increase in IVAS revenues was due to increases in both online games revenues and other IVAS revenues. Online games revenues increased by 22.9% from US$34.4 million in 2010 to US$42.3 million in 2011 due to the increases in revenues from purchases by end users of in-game virtual merchandise or premium features and an increase in the number of licensed and internally developed games offered through our online games center. The number of third-party developed games we offered increased from 28 as of December 31, 2010 to 50 as of December 31, 2011. We had approximately 243,000 active paying users on a quarterly average basis in 2011, compared to 225,000 active paying users on a quarterly average basis in 2010. Other IVAS revenues increased by 58.8% from US$10.1 million in 2010 to US$16.1 million in 2011, primarily due to increases in revenues from our social commerce services, paid applications, VIP memberships and other value-added services we provided to our customers. In particular, revenues from our social commerce services, Nuomi, which we began to offer in June 2010, increased from US$1.2 million in 2010 to US$6.5 million in 2011. Our registered Nuomi users and paying users on Nuomi increased from 1.6 million and 0.7 million as of December 31, 2010 to 11.3 million and 4.9 million as of December 31, 2011.

Cost of Revenues. Our cost of revenues increased by 57.8% from US$16.6 million in 2010 to US$26.2 million in 2011. This increase was primarily due to increases in bandwidth and co-location costs, which increased by 28.1% from US$9.6 million in 2010 to US$12.3 million in 2011, salaries and benefits, which increased by 285.7% from US$1.4 million in 2010 to US$5.4 million in 2011, and other expenses, which increased by 133.3% from US$1.8 million in 2010 to US$4.2 million in 2011, resulting from increased services needed to support the growth of our user traffic and users’ content storage and consumption on our website.

Operating Expenses. Our operating expenses increased by 133.4% from US$52.2 million in 2010 to US$121.9 million in 2011, primarily due to increases in selling and marketing expenses incurred in connection with the expansion of our social commerce services and increase in research and development expenses.

•                  Selling and marketing expenses. Our selling and marketing expenses increased by 206.0% from US$20.3 million in 2010 to US$62.1 million in 2011. This increase was primarily due to an increase of US$4.9 million in salaries and other benefits for our Nuomi sales and marketing personnel, mainly due to an increase in headcount as a result of the expansion of our social commerce services, an increase of US$15.5 million in advertising expenses for Nuomi, and US$13.5 million in salaries and other benefits associated with increased advertising sales on Renren.com.

•                  Research and development expenses. Our research and development expenses increased by 70.1% from US$23.7 million in 2010 to US$40.3 million in 2011. This increase was primarily due to a 74.3% increase in salaries and other benefits for research and development personnel, from US$16.7 million in 2010 to US$29.1 million in 2011. The increase in salaries and other benefits for these personnel was mainly due to an increase in headcount to further expand our research and development capabilities.

•                  General and administrative expenses. Our general and administrative expenses increased by 129.2% from US$7.5 million in 2010 to US$17.2 million in 2011. This increase was primarily due to a 240.7% increase in salaries and other benefits for our general and administrative personnel, from US$2.7 million in 2010 to US$9.2 million in 2011, resulting from increased headcount due to the expansion of our business and expenses associated with our having become a public company during 2011.

Other Income.  We recognized other income of US$2.4 million for the depositary refund in connection with the establishment and maintenance of the ADS program in 2011.

Change in Fair Value of Warrants.  We did not record any gain or loss due to change in fair value of warrants in 2011, as all series D warrants had been exercised in December 2010.  We had a loss from the change in fair value of the outstanding series D warrants of US$74.4 million in 2010.  For a detailed explanation of the change in the fair value of warrants, see “—Critical Accounting Policies—Fair Value of Warrants.”

Exchange Gain on Dual Currency Deposit / Offshore Bank Accounts. We had an exchange gain of US$2.0 million on dual currency deposit in 2011, compared with an exchange gain of US$3.8 million on dual currency deposit in 2010. The exchange gains related to dual currency deposits in U.S. dollars and Japanese yen and reflected the changes in the relative exchange rates between these currencies. An exchange gain of $5.8 million was generated by offshore bank deposits in 2011.

Interest Income.  Interest income was US$9.6 million in 2011, as compared to interest income of US$0.3 million in 2010.  The interest income for both years was primarily interest on term deposits at commercial banks.  The increase was primarily related to the increase in term deposits with financial institutions as a result of the IPO proceeds that we received.

Gain on Sales of Available-for-sale Investments.  Gain on sales of available-for-sale investments was US$50.9 million in 2011, compared to nil in 2010.  The gain on sales of available-for-sale investments in 2011 was due to proceeds from the sale of eLong American depositary shares, which we sold to a third party in the fourth quarter of 2011.

Income Tax Expense (Benefit). We had an income tax expense of US$0.7 million in 2011, primarily due to Qianxiang Wangjing, one of our wholly-owned subsidiaries, being subject to a 50% reduction in statutory tax rate on taxable income generated in 2011, as compared with an income tax benefit of US$1.3 million in 2010, which was a result of loss in 2010.

Income (Loss) from Continuing Operations. As a result of the foregoing, including the US$50.9 million gain on sales of available-for-sale investments, we recorded income from continuing operations of US$41.0 million in 2011, compared to loss from continuing operations of US$61.2 million in 2010.

Loss from Discontinued Operations. Loss from discontinued operations was nil in 2011, as compared with US$4.3 million in 2010. The loss in 2010 primarily related to Gummy Inc. and Mop.com, which had losses of US$3.5 million and US$0.8 million, respectively. We disposed of Gummy Inc. and Mop.com in December 2010.

Gain on Disposal of Discontinued Operations. Gain on disposal of discontinued operations was nil in 2011, as compared with gain on disposal of discontinued operations of US$1.3 million in 2010. The gain in 2010 was due to the sale in December 2010 of all of our equity interests in Mop.com and Gummy Inc. to a company owned by some of our existing shareholders for an aggregate consideration of approximately US$18.1 million.

Net Loss (Income). As a cumulative result of the foregoing, including the US$50.9 million gain on sales of available-for-sale investments, we had net income of US$41.0 million in 2011, as compared with a net loss of US$64.2 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net revenues. Our net revenues increased by 63.9% from US$46.7 million in 2009 to US$76.5 million in 2010. This increase was due to increases in both our online advertising revenues and IVAS revenues.

•                  Online advertising. Online advertising revenues increased by 73.9% from US$18.4 million in 2009 to US$32.0 million in 2010. This increase was attributable to the growth of our SNS platform and, therefore, user base and the increased use of our platform by advertisers to reach our users. The number of our activated users increased from 83 million as of December 31, 2009 to approximately 110 million as of December 31, 2010. Our monthly unique log-in users increased from 22 million in December 2009 to 26 million in December 2010. The increased use of our platform by advertisers is reflected in an increase of our advertisers’ average annual spending from US$82,000 in 2009 to US$129,000 in 2010 and an increase in the number of our advertisers from 224 in 2009 to 248 in 2010. The increase in the number of our advertisers was due to our effective marketing efforts to acquire new advertisers and the expansion of our sales force, as well as the greater market acceptance of SNS advertising as an effective way for advertisers to market their businesses. The increase of our average annual spending per advertiser was attributable to both an increase in advertising time and space our advertisers purchased from us during the period and the pricing strategy on our social networking internet platform which we developed during the period and which effectively increased the price we charged our advertisers for our advertising time and space. Revenues derived from pay for-volume arrangements, which we began to offer in 2010, also contributed to our online advertising revenues in 2010. In 2010, US$1.8 million, or 5.7% of our online advertising revenues, were derived from the newly developed pay-for-volume arrangements, as compared with nil in 2009.

•                  IVAS. IVAS revenues increased by 57.5% from US$28.3 million in 2009 to US$44.5 million in 2010. The increase in IVAS revenues was due to increases in both online games revenues and other IVAS revenues. Online games revenues increased by 46.0% from US$23.6 million in 2009 to US$34.4 million in 2010 due to the increases in revenues from purchases by end users of in-game virtual merchandise or premium features and an increase in the number of licensed and internally developed games offered through our online games center. The number of third-party developed games we offered increased from 12 as of December 31, 2009 to 28 as of December 31, 2010. We had approximately 225,000 active paying users on a quarterly average basis in 2010, compared to 170,000 active paying users on an quarterly average basis in 2009. Other IVAS revenues increased by 114.8% from US$4.7 million in 2009 to US$10.1 million in 2010 due to increases in revenues from paid applications, VIP memberships, social commerce services and other value-added services we provided to our customers. Revenues from paid applications increased from US$2.9 million in 2009 to US$3.5 million in 2010 as a result of the increase in the revenues generated from our revenue-sharing agreements entered into between us and third-party application developers. The increases in our revenues generated from paid application and VIP memberships were a result of the increase in our average revenue per paying user, partially offset by the decrease in the number of paying users. Our other IVAS active paying users amounted to approximately 440,000 on a quarterly average basis in 2010, as compared to approximately 458,000 on a quarterly average basis in 2009. Our average revenues per paying user on a quarterly average basis were US$3.77 in 2010, as compared to US$2.43 in 2009. Revenues from VIP memberships increased from US$0.8 million in 2009 to US$2.1 million in 2010 as a result of an approximately 70% year-over-year increase in the number of our VIP members. Revenues derived from other value-added services we provided to our customers increased from US$0.9 million in 2009 to US$3.3 million in 2010, mainly attributable to the web-page creation services we provided to our customers. Our social commerce services contributed US$1.2 million of our other IVAS revenues. As of December 31, 2010, we had 1.6 million registered Nuomi users, including 0.7 million paying users.

Cost of Revenues. Our cost of revenues increased by 60.2% from US$10.4 million in 2009 to US$16.6 million in 2010. This increase was due in large part to increases in bandwidth and co-location costs, which increased by 55.8% from US$6.2 million in 2009 to US$9.6 million in 2010, resulting from increased services needed to support the growth of our user traffic and users’ content storage and consumption on our website. In addition, salaries and benefits increased from US$0.8 million in 2009 to US$1.4 million in 2010, primarily due to an increase in headcount, and direct advertisement costs increased from US$1.0 million in 2009 to US$1.6 million in 2010, resulting from increased advertising sales.

Operating Expenses. Our operating expenses increased by 33.8% from US$39.0 million in 2009 to US$52.2 million in 2010, primarily due to increases in research and development expenses and general and administrative expenses, which reflected the general growth of our business.

•                  Selling and marketing expenses. Our selling and marketing expenses increased by 4.7% from US$19.4 million in 2009 to US$20.3 million in 2010. This increase was due to a 35.9% increase in salaries and other benefits for our sales and marketing personnel, from US$5.2 million in 2009 to US$7.1 million in 2010, due in part to an increase in the number of our sales and marketing staff to manage our increasing number of advertising customers. Advertising and promotion costs decreased from US$11.7 million in 2009 to US$9.1 million in 2010, as we conducted a large-scale advertising campaign in connection with the re-branding of “Xiaonei” to “Renren” in 2009, and we did not have a similar campaign in 2010.

•                  Research and development expenses. Our research and development expenses increased by 83.2% from US$12.9 million in 2009 to US$23.7 million in 2010. This increase was primarily due to a 96.2% increase in salaries and other benefits for research and development personnel, from US$8.5 million in 2009 to US$16.7 million in 2010. The increase in salaries and other benefits for these personnel was mainly due to an increase in headcount to further expand our research and development capabilities. The increase in research and development expenses was also due to the increase in depreciation and amortization from US$2.5 million in 2009 to US$3.4 million in 2010, as we purchased additional servers and computers to support our research and development activities.

•                  General and administrative expenses. Our general and administrative expenses increased by 15.4% from US$6.5 million in 2009 to US$7.5 million in 2010. This increase was primarily due to a 143.1% increase in salaries and other benefits for our general and administrative personnel, from US$1.1 million in 2009 to US$2.7 million in 2010, resulting from increased headcount. To a lesser extent, general and administrative expenses increased due to professional fees, which included legal fees and consulting fees relating to our corporate restructuring, increasing from US$0.9 million in 2009 to US$1.3 million in 2010.

Change in Fair Value of Warrants. We had losses from the change in fair value of the outstanding series D warrants of US$68.2 million and US$74.4 million in 2009 and 2010, respectively.

Exchange Gain on Dual Currency Deposit. We had an exchange gain of US$3.8 million on dual currency deposit in 2010, compared with an exchange gain of US$1.7 million on dual currency deposit in 2009. The exchange gains related to dual currency deposits in U.S. dollars and Japanese yen and reflected the changes in the relative exchange rates between these currencies.

Interest Income.  Interest income was US$0.3 million in each of 2009 and 2010. The interest income for both years was primarily interest on term deposits at commercial banks.

Gain on Sales of Available-for-sale Investments.  Gain on sales of available-for-sale investments was nil in 2010, as compared to US$0.8 million in 2009.  The gain on sales of available-for-sale investments in 2009 was due to proceeds from the sale of stock in a company.

Income Tax Benefit. We incurred an income tax benefit of US$1.3 million in 2010, as compared to an income tax benefit of US$31,000 in 2009. With enhanced confidence in our ability to generate sufficient taxable income in certain of our entities, we no longer provided a full valuation allowance against deferred tax assets in 2010 as we had in 2009. Therefore, we had a significantly larger tax benefit in 2010.

Income (Loss) from Continuing Operations. As a result of the foregoing, we recorded loss from continuing operations of US$61.2 million in 2010, as compared to loss from continuing operations of US$68.3 million in 2009.

Loss from Discontinued Operations. Loss from discontinued operations increased from US$2.5 million in 2009 to US$4.3 million in 2010. The loss in 2010 primarily related to Gummy Inc. and Mop.com, which had losses of US$3.5 million and US$0.8 million, respectively. The loss in 2009 primarily related to US$1.7 million in losses incurred by Gummy Inc. We disposed of Gummy Inc. and Mop.com in December 2010.

Gain on Disposal of Discontinued Operations. We had a gain on disposal of discontinued operations of US$1.3 million in 2010, compared with a gain of US$0.6 million in 2009. The gain in 2010 was due to the sale in December 2010 of all of our equity interests in Mop.com and Gummy Inc. to a company owned by some of our existing shareholders for an aggregate consideration of approximately US$18.1 million. The gain in 2009 related to the sale of part of our WVAS business.

Net Loss. As a cumulative result of the foregoing, we had a net loss of US$64.2 million and US$70.1 million in 2010 and 2009, respectively.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

Prior to our initial public offering and concurrent private placement in May 2011, we financed our operations primarily through issuance and sale of preferred shares and warrants to investors in private placements and, to a much lesser extent, from cash generated from our operating activities. We had a net increase in cash and cash equivalents and term deposits of US$851.3 million in 2011, primarily due to proceeds from our initial public offering and concurrent private placement in May 2011 and proceeds received in January 2011 from the exercise of series D warrants by their holder near the end of December 2010.  As of December 31, 2011, we had US$987.3 million in cash and cash equivalents and term deposits. We expect to require cash to fund our ongoing operational needs, particularly our bandwidth and co-location costs, salaries and benefits and potential acquisitions or strategic investments. We believe the remaining unused cash we received from our initial public offering and concurrent private placement in May 2011 and the anticipated cash flow from our operations will provide us with sufficient capital to meet our anticipated cash needs for the next 12 months. If we have additional liquidity needs in the future, we may obtain additional financing, including equity offering and debt financing in capital markets, to meet such needs. However, we cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Although we consolidate the results of Qianxiang Wangjing, Qianxiang Changda Beijing Nuomi, Qingting Changyou and Wole Shijie, our access to cash balances or future earnings of these entities is only through our contractual arrangements with these entities and their respective shareholders and subsidiaries. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Our statement of cash flows does not separately present the cash flows for continuing operations and the cash flows from our discontinued operations, which consist of the WVAS business, Mop.com and Gummy Inc, other than the proceeds from the sale of the discontinued operations, which were separately reported in our statement of cash flow under the caption of “Proceeds from disposal of subsidiaries.” For the year 2010, the aggregate net operating cash outflow from these discontinued operations was US$1.4 million. We do not expect that the absence of the discontinued operations will have a negative impact on our liquidity and capital resources in the future.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2009	2010	2011
	(in thousands of US$)
Net cash provided by (used in) operating activities	$57	$17,288	$(3,200)
Net cash used in investing activities	(16,698)	(4,265)	(800,899)
Net cash provided by financing activities	55,599	32,721	950,792
Net increase in cash and cash equivalents	38,958	45,744	146,693
Cash and cash equivalents at the beginning of the year	51,424	90,376	136,063
Effect of exchange rate changes	(6)	(57)	1,887
Cash and cash equivalents at the end of the year	$90,376	$136,063	$284,643

Operating Activities

Net cash provided by or used in operating activities consisted primarily of our net income or loss as adjusted by change in fair value of warrants, depreciation of servers and other equipment and non-cash adjustments, such as exchange loss on dual currency deposit/offshore bank accounts, and further adjusted by changes in assets and liabilities, such as accounts receivable, accrued expenses and other liabilities and prepaid expenses and other current assets. A primary factor affecting our operating cash flows is the timing of cash receipts from sales of our services.

Net cash used in operating activities amounted to US$3.2 million in 2011. Our net cash used in operating activities in 2011 reflected net income of US$41.0 million, adjusted primarily by earnings on available-for-sale investments of US$50.9 million, depreciation and amortization of US$8.6 million, impairment on intangible assets of US$2.4 million, exchange gain on dual currency deposit/offshore bank accounts of US$7.8 million and share-based compensation expense of US$5.5 million.  Additional factors affecting operating cash flow included a decrease in operating assets and liabilities of US$1.6 million.

Net cash provided by operating activities amounted to US$17.3 million in 2010. Our net cash provided by operating activities in 2010 reflected a net loss of US$64.2 million, adjusted by the reconciliation of non-cash items of US$79.4 million, which mainly included a change of fair value of warrants of US$74.4 million, depreciation and amortization of US$6.3 million, exchange gain on dual currency deposits of US$3.8 million and gain on disposal of discontinued operations of US$1.3 million. Additional factors affecting operating cash flow included an increase in prepaid expenses and other current assets of US$4.3 million, an increase in accounts payable of US$4.0 million and an increase in deferred revenue of US$2.3 million. The increase in our account payable, prepaid expenses and other current assets and deferred revenue was in line with our overall revenue growth and the expansion of our operations from 2009 to 2010.

Net cash provided by operating activities amounted to approximately US$57,000 in 2009. Our net cash provided by operating activities in 2009 reflected a net loss of US$70.1 million, adjusted by the reconciliation of non-cash items of US$72.8 million, which mainly included change of fair value of warrants of US$68.2 million, depreciation and amortization of US$4.8 million and exchange gain on dual currency deposits of US$1.7 million. Additional factors affecting operating cash flow included an increase in accounts receivable of US$8.3 million primarily due to the significant increase in advertising revenues from 2008 to 2009, an increase in accrued expenses and other payables of US$7.1 million as a result of our overall increased operating costs and expenses, an increase in prepaid expenses and other current assets of US$4.2 million and an increase in deferred revenue of US$1.9 million. Contributing to our shift to positive cash flow from operating activities in 2009 from 2008 was a 238.7% increase in net revenues from US$13.8 million in 2008 to US$46.7 million in 2009.

Investing Activities

Net cash used in investing activities largely reflects our investment in term deposits, our purchases and sales of short-term investments and capital expenditures.

Net cash used in investing activities amounted to US$800.9 million in 2011, primarily attributable to US$696.9 million in investments in term deposits, US$311.3 million in purchase of short-term investments, US$74.3 million in considerations paid for business acquisition, US$49.1 million in purchase of long-term investments and US$19.0 million in purchases of equipment, partially offset by US$331.4 million in proceeds from the sale of short-term investments and US$18.4 million in proceeds from sales of discontinued business.  The considerations paid for business acquisition was for our acquisition of 56.com, which we acquired in October 2011.  The purchase of long-term investments related to an investment of US$26.6 million in Mapbar Technology Limited and an investment of US$20.0 million in Japan Macro Opportunities Offshore Partners, LP. The proceeds in disposal of business of US$18.4 million related to Mop.com, Gummy Inc. and cost method investment in Global Net Limited in 2010.

Net cash used in investing activities amounted to US$4.3 million in 2010, primarily attributable to the investment in our network infrastructure and intangible assets in the amount of US$5.9 million to continue to support our business growth, offset in part by net proceeds of US$1.6 million received from the redemption of a short-term investment.

Net cash used in investing activities amounted to US$16.7 million in 2009, primarily attributable to the purchase of shares in publicly listed companies and purchases of computer servers.

Financing Activities

Net cash provided by financing activities amounted to US$950.8 million in 2011, primarily attributable to US$777.4 million in proceeds from our initial public offering and concurrent private placement in May 2011, US$198.1 million in proceeds from the exercise of series D warrants by a series D preferred shareholder, US$14.2 million in proceeds from the exercise of share options and US$4.9 million in cash received from share subscription receivable, partially offset by US$44.4 million used to repurchase our ordinary shares.

Net cash provided by financing activities amounted to US$32.7 million in 2010, primarily attributable to proceeds from the exercise of series D warrants in July 2010 and subscription of our ordinary shares in the amount of US$87.8 million, partially offset by cash paid for repurchase of shares and other financing-related activities in the amount of US$55.1 million.

Net cash provided by financing activities amounted to US$55.6 million in 2009, primarily attributable to proceeds from the exercise of series D warrants in the amount of US$80.4 million, partially offset by the repurchase of our series A, B and C preferred shares in the aggregate amount of US$24.6 million.

Holding Company Structure

Overview

We are a holding company with no material operations of our own.  We conduct our operations in China principally through two sets of contractual arrangements, namely (i) a set of contractual arrangements among our wholly owned PRC subsidiary, Qianxiang Shiji, and its consolidated affiliated entity, Qianxiang Tiancheng, and its shareholders, and (ii) a set of contractual arrangements among our wholly owned PRC subsidiary, Wole Technology, and its consolidated affiliated entity, Qianjun Technology, and its shareholders.  Qianxiang Tiancheng has three wholly owned subsidiaries, namely Qianxiang Wangjing, Qianxiang Changda, and Beijing Nuomi, and one 65% owned subsidiary, namely Qingting Changyou. Qianjun Technology has one subsidiary, namely Wole Shijie.  See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for a summary of these contractual arrangements. For each of the three years ended December 31, 2011, revenues from our consolidated affiliated entities constituted substantially all of our total consolidated net revenues.

Conducting our operations through contractual arrangements with our consolidated affiliated entities in China, Qianxiang Tiancheng and Qianjun Technology, entails a risk that we may lose effective control over our consolidated affiliated entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “We rely on contractual arrangements with consolidated affiliated entities for our China operations, which may not be as effective in providing operational control as direct ownership.”

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends solely upon dividends and other distributions paid to us by our PRC subsidiary Qianxiang Shiji and Wole Technology.  The amount of dividends paid by Qianxiang Shiji to us depends solely on the service and license fees paid to Qianxiang Shiji from our consolidated affiliated entity Qianxiang Tiancheng, and the amount of dividends paid by Wole Technology to us depends solely on the service and license fees paid to Wole Technology from our consolidated affiliated entity Qianjun Technology.  In 2009, 2010 and 2011, Qianxiang Tiancheng paid nil, US$2.0 million and nil, respectively, in service fees to Qianxiang Shiji.

Under PRC law, all of our PRC subsidiaries and consolidated affiliated entities in China are required to set aside at least 10% of their respective after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Qianxiang Shiji and Wole Technology are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

After Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi make appropriations for their respective statutory reserves and retain any profits, each of their remaining net profits are distributable to their sole shareholder, Qianxiang Tiancheng, in the form of an RMB dividend; after Qingting Changyou makes appropriations for its statutory reserves and retains any profits, 65.0% of its remaining net profits are distributable to Qianxiang Tiancheng, Qingting Changyou’s majority shareholder, in the form of an RMB dividend; and after Wole Shijie makes appropriations for its statutory reserves and retains any profits, its remaining net profits are distributable to its sole shareholder, Qianjun Technology, in the form of an RMB dividend.

Pursuant to the contractual arrangements between Qianxiang Tiancheng and Qianxiang Shiji, Qianxiang Tiancheng’s earnings and cash (including dividends received from its subsidiaries) are used to pay service and license fees in RMB to Qianxiang Shiji, in the manner and amount set forth in these agreements. There are similar contractual arrangements between Wole Technology and Qianjun Technology. After paying the withholding taxes applicable to Qianxiang Shiji’s and Wole Technology’s respective revenues and earnings, making appropriations for their respective statutory reserve requirements and retaining any profits from accumulated profits, the remaining net profits of Qianxiang Shiji would be available for distribution to its sole shareholder, CIAC, and from CIAC to us, and the remaining net profits of Wole Technology would be available for distribution to its sole shareholder, WOLE Inc., and from WHOLE Inc. to us, although we have not, and do not have any present plan to make such distributions. As of December 31, 2011, the net assets of Qianxiang Shiji and Wole Technology and our consolidated affiliated entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate US$73.2 million, and the net assets of Qianxiang Shiji and Wole Technology and our consolidated affiliated entities which were unrestricted and thus available for distribution was in aggregate US$1.1 billion. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the New EIT Law, which would have a material adverse effect on our results of operations” for more information.

Furthermore, cash transfers from Qianxiang Shiji or Wole Technology to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of Qianxiang Shiji and Wole Technology and our consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Capital Expenditures

We made capital expenditures of US$10.1 million, US$5.9 million and US$18.5 million in 2009, 2010 and 2011, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business. We expect to incur capital expenditures of up to approximately US$56.9 million in 2012, which will be primarily used to purchase an office building, additional computers and servers and expand our network infrastructure to support the growth of our business.

C.                                    Research and Development, Patents, and Licenses, etc.

Research and Development

Our research and development efforts focus on developing and improving the scalability, features and functions of our platform. We have a large team of experienced engineers and developers, which accounted for over 44.1% of our employees as of December 31, 2011. Most of our engineers and developers are based at our headquarters in Beijing, and we also have a team of engineers and developers for 56.com who are based in Guangzhou.

Our research and development personnel are divided into the following groups:

•                  our core platform technology and research group focuses on the evolution and optimization of core SNS related algorithms that increase efficiencies of communication, notification, and social interactions on Renren;

•                  our online game and social game group focuses on designing and developing innovative games that are suitable for distribution over our social networking platform;

•                  our user-generated content services group focuses on maintaining and developing new features relating to our core communication and user-generated content services, such as photos, videos, status updates and sharing;

•                  our mobile service and technology group focuses on updating and developing new features for the WAP version of our service as well as our various mobile applications across multiple mobile phone operating systems such as iPhone, Android, and Windows;

•                  our desktop group focuses on maintaining and developing our Renren Desktop client application; and

•                  our advertising platform group focuses on developing ad-serving and ad-targeting technology to increase returns from our display and self-service advertising clients.

Our research and development expenses primarily include salaries and benefits for our research and development personnel and depreciation of PC and servers. We incurred US$12.9 million, US$23.7 million and US$40.3 million of research and development expenses in 2009, 2010 and 2011, respectively.

Intellectual Property

Our intellectual property includes trademarks and trademark applications related to our brands and services, copyrights in software and games, trade secrets, patent applications and other intellectual property rights and licenses. We seek to protect our intellectual property assets and brand through a combination of monitoring and enforcement of trademark, patent, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and procedures.

“人人 renren” is a registered trademark in China. We have also applied to register additional trademarks and logos, including a new version of “人人 renren”, “糯米”, “56.com我乐”, “我乐”, “车问”, “经纬” and “轻停” with the Trademark Office of the SAIC in China. We have applied for patents relating to our technologies, among which we have been granted a patent for systems and methods for accelerating content downloads. We have registered domain names including renren.com, nuomi.com, xiaonei.com, jingwei.com, chewen.com and 56.com.  In addition, we maintain 37 software copyright registrations, including those in connection with our games. We own the copyrights to the games we have developed. Our employees sign confidentiality and non-compete agreements when hired.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                      Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties, and we have not entered into any derivative contracts that are not reflected in our consolidated financial statements.  Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of US$)
Operating lease obligations(1)	30,893	22,058	8,835	—	—
Capital obligations(2)	30,948	30,948	—	—	—

(1)             We lease facilities and offices under non-cancelable operating lease agreements. In addition, we pay telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers under non-cancelable agreements, which are treated as operating leases.

(2)             Capital obligations represent commitments for the purchase of office property in Shanghai.

G.                                   Safe Harbor

See “Forward Looking Statements” on page 3 of this annual report.

Item 6.              Directors, Senior Management and Employees

A.                                   Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Joseph Chen	42	Chairman, Chief Executive Officer
James Jian Liu	39	Director, Chief Operating Officer
Katsumasa Niki	44	Director
David K. Chao	45	Independent Director
Matthew Nimetz	72	Independent Director
Ruigang Li	42	Independent Director
Hui Huang	39	Chief Financial Officer
Alvin Chiang	41	Chief Marketing Officer
Chuan He	32	Senior Vice President for Games
Derek Boyang Shen	38	Vice President for Nuomi

Joseph Chen is the founder of our company. Mr. Chen has served as the chairman of our board of directors and chief executive officer of our company since our inception. Mr. Chen is a pioneer of China’s internet industry. Before founding our company, Mr. Chen was the co-founder, chairman and chief executive officer of ChinaRen.com, a first-generation SNS in China and one of China’s most visited websites in 1999. He served as senior vice president for Sohu.com after ChinaRen.com was acquired by Sohu in 2000. Mr. Chen holds a bachelor’s degree in physics from the University of Delaware, a master’s degree in engineering from the Massachusetts Institute of Technology, and a M.B.A. degree from Stanford University.

James Jian Liu has served as our director since January 2008 and chief operating officer since February 2006. Before joining our company, he was the co-founder and chief executive officer of UUMe.com, one of the earliest social networking service websites in China. He served as product management director at Fortinet in its early years and held a senior product manager role at Siebel Systems. Mr. Liu started his career as a management consultant with the Boston Consulting Group in China. Mr. Liu holds a bachelor’s degree in computer science from Shanghai Jiao Tong University and a M.B.A. degree from Stanford University, where he was an Arjay Miller Scholar.

Katsumasa Niki has served as a director of our company since January 2011. Mr. Niki serves as group manager of the finance department of SOFTBANK CORP. where he is in charge of investment activities, and as director of several subsidiaries of SOFTBANK CORP. Mr. Niki is a director of SB Pan Pacific Corporation, a wholly owned subsidiary of SOFTBANK CORP. and one of our major shareholders. Mr. Niki holds a bachelor’s degree in economics from Kobe University and an M.B.A. degree in finance from Chuo Graduate

School of Accounting. Mr. Niki was nominated to be our director by SB Pan Pacific Corporation, and as long as SB Pan Pacific Corporation and its affiliates continue to collectively hold over 50% of the number of our shares held by them as of May 9, 2011, they have the right to appoint one director to serve on our board of directors.

David K. Chao has served as a director of our company since March 2006. Mr. Chao is a co-founder and general partner of DCM, an early stage technology venture capital firm that manages over US$2.0 billion of fund assets. Prior to joining DCM, Mr. Chao was a co-founder of Japan Communications, Inc., a public company that provides mobile data and voice communications services in Japan. He also worked as a management consultant at McKinsey & Company in San Francisco. Prior to that, Mr. Chao worked in marketing and product management at Apple Computer and was an account executive for Recruit Co., Ltd. Mr. Chao currently serves on the boards of directors of 51job, Inc. and numerous DCM portfolio companies. He is a management board director of the Stanford Graduate School of Business Board of Trustees, and also serves on the advisory board of Legend Capital and is a trustee at the Thacher School. Mr. Chao received a bachelor’s degree in economics and East Asian studies with high honors from Brown University and a M.B.A. degree from Stanford University.

Matthew Nimetz has served as a director of our company since December 2008. Mr. Nimetz currently serves as an advisory director of General AtlanticLLC, a leading global growth equity firm. He formerly served as the chief operating officer of General Atlantic Service Company, LLC from January 2000 to December 2011 and as a managing director of General Atlantic LLC and its affiliates and predecessors from January 2000 through December 2011. Prior to joining General Atlantic in 2000, Mr. Nimetz was a partner (and former chair) of the law firm of Paul, Weiss, Rifkind, Wharton & Garrison in New York City, where he concentrated on corporate and international law from December 1980 through January 2000. He previously practiced law as a partner at Simpson Thacher & Bartlett between 1969 and 1977. Mr. Nimetz served as Under Secretary of State for Security Assistance, Science and Technology from February through December 1980 and as Counselor of the Department of State from 1977 to 1980. His previous federal government positions include service as a Staff Assistant to President Lyndon Johnson from July 1967 to January 1969; a law clerk to Justice John M. Harlan of the Supreme Court of the United States from 1965 to 1967; and other positions with the U.S. and New York governments and with the United Nations. Mr. Nimetz received degrees from Williams College and Harvard Law School where he was president of the Harvard Law Review. He also received a master’s degree from Balliol College, Oxford University, where he was a Rhodes Scholar.

Ruigang Li has served as our independent director since May 2011. Mr. Li has served as the chairman of the board of directors of China Media Capital since 2009 and as a non- executive director of WPP plc, a NASDAQ and London Stock Exchange-listed company, since 2010. Mr. Li is the chairman of the board or a board member of a number of China Media Capital portfolio companies.  Mr. Li was the president of Shanghai Media Group, one of the principal founding partners of China Media Capital, between 2002 and 2011. Mr. Li holds a master’s degree in journalism from Fudan University in China, and was a visiting scholar at Columbia University from 2001 to 2002.

Hui Huang has served as the chief financial officer of our company since March 2010. From 2007 to February 2010, Ms. Huang was the chief financial officer and director of Cathay Industrial Biotech Ltd. From 2003 to 2007, she was an executive director and Shanghai chief representative of Johnson Electric Capital Limited. From 2000 to 2003, she was an associate of Goldman Sachs (Asia) L.L.C. in its principal investment area and executive office. From 1994 to 1998, she was an associate with the Boston Consulting Group. Ms. Huang received a bachelor’s degree in industrial foreign trade from Shanghai Jiaotong University in 1994, and received a M.B.A. degree from the Wharton School of the University of Pennsylvania in 2000.

Alvin Chiang has served as our company’s chief marketing officer in charge of our sales and marketing since December 2008. Prior to joining our company in November 2008, Mr. Chiang served as vice president for Alibaba Group from 2007 to 2008, vice president for sales at NetEase from 2004 to 2007. Prior to that, he served at various positions at Yahoo Inc. in Taiwan from 2000 to 2004. Prior to that, he worked at Acer Internet Service and an advertising agency in Taiwan. Mr. Chiang received a bachelor’s degree in management science from National Chiao Tung University in 1992.

Chuan He is a senior vice president for our company in charge of our games business. Prior to joining our company in 2005, he worked at Tsinghua Unisplendor Corporation. Mr. He received a Ph.D. degree in computer science from Tsinghua University in 2006.

Derek Boyang Shen has served as vice president for our company in charge of nuomi.com since March 2010. Prior to joining our company, Mr. Shen served at various positions of Google Inc. from 2005 to 2010, including, among others, software engineer, engineer manager, strategic partner development and head of China business development. Mr. Shen received a bachelor’s degree in environmental chemistry as well as management from Nankai University in 1996, and received a master’s degree in computer science from the University of California, Los Angeles in 2000.

B.            Compensation

For the year ended December 31, 2011, we paid an aggregate of approximately US$0.8 million in cash to our executive officers, and we did not pay any such compensation to our non-executive directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. In 2011, our PRC subsidiaries accrued in aggregate US$40,000 worth of such benefits for our executive officers.

For the year ended December 31, 2011, we granted a total of nil and 18,000 restricted Class A ordinary shares to our executive officers and non-executive directors, respectively, and recorded a total share-based compensation expense of $75,600 for grants of restricted shares to our executive officers and non-executive directors for the year ended December 31, 2011.  In addition, for the year ended December 31, 2011, we granted to our executive officers and non-executive directors share options representing the right to acquire a total of nil and 1,320,000 Class A ordinary shares, respectively, and recorded a total share-based compensation expense of $334,000 for grants of share options to our executive officers and non-executive directors for the year ended December 31, 2011.  For more information, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Equity Incentive Plans”.

Equity Incentive Plans

Since February 27, 2006, we have adopted four equity incentive plans to motivate, retain and attract the best personnel and promote the success of our business. Specifically, we adopted the 2006 Equity Incentive Plan, or the 2006 Plan, on February 27, 2006; the 2008 Equity Incentive Plan, or the 2008 Plan, on January 31, 2008; the 2009 Equity Incentive Plan, or the 2009 Plan, on October 15, 2009; and the 2011 Share Incentive Plan, or the 2011 Plan, on April 14, 2011. We refer to these four incentive plans collectively as the Plans. Our board of directors authorized the issuance and reservation of up to 97,430,220 ordinary shares under the 2006 Plan, 30,529,630 ordinary shares under the 2008 Plan, 40,000,000 ordinary shares under the 2009 Plan, and 65,014,158 ordinary shares under the 2011 Plan. As of April 20, 2012, options to purchase 14,130,574, 5,852,859, 22,676,728 and 24,636,000 ordinary shares were outstanding under the 2006 Plan, 2008 Plan, 2009 Plan and 2011 Plan, respectively.

The following table summarizes the share options granted to certain of our directors, executive officers and other individuals under the Plans that were outstanding as of April 20, 2012:

Name	Number of Ordinary Shares Underlying Outstanding Options(1)	Exercise Price (US$/Share)(1)	Grant Date	Expiration Date
Joseph Chen	16,800,000	1.82	April 5, 2012	April 4, 2022
James Jian Liu	*	1.82	April 5, 2012	April 4, 2022
David K. Chao	*	1.82	April 5, 2012	April 4, 2022
Matthew Nimetz	*	1.2	January 4, 2011	January 3, 2021
	*	1.82	April 5, 2012	April 4, 2022
Ruigang Li	*	3.33	April 18, 2011	April 17, 2021
	*	1.82	April 5, 2012	April 4, 2022
Hui Huang	*	1.82	April 5, 2012	April 4, 2022
Alvin Chiang	*	1.82	April 5, 2012	April 4, 2022
Derek Boyang Shen	*	0.18	March 10, 2010	March 9, 2020
	*	1.2	January 4, 2011	January 3, 2021
Other individuals as a group	42,131,161	(2)	(2)	(3)

*	The aggregate beneficial ownership of our company held by the named option grantee is less than 1% of our total outstanding shares.

(1)	The number of share options granted and exercise prices in this table, including footnote 2, gives effect to the ten-for-one share split that became effective on March 25, 2011.

(2)

We granted share options to other individuals on the following dates and at the following exercise prices: (i) on March 2, 2006, 1,079,400 options with an exercise price of US$0.001 per share; (ii) on March 2, 2006, 10,204,000 options and on October 9, 2007, 800,000 options, each with an exercise price of US$0.08 per share; (iii) on March 2, 2006, 4,568,670 options and on October 21, 2010, 179,450 options, each with an exercise price of US$0.1 per share; (iv) on March 2, 2006, 18,276,960 options, on October 9, 2007, 21,712,000 options, on January 31, 2008, 13,419,500 options, on October 15, 2009, 15,564,000 options, on June 1, 2010, 490,000 options and on October 21, 2010, 11,180 options, each with an exercise price of US$0.18 per share; (v) on March 2, 2006, 1,243,880 options with an exercise price of US$0.2 per share; (vi) on October 9, 2007, 100,000 options with an exercise price of US$0.26 per share; (vii) on October 9, 2007, 300,000 options with an exercise price of US$0.28 per share; (viii) on October 9, 2007, 100,000 options with an exercise price of US$0.3 per share; (ix) on October 9, 2007, 925,000 options with an exercise price of US$0.35 per share; (x) on October 9, 2007, 220,000 options with an exercise price of US$0.38 per share; (xi) on January 4, 2011, 11,128,500 options with an exercise price of US$1.2 per share; (xii) on April 18, 2011, 2,906,500 options with an exercise price of US$3.33 per share; (xiii) on September 23, 2011, 519,000 options with an exercise price of US$1.757 per share; (xiv) on December 28, 2011, 1,639,107 options with an exercise price of US$1.1 per share; and (xv) on April 5, 2012, 1,251,000 options with an exercise price of US$1.82 per share. As of April 20, 2012, 64,506,986 options had been forfeited, cancelled or exercised.

(3)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

Principal Terms of 2006, 2008 and 2009 Equity Incentive Plans

The principal terms of the 2006 Plan, the 2008 Plan and the 2009 Plan are substantially the same. The following paragraphs summarize the principal terms of these three plans and, unless otherwise specified below, the following summary applies to each of these plans.

Types of Awards and Exercise Prices. Three types of awards may be granted under the plans.

•

Incentive share options. Incentive share options are share options which satisfy the requirements of Section 422 of the Internal Revenue Code of 1986. The exercise price of an incentive share option must be at least equal to the fair market value of the shares on the date of grant. If an employee, officer or director owns or is deemed to own more than 10% of the combined voting power of all classes of shares and an incentive share option is granted to such person, the exercise price for such incentive share option shall be at least 110% of the fair market value of the shares on the date of grant.

•

Nonqualified share options. Nonqualified share options are share options which do not satisfy the requirements of Section 422 of the Internal Revenue Code of 1986. The exercise price of a nonqualified share option may be less than, equal to or greater than the fair market value of the shares on the date of grant.

•

Restricted share options. Restricted share options are options to purchases ordinary shares which are subject to certain restrictions or limitations set forth in the plans or in the related award agreement, and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us during a restricted period. The exercise price of restricted share options may be determined by the plan administrator in the award agreement.

Plan Administration. The plan administrator is our board of directors or a committee of two or more members of our board. The plan administrator designates the eligible optionees and determines the award type, award period, grant date, performance requirements and such other provisions and terms not inconsistent with the plans in each award agreement.

Award Agreement. Incentive share options, nonqualified share options or restricted share options granted under the plans are evidenced by an award agreement that sets forth the terms, provisions, limitations and performance requirements for each grant.

Eligibility. At the discretion of the board of directors, we may grant awards to employees, officers, directors, outside directors or consultants of our company.

Transfer Restriction. Subject to certain exceptions, awards for incentive share options, nonqualified share options and restricted share options may not be transferred, assigned, pledged, hypothecated or otherwise conveyed or encumbered by the award holders.

Term of Awards. Unless otherwise provided in the award agreement by the plan administrator, each option shall expire after ten years from the grant date. If an employee, officer or director owns or is deemed to own more than 10% of the combined voting power of all classes of shares and an incentive share option is granted to such person, such incentive share option shall expire after five years from the grant date.

Vesting Schedule. The plan administrator may determine the vesting schedule and may provide additional vesting conditions in the award agreement to each optionee.

Amendment and Termination. Our board of directors may at any time by resolutions amend the plans, subject to certain exceptions. Unless earlier terminated by the board or directors, the 2006 Plan will terminate on September 15, 2013, the 2008 Plan will terminate on September 15, 2013, and the 2009 Plan will terminate on December 31, 2019.

Principal Terms of the 2011 Share Incentive Plan

The following paragraphs describe the principal terms of our 2011 Share Incentive Plan:

Types of Awards and Exercise Prices. The plan permits the grant of options to purchase our Class A ordinary shares, restricted shares and restricted share units as deemed appropriate by the plan administrator.

•

Options. Options provide for the right to purchase a specified number of our Class A ordinary shares at a specified price and usually will become exercisable in the discretion of the plan administrator in one or more installments after the grant date. Options include incentive share options, which are share options which satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, and non-qualified share options, which do not satisfy these requirements. The exercise price of an option shall be determined by the plan administrator and set forth in the award agreement.

•

Restricted Shares. A restricted share award is the grant of our Class A ordinary shares which are subject to certain restrictions or limitations set forth in the plan or in the related award agreement. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us during a restricted period. The exercise price of restricted share options may be determined by the plan administrator in the award agreement.

•

Restricted Share Units. Restricted share units represent the right to receive our Class A ordinary shares at a specified date in the future. On the maturity date specified by the plan administrator, we will transfer to the participant one unrestricted, fully transferable share for each restricted share unit.

Plan Administration. The plan will be administered by the board of directors or the compensation committee of the board, or a committee of one or more directors to whom the board or the compensation committee shall delegate the authority to grant or amend awards to participants other than senior executives. The plan administrator shall consist of at least two individuals, each of whom qualifies as an independent director. With respect to the awards granted to independent directors, the plan administrator shall be the board of directors. The plan administrator will determine the terms and conditions of each award grant.

Awards and Award Agreement. Awards granted under the plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to our employees, directors and consultants, as determined by our plan administrator.

Term of the Awards. The term of each award grant shall be determined by our plan administrator, provided that the term shall not exceed ten years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the award agreement specifies, the vesting schedule.

Transfer Restrictions. Except as otherwise provided by our plan administrator, an award may not be transferred or otherwise disposed of by a participant other than by will or the laws of descent and distribution. Our plan administrator by express provision in the award or an amendment may permit an award (other than an incentive share option) to be transferred to or exercised by certain persons related to the participant.

Amendment and Termination of the Plan. With the approval of our board, our plan administrator may at any time amend, modify or terminate the plan, subject to certain exceptions.

C.            Board Practices

Composition of Board of Directors

Our board of directors currently consists of six directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors and independent director appointees has a service contract with us that provides for benefits upon termination of employment. As long as SB Pan Pacific Corporation and its affiliates continue to collectively hold over 50% of the number of our shares held by them as of May 9, 2011, they have the right to appoint one director to serve on our board of directors. Our director, Katsumasa Niki, was appointed by SB Pan Pacific Corporation.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Duties of Directors

Cayman Islands law does not prescribe by statute the specific duties of directors of Cayman Islands companies and therefore the duties of directors are dictated by common law. Our directors have certain duties of care, diligence and skill as well as a fiduciary duty to act honestly and in good faith in the best interests of our company. Our directors are not required to exhibit in the performance of their duties a greater degree of skill than may reasonably be expected from persons of their knowledge and experience. Our directors must exercise reasonable care and diligence but will not be liable for errors of judgment and therefore they may rely upon opinions and advice of outsiders but must still exercise their business judgment based upon such advice. The fiduciary relationship of our directors is with our company and our directors therefore do not usually owe a fiduciary duty to an individual shareholder, and instead, they owe a fiduciary duty to our shareholders as a whole. In addition, our directors have a duty to act in good faith, which means they must act bona fide in the interests of our company. Our directors must also use their powers for a proper purpose. If our directors take actions which are within their powers but for purposes other than those for which such powers were conferred, they may be personally liable. Our directors are also required not to put themselves into a position where there is a conflict, actual or potential, between their personal interests and their duties to our company or between their duty to our company and a duty owed to another person. Finally, our directors cannot validly contract, either with one another or with third parties, as to how they shall vote at future meetings of directors. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of these committees. Each committee’s members and functions are as follows.

Audit Committee. Our audit committee consists of Messrs. David Chao, Matthew Nimetz and Katsumasa Niki. Mr. Chao is the chairman of our audit committee and our board of directors has determined that Mr. Chao is an audit committee financial expert. Mr. Chao and Mr. Nimetz satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee. Our compensation committee consists of Messrs. Matthew Nimetz and David Chao. Mr. Nimetz is the chairman of our compensation committee. Mr. Nimetz and Mr. Chao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer is prohibited from attending any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our chief executive officer;

•	reviewing and recommending to the board the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Messrs. David Chao, Katsumasa Niki and Ruigang Li, and is chaired by Mr. Chao. Mr. Chao and Mr. Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause by a one-month prior written notice. An executive officer may terminate his or her employment with us by a one-month prior written notice for certain reasons, in which case the executive officer is entitled to the same severance benefits as in the situation of termination by us without cause.

Our executive officers have also agreed not to engage in any activities that compete with us, or to directly or indirect solicit the services of our employees, for a period of one year after termination of employment. Each executive officer has agreed to hold in strict confidence any confidential information or trade secrets of our company. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material corporate and business policies and procedures of our company.

D.                                    Employees

We had 1,104, 1,570 and 3,410 full-time employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees by function as of December 31, 2011:

Functional Area	Number of Employees	% of Total
Management and administration	295	8.7%
Sales and marketing	1,213	35.6%
Operations	397	11.6%
Research & development	1,505	44.1%
Total	3,410	100.0%

As of December 31, 2011, we had 2,310 employees located in Beijing, 257 employees located in Guangzhou and 843 employees located in other cities in China.

We have leveraged a combination of internal training, incentives and events, such as our “Geek Conference,” to develop a corporate culture focused on speed of innovation, research and development, and the pursuit of excellence. We provide stock options to our employees to align their interests more closely with those of our shareholders.  We consider our relationship with our employees to be good.

E.                                      Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (including Class A ordinary shares represented by our ADSs), as of April 20, 2012, by:

•       each of our directors and executive officers; and

•       each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,181,259,240 ordinary shares outstanding as of April 20, 2012.  Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%(1)	% of Voting Power(2)
Directors and Executive Officers:
Joseph Chen(3)	270,258,970	22.9%	56.0%
James Jian Liu(4)	31,365,110	2.7%	0.6%
Katsumasa Niki(5)	—	—	—
David K. Chao(6)	89,887,871	7.6%	1.9%
Matthew Nimetz(7)	*	*	*
Ruigang Li(8)	*	*	*
Hui Huang(9)	*	*	*
Alvin Chiang(9)	*	*	*
Chuan He(9)	*	*	*
Derek Boyang Shen(9)	*	*	*
All directors and executive officers as a group(10)	402,330,124	34.1%	58.7%

Principal Shareholders:
SB Pan Pacific Corporation and affiliate(11)	405,388,451	45.2%	33.6%
Joseph Chen(3)	270,258,970	22.9%	56.0%
DCM and affiliates(12)	87,929,871	7.4%	1.8%

*                 Less than 1% of our total outstanding ordinary shares.

(1)             For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of April 20, 2012.

(2)             For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power with respect to all of our Class A and Class B ordinary shares as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per share and each holder of Class A ordinary shares is entitled to one vote per share held by our shareholders on all matters submitted to them for a vote. Subject to certain exceptions, our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(3)             Represents 270,258,970 Class B ordinary shares held by Mr. Joseph Chen. See the two paragraphs following this table for more information on Class A and Class B ordinary shares.  The business address of Mr. Chen is 23/F, Jing An Center, 8 North Third Ring Road East, ChaoYang District, Beijing 100028, People’s Republic of China.

(4)             Represents 31,365,110 Class A ordinary shares held by Mr. James Jian Liu. The business address of Mr. Liu is 23F, Jing An Center, North Third Ring East Road, Chao Yang District, Beijing, 100028, People’s Republic of China.

(5)             The business address of Mr. Niki is c/o SOFTBANK CORP., 1-9-1 Higashi-shimbashi, Minato-ku, Tokyo, 105-7303, Japan.

(6)             Represents (i) 1,958,000 Class A ordinary shares held by Mr. David Chao and (ii) 87,929,871 Class A ordinary shares held by DCM and affiliates.  DCM Investment Management III, LLC is the general partner of DCM.  Mr. David Chao and Mr. Peter W. Moran are the managing members of DCM Investment Management III, LLC.  See note 12, below, for more information on the shares held by DCM and affiliates. The business address of Mr. Chao is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025.

(7)             The business address of Mr. Nimetz is Three Pickwick Plaza, Greenwich, Connecticut 06830.

(8)             The business address of Mr. Li is 298 Weihai Road, Shanghai, 200041, the People’s Republic of China.

(9)             The business address of this individual is 23/F, Jing An Center, 8 North Third Ring Road East, Beijing, 100028, the People’s Republic of China.

(10)        Certain directors and executive officers have been granted options pursuant to our 2006, 2008 and 2009 Equity Incentive Plans and our 2011 Share Incentive Plan. See “Item 6.B—Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”

(11)        The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G filed by SB Pan Pacific Corporation and SOFTBANK CORP. on February 14, 2012, and consists of 270,258,971 Class A ordinary shares and 135,129,480 Class B ordinary shares held by SB Pan Pacific

Corporation.  See the two paragraphs following this table for more information on Class A and Class B ordinary shares.  SB Pan Pacific Corporation is a corporation established under the laws of the Federated States of Micronesia, and is a wholly owned subsidiary of SOFTBANK CORP. SOFTBANK CORP. is a corporation established under the laws of Japan, and is a public company listed on the Tokyo Stock Exchange. On January 31, 2011, SOFTBANK CORP. transferred to SB Pan Pacific Corporation 2,582,200 series C preferred shares and 402,870,510 series D preferred shares, and, immediately prior to the completion of our initial public offering in May 2011, 135,129,480 of these series D preferred shares were converted into Class B ordinary shares on a one-to-one basis and the rest of the preferred shares held by SB Pan Pacific Corporation were converted into Class A ordinary shares on a one-to-one basis. The business address for SB Pan Pacific Corporation is P.O. Box 902, Kolonia, Pohnpei, FSM 96941, and the business address for SOFTBANK CORP. is 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan.

(12)        The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G filed by DCM (as defined below) and affiliates on February 13, 2012, and consists of (i) 81,768,285 Class A ordinary shares which are directly owned by DCM III, L.P. (“DCM III”), (ii) 2,166,501 Class A ordinary shares which are directly owned by DCM III-A, L.P. (“DCM III-A”) and (iii) 3,995,085 Class A ordinary shares which are directly owned by DCM Affiliates Fund III, L.P. (“Aff III”).  We refer to DCM III, DCM III-A and Aff III collectively as “DCM.”  DCM Investment Management III, LLC (“GP III”) is the general partner of DCM III, DCM III-A and Aff III and may be deemed to have sole power to vote and dispose these Class A ordinary shares respectively held by DCM III, DCM III-A and Aff III, and Mr. David Chao and Mr. Peter W. Moran, the managing members of GP III, may be deemed to have shared power to vote and dispose these Class A ordinary shares.  As set forth in note 6 above, Mr. Chao also owns 1,958,000 Class A ordinary shares. The business address of DCM is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in May 2011.  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.  See “Item 10.B—Additional Information—Memorandum and Articles of Association—Ordinary Shares” for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

To our knowledge, as of April 20, 2012, 440,847,459 Class A ordinary shares were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program, and 270,258,970 Class B ordinary shares were held by one record holder in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.  To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly.

For the options granted to our directors, officers and employees, please refer to “Item 6.B—Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”

Item 7.                Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to “Item 6.E.  Directors, Senior Management and Employees—Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with Our Consolidated Affiliated Entities

Please refer to “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

Private Placement

Prior to January 1, 2011, we issued preferred shares and warrants to investors who invested in our company through private placements, including series D convertible redeemable preferred shares and warrants to SOFTBANK CORP. As a result of the exercise of outstanding series D warrants by SOFTBANK CORP. in December 2010, in January 2011, we issued 15,107,644 series D preferred shares to SOFTBANK CORP. in a private placement for an aggregate consideration of US$198.1 million.  The preferred share amount in the preceding sentence does not give retroactive effect to the ten-for-one share split which became effective in March 2011.

At the time of SOFTBANK CORP.’s exercise of the series D warrants, one of the directors on our board of directors was an appointee of SOFTBANK CORP. as a result of SOFTBANK CORP. having become a shareholder of our company in 2008.  The price of the series D convertible redeemable preferred shares and warrants purchased by SOFTBANK CORP. was determined based on negotiations between us and the series D investors, including SOFTBANK CORP., and was approved by our board of directors.

Amounts Due From Certain Executive Officers

In October 2010, two executive officers of our company provided promissory notes in the aggregate amount of US$4.9 million to us as consideration for their purchase of 700,000 of our ordinary shares at US$7.01 per share. The promissory notes bore an interest rate of 5.6% and were due and payable at the earlier of termination of the executive officer’s employment with us or the first public filing of our registration statement. The loans were secured by the pledge of the purchased shares. The two executive officers paid the entire amount due under the promissory notes to us in April 2011.

In July 2010, seven executive officers and employees of our company provided promissory notes in the aggregate amount of US$17.2 million to us in connection with their early exercise of their respective share options. The loans bore an interest rate of 5.4% and were to be due and payable at the earlier of such executive officer’s termination of employment with us or the first public filing of our registration statement. The loans were secured by the pledge of the ordinary shares which were issued upon the early exercise of the share options. The seven executive officers paid the entire amount due under the promissory notes to us in April 2011.

In May 2006, we extended an unsecured loan to Mr. James Jian Liu, our executive director and chief operating officer, in the amount of US$60,000. The loan to Mr. Liu bore no interest and was to become due and payable at the earlier of the termination of his employment with us or the first public filing of our registration statement. Mr. Liu paid the entire amount due under the loan to us in April 2011.

See also “—Disposal of Mop.com and Gummy Inc.”

Disposal of Mop.com and Gummy Inc.

To focus on our SNS and social commerce services in China, in December 2010, we sold and transferred all of our equity interests in Mop.com, an internet community site in China, and Gummy Inc., a social games platform for the Japanese market, to Oak Pacific Holdings.

At the time of the sale of Mop.com and Gummy Inc., several of our shareholders, including Mr. Joseph Chen, our founder, chairman and chief executive officer, indicated their interest to purchase Mop.com and Gummy Inc. Oak Pacific Holdings was formed as a holding company to acquire all the equity interests in Mop.com and Gummy Inc. The initial shareholder of Oak Pacific Holdings was Mr. Chen, and all of our other shareholders were provided the opportunity to become shareholders of Oak Pacific Holdings through subscription. However, the formal documentation relating to the share subscription for Oak Pacific Holdings and its private financing had not been finalized at the time of the sale of Mop.com and Gummy Inc. As a result, we agreed to accept a promissory note from Oak Pacific Holdings as the consideration for the sale of Mop.com and Gummy Inc.

The aggregate consideration for the sale of Mop.com and Gummy Inc. was approximately US$18.1 million, which Oak Pacific Holdings paid in the form of a promissory note that bore no interest and was due and payable on June 30, 2011. The consideration was determined based on a valuation of the disposed operations with the assistance of an independent valuation firm, and was approved by all of our directors, including disinterested directors. Oak Pacific Holdings paid the entire amount due under the promissory note to us on April 14, 2011.

The three largest shareholders of Oak Pacific Holdings are Mr. Chen, James Jian Liu, our director and chief operating officer, and David Chao, our director, who collectively hold approximately 98.5% of Oak Pacific Holdings.

Each of Mop.com and Gummy Inc. has its own chief executive officer, management team and operations personnel. After we sold Mop.com and Gummy Inc. in December 2010, we have provided certain back office support services to them and the fees for such services are charged on a quarterly basis based on the fair market value of the services. Such fees are not material to our financial statements. See “Item 7.B—Major Shareholders and Related

Party Transactions—Related Party Transactions—Related Party Transactions with Oak Pacific Holdings and its Affiliates.” Mop.com has its own independent sales team that sells advertising services to similar customers as ours. Mop.com and Gummy Inc. have entered into non-competition agreements with us.

Related Party Transactions with Oak Pacific Holdings and its Affiliates

Following our disposal of Mop.com and Gummy Inc. in December 2010 to Oak Pacific Holdings, a company controlled by our chairman and chief executive officer, we have had certain transactions with affiliates of Oak Pacific Holdings, which are summarized below.  See “Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions—Disposal of Mop.com and Gummy Inc.” for more information on Oak Pacific Holdings.

Gummy Inc.

During 2011, we performed certain payment collection services to Gummy Inc., a subsidiary of Oak Pacific Holdings.  These services amounted to approximately US$44,000 in 2011.  As of December 31, 2011 Gummy Inc. owed our company approximately US$19,000 for these services, which was unsecured, non-interest bearing and payable on demand.

Beijing Qian Xiang Hu Lian Technology Development Co., Ltd.

During 2011, we performed certain payment collection services to Beijing Qian Xiang Hu Lian Technology Development Co., Ltd., or Hu Lian Technology, which is a subsidiary of Oak Pacific Holdings. These services amounted to US$0.3 million in 2011.  As of December 31, 2011, Hu Lian Technology owes our company US$78,000 for these services, which amount was unsecured, non-interest bearing and payable on demand.

During 2011 Hu Lian Technology performed approximately US$51,000 in certain internet services for our company.  These services included provisions of human resources and accounting services.  As of December 31, 2011, our company owed Hu Lian Technology US$51,000 for these services, which amount was unsecured, non-interest bearing and payable on demand.

Sinoway International Education Group Limited

Sinoway International Education Group Limited, or SIE, an affiliate company of Oak Pacific Holdings, placed advertising orders with us during 2011.  We charged SIE a total of US$0.7 million for these advertising services in 2011. As of December 31, 2011, SIE owed our company US$0.5 million, which amount was unsecured, non-interest bearing and payable in demand.

Beijing Wang Lu Technology Co., Ltd.

During 2011, we performed approximately US$47,000 in third party payment collection services for Beijing Wang Lu Technology Co., Ltd., a subsidiary of Oak Pacific Holdings.  The amounts were paid in full in December 2011.

Mapbar Technology Limited

In October 2011, we acquired a 35% equity interest in Mapbar Technology Limited, or Mapbar, and accounted for the investment using equity method as we are able to exercise significant influence over Mapbar.  During 2011, Mapbar performed approximately US$76,000 of location-based services for our company, all of which was fully paid in November, 2011.

Employment Agreement

Please refer to “Item 6.C—Directors, Senior Management and Employees—Board Practices—Employment Agreements.”

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.            Financial Information

A.                                    Consolidated Statements and Other Financial Information

See “Item 18.  Financial Statements.”

Legal Proceedings

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims and other matters. Internet media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights and other allegations based on the content available on their website or services they provide. See “Item 3.D—Risk Factors—Risks Relating to Our Business and Our Industry—We have been and may continue to be exposed to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to website users, which could materially and adversely affect our business and results of operations.” Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow.

Regardless of the outcome, however, any litigation can have an adverse impact on us because of defense costs, diversion of management’s attention and other factors.

Dividend Policy

We have not paid in the past any cash dividends on our ordinary shares, and we do not have any present plan to pay in the foreseeable future any cash dividends on our ordinary shares.  We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As we are a holding company, we rely, in part, on dividends paid to us by our PRC subsidiary for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC laws and regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until such reserve funds reach 50% of their registered capital. At the discretion of our PRC subsidiary, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves may not be distributed as cash dividends. Further, if our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.  See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

Our board of directors has complete discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, they will be paid in accordance with Cayman Islands law, which provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that in the case of our share premium account, no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law (2011 Revision) of the Cayman Islands prevents us from offering our shares or securities to individuals within the Cayman Islands, which may limit our ability to distribute a dividend comprised of our shares or other securities. We will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in our registration statement on Form F-1 (File No. 333-173548), as amended, initially filed with the SEC on April 15, 2011. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.             The Offer and Listing

A.                                    Offering and Listing Details

See “—C. Markets”

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing three Class A ordinary shares, have been listed on the New York Stock Exchange since May 4, 2011 and trade under the symbol “RENN.”  The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.  The last reported closing price for our ADSs on April 26, 2012 was US$6.41 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2011(from May 4, 2011)	24.00	3.21
Quarterly Highs and Lows
Second Fiscal Quarter of 2011 (from May 4, 2011)	24.00	6.13
Third Fiscal Quarter of 2011	11.99	4.96
Fourth Fiscal Quarter of 2011	7.34	3.21
First Fiscal Quarter of 2012	6.80	3.39
Monthly Highs and Lows
October 2011	7.34	4.50
November 2011	6.64	3.38
December 2011	3.89	3.21
January 2012	6.68	3.39
February 2012	6.80	3.39
March 2012	5.51	4.92
April 2012 (through April 26, 2012)	7.87	5.32

D.                                    Selling Shareholders

Not applicable.

E.                                      Dilution

Not applicable.

F.                                      Expenses of the Issue

Not applicable.

Item 10.                 Additional Information

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, and the Companies Law (2011 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. As set forth in article 3 of our memorandum of association, the objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2011 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Composition of Board of Directors” and “Item 6.C. Directors, Senior Management and Employees—Board Practices—Terms of Directors and Executive Officers.”

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law. The Companies Law provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that in the case of our share premium account, no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law prevents us from offering our shares or securities to individuals within the Cayman Islands which may limit our ability to distribute a dividend comprised of our shares or other securities.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. All Class B ordinary shares beneficially owned by a holder and such holder’s affiliates will automatically convert into the same number of Class A ordinary shares if the holder and its affiliates collectively own less than 50% of the total shares held by them immediately upon the completion of our initial public offering in May 2011. In addition, upon any transfer of Class B ordinary shares by a holder to any person or entity which is not over 50% owned by, or is not a direct family member of, the original holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. Furthermore, if a holder of the Class B ordinary shares transfers Class B ordinary shares to any entities in which the original holder owns over 50% but less than 100%, the number of Class B ordinary shares equal to the product of (X) the total number of Class B ordinary shares so transferred; and (Y) the difference between 100% and the percentage of ownership held by the original holder in the transferee shall be automatically and immediately converted into an equal number of Class A ordinary share.

Voting Rights. In respect of matters requiring shareholders’ votes, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. In addition, the following matters are subject to the approval by the holders representing a majority of the aggregate voting power of our company, the holders of a majority of total outstanding Class A ordinary shares and, for as long as SB Pan Pacific Corporation and its affiliates collectively own no less than 50% of the total shares held by them immediately upon the completion of our initial public offering, the approval of SB Pan Pacific Corporation: (i) a change of control event, and (ii) election of director(s) to the board at an annual general meeting. In addition, for as long as SB Pan Pacific Corporation and its affiliates collectively own no less than 50% of the total shares held by them immediately upon the completion of our initial public offering, we need to obtain SB Pan Pacific Corporation’s approval for the following matters: (i) issuance of ordinary shares, or of securities convertible into or exercisable for ordinary shares, in the aggregate in excess of 10% of the number of all ordinary shares outstanding immediately prior to the issuance of such shares or securities on an as-converted basis in any 12-month period, (ii) acquisition of major assets or business for consideration exceeding 10% of our company market capitalization; (iii) disposals of our material assets with a value exceeding 5% of our company’s market capitalization; or (iv) any amendment to our amended and restated memorandum and articles of association that specifically adversely affects the rights of SB Pan Pacific Corporation. In addition, for as long as SB Pan Pacific Corporation and its affiliates collectively own no less than 50% of the total shares held by them immediately upon the completion of our initial public offering, SB Pan Pacific Corporation and its affiliates will have the right to collectively appoint one director and the exclusive right to remove such director.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative holding not less than an aggregate of one-third of all voting power of the shares in issue. Shareholders’ meetings are held annually and may be convened by any one of our directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting power of our share capital. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as an amendment to our amended and restated memorandum and articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and canceling any shares.

Transfer of Shares. Subject to the restrictions of our amended and restated memorandum and articles of association, which allows our directors to decline to register a transfer of any share which is not fully paid or on which we have a lien and to decline to recognize an instrument of transfer should it fail to comply with the form prescribed by our board or our transfer agent, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board, and we will take all steps necessary to ensure that the transferee is entered on the register of members in order for the transfer to be effective. We understand that no further approval by any authority in the Cayman Islands will be required in order for the transfer of shares to be effective.

Liquidation. On a liquidation winding up, distribution or payment shall be made to the holders of ordinary shares. Considerations received by each Class B ordinary share and Class A ordinary share should be the same in any liquidation event. Assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionally.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. The provisions of the Companies Law, in summary, provides that provided our amended and restated articles of association permit it, we may issue shares which are to be redeemed or are liable to be redeemed at the option of our directors or a shareholder. In addition, the Companies Law allows us to purchase our own share, including any redeemable shares. Shares to be purchased or redeemed must be fully paid and there must remain at least one shareholder of the company holding shares. Share re-purchases or redemptions may be funded out of profits, capital or share premium, but to the extent funds other than profits are used, it is statutorily required that we be able to pay our debts as they fall due in our ordinary course of business following such a purchase or redemption. Subject to these provisions, our amended and restated articles of association allow us to issue shares on terms that are subject to either re-purchase by us or redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of our amended and restated articles of association, be varied either with the written consent of the holders of a 75% of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records, with the exception that, pursuant to statutory requirements, any of our creditors or shareholder may inspect our register of mortgages and charges, which includes details of any mortgage and change over our assets. We will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                  establish advance notice requirements for nominating board of directors nominees or for proposing matters that can be acted on by shareholders at annual shareholder meetings.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they honestly believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.                                    Material Contracts

For the two years immediately preceding the date of this annual report, we have not entered into any material contracts, other than in the ordinary course of business or those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

The Cayman Islands currently has no exchange control restrictions.  See also “Item 4.B—Information on the Company—Business Overview—Regulation—Regulations on Foreign Exchange.”

E.                                      Taxation

The following discussion of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our Class A ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change.  This discussion does not deal with all possible tax consequences relating to an investment in the Class A ordinary shares or ADSs, such as the tax consequences under U.S. state, local and other tax laws.  To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder, our Cayman Islands counsel, and to the extent it relates to PRC tax law, it is the opinion of TransAsia Lawyers, our PRC counsel.

Cayman Islands Taxation

We are an exempted company incorporated in the Cayman Islands.  The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands, which holds 100% of our equity interests in our PRC subsidiary indirectly through CIAC and Wole Inc. Our business operations are principally conducted through our PRC subsidiary. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%.  Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

The implementation rules of the New EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains recognized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the New EIT Law, which would have a material adverse effect on our results of operations.”

Material United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquire our ADSs or ordinary shares and hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any United States federal estate, gift or alternative minimum tax consequences or any non-United States, state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.

Our company is a corporation organized under the laws of the Cayman Islands. As such, our company believes that it is properly classified as a non-United States corporation for United States federal income tax purposes. Under certain provisions of the Code and regulations, however, if pursuant to a plan (or a series of related transactions), a non-United States corporation such as our company acquires substantially all of the assets of a United States corporation, and after the acquisition 80% or more of the stock (by vote or value) of the non-United States corporation (excluding stock issued in a public offering related to the acquisition) is owned by former shareholders of the United States corporation by reason of their ownership of the United States corporation, the non-United States corporation will be considered a United States corporation for United States federal income tax purposes. Based on our analysis of the facts related to our corporate restructuring in 2005 and 2006, we do not believe that we should be treated as a United States corporation for United States federal income tax purposes. However, as there is no direct authority on how the relevant rules of the Code might apply to us, our company’s conclusion is not free from doubt. Therefore, our conclusion may be challenged by the United States tax authorities and a finding that we owe additional United States taxes could substantially reduce the value of your investment in our company. You are urged to consult your tax advisor concerning the income tax consequences of purchasing, holding or disposing of ADSs or ordinary shares if we were to be treated as a United States domestic corporation for United States federal income tax purposes. The remainder of this discussion assumes that our company is treated as a non-United States corporation for United States federal income tax purposes.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms thereof.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s unbooked intangibles are taken into account. Passive income is any income that would be foreign personal holding company income under the Code, including dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Qianxiang Tiancheng and Qianjun Technology as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the above entities for the United States federal income tax purposes, we would likely be treated as a PFIC for our current any subsequent taxable year.

Assuming that we are the owner of Qianxiang Tiancheng and Qianjun Technology for United States federal income tax purposes, we primarily operate as a provider of real name social networking services and other internet services. Based on our current income and assets and projections as to the value of our ADSs and outstanding ordinary shares, it is possible that fluctuations in the market price of our ADSs or ordinary shares may cause us to be a PFIC for 2012 or subsequent taxable years. The composition of our income and our assets will also be affected by (i) future growth in activities that may potentially produce passive income, and (ii) how, and how quickly, we spend our liquid assets and the cash raised from our initial public offering in May 2011. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being classified as a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income, and the value of our tangible and intangible assets from time to time, no assurance can be given that we are not or will not become classified as a PFIC.

If we are classified as a PFIC, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election or “deemed dividend” election with respect to the ADSs or ordinary shares. If you make a deemed sale election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as of the last day of the last year during which we were a PFIC (the “termination date”). If you make a “deemed dividend” election, you will be required to include in income as a deemed dividend your pro-rata share of our earnings and profits accumulated during any portion of your holding period ending at the close of the termination date and attributable to the ADSs or ordinary shares held on the termination date. Any gain from such deemed sale or any income from such deemed dividend would be subject to the consequences described below under “—Passive Foreign Investment Company Rules.” You are urged to consult your tax adviser regarding our possible status as a PFIC as well as the benefit of making an actual or protective deemed dividend election or deemed sale election.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate U.S. Holder that is the recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and our ADSs are readily tradable. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. Dividends received on our ADSs or ordinary shares will not be eligible for the dividend received deduction allowed to corporations.

In the event that we are deemed to be a PRC resident enterprise under the PRC New EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In such case, we may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Capital gains of non-corporate U.S. Holders derived from capital assets held for more than one year are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules the:

•                  excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

•                  amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year; and

•                  interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that our ADSs remain listed on the NYSE and are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares through the use of a “deemed sale” or “deemed dividend” election, as discussed above under “—Passive Foreign Investment Company Considerations.”

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the IRS and possible United States backup withholding currently at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and recently promulgated temporary regulations thereunder, individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

F.                                      Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                    Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-173548), as amended, including the prospectus contained therein, to register our Class A ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-173515) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, N.A, the depositary of our ADSs, all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We will file our annual report on Form 20-F, including our audited financial statements, with the SEC.  Our annual report on Form 20-F can be accessed on the SEC’s website as well the investor relations section of our website. Investors may request a hard copy of our annual report, free of charge, by contacting us.

I.                                         Subsidiary Information

Not applicable.

Item 11.         Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We had gains of US$1.7 million and US$3.8 million on dual currency deposit in 2009 and 2010, respectively, which primarily related to dual currency deposits in U.S. dollars and Japanese yen and reflected the changes in the relative exchange rates between these currencies.  We had a gain of US$2.0 million on dual currency deposit in 2011, which primarily related to conversion into U.S. dollar of the Japanese yen equivalent of US$198.0 million, which we received upon SOFTBANK CORP.’s exercise in full of all of their remaining warrants to purchase series D preferred shares.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. Although our exposure to foreign exchange risks is generally limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while our ADSs are traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

To the extent that we need to convert U.S. dollars, including U.S. dollars we received from our initial public offering, into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. As of December 31, 2011, we had RMB denominated cash balances of US$35.7 million and U.S. dollar-denominated cash balances of US$249 million. Assuming we had converted the U.S. dollar-denominated cash balance of US$249 million as of December 31, 2011 into RMB at the exchange rate of US$1.00 for RMB6.3009, the exchange rate set forth in the H.10 statistical release of the Board of Governors of Federal Reserve Bank on December 30, 2010, this cash balance would have been RMB1,566 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB15.7 million as of December 31, 2011.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2009, 2010 and 2011 were increases of 1.9%, 4.6% and 4.1%, respectively.  Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Item 12.         Description of Securities Other than Equity Securities

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Citibank, N.A., is the depositary of our ADS program.  Set forth below is a summary of fees holders of our ADSs may be required to pay for various services the depositary may provide:

Service	Fee
Issuance of ADSs	Up to $0.05 per ADS issued
Cancellation of ADSs	Up to $0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to $0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per ADS held
Depositary services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary
Transfer of ADRs	$ 1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•                  fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares);

•                  expenses incurred for converting foreign currency into U.S. dollars;

•                  expenses for cable, telex and fax transmissions and for delivery of securities;

•                  taxes and duties upon the transfer of securities (i.e., when Class A ordinary shares are deposited or withdrawn from deposit); and

•                  fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (such as stock dividends and rights distributions), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

The fees and charges ADS holders may be required to pay may vary over time and may be changed by us and by the depositary. ADS holders will receive prior notice of such changes.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.  In 2011, we received approximately $1.5 million, net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-173548 ) (the “F-1 Registration Statement”) in relation to (i) our initial public offering of 42,898,711 ADSs representing 128,696,133 Class A ordinary shares, and the underwriters’ full exercise of their option to purchase from us an additional 7,965,000 ADSs representing 23,895,000 Class A ordinary shares, at an initial offering price of US$14.00 per ADS, and (ii) an aggregate of 23,571,426 Class A ordinary shares which we sold in a private placement (the “concurrent private placement”) at a price of US$4.67 per Class A ordinary share to a group of unrelated third party investors consisting of entities affiliated with Alibaba Group, China Media Capital and CITIC Securities concurrently with, and subject to, the completion of our initial public offering.  Our initial public offering and the concurrent private placement closed in May 2011.  Morgan Stanley & Co. International plc, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC were the representatives of the underwriters for our initial public offering.

In addition to the ADSs sold by us in our initial public offering, certain selling shareholders sold an aggregate of 10,201,289 ADSs representing 30,603,867 Class A ordinary shares at a price of US$14.00 per ADS.  For more information, see the section headed “Principal and Selling Shareholders” in the F-1 Registration Statement. We did not receive any proceeds from the sale of the selling shareholders’ ADSs.

The F-1 Registration Statement was declared effective by the SEC on May 4, 2011. For the period from the effective date of the F-1 Registration Statement to December 31, 2011, the total expenses incurred for our company’s account in connection with our initial public offering and concurrent private placement was approximately US$49.0 million, which included US$42.7 million in underwriting discounts and commissions for the initial public offering, a placement fee of US$900,000 paid to Credit Suisse Securities (USA) LLC in regards to the purchase from us of Class A ordinary shares by Alibaba Group Treasury Limited in the concurrent private placement, and approximately US$5.4 million in other costs and expenses for our initial public offering and the concurrent private placement. We received net proceeds of approximately US$777 million from our initial public offering and the concurrent private placement.  None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the effective date of the F-1 Registration Statement to December 31, 2011, we used US$79.6 million in the acquisition of 56.com, US$26.6 million for a long-term investment in Mapbar Technology Limited and US$20.0 million for a long-term investment in Japan Macro Opportunities Offshore Partners, LP.

Item 15.         Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based upon that evaluation, our senior management has concluded that, as of December 31, 2011, our disclosure controls and procedures were ineffective because of the material weakness and significant deficiency that existed in our internal control over financial reporting described below in “Changes in Internal Control over Financial Reporting.”

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities Exchange Commission’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2012, if certain conditions are met.

In connection with the preparation of our 2010 consolidated financial statements included in this annual report, we identified one material weakness and one significant deficiency. The material weakness identified related to insufficient accounting personnel with appropriate U.S. GAAP knowledge. The significant deficiency identified was our not having a formal policy for investment of our surplus cash and the management of our treasury functions.

Since the beginning of 2011, we have started to take a number of steps to improve our internal control over financial reporting and to address the material weakness, including:

•                  we are in the process to implement regular and continuous U.S. GAAP accounting and SEC financial reporting training programs for our existing accounting and reporting personnel, including both junior and senior personnel;

•                  we have commenced efforts to recruit additional qualified accounting personnel, with relevant experience in U.S. GAAP accounting and reporting and auditing, to be responsible for SEC and U.S. GAAP reporting; and

•                  we have subscribed to a U.S. GAAP accounting and SEC reporting services tool from an external service provider.

In connection with the preparation of our consolidated financial statements included in this annual report, we concluded that, as of December 31, 2011, the previously identified and disclosed material weakness and significant deficiency still existed and that the material weakness had expanded to include insufficient financial reporting personnel with appropriate SEC financial reporting knowledge.

We intend to remediate the material weakness and significant deficiency before December 31, 2012, but we can give no assurance that we will be able to do so. Designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. The remedial measures that we have taken and intend to take may not fully address the material weakness and significant deficiency that we have identified, and material weaknesses and significant deficiencies in our internal control over financial reporting may be identified in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

See “Risk Factors—Risks Relating to Our Business—In the course of preparing our consolidated financial statements, one material weakness and one significant deficiency in our internal control over financial reporting were identified. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.”

Limitations on the Effectiveness of Controls

Management, including our chief executive officer and our chief financial officer, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent or detect all errors and all fraud. A control system cannot provide absolute assurance due to its inherent limitations; it is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. A control system also can be circumvented by collusion or improper management override. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of such limitations, disclosure controls and procedures and internal control over financial reporting cannot prevent or detect all misstatements, whether unintentional errors or fraud. However, these inherent limitations are known features of the financial reporting process, therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Item 16.         Reserved

Item 16A.      Audit Committee Financial Expert

Our board of directors has determined that Mr. David Chao, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act), qualifies as an “audit committee financial expert.”

Item 16B.      Code of Ethics

Our board has adopted a code of business conduct and ethics that provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.  We have posted a copy of our code of business conduct and ethics on our website at http://www.renren-inc.com.

Item 16C.      Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated.

	For the Year Ended December 31,
	2010	2011
	(In thousands of US$)
Audit fees (1)	320.0	735.1
Audit-related fees (2)	—	534.4
Tax fees(3)	239.5	23.1
All other fees(4)	—	93.0

(1)                  “Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.

(2)                  “Audit-related fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the review of our interim consolidated financial statements not required for statutory or regulatory filings.

(3)                  “Tax fees” means the aggregate fees billed or payable for tax compliance services, transfer pricing and requests for rulings or technical advice from taxing authorities and tax planning services.

(4)                  “All other fees” means the aggregate fees billed for all other services provided by Deloitte, other than those services covered in footnotes (1) to (3) above.

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D.      Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 29, 2011, our board of directors authorized a share repurchase program, whereby our company may repurchase of up to US$150.0 million of our ADSs during the period from September 29, 2011 through September 28, 2012.  The share repurchase program was publicly announced on September 29, 2011.  The following table sets forth some additional information about our repurchases made under this program as of the date of this annual report.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (US$)
Month #1
(September 29, 2011 — October 28, 2011)	103,203	$4.84	103,203	$149,499,993
Month #2
(October 29, 2011 — November 28, 2011)	311,360	$4.87	311,360	$147,999,993
Month #3
(November 29, 2011 — December 28, 2011)	3,303,365	$4.55	3,303,36	$132,954,161
Month #4
(December 29, 2011 — January 28, 2012)	4,220,738	$3.56	4,220,738	$117,922,034
Month #5
(January 29, 2012 — February 27, 2012)	—	N/A	—	—
Month #6
(February 28, 2012 — March 28, 2012)	—	N/A	—	—
Month #7
(March 29, 2012 — April 28, 2012)	—	N/A	—	—
Total	7,938,666	$4.04	7,938,666	$117,922,034

In addition, during the course of the administration of our equity incentive plans, we have, from time to time, canceled or repurchased restricted shares or other securities held by employees or other participants of our equity incentive plans.

Item 16F.       Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.      Corporate Governance

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the New York Stock Exchange corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our amended and restated memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. In addition, under NYSE listing standards, listed companies are required to hold an annual shareholders’ meeting during each fiscal year. Under Cayman law, the Company is not obliged to hold an annual general meeting of shareholders.

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

Item 16H.      Mine Safety Disclosure

Not applicable.

PART III

Item 17.         Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.         Financial Statements

The consolidated financial statements of Renren Inc. and its subsidiaries and consolidated affiliated entities are included at the end of this annual report.

Item 19.         Exhibits

Exhibit Number	Description of Document

1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

2.1

Specimen American depositary receipt of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

2.2

Specimen Class A ordinary share certificate of the Registrant (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

2.3

Deposit Agreement, dated as of May 4, 2011, by and among the Registrant, Citibank, N.A., as depositary, and the holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-177366), filed with the SEC on October 18, 2011)

2.4

Amended and Restated Investors’ Rights Agreement between the Registrant and other parties therein, dated as of April 4, 2008, as amended (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

2.5

Form of Registration Rights Agreement between the Registrant and other parties therein (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.1	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.2	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.3	2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.4	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.5

Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

Exhibit Number	Description of Document
4.6

Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.7

Business Operations Agreement, dated as of December 23, 2010, among Qianxiang Shiji, Qianxiang Tiancheng and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.8

Amended and Restated Equity Option Agreements, dated as of December 23, 2010, among Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.9

Amended and Restated Equity Interest Pledge Agreements, dated as of December 23, 2010, among Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.10

Power of Attorney, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.11

Spousal Consents, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.12

Amended and Restated Loan Agreements, dated as of December 23, 2010, among Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.13

Amended and Restated Exclusive Technical Service Agreement, dated as of December 23, 2010, among Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.14

Amended and Restated Intellectual Property Right License Agreement, dated as of December 23, 2010, among Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.15

Share Purchase Agreement, dated as of December 30, 2010, among Renren Inc. and Oak Pacific Holdings (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.16

Series D Securities Purchase Agreement between the Registrant and SOFTBANK CORP. dated as of April 4, 2008 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.17

First Amendment to the Series D Securities Purchase Agreement between the Registrant and SOFTBANK CORP. dated as of July 2, 2009 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.18

Amended and Restated Series D Preferred Share Purchase Warrant (2009) between the Registrant and SOFTBANK CORP. dated as of July 2, 2009 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.19

Second Amended and Restated Series D Preferred Share Purchase Warrant (2010) between the Registrant and SOFTBANK CORP. dated as of December 2010 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

Exhibit Number	Description of Document
4.20

Form of Subscription Agreement, dated as of April 15, 2011, among the Registrant and the parties named therein (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.21*	Merger Agreement, dated September 27, 2011, by and among the Registrant, Sheng Jian Bao Limited, Wole Inc. and Shareholder Representative Services LLC

4.22*	Amended and Restated Loan Agreement, dated October 26, 2011, between Beijing Wole Technology Co., Ltd. and Liang Sheng

4.23*	Amended and Restated Loan Agreement, dated October 26, 2011, between Beijing Wole Technology Co., Ltd. and Zhou Juan

4.24*	Business Operations Agreement, dated October 26, 2011, among Beijing Wole Technology Co., Ltd., Guangzhou Qianjun Technology Co., Ltd., Zhou Juan and Liang Sheng

4.25*	Power of Attorney, dated October 26, 2011, by Liang Sheng

4.26*	Power of Attorney, dated October 26, 2011, by Zhou Juan

4.27*	Spousal Consent issued by Liang Jun, as the lawful spouse of Zhou Juan, and Chen Yusi, as the lawful spouse of Liang Sheng, both dated October 26, 2011

4.28*	Amended and Restated Exclusive Technical Service Agreement, dated October 26, 2011, between Beijing Wole Technology Co., Ltd. and Guangzhou Qianjun Technology Co., Ltd.

4.29*	Amended and Restated Intellectual Property Right License Agreement, dated October 26, 2011, between Beijing Wole Technology Co., Ltd. and Guangzhou Qianjun Technology Co., Ltd.

4.30*	Amended and Restated Equity Interest Pledge Agreement, dated October 26, 2011, between Beijing Wole Technology Co., Ltd. and Liang Sheng

4.31*	Amended and Restated Equity Interest Pledge Agreement, dated October 26, 2011, between Beijing Wole Technology Co., Ltd. and Zhou Juan

8.1*	Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu, CPA Ltd.

15.2*	Consent of TransAsia Lawyers

15.3*	Consent of Maples and Calder

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith.

**          Furnished herewith.

***   XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Renren Inc.

By:		/s/ Joseph Chen
	Name:	Joseph Chen
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 27, 2012

RENREN INC.

Report and Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011

RENREN INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RENREN INC.

We have audited the accompanying consolidated balance sheets of Renren Inc., and its subsidiaries and variable interest entities (collectively the “Group”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity (deficit) and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 27, 2012

RENREN INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2010	2011
ASSETS

Current assets:
Cash and cash equivalents	$136,063	$284,643
Term deposit	—	702,680
Short-term investments	62,318	53,393
Accounts receivable (net of allowances of $233 and $224 as of December 31, 2010 and 2011, respectively)	12,815	14,911
Prepaid expenses and other current assets	7,274	59,389
Amounts due from related parties	218,456	573
Deferred tax assets-current	593	1,381

Total current assets	437,519	1,116,970

Equipment, net	11,307	22,301
Intangible assets, net	2,747	28,086
Goodwill	4,420	58,998
Long-term investments	—	50,300
Deferred tax assets-noncurrent	481	—
Other non-current assets	—	1,353

TOTAL ASSETS	$456,474	$1,278,008

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY (DEFICIT)

Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Renren Inc. of $6,441 and $19,522 as of December 31, 2010 and 2011, respectively)	$6,443	$20,381
Accrued expenses and other payables (including accrued expenses and other payables of the consolidated VIEs without recourse to Renren Inc. of $12,770 and $24,999 as of December 31, 2010 and 2011, respectively)	14,408	31,108
Amount due to a related party	—	51
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Renren Inc. of $4,476 and $6,632 as of December 31, 2010 and 2011, respectively)	4,476	7,441
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Renren Inc. of $34 and $1,506 as of December 31, 2010 and 2011, respectively)	64	1,506

Total current liabilities	25,391	60,487

Deferred tax liabilities-noncurrent	516	6,976

TOTAL LIABILITIES	$25,907	$67,463

RENREN INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2010	2011
Commitments (Note 27)

Series C convertible redeemable preferred shares ($0.001 par value; 215,959,520 shares authorized, and issuance price $0.223 per share; 128,048,440 and nil shares issued and outstanding as of December 31, 2010 and 2011, respectively, liquidation value of $26,713, as of December 31, 2010)	$28,520	$—
Series D convertible redeemable preferred shares ($0.001 par value; 434,204,890 shares authorized, redemption and issuance price $0.993 per share; 434,204,890 and nil shares issued and outstanding as of December 31, 2010and 2011, respectively, liquidation value of $403,854, as of December 31, 2010)	571,439	—

Shareholders’ Equity (Deficit):
Series A convertible preferred shares ($0.001 par value; 100,000,000 shares authorized; 85,100,000 and nil shares issued and outstanding as of December 31, 2010 and 2011, respectively, liquidation value $85 as of December 31, 2010)	85	—
Series B convertible preferred shares ($0.001 par value; 100,000,000 shares authorized; 81,501,540 and nil shares issued and outstanding as of December 31, 2010 and 2011, respectively, liquidation value $82 as of December 31, 2010)	82	—
Ordinary shares ($0.001 par value; 2,000,000,000 shares authorized; 211,383,000 and nil shares issued and outstanding as of December 31, 2010 and 2011, respectively)	211	—
Class A ordinary shares, US$0.001 par value, 3,000,000,000 shares authorized, nil and 770,912,350 shares issued and outstanding as of December 2010 and 2011, respectively	—	771
Class B ordinary shares, US$0.001 par value, 500,000,000 shares authorized, nil and 398,763,450 shares issued and outstanding as of December 2010 and 2011, respectively	—	399
Treasury stock, at cost (nil and 18,267,684 shares as of December 31, 2010 and 2011, respectively)	—	(25,597)
Additional paid in capital	9,470	1,407,059
Subscription receivable	(4,909)	—
Statutory reserves	2,595	3,507
Accumulated deficit	(223,572)	(183,228)
Accumulated other comprehensive income	46,646	7,334

Total shareholders’ equity (deficit)	(169,392)	1,210,245

Non-controlling interests	—	300

Total equity (deficit)	(169,392)	1,210,545

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY (DEFICIT)	$456,474	$1,278,008

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2009	2010	2011

Net revenues	$46,684	$76,535	$117,967
Cost of revenues	10,379	16,624	26,233

Gross profit	36,305	59,911	91,734

Operating expenses:
Selling and marketing	19,375	20,281	62,050
Research and development	12,937	23,699	40,310
General and administrative	6,510	7,511	17,215
Impairment of intangible assets	211	739	2,351

Total operating expenses	39,033	52,230	121,926

Gain (loss) from operations	(2,728)	7,681	(30,192)
Other income	—	—	2,340
Change in fair value of warrants	(68,184)	(74,364)	—
Exchange gain on dual currency deposit and offshore bank accounts	1,673	3,781	7,753
Interest income	288	335	9,619
Realized gain on available-for-sale investments	755	—	50,911
Gain on disposal of cost method investment	—	40	—
Impairment of cost method investment	—	—	(79)

Income (loss) before provision for income tax and earnings (loss) in equity method investment, net of income taxes	(68,196)	(62,527)	40,352
Income tax benefit (expenses)	31	1,332	(668)

Income (loss) before loss in equity method investment, net of income taxes	(68,165)	(61,195)	39,684
Earnings (loss) in equity method investment, net of income taxes	(102)	—	1,320

Income (loss) from continuing operations	(68,267)	(61,195)	41,004
Discontinued operations:
Loss from operation of discontinued operations, net of tax	(2,481)	(4,301)	—
Gain on disposal of discontinued operations, net of tax	633	1,341	—

Loss on discontinued operations, net of tax	(1,848)	(2,960)	—

Net income (loss)	(70,115)	(64,155)	41,004
Add: Net loss attributable to the noncontrolling interest, net of tax $nil	—	—	252

Net income (loss) attributable to Renren Inc.	$(70,115)	$(64,155)	$41,256

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2009	2010	2011

Net income (loss) per share:
Net income (loss) from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.34)	$(0.30)	$0.05
Diluted	$(0.34)	$(0.30)	$0.05

Net income (loss) from discontinued operations attributable to Renren Inc. shareholders
Basic	$(0.01)	$(0.01)	$—
Diluted	$(0.01)	$(0.01)	$—

Net loss attributable to Renren Inc. shareholders:
Basic	$(0.35)	$(0.31)	$0.05
Diluted	$(0.35)	$(0.31)	$0.05

Weighted average number of shares used in calculating net income (loss) per share
Basic	250,730,367	244,613,530	850,670,583
Diluted	250,730,367	244,613,530	901,340,381

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

(In thousands of US dollars, except share data and per share data, or otherwise noted)

									Accumulated			Total			Total
	Series A convertible		Series B convertible				Additional		other			Renren	Non-		comprehensive
	preferred shares		preferred shares		Ordinary shares		paid-in	Subscription	comprehensive	Statutory	Accumulated	Inc.’s	controlling	Total	income (loss)
	Shares	Amount	Shares	Amount	Shares	Amount	capital	receivable	income	reserves	deficit	deficit	interest	equity	for the year

Balances at January 1, 2009	100,000,000	$100	92,558,680	$93	249,058,340	$249	$—	$—	$6,898	$—	$(19,741)	$(12,401)	$—	$(12,401)
Issuance of ordinary shares	—	—	—	—	214,300	—	11	—	—	—	—	11	—	11
Exercise of option	—	—	—	—	1,500,000	2	268	—	—	—	—	270	—	270
Share-based compensation	—	—	—	—	—	—	2,256	—	—	—	—	2,256	—	2,256
Repurchase of Series A and B shares	(3,500,000)	(3)	(1,457,140)	(2)	—	—	(58)	—	—	—	(2,911)	(2,974)	—	(2,974)
Excess of repurchase consideration paid over the carrying amount of Series C shares (Note 17)	—	—	—	—	—	—	(2,477)	—	—	—	(10,968)	(13,445)	—	(13,445)
Unrealized gain on available-for-sale investments, net of tax effect of nil	—	—	—	—	—	—	—	—	12,687	—	—	12,687	—	12,687	$12,687
Transfer to statement of operations of realized gain on available-for-sale investment, net of tax effect of nil	—	—	—	—	—	—	—	—	(755)	—	—	(755)	—	(755)	(755)
Provision of statutory reserves	—	—	—	—	—	—	—	—	—	2,595	(2,595)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(36)	—	—	(36)	—	(36)	(36)
Net loss	—	—	—	—	—	—	—	—	—	—	(70,115)	(70,115)	—	(70,115)	(70,115)

Balances at December 31, 2009	96,500,000	$97	91,101,540	$91	250,772,640	$251	$—	$—	$18,794	$2,595	$(106,330)	$(84,502)	$—	$(84,502)	$(58,219)

Issuance of ordinary shares	—	—	—	—	10,000,000	10	7,003	(4,909)	—	—	—	2,104	—	2,104
Exercise of option	—	—	—	—	11,058,330	11	1,555	—	—	—	—	1,566	—	1,566
Share-based compensation	—	—	—	—	—	—	2,798	—	—			2,798	—	2,798
Repurchase of ordinary shares	—	—	—	—	(60,447,970)	(61)	(1,531)	—	—	—	(40,863)	(42,455)	—	(42,455)
Repurchase of Series A shares	(11,400,000)	(12)	—	—	—	—	(28)	—	—	—	(6,800)	(6,840)	—	(6,840)
Repurchase of Series B shares	—	—	(9,600,000)	(9)	—	—	(327)	—	—	—	(5,424)	(5,760)	—	(5,760)
Unrealized gain on available-for-sale investments, net of tax effect of nil	—	—	—	—	—	—	—	—	27,539	—	—	27,539	—	27,539	$27,539
Provision of statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	313	—	—	313	—	313	313
Net loss	—	—	—	—	—	—	—	—	—	—	(64,155)	(64,155)	—	(64,155)	(64,155)

Balances at December 31, 2010	85,100,000	$85	81,501,540	$82	211,383,000	$211	$9,470	$(4,909)	$46,646	$2,595	$(223,572)	$(169,392)	$—	$(169,392)	$(36,303)

RENREN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS) - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

															Accumulated			Total			Total
	Series A convertible		Series B convertible				Class A		Class B				Additional		other			Renren	Non-		comprehensive
	preferred shares		preferred shares		Ordinary shares		Ordinary shares		Ordinary shares		Treasury shares		paid-in	Subscription	comprehensive	Statutory	Accumulated	Inc.’s	controlling	Total	income (loss)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	receivable	income	reserves	deficit	deficit	interest	Equity	for the year

Balance as January 1, 2011	85,100,000	$85	81,501,540	$82	211,383,000	$211	—	$—	—	$—	—	$—	$9,470	$(4,909)	$46,646	$2,595	$(223,572)	$(169,392)	$—	$(169,392)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	5,523	—	—	—	—	5,523	—	5,523
Unrealized loss on available-for-sale investments net of tax effect of nil	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,873)	—	—	(8,873)	—	(8,873)	$(8,873)
Capital contribution from non-controlling interest Shareholder of Qingting	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	542	542
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,379	—	—	2,379	10	2,389	2,389
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	41,256	41,256	(252)	41,004	41,004
Transfer to statement of operations of realized gain on available-for-sales investments, net of tax effect of nil,	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(32,818)	—	—	(32,818)	—	(32,818)	(32,818)
Provision of statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	912	(912)	—	—	—
Exercise of share option	—	—	—	—	61,171,840	62	7,128,595	7	7,229,170	7	—	—	14,157	—	—	—	—	14,233	—	14,233
Repurchase of ordinary shares	—	—	—	—	(800,000)	(1)	(18,267,684)	(18)	—	—	(18,267,684)	(25,597)	1,306	—	—	—	—	(24,310)	—	(24,310)
Issuance of common shares upon IPO (net of issuance costs of $6,317)	—	—	—	—	—	—	176,162,559	176	—	—	—	—	777,203	—	—	—	—	777,379	—	777,379
Conversion of preferred shares upon IPO	(85,100,000)	(85)	(81,501,540)	(82)	—	—	494,265,840	494	231,402,480	232	—	—	599,400	—	—	—	—	599,959	—	599,959
Registration of ordinary shares as Class A and Class B ordinary shares prior to IPO	—	—	—	—	(271,754,840)	(272)	111,623,040	112	160,131,800	160	—	—	—	—	—	—	—	—	—	—
Cash received from share subscription receivables	—	—	—	—	—	—	—	—	—	—	—	—	—	4,909	—	—	—	4,909	—	4,909

Balance at December 31, 2011	—	$—	—	$—	—	$—	770,912,350	$771	398,763,450	$399	(18,267,684)	$(25,597)	$1,407,059	$—	$7,334	$3,507	$(183,228)	$1,210,245	$300	$1,210,545	$1,702

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2009	2010	2011
Cash flows from operating activities:
Net income (loss)	$(70,115)	$(64,155)	$41,004
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Impairment on intangible assets	211	739	2,351
Depreciation and amortization	4,836	6,262	8,640
Gain on disposal of equipments	—	(5)	(24)
Gain on disposal of discontinued operations	(633)	(1,341)	—
Exchange gain on dual currency deposit and offshore accounts	(1,673)	(3,781)	(7,753)
Provision for doubtful accounts	274	446	831
Earnings on available-for-sale investments	(755)	—	(50,911)
Earnings in equity method investment	—	—	(1,320)
Gain on disposal of cost method investment	—	(40)	—
Impairment on equity method investment	102	—	—
Impairment on long lived assets	—	—	79
Change in fair value of warrants	68,184	74,364	—
Share-based compensation expense	2,256	2,798	5,523
Changes in operating assets and liabilities:
Accounts receivable	(8,295)	(339)	213
Prepaid expenses and other current assets	(4,155)	(4,261)	(29,446)
Other non-current assets	—	—	(1,332)
Accounts payable	612	4,030	12,344
Amounts due from related party	—	—	1,364
Accrued expenses and other payables	7,098	1,228	12,561
Deferred revenue	1,928	2,268	2,319
Income tax payable	167	427	1,125
Deferred income taxes	15	(1,352)	(768)
Net cash provided by (used in) operating activities	57	17,288	(3,200)
Cash flows from investing activities:
Considerations paid for business acquisition (net of cash acquired of $nil, $nil and $5,332 for the years ended December 31, 2009, 2010 and 2011, respectively)	—	—	(74,268)
Sales of short-term investments	981,361	1,713,833	331,420
Purchase of short-term investments	(988,681)	(1,712,243)	(311,262)
Purchase of cost method investment	—	—	(2,460)
Purchase of equity method investment	—	—	(46,599)
Increase in term deposit	—	—	(696,939)
Purchases of equipment	(9,916)	(5,701)	(18,998)
Purchases of intangible assets	(194)	(165)	(325)
Proceeds from disposal of equipment	2	11	89
Proceeds from sales of discontinued business	730	—	18,443
Net cash used in investing activities	(16,698)	(4,265)	(800,899)

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2009	2010	2011
Cash flows from financing activities:
Issuance of ordinary shares	11	2,104	—
Repurchase of ordinary shares	—	(42,455)	(44,361)
Repurchase of Series A shares	(2,100)	(6,840)	—
Repurchase of Series B shares	(874)	(5,760)	—
Repurchase of Series C shares	(21,656)	—	—
Shares issued during IPO	—	—	777,379
Proceeds from exercise of Series D warrants	80,372	84,106	198,090
Proceeds from exercise of share options	—	1,566	14,233
Loans due to a related party	(154)	—	—
Cash received for share subscription receivable	—	—	4,909
Capital contribution from noncontrolling interest shareholders	—	—	542
Net cash provided by financing activities	55,599	32,721	950,792
Net increase in cash and cash equivalents	38,958	45,744	146,693
Cash and cash equivalents at beginning of year	51,424	90,376	136,063
Effect of exchange rate changes	(6)	(57)	1,887
Cash and cash equivalents at end of year	$90,376	$136,063	$284,643
Supplemental cash flow information:
Income taxes paid	$380	$8	$376
Noncash investing and financing actions:
Receivable for disposition of Mop.com and Gummy Inc (Note 4)	$—	$18,141	$—
Receivable for exercise of Tranche 4 Series D warrants (Note 18)	$—	$198,090	$—

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

Renren Inc. (the “Company”), a private company incorporated in the Cayman Islands, and its consolidated subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) are primarily engaged in the operation of internet portal sites and social networking sites (“SNS”), on-line advertising services through the internet, online gaming operations, and the provision of internet value-added services (“IVAS”) in the People’s Republic of China (the “PRC”).

As of December 31, 2011, Renren Inc.’s subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Later of date		Percentage
	of incorporation	Place of	of legal ownership
Name of Subsidiaries	or acquisition	incorporation	by Renren Inc.	Principal activities

Wholly owned subsidiaries of the Company:
Qianxiang Shiji Technology Development (Beijing) Co., Ltd. (“Qianxiang Shiji”)	March 21, 2005	PRC	100%	Investment holding
ChinaInterActiveCorp (“CIAC”)	August 5, 2005	Cayman Islands	100%	Investment holding
Nuomi Taiwan Technology Development Co., Ltd. (“Nuomi Taiwan”)	September 13. 2010	Taiwan	100%	Internet business
Nuomi Inc.	January 5, 2011	Cayman	100%	Investment holding
Renren-Jingwei Inc.	March 7, 2011	Cayman	100%	Inactive
Happy Link Corporation Limited	May 7, 2011	HongKong	100%	Inactive company
Lin224 Inc.	May 31, 2011	Cayman	100%	Investment holding
JiehunChina Inc.	June 14, 2011	Cayman	100%	Inactive
Renren Game Japan Inc.	August, 2011	Japan	100%	Internet business
Renren Lianhe Holdings	September 2, 2011	Cayman	100%	Investment holding
Xin Ditu Holdings	September 7, 2011	Cayman	100%	Inactive
Renren Game Korea	September 30, 2011	Korea	100%	Internet business
Wole Inc.	October 27, 2011	Cayman	100%	Investment holding
56.com Ltd.	October 27, 2011	BVI	100%	Investment holding
Beijing Wole Technology Co. Ltd. (“Beijing Wole”)	October 27, 2011	PRC	100%	Investment holding
Variable Interest Entities:
Beijing Qianxiang Tiancheng Technology Development Co., Ltd. (“Qianxiang Tiancheng”)	October 28, 2002	PRC	N/A	IVAS business
Guangzhou Qianjun Technology Co., Ltd. (“Guangzhou Qianjun”)	October 7, 2010	PRC	N/A	Internet information service
Subsidiaries of Variable Interest Entities:
Beijing Nuomi Wang Technology Development Co., Ltd. (“Beijing Nuomi”)	April 17, 2006	PRC	N/A	Internet business
Beijing Qianxiang Wangjing Technology Development Co., Ltd. (“Qianxiang Wangjing”)	November 11, 2008	PRC	N/A	Internet business
Shanghai Qian Xiang Changda Internet Information Technology Development Co., Ltd. (“Shanghai Changda”)	October 25, 2010	PRC	N/A	Internet business
Beijing Qingting Changyou Technology Development Co., Ltd. (“Qingting Changyou”)	April 27, 2011	PRC	N/A	Online business travel agent
Beijing Wole Shijie Technology Co., Ltd. (“Wole Shijie”)	October 27, 2011	PRC	N/A	Technology development and service

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

History of the Group and reorganization under common control

The Group began its operations under the name of 1000 Oaks Co. (“1000 Oaks”), a company incorporated in the United States of America in December 2002.  In August 2005, the shareholders of 1000 Oaks incorporated ChinaInterActiveCorp (“CIAC”) in the Cayman Islands with all outstanding shares of 1000 Oaks exchanged for ordinary and preferred shares of CIAC’s and 1000 Oaks became a wholly owned subsidiary of CIAC.

In February 2006, Oak Pacific Interactive was incorporated in the Cayman Islands.  In March 2006, CIAC’s shareholders exchanged all of their outstanding ordinary and preferred shares for ordinary and preferred shares of Renren Inc. with the same respective terms (“2006 Re-organization”).  As a result, Oak Pacific Interactive owns 100% equity interest of CIAC and CIAC became a wholly owned subsidiary of Oak Pacific Interactive.  On December 13, 2010, Oak Pacific Interactive was renamed as Renren Inc.

The above transactions were reorganizations of entities under common control and have been accounted for in a manner akin to a pooling of interest as if Renren Inc. had been in existence since December 2002 and had owned 1000 Oaks since that date.

Throughout the history, the Group conducted various acquisitions and disposals, and below is a summary of such activities.

Acquisitions and disposals in relation with wireless value added services (“WVAS”) business

The Group made several acquisitions historically for its WVAS business.  The acquired entities were sold in 2009 as set out in Note 4.

In September 2005, the Group completed the acquisition of 40% interest in Beijing Jin Wang Heng Feng Technology Development Co., Ltd. (“Beijing Jin Wang”) and 60% interest in Beijing Wo Te Xin Tong Technology Co., Ltd. (“Beijing Wo Te”) for a cash consideration of $767 and $1,722 respectively.  Subsequently, in April 2006 the Group completed the acquisition of the remaining 60% interest in Beijing Jin Wang and the remaining 40% interest in Beijing Wo Te for a consideration of $998 and $1,496 respectively.  The total goodwill amounted at $1,304 was recorded resulting from the acquisitions, which was fully impaired in 2007 as a result of the downward of the WVAS business outlook.  Beijing Wo Te and Beijing Jin Wang were disposed of in 2009 as set out in Note 4.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Acquisitions and disposals in relation with wireless value added services (“WVAS”) business - continued

In February and July 2006, the Group completed the acquisition of a 60% and a 20% equity interest, respectively in Beijing Jiu Tong Online Technology Development Co., Ltd. (“Beijing Jiu Tong”).  Total purchase consideration was $2,792 in cash.  Goodwill amounted at $1,851 was recorded resulting from the acquisition, which was fully impaired in 2007 as a result of the downward of the WVAS business outlook.  In November 2008, the Group completed the acquisition of the remaining 20% equity interest for a consideration of $29, bringing the Group’s equity interest to 100%.  Goodwill of $21 was recorded at the date of acquisition in 2008, which was fully impaired in 2008 as a result of the downward of the WVAS business outlook.  Beijing Jiu Tong was disposed of in 2009 as set out in Note 4.

In March 2006, the Group completed the acquisition of 100% equity interest in Hunan Zhong Yu Information Technology Co., Ltd. (“Hunan Zhong Yu”).  The total purchase price was $3,145 in cash.  Goodwill amounted at $721 was recorded resulting from the acquisition, which was fully impaired in 2007 as a result of the downward of the WVAS business outlook.  Hunan Zhong Yu was disposed of in 2009 as set out in Note 4.

Other acquisitions

In February 2004, the Group completed the acquisition of the internet advertising business of Mop.com.  The total consideration was $1,262 including cash of $600 and 9,600,000 ordinary shares with an estimated fair value of $0.07 per ordinary share.  Goodwill amounting to $617 was recorded resulting from the acquisition. Mop.com was disposed of in 2010 as set out in Note 4.

In November 2006, the Group completed the acquisition of the business of Beijing Nuomi Wang Technology Development Co., Ltd. (“Beijing Nuomi”) including its domain name, operating platform and login users list of xiaonei.com.  The initial consideration was $3,750 in cash and additional contingent consideration of $1,312 in cash was paid in the year 2007.  Goodwill amounted at $3,710 was recorded resulting from the acquisition.

Acquisition of Wole Inc.

In October 2011, the Company completed the acquisition of the business of Wole including its domain name, operating platform and login users list of 56.com for a total consideration of $80,000, of which $79,600 has been paid in the year 2011. Goodwill of $54,161 was recorded as set out in Note 5.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and internet services in the PRC where certain licenses are required for the provision of such services.  To comply with these PRC regulations, the Company currently conducts substantially all of its businesses through two VIEs, Qianxiang Tiancheng and Guangzhou Qianjun.

Qianxiang Shiji, a wholly owned subsidiary of CIAC (“WFOE”), and Beijing Wole, a wholly owned subsidiary of Wole Inc. (“WFOE”) entered into a series of contractual arrangements with the VIEs.  Through the contractual arrangements, described below, the Company has control of the VIEs and the right to substantially all of the risks and rewards of ownership.

Agreements that provide Qianxiang Shiji and Beijing Wole effective control over the VIEs

(1)                                  Power of Attorney and Business Operations Agreement: WFOE holds a power of attorney executed by the legal owners of the VIEs to exercise their voting rights on, including but not limited to dividend declaration, all matters at meetings of the legal owners of the VIEs and through such power of attorney has the right to control the operations of the VIEs.  The Business Operations Agreement specifically and explicitly grants WFOE the principal operating decision making rights, such as appointment of the directors and executive management, of the VIEs.

The term of the business operations agreements is ten years and will be extended automatically for another ten years unless WOFE provides a 30-day advance written notice to VIEs and to each of VIEs’ shareholders requesting not to extend the term three months prior to the expiration date. The expiration dates of the business operation agreements between Qianxiang Shiji and Beijing Wole and the VIEs are December 23,2020 and October 26, 2021, respectively. Neither VIEs nor any of VIEs’ shareholders may terminate the agreements during the term or the extension of the term, if applicable.

Each power of attorney will remain in force for ten years with the same expiration dates as those of the respective business operation agreements and will be automatically renewed upon the extension of the term of the relevant business operation agreement until the earlier of the following events: (i) Nominee loses his/her position in WOFE or WOFE issues a written notice to dismiss or replace Nominee; and (ii) the business operations agreement among WOFE, VIEs and VIEs’ shareholders terminates or expires.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

(2)                                  Exclusive Equity Option Agreement and Spousal Consent Agreement: WFOE has the exclusive right to purchase the equity interests of the VIEs from the registered legal equity owners as far as PRC regulations permit a transfer of legal ownership to foreign ownership.  WFOE can exercise the purchase right at any portion and any time in the 10-year agreement period.

Without WOFE’s consent, VIEs’ shareholders shall not transfer, donate, pledge, or otherwise dispose their equity shareholdings in VIEs in any way. The equity option agreement will remain in full force and effect until the earlier of: (i) the date on which all of the equity interests in VIEs have been acquired by WOFE or its designated representative(s); or (ii) the receipt of the 30-day advance written termination notice issued by WOFE to the shareholders of VIEs. The term of these agreements will be automatically renewed upon the extension of the term of the relevant exclusive equity option agreements.

Pursuant to spousal consent letters, the spouse of each of the shareholders of the VIEs acknowledged that certain equity interests of the VIEs held by and registered in the name of his/her spouse will be disposed of pursuant to the equity option agreements. These spouses understand that such equity interests are held by their respective spouse on behalf of the WFOE and they will not take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interests constitute communal property of marriage. The spousal consent letters have no expiration dates.

Agreements that transfer economic benefits to Qianxiang Shiji and Beijing Wole

(3)                                  Exclusive Technical and Consulting Services Agreement: WFOE and registered shareholders irrevocably agree that WFOE shall be the exclusive technology service provider to the VIEs in return for a service fee which is determined at the sole discretion of WFOE

The term of these agreements is ten years and will be extended automatically for another ten years unless terminated by WOFE. WOFE can terminate the agreements at any time by providing a 30-day prior written notice. VIEs are not permitted to terminate these agreements prior to the expiration date, unless WOFE fails to comply with any of its obligations under these agreements and such breach makes WOFE unable to continue to perform these agreements. The expiration dates of the exclusive technical and consulting services agreements between Qianxiang Shiji and Beijing Wole and the VIEs are December 23,2020 and October 26, 2021, respectively.

(4)                                  Intellectual Property License Agreement: WFOE and registered shareholders irrevocably agree that WFOE shall have the exclusive right to license its intellectual property rights to VIEs in return for a license fee. The term of these agreements will be automatically renewed upon the extension of the term of the relevant intellectual property license agreement.

The term of these agreements will be extended for another five years with both parties’ consents. WOFE may terminate these agreements at any time by providing a 30-day prior written notice. Any party may terminate these agreements immediately with written notice to the other party if the other party materially breaches the relevant agreements and fails to cure its breach within 30 days from the date it receives the written notice specifying its breach from the non-breaching party. The parties will review these agreements every three months and determine if any amendment is needed.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

(5)                                  Equity Interest Pledge Agreement: Shareholders of VIEs have pledged all of their equity interests in VIEs with WFOE and WFOE is entitled to certain rights to sell the pledged equity interests through auction or other means if the VIEs or the shareholders default in their obligations under other above-stated agreements.

The term of the agreements between Qianxiang Shiji and the VIE and the shareholders of the VIE is ten years and subject to automatic renewal for an additional ten-year term or earlier termination as set forth in such agreements including upon the date which the VIEs and their shareholders have fully performed their obligations under all other VIE related agreements. The expiration date of the agreements between Qianxiang Shiji and the VIE and the shareholders of the VIE is December 24, 2020.

The agreements between Beijing Wole and the VIE and the shareholders of  the VIE will expire on the earlier of: (i) the date on which the VIE and its shareholders have fully performed their obligations under all other VIE related agreements; (ii) the enforcement of the pledge by the WFOE pursuant to the terms and conditions under this agreement to fully satisfy its rights under such agreements; or (iii) the completion of the transfer of all equity interests of the VIE by  the shareholders of the VIE to another individual or legal entity designated by WFOE pursuant to the equity option agreement and no equity interest of the VIE is held by such shareholders.

Consequently the Company enjoys substantially all of the rewards of ownership of the VIEs and exercises control over them.  As a result, WFOE is the primary beneficiary of the VIEs and has consolidated them from the later of inception or acquisition.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement to amend the accounting rules for VIE.  The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity.  Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance.  The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. The Group adopted the new guidance on January 1, 2010 and the disclosure requirements of the new guidance were retrospectively applied to all the periods presented.

As discussed above, the Company has had two VIEs which it has consolidated under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of those entities.  Because the Company, through its wholly owned subsidiary, Qianxiang Shiji and Beijing Wole, has (1) the power to direct the activities of the VIEs that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIEs, it continues to consolidate the VIEs upon the adoption of the new guidance which therefore, other than for additional disclosures, will have no accounting impact.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

•                                          Risks in relation to the VIE structure

The Company and the Company’s legal counsel believe that Qianxiang Shiji’s and Beijing Wole’s contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable.  The shareholders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements.  However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The Company’s ability to control the VIEs also depends on the power of attorney that Qianxiang Shiji and Beijing Wole have to vote on all matters requiring shareholder approval in the VIEs.  As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines or other actions.  The Company does not believe such actions would result in the liquidation or dissolution of the Company, Qianxiang Shiji, Beijing Wole or the VIEs.

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations.

The following consolidated financial information of the Group’s VIEs and its subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended:

	As of December 31,
	2010	2011

Total assets	$78,480	$102,181

Total liabilities	$28,696	$58,226

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	Years ended December 31,
	2009	2010	2011

Net revenue-Continuing operations	$46,684	$76,535	$117,339
Net income-Continuing operations	$25,771	$40,758	$14,716
Net loss-Discontinued operations	$(785)	$(777)	$—

	Years ended December 31,
	2009	2010	2011

Net cash provided by (used in) operating activities	$4,671	$30,160	$(3,804)
Net cash used in investing activities	$(4,814)	$(6,095)	$(18,572)
Net cash provided by (used in) financing activities	$4,944	$(1,899)	$(753)

The following consolidated financial information of the Group without its VIEs and VIEs’ subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended:

	As of December 31,
	2010	2011

Total assets	$421,934	$1,266,799

Total liabilities	$8,313	$18,262

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	Years ended December 31,
	2009	2010	2011

Net revenue-Continuing operations	$—	$—	$628
Net income-Continuing operations	$44,344	$23,397	$26,540
Net loss-Discontinued operations	$(1,063)	$(2,183)	$—

	Years ended December 31,
	2009	2010	2011

Net cash (used in) provided by operating activities	$(4,614)	$(12,872)	$604
Net cash (used in) provided by investing activities	$(11,884)	$1,830	$(782,327)
Net cash provided by financing activities	$50,655	$34,620	$951,545

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements of the Group include the financial statements of Renren Inc., its subsidiaries, its VIEs and VIEs’ subsidiaries.  All inter-company transactions and balances are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes.  Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, fair value of ordinary shares, share-based compensation, income taxes, impairment of goodwill and indefinite-lived intangible assets, fair value of the warrants and purchase price allocation in business combination.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use, and which have maturities of three months or less.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•                                          Level 1-inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

•                                          Level 2-inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•                                          Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.  The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Investments

(1)                                  Short-term investments

The Group’s short-term investments comprise marketable securities which are classified as available-for-sale or held-to-maturity investments.  The available-for-sale investments are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income in shareholders’ equity.  Short-term investments are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity.  All of the Company’s held-to-maturity investments are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs.

The Group reviews its available-for-sale short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method.  The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments.  If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment.  OTTI below cost is recognized as a loss in the income statement.

In April 2009, the FASB issued guidance amending existing GAAP relating to OTTI for debt securities to improve presentation and disclosure of OTTI on debt securities in the financial statements.  The new guidance requires that an entity separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors.  The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows.  The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery.  The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

The Group early adopted the new guidance on January 1, 2009.  The adoption of the new guidance did not result in a cumulative-effective adjustment as of January 1, 2009.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Investments - continued

(2)                                  Long-term investments

Equity method investments

Investment in an entity where the Group can exercise significant influence, but not control, is accounted for using the equity method.  Under the equity method, the investment is initially recorded at cost and adjusted for the Group’s share of undistributed earnings or losses of the investee.  Investment losses are recognized until the investment is fully written down as the Group does not guarantee the investee’s obligations nor is it committed to provide additional funding.

When the Group’s carrying value in an equity method affiliated company is reduced to zero, no further losses are recorded in the Group’s consolidated financial statements unless the Group guaranteed obligations of the affiliated company or has committed additional funding.  When the affiliated company subsequently reports income, the Group will not record its share of such income until it exceeds the amount of its share of losses not previously recognized.

The management regularly evaluates the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value.  Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs.  An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Cost method investments

For investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends declared from distribution of investee’s earnings.  The Group reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.  An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made.  The fair value of the investment would then become the new cost basis of the investment.

Accounts receivable and allowance for doubtful accounts

Accounts receivable represents those receivables derived in the ordinary course of business.  An allowance for doubtful accounts is provided based on aging analyses of accounts receivable balances, historical bad debt rates, repayment patterns and customer credit worthiness.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Equipment, net

Equipment, net is carried at cost less accumulated depreciation and amortization.  Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Furniture and vehicles	5 years
Computer equipment and application software	2-3 years
Leasehold improvements	Over the lesser of the lease term
or useful life of the assets

Intangible assets, net

Intangible assets, other than goodwill, resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets acquired.  Identifiable intangible assets are carried at cost less accumulated amortization.  Amortization of finite-lived intangible assets is computed using the straight-line method or accelerated method over the following estimated average useful lives, which are as follows:

Domain names, trademarks and online licenses	Indefinite lives
Operating platform and technology	3-8 years
Non-compete agreements	4 years
Game license	0.5-5 years
Login user	0.5-1 year
Technology, user generated content and relationship with broadcastors	6 years
Customer relationship	4 years
Registered user list	3 years
Video content copyright and Webgame cooperation agreement	2 years

Intangible assets with indefinite lives

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite.  An intangible asset that is not subject to amortization is tested for impairment at least annually if events or changes in circumstances indicate that the asset might be impaired.  Such impairment test consists of the fair values of assets and their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values.  The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies.  Significant assumptions are inherent in this process, including estimates of discount rates.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization.  Depreciation and amortization is computed principally by the straight-line method and accelerated method.

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable.  The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it.  Impairment exists when the sum of the expected undiscounted future cash flows is less than the carrying value of the asset being evaluated.  Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.  Fair value is estimated based on various valuation techniques, including the discounted value of estimated future undiscounted cash flows.  The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated.  These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

Goodwill and intangible assets deemed to have indefinite useful lives are not amortized, but tested for impairment upon first adoption and annually, or more frequently if event and circumstances indicate that they might be impaired.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company’s business, estimation of the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill - continued

The Group performs a two-step goodwill impairment test.  The first step compares the fair values of each reporting unit to its carrying amount, including goodwill.  If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.  This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities.  An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.  In estimating the fair value of each reporting unit the Group estimates the future cash flows of each reporting unit, the Group has taken into consideration the overall and industry economic conditions and trends, market risk of the Group and historical information.

Business combination

Business combinations are recorded using the purchase method of accounting.  On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations.

From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date.  Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired.  Previously, any noncontrolling interest was reflected at historical cost.  Acquisition costs are expensed when incurred, while previously acquisition costs were considered as part of the acquisition consideration.

Common forms of the consideration made in acquisitions include cash and common equity instruments.  Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.  For shares issued in a business combination, the Group has estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date, and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.  For periods prior to January 1, 2009, contingent consideration was not recorded until the contingency was resolved.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Treasury stocks

Treasury stock represents shares of the company’s stock that have been issued, repurchased by the company, and that have not been retired or canceled. These shares have no voting rights and are not entitled to receive dividends. Treasury stock is recorded at cost.

Revenue recognition

The Group recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

Advertising revenues

The Group provides advertisement placement services in its SNS platforms and online games.  The Group primarily enters into pay-for-time contracts, under which the Group bills its customers based on the period of time to display the advertisements in the specific formats on specific web pages.  The Group also enters into pay-for-volume arrangements, under which it bills its customers on the traffic volume basis, e.g. pay-per-click or pay-per-impression.

For pay-for-time contracts, revenue is recognized ratably over the period the advertising is displayed.

For pay-for-volume contracts, revenue is recognized based on traffic volume tracked and the pre-agreed unit price.

Contractual billings in excess of recognized revenue and payments received in advance of revenue recognition are recorded as deferred revenues.

The Group principally enters into advertising placement contracts with advertisers’ advertising agents and the Group offers volume rebates to certain advertisers’ advertising agents.  The Group recognizes estimated rebates as the reduction of revenues based on a systematic and rational allocation of the cost of honoring rebates earned and claimed to each of the underlying revenue transactions that results in progress by the customer toward earning the rebate or refund.  Estimation of the total rebate is based on the estimates of the sales volume to be reached based on the historic experience of the Group.  If amounts of future rebates cannot be reasonably estimated, a liability will be recognized for the maximum potential amount of the rebates.

Internet Value Added Service (“IVAS”) revenue

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Online game revenues

The Group generates revenue from the provision of online game, primarily web-based online game, services.  The online games can be accessed and played by end users free of charge but the end users may choose to purchase in-game merchandise or premium features to enhance their game playing experience using the virtual currency.  The end users can purchase the virtual currency by making direct online payments or purchasing prepaid cards (“PP-Cards”).  The amounts received from direct online payments were recorded initially as deferred revenues.  The Group sells PP-Cards through distributors at a discount to the face value of the PP-Card.  As the Group does not have control over and generally does not know the ultimate selling price of the PP-Cards sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as deferred revenues.

The end users are required to use the access codes and passwords, either obtained from the PP-card or through direct online payment, to exchange the face value of these cards or through of direct online payment to virtual currency and deposit into their personal accounts.  End users consume the virtual currency by purchasing in-game merchandise or premium features online.  The Group recognizes the revenues as the in-game merchandise or premium features are first used by the end users.  The Group calculates the amount of revenues recognized for each unit of virtual currency consumed using moving weighted average method by dividing the total cumulative unrecognized deferred revenues by total unconsumed virtual currency.

Any deferred revenue remaining at the time the term of the inactive PP-cards is expired, which is normally 2 years from the purchase, is recognized as revenues at that time.  The amount associated with the unused virtual currency, which are without contractual expiration term, are carried as deferred revenues indefinitely as the Group was not able to reasonably estimate the amount of virtual currency which will be ultimately given up by the users due to the short operating history of the Group.

The Group also entered into revenue sharing agreements with certain third-party game developers. Under these agreements, the Group provides links of the online games on the Group’s website while the third-party developers operate, including providing game software, hardware, technical support and customer services, the games. All of the web games are developed by third-party game developers and can be accessed and played by game players on the Group’s platforms without downloading separate software. The Group views the game developers to be its customers and considers its responsibility under its agreements with the game developers to be promotion of the game developers’ games. The Group primarily collects payments from game players in connection with the sale of in-game currencies and remits certain agreed-upon percentages of the proceeds to the game developers and records revenue net of remittances. Revenue from the sale of in-game currency is primarily recorded net of remittances to game developers and deferred until the estimated consumption date, (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time after purchase of the in-game currency. Purchases of in-game currency are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenue generated by a game is insignificant. To date, the Group has never been required to pay cash refunds to game players or game developers as a result of the discontinuation of a game, or for any other reason.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Renren open platform program

The Group’s open social networking platforms also allow its users to access for-purchase applications developed by third parties on its platform.  The Group is normally entitled to a 52% share of the revenues made by the third-party application developers pursuant to the revenues sharing agreements entered with the third-party providers.  The Group recognizes this revenue on a net basis when cash is received from the end customer before the balance is remitted to the third party provider.

Social commerce services

In June 2010, the Group began to engage in social commerce services through nuomi.com.  Third-party merchants agree to provide Nuomi users discounted prices when pre-agreed amount of Nuomi users sign up for a deal consisting of particular products, services or events provided by the merchants.  The Group recognizes revenue for the difference of the amounts it collects from Nuomi users and the amount the Group pays to the third-party merchants. The revenues are recognized when all following criteria are met: (i) the number of participating users reaches the minimum requirement of the merchants; (ii) the participating users have made their payments to the Group; (iii) the Group have released the electronic coupons for the agreed discounted prices to the participating users; and (iv) The electronic coupons have been consumed by the participating users. The payments received for unused coupons are initially recognized as other accounts payables and are recognized as revenues when the above criteria have been met.

The third party merchants are responsible and liable for the quality of the products or services provided.  The Group holds the right to claim reimbursements from the third party merchants or deduct from the amounts payable to them.

Business taxes

The Company’s PRC subsidiaries and VIEs are subject to business taxes at the rate of 3.3% for WVAS revenue, 5.5% for games revenue and 8.5% for advertising revenue.  The Group reports revenue net of business taxes.  Business taxes deducted in arriving net revenue during 2009, 2010 and 2011 were $4,798 ,$7,251 and $9,468, respectively.

Platform development costs

The costs to develop the SNS platform, including the costs to develop the websites, new services and features, are recognized in the consolidated statement of operations as incurred.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.  The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the year ended December 31, 2009, 2010 and 2011, respectively.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivables, accounts payable, short-term investments, long-term investments, amount due from related parties, amounts due to related parties and warrants.

The available-for-sale short-term investments are carried at fair value.

The carrying values of remaining financial instruments except for long term investments approximate their fair values, principally because of the short-term maturity of these instruments. Fair value of other long-term investments including cost and equity method investments is not disclosed because the fair value of those investments cannot be practicably made without incurring excessive costs.

Research and development expenses

Research and development expenses are incurred in the development of Renren and gaming platform.  The Group has expensed all research and development costs when incurred.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”).  The financial records of the Group’s subsidiaries and VIE located in the PRC, Japan, Taiwan and Korea are maintained in their local currencies, the Renminbi (“RMB”), Japanese Yen (“Yen”), New Taiwan dollar (“TWD”) and Korea Won (“KRW”), respectively, which are also the functional currencies of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date.  Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred.  Transaction gains and losses are recognized in the statement of operations.

The Group’s entities with functional currency of RMB and Yen, translate their operating results and financial position into the U.S. dollar, the Group’s reporting currency.  Assets and liabilities are translated using the exchange rates in effect on the balance sheet date.  Revenues, expenses, gains and losses are translated using the average rate for the year.  Translation adjustments are report as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

Comprehensive income (loss)

Comprehensive income (loss) includes net income or loss, unrealized gain on short-term investment and foreign currency translation adjustments and is reported in the consolidated statements of shareholders’ equity (deficit).

Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument.  The Group recognizes the compensation costs net of an estimated forfeiture rate using the straight-line method, over the requisite service period of the award, which is generally the vesting period of the award.  The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates.  Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

Share awards issued to non-employees are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Noncontrolling interest

Effective January 1, 2009, the Group adopted an authoritative pronouncement issued by the FASB regarding noncontrolling interests in consolidated financial statements. The pronouncement requires noncontrolling interests to be separately presented as a component of equity in the consolidated financial statements. The presentation regarding noncontrolling interest was retroactively applied for all the presented periods.

Earnings per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Group’s convertible preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis.  Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to the ordinary share, preference to the extent that each class may share income for the period; whereas the undistributed net loss is allocated to ordinary shares only because preferred shares are not contractually obligated to share the loss.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares.  The Group had convertible preferred shares, convertible redeemable preferred shares, stock options and warrants, which could potentially dilute basic earnings per share in the future.  To calculate the number of shares for diluted income per share, the effect of the convertible preferred shares and convertible redeemable preferred shares is computed using the as-if-converted method; the effect of the warrants and stock options is computed using the treasury stock method.

Warrants

Warrants which give the holder the right to exercise the warrant for a share instrument which is potentially redeemable by the Group are classified as a financial instrument in the balance sheet.  The financial instrument will be a liability or an asset since, in the case of certain warrants issued by the Group, the Group can pursuant to the terms of the warrant require the holder to exercise the warrant.  They are initially measured at fair value at the date of issuance and subsequently re-measured at fair valued at the reporting date with changes in fair value recognized in earnings.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board (“IASB”) to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

(1)                                  Highest-and-best-use and valuation-premise concepts for nonfinancial assets - the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

(2)                                  Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

(3)                                  Premiums or discounts in fair value measure - the guidance states that “premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity…) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.”

(4)                                  Fair value of an instrument classified in a reporting entity’s shareholders’ equity - the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

(5)                                  Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(a)                                  For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(b)                                 The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements - continued

The guidance is to be applied prospective and effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement  permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Group does not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group does not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      SIGNIFICANT RISKS AND UNCERTAINTIES

Foreign currency risk

The RMB is not a freely convertible currency.  The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies.  The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.  Cash and cash equivalents of the Group included aggregate amounts of $34,437 and $218,968 at December 31, 2010 and 2011, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, cash equivalents, term deposits, short term investment, accounts receivable and amounts due from related parties.  The Group places their cash, cash equivalents, term deposits and short term investment, with financial institutions with high-credit ratings and quality.  The Group conducts credit evaluations of customers in online advertising and generally do not require collateral or other security from their customers.

There was no customer who accounted for 10% or more of total net revenue for the years ended December 31, 2009, 2010 and 2011.

There was nil and one single customer who has more than 10% of the consolidated accounts receivable balance as of December 31, 2010 and 2011, respectively.

4.                                      DISCONTINUED OPERATIONS

(1)                               Disposition of certain WVAS business in 2009

In late 2008, due to the deteriorating WVAS operating environment, the Group decided to exit its WVAS business.  The Group decided to sell the five subsidiaries that comprised the majority of its WVAS business, which were Beijing Lian Dong Shi Ji Technology Development Co., Ltd. (“Beijing Lian Dong”), Beijing Jin Wang, Beijing Wo Te, Hunan Zhong Yu and Beijing Jiu Tong, to unrelated third parties for a total consideration of $788, of which $58 was received in advance in 2008 and remaining amount was received in 2009 when the transactions were completed.  The Group has presented the results of the sold subsidiaries as discontinued operation for all periods presented.  An aggregate gain of $633, which representing the excess of the consideration of $788 and the carrying amount of the net assets of $155 as of the date of disposals, was recognized for the disposals in the consolidated statement of operations for the year ended December 31, 2009.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.                                      DISCONTINUED OPERATIONS - continued

(2)                               Discontinuance of remaining WVAS business in 2010

The Group discontinued its remaining WVAS business carried out in Qianxiang Tiancheng in 2010.  Qianxiang Tiancheng ceased its WVAS business in early 2010 and no gain or loss was recognized by the Group in connection with the discontinuance.

(3)                               Disposition of Mop.com and Gummy Inc.

To further position the Group’s focus on its SNS operations, the Group decided to dispose certain of its operations.

On December 30, 2010, the Group sold to Oak Pacific Holdings (“OPH”), a company newly incorporated on December 16, 2010 by the Chief Executive Officer (“CEO”) of the Group (“the buyer”) in the Cayman Islands, 100% equity interest in Mop.com and Gummy Inc. a Japanese Subsidiary setup by the company in 2009, for cash consideration of $18,141.  The selling price for Mop.com and Gummy Inc. was determined by the Company having regard the fair market value as appraised by a third party valuation firm Marsh Financial Advisory Services Limited (“Marsh”). Mop.com operates www.mop.com, an internet community website in China and Gummy Inc. is a social internet games provider to the Japanese market.

The buyer issued an interest-free promissory note on December 30, 2010 to the Company to settle the purchase consideration, which was carried as amount due from related parties on the consolidated balance sheet.  The promissory note was paid in cash on June 30, 2011.

The transaction was completed on December 30, 2010.  The Group has presented the results of Mop.com and Gummy Inc. as discontinued operation for all periods presented.  In connection with the disposition of Mop.com and Gummy Inc., the Company has recorded an aggregate gain of $1,341 for the disposals within “Gain on disposal of discontinued operations, net of tax” in the consolidated statement of operations for the year ended December 31, 2010.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.                                      DISCONTINUED OPERATIONS - continued

(3)          Disposition of Mop.com and Gummy Inc. - continued

Summary operating results from disposal of Mop.com and Gummy Inc and the cessation of business operation of WVAS business which have been segregated from continuing operations in the Group’s consolidated statements of operations for the periods presented were as follows:

	Year ended December 31,
	2009	2010

Net revenues from discontinued operations	$7,714	$5,630

Loss from operations of discontinued operations, before income taxes	(2,096)	(4,320)

Income tax (expense) benefit	(385)	19

Loss from operations of discontinued operations, net of income taxes	$(2,481)	(4,301)

Gain on disposal of discontinued operations	—	$1,767

Tax on gain on disposal of discontinued operations	—	(426)

Gain on disposal of discontinued operations, net of tax	$—	$1,341

As of the date of disposal, the financial positions of Mop.com and Gummy Inc. were as follows:

As of
December 30,
2010

Current assets	$6,557
Non-current assets	$11,903
Current liabilities	$(52,483)
Non-current liabilities	$(2,966)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.                                      ACQUISITIONS

On October 27, 2011, in order to expand its video-sharing business to on-line users, the Group acquired Wole Inc., 56.com Ltd., its subsidiary Beijing Wole, its VIE Guangzhou Qianjun and subsidiary of the VIE, Wole Shijie.

The total purchase consideration of $79,600 was fully paid in cash as of the acquisition date. Through this acquisition the Group expanded its video-sharing business to on-line users.

The transaction was accounted for as a business combination using the purchase method of accounting.

The revenue and net loss of the acquiree for two months ended on December 31, 2011 from acquisition date included in the consolidated financial statement of operations of 2011 were $2,228 and $364, respectively.

The purchase price allocation of the transaction was determined by the Group with the assistance of an independent valuation firm, which was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Amortization
		period

Goodwill	$54,161
Net working capital acquired	4,197
Net fixed assets	671
Intangible assets
Domain name, trademarks and online licenses	23,817	Indefinite
Technology	854	6 years
Registered user list	443	3 years
Non-compete agreement	187	4 years
User generated content	1,313	6 years
Video content copyright	348	2 years
Customer relationship	316	4 years
Webgame cooperation agreement	237	2 years
Relationship with broadcastors	443	6 years
Other long-term deferred expense	3
Deferred tax liability	(6,990)
Total	$80,000

The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprises (a) the assembled work force and (b) the expected but unidentifiable business growth from the acquisition.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.                                      ACQUISITIONS - continued

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2010 and December 31, 2011 of the Group as if the acquisition had occurred on January 1, 2010. There were no material nonrecurring pro-forma adjustments incurred. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the years ended
	December 31,	December 31,
	2010	2011
	(unaudited)	(unaudited)

Pro forma net revenues	$82,579	$127,514
Pro forma net income (loss)	$(67,379)	$39,108

6.                                      ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	As of December 31,
	2010	2011

Accounts receivables, net	$12,815	$14,911

Accounts receivable represents amounts earned under advertising contracts at the respective balance sheet dates.  These amounts become billable according to the contract term.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2009	2010	2011

Balance at beginning of year	$327	$253	$233
Charge to expenses	274	446	831
Transferring out as a result of disposal of discontinued operations	(349)	(176)	—
Reversal	—	—	(429)
Write off	—	(304)	(428)
Exchange difference	1	14	17
Balance at end of year	$253	$233	$224

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2010	2011

Deposits of share repurchase	$—	$21,455
Advances to suppliers	1,103	14,042
Receivables related to online gaming and social commerce business	4,451	7,100
Interest income receivable	—	6,290
Prepaid expenses	548	5,402
Other current assets	800	3,479
Rental deposits	372	1,621

Total	$7,274	$59,389

In September 2011, the directors of Company approved the share repurchase plan of its outstanding American Depositary Shares (“ADSs”) from the open market within one year time period.  The deposit of share repurchase was fully settled in March 2012 as set out in Note 15. The Company made the deposits of share repurchases of $21,455 to Morgan Stanley (“MS”).

Receivables related to online gaming and social commerce business  represent amounts paid online by end users but held by a third party electronic payment service provider, which were in transition to the Group’s bank accounts as of December 31, 2010 and 2011.  The amount was received by the Group a few days after December 31 2010 and 2011, respectively.

Interest income receivable of $6,290 as of December 31, 2011 was mainly related to the increased term deposits with financial institutions during the year.

Advances to suppliers mainly comprise prepayments for purchasing property and equipment $28 and $2,809 as of December 31, 2010 and 2011, respectively.  Advances to suppliers were non-interest bearing and short-term in nature.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.                                      SHORT-TERM INVESTMENTS

As of December 31, 2010 and 2011, the Company held following short-term investments:

	As of December 31, 2010			As of ended December 31, 2011
		Gross			Gross
		unrealized	Carrying		unrealized	Carrying
	Cost	gains	amount	Cost	loss	amount

Available-for-sale:
Equity securities	$21,506	$40,812	$62,318	$—	$—	$—
Corporate bond	—	—	—	54,272	(879)	53,393

Total	$21,506	$40,812	$62,318	$54,272	$(879)	$53,393

The following table provides additional information on the realized gains and losses of the Company as of December 31, 2010 and 2011, respectively.  For the purposes of determining gross realized gains, the cost of securities sold is based on specific identification.

	Year ended December 31, 2009			Year ended December 31, 2010			Year ended December 31, 2011
	Proceeds	Costs	Gains	Proceeds	Costs	Gains	Proceeds	Costs	Gains

Available-for-sale:
Equity securities	$5,916	$5,161	$755	$1,590	$1,590	$—	$72,390	$21,506	$50,884
Corporate bond	—	—	—	—	—	—	14,101	14,074	27

Total	$5,916	$5,161	$755	$1,590	$1,590	$—	$86,491	$35,580	$50,911

Equity securities

In 2009, the Company purchased stocks and options of two US listed companies (“the investees”).  The investees’ stocks are classified as available-for-sale securities. The Company purchased additional stocks in these two investees in 2009 with costs of $17,294.  In 2009, the Company sold equity securities of one of the investees, and recognized $755 realized gain on marketable securities in the statement of operations.  There is no purchase or sales of equity securities in 2010.

In 2011, the Company sold all remaining equity securities with the cost of $21,506 of the other investee, and recognized $50,884 realized gain on marketable securities in the statement of operations.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.                                      SHORT-TERM INVESTMENTS - continued

Auction market securities

Short-term investments also included investments in auction market securities.  The securities were with long-term stated maturities, however, were treated by the Group as short-term investments as the investments could be sold in the auction process typically every 7 days.  When an auction fails, the Group would have to hold the investment until a buyer is found either in the secondary market or through next auction.  However, such failure occurred only once during the two years period ended December 31, 2009.  The interest is reset as result of each auction process and is paid at the end of each auction period.  The auction market did not carry underlying collateral.  The Group classified the investments in the auction rate securities as available for sale and determined that the fair value of the securities approximate to their costs due to the short auction period.  In January 2010, the Company sold the auction market securities at $1,590, and no gain or loss was recognized in the statement of operations as a result of the sale. The Company recognized interest income $58 for the years ended December 31, 2009.There is no such investment as of December 31, 2010 and 2011.

Corporate bond

In 2011, the Company purchased corporate bond at a total cost of $68,346 from a bank. The corporate bond is classified as available-for-sale securities.  Subsequently, the Company sold $14,074 such corporate bond and received a proceed of $14,101. The Company recognized a realized gain of $27 in the statement of operations related to the sale. The carrying amount of the corporate bond was $53,393 as of December 31, 2011.

9.                                      LONG-TERM INVESTMENTS

	As of December 31,
	2010	2011

Equity method investments:
Mapbar Technology Limited	$—	$26,372
Japan Macro Opportunities Offshore Partners, LP	—	21,547

Total equity method investments	—	47,919

Cost method investments:
Hylink Advertising Co., Ltd.	—	2,381
Beijing Yinuoxingke Technology Ltd.	—	—
Kai Lian Information Technology Co., Ltd.	—	—
Global Net Limited	—	—

Total cost method investments	—	2,381

Total long-term investments	$—	$50,300

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.                                      LONG-TERM INVESTMENTS - continued

Equity method investments

In October 2011, the Group acquired 35% equity interest of Mapbar Technology Limited (“Mapbar”) with a total cash consideration of $26,600 and accounted for the investment using equity method as the Group was able to exercise significant influence on Mapbar.  The Group recorded its share of the loss in Mapbar at $228 due to the operating losses incurred by the affiliated company for the year ended December 31, 2011.

On November 18, 2011, the Group made a $20,000 investment in a Japan based limited partnership Japan Macro Opportunities Offshore Partners, LP. (“JMOOP”). The investment was accounted for using equity method of accounting.  The Group recognized its share of unrealized gain of JMOOP at $1,547 for the year ended December 31, 2011.

Cost method investments

The Group reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.  An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made.

On April 25, 2011, the Group acquired 2% equity interest of Hylink Advertising Co., Ltd. (“Hylink”) with a total cash contribution of $2,381 and accounted for the investment using cost method as the Group was unable to exercise significant influence on Hylink.  Hylink is mainly engaged in advertising agency service.  The Group had no seat in Board and did not involve in the operation of Hylink, accordingly the Group did not have the ability to exercise significant influence over the operating and financial decisions of Hylink, and thus the Group used the cost method to account for its investment Hylink.

On June 15, 2011, the Group acquired 5% equity interest of Beijing Yinuoxingke Technology Ltd.  (“Yinuo”) with a total cash consideration of $79 and accounted for the investment using cost method as the Group was unable to exercise significant influence on Yinuo .  Yinuo is mainly engaged in IT development, IT transfer and IT consulting.  The Group had no seat in Board and did not involve in the operation of Yinuo, the Group did not have the ability to exercise significant influence over the operating and financial decisions of Yinuo, and thus the Group used the cost method to account for its investment Yinuo. In the fourth quarter of 2011, Yinuo had stopped operation. The investment of $79 in Yinuo was fully impaired as of December 31, 2011.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.                                      LONG-TERM INVESTMENTS - continued

Cost method investments - continued

On June 28, 2007, the Group purchased 15.7% equity interest of Kai Lian Information Technology Co., Ltd. (“Kai Lian”) at $6,564.  The investment was accounted for using cost method of accounting as the Group did not have significant influence over the investee companies.  The investee is engaged in the business of providing bankcard transaction settlement services and online banking services in PRC.  On December 30, 2010, the cost method investment was disposed as a result of disposal of Mop.com and Gummy Inc. as set out in Note 4.

On June 5, 2007, the Group purchased 9,950,000 ordinary shares of Global Net Limited (“Global Net”), which accounts for 19.9% of the total equity interest.  Global Net is mainly engaged in web-based online game development and operation.  The Group had no seat in Board and did not involve in the operation of Global Net, the Group did not have the ability to exercise significant influence over the operating and financial decisions of Global Net, and thus the Group used the cost method to account for its investment in Global Net.  The Group sold the investment in Global Net to a related party on December 30, 2010 at a cash consideration of $302. The Group recognized a $40 gain for the disposal of the investments. The buyer issued an interest-free promissory note on December 30, 2010 to the Company to settle the purchase consideration, which was carried as amount due from related parties on the consolidated balance sheet.  The promissory note was due and paid in cash on June 30, 2011.

10.                               EQUIPMENT, NET

	As of December 31,
	2010	2011

Computer equipment and application software	$21,985	$41,329
Furniture and vehicles	429	779
Leasehold improvements	1,428	2,360

	23,842	44,468
Less: Accumulated depreciation and amortization	(12,535)	(22,167)

	$11,307	$22,301

Depreciation and amortization expenses charged to the statements of operations for the years ended December 31, 2009, 2010 and 2011 were $4,228, $5,589 and $7,829, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

11.                               ACQUIRED INTANGIBLE ASSETS, NET

The gross carrying amount, accumulated amortization and net carrying amount of the intangible assets are as follows:

	As of December 31,
	2010	2011

Intangible assets not subject to amortization:
Domain names (i)	$2,125	$—
Domain name, trademarks and online licenses	—	23,901
Intangible assets subject to amortization:
Operating platforms and technology	340	1,214
Game license, webgame cooperation agreement and content copyright	1,800	2,679
User generated content	—	1,317
Customer and broadcastors relationship	—	762
Login users and registered user list	159	612
Non-compete agreement	—	187

	$4,424	$30,672
Less: Accumulated amortization
Operating platforms and technology	$(177)	$(289)
Game license, webgame cooperation agreement and content copyright	(1,417)	(1,982)

User generated content	—	(89)
Customer and broadcastors relationship	—	(57)
Login users and registered user list	(83)	(153)
Non-compete agreement	—	(16)

	$(1,677)	$(2,586)

Intangible asset, net	$2,747	$28,086

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

11.                               ACQUIRED INTANGIBLE ASSETS, NET - continued

(i)                                       In 2010, the domain name www.kaixin.com was fully impaired as a result of the lawsuit against a subsidiary of the Company, as set out in Note 28.  An impairment charge of $739 was recorded in the statement of operations for the year ended December 31, 2010.

In December 2011, the Company decided to stop using two domain names after consolidating all the online games to Renren.com operating platform of the Company. As a result, the Company recorded $2,219 impairment loss for the write-off of the intangible assets related to the two domain names.

Amortization expenses for the years ended December 31, 2009, 2010 and 2011 were $608, $673 and $811, respectively.  Amortization expenses for the years ended December 31, 2012, 2013, 2014, 2015, and after would be $2,031, $1,073, $601, $281, $199, respectively.

12.                               GOODWILL

The changes in carrying amounts of goodwill for the years ended December 31, 2010 and 2011 units were as follows:

	Years ended
	December 31, 2010
	Online
	Advertising	Total

Gross amount:
Beginning balance	$8,405	$8,405
Disposal for the year	(3,566)	(3,566)
Exchange difference	206	206

Ending balance	$5,045	$5,045

Accumulated impairment loss:
Beginning balance	$(625)	$(625)

Ending balance	(625)	(625)

Goodwill, net	$4,420	$4,420

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

12.                               GOODWILL - continued

	Years ended December 31, 2011
		Online
	56.com	Advertising	Total

Gross amount:
Beginning balance	$—	$5,045	$5,045
Acquisition of Wole (Note 5)	54,161	—	54,161
Exchange difference	193	224	417

Ending balance	54,354	5,269	59,623

Accumulated impairment loss:
Beginning balance	—	(625)	(625)

Ending balance	—	(625)	(625)

Goodwill, net	$54,354	$4,644	$58,998

13.                               ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
	2010	2011

Employee payroll and welfare payables	$4,979	$9,306
Other tax payable	3,733	7,084
Accrued professional, marketing and leasing fees	1,281	6,299
Other payables	1,837	5,455
Liability for advance payment of unvested options	—	2,917
Accrued advertising sales rebate	2,578	47

Total	$14,408	$31,108

In July 2010, seven executive officers and employees of our company provided promissory notes to the Company in connection with their early exercise of their respective share options. The loans bore an interest rate of 5.4% and were to be due and payable at the earlier of such executive officer’s termination of employment with the Company or the first public filing of our registration statement. The loans were secured by the pledge of the ordinary shares which were issued upon the early exercise of the share options. The seven executive officers paid the entire amount under the promissory notes in April 2011. And the balance of unvested share as of December 31, 2011 is $ 2,917.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.                               INCOME TAXES

The Company and CIAC are tax-exempted companies incorporated in the Cayman Islands.

Qianxiang Wangjing, incorporated in the PRC on November 11, 2008, qualified as a “software enterprise” in 2009, and therefore was entitled to a two-year exemption starting from the commencement of the profitable year 2009, followed by a 50% reduction in tax rates for the succeeding three years in accordance with the PRC Enterprise Income Tax Law (“EIT Law”).

Shanghai Changda, incorporated in the PRC on October 25, 2010, qualified as a “software enterprise” in 2010, and therefore was entitled to a two-year exemption starting from the commencement of the profitable year 2011, followed by a 50% reduction in tax rates for the succeeding three years in accordance with the PRC EIT Law.

Other subsidiaries and VIEs of the Group domiciled in the PRC were subject to 25% statutory income tax rate in the years presented.

The EIT Law includes a provision specifying that legal entities organized outside PRC will be considered residents for Chinese income tax purposes if their place of effective management or control is within PRC.  If legal entities organized outside PRC were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income.  This would cause any income legal entities organized outside PRC earned to be subject to PRC’s 25% EIT.  The Implementation Rules to EIT Law provide that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. reside within PRC.

Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside PRC should be characterized as PRC residents for EIT Law purposes.

Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with PRC that provides for a different withholding arrangement.  The Cayman Islands, where the Company is incorporated, does not have a tax treaty with PRC.

Aggregate accumulated earnings of the Company’s subsidiaries and VIEs located in the PRC that are taxable upon distribution to the Company were $13,224 at December 31, 2010. The Group had determined such undistributed earnings to be indefinitely reinvested in its subsidiaries and VIEs, because Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business in the PRC.  Accordingly, the Group had not accrued deferred tax liability for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2010.

Aggregate accumulated deficits of the Company’s subsidiaries and VIEs located in the PRC were $23,463 as of December 31, 2011. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2011.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.          INCOME TAXES - continued

The current and deferred portion of income tax benefit (expenses) was all attributable to the Group’s PRC subsidiaries and VIE, are as follows:

	Years ended December 31,
	2009	2010	2011

Current tax expenses	$4	$—	$1,495
Deferred tax benefits	(35)	(1,332)	(827)
Income tax (benefits) expenses	$(31)	$(1,332)	$668

Increase in current tax expenses in 2011 from prior years was due to the Group has generated taxable income in current year comparing to the taxable loss in prior years.

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2010	2011

Current deferred tax assets
Provision for doubtful accounts	$32	$62
Accrued payroll and welfare	696	1,423
Excessive advertising fees	—	4,429
Intangible assets amortization	—	22
Less valuation allowance	(135)	(4,555)

Current deferred tax assets, net	$593	$1,381

Non-current deferred tax assets
Net operating loss carry forwards	$3,416	$9,861
Less valuation allowance	(2,935)	(9,861)

Non-current deferred tax assets, net	$481	$—

Non-current deferred tax liabilities
Intangible assets	$(516)	$(6,976)

Non-current deferred tax liabilities, net	$(516)	$(6,976)

The increase of valuation allowance from $135 as of December 31, 2010 to $4,555 as of December 31, 2011 was mainly related to the $4,429 deferred tax assets of the excessive advertising fees incurred in 2011, which the Company believes that it will not be utilized in the future years.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.          INCOME TAXES - continued

The increase of non-current deferred tax liabilities from $516 as of December 31, 2010 to $6,976 as of December 31, 2011 was related to the intangible assets acquired during business acquisition in 2011 as set out in Note 5.

The Company operates through multiple subsidiaries and VIEs and the valuation allowance is considered on each individual subsidiary and VIE basis.  The subsidiaries and VIEs registered in the PRC have total net operating loss carry forwards of $39,728 as of December 31, 2011 which will expire on various dates between December 31, 2012 and December 31, 2016.  Valuation allowances have been established because the Company believes that either it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant.

Reconciliation between the income taxes expense (benefit) computed by applying the PRC tax rate to income (loss) before income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2009	2010	2011

Income (loss) before provision of income tax	$(68,196)	$(62,527)	$41,672
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory tax rate	(17,049)	(15,632)	10,418
Taxable deemed interest income from inter-company interest-free loans	428	735	179
Non-deductible loss on disposal of subsidiaries and other expenses not deductible for tax purposes	2,198	2,888	(1,312)
Effect of income tax exemption of the Company in the Cayman Islands	17,246	26,234	(15,791)
Effect of income tax exemption of Qianxiang Wangjing and Shanghai Changda	(7,051)	(11,300)	(4,172)
Changes in valuation allowance	4,197	(4,257)	11,346

Income tax (benefits) expenses	$(31)	$(1,332)	$668

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.          INCOME TAXES - continued

If the tax exemption granted to the Group’s subsidiaries, VIEs and VIEs’ subsidiaries, since 2009 had not been available, provisions for income taxes and net income (loss) per share would have been as follows:

	Years ended December 31,
	2010	2011

Provision for income taxes expenses	$9,968	$2,040
Net income (loss) per ordinary share
— basic	$(0.04)	$0.05
— diluted	$(0.04)	$0.04

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2010 and 2011.  The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2011.

Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on Qianxiang Shiji, Qianxiang Wangjing and Beijing Nuomi.  In accordance with relevant PRC tax administration laws, tax years from 2006 to 2011 of the Group’s PRC subsidiaries and VIEs remain subject to tax audits as of December 31, 2011, at the tax authority’s discretion.

15.                               ORDINARY SHARES

The Company has 2,000,000,000 ordinary shares authorized with par value of $0.001 per share.

On January 1, 2009, 1,500,000 ordinary shares were issued to a director upon exercise of share option with proceeds of $270.

On March 16, 2009, the Company issued 214,300 ordinary shares to a shareholder with proceeds of $11.

In August 2010, the Company repurchased 47,142,860 ordinary shares from certain shareholders at the cash amount of $34,179 with repurchase price of $0.725 per share.  The repurchased ordinary shares were canceled immediately.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.          ORDINARY SHARES - continued

In August 2010, the Company issued 4,641,660 ordinary shares upon the exercise of share options by two ex-executives of the Company at the cash consideration of $811.

In August 2010, the Company issued 6,416,670 ordinary shares upon exercise of share options at the cash consideration of $755.  And these shares were subsequently repurchased by the Company in October 2010 at $4,652 with repurchase price of $0.725 per share.  The repurchased ordinary shares were canceled immediately.

In October 2010, the Company repurchased 6,888,440 ordinary shares at $3,624.  The repurchased ordinary shares were canceled immediately.

In October 2010, the Board of Director approved and the Company issued 3,000,000 and 7,000,000 ordinary shares to a consultant and two executives at $0.701 per share, respectively.  Cash proceeds of $2,104 was paid by the consultant and the two executives issued promissory notes of $4,909 bearing an interest rate of 5.6% per annum to the Company to settle the issuance consideration.  The promissory notes become due and payable at the earlier of (1)3 years, (2) termination of employment of the two executives with the Group, and (2) immediately prior to the Company’s qualified initial public offering (“IPO”).  The loans are secured by the pledge of the underlying ordinary share to be issued.  The Group recorded the loans receivable as subscription receivable, a contra-account in equity, as of December 31, 2010. The subscription receivable had been collected in April 2011.

On January 31, 2011, the Company repurchased 800,000 ordinary shares from non-employee shareholders at a price of $0.7 per share.

In April 2011, the Board of Directors and the shareholders of the Company approved the following changes to the Company’s share capital.

Immediately prior to the completion of the qualified IPO on May 4, 2011, the Company’s authorized share capital had been divided into 3,000,000,000 Class A ordinary shares with a par value of $0.001 per share and 500,000,000 Class B ordinary shares with a par value of $0.001 per share.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.          ORDINARY SHARES - continued

Immediately prior to the completion of the qualified IPO on May 4, 2011 (i) 25,571,420 Series A convertible preferred shares (“Series A shares”), 70,701,580 Series B convertible preferred shares (“Series B shares”) and 173,985,970 ordinary shares held by Mr. Joseph Chen and his transferees which are his affiliates had been automatically converted as Class B ordinary shares on a 1-for-1 basis, (ii) 135,129,480 Series D convertible redeemable preferred shares (“Series D shares”) held by SB Pan Pacific Corporation and its transferees which are its affiliates had been automatically converted as Class B ordinary shares on a 1-for-1 basis, and (iii) all of the remaining ordinary shares and preferred shares that are issued and outstanding had been automatically converted into Class A ordinary shares on a 1-for-1 basis.

On May 4, 2011, the Company completed its IPO of ADSs on the New York Stock Exchange with a total issuance of 61,065,000 ADSs at issuing price of $14 per ADS. Each ADS represents three Class A ordinary shares of the Company. As such, the total ADSs represent 183,195,000 Class A ordinary shares.

In addition, concurrently with the IPO, the Company issued 23,571,426 Class A ordinary shares at a price of US$4.67 per share in private placements with third parties. Total net proceeds received were $777,379 from the IPO and the private placements, net of offering costs of $6,317.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except that (i) in all matters subject to a vote at general meetings of the Company, Class B Ordinary Shares are entitled to ten votes whereas Class A Ordinary Shares are entitled to one vote, and (ii) each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The Class A and B ordinary shares have the same divided rights and the same earnings per share.

In September 2011, the board of directors approved the Company to repurchase up to $150,000 of its own outstanding ADSs within one year from September 2011. In 2011, the Company used $4,305 to repurchase 1,089,228 ADS through MS in the open market.

In 2011, the Company entered into the call spread agreements totaling of $41,361 million to repurchase 11,000,000 ADSs. During the year ended December 31, 2011, the Company settled 5,000,000 ADSs under the call spread agreements for a total consideration of $21,310.

As of December 31, 2011, the Company has a prepaid balance of $20,051 to MS to repurchase 6,000,000 ADSs, which equal to total consideration for repurchase of ordinary shares at the exercise price less premium for the call options.

The call spread agreements met the definition of derivatives and qualify for classification in equity at fair value.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.                               CONVERTIBLE PREFERRED SHARES

In January 2003, 1000 Oaks issued 50,000,000 shares of Series A shares with par value of $0.001 per share for cash proceeds of $350, and the shares were split into 100,000,000 shares in August 2005 which were subsequently exchanged to Renren Inc. Series A convertible preferred shares in 2006 at one-for-one ratio as a result of the Group’s 2006 Re-organization as set out in Note 1.  The Series A shares were considered as equity of the Company and therefore, the proceeds, other than the par value of the Series A shares, were booked as additional paid in capital of the Company.

In June 2003, 1000 Oaks issued 6,835,690 shares of Series B shares, with par value of $0.001 per share, and warrants (“Series B warrants”), which are exercisable to purchase 1,259,990 ordinary shares of the Company, for cash proceeds of $479.  The Series B shares and the warrants were considered as equity of the Company and therefore, the proceeds of $479 was allocated by $25 to warrants and $454 to Series B shares based on their issuance date relative fair value.  Other than the par value of $7, the proceeds for the issuance of Series B shares and warrants were booked as additional paid in capital of the Company.  In August 2005, the Series B shares and Series B warrants were split at one-for-two ratio into 13,671,380 Series B shares and warrants to purchase 2,519,980 ordinary shares along with the 1:2 stock split of ordinary shares.  In August 2005, CIAC issued additional 78,887,300 shares of Series B shares in exchange for promissory notes payable due to related party shareholders at the carrying amount of $2,471.  All Series B shares and Series B warrants were subsequently exchanged to Renren Inc.’s Series B convertible preferred shares and warrants in 2006 at one-for-one ratio as a result of the Group’s 2006 Re-organization as set out in Note 1.

On December 18, 2009, Renren Inc. repurchased 3,500,000 Series A shares and 1,457,140 Series B shares at $2,100 and $874, respectively.  The excess of the repurchase price over the initial issuance price of the repurchased shares, amounting to $2,911, was recorded as an increase of accumulated deficit.  After the completion of this repurchase, the issued and outstanding Series A shares and Series B shares were reduced to 96,500,000 and 91,101,540, respectively.

In January 2010, the Company repurchased 11,400,000 Series A shares and 9,000,000 Series B shares at $6,840 and $5,400, respectively.  In August 2010, the Company repurchased 600,000 Series B shares at $360.  The repurchased Series A and B shares were canceled immediately. The excess of the repurchase price over the initial issuance price of the repurchased shares, amounting to $12,224, was recorded as an increase of accumulated deficit.  After the completion of this repurchase, the issued and outstanding Series A shares and Series B shares were reduced to 85,100,000 and 81,501,540, respectively.

The issued and outstanding Series A shares and Series B shares were converted into ordinary shares immediately prior to the completion of the qualified IPO in May 2011 as set out in Note 15.

The key terms of the Series A shares and Series B shares are set out in Note 17.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES

In March 2006, Renren Inc. issued 215,959,520 shares of Series C convertible redeemable preferred shares (“Series C shares”) for cash proceeds of $48,100 to a group of investors.

On April 4, 2008, Renren Inc. issued 132,052,010 Series D shares for cash proceeds of $130,000 at an average price of $0.98 per Series D share to certain investors.  In connection with the issuance of Series D shares, Renren Inc. also granted certain warrants to a Series D shareholder to purchase additional Series D shares as set out in Note 18.  The warrants were determined as liabilities by the Group and therefore, the Series D shares were initially recorded at $118,074, as the result of deducting $9,165, the initial fair value of the warrants, and $2,761 issuance costs from the $130,000 issuance price.  The Company accreted the carrying amount of the Series D Shares immediately after the initial recognition to the redemption price of $130,000 and the $11,926 accretion amount was recorded as deemed dividend to the holders of the Series D shares in the year 2008.

In 2009, the Company issued additional 75,538,220 Series D shares upon the exercise of 2009 Series D warrants as set out in Note 18.

Upon the issuance of the Series D shares, Renren Inc. also repurchased 50,896,390 Series C shares at $48,100 (“2008 Buyback”), which was recorded as a reduction of carrying amount of the Series C shares.

On December 18, 2009, Renren Inc. further repurchased 37,014,690 Series C shares with cash consideration of $21,656 (“2009 Buyback”).  The consideration was $13,445 higher than the carrying amount of the purchased Series C shares, which was $8,244.  $2,477 of the total $13,445 excess was recorded as a reduction of additional paid in capital and then the remaining $10,968 was recorded as an increase of accumulated deficit when the additional paid in capital was already zero.  As a result of 2009 Buyback, the issued and outstanding Series C shares were reduced to 128,048,440.

In 2010, the Company issued additional 226,614,660 Series D shares upon the exercise of Tranche 3 and Tranche 4 Series D warrants as set out in Note 18.

The issued and outstanding Series C shares and Series D shares were automatic converted into ordinary shares immediately prior to the completion of the qualified IPO as set out in Note 15.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.          CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

The following is the roll forward of the carrying amounts of Series C and Series D shares for the two years ended December 31, 2010 and 2011:

Carrying
amount
Series C Shares:
Balance as of January 1, 2009	$36,764
Repurchase of Series C shares in December 18, 2009	(8,244)

Balance as of December 31, 2009 and 2010	28,520
Conversion to ordinary shares as set out in Note 18	(28,520)

Balance as of December 31, 2011	$—

Carrying
amount
Series D shares:
Balance as of January 1, 2009	$130,000
Exercise of 2009 Series D warrants (Note 18)	63,398

Balance as of December 31, 2009	193,398
Exercise of Tranche 3 Series D warrants (Note 18)	98,538
Exercise of Tranche 4 Series D warrants (Note 18)	279,503

Balance as of December 31, 2010	571,439
Conversion to ordinary shares as set out in Note 18	(571,439)

Balance as of December 31, 2011	$—

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.          CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Except for the Series C and Series D shares redemption feature, all of the preferred shares, including Series A, B, C and D shares have substantial the same terms and are summarized as follows:

Redemption

For a period of nine months after March 2, 2011, at the election of the majority holders of the Series C shares, the Company shall redeem all of the outstanding Series C shares in cash at a redemption price per Series C share equal to the applicable original issuance price per Series C share plus all declared but unpaid dividends.

For a period of nine months after April 4, 2013 or 5th anniversary of the actual date of exercise of the 2009 and 2010 Series D warrants as set out in Note 18, at the election of the majority holders of the Series D shares, the Company shall redeem all of the outstanding Series D shares in cash at a redemption price per Series D shares equal to the applicable original issuance price per Series D shares plus all declared but unpaid dividends.

The Series A and Series B convertible preferred shares are not redeemable.

Conversion

Each preferred share shall be convertible, at the option of the holder, at any time after issuance into such number of ordinary shares as determined by dividing the original issuance price by the conversion price.  The conversion price is initially set at the original issuance price and then subject to adjustments for dilution, including but not limited to issuance of additional ordinary shares and share splits, in accordance with the conversion provisions of the Company’s articles of association.  The preferred shares are also automatically converted at the consummation of the Company’s sale of ordinary shares in an underwritten IPO that results in aggregate gross proceeds not less than $50,000 (net of underwriting discounts and commissions).  The conversion price for Series A shares, Series B shares, Series C shares and Series D shares are $0.0035, $0.035, $0.228 and $0.093, respectively.

Voting rights

Each preferred share shall carry a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such matters.

Dividends

The preferred shares are entitled to receive the same amount of dividend payable to the holders of ordinary shares, if declared by the Board of Directors of the Company, on the as-if converted basis.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.          CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Liquidation preference

In the event of any liquidation or sale transaction of the Company, either voluntary or involuntary, distributions to the shareholders of the Company shall be made in the following manner:

(1)                                  on a pari passu basis, each holder of the Series C and Series D shares shall be entitled to receive an amount equal to their original share issuance price for each Series C and Series D shares then held by such holder and an amount equal to all declared but unpaid dividends thereupon, prior to and in preference to any payment or distribution of any of the assets or surplus funds of the holders of the ordinary shares or any other class or series of shares.  If the asset and funds legally available for payment or distribution is insufficient to permit the payment or distribution in full, payment or distribution shall be paid on a pro rata basis among the shareholders of Series C and Series D shares.

As of December 31, 2010, the liquidation value of Series C and Series D shares are $26,713 and $403,854, respectively.

(2)                                  after distribution to holders of Series C and Series D shares in full, each holder of the Series A shares and Series B shares shall be entitled to receive an amount equal to the original share issuance price for each Series A shares and Series B share then held by such holder and an amount equal to all declared but unpaid dividends thereupon, prior to and in preference to any distribution of any of the assets or surplus funds to the holders of the ordinary shares.  If the asset and funds legally available for payment or distribution is insufficient to permit the payment or distribution in full, payment or distribution shall be paid on a pro rata basis to the shareholder of Series A shares and Series B shares.

The remaining assets of the Company, if any, shall be paid or distributed to the holders of Series A shares, Series B shares, Series C shares, Series D shares and ordinary shares on a pro rata basis, based on the number of ordinary shares then held by each shareholder on an as-converted basis.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.                               WARRANTS

Series B warrants:

In connection with the issuance of the Series B shares as set out in Note 15, the Company granted Series B warrants purchasing 2,519,980 ordinary shares which were exercisable at any time before June 26, 2008 at exercise price of $0.05 per share.  The Series B warrants were considered equity and were initially booked at $25, which was allocated from the Series B issuance proceeds based on the relative fair value of the Series B shares and Series B warrants.  Such warrants were exercised in June, 2008.

Series D warrants:

In connection with the issuance of the Series D shares, on April 4, 2008, Renren Inc. granted a Series D shareholder warrants to purchase additional 100,717,630 (“2009 Series D warrants”) and 201,435,250 (“2010 Series D warrants”) Series D shares of the Company with exercise price of $0.993 per Series D share.  The 2009 Series D warrants are exercisable by either the warrant holders or the Company in the period beginning on April 4, 2009 and ending on April 4, 2010.  The 2010 Series D warrants are exercisable by either the warrant holders or the Company in the period beginning on April 4, 2010 and ending on April 4, 2011.  The fair value of the 2009 Series D warrants and 2010 Series D warrants was $705 and $8,460, respectively, at the issuance date.  The warrants were determined as free standing financial instruments required to be measured at fair value since the underlying instruments, i.e.  Series D shares are redeemable instruments and therefore the warrants held by the holder are required to be classified as liability and were initially recognized at the fair value of $9,165.  However, the entire instrument comprises both a right for the warrant holder to exercise and a right for the Company to require the warrant holder to exercise.  Consequently, as at December 31, 2008 the Series D warrants were determined to be assets with fair value of $63,710 as a result of the decline of the Company’s fair value since the issuance date of the warrants.  The change in fair value of $72,875 was recorded as a gain in the consolidated statement of operations for the year ended December 31, 2008.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.          WARRANTS - continued

Series D warrants: - continued

On July 2, 2009, Renren Inc. and the warrant holder entered into an agreement to amend the 2009 Series D warrants and 2010 Series D warrants issued by Renren Inc. on April 4, 2008.  According to the amended agreement, the originally granted Series D warrants were replaced with the following terms:

(1)                                  Change of the structure of the number of warrants granted

While the total number of warrants granted did not change, the structure of the number of warrants granted were agreed to be changed as follows:

Pre-amendment

Tranches	Number of warrants

2009 Series D Warrants	100,717,630

2010 Series D Warrants	201,435,250

Total	302,152,880

After-amendment

Tranches	Number of warrants

2009 Series D Warrants	75,538,220
Tranche 3 Warrants	75,538,220
Tranche 4 Warrants	151,076,440
302,152,880

(2)                                  Change of the exercise periods: The 2009 Series D warrants are exercisable in the period beginning on April 4, 2009 and ending on July 2, 2009.  The Tranche 3 Warrants are exercisable by either the warrant holders or the Company in the period beginning on April 4, 2010 and ending on July 1, 2010, and Tranche 4 Warrants are exercisable with exercising period from April 2, 2010 to July 1, 2011.

(3)                                  Change in exercise party: the 2009 Series D warrants and the Tranche 3 Warrants are exercisable by either the warrant holder or the Company.  The Tranche 4 Warrants are only exercisable by the warrant holder.

After the amendment, the warrant holder exercised its 2009 Series D warrants in 2009 to purchase 75,538,220 Series D shares of the Company.  As a result, the cash proceeds of $63,398, after reduction of $17,007, which was the carrying amount of the warrants asset prior to the exercise, was recorded as addition to the Series D shares.

In July 2010, the Series D warrant holder exercised 75,538,220 shares Tranche 3 Series D warrants.  As a result, the cash proceeds of $84,106 plus $14,432, which was the carrying amount of the warrants liability prior to the exercise, was recorded as addition to the Series D shares.

In December 2010, the Series D warrant holder exercised the 151,076,440 Tranche 4 Series D warrants. The fair value of warrants liability prior to the exercise of $81,743 plus the consideration receivable of $198,090 for the exercise of warrants was recorded as addition to the Series D shares as of December 31, 2010. Cash proceeds of $198,090 was recorded as amounts due from related parties and was received in January 2011.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.          WARRANTS - continued

Series D warrants: - continued

The change in the carrying amounts, which were also the fair value, of the Series D warrants was summarized as follows:

Amounts

Balance as of January 1, 2009	$(63,710)
Loss on change of fair value of Series D warrants before amendment	17,818
Change in fair value as of the amendment	49,538
Exercise of 2009 Series D warrants	17,007
Loss on change of fair value of Series D warrants after amendment	828

Balance as of December 31, 2009	21,481
Loss on change of fair value of Series D warrants	74,364
Exercise of Tranche 3 Series D warrants	(14,432)
Exercise of Tranche 4 Series D warrants before the exercises	(81,413)

Balance as of December 31, 2010	$—

The fair value of the 2009 Series D Warrants and 2010 Series D Warrants were determined by the Group with the assistance of Marsh, an independent valuation firm, and was determined using the Black-Scholes option pricing model with assumptions as follows:

For 2009 Series D warrants:

	As of	As of	As of
	April 5,	December 31,	December 31,
	2008	2008	2009

Risk-fee rate of return	3.59%	2.47%	1.16%
Expected remaining contractual life of the warrants	2 years	1.26 years	0.5 years
Volatility	49.4%	78.3%	45.7%
Expected dividend yield	—	—	—

For 2010 Series D warrants:

	As of	As of	As of	As of	As of
	April 5,	December 31,	December 31,	July 2,	December 27,
	2008	2008	2009	2010	2010

Risk-fee rate of return	3.67%	3.14%	1.16~1.59%	1.26~1.43%	1.11%
Expected remaining contractual life of the warrants	3 years	2.26 years	0.5~1.5 years	0~1 year	0.5 year
Volatility	48.1%	69.9%	45.7%~65.8%	43.5%	38.0%
Expected dividend yield	—	—	—	—	—

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.                               FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group’s financial assets measured at fair value on a recurring basis as of December 31, 2010 and 2011 include available-for-sale securities as set out in Note 8 based on level 1 input. The Group’s financial liabilities measured at fair value on a recurring basis include warrants to issue Series D shares as set out in Note 18 based on Level 3 inputs as of December 31, 2009.  There were no financial liabilities measured at fair value on recurring basis as of December 31, 2010 and 2011, respectively.

The Company uses quoted prices in active markets for identical assets or liabilities (Level 1 investments) to determine the fair value of available-for-sale securities.

The Group measured the fair value of the warrants using Black-Scholes option pricing model.  In applying the pricing model, the Group considered key inputs, including exercise price, expiration life, risk free rate, dividend yield, expected volatility and the fair value of the underlying instrument of the warrants.  The warrants are considered Level 3 liabilities/assets because the Group used unobservable inputs, reflecting the Group’s assessment of the assumptions market participants would use in valuing these assets and liabilities.

The following table summarizes the Group’s financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2010, and 2011, respectively:

As of December 31, 2010
	Quoted price in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	investments	inputs	inputs
	Level 1	Level 2	Level 3	Total

Assets:
Available-for-sale securities	$62,318	$—	$—	$62,318
Total assets at fair value	$62,318	$—	$—	$62,318

As of December 31, 2011
	Quoted price in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	investments	inputs	inputs
	Level 1	Level 2	Level 3	Total

Assets:
Available-for-sale securities	$53,393	$—	$—	$53,393
Total assets at fair value	$53,393	$—	$—	$53,393

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.          FAIR VALUE MEASUREMENTS - continued

Measured on recurring basis - continued

The following table summarized the movement of the balances of the Group’s financial liabilities measured at fair value with level 3 inputs on a recurring basis:

Amounts

Balance as of January 1, 2009	$(63,710)
Exercise of 2009 Series D warrants	17,007
Loss on change of fair value of Series D warrants	68,184

Balance as of December 31, 2009	21,481
Exercise of 2010 Series D warrants	(95,845)
Loss on change of fair value of Series D warrants	74,364

Balance as of December 31, 2010	$—

Measured at fair value on a non-recurring basis

The Group measured the equity method investment in Mapbar and JMOOP and cost method investment in Hylink at fair value on a nonrecurring basis when they are deemed to be other-than temporarily impaired as set out in Note 9. The determination of fair value of the investment involves judgment as to the severity and duration of the decline below fair value.  The fair values of these investments are determined based on best information available, primarily the management estimation on the future performance of the investees and the recoverability of the investment.

The Group re-measured certain intangible assets at their value on a nonrecurring basis as results of the impairment loss recognized in 2011, as set out in Note 11.  The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and discount rate.

20.                               NONCONTROLLING INTEREST

Total

Noncontrolling interest in Qingting Changyou	$542
Net loss	(252)
Exchange Difference	10

Balance as of December 31, 2011	$300

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.                               SHARE-BASED COMPENSATION

Stock Options

The Company adopted 2003 Stock Incentive Option Plan (the “2003 Plan”), 2004 Stock Incentive Option Plan (the “2004 Plan”), 2005 Stock Incentive Option Plan (the “2005 Plan”), 2006 Stock Incentive Option Plan (the “2006 Plan”), 2008 Stock Incentive Option Plan (the “2008 Plan”), and 2009 Stock Incentive Option Plan (the “2009 Plan”) for the granting of stock options and incentive stock options to employees and executives to reward them for service to the Company and to provide incentives for future service.

In October 2007, the Company’s Board of Directors approved 27,006,040 shares for option grants under the 2006 Plan.  The majority options will vest over four years where 25% of the options will vest at the end of the first year, 25% will vest yearly in the second year through the fourth years.  The stock options expire 10 years from the date of grant.  All the authorized 27,006,040 options were granted to employees, management and external advisors in 2007.

On January 31, 2008, the Company’s Board of Directors approved 60,312,000 shares for option grants under the 2008 Plan.  The options were granted in two batches with the majority options to be vested over four years.  For Batch I options, 25% will be vested on the first anniversary and the remaining will vest 1/36 monthly from the second year to the fourth year, whereas Batch II options will be vested evenly on monthly basis over the four years period.  The stock options expire in 10 years from the date of grant.  All the authorized 60,312,000 options were granted to employees and management in 2008.

On October 15, 2009, the Company’s Board of Directors approved 39, 064,000 shares for option grants under the 2009 Plan.  The options will vest over three years where 25% of the options will vest on the grant date, 75% will vest evenly each subsequent calendar month through the three years.  The stock options expire in 10 years from the date of grant.  All the authorized 39, 064,000 options were granted to employees and management in 2009.

On various dates from March to October 2010, the Company granted 3,980, 630 stock options to certain employees and advisor at exercise price of $1.80 per share.  The options will vest either (1) 100% immediately upon grant, (2) over two years where 50% of the options will vest at the end of the first year, 1/24 will vest at each of the monthly anniversary for the grant date from the second year or (3) over four years where 25% of the options will vest at the end of the first year, 1/36 of the remaining 75% will vest at each of the monthly anniversary for the grant date from the second year through the fourth years.

In June 2010, the Board of Directors approved the early exercise of 84,395,110 stock options held by seven company executives in exchange for promissory notes with an interest rate of 5.4% per annum.  The early exercise did not change the vesting schedule and other terms of the options granted.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.          SHARE-BASED COMPENSATION - continued

Stock Options - continued

The promissory notes are due and payable at the earlier of 3 years from issuance, termination of employment with the Group, or an initial public offering of the Company or any subsidiaries of its subsidiaries.  The loans are secured by the pledge of the underlying ordinary share issued upon the early exercise.

The promissory notes are considered in-substance nonrecourse loans and consequently in substance the options still remain to be exercised. The shares issued upon the early exercise were not included in the calculation of basic earnings per share. The promissory notes have been fully paid in 2011.

The exercise with promissory notes was considered as a modification to the share-based compensation arrangement but without an incremental compensation cost.

In January 2011, the Board of Directors approved the early exercise of 44,000 stock options held by David Chao. The shares were legally issued but unvested, and the Company recorded par value in ordinary shares and difference between cash received and par value in additional capital.

In January 2011, the Company granted 12,608,500 share options to certain employees and advisors at the exercise price of $1.2 per share, where 25% of the options were vested on December 31, 2011 and 1/36 of the remaining 75% will be vested at each of the monthly anniversary of the grant date since December 31, 2011 through the end of the fourth year. The Group has determined the grant day fair value of the options was $7,649, which will be recognized in the consolidated statement of operations in the next four years.

The share options granted to the advisors have been accounted for share-based compensation to non-employees and marketed to market at the end of each period during vesting period. Total non-employees share-based compensation expenses was $ 662 for the year ended December 31, 2011.

In April 2011, the Board of Directors approved the early exercise of 440,000 share options held by a director of the Company at the cash proceeds of $528. The early exercise did not change the vesting schedule and the terms, automatic forfeiture upon employment termination before the original vesting period, of the options granted.

In September 2011, the Company granted 519,000 share options to certain employees with the exercise price of $1.76 per share, where 25% of the options were vested on various defined vesting commencement date per the share option agreements and 1/36 of the remaining 75% will be vested at each calendar month subsequent to first anniversary of the vesting commencement date through the end of the fourth year.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.          SHARE-BASED COMPENSATION - continued

Stock Options - continued

In December 2011, the Company granted 1,639,107 share options to certain employees with exercise price of $1.1 per share. For 60,000 share options of the total share options granted, 25% of the share options were vested on November 9, 2012 and 1/36 of the remaining 75% will be vested at the ninth day of each calendar month after November 9, 2012 through the end of the fourth year. For 1,579,107 share options of the total share options granted, 25% of the options were vested on December 31, 2012 and 1/36 of the remaining 75% will be vested at the end of each calendar month after December 31, 2012 through the end of the fourth year.

The fair value of the options granted is estimated on the date of grant using the Black-Scholes option-pricing model with assistance from Marsh, an independent valuation firm, with the following assumptions used.

	Year ended December 31,
	2009	2010	2011

Risk-free interest rate	3.16%	0.96~3.49%	1.62~3.25%
Expected life (years)	6.08	0.36~7.27	5.92~6.09
Volatility rate	63.60%	42.0%~61.0%	54%~55%
Dividend yield	—	—	—

(1)                               Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

(2)                               Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China Sovereign Bonds with a maturity period close to the expected term of the options.

(3)                               Expected term

For the options granted to employees, as the Company did not have sufficient historical share option exercise experience, it estimated the expected term as the average between the vesting term of the options and the original contractual term.

For the options granted to non-employees, the Company estimated the expected term as the original contractual term.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.          SHARE-BASED COMPENSATION - continued

Stock Options - continued

(4)                               Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5)                               Exercise price

The exercise price of the options was determined by the Group’s board of directors.

(6)                               Fair value of underlying ordinary shares

Before initial public offering, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation.  The management estimated the fair value of the ordinary shares on the grant dates with the assistance of Marsh, an independent valuation firm. After initial public offering, the market price of the Company’s ordinary shares on the grant date was used.

The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011 were $83, $10,786 and $74,233, respectively.

The following table summarizes information with respect to share options outstanding as of December 31, 2011:

	Options outstanding				Options exercisable
		Weighted	weighted	weighted		Weighted	Weighted	weighted
		average	average	average		average	average	average
	Number	remaining	exercise	intrinsic	Number of	exercise	contractual	intrinsic
Range of exercise prices	outstanding	contractual life	price	value	exercisable	price	remaining life	value

$0.08~$0.18	44,876,019	6.62	$0.17	$45,308	25,899,021	$0.17	5.79	$26,268
$0.2~$0.3	1,143,880	4.87	$0.23	1,085	1,143,870	0.23	4.87	1,085
$0.35~$0.38	1,120,000	5.78	$0.36	927	1,119,990	0.36	5.78	927
$1.1~$1.2	11,647,607	9.15	$1.19	—	2,419,338	1.20	9.02	—
$1.76	519,000	9.73	$1.76	—	—	—	—	—
$3.33	2,604,000	9.30	$3.33	—	—	—	—	—
	61,910,506			$47,320	30,582,219			$28,280

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.          SHARE-BASED COMPENSATION - continued

Stock Options - continued

		weighted	weighted	weighted
		average	average	average
		exercise	fair value	intrinsic value
	Number of shares	price	at grant date	at grant date
Balance, January 1, 2011	122,907,500	$0.18
Granted	18,113,107	1.60	1.60	—
Exercised	(74,329,066)	0.18
Cancelled	(4,781,035)	1.16
Balance, December 31, 2011	61,910,506	0.51
Exercisable, December 31, 2011	30,582,219	$0.26
Expected to vest, December 31, 2011	31,328,287	$0.76

The following table summarizes the activity of the stock options granted:

		Weighted	Weighted	Weighted average
		average	average fair	intrinsic value
	Options	exercise price	value per option	per option
Grant date	granted	per option	at grant date	at the grant dates

Balance, January 1, 2009	100,564,580	$0.18
Granted	39,064,000	0.18	$0.22	$0.04
Exercised	(1,500,000)	0.18
Forfeited	(2,837,170)	0.18
Balance, December 31, 2009	135,291,410	0.18
Granted	3,980,630	0.18	$0.36	$0.18
Exercised	(11,058,330)	0.14
Forfeited	(5,306,210)	0.18
Balance, December 31, 2010	122,907,500	0.18
Granted	18,113,107	1.60	$1.60	$—
Exercised	(74,329,066)	0.18
Forfeited	(4,781,035)	1.16
Balance, December 31, 2011	61,910,506	0.51
Exercisable, December 31, 2010	79,237,070	$0.18
Exercisable, December 31, 2011	30,582,219	$0.26
Expected to vest, December 31, 2011	31,328,287	$0.76

For employee stock options, the Group recorded share-based compensation of $2,133 and $2,790 and $4,861 during the years ended December 31, 2009, 2010, and 2011 respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.          SHARE-BASED COMPENSATION - continued

Stock Options - continued

For non-employee options the Group recorded share-based compensation of $123, $8, and $662 during the years ended December 31, 2009, 2010, and 2011 respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

These amounts were classified as research and development expenses at $232, $572 and $1,628 selling and marketing expenses at $78, $121 and $448 and general and administrative expenses at $1,946 (including $123 for non-employees), $2,105 (including $8 for non-employees) and $3,447 (including $662 for non-employees) respectively, for the years ended December 31, 2009, 2010 and 2011, in the accompanying consolidated statement of operations.

As of December 31 2011, there was $12,751 unrecognized share-based compensation cost relating to share options.  This amount is expected to be recognized over a weighted-average vesting period of 2.04 years.

Restricted Shares

In May 2011, the Company granted 18,000 restricted Class A ordinary shares to David Chao under 2009 Share Incentive Plan. The restricted shares were vested in three months from May 12, 2011.

In September 2011, the Company granted 60,000 restricted Class A ordinary shares to an employee under 2009 Share Incentive Plan. 25% of the total restricted shares will be vested on August 31, 2012 and thereafter the remaining 75% will be vested at the ending of each calendar month subsequent to September 1, 2012.

In December 2011, the Company granted 3,750,000 restricted Class A ordinary shares to employees under 2009 Share Incentive Plan.  25% of the restricted shares will be vested on the first anniversary of the vesting commencement date as of October 26, 2012 and thereafter the remaining 75% will be vested at the 26th day of each calendar month subsequent to October 26, 2012.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.          SHARE-BASED COMPENSATION - continued

Restricted Shares - continued

A summary of the restricted shares activity is as follows:

		Weighted
	Weighted	average fair value
	number of	per ordinary
	restricted	share at the
	shares	grant dates

Granted	3,828,000	$1.12
Vested	(18,000)	4.20
Forfeited	—	—
Outstanding as of December 31, 2011	3, 810,000	$1.11

The total fair value of restricted shares vested during the years ended December 31, 2011 was $4,230, respectively.

The Company recorded compensation expense based on the fair value of restricted shares on the grant dates over the requisite service period of award using the straight line vesting attribution method.  The fair value of the restricted shares on the grant date was the closing market price of the ordinary shares as of the date.  For restricted share granted in 2011, the fair value at the date of grant was $ 1.12 per share.  The related compensation expense of $255 was recorded in 2011.

There was total unrecognized compensation expense of $3,639 related to restricted shares granted as of December 31, 2011.  The expense is expected to be recognized over a weighted-average period of 3.82 years according to the graded vesting schedule.

The amount of share-based compensation attributable to selling and marketing, research and development and general and administrative expenses, and included in those line items in the accompanying consolidated statements of operations is as follows:

	Year ended December 31,
	2009	2010	2011

Gross amount:
Selling and marketing	$78	$121	$448
Research and development	232	572	1,628
General and administrative	1,946	2,105	3,447
Total share-based compensation expense	$2,256	$2,798	$5,523

The total income tax benefit recognized in the statements of operations for share-based compensation was nil for 2009, 2010, and 2011.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

22.                               SUBSCRIPTION RECEIVABLE

In October 2010, the Company issued 7,000,000 ordinary shares to two Company executives at $0.701 per share, respectively.  The two executives issued promissory notes of $4,909 bearing an interest rate of 5.6% per annum to the Company to settle the issuance consideration.  The promissory notes become due and payable at the earlier of (1)3 years, (2) termination of employment of the two executives with the Group, and (2) immediately prior to the Company’s qualified IPO.  The loans are secured by the pledge of the underlying ordinary shares to be issued.  The Group recorded the loans receivable as subscription receivable, a contra-account in equity, as of December 31, 2010. The subscription receivable had been collected in April 14, 2011.

23.                               EXCHANGE GAIN/LOSS FROM DUAL CURRENCY DEPOSITS / BANK OFFSHORE ACCOUNTS

The Company entered into contracts with a bank with respect to dual currency deposits (“DCDs”), which were denominated in currencies other than the functional currency of the Company and were generally of 7 days to 21 days duration at a fixed interest rate.  The Group made the investment in dual currency deposits for the purpose of enhancing the yields of the Group’s cash balances.  At December 31, 2010 and 2011, there was no DCD contract outstanding, and due to the fluctuation of the foreign exchange rates, the Group recognized a profit of $1,673, $3,781 and $2,013 for the years ended December 31, 2009, 2010 and 2011, respectively.

Exchange gain of $ 5,740 was attributable in bank deposit for the year ended December 31, 2011.

24.                               RELATED PARTY BALANCES AND TRANSACTIONS

Details of related party balances and transactions as of December 31, 2010 and 2011 are as follows:

(1)                                  Amount due from related parties

As of December 31, 2010 and 2011, amounts due from related parties are $218,456 and $573, respectively,  and details are as follows:

(a)                                  Other receivables from management:

	As of December 31,
	2010	2011

James Jian Liu, a director of the Company	$747	$—
Hui Huang, Chief Financial Officer of the Company	68	—
Joseph Chen, a director of the Company	1,108	—
Total	$1,923	$—

The amount was unsecured and non-interest bearing and fully settled in 2011.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

24.                               RELATED PARTY BALANCES AND TRANSACTIONS - continued

(1)                                 Amount due from related parties - continued

(b)                                 Consideration receivable from disposal of Mop.com and Gummy Inc.:

	As of December 31,
	2010	2011

OPH, an entity controlled by the CEO of the Company (Note 4)	$18,443	$—

Total	$18,443	$—

The amount $ 18,443 was settled in January 2011.

(c)                                  Consideration receivables from exercise of Tranche 4 Series D warrants:

	As of December 31,
	2010	2011

Softbank Inc., a principal Shareholder (Note 18)	$198,090	$—

The consideration was subsequently received in January 2011.

(d)                                 Receivables with related parties :

	As of December 31,
	2010	2011

Gummy Inc., subsidiary of Oak Pacific Holdings (“OPH”)	$—	$19
Beijing Qian Xiang Hu Lian Technology Development Co., Ltd., subsidiary of OPH	—	78
Sinoway International Education Group Limited, equity method investment of OPH	—	476

Total	$—	$573

OPH is an entity controlled by the CEO of the Company. The two subsidiaries of OPH, Gummy Inc. and Beijing Qian Xiang Hu Lian Technology have acted as collection agents of the Group during 2011.  The Group has provided advertising services to Sinoway International Educational Group Limited, an equity investment of OPH. The amounts are unsecured and non-interest bearing.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

24.                               RELATED PARTY BALANCES AND TRANSACTIONS - continued

(2)                                 Payables due to related party:

	As of December 31,
	2010	2011

Beijing Qian Xiang Hu Lian Technology Development Co., Ltd., subsidiary of OPH	$—	$51

Total	$—	$51

Beijing Qian Xiang Hu Lian Technology has provided internet services to the Group. The amounts are unsecured and non-interest bearing.

(3)                                 Transactions with related parties for amount due from related parties

	Years ended December 31,
	2009	2010	2011

SIE advertising service provided to Sinoway International Education Group Limited, equity method investment of OPH	$—	$—	$689
Back office service provided to Beijing Qian Xiang Hu Lian Technology Development Co., Ltd., subsidiary of OPH	—	—	341
Third party payment collection service provided to Beijing Wang Lu Technology Co., Ltd., subsidiary of OPH	—	—	47
Third party payment collection service provided to Gummy Inc., subsidiary of OPH	—	—	44

Total	$—	$—	$1,121

(4)                                 Transactions with related parties for amount due to related parties

	Years ended December 31,
	2009	2010	2011

LBS service provided by Mapbar Technology Limited	$—	$—	$76
Internet service provided by Beijing Qian Xiang Hu Lian Technology Development Co., Ltd., subsidiary of OPH	—	—	$51

Total	$—	$—	$127

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

25.                               SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.  The Group has one operating segment.

Components of net revenues are presented in the following table:

	Years ended December 31,
	2009	2010	2011

Online advertising	$18,408	$32,003	$59,613
IVAS:
Online gaming	23,565	34,413	42,289
Other IVAS	4,711	10,119	16,065

Sub-total	28,276	44,532	58,354

Total	$46,684	$76,535	$117,967

Substantially all of the Company’s revenue for the years ended December 31, 2009, 2010 and 2011 was generated from the PRC.

As of December 31, 2010 and 2011, respectively, substantially all of long-lived assets of the Group are located in the PRC.

26.                               EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the years ended:

	Years ended December 31,
	2009	2010	2011

Net income (loss):
Income (loss) from continuing operations	$(68,267)	$(61,195)	$41,004
Income (loss) on discontinued operations, net of taxes	(1,848)	(2,960)	—
Net income (loss)	(70,115)	(64,155)	41,004
Add: net loss from discontinued operations attributable to noncontrolling interest	—	—	252
Net income (loss) attributable to Renren Inc. shareholders before allocation to participating securities	(70,115)	(64,155)	41,256
Less: Net income (loss) allocated to participating securities (i)
Excess of repurchase consideration paid over carrying value of Series A preferred share (ii)	(2,088)	(6,800)	—
Other distributed earnings allocated to Series A shares	—	—	—

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

26.                               EARNINGS PER SHARE - continued

	Years ended December 31,
	2009	2010	2011

Net income attributable to Series A preferred share holder for computing basic net income per ordinary share	$(2,088)	$(6,800)	$—
Excess of repurchase consideration paid over carrying value of Series B preferred share (ii):	(823)	(5,424)	—
Other distributed earnings allocated to Series B shares	—	—	—

Net income attributable to Series B preferred share holder for computing basic net income per ordinary share	(823)	(5,424)	—
Excess of repurchase consideration paid over carrying value of Series C preferred share (ii):	(13,445)	—	—
Other distributed earnings allocated to Series C shares	—	—	—

Net income attributable to Series C preferred share holder for computing basic net income per ordinary share	(13,445)	—	—
Accretion to Series D shares to the redemption value	—	—	—
Other distributed earnings allocated to Series D shares	—	—	—

Net income attributable to Series D preferred share holder for computing basic net income per ordinary share	—	—	—
Net income (loss) allocated for computing net income (loss) per ordinary shares
- continuing operations	(84,623)	(73,419)	41,004
- discontinued operations	(1,848)	(2,960)	—
Net loss attributable to the noncontrolling interest, net of taxes	—	—	252

Net loss attributable to Renren Inc. shareholders	$(86,471)	$(76,379)	$41,256

Weighted average number of ordinary shares outstanding used in computing net income (loss) per ordinary share-basic	250,730,367	244,613,530	850,670,583
Incremental weighted average ordinary shares from assumed exercise of stock options using the treasury stock method	—	—	50,669,798
Weighted average ordinary shares outstanding used in computing diluted earnings per share	—	—	50,669,798

Weighted average number of ordinary shares outstanding used in computing net income (loss) per ordinary share-diluted (iii)	250,730,367	244,613,530	901,340,381

Net loss per ordinary share attributable to Renren Inc. shareholders - basic:
Income (loss) from continuing operations	$(0.34)	$(0.30)	$0.05
Loss on discontinued operations	(0.01)	(0.01)	—

Net loss per ordinary share attributable to Renren Inc. shareholders - basic:	$(0.35)	$(0.31)	$0.05

Net loss per ordinary share attributable to Renren Inc. shareholders - diluted:
Income (loss) from continuing operations	$(0.34)	$(0.30)	$0.05
Income (loss) on discontinued operations	(0.01)	(0.01)	—

Net loss per ordinary share attributable to Renren Inc. shareholders - diluted:	$(0.35)	$(0.31)	$0.05

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

26.          EARNINGS PER SHARE - continued

Notes:

(i)            The Group has determined that its convertible preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis.  The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares.  Accordingly, the Group uses the two-class method of computing net income per share, for ordinary and preferred shares according to participation rights in undistributed earnings.

(ii)           The Company repurchased certain Series A, B and C preferred shares in year 2009 and 2010, respectively, as set out in Note 15 and Note 16.  The excesses of the cash consideration paid by the Company to redeem such preferred shares over the carrying amount of the preferred shares as of the redemption dates were subtracted from the net income (loss) to arrive at the net income (loss) allocated for computing net income (loss) for ordinary shares for continuing operations.

(iii)          The Series A shares, Series B shares, Series C shares, Series D shares and Series D warrants outstanding during 2009 and 2010 could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income (loss) per share for the years ended December 31, 2009 and 2010 because their effect would be anti-dilutive.

27.          COMMITMENTS

(a)           Operating lease as lessee

The Group leases its facilities and offices under non-cancelable operating lease agreements.  In addition, the Group pays telecommunications carriers and other service providers for telecommunications services and for hosting its servers at their internet data centers under non-cancelable agreements, which are treated as operating leases.  These leases expire through 2012 and are renewable upon negotiation.  Rental expenses under operating leases for 2009, 2010 and 2011 were, $9,395, $13,527, and $17, 374, respectively.

The remaining lease commitment will be paid in 2012 and 2013.Future minimum lease payments under such leases as of December 31, 2011 were as follows:

2012	$22,058
2013	8,835
$30,893

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

27.          COMMITMENTS - continued

(b)           Capital commitments

As of December 31, 2011, capital commitments for purchase of office property are $30,948 which will be due in 2012.

28.          CONTINGENCY

(i)            As of December 31, 2009, one of the subsidiaries of the Group was involved in a pending lawsuit as the defendant.  The plaintiff filed a claim of $1,465 against the subsidiary of the Group that has arisen in the normal course of business.  Based on the advice of counsel and the Group’s assessment, a liability of $732 was accrued in other payables for potential liability upon settlement of this lawsuit which represented the 50% of the claimed amount by the plaintiff and reflected the reasonable estimate of the management on the probable unfavorable outcome of the litigation considering all available information at that time.

In October 2010, the local court in Beijing rendered a judgment, which requested the Group to pay damages in an amount equivalent to approximately $60 to the plaintiff. The plaintiff appealed the court’s ruling and based on available information, the management reversed $581 of the accrual and retained $151 accrual as of December 31, 2010. On April 11, 2011, the Beijing Higher People’s Court announced its final judgment, which rejected the appeal by Kaixin001.com, and sustained the original judgment by the local court in Beijing. As a result, the Group paid damages in an amount equivalent to approximately $60 to the plaintiff and reversed accruals accordingly.

(ii)           As the social commerce industry in China is at an early stage of development, currently there are no PRC laws or regulations specifically governing the social commerce business in China. In particular, currently there is no PRC law or regulation specifically addressing the business tax obligations associated to social commerce services. The Group believes it is appropriate and reports revenue for business tax purposes to the relevant government authority in the same manner as the revenues are recognized from an accounting perspective, i.e. on a net basis as set out in Note 2. However, if the relevant government authority were to determine that business tax should be paid on the gross amount of sales relating to the social commerce services, this would result in an increase of approximately $650 and $6,957 of additional liability for business tax and a consequent reduction in net income for the year 2010 and 2011, respectively. In addition, the PRC tax authorities may impose late payment fees and other penalties on the Group for any unpaid business taxes.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

29.          EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The Group accrues for these benefits based on certain percentages of the employees’ salaries.  The total provisions for such employee benefits were $3,344, $6,078 and $10,676 for the years ended December 31, 2009 , 2010 and 2011 respectively.

30.          STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIEs located in the PRC (mainland), being foreign invested enterprises established in the PRC (mainland), are required to provide for certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts.  The Group’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries.

The appropriation to the enterprise expansion these reserves by the Group’s PRC (mainland) subsidiaries were $2,595 ,$2,595 and $3,507 for the years ended December 31, 2009 ,2010 and 2011.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC laws and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Group.  Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs.  As of December 31, 2010 and December 31, 2011, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution were $29,748 and $62,275.  As of December 31, 2010 and December 31,2011, the aggregate amounts of net assets of the relevant subsidiaries and VIEs in the Group free of restriction from distribution was $11,127 and $30,546.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of US dollars, except share data and per share data, or otherwise noted)

31.          SUBSEQUENT EVENTS

Purchase of marketable securities and subscription of US IPO

As of the date of this report, the Company had purchased marketable securities of certain US listed companies at an aggregate consideration of $20,847.

Beijing Qingting Changyou Technology Development Co. Ltd. (Qingting Changyou) agreement

The Group entered an agreement with eLong Inc (“eLong”) in February 2012 to purchase the remaining 35% equity interests of Qingting Changyou from eLong at the total cash consideration of $555. As a result, Qingting Changyou became a 100% owned subsidiary of the Group.

Issuance of share options

On April 5, 2012, the Company issued 24,636,000 share options under the Company’s 2011 share incentive plan to its executives, non-executives directors and employees with the exercise price of $1.82 per share. For 24,300,000 share options of the total share options, 25% of the options will be vested on April 4, 2013 and 1/36 of the remaining 75% will be vested at the fourth day of each calendar month after April 4, 2013 through the end of the fourth year. For 240,000 share options of the total share options, 25% of the options will be vested on February 28, 2013 and 1/36 of the remaining 75% will be vested at the end of each calendar month after February 28, 2013 through the end of the fourth year. For 90,000 share options of the total share options, 25% of the options will be vested on January 8, 2013 and 1/36 of the remaining 75% will be vested at the eighth day of each calendar month after January 8, 2013 through the end of the fourth year. For 6,000 share options of the total share options, 25% of the options will be vested on March 18, 2013 and 1/36 of the remaining 75% will be vested at the eighteenth day of each calendar month after March 18, 2013 through the end of the fourth year. The Group has determined the fair value of the options was approximately $24,000 on the grant date, which will be recognized as a share-based compensation cost in the consolidated statements of operations in the next four years on a straight line basis.