Form 20-F
period 2012-12-31
Renren Inc.
filed 2013-04-23
CIK 1509223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2012.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

For the transition period from to

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares, each representing three Class A ordinary shares Class A ordinary shares, par value US$0.001 per share*	The New York Stock Exchange

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

As of December 31, 2012, 733,464,575 Class A ordinary shares, par value US$0.001 per share and 405,388,450 Class B ordinary shares, par value US$0.001 per share were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•                  “Activated users” refers to the number of Renren user accounts that have been registered and activated.  Our users may register with us through their mobile phone number or their email address. Following registration by mobile phone number, the mobile phone will receive an SMS verification code, which must be entered to activate the account. Following registration by email address, an email containing an activation link will automatically be sent to the user’s email address, and the user must then activate by clicking the link. Not all registered users activate the accounts they register with us.

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

•                  “SNS” refers to social networking services.

•                  “We,” “us,” “our company,” and “our” refer to Renren Inc. and its subsidiaries, its consolidated affiliated entities, and subsidiaries of its consolidated affiliated entities.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.2301 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2012. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

•                  the expected growth of the SNS, online games, online advertising and social commerce businesses in China;

•                  our expectations regarding demand for and market acceptance of our services;

•                  our expectations regarding the retention and strengthening of our relationships with advertisers;

•                  changes in technology affecting our business, and our company’s responses to these changes;

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

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

A.                                                 Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report.  Our selected consolidated statement of operations data for the years ended December 31, 2008 and 2009 and our selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements not included in this annual report.

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

Our historical results do not necessarily indicate results expected for any future periods.

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of US$, except for share, per share and per ADS data)
Summary Consolidated Statement of Operations Data:
Net revenues	$13,782	$46,684	$76,535	$117,967	$176,086
Cost of revenues	5,667	10,379	16,624	26,233	66,619
Gross profit	8,115	36,305	59,911	91,734	109,467
Operating expenses(1):
Selling and marketing	7,111	19,375	20,281	62,050	82,789
Research and development	4,921	12,937	23,699	40,310	79,541
General and administrative	4,045	6,510	7,511	17,215	38,860
Impairment of intangible assets	—	211	739	2,351	—
Total operating expenses	16,077	39,033	52,230	121,926	201,190
Income (loss) from operations	(7,962)	(2,728)	7,681	(30,192)	(91,723)
Other income	—	—	—	2,340	2,446
Change in fair value of warrants	72,875	(68,184)	(74,364)	—	—
Exchange gain (loss) on dual currency deposit/offshore bank accounts	(12,908)	1,673	3,781	7,753	(1,769)
Interest income	801	288	335	9,619	20,067
Realized gain on available-for-sale investments	—	755	—	50,911	4,317
Gain on disposal of cost of method investment	—	—	40	—	—
Impairment of cost method investment	(350)	—	—	(79)	—
Income (loss) before provision for income tax and earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	52,456	(68,196)	(62,527)	40,352	(66,662)
Income tax benefit (expenses)	(523)	31	1,332	(668)	(920)
Income (loss) before earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	51,933	(68,165)	(61,195)	39,684	(67,582)
Earnings (loss) in equity method investments, net of income taxes	(41)	(102)	—	1,320	(7,471)
Income (loss) from continuing operations	51,892	(68,267)	(61,195)	41,004	(75,053)
Loss from discontinued operations, net of income taxes	(2,740)	(2,481)	(4,301)	—	—
Gain on disposal of discontinued operations, net of income taxes	—	633	1,341	—	—
Loss on discontinued operations, net of income taxes	(2,740)	(1,848)	(2,960)	—	—
Net (loss) income	49,152	(70,115)	(64,155)	41,004	(75,053)
Add: Net loss attributable to the noncontrolling interest, net of income taxes of nil	185	—	—	252	27
Net (loss) income attributable to Renren Inc.	$49,337	$(70,115)	$(64,155)	$41,256	$(75,026)
Net income (loss) per share:
Net income (loss) from continuing operations attributable to Renren Inc. shareholders:
Basic	$0.00	$(0.34)	$(0.30)	$0.05	$(0.07)
Diluted	$0.00	$(0.34)	$(0.30)	$0.05	$(0.07)
Net loss from discontinued operations attributable to Renren Inc. shareholders:
Basic	$(0.01)	$(0.01)	$(0.01)	$—	$—
Diluted	$(0.01)	$(0.01)	$(0.01)	$—	$—
Net income (loss) attributable to Renren Inc. shareholders:
Basic	$(0.01)	$(0.35)	$(0.31)	$0.05	$(0.07)
Diluted	$(0.01)	$(0.35)	$(0.31)	$0.05	$(0.07)
Net income (loss) per ADS(2):
Basic	$(0.02)	$(1.03)	$(0.94)	$0.15	$(0.20)
Diluted	$(0.02)	$(1.03)	$(0.94)	$0.14	$(0.20)
Weighted average number of shares used in calculating net income (loss) per ordinary share:
Basic	247,587,070	250,730,367	244,613,530	850,670,583	1,151,659,545
Diluted	251,533,130	250,730,367	244,613,530	901,340,381	1,151,659,545

(1)         Including share-based compensation expenses as set forth below:

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of US$)
Allocation of Share-based Compensation Expenses:
Selling and marketing	$79	$78	$121	$448	$562
Research and development	176	232	572	1,628	1,580
General and administrative	977	1,946	2,105	3,447	8,755
Total share-based compensation expenses	$1,232	$2,256	$2,798	$5,523	$10,897

(2)         Each ADS represents three Class A ordinary shares.

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands of US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$51,424	$90,376	$136,063	$284,643	$207,438
Term deposit	—	—	—	702,680	550,000
Short-term investments	14,369	36,369	62,318	53,393	147,045
Accounts receivable, net	5,991	14,362	12,815	14,911	18,402
Warrants—asset	63,710	—	—	—	—
Total current assets	138,011	147,409	437,519	1,116,970	952,734
Total assets	165,244	179,122	456,474	1,278,008	1,201,813
Warrants—liability	—	21,481	—	—	—
Total current liabilities	9,640	40,769	25,391	60,487	90,119
Total liabilities	10,881	41,706	25,907	67,463	96,683
Series C convertible redeemable preferred shares	36,764	28,520	28,520	—	—
Series D convertible redeemable preferred shares	130,000	193,398	571,439	—	—
Total equity (deficit)	$(12,401)	$(84,502)	$(169,392)	$1,210,545	$1,105,130

B.                                                 Capitalization and Indebtedness

Not applicable.

C.                                                 Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                                 Risk Factors

Risks Related to Our Business and Industry

If we fail to continuously anticipate user preferences and provide attractive services and applications, we may not be able to increase the size and level of engagement of our user base.

The success of our business depends on our ability to grow our user base and keep our users highly engaged.  In order to attract and retain users, we must continue to innovate and introduce services and applications that our users find enjoyable.  If we fail to anticipate and meet the needs of our users, the size and engagement level of our user base may decrease. Furthermore, because of the viral nature of social networking, users may switch to our competitors’ services more quickly than in other online sectors, despite the fact that it would be time-consuming for them to restart the process of establishing connections with friends and post photos and other content via one of our competitor’s services. A decrease in the number of our users would render our services less attractive to users and advertisers and may decrease our revenues, which may have a material and adverse effect on our business, financial condition and results of operations.

In addition, since a substantial number of users of our new services and products over the years had already been users of Renren.com, our SNS platform, we believe the new services we may pursue will depend upon our ability to maintain and increase the user base for our SNS platform, the level of user engagement on our platform and the stickiness of our platform. If we are unable to maintain or increase the size and level of engagement of our user base for our SNS platform, the performance of our new services may be materially and adversely affected.

We face significant competition in almost every aspect of our business. If we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.

We face significant competition in almost every aspect of our business.  In our social networking business, we compete with companies and services such as Tencent’s Q-zone and WeChat, SINA’s Weibo.com, and kaixin001.com.  In our online games business, we primarily compete with companies such as Tencent, Qihu360 and 7Road.com.  In our social commerce business, we mainly compete against meituan.com, dianping.com and lashou.com.  In our online video business, we compete against companies that enable users to upload, view and/or share video content, such as Youku Tudou, Sohu.com, iQiyi.com and Tencent, as well companies which provide online entertainment services, such as YY Inc.  Competition in the mobile landscape of these services is as intense, if not more, as with their PC counterparts.  We also compete for online advertising revenues with other websites that sell online advertising services in China.

Some of our competitors have significantly larger user bases and more established brand names and may be able to effectively leverage their user bases and brand names to provide integrated internet communication, online games, social networking and other products and services available over the internet via PCs and mobile devices and increase their respective market shares.  We may also face potential competition from global social networking service providers that seek to enter the China market.  Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do, and in turn may have an advantage in attracting and retaining users and advertisers. If we are not able to effectively compete, our user base and level of user engagement may decrease, which could make us less attractive to advertisers and materially and adversely affect our ability to maintain and increase revenues from online advertising, and which may also reduce the number of paying users that purchase our internet value-added services, or IVAS.  Similarly, we may be required to spend additional resources to further increase our brand recognition and promote our services in order to compete effectively, especially with respect to marketing of our social commerce and other new services to capture market share, which could adversely affect our profitability.

In addition, we compete for advertising budgets with traditional advertising media in China, such as television and radio stations, newspapers and magazines, and major out-of-home media.  If online advertising as a new marketing channel does not become more widely accepted in China, we may experience difficulties in competing with traditional advertising media.

We may not be able to successfully expand and monetize our mobile internet services.

An important element of our strategy is to continue to expand our mobile internet services.  We have made significant efforts in recent years to develop new mobile applications to capture a greater share of the growing number of users that access social networking, online games, social commerce and other internet services through smart phones and other mobile devices.  For example, the mobile percentage of our monthly total user time spent on Renren.com was 20.2%, 54.1% and 69.1% in December 2010, December 2011 and December 2012, respectively, and the number of our monthly unique smartphone users who accessed renren.com increased from 1.4 million in December 2010 to 8.5 million in December 2011 and to 14.0 million in December 2012. If we are unable to attract and retain a substantial number of mobile device users, or if we are slower than our competitors in developing attractive services that are adapted for such devices, we may fail to capture a significant share of an increasingly important portion of the market for our services or lose existing users, either of which may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, aside from mobile games, we are in the midst of experimenting with multiple early monetization strategies for our mobile internet services. Advertisers currently spend significantly less on advertising on mobile devices as compared to advertising on PCs, and we cannot assure you that advertisers will in the future increase their spending on advertising on mobile devices.  As our users continue to allocate more time on our mobile services instead of our traditional PC services, mobile monetization will become increasingly important as a path to profitability. Accordingly, if we are unable to successfully implement monetization strategies for our mobile users and if our users continue to increasingly access our services through mobile devices as a substitute for access through personal computers, our revenue and financial results may be negatively affected.

We may not be able to further grow our online games business.

We rely on our online games business for a substantial percentage of our revenues.  Net revenues from our online games business accounted for 45.0%, 35.9% and 51.2% of our total net revenues in 2010, 2011 and 2012, respectively.  Going forward, we expect that revenues from the online games business will continue to be a substantial percentage of our total net revenues. Reliance on the online games business subjects us to a number of risks:

•                  Continuing to develop and source new games that appeal to our game players is an important part of our business expansion plans. Our ability to develop successful new games further depends on our ability to anticipate and effectively respond to changing game player interests and preferences and technological advances in a timely manner, to attract, retain and motivate talented game development personnel and to execute effectively our game development plans.  There can be no assurance that we will be successful in each of these areas.

•                  We are dependent on hit titles as a large percentage of our online game revenues.  For example, in 2012, our top five games contributed 68% of our online games revenues, which comprised 35% of our total revenues for 2012.  Online games have a finite commercial lifespan and tend to become less popular after a few years. If our hit titles start to decrease in popularity and we do not have follow-up hit titles in our pipeline, our revenues may be negatively affected.

•                  While we have been operating in the online games business since 2007, mobile games and cross-platform games, which are games that allow users to play the same game between PC and mobile devices while also using the same account, are relatively new in the games sector. There can be no assurance that our strategy of providing mobile games and cross-platform games will be successful.

•                  Our users download our mobile games from direct-to-consumer digital storefronts such as Apple’s App Store and Google’s Play Store.  The terms and conditions between the store operators and the application developers governing the promotion, distribution and operation of applications, including mobile games, are normally standardized and non-negotiable. If the store operators believe the terms and conditions have been violated, they have the right to suspend or terminate a developer’s account.  In addition, if we are unable to maintain a good relationship with each platform, or if our mobile games were unavailable on these platforms for any prolonged period of time, our business may suffer. For example, our games were temporarily removed from Apple’s Appstore in 2012.  After communicating with Apple to address their inquiries, these games were restored.  We have since enhanced our internal processes to ensure inquiries or concerns from store operators are responded to quickly and properly.

•                  If we are unable to successfully capture and retain a significant portion of the growing number of Android users that accesses online games, we may lose users, which may have a material adverse effect on our business.

•                  We license many of our online games, including some of our most popular games, from third parties. Additionally, we depend upon our licensors to provide technical support necessary for the operation of the licensed games. We must maintain good relationships with our licensors to continue to source new games with reasonable revenue-sharing terms and ensure the continued smooth operation of our licensed games. We may incur additional costs and may face significant risks when we license our games outside of China and seek to expand our operations to select markets, such as the United States and Asia. If we fail to successfully manage these risks, our growth and business prospects could be materially and adversely affected.

We plan to continue to invest significantly in growing our social commerce services and we may not be successful in this endeavor, which could adversely affect our results of operations and financial condition.

Since June 2010, we have provided social commerce services through nuomi.com. In 2010, 2011 and 2012, revenues from our social commerce services were US$1.2 million, US$6.5 million and US$16.1 million, respectively, representing 1.6%, 5.5% and 9.2%, respectively, of our total revenues. Operating expenses from our social commerce services were US$1.1 million, US$30.2 million and US$42.2 million, respectively, representing 2.0%, 24.7% and 21.0%, respectively, of our total operating expenses. We plan to continue to invest significantly in the expansion of our social commerce services. As a result of the short history of the social commerce industry in China, its potentially volatile growth, and the relatively low margins experienced in this business, our ability to successfully implement our expansion strategy is subject to various risks and uncertainties, including:

•                  our ability to maintain and increase competitiveness against the largest and leading social commerce service providers in China;

•                  the significant investments required to promote and improve our services to users;

•                  the significant investments required to market and demonstrate the value of our social commerce services to merchants;

•                  our ability to maintain our reputation and brand in the social commerce service industry;

•                  uncertainties regarding the evolution of the PRC laws and regulations applicable to the social commerce industry; and

•                  our ability to provide high quality social commerce services on mobile devices which meet our mobile users’ needs.

In addition, our social commerce services require us to engage in activities that are not a substantial part of our other services. For example, in order to arrange high quality social commerce deals regularly in each location covered by nuomi.com, we have introduced local sales teams, who work directly with local merchants or event organizers seeking to target users in a specific city or region. We may not be able to effectively manage these local sales teams. Further, some of the deals offered through our social commerce services are physical goods which must be delivered to users by third parties, and it is possible that the goods to be delivered by the third parties may not be delivered timely, or at all, and may not be in the form or condition expected by our users. If we fail to effectively perform these aspects of our social commerce services, our social commerce services and our prospects may be materially and adversely affected.

If we are unable to manage these risks and successfully implement our expansion plans, our future results of operations and financial condition may be adversely affected.

We may not be able to further grow 56.com, our online video business, or develop it into a profitable business.

In October 2011, we acquired Wole Inc., a Cayman Islands company which operates 56.com, a user generated content online video sharing website in China, through a set of contractual arrangements with its affiliated entities.  We believe that our acquisition of 56.com has helped us further meet the needs of our users to record and share their lives on our social network through video format.  However, the online video industry in China is very competitive and fragmented, and some of our users may prefer to use the online video services offered by larger players in the industry which have larger libraries of user-generated content and professional videos.  To empower our users, we have given them a range of tools to access and share video content from the websites of other companies which offer online video services, and it is possible that our users may use such tools to access our competitors’ websites and user traffic on 56.com may be adversely affected as a result.

Growth of the online video industry in China is affected by numerous factors, such as users’ general online video experience, technological innovations, development of internet and internet-based services, regulatory changes, especially regulations affecting copyrights, and the macroeconomic environment. If the online video industry in China does not grow as quickly as expected or if 56.com fails to benefit from such growth, user traffic on 56.com may decrease and its business and prospects may be adversely affected. Further, to date, 56.com, like many online video service providers in China, has not been profitable, and there is no assurance that it will be profitable in the future.

Our strategy to acquire or invest in complementary businesses and establish strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.

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

The social networking, online games, social commerce and online video industries are subject to rapid and continuous changes in technology, user preferences, such as the movement of our user base from personal computers to mobile devices, the nature of services offered and business models. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from technological developments. If we do not adapt our services to such changes in an effective and timely manner, we may suffer from decreased user traffic, which may result in a reduced number of advertisers for our online advertising services or a decrease in their advertising spending.  In addition, if we adopt new technologies which turn out to be less proven, and user experience suffers as a result, our users may use our platform less often.  Furthermore, changes in technologies may require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We may not successfully execute our business strategies due to a variety of reasons such as technical hurdles, misunderstanding or erroneous prediction of market demand or lack of necessary resources. Failure in keeping up with technological developments may result in our platform being less attractive, which in turn may materially and adversely affect our business and prospects.

We have experienced net losses in the past, and you should consider our prospects in light of the risks and uncertainties fast-growing companies in evolving industries with limited operating histories, such as ours, may be exposed to or encounter.

We had a loss from continuing operations of US$61.2 million, income from continuing operations of US$41.0 million and a loss from continuing operations of US$75.1 million in 2010, 2011 and 2012, respectively. Our loss from continuing operations in 2010 reflects the aggregate impact of non-cash items relating to the change in fair value of our then outstanding series D warrants, share-based compensation, amortization of intangible assets and impairment of intangible assets, amounting to an aggregate of US$78.6 million in expenses in 2010.  All outstanding warrants to purchase series D preferred shares were exercised in December 2010. Our income from continuing operations in 2011 was due in part to a one-time gain of US$50.9 million from the sale of eLong ADSs, and income from continuing operations in 2011 also reflected the aggregate impact of non-cash items relating to share-based compensation, amortization of intangible assets and impairment of intangible assets of US$8.7 million.  Our net loss from continuing operations in 2012 was primarily due to substantial investments in research and development, particularly those related to mobile initiatives, continued investment in our Nuomi social commerce business, as well as investment in our video sharing business 56.com, which we acquired in October 2011, and loss in equity method investments, net of income taxes, due to investments we made in 2011 and 2012. We expect that for the foreseeable future, investments in mobile initiatives, nuomi.com and 56.com will continue to constitute significant expenses decreasing our income or increasing our loss from continuing operations.

In addition to the foregoing, our results of operations for the past three years were affected by costs and expenses required to build, operate and expand our SNS platform, grow our user base, promote our Renren brand, develop our own products and services, license third-party products and applications, and make other strategic investments. We expect that we will continue to incur significant research and development, marketing and other costs to launch new services and grow our user and advertiser bases.  In particular, our plan to continue focusing our strategy on mobile opportunities, with increasing effort to experiment with different monetization models, including mobile games, mobile advertising and mobile commerce through Nuomi, will result in significant costs and expenses, and the profitability of this strategy has yet to be proven.

Our ability to achieve profitability is affected by various factors, some of which are beyond our control. For example, revenues from, and the profitability of, our online games business depend on our ability to internally develop games that are attractive to our user base or license them from third parties. In addition, our revenues and profitability depend on the continuous development of the online advertising industry in China and advertisers’ allocation of more of their budgets to SNS and online video websites. We cannot assure you that online advertising will become more widely accepted in China or that advertisers will increase their spending on SNS or online video websites.  Aside from mobile games, we currently do not have a clear monetization model for mobile users.   Furthermore, the success of our social commerce services depends on our ability to maintain and grow our user and merchant base while earning revenues from merchants that offer attractive discounts to the users of our nuomi.com website.  We may incur net losses in the future and you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies, and companies following the migration of their users from PC to mobile, in evolving industries such as the SNS, online games, social commerce and online video industries in China.

We rely on online advertising for a sizeable proportion of our revenues. If the online advertising industry in China or advertisers’ willingness to advertise on our SNS platform grow slower than expected or declines, our revenues, profitability and prospects may be materially and adversely affected.

In 2010, 2011 and 2012, online advertising accounted for 41.8%, 50.5% and 30.6%, respectively, of our total net revenues. Consequently, our profitability and prospects depend in part on the continuous development of the online advertising industry and are impacted by the amount of our advertising clients’ budgets which are devoted to advertising on social networking websites in China. However, the internet penetration rate in China is relatively low as compared to most developed countries, and many advertisers in China have limited experience with online advertising and have historically allocated a small portion of their advertising budgets to online advertising. Advertising on social networking websites is an even newer marketing channel in China, and those companies which are willing to begin advertising online may decide to utilize more established methods or channels for online advertising, such as the more established Chinese internet portals or search engines.  In addition, in challenging macroeconomic conditions, advertisers are generally less willing to devote resources to online advertising, including advertising on social networks.  We believe the reduction in our advertising revenue in 2012 was due in part to the continued challenging macroeconomic conditions in China bearing on our advertising clients, and that these conditions have resulted in intensifying competition for online advertising revenue among the major websites in China offering SNS, online video and other communication services.  Further, we may be unable to respond adequately to changing trends in online advertising or advertiser demands or preferences, technological innovation and improvements in the measurement of user traffic and online advertising, and technological developments more generally.  In this regard, the migration of our user traffic from PC to mobile, which gathered momentum in 2011 and noticeably increased in 2012, has had an adverse impact on our online advertising revenues, as advertisers have, to date, spent considerably less money advertising on mobile devices.  If the online advertising market size does not increase from current levels, we are unable to successfully compete and capture a sufficient share of that market or we are unable to generate meaningful advertising revenues from mobile devices, our ability to maintain or increase our current level of online advertising revenues, and our profitability and prospects could be materially and adversely affected.

Renren user growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks, and standards that we do not control.

There is no guarantee that popular mobile devices will continue to feature Renren, or that mobile device users will continue to use Renren rather than competing products. We are dependent on the interoperability of Renren with popular mobile operating systems that we do not control, such as iOS, Android and Windows, and any changes in such systems that degrade our products’ functionality or give preferential treatment to competitive products could adversely affect Renren usage on mobile devices. Additionally, in order to deliver high quality mobile products, it is important that our products work well with a range of mobile technologies, systems, networks, and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks, or standards. In the event that it is more difficult for our users to access and use Renren on their mobile devices, or if our users choose not to access or use Renren on their mobile devices or use mobile products that do not offer access to Renren, our user growth and user engagement could be harmed.

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

We have received complaints from users, including users of our nuomi.com website, regarding the quality or availability of the products, services and events offered on nuomi.com by the various merchants with whom we contract, and we expect that we will continue to receive complaints in the future. The legal responsibility to users for the quality and availability of products, services and events offered on nuomi.com is normally borne by the merchants, not by us. However, regardless of which party bears such legal responsibility, if our users’ complaints are not addressed to their satisfaction, our reputation and our market position could be significantly harmed, which may materially and adversely affect our business and prospects.

We may not be able to manage our expansion effectively.

We have experienced rapid growth in our business in recent years. The number of our activated users on Renren.com increased from approximately 110 million as of December 31, 2010 to approximately 178 million as of December 31, 2012, and our monthly unique log-in users on Renren.com increased from approximately 26 million in December 2010 to approximately 56 million in December 2012. In addition, the number of our employees grew rapidly from 1,570 as of December 31, 2010 to 4,603 as of December 31, 2012. Further, the portfolio of services we offer has expanded from real name social networking services, which has historically been the core of our company’s business, to online games, social commerce, online video services and other new initiatives.  In addition, in recent years, we have developed and launched versions of these services for mobile devices, and we currently offer them on both PCs and mobile devices.

We expect to continue to grow our user base and our business operations, including launching new services and mobile applications. Our rapid expansion may expose us to new challenges and risks. To manage the further expansion of our business and the expected growth of our operations and the number of our research and development, sales and other personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and controls. We also need to train, manage and motivate our growing employee base. In addition, we need to maintain and expand our relationships with advertisers, advertising agencies, third-party developers of online games and applications offered on our platform, merchants for our nuomi.com services and other third parties. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations, that our new service lines or mobile applications will experience the synergies we expect, or that we will be able to successfully monetize the mobile versions of our services.  Furthermore, expansions into new services may present operating and marketing challenges that are different from those that we currently encounter.  If we fail to manage our expansions effectively, our business, results of operations and prospects may be materially and adversely affected.

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

Through our SNS platform, we allow users to upload content on our platform, including via message boards, blogs, email, chat rooms, or image-sharing webpages, and also allow users to share, link to and otherwise access audio, video and other content from other websites. In addition, we allow users to download, share and otherwise access games and other applications on and through our platform, including through our online games business and Renren Open Platform program. Further, we allow users to upload a variety of videos and graphics to our 56.com website.  After a user registers and before each upload, we require the user to click a box to confirm that the user has read and agreed to be bound by our copyright agreement. Pursuant to the copyright agreement, the user warrants that the content to be uploaded does not violate any laws or regulations or any third party rights. If we discover that any uploaded content is inappropriate, we can delete or revise the content, or terminate the user account. In addition, we remove user uploads when we are notified or made aware, by copyright owners or from other sources, of copyright infringements or other illegal uploads. For a description of how content can be accessed on or through our SNS platform, and what measures we take to lessen the likelihood that we will be held liable for the nature of such content, see “Item 4.B—Business Overview—Technology and Infrastructure—Anti-spamming and other filtering systems” and “—Risks Related to Our Business and Industry—We have been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.”

Failure to identify and prevent illegal or inappropriate content from being displayed on or through our websites for internet users or mobile users may subject us to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a website operator. To the extent that PRC regulatory authorities find any content displayed on or through our websites objectionable, they may require us to limit or eliminate the dissemination or availability of such content on our websites in the form of take-down orders or otherwise. Such regulatory authorities may also impose penalties on us based on content displayed or made available through our websites in cases of material violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations, which would materially and adversely affect our business, results of operations and reputation. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being uploaded or made available by an increasing number of users and third-party partners and developers.

Concerns about collection and use of personal data could damage our reputation and deter current and potential users from using our services.

As of December 31, 2012, our platform had accumulated a total of approximately 5.4  billion photos, 312 million blogs, 38 billion comments or reviews and 58 million videos.  Under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information can be shared may adversely affect our ability to share certain data with advertisers, which may limit certain methods of targeted advertising. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower user traffic on our platform. A significant reduction in user traffic could lead to lower advertising revenues or lower IVAS revenues, which could have a material adverse effect on our business, financial condition and results of operations.

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

Changes in the policies, guidelines or practice of mobile network operators or the PRC government with respect to mobile applications and other content may negatively affect our business operations for mobile applications.

We rely on PRC mobile network operators, directly and indirectly, to distribute our products to our users. The mobile telecommunication business in China is highly concentrated and major mobile network operators, such as China Mobile, may from time to time issue new policies or change their business practices, requesting or stating their preferences for certain actions to be taken by all mobile service providers using their networks. In addition, the PRC government may also implement new policies or change existing policies regulating the mobile telecommunication business. Such new policies or changes may negatively affect our business operations for mobile applications.

Problems with our network infrastructure or information technology systems could impair our ability to provide services.

Our ability to provide our users with a high quality online experience depends on the continuing operation and scalability of our network infrastructure and information technology systems. We face a number of risks in this area.  For example, our systems are potentially vulnerable to damage or interruption as a result of natural disasters, power loss, telecommunications failures and similar events.  We may also encounter problems when upgrading our systems or services and undetected programming errors could adversely affect the performance of the software we use to provide our services. In addition, we rely on servers, data centers and other network facilities provided by third parties, and the limited availability of third-party providers with sufficient capacity to house additional network facilities and broadband capacity in China may lead to higher costs or limit our ability to offer certain services or expand our business.

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

Computer malware, viruses, hacking and phishing attacks, and spamming could harm our business and results of operations.

Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry and may occur on our systems in the future.  For example, in December 2011, through hacking a third party CDN provider, a computer hacker was able to access the data of over six million internet users from a number of major internet websites in China, including our website.  We responded to this incident by notifying our users of the incident and advising them to change their log-in details. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to retain existing users and attract new users.

In addition, spammers attempt to use our products to send targeted and untargeted spam messages to users, which may embarrass or annoy users and make our internet platform less user-friendly. We cannot be certain that the technologies and employees that we have to attempt to defeat spamming attacks will be able to eliminate all spam messages from being sent on our platform. As a result of spamming activities, our users may use our internet platform less or stop using our products altogether.

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

We currently operate substantially all of our online games using the virtual item-based revenue model, whereby players can play games for free, but they have the option to purchase virtual in-game items such as items that improve the strength of game character, in-game accessories and pets. We have generated, and expect to continue to generate, a substantial majority of our online games revenues using this revenue model. However, the virtual item-based revenue model requires us to develop or license online games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires us to track closely game players’ tastes and preferences, especially as to in-game consumption patterns. If we fail to develop or offer virtual items which game players purchase, we may not be able to effectively convert our game player base into paying users. In addition, the virtual item-based revenue model may raise additional concerns with PRC regulators that have been implementing regulations designed to reduce the amount of time that the Chinese youth spend playing online games and limit the total amount of virtual currency issued by online game operators and the amount purchased by an individual game player. A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. Furthermore, we may change the revenue model for some of our online games if we believe the existing revenue models are not optimal. We cannot assure you that the revenue model that we have adopted for any of our online games will continue to be suitable for that game, or that we will not in the future need to switch our revenue model or introduce a new revenue model for that game. A change in revenue model could result in various adverse consequences, including disruptions of our game operations, criticism from game players who have invested time and money in a game and would be adversely affected by such a change, decreases in the number of our game players or decreases in the revenues we generate from our online games.  Therefore, such changes in revenue models may materially and adversely affect our business, financial condition and results of operations.  Further, there can be no assurance that the revenue models we have used in the PC-based versions of our services will be successful in their mobile counterparts, or that we will otherwise be able to design revenue models that successfully monetize our mobile user base.

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

Our performance and future success also depend on our ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in the SNS, online games and social commerce industries for qualified employees, including technical personnel capable of designing mobile and cross-platform services and products, is intense, and if competition in these industries further intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively or at all.

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

We have adopted four equity incentive plans, on February 27, 2006, January 31, 2008, October 15, 2009 and April 14, 2011. As of March 31, 2013, options to purchase a total of 76,549,353 ordinary shares of our company were outstanding. For the years ended December 31, 2010, 2011 and 2012, we recorded US$2.8 million, US$5.5 million and US$10.9 million, respectively, in share-based compensation expenses. As of December 31, 2012, we had US$36.2 million of unrecognized share-based compensation expenses relating to share options, which are expected to be recognized over a weighted average vesting period of 2.74 years. We believe the granting of share options is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share options to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

•                  our ability to monetize the mobile versions of our applications and services;

•                  commission rate trends in China’s social commerce industry;

•                  competition in our industry in China;

•                  changes in government policies or regulations, or their enforcement;

•                  geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics; and

•                  decreases in earnings from, or impairment of, our equity investments.

Our operating results tend to be seasonal and fluctuating. For instance, we typically have lower online advertising revenues during the first quarter of each year primarily due to the Chinese New Year holidays in that quarter, and we experienced a decline in our online advertising revenues in the fourth quarter of 2010, 2011 and 2012. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our customers.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan.

Economic conditions in China are sensitive to global economic conditions.  As the advertising industry is particularly sensitive to economic downturns, our business and prospects have been, and will continue to be, be affected by the PRC and global macroeconomic environments. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our on our online advertising and other services, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud maybe adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

Prior to our initial public offering in May 2011, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. In preparing our consolidated financial statements for the three years in the period ended December 31, 2010 included in our registration statement on Form F-1 filed in connection with our initial public offering, we identified one “material weakness” in our internal control over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board Standard, or PCAOB. The material weakness identified related to insufficient accounting personnel with appropriate U.S. GAAP knowledge. In connection with the preparation of our consolidated financial statements for the year ended December 31, 2011, we concluded that, as of December 31, 2011, the previously identified and disclosed material weakness still existed and that the material weakness had expanded to include insufficient financial reporting personnel with appropriate SEC financial reporting knowledge. As more fully described in “Item 15. Controls and Procedures”, we took measures to remediate the material weakness. In connection with the preparation of our consolidated financial statements for the year ended December 31, 2012 included in this annual report, we concluded that, as of December 31, 2012, the aforementioned material weakness had been remediated. For the year ended December 31, 2011, we also identified a significant deficiency related to not having a formal policy for investment of our surplus cash and the management of our treasury function. And, during the process of preparing our consolidated financial statements for the year ended December 31, 2012, a significant deficiency was identified related to the preparation and disclosure of segment reporting information.

If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Failure to discover, address or correct any other control deficiencies in the future could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, effective internal control over financial reporting is important to help prevent fraud. Failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

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

As of March 31, 2013, our consolidated affiliated entities leased properties in China covering a total floor area of approximately 57,534 square meters, primarily for use as offices. All such properties are leased from independent third parties. In respect of approximately 24,344 square meters of these properties, the lessors either do not have or have failed to provide proper title documents. In the event of a dispute related to the legal title of any of these properties, our consolidated affiliated entities could be compelled to vacate the properties on short notice and relocate to different facilities. As a result, the operations of our consolidated affiliated entities could be adversely affected if the aforementioned relocation(s) could not be completed efficiently and in a timely manner.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of social networking services, online advertising services, online game services and online video services. Specifically, foreign ownership of internet service providers or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, the National Development and Reform Commission and the Ministry of Commerce in June 2005, foreign investors are prohibited from investing in or operating any internet cultural operating entities.

We conduct our operations in China principally through three sets of contractual arrangements.  The first set of contractual arrangements is among our wholly owned PRC subsidiary, Qianxiang Shiji Technology Development (Beijing) Co., Ltd., or Qianxiang Shiji, and its consolidated affiliated entity, Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, and Qianxiang Tiancheng’s shareholders.  Qianxiang Tiancheng’s wholly owned subsidiaries include Beijing Qianxiang Wangjing Technology Development Co., Ltd., or Qianxiang Wangjing, Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., or Qianxiang Changda, and Beijing Nuomi Wang Technology Development Co., Ltd., or Beijing Nuomi. Qianxiang Wangjing is the operator of our renren.com website and holds the licenses and permits necessary to conduct our SNS, online advertising and online games business in China (other than in Shanghai Municipality), Qianxiang Changda is an online advertising company that holds the licenses and permits necessary to conduct our SNS services in China, and Beijing Nuomi is the operator of our nuomi.com website and holds the licenses and permits that we believe are necessary to conduct our social commerce business in China.

The second set of contractual arrangements is among our wholly owned PRC subsidiary, Beijing Wole Information Technology Co., Ltd., or Wole Technology, and Wole Technology’s consolidated affiliated entity, Guangzhou Qianjun Internet Technology Co., Ltd., or Qianjun Technology, and its shareholders. Qianjun Technology is the operator of our 56.com website and holds the licenses and permits necessary to conduct our online video services in China. Beijing Wole Shijie Information Technology Co., Ltd., or Wole Shijie, is a wholly owned subsidiary of Qianjun Technology and is the operator of our quanquan.net website.

The third set of contractual arrangements is among our wholly owned PRC subsidiary, Renren Games Network Technology Development (Shanghai) Co., Ltd., or Renren Network, and its consolidated affiliated entity, Shanghai Renren Games Technology Development Co., Ltd., or Renren Games, and Renren Games’s shareholders. Renren Games is the operator of our online games website and holds the licenses and permits necessary to conduct our online game services in China. Suzhou Sijifeng Internet Information Technology Development Co., Ltd., or Suzhou Sijifeng, is a wholly owned subsidiary of Renren Games and is the developer and provider of designs and other games-related technologies for Renren Games.

Our contractual arrangements with Qianxiang Tiancheng, Qianjun Technology, Renren Games and their respective shareholders enable us to exercise effective control over Qianxiang Tiancheng, Qianjun Technology, Renren Games and their respective subsidiaries, and hence we treat Qianxiang Tiancheng, Qianjun Technology, Renren Games and their respective subsidiaries as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

On September 28, 2009, the GAPP, together with the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Notice. The GAPP Notice restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies or contractual or technical arrangements. However, the GAPP Notice does not provide any interpretation of the term “foreign investors” or make a distinction between foreign online game companies and companies with a corporate structure similar to ours (including those listed Chinese internet companies that focus on online game operation). Thus, it is unclear whether the GAPP will deem our corporate structure and operations to be in violation of these provisions.

Based on the advice of TransAsia Lawyers, our PRC legal counsel, the corporate structure of our consolidated affiliated entities and our subsidiaries in China comply with all existing PRC laws and regulations. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations (including the MIIT Notice and the GAPP Notice described above), we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could:

•                  revoke the business and operating licenses of our subsidiaries, our consolidated affiliated entities and their subsidiaries;

•                  discontinue or restrict any related-party transactions among our subsidiaries, our consolidated affiliated entities and their subsidiaries;

•                  impose fines on us or impose additional conditions or requirements on us with which we may not be able to comply;

•                  require us to revise our ownership structure or restructure our operations; and

•                  restrict or prohibit our use of the proceeds of any additional public offering to finance our business and operations in China.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. If any of these penalties results in our inability to direct the activities of our consolidated affiliated entities and the subsidiaries that most significantly impact their economic performance, or results in our failure to receive the economic benefits from our consolidated affiliated entities and their subsidiaries, we may not be able to consolidate the consolidated affiliated entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In the fiscal years ended December 31, 2010, 2011 and 2012, our consolidated affiliated entities and their subsidiaries contributed in the aggregate 100%, 99.5% and 99.2%, respectively, of our consolidated net revenues.

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

If our consolidated affiliated entities or their respective shareholders fail to perform their respective obligations under the contractual arrangements of which they are a party, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of our consolidated affiliated entities were to refuse to transfer their equity interests in our consolidated affiliated entities to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their respective contractual obligations.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be severely and negatively affected.

Contractual arrangements our subsidiaries have entered into with our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities, and a finding that we or our consolidated affiliated entities owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions between related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our wholly owned subsidiaries in China and our consolidated affiliated entities in China do not represent arm’s-length prices and consequently adjust our consolidated affiliated entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our consolidated affiliated entities for PRC tax purposes, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our consolidated affiliated entities for any unpaid taxes. Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are subject to late payment fees or other penalties.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our consolidated affiliated entities include Ms. Jing Yang and Mr. James Jian Liu, who are the shareholders of Qianxiang Tiancheng, Mr. Sheng Liang and Ms. Juan Zhou, who are the shareholders of Qianjun Technology, and Mr. Chuan He and Mr. James Jian Liu, who are the shareholders of Renren Games. Ms. Yang is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer. Mr. Liu is our executive director and chief operating officer. Mr. Liang is an employee of our company. Ms. Zhou is a vice president of our company. Mr. He is our senior vice president for games.

Conflicts of interest may arise between the dual roles of Mr. Liu, Mr. Liang, Ms. Zhou and Mr. He as officers or employees of our company and as shareholders of our consolidated affiliated entities. Conflicts of interest may also arise between the interests of Ms. Yang as a shareholder of Qianxiang Tiancheng and as the wife of our founder and chief executive officer. Furthermore, if Ms. Yang experiences domestic conflict with Mr. Chen, she may have little or no incentive to act in the interest of our company, and she may not perform her obligations under the contractual arrangements she has entered into with Qianxiang Shiji.

Officers of our company owe a duty of loyalty and care to our company and to our shareholders as a whole under Cayman Islands law. We cannot assure you, however, that when conflicts arise, shareholders of our consolidated affiliated entities will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our wholly owned PRC subsidiaries, particularly Qianxiang Shiji, Wole Technology and Renren Network, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our wholly owned PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC such as Qianxiang Shiji, Wole Technology and Renren Network may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprises such as Qianxiang Shiji, Wole Technology and Renren Network are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their registered capital. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our wholly owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries, dividends distributed to our non-PRC shareholders and ADS holders, and gain realized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

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

Any loans by us to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, which are PRC domestic companies. Further, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in social networking services, online advertising, online games, online video and related businesses.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular on November 19, 2010, known as Circular No. 59, which tightens the examination of the authenticity of settlement of net proceeds from our initial public offering and requires that the settlement of net proceeds shall be in accordance with the description in the prospectus included in our registration statement on Form F-1 (Registration No. 333-173548), which was filed with the U.S. Securities and Exchange Commission, or SEC, in connection with our initial public offering.

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

Our real name social networking services, online games and online video businesses are subject to strict government regulations in the PRC. Under the current PRC regulatory scheme, a number of regulatory agencies, including the MIIT, the Ministry of Culture, the GAPP, the SARFT and the State Council Information Office jointly regulate all major aspects of the internet industry, including the SNS, online game and online video industries. Operators must obtain various government approvals and licenses prior to the commencement of SNS, online game and online video operations, including an internet content provider license, or ICP license, an online culture operating permit, a value-added telecommunication services license, an internet publishing license and an internet audio/video program transmission license.

We have obtained a value-added telecommunication service license, an ICP license, an online culture operating permit, and an online drug information license for online games and advertisements on our SNS website.  In addition, Qianxiang Changda has obtained an internet publishing license, permitting it to engage in internet game publication activities.  In connection with the corporate restructuring of our online games business, which was completed in March 2013, we have obtained an online culture operating permit and an ICP license for the online games business. We have filed with the GAPP and the Ministry of Culture certain online games that we developed and the imported games available on our SNS website, and will continue to make such filings for these types of games. However, we cannot assure you that our understanding of the applicability and scope of such filings and filing requirements is correct, as the interpretation and enforcement of the applicable laws and regulations by the GAPP and the Ministry of Culture are still evolving. If our current practices are challenged by the GAPP and any of our online games fail to be examined and filed by relevant authorities or are found to be in violation of applicable laws, we may be subject to various penalties, including fines and the discontinuation of or restrictions on our operations. We have obtained an ICP license for the social commerce services provided on our social commerce services website, nuomi.com. We have obtained an ICP license, internet audio/video program transmission license, online culture operating permit, internet drug information service permit, and a permit for radio and television program production and operation on our online video website, 56.com.

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

The issuance and use of “virtual currency” in the PRC has been regulated since 2007 in response to the growth of the online games industry in China. In January 2007, the Ministry of Public Security, the Ministry of Culture, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the use of virtual currency. To curtail online games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (i) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (ii) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (iii) bans the conversion of virtual currency into real currency or property; and (iv) prohibits services that enable game players to transfer virtual currency to other players. In February 2007, 14 PRC regulatory authorities jointly promulgated a circular to further strengthen the oversight of internet cafes and online games.

On June 4, 2009, the Ministry of Culture and the Ministry of Commerce jointly issued the Notice on the Strengthening of Administration on Online Game Virtual Currency, or the Virtual Currency Notice, regarding strengthening the administration of online game virtual currency. The Ministry of Culture issued the Interim Measures for Online Game Administration, effective August 1, 2010, which provide, among other things, that virtual currency issued by online game operators may be only used to exchange its own online game products and services and may not be used to pay for the products and services of other entities.

We issue virtual currency to game players for them to purchase various virtual items or time units to be used in our online games. We have adjusted the content of our online games, but we cannot assure you that our adjustments will be sufficient to comply with the Virtual Currency Notice.  Moreover, although we believe we do not offer online game virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. For example, certain virtual items we issue to users based on in-game milestones they achieve or time spent playing games are transferable and exchangeable for our virtual currency or the other virtual items we issue to users. If the PRC regulatory authorities deem such transfer or exchange to be a virtual currency transaction, then in addition to being deemed to be engaged in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under the Virtual Currency Notice. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business and results of operations.

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

The PRC government may decide to adopt more stringent policies to monitor the online games industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education and the MIIT issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Online games operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors. On July 1, 2011, the GAPP, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the Verification of Real-name Registration for Anti-Fatigue System on Internet Games, or the Real-name Registration Notice, which took effect on October 1, 2011, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play internet games and, accordingly, the Real-name Registration Notice imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. These restrictions could limit our ability to increase our online games business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our online games business could be materially and adversely affected.

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

We conduct our business primarily through our PRC subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

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

Substantially all of our revenues and costs are denominated in RMB. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band.  Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well.  It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, Qianxiang Shiji, Wole Technology and Renren Network are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective in September 2006 and was amended in June 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. This regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in August 2008, are triggered.  According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot assure you that the Ministry of Culture or other government agencies will not publish interpretations contrary to our understanding or broaden the scope of such security review in the future.

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

PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, issued on November 1, 2005. To further clarify and simplify the implementation of SAFE Circular 75, SAFE issued Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 19 on May 20, 2011, which came into effect on July 1, 2011. These regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents by virtue of their establishment or their maintaining a controlling interest in our company, and may apply to any offshore acquisitions that we make in the future.

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

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee share ownership plans or share option plans of an overseas publicly listed company. In March, 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rules.

In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. This Stock Option Notice replaced the previous Stock Option Rules. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks, as were stipulated in the earlier Stock Option Rules.  Under these rules, for PRC resident individuals who participate in stock incentive plans of overseas publicly-listed companies, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by relevant laws and regulations, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such resident, an application with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or share option exercises as PRC residents may not directly use oversea funds to purchase shares or exercise share options. In addition, within three months after any substantial changes to any such stock incentive plan, including for example any changes due to merger or acquisition or changes to the domestic or overseas custodian agent, the domestic agent must update the registration with SAFE.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

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

The Enterprise Income Tax Law applies a uniform statutory income tax rate of 25% to enterprises in China. The Enterprise Income Tax Law and the implementation rules promulgated under it provide that “software enterprises” enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Qianxiang Wangjing has been qualified as a “software enterprise” by the Beijing Municipal Commission of Science and Technology and, accordingly, enjoyed an enterprise income tax rate of 0% for 2010, enjoyed a tax reduction of 50% for 2011 and 2012, and will enjoy a tax reduction of 50% for 2013. Qianxiang Changda has been qualified as a “software enterprise” by the Beijing Municipal Commission of Science and Technology and, accordingly, was exempt from enterprise income tax rate in 2011 and 2012, and will enjoy a tax reduction of 50% for 2013, 2014 and 2015.

There are uncertainties surrounding the interpretation and implementation of the Enterprise Income Tax Law and its implementation rules.  We cannot assure you that the qualification of Qianxiang Wangjing or Qianxiang Changda as a “software enterprise” by the relevant tax authority will not be challenged in the future by their supervising authorities and be repealed, or that there will not be future implementation rules that are inconsistent with current interpretation of the Enterprise Income Tax Law. If the tax benefits that each of Qianxiang Wangjing and Qianxiang Changda enjoy as a “software enterprise” are revoked prior to expiration of its term, and we are otherwise unable to qualify Qianxiang Wangjing or Qianxiang Changda for other income tax exemptions or reductions, our effective income tax rate will be adversely affected. In addition, we may have to pay additional taxes to make up any previously unpaid tax. As a result, our results of operations could be materially and adversely affected.

Our global income and the dividends that we may receive from our PRC subsidiaries, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.

Under the Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. See “Item 4.B—Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax.” Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the PRC enterprise income taxation law applicable to us prior to January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as Qianxiang Shiji, Wole Technology and Renren Network, were exempt from PRC withholding tax. Pursuant to the Enterprise Income Tax Law and its implementation rules, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct substantially all of our operations in China through contractual arrangements between our wholly owned PRC subsidiaries and our consolidated affiliated entities.  As long as our offshore holding companies are considered non-PRC resident enterprises, dividends that they respectively receive from our PRC subsidiaries may be subject to withholding tax at a rate of 10%. See “Item 4.B—Business Overview—Regulation—Regulations on Tax—Dividends Withholding Tax.”

As uncertainties remain regarding the interpretation and implementation of the Enterprise Income Tax Law and its implementation rules, we cannot assure you that if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax at a rate of up to 10%. Similarly, any gain recognized by such non-PRC shareholders or ADS holders on the sale of shares or ADSs, as applicable, may also be subject to PRC withholding tax. If we are required under the Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, or on gain recognized by such non-PRC shareholders or ADS holders, such investors’ investment in our ordinary shares or ADSs may be materially and adversely affected.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board, and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, as auditors of companies that are publicly traded in the United States and a firm registered with the PCAOB is required by the laws of the United States to undergo regular inspection by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Since the PRC is a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC regulatory authorities, the operations in the PRC of our auditor, similar to the PRC operations of other independent registered public accounting firms, is not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of the PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of five audit firms, including our auditors. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations, including our company, may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NYSE on May 4, 2011, the closing prices of our ADSs have ranged from US$2.60 to US$18.01 per ADS, and the last reported trading price on April 22, 2013 was US$2.60 per ADS.

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

We issued Class A ordinary shares represented by our ADSs in our initial public offering in May 2011. Mr. Joseph Chen, our founder, chairman and chief executive officer and SB Pan Pacific Corporation are our only shareholders who hold Class B ordinary shares.  Due to the disparate voting powers attached to the two classes of ordinary shares, Mr. Chen and SB Pan Pacific Corporation beneficially own approximately 56.5% and 33.9%, respectively, of the aggregate voting power of our company as of March 31, 2013 and have controlling power over matters requiring shareholder approval, subject to certain exceptions. As between Mr. Chen and SB Pan Pacific Corporation, the approvals of SB Pan Pacific Corporation are required for certain important matters relating to our company. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Voting Rights.” This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2013, we have 1,136,397,903 ordinary shares outstanding, comprised of (i) 431,017,239 Class A ordinary shares represented by ADSs, which ADSs are freely transferable without restriction or additional registration under the Securities Act, (ii) 299,992,214 Class A ordinary shares not represented by ADSs, which are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, and (iii) 405,388,450 Class B ordinary shares which, following conversion to Class A ordinary shares by the holder of the Class B ordinary shares, are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2012 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

As of March 31, 2013, Mr. Joseph Chen, our founder, chairman and chief executive officer, beneficially owns approximately 66.7% of our outstanding Class B ordinary shares, representing in aggregate 56.5% of our total voting power, and SB Pan Pacific Corporation beneficially owns approximately 37.0% of our outstanding Class A ordinary shares and approximately 33.3% of our outstanding Class B ordinary shares, representing in aggregate 33.9% of our total voting power. As between Mr. Chen and SB Pan Pacific Corporation, the approvals of SB Pan Pacific Corporation are required for certain important matters relating to our company. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Voting Rights.” Consequently, these shareholders are able to significantly influence matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

We may be a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be a passive foreign investment company, or PFIC, for United States federal income tax purposes. A non-United States corporation will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Passive income is any income that would be foreign personal holding company income under the Internal Revenue Code of 1986, as amended, including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts.

We believe we were a PFIC for the taxable years ending December 31, 2011 and December 31, 2012.  Our PFIC status for the current taxable year will not be determinable until after the close of the current taxable year.  Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because, as a public company, the value of our assets for this purpose is determined in part by reference to the market prices of our ADSs and outstanding ordinary shares, there can be no assurance that we will not be a PFIC for the current or any future taxable year.

If we are a PFIC for any taxable year in which you hold our ADSs or ordinary shares and you are a U.S. Holder (as defined in “Item 10.E—Additional Information—Taxation—Certain United States Federal Income Tax Considerations—General”), you generally will become subject to increased U.S. federal income tax liabilities and special U.S. federal income tax reporting requirements, unless you make a timely “mark-to-market” election to mitigate some of the applicable consequences.  For more information on the U.S. federal income tax consequences to you that would result from our classification as a PFIC, see “Item 10.E—Additional Information—Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Item 4.                                 Information on the Company

A.                                    History and Development of the Company

We began our operations in China in 2002 through Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, which has subsequently become one of our consolidated affiliated entities through the contractual arrangements described below. CIAC/ChinaInterActiveCorp, or CIAC, was incorporated in August 2005 in the Cayman Islands. CIAC wholly owns Qianxiang Shiji Technology Development (Beijing) Co., Ltd., or Qianxiang Shiji, a company established in Beijing, China and one of the subsidiaries through which we operate our business in China in reliance on a series of contractual arrangements.

Our current holding company, Renren Inc., was incorporated in February 2006 in the Cayman Islands under our prior name, Oak Pacific Interactive. Through a corporate restructuring, in March 2006, CIAC’s shareholders exchanged all of their outstanding ordinary and preferred shares of CIAC for ordinary and preferred shares of Oak Pacific Interactive on a pro rata basis. As a result, Oak Pacific Interactive acquired all of the equity interests in CIAC and CIAC became a wholly owned subsidiary of Oak Pacific Interactive. In December 2010, we changed our corporate name from Oak Pacific Interactive to Renren Inc.

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

In October 2011, we completed the acquisition of 100% of the equity interest in Wole Inc., a Cayman Islands limited liability company. Wole Inc. operates 56.com, a leading user generated content online video sharing website in China, through a set of contractual arrangements between Wole Inc.’s PRC subsidiary, Wole Technology, and Qianjun Technology.  We acquired Wole Inc. for US$80.0 million in cash.  See “Item 4.C—Information on the Company—Organizational Structure” for more information.

In March 2013, we completed a corporate restructuring wherein we moved our online games business to Renren Games, a PRC company incorporated in November 2012.  Through a set of contractual arrangements between Renren Network, one of our wholly owned PRC subsidiaries, and Renren Games, we effectively control and receive substantially all of the economic benefits of Renren Games.  See “Item 4.C—Information on the Company—Organizational Structure” for more information.

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

B.                                    Business Overview

Overview

Renren operates a leading real name social networking internet platform in China.  We enable users to connect and communicate with each other, share information and user generated content, play online games, shop for deals, watch videos and enjoy a wide range of other features and services.  Our primary services are:

•                  Renren.com, our main social networking website;

•                  Renren Games, our online games business, available at wan.renren.com and major mobile game distribution platforms, such as Apple’s appstore;

•                  Nuomi, our social commerce services, available at nuomi.com; and

•                  56.com, our user-generated content focused video sharing website.

Renren.com

Renren.com, our main real name social networking website, is the foundation of our service offerings.  Renren.com enables users to communicate and stay connected with their friends, classmates, family members and co-workers.  We began at university campuses, and we believe our users include a majority of all current college students and a significant portion of recent college graduates in China.  Our real name social networking community has diversified over the years to include white-collar professionals, university-bound high school students and other demographics.  We believe real name relationships, through which users share personal content and experiences, provide the basis for a deeper and more authentic sense of community, and hence create stronger and more enduring social graphs on the network.

Since our inception, our user base has grown rapidly. As of December 31, 2010, 2011 and 2012, the cumulative total of our activated users was approximately 110 million, 147 million and 178 million, respectively. From January 2012 through December 2012, we added an average of approximately 2.6 million new activated users per month.  In December 2010, December 2011 and December 2012, the number of our monthly unique log-in users was approximately 26 million, 38 million and 56 million, respectively.  Our users’ high level of engagement with our platform is reflected in the amount of time our users spend on our platform. From January 2012 through December 2012, our unique log-in users spent a monthly average of approximately 7.6 hours on our platform, compared to an average of 7.1 hours in 2011.

Our SNS platform is accessible from internet-enabled devices, including PCs and mobile phones, so that users can access our platform anytime from anywhere they are connected to the internet. We offer versions of our sites and client applications that have been optimized for a range of mobile device operating systems, including for the iPhone, Android and Windows.  Increasingly, our users are accessing and spending time on Renren.com through mobile devices.  For example, the mobile percentage of our monthly total user time spent on Renren.com was 20.2%, 54.1%, and 69.1% in December 2010, December 2011 and December 2012, respectively, and the number of our monthly unique smartphone users who accessed Renren’s mobile applications grew from approximately 1.4 million in December 2010 to 8.5 million in December 2011 and to 14.0 million in December 2012, respectively. We have also developed Renren Check-In for mobile devices, which enables our users to share their location information with friends.

By providing content and applications that are attractive to Chinese internet users, we have been able to strengthen our user base and increase user engagement and retention.  For example, our Renren Open Platform program, which is one of the first and largest open application programming interface programs in China, enables our users to access and enjoy a wide variety of third-party applications.  Our Renren Connect program allows our users to log on to over 3,000 Renren Connect partner websites using their Renren identity.  Our Renren Desktop software, which can be downloaded by users, displays real time news feeds, notifications, reminders and other interactive content to users while they are logged on to our platform.  Through Renren Voice SNS, a new initiative of ours, users can send voice status and exchange voice comments on friends’ status and photos.

In addition, from time to time, we develop and offer new services that we believe have synergies with our SNS platform. For instance, we have Jingwei, a business card reader and social networking mobile application for professionals, Jiexi, an on-line wedding planning and service business, Chewen, a vertical portal focused on automotive related information, and Xiaozhao, an on-line campus recruiting service dedicated to connecting and helping college graduates find jobs.

One of the primary approaches for us to monetize our user base on Renren.com is online advertising services.  We offer a broad range of advertising formats and solutions, such as social ads, display advertisements, top promoted news feeds, fan or brand page advertising, sponsored online events, campaigns and virtual gifts and mobile advertising, which are described in more detail below.  For social ads, display advertising, and top promoted news feed items, we have the capability to target and reach users meeting certain geographic and demographic criteria, such as users with a certain educational background, a certain life stage (for example, students or white collar workers), certain user interests and/or residence in a certain geographic region.  We have developed mobile advertisement solutions which offer similar targeting capabilities, including location based recommendations.

•                  Social ads—Our social ads come in a variety of formats, including video advertisements, user icon displays, and light flash-based interactions, including polls and coupons. Our social ads allow users to interact with the advertisement alone or together with friends using user-initiated call-to-action buttons such as “participate,” “like this ad,” “comment on this ad,” “share this ad” and “become a fan,” which can result in friend recommendations and other forms of social influence. Our social ads are designed to be non-intrusive and typically do not employ heavy flashing fields or pop-ups that cover large parts of the user’s screen. Advertisers pay for social ads based on the time period that the advertisement is displayed or the number of impressions delivered.

•                  Display advertisements—Our display advertisements are delivered alongside a web page primarily as graphical advertisements and also as bottom scrolling banners. Display advertisements can be targeted to certain users or can be displayed on a page at a certain time to all users viewing the page. Advertisers can pay for display advertising based on the time period that the advertisement is displayed, the number of ad impressions delivered or the number of clicks on their advertisement. An “ad impression” is delivered when an advertisement appears on a page and the page is viewed by a user.

•                  Top promoted news feeds—Our promoted news feeds display news, events and promotions regarding an advertiser or its brand to users, in various formats, including text and text plus graphic, which can be further shared among their friends.

•                  Fan or brand page advertising—Advertisers can create a page within our platform that users may choose to join. The page builds an advertiser’s base of “fans,” and the advertiser can use the page and its fan base as a long-term community where the advertiser can constantly communicate with, educate and engage its target consumers by publishing content in diverse formats, promoting new products, and holding online events to continue to grow the fan base.

•                  Sponsored online events, campaigns and virtual gifts—We enable advertisers to sponsor a particular area on our website for online events or campaigns, and to sponsor virtual gifts.

•                  Mobile advertising—Our mobile advertising products include top and bottom banner, location-based services promotions and promoted top news feeds through our mobile applications. Advertisers may pay for different types of advertising formats including user interests, time period, demographics and geographic criteria selections. We are currently still in the early phases of developing our mobile advertising strategies.

The social attributes of our promoted news feeds, social ads and fan or brand pages allow advertisers to earn organic word-of-mouth impressions, clicks and engagement through users’ further sharing and spreading of information among their friends.  In addition, we believe that mobile targeting, while still at a nascent stage, will also become more important as users continue to spend more time on our mobile services.

Our online advertising serves a broad base of advertisers, including leading international companies such as Yum and Coca-Cola, leading companies in China such as China Mobile, Snow Beer and Lenovo, and various small- and medium-sized enterprises, or SMEs. In 2010, 2011 and 2012, the number of our brand advertisers was 248, 301 and 277, respectively, and the average annual spending by our brand advertisers was approximately US$129,000, US$181,000 and US$165,000, respectively. Our advertisers operate in a variety of industries, including fast-moving consumer goods, information technology hardware, apparel and accessories, personal care products, automobile manufacturing and financial services. Our online advertising service team has direct contacts with our advertisers, the vast majority of whom purchase our online advertising services through third-party advertising agencies.  As of December 31, 2012, we had 307 sales representatives and supporting personnel for online advertising services.

We also have an advertising division dedicated to servicing SME brand advertisers.  We utilize our Renren.com platform to allow SME advertisers to select certain user information, such as city, gender, age, interest graph and university, for better targeting accuracy.  SME advertising verticals typically consists of services relating to tutoring, wedding packages, personal electronics and on-line B2C services. In 2012, SME advertising represented approximately 14% of our total advertising revenue.

In addition to online advertising, we also monetize our Renren user base through VIP memberships and virtual gifts. VIP memberships provide users with larger size limits on photo albums and email inboxes and other additional features and benefits. Virtual gifts, such as cartoon images, flashes, birthday cards and gift cards containing our virtual currency, can be sent by users to friends. Some virtual gifts are free and others must be purchased.

Renren Games

We offer a portfolio of web-based, cross-platform and mobile games to our users through Renren Games.  The games we offer include games that we develop internally and games licensed from third parties.  Through our strong internal technology and creative game design capabilities, we develop in-house web-based, mobile and cross-platform games.  We market our in-house games on our own games platform as well as other direct-to-consumer digital storefronts and marketing channels.  By offering games from third-party developers, we enhance the portfolio of games available to users on our platform.

Web-based games are games that can be played directly from the user’s internet browser without downloading additional software. We believe we developed and launched one of the first web-based role-playing games in the world, Pet Mop, in early 2007, which has won many awards, including China’s Most Valuable Web Game in 2008. We subsequently developed and launched one of the first web-based MMORPGs in the world, Tianshu Qitan, in late 2008.

Cross-platform games are games that allow users to play the same game between PC and mobile devices seamlessly while also using the same account.  Cross-platform games are optimized for both PC and mobile games so that user experience on both mediums remains high. In the third quarter of 2011, we launched what we believe was one of the first successful cross-platform games in the world, Luanshi Tianxia, and have since continued to offer additional cross-platform games as part of our games services.  Our cross-platform games have shown early signs of acceptance by users as gamers begin to shift and share more time between PC and mobile devices.  In 2012, Luanshi Tianxia received the Gold Feather Award, the highest honor in China’s online games industry, as one of the top ten web games in China for 2012.  With smartphone and tablet penetration continuing to increase in China and globally, we believe our cross-platform strategy coupled with mobile games for iOS and Android devices will be welcomed by the new breed of mobile gamers. Our platform and games options provide users with easy access to our games, while allowing them to select and choose conveniently whichever device they wish to use to play our games.

We use a virtual item-based revenue model for our games, under which players can play games for free but are charged for optional purchases of virtual in-game items, such as items that improve the strength of game character, in-game accessories and pets. In most cases, users that wish to obtain such items immediately can do so by paying a fee.

Nuomi

Nuomi.com offers deep-discount localized social commerce services and products to Nuomi users. Entertainment, dining, health and beauty services make up the majority of our social commerce deals. Nuomi users can access nuomi.com from internet-enabled devices, including PCs and mobile phones.

We launched our social commerce services in June 2010 in Beijing, and the business has since expanded rapidly.  As of December 31, 2010, 2011 and 2012, the aggregate number of our paying users was approximately 0.7 million, 4.9 million and 11.2 million, respectively, and the number of total deals sold was approximately 2.1 million, 29.2 million and 72.5 million, respectively.  As of December 31, 2012, Nuomi had sales offices in 57 major cities and municipalities in China and we employed 1,391 employees for Nuomi. In 2012, Nuomi was awarded the “Best Chinese Internet Company for User Experience” by Analysys International, a third party research provider.

We have also recognized the importance of mobile for Nuomi, as over 20% of the total value of transactions completed through our Nuomi social commerce services are now conducted via mobile devices. We launched our first Nuomi mobile application in 2011, and it is now on all major mobile operating systems.

56.com

56.com, which we acquired in October 2011, is a video service we provide to our users which allows them to load, view and share user generated content videos and other contents.  A majority of 56.com’s video library is comprised of user generated content, created by users such as video enthusiasts, performing artists and amateur groups.  The rest of the video library is comprised of content created in-house by our 56.com production team and, to a lesser extent, purchased content produced by professionals.

Woxiu, which means “a show of your own” in Chinese, is a virtual stage we offer at 56.com where grassroots musicians and performers can live-stream their performances and share them with other viewers. Fans of the performing user can chat along with the performer and other live audience and purchase consumer virtual items from us to show support to the performers.

We monetize 56.com’s users primarily through on-line advertising and sales of Woxiu virtual items.  On 56.com, the primary advertising formats and solutions offered are display advertisements, pre-roll advertisements, post-roll advertisements, pause advertisements and text-link, and other formats such as sponsored online events and branded virtual gifts.

Payment Methods and Systems

In October 2007, we launched “Renren Beans,” virtual currency that can be used to purchase any of our IVAS or other paid services and applications for users. Users can acquire our virtual currency through:

•                  Online sales—Users can purchase the virtual currency directly on the Renren platform through third-party online payment systems using bank cards and mobile and SMS payments, among other methods. In cooperation with third-party payment service providers, such as Alipay, 99 Bills, Yeepay and Jcard, we provide a wide selection of payment services to users.

•                  Offline distribution—Users can purchase online prepaid cards redeemable for our virtual currency from retail points across China, which primarily consist of newsstands, convenience stores and internet cafés.

Sales and Marketing

Advertising Sales

As is customary in China, we sell our online advertising services and solutions primarily through third-party advertising agencies that represent end-advertisers. We cultivate and strengthen our relationships with end-advertisers by sharing our understanding of the evolving social networking industry and related online advertising services and solutions. As a relatively young company in the online advertising sector, we also intend to leverage advertising agencies’ existing client relationships and network resources to increase our sales and expand our advertiser base.  We market our services and solutions through direct marketing, by hosting or attending public relations events such as trade marketing events, and through other marketing activities.

We rely primarily on our direct sales force for our social commerce services, which are directed at local merchants or event organizers seeking to target customers in a specific city or region. Advertising agencies in China currently do not generally cover social commerce services such as those offered by Nuomi.

As of December 31, 2012, we had 307 sales representatives and supporting personnel for online advertising services. Our sales force for online advertising services is organized by industry and provides a broad range of services and solutions. In addition to building and maintaining customer relationships, our sales force assists advertisers in structuring advertising campaigns by analyzing the advertisers’ target audiences and marketing objectives. As of December 31, 2012, we also had 762 sales representatives for our nuomi.com social commerce services. Our sales force for Nuomi is organized by the regions in which we offer social commerce services. The Nuomi sales team works directly with current and prospective customers to secure social commerce deals for each day in each Nuomi location.

Marketing and Brand Promotion

We believe brand recognition is important to our ability to attract users. We have engaged in both online and offline marketing activities to promote our Renren and Nuomi brands. To date, user recognition of our Renren and Nuomi brands has primarily grown virally, and we have built our Renren brand, and especially our Nuomi brand, with only modest marketing and brand promotion expenditures. Since acquiring the rights to operate 56.com in October 2011, we have not had significant expenditures to promote the 56.com brand.

To facilitate such viral growth, we focus on continuously improving the quality of our services, as we believe satisfied users and their friends are more likely to recommend our services to others.  We also work with other operators and platforms for cross-marketing and co-branding projects to further leverage our existing brand value.

We have a marketing team that initiates various marketing activities. For example, we market our services through media partnerships, co-branding campaigns with other brands, initiatives with hit movies and sponsorship of cultural events such as music festivals.

Seasonality

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our online advertising services. We generally generate less revenue from online advertising during national holidays in China, in particular during the first quarter of each year due to the slowdown of business during the Chinese New Year holiday season that lasts approximately two weeks. To a lesser extent, we also generally generate less revenues from online advertising during the fourth quarter of each year.  This decrease in revenues is due to the fact that historically a large concentration of our advertising customers are in the consumer sector, with many of them purchasing more of our advertising services in the spring and summer seasons due to the fact that certain of their major products sell better during spring and summer. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our advertisers. We expect that seasonal fluctuations and cyclicality will continue to cause our quarterly and annual operating results to fluctuate. See “Item 3.D—Risk Factors—Risks Related to Our Business and Industry—Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

Competition

The internet industry in China is rapidly evolving and highly competitive. We face significant competition in almost every aspect of our business. In our social networking business, we compete with companies and services such as Tencent’s Q-zone and WeChat, SINA’s Weibo.com, and kaixin001.com.  In our online games business, we primarily compete with companies such as Tencent, Qihu360 and 7Road.com.  In our social commerce business, we mainly compete against meituan.com, dianping.com and lashou.com.  In our online video business, we compete against companies that enable users to upload, view and/or share video content, such as Youku Tudou, Sohu.com, iQiyi.com and Tencent, as well companies which provide online entertainment services, such as YY Inc.  Competition in the mobile landscape of these services is as intense, if not more, as with their PC counterparts.

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

We compete for advertisers primarily on the basis of size and purchasing power of our user base, effectiveness of services in reaching targeted consumers, ability to demonstrate marketing results, knowledge of our sales force, and leadership in our social network services category. In social commerce services, we compete for merchant partners and deals primarily on the basis of the effectiveness of our services in generating sales, the size and purchasing power of our user base, and the rate of commission for our services.

We compete for users and user engagement primarily on the basis of helping users communicate, share and have fun on our platform as a result of quality and innovation in our user-facing products, as well as brand name and recognition and quality of user-generated content.  We believe the mobile market competitive landscape will continue to intensify in the near future.

Regulation

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Regulations on Value-Added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations. These regulations draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services, or ICP services, is a subcategory of value-added telecommunications services. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, which in particular regulate ICP services. According to these measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC. In November 2000, the MIIT promulgated the Administrative Measures on Internet Electronic Messaging Services, which requires the operator to obtain a special BBS Permit from the local bureau of the MIIT prior to engaging in BBS services. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms.

On December 26, 2001, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses. The measures were subsequently revised on April 10, 2009. These measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an information services operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an information services operator providing the same services in one province is required to obtain a local license.

On April 19, 2004, the MIIT issued a notice stating that mobile network carriers can only provide mobile network access to those mobile internet service providers that have obtained licenses from the MIIT before conducting operations, and that such carriers must terminate mobile network access for those providers who have not secured the required licenses.

To comply with these PRC laws and regulations, our information services operator, Qianxiang Tiancheng, holds a value-added telecommunications business operating license and an ICP license, and our ICP operators Qianxiang Wangjing, Beijing Nuomi, Qianxiang Changda, Qianjun Technology and Renren Games all hold ICP licenses. Moreover, Qianxiang Tiancheng, Qianxiang Wangjing, Beijing Nuomi and Qianjun Technology all possess BBS Permits issued by the local bureau of the MIIT.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local branches, and the relevant approval application process usually takes six to nine months. Due to the limitation of foreign investment in value-added telecommunications services companies that conduct online culture activities, we would be prohibited from acquiring any equity interest in our PRC domestic companies without diverting management attention and resources. In addition, we believe that our contractual arrangements with our PRC domestic companies and their respective individual/entity shareholders provide us with sufficient and effective control over our PRC domestic companies. Accordingly, we currently do not plan to acquire any equity interest in our PRC domestic companies.

On July 13, 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their value-added telecommunications business operating licenses.

To comply with these PRC regulations, we operate our websites through our PRC domestic companies, i.e., Qianxiang Tiancheng, Qianxiang Wangjing, Beijing Nuomi, Qianxiang Changda, Qianjun Technology and Renren Games. Qianxiang Tiancheng is currently 99% owned by Ms. Jing Yang and 1% owned by Mr. James Jian Liu, both of whom are PRC citizens. Qianxiang Tiancheng holds a value-added telecommunications business operating license, an ICP license and a BBS Permit. Qianxiang Wangjing and Beijing Nuomi are currently wholly owned by Qianxiang Tiancheng, and each holds an ICP license and a BBS Permit. Qianxiang Changda is currently wholly owned by Qianxiang Tiancheng, and holds an ICP license. Qianjun Technology is currently 80% owned by Mr. Sheng Liang and 20% owned by Ms. Juan Zhou, both of whom are PRC citizens. Qianjun Technology holds an ICP license and a BBS Permit.  Renren Games is currently 70% owned by Mr. Chuan He and 30% owned by Mr. James Jian Liu, both of whom are PRC citizens. Renren Games holds an ICP license.

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

Regulations on Internet Content Services

National security considerations are an important factor in the regulation of internet content in China. The National People’s Congress, the PRC’s national legislature, has enacted laws with respect to maintaining the security of internet operations and internet content. According to these laws, as well as the Administrative Measures on Internet Information Services, violators may be subject to penalties, including criminal sanctions, for internet content that:

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

As Qianxiang Tiancheng, Qianxiang Wangjing, Beijing Nuomi, Qianjun Technology and Renren Games are all ICP operators, they are subject to the laws and regulations relating to information security.  To comply with these laws and regulations, Qianxiang Tiancheng, Qianxiang Wangjing, Beijing Nuomi and Qianjun Technology have completed the mandatory security filing procedures with the local public security authorities, regularly update their information security and content-filtering systems with newly issued content restrictions, and maintain records of users’ information as required by the relevant laws and regulations. In connection with the recent corporate restructuring relating to our online games business, Renren Games will also start the mandatory security filing procedures with the local public security authorities.  Qianxiang Tiancheng, Qianxiang Wangjing, Beijing Nuomi, Qianjun Technology and Renren Games have also taken measures to delete or remove links to content that to their knowledge contains information violating PRC laws and regulations. Substantially all of the content published on our websites is manually screened by employees who are dedicated to screening and monitoring content published on our website and removing prohibited content. All of the other content, primarily consisting of comments posted by users, is first screened by our filtering systems and content containing prohibited words or images is manually screened by our employees. We believe that with these measures in place, no prohibited content under PRC information security laws and regulations should have been publicly disseminated through our website in the past. However, due to the significant amount of content published on our website by our users on a daily basis, if any prohibited content is publicly disseminated in the future and we become aware of it, we will report it to the relevant governmental authority. We believe these measures are generally in compliance with the relevant laws and regulations.

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

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The PRC law does not prohibit ICP operators from collecting and analyzing personal information from their users. However, the Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. Pursuant to Administrative Measures on Internet Electronic Messaging Services, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. On December 29, 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, in effect as of March 15, 2012.  In regard to user personal data, it stipulates that ICP operators must not, without user consent, collect information on users that can be used alone or in combination with other information to identify the user (defined as “User Personal Information”) and may not provide any such information to third parties without prior user consent. ICP operators may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP operator may only use such User Personal Information for the stated purposes under the ICP operator’s scope of service. ICP operators are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

On December 28, 2012, the Standing Committee of the National People’s Congress of the PRC issued the Decision on Strengthening the Protection of Online Information.  Most requirements under the decision that are relevant to ICP operators are consistent with the requirements already established under the MIIT Provisions, as discussed above, though often more strict and broad. Under the decision, if an ICP operator wishes to collect or use personal electronic information, it must do so in a legal and appropriate manner, and may do so only if it is necessary for the services it provides. It must disclose the purpose, method and scope of any such collection or use, and must seek consent from the relevant individuals. ICP operators are also required to publish their policies relating to information collection and use, must keep such information strictly confidential, and must take technological and other measures to ensure the safety of such information. ICP operators are further prohibited from divulging, distorting or destroying of any such personal electronic information, or selling or proving such information to other parties. The decision also requires that ICP operators providing information publishing services must collect from users their personal identification information, for registration. In very broad terms, the decision provides that violators may face warnings, fines, confiscation of illegal gains, license revocations, filling cancellations and website closures.

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

Regulations on Online Game Operations

Online Game Publishing and Operation

Online games operation is covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including the MIIT, the GAPP and the Ministry of Culture.

On December 30, 1997, the GAPP issued the Rules for the Administration of Electronic Publications. These rules were later replaced by new rules effective April 15, 2008. The rules regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under these rules and other regulations issued by the GAPP, online games are classified as a kind of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes. If a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the GAPP.

The GAPP and the MIIT jointly promulgated the Tentative Measures for Internet Publication Administration, or the Internet Publishing Rules, on June 27, 2002, which took effect on August 1, 2002 and imposed a license requirement for any company that intends to engage in internet publishing, defined as any act by an internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the internet. Since the provision of online games is deemed to be an internet publication activity, an online game operator needs to obtain an internet publishing license in order to directly make its online games publicly available in the PRC.  In connection with the corporate restructuring of our online games business, we are in the process of applying for such license for Renren Games with the GAPP.

On February 17, 2011, the Ministry of Culture issued the Provisional Regulations for the Administration of Online Culture, which took effect on April 1, 2011. This regulation applies to entities engaging in activities related to “online cultural products,” including music and video files, internet games, animation features and audiovisual products, performed plays and artwork converted for dissemination via the internet. Pursuant to these regulations, commercial entities are required to apply to the relevant local branch of the Ministry of Culture for an Online Culture Operating Permit if they engage in any of the following types of activities:

•                  the production, duplication, importation, publication or broadcasting of online cultural products;

•                  the dissemination of cultural products on the internet or transmission thereof to (i) client end devices such as computers, fixed-line or mobile phones, television sets or games consoles, and (ii) places offering internet access services such as internet cafes for the purpose of browsing, reading, using or downloading such products; or

•                  the exhibition or holding of contests related to online cultural products.

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

On September 7, 2009, the State Commission Office for Public Sector Reform issued the Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions Relating to Animation, Online Games and Comprehensive Law Enforcement in the Culture Market in the ‘Three Provisions’ jointly promulgated by the Ministry of Culture, the SARFT and the GAPP. According to this notice, the GAPP is responsible for the examination and approval of online games that will be uploaded on the internet, while after the uploading, such online games shall be regulated by the Ministry of Culture. The notice further clarifies that the GAPP is responsible for the examination and approval of game publications authorized by offshore copyright owners to be uploaded on the internet, while other imported online games shall be examined and approved by the Ministry of Culture.

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

The Ministry of Culture issued the Interim Measures for Online Game Administration effective August 1, 2010. These measures define “online games” as “game products and services composed of software programs and information databases, provided via the internet or mobile networks or other information networks.”

To comply with these regulations, each of Qianxiang Wangjing and Qianxiang Changda possesses an Online Culture Operating Permit, and Qianxiang Changda holds an Internet Publishing License. In connection with the corporate restructuring of our online games business, Renren Games has obtained an Online Culture Operating Permit and will apply for an Internet Publishing Permit.

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

Based on the advice of TransAsia Lawyers, our PRC legal counsel, the corporate structure of our consolidated affiliated entities and our subsidiary in China comply with all existing PRC laws and regulations. However, it is unclear whether the GAPP will deem our corporate structure and operations to be in violation of these provisions. If they are, our corporate structure and operations may be challenged by the GAPP. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” If we are found to be in violation of any existing or future PRC laws or regulations, including the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services and the GAPP Notice, the relevant regulatory authorities would have broad discretion in dealing with such a violation, including taking actions such as levying fines, confiscating our income, revoking Renren Games’s business or operating licenses, requiring us to restructure the relevant ownership structure or operations or requiring us to discontinue all or any portion of our game operations. Any of these actions could cause significant disruption to our business operations.

Regulatory Developments Relating to Web-Based Games

We are both a game operator and a third-party platform provider and operate web-based games under two models:

•                  Self-developed games launched on our platform;

•                  Cooperation with third-party online game developers to launch their games on our platform. For this model, the developer must register any software copyrights and be responsible for game maintenance and customer service.

Prior to the promulgation of the GAPP Notice and the Interim Measures for Online Game Administration, both the GAPP and the Ministry of Culture attempted to regulate the operation—and operators—of MMORPGs, and there was no specific regulation or policy that included web-based games as online games. However, due to the growing popularity of social and web-based games, these games are coming under increasing scrutiny with efforts being made to limit the role and impact of foreign companies in this sector. The GAPP and the Ministry of Culture have both indicated that social and web-based games should be regulated similarly to other online games. However, this principle has not been strictly enforced in respect of social and web-based games published through third-party platforms and SNS websites.

In addition, according to the Provisional Regulations for the Administration of Online Culture, domestically developed online games are required to be filed with the Ministry of Culture. Most major players in the online games industry typically publish their online games in cooperation with traditional publishing houses. This is known as the Traditional Publishing Entity Model, and is also acceptable to the GAPP in practice. In light of this continuing uncertainty, it has been reported that the GAPP is considering promulgating new regulations soon, which would seek to improve the administration of internet publishing activities by requiring all private entities engaging in such activities—including those already operating without an Internet Publishing Permit—to obtain one and thus be subject to the GAPP’s monitoring and regulatory control.

To keep up with developments in the regulation of web-based games, we have already filed with the Ministry of Culture certain online games that we developed and with the GAPP for the imported games available on our SNS website, and will continue such filings for these types of games.  However, we cannot assure you as to whether our understanding of the applicability and scope of such filings is correct as the interpretation and enforcement of the applicable laws and regulations by the GAPP and Ministry of Culture are still evolving.

The consequences of operating a web-based game without the relevant approvals or filings remain uncertain. Moreover, due to the numerous web-based games launching on our platform, we cannot assure you that all such games have been or can be approved by the GAPP or its provincial bureaus prior to their launching, or have been or can be filed with the Ministry of Culture. Therefore, if we are found to be in violation of such approval and/or filing requirements, the GAPP, the Ministry of Culture or their respective local branches could impose penalties. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—Changes in government policies or regulations may have material and adverse impact on our business, financial condition and results of operations.”

Online Game Censorship and Imported Games

On May 14, 2004, the Ministry of Culture issued the Notice Regarding the Strengthening of Online Game Censorship. This notice mandates the establishment of a new committee under the Ministry of Culture that will screen the content of imported online games. In addition, all imported and domestic online games are required to be examined and filed with the Ministry of Culture.

On July 12, 2005, the Ministry of Culture and the MIIT promulgated the Opinions on the Development and Administration of Online Games, reflecting the government’s intent to both foster and control the development of the online game industry in China. In addition, the Ministry of Culture will censor online games that “threaten state security,” “disturb the social order,” or contain “obscenity” or “violence.”

On November 13, 2009, the Ministry of Culture issued its Notice Regarding Improving and Strengthening the Administration of Online Game Content (or the Online Game Content Notice). This notice calls for online game operators to improve and innovate their game models. Emphasis is placed specifically on the following: (i) mitigating the pre-eminence of the “upgrade by monster fighting” model, (ii) imposing more severe restraints on the “player kill” model (i.e., where one player’s character attempts to kill another player’s character), (iii) restricting in-game marriages among game players, and (iv) improving the enforcement of the legal requirements for the registration of minors and games time-limits.

The Online Game Content Notice also requires online game operators to set up committees to carry out game content self-censorship. The person responsible for such self-censorship must receive training from the Ministry of Culture or its local department/counterpart. The Ministry of Culture also intends to introduce a training and evaluation system for the persons in charge of research and development and operations at online game companies. This system is expected to be launched within two years. In addition, the Ministry of Culture intends to formulate technical standards and norms for game development, in order to provide technological support for original domestic games. The development and operation of “thoughtful and educational” online games is also to be encouraged.

The Interim Measures for Online Game Administration require that domestic online games must be filed with the Ministry of Culture within 30 days of their initial launch and in case of any substantial change (for example, any prominent modification to a game’s storyline, language, tasks or trading system). These measures also require that all imported online games be subject to content review prior to their launch.

Pursuant to the Provisional Regulations for the Administration of Online Culture, an Online Game Import Approval must be obtained from the GAPP before a game is launched in China. The GAPP handles applications for such approval through its provincial branches. The local provincial bureau of the GAPP will review an application and forward it to the GAPP for approval within 20 days of its own decision, together with a preliminary approval document. These provisional regulations also require that imported online games be subject to content review and approval by the Ministry of Culture. On May 14, 2004, the Ministry of Culture issued the Notice Regarding the Strengthening of Online Game Censorship. This notice mandates the establishment of a new committee, called the “Committee for the Censorship of the Content of Imported Game Products,” under the Ministry of Culture, which will be responsible for the censorship of politically sensitive content in imported online games. This committee will also be responsible for censoring games that “threaten national security,” “disturb social order,” “distort historical facts” or “infringe on third-party intellectual property rights.”

To comply with these requirements, we carry out game content self-censorship. We have also filed with the Ministry of Culture and/or GAPP certain online games that we developed and those imported games available on our SNS website, and will continue to do so. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—Changes in government policies or regulations may have material and adverse impact on our business, financial condition and results of operations.”

Anti-Fatigue System and the Real Name Registration System

On April 15, 2007, the MIIT, the GAPP, the Ministry of Education and five other government authorities jointly issued the Notice on the Implementation of Online Game Anti-Fatigue System to Protect the Physical and Psychological Health of Minors, or the Anti-Fatigue Notice. Pursuant to the Anti-Fatigue Notice, online game operators are required to install an “anti-fatigue system” that discourages game players from playing games for more than five hours per day. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if the player has reached the “fatiguing” level, and to zero for the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue system, a real name registration system also must be used. This requires online game players to register their identity and requires us to submit such identity information to the public security authorities for verification.

On January 15, 2011, the Ministry of Culture, the MIIT and six other central government authorities jointly issued a circular entitled Implementation of Online Game Monitor System of the Guardians of Minors, or the Monitor System Circular, aiming to provide specific protection measures to monitor the online game activities of minors and curb addictive online game play behaviors of minors. Under the Monitor System Circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians. The monitoring system was formally implemented on March 1, 2011.

On July 1, 2011, the GAPP, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the Verification of Real-name Registration for Anti-Fatigue System on Internet Games, or the Real-name Registration Notice, which took effect on October 1, 2011, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult ID to play internet games and, accordingly, the Real-name Registration Notice imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. The most severe punishment under the Real-name Registration Notice is to require termination of the operation of the online game if the operator is found to be in violation of the Anti-Fatigue Notice, the Monitor System Circular or the Real-name Registration Notice.

We have developed our own anti-fatigue and real name registration systems, which have been in place since December 2007. As renren.com is a real name system, game players are required to use their real identification to create accounts. For game players who do not provide age information, we assume that they are minors. In order to comply with the anti-fatigue rules, after three hours of play, users under 18 years of age only receive only half of the experience or other benefits they would otherwise earn. After five hours of play, minors receive no experience points. These restrictions could limit our ability to increase our online games business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our online games business could be affected. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—Our operations may be adversely affected by implementation of new anti-fatigue-related regulations.”  In connection with the corporate restructuring relating to our online games business, Renren Games will use our own anti-fatigue and real name registration systems in its operation.

Virtual Currency and Virtual Items

On February 15, 2007, the Ministry of Culture, the People’s Bank of China and other relevant government authorities jointly issued the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games. Under this notice, the People’s Bank of China is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the real economic and financial systems. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real e-commerce transactions. This notice also provides that virtual currency should only be used to purchase virtual items.

On June 4, 2009 the Ministry of Culture and the Ministry of Commerce jointly issued the Notice on the Strengthening of Administration on Online Game Virtual Currency. Virtual currency is broadly defined in the Notice as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. Notably, game props (i.e., virtual items or equipment used in a particular game), are explicitly excluded from the above definition. The notice specifically states that game props should not be confused with virtual currency and that the Ministry of Culture, jointly with other authorities, will issue separate rules to govern them.

On July 20, 2009, the Ministry of Culture promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business.

Further clarifying virtual currency operations, the Ministry of Culture establishes in the Interim Measures for Online Game Administration that the issuance of virtual currency falls within the scope of “online game operations” and those operators shall thus be subject to relevant Online Culture Operating Permit requirements.

In addition, when applying for an Online Culture Operating Permit or for permission to issue virtual currency, a virtual currency issuer must file detailed information about its currency with the Ministry of Culture, including form, extent of circulation, unit purchase price, and how the virtual currency will be refunded upon termination of services. Issuers are prohibited from altering the unit purchase price of the virtual currency after filing, and must complete filing procedures with the Ministry of Culture or its local counterparts before issuing new types of virtual currency.

Each of Qianxiang Wangjing and Qianxiang Changda possess Online Culture Operating Permits with a business scope encompassing the “issuance of virtual currency.” In connection with the corporate restructuring relating to our online games business, Renren Games obtained an Online Culture Operating Permit with a business scope encompassing the “issuance of virtual currency” on December 28, 2012.  Each of Qianxiang Wangjing, Qianxiang Changda and Renren Games must also make certain filings with the Ministry of Culture prior to the issuance of virtual currency and conduct their respective businesses in compliance with PRC law.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the State Administration for Industry and Commerce, although there is no PRC law or regulation at the national level that specifically regulates the online advertising business. Prior to November 30, 2004, in order to conduct any advertising business, an enterprise was required to hold an operating license for advertising in addition to a relevant business license. On November 30, 2004, the State Administration for Industry and Commerce issued the Administrative Rules for Advertising Operation Licenses, effective as of January 1, 2005, granting a general exemption to this requirement for most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations). Because Qianxiang Tiancheng, Qianxiang Wangjing and Beijing Nuomi qualify for the exemption noted above, they are not required to hold an advertising operation license.

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the State Administration for Industry and Commerce and the Ministry of Commerce on March 2, 2004 and amended on August 22, 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have previously had direct advertising operations as its main business outside of China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly foreign-owned enterprise. In practice, the foreign investor is deemed compliant with the “main business” requirement if it derives more than 50% of its revenues from advertising business within the past two or three years, as applicable. Since we have not been involved in the advertising industry outside of China for the required number of years, we are not permitted to hold direct equity interests in PRC companies engaging in the advertising business. Therefore, we conduct our advertising business through consolidated affiliated entities in China, namely Qianxiang Tiancheng, Qianxiang Wangjing, Beijing Nuomi and Qianjun Technology.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the State Administration for Industry and Commerce or its local branches may order the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties. To comply with these laws and regulations, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Under PRC law, the advertising agencies are liable for all damages to us caused by their breach of such representations. Prior to website posting, our account execution personnel are required to review all advertising materials, including video commercials, flashes and pictures to ensure there is no violent, pornographic or any other improper content, and will request the advertiser to provide government approval if the advertisement is subject to special government review.

On July 8, 2004, the State Food and Drug Administration promulgated the Administration Measures on Internet Drug Information Services, which require that internet operators providing drug information services obtain approval from the competent food and drug administration and that drug advertisements be examined and approved by the competent food and drug administration as well. Each of Qianxiang Wangjing, Beijing Nuomi and Qianjun Technology holds an Internet Drug Information Service Permit.

Regulation on Social Commerce

On March 12, 2012, the State Administration for Industry and Commerce issued the Opinions on Strengthening the Administration of Online Social Commerce Operations, or the Social Commerce Operation Opinions. The Social Commerce Operation Opinions stipulate the qualification requirements for operators of social commerce websites, and certain other obligations, such as an examination of the licenses/authorizations of the providers of the relevant products/services offered on the social commerce website, the social commerce website operator’s contracts with such suppliers and customers, data protection for consumers, and after sale services, among other items.

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

Regulations on Online Music

On November 20, 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of Internet Music. This document, among other things, reiterates the requirement for an internet service provider to obtain an internet culture business permit to carry out any business relating to internet music products. In addition, foreign investors are prohibited from operating internet culture businesses. However, the laws and regulations on internet music products are still evolving, and there have not been any provisions stipulating whether or how this document will regulate music videos.

On August 18, 2009, the Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only “internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music shall be reviewed by or filed with the Ministry of Culture. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring.

With respect to the above, we have obtained relevant licenses from third parties and provide online music to our users through our SNS website. Qianxiang Wangjing has been granted an Online Culture Operating Permit, the scope of which covers online games and online music operations. If any music provided through our website is found to be in violation of the filings and/or approvals required, we could be requested to cease providing such music or be subject to penalties from the Ministry of Culture or its local branches.

Regulations on Broadcasting Audio/Video Programs through the Internet

On July 6, 2004, the SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules. These rules apply to the launch, broadcasting, aggregation, transmission or download of audio/video programs via televisions, mobile phones and the internet and other information networks. Anyone who wishes to engage in internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the SARFT and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in the above business.

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT, the Ministry of Culture and the General Administration of Press and Publication to adopt detailed implementation rules according to these decisions.

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

Regulations on Internet Mapping Services

According to the Administrative Rules of Surveying Qualification Certificates and the amended Standard for Internet Map Services issued by the National Administration of Surveying, Mapping and Geoinformation, or NASMG, in March 2009 and May 2010, respectively, the provision of internet mapping services by any non-surveying and mapping enterprise is subject to the approval of the NASMG and requires a surveying and mapping qualification certificate. According to these rules, certain conditions and requirements, such as a minimum number of technical and map security verification personnel, security facilities, and approval from relevant provincial or national governments of the service provider’s security, qualification management and filing management systems, must be complied with by an enterprise applying for a Surveying and Mapping Qualification Certificate. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualifications issued by the NASMG in December 2011, any entity that has not yet applied for a surveying qualification certificate for internet mapping services is prohibited from providing any internet mapping services. Qianxiang Wangjing holds a Surveying and Mapping Qualification Certificate for internet mapping.

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

Patent. The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term often years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

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

Since 2005, the National Copyright Administration and certain other PRC governmental authorities have jointly launched annual campaigns specifically aimed to crack down on internet copyright infringement and piracy in China, which normally last for three to four months every year. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the National Copyright Administration, the Ministry of Public Security and the MIIT on July 19, 2010, one of the main targets, among others, of the 2010 campaign is internet audio and video programs. Since the 2010 campaign commenced in late July, the local branches of the National Copyright Administration have been focusing on popular movies and television series, newly published books, online games and animation, music and software and illegal uploading or transmission of a third party’s works without proper license or permission, sales of pirated audio/video and software through e-commerce platforms, providing search links, information storage, web hosting or internet access services for third parties engaging in copyright infringement or piracy and the infringement by use of mobile media. In serious cases, the operating permits of the websites engaging in illegal activities may be revoked, and such websites may be ordered to shut down.

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

To address issues related to the hearing of civil disputes concerning the infringement of the right of communication through information networks, the PRC Supreme People’s Court promulgated the Provisions on Several Issues Concerning the Application of Law in Hearings of Civil Dispute Cases on the Infringement of Information Networking Transmission Rights, which took effect as of January 1, 2013. These provisions provide more detailed guidance as to the circumstances in which the provision by network users or network service providers of other’s works, performances, and audio or video products without permission from the rights owner constitutes infringement of information network transmission rights. These provisions provide that internet service providers will be jointly liable if they assist in infringing activities, or fail to remove infringing content from their websites once they know of the infringement or receive notice from the rights holder.  These provisions also hold that where a network service provider obtains economic advantage directly from the works, performances, and sound or visual recordings provided by the network service provider, it must pay close attention to any network user infringement of network information transmission rights.

On October 27, 2000, the MIIT issued the Administrative Measures on Software Products to strengthen the regulation of software products and to encourage the development of the PRC software industry. The MIIT later issued amended measures effective April 10, 2009. These measures provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, the National Copyright Administration of the PRC issued Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

In compliance with, and in order to take advantage of, the above rules, we have registered 80 computer software copyrights.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 1993 and 2001, protects registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term often years for registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “人人renren” is a registered trademark in China. We have also registered additional trademarks and logos, including a new version of “人人 renren”, “糯米”, “56.com我乐网”, “我乐”, “车问”, “经纬” and “轻停”, with the Trademark Office.

Domain Names. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. These measures regulate the registration of domain names, such as the first tier domain name “.cn”. In February 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution and its implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered domain names including renren.com, nuomi.com, xiaonei.com, jingwei.com, chewen.com, 98un.com, jiexi.com and 56.com.

Regulations on Foreign Exchange

Foreign exchange activities in China are primarily governed by the following regulations:

•                  the Foreign Currency Administration Rules (2008); and

•                  the Administration Rules for the Settlement, Sale and Payment of Foreign Exchange (1996).

Under the Foreign Currency Administration Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of SAFE or its local counterpart.

Under the Administration Rules for the Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterpart. Capital investments by PRC entities outside of China, after obtaining the required approvals of the relevant approval authorities, such as the Ministry of Commerce and the National Development and Reform Commission or their local counterparts, are also required to register with SAFE or its local counterpart.

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

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. Pursuant to SAFE Circular 142, RMB resulting from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and cannot be used for domestic equity investment, unless it is otherwise approved. Documents certifying the purposes of the settlement of foreign currency capital into RMB, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not be used to repay RMB loans if such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary fines or penalties. We expect that after the conversion of the net proceeds from our initial public offering in May 2011 into RMB pursuant to SAFE Circular 142, our use of RMB funds have been, and will be, within the approved business scope of our PRC subsidiaries. Such business scope includes “technical services” which we believe permits our PRC subsidiary to purchase or lease servers and other equipment and to provide operational support to our consolidated affiliated entities.  However, we may not be able to use such RMB funds to make equity investments in the PRC through our PRC subsidiaries. There are no costs associated with applying for registration or approval of loans or capital contributions with or from relevant PRC governmental authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed time period, which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delays. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we received from our initial public offering in 2011 for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds from our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business— PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and consolidated affiliated entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

As of December 31, 2012, the registered capital of our wholly foreign-owned subsidiary Qianxiang Shiji was US$100.0 million. Qianxiang Shiji has not made any profits to date, and thus are not subject to the statutory reserve fund requirement. Qianxiang Shiji has not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2012, our PRC subsidiaries Qianxiang Shiji and Wole Technology had accumulated deficits of approximately US$36.3 million and US$20.9 million, respectively, in accordance with PRC accounting standards and regulations.  The registered capital for Renren Network is US$20.0 million, with paid-in capital of US$10.0 million.

Regulations on Offshore Investment by PRC Residents

Pursuant to the SAFE Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular 75, issued on October 21, 2005: (i) a PRC citizen residing in the PRC or non-PRC citizen primarily residing in the PRC due to his or her economic ties to the PRC, who is referred to as a PRC resident in SAFE Circular 75, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose company, for the purpose of overseas equity financing; (ii) when a PRC resident contributes the assets of, or its equity interests in, a domestic enterprise into an overseas special purpose company, or engages in overseas financing after contributing assets or equity interests into an special purpose company, such PRC resident shall register his or her interest in the special purpose company and the change thereof with the local branch of SAFE; and (iii) when the special purpose company undergoes a material event outside of China not involving inbound investments, such as change in share capital, creation of any security interests on its assets or a merger or division, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of special purpose companies established before November 1, 2005 were required to register with the local branch of SAFE before March 31, 2006. To further clarify and simplify the implementation of SAFE Circular 75, SAFE issued the Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of the Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 19 on May 20, 2011, which came into effect on July 1, 2011.

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

Regulations on Employee Stock Options Plans

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly listed company. On March 28, 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Listed Companies, or the Stock Option Rules. In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. This Stock Option Notice replaced the previous Stock Option Rules. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks, as were stipulated in the previous Stock Option Rules. The purpose of the Stock Option Notice is to regulate the foreign exchange administration of PRC resident individuals who participate in employee stock holding plans and share option plans of overseas listed companies.

Under these rules, for PRC resident individuals who participate in stock incentive plans of overseas publicly-listed companies, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by relevant laws and regulations, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file on behalf of such resident an application with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or share option exercises, as PRC residents may not directly use oversea funds to purchase shares or exercise share options. In addition, within three months after any substantial changes to any such stock incentive plan, including example any changes due to a merger or acquisition or changes to the domestic or overseas custodian agent, the domestic agent must update the registration with SAFE.

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

In addition, the State Administration of Taxation has issued circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

C.                                    Organizational Structure

The following diagram illustrates our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

(1)         Qianxiang Tiancheng is 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, our director and chief operating officer. Qianjun Technology is 20% owned by Ms. Juan Zhou and 80% owned by Mr. Sheng Liang, both of whom are employees of our company. Renren Games is 70% owned by Mr. Chuan He, our senior vice president for games, and 30% owned by Mr. James Jian Liu. We effectively control Qianxiang Tiancheng, Qianjun Technology and Renren Games and their respective subsidiaries through contractual arrangements.  See “Item 4.C Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities—Agreements that Provide us Effective Control Over Qianxiang Tiancheng, Qianjun Technology and Renren Games” for more information.

Contractual Arrangements with Our Consolidated Affiliated Entities

Applicable PRC laws and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services. To comply with these foreign ownership restrictions, our wholly owned subsidiary Qianxiang Shiji has entered into a series of contractual arrangements with Qianxiang Tiancheng and its shareholders, our wholly owned subsidiary Wole Technology has entered into a series of contractual arrangements with Qianjun Technology and its shareholders, and our wholly owned subsidiary Renren Network has entered into a series of contractual arrangements with Renren Games and its shareholders, which enable us to:

•                  exercise effective control over Qianxiang Tiancheng, Qianjun Technology and Renren Games and their respective subsidiaries through powers of attorney and a business operations agreement;

•                  receive substantially all of the economic benefits of Qianxiang Tiancheng, Qianjun Technology and Renren Games and their respective subsidiaries in the form of service and license fees in consideration for the technical services provided, and the intellectual property rights licensed, by Qianxiang Shiji, Wole Technology and Renren Network, respectively; and

•                  have an exclusive option to purchase all of the equity interests in Qianxiang Tiancheng, Qianjun Technology and Renren Games when and to the extent permitted under PRC laws, regulations and legal procedures.

We have been, and are expected to continue to be, dependent on our contractual arrangements with Qianxiang Tiancheng, Qianjun Technology, Renren Games and their respective shareholders to operate substantially all of our business in China as long as PRC law does not allow us to directly operate such business in China. We rely on our consolidated affiliated entities, namely Qianxiang Tiancheng, Qianjun Technology, Renren Games and their respective subsidiaries, to maintain or renew their respective qualifications, licenses or permits necessary for our business in China. We believe that under our contractual arrangements, we have substantial control over our consolidated affiliated entities and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements, or pursuant to certain amendments and changes of the current applicable PRC laws, regulations and rules on terms that would enable us to continue to operate our business in China legally. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Item 3.D—Key Information—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business.”

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

Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi are wholly owned subsidiaries of Qianxiang Tiancheng.  Qianxiang Wangjing is the operator of our renren.com website and holds the licenses and permits necessary to conduct our real name social networking services, online advertising and online game business in China. Beijing Nuomi is the operator of our nuomi.com website and holds the licenses and permits necessary to conduct our social commerce business in China. Qianxiang Changda holds the licenses and permits necessary to conduct our social networking services and online games business.

The business operations of Wole Technology are within the approved business scope as set forth in its business license, which includes research and development of computer software, sale of self-produced products, provision of technical consulting, management consulting and technical services. Qianjun Technology is a limited liability company established in China. Its approved business scope includes research and development of computer software, computer hardware, electronic products, webpage design, advertisement design, production, release and agency, internet information service and other services, and it holds an ICP license. Qianjun Technology is 80% owned by Mr. Sheng Liang and 20% owned by Ms. Juan Zhou. Both Mr. Liang and Ms. Zhou are PRC citizens and are employees of our company. Qianjun Technology owns 100% equity interest in Wole Shijie.  Wole Shijie is the operator of our quanquan.net website.

The business operations of Renren Games are within the approved business scope as set forth in its business license, which includes the development and transfer of internet technology and provision of internet technical consultation and services, as well as the design, production, publishing of advertisements and acting as advertisement agent for domestic and overseas clients.  Renren Games is a limited liability company established in China. It holds an ICP license. Renren Games is 70% owned by Mr. Chuan He, our senior vice president for games, and 30% owned by Mr. James Jian Liu, our director and chief operating officer.  Both Mr. He and Mr. Liu are PRC citizens.  Renren Games owns 100% equity interest in Suzhou Sijifeng.  Suzhou Sijifeng is the developer and provider of designs and other games-related technologies for Renren Games.

The following is a summary of the currently effective contracts (i) among our subsidiary Qianxiang Shiji, our consolidated affiliated entity Qianxiang Tiancheng, and the shareholders of Qianxiang Tiancheng, (ii) among our subsidiary Wole Technology, our consolidated affiliated entity Qianjun Technology, and the shareholders of Qianjun Technology, and (iii) among our subsidiary Renren Network, our consolidated affiliated entity Renren Games, and the shareholders of Renren Games. These contracts provide us with the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities and enable us to receive substantially all the economic benefits from them.

Business Operations Agreements. Pursuant to a business operations agreement among Qianxiang Shiji, Qianxiang Tiancheng and its shareholders, Qianxiang Tiancheng shall appoint the candidates designated by Qianxiang Shiji as the executive director or directors, general manager, chief financial officer and any other senior officers of Qianxiang Tiancheng. Qianxiang Tiancheng agrees to follow the proposal provided by Qianxiang Shiji from time to time relating to employment, daily operation and financial management. Without Qianxiang Shiji’s prior written consent, Qianxiang Tiancheng shall not conduct any transaction that may materially affect its assets, obligations, rights or operations, including but not limited to, (i) incurrence or assumption of any indebtedness, (ii) sale or purchase of any assets or rights, (iii) incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or (iv) transfer of any rights or obligations under this agreements to a third party. The term of this agreement is ten years and will be extended automatically for another ten years unless Qianxiang Shiji provides a written notice requesting not to extend the term three months prior to the expiration date, which is December 23, 2020.  Qianxiang Shiji may terminate the agreement at any time by providing a 30-day advance written notice to Qianxiang Tiancheng and to each of its shareholders. Neither Qianxiang Tiancheng nor any of its shareholders may terminate this agreement during the term or the extension of the term, if applicable.

Wole Technology, Qianjun Technology and its shareholders have entered into a business operations agreement, and Renren Network, Renren Games and its shareholders have entered into a business operations agreement.  Each of these two business operations agreements contains substantially the same terms as the terms of the business operations agreement among Qianxiang Shiji, Qianxiang Tiancheng and its shareholders described above.  The expiration date of the business operations agreement among Wole Technology, Qianjun Technology and its shareholders is October 26, 2021, and the expiration date of the business operations agreement among Renren Network, Renren Games and its shareholders is November 30, 2022.  The term of each of these agreement is ten years and will be extended automatically for another ten years unless Wole Technology or Renren Network, as applicable, provides a written notice requesting not to extend the term three months prior to the expiration date.

Powers of Attorney. Pursuant to powers of attorney, the shareholders of Qianxiang Tiancheng each irrevocably appointed our executive director and chief operating officer, Mr. James Jian Liu (the person designated by Qianxiang Shiji) as their attorney-in-fact to vote on their behalf on all matters of Qianxiang Tiancheng that requires shareholder approval under PRC laws and regulations as well as Qianxiang Tiancheng’s articles of association. The appointment of Mr. Liu is conditional upon his being the employee and the designated person of Qianxiang Shiji. Each power of attorney will remain in effect from December 23, 2010 to December 23, 2020, unless and until the earlier of the following events: (i) Mr. Liu loses his position in Qianxiang Shiji or Qianxiang Shiji issues a written notice to dismiss or replace Mr. Liu; and (ii) the business operations agreement among Qianxiang Shiji, Qianxiang Tiancheng and its shareholders terminates or expires.

Each of the shareholders of Qianjun Technology has signed powers of attorney which contain substantially the same terms as those described above.  The powers of attorney signed by the shareholders of Qianjun Technology will remain in effect from October 26, 2011 to October 26, 2021.  Ms. Juan Zhou (the person designated by Wole Technology), a vice president at our company, was irrevocably appointed as the attorney-in-fact to vote on the behalf of the shareholders of Qianjun Technology on all matters of Qianjun Technology that require shareholder approval under PRC laws and regulations as well as Qianjun Technology’s articles of association.

Pursuant to a proxy agreement and power of attorney, the shareholders of Renren Games each irrevocably appointed Renren Network as their attorney-in-fact to exercise on their behalf any and all rights that such shareholders have in respect of their equity interests in Renren Games conferred by relevant laws and regulations and the articles of associate of Renren Games.  The proxy agreement and power of attorney became effective on November 30, 2012 and will remain effective as long as Renren Games exists.  Neither of the shareholders of Renren Games has the right to terminate the proxy agreement or revoke the power of attorney without the prior written consent of Renren Network.

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

Pursuant to spousal consent letters, the spouse of each of the shareholders of Qianjun Technology and Renren Games has acknowledged that certain equity interests of Qianjun Technology and Renren Games, respectively, held by and registered in the name of his/her spouse will be disposed of pursuant to the loan agreement, equity option agreement and equity interest pledge agreement of which they are respectively a party, and they will not take any action to interfere with such arrangement, including claiming that such equity interests constitute  property or communal property between his/her spouse and himself/herself.

Equity Option Agreements. Pursuant to equity option agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng, Qianxiang Tiancheng’s shareholders granted Qianxiang Shiji or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Qianxiang Tiancheng in consideration of the loans extended to Qianxiang Tiancheng’s shareholders under the loan agreements mentioned below. In addition, Qianxiang Shiji has the option to acquire the equity interests of Qianxiang Tiancheng at the lowest price then permitted by PRC law in consideration of the cancellation of all or part of the loans extended to the shareholders of Qianxiang Tiancheng under the loan agreements. Qianxiang Shiji or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Qianxiang Shiji or its designated representative(s) is entitled to exercise the options for unlimited times until all of the equity interests of Qianxiang Tiancheng have been acquired, and can be freely transferred, in whole or in part, to any third party. Without Qianxiang Shiji’s consent, Qianxiang Tiancheng’s shareholders shall not transfer, donate, pledge, or otherwise dispose their equity shareholdings in Qianxiang Tiancheng in any way. The equity option agreement will remain in full force and effect until the earlier of: (i) the date on which all of the equity interests in Qianxiang Tiancheng have been acquired by Qianxiang Shiji or its designated representative(s); or (ii) the receipt of the 30-day advance written termination notice issued by Qianxiang Shiji to the shareholders of Qianxiang Tiancheng. The key factors for our decision to exercise the option are whether the current regulatory restrictions on foreign investment in the internet business and advertising business will be relaxed in the future, which is rather unpredictable at the moment. If such restrictions are relaxed, we will, through Qianxiang Shiji, exercise the option and purchase all or part of the equity interests in Qianxiang Tiancheng.

Wole Technology and each of the shareholders of Qianjun Technology have entered into an equity option agreement, and Renren Network and each of the shareholders of Renren Games have entered into an equity option agreement.  The terms of these two agreements are substantially the same as the terms of the equity option agreement between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng.

Exclusive Technical Service Agreements. Pursuant to an exclusive technical service agreement between Qianxiang Shiji and Qianxiang Tiancheng, Qianxiang Shiji has the exclusive right to provide certain technical services, including maintenance of servers, development, updating and upgrading of web user application software, e-commerce technical services, to Qianxiang Tiancheng. Without Qianxiang Shiji’s prior written consent, Qianxiang Tiancheng shall not engage any third party to provide any of the technical services under this agreement. In addition, Qianxiang Shiji exclusively owns all intellectual property rights resulting from the performance of this agreement. Qianxiang Tiancheng agrees to pay a service fee to Qianxiang Shiji at a specific fee rate proposed by Qianxiang Shiji. Qianxiang Shiji shall have the right to adjust at any time the fee rate based on the quantity, difficulty and urgency of the services it provides to Qianxiang Tiancheng and other factors. The term of this agreement is ten years and will be extended automatically for another ten years unless terminated by Qianxiang Shiji’s written notice three months prior to the expiration of the term, which is December 23, 2020. Qianxiang Shiji can terminate the agreement at any time by providing a 30-day prior written notice. Qianxiang Tiancheng is not permitted to terminate this agreement prior to the expiration of the term, unless Qianxiang Shiji fails to comply with any of its obligations under this agreement and such breach makes Qianxiang Shiji unable to continue to perform this agreement.

Pursuant to an exclusive technical service agreement between Wole Technology and Qianjun Technology, Wole Technology has the exclusive right to provide certain technical services, including services relating to video CDN distributed synchronous technology, real-time conversion of FLV video file to HTTP live streaming technology and real-time scheduling of video CDN flow technology, to Qianjun Technology.  Qianjun Technology agrees to pay a service fee to Wole Technology at a specific fee rate proposed by Wole Technology. Wole Technology shall have the right to adjust at any time the fee rate based on the quantity, difficulty and urgency of the services it provides to Qianjun Technology and other factors.  The other terms of this agreement are substantially the same as the terms of the exclusive technical service agreement between Qianxiang Shiji and Qianxiang Tiancheng.  The expiration date of the agreement is October 26, 2021. The agreement will be extended automatically for another ten years unless terminated by Wole Technology’s written notice three months prior to the expiration of the term.

Pursuant to an exclusive technology support and technology services agreement between Renren Network and Renren Games, Renren Network has the exclusive right to provide to Renren Games certain development, maintenance and support services for the servers and computer software and hardware for Renren Games’ online game business.  Renren Games agrees to pay a service fee to Renren Network at a specific fee rate proposed by Renren Network. Renren Network shall have the right to adjust at any time the fee rate based on certain factors, including the quantity, scope and nature of the services it provides to Renren Games.  The other terms of this agreement are substantially the same as the terms of the exclusive technical service agreement between Qianxiang Shiji and Qianxiang Tiancheng.  The term of this agreement is ten years commencing from November 30 2012, and Renren Network has the right in its sole discretion to extend the term of this agreement for additional ten-year terms by notifying Renren Games at least three months prior to the end of each such ten-year term.

Intellectual Property Right License Agreements. Pursuant to an intellectual property right license agreement between Qianxiang Shiji and Qianxiang Tiancheng, Qianxiang Shiji grants a non-exclusive and non-transferable license, without sublicense rights, to Qianxiang Tiancheng to use certain of the domain names, registered trademarks and non-patent technology (software) owned by Qianxiang Shiji. Qianxiang Tiancheng may only use the intellectual property rights in its own business operations. The amount, payment method and classification of the license fees under this agreement shall be determined based on the precondition that they facilitate Qianxiang Shiji’s securing of all preferential treatments under the PRC tax policies and shall be agreed by both Qianxiang Shiji and Qianxiang Tiancheng considering, among others, the following factors: (i) the number of users purchasing Qianxiang Tiancheng’s products or receiving Qianxiang Tiancheng’s services; and (ii) the types and quantity of the intellectual property rights, which are specified under this agreement, actually used by Qianxiang Tiancheng for selling products or providing services to its users. The term of this agreement is five years and the current term expires on December 23, 2015.  The term of this agreement can be extended for another five years with both parties’ consents. Qianxiang Shiji may terminate this agreement at any time by providing a 30-day prior written notice. Any party may terminate this agreement immediately with written notice to the other party if the other party materially breaches the relevant agreement and fails to cure its breach within 30 days from the date it receives the written notice specifying its breach from the non-breaching party. The parties will review this agreement every three months and determine if any amendment is needed.

Wole Technology and Qianjun Technology have entered into an intellectual property right license agreement, and Renren Network and Renren Games have entered into an intellectual property right license agreement.  Each of these two intellectual property right license agreements contain substantially the same terms as the intellectual property right license agreement between Qianxiang Shiji and Qianxiang Tiancheng. Under the intellectual property right license agreement between Wole Technology and Qianjun Technology, Wole Technology has granted a non-exclusive and non-transferable license, without sublicense rights, to Qianjun Technology to use certain online video-related intellectual property owned by Wole Technology. Under the intellectual property right license agreement between Renren Network and Renren Games, Renren Network has granted a non-exclusive and non-transferable license, without sublicense rights, to Renren Games to use certain intellectual property rights owned by Renren Network. The current term of the intellectual property right license agreement between Wole Technology and Qianjun Technology expires on October 26, 2015, and the term can be extended for another five years with both parties’ consent.  The current term of the intellectual property right license agreement between Renren Network and Renren Games expires on November 30, 2017, and the term will be automatically extended for additional one year terms unless either party provides the other party with notice of its desire to terminate this agreement.

Equity Interest Pledge Agreements. Pursuant to equity interest pledge agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng, the shareholders of Qianxiang Tiancheng pledge all of their equity interests in Qianxiang Tiancheng to Qianxiang Shiji, to guarantee Qianxiang Tiancheng and its shareholders’ performance of their obligations under, where applicable, (i) the loan agreements, (ii) the exclusive technical service agreement, (iii) the intellectual property right license agreement and (iv) the equity option agreements. If Qianxiang Tiancheng and/or any of its shareholders breach their contractual obligations under the aforesaid agreements, Qianxiang Shiji, as the pledgee, will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of Qianxiang Tiancheng in accordance with legal procedures. Without Qianxiang Shiji’s prior written consent, shareholders of Qianxiang Tiancheng shall not transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Qianxiang Shiji’s interests. During the term of this agreement, Qianxiang Shiji is entitled to collect all of the dividends or other distributions, if any, derived from the pledged equity interests. The equity interest pledge has become effective and will expire on the earlier of: (i) the date on which Qianxiang Tiancheng and its shareholders have fully performed their obligations under the loan agreements, the exclusive technical service agreement, the intellectual property right license agreement and the equity option agreements; (ii) the enforcement of the pledge by Qianxiang Shiji pursuant to the terms and conditions under this agreement to fully satisfy its rights under such agreements; or (iii) the completion of the transfer of all equity interests of Qianxiang Tiancheng by the shareholders of Qianxiang Tiancheng to another individual or legal entity designated by Qianxiang Shiji pursuant to the equity option agreement and no equity interest of Qianxiang Tiancheng is held by such shareholders.

Wole Technology has entered into an equity interest pledge agreement with each of the shareholders of Qianjun Technology, and Renren Network has entered into an equity interest pledge agreement with each of the shareholders of Renren Games.  The terms of these four agreements are substantially the same as the terms of the equity interest pledge agreements between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng. All of the equity interest pledge agreements between our subsidiaries and each of the shareholders of our consolidated affiliated entities have been registered.

Loan Agreements. Under loan agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng, Qianxiang Shiji made interest-free loans in an aggregate amount of RMB10.0 million to the shareholders of Qianxiang Tiancheng exclusively for the purpose of the initial capitalization and the subsequent financial needs of Qianxiang Tiancheng. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in Qianxiang Tiancheng to Qianxiang Shiji or its designated representatives pursuant to the equity option agreements. The term of the loans is ten years from the actual drawing down of such loans by the shareholders of Qianxiang Tiancheng, and will be automatically extended for another ten years unless a written notice to the contrary is given by Qianxiang Shiji to the shareholders of Qianxiang Tiancheng three months prior to the expiration of the loan agreements.

Wole Technology and each of the shareholders of Qianjun Technology have entered into loan agreements, and Renren Network and each of the shareholders of Renren Games have entered into loan agreements.  Under the loan agreements, Wole Technology made interest-free loans in an aggregate amount of RMB20.0 million to the shareholders of Qianjun Technology, and Renren Network made interest-free loans in an aggregate amount of RMB10.0 million to the shareholders of Renren Games.  The other terms of each of these loan agreements are substantially the same as the terms of the loan agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng.

D.                                  Property, Plants and Equipment

Our principal executive offices are located at 23/F, Jing An Center, 8 North Third Ring Road East, Beijing 100028, People’s Republic of China, where we lease approximately 26,049 square meters of office space as of March 31, 2013.  We also lease an additional 38,041 square meters of office space in 56 cities throughout China, including Beijing, Shanghai, Guangzhou and Wuhan. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. Some of the lessors of our leased premises do not have valid title to such premises or proper authorization from the title owner to sublease such premises. For further details, see “Item 3.D—Risk Factors—Risks Related to Our Business and Industry—The leasehold interests of some of our consolidated affiliated entities might not be fully protected by the terms of the relevant lease agreements due to defects in or the landlord’s failure to provide certain title documents with respect to some of our leased properties.” Our leases typically have terms of one or two years, approximately two-thirds of which are due to expire during 2013. We plan to renew our leases before they expire.

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

Item 4A.                        Unresolved Staff Comments

None.

Item 5.                                 Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “ Item 3.D. Key Information—Risk Factors” and elsewhere in this annual report on Form 20-F.

A.                                                 Operating Results

Overview

In 2011, we had one reportable segment. This included two operating segments, Renren and 56.com, mainly as a result of our acquisition of Wole Inc., the company that operates 56.com, in October 2011. Our revenues were divided into the two revenue streams of online advertising and IVAS, with IVAS including online games and other IVAS.

During 2012, we incurred the following changes in our operations:

•                  the operations of 56.com were fully integrated into those of Renren, mainly under online advertising, online game and other IVAS (such as the Woxiu business); and

•                  the group-buy business of Nuomi, which originally was under IVAS in 2011, grew to be more significant.

After evaluating the facts for an operating segment and in turn reportable segment, we concluded that we have two operating and reportable segments in 2012, namely Renren and Nuomi. We retrospectively adjusted our segment information for all periods presented to reflect these changes in our segment reporting. These adjustments are also reflected in the following discussion of our segment operating results for comparison to prior year results.

We currently generate revenues from our Renren segment and our Nuomi segment. Our Renren segment accounted for 98.4%, 94.5% and 90.7% of our total net revenues in 2010, 2011 and 2012, respectively, and our Nuomi segment accounted for 1.6%, 5.5% and 9.3%, respectively. Our Renren segment had net revenues from both internet value-added services, or IVAS, and online advertising. IVAS revenues accounted for 57.5%%, 46.5% and 66.5% of our Renren segment’s total net revenues in 2010, 2011 and 2012, respectively, and online advertising revenues accounted for 42.5%, 53.5% and 33.5%, respectively. Our Renren segment’s IVAS revenues are comprised of online games revenues and other IVAS revenues. The substantial majority of our Renren segment’s IVAS revenues are derived from online games, and the substantial majority of our online games revenues are generated from users’ purchases of in-game virtual items offered through Renren Games. Our Renren segment’s other IVAS revenues include revenues from virtual gifts on 56.com, and revenues from VIP memberships, virtual gifts and other paid applications on Renren.com. Our Renren segment’s online advertising revenues are derived from a wide range of advertising formats and solutions. Our Nuomi segment’s revenues include revenues we earn from merchants who offer services and products on nuomi.com and revenues from online advertising on nuomi.com.

Our total net revenues increased from US$76.5 million in 2010 to US$118.0 million in 2011 and to US$176.1 million in 2012, representing a compound annual growth rate, or CAGR, of 51.7% from 2010 to 2012. We had a loss from continuing operations of US$61.2 million, income from continuing operations of US$41.0 million, and a loss from continuing operations of US$75.1 million in 2010, 2011 and 2012, respectively. Our loss from continuing operations in 2010 reflects the aggregate impact of non-cash items relating to the change in fair value of our then outstanding series D warrants, share-based compensation, amortization of intangible assets and impairment of intangible assets, amounting to an aggregate of US$78.6 million in expenses in 2010.  All outstanding warrants to purchase series D preferred shares were exercised in December 2010. Our income from continuing operations in 2011 was due in part to a one-time gain of US$50.9 million from the sale of eLong ADSs, and income from continuing operations in 2011 also reflected the aggregate impact of non-cash items relating to share-based compensation, amortization of intangible assets and impairment of intangible assets, amounting to an aggregate of US$8.7 million in 2011.  Our net loss from continuing operations in 2012 was primarily due to substantial investments in research and development, particularly those related to mobile initiatives, continued investment in our Nuomi social commerce business, and investment in our video sharing business 56.com, which we acquired in October 2011.

The major factors affecting our results of operations and financial condition are discussed below.

Net Revenues

We derive all of our revenues from our Renren and Nuomi segments. Our Renren segment includes online game, other IVAS and online advertising service lines. Our Nuomi segment is our social commerce services.  Our IVAS revenues comprise online games revenues and other IVAS revenues. As is customary in the advertising industry in China, we offer rebates to third-party advertising agencies and recognize online advertising revenues net of these rebates. We recognize all of our revenues net of business taxes in 2010 and 2011. Starting from 2012, we recognize our revenues net of business taxes or value added tax.

The following table sets forth the principal components of our net revenues, both as absolute amounts and as percentages of our total net revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2010		2011		2012
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Net revenues:
Renren segment:
Online games	$34,413	45.0%	$42,289	35.8%	$90,175	51.2%
Other IVAS	8,912	11.6	9,608	8.2	15,952	9.1
Online advertising	32,003	41.8	59,613	50.5	53,508	30.4
Renren segment total	75,328	98.4	111,510	94.5	159,635	90.7
Nuomi segment	1,207	1.6	6,457	5.5	16,451	9.3
Total net revenues	$76,535	100.0%	$117,967	100.0%	$176,086	100.0%

Our Renren segment

Our Renren segment has net revenues from both IVAS and online advertising.

IVAS. Our Renren segment’s IVAS revenues are comprised of online games revenues and other IVAS revenues. The substantial majority of our Renren segment’s IVAS revenues are derived from online games, and the substantial majority of our online games revenues are generated from users’ purchases of in-game virtual items, such as accessories and pets, on wan.renren.com and other direct-to-consumer store fronts such as Apple’s appstore.  Other IVAS revenues include virtual gifts on 56.com, and VIP memberships, virtual gifts and other paid applications on Renren.com. Revenues generated from online games or applications developed by third parties are subject to revenue-sharing agreements with the third-party developers.

We collect most of our online games revenues through third-party online payment systems. We also sell online prepaid cards to distributors at a discount to the face value of the cards. For a detailed discussion of how revenues from IVAS are recognized in our financial statements, see “—Critical Accounting Policies—Revenue Recognition.”

As our Renren segment’s IVAS business is comprised of several business models, including the sale of in-game virtual items, virtual gifts on 56.com, and VIP memberships, virtual gifts and other paid applications on Renren.com, and as each business model has its own revenue sources, quantitative price analysis for our Renren segment’s IVAS business as a whole is not practical or meaningful. Consequently, we are generally not able to use conventional average sale price analysis in evaluating the financial performance of our Renren segment’s IVAS businesses.

The most significant factors that directly or indirectly affect our Renren segment’s IVAS revenues include the following:

•                  the number of users visiting our websites and mobile applications, and the amount of IVAS they consume from our Renren segment;

•                  our ability to continue to offer new self-developed and third-party revenue-generating online games and applications that are attractive to users;

•                  costs relating to developing, licensing or acquiring, and marketing new online games, including cross-platform games and mobile games, and applications;

•                  our ability to maintain and improve revenue-sharing arrangements with third-party online game and application developers;

•                  competition in China’s online games and online talent show markets; and

•                  government regulations or policies affecting online games businesses.

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

Online Advertising. We offer a wide range of online advertising formats and solutions, including social ads, display advertising, promoted news feed items, fan and brand pages, self-service advertising solutions targeted at small- and medium-sized enterprises, video advertising solutions on 56.com which, in addition to display advertising, include pre-roll, post-roll and word-link advertising, and other formats such as sponsored online events and branded virtual gifts. In 2010, 2011 and 2012, approximately 94.3%, 91.5% and 85.6%, respectively, of our online advertising revenues were derived from pay-for-time arrangements, whereby advertisers place their orders based on the period of time an advertisement is displayed in a specific format on a specific web page. In addition to pay-for-time arrangements, advertisers can pay for our advertising solutions based on the number of ad impressions delivered or the number of clicks on their advertisement. An “ad impression” is delivered when an advertisement appears on a page and the page is viewed by a user.

Substantially all of our online advertising revenues are generated from the PC version of our platform. In this regard, the migration of our user traffic from PC to mobile, which gathered momentum in 2011 and noticeably increased in 2012, has had an adverse impact on our online advertising revenues.  The primary reason for this is that advertisers have, to date, spent considerably less money advertising on mobile devices as compared to advertising on PCs due to the limited screen size of mobile devices and the under-developed measurement and tracking services for mobile advertising.

Historically, the most significant factor that has contributed to the increase in our online advertising revenues was the growth of our SNS platform and user base and therefore, the increased use of our platform by advertisers to reach our users. The number of our activated users increased from approximately 110 million as of December 31, 2010 to approximately 147 million as of December 31, 2011 and to approximately 178 million as of December 31, 2012. Our monthly unique log-in users increased from approximately 26 million in December 2010 to approximately 38 million in December 2011 and to approximately 56 million in December 2012.  In 2010, 2011 and 2012, the number of our brand advertisers was 248, 301 and 277, respectively, and the average annual spending by our brand advertisers was approximately US$129,000, US$181,000 and US$165,000, respectively.  The decrease in the number of brand advertisers and the average annual spending by our brand advertisers from 2011 to 2012 was an overall result of a weaker macroeconomic environment, increased competition and the continuing shift of our traffic from PC to mobile.

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

The most significant factors that directly or indirectly affect our online advertising revenues include the following:

•                  the number of our users who visit the PC version of our social networking internet platform, and the amount of time as well as the page views spent on the PC version of our platform;

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

•                  the state of the PRC and global economy; and

•                  government regulations or policies affecting the internet and SNS and online advertising businesses.

Our Nuomi segment

Our Nuomi segment’s revenues primarily include revenues it earns from merchants who offer services and products on our nuomi.com social commerce website. Nuomi.com offers deep-discount localized social commerce services and products to Nuomi users. Entertainment, dining, health and beauty services make up the majority of our social commerce deals. The most significant factors that directly or indirectly affect our Nuomi segment’s revenues include our ability to attract more merchants to offer services and products on nuomi.com, competition in China’s social commerce market and government regulations or policies affecting social commerce businesses.

Cost of Revenues

The following table sets forth the principal components of our cost of revenues, both as absolute amounts and as percentages of our total net revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2010		2011		2012
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Cost of revenues:
Renren segment:
Bandwidth and co-location costs	$9,618	12.6%	$12,201	10.3%	$24,452	13.9%
Salaries and benefits	1,352	1.8	5,415	4.6	13,835	7.9
Games-related costs	2,246	2.9	3,256	2.8	9,872	5.6
Direct advertisement costs	1,571	2.1	1,048	0.9	4,890	2.7
Commission costs	—	—	—	—	4,028	2.3
Other expenses	1,809	2.3	3,691	3.1	8,013	4.5
Renren segment total	16,596	21.7	25,611	21.7	65,090	36.9
Nuomi segment	28	0.0	622	0.5	1,529	0.9
Total cost of revenues	$16,624	21.7%	$26,233	22.2%	$66,619	37.8%

Our Renren segment

Cost of revenues for our Renren segment consists primarily of bandwidth and co-location costs, salaries and benefits, games-related costs, direct advertisement costs and commission costs. We expect that our cost of revenues will increase in amount as we further grow our user base and expand our revenue-generating services.

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

Games-related costs. Games-related costs primarily consist of fixed and variable fees for licensing certain of our online games from third-party developers. Fixed licensing fees are amortized on a straight line basis over the shorter of the license period and the useful economic life of the licensed game. Variable licensing fees are calculated as a percentage of the revenues we generate from the licensed games and are recognized when the relevant revenues are recognized. In addition, games-related costs include the depreciation and amortization of computer servers and software which are attributable to our online games business.

Direct advertisement costs. Direct advertisement costs primarily include costs for licensing of professionally produced content for 56.com, as well as design, development and certain other costs incurred by third parties with whom we have contracted to provide certain services relating to our online advertising services. For example, if an advertiser places an advertisement on our renren.com website and we contract with a third party to provide technical assistance and design support for placing such advertisement, the fees paid to this third party are classified as direct advertisement costs.

Commission costs. Commission costs primarily consist of commissions paid to Woxiu performers.  Such commissions are calculated as a percentage of the revenues we generate from the sales of virtual gifts that fans of the performers have purchased.

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

Our Nuomi segment

Cost of revenues for our Nuomi segment accounted for only 0.0%, 0.5% and 0.9% of our total net revenues from our continuing operations in 2010, 2011 and 2012, respectively. Cost of revenues for our Nuomi segment consists primarily of bandwidth and co-location costs. Our Nuomi segment has relatively low cost of revenues as a percentage of its revenues because we recognize Nuomi’s revenue as service fee income based on the difference between the amounts we receive from Nuomi users and the amount we pay to third-party merchants.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, general and administrative expenses and impairment of intangible assets. Our operating expenses in 2011 were significantly higher than they were in 2010, primarily due to significant increases in expenses associated with the expansion of our Nuomi social commerce services, including marketing and promotion expenses and a rapid increase in headcount, as well as a significant increase in our overall research and development staff. Compared with 2011, our operating expenses increased by 65.0% in 2012, primarily due to a substantial increase in our investment in research and development for mobile related initiatives, an increase in the size of our sales force for Nuomi social commerce services, and an increase in the promotion expenses for our online games and 56.com.

The following table sets forth our operating expenses for continuing operations, both as absolute amounts and as percentages of our total net revenues, for the periods indicated.

	Years ended December 31,
	2010		2011		2012
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Operating Expenses:
Selling and marketing	$20,281	26.5%	$62,050	52.6%	$82,789	47.0%
Research and development	23,699	31.0	40,310	34.2	79,541	45.2
General and administrative	7,511	9.8	17,215	14.6	38,860	22.1
Impairment of intangible assets	739	1.0	2,351	2.0	—	—
Total operating expenses	$52,230	68.3%	$121,926	103.4%	$201,190	114.3%

Our selling and marketing expenses, research and development expenses and general and administrative expenses include share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation Expenses” for more information.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, benefits and commissions for our sales and marketing personnel and advertising and promotion expenses. The significant increase in our selling and marketing expenses in 2011 was primarily due to (i) the increase in headcount of selling and marketing personnel to support the expansion of our Nuomi social commerce services and (ii) marketing expenses for our Nuomi social commerce services. The increase in our selling and marketing expenses in 2012 was primarily due to (i) the increase in headcount of selling and marketing personnel to support the expansion of our Nuomi social commerce services, and (ii) the increase in promotion expenses for our games and 56.com. We expect that our selling and marketing expenses will continue to increase in the near term as we plan to increase our promotion expenses for online games and 56.com as well as hire additional sales and marketing personnel, particularly for our Nuomi social commerce services.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel. Research and development expenses increased substantially in each of the past two years, mostly due to the hiring of more research and development personnel to support the rapid growth of our business.  Our mobile-related investments contributed a significant part of the increase of our research and development expenses in 2012.  We expect our research and development expenses to increase on an absolute basis as we intend to hire additional research and development personnel to develop new features and services for our various websites, develop new online games and further improve our technology infrastructure, among other things.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel and fees and expenses for third-party professional services. We expect our general and administrative expenses to increase in the future on an absolute basis as our business grows.

Impairment of Intangible Assets

Impairment of intangible assets in 2010 and 2011 related primarily to impairments of domain names which we no longer use.  We did not record impairment of intangible assets in 2012.

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

Exchange (Loss) Gain on Dual Currency Deposit / Offshore Bank Accounts

In the past, we made dual currency deposits in addition to RMB deposits in the ordinary course of our business to enhance the yields on our cash balances.  In 2010 and 2011, we had exchange gains on dual currency deposits in U.S. dollars and Japanese yen, which were mainly attributable to offshore bank deposits.  In 2012, we had an exchange loss on offshore RMB deposits.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

PRC

All entities and individuals that engage in the provision of services, the transfer of intangible assets or the sale of real properties within the PRC are required to pay PRC business tax. Currently, we are subject to a 5.6% to 8.6% business tax on gross revenue generated from IVAS, online advertising and social commerce services, plus related surcharges.

On January 1, 2012, the Ministry of Finance and the State Administration of Taxation introduced a pilot plan for the imposition of a value-added tax to replace the business tax. This pilot plan was first launched in Shanghai and subsequently was expanded to ten other provinces and municipalities, between August and December of 2012. As of December 31, 2012, certain of our subsidiaries and consolidated affiliated entities based in Beijing, Guangzhou and Shanghai have been required by local tax authority to pay value-added tax at a rate of 6.72% to 6.78% on certain service revenues which were previously subject to business tax.

Effective as of January 1, 2008, the Enterprise Income Tax Law applies a uniform enterprise income tax rate of 25% to all domestic enterprises and foreign-invested enterprises and defines new tax incentives for qualifying entities. Enterprises established before March 16, 2007 that were entitled to the then available preferential tax treatment may continue to enjoy such treatment (i) in the case of preferential tax rates, for a maximum of a five-year period starting from January 1, 2008; during such period, the tax rate will gradually increase to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, dividends, interests, rent or royalties paid by a PRC entity to foreign non-resident enterprise investors, and proceeds from the disposition of assets by such foreign enterprise investor, will generally be subject to a 10% withholding tax.

On March 31, 2009, Qianxiang Wangjing, one of our consolidated affiliated entities, was qualified as a Software Enterprise by the Beijing Science and Technology Commission. According to such qualification, Qianxiang Wangjing is eligible for certain preferential tax treatments, including a two-year exemption and three-year 50% reduction on its annual enterprise income tax starting from the first year when it generated profits, which was 2009. This preferential tax treatment benefited us by reducing our income tax charge by US$11.3 million in 2010 (when Qianxiang Wangjing was exempted from enterprise income tax) and by US$1.4 million in 2011. In tax year 2013, Qianxiang Wangjing will pay income tax at 12.5% (i.e. 50% of the standard rate). Thereafter Qianxiang Wangjing will pay income tax at the standard rate of 25%. Consequently, our effective tax rate is expected to increase in future years. Qianxiang Changda has been qualified as a “software enterprise” by the Shanghai Municipal Commission of Science and Technology and, accordingly, was exempt from enterprise income tax rate in 2011 and 2012 and will enjoy a tax reduction of 50% for 2013, 2014 and 2015.

Under the Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” located within the PRC is considered a PRC resident enterprise and therefore will be subject to a 25% PRC enterprise income tax on its global income. The implementation rules define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” In addition, SAT Circular 82 treats a Chinese-controlled enterprise established outside of China as a PRC resident enterprise with “de facto management bodies” located in the PRC for tax purposes where all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily production or business operations are located in the PRC; (ii) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s board members with voting rights or senior management habitually reside in the PRC. In addition, the State Administration of Taxation issued a bulletin effective September 1, 2011 to provide more guidance on the implementation of the above circular. The bulletin made clarification in the areas of resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals,  the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.  Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises under the Enterprise Income Tax Law. If considered a PRC resident enterprise for tax purposes, we would be subject to the PRC enterprise income tax at the rate of 25% on our global income for the period after January 1, 2008. Given that Circular 82 was issued regarding overseas enterprises controlled by PRC enterprises (not those controlled by PRC individuals), it is not strictly applicable to us. As of December 31, 2012, we had not accrued reserves for PRC tax on such basis.

For more information on PRC tax regulations, see “Item 4.B—Business Overview—Regulation—Regulations on Tax.”

Discontinued Operations

In late 2008, due to regulatory changes to the operating environment of wireless value-added services, we decided to exit our wireless value-added services business. We discontinued the majority of this business in 2009 and the remainder in 2010. We received in aggregate approximately US$0.8 million in proceeds from the sale of our wireless value-added services business to an unrelated third party in 2009. In addition, to further focus on our core SNS business in China, we sold all of our equity interests in Mop.com, an internet community website in China, and Gummy Inc., a social internet games provider in Japan, to Oak Pacific Holdings, a company owned by some of our shareholders, in December 2010. For more information, see “Item 7.B—Major Shareholders and Related party Transactions—Related Party Transactions—Disposal of Mop.com and Gummy Inc.” The aggregate consideration for the sale of Mop.com and Gummy Inc. was approximately US$18.1 million, and was determined based on a valuation prepared with the assistance of an independent valuation firm. The financial results associated with our wireless value-added services business and with Mop.com and Gummy Inc. have been presented as discontinued operations in 2010.

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

Revenue Recognition

Historically, we have generated revenues primarily through online games, online advertising, our online talent show and social commerce. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

Online games

We generate revenue from the provision of online games, particularly cross-platform and web-based online games. Our games can be accessed and played by end users free of charge, and the end users may choose to purchase in-game virtual merchandise or premium features to enhance their game-playing experience using virtual currency. The end users can purchase virtual currency by making direct online payments to us through third-party online payment platforms or purchasing  online prepaid cards. The amount received from direct online payments is recorded initially as deferred revenues. We sell online prepaid cards through distributors across China with sales discounts from the face value offered by us. As we do not have control over and generally do not know the ultimate selling price of the online prepaid cards sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as deferred revenues. End users use an access code and password, either obtained through direct online payment or from the online prepaid card, to exchange the amount of direct online payment or the face value of these cards for virtual currency and deposit them into their personal accounts. End users consume the virtual currency for in-game virtual merchandise or premium features sold.

For the consumptive in-game merchandise or premium features, we recognize the revenues as the in-game merchandise or premium features are first used by the end users. For the permanent merchandise or premium features, we recognize the revenues according to the character of the in-game merchandise or premium features: if the lives of permanent merchandise or premium features can be estimated, revenue is recognized over the estimated lives of permanent merchandise or premium features; if the lives of permanent merchandise or premium features can not be estimated, revenue is recognized over the average period that players typically play the games. When different assumptions were used in deriving the estimated lives of in-game merchandise or premium features and the typical average play period of our games, the timing in which we record our revenues would be impacted.

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

Online talent show (“Woxiu”)

Our online talent show Woxiu, which means “a show of your own” in Chinese, is a virtual stage we offer at 56.com where grassroots musicians and performers can live-stream their performances and share them with other viewers. Fans of the performing user can chat along with the performer and other live audience and purchase consumer virtual items from us to show support to the performers.

All “Woxiu” live video shows are available free of charge and fans can purchase virtual items or feaures on the platform with virtual currencies called “56 beans” to support their favorite performers. The number of 56 beans consumed is kept track of by our operation system and will be deducted from users’ accounts automatically when the 56 beans are deemed as consumed.  Revenue is recognized monthly based on the number of 56 beans consumed. We pay the performers up to 35% of the amount of 56 beans consumed, or 40% if they enter into an exclusive service contract with us. We recognize the total revenue on a gross basis, and the commission paid to the performers is recorded as cost of revenues.

Renren Open Platform Program

Our social networking internet platform also allows our users to access for-purchase applications developed by third parties. Pursuant to revenue-sharing agreements entered between us and the third-party application developers, we are generally entitled to a 52% share of the revenues generated from our users accessing such for-purchase applications developed by third parties. The revenues are recognized on a net basis when the third-party applications are sold through our platform and our users make online payment to us, which generally occurs concurrently.

Social commerce

In June 2010, we began to engage in social commerce services through nuomi.com.  Third-party merchants agree to provide Nuomi users discounted prices when pre-agreed amount of Nuomi users sign up for a deal consisting of services events or products provided by the merchants.  We recognize revenue for the difference of the amounts we collect from Nuomi users and the amount we pay to the third-party merchants. The revenues are recognized when all of the following criteria are met: (i) the number of participating users reaches the minimum requirement of the merchants; (ii) the participating users have made their payments to us; (iii) we have released the electronic coupons for the agreed discounted prices to the participating users; and (iv) the electronic coupons have been consumed by the participating users.  The payments received for unused coupons are initially recognized as other accounts payables and are recognized as revenues when the above criteria have been met.

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

In November 2012, we changed the refund policy of coupons that are refundable within seven days of purchasing to refundable at anytime, provided the coupon is still valid.

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

Based on the revised terms and policy, we have recognized a liability of US$1.8 million as of December 31, 2012, for the cumulative effect of the credits extended to the unused coupons expired but have not been exchanged for new coupons.

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

In October 2011, we acquired Wole Inc., the Cayman Islands company that operates 56.com. The 56.com reporting unit has been fully integrated with the advertising reporting unit and has been renamed as Renren Platform as of December 31, 2012. The following table sets forth the estimated fair value, carrying value and goodwill allocated to our Renren Platform reporting unit as of December 31, 2012.

Reporting Unit	Renren Platform
(in thousands of US$ except for percentages)

Estimated fair value	215,710
Carrying value	189,027
Percentage by which fair value exceeds carrying value	14.1%
Amount of goodwill allocated to the reporting unit	59,673

The principal assumptions made by management in determining goodwill impairment as of December 31, 2012 include the following:

•                  cash flow discount rates of 25% and terminal value growth rates of 3.0% were used for the Renren Platform reporting unit;

•                  there will be no major changes in the existing political, legal, fiscal and economic conditions in the PRC;

•                  there will be no major changes in the current tax law in the PRC and all applicable laws and regulations will be complied with;

•                  exchange rates and interest rates will not differ materially from those presently prevailing;

•                  the availability of financing will not be a constraint on the forecasted growth of operations; and

•                  industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

As of December 31, 2012, the estimated fair value of the Renren Platform reporting unit was 14.1% in excess of its carrying value. We also performed a sensitivity analysis of the results of all reporting units. If the discount rate were to increase by 1.5% or the revenue growth rate of future projection were to decrease by 3.5%, the fair value of the Renren Platform reporting unit would still remain higher than the carrying value of the respective reporting unit.

Please see “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry” for a discussion of risks and uncertainties that may adversely affect our growth.  These risks and uncertainties, if materialized, could also have a negative effect on the estimated fair value.

Intangible assets with indefinite useful lives are not subject to amortization and are tested for impairment at least annually when events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. During the years ended December 31, 2010, 2011 and 2012, we recorded impairment losses of nil, US$2.2 million and nil, respectively, mainly related to domain names with indefinite life, since we decided to stop using the domain name uume.com after transferring all the online games operated on www.uume.com to one of our other operating platforms in 2010, and xiaonei.com, a domain name we previously acquired but no longer use in 2011.

Intangible assets with determinable useful lives are amortized on a straight-line basis.

We evaluate intangible assets with determinable useful life for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. During the year ended December 31, 2010, 2011 and 2012, we recognized impairment for intangible assets of  US$ 0.7 million, US$ 0.1 million and nil for games licenses.

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

Business Combinations

Business combinations are recorded using the acquisition method of accounting.  The assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date.  Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired.  Previously, any noncontrolling interest was reflected at historical cost.  Acquisition costs are expensed when incurred.

Common forms of the consideration made in acquisitions include cash and common equity instruments.  Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.  For shares issued in a business combination, we used the fair value of our ordinary shares as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration, the contingent consideration is recognized and measured at its fair value at the acquisition date, and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

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

A change in any of the terms or conditions of share options shall be accounted for as a modification of the plan.  Therefore, we calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date.  For vested options, we would recognize incremental compensation cost in the period of the modification occurred and for unvested options, we would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Volatility. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

Risk-free interest rate. Risk-free interest rate was estimated based on the yield to maturity of China Sovereign Bonds with a maturity period close to the expected term of the options.

Expected term. For the options granted to employees, we estimated the expected term based on the vesting and contractual terms and employee demographics, and we estimated the expected term as the average between the vesting term of the options and the original contractual term. For the options granted to non-employees, we estimated the expected term as the original contractual term.

Dividend yield. We estimated the dividend yield based on our expected dividend policy over the expected term of the options.

Exercise price. The exercise price of the options was determined by our board of directors.

Fair value of underlying ordinary shares. The fair value of the ordinary shares underlying the share options is the quoted market price of our ordinary shares on the date of grant.

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

Uncertainties exist with respect to the application of the PRC Enterprise Income Tax Law and its implementing rules to our operations, specifically with respect to our tax residency status. The Enterprise Income Tax Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The Enterprise Income Tax Law’s implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”

Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute residents under the Enterprise Income Tax Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operations. See “Item 3.D—Risk Factors—Risk Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

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

Consolidation of Variable Interest Entity

PRC laws and regulations currently prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services. To comply with the PRC laws and regulations, we conduct substantially all of our business through our variable interest entities and their subsidiaries. We have, through three of our wholly owned subsidiaries in the PRC, entered into contractual arrangements with Qianxiang Tiancheng, Qianjun Technology and Renren Games, such that these entities are considered as our variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights per the terms of the equity option agreements, which gives us the power to control the shareholder of these entities. More specifically, we believe that the terms of the exclusive equity option agreements are currently exercisable and legally enforceable under PRC laws and regulations. Therefore, we believe this gives us the power to direct the activities that most significantly impact the economic performance of these entities and their subsidiaries. We believe that our ability to exercise effective control, together with the service agreements and the equity interest pledge agreements, give us the rights to receive substantially all of the economic benefits from these entities and their subsidiaries in consideration for the services provided by our wholly owned subsidiaries in China. Accordingly, as the primary beneficiary of these entities and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

Based on the advice of TransAsia Lawyers, our PRC legal counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

Impairment of Long-term and Short-term Investments.

We review our long-term and short-term investments for other-than-temporary impairment in accordance with relevant accounting literature, based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and our intent and ability to hold the investment. In view of the declines of fair value below the carrying cost of certain short-term and long-term investments, we performed an evaluation to determine whether any of the declines were other-than-temporary. We determined that there were no fair value declines in long-term and short-term investments, and thus made no provision for impairment losses, in 2012. We recognized nil, US$79,000 and nil in impairment losses on long-term investments for the years ended December 31, 2010, 2011 and 2012, respectively. We recognized nil impairment losses on short-term investments for the years ended December 31, 2010, 2011 and 2012, respectively.

Accounting Pronouncements Newly Adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement.  The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework.  The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP.  The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•                  Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•                  Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk—the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met.  When the criteria are met, an entity can measure the fair value of the net risk position.

•                  Premiums or discounts in fair value measure—the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•                  Fair value of an instrument classified in a reporting entity’s stockholders’ equity—the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•                  Disclosures about fair value measurements—the guidance expands disclosure requirements, particularly for Level 3 inputs.  Required disclosures include:

(i)                                     For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)                                  The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities.  Early application by public entities is not permitted.  The adoption of this guidance did not have a significant effect on our consolidated financial statements included in this annual report.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity.  The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The guidance should be applied retrospectively.  For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011.  Early adoption is permitted.  In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income.  This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented.  While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011.  We have adopted this guidance on January 1, 2012 and have separately presented the consolidated statements of comprehensive income since that date.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment.  The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment.  The guidance permits an entity to first assess qualitative factors to determine whether it is ‘‘more likely than not’’ that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.  The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued.  The adoption of this pronouncement did not have a significant effect on our consolidated financial statements, as we chose to directly perform the two-step goodwill impairment test for 2012.

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment.  Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset.  If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset.  The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment.  In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods.  The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  Early adoption is permitted.  The adoption of this guidance did not have a significant effect on our consolidated financial statements included in this annual report

Recent Accounting Pronouncements Not Yet Adopted

In December 2011, the FASB issued an authoritative pronouncement relating to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this pronouncement do not change the current requirements for reporting net income or other comprehensive income in financial statements. The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In March 2013, the FASB has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. Our business has grown rapidly in recent years. We believe that period-to-period comparisons of our results of operations should not be relied upon as indicative of future performance.

	Year ended December 31,
	2010	2011	2012
	(in thousands of US$)
Net revenues:
Renren segment:
Online games	$34,413	$42,289	$90,175
Other IVAS	8,912	9,608	15,952
Online advertising	32,003	59,613	53,508
Renren segment	75,328	111,510	159,635
Nuomi segment	1,207	6,457	16,451
Total net revenues	76,535	117,967	176,086
Cost of revenues	16,624	26,233	66,619
Gross profit	59,911	91,734	109,467
Operating expenses:
Selling and marketing	20,281	62,050	82,789
Research and development	23,699	40,310	79,541
General and administrative	7,511	17,215	38,860
Impairment of intangible assets	739	2,351	—
Total operating expenses	52,230	121,926	201,190
Income (loss) from operations	7,681	(30,192)	(91,723)
Other income	—	2,340	2,446
Change in fair value of warrants	(74,364)	—	—
Exchange gain (loss) on dual currency deposit/offshore bank accounts	3,781	7,753	(1,769)
Interest income	335	9,619	20,067
Realized gain on available-for-sale investments	—	50,911	4,317
Gain on disposal of cost of method investment	40	—	—
Impairment of cost method investment	—	(79)	—
Income (loss) before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(62,527)	40,352	(66,662)
Income tax benefit (expenses)	1,332	(668)	(920)
Income (loss) before earnings (loss) in equity method investment, net of income taxes	(61,195)	39,684	(67,582)
Earnings (loss) in equity method investment, net of income taxes	—	1,320	(7,471)
Income (loss) from continuing operations	(61,195)	41,004	(75,053)
Discontinued operations:
Loss from discontinued operations, net of income taxes	(4,301)	—	—
Gain on disposal of discontinued operations, net of income taxes	1,341	—	—
Loss on discontinued operations, net of income taxes	(2,960)	—	—
Net (loss) income	(64,155)	41,004	(75,053)
Add: Net loss attributable to the noncontrolling interest, net of income taxes of nil	—	252	27
Net (loss) income attributable to Renren Inc.	$(64,155)	$41,256	$(75,026)

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Our net revenues increased by 49.3% from US$118.0 million in 2011 to US$176.1 million in 2012. This increase was primarily due to a 43.2% increase in the net revenues of our Renren segment, as well as to a 155% increase in the net revenues of our Nuomi segment.

•            Renren segment.  Our Renren segment’s net revenues increased by 43.2% from US$111.5 million in 2011 to US$159.6 million in 2012. The increase in our Renren segment’s net revenues was primarily due to an increase in its online games revenues, with a modest increase in its other IVAS revenues largely offset by a modest decrease in its online advertising revenues. Online games revenues increased by 113% from US$42.3 million in 2011 to US$90.2 million in 2012, primarily driven by our in-house developed cross-platform games. The number of in-house developed games we offered increased from 10 as of December 31, 2011 to 15 as of December 31, 2012. Including both in-house developed and third party games, we had approximately 219,000 active paying users on a quarterly average basis in 2012, compared to 243,000 active paying users on a quarterly average basis in 2011. The decrease in paying users resulted from the decrease of paying users on third party games, partially offset by the increase of paying users on our in-house developed games. Our Renren segment’s other IVAS revenues increased by 66.0% from US$9.6 million in 2011 to US$16.0 million in 2012, primarily due to Woxiu services on 56.com, which increased from US$0.7 million in 2011 to US$7.2 million in 2012, and to a lesser extent, VIP memberships revenue of Renren.com. Online advertising revenues decreased by 10.2% from US$59.6 million in 2011 to US$53.5 million in 2012. The decrease was an overall result of a weaker macroeconomic environment, increased competition and the continuing shift of our traffic from PC to mobile. The majority of our Renren users’ time on our SNS service is now spent on mobile, from which we do not currently monetize meaningful amounts of online advertising revenue. Due to these factors tempering demand for our online advertising services, the number of our brand advertisers decreased from 301 in 2011 to 277 in 2012 and the average annual spending by our brand advertisers decreased from approximately US$181,000 in 2011 to approximately US$165,000 in 2012. The number of our activated users increased from approximately 147 million as of December 31, 2011 to approximately 178 million as of December 31, 2012. Our monthly unique log-in users increased from 38 million in December 2011 to 56 million in December 2012.

•                  Nuomi segment. Our Nuomi segment’s net revenues increased by 155% from US$6.5 million in 2011 to US$16.5 million in 2012, primarily due to social commerce services. Social commerce services accounted for 100% of our Nuomi segment’s net revenues in 2011 and 98.0% of our Nuomi segment’s net revenues in 2012. Our registered Nuomi users and paying users on Nuomi increased from 11.3 million and 4.9 million as of December 31, 2011 to 23.7 million and 11.2 million as of December 31, 2012.

Cost of Revenues.  Our cost of revenues increased by 154% from US$26.2 million in 2011 to US$66.6 million in 2012. This increase was primarily due to a 154% increase in the cost of revenues of our Renren segment, as well as to a 146% increase in the cost of revenues of our Nuomi segment.

•                  Renren segment. Our Renren segment’s cost of revenues increased by 154% from US$25.6 million in 2011 to US$65.1 million in 2012. This increase was primarily due to a 100% increase in bandwidth and co-location costs for 56.com and Renren.com, from US$12.2 million in 2011 to US$24.5 million in 2012; an increase in salaries and benefits from US$5.4 million in 2011 to US$13.8 million in 2012, which resulted from the hiring of more game masters and other employees whose services are directly related to the generation of revenues; an increase in other games-related costs from US$3.3 million in 2011 to US$9.9 million in 2012, primarily due to the increased licence costs for launched games; and the US$4.0 million commission paid to performers of Woxiu in 2012.

•                  Nuomi segment. Our Nuomi segment’s cost of revenues increased by 146% from US$0.6 million in 2011 to US$1.5 million in 2012, primarily consisting in bandwidth and co-location costs and logistics costs.

Operating Expenses. Our operating expenses increased by 65.0% from US$121.9 million in 2011 to US$201.2 million in 2012, due to increases in our research and development expenses, selling and marketing expenses and general and administrative expenses.

•                  Selling and marketing expenses. Our selling and marketing expenses increased by 33.4% from US$62.1 million in 2011 to US$82.8 million in 2012. This increase was primarily due to an increase of US$10.9 million in salaries and other benefits for our expanded Nuomi social commerce services’ sales and marketing personnel, an increase of US$2.9 million in advertising expenses for our games, and an increase of US$1.6 million in promotion expenses for 56.com.

•                  Research and development expenses. Our research and development expenses increased by 97.3% from US$40.3 million in 2011 to US79.5 million in 2012. This increase was primarily due to a 114.1% increase in salaries and other benefits for research and development personnel, from US$29.1 million in 2011 to US$62.3 million in 2012. The increase in salaries and other benefits for these personnel was mainly due to an increase in headcount to further expand our research and development capabilities, particularly for our mobile related initiatives.

•                  General and administrative expenses. Our general and administrative expenses increased by 125.7% from US$17.2 million in 2011 to US$38.9 million in 2012. This increase was primarily due to the growth of the size of our company and our expanded business operations.  In particular, salaries and other benefits for our general and administrative personnel increased from US$9.2 million in 2011 to US$20.2 million in 2012, resulting primarily from increased share-based compensation charges as well as an increased headcount due to the expansion of our business and expenses associated with our reporting obligations as a public company.

Exchange (Loss) Gain on Dual Currency Deposit / Offshore Bank Accounts. We had an exchange loss of US$1.8 million on offshore RMB deposits in 2012, compared with an exchange gain of US$7.8 million on dual currency deposits in 2011.

Interest Income.  Interest income was US$20.1 million in 2012, as compared to interest income of US$9.6 million in 2011.  The interest income for both years was primarily interest on term deposits at commercial banks, the cash balances of which increased significantly from 2011 to 2012.

Gain on Sales of Available-for-sale Investments.  Gain on sales of available-for-sale investments was US$4.3 million in 2012, compared to US$50.9 million in 2011.  The gain on sales of available-for-sale investments in 2012 was due to proceeds from sales of marketable securities and option strategies relating to those marketable securities.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Our net revenues increased by 54.1% from US$76.5 million in 2010 to US$118.0 million in 2011. This increase was primarily due to a 48.0% increase in the net revenues of our Renren segment, as well as to a 435% increase in the net revenues of our Nuomi segment.

•            Renren segment.  Our Renren segment’s net revenues increased by 48.0% from US$75.3 million in 2010 to US$111.5 million in 2011. The increase in our Renren segment’s net revenues was primarily due to an increase in its online advertising revenues and its online games revenues. Our Renren segment’s online advertising revenues increased by 86.3% from US$32.0 million in 2010 to US$59.6 million in 2011. The significant increase was an overall result of the increasing adoption of our SNS platform as an advertising solution for advertisers, driven by our user base growth. The number of our activated users increased from approximately 110 million as of December 31, 2010 to approximately 147 million as of December 31, 2011. Our monthly unique log-in users increased from 26 million in December 2010 to 38 million in December 2011. The increased use of our platform by advertisers is reflected in an increase of our brand advertisers’ average annual spending from US$129,000 in 2010 to US$181,000 in 2011 and an increase in the number of our brand advertisers from 248 in 2010 to 301 in 2011. The increase in the number of our brand advertisers was due to our effective marketing efforts to acquire new advertisers and the expansion of our sales force, as well as the greater market acceptance of SNS advertising as an effective way for advertisers to market their businesses. The increase of our average annual spending per brand advertiser was attributable to both an increase in advertising time and space our advertisers purchased from us during the period and the pricing strategy on our social networking internet platform which effectively increased the price we charged our advertisers for our advertising time and space. Our Renren segment’s online games revenues increased by 22.9% from US$34.4 million in 2010 to US$42.3 million in 2011 due to the increases in revenues from purchases by end users of in-game virtual merchandise or premium features and an increase in the number of licensed and internally developed games offered through our online games business. The number of third-party developed games we offered increased from 28 as of December 31, 2010 to 50 as of December 31, 2011. We had approximately 243,000 active paying users on a quarterly average basis in 2011, compared to 225,000 active paying users on a quarterly average basis in 2010. Our Renren segment’s other IVAS revenues increased by 7.8% from US$8.9 million in 2010 to US$9.6 million in 2011, primarily due to increases in revenues from paid applications, VIP memberships and other value-added services we provided to our customers.

•                  Nuomi segment. Our Nuomi segment’s net revenues increased by 435% from US$1.2 million in 2010 to US$6.5 million in 2011. We began to offer services through Nuomi in June 2010, and social commerce services accounted for 100% of our Nuomi segment’s net revenues in both 2010 and 2011. Our registered Nuomi users and paying users on Nuomi increased from 1.6 million and 0.7 million as of December 31, 2010 to 11.3 million and 4.9 million as of December 31, 2011.

Cost of Revenues. Our cost of revenues increased by 57.8% from US$16.6 million in 2010 to US$26.2 million in 2011. This increase was primarily due to a 54.3% increase in the cost of revenues of our Renren segment.

•                  Renren segment. Our Renren segment’s cost of revenues increased by 54.3% from US$16.6 million in 2010 to US$25.6 million in 2011. This increase was primarily due to increases in salaries and benefits, which increased by 301% from US$1.4 million in 2010 to US$5.4 million in 2011, bandwidth and co-location costs, which increased by 26.9% from US$9.6 million in 2010 to US$12.2 million in 2011, and other expenses, which increased by 104% from US$1.8 million in 2010 to US$3.7 million in 2011, resulting from increased services needed to support the growth of our user traffic and users’ content storage and consumption on our website.

•                  Nuomi segment. Our Nuomi segment had costs of revenues of US$28,000 in 2010 and US$0.6 million in 2011.

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

Other Income.  We recognized other income of US$2.3 million for the depositary refund in connection with the establishment and maintenance of the ADS program in 2011.

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

Net (Loss) Income. As a cumulative result of the foregoing, including the US$50.9 million gain on sales of available-for-sale investments, we had net income of US$41.0 million in 2011, as compared with a net loss of US$64.2 million in 2010.

Discussion of Segment Operations

We had two operating segments in 2012, our Renren segment and our Nuomi segment. Our Renren segment offers social networking services, online games, online video and other services. Our Nuomi segment offers social commerce services.

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	Year ended December 31, 2011
	Renren	Nuomi	Total
Net Revenues	$111,510	$6,457	$117,967
Cost of Revenues	(25,611)	(622)	(26,233)
Operating Expenses	(91,761)	(30,165)	(121,926)
Operating Loss	(5,862)	(24,330)	(30,192)
Net Income (Loss)	65,328	(24,324)	41,004
Total Assets	$1,259,171	$18,837	$1,278,008

	Years ended December 31, 2012
	Renren	Nuomi	Total
Net Revenues	$159,635	$16,451	$176,086
Cost of Revenues	(65,090)	(1,529)	(66,619)
Operating Expenses	(158,948)	(42,242)	(201,190)
Operating Loss	(64,403)	(27,320)	(91,723)
Net Loss	(47,758)	(27,295)	(75,053)
Total Assets	$1,177,942	$23,871	$1,201,813

We have retrospectively adjusted our segment information for all periods presented to reflect the change in segment reporting. These adjustment are reflected in the discussion of segment results for comparison to prior year results.

B.                                                 Liquidity and Capital Resources

Cash Flows and Working Capital

Prior to our initial public offering and concurrent private placement in May 2011, we financed our operations primarily through issuance and sale of preferred shares and warrants to investors in private placements and, to a much lesser extent, from cash generated from our operating activities. Since May 2011, we have financed our operations primarily from cash generated from our operating activities, and to a lesser extent from net cash provided by financing activities. As of December 31, 2012, we had US$757.4 million in cash and cash equivalents and term deposits. We believe the remaining unused cash we received from our initial public offering and concurrent private placement in May 2011 will provide us with sufficient capital to meet our anticipated cash needs for the next 12 months. If we have additional liquidity needs in the future, we may obtain additional financing, including equity offering and debt financing in capital markets, to meet such needs. However, we cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Although we consolidate the results of Qianxiang Wangjing, Qianxiang Changda, Beijing Nuomi, Wole Shijie and Suzhou Sijifeng, our access to cash balances or future earnings of these entities is only through our contractual arrangements with these entities and their respective shareholders and subsidiaries. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Our statement of cash flows in 2010 does not separately present the cash flows for continuing operations and the cash flows from our discontinued operations, which consist of our wireless value-added services business, Mop.com and Gummy Inc, other than the proceeds from the sale of the discontinued operations, which were separately reported in our statement of cash flow under the caption of “Proceeds from disposal of subsidiaries.” For the year 2010, the aggregate net operating cash outflow from these discontinued operations was US$1.4 million. We do not expect that the absence of the discontinued operations will have a negative impact on our liquidity and capital resources in the future.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	(in thousands of US$)
Net cash provided by (used in) operating activities	$17,288	$(3,200)	$(11,087)
Net cash used in investing activities	(4,265)	(800,899)	(12,742)
Net cash provided by (used in) financing activities	32,721	950,792	(53,892)
Net increase (decrease) in cash and cash equivalents	45,744	146,693	(77,721)
Cash and cash equivalents at the beginning of the year	90,376	136,063	284,643
Effect of exchange rate changes	(57)	1,887	516
Cash and cash equivalents at the end of the year	$136,063	$284,643	$207,438

Operating Activities

Net cash provided by or used in operating activities consisted primarily of our net income or loss as adjusted by change in fair value of warrants, depreciation of servers and other equipment, share-based compensation and non-cash adjustments, such as exchange loss on dual currency deposit/offshore bank accounts, and further adjusted by changes in assets and liabilities, such as accounts receivable, accrued expenses and other liabilities and prepaid expenses and other current assets. A primary factor affecting our operating cash flows is the timing of cash receipts from sales of our services.

Net cash used in operating activities amounted to US$11.1 million in 2012, compared to a net loss of US$75.1 million. Our accounts payable increased by US$15.9 million, primarily due to increased payables to third-party merchants in social commerce services, and our accrued expenses and other payables increased by US$11.6 million, primarily due to increased salaries and welfare payable resulting from increased headcount. The principal non-cash items accounting for the difference between our net loss and our net cash used in operating activities in 2012 were depreciation and amortization of US$16.1 million and share-based compensation expenses of US$10.9 million.

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

Investing Activities

Net cash used in investing activities largely reflects our investment in term deposits, our purchases and sales of short-term investments and our capital expenditures.

Net cash used in investing activities amounted to US$12.7 million in 2012, primarily attributable to US$550.0 million in investments in term deposits, US$140.7 million in purchase of short-term investments, US$65.2 million in purchase of long-term investments, and US$39.6 million in purchases of equipment and property, partially offset by US$700.9 million in withdrawals of term deposits and US$81.1 million in proceeds from the sale of short-term investments. The purchase of long-term investments related primarily to an equity investment of US$49.0 million in Social Finance Inc. and the purchase of US$10.0 million in 20-year notes from SoFi Lending Corp., a subsidiary of Social Finance Inc.

Net cash used in investing activities amounted to US$800.9 million in 2011, primarily attributable to US$696.9 million in investments in term deposits, US$311.3 million in purchase of short-term investments, US$74.3 million in considerations paid for business acquisition, US$49.1 million in purchase of long-term investments and US$19.0 million in purchases of equipment, partially offset by US$331.4 million in proceeds from the sale of short-term investments and US$18.4 million in proceeds from sales of discontinued business.  The consideration paid for business acquisition was for our acquisition of 56.com, which we acquired in October 2011.  The purchase of long-term investments related to an investment of US$26.6 million in Mapbar Technology Limited and an investment of US$20.0 million in Japan Macro Opportunities Offshore Partners, LP. The proceeds in disposal of business of US$18.4 million related to Mop.com, Gummy Inc. and cost method investment in Global Net Limited in 2010.

Net cash used in investing activities amounted to US$4.3 million in 2010, primarily attributable to the investment in our network infrastructure and intangible assets in the amount of US$5.9 million to continue to support our business growth, offset in part by net proceeds of US$1.6 million received from the redemption of a short-term investment.

Financing Activities

Net cash used in financing activities amounted to US$53.9 million in 2012, primarily attributable to US$53.6 million used to repurchase our ordinary shares, offset in part by US$1.9 million in proceeds from the exercise of share options.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own.  We conduct our operations in China principally through three sets of contractual arrangements, namely (i) a set of contractual arrangements among our wholly owned PRC subsidiary, Qianxiang Shiji, its consolidated affiliated entity, Qianxiang Tiancheng, and its shareholders, (ii) a set of contractual arrangements among our wholly owned PRC subsidiary, Wole Technology, its consolidated affiliated entity, Qianjun Technology, and its shareholders, and (iii) a set of contractual arrangements among our wholly owned PRC subsidiary, Renren Network, its consolidated affiliated entity, Renren Games, and its shareholders.  See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for a summary of these contractual arrangements. For each of the three years ended December 31, 2012, revenues from our consolidated affiliated entities constituted substantially all of our total consolidated net revenues.

Conducting our operations through contractual arrangements with our consolidated affiliated entities in China entails a risk that we may lose effective control over our consolidated affiliated entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “We rely on contractual arrangements with consolidated affiliated entities for our China operations, which may not be as effective in providing operational control as direct ownership.”

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends solely upon dividends and other distributions paid to us by our PRC subsidiaries.  The amount of dividends paid by each of our PRC subsidiaries to us depends solely on the service and license fees paid to each of our PRC subsidiaries by the consolidated affiliated entity with which it has contractual arrangements.

Under PRC law, all of our PRC subsidiaries and consolidated affiliated entities in China are required to set aside at least 10% of their respective after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.  Our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

After Qianxiang Wangjing, Qianxiang Changda and Beijing Nuomi make appropriations for their respective statutory reserves and retain any profits, each of their remaining net profits are distributable to their sole shareholder, Qianxiang Tiancheng, in the form of an RMB dividend; after Wole Shijie makes appropriations for its statutory reserves and retains any profits, its remaining net profits are distributable to its sole shareholder, Qianjun Technology, in the form of an RMB dividend; and after Suzhou Sijifeng makes appropriations for its statutory reserves and retains any profits, its remaining net profits are distributable to its sole shareholder, Renren Games, in the form of an RMB dividend.

Pursuant to the contractual arrangements between Qianxiang Tiancheng and Qianxiang Shiji, Qianxiang Tiancheng’s earnings and cash (including dividends received from its subsidiaries) are used to pay service and license fees in RMB to Qianxiang Shiji, in the manner and amount set forth in these agreements. There are similar contractual arrangements between Wole Technology and Qianjun Technology, and between Renren Network and Renren Games. After paying the withholding taxes applicable to Qianxiang Shiji’s, Wole Technology’s and Renren Network’s respective revenues and earnings, making appropriations for their respective statutory reserve requirements and retaining any profits from accumulated profits, the remaining net profits of Qianxiang Shiji, Wole Technology and Renren Network would be available for distribution to us through the respective offshore holding companies through which we respectively own Qianxiang Shiji, Wole Technology and Renren Network, although we have not, and do not have, any present plan to make such distributions. As of December 31, 2012, the net assets of Qianxiang Shiji, Wole Technology, Renren Network and our consolidated affiliated entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate US$6.7 million, and the net assets of Qianxiang Shiji, Wole Technology, Renren Network and our consolidated affiliated entities which were unrestricted and thus available for distribution was in aggregate US$1.1 billion. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations” for more information.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Capital Expenditures

We made capital expenditures of US$5.9 million, US$19.3 million and US$40.7 million in 2010, 2011 and 2012, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business, and purchase of real estate.  In 2012, we purchased an office building in Shanghai for RMB200.0 million (US$32.1 million).  RMB100.0 million of the purchase price was paid in 2012 and the other RMB100.0 million is to be paid in 2013. We expect to incur capital expenditures of up to approximately US$42.1 million in 2013, which will be primarily used to pay the remaining amount payable of RMB100.0 million (US$16.1 million) of the purchase price of property purchased in 2012, purchase additional servers and computers, improve our new office leaseholds, and expand our network infrastructure to support the growth of our business.

C.                                  Research and Development, Patents, and Licenses, etc.

Research and Development

Our research and development efforts focus on developing and improving the scalability, features and functions of each of our websites, services and applications, especially mobile applications.  We have a large team of experienced engineers and developers, which accounted for over 47.0% of our employees as of December 31, 2012. Most of our engineers and developers are based at our headquarters in Beijing, and we also have a team of engineers and developers for 56.com who are based in Guangzhou.

Our research and development personnel are divided into the following groups:

•                  Our core Renren.com group focuses on the continual improvement and enhancement of all of our Renren SNS services for both mobile and PC, including communication-related features, user-generated content services, advertising and targeting solutions, as well as ensuring we are fully compatible with the latest mobile operating systems such as iPhone, Android and Windows.

•                  Our game group focuses on designing, developing and operating games that are suitable for publishing over different mobile and web distribution channels, including our own gaming platforms.

•                  Our social commerce group focuses on improving mobile and PC user experience and services, including data mining and targeting technologies, location based services (LBS), back-end support systems of our group-buying platform and other online to offline (O2O) services.

•                  Our video sharing group focuses on improving technology for both mobile and PC features, including our video hosting services and internet value added services (IVAS) on 56.com.

•                  Our mobile internet division focuses on developing new mobile applications, services and technology across multiple mobile phone operating systems such as iPhone, Android, and Windows.

Our research and development expenses primarily include salaries and benefits for our research and development personnel and depreciation of related PC and servers. We incurred US$23.7 million, US$40.3 million and US$79.5 million of research and development expenses in 2010, 2011 and 2012, respectively.

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

“人人 renren” is a registered trademark in China. We have also applied to register additional trademarks and logos, including a new version of “人人 renren”, “糯米”, “56.com我乐”, “我乐”, “车问”, “经纬” and “轻停” with the Trademark Office of the State Administration for Industry and Commerce in China. We have applied for patents relating to our technologies, among which we have been granted a patent for systems and methods for accelerating content downloads. We have registered domain names including renren.com, nuomi.com, xiaonei.com, jingwei.com, chewen.com and 56.com.  In addition, we maintain 54 software copyright registrations, including those in connection with our games. We own the copyrights to the games we have developed. Our employees sign confidentiality and non-compete agreements when hired.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of US$)
Operating lease obligations(1)	$48,589	$29,389	$18,440	$760	$—
Capital obligations(2)	17,370	17,370	—	—	—
Purchase obligations	45,122	45,122	—	—	—
TOTAL	$111,081	$91,881	$18,440	$760	$—

(1)         We lease facilities and offices under non-cancelable operating lease agreements. In addition, we pay telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers under non-cancelable agreements, which are treated as operating leases.

(2)         Capital obligations represent commitments for the purchase of office property and equipment.

G.                                   Safe Harbor

See “Forward Looking Statements” on page 3 of this annual report.

Item 6.                                 Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Joseph Chen	43	Chairman, Chief Executive Officer
James Jian Liu	40	Director, Chief Operating Officer
Katsumasa Niki	45	Director
David K. Chao	46	Independent Director
Matthew Nimetz	73	Independent Director
Stephen Murphy	56	Independent Director
Chuanfu Wang	47	Independent Director
Hui Huang	40	Chief Financial Officer
Alvin Chiang	42	Chief Marketing Officer
Chuan He	33	Senior Vice President for Games
Lillian Liu	48	Senior Vice President
Derek Boyang Shen	39	Vice President for Nuomi
Jing Huang	31	Vice President
Jiang Wu	35	Vice President
Juan Zhou	37	Vice President for 56.com

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

David K. Chao has served as a director of our company since March 2006.  Mr. Chao is a co-founder and general partner of DCM, an early stage technology venture capital firm that manages over US$2.0 billion of fund assets.  Prior to joining DCM, Mr. Chao was a co-founder of Japan Communications, Inc., a public company that provides mobile data and voice communications services in Japan.  He also worked as a management consultant at McKinsey & Company in San Francisco.  Prior to that, Mr. Chao worked in marketing and product management at Apple Computer and was an account executive for Recruit Co., Ltd.  Mr. Chao currently serves on the boards of directors of 51job, Inc. and numerous DCM portfolio companies.  He serves on the advisory board of Legend Capital and is a trustee at the Thacher School.  Mr. Chao received a bachelor’s degree in economics and East Asian studies with high honors from Brown University and a M.B.A. degree from Stanford University.

Matthew Nimetz has served as a director of our company since December 2008. Mr. Nimetz currently serves as an advisory director of General AtlanticLLC, a leading global growth equity firm. He also serves as a director of Knight Capital Group, Inc. and a number of not-for-profit entities.  He formerly served as the chief operating officer of General Atlantic Service Company, LLC from January 2000 to December 2011 and as a managing director of General Atlantic LLC and its affiliates and predecessors from January 2000 through December 2011.  Prior to joining General Atlantic in 2000, Mr. Nimetz was a partner (and former chair) of the law firm of Paul, Weiss, Rifkind, Wharton & Garrison in New York City, where he concentrated on corporate and international law from December 1980 through January 2000. He previously practiced law as a partner at Simpson Thacher & Bartlett between 1969 and 1977. Mr. Nimetz served as Under Secretary of State for Security Assistance, Science and Technology from February through December 1980 and as Counselor of the Department of State from 1977 to 1980. His previous federal government positions include service as a Staff Assistant to President Lyndon Johnson from July 1967 to January 1969; a law clerk to Justice John M. Harlan of the Supreme Court of the United States from 1965 to 1967; and other positions with the U.S. and New York governments and with the United Nations. Mr. Nimetz received degrees from Williams College and Harvard Law School where he was president of the Harvard Law Review. He also received a master’s degree from Balliol College, Oxford University, where he was a Rhodes Scholar.

Stephen T. M. Murphy has served as a director of our company since May 2012. Mr. Murphy currently serves as Chairman of Jumeirah Group LLC, the major international UAE-based luxury hospitality company, Chairman of The Garden Centre Group, the U.K.’s largest horticultural retailer, and Chairman of The Learning Clinic Ltd, an innovative medical technology company based in the U.K. He also serves as a non-executive director and chairman of the audit committee of The Business Growth Fund, a US$4.0 billion investment fund owned by the major U.K. clearing banks, and as an advisory partner at Ashcombe Advisers LLP, a boutique corporate finance advisory firm.  Mr. Murphy is also the principal of his own advisory business. Mr. Murphy served as the Group Chief Executive Officer of The Virgin Group from 2005 to December 2011, having held a number of senior positions within Virgin, prior to his succeeding the founder as Chief Executive Officer in 2005. These included serving as Chief Financial Officer from 1994-2000 and as Chairman of Virgin Atlantic from 2006 to 2012. Mr. Murphy previously held senior finance positions at Mars Inc., Unilever Plc, Burton Group, and Quaker Oats Company. Mr. Murphy received a BA Hons degree from Liverpool John Moores University and is a member of the U.K. Institute of Certified Management Accountants.

Chuanfu Wang has served as a director of our company since June 2012. Mr. Wang is the Chairman of the Board and President of BYD Company Limited. He has been BYD’s Executive Director since June 2002, in charge of BYD’s general operations and overall strategies. Mr. Wang founded Shenzhen BYD Battery Company Limited (now BYD Company Limited) in February 1995. Before that he served as the Deputy Director of the Beijing General Research Institute for Nonferrous Metals from 1990 to 1995. Mr. Wang has received many awards, prizes and recognitions, such as Hong Kong’s Bauhinia Cup Outstanding Entrepreneur Award in 2000 and BusinessWeek’s “Stars of Asia” in 2003, among others.  In addition, Mr. Wang was elected as a representative in the Shenzhen People’s Congress in March 2000, a member of the Fourth Shenzhen Municipal People’s Congress Standing Committee in May 2005, and a member of the Fifth Shenzhen Municipal People’s Congress Standing Committee in 2010. Mr. Wang graduated from the Central South University of Technology (now Central South University) in 1987, majoring in Physical Chemistry of Metallurgy. He received his Master’s degree in Physical Chemistry of Metallurgy at Beijing General Research Institute for Nonferrous Metals in 1990.

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

Chuan He is a senior vice president for our company in charge of our games business. Prior to joining our company in 2005, he worked at Tsinghua Unisplendor Corporation. Mr. He received a masters degree in computer science from Tsinghua University in 2004 and was also a computer science Ph.D. degree candidate at Tsinghua University. He is currently finishing his EMBA from China Europe International Business School.

Lillian Liu has served as a senior vice president for our company in charge of human resources since September 2012. Prior to joining our company, Ms. Liu served as the human resource director of Nokia from 2004 to 2012 and the human resource director of HP/Compaq Computer from 1999 to 2004. She also worked as a human resource manager at Nortel Networks from 1994 to 1999. Ms. Liu received a bachelor’s degree in English from the Beijing Foreign Studies University in 1989 and received a M.B.A. degree from City University U.S. in 1999.

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

Jing Huang is a vice president for our company in charge of Renren.com. He joined the company in 2003 upon graduation from Tsinghua University with a bachelor’s degree in computer science.

Jiang Wu is a vice president for our company in charge of our mobile internet division. He joined the company in 2004. Mr. Wu also worked at SK Telecom from 2007 to 2008 as a director of strategic development before returning to our company. Mr. Wu received a bachelor’s degree in international finance from Nankai University in 1998.

Kitty Juan Zhou has served as vice president for our company in charge of 56.com since September 2011. Ms. Zhou founded 56.com in April 2005. Prior to that, Ms. Zhou worked at Netease as Senior Product Director, responsible for Netease Personal Page and Netease E-Mail, among others. Ms. Zhou received a bachelor’s degree in computer science from the University of Science and Technology of China in 1997.

B.                                    Compensation

For the year ended December 31, 2012, we paid an aggregate of approximately US$1.3 million in cash to our executive officers, and we did not pay any such compensation to our non-executive directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. In 2012, our PRC subsidiaries accrued in aggregate US$79 thousand worth of such benefits for our executive officers.

For the year ended December 31, 2012, we did not grant any restricted Class A ordinary shares to our executive officers or non-executive directors and we recorded nil share-based compensation expense for grants of restricted shares to our executive officers and non-executive directors for the year ended December 31, 2012.  In addition, for the year ended December 31, 2012, we granted share options to our executive officers and non-executive directors representing the right to acquire a total of 23,460,000 and 1,050,000 Class A ordinary shares, respectively, and recorded a total share-based compensation expense of US$4.9 million for grants of share options to our executive officers and non-executive directors for the year ended December 31, 2012.  For more information, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Equity Incentive Plans”.

Equity Incentive Plans

Since February 27, 2006, we have adopted four equity incentive plans to motivate, retain and attract the best personnel and promote the success of our business. Specifically, we adopted the 2006 Equity Incentive Plan, or the 2006 Plan, on February 27, 2006; the 2008 Equity Incentive Plan, or the 2008 Plan, on January 31, 2008; the 2009 Equity Incentive Plan, or the 2009 Plan, on October 15, 2009; and the 2011 Share Incentive Plan, or the 2011 Plan, on April 14, 2011. We refer to these four incentive plans collectively as the Plans. Our board of directors authorized the issuance and reservation of up to 97,430,220 ordinary shares under the 2006 Plan, 30,529,630 ordinary shares under the 2008 Plan, 40,000,000 ordinary shares under the 2009 Plan, and 65,014,158 ordinary shares under the 2011 Plan. As of March 31, 2013, options to purchase 12,357,375 ordinary shares were outstanding under the 2006 Plan, options to purchase 4,301,303 ordinary shares were outstanding under the 2008 Plan, 2,340,309 restricted share units and options to purchase 21,531,775 ordinary shares were outstanding under the 2009 Plan and 168,000 restricted share units and options to purchase 38,358,900 ordinary shares were outstanding under the 2011 Plan.

The following table summarizes the outstanding share options granted to certain of our directors, executive officers and other individuals under the Plans as of March 31, 2013:

Name	Number of Ordinary Shares Underlying Outstanding Options(1)	Exercise Price (US$/Share)(1)		Grant Date		Expiration Date
Joseph Chen	16,800,000	1.10		April 5, 2012		April 4, 2022
	3,150,000	0.983		March 22, 2013		March 21, 2023
James Jian Liu	*	1.10		April 5, 2012		April 4, 2022
	*	0.983		March 22, 2013		March 21, 2023
David K. Chao	*	1.10		April 5, 2012		April 4, 2022
	*	0.983		March 22, 2013		March 21, 2023
Matthew Nimetz	*	1.20		January 4, 2011		January 3, 2021
	*	1.10		April 5, 2012		April 4, 2022
	*	0.983		March 22, 2013		March 21, 2023
Stephen Murphy	*	1.10		April 30, 2012		April 29, 2022
	*	0.983		March 22, 2013		March 21, 2023
Chuanfu Wang	*	1.10		June 14, 2012		June 13, 2022
	*	0.983		March 22, 2013		March 21, 2023
Hui Huang	*	1.10		April 5, 2012		April 4, 2022
	*	0.983		March 22, 2013		March 21, 2023
Alvin Chiang	*	1.10		April 5, 2012		April 4, 2022
	*	0.983		March 22, 2013		March 21, 2023
Lillian Liu	*	1.10		December 28, 2012		December 27, 2022
	*	0.983		March 22, 2013		March 21, 2023
Derek Boyang Shen	*	0.18		March 10, 2010		March 9, 2020
	*	1.20		January 4, 2011		January 3, 2021
Jing Huang	*	1.10		April 5, 2012		April 4, 2022
	*	0.983		March 22, 2013		March 21, 2023
Jiang Wu	*	0.18		January 31, 2008		January 30, 2018
	*	0.18		October 15, 2009		October 14, 2019
	*	0.10		October 21, 2010		October 20, 2020
	*	1.10		April 5, 2012		April 4, 2022
	*	0.983		March 22, 2013		March 21, 2023
Other individuals as a group	41,107,683		(2)		(2)		(3)

*               The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

(1)         The number of share options granted and exercise prices in this table, including footnote 2, gives effect to the ten-for-one share split that became effective on March 25, 2011.

On December 28, 2012, we modified the exercise price of the outstanding share options granted that had exercise prices of $4.00 per ADS or higher, reducing them uniformly to $3.30 per ADS ($1.10 per ordinary share), which was the closing price of our ADS on the modification date. Options exercisable for a total of 27,480,309 ordinary shares were modified. The total incremental cost as a result of the modification was $4.3 million, of which $0.9 million was recognized as share-based compensation expense in 2012 and the remaining balance will be amortized over the expected requisite service period.

(2)         We granted share options to other individuals on the following dates and at the following exercise prices: (i) on March 2, 2006, 1,079,400 options with an exercise price of US$0.001 per share; (ii) on March 2, 2006, 10,204,000 options and on October 9, 2007, 700,000 options, each with an exercise price of US$0.08 per share; (iii) on March 2, 2006, 4,410,670 options and on October 21, 2010, 47,780 options, each with an exercise price of US$0.10 per share; (iv) on March 2, 2006, 18,176,960 options, on October 9, 2007, 21,342,000 options, on January 31, 2008, 13,109,500 options, on October 15, 2009, 14,164,000 options, on June 1, 2010, 490,000 options and on October 21, 2010, 11,180 options, each with an exercise price of US$0.18 per share; (v) on March 2, 2006, 1,243,880 options with an exercise price of US$0.20 per share; (vi) on October 9, 2007, 100,000 options with an exercise price of US$0.26 per share; (vii) on October 9, 2007, 300,000 options with an exercise price of US$0.28 per share; (viii) on October 9, 2007, 100,000 options with an exercise price of US$0.30 per share; (ix) on October 9, 2007, 925,000 options with an exercise price of US$0.35 per share; (x) on October 9, 2007, 220,000 options with an exercise price of US$0.38 per share; (xi) on April 18, 2011, 3,346,500 options, on September 23, 2011, 519,000 options, on December 28, 2011, 1,639,107 options, on April 5, 2012, 831,000 options, on December 28, 2012, 3,203,400 options, each with an exercise price of 1.10 per share; (xii) on January 4, 2011, 10,688,500 options with an exercise price of US$1.20 per share; and (xiii) on March 22, 2013, 987,000 options with an exercise price of US$0.983 per share. As of March 31, 2013, 66,731,194 options had been forfeited, cancelled or exercised.

(3)         Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

The following table summarizes the outstanding restricted share units granted to one of our executive officers and certain other individuals under the Plans as of March 31, 2013:

Name	Number of Ordinary Shares Underlying Restricted Share Units Outstanding	Grant Date
Juan Zhou	*	December 28, 2011
Other individuals as a group	36,264	September 23, 2011
Other individuals as a group	1,800,285	December 28, 2011
Other individuals as a group	168,000	March 22, 2013

*               The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

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

Amendment and Termination. Our board of directors may at any time by resolutions amend the plans, subject to certain exceptions. Unless earlier terminated by the board or directors, the 2006 Plan will terminate on September 15, 2013, the 2008 Plan will terminate on September 15, 2013, and the 2009 Plan will terminate on December 31, 2019. In each case, grants made before the termination date will continue to be effective in accordance with their terms and conditions.

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

C.            Board Practices

Composition of Board of Directors

Our board of directors currently consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors and independent director appointees has a service contract with us that provides for benefits upon termination of employment. As long as SB Pan Pacific Corporation and its affiliates continue to collectively hold over 50% of the number of our shares held by them as of May 9, 2011, they have the right to appoint one director to serve on our board of directors. Our director, Katsumasa Niki, was appointed by SB Pan Pacific Corporation.

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

Duties of Directors

Cayman Islands law does not prescribe by statute the specific duties of directors of Cayman Islands companies and therefore the duties of directors are dictated by common law. Our directors have certain duties of care, diligence and skill as well as a fiduciary duty to act honestly and in good faith in the best interests of our company. Our directors are not required to exhibit in the performance of their duties a greater degree of skill than may reasonably be expected from persons of their knowledge and experience. Our directors must exercise reasonable care and diligence but will not be liable for errors of judgment and therefore they may rely upon opinions and advice of outsiders but must still exercise their business judgment based upon such advice. The fiduciary relationship of our directors is with our company and our directors therefore do not usually owe a fiduciary duty to an individual shareholder, and instead, they owe a fiduciary duty to our shareholders as a whole. In addition, our directors have a duty to act in good faith, which means they must act bona fide in the interests of our company. Our directors must also use their powers for a proper purpose. If our directors take actions which are within their powers but for purposes other than those for which such powers were conferred, they may be personally liable. Our directors are also required not to put themselves into a position where there is a conflict, actual or potential, between their personal interests and their duties to our company or between their duty to our company and a duty owed to another person. Finally, our directors cannot validly contract, either with one another or with third parties, as to how they shall vote at future meetings of directors. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

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

Audit Committee. Our audit committee consists of Messrs. David Chao, Matthew Nimetz and Stephen Murphy. Mr. Chao is the chairman of our audit committee and our board of directors has determined that Mr. Chao is an audit committee financial expert. Mr. Chao,  Mr. Nimetz and Mr. Murphy satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Messrs. David Chao, Stephen Murphy and Chuanfu Wang, and is chaired by Mr. Chao. Mr. Chao, Mr. Murphy and Mr.Chuanfu Wang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D.            Employees

We had 1,570, 3,410 and 4,602 full-time employees as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth the number of our employees by function as of December 31, 2012:

Functional Area	Number of Employees	% of Total
Management and administration	418	9.0
Sales and marketing	1,566	34.0
Operations	456	10.0
Research & development	2,162	47.0
Total	4,602	100.0

As of December 31, 2012, we had 3,906 employees located in Beijing, 306 employees located in Guangzhou and 390 employees located in other cities in China.

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

E.            Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (including Class A ordinary shares represented by our ADSs), as of March 31, 2013, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,136,397,903 ordinary shares outstanding as of March 31, 2013, including 731,009,453 Class A ordinary shares and 405,388,450 Class B ordinary shares.  Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	number	%(1)	% of Voting Power(2)
Directors and Executive Officers:
Joseph Chen(3)	274,808,970	24.1	56.5
James Jian Liu(4)	32,827,610	2.9	0.7
Katsumasa Niki(5)	—	—	—
David K. Chao(6)	89,956,934	7.9	1.9
Matthew Nimetz(7)	*	*	*
Stephen Murphy(8)	*	*	*
Chuanfu Wang(9)	*	*	*
Hui Huang(10)	*	*	*
Alvin Chiang(10)	*	*	*
Chuan He(10)	*	*	*
Lillian Liu(10)	*	*	*
Derek Boyang Shen(10)	*	*	*
Jing Huang(10)	*	*	*
Jiang Wu(10)	*	*	*
Juan Zhou(10)	*	*	*
All directors and executive officers as a group(11)	409,888,953	35.8	59.3

Principal Shareholders:
SB Pan Pacific Corporation and affiliate(12)	405,388,451	35.7	33.9
Joseph Chen(3)	274,808,970	24.1	56.5
DCM and affiliates(13)	87,929,871	7.7	1.8

*	Less than 1% of our total outstanding ordinary shares.

(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of March 31, 2013.

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

(3)

Represents (i) 270,258,970 Class B ordinary shares held by Mr. Joseph Chen and (ii) 4,550,000 Class A ordinary shares issuable upon exercise of options held by Mr. Chen that that are exercisable within 60 days after March 31, 2013. See the two paragraphs following this table for more information on Class A and Class B ordinary shares. The business address of Mr. Chen is 23/F, Jing An Center, 8 North Third Ring Road East, ChaoYang District, Beijing 100028, People’s Republic of China.

(4)

Represents (i) 31,365,110 Class A ordinary shares held by Mr. James Jian Liu and (ii) 1,462,500 Class A ordinary shares issuable upon exercise of options held by Mr. Liu that that are exercisable within 60 days after March 31, 2013. The business address of Mr. Liu is 23F, Jing An Center, North Third Ring East Road, Chao Yang District, Beijing, 100028, People’s Republic of China.

(5)	The business address of Mr. Niki is c/o SOFTBANK CORP., 1-9-1 Higashi-shimbashi, Minato-ku, Tokyo, 105-7303, Japan.

(6)

Represents (i) 1,958,000 Class A ordinary shares held by Mr. David Chao, (ii) 69,063 Class A ordinary shares issuable upon exercise of options held by Mr. Chao that that are exercisable within 60 days after March 31, 2013 and (iii) 87,929,871 Class A ordinary shares held by DCM and affiliates. DCM Investment Management III, LLC is the general partner of DCM. Mr. David Chao and Mr. Peter W. Moran are the managing members of DCM Investment Management III, LLC. See note 13, below, for more information on the shares held by DCM and affiliates. The business address of Mr. Chao is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025.

(7)	The business address of Mr. Nimetz is Three Pickwick Plaza, Greenwich, Connecticut 06830.

(8)	The business address of Mr. Murphy is Syon Park, Middlesex, TW8 8JF, United Kingdom.

(9)	The business address of Mr. Wang is No. 3009, BYD Road, Pingshan, Shenzhen, 518118, China.

(10)	The business address of this individual is 23/F, Jing An Center, 8 North Third Ring Road East, Beijing, 100028, People’s Republic of China.

(11)

Certain directors and executive officers have been granted options pursuant to our 2006, 2008 and 2009 Equity Incentive Plans and our 2011 Share Incentive Plan. See “Item 6.B—Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”

(12)

The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G filed by SB Pan Pacific Corporation and SOFTBANK CORP. on February 14, 2012, and consists of 270,258,971 Class A ordinary shares and 135,129,480 Class B ordinary shares held by SB Pan Pacific Corporation. See the two paragraphs following this table for more information on Class A and Class B ordinary shares. SB Pan Pacific Corporation is a corporation established under the laws of the Federated States of Micronesia, and is a wholly owned subsidiary of SOFTBANK CORP. SOFTBANK CORP. is a corporation established under the laws of Japan, and is a public company listed on the Tokyo Stock Exchange. On January 31, 2011, SOFTBANK CORP. transferred 2,582,200 series C preferred shares and 402,870,510 series D preferred shares to SB Pan Pacific Corporation, and, immediately prior to the completion of our initial public offering in May 2011, 135,129,480 of these series D preferred shares were converted into Class B ordinary shares on a one-to-one basis and the rest of the preferred shares held by SB Pan Pacific Corporation were converted into Class A ordinary shares on a one-to-one basis. The business address for SB Pan Pacific Corporation is P.O. Box 902, Kolonia, Pohnpei, FSM 96941, and the business address for SOFTBANK CORP. is 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan.

(13)

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

To our knowledge, as of March 31, 2013, 431,017,239 Class A ordinary shares were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program, and 270,258,970 Class B ordinary shares were held by one record holder in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Please refer to “Item 6.E.  Directors, Senior Management and Employees—Share Ownership.”

B.            Related Party Transactions

Contractual Arrangements with Our Consolidated Affiliated Entities

Please refer to “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

Related Party Transactions with Oak Pacific Holdings and Its Affiliates

The three largest shareholders of Oak Pacific Holdings are Mr. Joseph Chen, our founder, chairman and chief executive officer; James Jian Liu, our director and chief operating officer; and David Chao, our director. Collectively they hold approximately 98.5% of Oak Pacific Holdings.  Summarized below are certain transactions our company has had with affiliates of Oak Pacific Holdings in 2012.

Gummy Inc.

During 2011, we performed certain payment collection services to Gummy Inc., a subsidiary of Oak Pacific Holdings.  These services amounted to approximately US$44,000.  As of December 31, 2012, Gummy Inc. owed our company approximately US$20,000 for these services, which amount was unsecured, non-interest bearing and payable on demand.

Beijing Qian Xiang Hu Lian Technology Development Co., Ltd.

During 2012, we performed certain back office services for Beijing Qian Xiang Hu Lian Technology Development Co., Ltd., or Hu Lian Technology, which is a subsidiary of Oak Pacific Holdings. These services included provisions of human resources and accounting services and amounted to US$0.3 million.  As of December 31, 2012, Hu Lian Technology owed our company US$126,000 for these services, which amount was unsecured, non-interest bearing and payable on demand.

SBPS

SBPS, an affiliate of SB Pan Pacific Corporation, provided third party collection services for our subsidiary in Japan in 2012. These services amounted to approximately US$1.1 million. As of December 31, 2012, we owed SBPS US$112,000 for these services, which amount was unsecured, non-interest bearing and payable on demand.

Mapbar Technology Limited

In October 2011, we acquired a 35% equity interest in Mapbar Technology Limited, or Mapbar, and accounted for the investment using equity method as we are able to exercise significant influence over Mapbar.  During 2012, Mapbar performed approximately US$304,000 of location-based services for our company. As of December 31, 2012, our company owed Mapbar US$77,000 for these services, which amount was unsecured, non-interest bearing and payable on demand.

Transactions with Social Finance Inc.

In July 2012, we purchased $10.0 million Series 2012-A Senior Secured Refi Loan Notes issued by SoFi Lending Corp., a subsidiary of Social Finance Inc.  Oak Pacific Holdings is a shareholder of Social Finance Inc. and our chairman and chief executive officer, Joseph Chen, is a director of Social Finance Inc.  The note has a maturity date of July 3, 2032 and a fixed annual interest rate of 4% with no redemption feature. We received monthly payments, including return of principal of $414,000 and earned interest of $137,000, from SoFi Lending Corp. in 2012. As of December 31, 2012, the carrying amount of the note was $9,586,000.

In September 2012, we invested $49.0 million in newly issued series B preferred shares of Social Finance Inc., concurrently with a group of other investors.

The transactions described above were approved by the independent, disinterested members of our board and the audit committee of the board.

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

As we are a holding company, we rely, in part, on dividends paid to us by our PRC subsidiary for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC laws and regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until such reserve funds reach 50% of their registered capital. At the discretion of our PRC subsidiary, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves may not be distributed as cash dividends. Further, if our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.  See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Our board of directors has complete discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, they will be paid in accordance with Cayman Islands law, which provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that in the case of our share premium account, no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law (2012 Revision) of the Cayman Islands prevents us from offering our shares or securities to individuals within the Cayman Islands, which may limit our ability to distribute a dividend comprised of our shares or other securities. We will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in our registration statement on Form F-1 (File No. 333-173548), as amended, initially filed with the SEC on April 15, 2011. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.            Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.           The Offer and Listing

A.            Offering and Listing Details

See “—C. Markets”

B.            Plan of Distribution

Not applicable.

C.            Markets

Our ADSs, each representing three Class A ordinary shares, have been listed on the New York Stock Exchange since May 4, 2011 and trade under the symbol “RENN.” The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated. The last reported closing price for our ADSs on April 22, 2013 was US$2.60 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2011(from May 4, 2011)	24.00	3.21
Fiscal Year 2012	7.87	3.00
Quarterly Highs and Lows
Second Fiscal Quarter of 2011 (from May 4, 2011)	24.00	6.13
Third Fiscal Quarter of 2011	11.99	4.96
Fourth Fiscal Quarter of 2011	7.34	3.21
First Fiscal Quarter of 2012	6.80	3.39
Second Fiscal Quarter of 2012	7.87	4.19
Third Fiscal Quarter of 2012	4.61	3.51
Fourth Fiscal Quarter of 2012	4.08	3.00
First Fiscal Quarter of 2013	4.02	2.85
Monthly Highs and Lows
October 2012	4.08	3.26
November 2012	3.60	3.21
December 2012	3.50	3.00
January 2013	4.02	3.31
February 2013	3.44	2.95
March 2013	3.24	2.85
April 2013 (through April 22, 2013)	2.93	2.58

D.            Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.            Expenses of the Issue

Not applicable.

Item 10.         Additional Information

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, and the Companies Law (2012 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. As set forth in article 3 of our memorandum of association, the objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2012 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands, and 100% of our equity interests in our PRC subsidiaries are held indirectly through our offshore holding companies.  Our business operations are principally conducted through our PRC subsidiaries and consolidated affiliated entities. The Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%.  Under the Enterprise Income Tax Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

The implementation rules of the Enterprise Income Tax Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the Enterprise Income Tax Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains recognized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Certain United States Federal Income Tax Considerations

The following is a discussion of certain United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs or ordinary shares and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any United States federal estate, gift or alternative minimum tax consequences or any non-United States, state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Our company is a corporation organized under the laws of the Cayman Islands. As such, our company believes that it is not a United States corporation for United States federal income tax purposes. Under certain provisions of the Code and regulations, however, if pursuant to a plan (or a series of related transactions), a non-United States corporation such as our company acquires substantially all of the assets of a United States corporation, and after the acquisition 80% or more of the stock (by vote or value) of the non-United States corporation (excluding stock issued in a public offering related to the acquisition) is owned by former shareholders of the United States corporation by reason of their ownership of the United States corporation, the non-United States corporation will be considered a United States corporation for United States federal income tax purposes. Based on our analysis of the facts related to our corporate restructuring in 2005 and 2006, we do not believe that we should be treated as a United States corporation for United States federal income tax purposes. However, as there is no direct authority on how the relevant rules of the Code might apply to us, our company’s conclusion is not free from doubt. Therefore, our conclusion may be challenged by the United States tax authorities and a finding that we owe additional United States taxes could substantially reduce the value of your investment in our company. You are urged to consult your tax advisor concerning the income tax consequences of purchasing, holding or disposing of ADSs or ordinary shares if we were to be treated as a United States domestic corporation for United States federal income tax purposes. The remainder of this discussion assumes that our company is treated as a non-United States corporation for United States federal income tax purposes.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s unbooked intangibles are taken into account. Passive income is any income that would be foreign personal holding company income under the Code, including dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Qianxiang Tiancheng, Qianjun Technology and Renren Games as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we were not the owner of the above entities for United States federal income tax purposes, then we would likely be treated as a PFIC even if we would not otherwise have been treated as a PFIC for that particular year.

We believe we were a PFIC for the taxable years ending December 31, 2011 and December 31, 2012. Our PFIC status for the current taxable year will not be determinable until after the close of the current taxable year. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because, as a public company, the value of our assets for this purpose is determined in part by reference to the market prices of our ADSs and outstanding ordinary shares, there can be no assurance that we will not be a PFIC for the current or any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC for the particular year may substantially increase.

If we are a PFIC, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If you make a deemed sale election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as of the last day of the last year during which we were a PFIC (the “termination date”). Any gain from such deemed sale would be subject to the consequences described below under “—Passive Foreign Investment Company Rules.” You are urged to consult your tax adviser regarding our possible status as a PFIC as well as the benefit of making a deemed sale election.

Dividends

If we are not a PFIC, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder that is the recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at the lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and our ADSs are readily tradable. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. Dividends received on our ADSs or ordinary shares will not be eligible for the dividend received deduction allowed to corporations.

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

If we are a PFIC, the rules described above would generally only apply to distributions that were not “excess distributions” received by a U.S. Holder who does not make a mark-to market election (described below).

Sale or Other Disposition of ADSs or Ordinary Shares

If we are not a PFIC, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Capital gains of non-corporate U.S. Holders derived from capital assets held for more than one year are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

•                  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for such year;

•                  and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary that is a PFIC (each such subsidiary, a lower-tier PFIC) and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC is permitted to make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that our ADSs remain listed on the NYSE and are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously made a mark-to-market election, but who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares through the use of a “deemed sale” election, as discussed above under “—Passive Foreign Investment Company Considerations.”

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund.

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

Pursuant to the Hiring Incentives to Restore Employment Act of 2010, individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to their beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on their behalf by a financial institution. This law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

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

Item 11.                          Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We had a gain of US$3.8 million on dual currency deposit in 2010, which primarily related to dual currency deposits in U.S. dollars and Japanese yen and reflected the changes in the relative exchange rates between these currencies.  We had a gain of US$2.0 million on dual currency deposit in 2011, which primarily related to conversion into U.S. dollar of the Japanese yen equivalent of US$198.0 million, which we received upon SOFTBANK CORP.’s exercise in full of all of their remaining warrants to purchase series D preferred shares. We had a loss of US$1.8 million on foreign currency deposit in 2012, which primarily related to the exchange rate fluctuation of our RMB deposit during the year.

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

To the extent that we need to convert U.S. dollars, including U.S. dollars we received from our initial public offering, into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. As of December 31, 2012, we had RMB denominated cash balances of US$30.2 million and U.S. dollar-denominated cash balances of US$175.8 million. Assuming we had converted the U.S. dollar-denominated cash balance of US$175.8 million as of December 31, 2012 into RMB at the exchange rate of US$1.00 for RMB6.2301, the exchange rate set forth in the H.10 statistical release of the Board of Governors of Federal Reserve Bank on December 30, 2012, this cash balance would have been RMB1,095.3 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB1,084.3 million as of December 31, 2012.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 were increases of 4.6%, 4.1% and 2.5%, respectively.  Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

D.                                    American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Citibank, N.A., is the depositary of our ADS program.  Set forth below is a summary of fees holders of our ADSs may be required to pay for various services the depositary may provide:

Service	Fee
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary
Transfer of ADRs	US$1.50 per certificate presented for transfer

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.  In 2011 and 2012, we received approximately US$1.5 million and US$2.5 million, respectively, net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

We received net proceeds of approximately US$777 million from our initial public offering and the concurrent private placement.  For the period from May 4, 2011, the date the F-1 Registration Statement was declared effective by the SEC, to December 31, 2012, we used net proceeds from our initial public offering and the concurrent private placement primarily as follows:

•       US$79.8 million in the acquisition of 56.com;

•       US$26.6 million for a long-term investment in Mapbar Technology Limited;

•       US$20.0 million for a long-term investment in Japan Macro Opportunities Offshore Partners, LP;

•       US$49.0 million for an equity investment in Social Finance, Inc.;

•       US$101.8 million for share repurchases;

•       US$15.9 million as partial payment for a property purchased in Shanghai;

•       US$53.4 million for investments in marketable securities of two publicly-listed companies; and

•       US$11.1 million used in operating activities during 2012.

Item 15.                          Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Due to its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our company’s internal control over financial reporting was effective as of December 31, 2012.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting.

At the direction of the government of the PRC in accordance with the Scheme for the Localization Restructuring of Chinese-Foreign Cooperative Accounting firms, Deloitte Touche Tohmatsu CPA Limited has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013. Deloitte Touche Tohmatsu CPA Limited and Deloitte Touche Tohmatsu Certified Public Accountants LLP are hereinafter referred to as Deloitte Touche Tohmatsu.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Renren Inc.

We have audited the internal control over financial reporting of Renren Inc., its subsidiaries and its variable interest entities (collectively the “Group”) as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Group and our report dated April 23, 2013 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Group’s adoption of the authoritative guidance on the presentation of comprehensive income.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 23, 2013

Changes in Internal Control over Financial Reporting

We previously disclosed in our Form 20-F for the year ended December 31, 2011 that we and our independent registered public accounting firm identified one material weakness and one significant deficiency, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of December 31, 2011. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

The material weakness identified related to insufficient accounting personnel with appropriate U.S. GAAP knowledge. The significant deficiency identified was related to not having a formal policy for investment of our surplus cash and the management of our treasury functions.  In response to the material weakness and significant deficiency identified in our 2011 annual report on Form 20-F, and in cooperation with our board of directors and under the supervision of our board’s audit committee, we have actively engaged during 2012 in a number of actions to remediate the material weakness and significant deficiency described above, including:

•                  we implemented regular and continuous U.S. GAAP accounting and SEC financial reporting training programs for our existing accounting and reporting personnel, including both junior and senior personnel;

•                  we recruited two additional qualified accounting personnel, with relevant experience in U.S. GAAP accounting and reporting and auditing, to be responsible for SEC and U.S. GAAP reporting;

•                  we have subscribed to a U.S. GAAP accounting and SEC reporting services tool from an external service provide; and

•                  we established formal treasury and investment policies.

As of December 31, 2012, we believe we have sufficient accounting personnel with appropriate U.S. GAAP knowledge to fulfill our reporting obligations pursuant to U.S. GAAP requirements. Our management also determined that, as of December 31, 2012, the applicable controls were effectively designed and operating so as to enable our management to conclude that the aforementioned material weakness and significant deficiency had been remediated.

However, during the process of preparing our consolidated financial statements included in this annual report, a significant deficiency was identified related to the preparation and disclosure of segment reporting information as of December 31, 2012.  We intend to take actions to remediate such deficiency.

Except for the remedial measures described and the significant deficiency identified above, there were no other significant changes in our internal control over financial reporting during the year ended December 31, 2012 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

Item 16.                          Reserved

Item 16A.                 Audit Committee Financial Expert

Our board of directors has determined that Mr. David Chao, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) qualifies as an “audit committee financial expert.”

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

Item 16C.                 Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	For the Year Ended December 31,
	2011	2012
	(In thousands of US$)
Audit fees (1)	735.1	1,105.2
Audit-related fees (2)	534.4	—
Tax fees(3)	23.1	114.4
All other fees(4)	93.0	—

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

(4)         “All other fees” means the aggregate fees billed for all other services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, other than those services covered in footnotes (1) to (3) above.

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D.                 Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 29, 2011, our board of directors approved a share repurchase program, whereby our company was authorized to repurchase of up to US$150.0 million of our ADSs during the period from September 29, 2011 through September 28, 2012.  The share repurchase program was publicly announced on September 29, 2011.  By the completion of the share repurchase program on September 28, 2012, our company purchased a total of 24,173,666 ADSs at an aggregate consideration of US$101.8 million.

The following table sets forth information about our repurchases made in the year 2012 under the share repurchase program described in the paragraph above.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (US$)
Month #1
(December 29, 2011 – January 28, 2012)	4,220,738	$3.56	4,220,738	$117,922,034
Month #2
(January 29, 2012 – February 27, 2012)	—	—	—	$117,922,034
Month #3
(February 28, 2012 – March 28, 2012)	—	—	—	$117,922,034
Month #4
(March 29, 2012 – April 28, 2012)	—	—	—	$117,922,034
Month #5
(April 29, 2012 – May 28, 2012)	—	—	—	$117,922,034
Month #6
(May 29, 2012 – June 28, 2012)	3,000,000	$4.87	3,000,000	$103,306,514
Month #7
(June 29, 2012 – July 28, 2012)	7,235,000	$4.31	7,235,000	$72,088,180
Month #8
(July 29, 2012 – August 28, 2012)	4,000,000	$3.93	4,000,000	$56,354,293
Month #9
(August 29, 2012 – September 28, 2012)	2,000,000	$4.08	2,000,000	$48,199,630
Month #10
(September 29, 2012 – October 29, 2012)	—	—	—	$48,199,630
Month #11
(October 30, 2012 – November 29, 2012)	—	—	—	$48,199,630
Month #12
(November 30, 2012 – December 31, 2012)	—	—	—	$48,199,630
Total	20,455,738	$4.14	20,455,738

On December 26, 2012, we announced that our board of directors authorized the renewal of our company’s share repurchase program dated September 29, 2011 for another 12 months from January 1, 2013 to December 31, 2013. During this 12-month period, our company is authorized, but not obligated, to repurchase up to US$48.2 million of our ADSs, which represents the remaining balance of our previously announced share repurchase plan that ended on September 28, 2012. As of April 23, 2013, we had repurchased 2,703,921 ADSs under the renewal of our share repurchase program.

In addition, during the course of the administration of our equity incentive plans, we have, from time to time, canceled or repurchased restricted shares or other securities held by employees or other participants of our equity incentive plans.

Item 16F.                  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.                Corporate Governance

Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We are a Cayman Islands company, and our chief executive officer is not required under applicable Cayman Islands law to make such a certification. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual.

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual.

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
1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.1

Specimen American depositary receipt of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.2

Specimen Class A ordinary share certificate of the Registrant (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.3

Deposit Agreement, dated as of May 4, 2011, by and among the Registrant, Citibank, N.A., as depositary, and the holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-177366), filed with the SEC on October 18, 2011).

2.4

Amended and Restated Investors’ Rights Agreement between the Registrant and other parties therein, dated as of April 4, 2008, as amended (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.5

Form of Registration Rights Agreement between the Registrant and other parties therein (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.1	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.2	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.3	2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.4	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.5

Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.6

Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

Exhibit Number	Description of Document
4.7

Business Operations Agreement, dated as of December 23, 2010, among Qianxiang Shiji, Qianxiang Tiancheng and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.8

Amended and Restated Equity Option Agreements, dated as of December 23, 2010, among Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.9

Amended and Restated Equity Interest Pledge Agreements, dated as of December 23, 2010, among Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.10

Power of Attorney, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.11

Spousal Consents, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.12

Amended and Restated Loan Agreements, dated as of December 23, 2010, among Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.13

Amended and Restated Exclusive Technical Service Agreement, dated as of December 23, 2010, among Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.14

Amended and Restated Intellectual Property Right License Agreement, dated as of December 23, 2010, among Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.15

Share Purchase Agreement, dated as of December 30, 2010, among Renren Inc. and Oak Pacific Holdings (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.16

Form of Subscription Agreement, dated as of April 15, 2011, among the Registrant and the parties named therein (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.17

Merger Agreement, dated September 27, 2011, by and among the Registrant, Sheng J ian Bao Limited, Wole Inc. and Shareholder Representative Services LLC (incorporated by reference to Exhibit 4.21 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 27, 2012).

4.18

Amended and Restated Loan Agreement, dated October 26, 2011, between Beijing Wole Information Technology Co., Ltd. and Liang Sheng (incorporated by reference to Exhibit 4.22 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 27, 2012).

4.19

Amended and Restated Loan Agreement, dated October 26, 2011, between Beijing Wole Information Technology Co., Ltd. and Zhou J uan (incorporated by reference to Exhibit 4.23 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 27, 2012).

4.20

Business Operations Agreement, dated October 26, 2011, among Beijing Wole Information Technology Co., Ltd., Guangzhou Qianj un Internet Technology Co., Ltd., Zhou J uan and Liang Sheng (incorporated by reference to Exhibit 4.24 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 27, 2012)

4.21	Power of Attorney, dated October 26, 2011, by Liang Sheng (incorporated by reference to Exhibit 4.25 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 27, 2012)

Exhibit Number	Description of Document
4.22	Power of Attorney, dated October 26, 2011, by Zhou J uan (incorporated by reference to Exhibit 4.26 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 27, 2012)

4.23

Spousal Consent issued by Liang J un, as the lawful spouse of Zhou J uan, and Chen Yusi, as the lawful spouse of Liang Sheng, both dated October 26, 2011 (incorporated by reference to Exhibit 4.27 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 27, 2012)

4.24

Amended and Restated Exclusive Technical Service Agreement, dated October 26, 2011, between Beijing Wole Information Technology Co., Ltd. and Guangzhou Qianj un Internet Technology Co., Ltd. (incorporated by reference to Exhibit 4.28 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 27, 2012)

4.25

Translation of the Amended and Restated Intellectual Property Right License Agreement dated October 26, 2011 between Beijing Wole Information Technology Co., Ltd. and Guangzhou Qianj un Internet Technology Co., Ltd. (incorporated by reference to Exhibit 4.29 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 27, 2012)

4.26

Amended and Restated Equity Interest Pledge Agreement, dated October 26, 2011, between Beijing Wole Information Technology Co., Ltd. and Liang Sheng (incorporated by reference to Exhibit 4.30 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 27, 2012)

4.27

Amended and Restated Equity Interest Pledge Agreement, dated October 26, 2011, between Beijing Wole Information Technology Co., Ltd. and Zhou J uan (incorporated by reference to Exhibit 4.31 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 27, 2012)

4.28*	Loan Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and Chuan He

4.29*	Loan Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and James Jian Liu

4.30*

Business Operations Agreement, dated November 30, 2012, among Renren Games Network Technology Development (Shanghai) Co., Ltd., Shanghai Renren Games Technology Development Co., Ltd., Chuan He and James Jian Liu

4.31*

Proxy Agreement and Power of Attorney, dated November 30, 2012, among Renren Games Network Technology Development (Shanghai) Co., Ltd., Shanghai Renren Games Technology Decelopment Co., Ltd., Chuan He and James Jian Liu

4.32*	Spousal Consent issued by J ianghao Leng, as the lawful spouse of Chuan He, and Yan Chen, as the lawful spouse of J ames Jian Liu, both dated November 30, 2012

4.33*

Exclusive Technology Support and Technology Service Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and Shanghai Renren Games Technology Decelopment Co., Ltd.

4.34*

Intellectual Property Right License Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and Shanghai Renren Games Technology Decelopment Co., Ltd.

4.35*	Equity Interest Pledge Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and Chuan He

4.36*	Equity Interest Pledge Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and James Jian Liu

4.37*	Equity Option Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and Chuan He

4.38*	Equity Option Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and James Jian Liu

4.39*	Link224 Inc. 2013 Share Incentive Plan

8.1*	Subsidiaries of the Registrant

Exhibit Number	Description of Document
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of TransAsia Lawyers

15.3*	Consent of Maples and Calder

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 23, 2013

RENREN INC.

Report and Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RENREN INC.

We have audited the accompanying consolidated balance sheets of Renren Inc., and its subsidiaries and variable interest entities (collectively the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2012.  These consolidated financial statements are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 23, 2013

RENREN INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2011	2012
ASSETS

Current assets:
Cash and cash equivalents	$284,643	$207,438
Term deposits	702,680	550,000
Short-term investments	53,393	147,045
Accounts and notes receivable (net of allowances of $224 and $556 as of December 31, 2011 and 2012, respectively)	14,911	18,402
Prepaid expenses and other current assets	59,389	29,591
Amounts due from related parties	573	258
Deferred tax assets-current	1,381	—

Total current assets	1,116,970	952,734

Equipment, net	22,301	32,355
Intangible assets, net	28,086	26,820
Goodwill	58,998	59,673
Long-term investments	50,300	107,597
Other non-current assets	1,353	22,634

TOTAL ASSETS	$1,278,008	$1,201,813

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Renren Inc. of $19,522 and $36,454 as of December 31, 2011 and 2012, respectively)	$20,381	$36,743
Accrued expenses and other payables (including accrued expenses and other payables of the consolidated VIEs without recourse to Renren Inc. of $24,999 and $36,892 as of December 31, 2011 and 2012, respectively)	31,108	41,608
Amount due to a related party (including amount due to a related party of the consolidated VIEs without recourse to Renren Inc. of $51 and $77 as of December 31, 2011 and 2012, respectively)	51	77
Deferred revenue and advance from customers (including deferred revenue and advance from customers of the consolidated VIEs without recourse to Renren Inc. of $6,632 and $10,419 as of December 31, 2011 and 2012, respectively)	7,441	10,668
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Renren Inc. of $1,506 and $1,023 as of December 31, 2011 and 2012, respectively)	1,506	1,023

Total current liabilities	60,487	90,119

Deferred tax liabilities-noncurrent	6,976	6,564

TOTAL LIABILITIES	$67,463	$96,683

RENREN INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2011	2012
Commitments (Note 27)

Equity:
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized, 770,912,350 and 729,848,742 shares issued and outstanding as of December 31, 2011 and 2012, respectively	$771	$730
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 398,763,450 and 402,680,117 shares issued and outstanding as of December 31, 2011 and 2012, respectively	399	403
Treasury shares, at cost (18,267,684 as of December 31, 2011)	(25,597)	—
Additional paid in capital	1,407,059	1,319,044
Subscription receivable	—	(229)
Accumulated deficit	(183,228)	(261,459)
Statutory reserves	3,507	6,712
Accumulated other comprehensive income	7,334	39,714

Total shareholders’ equity	1,210,245	1,104,915

Noncontrolling interest	300	215

Equity	1,210,545	1,105,130

TOTAL LIABILITIES AND EQUITY	$1,278,008	$1,201,813

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2010	2011	2012

Net revenues	$76,535	$117,967	$176,086
Cost of revenues	16,624	26,233	66,619

Gross profit	59,911	91,734	109,467

Operating expenses:
Selling and marketing	20,281	62,050	82,789
Research and development	23,699	40,310	79,541
General and administrative	7,511	17,215	38,860
Impairment of intangible assets	739	2,351	—

Total operating expenses	52,230	121,926	201,190

Income (loss) from operations	7,681	(30,192)	(91,723)
Other income	—	2,340	2,446
Change in fair value of warrants	(74,364)	—	—
Exchange gain (loss) on dual currency deposit/offshore bank accounts	3,781	7,753	(1,769)
Interest income	335	9,619	20,067
Realized gain on short-term investments	—	50,911	4,317
Gain on disposal of cost method investment	40	—	—
Impairment of cost method investment	—	(79)	—

Income (loss) before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(62,527)	40,352	(66,662)
Income tax benefit (expenses)	1,332	(668)	(920)

Income (loss) before earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(61,195)	39,684	(67,582)
Earnings (loss) in equity method investments, net of income taxes	—	1,320	(7,471)

Income (loss) from continuing operations	(61,195)	41,004	(75,053)
Discontinued operations:
Loss from operation of discontinued operations, net of income taxes	(4,301)	—	—
Gain on disposal of discontinued operations, net of income taxes	1,341	—	—

Loss on discontinued operations, net of income taxes	(2,960)	—	—

Net (loss) income	(64,155)	41,004	(75,053)
Add: Net loss attributable to the noncontrolling interest, net of income taxes of $nil	—	252	27

Net (loss) income attributable to Renren Inc.	$(64,155)	$41,256	$(75,026)

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2010	2011	2012

Net income (loss) per share:
Net income (loss) from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.30)	$0.05	$(0.07)
Diluted	$(0.30)	$0.05	$(0.07)

Net loss from discontinued operations attributable to Renren Inc. shareholders
Basic	$(0.01)	$—	$—
Diluted	$(0.01)	$—	$—

Net income (loss) attributable to Renren Inc. shareholders:
Basic	$(0.31)	$0.05	$(0.07)
Diluted	$(0.31)	$0.05	$(0.07)

Weighted average number of shares used in calculating net income (loss) per share
Basic	244,613,530	850,670,583	1,151,659,545
Diluted	244,613,530	901,340,381	1,151,659,545

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2010	2011	2012

Net income (loss)	$(64,155)	$41,004	$(75,053)

Other comprehensive income (loss), net of tax:
Foreign currency translation	313	2,379	1,289
Transfer to statements of operations of realized gain on available-for-sale investments, net of income taxes of $nil for the years ended December 31, 2010, 2011 and 2012, respectively	—	(32,818)	(1,283)
Net unrealized gain (loss) on available-for-sale investments, net of income taxes of $nil for the years ended December 31, 2010, 2011 and 2012, respectively	27,539	(8,873)	32,374

Other comprehensive income (loss)	27,852	(39,312)	32,380

Comprehensive income (loss)	(36,303)	1,692	(42,673)
Less: Comprehensive loss attributable to noncontrolling interest	—	252	27
Foreign currency adjustments attributable to noncontrolling interest	—	(10)	—

Comprehensive income (loss) attributable to Renren Inc.	$(36,303)	$1,450	$(42,700)

See the accompanying notes to consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In thousands of US dollars, except share data and per share data, or otherwise noted)

																	Accumulated	Total
	Series A convertible		Series B convertible				Class A		Class B				Additional				other	Renren	Non-
	preferred shares		preferred shares		Ordinary shares		ordinary shares		ordinary shares		Treasury shares		paid-in	Subscription	Accumulated	Statutory	comprehensive	Inc.’s	controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	receivable	deficit	reserves	income	equity (deficit)	interest	equity (deficit)
Balances at January 1, 2010	96,500,000	$97	91,101,540	$91	250,772,640	$251	—	$—	—	$—	—	$—	$—	$—	$(106,330)	$2,595	$18,794	$(84,502)	$—	$(84,502)
Issuance of ordinary shares	—	—	—	—	10,000,000	10	—	—	—	—	—	—	7,003	(4,909)	—	—	—	2,104	—	2,104
Exercise of option	—	—	—	—	11,058,330	11	—	—	—	—	—	—	1,555	—	—	—	—	1,566	—	1,566
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	2,798	—	—	—	—	2,798	—	2,798
Repurchase of ordinary shares	—	—	—	—	(60,447,970)	(61)	—	—	—	—	—	—	(1,531)	—	(40,863)	—	—	(42,455)	—	(42,455)
Repurchase of Series A shares	(11,400,000)	(12)	—	—	—	—	—	—	—	—	—	—	(28)	—	(6,800)	—	—	(6,840)	—	(6,840)
Repurchase of Series B shares	—	—	(9,600,000)	(9)	—	—	—	—	—	—	—	—	(327)	—	(5,424)	—	—	(5,760)	—	(5,760)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	27,852	27,852	—	27,852
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(64,155)	—	—	(64,155)	—	(64,155)

Balances at December 31, 2010	85,100,000	$85	81,501,540	$82	211,383,000	$211	—	$—	—	$—	—	$—	$9,470	$(4,909)	$(223,572)	$2,595	$46,646	$(169,392)	$—	$(169,392)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	5,523	—	—	—	—	5,523	—	5,523
Capital contribution from non-controlling interest Shareholder of Qingting	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	542	542
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(39,312)	(39,312)	10	(39,302)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	41,256	—	—	41,256	(252)	41,004
Provision of statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(912)	912	—	—	—	—
Exercise of share option and restricted shares vesting	—	—	—	—	61,171,840	62	7,128,595	7	7,229,170	7	—	—	14,157	—	—	—	—	14,233	—	14,233
Repurchase of ordinary shares	—	—	—	—	(800,000)	(1)	(18,267,684)	(18)	—	—	(18,267,684)	(25,597)	1,306	—	—	—	—	(24,310)	—	(24,310)
Issuance of common shares upon IPO (net of issuance costs of $6,317)	—	—	—	—	—	—	176,162,559	176	—	—	—	—	777,203	—	—	—	—	777,379	—	777,379
Conversion of preferred shares upon IPO	(85,100,000)	(85)	(81,501,540)	(82)	—	—	494,265,840	494	231,402,480	232	—	—	599,400	—	—	—	—	599,959	—	599,959
Registration of ordinary shares as Class A and Class B ordinary shares prior to IPO	—	—	—	—	(271,754,840)	(272)	111,623,040	112	160,131,800	160	—	—	—	—	—	—	—	—	—	—
Cash received from share subscription receivables	—	—	—	—	—	—	—	—	—	—	—	—	—	4,909	—	—	—	4,909	—	4,909

Balance at December 31, 2011	—	$—	—	$—	—	$—	770,912,350	$771	398,763,450	$399	(18,267,684)	$(25,597)	$1,407,059	$—	$(183,228)	$3,507	$7,334	$1,210,245	$300	$1,210,545
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	10,897	—	—	—	—	10,897	—	10,897
Other comprehensive income															—	—	32,380	32,380		32,380
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(75,026)	—	—	(75,026)	(27)	(75,053)
Provision of statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,205)	3,205	—	—	—	—
Exercise of share option and restricted shares vesting	—	—	—	—	—	—	13,189,706	13	3,916,667	4	—	—	3,571	—	—	—	—	3,588	—	3,588
Repurchase of ordinary shares	—	—	—	—	—	—	(54,253,314)	(54)	—	—	(54,253,314)	(76,131)	1,100	—	—	—	—	(75,085)	—	(75,085)
Advances to shareholders	—	—	—	—	—	—	—	—	—	—	—	—	(1,605)	—	—	—	—	(1,605)	—	(1,605)
Cancellation of treasury shares	—	—	—	—	—	—	—	—	—	—	72,520,998	101,728	(101,728)	—	—	—	—	—	—	—
Acquisition 35% noncontrolling interest in Qingting	—	—	—	—	—	—	—	—	—	—	—	—	(250)	—	—	—	—	(250)	(287)	(537)
Share subscription receivables of JiehunChina	—	—	—	—	—	—	—	—	—	—	—	—	—	(229)	—	—	—	(229)	229	—

Balance at December 31, 2012	—	$—	—	$—	—	$—	729,848,742	$730	402,680,117	$403	—	$—	$1,319,044	$(229)	$(261,459)	$6,712	$39,714	$1,104,915	$215	$1,105,130

The accompanying notes are integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net income (loss)	$(64,155)	$41,004	$(75,053)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Impairment on intangible assets	739	2,351	—
Depreciation and amortization	6,262	8,640	16,138
(Gain) loss on disposal of equipments	(5)	(24)	128
Gain on disposal of discontinued operations	(1,341)	—	—
Exchange (gain) loss on dual currency deposit and offshore accounts	(3,781)	(7,753)	1,769
Provision for doubtful accounts-accounts receivable	446	831	1,357
Provision for other current assets	—	—	3,543
Provision for advance to supplier	—	—	1,020
Gain on short-term investments	—	(50,911)	(4,317)
(Earnings) loss in equity method investments	—	(1,320)	7,471
Gain on disposal of cost method investments	(40)	—	—
Impairment on long lived assets	—	79	—
Change in fair value of warrants	74,364	—	—
Share-based compensation expense	2,798	5,523	10,897
Changes in operating assets and liabilities:
Accounts and notes receivable	(339)	213	(4,639)
Prepaid expenses and other current assets	(4,261)	(29,446)	4,199
Other non-current assets	—	(1,332)	(5,054)
Accounts payable	4,030	12,344	15,933
Amounts due from related parties	—	1,364	341
Accrued expenses and other payables	1,228	12,561	11,603
Deferred revenue and advance from customers	2,268	2,319	3,104
Income tax payable	427	1,125	(494)
Deferred income taxes	(1,352)	(768)	967
Net cash provided by (used in) operating activities	17,288	(3,200)	(11,087)

Cash flows from investing activities:
Considerations paid for business acquisition (net of cash acquired of $nil, $5,332 and $nil for the years ended December 31, 2010, 2011 and 2012, respectively)	—	(74,268)	—
(Increase) decrease in term deposits	—	(696,939)	150,911
Sales of short-term investments	1,713,833	331,420	81,136
Proceeds from sale of call options	—	—	1,297
Proceeds from repayment of Series 2012-A Senior Secured Refi Loan Notes	—	—	414
Purchase of short-term investments	(1,712,243)	(311,262)	(140,677)
Purchase of equity method investments	—	(46,599)	(55,155)
Purchases of equipment and property	(5,701)	(18,998)	(39,639)
Purchases of Series 2012-A Senior Secured Refi Loan Notes	—	—	(10,000)
Proceeds from disposal of equipment	11	89	—
Purchase of cost method investment	—	(2,460)	—
Purchases of intangible assets	(165)	(325)	(1,029)
Proceeds from sales of discontinued business	—	18,443	—
Net cash used in investing activities	(4,265)	(800,899)	(12,742)

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2010	2011	2012
Cash flows from financing activities:
Issuance of ordinary shares	2,104	—	—
Repurchase of ordinary shares	(42,455)	(44,361)	(53,630)
Repurchase of Series A shares	(6,840)	—	—
Repurchase of Series B shares	(5,760)	—	—
Shares issued during IPO	—	777,379	—
Proceeds from exercise of Series D warrants	84,106	198,090	—
Proceeds from exercise of share options	1,566	14,233	1,898
Advances to shareholders	—	—	(1,605)
Cash received for share subscription receivable	—	4,909	—
Capital contribution from noncontrolling interest shareholders	—	542	—
Consideration paid for acquiring 35% noncontrolling interest in Qingting	—	—	(555)
Net cash provided by (used in) financing activities	32,721	950,792	(53,892)
Net increase (decrease) in cash and cash equivalents	45,744	146,693	(77,721)
Cash and cash equivalents at beginning of year	90,376	136,063	284,643
Effect of exchange rate changes	(57)	1,887	516
Cash and cash equivalents at end of year	$136,063	$284,643	$207,438

Supplemental cash flow information:
Income taxes paid	$8	$376	$481

Non cash investing and financing actions:
Receivable for disposition of Mop.com and Gummy Inc. (Note 4)	$18,141	$—	$—
Receivable for exercise of Tranche 4 Series D warrants (Note 19)	$198,090	$—	$—
Non cash capital contribution by noncontrolling shareholder of JiehunChina	$—	$—	$229

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

Renren Inc. (the “Company”), incorporated in the Cayman Islands, and its consolidated subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) are primarily engaged in the operation of social networking internet platform (“SNS”), provision of online advertising services, internet value-added services (“IVAS”), including online gaming operations, online talent show and other IVAS, etc. and social commerce services, through its platform, in the People’s Republic of China (the “PRC”).

As of December 31, 2012, Renren Inc.’s subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Later of date		Percentage of
	of incorporation	Place of	legal ownership
Name of Subsidiaries	or acquisition	incorporation	by Renren Inc.	Principal activities
Wholly owned subsidiaries of the Company:
CIAC/ChinaInterActiveCorp (“CIAC”)	August 5, 2005	Cayman Islands	100%	Investment holding
Nuomi Inc.	January 5, 2011	Cayman Islands	100%	Investment holding
Renren-Jingwei Inc.	March 7, 2011	Cayman Islands	100%	Inactive
Link224 Inc.	May 31, 2011	Cayman Islands	100%	Investment holding
Renren Lianhe Holdings	September 2, 2011	Cayman Islands	100%	Investment holding
Wole Inc.	October 27, 2011	Cayman Islands	100%	Investment holding
JiehunChina Inc. (“JiehunChina”)	June 14, 2011	Cayman Islands	85.43%	Investment holding
Renren Giant Way Limited (“Renren Giant Way”)	May 17, 2012	Hong Kong	100%	Investment holding
Appsurdity Inc.	September 7, 2012	USA	100%	Internet business
Xin Ditu Holdings	September 7, 2011	Cayman Islands	100%	Investment holding
Renren Study Inc.	April 5, 2012	Cayman Islands	100%	Investment holding
Jingwei Inc. Limited	July 16, 2012	Cayman Islands	100%	Inactive
Happy Link Corporation Limited	May 7, 2011	Hong Kong	85.43%	Investment holding
Nuomi (HK) Technology Development Co., Limited (“Nuomi Hong Kong”)	January 19, 2012	Hong Kong	100%	Investment holding
Xin Games Limited (“Xin Games”)	March 8, 2012	Hong Kong	100%	Investment holding
Renren Game Japan Inc.	August 22, 2011	Japan	100%	Internet business
Renren Game Korea Co., Ltd.	September 30, 2011	Korea	100%	Internet business
Qianxiang Shiji Technology Development (Beijing) Co., Ltd. (“Qianxiang Shiji”)	March 21, 2005	PRC	100%	Investment holding
Beijing Wole Information Technology Co. Ltd. (“Beijing Wole”)	October 27, 2011	PRC	100%	Investment holding
Taiwan Nuomi Wang Technology Development Co., Ltd.	September 6. 2010	Taiwan	100%	Internet business
Renren Game USA Inc.	March 8, 2012	USA	100%	Internet business
Jupiter Way Limited (“Jupiter Way”)	July 16, 2012	Hong Kong	100%	Inactive
Renren Games Network Technology Development (Shanghai) Co., Ltd. (“Renren Network”)	November 30, 2012	PRC	100%	Investment holding
Beijing Nuomi Wang Information Technology Co., Ltd.	April 20, 2012	PRC	100%	Investment holding
Beijing Jiexi Shiji Technology Development Co., Ltd. (“Jiexi”)	April 26, 2012	PRC	85.43%	Investment holding
Renren Huijin (Tianjin) Technology Co., Ltd.	October 10, 2012	PRC	100%	Investment holding

Variable Interest Entities:
Beijing Qianxiang Tiancheng Technology Development Co., Ltd. (“Qianxiang Tiancheng”)	October 28, 2002	PRC	N/A	IVAS business
Guangzhou Qianjun Internet Technology Co., Ltd. (“Qianjun Technology”)	October 7, 2010	PRC	N/A	Internet information service
Shanghai Renren Games Technology Development Co., Ltd. (“Renren Games”)	November 15, 2012	PRC	N/A	IVAS business

Subsidiaries of Variable Interest Entities:
Beijing Nuomi Wang Technology Development Co., Ltd. (“Beijing Nuomi”)	April 17, 2006	PRC	N/A	Internet business
Beijing Qianxiang Wangjing Technology Development Co., Ltd. (“Qianxiang Wangjing”)	November 11, 2008	PRC	N/A	Internet business
Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd. (“Shanghai Changda”)	October 25, 2010	PRC	N/A	Internet business
Beijing Qingting Changyou Technology Development Co., Ltd. (“Qingting”)	April 27, 2011	PRC	N/A	Internet business
Beijing Wole Shijie Information Technology Co., Ltd. (“Wole Shijie”)	October 27, 2011	PRC	N/A	Technology development and service
Suzhou Sijifeng Internet Information Technology Development Co., Ltd.	March 22, 2012	PRC	N/A	Internet business

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

History of the Group and reorganization under common control

The Group began its operations under the name of 1000 Oaks Co. (“1000 Oaks”), a company incorporated in the United States of America in December 2002.  In August 2005, the shareholders of 1000 Oaks incorporated CIAC in the Cayman Islands with all outstanding shares of 1000 Oaks exchanged for ordinary and preferred shares of CIAC’s and 1000 Oaks became a wholly owned subsidiary of CIAC.

In February 2006, Oak Pacific Interactive was incorporated in the Cayman Islands.  In March 2006, CIAC’s shareholders exchanged all of their outstanding ordinary and preferred shares for ordinary and preferred shares of Oak Pacific Interactive with the same respective terms (“2006 Re-organization”).  As a result, Oak Pacific Interactive owns 100% equity interest of CIAC and CIAC became a wholly owned subsidiary of Oak Pacific Interactive.  On December 13, 2010, Oak Pacific Interactive was renamed as Renren Inc.

The above transactions were reorganizations of entities under common control and have been accounted for in a manner akin to a pooling of interest as if Renren Inc. had been in existence since December 2002 and had owned 1000 Oaks since that date.

The VIE arrangements

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and internet services in the PRC where certain licenses are required for the provision of such services.  To comply with these PRC regulations, the Company currently conducts substantially all of its businesses through three VIEs and their respective subsidiaries including Qianxiang Tiancheng, Qianjun Technology, and Renren Games. Qianxiang Tiancheng is mainly engaged in the provision of online advertising and online game as well as social commerce services. Qianjun Technology is primarily engaged in the provision of online advertising and online talent show. Renren Games is primarily engaged in the provision of online gaming.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Qianxiang Shiji, a wholly owned subsidiary of CIAC (“WFOE”), Beijing Wole, a wholly owned subsidiary of Wole Inc. (“WFOE”), and Renren Network, a wholly owned subsidiary of Xin Games (‘‘WFOE’’) entered into a series of contractual arrangements with the VIEs that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements.  In making the conclusion that the Company is the primary beneficiary of the VIEs, the Company believes the Company’s rights under the terms of the exclusive option agreement and power of attorney are substantive given the substantive participating rights held by Softbank as it relates to operating matters, which provide it with a substantive kick out right.

More specifically, the Company believes the terms of the contractual agreements are valid, binding and enforceable under PRC laws and regulations currently in effect. In particular the Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the exclusive option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive option agreement. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the exclusive option agreement, for which Mr. Joe Chen’s consent is not required. The Company’s rights under the exclusive option agreement give the Company the power to control the shareholders of the VIEs and thus the power to direct the activities that most significantly impact VIEs’ economic performance. In addition, the Company’s rights under the powers of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew service agreements and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIEs.

RENREN INC.

The VIEs hold the requisite licenses and permits necessary to conduct the Company’s business.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The contractual agreements below provide the Group with the power to direct the activities that most significantly affect the economic performance of the VIEs and enable the Group to receive substantially all of economic benefits and absorb the losses of the VIEs.

(1)                                 Power of Attorney: WFOEs hold irrevocable power of attorney executed by the legal owners of the VIEs to exercise their voting rights on, including but not limited to dividend declaration, all matters at meetings of the legal owners of the VIEs and through such power of attorney has the right to control the operations of the VIEs. Each power of attorney will remain in force for ten years until December 22, 2020, October 25, 2021 and November 29, 2022, respectively, and will be automatically renewed upon the extension of the terms of the relevant business operations agreements until the earlier of the following events: (i) nominee loses his/her position in WFOEs or WFOEs issue a written notice to dismiss or replace nominee; and (ii) the business operations agreements among WFOEs, VIEs and VIEs’ shareholders terminate or expire.

(2)                                 Business Operations Agreement: The business operations agreements specifically and explicitly grant WFOEs the principal operating decision making rights, such as appointment of the directors and executive management, of the VIEs.

The terms of the business operations agreements are ten years and will be extended automatically for another ten years unless WFOEs provide a 30-day advance written notice to VIEs and to each of VIEs’ shareholders requesting not to extend the term three months prior to the expiration dates of December 22, 2020, October 25, 2021 and November 29, 2022, respectively. Neither VIEs nor any of VIEs’ shareholders may terminate the agreements during the terms or the extensions of the terms.

(3)                                 Exclusive Equity Option Agreement: Under the exclusive equity option agreement, the WFOEs have the exclusive right to purchase the equity interests of the VIEs from the registered legal equity owners as far as PRC regulations permit a transfer of legal ownership to foreign ownership.  The WFOEs can exercise the purchase right at any portion and any time in the 10-year agreement period.

Without the WFOEs’ consent, VIEs’ shareholders shall not transfer, donate, pledge, or otherwise dispose their equity shareholdings in VIEs in any way. The equity option agreement will remain in full force and effect until the earlier of: (i) the date on which all of the equity interests in VIEs have been acquired by the respective WFOE or its designated representative(s); or (ii) the receipt of the 30-day advance written termination notice issued by the respective WFOE to the shareholders of VIEs. The term of these agreements will be automatically renewed upon the extension of the term of the relevant exclusive equity option agreement.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

(4)                                 Spousal Consent Agreement:  The spouse of each of the shareholders of Qianxiang Tiancheng acknowledged that certain equity interests of Qianxiang Tiancheng held by and registered in the name of his/her spouse will be disposed of pursuant to the equity option agreements. These spouses understand that such equity interests are held by their respective spouse on behalf of Qianxiang Shiji, and they will not take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interests constitute communal property of marriage.

The spouse of each of the shareholders of Qianjun Technology and Renren Games has acknowledged that certain equity interests of Qianjun Technology and Renren Games, respectively, held by and registered in the name of his/her spouse will be disposed of pursuant to the loan agreement, equity option agreement and equity interest pledge agreement of which they are respectively a party, and they will not take any action to interfere with such arrangement, including claiming that such equity interests constitute  property or communal property between his/her spouse and himself/herself.

(5)                                 Exclusive Technical and Consulting Services Agreement: The WFOEs and registered shareholders irrevocably agree that the WFOEs shall be the exclusive technology service provider to the VIEs in return for a service fee which is determined at the sole discretion of the WFOEs.

The term of this agreement is ten years and will be extended automatically for another ten years unless terminated by the WFOEs. The WFOEs can terminate the agreement at any time by providing a 30-day prior written notice. VIEs are not permitted to terminate the agreements prior to the expiration of the terms by December 22, 2020, October 25, 2021 and November 29, 2022, unless the WFOEs fail to comply with any of its obligations under this agreement and such breach makes the WFOEs unable to continue to perform this agreement.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

(6)                                 Intellectual Property License Agreement: The WFOEs and registered shareholders agree that the WFOEs shall have the exclusive right to license its intellectual property rights to VIEs in return for a license fee. The license fee is determined at the discretion of the Company. The term of these agreements will be automatically renewed upon the extension of the term of the relevant intellectual property license agreement.

The term of this agreement will be extended for another five years with both parties’ consents. The WFOEs may terminate this agreement at any time by providing a 30-day prior written notice. Any party may terminate this agreement immediately with written notice to the other party if the other party materially breaches the relevant agreement and fails to cure its breach within 30 days from the date it receives the written notice specifying its breach from the non-breaching party. The parties will review this agreement every three months and determine if any amendment is needed.

(7)                                 Loan Agreements: Under loan agreements between WFOEs and each of the shareholders of VIEs, WFOEs made interest-free loans to the shareholders of exclusively for the purpose of the initial capitalization and the subsequent financial needs of VIEs. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in VIEs to WFOEs or its designated representatives pursuant to the equity option agreements. The term of the loans is ten years from the actual drawing down of such loans by the shareholders of VIEs, and will be automatically extended for another ten years unless a written notice to the contrary is given by WFOEs to the shareholders of VIEs three months prior to the expiration of the loan agreements.

(8)                                 Equity Interest Pledge Agreement: Shareholders of the VIEs have pledged all of their equity interests in the VIEs with the WFOEs and the WFOEs are entitled to certain rights to sell the pledged equity interests through auction or other means if the VIEs or the shareholders default in their obligations under other above-stated agreements.

The equity interest pledge has become effective and will expire on the earlier of: (i) the date on which the VIEs and its shareholders have fully performed their obligations under the loan agreements, the exclusive technical service agreement, the intellectual property right license agreement and the equity option agreements; (ii) the enforcement of the pledge by the WFOEs pursuant to the terms and conditions under the agreement to fully satisfy its rights under such agreements; or (iii) the completion of the transfer of all equity interests of VIEs by the shareholders of VIEs to another individual or legal entity designated by WFOEs pursuant to the equity option agreement and no equity interest of VIEs is held by such shareholders.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

•                                          Risks in relation to the VIE structure

The Company and the Company’s legal counsel believe that Qianxiang Shiji’s, Beijing Wole’s and Renren Network’s contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable.  However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•                                          Revoke the business and operating licenses of the WFOEs, the VIEs and their subsidiaries;

•                                          Discontinue or restrict the operations of any related-party transactions among the WFOEs, the VIEs and their subsidiaries;

•                                          Impose fines or other conditions or  requirements with which the Group may not be able to comply on the WFOEs, the VIEs and their subsidiaries;

•                                          Require the Company or the WFOEs, the VIEs and their subsidiaries to revise the relevant ownership structure or restructure operations; and/or

•                                          Restrict or prohibit the Company’s use of the proceeds of any additional public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its business including online advertising , online game, online video and social commerce services and other IVAS may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs and the VIEs’ subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and the VIEs’ subsidiaries and shareholders, and it may lose the ability to receive economic benefits from the VIEs and the VIEs’ subsidiaries.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Certain shareholders of the VIEs are also shareholders of the Company.  The interests of the shareholders of the VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as beneficial owners and directors of the VIEs. The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of the VIEs as beneficial shareholders of the VIEs should they act to the detriment of the Company. The Company relies on the current shareholders of VIEs Companies, as directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s ability to control the VIEs also depends on the power of attorney that Qianxiang Shiji, Beijing Wole, and Renren Network have to vote on all matters requiring shareholder approval in the VIEs.  As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

The following consolidated financial information of the Group’s VIEs and its subsidiaries after elimination of intercompany transactions was included in the accompanying consolidated financial statements as of and for the years ended:

	As of December 31,
	2011	2012
Total current assets	$63,417	$24,523
Total non-current assets	$38,764	$83,079
Total assets	$102,181	$107,602

Total current liabilities	$52,709	$84,865
Total non-current liabilities	$5,517	$30
Total liabilities	$58,226	$84,895

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	Years ended December 31,
	2010	2011	2012
Net revenue	$76,535	$117,339	$174,608
Income (loss) from operations	$38,435	$12,403	$(64,591)
Income (loss) from continuing operations	$40,758	$14,716	$(64,940)
Net loss-Discontinued operations	$(777)	$—	$—
Net (loss) income	$39,981	$14,716	$(64,940)

	Years ended December 31,
	2010	2011	2012
Net cash provided by (used in) operating activities	$30,160	$(3,804)	$21,101
Net cash used in investing activities	$(6,095)	$(18,572)	$(21,411)
Net cash provided by (used in) financing activities	$(1,899)	$(753)	$1,050

The following consolidated financial information of the Group without its VIEs and VIEs’ subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended:

	As of December 31,
	2011	2012
Total current assets	$1,053,553	$1,026,221
Total non-current assets	$122,274	$67,990
Total assets	$1,175,827	$1,094,211

Total current liabilities	$7,778	$5,255
Total non-current liabilities	$1,459	$6,533
Total liabilities	$9,237	$11,788

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	Years ended December 31,
	2010	2011	2012
Net revenue	$—	$628	$1,478
Income (loss) from operation	$(30,754)	$(42,595)	$(27,132)
Income (loss) from continuing operations	$(101,953)	$26,288	$(10,113)
Net loss-Discontinued operations	$(2,183)	$—	$—
Net (loss) income	$(104,136)	$26,288	$(10,113)

	Years ended December 31,
	2010	2011	2012
Net cash (used in) provided by operating activities	$(12,872)	$604	$(32,188)
Net cash (used in) provided by investing activities	$1,830	$(782,327)	$8,669
Net cash (used in) provided by financing activities	$34,620	$951,545	$(54,942)

The VIEs contributed an aggregate of 100%, 99.5% and 99.2% of the consolidated net revenues for the years ended December 31, 2010, 2011 and 2012, respectively. As of the fiscal years ended December 31, 2011 and 2012, the VIEs accounted for an aggregate of 8.0% and 8.9%, respectively, of the consolidated total assets, and 86.3% and 87.8%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents and term deposits in offshore accounts and short-term investments and long-term investments

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations.  There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 31 for disclosure of restricted net assets.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of Renren Inc., its subsidiaries, its VIEs and VIEs’ subsidiaries.  All inter-company transactions and balances are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes.  Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, share-based compensation, income taxes, impairment of goodwill and indefinite-lived intangible assets, and purchase price allocation relating to business combination and impairment of long-term and short-term investments.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and term deposits which are highly liquid with a maturity of three months or less.

Restricted cash

Restricted cash consists of bank deposits required by a service organization, which are restricted for a period of over one year. The balance was recorded in other non-current assets. See Note 12.

Term deposits

Term deposits are classified as held-to-maturity investments and carried at amortized cost. The term deposits mature within one year and are subject to penalty for early redemption before their maturity.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Fair value of available-for-sale securities and fair value of acquired assets are discussed in Note 20.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Investments

(1)                                 Short-term investments

The Group’s short-term investments comprise marketable securities which are classified as available-for-sale.  The available-for-sale investments are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income in equity.  Short-term investments are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. The Company’s held-to-maturity investments with contractual maturity dates less than one year are classified as short-term investments on the consolidated balance sheets and are stated at their amortized costs.

The Group reviews its available-for-sale short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method.  The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments.  If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment. The Group separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors.  The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows.  The amount due to other factors is recognized in the consolidated statements of comprehensive income (loss) if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery.  The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

(2)                                 Long-term investments

Equity method investments

Investment in an entity where the Group can exercise significant influence, but not control, is accounted for using the equity method.  Under the equity method, the investment is initially recorded at cost and adjusted for the Group’s share of undistributed earnings or losses of the investee.  Investment losses are recognized until the investment is fully written down as the Group does not guarantee the investee’s obligations nor it is committed to provide additional funding.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Investments - continued

(2)                                 Long-term investments - continued

Equity method investments - continued

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

Held-to-Maturity investment

Held-to-maturity investment includes debt securities that the Company purchased from Sofi Lending Corp., which will mature on July 3, 2032 and has a fixed annual interest rate of 4%.  The Company has the positive intent and ability to hold the securities to maturity.  The Company’s held-to-maturity investment is classified as long-term investments on the consolidated balance sheets based on their contractual maturity dates and are stated at their amortized costs.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounts and notes receivables and allowance for doubtful accounts

Accounts receivable represent those receivables derived in the ordinary course of business.  Notes receivable are bank accepted drafts related to trade receivables of advertising revenue with a maturity less than six months. An allowance for doubtful accounts is provided based on aging analyses of accounts receivable balances, historical bad debt rates, repayment patterns and customer credit worthiness.  No allowance is recorded for notes receivable as such balance is secured by the acceptance of the bank.

Equipment, net

Equipment, net is carried at cost less accumulated depreciation and amortization.  Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Furniture and vehicles	5 years
Computer equipment and application software	2-3 years
Leasehold improvements	Over the lesser of the lease term or useful life of the assets

Intangible assets, net

Intangible assets, other than goodwill, resulting from the acquisitions of entities accounted for using the acquisition method of accounting are estimated by management based on the fair value of assets acquired.  Identifiable intangible assets with definite lives are carried at cost less accumulated amortization.  Amortization of definite-lived intangible assets is computed using the straight-line method or accelerated method over the following estimated average useful lives, which are as follows:

Domain names, trademarks and online licenses	Indefinite lives
Operating platform and technology	3-8 years
Non-compete agreements	4 years
Game license	0.5-5 years
Login user	0.5-1 year
Technology, user generated content and relationship with broadcasters	6 years
Customer relationship	4 years
Registered user list	3 years
Video content copyright and web game cooperation agreement	2 years

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Intangible assets with indefinite lives

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite.  An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Such impairment test consists of the fair values of assets and their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values.  The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies.  Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.  The Company recorded $739, $2,219, and $nil impairment charges of intangible assets with indefinite life during the years ended December 31, 2010, 2011 and 2012.

Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization.  Depreciation and amortization is computed principally by the straight-line method and accelerated method.

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable.  The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it.  Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated.  Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.  Fair value is estimated based on various valuation techniques, including the discounted value of estimated future undiscounted cash flows.  The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated.  These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business combination

Business combinations are recorded using the acquisition method of accounting.  The assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date.  Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired.  Previously, any noncontrolling interest was reflected at historical cost.  Acquisition costs are expensed when incurred.

Common forms of the consideration made in acquisitions include cash and common equity instruments.  Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.  For shares issued in a business combination, the Group used the fair value its common shares as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration, the contingent consideration is recognized and measured at its fair value at the acquisition date, and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

Treasury shares

Treasury shares represent the company’s shares that have been issued and repurchased by the company, and that have not been retired or canceled. These shares have no voting rights and are not entitled to receive dividends. Treasury shares are recorded at cost.

Revenue recognition

The Group recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Online game revenues

The Group generates revenues from the provision of online game, primarily web-based online game, services.  The online games can be accessed and played by end users free of charge but the end users may choose to purchase in-game merchandise or premium features to enhance their game playing experience using the virtual currency.  The end users can purchase the virtual currency by making direct online payments or purchasing prepaid cards (“PP-Cards”).  The Group uses on-line payment services operated by independent service providers and pays a fee to such services. Net proceeds received from these services providers after deduction of services fees are recorded as deferred revenue. The Group sells PP-Cards through distributors at a discount to the face value of the PP-Card.  As the Group does not have control over and generally does not know the ultimate selling price of the PP-Cards sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as deferred revenues.

The end users are required to use the access codes and passwords, either obtained from the PP-card or through direct online payment, to exchange the face value of these cards or through of direct online payment to virtual currency and deposit into their personal accounts.  End users consume the virtual currency by purchasing in-game merchandise or premium features online.  For the consumptive in-game merchandise or premium features, we recognize the revenues as the in-game merchandise or premium features are first used by the end users. For the permanent merchandise or premium features, we recognize the revenues according to the character of the in-game merchandise or premium features: if the lives of permanent merchandise or premium features can be estimated, revenue is recognized over the estimated lives of permanent merchandise or premium features; if the lives of permanent merchandise or premium features can not be estimated, revenue is recognized over the average period that players typically play the games. When different assumptions were used in deriving the estimated lives of in-game merchandise or premium features and the typical average play period of our games, the timing in which we record our revenues would be impacted.  The Group calculates the amount of revenues recognized for each unit of virtual currency consumed using moving weighted average method by dividing the total cumulative unrecognized deferred revenues by total unconsumed virtual currency.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Online game revenues - continued

The Group also entered into revenue sharing agreements with various third-party game developers.  Under these agreements, the Group provides links of the online games on the Group’s website while the third-party developers operate, including providing game software, hardware, technical support and customer services, the games.  All of the web games developed by third-party game developers can be accessed and played by game players on the Group’s platforms without downloading separate software.  The Group views the game developers to be its customers and considers its responsibility under its agreements with the game developers to be promotion of the game developers’ games.  The Group primarily collects payments from game players in connection with the sale of in-game currencies and remits the agreed-upon percentages of the proceeds to the game developers and records revenue net of remittances.  Revenue from the sale of in-game currency is primarily recorded net of remittances to game developers and deferred until the estimated consumption date, (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time after purchase of the in-game currency.  Purchases of in-game currency are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued.  Typically, a game will only be discontinued when the monthly revenue generated by a game becomes insignificant.  To date, the Group has never been required to pay cash refunds to game players or game developers as a result of the discontinuation of a game, or for any other reason.

Online talent show revenue (“ Woxiu”)

“Woxiu,” which translates into “a show of your own” in Chinese, is a virtual stage the Group offers at the platform of 56.com where grassroots musicians and performers can live-stream their performances and share with viewers. Fans of the performing user can chat along with the performer and other live audience and purchase consumable virtual items to show support to the performers.

All “Woxiu” live video shows are available free of charge and fans can purchase virtual items or features on the platform with virtual currencies called “56 beans” to support their favorite performers. The number of 56 beans consumed is kept track of by our operation system and will be deducted from users’ accounts automatically when the 56 beans are deemed as consumed.  Revenue is recognized monthly based on the number of 56 beans consumed. We pay the performers up to 35% of the amount of 56 beans consumed, or 40% if they enter into an exclusive service contract with us. We recognize the total revenue on a gross basis, and the commission paid to the performers is recorded as cost of revenues.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Renren open platform program

The Group’s open social networking platforms also allow its users to access for-purchase applications developed by third parties on its platform.  The Group is normally entitled to certain percentage of the payments received pursuant to the agreements entered with the third-party providers.  The Group recognizes this revenue on a net basis when cash is received from the end customer and remits to remaining payments to the third party provider.

Social commerce services

In June 2010, the Group began to engage in social commerce services through nuomi.com.  Third-party merchants agree to provide Nuomi users discounted prices when pre-agreed amount of Nuomi users sign up for a deal consisting of particular products, services or events provided by the merchants.  The Group recognizes revenue for the difference of the amounts it collects from Nuomi users and the amount the Group pays to the third-party merchants.  The revenues are recognized when all following criteria are met: (i) the number of participating users reaches the minimum requirement of the merchants; (ii) the participating users have made their payments to the Group; (iii) the Group have released the electronic coupons for the agreed discounted prices to the participating users; and (iv) The electronic coupons have been consumed by the participating users.  The payments received for unused coupons are initially recognized as other accounts payables and part of such balance is recognized as revenues when the above criteria have been met.

The third party merchants are responsible and liable for the quality of the products or services provided.  The Group holds the right to claim reimbursements from the third party merchants or deduct from the amounts payable to them.

Business taxes

The Company’s PRC subsidiaries and VIEs are subject to business taxes at the rate of 3.36% for wireless value added services (“WVAS”) revenue, 5.6% for games revenue and 8.6% for advertising revenue before a pilot value-added tax (“VAT”) reform program was officially launched on January 1, 2012 (“Pilot Program”) by the Chinese State Council. Businesses in the Pilot Program would pay VAT instead of business tax.  The Group reports revenue net of business taxes.  Business taxes deducted in arriving net revenue during 2010, 2011 and 2012 were $7,251, $9,468 and $5,685, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Value added taxes

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program (“Pilot Program”), applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” (“Pilot Industries”) in Shanghai and would be expanded to eight trial regions and nationwide if conditions permit.  In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program was to be phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, certain subsidiaries and VIEs of the Group became subject to VAT and related surcharges by various Chinese local tax authorities at rates ranging from 6.72% to 6.78% on revenue generated from providing services which were previously subject to business tax. VAT is also reported as a deduction to revenue when incurred and amounted to $7,143 and $1,837 for VIEs and VIE subsidiaries located in Shanghai and other regions for the year ended December 31, 2012, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other payables on the face of consolidated balance sheet.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.  The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2010, 2011 and 2012, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments

Financial instruments include cash and cash equivalents, term deposits, accounts and notes receivable, accounts payable, short-term investments, long-term investments, amounts due from related parties, amounts due to related parties.

The available-for-sale short-term investments are carried at fair value.

The carrying values of remaining financial instruments except for long term investments approximate their fair values, principally because of the short-term maturity of these instruments. Fair value of other long-term investments including cost and equity method investments and held-to-maturity investments are not carried at fair value because the fair value of those investments cannot be practicably made without incurring excessive costs.

Research and development expenses

Research and development expenses are incurred to develop new services and features for its SNS websites, as well as to develop new online games and further improve its technology infrastructure.  The Group has expensed all research and development costs when incurred.

Foreign currency translation

The functional and reporting currency of the Company is United States dollar (“US dollar”).  The financial records of the Group’s subsidiaries and VIE located in the PRC, Japan, Taiwan and Korea are maintained in their local currencies,  Renminbi (“RMB”), Japanese Yen (“JPY”), New Taiwan dollar (“TWD”) and Korea Won (“KRW”), respectively, which are also the functional currencies of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date.  Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred.  Transaction gains and losses are recognized in the statements of operations.

The Group’s entities with functional currency of RMB, TWD, KRW and JPY, translate their operating results and financial positions into US dollar, the Group’s reporting currency.  Assets and liabilities are translated using the exchange rates in effect on the balance sheet date.  Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year.  Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the statements of comprehensive income (loss).

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive income (loss)

Comprehensive income (loss) includes net income or loss, unrealized gain (loss) on short-term investment and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive income (loss). The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income, which was adopted by the Company on January 1, 2012.

Noncontrolling interest

Noncontrolling interests are separately presented as a component of equity in the consolidated financial statements. For noncontrolling interests related to the Group’s VIEs, because the Group is able to receive substantially all economic benefits and absorb the losses of such VIEs, no profit or loss is allocated to the noncontrolling interest of the VIEs. Accordingly, no amounts related to the VIEs were recognized for the years ended December 31, 2010, 2011 and 2012.

Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument.  The Group recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the requisite service period of the award, which is generally the vesting period of the award.  The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates.  Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

Share awards issued to non-employees are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

A change in any of the terms or conditions of share options shall be accounted for as a modification of the plan.  Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date.  For vested options, the Group would recognize incremental compensation cost in the period of the modification occurred and for unvested options, the Group would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Diluted earnings per ordinary share reflect the potential dilution that could occur if securities were exercised or converted into ordinary shares.  The Group had convertible preferred shares, convertible redeemable preferred shares, stock options and warrants, which could potentially dilute basic earnings per share in the future.  To calculate the number of shares for diluted income per share, the effect of the convertible preferred shares and convertible redeemable preferred shares is computed using the as-if-converted method; the effect of the warrants and stock options is computed using the treasury stock method.

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

Accounting pronouncements newly adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement.  The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework.  The guidance is largely consistent with existing fair value measurement principles in US GAAP.  The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounting pronouncements newly adopted - continued

•                                          Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•                                          Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk—the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met.  When the criteria are met, an entity can measure the fair value of the net risk position.

•                                          Premiums or discounts in fair value measure—the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•                                          Fair value of an instrument classified in a reporting entity’s stockholders’ equity—the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•                                          Disclosures about fair value measurements—the guidance expands disclosure requirements, particularly for Level 3 inputs.  Required disclosures include:

(i)                                     For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)                                  The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounting pronouncements newly adopted - continued

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities.  Early application by public entities is not permitted.  The adoption of this guidance did not have a significant effect on the Company’s consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity.  The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The guidance should be applied retrospectively.  For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011.  Early adoption is permitted.  In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income.  This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented.  While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011.  The Company has adopted this guidance on January 1, 2012 and has separately presented the consolidated statements of comprehensive income.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment.  The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment.  The guidance permits an entity to first assess qualitative factors to determine whether it is ‘‘more likely than not’’ that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.  The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued.  The adoption of this pronouncement did not have a significant effect on the Company’s consolidated financial statements, as the Company chose to directly perform the two-step goodwill impairment test for 2012.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounting pronouncements newly adopted - continued

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment.  Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset.  If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset.  The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment.  In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods.  The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  Early adoption is permitted.  The adoption of this guidance did not have a significant effect on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In December 2011, the FASB has issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In February 2013, the FASB has issued an authoritative pronouncement related to Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this pronouncement do not change the current requirements for reporting net income or other comprehensive income in financial statements. The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In March 2013, the FASB has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      SIGNIFICANT RISKS AND UNCERTAINTIES

Foreign currency risk

The RMB is not a freely convertible currency.  The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies.  The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.  Cash and cash equivalents of the Group included aggregate amounts of $218,968 and $30,166 at December 31, 2011 and 2012, respectively, which were denominated in RMB.

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

There was no customer who accounted for 10% or more of total net revenue for the years ended December 31, 2010, 2011 and 2012.

Clients accounting for 10% or more of accounts receivables are as follows:

	As of December 31,
	2011		2012
	Amount	%	Amount	%

Client A	1,619	10.9	N/A	N/A
Client B	N/A	N/A	2,184	12.1

4.                                      DISCONTINUED OPERATIONS

(1)                                 Discontinuance of WVAS business in 2010

The Group discontinued its WVAS business carried out in Qianxiang Tiancheng in 2010.  Qianxiang Tiancheng ceased its WVAS business in early 2010 and no gain or loss was recognized by the Group in connection with the discontinuance.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.                                      DISCONTINUED OPERATIONS - continued

(2)                                 Disposition of Mop.com and Gummy Inc.

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

The buyer issued an interest-free promissory note on December 30, 2010 to the Company to settle the purchase consideration, which was carried as amount due from related parties on the consolidated balance sheet.  The promissory note was paid in cash on April 14, 2011.

The transaction was completed on December 30, 2010.  The Group has presented the results of Mop.com and Gummy Inc. as discontinued operation for all periods presented.  In connection with the disposition of Mop.com and Gummy Inc., the Company has recorded an aggregate gain of $1,341 for the disposals within “Gain on disposal of discontinued operations, net of income taxes” in the consolidated statement of operations for the year ended December 31, 2010.

Summary operating results from disposal of Mop.com and Gummy Inc. and the cessation of business operation of WVAS business which have been segregated from continuing operations in the Group’s consolidated statements of operations for the periods presented were as follows:

Year ended
December 31,
2010

Net revenues from discontinued operations	$5,630

Loss from operations of discontinued operations, before income taxes	$(4,320)

Income tax benefit	19

Loss from operations of discontinued operations, net of income taxes	$(4,301)

Gain on disposal of discontinued operations	$1,767
Tax on gain on disposal of discontinued operations	(426)

Gain on disposal of discontinued operations, net of income taxes	$1,341

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.                                      DISCONTINUED OPERATIONS - continued

(2)           Disposition of Mop.com and Gummy Inc. - continued

As of the date of disposal, the financial positions of Mop.com and Gummy Inc. were as follows:

As of
December 30,
2010

Current assets	$6,557
Non-current assets	$11,903
Current liabilities	$(52,483)
Non-current liabilities	$(2,966)

5.                                      ACQUISITIONS

(1)           Acquisition of Wole Inc.

On October 27, 2011, in order to expand its video-sharing business to on-line users, the Group acquired Wole Inc., 56.com Ltd., its subsidiary Beijing Wole, its VIE Qianjun Technology and subsidiary of the VIE, Wole Shijie.

Among the total purchase consideration of $80,000, $79,600 was fully paid in cash as of the acquisition date.  Through this acquisition the Group expanded its video-sharing business to on-line users.

The transaction was accounted for as a business combination using the purchase method of accounting.

The revenue and net loss of the acquiree for two months ended on December 31, 2011 from acquisition date included in the consolidated financial statement of operations of 2011 was $2,228 and $364, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.                                      ACQUISITIONS - continued

(1)           Acquisition of Wole Inc. - continued

The purchase price allocation of the transaction was determined by the Group with the assistance of an independent valuation firm, which was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Amortization
		periods

Goodwill	$54,161
Net working capital acquired	4,197
Net fixed assets	671
Intangible assets
Domain name, trademarks and online licenses	23,817	Indefinite
Technology	854	6 years
Registered user list	443	3 years
Non-compete agreement	187	4 years
User generated content	1,313	6 years
Video content copyright	348	2 years
Customer relationship	316	4 years
Webgame cooperation agreement	237	2 years
Relationship with broadcasters	443	6 years
Other long-term deferred expense	3
Deferred tax liability	(6,990)

Total	$80,000

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

	Years ended December 31
	2010	2011
	(unaudited)	(unaudited)

Pro forma net revenues	$82,579	$127,514
Pro forma net income (loss)	$(67,379)	$39,108

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

6.                                      ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consists of the following:

	As of December 31,
	2011	2012

Accounts receivable	$15,135	$18,629
Notes receivable	—	329

Accounts and notes receivable, gross	15,135	18,958
Allowance of doubtful accounts	(224)	(556)

Accounts and notes receivable, net	$14,911	$18,402

Accounts receivable and notes receivable represent amounts earned under advertising contracts at the respective balance sheet dates.  These amounts become billable according to the contract term. The notes receivable were bank accepted drafts and subsequently settled in early 2013.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2010	2011	2012

Balance at beginning of year	$253	$233	$224
Charge to expenses	446	831	1,357
Transferring out as a result of disposal of discontinued operations	(176)	—	—
Reversal	—	(429)	(1,032)
Write off	(304)	(428)	—
Exchange difference	14	17	7

Balance at end of year	$233	$224	$556

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2011	2012

Deposits of share repurchase	$21,455	$—
Advances to suppliers	14,042	10,160
Receivables related to online gaming and social commerce business	7,100	8,628
Interest income receivable	6,290	2,708
Prepaid expenses	5,402	3,216
Other current assets	3,479	2,923
Rental deposits	1,621	1,956

Total	$59,389	$29,591

In September 2011, the directors of Company approved the share repurchase plan of its outstanding American Depositary Shares (“ADSs”) from the open market within one year time period.  The Company made the deposits of share repurchases of $21,455 to Morgan Stanley (“MS”) in November and December 2011. The deposits of share repurchase were fully settled in March 2012 as set out in Note 16.

Receivables related to online gaming and social commerce business represent balances paid online by end users but held at a third party electronic payment service provider, which were in transition to the Group’s bank accounts as of December 31, 2011 and 2012.  The balances were received by the Group a few days after December 31, 2011 and 2012, respectively.

Interest income receivable of $6,290 and $2,708 as of December 31, 2011 and 2012 mainly related to the earned and accrued interest of the term deposits with financial institutions during the year.

Advance to suppliers are mainly comprised of prepayments to certain merchants for social commerce business. The amount was $9,455 and $8,517 as of December 31, 2011 and 2012, respectively. Advances to suppliers were non-interest bearing and short-term in nature. As of December 31, 2012, an allowance of $1,020 was provided for the advance to suppliers of social commerce business based on specific identification after considering historical bad debt rates, repayment patterns and customer credit worthiness.

During 2011 and 2012, the Company made non-interest bearing loan to three PRC subsidiaries of Recruit Holding Limited (“Recruit”) totaling $4,280, of which $377 has been paid. In June 2012, the Company noted that the three PRC subsidiaries of Recruit had incurred significant loss and reassessed the recoverability of the loan receivables. Based on the assessment, the Company believed that total amount of the outstanding loan was not collectible and full valuation allowance of $3,903 was provided against the outstanding balance. Such amount was recorded in the statements of operations. Subsequently in November 2012, the three PRC subsidiaries went through liquidation process and the Company received $360 out of the liquidation proceeds. As a result, net valuation allowance of $3,543 was provided for the year ended December 31, 2012.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.                                      SHORT-TERM INVESTMENTS

As of December 31, 2011 and 2012, the Company held following short-term investments:

	As of December 31, 2011			As of December 31, 2012
		Gross			Gross
		unrealized	Carrying		unrealized	Carrying
	Cost	loss	amount	Cost	gains	amount

Available-for-sale:
Equity securities	$—	$—	$—	$54,557	$28,888	$83,445
Corporate bonds	54,272	(879)	53,393	62,276	1,324	63,600

Total	$54,272	$(879)	$53,393	$116,833	$30,212	$147,045

The following table provides additional information on the realized gains and losses of the Company for the years ended December 31, 2010, 2011 and 2012, respectively.  For the purposes of determining gross realized gains, the cost of securities sold is based on specific identification.

	Year ended December 31, 2010			Year ended December 31, 2011			Year ended December 31, 2012
	Proceeds	Costs	Gains	Proceeds	Costs	Gains	Proceeds	Costs	Gains

Available-for-sale:
Equity securities	$1,590	$1,590	$—	$72,390	$21,506	$50,884	$7,394	$6,229	$1,165
Corporate bonds	—	—	—	14,101	14,074	27	73,742	71,887	1,855

Total	$1,590	$1,590	$—	$86,491	$35,580	$50,911	$81,136	$78,116	$3,020

Equity securities

The Group’s investments in equity securities are related to the stocks of certain US listed companies (“the investees”). Such investments are classified as available-for-sale securities. In 2011, the Company sold all of its then outstanding equity securities with the cost of $21,506, and recognized $50,884 realized gain on marketable securities in the statement of operations.

The Company purchased another two US listed companies in 2012 at a cost of $60,786. In 2012, the Company sold partial of the equity securities with stocks of the cost of $6,229 of the investments and recognized $1,165 realized gain on short-term investment in the statement of operations.

Corporate bonds

In 2011, the Company purchased corporate bonds from a bank. The corporate bonds are classified as available-for-sale securities.

In 2012, the Company purchased additional corporate bonds from a bank at cost of $79,891 and classified such investment as available-for-sale securities.

Call options

In April 2012, the Company entered into several agreements to sell call options on stocks of a US listed company through an overseas bank. The call options were accounted for as derivatives and marked to market at each period end through statements of operations. Total premium of $1,297 was received. The call options expired in June 2012 without being exercised and no additional proceeds were received. There were no such call options outstanding as of December 31, 2011 and 2012.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.                                      LONG-TERM INVESTMENTS

	As of December 31,
	2011	2012

Equity method investments:
Mapbar Technology Limited (“Mapbar”)	$26,372	$23,782
Japan Macro Opportunities Offshore Partners, LP (“JMOOP”)	21,547	17,987
Social Finance, Inc. (“SoFi”)	—	47,776
Gaoxue Network Technology (Shanghai) Co., Ltd (“Gaoxue”)	—	6,058
Total equity method investments	47,919	95,603

Cost method investments:
Hylink Advertising Co., Ltd. (“Hylink”)	2,381	2,408
Beijing Yinuoxingke Technology Ltd. (“Yinuo”)	—	—
Total cost method investments	2,381	2,408

Held-to-maturity investments:
Series 2012-A Senior Secured Refi Loan Notes	—	9,586
Total held-to-maturity	—	9,586
Total long-term investments	$50,300	$107,597

Equity method investments

In October 2011, the Group acquired 35% equity interest of Mapbar with a total cash consideration of $26,599 and accounted for the investment using equity method as the Group was able to exercise significant influence on Mapbar.  The Group recorded its share of the loss in Mapbar at $227 and $2,590 due to the operating losses incurred by the affiliated company for the years ended December 31, 2011 and 2012.

On November 18, 2011, the Group made a $20,000 investment in a Japan based limited partnership JMOOP. The investment was accounted for using equity method of accounting.  The Group recognized its share of gain of JMOOP at $1,547 and loss of $3,560 for the years ended December 31, 2011 and 2012.

On September 5, 2012, the Company entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement with SoFi, agreeing to purchase 5,573,719 Series B Preferred Shares issued by SoFi at a price of $8.791258 per share with a total consideration of $49,000, which was paid in full to SoFi in September 2012. Thus, The Group holds 27.1% equity interest of SoFi. The Group recognized its share of loss of SoFi of $1,224 for the year ended December 31, 2012.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.                                      LONG-TERM INVESTMENTS - continued

Equity method investments - continued

On November 23, 2012, the Group paid $5,300 for 25% capital contribution of Gaoxue Network Technology (Shanghai) Co., Ltd (“Gaoxue”). On December 5, 2012, the Group also paid $470 and $385 to two existing shareholders of Gaoxue for their 5% equity interest in Gaoxue. Consequently, the Company holds 30% of the total equity interest of Gaoxue. The Group recognized its share of loss of Gaoxue of $97 for the year ended December 31, 2012.

The summarized financial information of the equity method investments were as follows:

	As of December 31,
	2011	2012

Total current assets	$134,746	$106,835
Total assets	$135,122	$188,518
Total current liabilities	$2,727	$2,976
Total liabilities	$14,735	$16,918

	For the years ended December 31,
	2010	2011	2012

Net revenues	$—	$5,310	$5,219
Gross profits	$—	$3,701	$3,355
Net loss	$—	$39,581	$59,417

Cost method investments

On April 25, 2011, the Group acquired 2% equity interest of Hylink at total cash consideration of $2,381 and accounted for the investment using cost method as the Group was unable to exercise significant influence on Hylink.  Hylink is mainly engaged in advertising agency service.  The Group had no seat in Board and did not involve in the operation of Hylink, accordingly the Group did not have the ability to exercise significant influence over the operating and financial decisions of Hylink, and thus the Group used the cost method to account for its investment Hylink.

On June 15, 2011, the Group acquired 5% equity interest of Yinuo at total cash consideration of $79 and accounted for the investment using cost method as the Group was unable to exercise significant influence on Yinuo.  Yinuo is mainly engaged in development of online games.  The Group had no seat in Board and did not involve in the operation of Yinuo, the Group did not have the ability to exercise significant influence over the operating and financial decisions of Yinuo, and thus the Group used the cost method to account for its investment Yinuo. In the fourth quarter of 2011, Yinuo had stopped operation. The investment of $79 in Yinuo was fully impaired as of December 31, 2011.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Held-to-Maturity investments

On July 3, 2012, the Company entered into a Note Purchase Agreement with SoFi Lending Corp., a subsidiary of SoFi,  to purchase $10,000 Series 2012-A Senior Secured Refi Loan Notes issued by SoFi Lending Corp. The loan has a maturity date of July 3, 2032 and a fixed annual interest rate of 4% with no redemption feature.  The Company has the positive intent and ability to hold the investments to maturity. The Company receives monthly payments, including return of the principal of $414 and earned interest of $137, from SoFi Lending Corp. for the year ended December 31, 2012. As of December 31, 2012, the carrying amount of the note was $9,586.

Impairment of long-term investments

The Group reviews the long-term investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.  An impairment loss is recognized in earnings equal to the difference between the carrying amount of the investment and its fair value at the balance sheet date of the reporting period.  The Group recorded a total impairment charge of $nil, $79 and $nil for the years ended December 31, 2010, 2011 and 2012, respectively for cost method investment. No impairment charge was recognized for equity method investments and held-to-maturity investments for the three years ended December 31, 2010, 2011 and 2012, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.                               EQUIPMENT, NET

	As of December 31,
	2011	2012

Computer equipment and application software	$41,329	$61,149
Furniture and vehicles	779	1,159
Leasehold improvements	2,360	4,805
	44,468	67,113
Less: Accumulated depreciation and amortization	(22,167)	(34,758)
	$22,301	$32,355

Depreciation and amortization expenses charged to the statements of operations for the years ended December 31, 2010, 2011 and 2012 were $5,589, $7,829 and $13,883, respectively.

11.                               ACQUIRED INTANGIBLE ASSETS, NET

The gross carrying amount, accumulated amortization and net carrying amount of the intangible assets are as follows:

	As of December 31,
	2011	2012
Intangible assets not subject to amortization:
Domain name, trademarks and online licenses(i)	$23,901	$24,174
Intangible assets subject to amortization:
Operating platforms and technology	1,214	1,228
Game license, webgame cooperation agreement and content copyright	2,679	3,706
User generated content	1,317	1,368
Customer and broadcasters relationship	762	770
Login users and registered user list	612	618
Non-compete agreement	187	189
	$30,672	$32,053
Less: Accumulated amortization
Operating platforms and technology	$(289)	$(542)
Game license, webgame cooperation agreement and content copyright	(1,982)	(3,048)
User generated content	(89)	(603)
Customer and broadcasters relationship	(57)	(383)
Login users and registered user list	(153)	(550)
Non-compete agreement	(16)	(107)
	$(2,586)	$(5,233)
Intangible asset, net	$28,086	$26,820

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

11.                               ACQUIRED INTANGIBLE ASSETS, NET - continued

(i)                                     In December 2011, the Company decided to stop using two domain names after consolidating all the online games to Renren.com operating platform of the Company. As a result, the Company recorded $2,219 impairment loss for the write-off of the intangible assets related to the two domain names.

Amortization expenses for the years ended December 31, 2010, 2011 and 2012 were $673, $811 and $2,255, respectively.  Amortization expenses for the years ending December 31, 2013, 2014, 2015, 2016 and after would be $1,302, $792, $342, $148, $62, respectively.

12.                               OTHER NON-CURRENT ASSETS

	As of December 31,
	2011	2012

Prepayment for purchase of office buildings	$—	$16,148
Employee housing loan	651	4,903
Rental deposit	550	1,169
Restricted cash, non-current	—	313
Long-term deferred expense	152	101
Total	$1,353	$22,634

In June 2012, the Company prepaid $16,148 for office building in Shanghai.  The ownership of the building is expected to be transferred to the Company in 2013.

Since late 2011, the Company started to provide interest-bearing long-term loans to its employees to finance their purchase of residence only. In 2012, a total of $5,141 new loans were lent to its employees at an annual interest rate of 7.05% for the loans offered before July 1, 2012 and 6.55% for the loans offered after July1, 2012.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.                               GOODWILL

The changes in carrying amounts of goodwill for the years ended December 31, 2011 and 2012 units were as follows:

	Year ended December 31, 2011
	56.com	Advertising	Total

Gross amount:
Beginning balance	$—	$5,045	$5,045
Acquisition of Wole Inc. (Note 5)	54,161	—	54,161
Exchange difference	193	224	417
Ending balance	54,354	5,269	59,623

Accumulated impairment loss:
Beginning balance	—	(625)	(625)
Ending balance	—	(625)	(625)
Goodwill, net	$54,354	$4,644	$58,998

	Year ended December 31, 2012
	Renren
	platform	Total

Gross amount:
Beginning balance	$59,623	$59,623
Exchange difference	675	675
Ending balance	60,298	60,298

Accumulated impairment loss:
Beginning balance	(625)	(625)
Ending balance	(625)	(625)
Goodwill, net	$59,673	$59,673

After one year of acquisition of Wole Inc., the 56.com and advertising reporting units have been fully integrated and renamed as Renren platform as of December 31, 2012.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.                               ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
	2011	2012

Employee payroll and welfare payables	$9,306	$13,608
Other tax payable	7,084	7,663
Accrued professional, marketing and leasing fees	6,299	8,321
Other payables	5,455	9,430
Liability for advance payment of unvested options	2,917	1,465
Accrued advertising sales rebate	47	1,121
Total	$31,108	$41,608

In July 2010, seven executive officers and employees of the Group provided promissory notes to the Group in connection with their early exercise of their respective share options. The loans bore an interest rate of 5.4% and were to be due and payable at the earlier of such executive officer’s termination of employment with the Company or the first public filing of the Group’s registration statement. The loans were secured by the pledge of the ordinary shares which were issued upon the early exercise of the share options. The seven executive officers paid the entire amount under the promissory notes in April 2011. The balance of unvested share options as of December 31, 2012 was $1,465.

15.                               INCOME TAXES

The Company, CIAC, Nuomi Inc., Renren-Jingwei Inc, Link224 Inc., Renren Lianhe Holdings, Wole Inc., JiehunChina Inc., Xin Ditu Holdings, Renren Study Inc., Jingwei Inc. Limited are all incorporated in the Cayman Islands. They are tax-exempted under the tax laws of the Cayman Islands.

Qianxiang Wangjing, incorporated in the PRC on November 11, 2008, qualified as a “software enterprise” in 2009, and therefore was entitled to a two-year exemption starting from the commencement of the profitable year 2009, followed by a 50% reduction in tax rates for the succeeding three years in accordance with the EIT Law.

Shanghai Changda, incorporated in the PRC on October 25, 2010, qualified as a “software enterprise” in 2010, and therefore was entitled to a two-year exemption starting from the commencement of the profitable year 2011, followed by a 50% reduction in tax rates for the succeeding three years in accordance with the EIT Law.

Other subsidiaries and VIEs of the Group domiciled in the PRC were subject to 25% statutory income tax rate in the years presented.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.                               INCOME TAXES - continued

The EIT Law includes a provision specifying that legal entities organized outside PRC will be considered residents for Chinese income tax purposes if their place of effective management or control is within PRC.  If legal entities organized outside PRC were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income.  This would cause any income from legal entities organized outside PRC earned to be subject to PRC’s 25% EIT.  The Implementation Rules to EIT Law provide that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. reside within PRC.

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

Aggregate accumulated earnings of the Company’s subsidiaries and VIEs located in the PRC that are taxable upon distribution to the Company were $23,463 at December 31, 2011. The Group had determined such undistributed earnings to be indefinitely reinvested in its subsidiaries and VIEs, because Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business in the PRC.  Accordingly, the Group had not accrued deferred tax liability for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2011.

Aggregate accumulated deficits of the Company’s subsidiaries and VIEs located in the PRC were $94,502 as of December 31, 2012. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2012.

The current and deferred component of income tax expenses (benefits) which were substantially attributable to the Group’s PRC subsidiaries and VIE and VIE’s subsidiaries, are as follows:

	Years ended December 31,
	2010	2011	2012

Current income tax expense	$—	$1,495	$7
Deferred income tax (benefit) expense	(1,332)	(827)	913
Total Income tax (benefits) expenses	$(1,332)	$668	$920

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.                               INCOME TAXES - continued

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2011	2012

Current deferred tax assets
Provision for doubtful accounts	$62	$836
Accrued payroll and welfare	1,423	1,980
Excessive advertising fees	4,429	1
Intangible assets amortization	22	25
Less valuation allowance	(4,555)	(2,842)
Current deferred tax assets, net	$1,381	$—

Non-current deferred tax assets
Accrued Liabilities-non-current	$—	$88
Excessive advertising fee-non-current	—	2,296
Net operating loss carry forwards	9,861	24,309
Less valuation allowance	(9,861)	(26,693)
Non-current deferred tax assets, net	$—	$—

Non-current deferred tax liabilities
Intangible assets	$(6,976)	$(6,564)
Non-current deferred tax liabilities, net	$(6,976)	$(6,564)

The valuation allowance of $4,555 as of December 31, 2011 was mainly related to the $4,429 deferred tax assets of the excessive advertising fees incurred in 2011, which the Company believes that it will not be utilized in the future years.

The Company assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets.  As of December 31, 2012, the Company provided full valuation allowance on deferred tax assets because the Company believed that it is more likely than not to be realized as the Company does not expect to generate sufficient taxable income in future.

The non-current deferred tax liabilities of $6,976 and $6,564 as of December 31, 2011 and 2012 were mainly related to the amortization of intangible assets acquired during business acquisition in 2011 as set out in Note 5.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.                               INCOME TAXES - continued

The Company operates through multiple subsidiaries and VIEs and VIEs’ subsidiaries.  The valuation allowance is considered on each individual entity basis.  The subsidiaries and VIEs and VIEs’ subsidiaries registered in the PRC have total deferred tax assets related to net operating loss carry forwards of $24,309 as of December 31, 2012 which will expire on various dates between December 31, 2013 and December 31, 2017.  Valuation allowances have been established because the Company believes that either it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future, or the amount involved is not significant.

Reconciliation between the income taxes expense (benefit) computed by applying the PRC tax rate to income (loss) before income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2010	2011	2012

Income (loss) before provision of income tax	$(62,527)	$40,352	$(66,662)
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory tax rate	(15,632)	10,088	(16,666)
Taxable deemed interest income from inter-company interest-free loans	735	179	1,907
Non-deductible loss on disposal of subsidiaries and other expenses not deductible for tax purposes	2,888	(983)	7,289
Effect of income tax exemption of the Company in the Cayman Islands	26,234	(15,791)	3,117
Effect of income tax exemption of Qianxiang Wangjing and Shanghai Changda	(11,300)	(4,172)	(9,846)
Changes in valuation allowance	(4,257)	11,347	15,119
Income tax (benefits) expenses	$(1,332)	$668	$920

If the tax exemption granted to Qianxiang Wangjing and Shanghai Changda were not available, income taxes provision and net income (loss) per share would have been as follows:

	Years ended December 31,
	2010	2011	2012

Provision for income taxes expenses	$9,968	$4,840	$10,766
Net income (loss) per ordinary share
- basic	$(0.04)	$0.05	$(0.07)
- diluted	$(0.04)	$0.04	$(0.07)

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2010, 2011 and 2012. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2012.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.                               INCOME TAXES - continued

Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on Beijing Nuomi and Shanghai Changda.  In accordance with relevant PRC tax administration laws, tax years from 2007 to 2012 of the Group’s PRC subsidiaries and VIEs and VIEs’ subsidiaries remain subject to tax audits as of December 31, 2012, at the tax authority’s discretion.

16.                               ORDINARY SHARES

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.          ORDINARY SHARES - continued

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

On May 4, 2011, the Company completed its IPO of ADSs on the New York Stock Exchange with a total issuance of 61,065,000 ADSs at issuing price of $14 per ADS. Each ADS represents three Class A ordinary shares of the Company. As such, the total ADSs represent 183,195,000 Class A ordinary shares. In addition, concurrently with the IPO, the Company issued 23,571,426 Class A ordinary shares at a price of $4.67 per share in private placements with third parties. Total net proceeds received were $777,379 from the IPO and the private placements, net of offering costs of $6,317.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.          ORDINARY SHARES - continued

In 2011, the Company entered into call spread agreements with MS totaling of $41,361 to repurchase 11,000,000 ADSs. During the year ended December 31, 2011, the Company settled 5,000,000 ADSs in the call spread agreements in the consideration of $21,310.

As of December 31, 2011, the Company has prepaid $20,051 to MS to repurchase 6,000,000 ADSs, which equal to total consideration for repurchase of ordinary shares at the exercise price less premium for the call options.

The call spread agreements met the definition of derivatives and qualify for classification in equity at fair value.

In 2012, the Company repurchased 1,349,438 ADS through MS in the open market at total consideration of $4,609.

In 2012, the Company also repurchased 16,735,000 ADSs through call spread agreements with MS at total consideration of $71,576.

The Company repurchased accumulated 24,173,666 ADSs with an aggregate consideration of $101,800 under the share repurchase program. Such ADS were fully canceled in November 2012.

17.                               CONVERTIBLE PREFERRED SHARES

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

In June 2003, 1000 Oaks issued 6,835,690 shares of Series B shares, with par value of $0.001 per share, and warrants (“Series B warrants”), which are exercisable to purchase 1,259,990 ordinary shares of the Company, for cash proceeds of $479.  The Series B shares and the warrants were considered as equity of the Company and therefore, the proceeds of $479 were allocated by $25 to warrants and $454 to Series B shares based on their issuance date relative fair value.  Other than the par value of $7, the proceeds for the issuance of Series B shares and warrants were booked as additional paid in capital of the Company.  In August 2005, the Series B shares and Series B warrants were split at one-for-two ratio into 13,671,380 Series B shares and warrants to purchase 2,519,980 ordinary shares along with the 1:2 stock split of ordinary shares.  In August 2005, CIAC issued additional 78,887,300 shares of Series B shares in exchange for promissory notes payable due to related party shareholders at the carrying amount of $2,471.  All Series B shares and Series B warrants were subsequently exchanged to Renren Inc.’s Series B convertible preferred shares and warrants in 2006 at one-for-one ratio as a result of the Group’s 2006 Re-organization as set out in Note 1.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.          CONVERTIBLE PREFERRED SHARES - continued

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

The issued and outstanding Series A shares and Series B shares were converted into ordinary shares immediately prior to the completion of the qualified IPO as set out in Note 16.

The key terms of the Series A shares and Series B shares are set out in Note 18.

18.                               CONVERTIBLE REDEEMBABLE PREFERRED SHARES

In March 2006, Renren Inc. issued 215,959,520 shares of Series C convertible redeemable preferred shares (“Series C shares”) for cash proceeds of $48,100 to a group of investors.

On April 4, 2008, Renren Inc. issued 132,052,010 Series D shares for cash proceeds of $130,000 at an average price of $0.98 per Series D share to certain investors.  In connection with the issuance of Series D shares, Renren Inc. also granted certain warrants to a Series D shareholder to purchase additional Series D shares as set out in Note 19.  The warrants were determined as liabilities by the Group and therefore, the Series D shares were initially recorded at $118,074, as the result of deducting $9,165, the initial fair value of the warrants, and $2,761 issuance costs from the $130,000 issuance price.  The Company accreted the carrying amount of the Series D Shares immediately after the initial recognition to the redemption price of $130,000 and the $11,926 accretion amount was recorded as deemed dividend to the holders of the Series D shares in the year 2008.

In 2009, the Company issued additional 75,538,220 Series D shares upon the exercise of 2009 Series D warrants as set out in Note 19.

Upon the issuance of the Series D shares, Renren Inc. also repurchased 50,896,390 Series C shares at $48,100 (“2008 Buyback”), which was recorded as a reduction of carrying amount of the Series C shares.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.          CONVERTIBLE REDEEMBABLE PREFERRED SHARES - continued

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

In 2010, the Company issued additional 226,614,660 Series D shares upon the exercise of Tranche 3 and Tranche 4 Series D warrants as set out in Note 19.

The issued and outstanding Series C shares and Series D shares were automatic converted into ordinary shares immediately prior to the completion of the qualified IPO as set out in Note 16.

The following is the roll forward of the carrying amounts of Series C and Series D shares for the two years ended December 31, 2010 and 2011:

Carrying
amount

Series C Shares:
Balance as of January 1, 2011	$28,520
Conversion to ordinary shares as set out in Note 19	(28,520)
Balance as of December 31, 2011	—

Carrying
amount

Series D shares:
Balance as of January 1, 2010	$193,398
Exercise of Tranche 3 Series D warrants (Note 19)	98,538
Exercise of Tranche 4 Series D warrants (Note 19)	279,503
Balance as of December 31, 2010	571,439
Conversion to ordinary shares as set out in Note 19	(571,439)
Balance as of December 31, 2011	—

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.          CONVERTIBLE REDEEMBABLE PREFERRED SHARES - continued

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

For a period of nine months after April 4, 2013 or 5th anniversary of the actual date of exercise of the 2009 and 2010 Series D warrants as set out in Note 19, at the election of the majority holders of the Series D shares, the Company shall redeem all of the outstanding Series D shares in cash at a redemption price per Series D shares equal to the applicable original issuance price per Series D shares plus all declared but unpaid dividends.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.          CONVERTIBLE REDEEMBABLE PREFERRED SHARES - continued

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

19.                               WARRANTS

Series B warrants:

In connection with the issuance of the Series B shares as set out in Note 17, the Company granted Series B warrants purchasing 2,519,980 ordinary shares which were exercisable at any time before June 26, 2008 at exercise price of $0.05 per share.  The Series B warrants were considered equity and were initially booked at $25, which was allocated from the Series B issuance proceeds based on the relative fair value of the Series B shares and Series B warrants.  Such warrants were exercised in June, 2008.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.          WARRANTS - continued

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

On July 2, 2009, Renren Inc. and the warrant holder entered into an agreement to amend the 2009 Series D warrants and 2010 Series D warrants issued by Renren Inc. on April 4, 2008.  According to the amended agreement, the originally granted Series D warrants were replaced with the following terms:

(1)                                 Change of the structure of the number of warrants granted

While the total number of warrants granted did not change, the structure of the number of warrants granted were agreed to be changed as follows:

Pre-amendment		After-amendment
Tranches	Number of warrants	Tranches	Number of warrants

2009 Series D Warrants	100,717,630	2009 Series D Warrants	75,538,220
		Tranche 3 Warrants	75,538,220
2010 Series D Warrants	201,435,250	Tranche 4 Warrants	151,076,440
Total	302,152,880		302,152,880

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.          WARRANTS - continued

Series D warrants: - continued

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

In December 2010, the Series D warrant holder exercised the 151,076,440 Tranche 4 Series D warrants. The fair value of warrants liability prior to the exercise, $81,743 plus the consideration receivable of $198,090 for the exercise of warrants was recorded as addition to the Series D shares under amount due from related parties as of December 31, 2010. Cash proceeds of $198,090 were received in January 2011.

The change in the carrying amounts, which were also the fair value, of the Series D warrants was summarized as follows:

Amounts

Balance as of January 1, 2010	$21,481
Loss on change of fair value of Series D warrants	74,364
Exercise of Tranche 3 Series D warrants	(14,432)
Exercise of Tranche 4 Series D warrants before the exercises	(81,413)
Balance as of December 31, 2010	$—

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.          WARRANTS - continued

Series D warrants: - continued

For 2010 Series D warrants:

	As of	As of	As of	As of	As of
	April 5,	December 31,	December 31,	July 2,	December 27,
	2008	2008	2009	2010	2010

Risk-fee rate of return	3.67%	3.14%	1.16~1.59%	1.26~1.43%	1.11%
Expected remaining contractual life of the warrants	3 years	2.26 years	0.5~1.5 years	0~1 year	0.5 year
Volatility	48.1%	69.9%	45.7%~65.8%	43.5%	38.0%
Expected dividend yield	—	—	—	—	—

20.                               FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group’s financial assets measured at fair value on a recurring basis as of December 31, 2012 and 2011 include available-for-sale securities as set out in Note 8 based on level 1 input, which was the quoted market price. There were no financial liabilities measured at fair value on recurring basis as of December 31, 2011 and 2012, respectively.

The following table summarizes the Group’s financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2011, and 2012, respectively:

As of December 31, 2011
	Quoted price in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	investments	inputs	inputs
	Level 1	Level 2	Level 3	Total
Available-for-sale:
Corporate bonds	$53,393	$—	$—	$53,393
Total	$53,393	$—	$—	$53,393

	As of December 31, 2012
	Quoted price in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	investments	inputs	inputs
	Level 1	Level 2	Level 3	Total

Available-for -sale:
Equity securities	$83,445	$—	$—	$83,445
Corporate bonds	$63,600	$—	$—	$63,600
Total	$147,045	$—	$—	$147,045

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

20.         FAIR VALUE MEASUREMENTS - continued

Measured at fair value on a non-recurring basis

The Group measured the equity method investments in Mapbar, JMOOP, SoFi, and Gaoxue and cost method investment in Hylink and held-to-maturity investments in Series 2012-A Senior Secured Refi Loan Notes at fair value on a nonrecurring basis when they are deemed to be other-than temporarily impaired as set out in Note 9. The determination of fair value of the investment involves judgment as to the severity and duration of the decline below fair value.  The fair values of these investments are determined based on best information available, primarily the management estimation on the future performance of the investees and the recoverability of the investment.

The Group measured goodwill and other intangible assets at their value on a nonrecurring basis and they are recorded at fair value only when impairment is recognized.  The Group has recognized impairment loss related to  intangible assets in 2011, as set out in Note 11.  The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and discount rate.

21.         SHARE-BASED COMPENSATION

Stock Options

The Company adopted 2003 Stock Incentive Plan (the “2003 Plan”), 2004 Stock Incentive Option Plan (the “2004 Plan”), 2005 Stock Incentive Plan (the “2005 Plan”), 2006 Equity Incentive Plan (the “2006 Plan”), 2008 Equity Incentive Plan (the “2008 Plan”),  2009 Equity Incentive Plan (the “2009 Plan”) and 2011 Share Incentive Plan (the “2011 Plan”) for the granting of stock options and incentive stock options to employees and executives to reward them for service to the Company and to provide incentives for future service.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

In January 2011, the Company granted 12,608,500 share options to certain employees and advisors at the exercise price of $1.2 per share, where 25% of the options were vested on December 31, 2011 and 1/36 of the remaining 75%will be vested at each of the monthly anniversary of the grant date since December 31, 2011 through the end of the fourth year. The Group has determined the grant day fair value of the options was $7,649, which will be recognized in the consolidated statement of operations in the next four years.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

In December 2011, the Company granted 1,639,107 share options to certain employees with exercise price of $1.1 per share. For 60,000 share options of the total share options, 25% of the options were vested on November 9, 2012 and 1/36 of the remaining 75% will be vested at the ninth day of each calendar month after November 9, 2012 through the end of the fourth year. For 1,579,107 share options of the total share options, 25% of the options were vested on December 31, 2012 and 1/36 of the remaining 75% will be vested at the end of each calendar month after December 31, 2012 through the end of the fourth year.

On April 5, 2012, the Company issued 24,636,000 share options under the Company’s 2011 share incentive plan to its executives, non-executives directors and employees with the exercise price of $1.82 per share. For 24,300,000 share options of the total share options, 25% of the options will be vested on April 4, 2013 and 1/36 of the remaining 75% will be vested at the fourth day of each calendar month after April 4, 2013 through the end of the fourth year. For 240,000 share options of the total share options, 25% of the options will be vested on February 28, 2013 and 1/36 of the remaining 75% will be vested at the end of each calendar month after February 28, 2013 through the end of the fourth year. For 90,000 share options of the total share options, 25% of the options will be vested on January 8, 2013 and 1/36 of the remaining 75% will be vested at the eighth day of each calendar month after January 8, 2013 through the end of the fourth year. For 6,000 share options of the total share options, 25% of the options will be vested on March 18, 2013 and 1/36 of the remaining 75% will be vested at the eighteenth day of each calendar month after March 18, 2013 through the end of the fourth year. The Group has determined the fair value of the options was $26,638 on the grant date, which will be recognized as a share-based compensation cost in the consolidated statements of operations in the next four years on a straight line basis.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.         SHARE-BASED COMPENSATION - continued

Stock Options - continued

On April 30, 2012, the Company granted 300,000 share options to a new director appointed by the Board of Directors, the Company’s independent director, with exercise price of $2.03 per share, where 25% of the options will be vested on May 1, 2013 and 1/36 of the remaining 75% will be vested at the end of each calendar month after May 1, 2013 through the end of the fourth year.

In June, 2012, the Company granted 300,000 share options to another new director appointed by the Board of Directors, the Company’s independent director, with exercise price of $1.486 per share, where 25% of the options will be vested on June 14, 2013 and 1/36 of the remaining 75% will be vested at the end of each calendar month after June 14, 2013 through the end of the fourth year.

In December, 2012, the Company granted 3,503,400 share options to certain employees with exercise price of $1.1 per share, where 25% of the options will be vested on December 31, 2013 and 1/36 of the remaining 75% will be vested at the end of each calendar month after December 31, 2013 through the end of the fourth year.

On December 28, 2012, the Company modified the exercise price of the outstanding share options granted from $4.00 per ADS to $3.30 per ADS, which is the closing price of the Company’s ADS on the modification date. The eligible outstanding options for this modification as of December 31, 2012 totaled at 27,480,309. The total incremental cost as a result of the modification is $4,281, of which $949 was recognized as share-based compensation expense in 2012 and remaining balance will be amortized over the expected requisite service period.

The fair value of the options granted is estimated on the date of grant using the Black-Scholes option-pricing model with assistance from independent valuation firms, with the following assumptions used.

Year ended December 31,
	2010	2011	2012

Risk-free interest rate	0.96~3.49%	1.62~3.25%	1.28~1.93%
Expected life (years)	0.36~7.27	5.92~6.09	5.96~6.08
Volatility rate	42.0%~61.0%	54%~55%	53%~64%
Dividend yield	—	—	—

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

(3)           Expected term

For the options granted to employees, the Company estimated the expected term based on the vesting and contractual terms and employee demographics.

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

(6)           Fair value of underlying ordinary shares

Before initial public offering, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation.  The management estimated the fair value of the ordinary shares on the grant dates with the assistance of independent valuation firms. After initial public offering, the closing market price of the Company’s ordinary shares on the grant date was used.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.         SHARE-BASED COMPENSATION - continued

Stock Options - continued

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $11.17, $1.18 and $1.15 of the Company’s ordinary share on December 31, 2010, 2011 and 2012, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 were $10,786, $74,233 and $14,848, respectively.

The following table summarizes information with respect to share options outstanding as of December 31, 2012:

	Options outstanding				Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted	Weighted
		average	average	average		average	average	average
	Number	remaining	exercise	intrinsic	Number of	exercise	contractual	intrinsic
Range of exercise prices	outstanding	contractual life	price	value	exercisable	price	remaining life	value

$0.08~$0.18	28,879,891	5.47	$0.18	$28,147	21,155,067	$0.17	4.96	$20,654
$0.2~$0.3	1,043,880	3.79	$0.23	962	1,043,871	$0.23	3.79	962
$0.35~$0.38	1,070,002	4.78	$0.36	849	1,069,992	$0.36	4.78	849
$1.1~$1.2	39,509,170	9.04	$1.12	1,231	4,893,075	$1.18	8.14	—
	70,502,943			$31,189	28,162,005			$22,465

		Weighted	Weighted	Weighted
		average	average	average
		exercise	fair value	intrinsic value
	Number of shares	price	at grant date	at grant date

Balance, January 1, 2012	61,910,506	$0.51
Granted	28,739,400	$1.10	$1.10	$—
Exercised	(16,032,340)	$0.22
Cancelled	(4,114,623)	$0.93
Balance, December 31, 2012	70,502,943	$0.71
Exercisable, December 31, 2012	28,162,005	$0.36
Expected to vest, December 31, 2012	42,340,938	$0.94

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.         SHARE-BASED COMPENSATION - continued

Stock Options - continued

The following table summarizes the activity of the stock options granted:

		Weighted	Weighted	Weighted average
		average	average fair	intrinsic value
	Options	exercise price	value per option	per option
Grant date	granted	per option	at grant date	at the grant dates

Balance, January 1, 2010	135,291,410	$0.18
Granted	3,980,630	$0.18	$0.36	$0.18
Exercised	(11,058,330)	$0.14
Forfeited	(5,306,210)	$0.18
Balance, December 31, 2010	122,907,500	$0.18
Granted	18,113,107	$1.60	$1.60	$—
Exercised	(74,329,066)	$0.18
Forfeited	(4,781,035)	$1.16
Balance, December 31, 2011	61,910,506	$0.51
Granted	28,739,400	$1.10	$1.10	$—
Exercised	(16,032,340)	$0.22
Forfeited	(4,114,623)	$0.93
Balance, December 31, 2012	70,502,943	$0.71
Exercisable, December 31, 2011	30,582,219	$0.26
Exercisable, December 31, 2012	28,162,005	$0.36
Expected to vest, December 31, 2012	42,340,938	$0.94

For employee stock options, the Group recorded share-based compensation of $2,714, $4,606 and $9,248 during the years ended December 31, 2010, 2011, and 2012, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

For non-employee options the Group recorded share-based compensation of $8, $662 and $694 during the years ended December 31, 2010, 2011, and 2012, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of December 31, 2012, there was $33,434 unrecognized share-based compensation expense relating to share options.  This amount is expected to be recognized over a weighted-average vesting period of 2.74 years.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.         SHARE-BASED COMPENSATION - continued

Restricted Shares

In May 2011, the Company granted 18,000 restricted Class A ordinary shares to David Chao under 2009 Equity Incentive Plan. The restricted shares will vest in three months from May 12, 2011.

In September 2011, the Company granted 60,000 restricted Class A ordinary shares to an employee under 2009 Equity Incentive Plan. 25% of the total restricted shares will vest on August 31, 2012 and thereafter the remaining 75% will vest at the ending of each calendar month subsequent to September 1, 2012.

In December 2011, the Company granted 3,750,000 restricted Class A ordinary shares to employees under 2009 Equity Incentive Plan.  25% of the restricted shares will vest on the first anniversary of the vesting commencement date as of October 26, 2012 and thereafter the remaining 75% will vest at the 26th day of each calendar month subsequent to October 26, 2012.

A summary of the restricted shares activity is as follows:

		Weighted
	Weighted	average fair value
	number of	per ordinary
	restricted	share at the
	shares	grant dates

Outstanding as of December 31, 2011	3,810,000	$1.11
Granted	—	—
Vested	(1,074,033)	1.11
Forfeited	(169,191)	1.10
Outstanding as of December 31, 2012	2,566,776	$1.11

The Company recorded compensation expenses based on the fair value of restricted shares on the grant dates over the requisite service period of award using the straight line vesting attribution method.  The fair value of the restricted shares on the grant date was the closing market price of the ordinary shares as of the date.  For restricted share granted in 2011, the fair value at the date of grant was $1.12 per share.  The related compensation expense of $255 and $955 was recorded in 2011 and 2012.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.          SHARE-BASED COMPENSATION - continued

Restricted Shares - continued

There was total unrecognized compensation expense of $2,684 related to restricted shares granted as of December 31, 2012.  The expense is expected to be recognized over a weighted-average period of 2.83 years according to the graded vesting schedule.

The amount of share-based compensation expense for options and restricted shares attributable to selling and marketing, research and development and general and administrative expenses, and included in those line items in the accompanying consolidated statements of operations are as follows:

	Years ended December 31,
	2010	2011	2012

Gross amount:
Selling and marketing	$121	$448	$562
Research and development	572	1,628	1,580
General and administrative	2,105	3,447	8,755
Total share-based compensation expense	$2,798	$5,523	$10,897

There was no income tax benefit recognized in the statements of operations for share-based compensation for the years ended December 31, 2010, 2011 and 2012.

22.                               SUBSCRIPTION RECEIVABLE

In October 2010, the Company issued 7,000,000 ordinary shares to two Company executives at $0.701 per share, respectively.  The two executives issued promissory notes of $4,909 bearing an interest rate of 5.6% per annum to the Company to settle the issuance consideration.  The promissory notes become due and payable at the earlier of (1) 3 years, (2) termination of employment of the two executives with the Group, and (2) immediately prior to the Company’s qualified IPO.  The loans are secured by the pledge of the underlying ordinary share to be issued.  The Group recorded the loans receivable as subscription receivable, a contra-account in equity, as of December 31, 2010. The subscription receivable had been collected on April 14, 2011.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

23.                               EXCHANGE GAIN/LOSS FROM DUAL CURRENCY DEPOSITS / BANK OFFSHORE ACCOUNTS

In 2010 and 2011, the Company entered into contracts with a bank with respect to dual currency deposits (“DCDs”), which were denominated in currencies other than the functional currency of the Company and were generally of 7 days to 21 days duration at a fixed interest rate.  The Group made the investment in dual currency deposits for the purpose of enhancing the yields of the Group’s cash balances.  At December 31, 2011 and 2012, there was no DCD contract outstanding, and due to the fluctuation of the foreign exchange rates, the Group recognized a gain of $3,781, $2,013 and $nil for the years ended December 31, 2010, 2011 and 2012, respectively.

Exchange gain of $5,740 for the year ended December 31, 2011 and an exchange loss of $1,769 for the year ended December 31, 2012 were attributable to bank deposit, respectively.

24.                               RELATED PARTY BALANCES AND TRANSACTIONS

Details of related party balances and transactions as of December 31, 2011 and 2012 are as follows:

(1)                                 Amounts due from related parties

As of December 31, 2011 and 2012, amounts due from related parties are $573 and $258, respectively, and details are as follows:

	As of December 31,
	2011	2012
Gummy Inc., subsidiary of Oak Pacific Holdings (“OPH”)	$19	$20
Beijing Qian Xiang Hu Lian Technology Development Co., Ltd., (“Hu Lian”) subsidiary of OPH	78	126
Sinoway International Education Group Limited, (“Sinoway”) equity method investment of OPH	476	—
Softbank Payment Service Corporation (“SBPS”), an affiliate of SB Pan Pacific Corporation	—	112
Total	$573	$258

OPH is an entity controlled by the CEO of the Company. The two subsidiaries of OPH, Gummy Inc. and Hu Lian have acted as collection agents of the Group during 2011 and 2012.  The Group has provided advertising services to Sinoway, an equity investment of OPH. The amounts are unsecured and non-interest bearing.

SBPS, an affiliate of SB Pan Pacific Corporation, provides third party collection service for Renren Game Japan Inc. during 2012.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

24.                               RELATED PARTY BALANCES AND TRANSACTIONS - continued

(2)                                 Amounts due to related parties:

	As of December 31,
	2011	2012

Hu Lian, subsidiary of OPH	$51	$—
Mapbar, equity investee of the Company	—	77
Total	$51	$77

Hu Lian has provided internet services to the Group. The amounts are unsecured and non-interest bearing. Mapbar has provided location based services to the Group. The amounts are unsecured and non-interest bearing.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

24.                               RELATED PARTY BALANCES AND TRANSACTIONS - continued

(3)                                 Transactions with related parties for amount due from related parties

	Years ended December 31,
	2010	2011	2012

Cash collected through SBPS, an affiliate of SB Pan Pacific Corporation	$—	$—	$1,116
Advertising service provided to Sinoway, equity method investment of OPH	—	689	—
Back office service provided to Hu Lian, subsidiary of OPH	—	341	270
Third party payment collection service provided to Beijing Wang Lu Technology Co., Ltd., subsidiary of OPH		47	—
Third party payment collection service provided to Gummy Inc., subsidiary of OPH	—	44	1
Total	$—	$1,121	$1,387

(4)                                 Transactions with related parties for amount due to related parties

	Years ended December 31,
	2010	2011	2012

Location-based service provided by Mapbar Technology Limited	$—	$76	$304
Internet service provided by Beijing Qian Xiang Hu Lian Technology Development Co., Ltd., subsidiary of OPH	—	51	—
Total	$—	$127	$304

(5)                                 In July 2012, the Company purchased $10,000 Series 2012-A Senior Secured Refi Loan Notes issued by SoFi Lending Corp., a subsidiary of SoFi.  OPH is a shareholder of SoFi and the Company’s chairman and chief executive officer, Joseph Chen, is a director of SoFi.  In September 2012, the Company invested $49,000 in newly issued Series B preferred shares of SoFi, concurrently with a group of other investors.  These transactions were approved by the independent, disinterested members of the Company’s board and the audit committee of the board. See Note 9 for detail.

(6)                                 In December 2012, the Group advanced $1,598 and $16 to Jing Yang, the spouse of the CEO Joseph Chen, and James Jian Liu, the COO of the Company, for the set-up and funding in capital for a new VIE where these two individuals will act as the nominee shareholders.  As of December 31, 2012, the application for the new VIE set-up remained in progress; the advances were disclosed as a reduction of equity.  Subsequently in February 2013, the VIE was established and the advances were injected to the new VIE as capital contribution.

25.                               SEGMENT INFORMATION

The Group’s chief operating decision maker continued to be identified as the Chief Executive Officer, who is responsible for decisions about allocating resources and assessing performance of the Group.

During 2012, the Company has incurred the following changes in its operations including:

•                                          the operations of 56.com has been fully integrated into that of Renren, mainly under online advertising and online gaming and other IVAS (such as Woxiu business), and there was no longer a need for discrete financials of 56.com to be reviewed by the Company’s Chief Operating Decision Maker (the ‘‘CODM’’) in 2012 and going forward;

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

25.                               SEGMENT INFORMATION - continued

•                                          the group-buy business of Nuomi which originally was under IVAS in 2011 has grown to be more significant in 2012.  Its discrete financials has been available in 2011 though it was not reviewed by the CODM due to the immateriality of the business in terms of revenue and expenses;

The Group reevaluated its segments and concluded that it has two operating and reportable segments in 2012, namely Renren and Nuomi. The segment information for year 2011 was retrospectively revised to reflect such changes as follows:

	Years ended December 31, 2011
	Renren	Nuomi	Total

Net revenues	$111,510	$6,457	$117,967
Cost of revenues	(25,611)	(622)	(26,233)
Operating expenses	(91,761)	(30,165)	(121,926)
Operating loss	(5,862)	(24,330)	(30,192)
Net income (loss)	$65,328	$(24,324)	$41,004
Total Assets	$1,259,171	$18,837	$1,278,008

	Years ended December 31, 2012
	Renren	Nuomi	Total

Net revenues	$159,635	$16,451	$176,086
Cost of revenues	(65,090)	(1,529)	(66,619)
Operating expenses	(158,948)	(42,242)	(201,190)
Operating loss	(64,403)	(27,320)	(91,723)
Net loss	$(47,758)	$(27,295)	$(75,053)
Total Assets	$1,177,942	$23,871	$1,201,813

Substantially all of the Company’s revenue for the years ended December 31, 2010, 2011 and 2012 was generated from the PRC.

As of December 31, 2011 and 2012, respectively, substantially all of long-lived assets of the Group are located in the PRC.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

26.                               EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the years ended:

	Years ended December 31,
	2010	2011	2012

Net income (loss):
Income (loss) from continuing operations	$(61,195)	$41,004	$(75,053)
Income (loss) on discontinued operations, net of income taxes	(2,960)	—	—
Net income (loss)	(64,155)	41,004	(75,053)
Add: net loss attributable to noncontrolling interest	—	252	27
Net income (loss) attributable to Renren Inc. shareholders before allocation to participating securities	(64,155)	41,256	(75,026)

Less: Net income (loss) allocated to participating securities (i)
Excess of repurchase consideration paid over carrying value of Series A preferred share (ii)	(6,800)	—	—
Net income attributable to Series A preferred share holder for computing basic net income per ordinary share	(6,800)	—	—

Excess of repurchase consideration paid over carrying value of Series B preferred share (ii):	(5,424)	—	—
Net income attributable to Series B preferred share holder for computing basic net income per ordinary share	(5,424)	—	—
Net income (loss) allocated for computing net income (loss) per ordinary shares
- continuing operations	(73,419)	41,004	(75,053)
- discontinued operations	(2,960)	—	—
Net loss attributable to the noncontrolling interest, net of income taxes	—	252	27
Net loss attributable to Renren Inc. shareholders	$(76,379)	$41,256	$(75,026)

Weighted average number of ordinary shares outstanding used in computing net income (loss) per ordinary share-basic	244,613,530	850,670,583	1,151,659,545
Incremental weighted average ordinary shares from assumed exercise of stock options using the treasury stock method	—	50,669,798	—
Weighted average ordinary shares outstanding used in computing diluted earnings per share	—	50,669,798	—
Weighted average number of ordinary shares outstanding used in computing net income (loss) per ordinary share-diluted (iii)	244,613,530	901,340,381	1,151,659,545

Net loss per ordinary share attributable to Renren Inc. shareholders - basic:
Income (loss) from continuing operations	$(0.30)	$0.05	$(0.07)
Loss on discontinued operations	(0.01)	—	—

Net loss per ordinary share attributable to Renren Inc. shareholders - basic:	$(0.31)	$0.05	$(0.07)

Net loss per ordinary share attributable to Renren Inc. shareholders - diluted:
Income (loss) from continuing operations	$(0.30)	$0.05	$(0.07)
Income (loss) on discontinued operations	(0.01)	—	—

Net loss per ordinary share attributable to Renren Inc. shareholders - diluted:	$(0.31)	$0.05	$(0.07)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

(ii)                                  The Company repurchased certain Series A, B and C preferred shares in year 2009 and 2010, respectively.  The excesses of the cash consideration paid by the Company to redeem such preferred shares over the carrying amount of the preferred shares as of the redemption dates were subtracted from the net income (loss) to arrive at the net income (loss) allocated for computing net income (loss) for ordinary shares for continuing operations.

(iii)                               The Series A shares, Series B shares, Series C shares, Series D shares and Series D warrants outstanding during 2010 could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income (loss) per share for the years ended December 31, 2010 because their effect would be anti-dilutive.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

27.                               COMMITMENTS

(a)                                 Operating lease as lessee

The Group leases its facilities and offices under non-cancelable operating lease agreements.  In addition, the Group pays telecommunications carriers and other service providers for telecommunications services and for hosting its servers at their internet data centers under non-cancelable agreements, which are treated as operating leases.  These leases expire through 2017 and are renewable upon negotiation.  Rental expenses under operating leases for 2010, 2011 and 2012 were, $13,527, $17, 374, and $35,710, respectively.

Future minimum lease payments under such non-cancellable leases as of December 31, 2012 are as follows:

2013	$29,389
2014	10,144
2015	8,296
2016	760
2017 and thereafter	—
Total	$48,589

(b)                                 Capital commitments

As of December 31, 2012, capital commitments for purchase of office property and equipments were $17,370 which will be due in 2013.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

28.                               CONTINGENCY - continued

(ii)                                  As the social commerce business in China remains at an early stage of development, currently there are no PRC laws or regulations specifically governing the social commerce business in China. In particular, currently there is no PRC law or regulation specifically addressing the business tax obligations associated to social commerce services. The Group believes it is appropriate and reports revenue for business tax purposes to the relevant government authority in the same manner as the revenues are recognized from an accounting perspective, i.e. on a net basis as set out in Note 2. However, if the relevant government authority were to determine that business tax should be paid on the gross amount of sales relating to the social commerce services, this would result in an increase of approximately $6,957 and $10,196 of additional liability for business tax and a consequent reduction in net income for the year 2011 and 2012, respectively. In addition, the PRC tax authorities may impose late payment fees and other penalties on the Group for any unpaid business taxes. However, the Group does not believe that the payment of such additional liabilities is probable.

29.                               EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The Group accrues for these benefits based on certain percentages of the employees’ salaries.  The total provisions for such employee benefits were $6,078, $10,676 and $21,724 for the years ended December 31, 2010, 2011 and 2012, respectively.

30.                               STATUTORY RESERVES

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

The appropriation to the enterprise expansion reserves by the Group’s PRC (mainland) subsidiaries were $nil, $912 and $3,205 for the years ended December 31, 2010, 2011 and 2012.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of US dollars, except share data and per share data, or otherwise noted)

31.                               RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the WFOEs and VIE from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. The balance of restricted net assets was $84,036 and $154,353, of which $19,695 and $27,097 was attributed to the paid in capital and statutory reserves of the VIEs and $64,341  and $127,256 was attributed to the paid in capital and statutory reserves of the WFOEs, as of December 31, 2011 and 2012, respectively. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions. As of December 31, 2011 and December 31, 2012, the aggregate amounts of net assets of the relevant subsidiaries and VIEs in the Group free of restriction from distribution was $30,546 and $94,862.

32.                               SUBSEQUENT EVENTS

On December 21, 2012, the board of directors of the Company approved a share repurchase plan to authorize the Company to repurchase its ADS from the open market. The Company subsequently repurchased  a total 2,703,921 ADS with a total cash consideration of $7,745 up to April 23, 2013. In addition, the Company also prepaid $3,642 to Morgan Stanley to repurchase 1,269,840 ADSs, which equal to total consideration for repurchase of ordinary shares at the exercise price less premium for the call options up to April 2013.

On February 1, 2013, the Company made an additional investment in JMOOP with a total cash consideration of $20,000.

In February 2013, the Company sold 1,257,264 ADS it held in a listed company for total net proceeds of $22,378.

In March 2013, the Company granted 168,000 restricted shares to its employees and granted 9,867,000 share options to its executive officers and employees with the exercise price of $0.983 per share, where 25% of the options and restricted shares will be vested on March 22, 2014 and 1/36 of the remaining 75% will be vested at each calendar month subsequent to the first anniversary of the vesting commencement date through the end of the fourth year. The Group is in the process of determining the fair value of the options on the grant date.

On April 1, 2013, Link224 Inc. granted 11,630,000 share options under its 2013 share incentive plan to its executive officers, non-executive directors and employees with the exercise price of $0.01 per share, where 25% of the options will be vested on December 31, 2013 and 1/36 of the remaining 75% will be vested on the last day of each calendar month subsequent to January 1, 2014. The Group is in the process of determining the fair value of the options on the grant date.