Form 20-F
period 2013-12-31
Renren Inc.
filed 2014-04-29
CIK 1509223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2013.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

For the transition period from to

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number: 001-35147

Renren Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

1/F, North Wing 18 Jiuxianqiao Middle Road Chaoyang District, Beijing 100016 People’s Republic of China
(Address of principal executive offices)

Hui Huang, Chief Financial Officer Telephone: +86 (10) 8448-1818 Email: ir@renren-inc.com 1/F, North Wing 18 Jiuxianqiao Middle Road Chaoyang District, Beijing 100016 People’s Republic of China
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

As of December 31, 2013, 790,273,372 Class A ordinary shares, par value US$0.001 per share and 305,388,450 Class B ordinary shares, par value US$0.001 per share were outstanding.

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

i

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

•                  “Monthly unique log-in users” refers to the number of different user accounts from which Renren Mobile App or renren.com has been logged onto during a given month.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.0537 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

•                  the expected growth of the SNS, online games, online video and online advertising businesses in China;

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

•                  competition in our industry in China;

•                  the performance of our strategic and financial investments; and

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

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

A.                                    Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2009 and 2010 and our selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011, except for the impact of the retrospective adjustments as we ceased to control nuomi.com, our social commerce business, on October 26, 2013 and thereby classified it as a discontinued operation, have been derived from our audited consolidated financial statements not included in this annual report. These financial data reflect primarily the retrospective adjustment as a result of our deconsolidation of subsidiaries, primarily due to the dilution of our equity interest in nuomi.com social commerce services in October 2013 to become non-controlling.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5—Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Due to the retrospective adjustments, our results of operations for the years ended December 31, 2010, 2011 and 2012 and financial positions as of December 31, 2010, 2011 and 2012 are not directly comparable to the prior reporting periods.

Our historical results do not necessarily indicate results expected for any future periods.

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of US$, except for share, per share and per ADS data)
Summary Consolidated Statement of Operations Data:
Net revenues	$46,684	$75,328	$111,510	$159,635	$156,691
Cost of revenues	10,379	16,596	25,594	65,063	68,696
Gross profit	36,305	58,732	85,916	94,572	87,995
Operating expenses(1):
Selling and marketing	19,375	20,115	37,656	50,078	66,443
Research and development	12,937	22,949	37,427	73,647	80,530
General and administrative	6,510	7,400	15,523	35,032	50,999
Impairment of intangible assets	211	739	446	—	208
Restructuring cost	—	—	—	—	3,475
Total operating expenses	39,033	52,203	91,052	158,757	201,655
(Loss) income from operations	(2,728)	7,529	(5,136)	(64,185)	(113,660)
Other income	—	—	2,340	2,446	1,039
Change in fair value of warrants	(68,184)	(74,364)	—	—	—
Exchange gain (loss) on dual currency deposit/offshore bank accounts	1,673	3,781	7,753	(1,769)	1,476
Interest income	288	328	9,579	20,040	12,789
Realized gain on short-term investments	755	—	50,911	4,317	56,022
Gain on disposal of cost method investment	—	40	—	—	—
Impairment of short-term investments	—	—	—	—	(2,098)
Impairment of equity method investments	—	—	—	—	(23,025)
Impairment of cost method investment	—	—	(79)	—	—
(Loss) income before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(68,196)	(62,686)	65,368	(39,151)	(67,457)
Income tax benefit (expenses)	31	1,364	(640)	(920)	7,453
(Loss) income before earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(68,165)	(61,322)	64,728	(40,071)	(60,004)
Earnings (loss) in equity method investments, net of income taxes	(102)	—	1,320	(7,471)	20,317
(Loss) income from continuing operations	(68,267)	(61,322)	66,048	(47,542)	(39,687)
Loss from the operations of the discontinued operations, net of income taxes	(2,481)	(4,174)	(25,044)	(27,511)	(29,337)
Gain on disposal of discontinued operations, net of income taxes	633	1,341	—	—	—
Gain on deconsolidation of the subsidiaries	—	—	—	—	132,665
Gain (loss) from discontinued operations, net of income taxes	(1,848)	(2,833)	(25,044)	(27,511)	103,328
Net income (loss)	(70,115)	(64,155)	41,004	(75,053)	63,641
Net loss attributable to the noncontrolling interest	—	—	252	27	92
Net (loss) income from continuing operations attributable to Renren Inc.	(68,267)	(61,322)	66,300	(47,515)	(39,595)
Net income (loss) from discontinued operations attributable to Renren Inc.	(1,848)	(2,833)	(25,044)	(27,511)	103,328
Net income (loss) attributable to Renren Inc.	$(70,115)	$(64,155)	$41,256	$(75,026)	$63,733
Net income (loss) per share:
Net income (loss) per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.34)	$(0.30)	$0.08	$(0.04)	$(0.03)
Diluted	$(0.34)	$(0.30)	$0.07	$(0.04)	$(0.03)
Net income (loss) per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	$(0.01)	$(0.01)	$(0.03)	$(0.02)	$0.09
Diluted	$(0.01)	$(0.01)	$(0.03)	$(0.02)	$0.09
Net income (loss) per share attributable to Renren Inc. shareholders:
Basic	$(0.35)	$(0.31)	$0.05	$(0.07)	$0.06
Diluted	$(0.35)	$(0.31)	$0.05	$(0.07)	$0.06
Net income (loss) attributable to Renren Inc. shareholders per ADS(2):
Basic	$(1.03)	$(0.94)	$0.15	$(0.20)	$0.17
Diluted	$(1.03)	$(0.94)	$0.14	$(0.20)	$0.17
Weighted average number of shares used in calculating net income (loss) per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	250,730,367	244,613,530	850,670,583	1,151,659,545	1,118,091,879
Diluted	250,730,367	244,613,530	901,340,381	1,151,659,545	1,118,091,879
Weighted average number of shares used in calculating net income (loss) per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	250,730,367	244,613,530	850,670,583	1,151,659,545	1,118,091,879
Diluted	250,730,367	244,613,530	901,340,381	1,151,659,545	1,130,739,922

(1)         Including share-based compensation expenses as set forth below:

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of US$)
Allocation of Share-based Compensation Expenses:
Cost of revenues	$—	$—	$—	$—	$184
Selling and marketing	78	121	414	524	328
Research and development	232	572	1,628	1,580	982
General and administrative	1,946	2,105	3,227	8,511	13,995
	2,256	2,798	5,269	10,615	15,489
Loss from the operations of the discontinued operations	—	—	254	282	649
Total share-based compensation expenses	$2,256	$2,798	$5,523	$10,897	$16,138

(2)         Each ADS represents three Class A ordinary shares.

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands of US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$90,376	$136,063	$284,643	$207,438	$154,308
Term deposits	—	—	702,680	550,000	492,699
Short-term investments	36,369	62,318	53,393	147,045	301,995
Accounts receivable, net	14,362	12,815	14,911	18,402	15,958
Total current assets	147,409	437,519	1,116,970	952,734	1,122,587
Total assets	179,122	456,474	1,278,008	1,201,813	1,385,686
Warrants—liability	21,481	—	—	—	—
Total current liabilities	40,769	25,391	60,487	90,119	115,262
Total liabilities	41,706	25,907	67,463	96,683	115,418
Series C convertible redeemable preferred shares	28,520	28,520	—	—	—
Series D convertible redeemable preferred shares	193,398	571,439	—	—	—
Total equity (deficit)	$(84,502)	$(169,392)	$1,210,545	$1,105,130	$1,270,268

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business and Industry

If we fail to continually anticipate user preferences and provide attractive services and applications, we may not be able to increase the size and level of engagement of our user base.

The success of our business depends on our ability to grow our user base and keep our users highly engaged. In order to attract and retain users, we must continue to innovate and introduce services and applications that our users find enjoyable. If we fail to anticipate and meet the needs of our users, the size and engagement level of our user base may decrease. Furthermore, because of the viral nature of social networking and social messaging, users may switch to our competitors’ services more quickly than in other online sectors, despite the fact that it would be time-consuming for them to restart the process of establishing connections with friends and post photos and other content via one of our competitor’s services. A decrease in the number of our users would render our services less attractive to users and advertisers and may decrease our revenues, which may have a material and adverse effect on our business, financial condition and results of operations.

In addition, since a substantial number of users of our new services and products over the years had already been users of renren.com and Renren Mobile App, the two components of our SNS platform, we believe the new services we may pursue will depend upon our ability to maintain and increase the user base for our SNS platform, the level of user engagement on our platform and the stickiness of our platform. If we are unable to maintain or increase the size and level of engagement of our user base for our SNS platform, the performance of our new services may be materially and adversely affected.

We face significant competition in almost every aspect of our business. If we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.

We face significant competition in almost every aspect of our business. In our social networking business, we compete with companies and services such as Tencent’s WeChat, QQ mobile, and Q-zone, SINA’s Weibo, and Momo. In our online games business, we primarily compete with companies such as Tencent, Qihu360 and Kunlun. In our online video business, we compete against companies that enable users to upload, view and share video content, such as Youku Tudou, Sohu Video, iQiyi.com and Tencent Video, as well companies which provide online entertainment services, such as YY Inc. and 9158.com. We have also began to enter China’s professional SNS sector, in which we compete with large players such as LinkedIn, existing players like Ushi, plus traditional job board companies migrating into the professional SNS market such as 51job. Competition with these services in the mobile landscape is as intense as with their PC counterparts, if not more so. We also compete for online advertising revenues with other websites that sell online advertising services in China.

Some of our competitors have significantly larger user bases and more established brand names and may be able to effectively leverage their user bases and brand names to provide integrated internet communication, online games, social networking and other products and services available over the internet via PCs and mobile devices and increase their respective market shares. We may also face potential competition from global social networking service providers that seek to enter the China market. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do, and in turn may have an advantage in attracting and retaining users and advertisers. If we are not able to effectively compete, our user base and level of user engagement may decrease, which could make us less attractive to advertisers and materially and adversely affect our ability to maintain and increase revenues from online advertising, and which may also reduce the number of paying users that purchase our internet value-added services, or IVAS. Similarly, we may be required to spend additional resources to further increase our brand recognition and promote our services in order to compete effectively, especially with respect to marketing other new services to capture market share, which could adversely affect our profitability.

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

An important element of our strategy is to continue to expand our mobile internet services. We have made significant efforts in recent years to develop new mobile applications to capture a greater share of the growing number of users that access social networking, online games and other internet services through smart phones and other mobile devices. For example, the mobile percentage of our monthly total user time spent on renren.com was 54.1%, 69.1% and 79.2% in December 2011, 2012 and 2013, respectively, and the number of our monthly unique mobile users who accessed Renren SNS services increased from 14.4 million in December 2011 to 17.8 million in December 2012 but then decreased to 14.7 million in December 2013 due to increasing competition. If we are unable to attract and retain a substantial number of mobile device users, or if we are slower than our competitors in developing attractive services that are adapted for such devices, we may fail to capture a significant share of an increasingly important portion of the market for our services or lose existing users, either of which may have a material adverse effect on our business, financial condition and results of operations.

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

We rely on our online games business for a substantial percentage of our revenues. Net revenues from our online games business accounted for 37.6%, 56.1% and 54.5% of our total net revenues in 2011, 2012 and 2013, respectively. Going forward, we expect that revenues from the online games business will continue to be a substantial percentage of our total net revenues. Reliance on the online games business subjects us to a number of risks:

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

•                  We are dependent on hit titles as a large percentage of our online game revenues. For example, in 2012, our top five games contributed 68% of our online games revenues, which comprised 35% of our total revenues for 2012. In 2013, our top five games contributed 69% of our online games revenues, which comprised 38% of our total revenues for 2013. Online games have a finite commercial lifespan and tend to become less popular after a few years. Furthermore, we are shifting most of our focus onto mobile games, and mobile games typically have shorter life spans than PC games. If our hit titles start to decrease in popularity and we do not have follow-up hit titles in our pipeline, our revenues may be negatively affected.

•                  While we have been operating in the online games business since 2007, including PC-only plus cross-platform PC and mobile games, our shift to focus primarily on mobile and cross-platform games and develop new gaming genres puts us in a very competitive sector that involves many inherent risks. There can be no assurance that our strategy of providing mobile games and cross-platform games will be successful.

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

Growth of the online video industry in China is affected by numerous factors, such as users’ general online video experience, technological innovations, development of internet and internet-based services, regulatory changes, especially regulations affecting copyrights, and the macroeconomic environment. If the online video industry in China does not grow as quickly as expected or if 56.com fails to benefit from such growth, user traffic on 56.com may decrease and its business and prospects may be adversely affected. Further, to date, 56.com, like many online video service providers in China, has not been profitable, and there is no assurance that it will be profitable in the future. China’s online video industry is currently undergoing a consolidation phase in which large and well capitalized players are aggressively investing to gain market share. We suspect this will continue for some time and hence possibly further delay the profitability of 56.com.

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

Failure to address these uncertainties and risks could have a material adverse effect on our liquidity, financial condition and results of operations. In addition, we may from time to time attempt to achieve our objectives of enhancing our user experience, broadening the appeal of our platform and increasing the number of our users by establishing strategic alliances with various third parties, including through our Renren Connect and Renren Open Platform programs. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business and results of operations.

The business opportunities for social networking, social messaging, online games, online video and other internet services in China are continually evolving and may not grow as quickly as expected, in ways that are consistent with other markets, or at all.

Our business and prospects depend on the continual development of emerging internet business models in China, including those for social networking, social messaging, online games and online videos. Our main internet services have distinct business models which may differ from models for these businesses in other markets, such as the United States, and that are in varying stages of development and monetization. We cannot assure you that the industries in which we operate in China will continue to grow as rapidly as they have in the past, in ways that are consistent with other markets, or at all. With the development of technology, new internet services may emerge which may render our existing service offerings less attractive to users. The growth and development of the social networking, social messaging, online game and online video industries is affected by numerous factors, such as the macroeconomic environment, regulatory changes, technological innovations, development of internet and internet-based services, users’ general online experience, cultural influences and changes in tastes and preferences. If these internet industries do not grow as quickly as expected or at all, or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be adversely affected.

If we fail to keep up with the technological developments and users’ changing requirements, our business and prospects may be materially and adversely affected.

The social networking, social messaging, online game and online video industries are subject to rapid and continual changes in technology, user preferences, such as the movement of our user base from personal computers to mobile devices, the nature of services offered and business models. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from technological developments. If we do not adapt our services to such changes in an effective and timely manner, we may suffer from decreased user traffic, which may result in a reduced number of advertisers for our online advertising services or a decrease in their advertising spending. In addition, if we adopt new technologies which turn out to be less proven, and user experience suffers as a result, our users may use our platform less often. Furthermore, changes in technologies may require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We may not successfully execute our business strategies due to a variety of reasons such as technical hurdles, misunderstanding or erroneous prediction of market demand or lack of necessary resources. Failure in keeping up with technological developments may result in our platform being less attractive, which in turn may materially and adversely affect our business and prospects.

We have experienced net losses in the past, and you should consider our prospects in light of the risks and uncertainties fast-growing companies in evolving industries with limited operating histories, such as ours, may be exposed to or encounter.

We had an income from continuing operations of US$66.0 million, a loss from continuing operations of US$47.5 million and a loss from continuing operations of US$39.7 million in 2011, 2012 and 2013, respectively. Our income from continuing operations in 2011 was due in part to a one-time gain of US$50.9 million from the sale of eLong ADSs, and income from continuing operations in 2011 also reflected the aggregate impact of non-cash items relating to share-based compensation, amortization of intangible assets and impairment of intangible assets of US$8.7 million. Our net loss from continuing operations in 2012 was primarily due to substantial investments in research and development, particularly those related to mobile initiatives, as well as investment in our video sharing business 56.com, which we acquired in October 2011, and loss in equity method investments, net of income taxes, due to investments we made in 2011 and 2012. Our net loss from continuing operations in 2013 was mainly due to increased investment in our business operations, particularly mobile-related initiatives and our online video business, impairment of our investments in equity method investments of US$23.0 million, and offset partly by realized gain of US$56.0 million from the sale of short-term investments. We expect that for the foreseeable future, investments in mobile initiatives and 56.com will continue to constitute significant expenses decreasing our income or increasing our loss from continuing operations.

In addition to the foregoing, our results of operations for the past three years were affected by costs and expenses required to build, operate and expand our SNS platform, grow our user base, promote our Renren brand, develop our own products and services, license third-party products and applications, and make other strategic investments. We expect that we will continue to incur significant research and development, marketing and other costs to launch new services and grow our user and advertiser bases. In particular, our plan to continue focusing our strategy on mobile opportunities, with increasing effort to experiment with different monetization models, including mobile games and mobile advertising, will result in significant costs and expenses, and the profitability of this strategy has yet to be proven.

Our ability to achieve profitability is affected by various factors, some of which are beyond our control. For example, revenues from, and the profitability of, our online games business depend on our ability to internally develop games that are attractive to our user base or license them from third parties. In addition, our revenues and profitability depend on the continuous development of the online advertising industry in China and advertisers’ allocation of more of their budgets to SNS and online video websites. We cannot assure you that online advertising will become more widely accepted in China or that advertisers will increase their spending on SNS or online video websites. Aside from mobile games, we currently only have limited number of monetization models for mobile users. We have recently begun testing and selling mobile advertising, but it is at a very early stage and remains relatively small. We may incur net losses in the future and you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies, and companies following the migration of their users from PC to mobile, in evolving industries such as the SNS, online games and online video industries in China.

We rely on online advertising for a sizeable proportion of our revenues. If the online advertising industry in China or advertisers’ willingness to advertise on our SNS platform grow slower than expected or declines, our revenues, profitability and prospects may be materially and adversely affected.

In 2011, 2012 and 2013, online advertising accounted for 53.4%, 33.5% and 32.0%, respectively, of our total net revenues. Consequently, our profitability and prospects depend in part on the continuous development of the online advertising industry and are impacted by the amount of our advertising clients’ budgets which are devoted to advertising on social networking services in China. Advertising on social networking services is a fairly new marketing channel in China, and those companies which are willing to begin advertising online may decide to utilize more established methods or channels for online advertising, such as the more established Chinese internet portals or search engines. As social network users in China continue to spend the majority of their time on mobile, the pace at which advertisers adopt SNS mobile advertising solutions will also largely impact the success of our business. We believe the reduction in our advertising revenue in 2013 was due in part to the intensified competition for users across China’s SNS landscape, our major competitors increasing market share, the increase of our user time shifting to mobile, which we did not begin to monetize until late 2013, and the increasingly competitive landscape for online advertising revenue among the major websites in China offering SNS online video and other mobile communication services. Further, we may be unable to respond adequately to changing trends in online advertising or advertiser demands or preferences, technological innovation and improvements in the measurement of user traffic and online advertising, and technological developments more generally. In this regard, the migration of our user traffic from PC to mobile, which ramped up in 2012 and further increased in 2013, has had an adverse impact on our online advertising revenues, as advertisers have, to date, spent considerably less money advertising on mobile devices. If the online advertising market size, particularly the mobile advertising market, does not increase from current levels, we are unable to successfully compete and capture a sufficient share of that market or we are unable to generate meaningful advertising revenues from mobile devices, our ability to maintain or increase our current level of online advertising revenues, and our profitability and prospects could be materially and adversely affected.

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

If we fail to maintain and enhance our Renren, 56.com, Jingwei and other brands, or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our Renren, 56.com, Jingwei and other brands is of significant importance to the success of our business. Well-recognized brands are critical to increasing the number and the level of engagement of our users and, in turn, enhancing our attractiveness to advertisers. Since we operate in a highly competitive market, maintaining and enhancing our brands directly affects our ability to maintain our market position.

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

We have experienced rapid growth in our business in recent years. The number of our activated users on renren.com increased from approximately 147 million as of December 31, 2011 to approximately 206 million as of December 31, 2013, and our monthly unique log-in users on renren.com and Renren Mobile increased from approximately 38 million in December 2011 to approximately 45 million in December 2013. Excluding our Nuomi business, which we ceased to control on October 26, 2013, and which we disposed of entirely on February 28, 2014, the number of our employees grew rapidly from 2,456 as of December 31, 2011 to 3,211 as of December 31, 2012, but then decreased to 2,442 as of December 31, 2013. Further, the portfolio of services we offer has expanded from real name social networking services, which has historically been the core of our company’s business, to online games, online video services and other new initiatives. In addition, in recent years, we have developed and launched versions of these services for mobile devices, and we currently offer them on both PCs and mobile devices.

We expect to continue to grow our user base and our business operations, including launching new services and mobile applications. Our rapid expansion may expose us to new challenges and risks. To manage the further expansion of our business and the expected growth of our operations and the number of our research and development, sales and other personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and controls. We also need to train, manage and motivate our growing employee base. In addition, we need to maintain and expand our relationships with advertisers, advertising agencies, third-party developers of online games and applications offered on our platform and other third parties. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations, that our new service lines or mobile applications will experience the synergies we expect, or that we will be able to successfully monetize the mobile versions of our services. Furthermore, expansions into new services may present operating and marketing challenges that are different from those that we currently encounter. If we fail to manage our expansions effectively, our business, results of operations and prospects may be materially and adversely affected.

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

Failure to identify and prevent illegal or inappropriate content from being displayed on or through our websites for internet users or mobile users may subject us to liability or reduce our revenues. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a website operator. To the extent that PRC regulatory authorities find any content displayed on or through our websites objectionable, they may require us to limit or eliminate the dissemination or availability of such content on our websites in the form of take-down orders or otherwise. Such regulatory authorities may also impose penalties on us based on content displayed or made available through our websites in cases of material violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations, which would materially and adversely affect our business, results of operations and reputation. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being uploaded or made available by an increasing number of users and third-party partners and developers.

Concerns about collection and use of personal data could damage our reputation and deter current and potential users from using our services.

As of December 31, 2013, our platform had accumulated a total of approximately 6.2 billion photos and 42 billion comments or reviews. Under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information can be shared may adversely affect our ability to share certain data with advertisers, which may limit certain methods of targeted advertising. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower user traffic on our platform. A significant reduction in user traffic could lead to lower advertising revenues or lower IVAS revenues, which could have a material adverse effect on our business, financial condition and results of operations.

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

Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry and may occur on our systems in the future. For example, in December 2011, through hacking a third party CDN provider, a computer hacker was able to access the data of over six million internet users from a number of major internet websites in China, including our website. We responded to this incident by notifying our users of the incident and advising them to change their log-in details. Because the techniques used by hackers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to retain existing users and attract new users. Our business could be subject to significant disruption and our results of operations may be affected.

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

Our performance and future success also depend on our ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in the SNS, online games and online video industries for qualified employees, including technical personnel capable of designing mobile and cross-platform services and products, is intense, and if competition in these industries further intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively or at all.

The performance of our investments, which include currency deposits, equity interests in companies that are not our affiliates and derivative financial instruments, could materially affect our financial condition and results of operations.

Historically, we have held large cash balances in currencies other than U.S. dollars, mainly Renminbi and Japanese Yen, for our business operations and treasury purposes. We also held dual currency deposits in U.S. dollars and Japanese Yen. Fluctuations in exchange rates and changes in the investment environment can affect market prices and the income from our deposits and other investments, and we could suffer substantial losses as a result of these deposits and other investments, which may materially affect our financial condition and results of operations. For a detailed discussion of our exposure to fluctuations in the value of the Renminbi against the U.S. dollar, see “—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment” and for a discussion of our foreign exchange risk in general, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

We also hold marketable securities, including a variety of equity and debt investments in corporations that we do not control, as well as derivative financial instruments, including interest rate swaptions. If these investments perform poorly, we may suffer substantial losses, which could materially affect our financial condition and results of operations.

We have granted, and may continue to grant, share options and restricted shares under our equity incentive plans, which may result in increased share-based compensation expenses.

We have adopted four equity incentive plans, on February 27, 2006, January 31, 2008, October 15, 2009 and April 14, 2011 for Renren Inc. and one equity incentive plan on April 1, 2013 for Link224 Inc. The Link224 Inc. plan is specifically for employees in our Games segment. As of February 28, 2014, options to purchase a total of 58,058,834 ordinary shares of Renren Inc. and 8,571,291 ordinary shares of Link224 Inc. were outstanding. For the years ended December 31, 2011, 2012 and 2013, we recorded US$5.5 million, US$10.9 million and US$16.1 million, respectively, in share-based compensation expenses. As of December 31, 2013, we had US$39.0 million of unrecognized share-based compensation expenses relating to share options, which are expected to be recognized over a weighted average vesting period of 2.82 years, and had US$1.8 million of unrecognized share-based compensation expenses relating to non-vested restricted shares, which are expected to be recognized over a weighted average vesting period of 2.10 years. We believe the granting of share options and restricted shares is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share options and restricted shares to key personnel and employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

•                  geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics; and

•                  decreases in earnings from, or impairment of, our equity method investments.

•                  decreases in market value of, or impairment of, our marketable securities.

Our operating results tend to be seasonal and fluctuating. For instance, we typically have lower online advertising revenues during the first quarter of each year primarily due to the Chinese New Year holidays in that quarter, and we experienced a decline in our online advertising revenues in the fourth quarter of 2010, 2011, 2012 and 2013. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our customers.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud maybe adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

During the process of preparing our consolidated financial statements for the year ended December 31, 2012, a significant deficiency was identified related to the preparation and disclosure of segment reporting information. We have taken actions to remediate it and we concluded that, as of December 31, 2013, this significant deficiency had been remediated.

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

As of March 31, 2014, our consolidated affiliated entities leased properties in China covering a total floor area of approximately 32,793 square meters, primarily for use as offices. All such properties are leased from independent third parties. In respect of approximately 868 square meters of these properties, the lessors either do not have or have failed to provide proper title documents. In the event of a dispute related to the legal title of any of these properties, our consolidated affiliated entities could be compelled to vacate the properties on short notice and relocate to different facilities. As a result, the operations of our consolidated affiliated entities could be adversely affected if the aforementioned relocation(s) could not be completed efficiently and in a timely manner.

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

We conduct our operations in China principally through three sets of contractual arrangements. The first set of contractual arrangements is between our wholly owned PRC subsidiary, Qianxiang Shiji Technology Development (Beijing) Co., Ltd., or Qianxiang Shiji, and its consolidated affiliated entity, Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, and Qianxiang Tiancheng’s shareholders. Qianxiang Tiancheng’s wholly owned subsidiaries include Beijing Qianxiang Wangjing Technology Development Co., Ltd., or Qianxiang Wangjing, and Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., or Qianxiang Changda. Qianxiang Wangjing is the operator of our renren.com website and holds the licenses and permits necessary to conduct our SNS, online advertising and online games business in China. Qianxiang Changda is an online advertising company that holds the licenses and permits necessary to conduct our SNS services in China.

The second set of contractual arrangements is between our wholly owned PRC subsidiary, Beijing Wole Information Technology Co., Ltd., or Wole Technology, and Wole Technology’s consolidated affiliated entity, Guangzhou Qianjun Internet Technology Co., Ltd., or Qianjun Technology, and its shareholders. Qianjun Technology is the operator of our 56.com website and holds the licenses and permits necessary to conduct our online video services in China. Beijing Wole Shijie Information Technology Co., Ltd., or Wole Shijie, is a wholly owned subsidiary of Qianjun Technology and is the operator of our quanquan.net website.

The third set of contractual arrangements is between our wholly owned PRC subsidiary, Renren Games Network Technology Development (Shanghai) Co., Ltd., or Renren Network, and its consolidated affiliated entity, Shanghai Renren Games Technology Development Co., Ltd., or Renren Games, and Renren Games’s shareholders. Renren Games is the operator of our online games website and holds the licenses and permits necessary to conduct our online game services in China. Our contractual arrangements with Qianxiang Tiancheng, Qianjun Technology, Renren Games and their respective shareholders enable us to exercise effective control over Qianxiang Tiancheng, Qianjun Technology, Renren Games and their respective subsidiaries, and hence we treat Qianxiang Tiancheng, Qianjun Technology, Renren Games and their respective subsidiaries as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

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

•                  discontinue or restrict any related-party transactions between our subsidiaries, our consolidated affiliated entities and their subsidiaries;

•                  impose fines on us or impose additional conditions or requirements on us with which we may not be able to comply;

•                  require us to revise our ownership structure or restructure our operations; and

•                  restrict or prohibit our use of the proceeds of any additional public offering to finance our business and operations in China.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. If any of these penalties results in our inability to direct the activities of our consolidated affiliated entities and the subsidiaries that most significantly impact their economic performance, or results in our failure to receive the economic benefits from our consolidated affiliated entities and their subsidiaries, we may not be able to consolidate the consolidated affiliated entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In the fiscal years ended December 31, 2011, 2012 and 2013, our consolidated affiliated entities and their subsidiaries contributed in the aggregate 99.5%, 99.2% and 97.2%, respectively, of our consolidated net revenues.

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

The shareholders of our consolidated affiliated entities include Ms. Jing Yang and Mr. James Jian Liu, who are the shareholders of Qianxiang Tiancheng, Mr. James Jian Liu and Ms. Hui Huang, who are the shareholders of Qianjun Technology, and Mr. Chuan He and Mr. James Jian Liu, who are the shareholders of Renren Games. Ms. Yang is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer. Mr. Liu is our executive director and chief operating officer. Ms. Huang is the chief financial officer of our company.

Conflicts of interest may arise between the dual roles of Mr. Liu, Ms. Huang, Ms. Zhou and Mr. He as officers or employees of our company and as shareholders of our consolidated affiliated entities. Conflicts of interest may also arise between the interests of Ms. Yang as a shareholder of Qianxiang Tiancheng and as the wife of our founder and chief executive officer. Furthermore, if Ms. Yang experiences domestic conflict with Mr. Chen, she may have little or no incentive to act in the interest of our company, and she may not perform her obligations under the contractual arrangements she has entered into with Qianxiang Shiji.

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

Our real name social networking services, online games and online video businesses are subject to strict government regulations in the PRC. Under the current PRC regulatory scheme, a number of regulatory agencies, including the MIIT, the Ministry of Culture, the State Administration for Press, Publication, Radio, Film and Television and the State Council Information Office jointly regulate all major aspects of the internet industry, including the SNS, online game and online video industries. Operators must obtain various government approvals and licenses prior to the commencement of SNS, online game and online video operations, including an internet content provider license, or ICP license, an online culture operating permit, a value-added telecommunication services license, an internet publishing license and an internet audio/video program transmission license.

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

If the PRC government promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of SNS, online games, online video and/or other services we plan to launch, to the extent we may not be able to obtain these licenses, our results of operations may be materially and adversely affected. In addition, the PRC government may promulgate regulations restricting the types and content of advertisements that may be transmitted online, which could have a direct adverse impact on our business.

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

We issue virtual currency to game players for them to purchase various virtual items or time units to be used in our online games. We also issue virtual currency to users of 56.com to purchase virtual items to show support for the performers of our virtual stage services “Woxiu”. We have adjusted the content of our online games, but we cannot assure you that our adjustments will be sufficient to comply with the Virtual Currency Notice. Moreover, although we believe we do not offer online game and virtual stage virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. For example, certain virtual items we issue to users based on in-game milestones they achieve or time spent playing games are transferable and exchangeable for our virtual currency or the other virtual items we issue to users. If the PRC regulatory authorities deem such transfer or exchange to be a virtual currency transaction, then in addition to being deemed to be engaged in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under the Virtual Currency Notice. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business and results of operations.

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

•                  In 2013, the State Administration for Press, Publication, Radio, Film and Television (formed when the GAPP was combined with the SARFT in March 2013) released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, and also that online audio/video content service providers should not release any internet dramas or micro films that were produced with any entity lacking such permit. For internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as the producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and which content complies with the relevant content management rules. This notice also requires that online audio/video content, include internet drama and micro films, be filed with the relevant authorities before release.

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

Substantially all of our revenues and costs are denominated in RMB. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, issued on November 1, 2005. Since May 2007, SAFE has issued a series of guidance to its local branches to further clarify the SAFE registration process. These regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents by virtue of their establishment or their maintaining a controlling interest in our company, and may apply to any offshore acquisitions that we make in the future.

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

In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. This Stock Option Notice replaced the previous Stock Option Rules. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks, as were stipulated in the earlier Stock Option Rules. Under these rules, for PRC resident individuals who participate in stock incentive plans of overseas publicly listed companies, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by relevant laws and regulations, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such resident, an application with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or share option exercises as PRC residents may not directly use oversea funds to purchase shares or exercise share options. In addition, within three months after any substantial changes to any such stock incentive plan, including for example any changes due to merger or acquisition or changes to the domestic or overseas custodian agent, the domestic agent must update the registration with SAFE.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company, which is known as an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that either (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report this Indirect Transfer to the relevant tax authority of the PRC resident enterprise. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. We have submitted a filing in respect of an internal transfer of our equity interest in our subsidiary, Nuomi (HK) Technology Development Co. Limited. We cannot ascertain at this time if the potential tax liability we have booked for that transaction will be deemed sufficient.

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

The Enterprise Income Tax Law applies a uniform statutory income tax rate of 25% to enterprises in China. The Enterprise Income Tax Law and the implementation rules promulgated under it provide that “software enterprises” enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Renren Games has been qualified as a “software enterprise” by the Shanghai Municipal Commission of Science and Technology and, accordingly, was exempt from enterprise income tax rate in 2013, will be exempt in 2014, and will enjoy a tax reduction of 50% from 2015 to 2017.

Besides “software enterprise”, the Enterprise Income Tax Law and the implementation rules promulgated under it provide that “high-tech enterprise” enjoy an enterprise income tax rate of 15%. Qianjun Technology has been qualified as a “high-tech enterprise” by the Guangdong Provincial Department of Science and Technology, Department of Finance of Guangdong Province, Guangdong Provincial Office, SAT and Guangdong Local Taxation Bureau and will be subject to the preferential tax rate of 15% for 2013 and onward.There are uncertainties surrounding the interpretation and implementation of the Enterprise Income Tax Law and its implementation rules. We cannot assure you that the qualification of Renren Games as a “software enterprise” or Qianjun Technology as a “high-tech enterprise” by the relevant tax authority will not be challenged in the future by their supervising authorities and be repealed, or that there will not be future implementation rules that are inconsistent with current interpretation of the Enterprise Income Tax Law. If the tax benefits that Renren Games enjoys as a “software enterprise” and Qianjun Technology enjoys as a “high-tech enterprise” are revoked prior to expiration of their term, and we are otherwise unable to qualify these companies for other income tax exemptions or reductions, our effective income tax rate will be adversely affected. In addition, we may have to pay additional taxes to make up any previously unpaid tax. As a result, our results of operations could be materially and adversely affected. Our global income and the dividends that we may receive from our PRC subsidiaries, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.

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

Pursuant to the Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct substantially all of our operations in China through contractual arrangements between our wholly owned PRC subsidiaries and our consolidated affiliated entities. As long as our offshore holding companies are considered non-PRC resident enterprises, dividends that they respectively receive from our PRC subsidiaries may be subject to withholding tax at a rate of 10%. See “Item 4.B—Business Overview—Regulation—Regulations on Tax—Dividends Withholding Tax.”

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

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the United States Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the “big four” accounting firms (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the “big four” accounting firms should be barred from practicing before the SEC for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the initial decision and pending that review the effect of the Initial Decision is suspended. The SEC commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the United States federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NYSE on May 4, 2011, the closing prices of our ADSs have ranged from US$2.60 to US$18.01 per ADS, and the last reported trading price on April 25, 2014 was US$3.29 per ADS.

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

•                  conditions in the SNS, online game and online advertising industries or the internet industry in general;

•                  announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•                  additions to or departures of our senior management;

•                  fluctuations of exchange rates between the RMB and the U.S. dollar;

•                  sales or perceived potential sales of additional ordinary shares or ADSs; and

•                  negative news regarding SEC proceedings against China-based accounting firms.

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Broad market and industry fluctuations may adversely affect our operating performance. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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

We issued Class A ordinary shares represented by our ADSs in our initial public offering in May 2011. Mr. Joseph Chen, who is our founder, chairman and chief executive officer, and SB Pan Pacific Corporation are our only shareholders who hold Class B ordinary shares. Due to the disparate voting powers attached to the two classes of ordinary shares, Mr. Chen and SB Pan Pacific Corporation beneficially own approximately 47.1% and 42.4%, respectively, of the aggregate voting power of our company as of February 28, 2014 and have controlling power over matters requiring shareholder approval, subject to certain exceptions. As between Mr. Chen and SB Pan Pacific Corporation, the approvals of SB Pan Pacific Corporation are required for certain important matters relating to our company. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Voting Rights.” Consequently, these shareholders are able to significantly influence matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 28, 2014, not including options, we have 1,077,398,238 ordinary shares outstanding comprised of (i) 375,519,003 Class A ordinary shares represented by ADSs, which ADSs are freely transferable without restriction or additional registration under the Securities Act, (ii) 396,490,785 Class A ordinary shares not represented by ADSs, which are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, and (iii) 305,388,450 Class B ordinary shares which, following conversion to Class A ordinary shares by the holder of the Class B ordinary shares, are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

As of February 28, 2014, Mr. Joseph Chen, our founder, chairman and chief executive officer, beneficially owns approximately 13.0% of our outstanding Class A ordinary shares and approximately 55.8% of our outstanding Class B ordinary shares, representing in aggregate 47.1% of our total voting power, and SB Pan Pacific Corporation beneficially owns approximately 35% of our outstanding Class A ordinary shares and approximately 44.2% of our outstanding Class B ordinary shares, representing in aggregate 42.4% of our total voting power. As between Mr. Chen and SB Pan Pacific Corporation, the approvals of SB Pan Pacific Corporation are required for certain important matters relating to our company. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Voting Rights.” Consequently, these shareholders are able to significantly influence matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

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

We believe we were a PFIC for the taxable years ending December 31, 2011, December 31, 2012 and December 31, 2013. Our PFIC status for the current taxable year will not be determinable until after the close of the current taxable year. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because, as a public company, the value of our assets for this purpose is determined in part by reference to the market prices of our ADSs and outstanding ordinary shares, there can be no assurance that we will not be a PFIC for the current or any future taxable year.

If we are a PFIC for any taxable year in which you hold our ADSs or ordinary shares and you are a U.S. Holder (as defined in “Item 10.E—Additional Information—Taxation—Certain United States Federal Income Tax Considerations—General”), you generally will become subject to increased U.S. federal income tax liabilities and special U.S. federal income tax reporting requirements, unless you make a timely “mark-to-market” election to mitigate some of the applicable consequences. For more information on the U.S. federal income tax consequences to you that would result from our classification as a PFIC, see “Item 10.E Additional Information—Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Item 4.                                 Information on the Company

A.                                    History and Development of the Company

We began our operations in China in 2002 through Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, which has subsequently become one of our consolidated affiliated entities through the contractual arrangements described below. CIAC/ChinaInterActiveCorp, or CIAC, was incorporated in August 2005 in the Cayman Islands. CIAC wholly owns Qianxiang Shiji Technology Development (Beijing) Co., Ltd., or Qianxiang Shiji, a company established in Beijing and one of the subsidiaries through which we operate our business in China in reliance on a series of contractual arrangements.

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

In May 2011, we completed our initial public offering, wherein we issued and sold 50,863,711 ADSs, and certain selling shareholders sold 10,201,289 ADSs, at an initial offering price of US$14.00 per ADS. On May 4, 2011, we listed our ADSs on the New York Stock Exchange under the symbol “RENN.” In addition, concurrently with our initial public offering, we sold an aggregate of 23,571,426 Class A ordinary shares to certain unrelated third party investors in a private placement, at a price of US$4.67 per Class A ordinary share.

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

In October 2013, Baidu Holdings Limited, a subsidiary of Baidu, Inc., acquired approximately 59% of the equity interest of Nuomi Holdings Inc., or Nuomi, a wholly-owned subsidiary of ours and a leading provider of group-buying services in China. In January 2014, Baidu Holdings Limited entered into a share purchase agreement with us and Nuomi to acquire all of our remaining equity interest in Nuomi. This transaction was then completed on February 28, 2014.

Our principal executive offices are located at 1/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, the People’s Republic of China. Our telephone number at this address is +86 (10) 8448-1818. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 345-949-8066. We also have offices in over 50 cities in China, including Shanghai, Guangzhou and Wuhan. Our agent for service of process in the United States in connection with the registration statement on Form F-1 for our initial public offering in May 2011 is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.                                    Business Overview

Overview

Renren operates a leading real name social networking internet platform in China. We enable users to connect and communicate with each other, share information and user generated content, play online games, shop for deals, watch videos and enjoy a wide range of other features and services. Our primary services are:

•                  Renren SNS, which includes our main social networking website and mobile services as well as 56.com, our user-generated content focused video sharing website; and

•                  Renren Games, our online games business, available at wan.renren.com and on major mobile game distribution platforms, such as Apple’s Appstore;

Renren SNS

Renren, our main real name social networking website plus mobile service, is the foundation of our service offerings. Renren.com and Renren mobile enable users to communicate and stay connected with their friends, classmates, family members and co-workers. We began at university campuses, and we believe our users include a significant portion of current college students and recent college graduates in China. Our real name social networking community has diversified over the years to include white-collar professionals, university-bound high school students and other demographics. As of late, partly due to increased competition for the white collar demographic and their migrating to social messaging services, we have begun re-focusing on the younger demographic such as university students. We believe real name relationships, through which users share personal content and experiences, provide the basis for a deeper and more authentic sense of community, and hence create stronger and more enduring social graphs on the network. With approximately 80% of our traffic now coming from our mobile services, we have transformed from a PC-based social networking company to a mobile-oriented social networking services provider.

Since our inception, our user base has grown rapidly. As of December 31, 2011, 2012 and 2013, the cumulative total of our activated users was approximately 147 million, 178 million and 206 million, respectively. From January 2013 through December 2013, we added an average of approximately 2.1 million new activated users per month. In December 2011, December 2012 and December 2013, the number of our monthly unique log-in users was approximately 38 million, 56 million and 45 million, respectively. From January 2013 through December 2013, our unique log-in users spent a monthly average of approximately 7.7 hours on our platform, compared to an average of 7.6 hours in 2012.

Our SNS platform is accessible from internet-enabled devices, including PCs and mobile devices, so that users can access our platform anytime from anywhere they are connected to the internet. We offer versions of our sites and client applications that have been optimized for a range of mobile device operating systems, including for iOS, Android and Windows. Increasingly, our users are accessing and spending time on renren.com through mobile devices. For example, the mobile percentage of our monthly total user time spent on renren.com was 54.1%, 69.1% and 79.2% in December 2011, December 2012 and December 2013, respectively.

By providing content and applications that are attractive to Chinese internet users, we seek to strengthen our user base and increase user engagement and retention. For example, we have recently launched a communication feature that allows Renren mobile users to send text and voice messages and set up group chats with each other. We believe that as user preference continues to migrate towards mobile services, social messaging and chatting will become increasingly important on our platform. Another example is the voice feature on our SNS in which users can post voice statuses and exchange voice comments on friends’ statuses and photos. Our Renren Open Platform program, which is one of the first and largest open application programming interface programs in China, also enables users to access and enjoy a wide variety of third-party applications. We have also developed Renren Check-In for mobile devices, which enables our users to share their location information with friends. Our Renren Connect program allows our users to log on to over 3,000 Renren Connect partner websites using their Renren identity. Our Renren Desktop software, which can be downloaded by users, displays real time news feeds, notifications, reminders and other interactive content to users while they are logged on to our platform. However, the competition in the social messaging and mobile social networking space in China is intensifying, with mobile user habits increasingly migrating to more popular social messaging services.

In addition, from time to time, we develop and offer new services that we believe have synergies with our SNS platform. 56.com, which we acquired in October 2011, is a video service we provide to our users which allows them to upload, view and share user generated content videos and other content. For instance, we have released Jingwei, our business card reader and professional SNS on both mobile and PC. We believe professional networking and job placement services will be beneficial to our existing Renren user base and satisfy a growing demand among the demographic of university graduates.

One of the primary approaches for us to monetize our user base is online advertising services. We offer a broad range of advertising formats and solutions, such as social ads, display advertisements, top promoted news feeds, fan or brand page advertising, sponsored online events, campaigns and virtual gifts on both web and mobile platforms of renren.com and 56.com, which are described in more detail below. For social ads, display advertising, and top promoted news feed items, we have the capability to target and reach users meeting certain geographic and demographic criteria, such as educational background, life stage (for example, students or white collar workers), user interests and/or geographic location. We have developed mobile advertisement solutions which offer similar targeting capabilities, including location based recommendations.

•                  Mobile advertising—Our mobile advertising products include top banner placements, location-based services, app promotions and promoted news feeds through our mobile applications. Advertisers may pay for different types of advertising formats while targeting their advertisements by user interests, time period, and demographic and geographic criteria. We began selling mobile advertising to our brand advertisers in the fourth quarter of 2013 and are still currently in the early phases of expanding our mobile advertising business.

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

•                  Display advertisements—Our display advertisements are delivered alongside a web page primarily as graphical advertisements. Display advertisements can be targeted to certain users or can be displayed on a page at a certain time to all users viewing the page. Advertisers can pay for display advertising based on the time period that the advertisement is displayed, the number of ad impressions delivered or the number of clicks on their advertisement. An “ad impression” is delivered when an advertisement appears on a page and the page is viewed by a user.

•                  On-line video advertising—On 56.com, the primary advertising formats and solutions offered are pre-roll advertisements, post-roll advertisements, pause advertisements, among other formats. 56.com’s video library is comprised of user generated content, created by users such as video enthusiasts, performing artists and amateur groups. The rest of the video library is comprised of content created in-house by our 56.com production team and, to a lesser extent, purchased content produced by professionals.

•                  Top promoted news feeds—Our promoted news feeds display news, events and promotions regarding an advertiser or its brand to users, in various formats, including text and text plus graphic, which they can further share among their friends.

•                  Fan or brand page advertising—Advertisers can create a page within our platform that users may choose to join. The page builds an advertiser’s base of “fans,” and the advertiser can use the page and its fan base as a long-term community where the advertiser can regularly communicate with, educate and engage its target consumers by publishing content in diverse formats, promoting new products, and holding online events to continue to grow the fan base.

•                  Sponsored online events, campaigns and virtual gifts—We enable advertisers to sponsor a particular area on our website for online events or campaigns, and to sponsor virtual gifts.

The social attributes of our promoted news feeds, social ads and fan or brand pages allow advertisers to earn organic word-of-mouth impressions, clicks and engagement through users’ further sharing and spreading of information among their friends. While the growth of mobile advertising spending may be accelerating in mature markets such as the United States, China’s advertising market historically has taken longer to adopt trends and has yet to fully embrace mobile advertising. Nevertheless, we believe that mobile targeting will become more important as advertisers in China become more comfortable with mobile advertising and users continue to spend more time on our mobile services.

Our online advertising serves a broad base of advertisers, including leading international companies such as Yum and Coca-Cola, leading companies in China such as China Mobile and Snow Beer, and various small- and medium-sized enterprises. In 2011, 2012 and 2013, the number of our brand advertisers was 301, 277 and 294, respectively, and the average annual spending by our brand advertisers was approximately US$181,000, US$165,000 and US$145,000, respectively. Our advertisers operate in a variety of industries, including fast-moving consumer goods, information technology hardware, apparel and accessories, personal care products, automobile manufacturing and financial services. Our online advertising service team has direct contacts with our advertisers, the vast majority of whom purchase our online advertising services through third-party advertising agencies. As of December 31, 2013, we had 234 sales representatives and supporting personnel for online advertising services.

We also have an advertising division dedicated to servicing SME advertisers. We utilize our renren.com and 56.com platform to allow SME advertisers to select certain user information, such as city, gender, age, interest graph and university, for better targeting accuracy. SME advertising verticals typically consist of services relating to tutoring, wedding packages, personal electronics and on-line B2C services. In 2013, SME advertising represented approximately 13.6% of our total advertising revenue.

In addition to online advertising, we also monetize our user base through VIP memberships and virtual gifts on renren.com, and “Woxiu” on 56.com. VIP memberships provide users with additional features and benefits such as larger size limits on photo albums and email inboxes. Virtual gifts, such as cartoon images, flashes, birthday cards and gift cards containing our virtual currency, can be sent by users to friends. Some virtual gifts are free and others need to be purchased. Woxiu, which means “a show of your own” in Chinese, is a virtual stage we offer at 56.com where grassroots musicians and performers can live-stream their performances and share them with other viewers. Fans of the performing user can chat along with the performer and other live audience and purchase consumer virtual items from us to show support to the performers.

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

Cross-platform games are games that allow users to play the same game between PC and mobile devices seamlessly while also using the same account. Cross-platform games are optimized for both PC and mobile games so that user experience on both mediums remains high. Historically we have been mostly developing RPG genre games in web and cross-platform versions, mainly distributing our mobile game versions through Apple’s China appstore, or for iOS devices. In 2013, we began shifting more resources into mobile-only games and into other new gaming genres such as card collecting, casual games and advanced casual games. We also began developing games for the much larger but highly fragmented Android market as well. However, our game development pipeline became delayed for the majority of 2013, which had adverse impact on our gaming revenues. With smartphone and tablet penetration continuing to increase in China and globally, we will continue to devote effort on developing mobile and cross-platform games as well as licensing third-part games

We use a virtual item-based revenue model for our games, under which players can play games for free but are charged for optional purchases of virtual in-game items, such as items that improve the strength of game character, in-game accessories and pets. In most cases, users that wish to obtain such items immediately can do so by paying a fee.

Payment Methods and Systems

In October 2007, we launched “Renren Beans,” virtual currency that can be used to purchase any of our IVAS or other paid services and applications for users. In addition, 56.com also has its own “56 Beans”, the virtual currency for Woxiu. Users can acquire our virtual currency through:

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

Sales and Marketing

Advertising Sales

As is customary in China, we sell our online advertising services and solutions primarily through third-party advertising agencies that represent end-advertisers. We cultivate and strengthen our relationships with end-advertisers by sharing our understanding of the evolving social networking industry and related online advertising services and solutions. In addition, we also leverage advertising agencies’ existing client relationships and network resources to increase our sales and expand our advertiser base. We market our services and solutions through direct marketing, by hosting or attending public relations events such as trade marketing events, and through other marketing activities.

As of December 31, 2013, we had 234 sales representatives and supporting personnel for online advertising services. Our sales force for online advertising services is organized by industry and provides a broad range of services and solutions. In addition to building and maintaining customer relationships, our sales force assists advertisers in structuring advertising campaigns by analyzing the advertisers’ target audiences and marketing objectives.

Marketing and Brand Promotion

We believe brand recognition is important to our ability to attract users. We have engaged in both online and offline marketing activities to promote our Renren brand. To date, user recognition of our Renren brand has primarily grown virally, and we have built our Renren brand with modest marketing and brand promotion expenditures. Starting in the fourth quarter of 2013 we launched a new series of online and offline branding campaigns and may continue to expand on these promotions to solidify our brand among the young generation. The marketing expenses of these promotions are still relatively small when compared to those of our principal competitors. Since acquiring the rights to operate 56.com in October 2011, we have not had significant expenditures to promote the 56.com brand.

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

Seasonality

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our online advertising services. We generally generate less revenue from online advertising during national holidays in China, in particular during the first quarter of each year due to the slowdown of business during the Chinese New Year holiday season that lasts approximately two weeks. To a lesser extent, we also typically generate less revenues from online advertising during the fourth quarter of each year. This seasonality in revenues is due to the fact that a large concentration of our advertising customers are in the consumer sector, with many of them purchasing more of our advertising services in the spring and summer seasons due to the fact that certain of their major products sell better during spring and summer. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our advertisers. We expect that seasonal fluctuations and cyclicality will continue to cause our quarterly and annual operating results to fluctuate. See “Item 3.D—Risk Factors—Risks Related to Our Business and Industry—Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

Competition

The internet industry in China is rapidly evolving and highly competitive. We face significant competition in almost every aspect of our business. In our social networking business, we compete with companies and services such as Tencent’s Wechat, QQ Mobile and Q-zone, SINA Weibo and Momo. We face particularly fierce competition in the social messaging sector, as mobile user habits are increasingly shifting to larger and more popular social messaging services. In our online games business, we primarily compete with companies such as Tencent, Qihu360 and Kunlun. In our online video business, we compete against companies that enable users to upload, view and/or share video content, such as Youku Tudou, Sohu.com, iQiyi.com and Tencent, as well companies which provide online entertainment services, such as YY Inc.

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

To comply with these PRC laws and regulations, our information services operator, Qianxiang Tiancheng, holds a value-added telecommunications business operating license and an ICP license, and our ICP operators Qianxiang Wangjing, Qianxiang Changda, Qianjun Technology and Renren Games all hold ICP licenses. Moreover, Qianxiang Tiancheng, Qianxiang Wangjing, and Qianjun Technology all possess BBS Permits issued by the local bureau of the MIIT.

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

To comply with these PRC regulations, we operate our websites through our PRC domestic companies, i.e., Qianxiang Tiancheng, Qianxiang Wangjing, Qianxiang Changda, Qianjun Technology and Renren Games. Qianxiang Tiancheng is currently 99% owned by Ms. Jing Yang and 1% owned by Mr. James Jian Liu, both of whom are PRC citizens. Qianxiang Tiancheng holds a value-added telecommunications business operating license, an ICP license and a BBS Permit. Qianxiang Wangjing is currently wholly owned by Qianxiang Tiancheng and holds an ICP license and a BBS Permit. Qianxiang Changda is currently wholly owned by Qianxiang Tiancheng, and holds an ICP license. Qianjun Technology is currently 80% owned by Mr. James Jian Liu and 20% owned by Ms. Hui Huang, both of whom are PRC citizens. Qianjun Technology holds an ICP license and a BBS Permit. Renren Games is currently 70% owned by Mr. Chuan He and 30% owned by Mr. James Jian Liu, both of whom are PRC citizens. Renren Games holds an ICP license.

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

•                  undermines the PRC’s religious policy or propagates superstition;

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

As Qianxiang Tiancheng, Qianxiang Wangjing, Qianjun Technology and Renren Games are all ICP operators, they are subject to the laws and regulations relating to information security. To comply with these laws and regulations, Qianxiang Tiancheng, Qianxiang Wangjing and Qianjun Technology have completed the mandatory security filing procedures with the local public security authorities, regularly update their information security and content-filtering systems with newly issued content restrictions, and maintain records of users’ information as required by the relevant laws and regulations. In connection with the recent corporate restructuring relating to our online games business, Renren Games will also start the mandatory security filing procedures with the local public security authorities. Qianxiang Tiancheng, Qianxiang Wangjing, Qianjun Technology and Renren Games have also taken measures to delete or remove links to content that to their knowledge contains information violating PRC laws and regulations. Substantially all of the content published on our websites is manually screened by employees who are dedicated to screening and monitoring content published on our website and removing prohibited content. All of the other content, primarily consisting of comments posted by users, is first screened by our filtering systems and content containing prohibited words or images is manually screened by our employees. We believe that with these measures in place, no prohibited content under PRC information security laws and regulations should have been publicly disseminated through our website in the past. However, due to the significant amount of content published on our website by our users on a daily basis, if any prohibited content is publicly disseminated in the future and we become aware of it, we will report it to the relevant governmental authority. We believe these measures are generally in compliance with the relevant laws and regulations.

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

On December 28, 2012, the Standing Committee of the National People’s Congress of the PRC issued the Decision on Strengthening the Protection of Online Information. Most requirements under the decision that are relevant to ICP operators are consistent with the requirements already established under the MIIT Provisions, as discussed above, though often more strict and broad. Under the decision, if an ICP operator wishes to collect or use personal electronic information, it must do so in a legal and appropriate manner, and may do so only if it is necessary for the services it provides. It must disclose the purpose, method and scope of any such collection or use, and must seek consent from the relevant individuals. ICP operators are also required to publish their policies relating to information collection and use, must keep such information strictly confidential, and must take technological and other measures to ensure the safety of such information. ICP operators are further prohibited from divulging, distorting or destroying of any such personal electronic information, or selling or providing such information to other parties. The decision also requires that ICP operators providing information publishing services must collect from users their personal identification information, for registration. In very broad terms, the decision provides that violators may face warnings, fines, confiscation of illegal gains, license revocations, filling cancellations and website closures.

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

To comply with these regulations, Qianxiang Wangjing possesses an Online Culture Operating Permit, and Qianxiang Changda holds an Internet Publishing License. In connection with the corporate restructuring of our online games business, Renren Games has obtained an Online Culture Operating Permit.

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

We have developed our own anti-fatigue and real name registration systems, which have been in place since December 2007. As renren.com is a real name system, game players are required to use their real identification to create accounts. For game players who do not provide age information, we assume that they are minors. In order to comply with the anti-fatigue rules, after three hours of play, users under 18 years of age only receive half of the experience or other benefits they would otherwise earn. After five hours of play, minors receive no experience points. These restrictions could limit our ability to increase our online games business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our online games business could be affected. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—Our operations may be adversely affected by implementation of new anti-fatigue-related regulations.” In connection with the corporate restructuring relating to our online games business, Renren Games will use our own anti-fatigue and real name registration systems in its operation.

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

Qianxiang Wangjing possesses an Online Culture Operating Permit with a business scope encompassing the “issuance of virtual currency.” In connection with the corporate restructuring relating to our online games business, Renren Games obtained an Online Culture Operating Permit with a business scope encompassing the “issuance of virtual currency” on December 28, 2012. Each of Qianxiang Wangjing and Renren Games must also make certain filings with the Ministry of Culture prior to the issuance of virtual currency and conduct their respective businesses in compliance with PRC law.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the State Administration for Industry and Commerce, although there is no PRC law or regulation at the national level that specifically regulates the online advertising business. Prior to November 30, 2004, in order to conduct any advertising business, an enterprise was required to hold an operating license for advertising in addition to a relevant business license. On November 30, 2004, the State Administration for Industry and Commerce issued the Administrative Rules for Advertising Operation Licenses, effective as of January 1, 2005, granting a general exemption to this requirement for most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations). Because Qianxiang Tiancheng and Qianxiang Wangjing qualify for the exemption noted above, they are not required to hold an advertising operation license.

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the State Administration for Industry and Commerce and the Ministry of Commerce on March 2, 2004 and amended on August 22, 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have previously had direct advertising operations as its main business outside of China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly foreign-owned enterprise. In practice, the foreign investor is deemed compliant with the “main business” requirement if it derives more than 50% of its revenues from advertising business within the past two or three years, as applicable. Since we have not been involved in the advertising industry outside of China for the required number of years, we are not permitted to hold direct equity interests in PRC companies engaging in the advertising business. Therefore, we conduct our advertising business through consolidated affiliated entities in China, namely Qianxiang Tiancheng, Qianxiang Wangjing, and Qianjun Technology.

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

On July 8, 2004, the State Food and Drug Administration promulgated the Administration Measures on Internet Drug Information Services, which require that internet operators providing drug information services obtain approval from the competent food and drug administration and that drug advertisements be examined and approved by the competent food and drug administration as well. Qianxiang Wangjing holds an Internet Drug Information Service Permit and Qianjun Technology is in the process of renewing its Internet Drug Information Service Permit.

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

Regulations on Broadcasting Audio/Video Programs through the Internet

In 2004, the SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules. These rules apply to the launch, broadcasting, aggregation, transmission or download of audio/video programs via televisions, mobile phones and the internet and other information networks. Anyone who wishes to engage in internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the SARFT and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in the above business.

In, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT, the Ministry of Culture and the General Administration of Press and Publication to adopt detailed implementation rules according to these decisions.

In 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008. Circular 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. Such policies have been reflected in the Application Procedure for Audio/Video Program Transmission License.

In 2009, the SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must comply with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved by SARFT, and the distributors of these movies and television shows must obtain an applicable permit before releasing any such movie or television show. In 2012, SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2013, the State Administration for Press, Publication, Radio, Film and Television (formed when the GAPP was combined with the SARFT in March 2013) released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, and also that online audio/video content service providers should not release any internet dramas or micro films that were produced with any entity lacking such permit. For internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as the producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and which content complies with the relevant content management rules. This notice also requires that online audio/video content, include internet drama and micro films, be filed with the relevant authorities before release.

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

Through 56.com, our user-generated content online video sharing website, our users can upload, view and share videos. No online video-related PRC regulations have clearly specified whether this type of practice would be subject to any licensing or permit requirements. If so, we may need to apply for a permit or license in the future. In addition, there is a risk that third parties may initiate intellectual property infringement claims for the videos shared on our platform.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013, protects registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term often years for registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “人人” is a registered trademark in China. We have also registered additional trademarks and logos, including “56.com 我乐网”, “我乐”, and “经纬” with the Trademark Office.

Domain Names. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. These measures regulate the registration of domain names, such as the first tier domain name “.cn”. In February 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution and its implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered domain names including renren.com, xiaonei.com, jingwei.com, chewen.com, 98un.com, jiexi.com and 56.com. In December 2013, we entered into a Registry Agreement with ICANN, which grants us the right to use the generic top level domain name .ren.

Regulations on Foreign Exchange

Under the Foreign Currency Administration Rules, which were promulgated in 2008, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of SAFE or its local counterpart.

Under the Administration Rules for the Settlement, Sale and Payment of Foreign Exchange, which were promulgated in 1996, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterpart. Capital investments by PRC entities outside of China, after obtaining the required approvals of the relevant approval authorities, such as the Ministry of Commerce and the National Development and Reform Commission or their local counterparts, are also required to register with SAFE or its local counterpart.

In utilizing the proceeds we received from our initial public offering in May 2011, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

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

As of December 31, 2013, the registered capital of our wholly foreign-owned subsidiary Qianxiang Shiji was US$171 million. Qianxiang Shiji has not made any profits to date, and thus are not subject to the statutory reserve fund requirement. Qianxiang Shiji has not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2013, our PRC subsidiaries Qianxiang Shiji and Wole Technology had accumulated deficits of approximately US$41.1 million and US$26.4 million, respectively, in accordance with PRC accounting standards and regulations. The registered capital for Renren Network is US$20.0 million, with paid-in capital of US$10.0 million.

Regulations on Offshore Investment by PRC Residents

Pursuant to the SAFE Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular 75, issued on October 21, 2005: (i) a PRC citizen residing in the PRC or non-PRC citizen primarily residing in the PRC due to his or her economic ties to the PRC, who is referred to as a PRC resident in SAFE Circular 75, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose company, for the purpose of overseas equity financing; (ii) when a PRC resident contributes the assets of, or its equity interests in, a domestic enterprise into an overseas special purpose company, or engages in overseas financing after contributing assets or equity interests into an special purpose company, such PRC resident shall register his or her interest in the special purpose company and the change thereof with the local branch of SAFE; and (iii) when the special purpose company undergoes a material event outside of China not involving inbound investments, such as change in share capital, creation of any security interests on its assets or a merger or division, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of special purpose companies established before November 1, 2005 were required to register with the local branch of SAFE before March 31, 2006. Since May 2007, SAFE has issued a series of guidance to its local branches to further clarify the SAFE registration process.

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

Under these rules, for PRC resident individuals who participate in stock incentive plans of overseas publicly listed companies, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by relevant laws and regulations, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file on behalf of such resident an application with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or share option exercises, as PRC residents may not directly use oversea funds to purchase shares or exercise share options. In addition, within three months after any substantial changes to any such stock incentive plan, including example any changes due to a merger or acquisition or changes to the domestic or overseas custodian agent, the domestic agent must update the registration with SAFE.

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

C.                                    Organizational Structure

The following diagram illustrates our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

(1)         Qianxiang Tiancheng is 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, our director and chief operating officer. Qianjun Technology is 20% owned by Ms. Hui Huang and 80% owned by Mr. James Jian Liu, both of whom are employees of our company. Renren Games is 70% owned by Mr. Chuan He, our senior vice president for games, and 30% owned by Mr. James Jian Liu. We effectively control Qianxiang Tiancheng, Qianjun Technology and Renren Games and their respective subsidiaries through contractual arrangements. See “Item 4.C Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities—Agreements that Provide us Effective Control Over Qianxiang Tiancheng, Qianjun Technology and Renren Games” for more information.

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

Qianxiang Wangjing and Qianxiang Changda are wholly owned subsidiaries of Qianxiang Tiancheng. Qianxiang Wangjing is the operator of our renren.com website and holds the licenses and permits necessary to conduct our real name social networking services, online advertising and online game business in China. Qianxiang Changda holds the licenses and permits necessary to conduct our social networking services and online games business.

The business operations of Wole Technology are within the approved business scope as set forth in its business license, which includes research and development of computer software, sale of self-produced products, provision of technical consulting, management consulting and technical services. Qianjun Technology is a limited liability company established in China. Its approved business scope includes research and development of computer software, computer hardware, electronic products, webpage design, advertisement design, production, release and agency, internet information service and other services, and it holds an ICP license. Qianjun Technology is 80% owned by Mr. James Jian Liu and 20% owned by Ms. Hui Huang. Both Mr. Liu and Ms. Huang are PRC citizens and are employees of our company. Qianjun Technology owns 100% equity interest in Wole Shijie. Wole Shijie is the operator of our quanquan.net website.

The business operations of Renren Games are within the approved business scope as set forth in its business license, which includes the development and transfer of internet technology and provision of internet technical consultation and services, as well as the design, production, publishing of advertisements and acting as advertisement agent for domestic and overseas clients. Renren Games is a limited liability company established in China. It holds an ICP license. Renren Games is 70% owned by Mr. Chuan He, our senior vice president for games, and 30% owned by Mr. James Jian Liu, our director and chief operating officer. Both Mr. He and Mr. Liu are PRC citizens. The following is a summary of the currently effective contracts (i) between our subsidiary Qianxiang Shiji, our consolidated affiliated entity Qianxiang Tiancheng, and the shareholders of Qianxiang Tiancheng, (ii) between our subsidiary Wole Technology, our consolidated affiliated entity Qianjun Technology, and the shareholders of Qianjun Technology, and (iii) between our subsidiary Renren Network, our consolidated affiliated entity Renren Games, and the shareholders of Renren Games. These contracts provide us with the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities and enable us to receive substantially all the economic benefits from them.

Business Operations Agreements. Pursuant to a business operations agreement between Qianxiang Shiji, Qianxiang Tiancheng and its shareholders, Qianxiang Tiancheng shall appoint the candidates designated by Qianxiang Shiji as the executive director or directors, general manager, chief financial officer and any other senior officers of Qianxiang Tiancheng. Qianxiang Tiancheng agrees to follow the proposal provided by Qianxiang Shiji from time to time relating to employment, daily operation and financial management. Without Qianxiang Shiji’s prior written consent, Qianxiang Tiancheng shall not conduct any transaction that may materially affect its assets, obligations, rights or operations, including but not limited to, (i) incurrence or assumption of any indebtedness, (ii) sale or purchase of any assets or rights, (iii) incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or (iv) transfer of any rights or obligations under this agreements to a third party. The term of this agreement is ten years and will be extended automatically for another ten years unless Qianxiang Shiji provides a written notice requesting not to extend the term three months prior to the expiration date, which is December 22, 2020. Qianxiang Shiji may terminate the agreement at any time by providing a 30-day advance written notice to Qianxiang Tiancheng and to each of its shareholders. Neither Qianxiang Tiancheng nor any of its shareholders may terminate this agreement during the term or the extension of the term, if applicable.

Wole Technology, Qianjun Technology and its shareholders have entered into a business operations agreement, and Renren Network, Renren Games and its shareholders have entered into a business operations agreement. Each of these two business operations agreements contains substantially the same terms as the terms of the business operations agreement between Qianxiang Shiji, Qianxiang Tiancheng and its shareholders described above. The expiration date of the business operations agreement between Wole Technology, Qianjun Technology and its shareholders is December 3, 2023, and the expiration date of the business operations agreement between Renren Network, Renren Games and its shareholders is November 29, 2022. The term of each of these agreement is ten years and will be extended automatically for another ten years unless Wole Technology or Renren Network, as applicable, provides a written notice requesting not to extend the term three months prior to the expiration date.

Powers of Attorney. Pursuant to powers of attorney, the shareholders of Qianxiang Tiancheng each irrevocably appointed our executive director and chief operating officer, Mr. James Jian Liu (the person designated by Qianxiang Shiji) as their attorney-in-fact to vote on their behalf on all matters of Qianxiang Tiancheng that requires shareholder approval under PRC laws and regulations as well as Qianxiang Tiancheng’s articles of association. The appointment of Mr. Liu is conditional upon his being the employee and the designated person of Qianxiang Shiji. Each power of attorney will remain in effect from December 23, 2010 to December 22, 2020, unless and until the earlier of the following events: (i) Mr. Liu loses his position in Qianxiang Shiji or Qianxiang Shiji issues a written notice to dismiss or replace Mr. Liu; and (ii) the business operations agreement between Qianxiang Shiji, Qianxiang Tiancheng and its shareholders terminates or expires.

Each of the shareholders of Qianjun Technology has signed powers of attorney which contain substantially the same terms as those described above. The powers of attorney signed by the shareholders of Qianjun Technology will remain in effect from December 4, 2013 to December 3, 2023.

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

Exclusive Technical Service Agreements. Pursuant to an exclusive technical service agreement between Qianxiang Shiji and Qianxiang Tiancheng, Qianxiang Shiji has the exclusive right to provide certain technical services, including maintenance of servers, development, updating and upgrading of web user application software, e-commerce technical services, to Qianxiang Tiancheng. Without Qianxiang Shiji’s prior written consent, Qianxiang Tiancheng shall not engage any third party to provide any of the technical services under this agreement. In addition, Qianxiang Shiji exclusively owns all intellectual property rights resulting from the performance of this agreement. Qianxiang Tiancheng agrees to pay a service fee to Qianxiang Shiji at a specific fee rate proposed by Qianxiang Shiji. Qianxiang Shiji shall have the right to adjust at any time the fee rate based on the quantity, difficulty and urgency of the services it provides to Qianxiang Tiancheng and other factors. The term of this agreement is ten years and will be extended automatically for another ten years unless terminated by Qianxiang Shiji’s written notice three months prior to the expiration of the term, which is December 22, 2020. Qianxiang Shiji can terminate the agreement at any time by providing a 30-day prior written notice. Qianxiang Tiancheng is not permitted to terminate this agreement prior to the expiration of the term, unless Qianxiang Shiji fails to comply with any of its obligations under this agreement and such breach makes Qianxiang Shiji unable to continue to perform this agreement.

Pursuant to an exclusive technical service agreement between Wole Technology and Qianjun Technology, Wole Technology has the exclusive right to provide certain technical services, including services relating to video CDN distributed synchronous technology, real-time conversion of FLV video file to HTTP live streaming technology and real-time scheduling of video CDN flow technology, to Qianjun Technology. Qianjun Technology agrees to pay a service fee to Wole Technology at a specific fee rate proposed by Wole Technology. Wole Technology shall have the right to adjust at any time the fee rate based on the quantity, difficulty and urgency of the services it provides to Qianjun Technology and other factors. The other terms of this agreement are substantially the same as the terms of the exclusive technical service agreement between Qianxiang Shiji and Qianxiang Tiancheng. The expiration date of the agreement is December 3, 2023. The agreement will be extended automatically for another ten years unless terminated by Wole Technology’s written notice three months prior to the expiration of the term.

Pursuant to an exclusive technology support and technology services agreement between Renren Network and Renren Games, Renren Network has the exclusive right to provide to Renren Games certain development, maintenance and support services for the servers and computer software and hardware for Renren Games’ online game business. Renren Games agrees to pay a service fee to Renren Network at a specific fee rate proposed by Renren Network. Renren Network shall have the right to adjust at any time the fee rate based on certain factors, including the quantity, scope and nature of the services it provides to Renren Games. The other terms of this agreement are substantially the same as the terms of the exclusive technical service agreement between Qianxiang Shiji and Qianxiang Tiancheng. The term of this agreement is ten years commencing from November 30, 2012, and Renren Network has the right in its sole discretion to extend the term of this agreement for additional ten-year terms by notifying Renren Games at least three months prior to the end of each such ten-year term.

Intellectual Property Right License Agreements. Pursuant to an intellectual property right license agreement between Qianxiang Shiji and Qianxiang Tiancheng, Qianxiang Shiji grants a non-exclusive and non-transferable license, without sublicense rights, to Qianxiang Tiancheng to use certain of the domain names, registered trademarks and non-patent technology (software) owned by Qianxiang Shiji. Qianxiang Tiancheng may only use the intellectual property rights in its own business operations. The amount, payment method and classification of the license fees under this agreement shall be determined based on the precondition that they facilitate Qianxiang Shiji’s securing of all preferential treatments under the PRC tax policies and shall be agreed by both Qianxiang Shiji and Qianxiang Tiancheng considering, among others, the following factors: (i) the number of users purchasing Qianxiang Tiancheng’s products or receiving Qianxiang Tiancheng’s services; and (ii) the types and quantity of the intellectual property rights, which are specified under this agreement, actually used by Qianxiang Tiancheng for selling products or providing services to its users. The term of this agreement is five years and the current term expires on December 22, 2015. The term of this agreement can be extended for another five years with both parties’ consents. Qianxiang Shiji may terminate this agreement at any time by providing a 30-day prior written notice. Any party may terminate this agreement immediately with written notice to the other party if the other party materially breaches the relevant agreement and fails to cure its breach within 30 days from the date it receives the written notice specifying its breach from the non-breaching party. The parties will review this agreement every three months and determine if any amendment is needed.

Wole Technology and Qianjun Technology have entered into an intellectual property right license agreement, and Renren Network and Renren Games have entered into an intellectual property right license agreement. Each of these two intellectual property right license agreements contain substantially the same terms as the intellectual property right license agreement between Qianxiang Shiji and Qianxiang Tiancheng. Under the intellectual property right license agreement between Wole Technology and Qianjun Technology, Wole Technology has granted a non-exclusive and non-transferable license, without sublicense rights, to Qianjun Technology to use certain online video-related intellectual property owned by Wole Technology. Under the intellectual property right license agreement between Renren Network and Renren Games, Renren Network has granted a non-exclusive and non-transferable license, without sublicense rights, to Renren Games to use certain intellectual property rights owned by Renren Network. The current term of the intellectual property right license agreement between Wole Technology and Qianjun Technology expires on December 3, 2018, and the term can be extended for another five years with both parties’ consent. The current term of the intellectual property right license agreement between Renren Network and Renren Games expires on November 29, 2017, and the term will be automatically extended for additional one year terms unless either party provides the other party with notice of its desire to terminate this agreement.

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

D.                                    Property, Plants and Equipment

Our principal executive offices are located at 1/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China, where we lease approximately 13,216 square meters of office space as of March 31, 2014. We also lease an additional 19,577 square meters of office space in 11 cities throughout China, including Beijing, Shanghai, Guangzhou and Wuhan. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. Some of the lessors of our leased premises do not have valid title to such premises or proper authorization from the title owner to sublease such premises. For further details, see “Item 3.D—Risk Factors—Risks Related to Our Business and Industry—The leasehold interests of some of our consolidated affiliated entities might not be fully protected by the terms of the relevant lease agreements due to defects in or the landlord’s failure to provide certain title documents with respect to some of our leased properties.” Our leases typically have terms of one or two years, approximately one-half of which are due to expire during 2014. We plan to renew our leases before they expire.

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

In 2012, after evaluating the facts for our operating segments and reportable segments, we concluded that we have two operating and reportable segments, namely Renren and Nuomi, as we incurred the following changes in our operations:

•                  the operations of 56.com were fully integrated into those of Renren, mainly under online advertising, online game and other IVAS (such as the Woxiu business); and

•                  the group-buy business of Nuomi, which originally was under IVAS in 2011, grew to be more significant.

During 2013, the following corporate changes occurred in our businesses and organizations:

•                  the corporate restructuring of our online games business, which was originally under IVAS, now has its own management team and operating entities to meet its business needs; and

•                  in October 2013, Baidu Holdings Limited, a subsidiary of Baidu, Inc., acquired approximately 59% of the equity interest of Nuomi Holdings Inc., or Nuomi, which operated our group-buy business.

As a result of the dilution of our equity interest in Nuomi, Nuomi’s financial results have been deconsolidated as of October 26, 2013 and are now classified under discontinued operations. Based on our analysis of the above corporate changes, we concluded that in 2013 we have two reportable segments, namely Renren and Games. We retrospectively adjusted our segment information for all periods presented to reflect these changes in our segment reporting. These adjustments are also reflected in the following discussion of our segment operating results for comparison to prior year results.

We currently generate revenues from our Renren segment and Games segment. Our Renren segment accounted for 62.4%, 43.9% and 45.5% of our total net revenues in 2011, 2012 and 2013, respectively, and our Games segment accounted for 37.6%, 56.1% and 54.5%, respectively. Our Renren segment had net revenues from both online advertising and internet value-added services, or IVAS. Online advertising revenues accounted for 85.6%, 76.2% and 70.3% of our Renren segment’s total net revenues in 2011, 2012 and 2013, respectively, and IVAS revenues accounted for 14.4%, 23.8% and 29.7%, respectively. Our Renren segment’s online advertising revenues are derived from a wide range of advertising formats and solutions, while our Renren segment’s IVAS revenues include revenues from virtual gifts on 56.com, as well as revenues from VIP memberships, virtual gifts and other paid applications on renren.com. Our games segment revenues are derived from online games, and the substantial majority of our online games revenues are generated from users’ purchases of in-game virtual items offered through Renren Games. Our total net revenues increased from US$111.5 million in 2011 to US$159.6 million in 2012, and decreased to US$156.7 million in 2013.

We had an income from continuing operations of US$66.0 million in 2011, a loss from continuing operations of US$47.5 million in 2012 and a loss from continuing operations of US$39.7 million in 2013. Our income from continuing operations in 2011 was due in part to a one-time gain of US$50.9 million from the sale of eLong ADSs, and income from continuing operations in 2011 also reflected the aggregate impact of non-cash items relating to share-based compensation, amortization of intangible assets and impairment of intangible assets, amounting to an aggregate of US$8.7 million in 2011. Our net loss from continuing operations in 2012 was primarily due to substantial investments in research and development, particularly those related to mobile initiatives, and investment in our video sharing business 56.com, which we acquired in October 2011. Our net loss from continuing operations in 2013 was mainly due to increased investments in our business operations, particularly mobile-related initiatives, impairment of our investments in equity method investments of US$23.0 million, and offset partly by gain of US$56.0 million from short-term investments.

The major factors affecting our results of operations and financial condition are discussed below.

Net Revenues

We derive all of our revenues from our Renren and Games segments. Our Renren segment includes online advertising and IVAS service lines. As is customary in the advertising industry in China, we offer rebates to third-party advertising agencies and recognize online advertising revenues net of these rebates. We recognized all of our revenues net of business taxes through 2011. Starting from 2012, we recognize our revenues net of business taxes or value added tax, as applicable.

The following table sets forth the principal components of our net revenues, both as absolute amounts and as percentages of our total net revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2011		2012		2013
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Net revenues:
Renren segment:
Online advertising	$59,613	53.4%	$53,505	33.5%	$50,079	32.0%
IVAS	9,995	9.0	16,675	10.4	21,139	13.5
Renren segment total	69,608	62.4	70,180	43.9	71,218	45.5
Games segment	41,902	37.6	89,455	56.1	85,473	54.5
Total net revenues	$111,510	100.0%	$159,635	100.0%	$156,691	100.0%

Our Renren segment

Our Renren segment has net revenues from both online advertising and IVAS.

Online Advertising. We offer a wide range of online advertising formats and solutions, including social ads, display advertising, promoted news feed items, fan and brand pages, self-service advertising solutions targeted at small- and medium-sized enterprises, video advertising solutions on 56.com which, in addition to display advertising, include pre-roll, post-roll and word-link advertising, and other formats such as sponsored online events and branded virtual gifts. We have also started offering mobile advertising solutions through our Renren mobile app towards the end of 2013, which include banners, newsfeeds and sponsored stories. In 2011, 2012 and 2013, approximately 91.5%, 85.6% and 86.4%, respectively, of our online advertising revenues were derived from pay-for-time arrangements, whereby advertisers place their orders based on the period of time an advertisement is displayed in a specific format on a specific web page or through our mobile advertising formats. In addition to pay-for-time arrangements, advertisers can pay for our PC advertising solutions based on the number of ad impressions delivered or the number of clicks on their advertisement. An “ad impression” is delivered when an advertisement appears on a page and the page is viewed by a user.

Substantially all of our online advertising revenues are generated from the PC version of our platform. In this regard, the migration of our user traffic from PC to mobile, which gathered momentum in 2011, increased noticeably in 2012 and continued its momentum in 2013, has had an adverse impact on our online advertising revenues. The primary reason for this is that advertisers have, to date, spent considerably less money advertising on mobile devices as compared to advertising on PCs due to the limited screen size of mobile devices and the under-developed measurement and tracking services for mobile advertising. Currently the vast majority of our user traffic for our social networking services is on mobile devices, which we did not begin monetizing through advertising until towards the end of the 2013.

Historically, the most significant factor that has contributed to the increase in our online advertising revenues was the growth of our SNS platform and user base and therefore, the increased use of our platform by advertisers to reach our users. The number of our activated users increased from approximately 147 million as of December 31, 2011 to approximately 178 million as of December 31, 2012 and to approximately 206 million as of December 31, 2013. Our monthly unique log-in users increased from approximately 38 million in December 2011 to approximately 56 million in December 2012, but then decreased to approximately 45 million as of December 2013. In 2011, 2012 and 2013, the number of our brand advertisers was 301, 277 and 294, respectively, and the average annual spending by our brand advertisers was approximately US$181,000, US$165,000 and US$145,000, respectively. The decrease in the number of brand advertisers and the average annual spending by our brand advertisers from 2011 to 2012 was an overall result of a weaker macroeconomic environment, increased competition and the continuing shift of our traffic from PC to mobile. The increase in the number of brand advertisers from 2012 to 2013 was due to the increasing traffic and interest from advertisers on 56.com, while the decrease in average annual spending by our brand advertisers from 2012 to 2013 was due to the increasing competition and the continuing shift of our Renren SNS traffic from PC to mobile.

Due to the rapidly evolving nature of both the online advertising industry and social networking websites as an advertising platform, we are generally not able to use conventional price and volume analysis in evaluating the financial performance of our online advertising services. Because we offer a variety of advertisement formats on different locations of our webpages and both the advertisement formats and webpages have changed significantly in the past few years, we do not have meaningful advertisement volume information that can be used for period to period comparison purposes. Similarly, the price for the same duration of an advertisement may change due to the location of the webpage, the location of the advertisement on the webpage and rotation frequency. In addition, because social networking mobile services and websites as an advertising platform is an emerging business model and our pricing model for our advertising services has undergone significant changes in the past several years, period to period comparisons of prices of our advertising services would not be meaningful.

The most significant factors that directly or indirectly affect our online advertising revenues include the following:

•                  the number of our users who visit the mobile and PC versions of our social networking internet platform, and the amount of time as well as the page views spent on the mobile and PC versions of our platform;

•                  acceptance by advertisers of online advertising in general and real name social networking services in particular as an effective marketing channel;

•                  the size of total online advertising budgets of advertisers for both mobile and PC solutions;

•                  our ability to retain existing advertisers and attract new advertisers;

•                  the level of competition among companies providing social networking, social messaging and social media services;

•                  our ability to continue providing innovative advertising solutions that enable advertisers to reach their target audiences;

•                  reports by 3rd party internet traffic tracking service providers in China, such as iResearch;

•                  the state of the PRC and global economy; and

•                  government regulations or policies affecting the internet and SNS and online advertising businesses.

IVAS. Our Renren segment’s IVAS revenues include virtual gifts on 56.com, particularly through 56’s virtual talent show Woxiu, as well as through VIP memberships, virtual gifts and other paid applications on renren.com. Revenues generated from applications developed by third parties are subject to revenue-sharing agreements with the third-party developers.

As our Renren segment’s IVAS business is comprised of several business models, and each business model has its own revenue sources, quantitative price analysis for our Renren segment’s IVAS business as a whole is not practical or meaningful. Consequently, we are generally not able to use conventional average sale price analysis in evaluating the financial performance of our Renren segment’s IVAS businesses.

The most significant factors that directly or indirectly affect our Renren segment’s IVAS revenues include the following:

•                  competition in China’s online talent show markets;

•                  our ability to maintain and improve revenue-sharing arrangements with third-party application developers; and

•                  our ability to continue to offer new engaging VIP features on our Renren SNS platform that are attractive to users.

Our Games segment

Our Games segment’s revenues are derived from online games, including mobile, PC and cross-platform games. The substantial majority of our online games revenues are generated from users’ purchases of in-game virtual items, such as accessories and pets, on wan.renren.com and other direct-to-consumer store fronts such as Apple’s Appstore. We collect most of our online games revenues through third-party online payment systems. We also sell online prepaid cards to distributors at a discount to the face value of the cards. For a detailed discussion of how revenues from games segment are recognized in our financial statements, see “—Critical Accounting Policies—Revenue Recognition.”

The most significant factors that directly or indirectly affect our Game segment’s revenues include the following:

•                  our ability to continue to offer new self-developed and third-party revenue-generating online games that are attractive to users;

•                  costs relating to developing, licensing or acquiring, and marketing new online games, including cross-platform games and mobile games;

•                  our ability to maintain and improve revenue-sharing arrangements with third-party online game developers;

•                  competition in China’s online games markets; and

•                  government regulations or policies affecting online games businesses.

Cost of Revenues

The following table sets forth the principal components of our cost of revenues, both as absolute amounts and as percentages of our total net revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2011		2012		2013
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Cost of revenues:
Renren segment:
Bandwidth and co-location costs	$7,123	6.4%	$18,792	11.8%	$19,275	12.3%
Salaries and benefits	652	0.6	3,555	2.2	2,858	1.8
Direct advertisement costs	1,048	0.9	4,890	3.1	3,591	2.3
Commission costs	—	—	4,028	2.5	8,238	5.3
Other expenses	1,961	1.8	8,695	5.4	11,490	7.3
Sub-total	10,784	9.7	39,960	25.0	45,452	29.0

Games segment:
Bandwidth and co-location costs	$5,078	4.6	$5,660	3.5	$3,843	2.5
Salaries and benefits	4,763	4.3	10,280	6.4	10,521	6.7
Games related costs	1,583	1.4	5,064	3.2	6,477	4.1
Other expenses	3,386	3.0	4,099	2.6	2,403	1.5
Sub-total	14,810	13.3	25,103	15.7	23,244	14.8

Total cost of revenues	$25,594	23.0%	$65,063	40.7%	$68,696	43.8%

Our Renren segment

Cost of revenues for our Renren segment consists primarily of bandwidth and co-location costs, salaries and benefits, direct advertisement costs and commission costs. We expect that our cost of revenues will increase in amount as we further grow our user base and expand our revenue-generating services.

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

Our Games segment

Games related costs. Games-related costs primarily consist of fixed and variable fees for licensing certain online games from third-party developers. Fixed licensing fees are amortized on a straight line basis over the shorter of the license period and the useful economic life of the licensed game. Variable licensing fees are calculated as a percentage of the revenues we generate from the licensed games and are recognized when the relevant revenues are recognized. In addition, games-related costs include the depreciation and amortization of computer servers and software which are attributable to our online games business.

Bandwidth and co-location costs. Bandwidth and co-location costs of our Games segment primarily consist of the fees we pay to telecommunications carriers for hosting of servers.

Salaries and benefits. Salaries and benefits of our Games segment primarily consist of expenses for employees whose services are directly related to the operation of our online game services.

Other expenses. Other expenses of Games segment mainly include depreciation and amortization for servers and equipment that are directly related to the online games services.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, general and administrative expenses and impairment of intangible assets. Our operating expenses in 2012 were significantly higher than they were in 2011, mostly due to headcount increase, particularly in R&D functions relating to mobile initiatives, as well as G&A expense increases due to the growth of our company size and business operations. Compared with 2012, 2013 operating expenses increased 27.0%. This was primarily due to expanded business operations, increased promotional expenses for our games as well as sales and promotional expenses for 56.com.

The following table sets forth our operating expenses for continuing operations, both as absolute amounts and as percentages of our total net revenues, for the periods indicated.

	Years ended December 31,
	2011		2012		2013
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Operating Expenses:
Selling and marketing	$37,656	33.8%	$50,078	31.4%	$66,443	42.4%
Research and development	37,427	33.6	73,647	46.1	80,530	51.4
General and administrative	15,523	13.9	35,032	21.9	50,999	32.5
Impairment of intangible assets	446	0.4	—	—	208	0.1
Restructuring cost	—	—	—	—	3,475	2.2
Total operating expenses	$91,052	81.7%	$158,757	99.4%	$201,655	128.7%

Our selling and marketing expenses, research and development expenses and general and administrative expenses include share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation Expenses” for more information.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, benefits and commissions for our sales and marketing personnel and advertising and promotion expenses. The significant increase in our selling and marketing expenses in 2012 was primarily due to the increase in promotional expenses for our games and 56.com. Similarly, the increase in our selling and marketing expenses in 2013 was primarily due to increased promotional expenses for our games as well as sales and promotional expenses for 56.com. Our selling and marketing expenses may continue to increase in the near term if we plan to increase our promotion expenses for online games and 56.com, as well as increased marketing and promotional expenses for our Renren brand.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel. Research and development expenses increased substantially in 2012 mostly due to the hiring of more research and development personnel to support the rapid growth of our business, particularly in mobile related initiatives. In 2013 our research and development expenses increased 9.3% primarily due to personnel related expenses. Our mobile-related investments again contributed a significant part of our R&D increase in 2013. Our research and development expenses may continue to increase on an absolute basis as we intend to hire additional research and development personnel to develop new features for our various services, develop new online games and further improve our technology infrastructure.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel and fees and expenses for third-party professional services. Our 2012 general and administrative expenses increased 125.7% due to the growth in company size, expanded business operations and expenses associated with becoming a publicly listed company. In 2013 our general and administrative expenses increased 45.6% compared to 2012, mainly due to increased stock based compensation expenses and the increase cost of our office rent. Our general and administrative expenses may increase in the future on an absolute basis as our business grows.

Impairment of Intangible Assets

Impairment of intangible assets in 2011 was primarily related to impairments of domain names which we no longer use. We did not record impairment of intangible assets in 2012. In 2013 we have impaired certain online games licenses of US$0.2 million.

Restructuring cost

Restructuring cost in 2013 was related to restructuring and streamlining our online game business. It mainly included the termination of benefits for employees as well as certain business contracts.

Exchange (Loss) Gain on Dual Currency Deposit / Offshore Bank Accounts

In the past, we made dual currency deposits in addition to RMB deposits in the ordinary course of our business to enhance the yields on our cash balances. In 2011, we had exchange gains on dual currency deposits in U.S. dollars and Japanese yen, which were mainly attributable to offshore bank deposits. In 2012, we had an exchange loss on offshore RMB deposits. In 2013, we had exchange gains on offshore RMB deposits.

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

On January 1, 2012, the Ministry of Finance and the State Administration of Taxation introduced a pilot plan for the imposition of a value-added tax to replace the business tax. This pilot plan was first launched in Shanghai and subsequently was expanded to ten other provinces and municipalities, between August and December of 2012. As of December 31, 2013, certain of our subsidiaries and consolidated affiliated entities based in Beijing, Guangzhou and Shanghai have been required by local tax authority to pay value-added tax at a rate of 6.72% to 6.78% on certain service revenues which were previously subject to business tax.

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

On March 31, 2009, Qianxiang Wangjing, one of our consolidated affiliated entities, was qualified as a “software enterprise” by the Beijing Municipal Commission of Science and Technology. According to such qualification, Qianxiang Wangjing was eligible for certain preferential tax treatments, including a two-year exemption and three-year 50% reduction on its annual enterprise income tax starting from the first year when it generated profits, which was 2009. Qianxiang Wangjing did not qualify for renewal of such qualification and accordingly the preferential tax treatments ceased in 2013. This preferential tax treatment benefited us by reducing our income tax charge by US$1.4 million and nil in 2011 and 2012 respectively. From tax year 2013 onward, Qianxiang Wangjing is subject to income tax at the standard rate of 25%. Qianxiang Changda had been qualified as a “software enterprise” by the Shanghai Municipal Commission of Science and Technology and, accordingly, was exempt from enterprise income tax rate in 2011 and 2012. In 2013 Qianxiang Changda did not qualify for renewal of this qualification and accordingly will not continue to be entitled to the tax reduction of 50% for 2013, 2014 and 2015. This preferential tax treatment benefited us by reducing our income tax charge by US$2.8 million in 2011 and US$9.8 million in 2012. Renren Games has been qualified as a “software enterprise” by the Shanghai Municipal Commission of Science and Technology and, accordingly, was exempt from enterprise income tax rate in 2013, will be exempt in 2014 and will enjoy a tax reduction of 50% from 2015 to 2017. This preferential tax treatment benefited us by reducing our income tax charge by US$4.6 million in 2013. Qianjun Technology qualified as a “high-tech enterprise” in 2013. Qianjun Technology was eligible for a reduced tax rate of 15% for 2013 and will continue to be eligible for the reduced rate unless its status as a high-tech enterprise is revoked or the policy is changed.

Under the Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” located within the PRC is considered a PRC resident enterprise and therefore will be subject to a 25% PRC enterprise income tax on its global income. The implementation rules define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” In addition, SAT Circular 82 treats a Chinese-controlled enterprise established outside of China as a PRC resident enterprise with “de facto management bodies” located in the PRC for tax purposes where all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily production or business operations are located in the PRC; (ii) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s board members with voting rights or senior management habitually reside in the PRC. In addition, the State Administration of Taxation issued a bulletin effective September 1, 2011 to provide more guidance on the implementation of the above circular. The bulletin made clarification in the areas of resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises under the Enterprise Income Tax Law. If we were considered a PRC resident enterprise for tax purposes, we would be subject to the PRC enterprise income tax at the rate of 25% on our global income for the period after January 1, 2008. Given that Circular 82 was issued regarding overseas enterprises controlled by PRC enterprises (not those controlled by PRC individuals), it is not strictly applicable to us. As of December 31, 2013, we had not accrued reserves for PRC tax on such basis.

For more information on PRC tax regulations, see “Item 4.B—Business Overview—Regulation—Regulations on Tax.”

Discontinued Operations

In October 2013, Baidu Holdings Limited, a subsidiary of Baidu, Inc., acquired approximately 59% of the equity interest of Nuomi Holdings Inc., or Nuomi, a wholly-owned subsidiary of ours and a leading provider of group-buying services in China. As a result, our financial statements now reflect the deconsolidation of Nuomi’s operating results. Retrospective adjustments to the historical statement of operations have also been made to provide a consistent basis of comparison for the financial results. Specifically, Nuomi’s operational results have been excluded from our financial results from continuing operations and have been separately itemized under discontinued operations.

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

Revenue Recognition

Historically, we have generated revenues primarily through online games, online advertising, our online talent show and social commerce. Our social commerce services have been discontinued after our deconsolidation of Nuomi. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

Online games

We generate revenue from the provision of online games, particularly cross-platform and web-based online games. Our games can be accessed and played by end users free of charge, and the end users may choose to purchase in-game virtual merchandise or premium features to enhance their game-playing experience using virtual currency. The end users can purchase virtual currency by making direct online payments to us through third-party online payment platforms or purchasing online prepaid cards. Net proceeds received from these service providers after deduction of service fees are recorded initially as deferred revenues. We sell online prepaid cards through distributors across China with sales discounts from the face value offered by us. As we do not have control over and generally do not know the ultimate selling price of the online prepaid cards sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as deferred revenues. End users consume the virtual currency for in-game merchandise or premium features sold.

We categorizes in-game merchandise or premium features as either consumptive or permanent. For the consumptive in-game merchandise or premium features, revenues are recognized when the in-game merchandise or premium features are first used by the end users. For the permanent in-game merchandise or premium features, revenues are recognized ratably over the estimated average playing period of paying players for each applicable game, which represents our best estimate of the estimated average life of permanent in-game merchandise or premium features.

In estimating the average playing period of paying players for each applicable game, we consider the charging data, which are affected by various factors such as acceptance and popularity of the game, the game updates and other in-game items, promotional events launched, future operating strategies and market conditions. Given the short operating history of our online games, the estimated average playing period of paying players for each applicable game may not accurately reflect the actual lives of the permanent in-game merchandise or premium features in that game. We review, at least annually, the average playing period of paying players for all applicable games to determine whether the estimated lives for permanent in-game merchandise or premium features remain reasonable. Based on our latest review, such estimated lives remain reasonable and have not changed significantly over time. We may revise our estimates as it continues to collect operating data, and refine the estimation process and results accordingly. All paying players’ data in an applicable game collected since the launch date of such game are used to perform the relevant assessment for that applicable game.

If there is insufficient player data to determine the average playing period of players for an applicable game, such as in the case of a newly launched game, we estimate the average playing period of paying players based on other similar games we or third parties operate, taking into account the game profile, the target audience and the appeal to paying players of different demographics, until sufficient data is collected, which is normally up to 12 months after launch.

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

We have also entered into revenue sharing agreements with certain third-party game developers, under which we promote and provide links to the online games developed by these third-party developers on our platforms while the third-party game developers operate the games, which includes providing game software, hardware, technical support and customer services. All of the web games developed by third-party game developers can be accessed and played by game players on our platforms without downloading separate software. We view the game developers to be our customers and consider our responsibility under such agreements to be that of distribution and payment collection for such games. We primarily collect payments from game players in connection with the sale of in-game currencies and remits certain agreed-upon percentages of the proceeds to the game developers with the residual portion of such proceeds deferred for revenue recognition until the estimated consumption date, (i.e., the estimated date by which in-game currencies are consumed within the games for purchase of in-game merchandise or premium features), which is typically within a short period of time after purchase of the in-game currency. Purchases of in-game currency are not refundable unless there is unused in-game currency at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenue generated by a game is insignificant.

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

All “Woxiu” live video shows are available free of charge and fans can purchase virtual items or features on the platform with virtual currencies called “56 beans” to support their favorite performers. The number of 56 beans consumed is kept track of by our operation system and will be deducted from users’ accounts automatically when the 56 beans are deemed as consumed. Revenue is recognized monthly based on the number of 56 beans consumed. We pay the performers approximately 40% of the amount of 56 beans consumed, or up to 55% if they enter into an exclusive service contract with us. We recognize the total revenue on a gross basis, and the commission paid to the performers is recorded as cost of revenues.

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

Social commerce

Between June 2010 and October 2013, we were engaged in social commerce services through nuomi.com. Third-party merchants agree to provide Nuomi users discounted prices when pre-agreed amount of Nuomi users sign up for a deal consisting of services events or products provided by the merchants. We recognize revenue for the difference of the amounts we collect from Nuomi users and the amount we pay to the third-party merchants. The revenues are recognized when all of the following criteria are met: (i) the number of participating users reaches the minimum requirement of the merchants; (ii) the participating users have made their payments to us; (iii) we have released the electronic coupons for the agreed discounted prices to the participating users; and (iv) the electronic coupons have been consumed by the participating users. The payments received for unused coupons are initially recognized as other accounts payables and are recognized as revenues when the above criteria have been met. Due to Nuomi’s customer service policies that enabled participating users to a full cash refund within seven days of purchasing a coupon or if the quality of the products or services provided by the third-party merchants did not meet the descriptions of the products or services provided by the third-party merchants on our Nuomi website, or that allowed participating users to deposit the payments made to us as credits for future transactions without a time limit, we recognized the revenue upon the consumption of the released coupon. We believed that we were an agent and recognized revenues on a net basis. We did not recognize the revenues for unused coupons upon their expiration, as we were not able to estimate how many users would ultimately neither use the coupon nor the credits received upon expiry of the initial unused coupon for a future purchase, and we carried all such amounts as a liability until the released coupon was ultimately used.

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

We test goodwill for impairment at the reporting unit level, which is the same as reportable segment. Goodwill is only associated with our “Renren” reporting unit. The following table sets forth the estimated fair value, carrying value and goodwill as of December 31, 2013.

Reporting Unit	Renren
(in thousands of US$ except for percentages)

Estimated fair value	68,500
Carrying value	4,302
Percentage by which fair value exceeds carrying value	1,492.3%
Amount of goodwill allocated to the reporting unit	61,407

The principal assumptions made by management in determining goodwill impairment as of December 31, 2013 include the following:

•                  cash flow discount rates of 22% and terminal value growth rates of 3.0% were used for the Renren reporting unit;

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

As of December 31, 2013, the estimated fair value of the Renren reporting unit was 1,492.3% in excess of its carrying value. We also performed a sensitivity analysis of the results of all reporting units. If the discount rate were to increase by 1.5% or the revenue growth rate of future projection were to decrease by 3.0%, the fair value of the Renren reporting unit would still remain higher than the carrying value of the respective reporting unit.

Please see “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry” for a discussion of risks and uncertainties that may adversely affect our growth. These risks and uncertainties, if materialized, could also have a negative effect on the estimated fair value.

Intangible assets with indefinite useful lives are not subject to amortization and are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. During the years ended December 31, 2011, 2012 and 2013, we recorded impairment losses of US$0.3 million, nil and nil, respectively, from continuing operations, and impairment losses of US$1.9 million, nil and nil, respectively, from discontinued operations, mainly related to domain names with indefinite life, since we decided to stop using the domain name uume.com after transferring all the online games operated on www.uume.com to one of our other operating platforms in 2010, and xiaonei.com, a domain name we previously acquired but no longer use in 2011.

Intangible assets with determinable useful lives are amortized on a straight-line basis.

We evaluate intangible assets with determinable useful life for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. During the year ended December 31, 2011, 2012 and 2013, we recognized impairment for intangible assets of US$ 0.1 million, nil and US$0.2 million for games licenses.

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

Fair value of underlying ordinary shares. Before our initial public offering, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation. We estimated the fair value of the ordinary shares on the grant dates with the assistance of independent valuation firms. After initial public offering, the closing market price of our ordinary shares on the grant date was used.

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

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than the expected ultimate assessment. We recorded unrecognized tax benefits of nil, nil and nil during the year ended December 31, 2011, 2012 and 2013 respectively.

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

Impairment of Long-term and Short-term Investments

We review our long-term and short-term investments for other-than-temporary impairment in accordance with relevant accounting literature, based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and our intent and ability to hold the investment. In view of the declines of fair value below the carrying cost of certain short-term and long-term investments, we performed an evaluation to determine whether any of the declines were other-than-temporary. We recognized US$79,000, nil and US$23.0 million in impairment losses on long-term investments for the years ended December 31, 2011, 2012 and 2013, respectively. We recognized nil, nil and US$2.1 million impairment losses on short-term investments for the years ended December 31, 2011, 2012 and 2013, respectively.

Accounting Pronouncements Newly Adopted

In December 2011, the FASB issued an authoritative pronouncement relating to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this pronouncement do not change the current requirements for reporting net income or other comprehensive income in financial statements. The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

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

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. The FASB’s objective in issuing this pronouncement is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. The amendments in this pronouncement state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows.

To the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This pronouncement applies to all entities that have unrecognized tax benefits when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists at the reporting date. The amendments in this pronouncement are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. Our business has evolved rapidly in recent years. We believe that period-to-period comparisons of our results of operations should not be relied upon as indicative of future performance.

	Year ended December 31,
	2011	2012	2013
	(in thousands of US$)
Net revenues:
Renren segment:
Online advertising	$59,613	$53,505	$50,079
Other IVAS	9,995	16,675	21,139
Renren segment	69,608	70,180	71,218
Games segment	41,902	89,455	85,473
Total net revenues	111,510	159,635	156,691
Cost of revenues	25,594	65,063	68,696
Gross profit	85,916	94,572	87,995
Operating expenses:
Selling and marketing	37,656	50,078	66,443
Research and development	37,427	73,647	80,530
General and administrative	15,523	35,032	50,999
Impairment of intangible assets	446	—	208
Restructuring cost	—	—	3,475
Total operating expenses	91,052	158,757	201,655
Loss from operations	5,136	64,185	113,660
Other income	2,340	2,446	1,039
Exchange gain (loss) on dual currency deposit/offshore bank accounts	7,753	(1,769)	1,476
Interest income	9,579	20,040	12,789
Realized gain on short-term investments	50,911	4,317	56,022
Impairment of short-term investments	—	—	(2,098)
Impairment of equity method investments	—	—	(23,025)
Impairment of cost method investment	(79)	—	—
(Loss) income before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	65,368	(39,151)	(67,457)
Income tax benefit (expenses)	(640)	(920)	7,453
(Loss) income before earnings (loss) in equity method investment, net of income taxes	64,728	(40,071)	(60,004)
Earnings (loss) in equity method investment, net of income taxes	1,320	(7,471)	20,317
(Loss) income from continuing operations	66,048	(47,542)	(39,687)
Discontinued operations:
Loss from the operations of the discontinued operations, net of income taxes	(25,044)	(27,511)	(29,337)
Gain on deconsolidation of the subsidiaries	—	—	132,665
Income (loss) on discontinued operations, net of income taxes	(25,044)	(27,511)	103,328
Net income (loss)	41,004	(75,053)	63,641
Net loss attributable to the noncontrolling interest	252	27	92
Net (loss) income from continuing operations attributable to Renren Inc.	66,300	(47,515)	(39,595)
Net income (loss) from discontinued operations attributable to Renren Inc.	(25,044)	(27,511)	103,328
Net income (loss) attributable to Renren Inc.	$41,256	$(75,026)	$63,733

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues. Our net revenues decreased by 1.8% from US$159.6 million in 2012 to US$156.7 million in 2013. This decrease was primarily due to 4.5% decrease in the net revenues of our Games segment, partially offset by a 1.5% increase in the net revenues of our Renren segment.

•                  Renren segment. Our Renren segment’s net revenues increased by 1.5% from US$70.2 million in 2012 to US$71.2 million in 2013. The increase in our Renren segment’s net revenues was primarily due to the increase in IVAS revenues but largely offset by the decrease in its online advertising revenues. Our Renren segment’s IVAS revenues increased by 26.8% from US$16.7 million in 2012 to US$21.1 million in 2013, primarily due to Woxiu services on 56.com, which increased from US$7.2 million in 2012 to US$13.0 million in 2013, and to a lesser extent, our open platform for third party application developer revenues on renren.com. Online advertising revenues decreased by 6.4% from US$53.5 million in 2012 to US$50.1 million in 2013. The decrease was an overall result of the continuing shift of our traffic from PC to mobile, coupled with increasing competition. The majority of our Renren users’ time on our SNS service is now spent on mobile, from which we currently do not monetize meaningful amounts of online advertising revenue. User habits are also rapidly shifting from traditional social network services to more popular social messaging services. The number of our brand advertisers increased from 277 in 2012 to 294 in 2013, due to increasing traffic and interest from advertisers on 56.com, while the average annual spending by our brand advertisers decreased from approximately US$165,000 in 2012 to approximately US$145,000 in 2013. The number of our activated users increased from approximately 178 million as of December 31, 2012 to approximately 206 million as of December 31, 2013. Our monthly unique log-in users decreased from 56 million in December 2012 to 45 million in December 2013.

•                  Games segment. Our Games segment revenues decreased by 4.5% from US$89.5 million in 2012 to US$85.5 million in 2013, due to our launched old games reaching mature stages and lack of new hit titles. While we offer both in-house and 3rd party developed games, the significant majority of our gaming revenue currently comes from in-house developed games. The number of in-house developed games we offered increased from 15 as of December 31, 2012 to 17 as of December 31, 2013. Including both in-house developed and third party games, we had approximately 162,000 active paying users on a quarterly average basis in 2013, compared to 219,000 active paying users on a quarterly average basis in 2012. The decrease in paying users was due to our old games reaching mature stages and hence attracting less paying users.

Cost of Revenues. Our cost of revenues increased by 5.6% from US$65.1 million in 2012 to US$68.7 million in 2013. This increase was primarily due to a 13.7% increase in the cost of revenues of our Renren segment, offset by a 7.4% decrease in the cost of revenues of our Games segment.

•                  Renren segment. Our Renren segment’s cost of revenues increased by 13.7% from US$40.0 million in 2012 to US$45.4 million in 2013. The increase was primarily due to an increase of US$4.2 million in commission costs for Woxiu.

•                  Games segment. Our Games segment’s cost of revenues decreased by 7.4% from US$25.1 million in 2012 to US$23.2 million in 2013, primarily due to the decrease in bandwidth and co-location costs by US$1.8 million.

Operating Expenses. Our operating expenses increased by 27.0% from US$158.8 million in 2012 to US$201.7 million in 2013, due to increases in our selling and marketing expenses, general and administrative expenses, and research and development expenses .

•                  Selling and marketing expenses. Our selling and marketing expenses increased by 32.7% from US$50.1 million in 2012 to US$66.4 million in 2013. This increase was primarily due to an increase of US$6.9 million in advertising and promotional expenses for our games, an increase of US$3.3 million in promotion expenses for 56.com, and an increase of US$1.2 million in promotional expenses for our Renren brand.

•                  Research and development expenses. Our research and development expenses increased by 9.3% from US$73.6 million in 2012 to US80.5 million in 2013. This increase was primarily due to an 10.2% increase in salaries and other benefits for research and development personnel, from US$57.8 million in 2012 to US$63.7million in 2013. The increase in salaries and other benefits for these personnel was mainly due to our mobile related initiatives.

•                  General and administrative expenses. Our general and administrative expenses increased by 45.6% from US$35.0 million in 2012 to US$51.0 million in 2013. This increase was primarily due to increased share-based compensation charges, expanded gaming operations and increased rent expenses. In particular, salaries and other benefits for our general and administrative personnel increased from US$19.5 million in 2012 to US$33.5 million in 2013, resulting primarily from increased share-based compensation charges as well as increased personnel expenses due to the expansion of our business.

Exchange (Loss) Gain on Dual Currency Deposit / Offshore Bank Accounts. We had an exchange gain of US$1.5 million on offshore RMB deposits in 2013, compared with an exchange loss of US$1.8 million on offshore bank deposits in 2012.

Interest Income. Interest income was US$12.8 million in 2013, as compared to interest income of US$20.0 million in 2012. The interest income for both years was primarily interest on term deposits at commercial banks. The decrease in interest income was due to the cash balances decreased from 2012 to 2013 as well as a general decrease in interest yield for our offshore bank deposits.

Realized Gain on Short-term Investments. Realized gain on short-term investments was US$56.0 million in 2013, compared to US$4.3 million in 2012. The realized gain on short-term investments in 2013 was mainly due to proceeds from sales of marketable securities.

Impairment of short-term investments. We have disposed a portion of our corporate bonds investments at a loss in January and February 2014, resulted in an indicator that on December 31, 2013 we did not have the intent to hold these corporate bonds until forecasted recovery and accordingly an impairment loss of US$2.1 million was recognized, represented the difference between these corporate bonds’ cost and their fair value at the balance sheet date.

Impairment of equity method investments. Impairment charge of US$19.0 million and US$4.0 million for our equity method investment in Mapbar Technology Ltd and Gaoxue Network Technology (Shanghai) Co Ltd was charged in 2013, respectively. These impairment charges were due to their decrease in fair value because of intensified competition and worsening financial performance.

Gain on deconsolidation of the subsidiaries. Gain on deconsolidation of the subsidiaries was US$132.7 million in 2013, due primarily to the one time gain from the deconsolidation of Nuomi.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011.

Net Revenues. Our net revenues increased by 43.2% from US$111.5 million in 2011 to US$159.6 million in 2012. This increase was primarily due to the 113.5% increase in the net revenues of our Games segment

•                  Renren segment. Our Renren segment’s net revenues increased by 0.8% from US$69.6 million in 2011 to US$70.2 million in 2012. The modest increase in our Renren segment’s net revenues was primarily due to Woxiu services on 56.com, which increased from US$0.7 million in 2011 to US$7.2 million in 2012, and to a lesser extent, VIP memberships revenue from renren.com. Online advertising revenues however decreased by 10.2% from US$59.6 million in 2011 to US$53.5 million in 2012. The decrease was an overall result of a weaker macroeconomic environment, increased competition and the continuing shift of our traffic from PC to mobile. The majority of our Renren users’ time on our SNS service is now spent on mobile, from which we do not currently monetize meaningful amounts of online advertising revenue. Due to these factors tempering demand for our online advertising services, the number of our brand advertisers decreased from 301 in 2011 to 277 in 2012 and the average annual spending by our brand advertisers decreased from approximately US$181,000 in 2011 to approximately US$165,000 in 2012. The number of our activated users increased from approximately 147 million as of December 31, 2011 to approximately 178 million as of December 31, 2012. Our monthly unique log-in users increased from 38 million in December 2011 to 56 million in December 2012.

•                  Games segment. Our Games segment’s net revenues increased by 113.5% from US$41.9 million in 2011 to US$89.5 million in 2012, primarily driven by our in-house developed cross-platform games. The number of in-house developed games we offered increased from 10 as of December 31, 2011 to 15 as of December 31, 2012. Including both in-house developed and third party games, we had approximately 219,000 active paying users on a quarterly average basis in 2012, compared to 243,000 active paying users on a quarterly average basis in 2011. The decrease in paying users resulted from the decrease of paying users on third party games, partially offset by the increase of paying users on our in-house developed games.

Cost of Revenues. Our cost of revenues increased by 154.2% from US$25.6 million in 2011 to US$65.1 million in 2012. This increase was primarily due to a 270.5% increase in the cost of revenues of our Renren segment, as well as to a 69.5% increase in the cost of revenues of our Games segment.

•                  Renren segment. Our Renren segment’s cost of revenues increased by 270.5% from US$10.8 million in 2011 to US$40.0 million in 2012. This increase was primarily due to a 163.8% increase in bandwidth and co-location costs for 56.com and renren.com, from US$7.1 million in 2011 to US$18.8 million in 2012; an increase in salaries and benefits from US$0.7 million in 2011 to US$3.6 million in 2012 mainly from the hiring of employees for the expansion of Woxiu; an increase in direct advertisement cost from US$1.0 million in 2011 to US$4.9 million in 2012; an increase in other cost of revenues from US$2.0 million in 2011 to US$8.7 million in 2012 due mainly to the increase in depreciation of servers and equipment; and the US$4.0 million commission paid to performers of Woxiu in 2012.

•                  Games segment. Our Games segment’s cost of revenues increased by 69.5% from US$14.8 million in 2011 to US$25.1 million in 2012. This increase was primarily due to an increase in salaries and benefits from US$4.8 million in 2011 to US$10.3 million in 2012 resulted from the hiring of more game masters; and an increase in the direct game costs from US$1.6 million in 2011 to US$5.1 million in 2012.

Operating Expenses. Our operating expenses increased by 74.4% from US$91.1 million in 2011 to US$158.8 million in 2012, due to increases in our research and development expenses, selling and marketing expenses and general and administrative expenses.

•                  Selling and marketing expenses. Our selling and marketing expenses increased by 33.0% from US$37.7 million in 2011 to US$50.1 million in 2012. This increase was primarily due to an increase of US$4.5 million in salaries and other benefits for our expanded sales and marketing personnel, an increase of US$2.9 million in advertising expenses for our games, and an increase of US$1.6 million in promotion expenses for 56.com.

•                  Research and development expenses. Our research and development expenses increased by 96.8% from US$37.4 million in 2011 to US73.6 million in 2012. This increase was primarily due to a 109.4% increase in salaries and other benefits for research and development personnel, from US$27.6 million in 2011 to US$57.8 million in 2012. The increase in salaries and other benefits for these personnel was mainly due to an increase in headcount to further expand our research and development capabilities, particularly for our mobile related initiatives.

•                  General and administrative expenses. Our general and administrative expenses increased by 125.7% from US$15.5 million in 2011 to US$35.0 million in 2012. This increase was primarily due to the growth of the size of our company and our expanded business operations. In particular, salaries and other benefits for our general and administrative personnel increased from US$8.8 million in 2011 to US$19.5 million in 2012, resulting primarily from increased share-based compensation charges as well as an increased headcount due to the expansion of our business and expenses associated with our reporting obligations as a public company.

Exchange (Loss) Gain on Dual Currency Deposit / Offshore Bank Accounts. We had an exchange loss of US$1.8 million on offshore RMB deposits in 2012, compared with an exchange gain of US$7.8 million on dual currency deposits in 2011.

Interest Income. Interest income was US$20.0 million in 2012, as compared to interest income of US$9.6 million in 2011. The interest income for both years was primarily interest on term deposits at commercial banks, the cash balances of which increased significantly from 2011 to 2012.

Realized Gain on Short-term Investments. Realized gain on short-term investments was US$4.3 million in 2012, compared to US$50.9 million in 2011. The realized gain on short-term investments in 2012 was due to proceeds from sales of marketable securities and option strategies relating to those marketable securities.

Discussion of Segment Operations

We had two reportable segments as of December 31, 2013, our Renren segment and our Games segment. Our Renren segment offers social networking services, online video and other internet value added services. Our Games segment offers online gaming services.

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	Year ended December 31, 2011
	Renren	Games	Total
Net revenues	$69,608	$41,902	$111,510
Cost of revenues	(10,784)	(14,810)	(25,594)
Operating expenses	(64,075)	(26,977)	(91,052)
Operating (loss) income	(5,251)	115	(5,136)
Net income from continuing operations	65,977	71	66,048
Net (loss) from discontinued operations	(720)	—	(720)
Net income	65,257	71	65,328

	Year ended December 31, 2012
	Renren	Games	Total
Net revenues	$70,180	$89,455	$159,635
Cost of revenues	(39,960)	(25,103)	(65,063)
Operating expenses	(119,943)	(38,814)	(158,757)
Operating (loss) income	(89,723)	25,538	(64,185)
Net (loss) income from continuing operations	(73,257)	25,715	(47,542)
Net (loss) from discontinued operations	(216)	—	(216)
Net (loss) income	(73,473)	25,715	(47,758)
Total assets	$1,104,989	$72,953	$1,177,942

	Year ended December 31, 2013
	Renren	Games	Total
Net revenues	$71,218	$85,473	$156,691
Cost of revenues	(45,452)	(23,244)	(68,696)
Operating expenses	(132,706)	(68,949)	(201,655)
Operating loss	(106,940)	(6,720)	(113,660)
Net (loss) from continuing operations	(33,043)	(6,644)	(39,687)
Net income from discontinued operations	131,706	—	131,706
Net income (loss)	98,663	(6,644)	92,019
Total assets	$1,344,327	$41,359	$1,385,686

We have retrospectively adjusted our segment information for all periods presented to reflect the change in segment reporting. These adjustment are reflected in the discussion of segment results for comparison to prior year results.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

Prior to our initial public offering and concurrent private placement in May 2011, we financed our operations primarily through issuance and sale of preferred shares and warrants to investors in private placements and, to a much lesser extent, from cash generated from our operating activities. As of December 31, 2013, we had US$647.0 million in cash and cash equivalents and term deposits. We believe the remaining unused cash we received from our initial public offering and concurrent private placement in May 2011 will provide us with sufficient capital to meet our anticipated cash needs for the next 12 months. If we have additional liquidity needs in the future, we may obtain additional financing, including equity offering and debt financing in capital markets, to meet such needs. However, we cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Although we consolidate the results of Qianxiang Wangjing, Qianxiang Changda, Wole Shijie and Renren Games, our access to cash balances or future earnings of these entities is only through our contractual arrangements with these entities and their respective shareholders and subsidiaries. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31
	2011	2012	2013
Net cash used in operating activities	$(3,200)	$(11,087)	$(73,035)
Net cash provided by (used in) investing activities	(800,899)	(12,742)	20,065
Net cash (used in) provided by financing activities	950,792	(53,892)	(1,033)
Net (decrease) increase in cash and cash equivalents	146,693	(77,721)	(54,003)
Cash and cash equivalents at the beginning of the year	136,063	284,643	207,438
Effect of exchange rate changes	1,887	516	873
Cash and cash equivalents at the end of the year	$284,643	$207,438	$154,308

Operating Activities

Net cash used in operating activities consisted primarily of our net income or loss as adjusted by our gain on short-term investments, depreciation of servers and other equipment, share-based compensation and non-cash adjustments, such as exchange loss on dual currency deposit/offshore bank accounts as well as earnings (loss) in equity method investments, and further adjusted by changes in assets and liabilities, such as accounts receivable, accrued expenses and other liabilities and prepaid expenses and other current assets. The major factors affecting our operating cash flows is the timing of cash receipts from sales of our services, the cash settlement for our accounts payable and accrued expenses and the prepayment to merchants for our social commerce services, which have been discontinued in October 2013.

Net cash used in operating activities amounted to US$73.0 million in 2013, compared to a net income of US$63.6 million. The principal items accounting for the difference between our net income and our net cash used in operating activities in 2013 were related to our investing activities, including our gain on deconsolidation of subsidiaries of $132.7 million, gain on short-term investments of US$56.0 million and net earnings in equity method investments of US$20.3 million, partially offset by impairment of equity method investments of US$23.0 million, depreciation and amortization of US$19.2 million and share-based compensation expenses of US$16.1 million.

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

Net cash used in operating activities amounted to US$3.2 million in 2011. Our net cash used in operating activities in 2011 reflected net income of US$41.0 million, adjusted primarily by gain on short-term investments of US$50.9 million, depreciation and amortization of US$8.6 million, impairment on intangible assets of US$2.4 million, exchange gain on dual currency deposit/offshore bank accounts of US$7.8 million and share-based compensation expense of US$5.5 million. Additional factors affecting operating cash flow included a decrease in operating assets and liabilities of US$1.6 million.

Investing Activities

Net cash provided by or used in investing activities largely reflects our investment in term deposits, our purchases and sales of short-term investments and our capital expenditures.

Net cash provided by investing activities amounted to US$20.1 million in 2013, due mainly to a net withdrawal in term deposits of $58.2 million, proceeds from sales of short-term investments of US$119.0 million, partially offset by US$88.7 million in purchase of short-term investments. Moreover, in 2013 we have also invested an additional US$20.0 million in our equity method investment, Japan Macro Fund, and paid US$29.1 million for purchase of equipment and property.

Net cash used in investing activities amounted to US$12.7 million in 2012, primarily attributable toUS$140.7 million in purchase of short-term investments, US$65.2 million in purchase of long-term investments, and US$39.6 million in purchases of equipment and property, partially offset by a net withdrawal of US$150.9 million in term deposits and US$81.1 million in proceeds from the sale of short-term investments. The purchase of long-term investments related primarily to an equity investment of US$49.0 million in Social Finance Inc. and the purchase of US$10.0 million in 20-year notes from SoFi Lending Corp., a subsidiary of Social Finance Inc.

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

Financing Activities

Net cash used in financing activities was US$1.0 million in 2013, primarily attributable to US$55.6 million used to repurchase our ordinary shares and US$10.9 million deposits paid for share repurchase, offset substantially by US$60.9 million in proceeds from a promissory note issued to Nuomi, which is interest free, without fixed repayment schedule and due in October 2023.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China principally through three sets of contractual arrangements, namely (i) a set of contractual arrangements between our wholly owned PRC subsidiary, Qianxiang Shiji, its consolidated affiliated entity, Qianxiang Tiancheng, and its shareholders, (ii) a set of contractual arrangements between our wholly owned PRC subsidiary, Wole Technology, its consolidated affiliated entity, Qianjun Technology, and its shareholders, and (iii) a set of contractual arrangements between our wholly owned PRC subsidiary, Renren Network, its consolidated affiliated entity, Renren Games, and its shareholders. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for a summary of these contractual arrangements. For each of the three years ended December 31, 2013, revenues from our consolidated affiliated entities constituted substantially all of our total consolidated net revenues.

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

After Qianxiang Wangjing and Qianxiang Changda make appropriations for their respective statutory reserves and retain any profits, each of their remaining net profits are distributable to their sole shareholder, Qianxiang Tiancheng, in the form of an RMB dividend; after Wole Shijie makes appropriations for its statutory reserves and retains any profits, its remaining net profits are distributable to its sole shareholder, Qianjun Technology, in the form of an RMB dividend. Pursuant to the contractual arrangements between Qianxiang Tiancheng and Qianxiang Shiji, Qianxiang Tiancheng’s earnings and cash (including dividends received from its subsidiaries) are used to pay service and license fees in RMB to Qianxiang Shiji, in the manner and amount set forth in these agreements. There are similar contractual arrangements between Wole Technology and Qianjun Technology, and between Renren Network and Renren Games. After paying the withholding taxes applicable to Qianxiang Shiji’s, Wole Technology’s and Renren Network’s respective revenues and earnings, making appropriations for their respective statutory reserve requirements and retaining any profits from accumulated profits, the remaining net profits of Qianxiang Shiji, Wole Technology and Renren Network would be available for distribution to us through the respective offshore holding companies through which we respectively own Qianxiang Shiji, Wole Technology and Renren Network, although we have not, and do not have, any present plan to make such distributions. As of December 31, 2013, the net assets of Qianxiang Shiji, Wole Technology, Renren Network and our consolidated affiliated entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate US$6.7 million, and the net assets of Qianxiang Shiji, Wole Technology, Renren Network and our consolidated affiliated entities which were unrestricted and thus available for distribution was in aggregate US$1.3 billion. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations” for more information.

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

Capital Expenditures

We made capital expenditures of US$19.3 million, US$40.7 million and US$30.4 million in 2011, 2012 and 2013, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business, and purchase of real estate. In 2012, we purchased an office building in Shanghai for RMB201.1 million (US$32.1 million). RMB100.5 million of the purchase price was paid in 2012 and the other RMB100.6 million (US$16.3 million) was paid in 2013. We expect to incur capital expenditures of up to approximately US$23.0 million in 2014, which will be primarily used to purchase additional servers and computers, improve our new office leaseholds, purchase real estate, and expand our network infrastructure to support the growth of our business.

C.                                    Research and Development, Patents, and Licenses, etc.

Research and Development

Our research and development efforts focus on developing and improving the scalability, features and functions of each of our websites, services and applications, especially mobile applications. We have a large team of engineers and developers, which accounted for over 50% of our employees as of December 31, 2013. Most of our engineers and developers are based at our headquarters in Beijing, and we also have a team of engineers and developers for 56.com who are based in Guangzhou.

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

Our research and development expenses primarily include salaries and benefits for our research and development personnel and depreciation of related PC and servers. We incurred US$37.4 million, US$73.6 million and US$80.5 million of research and development expenses in 2011, 2012 and 2013, respectively.

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

“人人  ”, “56.com 我乐”, “我乐”, and “经纬” are registered trademarks in China. We have also applied with the Trademark Office to register additional trademarks and logos, including . We have applied for patents relating to our technologies, among which we have been granted a patent for systems and methods for accelerating content downloads. We have registered the top level domain name .ren and domain names including renren.com, xiaonei.com, jingwei.com, chewen.com and 56.com. In addition, we maintain 54 software copyright registrations, including those in connection with our games. We own the copyrights to the games we have developed. Our employees sign confidentiality and non-compete agreements when hired.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. From time to time we enter into derivative contracts, including derivatives that are solely for our own treasury investment purposes and not related to our business operating activities. As of the date of this annual report, we have a total of 17 swaption contracts on Japanese yen interest rates outstanding with expiration dates ranging from the third quarter of 2014 to the second quarter of 2016, for which we paid a total of $34.0 million in premiums. Upon the maturity date of a swaption contract, if the prevailing rate for Japanese yen interest rate swaps is higher than the strike rate of the contract, then we will have the right to enter into an underlying swap and immediately receive an amount with reference to the discounted cash flows of the underlying swap as settlement of the contract; otherwise, the contract will expire unexercised and we will lose the premium paid for the contract. We have also entered into other derivatives that are not reasonably likely to have a material effect on investors in our ordinary shares or ADSs. We mark our derivatives positions to market each quarter and gains and losses are reflected in our results of operations. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of US$)
Operating lease obligations(1)	$40,554	$25,763	$14,791	—	—
Capital obligations(2)	2,340	2,340	—	—	—
TOTAL	$42,894	$28,103	$14,791	—	—

(1)         We lease facilities and offices under non-cancelable operating lease agreements. In addition, we pay telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers under non-cancelable agreements, which are treated as operating leases.

(2)         Capital obligations represent commitments for the purchase of office equipment.

G.                                   Safe Harbor

See “Forward Looking Statements” on page 1 of this annual report.

Item 6.                                 Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Joseph Chen	44	Chairman, Chief Executive Officer
James Jian Liu	41	Director, Chief Operating Officer
Katsumasa Niki	46	Director
David K. Chao	47	Independent Director
Matthew Nimetz	74	Independent Director
Stephen Murphy	57	Independent Director
Chuanfu Wang	48	Independent Director
Hui Huang	41	Chief Financial Officer
Jing Huang	32	Vice President for Renren SNS
Lillian Liu	49	Senior Vice President for HR
Cao Miao	35	Vice President for Sales
Ripley Hu	36	Vice President of Marketing
Juan Zhou	38	Vice President for 56.com

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

James Jian Liu has served as our director since January 2008 and chief operating officer since February 2006. Mr. Liu is also acting as our interim Vice President for Games. Before joining our company, he was the co-founder and chief executive officer of UUMe.com, one of the earliest social networking service websites in China. He served as product management director at Fortinet in its early years and held a senior product manager role at Siebel Systems. Mr. Liu started his career as a management consultant with the Boston Consulting Group in China. Mr. Liu holds a bachelor’s degree in computer science from Shanghai Jiao Tong University and a M.B.A. degree from Stanford University, where he was an Arjay Miller Scholar.

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

Jing Huang is a vice president for our company in charge of Renren SNS. He joined the company in 2003 upon graduation from Tsinghua University with a bachelor’s degree in computer science.

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

Miao Cao has served as the vice president of sales of our company since 2013. He joined our company in 2004 and has since held various sales positions. Prior to joining our company, Mr. Cao worked at Shun Tak Holding Limited, a company listed on the Hong Kong Stock Exchange, and Clevo Co., a company listed on the Taiwan Stock Exchange. Mr. Cao received a bachelor’s degree in Economics from the Shanghai University of International Business and Economics in 1999.

Ripley Hu has served as the vice president of marketing of our company since 2013. Prior to joining our company, Mr. Hu co-founded Tuan800.com, one of China’s largest group-buying aggregator websites. He also oversaw the marketing functions of Youdao Search at Netease from 2006 to 2010. From 2002 to 2006, Mr. Hu served as an account director and PR consultant in Ogilvy China, providing brand marketing and public relations communication services to various corporate clients. Mr. Hu graduated from Tsinghua University with a bachelor’s degree in computer science in 2000.

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

B.                                    Compensation

For the year ended December 31, 2013, we paid an aggregate of approximately US$1.3 million in cash to our executive officers and non-executive directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. In 2013, our PRC subsidiaries accrued in aggregate US$85 thousand worth of such benefits for our executive officers.

For the year ended December 31, 2013, we did not grant any restricted Class A ordinary shares to our executive officers or non-executive directors and we recorded nil share-based compensation expense for grants of restricted shares to our executive officers and non-executive directors for the year ended December 31, 2013. In addition, for the year ended December 31, 2013, we granted share options to our executive officers and non-executive directors representing the right to acquire a total of 6,900,000 and 930,000 Class A ordinary shares, respectively, and recorded a total share-based compensation expense of US$7.7 million for grants of share options to our executive officers and non-executive directors for the year ended December 31, 2013. For more information, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Equity Incentive Plans”.

Equity Incentive Plans

Since February 27, 2006, we have adopted four equity incentive plans for Renren Inc. and one equity incentive plan for Link224 Inc., a subsidiary within the Game segment, to motivate, retain and attract the best personnel and promote the success of our business. Specifically, Renren Inc. adopted the 2006 Equity Incentive Plan on February 27, 2006; the 2008 Equity Incentive Plan on January 31, 2008; the 2009 Equity Incentive Plan on October 15, 2009; and the 2011 Share Incentive Plan on April 14, 2011. We refer to these four incentive plans adopted by Renren Inc. collectively as the Plans. Our board of directors authorized the issuance and reservation of up to 97,430,220 ordinary shares under the 2006 Equity Incentive Plan, 30,529,630 ordinary shares under the 2008 Equity Incentive Plan, 40,000,000 ordinary shares under the 2009 Equity Incentive Plan, and 65,014,158 ordinary shares under the 2011 Share Incentive Plan. As of February 28, 2014, options to purchase 5,185,105 ordinary shares were outstanding under the 2006 Equity Incentive Plan, options to purchase 2,439,698 ordinary shares were outstanding under the 2008 Equity Incentive Plan, 1,451,028 restricted share units and options to purchase 10,769,234 ordinary shares were outstanding under the 2009 Equity Incentive Plan and 168,000 restricted share units and options to purchase 39,664,797 ordinary shares were outstanding under the 2011 Share Incentive Plan.

The following table summarizes the outstanding share options granted to certain of our directors, executive officers and other individuals under the Plans as of February 28, 2014.

Name	Number of Ordinary Shares Underlying Outstanding Options(1)	Exercise Price (US$/Share)(1)		Grant Date		Expiration Date
Joseph Chen	16,800,000	1.10		April 5, 2012		April 4, 2022
	3,150,000	0.983		March 22, 2013		March 21, 2023
James Jian Liu	*	1.10		April 5, 2012		April 4, 2022
	*	0.983		March 22, 2013		March 21, 2023
David K. Chao	*	1.10		April 5, 2012		April 4, 2022
	*	0.983		March 22, 2013		March 21, 2023
Matthew Nimetz	*	1.20		January 4, 2011		January 3, 2021
	*	1.10		April 5, 2012		April 4, 2022
	*	0.983		March 22, 2013		March 21, 2023
Stephen Murphy	*	1.10		April 30, 2012		April 29, 2022
	*	0.983		March 22, 2013		March 21, 2023
Chuanfu Wang	*	1.10		June 14, 2012		June 13, 2022
	*	0.983		March 22, 2013		March 21, 2023
Hui Huang	*	1.10		April 5, 2012		April 4, 2022
	*	0.983		March 22, 2013		March 21, 2023
Lillian Liu	*	1.10		December 28, 2012		December 27, 2022
	*	0.983		March 22, 2013		March 21, 2023
Jing Huang	*	1.10		April 5, 2012		April 4, 2022
	*	0.983		March 22, 2013		March 21, 2023
Miao Cao	*	0.18		March 2, 2006		March 1, 2016
	*	0.18		October 9, 2007		October 8, 2017
	*	0.18		January 31, 2008		January 31, 2018
	*	0.18		October 15, 2009		October 14, 2019
	*	1.20		January 4, 2011		January 3, 2021
	*	1.087		August 30, 2013		August 30, 2023
Ripley Hu	*	1.087		August 30, 2013		August 30, 2023
Other individuals as a group	25,328,834		(2)		(2)		(3)

*      The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

(1)             The number of share options granted and exercise prices in this table, including footnote 2, gives effect to the ten-for-one share split that became effective on March 25, 2011.

On December 28, 2012, we modified the exercise price of the outstanding share options granted that had exercise prices of US$4.00 per ADS or higher, reducing them uniformly to US$3.30 per ADS ($1.10 per ordinary share), which was the closing price of our ADS on the modification date. Options exercisable for a total of 27,480,309 ordinary shares were modified. The total incremental cost as a result of the modification was US$4.3 million, of which US$0.9 million and US$1.1 million was recognized as share-based compensation expense in 2012 and 2013 respectively, and the remaining balance will be amortized over the expected requisite service period.

(2)             We granted share options to other individuals on the following dates and at the following exercise prices: (i) on March 2, 2006, 1,079,400 options with an exercise price of US$0.001 per share; (ii) on March 2, 2006, 10,204,000 options and on October 9, 2007, 700,000 options, each with an exercise price of US$0.08 per share; (iii) on March 2, 2006, 4,568,670 options and on October 21, 2010, 179,450 options, each with an exercise price of US$0.10 per share; (iv) on March 2, 2006, 18,246,960 options, on October 9, 2007, 21,922,000 options, on January 31, 2008, 14,759,500 options, on October 15, 2009, 17,944,000 options, on March 10, 2010, 300,000 options, on June 1, 2010, 490,000 options and on October 21, 2010, 11,180 options, each with an exercise price of US$0.18 per share; (v) on March 2, 2006, 1,243,880 options with an exercise price of US$0.20 per share; (vi) on October 9, 2007, 100,000 options with an exercise price of US$0.26 per share; (vii) on October 9, 2007, 300,000 options with an exercise price of US$0.28 per share; (viii) on October 9, 2007, 100,000 options with an exercise price of US$0.30 per share; (ix) on October 9, 2007, 925,000 options with an exercise price of US$0.35 per share; (x) on October 9, 2007, 220,000 options with an exercise price of US$0.38 per share; (xi) on December 2, 2013, 2,755,500 options with an exercise price of US$0.94 per share; (xii) on May 17, 2013, 3,060,000 options with an exercise price of US$0.95 per share; (xiii) on March 22, 2013, 2,637,000 options with an exercise price of US$0.983 per share (xiv) on April 18, 2011, 3,346,500 options, on September 23, 2011, 519,000 options, on December 28, 2011, 1,639,107 options, on April 5, 2012, 1,476,000 options, on December 28, 2012, 3,203,400 options, each with an exercise price of 1.10 per share; (xv) on January 4, 2011, 11,628,500 options with an exercise price of US$1.20 per share; and. As of February 28, 2014, 98,230,213 options had been forfeited, cancelled or exercised.

(3)             Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

The following table summarizes the outstanding restricted share units granted to one of our executive officers and certain other individuals under the Plans adopted by Renren Inc. as of February 28, 2014:

Name	Number of Ordinary Shares Underlying Restricted Share Units Outstanding	Grant Date
Juan Zhou	*	December 28, 2011
Other individuals as a group	22,536	September 23, 2011
Other individuals as a group	1,103,460	December 28, 2011
Other individuals as a group	168,000	March 22, 2013

*      The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

On April 1, 2013, our board of directors authorized Link224 Inc. to adopt the 2013 Share Incentive Plan for issuance and reservation of up to 13,005,529 ordinary shares of Link224 Inc. specifically for employees of our Games segment. On the same date Link224 Inc. granted 11,630,000 options to individuals including Mr. Joseph Chen and Mr. James Jian Liu, with an exercise price US$0.01 per ordinary share of Link224 Inc. No grantee’s aggregate beneficial ownership of the company exceeded 1% of the total outstanding shares of Link224 Inc. As of February 28, 2014, options to purchase 8,571,291 ordinary shares of Link224 Inc. were outstanding under the 2013 Share Incentive Plan.

Principal Terms of 2006, 2008 and 2009 Equity Incentive Plans adopted by Renren Inc.

The principal terms of the 2006 Equity Incentive Plan, the 2008 Equity Incentive Plan and the 2009 Equity Incentive Plan are substantially the same. The following paragraphs summarize the principal terms of these three plans and, unless otherwise specified below, the following summary applies to each of these plans.

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

Amendment and Termination. Our board of directors may at any time by resolutions amend the plans, subject to certain exceptions. Unless earlier terminated by the board or directors, the 2006 Equity Incentive Plan will terminate on September 15, 2013, the 2008 Equity Incentive Plan will terminate on September 15, 2013, and the 2009 Equity Incentive Plan will terminate on December 31, 2019. In each case, grants made before the termination date will continue to be effective in accordance with their terms and conditions.

Principal Terms of the 2011 Share Incentive Plan adopted by Renren Inc.

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

Principal Terms of the 2013 Share Incentive Plan Adopted by Link224 Inc.

The following paragraphs describe the principal terms of our 2013 Share Incentive Plan:

Types of Awards and Exercise Prices. The plan permits the grant of options to purchase the ordinary shares and restricted shares and restricted share units of Link224 Inc. as deemed appropriate by the plan administrator.

•                  Options. Options provide for the right to purchase a specified number of the ordinary shares of Link224 Inc. at a specified price during specified time periods, and usually will become exercisable in the discretion of the plan administrator in one or more installments after the grant date. Options include incentive share options, which are share options which satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, and non-qualified share options, which do not satisfy these requirements. The exercise price of an option shall be determined by the plan administrator and set forth in the award agreement.

•                  Restricted Shares. A restricted share award is the grant of the ordinary shares of Link224 Inc. which are subject to certain restrictions or limitations set forth in the plan or in the related award agreement. Unless otherwise determined by the plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by Link224 Inc. upon termination of employment or services during the applicable restricted period. The exercise price of restricted share options may be determined by the plan administrator in the award agreement.

•                  Restricted Share Units. Restricted share units represent the right to receive the ordinary shares of Link224 Inc. at a specified date in the future. On the maturity date specified by the plan administrator, Link224 Inc. will transfer to the participant one unrestricted, fully transferable share for each restricted share unit.

Plan Administration. The plan will be administered by the board of directors of Link224 Inc., or a committee with one or more members of the board to whom the board of Link224 Inc. shall delegate with the authority to grant or amend awards to participants other than senior executives. A majority of the committee shall constitute a quorum. With respect to the awards granted to independent directors, the plan administrator shall be the board of directors. The plan administrator will determine the terms and conditions of each award grant.

Awards and Award Agreement. Awards granted under the plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. The awards may grant to employees, directors and consultants of Link224 Inc. and its subsidiaries, as determined by the plan administrator.

Term of the Awards. The term of each award grant shall be determined by the plan administrator.

Vesting Schedule. In general, the plan administrator determines, or the award agreement specifies, the vesting schedule.

Transfer Restrictions. Except as otherwise provided by the plan administrator, an award may not be transferred or otherwise disposed of by a participant other than by will or the laws of descent and distribution. The plan administrator by express provision in the award or an amendment may permit an award (other than an incentive share option) to be transferred to or exercised by certain persons or entities related to the participant.

Amendment and Termination of the Plan. With the approval of our board, the plan administrator may at any time amend, modify or terminate the plan, subject to certain exceptions.

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

D.                                    Employees

We had 2,456, 3,211 and 2,442 full-time employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth the number of our employees by function as of December 31, 2013:

Functional Area	Number of Employees	% of Total
Management and administration	336	14%
Sales and marketing	487	20%
Operations	390	16%
Research & development	1,229	50%
Total	2,442	100%

As of December 31, 2013, we had 1841 employees located in Beijing, 292 employees located in Guangzhou and 309 employees located in other cities in China.

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (including Class A ordinary shares represented by our ADSs), as of February 28, 2014, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,077,398,238 ordinary shares outstanding as of February 28, 2014, including 772,009,788 Class A ordinary shares and 305,388,450 Class B ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%(1)	% of Voting Power(2)
Directors and Executive Officers:
Joseph Chen(3)	279,512,095	25.7	47.2
James Jian Liu(4)	34,349,485	3.2	0.9
Katsumasa Niki(5)	*
David K. Chao(6)	90,084,434	8.4	2.4
Matthew Nimetz(7)	*
Stephen Murphy(8)	*
Chuanfu Wang(9)	*
Hui Huang(10)
Jing Huang(10)	*
Cao Miao(10)	*
Lillian Liu(10)	*
Jing Huang	*
Ripley Hu(10)	*
Juan Zhou(10)	*
All directors and executive officers as a group(11)	410,469,366	37.6	50.6

Principal Shareholders:
SB Pan Pacific Corporation and affiliate(12)	405,388,451	37.6	42.4
Joseph Chen(3)	279,512,095	25.7	47.2
DCM and affiliates(13)	87,929,871	8.2	2.3

*    Less than 1% of our total outstanding ordinary shares.

(1)         For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of February 28, 2013.

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

(3)         Represents (i) 170,258,970 Class B ordinary shares held by Mr. Joseph Chen, (ii) 100,000,000 Class A ordinary shares held by Mr. Joseph Chen, and (iii) 9,253,125Class A ordinary shares issuable upon exercise of options held by Mr. Chen that that are exercisable within 60 days after February 28, 2013. See the two paragraphs following this table for more information on Class A and Class B ordinary shares. The business address of Mr. Chen is 1/F, North Wing, 18 Jiuxianqiao Middle Road, ChaoYang District, Beijing, 100016, People’s Republic of China.

(4)         Represents (i) 31,365,110 Class A ordinary shares held by Mr. James Jian Liu and (ii) 2,984,375 Class A ordinary shares issuable upon exercise of options held by Mr. Liu that are exercisable within 60 days after February 28, 2013. , The business address of Mr. Liu is 1/F, North Wing, 18 Jiuxianqiao Middle Road, Chao Yang District, Beijing, 100016, People’s Republic of China.

(5)         The business address of Mr. Niki is c/o SoftBank Corp., 1-9-1 Higashi-shimbashi, Minato-ku, Tokyo, 105-7303, Japan.

(6)         Represents (i) 1,958,000 Class A ordinary shares held by Mr. David Chao, (ii) 196,563 Class A ordinary shares issuable upon exercise of options held by Mr. Chao that are exercisable within 60 days after February 28, 2013 and (iii) 87,929,871 Class A ordinary shares held by DCM and affiliates. DCM Investment Management III, LLC is the general partner of DCM. Mr. David Chao and Mr. Peter W. Moran are the managing members of DCM Investment Management III, LLC. See note 13, below, for more information on the shares held by DCM and affiliates. The business address of Mr. Chao is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025.

(7)         The business address of Mr. Nimetz is Three Pickwick Plaza, Greenwich, Connecticut 06830.

(8)         The business address of Mr. Murphy is Syon Park, Middlesex, TW8 8JF, United Kingdom.

(9)         The business address of Mr. Wang is No. 3009, BYD Road, Pingshan, Shenzhen, 518118, China.

(10)  The business address of this individual is 1/F, North Wing, 18 Jiuxianqiao Middle Road, Beijing, 100016, People’s Republic of China.

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

(13)  The number of ordinary shares beneficially owned is as of December 31, 2011 as reported in a Schedule 13G filed by DCM (as defined below) and affiliates on February 13, 2012, and consists of (i) 81,768,285 Class A ordinary shares which are directly owned by DCM III, L.P. (“DCM III”), (ii) 2,166,501 Class A ordinary shares which are directly owned by DCM III-A, L.P. (“DCM III-A”) and (iii) 3,995,085 Class A ordinary shares which are directly owned by DCM Affiliates Fund III, L.P. (“Aff III”). We refer to DCM III, DCM III-A and Aff III collectively as “DCM.” DCM Investment Management III, LLC (“GP III”) is the general partner of DCM III, DCM III-A and Aff III and may be deemed to have sole power to vote and dispose these Class A ordinary shares respectively held by DCM III, DCM III-A and Aff III, and Mr. David Chao and Mr. Peter W. Moran, the managing members of GP III, may be deemed to have shared power to vote and dispose these Class A ordinary shares. As set forth in note 6 above, Mr. Chao also owns 1,958,000 Class A ordinary shares. The business address of DCM is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025.

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

To our knowledge, as of February 28, 2014, a total of 375,519,003 Class A ordinary shares were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program, and 170,258,970 Class B ordinary shares were held by one record holder in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Item 7.                                 Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to “Item 6.E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with Our Consolidated Affiliated Entities

Please refer to “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

Related Party Transactions with Oak Pacific Holdings and Its Affiliates

The three largest shareholders of Oak Pacific Holdings are Mr. Joseph Chen, our founder, chairman and chief executive officer; James Jian Liu, our director and chief operating officer; and David Chao, our director. Collectively they hold approximately 98.5% of Oak Pacific Holdings. Summarized below are certain transactions our company has had with affiliates of Oak Pacific Holdings in 2012 and 2013.

Gummy Inc.

During 2011 and 2012, we performed certain payment collection services to Gummy Inc., a subsidiary of Oak Pacific Holdings. These services amounted to approximately US$44,000 and US$1,000 for the year ended December 31, 2011 and 2012 respectively. As of December 31, 2013, Gummy Inc. owed our company approximately US$21,000 for these services, which amount was unsecured, non-interest bearing and payable on demand.

Beijing Qian Xiang Hu Lian Technology Development Co., Ltd.

We performed certain back office services for Beijing Qian Xiang Hu Lian Technology Development Co., Ltd., or Hu Lian, which is a subsidiary of Oak Pacific Holdings. These services included provisions of human resources and accounting services and amounted to US$0.3 million, US$0.3 million and US$0.1 million in 2011, 2012 and 2013 respectively. As of December 31, 2013, Hu Lian owed our company US$245,000 for these services, which amount was unsecured, non-interest bearing and payable on demand.

Related Party Transactions with Our Major Shareholder

SBPS

SBPS, an affiliate of SB Pan Pacific Corporation, provided third party collection services for our subsidiary in Japan in 2012 and 2013. These services amounted to approximately US$1.1 million in 2012 and US$1.2 million in 2013. As of December 31, 2013, SBPS owed our subsidiary in Japan US$108,000 for these services, which amount was unsecured, non-interest bearing and payable on demand.

Related Party Transactions with Our Equity Method Investments

Mapbar Technology Limited

In October 2011, we acquired a 35% equity interest in Mapbar Technology Limited, or Mapbar, and accounted for the investment using equity method as we are able to exercise significant influence over Mapbar. Mapbar performed approximately US$76,000, US$304,000 and US$299,000 of location-based services for our company in 2011, 2012 and 2013 respectively. As of December 31, 2013, our company owed Mapbar US$65,000 for these services, which amount was unsecured, non-interest bearing and payable on demand.

Nuomi Holdings Inc.

In October 2013, we deconsolidated Nuomi due to Nuomi’s issuance of new shares to Baidu Holdings Limited in accordance with a share subscription agreement between the Company, Nuomi and Baidu Holdings Limited, resulting in our loss of our controlling financial interest in Nuomi. Resulting from the deconsolidation, all current accounts with Nuomi group companies have been classified as amounts due with related parties. As of December 31, 2013, Nuomi Holdings Inc. owed our company US$175,000 for professional fee our company paid on behalf of Nuomi. Beijing Nuomi Wang Technology Development Co., Ltd, the subsidiary of Nuomi Holdings Inc., owed our company US$61,663,000 resulted from non-interest bearing loan that were provided for its working capital purposes. The amounts are unsecured and non-interest bearing. In October 2013, we also issued a promissory note to Nuomi Holdings Inc. for US$60,884,000 and such balance was outstanding as of December 31, 2013.

Qingting

In October 2013, the Group sold 60% of equity interest in Qingting to an individual and deconsolidated Qingting as it holds no controlling interest any further. During 2013, Qingting provided internet services approximately US$0.1 million for our company. As of December 31, 2013, our company owed Qingting approximately US$112,000 for these services, which amount was unsecured, non-interest bearing and payable on demand.

Social Finance Inc.

In July 2012, we purchased US$10.0 million Series 2012-A Senior Secured Refi Loan Notes issued by SoFi Lending Corp., a subsidiary of Social Finance Inc. Oak Pacific Holdings is a shareholder of Social Finance Inc. and our chairman and chief executive officer, Joseph Chen, is a director of Social Finance Inc. The note has a maturity date of July 3, 2032 and a fixed annual interest rate of 4% with no redemption feature. We received monthly payments, including return of principal of US$414,000 and US$1,353,000 in 2012 and 2013 respectively, and earned interest of US$137,000 and US$248,000, from SoFi Lending Corp. for the years ended December 31, 2012 and 2013 respectively. As of December 31, 2013, the carrying amount of the note was US$8,233,000.

In September 2012, we invested US$49.0 million in newly issued series B preferred shares of Social Finance Inc., concurrently with a group of other investors.

The transactions described above were approved by the independent, disinterested members of our board and the audit committee of the board.

Employment Agreement

Please refer to “Item 6.C—Directors, Senior Management and EmployeesBoard Practices—Employment Agreements.”

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

Our board of directors has complete discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, they will be paid in accordance with Cayman Islands law, which provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that in the case of our share premium account, no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law (2013 Revision) of the Cayman Islands prevents us from offering our shares or securities to individuals within the Cayman Islands, which may limit our ability to distribute a dividend comprised of our shares or other securities. We will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in our registration statement on Form F-1 (File No. 333-173548), as amended, initially filed with the SEC on April 15, 2011. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.                                 The Offer and Listing

A.                                    Offering and Listing Details

See “—C. Markets”

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing three Class A ordinary shares, have been listed on the New York Stock Exchange since May 4, 2011 and trade under the symbol “RENN.” The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated. The last reported closing price for our ADSs on April 25, 2014 was US$3.29 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2012	7.87	3.00
Fiscal Year 2013	4.62	2.52
Quarterly Highs and Lows
First Fiscal Quarter of 2012	6.80	3.39
Second Fiscal Quarter of 2012	7.87	4.19
Third Fiscal Quarter of 2012	4.61	3.51
Fourth Fiscal Quarter of 2012	4.08	3.00
First Fiscal Quarter of 2013	4.02	2.85
Second Fiscal Quarter of 2013	3.46	2.52
Third Fiscal Quarter of 2013	4.62	2.89
Fourth Fiscal Quarter of 2013	4.23	2.76
First Fiscal Quarter of 2014	4.79	3.00
Monthly Highs and Lows
October 2013	4.23	3.26
November 2013	3.62	2.91
December 2013	3.20	2.76
January 2014	3.43	3.00
February 2014	3.88	3.10
March 2014	4.79	3.12
April 2014 (through April 25, 2014)	3.59	3.20

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. As set forth in article 3 of our memorandum of association, the objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands, and 100% of our equity interests in our PRC subsidiaries are held indirectly through our offshore holding companies. Our business operations are principally conducted through our PRC subsidiaries and consolidated affiliated entities. The Enterprise Income Tax Law provides that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%. Under the Enterprise Income Tax Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

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

We believe we were a PFIC for the taxable years ending December 31, 2011, 2012 and 2013. Our PFIC status for the current taxable year will not be determinable until after the close of the current taxable year. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because, as a public company, the value of our assets for this purpose is determined in part by reference to the market prices of our ADSs and outstanding ordinary shares, there can be no assurance that we will not be a PFIC for the current or any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC for the particular year may substantially increase.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In such case, we may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

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

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules the:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  the amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

•                  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for such year and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder may be required to file an annual IRS Form 8621 and other forms as may be required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund.

Medicare Tax

Recently enacted legislation generally imposes a 3.8% tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. holders are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in the ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to their beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on their behalf by a financial institution. Penalties are also imposed if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

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

Item 11.                          Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We had a gain of US$2.0 million on dual currency deposit in 2011, which primarily related to conversion into U.S. dollar of the Japanese yen equivalent of US$198.0 million, which we received upon SoftBank Corp.’s exercise in full of all of their remaining warrants to purchase series D preferred shares. We had a loss of US$1.8 million on foreign currency deposit in 2012, which primarily related to the exchange rate fluctuation of our RMB deposit during the year. In 2013, we had exchange gains on offshore RMB deposits.

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

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

To the extent that we need to convert U.S. dollars, including U.S. dollars we received from our initial public offering, into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. As of December 31, 2013, we had RMB-denominated cash and term deposits totaling US$122.8 million and U.S. dollar-denominated cash and term deposits totaling US$524.2 million.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 4.1%, 2.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2012 and 2013, we received approximately US$2.5 million and US$1.1 million, respectively, net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

We received net proceeds of approximately US$777 million from our initial public offering and the concurrent private placement. For the period from May 4, 2011, the date the F-1 Registration Statement was declared effective by the SEC, to December 31, 2013, we used net proceeds from our initial public offering and the concurrent private placement primarily as follows:

•                  US$3.2 million, US$11.1 million and US$92.2 million used in operating activities during 2011, 2012 and 2013 respectively.

•                  US$79.8 million in the acquisition of 56.com;

•                  US$49.0 million for an equity investment in Social Finance, Inc.;

•                  US$26.6 million for a long-term investment in Mapbar Technology Limited;

•                  US$40.0 million for a long-term investment in Japan Macro Opportunities Offshore Partners, LP;

•                  US$153.6 million for share repurchases;

•                  US$32.1 million for a property purchased in Shanghai;

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our company’s internal control over financial reporting was effective as of December 31, 2013.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Renren Inc.:

We have audited the internal control over financial reporting of Renren Inc. (the “Company”), its subsidiaries, its variable interest entity (“VIEs”) and its VIEs’ subsidiaries (collectively, the “Group”) as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States),the consolidated financial statements as of and for the year ended December 31, 2013 of the Group and our report dated April 29, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 29, 2014

Changes in Internal Control over Financial Reporting

During the process of preparing our consolidated financial statements for the year ended December 31, 2012, a significant deficiency was identified related to the preparation and disclosure of segment reporting information as of December 31, 2012.

During 2013, we performed reviews to determine if any of our operating segments qualified as a reportable segment. This includes review of the internal reports that our CEO, the chief operating decision maker of our business, uses to make decisions about resources allocation and performance assessment of operating segments report to him. If an operating segment meets the quantitative thresholds as required by U.S. GAAP, they became a reportable segment and we establish financial reporting processes that could ensure us to properly disclose the reportable segment’s information. We believe these actions taken have remediated such deficiency and we concluded that, as of December 31, 2013, the above mentioned significant deficiency had been remediated.

Except for the remedial measures described and the significant deficiency identified above, there were no other significant changes in our internal control over financial reporting during the year ended December 31, 2013 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	For the Year Ended December 31,
	2012	2013
	(In thousands of US$)
Audit fees (1)	1,105.2	1,255.5
Tax fees(2)	114.4	—

(1)         “Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.

(2)         “Tax fees” means the aggregate fees billed or payable for tax compliance services, transfer pricing and requests for rulings or technical advice from taxing authorities and tax planning services.

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D.                 Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 29, 2011, our board of directors approved a share repurchase program, whereby our company was authorized to repurchase of up to US$150.0 million of our ADSs during the period from September 29, 2011 through September 28, 2012. The share repurchase program was publicly announced on September 29, 2011. By the completion of the share repurchase program on September 28, 2012, our company purchased a total of 24,173,666 ADSs at an aggregate consideration of US$98.0 million.

On December 26, 2012, we announced that our board of directors authorized the renewal of our company’s share repurchase program dated September 29, 2011 for another 12 months from January 1, 2013 to December 31, 2013. During this 12-month period, our company is authorized, but not obligated, to repurchase up to US$48.2 million of our ADSs, which represents the remaining balance of our previously announced share repurchase plan that ended on September 28, 2012. By the completion of this share repurchase program on June 28, 2013, our company purchased a total of 10,232,271 ADSs at an aggregate consideration of US$30.9 million.

The following table sets forth information about our repurchases made in the year 2013 under the share repurchase programs described in the paragraphs above.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (US$)
Month #1 (January 1, 2013 — January 31, 2013)	—	—	—	48,199,630
Month #2 (February 1, 2013 — February 28, 2013)	293,925	$3.00	293,925	47,319,288
Month #3 (March 1, 2013 — March 31, 2013)	981,650	$2.98	981,650	44,391,518
Month #4 (April 1, 2013 — April 30, 2013)	2,262,651	$2.74	2,262,651	38,202,405
Month #5 (May 1, 2013 — May 31, 2013)	2,704,693	$3.06	2,704,693	29,919,937
Month #6 (June 1, 2013 — June 28, 2013)	3,989,352	$3.16	3,989,352	17,325,577
Total	10,232,271	$3.02	10,232,271

On June 28, 2013, we announced that our board of directors authorized a new share repurchase program for 12 months from June 28, 2013 to June 27, 2014. During this 12-month period, our company is authorized, but not obligated, to repurchase up to US$100 million of our ADSs.

The following table sets forth information about our repurchases made in the year 2013 under the share repurchase program described in the paragraph above.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plan or Program	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plan or Program (US$)
Month #1 (June 28, 2013 — July 27, 2013)	3,572,579	$2.99	3,572,579	89,314,671
Month #2 (July 28, 2013 — August 27, 2013)	132,703	$3.20	132,703	88,889,490
Month #3 (August 28, 2013 — September 27, 2013)	—	—	—	88,889,490
Month #4 (September 28, 2013 — October 27, 2013)	—	—	—	88,889,490
Month #5 (October 28, 2013 — November 27, 2013)	—	—	—	88,889,490
Month #6 (November 28, 2013 — December 31, 2013)	4,940,970	$2.75	4,940,970	75,299,249
Total	8,646,252	$2.86	8,646,252

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

In accordance with Regulation S-X Rule 3-09, the following documents of Japan Macro Opportunities Offshore Partners, L.P are included at the end of this annual report:

•                  financial statements as of and for the year ended December 31, 2011;

•                  financial statements as of and for the year ended December 31, 2012; and

•                  financial statements as of and for the year ended December 31, 2013, and independent auditors’ report.

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

4.7

Business Operations Agreement, dated as of December 23, 2010, between Qianxiang Shiji, Qianxiang Tiancheng and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.8

Amended and Restated Equity Option Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.9

Amended and Restated Equity Interest Pledge Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

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

4.12

Amended and Restated Loan Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.13

Amended and Restated Exclusive Technical Service Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

Exhibit Number	Description of Document
4.14

Amended and Restated Intellectual Property Right License Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.15

Loan Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and Chuan He (incorporated by reference to Exhibit 4.28 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013)

4.16

Loan Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and James Jian Liu (incorporated by reference to Exhibit 4.29 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013)

4.17

Business Operations Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd., Shanghai Renren Games Technology Development Co., Ltd., Chuan He and James Jian Liu (incorporated by reference to Exhibit 4.30 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013)

4.18

Proxy Agreement and Power of Attorney, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd., Shanghai Renren Games Technology Development Co., Ltd., Chuan He and James Jian Liu (incorporated by reference to Exhibit 4.31 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013)

4.19

Spousal Consent issued by Jianghao Leng, as the lawful spouse of Chuan He, and Yan Chen, as the lawful spouse of James Jian Liu, both dated November 30, 2012 (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013)

4.20

Exclusive Technology Support and Technology Service Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and Shanghai Renren Games Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.33 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013)

4.21

Intellectual Property Right License Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and Shanghai Renren Games Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013)

4.22

Equity Interest Pledge Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and Chuan He (incorporated by reference to Exhibit 4.35 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013)

4.23

Equity Interest Pledge Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and James Jian Liu (incorporated by reference to Exhibit 4.36 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013)

4.24

Equity Option Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and Chuan He (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013)

4.25

Equity Option Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and James Jian Liu (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013)

Exhibit Number	Description of Document
4.26	Link224 Inc. 2013 Share Incentive Plan (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013)

4.27*	Share Purchase Agreement by and among the Registrant, Nuomi Holdings Inc. and Baidu Holdings Limited, dated as of August 23, 2013

4.28*	Share Purchase Agreement by and among the Registrant, Nuomi Holdings Inc. and Baidu Holdings Limited, dated as of January 22, 2014

4.29*	Amended and Restated Loan Agreement, dated December 4, 2013, between Beijing Wole Information Technology Co., Ltd. and Huang Hui

4.30*	Amended and Restated Loan Agreement, dated December 4, 2013, between Beijing Wole Information Technology Co., Ltd. and Liu Jian

4.31*

Amended and Restated Business Operations Agreement, dated December 4, 2013, between Beijing Wole Information Technology Co., Ltd., Guangzhou Qianjun Internet Technology Co., Ltd., Huang Hui and Liu Jian

4.32*	Power of Attorney, dated December 4, 2013, by Huang Hui

4.33*	Power of Attorney, dated December 4, 2013, by Liu Jian

4.34*	Spousal Consent issued by Jonathan Gentile Anderson, as the lawful spouse of Huang Hui, and Chen Yan, as the lawful spouse of Liu Jian, both dated December 4, 2013

4.35*	Amended and Restated Exclusive Technical Service Agreement, dated December 4, 2013, between Beijing Wole Information Technology Co., Ltd. and Guangzhou Qianjun Internet Technology Co., Ltd.

4.36*	Amended and Restated Intellectual Property Right License Agreement dated December 4, 2013 between Beijing Wole Information Technology Co., Ltd. and Guangzhou Qianjun Internet Technology Co., Ltd.

4.37*	Amended and Restated Equity Interest Pledge Agreement, dated December 4, 2013, between Beijing Wole Information Technology Co., Ltd. and Huang Hui

4.38*	Amended and Restated Equity Interest Pledge Agreement, dated December 4, 2013, between Beijing Wole Information Technology Co., Ltd. and Liu Jian

4.39*	Amended and Restated Equity Option Agreement, dated December 4, 2013, between Beijing Wole Information Technology Co., Ltd. and Huang Hui

4.40*	Amended and Restated Equity Option Agreement, dated December 4, 2013, between Beijing Wole Information Technology Co., Ltd. and Liu Jian

8.1*	Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of TransAsia Lawyers

15.3*	Consent of Maples and Calder

15.4*	Consent of Deloitte & Touche

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

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
Executive Officer
Date: April 29, 2014

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RENREN INC.

We have audited the accompanying consolidated balance sheets of Renren Inc., and its subsidiaries, its variable interest entities and the subsidiaries of variable interest entities (collectively the “Group”) as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2013.  These consolidated financial statements are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2014

RENREN INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2012	2013
ASSETS

Current assets:
Cash and cash equivalents	$207,438	$154,308
Term deposits	550,000	492,699
Short-term investments	147,045	301,995
Accounts and notes receivable (net of allowances of $556 and $1,143 as of December 31, 2012 and 2013, respectively)	18,402	15,958
Prepaid expenses and other current assets	29,591	34,080
Amounts due from related parties	258	62,411
Equity method investment- current	—	60,508
Deferred tax assets - current	—	628

Total current assets	952,734	1,122,587

Property and equipment, net	32,355	58,560
Intangible assets, net	26,820	27,397
Goodwill	59,673	61,407
Long-term investments	107,597	107,842
Deferred tax assets-non-current	—	1,109
Other non-current assets	22,634	6,784

TOTAL ASSETS	$1,201,813	$1,385,686

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Renren Inc. of $36,454 and $9,002 as of December 31, 2012 and 2013, respectively)	$36,743	$10,170
Accrued expenses and other payables (including accrued expenses and other payables of the consolidated VIEs without recourse to Renren Inc. of $36,892 and $29,463 as of December 31, 2012 and 2013, respectively)	41,608	33,314
Amounts due to related parties (including amount due to a related party of the consolidated VIEs without recourse to Renren Inc. of $77 and $178 as of December 31, 2012 and 2013, respectively)	77	61,062
Deferred revenue and advance from customers (including deferred revenue and advance from customers of the consolidated VIEs without recourse to Renren Inc. of $10,419 and $8,003 as of December 31, 2012 and 2013, respectively)	10,668	8,639
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Renren Inc. of $1,023 and $2,066 as of December 31, 2012 and 2013, respectively)	1,023	2,077

Total current liabilities	90,119	115,262

Long-term liabilities:
Deferred tax liabilities-noncurrent	6,564	—
Other non-current liabilities	—	156

TOTAL LIABILITIES	$96,683	$115,418

RENREN INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2012	2013

Commitments (Note 24)

Equity:
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized, 729,848,742 and 789,976,372 shares issued and outstanding as of December 31, 2012 and 2013, respectively	$730	$790
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 402,680,117 and 305,388,450 shares issued and outstanding as of December 31, 2012 and 2013, respectively	403	305
Additional paid-in capital	1,319,044	1,285,283
Subscription receivable	(229)	—
Accumulated deficit	(261,459)	(197,726)
Statutory reserves	6,712	6,712
Accumulated other comprehensive income	39,714	174,781

Total Renren Inc. shareholders’ equity	1,104,915	1,270,145

Noncontrolling interest	215	123

Equity	1,105,130	1,270,268

TOTAL LIABILITIES AND EQUITY	$1,201,813	$1,385,686

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2011	2012	2013

Net revenues	$111,510	$159,635	$156,691
Cost of revenues	25,594	65,063	68,696

Gross profit	85,916	94,572	87,995

Operating expenses:
Selling and marketing	37,656	50,078	66,443
Research and development	37,427	73,647	80,530
General and administrative	15,523	35,032	50,999
Impairment of intangible assets	446	—	208
Restructuring cost	—	—	3,475

Total operating expenses	91,052	158,757	201,655

Loss from operations	5,136	64,185	113,660
Other income	2,340	2,446	1,039
Exchange gain (loss) on dual currency deposit/offshore bank accounts	7,753	(1,769)	1,476
Interest income	9,579	20,040	12,789
Realized gain on short-term investments	50,911	4,317	56,022
Impairment of short-term investments	—	—	(2,098)
Impairment of equity method investments	—	—	(23,025)
Impairment of cost method investment	(79)	—	—

(Loss) income before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	65,368	(39,151)	(67,457)
Income tax benefit (expenses)	(640)	(920)	7,453

(Loss) income before earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	64,728	(40,071)	(60,004)
Earnings (loss) in equity method investments, net of income taxes	1,320	(7,471)	20,317

(Loss) income from continuing operations	66,048	(47,542)	(39,687)

Discontinued operations:
Loss from the operations of the discontinued operations, net of income taxes	(25,044)	(27,511)	(29,337)
Gain on deconsolidation of the subsidiaries	—	—	132,665

Gain (loss) from discontinued operations, net of income taxes	(25,044)	(27,511)	103,328

Net income (loss)	41,004	(75,053)	63,641
Net loss attributable to the noncontrolling interest	252	27	92

Net (loss) income from continuing operations attributable to Renren Inc.	66,300	(47,515)	(39,595)
Net income (loss) from discontinued operations attributable to Renren Inc.	(25,044)	(27,511)	103,328

Net income (loss) attributable to Renren Inc.	$41,256	$(75,026)	$63,733

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2011	2012	2013

Net income (loss) per share:
Net income (loss) per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$0.08	$(0.04)	$(0.03)
Diluted	$0.07	$(0.04)	$(0.03)

Net income (loss) per share from discontinued operations attributable to Renren Inc. shareholders
Basic	$(0.03)	$(0.02)	$0.09
Diluted	$(0.03)	$(0.02)	$0.09

Net income (loss) per share attributable to Renren Inc. shareholders:
Basic	$0.05	$(0.07)	$0.06
Diluted	$0.05	$(0.07)	$0.06

Weighted average number of shares used in calculating net income (loss) per share from continuing operations attributable to Renren Inc. shareholders:
Basic	850,670,583	1,151,659,545	1,118,091,879
Diluted	901,340,381	1,151,659,545	1,118,091,879

Weighted average number of shares used in calculating net income (loss) per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	850,670,583	1,151,659,545	1,118,091,879
Diluted	850,670,583	1,151,659,545	1,130,739,922

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2011	2012	2013

Net income (loss)	$41,004	$(75,053)	$63,641

Other comprehensive income (loss), net of tax:
Foreign currency translation	2,379	1,289	4,805
Net unrealized gain (loss) on available-for-sale investments, net of income taxes of $nil for the years ended December 31, 2011, 2012 and 2013, respectively	(8,873)	32,374	183,932
Transfer to statements of operations of realized gain on available-for-sale securities, net of income taxes of $nil for the years ended December 31, 2011, 2012 and 2013, respectively	(32,818)	(1,283)	(55,768)
Transfer to statements of operations as a result of other-then-temporary impairment of short-term investments	—	—	2,098

Other comprehensive income (loss)	(39,312)	32,380	135,067

Comprehensive income (loss)	1,692	(42,673)	198,708
Less: Comprehensive loss attributable to noncontrolling interest	242	27	92

Comprehensive income (loss) attributable to Renren Inc.	$1,450	$(42,700)	$198,800

See the accompanying notes to consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In thousands of US dollars, except share data and per share data, or otherwise noted)

																	Accumulated	Total
	Series A convertible		Series B convertible				Class A		Class B				Additional				other	Renren	Non-
	preferred shares		preferred shares		Ordinary shares		ordinary shares		ordinary shares		Treasury shares		paid-in	Subscription	Accumulated	Statutory	comprehensive	Inc.’s	controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	receivable	deficit	reserves	income	equity (deficit)	interest	equity (deficit)

Balances at January 1, 2011	85,100,000	$85	81,501,540	$82	211,383,000	$211	—	$—	—	$—	—	$—	$9,470	$(4,909)	$(223,572)	$2,595	$46,646	$(169,392)	$—	$(169,392)
Stock-based compensation	—	—		—	—	—	—	—	—	—	—	—	5,523	—	—	—	—	5,523		5,523
Capital contribution from non-controlling interest Shareholder of Qingting	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—	542	542
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(39,312)	(39,312)	10	(39,302)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	41,256	—	—	41,256	(252)	41,004
Provision of statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(912)	912			—	—
Exercise of share option and restricted shares vesting	—	—	—	—	61,171,840	62	7,128,595	7	7,229,170	7	—	—	14,157	—	—	—	—	14,233	—	14,233
Repurchase of ordinary shares	—	—	—	—	(800,000)	(1)	(18,267,684)	(18)	—	—	(18,267,684)	(25,597)	1,306	—	—	—	—	(24,310)	—	(24,310)
Issuance of common shares upon IPO (net of issuance costs of $6,317)	—	—	—		—	—	176,162,559	176	—		—	—	777,203	—	—	—	—	777,379	—	777,379
Conversion of preferred shares upon IPO	(85,100,000)	(85)	(81,501,540)	(82)	—	—	494,265,840	494	231,402,480	232	—	—	599,400	—	—	—	—	599,959	—	599,959
Registration of ordinary shares as Class A and Class B ordinary shares prior to IPO	—	—	—	—	(271,754,840)	(272)	111,623,040	112	160,131,800	160	—	—	—	—	—	—	—		—	—
Cash received from share subscription receivables	—	—	—	—	—	—	—	—	—	—	—	—	—	4,909	—	—	—	4,909	—	4,909

Balance at December 31, 2011	—	$—	—	$—	—	$—	770,912,350	$771	398,763,450	$399	(18,267,684)	$(25,597)	$1,407,059	$—	$(183,228)	$3,507	$7,334	$1,210,245	$300	$1,210,545
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	10,897	—	—	—		10,897	—	10,897
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	32,380	32,380	—	32,380
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(75,026)	—	—	(75,026)	(27)	(75,053)
Provision of statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,205)	3,205	—		—	—
Exercise of share option and restricted shares vesting	—	—	—	—	—	—	13,189,706	13	3,916,667	4	—	—	3,571	—	—	—	—	3,588	—	3,588
Repurchase of ordinary shares	—	—	—	—	—	—	(54,253,314)	(54)	—	—	(54,253,314)	(76,131)	1,100	—	—	—	—	(75,085)	—	(75,085)
Advances to shareholders	—	—	—	—	—	—	—	—	—	—	—	—	(1,605)	—	—	—	—	(1,605)	—	(1,605)
Cancellation of treasury shares	—	—	—	—	—	—	—	—	—	—	72,520,998	101,728	(101,728)	—	—	—	—	—	—	—
Acquisition 35% noncontrolling interest in Qingting	—	—	—	—	—	—	—	—	—	—	—	—	(250)	—	—	—	—	(250)	(287)	(537)
Share subscription receivables of JiehunChina	—	—	—	—	—	—	—	—	—	—	—	—	—	(229)	—	—	—	(229)	229	—

Balance at December 31, 2012	—	$—	—	$—	—	—	729,848,742	$730	402,680,117	$403	—	$—	$1,319,044	$(229)	$(261,459)	$6,712	$39,714	$1,104,915	$215	$1,105,130
Stock-based compensation													16,138					16,138		16,138
Other comprehensive income	—	—	—	—	—	—					—	—	—				135,067	135,067		135,067
Net income	—	—	—	—	—	—					—	—	—		63,733			63,733	(92)	63,641
Exercise of share option and restricted shares vesting	—	—	—	—	—	—	16,763,199	17	2,708,333	2	—	—	4,013					4,032		4,032
Repurchase of ordinary shares	—	—	—	—	—	—	(56,635,569)	(57)			—	—	(55,517)					(55,574)		(55,574)
Transfer Class B shares to Class A shares	—	—	—	—	—	—	100,000,000	100	(100,000,000)	(100)	—	—	—					—		—
Bad debt provision of share subscription receivables	—	—	—	—	—	—	—	—	—	—	—	—	—	229	—	—	—	229		229
Receipt of repayment from shareholder	—	—	—	—	—	—					—	—	1,605					1,605		1,605

Balance at December 31, 2013	—	$—	—	$—	—	$—	789,976,372	$790	305,388,450	305	—	$—	$1,285,283	$—	$(197,726)	$6,712	174,781	1,270,145	123	1,270,268

The accompanying notes are integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net income (loss)	$41,004	$(75,053)	$63,641
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation expense	5,523	10,897	16,138
Gain on deconsolidation of subsidiaries	—	—	(132,665)
Depreciation and amortization	8,640	16,138	19,188
Exchange (gain) loss on dual currency deposit and offshore accounts	(7,753)	1,769	(1,476)
Impairment on intangible assets	2,351	—	208
Impairment on equity method investments	—	—	23,025
Impairment on short-term investments	—	—	2,098
Impairment on long lived assets	79	—	90
Provision for doubtful accounts-accounts receivable	831	1,357	813
Provision for other current assets	—	3,543	146
Provision for advance to supplier	—	1,020	252
Provision for subscription receivable	—	—	229
Gain (loss) on disposal of equipments	(24)	128	(86)
Gain on short-term investments and fair value change of derivatives	(50,911)	(4,317)	(56,022)
Earnings (loss) in equity method investments	(1,320)	7,471	(20,317)
Changes in operating assets and liabilities:
Accounts and notes receivable	213	(4,639)	1,631
Prepaid expenses and other current assets	(29,446)	4,199	(19,625)
Other non-current assets	(1,332)	(5,054)	(488)
Accounts payable	12,344	15,933	2,213
Amounts due from/to related parties	1,364	341	13,063
Accrued expenses and other payables	12,561	11,603	3,861
Deferred revenue and advance from customers	2,319	3,104	(848)
Other non-current liabilities	—	—	156
Income tax payable	1,125	(494)	1,054
Deferred income taxes	(768)	967	(8,472)
Capital distribution received from Japan Marco (note 10)	—	—	19,158
Net cash used in operating activities	(3,200)	(11,087)	(73,035)

Cash flows from investing activities:
Considerations paid for business acquisition (net of cash acquired of $5,332, $nil and $nil for the years ended December 31, 2011, 2012 and 2013, respectively)	(74,268)	—	—
(Increase) decrease in term deposits	(696,939)	150,911	58,235
Sales of short-term investments	331,420	81,136	118,958
Proceeds from sale of call options	—	1,297	959
Proceeds from principal return on Series 2012-A Senior Secured Refi Loan Notes (note 10)	—	414	1,353
Purchase of short-term investments	(311,262)	(140,677)	(88,681)
Purchase of swaption	—	—	(1,999)
Purchase of equity method investments	(46,599)	(55,155)	(20,000)
Purchase of cost method investment	(2,460)	—	(116)
Purchases of Series 2012-A Senior Secured Refi Loan Notes	—	(10,000)	—
Proceeds from disposal of equipment	89	—	338
Purchases of equipment and property	(18,998)	(39,639)	(29,077)
Purchases of intangible assets	(325)	(1,029)	(1,349)
Proceeds from sales of discontinued business	18,443	—	—
Cash disposed of from deconsolidation of subsidiaries	—	—	(18,637)
Cash consideration received from disposition of Qingting	—	—	81
Net cash provided by (used in) investing activities	(800,899)	(12,742)	20,065

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2011	2012	2013
Cash flows from financing activities:
Repurchase of ordinary shares	(44,361)	(53,630)	(55,575)
Deposits for share repurchase	—	—	(10,860)
Shares issued during IPO	777,379	—	—
Proceeds from exercise of Series D warrants	198,090	—	—
Proceeds from exercise of share options	14,233	1,898	2,913
Advances to nominee shareholders of Jiexi Haohe	—	(1,605)	—
Contribution from nominee shareholders of Jiexi Haohe	—	—	1,605
Cash received for share subscription receivable	4,909	—
Capital contribution from noncontrolling interest shareholders	542	—	—
Proceeds from the issuance of promissory note issued to Nuomi Inc.	—	—	60,884
Consideration paid for acquiring 35% noncontrolling interest in Qingting	—	(555)	—
Net cash provided by (used in) financing activities	950,792	(53,892)	(1,033)
Net (decrease) increase in cash and cash equivalents	146,693	(77,721)	(54,003)
Cash and cash equivalents at beginning of year	136,063	284,643	207,438
Effect of exchange rate changes	1,887	516	873
Cash and cash equivalents at end of year	$284,643	$207,438	$154,308

Supplemental schedule of cash flows information:
Income taxes paid	$376	$481	$11
Schedule of non-cash activities:
Non cash capital contribution by noncontrolling shareholder of JiehunChina	$—	$229	$—
Payable for acquisition of property, plant and equipments included in accrued expenses and other liabilities	$652	$847	$319
Acquisition of property, plant and equipments and other intangible assets through utilization of deposits	$2,781	$5,391	$15,246
Repurchase of ordinary shares through utilization of deposits	$—	$21,455	$—

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

Renren Inc. (the “Company”), incorporated in the Cayman Islands, and its consolidated subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) are primarily engaged in the operation of social networking internet platform (“SNS”), provision of online advertising services, internet value-added services (“IVAS”), including online talent show, VIP memberships and other IVAS, etc. and online gaming operations, through its platform, in the People’s Republic of China (the “PRC”).

As of December 31, 2013, Renren Inc.’s subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Later of date		Percentage of
	of incorporation	Place of	legal ownership
Name of Subsidiaries	or acquisition	incorporation	by Renren Inc.	Principal activities

Subsidiaries:
CIAC/ChinaInterActiveCorp (“CIAC”)	August 5, 2005	Cayman Islands	100%	Investment holding
Renren-Jingwei Inc.	March 7, 2011	Cayman Islands	100%	Inactive
Link224 Inc.	May 31, 2011	Cayman Islands	100%	Investment holding
Renren Lianhe Holdings	September 2, 2011	Cayman Islands	100%	Investment holding
Wole Inc.	October 27, 2011	Cayman Islands	100%	Investment holding
JiehunChina Inc. (“JiehunChina”)	June 14, 2011	Cayman Islands	85.43%	Investment holding
Renren Giant Way Limited (“Renren Giant Way”)	May 17, 2012	Hong Kong	100%	Investment holding
Funall Technology Inc.	January 5, 2011	Cayman Islands	100%	Investment holding
Xin Ditu Holdings	September 7, 2011	Cayman Islands	100%	Investment holding
Renren Study Inc.	April 5, 2012	Cayman Islands	100%	Investment holding
Jingwei Inc. Limited	July 16, 2012	Cayman Islands	100%	Inactive
Happy Link Corporation Limited (“Happy Link”)	May 7, 2011	Hong Kong	85.43%	Investment holding
Renren Game HongKong Limited (“Game HK”)	March 8, 2012	Hong Kong	100%	Investment holding
Jupiter Way Limited (“Jupiter Way”)	July 16, 2012	Hong Kong	100%	Inactive
Renren Game Japan Inc.	August 22, 2011	Japan	100%	Online Games
Renren Game Korea Co., Ltd.	September 30, 2011	Korea	100%	Online Games
Funall Technology Development (Taiwan) Co., Ltd.	September 6. 2010	Taiwan	100%	Online Games
Renren Game USA Inc.	March 8, 2012	USA	100%	Online Games
Appsurdity Inc.	September 7, 2012	USA	100%	Internet business
Qianxiang Shiji Technology Development (Beijing) Co., Ltd. (“Qianxiang Shiji”)	March 21, 2005	PRC	100%	Investment holding
Beijing Wole Information Technology Co. Ltd. (“Beijing Wole”)	October 27, 2011	PRC	100%	Investment holding
Renren Game Network Technology Development (Shanghai) Co., Ltd. (“Renren Network”)	November 30, 2012	PRC	100%	Investment holding
Beijing Jiexi Shiji Technology Development Co., Ltd. (“Jiexi Shiji”)	April 26, 2012	PRC	85.43%	Investment holding
Renren Huijin (Tianjin) Technology Co., Ltd. (“Huijin”)	October 10, 2012	PRC	100%	Investment holding
Joy Interactive (Beijing) Technology Development Co., Ltd.	April 24, 2013	PRC	100%	Investment holding

Variable Interest Entities:
Beijing Qianxiang Tiancheng Technology Development Co., Ltd. (“Qianxiang Tiancheng”)	October 28, 2002	PRC	N/A	IVAS business
Guangzhou Qianjun Internet Technology Co., Ltd. (“Qianjun Technology”)	October 7, 2010	PRC	N/A	Internet information service
Shanghai Renren Games Technology Development Co., Ltd. (“Renren Games”)	November 15, 2012	PRC	N/A	Online Games
Jiexi Haohe (Beijing) Technology Development Co.,Ltd. (“Jiexi Haohe”)	February 5, 2013	PRC	N/A	IVAS business

Subsidiaries of Variable Interest Entities:
Beijing Qianxiang Wangjing Technology Development Co., Ltd. (“Qianxiang Wangjing”)	November 11, 2008	PRC	N/A	Internet business
Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd. (“Shanghai Changda”)	October 25, 2010	PRC	N/A	Internet business
Beijing Wole Shijie Information Technology Co., Ltd. (“Wole Shijie”)	October 27, 2011	PRC	N/A	Technology development and service
Suzhou Sijifeng Internet Information Technology Development Co., Ltd.	March 22, 2012	PRC	N/A	Online Games
Beijing Qilin Wings Technology Development Co., Ltd.	January 16, 2013	PRC	N/A	Internet business
Tianjin Joy Interactive Technology Development Co., Ltd.	March 29, 2013	PRC	N/A	Online Games

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, online advertising services, online game and internet services in the PRC where certain licenses are required for the provision of such services.  To comply with these PRC regulations, the Company currently conducts substantially all of its businesses through four VIEs and their respective subsidiaries including Qianxiang Tiancheng, Qianjun Technology, Renren Games and Jiexi Haohe. Qianxiang Tiancheng and Jiexi Haohe are mainly engaged in the provision of online advertising and IVAS.  Qianjun Technology is primarily engaged in the provision of online advertising and online talent show.  Renren Games is primarily engaged in the provision of online gaming.

Qianxiang Shiji, a wholly owned subsidiary of CIAC (“WFOE”), Beijing Wole, a wholly owned subsidiary of Wole Inc. (“WFOE”), Renren Network, a wholly owned subsidiary of Game HK (“WFOE”), and Jiexi Shiji, a wholly owned subsidiary of Happy Link (“WFOE”), entered into a series of contractual arrangements with the VIEs that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs.  Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements.  In making the conclusion that the Company is the primary beneficiary of the VIEs, the Company believes the Company’s rights under the terms of the exclusive option agreement and power of attorney are substantive given the substantive participating rights held by Softbank as it relates to operating matters, which provide it with a substantive kick out right.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The VIEs hold the requisite licenses and permits necessary to conduct the Company’s business.

The contractual agreements below provide the Company with the power to direct the activities that most significantly affect the economic performance of the VIEs and enable the Company to receive substantially all of economic benefits and absorb the losses of the VIEs.

(1)                                 Power of Attorney: WFOEs hold irrevocable power of attorney executed by the legal owners of the VIEs to exercise their voting rights on, including but not limited to dividend declaration, all matters at meetings of the legal owners of the VIEs and through such power of attorney has the right to control the operations of the VIEs.  The power of attorney for Qianxiang Tiancheng, Qianjun Technology, and Jiexi Haohe will remain in force for ten years until December 22, 2020, December 3, 2023, and February 4, 2023 respectively, and will be automatically renewed upon the extension of the terms of the relevant business operations agreements until the earlier of the following events: (i) nominee loses his/her position in WFOEs or WFOEs issue a written notice to dismiss or replace nominee; and (ii) the business operations agreements among WFOEs, VIEs and VIEs’ shareholders terminate or expire.  The power of attorney for Renren Games became effective on November 30, 2012 and will remain effective as long as Renren Games exist.  Neither of the shareholders of Renren Games has the right to terminate or revoke the power of attorney without the prior written consent of Renren Network.

(2)                                 Business Operations Agreement: The business operations agreements specifically and explicitly grant WFOEs the principal operating decision making rights, such as appointment of the directors and executive management, of the VIEs.

The terms of the business operations agreements are ten years and will be extended automatically for another ten years unless WFOEs provide a 30-day advance written notice to VIEs and to each of VIEs’ shareholders requesting not to extend the term three months prior to the expiration dates of December 22, 2020, December 3, 2023, November 29, 2022, and February 4, 2023, respectively.  Neither VIEs nor any of VIEs’ shareholders may terminate the agreements during the terms or the extensions of the terms.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The spouse of each of the shareholders of Guangzhou Qianjun, Renren Games and Jiexi Haohe has acknowledged that certain equity interests of Guangzhou Qianjun, Renren Games and Jiexi Haohe, respectively, held by and registered in the name of his/her spouse will be disposed of pursuant to the loan agreement, equity option agreement and equity interest pledge agreement of which they are respectively a party, and they will not take any action to interfere with such arrangement, including claiming that such equity interests constitute property or communal property between his/her spouse and himself/herself.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The term of each of agreement is ten years and will be extended automatically for another ten years unless terminated by the WFOEs.  The WFOEs can terminate the agreement at any time by providing a 30-day prior written notice.  VIEs are not permitted to terminate the agreements prior to the expiration of the terms by December 22, 2020, December 3, 2023, November 29, 2022, and February 4, 2023, unless the WFOEs fail to comply with any of its obligations under this agreement and such breach makes the WFOEs unable to continue to perform this agreement.

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

The term of the agreement will be extended for another five years with both parties’ consents.  The WFOEs may terminate the agreement at any time by providing a 30-day prior written notice.  Any party may terminate the agreement immediately with written notice to the other party if the other party materially breaches the relevant agreement and fails to cure its breach within 30 days from the date it receives the written notice specifying its breach from the non-breaching party.  The parties will review the agreement every three months and determine if any amendment is needed.

(7)                                 Loan Agreements: Under loan agreements between WFOE and each of the shareholders of the respective VIEs, WFOE made interest-free loans to the shareholders of exclusively for the purpose of the initial capitalization and the subsequent financial needs of the VIEs.  The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in VIE to WFOE or its designated representatives pursuant to the equity option agreements.  The term of each of these loans is ten years from the actual drawing down of such loans by the shareholders of VIE, and will be automatically extended for another ten years unless a written notice to the contrary is given by WFOE to the shareholders of VIE three months prior to the expiration of the loan agreements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

(8)                                 Equity Interest Pledge Agreement: Shareholders of the VIEs have pledged all of their equity interests in the VIEs with their respective WFOEs and the WFOEs are entitled to certain rights to sell the pledged equity interests through auction or other means if the VIEs or the shareholders default in their obligations under other above-stated agreements.

These agreements are substantially the same, and that the equity interest pledge has become effective and will expire on the earlier of: (i) the date on which the VIE and its shareholders have fully performed their obligations under the loan agreements, the exclusive technical service agreement, the intellectual property right license agreement and the equity option agreements; (ii) the enforcement of the pledge by WFOE pursuant to the terms and conditions under this agreement to fully satisfy its rights under such agreements; or (iii) the completion of the transfer of all equity interests of VIE by the shareholders of VIE to another individual or legal entity designated by WFOE pursuant to the equity option agreement and no equity interest of VIE is held by such shareholders.

Risks in relation to the VIE structure

The Company and the Company’s legal counsel believe that Qianxiang Shiji’s, Beijing Wole’s, Renren Network’s, and Jiexi Shiji’s contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable.   However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.  If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•                                          Revoke the business and operating licenses of the WFOEs, the VIEs and their subsidiaries;

•                                          Discontinue or restrict the operations of any related-party transactions among the WFOEs, the VIEs and their subsidiaries;

•                                          Impose fines or other requirements on the WFOEs, the VIEs and their subsidiaries;

•                                          Require the Company or the WFOEs, the VIEs and their subsidiaries to revise the relevant ownership structure or restructure operations; and/or

•                                          Restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in China.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The Company’s ability to conduct its business including online advertising, online game, online talent show, other internet value added services and social commerce services (discontinued after the Company’s deconsolidation of Nuomi in October 2013) may be negatively affected if the PRC government were to carry out any of the aforementioned actions.  As a result, the Company may not be able to consolidate the VIEs and the VIEs’ subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and the VIEs’ subsidiaries and shareholders, and it may lose the ability to receive economic benefits from the VIEs and the VIEs’ subsidiaries.

Certain shareholders of the VIEs are also shareholders of the Company.  The interests of the shareholders of the VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.  The Company cannot assure that when conflicts of interest arise, shareholders of the VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor.  Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as beneficial owners and directors of the VIEs.  The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of the VIEs as beneficial shareholders of the VIEs should they act to the detriment of the Company.  The Company relies on the current shareholders of VIEs whom also are directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of Cayman Islands and act in the best interest of the Company or that conflicts will be resolved in our favor.  If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s ability to control the VIEs also depends on the power of attorney that Qianxiang Shiji, Beijing Wole, Renren Network, and Jiexi Shiji have to vote on all matters requiring shareholder approval in the VIEs.  As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following consolidated financial information of the Company’s VIEs and their subsidiaries after elimination of intercompany transactions was included in the accompanying consolidated financial statements as of and for the years ended:

	As of December 31,
	2012	2013
Total current assets	$24,523	$125,854
Total non-current assets	$83,079	$36,481
Total assets	$107,602	$162,335

Total current liabilities	$84,865	$48,712
Total non-current liabilities	$30	$156
Total liabilities	$84,895	$48,868

	Years ended December 31,
	2011	2012	2013

Net revenue	$110,897	$158,291	$152,338
(Loss) income from continuing operations	$8,845	$(38,492)	$(59,122)
Loss from discontinued operations	$(23,161)	$(26,448)	$(29,367)

	Years ended December 31,
	2011	2012	2013

Net cash provided by (used in) operating activities	$(3,804)	$21,101	$11,820
Net cash used in investing activities	$(18,572)	$(21,411)	$(7,457)
Net cash provided by (used in) financing activities	$(753)	$1,050	$8,133

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following consolidated financial information of the Company excluding its VIEs and VIEs’ subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended:

	As of December 31,
	2012	2013

Total current assets	$1,026,221	$996,733
Total non-current assets	$67,990	$226,618
Total assets	$1,094,211	$1,223,351

Total current liabilities	$5,255	$66,550
Total non-current liabilities	$6,533	$—
Total liabilities	$11,788	$66,550

	Years ended December 31,
	2011	2012	2013

Net revenue	$613	$1,344	$4,353
Income (loss) from continuing operations	$57,203	$(9,050)	$19,435
Income (loss) from discontinued operations	$(1,883)	$(1,063)	$132,695

	Years ended December 31,
	2011	2012	2013

Net cash (used in) provided by operating activities	$604	$(32,188)	$(84,855)
Net cash (used in) provided by investing activities	$(782,327)	$8,669	$27,522
Net cash (used in) provided by financing activities	$951,545	$(54,942)	$(9,166)

The VIEs contributed an aggregate of 99.5%, 99.2% and 97.2% of the consolidated net revenues for the years ended December 31, 2011, 2012 and 2013, respectively.  As of the fiscal years ended December 31, 2012 and 2013, the VIEs accounted for an aggregate of 8.9% and 11.7%, respectively, of the consolidated total assets, and 87.8% and 42.3%, respectively, of the consolidated total liabilities.  The assets not associated with the VIEs primarily consist of cash and cash equivalents and term deposits in offshore accounts and short-term investments and long-term investments.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.  Please refer to Note 28 for disclosure of restricted net assets.

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Certain accounts and balances in the 2011 and 2012 consolidated financial statements and the related notes have been retrospectively adjusted to reflect the effect of discontinued operations as described in Note 4.

Principles of consolidation

The consolidated financial statements of the Company include the financial statements of Renren Inc., its subsidiaries, its VIEs and VIEs’ subsidiaries.  All inter-company transactions and balances are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes.  Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts receivables, share-based compensation, deferred tax valuation allowance, income taxes, impairment of goodwill and indefinite-lived intangible assets, purchase price allocation relating to business combination, fair value of derivative financial instruments and impairment of long-term and short-term investments.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Investments

(1)                                 Short-term investments

The Company’s short-term investments comprise marketable securities which are classified as available-for-sale and held-to-maturity and derivative financial instruments that are regarded as assets.  The available-for-sale investments are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income in equity.  Short-term investments with contractual maturity dates less than one year are classified as held-to-maturity measured at amortized costs when the Company has the positive intent and ability to hold the securities to maturity. The Company’s derivative financial instruments that are treated as assets are measured at fair value. The changes in fair value of those derivative instruments are recognized as gain or loss if such derivative instruments are not qualified for hedge accounting.

The Company reviews its available-for-sale short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method.  The Company considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments.  If the cost of an investment exceeds the investment’s fair value, the Company considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Company’s intent and ability to hold the investment.  The Company separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows.  The amount due to other factors is recognized in the consolidated statements of comprehensive income (loss) if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery.  The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

(2)                                 Long-term investments

Equity method investments

Investment in an entity where the Company can exercise significant influence, but not control, is accounted for using the equity method.  Under the equity method, the investment is initially recorded at cost and adjusted for the Company’s share of undistributed earnings or losses of the investee.  Investment losses are recognized until the investment is fully written down as the Company does not guarantee the investee’s obligations nor it is committed to provide additional funding.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Investments - continued

(2)                                 Long-term investments - continued

Equity method investments - continued

When the Company’s carrying value in an equity method affiliated company is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company guaranteed obligations of the affiliated company or has committed additional funding.  When the affiliated company subsequently reports income, the Company will not record its share of such income until it exceeds the amount of its share of losses not previously recognized.

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

Cost method investments

For investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and recognizes income as any dividends declared from distribution of investee’s earnings.  The Company reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.  An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made.  The fair value of the investment would then become the new cost basis of the investment.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounts and notes receivables and allowance for doubtful accounts

Accounts receivable represents those receivables derived in the ordinary course of business.  Notes receivables are bank accepted drafts related to trade receivables of advertising revenue with a maturity less than six months.  An allowance for doubtful accounts is provided based on aging analyses of accounts receivable balances, historical bad debt rates, repayment patterns and customer credit worthiness.  No allowance is recorded for notes receivables as such balance are secured by the acceptance of the bank.

Property and equipment, net

Property and equipment, net is carried at cost less accumulated depreciation.  Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Building	46 years
Furniture and vehicles	5 years
Computer equipment and application software	2-3 years
Leasehold improvements	Over the lesser of the lease term or useful life of the assets

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Intangible assets with indefinite lives

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite.  An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Such impairment test consists of the fair values of assets and their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values.  The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies.  Significant assumptions are inherent in this process, including estimates of discount rates.  Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.  For the years ended December 31, 2011, 2012 and 2013, the Company recorded impairment loss for indefinite-lived intangible assets from continuing operations of $314, $nil and $nil, respectively and from discontinued operations of $1,905, $nil and $nil, respectively.

Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization.  Depreciation and amortization is computed principally by the straight-line method and accelerated method.

The Company evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable.  The Company measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it.  Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated.  Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.  Fair value is estimated based on various valuation techniques, including the discounted value of estimated future undiscounted cash flows.  The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated.  These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. The Company recorded $nil, $nil, and $208 impairment charges of intangible assets with definite life for the years ended December 31, 2011, 2012 and 2013, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

Goodwill is not amortized, but tested for impairment upon first adoption and annually, or more frequently if event and circumstances indicate that they might be impaired.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.  The fair value of each reporting unit is estimated using a discounted cash flow methodology.  This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, and assumptions that are consistent with the plans and estimates being used to manage the Company’s business, estimation of the long-term rate of growth for the Company’s business, estimation of the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital.  The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions.  Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

The Company performs a two-step goodwill impairment test.  The first step compares the fair values of each reporting unit to its carrying amount, including goodwill.  If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.  This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities.  An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.  In estimating the fair value of each reporting unit the Company estimates the future cash flows of each reporting unit, the Company has taken into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Common forms of the consideration made in acquisitions include cash and common equity instruments.  Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.  For shares issued in a business combination, the Company used the fair value its common shares as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration, the contingent consideration is recognized and measured at its fair value at the acquisition date, and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

Revenue recognition

The Company recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

Online advertising revenues

The Company provides advertisement placement services in its SNS platforms and online games.  The Company primarily enters into pay-for-time contracts, under which the Company bills its customers based on the period of time to display the advertisements in the specific formats on specific web pages.  The Company also enters into pay-for-volume arrangements, under which it bills its customers on the traffic volume basis, e.g. pay-per-click or pay-per-impression.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Online advertising revenues - continued

The Company principally enters into advertising placement contracts with advertisers’ advertising agents and the Company offers volume rebates to certain advertisers’ advertising agents.  The Company recognizes estimated rebates as the reduction of revenues based on a systematic and rational allocation of the cost of honoring rebates earned and claimed to each of the underlying revenue transactions that results in progress by the customer toward earning the rebate or refund.  Estimation of the total rebate is based on the estimates of the sales volume to be reached based on the historic experience of the Company.  If amounts of future rebates cannot be reasonably estimated, a liability will be recognized for the maximum potential amount of the rebates.

Online game revenues

The Company generates revenues from the provision of online game, primarily web-based online game services.  The online games can be accessed and played by end users free of charge but the end users may choose to purchase in-game merchandise or premium features to enhance their game playing experience using virtual currencies.  The end users can purchase virtual currencies by making direct online payments or purchasing prepaid cards (“PP-Cards”).  The Company uses on-line payment services operated by independent service providers and pays a fee for such services.  Net proceeds received from these service providers after deduction of service fees are recorded as deferred revenues.  The Company sells PP-Cards through distributors at a discount to the face value of the PP-Card.  As the Company does not have control over and generally does not know the ultimate selling price of the PP-Cards sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as deferred revenues.

End users consume virtual currencies by purchasing in-game merchandise or premium features online.  The Company calculates the monetary value of each unit of virtual currency consumed using a moving weighted average method by dividing the total cumulative unrecognized deferred revenues by total unconsumed virtual currencies monthly in advance.

The Company categorizes in-game merchandise or premium features as either consumptive or permanent.  For the consumptive in-game merchandise or premium features, revenues are recognized when the in-game merchandise or premium features are first used by the end users.  For the permanent in-game merchandise or premium features, revenues are recognized ratably over the estimated average playing period of paying players for each applicable game, which represents the Company’s best estimate of the estimated average life of permanent in-game merchandise or premium features.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Online game revenues - continued

In estimating the average playing period of paying players for each applicable game, the Company considers the charging data, which are affected by various factors such as acceptance and popularity of the game, the game updates and other in-game items, promotional events launched, future operating strategies and market conditions.  Given the short operating history of the Company’s online games, the estimated average playing period of paying players for each applicable game may not accurately reflect the actual lives of the permanent in-game merchandise or premium features in that game.  The Company reviews, at least annually, the average playing period of paying players for all applicable games to determine whether the estimated lives for permanent in-game merchandise or premium features remain reasonable.  Based on the Company’s latest review, such estimated lives remain reasonable and have not changed significantly over time.  The Company may revise its estimates as it continues to collect operating data, and refine its estimation process and results accordingly.  All paying players’ data in an applicable game collected since the launch date of such game are used to perform the relevant assessment for that applicable game.

If there is insufficient player data to determine the average playing period of paying players for an applicable game, such as in the case of a newly launched game, the Company estimates the average playing period of paying players based on other similar games the Company or third parties operate, taking into account of the game profile, the target audience and the appeal to paying players of different demographics, until sufficient data is collected, which is normally up to 12 months after launch.

The amount associated with unused virtual currencies, which are without contractual expiration term, is carried as deferred revenues indefinitely as the Company was not able to reasonably estimate the amount of virtual currency which will be ultimately given up by the users due to the short operating history of the Company.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Online game revenues - continued

The Company also entered into revenue sharing agreements with various third-party game developers, under which the Company provides links of online games developed by those third-party game developers on the Company’s platforms while the third-party game developers operate the games, including providing game software, hardware, technical support and customer services.  All of the web games developed by third-party game developers can be accessed and played by game players on the Company’s platforms without downloading separate software.  The Company views the game developers to be its customers and considers its responsibility under such agreements to be that of distribution and payment collection for such games.  The Company primarily collects payments from game players in connection with the sale of in-game currencies and remits the agreed-upon percentages of the proceeds to the game developers with the residual portion of such proceeds being deferred for revenue recognition until the estimated consumption date (the estimated date by which in-game currencies are consumed within the games for purchase of in-game merchandise or premium features), which is typically within a short period of time after the purchase of the in-game currencies.  Purchase of in-game currencies is not refundable unless there is unused in-game currency at the time a game is discontinued.  Typically, a game will only be discontinued when the monthly revenue generated by a game becomes insignificant.

Online talent show revenue (“Woxiu”)

“Woxiu,” which translates into “a show of your own” in Chinese, is a virtual stage the Company offers at the platform of 56.com where grassroots musicians and performers can live-stream their performances and share with viewers.  Fans of the performing user can chat along with the performer and other live audience and purchase consumable virtual items to show support to the performers.

All “Woxiu” live video shows are available free of charge and fans can purchase virtual items or features on the platform with virtual currencies called “56 beans” to support their favorite performers.  The number of 56 beans consumed is kept track of by our operation system and will be deducted from users’ accounts automatically when the 56 beans are deemed as consumed.  Revenue is recognized monthly based on the number of 56 beans consumed.  We pay the performers approximately 40% of the amount of 56 beans consumed, or up to 55% if they enter into an exclusive service contract with us.  We recognize the total revenue on a gross basis, and the commission paid to the performers is recorded as cost of revenues. Similar to online game, The Company calculates the amount of revenues recognized for each unit of virtual currency consumed using moving weighted average method by dividing the total cumulative unrecognized deferred revenues by total unconsumed virtual currency.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Renren open platform program

The Company’s open social networking platforms also allow its users to access for-purchase applications developed by third parties on its platform.  The Company is normally entitled to certain percentage of the payments received pursuant to the agreements entered with the third-party providers.  The Company recognizes this revenue on a net basis when cash is received from the end customer and remits to remaining payments to the third party provider.

Social commerce services

Between June 2010 and October 2013, the Company began to engage in social commerce services through nuomi.com.  Third-party merchants agree to provide Nuomi users discounted prices when pre-agreed amount of Nuomi users sign up for a deal consisting of particular products, services or events provided by the merchants.  The Company recognizes revenue for the difference of the amounts it collects from Nuomi users and the amount the Company pays to the third-party merchants.  The revenues are recognized when all following criteria are met: (i) the number of participating users reaches the minimum requirement of the merchants; (ii) the participating users have made their payments to the Company; (iii) the Company have released the electronic coupons for the agreed discounted prices to the participating users; and (iv) the electronic coupons have been consumed by the participating users.  The payments received for unused coupons are initially recognized as other accounts payables and part of such balance is recognized as revenues when the above criteria have been met.

The third party merchants are responsible and liable for the quality of the products or services provided.  The Company holds the right to claim reimbursements from the third party merchants or deduct from the amounts payable to them.

In October 2013, the Company deconsolidated Nuomi due to Nuomi’s issuance of new shares to Baidu Holdings Limited (“Baidu”) in accordance with a share subscription agreement between the Company, Nuomi and Baidu, resulting in the Company’s lost in controlling financial interest in Nuomi.  Therefore, the Company no longer provides social commerce services after October 2013, see Note 4.

Business taxes

The Company’s PRC subsidiaries and VIEs are subject to business taxes at the rate of 3.36% for wireless value added services (“WVAS”) revenue, 5.6% for games revenue and 8.6% for advertising revenue before a pilot value-added tax (“VAT”) reform program was officially launched on January 1, 2012 (“Pilot Program”) by the Chinese State Council.  Businesses in the Pilot Program would pay VAT instead of business tax.  The Company reports revenue net of business taxes.  Business taxes deducted in arriving net revenue during 2011, 2012 and 2013 were $9,468, $5,685 and $2,663, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Value added taxes

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program (“Pilot Program”), applicable to businesses in selected industries.  Businesses in the Pilot Program would pay VAT instead of business tax.  The Pilot Program initially applied only to transportation industry and “modern service industries” (“Pilot Industries”) in Shanghai and subsequently was expanded to ten other provinces and municipalities between August and December 2012. Since September 1, 2012, certain revenue generated from providing services which were previously subject to business tax became subject to VAT and related surcharges by various Chinese local tax authorities at rates ranging from 6.72% to 6.78%.  VAT is also reported as a deduction to revenue when incurred and amounted to $8,980, and $8,874 for the years ended December 31, 2012 and 2013, respectively.  Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities.  Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other payables on the face of consolidated balance sheet.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.  The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2011, 2012 and 2013, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments

Financial instruments include cash and cash equivalents, term deposits, accounts and notes receivable, amounts due from related parties, short-term investments, derivative financial instruments, long-term investments, accounts payable and amounts due to related parties. The fair value of cash and cash equivalents, term deposits, amounts due from related parties, accounts payables and amounts due to related parties approximate their carrying amounts reported in the consolidated balance sheets due to the short-term maturity of these instruments.

The derivative financial instruments and short-term investments are carried at fair value.

The cost and equity method investments are carried at carrying value and held-to-maturity investments are carried at amortized cost. It is not practical to estimate the fair value of such investments because of the lack of quoted market price and the inability to estimate fair value without incurring excessive costs.

Research and development expenses

Research and development expenses are primarily incurred for development of new services, features and products for the Company’s SNS, online games and 56.com as well as further improve the Company’s technology infrastructure to support these businesses. The Company has expensed all research and development costs when incurred.

Foreign currency translation

The functional and reporting currency of the Company is United States dollar (“US dollar”).  The financial records of the Company’s subsidiaries and VIEs located in the PRC, Japan, Taiwan and Korea are maintained in their local currencies, Renminbi (“RMB”), Japanese Yen (“JPY”), New Taiwan dollar (“TWD”) and Korea Won (“KRW”), respectively, which are also the functional currencies of these entities.

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

The Company’s entities with functional currency of RMB, TWD, KRW and JPY, translate their operating results and financial positions into US dollar, the Company’s reporting currency.  Assets and liabilities are translated using the exchange rates in effect on the balance sheet date.  Equity amounts are translated at historical exchange rates.  Revenues, expenses, gains and losses are translated using the average rates for the year.  Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the statements of comprehensive income (loss).

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Noncontrolling interest

Noncontrolling interests are separately presented as a component of equity in the consolidated financial statements.  For noncontrolling interests related to the Company’s VIEs, because the Company is able to receive substantially all economic benefits and absorb the losses of such VIEs, no profit or loss is allocated to the noncontrolling interest of the VIEs.  Accordingly, no amounts related to the VIEs were recognized for the years ended December 31, 2011, 2012 and 2013.

Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument.  The Company recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the requisite service period of the award, which is generally the vesting period of the award.  The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates.  Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

Share awards issued to non-employees are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

A change in any of the terms or conditions of share options shall be accounted for as a modification of the plan.  Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date.  For vested options, the Company would recognize incremental compensation cost in the period of the modification occurred and for unvested options, the Company would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Diluted earnings per ordinary share reflect the potential dilution that could occur if securities were exercised or converted into ordinary shares.  The Company had stock options, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of share options is computed using the treasury stock method. Potential ordinary shares in the diluted net loss per share computation are excluded in periods of loses from continuing operations as their effect would be anti-diluted.

Accounting pronouncements newly adopted

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted

In March 2013, the FASB has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon de-recognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity.  When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or Company of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income.  Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or Company of assets had resided.

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

In July 2013, the FASB has issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this pronouncement is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. The amendments in this pronouncement state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This pronouncement applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this pronouncement are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

3.                                      SIGNIFICANT RISKS AND UNCERTAINTIES

Foreign currency risk

The RMB is not a freely convertible currency.  The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies.  The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.  Cash and cash equivalents of the Company included aggregate amounts of $30,166 and $122,838 at December 31, 2012 and 2013, respectively, which were denominated in RMB.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      SIGNIFICANT RISKS AND UNCERTAINTIES - continued

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, term deposits, short term investment, accounts receivable and amounts due from related parties.  The Company places their cash, cash equivalents, term deposits and short term investment, with financial institutions with high-credit ratings and quality.  The Company conducts credit evaluations of customers in online advertising and generally do not require collateral or other security from their customers.

There was no customer who accounted for 10% or more of total net revenue for the years ended December 31, 2011, 2012 and 2013.

Clients accounting for 10% or more of accounts receivables are as follows:

	As of December 31,
	2012		2013
	Amount	%	Amount	%

Client A	2,184	12.1	1,070	6.7
Client B	602	3.3	1,855	11.6

4.                                      DECONSOLIDATION OF SUBSIDIARIES

Deconsolidation of Nuomi Holdings Inc and its subsidiaries

Nuomi Holdings Inc and its subsidiaries (collectively the “Nuomi”) primarily provided deep-discount localized social commerce services and products through Nuomi.com to Nuomi users. Entertainment, dining, health and beauty services made up the majority of its social commerce deals.

On August 23, 2013, the Company, Baidu Holdings Limited (“Baidu”) and Nuomi Holdings Inc. (“Nuomi Inc”), entered into a share purchase agreement whereby Baidu would purchase the newly issued shares of Nuomi Inc. On a fully-diluted basis, upon the completion of the transaction on October 26, 2013, the Company’s ownership of Nuomi Inc. was reduced to 31.61%. As a result, from October 26, 2013, the Company no longer retained power of control over Nuomi and accordingly deconsolidated Nuomi’s financial statements from the Company’s consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.                                      DECONSOLIDATION OF SUBSIDIARIES - continued

Deconsolidation of Nuomi Holdings Inc and its subsidiaries - continued

On October 26, 2013, the Company used equity method to account for the investment in Nuomi Inc at value of $63,626, which represents fair value of 31.61% equity interest in Nuomi Inc. and was determined by the Company with the assistance of an independent valuation firm. On the same date, the Company calculated a gain on loss of control of $132,821, which is recorded as “gain on deconsolidation of the subsidiaries” in the statements of operations. The gain on such deconsolidation is calculated as follows:

As of
October 26, 2013

Fair value of 31.61% shares in Nuomi Inc.	$63,626
Less: Cash and cash equivalents	18,310
Prepaid expenses and other current assets	26,417
Property and equipment, net	1,318
Other non-current assets	190
Accounts payable	(28,467)
Accrued expenses and other payables	(10,957)
Amounts due to Renren Inc.	(74,825)
Deferred revenue	(1,181)
Gain on deconsolidation of Nuomi Inc.	$132,821

In February 2014, the Company sold the remaining 31.61% shares in Nuomi Inc. to Baidu with a cash consideration of $68,066. Besides, pursuant to resolution agreed among the Company, Nuomi Inc. and Baidu, immediately before the completion of this deal, Nuomi Inc. would pay to the Company $55,000 as a final dividend (see note 29). Upon the completion of above two transactions, the Company disposed all its shares in Nuomi Inc. As such, as of December 31, 2013, the Company treated the operations of Nuomi as discontinued and presented the investment in Nuomi Inc. separately under the caption “Equity method investment-current” in current assets in the consolidated balance sheets.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.                                      DECONSOLIDATION OF SUBSIDIARIES - continued

Deconsolidation of Beijing Qingting Technology Development Co. Ltd (“Qingting”)

Beijing Qingting Technology Development Co. Ltd., or Qingting was jointly established by the Company and eLong Inc, or eLong in April 2011 to operate travel interest-related fengche.com website in China. The Company held 65% equity interest of Qingting until February 2012, when the Company purchased the remaining 35% equity interest of Qingting from eLong with total cash consideration of $555. As a result, Qingting became a 100% owned subsidiary of the Company as of December 31, 2012.

On October 31, 2013, the Company sold 60% equity interest of Qingting to an independent individual for a cash consideration of $81. Upon the completion of the transaction on October 31, 2013, the Company’s ownership of Qingting was reduced to 40%. As a result, from November 1, 2013, the Company no longer retained power of control over Qingting and accordingly deconsolidated Qingting’s financial statements from the Company’s consolidated financial statements.

On October 31, 2013, the Company used equity method to account for the investment in Qingting at value of $160, which represents fair value of 40% equity interest in Qingting. On the same date, the Company calculated a loss on loss of control of $156, which is recorded as a deduction of “gain on deconsolidation of the subsidiaries” in the statements of operations. The loss on such deconsolidation is calculated as follows:

As of
October 31, 2013

Cash consideration received	$81
Fair value of 40% investment in Qingting	160
Less: Cash and cash equivalents	328
Prepaid expenses and other current assets	5
Property and equipment, net	64
Loss on deconsolidation of Qingting	$(156)

As of December 31, 2013, the Company treated the operations of Qingting as discontinued.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.                                      DISCONTINUED OPERATIONS

As described in Note 4, the operations of Nuomi and Qingting were treated as discontinued operations. The operating results from discontinued operations included in the Company’s consolidated statement of operations were as follows for the years ended December 31, 2011, 2012 and 2013.

	Year ended December 31
	2011		2012		2013
	Nuomi Inc.	Qingting	Nuomi Inc.	Qingting	Nuomi Inc.	Qingting
	US$	US$	US$	US$	US$	US$

Net revenue from discontinued operations	6,457	—	16,451	—	19,319	—
Loss from the operations of the discontinued operations, Before income taxes	24,296	720	27,295	216	28,378	959
Income tax expense	28	—	—	—	—	—
Loss from the operations of the discontinued operations, net of income taxes	24,324	720	27,295	216	28,378	959

Gain (loss) on deconsolidation of the subsidiaries	—	—	—	—	132,821	(156)

Gain (loss) from the discontinued operations, net of income taxes	(24,324)	(720)	(27,295)	(216)	104,443	(1,115)

All notes to the accompanying consolidated financial statements have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

6.                                      ACQUISITIONS

Acquisition of Wole Inc.

On October 27, 2011, in order to expand its video-sharing business to on-line users, the Company acquired Wole Inc., 56.com Ltd., its subsidiary Beijing Wole, its VIE Guangzhou Qianjun and subsidiary of the VIE, Wole Shijie.

Among the total purchase consideration of $80,000, $79,600 was fully paid in cash as of the acquisition date.  Through this acquisition the Company expanded its video-sharing business to on-line users.

The transaction was accounted for as a business combination using the purchase method of accounting.

The revenue and net loss of the acquiree for two months ended on December 31, 2011 from acquisition date included in the consolidated financial statement of operations of 2011 was $2,228 and $364, respectively.

The purchase price allocation of the transaction was determined by the Company with the assistance of an independent valuation firm, which was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.                                      ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consists of the following:

	As of December 31,
	2012	2013

Accounts receivable	$18,629	$17,101
Notes receivable	329	—

Accounts and notes receivable, gross	18,958	17,101
Allowance of doubtful accounts	(556)	(1,143)

Accounts and notes receivable, net	$18,402	$15,958

Accounts receivable and notes receivable represent amounts earned under advertising contracts at the respective balance sheet dates.  These amounts become billable according to the contract term. The notes receivable was bank accepted draft and was subsequently settled by bank in early 2013.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2011	2012	2013

Balance at beginning of year	$233	$224	$556
Charge to expenses	831	1,357	1,661
Transferring out as a result of deconsolidation of subsidiaries	—	—	(2)
Reversal	(429)	(1,032)	(849)
Write off of accounts receivables	(428)	—	(249)
Exchange difference	17	7	26

Balance at end of year	$224	$556	$1,143

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2012	2013

Deposits of share repurchase (1)	$—	$10,860
Advances to suppliers (2)	10,160	4,054
Receivables related to online gaming (3)	8,628	5,931
Interest income receivable (4)	2,708	2,869
Prepaid expenses	3,216	4,404
Other current assets	2,923	4,022
Rental deposits	1,956	1,940

Total	$29,591	$34,080

(1)         The board of directors of the Company approved a series of share repurchase programs in September 2011, December 2012 and June 2013, respectively, whereby the Company is authorized, but not obligated to repurchase its outstanding American Depositary Shares (“ADSs”) from the open market within one year time period for each authorized program.  The Company made the deposits of share repurchases of $nil, $10,860 to Morgan Stanley (“MS”) as of December 31, 2012 and 2013 respectively.

(2)         Advance to suppliers are mainly comprised of prepayments to certain merchants for social commerce business in 2012.  The amount was $8,517 and $nil as of December 31, 2012 and 2013, respectively.  In 2013, advance to suppliers are mainly comprised of prepayment to suppliers for purchasing fixed assets, contents and copyrights. Advances to suppliers were non-interest bearing and short-term in nature.

As of December 31, 2012, an allowance of $1,020 was provided for the advance to suppliers of social commerce business. As described in Note 4, the business of social commerce business operated by Nuomi was disposed of in 2013. Accordingly, no allowance was provided in connection with social commerce business as of December 31, 2013. In the year ended December 31, 2013, an allowance of $252 was provided for the advance to game developers based on specific identification after considering repayment patterns and supplier credit worthiness.

(3)         Receivables related to online gaming represents balances paid online by end users but held at a third party electronic payment service provider, which were in transition to the Company’s bank accounts as of December 31, 2012 and 2013.  The balances were received by the Company a few days after December 31, 2012 and 2013, respectively.

(4)         Interest income receivable of $2,708 and $ 2,869 as of December 31, 2012 and 2013 mainly related to the earned and accrued interest of the term deposits with financial institutions during the year.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.                                      SHORT-TERM INVESTMENTS AND EQUITY METHOD INVESTMENT-CURRENT

Short-term investments

As of December 31, 2012 and 2013, the Company held following short-term investments:

	As of December 31, 2012			As of December 31, 2013
		Gross			Gross	Other-than
		unrealized	Carrying		unrealized	-temporary	Carrying
	Cost	gains	amount	Cost	gain	impairment	amount

Available-for-sale:
Equity securities (i)	$54,557	$28,888	$83,445	$77,506	$160,288	—	$237,794
Corporate bonds (ii)	62,276	1,324	63,600	64,818	187	(2,098)	62,907

Total	$116,833	$30,212	$147,045	$142,324	$160,475	$(2,098)	$300,701

	Year ended December 31, 2013		As of December 31, 2013
		Fair value	Carrying
	Cost	change	amount
Derivative financial instrument:
Interest rate swaption (iv)	$1,999	$(705)	$1,294

Total	$1,999	$(705)	$1,294

The following table provides additional information on the realized gains and losses of the Company for the years ended December 31, 2011, 2012, and 2013.  For the purposes of determining gross realized gains, the cost of securities sold is based on specific identification.

	Year ended December 31, 2011			Year ended December 31, 2012			Year ended December 31, 2013
	Proceeds	Costs	Gains	Proceeds	Costs	Gains (losses)	Proceeds	Costs	Gains (losses)

Equity securities (i)	$72,390	$21,506	$50,884	$6,097	$6,229	$(132)	$81,456	$25,950	$55,506
Corporate bonds (ii)	14,101	14,074	27	73,742	71,887	1,855	37,502	37,240	262
Call options (iii)	—	—	—	1,297	—	1,297	959	—	959
Interest rate swaptoin (iv)	—	—	—	—	—	—	—	—	(705)

Total	$86,491	$35,580	$50,911	$81,136	$78,116	$3,020	$119,917	$63,190	$56,022

(i)       Equity securities

The Company purchased two US listed companies (“the investees”) stocks in 2012 at a cost of $60,786.  In 2012, the Company sold partial of the equity securities with stocks of the cost of $6,229 of the investments and recognized $1,165 realized gain on short-term investment in the statement of operations.

The Company purchased more stocks of one of the investees in 2013 at a cost of $48,899. The Company sold partial of one of the investees stocks and all of the other at cost of $25,950 and recognized $55,506 realized gain on short-term investment in the statement of operations.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.                                      SHORT-TERM INVESTMENTS AND EQUITY METHOD INVESTMENT-CURRENT

Short-term investments - continued

(ii)                      Corporate bonds

In 2012, the Company purchased additional corporate bonds from a bank at cost of $79,891 and classified such investment as available-for-sale securities.

In 2013, the Company purchased more corporate bonds from two banks at cost of $39,782 and classified such investment as available-for-sale securities. A portion of corporate bonds, which was subsequently sold at a loss after balance sheet date, was impaired because of the change of fair value. Since the Company did not have the intent and ability to hold these corporate bonds until forecasted recovery as of December 31, 2013, $2,098 was recognized as an impairment loss in accordance with the difference between the investment’s cost and its fair value at the balance sheet date.

(iii)                     Call options

In April 2012, the Company entered into several agreements to sell call options on stocks of a US listed company through an overseas bank. Total premium of $1,297 was received.  The call options expired in June 2012 without being exercised and no additional proceeds were received. In October 2013, the Company entered into several agreements to sell call options on stocks of a US listed company through an overseas bank.  The call options were accounted for as derivatives and marked to market at each period end through statements of operations.  Total premium of $959 was received.  The call options expired in November 2013 without being exercised and no additional proceeds were received. There were no such call options outstanding as of December 31, 2012 and 2013.

(iv)                    Interest rate swaption

In December 2013, the Company entered into an interest rate swaption agreement with an oversea bank, providing the Company with the right but not the obligation to enter into an interest rate swap on December 18, 2014.  The Company paid a premium of $1,999 and did not designate or account for the swaption as a hedge. The change in the market value of the swaption amounting to $705 was recognized as a realized loss in the year ended December 31, 2013.

Equity method investment-current

As described in Note 4, the Company deconsolidated Nuomi’s financial statements from the Company’s consolidated financial statements at October 26, 2013 and subsequently disposed its equity method investment in Nuomi Inc in February 2014. As such, as of December 31, 2013, the Company treated the operations of Nuomi as discontinued and presented the investment in Nuomi Inc. separately under the caption “Equity method investment-current” in current assets in the consolidated balance sheets on the basis of its fair value of $63,626 at deconsolidation date and the Company’s share of loss in Nuomi Inc. of $3,118 incurred from October 27 to December 31, 2013.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.                               LONG-TERM INVESTMENTS

	As of December 31,
	2012	2013

Equity method investments:
Mapbar Technology Limited (“Mapbar”) (1)	$23,782	$2,414
Japan Macro Opportunities Offshore Partners, LP (“JMOOP”) (2)	17,987	48,119
Social Finance, Inc. (“SoFi”) (3)	47,776	44,673
Gaoxue Network Technology (Shanghai) Co., Ltd (“Gaoxue”) (4)	6,058	1,754
Beijing Qingting Changyou Technology Development Co., Ltd (“Qingting”) (5)	—	55

Total equity method investments	95,603	97,015

Cost method investments:
Hylink Advertising Co., Ltd. (“Hylink”)	2,408	2,478
Beijing Anqi Zhilian Technology Co., Ltd (“Anqi”)	—	116

Total cost method investments	2,408	2,594

Held-to-maturity investments:
Series 2012-A Senior Secured Refi Loan Notes	9,586	8,233

Total held-to-maturity	9,586	8,233

Total long-term investments	$107,597	$107,842

Equity method investments

(1)         In October 2011, the Company acquired 35% equity interest of Mapbar with a total cash consideration of $26,599 and accounted for the investment using equity method as the Company was able to exercise significant influence on Mapbar.  The Company recorded its share of the loss in Mapbar at $2,590, and $2,356 due to the operating losses incurred by the affiliated company for the years ended December 31, 2012, and 2013. The Company recognized an impairment of $19,012.

(2)         On November 18, 2011, the Company made a $20,000 investment in JMOOP, which is a Cayman Islands exempted limited partnership.  The investment was accounted for using equity method of accounting. The Company made additional investment of $20,000 in JMOOP and received a capital distribution of $19,158 in the year ended December 31, 2013. The Company recognized its share of the loss of $3,560, and gain of $29,290 for the years ended December 31, 2012 and 2013, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.                               LONG-TERM INVESTMENTS - continued

Equity method investments - continued

(3)         On September 5, 2012, the Company entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement with SoFi, agreeing to purchase 5,573,719 Series B Preferred Shares issued by SoFi at a price of $8.791258 per share with a total consideration of $49,000, which was paid in full in September 2012.  The Company held 27.1% and 26.68% equity interest of SoFi as of December 31, 2012 and 2013, respectively and recognized its share of loss in SoFi of $1,224 and $3,103 for the years ended December 31, 2012, and 2013.

(4)         On November 23, 2012, the Company paid $5,300 for 25% capital contribution of Gaoxue Network Technology (Shanghai) Co., Ltd. On December 5, 2012, the Company also paid $470 and $385 to two existing shareholders of Gaoxue for their 5% equity interest in Gaoxue.  Consequently, the Company holds 30% of the total equity interest of Gaoxue.  The Company recognized its share of loss in Gaoxue of $97 and $291 for the years ended December 31, 2012 and 2013. The Company recognized impairment of $4,013 in the year ended December 31, 2013.

(5)         As described in Note 4, on October 31, 2013, the Company recognized the investment in Qingting of $160 based on the fair value at deconsolidation date. The Company then recorded its share of loss of Qingting of $105, which was incurred during the period from November 1 to December 31, 2013.

The summarized financial information of the equity method investments were as follows:

	As of December 31,
	2012	2013

Total current assets	$106,835	$196,016
Total assets	$188,518	$672,923
Total current liabilities	$2,976	$64,740
Total liabilities	$16,918	$355,053

	For the years ended December 31,
	2011	2012	2013

Net revenues	$5,310	$5,219	$146,513
Gross profits	$3,701	$3,355	$138,623
Net (income) loss	$39,581	$59,417	$(83,860)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.                               LONG-TERM INVESTMENTS - continued

Cost method investments

On April 25, 2011, the Company acquired 2% equity interest of Hylink at total cash consideration of $2,381 and accounted for the investment using cost method as the Company was unable to exercise significant influence on Hylink.  Hylink is mainly engaged in advertising agency service.  The Company had no seat in Board and did not involve in the operation of Hylink, accordingly the Company did not have the ability to exercise significant influence over the operating and financial decisions of Hylink, and thus the Company used the cost method to account for its investment Hylink.

In November 2013, the Company acquired 3% equity interest of Anqi at total cash consideration of $116 and accounted for the investment using cost method. Anqi is mainly engaged in development of online games.  The Company did not have the ability to exercise significant influence over the operating and financial decisions of Anqi, and thus the Company used the cost method to account for its investment Anqi.

Held-to-Maturity investments

On July 3, 2012, the Company entered into a Note Purchase Agreement with SoFi Lending Corp., a subsidiary of SoFi, to purchase $10,000 Series 2012-A Senior Secured Refi Loan Notes issued by SoFi Lending Corp.  The loan has a maturity date of July 3, 2032 and a fixed annual interest rate of 4% with no redemption feature.  The Company has the positive intent and ability to hold the investments to maturity.  The Company received monthly payments, including return of the principal of $414, $1,353 and earned interest of $137, $248 from SoFi Lending Corp. for the years ended December 31, 2012 and 2013.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

11.                               PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2012	2013

Building	$—	$34,395
Computer equipment and application software	61,149	61,857
Furniture and vehicles	1,159	1,267
Leasehold improvements	4,805	5,425
	67,113	102,944
Less: Accumulated depreciation	(34,758)	(44,294)
Less: Accumulated impairment loss	—	(90)
	$32,355	$58,560

Depreciation expenses from continuing operations were $7,704, $13,209 and $16,826, and from discontinued operations were $125, $674 and $744, for the years ended December 31, 2011, 2012 and 2013, respectively.

Impairment loss from continuing operations were $nil, $nil and $90 for the years ended December 31, 2011, 2012 and 2013, respectively. No impairment loss was incurred from discontinued operations for the respective years.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

12.                               ACQUIRED INTANGIBLE ASSETS, NET

The gross carrying amount, accumulated amortization and net carrying amount of the intangible assets are as follows:

	As of December 31,
	2012	2013
Intangible assets:
Domain name, trademarks and online licenses	$24,174	$25,001
Operating platforms and technology	1,228	1,264
Game license, webgame cooperation agreement and content copyright	3,706	5,278
User generated content	1,368	1,395
Customer and broadcasters relationship	770	793
Login users and registered user list	618	635
Non-compete agreement	189	195
	$32,053	$34,561
Less: Accumulated amortization
Operating platforms and technology	$(542)	$(936)
Game license, webgame cooperation agreement and content copyright	(3,048)	(3,773)
User generated content	(603)	(931)
Customer and broadcasters relationship	(383)	(582)
Login users and registered user list	(550)	(575)
Non-compete agreement	(107)	(159)
	$(5,233)	$(6,956)
Less: Accumulated impairment
Game license, webgame cooperation agreement and content copyright	—	(208)
	$—	$(208)
Intangible asset, net	$26,820	$27,397

In the year ended December 31 2013, the Company decided to terminate and then fully impair certain online game’s licenses due to an internal restructure. As a result, $208 was recorded as impairment loss from continuing operations for these terminated licenses.

Amortization expenses from continuing operations were $811, $2,205 and $1,618, and from discontinued operations were $nil for the years ended December 31, 2011, 2012 and 2013, respectively.  The estimated amortization expenses for the years ending December 31, 2014, 2015, 2016, 2017 and after would be $1,239, $676, $415, $63, $3, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.                               OTHER NON-CURRENT ASSETS

	As of December 31,
	2012	2013

Prepayment for purchase of office buildings	$16,148	$—
Employee housing loan	4,903	3,797
Rental deposit	1,169	1,896
Restricted cash, non-current	313	322
Long-term deferred expense	101	49
Suppliers deposit	—	720
Total	$22,634	$6,784

In June 2012, the Company prepaid $16,148 for office building in Shanghai.  The ownership of the building was transferred to the Company in March 2013.

Since late 2011, the Company started to provide interest-bearing long-term loans to its employees to finance their purchase of residence only.  In 2012, a total of $5,141 new loans were lent to its employees at an annual interest rate of 7.05% for the loans offered before July 1, 2012 and 6.55% for the loans offered after July 1, 2012. The Company has suspended the employee housing loan program in the first quarter of 2013. The total new loans in 2013 were $586.

14.                               GOODWILL

The Company tested goodwill for impairment at the reporting unit level, which is the same as reportable segment. Goodwill is only associated with “Renren” reporting unit. The changes in carrying amounts of goodwill for the years ended December 31, 2012 and 2013 were as follows:

	Year ended December 31,
	2012	2013

Gross amount:
Beginning balance	$59,623	$60,298
Exchange difference	675	1,734
Ending balance	60,298	62,032

Accumulated impairment loss:
Beginning balance	(625)	(625)
Ending balance	(625)	(625)
Goodwill, net	$59,673	$61,407

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.                               ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
	2012	2013

Employee payroll and welfare payables	$13,608	$9,168
Other tax payable	7,663	7,510
Accrued professional, marketing and leasing fees	8,321	8,897
Other payables	9,430	6,397
Liability for advance payment of unvested options (1)	1,465	166
Accrued advertising sales rebate	1,121	505
Accrued restructuring liabilities (2)	—	671
Total	$41,608	$33,314

(1)         In July 2010, seven executive officers and employees of the Company provided promissory notes to the Company in connection with their early exercise of their respective share options.  The loans bore an interest rate of 5.4% and were to be due and payable at the earlier of such executive officer’s termination of employment with the Company or the first public filing of the Company’s registration statement.  The loans were secured by the pledge of the ordinary shares which were issued upon the early exercise of the share options.  The seven executive officers paid the entire amount under the promissory notes in April 2011.  The balances of liability for advance payment of unvested options were $1,465 and $166 as of December 31, 2012 and 2013, respectively.

(2)         The accrued restructuring liabilities represent the payables to the counterparties of business contracts in associate with online game service. During 2013, the Company carried out and completed strategic restructure to adjust games segment. Whereas, a number of employment contracts and certain business contracts were terminated. As such, the Company accrued restructuring cost of $3,475, of which $2,804 was paid in 2013. The Company expected to pay the remaining balance in the fiscal year 2014 and did not expect to incur more restructuring cost within in games segment in fiscal year 2014.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.                               INCOME TAXES

The Company, CIAC, Renren-Jingwei Inc, Link224 Inc., Renren Lianhe Holdings, Wole Inc., JiehunChina Inc., Funall Technology Inc., Xin Ditu Holdings, Renren Study Inc., Jingwei Inc. Limited are all incorporated in the Cayman Islands.  They are tax-exempted under the tax laws of the Cayman Islands.

Qianxiang Wangjing, incorporated in the PRC on November 11, 2008, qualified as a “software enterprise” in 2009, and therefore was entitled to a two-year exemption starting from the commencement of the profitable year 2009, followed by a 50% reduction in tax rates for the succeeding three years in accordance with the EIT Law if Qianxiang Wangjing qualified for renewal and filed an annual qualification status update to the tax authority. In 2013, Qianxiang Wangjing did not qualify and therefore such report was not filed and accordingly not entitled to such tax reduction in 2013.

Shanghai Changda, incorporated in the PRC on October 25, 2010, qualified as a “software enterprise” in 2010, and therefore was entitled to a two-year exemption starting from the commencement of the profitable year 2011, followed by a 50% reduction in tax rates for the succeeding three years in accordance with the EIT Law if Shanghai Changda qualified for renewal and filed an annual qualification status update to the tax authority. In 2013, Shanghai Changda did not qualify and therefore such report was not filed and accordingly not continually entitled to such tax reduction from 2013.

Renren Games, incorporated in the PRC on November 15, 2012, qualified as a “software enterprise” in 2013, and therefore was entitled to a two-year exemption starting from the commencement of the profitable year 2013, followed by a 50% reduction in tax rates for the succeeding three years in accordance with the EIT Law.

In 2011, Qianjun Technology, incorporated in the PRC on October 7, 2010, qualified as high and new technology enterprise (“HNTE”) under EIT Law, and therefore, was entitled to a beneficial tax rate of 15%. The HNTE status is valid for three years and the qualifying entities can then apply to review for an additional three years provided the entity’s business operations continue to qualify for HNTE status. As of December 31, 2013, the Company believed they would be qualified for HNTE status and would renew the qualification, and therefore, would be continually entitled to the beneficial tax rate of 15% for another three years from 2014.

Other subsidiaries and VIEs of the Company domiciled in the PRC were subject to 25% statutory income tax rate in the years presented.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside PRC should be characterized as PRC residents for EIT Law purposes.

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

The Company’s subsidiaries and VIEs located in the PRC had aggregate accumulated deficits of $192,792 as of December 31, 2013.  Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2013.

The current and deferred component of income tax expenses (benefits) which were substantially attributable to the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries, are as follows:

	Years ended December 31,
	2011	2012	2013

Current income tax expense	$1,495	$7	$1,019
Deferred income tax (benefit) expense	(855)	913	(8,472)
Total Income tax (benefits) expenses	$640	$920	$(7,453)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.                               INCOME TAXES - continued

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2012	2013

Current deferred tax assets
Provision for doubtful accounts	$836	$484
Accrued payroll and welfare	1,980	1,763
Accrued liabilities-current	—	1,894
Excessive advertising fees	1	—
Intangible assets amortization	25	52
Less valuation allowance	(2,842)	(3,565)
Current deferred tax assets, net	$—	$628

Non-current deferred tax assets
Accrued Liabilities-non-current	$88	$56
Excessive advertising fee-non-current	2,296	791
Net operating loss carry forwards	24,309	42,606
Less valuation allowance	(26,693)	(35,855)
Non-current deferred tax assets, net	$—	$7,598

Non-current deferred tax liabilities Intangible assets	$(6,564)	$(6,489)
Non-current deferred tax liabilities, net	$(6,564)	$(6,489)

The Company assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2013, the Company provided valuation allowance on deferred tax assets because the Company believed that it is more likely than not to be realized as the Company does not expect to generate sufficient taxable income in future.

The non-current deferred tax liabilities of $6,564 and $6,489 as of December 31, 2012 and 2013 were mainly related to the amortization of intangible assets acquired during business acquisition in 2011 as set out in Note 6.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.                               INCOME TAXES - continued

The Company operates through multiple subsidiaries and VIEs and VIEs’ subsidiaries.  The valuation allowance is considered on each individual entity basis.  The subsidiaries and VIEs and VIEs’ subsidiaries registered in the PRC have total deferred tax assets related to net operating loss carry forwards of $24,309 and $42,606 as of December 31, 2012 and 2013, respectively. Valuation allowances have been established because the Company believes that it is more likely than not that its deferred tax assets will not be fully realized as it does not expect to generate sufficient taxable income in the near future.

Reconciliation between the income taxes expense (benefit) computed by applying the PRC tax rate to income (loss) before income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2011	2012	2013

Income (loss) before provision of income tax	$65,368	$(39,151)	$(67,457)
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory tax rate	16,342	(9,788)	(16,864)
Taxable deemed interest income from inter-company interest-free loans	177	1,896	4,470
Non-deductible loss and other expenses not deductible for tax purposes	(5,304)	8,599	3,383
Effect of income tax exemption of the Company in the Cayman Islands	(17,750)	(5,060)	(3,926)
Effect of tax holidays	(4,172)	(9,846)	(3,491)
Changes in valuation allowance	11,347	15,119	8,975

Income tax (benefits) expenses	$640	$920	$(7,453)

If the tax holidays were not available, income taxes provision and net income (loss) per share would have been as follows:

	Years ended December 31,
	2011	2012	2013

Provision for income taxes expenses	$4,812	$10,766	$(3,962)
Net income (loss) per ordinary share from continuing operations attributable to Renren Inc. shareholders
— basic	$0.05	$(0.07)	$0.05
— diluted	$0.04	$(0.07)	$0.05

The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2011, 2012 and 2013, respectively.  The Company did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2013.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.                               INCOME TAXES - continued

Since January 1, 2008, the relevant tax authorities of the Company’s subsidiaries have not conducted a tax examination on Shanghai Changda.  In accordance with relevant PRC tax administration laws, tax years from 2008 to 2013 of the Company’s PRC subsidiaries and VIEs and VIEs’ subsidiaries remain subject to tax audits as of December 31, 2013, at the tax authority’s discretion.

17.                               ORDINARY SHARES

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.                               ORDINARY SHARES - continued

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

On September 29, 2011, the Company’s board of directors approved a share repurchase program, pursuant to which, the Company is authorized to repurchase up to $150 million worth of its issued and outstanding ADSs within one year from September 29, 2011 through September 28, 2012. On December 26, 2012, the Company’s board of directors authorized a renewal of the program dated September 29, 2011 for another 12 months from January 1, 2013 to December 31, 2013 to allow the Company to repurchase up to $48.2 million worth of its issued and outstanding ADSs. The renewed share repurchase program was completed on June 28, 2013. On June 28, 2013, the Company’s board of directors authorized a new share repurchase program for 12 months from June 28, 2013 to June 27, 2014 to authorize the Company to repurchase up to $100 million of our ADSs.

During the years ended December 31, 2011, 2012 and 2013, pursuant to the series of repurchase programs and its renewal, the Company repurchased 19,067,684, 54,253,314 and 56,635,569 ordinary shares for total considerations of $44,361, $53,630 and $55,575, respectively. Out of the total shares repurchased in the year ended December 31, 2011, 800,000 shares were cancelled immediately after the repurchase, and the remaining shares repurchased were cancelled in year ended December 31, 2012. The shares repurchased in year ended December 31, 2012 and 2013 were immediately canceled after the repurchase.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.                               FAIR VALUE MEASUREMENTS

Assets measured at fair value on a recurring basis

The following table summarizes the Company’s financial assets measured and recorded at fair value on recurring basis as of December 31, 2012, and 2013, respectively:

	As of December 31, 2012
	Quoted price in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	investments	inputs	in puts
	Level 1	Level 2	Level 3	Total

Short term investments:
Equity securities	$83,445	$—	$—	$83,445
Corporate bonds	63,600	—	—	63,600
Total	$147,045	$—	$—	$147,045

	As of December 31, 2013
	Quoted price in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	investments	inputs	in puts
	Level 1	Level 2	Level 3	Total
Short term investments:
Equity securities	$237,794	$—	$—	$237,794
Corporate bonds	62,907	—	—	62,907
Interest rate swaption	—	1,294	—	1,294
Total	$300,701	$1,294	$—	$301,995

Level 1 equity securities and corporate bonds were determined by using quoted prices in active markets for identical assets. In the year ended December 31, 2013, based on an assessment of other-than-temporary impairment, the Company recorded a $2,098 impairment charge to write down the investment in corporate bonds to its fair value, which is determined on the basis of unadjusted quoted prices (Level 1 input) as of December 31, 2013 (see Note 9).

The Company’s derivative financial instrument was classified as Level 2, as it was not actively traded and is valued using pricing models that used observable market inputs. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the periods presented.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.          FAIR VALUE MEASUREMENTS - continued

Assets measured at fair value on a nonrecurring basis

The Company measured the impaired equity investments in Mapbar and Gaoxue (see Note 10) and certain impaired intangible assets with definite life (see Note 12) at fair value on a nonrecurring basis when they are annually evaluated or whenever events or changes in circumstances indicate that carrying amounts exceed their fair value as a result of the impairment assessments. The fair value measurement of the these impaired assets were classified as Level 3 because significant unobservable inputs were used in the valuation due to the absence of quoted market prices and inherent lack of liquidity.

The Company valuated the fair value of the investment in Mapbar using the cost approach. The significant unobservable inputs that were used in the valuation included the estimated recovery rate for the investee’s assets. The range of estimated recovery rate was from 36% to 100%.

The Company valuated the fair value of the investment in Gaoxue using the income approach. The significant unobservable inputs that were used in the valuation included:

Range
Estimated net revenues	13,022~52,944
Estimated terminal growth rate	3%
Discount rate	25%
Timing of cash flows	7 years

The Company estimated the fair value of certain intangible assets in associated with online game sector using the income approach. Since the relevant online game licenses were terminated and no future cash flow was estimated to be associated with them, these assets were fully impaired as of December 31, 2013.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.                               SHARE-BASED COMPENSATION

Stock options

The Company adopted 2003 Stock Incentive Plan (the “2003 Plan”), 2004 Stock Incentive Option Plan (the “2004 Plan”), 2005 Stock Incentive Plan (the “2005 Plan”), 2006 Equity Incentive Plan (the “2006 Plan”), 2008 Equity Incentive Plan (the “2008 Plan”),  2009 Equity Incentive Plan (the “2009 Plan”), 2011 Share Incentive Plan (the “2011 Plan”) and the Equity Incentive Plan specifically for Games segment (the “Link224 Inc. Plan”) for the granting of stock options and incentive stock options to employees and executives to reward them for service to the Company and to provide incentives for future service.

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

On October 15, 2009, the Company’s Board of Directors approved 39,064,000 shares for option grants under the 2009 Plan.  The options will vest over three years where 25% of the options will vest on the grant date, 75% will vest evenly each subsequent calendar month through the three years.  The stock options expire in 10 years from the date of grant.  All the authorized 39,064,000 options were granted to employees and management in 2009.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.          SHARE-BASED COMPENSATION - continued

Stock options - continued

In June 2010, the Board of Directors approved the early exercise of 84,395,110 stock options held by seven company executives in exchange for promissory notes with an interest rate of 5.4% per annum.  The early exercise did not change the vesting schedule and other terms of the options granted.

The promissory notes are due and payable at the earlier of 3 years from issuance, termination of employment with the Company, or an initial public offering of the Company or any subsidiaries of its subsidiaries.  The loans are secured by the pledge of the underlying ordinary share issued upon the early exercise.

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

In January 2011, the Company granted 12,608,500 share options to certain employees and advisors at the exercise price of $1.2 per share, where 25% of the options were vested on December 31, 2011 and 1/36 of the remaining 75%will be vested at each of the monthly anniversary of the grant date since December 31, 2011 through the end of the fourth year.  The Company has determined the grant day fair value of the options was $7,649, which will be recognized in the consolidated statement of operations in the next four years.

The share options granted to the advisors have been accounted for share-based compensation to non-employees and marketed to market at the end of each period during vesting period.  Total non-employees share-based compensation expenses was $662 for the year ended December 31, 2011.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.          SHARE-BASED COMPENSATION - continued

Stock options - continued

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

On April 5, 2012, the Company issued 24,636,000 share options under the Company’s 2011 share incentive plan to its executives, non-executives directors and employees with the exercise price of $1.82 per share.  For 24,300,000 share options of the total share options, 25% of the options will be vested on April 4, 2013 and 1/36 of the remaining 75% will be vested at the fourth day of each calendar month after April 4, 2013 through the end of the fourth year.  For 240,000 share options of the total share options, 25% of the options will be vested on February 28, 2013 and 1/36 of the remaining 75% will be vested at the end of each calendar month after February 28, 2013 through the end of the fourth year.  For 90,000 share options of the total share options, 25% of the options will be vested on January 8, 2013 and 1/36 of the remaining 75% will be vested at the eighth day of each calendar month after January 8, 2013 through the end of the fourth year.  For 6,000 share options of the total share options, 25% of the options will be vested on March 18, 2013 and 1/36 of the remaining 75% will be vested at the eighteenth day of each calendar month after March 18, 2013 through the end of the fourth year.  The Company has determined the fair value of the options was $26,638 on the grant date, which will be recognized as a share-based compensation cost in the consolidated statements of operations in the next four years on a straight line basis.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.          SHARE-BASED COMPENSATION - continued

Stock options - continued

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

On March 22, 2013, the Company granted 9,867,000 share options to certain employees with exercise price of $0.983 per share, where 25% of the options will be vested on March 21, 2014 and 1/36 of the remaining 75% will be vested at the 21st day of each calendar month after March 21, 2014 through the end of the fourth year.

On April 1, 2013, Link 224 Inc, a subsidiary of the Company, granted 11,630,000 share options to certain employees with exercise price of $0.01 per share, where 25% of the options will be vested on December 31, 2013 and 1/36 of the remaining 75% will be vested at the last day of each calendar month subsequent to January 1, 2014 through the end of the fourth year.

On May 17, 2013, the Company granted 3,060,000 share options to certain employees with exercise price of $0.95 per share, where 25% of the options will be vested on May 16, 2014 and 1/36 of the remaining 75% will be vested at the 16th day of each calendar month after May 16, 2014 through the end of the fourth year.

On August 30, 2013, the Company granted 600,000 share options to certain employees with exercise price of $1.087 per share, where 25% of the options will be vested on August 30, 2014 and 1/36 of the remaining 75% will be vested at the 16th day of each calendar month after August 30, 2014 through the end of the fourth year.

On October 25, 2013, the Company cancelled 187,600 options that were granted in several batches to the selected employees in Nuomi with weighted average exercise price of $1.15. This cancellation resulted in an immediate recognition of share-based compensation expenses of $425 in the year ended December 31, 2013.

On December 2, 2013, the Company granted 2,755,500 share options to certain employees with exercise price of $0.94 per share, where 25% of the options will be vested on December 2, 2014 and 1/36 of the remaining 75% will be vested at the 1st day of each calendar month after December 2, 2014 through the end of the fourth year.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.          SHARE-BASED COMPENSATION - continued

Stock options - continued

The fair value of the options granted is estimated on the date of grant using the Black-Scholes option-pricing model with assistance from independent valuation firms, with the following assumptions used.

Year ended December 31,
	2011	2012

Risk-free interest rate	1.62~3.25%	1.28~1.93%
Expected life (years)	5.92~6.09	5.96~6.08
Volatility rate	54%~55%	53%~64%
Dividend yield	—	—

The Company calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with assistance from independent valuation firms, with the following assumptions used in 2013.

Year ended December 31,
2013

Risk-free interest rate	2.0~2.9%
Expected exercise multiple	2.2~2.8
Volatility rate	55%~57%
Dividend yield	—

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.          SHARE-BASED COMPENSATION - continued

Stock options - continued

(4)                                 Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(5)                                 Exercise price

The exercise price of the options was determined by the Company’s board of directors.

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

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $1.18, $1.15, and $1.02 of the Company’s ordinary share on December 31, 2011, 2012 and 2013, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 were $74,233, $14,848, and $15,964 respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.          SHARE-BASED COMPENSATION - continued

Stock options — continued

The following table summarizes information with respect to share options outstanding as of December 31, 2013:

	Options outstanding				Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted	Weighted
		average	average	average		average	average	average
	Number	remaining	exercise	intrinsic	Number of	exercise	contractual	intrinsic
Range of exercise prices	outstanding	contractual life	price	value	exercisable	price	remaining life	value

$0.08~$0.18	20,722,764	6.86	$0.10	$19,053	13,086,703	$0.15	5.51	$11,404

$0.2~$0.3	1,043,880	2.79	$0.23	823	1,043,871	$0.23	2.79	822

$0.35~$0.38	1,070,002	3.78	$0.36	707	1,069,992	$0.36	3.78	707

$1.1~$1.2	48,142,479	8.47	$1.07	—	16,349,988	$1.12	7.92	—

	70,979,125			$20,583	31,550,554			$12,933

		Weighted	Weighted
		average	average
		exercise	grant date
	Number of shares	price	fair value
Balance, January 1, 2013	70,502,943	$0.71
Granted	27,912,500	$0.57	1.11
Exercised	(18,583,733)	$0.22	0.14
Cancelled	(8,852,585)	$0.85	0.92

Balance, December 31, 2013	70,979,125	$0.77	0.86

Exercisable, December 31, 2013	31,550,554	$0.66

Expected to vest, December 31, 2013	39,428,571	$0.85

For employee stock options, the Company recorded share-based compensation from continuing operations of $4,352, $8,966, and $13,788 and from discontinued operations of $254, $282 and $649 for the years ended December 31, 2011, 2012, and 2013, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

For non-employee options,  the Company recorded share-based compensation from continuing operations of $662, $694, and $721 and from discontinued operations of $nil for the years ended December 31, 2011, 2012, and 2013, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of December 31, 2013, there was $39,023 unrecognized share-based compensation expense relating to share options.  This amount is expected to be recognized over a weighted-average vesting period of 2.82 years.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.                               SHARE-BASED COMPENSATION - continued

Nonvested restricted shares

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

In March 2013, the Company granted 168,000 restricted Class A ordinary shares to employees under 2011 Equity Incentive Plan. 25% of the restricted shares will vest on the first anniversary of the vesting commencement date as of March 22, 2014, and the remaining 75% will vest at the 21st day of each calendar month subsequent to March 22, 2014.

A summary of the nonvested restricted shares activity is as follows:

		Weighted
	Weighted	average fair value
	number of	per ordinary
	nonvested restricted	share at the
	shares	grant dates

Outstanding as of December 31, 2012	2,566,776	1.11
Granted	168,000	0.98
Vested	(887,799)	1.11
Forfeited	(82,827)	1.10
Outstanding as of December 31, 2013	1,764,150	1.10

The Company recorded compensation expenses based on the fair value of nonvested restricted shares on the grant dates over the requisite service period of award using the straight line vesting attribution method.  The fair value of the nonvested restricted shares on the grant date was the closing market price of the ordinary shares as of the date.  For nonvested restricted share granted in 2013, the fair value at the date of grant was $0.983 per share.  The Company recorded the compensation expense of $255, $955 and $980 related with nonvested restricted shares for the years ended December 31, 2011, 2012 and 2013, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.                               SHARE-BASED COMPENSATION - continued

Nonvested restricted shares - continued

There was total unrecognized compensation expense of $1,849 related to nonvested restricted shares granted as of December 31, 2013.  The expense is expected to be recognized over a weighted-average period of 2.10 years according to the graded vesting schedule.

The amount of share-based compensation expense for options and nonvested restricted shares attributable to selling and marketing, research and development and general and administrative expenses and loss from the operations of the discontinued operations are as follows:

	Years ended December 31,
	2011	2012	2013
Gross amount:
Cost of revenues	$—	$—	$184
Selling and marketing	414	524	328
Research and development	1,628	1,580	982
General and administrative	3,227	8,511	13,995
	5,269	10,615	15,489

Loss from the operations of the discontinued operations	254	282	649
Total share-based compensation expense	$5,523	$10,897	$16,138

There was no income tax benefit recognized in the statements of operations for share-based compensation for the years ended December 31, 2011, 2012 and 2013.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

20.                               EXCHANGE GAIN/LOSS FROM DUAL CURRENCY DEPOSITS / BANK OFFSHORE ACCOUNTS

In 2010 and 2011, the Company entered into contracts with a bank with respect to dual currency deposits (“DCDs”), which were denominated in currencies other than the functional currency of the Company and were generally of 7 days to 21 days duration at a fixed interest rate.  The Company made the investment in dual currency deposits for the purpose of enhancing the yields of the Company’s cash balances.  At December 31, 2012 and 2013, there was no DCD contract outstanding, and due to the fluctuation of the foreign exchange rates, the Company recognized a gain of $2,013, $nil and $nil for the years ended December 31, 2011, 2012 and 2013, respectively.

Exchange loss of $1,769 for the year ended December 31, 2012 and an exchange gain of $1,476 for the year ended December 31, 2013 were attributable to bank deposit, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.                               RELATED PARTY BALANCES AND TRANSACTIONS

Details of related party balances and transactions as of December 31, 2012 and 2013 are as follows:

(1)                                 Amounts due from related parties

As of December 31, 2012 and 2013, amounts due from related parties are $258 and $62,411, respectively, and details are as follows:

	As of December 31,
	2012	2013
Gummy Inc., subsidiary of Oak Pacific Holdings (“OPH”) (i)	$20	$21
Beijing Qian Xiang Hu Lian Technology Development Co., Ltd., (“Hu Lian”) subsidiary of OPH (i)	126	245
Softbank Payment Service Corporation (“SBPS”), an affiliate of SB Pan Pacific Corporation (ii)	112	108
Nuomi Holdings Inc., equity investee of Renren, Inc.	—	175
Beijing Nuomi Wang Technology Development Co., Ltd., subsidiary of Nuomi Holdings Inc. (“Beijing Nuomi”) (iii)	—	61,663
Qingting, equity investee of Renren, Inc.	—	192
Beautiful Legend Co., Ltd, majority shareholder of OPH	—	7
Total	$258	$62,411

(i)                 OPH is an entity controlled by the CEO of the Company.  The two subsidiaries of OPH, Gummy Inc. and Hu Lian have acted as collection agents of the Company during 2012 and 2013.

(ii)              SBPS, an affiliate of SB Pan Pacific Corporation, provides third party collection service for Renren Game Japan Inc. during 2012 and 2013.

(iii)           As described in note 4, the Company deconsolidated Nuomi from the Company’s consolidated financial statements on October 26, 2013. At the deconsolidation date, the amount due from Beijing Nuomi was $74,825 (see Note 4), which was partially settled in November and December 2013. As of December 31, 2013, the balance of amount due from Beijing Nuomi was $61,663, which was fully settled subsequently in February 2014.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.                               RELATED PARTY BALANCES AND TRANSACTIONS - continued

(2)                                 Amounts due to related parties:

	As of December 31,
	2012	2013
Qingting, equity investee of the Company	$—	$113
Mapbar, equity investee of the Company	77	65
Nuomi Holdings Inc., equity investee of the Company (i)	—	60,884
Total	$77	$61,062

(i)                                     As described in note 4, the Company deconsolidated Nuomi Hodings Inc. on October 26, 2013. Pursuant to purchase agreement reached among the Company, Nuomi Holdings Inc. and Baidu Holdings Limited dated on August 23, 2013, immediately after the deconsolidation date, the Company issued promissory note to Nuomi Holdings Inc. in the principal amount of $60,884 that equaled the balance of the Company’s receivables from Beijing Nuomi as of July 31, 2013. Such promissory note would be repaid upon the settlement of the Company’s receivables in respect to Beijing Nuomi. After the balance sheet date, the promissory note of $60,884 was paid up in February 2014 along with the settlement of the other receivable.

(3)                                 Transactions with related parties for amount due from related parties

	Years ended December 31,
	2011	2012	2013
Cash collected through SBPS, an affiliate of SB Pan Pacific Corporation	$—	$1,116	$1,153
Advertising service provided to Sino way, equity method investment of OPH	689	—	—
Back office service provided to Hu Lian, subsidiary of OPH	341	270	128
Third party payment collection service provided to Beijing Wang Lu Technology Co., Ltd., subsidiary of OPH	47	—	—
Third party payment collection service provided to Gummy Inc., subsidiary of OPH	44	1	—
Professional fees paid for Nuomi by Renren Inc.	—	—	175
Total	$1,121	$1,387	$1,456

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.                               RELATED PARTY BALANCES AND TRANSACTIONS - continued

(4)                                 Transactions with related parties for amount due to related parties

	Years ended December 31,
	2011	2012	2013
Location-based service provided by Mapbar Technology Limited	$76	$304	$299
Internet service provided by Beijing Qian Xiang Hu Lian Technology Development Co., Ltd., subsidiary of OPH	51	—	—
Internet service provided by Qingting, Equity investee of the Company	—	—	111
Total	$127	$304	$410

(5)                                 In July 2012, the Company purchased $10,000 Series 2012-A Senior Secured Refi Loan Notes issued by SoFi Lending Corp., a subsidiary of SoFi.  OPH is a shareholder of SoFi and the Company’s chairman and chief executive officer, Joseph Chen, is a director of SoFi.  In September 2012, the Company invested $49,000 in newly issued Series B preferred shares of SoFi, concurrently with a Company of other investors.  These transactions were approved by the independent, disinterested members of the Company’s board and the audit committee of the board.  See note 10 for detail.

(6)                                 In December 2012, the Group advanced $1,589 and $16 to Ms. Jing Yang, the spouse of the CEO Mr. Joseph Chen, and Mr. James Jian Liu, the COO of the Company, for the set-up and funding in capital for a new VIE where these two individuals will act as the nominee shareholders. As of December 31, 2012, the application for the new VIE set-up remained in progress; the advances were disclosed as a reduction of equity. Subsequently in February 2013, the VIE was established and the advances were injected to the new VIE as capital contribution.

22.                               SEGMENT INFORMATION

The Company’s Chief Operating Decision Maker (the “CODM”) continued to be identified as the Chief Executive Officer, who is responsible for decisions about allocating resources and assessing performance of the Company.

During 2013, the Company has incurred the following changes in its operations:

•                                          completed the corporate restructuring of the online games business, which originally was under Renren IVAS, by having its own management team and operating entities to meet with its business needs, and discrete financials of Game was prepared and reviewed by the Company’s CODM in 2013 and going forward;

•                                          as described in Note 4 and Note 5, Nuomi’s operation was treated as discontinued. As such, the segment information of Nuomi was excluded from the disclosure in this note.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

22.                               SEGMENT INFORMATION - continued

The Company reevaluated its segments and concluded that it has two reportable segments as of December 31, 2013, namely Renren and Games.  The segment information for year 2011 and 2012 was retrospectively revised to reflect such changes as follows:

	Years ended December 31, 2011			Years ended December 31, 2012			Year ended December 31, 2013
	Renren	Games	Total	Renren	Games	Total	Renren	Games	Total

Net revenues	$69,608	$41,902	$111,510	$70,180	$89,455	$159,635	$71,218	$85,473	$156,691
Cost of revenues	(10,784)	(14,810)	(25,594)	(39,960)	(25,103)	(65,063)	(45,452)	(23,244)	(68,696)
Operating expenses	(64,075)	(26,977)	(91,052)	(119,943)	(38,814)	(158,757)	(132,706)	(68,949)	(201,655)

Operating income (loss)	(5,251)	115	(5,136)	(89,723)	25,538	(64,185)	(106,940)	(6,720)	(113,660)
Net income (loss) from continuing operations	65,977	71	66,048	(73,257)	25,715	(47,542)	(33,043)	(6,644)	(39,687)
Net income (loss) from discontinued operations	(720)	—	(720)	(216)	—	(216)	131,706	—	131,706
Net income (loss)	$65,257	$71	$65,328	$(73,473)	$25,715	$(47,758)	$98,663	$(6,644)	$92,019

Total Assets				$1,104,989	$72,953	$1,177,942	$1,344,327	$41,359	$1,385,686

Majority of the Company’s revenue for the years ended December 31, 2012 and 2013 was generated from the PRC. Game has recognized revenue of $2,004 and $2,368 from overseas game entities for the years ended December 31, 2012 and 2013.

As of December 31, 2012 and 2013, respectively, substantially all of long-lived assets of the Company are located in the PRC.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

23.                               EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the years ended:

	Years ended December 31,
	2011	2012	2013
Net income (loss):
Income (loss) from continuing operations	$66,048	$(47,542)	$(39,687)
Income (loss) on discontinued operations, net of income taxes	(25,044)	(27,511)	103,328
Net income (loss)	41,004	(75,053)	63,641
Add: net loss attributable to noncontrolling interest	252	27	92
Net income (loss) attributable to Renren Inc. shareholders	$41,256	$(75,026)	$63,733
Weighted average number of ordinary shares outstanding used in computing net income (loss) per ordinary share-basic	850,670,583	1,151,659,545	1,118,091,879
Incremental weighted average ordinary shares from assumed exercise of stock options using the treasury stock method	50,669,798	—	12,648,043
Weighted average number of ordinary shares outstanding used in computing net income (loss) per ordinary share-diluted	901,340,381	1,151,659,545	1,130,739,922
Net loss per ordinary share attributable to Renren Inc. shareholders - basic:
(Loss) income per ordinary share from continuing operations	$0.08	$(0.04)	$(0.03)
Income (loss) per ordinary share from discontinued operations	$(0.03)	$(0.02)	$0.09
Net income (loss) per ordinary share attributable to Renren Inc. shareholders - basic:	$0.05	$(0.07)	$0.06
Net loss per ordinary share attributable to Renren Inc. shareholders - diluted:
(Loss) income per ordinary share from continuing operations	$0.07	$(0.04)	$(0.03)
Income (loss) per ordinary share from discontinued operations	$(0.03)	$(0.02)	$0.09
Net income (loss) per ordinary share attributable to Renren Inc. shareholders - diluted:	$0.05	$(0.07)	$0.06

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

24.                               COMMITMENTS

(a)                                 Operating lease as lessee

The Company leases its facilities and offices under non-cancelable operating lease agreements.  In addition, the Company pays telecommunications carriers and other service providers for telecommunications services and for hosting its servers at their internet data centers under non-cancelable agreements, which are treated as operating leases.  These leases expire through 2017 and are renewable upon negotiation.  Rental expenses under operating leases for 2011, 2012 and 2013 from continuing operations were $16,493, $34,094, and $34,941 respectively and from discontinued operations were $881, $1,615 and $2,299, respectively.

Future minimum lease payments under such non-cancellable leases as of December 31, 2013 are as follows:

2014	$25,763
2015	14,000
2016	791
2017	—
2018 and thereafter	—

Total	$40,554

(b)                                 Capital commitments

As of December 31, 2013, capital commitments for purchase of office property and equipments were $2,340 which will be due in 2014.

25.                               CONTINGENCY

As the social commerce business in China, which was operated by Nuomi remains at an early stage of development, currently there are no PRC laws or regulations specifically addressing the tax obligations associated to social commerce services. The Company believes it is appropriate and reports revenue on a net basis as set out in Note 2. However, if the relevant government authority were to determine that business tax or value added taxes should be paid on the gross amount of sales relating to the social commerce services, this would result in an increase in tax liability of approximately $6,957, $10,196 and $21,602 for the year ended December 31, 2011, 2012 and 2013, respectively. In addition, the PRC tax authorities may impose late payment fees and other penalties on the Company for any unpaid business taxes or value added taxes. However, the Company does not believe that the payment of such additional liabilities is probable

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

26.                               EMPLOYEE BENEFIT PLAN

Full time employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The Company accrues for these benefits based on certain percentages of the employees’ salaries.  The total provisions for such employee benefits from continuing operation were $9,263, $18,543 and $22,829 and from discontinued operations were $1,413, $3,181 and $4,704 for the years ended December 31, 2011, 2012 and 2013, respectively.

27.                               STATUTORY RESERVES

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries and VIEs located in the PRC (mainland), being foreign invested enterprises established in the PRC (mainland), are required to provide for certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts.  The Company’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Company’s subsidiaries.

The appropriation to the enterprise expansion reserves by the Company’s PRC (mainland) subsidiaries were $912, $3,205 and $nil for the years ended December 31, 2011, 2012 and 2013.

28.                               RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the WFOEs and VIE from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends.  The balance of restricted net assets were $154,353 and $264,399, of which $27,097 and $34,877 was attributed to the paid in capital and statutory reserves of the VIEs and $127,256 and $229,522 was attributed to the paid in capital and statutory reserves of the WFOEs, as of December 31, 2012 and 2013, respectively.  The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party.  The VIEs’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party.  Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.  As of December 31, 2012 and December 31, 2013, the aggregate amounts of net assets of the relevant subsidiaries and VIEs in the Company free of restriction from distribution were $94,862 and $77,949.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of US dollars, except share data and per share data, or otherwise noted)

29.                               SUBSEQUENT EVENTS

In January 2014, the Company made an additional investment in JMOOP with a total cash consideration of $40,000.

On January 22, 2014, the Company entered into a definitive agreement with Nuomi Holdings Inc. (“Nuomi Inc”) and Baidu Holdings Limited (“Baidu”) to sell its remaining 31.61% in Nuomi Inc. to Baidu Holdings Limited with a cash consideration of $68,066.  Besides, pursuant to resolution agreed among the Company, Nuomi Inc. and Baidu, immediately before the completion of this deal, Nuomi Inc. would pay to the Company $55,000 as a final dividend.

In March 2014, the Company entered into an agreement to purchase 6,020,695 Series D Preferred Shares issued by SoFi with a total consideration of $20,789, which was paid in full in the same month.  Upon the completion of this investment on March 24, 2014, the Company held 25.96% equity interest in SoFi on a fully diluted basis.

On March 14, 2014, Renren Lianhe Holdings (“Lianhe”), a subsidiary of the Company, entered into the subscription and shareholders agreement with Loadstar Capital K.K. (“Loadstar”), to purchase up to 49.88% equity stake of the investee with a total consideration of Japanese Yen 969.2 million in 12 months from March 14, 2014.  In March 2014 Lianhe had paid JPY210 million for 33.33% equity of Loadstar.

On April 14, 2014, Lianhe entered into a definitive agreement with Rise Companies Corp (“Rise Corp”) to purchase 7,856,395 Preferred Series A Shares issued by Rise Corp with a total consideration of $17,183, which was paid in full on the date of such agreement.  Upon the completion of this investment, Lianhe held 35.01% equity interest in Rise Corp on a fully diluted basis.

Subsequent to the balance sheet date, the Company had taken the following actions in relation with its short-term investments:

	Period subsequent to the balance sheet date,
	Gross Purchase	Sales of investments
	Cost	Proceeds	Costs	Gains (losses)
Available-for-sale
Equity securities	100,104	315,523	161,792	153,731
Corporate bonds	—	57,795	57,712	83

Derivative financial instruments
Call options	61,670	55,554	61,670	(6,116)
Interest rate swaptions	32,011	—	—	—

Japan Macro Opportunities
Offshore Partners, L.P.

(A Cayman Islands Exempted Limited Partnership)

Financial Statements as of and for the
Year Ended December 31, 2011

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2011

(Expressed in U.S. dollars)

ASSETS

INVESTMENT IN JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P. (the “Master Fund”) — at fair value	$98,414,112

CASH	10,014,113

RECEIVABLE FROM MASTER FUND	1,993,703

OTHER ASSETS	3,076

TOTAL	$110,425,004

LIABILITIES AND PARTNERS’ CAPITAL

ACCRUED EXPENSES	$12,000

CAPITAL WITHDRAWALS PAYABLE	2,008,319

CAPITAL CONTRIBUTIONS RECEIVED IN ADVANCE	10,000,000

PARTNERS’ CAPITAL	98,404,685

TOTAL	$110,425,004

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

(Expressed in U.S. dollars)

REALIZED AND UNREALIZED LOSS ON INVESTMENTS ALLOCATED FROM MASTER FUND:
Realized loss on derivative instruments	$(10,154,018)
Net change in unrealized depreciation on derivative instruments	(26,552,194)

Realized and unrealized loss on derivative instruments allocated from Master Fund	(36,706,212)

NET INVESTMENT LOSS ALLOCATED FROM MASTER FUND:
Interest income	506
Management fees	(877,629)
Professional, administrator and other expenses	(279,595)
Interest expense	(2,278)

Net investment loss allocated from Master Fund	(1,158,996)

PARTNERSHIP EXPENSES — Other expenses	79,037

NET INVESTMENT LOSS	(1,238,033)

INCREASE IN PERFORMANCE DISTRIBUTION AT MASTER FUND	(417,387)

NET DECREASE IN PARTNERS’ CAPITAL RESULTING FROM OPERATIONS	$(38,361,632)

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2011

(Expressed in U.S. dollars)

	General	Limited
	Partner	Partners	Total

PARTNERS’ CAPITAL — January 1, 2011	$—	$37,368,995	$37,368,995

Capital contributions	—	109,097,205	109,097,205

Capital withdrawals	—	(9,699,883)	(9,699,883)

Net decrease in partners’ capital resulting from operations	—	(38,361,632)	(38,361,632)

PARTNERS’ CAPITAL — December 31, 2011	$—	$98,404,685	$98,404,685

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

(Expressed in U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net decrease in partners’ capital resulting from operations	$(38,361,632)
Adjustments to reconcile net decrease in partners’ capital resulting from operations to net cash used in operating activities:
Net investment loss allocated from Master Fund	1,158,996
Net change in unrealized depreciation on derivative instruments allocated from Master Fund	26,552,194
Realized loss on derivative instruments allocated from Master Fund	10,154,018
Performance distribution at Master Fund	417,387
Contributions to Master Fund	(109,097,205)
Withdrawals from Master Fund	9,758,007
Increase in receivable from Master Fund	(1,993,703)
Decrease in other assets	8,410
Increase in accrued expenses	12,000

Net cash used in operating activities	(101,391,528)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions, including capital contributions received in advance of $10,000,000	119,097,205
Capital withdrawals, net of capital withdrawals payable of $2,008,319	(7,691,564)

Net cash provided by financing activities	111,405,641

NET CHANGE IN CASH AND CASH EQUIVALENTS	10,014,113

CASH AND CASH EQUIVALENTS — Beginning of year	—

CASH AND CASH EQUIVALENTS — End of year	$10,014,113

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2011

(Expressed in U.S. dollars)

1.                      ORGANIZATION

Japan Macro Opportunities Offshore Partners, L.P. (the “Partnership”) is a Cayman Islands exempted limited partnership organized on March 22, 2010, which began operations on July 9, 2010. The limited partnership agreement (the “Partnership Agreement”) was most recently amended and restated on August 1, 2011. The Partnership is registered under the Mutual Funds Law of the Cayman Islands. The Partnership has elected to be taxed as a corporation from a U.S. federal income tax perspective. The investment objective of the Partnership is to achieve capital appreciation through investments in public and private securities and other financial instruments. This investment strategy is executed solely through an investment in Japan Macro Opportunities Master Fund, L.P. (the “Master Fund”) (a Cayman Islands Exempted Limited Partnership). Japan Macro Opportunities Partners, L.P. a Delaware limited partnership (the “Onshore Fund”), also invests in the Master Fund. As of December 31, 2011, the Partnership owns approximately 58% of the Master Fund.

Hayman Offshore Management, Inc. is the general partner (the “General Partner”) of the Partnership, and a general partner of the Master Fund. Hayman Capital Management L.P. is the managing general partner of the Master Fund (the “Managing General Partner”). Hayman Advisors SLP, L.P., an affiliate of the General Partner, was designated by the General Partner as the special limited partner (the “Special Limited Partner”) of the Master Fund. For the year ended December 31, 2011, the General Partner had no partner capital balance in the Partnership.

Equinoxe Alternative Investment Services (Bermuda) Ltd. (“Equinoxe”) performs various administrative services for the Partnership.

2.                      SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are presented using accounting principles generally accepted in the United States of America (“GAAP”). Financial statements prepared on a GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Investment in Master Fund — The Partnership’s investment in the Master Fund is valued at fair value as determined by the General Partner based on the partners’ capital balance reflected in the financial statements of the Master Fund. The performance of the Partnership is directly affected by the performance of the Master Fund. The financial statements of the Master Fund, which are an integral part of these financial statements, are attached.

Income and Expense Recognition — The Partnership’s pro-rata share of income and expense and realized and unrealized gain and loss from its direct investment in the Master Fund are included in their appropriate revenue and expense categories in the Partnership’s statement of operations. In addition, the Partnership accrues its own direct expenses.

Cash and Cash Equivalents — The Partnership defines cash and cash equivalents as cash and short-term, highly liquid investments with original maturities of 90 days or less. Additional information on cash receipts and payments is presented in the statement of cash flows.

Income Taxes — The Partnership is registered as an exempted limited partnership pursuant to the Exempted Limited Partnership Law of the Cayman Islands. No local income, profits, or capital gains taxes are levied in the Cayman Islands at the current time. The Partnership has also received an undertaking from the Cayman Islands’ government that, for a period of 50 years from May 11, 2010, the Partnership will be exempt from taxation in the Cayman Islands. The only taxes payable by the Partnership on its income are withholding taxes applicable to certain income.

The Partnership determines whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Partnership reviews and evaluates tax positions in the jurisdictions in which the Partnership operates and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review management concluded that, the Partnership’s tax returns will remain open for examination by major tax jurisdictions, including U.S. Federal, U.S. states, Japan, Cayman Islands and foreign jurisdictions where the Partnership and Master Fund makes significant investments, for the amount of time specified under the applicable statutes of limitations (with limited exceptions). The Partnership’s tax returns will remain open for examination by tax authorities for a period of three years from when they are filed. Accordingly, the Partnership’s 2010 tax return remains open for examination. The Partnership is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense has been recorded in the accompanying financial statements.

Capital Contributions, Withdrawals and Allocation of Partnership Profits and Losses — Capital contributions received at each closing are maintained in special memorandum accounts on the books and records of the Master Fund and invested in a portfolio of investments (each, a “Tranche”). A new Tranche is established at each closing and only those investors making capital contributions at that closing have an interest in that Tranche. The appreciation, depreciation and expenses attributable to a Tranche are allocated only to investors with an interest in that Tranche. The Partnership is a single legal entity, and the Tranches are not separate legal entities. As of December 31, 2011, the Partnership participated in 14 Tranches in the Master Fund — A, C to L, and O to Q. The table below summarizes the contributions and withdrawals by Tranche during the year ended December 31, 2011:

Tranche	Contributions	Withdrawals

C	$—	$8,994,200
G	21,978,000	705,683
H	8,300,000	—
I	7,660,000	—
J	12,388,000	—
K	10,000,000	—
L	15,000,000	—
O	3,771,205	—
P	20,000,000	—
Q	10,000,000	—
	$109,097,205	$9,699,883

Capital withdrawals are permitted at the end of each quarter after a limited partner has held a tranche interest for at least three years. Withdrawals made within the first three years will be subject to a 5% withdrawal fee. Capital withdrawal requests must be delivered prior to the end of the quarter preceding the withdrawal date. The General Partner does not charge a withdrawal fee when the partners in a Tranche are all affiliated.

Using the net asset value from the close, subsequent to the redemption request, the General Partner will determine the net asset value of the tranche and segregate the pro-rata portion of each asset in the tranche for the benefit of the withdrawing limited partner. The General Partner will then sell the segregated assets prior to the withdrawal date and specially allocate the gains and losses attributable to the segregated assets to the withdrawing investor.

Capital withdrawals are recorded as liabilities, net of any performance distribution, when the amount requested in the withdrawal notice becomes fixed and determinable. Withdrawal notices received for which the dollar amount is not fixed remain in capital until the amount is determined.

The profits and losses of each Tranche of the Partnership are allocated to each partner based upon the amount of such partner’s capital balance of each Tranche as of the beginning of each month.

Indemnities — The General Partner on behalf of the Partnership enters into certain contracts that contain a variety of indemnifications. The Partnership’s maximum exposure under these arrangements is unknown. However, the Partnership has not had any prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

3.                      FAIR VALUE MEASUREMENTS

The Partnership uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The General Partner believes the most relevant fair value disclosure relates to the Master Fund’s investment portfolio and can be found in Note 3 of the Master Fund’s financial statements, which are attached to these statements.

4.                      RELATED-PARTY TRANSACTIONS, INCLUDING MANAGEMENT AND PERFORMANCE DISTRIBUTION

Management fees and the performance distributions are charged at the Master Fund level. For the year ended December 31, 2011, the Partnership was allocated management fees of $877,629 charged at the Master Fund. As of December 31, 2011, the total accrued performance distribution to the Special Limited Partner with respect to the Partnership pursuant to the Agreement charged at the Master Fund totaled $485,357, if the Master Fund’s investments were disposed at such time and the net assets of the Master Fund was distributed to the partners. A performance distribution of $417,387 to the Special Limited Partner was accrued at the Master Fund, for the year ended December 31, 2011. The Special Limited Partner of the Master Fund has no claim to any accrued performance distribution and does not receive any economic benefit from the balance, until distributions made to a limited partner exceed aggregate contributions.

Due to the nature of the master fund/feeder fund structure, the Partnership could be materially affected by contributions or withdrawals of the Master Fund’s interests made by investors in the Onshore Fund. Three limited partners represent approximately 43% of the Partnership’s capital balance, as of December 31, 2011.

5.                      FINANCIAL HIGHLIGHTS

The following are the Partnership’s financial highlights, by Tranche, for the year ended December 31, 2011. Total returns are calculated by Tranche for the limited partner group as a whole, which may differ from returns for any individual partners due to certain limited partners being exempt from management fees.

	Total Return[1]			Ratios to Average Limited Partners’ Capital[2,3]:
				Expenses —		Expenses —
	Before		After	Excluding		Including	Net
	Performance	Performance	Performance	Performance	Performance	Performance	Investment
	Distribution	Distribution	Distribution	Distribution	Distribution	Distribution	Loss

Tranche A	(43.38)%	—%	(43.38)%	(2.02)%	—%	(2.02)%	(2.02)%
Tranche C	(48.81)	—	(48.81)	(2.38)	—	(2.38)	(2.38)
Tranche D	(44.10)	1.45	(42.65)	(2.04)	3.70	1.66	(2.03)
Tranche E	(28.33)	—	(28.33)	(1.98)	—	(1.98)	(1.98)
Tranche F	(42.27)	—	(42.27)	(2.02)	—	(2.02)	(2.02)
Tranche G	(40.11)	—	(40.11)	(1.84)	—	(1.84)	(1.84)
Tranche H	(44.77)	—	(44.77)	(1.82)	—	(1.82)	(1.82)
Tranche I	(41.04)	—	(41.04)	(1.87)	—	(1.87)	(1.87)
Tranche J	(33.41)	—	(33.41)	(1.78)	—	(1.78)	(1.78)
Tranche K	(27.20)	—	(27.20)	(1.80)	—	(1.80)	(1.80)
Tranche L	(26.41)	—	(26.41)	(1.86)	—	(1.86)	(1.86)
Tranche O	19.80	(2.62)	17.18	(1.72)	(2.34)	(4.06)	(1.72)
Tranche P	9.67	(1.94)	7.73	(1.78)	(1.83)	(3.61)	(1.78)
Tranche Q	(0.12)	—	(0.12)	(1.98)	—	(1.98)	(1.98)

1            Computed as the percentage change in value during the period of a theoretical limited partner investment made at the beginning of the year or when a Tranche was created, net of all fees and expenses. Total return has not been annualized for those Tranches created during the year.

2            Average partners’ capital has been computed based on monthly valuations. Ratios have been annualized for those Tranches created during the year. Performance distribution ratios have not been annualized.

3            Includes the proportionate share of the Partnership’s income and expenses allocated from the Master Fund.

6.                      SUBSEQUENT EVENTS

For the purpose of issuing these financial statements, management evaluated events and transactions through and including April 3, 2012, the date these financial statements were available to be issued. Subsequent to December 31, 2011, the Partnership issued Tranches R and S following the receipt of capital contributions of approximately $21.3 million. The Partnership also received additional contributions from existing tranches of $2.5 million and paid withdrawals of approximately $4.1 million, of which $2 million was accrued as of December 31, 2011.

* * * * * *

Japan Macro Opportunities

Master Fund, L.P.

(A Cayman Islands Exempted Limited Partnership)

Financial Statements as of and for the

Year Ended December 31, 2011

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2011

ASSETS
DERIVATIVE INSTRUMENTS — At fair value (cost $152,045,381)	$101,571,890
CASH AND CASH EQUIVALENTS	71,387,593
OTHER ASSETS	188,078

TOTAL	$173,147,561

LIABILITIES AND PARTNERS’ CAPITAL
ACCRUED EXPENSES	$99,282
CAPITAL WITHDRAWALS PAYABLE	1,993,703
PARTNERS’ CAPITAL	171,054,576

TOTAL	$173,147,561

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2011

Fair Value

DERIVATIVE INSTRUMENTS (59.4% of partners’ capital):

Interest rate swaptions — Japanese Libor (31.0% of partners’ capital):
1 year swaptions with maturities (January 2012—December 2012)	$17,316,449
2 year swaptions with maturities (July 2013—July 2013)	2,063,026
3 year swaptions with maturities (July 2013—December2014)	33,693,813

Total interest rate swaptions — Japanese Libor (cost $50,612,400)	53,073,288

Foreign currency options — Japanese Yen (28.4% of partners’ capital):
1 year options with maturities (January 2012—December 2012)	9,724,314
2 year options with maturities (July 2013—July 2013)	1,705,594
3 year options with maturities (July 2013—December 2014)	37,068,694

Total foreign currency options — Japanese Yen (cost $101,432,981)	48,498,602

DERIVATIVE INSTRUMENTS — (cost $152,045,381)	$101,571,890

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

REALIZED AND UNREALIZED LOSSES ON DERIVATIVE INSTRUMENTS:
Net realized losses on derivative instruments	$(19,055,070)
Net change in unrealized depreciation on derivative instruments	(49,180,635)

Net realized and unrealized losses on derivative instruments	(68,235,705)

INVESTMENT INCOME — Interest	1,207

EXPENSES:
Management fees	1,667,041
Professional, administrator and other	532,947
Interest expense	5,206

Total expenses	2,205,194

NET INVESTMENT LOSS	(2,203,987)

NET DECREASE IN PARTNERS’ CAPITAL RESULTING FROM OPERATIONS	$(70,439,692)

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2011

			Japan Macro
	Special	Japan Macro	Opportunities
	Limited	Opportunities	Offshore
	Partner	Partners, L.P.	Partners, L.P.	Total

PARTNERS’ CAPITAL — January 1, 2011	$307,134	$55,168,542	$37,357,509	$92,833,185

Capital contributions	—	49,614,795	109,097,205	158,712,000

Capital withdrawals	—	(292,910)	(9,758,007)	(10,050,917)

Net decrease in partners’ capital resulting from operations	—	(32,574,484)	(37,865,208)	(70,439,692)

Performance distribution (see Note 6)	486,640	(69,253)	(417,387)	—

PARTNERS’ CAPITAL — December 31, 2011	$793,774	$71,846,690	$98,414,112	$171,054,576

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:
Net decrease in partners’ capital resulting from operations	$(70,439,692)
Adjustments to reconcile net decrease in partners capital resulting from operations to net cash used in operating activities:
Payments for derivative instruments	(117,268,528)
Proceeds from sales of derivative instruments	4,200,933
Realized loss on derivative instruments	19,055,070
Net change in unrealized depreciation on derivative instruments	49,180,635
Decrease in other assets	107,474
Increase in accrued expenses	57,077

Net cash used in operating activities	(115,107,031)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	158,712,000
Capital withdrawals, net of increase in capital withdrawals payable of $1,993,703	(8,057,214)

Net cash provided by financing activities	150,654,786

NET CHANGE IN CASH AND CASH EQUIVALENTS	35,547,755

CASH AND CASH EQUIVALENTS — Beginning of year	35,839,838

CASH AND CASH EQUIVALENTS — End of year	$71,387,593

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.                      ORGANIZATION

Japan Macro Opportunities Master Fund, L.P. (the “Master Fund”) is a Cayman Islands exempted limited partnership organized under the laws of the Cayman Islands. The investment objective of the Master Fund is to generate superior risk-adjusted rates of return through investments in the Japanese foreign currency exchange and credit markets. To achieve its investment objective, the Master Fund invests in fully paid for fixed-income and foreign exchange securities and derivative products in the Japanese capital markets within a broad global macroeconomic strategy focusing on the risks to Japanese interest rate and currency volatility contained within the market for sovereign credit.

The Master Fund receives capital contributions from Japan Macro Opportunities Partners, L.P. (the “Onshore Fund”) and Japan Macro Opportunities Offshore Partners, L.P. (the “Offshore Fund”). Hayman Capital Management, L.P. is the managing general partner for the Master Fund (the “Managing General Partner”) and is the general partner of the Onshore Fund. Hayman Offshore Management, Inc., a Cayman Islands exempted company, serves as the general partner of the Master Fund and Offshore Fund (the “General Partner”). Hayman Advisors SLP, L.P., an affiliate of the Managing General Partner, was designated by the Managing General Partner as the special limited partner (the “Special Limited Partner”) of the Master Fund. For the year ended December 31, 2011, the General Partner and the Managing General Partner had no partner capital balance in the Master Fund. The Master Fund, pursuant to an amended and restated agreement of the Limited Partnership (the “Agreement”), was formed on March 22, 2010 and began operations on July 9, 2010.

The Master Fund operates under a “master/feeder structure” whereby the Onshore Fund and the Offshore Fund invest substantially all of their investable assets in the Master Fund. As of December 31, 2011, the Onshore Fund and the Offshore Fund owned approximately 42% and 58% of the Master Fund, respectively.

Equinoxe Alternative Investment Services (Bermuda) Ltd. (“Equinoxe”) performs various administrative services for the Master Fund.

2.                      SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are presented using accounting principles generally accepted in the United States of America (GAAP). Financial statements prepared on a GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents — The Master Fund defines cash and cash equivalents as cash and short-term, highly liquid investments with original maturities of 90 days or less. As of December 31, 2011, $34,684,909 and $34,697,628 are invested in treasury backed money market funds offered by JP Morgan and BNY Mellon respectively. Additional information on cash receipts and payments is presented in the statement of cash flows.

Derivative Instruments — Derivative instruments are valued at fair value in accordance with the Managing General Partner’s valuation policy. Valuations are obtained from third-party pricing services which rely on observable market inputs and market information received from dealers, or brokers, when available and considered reliable.

Foreign Currency Translations — Assets and liabilities denominated in foreign currencies are translated into Unites States dollar amounts at the period-end exchange rates. Purchases and sales of investments, and income and expenses that are denominated in foreign currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the Statement of Operations.

The Master Fund does not isolate the portion of the operating results that are due to the changes in foreign exchange rates. Such fluctuations are included in unrealized depreciation on derivative instruments in the Statement of Operations. Investments in Japanese Yen denominated securities have additional risks not present in securities denominated in US dollars.

Income and Expense Recognition — Interest is recorded on the accrual basis. Operating expenses are recorded on the accrual basis as incurred. Realized gains and losses on derivative instruments are recorded on an identified cost basis.

Income Taxes — The limited partners of the Master Fund are individually liable for taxes on their share of Master Fund taxable income.

The Master Fund determines whether a tax position of the Master Fund is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Master Fund reviews and evaluates tax positions in the jurisdictions in which the Master Fund operates and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, management concluded that the Master Fund’s tax returns will be open for examination by major tax jurisdictions, including U.S. Federal, U.S. states, Japan and the Cayman Islands, for the amount of time specified under the applicable statutes of limitations (with limited exceptions). Accordingly, the Master Fund’s 2010 tax return remains open for examination. The Master Fund is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense has been recorded in the accompanying financial statements.

The Master Fund has been registered as an exempted limited partnership pursuant to the Exempted Limited Partnership Law of the Cayman Islands. No local income, profits, or capital gains taxes are levied in the Cayman Islands at the current time. The Master Fund has also received an undertaking from the Cayman Islands’ Government that, for a period of 50 years from May 11, 2010, the Master Fund will be exempt from taxation in the Cayman Islands. The only taxes payable by the Master Fund on its income are withholding taxes applicable to certain income.

Indemnities — The Managing General Partner on behalf of the Master Fund enters into certain contracts that contain a variety of indemnifications. The Master Fund’s maximum exposure under these arrangements is unknown. However, the Master Fund has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Capital Contributions, Withdrawals, and Income/Expenses Allocations — Capital contributions received at each closing are maintained in special memorandum accounts on the books and records of the Master Fund and invested in a portfolio of investments (each, a “Tranche”). The Managing General Partner establishes a new Tranche at each closing and only those investors making capital contributions at that closing have an interest in that Tranche. The appreciation, depreciation and expenses attributable to a Tranche are allocated only to investors with an interest in that Tranche.

The Master Fund is a single legal entity, and the Tranches are not separate legal entities. As of December 31, 2011, the Managing General Partner has established 17 Tranches — A through Q. The table below summarizes investor contributions and withdrawals for each. Withdrawals of $112,035 were made to pay for feeder fund level expenses.

Tranche	Contributions	Withdrawals

A	$—	$123,261
B	—	18,490
C	—	9,017,776
D	—	9,352
E	—	9,177
F	—	7,350
G	22,328,000	845,422
H	24,951,000	4,574
I	14,310,000	3,018
J	12,388,000	2,748
K	10,000,000	2,028
L	15,000,000	2,713
M	14,840,000	1,246
N	8,000,000	443
O	6,895,000	517
P	20,000,000	1,867
Q	10,000,000	935

	$158,712,000	$10,050,917

Capital withdrawals are permitted at the end of each quarter after a limited partner has held a Tranche interest for at least three years. Withdrawals made within the first three years will be subject to a 5% withdrawal fee. Capital withdrawal requests must be delivered prior to the end of the quarter preceding the withdrawal date. A withdrawal fee of $15,000 was recorded by the Master Fund during the year ended December 31, 2011 and is reported as a reduction in the withdrawals of Tranche A and was allocated pro-rata among the remaining Limited Partners in Tranche A. The General Partner does not charge a withdrawal fee for withdrawals from single Investor Tranches.

Using the net asset value from the close, subsequent to the redemption request, the General Partner will determine the net asset value of the Tranche and segregate the pro-rata portion of each asset in the Tranche for the benefit of the withdrawing limited partner. The General Partner will then sell the segregated assets prior to the withdrawal date and specially allocate the gains and losses attributable to the segregated assets to the withdrawing investor.

Capital withdrawals are recorded as liabilities, net of any performance distribution, when the amount requested in the withdrawal notice becomes fixed and determinable. Withdrawal notices received for which the dollar amount is not fixed remain in capital until the amount is determined.

3.                      FAIR VALUE MEASUREMENTS

The Master Fund uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Master Fund has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Managing General Partner. The Managing General Partner considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Managing General Partner’s perceived risk of that instrument.

Most derivative instruments that are not exchange-traded are considered Level 2. These over-the-counter (OTC) derivatives, including interest rate swaptions and foreign currency options, are valued by a third-party pricing service using observable inputs, such as quotations received from brokers. In instances where models are used, the value of an OTC derivative depends upon the contractual terms of, and specific risks inherent in the instrument, as well as, the availability and reliability of, observable inputs. Such inputs include market prices for reference securities, yield curves, credit curves, measures of volatility, prepayment rates, and correlations of such inputs. As of December 31, 2011, the financial instruments carried on the Statement of Assets and Liabilities by caption and by level within the valuation hierarchy are presented in the table that follows. The financial instruments are further classified by geography within the Condensed Schedule of Investments. Amounts are presented in thousands.

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Cash equivalents	$69,393	$—	$—	$69,393
Interest rate swaptions	—	53,073	—	53,073
Foreign currency options	—	48,499	—	48,499

Total	$69,393	$101,572	$—	$170,965

4.                      FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Derivative Contracts — In the normal course of business, the Master Fund enters into derivative financial instruments (“derivatives”). The derivatives in which the Master Fund invests are primarily interest rate swaptions and foreign currency options. Derivatives serve as a component of the Master Fund’s investment strategy and are utilized primarily to structure the portfolio or individual investments to economically match the investment objective of the Master Fund.

As of December 31, 2011, the derivative instruments carried on the Statement of Assets and Liabilities are presented in the table below. Fair value is presented in thousands.

Derivatives Not Accounted for	Number of	Fair
as Hedging Instruments	Contracts	Value

Interest rate swaption contracts	95	$53,073
Foreign currency option contracts	287	48,499

Total derivative instruments		$101,572

The impact of these derivative instruments on the Statement of Operations is presented in the table below. All numbers are presented in thousands.

	Net Change in
	Unrealized	Net Realized
	Depreciation	Losses
Derivatives Not Accounted for	on Derivative	on Derivative
as Hedging Instruments	Instruments	Instruments

Interest rate swaption contracts	$(1,489)	$(5,239)
Foreign currency option contracts	(47,692)	(13,816)

Total	$(49,181)	$(19,055)

For the year ended December 31, 2011, the volume of derivative transactions of the Master Fund was as follows:

Derivatives not Accounted for	Entered	Sold/
as Hedging Instruments	Into	Expired

Interest rate swaption contracts	75	30
Foreign currency option contracts	211	(53)

Total	286	(23)

Swaptions — The Master Fund enters into swaptions in the normal course of pursing its investment objectives. Swaptions are used to create exposure for the Master Fund based on its directional view of interest rates. Swaptions are options that grant the holder the right to enter into an underlying swap. The underlying swaps of the Master Fund’s swaptions are interest rate swaps. Interest rate swaps are agreements between two parties to exchange cash flows based on a notional principal amount. The Master Fund may elect to pay a fixed rate and receive a floating rate, or, receive a fixed rate and pay a floating rate on a notional principal amount. Swaptions are marked to market by a third-party pricing service and the change, if any, is recorded as a net change in unrealized appreciation or depreciation on derivative instruments in the Statement of Operations. When the swaption contract is terminated early, the Master Fund records a realized gain or loss. The risks of swaptions include changes in market conditions that affect the value of the contract or the cash flows and the possible inability of the counterparty to fulfill its obligations under the agreement. The Master Fund’s maximum risk of loss from counterparty credit risk is the market value of the positions held by the counterparty. This risk is mitigated by having a master netting arrangement between the Master Fund and the counterparty and by the posting of collateral by the counterparty to the Master Fund to cover a portion of the Master Fund’s exposure to the counterparty.

Options — The Master Fund holds foreign currency denominated interest rate swaptions and the value of these swaptions may decrease if the foreign currency depreciates in value. The Master Fund purchases options for the purpose mitigating foreign exchange risk and to enhance returns on its portfolio. Options are contracts that grant the holder, in return for payment of the purchase price (the “premium”) of the option, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option.

The Master Fund’s focus is to execute an investment strategy that is primarily concentrated in Japanese Libor interest rate swaptions and Japanese Yen foreign currency options, and as a result will potentially be materially impacted by changes in the movement of Japanese Libor interest rates and the Japanese Yen.

5.                      DUE FROM (TO) BROKERS

The Master Fund does not clear its own derivative transactions. It has established accounts with other financial institutions for this purpose. This can, and often does, result in concentration of credit risk with one or more of these firms. Such risk, however, is mitigated by the obligation of U.S. financial institutions to comply with rules and regulations governing broker/dealers and futures commission merchants. These rules and regulations generally require maintenance of net capital, as defined, and segregation of customers’ funds and securities from holdings of the firm.

6.                      RELATED-PARTY TRANSACTIONS

The Master Fund pays the Managing General Partner, a management fee, as compensation for managing the business and affairs of the Master Fund, equal to 1.25% per annum of the capital account of each limited partner. Management fees are calculated and paid quarterly in advance as of the first day of each calendar quarter in accordance with the Agreement. As of December 31, 2011, $65,282 of management fees are due to the Managing General Partner and is included in accrued expenses on the statement of assets and liabilities.

The Managing General Partner and the General Partner may reduce or waive the management fee for any individual investor.

The Agreement provides for a performance distribution to the Special Limited Partner at the time of distributions. Distributions attributable to a Tranche initially shall be allocated to the limited partners in that Tranche Pro Rata. Thereafter, distributions are to be allocated as follows:

i)                 First, to the limited partner until the limited partner has received an aggregate amount of distributions to the extent of their aggregate capital contributions to all Tranches;

ii)              Second, 80% to the limited partners and 20% to the Special Limited Partner until aggregate distributions to the limited partner are equal to 10 times aggregate capital contributed by the limited partner to all Tranches;

iii)           Thereafter, 65% to the limited partner and 35% to the Special Limited Partner.

The accrued performance distribution is calculated at the end of each period on a hypothetical liquidation basis. As of December 31, 2011, the total accrued performance distribution to the Special Limited Partner pursuant to the Agreement totaled $793,774, if the Master Fund’s investments were disposed at such time and the net assets of the Master Fund was distributed to the partners. For the year ended December 31, 2011, the Master Fund accrued a performance distribution to the Special Limited Partner of $486,640. The Special Limited Partner has no claim to any accrued performance distribution and does not receive any economic benefit from the balance, until a limited partner has received distributions to the extent of their aggregate capital contributions to all Tranches.

The General Partner shall be paid an annual fee of $1,000 on January 1 of each year, which shall be charged proportionally among all Tranches based on the relative net asset value of each Tranche.

7.                      FINANCIAL HIGHLIGHTS

The following are the Master Fund’s financial highlights, by Tranche, for the year ended December 31, 2011. Total returns are calculated by Tranche for the limited partner group as a whole, which may differ from returns for any individual partners due to certain limited partners being exempt from management fees.

	Total Return[1]			Ratios to Average Limited Partners’ Capital[2]:
				Expenses —		Expenses —
	Before		After	Excluding		Including	Net
	Performance	Performance	Performance	Performance	Performance	Performance	Investment
	Distribution	Distribution	Distribution	Distribution	Distribution	Distribution	Loss

Tranche A	(43.35)%	—%	(43.35)%	(1.84)%	—%	(1.84)%	(1.83)%
Tranche B	(40.45)	—	(40.45)	(1.85)	—	(1.85)	(1.84)
Tranche C	(48.65)	—	(48.65)	(1.98)	—	(1.98)	(1.97)
Tranche D	(44.00)	1.38	(42.62)	(1.87)	3.71	1.84	(1.87)
Tranche E	(28.22)	—	(28.22)	(1.81)	—	(1.81)	(1.81)
Tranche F	(42.18)	—	(42.18)	(1.85)	—	(1.85)	(1.84)
Tranche G	(40.11)	—	(40.11)	(1.77)	—	(1.77)	(1.77)
Tranche H	(44.74)	—	(44.74)	(1.75)	—	(1.75)	(1.75)
Tranche I	(41.00)	—	(41.00)	(1.79)	—	(1.79)	(1.79)
Tranche J	(33.38)	—	(33.38)	(1.71)	—	(1.71)	(1.71)
Tranche K	(27.17)	—	(27.17)	(1.74)	—	(1.74)	(1.74)
Tranche L	(26.39)	—	(26.39)	(1.78)	—	(1.78)	(1.78)
Tranche M	(15.50)	—	(15.50)	(1.73)	—	(1.73)	(1.73)
Tranche N	32.08	(2.31)	29.77	(1.52)	(1.96)	(3.48)	(1.52)
Tranche O	19.81	(3.22)	16.59	(1.66)	(2.92)	(4.58)	(1.66)
Tranche P	9.68	(1.94)	7.74	(1.71)	(1.84)	(3.55)	(1.71)
Tranche Q	(0.11)	—	(0.11)	(1.87)	—	(1.87)	(1.87)

1 Computed as the percentage change in value during the period of a theoretical limited partner investment made at the beginning of the year or when a Tranche was created, net of all fees and expenses. Total return for tranches issued during the year have not been annualized.

2 Average partners’ capital has been computed based on monthly valuations. Ratios for Tranches issued during the year have been annualized. Performance distribution ratios have not been annualized.

8.                      SUBSEQUENT EVENTS

For the purpose of issuing these financial statements, management evaluated events and transactions through and including April 3, 2012, the date these financial statements were available to be issued. Subsequent to December 31, 2011, the Master Fund has issued Tranches R, S, and T, following the receipt of capital contributions of approximately $26.3 million. The Master Fund also received additional contributions from existing tranches of $2.5 million and paid withdrawals of approximately $4.2 million, of which $2 million was accrued as of December 31, 2011.

* * * * * *

Japan Macro Opportunities

Offshore Partners, L.P.

(A Cayman Islands Exempted Limited Partnership)

Financial Statements as of and for the

Year Ended December 31, 2012

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2012

(Expressed in U.S. dollars)

ASSETS

INVESTMENT IN JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P. (the “Master Fund”) — at fair value	$77,319,518

CASH	42,686

OTHER ASSETS	1,326

TOTAL	$77,363,530

LIABILITIES AND PARTNERS’ CAPITAL

CAPITAL WITHDRAWALS PAYABLE	$42,686

ACCRUED EXPENSES	27,281

PARTNERS’ CAPITAL	77,293,563

TOTAL	$77,363,530

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

(Expressed in U.S. dollars)

REALIZED AND UNREALIZED LOSS ON INVESTMENTS ALLOCATED FROM MASTER FUND:
Realized loss on derivative instruments and securities	$(25,119,745)
Net change in unrealized depreciation on derivative instruments and securities	(16,093,777)

Realized and unrealized loss on derivative instruments and securities allocated from Master Fund	(41,213,522)

NET INVESTMENT LOSS ALLOCATED FROM MASTER FUND:
Interest income	12
Management fees	(1,121,686)
Professional, administrator and other expenses	(281,127)

Net investment loss allocated from Master Fund	(1,402,801)

PARTNERSHIP EXPENSES — Other expenses	34,499

NET INVESTMENT LOSS	(1,437,300)

DECREASE IN PERFORMANCE DISTRIBUTION AT MASTER FUND	485,357

NET DECREASE IN PARTNERS’ CAPITAL RESULTING FROM OPERATIONS	$(42,165,465)

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2012

(Expressed in U.S. dollars)

	General	Limited
	Partner	Partners	Total

PARTNERS’ CAPITAL — January 1, 2012	$—	$98,404,685	$98,404,685

Capital contributions	—	24,340,000	24,340,000

Capital withdrawals	—	(3,285,657)	(3,285,657)

Net decrease in partners’ capital resulting from operations	—	(42,165,465)	(42,165,465)

PARTNERS’ CAPITAL — December 31, 2012	$—	$77,293,563	$77,293,563

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

(Expressed in U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net decrease in partners’ capital resulting from operations	$(42,165,465)
Adjustments to reconcile net decrease in partners’ capital resulting from operations to net cash used in operating activities:
Net investment loss allocated from Master Fund	1,402,801
Net change in unrealized depreciation on derivative instruments and securities allocated from Master Fund	16,093,777
Realized loss on derivative instruments and securities allocated from Master Fund	25,119,745
Decrease in performance distribution at Master Fund	(485,357)
Contributions to Master Fund	(24,340,000)
Withdrawals from Master Fund	3,303,628
Decrease in receivable from Master Fund	1,993,703
Decrease in other assets	1,750
Increase in accrued expenses	15,281

Net cash used in operating activities	(19,060,137)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions, including decrease in capital contributions received in advance of $10,000,000	14,340,000
Capital withdrawals, including decrease in capital withdrawals payable of $1,965,633	(5,251,290)

Net cash provided by financing activities	9,088,710

NET CHANGE IN CASH AND CASH EQUIVALENTS	(9,971,427)

CASH AND CASH EQUIVALENTS — Beginning of year	10,014,113

CASH AND CASH EQUIVALENTS — End of year	$42,686

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012

(Expressed in U.S. dollars)

1.      ORGANIZATION

Japan Macro Opportunities Offshore Partners, L.P. (the “Partnership”) is a Cayman Islands exempted limited partnership organized on March 22, 2010, which began operations on July 9, 2010. The limited partnership agreement (the “Partnership Agreement”) was most recently amended and restated on August 1, 2011. The Partnership is registered under the Mutual Funds Law of the Cayman Islands. The Partnership has elected to be taxed as a corporation from a U.S. federal income tax perspective. The investment objective of the Partnership is to achieve capital appreciation through investments in public and private securities and other financial instruments. This investment strategy is executed solely through an investment in Japan Macro Opportunities Master Fund, L.P. (the “Master Fund”) (a Cayman Islands Exempted Limited Partnership). Japan Macro Opportunities Partners, L.P. a Delaware limited partnership (the “Onshore Fund”), also invests in the Master Fund. As of December 31, 2012, the Partnership owns approximately 57% of the Master Fund.

Hayman Offshore Management, Inc. is the general partner (the “General Partner”) of the Partnership, and a general partner of the Master Fund. Hayman Capital Management L.P. is the managing general partner of the Master Fund (the “Managing General Partner”). Hayman Advisors SLP, L.P., an affiliate of the General Partner, was designated by the General Partner as the special limited partner (the “Special Limited Partner”) of the Master Fund. For the year ended December 31, 2012, the General Partner had no partner capital balance in the Partnership.

Equinoxe Alternative Investment Services (Bermuda) Ltd. (“Equinoxe”) performs various administrative services for the Partnership.

2.      SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are presented using accounting principles generally accepted in the United States of America (GAAP). Financial statements prepared on a GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Investment in Master Fund — The Partnership’s investment in the Master Fund is valued at fair value as determined by the General Partner based on the partners’ capital balance reflected in the financial statements of the Master Fund. The performance of the Partnership is directly affected by the performance of the Master Fund. The financial statements of the Master Fund, which are an integral part of these financial statements, are attached.

Income and Expense Recognition — The Partnership’s pro-rata share of income and expense and realized and unrealized gain and loss from its direct investment in the Master Fund are included in their appropriate revenue and expense categories in the Partnership’s Statement of Operations. In addition, the Partnership accrues its own direct expenses.

Cash and Cash Equivalents — The Partnership defines cash and cash equivalents as cash and short-term, highly liquid investments with original maturities of 90 days or less. Additional information on cash receipts and payments is presented in the Statement of Cash Flows.

Income Taxes — The Partnership is registered as an exempted limited partnership pursuant to the Exempted Limited Partnership Law of the Cayman Islands. No local income, profits, or capital gains taxes are levied in the Cayman Islands at the current time. The Partnership has also received an undertaking from the Cayman Islands’ government that, for a period of 50 years from May 11, 2010, the Partnership will be exempt from taxation in the Cayman Islands. The only taxes payable by the Partnership on its income are withholding taxes applicable to certain income.

The Partnership determines whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Partnership reviews and evaluates tax positions in the jurisdictions in which the Partnership operates and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review management concluded that, the Partnership’s tax returns will remain open for examination by major tax jurisdictions, including U.S. Federal, U.S. states, Japan, Cayman Islands and foreign jurisdictions where the Partnership and Master Fund makes significant investments, for the amount of time specified under the applicable statutes of limitations (with limited exceptions). The Partnership’s tax returns will remain open for examination by tax authorities for a period of three years from when they are filed. Accordingly, the Partnership’s 2010 and 2011 tax returns remain open for examination. The Partnership is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense has been recorded in the accompanying financial statements.

Capital Contributions, Withdrawals and Allocation of Partnership Profits and Losses — Capital contributions received at each closing are maintained in special memorandum accounts on the books and records of the Master Fund and invested in a portfolio of investments (each, a “Tranche”). A new Tranche is established at each closing and only those investors making capital contributions at that closing have an interest in that Tranche. The appreciation, depreciation and expenses attributable to a Tranche are allocated only to investors with an interest in that Tranche. The Partnership is a single legal entity, and the Tranches are not separate legal entities. As of December 31, 2012, the Partnership participated in 16 Tranches in the Master Fund — A, D to L, O to S, and U. The table below summarizes the contributions and withdrawals by Tranche during the year ended December 31, 2012:

Tranche	Contributions	Withdrawals
A	$—	$1,095,654
G	—	2,190,003
K	2,500,000	—
R	10,000,000	—
S	11,340,000	—
U	500,000	—

	$24,340,000	$3,285,657

Capital withdrawals are permitted at the end of each quarter after a limited partner has held a tranche interest for at least three years. Withdrawals made within the first three years will be subject to a 5% withdrawal fee. Capital withdrawal requests must be delivered prior to the end of the quarter preceding the withdrawal date. A withdrawal fee of $55,864 charged to a limited partner that withdrew from the Partnership during the year ended December 31, 2012, is reported as a reduction in the withdrawals of Tranche A and was allocated pro-rata among the remaining Limited Partners in Tranche A. The General Partner does not charge a withdrawal fee when the partners in a Tranche are all affiliated.

Using the net asset value from the close, subsequent to the withdrawal request, the General Partner will determine the net asset value of the tranche and segregate the pro-rata portion of each asset in the tranche for the benefit of the withdrawing limited partner. The General Partner will then sell the segregated assets prior to the withdrawal date and specially allocate the gains and losses attributable to the segregated assets to the withdrawing investor.

Capital withdrawals are recorded as liabilities, net of any performance distribution, when the amount requested in the withdrawal notice becomes fixed and determinable. Withdrawal notices received for which the dollar amount is not fixed remain in capital until the amount is determined.

The profits and losses of each Tranche of the Partnership are allocated to each partner based upon the amount of such partner’s capital balance of each Tranche as of the beginning of each month.

Indemnities — The General Partner on behalf of the Partnership enters into certain contracts that contain a variety of indemnifications. The Partnership’s maximum exposure under these arrangements is unknown. However, the Partnership has not had any prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

3.      FAIR VALUE MEASUREMENTS

The Partnership uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The General Partner believes the most relevant fair value disclosure relates to the Master Fund’s investment portfolio and can be found in Note 3 of the Master Fund’s financial statements, which are attached to these statements.

4.      RELATED-PARTY TRANSACTIONS, INCLUDING MANAGEMENT AND PERFORMANCE DISTRIBUTION

Management fees and the performance distributions occur at the Master Fund level. During the year ended December 31, 2012, the Partnership was allocated management fees of $1,121,686. As of December 31, 2012, there is no accrued performance distribution payable to the Special Limited Partner with respect to the Partnership (based on a hypothetical liquidation of the Master Fund). A decrease in the performance distribution of $485,357 to the Special Limited Partner was recorded at the Master Fund, for the year ended December 31, 2012. The Special Limited Partner of the Master Fund has no claim to, and does not receive any economic benefit from, any accrued performance distribution until distributions made to a limited partner exceed aggregate capital contributions to all Tranches made by such partner.

As of December 31, 2012, two limited partners advised by a single investment manager, unaffiliated with the General Partner, owned approximately 32.9% of the Partnership. Their interests represent approximately 18.7% of the partners’ capital of the Master Fund.

The Partnership has investor concentrations as discussed above and could be materially affected by their actions. Due to the nature of the master fund/feeder fund structure, the Partnership could be materially affected by contributions or withdrawals of the Master Fund’s interests made by investors in the Onshore Fund.

5.      FINANCIAL HIGHLIGHTS

The following are the Partnership’s financial highlights, by Tranche, for the year ended December 31, 2012. Total returns are calculated by Tranche for the limited partner group as a whole, which may differ from returns for any individual partners due to certain limited partners being exempt from management fees.

	Total Return[1]			Ratios to Average Limited Partners’ Capital[2,3]
				Expenses —		Expenses —
	Before		After	Excluding		Including	Net
	Performance	Performance	Performance	Performance	Performance	Performance	Investment
	Distribution	Distribution	Distribution	Distribution	Distribution	Distribution	Loss

Tranche A	(49.16)%	—%	(49.16)%	(1.73)%	—%	(1.73)%	(1.73)%
Tranche D	(34.72)	—	(34.72)	(1.82)	—	(1.82)	(1.82)
Tranche E	(55.50)	—	(55.50)	(1.90)	—	(1.90)	(1.90)
Tranche F	(45.84)	—	(45.84)	(1.85)	—	(1.85)	(1.85)
Tranche G	(51.11)	—	(51.11)	(1.76)	—	(1.76)	(1.76)
Tranche H	(46.07)	—	(46.07)	(1.80)	—	(1.80)	(1.80)
Tranche I	(40.21)	—	(40.21)	(1.77)	—	(1.77)	(1.77)
Tranche J	(38.62)	—	(38.62)	(1.77)	—	(1.77)	(1.77)
Tranche K	(27.56)	—	(27.56)	(1.74)	—	(1.74)	(1.74)
Tranche L	(62.70)	—	(62.70)	(1.96)	—	(1.96)	(1.96)
Tranche O	(25.26)	1.67	(23.59)	(1.78)	3.11	1.34	(1.78)
Tranche P	(17.98)	1.47	(16.51)	(1.76)	2.33	0.57	(1.76)
Tranche Q	(25.19)	—	(25.19)	(1.76)	—	(1.76)	(1.76)
Tranche R	(30.17)	—	(30.17)	(1.76)	—	(1.76)	(1.76)
Tranche S	(27.40)	—	(27.40)	(1.78)	—	(1.78)	(1.78)
Tranche U	22.81	—	22.81	(1.70)	—	(1.70)	(1.70)

1Computed as the percentage change in value during the period of a theoretical limited partner investment made at the beginning of the year or when a Tranche was created, net of all fees and expenses. Total return has not been annualized for those Tranches created during the year.

2Average partners’ capital has been computed based on monthly valuations. Ratios have been annualized for those Tranches created during the year. Performance distribution ratios have not been annualized.

3Includes the proportionate share of the Partnership’s income and expenses allocated from the Master Fund.

6.      SUBSEQUENT EVENTS

For the purpose of issuing these financial statements, management evaluated events and transactions through and including March 27, 2013, the date these financial statements were available to be issued. Subsequent to December 31, 2012, the Partnership issued Tranches W and X following the receipt of capital contributions of approximately $30.3 million. The Partnership also received additional contributions from existing tranches of $4.5 million. The Partnership experienced significant, positive performance from January 1, 2013 through March 27, 2013 due primarily to the devaluation of the Japanese Yen relative to the United States Dollar during the same period.

* * * * * *

Japan Macro Opportunities
Master Fund, L.P.

(A Cayman Islands Exempted Limited Partnership)

Financial Statements as of and for the
Year Ended December 31, 2012

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2012

(Expressed in U.S. dollars)

ASSETS

DERIVATIVE INSTRUMENTS — At fair value (cost $158,321,667)	$93,135,952

SECURITIES — At fair value (cost $42,494,974)	42,511,790

CASH AND CASH EQUIVALENTS	785,984

OTHER ASSETS	80,605

TOTAL	$136,514,331

LIABILITIES AND PARTNERS’ CAPITAL

ACCRUED EXPENSES	$78,911

PARTNERS’ CAPITAL	136,435,420

TOTAL	$136,514,331

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2012

(Expressed in U.S. dollars)

Fair Value

DERIVATIVE INSTRUMENTS (68.3% of partners’ capital):

Interest rate swaptions — Japanese LIBOR (10.0% of partners’ capital):
1 year swaptions with maturities (January 2013—December 2013)	$4,700,560
2 year swaptions maturing July 2013	23,931
3 year swaptions with maturities (July 2013—July 2015)	8,986,408

Total interest rate swaptions — Japanese LIBOR (cost $56,007,453)	13,710,899

Foreign currency options — Japanese Yen (58.3% of partners’ capital):
1 year options with maturities (January 2013—December 2013)	30,940,538
2 year swaptions maturing July 2013	917,658
3 year options with maturities (July 2013—July 2015)	47,566,857

Total foreign currency options — Japanese Yen (cost $102,314,214)	79,425,053

DERIVATIVE INSTRUMENTS — (cost $158,321,667)	$93,135,952

SECURITIES - US GOVERNMENT OBLIGATIONS (31.2% of partners’ capital) — $42,519,000 US Treasury bills 6-month original maturity due March 21-April 25, 2013 (cost $42,494,974)	$42,511,790

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

(Expressed in U.S. dollars)

REALIZED AND UNREALIZED LOSSES ON DERIVATIVE INSTRUMENTS AND SECURITIES:
Net realized losses on derivative instruments and securities	$(53,056,157)
Net change in unrealized depreciation on derivative instruments and securities	(14,695,408)

Net realized and unrealized losses on derivative instruments and securities	(67,751,565)

INVESTMENT INCOME — Interest	18

EXPENSES:
Management fees	1,840,460
Professional, administrator and other	466,624

Total expenses	2,307,084

NET INVESTMENT LOSS	(2,307,066)

NET DECREASE IN PARTNERS’ CAPITAL RESULTING FROM OPERATIONS	$(70,058,631)

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2012

(Expressed in U.S. dollars)

			Japan Macro
	Special	Japan Macro	Opportunities
	Limited	Opportunities	Offshore
	Partner	Partners, L.P.	Partners, L.P.	Total

PARTNERS’ CAPITAL — January 1, 2012	$793,774	$71,846,690	$98,414,112	$171,054,576

Capital contributions	—	22,110,000	24,340,000	46,450,000

Capital withdrawals	—	(7,706,897)	(3,303,628)	(11,010,525)

Net decrease in partners’ capital resulting from operations	—	(27,442,308)	(42,616,323)	(70,058,631)

Net accrued performance distribution (see Note 6)	(366,050)	(119,307)	485,357	—

PARTNERS’ CAPITAL — December 31,2012	$427,724	$58,688,178	$77,319,518	$136,435,420

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

(Expressed in U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net decrease in partners’ capital resulting from operations	$(70,058,631)
Adjustments to reconcile net decrease in partners capital resulting from operations to net cash used in operating activities:
Payments for derivative instruments	(61,595,967)
Proceeds from sales of derivative instruments	2,152,481
Payments for securities	(199,991,699)
Proceeds from sales of securities	157,607,768
Net realized losses on derivative instruments and securities	53,056,157
Net change in unrealized depreciation on derivative instruments and securities	14,695,408
Decrease in other assets	107,473
Decrease in accrued expenses	(20,371)

Net cash used in operating activities	(104,047,381)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	46,450,000
Capital withdrawals, net of decrease in capital withdrawals payable of $1,993,703	(13,004,228)

Net cash provided by financing activities	33,445,772

NET CHANGE IN CASH AND CASH EQUIVALENTS	(70,601,609)

CASH AND CASH EQUIVALENTS — Beginning of year	71,387,593

CASH AND CASH EQUIVALENTS — End of year	$785,984

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012

(Expressed in U.S. dollars)

1.                      ORGANIZATION

Japan Macro Opportunities Master Fund, L.P. (the “Master Fund”) is a Cayman Islands exempted limited partnership organized under the laws of the Cayman Islands. In March 2012, the Master Fund registered with the Cayman Islands Monetary Authority (“CIMA”) pursuant to an amendment to the Mutual Funds Law of the Cayman Islands which requires “master funds” as defined therein to register with and be regulated by CIMA. The investment objective of the Master Fund is to generate superior risk-adjusted rates of return through investments in the Japanese foreign currency exchange and credit markets. To achieve its investment objective, the Master Fund invests in fully paid for fixed-income and foreign exchange securities and derivative products in the Japanese capital markets within a broad global macroeconomic strategy focusing on the risks to Japanese interest rate and currency volatility contained within the market for sovereign credit.

The Master Fund receives capital contributions from Japan Macro Opportunities Partners, L.P. (the “Onshore Fund”) and Japan Macro Opportunities Offshore Partners, L.P. (the “Offshore Fund”). Hayman Capital Management, L.P. is the managing general partner for the Master Fund (the “Managing General Partner”) and is the general partner of the Onshore Fund. Hayman Offshore Management, Inc., a Cayman Islands exempted company, serves as the general partner of the Master Fund and Offshore Fund (the “General Partner”). Hayman Advisors SLP, L.P., an affiliate of the Managing General Partner, was designated by the Managing General Partner as the special limited partner (the “Special Limited Partner”) of the Master Fund. For the year ended December 31, 2012, the General Partner and the Managing General Partner had no partner capital balance in the Master Fund. The Master Fund, pursuant to an amended and restated agreement of the Limited Partnership (the “Agreement”), was formed on March 22, 2010 and began operations on July 9, 2010.

The Master Fund operates under a “master/feeder structure” whereby the Onshore Fund and the Offshore Fund invest substantially all of their investable assets in the Master Fund. As of December 31, 2012, the Onshore Fund and the Offshore Fund owned approximately 43% and 57% of the Master Fund, respectively.

Equinoxe Alternative Investment Services (Bermuda) Ltd. (“Equinoxe”) performs various administrative services for the Master Fund.

2.                      SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are presented using accounting principles generally accepted in the United States of America (GAAP). Financial statements prepared on a GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents — The Master Fund defines cash and cash equivalents as cash and short-term, highly liquid investments with original maturities of 90 days or less. As of December 31, 2012, $785,984 is invested in treasury backed money market funds offered by JP Morgan. Additional information on cash receipts and payments is presented in the statement of cash flows.

Derivative Instruments — Derivative instruments are valued at fair value in accordance with the Managing General Partner’s valuation policy. Valuations are obtained from third-party pricing services which rely on observable market inputs and market information received from dealers, or brokers, when available and considered reliable.

Foreign Currency Translations — Assets and liabilities denominated in foreign currencies are translated into Unites States dollar amounts at the period-end exchange rates. Purchases and sales of investments, and income and expenses that are denominated in foreign currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the Statement of Operations.

The Master Fund does not isolate the portion of the operating results that are due to the changes in foreign exchange rates. Such fluctuations are included in unrealized depreciation on derivative instruments in the Statement of Operations. Investments in Japanese Yen denominated securities have additional risks not present in securities denominated in U.S. dollars.

Income and Expense Recognition — Interest is recorded on the accrual basis. Operating expenses are recorded on the accrual basis as incurred. Realized gains and losses on derivative instruments and securities are recorded on an identified cost basis.

Income Taxes — The limited partners of the Master Fund are individually liable for taxes on their share of Master Fund taxable income.

The Master Fund determines whether a tax position of the Master Fund is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Master Fund reviews and evaluates tax positions in the jurisdictions in which the Master Fund operates and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, management concluded that the Master Fund’s tax returns will be open for examination by major tax jurisdictions, including U.S. Federal, U.S. states, Japan and the Cayman Islands, for the amount of time specified under the applicable statutes of limitations (with limited exceptions). Accordingly, the Master Fund’s 2010 and 2011 tax returns remain open for examination. The Master Fund is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense has been recorded in the accompanying financial statements.

The Master Fund has been registered as an exempted limited partnership pursuant to the Exempted Limited Partnership Law of the Cayman Islands. No local income, profits, or capital gains taxes are levied in the Cayman Islands at the current time. The Master Fund has also received an undertaking from the Cayman Islands’ Government that, for a period of 50 years from May 11, 2010, the Master Fund will be exempt from taxation in the Cayman Islands. The only taxes payable by the Master Fund on its income are withholding taxes applicable to certain income.

Indemnities — The Managing General Partner on behalf of the Master Fund enters into certain contracts that contain a variety of indemnifications. The Master Fund’s maximum exposure under these arrangements is unknown. However, the Master Fund has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Capital Contributions, Withdrawals, and Income/Expenses Allocations — Capital contributions received at each closing are maintained in special memorandum accounts on the books and records of the Master Fund and invested in a portfolio of investments (each, a “Tranche”). The Managing General Partner establishes a new Tranche at each closing and only those investors making capital contributions at that closing have an interest in that Tranche. The appreciation, depreciation and expenses attributable to a Tranche are allocated only to investors with an interest in that Tranche.

The Master Fund is a single legal entity, and the Tranches are not separate legal entities. Since commencement of operations, the Managing General Partner has established 22 Tranches. As of December 31, 2012, 20 Tranches are in existence. The table below summarizes investor contributions and withdrawals for each for the year ended December 31, 2012. Withdrawals of $55,656 were made to pay for feeder fund level expenses.

Tranche	Contributions	Withdrawals

A	$—	$944,580
B	—	5,704,602
D	—	2,429
E	—	597
F	—	2,078
G	—	2,213,716
H	—	6,170
I	—	3,456
J	—	1,756
K	2,500,000	1,637
L	—	1,527
M	1,850,000	1,854,239
N	260,000	262,534
O	—	1,366
P	—	2,113
Q	—	922
R	10,000,000	821
S	11,340,000	863
T	5,000,000	1,058
U	5,500,000	1,405
V	10,000,000	2,656

	$46,450,000	$11,010,525

Capital withdrawals are permitted at the end of each quarter after a limited partner has held a Tranche interest for at least three years. Withdrawals made within the first three years will be subject to a 5% withdrawal fee. Capital withdrawal requests must be delivered prior to the end of the quarter preceding the withdrawal date. A withdrawal fee of $211,376 was recorded by the Master Fund during the year ended December 31, 2012, and is reported as a reduction in the withdrawals of Tranche A and was allocated pro-rata among the remaining Limited Partners in Tranche A. The General Partner does not charge a withdrawal fee for withdrawals from single Investor Tranches.

Using the net asset value from the close, subsequent to the withdrawal request, the General Partner will determine the net asset value of the Tranche and segregate the pro-rata portion of each asset in the Tranche for the benefit of the withdrawing limited partner. The General Partner will then sell the segregated assets prior to the withdrawal date and specially allocate the gains and losses attributable to the segregated assets to the withdrawing investor.

Capital withdrawals are recorded as liabilities, net of any performance distribution, when the amount requested in the withdrawal notice becomes fixed and determinable. Withdrawal notices received for which the dollar amount is not fixed remain in capital until the amount is determined.

3.                      FAIR VALUE MEASUREMENTS

The Master Fund uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Master Fund has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Managing General Partner. The Managing General Partner considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Managing General Partner’s perceived risk of that instrument.

Investments in U.S. Government obligations are valued by a third-party pricing service using market observable data, such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data and are therefore classified as Level 2.

Most derivative instruments that are not exchange-traded are considered Level 2. These over-the-counter (OTC) derivatives, including interest rate swaptions and foreign currency options, are valued by a third-party pricing service using observable inputs, such as quotations received from brokers. In instances where models are used, the value of an OTC derivative depends upon the contractual terms of, and specific risks inherent in the instrument, as well as, the availability and reliability of, observable inputs. Such inputs include market prices for reference securities, yield curves, credit curves, measures of volatility, prepayment rates, and correlations of such inputs.

A valuation committee established by the Managing General Partner meets on a monthly basis to review and approve the valuation of the Master Fund’s investments, to ensure that the valuations are in accordance with the pricing policy adopted by the Managing General Partner and the methods described above.

As of December 31, 2012, the financial instruments carried on the Statement of Assets and Liabilities by caption and by level within the valuation hierarchy are presented in the table that follows. The financial instruments are further classified by geography within the Condensed Schedule of Investments.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Cash equivalents	$785,984	$—	$—	$785,984
U.S. Government obligations	—	42,511,790	—	42,511,790
Interest rate swaptions	—	13,710,899	—	13,710,899
Foreign currency options	—	79,425,053	—	79,425,053
Total	$785,984	$135,647,742	$—	$136,433,726

4.                      FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Derivative Contracts — In the normal course of business, the Master Fund enters into derivative financial instruments (“derivatives”). The derivatives in which the Master Fund invests are primarily interest rate swaptions and foreign currency options. Derivatives serve as a component of the Master Fund’s investment strategy and are utilized primarily to structure the portfolio or individual investments to economically match the investment objective of the Master Fund.

As of December 31, 2012, the derivative instruments carried on the Statement of Assets and Liabilities are presented in the table below. Fair value is presented in thousands.

Derivatives Not Accounted for	Number of	Fair
as Hedging Instruments	Contracts	Value

Interest rate swaption contracts	105	$13,711
Foreign currency option contracts	314	79,425

Total derivative instruments		$93,136

The impact of these derivative instruments on the Statement of Operations is presented in the table below. All numbers are presented in thousands.

	Net Change in
	Unrealized	Net Realized
	Depreciation	Losses
	on Derivative	on Derivative
Derivatives Not Accounted for	Instruments	Instruments
as Hedging Instruments	and Securities	and Securities

Interest rate swaption contracts	$(44,757)	$(18,241)
Foreign currency option contracts	30,045	(34,926)

Total	$(14,712)	$(53,167)

For the year ended December 31, 2012, the volume of derivative transactions of the Master Fund was as follows:

	Contracts
Derivatives not Accounted for	Entered	Sold/
as Hedging Instruments	Into	Expired

Interest rate swaption contracts	61	51
Foreign currency option contracts	127	100

Total	188	151

Swaptions — The Master Fund enters into swaptions in the normal course of pursing its investment objectives. Swaptions are used to create exposure for the Master Fund based on its directional view of interest rates. Swaptions are options that grant the holder the right to enter into an underlying swap. The underlying swaps of the Master Fund’s swaptions are interest rate swaps. Interest rate swaps are agreements between two parties to exchange cash flows based on a notional principal amount. The Master Fund may elect to pay a fixed rate and receive a floating rate, or, receive a fixed rate and pay a floating rate on a notional principal amount. Swaptions are marked to market by a third-party pricing service and the change, if any, is recorded as a net change in unrealized appreciation or depreciation on derivative instruments in the Statement of Operations. When the swaption contract is terminated early, the Master Fund records a realized gain or loss. The risks of swaptions include changes in market conditions that affect the value of the contract or the cash flows and the possible inability of the counterparty to fulfill its obligations under the agreement. The Master Fund’s maximum risk of loss from counterparty credit risk is the market value of the positions held by the counterparty. This risk is mitigated by having a master netting arrangement between the Master Fund and the counterparty and by the posting of collateral by the counterparty to the Master Fund to cover a portion of the Master Fund’s exposure to the counterparty.

Options — The Master Fund holds foreign currency denominated interest rate swaptions and the value of these swaptions may decrease if the foreign currency depreciates in value. The Master Fund purchases options for the purpose mitigating foreign exchange risk and to enhance returns on its portfolio. Options are contracts that grant the holder, in return for payment of the purchase price (the “premium”) of the option, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option.

The Master Fund’s focus is to execute an investment strategy that is primarily concentrated in Japanese LIBOR interest rate swaptions and Japanese Yen foreign currency options, and as a result will potentially be materially impacted by changes in the movement of Japanese LIBOR interest rates and the Japanese Yen.

5.                      DUE FROM (TO) BROKERS

The Master Fund does not clear its own derivative transactions. It has established accounts with other financial institutions for this purpose. This can, and often does, result in concentration of credit risk with one or more of these firms. Such risk, however, is mitigated by the obligation of U.S. financial institutions to comply with rules and regulations governing broker/dealers and futures commission merchants. These rules and regulations generally require maintenance of net capital, as defined, and segregation of customers’ funds and securities from holdings of the firm.

6.                      RELATED-PARTY TRANSACTIONS

The Master Fund pays the Managing General Partner, a management fee, as compensation for managing the business and affairs of the Master Fund, equal to 1.25% per annum of the capital account of each limited partner. Management fees are calculated and paid quarterly in advance as of the first day of each calendar quarter in accordance with the Agreement.

The Managing General Partner and the General Partner may reduce or waive the management fee for any individual investor.

The Agreement provides for a performance distribution to the Special Limited Partner at the time of distributions. Distributions attributable to a Tranche initially shall be allocated to the limited partners in that Tranche Pro Rata. Thereafter, distributions are to be allocated as follows:

i)                 First, to the limited partner until the limited partner has received an aggregate amount of distributions to the extent of their aggregate capital contributions to all Tranches;

ii)              Second, 80% to the limited partners and 20% to the Special Limited Partner until aggregate distributions to the limited partner are equal to 10 times aggregate capital contributed by the limited partner to all Tranches;

iii)           Thereafter, 65% to the limited partner and 35% to the Special Limited Partner.

The accrued performance distribution is calculated at the end of each period (based on a hypothetical liquidation of the Master Fund on such dates). As of December 31, 2012, the total accrued performance distribution to the Special Limited Partner pursuant to the Agreement would have been $427,724. For the year ended December 31, 2012, the net reduction in the performance distribution accrual to the Special Limited Partner was $366,050. The performance distribution accrual is calculated for each limited partner taking into consideration such partner’s aggregate contributions to all Tranches. The Special Limited Partner has no claim to, and does not receive any economic benefit from, any accrued performance distribution until distributions made to a limited partner exceed aggregate capital contributions to all Tranches made by such partner.

The General Partner shall be paid an annual fee of $1,000 on January 1 of each year, which shall be charged proportionally among all Tranches based on the relative net asset value of each Tranche.

During the year ended December 31, 2012, the Managing General Partner paid $90,287 to the Master Fund to reimburse the Master Fund for a trading loss incurred by the Master Fund. This amount is included in net realized losses on derivative instruments and securities on the Statement of Operations.

7.                      FINANCIAL HIGHLIGHTS

The following are the Master Fund’s financial highlights, by Tranche, for the year ended December 31, 2012. Total returns are calculated by Tranche for the limited partner group as a whole, which may differ from returns for any individual partners due to certain limited partners being exempt from management fees.

	Total Return[1]			Ratios to Average Limited Partners’ Capital[2]:
				Expenses —		Expenses —
	Before		After	Excluding		Including	Net
	Performance	Performance	Performance	Performance	Performance	Performance	Investment
	Distribution	Distribution	Distribution	Distribution	Distribution	Distribution	Loss

Tranche A	(44.17)%	—%	(44.17)%	(1.73)%	—%	(1.73)%	(1.73)%
Tranche B	(60.82)	—	(60.82)	(1.02)	—	(1.02)	(1.02)
Tranche D	(34.68)	—	(34.68)	(1.77)	—	(1.77)	(1.77)
Tranche E	(54.47)	—	(54.47)	(1.86)	—	(1.86)	(1.86)
Tranche F	(45.81)	—	(45.81)	(1.81)	—	(1.81)	(1.81)
Tranche G	(51.11)	—	(51.11)	(1.76)	—	(1.76)	(1.76)
Tranche H	(46.04)	—	(46.04)	(1.75)	—	(1.75)	(1.75)
Tranche I	(40.17)	—	(40.17)	(1.72)	—	(1.72)	(1.72)
Tranche J	(38.59)	—	(38.59)	(1.73)	—	(1.73)	(1.73)
Tranche K	(27.53)	—	(27.53)	(1.70)	—	(1.70)	(1.70)
Tranche L	(62.68)	—	(62.68)	(1.92)	—	(1.92)	(1.92)
Tranche M	(20.07)	—	(20.07)	(1.70)	—	(1.70)	(1.70)
Tranche N	(32.88)	1.20	(31.68)	(1.75)	2.69	0.94	(1.75)
Tranche O	(25.23)	2.07	(23.16)	(1.73)	3.84	2.11	(1.73)
Tranche P	(17.94)	1.47	(16.47)	(1.71)	2.33	0.62	(1.71)
Tranche Q	(25.16)	—	(25.16)	(1.72)	—	(1.72)	(1.72)
Tranche R	(30.13)	—	(30.13)	(1.72)	—	(1.72)	(1.72)
Tranche S	(27.36)	—	(27.36)	(1.72)	—	(1.72)	(1.72)
Tranche T	(37.53)	—	(37.53)	(1.75)	—	(1.75)	(1.75)
Tranche U	22.84	—	22.84	(1.64)	—	(1.64)	(1.64)
Tranche V	21.48	(4.28)	17.20	(1.70)	(4.40)	(6.10)	(1.70)

1 Computed as the percentage change in value during the period of a theoretical limited partner investment made at the beginning of the year or when a Tranche was created, net of all fees and expenses. Total return for tranches issued or withdrawn during the year have not been annualized.

2 Average partners’ capital has been computed based on monthly valuations. Ratios for Tranches issued during the year have been annualized. Ratios for Tranche B are not annualized, because a complete withdrawal occurred during the year. Performance distribution ratios have not been annualized.

8.       SUBSEQUENT EVENTS

For the purpose of issuing these financial statements, management evaluated events and transactions through and including March 27, 2013, the date these financial statements were available to be issued. Subsequent to December 31, 2012, the Master Fund has issued Tranches W and X, following the receipt of capital contributions of approximately $53.3 million. The Master Fund also received additional contributions from existing tranches of $30 million. The Master Fund experienced significant, positive performance from January 1, 2013 through March 27, 2013 due primarily to the devaluation of the Japanese Yen relative to the United States Dollar during the same period.

* * * * * *

Japan Macro

Opportunities Offshore

Partners, L.P.

(A Cayman Islands Exempted Limited Partnership)

Financial Statements as of and for the

Year Ended December 31, 2013, and

Independent Auditors’ Report

Deloitte & Touche
One Capital Place
P.O. Box 1787
Grand Cayman KY1-1109
CAYMAN ISLANDS

Tel: +1 345 949 7500
Fax:+1 345 949 8238
cayman@deloitte.com
www.deloitte.com

INDEPENDENT AUDITORS’ REPORT

To the General Partner of

Japan Macro Opportunities Offshore Partners, L.P.:

We have audited the accompanying financial statements of Japan Macro Opportunities Offshore Partners, L.P. (a Cayman Islands Exempted Limited Partnership) (the “Partnership”), which comprise the statement of assets and liabilities, as of December 31, 2013, and the related statements of operations, changes in partners’ capital and cash flows for the year then ended (all expressed in United States dollars), and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2013, and the results of its operations, changes in its partners’ capital, and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche

March 26, 2014

Member firm of
Deloitte Touche Tohmatsu Limited

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2013

(Expressed in U.S. dollars)

ASSETS

INVESTMENT IN JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P. (the “Master Fund”) — At fair value	$154,358,735

CASH	107,856

WITHDRAWALS RECEIVABLE FROM MASTER FUND	9,265,450

TOTAL	$163,732,041

LIABILITIES AND PARTNERS’ CAPITAL

CAPITAL DISTRIBUTIONS PAYABLE	$9,296,470

CAPITAL WITHDRAWALS PAYABLE	76,105

ACCRUED EXPENSES	25,307

PARTNERS’ CAPITAL	154,334,159

TOTAL	$163,732,041

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

(Expressed in U.S. dollars)

REALIZED AND UNREALIZED GAIN ON INVESTMENTS ALLOCATED FROM MASTER FUND:
Realized gain on derivative instruments and securities	$25,850,621
Net change in unrealized appreciation/depreciation on derivative instruments and securities	101,789,651

Realized and unrealized gain on derivative instruments and securities allocated from Master Fund	127,640,272

NET INVESTMENT LOSS ALLOCATED FROM MASTER FUND:
Interest expense	(64,668)
Management fees	(1,800,215)
Professional, administrator and other expenses	(321,220)

Net investment loss allocated from Master Fund	(2,186,103)

PARTNERSHIP EXPENSES — Other expenses	(49,136)

NET INVESTMENT LOSS	(2,235,239)

INCREASE IN PERFORMANCE DISTRIBUTION AT MASTER FUND	(13,914,913)

NET INCREASE IN PARTNERS’ CAPITAL RESULTING FROM OPERATIONS	$111,490,120

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2013

(Expressed in U.S. dollars)

	General	Limited
	Partner	Partners	Total

PARTNERS’ CAPITAL — January 1, 2013	$—	$77,293,563	$77,293,563

Capital contributions	—	34,790,500	34,790,500

Capital distributions	—	(60,207,624)	(60,207,624)

Capital withdrawals	—	(9,032,400)	(9,032,400)

Net increase in partners’ capital resulting from operations	—	111,490,120	111,490,120

PARTNERS’ CAPITAL — December 31, 2013	$—	$154,334,159	$154,334,159

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

(Expressed in U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase in partners’ capital resulting from operations	$111,490,120
Adjustments to reconcile net increase in partners’ capital resulting from operations to net cash provided by operating activities:
Net investment loss allocated from Master Fund	2,186,103
Net change in unrealized appreciation/depreciation on derivative instruments and securities allocated from Master Fund	(101,789,651)
Realized gain on derivative instruments and securities allocated from Master Fund	(25,850,621)
Increase in performance distribution at Master Fund	13,914,913
Contributions to Master Fund	(34,790,500)
Distributions from Master Fund	60,207,624
Withdrawals from Master Fund	9,082,915
Increase in withdrawals receivable from Master Fund	(9,265,450)
Decrease in other assets	1,326
Decrease in accrued expenses	(1,974)

Net cash provided by operating activities	25,184,805

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	34,790,500
Capital distributions, net the increase in capital distributions payable of $9,296,470	(50,911,154)
Capital withdrawals, net the increase in capital withdrawals payable of $33,419	(8,998,981)

Net cash used in financing activities	(25,119,635)

NET CHANGE IN CASH AND CASH EQUIVALENTS	65,170

CASH AND CASH EQUIVALENTS — Beginning of year	42,686

CASH AND CASH EQUIVALENTS — End of year	$107,856

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid for interest	$64,671

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2013

(Expressed in U.S. dollars)

1.                      ORGANIZATION

Japan Macro Opportunities Offshore Partners, L.P. (the “Partnership”) is a Cayman Islands exempted limited partnership organized on March 22, 2010, which began operations on July 9, 2010. The limited partnership agreement (the “Partnership Agreement”) was most recently amended and restated on August 1, 2011. The Partnership is registered under the Mutual Funds Law of the Cayman Islands. The Partnership has elected to be taxed as a corporation from a U.S. federal income tax perspective. The investment objective of the Partnership is to achieve capital appreciation through investments in public and private securities and other financial instruments. This investment strategy is executed solely through an investment in Japan Macro Opportunities Master Fund, L.P. (the “Master Fund”) (a Cayman Islands Exempted Limited Partnership). Japan Macro Opportunities Partners, L.P. a Delaware limited partnership (the “Onshore Fund”), also invests in the Master Fund. As of December 31, 2013, the Partnership owns approximately 45% of the Master Fund, after the impact of the accrued performance distribution at December 31, 2013. See Note 4 Related-Party Transactions for additional details.

Hayman Offshore Management, Inc. is the general partner (the “General Partner”) of the Partnership, and a general partner of the Master Fund. Hayman Capital Management L.P. is the managing general partner of the Master Fund (the “Managing General Partner”). Hayman Advisors SLP, L.P., an affiliate of the General Partner, was designated by the General Partner as the special limited partner (the “Special Limited Partner”) of the Master Fund. For the year ended December 31, 2013, the General Partner had no partner capital balance in the Partnership.

Equinoxe Alternative Investment Services (Bermuda) Ltd. (“Equinoxe”) performs various administrative services for the Partnership.

2.                      SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are presented using accounting principles generally accepted in the United States of America (GAAP). Financial statements prepared on a GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Investment in Master Fund — The Partnership’s investment in the Master Fund is valued at fair value as determined by the General Partner based on the partners’ capital balance reflected in the financial statements of the Master Fund. The performance of the Partnership is directly affected by the performance of the Master Fund. The financial statements of the Master Fund, which are an integral part of these financial statements, are attached.

Income and Expense Recognition — The Partnership’s pro-rata share of income and expense and realized and unrealized gain and loss from its direct investment in the Master Fund are included in their appropriate revenue and expense categories in the Partnership’s Statement of Operations. In addition, the Partnership accrues its own direct expenses.

Cash and Cash Equivalents — The Partnership defines cash and cash equivalents as cash and short-term, highly liquid investments with original maturities of 90 days or less. Additional information on cash receipts and payments is presented in the Statement of Cash Flows.

Income Taxes — The Partnership is registered as an exempted limited partnership pursuant to the Exempted Limited Partnership Law of the Cayman Islands. No local income, profits, or capital gains taxes are levied in the Cayman Islands at the current time. The Partnership has also received an undertaking from the Cayman Islands’ government that, for a period of 50 years from May 11, 2010, the Partnership will be exempt from taxation in the Cayman Islands. The only taxes payable by the Partnership on its income are withholding taxes applicable to certain income.

The Partnership determines whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Partnership reviews and evaluates tax positions in the jurisdictions in which the Partnership operates and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review management concluded that, the Partnership’s tax returns will remain open for examination by major tax jurisdictions, including U.S. Federal, U.S. states, Japan, Cayman Islands and foreign jurisdictions where the Partnership and Master Fund make significant investments, for the amount of time specified under the applicable statutes of limitations (with limited exceptions). The Partnership’s tax returns will remain open for examination by tax authorities for a period of three years from when they are filed. Accordingly, the Partnership’s 2010, 2011, and 2012 tax returns remain open for examination. The Partnership is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense has been recorded in the accompanying financial statements.

Capital Contributions, Distributions, Withdrawals and Allocation of Partnership Profits and Losses — Capital contributions received at each closing are maintained in special memorandum accounts on the books and records of the Master Fund and invested in a portfolio of investments (each, a “Tranche”). A new Tranche is established at each closing and only those investors making capital contributions at that closing have an interest in that Tranche. The appreciation, depreciation and expenses attributable to a Tranche are allocated only to investors with an interest in that Tranche. The Partnership is a single legal entity, and the Tranches are not separate legal entities. As of December 31, 2013, the Partnership participated in 15 Tranches in the Master Fund — E, G-L, O-S, U, W, and X. The table below summarizes the contributions, distributions, and withdrawals by Tranche during the year ended December 31, 2013:

Tranche	Contributions	Distributions	Withdrawals

A	$—	$5,779,894	$(7,316)
D	—	1,589,441	—
E	4,454,500	7,691,378	—
F	—	1,573,303	—
G	—	—	1,083,291
H	—	393,180	99,537
I	—	3,172,155	1,387,836
J	—	9,335,583	—
L	—	3,543,000	—
O	—	2,719,133	486,885
P	—	19,158,238	—
Q	—	4,722,651	5,588,522
U	—	529,668	—
W	20,000,000	—	—
X	10,336,000	—	393,645

	$34,790,500	$60,207,624	$9,032,400

Capital withdrawals are permitted at the end of each quarter after a limited partner has held a tranche interest for at least three years. Withdrawals made within the first three years will be subject to a 5% withdrawal fee. Capital withdrawal requests must be delivered prior to the end of the quarter preceding the withdrawal date. Withdrawal fees of $75,000 were charged to limited partners that withdrew from the Partnership during the year ended December 31, 2013. Withdrawal fees are reported as a reduction in withdrawals of Tranches A, H, O, and X and were allocated pro-rata among the remaining Limited Partners in the respective tranches across the Partnership and the Onshore Fund. The General Partner does not charge a withdrawal fee when the partners in a Tranche are all affiliated.

Using the net asset value from the close, subsequent to the withdrawal request, the General Partner will determine the net asset value of the tranche and segregate the pro-rata portion of each asset in the tranche for the benefit of the withdrawing limited partner. The General Partner will then sell the segregated assets prior to the withdrawal date and specially allocate the gains and losses attributable to the segregated assets to the withdrawing investor.

Capital withdrawals are recorded as liabilities, net of any performance distribution, when the amount requested in the withdrawal notice becomes fixed and determinable. Withdrawal notices received for which the dollar amount is not fixed remain in capital until the amount is determined.

The profits and losses of each Tranche of the Partnership are allocated to each partner based upon the amount of such partner’s capital balance of each Tranche as of the beginning of each month.

Indemnities — The General Partner on behalf of the Partnership enters into certain contracts that contain a variety of indemnifications. The Partnership’s maximum exposure under these arrangements is unknown. However, the Partnership has not had any prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

3.                      FAIR VALUE MEASUREMENTS

The Partnership uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The General Partner believes the most relevant fair value disclosure relates to the Master Fund’s investment portfolio and can be found in Note 3 of the Master Fund’s financial statements, which are attached to these statements.

4.                      RELATED-PARTY TRANSACTIONS, INCLUDING MANAGEMENT AND PERFORMANCE DISTRIBUTION

Management fees and the performance distributions occur at the Master Fund level. During the year ended December 31, 2013, the Partnership was allocated management fees of $1,800,215. For the year ended December 31, 2013, the performance distribution paid to the special limited partner was $137,093. As of December 31, 2013, the accrued performance distribution payable to the Special Limited Partner with respect to the Partnership (based on a hypothetical liquidation of the Master Fund) is $13,777,820. The Special Limited Partner of the Master Fund has no claim to, and does not receive any economic benefit from, any accrued performance distribution until distributions made to a limited partner exceed aggregate capital contributions to all Tranches made by such partner.

5.                      FINANCIAL HIGHLIGHTS

The following are the Partnership’s financial highlights, by Tranche, for the year ended December 31, 2013, Total returns are calculated by Tranche for the limited partner group as a whole, which may differ from returns for any individual partners due to certain limited partners being exempt from management fees.

	Total Return[1]			Ratios to Average Limited Partners’ Capital [2,3]:
				Expenses —		Expenses —
	Before		After	Excluding		Including	Net
	Performance	Performance	Performance	Performance	Performance	Performance	Investment
	Distribution	Distribution	Distribution	Distribution	Distribution	Distribution	Loss

Tranche E	169.51%	(2.63)%	166.88%	(1.40)%	(1.32)%	(2.72)%	(1.40)%
Tranche F	161.74	—	161.74	(1.33)	—	(1.33)	(1.33)
Tranche G	86.52	—	86.52	(1.47)	—	(1.47)	(1.47)
Tranche H	105.77	—	105.77	(1.40)	—	(1.40)	(1.40)
Tranche I	130.89	2.52	133.41	(1.32)	—	(1.32)	(1.32)
Tranche J	188.44	(14.89)	173.55	(1.43)	(13.99)	(15.42)	(1.43)
Tranche K	120.53	(8.97)	111.56	(1.35)	(6.36)	(7.71)	(1.35)
Tranche L	225.49	—	225.49	(1.37)	—	(1.37)	(1.37)
Tranche O	152.76	(25.74)	127.02	(1.51)	(15.13)	(16.64)	(1.51)
Tranche P	179.44	(29.22)	150.22	(1.56)	(17.72)	(19.28)	(1.56)
Tranche Q	191.35	(23.32)	168.03	(1.51)	(11.76)	(13.27)	(1.51)
Tranche R	136.55	(18.67)	117.88	(1.51)	(12.27)	(13.78)	(1.51)
Tranche S	96.93	(11.84)	85.09	(1.47)	(8.46)	(9.93)	(1.47)
Tranche U	189.63	(36.72)	152.91	(1.49)	(19.34)	(20.83)	(1.49)
Tranche W	40.09	(8.02)	32.07	(1.53)	(7.96)	(9.49)	(1.53)
Tranche X	54.95	(13.24)	41.71	(1.51)	(10.39)	(11.90)	(1.51)

1             Computed as the percentage change in value during the period of a theoretical limited partner investment made at the beginning of the year or when a Tranche was created, net of all fees and expenses. Total retum has not been annualized for those Tranches created during the year.

2             Average partners’ capital has been computed based on monthly valuations. Ratios have been annualized for those Tranches created during the year. Performance distribution ratios have not been annualized.

3             Includes the proportionate share of the Partnership’s income and expenses allocated from the Master Fund.

6.                      SUBSEQUENT EVENTS

For the purpose of issuing these financial statements, management evaluated events and transactions through and including March 26, 2014, the date these financial statements were available to be issued. Subsequent to December 31, 2013, the Partnership issued Tranche Y following the receipt of capital contributions of approximately $40 million and paid out distributions of approximately $38 million and withdrawals of $1.3 million, of which $9.3 million and $.1 million were accrued, respectively, at year-end.

* * * * * * *

Japan Macro Opportunities

Master Fund, L.P.

(A Cayman Islands Exempted Limited Partnership)

Financial Statements as of and for the

Year Ended December 31, 2013, and

Independent Auditors’ Report

Deloitte & Touche
One Capital Place
P.O. Box 1787
Grand Cayman KY1-1109
CAYMAN ISLANDS

Tel: +1 345 949 7500
Fax:+1 345 949 8238
cayman@deloitte.com
www.deloitte.com

INDEPENDENT AUDITORS’ REPORT

To the General Partner of

Japan Macro Opportunities Master Fund, L.P.:

We have audited the accompanying financial statements of Japan Macro Opportunities Master Fund, L.P. (a Cayman Islands Exempted Limited Partnership) (the “Master Fund”), which comprise the statement of assets and liabilities, including the condensed schedule of investments, as of December 31, 2013, and the related statements of operations, changes in partners’ capital, and cash flows for the year then ended (all expressed in United States dollars), and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Master Fund’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Master Fund’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Master Fund as of December 31, 2013, and the results of its operations, changes in its partners’ capital and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche

March 26, 2014

Member firm of
Deloitte Touche Tohmatsu Limited

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2013

(Expressed in U.S. dollars)

ASSETS
DERIVATIVE INSTRUMENTS — At fair value (cost $192,014,691)	$298,660,977
SECURITIES — At fair value (cost $125,758,605)	125,769,866
CASH AND CASH EQUIVALENTS	131,346,327
DUE FROM BROKERS	30,691,445
OTHER ASSETS	28,808
TOTAL	$586,497,423

LIABILITIES AND PARTNERS’ CAPITAL
COLLATERAL PAYABLE	$177,910,815
ACCRUED EXPENSES	77,252
CAPITAL DISTRIBUTIONS PAYABLE	47,296,714
CAPITAL WITHDRAWALS PAYABLE	18,162,516
PARTNERS’ CAPITAL	343,050,126
TOTAL	$586,497,423

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2013

(Expressed in U.S. dollars)

Fair Value
DERIVATIVE INSTRUMENTS (87.1% of partners’ capital):
Interest rate swaptions — Japanese LIBOR (2.8% of partners’ capital):
Swaptions with original maturities less than 1 year (January 2014—May 2014)	$269,736
Swaptions with original maturities of 3 years (January 2014—May 2016)	9,337,578
Total interest rate swaptions — Japanese LIBOR (cost $46,620,884)	9,607,314
Foreign currency options — Japanese Yen (84.3% of partners’ capital):
Options with original maturities of 1—2 years (February 2014—June 2015)	120,086,109
Options with original maturities of 2—3 years (March 2014—June 2016)	168,967,554
Total foreign currency options — Japanese Yen (cost $145,393,807)	289,053,663
DERIVATIVE INSTRUMENTS — (cost $192,014,691)	$298,660,977
SECURITIES — US GOVERNMENT OBLIGATIONS (36.7% of partners’ capital) US Treasury bills 6—12 month original maturities:
$42,797,000 US Treasury bills 6—month original maturity (Feb. 2014—March 2014)	$42,792,154
$53,506,000 US Treasury bills 12—month original maturity (Jan. 2014—May 2014)	53,505,898
Total US Treasury bills 6—12 month original maturities	96,298,052
US Treasury notes 5—7 year original maturities (August 2017—Nov. 2020)	4,668,487
US Treasury inflation-indexed bonds 5—30 year original maturities (April 2017—April 2028)	24,803,327
SECURITIES — US GOVERNMENT OBLIGATIONS — (cost $125,758,605)	$125,769,866

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

(Expressed in U.S. dollars)

REALIZED AND UNREALIZED GAINS ON DERIVATIVE
INSTRUMENTS AND SECURITIES:
Net realized gains on derivative instruments and securities	$92,192,671
Net change in unrealized appreciation/depreciation on derivative instruments and securities	171,826,438
Net realized and unrealized gains on derivative instruments and securities	264,019,109
EXPENSES:
Management fees	3,963,867
Interest expense	121,014
Professional, administrator and other	706,478
Total expenses	4,791,359
NET INVESTMENT LOSS	(4,791,359)
NET INCREASE IN PARTNERS’ CAPITAL RESULTING FROM OPERATIONS	$259,227,750

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2013

(Expressed in U.S. dollars)

			Japan Macro
	Special	Japan Macro	Opportunities
	Limited	Opportunities	Offshore
	Partner	Partners, L.P.	Partners, L.P.	Total
PARTNERS’ CAPITAL — January 1,2013	$427,724	$58,688,178	$77,319,518	$136,435,420
Capital contributions	—	98,629,500	34,790,500	133,420,000
Capital withdrawals	(3,175,444)	(20,150,864)	(9,082,915)	(32,409,223)
Capital distributions	(415,462)	(93,000,735)	(60,207,624)	(153,623,821)
Net increase in partners’ capital resulting from operations	—	133,773,581	125,454,169	259,227,750
Performance distribution (see Note 7)	33,519,860	(19,604,947)	(13,914,913)	—
PARTNERS’ CAPITAL — December 31,2013	$30,356,678	$158,334,713	$154,358,735	$343,050,126

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

(Expressed in U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase in partners’ capital resulting from operations	$259,227,750
Adjustments to reconcile net increase in partners capital resulting from operations to net cash provided by operating activities:
Payments for derivative instruments	(125,585,553)
Proceeds from sales of derivative instruments	184,038,604
Payments for securities	(466,202,808)
Proceeds from sales of securities	382,985,764
Net realized gains on derivative instruments and securities	(92,192,671)
Net change in unrealized appreciation/depreciation on derivative instruments and securities	(171,826,438)
Increase in due from broker	(30,691,445)
Increase in collateral payable	177,910,815
Decrease in other assets	51,797
Decrease in accrued expenses	(1,658)
Net cash provided by operating activities	117,714,157
CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	133,420,000
Capital withdrawals, net of capital withdrawals payable of $18,162,516	(14,246,707)
Capital distributions, net of capital distributions payable of $47,296,714	(106,327,107)
Net cash provided by financing activities	12,846,186
NET CHANGE IN CASH AND CASH EQUIVALENTS	130,560,343
CASH AND CASH EQUIVALENTS — Beginning of year	785,984
CASH AND CASH EQUIVALENTS — End of year	$131,346,327
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid for interest	$111,570

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2013

(Expressed in U.S. dollars)

1.                      ORGANIZATION

Japan Macro Opportunities Master Fund, L.P. (the “Master Fund”) is a Cayman Islands exempted limited partnership organized under the laws of the Cayman Islands. In March 2012, the Master Fund registered with the Cayman Islands Monetary Authority (“CIMA”) pursuant to an amendment to the Mutual Funds Law of the Cayman Islands which requires “master funds” as defined therein to register with and be regulated by CIMA. The investment objective of the Master Fund is to generate superior risk-adjusted rates of return through investments in the Japanese foreign currency exchange and credit markets. To achieve its investment objective, the Master Fund invests in fully paid for fixed-income and foreign exchange securities and derivative products in the Japanese capital markets within a broad global macroeconomic strategy focusing on the risks to Japanese interest rate and currency volatility contained within the market for sovereign credit.

The Master Fund receives capital contributions from Japan Macro Opportunities Partners, L.P. (the “Onshore Fund”) and Japan Macro Opportunities Offshore Partners, L.P. (the “Offshore Fund”). Hayman Capital Management, L.P. is the managing general partner for the Master Fund (the “Managing General Partner”) and is the general partner of the Onshore Fund. Hayman Offshore Management, Inc., a Cayman Islands exempted company, serves as the general partner of the Master Fund and Offshore Fund (the “General Partner”). Hayman Advisors SLP, L.P., an affiliate of the Managing General Partner, was designated by the Managing General Partner as the special limited partner (the “Special Limited Partner”) of the Master Fund. For the year ended December 31, 2013, the General Partner and the Managing General Partner had no partner capital balance in the Master Fund. The Master Fund, pursuant to an amended and restated agreement of the Limited Partnership (the “Agreement”), was formed on March 22, 2010, and began operations on July 9, 2010.

The Master Fund operates under a “master/feeder structure” whereby the Onshore Fund and the Offshore Fund invest substantially all of their investable assets in the Master Fund. As of December 31, 2013, the Onshore Fund and the Offshore Fund owned approximately 46% and 45% of the Master Fund, respectively, after the impact of the accrued performance distribution at December 31, 2013. See Note 7 Related-Party Transactions for additional details.

Equinoxe Alternative Investment Services (Bermuda) Ltd. (“Equinoxe”) performs various administrative services for the Master Fund.

2.                      SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are presented using accounting principles generally accepted in the United States of America (GAAP). Financial statements prepared on a GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents — The Master Fund defines cash and cash equivalents as cash and short-term, highly liquid investments with original maturities of 90 days or less. As of December 31, 2013, $131,341,640 is invested in treasury backed money market funds offered by JP Morgan. Additional information on cash receipts and payments is presented in the statement of cash flows.

Derivative Instruments — Derivative instruments are valued at fair value in accordance with the Managing General Partner’s valuation policy. Valuations are obtained from third-party pricing services which rely on observable market inputs and market information received from dealers, or brokers, when available and considered reliable.

Foreign Currency Translations — Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of investments, and income and expenses that are denominated in foreign currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the Statement of Operations.

The Master Fund does not isolate the portion of the operating results that are due to the changes in foreign exchange rates. Such fluctuations are included in unrealized appreciation on derivative instruments in the Statement of Operations. Investments in Japanese Yen denominated securities have additional risks not present in securities denominated in U.S. dollars.

Income and Expense Recognition — Interest is recorded on the accrual basis. Operating expenses are recorded on the accrual basis as incurred. Realized gains and losses on derivative instruments and securities are recorded on an identified cost basis.

Income Taxes — The limited partners of the Master Fund are individually liable for taxes on their share of Master Fund taxable income.

The Master Fund determines whether a tax position of the Master Fund is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Master Fund reviews and evaluates tax positions in the jurisdictions in which the Master Fund operates and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, management concluded that the Master Fund’s tax returns will be open for examination by major tax jurisdictions, including U.S. Federal, U.S. states, Japan and the Cayman Islands, for the amount of time specified under the applicable statutes of limitations (with limited exceptions). Accordingly, the Master Fund’s 2010, 2011, and 2012 tax returns remain open for examination. The Master Fund is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense has been recorded in the accompanying financial statements.

The Master Fund has been registered as an exempted limited partnership pursuant to the Exempted Limited Partnership Law of the Cayman Islands. No local income, profits, or capital gains taxes are levied in the Cayman Islands at the current time. The Master Fund has also received an undertaking from the Cayman Islands’ Government that, for a period of 50 years from May 11, 2010, the Master Fund will be exempt from taxation in the Cayman Islands. The only taxes payable by the Master Fund on its income are withholding taxes applicable to certain income.

Indemnities — The Managing General Partner on behalf of the Master Fund enters into certain contracts that contain a variety of indemnifications. The Master Fund’s maximum exposure under these arrangements is unknown. However, the Master Fund has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Capital Contributions, Distributions, Withdrawals, and Income/Expenses Allocations — Capital contributions received at each closing are maintained in special memorandum accounts on the books and records of the Master Fund and invested in a portfolio of investments (each, a “Tranche”). The Managing General Partner establishes a new Tranche at each closing and only those investors making capital contributions at that closing have an interest in that Tranche. The appreciation, depreciation and expenses attributable to a Tranche are allocated only to investors with an interest in that Tranche.

The Master Fund is a single legal entity, and the Tranches are not separate legal entities. Since commencement of operations, the Managing General Partner has established 24 Tranches. As of December 31, 2013, 18 Tranches are in existence. The table below summarizes investor contributions, distributions, and withdrawals for each tranche for the year ended December 31, 2013. Withdrawals of $108,356 were made to pay for feeder fund level expenses.

Tranche	Contributions	Distributions	Withdrawals

Tranche A	$—	$19,959,651	$309,864
Tranche D	—	7,180,500	5,433
Tranche E	5,000,000	8,633,115	2,991
Tranche F	—	7,865,140	4,023
Tranche G	—	—	1,086,425
Tranche H	—	1,169,795	247,700
Tranche I	—	5,924,951	1,391,749
Tranche J	—	9,335,583	3,047
Tranche K	—	—	4,362
Tranche L	—	3,543,000	2,631
Tranche M	—	10,916,885	14,475,855
Tranche N	100,000	5,643,149	8,383,800
Tranche O	—	5,237,565	481,599
Tranche P	—	19,158,238	10,242
Tranche Q	—	4,800,445	5,592,466
Tranche R	—	—	4,537
Tranche S	—	—	4,990
Tranche T	75,000,000	30,691,445	6,384
Tranche U	—	5,824,749	3,791
Tranche V	—	7,739,610	6,911
Tranche W	20,000,000	—	2,052
Tranche X	33,320,000	—	378,371

	$133,420,000	$153,623,821	$32,409,223

The Master Fund may make distributions to limited partners from time to time as determined by the managing General Partner. See Note 7 for details regarding performance distributions. Capital withdrawals are permitted at the end of each quarter after a limited partner has held a Tranche interest for at least three years. Withdrawals made within the first three years will be subject to a 5% withdrawal fee. Capital withdrawal requests must be delivered prior to the end of the quarter preceding the withdrawal date. Withdrawal fees of $112,500 were recorded by the Master Fund during the year ended December 31, 2013, and are reported as a reduction in the withdrawals of the tranche and were allocated pro-rata among the remaining Limited Partners in the tranche. The General Partner does not charge a withdrawal fee for withdrawals from single Investor Tranches.

Using the net asset value from the close, subsequent to the withdrawal request, the General Partner will determine the net asset value of the Tranche and segregate the pro-rata portion of each asset in the Tranche for the benefit of the withdrawing limited partner. The General Partner will then sell the segregated assets prior to the withdrawal date and specially allocate the gains and losses attributable to the segregated assets to the withdrawing investor.

Capital withdrawals are recorded as liabilities, net of any performance distribution, when the amount requested in the withdrawal notice becomes fixed and determinable. Withdrawal notices received for which the dollar amount is not fixed remain in capital until the amount is determined.

3.                      FAIR VALUE MEASUREMENTS

The Master Fund uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Master Fund has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Managing General Partner. The Managing General Partner considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Managing General Partner’s perceived risk of that instrument.

Investments in U.S. Government obligations are valued by a third-party pricing service using market observable data, such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data and are therefore classified as Level 2.

Most derivative instruments that are not exchange-traded are considered Level 2. These over-the-counter (OTC) derivatives, including interest rate swaptions and foreign currency options, are valued by a third-party pricing service using observable inputs, such as quotations received from brokers. In instances where models are used, the value of an OTC derivative depends upon the contractual terms of, and specific risks inherent in the instrument, as well as, the availability and reliability of, observable inputs. Such inputs include market prices for reference securities, yield curves, credit curves, measures of volatility, prepayment rates, and correlations of such inputs.

No level 3 holdings were held at any time during the year ended December 31, 2013.

A valuation committee established by the Managing General Partner meets on a monthly basis to review and approve the valuation of the Master Fund’s investments, to ensure that the valuations are in accordance with the pricing policy adopted by the Managing General Partner and the methods described above.

As of December 31, 2013, the financial instruments carried on the Statement of Assets and Liabilities by caption and by level within the valuation hierarchy are presented in the table that follows. The financial instruments are further classified by geography within the Condensed Schedule of Investments.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Cash equivalents	$131,341,640	$—	$—	$131,341,640
U.S. Government obligations	—	125,769,866	—	125,769,866
Interest rate swaptions	—	9,607,314	—	9,607,314
Foreign currency options	—	289,053,663	—	289,053,663

Total	$131,341,640	$424,430,843	$—	$555,772,483

4.                      BALANCE SHEET OFFSETTING

The Master Fund adopted the provisions of Accounting Standards Update (“ASU”) 2013-01, “Balance Sheet Offsetting”, which is an amendment to ASU 2011-11, “Disclosures About Offsetting Assets and Liabilities”, and requires the disclosure of information regarding rights of setoff and related arrangements associated with financial instruments and derivatives. The Master Fund presents derivative exposure on a gross basis on the Statement of Assets and Liabilities. Below is a table that shows the gross amounts of derivative positions recorded on the Statement of Assets and Liabilities.

Offsetting of Financial Assets and Derivative Assets

Net Amounts
		Gross Amounts	of Assets	Cash
		Offset in the	Presented in the	Collateral
	Gross Amounts of	Statement of	Statement of	(Received) /
	Recognized Assets	Assets and Liabilities	Assets and Liabilities	Posted	Net Amount
Derivatives Instruments	$298,660,977	$—	$298,660,977	$(177,910,815)	$120,750,162

Over the Counter derivative transactions are subject to the terms and conditions of the International Swaps and Derivatives Association (“ISDA”) agreements entered into by the Master Fund and its trading counterparties. The ISDA agreements allow for the right of setoff in cases of early termination. Two of the ISDA agreement place restrictions on collateral received by the Master Fund. One of the agreements requires the Master Fund to hold the collateral in the state of New York. The amount of collateral from this counterparty held by the Master Fund at December 31, 2013 was approximately $14,080,000. Another ISDA agreement requires the Master Fund to hold collateral at The Bank of New York Mellon. The amount of collateral from this counterparty held by the Master Fund at December 31, 2013 was $31,900,815.

5.                      FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Derivative Contracts — In the normal course of business, the Master Fund enters into derivative financial instruments (“derivatives”). The derivatives in which the Master Fund invests are primarily interest rate swaptions and foreign currency options. Derivatives serve as a component of the Master Fund’s investment strategy and are utilized primarily to structure the portfolio or individual investments to economically match the investment objective of the Master Fund.

As of December 31, 2013, the derivative instruments carried on the Statement of Assets and Liabilities are presented in the table below.

Derivatives Not Accounted for	Number of	Fair
as Hedging Instruments	Contracts	Value

Interest rate swaption contracts	93	$9,607,314
Foreign currency option contracts	332	289,053,663

Total derivative instruments		$298,660,977

The impact of these derivative instruments on the Statement of Operations is presented in the table below.

	Net Change in
	Unrealized	Net Realized
	Appreciation/Depreciation	Gains (Losses)
Derivatives Not Accounted for	on Derivative	on Derivative
as Hedging Instruments	Instruments	Instruments

Interest rate swaption contracts	$5,282,983	$(28,928,457)
Foreign currency option contracts	166,549,008	121,059,724

Total	$171,831,991	$92,131,267

For the year ended December 31, 2013, the volume of derivative transactions of the Master Fund was as follows:

	Contracts
Derivatives Not Accounted for	Entered	Sold/
as Hedging Instruments	Into	Expired

Interest rate swaption contracts	44	56
Foreign currency option contracts	203	185

Total	247	241

Swaptions — The Master Fund enters into swaptions in the normal course of pursing its investment objectives. Swaptions are used to create exposure for the Master Fund based on its directional view of interest rates. Swaptions are options that grant the holder the right to enter into an underlying swap. The underlying swaps of the Master Fund’s swaptions are interest rate swaps. Interest rate swaps are agreements between two parties to exchange cash flows based on a notional principal amount. The Master Fund may elect to pay a fixed rate and receive a floating rate, or, receive a fixed rate and pay a floating rate on a notional principal amount. Swaptions are marked to market by a third-party pricing service and the change, if any, is recorded as a net change in unrealized appreciation or depreciation on derivative instruments in the Statement of Operations. When the swaption contract is terminated early, the Master Fund records a realized gain or loss. The risks of swaptions include changes in market conditions that affect the value of the contract or the cash flows and the possible inability of the counterparty to fulfill its obligations under the agreement. The Master Fund’s maximum risk of loss from counterparty credit risk is the market value of the positions held by the counterparty. This risk is mitigated by having a master netting arrangement between the Master Fund and the counterparty and by the posting of collateral by the counterparty to the Master Fund to cover a portion of the Master Fund’s exposure to the counterparty.

Options — The Master Fund holds foreign currency denominated interest rate swaptions and the value of these swaptions may decrease if the foreign currency depreciates in value. The Master Fund purchases options for the purpose mitigating foreign exchange risk and to enhance returns on its portfolio. Options are contracts that grant the holder, in return for payment of the purchase price (the “premium”) of the option, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option.

The Master Fund’s focus is to execute an investment strategy that is primarily concentrated in Japanese LIBOR interest rate swaptions and Japanese Yen foreign currency options, and as a result will potentially be materially impacted by changes in the movement of Japanese LIBOR interest rates and the Japanese Yen.

6.                      DUE FROM (TO) BROKERS

The Master Fund does not clear its own derivative transactions. It has established accounts with other financial institutions for this purpose. This can, and often does, result in concentration of credit risk with one or more of these firms. Such risk, however, is mitigated by the obligation of U.S. financial institutions to comply with rules and regulations governing broker/dealers and futures commission merchants. These rules and regulations generally require maintenance of net capital, as defined, and segregation of customers’ funds and securities from holdings of the firm.

7.                      RELATED-PARTY TRANSACTIONS

The Master Fund pays the Managing General Partner, a management fee, as compensation for managing the business and affairs of the Master Fund, equal to 1.25% per annum of the capital account of each limited partner. Management fees are calculated and paid quarterly in advance as of the first day of each calendar quarter in accordance with the Agreement.

The Managing General Partner and the General Partner may reduce or waive the management fee for any individual investor.

The Agreement provides for a performance distribution to the Special Limited Partner at the time of withdrawals or distributions. Withdrawals or distributions attributable to a Tranche initially shall be allocated to the limited partners in that Tranche Pro Rata. Thereafter, withdrawals or distributions are to be allocated as follows:

i)        First, to the limited partner until the limited partner has received an aggregate amount of withdrawals or distributions to the extent of their aggregate capital contributions to all Tranches;

ii)       Second, 80% to the limited partners and 20% to the Special Limited Partner until aggregate withdrawals or distributions to the limited partner are equal to 10 times aggregate capital contributed by the limited partner to all Tranches;

iii)      Thereafter, 65% to the limited partner and 35% to the Special Limited Partner.

The performance distribution is calculated at the end of each period (based on a hypothetical liquidation of the Master Fund on such dates). For the year ended December 31, 2013, total performance distributions paid to the Special Limited Partner were $3,590,906. As of December 31, 2013, the accrued performance distribution to the Special Limited Partner pursuant to the Agreement is $30,356,678. The accrued performance distribution is calculated for each limited partner taking into consideration such partner’s aggregate contributions to all Tranches. The Special Limited Partner has no claim to, and does not receive any economic benefit from, any accrued performance distribution until distributions made to a limited partner exceed aggregate capital contributions to all Tranches made by such partner.

The General Partner shall be paid an annual fee of $1,000 on January 1 of each year, which shall be charged proportionally among all Tranches based on the relative net asset value of each Tranche.

During the year ended December 31, 2013, the Managing General Partner paid $14,815 to the Master Fund to reimburse the Master Fund for a trading loss incurred by the Master Fund. The amount is included in net realized gains on derivative instruments and securities on the Statement of Operations.

8.                      FINANCIAL HIGHLIGHTS

The following are the Master Fund’s financial highlights, by Tranche, for the year ended December 31, 2013. Total returns are calculated by Tranche for the limited partner group as a whole, which may differ from returns for any individual partners due to certain limited partners being exempt from management fees.

	Total Return [1]			Ratios to Average Limited Partners’ Capital [2]:
				Expenses —		Expenses —
	Before		After	Excluding		Including	Net
	Performance	Performance	Performance	Performance	Performance	Performance	Investment
	Distribution	Distribution	Distribution	Distribution	Distribution	Distribution	Loss

Tranche E	169.54%	(2.69)%	166.85%	(1.33)%	(1.32)%	(2.65)%	(1.37)%
Tranche F	161.74	—	161.74	(1.34)	—	(1.34)	(1.35)
Tranche G	86.51	—	86.5S	(1.39)	—	(1.39)	(1.44)
Tranche H	106.40	—	106.40	(1.38)	—	(1.38)	(1.43)
Tranche I	130.89	2.34	133.23	(1.26)	—	(1.26)	(1.30)
Tranche J	188.44	(14.88)	173.56	(1.34)	(13.98)	(15.32)	(1.39)
Tranche K	120.55	(9.03)	111.52	(1.27)	(6.39)	(7.66)	(1.31)
Tranche L	225.48	—	225.48	(1.29)	—	(1.29)	(1.34)
Tranche N	99.48	(17.42)	82.06	(1.43)	(10.93)	(12.36)	(1.48)
Tranche O	156.09	(27.16)	128.93	(1.45)	(15.06)	(16.51)	(1.49)
Tranche P	179.45	(29.26)	150.19	(1.47)	(17.72)	(19.19)	(1.53)
Tranche Q	191.34	(23.28)	168.06	(1.45)	(12.03)	(13.48)	(1.48)
Tranche R	136.57	(18.67)	117.90	(1.43)	(12.27)	(13.70)	(1.47)
Tranche S	96.95	(11.84)	85.11	(1.44)	(8.75)	(10.19)	(1.48)
Tranche T	123.87	(24.54)	99.33	(1.49)	(11.45)	(12.94)	(1.51)
Tranche U	189.66	(36.56)	153.10	(1.44)	(20.39)	(21.83)	(1.47)
Tranche V	158.05	(23.00)	135.05	(1.55)	(19.41)	(20.96)	(1.61)
Tranche W	40.11	(7.93)	32.18	(0.64)	(3.50)	(4.14)	(0.66)
Tranche X	56.03	(11.22)	44.81	(0.66)	(4.30)	(4.96)	(0.67)

1 Computed as the percentage change in value during the period of a theoretical limited partner investment made at the beginning of the year or when a Tranche was created, net of all fees and expenses. Total return for tranches issued or withdrawn during the year have not been annualized.

2 Average partners’ capital has been computed based on monthly valuations. Ratios for Tranches issued during the year have been annualized. Performance distribution ratios have not been annualized.

9.       SUBSEQUENT EVENTS

For the purpose of issuing these financial statements, management evaluated events and transactions through and including March 26, 2014, the date these financial statements were available to be issued. Subsequent to December 31, 2013, the Master Fund issued Tranche Y, following the receipt of capital contributions of approximately $40 million and paid out distributions of approximately $90.6 million and withdrawals of $19.5 million, of which $47.3 million and $18.2 million were accrued, respectively, at year-end.

* * * * * *