Form 20-F/A
period 2013-12-31
Renren Inc.
filed 2014-09-12
CIK 1509223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

*Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares. Currently, each American depositary share represents three Class A ordinary shares.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

☐ Yes   ☐ No

EXPLANATORY NOTE	2

Item 19. Exhibits	3

SIGNATURES

EXPLANATORY NOTE

This Amendment No. 1 to our annual report on Form 20-F for the year ended December 31, 2013, originally filed with the Securities and Exchange Commission on April 29, 2014 (the “2013 Form 20-F”), is being filed solely to re-file Exhibits 15.2 and 15.3.

This Amendment No. 1 speaks as of the filing date of the 2013 Form 20-F on April 29, 2014. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2013 Form 20-F or reflect any events that have occurred since April 29, 2014.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

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

4.26	Link224 Inc. 2013 Share Incentive Plan (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013)

4.27*	Share Purchase Agreement by and among the Registrant, Nuomi Holdings Inc. and Baidu Holdings Limited, dated as of August 23, 2013

4.28*	Share Purchase Agreement by and among the Registrant, Nuomi Holdings Inc. and Baidu Holdings Limited, dated as of January 22, 2014

Exhibit Number	Description of Document

4.29*	Amended and Restated Loan Agreement, dated December 4, 2013, between Beijing Wole Information Technology Co., Ltd. and Huang Hui

4.30*	Amended and Restated Loan Agreement, dated December 4, 2013, between Beijing Wole Information Technology Co., Ltd. and Liu Jian

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

12.1**	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2**	Consent of TransAsia Lawyers

15.3**	Consent of Maples and Calder

15.4*	Consent of Deloitte & Touche

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*      Previously filed or furnished with the Annual Report on Form 20-F on April 29, 2014.

**   Filed with this Amendment No. 1 to the Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

Renren Inc.

	By:	/s/ Joseph Chen
		Name:	Joseph Chen
		Title:	Chairman of the Board of Directors
and Chief Executive Officer

Date: September 12, 2014