Form 20-F
period 2014-12-31
Renren Inc.
filed 2015-04-16
CIK 1509223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2014.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

For the transition period from to

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Ashley Kwok Wai Law, acting Chief Financial Officer

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

As of December 31, 2014, 720,040,971 Class A ordinary shares, par value US$0.001 per share and 305,388,450 Class B ordinary shares, par value US$0.001 per share were outstanding.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.2046 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues and certain cost and expense items;

•	the expected growth of the SNS, online games, online advertising and internet finance businesses in China;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding the retention and strengthening of our relationships with advertisers;

•	changes in technology affecting our business, and our company’s responses to these changes;

•	our investment plans to enhance our user experience, infrastructure and service offerings;

•	competition in our industry in China;

•	the performance of our strategic and financial investments; and

•	relevant government policies and regulations relating to our industry.

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

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2010 and 2011 and our selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012, except for the impact of retrospective adjustments for the deconsolidation of nuomi.com, our social commerce business, which we ceased to control on October 26, 2013, Qingting, our automobile advertisement business, which we ceased to control on October 31, 2013, and 56.com, our online video business, which we ceased to control on December 1, 2014, both of which have been classified as discontinued operations, have been derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5—Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Due to the retrospective adjustments, our results of operations for the years ended December 31, 2010, 2011, 2012 and 2013 and financial positions as of December 31, 2010, 2011, 2012 and 2013 are not directly comparable to the financial data reported in our previously filed annual reports.

Our historical results do not necessarily indicate results expected for any future periods.

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of US$, except for share, per share and per ADS data)
Summary Consolidated Statement of Operations Data:
Net revenues	$75,328	$109,510	$154,827	$147,947	$82,954
Cost of revenues	16,596	24,536	49,794	54,280	47,972
Gross profit	58,732	84,974	105,033	93,667	34,982
Operating expenses(1):
Selling and marketing	20,115	37,420	47,926	62,198	38,340
Research and development	22,949	37,234	71,558	77,956	50,675
General and administrative	7,400	15,299	33,577	49,275	51,429
Impairment of intangible assets	739	446	—	208	714
Impairment of goodwill	—	—	—	—	46,864
Restructuring cost	—	—	—	3,475	6,354
Total operating expenses	51,203	90,399	153,061	193,112	194,376
(Loss) income from operations	7,529	(5,425)	(48,028)	(99,445)	(159,394)
Other income	—	2,338	2,446	1,039	636
Change in fair value of warrants	(74,364)	—	—	—	—
Exchange (loss) gain on dual currency deposit/offshore bank accounts	3,781	7,753	(1,769)	1,476	(2,277)
Interest income	328	9,577	20,029	12,778	12,677
Realized gain on short-term investments	—	50,911	4,317	56,022	139,265
Gain on disposal of cost method investment	40	—	—	—	—
Impairment of short-term investments	—	—	—	(2,098)	—
Impairment of equity method investments	—	—	—	(23,025)	—
Impairment of cost method investment	—	(79)	—	—	—
(Loss) income before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(62,686)	65,075	(23,005)	(53,253)	(9,093)
Income tax (expenses) benefit	1,364	(640)	(1,384)	3,980	(6,517)

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of US$, except for share, per share and per ADS data)
(Loss) income before earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(61,322)	64,435	(24,389)	(49,273)	(15,610)
Earnings (loss) in equity method investments, net of income taxes	—	1,320	(7,471)	20,317	49,015
Income (loss) from continuing operations	(61,322)	65,755	(31,860)	(28,956)	33,405
Loss from the operations of the discontinued operations, net of income taxes	(4,174)	(24,751)	(43,193)	(40,068)	(30,809)
Gain on disposal of discontinued operations, net of income taxes	1,341	—	—	—	—
Gain on deconsolidation of the subsidiaries, net of income taxes	—	—	—	132,665	489
Gain on disposal of equity method investment, net of income taxes	—	—	—	—	56,993
Gain (loss) from discontinued operations, net of income taxes	(2,833)	(24,751)	(43,193)	92,597	26,673
Net income (loss)	(64,155)	41,004	(75,053)	63,641	60,078
Net loss attributable to the noncontrolling interest	—	252	27	92	382
Net income (loss) from continuing operations attributable to Renren Inc.	(61,322)	66,007	(31,833)	(28,864)	33,787
Net income (loss) from discontinued operations attributable to Renren Inc.	(2,833)	(24,751)	(43,193)	92,597	26,673
Net income (loss) attributable to Renren Inc.	$(64,155)	$41,256	$(75,026)	$63,733	$60,460
Net income (loss) per share:
Net income (loss) per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.30)	$0.08	$(0.03)	$(0.03)	$0.03
Diluted	$(0.30)	$0.07	$(0.03)	$(0.03)	$0.03
Net income (loss) per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	$(0.01)	$(0.03)	$(0.04)	$0.08	$0.03
Diluted	$(0.01)	$(0.03)	$(0.04)	$0.08	$0.03
Net income (loss) per share attributable to Renren Inc. shareholders:
Basic	$(0.31)	$0.05	$(0.07)	$0.06	$0.06
Diluted	$(0.31)	$0.05	$(0.07)	$0.06	$0.06
Net income (loss) attributable to Renren Inc. shareholders per ADS(2):
Basic	$(0.94)	$0.15	$(0.20)	$0.17	$0.17
Diluted	$(0.94)	$0.14	$(0.20)	$0.17	$0.17

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of US$, except for share, per share and per ADS data)
Weighted average number of shares used in calculating net income (loss) per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	244,613,530	850,670,583	1,151,659,545	1,118,091,879	1,059,446,436
Diluted	244,613,530	901,340,381	1,151,659,545	1,118,091,879	1,067,631,709
Weighted average number of shares used in calculating net income (loss) per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	244,613,530	850,670,583	1,151,659,545	1,118,091,879	1,059,446,436
Diluted	244,613,530	901,340,381	1,151,659,545	1,130,739,922	1,067,631,709

(1)          Including share-based compensation expenses as set forth below:

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of US$)
Allocation of Share-based Compensation Expenses:
Cost of revenues	$—	$—	$—	$184	$83
Selling and marketing	121	414	356	155	201
Research and development	572	1,628	1,511	889	1,072
General and administrative	2,105	3,227	7,820	13,306	19,513
	2,798	5,269	9,687	14,534	20,869
Expenses from the discontinued operations	—	254	1,210	1,604	2,735
Total share-based compensation expenses	$2,798	$5,523	$10,897	$16,138	$23,604

(2)          Each ADS represents three Class A ordinary shares.

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands of US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$136,063	$284,643	$207,438	$154,308	$183,025
Term deposits	—	702,680	550,000	492,699	494,065
Short-term investments	62,318	53,393	147,045	301,995	29,384
Accounts receivable, net	12,815	14,911	18,402	15,958	18,044
Total current assets	437,519	1,116,970	952,734	1,122,587	763,203
Total assets	456,474	1,278,008	1,201,813	1,385,686	1,149,153
Total current liabilities	25,391	60,487	90,119	115,262	46,044
Total liabilities	25,907	67,463	96,683	115,418	46,774
Series C convertible redeemable preferred shares	28,520	—	—	—	—
Series D convertible redeemable preferred shares	571,439	—	—	—	—
Total equity (deficit)	$(169,392)	$1,210,545	$1,105,130	$1,270,268	$1,102,379

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

If we fail to continually anticipate user preferences and provide attractive services and applications, we may not be able to increase the size and level of engagement of our user base.

The success of our business depends on our ability to grow our user base and keep our users highly engaged. In order to attract and retain users, we must continue to innovate and introduce services and applications that our users find enjoyable. If we fail to anticipate and meet the needs of our users, the size and engagement level of our user base may decrease. Furthermore, because of the viral nature of social networking, users may switch to our competitors’ services more quickly than in other online sectors, despite the fact that it would be time-consuming for them to restart the process of establishing connections with friends and post photos and other content via one of our competitor’s services. We suffered a significant drop in monthly unique log-in users in 2013 and in average amount of time that unique log-in users spent on our platform in 2014. Our monthly unique log-in users decreased from approximately 56 million in December 2012 to approximately 45 million in December 2013 and then increased to approximately 46 million as of December 2014. The average amount of time that unique log-in users spent on our platform increased from approximately 7.6 hours in 2012 to approximately 7.7 hours in 2013 and then decreased to approximately 4.0 hours in 2014. A decrease in the number of our users or the amount of time they spend on our platform would render our services less attractive to users and advertisers and may decrease our revenues, which may have a material and adverse effect on our business, financial condition and results of operations.

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

Some of our competitors have significantly larger user bases and more established brand names and may be able to effectively leverage their user bases and brand names to provide integrated internet communication, online games, social networking and other products and services available over the internet via mobile devices and personal computers and increase their respective market shares. We may also face potential competition from global social networking service providers that seek to enter the China market. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do, and in turn may have an advantage in attracting and retaining users and advertisers. If we are not able to effectively compete, our user base and level of user engagement may decrease, which could make us less attractive to advertisers and materially and adversely affect our ability to maintain and increase revenues from online advertising, and which may also reduce the number of paying users that purchase our internet value-added services, or IVAS. Similarly, we may be required to spend additional resources to further increase our brand recognition and promote our services in order to compete effectively, especially with respect to marketing other new services to capture market share, which could adversely affect our profitability.

In addition, we compete for advertising budgets with traditional advertising media in China, such as television and radio stations, newspapers and magazines, and major out-of-home media. If online advertising as a new marketing channel does not become more widely accepted in China, we may experience difficulties in competing with traditional advertising media.

We started our internet finance business in 2014 and we primarily compete with established banks and lending companies in China such as Qufenqi.com and Fenqile.com in online consumer financing services. Failure of our internet finance business to achieve or maintain more widespread market acceptance against our competitors could harm our business and results of operations. If we are not able to develop services that attracted to our target customers and compete effectively, we may not be able to grow our user base and may be required to incur significant expenses for user acquisition, which could adversely affect our financial results.

We may not be able to successfully expand and monetize our mobile internet services.

An important element of our strategy is to continue to expand our mobile internet services. We have made significant efforts in recent years to develop new mobile applications to capture a greater share of the growing number of users that access social networking, online games and other internet services through smart phones and other mobile devices. The mobile percentage of our monthly total user time spent on renren.com was 69.1%, 79.2% and 87.9% in December 2012, 2013 and 2014, respectively, and the number of our monthly unique mobile users who accessed Renren SNS decreased from 17.8 million in December 2012 to 14.7 million in December 2013 before subsequently increasing to 20.5 million in December 2014. If we are unable to attract and retain a substantial number of mobile device users, or if we are slower than our competitors in developing attractive services that are adapted for such devices, we may fail to capture a significant share of an increasingly important portion of the market for our services or lose existing users, either of which may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, aside from mobile games, we are in the midst of experimenting with multiple early monetization strategies for our mobile internet services. Advertisers currently spend significantly less on advertising on mobile devices as compared to advertising on personal computers, and we cannot assure you that advertisers will in the future increase their spending on advertising on mobile devices. As our users continue to allocate more time on our mobile services instead of our traditional PC services, mobile monetization will become increasingly important as a path to profitability. Accordingly, if we are unable to successfully implement monetization strategies for our mobile users and if our users continue to increasingly access our services through mobile devices as a substitute for access through personal computers, our revenue and financial results may be negatively affected.

We may not be able to further grow our online games business.

We rely on our online games business for a substantial percentage of our revenues. Net revenues from our online games business accounted for 57.8%, 57.8% and 44.7% of our total net revenues in 2012, 2013 and 2014, respectively. Going forward, we expect that revenues from the online games business will continue to be a significant percentage of our total net revenues. Reliance on the online games business subjects us to a number of risks:

•	Continuing to source new games that appeal to our game players is an important part of our business expansion plans. Our ability to source and distribute successful new games further depends on our ability to anticipate and effectively respond to changing game player interests and preferences and technological advances in a timely manner, to attract, retain and motivate talented game development personnel and to execute effectively our game distribution plans. There can be no assurance that we will be successful in each of these areas.

•	We are dependent on hit titles as a large percentage of our online game revenues. For example, in 2012, 2013 and 2014 our top five games contributed 68.4%, 69.3% and 68.4% of our online games revenues, respectively, which comprised 35.1%, 37.6% and 30.6% of our total revenues for 2012, 2013 and 2014, respectively. Online games have a finite commercial lifespan and tend to become less popular after a few years. Furthermore, we are shifting most of our focus onto mobile games, and mobile games typically have shorter life spans than PC games. If our hit titles start to decrease in popularity and we do not have follow-up hit titles in our pipeline, our revenues may be negatively affected.

•	While we have been operating in the online games business since 2007, including PC-only plus cross-platform PC and mobile games, our shift to focus primarily on the operation and distribution of mobile and cross-platform games and new gaming genres puts us in a very competitive sector that involves many inherent risks. There can be no assurance that our strategy of providing mobile games and cross-platform games will be successful.

•	Our users download our mobile games from direct-to-consumer digital storefronts such as Apple’s App Store and Google’s Play Store. The terms and conditions between the store operators and the application developers governing the promotion, distribution and operation of applications, including mobile games, are normally standardized and non-negotiable. If the store operators believe the terms and conditions have been violated, they have the right to suspend or terminate a developer’s account. In addition, if we are unable to maintain a good relationship with each platform, or if our mobile games were unavailable on these platforms for any prolonged period of time, our business may suffer. For example, our games were temporarily removed from Apple’s Appstore in 2012. After communicating with Apple to address their inquiries, these games were restored. We have since enhanced our internal processes to ensure inquiries or concerns from store operators are responded to quickly and properly.

•	If we are unable to successfully capture and retain a significant portion of the growing number of Android users that accesses online games, we may lose users, which may have a material adverse effect on our business.

•	We have shifted from developing games in-house to licensing games from third-party design studios, reducing the size of our gaming team in the process. We depend upon our licensors to provide technical support necessary for the operation of the licensed games. We must maintain good relationships with our licensors to continue to source new games with reasonable revenue-sharing terms and ensure the continued smooth operation of our licensed games. We may incur additional costs and may face significant risks when we license our games outside of China and seek to expand our operations to select markets, such as the United States and Asia. If we fail to successfully manage these risks, our growth and business prospects could be materially and adversely affected.

Our strategy to acquire or invest in complementary businesses and establish strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.

As part of our plan to continue to grow our user base and improve our user experience, from time to time we consider opportunities to acquire, invest in or partner with other companies that bring us complementary or new users, technologies or services. Strategic acquisitions and investments may subject us to uncertainties and risks, including:

•	costs and difficulties associated with integrating acquired businesses and managing a larger business;

•	potentially significant goodwill impairment charges;

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	failure to achieve our intended objectives, benefits or revenue-enhancing opportunities;

•	high acquisition and financing costs;

•	potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board; and

•	diversion of our resources and management attention.

Failure to address these uncertainties and risks could have a material adverse effect on our liquidity, financial condition and results of operations. In addition, we may from time to time attempt to achieve our objectives of enhancing our user experience, broadening the appeal of our platform and increasing the number of our users by establishing strategic alliances with various third parties, including through our Renren Open Platform program. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business and results of operations.

The business opportunities for social networking, online games, internet finance and other internet services in China are continually evolving and may not grow as quickly as expected, in ways that are consistent with other markets, or at all.

Our business and prospects depend on the continual development of emerging internet business models in China, including those for social networking, online games and internet finance. Our main internet services have distinct business models which may differ from models for these businesses in other markets, such as the United States, and that are in varying stages of development and monetization. We cannot assure you that the industries in which we operate in China will continue to grow as rapidly as they have in the past, in ways that are consistent with other markets, or at all. With the development of technology, new internet services may emerge which may render our existing service offerings less attractive to users. The growth and development of the social networking, online game and internet finance industries is affected by numerous factors, such as the macroeconomic environment, regulatory changes, technological innovations, development of internet and internet-based services, users’ general online experience, cultural influences and changes in tastes and preferences. If these internet industries do not grow as quickly as expected or at all, or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be adversely affected.

If we fail to keep up with the technological developments and users’ changing requirements, our business and prospects may be materially and adversely affected.

The social networking, online game and internet finance industries are subject to rapid and continual changes in technology, user preferences, such as the movement of our user base from personal computers to mobile devices, the nature of services offered and business models. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from technological developments. If we do not adapt our services to such changes in an effective and timely manner, we may suffer from decreased user traffic, which may result in a reduced number of advertisers for our online advertising services or a decrease in their advertising spending. In addition, if we adopt new technologies which turn out to be less proven, and user experience suffers as a result, our users may use our platform less often. Furthermore, changes in technologies may require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We may not successfully execute our business strategies due to a variety of reasons such as technical hurdles, misunderstanding or erroneous prediction of market demand or lack of necessary resources. Failure to keep up with technological developments may result in our platform being less attractive, which in turn may materially and adversely affect our business and prospects.

The laws and regulations governing the internet finance business in China are developing and evolving and subject to changes.

Due to the relatively short history of the internet finance business in China, the PRC government has not adopted a clear regulatory framework governing the industry. As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and future PRC laws and regulations applicable to the internet finance services industry. If new PRC internet financing regulations promulgated in the future require us to comply with additional requirements in order to continue to conduct any aspect of our business operations, we may not be able to comply in a timely fashion, or at all. In addition, we cannot guarantee that our current practices comply with regulations that may be promulgated in the future, and we may be required to change our business practices, fined or penalized by regulators, or ordered to cease operations due to any non-compliance in the future. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

We have experienced net losses in the past, and you should consider our prospects in light of the risks and uncertainties fast-growing companies in evolving industries with limited operating histories, such as ours, may be exposed to or encounter.

We had a loss from continuing operations of US$31.9 million and US$29.0 million in 2012 and 2013, respectively. Our net loss from continuing operations in 2012 was primarily due to substantial investments in research and development, particularly those related to mobile initiatives, as well as investment in our video sharing business 56.com, which we acquired in October 2011, and loss in equity method investments, net of income taxes, due to investments we made in 2011 and 2012. Our net loss from continuing operations in 2013 was mainly due to increased investment in our business operations, particularly mobile-related initiatives, and impairment of our investments in equity method investments. We expect that, for the foreseeable future, investments in mobile and internet finance initiatives will continue to constitute significant expenses decreasing our income or increasing our loss from continuing operations.

In addition to the foregoing, our results of operations for the past three years were affected by costs and expenses required to build, operate and expand our SNS platform, grow our user base, promote our Renren brand, develop our own products and services, license third-party products and applications, and make other strategic investments. We expect that we will continue to incur significant research and development, marketing and other costs to launch new services and grow our user and advertiser bases. In particular, our plan to continue focusing our strategy on mobile opportunities and internet finance business, with increasing effort to experiment with different monetization models, including mobile games, mobile advertising and online consumer financing services, will result in significant costs and expenses. The profitability of these strategies has yet to be proven.

We recorded net income from continuing operations of US$33.4 million in 2014. Our ability to maintain net income from continuing operations is affected by various factors, some of which are beyond our control. For example, revenues and the profitability of our online games business depend on our ability to license and distribute games from third parties that are attractive to our user base. In addition, our revenues and profitability depend on the continuous development of the online advertising industry in China and advertisers’ allocation of more of their budgets to SNS websites. We cannot assure you that online advertising will become more widely accepted in China or that advertisers will increase their spending on SNS websites. In 2014 we have begun to provide internet finance services via an online market place by offering installment purchase plans to college students to shop on our platform and various e-commerce platforms in China, but it is still at a very early stage and remains relatively small. We may incur net losses in the future and you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies, and companies following the migration of their users from PC to mobile, in evolving industries such as the SNS, online games and internet finance industries in China.

We rely on online advertising for a sizeable proportion of our revenues. If the online advertising industry in China or advertisers’ willingness to advertise on our SNS platform grow slower than expected or decline, our revenues, profitability and prospects may be materially and adversely affected.

In 2012, 2013 and 2014, online advertising accounted for 31.7%, 28.1% and 32.4%, respectively, of our total net revenues. Consequently, our profitability and prospects depend in part on the continuous development of the online advertising industry and are impacted by the amount of our advertising clients’ budgets which are devoted to advertising on social networking services in China. Advertising on social networking services is a fairly new marketing channel in China, and those companies which are willing to begin advertising online may decide to utilize more established methods or channels for online advertising, such as the more established Chinese internet portals or search engines. As social network users in China continue to spend the majority of their time on mobile, the pace at which advertisers adopt SNS mobile advertising solutions will also largely impact the success of our business. We believe the reduction in our advertising revenue in 2013 and 2014 was due in part to the intensified competition for users across China’s SNS landscape, our major competitors’ increasing market share, the continuing shift of our user time to mobile, which we did not begin to monetize until late 2013, and the increasingly competitive landscape for online advertising revenue among the major websites in China offering SNS and other mobile communication services. Further, we may be unable to respond adequately to changing trends in online advertising or advertiser demands or preferences, technological innovation and improvements in the measurement of user traffic and online advertising, and technological developments more generally. In this regard, the migration of our user traffic from PC to mobile, which ramped up in 2012 and further increased since then, has had an adverse impact on our online advertising revenues, as advertisers have, to date, spent considerably less money advertising on mobile devices. If the online advertising market size, particularly the mobile advertising market, does not increase from current levels, we are unable to successfully compete and capture a sufficient share of that market or we are unable to generate meaningful advertising revenues from mobile devices, our ability to maintain or increase our current level of online advertising revenues and our profitability and prospects could be materially and adversely affected.

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

If we fail to maintain and enhance our Renren and other brands, or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our Renren and other brands is of significant importance to the success of our business. Well-recognized brands are critical to increasing the number and the level of engagement of our users and, in turn, enhancing our attractiveness to advertisers. Since we operate in a highly competitive market, maintaining and enhancing our brands directly affects our ability to maintain our market position.

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

We have experienced rapid expansion in our business scope in recent years. The portfolio of services we offer has expanded from real name SNS, which has historically been the core of our company’s business, to online games and other new initiatives such as online consumer financing. In addition, in recent years we have developed and launched versions of our services for mobile devices as well as personal computers. Not all of our efforts to expand our business have lived up to our expectations, and on two occasions in recent years we have disposed of businesses after operating them for several years. We launched Nuomi’s social commerce business in June 2010 but eventually sold it to Baidu in two stages in October 2013 and February 2014, and we acquired the user generated content online video sharing website 56.com in October 2011 but eventually sold it to Sohu.com in December 2014. We cannot assure you that future efforts to expand our business will be successful enough to justify the time, effort and resources that we devote to them.

We expect to continue to grow our user base and our business operations, including launching new services and mobile applications. Our expansion may expose us to new challenges and risks. To manage the further expansion of our business and the expected growth of our operations, we will need to continuously expand and enhance our infrastructure and technology and improve our operational and financial systems, procedures and controls. We may need to increase the number of our research and development, sales and other personnel and train, manage and motivate them. In addition, we will need to maintain and expand our relationships with advertisers, advertising agencies, third-party developers of online games and applications offered on our platform and other third parties. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations, that our new service lines or mobile applications will experience the synergies we expect, or that we will be able to successfully monetize the mobile versions of our services. Furthermore, expansions into new services may present operating and marketing challenges that are different from those that we currently encounter. If we fail to manage our expansions effectively, our business, results of operations and prospects may be materially and adversely affected.

Content posted or displayed on our websites may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking state secrets of the PRC. Failure to comply with these requirements may result in fines, the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and reputational harm. In April 2015, we were fined RMB50,000 (US$8,059) after certain user uploaded content was deemed to be obscene. The website operator may also be held liable for such censored information displayed on or linked to their website. For a detailed discussion, see “Item 4.B—Business Overview—Regulation—Regulations on Value-Added Telecommunications Services,” “Item 4.B—Business Overview—Regulation—Regulations on Internet Content Services” and “Item 4.B—Business Overview—Regulation—Regulations on Information Security.”

Through our SNS platform, we allow users to upload content on our platform, including via message boards, blogs, email, chat rooms, or image-sharing webpages, and also allow users to share, link to and otherwise access audio, video and other content from other websites. In addition, we allow users to download, share and otherwise access games and other applications on and through our platform, including through our online games business and Renren Open Platform program. After a user registers and before each upload, we require the user to click a box to confirm that the user has read and agreed to be bound by our copyright agreement. Pursuant to the copyright agreement, the user warrants that the content to be uploaded does not violate any laws or regulations or any third-party rights. If we discover that any uploaded content is inappropriate, we can delete or revise the content, or terminate the user account. In addition, we remove user uploads when we are notified or made aware, by copyright owners or from other sources, of copyright infringements or other illegal uploads. For a description of how content can be accessed on or through our SNS platform, and what measures we take to lessen the likelihood that we will be held liable for the nature of such content, see and “—Risks Related to Our Business and Industry—We have been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.”

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

As of December 31, 2014, our platform had accumulated a total of approximately 6.6 billion photos and 44.5 billion comments or reviews. Under our privacy policy, we will not provide any of our users’ personal information to any unrelated third party without our users’ prior consent. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information can be shared may adversely affect our ability to share certain data with advertisers, which may limit certain methods of targeted advertising. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower user traffic on our platform. A significant reduction in user traffic could lead to lower advertising revenues or lower IVAS revenues, which could have a material adverse effect on our business, financial condition and results of operations.

We could be liable for any breach of security relating to our payment platforms or the third-party online payment platforms we use, and concerns about the security of internet transactions could damage our reputation, deter current and potential users from using our platform and have other adverse consequences to our business.

Currently, we sell a substantial portion of our virtual currency and other paid services and applications to our users and game players through third-party online payment platforms using the internet or mobile networks. In all these online payment transactions, secured transmission of confidential information over public networks is essential to maintain consumer confidence. In addition, we expect that an increasing amount of our sales will be conducted over the internet as a result of the growing use of online payment systems. As a result, associated online fraud will likely increase as well. Our current security measures and those of the third parties with whom we transact business may not be adequate. We must be prepared to increase and enhance our security measures and efforts so that our users and game players have confidence in the reliability of the online payment systems that we use, which will impose additional costs and expenses and may still not guarantee complete safety. In addition, we do not have control over the security measures of our third-party online payment vendors. Although we have not in the past experienced material security breaches of the online payments that we use , such security breaches could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of the online payment systems that we use.

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

In addition, a significant portion of our revenues are generated from online games and applications developed by third parties, and if we are unable to obtain or renew licenses to such games or attract application developers to our platform, our revenues could decline.

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

Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry and may occur on our systems in the future. For example, in December 2011, through hacking a third-party CDN provider, a computer hacker was able to access the data of over six million internet users from a number of major internet websites in China, including our website. We responded to this incident by notifying our users of the incident and advising them to change their log-in details. Because the techniques used by hackers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to retain existing users and attract new users. Our business could be subject to significant disruption and our results of operations may be affected.

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

We have been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. For example, in November 2014, a digital entertainment copyright agency company filed a complaint with Apple’s Appstore claiming copyright infringement of their clients’ musical works by renren.com’s Renren Radio service. Pursuant to Apple’s dispute resolution policy, our Renren Mobile App was temporarily removed from Apple’s Appstore, and it was restored after our timely response to the claimant resolved the dispute.

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

We rely on a combination of monitoring and enforcement of trademark, patent, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and procedures, to protect our intellectual property rights. Despite our precautions, third parties may obtain and make unauthorized use of our intellectual property, which includes trademarks related to our brands, products and services, patent applications, registered domain names, copyrights in software and creative content, trade secrets and other intellectual property rights and licenses. Historically, the legal system and courts of the PRC have not protected intellectual property rights to the same extent as the legal system and courts of the United States, and companies operating in the PRC continue to face an increased risk of intellectual property infringement. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving in China and abroad, which may make it more difficult for us to protect our intellectual property and could have a material adverse effect on our business, financial condition and results of operations. For example, other companies have in the past copied the concepts, the look and feel and even material parts of the online games that we have developed. In such instances, we have filed and may in the future from time to time file lawsuits for copyright infringement.

The revenue models we adopt for our online games and other entertainment and services may not remain effective, which may materially and adversely affect our business, financial condition and results of operations.

We currently operate substantially all of our online games using the virtual item-based revenue model, whereby players can play games for free but have the option to purchase virtual in-game items such as in-game accessories and pets and items that improve the strength of their game character. We have generated, and expect to continue to generate, a substantial majority of our online games revenues using this revenue model. However, the virtual item-based revenue model requires us to develop or license online games that not only attract game players to spend more time playing but also encourage them to purchase virtual items. The sale of virtual items requires us to track game players’ tastes and preferences closely, especially as to in-game consumption patterns. If we fail to develop or offer virtual items which game players purchase, we may not be able to effectively convert our game player base into paying users. In addition, the virtual item-based revenue model may raise additional concerns with PRC regulators that have been implementing regulations designed to reduce the amount of time that the Chinese youth spend playing online games and limit the total amount of virtual currency issued by online game operators and the amount purchased by an individual game player. A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. Furthermore, we may change the revenue model for some of our online games if we believe the existing revenue models are not optimal. We cannot assure you that the revenue model that we have adopted for any of our online games will continue to be suitable for that game, or that we will not need to switch our revenue model in the future or introduce a new revenue model for that game. A change in revenue model could result in various adverse consequences, including disruptions of our game operations, criticism from game players who have invested time and money in a game and would be adversely affected by such a change, decreases in the number of our game players or decreases in the revenues we generate from our online games. Therefore, such changes in revenue models may materially and adversely affect our business, financial condition and results of operations. Further, there can be no assurance that the revenue models we have used in the PC-based versions of our services will be successful in their mobile counterparts, or that we will otherwise be able to design revenue models that successfully monetize our mobile user base.

The continuing and collaborative efforts of our senior management, key employees and highly skilled personnel are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continuous effort and services of our experienced senior management team, in particular Mr. Joseph Chen, our founder, chairman and chief executive officer, and Mr. James Jian Liu, our executive director and chief operating officer. If one or more of our executive officers or other key personnel are unable or unwilling to continue to provide us with their services, we may not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executive officers or key personnel, or attract and retain experienced executive officers or key personnel in the future. If any of our executive officers or key employees join a competitor or forms a competing company, we may lose advertiser customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between us and our executive officers or key employees, these agreements may not be enforceable in China, where these executive officers and key employees reside, in light of uncertainties relating to China’s laws and legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our performance and future success also depend on our ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in the SNS, online games and internet finance industries for qualified employees, including technical personnel capable of designing innovative services and products, is intense, and if competition in these industries further intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel or if we must incur significantly greater expenses to recruit, train and retain personnel, we may be unable to grow effectively or at all.

The performance of our investments, which include currency deposits, equity interests in companies that are not our subsidiaries and derivative financial instruments, could materially affect our financial condition and results of operations.

Historically, we have held large cash balances in currencies other than U.S. dollars, mainly Renminbi for our business operations and treasury purposes. Fluctuations in exchange rates and changes in the investment environment can affect market prices and the income from our deposits and other investments, and we could suffer substantial losses as a result of these deposits and other investments, which may materially affect our financial condition and results of operations. For a detailed discussion of our exposure to fluctuations in the value of the Renminbi against the U.S. dollar, see “—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” and for a discussion of our foreign exchange risk in general, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

We also hold marketable securities, including a variety of equity and debt investments in corporations that we do not control, as well as derivative financial instruments, including interest rate swaptions and interest rate swaps. If these investments perform poorly, we may suffer substantial losses, which could materially affect our financial condition and results of operations.

Furthermore, we recorded the values of our investments in equity interests in companies that are not our subsidiaries in our financial statements at carrying value, which reflect our historical cost for these investments and are not intended to reflect or otherwise estimate the fair market value of these investments. See “Item 5.A—Operating Results—Critical Accounting Policies—Long-term Investments.” The amount, if any, that we ultimately realize on any of these investments, and the timing of any such realization, is inherently uncertain and the amount realized with respect to any particular investment may be materially less than or materially more than the value of such investment currently presented on our financial statements. Numerous factors, many of which are beyond our control, could affect the amount and timing of any realizations we ultimately receive, including: factors specific to the companies in which we have invested; factors relating to the industries, markets and geographies in which the companies in which we have invested operate; international, national, regional and local economic conditions; the conditions in international or national financial and capital markets, including foreign exchange rates, and the ability of the companies in which we have invested to raise additional capital, conduct public offerings or develop ready markets for the buying and selling of their securities; and the ability of the companies in which we have invested to engage in mergers and acquisitions and other transactions that provide potential liquidity to shareholders. Although we believe the fair market value of these investments to have been equal to or greater than the carrying value as of the dates presented in our financial statements, we cannot assure you that the fair market value will not decline before we realize any of our investments. There can be no assurances as to the timing or amount of realizations, if any, on any of our investments, and the amount or timing of any such realizations, or the lack thereof, could be material to our financial condition.

We have granted, and may continue to grant, share options and restricted shares under our equity incentive plans, which may result in increased share-based compensation expenses.

We have adopted four equity incentive plans for Renren Inc. in 2006, 2008, 2009 and 2011 and one equity incentive plan for Link224 Inc. in 2013. The Link224 Inc. plan is specifically for employees in our Games segment. As of February 28, 2015, options to purchase a total of 113,615,141 ordinary shares of Renren Inc. and 3,683,272 ordinary shares of Link224 Inc. were outstanding. For the years ended December 31, 2012, 2013 and 2014, we recorded US$10.9 million, US$16.1 million and US$23.6 million, respectively, in share-based compensation expenses. As of December 31, 2014, we had US$52.1 million of unrecognized share-based compensation expenses relating to share options, which are expected to be recognized over a weighted average vesting period of 3.1 years, and US$7.0 million of unrecognized share-based compensation expenses relating to non-vested restricted shares, which are expected to be recognized over a weighted average vesting period of 3.44 years. We believe the granting of share options and restricted shares is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share options and restricted shares to key personnel and employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Other factors that may affect our financial results include, among others:

•	global economic conditions;

•	our ability to enhance user experience and maintain and increase user traffic;

•	the quality and the number of games we offer on our platform in a given quarter;

•	our ability to attract and retain advertisers or recognize online advertising revenues in a given quarter;

•	the growth of the social networking industry in China;

•	our ability to monetize the mobile versions of our applications and services;

•	our ability to develop internet finance services;

•	the growth of the internet finance industry in China;

•	competition in our industries in China;

•	changes in government policies or regulations, or their enforcement;

•	geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics; and

•	losses from or impairment of our equity method investments.

•	decreases in market value or impairment of our marketable securities.

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our online advertising services. We generally generate less revenue from online advertising during national holidays in China, in particular during the first quarter of each year due to the slowdown of business during the Chinese New Year holiday season that lasts approximately two weeks. To a lesser extent, we also typically generate less revenues from online advertising during the fourth quarter of each year. This seasonality in revenues is due to the fact that a large concentration of our advertising customers are in the consumer sector, with many of them purchasing more of our advertising services in the spring and summer seasons due to the fact that certain of their major products sell better during those seasons. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our advertisers. We expect that seasonal fluctuations and cyclicality will continue to cause our quarterly and annual operating results to fluctuate.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud maybe adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. During the process of preparing our consolidated financial statements for the year ended December 31, 2012, a significant deficiency was identified related to the preparation and disclosure of segment reporting information. We have taken actions to remediate it and we concluded that, as of December 31, 2013, this significant deficiency had been remediated.

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

As of March 31, 2015, our consolidated affiliated entities leased properties in China covering a total floor area of approximately 26,072 square meters, primarily for use as offices. All such properties are leased from independent third parties. In respect of approximately 1,108 square meters of these properties, the lessors either do not have or have failed to provide proper title documents. In the event of a dispute related to the legal title of any of these properties, our consolidated affiliated entities could be compelled to vacate the properties on short notice and relocate to different facilities. As a result, the operations of our consolidated affiliated entities could be disrupted or otherwise adversely affected.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of social networking services, online advertising services and online game services. Specifically, foreign ownership of internet service providers or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, the National Development and Reform Commission and the Ministry of Commerce in June 2005, foreign investors are prohibited from investing in or operating any internet cultural operating entities.

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

The second set of contractual arrangements is between our wholly owned PRC subsidiary, Renren Games Network Technology Development (Shanghai) Co., Ltd., or Renren Network, and its consolidated affiliated entity, Shanghai Renren Games Technology Development Co., Ltd., or Renren Games, and Renren Games’s shareholders. Renren Games is the operator of our online games website and holds the licenses and permits necessary to conduct our online game services in China. Our contractual arrangements with Qianxiang Tiancheng, Renren Games and their respective shareholders enable us to exercise effective control over Qianxiang Tiancheng, Renren Games and Qianxiang Tiancheng’s subsidiaries, and hence we treat Qianxiang Tiancheng, Renren Games and Qianxiang Tiancheng’s subsidiaries as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

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

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. If any of these penalties results in our inability to direct the activities of our consolidated affiliated entities and the subsidiaries that most significantly impact their economic performance, or results in our failure to receive the economic benefits from our consolidated affiliated entities and their subsidiaries, we may not be able to consolidate the consolidated affiliated entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In the fiscal years ended December 31, 2012, 2013 and 2014, our consolidated affiliated entities and their subsidiaries contributed in the aggregate 98.6%, 96.6% and 94.5%, respectively, of our consolidated net revenues.

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

The shareholders of our consolidated affiliated entities include Ms. Jing Yang and Mr. James Jian Liu, who are the shareholders of Qianxiang Tiancheng, and Mr. Chuan He and Mr. James Jian Liu, who are the shareholders of Renren Games. Ms. Yang is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer. Mr. Liu is our executive director and chief operating officer.

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

Substantial uncertainties exist with respect to the enactment timetable, final scope, interpretation and implementation of the draft PRC Foreign Investment Law published for public comments and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, final scope, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Counsel later, if the FIE is engaged in the industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the Ministry of Commerce, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 4.C—Information on the Company—Organizational Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. There are uncertainties as to whether the Foreign Investment Law, once it is enacted, will have retrospective effect on existing VIE structures such as ours, or whether it will grant real and full grandfathering and grace periods for such existing VIE structures.

It is likely that we would not be considered as ultimately controlled by Chinese parties, as our U.S. record shareholders hold over 50% of our total voting power. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the internet industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. The value-added telecommunication services, which we conduct through our VIEs, is subject to foreign investment restrictions set forth in the Catalogue for the Guidance of Foreign Investment Industries issued by the National Development and Reform Commission and the Ministry of Commerce in March, 2015, or the Catalogue. It is unclear whether the new “negative list” will be different from the Catalogue. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as Ministry of Commerce market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our wholly owned PRC subsidiaries, particularly Qianxiang Shiji and Renren Network, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our wholly owned PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC such as Qianxiang Shiji and Renren Network may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprises such as Qianxiang Shiji and Renren Network are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their registered capital. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our wholly owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “—Risks Related to Doing Business in China—Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using funds that we hold offshore to make loans to our PRC subsidiaries and consolidated affiliated entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and consolidated affiliated entities. We may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries.

Any loans by us to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, which are PRC domestic companies. Further, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in social networking services, online advertising, online games and related businesses.

In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular on November 19, 2010, known as Circular No. 59, which tightens the examination of the authenticity of settlement of net proceeds from our initial public offering and requires that the settlement of net proceeds shall be in accordance with the description in the prospectus included in our registration statement on Form F-1 (Registration No. 333-173548), which was filed with the SEC in connection with our initial public offering.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or consolidated affiliated entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use funds we hold offshore, including any funds that remain unused from our initial public offering, to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Changes in government policies or regulations may have material and adverse impact on our business, financial condition and results of operations.

Our real name social networking services and online games businesses are subject to strict government regulations in the PRC. Under the current PRC regulatory scheme, a number of regulatory agencies, including the MIIT, the Ministry of Culture, the State Administration for Press, Publication, Radio, Film and Television and the State Council Information Office jointly regulate all major aspects of the internet industry, including the SNS and online game industries. Operators must obtain various government approvals and licenses prior to the commencement of SNS and online game operations, including an internet content provider license, or ICP license, an online culture operating permit, a value-added telecommunication services license and an internet publishing license.

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

If the PRC government promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of SNS, online games and/or other services we plan to launch, to the extent we may not be able to obtain these licenses, our results of operations may be materially and adversely affected. In addition, the PRC government may promulgate regulations restricting the types and content of advertisements that may be transmitted online, which could have a direct adverse impact on our business.

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

The issuance and use of “virtual currency” in the PRC has been regulated since 2007 in response to the growth of the online games industry in China. The Interim Administration Measures of Online Games require companies that (i) issue online game virtual currency (including prepaid cards and/or pre-payment or prepaid card points), or (ii) offer online game virtual currency transaction services to apply for the Internet Culture Business Permit from provincial branches of the Ministry of Culture. The regulations prohibit companies that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any company that fails to submit the requisite application will be subject to sanctions, including but not limited to termination of operation, confiscation of incomes and fines. The regulations also prohibit online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery that involves cash or virtual currency directly paid by the players. In addition, companies that issue online game virtual currency must comply with certain specific requirements, for example, online games virtual currency can only be used for products and services related to the issuance company’s own online games. Although we believe that we do not engage in any of the above-mentioned prohibited activities, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours and deem such feature as prohibited by the Virtual Currency Notice, thereby subjecting us to penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could materially and adversely affect our business and results of operations.

We issue virtual currency to our users for them to purchase various virtual items or time units to be used in our online games and online social video platform. We have adjusted the content of our online games and online social video platform, but we cannot assure you that our adjustments will be sufficient to comply with relevant laws and regulations. Moreover, although we believe we do not offer online game and virtual stage virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. For example, certain virtual items we issue to users based on in-game milestones they achieve or time spent playing games are transferable and exchangeable for our virtual currency or the other virtual items we issue to users. If the PRC regulatory authorities deem such transfer or exchange to be a virtual currency transaction, then in addition to being deemed to be engaged in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited and we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business and results of operations.

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

The PRC government may decide to adopt more stringent policies to monitor the online games industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. In 2011, the Ministry of Culture, the MIIT and six other central government authorities jointly issued a circular entitled Implementation of Online Game Monitor System of the Guardians of Minors, or the Monitor System Circular. Under the Monitor System Circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians. In 2011, the GAPP, the MIIT, the Ministry of Education and five other governmental authorities issued the Notice on Initializing the Verification of Real-name Registration for Anti-Fatigue System on Internet Games to strengthen the implementation of the anti-fatigue system and real-name registration. The notice’s main focus is to prevent minors from using an adult ID to play internet games and, accordingly, it imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. The most severe punishment under the notice is to require termination of the operation of the online game if the operator is found to be in violation of the notice or of the Anti-Fatigue Notice or Monitor System Circular. These restrictions could limit our ability to increase our online games business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our online games business could be materially and adversely affected.

We might not be able to obtain an Audio/Video Program Transmission License and an Online Culture Operating Permit for Woxiu.

In December 2014, a subsidiary of Sohu.com Inc. acquired 100% of the equity interest of Guangzhou Qianjun Internet Technology Co., Ltd, or Qianjun Technology, a wholly-owned subsidiary of ours that possesses an Audio/Video Program Transmission License. We have started to apply for an Audio/Video Program Transmission License through Beijing Wole Shijie Information Technology Co., Ltd., a wholly-owned subsidiary of ours. As of the date of this annual report, the application has not been approved yet. If we fail to obtain an Audio/Video Program Transmission License, some audio/video content generated and shared by our users of renren.com and woxiu.com may not be allowed to be transmitted over the internet and our revenue and financial performance may be significantly impacted.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past few years, the PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. For example, China enacted an Anti-Monopoly Law in 2008. Because the Anti-Monopoly Law and related regulations have been in effect for only a few years, there have been very few court rulings or judicial or administrative interpretations on certain key concepts used in the law. As a result, there is uncertainty how the enforcement and interpretation of the new Anti-Monopoly Law may affect our business and operations.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

•	We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•	There are uncertainties relating to the regulation of the internet industry in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we have failed to obtain permits or licenses that applicable regulators may deem necessary for our operations or we may not be able to obtain or renew certain permits or licenses to maintain their validity. The major permits and licenses that could be involved include the ICP license, the online culture operating permit, the value-added telecommunication services operation permit and the internet publishing license.

•	New laws and regulations may be promulgated that will regulate internet activities, including social networking services, online games and online advertising businesses. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

In 2006, the MIIT, the predecessor of which is the Ministry of Information Industry, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, our PRC consolidated affiliated entities own the related domain names and trademarks and hold the ICP licenses necessary to conduct our operations for websites in China.

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

Substantially all of our revenues and costs are denominated in RMB. The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, Qianxiang Shiji and Renren Network are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective in 2006 and was amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in 2008 are triggered. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot assure you that the Ministry of Culture or other government agencies will not publish interpretations contrary to our understanding or broaden the scope of such security review in the future.

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

SAFE has promulgated several regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 37, issued in 2014, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Mr. Joseph Chen, our founder, chairman and chief executive officer, is not a PRC citizen, but resides in China and has established and maintains a major shareholding in our company. Based on our oral inquiry with the relevant local branch of SAFE, neither the requirements for registration under SAFE Circular 75 nor the requirements for registration under SAFE Circular 37 are applicable to Mr. Chen.

Mr. James Jian Liu, our executive director and chief operating officer, and a few other senior management personnel of our company, all of whom are PRC residents, became shareholders of our company as a result of the exercise of employee share options. Based on our inquiry with the relevant local branch of SAFE, any application to such local SAFE branch with respect to the registration of Mr. Liu and the other PRC resident shareholders’ holdings of shares in our offshore holding company under SAFE Circular 75 or SAFE Circular 37 and related rules will not be officially accepted or examined because they became shareholders of our offshore holding company as a result of their exercise of employee share options.

However, we cannot conclude that SAFE or its local branch responsible for our PRC subsidiary’s foreign exchange registrations will not later alter their position on and interpretation of the applicability of these foreign exchange regulations to Mr. Chen, Mr. Liu or the other PRC resident shareholders of our company. In the event that the registration procedures set forth in these foreign exchange regulations becomes applicable to Mr. Chen, Mr. Liu or any of the PRC resident shareholders of our company, we will urge these individuals to file necessary registrations and amendments as required under SAFE Circular 37 and related rules. However, we cannot assure you that all of these individuals can successfully file or update any applicable registration or obtain the necessary approval required by these foreign exchange regulations. We can provide no assurance that we will in the future continue to be informed of the identities of all PRC residents holding direct or indirect interests in our company. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

In 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee share ownership plans or share option plans of an overseas publicly listed company. In 2007, also SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rules.

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

As our company became listed on the New York Stock Exchange, or the NYSE, in May 2011, we and our PRC citizen employees who participate in an employee share ownership plan or a share option plan are subject to these regulations. If we or our PRC optionholders fail to comply with these regulations, we or our PRC optionholders may be subject to fines and other legal or administrative sanctions. See “Item 4.B—Business Overview—Regulation—Regulations on Employee Stock Options Plans.”

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation in 2009 with retroactive effect from January 1, 2008, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company without a reasonable commercial purpose then it may be subject to PRC withholding tax at a rate of up to 10% from gains derived from this indirect transfer.

Although the SAT issued the Notice on Several Issues on the Administration of Enterprise Income Tax of Non-PRC Resident Enterprises in 2011, or SAT Circular 24, to provide further clarification on how SAT Circular 698 and its relevant provisions should be implemented, there remain uncertainties as to how “reasonable commercial purpose” is defined or determined or whether transactions conducted as part of an internal restructuring may be immune to re-characterization. On February 3, 2015, the State Administration of Taxation issued SAT Notice on the Collection of Corporate Income Tax by Indirect Transfer of Assets by Non-Resident Companies, or SAT Circular 7, which attempts to clarify the meaning of “reasonable commercial purpose” and abolishes certain clauses of both Circular 698 and Circular 24. SAT Circular 7 also expands the concept of indirect transfer from equity interests to movable and immovable property in China and provides safe harbor rules for the public trading of shares in a listed company holding taxable China assets and for indirect transfers resulting from a corporate restructuring. Further, SAT Notice 7 replaces the compulsory reporting requirement set forth in SAT Circular 698 with a voluntary reporting regime. SAT Circular 7 provides that, where an indirect transfer occurs, both parties to the indirect transfer must submit the relevant documents to the competent tax authority for tax filing purposes, and enterprise income tax will be payable after the share transfer agreement comes into effect and the registration of the share transfers is completed. Indirect transfers occurring before SAT Circular 7 but for which tax matters have not been resolved will be governed by SAT Circular 7.

There are still uncertainties as to the interpretation and implementation of SAT Notice 7. The PRC tax authorities have discretions under SAT Circular 698 and SAT Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investments. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under Circular 698 and SAT Notice 7, our income tax expenses associated with such potential acquisitions will increase, which may adversely affect our financial condition and results of operations.

In 2013 we submitted a filing in respect of an internal transfer of our equity interest in our subsidiary, Nuomi (HK) Technology Development Co. Limited, and in 2014 we submitted another filing in respect of the sales of our equity interest in Nuomi Holdings Inc. to Baidu Holdings Limited. We have not received the final assessment for either filing and we cannot ascertain at this time if the potential tax liability we have booked for these transactions will be deemed sufficient.

Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The Enterprise Income Tax Law applies a uniform statutory income tax rate of 25% to enterprises in China. The Enterprise Income Tax Law and the implementation rules promulgated under it provide that “software enterprises” enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Renren Games has been qualified as a “software enterprise” by the Shanghai Municipal Commission of Science and Technology and, accordingly, was exempt from enterprise income tax rate in 2013 and 2014 and will enjoy a tax reduction of 50% from 2015 to 2017. Furthermore, certain enterprises may still benefit from a preferential tax rate of 15% under the Enterprise Income Tax Law if they qualify as a “High and New Technology Enterprise” subject to certain general factors described in the Enterprise Income Tax Law and the related regulations. Tianjin Joy Interactive Technology Development Co., Ltd. is entitled to a preferential tax rate of 15% due to its qualification as a “High and New Technology Enterprise” from October 21, 2014 to October 20, 2017.

There are uncertainties surrounding the interpretation and implementation of the Enterprise Income Tax Law and its implementation rules. We cannot assure you that the qualification of Renren Games as a “software enterprise” or Tianjin Joy Interactive Technology Development Co., Ltd. as a “High and New Technology Enterprise” by the relevant tax authority will not be challenged in the future by their supervising authorities and be repealed, or that there will not be future implementation rules that are inconsistent with current interpretation of the Enterprise Income Tax Law. If the tax benefits that Renren Games enjoys as a “software enterprise” are revoked prior to expiration of their term, and we are otherwise unable to qualify these companies for other income tax exemptions or reductions, our effective income tax rate will be adversely affected. In addition, we may have to pay additional taxes to make up any previously unpaid tax. As a result, our results of operations could be materially and adversely affected. Our global income and the dividends that we may receive from our PRC subsidiaries, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.

Under the Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, in 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. See “Item 5—Operating and Financial Review and Prospects—Taxation—PRC.” Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Pursuant to the Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct substantially all of our operations in China through contractual arrangements between our wholly owned PRC subsidiaries and our consolidated affiliated entities. As long as our offshore holding companies are considered non-PRC resident enterprises, dividends that they respectively receive from our PRC subsidiaries may be subject to withholding tax at a rate of 10%. See “Item 5—Operating and Financial Review and Prospects—Taxation—PRC.”

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Starting in 2011 the Chinese affiliates of the "big four" accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NYSE on May 4, 2011, the closing prices of our ADSs have ranged from US$2.39 to US$18.01 per ADS, and the last reported trading price on April 13, 2015 was US$2.7 per ADS.

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

We issued Class A ordinary shares represented by our ADSs in our initial public offering in May 2011. Mr. Joseph Chen, who is our founder, chairman and chief executive officer, and SB Pan Pacific Corporation are our only shareholders who hold Class B ordinary shares. Due to the disparate voting powers attached to the two classes of ordinary shares, Mr. Chen and SB Pan Pacific Corporation beneficially own approximately 48.0% and 43.0%, respectively, of the aggregate voting power of our company as of February 28, 2015 and have controlling power over matters requiring shareholder approval, subject to certain exceptions. As between Mr. Chen and SB Pan Pacific Corporation, the approvals of SB Pan Pacific Corporation are required for certain important matters relating to our company. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Voting Rights.” Consequently, these shareholders are able to significantly influence matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 28, 2015, not including options, we have 1,021,240,806 ordinary shares outstanding comprised of (i) 385,751,202 Class A ordinary shares represented by ADSs, which ADSs are freely transferable without restriction or additional registration under the Securities Act, (ii) 330,101,154 Class A ordinary shares not represented by ADSs, which are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, and (iii)  305,388,450 Class B ordinary shares which, following conversion to Class A ordinary shares by the holder of the Class B ordinary shares, are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Pursuant to our amended and restated memorandum and articles of association, we may convene a shareholders’ meeting upon seven calendar days’ notice. If we give timely notice to the depositary under the terms of the deposit agreement, which is 30 days’ notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the Class A ordinary shares underlying your ADSs, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the Class A ordinary shares underlying your ADSs are not voted as you requested. In addition, although you may directly exercise your right to vote by withdrawing the Class A ordinary shares underlying your ADSs, you may not receive sufficient advance notice of an upcoming shareholders’ meeting to withdraw the Class A ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter.

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

As of February 28, 2015, Mr. Joseph Chen, our founder, chairman and chief executive officer, beneficially owns approximately 15.6% of our outstanding Class A ordinary shares and approximately 55.8% of our outstanding Class B ordinary shares, representing in aggregate 48.0% of our total voting power, and SB Pan Pacific Corporation beneficially owns approximately 37.8% of our outstanding Class A ordinary shares and approximately 44.2% of our outstanding Class B ordinary shares, representing in aggregate 43.0% of our total voting power. As between Mr. Chen and SB Pan Pacific Corporation, the approvals of SB Pan Pacific Corporation are required for certain important matters relating to our company. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Voting Rights.” Consequently, these shareholders are able to significantly influence matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

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

We believe we were a PFIC for the taxable years ending December 31, 2012, December 31, 2013 and December 31, 2014. Our PFIC status for the current taxable year will not be determinable until after the close of the current taxable year. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because, as a public company, the value of our assets for this purpose is determined in part by reference to the market prices of our ADSs and outstanding ordinary shares, there can be no assurance that we will not be a PFIC for the current or any future taxable year.

If we are a PFIC for any taxable year in which you hold our ADSs or ordinary shares and you are a U.S. Holder (as defined in “Item 10.E—Additional Information—Taxation—United States Federal Income Tax Considerations—General”), you generally will become subject to increased U.S. federal income tax liabilities and special U.S. federal income tax reporting requirements, unless you make a timely “mark-to-market” election to mitigate some of the applicable consequences. For more information on the U.S. federal income tax consequences to you that would result from our classification as a PFIC, see “Item 10.E Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Our current holding company, Renren Inc., was incorporated in February 2006 in the Cayman Islands under our prior name, Oak Pacific Interactive. Through a corporate restructuring in March 2006, CIAC’s shareholders exchanged all of their outstanding ordinary and preferred shares of CIAC for ordinary and preferred shares of Oak Pacific Interactive on a pro rata basis. As a result, Oak Pacific Interactive acquired all of the equity interests in CIAC and CIAC became a wholly owned subsidiary of Oak Pacific Interactive. In December 2010, we changed our corporate name from Oak Pacific Interactive to Renren Inc.

On March 25, 2011, we implemented a ten-for-one share split. Except as otherwise indicated, all information in this annual report concerning share and per share data gives retroactive effect to the ten-for-one share split.

In May 2011, we completed our initial public offering, wherein we issued and sold 50,863,711 ADSs, and certain selling shareholders sold 10,201,289 ADSs, at an initial offering price of US$14.00 per ADS. On May 4, 2011, we listed our ADSs on the NYSE under the symbol “RENN.” In addition, concurrently with our initial public offering, we sold an aggregate of 23,571,426 Class A ordinary shares to certain unrelated third-party investors in a private placement, at a price of US$4.67 per Class A ordinary share.

In October 2011, we completed the acquisition of 100% of the equity interest in Wole Inc., a Cayman Islands limited liability company. Wole Inc. operated 56.com, a leading user generated content online video sharing website in China, through a set of contractual arrangements between Wole Inc.’s PRC subsidiary, Wole Technology, and Qianjun Technology. We agreed to sell Qianjun Technology, the operator of the 56.com business, to Sohu.com Inc. in October 2014, with the transaction being completed on December 1, 2014.

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

In October 2013, Baidu Holdings Limited, a subsidiary of Baidu, Inc., acquired approximately 59% of the equity interest of Nuomi Holdings Inc., or Nuomi, a wholly-owned subsidiary of ours and a leading provider of group-buying services in China. In January 2014, Baidu Holdings Limited entered into a share purchase agreement with us and Nuomi to acquire all of our remaining equity interest in Nuomi. This transaction was completed on February 28, 2014.

In October 2014, Tianjin Jinhu Culture Development Co., Ltd, a subsidiary of Sohu.com Inc., acquired 100% of the equity interest of Guangzhou Qianjun Internet Technology Co., Ltd, a wholly-owned subsidiary of ours and operator of the 56.com website. This transaction was completed on December 1, 2014.

Our principal executive offices are located at 1/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, the People’s Republic of China. Our telephone number at this address is +86 (10) 8448-1818. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 345-949-8066. We also have offices in 27 cities in China, including Shanghai, Guangzhou and Wuhan. Our agent for service of process in the United States in connection with the registration statement on Form F-1 for our initial public offering in May 2011 is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.	Business Overview

Overview

Renren operates a leading real name social networking internet platform in China. We enable users to connect and communicate with each other, share information and user generated content, play online games and enjoy a wide range of other features and services. Our primary services are:

•	Renren SNS, which includes our main social networking website and mobile services; and

•	Renren Games, our online games business, available at wan.renren.com and on major mobile game distribution platforms, such as Apple’s Appstore;

Beginning in late 2013, we have been reallocating our resources to new business areas. We disposed of Nuomi, our group-buy e-commerce business, in two stages in October 2013 and February 2014. We disposed of 56.com, our on-line video business, in December 2014. We have also shifted from developing games in-house to licensing games from third-party design studios, reducing the size of our gaming team in the process, although in-house developed games were still responsible for a significant majority of our Games segment revenues in 2014. We plan to continue to develop new services for our core social networking services, which remains the foundation of all our services, particularly services that appeal to our target audience of college students and young people in China. We launched a new service in the fourth quarter of 2014 to provide credit financing to college students in China, which we call Renren Fenqi.

Renren SNS

Renren, our main real name social networking website plus mobile service, is the foundation of our service offerings. Renren.com and Renren Mobile App enable users to communicate and stay connected with their friends, classmates, family members and co-workers. We began at university campuses, and we believe our users include a significant portion of current college students and recent college graduates in China. Our real name social networking community has diversified over the years to include white-collar professionals, university-bound high school students and other demographics. Since December 2013, partly due to increased competition for the white collar demographic and their migration to social messaging services, we have begun re-focusing on the younger demographic such as university students. We believe real name relationships, through which users share personal content and experiences, provide the basis for a deeper and more authentic sense of community, and hence create stronger and more enduring social graphs on the network. With approximately 88% of our traffic now coming from our mobile services, we have transformed from a PC-based social networking company to a mobile-oriented social networking services provider.

We are one of the largest SNS platforms in China. As of December 31, 2012, 2013 and 2014, the cumulative total of our activated users was approximately 178 million, 206 million and 223 million, respectively. From January 2014 through December 2014, we added an average of approximately 1.4 million new activated users per month. In December 2012, December 2013 and December 2014, the number of our monthly unique log-in users was approximately 56 million, 45 million and 46 million, respectively. From January 2014 through December 2014, our unique log-in users spent a monthly average of approximately 4 hours on our platform, compared to an average of 7.7 hours in 2013. The decrease in users’ average time spent on our platform is primarily due to intense competition in the mobile internet environment, where there are numerous mobile applications dedicated to meet the specific needs of different users that have affected their stickiness to our platform.

Our SNS platform is accessible from internet-enabled devices, including mobile devices and personal computers, so that users can access our platform anytime from anywhere they are connected to the internet. We offer versions of our sites and client applications that have been optimized for a range of mobile device operating systems, including for iOS, Android and Windows. Increasingly, our users are accessing and spending time on renren.com through mobile devices. For example, the mobile percentage of our monthly total user time spent on renren.com was 69.1%, 79.2% and 87.9% in December 2012, December 2013 and December 2014, respectively.

By providing content and applications that are attractive to Chinese internet users, we seek to strengthen our user base and increase user engagement and retention. With mobile devices becoming the preferred method for Chinese internet users to access social networking services and other internet services, we have focused our research and development resources on mobile services and applications. During 2014, we have continuously improved our Renren Mobile App’s communication features, such as adding a feature for sending both voice and text messaging between individuals or in groups. We also added various location-based services for our users to get connected and communicate with others on campus as part of our strategy of re-focusing on the younger user demographics. We have recently launched a mobile application, “YouPai,” for both professional photographers and general users to edit, share and comment on photographs with social networking features.

From time to time we develop and offer new services that we believe have synergies with our SNS platform and could leverage our SNS user base. For instance, we launched an internet finance initiative in October 2014 through which we provide installment financing plans to eligible college students to facilitate their purchases of various consumers goods such as smartphones, consumer electronics, cosmetics and fashion accessories on our marketplace and various selected e-commerce platforms in China. We call this Renren Fenqi. We believe that we have a competitive advantage with our extensive database of college students in China, which allows us to assess their credit profiles and repayment abilities. As the leading SNS on college campuses in China, we are able to reach out to our target users more effectively.

One of the primary approaches for us to monetize our user base is through online advertising services. We offer a broad range of advertising formats and solutions, such as social ads, display ads, top promoted news feeds, sponsored online events, campaigns and virtual items on both web and mobile platforms of renren.com, which are described in more detail below. For social ads, display ads, and top promoted news feed items, we have the capability to target and reach users meeting certain geographic and demographic criteria, such as educational background, life stage (for example, students or white collar workers), user interests and geographic location. We have developed mobile advertisement solutions which offer similar targeting capabilities, including location based recommendations.

•	Mobile advertising—Our mobile advertising products include top banner placements, location-based services, app promotions and promoted news feeds through our mobile applications. Advertisers may pay for different types of advertising formats while targeting their advertisements by user interests, time period, and demographic and geographic criteria. We began selling mobile advertising to our brand advertisers in the fourth quarter of 2013 and it accounted for approximately 15% of our total online advertising revenue for the year ended December 31, 2014.

•	Social ads—Our social ads come in a variety of formats, including user icon displays, and they support light flash-based interactions, including polls and coupons. Our social ads allow users to interact with the advertisement alone or together with friends using user-initiated call-to-action buttons such as “participate,” “like this ad,” “comment on this ad,” “share this ad” and “become a fan,” which can result in friend recommendations and other forms of social influence. Our social ads are designed to be non-intrusive and typically do not employ heavy flashing fields or pop-ups that cover large parts of the user’s screen. Advertisers pay for social ads based on the time period that the advertisement is displayed or the number of impressions delivered.

•	Display ads—Our display ads are delivered alongside a web page primarily as graphical advertisements. Display ads can be targeted to certain users or can be displayed on a page at a certain time to all users viewing the page. Advertisers can pay for display ads based on the time period that the advertisement is displayed, the number of ad impressions delivered or the number of clicks on their advertisement. An “ad impression” is delivered when an advertisement appears on a page and the page is viewed by a user.

•	Top promoted news feeds—Our promoted news feeds display news, events and promotions regarding an advertiser or its brand to users in various formats, including text and text plus graphic, which they can further share among their friends.

•	Sponsored online events, campaigns and virtual items—We enable advertisers to sponsor a particular area on our website for online events or campaigns, and to sponsor virtual items.

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

Our online advertising serves a broad base of advertisers, including leading international companies such as Yum and Coca-Cola, leading companies in China such as China Mobile and Snow Beer, and various small- and medium-sized enterprises. In 2012, 2013 and 2014, the number of our brand advertisers was 232, 189 and 139, respectively, and the average annual spending by our brand advertisers was approximately US$182,000, US$193,000 and US$179,000, respectively. Our advertisers operate in a variety of industries, including fast-moving consumer goods, information technology hardware, apparel and accessories, personal care products, automobile manufacturing and financial services. Our online advertising service team has direct contacts with our advertisers, the vast majority of whom purchase our online advertising services through third-party advertising agencies. As of December 31, 2014, we had 152 sales representatives and supporting personnel for online advertising services.

We also have an advertising division dedicated to servicing small and medium enterprise, or SME, advertisers. We utilize our renren.com platform to allow SME advertisers to select certain user information, such as city, gender, age, interest graph and university, for better targeting accuracy. SME advertising verticals typically consist of services relating to tutoring, wedding packages, personal electronics and on-line B2C services. In 2014, SME advertising represented approximately 6% of our total advertising revenue.

In addition to online advertising, we also monetize our user base through VIP memberships and virtual items on renren.com and woxiu.com. VIP memberships provide users with additional features and benefits such as larger size limits on photo albums and email inboxes. Virtual items, such as cartoon images, flashes, birthday cards and gift cards containing our virtual currency, can be sent by users to friends. Some virtual items are free and others need to be purchased. Woxiu, which means “a show of your own” in Chinese, is a social video platform for users to stream their performances live to viewers. With our social networking features, users can chat with the performer and other audience members and purchase virtual items from us such as flowers, jewelry or sports cars to show their support and appreciation for the performers.

Renren Games

We offer a portfolio of web-based, cross-platform and mobile games to our users through Renren Games. Web-based games are games that can be played directly from the user’s internet browser without downloading additional software. Cross-platform games are games that allow users to play the same game between PC and mobile devices seamlessly while also using the same account. Cross-platform games are optimized for both PC and mobile games so that user experience on both mediums remains high. Beginning in 2013, with smartphone and tablet penetration continuing to increase in China and globally, we began to allocate more resources to mobile games and new game genres such as card and board games, quiz games and advanced casual games on both iOS and Android systems.

The games we offer include games that we have developed internally and games that we have licensed from third parties. However, we have shifted from developing games in-house to licensing games from third-party design studios, reducing the size of our gaming team in the process, although during this transitional period our in-house developed games remain responsible for a significant majority of our Games segment revenues. Going forward, Renren Games will be primarily a game operator rather than a game developer, although we may invest in particularly promising game design studios on a relatively small scale.

We use a virtual item-based revenue model for our games, under which players can play games for free but are charged for optional purchases of virtual in-game items, such as items that improve the strength of game character, in-game accessories and pets. In most cases, users that wish to obtain such items immediately can do so by paying a fee.

Payment Methods and Systems

In October 2007, we launched “Renren Beans,” virtual currency that can be used to purchase any of our IVAS or other paid services and applications for users. Users can acquire our virtual currency either online or offline:

•	Online—Users can purchase the virtual currency directly on our Renren platform through third-party online payment systems using bank cards and mobile and SMS payments, among other methods. In cooperation with third-party payment service providers, such as Alipay, 99 Bills, Yeepay and Jcard, we provide a wide selection of payment services to users.

•	Offline—Users can purchase online prepaid cards redeemable for our virtual currency from retail points across China, which primarily consist of newsstands, convenience stores and internet cafés.

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

As of December 31, 2014, we had 152 sales representatives and supporting personnel for online advertising services. Our sales force for online advertising services is organized by industry and provides a broad range of services and solutions. In addition to building and maintaining customer relationships, our sales force assists advertisers in structuring advertising campaigns by analyzing the advertisers’ target audiences and marketing objectives.

Marketing and Brand Promotion

We believe brand recognition is important to our ability to attract users. We have engaged in both online and offline marketing activities to promote our Renren brand. To date, user recognition of our Renren brand has primarily grown virally, and we have built our Renren brand with modest marketing and brand promotion expenditures. During the fourth quarter of 2013 and early 2014, we launched a series of online and offline branding campaigns to solidify our brand among the young generation. Although we may have to expand on our promotions from time to time, especially when we launch new services or products, our marketing expenses for these promotions are relatively small when compared to those of our principal competitors.

To encourage such viral growth, we focus on continuously improving the quality of our services, as we believe satisfied users and their friends are more likely to recommend our services to others. We also work with other operators and platforms for cross-marketing and co-branding projects to further leverage our existing brand value.

We have a marketing team that initiates various marketing activities. For example, we market our services through media partnerships, co-branding campaigns with other brands, initiatives with hit movies and sponsorship of cultural events such as music festivals. In 2014, we organized a marketing think tank alliance “Young People Matter” with leading consumer brands, major advertising agencies and a variety of other organizations in China. We hosted a series of events for the alliance members to conduct direct conversations with college students, particularly the thought leaders and active users on renren.com. We believe that this alliance and its events further strengthened Renren’s reputation as an SNS platform for the young population in China and we expect to continue to actively participate in it.

Seasonality

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our online advertising services. We generally generate less revenue from online advertising during national holidays in China, in particular during the first quarter of each year due to the slowdown of business during the Chinese New Year holiday season that lasts approximately two weeks. To a lesser extent, we also typically generate less revenues from online advertising during the fourth quarter of each year. This seasonality in revenues is due to the fact that a large concentration of our advertising customers are in the consumer sector, with many of them purchasing more of our advertising services in the spring and summer seasons due to the fact that certain of their major products sell better during those seasons. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our advertisers. We expect that seasonal fluctuations and cyclicality will continue to cause our quarterly and annual operating results to fluctuate.

Competition

The internet industry in China is rapidly evolving and highly competitive. We face significant competition in almost every aspect of our business. In our social networking business, we compete with companies and services such as Tencent’s WeChat, QQ Mobile and Q-zone, SINA's Weibo, and Momo. In our online games business, we primarily compete with companies such as Tencent, Qihu360 and Kunlun.

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

We started our internet finance business in 2014 and we primarily compete with established banks and with lending companies in China such as Qufenqi.com and Fenqile.com in online consumer financing services. We expect the competition in the industry finance industry in China will continue to intensify as the industry develops in the near future.

Regulation

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Regulations on Value-Added Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations which draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” The Telecommunications Regulations were subsequently revised in 2014. Internet content provision services, or ICP services, is a subcategory of value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

In 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, which were subsequently revised in 2011. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC.

In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating License, or the Telecom License Measures. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

In 2000, the MIIT promulgated the Administrative Measures on Internet Electronic Messaging Services, which require the operator to obtain a special BBS Permit from the local bureau of the MIIT prior to engaging in BBS services. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. These measures were terminated by a notice issued by the State Council in September 2014. However, the competent authorities in Beijing still require companies to obtain approval for the operation of BBS services.

In 2004, the MIIT issued a notice stating that mobile network carriers can only provide mobile network access to those mobile internet service providers that have obtained licenses from the MIIT before conducting operations, and that such carriers must terminate mobile network access for those providers who have not secured the required licenses.

To comply with these laws and regulations, our information services operator, Qianxiang Tiancheng, holds a value-added telecommunications business operating license and an ICP license, and our ICP operators Qianxiang Wangjing, Qianxiang Changda, Wole Shijie, Tianjin Joy Interactive Technology Development Co., Ltd., or Joy Interactive, and Renren Games all hold ICP licenses. Jingwei Zhihui is in the process of applying for an ICP license. In addition, Qianxiang Wangjing possesses BBS Permits issued by the local bureau of the MIIT.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or its authorized local branches, and the relevant approval application process usually takes six to nine months.

In 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their value-added telecommunications business operating licenses.

To comply with these regulations, we operate our websites through our PRC domestic companies, i.e., Qianxiang Tiancheng, Qianxiang Wangjing, Qianxiang Changda, Wole Shijie, Joy Interactive and Renren Games, each holds relevant licenses and permits.

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

In February 2015, the China Internet Network Information Center promulgated the Administrative Provisions on Account Names of Internet Users, which became effective as of March 1, 2015. These provisions require all internet information service users to authenticate their real identity information for the registration of accounts and to comply with seven basic requirements, including observing the laws and regulations, upholding the socialist regime, protecting state interests and, among other requirements, ensuring the authenticity of any information they provide. Relevant internet information service providers are responsible for the protection of users’ privacy, the consistency of user information, such as account names, avatars, and the requirements contemplated in the provisions, making reports to the competent authorities regarding any violation of the provisions, and taking appropriate measures to stop any such violations, such as notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continue non-compliance.

To comply with these laws and regulations, we have adopted internal procedures to monitor content displayed on our websites, including a team of employees dedicated to screening and monitoring content uploaded on our websites and removing inappropriate or infringing content.

Regulations on Information Security

The Ministry of Public Security promulgated measures in 1997 that prohibit the use of the internet in ways which, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities. In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

In 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, which require all ICP operators to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The ICP operators must regularly update information security systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Our PRC companies which are ICP operators have completed the mandatory security filing procedures with the respective local public security authorities, regularly update their information security and content-filtering systems with newly issued content restrictions, and maintain records of users’ information as required by the relevant laws and regulations. They have also taken measures to delete or remove links to content that to their knowledge contains information violating PRC laws and regulations. Substantially all of the content published on our websites is manually screened by employees who are dedicated to screening and monitoring content published on our website and removing prohibited content. All of the other content, primarily consisting of comments posted by users, is first screened by our filtering systems and content containing prohibited words or images is manually screened by our employees. We believe that with these measures in place, no prohibited content under PRC information security laws and regulations should have been publicly disseminated through our website in the past. However, due to the significant amount of content published on our website by our users on a daily basis, if any prohibited content is publicly disseminated in the future and we become aware of it, we will report it to the relevant governmental authority. We believe these measures are generally in compliance with the relevant laws and regulations.

Regulations on Internet Privacy

In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The PRC law does not prohibit ICP operators from collecting and analyzing personal information from their users. However, the Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. Pursuant to Administrative Measures on Internet Electronic Messaging Services, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. In December 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective in March 2012. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulge, damage, tamper or loss of users’ personal information.

In December 2012, the Standing Committee of the National People’s Congress of the PRC issued the Decision on Strengthening the Protection of Online Information. Under this decision, ICP operators are required to take such technical and other measures necessary to safeguard information against inappropriate disclosure. To further implement this decision and relevant rules, MIIT issued the Regulation of Protection of Telecommunication and Internet User Information in 2013.

To comply with these laws and regulations, we require our users to accept a user term whereby they agree to provide certain personal information to us, and have established information security systems to protect users’ privacy and have filed them with the MIIT or its local branch as required.

Regulations on Online Game Operation

Online game operation is covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including the MIIT, the GAPP and the Ministry of Culture.

In 2011, the Ministry of Culture issued the Provisional Regulations for the Administration of Online Culture. This regulation applies to entities engaging in activities related to “online cultural products,” including music and video files, internet games, animation features and audiovisual products, performed plays and artwork converted for dissemination via the internet, and these commercial entities are required to apply to the relevant local branch of the Ministry of Culture for an Online Culture Operating Permit.

In 2009, the State Commission Office for Public Sector Reform issued the Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions Relating to Animation, Online Games and Comprehensive Law Enforcement in the Culture Market in the ‘Three Provisions’ jointly promulgated by the Ministry of Culture, the SARFT and the GAPP. According to this notice, the GAPP is responsible for the examination and approval of online games that will be uploaded on the internet, while after the uploading, such online games shall be regulated by the Ministry of Culture. The notice further clarifies that the GAPP is responsible for the examination and approval of game publications authorized by offshore copyright owners to be uploaded on the internet, while other imported online games shall be examined and approved by the Ministry of Culture.

The GAPP Notice also restates that foreign investors are not permitted to invest in online game operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through the establishment of other joint venture companies, or contractual or technical arrangements. To comply with these regulations, Qianxiang Wangjing, Renren Games and Joy Interactive each possess an Online Culture Operating Permit, and Qianxiang Changda holds an Internet Publishing License. Based on the advice of TransAsia Lawyers, our PRC legal counsel, the corporate structure of our consolidated affiliated entities and our subsidiary in China comply with all existing PRC laws and regulations.

Online Game Censorship

In 2009, the Ministry of Culture issued its Notice Regarding Improving and Strengthening the Administration of Online Game Content. This notice calls for online game operators to improve and innovate their game models. Emphasis is placed specifically on the following: (i) mitigating the pre-eminence of the “upgrade by monster fighting” model, (ii) imposing more severe restraints on the “player kill” model (i.e., where one player’s character attempts to kill another player’s character), (iii) restricting in-game marriages among game players, and (iv) improving the enforcement of the legal requirements for the registration of minors and games time-limits. This notice also requires online game operators to set up committees to carry out game content self-censorship. To comply with these requirements, we carry out game content self-censorship.

Anti-Fatigue System and the Real Name Registration System

In 2011, the Ministry of Culture, the MIIT and six other central government authorities jointly issued a circular entitled Implementation of Online Game Monitor System of the Guardians of Minors, or the Monitor System Circular. Under the Monitor System Circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians.

In 2011, the GAPP, the MIIT, the Ministry of Education and five other governmental authorities issued the Notice on Initializing the Verification of Real-name Registration for Anti-Fatigue System on Internet Games to strengthen the implementation of the anti-fatigue system and real-name registration. The notice’s main focus is to prevent minors from using an adult ID to play internet games and, accordingly, it imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. The most severe punishment under the notice is to require termination of the operation of the online game if the operator is found to be in violation of the notice or of the Anti-Fatigue Notice or Monitor System Circular.

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

Regulations on Virtual Currency and Virtual Items

The Interim Administration Measures of Online Games require companies that (i) issue online game virtual currency (including prepaid cards and/or pre-payment or prepaid card points), or (ii) offer online game virtual currency transaction services to apply for the Internet Culture Business Permit from provincial branches of the Ministry of Culture. The regulations prohibit companies that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any company that fails to submit the requisite application will be subject to sanctions, including but not limited to termination of operation, confiscation of incomes and fines. The regulations also prohibit online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery that involves cash or virtual currency directly paid by the players. In addition, companies that issue online game virtual currency must comply with certain specific requirements, for example, online games virtual currency can only be used for products and services related to the issuance company’s own online games.

When applying for an Online Culture Operating Permit or for permission to issue virtual currency, a virtual currency issuer must file detailed information about its currency with the Ministry of Culture, including form, extent of circulation, unit purchase price, and how the virtual currency will be refunded upon termination of services. Qianxiang Wangjing, Renren Games and Joy Interactive each possess an Online Culture Operating Permit with a business scope encompassing the “issuance of virtual currency,” therefore, they must also make certain filings with the Ministry of Culture prior to the issuance of virtual currency and conduct their respective businesses in compliance with PRC law.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the State Administration for Industry and Commerce. Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the State Administration for Industry and Commerce and the Ministry of Commerce in 2004, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have previously had direct advertising operations as its main business outside of China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly foreign-owned enterprise. In practice, the foreign investor is deemed compliant with the “main business” requirement if it derives more than 50% of its revenues from advertising business within the past two or three years, as applicable. We conduct our advertising business through consolidated affiliated entities in China, namely Qianxiang Tiancheng and Qianxiang Wangjing.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and the relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the case of serious violations, the State Administration for Industry and Commerce or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

In 2004, the State Food and Drug Administration promulgated the Administration Measures on Internet Drug Information Services, which require that internet operators providing drug information services obtain approval from the competent food and drug administration and that drug advertisements be examined and approved by the competent food and drug administration as well. Qianxiang Wangjing holds an Internet Drug Information Service Permit.

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

Wole Shijie which operates woxiu.com, a social video platform for users to stream performances live to viewers, is applying for an Audio/Video Program Transmission License.

Regulations on Online Music

In 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of Internet Music. This document, among other things, reiterates the requirement for an internet service provider to obtain an internet culture business permit to carry out any business relating to internet music products. In addition, foreign investors are prohibited from operating internet culture businesses.

In 2009, the Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only “internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music shall be reviewed by or filed with the Ministry of Culture. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring.

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

Regulations on Internet Mapping Services

Under the Surveying and Mapping Law adopted by the National People’s Congress, entities engaged in surveying and mapping services should obtain a surveying and mapping qualification certificate and comply with the state’s surveying and mapping criteria. According to the amended Administrative Rules of Surveying Qualification Certificate and the amended Standard for Surveying Qualification Certificate issued by the National Administration of Surveying, Mapping and Geoinformation in August 2014 and July 2014, respectively, and the Notice on Further Strengthening the Administration of Internet Map Services Qualifications, issued in 2011, the provision of internet mapping services by any non-surveying and mapping enterprise is subject to the approval of the National Administration of Surveying, Mapping and Geoinformation and requires a surveying and mapping qualification certificate. According to these rules, certain conditions and requirements, such as a minimum number of technical and map security verification personnel, security facilities, and approval from relevant provincial or national governments of the service provider’s security, qualification management and filing management systems, must be complied with by an enterprise applying for a Surveying and Mapping Qualification Certificate. The Internet Mapping Services License covers the following mapping services: (1) geographic location, (2) geographic information uploading and labeling, and (3) map database development. Qianxiang Wangjing holds a Surveying and Mapping Qualification Certificate for internet mapping.

Regulations on Peer to Peer Lending

Under PRC laws and regulations, enterprises engaging or mainly engaging in financial operations such as deposit services or the granting of loans without the approval of the People’s Bank of China shall be deemed illegal financial institutions and punished accordingly. Enterprises that provide loans but do not accept public deposits must obtain approvals from the competent authorities; specifically, enterprises providing consumption-oriented loans must obtain approval from the China Banking Regulatory Commission, while those providing small-sum loans must obtain the approval of other competent governmental authorities. Under PRC Contract Law, it is legal for individuals to borrow or lend money from other individuals, i.e. engage in peer to peer lending.

In September 2014, an official of the China Banking Regulatory Commission disclosed ten rules for peer-to-peer lending platforms, including a prohibition on capital pooling, a requirement to specify the intermediary nature of the platform and a requirement that the platform may not offer guarantees. In January 2015, the commission announced a major structural reform, under which the Puhui Finance Bureau, a newly established bureau of the commission, will be the governing authority for peer to peer lending. It remains to be seen when the China Banking Regulatory Commission or the Puhui Finance Bureau will issue any rules or regulations governing peer to peer lending.

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

Patent. The National People’s Congress adopted the Patent Law in 1984. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. We have obtained one patent granted by the State Intellectual Property Office.

Copyright. The National People’s Congress adopted the Copyright Law in 1990. The Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

Pursuant to the relevant PRC regulations, rules and interpretations, ICP operators will be jointly liable with the infringer if they (i) participate in, assist in or abet infringing activities committed by any other person through the internet, (ii) are or should be aware of the infringing activities committed by their website users through the internet, or (iii) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. The court will determine whether an internet service provider should have known of their internet users’ infringing activities based on how obvious the infringing activities are by taking into consideration a number of factors, including (i) the information management capabilities that the provider should have based on the possibility that the services provided by it may trigger infringing acts, (ii) the degree of obviousness of the infringing content, (iii) whether it has taken the initiative to select, edit, modify or recommend the contents involved, (iv) whether it has taken positive and reasonable measures against infringing acts, and (v) whether it has set up convenient programs to receive notices of infringement and made timely and reasonable responses to the notices. Where an internet service provider has directly obtained economic benefits from any contents made available by an internet user, it shall have a higher duty of care with respect to the internet user’s act of infringement of others’ copyrights. Advertisements placed for or other benefits particularly connected with specific contents may be deemed as direct economic benefits from such contents, but general advertising fees or service fees charged by an internet service provider for its internet services will not be included. In addition, where an ICP operator is clearly aware of the infringement of certain content against another’s copyright through the internet, or fails to take measures to remove relevant contents upon receipt of the copyright holder’s notice, and as a result, it damages the public interest, the ICP operator could be ordered to stop the tortious act and be subject to other administrative penalties such as confiscation of illegal income and fines. An ICP operator is also required to retain all infringement notices for a minimum of six months and to record the content, display time and IP addresses or the domain names related to the infringement for a minimum of 60 days.

An internet service provider may be exempted from liabilities for providing links to infringing or illegal content or providing other internet services which are used by its users to infringe others’ copyright, if it does not know and does not have constructive knowledge that such content is infringing upon other parties’ rights or is illegal. However, if the legitimate owner of the content notifies the internet service provider and requests removal of the links to the infringing content, the internet service provider would be deemed to have constructive knowledge upon receipt of such notification, but would be exempted from liabilities if it removes or disconnects the links to the infringing content at the request of the legitimate owner. At the request of the alleged infringer, the internet service provider should immediately restore links to content previously disconnected upon receipt of initial non-infringing evidence.

We have adopted measures to mitigate copyright infringement risks. For example, our policy is to remove links to web pages if we know these web pages contain materials that infringe third-party rights or if we are notified by the legitimate copyright holder of the infringement with proper evidence.

Software products. In 2000, the MIIT issued the Administrative Measures on Software Products, which provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the competent local authorities in charge of software industry administration and enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration. In 2012, the National Copyright Administration of the PRC issued the Computer Software Copyright Registration Procedures, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of, the above rules, we have registered 123 computer software copyrights.

Trademark. The PRC Trademark Law was adopted in 1982. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term often years for registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “ 人人 ”, and “ 经纬 ” are registered trademarks in China. We have also applied with the Trademark Office to register additional trademarks and logos, including  , “人人游戏”,“人人分期”,“社团人 ” and “朋友拍” .

Domain Names. In 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. In 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet to regulate the registration of domain names, such as the first tier domain name “.cn”. In 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution and its implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered domain names including renren.com, xiaonei.com, jingwei.com, chewen.com, 98un.com and jiexi.com. In December 2013, we entered into a Registry Agreement with ICANN, which grants us the right to use the generic top level domain name .ren.

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

In 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. Pursuant to SAFE Circular 142, RMB resulting from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and cannot be used for domestic equity investment, unless it is otherwise approved. Documents certifying the purposes of the settlement of foreign currency capital into RMB, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not be used to repay RMB loans if such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary fines or penalties. In July 2014, SAFE issued SAFE Circular 36, which launched a pilot reform for the use of registered capital converted from foreign currency in 16 pilot areas. According to SAFE Circular 36, a foreign-invested enterprise in the pilot areas is permitted to use RMB converted from its foreign currency registered capital to make equity investments in the PRC, subject to certain registrations and settlement procedures as set forth in the circular. As this circular is relatively new, uncertainties remain as to the interpretation and application of this circular and any other future foreign exchange related rules.

We believe that after the conversion of the net proceeds from our initial public offering in May 2011 into RMB pursuant to SAFE Circular 142, our use of RMB funds have been within the approved business scope of our PRC subsidiaries, and we expect that future uses will be as well. Such business scope includes “technical services” which we believe permits our PRC subsidiary to purchase or lease servers and other equipment and to provide operational support to our consolidated affiliated entities. However, we may not be able to use such RMB funds to make equity investments in the PRC through our PRC subsidiaries. There are no costs associated with applying for registration or approval of loans or capital contributions with or from relevant PRC governmental authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed time period, which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delays.

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

As of December 31, 2014, the registered capital of our wholly foreign-owned subsidiary Qianxiang Shiji was US$180 million. Qianxiang Shiji has not made any profits to date, and thus are not subject to the statutory reserve fund requirement. Qianxiang Shiji has not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2014, our PRC subsidiary Qianxiang Shiji had an accumulated deficit of approximately US$45.4 million in accordance with PRC accounting standards and regulations. The registered capital for Renren Network is US$20.0 million, with paid-in capital of US$10.0 million.

Regulations on Offshore Investment by PRC Residents

In July 2014, the SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular 75, promulgated by the SAFE in 2005.

SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We have made due inquiries with the competent local branch of SAFE regarding the applicability of the above foreign exchange registration requirements to our founder and our PRC resident shareholders.

Regulations on Employee Stock Options Plans

In 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly listed company. In 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice, which simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks.

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

Regulations on Concentration in Merger and Acquisition Transactions

In August 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule. The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in 2008 are triggered.

C.	Organizational Structure

The following diagram illustrates our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

(1)          Formerly named Renren-Jingwei Inc.

(2)          Both Qianxiang Tiancheng and Jingwei Zhihui are 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, our director and chief operating officer. Renren Games is 70% owned by Mr. Chuan He, our senior vice president for games, and 30% owned by Mr. James Jian Liu. We effectively control Qianxiang Tiancheng and Renren Games and Qianxiang Tiancheng’s subsidiaries through contractual arrangements. See “Item 4.C Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for more information.

Contractual Arrangements with Our Consolidated Affiliated Entities

Applicable PRC laws and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services. To comply with these foreign ownership restrictions, our wholly owned subsidiary Qianxiang Shiji has entered into a series of contractual arrangements with Qianxiang Tiancheng and its shareholders, our wholly owned subsidiary Renren Network has entered into a series of contractual arrangements with Renren Games and its shareholders, and our wholly owned subsidiary Jingwei Sinan has entered into a series of contractual arrangements with Jingwei Zhihui and its shareholders, which enable us to:

•	exercise effective control over Qianxiang Tiancheng, Renren Games, Jingwei Zhihui and Qianxiang Tiancheng’s subsidiaries through powers of attorney and a business operations agreement;

•	receive substantially all of the economic benefits of Qianxiang Tiancheng, Renren Games, Jingwei Zhihui and Qianxiang Tiancheng’s subsidiaries in the form of service and license fees in consideration for the technical services provided, and the intellectual property rights licensed, by Qianxiang Shiji, Renren Network and Jingwei Sinan respectively; and

•	have an exclusive option to purchase all of the equity interests in Qianxiang Tiancheng, Renren Games and Jingwei Zhihui when and to the extent permitted under PRC laws, regulations and legal procedures.

We have been, and are expected to continue to be, dependent on our contractual arrangements with Qianxiang Tiancheng, Renren Games, Jingwei Zhihui and their respective shareholders to operate substantially all of our business in China as long as PRC law does not allow us to directly operate such business in China. We rely on our consolidated affiliated entities, namely Qianxiang Tiancheng, Renren Games, Jingwei Zhihui and Qianxiang Tiancheng’s subsidiaries, to maintain or renew their respective qualifications, licenses or permits necessary for our business in China. We believe that under our contractual arrangements, we have substantial control over our consolidated affiliated entities and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements, or pursuant to certain amendments and changes of the current applicable PRC laws, regulations and rules on terms that would enable us to continue to operate our business in China legally. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Item 3.D—Key Information—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business.”

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

The business operations of Renren Network are within the approved business scope as set forth in its business license, which includes the development and transfer of internet technology and provision of internet technical consultation and services, as well as the design, production, publishing of advertisements and acting as advertisement agent for domestic and overseas clients. Renren Games is a limited liability company established in China. It holds an ICP license. Renren Games is 70% owned by Mr. Chuan He, our senior vice president for games, and 30% owned by Mr. James Jian Liu, our director and chief operating officer. Both Mr. He and Mr. Liu are PRC citizens.

The business operation of Jingwei Sinan is within the approved business scope as set forth in its business license, which includes research and development of computer software, communication software and system integration; sale of self-produced products; provision of after-sale technical consulting and services. Jingwei Zhihui is a limited liability companies established in China. Its approved business scope includes the provision of basic software and application software services, data processing, internet advertising and advertising agency services, business consulting services, project investments, financial management and financial consulting cervices. We have initiated the process of applying for an ICP license for it. Jingwei Zhihui is 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, our executive director and chief operating officer. Both Ms. Yang and Mr. Liu are PRC citizens.

In addition, we have entered into a series of contractual arrangements with another entity, Jiexi Haohe (Beijing) Technology Development Co., Ltd., and its shareholders similar to the arrangements mentioned above. Jiexi Haohe has not carried out any significant business activities to date.

The following is a summary of the currently effective contracts between our subsidiary Qianxiang Shiji, our consolidated affiliated entity Qianxiang Tiancheng, and the shareholders of Qianxiang Tiancheng; between our subsidiary Renren Network, our consolidated affiliated entity Renren Games, and the shareholders of Renren Games; and between our subsidiary Jingwei Sinan, our consolidated affiliated entity Jingwei Zhihui, and the shareholders of Jingwei Zhihui. These contracts provide us with the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities and enable us to receive substantially all the economic benefits from them.

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

Renren Network, Renren Games and its shareholders have entered into a business operations agreement. This business operations agreement contains substantially the same terms as the terms of the business operations agreement between Qianxiang Shiji, Qianxiang Tiancheng and its shareholders described above. The expiration date of the business operations agreement between Renren Network, Renren Games and its shareholders is November 29, 2022. The term of the agreement is ten years and will be extended automatically for another ten years unless Renren Network provides a written notice requesting not to extend the term three months prior to the expiration date.

Jingwei Sinan, Jingwei Zhihui and its shareholders have entered into a business operations agreement. This business operations agreement contains substantially the same terms as the terms of the business operations agreement between Qianxiang Shiji, Qianxiang Tiancheng and its shareholders described above. The expiration date of the business operations agreement between Jingwei Sinan, Jingwei Zhihui and its shareholders is May 21, 2024. The term of the agreement is ten years and will be extended automatically for another ten years unless Jingwei Sinan provides a written notice requesting not to extend the term three months prior to the expiration date.

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

Pursuant to a proxy agreement and power of attorney, the shareholders of Jingwei Zhihui each irrevocably appointed Jingwei Sinan as their attorney-in-fact to exercise on their behalf any and all rights that such shareholders have in respect of their equity interests in Jingwei Zhihui conferred by relevant laws and regulations and the articles of associate of Jingwei Zhihui. The proxy agreement and each of the power of attorney became effective on May 22, 2014. Each power of attorney will remain in effect from May 22, 2014 to May 21, 2024, unless and until the assignment of the loan under the loan agreement described below from Jingwei Sinan to each shareholder of Jingwei Zhihui. Neither of the shareholders of Jingwei Zhihui has the right to terminate the proxy agreement or revoke the power of attorney without the prior written consent of Jingwei Sinan.

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

Pursuant to spousal consent letters, the spouse of each of the shareholders of Renren Games has acknowledged that certain equity interests of Renren Games held by and registered in the name of his/her spouse will be disposed of pursuant to the loan agreement, equity option agreement and equity interest pledge agreement of which they are respectively a party, and they will not take any action to interfere with such arrangement, including claiming that such equity interests constitute property or communal property between his/her spouse and himself/herself.

Pursuant to spousal consent letters, the spouse of each of the shareholders of Jingwei Zhihui has acknowledged that certain equity interests of Jingwei Zhihui held by and registered in the name of his/her spouse will be disposed of pursuant to the loan agreement, equity option agreement and equity interest pledge agreement of which they are respectively a party, and they will not take any action to interfere with such arrangement, including claiming that such equity interests constitute property or communal property between his/her spouse and himself/herself.

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

Renren Network and each of the shareholders of Renren Games have entered into an equity option agreement. The terms of this agreement are substantially the same as the terms of the equity option agreement between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng.

Jingwei Sinan and each of the shareholders of Jingwei Zhihui have entered into an equity option agreement. The terms of this agreement are substantially the same as the terms of the equity option agreement between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng.

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

Jingwei Sinan and Jingwei Zhihui have entered into an exclusive technology support and technology services agreement. This exclusive technology support and technology services agreement contains substantially the same terms as the terms of the technology support and technology services agreement between Renren Network and Renren Games. The term of this agreement is ten years commencing from May 22, 2014, and Jingwei Sinan has the right in its sole discretion to extend the term of this agreement for additional ten-year terms by notifying Jingwei Zhihui at least three months prior to the end of each such ten-year term.

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

Renren Network and Renren Games have entered into an intellectual property right license agreement. This intellectual property right license agreement contains substantially the same terms as the intellectual property right license agreement between Qianxiang Shiji and Qianxiang Tiancheng. Under the intellectual property right license agreement between Renren Network and Renren Games, Renren Network has granted a non-exclusive and non-transferable license, without sublicense rights, to Renren Games to use certain intellectual property rights owned by Renren Network. The current term of the intellectual property right license agreement between Renren Network and Renren Games expires on November 29, 2017, and the term will be automatically extended for additional one year terms unless either party provides the other party with notice of its desire to terminate this agreement.

Jingwei Sinan and Jingwei Zhihui have entered into an intellectual property right license agreement. This intellectual property right license agreement contains substantially the same terms as the intellectual property right license agreement between Qianxiang Shiji and Qianxiang Tiancheng. The current term of the intellectual property right license agreement between Jingwei Sinan and Jingwei Zhihui expires on May 21, 2024, and the term will be automatically extended for additional ten year terms unless either party provides the other party with notice of its desire to terminate this agreement.

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

Renren Network has entered into an equity interest pledge agreement with each of the shareholders of Renren Games. The terms of these two agreements are substantially the same as the terms of the equity interest pledge agreements between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng.

Jingwei Sinan has entered into an equity interest pledge agreement with each of the shareholders of Jingwei Zhihui. The terms of these two agreements are substantially the same as the terms of the equity interest pledge agreements between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng.

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

Renren Network and each of the shareholders of Renren Games have entered into loan agreements. Under the loan agreements, Renren Network made interest-free loans in an aggregate amount of RMB10.0 million to the shareholders of Renren Games. The other terms of each of these loan agreements are substantially the same as the terms of the loan agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng.

Jingwei Sinan and each of the shareholders of Jingwei Zhihui have entered into loan agreements. Under the loan agreements, Jingwei Sinan made interest-free loans in an aggregate amount of RMB1.0 million to the shareholders of Jingwei Zhihui. The other terms of each of these loan agreements are substantially the same as the terms of the loan agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng.

D.	Property, Plants and Equipment

Our principal executive offices are located at 1/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China, where we lease approximately 13,788 square meters of office space as of March 31, 2015. We also lease an additional 12,284 square meters of office space in 27 cities throughout China, including Beijing, Shanghai, Guangzhou and Wuhan. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. Some of the lessors of our leased premises do not have valid title to such premises or proper authorization from the title owner to sublease such premises. For further details, see “Item 3.D—Risk Factors—Risks Related to Our Business and Industry—The leasehold interests of some of our consolidated affiliated entities might not be fully protected by the terms of the relevant lease agreements due to defects in or the landlord’s failure to provide certain title documents with respect to some of our leased properties.” Our leases typically have terms of one or two years, although there are a few leases which have terms of three to four years, including the lease of our principal executive offices. The majority of our leases are due to expire during 2015, and we plan to renew our leases before they expire.

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

Overview

In 2012, we had two operating and reportable segments, namely Renren and Nuomi. The Renren segment included our online advertising, online games and other IVAS businesses, such as our Woxiu business. Our Nuomi group-buy business was quite significant at that time and thus formed a separate segment.

During 2013, the following corporate changes occurred in our businesses and organizations:

•	the corporate restructuring of our online games business, which was originally under IVAS, now had its own management team and operating entities to meet its business needs; and

•	in October 2013, Baidu Holdings Limited, a subsidiary of Baidu, Inc., acquired approximately 59% of the equity interest of Nuomi Holdings Inc., or Nuomi, which operated our group-buy business.

As a result of the dilution of our equity interest in Nuomi, Nuomi’s financial results have been deconsolidated as of October 26, 2013 and classified under discontinued operations. Based on our analysis of the above corporate changes, we concluded that in 2013 and 2014 we have two reportable segments, namely Renren and Games. In addition, in 2014 we disposed of Qianjun Technology, the operator of 56.com within the Renren segment, and therefore we have classified the financial results from 56.com under discontinued operations as well. We retrospectively adjusted our segment information for all periods presented to reflect these changes in our segment reporting. These adjustments are also reflected in the following discussion of our segment operating results for comparison to prior year results.

We currently generate revenues from our Renren segment and Games segment. Our Renren segment had net revenues from both online advertising and internet value-added services, or IVAS. Our online advertising revenues are derived from a wide range of advertising formats and solutions. Our IVAS revenues include revenues from VIP memberships, virtual items and other paid applications on renren.com and woxiu.com. Our Games segment derives its net revenues from online games, with a substantial majority being generated from users’ purchases of in-game virtual items offered through Renren Games.

Our total net revenues decreased from US$154.8 million in 2012 to US$147.9 million in 2013 and decreased further to US$83.0 million in 2014. We had a loss from continuing operations of US$31.9 million and US$29.0 million in 2012 and 2013, respectively, and an income from continuing operations of US$33.4 million in 2014.

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

	Years ended December 31,
	2012		2013		2014
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Net revenues:
Renren segment:
Online advertising	$49,129	31.7%	$41,575	28.1%	$26,894	32.4%
IVAS	16,243	10.5	20,899	14.1	18,959	22.9
Renren segment total	65,372	42.2	62,474	42.2	45,853	55.3
Games segment	89,455	57.8	85,473	57.8	37,101	44.7
Total net revenues	$154,827	100.0%	$147,947	100.0%	$82,954	100.0%

Our Renren segment

Our Renren segment has net revenues from both online advertising and IVAS.

Online advertising. We offer a wide range of online advertising formats and solutions, including social ads, display ads, promoted news feed items, fan and brand pages, self-service advertising solutions targeted at small- and medium-sized enterprises, and other formats such as sponsored online events and branded virtual items. We have also started offering mobile advertising solutions through our Renren mobile app towards the end of 2013, which include banners, newsfeeds and sponsored stories. In 2012, 2013 and 2014, approximately 86.3%, 87.9% and 94.7%, respectively, of our online advertising revenues were derived from pay-for-time arrangements, whereby advertisers place their orders based on the period of time an advertisement is displayed in a specific format on a specific web page or through our mobile advertising formats. In addition to pay-for-time arrangements, advertisers can pay for our PC advertising solutions based on the number of ad impressions delivered or the number of clicks on their advertisement. An “ad impression” is delivered when an advertisement appears on a page and the page is viewed by a user.

Historically, advertisers looked at the size and demographics of our user base and the traffic on our SNS platform to gauge how effectively our SNS platform could be used to reach their target customers. The number of our activated users increased from approximately 178 million as of December 31, 2012 to approximately 206 million as of December 31, 2013 and to approximately 223 million as of December 31, 2014. However, we suffered a significant drop in monthly unique log-in users in 2013 and in average amount of time that unique log-in users spent on our platform in 2014. Our monthly unique log-in users decreased from approximately 56 million in December 2012 to approximately 45 million in December 2013 and then increased to approximately 46 million as of December 2014. The average amount of time that unique log-in users spent on our platform increased from approximately 7.6 hours in 2012 to approximately 7.7 hours in 2013 and then decreased to approximately 4.0 hours in 2014. These decreases in usage are primarily due to intense competition in the mobile internet environment, where there are numerous mobile applications dedicated to meet the specific needs of different users.

Meanwhile, the migration of our user traffic from PC to mobile made it more difficult for us to monetize our user traffic. The mobile percentage of our monthly total user time spent on renren.com grew from 69.1% in December 2012 to 79.2% in December 2013 and further to 87.9% in December 2014. To date, advertisers have spent considerably less money advertising on mobile devices as compared to advertising on personal computers, due to the limited screen size of mobile devices and the under-developed measurement and tracking services for mobile advertising, and we did not begin monetizing through advertising until towards the end of the 2013. As a consequence, the number of our brand advertisers has decreased in recent years, even as annual spending by our brand advertisers has remained relatively stable. The number of our brand advertisers was 232, 189 and 139 in 2012, 2013 and 2014, respectively, while annual spending by our brand advertisers was approximately US$182,000, US$193,000 and US$179,000 in 2012, 2013 and 2014, respectively.

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

IVAS. Our Renren segment’s IVAS revenues include VIP memberships, virtual items and other paid applications on renren.com and woxiu.com. Revenues generated from applications developed by third parties are subject to revenue-sharing agreements with the third-party developers.

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

The most significant factors that directly or indirectly affect our Renren segment’s IVAS revenues include the following:

•	our ability to maintain and improve revenue-sharing arrangements with third-party application developers; and

•	our ability to continue to offer new engaging VIP features on our Renren SNS platform and Woxiu that are attractive to users.

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

The most significant factors that directly or indirectly affect our Games segment’s revenues include the following:

•	our ability to continue to offer new revenue-generating online games that are attractive to users;

•	costs relating to licensing or acquiring and marketing new online games, including cross-platform games and mobile games;

•	our ability to maintain and improve revenue-sharing arrangements with third-party online game developers;

•	competition in China’s online games markets; and

•	government regulations or policies affecting online games businesses.

Cost of Revenues

The following table sets forth the principal components of our cost of revenues, both as absolute amounts and as percentages of our total net revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2012		2013		2014
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Cost of revenues:
Renren segment:
Bandwidth and co-location costs	$10,907	7.0%	$12,192	8.2%	$10,133	12.2%
Salaries and benefits	1,752	1.1	1,482	1.0	1,563	1.9
Direct advertisement costs	1,654	1.1	676	0.5	1,419	1.7
Commission costs	4,013	2.6	8,238	5.6	11,184	13.5
Other expenses	6,365	4.2	8,448	5.7	8,738	10.5
Sub-total	24,691	16.0	31,036	21.0	33,037	39.8

Games segment:
Bandwidth and co-location costs	$5,660	3.7	$3,843	2.6	$3,031	3.7
Salaries and benefits	10,280	6.6	10,521	7.1	5,744	6.9
Games related costs	5,064	3.3	6,477	4.4	3,291	4.0
Other expenses	4,099	2.6	2,403	1.6	2,869	3.4
Sub-total	25,103	16.2	23,244	15.7	14,935	18.0

Total cost of revenues	$49,794	32.2%	$54,280	36.7%	$47,972	57.8%

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

Direct advertisement costs. Direct advertisement costs include design, development and certain other costs incurred by third parties with whom we have contracted to provide certain services relating to our online advertising services. For example, if an advertiser places an advertisement on our renren.com website and we contract with a third party to provide technical assistance and design support for placing such advertisement, the fees paid to this third party are classified as direct advertisement costs.

Commission costs. Commission costs primarily consist of commissions that were paid to Woxiu performers. Such commissions were calculated as a percentage of the revenues we generate from the sales of virtual items that fans of the performers have purchased.

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

Operating Expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, general and administrative expenses, restructuring cost, impairment of intangible assets and impairment of goodwill. The following table sets forth our operating expenses for continuing operations, both as absolute amounts and as percentages of our total net revenues, for the periods indicated.

	Years ended December 31,
	2012		2013		2014
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Operating Expenses:
Selling and marketing	$47,926	31.0%	$62,198	42.0%	$38,340	46.2%
Research and development	71,558	46.2	77,956	52.7	50,675	61.1
General and administrative	33,577	21.7	49,275	33.4	51,429	61.9
Impairment of intangible assets	—	—	208	0.1	714	0.9
Impairment of goodwill	—	—	—	—	46,864	56.5
Restructuring cost	—	—	3,475	2.3	6,354	7.7
Total operating expenses	$153,061	98.9%	$193,112	130.5%	$194,376	234.3%

Our selling and marketing expenses, research and development expenses and general and administrative expenses include share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation” for more information.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, benefits and commissions for our sales and marketing personnel and advertising and promotion expenses. Compared with 2014, our selling and marketing expenses may increase in the near term if we plan to increase our promotion expenses for our Renren brand, online games and our internet finance services.

Research and development expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel. Our research and development expenses decreased substantially in 2014 due mainly to the headcount reduction for our game development teams when we shifted our focus to operating and distributing online games from third parties. Our research and development expenses may increase in the near term on an absolute basis as we intend to hire additional research and development personnel to develop new features for our various services and further improve our technology infrastructure.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel and fees and expenses for third-party professional services. Our general and administrative expenses may increase in the future on an absolute basis as our business grows.

Impairment of goodwill

As the declining performance of our Renren reporting unit indicated an impaired goodwill, we performed an interim impairment test in September 2014 and recorded an impairment of goodwill of the Renren reporting unit, which included 56.com, of US$46.9 million.

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

On January 1, 2012, the Ministry of Finance and the State Administration of Taxation introduced a pilot plan for the imposition of a value-added tax to replace the business tax. This pilot plan was first launched in Shanghai and subsequently was expanded to ten other provinces and municipalities, between August and December of 2012. As of December 31, 2014, certain of our subsidiaries and consolidated affiliated entities based in Beijing, Guangzhou and Shanghai have been required by local tax authority to pay value-added tax at a rate of 6.72% to 6.78% on certain service revenues which were previously subject to business tax.

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

On March 31, 2009, Qianxiang Wangjing, one of our consolidated affiliated entities, was qualified as a “software enterprise” by the Beijing Municipal Commission of Science and Technology. According to such qualification, Qianxiang Wangjing was eligible for certain preferential tax treatments, including a two-year exemption and three-year 50% reduction on its annual enterprise income tax starting from the first year when it generated profits, which was 2009. Qianxiang Wangjing did not qualify for renewal of such qualification and accordingly the preferential tax treatments ceased in 2013. This preferential tax treatment benefited us by reducing our income tax charge by US$1.4 million and nil in 2011 and 2012 respectively. From tax year 2013 onward, Qianxiang Wangjing is subject to income tax at the standard rate of 25%. Qianxiang Changda had been qualified as a “software enterprise” by the Shanghai Municipal Commission of Science and Technology and, accordingly, was exempt from enterprise income tax rate in 2011 and 2012. In 2013 Qianxiang Changda did not qualify for renewal of this qualification and accordingly will not continue to be entitled to the tax reduction of 50% for 2013, 2014 and 2015. This preferential tax treatment benefited us by reducing our income tax charge by US$2.8 million in 2011 and US$9.8 million in 2012. Renren Games has been qualified as a “software enterprise” by the Shanghai Municipal Commission of Science and Technology and, accordingly, was exempt from enterprise income tax rate in 2013, will be exempt in 2014 and will enjoy a tax reduction of 50% from 2015 to 2017. This preferential tax treatment benefited us by reducing our income tax charge by US$5.8 million in 2013 and US$2.1 million in 2014. Furthermore, certain enterprises may still benefit from a preferential tax rate of 15% under the Enterprise Income Tax Law if they qualify as a “High and New Technology Enterprise” subject to certain general factors described in the Enterprise Income Tax Law and the related regulations. Tianjin Joy Interactive Technology Development Co., Ltd. is entitled to a preferential tax rate of 15% due to its qualification as a “High and New Technology Enterprise” from October 21, 2014 to October 20, 2017.

Under the Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” located within the PRC is considered a PRC resident enterprise and therefore will be subject to a 25% PRC enterprise income tax on its global income. The implementation rules define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” In addition, SAT Circular 82 treats a Chinese-controlled enterprise established outside of China as a PRC resident enterprise with “de facto management bodies” located in the PRC for tax purposes where all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily production or business operations are located in the PRC; (ii) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s board members with voting rights or senior management habitually reside in the PRC. In addition, the State Administration of Taxation issued a bulletin effective September 1, 2011 to provide more guidance on the implementation of the above circular. The bulletin made clarification in the areas of resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises under the Enterprise Income Tax Law. If we were considered a PRC resident enterprise for tax purposes, we would be subject to the PRC enterprise income tax at the rate of 25% on our global income for the period after January 1, 2008. Given that Circular 82 was issued regarding overseas enterprises controlled by PRC enterprises (not those controlled by PRC individuals), it is not strictly applicable to us. As of December 31, 2014, we had not accrued reserves for PRC tax on such basis.

Discontinued Operations

In October 2013, Baidu Holdings Limited, a subsidiary of Baidu, Inc., acquired approximately 59% of the equity interest of Nuomi Holdings Inc., or Nuomi, a wholly-owned subsidiary of ours and a leading provider of group-buying services in China. In December 2014, Tianjin Jinhu Culture Development Co., Ltd, a subsidiary of Sohu.com Inc., acquired 100% of the equity interest of Qianjun Technology, a wholly-owned subsidiary of ours and operator of the 56.com website. As a result, our financial statements now reflect the deconsolidation of Nuomi’s, Qingting’s and Qianjun Technology’s operating results. Retrospective adjustments to the historical statement of operations have also been made to provide a consistent basis of comparison for the financial results. Specifically, Nuomi’s, Qingting’s and Qianjun Technology’s operational results have been excluded from our financial results from continuing operations and have been separately itemized under discontinued operations.

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

Revenue Recognition

Historically, we have generated revenues primarily through online games, online advertising, our online social video platform and social commerce. Our social commerce services have been discontinued after our deconsolidation of Nuomi. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

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

	Units of virtual currency		Amount in US$
Outstanding units/deferred revenues as of beginning of the period	—	A	—	B
Sales during the period	200	C	US$180(US$80+US$100)	D
Moving weighted average unit price for the period			US$0.9	E=(B+D)/(A+C)
Units used/revenues recognized in the period	150	F	US$135	G=E×F
Outstanding units/ deferred revenues as of ending of the period	50	H=A+C−F	US$45	I=B+D−G

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

In view of the declining performance of our Renren reporting unit and the reallocating of resources to new business areas, we performed an interim impairment test of goodwill on September 30, 2014 and wrote down its carrying amount to its fair value of $13.7 million and recognized an impairment loss of $46.9 million for the year ended December 31, 2014. We test goodwill for impairment at the reporting unit level, which is the same as reportable segment. Goodwill is only associated with our “Renren” reporting unit. The following table sets forth the estimated fair value, carrying value and goodwill as of September 30, 2014.

Renren
(in millions of US$ except for percentages)
Estimated fair value of total equity	(109.6)
Carrying value	(65.8)
Amount of goodwill allocated to the reporting unit	13.7

The fair value at this interim test was determined based on the discounted cash flow or DCF method of the income approach applying assumptions including terminal growth rate of 3%, discount rate of 19% and annual risk free rate of 4%.

Upon the disposal of Qianjun Technology, which is included in our Renren reporting unit, we disposed of a certain amount of goodwill that was determined based on the relative fair value of the disposed business and the remained portion in our Renren reporting unit. All the remaining carrying amount of goodwill of $13.7 million was allocated to the disposed business and then disposed of on December 1, 2014.

Please see “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry” for a discussion of risks and uncertainties that may adversely affect our growth. These risks and uncertainties, if materialized, could also have a negative effect on the estimated fair value.

Intangible assets with indefinite useful lives are not subject to amortization and are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. During the years ended December 31, 2012, 2013 and 2014, we recorded impairment losses of nil, nil and US$0.1 million, respectively, from continuing operations, and impairment losses of nil, nil and US$13.5 million, respectively, from discontinued operations, mainly related to domain names with indefinite life, since we performed an interim impairment test on intangible assets. The fair value of the intangible assets of 56.com were estimated based on the latest operating results and market conditions and such impairments were based on the fair value in impairment test. Upon the disposal of Qianjun Technology, we allocated intangible assets related to 56.com into our discontinued operations and accordingly, we have US$2,000 of intangible assets as of December 31, 2014.

Intangible assets with determinable useful lives are amortized on a straight-line basis.

We evaluate intangible assets with determinable useful life for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. During the year ended December 31, 2012, 2013 and 2014, we recognized impairment for intangible assets of nil, US$0.2 million and US$1.8 million for games licenses.

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

Share-based Compensation

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the applicable vesting period based on the straight-line method, with a corresponding impact reflected in additional paid-in capital. Share awards issued to non-employees, such as advisors, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

A change in any of the terms or conditions of share options shall be accounted for as a modification of the plan. Therefore, we calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, we would recognize incremental compensation cost in the period of the modification occurred and for unvested options, we would recognize, over the remaining applicable vesting period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

Fair value of underlying ordinary shares. The closing market price of our ADSs (adjusted for the ratio of ordinary shares per ADS) on the grant date was used.

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

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than the expected ultimate assessment. We recorded unrecognized tax benefits of nil, nil and nil during the year ended December 31, 2012, 2013 and 2014 respectively.

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

Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute residents under the Enterprise Income Tax Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operations. See “Item 3.D—Risk Factors—Risk Related to Doing Business in China—Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

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

Consolidation of Variable Interest Entity

PRC laws and regulations currently prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services. To comply with the PRC laws and regulations, we conduct substantially all of our business through our variable interest entities and their subsidiaries. We have, through three of our wholly owned subsidiaries in the PRC, entered into contractual arrangements with Qianxiang Tiancheng and Renren Games, such that these entities are considered as our variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights per the terms of the equity option agreements, which gives us the power to control the shareholder of these entities. More specifically, we believe that the terms of the exclusive equity option agreements are currently exercisable and legally enforceable under PRC laws and regulations. Therefore, we believe this gives us the power to direct the activities that most significantly impact the economic performance of these entities and their subsidiaries. We believe that our ability to exercise effective control, together with the service agreements and the equity interest pledge agreements, give us the rights to receive substantially all of the economic benefits from these entities and their subsidiaries in consideration for the services provided by our wholly owned subsidiaries in China. Accordingly, as the primary beneficiary of these entities and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

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

Short-term investments

The short-term investments comprise marketable securities which are classified as available-for-sale, held-to-maturity and derivative financial instruments that are regarded as assets. The available-for-sale investments are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income in equity. Short-term investments with contractual maturity dates less than one year are classified as held-to-maturity measured at amortized costs when we have the positive intent and ability to hold the securities to maturity. The derivative financial instruments that are treated as assets are measured at fair value. The changes in fair value of those derivative instruments are recognized as gain or loss if such derivative instruments are not qualified for hedge accounting.

We review the available-for-sale investments for other-than-temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating the potential impairment of the short-term investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and our intent and ability to hold the investment. We separate the amount of the other-than-temporary impairment into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in the consolidated statements of comprehensive income (loss) if we neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. We recognized nil, US$2.1 million and nil impairment losses on short-term investments for the years ended December 31, 2012, 2013 and 2014, respectively.

Long-term investments

•	Equity method investments. Investment in an entity where we can exercise significant influence, but not control, is accounted for using the equity method. Under the equity method, the investment is initially recorded at cost and adjusted for our share of undistributed earnings or losses of the investee. Investment losses are recognized until the investment is fully written down as we do not guarantee the investee’s obligations nor it is committed to provide additional funding. When our carrying value in an equity method affiliated company is reduced to zero, no further losses are recorded in our consolidated financial statements unless we guaranteed obligations of the affiliated company or have committed additional funding. When the affiliated company subsequently reports income, we will not record its share of such income until it exceeds the amount of its share of losses not previously recognized. We regularly evaluate the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We recognized nil, US$23.0 million and nil in impairment losses on equity method investments for the years ended December 31, 2012, 2013 and 2014, respectively.

•	Warrants and purchased call options. Warrants and purchased call options represent financial instruments purchased by us to acquire additional equity interest if the counterparties fulfilled certain conditions during certain period of time. The warrants and purchased call options are recorded at fair value at the acquisition date and carried at cost less impairment.

•	Cost method investments. For investments in an investee over which we do not have significant influence, we carry the investment at cost and recognize income as any dividends declared from distribution of investee’s earnings. We review the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

•	Held-to-maturity investment. Held-to-maturity investment includes debt securities that we purchased from Sofi Lending Corp., which will mature on July 3, 2032 and have a fixed annual interest rate of 4%. We have the positive intent and ability to hold the securities to maturity. Our held-to-maturity investment is classified as long-term investments on the consolidated balance sheets based on their contractual maturity dates and are stated at their amortized costs.

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

Accounting Pronouncements Newly Adopted

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

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. We consider the adoption of this guidance does not have a significant effect on our consolidated financial statements.

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

This pronouncement applies to all entities that have unrecognized tax benefits when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists at the reporting date. The amendments in this pronouncement are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We consider the adoption of this guidance does not have a significant effect on our consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In April, 2014, the FASB issued Accounting Standard Update 2014-08, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued-operations criteria. The new guidance eliminates the second and third criteria of discontinued operation in ASC 205-20-45-1 and instead requires discontinued-operations treatment for disposals of a component or group of components that represents a strategic shift that has or will have a major impact on an entity’s operations or financial results. The ASU also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale.

The ASU also requires entities to reclassify assets and liabilities of a discontinued operation for all comparative periods presented in the statement of financial position.

Regarding the statement of cash flows, an entity must disclose, in all periods presented, either (1) operating and investing cash flows or (2) depreciation and amortization, capital expenditures, and significant operating and investing noncash items related to the discontinued operation.

The ASU is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation-Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In August 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements. Further, an entity must provide certain disclosures if there is "substantial doubt about the entity's ability to continue as a going concern." The new standard is effective for fiscal years ending after December 15, 2016, and interim periods thereafter, with early adoption permitted.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. Our business has evolved rapidly in recent years. We believe that period-to-period comparisons of our results of operations should not be relied upon as indicative of future performance.

	Year ended December 31,
	2012	2013	2014
	(in thousands of US$)
Net revenues:
Renren segment:
Online advertising	$49,129	$41,575	$26,894
Other IVAS	16,243	20,899	18,959
Renren segment	65,372	62,474	45,853
Games segment	89,455	85,473	37,101
Total net revenues	154,827	147,947	82,954
Cost of revenues	49,794	54,280	47,972
Gross profit	105,033	93,667	34,982
Operating expenses:
Selling and marketing	47,926	62,198	38,340
Research and development	71,558	77,956	50,675
General and administrative	33,577	49,275	51,429
Impairment of intangible assets	—	208	714
Impairment of goodwill	—	—	46,864
Restructuring cost	—	3,475	6,354
Total operating expenses	153,061	193,112	194,376
Loss from operations	48,028	99,445	159,394
Other income	2,446	1,039	636

	Year ended December 31,
	2012	2013	2014
	(in thousands of US$)
Exchange gain (loss) on offshore bank accounts	(1,769)	1,476	(2,277)
Interest income	20,029	12,778	12,677
Realized gain on short-term investments	4,317	56,022	139,265
Impairment of short-term investments	—	(2,098)	—
Impairment of equity method investments	—	(23,025)	—

Loss before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(23,005)	(53,253)	(9,093)
Income tax benefit (expenses)	(1,384)	3,980	(6,517)
Loss before earnings (loss) in equity method investment, net of income taxes	(24,389)	(49,273)	(15,610)
Earnings (loss) in equity method investment, net of income taxes	(7,471)	20,317	49,015
Income (loss) from continuing operations	(31,860)	(28,956)	33,405
Discontinued operations:
Loss from the operations of the discontinued operations, net of income taxes	(43,193)	(40,068)	(30,809)
Gain on deconsolidation of the subsidiaries, net of income taxes	—	132,665	489
Gain on disposal of equity method investment, net of income taxes	—	—	56,993
Income (loss) on discontinued operations, net of income taxes	(43,193)	92,597	26,673
Net income (loss)	(75,053)	63,641	60,078
Net loss attributable to the noncontrolling interest	27	92	382
Net income (loss) from continuing operations attributable to Renren Inc.	(31,833)	(28,864)	33,787
Net income (loss) from discontinued operations attributable to Renren Inc.	(43,193)	92,597	26,673
Net income (loss) attributable to Renren Inc.	$(75,026)	$63,733	$60,460

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net revenues. Our net revenues decreased by 43.9% from US$147.9 million in 2013 to US$83.0 million in 2014. This decrease was due to a 56.6% decrease in the net revenues of our Games segment and a 26.6% decrease in the net revenues of our Renren segment.

•	Renren segment. Our Renren segment’s net revenues decreased by 26.6% from US$62.5 million in 2013 to US$45.9 million in 2014. The decrease in our Renren segment’s net revenues was primarily due to the decrease in its online advertising revenue, and to a lesser extent, the decrease in its IVAS revenue. Online advertising revenues decreased by 35.3% from US$41.6 million in 2013 to US$26.9 million in 2014. The continuing migration of our traffic from PC to mobile has caused the vast majority of our Renren users’ time on our SNS service to be spent on mobile, which we did not begin monetizing through advertising until towards the end of 2013. Further, Chinese advertisers have, to date, spent considerably less money advertising on mobile devices as compared to advertising on personal computers due to the limited screen size of mobile devices and the under-developed measurement and tracking services for mobile advertising. This shift of user traffic, coupled with intensifying competition, has had an adverse impact on our online advertising revenues. The number of our monthly unique log-in users increased slightly from 45 million in December 2013 to 46 million in December 2014 but the average amount of time that unique log-in users spent on our platform decreased from approximately 7.7 hours in 2013 to approximately 4.0 hours in 2014. The number of our brand advertisers decreased from 189 in 2013 to 139 in 2014, and the average annual spending by our brand advertisers decreased from approximately US$193,000 in 2013 to approximately US$179,000 in 2014. Our Renren segment’s IVAS revenues decreased by 9.3% from US$20.9 million in 2013 to US$19.0 million in 2014, primarily due to the decrease in VIP memberships and third-party application developer revenues on renren.com.

•	Games segment. Our Games segment revenues decreased by 56.6% from US$85.5 million in 2013 to US$37.1 million in 2014, due to a lack of new hit titles from third-party developers under our new business model to compensate for the decline in revenue from our previously launched older games as they matured. Including both in-house developed and third-party games, our active paying users on a quarterly average basis decreased from approximately 162,000 in 2013 to 76,000 in 2014. While we started to shift our focus to operating games instead of developing them as part of the restructuring of our game business that began in late 2013, in-house developed games were still responsible for a significant majority of our Games segment revenues in 2014. The number of in-house developed games we offered decreased from 17 as of December 31, 2013 to 11 as of December 31, 2014.

Cost of revenues. Our cost of revenues decreased by 11.6% from US$54.3 million in 2013 to US$48.0 million in 2014. This decrease was primarily due to a 35.7% decrease in the cost of revenues of our Games segment, offset by a 6.4% increase in the cost of revenues of our Renren segment.

•	Renren segment. Our Renren segment’s cost of revenues increased by 6.4% from US$31.0 million in 2013 to US$33.0 million in 2014. The increase was primarily due to an increase of US$2.9 million in commission costs for Woxiu, partly offset by a decrease of US$2.1 million in bandwidth and co-location costs.

•	Games segment. Our Games segment’s cost of revenues decreased by 35.7% from US$23.2 million in 2013 to US$14.9 million in 2014, primarily due to the decrease of US$4.8 million in salaries and other benefits for game operations personnel as we reduced the size of our gaming team, and decrease in games related cost by US$3.2 million.

Operating expenses. Our operating expenses increased by 0.7% from US$193.1 million in 2013 to US$194.4 million in 2014, primarily due to the one-time impairment charges of intangible assets and goodwill, largely offset by decreased selling and marketing expenses and research and development expenses.

•	Selling and marketing expenses. Our selling and marketing expenses decreased by 38.4% from US$62.2 million in 2013 to US$38.3 million in 2014. This decrease was primarily due to a decrease of US$15.5 million in advertising and promotional expenses for our games and a decrease of US$3.3 million in promotion expenses for our Renren brand.

•	Research and development expenses. Our research and development expenses decreased by 35.0% from US$78.0 million in 2013 to US$50.7 million in 2014. This decrease was primarily due to a 37.8% decrease in salaries and other benefits for research and development personnel, from US$61.6 million in 2013 to US$38.3 million in 2014, as well as to a decrease in the associated office facilities expenses from US$8.0 million in 2013 to US$5.7 million in 2014. During 2014 we continued to reduce the size of our online games development team as the focus for our online games business has shifted to game distribution and operations.

•	General and administrative expenses. Our general and administrative expenses increased by 4.4% from US$49.3 million in 2013 to US$51.4 million in 2014. This increase was primarily due to increased share-based compensation charges.

•	Impairment of intangible assets and goodwill were US$0.7 million and US$46.9 million respectively. The fair value of the goodwill of the Renren reporting unit, which included 56.com, was reviewed and estimated in September 2014 based on the operating results and market conditions at the time of the review, and we determined that such impairments were required.

•	Restructuring costs in 2014 were US$6.4 million, compared to US$3.5 million in 2013. These were costs incurred in connection with the gaming business restructuring.

Exchange (loss) gain on offshore bank accounts. We had an exchange loss of US$2.3 million on offshore RMB deposits in 2014, compared with an exchange gain of US$1.5 million on offshore bank deposits in 2013.

Interest income. Interest income was US$12.7 million in 2014, as compared to interest income of US$12.8 million in 2013. The interest income for both years was primarily interest on term deposits at commercial banks.

Realized gain on short-term investments. Realized gain on short-term investments was US$139.3 million in 2014, compared to US$56.0 million in 2013. These realized gain on short-term investments were mainly due to proceeds from sales of marketable securities.

Earnings in equity method investments. Earnings in equity method investments were US$49.0 million in 2014, compared to US$20.3 million in 2013. These earnings were mainly derived from earnings in Japan Macro Opportunities Offshore Partners, LP.

Gain on deconsolidation of the subsidiaries. We recognized a gain on deconsolidation of subsidiary of US$0.5 million from the deconsolidation of 56.com in 2014. In 2013 the gain on deconsolidation of the subsidiaries was US$132.7 million, due primarily to the one-time gain from the deconsolidation of Nuomi.

Gain on disposal of equity method investment, net of income taxes. Gain on disposal of equity method investment, net of income tax, was US$57.0 million, which represented the one-time gain from the disposal of our remaining equity interest in Nuomi.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net revenues. Our net revenues decreased by 4.4% from US$154.8 million in 2012 to US$147.9 million in 2013. This decrease was primarily due to a 4.5% decrease in the net revenues of our Games segment, and a 4.4% decrease in the net revenues of our Renren segment.

•	Renren segment. Our Renren segment’s net revenues decreased by 4.4% from US$65.4 million in 2012 to US$62.5 million in 2013. The decrease in our Renren segment’s net revenues was primarily due to the decrease in its online advertising revenues, largely offset by its increase in IVAS revenues. Online advertising revenues decreased by 15.4% from US$49.1 million in 2012 to US$41.6 million in 2013. The decrease was an overall result of the continuing shift of our traffic from PC to mobile, coupled with increasing competition. The majority of our Renren users’ time on our SNS service was spent on mobile, which we did not begin to monetize until late in 2013. User habits were also rapidly shifting from traditional social network services to more popular social messaging services. The number of our brand advertisers decreased from 232 in 2012 to 189 in 2013, due mainly to decreased traffic on personal computers, even though the average annual spending by our brand advertisers increased from approximately US$182,000 in 2012 to approximately US$193,000 in 2013. Our monthly unique log-in users decreased from 56 million in December 2012 to 45 million in December 2013 although the average amount of time that unique log-in users spent on our platform increased slightly from approximately 7.6 hours in 2012 to approximately 7.7 hours in 2013. Our Renren segment’s IVAS revenues increased by 28.7% from US$16.2 million in 2012 to US$20.9 million in 2013, primarily due to Woxiu services, which increased from US$7.2 million in 2012 to US$13.0 million in 2013, and to a lesser extent, our open platform for third-party application developer revenues on renren.com.

•	Games segment. Our Games segment revenues decreased by 4.5% from US$89.5 million in 2012 to US$85.5 million in 2013, due to a lack of new hit titles to compensate for the decline in revenue from our previously launched older games as they matured. The number of in-house developed games we offered increased from 15 as of December 31, 2012 to 17 as of December 31, 2013. Including both in-house developed and third-party games, we had approximately 162,000 active paying users on a quarterly average basis in 2013, compared to 219,000 active paying users on a quarterly average basis in 2012. The decrease in paying users was due to our older games maturing and hence attracting fewer paying users.

Cost of revenues. Our cost of revenues increased by 9.0% from US$49.8 million in 2012 to US$54.3 million in 2013. This increase was primarily due to a 25.7% increase in the cost of revenues of our Renren segment, offset by a 7.4% decrease in the cost of revenues of our Games segment.

•	Renren segment. Our Renren segment’s cost of revenues increased by 25.7% from US$24.7 million in 2012 to US$31.0 million in 2013. The increase was primarily due to an increase of US$4.2 million in commission costs for Woxiu.

•	Games segment. Our Games segment’s cost of revenues decreased by 7.4% from US$25.1 million in 2012 to US$23.2 million in 2013, primarily due to the decrease in bandwidth and co-location costs by US$1.8 million as we had fewer active players in 2013.

Operating expenses. Our operating expenses increased by 26.1% from US$153.1 million in 2012 to US$193.1 million in 2013, due to increases in our selling and marketing expenses, general and administrative expenses, and research and development expenses.

•	Selling and marketing expenses. Our selling and marketing expenses increased by 29.8% from US$47.9 million in 2012 to US$62.2 million in 2013. This increase was primarily due to an increase of US$6.9 million in advertising and promotional expenses for our games and an increase of US$3.4 million in promotional expenses for our Renren brand.

•	Research and development expenses. Our research and development expenses increased by 8.9% from US$71.6 million in 2012 to US$78.0 million in 2013. This increase was primarily due to a 9.1% increase in salaries and other benefits for research and development personnel, from US$56.5 million in 2012 to US$61.6 million in 2013. The increase in salaries and other benefits for these personnel was mainly due to our mobile related initiatives.

•	General and administrative expenses. Our general and administrative expenses increased by 46.7% from US$33.6 million in 2012 to US$49.3 million in 2013. This increase was primarily due to increased share-based compensation charges, expanded gaming operations and increased rent expenses. In particular, salaries and other benefits for our general and administrative personnel increased from US$18.3 million in 2012 to US$32.1 million in 2013, resulting primarily from increased share-based compensation charges as well as increased personnel expenses due to the expansion of our business.

Exchange (loss) gain on offshore bank accounts. We had an exchange gain of US$1.5 million on offshore RMB deposits in 2013, compared with an exchange loss of US$1.8 million on offshore bank deposits in 2012.

Interest income. Interest income was US$12.8 million in 2013, as compared to interest income of US$20.0 million in 2012. The interest income for both years was primarily interest on term deposits at commercial banks. The decrease in interest income was due to the cash balances decreased from 2012 to 2013 as well as a general decrease in interest yield for our offshore bank deposits.

Realized gain on short-term investments. We had a realized gain on short-term investments of US$56.0 million in 2013, as compared to US$4.3 million in 2012. The realized gain on short-term investments in 2013 was mainly due to proceeds from sales of marketable securities.

Impairment of short-term investments. We recognized an impairment of short-term investments of US$2.1 million in 2013, which represented the difference between the cost of certain corporate bonds we had purchased and their fair value as of December 31, 2013, by which time we no longer had the intention to hold them until their forecasted recovery.

Impairment of equity method investments. In 2013, we had impairment charges of US$19.0 million and US$4.0 million for our equity method investments in Mapbar Technology Ltd. and Gaoxue Network Technology (Shanghai) Co. Ltd., respectively. These impairment charges were due to their decrease in fair value because of intensified competition and worsening financial performance.

Gain on deconsolidation of the subsidiaries. Gain on deconsolidation of the subsidiaries was US$132.7 million in 2013, due primarily to the one-time gain from the deconsolidation of Nuomi.

Discussion of Segment Operations

We had two reportable segments as of December 31, 2014, our Renren segment and our Games segment. Our Renren segment offers social networking services and other internet value added services. Our Games segment offers online gaming services.

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	Year ended December 31, 2012
	Renren	Games	Total
Net revenues	$65,372	$89,455	$154,827
Cost of revenues	(24,691)	(25,103)	(49,794)
Operating expenses	(114,247)	(38,814)	(153,061)
Operating (loss) income	(73,566)	25,538	(48,028)
Net (loss) income from continuing operations	(57,575)	25,715	(31,860)
Net loss from discontinued operations	(43,193)	—	(43,193)
Net (loss) income	(100,768)	25,715	(75,053)
Total assets	$1,104,989	$72,953	$1,177,942

	Year ended December 31, 2013
	Renren	Games	Total
Net revenues	$62,474	$85,473	$147,947
Cost of revenues	(31,036)	(23,244)	(54,280)
Operating expenses	(124,163)	(68,949)	(193,112)
Operating loss	(92,725)	(6,720)	(99,445)
Net loss from continuing operations	(22,312)	(6,644)	(28,956)
Net income from discontinued operations	92,597	—	92,597
Net income (loss)	70,285	(6,644)	63,641
Total assets	$1,344,327	$41,359	$1,385,686

	Year ended December 31, 2014
	Renren	Games	Total
Net revenues	$45,853	$37,101	$82,954
Cost of revenues	(33,037)	(14,935)	(47,972)
Operating expenses	(163,512)	(30,864)	(194,376)
Operating (loss) income	(150,696)	(8,698)	(159,394)
Net income (loss) from continuing operations	39,965	(6,560)	33,405
Net income from discontinued operations	26,673	—	26,673
Net income (loss)	66,638	(6,560)	60,078
Total assets	$1,113,446	$35,707	$1,149,153

We have retrospectively adjusted our segment information for all periods presented to reflect the change in segment reporting and the discontinued operations of Qianjun Technology. These adjustments are reflected in the discussion of segment results for comparison to prior year results.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Prior to our initial public offering and concurrent private placement in May 2011, we financed our operations primarily through issuance and sale of preferred shares and warrants to investors in private placements and, to a much lesser extent, from cash generated from our operating activities. As of December 31, 2014, we had US$677 million in cash and cash equivalents and term deposits. We believe the remaining unused cash we received from our initial public offering and concurrent private placement in May 2011 will provide us with sufficient capital to meet our anticipated cash needs for the next 12 months. If we have additional liquidity needs in the future, we may obtain additional financing, including equity offering and debt financing in capital markets, to meet such needs. However, we cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Prior to our disposal of a majority of the equity interests in Nuomi and Qingting in October 2013, and the disposal of the 56.com business in December 2014, each of these entities experienced operating losses and net losses. To fund their daily operations, we provided intercompany interest-free loans to them. After elimination of intercompany interest-free loans, the net cash outflows pertaining to Nuomi and Qingting were approximately $13.0 million and $32.0 million for the years ended December 31, 2012 and 2013, respectively, and the net cash outflows pertaining to 56.com were approximately US$12.4 million, US$6.0 million and US$16.6 million for the years ended December 31, 2012, 2013 and 2014, respectively. After the deconsolidation, Nuomi, Qingting and 56.com were no longer a drain on our consolidated cash flow.

Although we consolidate the results of Qianxiang Wangjing, Qianxiang Changda and Renren Games, our access to cash balances or future earnings of these entities is only through our contractual arrangements with these entities and their respective shareholders and subsidiaries. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31
	2012	2013	2014
	(in thousands of US$)
Net cash provided by (used in) operating activities	$(11,087)	$(73,035)	$56,439
Net cash provided by (used in) investing activities	(12,742)	20,065	109,215
Net cash used in financing activities	(53,892)	(1,033)	(134,832)
Net increase (decrease) in cash and cash equivalents	(77,721)	(54,003)	30,822
Cash and cash equivalents at the beginning of the year	284,643	207,438	154,308
Effect of exchange rate changes	516	873	(2,105)
Cash and cash equivalents at the end of the year	$207,438	$154,308	$183,025

Operating Activities

Net cash used in operating activities consisted primarily of our net income or loss as adjusted by our gain on short-term and long-term investments, depreciation of servers and other equipment, share-based compensation and non-cash adjustments, such as exchange loss on offshore bank accounts as well as earnings (loss) in equity method investments, and further adjusted by changes in assets and liabilities, such as accounts receivable, accrued expenses and other liabilities and prepaid expenses and other current assets. The major factors affecting our operating cash flows is the timing of cash receipts from sales of our services, the cash settlement for our accounts payable and accrued expenses and the prepayment to merchants for our social commerce services, which have been discontinued in October 2013.

Net cash provided by operating activities amounted to US$56.4 million in 2014, compared to a net income of US$60.1 million. The principal items accounting for the difference between our net income and net cash provided by operating activities in 2014 were capital distribution received from Japan Macro Opportunities Offshore Partners, LP. of US$63.9 million, impairment of goodwill of US$46.9 million, share-based compensation expenses of US$21.6 million, depreciation and amortization of US$18.5 million and impairment of intangible assets of US$15.5 million, partially offset by gain on short-term investments of US$139.3 million, gain on disposal of equity method investment of US$57.0 million and net earnings in equity method investments of US$49.0 million, further adjusted by the decrease in amount due from related party of US$61.4 million primarily due to the repayment of receivables due from Nuomi.

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

Net cash provided by investing activities amounted to US$109.2 million in 2014, due mainly to proceeds from sales of short-term investments of US$496.4 million, capital distribution received from equity method investees of US$74.7 million, proceeds from disposal of equity method investment of $46.5 million, partially offset by cash paid for purchase of short-term investments of US$247.9 million and cash paid for purchase of long-term investments of US$244.7 million.

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

Financing Activities

Net cash used in financing activities was US$134.8 million in 2014, primarily attributable to US$76.4 million used to repurchase our ordinary shares and repaid a promissory note issued to Nuomi of US$60.9 million, partially offset by US$2.5 million in proceeds from the exercise of share options.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China principally through three sets of contractual arrangements, namely a set of contractual arrangements between our wholly owned PRC subsidiary, Qianxiang Shiji, its consolidated affiliated entity, Qianxiang Tiancheng, and its shareholders, and a set of contractual arrangements between our wholly owned PRC subsidiary, Renren Network, its consolidated affiliated entity, Renren Games, and its shareholders. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for a summary of these contractual arrangements. For each of the three years ended December 31, 2014, revenues from our consolidated affiliated entities constituted substantially all of our total consolidated net revenues.

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

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends primarily upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by each of our PRC subsidiaries to us depends solely on the service and license fees paid to each of our PRC subsidiaries by the consolidated affiliated entity with which it has contractual arrangements.

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

After Qianxiang Wangjing and Qianxiang Changda make appropriations for their respective statutory reserves and retain any profits, each of their remaining net profits are distributable to their sole shareholder, Qianxiang Tiancheng, in the form of an RMB dividend. Pursuant to the contractual arrangements between Qianxiang Tiancheng and Qianxiang Shiji, Qianxiang Tiancheng’s earnings and cash (including dividends received from its subsidiaries) are used to pay service and license fees in RMB to Qianxiang Shiji, in the manner and amount set forth in these agreements. There are similar contractual arrangements between Renren Network and Renren Games. After paying the withholding taxes applicable to Qianxiang Shiji’s and Renren Network’s respective revenues and earnings, making appropriations for their respective statutory reserve requirements and retaining any profits from accumulated profits, the remaining net profits of Qianxiang Shiji and Renren Network would be available for distribution to us through the respective offshore holding companies through which we respectively own Qianxiang Shiji and Renren Network, although we have not, and do not have, any present plan to make such distributions. As of December 31, 2014, the net assets of Qianxiang Shiji, Renren Network and our consolidated affiliated entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate US$6.7 million, and the net assets of Qianxiang Shiji, Renren Network and our consolidated affiliated entities which were unrestricted and thus available for distribution was in aggregate US$1.1 billion. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations” for more information.

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

Capital Expenditures

We made capital expenditures of US$40.7 million, US$30.4 million and US$9.6 million in 2012, 2013 and 2014, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business, and purchase of real estate. In 2012, we purchased an office building in Shanghai for RMB201.1 million (US$32.1 million). RMB100.5 million of the purchase price was paid in 2012 and the other RMB100.6 million (US$16.3 million) was paid in 2013. In 2014, our capital expenditures included purchases of computer servers and equipment of US$8.0 million and purchases of license rights of online games of US$1.6 million. We expect to incur capital expenditures of up to approximately US$15.0 million in 2015, which will be primarily used to purchase additional servers and computers, improve our office leaseholds, and expand our network infrastructure to support the growth of our business.

C.	Research and Development, Patents, and Licenses, etc.

Research and Development

Our research and development efforts focus on developing and improving the scalability, features and functions of each of our websites, services and applications, especially mobile applications. We have a large team of engineers and developers, which accounted for 41% of our employees as of December 31, 2014. Most of our engineers and developers are based at our headquarters in Beijing.

As of December 31, 2014, substantially all of our research and development personnel focused on the improvement and enhancement of our Renren SNS services for both mobile devices and personal computers, including communication-related features, user-generated content services, advertising and targeting solutions, as well as ensuring we are fully compatible with the latest mobile operating systems such as iOS, Android and Windows. Further, we continue to develop new products and services to meet with our needs of our user base, for example our internet finance initiative and other stand-alone mobile applications.

Our research and development expenses primarily include salaries and benefits for our research and development personnel and depreciation of related PC and servers. We incurred US$71.6 million, US$78.0 million and US$50.7 million of research and development expenses in 2012, 2013 and 2014, respectively.

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

“ 人人 ”, and “ 经纬 ” are registered trademarks in China. We have also applied with the Trademark Office to register additional trademarks and logos, including “ ”, “人人游戏”, “人人分期”, “社团人” and “朋友拍”. We have applied for patents relating to our technologies, among which we have been granted a patent for systems and methods for accelerating content downloads. We have registered the top level domain name .ren and domain names including renren.com, xiaonei.com, jingwei.com and chewen.com. In addition, we maintain 123 software copyright registrations, including those in connection with our games. We own the copyrights to the games we have developed. Our employees sign confidentiality and non-compete agreements when hired.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. From time to time we enter into derivative contracts, including derivatives that are solely for our own treasury investment purposes and not related to our business operating activities. As of the date of this annual report, we have a total of seven swaption contracts on Japanese yen interest rates outstanding with expiration dates ranging from the second quarter of 2015 to the second quarter of 2016, for which we paid a total of US$14.5 million in premiums. Upon the maturity date of a swaption contract, if the prevailing rate for Japanese yen interest rate swaps is higher than the strike rate of the contract, then we will have the right to enter into an underlying swap and immediately receive an amount with reference to the discounted cash flows of the underlying swap as settlement of the contract; otherwise, the contract will expire unexercised and we will lose the premium paid for the contract. We have also entered into a swap contract on Japanese yen interest rates, for which we pay fixed rate of 0.2025% and receive floating rate of 6 months Japanese Yen Libor for a notional of 72 billion Japanese Yen from March 27, 2015 to March 26, 2016. This swap contract on Japanese yen interest rates is not reasonably likely to have a material effect on investors in our ordinary shares or ADSs. Besides the swaption and swap contracts, we also have a total of seven call option contracts on a Hong Kong listed stock. These call option contracts are of expiration dates in May and October 2015. Upon the maturity of date of a call option contract, if the prevailing price of the stock is higher than the strike price of the contract, we will receive an amount with reference to the difference between the prevailing market price and strike price of the underlying stock as settlement of the contract; otherwise, the contract will expire unexercised and we will lose the premium paid for the contract. We mark our derivatives positions to market each quarter and gains and losses are reflected in our results of operations. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of US$)
Operating lease obligations (1)	$21,479	$14,526	$6,953	$—	$—
Unconditional investment obligations (2)	4,156	4,156	—	—	—
TOTAL	$25,635	$18,682	$6,953	$—	$—

(1)	We lease facilities and offices under non-cancelable operating lease agreements. In addition, we pay telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers under non-cancelable agreements, which are treated as operating leases.

(2)	In 2014, we entered into an agreement promising to purchase equity interest issued by a certain investee in 2015.

G.	Safe Harbor

 See “Forward-Looking Statements” on page 1 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Joseph Chen	45	Chairman, Chief Executive Officer
James Jian Liu	42	Director, Chief Operating Officer
Katsumasa Niki	47	Director
Hui Huang	42	Director
David K. Chao	48	Independent Director
Matthew Nimetz	75	Independent Director
Chuanfu Wang	49	Independent Director
Ashley Kwok Wai Law	42	Acting Chief Financial Officer
Lillian Liu	50	Senior Vice President for HR
Miao Cao	36	Chief Marketing Officer
He Li	32	Vice President for Renren SNS

Joseph Chen is the founder of our company. Mr. Chen has served as the chairman of our board of directors and chief executive officer of our company since our inception. Mr. Chen is a pioneer of China’s internet industry. Before founding our company, Mr. Chen was the co-founder, chairman and chief executive officer of ChinaRen.com, a first-generation SNS in China and one of China’s most visited websites in 1999. He served as senior vice president for Sohu.com after ChinaRen.com was acquired by Sohu.com in 2000. Mr. Chen holds a bachelor’s degree in physics from the University of Delaware, a master’s degree in engineering from the Massachusetts Institute of Technology, and a M.B.A. degree from Stanford University.

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

Katsumasa Niki has served as a director of our company since January 2011. Mr. Niki serves as corporate officer, corporate strategy and development department of SoftBank Corp. where he is in charge of investment activities, and as director of several subsidiaries of SoftBank Corp. Mr. Niki is a director of SB Pan Pacific Corporation, a wholly owned subsidiary of SoftBank Corp. and one of our major shareholders. Mr. Niki holds a bachelor’s degree in economics from Kobe University and an M.B.A. degree in finance from Chuo Graduate School of Accounting. Mr. Niki was nominated to be our director by SB Pan Pacific Corporation, and as long as SB Pan Pacific Corporation and its affiliates continue to collectively hold over 50% of the number of our shares held by them as of May 9, 2011, they have the right to appoint one director to serve on our board of directors.

Hui Huang has served as our director since January 2015. Ms. Huang served as the chief financial officer of our company from March 2010 to December 2014. From 2007 to February 2010, Ms. Huang was the chief financial officer and director of Cathay Industrial Biotech Ltd. From 2003 to 2007, she was an executive director and Shanghai chief representative of Johnson Electric Capital Limited. From 2000 to 2003, she was an associate of Goldman Sachs (Asia) L.L.C. in its principal investment area and executive office. From 1994 to 1998, she was an associate with the Boston Consulting Group. Ms. Huang received a bachelor’s degree in industrial foreign trade from Shanghai Jiaotong University in 1994, and received a M.B.A. degree from the Wharton School of the University of Pennsylvania in 2000.

David K. Chao has served as a director of our company since March 2006. Mr. Chao is a co-founder and general partner of DCM Ventures, an early stage technology venture capital firm that manages over US$2.5 billion of fund assets. Prior to joining DCM Ventures, Mr. Chao was a co-founder of Japan Communications, Inc., a public company that provides mobile data and voice communications services in Japan. He also worked as a management consultant at McKinsey & Company in San Francisco. Prior to that, Mr. Chao worked in marketing and product management at Apple Computer and was an account executive for Recruit Co., Ltd. Mr. Chao currently serves on the boards of directors of 51job, Inc. and numerous DCM Ventures' portfolio companies. He is a management board director of the Stanford Graduate School of Business Board of Trustees, and also serves on the advisory board of Legend Capital and is a trustee at the Thacher School. Mr. Chao received a bachelor’s degree in economics and East Asian studies with high honors from Brown University and a M.B.A. degree from Stanford University.

Matthew Nimetz has served as a director of our company since December 2008. Mr. Nimetz currently serves as an advisory director of General Atlantic LLC, a leading global growth equity firm. He also serves as a director of TriPlus Services, Inc. and a number of not-for-profit entities. He formerly served as the chief operating officer of General Atlantic Service Company, LLC from January 2000 to December 2011 and as a managing director of General Atlantic LLC and its affiliates and predecessors from January 2000 through December 2011. Prior to joining General Atlantic in 2000, Mr. Nimetz was a partner (and former chair) of the law firm of Paul, Weiss, Rifkind, Wharton & Garrison in New York City, where he concentrated on corporate and international law from December 1980 through January 2000. He previously practiced law as a partner at Simpson Thacher & Bartlett between 1969 and 1977. Mr. Nimetz served as Under Secretary of State for Security Assistance, Science and Technology from February through December 1980 and as Counselor of the Department of State from 1977 to 1980. His previous federal government positions include service as a Staff Assistant to President Lyndon Johnson from July 1967 to January 1969; a law clerk to Justice John M. Harlan of the Supreme Court of the United States from 1965 to 1967; and other positions with the U.S. and New York governments and with the United Nations. Mr. Nimetz received degrees from Williams College and Harvard Law School where he was president of the Harvard Law Review. He also received a master’s degree from Balliol College, Oxford University, where he was a Rhodes Scholar.

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

Ashley Kwok Wai Law has served as the acting chief financial officer of our company since January 2015. Mr. Law joined our company in November 2012 as senior director of finance and financial controller, and subsequently was promoted to the vice president of finance in August 2014. Prior to that, he served in various controller and finance functions at CDC Corporation, Monty Group and Gameone Online Entertainment Group. Before that, Mr. Law worked at KPMG. He is a member of American Institute of Certified Public Accountants, Hong Kong Institute of Certified Public Accountants and Institute of Chartered Accountants in England and Wales. Mr. Law holds a bachelor degree in Accountancy from Hong Kong Polytechnic University and a M.B.A. degree from Hong Kong University of Science & Technology.

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

Miao Cao has served as chief marketing officer of sales of our company since October 2014. He joined our company in 2004 and was promoted to the vice president for sales in September 2013. Prior to joining our company, Mr. Cao worked at Shun Tak Holding Limited, a company listed on the Hong Kong Stock Exchange, and Clevo Co., a company listed on the Taiwan Stock Exchange. Mr. Cao received a bachelor’s degree in Economics from the Shanghai University of International Business and Economics in 1999.

He Li has served as vice president of our company since 2014 and is now in charge of Renren SNS. Mr. Li joined our company in 2011 and has since held various positions in research and development. Mr. Li received a bachelor’s degree in Computer Science and a master’s degree in Software Science Theory from Peking University.

B.	Compensation

For the year ended December 31, 2014, we paid an aggregate of approximately US$2.2 million in cash to our executive officers and non-executive directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. In 2014, our PRC subsidiaries accrued in aggregate US$75 thousand worth of such benefits for our executive officers.

For the year ended December 31, 2014, we granted a total of 1,587,000 restricted Class A ordinary shares to our executive officers and non-executive directors, and we recorded US$0.3 million in share-based compensation expense for these grants. In addition, for the year ended December 31, 2014, we granted share options to our executive officers and non-executive directors representing the right to acquire a total of 69,593,691 Class A ordinary shares, and recorded US$13.4 million in share-based compensation expenses for these grants. For more information, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Equity Incentive Plans”.

Equity Incentive Plans

Since February 27, 2006, we have adopted four equity incentive plans for Renren Inc. and one equity incentive plan for Link224 Inc., a subsidiary within the Game segment, to motivate, retain and attract the best personnel and promote the success of our business. The four plans adopted by Renren Inc. were the 2006 Equity Incentive Plan, the 2008 Equity Incentive Plan, the 2009 Equity Incentive Plan and the 2011 Share Incentive Plan. We refer to these collectively as the Plans. As of February 28, 2015, options to purchase 3,971,130 ordinary shares were outstanding under the 2006 Equity Incentive Plan, options to purchase 1,254,500 ordinary shares were outstanding under the 2008 Equity Incentive Plan, 3,570 restricted share units and options to purchase 5,263,215 ordinary shares were outstanding under the 2009 Equity Incentive Plan and 5,563,780 restricted share units and options to purchase 103,126,296 ordinary shares were outstanding under the 2011 Share Incentive Plan.

The following table summarizes the outstanding share options granted to certain of our directors, executive officers and other individuals under the Plans as of February 28, 2015.

Name	Number of Ordinary Shares Underlying Outstanding Options(1)	Exercise Price (US$/Share)(1)	Grant Date	Expiration Date
Joseph Chen	16,800,000	0.873	April 5, 2012	April 4, 2022
	3,150,000	0.873	March 22, 2013	March 21, 2023
	25,946,844	0.873	May 19, 2014	May 18, 2024
	25,946,847	0.873	May 19, 2014	May 18, 2024
James Jian Liu	*	0.873	April 5, 2012	April 4, 2022
	*	0.873	March 22, 2013	March 21, 2023
	*	0.873	May 19, 2014	May 18, 2024
	*	0.873	May 19, 2014	May 18, 2024
Hui Huang	*	0.873	April 5, 2012	April 4, 2022
	*	0.873	March 22, 2013	March 21, 2023
David K. Chao	*	0.873	April 5, 2012	April 4, 2022
	*	0.873	March 22, 2013	March 21, 2023
Matthew Nimetz	*	0.873	January 4, 2011	January 3, 2021
	*	0.873	April 5, 2012	April 4, 2022
	*	0.873	March 22, 2013	March 21, 2023
Chuanfu Wang	*	0.873	June 14, 2012	June 13, 2022
	*	0.873	March 22, 2013	March 21, 2023
Ashley Kwok Wai Law	*	0.873	December 28, 2012	December 27, 2022
	*	0.873	December 2, 2013	December 1, 2023

Name	Number of Ordinary Shares Underlying Outstanding Options(1)	Exercise Price (US$/Share)(1)		Grant Date		Expiration Date
Lillian Liu	*	0.873		December 28, 2012		December 27, 2022
	*	0.873		March 22, 2013		March 21, 2023
Miao Cao	*	0.18		March 2, 2006		March 1, 2016
	*	0.18		October 9, 2007		October 8, 2017
	*	0.18		January 31, 2008		January 31, 2018
	*	0.18		October 15, 2009		October 14, 2019
	*	0.873		January 4, 2011		January 3, 2021
	*	0.873		August 30, 2013		August 29, 2023
He Li	*	0.873		April 18, 2011		April 17, 2021
	*	0.873		December 28, 2011		December 27, 2021
	*	0.873		December 28, 2012		December 27, 2022
	*	0.873		May 17, 2013		May 16, 2023
	*	0.873		December 2, 2013		December 1, 2023
Other individuals as a group	13,482,450		(2)		(2)		(3)

*	The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

(1)	The number of share options granted and exercise prices in this table, including footnote 2, gives effect to the ten-for-one share split that became effective on March 25, 2011.

On December 28, 2012, we modified the exercise price of the outstanding share options previously granted that had exercise prices of US$4.00 per ADS or higher, reducing them uniformly to US$3.30 per ADS ($1.10 per ordinary share), which was the closing price of our ADS on the modification date. Options exercisable for a total of 27,480,309 ordinary shares were modified. The total incremental cost as a result of the modification was US$4.3 million, of which US$0.9 million, US$1.1 million, and US$1.1 million was recognized as share-based compensation expense in 2012, 2013 and 2014 respectively, and the remaining balance will be amortized over the expected requisite service period.

On December 29, 2014, we modified the exercise price of the outstanding share options previously granted that had exercise price higher than $0.873 per ordinary share, reducing them uniformly to $0.873 per share, which was the average closing price during the period from December 8, 2014 through December 19, 2014, when the repricing was being discussed. Options exercisable for a total of 107,197,908 ordinary shares were modified. The total incremental cost as a result of the modification was US$6.4 million, of which US$3.7 million was recognized as share-based compensation expense in 2014 and the remaining balance will be amortized over the expected requisite service period.

(2)	We granted share options to other individuals on the following dates and at the following exercise prices: (i) on March 2, 2006, 1,079,400 options with an exercise price of US$0.001 per share; (ii) on March 2, 2006, 10,204,000 options and on October 9, 2007, 800,000 options, each with an exercise price of US$0.08 per share; (iii) on March 2, 2006, 4,568,670 options and on October 21, 2010, 179,450 options, each with an exercise price of US$0.10 per share; (iv) on March 2, 2006, 18,346,960 options, on October 9, 2007, 22,292,000 options, on January 31, 2008, 14,889,500 options, on October 15, 2009, 18,944,000 options, on March 10, 2010, 300,000 options, on June 1, 2010, 490,000 options and on October 21, 2010, 11,180 options, each with an exercise price of US$0.18 per share; (v) on March 2, 2006, 1,243,880 options with an exercise price of US$0.20 per share; (vi) on October 9, 2007, 100,000 options with an exercise price of US$0.26 per share; (vii) on October 9, 2007, 300,000 options with an exercise price of US$0.28 per share; (viii) on October 9, 2007, 100,000 options with an exercise price of US$0.30 per share; (ix) on October 9, 2007, 925,000 options with an exercise price of US$0.35 per share; (x) on October 9, 2007, 220,000 options with an exercise price of US$0.38 per share; (xi) on January 4, 2011, 11,628,500 options, on April 18, 2011, 3,296,500 options, on September 23, 2011, 519,000 options, on December 28, 2011, 1,621,107 options, on April 5, 2012, 1,686,000 options, on April 30, 2012, 300,000 options, on December 28, 2012, 3,047,400 options, on March 22, 2013, 4,362,000 options, on May 17, 2013, 2,862,000 options, on August 30, 2013, 450,000 options, on December 2, 2013, 2,683,500 options, each with an exercise price of US$0.873 per share. As of February 28, 2015, 113,967,597 options had been forfeited, cancelled or exercised.

(3)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

The following table summarizes the outstanding restricted share units granted to our executive officers and certain other individuals as of February 28, 2015 under the Plans adopted by Renren Inc.:

Name	Number of Ordinary Shares Underlying Restricted Share Units Outstanding	Grant Date
Hui Huang	*	May 19, 2014
David K. Chao	*	May 19, 2014
Matthew Nimetz	*	May 19, 2014
Chuanfu Wang	*	May 19, 2014
Ashley Kwok Wai Law	*	May 19, 2014
Ashley Kwok Wai Law	*	July 17, 2014
Ashley Kwok Wai Law	*	October 17, 2014
Ashley Kwok Wai Law	*	January 5, 2015
Lillian Liu	*	May 19, 2014
Miao Cao	*	May 19, 2014
Miao Cao	*	October 17, 2014
He Li	*	May 19, 2014
He Li	*	October 17, 2014
Certain individuals as a group	-	September 23, 2011
Certain individuals as a group	3,570	December 28, 2011
Certain individuals as a group	-	March 22, 2013
Certain individuals as a group	3,073,079	May 19, 2014
Certain individuals as a group	18,014	July 17, 2014
Certain individuals as a group	653,212	October 17, 2014
Certain individuals as a group	23,500	January 20, 2015

*	The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

On April 1, 2013, our board of directors authorized Link224 Inc. to adopt the 2013 Share Incentive Plan for issuance and reservation of up to 13,005,529 ordinary shares of Link224 Inc. specifically for employees of our Games segment. On the same date Link224 Inc. granted 11,630,000 options to individuals including Mr. Joseph Chen and Mr. James Jian Liu, with an exercise price US$0.01 per ordinary share of Link224 Inc. No grantee’s aggregate beneficial ownership of the company exceeded 1% of the total outstanding shares of Link224 Inc. As of February 28, 2015, options to purchase 3,683,272 ordinary shares of Link224 Inc. were outstanding under the 2013 Share Incentive Plan.

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

Plan Administration. The plan administrator is our board of directors or a committee of two or more members of our board. The plan administrator designates the eligible recipients and determines the award type, award period, grant date, performance requirements and such other provisions and terms not inconsistent with the plans in each award agreement.

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

Vesting Schedule. The plan administrator may determine the vesting schedule and may provide additional vesting conditions in the award agreement to each recipient.

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

Audit Committee. Our audit committee consists of Messrs. David Chao and Matthew Nimetz. Mr. Chao is the chairman of our audit committee and our board of directors has determined that Mr. Chao is an audit committee financial expert. Mr. Chao and Mr. Nimetz satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving any proposed related party transaction, as defined in Item 404 of Regulation S-K under the Securities Act, involving over US$120,000 in a single transaction or a series of related transactions;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and
98

•	meeting separately and periodically with management and the independent registered public accounting firm.

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Messrs. David Chao and Chuanfu Wang, and is chaired by Mr. Chao. Mr. Chao and Mr. Chuanfu Wang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

We had 3,211, 2,442 and 1,602 full-time employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of our employees by function as of December 31, 2014:

Functional Area	Number of Employees	% of Total
Management and administration	203	13%
Sales and marketing	655	41%
Operations	88	5%
Research & development	656	41%
Total	1,602	100%

As of December 31, 2014, we had 1,046 employees located in Beijing and 556 employees located in other cities in China.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (including Class A ordinary shares represented by our ADSs), as of February 28, 2015, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,021,240,806 ordinary shares outstanding as of February 28, 2015, including 715,852,356 Class A ordinary shares and 305,388,450 Class B ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%(1)	% of Voting Power(2)
Directors and Executive Officers:
Joseph Chen (3)	284,499,595	27.5	48.0
James Jian Liu (4)	35,961,985	3.5	1.0
Katsumasa Niki (5)	*	*	*
Hui Huang (6))	*	*	*
David K. Chao (7)	90,270,371	8.8	2.4
Matthew Nimetz (8)	*	*	*
Chuanfu Wang (9)	*	*	*
Ashley Kwok Wai Law(10)	*	*	*
Lillian Liu (10)	*	*	*
Miao Cao (10)	*	*	*
He Li (10)	*	*	*
All directors and executive officers as a group (11)	417,777,736	40.0	51.4

Principal Shareholders:
SB Pan Pacific Corporation and affiliate (12)	405,388,451	39.7	43.0
Joseph Chen (3)	284,499,595	27.5	48.0
DCM and affiliates (13)	87,929,871	8.6	2.3

*    Less than 1% of our total outstanding ordinary shares.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of February 28, 2015.

(2)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power with respect to all of our Class A and Class B ordinary shares as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per share and each holder of Class A ordinary shares is entitled to one vote per share held by our shareholders on all matters submitted to them for a vote. Subject to certain exceptions, our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(3)	Represents (i) 170,258,970 Class B ordinary shares held by Mr. Joseph Chen, (ii) 100,000,000 Class A ordinary shares held by Mr. Joseph Chen, and (iii) 14,240,625 Class A ordinary shares issuable upon exercise of options held by Mr. Chen that that are exercisable within 60 days after February 28, 2015. See the two paragraphs following this table for more information on Class A and Class B ordinary shares. The business address of Mr. Chen is 1/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China.

(4)	Represents (i) 31,365,110 Class A ordinary shares held by Mr. James Jian Liu and (ii) 4,596,875 Class A ordinary shares issuable upon exercise of options held by Mr. Liu that are exercisable within 60 days after February 28, 2015. , The business address of Mr. Liu is 1/F, North Wing, 18 Jiuxianqiao Middle Road, Chao Yang District, Beijing, 100016, People’s Republic of China.

(5)	The business address of Mr. Niki is c/o SoftBank Corp., 1-9-1 Higashi-shimbashi, Minato-ku, Tokyo, 105-7303, Japan.

(6)	The business address of Ms. Huang is 1/F, North Wing, 18 Jiuxianqiao Middle Road, Beijing, 100016, People’s Republic of China.

(7)	Represents (i) 1,958,000 Class A ordinary shares held by Mr. David Chao, (ii) 382,500 Class A ordinary shares issuable upon exercise of options held by Mr. Chao that are exercisable within 60 days after February 28, 2015 and (iii) 87,929,871 Class A ordinary shares held by DCM and affiliates. DCM Investment Management III, LLC is the general partner of DCM. Mr. David Chao and Mr. Peter W. Moran are the managing members of DCM Investment Management III, LLC. See note 13, below, for more information on the shares held by DCM and affiliates. The business address of Mr. Chao is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(8)	The business address of Mr. Nimetz is c/o General Atlantic LLC, 55 East 52 Street, New York, New York 10055.

(9)	The business address of Mr. Wang is No. 3009, BYD Road, Pingshan, Shenzhen, 518118, People's Republic of China.

(10)	The business address of this individual is 1/F, North Wing, 18 Jiuxianqiao Middle Road, Beijing, 100016, People’s Republic of China.

(11)	Certain directors and executive officers have been granted options pursuant to our 2006, 2008 and 2009 Equity Incentive Plans and our 2011 Share Incentive Plan. See “Item 6.B—Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”

(12)	The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G filed by SB Pan Pacific Corporation and SoftBank Corp. on February 14, 2012, and consists of 270,258,971 Class A ordinary shares and 135,129,480 Class B ordinary shares held by SB Pan Pacific Corporation. See the two paragraphs following this table for more information on Class A and Class B ordinary shares. SB Pan Pacific Corporation is a corporation established under the laws of the Federated States of Micronesia, and is a wholly owned subsidiary of SoftBank Corp. SoftBank Corp. is a corporation established under the laws of Japan, and is a public company listed on the Tokyo Stock Exchange. On January 31, 2011, SoftBank Corp. transferred 2,582,200 series C preferred shares and 402,870,510 series D preferred shares to SB Pan Pacific Corporation, and, immediately prior to the completion of our initial public offering in May 2011, 135,129,480 of these series D preferred shares were converted into Class B ordinary shares on a one-to-one basis and the rest of the preferred shares held by SB Pan Pacific Corporation were converted into Class A ordinary shares on a one-to-one basis. The business address for SB Pan Pacific Corporation is P.O. Box 902, Kolonia, Pohnpei, FSM 96941, and the business address for SoftBank Corp. is 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan.

(13)	The number of ordinary shares beneficially owned is as of December 31, 2011 as reported in a Schedule 13G filed by DCM Ventures (as defined below) and affiliates on February 13, 2012, and consists of (i) 81,768,285 Class A ordinary shares which are directly owned by DCM III, L.P. (“DCM III”), (ii) 2,166,501 Class A ordinary shares which are directly owned by DCM III-A, L.P. (“DCM III-A”) and (iii) 3,995,085 Class A ordinary shares which are directly owned by DCM Affiliates Fund III, L.P. (“Aff III”). We refer to DCM III, DCM III-A and Aff III collectively as “DCM.” DCM Investment Management III, LLC (“GP III”) is the general partner of DCM III, DCM III-A and Aff III and may be deemed to have sole power to vote and dispose these Class A ordinary shares respectively held by DCM III, DCM III-A and Aff III, and Mr. David Chao and Mr. Peter W. Moran, the managing members of GP III, may be deemed to have shared power to vote and dispose these Class A ordinary shares. As set forth in note 6 above, Mr. Chao also owns 1,958,000 Class A ordinary shares. The business address of DCM Ventures is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025.

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

To our knowledge, as of February 28, 2015, a total of 385,751,202 Class A ordinary shares were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program, and 170,258,970 Class B ordinary shares were held by one record holder in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Contractual Arrangements with Our Consolidated Affiliated Entities

Please refer to “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

Related Party Transactions with Oak Pacific Holdings and Its Affiliates

The three largest shareholders of Oak Pacific Holdings are Mr. Joseph Chen, our founder, chairman and chief executive officer; James Jian Liu, our director and chief operating officer; and David Chao, our director. Collectively they hold approximately 98.5% of Oak Pacific Holdings. Summarized below are certain transactions our company has had with affiliates of Oak Pacific Holdings in 2012, 2013 and 2014.

Gummy Inc.

During 2012, we performed certain payment collection services to Gummy Inc., a subsidiary of Oak Pacific Holdings. These services amounted to approximately US$1,000 for the year ended December 31, 2012. Gummy Inc. owed our company approximately US$20,000 and US$21,000 for payment collection services as of December 31, 2012 and as of December 31, 2013, respectively. During 2014, we licensed certain self-developed games to Gummy Inc. These services amounted to US$77,000 for the year ended December 31, 2014. As of December 31, 2014, Gummy Inc. owed our company approximately US$46,000 for these services, which amount was unsecured, non-interest bearing and payable on demand.

Beijing Qian Xiang Hu Lian Technology Development Co., Ltd.

We performed certain back office services for Beijing Qian Xiang Hu Lian Technology Development Co., Ltd., or Hu Lian, which is a subsidiary of Oak Pacific Holdings. These services included provisions of human resources and accounting services and amounted to US$0.3 million, US$0.1 million and US$0.1 million in 2012, 2013 and 2014, respectively. As of December 31, 2014, Hu Lian owed our company US$0.3 million for these services, which amount was unsecured, non-interest bearing and payable on demand.

Related Party Transactions with Our Major Shareholder

SBPS

SBPS, an affiliate of SB Pan Pacific Corporation, provided third-party collection services for our subsidiary in Japan in 2012, 2013 and 2014. These services amounted to approximately US$1.1 million, US$1.2 million and US$0.5 million in 2012, 2013 and 2014, respectively. As of December 31, 2014, SBPS owed our subsidiary in Japan US$20,000 for these services, which amount was unsecured, non-interest bearing and payable on demand.

Related Party Transactions with Our Equity Method Investments

Mapbar Technology Limited

In October 2011, we acquired a 35% equity interest in Mapbar Technology Limited, or Mapbar, and accounted for the investment using equity method as we are able to exercise significant influence over Mapbar. Mapbar performed approximately US$304,000, US$299,000 and US$203,000 of location-based services for our company in 2012, 2013 and 2014 respectively. As of December 31, 2014, our company owed Mapbar US$37,000 for these services, which amount was unsecured, non-interest bearing and payable on demand.

Qingting

In October 2013, the Group sold 60% of the equity interest in Qingting to an individual and deconsolidated Qingting as it no longer holds a controlling interest. Qingting provided internet services of approximately US$0.1 million and US$0.2 million for our company in 2013 and 2014. As of December 31, 2014, our company owed Qingting nil for these services. During 2014, we provided a loan of US$0.2 million to Qingting. As of December 31, 2014, Qingting owed our company approximately US$220,000, which amount was unsecured, non-interest bearing and payable on demand.

Ying He Hu Dong Technology Development Co., Ltd.

In November 2014, we invested for a 30% equity interest in Ying He Hu Dong Technology Development Co., Ltd, or Ying He Hu Dong, and accounted for the investment using equity method as we are able to exercise significant influence over Ying He Hu Dong. During 2014, Ying He Hu Dong provided game operating services of approximately US$0.4 million to us. As of December 31, 2014, we owed Ying He Hu Dong approximately US$266,000 for these services, which amount was unsecured, non-interest bearing and payable on demand.

Japan Macro Opportunities Offshore Partners, LP

In November 2011, February 2013 and January 2014, we invested US$20.0 million, US$20.0 million and US$40.0 million, respectively in Japan Macro Opportunities Offshore Partners, LP, or JMOOP, which is a Cayman Islands exempted limited partnership. The investment was accounted for using equity method accounting. We received capital distributions of US$19.2 million and US$84.0 million in the years ended December 31, 2013 and 2014, respectively, As of December 31, 2014, JMOOP owed us approximately US$419,000, which amount was unsecured, non-interest bearing and payable on demand.

Social Finance Inc.

In July 2012, we purchased US$10.0 million Series 2012-A Senior Secured Refi Loan Notes issued by SoFi Lending Corp., a subsidiary of Social Finance Inc. Oak Pacific Holdings is a shareholder of Social Finance Inc. and our chairman and chief executive officer, Joseph Chen, is a director of Social Finance Inc. The note has a maturity date of July 3, 2032 and a fixed annual interest rate of 4% with no redemption feature. We received monthly payments, including return of principal of US$414,000, US$1,353,000 and US$1,370,000 in 2012, 2013 and 2014, respectively, and earned interest of US$137,000, US$248,000 and US$211,000, from SoFi Lending Corp. for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, the carrying amount of the note was US$6,863,000.

In September 2012, we invested US$49.0 million in newly issued series B preferred shares of Social Finance Inc., concurrently with a group of other investors.

In January 2014, we invested US$20.8 million in newly issued series D preferred shares of Social Finance Inc., concurrently with a group of other investors.

In January 2015, we invested US$22.3 million in newly issued series E preferred shares of Social Finance Inc., concurrently with a group of other investors.

The transactions described above were approved by the independent, disinterested members of our board and the audit committee of the board.

Employment Agreement

Please refer to “Item 6.C—Directors, Senior Management and Employees Board Practices—Employment Agreements.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims and other matters. Internet media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights and other allegations based on the content available on their website or services they provide. See “Item 3.D—Risk Factors—Risks Related to Our Business and Our Industry—We have been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our website, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.” Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome, however, any litigation can have an adverse impact on us because of defense costs, diversion of management’s attention and other factors.

Dividend Policy

We have not paid in the past any cash dividends on our ordinary shares, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

Our ADSs, each representing three Class A ordinary shares, have been listed on the NYSE since May 4, 2011 and trade under the symbol “RENN.” The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated. The last reported closing price for our ADSs on April 13, 2015 was US$2.70 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
2012	7.87	3.00
2013	4.63	2.52
2014	4.79	2.45
Quarterly Highs and Lows
First Quarter of 2013	4.02	2.85
Second Quarter of 2013	3.46	2.52
Third Quarter of 2013	4.63	2.89
Fourth Quarter of 2013	4.23	2.76
First Quarter of 2014	4.79	3.00
Second Quarter of 2014	3.60	3.12
Third Quarter of 2014	3.65	3.10
Fourth Quarter of 2014	3.53	2.45
First Quarter of 2015	2.80	2.35
Monthly Highs and Lows
October 2014	3.53	3.06
November 2014	3.49	2.65
December 2014	2.85	2.45
January 2015	2.80	2.52
February 2015	2.76	2.48
March 2015	2.61	2.35
April 2015 (through April 13, 2015)	2.82	2.39

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

United States Federal Income Tax Considerations

The following is a discussion of the principal United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs or ordinary shares and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any United States federal estate, gift or alternative minimum tax consequences or any non-United States, state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Although the law in this regard is unclear, we treat Qianxiang Tiancheng and Renren Games as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we were not the owner of the above entities for United States federal income tax purposes, then we would likely be treated as a PFIC even if we would not otherwise have been treated as a PFIC for that particular year.

We believe we were a PFIC for the taxable years ended December 31, 2012, 2013 and 2014. Our PFIC status for the current taxable year will not be determinable until after the close of the current taxable year. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because, as a public company, the value of our assets for this purpose is determined in part by reference to the market prices of our ADSs and outstanding ordinary shares, there can be no assurance that we will not be a PFIC for the current or any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC for the particular year may substantially increase.

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

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder will be required to file an annual IRS Form 8621 and other forms as may be required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund.

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

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-173548), as amended, including the prospectus contained therein, to register our Class A ordinary shares. We have also filed with the SEC a related registration statement on Form F-6 (Registration No. 333-173515) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Reports and other information, when so filed, may be accessed on the SEC website at www.sec.gov. Copies of reports and other information may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We had a loss of US$1.8 million on foreign currency deposit in 2012, a gain of US$1.5 million in 2013 and a loss of US$2.3 million in 2014, which were primarily related to the exchange rate fluctuation of our RMB deposit during the year.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars, including U.S. dollars we received from our initial public offering, into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. As of December 31, 2014, we had RMB-denominated cash and term deposits totaling US$148.8 million and U.S. dollar-denominated cash and term deposits totaling US$528.3 million.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and derivative contracts on Japanese yen interest rates that we have invested in solely for our own treasury investment purposes and not related to our business operating activities.

Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

As of the date of this annual report, we have a total of seven swaption contracts on Japanese yen interest rates outstanding with expiration dates ranging from the second quarter of 2015 to the second quarter of 2016, for which we paid a total of US$14.5 million in premiums. Upon the maturity date of a swaption contract, if the prevailing rate for Japanese yen interest rate swaps is higher than the strike rate of the contract, then we will have the right to enter into an underlying swap and immediately receive an amount with reference to the discounted cash flows of the underlying swap as settlement of the contract; otherwise, the contract will expire unexercised and we will lose the premium paid for the contract. Other than interest rate swaption contracts, in March 2014 we also invested in one swap contract on Japanese yen interest rates, for which we pay fixed rate of 0.2025% and receive floating rate of 6 months Japanese Yen Libor for a notional of 72 billion Japanese Yen from March 27, 2015 to March 26, 2016.

The table below set out the quantitative analysis of the swaptions and swap contracts outstanding as of the date of this annual report, that are subjected to interest risk and for treasury investment purposes:

	Expected Maturity
	2015	2016	Premium Paid	Fair Value
	(Contract notional, in JPY million)		(in US$ million)
Interest rate swaption on Japanese yen interest rate
Pay 2.75%, Receive variable rate of 20 years swap rate	—	30,000	3.2	0.9
Pay 3.0%, Receive variable rate of 20 years swap rate	100,000	40,000	5.6	0.9
Pay 3.5%, Receive variable rate of 20 years swap rate	—	30,000	1.7	0.3
Pay 4.0%, Receive variable rate of 30 years swap rate	—	58,000	4.0	0.8

Interest rate swap on Japanese yen interest rate
Pay 0.2025%, Receive floating rate of 6 months JPY Libor	55,233	16,767	—	(0.4)

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Equity Price Risk

Our exposure to equity price risk primarily relates to the changes in market value of our short-term investments and derivative contracts in options of listed stocks. We have invested in these investments solely for our own treasury purposes and not related to our business operating activities.

As of the date of this annual report, we have a total of seven call option contracts on a Hong Kong listed stock of expiration dates in May and October 2015, for which we paid a total of US$23.4 million in premiums. The fair market value of these contracts as of the date of this annual report is approximately US$25.7 million.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2012, 2013 and 2014, we received approximately US$2.5 million, US$1.1 million and nil, respectively, net of applicable withholding taxes in the United States, from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-173548 ) (the “F-1 Registration Statement”) in relation to (i) our initial public offering of 42,898,711 ADSs representing 128,696,133 Class A ordinary shares, and the underwriters’ full exercise of their option to purchase from us an additional 7,965,000 ADSs representing 23,895,000 Class A ordinary shares, at an initial offering price of US$14.00 per ADS, and (ii) an aggregate of 23,571,426 Class A ordinary shares which we sold in a private placement (the “concurrent private placement”) at a price of US$4.67 per Class A ordinary share to a group of unrelated third-party investors consisting of entities affiliated with Alibaba Group, China Media Capital and CITIC Securities concurrently with, and subject to, the completion of our initial public offering. Our initial public offering and the concurrent private placement closed in May 2011. Morgan Stanley & Co. International plc, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC were the representatives of the underwriters for our initial public offering.

We received net proceeds of approximately US$777 million from our initial public offering and the concurrent private placement. For the period from May 4, 2011, the date the F-1 Registration Statement was declared effective by the SEC, to December 31, 2014, we used net proceeds from our initial public offering and the concurrent private placement primarily as follows:

•	US$3.2 million, US$11.1 million and US$92.2 million used in operating activities during 2011, 2012 and 2013 respectively.

•	US$79.8 million in the acquisition of 56.com;

•	US$69.8 million for an equity investment in Social Finance, Inc.;

•	US$26.6 million for a long-term investment in Mapbar Technology Limited;

•	US$80.0 million for a long-term investment in Japan Macro Opportunities Offshore Partners, LP;

•	US$240.9 million for share repurchases;

•	US$32.1 million for a property purchased in Shanghai;

•	US$35.0 million for an equity investment in shares and warrants issued by Snowball Finance Inc.;

•	US$17.2 million and US$10.0 million for equity investment in Rise Companies Corp and Fundrise, L.P. respectively;

•	US$18.1 million for an equity investment in Eall Technology Limited; and

•	US$12.4 million for an equity investment in Koolray Vision Inc.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and acting chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and acting chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and acting chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our company’s internal control over financial reporting was effective as of December 31, 2014.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To The Board Of Directors And Shareholders Of Renren Inc.

We have audited the internal control over financial reporting of Renren Inc. (the “Company”), its subsidiaries, its variable interest entity (“VIEs”) and its VIEs’ subsidiaries (collectively, the “Group”) as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements, and financial statements schedule as of and for the year ended December 31, 2014 of the Group and our report dated April 16, 2015 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 16, 2015

Changes in Internal Control over Financial Reporting

During the process of preparing our consolidated financial statements included in this annual report, a significant deficiency was identified related to the monitoring of the formal documentation of the board’s preapproval for certain long-term investments in 2014. Accordingly, we established monitoring control in fiscal year 2015 to ensure that we properly conduct and document the formal board resolutions on preapproval for investments. We believe these actions could remedy the deficiency.

Except for the significant deficiency identified above, there were no other significant changes in our internal control over financial reporting during the years ended December 31, 2013 and 2014 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Management, including our chief executive officer and our acting chief financial officer, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent or detect all errors and all fraud. A control system cannot provide absolute assurance due to its inherent limitations; it is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. A control system also can be circumvented by collusion or improper management override. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of such limitations, disclosure controls and procedures and internal control over financial reporting cannot prevent or detect all misstatements, whether unintentional errors or fraud. However, these inherent limitations are known features of the financial reporting process, therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. David Chao, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act) qualifies as an “audit committee financial expert.”

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

	For the Year Ended December 31,
	2013	2014
	(In thousands of US$)
Audit fees (1)	1,255.5	1,230.0

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On June 28, 2013, we announced that our board of directors had authorized a new share repurchase program for 12 months from June 28, 2013 to June 27, 2014. During this 12-month period, our company was authorized, but not obligated, to repurchase up to US$100 million of our ADSs. By the completion of this share repurchase program on June 27, 2014, our company had purchased a total of 22,208,923 ADSs at an aggregate consideration of US$69.3 million.

The following table sets forth information about our repurchases made in the year 2014 under the share repurchase program described in the paragraph above.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (US$)
Month #1 (January 1, 2014 — January 31, 2014)	3,709,317	$3.29	3,709,317	63,096,465
Month #2 (February 1, 2014 — February 28, 2014)	2,731,894	$3.34	2,731,894	53,959,767
Month #3 (March 1, 2014 — March 31, 2014)	1,148,893	$2.89	1,148,893	50,638,187
Month #4 (April 1, 2014 — April 30, 2014)	3,308,796	$3.44	3,308,796	39,261,984
Month #5 (May 1, 2014 — May 31, 2014)	2,663,771	$3.23	2,663,771	30,659,529
Month #6 (June 1, 2014 — June 28, 2014)	—	—	—	30,659,529
Total	13,562,671	$3.29	13,562,671

On May 21, 2014, we announced that our board of directors authorized a new share repurchase program for 12 months from June 28, 2014 to June 27, 2015. During this 12-month period, our company is authorized, but not obligated, to repurchase up to US$100 million of our ADSs.

The following table sets forth information about our repurchases made in the year 2014 under the share repurchase program described in the paragraph above.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plan or Program	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plan or Program (US$)
Month #1 (June 28, 2014 — July 27, 2014)	265,970	$3.31	265,970	99,120,355
Month #2 (July 28, 2014 — August 27, 2014)	149,465	$3.14	149,465	98,650,467
Month #3 (August 28, 2014 — September 27, 2014)	3,638,803	$3.41	3,638,803	86,226,942
Month #4 (September 28, 2014 — October 27, 2014)	5,412,366	$3.32	5,412,366	68,251,410
Month #5 (October 28, 2014 — November 27, 2014)	696,872	$3.43	696,872	65,861,538
Month #6 (November 28, 2014 — December 31, 2014)	3,183,232	$2.68	3,183,232	57,317,182
Total	13,346,708	$3.20	13,346,708

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

Section 303A.07(a) of the NYSE Listed Company Manual requires the audit committee to have a minimum of three members. We are a Cayman Islands company, and our audit committee is not required under applicable Cayman Islands law to have a minimum of three members. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and our audit committee may have fewer than three members.

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

In accordance with Regulation S-X Rule 3-09, the following documents of Japan Macro Opportunities Offshore Partners, L.P are included at the end of this annual report:

•	financial statements as of and for the year ended December 31, 2012;

•	financial statements as of and for the year ended December 31, 2013, and independent auditors’ report; and

•	financial statements as of and for the year ended December 31, 2014, and independent auditors’ report.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.1	Specimen American depositary receipt of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.2	Specimen Class A ordinary share certificate of the Registrant (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.3	Deposit Agreement, dated as of May 4, 2011, by and among the Registrant, Citibank, N.A., as depositary, and the holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-177366), filed with the SEC on October 18, 2011).

2.4	Amended and Restated Investors’ Rights Agreement between the Registrant and other parties therein, dated as of April 4, 2008, as amended (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

Exhibit Number	Description of Document
2.5	Form of Registration Rights Agreement between the Registrant and other parties therein (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.1	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.2	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.3	2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.4	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.5	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.6	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.7	Business Operations Agreement, dated as of December 23, 2010, between Qianxiang Shiji, Qianxiang Tiancheng and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.8	Amended and Restated Equity Option Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.9	Amended and Restated Equity Interest Pledge Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.10	Power of Attorney, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.11	Spousal Consents, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.12	Amended and Restated Loan Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.13	Amended and Restated Exclusive Technical Service Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

Exhibit Number	Description of Document
4.14	Amended and Restated Intellectual Property Right License Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.15	Loan Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and Chuan He (incorporated by reference to Exhibit 4.28 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013).

4.16	Loan Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and James Jian Liu (incorporated by reference to Exhibit 4.29 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013).

4.17	Business Operations Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd., Shanghai Renren Games Technology Development Co., Ltd., Chuan He and James Jian Liu (incorporated by reference to Exhibit 4.30 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013).

4.18	Proxy Agreement and Power of Attorney, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd., Shanghai Renren Games Technology Development Co., Ltd., Chuan He and James Jian Liu (incorporated by reference to Exhibit 4.31 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013).

4.19	Spousal Consent issued by Jianghao Leng, as the lawful spouse of Chuan He, and Yan Chen, as the lawful spouse of James Jian Liu, both dated November 30, 2012 (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013).

4.20	Exclusive Technology Support and Technology Service Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and Shanghai Renren Games Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.33 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013).

4.21	Intellectual Property Right License Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and Shanghai Renren Games Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013).

4.22	Equity Interest Pledge Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and Chuan He (incorporated by reference to Exhibit 4.35 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013).

4.23	Equity Interest Pledge Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and James Jian Liu (incorporated by reference to Exhibit 4.36 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013).

4.24	Equity Option Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and Chuan He (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013).

Exhibit Number	Description of Document
4.25	Equity Option Agreement, dated November 30, 2012, between Renren Games Network Technology Development (Shanghai) Co., Ltd. and James Jian Liu (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013).

4.26	Link224 Inc. 2013 Share Incentive Plan (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013).

4.27	Share Purchase Agreement by and among the Registrant, Nuomi Holdings Inc. and Baidu Holdings Limited, dated as of August 23, 2013 (incorporated by reference to Exhibit 4.27 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.28	Share Purchase Agreement by and among the Registrant, Nuomi Holdings Inc. and Baidu Holdings Limited, dated as of January 22, 2014 (incorporated by reference to Exhibit 4.28 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.29	Power of Attorney, dated December 4, 2013, by Huang Hui (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.30	Power of Attorney, dated December 4, 2013, by Liu Jian (incorporated by reference to Exhibit 4.33 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.31	Spousal Consent issued by Jonathan Gentile Anderson, as the lawful spouse of Huang Hui, and Chen Yan, as the lawful spouse of Liu Jian, both dated December 4, 2013 (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.32*	Loan Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang

4.33*	Loan Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu

4.34*	Business Operations Agreement, dated May 22, 2014, by and among Beijing Jingwei Sinan Information Technology Co., Ltd., Beijing Jingwei Zhihui Information Technology Co., Ltd., Jing Yang and Jian Liu

4.35*	Power of Attorney, dated May 22, 2014, by Jing Yang

4.36*	Power of Attorney, dated May 22, 2014, by Jian Liu

4.37*	English translation of Spousal Consents, by Joseph Chen, as the lawful spouse of Jing Yang, and Yan Chen, as the lawful spouse of James Jian Liu, both dated May 22, 2014

4.38*	Exclusive Technology Support and Technology Service Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Beijing Jingwei Zhihui Information Technology Co., Ltd.

4.39*	Intellectual Property Right License Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Beijing Jingwei Zhihui Information Technology Co., Ltd.

4.40*	English translation of Equity Interest Pledge Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang

4.41*	English translation of Equity Interest Pledge Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu

Exhibit Number	Description of Document
4.42*	Equity Option Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang

4.43*	Equity Option Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu

4.44*	English translation of Framework Purchase Agreement, dated October 28, 2014, by and among the Registrant, Beijing Wole Information Technology Co., Ltd., Jian Liu, Hui Huang, Guanzhou Qianjun Internet Technology Co., Ltd. and Tianjin Jinhu Media Co., Ltd.

4.45*	English translation of Amendment to Framework Purchase Agreement, dated December 1, 2014, by and among the Registrant, Beijing Wole Information Technology Co., Ltd., Jian Liu, Hui Huang, Guanzhou Qianjun Internet Technology Co., Ltd. and Tianjin Jinhu Media Co., Ltd.

4.46*	English translation of Business Cooperation Agreement, dated December 1, 2014, by and among Beijing Wole Information Technology Co., Ltd., Guanzhou Qianjun Internet Technology Co., Ltd., Beijing Qianxiang Wangjing Technology Development Co., Ltd. and Tianjin Jinhu Media Co., Ltd.

4.47*	English translation of Service Agreement, dated December 1, 2014, by and among Beijing Wole Information Technology Co., Ltd., Guanzhou Qianjun Internet Technology Co., Ltd., Beijing Qianxiang Wangjing Technology Development Co., Ltd. and Tianjin Jinhu Media Co., Ltd.

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of TransAsia Lawyers

15.3*	Consent of Maples and Calder

15.4*	Consent of Deloitte & Touche

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description of Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Renren Inc.

By:	/s/ Joseph Chen
	Name:	Joseph Chen
	Title:	Chairman of the Board of Directors and Chief
Executive officer

Dated: April 16, 2015

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

RENREN INC.

Report and Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

RENREN INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RENREN INC.

We have audited the accompanying consolidated balance sheets of Renren Inc., and its subsidiaries, its variable interest entities and the subsidiaries of variable interest entities (collectively the "Group") as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2014, and the related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2015 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 16, 2015

RENREN INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2013	2014
ASSETS

Current assets:
Cash and cash equivalents	$154,308	$183,025
Term deposits	492,699	494,065
Short-term investments	301,995	29,384
Accounts and notes receivable (net of allowances of $1,143 and $2,946 as of December 31, 2013 and 2014, respectively)	15,958	18,044
Prepaid expenses and other current assets	34,080	37,638
Amounts due from related parties	62,411	1,047
Deferred tax assets-current	628	-
Equity method investment- current	60,508	-
Total current assets	1,122,587	763,203
Property and equipment, net	58,560	43,690
Intangible assets, net	27,397	2
Goodwill	61,407	-
Long-term investments	107,842	320,414
Deferred tax assets-noncurrent	1,109	-
Other non-current assets	6,784	21,844
TOTAL ASSETS	$1,385,686	$1,149,153

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Renren Inc. of $9,002 and $5,176 as of December 31, 2013 and 2014, respectively)	$10,170	$5,501
Accrued expenses and other payables (including accrued expenses and other payables of the consolidated VIEs without recourse to Renren Inc. of $29,463 and $16,324 as of December 31, 2013 and 2014, respectively)	33,314	24,094
Amounts due to related parties (including amount due to a related party of the consolidated VIEs without recourse to Renren Inc. of $178 and $303 as of December 31, 2013 and 2014, respectively)	61,062	303
Deferred revenue and advance from customers (including deferred revenue and advance from customers of the consolidated VIEs without recourse to Renren Inc. of $8,003 and $6,212 as of December 31, 2013 and 2014, respectively)	8,639	6,917
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Renren Inc. of $2,066 and $3,165 as of December 31, 2013 and 2014, respectively)	2,077	9,229
Total current liabilities	115,262	46,044
Long-term liabilities:
Other non-current liabilities (including other non-current liabilities of the
Consolidated VIE's without recourse to Renren Inc. of $156 and $nil as of
December 31, 2013 and 2014, respectively)	156	730
TOTAL LIABILITIES	$115,418	$46,774

RENREN INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2013	2014
Commitments and contingency (Note 22)

Equity:
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized,789,976,372 and 720,040,971 shares issued and outstanding as of December 31, 2013 and 2014, respectively	$790	$720
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 305,388,450 and 305,388,450 shares issued and outstanding as of December 31, 2013 and 2014, respectively	305	305
Additional paid-in capital	1,285,283	1,224,393
Accumulated deficit	(197,726)	(137,266)
Statutory reserves	6,712	6,712
Accumulated other comprehensive income	174,781	7,774
Total Renren Inc. shareholders' equity	1,270,145	1,102,638
Noncontrolling interest	123	(259)
Equity	1,270,268	1,102,379
TOTAL LIABILITIES AND EQUITY	$1,385,686	$1,149,153

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2012	2013	2014

Net revenues	$154,827	$147,947	$82,954
Cost of revenues	49,794	54,280	47,972
Gross profit	105,033	93,667	34,982
Operating expenses:
Selling and marketing	47,926	62,198	38,340
Research and development	71,558	77,956	50,675
General and administrative	33,577	49,275	51,429
Impairment of intangible assets	-	208	714
Impairment of goodwill	-	-	46,864
Restructuring cost	-	3,475	6,354
Total operating expenses	153,061	193,112	194,376
Loss from operations	48,028	99,445	159,394
Other income	2,446	1,039	636
Exchange (loss) gain on offshore bank accounts	(1,769)	1,476	(2,277)
Interest income	20,029	12,778	12,677
Realized gain on short-term investments	4,317	56,022	139,265
Impairment of short-term investments	-	(2,098)	-
Impairment of equity method investments	-	(23,025)	-
Loss before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of tax	(23,005)	(53,253)	(9,093)
Income tax (expenses) benefit	(1,384)	3,980	(6,517)
(Loss) before earnings (loss) in equity method investments and noncontrolling interest, net of tax	(24,389)	(49,273)	(15,610)
Earnings (loss) in equity method investments, net of tax	(7,471)	20,317	49,015
Income (loss) from continuing operations	(31,860)	(28,956)	33,405
Discontinued operations:
Loss from the operations of the discontinued operations, net of tax benefits of $464, $3,473 and $321 for the years ended December 31, 2012, 2013 and 2014, respectively	(43,193)	(40,068)	(30,809)
Gain on deconsolidation of the subsidiaries, net of tax of $nil for the years ended December 31, 2012, 2013 and 2014, respectively	-	132,665	489
Gain on disposal of equity method investment, net of tax expense of $nil, $nil and $6,027 for the years ended December 31, 2012, 2013 and 2014, respectively	-	-	56,993
Gain (loss) from discontinued operations, net of tax expense (benefits) of $(464), $(3,473) and $5,706 for the years ended December 31, 2012, 2013 and 2014, respectively	(43,193)	92,597	26,673
Net income (loss)	(75,053)	63,641	60,078
Net loss attributable to the noncontrolling interest	27	92	382
Net income (loss) from continuing operations attributable to Renren Inc.	(31,833)	(28,864)	33,787
Net income (loss) from discontinued operations attributable to Renren Inc.	(43,193)	92,597	26,673
Net income (loss) attributable to Renren Inc.	$(75,026)	$63,733	$60,460

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2012	2013	2014

Net income (loss) per share:
Net income (loss) per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.03)	$(0.03)	$0.03
Diluted	$(0.03)	$(0.03)	$0.03

Net income (loss) per share from discontinued operations attributable to Renren Inc. shareholders
Basic	$(0.04)	$0.08	$0.03
Diluted	$(0.04)	$0.08	$0.03

Net income (loss) per share attributable to Renren Inc. shareholders:
Basic	$(0.07)	$0.06	$0.06
Diluted	$(0.07)	$0.06	$0.06

Weighted average number of shares used in calculating net income (loss) per share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,151,659,545	1,118,091,879	1,059,446,436
Diluted	1,151,659,545	1,118,091,879	1,067,631,709

Weighted average number of shares used in calculating net income (loss) per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,151,659,545	1,118,091,879	1,059,446,436
Diluted	1,151,659,545	1,130,739,922	1,067,631,709

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2012	2013	2014

Net income (loss)	$(75,053)	$63,641	$60,078

Other comprehensive (loss) income, net of tax:
Foreign currency translation	1,289	4,805	(5,039)
Net unrealized gain (loss) on available-for-sale investments, net of tax of $nil for the years ended December 31, 2012, 2013 and 2014, respectively	32,374	183,932	13,223
Transfer to statements of operations of realized gain on available-for-sale securities, net of tax of $nil for the years ended December 31, 2012, 2013 and 2014, respectively	(1,283)	(55,768)	(175,191)
Transfer to statements of operations as a result of other-than-temporary impairment of short-term investments, net of tax of $nil	-	2,098	-

Other comprehensive (loss) income	32,380	135,067	(167,007)

Comprehensive (loss) income	(42,673)	198,708	(106,929)
Less: Comprehensive loss attributable to noncontrolling interest	27	92	382

Comprehensive (loss) income attributable to Renren Inc.	$(42,700)	$198,800	$(106,547)

See the accompanying notes to consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of US dollars, except share data and per share data, or otherwise noted)

											Accumulated	Total
	Class A		Class B				Additional				other	Renren	Non-
	ordinary shares		ordinary shares		Treasury shares		paid-in	Subscription	Accumulated	Statutory	comprehensive	Inc.'s	controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	capital	receivable	deficit	reserves	income	equity	interest	equity

Balance at January 1, 2012	770,912,350	$771	398,763,450	$399	(18,267,684)	$(25,597)	$1,407,059	-	$(183,228)	$3,507	$7,334	$1,210,245	$300	$1,210,545
Stock-based compensation	-	-	-	-	-	-	10,897	-	-	-		10,897	-	10,897
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	32,380	32,380	-	32,380
Net loss	-	-	-	-	-	-	-	-	(75,026)	-	-	(75,026)	(27)	(75,053)
Provision of statutory reserves	-	-	-	-	-	-	-	-	(3,205)	3,205	-		-	-
Exercise of share option and restricted shares vesting	13,189,706	13	3,916,667	4	-	-	3,571	-	-	-	-	3,588	-	3,588
Repurchase of ordinary shares	(54,253,314)	(54)	-	-	(54,253,314)	(76,131)	1,100	-	-	-	-	(75,085)	-	(75,085)
Advances to shareholders	-	-	-	-	-	-	(1,605)	-	-	-	-	(1,605)	-	(1,605)
Cancellation of treasury shares	-	-	-	-	72,520,998	101,728	(101,728)	-	-	-	-	-	-	-
Acquisition 35% noncontrolling interest in Qingting	-	-	-	-	-	-	(250)	-	-	-	-	(250)	(287)	(537)
Share subscription receivables of JiehunChina	-	-	-	-	-	-	-	(229)	-	-	-	(229)	229	-

Balance at December 31, 2012	729,848,742	$730	402,680,117	$403	-	-	$1,319,044	$(229)	$(261,459)	$6,712	$39,714	$1,104,915	$215	$1,105,130
Stock-based compensation	-	-	-	-	-	-	16,138	-	-	-	-	16,138	-	16,138
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	135,067	135,067	-	135,067
Net income	-	-	-	-	-	-	-	-	63,733	-	-	63,733	(92)	63,641
Exercise of share option and restricted shares vesting	16,763,199	17	2,708,333	2	-	-	4,013	-	-	-	-	4,032	-	4,032
Repurchase of ordinary shares	(56,635,569)	(57)	-	-	-	-	(55,517)	-	-	-	-	(55,574)	-	(55,574)
Transfer Class B shares to Class A shares	100,000,000	100	(100,000,000)	(100)	-	-	-	-	-	-	-	-	-	-
Bad debt provision of share subscription receivables	-	-	-	-	-	-	-	229	-	-	-	229	-	229
Receipt of repayment from shareholder	-	-	-	-	-	-	1,605	-	-	-	-	1,605	-	1,605

Balance at December 31, 2013	789,976,372	$790	305,388,450	$305	-	-	$1,285,283	-	$(197,726)	$6,712	$174,781	$1,270,145	$123	$1,270,268
Stock-based compensation	-	-	-	-	-	-	23,604	-	-	-		23,604	-	23,604
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(167,007)	(167,007)	-	(167,007)
Net income	-	-	-	-	-	-	-	-	60,460	-	-	60,460	(382)	60,078
Exercise of share option and restricted shares vesting	10,792,736	11	-	-	-	-	2,748	-	-	-	-	2,759	-	2,759
Repurchase of ordinary shares	(80,728,137)	(81)	-	-	-	-	(87,242)	-	-	-	-	(87,323)	-	(87,323)
Balance at December 31, 2014	720,040,971	$720	305,388,450	$305	-	-	$1,224,393	-	$(137,266)	$6,712	$7,774	$1,102,638	$(259)	$1,102,379

The accompanying notes are integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net income (loss)	$(75,053)	$63,641	$60,078
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation expense	10,897	16,138	21,649
Gain on deconsolidation of subsidiaries	-	(132,665)	(489)
Gain on disposal of equity method investment	-	-	(56,993)
Depreciation and amortization	16,138	19,188	18,488
Exchange loss (gain) on offshore accounts	1,769	(1,476)	2,277
Impairment on intangible assets	-	208	15,461
Impairment on equity method investments	-	23,025	-
Impairment on short-term investments	-	2,098	-
Impairment on goodwill	-	-	46,864
Impairment on long lived assets	-	90	-
Provision for doubtful accounts-accounts receivable	1,357	813	2,090
Provision for other current assets	3,543	146	-
Provision for advance to supplier	1,020	252	305
Provision for subscription receivable	-	229	-
Loss (gain) on disposal of equipments	128	(86)	1,797
Gain on short-term investments and fair value change of derivatives	(4,317)	(56,022)	(139,265)
(Earnings) loss in equity method investments	7,471	(20,317)	(49,015)
Changes in operating assets and liabilities:
Accounts and notes receivable	(4,639)	1,631	(6,480)
Prepaid expenses and other current assets	4,199	(19,625)	(9,740)
Other non-current assets	(5,054)	(488)	3,164
Intercompany loan to Qianjun Technology (see Note 4.3)	-	-	21,831
Accounts payable	15,933	2,213	762
Amounts due from/to related parties	341	13,063	61,404
Accrued expenses and other payables	11,603	3,861	(6,509)
Deferred revenue and advance from customers	3,104	(848)	(1,195)
Other non-current liabilities	-	156	(152)
Income tax payable	(494)	1,054	1,614
Deferred income taxes	967	(8,472)	4,576
Capital distribution received from Japan Macro	-	19,158	63,917
Net cash provided by (used in) operating activities	(11,087)	(73,035)	56,439
Cash flows from investing activities:
(Increase) decrease in term deposits	150,911	58,235	(3,414)
Proceeds from sale of available for sale securities	81,136	118,958	415,528
Proceeds from sale of derivative financial instruments	1,297	959	80,861
Proceeds from principal return on Series 2012-A Senior Secured Refi Loan Notes	414	1,353	1,370
Proceeds from sale of subsidiary, net cash disposed	-	-	3,001
Proceeds from sale of equity method investment	-	-	46,484
Capital distribution received from equity method investees	-	-	74,721
Dividend received from available for sale securities	-	-	1,050
Purchase of available for sale securities	(140,677)	(88,681)	(129,407)
Purchase of derivative financial instruments	-	(1,999)	(118,470)
Purchase of equity method investments, call option and warrant	(55,155)	(20,000)	(212,763)
Purchase of cost method investment	-	(116)	(31,969)
Purchases of Series 2012-A Senior Secured Refi Loan Notes	(10,000)	-	-
Proceeds from disposal of equipment	-	338	386
Purchases of equipment and property	(39,639)	(29,077)	(8,028)
Purchases of intangible assets	(1,029)	(1,349)	(1,574)
Cash disposed of from deconsolidation of subsidiaries	-	(18,637)	-

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2012	2013	2014
Cash consideration received from disposition of Qingting	-	81	-
Loan to third parties	-	-	(8,561)
Net cash provided by (used in) investing activities	(12,742)	20,065	109,215
Cash flows from financing activities:
Repurchase of ordinary shares	(53,630)	(55,575)	(76,462)
Deposits for share repurchase	-	(10,860)	-
Proceeds from exercise of share options	1,898	2,913	2,514
Advances to nominee shareholders of Jiexi Haohe	(1,605)	-	-
Contribution from nominee shareholders of Jiexi Haohe	-	1,605	-
Proceeds from the issuance of promissory note issued to Nuomi Inc.	-	60,884	-
Repayment of promissory note issued to Nuomi Inc.	-	-	(60,884)
Consideration paid for acquiring 35% noncontrolling interest in Qingting	(555)	-	-
Net cash used in financing activities	(53,892)	(1,033)	(134,832)
Net increase (decrease) in cash and cash equivalents	(77,721)	(54,003)	30,822
Cash and cash equivalents at beginning of year	284,643	207,438	154,308
Effect of exchange rate changes	516	873	(2,105)
Cash and cash equivalents at end of year	$207,438	$154,308	$183,025
Supplemental schedule of cash flows information:
Income taxes paid	$481	$11	$11
Schedule of non-cash activities:
Non-cash capital contribution by noncontrolling shareholder of JiehunChina	$229	-	-
Payable for acquisition of property, plant and equipments included in accrued expenses and other liabilities	$847	$319	-
Acquisition of property, plant and equipments and other intangible assets through utilization of deposits	$5,391	$15,246	$1,514
Repurchase of ordinary shares through utilization of deposits	$21,455	-	$10,860

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Renren Inc. (the "Company"), incorporated in the Cayman Islands, and its consolidated subsidiaries, variable interest entities ("VIEs") and VIEs' subsidiaries (collectively referred to as the "Group") are primarily engaged in the operation of social networking internet platform ("SNS"), provision of online advertising services, internet value-added services ("IVAS"), including online talent show, VIP memberships and other IVAS, etc. and online gaming operations, through its platform, in the People's Republic of China (the "PRC").

As of December 31, 2014, Renren Inc.'s subsidiaries, VIEs and VIEs' subsidiaries are as follows:

	Later of date		Percentage of
	of incorporation	Place of	legal ownership
Name of Subsidiaries	or acquisition	incorporation	by Renren Inc.	Principal activities

Subsidiaries:
CIAC/ChinaInterActiveCorp ("CIAC")	August 5, 2005	Cayman Islands	100%	Investment holding
Renren-Jingwei Inc.	March 7, 2011	Cayman Islands	100%	Inactive
Link224 Inc.	May 31, 2011	Cayman Islands	100%	Investment holding
Renren Lianhe Holdings	September 2, 2011	Cayman Islands	100%	Investment holding
Wole Inc.	October 27, 2011	Cayman Islands	100%	Investment holding
JiehunChina Inc. ("JiehunChina")	June 14, 2011	Cayman Islands	85.43%	Investment holding
Renren Giant Way Limited ("Renren Giant Way")	May 17, 2012	Hong Kong	100%	Investment holding
Renren Finance, Inc.	December 15, 2014	Cayman Islands	100%	Inactive
Funall Technology Inc.	January 5, 2011	Cayman Islands	100%	Investment holding
Xin Ditu Holdings	September 7, 2011	Cayman Islands	100%	Investment holding
Renren Study Inc.	April 5, 2012	Cayman Islands	100%	Investment holding
Jingwei Inc. Limited	July 16, 2012	Cayman Islands	100%	Inactive
Happy Link Corporation Limited	May 7, 2011	Hong Kong	85.43%	Investment holding
Renren Game HongKong Limited ("Game HK")	March 8, 2012	Hong Kong	100%	Investment holding
Jupiter Way Limited ("Jupiter Way").	July 16, 2012	Hong Kong	100%	Inactive
Renren Game Japan Inc.	August 22, 2011	Japan	100%	Online Games
Renren Game Korea Co., Ltd	September 30, 2011	Korea	100%	Online Games
Funall Technology Development (Taiwan) Co., Ltd.	September 6. 2010	Taiwan	100%	Online Games
Renren Game USA Inc.	March 8, 2012	USA	100%	Online Games
Appsurdity Inc.	September 7, 2012	USA	100%	Internet business
Qianxiang Shiji Technology Development (Beijing) Co., Ltd. ("Qianxiang Shiji")	March 21, 2005	PRC	100%	Investment holding
Beijing Wole Information Technology Co. Ltd. ("Beijing Wole")	October 27, 2011	PRC	100%	Investment holding
Renren Game Network Technology Development (Shanghai) Co., Ltd. ("Renren Network")	November 30, 2012	PRC	100%	Investment holding
Beijing Jiexi Shiji Technology Development Co., Ltd. ("Jiexi Shiji")	April 26, 2012	PRC	85.43%	Investment holding
Renren Huijin (Tianjin) Technology Co., Ltd. ("Huijin")	October 10, 2012	PRC	100%	Investment holding
Joy Interactive (Beijing) Technology Development Co., Ltd.	April 24, 2013	PRC	100%	Online Games
Beijing Jingwei Sinan Information Technology Co., Ltd	May 22, 2014	PRC	100%	Investment holding

Variable Interest Entities:
Beijing Qianxiang Tiancheng Technology Development Co., Ltd. ("Qianxiang Tiancheng")	October 28, 2002	PRC	N/A	IVAS business
Shanghai Renren Games Technology
Development Co., Ltd. ("Renren Games").	November 15, 2012	PRC	N/A	Online Games
Jiexi Haohe (Beijing) Technology Development Co.,Ltd. ("Jiexi Haohe")	February 5, 2013	PRC	N/A	IVAS business
Beijing Jingwei Zhihui Information Technology Co., Ltd	March 19, 2014	PRC	N/A	Internet Business
Guangzhou Xiuxuan Brokers Co., Ltd.	September 22, 2014	PRC	N/A	IVAS business

Subsidiaries of Variable Interest Entities:
Beijing Qianxiang Wangjing Technology Development Co., Ltd. ("Qianxiang Wangjing")	November 11, 2008	PRC	N/A	Internet business
Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd. ("Shanghai Changda")	October 25, 2010	PRC	N/A	Internet business
Beijing Wole Shijie Information Technology Co., Ltd. ("Wole Shijie")	October 27, 2011	PRC	N/A	Technology development and service

Suzhou Sijifeng Internet Information Technology Development Co., Ltd.	March 22, 2012	PRC	N/A	Online Games
Beijing Qilin Wings Technology Development Co., Ltd..	January 16, 2013	PRC	N/A	Internet business
Tianjin Joy Interactive Technology Development Co., Ltd..	March 29, 2013	PRC	N/A	Online Games
Beijing Wanmen Education Technology Co., Ltd	May 19, 2014	PRC	N/A	Internet Business
Beijing Zhenzhong Interactive Information Technology Co., Ltd	December 23, 2014	PRC	N/A	Internet Business

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, online advertising services, online game and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, the Company currently conducts substantially all of its businesses through two VIEs and their respective subsidiaries including Qianxiang Tiancheng and Renren Games. Qianxiang Tiancheng is mainly engaged in the provision of online advertising and IVAS. Renren Games is primarily engaged in the provision of online gaming.

Qianxiang Shiji, a wholly owned subsidiary of CIAC ("WFOE"), Renren Network, a wholly owned subsidiary of Game HK ("WFOE"), entered into a series of contractual arrangements with the VIEs that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs' financial results of operations, assets and liabilities in the Company's consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIEs, the Company believes the Company's rights under the terms of the exclusive option agreement and power of attorney are substantive given the substantive participating rights held by Softbank as it relates to operating matters, which provide it with a substantive kick out right.

More specifically, the Company believes the terms of the contractual agreements are valid, binding and enforceable under PRC laws and regulations currently in effect. In particular the Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the exclusive option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive option agreement. A simple majority vote of the Company's board of directors is required to pass a resolution to exercise the Company's rights under the exclusive option agreement, for which Mr. Joe Chen's consent is not required. The Company's rights under the exclusive option agreement give the Company the power to control the shareholders of the VIEs and thus the power to direct the activities that most significantly impact VIEs' economic performance. In addition, the Company's rights under the powers of attorney also reinforce the Company's abilities to direct the activities that most significantly impact the VIEs' economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew service agreements and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIEs.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The VIEs hold the requisite licenses and permits necessary to conduct the Company's business.

The contractual agreements below provide the Company with the power to direct the activities that most significantly affect the economic performance of the VIEs and enable the Company to receive substantially all of economic benefits and absorb the losses of the VIEs.

(1)	Power of Attorney: WFOEs hold irrevocable power of attorney executed by the legal owners of the VIEs to exercise their voting rights on, including but not limited to dividend declaration, all matters at meetings of the legal owners of the VIEs and through such power of attorney has the right to control the operations of the VIEs. The power of attorney for Qianxiang Tiancheng will remain in force for ten years until December 22, 2020, and will be automatically renewed upon the extension of the terms of the relevant business operations agreements until the earlier of the following events: (i) nominee loses his/her position in WFOEs or WFOEs issue a written notice to dismiss or replace nominee; and (ii) the business operations agreements among WFOEs, VIEs and VIEs' shareholders terminate or expire. The power of attorney for Renren Games became effective on November 30, 2012 and will remain effective as long as Renren Games exist. Neither of the shareholders of Renren Games has the right to terminate or revoke the power of attorney without the prior written consent of Renren Network.

(2)	Business Operations Agreement: The business operations agreements specifically and explicitly grant WFOEs the principal operating decision making rights, such as appointment of the directors and executive management, of the VIEs.

The terms of the business operations agreements are ten years and will be extended automatically for another ten years unless WFOEs provide a 30-day advance written notice to VIEs and to each of VIEs' shareholders requesting not to extend the term three months prior to the expiration dates of December 22, 2020 and November 29, 2022, respectively. Neither VIEs nor any of VIEs' shareholders may terminate the agreements during the terms or the extensions of the terms.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Without the WFOEs' consent, VIEs' shareholders shall not transfer, donate, pledge, or otherwise dispose their equity shareholdings in VIEs in any way. The equity option agreement will remain in full force and effect until the earlier of: (i) the date on which all of the equity interests in VIEs have been acquired by the respective WFOE or its designated representative(s); or (ii) the receipt of the 30-day advance written termination notice issued by the respective WFOE to the shareholders of VIEs. The term of these agreements will be automatically renewed upon the extension of the term of the relevant exclusive equity option agreement.

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

The spouse of each of the shareholders of Renren Games has acknowledged that certain equity interests of Renren Games, held by and registered in the name of his/her spouse will be disposed of pursuant to the loan agreement, equity option agreement and equity interest pledge agreement of which they are respectively a party, and they will not take any action to interfere with such arrangement, including claiming that such equity interests constitute property or communal property between his/her spouse and himself/herself.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The term of each of agreement is ten years and will be extended automatically for another ten years unless terminated by the WFOEs. The WFOEs can terminate the agreement at any time by providing a 30-day prior written notice. VIEs are not permitted to terminate the agreements prior to the expiration of the terms by December 22, 2020 and November 29, 2022, unless the WFOEs fail to comply with any of its obligations under this agreement and such breach makes the WFOEs unable to continue to perform this agreement.

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

The term of the agreement will be extended for another five years with both parties' consents. The WFOEs may terminate the agreement at any time by providing a 30-day prior written notice. Any party may terminate the agreement immediately with written notice to the other party if the other party materially breaches the relevant agreement and fails to cure its breach within 30 days from the date it receives the written notice specifying its breach from the non-breaching party. The parties will review the agreement every three months and determine if any amendment is needed.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Risks in relation to the VIE structure

The Company and the Company's legal counsel believe that Qianxiang Shiji's and Renren Network's contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	Revoke the business and operating licenses of the WFOEs, the VIEs and their subsidiaries;
•	Discontinue or restrict the operations of any related-party transactions among the WFOEs, the VIEs and their subsidiaries;
•	Impose fines or other requirements on the WFOEs, the VIEs and their subsidiaries;
•	Require the Company or the WFOEs, the VIEs and their subsidiaries to revise the relevant ownership structure or restructure operations; and/or
•	Restrict or prohibit the Company's use of the proceeds of the additional public offering to finance the Company's business and operations in China.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The Company's ability to conduct its business including online advertising, online game, online talent show, other internet value added services and social commerce services (discontinued after the Company's deconsolidation of Nuomi in October 2013) may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs and the VIEs' subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and the VIEs' subsidiaries and shareholders, and it may lose the ability to receive economic benefits from the VIEs and the VIEs' subsidiaries.

Certain shareholders of the VIEs are also shareholders of the Company. The interests of the shareholders of the VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company's favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as beneficial owners and directors of the VIEs. The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of the VIEs as beneficial shareholders of the VIEs should they act to the detriment of the Company. The Company relies on the current shareholders of VIEs whom also are directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of Cayman Islands and act in the best interest of the Company or that conflicts will be resolved in our favor. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company's ability to control the VIEs also depends on the power of attorney that Qianxiang Shiji and Renren Network have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements after elimination of intercompany balances and transactions between the offshore companies, WFOEs, VIEs and VIEs’ subsidiaries. As of December 31, 2013 and 2014, the balance of the amount payable by the VIEs and their subsidiaries to the WFOEs related to the service fees were $nil and $2,264, respectively and was eliminated upon consolidation.

	As of December 31,
	2013	2014

Cash and cash equivalents	$25,710	$28,865
Term deposits	-	16,117
Accounts and notes receivable, net	17,526	18,025
Prepaid expenses and other current assets	13,958	16,614
Amounts due from related parties	68,661	520
Deferred tax assets-current	628	-
Total current assets	126,483	80,141
Property and equipment, net	17,535	6,840
Intangible assets, net	1,337	2
Goodwill	757	-
Long-term investments	2,648	3,218
Deferred tax assets-non-current	7,598	-
Other non-current assets	5,977	2,327
Total non-current assets	35,852	12,387
Total assets	$162,335	$92,528
Accounts payable	$9,002	$5,176
Accrued expenses and other payables	29,463	16,324
Amounts due to related parties	178	303
Deferred revenue and advance from customers	8,003	6,212
Income tax payable	2,066	3,165
Total current liabilities	48,712	31,180
Other long-term liabilities	156	-
Total liabilities	$48,868	$31,180

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	Years ended December 31,
	2012	2013	2014

Net revenue	$152,730	$142,891	$78,419
Loss from continuing operations	$(25,819)	$(50,770)	$(61,683)
Loss from discontinued operations	$(42,153)	$(40,383)	$(30,809)

	Years ended December 31,
	2012	2013	2014

Net cash provided by operating activities	$21,101	$11,820	$24,502
Net cash used in investing activities	$(21,411)	$(7,457)	$(20,696)
Net cash provided by financing activities	$1,050	$8,133	-

The VIEs contributed an aggregate of 98.6%, 96.6% and 94.5% of the consolidated net revenues for the years ended December 31, 2012, 2013 and 2014, respectively. The VIEs hold domain names, trade mark and various licenses, including value-added telecommunications business operating license, ICP license, BBS Permits and Audio/Video Program Transmission License, etc., upon which the Company's business depends. A substantial majority of the Company's employees that provide the Company's services are hired by the VIEs, and the VIEs lease a substantial majority of the properties where the Company's services are delivered. As of the fiscal years ended December 31, 2013 and 2014, the VIEs accounted for an aggregate of 11.7% and 8.1%, respectively, of the consolidated total assets, and 42.3% and 66.7%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents and term deposits in offshore accounts, short-term investments and long-term investments.

There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and can only be used to settle the VIEs' obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 24 for disclosure of restricted net assets.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Certain accounts and balances in the 2013 and 2014 consolidated financial statements and the related notes have been retrospectively adjusted to reflect the effect of discontinued operations as described in Note 5.

Principles of consolidation

The consolidated financial statements of the Company include the financial statements of Renren Inc., its subsidiaries, its VIEs and VIEs' subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's consolidated financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts receivables, share-based compensation, deferred tax valuation allowance, income taxes, impairment of goodwill and indefinite-lived intangible assets, fair value of derivative financial instruments, impairment of long-term and short-term investments.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1-inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

•	Level 2-inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3-inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Investments

(1)           Short-term investments

The Company's short-term investments comprise marketable securities which are classified as available-for-sale and held-to-maturity and derivative financial instruments that are regarded as assets. The available-for-sale investments are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income in equity. Short-term investments with contractual maturity dates less than one year are classified as held-to-maturity measured at amortized costs when the Company has the positive intent and ability to hold the securities to maturity. The Company's derivative financial instruments are measured at fair value. The changes in fair value of those derivative instruments are recognized as gain or loss if such derivative instruments are not qualified for hedge accounting.

The Company reviews its available-for-sale short-term investments for other-than-temporary impairment ("OTTI") based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investment's fair value, the Company considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Company's intent and ability to hold the investment. The Company separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security's amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in the consolidated statements of comprehensive income (loss) if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

(2)           Long-term investments

Equity method investments

Investment in an entity where the Company can exercise significant influence, but not control, is accounted for using the equity method. Under the equity method, the investment is initially recorded at cost and adjusted for the Company's share of undistributed earnings or losses of the investee. Investment losses are recognized until the investment is fully written down as the Company does not guarantee the investee's obligations nor it is committed to provide additional funding.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Investments - continued

(2)           Long-term investments - continued

Equity method investments - continued

When the Company's carrying value in an equity method affiliated company is reduced to zero, no further losses are recorded in the Company's consolidated financial statements unless the Company guaranteed obligations of the affiliated company or has committed additional funding. When the affiliated company subsequently reports income, the Company will not record its share of such income until it exceeds the amount of its share of losses not previously recognized.

The management regularly evaluates the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee's cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Warrants and purchased call options

The warrants and purchased call options represent the financial instruments purchased by the Company to acquire additional equity interest if the counterparties fulfilled certain conditions during certain period of time. The warrants and purchased call options are recorded at fair value at the acquisition date and carried at cost less impairment.

Cost method investments

For investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and recognizes income as any dividends declared from distribution of investee's earnings. The Company reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment's cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

Held-to-Maturity investment

Held-to-maturity investment includes debt securities that the Company purchased from SoFi Lending Corp., which will mature on July 3, 2032 and has a fixed annual interest rate of 4%. The Company has the positive intent and ability to hold the securities to maturity. The Company's held-to-maturity investment is classified as long-term investments on the consolidated balance sheets based on their contractual maturity dates and are stated at their amortized costs.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Accounts and notes receivables and allowance for doubtful accounts

Accounts receivable represents those receivables derived in the ordinary course of business. Notes receivables are bank accepted drafts related to trade receivables of advertising revenue with a maturity less than six months. An allowance for doubtful accounts is provided based on aging analyses of accounts receivable balances, historical bad debt rates, repayment patterns and customer credit worthiness. No allowance is recorded for notes receivables as such balance is secured by the acceptance of the bank.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Intangible assets with indefinite lives

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of the fair values of assets and their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. For the years ended December 31, 2012, 2013 and 2014, the Company recorded impairment loss for indefinite-lived intangible assets from discontinued operations of $nil, $nil and $13,536, and from continuing operations of $nil, $nil and $122 respectively.

Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization. Depreciation and amortization is computed by the straight-line method.

The Company evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. The Company measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future undiscounted cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. For the years ended December 31, 2012, 2013 and 2014, the Company recorded impairment loss for intangible assets with definite life from discontinued operations of $nil, $nil and $nil, and from continuing operations of $nil, $208 and $1,803, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

Goodwill is not amortized, but tested for impairment upon first adoption and annually, or more frequently if event and circumstances indicate that they might be impaired.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, and assumptions that are consistent with the plans and estimates being used to manage the Company's business, estimation of the long-term rate of growth for the Company's business, estimation of the useful life over which cash flows will occur, and determination of the Company's weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

The Company performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. In estimating the fair value of each reporting unit the Company estimates the future cash flows of each reporting unit, the Company has taken into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information. The Company recorded $nil, $nil and $46,864 impairment charges of goodwill for the years ended December 31, 2012, 2013 and 2014, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

The Company principally enters into advertising placement contracts with advertisers' advertising agents and the Company offers volume rebates to certain advertisers' advertising agents. The Company recognizes estimated rebates as the reduction of revenues based on a systematic and rational allocation of the cost of honoring rebates earned and claimed to each of the underlying revenue transactions that results in progress by the customer toward earning the rebate or refund. Estimation of the total rebate is based on the estimates of the sales volume to be reached based on the historic experience of the Company. If amounts of future rebates cannot be reasonably estimated, a liability will be recognized for the maximum potential amount of the rebates.

Online game revenues

The Company generates revenues from the provision of online game, primarily web-based online game services. The online games can be accessed and played by end users free of charge but the end users may choose to purchase in-game merchandise or premium features to enhance their game playing experience using virtual currencies. The end users can purchase virtual currencies by making direct online payments or purchasing prepaid cards ("PP-Cards"). The Company uses on-line payment services operated by independent service providers and pays a fee for such services. Net proceeds received from these service providers after deduction of service fees are recorded as deferred revenues. The Company sells PP-Cards through distributors at a discount to the face value of the PP-Card. As the Company does not have control over and generally does not know the ultimate selling price of the PP-Cards sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as deferred revenues.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition - continued

Online game revenues - continued

End users consume virtual currencies by purchasing in-game merchandise or premium features online. The Company calculates the monetary value of each unit of virtual currency consumed using a moving weighted average method by dividing the total cumulative unrecognized deferred revenues by total unconsumed virtual currencies monthly in advance.

The Company categorizes in-game merchandise or premium features as either consumptive or permanent. For the consumptive in-game merchandise or premium features, revenues are recognized when the in-game merchandise or premium features are first used by the end users. For the permanent in-game merchandise or premium features, revenues are recognized ratably over the estimated average playing period of paying players for each applicable game, which represents the Company's best estimate of the estimated average life of permanent in-game merchandise or premium features.

In estimating the average playing period of paying players for each applicable game, the Company considers the charging data, which are affected by various factors such as acceptance and popularity of the game, the game updates and other in-game items, promotional events launched, future operating strategies and market conditions. Given the short operating history of the Company's online games, the estimated average playing period of paying players for each applicable game may not accurately reflect the actual lives of the permanent in-game merchandise or premium features in that game. The Company reviews, at least annually, the average playing period of paying players for all applicable games to determine whether the estimated lives for permanent in-game merchandise or premium features remain reasonable. Based on the Company's latest review, such estimated lives remain reasonable and have not changed significantly over time. The Company may revise its estimates as it continues to collect operating data, and refine its estimation process and results accordingly. All paying players' data in an applicable game collected since the launch date of such game are used to perform the relevant assessment for that applicable game.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition - continued

Online game revenues - continued

The Company also entered into revenue sharing agreements with various third-party game developers, under which the Company provides links of online games developed by those third-party game developers on the Company's platforms while the third-party game developers operate the games, including providing game software, hardware, technical support and customer services. All of the web games developed by third-party game developers can be accessed and played by game players on the Company's platforms without downloading separate software. The Company views the game developers to be its customers and considers its responsibility under such agreements to be that of distribution and payment collection for such games. The Company primarily collects payments from game players in connection with the sale of in-game currencies and remits the agreed-upon percentages of the proceeds to the game developers with the residual portion of such proceeds being deferred for revenue recognition until the estimated consumption date (the estimated date by which in-game currencies are consumed within the games for purchase of in-game merchandise or premium features), which is typically within a short period of time after the purchase of the in-game currencies. Purchase of in-game currencies is not refundable unless there is unused in-game currency at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenue generated by a game becomes insignificant.

Online talent show revenue ("Woxiu")

"Woxiu," which translates into "a show of your own" in Chinese, is a virtual stage the Company initially offers at 56.com platform and then at Renren platform after the completion of the disposition of 56.com (see Note 4.3), where grassroots musicians and performers can live-stream their performances and share with viewers. Fans of the performing user can chat along with the performer and other live audience and purchase consumable virtual items to show support to the performers.

All "Woxiu" live video shows are available free of charge and fans can purchase virtual items or features on the platform with virtual currencies to support their favorite performers. The number of virtual currencies consumed is kept track of by our operation system and will be deducted from users' accounts automatically when the virtual currencies are deemed as consumed. Revenue is recognized monthly based on the virtual currencies consumed. We pay the performers certain percentage of the amount of virtual currencies consumed. We recognize the total revenue on a gross basis, and the commission paid to the performers is recorded as cost of revenues. Similar to online game, the Company calculates the amount of revenues recognized for each unit of virtual currency consumed using moving weighted average method by dividing the total cumulative unrecognized deferred revenues by total unconsumed virtual currency.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition - continued

Social commerce services

Between June 2010 and October 2013, the Company was engaged in social commerce services through nuomi.com. Third-party merchants agree to provide Nuomi users discounted prices when pre-agreed amount of Nuomi users sign up for a deal consisting of particular products, services or events provided by the merchants. The Company recognizes revenue for the difference of the amounts it collects from Nuomi users and the amount the Company pays to the third-party merchants. The revenues are recognized when all following criteria are met: (i) the number of participating users reaches the minimum requirement of the merchants; (ii) the participating users have made their payments to the Company; (iii) the Company have released the electronic coupons for the agreed discounted prices to the participating users; and (iv) the electronic coupons have been consumed by the participating users. The payments received for unused coupons are initially recognized as other accounts payables and part of such balance is recognized as revenues when the above criteria have been met.

The third party merchants are responsible and liable for the quality of the products or services provided. The Company holds the right to claim reimbursements from the third party merchants or deduct from the amounts payable to them.

The Company no longer provides social commerce services since October 2013, when the Company deconsolidated Nuomi due to the loss in controlling financial interest in Nuomi (see Note 4.1).

Business taxes

The Company's PRC subsidiaries and VIEs are subject to business taxes at the rate of 3.36% for wireless value added services ("WVAS") revenue, 5.6% for games revenue and 8.6% for advertising revenue before a pilot value-added tax ("VAT") reform program was officially launched on January 1, 2012 ("Pilot Program") by the Chinese State Council. Businesses in the Pilot Program would pay VAT instead of business tax. The Company reports revenue net of business taxes. Business taxes deducted in arriving net revenue during 2012, 2013 and 2014 were $5,685, $2,663 and $1,267, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Value added taxes

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax ("VAT") reform program ("Pilot Program"), applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Program initially applied only to transportation industry and "modern service industries" ("Pilot Industries") in Shanghai and subsequently was expanded to ten other provinces and municipalities between August and December 2012. Since September 1, 2012, certain revenue generated from providing services which were previously subject to business tax became subject to VAT and related surcharges by various Chinese local tax authorities at rates ranging from 6.72% to 6.78%. VAT is also reported as a deduction to revenue when incurred and amounted to $8,980, $8,874 and $4,441 for the years ended December 31, 2012, 2013 and 2014, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other payables on the face of consolidated balance sheet.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2012, 2013 and 2014, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments

Financial instruments include cash and cash equivalents, term deposits, accounts and notes receivable, amounts due from/to related parties, short-term investments, derivative financial instruments, long-term investments, accounts payable and written put option.

The fair value of cash and cash equivalents, term deposits, amounts due from/to related parties and accounts payables approximate their carrying amounts reported in the consolidated balance sheets due to the short-term maturity of these instruments.

The short-term investments, derivative financial instruments and written put option are carried at fair value.

The long-term investments are carried at carrying value and held-to-maturity investments are carried at amortized cost. It is not practical to estimate the fair value of such investments because of the lack of quoted market price and the inability to estimate fair value without incurring excessive costs.

Research and development expenses

Research and development expenses are primarily incurred for development of new services, features and products for the Company's SNS, online games as well as further improve the Company's technology infrastructure to support these businesses. The Company has expensed all research and development costs when incurred.

Foreign currency translation

The functional and reporting currency of the Company is United States dollar ("US dollar"). The financial records of the Company's subsidiaries and VIEs located in the PRC, Japan, Taiwan, Hongkong and Korea are maintained in their local currencies, Renminbi ("RMB"), Japanese Yen ("JPY"), New Taiwan Dollar ("TWD"), Hong Kong Dollar ("HKD") and Korea Won ("KRW"), respectively, which are also the functional currencies of these entities.

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

The Company's entities with functional currency of RMB, TWD, HKD, KRW and JPY, translate their operating results and financial positions into US dollar, the Company's reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the statements of comprehensive (loss) income.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Comprehensive (loss) income

Comprehensive (loss) income includes net income or loss, unrealized gain (loss) on short-term investment and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive (loss) income.

Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Company recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods. Share options granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as the compensation costs over the estimated requisite service period, regardless of whether the market condition has been met.

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

Diluted earnings per ordinary share reflect the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Company had stock options, which could potentially dilute basic earnings per share in the future. For market-based stock awards, the options are included in the computation of diluted earnings per share if the market condition has been met at the end of reporting period. To calculate the number of shares for diluted income per share, the effect of share options is computed using the treasury stock method. Potential ordinary shares in the diluted net loss per share computation are excluded in periods of losses from continuing operations as their effect would be anti-diluted.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Accounting pronouncements newly adopted

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

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Company considers the adoption of this guidance does not have a significant effect on its consolidated financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Accounting pronouncements newly adopted - continued

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

This pronouncement applies to all entities that have unrecognized tax benefits when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists at the reporting date. The amendments in this pronouncement are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company considers the adoption of this guidance does not have a significant effect on its consolidated financial statements.

Recent accounting pronouncements not yet adopted

In April 2014, the FASB issued Accounting Standard Update ("ASU") 2014-08, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued-operations criteria. The new guidance eliminates the second and third criteria of discontinued operation in ASC 205-20-45-1 and instead requires discontinued-operations treatment for disposals of a component or group of components that represents a strategic shift that has or will have a major impact on an entity’s operations or financial results. The ASU also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale.

The ASU also requires entities to reclassify assets and liabilities of a discontinued operation for all comparative periods presented in the statement of financial position.

Regarding the statement of cash flows, an entity must disclose, in all periods presented, either (1) operating and investing cash flows or (2) depreciation and amortization, capital expenditures, and significant operating and investing noncash items related to the discontinued operation.

The ASU is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Recent accounting pronouncements not yet adopted - continued

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation-Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Recent accounting pronouncements not yet adopted – continued

In August, 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements. Further, an entity must provide certain disclosures if there is "substantial doubt about the entity's ability to continue as a going concern." The new standard is effective for fiscal years ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company does not expect the adoption of this guidance will have a significant effect on the Company's consolidated financial statements.

3.	SIGNIFICANT RISKS AND UNCERTAINTIES

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Company included aggregate amounts of $122,838 and $148,830 at December 31, 2013 and 2014, respectively, which were denominated in RMB.

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

There was no customer who accounted for 10% or more of total net revenue for the years ended December 31, 2012, 2013 and 2014.

Clients accounting for 10% or more of accounts receivables are as follows:

	As of December 31,
	2013		2014
	Amount	%	Amount	%

Client B	1,855	11.6	435	2.4

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DECONSOLIDATION OF SUBSIDIARIES

4.1 Deconsolidation of Nuomi Holdings Inc and its subsidiaries

Nuomi Holdings Inc and its subsidiaries (collectively the "Nuomi") primarily provided deep-discount localized social commerce services and products through Nuomi.com to Nuomi users. Entertainment, dining, health and beauty services made up the majority of its social commerce deals.

On August 23, 2013, the Company, Baidu Holdings Limited ("Baidu") and Nuomi Holdings Inc. ("Nuomi Inc"), entered into a share purchase agreement whereby Baidu would purchase the newly issued shares of Nuomi Inc. On a fully-diluted basis, upon the completion of the transaction on October 26, 2013, the Company's ownership of Nuomi Inc. was reduced to 31.61%. As a result, from October 26, 2013, the Company no longer retained power of control over Nuomi and accordingly deconsolidated Nuomi's financial statements from the Company's consolidated financial statements.

On October 26, 2013, the Company used equity method to account for the investment in Nuomi Inc at value of $63,626, which represented fair value of 31.61% equity interest in Nuomi Inc. and was determined by the Company with the assistance of an independent valuation firm. On the same date, the Company calculated a gain on loss of control of $132,821, which was recorded as "gain on deconsolidation of the subsidiaries" in the statements of operations. The gain on such deconsolidation is calculated as follows:

As of
October 26, 2013

Fair value of 31.61% shares in Nuomi Inc.	$63,626
Less: Cash and cash equivalents	18,310
Prepaid expenses and other current assets	26,417
Property and equipment, net	1,318
Other non-current assets	190
Accounts payable	(28,467)
Accrued expenses and other payables	(10,957)
Amounts due to Renren Inc.	(74,825)
Deferred revenue	(1,181)
Gain on deconsolidation of Nuomi Inc	$132,821

In February 2014, the Company sold the remaining 31.61% equity interest in Nuomi Inc. to Baidu in the amount of $68,066 with a gain of $56,993 (see Note 8). Therefore, the Company treated the operations of Nuomi as discontinued and presented the investment in Nuomi Inc. separately under the caption "Equity method investment-current" in current assets on the consolidated balance sheets as of December 31, 2013.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DECONSOLIDATION OF SUBSIDIARIES - continued

4.2 Deconsolidation of Beijing Qingting Technology Development Co. Ltd ("Qingting")

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

On October 31, 2013, the Company sold 60% equity interest of Qingting to an independent individual for a cash consideration of $81. Upon the completion of the transaction on October 31, 2013, the Company's ownership of Qingting was reduced to 40%. As a result, from November 1, 2013, the Company no longer retained power of control over Qingting and accordingly deconsolidated Qingting's financial statements from the Company's consolidated financial statements.

On October 31, 2013, the Company used equity method to account for the investment in Qingting at value of $160, which represents fair value of 40% equity interest in Qingting. On the same date, the Company calculated a loss on loss of control of $156, which is recorded as a deduction of "gain on deconsolidation of the subsidiaries" in the statements of operations. The loss on such deconsolidation is calculated as follows:

As of
October 31, 2013

Cash consideration received	$81
Fair value of 40% investment in Qingting	160
Less: Cash and cash equivalents	328
Prepaid expenses and other current assets	5
Property and equipment, net	64
Loss on deconsolidation of Qingting	$(156)

The operations of Qingting were treated as discontinued since October 2013.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DECONSOLIDATION OF SUBSIDIARIES - continued

4.3 Deconsolidation of Guangzhou Qianjun Internet Technology Co., Ltd. ("Qianjun Technology")

On October 28, 2014, the Company, the nominee shareholder of Qianjun Technology and a subsidiary of Sohu.com (“Sohu”), entered into a share purchase agreement, whereby Sohu would acquire 100% ownership of Qianjun Technology in the amount of $25,000, of which $21,831 was related to the repayment of intercompany loan provided by the Company to Qianjun Technology.

Upon the completion of the change of registration at Administration for Industry & Commerce, on December 1, 2014, the Company no longer retained power of control over Qianjun Technology and accordingly deconsolidated Qianjun Technology’s financial statement from the Company’s consolidated financial statements.

On December 1, 2014, the Company calculated a gain regarding such disposition as follows:

		As of
	Note	December 1, 2014

The proceed		$25,000
Less: The repayment of intercompany loan provided by
the Company		21,831
Net consideration		3,169
Less: Cash and cash equivalents		168
Other current assets		3,654
Property and equipment, net	(see Note 10)	2,347
Intangible assets, net		11,509
Goodwill	(see Note 13)	13,652
Other non-current assets		78
Income tax payable		(426)
Current liabilities		(8,426)
Amount due to Sohu related to the repayment of
intercompany loan		(21,831)
Net assets of Qianjun Technology		725
Less: Transaction related cost	(i)	1,955
Gain on deconsolidation of Qianjun Technology		$489

(i)

The transaction related cost represents the incremental cost resulting from the acceleration of the vesting of the nonvested restricted shares, which were granted to the employee of Qianjun Technology, to be fully vested on the disposition day (see Note 18).

As of December 31, 2014, out of total consideration of $25,000, $20,000 was received from Sohu and the remaining was accounted for as "other current assets" (see Note 7).

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	DISCONTINUED OPERATIONS

As described in Note 4, the operations of Nuomi, Qingting and Qianjun Technology were treated as discontinued operations. The operating results from discontinued operations included in the Company's consolidated statement of operations were as follows for the years ended December 31, 2012, 2013 and 2014.

	Year ended December 31,
	2012			2013			2014
			Qianjun			Qianjun		Qianjun
	Nuomi Inc.	Qingting	Technology	Nuomi Inc.	Qingting	Technology	Nuomi Inc.	Technology

Net revenue from discontinued operations	$16,451	$-	$4,808	$19,319	$-	$8,744	$-	$6,822
Loss from the operations of the discontinued operations, before income tax	27,295	216	16,146	28,378	959	14,204	-	31,130
Income tax expense	-	-	(464)	-	-	(3,473)	-	(321)
Loss from the operations of the discontinued operations, net of tax	27,295	216	15,682	28,378	959	10,731	-	30,809
Gain (loss) on deconsolidation of the subsidiaries	-	-	-	132,821	(156)	-	-	489

Gain on disposal of equity method investment, net of tax	-	-	-	-	-	-	56,993	-

Gain (loss) from the discontinued operations, net of tax	$(27,295)	$(216)	$(15,682)	$104,443	$(1,115)	$(10,731)	$56,993	$(30,320)

All notes to the accompanying consolidated financial statements have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable.

6.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	As of December 31,
	2013	2014

Accounts receivable	$17,101	$20,990
Allowance of doubtful accounts	(1,143)	(2,946)
Accounts receivable, net	$15,958	$18,044

Accounts receivable mainly represent amounts earned under advertising contracts at the respective balance sheet dates. These amounts become billable according to the contract term.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

6.	ACCOUNTS RECEIVABLE - continued

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2012	2013	2014

Balance at beginning of year	$224	$556	$1,143
Charge to expenses	325	812	2,090
Transferring out as a result of deconsolidation of subsidiaries	-	(2)	(247)
Write-off of accounts receivable	-	(249)	-
Exchange difference	7	26	(40)
Balance at end of year	$556	$1,143	$2,946

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of December 31,
	Note	2013	2014

Deposits of share repurchase	(i)	$10,860	$-
Advances to suppliers	(ii)	4,054	1,985
Receivables related to online gaming	(iii)	5,931	3,625
Interest income receivable	(iv)	2,869	5,526
Prepaid expenses		4,404	4,286
Other current assets		4,022	6,836
Rental deposits		1,940	1,850
Amount due from Sohu in relation to the disposition of Qianjun Technology	(4.3)	-	5,000
Loan to third parties	(v)	-	8,530
Total		$34,080	$37,638

(i)	The board of directors of the Company approved a series of share repurchase programs in September 2011, December 2012, June 2013 and June 2014, respectively, whereby the Company is authorized, but not obligated to repurchase its outstanding American Depositary Shares ("ADSs") through the broker from the open market within one year time period for each authorized program. The Company deposited $10,860 and $nil at the broker for the share repurchase as of December 31, 2013 and 2014, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS - continued

(ii)	Advances to suppliers were mainly comprised of prepayment to suppliers for purchasing fixed assets, contents and copyrights. Advances to suppliers were non-interest bearing and short-term in nature.

In the years ended December 31 2013 and 2014, the allowance of $252 and $305 were provided for the advances to game developers based on specific identification after considering repayment patterns and supplier credit worthiness.

(iii)	Receivables related to online gaming represents balances paid online by end users but held at a third party electronic payment service provider, which were in transition to the Company's bank accounts as of December 31, 2013 and 2014. The balances were received by the Company a few days after December 31, 2013 and 2014, respectively.

(iv)	Interest income receivable of $2,869 and $5,526 as of December 31, 2013 and 2014 mainly related to the earned and accrued interest of the term deposits with financial institutions during the year.

(v)	In December 2014, the Company entered into a loan agreement with Shenzhen Golden Axe Co., Ltd. pursuant to which, a short-term loan in the principal amount of $3,320 was provided by the Company. The loan bears interest of 5% per annum and was expected to be repaid within 12 months.

In October 2014, the Company entered into a loan agreement with Fameast Limited, pursuant to which, a short-term interest-free loan of $5,210 was provided by the Company. This loan was expected to be repaid no later than May 1st, 2015.

8.	SHORT-TERM INVESTMENTS AND EQUITY METHOD INVESTMENT-CURRENT

Available-for-sale securities

As of December 31, 2013 and 2014, the Company held following available-for-sale securities investments:

		As of December 31, 2013				As of December 31, 2014
			Gross	Other-than			Gross
			unrealized	-temporary	Carrying		unrealized	Carrying
	Note	Cost	gains	impairment	amount	Cost	losses	amount

Available-for-sale securities:
Equity securities	(i)	$77,506	$160,288	-	$237,794	$29,303	$(1,493)	$27,810
Corporate bonds	(ii)	64,818	187	(2,098)	62,907	-	-	-
Total		$142,324	$160,475	$(2,098)	$300,701	$29,303	$(1,493)	$27,810

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.	SHORT-TERM INVESTMENTS AND EQUITY METHOD INVESTMENT-CURRENT - continued

Available-for-sale securities - continued

The following table provides additional information on the realized gains and losses in relation to the sales of available-for-sale securities for the years ended December 31, 2012, 2013, and 2014. For the purpose of determining gross realized gains or losses, the initial cost of securities sold was based on specific identification.

		Year ended December 31, 2012			Year ended December 31, 2013			Year ended December 31, 2014
	Note	Proceeds	Initial costs	Gains (losses)	Proceeds	Initial costs	Gains	Proceeds	Initial costs	Gains

Equity securities	(i)	$6,097	$6,229	$(132)	$81,456	$25,950	$55,506	$352,733	$177,633	$175,100
Corporate bonds	(ii)	73,742	71,887	1,855	37,502	37,240	262	62,795	62,713	82
Total		$79,839	$78,116	$1,723	$118,958	$63,190	$55,768	$415,528	$240,346	$175,182

(i)	Equity securities

In 2013, the Company purchased several stocks at a cost of $48,899 and sold some stocks with cost of $25,950 and recognized $55,506 realized gain in the statement of operations.

In 2014, the Company purchased additional stocks at a cost of $129,407 and sold some stocks with cost of $177,633 and recognized $175,100 realized gain in the statement of operations. In addition, the company received stock dividend of $1,050 which was recognized as the realized gain of short-term investment.

(ii)	Corporate bonds

In 2013, the Company purchased several corporate bonds at cost of $39,782 and classified such corporate bonds as available-for-sale securities. A portion of corporate bonds was impaired because of the change of fair value and $2,098 was recognized as an impairment loss in accordance with the difference between the investment's cost and its fair value at December 31, 2013. In 2014, the Company sold all the Corporate bonds and recognized $82 as realized gain.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.	SHORT-TERM INVESTMENTS AND EQUITY METHOD INVESTMENT-CURRENT - continued

Derivative financial instruments

The company used derivative financial instruments in the forms of interest rate swap contracts, interest rate swaption contracts and a series of equity contracts and included these derivative instruments in its trading portfolio.

Such derivative instruments were not designated or qualified as hedging instruments, and accordingly were accounted for by fair value at each period end through the statement of operations.

The following table provides additional information of the fair value of each financial instruments at year end and of the realized gains or losses during the reporting periods.

	Assets (Liability) Derivatives		Realized Gains/(Losses)
	as of December 31,		for the years ended December 31,
	2013	2014	2012	2013	2014

Derivatives not designated as
hedging instruments:

Interest rate swaption-2013 batch	1,294	-	-	(705)	(1,302)
Interest rate swaption-2014 batch	-	1,937	-	-	(38,383)
Interest rate swap	-	(363)	-	-	(363)
Short call	-	-	1,297	959	10,919
Long call	-	-	-	-	(6,141)
Short put	-	-	-	-	(1,697)
Total	1,294	1,574	1,297	254	(36,967)

Equity method investment-current

As described in Note 4.1, the current portion of equity method investment represented 31.61% equity interest in Nuomi. In February 2014, the Company sold such equity method investment to Baidu in the amount of $68,066, of which $49,606 was received in fiscal year 2014 and the remaining will be settled on February 28, 2016 and was accounted for as "other non-current assets" as of December 31, 2014 (see Note 12). The transaction related cost of $3,122 and related tax of $6,027 were recognized as a deduction of the gain on disposal of equity method investment for the year ended December 31, 2014.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS

		As of December 31,
	Note	2013	2014

Equity method investments:
Social Finance Inc. ("SoFi")	(i)	$44,673	$67,490
Japan Macro Opportunities Offshore
Partners, LP ("JMOOP")	(ii)	48,119	59,860
Snowball Finance Inc. ("Snowball")	(iii)	-	33,613
Hayman Credes Offshore Fund, LP
("Hayman")	(iv)	-	30,000
Eall Technology Limited ("Eall")	(v)	-	17,879
Rise Companies Corp. ("Rise")	(vi)	-	16,025
Effective Space Solution ("ESS")	(vii)	-	4,730
Others	(viii)	4,223	48,553
Total equity method investments		97,015	278,150

Warrant:
Warrant of Snowball	(iii)	-	901

Cost method investments:
Hylink Advertising Co., Ltd. ("Hylink")	(ix)	2,478	2,417
StoreDot Ltd. ("StoreDot")	(x)	-	10,001
GoGo Tech Holdings Limited ("GoGo")	(xi)	-	8,100
Sirin Sarl ("Sirin")	(xii)	-	5,000
Others	(xiii)	116	8,982
Total cost method investments		2,594	34,500

Held-to-maturity investments:
Series 2012-A Senior Secured
Refi Loan Notes.	(xiv)	8,233	6,863
Total long-term investments		$107,842	$320,414

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

Equity method investments

(i)	In September 2012 and March 2014, the Company entered into agreements to purchase 5,573,719 Series B Preferred Shares and 6,014,304 Series D Preferred Shares issued by SoFi at a price of $8.791258 per Series B Share and $3.453 per Series D Share with a total consideration of $69,789. The Company held 26.68% and 24.62% equity interest of SoFi as of December 31, 2013 and 2014, respectively and recognized its share of loss in SoFi of $3,103 and gain of $2,028 for the years ended December 31, 2013 and 2014, respectively.

(ii)

In November 2011, February 2013 and January 2014, the Company invested $20,000, $20,000 and $40,000, respectively in JMOOP, which is a Cayman Islands exempted Limited partnership, and served as a limited partner. JMOOP is essentially a hedge fund that focuses on generating return for its partners through investments in the Japanese foreign currency exchange and credit markets. Pursuant to Subscription Agreement of JMOOP, once the general partner and a prospective investor agreed on the terms and investment objectives, the investor will subscribe for the agreed amount and become a limited partner of JMOOP. The general partner will create a new tranche within the fund for the new limited partner’s monies, and commence the investing activities for this tranche. There are multiple tranches within JMOOP and there is no restriction on the maximum size of the fund. The general partner is not required to obtain existing partners' consents for or notify the existing partners of the addition of new investors into the fund. Therefore, the Company is practically unable to track its percentage ownership regularly in the partnership’s capital. JMOOP reports the fair market value of the investment securities owned by the Company’s investment tranche on a monthly basis, and the Company recognizes the appreciation or depreciation on its investment in JMOOP based on such valuation report.

As of December 31, 2014, the Company held two individual partner accounts, “Tranche Y” and “Tranche W”, and accounted for them using equity method. The Company recognized its share of loss of $3,560, gain of $29,290 and gain of $55,978 for the years ended December 31, 2012, 2013 and 2014, respectively and recognized capital distributions of $19,158 and $84,057 in the years ended December 31, 2013 and 2014, respectively. As of December 31, 2014, capital distribution receivable of $419 was recorded as amount due from related party (see Note 19).

(iii)	In November 2014, the Company acquired 35,040,427 Series C Preferred Shares issued by Snowball at a price of $0.9988 per share. Meanwhile, the Company received a detachable preferred share warrant to (1) purchase additional up to 8,872,590 Series C Preferred Shares at a price of $1.6906 per share; (2) if Snowball issued subsequent equity securities, purchase such subsequent equity securities at a price of the lower of $1.6906 and the per share price paid by investors purchasing such subsequent equity securities.

The total consideration for the purchase of Series C Preferred Shares and warrant was $34,998, of which $901 was allocated to the value of warrant based on its fair value at the acquisition date.

(iv)	In December 2014, the Company invested $30,000 in Hayman which is a Cayman Islands exempted Limited partnership and served as a Limited Partner. The general partner of Hayman is Hayman Offshore Management Inc, which is also the general partner of JMOOP.

(v)	In September 2014, the Company entered into an agreement to purchase 5,321,428 Series B-1 Preferred Shares and 649,351 Series B-2 Preferred Shares issued by Eall at a price of $3.08 per Series B-1 Share and $2.62 per Series B-2 Share with a total consideration of $18,090. The Company held 18.77% equity interest of Eall and one board seat out of four as of December 31, 2014 and recognized its share of loss of $211 for the year ended December 31, 2014.

(vi)

In April 2014, the Company entered into an agreement to purchase 7,856,395 Series A Preferred Shares issued by Rise at a price of $2.1872 per share with a total consideration of $17,183. The Company held 35.6% equity interest of Rise as of December 31, 2014.

(vii)

In December 2014, the Company entered into an agreement with ESS to purchase 3,333,333 Ordinary Shares at the price of $1.20 per share with total cash consideration of $4,000. Since the Company held 25% equity interest of ESS as of December 31, 2014 and was able to exert significant influence over ESS, the investment was accounted for using equity method.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

Equity method investments - continued

Meanwhile, the Company was granted a call option to invest additional $7,000 within next 18 months to acquire additional ordinary shares at a per share price determined on the basis of ESS’s valuation of $30,000. Since the fair value of this call option was immaterial at the purchase date, it was recorded aggregately with the cost of equity method investment.

Besides, the Company wrote an option, which allows ESS to request additional investment of $7,000 from the Company if the aggregate amount of pre-sale letters received by ESS from its potential clients exceeded $10,000 during next 3 years. Such written put option was separately recorded based on its fair value of $730 at the purchase date under the caption of "Other non-current liabilities" on the consolidated balance sheets as of December 31, 2014.

(viii)	Others represents other equity method investments with individual carrying amount less than $15,000 as of December 31, 2013 and 2014, respectively.

The summarized financial information of the equity method investments were as follows:

	As of December 31,
	2013	2014

Total current assets	$76,508	$318,629
Total assets	$471,322	$898,713
Total current liabilities	$21,291	$47,999
Total liabilities	$225,822	$412,806

	For the years ended December 31,
	2012	2013	2014

Net revenues	$7,881	$145,745	$118,814
Gross profits	$5,371	$138,168	$105,193
Net (income) loss	$64,139	$(83,431)	$(30,696)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

Cost method investments

(ix)

In April 2011, the Company acquired 2% equity interest of Hylink at total cash consideration of $2,381. Hylink is mainly engaged in advertising agency service. The Company had no seat in Board and was not able to exercise significant influence over the operating and financial decisions of Hylink, and thus the Company used the cost method to account for its investment.

(x)

In August 2014, the Company entered into an agreement to purchase Series B Preferred Shares issued by StoreDot at total cash consideration of $10,001 and held 6.06% equity interest of StoreDot. The Company had no seat in Board and was not able to exercise significant influence over the operating and financial decisions of StoreDot, and thus the Company used the cost method to account for its investment.

(xi)

In November 2014, the Company entered into an agreement to acquire 10% equity interest of GoGo with a total consideration of $8,100. The Company had no seat in Board and was not able to exercise significant influence over the operating and financial decisions of GoGo, and thus the Company used the cost method to account for its investment.

(xii)	In November 2014, the Company entered into an agreement to provide $5,000 loan to Sirin. The loan bears interest at an annual rate of LIBOR plus 2%. The sum of the principal and the interest would be automatically converted into Sirin's equity securities upon the occurrence of performance conditions or within 36 months.

(xiii)	Others represents other cost method investments with individual carrying amount less than $3,000 as of December 31, 2013 and 2014, respectively.

Held-to-Maturity investments

(xiv)

In July 2012, the Company entered into a Note Purchase Agreement with SoFi Lending Corp., a subsidiary of SoFi, to purchase $10,000 Series 2012-A Senior Secured Refi Loan Notes issued by SoFi Lending Corp. The loan has a maturity date of July 3, 2032 and a fixed annual interest rate of 4% with no redemption feature. The Company has the positive intent and ability to hold the investments to maturity. The Company received monthly payments, including return of the principal of $1,353, $1,370 and earned interest of $248, $211 from SoFi Lending Corp. for the years ended December 31, 2013 and 2014.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2013	2014

Building	$34,395	$33,558
Computer equipment and application software	61,857	49,206
Furniture and vehicles	1,267	664
Leasehold improvements	5,425	5,585
	$102,944	$89,013
Less: Accumulated depreciation	$(44,294)	$(45,233)
Less: Accumulated impairment loss	(90)	(90)
	$58,560	$43,690

Depreciation expenses from continuing operations were $11,389, $14,539 and $14,975 and from discontinued operations were $2,494, $3,031and $2,370, for the years ended December 31, 2012, 2013 and 2014, respectively.

Impairment loss from continuing operations were $nil, $90 and $nil for the years ended December 31, 2012, 2013 and 2014, respectively. No impairment loss was incurred from discontinued operations for the respective years.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

11.	ACQUIRED INTANGIBLE ASSETS, NET

The gross carrying amount, accumulated amortization and net carrying amount of the intangible assets were as follows:

	As of December 31,
	2013	2014
Intangible assets:
Domain name, trademarks and online licenses	$25,001	$122
Operating platforms and technology	1,264	363
Game license, webgame cooperation agreement and content copyright	5,278	5,668
User generated content	1,395	-
Customer and broadcasters relationship	793	-
Login users and registered user list	635	169
Non-compete agreement	195	-
	$34,561	$6,322
Less: Accumulated amortization
Operating platforms and technology	$(936)	$(363)
Game license, webgame cooperation agreement and content copyright	(3,773)	(3,669)
User generated content	(931)	-
Customer and broadcasters relationship	(582)	-
Login users and registered user list	(575)	(169)
Non-compete agreement	(159)	-
	$(6,956)	$(4,201)
Less: Accumulated impairment
Domain name, trademarks and online licenses	$-	$(121)
Game license, webgame cooperation agreement and content copyright	(208)	(1,998)
	$(208)	$(2,119)
Intangible asset, net	$27,397	$2

Impairment loss from continuing operations were $nil, $208 and $1,925, and from discontinued operations were $nil, $nil and $13,536, respectively for the years ended December 31, 2012, 2013 and 2014. Out of the impairment loss from continuing operations of $1,925 for the year ended December 31, 2014, $1,211 was included in restructuring cost due to an online game’s internal restructuring and $714 was disclosed as impairment of intangible assets.

Amortization expenses from continuing operations were $332, $558 and $666 and from discontinued operations were $1,873, $1,060 and $477 for the years ended December 31, 2012, 2013 and 2014, respectively.

As stated in Note 13, on September 30, 2014, the Company performed an interim impairment test on Goodwill. To get the implied fair value of goodwill, the Company allocated the fair value of Renren reporting unit to each of the assets and liabilities in this reporting unit, including indefinite-lived intangible assets. As a result, the indefinite-lived intangible assets was reduced from $24,536 to $11,000, which was determined using discounted cash flow ("DCF") method of the income approach applying assumptions including financial forecast developed by the Company for the planning purpose, terminal growth rate of 3%, discount rate of 19% and annual risk free rate of 4%.

In subsequent, due to the disposition of Qianjun Technology on December 1, 2014 (see Note 4.3), the intangible assets including both indefinite-lived and definite-lived intangible assets, which are associated with Qianjun Technology and its online video business were disposed of with a total gross amount of $28,778, accumulated amortization of $3,733 and accumulated impairment loss of $13,536, representing a net intangible assets of $11,509.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

12.	OTHER NON-CURRENT ASSETS

		As of December 31,
	Note	2013	2014

Receivable related to the disposition of equity method investment in Nuomi	(8)	$-	$18,460
Employee housing loan	(i)	3,797	1,734
Rental deposit		1,896	1,259
Restricted cash, non-current		322	314
Long-term deferred expense		49	-
Suppliers deposit		720	77
Total		$6,784	$21,844

(i)	The balance represents the interest-bearing long-term loans to employees provided by the Company during the period from late 2011 to early 2013. Such program was suspended in 2013.

13.	GOODWILL

The Company tested goodwill for impairment at the reporting unit level, which is the same as reportable segment. Goodwill is only associated with "Renren" reporting unit. The changes in carrying amounts of goodwill for the years ended December 31, 2013 and 2014 were as follows:

		As of December 31,
	Note	2013	2014

Gross amount:
Beginning balance		$60,298	$62,032
Disposal	(4.3)	-	(61,141)
Exchange difference		1,734	(891)
Ending balance		62,032	-
Accumulated impairment loss:
Beginning balance		(625)	(625)
Charge for the year		-	(46,864)
Disposal	(4.3)	-	47,489
Ending balance		(625)	-
Goodwill, net		$61,407	$-

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.	GOODWILL - continued

In view of the declining performance of Renren reporting unit and the reallocating of resources to new business areas, the Company performed an interim impairment test on September 30, 2014 and wrote down its carrying amount to its fair value of $13,700 and recognized an impairment loss of $46,864 for the year ended December 31, 2014. The fair value at this interim test was determined based on the discounted cashflow ("DCF") method of the income approach applying assumptions including terminal growth rate of 3%, discount rate of 19% and annual risk free rate of 4%.

As stated in Note 4.3, on December 1, 2014, the Company completed the disposition of Qianjun Technology, which is also included in Renren reporting unit. The amount of goodwill allocated to the business disposed of was determined based on the relative fair value of disposed business and the remained portion in Renren reporting unit, which is close to the remaining carrying amount of goodwill of $13,652.

14.	ACCRUED EXPENSES AND OTHER PAYABLES

		As of December 31,
	Note	2013	2014

Employee payroll and welfare payables		$9,168	$6,175
Other tax payable		7,510	7,256
Accrued professional, marketing and leasing fees		8,897	3,889
Other payables		6,397	6,291
Liability for advance payment of unvested options		166	-
Accrued advertising sales rebate		505	91
Accrued restructuring liabilities	(i)	671	392
Total		$33,314	$24,094

(i)

The accrued restructuring liabilities represent the accrued severance package and the payables to the counterparties of business contracts in associate with online game service. During 2013 and 2014, the Company restructured the games segment by disposition of the games development activities and focuses on games distribution and operations. Whereas, a number of employment contracts and certain business contracts were terminated. As such, the Company accrued restructuring expenses of $3,475 and $2,619 and paid $2,804 and $2,898 in 2013 and 2014, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.	INCOME TAXES

The Company, CIAC, Renren-Jingwei Inc, Link224 Inc., Renren Lianhe Holdings, Wole Inc., JiehunChina Inc., Funall Technology Inc., Xin Ditu Holdings, Renren Study Inc., Jingwei Inc. Limited, Renren Finance Inc. are all incorporated in the Cayman Islands. They are tax-exempted under the tax laws of the Cayman Islands.

Qianxiang Wangjing, incorporated in the PRC on November 11, 2008, qualified as a "software enterprise" in 2009, and therefore was entitled to a two-year exemption starting from the commencement of the profitable year 2009, followed by a 50% reduction in tax rates for the succeeding three years in accordance with the EIT Law if Qianxiang Wangjing qualified for renewal and filed an annual qualification status update to the tax authority. In 2013, Qianxiang Wangjing did not file such report and accordingly was not entitled to such tax reduction from 2013.

Shanghai Changda, incorporated in the PRC on October 25, 2010, qualified as a "software enterprise" in 2010, and therefore was entitled to a two-year exemption starting from the commencement of the profitable year 2011, followed by a 50% reduction in tax rates for the succeeding three years in accordance with the EIT Law if Shanghai Changda qualified for renewal and filed an annual qualification status update to the tax authority. In 2013, Shanghai Changda did not file such report and accordingly was not continually entitled to such tax reduction from 2013.

Renren Games, incorporated in the PRC on November 15, 2012, qualified as a "software enterprise" in 2013, and therefore was entitled to a two-year exemption starting from the commencement of the profitable year 2013, followed by a 50% reduction in tax rates for the succeeding three years in accordance with the EIT Law.

Other subsidiaries and VIEs of the Company domiciled in the PRC were subject to 25% statutory income tax rate in the years presented.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.	INCOME TAXES - continued

The EIT Law includes a provision specifying that legal entities organized outside PRC will be considered residents for Chinese income tax purposes if their place of effective management or control is within PRC. If legal entities organized outside PRC were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income from legal entities organized outside PRC earned to be subject to PRC's 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. reside within PRC.

Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside PRC should be characterized as PRC residents for EIT Law purposes.

Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have a tax treaty with PRC.

The Company's subsidiaries and VIEs located in the PRC had aggregate accumulated deficits as of December 31, 2014. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2014.

The current and deferred component of income tax expenses (benefits) which were substantially attributable to the Company's PRC subsidiaries and VIEs and VIEs' subsidiaries, are as follows:

	Years ended December 31,
	2012	2013	2014

Current income tax expense	$7	$1,019	$1,620
Deferred income tax expense (benefit)	1,377	(4,999)	4,897
Total income tax expense (benefits)	$1,384	$(3,980)	$6,517

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.	INCOME TAXES - continued

The principal components of the deferred tax assets and liabilities were as follows:

	As of December 31,
	2013	2014

Current deferred tax assets
Provision for doubtful accounts	$484	$1,583
Accrued payroll and welfare	1,763	1,474
Accrued liabilities-current	1,894	1,551
Impairment of intangible assets	52	272
Less valuation allowance	(3,565)	(4,880)
Current deferred tax assets, net	$628	$-
Non-current deferred tax assets
Accrued liabilities-non-current	$56	$5
Excessive advertising fee-non-current	791	1,304
Excessive employee education fee-non-current	-	74
Net operating loss carry forwards	42,606	54,577
Less valuation allowance	(35,855)	(55,960)
Non-current deferred tax assets, net	$7,598	$-
Non-current deferred tax liabilities
Intangible assets	$(6,489)	$-
Non-current deferred tax liabilities	$(6,489)	$-

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.	INCOME TAXES - continued

The Company operates through multiple subsidiaries and VIEs and VIEs' subsidiaries. The valuation allowance is considered on each individual entity basis. The subsidiaries and VIEs and VIEs' subsidiaries registered in the PRC have total deferred tax assets related to net operating loss carry forwards of $42,606 and $54,577 as of December 31, 2013 and 2014, respectively. The Company assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2014, valuation allowances were established because the Company believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

Reconciliation between the income taxes expense (benefits) computed by applying the PRC tax rate to loss before the provision of income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2012	2013	2014

Income (loss) before provision of income tax	$(23,005)	$(53,253)	$(9,093)
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory tax rate	(5,751)	(13,313)	(2,273)
Taxable deemed interest income from inter-company interest-free loans	1,864	4,427	6,276
Non-deductible loss and other expenses not deductible for tax purposes	8,526	2,887	582
Effect of income tax exemption of the Company in the Cayman Islands	(5,060)	(3,911)	(18,293)
Effect of tax holidays	(9,846)	(4,718)	(1,707)
Changes in valuation allowance	11,651	10,648	21,932
Income tax expenses (benefits)	$1,384	$(3,980)	$6,517

If the tax holidays were not available, income taxes provision and net income (loss) per share would have been as follows:

	Years ended December 31,
	2012	2013	2014

Provision for income taxes	$11,230	$738	$8,224

Net income (loss) per ordinary share from continuing operations attributable to Renren Inc. shareholders
- basic	$(0.04)	$(0.03)	$0.03
- diluted	$(0.04)	$(0.03)	$0.03

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.	INCOME TAXES - continued

The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2012, 2013 and 2014, respectively. The Company did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2014.

Since January 1, 2008, the relevant tax authorities have not conducted a tax examination on PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2010 to 2014 of the Company's PRC subsidiaries and VIEs and VIEs' subsidiaries remain subject to tax audits as of December 31, 2014, at the tax authority's discretion.

16.	ORDINARY SHARES

Under a series of share repurchase programs approved by the Company's board of directors on September 29, 2011, December 26, 2012, June 28, 2013 and June 28, 2014, during the years ended December 31, 2012, 2013 and 2014, the Company repurchased 54,253,314, 56,635,569 and 80,728,137 ordinary shares for total considerations of $53,630, $55,575 and $87,323, respectively.

As of December 31, 2014, the Company is authorized to continue its repurchase up to $57,317 worth of its issued and outstanding ADSs in open-market transactions on NYSE by June 27, 2015.

17.	FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value on a recurring basis

The Company measured its financial assets and liabilities including short-term investments and written put option at fair value on a recurring basis as of December 31, 2013 and 2014.

The short-term investments included the investments in equity securities and corporate bonds that were traded publicly in the open market and were valued based on the quoted market price.

The Company's derivative financial instruments were classified as Level 2, as they were not actively traded and were valued using pricing models that used observable market inputs. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the periods presented.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.	FAIR VALUE MEASUREMENTS - continued

Assets and liabilities measured at fair value on a recurring basis - continued

The following table summarizes the Company's financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2013 and 2014, respectively:

	As of December 31, 2013				As of December 31, 2014
	Fair Value Measurement at the Reporting Date using				Fair Value Measurement at the Reporting Date using
	Quoted price in	Significant			Quoted price in	Significant
	active markets	other	Significant		active markets	other	Significant
	for identical	observable	unobservable		for identical	observable	unobservable
	assets	inputs	in puts		assets	inputs	in puts
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Available-for-sale investments:
Equity securities	$237,794	$-	$-	$237,794	$27,810	$-	$-	$27,810
Corporate bonds	62,907	-	-	62,907	-	-	-	-
Derivative financial instruments:
Interest rate swaptions	-	1,294	-	1,294	-	1,937	-	1,937
Interest rate swap	-	-	-	-	-	(363)	-	(363)
Written put option	-	-	-	-	-	-	(730)	(730)
Total	$300,701	$1,294	$-	$301,995	$27,810	$1,574	$(730)	$28,654

The following table provides additional information about the reconciliation of the fair value measurements of written put option using significant unobservable inputs (level 3) from December 31, 2013 to December 31, 2014.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance at December 31, 2013	$-
Initial recognition	(730)
Change in fair value	-
Balance at December 31, 2014	$(730)

Available-for-sale equity securities were valued using the market approach based on the quoted prices in active markets at the reporting date.

Derivative financial instruments were valued based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data.

The written put option was valued using the Binomial pricing model. The calculation was based on the exercise price of $2.25 per share, annual risk free rate of 1.61%, dividend yield of 0% and volatility of 32%.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.	FAIR VALUE MEASUREMENTS - continued

Assets measured at fair value on a nonrecurring basis

The Company measured its property and equipment, goodwill and other intangible assets, long-term investments at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

The following table sets forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2013 and 2014:

		Fair value measurements at reporting date using					Fair value measurements at reporting date using
		As of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses

Intangible assets-game licenses and domain name	(i)	$-	$-	$-	$-	$208	$-	$-	$-	$-	$1,925
Equity method investment-Mapbar	(ii)	2,414	-	-	2,414	19,012	-	-	-	-	-
Equity method investment-Gaoxue	(iii)	1,754	-	-	1,754	4,013	-	-	-	-	-

(i)

As of December 31, 2013 and 2014, the Company used income approach to measure the fair value of domain name in game sector and certain online game's licenses that were terminated due to an internal restructuring. Since such items no longer provided positive cash flows, they were fully impaired in the amount of $208 and $1,925 for the years ended December 31, 2014.

(ii)

As of December 31, 2013, the Company valuated the fair value of the investment in Mapbar using the cost approach. The significant unobservable inputs that were used in the valuation included the estimated recovery rate for the investee's assets. The range of estimated recovery rate was from 36% to 100%. As of December 31, 2014, the carrying amount of the investment in Mapbar was reduced to zero because of share of loss.

(iii)	As of December 31, 2013, the Company valuated the fair value of the investment in Gaoxue using the income approach. The significant unobservable inputs that were used in the valuation included:

Range
Estimated net revenues	13,022~52,944
Estimated terminal growth rate	3%
Discount rate	25%
Timing of cash flows	7 years

As of December 31, 2014, the investment in Gaoxue was not re-measured by fair value.

In addition, the Company measured the goodwill (see Note 13) and acquired indefinite-lived intangible assets (see Note 11) on a nonrecurring basis on September 30, 2014 using models with significant unobservable inputs (Level 3 inputs).

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	SHARE-BASED COMPENSATION

Stock options

The Company adopted 2003 Stock Incentive Plan (the "2003 Plan"), 2004 Stock Incentive Option Plan (the "2004 Plan"), 2005 Stock Incentive Plan (the "2005 Plan"), 2006 Equity Incentive Plan (the "2006 Plan"), 2008 Equity Incentive Plan (the "2008 Plan"), 2009 Equity Incentive Plan (the "2009 Plan"), 2011 Share Incentive Plan (the "2011 Plan") and the Equity Incentive Plan specifically for Games segment (the "Link224 Inc. Plan") for the granting of stock options and incentive stock options to employees and executives to reward them for service to the Company and to provide incentives for future service.

On January 31, 2008, the Company's Board of Directors approved 60,312,000 shares for option grants under the 2008 Plan. The options were granted in two batches with the majority options to be vested over four years. For Batch I options, 25% will be vested on the first anniversary and the remaining will vest 1/36 monthly from the second year to the fourth year, whereas Batch II options will be vested evenly on monthly basis over the four years period. The stock options expire in 10 years from the date of grant. All the authorized 60,312,000 options were granted to employees and management in 2008.

On October 15, 2009, the Company's Board of Directors approved 39, 064,000 shares for option grants under the 2009 Plan. The options will vest over three years where 25% of the options will vest on the grant date, 75% will vest evenly each subsequent calendar month through the three years. The stock options expire in 10 years from the date of grant. All the authorized 39, 064,000 options were granted to employees and management in 2009.

On various dates from March to October 2010, the Company granted 3,980, 630 stock options to certain employees and advisor at exercise price of $1.80 per share. The options will vest either (1) 100% immediately upon grant, (2) over two years where 50% of the options will vest at the end of the first year, 1/24 will vest at each of the monthly anniversary for the grant date from the second year or (3) over four years where 25% of the options will vest at the end of the first year, 1/36 of the remaining 75% will vest at each of the monthly anniversary for the grant date from the second year through the fourth year.

The exercise with promissory notes was considered as a modification to the share-based compensation arrangement but without an incremental compensation cost.

In January 2011, the Company granted 12,608,500 share options to certain employees and advisors at the exercise price of $1.2 per share, where 25% of the options were vested on December 31, 2011 and 1/36 of the remaining 75%will be vested at each of the monthly anniversary of the grant date since December 31, 2011 through the end of the fourth year

In September 2011, the Company granted 519,000 share options to certain employees with the exercise price of $1.76 per share, where 25% of the options were vested on various defined vesting commencement date per the share option agreements and 1/36 of the remaining 75% will be vested at each calendar month subsequent to first anniversary of the vesting commencement date through the end of the fourth year.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

On April 5, 2012, the Company issued 24,636,000 share options under the Company's 2011 share incentive plan to its executives, non-executives directors and employees with the exercise price of $1.82 per share. For 24,300,000 share options of the total share options, 25% of the options will be vested on April 4, 2013 and 1/36 of the remaining 75% will be vested at the fourth day of each calendar month after April 4, 2013 through the end of the fourth year. For 240,000 share options of the total share options, 25% of the options will be vested on February 28, 2013 and 1/36 of the remaining 75% will be vested at the end of each calendar month after February 28, 2013 through the end of the fourth year. For 90,000 share options of the total share options, 25% of the options will be vested on January 8, 2013 and 1/36 of the remaining 75% will be vested at the eighth day of each calendar month after January 8, 2013 through the end of the fourth year. For 6,000 share options of the total share options, 25% of the options will be vested on March 18, 2013 and 1/36 of the remaining 75% will be vested at the eighteenth day of each calendar month after March 18, 2013 through the end of the fourth year. The Company has determined the fair value of the options was $26,638 on the grant date, which will be recognized as a share-based compensation cost in the consolidated statements of operations in the next four years on a straight line basis.

On April 30, 2012, the Company granted 300,000 share options to a new director appointed by the Board of Directors, the Company's independent director, with exercise price of $2.03 per share, where 25% of the options will be vested on May 1, 2013 and 1/36 of the remaining 75% will be vested at the end of each calendar month after May 1, 2013 through the end of the fourth year.

In June, 2012, the Company granted 300,000 share options to another new director appointed by the Board of Directors, the Company's independent director, with exercise price of $1.486 per share, where 25% of the options will be vested on June 14, 2013 and 1/36 of the remaining 75% will be vested at the end of each calendar month after June 14, 2013 through the end of the fourth year.

In December, 2012, the Company granted 3,503,400 share options to certain employees with exercise price of $1.1 per share, where 25% of the options will be vested on December 31, 2013 and 1/36 of the remaining 75% will be vested at the end of each calendar month after December 31, 2013 through the end of the fourth year.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	SHARE-BASED COMPENSATION - continued

Stock options - continued

On December 28, 2012, the Company modified the exercise price of the outstanding share options granted from $4.00 per ADS to $3.30 per ADS, which is the closing price of the Company's ADS on the modification date. The eligible outstanding options for this modification as of December 31, 2012 totaled at 27,480,309. The total incremental cost as a result of the modification was $4,281, of which $949, $1,063 and $1,063 were recognized as share-based compensation expense for the years ended December 31, 2012, 2013 and 2014, respectively, and the remaining will be recognized over the expected requisite service period.

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

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	SHARE-BASED COMPENSATION - continued

Stock options - continued

On May 19, 2014, the Company granted 69,593,691 share options to certain employees with exercise price of $1.097 per share. Amongst, 34,796,847 shares were under agreement where 25% of the options will be vested on May 19, 2015 and 1/36 of the remaining 75% will be vested at the 18th day of each calendar month after May 19, 2015 through the end of the fourth year; 34,796,844 were under conditional option agreement where (1) 100% of the options shall be forfeited on May 19, 2017 unless the average closing price of one ADS of the Company during any 30-day period beginning on or after May 19, 2014 and ending on or before May 19, 2017 is US$6.00 or higher, and (2) 25% of the options will be vested on May 19, 2015 and 1/36 of the remaining 75% will be vested at the 18th day of each calendar month after May 19, 2015 through the end of the fourth year, however, that any conditional management options shall not be vested until the end of said 30-day period.

On December 29, 2014, the Company’s Compensation Committee approved to reduce the exercise price for all outstanding options previously granted by the Company with an exercise price higher than $0.873 per ordinary share to $0.873 per share. This action was accounted for as a share option modification and required the remeasurement of these share options. This remeasurement resulted in a total incremental share-based compensation of $6,350, of which $3,678 was recognized in 2014 for the vested share options and the remaining will be recognized ratably over the remaining vesting period of the awards.

Excluding the options containing market and service vesting conditions, the Company calculated the estimated fair value of the options on the respective grant dates using Black-Scholes option pricing model or binomial option pricing model with assistance from independent valuation firms, with the following assumptions used in 2012, 2013 and 2014.

	Years ended December 31,
	2012	2013	2014
	Using Black- Scholes model	Using binomial model	Using binomial model
Risk-free interest rate	1.28~1.93%	2.0~2.9%	2.6%
Volatility	53%~64%	55%~57%	54%
Expected term (in years)	5.96~6.08	10	10
Exercise price	$1.10~$2.03	$0.01~$1.087	$1.097
Dividend yield	-	-	-

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	SHARE-BASED COMPENSATION - continued

Stock options - continued

(2)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected life of the options

(3)	Expected term

For the options granted to employees, the Company estimated the expected term based on the vesting and contractual terms and employee demographics.

For the options granted to non-employees, the Company estimated the expected term as the original contractual term.

(4)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(5)	Exercise price

The exercise price of the options was determined by the Company's board of directors.

(6)	Fair value of underlying ordinary shares

The closing market price of the Company's ordinary shares on the grant date was used.

For the options containing market and service vesting conditions, the Company estimated the fair value and derived service period of these options using a Monte Carlo simulation pricing model. The calculation was based on the exercise price of $1.097 per ordinary share, the stock price of $2.60, annual risk free rate of 2.197%, volatility of 52% and a term of 10 years.

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $1.15, $1.02, and $0.84 of the Company's ordinary share on December 31, 2012, 2013 and 2014, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 were $14,848, $15,964, and $7,451, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	SHARE-BASED COMPENSATION - continued

Stock options - continued

The following table summarizes information with respect to share options outstanding as of December 31, 2014:

	Options outstanding				Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted	Weighted
		average	average	average		average	average	average
	Number	remaining	exercise	intrinsic	Number of	remaining	exercise	intrinsic
Range of exercise prices	outstanding	contractual life	price	value	exercisable	contractual life	price	value

$0.08~$0.18	8,606,881	5.46	$0.10	$6,303	8,315,816	5.37	$0.11	$6,062
$0.2~$0.3	1,043,880	1.79	$0.23	$635	1,043,871	1.79	$0.23	$635
$0.35~$0.38	1,068,502	2.78	$0.36	$513	1,068,492	2.78	$0.36	$513
$0.873~$1.2	107,128,743	8.70	$0.87	$-	23,722,206	7.26	$0.87	$-
	117,848,006			$7,451	34,150,385			$7,210

		Weighted	Weighted
		average	average
		exercise	grant date
	Number of shares	price	fair value

Balance, January 1, 2013	70,502,943	$0.71
Granted	27,912,500	$0.57	1.11
Exercised	(18,583,733)	$0.22	0.14
Forfeited	(8,852,585)	$0.85	0.92
Balance, December 31, 2013	70,979,125	$0.77	0.86
Granted	69,593,691	$0.87	0.55
Exercised	(7,477,739)	$0.32	0.24
Forfeited	(15,247,071)	$0.52	1.13
Balance, December 31, 2014	117,848,006	$0.81	0.68
Exercisable, December 31, 2014	34,150,385	$0.65
Expected to vest, December 31, 2014	83,697,621	$0.87

For employee stock options, the Company recorded share-based compensation from continuing operations of $8,966, $13,788, and $19,059 and from discontinued operations of $282, $649 and $nil for the years ended December 31, 2012, 2013, and 2014, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

For non-employee options, the Company recorded share-based compensation from continuing operations of $694, $721, and $614 and from discontinued operations of $nil for the years ended December 31, 2012, 2013, and 2014, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of December 31, 2014, there was $52,077 unrecognized share-based compensation expense relating to share options. This amount is expected to be recognized over a weighted-average vesting period of 3.10 years.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	SHARE-BASED COMPENSATION - continued

Nonvested restricted shares

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

On May 19, 2014, the Company granted 8,035,500 restricted Class A ordinary shares to employees under 2011 Equity Incentive Plan. Amongst, 874,500 shares were under agreement where 25% of the nonvested restricted shares will vest on the first anniversary of the vesting commencement date as of May 18th, 2015, and the remaining 75% will vest at the 18 day of each calendar month subsequent to May 18th, 2015; 7,161,000 shares were under agreement where one-forty eighth (1/48) of the nonvested restricted shares will vest at the 18th day of each calendar month subsequent to May 19th, 2014.

On July 17, 2014, the Company granted 78,000 restricted Class A ordinary shares to employees under 2011 Equity Incentive Plan. Amongst, 60,000 shares were under agreement where one-forty eighth (1/48) of the nonvested restricted shares will vest at the 16th day of each calendar month subsequent to July 17th, 2014; 18,000 shares were under agreement where 25% of the nonvested restricted shares will vest on the first anniversary of the vesting commencement date as of July 16th, 2015, and the remaining 75% will vest at the 16th day of each calendar month subsequent to July 16th, 2015.

On October 17, 2014, the Company granted 1,144,035 restricted Class A ordinary shares to employees under 2011 Equity Incentive Plan. Amongst, 652,500 shares were under agreement where one-forty eighth (1/48) of the nonvested restricted shares will vest at the 16th day of each calendar month subsequent to October 17th, 2014; 237,000 shares were under agreement where 25% of the nonvested restricted shares will vest on the first anniversary of the vesting commencement date as of October 16th, 2015, and the remaining 75% will vest at the 16th day of each calendar month subsequent to October 16th, 2015; 254,535 shares were vested immediately after granted.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	SHARE-BASED COMPENSATION - continued

Nonvested restricted shares - continued

Immediately before the disposition of Qianjun Technology in November 2014 (see Note 4.3), the Company accelerated the vesting of the nonvested restricted shares that were previously granted to Qianjun Technology's employees to fully vest. As a result, the Company recorded incremental share-based compensation expenses of $1,955, which was considered as disposition-related cost and recorded as a deduction of the gain on deconsolidation of the subsidiaries.

A summary of the nonvested restricted shares activity is as follows:

	Weighted	Weighted
	number of	average fair value
	nonvested	per ordinary
	restricted	share at the
	shares	grant dates

Outstanding as of December 31, 2012	2,566,776	1.11
Granted	168,000	0.98
Vested	(887,799)	1.11
Forfeited	(82,827)	1.10
Outstanding as of December 31, 2013	1,764,150	1.10
Granted	9,257,535	1.10
Vested	(3,314,997)	1.09
Forfeited	(1,993,695)	1.10
Outstanding as of December 31, 2014	5,712,993	1.10

The Company recorded compensation expenses based on the fair value of nonvested restricted shares on the grant dates over the requisite service period of award using the straight line vesting attribution method. The fair value of the nonvested restricted shares on the grant date was the closing market price of the ordinary shares as of the date. For nonvested restricted share granted in 2014, the fair values at the dates of grant were $1.097, $1.103, and $1.060 per share. The Company recorded the compensation expenses related with nonvested restricted shares from continuing operations of $27, $25 and $1,196 and from discontinued operations of $928, $955 and $2,735 for the years ended December 31, 2012, 2013 and 2014, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	SHARE-BASED COMPENSATION - continued

Nonvested restricted shares - continued

There was total unrecognized compensation expense of $6,989 related to nonvested restricted shares granted as of December 31, 2014. The expense is expected to be recognized over a weighted-average period of 3.44 years.

The amount of share-based compensation expense for options and nonvested restricted shares attributable to cost of revenues, selling and marketing, research and development, general and administrative expenses and loss from the operations of the discontinued operations are as follows:

	Years ended December 31,
	2012	2013	2014

Gross amount:
Cost of revenues	$-	$184	$83
Selling and marketing	356	155	201
Research and development	1,511	889	1,072
General and administrative	7,820	13,306	19,513
	9,687	14,534	20,869
Expense from the discontinued operations	1,210	1,604	2,735
Total share-based compensation expense	$10,897	$16,138	$23,604

There was no income tax benefit recognized in the statements of operations for share-based compensation for the years ended December 31, 2012, 2013 and 2014.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	RELATED PARTY BALANCES AND TRANSACTIONS

Details of related party balances and transactions as of December 31, 2013 and 2014 are as follows:

(1)	Amounts due from related parties

As of December 31, 2013 and 2014, amounts due from related parties were $62,411 and $1,047, respectively, and details are as follows:

		As of December 31,
	Note	2013	2014

Gummy Inc., subsidiary of Oak Pacific Holdings ("OPH")	(i)	$21	$46
Beijing Qian Xiang Hu Lian Technology Development Co., Ltd., ("Hu Lian") subsidiary of OPH	(i)	245	342
Softbank Payment Service Corporation ("SBPS"), an affiliate of SB Pan Pacific Corporation	(ii)	108	20
Nuomi Holdings Inc., equity investee of Renren, Inc		175	-
Beijing Nuomi Wang Technology Development Co., Ltd., subsidiary of Nuomi Holdings Inc. ("Beijing Nuomi")	(iii)	61,663	-
Qingting, equity investee of Renren, Inc.		192	220
Beautiful Legend Co., Ltd, entity substantially controlled by the majority shareholder of OPH		7	-
JMOOP, equity investee of the Company	9(ii)	-	419
Total		$62,411	$1,047

(i)	OPH is an entity controlled by the CEO of the Company. The two subsidiaries of OPH, Gummy Inc. and Hu Lian have acted as collection agents of the Company during 2013 and 2014.

(ii)	SBPS, an affiliate of SB Pan Pacific Corporation, provides third party collection service for Renren Game Japan Inc. during 2013 and 2014.

(iii)	As described in Note 4.1, the Company deconsolidated Nuomi from the Company's consolidated financial statements on October 26, 2013. At the deconsolidation date, the amount due from Beijing Nuomi was $74,825, which was partially settled in November and December 2013. As of December 31, 2013, the balance of amount due from Beijing Nuomi was $61,663, which was fully settled subsequently in February 2014.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(2)	Amounts due to related parties:

	As of December 31,
	Note	2013	2014

Qingting, equity investee of the Company		$113	$-
Mapbar, equity investee of the Company		65	37
Nuomi Holdings Inc., equity investee of the Company	(i)	60,884	-
Ying He Hu Dong, equity investee of the Company		-	266
Total		$61,062	$303

(i)	As described in Note 4.1, the Company deconsolidated Nuomi Hodings Inc. on October 26, 2013. Pursuant to purchase agreement reached among the Company, Nuomi Holdings Inc. and Baidu Holdings Limited dated on August 23, 2013, immediately after the deconsolidation date, the Company issued promissory note to Nuomi Holdings Inc. in the principal amount of $60,884 that equaled the balance of the Company's receivables from Beijing Nuomi as of July 31, 2013. Such promissory note would be repaid upon the settlement of the Company's receivables in respect to Beijing Nuomi. After the balance sheet date, the promissory note of $60,884 was paid up in February 2014 along with the settlement of the other receivable.

(3)	Transactions with related parties for amount due from related parties

	Years ended December 31,
	2012	2013	2014

Cash collected through SBPS, an affiliate of SB Pan Pacific Corporation	$1,116	$1,153	$515
Back office service provided to Hu Lian, subsidiary of OPH	270	128	104
Self-developed games licensed to Gummy Inc., subsidiary of OPH	1	-	77
Professional fees paid for Nuomi by Renren Inc.	-	175	-
Dividend declared but not paid by JMOOP, equity investee of the Company	-	-	419
Loan to Qingting, equity investee of the Company	-	-	228

Total	$1,387	$1,456	$1,343

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(4)	Transactions with related parties for amount due to related parties

	Years ended December 31,
	2012	2013	2014

Location-based service provided by Mapbar Technology Limited	$304	$299	$203
Internet service provided by Qingting, equity investee of Renren Inc.	-	111	197
Game operating service provided by Ying He Hu Dong, equity investee of Renren Inc.	-	-	428
Game operating service provided by Beautiful Legend Co., Ltd, entity substantially controlled by the majority shareholder of OPH	-	-	44
Total	$304	$410	$872

(5)	In July 2012, the Company purchased $10,000 Series 2012-A Senior Secured Refi Loan Notes issued by SoFi Lending Corp., a subsidiary of SoFi. OPH is a shareholder of SoFi and the Company's chairman and chief executive officer, Joseph Chen, is a director of SoFi. In September 2012 and January 2014, the Company invested $49,000 in newly issued Series B preferred shares and $20,789 in newly issued Series D preferred shares of SoFi, respectively, concurrently with a group of other investors. These transactions were approved by the independent, disinterested members of the Company's board and the audit committee of the board.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

20.	SEGMENT INFORMATION

The Company's Chief Operating Decision Maker (the "CODM") continued to be identified as the Chief Executive Officer, who is responsible for decisions about allocating resources and assessing performance of the Company.

The Company reevaluated its segments and concluded that it has two reportable segments in 2014, namely Renren and Games. As described in Note 4, Nuomi, Qingting and Qianjun Technology excluding Woxiu business were treated as discontinued. The segment information for year 2012 and 2013 were retrospectively revised to reflect such changes as follows:

	Year ended December 31, 2012			Year ended December 31, 2013			Year ended December 31, 2014
	Renren	Games	Total	Renren	Games	Total	Renren	Games	Total

Net revenues	$65,372	$89,455	$154,827	$62,474	$85,473	$147,947	$45,853	$37,101	$82,954
Cost of revenues	(24,691)	(25,103)	(49,794)	(31,036)	(23,244)	(54,280)	(33,037)	(14,935)	(47,972)
Operating expenses	(114,247)	(38,814)	(153,061)	(124,163)	(68,949)	(193,112)	(163,512)	(30,864)	(194,376)
Operating (loss) income	(73,566)	25,538	(48,028)	(92,725)	(6,720)	(99,445)	(150,696)	(8,698)	(159,394)
Net income (loss) from continuing operations	(57,575)	25,715	(31,860)	(22,312)	(6,644)	(28,956)	39,965	(6,560)	33,405
Net income (loss) from discontinued operations	(43,193)	-	(43,193)	92,597	-	92,597	26,673	-	26,673
Net income (loss)	$(100,768)	$25,715	$(75,053)	$70,285	$(6,644)	$63,641	$66,638	$(6,560)	$60,078
Total assets	$1,104,989	$72,953	$1,177,942	$1,344,327	$41,359	$1,385,686	$1,113,446	$35,707	$1,149,153

The majority of the Company's revenue for the years ended December 31, 2012, 2013 and 2014 was generated from the PRC. Game has recognized revenue of $2,004, $2,368 and $4,480 from overseas game entities for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2013 and 2014, respectively, substantially all of long-lived assets of the Company were located in the PRC.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per ordinary share for the years ended:

	Years ended December 31,
	2012	2013	2014
Net income (loss):
Income (loss) from continuing operations	$(31,860)	$(28,956)	$33,405
Income (loss) on discontinued operations, net of tax	(43,193)	92,597	26,673
Net income (loss)	(75,053)	63,641	60,078
Add: net loss attributable to noncontrolling interest	27	92	382
Net income (loss) attributable to Renren Inc. shareholders	$(75,026)	$63,733	$60,460
Weighted average number of ordinary shares outstanding used in computing net income (loss) per ordinary share-basic	1,151,659,545	1,118,091,879	1,059,446,436
Incremental weighted average ordinary shares from assumed exercise of stock options using the treasury stock method	-	12,648,043	8,185,273
Weighted average number of ordinary shares outstanding used in computing net income (loss) per ordinary share-diluted	1,151,659,545	1,130,739,922	1,067,631,709
Net income (loss) per ordinary share attributable to Renren Inc. shareholders - basic:
Income (loss) per ordinary share from continuing operations	$(0.03)	$(0.03)	$0.03
Income (loss) per ordinary share from discontinued operations	$(0.04)	$0.08	$0.03
Net income (loss) per ordinary share attributable to Renren Inc. shareholders - basic:	$(0.07)	$0.06	$0.06
Net income (loss) per ordinary share attributable to Renren Inc. shareholders - diluted:
Income (loss) per ordinary share from continuing operations	$(0.03)	$(0.03)	$0.03
Income (loss) per ordinary share from discontinued operations	$(0.04)	$0.08	$0.03
Net income (loss) per ordinary share attributable to Renren Inc. shareholders - diluted:	$(0.07)	$0.06	$0.06

For the years ended December 31, 2013 and 2014, 47,873,254 and 75,475,022 stock options and nil and 4,778,877 nonvested shares were excluded from the calculation of diluted weighted average number of common shares, respectively, as their effect was anti-dilutive.

In addition, for the year ended December 31, 2014, 34,796,844 market-conditioned stock options were excluded from the calculation of diluted weighted average number of common shares, as the market condition has not been met at the end of reporting period.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

22.	COMMITMENTS AND CONTINGENCY

(1)	Operating lease as lessee

The Company leases its facilities and offices under non-cancelable operating lease agreements. In addition, the Company pays telecommunications carriers and other service providers for telecommunications services and for hosting its servers at their internet data centers under non-cancelable agreements, which are treated as operating leases. These leases expire through 2017 and are renewable upon negotiation. Rental and bandwidth expenses under operating leases for 2012, 2013 and 2014 from continuing operations were $26,133, $27,258, and $22,244 respectively and from discontinued operations were $9,576, $9,982 and $8,603, respectively.

Future minimum lease payments under such non-cancellable leases as of December 31, 2014 are as follows:

2015	$14,526
2016	6,809
2017	144
2018 and thereafter	-

Total	$21,479

(2)	Unconditional investment commitment

Based on the share purchase agreement with Loadstar dated March 14, 2014, the Company will acquire Series C Preferred Stock issued by Loadstar with the total consideration of approximately $4.2 million within fiscal year 2015. The above mentioned consideration was not paid by December 31, 2014.

23.	EMPLOYEE BENEFIT PLAN

Full time employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrues for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits from continuing operations were $17,928, $21,913 and $15,152 and from discontinued operations were $3,825, $5,620 and $877 for the years ended December 31, 2012, 2013 and 2014, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

24.	STATUTORY RESERVE AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries and VIE entities located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries' or the affiliated PRC entities' discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of the Company's subsidiaries, the Company's affiliated PRC entities and their respective subsidiaries. The Company's subsidiaries and VIE entities are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2014, none of the Company's PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold, therefore they will continue to allocate at least 10% of their after-tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Company's subsidiaries.

The appropriation to these reserves by the Company's PRC subsidiaries was $3,205, $nil and $nil for the years ended December 31, 2012, 2013 and 2014, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIE entities. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE entities in the Company not available for distribution was 304,502 as of December 31, 2014.

25.	SUBSEQUENT EVENT

Long-term investment

Subsequent to the balance sheet date, the Company paid a total of $274.7 million in relation with the following long term investments:

(i)	In January 2015, the Company acquired 204,471 Series A Preferred Shares, representing 25% of total shares of Credit Shop Inc. (“Credit Shop”), for a total consideration of $15,000. The parties also reached an agreement on a convertible revolving loan arrangement, whereby the Company will provide a revolving line of credit up to $15,000 to Credit Shop and may convert the loan to Series A Preferred Shares. Upon the conversion, the Company will purchase additional Series A Preferred Shares from Credit Shop in the amount of $5,000.

(ii)	In January 2015, the Company entered into an agreement with Motif Investing Inc. to purchase 5,579,734 Series E Preferred Shares, representing 10% of its total shares, for a total consideration of $40,000. The Company also received a detachable preferred share warrant to purchase up to an additional 6,199,704 Series E Preferred Shares at a price of $17.92 per share.

(iii)	In January 2015, the Company entered into an agreement with 268V Limited to purchase 64,281,655 Series D Preferred Shares, representing 20% of its total shares, for a total consideration of $75,000. Meanwhile, the Company received a preferred share warrant to purchase up to an additional 6,428,181 Series D-1 Preferred Shares at a price of $3.11 per share within 24 months.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of US dollars, except share data and per share data, or otherwise noted)

25.	SUBSEQUENT EVENT - continued

Long-term investment - continued

(iv)	On January 30, 2015 and February 17, 2015, the Company entered into agreements to purchase a total of 2,361,116 Series E Preferred Shares issued by SoFi at a price of $9.4578 per share for a total consideration of $22,331, which has been paid in full. Prior to these additional purchase of shares, the Company had already made investments in SoFi, classified as an equity method investment with a carrying value of $67,490 as of December 31, 2014 (see Note 9i), representing the Company’s original cost of investment adjusted by the Company’s share of undistributed earnings or losses of SoFi up to December 31, 2014. Upon the completion of these investments, the Company held 24.8% of total shares of SoFi.

(v)	In March 2015, the Company entered into an agreement with LendingHome Corporation to acquire 6,153,999 Series C Preferred Shares representing 14.72% of its total shares, in a total consideration of $65,843.

(vi)	In March 2015, the Company entered into agreement with Eunke Technology Ltd. to purchase 4,770,131 Series B Preferred Shares, representing 20.9% of its total shares, in a total consideration of $25,000.

(vii)	Other than the items stated as above, the Company also invested in an aggregate of $31.5 million in long-term investments and a convertible loan with individual amounts each less than $10,000.

Tender offer

On April 2, 2015, the Company announced that it was commencing a modified Dutch auction tender offer to purchase up to $50 million in value of its ADSs at a price not greater than $2.75 nor less than $2.40 per ADS. Under the terms of the tender offer, the Company will invite holders of ADSs to tender their ADSs at prices specified by such holders within such range of prices in the manner described in the offer materials. Subject to the conditions set forth in the offer materials, the Company will select the lowest single per ADS purchase price that will allow it to purchase $50 million in value of ADSs at completion of the tender offer. The tender offer will expire at 12:00 midnight, New York City time, at the end of April 29, 2015, unless the Company extends the offer. The tender offer constitutes a part of the $100 million share repurchase program that the Company announced on June 28, 2014.

Short-term investment

Subsequent to the balance sheet date, the Company made the following short-term investments:

	Period subsequent to the balance sheet date,
	Gross Purchase	Sales of investments
	Cost	Proceeds	Costs	Losses
Available-for-sale
Equity securities	30,994	161	164	3

Derivative financial instruments
Call options	23,388	-	-	-

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	As of December 31,
	2013	2014
ASSETS

Current assets:
Cash and cash equivalents	$82,586	$95,485
Term deposits	392,699	139,890
Short-term investments	300,701	28,139
Prepaid expenses and other current assets	15,199	3,048
Amounts due from subsidiaries	418,079	933,496
Amounts due from related parties	-	419
Equity method investment- current	60,508	-
Total current assets	1,269,772	1,200,477
Long-term investments	101,025	83,403
Investment in subsidiaries	(37,945)	(192,061)
Other non-current assets	-	18,460

TOTAL ASSETS	1,332,852	1,110,279

LIABILITIES AND EQUITY

Current liabilities:
Accrued expenses and other payables	$1,823	$1,614
Promissory notes to related parties	60,884	-
Income tax payable	-	6,027

Total current liabilities	62,707	7,641

TOTAL LIABILITIES	$62,707	$7,641

Equity:
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized,789,976,372 and 720,040,971 shares issued and outstanding
as of December 31, 2013 and 2014, respectively	$790	$720
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 305,388,450 and 305,388,450 shares issued and outstanding
as of December 31, 2013 and 2014, respectively	305	305
Additional paid-in capital	1,285,283	1,224,393
Accumulated deficit	(191,014)	(130,554)
Accumulated other comprehensive income	174,781	7,774

Equity	1,270,145	1,102,638

TOTAL LIABILITIES AND EQUITY	$1,332,852	$1,110,279

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2012	2013	2014

Selling and marketing	$562	$398	$625
Research and development	1,855	697	1,342
General and administrative	13,376	14,820	24,964

Total operating expenses	15,793	15,915	26,931

Other income	389	574	332
Exchange (loss) gain on offshore bank accounts	-	1,386	(2,314)
Interest income	19,925	12,508	7,059
Realized gain on short-term investments	4,317	56,727	167,225
Impairment of short-term investments	-	(2,098)	-
Earnings (loss) in equity method investments	(4,784)	23,070	4,835
Gain on disposal of equity method investments	-	-	60,116
Gain on deconsolidation of the subsidiaries	-	132,821	-
Equity in loss of subsidiaries and variable interest entities	(79,080)	(145,340)	(149,862)

Net income (loss)	(75,026)	63,733	60,460

Other comprehensive (loss) income, net of tax:
Foreign currency translation	1,289	4,805	(5,039)
Net unrealized gain on available-for-sale investments,
net of tax of $nil for the years ended
December 31, 2012, 2013 and 2014, respectively	32,374	183,932	13,223
Transfer to statements of operations of realized gain
on available-for-sale securities, net of tax of $nil
for the years ended December 31, 2012, 2013 and 2014, respectively	(1,283)	(55,768)	(175,191)
Transfer to statements of operations as a result of
other-than-temporary impairment of short-term investments,
net of tax of $nil	-	2,098	-

Other comprehensive (loss) income	32,380	135,067	(167,007)

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENT OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

										Accumulated	Total
							Additional			other	Renren
	Class A		Class B				paid-in	Subscription	Accumulated	comprehensive	Inc.'s
	ordinary shares		ordinary shares		Treasury shares		capital	receivable	deficit	income	equity
	Shares	Amount	Shares	Amount	Shares	Amount

Balance at January 1, 2012	770,912,350	$771	398,763,450	$399	(18,267,684)	$(25,597)	$1,407,059	-	$(179,721)	$7,334	$1,210,245
Stock-based compensation	-	-	-	-	-	-	10,897	-	-	-	10,897
Other comprehensive income	-	-	-	-	-	-	-	-	-	32,380	32,380
Net loss	-	-	-	-	-	-	-	-	(75,026)	-	(75,026)
Exercise of share option and restricted shares vesting	13,189,706	13	3,916,667	4	-	-	3,571	-	-	-	3,588
Repurchase of ordinary shares	(54,253,314)	(54)	-	-	(54,253,314)	(76,131)	1,100	-	-	-	(75,085)
Advances to shareholders	-	-	-	-	-	-	(1,605)	-	-	-	(1,605)
Cancellation of treasury shares	-	-	-	-	72,520,998	101,728	(101,728)	-	-	-	-
Acquisition 35% noncontrolling interest in Qingting	-	-	-	-	-	-	(250)	-	-	-	(250)
Share subscription receivables of JiehunChina	-	-	-	-	-	-	-	(229)	-	-	(229)

Balance at December 31, 2012	729,848,742	$730	402,680,117	$403	-	-	$1,319,044	$(229)	$(254,747)	$39,714	$1,104,915
Stock-based compensation	-	-	-	-	-	-	16,138	-	-	-	16,138
Other comprehensive income	-	-	-	-	-	-	-	-	-	135,067	135,067
Net income	-	-	-	-	-	-	-	-	63,733	-	63,733
Exercise of share option and restricted shares vesting	16,763,199	17	2,708,333	2	-	-	4,013	-	-	-	4,032
Repurchase of ordinary shares	(56,635,569)	(57)	-	-	-	-	(55,517)				(55,574)
Transfer Class B shares to Class A shares	100,000,000	100	(100,000,000)	(100)	-	-	-	-	-	-	-
Bad debt provision of share subscription receivables	-	-	-	-	-	-	-	229	-	-	229
Receipt of repayment from shareholder	-	-	-	-	-	-	1,605	-	-	-	1,605

Balance at December 31, 2013	789,976,372	$790	305,388,450	$305	-	-	$1,285,283	-	$(191,014)	$174,781	$1,270,145
Stock-based compensation	-	-	-	-	-	-	23,604	-	-	-	23,604
Other comprehensive income	-	-	-	-	-	-	-	-	-	(167,007)	(167,007)
Net income	-	-	-	-	-	-	-	-	60,460	-	60,460
Exercise of share option and restricted shares vesting	10,792,736	11	-	-	-	-	2,748	-	-	-	2,759
Repurchase of ordinary shares	(80,728,137)	(81)	-	-	-	-	(87,242)	-	-	-	(87,323)

Balance at December 31, 2014	720,040,971	$720	305,388,450	$305	-	-	$1,224,393	-	$(130,554)	$7,774	$1,102,638

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net income (loss)	$(75,026)	$63,733	$60,460
Equity in income of subsidiaries and variable interest entities	79,080	145,340	149,862
Share-based compensation expense	10,897	11,754	22,827
Gain on deconsolidation of subsidiaries	-	(132,821)	-
Gain on disposal of equity method investment	-	-	(60,116)
Depreciation and amortization	266	267	-
Exchange loss (gain) on offshore accounts	-	(1,386)	2,314
Impairment on short-term investments	-	2,098	-
Gain on short-term investments and fair value change of derivatives	(4,317)	(56,727)	(167,225)
Earnings (loss) in equity method investments	4,784	(23,070)	(4,835)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	3,320	(9)	1,770
Accrued expenses and other payables	(496)	538	(444)
Increase in amounts due to a subsidiary	(95,108)	(250,013)	(512,295)
Capital distribution received from Japan Macro	-	19,158	25,321

Net cash used in operating activities	(76,600)	(221,138)	(482,361)

Cash flows from investing activities:
Decrease in term deposits	152,680	158,687	250,495
Proceeds from sale of available for sale securities	81,136	118,958	415,528
Proceeds from sale of derivative financial instruments	1,297	959	80,861
Proceeds from principal return on
Series 2012-A Senior Secured Refi Loan Notes	414	1,353	1,370
Proceeds from sales of equity method investment	-	-	46,484
Capital distribution received from equity method investees	-	-	74,721
Dividend received from available for sale securities	-	-	1,050
Purchase of available for sale securities	(140,677)	(88,676)	(129,407)
Purchase of derivative financial instruments	-	-	(90,112)
Purchase of equity method investments	(49,000)	(20,000)	(20,789)
Purchases of Series 2012-A Senior Secured Refi Loan Notes	(10,000)	-	-
Cash disposed of from deconsolidation of subsidiaries	-	(18,309)	-
Investment in subsidiaries	(1,343)	-	-

Net cash provided by investing activities	34,507	152,972	630,201

Cash flows from financing activities:
Repurchase of ordinary shares	(53,630)	(55,575)	(76,462)
Deposits for share repurchase	-	(10,860)	-
Proceeds from exercise of share options	1,898	2,913	2,514
Proceeds from the issuance of promissory note issued to Nuomi Inc.	-	60,884	-
Repayment of promissory note issued to Nuomi Inc.	-	-	(60,884)

Net cash used in financing activities	(51,732)	(2,638)	(134,832)

Net increase (decrease) in cash and cash equivalents	(93,825)	(70,804)	13,008
Cash and cash equivalents at beginning of year	247,215	153,390	82,586
Effect of exchange rate changes	-	-	(109)
Cash and cash equivalents at end of year	$153,390	$82,586	$95,485

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries and VIEs.

The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries, VIEs and VIEs’ subsidiaries were over 25% of the consolidated net assets of the Group as of December 31, 2014.

2.	INVESTMENTS IN SUBSIDIARIES, VIES AND VIES’ SUBSIDIARIES

The Parent Company and its subsidiaries, VIEs and VIEs' subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Parent Company’s stand-alone financial statements, its investments in subsidiaries, VIEs and VIEs' subsidiaries were reported using the equity method of accounting. The Parent Company’s share of loss from its subsidiaries, VIEs and VIEs' subsidiaries were reported as share of loss of subsidiaries, VIEs and VIEs' subsidiaries in the accompanying Parent Company financial statements. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries, VIEs and VIEs' subsidiaries regardless of the carrying value of the investment even though the Parent Company is not obligated to provide continuing support or fund losses.

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

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.
(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2012
(Expressed in U.S. dollars)

	General	Limited
	Partner	Partners	Total

PARTNERS’ CAPITAL — January 1, 2012	$-	$98,404,685	$98,404,685

Capital contributions	-	24,340,000	24,340,000

Capital withdrawals	-	(3,285,657)	(3,285,657)

Net decrease in partners’ capital resulting from operations	-	(42,165,465)	(42,165,465)

PARTNERS’ CAPITAL — December 31, 2012	$-	$77,293,563	$77,293,563

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

Tranche	Contributions	Withdrawals

A	$-	$1,095,654
G	-	2,190,003
K	2,500,000	-
R	10,000,000	-
S	11,340,000	-
U	500,000	-

	$24,340,000	$3,285,657

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

	Total Return[1]			Ratios to Average Limited Partners’ Capital[2,3]
				Expenses —		Expenses —
	Before		After	Excluding		Including	Net
	Performance	Performance	Performance	Performance	Performance	Performance	Investment
	Distribution	Distribution	Distribution	Distribution	Distribution	Distribution	Loss

Tranche A	(49.16)%	-%	(49.16)%	(1.73)%	- %	(1.73)%	(1.73)%
Tranche D	(34.72)	-	(34.72)	(1.82)	-	(1.82)	(1.82)
Tranche E	(55.50)	-	(55.50)	(1.90)	-	(1.90)	(1.90)
Tranche F	(45.84)	-	(45.84)	(1.85)	-	(1.85)	(1.85)
Tranche G	(51.11)	-	(51.11)	(1.76)	-	(1.76)	(1.76)
Tranche H	(46.07)	-	(46.07)	(1.80)	-	(1.80)	(1.80)
Tranche I	(40.21)	-	(40.21)	(1.77)	-	(1.77)	(1.77)
Tranche J	(38.62)	-	(38.62)	(1.77)	-	(1.77)	(1.77)
Tranche K	(27.56)	-	(27.56)	(1.74)	-	(1.74)	(1.74)
Tranche L	(62.70)	-	(62.70)	(1.96)	-	(1.96)	(1.96)
Tranche O	(25.26)	1.67	(23.59)	(1.78)	3.11	1.34	(1.78)
Tranche P	(17.98)	1.47	(16.51)	(1.76)	2.33	0.57	(1.76)
Tranche Q	(25.19)	-	(25.19)	(1.76)	-	(1.76)	(1.76)
Tranche R	(30.17)	-	(30.17)	(1.76)	-	(1.76)	(1.76)
Tranche S	(27.40)	-	(27.40)	(1.78)	-	(1.78)	(1.78)
Tranche U	22.81	-	22.81	(1.70)	-	(1.70)	(1.70)

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

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.
(A Cayman Islands Exempted Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2012
(Expressed in U.S. dollars)

Fair Value
DERIVATIVE INSTRUMENTS (68.3% of partners’ capital):

Interest rate swaptions — Japanese LIBOR (10.0% of partners’ capital):
1 year swaptions with maturities (January 2013–December 2013)	$4,700,560
2 year swaptions maturing July 2013	23,931
3 year swaptions with maturities (July 2013–July 2015)	8,986,408

Total interest rate swaptions — Japanese LIBOR (cost $56,007,453)	13,710,899

Foreign currency options — Japanese Yen (58.3% of partners’ capital):
1 year options with maturities (January 2013–December 2013)	30,940,538
2 year swaptions maturing July 2013	917,658
3 year options with maturities (July 2013–July 2015)	47,566,857

Total foreign currency options — Japanese Yen (cost $102,314,214)	79,425,053

DERIVATIVE INSTRUMENTS — (cost $158,321,667)	$93,135,952

SECURITIES - US GOVERNMENT OBLIGATIONS (31.2% of partners’ capital) —
$42,519,000 US Treasury bills 6-month original maturity due March 21-April 25, 2013 (cost $42,494,974)	$42,511,790

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

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.
(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2012
(Expressed in U.S. dollars)

			Japan Macro
	Special	Japan Macro	Opportunities
	Limited	Opportunities	Offshore
	Partner	Partners, L.P.	Partners, L.P.	Total

PARTNERS’ CAPITAL — January 1, 2012	$793,774	$71,846,690	$98,414,112	$171,054,576

Capital contributions	-	22,110,000	24,340,000	46,450,000

Capital withdrawals	-	(7,706,897)	(3,303,628)	(11,010,525)

Net decrease in partners’ capital resulting from operations	-	(27,442,308)	(42,616,323)	(70,058,631)

Net accrued performance distribution (see Note 6)	(366,050)	(119,307)	485,357	-

PARTNERS’ CAPITAL — December 31, 2012	$427,724	$58,688,178	$77,319,518	$136,435,420

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

Tranche	Contributions	Withdrawals

A	$-	$944,580
B	-	5,704,602
D	-	2,429
E	-	597
F	-	2,078
G	-	2,213,716
H	-	6,170
I	-	3,456
J	-	1,756
K	2,500,000	1,637
L	-	1,527
M	1,850,000	1,854,239
N	260,000	262,534
O	-	1,366
P	-	2,113
Q	-	922
R	10,000,000	821
S	11,340,000	863
T	5,000,000	1,058
U	5,500,000	1,405
V	10,000,000	2,656

	$46,450,000	$11,010,525

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

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Cash equivalents	$785,984	$-	$-	$785,984
U.S. Government obligations	-	42,511,790	-	42,511,790
Interest rate swaptions	-	13,710,899	-	13,710,899
Foreign currency options	-	79,425,053	-	79,425,053
Total	$785,984	$135,647,742	$-	$136,433,726

4.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

	Total Return[1]			Ratios to Average Limited Partners’ Capital[2]:
				Expenses —		Expenses —
	Before		After	Excluding		Including	Net
	Performance	Performance	Performance	Performance	Performance	Performance	Investment
	Distribution	Distribution	Distribution	Distribution	Distribution	Distribution	Loss

Tranche A	(44.17)%	-%	(44.17)%	(1.73)%	-%	(1.73)%	(1.73)%
Tranche B	(60.82)	-	(60.82)	(1.02)	-	(1.02)	(1.02)
Tranche D	(34.68)	-	(34.68)	(1.77)	-	(1.77)	(1.77)
Tranche E	(54.47)	-	(54.47)	(1.86)	-	(1.86)	(1.86)
Tranche F	(45.81)	-	(45.81)	(1.81)	-	(1.81)	(1.81)
Tranche G	(51.11)	-	(51.11)	(1.76)	-	(1.76)	(1.76)
Tranche H	(46.04)	-	(46.04)	(1.75)	-	(1.75)	(1.75)
Tranche I	(40.17)	-	(40.17)	(1.72)	-	(1.72)	(1.72)
Tranche J	(38.59)	-	(38.59)	(1.73)	-	(1.73)	(1.73)
Tranche K	(27.53)	-	(27.53)	(1.70)	-	(1.70)	(1.70)
Tranche L	(62.68)	-	(62.68)	(1.92)	-	(1.92)	(1.92)
Tranche M	(20.07)	-	(20.07)	(1.70)	-	(1.70)	(1.70)
Tranche N	(32.88)	1.20	(31.68)	(1.75)	2.69	0.94	(1.75)
Tranche O	(25.23)	2.07	(23.16)	(1.73)	3.84	2.11	(1.73)
Tranche P	(17.94)	1.47	(16.47)	(1.71)	2.33	0.62	(1.71)
Tranche Q	(25.16)	-	(25.16)	(1.72)	-	(1.72)	(1.72)
Tranche R	(30.13)	-	(30.13)	(1.72)	-	(1.72)	(1.72)
Tranche S	(27.36)	-	(27.36)	(1.72)	-	(1.72)	(1.72)
Tranche T	(37.53)	-	(37.53)	(1.75)	-	(1.75)	(1.75)
Tranche U	22.84	-	22.84	(1.64)	-	(1.64)	(1.64)
Tranche V	21.48	(4.28)	17.20	(1.70)	(4.40)	(6.10)	(1.70)

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

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2013
(Expressed in U.S. dollars)

	General	Limited
	Partner	Partners	Total

PARTNERS’ CAPITAL — January 1, 2013	$-	$77,293,563	$77,293,563

Capital contributions	-	34,790,500	34,790,500

Capital distributions	-	(60,207,624)	(60,207,624)

Capital withdrawals	-	(9,032,400)	(9,032,400)

Net increase in partners’ capital resulting from operations	-	111,490,120	111,490,120

PARTNERS’ CAPITAL — December 31, 2013	$-	$154,334,159	$154,334,159

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

Tranche	Contributions	Distributions	Withdrawals

A	$-	$5,779,894	$(7,316)
D	-	1,589,441	-
E	4,454,500	7,691,378	-
F	-	1,573,303	-
G	-	-	1,083,291
H	-	393,180	99,537
I	-	3,172,155	1,387,836
J	-	9,335,583	-
L	-	3,543,000	-
O	-	2,719,133	486,885
P	-	19,158,238	-
Q	-	4,722,651	5,588,522
U	-	529,668	-
W	20,000,000	-	-
X	10,336,000	-	393,645

	$34,790,500	$60,207,624	$9,032,400

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

The following are the Partnership’s financial highlights, by Tranche, for the year ended December 31, 2013. Total returns are calculated by Tranche for the limited partner group as a whole, which may differ from returns for any individual partners due to certain limited partners being exempt from management fees.

	Total Return [1]			Ratios to Average Limited Partners’ Capital [2,3]:
				Expenses —		Expenses —
	Before		After	Excluding		Including	Net
	Performance	Performance	Performance	Performance	Performance	Performance	Investment
	Distribution	Distribution	Distribution	Distribution	Distribution	Distribution	Loss

Tranche E	169.51%	(2.63)%	166.88%	(1.40)%	(1.32)%	(2.72)%	(1.40)%
Tranche F	161.74	-	161.74	(1.33)	-	(1.33)	(1.33)
Tranche G	86.52	-	86.52	(1.47)	-	(1.47)	(1.47)
Tranche H	105.77	-	105.77	(1.40)	-	(1.40)	(1.40)
Tranche I	130.89	2.52	133.41	(1.32)	-	(1.32)	(1.32)
Tranche J	188.44	(14.89)	173.55	(1.43)	(13.99)	(15.42)	(1.43)
Tranche K	120.53	(8.97)	111.56	(1.35)	(6.36)	(7.71)	(1.35)
Tranche L	225.49	-	225.49	(1.37)	-	(1.37)	(1.37)
Tranche O	152.76	(25.74)	127.02	(1.51)	(15.13)	(16.64)	(1.51)
Tranche P	179.44	(29.22)	150.22	(1.56)	(17.72)	(19.28)	(1.56)
Tranche Q	191.35	(23.32)	168.03	(1.51)	(11.76)	(13.27)	(1.51)
Tranche R	136.55	(18.67)	117.88	(1.51)	(12.27)	(13.78)	(1.51)
Tranche S	96.93	(11.84)	85.09	(1.47)	(8.46)	(9.93)	(1.47)
Tranche U	189.63	(36.72)	152.91	(1.49)	(19.34)	(20.83)	(1.49)
Tranche W	40.09	(8.02)	32.07	(1.53)	(7.96)	(9.49)	(1.53)
Tranche X	54.95	(13.24)	41.71	(1.51)	(10.39)	(11.90)	(1.51)

[1]	Computed as the percentage change in value during the period of a theoretical limited partner investment made at the beginning of the year or when a Tranche was created, net of all fees and expenses. Total return has not been annualized for those Tranches created during the year.

[2]	Average partners’ capital has been computed based on monthly valuations. Ratios have been annualized for those Tranches created during the year. Performance distribution ratios have not been annualized.

[3]	Includes the proportionate share of the Partnership’s income and expenses allocated from the Master Fund.

6.	SUBSEQUENT EVENTS

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

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2013
(Expressed in U.S. dollars)

Fair Value

DERIVATIVE INSTRUMENTS (87.1% of partners’ capital):
Interest rate swaptions — Japanese LIBOR (2.8% of partners’ capital):
Swaptions with original maturities less than 1 year (January 2014–May 2014)	$269,736
Swaptions with original maturities of 3 years (January 2014–May 2016)	9,337,578

Total interest rate swaptions — Japanese LIBOR (cost $46,620,884)	9,607,314

Foreign currency options — Japanese Yen (84.3% of partners’ capital):
Options with original maturities of 1–2 years (February 2014–June 2015)	120,086,109
Options with original maturities of 2–3 years (March 2014–June 2016)	168,967,554

Total foreign currency options — Japanese Yen (cost $145,393,807)	289,053,663

DERIVATIVE INSTRUMENTS — (cost $192,014,691)	$298,660,977

SECURITIES — US GOVERNMENT OBLIGATIONS (36.7% of partners’ capital)
US Treasury bills 6–12 month original maturities:
$42,797,000 US Treasury bills 6–month original maturity (Feb. 2014–March 2014)	$42,792,154
$53,506,000 US Treasury bills 12–month original maturity (Jan. 2014–May 2014)	53,505,898

Total US Treasury bills 6–12 month original maturities	96,298,052

US Treasury notes 5–7 year original maturities (August 2017–Nov. 2020)	4,668,487

US Treasury inflation-indexed bonds 5–30 year original maturities (April 2017–April 2028)	24,803,327

SECURITIES — US GOVERNMENT OBLIGATIONS — (cost $125,758,605)	$125,769,866

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

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2013
(Expressed in U.S. dollars)

			Japan Macro
	Special	Japan Macro	Opportunities
	Limited	Opportunities	Offshore
	Partner	Partners, L.P.	Partners, L.P.	Total

PARTNERS’ CAPITAL — January 1, 2013	$427,724	$58,688,178	$77,319,518	$136,435,420

Capital contributions	-	98,629,500	34,790,500	133,420,000

Capital withdrawals	(3,175,444)	(20,150,864)	(9,082,915)	(32,409,223)

Capital distributions	(415,462)	(93,000,735)	(60,207,624)	(153,623,821)

Net increase in partners’ capital resulting from operations	-	133,773,581	125,454,169	259,227,750

Performance distribution (see Note 7)	33,519,860	(19,604,947)	(13,914,913)	-

PARTNERS’ CAPITAL — December 31, 2013	$30,356,678	$158,334,713	$154,358,735	$343,050,126

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

Tranche	Contributions	Distributions	Withdrawals

Tranche A	$-	$19,959,651	$309,864
Tranche D	-	7,180,500	5,433
Tranche E	5,000,000	8,633,115	2,991
Tranche F	-	7,865,140	4,023
Tranche G	-	-	1,086,425
Tranche H	-	1,169,795	247,700
Tranche I	-	5,924,951	1,391,749
Tranche J	-	9,335,583	3,047
Tranche K	-	-	4,362
Tranche L	-	3,543,000	2,631
Tranche M	-	10,916,885	14,475,855
Tranche N	100,000	5,643,149	8,383,800
Tranche O	-	5,237,565	481,599
Tranche P	-	19,158,238	10,242
Tranche Q	-	4,800,445	5,592,466
Tranche R	-	-	4,537
Tranche S	-	-	4,990
Tranche T	75,000,000	30,691,445	6,384
Tranche U	-	5,824,749	3,791
Tranche V	-	7,739,610	6,911
Tranche W	20,000,000	-	2,052
Tranche X	33,320,000	-	378,371

	$133,420,000	$153,623,821	$32,409,223

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

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Cash equivalents	$131,341,640	$-	$-	$131,341,640
U.S. Government obligations	-	125,769,866	-	125,769,866
Interest rate swaptions	-	9,607,314	-	9,607,314
Foreign currency options	-	289,053,663	-	289,053,663

Total	$131,341,640	$424,430,843	$-	$555,772,483

4.	BALANCE SHEET OFFSETTING

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

Offsetting of Financial Assets and Derivative Assets

Net Amounts
		Gross Amounts	of Assets	Cash
		Offset in the	Presented in the	Collateral
	Gross Amounts of	Statement of	Statement of	(Received) /
	Recognized Assets	Assets and Liabilities	Assets and Liabilities	Posted	Net Amount
Derivatives Instruments	$298,660,977	$-	$298,660,977	$(177,910,815)	$120,750,162

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

Swaptions — The Master Fund enters into swaptions in the normal course of pursing its investment objectives. Swaptions are used to create exposure for the Master Fund based on its directional view of interest rates. Swaptions are options that grant the holder the right to enter into an underlying swap. The underlying swaps of the Master Fund’s swaptions are interest rate swaps. Interest rate swaps are agreements between two parties to exchange cash flows based on a notional principal amount. The Master Fund may elect to pay a fixed rate and receive a floating rate, or, receive a fixed rate and pay a floating rate on a notional principal amount. Swaptions are marked to market by a third -party pricing service and the change, if any, is recorded as a net change in unrealized appreciation or depreciation on derivative instruments in the Statement of Operations. When the swaption contract is terminated early, the Master Fund records a realized gain or loss. The risks of swaptions include changes in market conditions that affect the value of the contract or the cash flows and the possible inability of the counterparty to fulfill its obligations under the agreement. The Master Fund’s maximum risk of loss from counterparty credit risk is the market value of the positions held by the counterparty. This risk is mitigated by having a master netting arrangement between the Master Fund and the counterparty and by the posting of collateral by the counterparty to the Master Fund to cover a portion of the Master Fund’s exposure to the counterparty.

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

	Total Return [1]			Ratios to Average Limited Partners’ Capital [2]:
				Expenses —		Expenses —
	Before		After	Excluding		Including	Net
	Performance	Performance	Performance	Performance	Performance	Performance	Investment
	Distribution	Distribution	Distribution	Distribution	Distribution	Distribution	Loss

Tranche E	169.54%	(2.69)%	166.85%	(1.33)%	(1.32)%	(2.65)%	(1.37)%
Tranche F	161.74	-	161.74	(1.34)	-	(1.34)	(1.35)
Tranche G	86.51	-	86.51	(1.39)	-	(1.39)	(1.44)
Tranche H	106.40	-	106.40	(1.38)	-	(1.38)	(1.43)
Tranche I	130.89	2.34	133.23	(1.26)	-	(1.26)	(1.30)
Tranche J	188.44	(14.88)	173.56	(1.34)	(13.98)	(15.32)	(1.39)
Tranche K	120.55	(9.03)	111.52	(1.27)	(6.39)	(7.66)	(1.31)
Tranche L	225.48	-	225.48	(1.29)	-	(1.29)	(1.34)
Tranche N	99.48	(17.42)	82.06	(1.43)	(10.93)	(12.36)	(1.48)
Tranche O	156.09	(27.16)	128.93	(1.45)	(15.06)	(16.51)	(1.49)
Tranche P	179.45	(29.26)	150.19	(1.47)	(17.72)	(19.19)	(1.53)
Tranche Q	191.34	(23.28)	168.06	(1.45)	(12.03)	(13.48)	(1.48)
Tranche R	136.57	(18.67)	117.90	(1.43)	(12.27)	(13.70)	(1.47)
Tranche S	96.95	(11.84)	85.11	(1.44)	(8.75)	(10.19)	(1.48)
Tranche T	123.87	(24.54)	99.33	(1.49)	(11.45)	(12.94)	(1.51)
Tranche U	189.66	(36.56)	153.10	(1.44)	(20.39)	(21.83)	(1.47)
Tranche V	158.05	(23.00)	135.05	(1.55)	(19.41)	(20.96)	(1.61)
Tranche W	40.11	(7.93)	32.18	(0.64)	(3.50)	(4.14)	(0.66)
Tranche X	56.03	(11.22)	44.81	(0.66)	(4.30)	(4.96)	(0.67)

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

Year Ended December 31, 2014, and

Independent Auditors’ Report

Deloitte & Touche
One Capital Place
P.O. Box 1787
Grand Cayman KY1-1109
CAYMAN ISLANDS

Tel: +1 345 949 7500
Fax:+1 345 949 8238
cayman@deloitte.com
www.deloitte.com

INDEPENDENT AUDITORS’ REPORT

To the Managing General Partner of

Japan Macro Opportunities Offshore Partners, L.P.:

We have audited the accompanying financial statements of Japan Macro Opportunities Offshore Partners, L.P. (a Cayman Islands Exempted Limited Partnership) (the “Partnership”), which comprise the statement of assets and liabilities, as of December 31, 2014, and the related statements of operations and changes in partners’ capital for the year then ended (all expressed in United States dollars), and the related notes to the financial statements.

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

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Japan Macro Opportunities Offshore Partners, L.P. as of December 31, 2014, and the results of its operations and changes in its partners’ capital, for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche

March 27, 2015

Member firm of
Deloitte Touche Tohmatsu Limited

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2014
(Expressed in U.S. dollars)

ASSETS

INVESTMENT IN JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P. (the “Master Fund”) — At fair value	$69,518,336

CASH	1,406,590

DISTRIBUTIONS RECEIVABLE FROM MASTER FUND	7,095,108

TOTAL	$78,020,034

LIABILITIES AND PARTNERS’ CAPITAL

CAPITAL DISTRIBUTIONS PAYABLE	$8,468,512

CAPITAL WITHDRAWALS PAYABLE	24,687

ACCRUED EXPENSES	38,300

TOTAL LIABILITIES	8,531,499

PARTNERS’ CAPITAL	69,488,535

TOTAL	$78,020,034

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
(Expressed in U.S. dollars)

REALIZED AND UNREALIZED GAIN ON INVESTMENTS ALLOCATED FROM MASTER FUND:
Realized gain on derivative instruments and securities	$90,413,688
Net change in unrealized appreciation/depreciation on derivative instruments and securities	(19,327,687)

Realized and unrealized gain on derivative instruments and securities allocated from Master Fund	71,086,001

NET INVESTMENT LOSS ALLOCATED FROM MASTER FUND:
Interest expense	(31,644)
Management fees	(1,355,510)
Professional, administrator and other expenses	(256,552)

Net investment loss allocated from Master Fund	(1,643,706)

PARTNERSHIP EXPENSES — Other expenses	(60,963)

NET INVESTMENT LOSS	(1,704,669)

INCREASE IN PERFORMANCE DISTRIBUTION AT MASTER FUND	(16,768,057)

NET INCREASE IN PARTNERS’ CAPITAL RESULTING FROM OPERATIONS	$52,613,275

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2014
(Expressed in U.S. dollars)

	General	Limited
	Partner	Partners	Total

PARTNERS’ CAPITAL — January 1, 2014	$-	$154,334,159	$154,334,159

DECREASE IN PARTNERS' CAPITAL RESULTING FROM CAPITAL TRANSACTIONS

Capital contributions	-	40,950,000	40,950,000

Capital distributions	-	(177,175,768)	(177,175,768)

Capital withdrawals	-	(1,233,131)	(1,233,131)

NET DECREASE IN PARTNERS CAPITAL RESULTING FROM CAPITAL TRANSACTIONS	-	(137,458,899)	(137,458,899)

INCREASE IN PARTNERS' CAPITAL RESULTING FROM INVESTMENT OPERATIONS

Net realized and unrealized gain on derivative instruments and securities allocated from Master Fund	-	71,086,001	71,086,001

Net investment loss allocated from Master Fund	-	(1,704,669)	(1,704,669)

Increase in performance distribution at Master Fund (see Note 4)	-	(16,768,057)	(16,768,057)

NET INCREASE IN PARTNERS' CAPITAL RESULTING FROM INVESTMENT OPERATIONS	-	52,613,275	52,613,275

PARTNERS’ CAPITAL — December 31, 2014	$-	$69,488,535	$69,488,535

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014
(Expressed in U.S. dollars)

1.	ORGANIZATION

Japan Macro Opportunities Offshore Partners, L.P. (the “Partnership”) is a Cayman Islands exempted limited partnership organized on March 22, 2010, which began operations on July 9, 2010. The limited partnership agreement (the “Partnership Agreement”) was most recently amended and restated on April 25, 2014. The Partnership is registered under the Mutual Funds Law of the Cayman Islands. The Partnership has elected to be taxed as a corporation from a U.S. federal income tax perspective. The investment objective of the Partnership is to achieve capital appreciation through investments in public and private securities and other financial instruments. This investment strategy is executed solely through an investment in Japan Macro Opportunities Master Fund, L.P. (the “Master Fund”) (a Cayman Islands Exempted Limited Partnership). Japan Macro Opportunities Partners, L.P. a Delaware limited partnership (the “Onshore Fund”), also invests in the Master Fund. As of December 31, 2014, the Partnership owns approximately 42% of the Master Fund, after the impact of the accrued performance distribution at December 31, 2014. See Note 4 Related-Party Transactions for additional details.

Hayman Offshore Management, Inc. is the general partner (the “General Partner”) of the Partnership, and a general partner of the Master Fund. Hayman Capital Management L.P. is the managing general partner of the Master Fund (the “Managing General Partner”). Hayman Advisors SLP, L.P., an affiliate of the General Partner, was designated by the General Partner as the special limited partner (the “Special Limited Partner”) of the Master Fund. For the year ended December 31, 2014, the General Partner had no partner capital balance in the Partnership.

Equinoxe Alternative Investment Services (Bermuda) Ltd. performed various administrative services for the Partnership in 2014.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are presented using accounting principles generally accepted in the United States of America (GAAP). Financial statements prepared on a GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. The Partnership is an investment company and therefore complies with accounting and reporting guidance presented in Accounting Standards Codification 946, Financial Services – Investment Companies.

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

The Partnership determines whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Partnership reviews and evaluates tax positions in the jurisdictions in which the Partnership operates and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, management concluded that, the Partnership’s tax returns will remain open for examination by major tax jurisdictions, including U.S. Federal, U.S. states, Japan, Cayman Islands and foreign jurisdictions where the Partnership and Master Fund make significant investments, for the amount of time specified under the applicable statutes of limitations (with limited exceptions). The Partnership’s tax returns will remain open for examination by tax authorities for a period of three years from when they are filed. Accordingly, the Partnership’s 2011 and subsequent tax returns remain open for examination. The Partnership is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense has been recorded in the accompanying financial statements.

Capital Contributions, Distributions, Withdrawals and Allocation of Partnership Profits and Losses — Capital contributions received at each closing are maintained in special memorandum accounts on the books and records of the Master Fund and invested in a portfolio of investments (each, a “Tranche”). A new Tranche is established at each closing and only those investors making capital contributions at that closing have an interest in that Tranche. The appreciation, depreciation and expenses attributable to a Tranche are allocated only to investors with an interest in that Tranche. The Partnership is a single legal entity, and the Tranches are not separate legal entities. As of December 31, 2014, the Partnership is invested in nine Tranches in the Master Fund — E, K, R, S, U, W, X, Y, and Z. The table below summarizes the contributions, distributions, and withdrawals for each Tranche outstanding at any time during the year ended December 31, 2014:

Tranche	Contributions	Distributions	Withdrawals

E	$-	$6,580,348	$-
G	-	2,326,484	1,234,350
H	-	2,218,065	-
I	-	1,167,581	-
J	-	2,145,995	-
K	-	11,664,019	-
L	-	1,959,626	-
O	-	3,845,789	-
P	-	24,666,034	-
Q	-	4,941,418	-
R	-	20,714,500	-
S	-	19,717,060	-
U	-	1,572,996	-
W	-	20,794,699	-
X	-	12,658,376	(1,219)
Y	40,000,000	38,596,000	-
Z	950,000	1,606,778	-

	$40,950,000	$177,175,768	$1,233,131

Capital withdrawals are permitted at the end of each quarter after a limited partner has held a tranche interest for at least three years. Withdrawals made within the first three years will be subject to a 5% withdrawal fee. Capital withdrawal requests must be delivered prior to the end of the quarter preceding the withdrawal date. Withdrawal fees of $1,219 were charged to limited partners that withdrew from the Onshore Fund during the year ended December 31, 2014. Withdrawal fees are reported as a reduction in withdrawals of Tranche X and were allocated pro-rata among the remaining Limited Partners in the tranche across the Partnership and the Onshore Fund. The General Partner does not charge a withdrawal fee when the partners in a Tranche are all affiliated.

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

Management fees and the performance distributions occur at the Master Fund level. During the year ended December 31, 2014, the Partnership was allocated management fees of $1,355,510. For the year ended December 31, 2014, the performance distribution paid to the special limited partner was $13,787,184. As of December 31, 2014, the accrued performance distribution payable to the Special Limited Partner with respect to the Partnership (based on a hypothetical liquidation of the Master Fund) is $16,758,693. The Special Limited Partner of the Master Fund has no claim to, and does not receive any economic benefit from, any accrued performance distribution until distributions made to a limited partner exceed aggregate capital contributions to all Tranches made by such partner.

As of December 31, 2014, two affiliated limited partners, unaffiliated with the General Partner, owned approximately 86% of the Partnership. Their interests represent approximately 36% of the partners’ capital of the Master Fund.

The Partnership has investor concentration as discussed above and could be materially affected by their actions. Due to the nature of the master fund/feeder fund structure, the Partnership could be materially affected by contributions or withdrawals of the Master Fund’s interests made by investors in the Onshore Fund.

5.	FINANCIAL HIGHLIGHTS

The following are the Partnership’s financial highlights, by Tranche, for the year ended December 31, 2014. Total returns are calculated by Tranche for the limited partner group as a whole, which may differ from returns for any individual partners due to certain limited partners being exempt from management fees.

	Total Return [1]			Ratios to Average Limited Partners’ Capital [2,3]:
				Expenses —		Expenses —
	Before		After	Excluding		Including	Net
	Performance	Performance	Performance	Performance	Performance	Performance	Investment
	Distribution	Distribution	Distribution	Distribution	Distribution	Distribution	Loss
Tranche E	60.46%	(8.38)%	52.08%	(1.63)%	(11.27)%	(12.90)%	(1.63)%
Tranche K	40.68	5.96	46.64	(1.80)	12.94	11.14	(1.80)
Tranche R	77.05	(8.26)	68.79	(1.76)	(19.04)	(20.80)	(1.76)
Tranche S	66.12	(10.17)	55.95	(1.76)	(16.92)	(18.69)	(1.76)
Tranche U	88.99	(3.70)	85.29	(1.86)	(24.56)	(26.42)	(1.86)
Tranche W	55.22	(23.28)	31.94	(1.74)	(32.78)	(34.51)	(1.74)
Tranche X	52.18	(5.37)	46.81	(1.68)	(9.73)	(11.41)	(1.68)
Tranche Y	160.42	(30.92)	129.50	(1.56)	(35.60)	(37.16)	(1.56)
Tranche Z	318.08	(63.32)	254.76	(1.50)	(43.88)	(45.39)	(1.50)

[1]	Computed as the percentage change in value during the period of a theoretical limited partner investment made at the beginning of the year or when a Tranche was created, net of all fees and expenses. Total return has not been annualized for those Tranches created during the year.

[2]	Average partners’ capital has been computed based on monthly valuations. Ratios have been annualized for those Tranches created during the year. Performance distribution ratios have not been annualized.

[3]	Includes the proportionate share of the Partnership’s income and expenses allocated from the Master Fund.

6.	SUBSEQUENT EVENTS

For the purpose of issuing these financial statements, management evaluated events and transactions through and including March 27, 2015, the date these financial statements were available to be issued. Effective January 1, 2015, SEI Global Securities, Inc. was appointed as the administrator for the Partnership and the Master Fund.

* * * * * *

Japan Macro Opportunities

Master Fund, L.P.

(A Cayman Islands Exempted Limited Partnership)

Financial Statements as of and for the

Year Ended December 31, 2014, and

Independent Auditors’ Report

Deloitte & Touche
One Capital Place
P.O. Box 1787
Grand Cayman KY1-1109
CAYMAN ISLANDS

Tel: +1 345 949 7500
Fax:+1 345 949 8238
cayman@deloitte.com
www.deloitte.com

INDEPENDENT AUDITORS’ REPORT

To the Managing General Partner of

Japan Macro Opportunities Master Fund, L.P.:

We have audited the accompanying financial statements of Japan Macro Opportunities Master Fund, L.P. (a Cayman Islands Exempted Limited Partnership) (the “Master Fund”), which comprise the statement of assets and liabilities, including the condensed schedule of investments, as of December 31, 2014, and the related statements of operations and changes in partners’ capital for the year then ended (all expressed in United States dollars), and the related notes to the financial statements.

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

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Japan Macro Opportunities Master Fund, L.P. as of December 31, 2014, and the results of its operations and changes in its partners’ capital for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche

March 27, 2015

Member firm of
Deloitte Touche Tohmatsu Limited

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2014
(Expressed in U.S. dollars)

ASSETS

DERIVATIVE INSTRUMENTS — Long — At fair value (cost $66,787,250)	$157,746,553

SECURITIES — At fair value (cost $10,461,054)	10,461,054

CASH AND CASH EQUIVALENTS	248,848,879

TOTAL	$417,056,486

LIABILITIES AND PARTNERS’ CAPITAL

DERIVATIVE INSTRUMENTS — Short — At fair value (proceeds $3,777,309)	$14,406,851

COLLATERAL PAYABLE	76,101,054

ACCRUED EXPENSES	99,308

CAPITAL DISTRIBUTIONS PAYABLE	161,547,565

TOTAL LIABILITIES	252,154,778

PARTNERS’ CAPITAL	164,901,708

TOTAL	$417,056,486

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2014
(Expressed in U.S. dollars)

Fair Value

DERIVATIVE INSTRUMENTS — Long (95.7% of partners’ capital):
Interest rate swaptions — Japanese LIBOR (1.2% of partners’ capital):
1 year swaptions with maturities (May 2015)	$46,106
3 year swaptions with maturities (January 2015–May 2017)	1,930,218

Total interest rate swaptions — Japanese LIBOR (cost $20,600,690)	1,976,324

Foreign currency options — Japanese Yen (94.5% of partners’ capital):
1 year options with maturities (January 2015–May 2015)	19,198,769
2 year options with maturities (January 2016–May 2016)	56,530,280
3 year options with maturities (January 2016–May 2017)	80,041,180

Total foreign currency options — Japanese Yen (cost $46,186,560)	155,770,229

DERIVATIVE INSTRUMENTS — Long — (cost $66,787,250)	$157,746,553

SECURITIES — US GOVERNMENT OBLIGATIONS (6.3% of partners’ capital)
US Treasury notes 2–30 year original maturities (July 2015–May 2044)	$9,076,123

US Treasury inflation-indexed bonds 30 year original maturities (April 2029–February 2043)	1,384,931

SECURITIES — US GOVERNMENT OBLIGATIONS — (cost $10,461,054)	$10,461,054

DERIVATIVE INSTRUMENTS — Short (8.7% of partners’ capital):
Foreign currency options — Japanese Yen
2 year options with maturities (January 2016–May 2016)	$(9,348,297)
3 year options with maturities (January 2016–May 2017)	(5,058,554)

Total foreign currency options — Japanese Yen (proceeds $3,777,309)	(14,406,851)

DERIVATIVE INSTRUMENTS — Short — (proceeds $3,777,309)	$(14,406,851)

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
(Expressed in U.S. dollars)

REALIZED AND UNREALIZED GAINS/(LOSSES) ON DERIVATIVE INSTRUMENTS AND SECURITIES:
Net realized gains/losses on derivative instruments and securities	$220,291,267
Net change in unrealized appreciation/depreciation on derivative instruments and securities	(26,327,786)

Net realized and unrealized gains on derivative instruments and securities	193,963,481

EXPENSES:
Management fees	2,963,978
Interest expense	65,813
Professional, administrator and other	589,492

Total expenses	3,619,283

NET INVESTMENT LOSS	(3,619,283)

NET INCREASE IN PARTNERS’ CAPITAL RESULTING FROM OPERATIONS	$190,344,198

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2014
(Expressed in U.S. dollars)

			Japan Macro
	Special	Japan Macro	Opportunities
	Limited	Opportunities	Offshore
	Partner	Partners, L.P.	Partners, L.P.	Total

PARTNERS’ CAPITAL — January 1, 2014	$30,356,678	$158,334,713	$154,358,735	$343,050,126

DECREASE IN PARTNERS' CAPITAL RESULTING FROM CAPITAL TRANSACTIONS

Capital contributions	-	14,300,000	40,950,000	55,250,000

Capital withdrawals	-	(142,223)	(1,288,870)	(1,431,093)

Capital distributions	(40,106,737)	(205,029,018)	(177,175,768)	(422,311,523)

NET DECREASE IN PARTNERS CAPITAL RESULTING FROM CAPITAL TRANSACTIONS	(40,106,737)	(190,871,241)	(137,514,638)	(368,492,616)

INCREASE IN PARTNERS' CAPITAL RESULTING FROM INVESTMENT OPERATIONS

Net realized gains/losses on derivative instruments and securities	-	129,877,578	90,413,689	220,291,267

Net change in unrealized appreciation/depreciation on derivative instruments and securities	-	(7,000,099)	(19,327,687)	(26,327,786)

Net investment loss	-	(1,975,577)	(1,643,706)	(3,619,283)

NET INCREASE IN PARTNERS' CAPITAL RESULTING FROM INVESTMENT OPERATIONS	-	120,901,902	69,442,296	190,344,198

Performance distribution (see Note 7)	41,865,970	(25,097,913)	(16,768,057)	-

PARTNERS’ CAPITAL — December 31, 2014	$32,115,911	$63,267,461	$69,518,336	$164,901,708

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014
(Expressed in U.S. dollars)

1.	ORGANIZATION

Japan Macro Opportunities Master Fund, L.P. (the “Master Fund”) is a Cayman Islands exempted limited partnership organized under the laws of the Cayman Islands. In March 2012, the Master Fund registered with the Cayman Islands Monetary Authority (“CIMA”) pursuant to an amendment to the Mutual Funds Law of the Cayman Islands which requires “master funds” as defined therein to register with and be regulated by CIMA. The investment objective of the Master Fund is to generate superior risk-adjusted rates of return through investments in the Japanese foreign currency exchange and credit markets. To achieve its investment objective, the Master Fund invests in fixed-income and foreign exchange securities and derivative products in the Japanese capital markets within a broad global macroeconomic strategy focusing on the risks to Japanese interest rate and currency volatility contained within the market for sovereign credit.

The Master Fund receives capital contributions from Japan Macro Opportunities Partners, L.P. (the “Onshore Fund”) and Japan Macro Opportunities Offshore Partners, L.P. (the “Offshore Fund”). Hayman Capital Management, L.P. is the managing general partner for the Master Fund (the “Managing General Partner”) and is the general partner of the Onshore Fund. Hayman Offshore Management, Inc., a Cayman Islands exempted company, serves as the general partner of the Master Fund and Offshore Fund (the “General Partner”). Hayman Advisors SLP, L.P., an affiliate of the Managing General Partner, was designated by the Managing General Partner as the special limited partner (the “Special Limited Partner”) of the Master Fund. For the year ended December 31, 2014, the General Partner and the Managing General Partner had no partner capital balance in the Master Fund. The Master Fund, pursuant to an amended and restated agreement of the Limited Partnership (the “Agreement”), was formed on March 22, 2010, and began operations on July 9, 2010.

The Master Fund operates under a “master/feeder structure” whereby the Onshore Fund and the Offshore Fund invest substantially all of their investable assets in the Master Fund. As of December 31, 2014, the Onshore Fund, the Offshore Fund, and the Special Limited Partner owned approximately 38%, 42% and 20% of the Master Fund, respectively, after the impact of the accrued performance distribution at December 31, 2014. See Note 7 Related-Party Transactions for additional details.

Equinoxe Alternative Investment Services (Bermuda) Ltd. performed various administrative services for the Master Fund during 2014.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are presented using accounting principles generally accepted in the United States of America (GAAP). Financial statements prepared on a GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. The Master Fund is an investment company and therefore complies with accounting and reporting guidance presented in Accounting Standards Codification 946, Financial Services – Investment Companies.

Cash and Cash Equivalents — The Master Fund defines cash and cash equivalents as cash and short-term, highly liquid investments with original maturities of 90 days or less. As of December 31, 2014, $248,848,879 is invested in money market funds offered by JP Morgan.

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

The Master Fund does not isolate the portion of the operating results that are due to the changes in foreign exchange rates. Such fluctuations are included in the net realized and unrealized gain or loss on derivative instruments and securities in the Statement of Operations. Investments in Japanese Yen denominated securities have additional risks not present in securities denominated in U.S. dollars.

Income and Expense Recognition — Interest is recorded on the accrual basis. Operating expenses are recorded on the accrual basis as incurred. Realized gains and losses on derivative instruments and securities are recorded on an identified cost basis.

Income Taxes — The partners of the Master Fund are individually liable for taxes on their share of Master Fund taxable income.

The Master Fund determines whether a tax position of the Master Fund is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Master Fund reviews and evaluates tax positions in the jurisdictions in which the Master Fund operates and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, management concluded that the Master Fund’s tax returns will be open for examination by major tax jurisdictions, including U.S. Federal, U.S. states, Japan and the Cayman Islands, for the amount of time specified under the applicable statutes of limitations (with limited exceptions). Accordingly, the Master Fund’s 2011 and subsequent tax returns remain open for examination. The Master Fund is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense has been recorded in the accompanying financial statements.

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

The Master Fund is a single legal entity, and the Tranches are not separate legal entities. Since commencement of operations, the Managing General Partner has established 26 Tranches. As of December 31, 2014, 11 Tranches are in existence. The table below summarizes investor contributions, distributions, and withdrawals for each tranche for the year ended December 31, 2014. Withdrawals of $106,802 were made to pay for feeder fund level expenses.

Tranche	Contributions	Distributions	Withdrawals

Tranche E	$-	$7,390,785	$2,952
Tranche G	-	2,326,484	1,235,469
Tranche H	-	6,941,523	2,488
Tranche I	-	2,671,625	1,474
Tranche J	-	2,145,995	1,495
Tranche K	-	11,664,019	2,521
Tranche L	-	1,959,626	2,042
Tranche N	-	269,877	2,847
Tranche O	-	8,485,223	3,849
Tranche P	-	27,096,922	11,041
Tranche Q	-	6,176,773	3,185
Tranche R	-	23,393,125	5,456
Tranche S	-	21,811,325	4,887
Tranche T	-	106,575,860	23,522
Tranche U	-	21,120,547	3,624
Tranche V	-	36,773,547	6,486
Tranche W	-	24,518,553	6,170
Tranche X	-	43,960,973	100,923
Tranche Y	40,000,000	38,596,000	8,079
Tranche Z	15,250,000	28,432,741	2,583

	$55,250,000	$422,311,523	$1,431,093

The Master Fund may make distributions to limited partners from time to time as determined by the Managing General Partner. See Note 7 for details regarding performance distributions. Capital withdrawals are permitted at the end of each quarter after a limited partner has held a Tranche interest for at least three years. Withdrawals made within the first three years will be subject to a 5% withdrawal fee. Capital withdrawal requests must be delivered prior to the end of the quarter preceding the withdrawal date. Withdrawal fees of $4,025 were recorded by the Master Fund during the year ended December 31, 2014, and are reported as a reduction in the withdrawals of the tranche and were allocated pro-rata among the remaining Limited Partners in the tranche. The Managing General Partner does not charge a withdrawal fee for withdrawals from single investor Tranches.

Using the net asset value from the close, subsequent to the withdrawal request, the Managing General Partner will determine the net asset value of the Tranche and segregate the pro-rata portion of each asset in the Tranche for the benefit of the withdrawing limited partner. The Managing General Partner will then sell the segregated assets prior to the withdrawal date and specially allocate the gains and losses attributable to the segregated assets to the withdrawing investor.

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

No level 3 holdings were held at any time during the year ended December 31, 2014.

A valuation committee established by the Managing General Partner meets on a monthly basis to review and approve the valuation of the Master Fund’s investments, to ensure that the valuations are in accordance with the pricing policy adopted by the Managing General Partner and the methods described above.

As of December 31, 2014, the financial instruments carried on the Statement of Assets and Liabilities by caption and by level within the valuation hierarchy are presented in the table that follows. The financial instruments are further classified by geography within the Condensed Schedule of Investments.

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Cash equivalents	$248,848,879	$-	$-	$248,848,879
U.S. Government obligations	-	10,461,054	-	10,461,054
Interest rate swaptions	-	1,976,324	-	1,976,324
Foreign currency options	-	155,770,229	-	155,770,229

Total	$248,848,879	$168,207,607	$-	$417,056,486

	Liabilities at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Foreign currency options	$-	$(14,406,851)	$-	$(14,406,851)

Total	$-	$(14,406,851)	$-	$(14,406,851)

4.	BALANCE SHEET OFFSETTING

The Master Fund presents derivative exposure on a gross basis on the Statement of Assets and Liabilities. Below is a table that shows the gross amounts of derivative positions recorded on the Statement of Assets and Liabilities.

			Net Amounts
		Gross Amounts	of Assets	Cash
		Offset in the	Presented in the	Collateral
Offsetting of Financial Assets	Gross Amounts of	Statement of	Statement of	(Received) /
and Derivative Assets	Recognized Assets	Assets and Liabilities	Assets and Liabilities	Posted	Net Amount

Derivatives Instruments - Long Foreign currency options	$155,770,229	$-	$155,770,229	$(84,299,514)	$71,470,715
Interest rate swaptions	1,976,324	-	1,976,324	-	1,976,324

Total Derivatives Instruments - Long	$157,746,553	$-	$157,746,553	$(84,299,514)	$73,447,039

Net Amounts
		Gross Amounts	of Liabilities	Cash
		Offset in the	Presented in the	Collateral
Offsetting of Financial Assets	Gross Amounts of	Statement of	Statement of	(Received) /
and Derivative Liabilities	Recognized Assets	Assets and Liabilities	Assets and Liabilities	Posted	Net Amount

Foreign currency options	$-	$(14,406,851)	$(14,406,851)	$8,198,460	$(6,208,391)

Over the Counter derivative transactions are subject to the terms and conditions of the International Swaps and Derivatives Association (“ISDA”) agreements entered into by the Master Fund and its trading counterparties. The ISDA agreements allow for the right of setoff in cases of early termination. Two of the ISDA agreements place restrictions on collateral received by the Master Fund. One of the agreements requires the Master Fund to hold the collateral in the state of New York. The amount of collateral from this counterparty held by the Master Fund at December 31, 2014 was approximately $17,370,000. Another ISDA agreement requires the Master Fund to hold collateral at The Bank of New York Mellon. The amount of collateral from this counterparty held by the Master Fund at December 31, 2014 was $10,461,054.

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

As of December 31, 2014, the derivative instruments carried on the Statement of Assets and Liabilities are presented in the table below.

Derivatives Not Accounted for	Number of	Derivative Instruments
as Hedging Instruments	Contracts	(Assets)	(Liabilities)

Interest rate swaption contracts	35	$1,976,324	$-
Foreign currency option contracts	60	155,770,229	(14,406,851)

Total derivative instruments		$157,746,553	$(14,406,851)

The impact of these derivative instruments on the Statement of Operations is presented in the table below.

	Net Change in
	Unrealized	Net Realized
	Appreciation/(Depreciation)	Gains/(Losses)
Derivatives Not Accounted for	on Derivative	on Derivative
as Hedging Instruments	Instruments	Instruments

Interest rate swaption contracts	$17,736,704	$(27,657,236)
Foreign currency option contracts	(44,705,736)	248,566,843

Total	$(26,969,032)	$220,909,607

For the year ended December 31, 2014, the volume of derivative transactions of the Master Fund was as follows:

	Contracts
Derivatives Not Accounted for	Entered	Sold/
as Hedging Instruments	Into	Expired

Interest rate swaption contracts	2	60
Foreign currency option contracts	22	294

Total	24	354

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

The Agreement provides for a performance distribution to the Special Limited Partner at the time of withdrawals or distributions. Performance distributions only occur after capital has been returned to investors. For tranches that invested prior to April 25, 2014 the performance distribution calculation is performed in respect to aggregate contributions to all Tranches. However, for contributions made after April 25, 2014 the performance distributions calculation is performed at the Tranche level and does not take into account contributions to other Tranches (if any).

Withdrawals or distributions attributable to a Tranche initially shall be allocated to the limited partners in that Tranche Pro Rata. Thereafter, withdrawals or distributions are to be allocated as follows:

i)	First, to the limited partner until the limited partner has received an aggregate amount of withdrawals or distributions to the extent of their capital contributions;

ii)	Second, 80% to the limited partners and 20% to the Special Limited Partner until aggregate withdrawals or distributions to the limited partner are equal to 10 times capital contributed by the limited partner;

iii)	Thereafter, 65% to the limited partner and 35% to the Special Limited Partner.

For the year ended December 31, 2014, total capital distributions to the Special Limited Partner were $40,106,737, of which $25,074,725 was payable as of December 31, 2014 and is included in capital distributions payable on the Statement of Assets and Liabilities. The accrued performance distribution is presented as the capital balance of the Special Limited Partner on the statement of changes in partners’ capital calculated, pursuant to the Agreement, based on a hypothetical liquidation of the Master Fund at December 31, 2014. The accrued performance distribution is calculated for each limited partner taking into consideration such partner’s contributions. The Special Limited Partner has no claim to, and does not receive any economic benefit from, any accrued performance distribution until distributions made to a limited partner exceed capital contributions made by such partner.

The Managing General Partner shall be paid an annual fee of $1,000 on January 1 of each year, which shall be charged proportionally among all Tranches based on the relative net asset value of each Tranche.

8.	FINANCIAL HIGHLIGHTS

The following are the Master Fund’s financial highlights, by Tranche, for the year ended December 31, 2014. Total returns are calculated by Tranche for the limited partner group as a whole, which may differ from returns for any individual partners due to certain limited partners being exempt from management fees.

	Total Return [1]			Ratios to Average Limited Partners’ Capital [2]:
				Expenses —		Expenses —
	Before		After	Excluding		Including	Net
	Performance	Performance	Performance	Performance	Performance	Performance	Investment
	Distribution	Distribution	Distribution	Distribution	Distribution	Distribution	Loss

Tranche E	60.59%	(8.47)%	52.12%	(1.57)%	(11.40)%	(12.97)%	(1.57)%
Tranche K	40.76	5.96	46.72	(1.75)	12.94	11.19	(1.75)
Tranche R	77.17	(8.26)	68.91	(1.71)	(19.04)	(20.74)	(1.71)
Tranche S	66.79	(10.73)	56.06	(1.72)	(16.92)	(18.64)	(1.72)
Tranche T	59.77	(6.52)	53.25	(1.63)	(14.78)	(16.42)	(1.63)
Tranche U	89.09	(2.93)	86.16	(1.79)	(24.82)	(26.60)	(1.79)
Tranche V	84.26	(2.39)	81.87	(1.84)	(23.31)	(25.15)	(1.84)
Tranche W	55.31	(23.28)	32.03	(1.67)	(32.77)	(34.44)	(1.67)
Tranche X	52.15	(4.60)	47.55	(1.61)	(8.96)	(10.57)	(1.61)
Tranche Y	160.51	(30.91)	129.60	(1.46)	(35.15)	(36.61)	(1.46)
Tranche Z	318.23	(63.34)	254.89	(1.43)	(43.89)	(45.31)	(1.43)

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

For the purpose of issuing these financial statements, management evaluated events and transactions through and including March 27, 2015, the date these financial statements were available to be issued. Effective January 1, 2015, SEI Global Securities, Inc. was appointed as the Master Fund’s administrator.

* * * * * *

