Form 20-F
period 2015-12-31
Renren Inc.
filed 2016-05-16
CIK 1509223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2015.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

For the transition period from to

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number: 001-35147

Renren Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

5/F, North Wing 18 Jiuxianqiao Middle Road Chaoyang District, Beijing 100016 People’s Republic of China
(Address of principal executive offices)

Thomas Jintao Ren, Chief Financial Officer

Telephone: +86 (10) 8448-1818

Email: ir@renren-inc.com

5/F, North Wing

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

As of December 31, 2015, 714,365,091 Class A ordinary shares, par value US$0.001 per share and 305,388,450 Class B ordinary shares, par value US$0.001 per share were outstanding.

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

☐ Yes    ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“Activated users” refers to the number of Renren user accounts that have been registered and activated. Our users may register with us through their mobile phone number or their email address. Following registration by mobile phone number, the mobile phone will receive an SMS verification code, which must be entered to activate the account. Following registration by email address, an email containing an activation link will automatically be sent to the user’s email address, and the user must then activate by clicking the link. Not all registered users activate the accounts they register with us.

•	“ADSs” refers to our American depositary shares, each of which represents three Class A ordinary shares.

•	“Monthly unique log-in users” refers to the number of different user accounts from which Renren Mobile App or renren.com has been logged onto during a given month.

•	The “PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Hong Kong, Macau and Taiwan.

•	“Shares” or “ordinary shares” refer, collectively, to our Class A and Class B ordinary shares, par value US$0.001 per share. Except as otherwise indicated, all share and per share data in this annual report give retroactive effect to the ten-for-one share split that became effective on March 25, 2011.

•	“SNS” refers to social networking services.

•	“We,” “us,” “our company,” and “our” refer to Renren Inc. and its subsidiaries, its consolidated affiliated entities, and subsidiaries of its consolidated affiliated entities.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.4778 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2015. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues and certain cost and expense items;

•	the expected growth of the SNS, online advertising and internet finance businesses in China;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding the retention and strengthening of our relationships with advertisers;

•	changes in technology affecting our business, and our company’s responses to these changes;

•	our plans to enhance our user experience, infrastructure and service offerings;

•	competition in our industry in China;

•	the performance of our strategic and financial investments; and

•	relevant government policies and regulations relating to our industry.

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

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2011 and 2012 and our selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this annual report, except for the impact of retrospective adjustments for the deconsolidation of Nuomi, our social commerce business, which we ceased to control on October 26, 2013, Qingting, our automobile advertisement business, which we ceased to control on October 31, 2013, 56.com, our online video business, which we ceased to control on December 1, 2014, and our online games business, which we classified as held for sale in 2015, all of which have been classified as discontinued operations.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5—Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Due to the retrospective adjustments, our results of operations for the years ended December 31, 2011, 2012, 2013 and 2014 and financial positions as of December 31, 2011, 2012, 2013 and 2014 are not directly comparable to the financial data reported in our previously filed annual reports.

Our historical results do not necessarily indicate results expected for any future periods.

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of US$, except for share, per share and per ADS data)
Summary Consolidated Statement of Operations Data:
Net revenues	$109,427	$152,881	$64,050	$46,668	$41,111
Cost of revenues	24,501	48,196	32,970	34,663	36,720
Gross profit	84,926	104,685	31,080	12,005	4,391
Operating expenses(1):
Selling and marketing	36,101	47,194	43,166	34,593	30,502
Research and development	37,072	71,104	54,716	42,697	32,392
General and administrative	14,908	32,640	38,021	48,764	46,803
Impairment of intangible assets	446	—	—	—	—
Impairment of goodwill	—	—	—	46,864	—
Total operating expenses	88,527	150,938	135,903	172,918	109,697
Loss from operations	3,601	46,253	104,823	160,913	105,306
Other income (expenses)	2,300	2,446	979	(1,352)	(6,884)
Exchange gain (loss) on dual currency deposit/offshore bank accounts	7,753	(1,769)	1,476	(2,277)	(174)
Interest income	9,570	20,025	12,769	12,569	2,190
Interest expense	—	—	—	—	(2,041)
Realized gain (loss) on short-term investments	50,911	4,317	56,022	139,265	(98,112)
Impairment of short-term investments	—	—	(2,098)	—	—
Impairment of equity method investments	—	—	(23,025)	—	(4,258)
Impairment of cost method investment	(79)	—	—	—	—
(Loss) income before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	66,854	(21,234)	(58,700)	(12,708)	(214,585)
Income tax benefit (expenses)	(640)	(1,377)	3,959	(6,517)	(3,124)
(Loss) income before earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	66,214	(22,611)	(54,741)	(19,225)	(217,709)
Earnings (loss) in equity method investments, net of income taxes	1,320	(7,471)	20,317	49,015	(5,468)
Income (loss) from continuing operations	67,534	(30,082)	(34,424)	29,790	(223,177)
(Loss) income from the operations of the discontinued operations, net of income taxes	(26,530)	(44,971)	(34,600)	(27,194)	1,520
Gain on deconsolidation of the subsidiaries, net of income taxes	—	—	132,665	489	—
Gain on disposal of equity method investment, net of income taxes	—	—	—	56,993	—
Gain (loss) from discontinued operations, net of income taxes	(26,530)	(44,971)	98,065	30,288	1,520
Net income (loss)	41,004	(75,053)	63,641	60,078	(221,657)
Net loss attributable to the noncontrolling interest	252	27	92	382	1,529
Net income (loss) from continuing operations attributable to Renren Inc.	67,786	(30,055)	(34,332)	30,172	(221,648)
Net income (loss) from discontinued operations attributable to Renren Inc.	(26,530)	(44,971)	98,065	30,288	1,520
Net income (loss) attributable to Renren Inc.	$41,256	$(75,026)	$63,733	$60,460	$(220,128)
Net income (loss) per share:
Net income (loss) per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$0.08	$(0.03)	$(0.03)	$0.03	$(0.22)

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of US$, except for share, per share and per ADS data)
Diluted	$0.08	$(0.03)	$(0.03)	$0.03	$(0.22)
Net income (loss) per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	$(0.03)	$(0.04)	$0.09	$0.03	$0.00
Diluted	$(0.03)	$(0.04)	$0.09	$0.03	$0.00
Net income (loss) per share attributable to Renren Inc. shareholders:
Basic	$0.05	$(0.07)	$0.06	$0.06	$(0.22)
Diluted	$0.05	$(0.07)	$0.06	$0.06	$(0.22)
Net income (loss) attributable to Renren Inc. shareholders per ADS(2):
Basic	$0.15	$(0.20)	$0.17	$0.17	$(0.65)
Diluted	$0.14	$(0.20)	$0.17	$0.17	$(0.65)
Weighted average number of shares used in calculating net income (loss) per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	850,670,583	1,151,659,545	1,118,091,879	1,059,446,436	1,019,378,556
Diluted	901,340,381	1,151,659,545	1,118,091,879	1,067,631,709	1,019,378,556
Weighted average number of shares used in calculating net income (loss) per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	850,670,583	1,151,659,545	1,118,091,879	1,059,446,436	1,019,378,556
Diluted	901,340,381	1,151,659,545	1,130,739,922	1,067,631,709	1,027,236,202

(1)	Including share-based compensation expenses as set forth below:

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of US$)
Allocation of Share-based Compensation Expenses:
Selling and marketing	414	356	138	193	243
Research and development	1,628	1,511	404	916	781
General and administrative	3,227	7,820	9,608	18,983	25,481
	5,269	9,687	10,150	20,092	26,505
Expenses from the discontinued operations	254	1,210	5,988	3,512	1,736
Total share-based compensation expenses	$5,523	$10,897	$16,138	$23,604	$28,241

(2)	Each ADS represents three Class A ordinary shares.

	As of December 31,
	2011	2012	2013	2014	2015
	(in thousands of US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$283,182	$205,588	$149,511	$166,652	$56,226
Term deposits	702,680	550,000	492,699	494,065	—
Restricted cash	—	—	—	—	122,316
Short-term investments	53,393	147,045	301,995	29,384	2,619
Accounts receivable, net	14,851	18,206	15,865	11,599	4,044
Receivable for internet finance business	—	—	—	6,285	144,457
Total current assets	1,116,970	952,734	1,122,587	763,203	403,938
Total assets	1,278,008	1,201,813	1,385,686	1,149,153	1,267,833
Total current liabilities	60,487	90,119	115,262	46,044	208,751
Total liabilities	67,463	96,683	115,418	46,774	338,445
Total equity (deficit)	$1,210,545	$1,105,130	$1,270,268	$1,102,379	$929,388

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have a history of declining net revenues and increasing losses from operations, and our new business initiatives may not be successful.

We have made significant changes to our business scope in recent years. The portfolio of services we offer has evolved from real name SNS, historically the core of our company’s business, to include internet finance business and other new initiatives. We have also disposed of some of our existing businesses in order to focus on new business opportunities. For instance, we sold Nuomi Holdings Inc., or Nuomi, which operated our social commerce business, to Baidu in two stages in October 2013 and February 2014, and we sold Qianjun Internet Technology Co., Ltd., or Qianjun Technology, which operated our user generated content online video sharing website 56.com, to Sohu.com in December 2014. In November 2015, our board of directors approved the disposition of our online games business and we subsequently completed the disposition of this business in March 2016. While our old businesses were not profitable or not as profitable as we had hoped they would be, the profitability of our new initiatives has yet to be proven. Expansion into new businesses may present operating and marketing challenges that are different from those that we currently encounter, and we cannot assure you that our new business initiatives will be successful enough to justify the time, effort and resources that we devote to them.

We had net revenues of US$152.9 million, US$64.1 million and US$46.7 million in 2012, 2013 and 2014, respectively, and losses from operations of US$46.3 million, US$104.8 million and US$160.9 million, respectively, over the same period. In 2015, after we had disposed of Nuomi and 56.com and reclassified our online games business as held for sale and while our new internet finance business was still in its early stages, our revenue declined further to US$41.1 million. By disposing of businesses we also significantly reduced our operating expenses, and our losses from operations fell to US$105.3 million in 2015. However, we expect that we will incur significant research and development, marketing and other costs to launch new services and grow our internet finance business. If our internet finance business does not grow as rapidly as we hope or if we cannot control costs effectively as the business grows, we may not be able to achieve profitability.

If we are deemed an “investment company” under the Investment Company Act of 1940, it would adversely affect the price of our ADSs and ordinary shares and could have a material adverse effect on our business.

Our assets include a 21.2% interest in Social Finance Inc., a 20.0% interest in 268V Limited, a 14.7% interest in Lending Home Corporation, a 29.0% interest in Trucker Path Inc. and a 25.3% interest in Rise Companies Corp. These and other investments that we have made may be deemed to be “investment securities” within the meaning of the Investment Company Act of 1940, as amended. As a foreign private issuer, we would not be eligible to register under the Investment Company Act, so if we are deemed to be an investment company within the meaning of the Investment Company Act, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act coupled with our inability as a foreign private issuer to register under the Investment Company Act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the New York Stock Exchange, which would have a material adverse effect on the liquidity and value of our ADSs and Class A ordinary shares.

Future disposals of long-term investments may have a material and adverse effect on our business and financial condition.

We have made a series of long-term investments in privately held companies that we believe offer synergies or access to resources and know-how that will be useful in developing our own business operations, particularly in our internet finance business. We have focused our major strategic investments in several segments of the internet finance business, including student loans and credit financing, real estate and mortgage services, and wealth management and investment brokerage services. We have also made long-term investments in companies with less of a direct connection to our current businesses. As of December 31, 2015, our balance sheet included US$811.0 million in long-term investments in some 55 unconsolidated subsidiaries and investment funds.

We plan to reduce the number and aggregate size of these investments, and we will be looking for opportunities to reduce or dispose of our interests in some of these companies. Ownership interests in privately held companies are by their nature relatively illiquid and in some cases our ability to sell may be subject to restrictions under shareholder agreements or similar documents. We will decide which companies to reduce or dispose of our interests in based on a number of factors, including our assessment of the degree to which these companies may contribute to our current and future businesses as well as our assessment of their future growth potential.

Our assessments could be inaccurate and reducing or eliminating our ownership interests in these privately held companies might negatively affect our operations or long-term value. We may lose access to resources or know-how that would have been useful in the development of our own business. We may sell our interests too early, and thus forego gains that we otherwise would have received had we not sold. Selecting investments to dispose of, finding buyers for them and negotiating prices for what may be relatively illiquid ownership interests with no easily ascertainable fair market value will also require significant attention from our management and may divert resources from our existing business, which in turn could have an adverse effect on our business operations.

Furthermore, we recorded the values of certain of our investments in equity interests in companies that are not our subsidiaries in our financial statements at carrying value, which reflect our historical cost for these investments and are not intended to reflect or otherwise estimate the fair market value of these investments. See “Item 5.A—Operating Results—Critical Accounting Policies—Long-term Investments.” Although we believe the fair market value of these investments to have been equal to or greater than the carrying value as of the dates presented in our financial statements, we cannot assure you that the fair market value will not decline before we realize any of our investments. Numerous factors, many of which are beyond our control, could affect the amount and timing of any realizations, and the amount realized with respect to any particular investment may be materially less than the value of that investment currently presented on our financial statements, which could be material to our financial condition.

If we fail to manage our cash prudently, we may suffer material losses or material fluctuation in the value of our assets or be unable to carry out our business strategies.

Following our initial public offering and concurrent private placement in 2011, we held a significant portion of our total assets in the form of cash, cash equivalents and term deposits at commercial banks with high credit ratings. Between 2011 and 2013, the aggregate value of our cash, cash equivalents and term deposits declined while our short-term investments increased significantly. Short-term investments comprise marketable securities which are classified as trading or available-for-sale as well as derivative financial instruments that are regarded as assets. After 2013, we liquidated most of our short-term investments in order to deploy cash in long-term investments in connection with the transition in our business strategy and focus, but we also made investments in certain derivative financial instruments in 2014 and 2015, including interest rate swaptions, interest rate swaps and stock index options. As a consequence of our cash management strategies, our gains and losses on short-term investments have fluctuated significantly. We realized gains on short-term investments of US$56.0 million and US$139.3 million in 2013 and 2014, respectively, and incurred losses on short-term investments of US$98.1 million in 2015. The losses in 2015 were due primarily to investments in certain derivative financial instruments. As we proceed with our plans to dispose of long-term investments in 2016, we expect our cash to increase at least temporarily until we can deploy it in our business, and if we fail to manage our cash prudently, we may suffer material losses or material fluctuation in the value of our assets or be unable to carry out our business strategies.

Our strategy to acquire or invest in complementary businesses and establish strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.

As part of our business transition, we have acquired or invested in complementary businesses in order to gain access to or develop new technologies, know-how or services. For example, we have invested more than US$240 million in Social Finance Inc., or SoFi, a privately held company that operates a social finance business in the United States similar to the business that we have been establishing in China.

Strategic acquisitions and investments may subject us to uncertainties and risks, including:

•	costs and difficulties associated with integrating acquired businesses and managing a larger business;

•	potentially significant goodwill impairment charges;

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	failure to achieve our intended objectives, benefits or revenue-enhancing opportunities;

•	high acquisition and financing costs;

•	potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board;

•	regulatory risk in the United States, the PRC and other countries; and

•	diversion of our resources and management attention.

Failure to address these uncertainties and risks could have a material adverse effect on our liquidity, financial condition and results of operations. For example, we recognized US$23.0 million in impairment losses on equity method investments for the year ended December 31, 2013.

In addition, we may from time to time attempt to achieve our objectives by establishing strategic alliances with various third parties. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counterparty, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business and results of operations.

If we fail to continually anticipate user preferences and provide attractive services and applications, we may not be able to increase the size and level of engagement of our SNS user base.

The success of our business depends in part on our ability to grow our SNS user base and keep our users highly engaged. In order to attract and retain users, we must continue to innovate and introduce services and applications that our users find enjoyable. If we fail to anticipate and meet the needs of our users, the size and engagement level of our user base may decrease, as it has done in the last several years. Furthermore, because of the viral nature of social networking, users may switch to our competitors’ services more quickly than in other online sectors, despite the fact that it would be time-consuming for them to restart the process of establishing connections with friends and post photos and other content via one of our competitor’s services.

We suffered a significant drop in monthly unique log-in users in 2013, and then in average amount of time that unique log-in users spent on our platform in 2014. Our monthly unique log-in users increased from approximately 45 million in December 2013 to approximately 46 million in December 2014 but then decreased again to approximately 41 million as of December 2015. The average amount of time that unique log-in users spent on our platform decreased from approximately 7.7 hours in 2013 to approximately 4.0 hours in 2014 and then further to approximately 1.8 hours in 2015. Decreases in the number of our users or the amount of time they spend on our platform render our services less attractive to users and advertisers and may decrease our revenues, which may have a material and adverse effect on our business, financial condition and results of operations.

In addition, since a substantial number of users of our new services and products over the years had already been users of renren.com and Renren Mobile App, the two components of our SNS platform, we believe that the new services we may pursue will depend upon our ability to maintain and increase the user base for our SNS platform, the level of user engagement on our platform and the stickiness of our platform. If we are unable to maintain or increase the size and level of engagement of our user base for our SNS platform, the performance of our new services may be materially and adversely affected.

We face significant competition in almost every aspect of our business. If we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.

We face significant competition in almost every aspect of our business. In our social networking business, we compete with companies and services such as Tencent’s WeChat, QQ mobile, and Q-zone, SINA’s Weibo, and Momo. Competition with these services in the mobile landscape is as intense as with their PC counterparts, if not more so. We started our internet finance business in 2014 and we primarily compete with established banks and lending companies in China such as Qufenqi.com and Fenqile.com in online consumer financing services and Chedai.com and Limiku.com in automobile financing services.

Some of our competitors have significantly larger user bases and more established brand names and may be able to effectively leverage their user bases and brand names to provide integrated internet communication, online games, social networking and other products and services available over the internet via mobile devices and personal computers and increase their respective market shares. We may also face competition from global social networking service providers that seek to enter the China market. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do, and so in turn may have an advantage in attracting and retaining users and advertisers. If we are not able to effectively compete, our user base and level of user engagement may decrease, which could make us less attractive to advertisers and materially and adversely affect our ability to maintain and increase revenues from online advertising, and which may also reduce the number of paying users that purchase our internet value-added services, or IVAS. Similarly, we may be required to spend additional resources to further increase our brand recognition and promote our services in order to compete effectively, especially with respect to marketing other new services to capture market share, which could adversely affect our profitability.

In addition, we compete for advertising budgets with traditional advertising media in China, such as television and radio stations, newspapers and magazines, and major out-of-home media. If online advertising as a new marketing channel does not become more widely accepted in China, we may experience difficulties in competing with traditional advertising media.

Furthermore, failure of our new internet finance business to achieve or maintain more widespread market acceptance against our competitors could harm our business and results of operations. If we are not able to develop services that attracted to our target customers and compete effectively, we may not be able to grow our user base and may be required to incur significant expenses for user acquisition, which could adversely affect our financial results.

If our internet finance services do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

Our internet finance business currently includes Renren Fenqi, a financial service platform, Renren Licai, a financing and lending platform, and our automobile financing services. Many elements of our internet finance business are relatively unproven, and the internet finance market in China is relatively new, rapidly developing and subject to significant challenges. Although we intend to devote significant resources to expanding our internet finance business and to develop and offer more innovative products to our clients, we have limited experience with this business model and cannot assure you of its future success. If we fail to address the needs of internet finance customers, adapt to rapidly evolving market trends or continue to offer innovative products and services, there may not be significant market demand for our internet finance products and services. In addition, our internet finance business will continue to encounter risks and difficulties that early stage businesses frequently experience, including the potential failure to cost-effectively expand the size of our customer base, maintain adequate management of risks and expenses, implement our customer development strategies and adapt and modify them as needed, develop and maintain our competitive advantages and anticipate and adapt to changing conditions in China’s internet financing industry resulting from mergers and acquisitions involving our competitors or other significant changes in economic conditions, competitive landscape and market dynamics. We have not yet proven the essential elements of profitable operations in our internet finance business.

Our internet finance services could fail to attain sufficient market acceptance for many reasons, including but not limited to:

•	failure to predict market demand accurately and supply loan products that meet this demand in a timely fashion;

•	failure to properly price new loan products;

•	defects, errors or failures on our platform;

•	negative publicity about our loan products or our platform’s performance or effectiveness;

•	views taken by regulatory authorities that new products or platform changes do not comply with PRC laws, rules or regulations applicable to us; and

•	the introduction or anticipated introduction of competing products by our competitors.

If our internet finance services do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

We may not be able to successfully expand and monetize our mobile internet services.

An important element of our strategy is to continue to expand our mobile internet services. We have made significant efforts in recent years to develop new mobile applications to capture a greater share of the growing number of users that access social networking, internet finance and other internet services through smart phones and other mobile devices. The mobile percentage of the monthly total user time spent on our SNS service was 79.2%, 87.9% and 68.6% in December 2013, 2014 and 2015, respectively, and the number of monthly unique mobile users who accessed Renren SNS increased from 14.7 million in December 2013 to 20.5 million in December 2014 and decreased to 19.5 million in December 2015. If we are unable to attract and retain a substantial number of mobile device users, or if we are slower than our competitors in developing attractive services that are adapted for such devices, we may fail to capture a significant share of an increasingly important portion of the market for our services or lose existing users, either of which may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, we are in the midst of experimenting with multiple early monetization strategies for our mobile internet services. Advertisers currently spend significantly less on advertising on mobile devices as compared to advertising on personal computers, and we cannot assure you that advertisers will in the future increase their spending on advertising on mobile devices. As our users continue to allocate more time on our mobile services instead of our traditional PC services, mobile monetization will become increasingly important as a path to profitability. Accordingly, if we are unable to successfully implement monetization strategies for our mobile users and if our users continue to increasingly access our services through mobile devices as a substitute for access through personal computers, our revenue and financial results may be negatively affected.

The business opportunities for social networking, internet finance and other internet services in China are continually evolving and may not grow as quickly as expected, in ways that are consistent with other markets, or at all.

Our business and prospects depend on the continual development of emerging internet business models in China, including those for social networking and internet finance. Our main internet services have distinct business models which may differ from models for these businesses in other markets, such as the United States, and that are in varying stages of development and monetization. We cannot assure you that the industries in which we operate in China will continue to grow as rapidly as they have in the past, in ways that are consistent with other markets, or at all. With the development of technology, new internet services may emerge which may render our existing service offerings less attractive to users. The growth and development of the social networking and internet finance industries is affected by numerous factors, such as the macroeconomic environment, regulatory changes, technological innovations, development of internet and internet-based services, users’ general online experience, cultural influences and changes in tastes and preferences. If these internet industries do not grow as quickly as expected or at all, or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be adversely affected.

If we fail to keep up with the technological developments and users’ changing requirements, our business and prospects may be materially and adversely affected.

The social networking and internet finance industries are subject to rapid and continual changes in technology, user preferences, such as the movement of our user base from personal computers to mobile devices, the nature of services offered and business models. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from technological developments. If we do not adapt our services to such changes in an effective and timely manner, we may suffer from decreased user traffic, which may result in a reduced number of advertisers for our online advertising services or a decrease in their advertising spending. In addition, if we adopt new technologies which turn out to be less proven, and user experience suffers as a result, our users may use our platform less often. Furthermore, changes in technologies may require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We may not successfully execute our business strategies due to a variety of reasons such as technical hurdles, misunderstanding or erroneous prediction of market demand or lack of necessary resources. Failure to keep up with technological developments may result in our platform being less attractive, which in turn may materially and adversely affect our business and prospects.

The laws and regulations governing peer-to-peer lending in China are evolving and subject to changes. If our practices are deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.

Due to the relatively short history of peer-to-peer lending in China, the regulatory framework governing the industry is still under development. Currently, the PRC government has not promulgated any specific rules, laws or regulations to directly regulate the peer-to-peer lending industry. In December 2015, the China Banking Regulatory Commission, or CBRC, released for public comment the Draft Interim Administrative Measures for the Business Activities of Peer-to-Peer Lending Information Intermediaries, or Draft P2P Measures. Once adopted, this will be the first regulation that specially regulates the peer-to-peer lending industry. The Draft P2P Measures propose a set of restrictions on peer to peer lending business, but do not propose a licensing or pre-approval regime. The restrictions proposed by the Draft P2P Measures include, amongst others, limiting peer to peer lending to the role of information intermediaries instead of credit intermediaries (i.e., providing “credit enhancement services”), prohibiting peer to peer lenders from absorbing public deposits, collecting capital, establishing capital pools and providing guarantees for lenders, and restricting the issuance of financial products on peer to peer lending platforms. Online lending platforms would also be required to publicly disclose aggregate loan information and performance, as well as register with the local financial authorities to improve transparency. Under the draft Measures, there would be an 18-month grace period once the Measures go into effect for existing companies already engaging in peer-to-peer lending activities to comply with the new rules.

There are substantial uncertainties with respect to the enactment timetable, final content, interpretation and implementation of the Draft P2P Measures. The Draft P2P Measures, if enacted as proposed, could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

In July 2015, the People’s Bank of China together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to the online peer-to-peer lending service industry titled the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines introduced formally for the first time a regulatory framework and basic principles for administering the peer-to-peer lending service industry in China.

The Guidelines specify that the China Banking Regulatory Commission, or the CBRC, will have primary regulatory responsibility for the online peer-to-peer lending service industry in China and state that online peer-to-peer lending service providers should operate as information intermediaries and are prohibited from engaging in illegal fund-raising and providing “credit enhancement services”. The Guidelines also provide additional requirements for China’s internet finance industry, including the use of custody accounts with qualified banks to hold customer funds as well as information disclosure requirements, among others.

However, the Guidelines only set out the basic principles for promoting and administering the online peer-to-peer lending service industry, and were not accompanied by any implementing rules. The Guidelines instead urge the relevant regulatory agencies to adopt implementing rules at the appropriate time. As the implementing rules of the Guidelines have not been published, there is uncertainty as to how the requirements in the Guidelines will be interpreted and implemented. Although the Guidelines prohibit online peer-to-peer lending service providers from providing “credit enhancement services,” it is uncertain how the “credit enhancement services” mentioned in the Guidelines will be interpreted due to the lack of detailed implementing rules in the Guidelines. See “Regulation—Regulations Relating to Online Peer-to-Peer Lending.”

In addition to the Guidelines, there are certain other rules, laws and regulations relevant or applicable to the online peer-to-peer lending service industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. See “Regulation—Regulations Relating to Online Peer-to-Peer Lending.” We appointed a senior management member to act as an intermediary to facilitate certain financing services, namely to sign loan agreement with borrowers acquired from our Renren Fenqi platform and to finance such borrowers with certain funds that we initially provided to him. We transfer such creditor’s rights arising from the loan agreement to investors who want to invest on Renren Licai through the intermediary person. Through the intermediary person, we also agree to repurchase the creditor's rights from the investors upon the maturity of the investment period. Due to the lack of detailed rules and the fact that the rules, laws and regulations are expected to continue to evolve in this newly emerging industry, we cannot be certain if any of our existing practices would be deemed to be within the scope of such rules, laws and regulations relevant or applicable to the online peer-to-peer lending service industry and, as such, would not be deemed to violate any existing or future rules, laws and regulations.

We have not been subject to any material fines or other penalties under any PRC laws or regulations including those governing the peer-to-peer lending service industry in China. The Guidelines do not set out the liabilities that will be imposed on the service providers who fail to comply with the principles and requirements contained thereunder, nor do other applicable rules, laws and regulations contain specific liability provisions specially as to the financing and lending platform like us. However, if our practice is deemed to violate any rules, laws or regulations, we may face injunctions, including orders to cease illegal activities, and may be exposed to other penalties as determined by the relevant government authorities as well. If such situations occur, our business, financial condition and prospects would be materially and adversely affected. In addition, given the evolving regulatory environment in which we operate, we cannot rule out the possibility that the PRC government will institute a licensing regime covering our industry. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

The laws and regulations governing internet finance in China are evolving and subject to change. If our practices are deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.

The Guidelines encourage innovation in internet finance platforms, products and services, provided they are compliant with the law. The Guidelines allocate regulatory oversight and responsibilities among the relevant authorities, among which internet payment services will be under the administration of the People’s Bank of China while online lending (including peer to peer lending) and internet consumer finance will be under the administration of the China Banking Regulatory Commission. The Guidelines set forth legal parameters for internet finance platforms, which will serve as a basis for more detailed regulatory rules to be enacted in the future. Among these, the Guidelines state that any enterprise or individual that provides Internet financial services must complete financial regulatory procedures, as well as website record-filing procedures with the telecommunications authorities. Internet finance operators are required to fully disclose their business model, financial status, and transaction models to users. Internet finance operators are also required to implement effective technical safety measures. They are required to store and protect client and transaction information, and are prohibited from selling or divulging a client’s personal information. Internet finance operators are required to protect the confidentiality of client information, falling which they would be subject to legal liability. Internet finance operators are required to implement effective measures to identify clients, proactively monitor and report suspicious transactions, and comply with anti-money laundering laws. This means that Internet finance platforms are “specific non-financial institutions that shall abide by anti-money laundering laws” as set forth in China’s Anti-Money Laundering Law.

The Guidelines only set out the basic principles for promoting and administering the internet finance service, and were not accompanied by any implementing rules. As the implementing rules of the Guidelines have not been published, there is uncertainty as to how the requirements in the Guidelines will be interpreted and implemented. Given the evolving regulatory environment in which we operate, we cannot rule out the possibility that the PRC government will institute a licensing regime covering our industry. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations. Further, if our practice is deemed to violate any rules, laws or regulations, we may face injunctions, including orders to cease illegal activities, and may be exposed to other penalties as determined by the relevant government authorities as well. If such situations occur, our business, financial condition and prospects would be materially and adversely affected. For example, our Renren Fenqi service provides credit financing to college students in China for making purchases on e-commerce platforms. Although we do not believe that we are a consumer finance service company by providing the Renren Fenqi service, it might be considered as a form of consumer finance service subject to the approval of China Banking Regulatory Commission, or CBRC. Pursuant to the Administrative Measures for Pilot Consumer Finance Companies issued by the CBRC in November 2013, establishing a consumer finance service company is subject to approval from the CBRC, and the company should also satisfy certain requirements such as having qualified contributors, with registered capital no less than minimum amount stipulated under the measures, having eligible directors and senior managements and qualified practitioners familiar with consumer finance business, among other requirements. There are very few consumer finance companies have been approved by the CBRC. If these measures were considered applicable to our service, we might not be able to obtain approval from the CBRC in a timely manner or at all.

We rely on online advertising for a sizeable proportion of our revenues. If the online advertising industry in China grows slower than expected or advertisers’ willingness to advertise on our SNS platform continues to decline, our revenues, profitability and prospects may be materially and adversely affected.

In 2013, 2014 and 2015, online advertising accounted for 64.9%, 57.6% and 23.6%, respectively, of our total net revenues. Consequently, our profitability and prospects depend in part on the continuous development of the online advertising industry and are impacted by the amount of our advertising clients’ budgets which are devoted to advertising on social networking services in China. Advertising on social networking services is a fairly new marketing channel in China, and those companies which are willing to begin advertising online may decide to utilize more established methods or channels for online advertising, such as the more established Chinese internet portals or search engines. As social network users in China continue to spend the majority of their time on mobile, the pace at which advertisers adopt SNS mobile advertising solutions will also largely impact the success of our business. We believe the reduction in our advertising revenue in 2013, 2014 and 2015 was due in part to the intensified competition for users across China’s SNS landscape, our major competitors’ increasing market share, the continuing shift of our user time to mobile, which we did not begin to monetize until late 2013, and the increasingly competitive landscape for online advertising revenue among the major websites in China offering SNS and other mobile communication services. Further, we may be unable to respond adequately to changing trends in online advertising or advertiser demands or preferences, technological innovation and improvements in the measurement of user traffic and online advertising, and technological developments more generally. In this regard, the migration of our user traffic from PC to mobile has had an adverse impact on our online advertising revenues, as advertisers have, to date, spent considerably less money advertising on mobile devices. If the online advertising market size, particularly the mobile advertising market, does not increase from current levels, we are unable to successfully compete and capture a sufficient share of that market or we are unable to generate meaningful advertising revenues from mobile devices, our ability to maintain or increase our current level of online advertising revenues and our profitability and prospects could be materially and adversely affected.

The size and level of Renren user engagement on mobile devices depend upon effective operation with mobile operating systems, networks, and standards that we do not control.

There is no guarantee that popular mobile devices will continue to feature Renren, or that mobile device users will continue to use Renren rather than competing products. We are dependent on the interoperability of Renren with popular mobile operating systems that we do not control, such as iOS, Android and Windows, and any changes in such systems that degrade our products’ functionality or give preferential treatment to competitive products could adversely affect Renren usage on mobile devices. Additionally, in order to deliver high quality mobile products, it is important that our products work well with a range of mobile technologies, systems, networks, and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks, or standards. In the event that it is more difficult for our users to access and use Renren on their mobile devices, or if our users choose not to access or use Renren on their mobile devices or use mobile products that do not offer access to Renren, our user engagement could be harmed.

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

During the course of the audit of our consolidated financial statements, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to re-establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

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

During the process of preparing our consolidated financial statements for the year ended December 31, 2014, a significant deficiency was identified related to the monitoring of the formal documentation of the board’s preapproval for certain long-term investments. Accordingly, we established a monitoring control in fiscal year 2015 to ensure that we properly conduct and document the formal board resolutions on preapproval for investments and we concluded that, as of December 31, 2015, this significant deficiency had been remediated.

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2015, identified two material weaknesses, each as defined in the U.S. Public Company Accounting Oversight Board Auditing Standard No. 5, An Audit of Internal Control over Financial Reporting that is Integrated with an Audit of Financial Statements, or AS 5, in our internal control over financial reporting. As defined in AS 5, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

The material weaknesses identified are related to (i) lack of implementation of adequate supervisory review controls over the accounting and measurement of our properly approved complex investments, which we began to enter into in 2014, to ensure that these investments are accounted for in conformity with U.S. GAAP, due to which we identified a material adjustment that has been corrected during our preparation of the consolidated financial statements as of and for the year ended December 31, 2015; and (ii) lack of implementation of effective control activities over the newly launched internet finance business to ensure the timely communication of sufficient information to the financial reporting team for certain accounting matters.

Following the identification of these material weaknesses, we have begun taking measures and plan to continue to take measures to remedy them. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting”. However, the implementation of these measures might not fully address these material weaknesses and other control deficiencies in our internal control over financial reporting, and we might not be able to conclude that they have been fully remedied. Failure to correct these material weaknesses and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.

Due to the material weaknesses in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2015. This could adversely affect the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

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

Our performance and future success also depend on our ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in the SNS and internet finance industries for qualified employees, including technical personnel capable of designing innovative services and products, is intense, and if competition in these industries further intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel or if we must incur significantly greater expenses to recruit, train and retain personnel, we may be unable to grow effectively or at all.

Content posted or displayed on our websites may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking state secrets of the PRC. Failure to comply with these requirements may result in fines, the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and reputational harm. In April 2015, we were fined RMB50,000 (US$7,719) after certain user uploaded content was deemed to be obscene. The website operator may also be held liable for such censored information displayed on or linked to their website. For a detailed discussion, see “Item 4.B—Business Overview—Regulation—Regulations on Value-Added Telecommunications Services,” “Item 4.B—Business Overview—Regulation—Regulations on Internet Content Services” and “Item 4.B—Business Overview—Regulation—Regulations on Information Security.”

Through our SNS platform, we allow users to upload content on our platform, including via message boards, blogs, email, chat rooms, or image-sharing webpages, and also allow users to share, link to and otherwise access audio, video and other content from other websites. In addition, we allow users to download, share and otherwise access games and other applications on and through our platform, including through our Renren Open Platform program. After a user registers and before each upload, we require the user to click a box to confirm that the user has read and agreed to be bound by our copyright agreement. Pursuant to the copyright agreement, the user warrants that the content to be uploaded does not violate any laws or regulations or any third-party rights. If we discover that any uploaded content is inappropriate, we can delete or revise the content, or terminate the user account. In addition, we remove user uploads when we are notified or made aware, by copyright owners or from other sources, of copyright infringements or other illegal uploads. For a description of how content can be accessed on or through our SNS platform, and what measures we take to lessen the likelihood that we will be held liable for the nature of such content, see and “—Risks Related to Our Business and Industry—We have been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.”

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

As of December 31, 2015, our platform had accumulated a total of approximately 6.9 billion photos and 45.2 billion comments or reviews. Under our privacy policy, we will not provide any of our users’ personal information to any unrelated third party without our users’ prior consent. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information can be shared may adversely affect our ability to share certain data with advertisers, which may limit certain methods of targeted advertising. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower user traffic on our platform. A significant reduction in user traffic could lead to lower advertising revenues or lower IVAS revenues, which could have a material adverse effect on our business, financial condition and results of operations.

We could be liable for any breach of security relating to our payment platforms or the third-party online payment platforms we use, and concerns about the security of internet transactions could damage our reputation, deter current and potential users from using our platform and have other adverse consequences to our business.

Currently, we sell a substantial portion of our virtual currency and other paid services and applications to our users through third-party online payment platforms using the internet or mobile networks. In all these online payment transactions, secured transmission of confidential information over public networks is essential to maintain consumer confidence. In addition, we expect that an increasing amount of our sales will be conducted over the internet as a result of the growing use of online payment systems. As a result, associated online fraud will likely increase as well. Our current security measures and those of the third parties with whom we transact business may not be adequate. We must be prepared to increase and enhance our security measures and efforts so that our users have confidence in the reliability of the online payment systems that we use, which will impose additional costs and expenses and may still not guarantee complete safety. In addition, we do not have control over the security measures of our third-party online payment vendors. Although we have not in the past experienced material security breaches of the online payments that we use, such security breaches could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of the online payment systems that we use.

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

In our internet finance business, we work with third parties who provide us data concerning creditworthiness, identification, student status and other relevant information that we use to review and select qualified borrowers. If this information becomes more expensive to access or becomes unavailable, our costs would increase or we may need to find alternative sources. If this information is outdated, incomplete or inaccurate, we might incorrectly judge borrowers’ actual creditworthiness, and we might approve unqualified borrowers or disapprove qualified borrowers. As a result, we may inaccurately price the loans that we facilitated and our control over our default rates would be adversely affected, which would harm our business.

To strengthen risk control, we also outsource some functions of our business to third parties. They verify the authenticity of the materials borrowers provide, perform due diligence on target companies, do examinations after providing loans, do asset supervision and collect late payments. These partners may not perform as expected under our agreements with them, and it is difficult for us to monitor and supervise their performance. If they increase the price they charge to work with us, our costs would increase or we would have to look for other partners. There is also a risk of unclear allocation of responsibilities, which could cause inefficiencies and delays. If we cannot maintain effective relationships with these third parties, our business will also be harmed.

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

We rely on PRC mobile network operators, directly and indirectly, to distribute our products to our users. The mobile telecommunication business in China is highly concentrated and major mobile network operators, such as China Mobile, may from time to time issue new policies or change their business practices, requesting or stating their preferences for certain actions to be taken by all mobile service providers using their networks. In addition, the PRC government may also implement new policies or change existing policies regulating the mobile telecommuni-cation business. Such new policies or changes may negatively affect our business operations for mobile applications.

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

We have adopted five equity incentive plans for Renren Inc. in 2006, 2008, 2009, 2011 and 2016. As of February 29, 2016, options to purchase a total of 148,310,010 ordinary shares of Renren Inc. were outstanding. For the years ended December 31, 2013, 2014 and 2015, we recorded US$16.1 million, US$23.6 million and US$28.2 million, respectively, in share-based compensation expenses. As of December 31, 2015, we had US$35.7 million of unrecognized share-based compensation expenses relating to share options, which are expected to be recognized over a weighted average vesting period of 2.23 years, and US$6.9 million of unrecognized share-based compensation expenses relating to non-vested restricted shares, which are expected to be recognized over a weighted average vesting period of 3.03 years. We believe the granting of share options and restricted shares is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share options and restricted shares to key personnel and employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of social networking services and online advertising services. Specifically, foreign ownership of internet service providers or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, the National Development and Reform Commission and the Ministry of Commerce in June 2005, foreign investors are prohibited from investing in or operating any internet cultural operating entities.

We conduct our operations in China principally through a set of contractual arrangements between our wholly owned PRC subsidiary, Qianxiang Shiji Technology Development (Beijing) Co., Ltd., or Qianxiang Shiji, and its consolidated affiliated entity, Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, and Qianxiang Tiancheng’s shareholders. Qianxiang Tiancheng’s wholly owned subsidiary includes Beijing Qianxiang Wangjing Technology Development Co., Ltd., or Qianxiang Wangjing. Qianxiang Wangjing is the operator of our renren.com website and holds the licenses and permits necessary to conduct our SNS and online advertising business in China.

Our contractual arrangements with Qianxiang Tiancheng and its shareholders enable us to exercise effective control over Qianxiang Tiancheng and its subsidiaries, and hence we treat Qianxiang Tiancheng, Qianxiang Wangjing and Qianxiang Changda as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.

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

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. If any of these penalties results in our inability to direct the activities of our consolidated affiliated entities and the subsidiaries that most significantly impact their economic performance, or results in our failure to receive the economic benefits from our consolidated affiliated entities and their subsidiaries, we may not be able to consolidate the consolidated affiliated entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In the fiscal years ended December 31, 2013, 2014 and 2015, our consolidated affiliated entities and their subsidiaries contributed in the aggregate 98.8%, 98.6% and 94.9%, respectively, of our consolidated net revenues.

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

The shareholders of our consolidated affiliated entities include Ms. Jing Yang and Mr. James Jian Liu, who are the shareholders of Qianxiang Tiancheng. Ms. Yang is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer. Mr. Liu is our executive director and chief operating officer.

Conflicts of interest may arise between the dual role of Mr. Liu as a director and officer of our company and as a shareholder of our consolidated affiliated entity Qianxiang Tiancheng. Conflicts of interest may also arise between the interests of Ms. Yang as a shareholder of Qianxiang Tiancheng and as the wife of our founder and chief executive officer. Furthermore, if Ms. Yang experiences domestic conflict with Mr. Chen, she may have little or no incentive to act in the interest of our company, and she may not perform her obligations under the contractual arrangements she has entered into with Qianxiang Shiji.

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

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce solicited comments on this draft in 2015, but no new draft has been published since then. As such, substantial uncertainties exist with respect to its enactment timetable, final scope, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Counsel later, if the FIE is engaged in the industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the Ministry of Commerce, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

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

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our wholly owned PRC subsidiaries, particularly Qianxiang Shiji, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our wholly owned PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC such as Qianxiang Shiji may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as Qianxiang Shiji is required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their registered capital. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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

Any loans by us to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, which are PRC domestic companies. Further, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in social networking services, online advertising and related businesses.

SAFE promulgated a circular in November 2010, known as Circular No. 59, which tightens the examination of the authenticity of settlement of net proceeds from our initial public offering and requires that the settlement of net proceeds shall be in accordance with the description in the prospectus included in our registration statement on Form F-1 (Registration No. 333-173548), which was filed with the SEC in connection with our initial public offering. In March 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. According to SAFE Circular 19, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiaries are still not allowed to extend intercompany loans to our VIEs. In addition, as SAFE Circular 19 was promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or consolidated affiliated entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use funds we hold offshore to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Changes in government policies or regulations may have material and adverse impact on our business, financial condition and results of operations.

Our real name social networking services are subject to strict government regulations in the PRC. Under the current PRC regulatory scheme, a number of regulatory agencies, including the MIIT, the Ministry of Culture, the State Administration for Press, Publication, Radio, Film and Television and the State Council Information Office jointly regulate all major aspects of the internet industry, including the SNS industry. Operators must obtain various government approvals and licenses prior to the commencement of SNS operations, including an internet content provider license, or ICP license, an online culture operating permit, and a value-added telecommunication services license.

We have obtained a value-added telecommunication service license, an ICP license, and an online culture operating permit for online advertisements on our SNS website. If the PRC government promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of SNS and/or other services we plan to launch, to the extent we may not be able to obtain these licenses, our results of operations may be materially and adversely affected. In addition, the PRC government may promulgate regulations restricting the types and content of advertisements that may be transmitted online, which could have a direct adverse impact on our business.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.

In October 2007, we launched “Renren Beans,” a virtual currency that can be used to purchase any of our IVAS or other paid services and applications for users, and in March 2016, we also launched “Renren Points,” a virtual currency that can be used to purchase any of our live streaming services. Due to the relatively short history of virtual currency in China, the regulatory framework governing the industry is still under development. Currently, the PRC government has not promulgated any specific rules, laws or regulations to directly regulate virtual currency, except for online game virtual currency. The Notice on the Strengthening of the Administration on Online Game Virtual Currency, jointly issued by the Ministry of Culture and the Ministry of Commerce in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game users by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In 2009, the Ministry of Culture further promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business. There are uncertainties as to how these online game virtual currency regulations would apply to Renren Beans as well as to Renren Points. Further, although we believe we do not offer online game virtual currency trading services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, in which case these regulations could have an adverse effect on our “Renren Beans” and “Renren Points” related revenues.

There are substantial uncertainties with respect to the enactment, final content, interpretation and implementation of the Draft Cyber Security Law and how it may impact our business operations.

In July 2015, the Standing Committee of the National People’s Congress of China issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard sovereignty, security and development interests of cyberspace in the state, and the state shall establish a national security review and supervision system to review including foreign investment, key technologies, internet and information technology products and services and other important activities that are likely to impact the national security of China.

In July 2015, the Standing Committee of the National People’s Congress of China also released the Draft Cyber Security Law to solicit public comments. Once adopted, the Cyber Security Law will become the first Chinese law that exclusively regulates cyber security. The Draft Cyber Security Law sets high standards for the operational security of facilities deemed to be part of PRC’s “key information infrastructure facilities,” and includes the integration of national security examinations under certain circumstances. Among which, “key information infrastructure facilities” includes networks and systems owned or managed by network service providers with a significant number of users. The Draft Cyber Security Law provides that key information infrastructure facilities operators must set up specialized internal security management divisions and assign appropriate person(s) responsible for security management. Additionally, these operators must conduct background checks on the person(s) responsible for security management and on personnel in critical positions. It further provides that when operators of key information infrastructure facilities purchase network products or services that may affect or involve national security, the operator must pass a security examination jointly arranged by the national network and information authority and the relevant government departments and the national security examination process under the National Security Law will be triggered. The operators of key information infrastructure facilities must store important data collected and generated, including citizens’ personal information, exclusively within the territory of the People’s Republic of China. The Draft Cyber Security Law also sets more stringent requirements for network operators. The Draft Cyber Security Law establishes censorship duties for network operators, including digital information distribution service providers and application software download service providers. When these operators notice a prohibited publication, or the transmission of illicit information, they must promptly stop transmitting the information and take measures necessary to prevent the spread of that information. Operators must maintain a record of these incidents when they occur and report them to the competent authorities. The Draft Cyber Security Law provides relevant subjects with relevant legal authorities who are empowered to take measures to cut off any transmission(s) of prohibited information on communication networks. Upon finding prohibited information, those authorities will require that the network operators stop the transmission and take the necessary measures to remove any prohibited content. Where the above prohibited information comes from outside the territory of China, these authorities may request that all related institutions to take necessary measures to stop the flow of prohibited information.

There are substantial uncertainties with respect to the enactment timetable, final content, interpretation and implementation of the Draft Cyber Security Law. The Draft Cyber Security Law, if enacted as proposed, could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

We might not be able to obtain an Audio/Video Program Transmission License and an Online Culture Operating Permit for Woxiu and our mobile live streaming services.

In December 2014, a subsidiary of Sohu.com Inc. acquired 100% of the equity interest of Guangzhou Qianjun Internet Technology Co., Ltd, or Qianjun Technology, a wholly-owned subsidiary of ours that possesses an Audio/Video Program Transmission License. We have started to apply for an Audio/Video Program Transmission License through Beijing Wole Shijie Information Technology Co., Ltd., a wholly-owned subsidiary of ours. In addition, the mobile live streaming features that we have been added to our app are rapidly becoming popular, and we have also started to apply for an update to include additional content on Qianxiang Wangjing’s Online Culture Operating Permit in order to cover these services. As of the date of this annual report, these applications have not been approved yet. If we fail to obtain an Audio/Video Program Transmission License or fail to update the Online Culture Operating Permit, some audio/video content generated and shared by our users of renren.com and woxiu.com may not be allowed to be transmitted over the internet and our revenue and financial performance may be significantly impacted.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past few years, the PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results. For example, in the event of unanticipated adverse changes in the economy, the credit quality of the customer of our internet finance business may materially decreases, and our results of operations could be materially adversely affected

Uncertainties with respect to the PRC legal system could adversely affect us.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

•	We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•	There are uncertainties relating to the regulation of the internet industry in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we have failed to obtain permits or licenses that applicable regulators may deem necessary for our operations or we may not be able to obtain or renew certain permits or licenses to maintain their validity. The major permits and licenses that could be involved include the ICP license, the online culture operating permit, the value-added telecommunication services operation permit and the internet publishing license.

•	New laws and regulations may be promulgated that will regulate internet activities, including social networking services and online advertising businesses. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

Substantially all of our revenues and costs are denominated in RMB. The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, Qianxiang Shiji is able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

SAFE has promulgated several regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 37, issued in 2014, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE in October 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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

Although the SAT issued the Notice on Several Issues on the Administration of Enterprise Income Tax of Non-PRC Resident Enterprises in 2011, or SAT Circular 24, to provide further clarification on how SAT Circular 698 and its relevant provisions should be implemented, there remain uncertainties as to how “reasonable commercial purpose” is defined or determined or whether transactions conducted as part of an internal restructuring may be immune to re-characterization. In February 2015, the State Administration of Taxation issued SAT Notice on the Collection of Corporate Income Tax by Indirect Transfer of Assets by Non-Resident Companies, or SAT Circular 7, which attempts to clarify the meaning of “reasonable commercial purpose” and abolishes certain clauses of both Circular 698 and Circular 24. SAT Circular 7 also expands the concept of indirect transfer from equity interests to movable and immovable property in China and provides safe harbor rules for the public trading of shares in a listed company holding taxable China assets and for indirect transfers resulting from a corporate restructuring. Further, SAT Notice 7 replaces the compulsory reporting requirement set forth in SAT Circular 698 with a voluntary reporting regime. SAT Circular 7 provides that, where an indirect transfer occurs, both parties to the indirect transfer must submit the relevant documents to the competent tax authority for tax filing purposes, and enterprise income tax will be payable after the share transfer agreement comes into effect and the registration of the share transfers is completed. Indirect transfers occurring before SAT Circular 7 but for which tax matters have not been resolved will be governed by SAT Circular 7.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

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

Risks Related to Our ADSs

There can be no assurance that the proposed going-private transaction will continue to be pursued, approved by our shareholders or successfully consummated. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of our ADSs.

In June 2015, our board of directors received a non-binding proposal letter from Mr. Joseph Chen, the chairman of our board of directors and our chief executive officer, and Mr. James Jian Liu, a member of our board of directors and our chief operating officer, proposing a “going-private” transaction to acquire all of the outstanding ordinary shares not already owned by them for US$4.20 in cash per ADS. Mr. Chen and Mr. Liu currently beneficially own approximately 33.9% of the ordinary shares in our company, representing approximately 49.6% of the voting power in our company. We have taken no formal action with respect to this non-binding proposal, and there can be no assurance that the going private transaction will continue to be pursued, approved by sufficient affirmative vote or consummated.

The going private transaction, whether or not pursued or consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, if we sign any definitive agreement with the buyer group, we may be subject to various restrictions under those agreements on the conduct of our business prior to the completion of the transaction, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the transaction. Also, any development of the transaction, such as entering into or termination of any definitive agreement, may increase volatility of the trading price of our ADSs.

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NYSE on May 4, 2011, the closing prices of our ADSs have ranged from US$2.39 to US$18.01 per ADS, and the last reported trading price on May 12, 2016 was US$2.49 per ADS.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our industry affecting us, our advertisers or our competitors;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide SNS, online advertising, social commerce services or internet finance services, or other internet companies;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the SNS and online advertising industries or the internet industry in general;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

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

Our dual-class voting structure allows our two largest shareholders to significantly influence our actions over important corporate matters, will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

We issued Class A ordinary shares represented by our ADSs in our initial public offering in May 2011. Mr. Joseph Chen, who is our founder, chairman and chief executive officer, and SB Pan Pacific Corporation are our only shareholders who hold Class B ordinary shares. As of February 29, 2016, Mr. Joseph Chen, our founder, chairman and chief executive officer, beneficially owns approximately 18.7% of our outstanding Class A ordinary shares and approximately 55.8% of our outstanding Class B ordinary shares, representing in aggregate 48.4% of our total voting power, and SB Pan Pacific Corporation beneficially owns approximately 37.8% of our outstanding Class A ordinary shares and approximately 44.2% of our outstanding Class B ordinary shares, representing in aggregate 43.0% of our total voting power.

Due in large part to the disparate voting powers attached to the two classes of ordinary shares, Mr. Chen and SB Pan Pacific Corporation have controlling power over matters requiring shareholder approval, subject to certain exceptions. As between Mr. Chen and SB Pan Pacific Corporation, the approvals of SB Pan Pacific Corporation are required for certain important matters relating to our company. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Voting Rights.” This concentration of ownership and voting power in the hands of Mr. Chen and SB Pan Pacific Corporation may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

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

Subject to our memorandum and articles of association and certain restrictions under Cayman Islands law, our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 29, 2016, not including options, we have 1,020,682,149 ordinary shares outstanding comprised of (i) 377,639,094 Class A ordinary shares represented by ADSs, which ADSs are freely transferable without restriction or additional registration under the Securities Act, (ii) 337,654,605 Class A ordinary shares not represented by ADSs, which are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, and (iii) 305,388,450 Class B ordinary shares which, following conversion to Class A ordinary shares by the holder of the Class B ordinary shares, are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and consolidated affiliated entities. Most of our directors and officers reside outside the United States and a substantial portion of the assets of such directors and officers are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

We believe we were a PFIC for the taxable years ending December 31, 2013, December 31, 2014 and December 31, 2015. Our PFIC status for the current taxable year will not be determinable until after the close of the current taxable year. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because, as a public company, the value of our assets for this purpose is determined in part by reference to the market prices of our ADSs and outstanding ordinary shares, there can be no assurance that we will not be a PFIC for the current or any future taxable year.

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

In May 2011, we completed our initial public offering, wherein we issued and sold 50,863,711 ADSs, and certain selling shareholders sold 10,201,289 ADSs, at an initial offering price of US$14.00 per ADS. On May 4, 2011, our ADSs began trading on the NYSE under the symbol “RENN.” In addition, concurrently with our initial public offering, we sold an aggregate of 23,571,426 Class A ordinary shares to certain unrelated third-party investors in a private placement, at a price of US$4.67 per Class A ordinary share.

In October 2011, we completed the acquisition of 100% of the equity interest in Wole Inc., a Cayman Islands limited liability company. Wole Inc. operated 56.com, a leading user generated content online video sharing website in China, through a set of contractual arrangements between Wole Inc.’s PRC subsidiary, Wole Technology, and Qianjun Technology.

In March 2013, we completed a corporate restructuring wherein we moved our online games business to Shanghai Renren Games Technology Development Co., Ltd., or Renren Games, a PRC company incorporated in November 2012.

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

In June 2015, our board of directors received a non-binding proposal letter from Mr. Joseph Chen, the chairman of our board of directors and our chief executive officer, and Mr. James Jian Liu, a member of our board of directors and our chief operating officer, proposing a “going-private” transaction to acquire all of the outstanding ordinary shares in our company not already owned by them for US$4.20 in cash per ADS. Mr. Chen and Mr. Liu currently beneficially own approximately 33.9% of the ordinary shares in our company, representing approximately 49.6% of the voting power in our company. We have taken no formal action with respect to this non-binding proposal, and there can be no assurance that the going private transaction will continue to be pursued, approved by sufficient affirmative vote or consummated. See “Item 3. Key Information on the Company—Risks Related to Our American Depositary Shares—There can be no assurance that the proposed going-private transaction will continue to be pursued, approved by our shareholders or successfully consummated. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of our ADSs.”

In November 2015, our board of directors approved the disposition of our online game business. The disposition was subsequently completed in March 2016.

Our principal executive offices are located at 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, the People’s Republic of China. Our telephone number at this address is +86 (10) 8448-1818. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 345-949-8066. We also have offices in 37 cities in China, including Shanghai, Guangzhou and Wuhan. Our agent for service of process in the United States in connection with the registration statement on Form F-1 for our initial public offering in May 2011 is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.	Business Overview

Overview

Renren operates a leading real name social networking internet platform and a rapidly growing internet finance platform in China. We enable users to connect and communicate with each other, share photos and enjoy a wide range of other features and services. We are also developing our internet finance business to leverage our core social networking services and large user base in China, particularly our target audience of college students and young people in China.

Beginning in late 2013, we have been reallocating our resources to new business areas. We disposed of Nuomi, our group-buy e-commerce business, in two stages in October 2013 and February 2014. We disposed of 56.com, our on-line video business, in December 2014. In November 2015, our board of directors approved the disposition of our online games business as part of our change in strategic direction to focus more on our internet finance business. We disposed of our entire online games business in March 2016.

Currently, our primary services are:

•	Renren SNS, which includes our main social networking website and mobile services; and

•	Internet Finance Business, which includes Renren Fenqi, a financial service platform which provides credit financing to college students in China for making purchases on e-commerce platforms, used automobile financing, our business where we provide credit financing to used automobile dealers, and Renren Licai, a financing and lending platform.

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

We are one of the largest SNS platforms in China. As of December 31, 2013, 2014 and 2015, the cumulative total of our activated users was approximately 206 million, 223 million and 228 million, respectively. From January 2015 through December 2015, we added an average of approximately 0.5 million new activated users per month. In December 2013, December 2014 and December 2015, the number of our monthly unique log-in users was approximately 45 million, 46 million and 41 million, respectively. From January 2015 through December 2015, our unique log-in users spent a monthly average of approximately 1.8 hours on our platform, compared to an average of 4.0 hours in 2014. The decrease in users’ average time spent on our platform is primarily due to intense competition in the mobile internet environment, where there are numerous mobile applications dedicated to meet the specific needs of different users that have affected their stickiness to our platform.

Our SNS platform is accessible from internet-enabled devices, including mobile devices and personal computers, so that users can access our platform anytime from anywhere they are connected to the internet. We offer versions of our sites and client applications that have been optimized for a range of mobile device operating systems, including for iOS, Android and Windows. The mobile percentage of our monthly total user time spent on renren.com was 79.2%, 87.9% and 68.6% in December 2013, December 2014 and December 2015, respectively.

By providing content and applications that are attractive to Chinese internet users, we seek to strengthen our user base and increase user engagement and retention. With mobile devices having become the preferred method for Chinese internet users to access social networking services and other internet services, we have focused our research and development resources on mobile services and applications. During 2015, we continued to improve our Renren Mobile App’s communication features. We opened our social graph from a friend-based network to a follow-based social network. In addition, multi-likes and mobile live streaming have been added to the app and are rapidly becoming popular features. The new features are compatible with our app strategy shift to an “online celebrity” type of format.

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

•	Mobile advertising—Our mobile advertising products include top banner placements, location-based services, app promotions and promoted news feeds through our mobile applications. Advertisers may pay for different types of advertising formats while targeting their advertisements by user interests, time period, and demographic and geographic criteria. We began selling mobile advertising to our brand advertisers in the fourth quarter of 2013 and it accounted for approximately 15% of our total online advertising revenue for the year ended December 31, 2015.

•	Social ads—Our social ads come in a variety of formats, including user icon displays, and they support light flash-based interactions, including polls and coupons. Our social ads allow users to interact with the advertisement alone or together with friends using user-initiated call-to-action buttons such as “participate,” “like this ad,” “comment on this ad,” “share this ad” and “become a fan,” which can result in friend recommendations and other forms of social influence. Our social ads are designed to be non-intrusive and typically do not employ heavy flashing fields or pop-ups that cover large parts of the user’s screen. Advertisers pay for social ads based on the time period that the advertisement is displayed or the number of impressions delivered.

•	Display ads—Our display ads are delivered alongside a web page primarily as graphical advertisements. Display ads can be targeted to certain users or can be displayed on a page at a certain time to all users viewing the page. Advertisers can pay for display ads based on the time period that the advertisement is displayed, the number of ad impressions delivered or the number of clicks on their advertisement. An “ad impression” is delivered when an advertisement appears on a page and the page is viewed by a user.

•	Top promoted news feeds—Our promoted news feeds display news, events and promotions regarding an advertiser or its brand to users in various formats, including text and text plus graphic, which they can further share among their friends.

•	Sponsored online events, campaigns and virtual items—We enable advertisers to sponsor a particular area on our website for online events or campaigns, and to sponsor virtual items.

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

Our online advertising serves a broad base of advertisers, including leading international companies such as Yum and Coca-Cola, leading companies in China such as China Mobile, Meng Niu and Huawei, and various small- and medium-sized enterprises. In 2013, 2014 and 2015, the number of our brand advertisers was 189, 139 and 72, respectively, and the average annual spending by our brand advertisers was approximately US$193,000, US$179,000 and US$118,000, respectively. Our advertisers operate in a variety of industries, including fast-moving consumer goods, information technology hardware, apparel and accessories, personal care products, automobile manufacturing and financial services. Our online advertising service team has direct contacts with our advertisers, the vast majority of whom purchase our online advertising services through third-party advertising agencies. As of December 31, 2015, we had 91 sales representatives and supporting personnel for online advertising services.

We also have an advertising division dedicated to servicing small and medium enterprise, or SME, advertisers. We utilize our renren.com platform to allow SME advertisers to select certain user information, such as city, gender, age, interest graph and university, for better targeting accuracy. SME advertising verticals typically consist of services relating to tutoring, wedding packages, personal electronics and on-line B2C services. In 2015, SME advertising represented approximately 10% of our total advertising revenue.

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

Our Internet Finance Business

We believe internet finance is a promising opportunity for us to leverage our core SNS platform and large user base in China.

In the fourth quarter of 2014, we launched Renren Fenqi, a financial service platform which provides credit financing to college students in China for making purchases on e-commerce platforms. Since its launch, Renren Fenqi has experienced rapid growth in both registered user numbers and credit financing volume. As of December 31, 2015, Renren Fenqi covered 2,183 universities and colleges in 168 cities, with 571,553 registered users on its online platform, and had provided credit financing of an aggregate of RMB304 million (US$46.9 million) for purchases on e-commerce platforms in China. We believe that we have a competitive advantage with our extensive database of college students in China, which allows us to assess their credit profiles and repayment abilities. As the leading SNS on college campuses in China, we are able to reach out to our target users more effectively.

In the first quarter of 2015, we launched a used automobile financing service which provides credit financing to used automobile dealers. As of December 31, 2015, our used automobile financing service covered 33 cities and had provided credit financing to 431 used automobile dealers of an aggregate of RMB 735 million (US$113.5 million) for payments of purchases or leases of used automobiles. In January 2016, we acted as the originator for China’s first asset-backed security product collateralized by finance leasing of used automobiles, which was issued on January 21, 2016 and is traded on the Shanghai Stock Exchange.

In the second quarter of 2015, we launched Renren Licai, a financing and lending platform, as the first step toward entering the wealth management and investment brokerage services business. As of December 31, 2015, Renren Licai facilitated RMB 1.1 billion (US$174.5 million) of loans for purchases on e-commerce platforms, renting apartments, and payments of purchases or leases of used automobiles in China. We expect to continue to add new services with strong growth potential in the internet finance field in China, for example, products and services relating to real estate and mortgages in China.

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

In March 2016, we launched “Renren Points,” virtual currency that can be used to purchase any of our live streaming services. Users can acquire our virtual currency through third-party online payment systems and third-party payment service providers such as Alipay, WeChat Pay and Apple Pay.

Our internet finance business uses third-party payment service providers such as Alipay, Yeepay and 99 Bills to transfer funds to and from users.

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

As of December 31, 2015, we had 91 sales representatives and supporting personnel for online advertising services. Our sales force for online advertising services is organized by industry and provides a broad range of services and solutions. In addition to building and maintaining customer relationships, our sales force assists advertisers in structuring advertising campaigns by analyzing the advertisers’ target audiences and marketing objectives.

Marketing and Brand Promotion

We believe that brand recognition is important to our ability to attract users. We have engaged in both online and offline marketing activities to promote our Renren brand. To date, user recognition of our Renren brand has primarily grown virally, and we have built our Renren brand with modest marketing and brand promotion expenditures. In 2014, 2014 and 2015, we launched a series of online and offline branding campaigns to solidify our brand among the young generation. Although we may have to expand on our promotions from time to time, especially when we launch new services or products, our marketing expenses for these promotions are relatively small when compared to those of our principal competitors.

To encourage such viral growth, we focus on continuously improving the quality of our services, as we believe satisfied users and their friends are more likely to recommend our services to others. We also work with other operators and platforms for cross-marketing and co-branding projects to further leverage our existing brand value.

We have a marketing team that initiates various marketing activities. For example, we market our services through media partnerships, co-branding campaigns with other brands, initiatives with hit movies and sponsorship of cultural events such as music festivals. In 2014 and 2015, we organized a marketing think tank alliance “Young People Matter” with leading consumer brands, major advertising agencies and a variety of other organizations in China. We hosted a series of events for the alliance members to conduct direct conversations with college students, particularly the thought leaders and active users on renren.com. We believe that this alliance and its events further strengthened Renren’s reputation as an SNS platform for the young population in China and we expect to continue to actively participate in it.

We also established a team of sales and marketing personnel dedicated to our internet finance business. As of December 31, 2015, we had 410 sales and marketing personnel focusing on our growing internet finance business. Our sales and marketing team promoted our internet finance brands through online and offline activities.

Seasonality

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our online advertising services and internet finance business. We generally generate less revenue from online advertising during national holidays in China, in particular during the first quarter of each year due to the slowdown of business during the Chinese New Year holiday season that lasts approximately two weeks. To a lesser extent, we also typically generate less revenues from online advertising during the fourth quarter of each year. This seasonality in revenues is due to the fact that a large concentration of our advertising customers are in the consumer sector, with many of them purchasing more of our advertising services in the spring and summer seasons due to the fact that certain of their major products sell better during those seasons. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our advertisers. We expect that seasonal fluctuations and cyclicality will continue to cause our quarterly and annual operating results to fluctuate. We generally generate less revenue from our internet finance business during the summer and winter vacations because college students make fewer purchases during vacations.

Competition

The internet industry in China is rapidly evolving and highly competitive. We face significant competition in almost every aspect of our business. In our social networking business, we compete with companies and services such as Tencent’s WeChat, QQ Mobile and Q-zone, SINA’s Weibo, and Momo. In our internet finance business, we primarily compete with established banks and with lending companies in China such as Qufenqi.com and Fenqile.com in online consumer financing services and Chedai.com and Limiku.com in automobile financing services. We expect the competition in the industry finance industry in China will continue to intensify as the industry develops in the near future. We also compete for online advertising revenues with other websites that sell online advertising services in China. In addition, we indirectly compete for advertising budgets with traditional advertising media in China, such as television and radio stations, newspapers and magazines, and major out-of-home media. We may also face potential competition from global social networking service providers that seek to enter the China market.

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

We compete for internet finance business primarily on the basis of the size and purchasing power of our user base, our risk management capabilities, our user-friendly website and our mobile applications with data security.

Regulation

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Regulations on Value-Added Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations which draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” The Telecommunications Regulations were subsequently revised in 2014. In December 2015, the MIIT published the Classification Catalogue of Telecommunications Services, or the 2015 Catalogue, which took effect on March 1, 2016. The first catalogue was published in September 2000 and was subsequently amended in 2001 and 2003, respectively. Under the 2015 Catalogue, “value-added telecommunication services” was further classified into two sub-categories and 10 items. Internet content provision services, or ICP services, is under the second subcategory of value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

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

To comply with these laws and regulations, our information services operator, Qianxiang Tiancheng, holds a value-added telecommunications business operating license and an ICP license, and our ICP operators Qianxiang Wangjing, Qianxiang Changda and Wole Shijie all hold ICP licenses. In addition, Qianxiang Wangjing possesses BBS Permits issued by the local bureau of the MIIT.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council in December 2001 and amended in September 2008, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or its authorized local branches, and the relevant approval application process usually takes six to nine months.

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

To comply with these regulations, we operate our websites through our PRC domestic companies, i.e., Qianxiang Tiancheng, Qianxiang Wangjing, Qianxiang Changda and Wole Shijie, each holds relevant licenses and permits.

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

Regulations on Internet Finance Services

The Guidelines encourage innovation in internet finance platforms, products and services, provided they are compliant with the law. The Guidelines allocate regulatory oversight and responsibilities among the relevant authorities, among which internet payment services will be under the administration of the People’s Bank of China while online lending (including peer to peer lending) and internet consumer finance will be under the administration of the China Banking Regulatory Commission. The Guidelines set forth legal parameters for internet finance platforms, which will serve as a basis for more detailed regulatory rules to be enacted in the future. Among these, the Guidelines state that any enterprise or individual that provides Internet financial services must complete financial regulatory procedures, as well as website record-filing procedures with the telecommunications authorities. Internet finance operators are required to fully disclose their business model, financial status, and transaction models to users. Internet finance operators are also required to implement effective technical safety measures. They are required to store and protect client and transaction information, and are prohibited from selling or divulging a client’s personal information. Internet finance operators are required to protect the confidentiality of client information, falling which they would be subject to legal liability. Internet finance operators are required to implement effective measures to identify clients, proactively monitor and report suspicious transactions, and comply with anti-money laundering laws. This means that Internet finance platforms are “specific non-financial institutions that shall abide by anti-money laundering laws” as set forth in China’s Anti-Money Laundering Law. The Guidelines also requests that, unless otherwise specified, Internet finance operators shall select qualified banking financial institutions as their funds depository to manage and oversee client funds, and to manage client funds and the enterprise’s proprietary funds under separate accounts.

The Guidelines only set out the basic principles for promoting and administering the internet finance service, and were not accompanied by any implementing rules. As the implementing rules of the Guidelines have not been published, there is uncertainty as to how the requirements in the Guidelines will be interpreted and implemented. Given the evolving regulatory environment in which we operate, we cannot rule out the possibility that the PRC government will institute a licensing regime covering our industry. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations. See “Risk Factors—Risks Related to Our Business— The laws and regulations governing internet finance in China are evolving and subject to change. If our practices are deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.”

Regulations on Consumer Finance Companies

Pursuant to the Administrative Measures for Pilot Consumer Finance Companies issued by the CBRC in November 2013, or the Measures, establishing a consumer finance service company is subject to approval from the CBRC, and the company should also satisfy certain requirements such as having qualified contributors, with registered capital no less than minimum amount under the Measures, having eligible directors and senior managements and qualified practitioners familiar with consumer finance business, among other requirements. Pursuant to the Measures, CBRC. Pursuant to the Measures, Consumer Finance Companies are defined as non-banking financial institutions incorporated within the territory of China upon the approval of the CBRC, providing PRC domestic residents with loans for consumption purposes, but excludes real estate loans and motor loans.

Both domestic and foreign financial institutions and other contributors recognized by the CBRC are allowed to invest in the Consumer Finance Companies. The major investor of a Consumer Finance Company, i.e, the investor who contributes 30 percent or more of the registered capital, must meet a set of stringent requirements including the investor t should have at least five years of experience in the consumer finance sector, its total assets at the end of the most recent fiscal year should be no less than RMB 60 billion or equivalent foreign currency, it should be in a sound financial situation and be profitable for the most recent two fiscal years.

Our Renren Fenqi service provides credit financing to college students in China for making purchases on e-commerce platforms. Although we do not believe that we are a consumer finance service company by providing the Renren Fenqi service, it might be considered as a form of consumer finance service subject to the approval of China Banking Regulatory Commission, or CBRC. Very few consumer finance companies have been approved by the CBRC. If the Measures were considered applicable to our service, we might not be able to obtain approval from the CBRC in a timely manner or at all. See “Risk Factors—Risks Related to Our Business— The laws and regulations governing internet finance in China are evolving and subject to change. If our practices are deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.”

Regulations on Internet Publishing

The Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, was jointly issued by the MIIT and the State General Administration of Press, Publication, Radio, Film and Television in 2016, and came into effect on March 10, 2016. The Online Publishing Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC are subject to these provisions. The Online Publishing Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refers to digital works which have publishing features such as digital work that have been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and other methods. Any online game shall obtain approval from SAPPRFT before it is launched online. Furthermore, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises cannot engage in providing web publishing services.

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

Regulations on Virtual Currency

The Notice on the Reinforcement of the Administration of Internet Cafes and Online Games, jointly issued by the Ministry of Culture, the People’s Bank of China and other government authorities in 2007, directs the People’s Bank of China to strengthen the administration of virtual currency in online games to avoid any adverse impact on the real economic and financial systems. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real e-commerce transactions. This notice also provides that virtual currency should only be used to purchase virtual items.

The Notice on the Strengthening of Administration on Online Game Virtual Currency, jointly issued by the Ministry of Culture and the Ministry of Commerce in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In 2009, the Ministry of Culture further promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business.

Qianxiang Wangjing possesses an Online Culture Operating Permit with a business scope encompassing the “issuance of virtual currency”.

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

Wole Shijie operates woxiu.com, a social video platform for users to stream performances live to viewers. In addition, we also opened our social graph from a friend-based network to a follow-based social network, and multi-likes and mobile live streaming have been added to the app and are rapidly becoming popular features. For such services we intend to apply for an Audio/Video Program Transmission License. See “Risk Factors—Risks Related to Our Business—We might not be able to obtain an Audio/Video Program Transmission License and an Online Culture Operating Permit for Woxiu and our social graph and mobile live streaming services.”

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

In November 2015, the State Council enacted the Administrative Regulations on Maps, or the Maps Regulations, effective as of January 1, 2016. The Maps Regulations requires entities engaging in internet mapping services, such as geographic positioning, the uploading of geographic information or markings, and the development of a public map database, to obtain a relevant qualification certificate for surveying and mapping. The Maps Regulations require entities engaging in online map services to use mapping data approved by the relevant governmental authorities, host servers storing map data within the PRC, and establish a management system as well as protection measures for the data security of the online maps. The mapping data must not contain any content prohibited by the Maps Regulations, and no entities or individuals are allowed to upload or mark such prohibited content online. Further, entities engaging in internet mapping services shall keep confidential any information involving state secrets and trade secrets acquired during their work.

Regulations Relating to Online Peer-to-Peer Lending

The PRC government has not promulgated any specific rules, laws or regulations to specially regulate the online peer-to-peer lending service industry. In December 2015, the China Banking Regulatory Commission, or CBRC, released for public comment the Draft Interim Administrative Measures for the Business Activities of Peer-to-Peer Lending Information Intermediaries, or Draft P2P Measures. See “Risk Factors—Risks Related to Our Business—The laws and regulations governing peer-to-peer lending in China are evolving and subject to changes. If our practices are deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.”

However, there are certain rules, laws and regulations relevant or applicable to the online peer-to-peer lending service industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court.

Regulations on Loans between Individuals

The PRC Contract Law governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law confirms the validity of loan agreement between individuals and provides that the loan agreement becomes effective when the individual lender provides the loan to the individual borrower. The PRC Contract Law requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court in August 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. When private loans between individuals are paid by wire transfer, through online peer-to-peer lending platforms or by other similar means, the loan contracts between individuals are deemed to be validated upon the deposit of funds to the borrower’s account. In the event that the loans are made through an online peer-to-peer lending platform and the platform only provides intermediary services, the courts shall dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online peer-to-peer lending service provider guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender’s claim alleging that the peer-to-peer lending service provider shall assume the obligations of a guarantor will be upheld by the courts. The Private Lending Judicial Interpretations also provide that agreements between the lender and borrower on loans with interest rates below 24% per annum are valid and enforceable. As to loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the interest payment. If the annual interest rate of a private loan is higher than 36%, the excess will not be enforced by the courts. All the loan transactions facilitated over our marketplace are between individuals currently.

Pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee.

Regulations on Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000 (US$157,342), (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000 (US$78,671), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

Regulations on Peer-to-Peer Lending Service Provider

In a press conference in April 2014, a senior officer of the CBRC emphasized that a peer-to-peer lending services provider must operate as a platform that serves as an information intermediary between borrowers and lenders, and must not form any pool of capital, or provide any guarantee, or illegally raise any funds from the general public. Furthermore, on a public forum held in September 2014, another senior officer of the CBRC mentioned several requirements that the CBRC is contemplating for future regulation of the peer-to-peer lending service industry, which include, among others, that (i) a peer-to-peer lending service provider is neither a credit intermediary bearing credit risk nor a transaction platform, but an information intermediary between lenders and borrowers; (ii) a peer-to-peer lending service provider should not hold investors’ funds or set up any capital pool; (iii) a peer-to-peer lending service provider must not provide guarantees for lenders in relation to the principal or interests, or bear any system risk or liquidity risk; (iv) the borrowers and lenders using the peer-to-peer lending service providers are required to register their real identity information; (v) a peer-to-peer lending service provider must meet some qualification requirements, such as those with respect to the registered capital, management and corporate governance; (vi) the transfer of funds between borrowers and lenders must be handled by independent third-party payment companies; (vii) peer-to-peer lending service providers must improve information disclosure; (viii) the loans and investments made through the platform should be “micro-financing” that targets individuals and small enterprises; (ix) a peer-to-peer lending service provider should not unreasonably target high-interest financing projects; and (x) a peer-to-peer lending service provider should promote the promulgation and implementation of the rules for peer-to-peer lending service industry, and strengthen the function of self-regulations.

In July 2015, ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines define online peer-to-peer lending as direct loans between parties through an internet platform, which is under the supervision of CBRC, and governed by the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. The Guidelines require that online peer-to-peer lending service providers must do the following:

(i)          act as an intermediary platform to provide information exchange, matching, credit assessment and other intermediary services, and must not provide credit enhancement services and/or engage in illegal fund-raising;

(ii)         complete registration with the relevant local counterpart of the MIIT in accordance with implementation regulations that may be promulgated by the MIIT or/and the Office for Cyberspace Affairs pursuant to the Guidelines;

(iii)        set up a custody account with a qualified bank in order to deposit, manage and supervise borrower and investor funds, and separate borrower and investor funds from the funds of the online peer-to-peer lending service provider, with that custody account being subject to independent audits, the results of which must be disclosed to investors and borrowers, all in accordance with implementation regulations that may be promulgated by the PBOC and other relevant regulatory agencies pursuant to the Guidelines;

(iv)        fully disclose all relevant information to customers, including but not limited to the online peer-to-peer lending service provider’s financial status, transaction model, the rights and obligations of customers, and provide customers with reminders of the risk of loss;

(v)         not disseminate any untrue information and conduct any bundle sales;

(vi)        protect the personal information of the online peer-to-peer lending service provider’s customers from any unauthorized disclosure, and must not sell and/or disclose such information illegally; and

(vii)       establish a customer identification program, monitor and report suspicious transactions, preserve customer information and transaction records, and provide assistance to the public security department and judicial authorities in investigations and proceedings in relation to anti-money laundering matters.

The Guidelines only set out the basic principles for promoting and administering the online peer-to-peer lending service industry, and new detailed rules and regulations will be adopted by the relevant regulatory agencies to implement and enforce the principles set out in the Guidelines. As the implementing rules of the Guidelines have not been published, there is uncertainty as to how the requirements in the Guidelines will be interpreted and implemented.

Due to the lack of detailed regulations and guidance in the area of peer-to-peer lending services and the possibility that the PRC government authority may promulgate new laws and regulations regulating peer-to-peer lending services in the future, we cannot assure you that our practice would not be deemed to violate any PRC laws or regulations, especially relating to illegal fund-raising, credit enhancement services and/or information disclosure. See “Risk Factors—Risks Related to Our Business— The laws and regulations governing peer-to-peer lending in China are evolving and subject to changes. If our practices are deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.”

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers, including online peer-to-peer lending platforms, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of internet finance service providers.

Regulations on Foreign Investment in the Leasing Industry

In October 2015, the Ministry of Commerce enacted the Measures for the Administration of Foreign Investment in the Leasing Industry, or the Foreign Investment in the Leasing Industry Measures, effective as of October 25, 2018. Under the Measures, foreign invested enterprises in the form of Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises in the PRC are allowed to engage in the leasing business or financial leasing business as well as to carry out relevant business activities upon the approval of the Ministry of Commerce. Foreign-invested financial leasing companies may conduct the following businesses: (i) financial leasing business; (ii) leasing business; (iii) purchase of leased property inside and outside of PRC; (iv) maintenance of assets underlying the leases and disposal of the residual value of assets underlying the leases; (v) lease transaction consultancy and security services; and (vi) other businesses approved by the Ministry of Commerce. The leased objects include transportation equipment, such as airplanes, automobiles, ships and other personal properties.

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

Patent. The National People’s Congress adopted the Patent Law in 1984. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. We have obtained four patent granted by the State Intellectual Property Office.

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

Software products. In 2000, the MIIT issued the Administrative Measures on Software Products, which provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the competent local authorities in charge of software industry administration and enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration. In 2012, the National Copyright Administration of the PRC issued the Computer Software Copyright Registration Procedures, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of, the above rules, we have registered 71 computer software copyrights.

Trademark. The PRC Trademark Law was adopted in 1982. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term often years for registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “人人  ” and “人人分期” are registered trademarks in China. We have also applied with the Trademark Office to register additional trademarks and logos, including “人人财富”.

Domain Names. In 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. In 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet to regulate the registration of domain names, such as the first tier domain name “.cn”. In 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution and its implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered domain names including renren.com, xiaonei.com, 51fenqi.com, chimeroi.com and sofund.com. In December 2013, we entered into a Registry Agreement with ICANN, which grants us the right to use the generic top level domain name .ren.

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

In utilizing funds that we hold offshore, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

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

In March 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. According to SAFE Circular 19, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiaries are still not allowed to extend intercompany loans to our VIEs. In addition, as SAFE Circular 19 was promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

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

As of December 31, 2015, the registered capital of our wholly foreign-owned subsidiary Qianxiang Shiji was US$180.0 million with paid-in capital of US$171.0 million,Qianxiang Shiji has not made any profits to date, and thus are not subject to the statutory reserve fund requirement. Qianxiang Shiji has not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2015, our PRC subsidiary Qianxiang Shiji had an accumulated deficit of approximately US$49.7 million in accordance with PRC accounting standards and regulations.

Regulations on Offshore Investment by PRC Residents

In July 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular 75, promulgated by SAFE in 2005.

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

C.	Organizational Structure

The following diagram illustrates our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

(1)	Qianxiang Tiancheng is 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, our director and chief operating officer. We effectively control Qianxiang Tiancheng as well as its subsidiaries through contractual arrangements. See “Item 4.C Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for more information.

Contractual Arrangements with Our Consolidated Affiliated Entities

Applicable PRC laws and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services in China. To comply with these foreign ownership restrictions, our wholly owned subsidiary Qianxiang Shiji has entered into series of contractual arrangements with Qianxiang Tiancheng and its shareholders, which enable us to:

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

We have been, and are expected to continue to be, dependent on our contractual arrangements with Qianxiang Tiancheng and its shareholders to operate substantially all of our business in China as long as PRC law does not allow us to directly operate such business in China. We rely on our consolidated affiliated entities, namely Qianxiang Tiancheng and its subsidiaries, to maintain or renew their respective qualifications, licenses or permits necessary for our business in China. We believe that under our contractual arrangements, we have substantial control over our consolidated affiliated entities and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements, or pursuant to certain amendments and changes of the current applicable PRC laws, regulations and rules on terms that would enable us to continue to operate our business in China legally. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Item 3.D—Key Information—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business.”

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

Qianxiang Wangjing is a wholly owned subsidiary of Qianxiang Tiancheng. Qianxiang Wangjing is the operator of our renren.com website and holds the licenses and permits necessary to conduct our real name social networking services and online advertising business in China.

Qianxiang Changda is a wholly owned subsidiary of Qianxiang Tiancheng. Qianxiang Changda is the operator and holding entity for our internet finance businesses. Qianxiang Changda and its subsidiaries hold or are in the process of applying for the licenses and permits necessary to conduct our internet finance businesses in China.

In addition, we had entered into a series of contractual arrangements with Jiexi Haohe (Beijing) Technology Development Co., Ltd., or Jiexi Haohe, and its shareholders similar to the arrangements mentioned above. On November 1, 2015, the above mentioned series of contractual arrangements with Jiexi Haohe was terminated and a new series of contractual arrangements was entered into with the same arrangements on November 2, 2015. On December 8, 2015 Jiexi Haohe changed its registered name to Jiexun Pinghe (Beijing) Technology Development Co., Ltd., or Jiexun Pinghe. Jiexun Pinghe has not carried out any significant business activities to date.

We also entered into a series of contractual arrangements with Renren Jinfu Investment Management Co., Ltd., or Renren Jinfu, and its shareholder similar to the arrangements mentioned above. Renren Jinfu has not carried out any significant business activities to date.

The following is a summary of the currently effective contracts between our subsidiary Qianxiang Shiji, our consolidated affiliated entity Qianxiang Tiancheng, and the shareholders of Qianxiang Tiancheng. These contracts provide us with the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities and enable us to receive substantially all the economic benefits from them.

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

Intellectual Property Right License Agreements. Pursuant to an intellectual property right license agreement between Qianxiang Shiji and Qianxiang Tiancheng, Qianxiang Shiji grants a non-exclusive and non-transferable license, without sublicense rights, to Qianxiang Tiancheng to use certain of the domain names, registered trademarks and non-patent technology (software) owned by Qianxiang Shiji. Qianxiang Tiancheng may only use the intellectual property rights in its own business operations. The amount, payment method and classification of the license fees under this agreement shall be determined based on the precondition that they facilitate Qianxiang Shiji’s securing of all preferential treatments under the PRC tax policies and shall be agreed by both Qianxiang Shiji and Qianxiang Tiancheng considering, among others, the following factors: (i) the number of users purchasing Qianxiang Tiancheng’s products or receiving Qianxiang Tiancheng’s services; and (ii) the types and quantity of the intellectual property rights, which are specified under this agreement, actually used by Qianxiang Tiancheng for selling products or providing services to its users. On December 1, 2015, Qianxiang Shiji and Qianxiang Tiancheng entered into a supplementary agreement to extend the terms of this agreement for ten years, pursuant to which the current term expires on December 1, 2025. Qianxiang Shiji may terminate this agreement at any time by providing a 30-day prior written notice. Any party may terminate this agreement immediately with written notice to the other party if the other party materially breaches the relevant agreement and fails to cure its breach within 30 days from the date it receives the written notice specifying its breach from the non-breaching party. The parties will review this agreement every three months and determine if any amendment is needed.

Equity Interest Pledge Agreements. Pursuant to equity interest pledge agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng, the shareholders of Qianxiang Tiancheng pledge all of their equity interests in Qianxiang Tiancheng to Qianxiang Shiji, to guarantee Qianxiang Tiancheng and its shareholders’ performance of their obligations under, where applicable, (i) the loan agreements, (ii) the exclusive technical service agreement, (iii) the intellectual property right license agreement and (iv) the equity option agreements. If Qianxiang Tiancheng and/or any of its shareholders breach their contractual obligations under the aforesaid agreements, Qianxiang Shiji, as the pledgee, will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of Qianxiang Tiancheng in accordance with legal procedures. Without Qianxiang Shiji’s prior written consent, shareholders of Qianxiang Tiancheng shall not transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Qianxiang Shiji’s interests. During the term of this agreement, Qianxiang Shiji is entitled to collect all of the dividends or other distributions, if any, derived from the pledged equity interests. The equity interest pledge has become effective and will expire on the earlier of: (i) the date on which Qianxiang Tiancheng and its shareholders have fully performed their obligations under the loan agreements, the exclusive technical service agreement, the intellectual property right license agreement and the equity option agreements; (ii) the enforcement of the pledge by Qianxiang Shiji pursuant to the terms and conditions under this agreement to fully satisfy its rights under such agreements; or (iii) the completion of the transfer of all equity interests of Qianxiang Tiancheng by the shareholders of Qianxiang Tiancheng to another individual or legal entity designated by Qianxiang Shiji pursuant to the equity option agreement and no equity interest of Qianxiang Tiancheng is held by such shareholders. The equity interest pledge agreements have been registered with the relevant authorities.

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

Our principal executive offices are located at 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China, where we lease approximately 7,635 square meters of office space as of March 31, 2016. We also lease an additional 5,772 square meters of office space in 37 cities throughout China, including Beijing, Shanghai, Guangzhou, Wuhan and Zhengzhou. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. Some of the lessors of our leased premises do not have valid title to such premises or proper authorization from the title owner to sublease such premises. For further details, see “Item 3.D—Risk Factors—Risks Related to Our Business and Industry—The leasehold interests of some of our consolidated affiliated entities might not be fully protected by the terms of the relevant lease agreements due to defects in or the landlord’s failure to provide certain title documents with respect to some of our leased properties.” Our leases typically have terms of one or two years, although there are a few leases which have terms of three to four years, including the lease of our principal executive offices. The majority of our leases are due to expire during 2017.

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

During 2013, the following corporate changes occurred in our businesses and organization:

•	the corporate restructuring of our online games business, which was originally under IVAS and now had its own management team and operating entities to meet its business needs; and

•	the acquisition in October 2013 by Baidu Holdings Limited, a subsidiary of Baidu, Inc., of approximately 59% of the equity interest of Nuomi, which operated our group-buy business.

As a result of the dilution of our equity interest in Nuomi, Nuomi’s financial results have been deconsolidated as of October 26, 2013 and classified under discontinued operations. Based on our analysis of the above corporate changes, we concluded that in 2013 and 2014 we had two reportable segments, namely Renren and Games. In addition, in 2014 we disposed of Qianjun Technology, the operator of 56.com within the Renren segment, and therefore we have classified the financial results from 56.com under discontinued operations as well.

In 2015, we classified our game business as held for sale and the financial results of our game business under discontinued operations. As our internet finance business increased, we reevaluated our reportable segments and concluded that we have two reportable segments, namely Renren and internet finance. We retrospectively adjusted our segment information for all periods presented to reflect these changes in our segment reporting. These adjustments are also reflected in the following discussion of our segment operating results for comparison to prior year results.

We currently generate revenues from our Renren segment and internet finance segment. Our Renren segment had net revenues from both online advertising and IVAS. Our online advertising revenues are derived from a wide range of advertising formats and solutions. Our IVAS revenues include revenues from VIP memberships, virtual items and other paid applications on renren.com and woxiu.com. Our internet finance business includes Renren Fenqi, an online platform which provides credit financing to college students in China through the form of payment by installments, our used automobile financing business where we provide credit financing to used automobile dealers, and Renren Licai, a financing and lending platform. We charge fees for financing services, and for monthly services covering cash processing services, collection services and SMS services.

Our total net revenues decreased from US$64.1 million in 2013 to US$46.7 million in 2014 and further to US$41.1 million in 2015. We had a loss from continuing operations of US$34.4 million in 2013, an income from continuing operations of US$29.8 million in 2014, and a loss from continuing operations of US$223.2 million in 2015.

The major factors affecting our results of operations and financial condition are discussed below.

Net Revenues

We derive all of our revenues from our Renren and internet finance segments. Our Renren segment includes online advertising and IVAS service lines. As is customary in the advertising industry in China, we offer rebates to third-party advertising agencies and recognize online advertising revenues net of these rebates. We recognized all of our revenues net of business taxes through 2011. Starting from 2012, we recognize our revenues net of business taxes or value added tax, as applicable.

The following table sets forth the principal components of our net revenues, both as absolute amounts and as percentages of our total net revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2013		2014		2015
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Net revenues:
Renren segment:
Online advertising	$41,575	64.9%	$26,894	57.6%	9,720	23.6%
IVAS	22,475	35.1%	19,747	42.3%	22,787	55.4%
Renren segment total	64,050	100.0%	46,641	99.9%	32,507	79.0%
Internet finance segment	—	—	27	0.1%	8,604	21.0%
Total net revenues	$64,050	100.0%	$46,668	100.0%	41,111	100.0%

Our Renren segment

Our Renren segment has net revenues from both online advertising and IVAS.

Online advertising. We offer a wide range of online advertising formats and solutions, including social ads, display ads, promoted news feed items, fan and brand pages, self-service advertising solutions targeted at small- and medium-sized enterprises, and other formats such as sponsored online events and branded virtual items. We also started offering mobile advertising solutions through our Renren mobile app towards the end of 2013, including banners, newsfeeds and sponsored stories. In 2013, 2014 and 2015, approximately 87.9%, 94.7% and 89.0%, respectively, of our online advertising revenues were derived from pay-for-time arrangements, whereby advertisers place their orders based on the period of time an advertisement is displayed in a specific format on a specific web page or through our mobile advertising formats. In addition to pay-for-time arrangements, advertisers can pay for our PC advertising solutions based on the number of ad impressions delivered or the number of clicks on their advertisement. An “ad impression” is delivered when an advertisement appears on a page and the page is viewed by a user.

Historically, advertisers looked at the size and demographics of our user base and the traffic on our SNS platform to gauge how effectively our SNS platform could be used to reach their target customers. The number of our activated users increased from approximately 206 million as of December 31, 2013 to approximately 223 million as of December 31, 2014 and to approximately 228 million as of December 31, 2015. However, we suffered a significant drop in monthly unique log-in users in 2013 and in average amount of time that unique log-in users spent on our platform in 2014. Our monthly unique log-in users increased from approximately 45 million in December 2013 to approximately 46 million in December 2014 and then decreased to approximately 41 million as of December 2015. The average amount of time that unique log-in users spent on our platform decreased from approximately 7.7 hours in 2013 to approximately 4.0 hours in 2014 and to approximately 1.8 hours in 2015. These decreases in usage are primarily due to intense competition in the mobile internet environment, where there are numerous mobile applications dedicated to meet the specific needs of different users.

Meanwhile, the migration of our user traffic from PC to mobile made it more difficult for us to monetize our user traffic. The mobile percentage of our monthly total user time spent on renren.com grew from 79.2% in December 2013 to 87.9% in December 2014 but then decreased to 68.6% in December 2015. To date, advertisers have spent considerably less money advertising on mobile devices as compared to advertising on personal computers, due to the limited screen size of mobile devices and the under-developed measurement and tracking services for mobile advertising, and we did not begin monetizing through advertising until towards the end of the 2013. As a consequence, the number of our brand advertisers and annual spending by our brand advertisers have both decreased in recent years. The number of our brand advertisers was 189, 139 and 72 in 2013, 2014 and 2015, respectively, while annual spending by our brand advertisers was approximately US$193,000, US$179,000 and US$118,000 million in 2013, 2014 and 2015, respectively.

Due to the rapidly evolving nature of both the online advertising industry and social networking websites as an advertising platform, we are generally not able to use conventional price and volume analysis in evaluating the financial performance of our online advertising services. Because we offer a variety of advertisement formats on different locations of our webpages and both the advertisement formats and webpages have changed significantly in the past few years, we do not have meaningful advertisement volume information that can be used for period to period comparison purposes. Similarly, the price for the same duration of an advertisement may change due to the location of the webpage, the location of the advertisement on the webpage and rotation frequency. In addition, because social networking mobile services and websites as an advertising platform are an emerging business model and our pricing model for our advertising services has undergone significant changes in the past several years, period to period comparisons of prices of our advertising services would not be meaningful.

The most significant factors that directly or indirectly affect our online advertising revenues include the following:

•	the number of users who visit the mobile and PC versions of our social networking internet platform, and the amount of time as well as the page views spent on the mobile and PC versions of our platform;

•	acceptance by advertisers of online advertising in general and real name social networking services in particular as an effective marketing channel;

•	the size of total online advertising budgets of advertisers for both mobile and PC solutions;

•	our ability to retain existing advertisers and attract new advertisers;

•	the level of competition among companies providing social networking, social messaging and social media services;

•	our ability to continue providing innovative advertising solutions that enable advertisers to reach their target audiences;

•	reports by third party internet traffic tracking service providers in China, such as iResearch;

•	the state of the PRC and global economy; and

•	government regulations or policies affecting the internet and the SNS and online advertising businesses.

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

The most significant factors that directly or indirectly affect our Renren segment’s IVAS revenues include the following:

•	our ability to maintain and improve revenue-sharing arrangements with third-party application developers; and

•	our ability to continue to offer new VIP features on our Renren SNS platform and Woxiu that are attractive to users.

Our internet finance segment

Our internet finance segment’s revenues are derived from online financial services, mainly from Renren Fenqi, an online platform which provides credit financing to college students in China through the form of payment by installments, from our used automobile financing business where we provide credit financing to used automobile dealers. We charge fees for financing service and for monthly services covering cash processing services, collection services and SMS services. For a detailed discussion of how revenues from internet finance segment are recognized in our financial statements, see “—Significant Accounting Policies—Revenue Recognition.”

The most significant factors that directly or indirectly affect our internet finance segment’s revenues include the following:

•	our ability to offer attractive internet finance products to users;

•	our ability to maintain and improve our credit risk control system;

•	competition in China’s internet finance market; and

•	government regulations or policies affecting internet finance businesses.

Cost of Revenues

The following table sets forth the principal components of our cost of revenues, both as absolute amounts and as percentages of our total net revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2013		2014		2015
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Cost of revenues:
Renren segment:
Bandwidth and co-location costs	$13,493	21.1%	$10,184	21.8%	6,754	16.4%
Salaries and benefits	1,793	2.8%	2,557	5.5%	526	1.3%
Direct advertisement costs	691	1.1%	1,391	3.0%	1,436	3.5%
Commission costs	7,799	12.2%	11,274	24.2%	15,697	38.2%
Other expenses	9,194	14.4%	9,157	19.6%	5,319	12.9%
Sub-total	32,970	51.6%	34,563	74.1%	29,732	72.3%

Internet finance segment:
Bandwidth and co-location costs	$—	—	$15	0.0%	122	0.3%
Salaries and benefits	—	—	29	0.1%	422	1.0%
Provision of financing receivable	—	—	—	—	3,632	8.8%
Internet finance related costs	—	—	36	0.1%	2,573	6.3%
Other expenses	—	—	20	0.0%	239	0.6%
Sub-total	—	—	100	0.2%	6,988	17.0%

Total cost of revenues	$32,970	51.6%	$34,663	74.3%	36,720	89.3%

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

Direct advertisement costs. Direct advertisement costs include design, development and certain other costs incurred by third parties with whom we have contracted to provide certain services relating to our online advertising services. For example, if an advertiser places an advertisement on our renren.com website and we contract with a third party to provide technical assistance and design support for placing the advertisement, the fees paid to this third party are classified as direct advertisement costs.

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

Our internet finance segment

Bandwidth and co-location costs. Bandwidth and co-location costs of our internet finance segment primarily consist of the fees we pay to telecommunications carriers for hosting of servers.

Salaries and benefits. Salaries and benefits of our internet finance segment primarily consist of expenses for employees whose services are directly related to the operation of our internet finance services.

Provision of financing receivable. The provision of financing receivable is accrued when we believe that the future collection of principal is unlikely. We consider the credit worthiness of the customers, aging of the outstanding receivable and other specific circumstances related to the receivable when determining the allowance for receivable losses.

Internet finance related costs. Internet finance related costs primarily consist of interest expenses paid to investors on Renren Licai.

Other expenses. Other expenses of our internet finance segment mainly include rental expense and depreciation and amortization for servers and equipment that are directly related to the internet finance services.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, general and administrative expenses, impairment of intangible assets and impairment of goodwill. The following table sets forth our operating expenses for continuing operations, both as absolute amounts and as percentages of our total net revenues, for the periods indicated.

	Years ended December 31,
	2013		2014		2015
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Operating Expenses:
Selling and marketing	$43,166	67.4%	$34,593	74.1%	$30,502	74.2%
Research and development	54,716	85.4%	42,697	91.5%	32,392	78.8%
General and administrative	38,021	59.4%	48,764	104.5%	46,803	113.8%
Impairment of goodwill	—	—	46,864	100.4%	—	—
Total operating expenses	$135,903	212.2%	$172,918	370.5%	$109,697	266.8%

Our selling and marketing expenses, research and development expenses and general and administrative expenses include share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation” for more information.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, benefits and commissions for our sales and marketing personnel and advertising and promotion expenses. Compared with 2015, our selling and marketing expenses may increase in the near term if we plan to increase our promotion expenses for our Renren brand, our live streaming service and our internet finance services.

Research and development expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel. Our research and development expenses decreased substantially in 2015 due mainly to the headcount reduction for our Renren development teams. Our research and development expenses may increase in the near term on an absolute basis as we intend to hire additional research and development personnel to develop new features for our various services and further improve our technology infrastructure.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel and fees and expenses for third-party professional services. Our general and administrative expenses may increase in the future on an absolute basis as our business grows.

Impairment of goodwill

As the declining performance of our Renren reporting unit indicated an impaired goodwill, we performed an interim impairment test in September 2014 and recorded an impairment of goodwill of the Renren reporting unit, which included 56.com, of US$46.9 million. We had no impairment of goodwill in 2015.

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

On January 1, 2012, the Ministry of Finance and the State Administration of Taxation introduced a pilot plan for the imposition of a value-added tax to replace the business tax. This pilot plan was first launched in Shanghai and subsequently was expanded to ten other provinces and municipalities, between August and December of 2012. As of December 31, 2015, certain of our subsidiaries and consolidated affiliated entities based in Beijing, Guangzhou and Shanghai have been required by local tax authority to pay value-added tax at a rate of 6.72% to 6.78% on certain service revenues which were previously subject to business tax.

The Enterprise Income Tax Law applies a uniform enterprise income tax rate of 25% to all domestic enterprises and foreign-invested enterprises and defines new tax incentives for qualifying entities. Dividends, interests, rent or royalties paid by a PRC entity to foreign non-resident enterprise investors, and proceeds from the disposition of assets by such foreign enterprise investors, will generally be subject to a 10% withholding tax.

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

Under the Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” located within the PRC is considered a PRC resident enterprise and therefore will be subject to a 25% PRC enterprise income tax on its global income. The implementation rules define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” In addition, SAT Circular 82 treats a Chinese-controlled enterprise established outside of China as a PRC resident enterprise with “de facto management bodies” located in the PRC for tax purposes where all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily production or business operations are located in the PRC; (ii) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s board members with voting rights or senior management habitually reside in the PRC. In addition, the State Administration of Taxation issued a bulletin effective September 1, 2011 to provide more guidance on the implementation of the above circular. The bulletin made clarification in the areas of resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises under the Enterprise Income Tax Law. If we were considered a PRC resident enterprise for tax purposes, we would be subject to the PRC enterprise income tax at the rate of 25% on our global income for the period after January 1, 2008. Given that Circular 82 was issued regarding overseas enterprises controlled by PRC enterprises (not those controlled by PRC individuals), it is not strictly applicable to us. As of December 31, 2015, we had not accrued reserves for PRC tax on such basis.

Discontinued Operations

In October 2013, Baidu Holdings Limited, a subsidiary of Baidu, Inc., acquired approximately 59% of the equity interest of Nuomi Holdings Inc., or Nuomi, a wholly-owned subsidiary of ours and a leading provider of group-buying services in China. In December 2014, Tianjin Jinhu Culture Development Co., Ltd, a subsidiary of Sohu.com Inc., acquired 100% of the equity interest of Qianjun Technology, a wholly-owned subsidiary of ours and operator of the 56.com website. In November 2015, our board of directors approved the disposition of our online games business as part of our change in strategic direction to focus more on our internet finance business. We disposed of our entire online games business in March 2016. As a result, our financial statements now reflect the deconsolidation of Nuomi’s, Qingting’s, Qianjun Technology’s and our online games business’s operating results. Retrospective adjustments to the historical statement of operations have also been made to provide a consistent basis of comparison for the financial results. Specifically, Nuomi’s, Qingting’s, Qianjun Technology’s and our online games business’s operational results have been excluded from our financial results from continuing operations and have been separately reclassified to discontinued operations.

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

Revenue Recognition

Historically, we have generated revenues primarily through online games, online advertising, our online social video platform and social commerce. Our social commerce services and online advertising services generated on our online social video platform have been discontinued after our deconsolidation of Nuomi and Qianjun Technology. Our online game services have been discontinued since we reclassified our online games business as held for sale in 2015. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

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

Online talent show revenue (“Woxiu”)

“Woxiu,” which translates into “a show of your own” in Chinese, is a virtual stage that we initially offered on our 56.com platform and now offer on our Renren platform following the completion of the disposition of 56.com, where grassroots musicians and performers can live-stream their performances and share them with viewers. Fans of the performing user can chat along with the performer and other live audience and purchase consumable virtual items to show support for the performer.

All “Woxiu” live video shows are available free of charge and fans can purchase virtual items or features on the platform with virtual currency to support their favorite performers. Our operation system keeps track of the virtual currency consumed and deducts it from users’ accounts automatically when the virtual currency is deemed as consumed. Revenue is recognized monthly based on the virtual currenciy consumed. We pay the performers a certain percentage of the amount of virtual currency consumed. We recognize the total revenue on a gross basis, and the commission paid to the performers is recorded as cost of revenues. Similar to revenues from online game, we calculate the amount of revenues recognized for each unit of virtual currency consumed using the moving weighted average method by dividing the total cumulative unrecognized deferred revenues by total unconsumed virtual currency.

Internet finance services

We generate revenue from our internet finance services business primarily through financing provided to college students through the form of payment by installments on Renren Fenqi. Additionally, we also provide credit financing to used automobile dealers. We record financing income and service fees related to those services over the life of the underlying financing using the effective interest method on unpaid principal amounts. The service fees collected upfront, as well as the direct origination costs for the financing, are deferred and recognized as financing income as an adjustment to the yield on a straight line basis over the life of the portfolio financing.

- Financing for installment sales to college students

We provide financing services to college students on installment sales, through which students can purchase products online on Renren Fenqi or from other third-party online merchants through the Renren Fenqi platform and make payments on a monthly basis in 1 to 24 installments. We charge fees earned on the financing. For products purchased by students from other third party online merchants, products are sold directly by those merchants. We do not purchase inventory and are not responsible for providing any services or warranties to the student once sales are made. We are acting as an agent and thus, record the related financing fees ratably over the life of the underlying financing. For products purchased by students from Renren Fenqi, we purchase the related goods from suppliers and have determined that we are merely acting as an agent facilitating the transactions between the students and sellers. Specifically, we are not responsible for providing any post-sale support to the students and are not able to make any changes to the product. As such, revenue related to the product sales is recorded net of the related cost and we record the related financing fees charged to the students ratably over the life of the underlying financing.

- Used car financing

We provide short-term financing services to used car dealers through one of our subsidiaries with a financial lease license to fund the car dealers’ cash needs for used car purchasing. The financing period is no more than 3 months. The financing is secured by a pledge of the dealer’s used cars with total value exceeding the principal of the financing. We charge an upfront service fee as well as financing income on a monthly basis.

- Other financing

We provide rental financing service to individuals who are referred by the apartment agents and need funds to make lump sum down payments to the apartment agents for a favorable discount of rental fee, as well as micro cash financing services to college students to fund their short-term consumption within a period of no more than 6 months. We generally charge financing income and service fee on a monthly basis.

In addition to the service fee charged for the above financing services, we also receive fees contingent on future events, mainly penalty fee for late repayment of the financing. Those contingent fees were immaterial for all periods presented.

Online games

In November 2015, our board of directors approved the disposition of our online game business. The disposition was subsequently completed in March 2016.

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

We categorize in-game merchandise or premium features as either consumptive or permanent. For the consumptive in-game merchandise or premium features, revenues are recognized when the in-game merchandise or premium features are first used by the end users. For the permanent in-game merchandise or premium features, revenues are recognized ratably over the estimated average playing period of paying players for each applicable game, which represents our best estimate of the estimated average life of permanent in-game merchandise or premium features.

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

	Units of virtual currency		Amount in US$
Outstanding units/deferred revenues as of beginning of the period	—	A	—	B
Sales during the period	200	C	US$180(US$80+US$100)	D
Moving weighted average unit price for the period			US$0.9	E=(B+D)/(A+C)
Units used/revenues recognized in the period	150	F	US$135	G=E×F
Outstanding units/ deferred revenues as of ending of the period	50	H=A+C −F	US$45	I=B+D −G

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

Social commerce

Between June 2010 and October 2013, we were engaged in social commerce services through Nuomi. Third-party merchants agree to provide Nuomi users discounted prices when pre-agreed amount of Nuomi users sign up for a deal consisting of services events or products provided by the merchants. We recognize revenue for the difference of the amounts we collect from Nuomi users and the amount we pay to the third-party merchants. The revenues are recognized when all of the following criteria are met: (i) the number of participating users reaches the minimum requirement of the merchants; (ii) the participating users have made their payments to us; (iii) we have released the electronic coupons for the agreed discounted prices to the participating users; and (iv) the electronic coupons have been consumed by the participating users. The payments received for unused coupons are initially recognized as other accounts payables and are recognized as revenues when the above criteria have been met. Due to Nuomi’s customer service policies that enabled participating users to a full cash refund within seven days of purchasing a coupon or if the quality of the products or services provided by the third-party merchants did not meet the descriptions of the products or services provided by the third-party merchants on our Nuomi website, or that allowed participating users to deposit the payments made to us as credits for future transactions without a time limit, we recognized the revenue upon the consumption of the released coupon. We believed that we were an agent and recognized revenues on a net basis. We did not recognize the revenues for unused coupons upon their expiration, as we were not able to estimate how many users would ultimately neither use the coupon nor the credits received upon expiry of the initial unused coupon for a future purchase, and we carried all such amounts as a liability until the released coupon was ultimately used.

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

In view of the declining performance of our Renren reporting unit and the reallocating of resources to new business areas, we performed an interim impairment test of goodwill on September 30, 2014 and wrote down its carrying amount to its fair value of US$13.7 million and recognized an impairment loss of US$46.9 million for the year ended December 31, 2014. We test goodwill for impairment at the reporting unit level, which is the same as reportable segment. Goodwill is only associated with our “Renren” reporting unit. The following table sets forth the estimated fair value, carrying value and goodwill as of September 30, 2014.

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

Upon the disposal of Qianjun Technology, which is included in our Renren reporting unit, we disposed of a certain amount of goodwill that was determined based on the relative fair value of the disposed business and the remaining portion included in our Renren reporting unit. All the remaining carrying amount of goodwill of US$13.7 million was allocated to the disposed business and then disposed of on December 1, 2014.

Please see “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry” for a discussion of risks and uncertainties that may adversely affect our growth. These risks and uncertainties, if materialized, could also have a negative effect on the estimated fair value.

Intangible assets with indefinite useful lives are not subject to amortization and are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. During the years ended December 31, 2013, 2014 and 2015, we recorded no impairment losses from continuing operations, and impairment losses of nil, US$13.7 million and nil, respectively, from discontinued operations, mainly related to domain names with indefinite life, since we performed an interim impairment test on intangible assets. The fair value of the intangible assets of 56.com were estimated based on the latest operating results and market conditions and such impairments were based on the fair value in impairment test. Upon the disposal of Qianjun Technology and the classification of our game business as held for sale, we allocated intangible assets related to 56.com and our game business into our discontinued operations and accordingly, we have no intangible assets as of December 31, 2015.

Intangible assets with determinable useful lives are amortized on a straight-line basis.

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

A change in any of the terms or conditions of share options shall be accounted for as a modification of the plan. Therefore, we calculate incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, we would recognize incremental compensation cost in the period of the modification occurred and for unvested options, we would recognize, over the remaining applicable vesting period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than the expected ultimate assessment. We recorded no unrecognized tax benefits during the years ended December 31, 2013, 2014 and 2015.

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

Consolidation of variable interest entity

PRC laws and regulations currently prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services. To comply with the PRC laws and regulations, we conduct substantially all of our business through our variable interest entities and their subsidiaries. We have, through one of our wholly owned subsidiaries in the PRC, entered into contractual arrangements with Qianxiang Tiancheng such that Qianxiang and its subsidiaries are considered as our variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights per the terms of the equity option agreements, which gives us the power to control the shareholder of these entities. More specifically, we believe that the terms of the exclusive equity option agreements are currently exercisable and legally enforceable under PRC laws and regulations. Therefore, we believe this gives us the power to direct the activities that most significantly impact the economic performance of these entities and their subsidiaries. We believe that our ability to exercise effective control, together with the service agreements and the equity interest pledge agreements, give us the rights to receive substantially all of the economic benefits from these entities and their subsidiaries in consideration for the services provided by our wholly owned subsidiaries in China. Accordingly, as the primary beneficiary of these entities and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

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

Short-term investments

The short-term investments comprise marketable securities which are classified as trading and available-for-sale, and derivative financial instruments that are regarded as assets. The available-for-sale investments are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income in equity. Short-term investments with contractual maturity dates less than one year are classified as held-to-maturity measured at amortized costs when we have the positive intent and ability to hold the securities to maturity. The derivative financial instruments that are treated as assets are measured at fair value. The changes in fair value of those derivative instruments are recognized as gain or loss if such derivative instruments are not qualified for hedge accounting.

We review the available-for-sale investments for other-than-temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating the potential impairment of the short-term investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and our intent and ability to hold the investment. We separate the amount of the other-than-temporary impairment into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in the consolidated statements of comprehensive income (loss) if we neither intend to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. We recognized US$2.1 million, nil and nil million impairment losses on short-term investments for the years ended December 31, 2013, 2014 and 2015, respectively.

Long-term investments

•	Equity method investments. Investment in common stock or in-substance common stock of an entity where we can exercise significant influence, but not control, is accounted for using the equity method. Under the equity method, the investment is initially recorded at cost and adjusted for our share of undistributed earnings or losses of the investee. Investment losses are recognized until the investment is fully written down as we do not guarantee the investee’s obligations nor it is committed to provide additional funding. When our carrying value in an equity method affiliated company is reduced to zero, no further losses are recorded in our consolidated financial statements unless we guaranteed obligations of the affiliated company or have committed additional funding. When the affiliated company subsequently reports income, we will not record its share of such income until it exceeds the amount of its share of losses not previously recognized. We regularly evaluate the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We recognized US$23.0 million, nil and US$4.3 million in impairment losses on equity method investments for the years ended December 31, 2013, 2014 and 2015, respectively.

•	Warrants and purchased call options. Warrants and purchased call options represent financial instruments purchased by us to acquire additional equity interest if the counterparties fulfilled certain conditions during certain period of time. The warrants and purchased call options are recorded at fair value at the acquisition date and carried at cost less impairment.

•	Cost method investments. For investments in an investee over which we do not have significant influence and which are not considered debt securities or equity securities that have readily determinable fair values, we carry the investment at cost and recognize income as any dividends declared from distribution of investee’s earnings. We review the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

•	Held-to-maturity investment. Held-to-maturity investment includes debt securities that we purchased from Sofi Lending Corp., which will mature on July 3, 2032 and have a fixed annual interest rate of 4%. We have the positive intent and ability to hold the securities to maturity. Our held-to-maturity investment is classified as long-term investments on the consolidated balance sheets based on their contractual maturity dates and are stated at their amortized costs.

•	Available-for-sale investments. Our investments in convertible redeemable preferred shares and convertible debt are classified as available-for-sale investments which are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income.

Accounts and notes receivables and allowance for doubtful accounts

Accounts receivable represents those receivables derived in the ordinary course of business from continuing operations which mainly consists of online advertising services and IVAS. Notes receivables are bank accepted drafts related to trade receivables of advertising revenue with a maturity less than six months. An allowance for doubtful accounts is provided based on aging analyses of accounts receivable balances, historical bad debt rates, repayment patterns and customer credit worthiness. No allowance is recorded for notes receivables as such balance are secured by the acceptance of the bank.

Financing receivable

Financing receivable represents receivables derived from the internet finance business. Financing receivable is recorded at amortized cost, reduced by a valuation allowance estimated as of the balance sheet dates. The amortized cost of a financing receivable is equal to the unpaid principal balance, plus net deferred origination costs. Net deferred origination costs are comprised of certain direct origination costs, net of origination fees received. Origination fees include fees charged to the individuals or companies that increase the financing’s effective yield. Direct origination costs in excess of origination fees received are included in the financing receivable and amortized over the financing term using the effective interest method. Financing origination costs are limited to direct costs attributable to originating the financing, including commissions and personnel costs directly related to the time spent by those individuals performing activities related to the origination.

Due to limitations imposed by PRC laws and regulations, we appointed a senior management member to act as an intermediary to facilitate certain financing services for our internet finance business. Under our business model, this intermediary is acting as an agent for us. As noted above, we provide the funds that are loaned to individuals and companies in our internet finance business and we agree to take all the risk arising from potential breaches of agreement by the individuals or the companies receiving financing. Additionally, the intermediary’s role is restricted to signing agreements with individuals and companies receiving financing and with investors, and the intermediary has no obligation to make any repayment to the investors once the creditors’ rights are transferred. Consequently, the intermediary never puts his own funds at risk and bears no risk in the arrangement and is considered an agent.

Allowance for financing receivable

An allowance for financing receivable is established through periodic charges to the provision for financing receivable losses when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are recorded as credits against the allowance. We evaluate the creditworthiness of our portfolio based on a pooled basis due to the composition of homogeneous financing with similar size and general credit risk characteristics for similar financing businesses. We consider the creditworthiness of the individuals and the companies receiving financing, aging of the outstanding financing receivable and other specific circumstances related to the financing when determining the allowance for financing receivable. The allowance is subjective as it requires material estimates including such factors as known and inherent risks in the financing portfolio, adverse situation that may affect the ability of the individuals and the companies receiving financing to repay and current economic conditions. Recovery of the carrying value of financing receivable is dependent to a great extent on conditions that are beyond our control.

Nonaccrual financing receivable

Financing income is calculated based on the contractual rate of the financing and recorded as financing income over the life of the financing using the effective interest method. Financing receivables are placed on non-accrual status upon reaching 90 days past due for those arising from financing for installment sales and apartment rental financing, or when reasonable doubt exists as to the full, timely collection of the financing receivable. When a financing receivable is placed on non-accrual status, we stop accruing financing income. The financing receivable is returned to accrual status if the related individual or company has performed in accordance with the contractual terms for a reasonable period of time and, in our judgment, will continue to make period principal and financing income payments as scheduled.

Transfer of financial instruments

Sales and transfers of financial instruments are accounted under authoritative guidance for the transfers and servicing of financial assets and extinguishment of liabilities.

Through Renren Licai, we identify individual investors and transfers creditors’ rights originated from the aforementioned financing services to the individual investors. We further offer different investment periods to investors ranging from 3 to 12 months with various annual interest rates while those credit rights are held by the investors. The terms of the sales require us to repurchase those creditors’ rights from investors prior to or upon the maturity of the investment period. As a result, the sales of those creditors’ rights are not accounted for as a sale and remain on our consolidated balance sheet and are recorded as payable to investors in our consolidated balance sheet.

Accounting Pronouncements Newly Adopted

In April 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update (“ASU”) 2014-08, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued-operations criteria. The new guidance eliminates the second and third criteria of discontinued operation in ASC 205-20-45-1 and instead requires discontinued-operations treatment for disposals of a component or group of components that represents a strategic shift that has or will have a major impact on an entity’s operations or financial results. The ASU also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale. The ASU also requires entities to reclassify assets and liabilities of a discontinued operation for all comparative periods presented in the statement of financial position and requires entities to disclose additional information in the statement of cash flow related to discontinued operations.

The ASU is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted. We adopted this ASU on January 1, 2015 and the effects of the pronouncement have been reflected in the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-06, which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this ASU is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. For public business entities, the amendments in this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. An entity should apply the amendments in this ASU on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. We adopted this guidance early and assessed the embedded call and put options in our debt obligations in accordance with the four-step decision sequence.

Recent Accounting Pronouncements Not Yet Adopted

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

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract (s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, which requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In November 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In January, 2016, the FASB issued a new pronouncement which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

The new guidance makes targeted improvements to existing U.S. GAAP by:

•	Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•	Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

•	Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

•	Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•	Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

•	Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. This new guidance will be effective for our company for the first reporting period beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. We are in the process of evaluating the impacts of the adoption of this ASU.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. Our business has evolved rapidly in recent years. We believe that period-to-period comparisons of our results of operations should not be relied upon as indicative of future performance.

	Year ended December 31,
	2013	2014	2015
	(in thousands of US$)
Net revenues:
Renren segment:
Online advertising	$41,575	$26,894	$9,720
Other IVAS	22,475	19,747	22,787
Renren segment	64,050	46,641	32,507
Internet finance segment	—	27	8,604
Total net revenues	64,050	46,668	41,111
Cost of revenues	32,970	34,663	36,720
Gross profit	31,080	12,005	4,391
Operating expenses:
Selling and marketing	43,166	34,593	30,502
Research and development	54,716	42,697	32,392
General and administrative	38,021	48,764	46,803
Impairment of goodwill	—	46,864	—
Total operating expenses	135,903	172,918	109,697
Loss from operations	104,823	160,913	105,306
Other income (expenses)	979	(1,352)	(6,884)
Exchange gain (loss) on offshore bank accounts	1,476	(2,277)	(174)
Interest income	12,769	12,569	2,190
Interest expense	—	—	(2,041)
Realized gain (loss) on short-term investments	56,022	139,265	(98,112)
Impairment of short-term investments	(2,098)	—	—
Impairment of equity method investments	(23,025)	—	(4,258)
Loss before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(58,700)	(12,708)	(214,585)
Income tax benefit (expenses)	3,959	(6,517)	(3,124)
Loss before earnings (loss) in equity method investment, net of income taxes	(54,741)	(19,225)	(217,709)
Earnings (loss) in equity method investment, net of income taxes	20,317	49,015	(5,468)
Income (loss) from continuing operations	(34,424)	29,790	(223,177)
Discontinued operations:
Income (loss) from the operations of the discontinued operations, net of income taxes	(34,600)	(27,194)	1,520
Gain on deconsolidation of the subsidiaries, net of income taxes	132,665	489	—
Gain on disposal of equity method investment, net of income taxes	—	56,993	—
Income (loss) on discontinued operations, net of income taxes	98,065	30,288	1,520
Net income (loss)	63,641	60,078	(221,657)
Net loss attributable to the noncontrolling interest	92	382	1,529
Net income (loss) from continuing operations attributable to Renren Inc.	(34,332)	30,172	(221,648)
Net income (loss) from discontinued operations attributable to Renren Inc.	98,065	30,288	1,520
Net income (loss) attributable to Renren Inc.	$63,733	$60,460	$(220,128)

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net revenues. Our net revenues decreased by 11.9% from US$46.7 million in 2014 to US$41.1 million in 2015. This decrease was due to a 30.3% decrease in the net revenues of our Renren segment and the increase in the net revenues of our internet finance segment.

•	Renren segment. Our Renren segment’s net revenues decreased by 30.3% from US$46.6 million in 2014 to US$32.5 million in 2015. The decrease in our Renren segment’s net revenues was primarily due to the decrease in online advertising revenue, partially offset by an increase in IVAS revenue. Online advertising revenues decreased by 63.9% from US$26.9 million in 2014 to US$9.7 million in 2015. The continuing migration of our traffic from PC to mobile has caused the vast majority of our Renren users’ time on our SNS service to be spent on mobile. Further, Chinese advertisers have, to date, spent considerably less money advertising on mobile devices as compared to advertising on personal computers due to the limited screen size of mobile devices and the under-developed measurement and tracking services for mobile advertising. This shift of user traffic, coupled with intensifying competition, has had an adverse impact on our online advertising revenues. The number of our monthly unique log-in users decreased from 46 million in December 2014 to 41 million in December 2015 and the average amount of time that unique log-in users spent on our platform decreased from approximately 4.0 hours in 2014 to approximately 1.8 hours in 2015. The number of our brand advertisers decreased from 139 in 2014 to 72 in 2015, and the average annual spending by our brand advertisers decreased from approximately US$179,000 in 2014 to approximately US$118,000 in 2015. Our Renren segment’s IVAS revenues increased by 15.4% from US$19.7 million in 2014 to US$22.8 million in 2015, primarily due to an increase of online talent show revenue.

•	Internet finance segment. Our internet finance segment revenues increased from US$0.03 million in 2014 to US$8.6 million in 2015 as we launched our internet finance business in the fourth quarter of 2014 and provided more services in 2015. Renren Fenqi, which provides credit financing to college students in China for making purchases on e-commerce platforms, was launched in the fourth quarter of 2014. We have been providing financing service for used car dealers from the first quarter of 2015.

Cost of revenues. Our cost of revenues increased by 5.9% from US$34.7 million in 2014 to US$36.7 million in 2015. This increase was due to the provision for financing receivable and cost paid to the investors of our internet finance segment, partially offset by the 14.0% decrease in the cost of revenues of our Renren segment.

•	Renren segment. Our Renren segment’s cost of revenues decreased by 14.0% from US$34.6 million in 2014 to US$29.7 million in 2015. The decrease was primarily due to a decrease of US$3.5 million in depreciation costs for IT servers and a decrease of US$3.4 million in bandwidth costs. Our bandwidth costs fell as the average number of monthly unique log-in users and the average amount of time that unique log-in users spent on our platform both declined.

•	Internet finance segment. Our internet finance segment’s cost of revenues increased from US$0.1 million in 2014 to US$7.0 million in 2015 as we launched our internet finance business in the fourth quarter of 2014 and provided more services in 2015. The main components of our internet finance segment’s cost of revenues are the interest paid to the investors and provision for financing receivable.

Operating expenses. Our operating expenses decreased by 36.6% from US$172.9 million in 2014 to US$109.7 million in 2015, primarily due to the one-time impairment charge of goodwill and partially influenced by decreased expenses in salaries and other benefits.

•	Selling and marketing expenses. Our selling and marketing expenses decreased by 11.8% from US$34.6 million in 2014 to US$30.5 million in 2015. This decrease was primarily due to a decrease of US$5.7 million in promotional expenses.

•	Research and development expenses. Our research and development expenses decreased by 24.1% from US$42.7 million in 2014 to US$32.4 million in 2015. This decrease was primarily due to a 20.0% decrease in salaries and other benefits for research and development personnel, from US$30.0 million in 2014 to US$24.0 million in 2015, which was primarily due to the decrease of our research and development headcount from 656 in 2014 to 399 in 2015, as well as to a decrease in the associated rental and office facilities expenses from US$7.7 million in 2014 to US$5.0 million in 2015.

•	General and administrative expenses. Our general and administrative expenses decreased by 4.0% from US$48.8 million in 2014 to US$46.8 million in 2015.

•	Impairment of goodwill was US$46.9 million and nil respectively in 2014 and 2015. The fair value of the goodwill of the Renren reporting unit, which included 56.com, was reviewed and estimated in September 2014 based on the operating results and market conditions at the time of the review, and we determined that such impairments were required.

Exchange (loss) gain on offshore bank accounts. We had an exchange loss of US$0.2 million on offshore RMB deposits in 2015, compared with an exchange loss of US$2.3 million on offshore bank deposits in 2014.

Interest income. Interest income was US$2.2 million in 2015, as compared to interest income of US$12.6 million in 2014. The interest income was primarily interest term deposits at commercial banks. The decrease in interest income was primarily due to the decrease in our cash and cash equivalents from US$166.7 million as of December 31, 2014, to US$56.2 million as of December 31, 2015, which in turn was primarily due to cash used in investments.

Interest expense. Interest expense was US$2.0 million in 2015. The interest expense was primarily interest on loan.

Realized gain/(loss) on short-term investments. Realized loss on short-term investments was US$98.1 million in 2015, compared to realized gain on short-term investments of US$139.3 million in 2014. The loss in 2015 was primarily due to losses on equity-linked derivative financial instruments.

Earnings in equity method investments. Loss in equity method investments was US$5.5 million in 2015, compared to earnings in equity method investments of US$49.0 million in 2014. The loss in 2015 was primarily due to our investment in Social Finance, Inc. The earnings in 2014 were mainly derived from our investment in Japan Macro Opportunities Offshore Partners, LP. We disposed of the investment in Japan Macro Opportunities Offshore Partners, LP on August 24, 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net revenues. Our net revenues decreased by 27.1% from US$64.1 million in 2013 to US$46.7 million in 2014. This decrease was due to a 27.2% decrease in the net revenues of our Renren segment.

•	Renren segment. Our Renren segment’s net revenues decreased by 27.2% from US$64.1 million in 2013 to US$46.6 million in 2014. The decrease in our Renren segment’s net revenues was primarily due to the decrease in its online advertising revenue, and to a lesser extent, the decrease in its IVAS revenue. Online advertising revenues decreased by 35.3% from US$41.6 million in 2013 to US$26.9 million in 2014. The continuing migration of our traffic from PC to mobile has caused the vast majority of our Renren users’ time on our SNS service to be spent on mobile, which we did not begin monetizing through advertising until towards the end of 2013. Further, Chinese advertisers have, to date, spent considerably less money advertising on mobile devices as compared to advertising on personal computers due to the limited screen size of mobile devices and the under-developed measurement and tracking services for mobile advertising. This shift of user traffic, coupled with intensifying competition, has had an adverse impact on our online advertising revenues. The number of our monthly unique log-in users increased slightly from 45 million in December 2013 to 46 million in December 2014 but the average amount of time that unique log-in users spent on our platform decreased from approximately 7.7 hours in 2013 to approximately 4.0 hours in 2014. The number of our brand advertisers decreased from 189 in 2013 to 139 in 2014, and the average annual spending by our brand advertisers decreased from approximately US$193,000 in 2013 to approximately US$179,000 in 2014. Our Renren segment’s IVAS revenues decreased by 12.1% from US$22.5 million in 2013 to US$19.7 million in 2014, primarily due to the decrease in VIP memberships and third-party application developer revenues on renren.com.

•	Internet finance segment. Our internet finance segment had net revenues of US$0.03 million in 2014, as we launched our internet finance business in the fourth quarter in 2014.

Cost of revenues. Our cost of revenues increased by 5.1% from US$33.0 million in 2013 to US$34.7million in 2014. This increase was primarily due to a 4.8% increase in the cost of revenues of our Renren segment

•	Renren segment. Our Renren segment’s cost of revenues increased by 4.8% from US$33.0 million in 2013 to US$34.6 million in 2014. The increase was primarily due to an increase of US$3.5 million in commission costs for Woxiu, partly offset by a decrease of US$3.3 million in bandwidth and co-location costs.

•	Internet finance segment. Our internet finance segment had cost of revenues of US$0.1 million in 2014, as we launched our internet finance business in the fourth quarter in 2014.

Operating expenses. Our operating expenses increased by 27.2% from US$135.9 million in 2013 to US$172.9 million in 2014, primarily due to the one-time impairment charges of intangible assets and goodwill, largely offset by decreased selling and marketing expenses and research and development expenses.

•	Selling and marketing expenses. Our selling and marketing expenses decreased by 19.9% from US$43.2 million in 2013 to US$34.6 million in 2014. This decrease was primarily due to a decrease of US$3.3 million in promotion expenses for our Renren brand.

•	Research and development expenses. Our research and development expenses decreased by 22.0% from US$54.7 million in 2013 to US$42.7 million in 2014. This decrease was primarily due to a 27.9% decrease in salaries and other benefits for research and development personnel, from US$41.6 million in 2013 to US$30.0 million in 2014, as well as to a decrease in the associated rental and office facilities expenses from US$9.7 million in 2013 to US$7.7 million in 2014.

•	General and administrative expenses. Our general and administrative expenses increased by 28.3% from US$38.0 million in 2013 to US$48.8 million in 2014. This increase was primarily due to increased share-based compensation charges.

•	Impairment of goodwill was US$46.9 million. The fair value of the goodwill of the Renren reporting unit, which included 56.com, was reviewed and estimated in September 2014 based on the operating results and market conditions at the time of the review, and we determined that such impairments were required.

Exchange (loss) gain on offshore bank accounts. We had an exchange loss of US$2.3 million on offshore RMB deposits in 2014, compared with an exchange gain of US$1.5 million on offshore bank deposits in 2013.

Interest income. Interest income was US$12.6 million in 2014, as compared to interest income of US$12.8 million in 2013. The interest income for both years was primarily interest on term deposits at commercial banks.

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

Discussion of Segment Operations

We had two reportable segments as of December 31, 2015, our Renren segment and our internet finance segment. Our Renren segment offers social networking services and other internet value added services. Our internet finance segment offers financial services.

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	Year ended December 31, 2013
	Renren	Internet finance	Total
Net revenues	$64,050	$—	$64,050
Cost of revenues	(32,970)	—	(32,970)
Operating expenses	(135,903)	—	(135,903)
Operating loss	(104,823)	—	(104,823)
Net loss from continuing operations	(34,424)	—	(34,424)
Net income from discontinued operations	98,065	—	98,065
Net income (loss)	63,641	—	63,641

	Year ended December 31, 2014
	Renren	Internet finance	Total
Net revenues	$46,641	$27	$46,668
Cost of revenues	(34,563)	(100)	(34,663)
Operating expenses	(171,246)	(1,672)	(172,918)
Operating (loss) income	(159,168)	(1,745)	(160,913)
Net income (loss) from continuing operations	31,535	(1,745)	29,790
Net income from discontinued operations	30,288	-	30,288
Net income (loss)	61,823	(1,745)	60,078

	Year ended December 31, 2015
	Renren	Internet finance	Total
Net revenues	$32,507	$8,604	$41,111
Cost of revenues	(29,732)	(6,988)	(36,720)
Operating expenses	(87,331)	(22,366)	(109,697)
Operating (loss) income	(84,556)	(20,750)	(105,306)
Net (loss) income from continuing operations	(202,427)	(20,750)	(223,177)
Net loss from discontinued operations	1,520	—	1,520
Net (loss) income	(200,907)	(20,750)	(221,657)

We have retrospectively adjusted our segment information for all periods presented to reflect the change in segment reporting and the discontinued operations of Nuomi, Qianjun Technology and our online games business. These adjustments are reflected in the discussion of segment results for comparison to prior year results.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Prior to our initial public offering and concurrent private placement in May 2011, we financed our operations primarily through issuance and sale of preferred shares and warrants to investors in private placements and, to a much lesser extent, from cash generated from our operating activities. As of December 31, 2015, we had US$56.2 million in cash and cash equivalents and term deposits. We believe that our cash on hand, together with cash from disposal of long-term investments and cash provided by financing activities, will provide us with sufficient capital to meet our anticipated cash needs for the next 12 months. If we have additional liquidity needs, we may obtain additional financing to meet such needs. However, we cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Prior to our disposal of a majority of the equity interests in Nuomi and Qingting in October 2013, and the disposal of the 56.com business in December 2014, each of these entities experienced operating losses and net losses. To fund their daily operations, we provided intercompany interest-free loans to them. After elimination of intercompany interest-free loans, the net cash outflows pertaining to Nuomi and Qingting were approximately US$13.0 million and US$32.0 million for the years ended December 31, 2012 and 2013, respectively, and the net cash outflows pertaining to 56.com were approximately US$12.4 million, US$6.0 million and US$16.6 million for the years ended December 31, 2012, 2013 and 2014, respectively. After the deconsolidation, Nuomi, Qingting and 56.com were no longer a drain on our consolidated cash flow.

As of December 31, 2015, our balance sheet included US$811.0 million in long-term investments in some 55 unconsolidated subsidiaries and investment funds. We plan to reduce the number and aggregate size of these investments, and we will be looking for opportunities to reduce or dispose of our interests in some of these companies. At the same time, we will also be looking for opportunities to acquire majority interests in a few of these companies. While the timing of any dispositions or acquisitions is uncertain, we expect dispositions to considerably outweigh acquisitions, and consequently we do not expect these plans to have a negative impact on our cash flow from investments in the year ending December 31, 2016.

Although we consolidate the results of Qianxiang Wangjing and Qianxiang Changda, our access to cash balances or future earnings of these entities is only through our contractual arrangements with these entities and their respective shareholders and subsidiaries. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31
	2013	2014	2015
	(in thousands of US$)
Net cash provided by (used in) operating activities	$(73,035)	$56,439	$(50,042)
Net cash provided by (used in) investing activities	20,065	109,215	(248,984)
Net cash provided by (used in) financing activities	(1,033)	(134,832)	180,430
Net increase (decrease) in cash and cash equivalents	(54,003)	30,822	(118,596)
Cash and cash equivalents at the beginning of the year	207,438	154,308	183,025
Effect of exchange rate changes	873	(2,105)	(3,592)
Cash and cash equivalents at the end of the year	$154,308	$183,025	$60,837

Operating Activities

The major factors affecting our operating cash flows are the timing of cash receipts from sales of our services and of the cash settlement for our accounts payable and accrued expenses.

Net cash used in operating activities amounted to US$50.0 million in 2015, compared to a net loss of US$221.7 million. The principal changes in operating assets and liabilities accounting for the difference between our net loss and our net cash used in operating activities in 2015 were a profit distribution received from Japan Macro Opportunities Offshore Partners, LP of US$9.2 million and a decrease in accounts and notes receivable of US$7.6 million. An increase in prepaid expenses and other current assets of US$22.8 million was offset by miscellaneous increases in non-current assets. The principal adjustments to reconcile our net loss to our net cash used by operating expenses were a loss on short-term investments and fair value change of derivatives of US$98.1 million and share-based compensation expenses of US$28.2 million.

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

Net cash used in operating activities amounted to US$73.0 million in 2013, compared to a net income of US$63.6 million. The principal items accounting for the difference between our net income and our net cash used in operating activities in 2013 were related to our investing activities, including our gain on deconsolidation of subsidiaries of US$132.7 million, gain on short-term investments of US$56.0 million and net earnings in equity method investments of US$20.3 million, partially offset by impairment of equity method investments of US$23.0 million, depreciation and amortization of US$19.2 million and share-based compensation expenses of US$16.1 million.

Investing Activities

Net cash used in investing activities amounted to US$249.0 million in 2015, due mainly to cash paid for purchases of long-term investments of US$538.1 million, cash paid to customers in our internet finance business of US$289.0 million and purchases of short-term investments of US$199.2 million, partially offset by a net withdrawal in term deposits of US$493.5 million, proceeds from sales of short-term investments of US$129.1 million, repayment from customers in our internet finance business of US$126.5 million and capital distributions received from equity method investees of US$60.3 million.

Net cash provided by investing activities amounted to US$109.2 million in 2014, due mainly to proceeds from sales of short-term investments of US$496.4 million, capital distribution received from equity method investees of US$74.7 million, proceeds from disposal of equity method investment of US$46.5 million, partially offset by cash paid for purchase of short-term investments of US$247.9 million and cash paid for purchase of long-term investments of US$244.7 million.

Net cash provided by investing activities amounted to US$20.1 million in 2013, due mainly to a net withdrawal in term deposits of US$58.2 million, proceeds from sales of short-term investments of US$119.9 million, partially offset by US$88.7 million in purchase of short-term investments. Moreover, in 2013 we have also invested an additional US$20.0 million in our equity method investment, Japan Macro Fund, and paid US$29.1 million for purchase of equipment and property.

Financing Activities

Net cash provided in financing activities was US$180.4 million in 2015, due mainly to proceeds from investors in our internet finance business of US$174.5 million and proceeds from debt borrowings (net of restricted cash) of US$138.0 million, partially offset by US$125.0 million of principal repayment to investors in our internet finance business and US$10.3 million used to repurchase our ordinary shares.

Net cash used in financing activities was US$134.8 million in 2014, primarily attributable to US$76.5 million used to repurchase our ordinary shares and repaid a promissory note issued to Nuomi of US$60.9 million, partially offset by US$2.5 million in proceeds from the exercise of share options.

Net cash used in financing activities was US$1.0 million in 2013, primarily attributable to US$55.6 million used to repurchase our ordinary shares and US$10.9 million deposits paid for share repurchase, offset substantially by US$60.9 million in proceeds from a promissory note issued to Nuomi, which is interest free, without fixed repayment schedule and due in October 2023.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China principally through a set of contractual arrangements between our wholly owned PRC subsidiary, Qianxiang Shiji, its consolidated affiliated entity, Qianxiang Tiancheng, and Qianxiang Tiancheng’s shareholders. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for a summary of these contractual arrangements. For each of the three years ended December 31, 2015, revenues from our consolidated affiliated entities constituted substantially all of our total consolidated net revenues.

Conducting our operations through contractual arrangements with our consolidated affiliated entities in China entails a risk that we may lose effective control over our consolidated affiliated entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “We rely on contractual arrangements with consolidated affiliated entities for our China operations, which may not be as effective in providing operational control as direct ownership. Any failure by our affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.”

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

After Qianxiang Wangjing and Qianxiang Changda make appropriations for their respective statutory reserves and retain any profits, each of their remaining net profits are distributable to their sole shareholder, Qianxiang Tiancheng, in the form of an RMB dividend. Pursuant to the contractual arrangements between Qianxiang Tiancheng and Qianxiang Shiji, Qianxiang Tiancheng’s earnings and cash (including dividends received from its subsidiaries) are used to pay service and license fees in RMB to Qianxiang Shiji, in the manner and amount set forth in these agreements. After paying the withholding taxes applicable to Qianxiang Shiji’s revenues and earnings, making appropriations for its statutory reserve requirements and retaining any profits from accumulated profits, the remaining net profits of Qianxiang Shiji would be available for distribution to us through the respective offshore holding companies through which we own Qianxiang Shiji, although we have not, and do not have, any present plan to make such distributions. As of December 31, 2015, the net assets of Qianxiang Shiji and our consolidated affiliated entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate US$350.8 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations” for more information.

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

Capital Expenditures

We made capital expenditures of US$30.4 million, US$9.6 million and US$1.2 million in 2013, 2014 and 2015, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business, and purchase of real estate. In 2012, we purchased an office building in Shanghai for RMB201.1 million (US$32.1 million), of which RMB100.6 million (US$16.3 million) was paid in 2013. In 2014, our capital expenditures included purchases of computer servers and equipment of US$8.0 million and purchases of license rights of online games of US$1.6 million. In 2015, our capital expenditures included purchases of computer servers and equipment of US$0.8 million and purchases of license rights of online games of US$0.4 million. We expect to incur capital expenditures of up to approximately US$1.0 million in 2016, which will be primarily used to purchase additional servers and computers and expand our network infrastructure to support the growth of our business.

C.	Research and Development, Patents, and Licenses, etc.

Research and Development

Our research and development efforts focus on developing and improving the scalability, features and functions of each of our websites, services and applications, especially mobile applications. We have a large team of engineers and developers, which accounted for 36% of our employees as of December 31, 2015. Most of our engineers and developers are based at our headquarters in Beijing.

As of December 31, 2015, the majority of our research and development personnel focused on the improvement and enhancement of our Renren SNS services for both mobile devices and personal computers, including communication-related features, user-generated content services, advertising and targeting solutions, as well as ensuring we are fully compatible with the latest mobile operating systems such as iOS, Android and Windows. Further, we continue to develop new products and services to meet with our needs of our user base, for example our internet finance initiative and other stand-alone mobile applications.

Our research and development expenses primarily include salaries and benefits for our research and development personnel and depreciation of related PC and servers. We incurred US$54.7 million, US$42.7 million and US$32.4 million of research and development expenses in 2013, 2014 and 2015, respectively.

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

“人人   ”, and “人人分期” are registered trademarks in China. We have applied for patents relating to our technologies, among which we have been granted four patents We have registered the top level domain name .ren and domain names including renren.com, xiaonei.com, 51fenqi.com, chimeroi.com and sofund.com. In addition, we maintain 71 computer software copyright registrations. Our employees sign confidentiality and non-compete agreements when hired.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. From time to time we enter into derivative contracts, including derivatives that are solely for our own treasury investment purposes and not related to our business operating activities. As of the date of this annual report, we have a total of two swaption contracts on Japanese yen interest rates outstanding with expiration dates during the second quarter of 2016, for which we paid a total of US$6.7 million in premiums. Upon the maturity date of a swaption contract, if the prevailing rate for Japanese yen interest rate swaps is higher than the strike rate of the contract, then we will have the right to enter into an underlying swap and immediately receive an amount with reference to the discounted cash flows of the underlying swap as settlement of the contract; otherwise, the contract will expire unexercised and we will lose the premium paid for the contract. We mark our derivatives positions to market each quarter and gains and losses are reflected in our results of operations. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations including interest payment, if applicable, as of December 31, 2015:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of US$)
Operating lease obligations (1)	$22,480	$8,514	$13,966	—	—
Unconditional investment obligations (2)	$24,865	$24,865	—	—	—
Loan obligations(3)	$273,779	$114,488	$159,291	—	—
TOTAL	$321,124	$147,867	$173,257	—	—

(1)	We lease facilities and offices under non-cancelable operating lease agreements. In addition, we pay telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers under non-cancelable agreements, which are treated as operating leases.

(2)	In 2015, we entered into an agreement promising to purchase equity interest issued by a certain investee in 2016.

(3)	In 2015, we entered into four loan agreements including two short term borrowing for a total of US$106 million. Balances include future principal and interest payments related to those agreements. Actual interest payments may differ. In January 2016, we early repaid US$23.6 million of one of our loan balances. Refer to footnote 12 of the consolidated financial statements for details.

G.	Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Joseph Chen	46	Chairman, Chief Executive Officer
James Jian Liu	43	Director, Chief Operating Officer
Hui Huang	43	Director
David K. Chao	49	Independent Director
Shinzo Nakano	50	Independent Director
Chuanfu Wang	50	Independent Director

Directors and Executive Officers	Age	Position/Title
Thomas Jintao Ren	37	Chief Financial Officer
Lillian Liu	51	Senior Vice President for HR
Miao Cao	37	Chief Marketing Officer
He Li	33	Vice President for Renren SNS

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

David K. Chao has served as a director of our company since March 2006. Mr. Chao is a co-founder and general partner of DCM Ventures, an early stage technology venture capital firm that manages over US$2.5 billion of fund assets. Prior to joining DCM Ventures, Mr. Chao was a co-founder of Japan Communications, Inc., a public company that provides mobile data and voice communications services in Japan. He also worked as a management consultant at McKinsey & Company in San Francisco. Prior to that, Mr. Chao worked in marketing and product management at Apple Computer and was an account executive for Recruit Co., Ltd. Mr. Chao currently serves on the boards of directors of 51job, Inc. and numerous DCM Ventures’ portfolio companies. He is a management board director of the Stanford Graduate School of Business Board of Trustees, and also serves on the advisory board of Legend Capital and is a trustee at the Thacher School. Mr. Chao received a bachelor’s degree in economics and East Asian studies with high honors from Brown University and a M.B.A. degree from Stanford University.

Shinzo Nakano has served as a director of our company since January 2016. Mr. Nakano has been the president, chief executive officer and a partner at Itochu Technology Ventures, Inc. since April 2015. Mr. Nakano joined Itochu Corporation, one of the largest trading firms in Japan in 1989. During his 26-year-tenure at Itochu Corporation, Mr. Nakano held senior positions in system development, sales and marketing of computer products, Internet business development, and venture investment at Itochu Corporation and its various subsidiaries. Mr. Nakano received his bachelor’s degree in law from Keio University in Tokyo, Japan in 1989.

Chuanfu Wang has served as a director of our company since May 2012. Mr. Wang is the Chairman of the Board and President of BYD Company Limited. He has been BYD’s Executive Director since June 2002, in charge of BYD’s general operations and overall strategies. Mr. Wang founded Shenzhen BYD Battery Company Limited (now BYD Company Limited) in February 1995. Before that he served as the Deputy Director of the Beijing General Research Institute for Nonferrous Metals from 1990 to 1995. Mr. Wang has received many awards, prizes and recognitions, such as Hong Kong’s Bauhinia Cup Outstanding Entrepreneur Award in 2000 and BusinessWeek’s “Stars of Asia” in 2003, among others. In addition, Mr. Wang was elected as a representative in the Shenzhen People’s Congress in March 2000, a member of the Fourth Shenzhen Municipal People’s Congress Standing Committee in May 2005, and a member of the Fifth Shenzhen Municipal People’s Congress Standing Committee in 2010. Mr. Wang graduated from the Central South University of Technology (now Central South University) in 1987, majoring in Physical Chemistry of Metallurgy. He received his Master’s degree in Physical Chemistry of Metallurgy at Beijing General Research Institute for Nonferrous Metals in 1990.

Thomas Jintao Ren has served as the chief financial officer of our company since September 2015. Prior to rejoining our company, Mr. Ren was the chief financial officer at Chukong Technologies. Mr. Ren was previously at Renren between 2005 and 2013, where he served as our senior finance director. Prior to that, Mr. Ren had worked at KPMG for five years. Mr. Ren holds a bachelor's degree in economics from Renmin University of China. He is a certified public accountant in China and the United States.

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

For the year ended December 31, 2015, we paid an aggregate of approximately US$1.4 million in cash to our executive officers and non-executive directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. In 2015, our PRC subsidiaries accrued in aggregate US$67 thousand worth of such benefits for our executive officers.

For the year ended December 31, 2015, we granted a total of 1,470,000 restricted Class A ordinary shares to our executive officers and non-executive directors, and we recorded US$0.5 million in share-based compensation expense for these grants. For more information, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Equity Incentive Plans”.

Equity Incentive Plans

Since February 27, 2006, we have adopted five equity incentive plans for Renren Inc. to motivate, retain and attract the best personnel and promote the success of our business. The four plans adopted by Renren Inc. were the 2006 Equity Incentive Plan, the 2008 Equity Incentive Plan, the 2009 Equity Incentive Plan, the 2011 Share Incentive Plan (as amended) and the 2016 Share Incentive Plan. We refer to these collectively as the Plans. As of February 29, 2016, options to purchase 2,823,883 ordinary shares were outstanding under the 2006 Equity Incentive Plan, options to purchase 720,001 ordinary shares were outstanding under the 2008 Equity Incentive Plan, options to purchase 4,111,624 ordinary shares were outstanding under the 2009 Equity Incentive Plan, 8,074,293 restricted share units and options to purchase 100,902,072 ordinary shares were outstanding under the 2011 Share Incentive Plan (as amended), and 10,498,392 restricted share units and options to purchase 39,752,430 ordinary shares were outstanding under the 2016 Share Incentive Plan.

The following table summarizes the outstanding share options granted to certain of our directors, executive officers and other individuals under the Plans as of February 29, 2016.

Name	Number of Ordinary Shares Underlying Outstanding Options (1)	Exercise Price (US$/Share) (1)		Grant Date		Expiration Date
Joseph Chen	16,800,000	0.873		April 5, 2012		April 4, 2022
	3,150,000	0.873		March 22, 2013		March 21, 2023
	25,946,844	0.873		May 19, 2014		May 18, 2024
	25,946,847	0.873		May 19, 2014		May 18, 2024
	39,752,430	1.227		January 15,2016		January 14,2025
James Jian Liu	*	0.873		April 5, 2012		April 4, 2022
	*	0.873		March 22, 2013		March 21, 2023
	*	0.873		May 19, 2014		May 18, 2024
	*	0.873		May 19, 2014		May 18, 2024
Hui Huang	*	0.873		April 5, 2012		April 4, 2022
	*	0.873		March 22, 2013		March 21, 2023
David K. Chao	*	0.873		April 5, 2012		April 4, 2022
	*	0.873		March 22, 2013		March 21, 2023
Chuanfu Wang	*	0.873		June 14, 2012		June 13, 2022
	*	0.873		March 22, 2013		March 21, 2023
Lillian Liu	*	0.873		December 28, 2012		December 27, 2022
	*	0.873		March 22, 2013		March 21, 2023
Miao Cao	*	0.18		March 2, 2006		March 1, 2016
	*	0.18		October 9, 2007		October 8, 2017
	*	0.18		January 31, 2008		January 31, 2018
	*	0.18		October 15, 2009		October 14, 2019
	*	0.873		January 4, 2011		January 3, 2021
	*	0.873		August 30, 2013		August 29, 2023
He Li	*	0.873		April 18, 2011		April 17, 2021
	*	0.873		December 28, 2011		December 27, 2021
	*	0.873		December 28, 2012		December 27, 2022
	*	0.873		May 17, 2013		May 16, 2023
	*	0.873		December 2, 2013		December 1, 2023
Other individuals as a group	9,428,889		(2)		(2)		(3)

*	The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

(1)	The number of share options granted and exercise prices in this table, including footnote 2, gives effect to the ten-for-one share split that became effective on March 25, 2011.

On December 28, 2012, we modified the exercise price of the outstanding share options previously granted that had exercise prices of US$4.00 per ADS or higher, reducing them uniformly to US$3.30 per ADS ($1.10 per ordinary share), which was the closing price of our ADS on the modification date. Options exercisable for a total of 27,480,309 ordinary shares were modified. The total incremental cost as a result of the modification was US$4.3 million, of which US$0.9 million, US$1.1 million, US$1.1 million and US$0.9 million was recognized as share-based compensation expense in 2012, 2013 , 2014 and 2015 respectively, and the remaining balance will be amortized over the expected requisite service period.

On December 29, 2014, we modified the exercise price of the outstanding share options previously granted that had exercise price higher than US$0.873 per ordinary share, reducing them uniformly to US$0.873 per share, which was the average closing price during the period from December 8, 2014 through December 19, 2014, when the repricing was being discussed. Options exercisable for a total of 107,197,908 ordinary shares were modified. The total incremental cost as a result of the modification was US$6.4 million, of which US$5.2 million was recognized as share-based compensation expense in 2014 and 2015 and the remaining balance will be amortized over the expected requisite service period.

On December 23, 2015, we waived the award condition with respect to the options granted on May19, 2014, Options exercisable for a total of 34,796,844 ordinary shares were modified. The total incremental cost as a result of the modification was US$10.9 million, of which US$4.4 million was recognized as share-based compensation expense in 2015 and the remaining balance will be amortized over the expected requisite service period.

(2)	We granted share options to other individuals on the following dates and at the following exercise prices: (i) on March 2, 2006, 1,079,400 options with an exercise price of US$0.001 per share; (ii) on March 2, 2006, 10,204,000 options and on October 9, 2007, 800,000 options, each with an exercise price of US$0.08 per share; (iii) on March 2, 2006, 4,568,670 options and on October 21, 2010, 179,450 options, each with an exercise price of US$0.10 per share; (iv) on March 2, 2006, 18,046,960 options, on October 9, 2007,22,142,00 options, on January 31, 2008, 14,809,500 options, on October 15, 2009, 18,644,000 options, on March 10, 2010, 300,000 options, on June 1, 2010, 490,000 options and on October 21, 2010, 11,180 options, each with an exercise price of US$0.18 per share; (v) on March 2, 2006, 1,243,880 options with an exercise price of US$0.20 per share; (vi) on October 9, 2007, 100,000 options with an exercise price of US$0.26 per share; (vii) on October 9, 2007, 300,000 options with an exercise price of US$0.28 per share; (viii) on October 9, 2007, 100,000 options with an exercise price of US$0.30 per share; (ix) on October 9, 2007, 925,000 options with an exercise price of US$0.35 per share; (x) on October 9, 2007, 220,000 options with an exercise price of US$0.38 per share; (xi) on January 4, 2011, 12,068,500 options, on April 18, 2011, 3,296,500 options, on September 23, 2011, 519,000 options, on December 28, 2011, 1,621,107 options, on April 5, 2012, 1,881,500 options, on April 30, 2012, 300,000 options, on December 28, 2012, 3,167,400 options, on March 22, 2013,4,587,000 options, on May 17, 2013, 2,862,000 options, on August 30, 2013, 450,000 options, on December 2, 2013, 2,707,500 options, each with an exercise price of US$0.873 per share. As of February 29, 2016, 118,195,158 options had been forfeited, cancelled or exercised. .

(3)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

The following table summarizes the outstanding restricted share units granted to our executive officers and certain other individuals as of February 29, 2016 under the Plans adopted by Renren Inc.:

Name	Number of Ordinary Shares Underlying Restricted Share Units Outstanding	Grant Date
Joseph Chen	9,029,637	January 15, 2016
Hui Huang	*	May 19, 2014
Hui Huang	*	January 1, 2015
David K. Chao	*	May 19, 2014
David K. Chao	*	April 15, 2015
Chuanfu Wang	*	May 19, 2014
Chuanfu Wang	*	April 15, 2015
Thomas Ren	*	September 30, 2015
Thomas Ren	*	February 1, 2016
Lillian Liu	*	May 19, 2014
Lillian Liu	*	April 15, 2015
Lillian Liu	*	February 1, 2016
Miao Cao	*	May 19, 2014
Miao Cao	*	October 17, 2014
Miao Cao	*	April 15, 2015
He Li	*	May 19, 2014
He Li	*	October 17, 2014
He Li	*	April 15, 2015
He Li	*	February 1, 2016
Certain individuals as a group	909,555	May 19, 2014
Certain individuals as a group	211,350	October 17, 2014
Certain individuals as a group	2,190,612	May 15, 2015
Certain individuals as a group	18,024	June 15, 2015
Certain individuals as a group	102,000	September 30, 2015
Certain individuals as a group	44,004	November 1, 2015
Certain individuals as a group	2,504,430	February 1, 2016

*	The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

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

Amendment and Termination. The 2006 Equity Incentive Plan and the 2008 Equity Incentive Plan were terminated on September 15, 2013. Unless earlier terminated by the board or directors, the 2009 Equity Incentive Plan will terminate on December 31, 2019. In each case, grants made before the termination date will continue to be effective in accordance with their terms and conditions. Our board of directors may at any time by resolutions amend the 2009 Equity Incentive Plan, subject to certain exceptions.

Principal Terms of the 2011 and 2016 Share Incentive Plan adopted by Renren Inc.

The principal terms of the 2011 Share Incentive Plan (as amended) and the 2016 Share Incentive Plan are substantially the same. The following paragraphs summarize the principal terms of these two plans and, unless otherwise specified below, the following summary applies to each of these plans.

Types of Awards and Exercise Prices. The plans permit the grant of options to purchase our Class A ordinary shares, restricted shares and restricted share units as deemed appropriate by the plan administrator.

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

Plan Administration. The plans will be administered by the board of directors or the compensation committee of the board, or a committee of one or more directors to whom the board or the compensation committee shall delegate the authority to grant or amend awards to participants other than senior executives. As to the 2011 Share Incentive Plan (as amended), the plan administrator shall consist of at least two individuals, each of whom qualifies as an independent director. With respect to the awards granted to independent directors, the plan administrator shall be the board of directors. The plan administrator will determine the terms and conditions of each award grant.

Awards and Award Agreement. Awards granted under the plans are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

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

Amendment and Termination of the Plan. With the approval of our board, our plan administrator may at any time amend, modify or terminate the plan, subject to certain exceptions. Unless earlier terminated by the board of directors, the 2011 Share Incentive Plan (as amended) will expired on April 14, 2021 and the 2016 Share Incentive Plan will expire on January 15, 2026.

C.	Board Practices

Composition of Board of Directors

Our board of directors currently consists of six directors. A director is not required to hold any shares in the company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his interest at a meeting of the directors. Subject to the NYSE rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors and independent director appointees has a service contract with us that provides for benefits upon termination of employment. As long as SB Pan Pacific Corporation and its affiliates continue to collectively hold over 50% of the number of our shares held by them as of May 9, 2011, they have the right to appoint one director to serve on our board of directors. Our board of directors currently does not contain a member appointed by SB Pan Pacific Corporation.

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) is removed from office pursuant to any other provision of our memorandum and articles of association.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of these committees. Each committee’s members and functions are as follows.

Audit Committee. Our audit committee consists of Messrs. David Chao and Shinzo Nakano. Mr. Chao is the chairman of our audit committee and our board of directors has determined that Mr. Chao is an audit committee financial expert. Mr. Chao and Mr. Nakano satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Messrs. Shinzo Nakano and David Chao. Mr. Nakano is the chairman of our compensation committee. Mr. Nakano and Mr. Chao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer is prohibited from attending any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

We had 2,442, 1,602 and 1078 full-time employees as of December 31, 2013, 2014 and 2015, respectively. The following table sets forth the number of our employees by function as of December 31, 2015:

Functional Area	Number of Employees	% of Total
Management and administration	134	13%
Sales and marketing	508	47%
Operations	37	3%
Research & development	399	37%
Total	1078	100%

As of December 31, 2015, we had 552 employees located in Beijing and 526 employees located in other cities in China.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (including Class A ordinary shares represented by our ADSs), as of February 29, 2016, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,020,682,149 ordinary shares outstanding as of February 29, 2016, including 715,293,699 Class A ordinary shares and 305,388,450 Class B ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	% (1)	% of Voting Power (2)
Directors and Executive Officers:
Joseph Chen (3)	314,352,822	29.5	48.4
James Jian Liu (4)	46,055,735	4.4	1.2
Hui Huang (5)	*	*	*

	Ordinary Shares Beneficially Owned
	Number	% (1)	% of Voting Power (2)
David K. Chao (6)	90,491,621	8.9	2.4
Shinzo Nakano (7)	*	*	*
Chuanfu Wang (8)	*	*	*
Thomas Jintao Ren (9)	*	*	*
Lillian Liu (9)	*	*	*
Miao Cao (9)	*	*	*
He Li (9)	*	*	*
All directors and executive officers as a group (10)	458,941,996	42.4	52.0

Principal Shareholders:
SB Pan Pacific Corporation and affiliate (11)	405,388,451	39.7	43.0
Joseph Chen (3)	314,352,822	29.5	48.4
DCM and affiliates (12)	87,929,871	8.6	2.3

*	Less than 1% of our total outstanding ordinary shares.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of February 29, 2016.

(2)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power with respect to all of our Class A and Class B ordinary shares as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per share and each holder of Class A ordinary shares is entitled to one vote per share held by our shareholders on all matters submitted to them for a vote. Subject to certain exceptions, our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(3)	Represents (i) 170,258,970 Class B ordinary shares held by Mr. Joseph Chen, (ii) 100,000,000 Class A ordinary shares held by Mr. Joseph Chen, and (iii) 44,093,852 Class A ordinary shares issuable upon exercise of options held by Mr. Chen that that are exercisable within 60 days after February 29, 2016. See the two paragraphs following this table for more information on Class A and Class B ordinary shares. The business address of Mr. Chen is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China.

(4)	Represents (i) 31,365,110 Class A ordinary shares held by Mr. James Jian Liu and (ii) 14,690,625 Class A ordinary shares issuable upon exercise of options held by Mr. Liu that are exercisable within 60 days after February 29, 2016. The business address of Mr. Liu is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chao Yang District, Beijing, 100016, People’s Republic of China.

(5)	The business address of Ms. Huang is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Beijing, 100016, People’s Republic of China.

(6)	Represents (i) 1,958,000 Class A ordinary shares held by Mr. David Chao, (ii) 603,750 Class A ordinary shares issuable upon exercise of options held by Mr. Chao that are exercisable within 60 days after February 29, 2016 and (iii) 87,929,871 Class A ordinary shares held by DCM and affiliates. DCM Investment Management III, LLC is the general partner of DCM. Mr. David Chao and Mr. Peter W. Moran are the managing members of DCM Investment Management III, LLC. See note 13, below, for more information on the shares held by DCM and affiliates. The business address of Mr. Chao is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(7)	The business address of Mr. Nakano is 3-37-1-C1302 Taishido Setagaya-ku Tokyo, 154-0004 Japan.

(8)	The business address of Mr. Wang is No. 3009, BYD Road, Pingshan, Shenzhen, 518118, People’s Republic of China.

(9)	The business address of this individual is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Beijing, 100016, People’s Republic of China.

(10)	Certain directors and executive officers have been granted options pursuant to our 2006, 2008 and 2009 Equity Incentive Plans and our 2011 and 2016 Share Incentive Plan. See “Item 6.B—Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”

(11)	The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G filed by SB Pan Pacific Corporation and SoftBank Corp. on February 14, 2012, and consists of 270,258,971 Class A ordinary shares and 135,129,480 Class B ordinary shares held by SB Pan Pacific Corporation. See the two paragraphs following this table for more information on Class A and Class B ordinary shares. SB Pan Pacific Corporation is a corporation established under the laws of the Federated States of Micronesia, and is a wholly owned subsidiary of SoftBank Corp. SoftBank Corp. is a corporation established under the laws of Japan, and is a public company listed on the Tokyo Stock Exchange. On January 31, 2011, SoftBank Corp. transferred 2,582,200 series C preferred shares and 402,870,510 series D preferred shares to SB Pan Pacific Corporation, and, immediately prior to the completion of our initial public offering in May 2011, 135,129,480 of these series D preferred shares were converted into Class B ordinary shares on a one-to-one basis and the rest of the preferred shares held by SB Pan Pacific Corporation were converted into Class A ordinary shares on a one-to-one basis. The business address for SB Pan Pacific Corporation is P.O. Box 902, Kolonia, Pohnpei, FSM 96941, and the business address for SoftBank Corp. is 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan.

(12)	The number of ordinary shares beneficially owned is as of December 31, 2015 as reported in a Schedule 13G/A filed by DCM Ventures (as defined below) and affiliates on February 4, 2016, and consists of (i) 81,768,285 Class A ordinary shares which are directly owned by DCM III, L.P. (“DCM III”), (ii) 2,166,501 Class A ordinary shares which are directly owned by DCM III-A, L.P. (“DCM III-A”) and (iii) 3,995,085 Class A ordinary shares which are directly owned by DCM Affiliates Fund III, L.P. (“Aff III”). We refer to DCM III, DCM III-A and Aff III collectively as “DCM.” DCM Investment Management III, LLC (“GP III”) is the general partner of DCM III, DCM III-A and Aff III and may be deemed to have sole power to vote and dispose these Class A ordinary shares respectively held by DCM III, DCM III-A and Aff III, and Mr. David Chao and Mr. Peter W. Moran, the managing members of GP III, may be deemed to have shared power to vote and dispose these Class A ordinary shares. As set forth in note 6 above, Mr. Chao also owns 1,958,000 Class A ordinary shares. The business address of DCM Ventures is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025.

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

To our knowledge, as of February 29, 2016, a total of 377,639,094 Class A ordinary shares were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program, and 170,258,970 Class B ordinary shares were held by one record holder in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company other than the non-binding going-private proposal that we received in June 2015. See “Item 3. Key Information on the Company—Risks Related to Our American Depositary Shares—There can be no assurance that the proposed going-private transaction will continue to be pursued, approved by our shareholders or successfully consummated. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of our ADSs.” To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly.

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

Contractual Arrangements with Our Consolidated Affiliated Entities

Please refer to “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

Related Party Transactions with Oak Pacific Holdings and Its Affiliates

The three largest shareholders of Oak Pacific Holdings are Mr. Joseph Chen, our founder, chairman and chief executive officer; James Jian Liu, our director and chief operating officer; and David Chao, our director. Collectively they hold approximately 98.5% of Oak Pacific Holdings. Summarized below are certain transactions our company has had with affiliates of Oak Pacific Holdings in 2013, 2014 and 2015.

Gummy Inc.

During 2012, we performed certain payment collection services to Gummy Inc., a subsidiary of Oak Pacific Holdings. Gummy Inc. owed our company approximately US$21,000, US$20,000 and US$19,000 for payment collection services as of December 31, 2013, 2014 and 2015, respectively, which amount was unsecured, non-interest bearing and payable on demand.

Beijing Qian Xiang Hu Lian Technology Development Co., Ltd.

We performed certain back office services for Beijing Qian Xiang Hu Lian Technology Development Co., Ltd., or Hu Lian, which is a subsidiary of Oak Pacific Holdings. These services included provisions of human resources and accounting services and amounted to US$0.1 million, US$0.1 million and US$0.04 million in 2013, 2014 and 2015, respectively. As of December 31, 2015, Hu Lian owed our company US$0.4 million for these services, which amount was unsecured, non-interest bearing and payable on demand. The service fee has been repaid as of March 31, 2016.

Related Party Transactions with Our Major Shareholder

Beautiful Bay Co., Ltd,

In 2015, we provided a loan of US$4.8 million to Beautiful Bay Co. Ltd., an entity of which the wife of our chairman and chief executive officer, Joseph Chen, is a majority shareholder.The loan has been repaid as of December 31, 2015.

Beautiful Legend Co., Ltd,

In 2015, we acquired a 7.5% equity interest in Beautiful Legend Co., Ltd., an entity of which the wife of our chairman and chief executive officer, Joseph Chen, is a majority shareholder. We accounted for the investment as a cost method investment and the carrying amount was US$4.6 million as of December 31, 2015.

Related Party Transactions with Our Long Term Investments

Mapbar Technology Limited

In October 2011, we acquired a 35% equity interest in Mapbar Technology Limited, or Mapbar, and accounted for the investment using equity method as we are able to exercise significant influence over Mapbar. Mapbar performed approximately US$299,000, US$203,000 and US$110,000 of location-based services for our company in 2013, 2014 and 2015 respectively. As of December 31, 2015, our company owed Mapbar US$36,000 for these services, which amount was unsecured, non-interest bearing and payable on demand.

Qingting

In October 2013, we sold 60% of the equity interest in Qingting to an individual and deconsolidated Qingting as we no longer held a controlling interest. Qingting provided internet services of approximately US$0.1 million and US$0.2 million to us in 2013 and 2014. As of December 31, 2014, we owed Qingting nil for these services. During 2014, we provided a loan of US$0.2 million to Qingting. As of December 31, 2015, the loan has been fully repaid.

Japan Macro Opportunities Offshore Partners, LP

In November 2011, February 2013 and January 2014, we invested US$20.0 million, US$20.0 million and US$40.0 million, respectively in Japan Macro Opportunities Offshore Partners, LP, or JMOOP, which is a Cayman Islands exempted limited partnership. The investment was accounted for using equity method accounting. We received capital distributions of US$19.2 million, US$84.0 million and US$69.1 million in the years ended December 31, 2013, 2014 and 2015, respectively. We disposed of the investment on August 24, 2015.

Social Finance Inc.

In July 2012, we purchased US$10.0 million Series 2012-A Senior Secured Refi Loan Notes issued by SoFi Lending Corp., a subsidiary of Social Finance Inc. Oak Pacific Holdings is a shareholder of Social Finance Inc. and our chairman and chief executive officer, Joseph Chen, is a director of Social Finance Inc. The note has a maturity date of July 3, 2032 and a fixed annual interest rate of 4% with no redemption feature. We received monthly payments, including return of principal of US$1,353,000, US$1,370,000 and US$984,000 in 2013, 2014 and 2015, respectively, and earned interest of US$248,000, US$211,000 and US$181,000, from SoFi Lending Corp. for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, the carrying amount of the note was US$5,879,000.

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

In October 2015, we invested US$150 million in newly issued series F preferred shares of Social Finance Inc., concurrently with a group of other investors.

Golden Axe Inc.

In December 2015, we acquired a 2% equity interest in Golden Axe Inc. and accounted for the investment using equity method as we are able to exercise significant influence over Golden Axe Inc. In 2015, we provided a loan of US$11.2 million to Golden Axe Inc. and recorded US$0.2 million interest. As of December 31, 2015, Golden Axe Inc. owed us 16.0 million for the loan.

268V Limited

In January 2015, we acquired a 20.00% equity interest in 268V Limited and accounted for it as an available-for-sale investment. In 2015, we purchased about US$42,000 of used car services from 268V Limited and have fully paid the amount due as of December 31, 2015.

The transactions described above were approved by the independent, disinterested members of our board and the audit committee of the board in all cases where the counterparty was a related party at the time of the transaction or had been prior to the time of the transaction.

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

Subject to our memorandum and articles of association and certain restrictions under Cayman Islands law, our board of directors has complete discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, they will be paid in accordance with Cayman Islands law, which provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that in the case of our share premium account, no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law (2013 Revision) of the Cayman Islands prevents us from offering our shares or securities to individuals within the Cayman Islands, which may limit our ability to distribute a dividend comprised of our shares or other securities. We will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in our registration statement on Form F-1 (File No. 333-173548), as amended, initially filed with the SEC on April 15, 2011. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details

See “—C. Markets”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing three Class A ordinary shares, have been listed on the NYSE since May 4, 2011 and trade under the symbol “RENN.” The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated. The last reported closing price for our ADSs on May 12, 2016 was US$2.49 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
2012	7.87	3.00
2013	4.63	2.52
2014	4.79	2.45
2015	4.45	2.35
Quarterly Highs and Lows
First Quarter of 2014	4.79	3.00
Second Quarter of 2014	3.60	3.12
Third Quarter of 2014	3.65	3.10
Fourth Quarter of 2014	3.53	2.45
First Quarter of 2015	2.80	2.35
Second Quarter of 2015	4.45	2.39
Third Quarter of 2015	3.82	2.76
Fourth Quarter of 2015	3.77	3.12
First Quarter of 2016	3.68	2.58
Second Quarter of 2016	3.56	2.47
Monthly Highs and Lows
October 2015	3.62	3.12
November 2015	3.64	3.38
December 2015	3.77	3.37
January 2016	3.68	2.98
February 2016	3.19	2.58
March 2016	3.38	3.08
April 2016	3.56	2.93
May 2016 (through May 12, 2016)	3.24	2.47

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to below as the Companies Law and the common law of the Cayman Islands.

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

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law. The Companies Law provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law prevents us from offering our shares or securities to individuals within the Cayman Islands which may limit our ability to distribute a dividend comprised of our shares or other securities.

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

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative holding not less than an aggregate of one-third of all voting power of the shares in issue entitled to vote at the general meeting. Shareholders’ meetings are held annually and may be convened by any one of our directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-fifth of our voting power of our share capital. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as an amendment to our amended and restated memorandum or articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and canceling any shares.

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

Although the law in this regard is unclear, we treat our VIEs, including Qianxiang Tiancheng, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we were not the owner of the above mentioned entities for United States federal income tax purposes, then we would likely be treated as a PFIC even if we would not otherwise have been treated as a PFIC for that particular year.

We believe we were a PFIC for the taxable years ended December 31, 2013, 2014 and 2015. Our PFIC status for the current taxable year will not be determinable until after the close of the current taxable year. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because, as a public company, the value of our assets for this purpose is determined in part by reference to the market prices of our ADSs and outstanding ordinary shares, there can be no assurance that we will not be a PFIC for the current or any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC for the particular year may substantially increase.

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

Medicare Tax

An additional 3.8% tax is imposed on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over US$200,000 (or US$250,000 in the case of joint filers or US$125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. holders are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in the ADSs or ordinary shares.

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

Individual U.S. Holders and certain U.S. entities may be required to submit to the IRS certain information with respect to their beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on their behalf by a financial institution. U.S. Holders who fail to timely furnish the required information may be subject to a penalty. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

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

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We had a gain of US$1.5 million on foreign currency deposit in 2013, a loss of US$2.3 million in 2014 and a loss of US$0.2 million in 2015, which were primarily related to the exchange rate fluctuation of our RMB deposits during the year.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. As of December 31, 2015, we had RMB-denominated cash and term deposits totaling US$29.0 million and U.S. dollar-denominated cash and term deposits totaling US$26.7 million.

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

As of the date of this annual report, we have a total of two swaption contracts on Japanese yen interest rates outstanding with expiration dates during the second quarter of 2016, for which we paid a total of US$6.7 million in premiums. Upon the maturity date of a swaption contract, if the prevailing rate for Japanese yen interest rate swaps is higher than the strike rate of the contract, then we will have the right to enter into an underlying swap and immediately receive an amount with reference to the discounted cash flows of the underlying swap as settlement of the contract; otherwise, the contract will expire unexercised and we will lose the premium paid for the contract.

The table below set out the quantitative analysis of the swaptions and swap contracts outstanding as of the date of this annual report, that are subjected to interest risk and for treasury investment purposes:

	Notional Amount	Premium Paid	Fair Value
	(in JPY million)	(in US$ million)	(in US$)
Interest rate swaption on Japanese yen interest rate
Pay 2.75%, Receive variable rate of 20 years swap rate	30,000	3.2	347
Pay 3.0%, Receive variable rate of 20 years swap rate	40,000	3.5	45

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2013, 2014 and 2015, we received approximately US$1.1 million, nil and US$1.1 million, respectively, net of applicable withholding taxes in the United States, from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

We received net proceeds of approximately US$777 million from our initial public offering and the concurrent private placement. For the period from May 4, 2011, the date the F-1 Registration Statement was declared effective by the SEC, to December 31, 2015, we used net proceeds from our initial public offering and the concurrent private placement primarily as follows:

•	US$3.2 million, US$11.1 million and US$92.2 million used in operating activities during 2011, 2012 and 2013, respectively;

•	US$79.8 million in the acquisition of 56.com;

•	US$118.4 million for an equity investment in Social Finance, Inc.;

•	US$26.6 million for a long-term investment in Mapbar Technology Limited;

•	US$80.0 million for a long-term investment in Japan Macro Opportunities Offshore Partners, LP;

•	US$240.9 million for share repurchases;

•	US$32.1 million for a property purchased in Shanghai;

•	US$35.0 million for an investment in shares and warrants issued by Snowball Finance Inc.;

•	US$17.2 million and US$10.0 million for equity investment in Rise Companies Corp and Fundrise, L.P. respectively;

•	US$18.1 million for an investment in Eall Technology Limited; and

•	US$12.4 million for an equity investment in Koolray Vision Inc.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective, due to the material weaknesses in our internal control over financial reporting as described below.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2015, using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management identified two material weaknesses in our internal control over financial reporting, as follows:

•	lack of implementation of adequate supervisory review controls over the accounting and measurement of our properly approved complex investments which we began to enter into in 2014, to ensure that these investments are accounted for in conformity with U.S. GAAP, due to which we identified a material adjustment that has been corrected during our preparation of the consolidated financial statements as of and for the year ended December 31, 2015; and
•	lack of implementation of effective control activities over the newly launched internet finance business to ensure the timely communication of sufficient information to the financial reporting team for certain accounting matters.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To The Board Of Directors And Shareholders Of Renren Inc.

We have audited the internal control over financial reporting of Renren Inc. (the “Company”), its subsidiaries, its variable interest entities (“VIEs”) and its VIEs’ subsidiaries (collectively, the “Group”) as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment: (i) the Company did not implement appropriate controls over the accounting and measurement of complex investments; and (ii) the Company did not implement effective control activities over the newly launched internet finance business to ensure the timely communication of sufficient information to the financial reporting team for certain accounting matters. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2015, of the Group and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Group has not maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements, and financial statements schedule as of and for the year ended December 31, 2015 of the Group and our report dated May 16, 2016 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
May 16, 2016

Management’s Remediation Plans and Actions

To remediate the material weaknesses described above in “Management's Report on Internal Control over Financial Reporting,” we are implementing the plan and measures described below, and we will continue to evaluate and may in the future implement additional measures.

We have planned and begun to carry out the following remediation measures:

•	During 2016, we have hired and plan to hire additional staff with relevant accounting experience, skills and knowledge in the preparation of financial statements under the requirements of U.S. GAAP and financial reporting disclosure under the requirement of SEC rules, specifically to the recognition and measurement of the investments and the new internet finance business;
•	We will update our internet finance accounting policies and procedures manual in accordance with U.S. GAAP in 2016; and
•	We plan to hire a senior-level staff member in 2016 who will be responsible for improvement and monitoring of our company’s internal control over financial reporting.

We believe that we are taking the steps necessary for remediation of the material weaknesses identified above, and we will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.

Changes in Internal Control over Financial Reporting

In 2015, we established a monitoring control to ensure that we properly conduct and document the formal board resolutions on preapproval for long term investments as the remedial measures to address the significant deficiency reported in our annual report on Form 20-F for the year ended December 31, 2014. We deem this significant deficiency was properly remediated.

Other than the remedial measures described above, there were no other changes in our internal control over financial reporting during the year ended December 31, 2015 that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.

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

	For the Year Ended December 31,
	2014	2015
	(In thousands of US$)
Audit fees (1)	1,230.0	1,185.7
Other fees (2)	—	201.9

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.

(2)	"other fees" represent the aggregate fees billed and expected to be billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm other than the services reported in (1).

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

On May 21, 2014, we announced that our board of directors authorized a new share repurchase program for 12 months from June 28, 2014 to June 27, 2015. During this 12-month period, our company was authorized, but not obligated, to repurchase up to US$100 million of our ADSs. By the completion of this share repurchase program on June 27, 2015, our company had purchased a total of 16,984,078 ADSs at an aggregate consideration of US$53.0 million.

The following table sets forth information about our repurchases made in the year 2015 under the share repurchase program described in the paragraph above.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (US$)
Month #1 (January 1, 2015 – January 31, 2015)	757,119	2.60	757,119	55,345,579
Month #2 (February 1, 2015 – February 28, 2015)	832,007	2.60	832,007	53,186,122
Month #3 (March 1, 2015 – March 31, 2015)	824,618	2.55	824,618	51,083,716
Month #4 (April 1, 2015 – April 30, 2015)	—	—
Month #5 (May 1, 2015 – May 31, 2015)	1,172,115	3.29	1,172,115	47,222,445
Month #6 (June 1, 2015 – June 27, 2015)	51,511	3.83	51,511	47,025,379
Total	3,637,370	2.83	3,637,370

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

Section 303A.01 of the NYSE Listed Company Manual requires a listed company to have a majority of independent directors. Section 303A.07(a) of the NYSE Listed Company Manual requires the audit committee to have a minimum of three members. Section 303A.08 of the NYSE Listed Company Manual requires a listed company to give shareholders an opportunity to vote on all equity-compensation plans and material revisions thereto. We are a Cayman Islands company, and there are no requirements under applicable Cayman Islands law that correspond to these sections of the NYSE Listed Company Manual. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice and are exempted from the requirements of Sections 303A.01, 303A.07(a) and 303A.08 of the NYSE Listed Company Manual.

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

In accordance with Regulation S-X Rule 3-09, the following documents of Japan Macro Opportunities Offshore Partners, L.P are included at the end of this annual report:

•	financial statements as of and for the year ended December 31, 2013, and independent auditors’ report;

•	financial statements as of and for the year ended December 31, 2014, and independent auditors’ report; and

•	financial statements as of and for the year ended December 31, 2015.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.1	Specimen American depositary receipt of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.2	Specimen Class A ordinary share certificate of the Registrant (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

Exhibit Number	Description of Document
2.3	Deposit Agreement, dated as of May 4, 2011, by and among the Registrant, Citibank, N.A., as depositary, and the holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-177366), filed with the SEC on October 18, 2011).

2.4	Amended and Restated Investors’ Rights Agreement between the Registrant and other parties therein, dated as of April 4, 2008, as amended (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.5	Form of Registration Rights Agreement between the Registrant and other parties therein (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.1	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.2	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.3	2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.4	2011 Share Incentive Plan (as ameded by Amendment No.1 to the 2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (file no. 333-209734), filed with the SEC on February 26, 2016).

4.5	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.6	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.7	Business Operations Agreement, dated as of December 23, 2010, between Qianxiang Shiji, Qianxiang Tiancheng and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.8	Amended and Restated Equity Option Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.9	Amended and Restated Equity Interest Pledge Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.10	Power of Attorney, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

Exhibit Number	Description of Document
4.11	Spousal Consents, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.12	Amended and Restated Loan Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.13	Amended and Restated Exclusive Technical Service Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.14	Amended and Restated Intellectual Property Right License Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.15	Link224 Inc. 2013 Share Incentive Plan (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013).

4.16	Share Purchase Agreement by and among the Registrant, Nuomi Holdings Inc. and Baidu Holdings Limited, dated as of August 23, 2013 (incorporated by reference to Exhibit 4.27 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.17	Share Purchase Agreement by and among the Registrant, Nuomi Holdings Inc. and Baidu Holdings Limited, dated as of January 22, 2014 (incorporated by reference to Exhibit 4.28 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.18	Power of Attorney, dated December 4, 2013, by Huang Hui (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.19	Power of Attorney, dated December 4, 2013, by Liu Jian (incorporated by reference to Exhibit 4.33 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.20	Spousal Consent issued by Jonathan Gentile Anderson, as the lawful spouse of Huang Hui, and Chen Yan, as the lawful spouse of Liu Jian, both dated December 4, 2013 (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.21	Loan Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.22	Loan Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu (incorporated by reference to Exhibit 4.33 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

Exhibit Number	Description of Document
4.23	Business Operations Agreement, dated May 22, 2014, by and among Beijing Jingwei Sinan Information Technology Co., Ltd., Beijing Jingwei Zhihui Information Technology Co., Ltd., Jing Yang and Jian Liu (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.24	Power of Attorney, dated May 22, 2014, by Jing Yang (incorporated by reference to Exhibit 4.35 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.25	Power of Attorney, dated May 22, 2014, by Jian Liu (incorporated by reference to Exhibit 4.36 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.26	English translation of Spousal Consents, by Joseph Chen, as the lawful spouse of Jing Yang, and Yan Chen, as the lawful spouse of James Jian Liu, both dated May 22, 2014 (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.27	Exclusive Technology Support and Technology Service Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Beijing Jingwei Zhihui Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.28	Intellectual Property Right License Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Beijing Jingwei Zhihui Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.29	English translation of Equity Interest Pledge Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.30	English translation of Equity Interest Pledge Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.31	Equity Option Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang (incorporated by reference to Exhibit 4.42 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.32	Equity Option Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu (incorporated by reference to Exhibit 4.43 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.33	English translation of Framework Purchase Agreement, dated October 28, 2014, by and among the Registrant, Beijing Wole Information Technology Co., Ltd., Jian Liu, Hui Huang, Guanzhou Qianjun Internet Technology Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.44 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

Exhibit Number	Description of Document
4.34	English translation of Amendment to Framework Purchase Agreement, dated December 1, 2014, by and among the Registrant, Beijing Wole Information Technology Co., Ltd., Jian Liu, Hui Huang, Guanzhou Qianjun Internet Technology Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.45 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.35	English translation of Business Cooperation Agreement, dated December 1, 2014, by and among Beijing Wole Information Technology Co., Ltd., Guanzhou Qianjun Internet Technology Co., Ltd., Beijing Qianxiang Wangjing Technology Development Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.46 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015

4.36	English translation of Service Agreement, dated December 1, 2014, by and among Beijing Wole Information Technology Co., Ltd., Guanzhou Qianjun Internet Technology Co., Ltd., Beijing Qianxiang Wangjing Technology Development Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.47 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.37*	Convertible Note and Series F Preferred Stock Purchase Agreement, dated July 28, 2015, by and among Social Finance, Inc., SoftBank Group International Limited, Renren Inc. and other parties therein.

4.38*	English translation of Framework Agreement on Transfer of Renren Games Business by Renren Inc., dated January 5, 2016, by and among Renren Inc., Link 224 Inc., Renren Game Hong Kong Limited and other parties therein.

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of TransAsia Lawyers

15.3*	Consent of Maples and Calder

15.4*	Consent of Deloitte & Touche

101.INS*	XBRL Instance Document

Exhibit Number	Description of Document
101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Renren Inc.

By:	/s/ Joseph Chen
	Name:	Joseph Chen
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: May 16, 2016

RENREN INC.

Report and Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015

RENREN INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

RENREN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RENREN INC.

We have audited the accompanying consolidated balance sheets of Renren Inc., and its subsidiaries, its variable interest entities and the subsidiaries of variable interest entities (collectively the "Group") as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2015. Our audits also include the financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 16, 2016 expressed an adverse opinion on the Group's internal control over financial reporting because of two material weaknesses.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

May 16, 2016

RENREN INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2014	2015
ASSETS

Current assets:
Cash and cash equivalents	$166,652	$56,226
Term deposits	494,065	-
Restricted cash	-	122,316
Short-term investments	29,384	2,619
Accounts and notes receivable (net of allowances of $2,946 and $3,252 as of December 31, 2014 and 2015, respectively)	11,599	4,044
Financing receivable (net of allowances of $nil and $3,556 as of December 31, 2014 and 2015, respectively)	6,285	144,457
Prepaid expenses and other current assets	33,235	50,321
Amounts due from related parties	1,001	16,484
Current assets held for sale	20,982	7,471
Total current assets	763,203	403,938
Long-term financing receivable (net of allowances of $nil and $27 as of December 31, 2014 and 2015, respectively)	-	15,273
Property and equipment, net	41,848	33,289
Long-term investments	319,656	810,990
Other non-current assets	21,691	2,313
Non-current assets held for sale	2,755	2,030
TOTAL ASSETS	$1,149,153	$1,267,833
LIABILITIES AND EQUITY

Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Renren Inc. of $4,025 and $4,914 as of December 31, 2014 and 2015, respectively)	$4,127	$5,031
Short-term debt (including short-term debt of the consolidated VIEs without recourse to Renren Inc. of $nil and $6,919 as of December 31, 2014 and 2015, respectively)	-	106,919
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Renren Inc. of $14,131 and $13,762 as of December 31, 2014 and 2015, respectively)	21,961	29,731
Payable to investors (including payable to investors of the consolidated VIEs without recourse to Renren Inc. of $nil and $46,219 as of December 31, 2014 and 2015, respectively)	-	48,893
Amounts due to related parties (including amount due to a related party of the consolidated VIEs without recourse to Renren Inc. of $37 and $36 as of December 31, 2014 and 2015, respectively)	37	36
Deferred revenue and advance from customers (including deferred revenue and advance from customers of the consolidated VIEs without recourse to Renren Inc. of $3,493 and $3,670 as of December 31, 2014 and 2015, respectively)	3,749	3,885
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Renren Inc. of $3,153 and $5,652 as of December 31, 2014 and 2015, respectively)	9,217	6,118

RENREN INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2014	2015

Current liabilities held for sale (including current liabilities held for sale of the consolidated VIEs without recourse to Renren Inc. of $6,341 and $7,729 as of December 31, 2014 and 2015, respectively)	6,953	8,138
Total current liabilities	46,044	208,751

Long-term liabilities:
Long-term debt (including long-term debt of the Consolidated VIE’s without recourse to Renren Inc. $nil and $nil as of December 31, 2014 and 2015, respectively)	-	122,072
Other non-current liabilities (including other non-current liabilities of the Consolidated VIE’s without recourse to Renren Inc. of $nil and $nil as of December 31, 2014 and 2015, respectively)	730	7,622
Total non-current liabilities	730	129,694
TOTAL LIABILITIES	$46,774	$338,445

Commitments and contingency (Note 21)

Equity:
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized, 720,040,971 and 714,365,091 shares issued and outstanding as of December 31, 2014 and 2015, respectively	$720	$714
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 305,388,450 and 305,388,450 shares issued and outstanding as of December 31, 2014 and 2015, respectively	305	305
Additional paid-in capital	1,224,393	1,243,083
Accumulated deficit	(137,266)	(357,394)
Statutory reserves	6,712	6,712
Accumulated other comprehensive income	7,774	37,124
Total Renren Inc. shareholders’ equity	1,102,638	930,544
Noncontrolling interest	(259)	(1,156)
Total equity	1,102,379	929,388
TOTAL LIABILITIES AND EQUITY	$1,149,153	$1,267,833

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2013	2014	2015

Net revenues:
Advertising and IVAS	64,050	46,641	32,507
Financing income	-	27	8,604
Total net revenues	64,050	46,668	41,111
Cost of revenues	32,970	34,663	36,720
Gross profit	31,080	12,005	4,391
Operating expenses:
Selling and marketing	43,166	34,593	30,502
Research and development	54,716	42,697	32,392
General and administrative	38,021	48,764	46,803
Impairment of goodwill	-	46,864	-
Total operating expenses	135,903	172,918	109,697
Loss from operations	104,823	160,913	105,306
Other income (expenses)	979	(1,352)	(6,884)
Exchange gain (loss) on offshore bank accounts	1,476	(2,277)	(174)
Interest income	12,769	12,569	2,190
Interest expense	-	-	(2,041)
Realized gain (loss) on short-term investments	56,022	139,265	(98,112)
Impairment of short-term investments	(2,098)	-	-
Impairment of equity method investments	(23,025)	-	(4,258)
Loss before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of tax	(58,700)	(12,708)	(214,585)
Income tax benefit (expense)	3,959	(6,517)	(3,124)
Loss before earnings (loss) in equity method investments and noncontrolling interest, net of tax	(54,741)	(19,225)	(217,709)
Earnings (loss) in equity method investments, net of tax	20,317	49,015	(5,468)
(Loss) income from continuing operations	(34,424)	29,790	(223,177)

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2013	2014	2015

Discontinued operations:
(Loss) income from the operations of discontinued operations, net of tax (benefits) expenses of $(3,494), $(321) and $944 for the years ended December 31, 2013, 2014 and 2015, respectively	(34,600)	(27,194)	1,520
Gain on deconsolidation of the subsidiaries, net of tax of $nil for the years ended December 31, 2013, 2014 and 2015, respectively	132,665	489	-
Gain on disposal of equity method investment, net of tax expenses of $nil, $6,027 and $nil for the years ended December 31, 2013, 2014 and 2015, respectively	-	56,993	-
Income from discontinued operations, net of tax (benefits) expenses of $(3,494), $5,706 and $944 for the years ended
December 31, 2013, 2014 and 2015, respectively	98,065	30,288	1,520
Net income (loss)	63,641	60,078	(221,657)
Net loss attributable to the noncontrolling interest	92	382	1,529
Net (loss) income from continuing operations attributable to Renren Inc.	(34,332)	30,172	(221,648)
Net income from discontinued operations attributable to Renren Inc.	98,065	30,288	1,520
Net income (loss) attributable to Renren Inc.	$63,733	$60,460	$(220,128)

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2013	2014	2015

Net (loss) income per share:
Net (loss) income per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.03)	$0.03	$(0.22)
Diluted	$(0.03)	$0.03	$(0.22)
Net income per share from discontinued operations attributable to Renren Inc. shareholders
Basic	$0.09	$0.03	$0.00
Diluted	$0.09	$0.03	$0.00
Net income (loss) per share attributable to Renren Inc. shareholders:
Basic	$0.06	$0.06	$(0.22)
Diluted	$0.06	$0.06	$(0.22)
Weighted average number of shares used in calculating net (loss) income per share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,118,091,879	1,059,446,436	1,019,378,556
Diluted	1,118,091,879	1,067,631,709	1,019,378,556
Weighted average number of shares used in calculating net income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,118,091,879	1,059,446,436	1,019,378,556
Diluted	1,130,739,922	1,067,631,709	1,027,236,202

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2013	2014	2015

Net income (loss)	$63,641	$60,078	(221,657)
Other comprehensive income (loss), net of tax:
Foreign currency translation	4,805	(5,039)	(7,777)
Net unrealized gain on available-for-sale investments, net of tax of $nil for the years ended December 31, 2013, 2014 and 2015, respectively	183,932	13,223	40,695
Transfer to statements of operations of realized gain on available-for-sale securities, net of tax of $nil for the years ended December 31, 2013, 2014 and 2015, respectively	(55,768)	(175,191)	(3,568)
Transfer to statements of operations as a result of other-than-temporary impairment of short-term investments, net of tax of $nil	2,098	-	-
Other comprehensive income (loss)	135,067	(167,007)	29,350
Comprehensive income (loss)	198,708	(106,929)	(192,307)
Less: Comprehensive loss attributable to noncontrolling interest	92	382	1,529
Comprehensive income (loss) attributable to Renren Inc.	$198,800	$(106,547)	$(190,778)

See the accompanying notes to consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of US dollars, except share data and per share data, or otherwise noted)

											Accumulated	Total
							Additional				other	Renren	Non-
	Class A		Class B				paid-in	Subscription	Accumulated	Statutory	comprehensive	Inc.’s	controlling	Total
	ordinary shares		ordinary shares		Treasury shares		capital	receivable	deficit	reserves	income	equity	interest	equity
	Shares	Amount	Shares	Amount	Shares	Amount

Balance at January 1, 2013	729,848,742	$730	402,680,117	$403	-	-	$1,319,044	$(229)	$(261,459)	$6,712	$39,714	$1,104,915	$215	$1,105,130
Stock-based compensation	-	-	-	-	-	-	16,138	-	-	-	-	16,138	-	16,138
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	135,067	135,067	-	135,067
Net income	-	-	-	-	-	-	-	-	63,733	-	-	63,733	(92)	63,641
Exercise of share option and restricted shares vesting	16,763,199	17	2,708,333	2	-	-	4,013	-	-	-	-	4,032	-	4,032
Repurchase of ordinary shares	(56,635,569)	(57)	-	-	-	-	(55,517)	-	-	-	-	(55,574)	-	(55,574)
Transfer Class B shares to Class A shares	100,000,000	100	(100,000,000)	(100)	-	-	-	-	-	-	-	-	-	-
Bad debt provision of share subscription receivables	-	-	-	-	-	-	-	229	-	-	-	229	-	229
Receipt of repayment from shareholder	-	-	-	-	-	-	1,605	-	-	-	-	1,605	-	1,605
Balance at December 31, 2013	789,976,372	$790	305,388,450	$305	-	-	$1,285,283	-	$(197,726)	$6,712	$174,781	$1,270,145	$123	$1,270,268
Stock-based compensation	-	-	-	-	-	-	23,604	-	-	-	-	23,604	-	23,604
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(167,007)	(167,007)	-	(167,007)
Net income	-	-	-	-	-	-	-	-	60,460	-		60,460	(382)	60,078
Exercise of share option and restricted shares vesting	10,792,736	11	-	-	-	-	2,748	-	-	-	-	2,759	-	2,759
Repurchase of ordinary shares	(80,728,137)	(81)	-	-	-	-	(87,242)	-	-	-	-	(87,323)	-	(87,323)
Balance at December 31, 2014	720,040,971	$720	305,388,450	$305	-	-	$1,224,393	-	$(137,266)	$6,712	$7,774	$1,102,638	$(259)	$1,102,379
Stock-based compensation	-	-	-	-	-	-	28,241	-	-	-	-	28,241	-	28,241
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	29,350	29,350	-	29,350
Net income	-	-	-	-	-	-	-	-	(220,128)	-	-	(220,128)	(1,529)	(221,657)
Exercise of share option and restricted shares vesting	5,236,230	5	-	-	-	-	1,362	-	-	-	-	1,367	-	1,367
Repurchase of ordinary shares	(10,912,110)	(11)	-	-	-	-	(10,281)	-	-	-	-	(10,292)	-	(10,292)
Purchase of noncontrolling interest in Jiehun China	-	-	-	-	-	-	119	-	-	-	-	119	(119)	-
Decrease in equity interest of Wanmen	-	-	-	-	-	-	(751)	-	-	-	-	(751)	751	-
Balance at December 31, 2015	714,365,091	$714	305,388,450	$305	-	-	$1,243,083	-	$(357,394)	$6,712	$37,124	$930,544	$(1,156)	$929,388

The accompanying notes are integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2013	2014	2015
Cash flows from operating activities:
Net income (loss)	$63,641	$60,078	(221,657)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation expense	16,138	21,649	28,241
Gain on deconsolidation of subsidiaries	(132,665)	(489)	-
(Gain) loss on disposal of equity method investment	-	(56,993)	1,924
Depreciation and amortization	19,188	18,488	8,935
Exchange (gain) loss on offshore accounts	(1,476)	2,277	174
Impairment on intangible assets	208	15,461	-
Impairment on equity method investments	23,025	-	4,258
Impairment on short-term investments	2,098	-	-
Impairment on goodwill	-	46,864	-
Impairment on long lived assets	90	-	-
Provision for doubtful accounts-accounts receivable	813	2,090	788
Provision for doubtful accounts- others	627	305	836
Provision for financing receivable losses	-	-	3,665
(Gain) loss on disposal of equipment	(86)	1,797	(988)
(Gain) loss on short-term investments and fair value change of derivatives	(56,022)	(139,265)	98,112
(Earnings) loss in equity method investments	(20,317)	(49,015)	3,019
Fair value change of put option	-	-	6,270

Changes in operating assets and liabilities:
Accounts and notes receivable	1,631	(6,480)	7,613
Financing income receivable	-	-	(217)
Prepaid expenses and other current assets	(19,625)	(9,740)	(22,788)
Other non-current assets	(488)	3,164	19,313
Intercompany loan to Qianjun Technology (see Note 4.3)	-	21,831	-
Accounts payable	2,213	762	1,266
Amounts due from/to related parties	13,063	61,404	1,260
Accrued expenses and other current liabilities	3,861	(6,509)	1,090
Interest payable to investors	-	-	870
Other non-current liabilities	-	-	966
Deferred revenue and advance from customers	(848)	(1,195)	397
Other non-current liabilities	156	(152)	-
Income tax payable	1,054	1,614	(2,624)
Deferred income taxes	(8,472)	4,576	-
Profit distribution received from Japan Macro	19,158	63,917	9,235
Net cash (used in) provided by operating activities	(73,035)	56,439	(50,042)
Cash flows from investing activities:
Restricted cash	-	-	(22,532)
Decrease (increase) in term deposits	58,235	(3,414)	493,471
Proceeds from financing receivable	-	-	126,535
Payments to provide financing receivable	-	-	(289,041)
Proceeds from sale of trading securities	-	-	63,822
Proceeds from sale of available-for-sale securities	118,958	415,528	62,704
Proceeds from sale of derivative financial instruments	959	80,861	2,580
Proceeds from principal return on Series 2012-A Senior Secured Sofi Loan Notes	1,353	1,370	984
Proceeds from sale of subsidiary, net of $168 cash disposed of	-	3,001	-
Proceeds from sale of equity method investment	-	46,484	94
Proceeds from capital withdrawal from equity method investees	-	74,721	60,279
Dividend received from trading securities	-	-	19

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2013	2014	2015

Dividend received from available-for-sale securities	-	1,050	157
Purchase of trading securities	-	-	(67,986)
Purchase of available-for-sale securities	(88,681)	(129,407)	(29,833)
Purchase of derivative financial instruments	(1,999)	(118,470)	(101,409)
Purchase of equity method investments, call option and warrant	(20,000)	(161,271)	(225,885)
Purchase of cost method investment	(116)	(26,969)	(179,262)
Purchase of long-term available-for-sale investments	-	(56,492)	(132,957)
Proceeds from disposal of equipment	338	386	1,084
Purchases of equipment and property	(29,077)	(8,028)	(806)
Purchases of intangible assets	(1,349)	(1,574)	(386)
Cash disposed of from deconsolidation of subsidiaries	(18,637)	-	-
Cash consideration received from disposition of Qingting	81	-	-
Loan to noncontrolling shareholder	-	-	(1,930)
Loan to related party	-	-	(4,775)
Proceeds from repayment of related party loan	-	-	4,775
Loans to third parties	-	(8,561)	(21,898)
Proceeds from repayment of third party loans	-	-	13,212
Net cash provided by (used in) investing activities	20,065	109,215	(248,984)
Cash flows from financing activities:
Repurchase of ordinary shares	(55,575)	(76,462)	(10,292)
Deposits for share repurchase	(10,860)	-	-
Proceeds from exercise of share options	2,913	2,514	1,231
Contribution from nominee shareholders of Jiexi Haohe	1,605	-	-
Proceeds from the issuance of promissory note issued to Nuomi Inc.	60,884	-	-
Repayment of promissory note issued to Nuomi Inc.	-	(60,884)	-
Proceeds from investors	-	-	174,543
Payments to investors	-	-	(125,001)
Proceeds from short-term borrowings	-	-	107,134
Proceeds from long term borrowings	-	-	130,885
Restricted cash for short-term borrowing	-	-	(100,000)
Capital injection by noncontrolling shareholder	-	-	1,930
Net cash (used in) provided by financing activities	(1,033)	(134,832)	180,430
Net (decrease) increase in cash and cash equivalents	(54,003)	30,822	(118,596)
Cash and cash equivalents at beginning of year	207,438	154,308	183,025
Effect of exchange rate changes	873	(2,105)	(3,592)
Cash and cash equivalents at end of year	$154,308	$183,025	$60,837
Supplemental schedule of cash flows information:
Interest paid	-	-	$2,793
Income taxes paid	$11	$11	$6,744
Schedule of non-cash activities:
Payable for acquisition of property, plant and equipments included in accrued expenses and other liabilities	$319	-	$43
Acquisition of property, plant and equipments and other intangible assets through utilization of deposits	$15,246	$1,514	-
Repurchase of ordinary shares through utilization of deposits	-	$10,860	-

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Renren Inc. (the “Company”) was incorporated in the Cayman Islands. Through its social networking internet platform, the Company, its consolidated subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) were primarily engaged in the operation of its social networking internet platform (“SNS”) through which it provides online advertising services and internet value-added services (“IVAS”) as well as the operation of financial services platforms to provide internet finance services.

During 2013 and 2014, the Company discontinued its social commerce services and online advertising services generated from its online social video platform through its deconsolidation of Nuomi holdings Inc. (“Nuomi Inc.”) and Guanzhou Qianjun Internet Technology Co., Ltd. (“Qianjun Technology”). As a result, the operations of Nuomi Inc. and Quinjun Technology were treated as discontinued operations during the years ended December 31, 2013 and 2014 (see Note 4).

Additionally, during 2015, the Company reached a resolution to dispose of its online gaming business (“Online Gaming”), which was subsequently sold in March 2016. The disposal of Online Gaming represents a strategic shift and has a major effect on the Company’s result of operations. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the Online Gaming entities have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2014 and 2015, consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2013, 2014 and 2015 have been adjusted to reflect this change.

Beginning with the fourth quarter of 2014, the Company launched Renren Fenqi platform (“Renren Fenqi”), a financial service platform which provides financing to college students in China for making purchases on e-commerce platforms. From the first quarter of 2015, the Company started to provide credit financing to used automobile dealers and apartment rental financing to individuals and apartment agents. Additionally, during 2015, the Company also launched the Renren Licai platform (“Renren Licai”), a platform through which the Company identifies individual investors and transfers the creditors’ rights arising from aforementioned financing to individual investors.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2015, Renren Inc.’s subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Later of date	Percentage of
	of incorporation	Place of	legal ownership
Name of Subsidiaries	or acquisition	incorporation	by Renren Inc.	Principal activities

Subsidiaries:
CIAC/ChinaInterActiveCorp (“CIAC”)	August 5, 2005	Cayman Islands	100%	Investment holding
Renren Wealth Inc.	March 7, 2011	Cayman Islands	100%	Investment holding
Link224 Inc.	May 31, 2011	Cayman Islands	100%	Investment holding
Renren Lianhe Holdings	September 2, 2011	Cayman Islands	100%	Investment holding
Wole Inc.	October 27, 2011	Cayman Islands	100%	Investment holding
JiehunChina Inc. (“JiehunChina”)	June 14, 2011	Cayman Islands	100%	Investment holding
Renren Giant Way Limited (“Renren Giant Way”)	May 17, 2012	Hong Kong	100%	Investment holding
Renren Finance, Inc.	December 15, 2014	Cayman Islands	100%	Investment holding
Renren Gongying Inc..	October 2, 2015	Cayman Islands	100%	Investment holding
Funall Technology Inc.	January 5, 2011	Cayman Islands	100%	Investment holding
Xin Ditu Holdings	September 7, 2011	Cayman Islands	100%	Investment holding
Renren Study Inc.	April 5, 2012	Cayman Islands	100%	Investment holding
Jingwei Inc. Limited	July 16, 2012	Cayman Islands	100%	Investment holding
Happy Link Corporation Limited	May 7, 2011	Hong Kong	100%	Investment holding
Renren Game HongKong Limited (“Game HK”)	March 8, 2012	Hong Kong	100%	Investment holding
Jupiter Way Limited (“Jupiter Way”).	July 16, 2012	Hong Kong	100%	Investment holding
Renren Game Japan Inc.	August 22, 2011	Japan	100%	Online games
Renren Game Korea Co., Ltd	September 30, 2011	Korea	100%	Online games
Funall Technology Development (Taiwan) Co., Ltd.	September 6. 2010	Taiwan	100%	Online games
Renren Game USA Inc. (“Game USA”)	March 8, 2012	USA	100%	Online games
Appsurdity Inc.	September 7, 2012	USA	100%	Internet business
Qianxiang Shiji Technology Development (Beijing) Co., Ltd. (“Qianxiang Shiji”)	March 21, 2005	PRC	100%	Investment holding
Beijing Woxiu Information Technology Co. Ltd. (“Beijing Woxiu”)	October 27, 2011	PRC	100%	Investment holding
Renren Game Network Technology Development (Shanghai) Co., Ltd. (“Renren Network”)	November 30, 2012	PRC	100%	Investment holding
Beijing Jiexun Shiji Technology Development Co., Ltd. (“Jiexun Shiji”)	April 26, 2012	PRC	100%	Investment holding
Renren Huijin (Tianjin) Technology Co., Ltd. (“Huijin”)	October 10, 2012	PRC	100%	Investment holding
Joy Interactive (Beijing) Technology Development Co., Ltd.	April 24, 2013	PRC	100%	Online games
Beijing Jingwei Sinan Information Technology Co., Ltd. (“Jingwei Sinan”)	May 22, 2014	PRC	100%	Investment holding
Shanghai Renren Financial Rental Co., Ltd	May 25, 2015	PRC	100%	Internet business

Variable Interest Entities:
Beijing Qianxiang Tiancheng Technology Development Co., Ltd. (“Qianxiang Tiancheng”)	October 28, 2002	PRC	N/A	IVAS business
Shanghai Renren Games Technology Development Co., Ltd. (“Renren Games”).	November 15, 2012	PRC	N/A	Online games
Jiexun Pinghe(Beijing) Technology Development Co.,Ltd. (“Jiexun Pinghe”)	February 5, 2013	PRC	N/A	IVAS business
Beijing Jingwei Zhihui Information Technology Co., Ltd. (“Jingwei Zhihui”)	March 19, 2014	PRC	N/A	Internet business
Guangzhou Xiuxuan Brokers Co., Ltd.	September 22, 2014	PRC	N/A	IVAS business
Beijing Renren Financial Services Investment Management Co., Ltd	May 20, 2015	PRC	N/A	Internet business
Shanghai Wangjing Investment Management Co., Ltd	April 20, 2015	PRC	N/A	Internet business

Subsidiaries of Variable Interest Entities:
Beijing Qianxiang Wangjing Technology Development Co., Ltd. (“Qianxiang Wangjing”)	November 11, 2008	PRC	N/A	Internet business
Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd. (“Shanghai Changda”)	October 25, 2010	PRC	N/A	Internet business
Beijing Wole Shijie Information Technology Co., Ltd. (“Wole Shijie”)	October 27, 2011	PRC	N/A	Technology development and service
Suzhou Sijifeng Internet Information Technology Development Co., Ltd.	March 22, 2012	PRC	N/A	Online games
Beijing Qilin Wings Technology Development Co., Ltd..	January 16, 2013	PRC	N/A	Internet business
Tianjin Joy Interactive Technology Development Co., Ltd..	March 29, 2013	PRC	N/A	Online games
Beijing Wanmen Education Technology Co., Ltd (“Wanmen”)	May 19, 2014	PRC	N/A	Internet business
Beijing Zhenzhong Interactive Information Technology Co., Ltd	December 23, 2014	PRC	N/A	Internet business
Beijing Renren Quxue Technology Development Co., Ltd	August 28, 2015	PRC	N/A	Inactive
Shanghai Wangjing Factoring Co., Ltd	July 28, 2015	PRC	N/A	Factoring business
Renren Huyu (Hong Kong) Limited,	November 19, 2015	Hong Kong	N/A	Online games

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, online advertising services, online game and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, the Company currently conducts substantially all of its businesses through three VIEs and their respective subsidiaries including Qianxiang Tiancheng, Renren Games, and Jingwei Zhihui. Qianxiang Tiancheng is mainly engaged in the provision of online advertising and IVAS. Renren Games is primarily engaged in the provision of online gaming. Jingwei Zhihui is primarily engaged in the provision of internet finance services.

Qianxiang Shiji, a wholly owned subsidiary of CIAC (“WFOE”), Renren Network, a wholly owned subsidiary of Game HK (“WFOE”), and Jingwei Sinan, a wholly owned subsidiary of Jupiter Way (“WFOE”), entered into a series of contractual arrangements with the VIEs that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIEs, the Company believes the Company’s rights under the terms of the exclusive option agreement and power of attorney are substantive given the substantive participating rights held by SB Pan Pacific Corporation as it relates to operating matters, which provide it with a substantive kick out right.

More specifically, the Company believes the terms of the contractual agreements are valid, binding and enforceable under PRC laws and regulations currently in effect. In particular the Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the exclusive option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive option agreement. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the exclusive option agreement, for which the consent from Mr. Joe Chen, who holds the most voting interests in the Company and is also the Company’s chairman and CEO, is not required. The Company’s rights under the exclusive option agreement give the Company the power to control the shareholders of the VIEs and thus the power to direct the activities that most significantly impact VIEs’ economic performance. In addition, the Company’s rights under the powers of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew service agreements and pay service fees to the Company. By charging service fees at the sole discretion of the Company, and by ensuring that service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIEs.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The VIEs hold the requisite licenses and permits necessary to conduct the Company’s business under the current business arrangements.

The contractual agreements below provide the Company with the power to direct the activities that most significantly affect the economic performance of the VIEs and enable the Company to receive substantially all of economic benefits and absorb the losses of the VIEs.

(1)	Power of Attorney: WFOEs hold irrevocable power of attorney executed by the legal owners of the VIEs to exercise their voting rights on, including but not limited to dividend declaration, all matters at meetings of the legal owners of the VIEs and through such power of attorney has the right to control the operations of the VIEs. The power of attorney for Qianxiang Tiancheng will remain in force for ten years until December 22, 2020, and will be automatically renewed upon the extension of the terms of the relevant business operations agreements until the earlier of the following events: (i) nominee loses his/her position in WFOEs or WFOEs issue a written notice to dismiss or replace nominee; and (ii) the business operations agreements among WFOEs, VIEs and VIEs’ shareholders terminate or expire. The power of attorney for Renren Games became effective on November 30, 2012 and will remain effective as long as Renren Games exist. Neither of the shareholders of Renren Games has the right to terminate or revoke the power of attorney without the prior written consent of Renren Network. The power of attorney for Jingwei Zhihui became effective on May 22, 2014 and will remain effective as long as Jingwei Zhihui exist. Neither of the shareholders of Jingwei Zhihui has the right to terminate or revoke the power of attorney without the prior written consent of Jingwei Sinan.

(2)	Business Operations Agreement: The business operations agreements specifically and explicitly grant WFOEs the principal operating decision making rights, such as appointment of the directors and executive management, of the VIEs.

The terms of the business operations agreements are ten years and will be extended automatically for another ten years unless WFOEs provide a 30-day advance written notice to VIEs and to each of VIEs’ shareholders requesting not to extend the term three months prior to the expiration dates of December 22, 2020, November 29, 2022, and May 21, 2024, respectively. Neither VIEs nor any of VIEs’ shareholders may terminate the agreements during the terms or the extensions of the terms.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The spouse of each of the shareholders of Jingwei Zhihui has acknowledged that certain equity interests of Jingwei Zhihui, held by and registered in the name of his/her spouse will be disposed of pursuant to the loan agreement, equity option agreement and equity interest pledge agreement of which they are respectively a party, and they will not take any action to interfere with such arrangement, including claiming that such equity interests constitute property or communal property between his/her spouse and himself/herself.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The term of each of agreement is ten years and will be extended automatically for another ten years unless terminated by the WFOEs. The WFOEs can terminate the agreement at any time by providing a 30-day prior written notice. VIEs are not permitted to terminate the agreements prior to the expiration of the terms by December 22, 2020, November 29, 2022 and May 21, 2024, respectively, unless the WFOEs fail to comply with any of its obligations under this agreement and such breach makes the WFOEs unable to continue to perform this agreement.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Risks in relation to the VIE structure

The Company and the Company’s legal counsel believe that Qianxiang Shiji’s, Renren Network’s, and Jingwei Sinan’s contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The Company’s ability to conduct its business including online advertising, online gaming (discontinued after the Company’s resolution to dispose of Online Gaming in 2015), online talent show, other internet value added services, social commerce services (discontinued after the Company’s deconsolidation of Nuomi Inc. in October 2013), and internet finance services may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs and the VIEs’ subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and the VIEs’ subsidiaries and shareholders, and it may lose the ability to receive economic benefits from the VIEs and the VIEs’ subsidiaries.

Certain shareholders of the VIEs are also shareholders of the Company. The interests of the shareholders of the VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as beneficial owners and directors of the VIEs. The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of the VIEs as beneficial shareholders of the VIEs should they act to the detriment of the Company. The Company relies on the current shareholders of VIEs whom also are directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of Cayman Islands and act in the best interest of the Company or that conflicts will be resolved in the Company’s favor. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s ability to control the VIEs also depends on the power of attorney that Qianxiang Shiji, Renren Network and Jingwei Sinan have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements after elimination of intercompany balances and transactions between the offshore companies, WFOEs, VIEs and VIEs’ subsidiaries. As of December 31, 2014 and 2015, the balance of the amount payable by the VIEs and their subsidiaries to the WFOEs related to the service fees were $2,264 and $172, respectively and was eliminated upon consolidation.

	As of December 31,
	2014	2015

Cash and cash equivalents	$16,870	$15,359
Term deposits	16,117	-
Short-term investments	-	2,748
Accounts and notes receivable, net	11,580	4,044
Financing receivable, net	6,285	72,619
Prepaid expenses and other current assets	13,108	22,932
Amounts due from related parties	494	425
Current assets held for sale	15,687	3,917
Total current assets	80,141	122,044
Long-term financing receivable, net	-	15,273
Property and equipment, net	6,471	2,327
Long-term investments	2,460	18,852
Other non-current assets	2,174	1,195
Non-current assets held for sale	1,282	1,888
Total non-current assets	12,387	39,535
Total assets	$92,528	$161,579
Accounts payable	$4,025	$4,914
Short-term debt	-	6,919
Accrued expenses and other current liabilities	14,131	13,762
Payable to investors	-	46,219
Amounts due to related parties	37	36
Deferred revenue and advance from customers	3,493	3,670
Income tax payable	3,153	5,652
Current liabilities held for sale	6,341	7,729
Total current liabilities	31,180	88,901
Total liabilities	$31,180	$88,901

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	Years ended December 31,
	2013	2014	2015

Net revenue	$63,284	$46,012	$39,017
Loss from continuing operations	$(64,329)	$(66,467)	$(68,991)
(Loss) income from discontinued operations	$(26,824)	$(26,025)	$4,302

	Years ended December 31,
	2013	2014	2015

Net cash provided by operating activities	$11,820	$24,502	$34,652
Net cash used in investing activities	$(7,457)	$(20,696)	$(102,061)
Net cash provided by financing activities	$8,133	-	$55,928

The VIEs contributed an aggregate of 98.8%, 98.6% and 94.9% of the consolidated net revenues for the years ended December 31, 2013, 2014 and 2015, respectively. As of the fiscal years ended December 31, 2014 and 2015, the VIEs accounted for an aggregate of 8.1% and 12.7%, respectively, of the consolidated total assets, and 66.7% and 26.3%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents and term deposits in offshore accounts, short-term investments, financing receivable and long-term investments.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements – continued

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 23 for disclosure of restricted net assets.

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's consolidated financial statements include, but are not limited to, revenue recognition, allowance for financing receivable, allowance for doubtful accounts, share-based compensation, deferred tax valuation allowance, income taxes, impairment of goodwill and indefinite-lived intangible assets, fair value of derivative financial instruments and long-term available-for-sale investments, and impairment of long-term and short-term investments.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand.

Term deposits

Term deposits are classified as held-to-maturity investments and carried at amortized cost. The term deposits mature within one year and are subject to penalty for early redemption before their maturity.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Restricted cash

Restricted cash consists of (i) the cash deposit used to secure debt borrowings of the Company which is expected to be released in accordance with the debt agreement, and (ii) cash received from the short-term debt that is restricted as to withdrawal and usage until the maturity of the short-term debt (see Note 12).

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Investments

(1)	Short-term investments

The Company’s short-term investments comprise of marketable securities which are classified as trading and available-for-sale, and derivative financial instruments that are regarded as assets. The trading investments are reported at fair values with the changes in fair values of those investments recognized as gain or loss. The available-for-sale investments are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income in equity. The Company’s derivative financial instruments are measured at fair value. The changes in fair values of those derivative instruments are recognized as gain or loss if such derivative instruments are not qualified for hedge accounting.

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

Equity method investments

Equity investment in common stock or in-substance common stock of an entity where the Company can exercise significant influence, but not control, is accounted for using the equity method. An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Warrants and call options

Warrants and call options represent the financial instruments purchased by the Company to acquire additional equity interest if the counterparty fulfilled certain conditions during certain period of time. Such warrants and purchased call options are recorded at fair value at the acquisition date and carried at cost less impairment.

Cost method investments

For equity investments in an investee that are not considered debt securities or equity securities that have readily determinable fair values and over which the Company neither has significant influence nor control, the Company carries the investment at cost and recognizes income as any dividends declared from distribution of investee’s earnings. The Company reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Investments - continued

(2)	Long-term investments - continued

Held-to-Maturity investment

Held-to-maturity investment consists of debt securities that the Company purchased from SoFi Lending Corp., which will mature on July 3, 2032 and has a fixed annual interest rate of 4%. The Company has the positive intent and ability to hold the securities to maturity. The Company’s held-to-maturity investment is classified as long-term investments on the consolidated balance sheets based on their contractual maturity dates and are stated at their amortized costs.

Available-for-sale investment

The Company’s investments in convertible redeemable preferred shares and convertible debt are classified as available-for-sale investments which are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income.

Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable represents those receivables derived in the ordinary course of business from continuing operations which mainly consists of online advertising services and IVAS. Notes receivables are bank accepted drafts related to trade receivables of advertising revenue with a maturity less than six months. An allowance for doubtful accounts is provided based on aging analyses of accounts receivable balances, historical bad debt rates, repayment patterns and customer credit worthiness. No allowance is recorded for notes receivables as such balance are secured by the acceptance of the bank.

Financing receivable

Financing receivable represents receivables derived from the internet finance business. Financing receivable is recorded at amortized cost, reduced by a valuation allowance estimated as of the balance sheet dates. The amortized cost of a financing receivable is equal to the unpaid principal balance, plus net deferred origination costs. Net deferred origination costs are comprised of certain direct origination costs, net of origination fees received. Origination fees include fees charged to the individuals or companies that increase the financing’s effective yield. Direct origination costs in excess of origination fees received are included in the financing receivable and amortized over the financing term using the effective interest method. Financing origination costs are limited to direct costs attributable to originating the financing, including commissions and personnel costs directly related to the time spent by those individuals performing activities related to the origination.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financing receivable - continued

Due to limitations imposed by PRC laws and regulations, the Company appointed a senior management member (the “Intermediary”) to act as an intermediary to facilitate certain financing services for its internet finance business (the “Intermediary Business Model”). Under the Intermediary Business Model, each individual or company is arranged to sign the financing agreement with the Intermediary. The Company provides funds to the Intermediary to finance the individuals or companies in accordance with the financing agreement. Immediately upon signing a financing agreement with an individual or a company, the Intermediary then transfers all of the creditor’s rights arising from the financing agreement to the Company. Additionally, once investors are identified by the Company on Renren Licai, the Company transfers the underlying creditor’s rights to the investors through the Intermediary. The Company, through the Intermediary, agrees to repurchase the creditor's rights from the investors prior to or upon the maturity of the investment period therefore acting as a principal in the transaction.

Under the Intermediary Business Model, the Intermediary is acting as an agent for the Company. As noted above, the funds provided to the individuals and companies are obtained from the Company who further agrees to take all the risk arising from the potential breaches of agreement by the individuals or the companies receiving financing. Additionally, the Intermediary’s role is restricted to sign agreements with individuals and companies receiving financing, and investors and the Intermediary has no obligation to make any repayment to the investors once the creditors’ rights are transferred. As such, the Intermediary never puts his own funds at risk and bears no risk in the arrangement and is considered an agent.

Allowance for financing receivable

An allowance for financing receivable is established through periodic charges to the provision for financing receivable losses when the Company believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are recorded as credits against the allowance. The Company evaluates the creditworthiness of its portfolio based on a pooled basis due to the composition of homogeneous financing with similar size and general credit risk characteristics for similar financing businesses. The Company considers the credit worthiness of the individuals and the companies receiving financing, aging of the outstanding financing receivable and other specific circumstances related to the financing when determining the allowance for financing receivable. The allowance is subjective as it requires material estimates including such factors as known and inherent risks in the financing portfolio, adverse situation that may affect the ability of the individuals and the companies receiving financing to repay and current economic conditions. Recovery of the carrying value of financing receivable is dependent to a great extent on conditions that are beyond the Company’s control.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Nonaccrual financing receivable

Financing income is calculated based on the contractual rate of the financing and recorded as financing income over the life of the financing using the effective interest method. Financing receivables are placed on non-accrual status upon reaching 90 days past due for these arising from financing for installment sales and apartment rental financing, or when reasonable doubt exists as to the full, timely collection of the financing receivable. When a financing receivable is placed on non-accrual status, the Company stops accruing financing income. Financing receivable is returned to accrual status if the related individual or company has performed in accordance with the contractual terms for a reasonable period of time and, in the Company’s judgment, will continue to make period principal and financing income payments as scheduled.

Transfer of financial instruments

Sales and transfers of financial instruments are accounted under authoritative guidance for the transfers and servicing of financial assets and extinguishment of liabilities.

Through Renren Licai, the Company identifies individual investors and transfers creditors’ rights originated from the aforementioned financing services to the individual investors. The Company further offers different investment periods to investors ranging from 3 to 12 months with various annual interest rates while those credit rights are held by the investors. The term of the sales require the Company to repurchase those creditors’ rights from investors prior to or upon the maturity of the investment period. As a result, the sales of those creditors’ rights are not accounted for as a sale and remain on the consolidated balance sheet and are recorded as payable to investors in the Company’s consolidated balance sheet.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Intangible assets with indefinite lives

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of the fair values of assets and their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. For the years ended December 31, 2013, 2014 and 2015, the Company recorded impairment loss for indefinite-lived intangible assets from discontinued operations of $nil, $13,658 and $nil, and from continuing operations of $nil, $nil and $nil respectively.

Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization. Depreciation and amortization is computed using the straight-line method.

The Company evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Company measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future undiscounted cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. For the years ended December 31, 2013, 2014 and 2015, the Company recorded impairment loss for intangible assets with definite life from discontinued operations of $208, $1,496 and $nil, and from continuing operations of $nil, $307 and $nil, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The Company performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. In estimating the fair value of each reporting unit the Company estimates the future cash flows of each reporting unit, the Company has taken into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information. The Company recorded $nil, $46,864 and $nil impairment charges of goodwill for the years ended December 31, 2013, 2014 and 2015, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Online talent show revenue (“Woxiu”)

“Woxiu,” which translates into “a show of your own” in Chinese, is a virtual stage the Company initially offers at 56.com platform and then at Renren platform after the completion of the disposition of 56.com (see Note 4.3), where grassroots musicians and performers can live-stream their performances and share with viewers. Fans of the performing user can chat along with the performer and other live audience and purchase consumable virtual items to show support to the performers.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Online talent show revenue (“Woxiu”) - continued

All “Woxiu” live video shows are available free of charge and fans can purchase virtual items or features on the platform with virtual currencies to support their favorite performers. The number of virtual currencies consumed is kept track of by the Company’s operation system and will be deducted from users’ accounts automatically when the virtual currencies are deemed as consumed. Revenue is recognized monthly based on the virtual currencies consumed. The Company pay the performers certain percentage of the amount of virtual currencies consumed. The Company recognize the total revenue on a gross basis, and the commission paid to the performers is recorded as cost of revenues. Similar to online game, the Company calculates the amount of revenues recognized for each unit of virtual currency consumed using moving weighted average method by dividing the total cumulative unrecognized deferred revenues by total unconsumed virtual currency.

Internet finance services

The Company generates revenue from its internet finance services business primarily through financing provided to college students through the form of payment by installments on Renren Fenqi. Additionally, the Company also provides credit financing to used automobile dealers as well as apartment rental financing. The Company records financing income and service fees related to those services over the life of the underlying financing using the effective interest method on unpaid principal amounts. The service fees collected upfront, as well as the direct origination costs for the financing, are deferred and recognized as financing income as an adjustment to the yield on a straight line basis over the life of the portfolio financing.

-Financing for installment sales to college students

The Company provides financing services to college students on installment sales, through which students can purchase products online on Renren Fenqi or from other third-party online merchants through the Renren Fenqi platform and make payments on a monthly basis in 1 to 24 installments. The Company charges fees earned on the financing. For products purchased by students from other third party online merchants, products are sold directly by those merchants. The Company does not purchase inventory and is not responsible to provide any services or warranties to the student once sales are made. The Company is acting as an agent and thus, records the related financing fees ratably over the life of the underlying financing. For products purchased by students from Renren Fenqi, the Company purchases the related goods from suppliers and has determined that it is merely acting as an agent facilitating the transactions between the students and sellers. Specifically, the Company is not responsible for providing any post-sale support to the students and is not able to make any changes to the product. As such, revenue related to the product sales is recorded net of the related cost and the Company records the related financing fees charged to the students ratably over the life of the underlying financing.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

-Used car financing

The Company provides short-term financing service to used car dealers to fund the car dealers’ cash needs for used car purchasing. The financing period is no more than 3 months and is secured by a pledge of the dealers’ used cars with total value exceeding the principal of the financing. The Company charges an upfront service fee as well as financing income on a monthly basis.

-Other financing

The Company provides rental financing service to individuals who are referred by apartment agents and need funding to make a lump sum down payment to the apartment agents for a favorable discount of the rental fee, as well as micro cash financing services to college students to fund their short-term consumption within a period of no more than 6 months. The Company generally charges financing income and service fees on a monthly basis.

In addition to the service fee charged for the above financing services, the Company also receives fees contingent on future events, mainly penalty fee for late repayment of the financing. Those contingent fees were immaterial for all periods presented.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The amount associated with unused virtual currencies, which are without contractual expiration term, is carried as deferred revenues indefinitely as the Company was not able to reasonably estimate the amount of virtual currency which will be ultimately given up by the users.

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

During 2015, the Company reached a resolution to dispose of the Online Gaming which was subsequently sold in March 2016. As such, online gaming revenues is included in discontinued operations for all periods presented (see Note 4.4).

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Cost of revenues

Cost of revenues consists of costs directly related to online advertising and Woxiu revenues as well as costs incurred related to the internet financing operations which mostly include interest expenses paid to investors on Renren Licai as well as provisions for financing receivables losses.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business taxes

The Company’s PRC subsidiaries and VIEs are subject to business taxes at the rate of 3.36% for wireless value added services (“WVAS”) revenue, 5.6% for games revenue and 8.6% for advertising revenue before a pilot value-added tax (“VAT”) reform program was officially launched on January 1, 2012 (“Pilot Program”) by the Chinese State Council. Businesses in the Pilot Program would pay VAT instead of business tax. The Company reports revenue net of business taxes. Business taxes deducted in arriving net revenue during 2013, 2014 and 2015 were $1, $nil and $25, respectively.

Value added taxes

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program (“Pilot Program”), applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” (“Pilot Industries”) in Shanghai and subsequently was expanded to ten other provinces and municipalities between August and December 2012. Since September 1, 2012, certain revenue generated from providing services which were previously subject to business tax became subject to VAT and related surcharges by various Chinese local tax authorities at rates ranging from 6.72% to 6.78%. VAT is also reported as a deduction to revenue when incurred and amounted to $3,610, $2,356 and $1,217 for the years ended December 31, 2013, 2014 and 2015, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other current liabilities on the face of consolidated balance sheet.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2013, 2014 and 2015, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments

Financial instruments include cash and cash equivalents, term deposits, restricted cash, accounts and notes receivable, financing receivable, amounts due from/to related parties, short-term investments, long-term financing receivable, long-term investments, accounts payable, short-term debt, payable to investors, long-term debt, written put option and liability-classified warrant.

The fair value of cash and cash equivalents, term deposits, restricted cash, accounts and notes receivable, amounts due from/to related parties, accounts payables, short-term debt and payable to investors approximate their carrying amounts reported in the consolidated balance sheets due to the short-term maturity of these instruments. The short-term investments, written put option and liability-classified warrant are carried at fair value. The carrying value of financing receivables approximates fair value which was estimated by discounting scheduled cash flows through the estimated maturity with estimated discount rates based on current offering rates of comparable loans with similar terms. The carrying value of long-term debt approximates fair value as its interest rates are at the same level of the current market yield for comparable debts. The cost method investments are carried at carrying value and held-to-maturity investments are carried at amortized cost. It is not practical to estimate the fair value of such investments because of the lack of quoted market price and the inability to estimate fair value without incurring excessive costs.

Research and development expenses

Research and development expenses are primarily incurred for development of new services, features and products for the Company’s SNS, online games, internet finance business as well as further improve the Company’s technology infrastructure to support these businesses. The Company has expensed all research and development costs when incurred.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional and reporting currency of the Company is United States dollar (“US dollar”). The financial records of the Company’s subsidiaries and VIEs located in the PRC, Japan, Taiwan, Hongkong and Korea are maintained in their local currencies, Renminbi (“RMB”), Japanese Yen (“JPY”), New Taiwan Dollar (“TWD”), Hong Kong Dollar (“HKD”) and Korea Won (“KRW”), respectively, which are also the functional currencies of these entities.

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

The Company’s entities with functional currency of RMB, TWD, HKD, KRW and JPY, translate their operating results and financial positions into US dollar, the Company’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the statements of comprehensive (loss) income.

Comprehensive (loss) income

Comprehensive (loss) income includes net income or loss, unrealized gain (loss) on short-term investments, long-term available-for-sale investments and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive (loss) income.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

A change in any of the terms or conditions of share options is accounted for as a modification of stock options. The Company calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounting pronouncements newly adopted

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-08, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued-operations criteria. The new guidance eliminates the second and third criteria of discontinued operation in ASC 205-20-45-1 and instead requires discontinued-operations treatment for disposals of a component or group of components that represents a strategic shift that has or will have a major impact on an entity’s operations or financial results. The ASU also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale. The ASU also requires entities to reclassify assets and liabilities of a discontinued operation for all comparative periods presented in the statement of financial position and require entities to disclose additional information in the statement of cash flow related to discontinued operations.

The ASU is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted. The Company adopted this ASU on January 1, 2015 and the effects of the pronouncement have been reflected in the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-06, which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this ASU is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. For public business entities, the amendments in this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. An entity should apply the amendments in this ASU on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company early adopted this guidance and assessed its embedded call and put options in its debt obligations in accordance with the four-step decision sequence.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract (s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In June 2014, the FASB issued ASU 2014-12, which requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In November, 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In January, 2016, the FASB issued a new pronouncement which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

The new guidance makes targeted improvements to existing US GAAP by:

•	Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•	Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

•	Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

•	Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•	Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

•	Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. This new guidance will be effective for the Company for the first reporting period beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. The Company is in the process of evaluating the impacts of the adoption of this ASU.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.	SIGNIFICANT RISKS AND UNCERTAINTIES

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Company included aggregate amounts of $22,311 and $28,962 at December 31, 2014 and 2015, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, term deposits, short-term investment, accounts receivable, financing receivable and amounts due from related parties. The Company places their cash, cash equivalents, term deposits and short-term investment, with financial institutions with high-credit ratings and quality. The Company conducts credit evaluations of customers in online advertising and internet finance business, and requires collateral or other security from the customers for certain of the financing receivable as described in Note 6.

There were no customers that accounted for 10% or more of total net revenue for the years ended December 31, 2013, 2014 and 2015.

There were no customers who accounted for 10% or more of accounts receivables or financing receivables as of December 31, 2014 and 2015.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS

4.1 Deconsolidation of Nuomi Inc. and its subsidiaries

Nuomi Inc. and its subsidiaries (collectively the “Nuomi”) primarily provided deep-discount localized social commerce services and products through Nuomi.com to Nuomi users. Entertainment, dining, health and beauty services made up the majority of its social commerce deals.

On August 23, 2013, the Company, Baidu Holdings Limited (“Baidu”) and Nuomi Inc., entered into a share purchase agreement whereby Baidu would purchase the newly issued shares of Nuomi Inc.. On a fully-diluted basis, upon the completion of the transaction on October 26, 2013, the Company’s ownership of Nuomi Inc. was reduced to 31.61%. As a result, from October 26, 2013, the Company no longer retained power of control over Nuomi and accordingly deconsolidated Nuomi’s financial statements from the Company’s consolidated financial statements.

On October 26, 2013, the Company used equity method to account for the investment in Nuomi Inc at value of $63,626, which represented fair value of 31.61% equity interest in Nuomi Inc. and was determined by the Company with the assistance of an independent valuation firm. On the same date, the Company calculated a gain on loss of control of $132,821, which was recorded as “gain on deconsolidation of the subsidiaries” in the statements of operations. The gain on such deconsolidation is calculated as follows:

As of
October 26, 2013

Fair value of 31.61% shares in Nuomi Inc.	$63,626
Less: Cash and cash equivalents	18,310
Prepaid expenses and other current assets	26,417
Property and equipment, net	1,318
Other non-current assets	190
Accounts payable	(28,467)
Accrued expenses and other current liabilities	(10,957)
Amounts due to Renren Inc.	(74,825)
Deferred revenue	(1,181)
Gain on deconsolidation of Nuomi Inc	$132,821

In February 2014, the Company sold the remaining 31.61% equity interest in Nuomi Inc. to Baidu in the amount of $68,066 with a gain of $56,993 (see Note 7). Therefore, the Company treated the operations of Nuomi as discontinued operations for the year ended December 31, 2013.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS- continued

4.2 Deconsolidation of Beijing Qingting Technology Development Co. Ltd (“Qingting”)

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

On October 31, 2013, the Company used the equity method to account for the investment in Qingting at value of $160, which represents fair value of 40% the equity interest retained in Qingting. On the same date, the Company calculated a loss on loss of control of $156, which is recorded as a deduction of “gain on deconsolidation of the subsidiaries” in the statements of operations. The loss on such deconsolidation is calculated as follows:

As of
October 31, 2013

Cash consideration received	$81
Fair value of 40% investment in Qingting	160
Less: Cash and cash equivalents	328
Prepaid expenses and other current assets	5
Property and equipment, net	64
Loss on deconsolidation of Qingting	$(156)

The operations of Qingting were treated as discontinued since October 2013.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS- continued

4.3 Deconsolidation of Qianjun Technology

On October 28, 2014, the Company, the nominee shareholder of Qianjun Technology and a subsidiary of Sohu.com (“Sohu”), entered into a share purchase agreement, whereby Sohu would acquire 100% ownership of Qianjun Technology in the amount of $25,000, of which $21,831 was related to the repayment of intercompany loan provided by the Company to Qianjun Technology.

Upon the completion of the change of commerce registration, on December 1, 2014, the Company no longer retained power of control over Qianjun Technology and accordingly deconsolidated Qianjun Technology’s financial statement from the Company’s consolidated financial statements.

On December 1, 2014, the Company calculated a gain regarding such disposition as follows:

		As of
	Note	December 1, 2014

The proceeds		$25,000
Less: The repayment of intercompany loan provided by the Company		21,831
Net consideration		3,169
Less: Cash and cash equivalents		168
Other current assets		3,654
Property and equipment, net		2,347
Intangible assets, net		11,509
Goodwill		13,652
Other non-current assets		78
Income tax payable		(426)
Current liabilities		(8,426)
Amount due to Sohu related to the repayment of intercompany loan		(21,831)
Net assets of Qianjun Technology		725
Less: Transaction related cost	(i)	1,955
Gain on deconsolidation of Qianjun Technology		$489

(i)	The transaction related cost represents the incremental cost resulting from the acceleration of the vesting of the nonvested restricted shares, which were granted to the employee of Qianjun Technology, to be fully vested on the disposition day (see Note 17).

Out of total consideration of $25,000, $20,000 was received from Sohu in 2014 and the remaining was received in 2015 (see Note 7).

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS- continued

4.4 Disposition of Online Gaming

On November 19, 2015, the Company reached the resolution to dispose of its Online Gaming which was subsequently sold in March 2016 for a total consideration of $10,000. The disposal of the Online Gaming represents a strategic shift and has a major effect on the Company’s result of operations. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the Online Gaming entities have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. Additionally, long-lived assets classified as held for sale as of December 31, 2015 were measured at the lower of their carrying amount or fair value less cost to sell.

The following table summarizes the carrying amounts of the major classes of assets and liabilities held for sale in the consolidated balance sheet as of December 31, 2014 and 2015:

	As of December 31,
	2014	2015

Cash and cash equivalents	$16,373	$4,611
Accounts receivable, net	160	78
Prepaid expenses and other current assets	4,403	2,423
Amounts due from related parties	46	359
Current assets classified as held for sale	$20,982	$7,471

Property and equipment, net	$1,842	$247
Intangible assets, net	2	283
Long-term investment	758	1,399
Other non-current assets	153	101
Non-current assets classified as held for sale	$2,755	$2,030

Accounts payable	$(1,374)	$(1,307)
Accrued expenses and other current liabilities	(2,133)	(1,606)
Amount due to related parties	(266)	(1,637)
Deferred revenue and advance from customers	(3,168)	(3,338)
Income tax payable	(12)	(250)
Current liabilities classified as held for sale	$(6,953)	$(8,138)

The condensed cash flow of Online Gaming were as follows for the years ended December 31, 2013, 2014 and 2015:

	Years ended December 31,
	2013	2014	2015

Net cash provided by operating activities	$7,841	$13,404	$(10,164)
Net cash used in investing activities	$(4,980)	$(1,668)	$(1,304)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS- continued

The operating results from discontinued operations included in the Company’s consolidated statement of operations were as follows for the years ended December 31, 2013, 2014 and 2015.

	Years ended December 31,
	2013				2014			2015
			Qianjun			Qianjun
	Nuomi Inc.	Qingting	Technology	Renren Games	Nuomi Inc.	Technology	Renren Games	Renren Games

Major classes of line items constituting pretax profit (loss) of discontinued operations
Net revenues	$19,319	-	$8,744	$83,897	-	$6,822	$36,286	$17,071
Cost of revenues	(1,171)	(9)	(14,416)	(21,310)	-	(15,361)	(13,309)	(9,426)
Selling, research and development, and general and administrative expenses	(46,560)	(950)	(8,543)	(54,188)	-	(11,018)	(16,534)	(6,362)
Impairment of intangible assets	-	-	-	(208)	-	(13,536)	(714)	-
Other income and expenses that are not major	34	-	11	(2,744)	-	1,963	(2,114)	1,181
(Loss) income from the operations of the discontinued operations, before income tax	(28,378)	(959)	(14,204)	5,447	-	(31,130)	3,615	2,464
Income tax benefit (expenses)	-	-	3,473	21	-	321	-	(944)
(Loss) income from the operations of the discontinued operations, net of tax	(28,378)	(959)	(10,731)	5,468	-	(30,809)	3,615	1,520
Gain (loss) on deconsolidation of the subsidiaries	132,821	(156)	-	-		489	-	-

Gain on disposal of equity method investment, net of tax	-	-	-	-	56,993	-	-	-

Gain (loss) from the discontinued operations, net of tax	$104,443	$(1,115)	$(10,731)	$5,468	$56,993	$(30,320)	$3,615	$1,520

All notes to the accompanying consolidated financial statements have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable.

5.	ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consists of the following:

	As of December 31,
	2014	2015

Accounts and notes receivable	$14,545	$7,296
Allowance of doubtful accounts	(2,946)	(3,252)
Accounts and notes receivable, net	$11,599	$4,044

Accounts and notes receivable mainly represent amounts earned under advertising contracts at the respective balance sheet dates. These amounts become billable according to the contract term.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	ACCOUNTS RECEIVABLE - continued

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2013	2014	2015

Balance at beginning of year	$556	$1,143	$2,946
Charge to expenses	812	2,090	788
Transferring out as a result of deconsolidation of subsidiaries	(2)	(247)	-
Write-off of accounts receivable	(249)	-	-
Exchange difference	26	(40)	(482)
Balance at end of year	$1,143	$2,946	$3,252

6.	FINANCING RECEIVABLE

Financing receivable consists of the following:

	As of December 31,
	2014	2015
Current financing receivable
Used car financing	-	$72,269
Financing for installment sales	6,285	27,702
Other financing	-	47,833
Net deferred origination costs	-	209
Less allowance for financing receivable	-	(3,556)
Current financing receivable, net	$6,285	$144,457
Long-term financing receivable
Financing for installment sales	-	$3,112
Other financing	-	12,188
Less allowance for long-term financing receivable	-	(27)
Long-term financing receivable, net	-	$15,273

Financing receivable mainly represent both the principal and financing income receivable associated with the respective financing services expected to be collected from the individuals or companies receiving financing under the internet finance business at the respective balance sheet dates.

Used car financing are secured with pledged assets, which are used cars with value not less than the financing receivable. Other financing includes financing receivables related to rental financing provided to individuals referred by rental agents as well as micro cash financing to college students. Micro cash financing was not material in any of the periods presented.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

6.	FINANCING RECEIVABLE - continued

The following table presents nonaccrual financing receivable as of December 31, 2014 and 2015, respectively.

	As of December 31,
	2014	2015

Used car financing	-	$432
Financing for installment sales	-	2,977
Other financing	-	174
	-	$3,583

The following table presents the aging of financing receivable as of December 31, 2015.

	0-90	over 90	total
	days	days	financing
	aging	aging	receivable

Used car financing	$72,269	-	$72,269
Financing for installment sales	27,837	2,977	30,814
Other financing	59,847	174	60,021
	$159,953	$3,151	$163,104

The following table presents the aging of financing receivable as of December 31, 2014.

	0-90	over 90	total
	days	days	financing
	aging	aging	receivable

Financing for installment sales	$6,285	-	$6,285
	$6,285	-	$6,285

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

6.	FINANCING RECEIVABLE - continued

Movement of allowance for financing receivable is as follows:

	As of December 31,
	2014	2015

Balance at beginning of year	-	-
Charge to cost of revenues	-	(3,665)
Exchange difference	-	82
Balance at end of year	-	$(3,583)

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of December 31,
	Note	2014	2015

Advances to suppliers	(i)	1,087	799
Interest income receivable	(ii)	5,511	152
Prepaid expenses		4,200	4,194
Deposits		1,870	1,462
Amount due from Sohu in relation to the disposition of Qianjun Technology	(4.3)	5,000	-
Loan to third parties	(iii)	8,530	2,369
Receivable related to the disposition of equity method investment in Nuomi	(iv)	-	18,460
Funds receivable	(v)	1,478	12,220
Receivable from brokers	(vi)	-	4,879
Other current assets		5,559	5,786

Total		$33,235	$50,321

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS - continued

(i)	Advances to suppliers were mainly comprised of prepayment to suppliers for purchase of services in relation to advertising business. Advances to suppliers were non-interest bearing and short-term in nature.

(ii)	Interest income receivable of $5,511 and $152 as of December 31, 2014 and 2015 were mainly related to the earned and accrued interest of the term deposits with financial institutions during the year.

(iii)	As of December 31, 2015, loan to third parties mainly represented the loan to AutoGo Inc. (“AutoGo”). In November 2015, the Company entered into a loan agreement with AutoGo, pursuant to which a short-term interest-free loan of $1,800 was provided by the Company. The loan is expected to be repaid within eight months of the date of the loan agreement.

(iv)	As described in Note 4.1, in February 2014, the Company sold the remaining 31.61% equity interest in Nuomi to Baidu in the amount of $68,066, of which $49,606 was received during the year ended December 31, 2014. The remaining balance of $18,460 was accounted for as “other non-current assets” as of December 31, 2014 (see Note 11) and “other current assets” as of December 31, 2015. The amount was subsequently collected in March 2016.

(v)	Funds receivable mainly represents balances paid by individuals for repayments of financing on Renren Fenqi as well as amounts paid by investors for investments made on Renren Licai that are held at a third party electronic payment service provider as of December 31, 2014 and 2015. The balances were collected subsequent to year-end.

(vi)	Receivable from brokers represents cash provided to brokers who hold the cash on behalf of the Company. The cash has not been used to purchase any securities and accordingly is recorded as a receivable.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.	SHORT-TERM INVESTMENTS

Short-term investments comprise of marketable securities which are classified as trading and available-for-sale, and derivative financial instruments that are regarded as assets.

Trading securities

The following is a reconciliation of the beginning and ending balances for trading securities during the year ended December 31, 2015. The Company did not have any trading securities as of and for the year ended December 31, 2014.

	As of			Dividends	Gains	Exchange	As of
	December 31, 2014	Purchase	Sale	Received	(losses)	loss	December 31, 2015

Equity securities	-	$20,781	$19,656	-	$(837)	$(24)	$264
Corporate bonds	-	23,470	22,722	19	6	(13)	$741
Funds	-	23,428	21,444	-	(71)	(57)	$1,856
Futures	-	307	-	-	(310)	-	$(3)

Total	-	$67,986	$63,822	$19	$(1,212)	$(94)	$2,858

Available-for-sale securities

As of December 31, 2014 and 2015, the Company held following short-term available-for-sale securities investments:

		As of December 31, 2014				As of December 31, 2015
			Gross	Other-than			Gross
			unrealized	-temporary	Fair		unrealized	Fair
	Note	Cost	losses	impairment	value	Cost	gains(losses)	value

Available-for-sale securities:
Equity securities	(i)	$29,303	$(1,493)	-	$27,810	-	-	-
Total		$29,303	$(1,493)	-	$27,810	-	-	-

The following table provides additional information on the realized gains and losses in relation to the sales of available-for-sale securities for the years ended December 31, 2013, 2014, and 2015. For the purpose of determining gross realized gains or losses, the initial cost of securities sold was based on specific identification.

		Year ended December 31, 2013			Year ended December 31, 2014			Year ended December 31, 2015
			Initial			Initial			Initial
	Note	Proceeds	costs	Gains	Proceeds	costs	Gains	Proceeds	costs	Gains

Equity securities	(i)	$81,456	$25,950	$55,506	$352,733	$177,633	$175,100	$62,704	$59,136	$3,568
Corporate bonds	(ii)	37,502	37,240	262	62,795	62,713	82	-	-	-
Total		$118,958	$63,190	$55,768	$415,528	$240,346	$175,182	$62,704	$59,136	$3,568

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.	SHORT-TERM INVESTMENTS - continued

Available-for-sale securities - continued

(i)	Equity securities

During the years ended December 31, 2013, 2014 and 2015, the Company purchased and sold several stocks and recorded $55,506, $175,100 and $3,568 of gain in the consolidated statements of operations. In addition, the Company received stock dividends of $1,050 and $157 in the years ended December 31, 2014 and 2015, respectively, and recognized these as realized gain of short-term investments.

(ii)	Corporate bonds

During the year ended December 31, 2013, the Company purchased several corporate bonds at a cost of $39,782 and classified such corporate bonds as available-for-sale securities. A portion of corporate bonds was impaired because of the change of fair value and $2,098 was recognized as an impairment loss in accordance with the difference between the investment’s cost and its fair value at December 31, 2013. During the year ended December 31, 2014, the Company sold all the Corporate bonds and recognized $82 as realized gain.

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

	Assets (Liability) Derivatives		Realized Gains/(Losses)
	as of December 31,		for the years ended December 31,
	2014	2015	2013	2014	2015

Derivatives not designated as hedging instruments:

Interest rate swaption-2013 batch	-	-	(705)	(1,302)	-
Interest rate swaption-2014 batch	1,937	10	-	(38,383)	(1,927)
Interest rate swap	(363)	(249)	-	(363)	(63)
Short call	-	-	959	10,919	-
Long call	-	-	-	(6,141)	-
Short put	-	-	-	(1,697)	-
H-Share Index Call Option	-	-	-	-	(59,554)
FXI UP Call Option	-	-	-	-	(39,100)
Total	1,574	(239)	254	(36,967)	(100,644)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS

		As of December 31,
	Note	2014(1)	2015

Equity method investments:
Social Finance Inc. (“SoFi”)	(i)	$67,490	235,920
Japan Macro Opportunities Offshore Partners, LP (“JMOOP”)	(ii)	59,860	-
Hayman Credes Offshore Fund, LP (“Hayman”)	(iii)	30,000	29,678
Rise Companies Corp. (“Rise”)	(iv)	16,025	15,144
Effective Space Solution (“ESS”)	(v)	4,730	-
Others	(vi)	47,908	91,975
Total equity method investments		226,013	372,717

Cost method investments:
Hylink Advertising Co., Ltd. (“Hylink”)	(vii)	2,417	2,315
StoreDot Ltd. (“StoreDot”)	(viii)	10,001	10,001
GoGo Tech Holdings Limited (“GoGo”)	(ix)	8,100	16,100
Motif Investing Inc. (“Motif”)	(x)	-	40,000
LendingHome Corporation (“LendingHome”)	(xi)	-	65,843
Credit Shop Inc. (“Credit Shop”)	(xii)	-	15,000
Eunke Technology Ltd. (“Eunke”)	(xiii)	-	25,000
Others	(xiv)	8,869	31,456
Total cost method investments		29,387	205,715

Held-to-maturity investments:
Series 2012-A Senior Secured Sofi Loan Notes.	(xv)	6,863	5,879

Available-for-sale investments:
Snowball Finance Inc. (“Snowball”)	(xvi)	33,613	35,534
Eall Technology Limited (“Eall”)	(xvii)	17,879	20,829
268V Limited	(xviii)	-	98,782
Omni Prime Inc. (“Omni”)	(xix)	-	28,866
Zhu Chao Holding Company Limited (“Zhu Chao”)	(xx)	-	15,000
Others	(xxi)	5,000	26,767
Total available-for-sale investments		56,492	225,778

Warrant:
Warrant of Snowball	(xvi)	901	901
Total long-term investments		$319,656	$810,990

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

(1)	In connection with the preparation of the Company's consolidated financial statements as of and for the year ended December 31, 2015, the Company determined that its investments in Snowball and Eall acquired in September and November 2014 which were accounted for as equity method investments should have been recorded as available for-sale investments as of December 31, 2014. Additionally, the Company also determined that its investment in Sirin Sarl, acquired in November 2014 and accounted for at cost, should have been recorded as an available-for-sale investment as of December 31, 2014. These errors had no material effect on the consolidated financial statements as of and for the year ended December 31, 2014. The Company has reclassified the amounts as of and for the year ended December 31, 2014 in its 2015 consolidated financial statements.

Equity method investments

(i)	In September 2012, March 2014, January 2015, and October 2015, the Company entered into agreements to purchase 5,573,719 Series B Preferred Shares, 6,020,695 Series D Preferred Shares, 2,361,116 Series E Preferred Shares and 9,507,933 Series F Preferred Shares issued by SoFi at a price of $8.791258 per Series B Share, $3.453 per Series D Share, $9.4578 per Series E Share and $15.7763 per Series F Share with a total consideration of $242,120. The Company held 28.85% and 21.20% equity interest of SoFi as of December 31, 2014 and 2015, respectively and recognized its share of gain in SoFi of $2,028 and loss of $3,902 for the years ended December 31, 2014 and 2015, respectively.

(ii)	In November 2011, February 2013 and January 2014, the Company invested $20,000, $20,000 and $40,000, respectively in JMOOP, which is a Cayman Islands exempted limited partnership, and served as a limited partner. Pursuant to subscription agreement of JMOOP, once the general partner and a prospective investor agreed on the terms and investment objectives, the investor will subscribe for the agreed amount and became a limited partner of JMOOP. The general partner will create a new tranche within the fund for the new limited partner’s monies, and commence the investing activities for this tranche. There are multiple tranches within JMOOP and there is no restriction on the maximum size of the fund. The general partner is not required to obtain existing partners’ consents for or notify the existing partners of the addition of new investors into the fund. Therefore, the Company is practically unable to track its percentage ownership regularly in the partnership’s capital. JMOOP reports the fair market value of the investment securities owned by the Company’s investment tranche on a monthly basis, and the Company recognizes the appreciation or depreciation on its investment in JMOOP based on such valuation report.

The Company recognized its share of gain of $29,290, $55,978 and $9,235 for the years ended December 31, 2013, 2014 and 2015, respectively and recognized capital distributions of $19,158, $84,057, and $69,095 in the years ended December 31, 2013, 2014, and 2015, respectively. In August 2015, the Company disposed off all its investments in JMOOP.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

Equity method investments - continued

JMOOP’s audited financial statements for the years ended December 31, 2013 and 2014 as well as the unaudited financial statements for the year ended December 31, 2015 are included at the end of this annual report in accordance with Regulation S-X Rule 3-09. The unaudited financial statements for the year ended December 31, 2015 is not reflective of the Company’s ownership period of JMOOP during the year ended December 31, 2015. The summarized financial information included below is reflective of the Company’s ownership period of JMOOP.

(iii)	In December 2014, the Company invested $30,000 in Hayman which is a Cayman Islands exempted limited partnership and served as a limited partner. The general partner of Hayman is Hayman Offshore Management Inc, which is also the general partner of JMOOP. The Company recognized its share of loss of $322 for the year ended December 31, 2015.

(iv)	In April 2014, the Company entered into an agreement to purchase 7,856,395 Series A Preferred Shares issued by Rise at a price of $2.1872 per share with a total consideration of $17,183. The Company held 25.30% equity interest of Rise as of December 31, 2015 and recognized its share of loss of $1,158 and $882 for the years ended December 31, 2014 and 2015, respectively.

(v)	In December 2014, the Company entered into an agreement with ESS to purchase 3,333,333 Ordinary Shares at the price of $1.20 per share with total cash consideration of $4,000. Since the Company held 25% equity interest of ESS as of December 31, 2015 and was able to exercise significant influence over ESS, the investment was accounted for using equity method. Additionally, the Company was granted a call option to invest an additional $7,000 within 18 months of purchase of ESS Ordinary Shares to acquire additional ordinary shares at a per share price determined on the basis of ESS’s valuation of $30,000. The Company has determined the value of this call option to be immaterial at both December 31, 2014 and 2015 and thus, the option was recorded aggregately with the equity method investment.

The Company also wrote an option which allows ESS to request additional investment of $7,000 from the Company if the aggregate amount of pre-sale letters received by ESS from its potential clients exceeded $10,000 during the next 3 years. Such written put option was separately recorded based on its fair value under the caption of “Other non-current liabilities” as of December 31, 2014 and “Accrued expenses and other current liabilities” as of December 31, 2015 (see Note 13). In April 2016, ESS exercised the option and the Company made an investment of $7,000.

As of December 31, 2015, the Company performed an impairment analysis with the assistance of a third party valuer and noted that the fair value of ESS decreased significantly to nil and the decrease was other-than temporary. As a result, the Group did not expect to receive any return from the investment and recognized a full impairment of $4,258 in 2015.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

Equity method investments - continued

(vi)	Others represents other equity method investments with individual carrying amount less than $15,000 as of December 31, 2014 and 2015, respectively.

The summarized financial information of the equity method investments were as follows:

	As of December 31,
	2014(1)	2015

Total current assets	$264,663	$2,606,921
Total assets	843,911	2,753,244
Total current liabilities	44,384	1,144,880
Total liabilities	409,190	1,220,771

	For the years ended December 31,
	2013	2014(1)	2015

Net revenues	$145,745	$117,896	$199,069
Gross profits	138,168	104,908	167,512
Income (loss) from continuing operations	83,431	36,157	(58,658)
Net income (loss)	83,431	36,157	(58,658)

Cost method investments

(vii)	In April 2011, the Company acquired 2% equity interest of Hylink at total cash consideration of $2,381. Hylink is mainly engaged in advertising agency service. The Company was not able to exercise significant influence over the operating and financial decisions of Hylink, and thus the Company used the cost method to account for its investment.

(viii)	In August 2014, the Company entered into an agreement to purchase Series B Preferred Shares issued by StoreDot at total cash consideration of $10,001 and held 6.06% equity interest of StoreDot. The Company was not able to exercise significant influence over the operating and financial decisions of StoreDot, and thus the Company used the cost method to account for its investment.

(ix)	In November 2014, the Company entered into an agreement to acquire 10% equity interest of GoGo with a total consideration of $8,100. In May and June 2015, the Company acquired additional equity interest of GoGo with a total consideration of $8,000 and therefore held 13.89% equity interest of GoGo as of December 31, 2015. The Company was not able to exercise significant influence over the operating and financial decisions of GoGo, and thus the Company used the cost method to account for its investment.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

Cost method investments - continued

(x)	In January 2015, the Company entered into an agreement to purchase 5,579,734 Series E Preferred Shares issued by Motif with a total consideration of $40,000 and held 10% equity interest of Motif as of December 31, 2015. The Company was not able to exercise significant influence over the operating and financial decisions of Motif, and thus the Company used the cost method to account for its investment.

(xi)	In March 2015, the Company entered into an agreement to purchase 6,153,999 Series C Preferred Shares issued by LendingHome with a total consideration of $65,843 and held 14.72% equity interest of LendingHome as of December 31, 2015. The Company was not able to exercise significant influence over the operating and financial decisions of LendingHome, and thus the Company used the cost method to account for its investment.

(xii)	In January 2015, the Company acquired 204,471 Series A Preferred Shares issued by Credit Shop at a price of $73.36 with a total consideration of $15,000, and accounted for the investment under the cost method given that such shares have substantive liquidation preference over ordinary shares and are not considered in-substance common stock.

Additionally, the parties also reached an agreement, whereby the Company would provide a revolving line of credit up to $15,000 to Credit Shop and may convert the loan to Series A Preferred Shares. Upon the conversion, the Company would purchase additional Series A Preferred Shares from Credit Shop in the amount of $5,000. Such conversion is not legally detachable or transferable and therefore was not separately accounted. In December 2015, Credit Shop exercised the conversion; the Company subsequently purchased $20,000 of Series A Preferred Shares in February 2016.

(xiii)	In March 2015, the Company entered into an agreement to purchase 4,770,131 Series B Preferred Shares issued by Eunke for a total consideration of $25,000, and accounted for the investment under the cost method given that such shares have substantive liquidation preference over ordinary shares and are not considered in-substance common stock.

(xiv)	Others represents other cost method investments with individual carrying amount less than $10,000 as of December 31, 2014 and 2015, respectively.

Held-to-Maturity investments

(xv)	In July 2012, the Company entered into a note purchase agreement with SoFi Lending Corp., a subsidiary of SoFi, to purchase $10,000 Series 2012-A Senior Secured Sofi Loan Notes issued by SoFi Lending Corp. The loan has a maturity date of July 3, 2032 and a fixed annual interest rate of 4% with no redemption feature. The Company has the positive intent and ability to hold the investments to maturity. The Company received monthly payments, including return of the principal of $1,370, $984 and earned interest of $211, $181 from SoFi Lending Corp. for the years ended December 31, 2014 and 2015.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

Available-for-sale investments

The long-term available-for-sale investments represents the convertible redeemable preferred shares and convertible debt. As of December 31, 2014 and 2015, the Company held following long-term available-for-sale investments:

	As of December 31, 2014				As of December 31, 2015
		Gross	Other-than			Gross
		unrealized	-temporary	Fair		unrealized	Fair
	Cost	losses	impairment	value	Cost	gains(losses)	value

Convertible redeemable preferred shares	51,492	-	-	51,492	183,644	35,634	219,278
Convertible debt	5,000	-	-	5,000	6,500	-	6,500
Total	56,492	-	-	56,492	190,144	35,634	225,778

(xvi)	In November 2014, the Company acquired 35,040,427 Series C Preferred Shares issued by Snowball at a price of $0.9988 per share. As part of the acquisition, the Company received a detachable preferred share warrant, exercisable within 2 years of the share acquisition, to (1) purchase additional up to 8,872,590 Series C Preferred Share at a price of $1.6906 per share; (2) if Snowball issued subsequent equity securities, purchase such subsequent equity securities at a price of the lower of $1.6906 and the per share price paid by investors purchasing such subsequent equity securities. The total consideration for the purchase of Series C Preferred Shares and warrant was $34,998, of which $901 was allocated to the value of warrant based on its fair value at the acquisition date.

The Company has determined that the Series C Preferred Shares are redeemable at the option of the investors. As such, the Company determined that the shares are debt securities in nature and accounted for those as available-for-sale securities. Unrealized holding gains of nil and $1,437 were reported in other comprehensive income for the years ended December 31, 2014 and 2015, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

Available-for-sale investments - continued

(xvii)	In September 2014, the Company entered into an agreement to purchase 5,321,428 Series B-1 Preferred Shares and 649,351 Series B-2 Preferred Shares issued by Eall at a price of $3.08 per Series B-1 share and $2.62 per Series B-2 share with a total consideration of $18,090. In July 2015, the Company purchased an additional 652,598 Series B-1 Preferred Shares at a price of $3.08 per Series B-1 share with a total consideration of $2,010. The Company has determined that all of the purchased shares are redeemable at the option of the investors. As such, the Company determined that they are debt securities in nature and accounted for those as available-for-sale securities. Unrealized holding gains of nil and $729 were reported in other comprehensive income for the years ended December 31, 2014 and 2015, respectively.

(xviii)	In January 2015, the Company entered into an agreement to purchase 64,281,655 Series D Preferred Shares issued by 268V Limited for a total consideration of $75,000. The Company has determined that the Series D Preferred Shares are redeemable at the option of the investors. As such, the Company determined that they are debt securities in nature and accounted for those as available-for-sale securities. Unrealized holding gains of $23,782 were reported in other comprehensive income for the year ended December 31, 2015.

(xix)	In July 2015, the Company purchased 14,727,541 Series B Preferred Shares issued by Omni at the price of $1.358 with a total consideration of $20,000 and held 12.03% equity interest of Omni. The Company has determined that the Series B Preferred Shares are redeemable at the option of the investor. As such, the Company determined that they are debt securities in nature and accounted for those as available-for-sale securities. Unrealized holding gains of $8,866 were reported in other comprehensive income for the year ended December 31, 2015.

(xx)	In January 2015, the Company entered into an agreement to purchase 1,553,566 Series A Preferred Shares issued by Zhu Chao for a total consideration of $15,000. The Company has determined that the Series A Preferred Shares are redeemable at the option of the investor. As such, the Company determined that they are debt securities in nature and accounted for those as available-for-sale securities. Unrealized holding gains of nil were reported in other comprehensive income for the year ended December 31, 2015.

(xxi)	Others represents other long-term available-for-sale investments with individual carrying amount less than $10,000 as of December 31, 2014 and 2015, respectively. Unrealized holding gains of nil and $820 were reported in other comprehensive income for these for the years ended December 31, 2014 and 2015, respectively.

The fair values of long-term available-for-sale investments as measured are further discussed in Note 16.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2014	2015

Building	$33,558	$32,142
Computer equipment and application software	39,032	22,861
Furniture and vehicles	305	163
Leasehold improvements	5,136	1,343
	$78,031	$56,509
Less: Accumulated depreciation	$(36,093)	$(23,130)
Less: Accumulated impairment loss	(90)	(90)
	$41,848	$33,289

Depreciation expense from continuing operations was $11,054, $11,966 and $7,338 and from discontinued operations was $6,516, $5,379 and $1,500, for the years ended December 31, 2013, 2014 and 2015, respectively.

Impairment loss from continuing operations were $90, $nil and $nil for the years ended December 31, 2013, 2014 and 2015, respectively. No impairment loss was incurred from discontinued operations for the respective years.

11.	OTHER NON-CURRENT ASSETS

		As of December 31,
	Note	2014	2015

Receivable related to the disposition of equity method investment in Nuomi	Note 7	$18,460	$-
Employee housing loan	(i)	1,653	713
Rental deposit		1,187	1,178
Restricted cash, non-current		314	346
Suppliers deposit		77	76
Total		$21,691	$2,313

(i)	The balance represents the interest-bearing long-term loans to employees provided by the Company during the period from late 2011 to early 2013. Such program was suspended in 2013.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

12.	SHORT-TERM DEBT AND LONG-TERM DEBT

Short-term debt

(i)	In April 2015, the Company entered into an agreement with East West Bank through which the Company was granted a line of credit of $15,437 for one year. The Company has drawn $6,919 as of December 31, 2015. The loan bears 95% of the People’s Bank of China interest rate and each amount drawn is repayable within one year or earlier at the discretion of the Company. Subsequently in April 2016 the Company extended the line of credit agreement for an additional year until July 1, 2017. No other terms were changed.

(ii)	In December 2015, the Company entered into a short-term loan agreement with East West Bank for $100,000. The cash received is restricted as to withdrawal and usage until the maturity date of the loan. The loan bears an annual interest rate of the greater of 3.25% or the prime rate published in the Money Rates section of the Western Edition of The Wall Street Journal and has a loan period of 45 days. The loan was repaid by the Company in February 2016.

Long-term debt

(i)	In October 2015, the Company entered into a long-term loan agreement with a trust company to borrow $59,260 in order to finance the investment in SoFi. The loan bears an annual interest rate 6% and requests the pledge of 7,512,535 Series F Preferred Stock of SoFi owned by the Company. The loan is expected to be repaid within three years and could be extended to five years if specific revenue targets of SoFi are reached.

Additionally, the Company issued the trust company a warrant to purchase 1,502,507 Series F Preferred Stock of SoFi from the Company at a preliminary exercise price of $15.7763 per share upon occurrence of certain events within five years, including a qualified public offering of SoFi. Such warrant was considered as liability-classified warrants and separately recorded based on its fair value under the caption of “Other non-current liabilities” on the consolidated balance sheet.

(ii)	In November 2015, the Company entered into a long-term loan agreement with an asset management company to borrow $69,468 in order to finance the investment in SoFi. The loan bears an annual interest rate ranging from 12% to 16% upon certain scenarios, including a qualified public offering of SoFi during the period of the loan, and requests the pledge of certain assets of the Company consisting of building, the long-term investment in Hayman, and certain shares of SoFi owned by the Company including 4,970,573 Series B Preferred Stock, 6,020,695 Series D Preferred Stock and 2,361,116 Series E Preferred Stock. The loan in expected to be repaid within four years. The Chief Executive Officer (“CEO”) of the Company provided joint and several liability guarantee for the loan. The loan can be repaid in advance at the option of the Company upon distribution from the long-term investment in one of its equity method investee. In January 2016, the Company received the notice for such distribution and repaid $23,608 of the loan balance accordingly.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

		As of December 31,
	Note	2014	2015

Employee payroll and welfare payables		$5,615	$4,700
Written put option	Note 9(v)	-	7,000
Other tax payable		6,691	6,335
Accrued professional, marketing and leasing fees		3,468	4,983
Other payables		6,096	6,270
Accrued advertising sales rebate		91	443
Total		$21,961	$29,731

14.	INCOME TAXES

The Company, CIAC, Renren-Jingwei Inc, Link224 Inc., Renren Lianhe Holdings, Wole Inc., JiehunChina Inc., Funall Technology Inc., Xin Ditu Holdings, Renren Study Inc., Jingwei Inc. Limited and Renren Finance Inc. are all incorporated in the Cayman Islands. They are tax-exempted under the tax laws of the Cayman Islands.

Appsurdity Inc. and Game USA are incorporated in the US and subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. Appsurdity Inc. and Game USA did not have taxable income and no income tax expense was provided for the year ended December 31, 2013, 2014 and 2015.

Renren Games, incorporated in the PRC on November 15, 2012, qualified as a “software enterprise” in 2013, and therefore was entitled to a two-year exemption starting from the commencement of the profitable year 2013, followed by a 50% reduction in tax rates for the succeeding three years in accordance with the EIT Law.

Tianjin Joy Interactive Technology Development Co., Ltd, incorporated in the PRC on March 29,2013, qualified as a “High and New Tech Enterprise” in 2014, and therefore was entitled to a preferential tax rate of 15% for the following three years.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The Company’s subsidiaries and VIEs located in the PRC had aggregate accumulated deficits as of December 31, 2015. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2015.

The current and deferred component of income tax expenses (benefits) which were substantially attributable to the Company’s PRC subsidiaries and VIEs and VIEs’ subsidiaries, are as follows:

	Years ended December 31,
	2013	2014	2015

Current income tax expense	$1,040	$1,620	$3,124
Deferred income tax (benefit) expense	(4,999)	4,897	-
Total income tax expense (benefits)	$(3,959)	$6,517	$3,124

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.	INCOME TAXES - continued

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2014	2015

Current deferred tax assets
Provision for doubtful accounts	$1,545	$2,526
Accrued payroll and welfare	1,394	1,175
Accrued liabilities-current	1,423	2,520
Less valuation allowance	(4,362)	(6,221)
Current deferred tax assets, net	$-	$-

Non-current deferred tax assets
Accrued Liabilities-non-current	$5	$6
Excessive advertising fee-non-current	1,073	1,409
Excessive employee education fee-non-current	74	152
Net operating loss carry forwards	52,794	60,571
Less valuation allowance	(53,946)	(62,138)

Non-current deferred tax assets, net	$-	$-

Non-current deferred tax liabilities	$-	$-

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.	INCOME TAXES - continued

The Company operates through multiple subsidiaries and VIEs and VIEs’ subsidiaries. The valuation allowance is considered on each individual entity basis. The subsidiaries and VIEs and VIEs’ subsidiaries registered in the PRC have total deferred tax assets related to net operating loss carry forwards of $52,794 and $60,571 as of December 31, 2014 and 2015, respectively. The Company assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2014 and 2015, valuation allowances were established because the Company believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

Reconciliation between the income taxes expense (benefits) computed by applying the PRC tax rate to loss before the provision of income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2013	2014	2015

Loss before provision of income tax	$(58,700)	$(12,708)	$(214,585)
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory tax rate	(14,675)	(3,177)	(53,646)
Taxable deemed interest income from inter-company interest-free loans	3,952	5,407	5,632
Non-deductible loss and other expenses not deductible for tax purposes	155	1,869	41,114
Effect of income tax exemption of the Company in the Cayman Islands	(4,039)	(17,942)	(27)
Changes in valuation allowance	10,648	20,360	10,051
Income tax expenses (benefits)	$(3,959)	$6,517	$3,124

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.	INCOME TAXES - continued

The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2013, 2014 and 2015, respectively. The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

Since January 1, 2008, the relevant tax authorities have not conducted a tax examination on PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2010 to 2015 of the Company’s PRC subsidiaries and VIEs and VIEs’ subsidiaries remain subject to tax audits as of December 31, 2015, at the tax authority’s discretion.

15.	ORDINARY SHARES

Under a series of share repurchase programs approved by the Company’s board of directors on September 29, 2011, December 26, 2012, June 28, 2013 and June 28, 2014, during the years ended December 31, 2013, 2014 and 2015, the Company repurchased 56,635,569, 80,728,137 and 10,912,110 ordinary shares for total considerations of $55,574, $87,323 and $10,292, respectively.

16.	FAIR VALUE MEASUREMENTS

Assets and liabilities disclosed at fair value

The Company measures its cash and cash equivalents, term deposits, restricted cash, financing receivables and short term and long-term debt at amortized cost. The carrying values of cash and cash equivalents, term deposits and restricted cash approximated fair value and represented a level 2 measurement. The carrying value of financing receivables approximate their fair value due to their short-term nature and are considered level 3 measurement. Such fair value was estimated by discounting scheduled cash flows through the estimated maturity with estimated discount rates based on current offering rates of comparable financing with similar terms. The carrying value of our debt obligations approximate fair value considering the borrowing rates currently available to us for financing obligations with similar terms and credit risks and represent a level 2 measurement.

Assets and liabilities measured at fair value on a recurring basis

The Company measured its short-term investments, long-term available-for-sale investment, written put option and liability-classified warrant at fair value on a recurring basis as of December 31, 2014 and 2015.

The short-term investments included the investments in equity securities and corporate bonds that were traded publicly in the open market and were valued based on the quoted market price.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	FAIR VALUE MEASUREMENTS - continued

Assets and liabilities measured at fair value on a recurring basis - continued

The Company’s derivative financial instruments were classified as Level 2, as they were not actively traded and were valued using pricing models that used observable market inputs. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the periods presented.

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2014 and 2015, respectively:

	As of December 31, 2014				As of December 31, 2015
	Fair Value Measurement at the Reporting Date using				Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable in puts Level 3	Total	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable in puts Level 3	Total

Short-term investments
Trading securities:
Equity securities	-	-	-	-	$264	-	-	$264
Corporate bonds	-	-	-	-	741	-	-	$741
Funds	-	-	-	-	1,856	-	-	$1,856
Future	-	-	-	-	(3)	-	-	$(3)
Available-for-sale securities:
Equity securities	27,810	-	-	27,810	-	-	-	-
Derivative financial instruments:
Interest rate swaptions	-	1,937	-	1,937	-	10	-	$10
Interest rate swap	-	(363)	-	(363)	-	(249)	-	$(249)
Long-term investments
Available-for-sale investments:
Convertible redeemable preferred shares	-	-	51,492	51,492	-	-	219,278	$219,278
Convertible debt	-	-	5,000	5,000	-	-	6,500	$6,500
Accrued expenses and other current liabilities
Written put option	-	-	-	-	-	-	(7,000)	$(7,000)
Other non-current liabilities
Written put option	-	-	(730)	(730)	-	-	-	-
Liability-classified warrant	-	-	-	-	-	-	(6,656)	$(6,656)
Total	$27,810	$1,574	$55,762	$85,146	2,858	$(239)	$212,122	$214,741

The following table provides additional information about the reconciliation of the fair value measurements of assets and liabilities using significant unobservable inputs (level 3).

	Convertible redeemable preferred shares	Convertible debt	Written put option	Liability- classified warrant
Balance at January 1, 2014	-	-	-	-
Initial recognition	51,492	5,000	(730)	-
Balance at December 31, 2014	51,492	5,000	(730)	-
Initial recognition	131,457	1,500	-	(6,656)
Gains or losses for the period
Earnings	695	-	(6,270)	-
Other comprehensive income	35,634	-	-	-
Balance at December 31, 2015	$219,278	$6,500	$(7,000)	$(6,656)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	FAIR VALUE MEASUREMENTS - continued

Assets and liabilities measured at fair value on a recurring basis - continued

Trading securities and available-for-sale securities recorded in short-term investments were valued using the market approach based on the quoted prices in active markets at the reporting date.

Derivative financial instruments were valued based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data.

Long-term available-for-sale investments do not have a quoted market rate. The Company generally adopted a market approach, which take into consideration a number of factors that include expected market multiples and discount rates from publicly traded companies in the industry and require the Company to make certain assumptions and estimates regarding industry economic factors.

The written put option was valued using the Binomial pricing model at the acquisition date. The calculation was based on the exercise price of $2.25 per share, annual risk free rate of 1.61%, dividend yield of 0% and volatility of 32%. The Company remeasured the fair value of the written option as of December 31, 2015 and determined that the fair value approximated the amount paid by the Company in 2016 to exercise the put option given that the underlying investment was fully impaired.

The liability-classified warrant was valued using Black-Scholes model. The calculation was based on the exercise price of $15.78 per share, annual risk free rate of 1.4%, dividend yield of 0% and volatility of 29%.

The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values.

Assets measured at fair value on a nonrecurring basis

The Company measured its property and equipment, goodwill and other intangible assets, long-term investments (excluding the long-term available-for-sale investments) at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

As of December 31, 2015, the Company performed an impairment test on its equity method investment in ESS using the income approach and recorded an impairment loss of $4,258 as of December 31, 2015. The impairment of the equity method investment in ESS is considered as level 3 assets because the Company used unobservable inputs, such as the estimated terminal growth rate and discount rate. The estimated terminal growth rate and discount rate used in the fair value measurement were 3% and 30%, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.	SHARE-BASED COMPENSATION - continued

Stock options - continued

On December 28, 2012, the Company modified the exercise price of the outstanding share options granted from $4.00 per ADS to $3.30 per ADS, which is the closing price of the Company’s ADS on the modification date. The eligible outstanding options for this modification as of December 31, 2012 totaled at 27,480,309. The total incremental cost as a result of the modification was $4,281, of which $949, $1,063, $1,063, and $973 were recognized as share-based compensation expenses for the years ended December 31, 2012, 2013, 2014, and 2015, respectively, and the remaining will be recognized over the expected requisite service period.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.	SHARE-BASED COMPENSATION - continued

Stock options - continued

On May 19, 2014, the Company granted 69,593,691 share options to certain employees with exercise price of $1.097 per share. Amongst, 34,796,847 shares were under agreement where 25% of the options will be vested on May 19, 2015 and 1/36 of the remaining 75% will be vested at the 18th day of each calendar month after May 19, 2015 through the end of the fourth year; 34,796,844 were under conditional option agreement where (1) 100% of the options shall be forfeited on May 19, 2017 unless the average closing price of one ADS of the Company during any 30-day period beginning on or after May 19, 2014 and ending on or before May 19, 2017 is US$6.00 or higher, and (2) 25% of the options will be vested on May 19, 2015 and 1/36 of the remaining 75% will be vested at the 18th day of each calendar month after May 19, 2015 through the end of the fourth year, however, that any conditional management options shall not be vested until the end of said 30-day period. On December 23, 2015, the Company’s Compensation Committee approved to waive the award condition for certain outstanding share options. The total incremental cost as a result of the modification was $10,926, of which $4,446 were recognized as share-based compensation expenses for the year ended December 31, 2015 and the remaining will be recognized over the expected requisite service period.

On December 29, 2014, the Company’s Compensation Committee approved to reduce the exercise price for all outstanding options previously granted by the Company with an exercise price higher than $0.873 per ordinary share to $0.873 per share. This action was accounted for as a share option modification and required the remeasurement of these share options. This remeasurement resulted in a total incremental share-based compensation of $6,350, of which $3,678 and $1,494 were recognized in 2014 and 2015 for the vested share options and the remaining will be recognized ratably over the remaining vesting period of the awards.

Excluding the options containing market and service vesting conditions, the Company calculated the estimated fair value of the options on the respective grant dates using Black-Scholes option pricing model or binomial option pricing model with assistance from independent valuation firms, with the following assumptions used in 2013, 2014. The Company has not granted any options in 2015.

	Years ended December 31,
	2013	2014
	Using binomial model	Using binomial model
Risk-free interest rate	2.0~2.9%	2.6%
Volatility	55%~57%	54%
Expected term (in years)	10	10
Exercise price	$0.01~$1.087	$1.097
Dividend yield	-	-

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.	SHARE-BASED COMPENSATION - continued

Stock options - continued

(2)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected life of the options.

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

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $1.02, $0.84, and $1.23 of the Company’s ordinary share on December 31, 2013, 2014 and 2015, respectively.

The total intrinsic value of options outstanding as of December 31, 2013, 2014 and 2015 were $15,964, $7,451, and $46,430, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.	SHARE-BASED COMPENSATION - continued

Stock options - continued

The following table summarizes information with respect to share options outstanding as of December 31, 2015:

	Options outstanding				Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted	Weighted
		average	average	average		average	average	average
	Number	remaining	exercise	intrinsic	Number of	remaining	exercise	intrinsic
Range of exercise prices	outstanding	contractual life	price	value	exercisable	contractual life	price	value

$0.08~$0.18	6,697,196	5.03	$0.08	$7,656	6,547,116	4.98	$0.09	$7,473
$0.2~$0.3	1,043,880	0.79	$0.23	$1,042	1,043,871	0.79	$0.23	$1,042
$0.35~$0.38	1,059,802	1.78	$0.36	$922	1,059,792	1.78	$0.36	$922
$0.873~$1.2	104,081,519	7.73	$0.87	$36,810	57,535,974	7.31	$0.87	$20,349
	112,882,397			$46,430	66,186,753			$29,786

		Weighted	Weighted
		average	average
		exercise	grant date
	Number of shares	price	fair value

Balance, January 1, 2014	70,979,125	$0.77	$0.86
Granted	69,593,691	$0.87	$0.55
Exercised	(7,477,739)	$0.32	$0.24
Forfeited	(15,247,071)	$0.52	$1.13
Balance, December 31, 2014	117,848,006	$0.81	$0.68
Exercised	(3,089,784)	$0.44	$0.28
Forfeited	(1,875,825)	$0.87	$0.65
Balance, December 31, 2015	112,882,397	$0.82	$0.69
Exercisable, December 31, 2015	66,186,753	$0.78
Expected to vest, December 31, 2015	46,695,644	$0.87

For employee stock options, the Company recorded share-based compensation from continuing operations of $9,404, $18,282, and $22,989 and from discontinued operations of $5,033, $777 and $1,736 for the years ended December 31, 2013, 2014, and 2015, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

For non-employee options, the Company recorded share-based compensation from continuing operations of $721, $614, and $77 and from discontinued operations of $nil for the years ended December 31, 2013, 2014, and 2015, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of December 31, 2015, there was $35,709 unrecognized share-based compensation expense relating to share options. This amount is expected to be recognized over a weighted-average vesting period of 2.23 years.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

On May 19, 2014, the Company granted 8,035,500 restricted Class A ordinary shares to employees under 2011 Equity Incentive Plan. Amongst, 874,500 shares were under agreement where 25% of the nonvested restricted shares will vest on the first anniversary of the vesting commencement date as of May 18, 2015, and the remaining 75% will vest at the 18th day of each calendar month subsequent to May 18, 2015; 7,161,000 shares were under agreement where one-forty eighth (1/48) of the nonvested restricted shares will vest at the 18th day of each calendar month subsequent to May 19, 2014.

On July 17, 2014, the Company granted 78,000 restricted Class A ordinary shares to employees under 2011 Equity Incentive Plan. Amongst, 60,000 shares were under agreement where one-forty eighth (1/48) of the nonvested restricted shares will vest at the 16th day of each calendar month subsequent to July 17, 2014; 18,000 shares were under agreement where 25% of the nonvested restricted shares will vest on the first anniversary of the vesting commencement date as of July 16, 2015, and the remaining 75% will vest at the 16th day of each calendar month subsequent to July 16, 2015.

On October 17, 2014, the Company granted 1,144,035 restricted Class A ordinary shares to employees under 2011 Equity Incentive Plan. Amongst, 652,500 shares were under agreement where one-forty eighth (1/48) of the nonvested restricted shares will vest at the 16th day of each calendar month subsequent to October 17, 2014; 237,000 shares were under agreement where 25% of the nonvested restricted shares will vest on the first anniversary of the vesting commencement date as of October 16, 2015, and the remaining 75% will vest at the 16th day of each calendar month subsequent to October 16th, 2015; 254,535 shares were vested immediately after granted.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.	SHARE-BASED COMPENSATION - continued

Nonvested restricted shares - continued

On January 1, 2015, the Company granted 225,000 restricted Class A ordinary shares to employees under 2011 Plan under agreement where one-forty eighth (1/48) of the nonvested restricted shares will vest at the 30th day of each calendar month subsequent to January 1, 2015;

On January 5, 2015, the Company granted 218,592 restricted Class A ordinary shares to employees under 2011 Plan under agreement where one-forty eighth (1/48) of the nonvested restricted shares will vest at the 4th day of each calendar month subsequent to January 5, 2015;

On January 20, 2015, the Company granted 24,000 restricted Class A ordinary shares to employees under 2011 Plan under agreement where one-forty eighth (1/48) of the nonvested restricted shares will vest at the 19th day of each calendar month subsequent to January 20, 2015;

On April 15, 2015, the Company granted 1,170,000 restricted Class A ordinary shares to employees under 2011 Plan under agreement where one-forty eighth (1/48) of the nonvested restricted shares will vest at the 14th day of each calendar month subsequent to April 15, 2015;

On May 15, 2015, the Company granted 3,892,500 restricted Class A ordinary shares to employees under 2011 Plan. Amongst, 3,436,500 shares were under agreement where one-forty eighth (1/48) of the nonvested restricted shares will vest at the 14th day of each calendar month subsequent to May 15, 2015; 456,000 shares were under agreement where 25% of the nonvested restricted shares will vest on the first anniversary of the vesting commencement date as of May 14, 2016, and the remaining 75% will vest at the 14th day of each calendar month subsequent to May14, 2016;

On June 15, 2015, the Company granted 45,000 restricted Class A ordinary shares to employees under 2011 Plan. Amongst, 27,000 shares were under agreement where one-forty eighth (1/48) of the nonvested restricted shares will vest at the 14th day of each calendar month subsequent to June 15, 2015; 18,000 shares were under agreement where 25% of the nonvested restricted shares will vest on the first anniversary of the vesting commencement date as of June 14, 2016, and the remaining 75% will vest at the 14th day of each calendar month subsequent to June 14, 2016;

On September 30, 2015, the Company granted 402,000 restricted Class A ordinary shares to employees under 2011 Plan. Amongst, 300,000 shares were under agreement where one-forty eighth (1/48) of the nonvested restricted shares will vest at the 29th day of each calendar month subsequent to September 30, 2015; 102,000 shares were under agreement where 25% of the nonvested restricted shares will vest on the first anniversary of the vesting commencement date as of September 29, 2016, and the remaining 75% will vest at the 29th day of each calendar month subsequent to September 29, 2016;

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.	SHARE-BASED COMPENSATION - continued

Nonvested restricted shares - continued

On November 1, 2015, the Company granted 48,000 restricted Class A ordinary shares to employees under 2011 Plan under agreement where one-forty eighth (1/48) of the nonvested restricted shares will vest at the 30th day of each calendar month subsequent to November 1, 2015.

Immediately before the disposition of Qianjun Technology in November 2014 (see Note 4.3), the Company accelerated the vesting of the nonvested restricted shares that were previously granted to Qianjun Technology’s employees to fully vest. As a result, the Company recorded incremental share-based compensation expenses of $1,955, which was considered as disposition-related cost and recorded as a deduction of the gain on deconsolidation of the subsidiaries.

A summary of the nonvested restricted shares activity is as follows:

	Weighted	Weighted
	number of	average fair value
	nonvested	per ordinary
	restricted	share at the
	shares	grant dates
Outstanding as of December 31, 2013	1,764,150	1.10
Granted	9,257,535	1.10
Vested	(3,314,997)	1.09
Forfeited	(1,993,695)	1.10
Outstanding as of December 31, 2014	5,712,993	1.10

Granted	6,025,092	0.97
Vested	(2,084,511)	1.04
Forfeited	(3,643,836)	1.04
Outstanding as of December 31, 2015	6,009,738	1.02

The Company recorded compensation expenses based on the fair value of nonvested restricted shares on the grant dates over the requisite service period of award using the straight line vesting attribution method. The fair value of the nonvested restricted shares on the grant date was the closing market price of the ordinary shares as of the date. The Company recorded the compensation expenses related with nonvested restricted shares from continuing operations of $25, $1,196 and $1,509 and from discontinued operations of $955, $2,735 and $nil for the years ended December 31, 2013, 2014 and 2015, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.	SHARE-BASED COMPENSATION - continued

Nonvested restricted shares - continued

There was total unrecognized compensation expense of $6,852 related to nonvested restricted shares granted as of December 31, 2015. The expense is expected to be recognized over a weighted-average period of 3.03 years.

In December 2015, the Company provided a loan of $1,930 to one of its employees who was also a 25% noncontrolling shareholder of Wanmen, a subsidiary in which the Company initially owned a 75% equity interest. The employee used the loan to further contribute to Wanmen’s capital. In January 2016, the Company waived the loan to the noncontrolling interest shareholder. The Company determined that the waiver of the loan and the capital contribution of Wanmen were a single transaction and accounted for the waiver of the loan as share-based compensation expense during the year ended December 31, 2015.

The amount of share-based compensation expense for options and nonvested restricted shares attributable to cost of revenues, selling and marketing, research and development, general and administrative expenses and loss from the operations of the discontinued operations are as follows:

	Years ended December 31,
	2013	2014	2015

Gross amount:
Selling and marketing	$138	$193	$243
Research and development	404	916	781
General and administrative	9,608	18,983	25,481
	10,150	20,092	26,505
Expense from the discontinued operations	5,988	3,512	1,736
Total share-based compensation expense	$16,138	$23,604	$28,241

There was no income tax benefit recognized in the statements of operations for share-based compensation for the years ended December 31, 2013, 2014 and 2015.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	RELATED PARTY BALANCES AND TRANSACTIONS

Details of related party balances and transactions as of December 31, 2014 and 2015 are as follows:

(1)	Amounts due from related parties

As of December 31, 2014 and 2015, amounts due from related parties were $1,001 and $16,484, respectively, and details are as follows:

		As of December 31,
	Note	2014	2015

Gummy Inc., subsidiary of Oak Pacific Holdings (“OPH”)	(i)	$20	$19
Beijing Qian Xiang Hu Lian Technology Development Co., Ltd., (“Hu Lian”), subsidiary of OPH	(i)	342	365
Qingting, equity investee of the Company		220
JMOOP, equity investee of the Company	9(ii)	419	-
Intermediary			137
Golden Axe, equity investee of the Company	(ii)	-	15,963
Total		$1,001	$16,484

(i)	OPH is an entity controlled by the CEO of the Company. The two subsidiaries of OPH, Gummy Inc. and Hu Lian have acted as collection agents of the Company during 2014 and 2015.

(ii)	The balance mainly represents the loans to Shenzhen Golden Axe Co., Ltd. and Golden Axe Inc. (collectively, “Golden Axe”). Since December 2014, the Company entered into a series of loan agreements with Golden Axe, pursuant to which, short-term loans with an aggregate amount of $15,804 were provided by the Company. Among the loans, $3,320 bears interest of 5% per annum and the rest is interest-free. All the loans were expected to be repaid within 12 months. In December 2015, Golden Axe became an equity investee of the Company.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(2)	Amounts due to related parties:

	As of December 31,
	2014	2015

Mapbar Technology Limited, equity investee of the Company	$37	$36
Total	$37	$36

(3)	Transactions with related parties for amount due from related parties

	Years ended December 31,
	2013	2014	2015

Back office service provided to Hu Lian, subsidiary of OPH	$128	$104	$38
Professional fees paid for Nuomi by the Company.	175	-	-
Dividend declared but not paid by JMOOP, equity investee of the Company.	-	419	-
Loan to Qingting, equity investee of the Company	-	228	2
Loan to Beautiful Bay Co., Ltd, substantially controlled by the majority shareholder of OPH	-	-	4,775
Intermediary transactions	-	-	142
Total	$303	$751	$4,957

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(4)	Transactions with related parties for amount due to related parties

	Years ended December 31,
	2013	2014	2015

Location-based service provided by Mapbar, equity investee of the Company	$299	$203	$110
Internet service provided by Qingting, equity investee of the Company	111	197	-
Used car service provided by 268V Limited, equity investee of the Company			42
Total	$410	$400	$152

(5)	In July 2012, the Company purchased $10,000 Series 2012-A Senior Secured Sofi Loan Notes issued by SoFi Lending Corp., a subsidiary of SoFi. OPH is a shareholder of SoFi and the Company’s chairman and CEO, Joe Chen, is a director of SoFi. In September 2012, March 2014, January and February 2015, and October 2015, the Company invested $49,000, $20,789, $22,331 and $150,000 in newly issued Series B preferred shares, Series D preferred shares, Series E preferred shares and Series F preferred shares of SoFi, respectively, concurrently with a group of other investors. These transactions were approved by the independent, disinterested members of the Company’s board and the audit committee of the board.

(6)	In November 2015, the CEO of the Company provided joint and several liability guarantee for a long-term debt with a principal of $69,468 (see Note 12).

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	SEGMENT INFORMATION

The Company’s Chief Operating Decision Maker (the “CODM”) is the CEO, who is responsible for decisions about allocating resources and assessing performance of the Company.

As described in Note 4, Nuomi, Qingting, Qianjun Technology (excluding Woxiu business), and Online Gaming were treated as discontinued operations. As a result, the Company reevaluted its segments and concluded that it had two remaining reportable segments as of and for the year ended December 31, 2015, namely Renren and Internet Finance. The segment information for the years 2013 and 2014 were retrospectively revised to reflect such changes as follows:

	Year ended December 31, 2013			Year ended December 31, 2014			Year ended December 31, 2015
	Renren	Internet Finance	Total	Renren	Internet Finance	Total	Renren	Internet Finance	Total

Net revenues	$64,050	-	$64,050	$46,641	$27	$46,668	$32,507	$8,604	$41,111
Cost of revenues	32,970	-	32,970	34,563	100	34,663	29,732	6,988	36,720
Operating expenses	135,903	-	135,903	171,246	1,672	172,918	87,331	22,366	109,697
Operating (loss) income	(104,823)	-	(104,823)	(159,168)	(1,745)	(160,913)	(84,556)	(20,750)	(105,306)
Net income (loss) from continuing operations	(34,424)	-	(34,424)	31,535	(1,745)	29,790	(202,427)	(20,750)	(223,177)
Net income (loss) from discontinued operations	98,065	-	98,065	30,288	-	30,288	1,520	-	1,520
Net income (loss)	$63,641	-	$63,641	$61,823	$(1,745)	$60,078	$(200,907)	$(20,750)	$(221,657)

The Company does not allocate assets to its current operating segments as management does not believe that allocating these assets is useful in evaluating these segments’ performance. Accordingly, the Company has not made disclosure of total assets by reportable segment.

The majority of the Company’s revenue for the years ended December 31, 2013, 2014 and 2015 was generated from the PRC.

As of December 31, 2013, 2014 and 2015, respectively, substantially all of long-lived assets of the Company were located in the PRC.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

20.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per ordinary share for the years ended:

	Years ended December 31,
	2013	2014	2015

Net (loss) income:
(Loss) income from continuing operations	$(34,424)	$29,790	$(223,177)
Income on discontinued operations, net of tax	98,065	30,288	1,520

Net income (loss)	63,641	60,078	(221,657)
Add: net loss attributable to noncontrolling interest	92	382	1,529

Net income (loss) attributable to Renren Inc. shareholders	$63,733	$60,460	$(220,128)

Weighted average number of ordinary shares outstanding used in computing net income (loss) per ordinary share-basic	1,118,091,879	1,059,446,436	1,019,378,556
Incremental weighted average ordinary shares from assumed exercise of stock options using the treasury stock method	12,648,043	8,185,273	7,857,646

Weighted average number of ordinary shares outstanding used in computing net income per ordinary share-diluted	1,130,739,922	1,067,631,709	1,027,236,202

Net (loss) income per ordinary share attributable to Renren Inc. shareholders - basic:
(Loss) income per ordinary share from continuing operations	$(0.03)	$0.03	$(0.22)
Income per ordinary share from discontinued operations	$0.09	$0.03	$0.00

Net income (loss) per ordinary share attributable to Renren Inc. shareholders - basic:	$0.06	$0.06	$(0.22)

Net (loss) income per ordinary share attributable to Renren Inc. shareholders - diluted:
(Loss) income per ordinary share from continuing operations	$(0.03)	$0.03	$(0.22)
Income per ordinary share from discontinued operations	$0.09	$0.03	$0.00

Net income (loss) per ordinary share attributable to Renren Inc. shareholders - diluted:	$0.06	$0.06	$(0.22)

For the years ended December 31, 2014 and 2015, 75,475,022 and 71,934,546 stock options and 4,778,877 and 2,232,348 nonvested shares were excluded from the calculation of diluted weighted average number of common shares, respectively, as their effect was anti-dilutive.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.	COMMITMENTS AND CONTINGENCY

(1)	Operating lease as lessee

The Company leases its facilities and offices under non-cancelable operating lease agreements. In addition, the Company pays telecommunications carriers and other service providers for telecommunications services and for hosting its servers at their internet data centers under non-cancelable agreements, which are treated as operating leases. These leases expire through 2018 and are renewable upon negotiation. Rental and bandwidth expenses under operating leases for 2013, 2014 and 2015 from continuing operations were $22,096, $18,575, and $12,113 respectively and from discontinued operations were $15,144, $12,272 and $2,553, respectively.

Future minimum lease payments under such non-cancellable leases as of December 31, 2015 are as follows:

2016	$8,514
2017	7,711
2018	6,255
2019 and thereafter	-
Total	$22,480

(2)	Future minimum principal payments related to the Company’s long-term debts as of December 31, 2015 are as follows (see Note 12):

2016	$-
2017	-
2018	59,260
2019 and thereafter	69,468
Total	$128,728

(3)	Unconditional investment commitment

The Company was obligated to pay up to $4,156 and $24,865 for the acquisition of investments under various arrangements as of December 31, 2014 and 2015, respectively. The Company’s investment commitment as of December 31, 2015 mainly related to Credit Shop (see Note 9(xii)).

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

22.	EMPLOYEE BENEFIT PLAN

Full time employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits from continuing operations were $15,046, $11,769 and $10,032 and from discontinued operations were $12,487, $4,261 and $621 for the years ended December 31, 2013, 2014 and 2015, respectively.

23.	STATUTORY RESERVE AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries and VIE entities located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of the Company’s subsidiaries, the Company’s affiliated PRC entities and their respective subsidiaries. The Company’s subsidiaries and VIE entities are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2015, none of the Company’s PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold, therefore they will continue to allocate at least 10% of their after-tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Company’s subsidiaries.

The appropriation to these reserves by the Company’s PRC subsidiaries was $nil, $nil and $nil for the years ended December 31, 2013, 2014 and 2015, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE entities. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE entities in the Company not available for distribution was $350,823 as of December 31, 2015.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

24.	SUBSEQUENT EVENT

Stock incentive plan

On January 15, 2016, the Company approved to increase the total number of shares issuable under the 2011 Plan by 45,000,000 class A ordinary shares to 110,014,158 class A ordinary shares; meanwhile, the Company approved a 2016 stock incentive plan, pursuant to which the maximum number of shares of the Company available for issuance pursuant to all awards thereunder shall be 53,596,236 class A ordinary shares of the Company.

Asset-backed securitization

On January 21, 2016, the Company originated the issuance of an asset-backed security product with a size approximating $46,287, collateralized by its creditor’s rights arising from the internet finance business in relation to the used automobiles purchase financing. The security product is traded on the Shanghai Stock Exchange. The Company is in the process of assessing the accounting impact for the transaction.

Long-term investment

(1)

In January 2016, the Company acquired 26,081,176 Series B Preferred Shares issued by Golden Axe, an equity method investee of the Company as of December 31, 2015. As a result, the Company’s equity ownership increased to 20.46%.

(2)	In Jannuary 2016, the Company purchased Series C Preferred Shares with a consideration of $950 from Fiscal Note, Inc..

(3)	In February 2016, the Company purchased additional Series A Preferred Shares with a consideration of $20,000 from Credit Shop according to the convertible revolving loan arrangement (see Note 9 (xii).

(4)	In March 2016, the Company purchased Series A Preferred shares with a consideration of $2,437 from Onerent Inc..

(5)	In March 2016, the Company purchased Series B++ Preferred Shares with a consideration of $1,000 from Omni.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

24.	SUBSEQUENT EVENT - continued

(6)	In March 2016, the Company purchased shares with a consideration of $2,933 from Beijing Da Zhang Fang Internet Technology Co., Ltd..

(7)	In March 2016, the Company purchased common shares with a consideration of $3,087 from Beijing Cai Qiu Shi Ji Technology Development Co., Ltd..

(8)	In March 2016, the Company provided a loan of $200 to Sindeo, Inc. (“Sindeo”), an equity method investee of the Company. The loan bears interest at an annual rate of 5%. The sum of the principal and the interest would be automatically converted into Sindeo’s equity securities upon the occurrence of certain condition or within 18 months.

(9)	In April 2016, ESS exercised the option to request additional investment of $7,000 from the Company. The Company made the investment accordingly (see Note 9(v)).

(10)	From February 2016 to April 2016, the Company made investments of $200, $200 and $146 to Future Capital Discovery Fund I, L.P., 11.2 Capital I, L.P. and Social Leverage Capital Fund II, L.P., respectively.

(11)	From February 2016 to April 2016, the Company withdrew all of its investment in Hayman for an amount of $30,000.

(12)	In May 2016, the Company purchased Series C Preferred Shares with a consideration of $500 from GoGo.

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	As of December 31,
	2014	2015
ASSETS

Current assets:
Cash and cash equivalents	$95,485	$5,633
Restricted cash	-	115,370
Term deposits	139,890	-
Short-term investments	28,139	-
Prepaid expenses and other current assets	3,048	18,848
Amounts due from subsidiaries	933,496	1,062,047
Amounts due from related parties	419	-

Total current assets	1,200,477	1,201,898

Long-term investments	83,403	242,099
Investment in subsidiaries	(192,061)	(350,092)
Other non-current assets	18,460	-

TOTAL ASSETS	$1,110,279	$1,093,905

LIABILITIES AND EQUITY

Current liabilities:
Short-term debt	-	100,000
Accrued expenses and other current liabilities	1,614	3,135
Income tax payable	6,027	-

Total current liabilities	7,641	103,135

Long-term liabilities	-	53,570
Other non-current liabilities	-	6,656

TOTAL LIABILITIES	7,641	163,361

Equity:
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized,720,040,971 and 714,365,091 shares issued and outstanding as of December 31, 2014 and 2015, respectively	720	714
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 305,388,450 and 305,388,450 shares issued and outstanding as of December 31, 2014 and 2015, respectively	305	305
Additional paid-in capital	1,224,393	1,243,083
Accumulated deficit	(130,554)	(350,682)
Accumulated other comprehensive income	7,774	37,124

Equity	1,102,638	930,544

TOTAL LIABILITIES AND EQUITY	$1,110,279	$1,093,905

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2013	2014	2015

Selling and marketing	$398	$625	$243
Research and development	697	1,342	780
General and administrative	14,820	24,964	28,811

Total operating expenses	15,915	26,931	29,834

Other income (loss)	574	332	(528)
Exchange gain (loss) on offshore bank accounts	1,386	(2,314)	(376)
Interest income	12,508	7,059	(339)
Realized gain on short-term investments	56,727	167,225	4,102
Impairment of short-term investments	(2,098)	-	-
Earnings (loss) in equity method investments	23,070	4,835	(3,516)
Gain (loss) on disposal of equity method investments	-	60,116	(534)
Gain on deconsolidation of the subsidiaries	132,821	-
Equity in loss of subsidiaries and variable interest entities	(145,340)	(149,862)	(189,103)

Net income (loss)	$63,733	$60,460	$(220,128)

Other comprehensive income (loss), net of tax:
Foreign currency translation	4,805	(5,039)	(7,777)
Net unrealized gain on available-for-sale investments, net of tax of $nil for the years ended December 31, 2012, 2013 and 2014, respectively	183,932	13,223	40,695
Transfer to statements of operations of realized gain on available-for-sale securities, net of tax of $nil for the years ended December 31, 2012, 2013 and 2014, respectively	(55,768)	(175,191)	(3,568)
Transfer to statements of operations as a result of other-than-temporary impairment of short-term investments, net of tax of $nil	2,098	-	-

Other comprehensive income (loss)	$135,067	$(167,007)	$29,350
Comprehensive income (loss)	$198,800	$(106,547)	$(190,778)

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENT OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

										Accumulated	Total
	Class A		Class B				Additional			other	Renren
	ordinary shares		ordinary shares		Treasury shares		paid-in	Subscription	Accumulated	comprehensive	Inc.’s
	Shares	Amount	Shares	Amount	Shares	Amount	capital	receivable	deficit	income	equity

Balance at January 1, 2013	729,848,742	$730	402,680,117	$403	-	-	$1,319,044	$(229)	$(254,747)	$39,714	$1,104,915
Stock-based compensation	-	-	-	-	-	-	16,138	-	-	-	16,138
Other comprehensive income	-	-	-	-	-	-	-	-	-	135,067	135,067
Net income	-	-	-	-	-	-	-	-	63,733	-	63,733
Exercise of share option and restricted shares vesting	16,763,199	17	2,708,333	2	-	-	4,013	-	-	-	4,032
Repurchase of ordinary shares	(56,635,569)	(57)	-	-	-	-	(55,517)				(55,574)
Transfer Class B shares to Class A shares	100,000,000	100	(100,000,000)	(100)	-	-	-	-	-	-	-
Bad debt provision of share subscription receivables	-	-	-	-	-	-	-	229	-	-	229
Receipt of repayment from shareholder	-	-	-	-	-	-	1,605	-	-	-	1,605

Balance at December 31, 2013	789,976,372	$790	305,388,450	$305	-	-	$1,285,283	-	$(191,014)	$174,781	$1,270,145
Stock-based compensation	-	-	-	-	-	-	23,604	-	-	-	23,604
Other comprehensive income	-	-	-	-	-	-	-	-	-	(167,007)	(167,007)
Net income	-	-	-	-	-	-	-	-	60,460	-	60,460
Exercise of share option and restricted shares vesting	10,792,736	11	-	-	-	-	2,748	-	-	-	2,759
Repurchase of ordinary shares	(80,728,137)	(81)	-	-	-	-	(87,242)	-	-	-	(87,323)

Balance at December 31, 2014	720,040,971	$720	305,388,450	$305	-	-	$1,224,393	-	$(130,554)	$7,774	$1,102,638
Stock-based compensation	-	-	-	-	-	-	28,241	-	-	-	28,241
Other comprehensive income	-	-	-	-	-	-	-	-	-	29,350	29,350
Net income	-	-	-	-	-	-	-	-	(220,128)	-	(220,128)
Exercise of share option and restricted shares vesting	5,236,230	5	-	-	-	-	1,362	-	-	-	1,367
Repurchase of ordinary shares	(10,912,110)	(11)	-	-	-	-	(10,281)	-	-	-	(10,292)
Purchase of noncuntrolling Interest in Jiehun China	-	-	-	-	-	-	119	-	-	-	119
Decrease in equity interest of Wanmen	-	-	-	-	-	-	(751)	-	-	-	(751)

Balance at December 31, 2015	714,365,091	$714	305,388,450	$305	-	-	$1,243,083	-	$(350,682)	$37,124	$930,544

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2013	2014	2015
Cash flows from operating activities:
Net income (loss)	$63,733	$60,460	$(220,128)
Equity in income of subsidiaries and variable interest entities	145,340	149,862	189,103
Share-based compensation expense	11,754	22,827	24,575
Gain on deconsolidation of subsidiaries	(132,821)	-	-
Gain (loss) on disposal of equity method investment	-	(60,116)	534
Depreciation and amortization	267	-	-
Exchange (gain) loss on offshore accounts	(1,386)	2,314	376
Impairment on short-term investments	2,098	-	-
Gain on short-term investments and fair value change of derivatives	(56,727)	(167,225)	(4,102)
(Earnings) loss in equity method investments	(23,070)	(4,835)	3,516
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(9)	1,770	2,796
Accrued expenses and other current liabilities	538	(444)	(5,040)
Other non-current liabilities	-	-	966
Increase in amounts due from subsidiaries	(250,013)	(512,295)	(128,551)
Capital distribution received from Japan Macro	19,158	25,321	-

Net cash used in operating activities	(221,138)	(482,361)	(135,955)

Cash flows from investing activities:
Restricted cash	-	-	(15,370)
Decrease in term deposits	158,687	250,495	139,514
Proceeds from sale of available-for-sale securities	118,958	415,528	33,416
Proceeds from sale of derivative financial instruments	959	80,861	-
Proceeds from principal return on Series 2012-A Senior Secured Sofi Loan Notes	1,353	1,370	984
Proceeds from sales of equity method investment	-	46,484	-
Capital distribution received from equity method investees	-	74,721	9,854
Dividend received from available-for-sale securities	-	1,050	137
Purchase of available-for-sale securities	(88,676)	(129,407)	-
Purchase of derivative financial instruments	-	(90,112)	-
Purchase of equity method investments	(20,000)	(20,789)	(172,331)
Purchase of cost method investments	-	-	(300)
Cash disposed of from deconsolidation of subsidiaries	(18,309)	-	-

Net cash provided by (used in) investing activities	152,972	630,201	(4,096)

Cash flows from financing activities:
Repurchase of ordinary shares	(55,575)	(76,462)	(10,292)
Deposits for share repurchase	(10,860)	-	-
Proceeds from exercise of share options	2,913	2,514	1,231
Proceeds from the issuance of promissory note issued to Nuomi Inc.	60,884	-	-
Proceeds from borrowings	-	-	159,260
Restricted cash from debt borrowings	-	-	(100,000)
Repayment of promissory note issued to Nuomi Inc.	-	(60,884)	-

Net cash (used in) provided by financing activities	(2,638)	(134,832)	50,199

Net (decrease) increase in cash and cash equivalents	(70,804)	13,008	(89,852)
Cash and cash equivalents at beginning of year	153,390	82,586	95,485
Effect of exchange rate changes	-	(109)	-
Cash and cash equivalents at end of year	$82,586	$95,485	5,633

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries and VIE.

The condensed financial information is provided since the restricted net assets of the Company’s subsidiaries, VIE and VIE’s subsidiaries were $350,823, over 25% of the consolidated net assets of the Company as of December 31, 2015.

2.	INVESTMENTS IN SUBSIDIARIES, VIE AND VIE’S SUBSIDIARIES

The Parent Company and its subsidiaries, VIEs and VIEs’ subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Parent Company’s stand-alone financial statements, its investments in subsidiaries, VIEs and VIEs’ subsidiaries were reported using the equity method of accounting. The Parent Company’s share of loss from its subsidiaries, VIEs and VIEs’ subsidiaries were reported as share of loss of subsidiaries, VIEs and VIEs’ subsidiaries in the accompanying Parent Company financial statements. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries, VIEs and VIEs’ subsidiaries regardless of the carrying value of the investment even though the Parent Company is not obligated to provide continuing support or fund losses.

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

Financial Statements (in liquidation) as of and for the

Year Ended December 31, 2015

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.
(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF ASSETS AND LIABILITIES (IN LIQUIDATION)
AS OF DECEMBER 31, 2015
(Expressed in U.S. dollars)

ASSETS

CASH	$31,928

DUE FROM MASTER FUND	11,945

TOTAL	$43,873

LIABILITIES AND PARTNERS’ CAPITAL

ACCRUED EXPENSES	$43,873

TOTAL LIABILITIES	43,873

PARTNERS’ CAPITAL	—

TOTAL	$43,873

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.
(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF OPERATIONS (IN LIQUIDATION)
FOR THE YEAR ENDED DECEMBER 31, 2015
(Expressed in U.S. dollars)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS ALLOCATED FROM MASTER FUND:
Realized gain on derivative instruments and securities	$51,807,593
Net change in unrealized appreciation/depreciation on derivative instruments and securities	(38,746,724)

Net realized and unrealized gain on derivative instruments and securities allocated from Master Fund	13,060,869

NET INVESTMENT LOSS ALLOCATED FROM MASTER FUND:
Interest expense	(17,912)
Management fees	(559,784)
Professional, administrator and other expenses	(168,081)

Net investment loss allocated from Master Fund	(745,777)

PARTNERSHIP EXPENSES — Other expenses	(59,532)

NET INVESTMENT LOSS	(805,309)

INCREASE IN PERFORMANCE DISTRIBUTION AT MASTER FUND	(2,451,772)

NET INCREASE IN PARTNERS’ CAPITAL RESULTING FROM OPERATIONS	$9,803,788

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.
(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL (IN LIQUIDATION)
FOR THE YEAR ENDED DECEMBER 31, 2015
(Expressed in U.S. dollars)

	General	Limited
	Partner	Partners	Total

PARTNERS’ CAPITAL — January 1, 2015	$-	$69,488,535	$69,488,535

DECREASE IN PARTNERS' CAPITAL RESULTING FROM CAPITAL TRANSACTIONS

Capital distributions	-	(79,292,323)	(79,292,323)

DECREASE IN PARTNERS' CAPITAL RESULTING FROM CAPITAL TRANSACTIONS	-	(79,292,323)	(79,292,323)

INCREASE (DECREASE) IN PARTNERS' CAPITAL RESULTING FROM INVESTMENT OPERATIONS

Net realized and unrealized gain on derivative instruments and securities allocated from Master Fund	-	13,060,869	13,060,869

Net investment loss	-	(805,309)	(805,309)

Increase in performance distribution at Master Fund (see Note 4)	-	(2,451,772)	(2,451,772)

NET INCREASE IN PARTNERS' CAPITAL RESULTING FROM INVESTMENT OPERATIONS	-	9,803,788	9,803,788

PARTNERS’ CAPITAL — December 31, 2015	$-	$-	$-

See notes to financial statements and attached financial statements of the Master Fund.

JAPAN MACRO OPPORTUNITIES OFFSHORE PARTNERS, L.P.

(A Cayman Islands Exempted Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

(Expressed in U.S. dollars)

1.	ORGANIZATION

Japan Macro Opportunities Offshore Partners, L.P. (the “Partnership”) is a Cayman Islands exempted limited partnership organized on March 22, 2010, which began operations on July 9, 2010. The limited partnership agreement (the “Partnership Agreement”) was most recently amended and restated on April 25, 2014. The Partnership is registered under the Mutual Funds Law of the Cayman Islands. The Partnership has elected to be taxed as a corporation from a U.S. federal income tax perspective. The investment objective of the Partnership is to achieve capital appreciation through investments in public and private securities and other financial instruments. This investment strategy is executed solely through an investment in Japan Macro Opportunities Master Fund, L.P. (the “Master Fund”) (a Cayman Islands Exempted Limited Partnership). Japan Macro Opportunities Partners, L.P. a Delaware limited partnership (the “Onshore Fund”), also invests in the Master Fund. As of December 31, 2015, the capital balance is $0 in the Master Fund.

Hayman Offshore Management, Inc. is the general partner (the “General Partner”) of the Partnership, and a general partner of the Master Fund. Hayman Capital Management L.P. is the managing general partner of the Master Fund (the “Managing General Partner”). Hayman Advisors SLP, L.P., an affiliate of the General Partner, was designated by the General Partner as the special limited partner (the “Special Limited Partner”) of the Master Fund. For year ended December 31, 2015, the General Partner had no partner capital balance in the Partnership.

As of January 1, 2015, SEI Global Securities, Inc. was appointed as the Partnership’s administrator.

2.	SIGNIFICANT ACCOUNTING POLICIES

Liquidation Basis of Accounting — The Partnership changed its basis of accounting from the going concern basis to the liquidation basis effective August 31, 2015, the end of the period that trading activity ceased in the Master Fund. Subsequent to the cessation of trading activities, net available cash was distributed to limited partners in accordance with their pro-rata tranche ownership ratios. Under this basis of accounting, assets are valued at their estimated net realizable values and liabilities are valued at their estimated settlement amounts. The Master Fund and the Partnership are investment companies and therefore comply with accounting and reporting guidance presented in Accounting Standards Codification 946, Finanical Services — Investment Companies.

The accompanying financial statements are presented using accounting principles generally accepted in the United States of America (“GAAP”). Financial statements prepared on a GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. The Managing General Partner anticipates that all remaining assets will likely be liquidated within 24 months.

Income and Expense Recognition — The Partnership’s pro-rata share of income and expense and realized and unrealized gain and loss from its direct investment in the Master Fund are included in their appropriate revenue and expense categories in the Partnership’s Statement of Operations. In addition, the Partnership accrues its own direct expenses.

Cash and Cash Equivalents — The Partnership defines cash and cash equivalents as cash and short-term, highly liquid investments with original maturities of 90 days or less. As of December 31, 2015, $31,928 is invested in money market funds offered by JP Morgan.

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

The Partnership determines whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Partnership reviews and evaluates tax positions in the jurisdictions in which the Partnership operates and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, management concluded that, the Partnership’s tax returns will remain open for examination by major tax jurisdictions, including U.S. Federal, U.S. states, Japan, Cayman Islands and foreign jurisdictions where the Partnership and Master Fund make significant investments, for the amount of time specified under the applicable statutes of limitations (with limited exceptions). The Partnership’s tax returns will remain open for examination by tax authorities for a period of three years from when they are filed. Accordingly, the Partnership’s 2012 and subsequent tax returns remain open for examination. The Partnership is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense has been recorded in the accompanying financial statements.

Capital Contributions, Distributions, Withdrawals and Allocation of Partnership Profits and Losses — Capital contributions received at each closing are maintained in special memorandum accounts on the books and records of the Master Fund and invested in a portfolio of investments (each, a “Tranche”). A new Tranche is established at each closing and only those investors making capital contributions at that closing have an interest in that Tranche. The appreciation, depreciation and expenses attributable to a Tranche are allocated only to investors with an interest in that Tranche. The Partnership is a single legal entity, and the Tranches are not separate legal entities. As of December 31, 2015, all tranches have capital balances of $0. The table below summarizes the distributions for each Tranche outstanding at any time during the year ended December 31, 2015:

Tranche	Distributions

E	$(2,324,339)
K	(749,831)
U	(61,538)
W	(9,434,950)
X	(4,999,736)
Y	(59,660,218)
Z	(2,061,711)

$(79,292,323)

Capital withdrawals are permitted at the end of each quarter after a limited partner has held a tranche interest for at least three years. Withdrawals made within the first three years will be subject to a 5% withdrawal fee. Capital withdrawal requests must be delivered prior to the end of the quarter preceding the withdrawal date. No withdrawal fees were recored by the Partnership during the year ended December 31, 2015. The General Partner does not charge a withdrawal fee when the partners in a Tranche are all affiliated.

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

As of December 31, 2015, there were no investments held in the Master Fund.

4.	RELATED-PARTY TRANSACTIONS, INCLUDING MANAGEMENT AND PERFORMANCE DISTRIBUTION

Management fees and the performance distributions occur at the Master Fund level. During the year ended December 31, 2015, the Partnership was allocated management fees of $559,784. For the year ended December 31, 2015, the performance distribution paid to the special limited partner was $19,210,464, of which $2,451,772 relates to 2015.

5.	FINANCIAL HIGHLIGHTS

The following are the Partnership’s financial highlights, by Tranche, for the year ended December 31, 2015. Total returns are calculated by Tranche for the limited partner group as a whole, which may differ from returns for any individual partners due to certain limited partners being exempt from management fees.

Total returns presented below are prepared in accordance with GAAP.  The results of the calculations may not be representative of the economic results achieved by individual investors as the GAAP calculations are required to be calculated in a manner which can create differences between economic returns and GAAP compliant returns during periods with limited capital.

	Total Return [1]			Ratios to Average Limited Partners’ Capital [2,3]:
				Expenses —		Expenses —
	Before		After	Excluding		Including	Net
	Performance	Performance	Performance	Performance	Performance	Performance	Investment
	Distribution	Distribution	Distribution	Distribution	Distribution	Distribution	Loss

Tranche E	(65.95)%	—%	(65.95)%	1.23%	1.11%	2.34%	(1.23)%
Tranche K	(0.44)	—	(0.44)	0.42	—	0.42	(0.42)
Tranche U	(6.39)	—	(6.39)	1.15	(0.71)	0.44	(1.15)
Tranche W	(60.58)	—	(60.58)	1.25	1.02	2.27	(1.25)
Tranche X	(71.60)	(0.01)	(71.61)	1.23	0.78	2.01	(1.23)
Tranche Y	17.55	0.04	17.59	1.24	4.52	5.76	(1.24)
Tranche Z	(52.95)	0.01	(52.94)	1.33	4.33	5.66	(1.33)

[1]	Computed as the percentage change in value during the period of a theoretical limited partner investment made at the beginning of the year or when a Tranche was created, net of all fees and expenses.

[2]	Average partners’ capital has been computed based on monthly valuations.

[3]	Includes the proportionate share of the Partnership’s income and expenses allocated from the Master Fund.

6.	SUBSEQUENT EVENTS

For the purpose of issuing these financial statements, management evaluated events and transactions through and including March 29, 2016, the date these financial statements were available to be issued.

******

Japan Macro Opportunities

Master Fund, L.P.

(A Cayman Islands Exempted Limited Partnership)

Financial Statements (in liquidation) as of and for the

Year Ended December 31, 2015

FJ-62

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.
(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF ASSETS AND LIABILITIES (IN LIQUIDATION)
AS OF DECEMBER 31, 2015
(Expressed in U.S. dollars)

ASSETS

CASH AND CASH EQUIVALENTS	$350,294

TOTAL	$350,294

LIABILITIES AND PARTNERS’ CAPITAL

MANAGEMENT FEE PAYABLE	$162,648

DUE TO FEEDER FUNDS	71,183

ACCRUED EXPENSES	116,463

TOTAL LIABILITIES	350,294

PARTNERS’ CAPITAL	—

TOTAL	$350,294

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.
(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF OPERATIONS (IN LIQUIDATION)
FOR THE YEAR ENDED DECEMBER 31, 2015
(Expressed in U.S. dollars)

REALIZED AND UNREALIZED GAINS/(LOSSES) ON DERIVATIVE INSTRUMENTS AND SECURITIES:
Net realized gains/losses on derivative instruments and securities	$102,754,165
Net change in unrealized appreciation/depreciation on derivative instruments and securities	(80,311,496)

Net realized and unrealized gains on derivative instruments and securities	22,442,669

EXPENSES:
Management fees	(1,098,322)
Interest expense	(42,633)
Professional, administrator and other	(339,062)

Total expenses	(1,480,017)

NET INVESTMENT LOSS	(1,480,017)

NET INCREASE IN PARTNERS’ CAPITAL RESULTING FROM OPERATIONS	$20,962,652

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.
(A Cayman Islands Exempted Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL (IN LIQUIDATION)
FOR THE YEAR ENDED DECEMBER 31, 2015
(Expressed in U.S. dollars)

			Japan Macro
	Special	Japan Macro	Opportunities
	Limited	Opportunities	Offshore
	Partner	Partners, L.P.	Partners, L.P.	Total

PARTNERS’ CAPITAL — January 1, 2015	$32,115,911	$63,267,461	$69,518,336	$164,901,708

DECREASE IN PARTNERS' CAPITAL RESULTING FROM CAPITAL TRANSACTIONS
Capital distributions	(36,277,752)	(70,204,952)	(79,381,656)	(185,864,360)

NET DECREASE IN PARTNERS CAPITAL RESULTING FROM CAPITAL TRANSACTIONS	(36,277,752)	(70,204,952)	(79,381,656)	(185,864,360)

INCREASE (DECREASE) IN PARTNERS' CAPITAL RESULTING FROM OPERATIONS

Net realized gains (losses) on derivative instruments and securities	-	50,946,572	51,807,593	102,754,165

Net change in unrealized appreciation (depreciation) on derivative instruments and securities	-	(41,564,772)	(38,746,724)	(80,311,496)

Net investment loss	-	(734,240)	(745,777)	(1,480,017)

NET INCREASE IN PARTNERS' CAPITAL RESULTING FROM OPERATIONS	-	8,647,560	12,315,092	20,962,652

Performance distribution (see Note 7)	4,161,841	(1,710,069)	(2,451,772)	-

PARTNERS’ CAPITAL —December 31, 2015	$-	$-	$-	$-

See notes to financial statements.

JAPAN MACRO OPPORTUNITIES MASTER FUND, L.P.

(A Cayman Islands Exempted Limited Partnership)

Notes to Financial Statements (IN LIQUIDATION)

as of AND FOR THE YEAR ENDED DECEMBER 31, 2015
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

The Master Fund receives capital contributions from Japan Macro Opportunities Partners, L.P. (the “Onshore Fund”) and Japan Macro Opportunities Offshore Partners, L.P. (the “Offshore Fund”). Hayman Capital Management, L.P. is the managing general partner for the Master Fund (the “Managing General Partner”) and is the general partner of the Onshore Fund. Hayman Offshore Management, Inc., a Cayman Islands exempted company, serves as the general partner of the Master Fund and Offshore Fund (the “General Partner”). Hayman Advisors SLP, L.P., an affiliate of the Managing General Partner, was designated by the Managing General Partner as the special limited partner (the “Special Limited Partner”) of the Master Fund. For the year ended December 31, 2015, the General Partner and the Managing General Partner had no partner capital balance in the Master Fund. The Master Fund, pursuant to an amended and restated agreement of the Limited Partnership (the “Agreement”), was formed on March 22, 2010, and began operations on July 9, 2010.

The Master Fund operates under a “master/feeder structure” whereby the Onshore Fund and the Offshore Fund invest substantially all of their investable assets in the Master Fund. During 2015 the Master Fund successfully harvested all open derivative positions and distributed the proceeds to limited partners. As a result, the capital balances for the Onshore Fund, Offshore Fund, and Special Limited Partner within the Master Fund were $0 as of December 31, 2015. See Note 7 Related-Party Transactions for additional details.

As of January 1, 2015, SEI Global Securities, Inc. was appointed as the Master Fund’s administrator.

2.	SIGNIFICANT ACCOUNTING POLICIES

Liquidation Basis of Accounting — The Master Fund changed its basis of accounting from the going concern basis to the liquidation basis effective August 31, 2015, the end of the period that trading activity ceased in the Master Fund. Subsequent to the cessation of trading activities, net available cash was distributed to limited partners in accordance with their pro-rata tranche ownership ratios. Under this basis of accounting, assets are valued at their estimated net realizable values and liabilities are valued at their estimated settlement amounts. The Master Fund is an investment company and therefore complies with accounting and reporting guidance presented in Accounting Standards Codification 946, Financial Services – Investment Companies.

The accompanying financial statements are presented using accounting principles generally accepted in the United States of America (“GAAP”). Financial statements prepared on a GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. The General Partner anticipates that all remaining assets will likely be liquidated within 24 months.

Cash and Cash Equivalents — The Master Fund defines cash and cash equivalents as cash and short-term, highly liquid investments with original maturities of 90 days or less. As of December 31, 2015, $350,294 is invested in money market funds offered by JP Morgan. These cash equivalents are classified as Level 1 investments.

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

The Master Fund determines whether a tax position of the Master Fund is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Master Fund reviews and evaluates tax positions in the jurisdictions in which the Master Fund operates and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, management concluded that the Master Fund’s tax returns will be open for examination by major tax jurisdictions, including U.S. Federal, U.S. states, Japan and the Cayman Islands, for the amount of time specified under the applicable statutes of limitations (with limited exceptions). Accordingly, the Master Fund’s 2012 and subsequent tax returns remain open for examination. The Master Fund is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense has been recorded in the accompanying financial statements.

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

The Master Fund is a single legal entity, and the Tranches are not separate legal entities. Since commencement of operations, the Managing General Partner has established 26 Tranches. As of December 31, 2015, all tranches have capital balances of $0. There were no capital contributions in 2015. The table below summarizes investor distributions for each tranche, including capital withdrawals of $573,000 from Tranche Z, for the year ended December 31, 2015.

Tranche	Distributions

Tranche E	$(3,264,877)
Tranche K	(751,552)
Tranche T	(31,613,417)
Tranche U	(850,959)
Tranche V	(1,536,074)
Tranche W	(11,810,066)
Tranche X	(20,579,314)
Tranche Y	(74,281,418)
Tranche Z	(41,176,683)

$(185,864,360)

The Master Fund may make distributions to limited partners from time to time as determined by the Managing General Partner. See Note 7 for details regarding performance distributions. Capital withdrawals are permitted at the end of each quarter after a limited partner has held a Tranche interest for at least three years. Withdrawals made within the first three years will be subject to a 5% withdrawal fee. Capital withdrawal requests must be delivered prior to the end of the quarter preceding the withdrawal date. No withdrawal fees were recorded by the Master Fund during the year ended December 31, 2015. The Managing General Partner does not charge a withdrawal fee for withdrawals from single investor Tranches.

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

Investments in U.S. Government obligations are valued by a third-party pricing service using market observable data, such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data and are therefore classified as Level 2 when held.

Most derivative instruments that are not exchange-traded are considered Level 2. These over-the-counter (OTC) derivatives, including interest rate swaptions and foreign currency options, are valued by a third-party pricing service using observable inputs, such as quotations received from brokers when held. In instances where models are used, the value of an OTC derivative depends upon the contractual terms of, and specific risks inherent in the instrument, as well as, the availability and reliability of, observable inputs. Such inputs include market prices for reference securities, yield curves, credit curves, measures of volatility, prepayment rates, and correlations of such inputs.

No level 3 holdings were held at any time during the year ended December 31, 2015.

A valuation committee established by the Managing General Partner meets on a monthly basis to review and approve the valuation of the Master Fund’s investments, to ensure that the valuations are in accordance with the pricing policy adopted by the Managing General Partner and the methods described above.

As of December 31, 2015, the only assets owned by the Master Fund are $350,294 of money market investments, which are disclosed on the Statement of Assets and Liabilities as Cash and Cash Equivalents and a litigation claim. The money market investments are classified as Level 1 investments. The Managing General Partner, on behalf of the Master Fund and certain other funds or accounts managed by the Managing General Partner, filed a class action complaint against forty-four defendants alleging, among other things, conspiracy to fix and restrain trade in, and intentional manipulation of, Euroyen TIBOR, Yen-LIBOR and the prices of Euroyen-based derivatives during the period of at least January 2006 through June 20, 2011. The lawsuit was filed in July 2015 and future proceeds, if any, will be allocated among investors that held limited partnership interests in the Master Fund from inception through June 20, 2011. The claim is valued at $0 as of December 31, 2015 because it was not possible to predict the outcome of the litigation.

4.	BALANCE SHEET OFFSETTING

The Master Fund presents derivative exposure on a gross basis on the Statement of Assets and Liabilities. As of December 31, 2015, there were no derivatives held by the Master Fund.

Over the Counter derivative transactions are subject to the terms and conditions of the International Swaps and Derivatives Association (“ISDA”) agreements entered into by the Master Fund and its trading counterparties. The ISDA agreements allow for the right of setoff in cases of early termination. Two of the ISDA agreements place restrictions on collateral received by the Master Fund. One of the agreements requires the Master Fund to hold the collateral in the state of New York. Another ISDA agreement requires the Master Fund to hold collateral at The Bank of New York Mellon. The amount of collateral from these counterparties held by the Master Fund at December 31, 2015 was $0 as there are no derivatives held.

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

The impact of these derivative instruments for the year ended December 31, 2015 on the Statement of Operations is presented in the table below.

	Net Change in
	Unrealized	Net Realized
	Appreciation/(Depreciation)	Gains/(Losses)
Derivatives Not Accounted for	on Derivative	on Derivative
as Hedging Instruments	Instruments	Instruments

Interest rate swaption contracts	$18,624,366	$(20,340,598)
Foreign currency option contracts	(98,935,862)	123,094,763

Total	$(80,311,496)	$102,754,165

For the year ended December 31, 2015, the volume of derivative transactions of the Master Fund was as follows:

	Contracts
Derivatives Not Accounted for	Entered	Sold/
as Hedging Instruments	Into	Expired

Interest rate swaption contracts	—	35
Foreign currency option contracts	2	62

Total	2	97

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

For the year ended December 31, 2015, total capital distributions to the Special Limited Partner were $36,277,752.

The Managing General Partner shall be paid an annual fee of $1,000 on January 1 of each year, which shall be charged proportionally among all Tranches based on the relative net asset value of each Tranche.

8.	FINANCIAL HIGHLIGHTS

The following are the Master Fund’s financial highlights, by Tranche, for the year ended December 31, 2015. Total returns are calculated by Tranche for the limited partner group as a whole, which may differ from returns for any individual partners due to certain limited partners being exempt from management fees.

Total returns presented below are prepared in accordance with GAAP.  The results of the calculations may not be representative of the economic results achieved by individual investors as the GAAP calculations are required to be calculated in a manner which can create differences between economic returns and GAAP compliant returns during periods with limited capital.

	Total Return [1]			Ratios to Average Limited Partners’ Capital [2]:
				Expenses —		Expenses —
	Before		After	Excluding		Including	Net
	Performance	Performance	Performance	Performance	Performance	Performance	Investment
	Distribution	Distribution	Distribution	Distribution	Distribution	Distribution	Loss

Tranche E	(66.11)%	—%	(66.11)%	1.23%	1.11%	2.34%	(1.23)%
Tranche K	(0.44)	—	(0.44)	0.42	—	0.42	(0.42)
Tranche T	(29.13)	—	(29.13)	1.21	2.05	3.26	(1.21)
Tranche U	(6.74)	—	(6.74)	1.16	(0.71)	0.45	(1.16)
Tranche V	(6.97)	—	(6.97)	1.16	(0.74)	0.42	(1.16)
Tranche W	(60.58)	—	(60.58)	1.25	1.02	2.27	(1.25)
Tranche X	(72.42)	(0.02)	(72.44)	1.23	0.73	1.96	(1.23)
Tranche Y	17.55	0.04	17.59	1.16	4.52	5.68	(1.16)
Tranche Z	(52.67)	0.03	(52.64)	1.23	4.25	5.48	(1.23)

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

For the purpose of issuing these financial statements, management evaluated events and transactions through and including March 29, 2016, the date these financial statements were available to be issued.

******

