Form 20-F
period 2016-12-31
Renren Inc.
filed 2017-05-15
CIK 1509223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2016.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

For the transition period from                    to

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Telephone: +86 (10) 8448-1818

Email: ir@renren-inc.com

5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares, each representing 15 Class A ordinary shares Class A ordinary shares, par value US$0.001 per share*	The New York Stock Exchange

*Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares (“ADSs”). Currently, each ADS represents 15 Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2016, 719,651,418 Class A ordinary shares, par value US$0.001 per share and 305,388,450 Class B ordinary shares, par value US$0.001 per share were outstanding.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes    ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires:

•	“Activated users” refers to the number of Renren user accounts that have been registered and activated. Our users may register with us through their mobile phone number or their email address. Following registration by mobile phone number, the mobile phone will receive an SMS verification code, which must be entered to activate the account. Following registration by email address, an email containing an activation link will automatically be sent to the user’s email address, and the user must then activate by clicking the link. Not all registered users activate the accounts they register with us.

•	“ADSs” refers to our American depositary shares, each of which represents fifteen Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the change in the number of ordinary shares represented by each ADS from three to fifteen that became effective on February 6, 2017.

•	“Monthly unique log-in users” refers to the number of different user accounts from which Renren Mobile App or renren.com has been logged onto during a given month.

•	The “PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Hong Kong, Macau and Taiwan.

•	“Shares” or “ordinary shares” refer, collectively, to our Class A and Class B ordinary shares, par value US$0.001 per share. Except as otherwise indicated, all share and per share data in this annual report give retroactive effect to the ten-for-one share split that became effective on March 25, 2011.

•	“SNS” refers to social networking services.

•	“We,” “us,” “our company,” and “our” refer to Renren Inc. and its subsidiaries, its consolidated affiliated entities, and subsidiaries of its consolidated affiliated entities.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB 6.9430 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	our plans to dispose of assets and pay any related special dividends;

•	expected changes in our revenues and certain cost and expense items;

•	the expected growth of the SNS and internet finance businesses in China;

•	our expectations regarding demand for and market acceptance of our services;

•	changes in technology affecting our business, and our company’s responses to these changes;

•	our plans to enhance our user experience, infrastructure and service offerings;

•	competition in our industry in China;

•	the performance of our strategic and financial investments; and

•	relevant government policies and regulations relating to our industry.

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

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2012 and 2013 and our selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this annual report, except for the impact of retrospective adjustments for 56.com, our online video business, which we ceased to control on December 1, 2014, and our online games business, which we ceased to control on March 31, 2016, all of which have been classified as discontinued operations.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5—Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Due to the retrospective adjustments, our results of operations for the years ended December 31, 2012, 2013 and 2014 and financial positions as of December 31, 2012, 2013 and 2014 are not directly comparable to the financial data reported in our previously filed annual reports.

Our historical results do not necessarily indicate results expected for any future periods.

	Year ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of US$, except for share, per share and per ADS data)
Summary Consolidated Statement of Operations Data:
Net revenues	$152,881	$64,050	$46,668	$41,111	$63,364
Cost of revenues	48,196	32,970	34,663	36,720	51,767
Gross profit	104,685	31,080	12,005	4,391	11,597
Operating expenses(1):
Selling and marketing	47,194	43,166	34,593	30,502	21,276
Research and development	71,104	54,716	42,697	32,392	20,750
General and administrative	32,640	38,021	48,764	46,803	42,584
Impairment of goodwill	—	—	46,864	—	—
Total operating expenses	150,938	135,903	172,918	109,697	84,610
Loss from operations	46,253	104,823	160,913	105,306	73,013
Other income (expenses)	2,446	979	(1,352)	(6,884)	12,892
Exchange (loss) gain on dual currency deposit/offshore bank accounts	(1,769)	1,476	(2,277)	(174)	(4)
Interest income	20,025	12,769	12,569	2,190	919
Interest expense	—	—	—	(2,041)	(12,439)
Realized gain (loss) on short-term investments	4,317	56,022	139,265	(98,112)	552
Impairment of short-term investments	—	(2,098)	—	—	—
Impairment of long-term investments	—	(23,025)	—	(4,258)	(102,307)
Loss before provision of income tax and (loss) earnings in equity method investments and noncontrolling interest, net of income taxes	(21,234)	(58,700)	(12,708)	(214,585)	(173,400)
Income tax (expenses) benefit	(1,377)	3,959	(6,517)	(3,124)	(2.470)
Loss before (loss) earnings in equity method investments and noncontrolling interest, net of income taxes	(22,611)	(54,741)	(19,225)	(217,709)	(175,870)
(Loss) earnings in equity method investments, net of income taxes	(7,471)	20,317	49,015	(5,468)	(18,183)
(Loss) income from continuing operations	(30,082)	(34,424)	29,790	(223,177)	(194,053)
(Loss) income from the operations of the discontinued operations, net of income taxes	(44,971)	(34,600)	(27,194)	1,520	391
Gain on deconsolidation of the subsidiaries, net of income taxes	—	132,665	489	—	8,310
Gain on disposal of equity method investment, net of income taxes	—	—	56,993	—	—
(Loss) gain from discontinued operations, net of income taxes	(44,971)	98,065	30,288	1,520	8,701
Net (loss) income	(75,053)	63,641	60,078	(221,657)	(185,352)
Net loss attributable to the noncontrolling interest	27	92	382	1,529	—

	Year ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of US$, except for share, per share and per ADS data)
Net (loss) income from continuing operations attributable to Renren Inc.	(30,055)	(34,332)	30,172	(221,648)	(194,053)
Net (loss) income from discontinued operations attributable to Renren Inc.	(44,971)	98,065	30,288	1,520	8,701
Net (loss) income attributable to Renren Inc.	$(75,026)	$63,733	$60,460	$(220,128)	$(185,352)
Net (loss) income per share:
Net (loss) income per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.03)	$(0.03)	$0.03	$(0.22)	$(0.19)
Diluted	$(0.03)	$(0.03)	$0.03	$(0.22)	$(0.19)
Net (loss) income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	$(0.04)	$0.09	$0.03	$0.00	$0.01
Diluted	$(0.04)	$0.09	$0.03	$0.00	$0.01
Net (loss) income per share attributable to Renren Inc. shareholders:
Basic	$(0.07)	$0.06	$0.06	$(0.22)	$(0.18)
Diluted	$(0.07)	$0.06	$0.06	$(0.22)	$(0.18)
Net (loss) income attributable to Renren Inc. shareholders per ADS(2):
Basic	$(0.98)	$0.86	$0.86	$(3.24)	$(2.72)
Diluted	$(0.98)	$0.85	$0.85	$(3.24)	$(2.72)
Weighted average number of shares used in calculating net (loss) income per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,151,659,545	1,118,091,879	1,059,446,436	1,019,378,556	1,022,664,396
Diluted	1,151,659,545	1,118,091,879	1,067,631,709	1,019,378,556	1,022,664,396
Weighted average number of shares used in calculating net (loss) income per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,151,659,545	1,118,091,879	1,059,446,436	1,019,378,556	1,022,664,396
Diluted	1,151,659,545	1,130,739,922	1,067,631,709	1,027,236,202	1,027,176,963

(1)	Including share-based compensation expenses as set forth below:

	Year ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of US$)
Allocation of Share-based Compensation Expenses:
Selling and marketing	356	138	193	243	770
Research and development	1,511	404	916	781	1,363
General and administrative	7,820	9,608	18,983	25,481	21,411
	9,687	10,150	20,092	26,505	23,544
Expenses from the discontinued operations	1,210	5,988	3,512	1,736	—
Total share-based compensation expenses	$10,897	$16,138	$23,604	$28,241	$23,544

(2)	Each ADS represents 15 Class A ordinary shares.

	As of December 31,
	2012	2013	2014	2015	2016
	(in thousands of US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$205,588	$149,511	$166,652	$56,226	$79,370
Term deposits	550,000	492,699	494,065	—	—
Restricted cash	—	—	—	122,316	30,390
Short-term investments	147,045	301,995	29,384	2,619	410
Accounts receivable, net	18,206	15,865	11,599	4,044	4,702
Financing receivable,net	—	—	6,285	144,457	301,773
Total current assets	952,734	1,122,587	763,203	403,938	450,813
Total assets	1,201,813	1,385,686	1,149,153	1,267,833	1,176,844
Total current liabilities	90,119	115,262	46,044	208,751	270,223
Total liabilities	96,683	115,418	46,774	338,445	438,378
Total equity	$1,105,130	$1,270,268	$1,102,379	$929,388	$738,466

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have a history of losses from operations, and our new business initiatives may not be successful.

We have made significant changes to our business scope in recent years. The portfolio of services we offer has evolved from SNS, historically the core of our company’s business, to include internet finance business and other new initiatives. We have also disposed of some of our existing businesses in order to focus on new business opportunities. For instance, we sold Nuomi Holdings Inc., or Nuomi, which operated our social commerce business, to Baidu in two stages in October 2013 and February 2014, and we sold Qianjun Internet Technology Co., Ltd., or Qianjun Technology, which operated our user generated content online video sharing website 56.com, to Sohu.com in December 2014. In November 2015, our board of directors approved the disposition of our online games business and we subsequently completed the disposition of this business in March 2016. We also have plans to dispose of Beijing Zhenzhong Interactive Information Technology Co., Ltd., or Zhenzhong, in 2017. Zhenzhong is the wholly owned subsidiary of one of our consolidated affiliated entities and operates an advertising agency business. While our old businesses were not profitable or not as profitable as we had hoped they would be, the profitability of our new initiatives has yet to be proven. Expansion into new businesses may present operating and marketing challenges that are different from those that we currently encounter, and we cannot assure you that our new business initiatives will be successful enough to justify the time, effort and resources that we devote to them.

We had net revenues of US$46.7 million, US$41.1 million and US$63.4 million in 2014, 2015 and 2016, respectively, and losses from operations of US$160.9 million, US$105.3 million and US$73.0 million, respectively, over the same period. Our net revenue increased to US$63.4 million in 2016 primarily due to the growth of our internet finance business, and our losses from operations fell to US$73.0 million in 2016 due to increased operating efficiency. However, we expect that we will incur significant research and development, marketing and other costs to launch new services and grow our internet finance business. If our internet finance business does not continue to grow as rapidly as we hope or if we cannot control costs effectively as the business grows, we may not be able to achieve profitability.

If we are deemed an “investment company” under the Investment Company Act of 1940, it would adversely affect the price of our ADSs and ordinary shares and could have a material adverse effect on our business.

Our assets include a 15.12% interest in Social Finance Inc., a 13.36% interest in Lending Home Corporation, a 25.03% interest in Snowball Finance Inc., a 40.99% interest in Credit Shop, Incorporated and a 21.90% interest in Eunke Technology Ltd. These and other investments that we have made may be deemed to be “investment securities” within the meaning of the Investment Company Act of 1940, as amended. We may be deemed to be an investment company within the meaning of the Investment Company Act based on the value of the investment securities we hold and on other factors relevant to the definition of an investment company under the Investment Company Act. See “Item 4A. Unresolved Staff Comments.” As a foreign private issuer, we would not be eligible to register under the Investment Company Act, so if we are deemed to be an investment company within the meaning of the Investment Company Act, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act coupled with our inability as a foreign private issuer to register under the Investment Company Act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the New York Stock Exchange, which would have a material adverse effect on the liquidity and value of our ADSs and Class A ordinary shares. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could have a material adverse effect on our results of operations and financial condition.

Future disposals of long-term investments may have a material and adverse effect on our business and financial condition.

We made a series of long-term investments in privately held companies that we believed offer synergies or access to resources and know-how that would be useful in developing our own business operations, particularly in our internet finance business. We focused our major strategic investments in several segments of the internet finance business, including student loans and credit financing, real estate and mortgage services, and wealth management and investment brokerage services. We also made long-term investments in companies with less of a direct connection to our current businesses. As of December 31, 2016, our balance sheet included US$695.3 million in long-term investments in some 58 unconsolidated subsidiaries and investment funds.

In order to mitigate the risk of being deemed to be an investment company within the meaning of the Investment Company Act, we plan to reduce the number and aggregate size of these investments. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.” As of the date of this annual report, we have received net proceeds of US$91.9 million from the disposition of a portion of our preferred shares of Social Finance Inc., or SoFi. Most of the companies in which we have invested are still privately held, and ownership interests in privately held companies are by their nature relatively illiquid. We may be unable to dispose of our investee companies at the prices which we paid for them or at all.

Reducing or eliminating our ownership interests in these companies might negatively affect our operations or long-term value. We may lose access to resources or know-how that would have been useful in the development of our own business. Our ability to diversify or expand our existing businesses or to move into new areas of business may be reduced, and we may have to modify our business strategy to focus more exclusively on areas of business where we already possess the necessary expertise. We may sell our interests too early, and thus forego gains that we otherwise would have received had we not sold. Selecting investments to dispose of, finding buyers for them and negotiating prices for what may be relatively illiquid ownership interests with no easily ascertainable fair market value will also require significant attention from our management and may divert resources from our existing business, which in turn could have an adverse effect on our business operations.

Furthermore, we recorded the values of certain of our investments in equity interests in companies that are not our subsidiaries in our financial statements at carrying value, which reflect our historical cost for these investments. See “Item 5.A—Operating Results—Critical Accounting Policies—Long-term Investments.” Although we believe the fair market value of these investments to be equal to or greater than the carrying value as of the dates presented in our financial statements, we cannot assure you that the fair market value will not decline before we realize any of our investments. For example, in 2016 we experienced a US$50.8 million impairment in long-term investments related to our 2015 investment in 268V Limited as well as a US$32.3 million impairment in long-term investments related to our 2015 investment in Motif Investing Inc. Numerous factors, many of which are beyond our control, could affect the amount and timing of any realizations, and the amount realized with respect to any particular investment may be materially less than the value of that investment currently presented on our financial statements, which could be material to our financial condition.

Although we may pay one or more special dividends in connection with our proposed disposition of assets, we do not expect to pay regular dividends in the foreseeable future.

As we announced on September 30, 2016, we are planning on disposing of most of our investments in minority stakes in our investee companies. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.” We are also planning on disposing of Zhenzhong, which operates an advertising agency business. As of the date of this annual report, we have received net proceeds of US$91.9 million from the April 2017 disposition of a portion of our SoFi preferred shares. If and when we succeed in disposing of these assets, our current plan is to declare one or more special dividends to distribute most or all of any cash proceeds that we receive in connection with that transaction or set of transactions. However, the payment of any such special dividends would represent an exception to our dividend policy rather than a change to it. We do not expect to pay regular dividends in the foreseeable future, and even if we were to dispose of additional assets at a later date, we would not necessarily declare another special dividend from the proceeds of any such future disposition of additional assets. Aside from any special dividend that we may pay in connection with the disposition of Zhenzhong and most of our investments in minority stakes in our investee companies, we currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any further cash dividends in the foreseeable future and you should not rely on an investment in our ADSs as a source for any future dividend income.

Subject to our memorandum and articles of association and certain restrictions under Cayman Islands law, our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, aside from any special dividend that we may pay in connection with our planned disposition of Zhenzhong and most of our investments in minority stakes in our investee companies, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Future disposals of long-term investments and any payment of a special dividend from the proceeds of disposing of those assets will leave us with fewer investment assets that can be readily converted into cash, which may cause us to experience cash flow problems in the future.

As of December 31, 2016, our balance sheet included US$695.3 million in long-term investments in some 58 unconsolidated subsidiaries and investment funds. As we announced on September 30, 2016, we are planning on disposing of most of our investments in minority stakes in our investee companies. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.” We are also planning on disposing of Zhenzhong, which operates an advertising agency business. As of the date of this annual report, we have received net proceeds of US$91.9 million from the April 2017 disposition of a portion of our SoFi preferred shares. If and when we succeed in completing the disposition of these assets, our current plan is to declare one or more special dividends to distribute most or all of any related cash proceeds. We do not expect the amount of any special dividend to exceed the net proceeds that we receive from the disposition of these assets. While the net effect of the disposition of these assets and the related payment of any special dividend will not reduce our cash on hand, our cash on hand will rise as we dispose of assets, and then fall as we pay any related special dividends. Once we have completed the entire process of disposing of assets and paying any special dividends, we will have fewer investment assets that can be readily converted into cash, which will restrict our options if we require more cash in the future. If we are unable to raise cash as required from new offerings of equity or debt or from bank loans or other sources, we may have insufficient cash to fund or expand our business, and our future growth, our results of operations and our financial position may be materially and adversely affected.

If we pay a special dividend to our shareholders, it may result in adverse tax consequences to those shareholders who are U.S. Holders.

We believe we were classified as a passive foreign investment corporation, or PFIC, for U.S. federal income tax purposes for each of the past six taxable years ending on December 31 and we expect, but cannot guarantee, that we will be treated as a PFIC for the current taxable year. As a result, U.S. Holders (as defined in “Item 10.E—Additional Information—Taxation—United States Federal Income Tax Considerations—General”) who are shareholders as of the record date of a special dividend may recognize ordinary income from the special dividend and could be subject to an additional penalizing tax on certain U.S. federal income taxes deemed deferred to the extent the special dividend is treated as an “excess distribution” under the PFIC rules. The additional tax is generally equivalent to an interest charge on U.S. federal income taxes that are deemed due during the period the U.S. Holder owned our ADSs or ordinary shares, computed by assuming that the excess distribution was taxed in equal portions at the highest applicable tax rate throughout the holder’s period of ownership. Shareholders who have made a timely “mark-to-market” election would not be subject to this additional tax.

If, contrary to our current expectation, we are not treated as a PFIC for the current taxable year, any ADSs or ordinary shares acquired in during the year would not be considered PFIC stock and therefore cash received with respect to such ADSs or ordinary shares would not be subject to the PFIC “excess distribution” regime described above and may be eligible for the reduced rate for qualified dividend income.

For further information concerning the PFIC rules and the U.S. federal income tax consequences of dividends paid by us, see “Item 10.E—Additional Information—Taxation—United States Federal Income Tax Considerations.” Holders of ours ADSs or ordinary shares are urged to consult their tax advisors as to the tax consequences of any special dividend to them, including the application of the PFIC rules.

If we fail to manage our cash prudently, we may suffer material losses, experience material fluctuation in the value of our assets or be unable to carry out our business strategies.

Following our initial public offering and concurrent private placement in 2011, we held a significant portion of our total assets in the form of cash, cash equivalents and term deposits at commercial banks with high credit ratings. Between 2011 and 2013, the aggregate value of our cash, cash equivalents and term deposits declined while our short-term investments increased significantly. Short-term investments comprise marketable securities which are classified as trading or available-for-sale as well as derivative financial instruments that are regarded as assets. After 2013, we liquidated most of our short-term investments in order to deploy cash in long-term investments in connection with the transition in our business strategy and focus, but we also made investments in certain derivative financial instruments in 2014 and 2015, including interest rate swaptions, interest rate swaps and stock index options. In 2016, we made some investments in stocks and futures which are classified as trading securities. As a consequence of our cash management strategies, our gains and losses on short-term investments have fluctuated significantly. We realized gains on short-term investments of US$139.3 million in 2014, incurred losses on short-term investments of US$98.1 million in 2015 and realized gains on short-tem investments of US$0.6 million in 2016. The losses in 2015 were due primarily to investments in certain derivative financial instruments. If we do not manage our cash prudently in the future, including any cash that we may receive for the disposition of Zhenzhong and most of our investments in minority stakes in our investee companies, then we may suffer material losses, experience material fluctuations in the value of our assets or be unable to carry out our business strategies.

Our former strategy to acquire or invest in complementary businesses and establish strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.

As part of our business transition, we previously implemented a strategy to acquire or invest in complementary businesses in order to gain access to or develop new technologies, know-how or services. For example, we invested more than US$240 million in SoFi, a privately held company that operates a social finance business in the United States similar to the business that we have been establishing in China. While we are currently looking to dispose of most of our investments in minority stakes in our investee companies, we have not yet succeeded in doing so, and we still hold most of these investments. As of the date of this annual report, we have received net proceeds of US$91.9 million from the April 2017 disposition of a portion of our SoFi preferred shares. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.”

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

Failure to address these uncertainties and risks could have a material adverse effect on our liquidity, financial condition and results of operations. For example, we recognized US$23.0 million in impairment losses on long-term investments for the year ended December 31, 2013 and US$102.3 million in impairment on long-term investments in the year ended December 31, 2016. As we dispose of our investments in minority stakes in our investee companies, we may realize losses on those investments, which would adversely affect our financial performance for the applicable periods.

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

Our internet finance business currently focuses on credit financing of used automobile dealers. Funds for this business are provided by our issuance of asset-backed securities collateralized by that credit financing, other peer-to-peer platforms and Renren Licai, our financing platform. Many elements of our internet finance business are relatively unproven, and the internet finance market in China is relatively new, rapidly developing and subject to significant challenges. Although we intend to devote significant resources to expanding our internet finance business and to develop and offer more innovative products to our clients, we have limited experience with this business model and cannot assure you of its future success. If we fail to address the needs of internet finance customers, adapt to rapidly evolving market trends or continue to offer innovative products and services, there may not be significant market demand for our internet finance products and services. In addition, our internet finance business will continue to encounter risks and difficulties that early stage businesses frequently experience, including the potential failure to cost-effectively expand the size of our customer base, maintain adequate management of risks and expenses, implement our customer development strategies and adapt and modify them as needed, develop and maintain our competitive advantages and anticipate and adapt to changing conditions in China’s internet financing industry resulting from mergers and acquisitions involving our competitors or other significant changes in economic conditions, competitive landscape and market dynamics. We have not yet proven the essential elements of profitable operations in our internet finance business.

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

We have limited experience in operating a finance business and assessing credit risk. Failure to assess and manage our credit risks or a significant deterioration in the credit quality of our loan portfolio may have a material adverse effect on our business, results of operations and financial condition.

Credit risk is the risk of loss due to adverse changes in a borrower’s ability to meet its financial obligations on agreed upon terms. The degree of credit risk will vary based on many factors including the size of the loan, the credit characteristics of the borrower, the contractual terms in the loan documents and the availability and quality of collateral. Credit risk management is based on analyzing the creditworthiness of the borrower, the adequacy of underlying collateral given current events and conditions and the existence and strength of any guarantor support. We have limited experience in designing and operating credit risk control systems, and we may be unable to properly analyze and mitigate the credit risks inherent in our business.

The overall credit quality of our loan portfolio is impacted by factors outside of our control, such as the performance of the Chinese economy. In addition, our credit risk is concentrated heavily in a single small segment of the economy, used automobile dealerships, which may do poorly even as the overall economy is doing well. Economic trends that negatively affect the Chinese economy as a whole or used automobile dealerships in particular could result in deterioration in credit quality of our loan portfolio. A deterioration in the credit quality of our loan portfolio may require us to increase our provision of financing receivable, which increases our cost of revenues and decreases our gross profit.

Our loans to used automobile dealerships are secured by the used automobiles which they hold as inventory. However, foreclosing on collateral and attempting to liquidate it would cause us to incur additional expenses, and the value of the collateral may be impaired by the same economic factors that caused the borrowers to default on their loans, such as reduced demand for used automobiles. In addition, there is constant turnover in the inventory of our borrowers, and we must ensure that the quality of the collateral does not deteriorate. We cannot assure you that the collateral for our loans will be sufficient to significantly mitigate any losses we may suffer from defaulted loans.

We face significant competition in almost every aspect of our business. If we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.

We face significant competition in almost every aspect of our business. In our social networking business, we compete with companies and services such as Tencent’s WeChat, QQ mobile, and Q-zone, SINA’s Weibo, Momo, YY, Huajiao and Douyu. Competition with these services in the mobile landscape is as intense as with their PC counterparts, if not more so. In our internet finance business, we primarily compete with Limiku.com and DYCD.com in automobile financing services.

Some of our competitors have significantly larger user bases and more established brand names and may be able to effectively leverage their user bases and brand names to provide integrated internet communication, online games, social networking and other products and services available over the internet via mobile devices and personal computers and increase their market share. We may also face competition from global social networking service providers that seek to enter the China market. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do, and so in turn may have an advantage in attracting and retaining users. If we are not able to effectively compete, our user base and level of user engagement may decrease, which may reduce the number of paying users that purchase our internet value-added services, or IVAS. Similarly, we may be required to spend additional resources to further increase our brand recognition and promote our services in order to compete effectively, especially with respect to marketing other new services to capture market share, which could adversely affect our profitability.

Furthermore, failure of our new internet finance business to achieve or maintain more widespread market acceptance against our competitors could harm our business and results of operations. Some of our competitors may enjoy greater name recognition or have access to lower cost of funds than we do, particularly commercial banks in China, which currently are not heavily more involved in making loans to used automobile dealerships but which may become more so in the future. If we are not able to develop services that are attractive to our target customers and compete effectively, we may not be able to grow our customer base or maintain our margins, which could adversely affect our financial results.

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

We suffered a significant drop in monthly unique log-in users in 2013, and then in average amount of time that unique log-in users spent on our platform in 2014. Our monthly unique log-in users decreased from approximately 46 million in December 2014 to approximately 41 million in December 2015 and then further to approximately 35 million in December 2016. The average amount of time that unique log-in users spent on our platform decreased from approximately 4.0 hours in 2014 to approximately 1.8 hours in 2015 and then further to approximately 1.4 hours in 2016. Decreases in the number of our users or the amount of time they spend on our platform render our services less attractive to users and may decrease our revenues, which may have a material and adverse effect on our business, financial condition and results of operations.

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

An important element of our strategy is to focus our efforts on our mobile internet services. We have made significant efforts in recent years to develop new mobile applications to serve the growing number of users that access social networking, internet finance and other internet services through smart phones and other mobile devices. Today, SNS is largely a mobile phenomenon. The mobile percentage of the monthly total user time spent on our SNS service was 87.9%, 68.6% and 92.6% in December 2014, 2015 and 2016, respectively. However, the number of monthly unique mobile users who accessed Renren SNS decreased from 20.5 million in December 2014 to 19.5 million in December 2015 and further to 17.8 million in December 2016. If we are unable to reverse this trend and attract and retain a substantial number of mobile device users, we may be unable to regain a significant share of the market for SNS services, which may have a material adverse effect on our business, financial condition and results of operations. In addition, we must continue to develop and implement monetization strategies for our mobile internet services in order to benefit from our user base. The market for mobile internet services in China is continually changing and evolving, and if we are unable to keep up with market trends and users’ expectations and successfully implement new and improved monetization strategies for our mobile users, our revenue and financial results may be negatively affected.

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

The social networking and internet finance industries are subject to rapid and continual changes in technology, user preferences, such as the movement of our user base from personal computers to mobile devices, the nature of services offered and business models. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from technological developments. If we do not adapt our services to such changes in an effective and timely manner, we may suffer from decreased user traffic. In addition, if we adopt new technologies which turn out to be less proven, and user experience suffers as a result, our users may use our platform less often. Furthermore, changes in technologies may require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We may not successfully execute our business strategies due to a variety of reasons such as technical hurdles, misunderstanding or erroneous prediction of market demand or lack of necessary resources. Failure to keep up with technological developments may result in our platform being less attractive, which in turn may materially and adversely affect our business and prospects.

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

In August 2016, the CBRC, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security and the Cyber Administration of China jointly released the Interim Measures on the Administration of Business Activities of Peer-to-Peer Lending Information Intermediaries, which we refer to as the Interim Measures. The Interim Measures comprise the first comprehensive legal framework specifically regulating peer-to-peer lending activities in China, with detailed rules implementing the general principles listed in the Guidelines. The Interim Measures define peer-to-peer lending as direct lending and borrowing between individuals, corporate entities or other bodies through an internet platform. The nature of internet lending is clarified to be “private lending,” which is, in short, the arrangement of financing between individuals or legal entities other than financial institutions. Pursuant to the Interim Measures, a peer-to-peer lending platform is an internet lending information intermediary which provides services including information collection, publication and exchange, credit evaluation and transaction matching. The Interim Measures require peer-to-peer lending platforms to making a filing with the relevant local financial supervisory authorities. Peer-to-peer lending platforms are prohibited from engaging in 13 categories of activities, including taking deposits from members of the public or creating asset pools, conducting offline promotion of financing projects, providing guarantees for borrowers (unless facilitated through a third party), selling wealth management products and transferring debts by issuing asset-backed securities. Further, the Interim Measures require peer-to-peer lending platforms to separate their own funds and the funds of lenders and borrowers, engage a qualified financial institution as a third-party banking custodian and sign a funds custodian agreement with each borrower, lender, guarantor and banking custodian. See “Regulation—Regulations Relating to Online Peer-to-Peer Lending.”

In accordance with the Guidelines and the Interim Measures, the relevant authorities are in the process of making detailed implementation rules regarding, among other things, filing procedures, assessment standards and classification rules for online lending information intermediaries, and specific rules and procedures regarding, among other things, application for appropriate telecommunication business license and change of business scope by existing online lending information intermediaries have yet to be formulated and issued. According to the Circular of the General Office of the State Council on Issuing the Implementation Plan for Special Rectification on Risks in Internet Financial promulgated in April 2016, competent authorities are in the process of evaluating existing practices of online lending information intermediaries in the market and requesting rectification of those that have been identified during the evaluation as in conflict with the Guidelines and the Interim Measures.

In addition to the Guidelines and the Interim Measures, there are certain other rules, laws and regulations relevant or applicable to the online peer-to-peer lending service industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. See “Regulation— Regulations on Internet Finance Services and Peer-to-Peer Lending Services.” Due to the lack of detailed rules and the fact that the rules, laws and regulations are expected to continue to evolve in this newly emerging industry, we cannot be certain if any of our existing practices would be deemed to be within the scope of such rules, laws and regulations relevant or applicable to the online peer-to-peer lending service industry and, as such, would not be deemed to violate any existing or future rules, laws and regulations.

Our peer-to-peer lending platform, Renren Licai, has received a rectification notice from local authorities indicating that its business practices may not be in compliance with certain governmental regulations. Revising our business practices to conform to such regulations may limit our ability to use Renren Licai to fund our internet finance business, which could have a material negative effect on our cost of financing, results of operations and growth prospects.

On March 31, 2017, the Beijing Leading Group Office of Special Rectification of Internet Financial Risks, or the Financial Risk Office, issued the Circular on Declaration of Beijing-Incorporated Peer-to-Peer Lending Platforms. The Financial Risk Office has also carried out on-site inspections and issued rectification notices on verification of violations of peer-to-peer lending platforms to certain operators of peer-to-peer platforms. We received a rectification notice with regard to our peer-to-peer lending platform, Renren Licai, on April 10, 2017. According to the rectification notice, Renren Licai is required to rectify a number of issues, including:

•	it did not disclose sufficient information about related parties as fund providers to users on the platform;

•	it offered wealth management products and provided expected investment return rates for certain products;

•	it did not engage qualified banking institutions as third-party banking custodians for the funds collected from the investors, instead, the funds were directly deposited in the investors' accounts on the platform;

•	it did not set the maximum balance for the loan provided by the investors on the platform;

•	it did not provide prominent risk disclosures to the users and assess risk tolerance levels of the users; and

•	it did not regularly test and update the platform’s technology infrastructure.

Renren Licai is required to submit a rectification plan to the Financial Risk Office and to submit updates on its progress every 15 days on the online system designated by the Financial Risk Office. According to the Interim Measures, such issues must be rectified within 12 months.

We cannot assure you that our rectification measures and results will be satisfactory to the relevant authorities, or that our rectification measures will not materially interfere with our ability to operate Renren Licai and fund our internet finance business. We cannot assure you that we will be able to successfully make filings, obtain and maintain requisite licenses and meet other regulatory requirements set forth in applicable laws, rules and regulations. To the extent that we fail to conduct our business in a manner required by the relevant authorities, or take rectification measures when required by the relevant authorities, or obtain and maintain any requisite approvals, licenses or permits or meet other requirements applicable to our business, such failure could materially and adversely affect our business and impede our ability to continue our operations.

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

We believe that maintaining and enhancing our Renren and other brands is of significant importance to the success of our business. Well-recognized brands are critical to increasing the number and the level of engagement of our users. Since we operate in a highly competitive market, maintaining and enhancing our brands directly affects our ability to maintain our market position. We have conducted and may continue to conduct various marketing and brand promotion activities, both through cooperation with our business partners and through more traditional methods, such as television advertisements. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect. In addition, any negative publicity in relation to our services or products, regardless of its veracity, could harm our brands and the perception of our brands in the market.

During the course of the audit of our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. If we fail to re-establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

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

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2015, identified two material weaknesses, each as defined in the U.S. Public Company Accounting Oversight Board Auditing Standard No. 5, An Audit of Internal Control over Financial Reporting that is Integrated with an Audit of Financial Statements, or AS 5, in our internal control over financial reporting. As defined in AS 5, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. The material weaknesses identified were related to (i) lack of implementation of adequate supervisory review controls over the accounting and measurement of our properly approved complex investments, which we began to enter into in 2014, to ensure that these investments are accounted for in conformity with U.S. GAAP, due to which we identified a material adjustment that has been corrected during our preparation of the consolidated financial statements as of and for the year ended December 31, 2015; and (ii) lack of implementation of effective control activities over the newly launched internet finance business to ensure the timely communication of sufficient information to the financial reporting team for certain accounting matters. Accordingly, we hired additional staff with relevant accounting experience, skills and knowledge in the preparation of financial statements under the requirement of U.S. GAAP to internet finance business, and updated our internet finance accounting policies and procedures manual in accordance with U.S. GAAP in 2015.

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2016, identified a material weakness related to inadequate controls designed over the accounting and measurement of investments and the proposed complex transactions relating to the disposition of investment assets, to ensure that these transactions are accounted for in conformity with accounting principles generally accepted in the United States of America. Following the identification of the material weakness, we plan to take measures to remedy them. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting”. However, the implementation of these measures might not fully address the material weakness and other control deficiencies in our internal control over financial reporting, and we might not be able to conclude that they have been fully remedied. Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2016. This could adversely affect the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

The continuing and collaborative efforts of our senior management, key employees and highly skilled personnel are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continuous effort and services of our experienced senior management team, in particular Mr. Joseph Chen, our founder, chairman and chief executive officer, and Mr. James Jian Liu, our executive director and chief operating officer. If one or more of our executive officers or other key personnel are unable or unwilling to continue to provide us with their services, we may not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executive officers or key personnel, or attract and retain experienced executive officers or key personnel in the future. If any of our executive officers or key employees join a competitor or forms a competing company, we may lose know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between us and our executive officers or key employees, these agreements may not be enforceable in China, where these executive officers and key employees reside, in light of uncertainties relating to China’s laws and legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking state secrets of the PRC. Failure to comply with these requirements may result in fines, the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and reputational harm. In April 2015, we were fined RMB 50,000 (US$7,719) after certain user uploaded content was deemed to be obscene. The website operator may also be held liable for such censored information displayed on or linked to their website. For a detailed discussion, see “Item 4.B—Business Overview—Regulation—Regulations on Value-Added Telecommunications Services,” “Item 4.B—Business Overview—Regulation—Regulations on Internet Content Services” and “Item 4.B—Business Overview—Regulation—Regulations on Information Security.”

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

Our live streaming services enable performers to broadcast their performances live over the internet. We have a team of employees who monitor the content of these performances to identify and shut down any performances that violate the applicable laws or regulations. If we fail to identify an illegal performance as it is occurring or fail to take appropriate action at that time, we may be held liable for it.

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

As of December 31, 2016, our platform had accumulated a total of approximately 7.1 billion photos and 45.3 billion comments or reviews. Under our privacy policy, we will not provide any of our users’ personal information to any unrelated third party without our users’ prior consent. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information can be shared may adversely affect our ability to share data. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower user traffic on our platform. A significant reduction in user traffic could lead to lower IVAS revenues, which could have a material adverse effect on our business, financial condition and results of operations.

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

Spammers and malicious applications may make our services less user-friendly.

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

In our internet finance business, we work with third parties who provide us data concerning creditworthiness, identification and other relevant information that we use to review and select qualified borrowers. If this information becomes more expensive to access or becomes unavailable, our costs would increase or we may need to find alternative sources. If this information is outdated, incomplete or inaccurate, we might incorrectly judge borrowers’ actual creditworthiness, and we might approve unqualified borrowers or disapprove qualified borrowers. As a result, we may inaccurately price the loans that we facilitated and our control over our default rates would be adversely affected, which would harm our business.

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

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our websites. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

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

These and other events have led and may in the future lead to interruptions, decreases in connection speed, degradation of our services or the permanent loss of user data and uploaded content. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our reputation or relationships with our users may be damaged and our users may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

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

We have adopted five equity incentive plans for Renren Inc. in 2006, 2008, 2009, 2011 and 2016. As of February 28, 2017, options to purchase a total of 159,053,357 ordinary shares of Renren Inc. were outstanding. For the years ended December 31, 2014, 2015 and 2016, we recorded US$23.6 million, US$28.2 million and US$23.5 million, respectively, in share-based compensation expenses. As of December 31, 2016, we had US$35.8 million of unrecognized share-based compensation expenses relating to share options, which are expected to be recognized over a weighted average vesting period of 2.39 years, and US$14.9 million of unrecognized share-based compensation expenses relating to non-vested restricted shares, which are expected to be recognized over a weighted average vesting period of 2.88 years. We believe the granting of share options and restricted shares is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share options and restricted shares to key personnel and employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Other factors that may affect our financial results include, among others:

•	global economic conditions;

•	our ability to enhance user experience and maintain and increase user traffic;

•	the growth of the social networking industry in China;

•	our ability to monetize the mobile versions of our applications and services;

•	our ability to develop internet finance services;

•	the growth of the internet finance industry in China;

•	the growth of the used automobile industry in China;

•	competition in our industries in China;

•	changes in government policies or regulations, or their enforcement;

•	geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics;

•	losses from or impairment of our equity method investments; and

•	decreases in market value or impairment of our marketable securities.

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our internet finance business. See “Item 4. Information on the Company—Seasonality.” We expect that seasonal fluctuations and industry cyclicality will continue to cause our quarterly and annual operating results to fluctuate.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of social networking services. Specifically, foreign ownership of internet service providers or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, the National Development and Reform Commission and the Ministry of Commerce in June 2005, foreign investors are prohibited from investing in or operating any internet cultural operating entities.

We conduct our operations in China principally through a set of contractual arrangements between our wholly owned PRC subsidiary, Qianxiang Shiji Technology Development (Beijing) Co., Ltd., or Qianxiang Shiji, and its consolidated affiliated entity, Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, and Qianxiang Tiancheng’s shareholders. Qianxiang Tiancheng’s wholly owned subsidiaries include Beijing Qianxiang Wangjing Technology Development Co., Ltd., or Qianxiang Wangjing, and Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., or Qianxiang Changda. Qianxiang Wangjing is the operator of our renren.com website and holds the licenses and permits necessary to conduct our SNS and online advertising business in China. Qianxiang Changda and its wholly owned subsidiaries operate our internet finance business in the PRC.

We hold most of our minority equity investments in the PRC through another set of contractual arrangements between our wholly owned PRC subsidiary, Qianxiang Lianhe Technology Development (Beijing) Co., Ltd., or Qianxiang Lianhe, and its consolidated affiliated entity, Beijing Qianxiang Yixin Technology Development Co., Ltd., or Qianxiang Yixin, and Qianxiang Yixin’s shareholders.

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

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. If any of these penalties results in our inability to direct the activities of our consolidated affiliated entities and the subsidiaries that most significantly impact their economic performance, or results in our failure to receive the economic benefits from our consolidated affiliated entities and their subsidiaries, we may not be able to consolidate the consolidated affiliated entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In the fiscal years ended December 31, 2014, 2015 and 2016, our consolidated affiliated entities and their subsidiaries contributed in the aggregate 98.6%, 94.9% and 97.8%, respectively, of our consolidated net revenues.

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

The shareholders of our consolidated affiliated entities include Ms. Jing Yang, Mr. James Jian Liu, Ms. Hui Huang, Mr. Thomas Jintao Ren and Ms. Rita Rui Yi. Ms. Jing Yang is a shareholder of Qianxiang Tiancheng and Qianxiang Yixin; Mr. James Jian Liu is a shareholder of Qianxiang Tiancheng, Qianxiang Yixin and Guangzhou Xiuxuan Brokers Co., Ltd., or Guangzhou Xiuxuan; Ms. Hui Huang is a shareholder of Guangzhou Xiuxuan and the sole shareholder of Renren Jinfu Investment Management Co., Ltd., or Renren Jinfu; Mr. Thomas Jintao Ren and Ms. Rita Rui Yi are the shareholders of Shanghai Jieying Automobile Sales Co., Ltd., or Shanghai Jieying, which was set up in 2017.

Ms. Jing Yang is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer; Mr. James Jian Liu is our executive director and chief operating officer; Ms. Hui Huang is our director; Mr. Thomas Jintao Ren is our chief financial officer; and Ms. Rita Rui Yi is our vice president in charge of human resources.

Conflicts of interest may arise between the dual role of Mr. James Jian Liu as a director and officer of our company and as shareholder of our consolidated affiliated entities Qianxiang Tiancheng, Qianxiang Yixin and Guangzhou Xiuxuan.

Conflicts of interest may also arise between the interests of Ms. Jing Yang as shareholder of Qianxiang Tiancheng and Qianxiang Yixin and as the wife of our founder and chief executive officer. Furthermore, if Ms. Jing Yang experiences domestic conflict with Mr. Joseph Chen, she may have little or no incentive to act in the interest of our company, and she may not perform her obligations under the contractual arrangements she has entered into with Qianxiang Shiji and Qianxiang Lianhe.

Conflicts of interest may arise between the dual role of Ms. Hui Huang as a director of our company and as a shareholder of our consolidated affiliated entity Guangzhou Xiuxuan and Renren Jinfu.

Conflicts of interest may arise between the dual role of both Mr. Thomas Jintao Ren and Ms. Rui Yi as officers of our company and as shareholders of our consolidated affiliated entity Shanghai Jieying.

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

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce solicited comments on this draft in 2015, but no timetable has been published as to when it will be enacted. As such, substantial uncertainties exist with respect to its enactment timetable, final scope, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

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

Our social networking services are subject to strict government regulations in the PRC. Under the current PRC regulatory scheme, a number of regulatory agencies, including the MIIT, the Ministry of Culture, the State Administration for Press, Publication, Radio, Film and Television and the State Council Information Office jointly regulate all major aspects of the internet industry, including the SNS industry. Operators must obtain various government approvals and licenses prior to the commencement of SNS operations, including an internet content provider license, or ICP license, an online culture operating permit, and a value-added telecommunication services license.

We have obtained a value-added telecommunication service license, an ICP license, and an online culture operating permit for our SNS website. If the PRC government promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of SNS and/or other services we plan to launch, to the extent we may not be able to obtain these licenses, our results of operations may be materially and adversely affected. In addition, the PRC government may promulgate regulations restricting the types and content of advertisements that may be transmitted online, which could have a direct adverse impact on our business.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.

In October 2007, we launched “Renren Beans,” a virtual currency that can be used to purchase any of our IVAS or other paid services and applications for users, and in March 2016, we also launched “Renren Points,” a virtual currency that can be used to purchase any of our mobile live streaming services. Due to the relatively short history of virtual currency in China, the regulatory framework governing the industry is still under development. Currently, the PRC government has not promulgated any specific rules, laws or regulations to directly regulate virtual currency, except for online game virtual currency. The Notice on the Strengthening of the Administration on Online Game Virtual Currency, jointly issued by the Ministry of Culture and the Ministry of Commerce in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game users by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In 2009, the Ministry of Culture further promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business. There are uncertainties as to how these online game virtual currency regulations would apply to Renren Beans as well as to Renren Points. Further, although we believe we do not offer online game virtual currency trading services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, in which case these regulations could have an adverse effect on our “Renren Beans” and “Renren Points” related revenues.

Substantial uncertainties exist with respect to the interpretation and implementation of the Cyber Security Law as well as any impact it may have on our business operations.

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

In November 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which will come into effect on June 1, 2017. This is the first Chinese law that focuses exclusively on cyber security. The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backup and encryption. The Cybersecurity Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “key information infrastructure”. These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “key information infrastructure” is defined as critical information infrastructure that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihood, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public service and e-government. A prior draft of the Cyber Security Law included reference to any networks with a large number of users, but this language was deleted in the final version of the law.

We do not believe that we are an operator of “key information infrastructure” as defined in the Cyber Security Law. However, there is no assurance that we may not be considered an operator of “key information infrastructure” in the future as the definition is not precise, and there are substantial uncertainties as to the law’s ultimate interpretation and implementation. If we were considered an operator of “key information infrastructure” in the future, this could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

We might not be able to obtain an Audio/Video Program Transmission License for Woxiu and our mobile live streaming services.

In December 2014, a subsidiary of Sohu.com Inc. acquired 100% of the equity interest of Guangzhou Qianjun Internet Technology Co., Ltd, or Qianjun Technology, a wholly owned subsidiary of ours that possesses an Audio/Video Program Transmission License. We have started to apply for an Audio/Video Program Transmission License through Beijing Wole Shijie Information Technology Co., Ltd., or Wole Shijie, a wholly owned subsidiary of ours. As of the date of this annual report, this application has not been approved yet. If we fail to obtain an Audio/Video Program Transmission License, some audio/video content generated and shared by our users of renren.com and woxiu.com may not be allowed to be transmitted over the internet and our revenue and financial performance may be significantly impacted.

We rely on contractual obligations rather than government filings to ensure our continued title to vehicles managed under our vehicle leasing program.

Our loans to used automobile dealerships are structured on a sale-and-leaseback basis, whereby the entity lessor sells us the vehicle before leasing it back from us. However, upon completing the purchase of the subject vehicle, we do not formally transfer the registration of the vehicle into our name. We also do not file mortgage registrations relating to the lease of the vehicle. Instead, our contract with the lessor obligates them not to take any action that could undermine our title to the vehicle. In addition, we retain in our control all documents relating to the vehicle and title, and provide markings for the vehicle identifying it as owned by us. However, these steps would not prevent a good-faith third-party buyer from taking legal title to the vehicle if the lessor attempted to sell the vehicle without our knowledge. In such event, we would face costs attempting to recover from the lessor our losses from the unauthorized sale of the vehicle, and we could be unsuccessful in recovering any such costs.

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

The audit report included in this annual report is prepared by an auditor that is not inspected by the Public Company Accounting Oversight Board, and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the United States Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

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

Risks Related to Our ADSs

Uncertainty involving certain proposed transactions that we have announced from time to time may adversely affect our business and the market price of our ADSs.

On June 10, 2015, our board of directors received a non-binding proposal letter from Mr. Joseph Chen, the chairman of our board of directors and our chief executive officer, and Mr. James Jian Liu, a member of our board of directors and our chief operating officer, proposing a “going-private” transaction. We have taken no formal action with respect to this non-binding proposal.

On September 30, 2016, we announced that we intended to spin off a newly formed subsidiary that would hold our Woxiu business and most of our investments in minority stakes in our investee companies. Our plan was to distribute rights to our shareholders on a pro rata basis that would be exercisable for shares in the entity that would hold these assets, and to distribute cash in lieu of fractional rights and cash to holders of rights who could not exercise or who chose not to exercise their rights.

On December 22, 2016, we announced that our board of directors had formed a special committee to review the terms of the proposed spin-off and that Mr. Tianruo Pu, Mr. Stephen Tappin and Ms. Hui Huang had been appointed by the board of directors to be the members of the special committee. We further announced that our board of directors had received a preliminary non-binding proposal from Mr. Chen, Mr. Liu and SoftBank Group Capital Limited to purchase shares of the entity that would hold the assets in the proposed spin-off. The preliminary non-binding proposal, which was received prior to our April 2017 disposition of a portion of our SoFi preferred shares, valued that entity at US$500 million, net of debt.

As of the date of this annual report, the special committee is currently considering a plan to dispose of Zhenzhong and most of our investments in minority stakes in our investee companies and to pay one or more special dividends from the proceeds. The special committee has broad power to negotiate the terms of a transaction for this purpose, whether involving Mr. Chen, Mr. Liu and SoftBank Group Capital Limited or any other party or parties, and the special committee will make the final determination as to whether our company will carry out any such transaction in whatever form. Although we plan to effect these transactions as soon as practicable, the terms of any transaction or transactions remain subject to the the approval of SoftBank Group Corp., the parent company of SB Pan Pacific Corporation, one of our largest shareholders, and the timing depends on other factors that are at least partially outside of our control. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.

See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.”

These proposed transactions, whether or not any of them are consummated, may divert management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, if we dispose of assets and pay a special dividend, we expect the market price of our ADSs to fall significantly. Uncertainty about the future direction of our company may inhibit investors from buying our ADSs, which may reduce liquidity in the market for our ADSs. Also, any developments in the proposed transactions, such as our entering into or terminating any definitive agreement, may increase volatility of the trading price of our ADSs.

If the market price for our ADSs falls below US$1.00 for an extended period of time, or to US$0.16 at any time, our ADSs may be delisted from the NYSE.

If we dispose of Zhenzhong and most of our investments in minority stakes in our investee companies and pay a special dividend from the proceeds, as we plan to do, we expect the market price of our ADSs to fall significantly to reflect the value that will have been removed from our company and transferred to our shareholders as of the record date for the special dividend. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions” for a description of the proposed transactions. Pursuant NYSE Rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 by six months following receipt of the notification. The company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities falls to US$0.16 or less. While we believe that the value of our SNS business and our internet finance business together with the value of the cash that we will have on hand after the payment of any special dividend will exceed US$1.00 per ADS, we expect the market price of our ADSs to fall significantly to reflect the value that will have been removed from our company and transferred to our shareholders as of the record date for the special dividend, and we cannot assure you that our ADSs will remain in compliance with the NYSE listing rules. If our ADSs are delisted from the NYSE, the liquidity and value of an investment in our ADSs will be materially and adversely affected.

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NYSE on May 4, 2011, the closing prices of our ADSs have ranged from US$6.15 to US$90.05 per ADS, including retrospective adjustments for the change in the number of ordinary shares represented by each ADS that occurred on February 6, 2017. The last reported trading price on May 12, 2017 was US$6.15 per ADS.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our industry affecting us or our competitors;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide SNS or internet finance services, or other internet companies;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the SNS industry or the internet industry in general;

•	changes in the internet finance industry or in the used automobile industry;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	the payment of a special dividend.

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

We issued Class A ordinary shares represented by our ADSs in our initial public offering in May 2011. Mr. Joseph Chen, who is our founder, chairman and chief executive officer, and SB Pan Pacific Corporation are our only shareholders who hold Class B ordinary shares. As of February 28, 2017, Mr. Joseph Chen, our founder, chairman and chief executive officer, beneficially owns approximately 20.9% of our outstanding Class A ordinary shares and approximately 55.8% of our outstanding Class B ordinary shares, representing in aggregate 48.6% of our total voting power, and SB Pan Pacific Corporation beneficially owns approximately 37.4% of our outstanding Class A ordinary shares and approximately 44.2% of our outstanding Class B ordinary shares, representing in aggregate 42.9% of our total voting power.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 28, 2017, not including options, we have 1,027,051,878 ordinary shares outstanding comprised of (i) 433,643,538 Class A ordinary shares represented by ADSs, which ADSs are freely transferable without restriction or additional registration under the Securities Act, (ii) 288,019,890 Class A ordinary shares not represented by ADSs, which are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, and (iii) 305,388,450 Class B ordinary shares which, following conversion to Class A ordinary shares by the holder of the Class B ordinary shares, are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Except as described in this annual report and in the deposit agreement, dated as of May 4, 2011, and amendment No. 1 to the deposit agreement, dated as of February 6, 2017, by and among our company, Citibank, N.A., as depositary, and the holders and beneficial owners of American depositary shares, holders of our ADSs will not be able to exercise voting rights attaching to the Class A ordinary shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the Class A ordinary shares represented by the ADSs. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2016 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be a PFIC for United States federal income tax purposes. A non-United States corporation will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Passive income is any income that would be foreign personal holding company income under the Internal Revenue Code of 1986, as amended, including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts.

We believe we were classified as a PFIC for each of the past six taxable years ending on December 31. Although our PFIC status for the current taxable year will not be determinable until after the close of the year, we expect, but cannot guarantee, that we will be treated as a PFIC for the current taxable year due to our ownership of and income from significant assets treated as passive under the PFIC rules. Our PFIC classification for any particular year will depend on the value of our ordinary shares and ADSs, the nature of our assets and income over time, and the nature of our business. There can be no assurance that we will not be a PFIC for any future taxable year, even if we hold fewer passive investment assets as a result of planned disposition of assets.

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

In May 2011, we completed our initial public offering, wherein we issued and sold 50,863,711 ADSs, and certain selling shareholders sold 10,201,289 ADSs, at an initial offering price of US$14.00 per ADS (without giving retroactive effect to the change in the number of ordinary shares represented by each ADS from three to fifteen that became effective on February 6, 2017). On May 4, 2011, our ADSs began trading on the NYSE under the symbol “RENN.” In addition, concurrently with our initial public offering, we sold an aggregate of 23,571,426 Class A ordinary shares to certain unrelated third-party investors in a private placement, at a price of US$4.67 per Class A ordinary share.

In October 2011, we completed the acquisition of 100% of the equity interest in Wole Inc., a Cayman Islands limited liability company. Wole Inc. operated 56.com, a leading user generated content online video sharing website in China, through a set of contractual arrangements between Wole Inc.’s PRC subsidiary, Beijing Woxiu Information Technology Development Co., Ltd., and Qianjun Technology.

In March 2013, we completed a corporate restructuring wherein we moved our online games business to Shanghai Renren Games Technology Development Co., Ltd., or Renren Games, a PRC company incorporated in November 2012.

In October 2013, Baidu Holdings Limited, a subsidiary of Baidu, Inc., acquired approximately 59% of the equity interest of Nuomi Holdings Inc., or Nuomi, a wholly owned subsidiary of ours and a leading provider of group-buying services in China. In January 2014, Baidu Holdings Limited entered into a share purchase agreement with us and Nuomi to acquire all of our remaining equity interest in Nuomi. This transaction was completed on February 28, 2014.

In October 2014, Tianjin Jinhu Culture Development Co., Ltd, a subsidiary of Sohu.com Inc., acquired 100% of the equity interest of Qianjun Technology, a wholly owned subsidiary of ours and operator of the 56.com website. This transaction was completed on December 1, 2014.

In November 2015, our board of directors approved the disposition of our online game business. The disposition was subsequently completed in March 2016.

On February 6, 2017, we changed the number of ordinary shares represented by each ADS from three to fifteen. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to this change.

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

Proposed Transactions

On June 10, 2015, our board of directors received a non-binding proposal letter from Mr. Joseph Chen, the chairman of our board of directors and our chief executive officer, and Mr. James Jian Liu, a member of our board of directors and our chief operating officer, proposing a “going-private” transaction. We have taken no formal action with respect to this non-binding proposal.

On September 30, 2016, we announced that we intended to spin off a newly formed subsidiary that would hold our Woxiu business and most of our investments in minority stakes in our investee companies. Our plan was to distribute rights to our shareholders on a pro rata basis that would be exercisable for shares in the entity that would hold these assets, and to distribute cash in lieu of fractional rights and cash to holders of rights who could not exercise or who chose not to exercise their rights.

On December 22, 2016, we announced that our board of directors had formed a special committee to review the terms of the proposed spin-off and that Mr. Tianruo Pu, Mr. Stephen Tappin and Ms. Hui Huang had been appointed by the board of directors to be the members of the special committee. We further announced that our board of directors had received a preliminary non-binding proposal from Mr. Chen, Mr. Liu and SoftBank Group Capital Limited to purchase shares of the entity that would hold the assets in the proposed spin-off. The preliminary non-binding proposal, which was received prior to our April 2017 disposition of a portion of our SoFi preferred shares, valued that entity at US$500 million, net of debt.

As of December 31, 2016, our balance sheet included US$695.3 million in long-term investments in some 58 unconsolidated subsidiaries and investment funds. We believe that it is necessary for us to reduce the number and aggregate size of these investments in order to mitigate the risk of being deemed to be an investment company within the meaning of the Investment Company Act.

As of the date of this annual report, the special committee is considering a revised plan to dispose of Zhenzhong, rather than our Woxiu business as previously announced together with most of our investments in minority stakes in our investee companies. We do not intend to effect this disposition through the distribution of rights to acquire shares in our wholly owned subsidiary that we formed to hold these assets to all our shareholders (as previously announced). Instead, as more fully described below, the plan would include the payment of one or more special cash dividends to all our shareholders paid from cash on hand, including some or all of the $91.9 million in net cash proceeds received in April 2017 from our sale of approximately 14.1% of our SoFi preferred share holdings and the proceeds from additional sales of investments for cash. The payment of one or more special cash dividends would represent an exception to, and not a change to, our dividend policy. See “Item 8. Financial Information—Dividend Policy.”

Excluding the assets of Zhenzhong, the assets that we are planning on disposing of have an aggregate book value in excess of US$600 million and include our investments in the following companies:

Equity method investments:

•	Eall (Tianjin) Network Technology Co., Ltd.
•	Golden Axe Inc. and Shenzhen Golden Axe Co., Ltd.
•	Rise Companies Corp.
•	Social Finance, Inc.

Cost method investments:

•	Credit Shop Inc.
•	Eunke Technology Ltd.
•	GoGo Tech Holdings Limited
•	LendingHome Corporation
•	Motif Investing Inc.
•	StoreDot Ltd.

Available-for-sale investments:

•	Eall Technology Limited
•	Omni Prime Inc.
•	Snowball Finance Inc.

For more information on these investments see footnote 9 of the consolidated financial statements in this annual report. The four equity method investments listed above had an aggregate carrying value (which primarily reflects historical investment costs and is not intended to estimate or reflect the fair value of those investments) of US$280.7 million as of December 31, 2016 (of which US$232.0 million in carrying value was attributable to our SoFi preferred shares, some of which have been sold since that time). The six cost method investments listed above have an aggregate fair value of US$174.7 million as of December 31, 2016. The fair values as of December 31, 2016, of the three available-for-sale investments listed above are US$2.9 million for Eall Technology Limited, US$27.1 million for Omni Prime Inc. and US$36.3 million for Snowball Finance Inc.

As of December 31, 2016, the carrying value of the assets and liabilities associated with Zhenzhong are US$5.7 million and US$2.2 million, respectively.

The timing and amount of any special dividend or dividends would depend in part on the manner in which we dispose of these assets. Given the number and variety of the assets in question, we hope to dispose of most of the assets in a single transaction, such as in one or more private placements of an entity holding these assets, rather than individually. However, we may dispose of certain of the assets individually, as we have done already with some of our shares in Social Finance, Inc., if we believe that this will facilitate the disposal of all of the assets on the most favorable terms available to us. We may dispose of assets to existing shareholders or to unrelated investors. To the extent that we dispose of assets to our existing shareholders, we may accept a waiver by those shareholders of all or part of their pro rata share of a contemporaneous cash dividend payable to all our shareholders as payment for those assets, in lieu of simultaneously distributing cash to them as a dividend and receiving the same amount of cash from them as a payment. We are still considering the preliminary non-binding proposal that we received from Mr. Chen, Mr. Liu and SoftBank Group Capital Limited, as mentioned above, but we have not agreed to terms with these shareholders at this time.

The special committee has broad power to negotiate the terms of a transaction or transactions for the purpose of disposing of these assets, whether involving Mr. Chen, Mr. Liu and SoftBank Group Capital Limited or any other party or parties, and the special committee will make the final determination as to whether our company will carry out any such transaction in whatever form. Although we plan to dispose of Zhenzhong and most of our investments in minority stakes in our investee companies as soon as practicable, the terms of any transaction or transactions remain subject to the approval of SoftBank Group Corp., the parent company of SB Pan Pacific Corporation, one of our largest shareholders, and in accordance with our articles of association, the timing depends on other factors that are at least partially outside of our control.

As noted above, we may complete the disposition of these assets through one or more private placements of an entity formed to hold them. It is possible that any such entity could be significantly owned or even controlled by our existing large shareholders, particularly if, as described above, these shareholders pay for their ownership interest by waiving all or a portion of any contemporaneous cash dividend payable by us to all our shareholders. Given their knowledge of the assets, it is also possible that certain of our current directors and officers who are directly involved in investing in or managing these assets at our company, including Mr. Chen and Mr. Liu, will be involved in the governance and management of any such entity and its assets. We do not believe that the potential for competition between our company and any such new entity is very high. Other than the Zhenzhong advertising agency business, any such new entity would only hold passive assets, and we do not intend to operate an advertising agency business after the Zhenzhong disposition. Similarly, at this time, we would not anticipate that the involvement of any of our current directors and officers with any such new entity would preclude them from effectively performing their other responsibilities for our company. In any event, to address possible conflicts of interest and to protect the interests of our company after the disposition, we intend to rely on non-compete, conflict of interest and other contractual provisions.

We are not disposing of our SNS or internet finance businesses, and we plan to remain listed on the NYSE after the completion of the proposed transactions. We believe that the value of our SNS and internet finance businesses, together with the value of the other assets that will remain in our company after the proposed transactions, will be more than sufficient to meet the continued listing requirements of the NYSE. However, if the market price of our ADSs falls further than we expect after we have paid one or more special cash dividends, it is possible that we may be unable to maintain our listing. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry—If the market price for our ADSs falls below US$1.00 for an extended period of time, or to US$0.16 at any time, our ADSs may be delisted from the NYSE.”

B.	Business Overview

Overview

Renren operates a social networking internet platform and a rapidly growing internet finance business in China. Our social networking internet platform enables users to connect and communicate with each other, share photos and enjoy a wide range of other features and services, and we have employed a variety of strategies over the years to monetize this platform. Our internet finance business began with loans to college students in China to help them purchase consumer goods and currently focuses on providing financing to used automobile dealerships in China.

Our business model has been evolving continuously in response to changes in internet culture and competitive pressures in China, particularly in recent years. We disposed of Nuomi, our group-buy e-commerce business, in two stages in October 2013 and February 2014. We disposed of 56.com, our on-line video business, in December 2014. In November 2015, our board of directors approved the disposition of our online games business and we disposed of our entire online games business in March 2016. At the same time, we have also been branching out into new areas of business, primarily in the area of internet finance.

Currently, our primary services are:

•	Renren SNS, which includes our main social networking website and mobile services and our social video platform woxiu.com; and

•	Internet Finance Business, which includes used automobile financing, our business where we provide credit financing to used automobile dealers, and Renren Licai, a financing platform.

We are considering a plan to dispose of Zhenzhong. See “A. History and Development of the Company—Proposed Transactions.”

Renren SNS

Renren, our main social networking website plus mobile service, was historically the foundation of our service offerings. Renren.com and Renren Mobile App enable users to communicate and stay connected with their friends, classmates, family members and co-workers. We began at university campuses, and we believe our users include a significant portion of current college students and recent college graduates in China. Our social networking community has diversified over the years to include white-collar professionals, university-bound high school students and other demographics. Since December 2013, partly due to increased competition for the white collar demographic and their migration to social messaging services, we have begun re-focusing on the younger demographic such as university students. With more than 90% of our traffic now coming from our mobile services, we have transformed from a PC-based social networking company to a mobile-oriented social networking services provider.

As of December 31, 2014, 2015 and 2016, the cumulative total of our activated users was approximately 223 million, 228 million and 240 million, respectively. However, our monthly unique log-in users decreased from approximately 46 million in December 2014 to approximately 41 million in December 2015 and then further to approximately 35 million in December 2016. Furthermore, the average amount of time that unique log-in users spent on our platform decreased from approximately 4.0 hours in 2014 to approximately 1.8 hours in 2015 and then further to approximately 1.4 hours in 2016. The decrease in users’ average time spent on our platform is primarily due to intense competition in the mobile internet environment, where there are numerous mobile applications dedicated to meet the specific needs of different users that have affected their stickiness to our platform.

Our SNS platform is accessible from internet-enabled devices, including mobile devices and personal computers, so that users can access our platform anytime from anywhere they are connected to the internet. We offer versions of our sites and client applications that have been optimized for a range of mobile device operating systems, including for iOS, Android and Windows. The mobile percentage of our monthly total user time spent on renren.com was 87.9%, 68.6% and 92.6% in December 2014, December 2015 and December 2016, respectively.

By providing content and applications that are attractive to Chinese internet users, we seek to strengthen our user base and increase user engagement and retention. With mobile devices having become the preferred method for Chinese internet users to access social networking services and other internet services, we have focused our research and development resources on mobile services and applications. Since 2015, we have continued to improve our Renren Mobile App’s communication features. We opened our social graph from a friend-based network to a follow-based social network. In addition, multi-likes and mobile live streaming have been added to the app and are rapidly becoming popular features. The new features are compatible with our app strategy shift to an “online celebrity” type of format.

Historically, one of the primary approaches for us to monetize our user base was through online advertising services. We still offer a broad range of advertising formats and solutions, such as social ads, display ads, top promoted news feeds, sponsored online events, campaigns and virtual items on both web and mobile platforms of renren.com. For social ads, display ads, and top promoted news feed items, we have the capability to target and reach users meeting certain geographic and demographic criteria, such as educational background, life stage (for example, students or white collar workers), user interests and geographic location. We have developed mobile advertisement solutions which offer similar targeting capabilities, including location based recommendations. As of December 31, 2016, we had 61 sales representatives and supporting personnel in Zhenzhong for online advertising services. We are considering a plan to dispose of Zhenzhong. See “A. History and Development of the Company—Proposed Transactions.”

Currently, we monetize our user base primarily through virtual items and VIP memberships. The majority of our revenue from virtual items is related to our live streaming services. Woxiu, which means “a show of your own” in Chinese, is a PC-based social video platform for users to stream their performances live to viewers. We launched Renren mobile live streaming in the second quarter of 2016 to serve as the mobile counterpart to Woxiu. With our social networking features, users can chat with the performer and other audience members and purchase virtual items from us such as flowers, jewelry or sports cars to show their support and appreciation for the performers. The performers receive a portion of the purchase price for the virtual items that are gifted to them. Virtual items, such as cartoon images, flashes, birthday cards and gift cards containing our virtual currency, may also be sent by users to friends. Some virtual items are free and others need to be purchased. VIP memberships provide our SNS users with additional features and benefits such as larger size limits on photo albums and email inboxes.

Our Internet Finance Business

We launched our internet finance business in the fourth quarter of 2014 with Renren Fenqi, a financial service platform providing credit financing to college students in China for making purchases on e-commerce platforms on an installment payment basis. In the first quarter of 2015, we launched a used automobile financing service which provides credit financing to used automobile dealers in China. In the second quarter of 2015, we launched Renren Licai, a financing platform, as one source of funds for the credit financing that we extend in our internet finance business. In the second quarter of 2016, we stopped making loans through Renren Fenqi, and we are now only collecting the remaining installment payments as they come due. The last of these installment payments will be due in the second quarter of 2018. At the moment, the principal element of our internet finance business is our used automobile financing service.

As of December 31, 2016, we had extended credit in an aggregate of RMB 5,567.5 million (US$838.5 million) to a total of 797 used automobile dealers in 60 cities mainly concentrated in Shandong, Henan, Jiangsu, Xinjiang , Zhejiang and Sichuan provinces. This financing makes it possible for used automobile dealers to acquire and maintain inventory for their businesses. According to the China Automobile Dealers Association, sales of used automobiles in China totaled approximately 10.4 million units in 2016, as compared with 9.4 million units in 2015 and 9.2 million units in 2014.

We have 331 employees in 52 cities across China who visit both existing and potential borrowers on a regular basis. When they identify a potential borrower, they evaluate the business, inspect the inventory and gather financial information.

We have 41 employees on our credit control team in Shanghai who conduct a background check on the borrowers, confirm that they have a proper business license, and evaluate their creditworthiness on the basis of their financial records and information in third-party online databases. The term of our loans to used automobile dealerships are from three months to six months, and we reevaluate when we deem it neccessary.

We have 58 employees in our offices in Beijing who maintain a database of all the information that we gather and generate in the process of making loans, including records on the dealerships and their owners, the results of the background checks, financial data on the loans that have been made and the loans that remain outstanding, payment histories, the registration numbers of the vehicles and their engine serial numbers and other information.

Our loans to used automobile dealerships are structured on a sale-and-leaseback basis, whereby the dealership sells us the vehicle before leasing it back from us. We do not formally transfer the registration of the vehicle into our name or file mortgage registrations relating to the lease of the vehicle, but our contract with the lessor obligates them not to take any action that could undermine our title to the vehicle, and we retain in our control all documents relating to the vehicle and title and provide markings for the vehicle identifying it as owned by us. Our employees inspect the cars that are sold and leased back under these arrangements and visit the borrowers periodically to ensure that cars recorded as still in inventory have not been sold and that cars that have been sold are replaced by new inventory that becomes part of the security for the loans.

Funds for our internet finance business are provided by our issuance of asset-backed securities collateralized by that credit financing, other peer-to-peer platforms and Renren Licai, our financing platform. In January 2016, we originated China’s first asset-backed security product collateralized by finance leasing of used automobiles with an issuance in the amount of RMB 299.8 million (US$45.2 million) and a term of 12 months. This product trades on the Shanghai Stock Exchange. In September 2016, we originated a second, similar asset-backed security product, also collateralized by finance leasing of used automobiles and also listed on the Shanghai Stock Exchange, in the amount of RMB 510.6 million (US$76.9 million) and a term of 21 months. These asset-backed securities are reflected as liabilities on our balance sheet and the corresponding collateral, which is constantly renewed over the life of the securities, as assets. The financing that is provided by other peer-to-peer platforms and Renren Licai is primarily short-term, with a term of one to three months.

We are developing a lead generation and customer relationship management (CRM) solution for real estate professionals in the United States under the brand name Chime. Chime is being designed to help real estate professionals launch marketing campaigns, track leads’ activities, build customer relationships, and seamlessly manage teams across multiple devices. Our Chime research and development team is based in Beijing and Wuhan and our Chime sales team is based in Utah. This business is still in an early stage.

We are also taking steps to develop an online wealth management platform in China by providing advisor services to institutional investors. This business is still in an early stage.

Strategic Investments

In launching our new internet finance business and in developing new business lines for our social networking and internet finance businesses, one of our principal business activities was evaluating and making a series of long-term investments in privately held companies that we believe offer us synergies or access to resources and know-how. The majority of these investments by value is concentrated in the fields of internet finance, social finance, and real estate investment and management, and our new internet finance business was made possible through the use of experience and know-how that we have acquired through our investments in companies in related areas.

The number and aggregate size of our long-term investments is significant. As of December 31, 2016, we had US$695.3 million of long-term investments, including US$357.7 million in equity method investments, US$194.4 million in cost method investments, and US$143.2 million in available-for-sale investments. Our single largest long-term investment as of December 31, 2016 was a 21.06% interest in SoFi with a book value of US$232.0 million, which accounted for 33.4% of our total long-term investments as of that date. Notes 9 and 24 to our financial statements included in this annual report gives detailed disclosure on our long-term investments.

We typically invested in early-stage companies where we could offer advice and guidance in shaping the company’s development. While we have primarily invested through the acquisition of non-controlling interests, we normally obtain a board seat as a condition of making an investment of significant size. In order to prevent our ownership interest from being diluted, we have invested in multiple rounds of financing in certain companies.

Our strategy of acquiring non-controlling interests allowed us to invest in more companies than would have been the case if we were to only acquire controlling interests. Furthermore, our strategy of acquiring non-controlling interests greatly expanded the selection of companies that we could invest in, as founders of early-stage companies are often unwilling to sell a controlling interest. We believe that our connections with companies with related businesses helps us achieve our strategic goals for our social networking and internet finance businesses even in the absence of control.

Due to the risk of being deemed to be an investment company, we are no longer seeking to make significant additional long-term investments in minority interests in privately held companies, and we are seeking to dispose of most of the interests that we previously acquired. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry—If we are deemed an ‘investment company’ under the Investment Company Act of 1940, it would adversely affect the price of our ADSs and ordinary shares and could have a material adverse effect on our business.”

Our long-term investments in early-stage companies did not significantly impact our results of operations before the year 2016. However, we had impairment of long-term investments of US$102.3 million in the year ended December 31, 2016. Of this, US$50.8 million was due to impairment of our investment in 268V Limited and US$32.3 million was due to impairment of our investment in Motif Investing Inc. Impairment of long-term investments has significantly increased our net losses for the year ended December 31, 2016.

In addition to our long-term investments in early-stage companies, we made a number of long-term investments in investment partnerships and short-term investments in financial instruments. These investments were made for cash management purposes. Notes 8 and 9 to our financial statements included in this annual report give detailed disclosure on these investments. Certain of these investments were a major factor affecting our results of operations and financial condition prior to 2016. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry—If we fail to manage our cash prudently, we may suffer material losses or material fluctuation in the value of our assets or be unable to carry out our business strategies.”

Payment Methods and Systems

We have two forms of virtual currency that we make available to our users: “Renren Beans” and “Renren Points.” Renren Beans can be used to purchase any of our IVAS or other paid services and applications for users. Renren Points are for use specifically with our mobile live streaming services. We launched Renren Beans in October 2007 and Renren Points concurrently with our launch of mobile live streaming in March 2016.

Users can acquire Renren Beans either online or offline and acquire Renren Points online:

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

Sales and Marketing

Internet Finance Sales

We have established a team of sales and marketing personnel dedicated to our internet finance business. As of December 31, 2016, we had 331 sales and marketing personnel focusing on our growing internet finance business. Most of these personnel visit used automobile dealerships to persuade dealers to take out or renew loans from us. We also have sales and marketing personnel based in Utah who are responsible for growing our incipient Chime business.

Advertising Sales

As is customary in China, we sell our online advertising services and solutions primarily through third-party advertising agencies that represent end-advertisers. As of December 31, 2016, we had 61 sales representatives and supporting personnel for online advertising services. Our sales force for online advertising services is organized by industry and provides a broad range of services and solutions.

Marketing and Brand Promotion

We believe that brand recognition is important to our ability to attract users. We have engaged in both online and offline marketing activities to promote our Renren brand. To date, user recognition of our Renren brand has primarily grown virally, and we have built our Renren brand with modest marketing and brand promotion expenditures. From 2014 to 2016, we launched a series of online and offline branding campaigns to solidify our brand among the young generation. Although we may have to expand on our promotions from time to time, especially when we launch new services or products, our marketing expenses for these promotions are relatively small when compared to those of our principal competitors.

To encourage such viral growth, we focus on continuously improving the quality of our services, as we believe satisfied users and their friends are more likely to recommend our services to others. We also work with other operators and platforms for cross-marketing and co-branding projects to further leverage our existing brand value.

We have a marketing team that initiates various marketing activities. For example, we market our services through media partnerships, co-branding campaigns with other brands, initiatives with hit movies and sponsorship of cultural events such as music festivals. From 2014 to 2016, we organized a marketing think tank alliance “Young People Matter” with leading consumer brands, major advertising agencies and a variety of other organizations in China. We hosted a series of events for the alliance members to conduct direct conversations with college students, particularly the thought leaders and active users on renren.com. We believe that this alliance and its events further strengthened Renren’s reputation as an SNS platform for the young population in China and we expect to continue to actively participate in it.

Seasonality

Seasonal fluctuations and industry cyclicality have affected our online advertising services and internet finance business in the past. Our Renren SNS business is indirectly affected during the summer and winter vacations because many students do not broadcast when they are away from school. Our internet finance business is indirectly affected by seasonality in used automobile sales, which tends to affect dealers’ need for financing for new inventory. Used automobile sales tend to be lower in the first quarter of each year than in the other three quarters due to the effect of the Chinese New Year holiday. As our internet finance business is still growing rapidly, seasonality may be less evident than it otherwise would be, and as our internet finance business continues to evolve, the nature of our seasonality may change.

Competition

The internet industry in China is rapidly evolving and highly competitive. We face significant competition in almost every aspect of our business. In our social networking business, we compete with companies and services such as Tencent’s WeChat, QQ Mobile and Q-zone, SINA’s Weibo, Momo, YY, Huajiao and Douyu. We may also face potential competition from global social networking service providers that seek to enter the China market. In our internet finance business, we primarily compete with Limiku.com and DYCD.com in automobile financing services. We expect the competition in the industry finance industry in China will continue to intensify as the industry develops in the near future.

We compete for users and user engagement primarily on the basis of helping users communicate, share and have fun on our platform as a result of quality and innovation in our user-facing products, as well as brand name and recognition and quality of user-generated content. We believe the mobile market competitive landscape will continue to intensify in the near future.

We compete for internet finance business primarily on our risk management and data management capabilities, our brand reputation, our sales capability, our stable partner relationships, our technical strength and our process management.

Regulation

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Regulations on Value-Added Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations which draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” The Telecommunications Regulations were subsequently revised in 2014 and again in 2016. In December 2015, the MIIT published the Classification Catalogue of Telecommunications Services, or the 2015 Catalogue, which took effect on March 1, 2016. The first catalogue was published in September 2000 and was subsequently amended in 2001 and 2003, respectively. Under the 2015 Catalogue, “value-added telecommunication services” was further classified into two sub-categories and 10 items. Internet content provision services, or ICP services, is under the second subcategory of value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

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

To comply with these laws and regulations, our information services operator, Qianxiang Tiancheng, holds a value-added telecommunications business operating license and an ICP license, and our ICP operators Qianxiang Wangjing and Wole Shijie both hold ICP licenses.

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

To comply with these regulations, we operate our websites through our PRC domestic companies, i.e., Qianxiang Tiancheng, Qianxiang Wangjing and Wole Shijie, each holds relevant licenses and permits.

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

In November 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which will come into effect on June 1, 2017. This is the first Chinese law that focuses exclusively on cyber security. The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backup and encryption. The Cybersecurity Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “key information infrastructure”. These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “key information infrastructure” is defined as critical information infrastructure that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihood, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public service and e-government. A prior draft of the Cyber Security Law included reference to any networks with a large number of users, but this language was deleted in the final version of the law.

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

In November 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which will come into effect on June 1, 2017. The Cybersecurity Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and that they are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, the Cybersecurity Law imposes breach notification requirements that will apply to breaches involving personal information.

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

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the State Administration for Industry and Commerce. We conduct our advertising business (including our Zhenzhong business) through consolidated affiliated entities in China, namely Qianxiang Tiancheng and Qianxiang Wangjing.

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

In April 2015, the Standing Committee of the National People’s Congress issued the PRC Advertising Law or the Advertising Law, which came into effect on September 1, 2015. The Advertising Law applies to all advertising activities conducted via the internet. The Advertising Law requires that users must be able to close online pop-up ads with one click. Moreover, internet service providers are obligated to cease publishing any advertisements that they know or should know are illegal. Violation of these regulations may result in penalties, including fines, confiscation of the advertising incomes, termination of advertising operations and even suspension of the provider’s business license.

In July 2016, the State Administration for Industry and Commerce issued the Interim Measures for the Administration of Internet Advertising, which became effective on September 1, 2016. These interim measures clarify that “internet advertisements” means commercial advertisements that promote commodities or services directly or indirectly via internet media such as websites, webpages and internet applications in the form of texts, pictures, audio, video or other forms. These interim measures also create a number of new requirements for internet advertisers. For example, these interim measures state that paid search advertisements should be clearly distinguished from ordinary search results. In addition, consistent with the Advertising Law, these interim measures require that advertisements published on internet pages in the form of pop-ups or other similar forms shall be clearly marked with a “close” button to ensure “one click to close”. The measures also prohibit unfair competition in internet advertisement publishing, including (1) providing or using any programs or hardware to intercept or filter any legally operated advertisements of other persons; and (2) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block legally operated advertisements of other persons or load advertisements without authorization. Violation of these regulations may result in fine of no more than RMB 30,000, with any punishments administrated by the Administrative Authority for Industry and Commerce in the place where the advertisement publisher is located.

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

In 2009, the SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must comply with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved by SARFT, and the distributors of these movies and television shows must obtain an applicable permit before releasing any such movie or television show. In 2012, SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2013, the State Administration for Press, Publication, Radio, Film and Television (formed when GAPP was combined with SARFT in March 2013) released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, and also that online audio/video content service providers should not release any internet dramas or micro films that were produced with any entity lacking such permit. For internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as the producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and which content complies with the relevant content management rules. This notice also requires that online audio/video content, include internet drama and micro films, be filed with the relevant authorities before release.

In September 2016, SARFT issued a Circular on Strengthening the Administration on Online Live Broadcast of Audio/Video Programs. The circular requires that providers of live online broadcasts of audio/video programs must obtain an audio/video program transmission license. The circular also prohibits any organization or person on the internet from calling themselves a “television” or “television station” without authorization.

In November 2016, the Cyberspace Administration of China issued Regulations for the Administration of Online Live Streaming Services, or the Online Live Steaming Service Regulations, which took effect on December 1, 2016. The Online Live Steaming Service Regulations require that all live streaming services providers and distributors obtain licenses for their services, including that: (i) live streaming services providers and distributors of online streaming news must obtain a permit for the provision of news information services over the internet and (ii) providers of live performance broadcasts or streaming and providers of live broadcasts of online audio/video programs must also obtain the corresponding permits. The Online Live Streaming Service Regulations also require service providers to censor content before releasing it, and to establish systems that allow them to block illegal live streams immediately. The Online Live Streaming Services Regulations introduce “know your performer” procedures for streaming services providers in respect of all performers on their platforms, including through ID checks and real-name verification, as many artists use pseudonyms or stage names. Streaming services providers are also required to verify through follow-up interviews or other means all data they collect in that regard. Access to streaming services is also supposed to be restricted, which means available only with registration. Further, if chat room functions or other interactive services are offered on such sites, then streaming services providers have the added obligation of reporting any illegal content posted by their users to the relevant authorities. However, there are no guidelines as yet as to what constitutes “illegal content.”

In December 2016, the Ministry of Culture released the Administrative Measures for Online Performance Business Activities. These measures target providers of online live performance broadcasts and streaming that derive a profit from such activities through advertising, sponsorship or by charging for access. These measures came into effect on January 1, 2017, and require streaming services providers to obtain a permit from the provincial cultural affairs bureau and to display their license number in a prominent place on the website, such as on the homepage or landing page.

Wole Shijie operates woxiu.com, a social video platform for users to stream performances live to viewers. In addition, we also opened our social graph from a friend-based network to a follow-based social network, and multi-likes and mobile live streaming have been added to the app and are rapidly becoming popular features. For such services we intend to apply for an Audio/Video Program Transmission License. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry—We might not be able to obtain an Audio/Video Program Transmission License for Woxiu and our mobile live streaming services.”

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

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB 1,000,000 (US$157,342), (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB 500,000 (US$78,671), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

Regulations on Internet Finance Services and Peer-to-Peer Lending Services

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

In August 2016, the CBRC, the MIIT, the Ministry of Public Security and the Cyber Administration of China jointly released the Interim Measures on the Administration of Business Activities of Peer-to-Peer Lending Information Intermediaries, which we refer to as the Interim Measures. The Interim Measures comprise the first comprehensive legal framework specifically regulating peer-to-peer lending activities in China, with detailed rules implementing the general principles listed in the Guidelines. The Interim Measures define peer-to-peer lending as direct lending and borrowing between individuals, corporate entities or other bodies through an internet platform. The nature of internet lending is clarified to be “private lending,” which is, in short, the arrangement of financing between individuals or legal entities other than financial institutions. Pursuant to the Interim Measures, a peer-to-peer lending platform is an internet lending information intermediary which provides services including information collection, publication and exchange, credit evaluation and transaction matching. The Interim Measures require peer-to-peer lending platforms to making a filing with the relevant local financial supervisory authorities. Peer-to-peer lending platforms are prohibited from engaging in 13 categories of activities, including taking deposits from members of the public or creating asset pools, conducting offline promotion of financing projects, providing guarantees for borrowers (unless facilitated through a third party), selling wealth management products and transferring debts by issuing asset-backed securities. Further, the Interim Measures require peer-to-peer lending platforms to separate their own funds and the funds of lenders and borrowers, engage a qualified financial institution as a third-party banking custodian and sign a funds custodian agreement with each borrower, lender, guarantor and banking custodian.

There are also certain rules, laws and regulations relevant or applicable to the online peer-to-peer lending service industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court.

Due to the relatively short history of peer-to-peer lending in China, the regulatory framework governing the industry is still under development and the PRC government authority may promulgate new laws and regulations regulating peer-to-peer lending services in the future, we cannot assure you that our practice would not be deemed to violate any PRC laws or regulations, especially relating to illegal fund-raising, credit enhancement services and/or information disclosure. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing peer-to-peer lending in China are evolving and subject to changes. If our practices are deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.”

Regulations on Consumer Finance Companies

Pursuant to the Administrative Measures for Pilot Consumer Finance Companies issued by the CBRC in November 2013, establishing a consumer finance service company is subject to approval from the CBRC, and the company should also satisfy certain requirements such as having qualified contributors, with registered capital no less than minimum amount specified, and having eligible directors and senior managements and qualified practitioners familiar with consumer finance business, among other requirements. Pursuant to these measures, consumer finance companies are defined as non-banking financial institutions incorporated within the territory of China upon the approval of the CBRC, providing PRC domestic residents with loans for consumption purposes, but excluding real estate loans and motor loans.

Both domestic and foreign financial institutions and other contributors recognized by the CBRC are allowed to invest in consumer finance companies. The major investor of a consumer finance company, by which is meant an investor who contributes 30 percent or more of the consumer finance company’s registered capital, must meet a set of stringent requirements, including that the investor have at least five years’ experience in the consumer finance sector, that its total assets at the end of the most recent fiscal year be no less than RMB 60 billion (US$8.6 billion) or its equivalent foreign currency, and that it be in a sound financial situation and have been profitable for the most recent two fiscal years.

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

Regulations on Foreign Investment in the Leasing Industry

In October 2015, the Ministry of Commerce enacted the Measures for the Administration of Foreign Investment in the Leasing Industry, or the Foreign Investment in the Leasing Industry Measures, effective as of October 28, 2015. Under the Measures, foreign invested enterprises in the form of Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises in the PRC are allowed to engage in the leasing business or financial leasing business as well as to carry out relevant business activities upon the approval of the Ministry of Commerce. Foreign-invested financial leasing companies may conduct the following businesses: (i) financial leasing business; (ii) leasing business; (iii) purchase of leased property inside and outside of PRC; (iv) maintenance of assets underlying the leases and disposal of the residual value of assets underlying the leases; (v) lease transaction consultancy and security services; and (vi) other businesses approved by the Ministry of Commerce. The leased objects include transportation equipment, such as airplanes, automobiles, ships and other personal properties.

Regulations on Vehicle Leasing Programs Operating on a Sale-and-Leaseback Basis

On November 7, 2013, the Ministry of Commerce published an Announcement on Strengthening and Improving the Approval and Administration of Foreign-Funded Finance Leasing Companies, which states that no foreign-funded finance leasing company shall engage in activities such as taking deposits, offering loans or being entrusted to grant loans. Further, without approval from relevant authorities, such an enterprise shall not conduct an inter-bank lending business or an equity investment business. On November 18, 2013, the Ministry of Commerce issued Administrative Measures for the Supervision of Financial Leasing Enterprises which require, in part, that financial leasing enterprises have assets and risk management abilities sufficient for their proposed business activities. These measures also require that foreign investors applying for the establishment of a financial leasing enterprise must comply with relevant provisions on foreign investment. On October 28, 2015, the Ministry of Commerce released the Measures for the Administration of the Foreign-Financial Leasing, which allow foreign-capital enterprises to operate a financial leasing business in the form of a limited liability company or a joint-stock limited company, while requiring that foreign-capital financial leasing companies submit an audited business operations report and financial statement to the Ministry of Commerce each year.

Foreign-invested financial leasing companies may conduct the following businesses: (i) financial leasing business; (ii) leasing business; (iii) purchase of leased property inside and outside the PRC; (iv) maintenance of assets underlying the leases and disposal of the residual value of assets underlying the leases; (v) lease transaction consultancy and security services; and (vi) other businesses approved by the Ministry of Commerce. The leased objects include transportation equipment, such as airplanes, automobiles, ships and other personal properties.

The Stipulation on Motor Vehicle Registration issued on May 27, 2008 and amended on September 12, 2012 by the Ministry of Public Security states that the new owner of a vehicle must submit an application for registration of transfer to the local vehicle administration office within 30 days after the delivery of the vehicle. Also, under the Property Law effective as of October 1, 2007, the transfer of movable property is effective upon delivery, but if the transfer of the property right of a vehicle has not been officially registered, it will not be valid against a good faith third-party transferee. In connection with this requirement, the Interpretation of the Supreme People’s Court on Issues Concerning the Application of Law in Cases of Finance Lease Contract Disputes came into force on March 1, 2014, providing guidelines on resolving finance lease contract disputes. This interpretation states that if a lessor authorizes a lessee to mortgage a leased item (a vehicle) to the lessor and to legally complete the mortgage registration with the registration authority, this arrangement could be valid as against a title claim made by a good faith third party, even if the transfer of the property right of the vehicle has not been officially registered.

Our loans to used automobile dealerships are structured on a sale-and-leaseback basis. However, we do not update the vehicle registrations to reflect our purchase of leased vehicles nor file mortgage registrations for the leased vehicles. Consequently, we lack unambiguous legal basis to prevent a good-faith third-party buyer from taking legal title to a vehicle if the lessor attempts to sell the vehicle without our knowledge. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry—We rely on contractual obligations rather than government filings to ensure our continued title to vehicles managed under our vehicle leasing program.”

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

Software products. In 2000, the MIIT issued the Administrative Measures on Software Products, which provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the competent local authorities in charge of software industry administration and enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration. In 2012, the National Copyright Administration of the PRC issued the Computer Software Copyright Registration Procedures, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of, the above rules, we have registered 74 computer software copyrights.

Trademark. The PRC Trademark Law was adopted in 1982. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term often years for registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “人人 ” and “人人分期” are registered trademarks in China. We have also applied with the Trademark Office to register additional trademarks and logos, including “人人财富”, “人人金服”, “人人直播”, “目绵直播”, “人人金科”.

Domain Names. In 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. In 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet to regulate the registration of domain names, such as the first tier domain name “.cn”. In 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution and its implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered domain names including renren.com, xiaonei.com, 51fenqi.com, chimeroi.com, sofund.com and mumiantv.com. In December 2013, we entered into a Registry Agreement with ICANN, which grants us the right to use the generic top level domain name .ren.

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

As of December 31, 2016, the registered capital of our wholly foreign-owned subsidiary Qianxiang Shiji was US$180.0 million with paid-in capital of US$171.0 million, Qianxiang Shiji has not made any profits to date, and thus are not subject to the statutory reserve fund requirement. Qianxiang Shiji has not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2016, our PRC subsidiary Qianxiang Shiji had an accumulated deficit of approximately US$56.5 million in accordance with PRC accounting standards and regulations.

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

C.	Organizational Structure

The following diagram illustrates our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

(1)	Qianxiang Tiancheng is 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, our director and chief operating officer. We effectively control Qianxiang Tiancheng as well as its subsidiaries through contractual arrangements. See “Item 4.C Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for more information.
(2)	Qianxiang Yixin is 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, our director and chief operating officer. We effectively control Qianxiang Yixin as well as its subsidiaries through contractual arrangements. See “Item 4.C Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for more information.

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

Qianxiang Wangjing is a wholly owned subsidiary of Qianxiang Tiancheng. Qianxiang Wangjing is the operator of our renren.com website and holds the licenses and permits necessary to conduct our social networking services and online advertising business in China.

Qianxiang Changda is a wholly owned subsidiary of Qianxiang Tiancheng. Qianxiang Changda is the operator and holding entity for our internet finance businesses. Qianxiang Changda and its subsidiaries hold or are in the process of applying for the licenses and permits necessary to conduct our internet finance businesses in China.

Qianxiang Shiji also entered into a series of contractual arrangements with Renren Jinfu Investment Management Co., Ltd., or Renren Jinfu, and its shareholder similar to the arrangements mentioned above. Renren Jinfu has not carried out any significant business activities to date.

One of our wholly owned subsidiaries, Qianxiang Lianhe Technology Development (Beijing) Co., Ltd., or Qianxiang Lianhe, has entered into a series of contractual arrangements with Beijing Qianxiang Yixin Technology Development Co., Ltd., or Qianxiang Yixin, and its shareholders similar to the arrangements mentioned above. Qianxiang Yixin acts as the holding entity for most of our minority investments in PRC registered businesses.

Qianxiang Lianhe has also entered into a series of contractual arrangements with Guangzhou Xiuxuan Brokers Co., Ltd., or Guangzhou Xiuxuan, and its shareholders similar to the arrangements mentioned above. Guangzhou Xiuxuan has not carried out any significant business activities to date.

One of our wholly owned subsidiaries, Beijing Jiexun Shiji Technology Development Co., Ltd., or Jiexun Shiji, has entered into a series of contractual arrangements with Shanghai Jieying Automobile Sales Co., Ltd., or Shanghai Jieying, and its shareholders similar to the arrangements mentioned above. Shanghai Jieying has not carried out any significant business activities to date.

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

Loan Agreements. Under loan agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng, Qianxiang Shiji made interest-free loans in an aggregate amount of RMB 10.0 million to the shareholders of Qianxiang Tiancheng exclusively for the purpose of the initial capitalization and the subsequent financial needs of Qianxiang Tiancheng. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in Qianxiang Tiancheng to Qianxiang Shiji or its designated representatives pursuant to the equity option agreements. The term of the loans is ten years from the actual drawing down of such loans by the shareholders of Qianxiang Tiancheng, and will be automatically extended for another ten years unless a written notice to the contrary is given by Qianxiang Shiji to the shareholders of Qianxiang Tiancheng three months prior to the expiration of the loan agreements.

D.	Property, Plants and Equipment

Our principal executive offices are located at 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China, where we lease approximately 7,085 square meters of office space as of March 31, 2017. We also lease an additional 6,330 square meters of office space in 40 cities across China, primarily for our sales and marketing team servicing our used automobile dealership customers but also including office space for the majority of our research and development team in Beijing, our Woxiu business in Guangzhou, the majority of our internet content monitoring team in Wuhan and our the majority of our credit control team in Shanghai. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. The majority of our leases are due to expire during 2017, while the lease of our principal executive offices is due to expire in November 2020.

Some of the lessors of our leased premises in China do not have valid title to such premises or proper authorization from the title owner to sublease such premises. For further details, see “Item 3.D—Risk Factors—Risks Related to Our Business and Industry—The leasehold interests of some of our consolidated affiliated entities might not be fully protected by the terms of the relevant lease agreements due to defects in or the landlord’s failure to provide certain title documents with respect to some of our leased properties.”

We also lease 749 square meters of office space in Salt Lake City, Utah for our Chime business team.

Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have terms of one year. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A. Unresolved Staff Comments

As of the date 180 days before the end of the fiscal year to which this annual report relates, there were no unresolved comments from the staff of the SEC regarding our periodic reports under the Exchange Act. However, we did receive a letter from the Division of Investment Management dated December 18, 2015, which asked us to provide a detailed written response analyzing whether we are an investment company under the Investment Company Act, and further, if we determined that we were an investment company, to explain why we are not required to register as an investment company or else what action we plan to take either to fall outside of that definition or to register as an investment company. We responded to this letter with an analysis that explained why we believe that we are not an investment company under the Investment Company Act. After further discussion with the staff of the Division of Investment Management, we undertook to dispose of enough of our assets that might be deemed to be investment securities under the Investment Company Act so as to ensure that any such remaining assets would not constitute more than 40% of our total remaining assets by value, as the relevant percentage would be calculated for purposes of the Investment Company Act. We have been making efforts to dispose of such assets but have not yet completed this process. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.”

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

Overview

We had two reportable segments in 2014, namely Renren and games. We disposed of Qianjun Technology, the operator of 56.com within the Renren segment, in 2014, and therefore we have classified the financial results from 56.com under discontinued operations.

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

We currently generate revenues from our Renren segment and internet finance segment. Our Renren segment had net revenues from both IVAS and online advertising. Our IVAS revenues include revenues from virtual items, VIP memberships and other paid applications on renren.com and woxiu.com. Our online advertising revenues are derived from a wide range of advertising formats and solutions. We currently plan to dispose of Zhenzhong, which operates an advertising agency business. Our internet finance business includes our used automobile financing business, where we provide credit financing to used automobile dealers, Renren Fenqi, an online platform which provides credit financing to college students in China through the form of payment by installments, and Renren Licai, a financing platform. We charge fees for financing services, and for monthly services covering cash processing services, collection services and SMS services. In the second quarter of 2016, we stopped offering loans through the Renren Fenqi platform and we are now only collecting the remaining installment payments as they come due.

Our total net revenues decreased from US$46.7 million in 2014 to US$41.1 million in 2015 and increased to US$63.4 million in 2016. We had an income from continuing operations of US$29.8 million in 2014 and losses from continuing operations of US$223.2 million in 2015 and US$194.1 million in 2016.

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

	Years ended December 31,
	2014		2015		2016
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Net revenues:
Renren segment:
Online advertising	$26,894	57.6%	$9,720	23.6%	1,653	2.6%
IVAS	19,747	42.3%	22,787	55.4%	32,394	51.1%
Renren segment total	46,641	99.9%	32,507	79.0%	34,047	53.7%
Internet finance segment	27	0.1%	8,604	21.0%	29,317	46.3%
Total net revenues	$46,668	100.0%	$41,111	100.0%	$63,364	100.0%

Our Renren segment

Our Renren segment has net revenues from both IVAS and online advertising.

IVAS. Our Renren segment’s IVAS revenues include virtual items, VIP memberships and other paid applications on renren.com and woxiu.com. Revenues generated from applications developed by third parties are subject to revenue-sharing agreements with the third-party developers.

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

The most significant factors that directly or indirectly affect our Renren segment’s IVAS revenues include the following:

•	our ability to maintain and improve revenue-sharing arrangements with third-party application developers; and

•	our ability to continue to offer new VIP features on our Renren SNS platform and

•	our ability to continue to offer new features on our mobile live-streaming and Woxiu that are attractive to users.

We launched Renren mobile live streaming in the second quarter of 2016. Our mobile live streaming business accounted for US$4.9 million in total revenue in 2016 and accounting for 15.1% of our IVAS revenue for that year.

Online advertising. We offer a wide range of online advertising formats and solutions, including social ads, display ads, promoted news feed items, fan and brand pages, self-service advertising solutions targeted at small- and medium-sized enterprises, and other formats such as sponsored online events and branded virtual items. We also started offering mobile advertising solutions through our Renren mobile app towards the end of 2013, including banners, newsfeeds and sponsored stories. In 2014, 2015 and 2016, approximately 94.7%, 89.0% and 80.0%, respectively, of our online advertising revenues were derived from pay-for-time arrangements, whereby advertisers place their orders based on the period of time an advertisement is displayed in a specific format on a specific web page or through our mobile advertising formats. In addition to pay-for-time arrangements, advertisers can pay for our PC advertising solutions based on the number of ad impressions delivered or the number of clicks on their advertisement. An “ad impression” is delivered when an advertisement appears on a page and the page is viewed by a user.

Historically, advertisers looked at the size and demographics of our user base and the traffic on our SNS platform to gauge how effectively our SNS platform could be used to reach their target customers. The number of our activated users increased from approximately 223 million as of December 31, 2014 to approximately 228 million as of December 31, 2015 and further to approximately 240 million as of December 31, 2016. However, we suffered a significant drop in monthly unique log-in users in 2013 and in average amount of time that unique log-in users spent on our platform in 2014. Our monthly unique log-in users decreased from approximately 46 million in December 2014 to approximately 41 million as of December 2015 and 35 million as of December 31, 2016. The average amount of time that unique log-in users spent on our platform decreased from approximately 4.0 hours in 2014 to approximately 1.8 hours in 2015 and 1.4 hours in 2016. These decreases in usage are primarily due to intense competition in the mobile internet environment, where there are numerous mobile applications dedicated to meet the specific needs of different users.

Meanwhile, the migration of our user traffic from PC to mobile made it more difficult for us to monetize our user traffic. The mobile percentage of the monthly total user time spent on our SNS service was 87.9%, 68.6% and 92.6% in December 2014, 2015 and 2016, respectively. To date, advertisers have spent considerably less money advertising on mobile devices as compared to advertising on personal computers, due to the limited screen size of mobile devices and the under-developed measurement and tracking services for mobile advertising, and we did not begin monetizing through advertising until towards the end of the 2013. As a consequence, the number of our brand advertisers and annual spending by our brand advertisers have both decreased in recent years. The number of our brand advertisers was 139, 72 and 14 in 2014, 2015 and 2016, respectively, while annual spending by our brand advertisers was approximately US$179,000, US$118,000 and US$87,326 in 2014, 2015 and 2016, respectively.

The most significant factors that directly or indirectly affect our online advertising revenues include the following:

•	the number of users who visit the mobile and PC versions of our social networking internet platform, and the amount of time as well as the page views spent on the mobile and PC versions of our platform;

•	acceptance by advertisers of online advertising in general and social networking services in particular as an effective marketing channel;

•	the size of total online advertising budgets of advertisers for both mobile and PC solutions;

•	our ability to retain existing advertisers and attract new advertisers;

•	the level of competition among companies providing social networking, social messaging and social media services;

•	our ability to continue providing innovative advertising solutions that enable advertisers to reach their target audiences;

•	reports by third party internet traffic tracking service providers in China, such as iResearch;

•	the state of the PRC and global economy; and

•	government regulations or policies affecting the internet and the SNS and online advertising businesses.

Our internet finance segment

We extended credit in an aggregate of RMB 734.9 million and RMB 4,832.6 million (US$727.8 million) to used automobile dealers in 2015 and 2016, respectively. Our used automobile financing business accounted for US$2.8 million in total revenue in 2015 and 32.6% of our internet finance revenue for that year. In 2016, it accounted for US$17.9 million in total revenue and 61.2% of our internet finance revenue for that year. The rate at which we charge upfront fees and interest to used automobile dealerships is about 10.8% to 15.6%.

We previously made loans through Renren Fenqi, an online platform which provided credit financing to college students in China on an installment payment basis for the purchase of consumer goods. In the second quarter of 2016, we stopped making loans through this platform and we are now only collecting the remaining installment payments as they come due. The last of these installment payments will be due in the second quarter of 2018. Our revenue from Renren Fenqi includes interest and repayment processing fees.

For a detailed discussion of how revenues from internet finance segment are recognized in our financial statements, see “—Critical Accounting Policies—Revenue Recognition.”

The most significant factors that directly or indirectly affect our internet finance segment’s revenues include the following:

Our ability to offer attractive internet finance products to users. We launched our internet finance business with a service that targeted college students who wished to buy consumer goods on an installment plan. We no longer offer this service, and our internet finance business currently focuses on extending credit to used automobile dealerships. Internet finance is a new, rapidly growing and constantly evolving field and it is difficult to predict what kinds of products users will find attractive at any given time. User preferences continually change, so even successful products and services may not remain popular for long. Unlike in a business with more traditional products and services, our success in the internet finance business will depend in large part on our ability to anticipate trends and introduce new kinds of products into the marketplace.

Competition in China’s internet finance market. China’s internet finance market is still relatively small compared to its financial markets as a whole, and companies that are not traditional financial institutions have had an important role in shaping its growth. The growth of the field is already attracting large internet companies with deep pockets that previously specialized in other areas of online business, and the competitive landscape is changing rapidly. As China’s internet finance market grows and matures, more traditional financial institutions may be attracted to the industry and the profile of our competition may change correspondingly. For example, we may face competition from larger financial institutions with much lower costs of capital in the future.

The growth of the used automobile industry in China. Our internet finance business currently focuses on extending credit to used automobile dealerships. Car ownership is a relatively recent phenomenon in China, and the purchase of used automobiles even more so. According to the China Automobile Dealers Association, sales of used automobiles in China totaled approximately 9.2 million units in 2014, 9.4 million units in 2015 and 10.4 million units in 2016. Continued growth should give us more opportunities. In addition, ownership of used automobile dealerships is highly fragmented, and dealerships are so small and numerous that we must devote significant resources to sales and marketing to grow our revenue. If the growth of the industry is accompanied by greater consolidation of ownership then we would benefit from greater efficiencies of scale in dealing with potential customers.

Government regulations or policies affecting internet finance businesses. Finance businesses and financial institutions are heavily regulated in most countries, including China. Internet finance has grown quickly in China and government regulation is still catching up with it. If the government decides to promulgate new regulations or increase existing regulations in any area where we are operating our internet finannce business, it may affect our ability to grow our business and increase our revenue.

We plan to dispose of Zhenzhong, which operates an advertising agency business. Zhenzhong accounted for US$10.0 million in total revenue in 2015 and US$5.0 million in total revenue in 2016, including both IVAS and advertising revenues. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.”

Cost of Revenues

The following table sets forth the principal components of our cost of revenues, both as absolute amounts and as percentages of our total net revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2014		2015		2016
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Cost of revenues:
Renren segment:
Commission costs	$11,274	24.2%	$15,697	38.2%	$14,032	22.1%
Bandwidth and co-location costs	10,184	21.8%	6,754	16.4%	2,702	4.3%
Direct advertisement costs	1,391	3.0%	1,436	3.5%	668	1.1%
Salaries and benefits	2,557	5.5%	526	1.3%	11	0.0%
Other expenses	9,157	19.6%	5,319	12.9%	8,467	13.4%
Sub-total	34,563	74.1%	29,732	72.3%	25,880	40.8%

Internet finance segment:
Financing costs	$36	0.1%	$2,573	6.3%	$12,932	20.4%
Provision of financing receivable	—	—	3,632	8.8%	12,437	19.6%
Salaries and benefits	29	0.1%	422	1.0%	179	0.3%
Bandwidth and co-location costs	15	0.0%	122	0.3%	108	0.2%
Other expenses	20	0.0%	239	0.6%	231	0.4%
Sub-total	100	0.2%	6,988	17.0%	25,887	40.9%

Total cost of revenues	$34,663	74.3%	$36,720	89.3%	51,767	81.7%

Our Renren segment

Cost of revenues for our Renren segment consists primarily of commission costs, depreciation and content costs, and bandwidth and co-location costs.

Commission costs. Commission costs primarily consist of commissions that were paid to mobile live streaming performers and Woxiu performers. Such commissions were calculated as a percentage of the revenues we generate from the sales of virtual items that fans of the performers have purchased.

Bandwidth and co-location costs. Bandwidth and co-location costs are the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers. Bandwidth and co-location costs have fallen as our SNS platform usage declines.

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

Zhenzhong accounted for US$2.0 million of our cost of revenues in 2015 and US$1.7 million of our cost of revenues in 2016.

Our internet finance segment

Cost of revenues for our internet finance segment consists primarily of provision of financing receivable and interest expenses.

Financing costs. Financing costs primarily consist of interest expenses, including the expenses paid to investors on Renren Licai and other peer-to-peer platforms, issuing related expenses and interest expenses of asset-backed securities. Funds for our internet finance business are provided by Renren Licai, which is our financing platform, by our issuance of asset-backed securities collateralized by that credit financing, and by other peer-to-peer platforms. Our cost of funding is related to prevailing interest rates in China and other factors that affect the availability of credit, though the relationship is indirect because we rely on unconventional sources of funding. Interest rates paid to investors on peer-to-peer platforms tend to be somewhat higher than prevailing interest rates because peer-to-peer platforms are relatively novel and have not achieved wide acceptance. Our ability to source funding at affordable rates will have a significant impact on our ability to control costs.

Provision of financing receivable. The provision of financing receivable is accrued when we believe that the future collection of principal is unlikely. We consider the credit worthiness of the customers, aging of the outstanding receivable and other specific circumstances related to the receivable when determining the allowance for receivable losses. In the aggregate, these costs are related to our ability to maintain and improve our credit risk control system. We are not a financial institution and we do not have a long history of designing and operating credit risk control systems. Provision of financing receivable accounts for a significant proportion of the cost of revenues of our internet finance segment, comparable to our financing costs in 2016, so the accuracy and efficiency of our credit risk control systems will have a significant impact on our ability to control costs.

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

	Years ended December 31,
	2014		2015		2016
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Operating Expenses:
Selling and marketing	$34,593	74.1%	$30,502	74.2%	$21,276	33.6%
Research and development	42,697	91.5%	32,392	78.8%	20,750	32.7%
General and administrative	48,764	104.5%	46,803	113.8%	42,584	67.2%
Impairment of goodwill	46,864	100.4%	—	—	—	—%
Total operating expenses	$172,918	370.5%	$109,697	266.8%	$84,610	133.5%

Our selling and marketing expenses, research and development expenses and general and administrative expenses include share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation” for more information.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, benefits and commissions for our sales and marketing personnel and advertising and promotion expenses. Our sales and marketing expenses decreased substantially in 2016 due mainly to a decrease in salaries as we reduced our headcount. Our selling and marketing expenses may increase in the near term if we increase our promotion expenses for our Renren brand, our live streaming service and our internet finance services.

Research and development expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel. Our research and development expenses decreased substantially in 2016 due mainly to the headcount reduction for our Renren development teams. Our research and development expenses may increase in the near term on an absolute basis as we intend to hire additional research and development personnel to develop new features for our various services and further improve our technology infrastructure.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel and fees and expenses for third-party professional services. Our general and administrative expenses may increase in the future on an absolute basis as our internet finance business grows.

Impairment of goodwill

As the declining performance of our Renren reporting unit indicated an impaired goodwill, we performed an interim impairment test in September 2014 and recorded an impairment of goodwill of the Renren reporting unit, which included 56.com, of US$46.9 million. We had no impairment of goodwill in 2015 or 2016.

Zhenzhong accounted for US$6.3 million of our operating expenses in 2015 and US$3.5 million of our operating expenses in 2016.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

PRC

Prior to the adoption of the value-added tax, all entities and individuals that engage in the provision of services, the transfer of intangible assets or the sale of real properties within the PRC were required to pay PRC business tax. We were subject to a 5.6% to 8.6% business tax on gross revenue generated from IVAS, online advertising and social commerce services, plus related surcharges, up through April 2016. As of December 31, 2016, all of our subsidiaries and consolidated affiliated entities in the PRC have been required by the local tax authorities to pay value-added tax at a rate of 6.72% to 6.78% on certain service revenues which were previously subject to business tax.

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

Under the Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” located within the PRC is considered a PRC resident enterprise and therefore will be subject to a 25% PRC enterprise income tax on its global income. The implementation rules define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” In addition, SAT Circular 82 treats a Chinese-controlled enterprise established outside of China as a PRC resident enterprise with “de facto management bodies” located in the PRC for tax purposes where all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily production or business operations are located in the PRC; (ii) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s board members with voting rights or senior management habitually reside in the PRC. In addition, the State Administration of Taxation issued a bulletin effective September 1, 2011 to provide more guidance on the implementation of the above circular. The bulletin made clarification in the areas of resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises under the Enterprise Income Tax Law. If we were considered a PRC resident enterprise for tax purposes, we would be subject to the PRC enterprise income tax at the rate of 25% on our global income for the period after January 1, 2008. Given that Circular 82 was issued regarding overseas enterprises controlled by PRC enterprises (not those controlled by PRC individuals), it is not strictly applicable to us. As of December 31, 2016, we had not accrued reserves for PRC tax on such basis.

Discontinued Operations

In October 2013, Baidu Holdings Limited, a subsidiary of Baidu, Inc., acquired approximately 59% of the equity interest of Nuomi Holdings Inc., or Nuomi, a wholly owned subsidiary of ours and a leading provider of group-buying services in China. In December 2014, Tianjin Jinhu Culture Development Co., Ltd, a subsidiary of Sohu.com Inc., acquired 100% of the equity interest of Qianjun Technology, a wholly owned subsidiary of ours and operator of the 56.com website. In November 2015, our board of directors approved the disposition of our online games business as part of our change in strategic direction to focus more on our internet finance business. We disposed of our entire online games business in March 2016. As a result, our financial statements now reflect the deconsolidation of Nuomi’s, Qianjun Technology’s and our online games business’s operating results. Retrospective adjustments to the historical statement of operations have also been made to provide a consistent basis of comparison for the financial results. Specifically, Nuomi’s, Qianjun Technology’s and our online games business’s operational results have been excluded from our financial results from continuing operations and have been separately reclassified to discontinued operations.

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

Revenue Recognition

Historically, we have generated revenues primarily through online games, online advertising, our online social video platform and social commerce. Our social commerce services and online advertising services generated on our online social video platform have been discontinued after our deconsolidation of Nuomi and Qianjun Technology. Our online game services have been discontinued since we reclassified our online games business as held for sale in 2015 and we disposed of our online games business in 2016. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

Internet finance services

We generate revenue from our internet finance services business primarily through providing credit financing to used automobile dealers. In addition, we also provided credit to college students on Renren Fenqi as well as apartment rental financing during the years ended December 31, 2015 and 2016. These services were terminated in May 2016 and January 2016, respectively. We record financing income and service fees related to those services over the life of the underlying financing using the effective interest method on unpaid principal amounts. The service fees collected upfront, as well as the direct origination costs for the financing, are deferred and recognized as financing income as an adjustment to the yield on a straight line basis over the life of the portfolio financing.

- Used automobile financing

We provide short-term financing services to used automobile dealers through one of our subsidiaries with a financial lease license to fund the car dealers’ cash needs for used automobile purchasing. The financing period is no more than 6 months. The financing is secured by a pledge of the dealer’s used automobiles with total value exceeding the principal of the financing. We charge an upfront service fee as well as financing income on a monthly basis. Such fees are deferred and recognized as financing income as an adjustments to the yield on a straight line basis over the life of the financing.

- Financing for installment sales to college students

During the year ended December 31, 2015 and part of 2016, we provided financing services to college students on installment sales, through which students were able to purchase products online on Renren Fenqi or from other third-party online merchants through the Renren Fenqi platform and make payments on a monthly basis in 1 to 24 installments. We charged fees earned on the financing. We were not responsible for providing any post sale support or make any changes to the products and concluded that we were merely acting as an agent recording the related financing fee charged to the students ratably over the life of the underlying financing. We discontinued this service in May 2016.

- Other financing

During the year ended December 31, 2015 and part of 2016, we provide rental financing service to individuals who are referred by the apartment agents and need funds to make lump sum down payments to the apartment agents for a favorable discount of rental fee, as well as micro cash financing services to college students to fund their short-term consumption within a period of no more than 6 months. We generally charge financing income and service fee on a monthly basis. We discontinued this service in January 2016.

In addition to the service fee charged for the above financing services, we also receive fees contingent on future events, mainly penalty fees for late repayment of the financing. Those contingent fees were immaterial for all periods presented.

Online advertising

Pursuant to advertising contracts, we provide advertisement placement services on our SNS platform and in our online games. We primarily enter into pay-for-time contracts, pursuant to which we bill our customers based on the period of time to display the advertisements in the specific formats on specific web pages. In recent years we have entered into pay-for-volume arrangements, pursuant to which we bill our customers on the traffic volume basis, e.g. pay-per-click or pay-per-impression.

For pay-for-time contracts revenues are recognized ratably over the period the advertising is provided. For pay-for-volume contracts revenues are recognized based on traffic volume tracked and the pre-agreed unit price. Contractual billings in excess of recognized revenue and payments received in advance of revenue recognition are recorded as deferred revenues.

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

Live streaming revenue

We generate live streaming revenue from both Woxiu and Renren mobile live streaming.

“Woxiu,” which translates into “a show of your own” in Chinese, is a virtual stage that we initially offered on our 56.com platform and then on the Woxiu platform after the completion of the disposition of 56.com, where grassroots musicians and performers can live-stream their performances and share them with viewers. Fans of the performing user can chat live with the performer and other audience members and purchase consumable virtual items to show support for the performer. In the second quarter of 2016, we also launched live streaming service on Renren mobile terminal.

For both Woxiu and Renren mobile live streaming, the amount of virtual currencies consumed is maintained by our operating system and will be deducted from users’ accounts automatically when the virtual currencies are deemed as consumed. Revenue is recognized monthly based on the virtual currencies consumed. We pay the performers a certain percentage of the virtual currencies consumed. We recognize total revenue on a gross basis, and the commission paid to performers is recorded as cost of revenues. We calculate the amount of revenues recognized for each unit of virtual currency consumed using a moving weighted average method by dividing the total cumulative unrecognized deferred revenues by total unconsumed virtual currency.

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

In view of the declining performance of our Renren reporting unit and the reallocating of resources to new business areas, we performed an interim impairment test of goodwill on September 30, 2014 and wrote down its carrying amount to its fair value of US$13.7 million and recognized an impairment loss of US$46.9 million for the year ended December 31, 2014. We tested goodwill for impairment at the reporting unit level, which is the same as reportable segment. Goodwill is only associated with our “Renren” reporting unit. The following table sets forth the estimated fair value, carrying value and goodwill as of September 30, 2014.

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

As of December 31, 2015 and 2016, we do not have any goodwill on our consolidated balance sheet.

Please see “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry” for a discussion of risks and uncertainties that may adversely affect our growth. These risks and uncertainties, if materialized, could also have a negative effect on the estimated fair value.

Intangible assets with indefinite useful lives are not subject to amortization and are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. During the years ended December 31, 2014, 2015 and 2016, we recorded no impairment losses from continuing operations, and impairment losses of US$13.7 million, nil and nil, respectively, from discontinued operations, mainly related to domain names with indefinite life, since we performed an interim impairment test on intangible assets. The fair value of the intangible assets of 56.com were estimated based on the latest operating results and market conditions and such impairments were based on the fair value in impairment test. Upon the disposal of Qianjun Technology and the classification of our game business as held for sale, we allocated intangible assets related to 56.com and our game business into our discontinued operations and accordingly, we have no intangible assets as of December 31, 2016.

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

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than the expected ultimate assessment. We recorded no unrecognized tax benefits during the years ended December 31, 2014, 2015 and 2016.

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

In January 2016 and September 2016, we originated the issuance of two Shanghai Renren Finance Leasing Asset-Backed Special Plans, approximating RMB 299.8 million (US$45.2 million) and RMB 510.6 million (US$76.9 million), respectively. The plans are collateralized by certain financing receivables arising from our used automobile financing business.

The plans consist of three tranches: AAA-rated senior securities (covering 68.0% and 70.5% of the total securities issued, respectively) and AA-rated senior securities (covering 10.5% and 11.0% of the total securities issued, respectively) which were purchased by external investors, and subordinate securities (covering 21.5% and 18.5% of the total securities issued, respectively) held by us. We also provided a guarantee to secure the full repayment of the principal and interest of the external investors in the plans.

We hold significant variable interests in the plans through holding the subordinate securities and the guarantee provided, from which we have the right to receive benefits from the plans that could potentially be significant to the plans.

We also have power to direct the activities of the plans that most significantly impact the economic performance of the plans by making revolving purchases of underlying financing receivables and providing payment collection services from the underlying financing receivables.

Accordingly, we are considered the primary beneficiary of the plans and have consolidated the plans’ assets, liabilities, results of operations and cash flows in the accompanying consolidated financial statements.

The assets of the plans are not available to our creditors. In addition, the investors of the plans have no recourse against our assets.

Short-term investments

The short-term investments comprise marketable securities which are classified as trading and available-for-sale, and derivative financial instruments that are regarded as assets. The available-for-sale investments are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income in equity. Short-term investments with contractual maturity dates less than one year are classified as held-to-maturity measured at amortized costs when we have the positive intent and ability to hold the securities to maturity. The derivative financial instruments that are treated as assets are measured at fair value. The changes in fair value of those derivative instruments are recognized as gain or loss.

We review the available-for-sale investments for other-than-temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating the potential impairment of the short-term investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and our intent and ability to hold the investment. We separate the amount of the other-than-temporary impairment into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in the consolidated statements of comprehensive income (loss) if we neither intend to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. We recognized nil, nil and nil million impairment losses on short-term investments for the years ended December 31, 2014, 2015 and 2016, respectively.

Long-term investments

•	Equity method investments. Investment in common stock or in-substance common stock of an entity where we can exercise significant influence, but not control, is accounted for using the equity method. Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements are also considered in determining whether the equity method of accounting is appropriate. An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. We consider subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock. Under the equity method, the investment is initially recorded at cost and adjusted for our share of undistributed earnings or losses of the investee. Investment losses are recognized until the investment is fully written down as we do not guarantee the investee’s obligations nor it is committed to provide additional funding. When our carrying value in an equity method affiliated company is reduced to zero, no further losses are recorded in our consolidated financial statements unless we guaranteed obligations of the affiliated company or have committed additional funding. When the affiliated company subsequently reports income, we will not record its share of such income until it exceeds the amount of its share of losses not previously recognized. We regularly evaluate the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We recognized nil, US$4.3 million and US$7.5 million in impairment losses on equity method investments for the years ended December 31, 2014, 2015 and 2016, respectively.

•	Warrants and purchased call options. Warrants and purchased call options represent financial instruments purchased by us to acquire additional equity interest if the counterparties fulfilled certain conditions during certain period of time. The warrants and purchased call options are recorded at fair value at the acquisition date and carried at cost less impairment.

•

Cost method investments. For investments in an investee over which we do not have significant influence and which are not considered debt securities or equity securities that have readily determinable fair values, we carry the investment at cost and recognize income as any dividends declared from distribution of investee’s earnings. We review the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The primary factors we consider in our impairment analysis include the duration and severity of the decline in fair value, the financial condition, operation performance and the prospects of the investees as well as other company specific information such as recent financing rounds. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. We determine the fair value of our cost method investment generally by adopting a market approach concluding on the overall investee’s equity value which takes into consideration a number of factors that include expected market multiples from publicly traded companies in the industry and allocating this value to the various classes of preferred and common shares by using an option pricing method which takes into consideration a number of factors that include lack of marketability discount, interest rate, expected volatility, probability weight for each scenario including liquidation, redemption and initial public offering as applicable. We recognized nil, nil and US$44.0 million in impairment losses on cost method investments for the years ended December 31, 2014, 2015 and 2016, respectively.

•

Available-for-sale investments. Our investments in convertible redeemable preferred shares and convertible debt are classified as available-for-sale investments which are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. We monitor the investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends and other company-specific information. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of operations and comprehensive income when the decline in value is determined to be other-than-temporary. Fair value of our long-term available for sales investments is generally based on a market approach taking into consideration a number of factors that include expected market multiples from publicly traded companies in the industry, and allocating this value to the various classes of preferred and common shares by using an option-pricing method which takes into consideration a number of factors that include lack of marketability discount, interest rate, expected volatility, probability weight for each scenario including liquidation, redemption and initial public offering as applicable. We recognized nil, nil and US$50.8 million in impairment losses on available-for-sale investments for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Due to limitations imposed by PRC laws and regulations, we appointed a senior management member to act as an intermediary to facilitate certain financing services for our internet finance business. Under the this business model, we arrange for each individual or company to sign the financing agreement with the intermediary. We provide funds to the intermediary to finance the individuals or companies in accordance with the financing agreement. Immediately upon signing a financing agreement with an individual or a company, the intermediary then transfers all of the creditor’s rights arising from the financing agreement to us. Additionally, once investors are identified by us on Renren Licai, we transfer the underlying creditor’s rights to the investors through the intermediary. We, through the intermediary, agree to repurchase the creditor's rights from the investors prior to or upon the maturity of the investment period therefore acting as a principal in the transaction.

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

In May 2016, we terminated all of the financing business conducted under this business model.

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

Through Renren Licai, we identify individual investors and transfers creditors’ rights originated from the aforementioned financing services to the individual investors. We further offer different investment periods to investors ranging from 1 to 12 months with various annual interest rates while those credit rights are held by the investors. The terms of the sales require us to repurchase those creditors’ rights from investors prior to or upon the maturity of the investment period. As a result, the sales of those creditors’ rights are not accounted for as a sale and remain on our consolidated balance sheet and are recorded as payable to investors in our consolidated balance sheet.

Accounting Pronouncements Newly Adopted

Newly adopted accounting pronouncements that are relevant to us are included in note 2 to our audited consolidated financial statements, which are included in this annual report.

Recent Accounting Pronouncements Not Yet Adopted

Not yet adopted accounting pronouncements that are relevant to us are included in note 2 to our audited consolidated financial statements, which are included in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. Our business has evolved rapidly in recent years. We believe that period-to-period comparisons of our results of operations should not be relied upon as indicative of future performance.

	Year ended December 31,
	2014	2015	2016
	(in thousands of US$)
Net revenues:
Renren segment:
Online advertising	$26,894	$9,720	$1,653
Other IVAS	19,747	22,787	32,394
Renren segment	46,641	32,507	34,047
Internet finance segment	27	8,604	29,317
Total net revenues	46,668	41,111	63,364
Cost of revenues	34,663	36,720	51,767
Gross profit	12,005	4,391	11,597
Operating expenses:
Selling and marketing	34,593	30,502	21,276
Research and development	42,697	32,392	20,750
General and administrative	48,764	46,803	42,584
Impairment of goodwill	46,864	—	—
Total operating expenses	172,918	109,697	84,610
Loss from operations	160,913	105,306	73,013
Other (expenses) income	(1,352)	(6,884)	12,892
Exchange loss on offshore bank accounts	(2,277)	(174)	(4)
Interest income	12,569	2,190	919
Interest expense	—	(2,041)	(12,439)
Realized gain (loss) on short-term investments	139,265	(98,112)	552
Impairment of short-term investments	—	—	—
Impairment of long-term investments	—	(4,258)	(102,307)
Loss before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(12,708)	(214,585)	(173,400)
Income tax expenses	(6,517)	(3,124)	(2,470)
Loss before earnings (loss) in equity method investment, net of income taxes	(19,225)	(217,709)	(175,870)
Earnings (loss) in equity method investment, net of income taxes	49,015	(5,468)	(18,183)
Income (loss) from continuing operations	29,790	(223,177)	(194,053)
Discontinued operations:
(Loss) income from the operations of the discontinued operations, net of income taxes	(27,194)	1,520	391
Gain on deconsolidation of the subsidiaries, net of income taxes	489	—	8,310
Gain on disposal of equity method investment, net of income taxes	56,993	—	—
Income loss on discontinued operations, net of income taxes	30,288	1,520	8,701
Net income (loss)	60,078	(221,657)	(185,352)
Net loss attributable to the noncontrolling interest	382	1,529	—
Net income (loss) from continuing operations attributable to Renren Inc.	30,172	(221,648)	(194,053)
Net income loss from discontinued operations attributable to Renren Inc.	30,288	1,520	8,701
Net income (loss) attributable to Renren Inc.	$60,460	$(220,128)	$(185,352)

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net revenues. Our net revenues increased by 54.1% from US$41.1 million in 2015 to US$63.4 million in 2016. This increase was primarily due to a 240.7% increase in the net revenues of our internet finance segment as well as a 4.7% increase in the net revenues of our Renren segment.

•	Renren segment. Our Renren segment’s net revenues increased by 4.7% from US$32.5 million in 2015 to US$34.0 million in 2016. The increase in our Renren segment’s net revenues was primarily due to an increase in IVAS revenue. Our IVAS revenues increased by 42.2% from US$22.8 million in 2015 to US$32.3 million in 2016, as we launched our mobile live streaming business and our online wealth management platform in 2016. Our online advertising revenues decreased by 83.0% from US$9.7 million in 2015 to US$1.7 million in 2016. The number of our monthly unique log-in users decreased from 41 million in December 2015 to 35 million in December 2016 and the average amount of time that unique log-in users spent on our platform decreased from approximately 1.8 hours in 2015 to approximately 1.4 hours in 2016. The number of our brand advertisers decreased from 72 in 2015 to 12 in 2016, and the average annual spending by our brand advertisers decreased from approximately US$118,000 in 2015 to approximately US$60,000 in 2016.

•	Internet finance segment. Our internet finance segment revenues increased from US$8.6 million in 2015 to US$29.4 million in 2016, primarily due to the substantial increase in the credit we extended in our used automobile financing service, which increased from RMB 734.9 million in 2015 to RMB 4,832.6 million (US$727.8 million) in 2016.

Cost of revenues. Our cost of revenues increased by 41.0% from US$36.7 million in 2015 to US$51.8 million in 2016. This increase was due to financing costs and the provision for financing receivable for our internet finance segment, partially offset by a 13.0% decrease in the cost of revenues of our Renren segment.

•	Renren segment. Our Renren segment’s cost of revenues decreased by 13.0% from US$29.7 million in 2015 to US$25.9 million in 2016. The decrease was primarily due to a decrease of US$4.1 million in bandwidth costs and a decrease of US$2.0 million in depreciation costs for IT servers. Our bandwidth costs fell as the average number of monthly unique log-in users and the average amount of time that unique log-in users spent on our platform both declined.

•	Internet finance segment. Our internet finance segment’s cost of revenues increased from US$7.0 million in 2015 to US$25.9 million in 2016 as we provided more services in 2016. The main components of our internet finance segment’s cost of revenues include financing costs and provision for financing receivable. Our provision for financing receivable in 2016 was primarily due to Renren Fenqi.

Operating expenses. Our operating expenses decreased by 22.9% from US$109.7 million in 2015 to US$84.6 million in 2016, primarily due to decreased expenses in salaries and other benefits.

•	Selling and marketing expenses. Our selling and marketing expenses decreased by 30.2% from US$30.5 million in 2015 to US$21.3 million in 2016. This decrease was primarily due to a decrease of US$7.3 million in salaries and other benefits as we reduced our headcount.

•	Research and development expenses. Our research and development expenses decreased by 35.9% from US$32.4 million in 2015 to US$20.7 million in 2016. This decrease was primarily due to a 38.2% decrease in salaries and other benefits for research and development personnel, from US$24.0 million in 2015 to US$14.8 million in 2016, which was primarily due to the reduction in our research and development headcount in 2016, as well as to a decrease in the associated rental and office facilities expenses from US$5.0 million in 2015 to US$2.5 million in 2016.

•	General and administrative expenses. Our general and administrative expenses decreased by 9.0% from US$46.8 million in 2015 to US$42.6 million in 2016. The decrease was primarily due to a decrease of US$4.1 million in share-based compensation expenses.

Interest income. Our interest income was US$0.9 million in 2016, as compared to interest income of US$2.2 million in 2015. Our interest income was primarily interest from term deposits at commercial banks.

Interest expense. Our interest expense was US$12.4 million in 2016. The interest expense was primarily interest on loans that we borrowed to fund the purchase of additional shares in SoFi in 2015.

Realized gain/(loss) on short-term investments. Our realized gain on short-term investments was US$0.6 million in 2016, compared to a realized loss on short-term investments of US$98.1 million in 2015, as we adopted a more conservative approach to our treasury management operations. The gain in 2016 was primarily due to a gain on trading securities.

Impairment of long-term investments. Our impairment of long-term investments was US$102.3 million in 2016, compared to impairment of long-term investments of US$4.3 million in 2015. The increase was primarily due an impairment of US$50.8 million in our investment in 268V Limited and an impairment of US$32.3 million in our investment in Motif Investing Inc.

Loss in equity method investments. Our loss in equity method investments was US$18.2 million in 2016, compared to loss in equity method investments of US$5.5 million in 2015. The increase was primarily due to the pick-up loss in SoFi and Sindeo Inc. and the decrease in earnings from investment in JMOOP after our disposition of that investment in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net revenues. Our net revenues decreased by 11.9% from US$46.7 million in 2014 to US$41.1 million in 2015. This decrease was due to a 30.3% decrease in the net revenues of our Renren segment and the increase in the net revenues of our internet finance segment.

•	Renren segment. Our Renren segment’s net revenues decreased by 30.3% from US$46.6 million in 2014 to US$32.5 million in 2015. The decrease in our Renren segment’s net revenues was primarily due to the decrease in online advertising revenue, partially offset by an increase in IVAS revenue. Online advertising revenues decreased by 63.9% from US$26.9 million in 2014 to US$9.7 million in 2015. The continuing migration of our traffic from PC to mobile has caused the vast majority of our Renren users’ time on our SNS service to be spent on mobile. Further, Chinese advertisers have, to date, spent considerably less money advertising on mobile devices as compared to advertising on personal computers due to the limited screen size of mobile devices and the under-developed measurement and tracking services for mobile advertising. This shift of user traffic, coupled with intensifying competition, has had an adverse impact on our online advertising revenues. The number of our monthly unique log-in users decreased from 46 million in December 2014 to 41 million in December 2015 and the average amount of time that unique log-in users spent on our platform decreased from approximately 4.0 hours in 2014 to approximately 1.8 hours in 2015. The number of our brand advertisers decreased from 139 in 2014 to 72 in 2015, and the average annual spending by our brand advertisers decreased from approximately US$179,000 in 2014 to approximately US$118,000 in 2015. Our Renren segment’s IVAS revenues increased by 15.4% from US$19.7 million in 2014 to US$22.8 million in 2015, primarily due to an increase of online talent show revenue.

•	Internet finance segment. Our internet finance segment revenues increased from US$0.03 million in 2014 to US$8.6 million in 2015 as we launched our internet finance business in the fourth quarter of 2014 and provided more services in 2015. Renren Fenqi, which provides credit financing to college students in China for making purchases on e-commerce platforms, was launched in the fourth quarter of 2014. We have been providing financing service for used automobile dealers from the first quarter of 2015.

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

Earnings (loss) in equity method investments. Loss in equity method investments was US$5.5 million in 2015, compared to earnings in equity method investments of US$49.0 million in 2014. The loss in 2015 was primarily due to our investment in Social Finance, Inc. The earnings in 2014 were mainly derived from our investment in Japan Macro Opportunities Offshore Partners, LP. We disposed of the investment in Japan Macro Opportunities Offshore Partners, LP on August 24, 2015.

Discussion of Segment Operations

We had two reportable segments as of December 31, 2016, our Renren segment and our internet finance segment. Our Renren segment offers social networking services and other internet value added services. Our internet finance segment offers financial services.

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	Year ended December 31, 2014
	Renren	Internet finance	Total
Net revenues	$46,641	$27	$46,668
Cost of revenues	(34,563)	(100)	(34,663)
Operating expenses	(171,246)	(1,672)	(172,918)
Operating (loss) income	(159,168)	(1,745)	(160,913)
Net income (loss) from continuing operations	31,535	(1,745)	29,790
Net income from discontinued operations	30,288	—	30,288
Net income (loss)	61,823	(1,745)	60,078

	Year ended December 31, 2015
	Renren	Internet finance	Total
Net revenues	$32,507	$8,604	$41,111
Cost of revenues	(29,732)	(6,988)	(36,720)
Operating expenses	(87,331)	(22,366)	(109,697)
Operating (loss) income	(84,556)	(20,750)	(105,306)
Net (loss) income from continuing operations	(202,427)	(20,750)	(223,177)
Net loss from discontinued operations	1,520	—	1,520
Net (loss) income	(200,907)	(20,750)	(221,657)

	Year ended December 31, 2016
	Renren	Internet finance	Total
Net revenues	$34,047	$29,317	$63,364
Cost of revenues	(25,880)	(25,887)	(51,767)
Operating expenses	(63,713)	(20,897)	(84,610)
Operating loss	(55,546)	(17,467)	(73,013)
Net loss from continuing operations	(176,586)	(17,467)	(194,053)
Net income from discontinued operations	8,701	—	8,701
Net loss	(167,885)	(17,467)	(185,352)

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Prior to our initial public offering and concurrent private placement in May 2011, we financed our operations primarily through issuance and sale of preferred shares and warrants to investors in private placements and, to a much lesser extent, from cash generated from our operating activities. As of December 31, 2016, we had US$79.4 million in cash and cash equivalents and term deposits. We believe that our cash on hand, together with cash from disposal of long-term investments and cash provided by financing activities, will provide us with sufficient capital to meet our anticipated cash needs for the next 12 months. If we have additional liquidity needs, we may obtain additional financing to meet such needs. However, we cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Prior to our disposal of the 56.com business in December 2014, this entity experienced operating losses and net losses. To fund its daily operations, we provided intercompany interest-free loans to it. After elimination of intercompany interest-free loans, the net cash outflow pertaining to 56.com was approximately US$16.6 million for the year ended December 31, 2014. After 2014, 56.com was no longer a drain on our consolidated cash flow.

As of December 31, 2016, our balance sheet included US$695.3 million in long-term investments in some 58 unconsolidated subsidiaries and investment funds. As we announced on September 30, 2016, we are planning on disposing of most of our investments in minority stakes in our investee companies. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.” We are also planning on disposing of Zhenzhong, which operates an advertising agency business. If and when we succeed in completing the disposition of these assets, our current plan is to declare a special dividend to distribute most or all of any cash proceeds that we receive in connection with the disposition of these assets. We do not expect the amount of any special dividend to exceed the net proceeds that we receive from the disposition of these assets. As of the date of this annual report, we have received net proceeds of US$91.9 million from the disposition of a portion of our SoFi preferred shares, and we have not completed the disposition of the remaining assets that we plan to dispose of. While the net effect of the disposition of these assets and the payment of any special dividend will not reduce our cash on hand, our cash on hand will rise as we dispose of assets, and then fall when we pay any special dividend. Once we have completed the entire process of disposing of assets and paying any special dividend, we will have fewer investment assets that can be readily converted into cash, which will restrict our options if we require more cash in the future. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry—Future disposals of long-term investments and any payment of a special dividend from the proceeds of disposing of those assets will leave us with fewer investment assets that can be readily converted into cash, which may cause us to experience cash flow problems in the future.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31
	2014	2015	2016
	(in thousands of US$)
Net cash provided by (used in) operating activities	$56,439	$(50,042)	$(11,005)
Net cash provided by (used in) investing activities	109,215	(248,984)	(193,283)
Net cash provided by (used in) financing activities	(134,832)	180,430	226,075
Net increase (decrease) in cash and cash equivalents	30,822	(118,596)	21,787
Cash and cash equivalents at the beginning of the year	154,308	183,025	60,837
Effect of exchange rate changes	(2,105)	(3,592)	(3,254)
Cash and cash equivalents at the end of the year	183,025	60,837	79,370

Operating Activities

The major factors affecting our operating cash flows are the timing of cash receipts from sales of our services and of the cash settlement for our accounts payable and accrued expenses.

Net cash used in operating activities amounted to US$11.0 million in 2016, compared to a net loss of US$185.4 million. The principal changes in operating assets and liabilities accounting for the difference between our net loss and our net cash used in operating activities in 2016 were a decrease in prepaid expenses and other current assets of US$7.9 million and the repayment of an intercompany loan that we had made to Online Gaming of US$7.5 million. The principal adjustments to reconcile our net loss to our net cash used by operating expenses were impairment on long-term investments of US$102.3 million, share-based compensation expenses of US$23.5 million, net loss in equity method investments of US$18.2 million and provision for financing receivable losses of US$12.4 million, partially offset by gain on deconsolidation of subsidiaries of US$12.9 million.

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

Investing Activities

Net cash used in investing activities amounted to US$193.3 million in 2016, due mainly to cash paid to customers in our internet finance business of US$799.2 million and cash paid for purchases of long-term investments of US$50.8 million, partially offset by repayment from customers in our internet finance business of US$626.8 million, capital distributions received from equity method investees of US$29.6 million, proceeds from sale of trading securities of US$22.6 million and proceeds from sale of equity method investment of US$18.5 million.

•	Our principal purchases of long-term investments in 2016 included US$20.0 million for Series A Preferred Shares of Credit Shop Inc. and US$12.9 million for Shenzhen Golden Axe Co., Ltd. In addition, we made other purchases of long-term investments of US$17.9 million for equity interests in 2016.

•	Our principal disposition of long-term investments in 2016 was US$29.5 million from Hayman Credes Master Fund.

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

•	Our principal purchases of long-term investments in 2015 included US$172.3 million for Series E and Series F Preferred Shares of SoFi, US$65.8 million for Series C Preferred Shares of LendingHome Corporation, US$40.0 million for Series E Preferred Shares of Motif Investing Inc., US$25.0 million for Series B Preferred Shares of Eunke Technology Ltd. and US$15.0 million for Series A Preferred Shares of Credit Shop Inc. In addition, we made other purchases of long-term investments of US$220.0 million for equity interests in 35 companies in 2015.

•	Our principal disposition of long-term investments in 2015 was US$60.3 million from Japan Macro Opportunities Offshore Partners, LP.

•	Our principal purchases of short-term investments in 2015 included US$101.4 million for derivative financial instruments, US$68.0 million for trading securities and US$29.8 million for available-for-sale securities. Our purchases of derivative financial instruments were related primarily to the purchase for US$62.1 million of an H-Share Index Call Option and the purchase for US$39.1 million of an FXI UP Call Option, both of which expired out of the money. Our purchases of trading securities included US$20.8 million for equity securities, US$23.5 million for corporate bonds and US$23.4 million in funds. Our purchases of short-term available-for-sale securities were all equity securities and we disposed of all of them during the same year.

•	Our principal dispositions of short-term investments in 2015 included US$63.8 million from trading securities and US$62.7 million from available-for-sale securities. Our disposition of trading securities included most of the trading securities that we had purchased during the course of the year, with dispositions of US$19.7 million of equity securities, US$22.7 million in corporate bonds and US$21.4 million in funds. We disposed of all of our short-term available-for-sale securities during 2015, including ones that we had purchased in earlier years, to provide cash for other purposes. These short-term available-for-sale securities were all equity securities.

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

•	Our principal purchases of long-term investments in 2014 included US$35.0 million for Series C Preferred Shares of Snowball Finance Inc., US$20.8 million for Series D Preferred Shares of SoFi, US$18.1 million for Series B-1 and Series B-2 Preferred Shares of Eall Technology Limited, US$17.2 million for Series A Preferred Shares of Rise Companies Corp and US$10.0 million for Series B Preferred Shares of StoreDot Ltd. In addition, we made other purchases of long-term investments of US$143.6 million for equity interests in 21 companies in 2014.

•	Our principal dispositions of long-term investments in 2014 included US$74.7 million from Japan Macro Opportunities Offshore Partners, LP and US$46.5 million from Nuomi, our social commerce business which we sold to Baidu.

•	Our principal purchases of short-term investments in 2014 included US$129.4 million for available-for-sale securities and US$118.5 million for derivative financial instruments. Our purchases of short-term available-for-sale securities were primarily related to our purchase of Hong Kong listed stock in the open market. Our purchases of derivative financial instruments were primarily related to swaption contracts on Japanese yen interest rates, a swap contract on Japanese interest rates and call options on a Hong Kong listed stock.

•	Our principal dispositions of short-term investments in 2014 included US$415.5 million from available-for-sale securities and US$80.9 million from derivative financial instruments. Our dispositions of short-term available-for-sale securities included US$352.7 million for dispositions of equity securities, primarily related to the sale of our remaining holdings of American depositary shares in our former strategic partner, and US$62.8 million for dispositions of corporate bonds. We disposed of all of our short-term available-for-sale corporate bonds during 2014. Our dispositions of derivative financial instruments were primarily related to the settlement of swaption contracts on Japanese yen interest rates.

Financing Activities

Net cash provided by financing activities was US$226.1 million in 2016, due mainly to proceeds from investors in our internet finance business of US$844.7 million and proceeds from debt borrowings of US$39.1 million, partially offset by US$637.9 million of principal repayment to investors in our internet finance business and US$31.9 million used to repay short-term and long-term loans (net of restricted cash).

Net cash provided by financing activities was US$180.4 million in 2015, due mainly to proceeds from investors in our internet finance business of US$174.5 million and proceeds from debt borrowings (net of restricted cash) of US$138.0 million, partially offset by US$125.0 million of principal repayment to investors in our internet finance business and US$10.3 million used to repurchase our ordinary shares.

Net cash used in financing activities was US$134.8 million in 2014, primarily attributable to US$76.5 million used to repurchase our ordinary shares and repaid a promissory note issued to Nuomi of US$60.9 million, partially offset by US$2.5 million in proceeds from the exercise of share options.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China principally through a set of contractual arrangements between our wholly owned PRC subsidiary, Qianxiang Shiji, its consolidated affiliated entity, Qianxiang Tiancheng, and Qianxiang Tiancheng’s shareholders. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for a summary of these contractual arrangements. For each of the three years ended December 31, 2016, revenues from our consolidated affiliated entities constituted substantially all of our total consolidated net revenues.

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

After Qianxiang Wangjing and Qianxiang Changda make appropriations for their respective statutory reserves and retain any profits, each of their remaining net profits are distributable to their sole shareholder, Qianxiang Tiancheng, in the form of an RMB dividend. Pursuant to the contractual arrangements between Qianxiang Tiancheng and Qianxiang Shiji, Qianxiang Tiancheng’s earnings and cash (including dividends received from its subsidiaries) are used to pay service and license fees in RMB to Qianxiang Shiji, in the manner and amount set forth in these agreements. After paying the withholding taxes applicable to Qianxiang Shiji’s revenues and earnings, making appropriations for its statutory reserve requirements and retaining any profits from accumulated profits, the remaining net profits of Qianxiang Shiji would be available for distribution to us through the respective offshore holding companies through which we own Qianxiang Shiji, although we have not, and do not have, any present plan to make such distributions. As of December 31, 2016, the net assets of Qianxiang Shiji and our consolidated affiliated entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate US$371.0 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations” for more information.

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

Capital Expenditures

We made capital expenditures of US$9.6 million, US$1.2 million and US$0.4 million in 2014, 2015 and 2016, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business, and purchase of real estate. In 2014, our capital expenditures included purchases of computer servers and equipment of US$8.0 million and purchases of license rights of online games of US$1.6 million. In 2015, our capital expenditures included purchases of computer servers and equipment of US$0.8 million and purchases of license rights of online games of US$0.4 million. In 2016, our capital expenditures included purchases of computer servers and equipment of US$0.4 million. We expect to incur capital expenditures of up to approximately US$0.3 million in 2017, which will be primarily used to purchase additional servers and computers and expand our network infrastructure to support the growth of our business.

C.	Research and Development, Patents, and Licenses, etc.

Research and Development

Our research and development efforts focus on developing and improving the scalability, features and functions of each of our websites, services and applications. We have a large team of 309 engineers and developers as of December 31, 2016, accounting for 31% of our employees as of that date. Most of our engineers and developers are based at our headquarters in Beijing.

Our research and development personnel support all areas of our business, mainly focusing on the improvement and enhancement of our Renren SNS services for both mobile devices and personal computers and our live streaming services for mobile devices and ensuring we are fully compatible with the latest mobile operating systems such as iOS, Android and Windows, but also working on our Chime initiative, supporting our internet finance business and supporting our Woxiu business. We continue to develop new products and services to meet the needs of our user base and customers.

Our research and development expenses primarily include salaries and benefits for our research and development personnel and depreciation of related PC and servers. We incurred US$42.7 million, US$32.4 million and US$20.7 million of research and development expenses in 2014, 2015 and 2016, respectively.

Intellectual Property

Our intellectual property includes trademarks and trademark applications related to our brands and services, copyrights in software, trade secrets, patent applications and other intellectual property rights and licenses. We seek to protect our intellectual property assets and brand through a combination of monitoring and enforcement of trademark, patent, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and procedures.

“人人  ”, and “人人分期” are registered trademarks in China. We have applied for patents relating to our technologies, among which we have been granted four patents We have registered the top level domain name .ren and domain names including renren.com, xiaonei.com, 51fenqi.com, chimeroi.com, sofund.com and mumianty.com. In addition, we maintain 74 computer software copyright registrations. Our employees sign confidentiality and non-compete agreements when hired.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations including interest payment, if applicable, as of December 31, 2016:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of US$)
Operating lease obligations(1)	$11,119	$5,006	$6,113	—	—
Unconditional investment obligations(2)	$2,887	$2,887	—	—	—
Loan principal obligations(3)	$165,724	$41,958	$123,766	—	—
TOTAL	$179,730	$49,851	$129,879	—	—

(1)	We lease facilities and offices under non-cancelable operating lease agreements. In addition, we pay telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers under non-cancelable agreements, which are treated as operating leases.

(2)	We are obligated to pay up to US$2,887 thousand for the acquisition of investments under various arrangements as of December 31, 2016.

(3)	In 2015, we entered into two long-term loan agreements. In 2016, we entered into two short term borrowing for a total of US$37.2 million. Balances include future principal and interest payments related to those agreements. Actual interest payments may differ. In February 2017, we early repaid US$42.8 million of one of our loan balances. Refer to footnote 11 of the consolidated financial statements for details.

G.	Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Joseph Chen	47	Chairman, Chief Executive Officer
James Jian Liu	44	Director, Chief Operating Officer
Hui Huang	44	Director
David K. Chao	50	Independent Director
Chuanfu Wang	51	Independent Director
Stephen Tappin	50	Independent Director
Tianruo Pu	48	Independent Director
Thomas Jintao Ren	38	Chief Financial Officer
Rita Rui Yi	48	Vice President for HR
Miao Cao	38	Chief Marketing Officer
He Li	34	Vice President for Renren SNS
Matthew Murphy	37	Vice President of Marketing, Global Products

Joseph Chen is the founder of our company. Mr. Chen has served as the chairman of our board of directors and chief executive officer of our company since our inception. Mr. Chen is a pioneer of China’s internet industry. Before founding our company, Mr. Chen was the co-founder, chairman and chief executive officer of ChinaRen.com, a first-generation SNS in China and one of China’s most visited websites in 1999. He served as senior vice president for Sohu.com after ChinaRen.com was acquired by Sohu.com in 2000. Mr. Chen holds a bachelor’s degree in physics from the University of Delaware, a master’s degree in engineering from the Massachusetts Institute of Technology, and an MBA degree from Stanford University.

James Jian Liu has served as our director since January 2008 and chief operating officer since February 2006. Mr. Liu is also acting as our interim Vice President for Games. Before joining our company, he was the co-founder and chief executive officer of UUMe.com, one of the earliest social networking service websites in China. He served as product management director at Fortinet in its early years and held a senior product manager role at Siebel Systems. Mr. Liu started his career as a management consultant with the Boston Consulting Group in China. Mr. Liu holds a bachelor’s degree in computer science from Shanghai Jiao Tong University and an MBA degree from Stanford University, where he was an Arjay Miller Scholar.

Hui Huang has served as our director since January 2015. Ms. Huang served as the chief financial officer of our company from March 2010 to December 2014. From 2007 to February 2010, Ms. Huang was the chief financial officer and director of Cathay Industrial Biotech Ltd. From 2003 to 2007, she was an executive director and Shanghai chief representative of Johnson Electric Capital Limited. From 2000 to 2003, she was an associate of Goldman Sachs (Asia) L.L.C. in its principal investment area and executive office. From 1994 to 1998, she was an associate with the Boston Consulting Group. Ms. Huang received a bachelor’s degree in industrial foreign trade from Shanghai Jiaotong University in 1994, and received an MBA degree from the Wharton School of the University of Pennsylvania in 2000.

David K. Chao has served as a director of our company since March 2006. Mr. Chao is a co-founder and general partner of DCM Ventures, an early stage technology venture capital firm that manages over US$2.5 billion of fund assets. Prior to joining DCM Ventures, Mr. Chao was a co-founder of Japan Communications, Inc., a public company that provides mobile data and voice communications services in Japan. He also worked as a management consultant at McKinsey & Company in San Francisco. Prior to that, Mr. Chao worked in marketing and product management at Apple Computer and was an account executive for Recruit Co., Ltd. Mr. Chao currently serves on the boards of directors of 51job, Inc. and numerous DCM Ventures’ portfolio companies. He is a management board director of the Stanford Graduate School of Business Board of Trustees, and also serves on the advisory board of Legend Capital and is a trustee at the Thacher School. Mr. Chao received a bachelor’s degree in economics and East Asian studies with high honors from Brown University and an MBA degree from Stanford University.

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

Stephen Tappin is a CEO coach and the host of CEO Guru on BBC World News. He is also the co-founder, chairman and CEO of Xinfu, a global CEO consultancy business. Prior to that, he was a managing partner at Heidrick and Struggles, a worldwide executive search firm. Mr. Tappin also founded Edengene, an innovation services consultancy. His early corporate career included experience as a senior manager at ICI, the global chemical company, and as a management consultant at KPMG. Mr. Tappin was originally qualified as an accountant and has a joint MBA from Cranfield University and the University of Washington.

Tianruo Pu is currently the CFO of Zhaopin Limited (NYSE: ZPIN) and an independent director and the chairman of the audit committee of Wowo Limited (NASDAQ: JMU) and 3SBio Inc. (HKEX:1530). Mr. Pu has more than twenty years of work experience in finance and accounting in both the United States and China. Before joining Zhaopin, Mr. Pu served as CFO of UTStarcom Holdings Corp., and prior to that, as the CFO of China Nuokang Bio-Pharmaceutical Inc. Mr. Pu received his MBA degree from Northwestern University’s Kellogg School of Management in 2000 and his Master of Science degree in accounting from the University of Illinois in 1996.

Thomas Jintao Ren has served as the chief financial officer of our company since September 2015. Prior to rejoining our company, Mr. Ren was the chief financial officer at Chukong Technologies. Mr. Ren was previously at Renren between 2005 and 2013, where he served as our senior finance director. Prior to that, Mr. Ren had worked at KPMG for five years. Mr. Ren holds a bachelor’s degree in economics from Renmin University of China. He is a certified public accountant in China and the United States, and a chartered professional accountant in Canada.

Rita Rui Yi has served as vice president in charge of human resources for our company since October 2016. Prior to joining our company, Ms. Yi served as the human resource senior director of RealNetworks in charge of human resource business partner management work, covering both the greater China region and South Asia region. Prior to that, Ms. Yi also gained human resource management experience from ING Capital Life Insurance Company, General Electronic, and Northern Telecom. Ms. Yi received a bachelor’s degree in tourism economy from Beijing International Studies University and received an MBA degree from McMaster University, Canada in 2001.

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

Matthew Murphy has served as vice president of marketing and global products since August 2012. Prior to joining our company, he was the co-founder and chief marketing officer of Lemon.com (later acquired by LifeLock), the general manager of Bling Nation, and the chief marketing officer at Chegg (NYSE: CHGG). Mr. Murphy was also the head of advertising and media at E*TRADE Financial and won many awards for his work, including a Clio, an Effie and a Stevie Award. Mr. Murphy studied finance at Santa Clara University, received his MBA degree from The Cotsakos College of Business and studied marketing at Northwestern University’s Kellogg School of Management.

B.	Compensation

For the year ended December 31, 2016, we paid an aggregate of approximately US$1.4 million in cash to our executive officers and non-executive directors. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. In 2016, we accrued in aggregate US$98 thousand worth of such benefits for our executive officers.

For the year ended December 31, 2016, we granted a total of 10,019,637 restricted Class A ordinary shares to our executive officers and non-executive directors, and we recorded US$3.1 million in share-based compensation expense for these grants. For more information, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Equity Incentive Plans”.

Equity Incentive Plans

Since February 27, 2006, we have adopted five equity incentive plans for Renren Inc. to motivate, retain and attract the best personnel and promote the success of our business. The five plans adopted by Renren Inc. were the 2006 Equity Incentive Plan, the 2008 Equity Incentive Plan, the 2009 Equity Incentive Plan, the 2011 Share Incentive Plan (as amended) and the 2016 Share Incentive Plan. We refer to these collectively as the Plans. As of February 28, 2017, options to purchase 1,983,290 ordinary shares were outstanding under the 2006 Equity Incentive Plan, options to purchase 300,010 ordinary shares were outstanding under the 2008 Equity Incentive Plan, options to purchase 3,147,485 ordinary shares were outstanding under the 2009 Equity Incentive Plan, 4,128,960 restricted share units and options to purchase 103,944,081 ordinary shares were outstanding under the 2011 Share Incentive Plan (as amended), and 2,440,164 restricted share units and options to purchase 49,717,296 ordinary shares were outstanding under the 2016 Share Incentive Plan.

The following table summarizes the outstanding share options granted to certain of our directors, executive officers and other individuals under the Plans as of February 28, 2017.

Name	Number of Ordinary Shares Underlying Outstanding Options (1)	Exercise Price (US$/Share) (1)		Grant Date		Expiration Date
Joseph Chen	16,800,000	0.873		April 5, 2012		April 4, 2022
	3,150,000	0.873		March 22, 2013		March 21, 2023
	25,946,844	0.873		May 19, 2014		May 18, 2024
	25,946,847	0.873		May 19, 2014		May 18, 2024
	39,752,430	1.227		January 15, 2016		January 14,2025
James Jian Liu	*	0.873		April 5, 2012		April 4, 2022
	*	0.873		March 22, 2013		March 21, 2023
	*	0.873		May 19, 2014		May 18, 2024
	*	0.873		May 19, 2014		May 18, 2024
Hui Huang	*	0.873		April 5, 2012		April 4, 2022
	*	0.873		March 22, 2013		March 21, 2023
David K. Chao	*	0.873		April 5, 2012		April 4, 2022
	*	0.873		March 22, 2013		March 21, 2023
Chuanfu Wang	*	0.873		June 14, 2012		June 13, 2022
	*	0.873		March 22, 2013		March 21, 2023
Miao Cao	*	0.18		March 2, 2006		March 1, 2016
	*	0.18		October 9, 2007		October 8, 2017
	*	0.18		January 31, 2008		January 31, 2018
	*	0.18		October 15, 2009		October 14, 2019
	*	0.873		January 4, 2011		January 3, 2021
	*	0.873		August 30, 2013		August 29, 2023
He Li	*	0.873		April 18, 2011		April 17, 2021
	*	0.873		December 28, 2011		December 27, 2021
	*	0.873		December 28, 2012		December 27, 2022
	*	0.873		May 17, 2013		May 16, 2023
	*	0.873		December 2, 2013		December 1, 2023
Other individuals as a group	19,971,041		(2)		(2)		(3)

*	The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

(1)	The number of share options granted and exercise prices in this table, including footnote 2, gives effect to the ten-for-one share split that became effective on March 25, 2011.

On December 28, 2012, we modified the exercise price of the outstanding share options previously granted that had exercise prices of US$4.00 per ADS or higher, reducing them uniformly to US$3.30 per ADS (US$1.10 per ordinary share), which was the closing price of our ADS on the modification date. (These per ADS numbers have not been adjusted to give retroactive effect to the change in the number of ordinary shares represented by each ADS from three to fifteen that became effective on February 6, 2017.) Options exercisable for a total of 27,480,309 ordinary shares were modified. The total incremental cost as a result of the modification was US$4.3 million, of which US$0.9 million, US$1.1 million, US$1.1 million and US$0.9 million was recognized as share-based compensation expense in 2012, 2013, 2014 and 2015 respectively, and the remaining balance will be amortized over the expected requisite service period.

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

On December 23, 2015, we waived the award condition with respect to the options granted on May 19, 2014, Options exercisable for a total of 34,796,844 ordinary shares were modified. The total incremental cost as a result of the modification was US$10.9 million, of which US$4.4 million was recognized as share-based compensation expense in 2015 and the remaining balance will be amortized over the expected requisite service period.

(2)	We granted share options to other individuals on the following dates and at the following exercise prices: (i) on March 2, 2006, 1,079,400 options with an exercise price of US$0.001 per share; (ii) on March 2, 2006, 10,204,000 options and on October 9, 2007, 800,000 options, each with an exercise price of US$0.08 per share; (iii) on March 2, 2006, 4,568,670 options and on October 21, 2010, 179,450 options, each with an exercise price of US$0.10 per share; (iv) on March 2, 2006, 18,046,960 options, on October 9, 2007,22,142,00 options, on January 31, 2008, 14,809,500 options, on October 15, 2009, 18,644,000 options, on March 10, 2010, 300,000 options, on June 1, 2010, 490,000 options and on October 21, 2010, 11,180 options, each with an exercise price of US$0.18 per share; (v) on March 2, 2006, 1,243,880 options with an exercise price of US$0.20 per share; (vi) on October 9, 2007, 100,000 options with an exercise price of US$0.26 per share; (vii) on October 9, 2007, 300,000 options with an exercise price of US$0.28 per share; (viii) on October 9, 2007, 100,000 options with an exercise price of US$0.30 per share; (ix) on October 9, 2007, 925,000 options with an exercise price of US$0.35 per share; (x) on October 9, 2007, 220,000 options with an exercise price of US$0.38 per share; (xi) on January 4, 2011, 12,068,500 options, on April 18, 2011, 3,296,500 options, on September 23, 2011, 519,000 options, on December 28, 2011, 1,621,107 options, on April 5, 2012, 1,881,500 options, on April 30, 2012, 300,000 options, on December 28, 2012, 3,167,400 options, on March 22, 2013,4,587,000 options, on May 17, 2013, 2,862,000 options, on August 30, 2013, 450,000 options, on December 2, 2013, 2,707,500 options, each with an exercise price of US$0.873 per share. As of February 28, 2017, 99,913,006 options had been forfeited, cancelled or exercised.

(3)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

The following table summarizes the outstanding restricted share units granted to our executive officers and certain other individuals as of February 28, 2017 under the Plans adopted by Renren Inc.:

Name	Number of Ordinary Shares Underlying Restricted Share Units Outstanding	Grant Date
Joseph Chen	9,029,637	January 15, 2016
Hui Huang	*	May 19, 2014
Hui Huang	*	January 1, 2015
David K. Chao	*	May 19, 2014
David K. Chao	*	April 15, 2015
Chuanfu Wang	*	May 19, 2014
Chuanfu Wang	*	April 15, 2015
Thomas Ren	*	September 30, 2015
Thomas Ren	*	February 1, 2016
Stephen Tappin	*	December 5, 2016
Tianruo Pu	*	December 5, 2016
Rita Yi	*	January 3, 2017
Miao Cao	*	May 19, 2014
Miao Cao	*	October 17, 2014
Miao Cao	*	April 15, 2015
He Li	*	May 19, 2014
He Li	*	October 17, 2014
He Li	*	April 15, 2015
He Li	*	February 1, 2016
Certain individuals as a group	362,580	May 19, 2014
Certain individuals as a group	111,375	October 17, 2014
Certain individuals as a group	1,118,355	May 15, 2015
Certain individuals as a group	5,280	June 15, 2015
Certain individuals as a group	27,135	September 30, 2015
Certain individuals as a group	32,025	November 1, 2015
Certain individuals as a group	1,760,820	February 1, 2016
Certain individuals as a group	505,230	June 15, 2016
Certain individuals as a group	120,000	January 3, 2017
Certain individuals as a group	208,092	January 9, 2017

*	The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

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

Committees of the Board of Directors

We have established three regular committees and one special committee under the board of directors. The three regular committees are the audit committee, the compensation committee, and the corporate governance and nominating committee. We have adopted a charter for each of the regular committees. Each committee’s members and functions are as follows.

Audit Committee. Our audit committee consists of Messrs. David Chao, Stephen Tappin and Tianruo Pu. Mr. Chao is the chairman of our audit committee and our board of directors has determined that Mr. Chao is an audit committee financial expert. Mr. Chao, Mr. Tappin and Mr. Pu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Messrs. Stephen Tappin and David Chao. Mr. Tappin is the chairman of our compensation committee. Mr. Tappin and Mr. Chao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer is prohibited from attending any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Special Committee. The special committee consists of Mr. Tianruo Pu, Mr. Stephen Tappin and Ms. Hui Huang. Mr. Pu is the chairman of the special committee. The special committee was formed on December 20, 2016, to review the terms of the proposed spin-off that was originally announced on September 30, 2016. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.” All three members of the special committee are disinterested. The board of directors has delegated the power and authority of the board to the special committee in relation to the proposed spin-off and the related proposal that we received on December 22, 2016, including the power to retain legal counsel, financial advisors, outside consultants or other advisors, to investigate the proposed spin-off and the related proposal that we received on December 22, 2016, to evaluate the terms of the proposed spin-off and the related proposal and any other proposal that might be received in connection with the proposed spin-off, to explore, consider, review and solicit any alternative transactions that it deems appropriate, to negotiate the terms of the proposed spin-off and any alternative transaction, and to decide whether we should engage in the spin-off or in any alternative transaction and on what terms.

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

We had 1,602, 1,078 and 988 full-time employees as of December 31, 2014, 2015 and 2016, respectively. The following table sets forth the number of our employees by function as of December 31, 2016:

Functional Area	Number of Employees	% of Total
Management and administration	176	18
Sales and marketing	466	47
Operations	37	4
Research & development	309	31
Total	988	100

As of December 31, 2016, we had 443 employees located in Beijing and 545 employees located in other cities in China.

Sixty-one of our 988 employees as of December 31, 2016, work for Zhenzhong, which we are planning to dispose of. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (including Class A ordinary shares represented by our ADSs), as of February 28, 2017, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,027,051,878 ordinary shares outstanding as of February 28, 2017, including 721,633,428 Class A ordinary shares and 305,388,450 Class B ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	% (1)	% of Voting Power (2)
Directors and Executive Officers:
Joseph Chen (3)	338,210,725	30.9	48.7
James Jian Liu (4)	50,720,660	4.8	1.3
Hui Huang (5)	*	*	*
David K. Chao (6)	90,643,481	8.8	2.4
Chuanfu Wang (7)	*	*	*
Stephen Tappin(8)
Tianruo Pu (9)
Thomas Jintao Ren (10)	*	*	*
Rita Yi (10)	*	*	*
Miao Cao (10)	*	*	*
He Li (10)	*	*	*
Matthew Murphy (10)	*	*	*
All directors and executive officers as a group (11)	488,334,592	43.6	52.2

Principal Shareholders:
SB Pan Pacific Corporation and affiliate (12)	405,388,451	39.5	42.9
Joseph Chen (3)	338,210,725	30.9	48.7
DCM and affiliates (13)	87,929,871	8.6	2.3

*	Less than 1% of our total outstanding ordinary shares.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of February 28, 2017.

(2)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power with respect to all of our Class A and Class B ordinary shares as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per share and each holder of Class A ordinary shares is entitled to one vote per share held by our shareholders on all matters submitted to them for a vote. Subject to certain exceptions, our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(3)	Represents (i) 170,258,970 Class B ordinary shares held by Mr. Joseph Chen, (ii) 101,881,165 Class A ordinary shares held by Mr. Joseph Chen, and (iii) 66,070,590 Class A ordinary shares issuable upon exercise of options held by Mr. Chen that that are exercisable within 60 days after February 28, 2017. See the two paragraphs following this table for more information on Class A and Class B ordinary shares. The business address of Mr. Chen is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China.

(4)	Represents (i) 31,365,110 Class A ordinary shares held by Mr. James Jian Liu and (ii) 19,355,550 Class A ordinary shares issuable upon exercise of options held by Mr. Liu that are exercisable within 60 days after February 28, 2017. The business address of Mr. Liu is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chao Yang District, Beijing, 100016, People’s Republic of China.

(5)	The business address of Ms. Huang is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Beijing, 100016, People’s Republic of China.

(6)	Represents (i) 2,203,610 Class A ordinary shares held by Mr. David Chao, (ii) 510,000 Class A ordinary shares issuable upon exercise of options held by Mr. Chao that are exercisable within 60 days after February 28, 2017 and (iii) 87,929,871 Class A ordinary shares held by DCM and affiliates. DCM Investment Management III, LLC is the general partner of DCM. Mr. David Chao and Mr. Peter W. Moran are the managing members of DCM Investment Management III, LLC. See note 13, below, for more information on the shares held by DCM and affiliates. The business address of Mr. Chao is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(7)	The business address of Mr. Wang is No. 3009, BYD Road, Pingshan, Shenzhen, 518118, People’s Republic of China.

(8)	The business address of Mr. Tappin is Business Clubs Ltd, 2nd Floor, 1-2 Alfred Place, London, WC1E 7EB.

(9)	The business address of Mr. Pu is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Beijing, 100016, People’s Republic of China.

(10)	The business address of Mr. Ren is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Beijing, 100016, People’s Republic of China.

(11)	Certain directors and executive officers have been granted options pursuant to our 2006, 2008 and 2009 Equity Incentive Plans and our 2011 and 2016 Share Incentive Plan. See “Item 6.B—Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”

(12)	The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G filed by SB Pan Pacific Corporation and SoftBank Corp. on February 14, 2012, and consists of 270,258,971 Class A ordinary shares and 135,129,480 Class B ordinary shares held by SB Pan Pacific Corporation. See the two paragraphs following this table for more information on Class A and Class B ordinary shares. SB Pan Pacific Corporation is a corporation established under the laws of the Federated States of Micronesia, and is a wholly owned subsidiary of SoftBank Corp. SoftBank Corp. is a corporation established under the laws of Japan, and is a public company listed on the Tokyo Stock Exchange. On January 31, 2011, SoftBank Corp. transferred 2,582,200 series C preferred shares and 402,870,510 series D preferred shares to SB Pan Pacific Corporation, and, immediately prior to the completion of our initial public offering in May 2011, 135,129,480 of these series D preferred shares were converted into Class B ordinary shares on a one-to-one basis and the rest of the preferred shares held by SB Pan Pacific Corporation were converted into Class A ordinary shares on a one-to-one basis. The business address for SB Pan Pacific Corporation is P.O. Box 902, Kolonia, Pohnpei, FSM 96941, and the business address for SoftBank Corp. is 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan.

(13)	The number of ordinary shares beneficially owned is as of December 31, 2015 as reported in a Schedule 13G/A filed by DCM Ventures (as defined below) and affiliates on February 4, 2016, and consists of (i) 81,768,285 Class A ordinary shares which are directly owned by DCM III, L.P., (ii) 2,166,501 Class A ordinary shares which are directly owned by DCM III-A, L.P. and (iii) 3,995,085 Class A ordinary shares which are directly owned by DCM Affiliates Fund III, L.P. We refer to these three entities collectively as “DCM.” DCM Investment Management III, LLC is the general partner of each of these three entities and may be deemed to have sole power to vote and dispose of the Class A ordinary shares held by them. In addition, Mr. David Chao and Mr. Peter W. Moran, the managing members of DCM Investment Management III, LLC, may be deemed to have shared power to vote and dispose of those Class A ordinary shares. As set forth in note 6 above, Mr. Chao also owns 1,958,000 Class A ordinary shares. The business address of DCM Ventures is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025.

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

To our knowledge, as of February 28, 2017, a total of 461,819,585 Class A ordinary shares were held by 31 record holders in the United States, including Citibank, N.A., the depositary of our ADS program, and 170,258,970 Class B ordinary shares were held by one record holder in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company other than the non-binding going-private proposal that we received on June 10, 2015. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.” To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly.

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

Contractual Arrangements with Our Consolidated Affiliated Entities

Please refer to “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

Related Party Transactions with Oak Pacific Holdings and Its Affiliates

The three largest shareholders of Oak Pacific Holdings are Mr. Joseph Chen, our founder, chairman and chief executive officer; James Jian Liu, our director and chief operating officer; and David Chao, our director. Collectively they hold approximately 98.5% of Oak Pacific Holdings. Summarized below are certain transactions our company has had with affiliates of Oak Pacific Holdings in 2014, 2015 and 2016.

Gummy Inc.

During 2012, we performed certain payment collection services to Gummy Inc., a subsidiary of Oak Pacific Holdings. Gummy Inc. owed our company approximately US$20,000, US$19,000 and nil for payment collection services as of December 31, 2014, 2015 and 2016, respectively, which amount was unsecured, non-interest bearing and payable on demand.

Beijing Qian Xiang Hu Lian Technology Development Co., Ltd.

We performed certain back office services for Beijing Qian Xiang Hu Lian Technology Development Co., Ltd., which is a subsidiary of Oak Pacific Holdings. These services included provisions of human resources and accounting services and amounted to US$0.1 million, US$0.04 million and nil in 2014, 2015 and 2016, respectively.

Related Party Transactions with Our Major Shareholder

Beautiful Bay Co., Ltd,

In 2015, we provided a loan of US$4.8 million to Beautiful Bay Co. Ltd., an entity of which the wife of our chairman and chief executive officer, Joseph Chen, is a majority shareholder. The loan has been repaid as of December 31, 2015.

Beautiful Legend Co., Ltd,

In 2015, we acquired a 7.5% equity interest in Beautiful Legend Co., Ltd., an entity of which the wife of our chairman and chief executive officer, Joseph Chen, is a majority shareholder. We accounted for the investment as a cost method investment and the carrying amount was US$4.6 million as of December 31, 2015.

In January 2017, we acquired 1,150,000 shares for a total consideration of US$2.9 million, representing a 5% equity interest, in Shanghai Xingmi Network Technology Joint Stock Limited Company from Beautiful Legend Co., Ltd.

In January 2017, we acquired a 5% equity interest in Beijing Caiqiu Century Technology Co., Ltd. from Beautiful Legend Co., Ltd., for a total consideration of US$1.5 million.

Related Party Transactions with Our Long Term Investments

Mapbar Technology Limited

In October 2011, we acquired a 35% equity interest in Mapbar Technology Limited, or Mapbar, and accounted for the investment using equity method as we are able to exercise significant influence over Mapbar. Mapbar performed approximately US$203,000, US$110,000 and nil of location-based services for our company in 2014, 2015 and 2016 respectively. As of December 31, 2016, our company owed Mapbar nil for these services.

Qingting

In October 2013, we sold 60% of the equity interest in Qingting to an individual and deconsolidated Qingting as we no longer held a controlling interest. Qingting provided internet services of approximately US$0.1 million and US$0.2 million to us in 2013 and 2014. As of December 31, 2014, we owed Qingting nil for these services. During 2014, we provided a loan of US$0.2 million to Qingting. The loan was fully repaid in 2015.

Japan Macro Opportunities Offshore Partners, LP

In November 2011, February 2013 and January 2014, we invested US$20.0 million, US$20.0 million and US$40.0 million, respectively in Japan Macro Opportunities Offshore Partners, LP, a Cayman Islands exempted limited partnership. The investment was accounted for using equity method accounting. We received capital distributions of US$84.0 million and US$69.1 million in the years ended December 31, 2014 and 2015, respectively, and we disposed of the investment on August 24, 2015.

Social Finance Inc.

In July 2012, we purchased US$10.0 million Series 2012-A Senior Secured Refi Loan Notes issued by SoFi Lending Corp., a subsidiary of Social Finance Inc. Oak Pacific Holdings is a shareholder of Social Finance Inc. and our chairman and chief executive officer, Joseph Chen, is a director of Social Finance Inc. The note has a maturity date of July 3, 2032 and a fixed annual interest rate of 4% with no redemption feature. We received monthly payments, including return of principal of US$1,370,000, US$984,000 and US$5,879,000 in 2014, 2015 and 2016, respectively, and earned interest of US$211,000, US$181,000 and US$166,000, from SoFi Lending Corp. for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, the carrying amount of the note was nil.

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

In April 2017, we sold 5,719,986 preferred shares of SoFi for total net proceeds of US$91.9 million.

Golden Axe Inc.

In December 2015, we acquired a 2% equity interest in Golden Axe Inc. and accounted for the investment using equity method as we are able to exercise significant influence over Golden Axe Inc. In 2015, we provided a loan of US$11.2 million to Golden Axe Inc. and recorded US$0.2 million interest. As of December 31, 2015, Golden Axe Inc. owed us US$16.0 million for the loan. Of this amount, US$10.8 million was repaid to us in 2016 and the remainder was converted into equity.

268V Limited

In January 2015, we acquired a 20.00% equity interest in 268V Limited and accounted for it as an available-for-sale investment. In 2015 and 2016, we purchased about US$42,000 and US$238,000 of used automobile services from 268V Limited, respectively. As of December 31, 2016, our company owed 268V Limited US$78,000 for these services, which amount was unsecured, non-interest bearing and payable on demand. In 2016, we provided a loan of US$3 million to 268V Limited.

Eall Technology Limited

In October 2014, we acquired a 20.4% equity interest in Eall Technology Limited and accounted for it as an available-for-sale investment. In May 2016, we provided a loan of RMB 70 million to Tianjin Yi Chuang Xin He Information Technology Co., Ltd., a subsidiary of Eall Technology Limited. In May 2016, Eall Technology Limited provided a loan of US$10.7 million to us.

Eunke Technology Ltd.

In March 2015, we acquired a 19.29% equity interest in Eunke Technology Ltd. and accounted for it as a cost method investment. In August 2016, we provided a loan of US$871,000 to Loji Logistics Ltd., a subsidiary of Eunke Technoloty Ltd, and recorded US$12,000 in interest. As of December 31, 2016, Loji Logistics Ltd. owed us US$130,000 for the loan and the deposit paid by Loji Logistics Ltd. was US$144,000.

Sindeo Inc.

In June 2015, we acquired a 13.11% equity interest in Sindeo Inc. and accounted for the investment using the equity method as we are able to exercise significant influence over Sindeo Inc. In August 2016, we purchased a secured note of US$0.2 million from Sindeo Inc.

KoolRay Vision Inc.

In January 2017, we provided a loan of RMB 10 million to Kuwei Optics Technology (Shanghai) Co., Ltd., a subsidiary of KoolRay Vision Inc., in which we own a 39.06% equity interest.

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

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims and other matters. Internet media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights and other allegations based on the content available on their website or services they provide. See “Item 3.D—Risk Factors—Risks Related to Our Business and Industry—We have been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our website, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.” Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome, however, any litigation can have an adverse impact on us because of defense costs, diversion of management’s attention and other factors.

Dividend Policy

We have not paid any cash dividends on our ordinary shares in the past. As we announced on September 30, 2016, we are planning on disposing of most of our investments in minority stakes in our investee companies. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.” We are also planning on disposing of Zhenzhong, which operates an advertising agency business. If and when we succeed in disposing of these assets, our current plan is to declare one or more special dividends to distribute most or all of any cash proceeds that we receive in connection with that transaction or set of transactions. However, the payment of any such special dividends would represent an exception to our dividend policy rather than a change to it. We do not expect to pay regular dividends in the foreseeable future, and even if we were to dispose of additional assets at a later date, we would not necessarily declare another special dividend from the proceeds of any such future disposition of additional assets. Aside from any special dividend that we may pay in connection with the disposition of Zhenzhong and most of our investments in minority stakes in our investee companies, we currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business.

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

Subject to our memorandum and articles of association and certain restrictions under Cayman Islands law, our board of directors has complete discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, they will be paid in accordance with Cayman Islands law, which provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that in the case of our share premium account, no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law (2016 Revision) of the Cayman Islands prevents us from offering our shares or securities to individuals within the Cayman Islands, which may limit our ability to distribute a dividend comprised of our shares or other securities. We will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in our registration statement on Form F-1 (File No. 333-173548), as amended, initially filed with the SEC on April 15, 2011. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details

See “—C. Markets”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing fifteen Class A ordinary shares, have been listed on the NYSE since May 4, 2011 and trade under the symbol “RENN.” The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated, as adjusted to give retroactive effect to the change in the number of ordinary shares represented by each ADS from three to fifteen that became effective on February 6, 2017. The last reported closing price for our ADSs on May 12, 2017 was US$6.15 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
2012	39.35	15.00
2013	23.15	12.60
2014	23.95	12.25
2015	22.25	11.75
2016	18.40	7.55
Quarterly Highs and Lows
First Quarter of 2015	14.00	11.75
Second Quarter of 2015	22.25	11.95
Third Quarter of 2015	19.10	13.80
Fourth Quarter of 2015	18.85	15.60
First Quarter of 2016	18.40	12.90
Second Quarter of 2016	17.80	8.75
Third Quarter of 2016	10.70	7.55
Fourth Quarter of 2016	12.50	7.75
First Quarter of 2017	8.75	7.59
Monthly Highs and Lows
October 2016	12.50	9.80
November 2016	9.90	8.78
December 2016	9.65	7.75
January 2017	8.75	7.85
February 2017	8.69	7.60
March 2017	8.28	7.59
April 2017	7.89	7.35
May 2017 (through May 12, 2017)	7.46	6.01

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2016 Revision) of the Cayman Islands, which is referred to below as the Companies Law and the common law of the Cayman Islands.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. As set forth in article 3 of our memorandum of association, the objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2016 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

The following discussion of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our Class A ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the Class A ordinary shares or ADSs, such as the tax consequences under U.S. state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, and to the extent it relates to PRC tax law, it is the opinion of TransAsia Lawyers, our PRC counsel.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s unbooked intangibles are taken into account. Passive income is any income that would be foreign personal holding company income under the Code, including dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we were not the owner of the above mentioned entities for United States federal income tax purposes, then we would likely be treated as a PFIC even if we would not otherwise have been treated as a PFIC for that particular year.

We believe we were classified as a PFIC for each of the past six taxable years ending December 31st. Although our PFIC status for the current taxable year will not be determinable until after the close of the year, we expect, but cannot guarantee, to be treated as a PFIC for the current taxable year due to our ownership of and income from significant assets treated as passive under the PFIC rules. Our PFIC classification for any particular year will depend on the value of our ordinary shares and ADSs, the nature of our assets and income over time, and the nature of our business. There can be no assurance that we will not be a PFIC for any future taxable year, even if we hold fewer passive investment assets as a result of the special dividend.

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

Dividends

If we are not a PFIC, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to provide our earnings and profits on the basis of United States federal income tax principles, you should assume that any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder that is the recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at the lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and our ADSs are readily tradable. Thus, we believe that dividends we pay on our ADSs would meet the conditions required for the reduced tax rates if we are not a PFIC. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. Dividends received on our ADSs or ordinary shares will not be eligible for the dividend received deduction allowed to corporations.

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

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes, even if a mark-to-market election is made with respect to our ADSs.

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

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-173548), as amended, including the prospectus contained therein, to register our Class A ordinary shares. We have also filed with the SEC a related registration statement on Form F-6 (Registration No. 333-173515), as amended, to register the ADSs.

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

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We had an exchange loss on offshore bank accounts of US$2.3 million in 2014, a loss of US$0.2 million in 2015 and approximately nil in 2016, which were primarily related to the exchange rate fluctuation of our RMB deposits during the year.

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

To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. As of December 31, 2016, we had RMB-denominated cash and term deposits totaling US$29.0 million and U.S. dollar-denominated cash and term deposits totaling US$50.3 million.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2014, 2015 and 2016, we received approximately nil, US$1.1 million and US$1.7 million, respectively, net of applicable withholding taxes in the United States, from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective, due to the material weakness in our internal control over financial reporting as described below.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2016, using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management identified one material weakness in our internal control over financial reporting, as follows:

•

inadequate controls designed over the accounting and measurement of investments and the proposed complex transactions relating to the disposition of investment assets, to ensure that these transactions are accounted for in conformity with accounting principles generally accepted in the United States of America.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To The Board Of Directors And Shareholders Of Renren Inc.

We have audited the internal control over financial reporting of Renren Inc., its subsidiaries, its variable interest entities and the subsidiaries of its variable interest entities (collectively, the “Group”) as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: inadequate controls designed over the accounting and measurement of investments and the proposed complex transactions relating to the disposition of investment assets, to ensure that these transactions are accounted for in conformity with accounting principles generally accepted in the United States of America. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2016, of the Group and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Group has not maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2016 of the Group and our report dated May 15, 2017 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

May 15, 2017

Management’s Remediation Plans and Actions

To remediate the material weakness described above in “Management’s Report on Internal Control over Financial Reporting,” we are implementing the plan and measures described below, and we will continue to evaluate and may in the future implement additional measures.

We will carry out the following remediation measures:

•	We plan to hire additional staff with relevant accounting experience, skills and knowledge in the accounting and disclosure for investments under the requirements of U.S. GAAP.

•	We will design and implement robust financial reporting and management controls over the proposed transaction.

We believe that we are taking the steps necessary for remediation of the material weakness identified above, and we will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.

Changes in Internal Control over Financial Reporting

In 2016, we updated our internet finance accounting policies and procedures manual in accordance with U.S. GAAP, and enhanced certain controls procedures implemented surrounding internet finance business. These remedial measures are to address the material weakness in connection with our internet finance business reported in our annual report on Form 20-F for the year ended December 31, 2015. We deem this material weakness was properly remediated.

Other than the remedial measures described above, there were no other changes in our internal control over financial reporting during the year ended December 31, 2016 that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.

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

Our board of directors has determined that each of Mr. David Chao and Mr. Tianruo Pu, each of whom is an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act), qualifies as an “audit committee financial expert.”

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

	For the Year Ended December 31,
	2015	2016
	(In thousands of US$)
Audit fees (1)	1,185.7	1,346.2
Other fees (2)	201.9	107.0

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.

(2)	“Other fees” represent the aggregate fees billed and expected to be billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm other than the services reported in (1).

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

Section 303A.01 of the NYSE Listed Company Manual requires a listed company to have a majority of independent directors. Section 303A.07(a) of the NYSE Listed Company Manual requires the audit committee to have a minimum of three members. Section 303A.08 of the NYSE Listed Company Manual requires a listed company to give shareholders an opportunity to vote on all equity-compensation plans and material revisions thereto. We are a Cayman Islands company, and there are no requirements under applicable Cayman Islands law that correspond to these sections of the NYSE Listed Company Manual. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice and are exempted from the requirements of Sections 303A.01, 303A.07(a) and 303A.08 of the NYSE Listed Company Manual. Nevertheless, as of the date of this annual report our audit committee has three members.

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

In accordance with Regulation S-X Rule 3-09, the following documents of Japan Macro Opportunities Offshore Partners, L.P are included at the end of this annual report:

•	financial statements as of and for the year ended December 31, 2014, and independent auditors’ report;

•	financial statements as of and for the year ended December 31, 2015.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.1	Specimen American depositary receipt of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.2	Specimen Class A ordinary share certificate of the Registrant (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

Exhibit Number	Description of Document

2.3	Deposit Agreement, dated as of May 4, 2011, by and among the Registrant, Citibank, N.A., as depositary, and the holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-177366), filed with the SEC on October 18, 2011).

2.4	Amended and Restated Investors’ Rights Agreement between the Registrant and other parties therein, dated as of April 4, 2008, as amended (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.5	Form of Registration Rights Agreement between the Registrant and other parties therein (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.1	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.2	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.3	2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.4	2011 Share Incentive Plan (as amended by Amendment No.1 to the 2011 Share Incentive Plan) (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (file no. 333-209734), filed with the SEC on February 26, 2016).

4.5	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.6	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.7	Business Operations Agreement, dated as of December 23, 2010, between Qianxiang Shiji, Qianxiang Tiancheng and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.8	Amended and Restated Equity Option Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.8	Amended and Restated Equity Option Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.9	Amended and Restated Equity Interest Pledge Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.10	Power of Attorney, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

Exhibit Number	Description of Document
4.11	Spousal Consents, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.12	Amended and Restated Loan Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.13	Amended and Restated Exclusive Technical Service Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.14	Amended and Restated Intellectual Property Right License Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.15	Link224 Inc. 2013 Share Incentive Plan (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 23, 2013).

4.16	Power of Attorney, dated December 4, 2013, by Huang Hui (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.17	Power of Attorney, dated December 4, 2013, by Liu Jian (incorporated by reference to Exhibit 4.33 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.18	Spousal Consent issued by Jonathan Gentile Anderson, as the lawful spouse of Huang Hui, and Chen Yan, as the lawful spouse of Liu Jian, both dated December 4, 2013 (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.19	Loan Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.20	Loan Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu (incorporated by reference to Exhibit 4.33 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.21	Business Operations Agreement, dated May 22, 2014, by and among Beijing Jingwei Sinan Information Technology Co., Ltd., Beijing Jingwei Zhihui Information Technology Co., Ltd., Jing Yang and Jian Liu (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.22	Power of Attorney, dated May 22, 2014, by Jing Yang (incorporated by reference to Exhibit 4.35 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.23	Power of Attorney, dated May 22, 2014, by Jian Liu (incorporated by reference to Exhibit 4.36 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.24	English translation of Spousal Consents, by Joseph Chen, as the lawful spouse of Jing Yang, and Yan Chen, as the lawful spouse of James Jian Liu, both dated May 22, 2014 (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

Exhibit Number	Description of Document

4.25	Exclusive Technology Support and Technology Service Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Beijing Jingwei Zhihui Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.26	Intellectual Property Right License Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Beijing Jingwei Zhihui Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.27	English translation of Equity Interest Pledge Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.28	English translation of Equity Interest Pledge Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.29	Equity Option Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang (incorporated by reference to Exhibit 4.42 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.30	Equity Option Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu (incorporated by reference to Exhibit 4.43 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.31	English translation of Framework Purchase Agreement, dated October 28, 2014, by and among the Registrant, Beijing Wole Information Technology Co., Ltd., Jian Liu, Hui Huang, Guanzhou Qianjun Internet Technology Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.44 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.32	English translation of Amendment to Framework Purchase Agreement, dated December 1, 2014, by and among the Registrant, Beijing Wole Information Technology Co., Ltd., Jian Liu, Hui Huang, Guanzhou Qianjun Internet Technology Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.45 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.34	English translation of Business Cooperation Agreement, dated December 1, 2014, by and among Beijing Wole Information Technology Co., Ltd., Guanzhou Qianjun Internet Technology Co., Ltd., Beijing Qianxiang Wangjing Technology Development Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.46 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.35	English translation of Service Agreement, dated December 1, 2014, by and among Beijing Wole Information Technology Co., Ltd., Guanzhou Qianjun Internet Technology Co., Ltd., Beijing Qianxiang Wangjing Technology Development Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.47 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.36	Convertible Note and Series F Preferred Stock Purchase Agreement, dated July 28, 2015, by and among Social Finance, Inc., SoftBank Group International Limited, the Registrant and other parties therein (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 16, 2016)

Exhibit Number	Description of Document
4.37	English translation of Framework Agreement on Transfer of Renren Games Business by Renren Inc., dated January 5, 2016, by and among the Registrant, Link 224 Inc., Renren Game Hong Kong Limited and other parties therein (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 16, 2016)

4.38*	English translation of Asset Sale and Purchase Agreement for Shanghai Renren Finance Leasing Asset-Backed Special Plan, dated January 26, 2016, by and between Shanghai Renren Finance Leasing Co., Ltd. and Xinyuan Asset Management Co., Ltd.

4.39	2016 Share Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-8 (file no. 333-209734), filed with the SEC on February 26, 2016)

4.40*	English translation of Asset Sale and Purchase Agreement for Shanghai Renren Finance Leasing Asset-Backed Special Plan II, dated August 10, 2016, by and between Shanghai Renren Finance Leasing Co., Ltd. and Beijing Founder Fubon Asset Management Co., Ltd.

4.41*	Transaction Confirmation, dated April 4, 2017, in connection with the sale of shares of Social Finance Inc. by the Registrant

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of TransAsia Lawyers

15.3*	Consent of Maples and Calder (Hong Kong) LLP

15.4*	Consent of Deloitte & Touche

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Renren Inc.

By:	/s/ Joseph Chen
	Name:	Joseph Chen
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: May 15, 2017

RENREN INC.

Report and Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

RENREN INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

RENREN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RENREN INC.

We have audited the accompanying consolidated balance sheets of Renren Inc., its subsidiaries, its variable interest entities and the subsidiaries of its variable interest entities (collectively the "Group") as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. Our audits also include the financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2015 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2017 expressed an adverse opinion on the Group's internal control over financial reporting because of a material weakness.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

May 15, 2017

RENREN INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2015	2016
ASSETS

Current assets:
Cash and cash equivalents	$56,226	$79,370
Restricted cash	122,316	30,390
Short-term investments	2,619	410
Accounts receivable (net of allowances of $3,252 and $2,839 as of December 31, 2015 and 2016, respectively)	4,044	4,702
Financing receivable (net of allowances of $3,556 and $15,067 as of December 31, 2015 and 2016, respectively; including $nil and $73,549 from the Plans(i) as of December 31, 2015 and 2016, respectively)	144,457	301,773
Prepaid expenses and other current assets	50,321	20,749
Amounts due from related parties	16,484	13,419
Current assets held for sale	7,471	-

Total current assets	403,938	450,813

Long-term financing receivable (net of allowances of $27 and $47 as of December 31, 2015 and 2016, respectively)	15,273	330
Property and equipment, net	33,289	28,666
Long-term investments	810,990	695,348
Other non-current assets	2,313	1,687
Non-current assets held for sale	2,030	-

TOTAL ASSETS	$1,267,833	$1,176,844

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Renren Inc. of $4,914 and $5,423 as of December 31, 2015 and 2016, respectively)	$5,031	$5,561
Short-term debt (including short-term debt of the consolidated VIEs without recourse to Renren Inc. of $6,919 and $7,202 as of December 31, 2015 and 2016, respectively)	106,919	37,202
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Renren Inc. of $13,762 and $11,277 as of December 31, 2015 and 2016, respectively; including accrued expenses and other current liabilities of the Plans without recourse to Renren Inc. of $nil and $4 as of December 31, 2015 and 2016, respectively)	29,731	19,781
Payable to investors (including payable to investors of the consolidated VIEs without recourse to Renren Inc. of $46,219 and $182,810 as of December 31, 2015 and 2016, respectively; including payable to investors of the Plans without recourse to Renren Inc. of $nil and $141 as of December 31, 2015 and 2016, respectively)	48,893	182,951
Amounts due to related parties (including amount due to a related party of the consolidated VIEs without recourse to Renren Inc. of $36 and $222 as of December 31, 2015 and 2016, respectively)	36	10,914
Deferred revenue and advance from customers (including deferred revenue and advance from customers of the consolidated VIEs without recourse to Renren Inc. of $3,670 and $5,804 as of December 31, 2015 and 2016, respectively)	3,885	5,954
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Renren Inc. of $5,652 and $7,163 as of December 31, 2015 and 2016, respectively)	6,118	7,860

RENREN INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2015	2016

Current liabilities held for sale (including current liabilities held for sale of the consolidated VIEs without recourse to Renren Inc. of $7,729 and $nil as of December 31, 2015 and 2016, respectively)	8,138	-

Total current liabilities	208,751	270,223

Long-term liabilities:
Long-term debt (including long-term debt of the Consolidated VIE's without recourse to Renren Inc. $nil and $nil as of December 31, 2015 and 2016, respectively)	122,072	95,390
Long-term payable to investors (including long-term payable to investors of the Plans without recourse to Renren Inc. of $nil and $59,916 as of December 31, 2015 and 2016, respectively)	-	59,916
Other non-current liabilities (including other non-current liabilities of the Consolidated VIE's without recourse to Renren Inc. of $nil and $nil as of December 31, 2015 and 2016, respectively)	7,622	12,849

Total non-current liabilities	129,694	168,155

TOTAL LIABILITIES	$338,445	$438,378

Commitments (Note 20)

Equity:
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized, 714,365,091 and 719,651,418 shares issued and outstanding as of December 31, 2015 and 2016, respectively	$714	$720
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 305,388,450 and 305,388,450 shares issued and outstanding as of December 31, 2015 and 2016, respectively	305	305
Additional paid-in capital	1,243,083	1,266,592
Accumulated deficit	(357,394)	(542,746)
Statutory reserves	6,712	6,712
Accumulated other comprehensive income	37,124	6,883

Total Renren Inc. shareholders' equity	930,544	738,466

Noncontrolling interest	(1,156)	-

Total equity	929,388	738,466

TOTAL LIABILITIES AND EQUITY	$1,267,833	$1,176,844

(i) The Company consolidated Shanghai Renren Finance Leasing Asset-Backed Special Plans (the "Plans"), see Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2014	2015	2016

Net revenues:
Advertising and IVAS	$46,641	$32,507	$34,047
Financing income	27	8,604	29,317

Total net revenues	46,668	41,111	63,364
Cost of revenues	34,663	36,720	51,767

Gross profit	12,005	4,391	11,597

Operating expenses:
Selling and marketing	34,593	30,502	21,276
Research and development	42,697	32,392	20,750
General and administrative	48,764	46,803	42,584
Impairment of goodwill	46,864	-	-

Total operating expenses	172,918	109,697	84,610

Loss from operations	160,913	105,306	73,013
Other (expenses) income	(1,352)	(6,884)	12,892
Exchange loss on offshore bank accounts	(2,277)	(174)	(4)
Interest income	12,569	2,190	919
Interest expenses	-	(2,041)	(12,439)
Realized gain (loss) on short-term investments	139,265	(98,112)	552
Impairment of long-term investments	-	(4,258)	(102,307)

Loss before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of tax	(12,708)	(214,585)	(173,400)
Income tax expenses	(6,517)	(3,124)	(2,470)

Loss before earnings (loss) in equity method investments and noncontrolling interest, net of tax	(19,225)	(217,709)	(175,870)
Earnings (loss) in equity method investments, net of tax	49,015	(5,468)	(18,183)

Income (loss) from continuing operations	$29,790	$(223,177)	$(194,053)

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2014	2015	2016

Discontinued operations:
(Loss) income from the operations of the discontinued operations, net of tax (benefits) expenses of $(321), $944 and $102 for the years ended December 31, 2014, 2015 and 2016, respectively	$(27,194)	$1,520	$391
Gain on deconsolidation of subsidiaries, net of tax of $nil, $nil and $454 for the years ended December 31, 2014, 2015 and 2016, respectively	489	-	8,310
Gain on disposal of equity method investment, net of tax expenses of $6,027, $nil and $nil for the years ended December 31, 2014, 2015 and 2016, respectively	56,993	-	-

Income from discontinued operations, net of tax expenses of $5,706, $944 and $556 for the years ended December 31, 2014, 2015 and 2016, respectively	30,288	1,520	8,701

Net income (loss)	60,078	(221,657)	(185,352)
Net loss attributable to the noncontrolling interest	382	1,529	-

Net income (loss) from continuing operations attributable to Renren Inc.	30,172	(221,648)	(194,053)
Net income from discontinued operations attributable to Renren Inc.	30,288	1,520	8,701

Net income (loss) attributable to Renren Inc.	$60,460	$(220,128)	$(185,352)

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2014	2015	2016

Net income (loss) per share:
Net income (loss) per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$0.03	$(0.22)	$(0.19)
Diluted	$0.03	$(0.22)	$(0.19)

Net income per share from discontinued operations attributable to Renren Inc. shareholders
Basic	$0.03	$0.00	$0.01
Diluted	$0.03	$0.00	$0.01

Net income (loss) per share attributable to Renren Inc. shareholders:
Basic	$0.06	$(0.22)	$(0.18)
Diluted	$0.06	$(0.22)	$(0.18)

Weighted average number of shares used in calculating net income (loss) per share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,059,446,436	1,019,378,556	1,022,664,396
Diluted	1,067,631,709	1,019,378,556	1,022,664,396

Weighted average number of shares used in calculating net income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,059,446,436	1,019,378,556	1,022,664,396
Diluted	1,067,631,709	1,027,236,202	1,027,176,963

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2014	2015	2016

Net income (loss)	$60,078	$(221,657)	$(185,352)

Other comprehensive (loss) income, net of tax:
Foreign currency translation	(5,039)	(7,777)	(10,994)
Net unrealized gain (loss) on available-for-sale investments, net of tax of $nil for the years ended December 31, 2014, 2015 and 2016, respectively	13,223	40,695	(18,518)
Transfer to statements of operations of realized gain on available-for-sale investments, net of tax of $nil for the years ended December 31, 2014, 2015 and 2016, respectively	(175,191)	(3,568)	(729)

Other comprehensive (loss) income	(167,007)	29,350	(30,241)

Comprehensive loss	(106,929)	(192,307)	(215,593)
Less: Comprehensive loss attributable to noncontrolling interest	382	1,529	-

Comprehensive loss attributable to Renren Inc.	$(106,547)	$(190,778)	$(215,593)

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of US dollars, except share data and per share data, or otherwise noted)

								Accumulated	Total
	Class A		Class B		Additional			other	Renren	Non-
	ordinary shares		ordinary shares		paid-in	Accumulated	Statutory	comprehensive	Inc.'s	controlling	Total
	Shares	Amount	Shares	Amount	capital	deficit	reserves	income	equity	interest	equity

Balance at January 1, 2014	789,976,372	$790	305,388,450	$305	$1,285,283	$(197,726)	$6,712	$174,781	$1,270,145	$123	$1,270,268
Stock-based compensation					23,604				23,604		23,604
Other comprehensive loss								(167,007)	(167,007)		(167,007)
Net income						60,460			60,460	(382)	60,078
Exercise of share option and restricted shares vesting	10,792,736	11			2,748				2,759		2,759
Repurchase of ordinary shares	(80,728,137)	(81)			(87,242)				(87,323)		(87,323)

Balance at December 31, 2014	720,040,971	$720	305,388,450	$305	$1,224,393	$(137,266)	$6,712	$7,774	$1,102,638	$(259)	$1,102,379
Stock-based compensation					28,241				28,241		28,241
Other comprehensive income								29,350	29,350	-	29,350
Net loss						(220,128)			(220,128)	(1,529)	(221,657)
Exercise of share option and restricted shares vesting	5,236,230	5			1,362				1,367		1,367
Repurchase of ordinary shares	(10,912,110)	(11)			(10,281)				(10,292)		(10,292)
Purchase of noncontrolling interest in Jiehun China					119				119	(119)	-
Decrease in equity interest in Beijing Wanmen Education Technology Co., Ltd. ("Wanmen")					(751)				(751)	751	-

Balance at December 31, 2015	714,365,091	$714	305,388,450	$305	$1,243,083	$(357,394)	$6,712	$37,124	$930,544	$(1,156)	$929,388
Stock-based compensation					23,544				23,544		23,544
Other comprehensive loss								(30,241)	(30,241)		(30,241)
Net loss						(185,352)			(185,352)		(185,352)
Exercise of share option and restricted shares vesting	5,286,327	6			1,144				1,150		1,150
Deconsolidation of Wanmen					(1,179)				(1,179)	1,156	(23)

Balance at December 31, 2016	719,651,418	$720	305,388,450	$305	$1,266,592	$(542,746)	$6,712	$6,883	$738,466	-	$738,466

The accompanying notes are integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2014	2015	2016
Cash flows from operating activities:
Net income (loss)	$60,078	$(221,657)	$(185,352)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation expense	21,649	28,241	23,544
Gain on deconsolidation of subsidiaries	(489)	-	(12,895)
(Gain) loss on disposal of equity method investment	(56,993)	1,924	-
Depreciation and amortization	18,488	8,935	2,678
Exchange loss on offshore accounts	2,277	174	4
Impairment on intangible assets	15,461	-	-
Impairment on long-term investments	-	4,258	102,307
Loss on expiration of warrant	-	-	901
Impairment on goodwill	46,864	-	-
Interest income from long-term available-for-sale investment	-	-	(298)
Provision for doubtful accounts-accounts receivable	2,090	788	(205)
Provision for doubtful accounts- others	305	836	369
Provision for financing receivable losses	-	3,665	12,436
Write off of financing receivable	-	-	(119)
Loss (gain) on disposal of equipment	1,797	(988)	(95)
(Gain) loss on short-term investments and fair value change of derivatives	(139,265)	98,112	(552)
Realized gain on long-term available-for-sale investment	-	-	(729)
(Earnings) loss in equity method investments	(49,015)	3,019	18,183
Fair value change of put option and liability-classified warrant	-	6,270	(105)

Changes in operating assets and liabilities:
Accounts and notes receivable	(6,480)	7,613	(881)
Financing receivable	-	(217)	10
Prepaid expenses and other current assets	(9,740)	(22,788)	7,934
Other non-current assets	3,164	19,313	490
Intercompany loan to Qianjun Technology (see Note 4.2)	21,831	-	-
Intercompany loan to Online Gaming (see Note 4.3)	-	-	7,500
Accounts payable	762	1,266	797
Amounts due from/to related parties	61,404	1,260	1,167
Accrued expenses and other current liabilities	(6,509)	1,090	2,037
Interest payable to investors	-	870	(531)
Deferred revenue and advance from customers	(1,195)	397	2,780
Other non-current liabilities	(152)	966	5,332
Income tax payable	1,614	(2,624)	2,288
Deferred income taxes	4,576	-	-
Profit distribution received from Japan Macro	63,917	9,235	-

Net cash provided by (used in) operating activities	56,439	(50,042)	(11,005)

Cash flows from investing activities:
Restricted cash	-	(22,532)	(9,630)
(Increase) decrease in term deposits	(3,414)	493,471	-
Proceeds from principal repayments of financing receivable	-	126,535	626,775
Payments to provide financing receivable	-	(289,041)	(799,174)
Proceeds from sale of trading securities	-	63,822	22,632
Proceeds from sale of available-for-sale securities	415,528	62,704	-
Proceeds from sale of derivative financial instruments	80,861	2,580	-
Proceeds from principal return on Series 2012-A Senior Secured Sofi Loan Notes ("SoFi Loan Note")	1,370	984	5,879

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2014	2015	2016

Proceeds from sale of subsidiary, net of $168 cash disposed of	3,001	-	-
Proceeds from sale of equity method investment	46,484	94	18,460
Proceeds from capital withdrawal from equity method investees	74,721	60,279	29,634
Dividend received from trading securities	-	19	-
Dividend received from available-for-sale securities	1,050	157	-
Purchase of trading securities	-	(67,986)	(19,702)
Purchase of available-for-sale securities	(129,407)	(29,833)	-
Purchase of derivative financial instruments	(118,470)	(101,409)	(264)
Purchase of equity method investments, call option and warrant	(161,271)	(225,885)	(16,331)
Purchase of cost method investment	(26,969)	(179,262)	(28,344)
Purchase of long-term available-for-sale investments	(56,492)	(132,957)	(6,150)
Proceeds from disposal of equipment	386	1,084	142
Purchases of equipment and property	(8,028)	(806)	(357)
Purchases of intangible assets	(1,574)	(386)	-
Settlement of put option	-	-	(7,000)
Cash disposed of from deconsolidation of subsidiaries	-	-	(6,176)
Loan to noncontrolling shareholder	-	(1,930)	-
Loan to related party	-	(4,775)	(14,625)
Proceeds from repayment of related party loans	-	4,775	11,701
Loans to third parties	(8,561)	(21,898)	(4,518)
Proceeds from repayment of third party loans	-	13,212	3,765

Net cash provided by (used in) investing activities	109,215	(248,984)	(193,283)

Cash flows from financing activities:
Repurchase of ordinary shares	(76,462)	(10,292)	-
Proceeds from exercise of share options	2,514	1,231	1,430
Repayment of promissory note issued to Nuomi Inc.	(60,884)	-	-
Proceeds from investors	-	174,543	844,712
Payment to investors	-	(125,001)	(637,931)
Repayment of short-term borrowings	-	-	(108,292)
Repayment of long-term borrowing	-	-	(23,608)
Proceeds from short-term borrowings	-	107,134	39,072
Proceeds from long-term borrowings	-	130,885	-
Proceeds from loan provided by a related party	-	-	10,692
Restricted cash for short-term borrowing	-	(100,000)	100,000
Capital injection by noncontrolling shareholder	-	1,930	-

Net cash (used in) provided by financing activities	(134,832)	180,430	226,075

Net increase (decrease) in cash and cash equivalents	30,822	(118,596)	21,787
Cash and cash equivalents at beginning of year	154,308	183,025	60,837
Effect of exchange rate changes	(2,105)	(3,592)	(3,254)

Cash and cash equivalents at end of year	$183,025	$60,837	$79,370

Supplemental schedule of cash flows information:
Interest paid	-	$2,793	$12,249
Income taxes paid	$11	$6,744	$123

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2014	2015	2016

Schedule of non-cash activities:
Payable for acquisition of property, plant and equipments included in accrued expenses and other liabilities	-	$43	$3
Acquisition of property, plant and equipments and other intangible assets through utilization of deposits	$1,514	-	-
Purchase of long-term available-for-sale investment through exchange of equity interest in a subsidiary	-	-	1,742
Acquisition of equity method investment through settlement of loan from a related party	-	-	4,905
Repurchase of ordinary shares through utilization of deposits	$10,860	-	-

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Renren Inc. was incorporated in the Cayman Islands. Through its social networking internet platform, the Company, its consolidated subsidiaries, variable interest entities ("VIEs") and VIEs' subsidiaries (collectively referred to as the "Company") were primarily engaged in the operation of its social networking internet platform ("SNS") through which it provides online advertising services and internet value-added services ("IVAS") as well as the operation of financial services platforms to provide internet finance services.

During 2014, the Company discontinued its online advertising services generated from its online social video platform through its deconsolidation of Guanzhou Qianjun Internet Technology Co., Ltd. (“Qianjun Technology”). As a result, the operations of Quinjun Technology were treated as discontinued operations during the year ended December 31, 2014 (see Note 4).

During 2015, the Company reached a resolution to dispose of its online gaming business ("Online Gaming"), which was subsequently sold in March 2016. The disposal of Online Gaming represented a strategic shift and had a major effect on the Company’s result of operations. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the Online Gaming entities have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheet as of December 31, 2015, consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2014 and 2015 have been adjusted to reflect this change.

Beginning with the fourth quarter of 2014, the Company launched Renren Fenqi platform (“Renren Fenqi”), a financial service platform which provides financing to college students in China for making purchases on e-commerce platforms. From the first quarter of 2015, the Company started to provide credit financing to used automobile dealers and apartment rental financing to individuals and apartment agents. Additionally, during 2015, the Company also launched Renren Licai (“Renren Licai”), a platform through which the Company identifies individual investors and transfers the creditors’ rights arising from aforementioned financing to individual investors.

In the first and second quarter of 2016, the Company stopped providing apartment rental financing to individuals and apartment agents, and financing to college students, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

On September 30, 2016, the Company announced a plan to spin off a newly formed subsidiary (the "Subsidiary") that would hold the online talent show business ("Woxiu") and most of its investments in minority stakes in privately held companies through a distribution of rights to all shareholders. On December 22, 2016, the Company formed a special committee to review the terms of the proposed transaction. On the same day, the Company received a preliminary nonbinding proposal from certain shareholders of the Company valuing the Subsidiary at $500 million, net of debt. Subsequently, (i) the Company has been considering a revised plan to substitute Beijing Zhenzhong Interactive Information Technology Co., Ltd ("Zhenzhong", a subsidiary of one of the Company’s VIEs) for Woxiu and dispose of Zhenzhong and most of its investments in minority stakes in privately held companies through one or more private placements of the Subsidiary and (ii) the Company has received US $91.9 million in net cash proceeds from the sale of a portion of its investment in Social Finance, Inc. As of today, the terms of the transaction have not been finalized and the transaction is still subject to the approval of the Company’s special committee and SoftBank Group Corp., the parent company of SB Pan Pacific Corporation, which is one of the Company’s shareholders. The proposed transaction is subject to significant risks and uncertainties, including the timing of its execution and the ultimate form of the proposed transaction.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2016, Renren Inc.'s subsidiaries, VIEs and VIEs' subsidiaries are as follows:

	Later of date		Percentage of
	of incorporation	Place of	legal ownership
Name of Subsidiaries	or acquisition	incorporation	by Renren Inc.	Principal activities

Subsidiaries:
CIAC/ChinaInterActiveCorp ("CIAC")	August 5, 2005	Cayman Islands	100%	Investment holding
Renren Wealth Inc.	March 7, 2011	Cayman Islands	100%	Investment holding
Link224 Inc.	May 31, 2011	Cayman Islands	100%	Investment holding
Renren Lianhe Holdings	September 2, 2011	Cayman Islands	100%	Investment holding
Wole Inc.	October 27, 2011	Cayman Islands	100%	Investment holding
JiehunChina Inc. ("JiehunChina")	June 14, 2011	Cayman Islands	100%	Investment holding
Renren Giant Way Limited ("Renren Giant Way")	May 17, 2012	Hong Kong	100%	Investment holding
Renren Gongying Inc..	October 2, 2015	Cayman Islands	100%	Investment holding
Renren Study Inc.	April 5, 2012	Cayman Islands	100%	Investment holding
Renren CRSP Holdings Inc.	October 14, 2016	Cayman Islands	100%	Investment holding
Renren CHYP Holdings Inc.	October 14, 2016	Cayman Islands	100%	Investment holding
Renren PLML Holdings Inc.	October 14, 2016	Cayman Islands	100%	Investment holding
Renren KURY Holdings Inc.	October 14, 2016	Cayman Islands	100%	Investment holding
Renren ONER Holdings Inc.	October 14, 2016	Cayman Islands	100%	Investment holding
Renren BLCR Holdings Inc.	October 14, 2016	Cayman Islands	100%	Investment holding
Renren ZHCH Holdings Inc.	October 14, 2016	Cayman Islands	100%	Investment holding
Renren LSTAR Holdings Inc.	October 17, 2016	Cayman Islands	100%	Investment holding
Renren CHRYPH Holdings Inc.	October 31, 2016	Cayman Islands	100%	Investment holding
Happy Link Corporation Limited	May 7, 2011	Hong Kong	100%	Investment holding
Renren Game Hong Kong Limited ("Game HK")	March 8, 2012	Hong Kong	100%	Investment holding
Renren Lianhe (Hong Kong) Co. Limited.	May 16, 2016	Hong Kong	100%	Investment holding
Renren Winday Company Limited.	July 26, 2016	Hong Kong	100%	Investment holding
Renren Giantly Limited.	August 16, 2016	Hong Kong	100%	Investment holding
Renren Gentle Height Company Limited.	December 7, 2016	Hong Kong	100%	Investment holding
Renren Game USA Inc. (“Game USA”)	March 8, 2012	USA	100%	Investment holding
Chime Technologies, Inc.	September 7, 2012	USA	100%	Internet business
Qianxiang Shiji Technology Development (Beijing) Co., Ltd. ("Qianxiang Shiji")	March 21, 2005	PRC	100%	Investment holding
Beijing Woxiu Information Technology Co. Ltd. ("Beijing Woxiu")	October 27, 2011	PRC	100%	Investment holding
Beijing Jiexun Shiji Technology Development Co., Ltd. ("Jiexun Shiji")	April 26, 2012	PRC	100%	Investment holding
Renren Huijin (Tianjin) Technology Co., Ltd. ("Huijin")	October 10, 2012	PRC	100%	Investment holding
Joy Interactive (Beijing) Technology Development Co., Ltd.	April 24, 2013	PRC	100%	Investment holding
Qianxiang Lianhe Technology Development (Beijing) Co., Ltd	November 12, 2016	PRC	100%	Internet business

Variable Interest Entities:
Beijing Qianxiang Tiancheng Technology Development Co., Ltd. ("Qianxiang Tiancheng")	October 28, 2002	PRC	N/A	IVAS business
Guangzhou Xiuxuan Brokers Co., Ltd.(“Guangzhou Xiuxuan”)	September 22, 2014	PRC	N/A	IVAS business
Beijing RenrenJinfu Investment Management Co., Ltd (“Renren Jinfu”)	May 20, 2015	PRC	N/A	Internet business
Beijing Qianxiang Yixin Technology Development Co., Ltd	September 1, 2016	PRC	N/A	Investment holding

Subsidiaries of Variable Interest Entities:
Beijing Qianxiang Wangjing Technology Development Co., Ltd. ("Qianxiang Wangjing")	November 11, 2008	PRC	N/A	Internet business
Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd. ("Shanghai Changda")	October 25, 2010	PRC	N/A	Internet business
Beijing Wole Shijie Information Technology Co., Ltd. ("Wole Shijie")	October 27, 2011	PRC	N/A	Technology development and service
Beijing Qilin Wings Technology Development Co., Ltd..	January 16, 2013	PRC	N/A	Internet business
Beijing Zhenzhong Interactive Information Technology Co., Ltd	December 23, 2014	PRC	N/A	Internet business
Shanghai Wangjing Factoring Co., Ltd	July 28, 2015	PRC	N/A	Factoring business
Beijing Jingwei Zhihui Information Technology Co., Ltd. (“Jingwei Zhihui”)	March 19, 2014	PRC	N/A	Internet business
Shanghai Wangjing Investment Management Co., Ltd	April 20, 2015	PRC	N/A	Internet business
Fenqi Winday Company Limited,	February 29, 2016	Hong Kong	N/A	Internet business
Renren Finance, Inc.	December 15, 2014	Cayman Islands	N/A	Internet business
Shanghai Renren Financial Rental Co., Ltd	May 25, 2015	PRC	N/A	Internet business
Shanghai Mumian Interactive Internet Information Service Co., Ltd...	June 16, 2016	PRC	N/A	IVAS business
Guangzhou Qunge Information Technology Co., Ltd	August 26, 2016	PRC	N/A	IVAS business
Beijing Renren Zhihui Technology Co., Ltd	October 31, 2016	PRC	N/A	Internet business
Souxun Finance Advisory (Beijing) Co., Ltd	September 9, 2011	PRC	N/A	IVAS business
Tianjin Zhenzhong Interactive Information Technology Co., Ltd.	April 8, 2016	PRC	N/A	Investment holding
Beijing Qianxiang Wanxin Technology Development Co., Ltd.	November 18, 2016	PRC	N/A	Investment holding

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, online advertising services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, the Company currently conducts substantially all of its businesses through the VIE Qianxiang Tiancheng and its respective subsidiaries. Prior to March 2016, the Company also conducted its business through a VIE Jingwei Zhihui, which became a wholly owned subsidiary of Qianxiang Tiancheng in March 2016. Qianxiang Tiancheng is mainly engaged in the provision of online advertising, IVAS and internet finance services. Jingwei Zhihui is mainly engaged in the provision of internet finance services.

Qianxiang Shiji ("WFOE"), a wholly owned subsidiary of CIAC, and Beijing Jingwei Sinan Information Technology Co., Ltd., or Jingwei Sinan ("WFOE"), a wholly owned subsidiary of Jupiter Way Limited, entered into a series of contractual arrangements with the VIEs that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs' financial results of operations, assets and liabilities in the Company's consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIEs, the Company believes the Company's rights under the terms of the exclusive option agreement and power of attorney are substantive given the substantive participating rights held by SB Pan Pacific Corporation as it relates to operating matters, which provide it with a substantive kick out right.

More specifically, the Company believes the terms of the contractual agreements are valid, binding and enforceable under PRC laws and regulations currently in effect. In particular the Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the exclusive option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive option agreement. A simple majority vote of the Company's board of directors is required to pass a resolution to exercise the Company's rights under the exclusive option agreement, for which the consent from Mr. Joe Chen, who holds the most voting interests in the Company and is also the Company's chairman and CEO, is not required. The Company's rights under the exclusive option agreement give the Company the power to control the shareholders of the VIEs and thus the power to direct the activities that most significantly impact the VIEs' economic performance. In addition, the Company's rights under the powers of attorney also reinforce the Company's abilities to direct the activities that most significantly impact the VIEs' economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew service agreements and pay service fees to the Company. By charging service fees at the sole discretion of the Company, and by ensuring that service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIEs.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The VIEs and their subsidiaries hold the requisite licenses and permits necessary to conduct the Company's business under the current business arrangements.

The contractual agreements below provide the Company with the power to direct the activities that most significantly affect the economic performance of the VIEs and enable the Company to receive substantially all of economic benefits and absorb the losses of the VIEs.

(1)	Power of Attorney: WFOEs hold irrevocable power of attorney executed by the legal owners of the VIEs to exercise their voting rights on, including but not limited to dividend declaration, all matters at meetings of the legal owners of the VIEs and through such power of attorney has the right to control the operations of the VIEs. The power of attorney for Qianxiang Tiancheng will remain in force for ten years until December 22, 2020, and will be automatically renewed upon the extension of the terms of the relevant business operations agreements until the earlier of the following events: (i) nominee loses his/her position in Qianxiang Shiji or Qianxiang Shiji issue a written notice to dismiss or replace nominee; and (ii) the business operations agreements among Qianxiang Shiji, Qianxiang Tiancheng and Qianxiang Tiancheng's shareholders terminate or expire. The power of attorney for Jingwei Zhihui became effective on May 22, 2014 and would remain effective as long as Jingwei Zhihui exist. Neither of the shareholders of Jingwei Zhihui had the right to terminate or revoke the power of attorney without the prior written consent of Jingwei Sinan.

(2)	Business Operations Agreement: The business operations agreements specifically and explicitly grant WFOEs the principal operating decision making rights, such as appointment of the directors and executive management, of the VIEs.

The terms of the business operations agreements are ten years and will be extended automatically for another ten years unless the WFOEs provide a 30-day advance written notice to the VIEs and to each of the VIEs' shareholders requesting not to extend the term three months prior to the expiration dates of December 22, 2020 and May 21, 2024, respectively. Neither the VIEs nor any of the VIEs' shareholders may terminate the agreements during the terms or the extensions of the terms.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Without the WFOE's consent, the VIEs' shareholders shall not transfer, donate, pledge, or otherwise dispose their equity shareholdings in the VIEs in any way. The equity option agreement will remain in full force and effect until the earlier of: (i) the date on which all of the equity interests in the VIEs have been acquired by the respective WFOE or its designated representative(s); or (ii) the receipt of the 30-day advance written termination notice issued by the respective WFOE to the shareholders of the VIEs. The term of these agreements will be automatically renewed upon the extension of the term of the relevant exclusive equity option agreement.

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

The spouse of each of the shareholders of Jingwei Zhihui had acknowledged that certain equity interests of Jingwei Zhihui, held by and registered in the name of his/her spouse would be disposed of pursuant to the loan agreement, equity option agreement and equity interest pledge agreement of which they were respectively a party, and they would not take any action to interfere with such arrangement, including claiming that such equity interests constitute property or communal property between his/her spouse and himself/herself.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The term of each of agreement is ten years and will be extended automatically for another ten years unless terminated by the WFOEs. The WFOEs can terminate the agreement at any time by providing a 30-day prior written notice. The VIEs are not permitted to terminate the agreements prior to the expiration of the terms by December 22, 2020 and May 21, 2024, respectively, unless the WFOEs fail to comply with any of their obligations under this agreement and such breach makes the WFOEs unable to continue to perform the agreements.

(6)	Intellectual Property License Agreement: The WFOEs and registered shareholders agree that the WFOEs shall have the exclusive right to license its intellectual property rights to the VIEs in return for a license fee. The license fee is determined at the discretion of the Company. The term of these agreements will be automatically renewed upon the extension of the term of the relevant intellectual property license agreement.

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

(7)	Loan Agreements: Under loan agreements between the WFOEs and each of the shareholders of the VIEs, the WFOEs made interest-free loans to the shareholders of exclusively for the purpose of the initial capitalization and the subsequent financial needs of the VIEs. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in the VIEs to the WFOEs or their designated representatives pursuant to the equity option agreements. The term of each of these loans is ten years from the actual drawing down of such loans by the shareholders of the VIEs, and will be automatically extended for another ten years unless a written notice to the contrary is given by the WFOEs to the shareholders of the VIEs three months prior to the expiration of the loan agreements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

These agreements are substantially the same, and that the equity interest pledge has become effective and will expire on the earlier of: (i) the date on which the VIEs and their shareholders have fully performed their obligations under the loan agreements, the exclusive technical service agreement, the intellectual property right license agreement and the equity option agreements; (ii) the enforcement of the pledge by the WFOEs pursuant to the terms and conditions under this agreement to fully satisfy its rights under such agreements; or (iii) the completion of the transfer of all equity interests of the VIEs by the shareholders of the VIEs to another individual or legal entity designated by the WFOEs pursuant to the equity option agreement and no equity interests of the VIEs are held by such shareholders.

In March 2016, the above contractual arrangements between Jingwei Sinan and Jingwei Zhihui were terminated. Jingwei Zhihui became a wholly owned subsidiary of Qianxiang Tiancheng. In November 2016, both Jingwei Sinan and Jupiter Way Limited were disposed of. The disposal did not have a material impact on the Company's consolidated financial statements.

Risks in relation to the VIE structure

The Company and the Company's legal counsel believe that Qianxiang Shiji's and Jingwei Sinan's contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The Company's ability to conduct its business including online advertising, online gaming (discontinued after the Company's resolution to dispose of Online Gaming in 2015), online talent show, other internet value added services, and internet finance services may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs and the VIEs' subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and the VIEs' subsidiaries and shareholders, and it may lose the ability to receive economic benefits from the VIEs and the VIEs' subsidiaries.

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

The Company's ability to control the VIEs also depends on the power of attorney that the WFOEs have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements after elimination of intercompany balances and transactions between the offshore companies, WFOEs, VIEs and VIEs’ subsidiaries. As of December 31, 2015 and 2016, the balance of the amount payable by the VIEs and their subsidiaries to the WFOEs related to the service fees were $172 and $nil, respectively and was eliminated upon consolidation.

	As of December 31,
	2015	2016

Cash and cash equivalents	$15,359	$55,908
Restricted cash	-	288
Short-term investments	2,748	410
Accounts receivable, net	4,044	4,702
Financing receivable, net	72,619	228,224
Prepaid expenses and other current assets	22,932	17,988
Amounts due from related parties	425	10,219
Current assets held for sale	3,917	-

Total current assets	122,044	317,739

Long-term financing receivable, net	15,273	330
Property and equipment, net	2,327	1,058
Long-term investments	18,852	36,470
Other non-current assets	1,195	876
Non-current assets held for sale	1,888	-

Total non-current assets	39,535	38,734

Total assets	$161,579	$356,473

Accounts payable	$4,914	$5,423
Short-term debt	6,919	7,202
Accrued expenses and other current liabilities	13,762	11,277
Payable to investors	46,219	182,810
Amounts due to related parties	36	222
Deferred revenue and advance from customers	3,670	5,804
Income tax payable	5,652	7,163
Current liabilities held for sale	7,729	-

Total current liabilities	88,901	219,901

Total liabilities	$88,901	$219,901

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	Years ended December 31,
	2014	2015	2016

Net revenue	$46,012	$39,017	$61,948
Loss from continuing operations	$(66,467)	$(68,991)	$(31,997)
(Loss) income from discontinued operations	$(26,025)	$4,302	$829

	Years ended December 31,
	2014	2015	2016

Net cash provided by operating activities	$24,502	$34,652	$68,374
Net cash used in investing activities	$(20,696)	$(102,061)	$(187,621)
Net cash provided by financing activities	-	$55,928	$148,080

The VIEs contributed an aggregate of 98.6%, 94.9% and 97.8% of the consolidated net revenues for the years ended December 31, 2014, 2015 and 2016, respectively. As of the fiscal years ended December 31, 2015 and 2016, the VIEs accounted for an aggregate of 12.7% and 30.3%, respectively, of the consolidated total assets, and 26.3% and 50.2%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents and long-term investments.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Consolidated Plans

In January 2016 and September 2016, the Company originated the issuance of two Shanghai Renren Finance Leasing Asset-Backed Special Plans, approximating RMB299.8 million ($45.2 million) and RMB510.6 million ($76.9 million), respectively. The Plans are collateralized by certain financing receivables arising from the Company's used automobile financing business.

The Plans consist of three tranches: AAA-rated senior securities (covering 68.0% and 70.5% of the total securities issued, respectively) and AA-rated senior securities (covering 10.5% and 11.0% of the total securities issued, respectively) which were purchased by external investors, and subordinate securities (covering 21.5% and 18.5% of the total securities issued, respectively) held by the Company. The Company also provided a guarantee to secure the full repayment of the principal and interest of the external investors in the Plans.

The Company holds significant variable interests in the Plans through holding the subordinate securities and the guarantee provided, from which the Company has the right to receive benefits from the Plans that could potentially be significant to the Plans.

The Company also has power to direct the activities of the Plans that most significantly impact the economic performance of the Plans by making revolving purchases of underlying financing receivables and providing payment collection services from the underlying financing receivables.

Accordingly, the Company is considered the primary beneficiary of the Plans and has consolidated the Plans' assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

The assets of the Plans are not available to creditors of the Company. In addition, the investors of the Plans have no recourse against the assets of the Company.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Consolidated Plans-continued

The following financial statement amounts and balances of the Plans were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,
	2015	2016

Financing receivable, net	-	$73,549

Total assets	-	$73,549

Accrued expenses and other current liabilities	-	$4
Payable to investors	-	141
Long-term payable to investors	-	59,916

Total liabilities	-	$60,061

	Years ended December 31,
	2014	2015	2016

Net revenue	-	-	-
Net loss	-	-	$375

Years ended December 31,
	2014	2015	2016

Net cash provided by operating activities	-	-	-
Net cash used in investing activities	-	-	-
Net cash provided by financing activities	-	-	-

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Restricted cash

Restricted cash primarily consists of cash deposits used to secure debt borrowings of the Company which is expected to be released in accordance with the debt agreement. Additionally, restricted cash as of December 31, 2015 also included cash received from a short-term debt borrowing restricted as to withdrawal and usage until the maturity of such short-term debt agreement. Such balance was released during the year ended December 31, 2016 upon repayment of the related short-term debt borrowing (see Note 11(ii)).

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Investments

(1)	Short-term investments

The Company's short-term investments comprise of marketable securities which are classified as trading and available-for-sale, and derivative financial instruments that are regarded as assets. The trading investments are reported at fair values with the changes in fair values of those investments recognized as gain or loss. The available-for-sale investments are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income in equity. The Company's derivative financial instruments are measured at fair value. The changes in fair values of those derivative instruments are recognized as gain or loss.

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

Equity method investments

Equity investment in common stock or in-substance common stock of an entity where the Company can exercise significant influence, but not control, is accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements are also considered in determining whether the equity method of accounting is appropriate. An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The Company’s management regularly evaluates the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee's cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

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

Held-to-Maturity investment

Held-to-maturity investment consists of debt securities that the Company purchased from SoFi Lending Corp., which will mature on July 3, 2032 and has a fixed annual interest rate of 4%. The Company has the positive intent and ability to hold the securities to maturity. The Company's held-to-maturity investment is classified as long-term investments on the consolidated balance sheets based on their contractual maturity dates and are stated at their amortized costs. In December 2016, the Company received the remainder of the principal and earned interest.

Available-for-sale investment

The Company’s investments in convertible redeemable preferred shares and convertible debt are classified as available-for-sale investments which are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. The Company monitors the investments for OTTI by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the Company’s intent and ability to hold the investment as well as other company-specific information. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of operations and comprehensive income when the decline in value is determined to be other-than-temporary.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financing receivable

Financing receivable represents receivables derived from the internet finance business. Financing receivable is recorded at amortized cost, reduced by a valuation allowance estimated as of the balance sheet date. The amortized cost of a financing receivable is equal to the unpaid principal balance, plus net deferred origination costs. Net deferred origination costs are comprised of certain direct origination costs, net of origination fees received. Origination fees include fees charged to the individuals or companies that increase the financing’s effective yield. Direct origination costs in excess of origination fees received are included in the financing receivable and amortized over the financing term using the effective interest method. Financing origination costs are limited to direct costs attributable to originating the financing, including commissions and personnel costs directly related to the time spent by those individuals performing activities related to the origination.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

In May 2016, the Company terminated all of its financing business conducted under the Intermediary Business Model. All subsequent financing has been performed by the Company.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Through Renren Licai, the Company identifies individual investors and transfers creditors’ rights originated from the aforementioned financing services to the individual investors. The Company further offers different investment periods to investors ranging from 1 to 12 months with various annual interest rates while those credit rights are held by the investors. The term of the sales require the Company to repurchase those creditors’ rights from investors prior to or upon the maturity of the investment period. As a result, the sales of those creditors’ rights are not accounted for as a sale and remain on the consolidated balance sheet and are recorded as payable to investors in the Company’s consolidated balance sheet.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Intangible assets with indefinite lives

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of the fair values of assets and their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. For the years ended December 31, 2014, 2015 and 2016, the Company recorded impairment loss for indefinite-lived intangible assets from discontinued operations of $13,658, $nil and $nil, and from continuing operations of $nil, $nil and $nil respectively.

Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization. Depreciation and amortization is computed using the straight-line method.

The Company evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. The Company measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future undiscounted cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. For the years ended December 31, 2014, 2015 and 2016, the Company recorded impairment loss for intangible assets with definite life from discontinued operations of $1,496, $nil and $nil, and from continuing operations of $307, $nil and $nil, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The Company performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. In estimating the fair value of each reporting unit the Company estimates the future cash flows of each reporting unit, the Company has taken into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information. The Company recorded $46,864, $nil and $nil impairment charges of goodwill for the years ended December 31, 2014, 2015 and 2016, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Live streaming revenue

The Company generates live streaming revenue from both "Woxiu" and Renren mobile live streaming.

"Woxiu", which translates into "a show of your own" in Chinese, is a virtual stage the Company initially offered on the 56.com platform and then on the “Woxiu” platform after the completion of the disposition of 56.com (see Note 4.2). On "Woxiu", grassroots musicians and performers can live-stream their performances and share with viewers. Fans of the performing user can chat along with the performer and other live audience and purchase consumable virtual items on the platform with virtual currencies to show support to the performers. In the second quarter of 2016, the Company also launched its live streaming service on its Renren mobile terminal.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Live streaming revenue - continued

For both "Woxiu" and Renren mobile live streaming, the amount of virtual currencies consumed is maintained by the Company’s operating system and will be automatically deducted from users' accounts when the virtual currencies are used. Revenue is recognized monthly based on the virtual currencies consumed. The Company pays the performers a certain percentage of the virtual currencies consumed. The Company recognizes total revenue on a gross basis, and the commission paid to performers is recorded as cost of revenues. The Company calculates the amount of revenues recognized for each unit of virtual currency consumed using a moving weighted average method by dividing the total cumulative unrecognized deferred revenues by total unconsumed virtual currency.

Internet finance services

The Company generates revenue from its internet finance services business primarily through financing provided to used automobile dealers. Additionally, the Company also provided credit financing to college students on Renren Fenqi as well as apartment rental financing during the years ended December 31, 2015 and 2016. Both of those services were terminated in May 2016 and January 2016, respectively. The Company records financing income and service fees related to those services over the life of the underlying financing using the effective interest method on unpaid principal amounts. The service fees collected upfront, as well as the direct origination costs for the financing, are deferred and recognized as financing income as an adjustment to the yield on a straight line basis over the life of the portfolio financing.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Internet finance services - continued

-Used automobile financing

The Company provides short-term financing services to used automobile dealers to fund the car dealers’ cash needs for used automobile purchasing. The financing period is no more than 6 months and is secured by a pledge of the dealers' used automobiles with total value exceeding the principal of the financing. The Company charges an upfront service fee as well as financing income on a monthly basis.

-Financing for installment sales to college students

During the year ended December 31, 2015 and part of 2016, the Company provided financing services to college students on installment sales, through which students were able to purchase products online on Renren Fenqi or from other third-party online merchants through the Renren Fenqi platform and make payments on a monthly basis in 1 to 24 installments. The Company charged fees earned on the financing. The Company was not responsible for providing any post sale support or make any changes to the products and concluded that it was merely acting as an agent recording the related financing fee charged to the students ratably over the life of the underlying financing. The Company discontinued this service in May, 2016.

-Other financing

During the year ended December 31, 2015 and part of 2016, the Company provided rental financing services to individuals who are referred by apartment agents and needed funding to make a lump sum down payment to the apartment agents for a favorable discount of rental fee, as well as micro cash financing services to college students to fund their short-term consumption within a period of no more than 6 months. The Company generally charged financing income and service fees on a monthly basis. The Company discontinued this service in January 2016

In addition to the service fee charged for the above financing services, the Company also receives fees contingent on future events, mainly penalty fees for late repayment of the financing. Those contingent fees were immaterial for all periods presented.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

During 2015, the Company reached a resolution to dispose of the Online Gaming; the disposal was completed in March 2016. As such, online gaming revenues are included in discontinued operations for all periods presented (see Note 4.3).

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cost of revenues

Cost of revenues consists of costs directly related to online advertising and IVAS business as well as costs incurred related to the internet financing operations which mostly include interest expenses paid to investors on Renren Licai and interest paid for asset-backed securities as well as provisions for financing receivables losses.

Business taxes

The Company reports revenue net of business taxes. Business taxes deducted in arriving at net revenue during 2014, 2015 and 2016 were $nil, $25 and $77, respectively.

Value added taxes

The value-added tax ("VAT") is also reported as a deduction to revenue when incurred and amounted to $2,356, $1,217 and $4,080 for the years ended December 31, 2014, 2015 and 2016, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expense and other current liabilities on the consolidated balance sheet.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are recognized when temporary differences exist between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2014, 2015 and 2016, respectively.

Financial instruments

Financial instruments include cash and cash equivalents, term deposits, restricted cash, accounts receivable, financing receivable, amounts due from/to related parties, short-term investments, long-term financing receivable, long-term investments, accounts payable, short-term debt, payable to investors, long-term debt, written put option and liability-classified warrant.

The fair value of cash and cash equivalents, term deposits, restricted cash, accounts receivable, amounts due from/to related parties, accounts payables, short-term debt and payable to investors approximate their carrying amounts reported in the consolidated balance sheets due to the short-term maturity of these instruments. The short-term investments, written put option, available-for-sale investments and liability-classified warrant are carried at fair value. The carrying value of financing receivables approximates fair value which was estimated by discounting scheduled cash flows through the estimated maturity with estimated discount rates based on current offering rates of comparable loans with similar terms. The carrying value of long-term debt approximates fair value as its interest rates are at the same level of the current market yield for comparable debts. The cost method investments are carried at carrying value and held-to-maturity investments are carried at amortized cost.

Research and development expenses

Research and development expenses are primarily incurred for development of new services, features and products for the Company's SNS, online games, internet finance business as well as further improve the Company's technology infrastructure to support these businesses. The Company has expensed all research and development costs when incurred.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar ("US dollar"). The financial records of the Company's subsidiaries and VIEs located in the PRC, Japan, Taiwan, Hongkong and Korea are maintained in their local currencies, Renminbi ("RMB"), Japanese Yen ("JPY"), New Taiwan Dollar ("TWD"), Hong Kong Dollar ("HKD") and Korea Won ("KRW"), respectively, which are also the functional currencies of these entities.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounting pronouncements newly adopted

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) — Amendments to the Consolidation Analysis”. The amendments in Topic 810 respond to stakeholders’ concerns about the current accounting for consolidation of variable interest entities, by changing aspects of the analysis that a reporting entity must perform to determine whether it should consolidate such entities. Under the amendments, all reporting entities are within the scope of Subtopic 810-10, Consolidation – Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments are intended to be an improvement to current U.S. GAAP, as they simplify the codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46 (R), with changes including reducing the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and placing more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for publicly-traded companies for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Earlier adoption is permitted. The Company adopted this ASU on January 1, 2016. The adoption of this guidance did not have a significant effect on the Company’s consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

In January 2016, the FASB issued a new pronouncement which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance, but expects that most existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of this adoption.

In March 2016, the FASB issued a new pronouncement ASU 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting, which affects all entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence. The amendments eliminate the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Earlier application is permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

In June 2016, the FASB issued a new pronouncement ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for SEC filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In August 2016, the FASB issued a new pronouncement ASU 2016-15, which amends the guidance in ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. The primary purpose of the ASU is to reduce the diversity in practice that has resulted from the lack of consistent principles on this topic. The ASU’s amendments add or clarify guidance on eight cash flow issues:

•	Debt prepayment or debt extinguishment costs.

•	Settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing.

•	Contingent consideration payments made after a business combination.

•	Proceeds from the settlement of insurance claims.

•	Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies.

•	Distributions received from equity method investees.

•	Beneficial interests in securitization transactions.

•	Separately identifiable cash flows and application of the predominance principle.

For public business entities, the guidance in the ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for all entities. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In November 2016, the FASB issued a new pronouncement, ASU 2016-18, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. Key requirements of the ASU are as follows:

•	An entity should include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The ASU does not define the terms “restricted cash” and “restricted cash equivalents” but states that an entity should continue to provide appropriate disclosures about its accounting policies pertaining to restricted cash in accordance with other GAAP. The ASU also states that any change in accounting policy will need to be assessed under ASC 250.

•	A reconciliation between the statement of financial position and the statement of cash flows must be disclosed when the statement of financial position includes more than one line item for cash, cash equivalents, restricted cash, and restricted cash equivalents.

•	Changes in restricted cash and restricted cash equivalents that result from transfers between cash, cash equivalents, and restricted cash and restricted cash equivalents should not be presented as cash flow activities in the statement of cash flows.

•	An entity with a material balance of amounts generally described as restricted cash and restricted cash equivalents must disclose information about the nature of the restrictions.

For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.	SIGNIFICANT RISKS AND UNCERTAINTIES

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Company included aggregate amounts of $28,962 and $29,027 at December 31, 2015 and 2016, respectively, which were denominated in RMB.

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

There were no customers that accounted for 10% or more of total net revenue for the years ended December 31, 2014, 2015 and 2016.

There was one customer who accounted for 13% of the balance of accounts receivable as of December 31, 2016. No other customers accounted for 10% or more of the balance of accounts receivable or financing receivable as of December 31, 2015 and 2016.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

On August 23, 2013, the Company, Baidu Holdings Limited ("Baidu") and Nuomi Inc., entered into a share purchase agreement whereby Baidu would purchase the newly issued shares of Nuomi Inc.. On a fully-diluted basis, upon the completion of the transaction on October 26, 2013, the Company's ownership of Nuomi Inc. was reduced to 31.61%. As a result, from October 26, 2013, the Company no longer retained power of control over Nuomi and accordingly deconsolidated Nuomi's financial statements from the Company's consolidated financial statements.

On October 26, 2013, the Company used the equity method to account for the investment in Nuomi Inc. amounting to $63,626, which represented the fair value of 31.61% equity interest in Nuomi Inc. and was determined by the Company with the assistance of an independent valuation firm.

In February 2014, the Company sold the remaining 31.61% equity interest in Nuomi Inc. to Baidu in the amount of $68,066 with a gain of $56,993 (see Note 7).

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS- continued

4.2 Deconsolidation of Qianjun Technology

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

On December 1, 2014, the Company calculated a gain regarding such disposition as follows:

		As of
	Note	December 1, 2014

The proceeds		$25,000
Less: The repayment of intercompany loan provided by the Company		21,831
Net consideration		3,169

Less: Cash and cash equivalents		168
Other current assets		3,654
Property and equipment, net		2,347
Intangible assets, net		11,509
Goodwill		13,652
Other non-current assets		78
Income tax payable		(426)
Current liabilities		(8,426)
Amount due to Sohu related to the repayment of intercompany loan		(21,831)

Net assets of Qianjun Technology		725

Less: Transaction related cost	(i)	1,955

Gain on deconsolidation of Qianjun Technology		$489

(i)	The transaction related cost represents the incremental cost resulting from the acceleration of the vesting of the nonvested restricted shares, which were granted to the employee of Qianjun Technology, to be fully vested on the disposition day (see Note 16).

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS- continued

4.3 Disposition of Online Gaming

On November 19, 2015, the Company reached a resolution to dispose of its Online Gaming which was subsequently sold in March 2016 for a gross consideration of $17,500, of which $7,500 was related to the repayment of intercompany loans provided by the Company to its Online Gaming business. The disposal of the Online Gaming represented a strategic shift and has a major effect on the Company’s result of operations. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the Online Gaming entities have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. Additionally, long-lived assets classified as held for sale as of December 31, 2015 were measured at the lower of their carrying amount or fair value less cost to sell.

From March 31, 2016, the Company no longer retained power of control over Online Gaming and accordingly deconsolidated the Online Gaming’s financial statement from the Company’s consolidated financial statements.

On March 31, 2016, the Company calculated a gain regarding such disposition as follows:

As of
March 31, 2016

The proceeds	$17,500
Less: The repayment of intercompany loan provided by the Company	7,500

Net consideration	10,000

Less: Cash and cash equivalents	15,982
Prepaid expenses and other current assets	2,737
Property and equipment, net	194
Intangible assets, net	263
Other non-current assets	1,508
Accounts payable	(1,209)
Accrued expenses and other current liabilities	(7,062)
Amount due to the Company	(7,500)
Deferred revenue	(3,677)

Net assets of Online Gaming	1,236

Less: Tax expenses	454

Gain on deconsolidation of Online Gaming	$8,310

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS- continued

4.3 Disposition of Online Gaming - continued

The condensed cash flow of Online Gaming were as follows for the years ended December 31, 2014, 2015 and 2016:

	Years ended December 31,
	2014	2015	2016

Net cash provided by (used in) operating activities	$13,404	$(10,164)	$11,171
Net cash (used in) provided by investing activities	$(1,668)	$(1,304)	$25

The operating results from discontinued operations included in the Company's consolidated statement of operations were as follows for the years ended December 31, 2014, 2015 and 2016.

	Years ended December 31,
	2014			2015	2016
		Qianjun
	Nuomi Inc.	Technology	Renren Games	Renren Games	Renren Games

Major classes of line items constituting pretax profit (loss) of discontinued operations
Net revenues	-	$6,822	$36,286	$17,071	$1,699
Cost of revenues	-	(15,361)	(13,309)	(9,426)	(871)
Selling, research and development, and general and administrative expenses	-	(11,018)	(16,534)	(6,362)	(485)
Impairment of intangible assets	-	(13,536)	(714)	-	-
Other income and expenses that are not major	-	1,963	(2,114)	1,181	150
(Loss) income from the operations of the discontinued operations, before income tax	-	(31,130)	3,615	2,464	493
Income tax benefit (expenses)	-	321	-	(944)	(102)
(Loss) income from the operations of the discontinued operations, net of tax	-	(30,809)	3,615	1,520	391

Gain on deconsolidation of the subsidiaries, net of tax	-	489	-	-	8,310

Gain on disposal of equity method investment, net of tax	56,993	-	-	-	-

Gain (loss) from the discontinued operations, net of tax	$56,993	$(30,320)	$3,615	$1,520	$8,701

All notes to the accompanying consolidated financial statements have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	As of December 31,
	2015	2016

Accounts receivable	$7,296	$7,541
Allowance of doubtful accounts	(3,252)	(2,839)

Accounts receivable, net	$4,044	$4,702

Accounts receivable mainly represent amounts earned under advertising contracts at the respective balance sheet dates. These amounts become billable according to the contract term.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2014	2015	2016

Balance at beginning of year	$1,143	$2,946	$3,252
Charge to expenses	2,090	788	(205)
Transferring out as a result of deconsolidation of subsidiaries	(247)	-	-
Exchange difference	(40)	(482)	(208)

Balance at end of year	$2,946	$3,252	$2,839

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

6.	FINANCING RECEIVABLE

Financing receivable consists of the following:

	As of December 31,
	2015	2016
Current financing receivable
Used automobile financing	$72,269	$277,684
Financing for installment sales	27,702	11,205
Other financing	47,833	27,775
Net deferred origination costs	209	176
Less allowance for financing receivable	(3,556)	(15,067)
Current financing receivable, net	$144,457	$301,773

Long-term financing receivable
Used automobile financing	$-	$53
Financing for installment sales	3,112	324
Other financing	12,188	-
Less allowance for long-term financing receivable	(27)	(47)
Long-term financing receivable, net	$15,273	$330

Financing receivable mainly represent both the principal and financing income receivable associated with the respective financing services expected to be collected from the individuals or companies receiving financing under the internet finance business at the respective balance sheet dates.

Used automobile financing is secured with pledged assets, which are used automobiles with value not less than the financing receivable. Other financing includes financing receivables related to rental financing provided to individuals referred by rental agents as well as micro cash financing to college students.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

6.	FINANCING RECEIVABLE - continued

The following table presents nonaccrual financing receivable as of December 31, 2015 and 2016, respectively.

	As of December 31,
	2015	2016

Used automobile financing	$432	$3,352
Financing for installment sales	2,977	6,817
Other financing	174	4,945
	$3,583	$15,114

The following table presents the aging of financing receivable as of December 31, 2016.

	0-90	over 90	total
	days	days	financing
	aging	aging	receivable

Used automobile financing	$275,007	2,730	$277,737
Financing for installment sales	4,712	6,817	11,529
Other financing	23,734	4,041	27,775
	$303,453	$13,588	$317,041

The following table presents the aging of financing receivable as of December 31, 2015.

	0-90	over 90	total
	days	days	financing
	aging	aging	receivable

Used automobile financing	$72,269	-	$72,269
Financing for installment sales	27,837	2,977	30,814
Other financing	59,847	174	60,021
	$159,953	$3,151	$163,104

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

6.	FINANCING RECEIVABLE - continued

Movement of allowance for financing receivable is as follows:

	As of December 31,
	2015	2016

Balance at beginning of year	-	$(3,583)
Charge to cost of revenues	(3,665)	(12,436)
Write off of financing receivable	-	119
Exchange difference	82	786
Balance at end of year	$(3,583)	$(15,114)

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of December 31,
	Note	2015	2016

Advances to suppliers		$799	$721
Prepaid expenses		4,194	2,341
Deposits		1,462	4,259
Loan to third parties		2,369	1,261
Receivable related to the disposition of equity method investment in Nuomi	(i)	18,460	-
Funds receivable	(ii)	12,220	4,495
Receivable from brokers	(iii)	4,879	5,853
Other current assets		5,938	1,819

Total		$50,321	$20,749

(i)	As described in Note 4.1, in February 2014, the Company sold the remaining 31.61% equity interest in Nuomi to Baidu in the amount of $68,066, of which $49,606 was received in fiscal year 2014 and the remaining $18,460 was collected in March 2016.

(ii)	Funds receivable mainly represents balances paid by individuals for repayments of financing on Renren Fenqi as well as amounts paid by investors for investments made on Renren Licai that are held at a third party electronic payment service provider as of December 31, 2015 and 2016. The balances were collected subsequent to year-end.

(iii)	Receivable from brokers represents cash provided to brokers who hold the cash on behalf of the Company. The cash has not been used to purchase any securities and accordingly is recorded as a receivable.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.	SHORT-TERM INVESTMENTS

Short-term investments comprise of marketable securities which are classified as trading and available-for-sale, and derivative financial instruments that are regarded as assets.

Trading securities

The following is a reconciliation of the beginning and ending balances for trading securities during the year ended December 31, 2016.

	As of			Gains	Exchange	As of
	December 31, 2015	Purchase	Sale	(losses)	loss	December 31, 2016

Equity securities	$264	$1,179	$1,367	$(73)	$(3)	-
Corporate bonds	$741	119	833	(9)	(18)	-
Funds	$1,856	18,404	19,906	121	(64)	$411
Futures	$(3)	-	526	538	(10)	$(1)

Total	$2,858	$19,702	$22,632	577	$(95)	$410

Available-for-sale securities

As of December 31, 2015 and 2016, the Company did not hold any short-term available-for-sale securities investments.

The following table provides additional information on the realized gains and losses in relation to the sales of available-for-sale securities for the years ended December 31, 2014, 2015, and 2016. For the purpose of determining gross realized gains or losses, the initial cost of securities sold was based on specific identification.

		Year ended December 31, 2014			Year ended December 31, 2015			Year ended December 31, 2016
			Initial			Initial			Initial
	Note	Proceeds	costs	Gains	Proceeds	costs	Gains	Proceeds	costs	Gains

Equity securities	(i)	$352,733	$177,633	$175,100	$62,704	$59,136	$3,568	-	-	-
Corporate bonds		62,795	62,713	82	-	-	-	-	-	-

Total		$415,528	$240,346	$175,182	$62,704	$59,136	$3,568	-	-	-

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.	SHORT-TERM INVESTMENTS - continued

Available-for-sale securities - continued

(i)	Equity securities

During the years ended December 31, 2014, 2015 and 2016, the Company purchased and sold several stocks and recorded $175,100, $3,568 and $nil of gain in the consolidated statements of operations. In addition, the Company received stock dividends of $157 and $nil in the years ended December 31, 2015 and 2016, respectively, and recognized these as realized gain of short-term investments.

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

	Assets (Liability) Derivatives		Realized Gains/(Losses)
	as of December 31,		for the years ended December 31,
	2015	2016	2014	2015	2016

Derivatives not designated as hedging instruments:

Interest rate swaption-2013 batch	-	-	$(1,302)	-	-
Interest rate swaption-2014 batch	10	-	(38,383)	(1,927)	(10)
Interest rate swap	(249)	-	(363)	(63)	(15)
Short call	-	-	10,919	-	-
Long call	-	-	(6,141)	-	-
Short put	-	-	(1,697)	-	-
H-Share Index Call Option	-	-	-	(59,554)	-
FXI UP Call Option	-	-	-	(39,100)	-

Total	$(239)	-	$(36,967)	$(100,644)	$(25)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS

		As of December 31,
	Note	2015	2016

Equity method investments:
Social Finance Inc. ("SoFi")	(i)	$235,920	$231,952
Eall (Tianjin) Network Technology Co., Ltd. ("Eall Network")	(xvi)	-	18,137
Hayman Credes Offshore Fund, LP ("Hayman")	(ii)	29,678	-
Rise Companies Corp. ("Rise")	(iii)	15,144	14,326
Golden Axe	(iv)	1,143	16,243
Others	(v)	90,832	77,068

Total equity method investments		372,717	357,726

Cost method investments:
Hylink Advertising Co., Ltd. ("Hylink")	(vi)	2,315	2,161
StoreDot Ltd. ("StoreDot")	(vii)	10,001	10,001
GoGo Tech Holdings Limited ("GoGo")	(viii)	16,100	11,127
Motif Investing Inc. ("Motif")	(ix)	40,000	7,700
LendingHome Corporation ("LendingHome")	(x)	65,843	65,843
Credit Shop Inc. ("Credit Shop")	(xi)	15,000	35,000
Eunke Technology Ltd. ("Eunke")	(xii)	25,000	25,000
Others	(xiii)	31,456	37,605

Total cost method investments		205,715	194,437

Held-to-maturity investments:
SoFi Loan Notes.	(xiv)	5,879	-

Available-for-sale investments:
Snowball Finance Inc. ("Snowball")	(xv)	35,534	36,337
Eall Technology Limited ("Eall")	(xvi)	20,829	2,892
268V Limited	(xvii)	98,782	24,170
Omni Prime Inc. ("Omni")	(xviii)	28,866	27,053
Zhu Chao Holding Company Limited ("Zhu Chao")	(xix)	15,000	18,722
Others	(xx)	26,767	34,011

Total available-for-sale investments		225,778	143,185

Warrant:
Warrant of Snowball	(xv)	901	-

Total long-term investments		$810,990	$695,348

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

Equity method investments

(i)	In September 2012, March 2014, January 2015, and October 2015, the Company entered into agreements to purchase 5,573,719 Series B Preferred Shares, 6,020,695 Series D Preferred Shares, 2,361,116 Series E Preferred Shares and 9,507,933 Series F Preferred Shares issued by SoFi at a price of $8.791258 per Series B Share, $3.453 per Series D Share, $9.4578 per Series E Share and $15.7763 per Series F Share for a total consideration of $242,120. In November 2012, SoFi split 1 Series B Preferred Share into 4 Series B Preferred Shares and the Company held 22,294,876 Series B Preferred Shares after that. The Company held 21.20% and 21.06% equity interest of SoFi as of December 31, 2015 and 2016, respectively and recognized its share of gain in SoFi of $3,902 and loss of $3,968 for the years ended December 31, 2015 and 2016, respectively. In April 2017, the Company disposed 5,719,986 preferred shares of SoFi for total net proceeds of $91,926.

(ii)	In December 2014, the Company invested $30,000 in Hayman which is a Cayman Islands exempted limited partnership and served as a limited partner. The Company recognized its share of loss of $322 and $157 for the years ended December 31, 2015 and 2016, respectively. From February to April 2016, the Company withdrew all of its investment in Hayman and received total proceeds of $29,521.

(iii)	In April 2014, the Company entered into an agreement to purchase 7,856,395 Series A Preferred Shares issued by Rise at a price of $2.1872 per share for a total consideration of $17,183. The Company held 25.30% equity interest of Rise as of December 31, 2016 and recognized its share of loss of $882 and $818 for the years ended December 31, 2015 and 2016, respectively.

(iv)

In January 2015, the Company entered into an agreement to purchase 2,000,000 Ordinary Shares and 26,081,176 Series B Preferred Shares issued by Golden Axe Inc. for a total consideration of $18,943 (the "Consideration"). The Company paid $1,143 in December 2015 and $7,167 of the Consideration was settled by both paying cash and forgiving previous loans provided to Golden Axe Inc. in January 2016, at which point, $10,633 of the Consideration remained outstanding. In 2016, concurrent with a restructuring of Golden Axe, the Company entered into a subsequent agreement to acquire 20.46% equity interest of a related entity, Shenzhen Golden Axe Co, Ltd. (collectively with Golden Axe Inc., "Golden Axe"), for the remainder of the Consideration of $10,633. As a result, the Company held 20.46% equity interest of Golden Axe as of December 31, 2016 and recognized its share of loss of $nil and $2,275 for the years ended December 31, 2015 and 2016, respectively.

(v)	Others represents other equity method investments with individual carrying amounts less than $15,000 as of December 31, 2015 and 2016, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

Equity method investments - continued

In August 2015, the Company disposed of all its investment in Japan Macro Opportunities Offshore Partners, LP ("JMOOP"), which was previously accounted for as an equity method investment. JMOOP's audited financial statements for the year ended December 31, 2014 as well as the unaudited financial statements for the year ended December 31, 2015 are included at the end of this annual report in accordance with Regulations S-X Rule 3-09. The unaudited financial statements for the year ended December 31, 2015 is not reflective of the Company's ownership period of JMOOP during the year ended December 31, 2015. The summarized financial information below is reflective of the Company's ownership period of JMOOP.

The summarized financial information for all of the Company’s equity method investments were as follows:

	As of December 31,
	2015	2016

Total current assets	$2,606,921	$7,176,015
Total assets	$2,753,244	$7,250,680
Total current liabilities	$1,144,880	$5,200,536
Total liabilities	$1,220,771	$5,340,139
Noncontrolling interests	$-	$443,885

	For the years ended December 31,
	2014	2015	2016

Net revenues	$117,896	$199,069	$406,686
Gross profits	$104,908	$167,512	$351,782
Income (loss) from continuing operations	$36,157	$(58,658)	$(25,455)
Net income (loss)	$36,157	$(58,658)	$(25,455)

Cost method investments

(vi)	In April 2011, the Company acquired 2% equity interest of Hylink at total cash consideration of $2,381. Hylink is mainly engaged in advertising agency service. The Company was not able to exercise significant influence over the operating and financial decisions of Hylink, and thus the Company used the cost method to account for its investment.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

Cost method investments – continued

(vii)	In August 2014, the Company entered into an agreement to purchase Series B Preferred Shares issued by StoreDot at total cash consideration of $10,001 and held 6.06% equity interest of StoreDot. The Company was not able to exercise significant influence over the operating and financial decisions of StoreDot, and thus the Company used the cost method to account for its investment.

(viii)	In November 2014, the Company entered into an agreement to acquire 10% equity interest of GoGo for a total consideration of $8,100. In May 2015, June 2015 and May 2016, the Company acquired additional equity interest of GoGo for a total consideration of $5,000, $3,000 and $500, respectively. The Company held 13.89% and 10.48% equity interest of GoGo as of December 31, 2015 and 2016, respectively. The Company was not able to exercise significant influence over the operating and financial decisions of GoGo, and thus the Company used the cost method to account for its investment. As of December 31, 2016, as a result of a decrease in fair value of GoGo from its new financing in 2016, the Company performed an impairment analysis and recognized an OTTI loss of $5,473 in 2016. In determining the fair value of the investment in GoGo, the Company applied the market approach using unobservable inputs, such as a lack of marketability discount and probability weighting for each scenario including liquidation, redemption and an initial public offering.

(ix)	In January 2015, the Company entered into an agreement to purchase 5,579,734 Series E Preferred Shares issued by Motif for a total consideration of $40,000 and held 10% equity interest of Motif as of December 31, 2015. The Company was not able to exercise significant influence over the operating and financial decisions of Motif, and thus the Company used the cost method to account for its investment. As of December 31, 2016, as a result of a failure to achieve its business plan and deterioration of the Company's results, the Company performed an impairment analysis and recognized an OTTI loss of $32,300 in 2016. In determining the fair value of the investment in Motif, the Company applied the asset-based approach using unobservable inputs, such as a lack of marketability discount and probability weighting for each scenario including liquidation and an initial public offering.

(x)	In March 2015, the Company entered into an agreement to purchase 6,153,999 Series C Preferred Shares issued by LendingHome for a total consideration of $65,843 and held 14.72% equity interest of LendingHome as of December 31, 2015. The Company was not able to exercise significant influence over the operating and financial decisions of LendingHome, and thus the Company used the cost method to account for its investment.

(xi)	In January 2015, the Company acquired 204,471 Series A Preferred Shares issued by Credit Shop at a price of $73.36 for a total consideration of $15,000. Additionally, the parties also reached an agreement, whereby the Company would provide a revolving line of credit up to $15,000 to Credit Shop. That agreement also included an option whereby the Company or Credit Shop have the option to convert the full $15,000 revolving line into Series A Preferred Shares of Credit Shop. Prior to or in conjunction with the exercise of the option, the Company is required to have fully funded the $15,000 revolving loan. Additionally, upon the exercise of the option, the Company is also required to purchase additional Series A Preferred Shares from Credit Shop in the amount of $5,000.

Such option is not legally detachable or transferable and therefore was not separately accounted. In December 2015, Credit Shop exercised the option; the Company therefore purchased $20,000 of Series A Preferred Shares in February 2016. As of December 31, 2016, the Company held 40.99% equity interest of Credit Shop. The Company accounted for the investment under the cost method given that such shares have substantive liquidation preference over ordinary shares and are not considered in-substance common stock.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

Cost method investments – continued

(xii)	In March 2015, the Company entered into an agreement to purchase 4,770,131 Series B Preferred Shares issued by Eunke for a total consideration of $25,000, and held 21.9% equity interest of Eunke as of December 31, 2015. The Company accounted for the investment under the cost method given that such shares have substantive liquidation preference over ordinary shares and are not considered in-substance common stock.

(xiii)	Others represents other cost method investments with individual carrying amount less than $10,000 as of December 31, 2015 and 2016, respectively.

Held-to-Maturity investments

(xiv)	In July 2012, the Company entered into a note purchase agreement with SoFi Lending Corp., a subsidiary of SoFi, to purchase $10,000 SoFi Loan Notes issued by SoFi Lending Corp. The loan has a maturity date of July 3, 2032 and a fixed annual interest rate of 4% with no redemption feature. The Company had the positive intent and ability to hold the investments to maturity. In December 2016, SoFi Lending Corp. elected to repay the SoFi Loan Notes in advance, and the Company therefore received all the remaining principal and earned interest in cash. The Company received repayments, including return of the principal of $984, $5,879 and earned interest of $181, $166 from SoFi Lending Corp. for the years ended December 31, 2015 and 2016.

Available-for-sale investments

Long-term available-for-sale investments represent convertible redeemable preferred shares and convertible debt. As of December 31, 2015 and 2016, the Company held following long-term available-for-sale investments:

	As of December 31, 2016				As of December 31, 2015
		Gross	Other-than			Gross
		unrealized	-temporary	Fair		unrealized	Fair
	Cost	gains	impairment	value	Cost	gains	value

Convertible redeemable preferred shares	$172,928	$16,387	$(50,830)	$138,485	$183,644	$35,634	$219,278
Convertible debt	4,700	-	-	4,700	6,500	-	6,500

Total	$177,628	$16,387	$(50,830)	$143,185	$190,144	$35,634	$225,778

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

Available-for-sale investments - continued

(xv)	In November 2014, the Company acquired 35,040,427 Series C Preferred Shares issued by Snowball at a price of $0.9988 per share. As part of the acquisition, the Company received a detachable preferred share warrant, exercisable within 2 years of the share acquisition, to (1) purchase additional up to 8,872,590 Series C Preferred Share at a price of $1.6906 per share; (2) if Snowball issued subsequent equity securities, purchase such subsequent equity securities at a price amounting to the lower of $1.6906 and the per share price paid by investors purchasing such subsequent equity securities. The total consideration for the purchase of Series C Preferred Shares and warrant was $34,998, of which $901 was allocated to the value of warrant based on its fair value at the acquisition date. The Company did not exercise the warrant and it expired in September 2016. As a result, the Company recorded a loss of $901.

The Company has determined that the Series C Preferred Shares are redeemable at the option of the investors according to the redemption terms further included below:

(1)	Each holder of the preferred shares then outstanding may require Snowball to redeem all but not less than all of the then outstanding preferred shares held by such requesting holder, at any time after the earliest of (i) five years from the issuance of the preferred shares if there is no firm commitment underwritten registered public offering of the shares or other securities of Snowball, (ii) any material adverse change in the regulatory environment, or (iii) any material breach by Snowball and/or the founders of Snowball of the preferred share purchase agreements, the shareholders’ agreement, the Amended Memorandum and Articles of Snowball, or other relevant agreements and documents.

(2)	The redemption price per preferred share shall be the sum of the original issue price (as adjusted) and all declared but unpaid dividends, plus an assumed 8 percent compounded per annum return for each year the preferred shares were outstanding.

As such, the Company determined that the shares are debt securities in nature and accounted for those as available-for-sale securities. Unrealized holding gains of $1,437 and $803 were reported in other comprehensive income for the years ended December 31, 2015 and 2016, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

Available-for-sale investments - continued

(xvi)	In September 2014, the Company entered into an agreement to purchase 5,321,428 Series B-1 Preferred Shares and 649,351 Series B-2 Preferred Shares issued by Eall at a price of $3.08 per Series B-1 share and $2.62 per Series B-2 share for a total consideration of $18,090. In July 2015, the Company purchased an additional 652,598 Series B-1 Preferred Shares at a price of $3.08 per Series B-1 share for a total consideration of $2,010. The Company has determined that all of the purchased shares are redeemable at the option of the investors according to the redemption terms further included below:

(1)	Each holder of the then outstanding preferred shares may require that Eall redeem all or part of the preferred shares then outstanding, on or after the earlier of (i) January 1, 2019, or (ii) the occurrence of any material breach or violation of any of the Memorandum and Articles of Eall, the preferred share purchase agreements, the shareholders agreement, and other relevant agreements and documents and/or the applicable laws by Eall or any direct or indirect holder of the ordinary shares of Eall.

(2)	The redemption price per preferred share shall be the amount equal to 100 percent of the original issue price, plus all accrued or declared but unpaid dividends on such preferred shares (subject to adjustments for share split, share dividend, reclassification or other similar events).

As such, the Company determined that they are debt securities in nature and accounted for those as available-for-sale securities.

In July 2016, Eall conducted a restructuring such that the Company ultimately held a 20.4% investment in both Eall and Eall Network, a shell company controlled by the founding shareholders of Eall. The Company still accounted the investment in Eall as available-for-sale investment as there were no changes to the nature and redemption rights of the investment and recorded its investment at fair value as of December 31, 2016.

Additionally, the Company accounted for its investment in Eall Network as an in-substance common stock investment over which the Company could exercise significant influence. As a result, the Company recorded its investment in Eall Network as an equity method investment at $17,937 based on the fair value of the investment at the time of the restructuring. The Company recognized its share of loss of $200 related to its investment in Eall Network for the year ended December 31, 2016.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

Available-for-sale investments - continued

(xvii)	In January 2015, the Company entered into an agreement to purchase 64,281,655 Series D Preferred Shares issued by 268V Limited for a total consideration of $75,000. The Company has determined that the Series D Preferred Shares are redeemable at the option of the investors according to the redemption terms further included below:

(1)	At the option of a holder of the preferred shares, 268V Limited shall redeem all, or any, of the outstanding preferred shares held by the requesting holder, at any time after the earliest of (i) the date that there is a material breach by 268V Limited or by any direct or indirect owners of the ordinary shares of 268V Limited, of the preferred share purchase agreements, the shareholder agreement, the restated Articles, and other relevant agreements and documents, (ii) any material adverse change in the regulatory environment that will cause the agreements that provide 268V Limited the control over its variable interest entity to be invalid or unenforceable, or (iii) the failure by 268V Limited to complete a firm underwritten public offering of the shares or other equity securities within five years from the issuance date of the preferred shares.

(2)	The redemption price shall be equal to the greater of (i) an amount equal to the sum of the original issue price (as adjusted), plus an assumed 12 percent compounded per annum return for each year the preferred shares were outstanding, and all declared but unpaid dividends thereon up to the date of redemption or (ii) the fair market value of each preferred share.

As such, the Company determined that they are debt securities in nature and accounted for those as available-for-sale securities. As of December 31, 2016, as a result of a decrease in fair value of 268V Limited from its new financing in 2016, the Company performed an impairment analysis and recognized an OTTI loss of $50,830 in 2016. In determining the fair value of the investment in 268V Limited, the Company applied the market approach using unobservable inputs, such as a lack of marketability discount and probability weighting for each scenario including liquidation, and initial public offering. Unrealized holding gains of $23,782 and $nil were reported in other comprehensive income for the year ended December 31, 2015 and 2016, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

Available-for-sale investments – continued

(xviii)	In July 2015 and March 2016, the Company purchased 14,727,541 Series B Preferred Shares and 510,248 shares of Series B++ Preferred Shares issued by Omni at the price of $1.358 per Series B Preferred Share and $1.96 per Series B++ Preferred Share for a total consideration of $21,000, respectively. The Company has determined that the Series B Preferred Shares and Series B++ Preferred Shares are redeemable at the option of the investor according to the redemption terms further included below:

(1)	If so requested by any holder of the preferred shares, Omni shall redeem all or part of such outstanding preferred shares, at any time after the earliest of (i) July 30, 2021, if Omni has not consummated an underwritten public offering of its ordinary shares, (ii) any change of laws or policy with respect to the validity of the agreements that provide Omni with control over its variable interest entity, (iii) any competent governmental authority having determined that it is illegal for Omni to carry on its business as conducted and as proposed to be conducted in accordance with applicable laws, regulations, policies or discretion of competent governmental authorities, and Omni has been unable to carry on such business for at least 3 consecutive months due to such determination or (iv) any material breach by Omni and/or its founders of the preferred share purchase agreements, shareholder agreement or relevant agreements and documents.

(2)	The price at which each preferred share shall be redeemed shall be equal to the greater of (i) 150 percent of the original issue price of such preferred shares and (ii) the fair market value of such preferred shares.

As such, the Company determined that they are debt securities in nature and accounted for those as available-for-sale securities. Unrealized holding gains of $8,866 and loss of $2,813 were reported in other comprehensive income for the year ended December 31, 2015 and 2016, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

Available-for-sale investments – continued

(xix)	In January 2015, the Company entered into an agreement to purchase 1,553,566 Series A Preferred Shares issued by Zhu Chao for a total consideration of $15,000. The Company has determined that the Series A Preferred Shares are redeemable at the option of the investor according to the redemption terms further included below:

(1)	Each holder of the then outstanding preferred shares is entitled to request Zhu Chao to redeem all or part of its outstanding preferred shares on or after the earliest of (i) August 10, 2020, if there has been no firm commitment underwritten public offering of the ordinary shares of Zhu Chao, (ii) the last date of the three-month period commencing from the delivery of notice of the occurrence of any PRC regulatory development by the majority preferred shareholders to Zhu Chao, if, during such three-month period, the ordinary shareholders of Zhu Chao have failed to devise a feasible alternative legal structure reasonably satisfactory to the majority preferred shareholders that will give effect to the rights and preferences of the preferred shareholders under the Memorandum and Articles of Zhu Chao, the preferred share purchase agreement, the shareholder agreement and other relevant agreements and documents (“Zhu Chao Transaction Agreements”), as closely as possible, or (iii) the occurrence of any material breach by Zhu Chao or any holder of the ordinary shares of Zhu Chao of any of the Zhu Chao Transaction Agreements.

(2)	The redemption price per preferred share shall be the amount equal to 200 percent the original issue price of the preferred share, plus all accrued or declared but unpaid dividends on such preferred share.

As such, the Company determined that they are debt securities in nature and accounted for those as available-for-sale securities. Unrealized holding gains of $nil and $3,722 were reported in other comprehensive income for the year ended December 31, 2015 and 2016, respectively.

(xx)	Others represents other long-term available-for-sale investments with individual carrying amount less than $10,000 as of December 31, 2015 and 2016, respectively.

The fair value of long-term available-for-sale investments as measured is further discussed in Note 15.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2015	2016

Building	$32,142	$29,989
Computer equipment and application software	22,861	18,724
Furniture and vehicles	163	137
Leasehold improvements	1,343	775

	$56,509	$49,625
Less: Accumulated depreciation	$(23,130)	$(20,869)
Less: Accumulated impairment loss	(90)	(90)

	$33,289	$28,666

Depreciation expense from continuing operations was $11,966, $7,338 and $2,626 and from discontinued operations was $5,379, $1,500 and $52, for the years ended December 31, 2014, 2015 and 2016, respectively.

No impairment loss was incurred for the years ended December 31, 2014, 2015 and 2016, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

11.	SHORT-TERM DEBT AND LONG-TERM DEBT

Short-term debt

		As of December 31,
	Note	2015	2016

East West Bank	(i), (ii), (iv)	$106,919	$30,000
Bank of Shanghai	(iii)	-	7,202

Total		$106,919	$37,202

(i)	In April 2015, the Company entered into an agreement with the East West Bank through which the Company was granted a line of credit of $15,437 for one year. The Company has drawn $6,919 as of December 31, 2015. The loan bears 95% of the People’s Bank of China interest rate and is repayable within one year or earlier at the discretion of the Company. In April 2016, the Company extended the line of credit agreement for an additional year until July 1, 2017 with other terms unchanged. In July 2016, the Company repaid the entire loan.

(ii)	In December 2015, the Company entered into a short-term loan agreement with East West Bank for $100,000. The cash receipt was restricted as to withdrawal and usage until the maturity date of the loan. The loan borne an annual interest rate of the greater of 3.25% or the prime rate published in the Money Rates section of the Western Edition of The Wall Street Journal and has a loan period of 45 days. The loan was repaid by the Company in February 2016.

(iii)	In November 2016, the Company entered in to a short-term loan agreement with Bank of Shanghai for $7,202. The loan bears an annual interest rate of 141.5% of the one year loan interest rate quoted by the People’s Bank of China and has a loan period of six months. The Chief Operating Officer (“COO”) of the Company provided joint and several liability guarantee for the loan. The Company repaid the loan in May 2017.

(iv)	In December 2016, the Company entered into a short-term loan agreement with East West Bank for $30,000. The loan bears an annual interest rate equal to the one month LIBOR rate plus 1.2% and has a loan period of six month.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

11.	SHORT-TERM DEBT AND LONG-TERM DEBT - continued

Long-term debt

		As of December 31,
	Note	2015	2016

An asset management company	(v)	$69,468	$42,786
A trust company	(vi)	52,604	52,604

Total		$122,072	$95,390

(v)

In November 2015, the Company entered into a long-term loan agreement with an asset management company to borrow $69,468 in order to finance the investment in SoFi. The loan bears an annual interest rate ranging from 12% to 16% upon certain scenarios, including a qualified public offering of SoFi during the period of the loan, and requests the pledge of certain assets of the Company consisting of building, the long-term investment in Hayman, and certain shares of SoFi owned by the Company including 4,970,573 Series B Preferred Stock, 6,020,695 Series D Preferred Stock and 2,361,116 Series E Preferred Stock. The loan in expected to be repaid within four years. The Chief Executive Officer (“CEO”) of the Company provided joint and several liability guarantee for the loan. The loan can be repaid in advance at the option of the Company upon distribution from the long-term investment in one of its equity method investee, or upon approval from the asset management company. In January 2016, the Company received the notice for such distribution from the equity method investee and repaid $23,608 of the loan balance. In early 2017, the Company made a request to the asset management company for an early repayment. Such request was approved and the Company repaid the remainder of the loan before the report date.

(vi)	In October 2015, the Company entered into a long-term loan agreement with a trust company to borrow $59,260 in order to finance the investment in SoFi. The loan bears an annual interest rate 6% and requests the pledge of 7,512,535 Series F Preferred Stock of SoFi owned by the Company. The loan is expected to be repaid within three years and could be extended to five years if specific revenue targets of SoFi are reached.

Additionally, the Company issued the trust company a warrant to purchase 1,502,507 Series F Preferred Stock of SoFi from the Company at a preliminary exercise price of $15.7763 per share upon occurrence of certain events within five years, including a qualified public offering of SoFi. Such warrant was considered as liability-classified warrants and separately recorded based on its fair value under the caption of "Other non-current liabilities" on the consolidated balance sheet.

The Company recognized a discount of $6,656 based on the initial fair value of the warrant as a reduction of the loan. The discount is recognized over the term of the loan using the effective interest method, based on an imputed interest rate of 9.95%.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

		As of December 31,
	Note	2015	2016

Employee payroll and welfare payables		$4,700	$2,800
Written put option	(i)	7,000	-
Other tax payable		6,335	7,013
Accrued professional, marketing and leasing fees		4,983	3,965
Other payables		6,270	5,902
Accrued advertising sales rebate		443	101

Total		$29,731	$19,781

(i)	In December 2014, the Company wrote an option which allows Effective Space Solution (“ESS”), an equity method investee, to require an additional investment of $7,000 from the Company if the aggregate amount of pre-sale letters received by ESS from its potential clients exceeded $10,000 during the next 3 years. Such written put option was recorded based on its fair value as of December 31, 2014 and 2015. During the year ended December 31, 2015, the Company determined that its investment in ESS was fully impaired and recorded an OTTI. The Company further determined that the fair value of the written option as of December 31, 2015 approximated the amount paid by the Company in 2016 to exercise the put option given that the underlying investment was valued at $nil. In April 2016, ESS exercised the option and the Company further settled its option obligation with ESS.

13.	INCOME TAXES

The Company, CIAC, Renren Gongying Inc, Link224 Inc., Renren Lianhe Holdings, Wole Inc., JiehunChina Inc., Renren Wealth Inc., Renren CRSP Holdings Inc., Renren CHYP Holdings Inc., Renren PLML Holdings Inc., Renren KURY Holdings Inc., Renren ONER Holdings Inc., Renren LSTAR Holdings Inc., Renren BLCR Holdings Inc., Renren ZHCH Holdings Inc., Renren CHRYPH Holdings Inc., Renren Study Inc., and Renren Finance Inc. are all incorporated in the Cayman Islands. They are tax-exempted under the tax laws of the Cayman Islands.

Chime Technologies, Inc. and Game USA are incorporated in the US and subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. Chime Technologies, Inc. and Game USA did not have taxable income and no income tax expense was provided for the year ended December 31, 2014, 2015 and 2016.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The Company's subsidiaries and VIEs located in the PRC had aggregate accumulated deficits as of December 31, 2016. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2016.

The current and deferred component of income tax expenses which were substantially attributable to the Company's PRC subsidiaries and VIEs and VIEs' subsidiaries, are as follows:

	Years ended December 31,
	2014	2015	2016

Current income tax expense	$1,620	$3,124	$2,470
Deferred income tax expense	4,897	-	-
Total income tax expense	$6,517	$3,124	$2,470

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.	INCOME TAXES - continued

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2015	2016

Current deferred tax assets
Provision for doubtful accounts	$2,526	$5,339
Accrued payroll and welfare	1,175	700
Accrued liabilities-current	2,520	2,409
Less valuation allowance	(6,221)	(8,448)

Current deferred tax assets, net	$-	$-

Non-current deferred tax assets
Excessive advertising fee-non-current	$1,415	$1,572
Excessive employee education fee-non-current	152	150
Net operating loss carry forwards	60,571	54,567
Less valuation allowance	(62,138)	(56,289)

Non-current deferred tax assets, net	$-	$-

Non-current deferred tax liabilities	$-	$-

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.	INCOME TAXES - continued

The Company operates through multiple subsidiaries and VIEs and VIEs' subsidiaries. The valuation allowance is considered on each individual entity basis. The subsidiaries and VIEs and VIEs' subsidiaries registered in the PRC have total deferred tax assets related to net operating loss carry forwards of $60,571 and $54,567 as of December 31, 2015 and 2016, respectively. The Company assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2015 and 2016, valuation allowances were established because the Company believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

Reconciliation between the income taxes expense (benefits) computed by applying the PRC tax rate to loss before the provision of income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2014	2015	2016

Loss before provision of income tax	$(12,708)	$(214,585)	$(173,400)
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory tax rate	(3,177)	(53,646)	(43,350)
Taxable deemed interest income from inter-company interest-free loans	5,407	5,632	6,925
Non-deductible loss and other expenses not deductible for tax purposes	1,869	41,114	42,571
Effect of income tax exemption of the Company in the Cayman Islands	(17,942)	(27)	(54)
Changes in valuation allowance	20,360	10,051	(3,622)
Income tax expenses	$6,517	$3,124	$2,470

The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2014, 2015 and 2016, respectively. The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

Since January 1, 2008, the relevant tax authorities have not conducted a tax examination on PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2010 to 2016 of the Company's PRC subsidiaries and VIEs and VIEs' subsidiaries remain subject to tax audits as of December 31, 2016, at the tax authority's discretion.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.	ORDINARY SHARES

Under a series of share repurchase programs approved by the Company's board of directors on September 29, 2011, December 26, 2012, June 28, 2013 and June 28, 2014, during the years ended December 31, 2014, 2015 and 2016, the Company repurchased 80,728,137, 10,912,110 and nil ordinary shares for total considerations of $87,323, $10,292 and $nil, respectively.

15.	FAIR VALUE MEASUREMENTS

Assets and liabilities disclosed at fair value

The Company measures its cash and cash equivalents, restricted cash, financing receivables, cost method investments and short term and long-term debt at amortized cost. The carrying values of cash and cash equivalents and restricted cash approximated fair value and represented a level 2 measurement. The carrying value of financing receivables approximate their fair value due to their short-term nature and are considered level 3 measurement. Such fair value was estimated by discounting scheduled cash flows through the estimated maturity with estimated discount rates based on current offering rates of comparable financings with similar terms. The carrying value of the debt obligations approximate fair value considering the borrowing rates are at the same level of the current market yield for the comparable debts and represent a level 2 measurement.

The fair value of the cost method investments was $214,492 as of December 31, 2016, as compared with $194,437 of carrying value. Cost method investments do not have a quoted market price. The Company determined the fair value of the cost method investments generally by adopting a market approach concluding on the overall investee’s equity value which takes into consideration a number of factors that include expected market multiples from publicly traded companies in the industry, and allocating this value to the various classes of preferred and common shares by using an option-pricing method which takes into consideration a number of factors that include lack of marketability discount, interest rate, expected volatility, probability weight for each scenario including liquidation, redemption and initial public offering as applicable. The determination of the fair value requires the Company to make certain assumptions and estimates regarding industry economic factors. This represents a level 3 measurement.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.	FAIR VALUE MEASUREMENTS - continued

Assets and liabilities measured at fair value on a recurring basis

The Company measured its short-term investments, long-term available-for-sale investment, written put option and liability-classified warrant at fair value on a recurring basis as of December 31, 2015 and 2016.

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

The following table summarizes the Company's financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2015 and 2016, respectively:

	As of December 31, 2015				As of December 31, 2016
	Fair Value Measurement at the Reporting Date using				Fair Value Measurement at the Reporting Date using
	Quoted price in	Significant			Quoted price in	Significant
	active markets	other	Significant		active markets	other	Significant
	for identical	observable	unobservable		for identical	observable	unobservable
	assets	inputs	in puts		assets	inputs	in puts
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Short-term investments
Trading securities:
Equity securities	264	-	-	264	-	-	-	-
Corporate bonds	741	-	-	741	-	-	-	-
Funds	1,856	-	-	1,856	411	-	-	411
Future	(3)	-	-	(3)	(1)	-	-	(1)
Derivative financial instruments:
Interest rate swaptions	-	10	-	10	-	-	-	-
Interest rate swap	-	(249)	-	(249)	-	-	-	-
Long-term investments
Available-for-sale investments:
Convertible redeemable preferred shares	-	-	219,278	219,278	-	-	138,485	138,485
Convertible debt	-	-	6,500	6,500	-	-	4,700	4,700
Accrued expense and other current liabilities
Written put option	-	-	(7,000)	(7,000)	-	-	-	-
Liability-classified warrant	-	-	(6,656)	(6,656)	-	-	(6,551)	(6,551)
Total	$2,858	$(239)	$212,122	$214,741	410	-	$136,634	$137,044

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.	FAIR VALUE MEASUREMENTS - continued

Assets and liabilities measured at fair value on a recurring basis - continued

The following table provides additional information about the reconciliation of the fair value measurements of assets and liabilities using significant unobservable inputs (level 3).

	Convertible
	redeemable		Written	Liability-
	preferred	Convertible	put	classified
	shares	Debt	option	warrant

Balance as of December 31, 2014	$51,492	$5,000	$(730)	$-
Initial recognition	131,457	1,500	-	(6,656)
Gains (losses) for the period
Earnings	695	-	(6,270)	-
Other comprehensive income	35,634	-	-	-

Balance as of December 31, 2015	$219,278	$6,500	$(7,000)	$(6,656)

Initial recognition	6,492	3,200	-	-
Derecognition	(17,937)	(5,000)	7,000	-
Gains (losses) for the period
Earnings	(50,830)	-	-	105
Other comprehensive income	(18,518)	-	-	-

Balance as of December 31, 2016	$138,485	$4,700	$-	$(6,551)

Trading securities recorded in short-term investments were valued using the market approach based on the quoted prices in active markets at the reporting date.

Derivative financial instruments were valued based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data.

Long-term available-for-sale investments do not have a quoted market rate. The Company determined the fair value of the long-term available-for-sale investments generally by adopting a market approach concluding on the overall investee’s equity value which takes into consideration a number of factors that include expected market multiples from publicly traded companies in the industry, and allocating this value to the various classes of preferred and common shares by using an option-pricing method which takes into consideration a number of factors that include lack of marketability discount, interest rate, expected volatility, probability weight for each scenario including liquidation, redemption and initial public offering as applicable. The determination of the fair value requires the Company to make certain assumptions and estimates regarding industry economic factors.

The Company determined that the fair value of the written option as of December 31, 2015 approximated the amount paid by the Company in 2016 to exercise the put option given that the underlying investment was valued at $nil.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.	FAIR VALUE MEASUREMENTS - continued

Assets and liabilities measured at fair value on a recurring basis - continued

The liability-classified warrant was valued using Black-Scholes model with the following assumptions.

	Years ended December 31,
	2015	2016
Exercise price	$15.78	$15.78
Annual risk-free interest rate	1.4%	1.7%
Volatility	29%	28%
Dividend yield	-	-

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

As of December 31, 2015, the Company performed an impairment test on its equity method investment in ESS using the income approach and recorded an impairment loss of $4,258 during the year ended December 31, 2015. The impairment of the equity method investment in ESS is considered a level 3 asset because the Company used unobservable inputs, such as the estimated terminal growth rate and discount rate. The estimated terminal growth rate and discount rate used in the fair value measurement were 3% and 30%, respectively.

As of December 31, 2016, the Company performed impairment tests on its equity method investments and cost method investments using the market approach or asset-based approach and recorded OTTI losses of $7,519 and $43,958 for its equity method investments and cost method investments during the year ended December 31, 2016, respectively (see Note 9). The impairment of the equity method investments and cost method investments is considered level 3 because the Company used unobservable inputs, such as a lack of marketability discount and probability weighting for each scenario including liquidation, redemption and an initial public offering as applicable.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	SHARE-BASED COMPENSATION

Stock options

The Company adopted 2003 Stock Incentive Plan (the "2003 Plan"), 2004 Stock Incentive Option Plan (the "2004 Plan"), 2005 Stock Incentive Plan (the "2005 Plan"), 2006 Equity Incentive Plan (the "2006 Plan"), 2008 Equity Incentive Plan (the "2008 Plan"), 2009 Equity Incentive Plan (the "2009 Plan"), 2011 Share Incentive Plan (the "2011 Plan"), 2016 Share Incentive Plan (the "2016 Plan") and the Equity Incentive Plan specifically for Online Gaming (the "Link224 Inc. Plan") for the granting of stock options and incentive stock options to employees and executives to reward them for service to the Company and to provide incentives for future service. In 2006, the Company adopted 2006 Plan to replace the 2003 Plan, 2004 Plan and 2005 Plan. On February 26, 2016, the Company amended 2011 Plan and 45,000,000 ordinary shares have been added to the award pool under the 2011 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2006 Plan, 2008 Plan, 2009 Plan, 2011 Pan, 2016 Plan and Link224 Inc. Plan is 97,430,220, 30,529,630, 40,000,000, 110,014,158, 53,596,236 and 13,055,529, respectively. The term of the options may not exceed ten years from the date of the grant, except for the situation of amendment, modification and termination. The awards under the above plans are subject to vesting schedules ranging from immediately upon grant to six years subsequent to grant date.

On December 28, 2012, the Company modified the exercise price of the outstanding share options granted from $4.00 per ADS to $3.30 per ADS, which is the closing price of the Company's ADS on the modification date. The eligible outstanding options for this modification as of December 31, 2012 totaled at 27,480,309. The total incremental cost as a result of the modification was $4,281, which was fully recognized as of the year ended December 31, 2016.

On May 19, 2014, the Company granted 69,593,691 share options to certain employees with exercise price of $1.097 per share. Amongst, 34,796,847 shares were under agreement where 25% of the options will be vested on May 19, 2015 and 1/36 of the remaining 75% will be vested at the 18th day of each calendar month after May 19, 2015 through the end of the fourth year; 34,796,844 were under conditional option agreement where (1) 100% of the options shall be forfeited on May 19, 2017 unless the average closing price of one ADS of the Company during any 30-day period beginning on or after May 19, 2014 and ending on or before May 19, 2017 is $6.00 or higher, and (2) 25% of the options will be vested on May 19, 2015 and 1/36 of the remaining 75% will be vested at the 18th day of each calendar month after May 19, 2015 through the end of the fourth year, however, that any conditional management options shall not be vested until the end of said 30-day period. On December 23, 2015, the Company’s Compensation Committee approved to waive the award condition for certain outstanding share options. The total incremental cost as a result of the modification was $10,926.

On December 29, 2014, the Company’s Compensation Committee approved to reduce the exercise price for all outstanding options previously granted by the Company with an exercise price higher than $0.873 per ordinary share to $0.873 per share. This action was accounted for as a share option modification and required the remeasurement of these share options. This remeasurement resulted in a total incremental share-based compensation of $6,350.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	SHARE-BASED COMPENSATION - continued

Stock options - continued

Excluding the options containing market and service vesting conditions, the Company calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the assistance from independent valuation firms, with the following assumptions used in 2014 and 2016. The Company did not grant any options in 2015. The weighted-average grant-date fair value of the share options granted during 2014 and 2016 was $0.55 and $0.54, respectively.

	Years ended December 31,
	2014	2016
	Using binomial model	Using binomial model
Risk-free interest rate	2.6%	2.0%
Volatility	54%	50%
Expected term (in years)	10	10
Exercise price	$1.097	$1.227
Dividend yield	-	-

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $0.84, $1.23, and $0.53 of the Company's ordinary share on December 31, 2014, 2015 and 2016, respectively. The total intrinsic value of options exercised for the years ended December 31, 2014, 2015 and 2016 were $5,463, $2,044, and $1,118, respectively. The total fair value of options vested during the years ended December 31, 2014, 2015 and 2016 were $12,068, $23,008, and $12,721, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	SHARE-BASED COMPENSATION - continued

Stock options - continued

The following table summarizes information with respect to share options outstanding as of December 31, 2016:

	Options outstanding				Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted	Weighted
		average	average	average		average	average	average
	Number	remaining	exercise	intrinsic	Number of	remaining	exercise	intrinsic
Range of exercise prices	outstanding	contractual life	price	value	exercisable	contractual life	price	value

$0.08~$0.18	1,469,135	1.78	$0.18	$514	1,469,100	1.78	$0.18	$514
$0.2~$0.3	400,000	0.77	$0.28	$102	399,999	0.77	$0.28	$102
$0.35~$0.38	1,059,802	0.77	$0.36	$184	1,059,792	0.77	$0.36	$184
$0.873~$1.3	142,517,623	7.37	$0.97	-	77,563,638	6.53	$0.87	-
	145,446,560			$800	80,492,529			$800

		Weighted	Weighted
		average	average
		exercise	grant date
	Number of shares	price	fair value

Balance, January 1, 2015	117,848,006	$0.81	$0.68

Exercised	(3,089,784)	$0.44	$0.28
Forfeited	(1,875,825)	$0.87	$0.65

Balance, December 31, 2015	112,882,397	$0.82	$0.69

Granted	39,752,430	$1.227	$0.54
Exercised	(2,637,393)	$0.44	$0.33
Forfeited	(4,550,874)	$0.09	$1.60

Balance, December 31, 2016	145,446,560	$0.96	$0.63

Exercisable, December 31, 2016	80,492,529	$0.85

Expected to vest, December 31, 2016	64,954,031	$1.09

For employee stock options, the Company recorded share-based compensation from continuing operations of $18,282, $22,989, and $19,420 and from discontinued operations of $777, $1,736 and $nil for the years ended December 31, 2014, 2015, and 2016, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

For non-employee options, the Company recorded share-based compensation from continuing operations of $614, $77, and $nil and from discontinued operations of $nil for the years ended December 31, 2014, 2015, and 2016, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of December 31, 2016, there was $35,835 unrecognized share-based compensation expense relating to share options. This amount is expected to be recognized over a weighted-average vesting period of 2.39 years.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	SHARE-BASED COMPENSATION - continued

Nonvested restricted shares

Immediately before the disposition of Qianjun Technology in November 2014 (see Note 4.2), the Company accelerated the vesting of the nonvested restricted shares that were previously granted to Qianjun Technology's employees and these became fully vested. As a result, the Company recorded incremental share-based compensation expenses of $1,955, which was considered as disposition-related cost and recorded as a deduction of the gain on deconsolidation of the subsidiaries.

A summary of the nonvested restricted shares activity is as follows:

	Weighted	Weighted
	number of	average fair value
	nonvested	per ordinary
	restricted	share at the
	shares	grant dates
Outstanding as of December 31, 2014	5,712,993	1.10
Granted	6,025,092	0.97
Vested	(2,084,511)	1.04
Forfeited	(3,643,836)	1.04

Outstanding as of December 31, 2015	6,009,738	1.02

Granted	14,244,837	1.00
Vested	(2,648,934)	1.02
Forfeited	(1,670,433)	1.02

Outstanding as of December 31, 2016	15,935,208	1.00

The Company recorded compensation expenses based on the fair value of nonvested restricted shares on the grant dates over the requisite service period of award using the straight line vesting attribution method. The fair value of the nonvested restricted shares on the grant date was the closing market price of the ordinary shares as of the date. The Company recorded the compensation expenses related with nonvested restricted shares from continuing operations of $1,196, $1,509 and $4,124 and from discontinued operations of $2,735, $nil and $nil for the years ended December 31, 2014, 2015 and 2016, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	SHARE-BASED COMPENSATION - continued

Nonvested restricted shares - continued

Total unrecognized compensation expense amounting to $14,923 related to nonvested restricted shares granted as of December 31, 2016. The expense is expected to be recognized over a weighted-average period of 2.88 years.

In December 2015, the Company provided a loan of $1,930 to one of its employees who was also a 25% noncontrolling shareholder of Wanmen, a subsidiary in which the Company initially owned a 75% equity interest. The employee used the loan to further contribute to Wanmen’s capital. In January 2016, the Company waived the loan to the noncontrolling interest shareholder. The Company determined that the waiver of the loan and the capital contribution of Wanmen were a single transaction and accounted for the waiver of the loan as share-based compensation expense during the year ended December 31, 2015. In February 2016, Wanmen further received a capital injection from another external investor; as a result, the Company lost control over Wanmen and deconsolidated Wanmen during the year ended December 31, 2016.

The amount of share-based compensation expense for options and nonvested restricted shares attributable to cost of revenues, selling and marketing, research and development, general and administrative expenses and loss from the operations of the discontinued operations are as follows:

	Years ended December 31,
	2014	2015	2016

Gross amount:
Selling and marketing	$193	$243	$770
Research and development	916	781	1,363
General and administrative	18,983	25,481	21,411
	20,092	26,505	23,544
Expense from the discontinued operations	3,512	1,736	-

Total share-based compensation expense	$23,604	$28,241	$23,544

There was no income tax benefit recognized in the statements of operations for share-based compensation for the years ended December 31, 2014, 2015 and 2016.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.	RELATED PARTY BALANCES AND TRANSACTIONS

Details of related party balances and transactions as of December 31, 2015 and 2016 are as follows:

(1)	Amounts due from related parties

As of December 31, 2015 and 2016, amounts due from related parties were $16,484 and $13,419, respectively, and details are as follows:

		As of December 31,
	Note	2015	2016

Golden Axe, equity investee of the Company	(i)	$15,963	$-
Tianjin Yi Chuang Xin He Information Technology Co., Ltd., (“Yi Chuang Xin He”), a subsidiary of Eall, available-for-sale investee of the Company	(ii)	-	10,082
Others		521	3,337

Total		$16,484	$13,419

(i)

The balance represents loans to Golden Axe. Since December 2014, the Company entered into a series of loan agreements with Golden Axe, pursuant to which, short-term loans with an aggregate amount of $15,804 were provided by the Company. Among the loans, $3,320 bears interest of 5% per annum and the rest is interest-free. In December 2015, Golden Axe became an equity investee of the Company. In January 2016, $4,905 of loans were forgiven in order to settle an equivalent portion of the consideration payable for the Company's investment in Golden Axe. In April 2016, Golden Axe repaid the remainder of the loan to the Company. See the related investment discussion at Note 9 (iv).

(ii)	The balance represents the loan to Yi Chuang Xin He. Yi Chuang Xin He is a subsidiary of Eall, which is an available-for-sale investee of the Company. In May 2016, the Company entered into agreements with Eall and Yi Chuang Xin He for a series of loan transactions, pursuant to which the Company made a loan amounting to RMB70 million to Yi Chuang Xin He. At the same time, Eall made a loan in US dollar to the Company amounting to RMB70 million ($10,692). Both of the loans are free of interest. The loan due from Yi Chuang Xin He is repayable on demand. The loan due to Eall is repayable 5 work days after Yi Chuang Xin He repays the loan to the Company. The Company recorded the loans as amount due from and amount due to related parties as the Company does not have the right to offset and does not intend on setting off the loans. As of December 31, 2016, both of the loans remained outstanding.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(2)	Amounts due to related parties:

		As of December 31,
		2015	2016

Eall	(i)	$-	$10,692
Others		36	222

Total		$36	$10,914

(i)	The balance represents the loan provided by Eall (see Note 17 (1)).

(3)	Transactions with related parties for amount due from related parties

	Years ended December 31,
	2014	2015	2016

Loan to Beautiful Bay Co., Ltd, substantially controlled by the majority shareholder of OPH which is controlled by the CEO of the Company	$-	$4,775	$-
Loan to Yi Chuang Xin He	-	-	10,542
Others	751	182	4,083

Total	$751	$4,957	$14,625

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(4)	Transactions with related parties for amount due to related parties

	Years ended December 31,
	2014	2015	2016

Loan from Eall	$-	$-	$10,692
Others	400	152	413

Total	$400	$152	$11,105

(5)	In July 2012, the Company purchased $10,000 Series 2012-A Senior Secured Sofi Loan Notes issued by SoFi Lending Corp., a subsidiary of SoFi. OPH is a shareholder of SoFi and the Company's chairman and CEO, Joe Chen, is a director of SoFi. In September 2012, March 2014, January and February 2015, and October 2015, the Company invested $49,000, $20,789, $22,331 and $150,000 in newly issued Series B preferred shares, Series D preferred shares, Series E preferred shares and Series F preferred shares of SoFi, respectively, concurrently with a group of other investors. These transactions were approved by the independent, disinterested members of the Company's board and the audit committee of the board.

(6)	In November 2015, the CEO of the Company provided joint and several liability guarantee for a long-term debt with a principal of $69,468 (see Note 11).

(7)	In 2006, the Company entered into an agreement to make a loan of $167 to Liu Guolan, who is the mother-in-law of the Company’s CEO, for her investment into Beijing Hulian Shidai Telecom Technology Co., Ltd. (“Hulian Shidai”). The period of the loan is 10 years.

In 2016, the Company received $7,188 from Liu Guolan for the repayment of the loan, which is all the proceeds directly or indirectly received by Liu Guolan through holding the investment in Hulian Shidai. $7,021 of the repayment was recorded as other income in the year ended December 31, 2016 as the Company has no further obligations to the relevant payment received.

(8)	In November 2016, the COO of the Company provided joint and several liability guarantee for a short-term debt with a principal of $7,202 (see Note 11).

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	SEGMENT INFORMATION

The Company's Chief Operating Decision Maker (the "CODM") is the CEO, who is responsible for decisions about allocating resources and assessing performance of the Company.

The Company had two reportable segments as of and for the years ended December 31, 2016, 2015 and 2014, namely Renren and Internet Finance.

	Year ended December 31, 2014			Year ended December 31, 2015			Year ended December 31, 2016
	Renren	Internet Finance	Total	Renren	Internet Finance	Total	Renren	Internet Finance	Total

Net revenues	$46,641	$27	$46,668	$32,507	$8,604	$41,111	$34,047	$29,317	$63,364
Cost of revenues	34,563	100	34,663	29,732	6,988	36,720	25,880	25,887	51,767
Operating expenses	171,246	1,672	172,918	87,331	22,366	109,697	63,713	20,897	84,610
Operating loss	(159,168)	(1,745)	(160,913)	(84,556)	(20,750)	(105,306)	(55,546)	(17,467)	(73,013)
Net income (loss) from continuing operations	31,535	(1,745)	29,790	(202,427)	(20,750)	(223,177)	(176,586)	(17,467)	(194,053)
Net income from discontinued operations	30,288	-	30,288	1,520	-	1,520	8,701	-	8,701

Net income (loss)	$61,823	$(1,745)	$60,078	$(200,907)	$(20,750)	$(221,657)	$(167,885)	$(17,467)	$(185,352)

The Company does not allocate assets to its current operating segments as management does not believe that allocating these assets is useful in evaluating these segments’ performance. Accordingly, the Company has not made disclosure of total assets by reportable segment.

The majority of the Company's revenue for the years ended December 31, 2014, 2015 and 2016 was generated from the PRC.

As of December 31, 2014, 2015 and 2016, respectively, substantially all of long-lived assets of the Company were located in the PRC.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per ordinary share for the years ended:

	Years ended December 31,
	2014	2015	2016
Net income (loss):
Income (loss) from continuing operations	$29,790	$(223,177)	$(194,053)
Income on discontinued operations, net of tax	30,288	1,520	8,701

Net income (loss)	60,078	(221,657)	(185,352)
Add: net loss attributable to noncontrolling interest	382	1,529	-

Net income (loss) attributable to Renren Inc. shareholders	$60,460	$(220,128)	$(185,352)

Weighted average number of ordinary shares outstanding used in computing net income (loss) per ordinary share-basic	1,059,446,436	1,019,378,556	1,022,664,396
Incremental weighted average ordinary shares from assumed exercise of stock options using the treasury stock method	8,185,273	7,857,646	4,512,567

Weighted average number of ordinary shares outstanding used in computing net income per ordinary share-diluted	1,067,631,709	1,027,236,202	1,027,176,963

Net income (loss) per ordinary share attributable to Renren Inc. shareholders - basic:
Income (loss) per ordinary share from continuing operations	$0.03	$(0.22)	$(0.19)
Income per ordinary share from discontinued operations	$0.03	$0.00	$0.01

Net income (loss) per ordinary share attributable to Renren Inc. shareholders - basic:	$0.06	$(0.22)	$(0.18)

Net income (loss) per ordinary share attributable to Renren Inc. shareholders - diluted:
Income (loss) per ordinary share from continuing operations	$0.03	$(0.22)	$(0.19)
Income per ordinary share from discontinued operations	$0.03	$0.00	$0.01

Net income (loss) per ordinary share attributable to Renren Inc. shareholders - diluted:	$0.06	$(0.22)	$(0.18)

For the years ended December 31, 2015 and 2016, 71,934,546 and 142,517,623 stock options and 2,232,348 and 3,354,015 nonvested shares were excluded from the calculation of diluted weighted average number of common shares, respectively, as their effect was anti-dilutive.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

20.	COMMITMENTS

(1)	Operating lease as lessee

The Company leases its facilities and offices under non-cancelable operating lease agreements. In addition, the Company pays telecommunications carriers and other service providers for telecommunications services and for hosting its servers at their internet data centers under non-cancelable agreements, which are treated as operating leases. These leases expire through 2018 and are renewable upon negotiation. Rental and bandwidth expenses under operating leases for 2014, 2015 and 2016 from continuing operations were $18,575, $12,113, and $5,964 respectively and from discontinued operations were $12,272, $2,553 and $183, respectively.

Future minimum lease payments under such non-cancellable leases as of December 31, 2016 are as follows:

2017	$5,006
2018	3,193
2019	2,920

Total	$11,119

(2)	Future minimum principal payments related to the Company’s long-term debts as of December 31, 2016 are as follows (see Note 11):

2017	$-
2018	59,260
2019	42,786

Total	$102,046

(3)	Unconditional investment commitment

The Company was obligated to pay up to $24,865 and $2,887 for the acquisition of investments under various arrangements as of December 31, 2015 and 2016, respectively.

21.	EMPLOYEE BENEFIT PLAN

Full time employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrues for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits from continuing operations were $11,769, $10,032 and $6,469 and from discontinued operations were $4,261, $621 and $85 for the years ended December 31, 2014, 2015 and 2016, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

22.	OTHER COMPREHENSIVE INCOME (LOSS)

Movement of accumulated other comprehensive income is as follow:

	Foreign	Unrealized
	currency	gain (loss) on
	translation	available-for-sale
	adjustments	investments	Total

Balance as of December 31, 2013	$14,306	$160,475	$174,781

Other comprehensive loss	(5,039)	(161,968)	(167,007)

Balance as of December 31, 2014	$9,267	$(1,493)	$7,774

Exchange difference	(7,777)	37,127	29,350

Balance as of December 31, 2015	$1,490	$35,634	$37,124

Exchange difference	(10,994)	(19,247)	(30,241)

Balance as of December 31, 2016	$(9,504)	$16,387	$6,883

23.	STATUTORY RESERVE AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries and VIE entities located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries' or the affiliated PRC entities' discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of the Company's subsidiaries, the Company's affiliated PRC entities and their respective subsidiaries. The Company's subsidiaries and VIE entities are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2016, none of the Company's PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold, therefore they will continue to allocate at least 10% of their after-tax profits to the general reserve fund.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

23.	STATUTORY RESERVE AND RESTRICTED NET ASSETS - continued

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Company's subsidiaries.

The appropriation to these reserves by the Company's PRC subsidiaries was $nil, $nil and $nil for the years ended December 31, 2014, 2015 and 2016, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIE entities. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE entities in the Company not available for distribution was $350,823 and $370,971 as of December 31, 2015 and 2016, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

24.	SUBSEQUENT EVENT

Long-term investment

(1)	In January 2017, the Company purchased additional common shares of Beijing Cai Qiu Shi Ji Technology Development Co., Ltd. ("Caiqiu"), a cost method investee of the Company, with a consideration of $1,462 from one of Caiqiu's shareholder. As a result, the Company’s equity ownership increased to 15%.

(2)	In January 2017, the Company purchased common shares of Shanghai Sinceme Networking and Technology Co. Ltd. ("Sinceme") with a consideration of $2,939 from one of Sinceme's shareholder.

(3)	In January 2017, the Company purchased additional common shares issued by Shenzhen Xing Tu Zhi Kong Technology Co., Ltd, a cost method investee of the Company, with a consideration of $4,321. As a result, the Company’s equity ownership increased to 16.06%.

(4)	In January 2017, the Company provided a loan of $1,440 to Kuwei Optics Technology (Shanghai) Co., Ltd., a subsidiary of an equity method investee of the Company.

(5)	In February 2017, the Company purchased a convertible promissory note with a consideration of $2,000 from Plum Inc., an equity method investee of the Company.

(6)	In April 2017, the Company disposed 5,719,986 preferred shares of SoFi for total net proceeds of $91,926.

(7)	From February 2017 to April 2017, due to capital commitments, the Company made investments of $400, $120 and $90 to 11.2 Capital I, L.P., Arbor Venture Fund I, L.P. and Social Leverage Capital Fund II, L.P., respectively.

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	As of December 31,
	2015	2016
ASSETS

Current assets:
Cash and cash equivalents	$5,633	$15,694
Restricted cash	115,370	-
Prepaid expenses and other current assets	18,848	-
Amounts due from subsidiaries	1,062,047	1,127,402

Total current assets	1,201,898	1,143,096
Long-term investments	242,099	232,952
Investment in subsidiaries	(350,092)	(529,991)

TOTAL ASSETS	$1,093,905	$846,057

LIABILITIES AND EQUITY

Current liabilities:
Short-term debt	100,000	30,000
Accrued expenses and other current liabilities	3,135	1,446
Amounts due to related party	-	10,692

Total current liabilities	103,135	42,138
Long-term liabilities	52,604	52,604
Other non-current liabilities	7,622	12,849

TOTAL LIABILITIES	$163,361	$107,591

Equity:
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized, 714,365,091 and 719,651,418 shares issued and outstanding as of December 31, 2015 and 2016, respectively	714	720
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 305,388,450 and 305,388,450 shares issued and outstanding as of December 31, 2015 and 2016, respectively	305	305
Additional paid-in capital	1,243,083	1,266,592
Accumulated deficit	(350,682)	(536,034)
Accumulated other comprehensive income	37,124	6,883
Equity	930,544	738,466
TOTAL LIABILITIES AND EQUITY	$1,093,905	$846,057

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2014	2015	2016
Selling and marketing	$625	$243	$770
Research and development	1,342	780	1,363
General and administrative	24,964	28,811	25,477

Total operating expenses	26,931	29,834	27,610

Other income (loss)	332	(528)	307
Exchange loss on offshore bank accounts	(2,314)	(376)	(3)
Interest income	7,059	646	130
Interest expenses	-	(985)	(5,728)
Realized gain on short-term investments	167,225	4,102	-
Earnings (loss) in equity method investments	4,835	(3,516)	(3,968)
Gain (loss) on disposal of equity method investments	60,116	(534)	-
Equity in loss of subsidiaries and variable interest entities	(149,862)	(189,103)	(148,480)

Net income (loss)	$60,460	$(220,128)	$(185,352)

Other comprehensive (loss) income, net of tax:
Foreign currency translation	(5,039)	(7,777)	(10,994)
Net unrealized gain on available-for-sale investments, net of tax of $nil for the years ended December 31, 2014, 2015 and 2016, respectively	13,223	40,695	(18,518)
Transfer to statements of operations of realized gain on available-for-sale securities, net of tax of $nil for the years ended December 31, 2014, 2015 and 2016, respectively	(175,191)	(3,568)	(729)

Other comprehensive (loss) income	$(167,007)	$29,350	$(30,241)
Comprehensive loss	$(106,547)	$(190,778)	$(215,593)

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENT OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

							Accumulated	Total
					Additional		other	Renren
	Class A		Class B		paid-in	Accumulated	comprehensive	Inc.'s
	ordinary shares		ordinary shares		capital	deficit	income	equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2014	789,976,372	$790	305,388,450	$305	$1,285,283	$(191,014)	$174,781	$1,270,145
Stock-based compensation	-	-	-	-	23,604	-	-	23,604
Other comprehensive income	-	-	-	-	-	-	(167,007)	(167,007)
Net income	-	-	-	-	-	60,460	-	60,460
Exercise of share option and restricted shares vesting	10,792,736	11	-	-	2,748	-	-	2,759
Repurchase of ordinary shares	(80,728,137)	(81)	-	-	(87,242)	-	-	(87,323)

Balance at December 31, 2014	720,040,971	$720	305,388,450	$305	$1,224,393	$(130,554)	$7,774	$1,102,638
Stock-based compensation	-	-	-	-	28,241	-	-	28,241
Other comprehensive income	-	-	-	-	-	-	29,350	29,350
Net income	-	-	-	-	-	(220,128)	-	(220,128)
Exercise of share option and restricted shares vesting	5,236,230	5	-	-	1,362	-	-	1,367
Repurchase of ordinary shares	(10,912,110)	(11)	-	-	(10,281)	-	-	(10,292)
Purchase of noncuntrolling
Interest in Jiehun China	-	-	-	-	119	-	-	119
Decrease in equity interest of Wanmen	-	-	-	-	(751)	-	-	(751)

Balance at December 31, 2015	714,365,091	$714	305,388,450	$305	$1,243,083	$(350,682)	$37,124	$930,544
Stock-based compensation	-	-	-	-	23,544	-	-	23,544
Other comprehensive income	-	-	-	-	-	-	(30,241)	(30,241)
Net income	-	-	-	-	-	(185,352)	-	(185,352)
Exercise of share option and restricted shares vesting	5,286,327	6	-	-	1,144	-	-	1,150
Deconsolidation of Wanmen	-	-	-	-	(1,179)	-	-	(1,179)

Balance at December 31, 2016	719,651,418	$720	305,388,450	$305	$1,266,592	$(536,034)	$6,883	$738,466

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2014	2015	2016
Cash flows from operating activities:
Net income (loss)	$60,460	$(220,128)	$(185,352)
Equity in income of subsidiaries and variable interest entities	149,862	189,103	148,480
Share-based compensation expense	22,827	24,575	23,544
(Gain) loss on disposal of equity method investment	(60,116)	534	-
Exchange loss on offshore accounts	2,314	376	3
Gain on short-term investments and fair value change of derivatives	(167,225)	(4,102)	-
(Earnings) loss in equity method investment	(4,835)	3,516	3,968
Fair value change of liability-classified warrant	-	-	(105)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	1,770	2,796	107
Accrued expenses and other current liabilities	(444)	(5,040)	(1,689)
Other non-current liabilities	-	966	5,332
Increase in amounts due from subsidiaries	(512,295)	(128,551)	(65,055)
Capital distribution received from Japan Macro	25,321	-	-

Net cash used in operating activities	(482,361)	(135,955)	(70,767)

Cash flows from investing activities:
Restricted cash	-	(15,370)	15,370
Decrease in term deposits	250,495	139,514	-
Proceeds from sale of available-for-sale securities	415,528	33,416	-
Proceeds from sale of derivative financial instruments	80,861	-	-
Proceeds from principal return on SoFi Loan Note	1,370	984	5,879
Proceeds from sale of equity method investment	46,484	-	18,460
Proceeds from capital withdrawal from equity method investee	74,721	9,854	-
Dividend received from available-for-sale securities	1,050	137	-
Purchase of available-for-sale securities	(129,407)	-	-
Purchase of derivative financial instruments	(90,112)	-	-
Purchase of equity method investment	(20,789)	(172,331)	(1,000)
Purchase of cost method investment	-	(300)	-

Net cash provided by (used in) investing activities	630,201	(4,096)	38,709

Cash flows from financing activities:
Repurchase of ordinary shares	(76,462)	(10,292)	-
Proceeds from exercise of share options	2,514	1,231	1,430
Proceeds from borrowings	-	159,260	30,000
Restricted cash for debt borrowings	-	(100,000)	100,000
Repayment of borrowings.	-	-	(100,000)
Proceeds from loan from a related party	-	-	10,692
Repayment of promissory note issued to Nuomi Inc.	(60,884)	-	-

Net cash (used in) provided by financing activities	(134,832)	50,199	42,122

Net increase (decrease) in cash and cash equivalents	13,008	(89,852)	10,064
Cash and cash equivalents at beginning of year	82,586	95,485	5,633
Effect of exchange rate changes	(109)	-	(3)
Cash and cash equivalents at end of year	$95,485	$5,633	$15,694

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

The condensed financial information is provided since the restricted net assets of the Company’s subsidiaries, VIE and VIE’s subsidiaries were $370,971, over 25% of the consolidated net assets of the Company as of December 31, 2016.

2.	INVESTMENTS IN SUBSIDIARIES, VIE AND VIE’S SUBSIDIARIES

The Parent Company and its subsidiaries, VIEs and VIEs' subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Parent Company’s stand-alone financial statements, its investments in subsidiaries, VIEs and VIEs' subsidiaries were reported using the equity method of accounting. The Parent Company’s share of loss from its subsidiaries, VIEs and VIEs' subsidiaries were reported as share of loss of subsidiaries, VIEs and VIEs' subsidiaries in the accompanying Parent Company financial statements. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to $nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries, VIEs and VIEs' subsidiaries regardless of the carrying value of the investment even though the Parent Company is not obligated to provide continuing support or fund losses.

Japan Macro

Opportunities Offshore

Partners, L.P.

(A Cayman Islands Exempted Limited Partnership)

Financial Statements as of and for the

Year Ended December 31, 2014, and

Independent Auditors’ Report

Deloitte &Touche
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

/s/ Deloitte &Touche

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

Deloitte &Touche
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

/s/ Deloitte &Touche

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

	Total Return [1]			Ratios to Average Limited Partners’ Capital [2]:
				Expenses —		Expenses —
	Before		After	Excluding		Including	Net
	Performance	Performance	Performance	Performance	Performance	Performance	Investment
	Distribution	Distribution	Distribution	Distribution	Distribution	Distribution	Loss

Tranche E	60.59%	(8.47)%	52.12%	(1.57)%	(11.40)%	(12.97)%	(1.57)%
Tranche K	40.76	5.96	46.72	(1.75)	12.94	11.19	(1.75)
Tranche R	77.17	(8.26)	68.91	(1.71)	(19.04)	(20.74)	(1.71)
Tranche S	66.79	(10.73)	56.06	(1.72)	(16.92)	(18.64)	(1.72)
Tranche T	59.77	(6.52)	53.25	(1.63)	(14.78)	(16.42)	(1.63)
Tranche U	89.09	(2.93)	86.16	(1.79)	(24.82)	(26.60)	(1.79)
Tranche V	84.26	(2.39)	81.87	(1.84)	(23.31)	(25.15)	(1.84)
Tranche W	55.31	(23.28)	32.03	(1.67)	(32.77)	(34.44)	(1.67)
Tranche X	52.15	(4.60)	47.55	(1.61)	(8.96)	(10.57)	(1.61)
Tranche Y	160.51	(30.91)	129.60	(1.46)	(35.15)	(36.61)	(1.46)
Tranche Z	318.23	(63.34)	254.89	(1.43)	(43.89)	(45.31)	(1.43)

[1]	Computed as the percentage change in value during the period of a theoretical limited partner investment made at the beginning of the year or when a Tranche was created, net of all fees and expenses. Total return for tranches issued or withdrawn during the year have not been annualized.

[2]	Average partners’ capital has been computed based on monthly valuations. Ratios for Tranches issued during the year have been annualized. Performance distribution ratios have not been annualized.

9.	SUBSEQUENT EVENTS

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

FJ-35

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

	Total Return [1]			Ratios to Average Limited Partners’ Capital [2]:
				Expenses —		Expenses —
	Before		After	Excluding		Including	Net
	Performance	Performance	Performance	Performance	Performance	Performance	Investment
	Distribution	Distribution	Distribution	Distribution	Distribution	Distribution	Loss

Tranche E	(66.11)%	—%	(66.11)%	1.23%	1.11%	2.34%	(1.23)%
Tranche K	(0.44)	—	(0.44)	0.42	—	0.42	(0.42)
Tranche T	(29.13)	—	(29.13)	1.21	2.05	3.26	(1.21)
Tranche U	(6.74)	—	(6.74)	1.16	(0.71)	0.45	(1.16)
Tranche V	(6.97)	—	(6.97)	1.16	(0.74)	0.42	(1.16)
Tranche W	(60.58)	—	(60.58)	1.25	1.02	2.27	(1.25)
Tranche X	(72.42)	(0.02)	(72.44)	1.23	0.73	1.96	(1.23)
Tranche Y	17.55	0.04	17.59	1.16	4.52	5.68	(1.16)
Tranche Z	(52.67)	0.03	(52.64)	1.23	4.25	5.48	(1.23)

[1]	Computed as the percentage change in value during the period of a theoretical limited partner investment made at the beginning of the year or when a Tranche was created, net of all fees and expenses. Total return for tranches issued or withdrawn during the year have not been annualized.

[2]	Average partners’ capital has been computed based on monthly valuations. Performance distribution ratios have not been annualized.

9.	SUBSEQUENT EVENTS

For the purpose of issuing these financial statements, management evaluated events and transactions through and including March 29, 2016, the date these financial statements were available to be issued.

******

