Form 20-F
period 2017-12-31
Renren Inc.
filed 2018-05-14
CIK 1509223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _______________ to _______________

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

*               Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares (“ADSs”). Currently, each ADS represents 15 Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2017, 726,549,453 Class A ordinary shares, par value US$0.001 per share and 305,388,450 Class B ordinary shares, par value US$0.001 per share were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐      No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒      No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☒      No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If a an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.       ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB 6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	our ability to complete the transaction that we announced on April 30, 2018;

•	expected changes in our revenues and certain cost and expense items;

•	the expected growth of the SNS and used automobile businesses in China;

•	our expectations regarding demand for and market acceptance of our services;

•	changes in technology affecting our business, and our company’s responses to these changes;

•	our plans to enhance our user experience, infrastructure and service offerings;

•	competition in our industry in China;

•	the performance of our strategic and financial investments; and

•	relevant government policies and regulations relating to our industry.

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

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2013 and 2014 and our selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements not included in this annual report, except for the impact of retrospective adjustments for 56.com, our online video business, which we ceased to control on December 1, 2014, and our online games business, which we ceased to control on March 31, 2016, all of which have been classified as discontinued operations.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5—Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Due to the retrospective adjustments, our results of operations for the years ended December 31, 2013 and 2014 and financial positions as of December 31, 2013 and 2014 are not directly comparable to the financial data reported in our previously filed annual reports.

Our historical results do not necessarily indicate results expected for any future periods.

	Year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of US$, except for share, per share and per ADS data)
Summary Consolidated Statement of Operations Data:
Net revenues	$64,050	$46,668	$41,111	$63,364	$202,102
Cost of revenues	32,970	34,663	36,720	51,767	184,398
Gross profit	31,080	12,005	4,391	11,597	17,704
Operating expenses(1):
Selling and marketing	43,166	34,593	30,502	21,276	28,954
Research and development	54,716	42,697	32,392	20,750	23,678
General and administrative	38,021	48,764	46,803	42,584	52,949
Impairment of goodwill	—	46,864	—	—	—
Total operating expenses	135,903	172,918	109,697	84,610	105,581
Loss from operations	104,823	160,913	105,306	73,013	87,877
Other income (expenses)	2,455	(3,629)	(7,058)	12,888	(1,369)
Interest income	12,769	12,569	2,190	919	2,029
Interest expense	—	—	(2,041)	(12,439)	(10,185)
Realized gain (loss) on short-term investments	56,022	139,265	(98,112)	552	(100)
Realized gain on disposal of long-term investments	—	—	—	—	37,311
Impairment of short-term investments	(2,098)	—	—	—	—
Impairment of long-term investments	(23,025)	—	(4,258)	(102,307)	(113,073)
Loss before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(58,700)	(12,708)	(214,585)	(173,400)	(173,264)
Income tax benefit (expenses)	3,959	(6,517)	(3,124)	(2,470)	(4,479)
Loss before earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(54,741)	(19,225)	(217,709)	(175,870)	(177,743)
Earnings (loss) in equity method investments, net of income taxes	20,317	49,015	(5,468)	(18,183)	67,240
(Loss) income from continuing operations	(34,424)	29,790	(223,177)	(194,053)	(110,503)
(Loss) income from the operations of the discontinued operations, net of income taxes	(34,600)	(27,194)	1,520	391	—
Gain on deconsolidation of the subsidiaries, net of income taxes	132,665	489	—	8,310	—
Gain on disposal of equity method investment, net of income taxes	—	56,993	—	—	—
Income from discontinued operations, net of income taxes	98,065	30,288	1,520	8,701	—
Net income (loss)	63,641	60,078	(221,657)	(185,352)	(110,503)
Net loss attributable to the noncontrolling interest	92	382	1,529	—	76
Net (loss) income from continuing operations attributable to Renren Inc.	(34,332)	30,172	(221,648)	(194,053)	(110,427)
Net income from discontinued operations attributable to Renren Inc.	98,065	30,288	1,520	8,701	—
Net income (loss) attributable to Renren Inc.	$63,733	$60,460	$(220,128)	$(185,352)	$(110,427)
Net (loss) income per share:
Net (loss) income per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.03)	$0.03	$(0.22)	$(0.19)	$(0.11)
Diluted	$(0.03)	$0.03	$(0.22)	$(0.19)	$(0.11)
Net income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	$0.09	$0.03	$0.00	$0.01	$—
Diluted	$0.09	$0.03	$0.00	$0.01	$—

	Year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of US$, except for share, per share and per ADS data)
Net income (loss) per share attributable to Renren Inc. shareholders:
Basic	$0.06	$0.06	$(0.22)	$(0.18)	$(0.11)
Diluted	$0.06	$0.06	$(0.22)	$(0.18)	$(0.11)
Net income (loss) attributable to Renren Inc. shareholders per ADS(2):
Basic	$0.86	$0.86	$(3.24)	$(2.72)	$(1.61)
Diluted	$0.85	$0.85	$(3.24)	$(2.72)	$(1.61)
Weighted average number of shares used in calculating net (loss) income per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,118,091,879	1,059,446,436	1,019,378,556	1,022,664,396	1,028,537,406
Diluted	1,118,091,879	1,067,631,709	1,019,378,556	1,022,664,396	1,028,537,406
Weighted average number of shares used in calculating net (loss) income per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,118,091,879	1,059,446,436	1,019,378,556	1,022,664,396	1,028,537,406
Diluted	1,130,739,922	1,067,631,709	1,027,236,202	1,027,176,963	1,028,537,406

(1)	Including share-based compensation expenses as set forth below:
(2)	Each ADS represents 15 Class A ordinary shares.

	Year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of US$)

Allocation of Share-based Compensation Expenses:
Selling and marketing	138	193	243	770	598
Research and development	404	916	781	1,363	1,092
General and administrative	9,608	18,983	25,481	21,411	26,326
	10,150	20,092	26,505	23,544	28,016
Expenses from the discontinued operations	5,988	3,512	1,736	─	─
Total share-based compensation expenses	$16,138	$23,604	$28,241	$23,544	$28,016

	As of December 31,
	2013	2014	2015	2016	2017
	(in thousands of US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$149,511	$166,652	$56,226	$79,370	$128,595
Term deposits	492,699	494,065	—	—	—
Restricted cash	—	—	122,316	30,390	47,253
Short-term investments	301,995	29,384	2,619	410	—
Accounts receivable, net	15,865	11,599	4,044	4,702	6,260
Financing receivable, net	—	6,285	144,457	301,773	125,478
Total current assets	1,122,587	763,203	403,938	450,813	468,005
Total assets	1,385,686	1,149,153	1,267,833	1,176,844	1,194,164
Total current liabilities	115,262	46,044	208,751	270,223	370,547
Total liabilities	115,418	46,774	338,445	438,378	485,418
Total equity	$1,270,268	$1,102,379	$929,388	$738,466	$674,804

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have a history of losses from operations, and our new business initiatives may not be successful.

We have made significant changes to our business scope in recent years. The portfolio of services we offer has evolved from SNS, historically the core of our company’s business, to include a financing business, a used automobile business and other new initiatives. We have also disposed of some of our existing businesses in order to focus on new business opportunities, and we are planning on disposing of Beijing Zhenzhong Interactive Information Technology Co., Ltd., which is the wholly owned subsidiary of one of our consolidated affiliated entities and operates our ZenZone advertising agency business. In the year ended December 31, 2017, 59.8% of our net revenues were derived from our used automobile sales business, and 12.5% of our net revenues were derived from our business of providing credit financing to used automobile dealers. The profitability of our new initiatives has yet to be proven. We had net revenues of US$41.1 million, US$63.4 million and US$202.1 million in 2015, 2016 and 2017, respectively, and losses from operations of US$105.3 million, US$73.0 million and US$87.9 million, respectively, over the same period. Expansion into new businesses may present operating and marketing challenges that are different from those that we currently encounter, and we cannot assure you that our new business initiatives will be successful enough to justify the time, effort and resources that we devote to them. If our used automobile business and our financing business do not continue to grow as rapidly as we hope or if we cannot control costs effectively as the business grows, we may not be able to achieve profitability.

If we are deemed an “investment company” under the Investment Company Act of 1940, it would adversely affect the price of our ADSs and ordinary shares and could have a material adverse effect on our business.

As part of our business transition, we previously implemented a strategy to acquire or invest in complementary businesses in order to gain access to or develop new technologies, know-how or services. For example, we invested more than US$240 million in Social Finance Inc., or SoFi, a privately held company that operates a social finance business in the United States similar to the business that we have been establishing in China. As of December 31, 2017, our balance sheet included US$565.4 million in long-term investments in some 57 portfolio companies and investment funds. We may be deemed to be an investment company within the meaning of the Investment Company Act based on the value of the investment securities we hold and on other factors relevant to the definition of an investment company under the Investment Company Act. See “Item 4A. Unresolved Staff Comments.”

On April 30, 2018, we announced that Oak Pacific Investment, or OPI, a wholly-owned subsidiary of Renren Inc., would be conducting a private placement. In addition to our advertising agency business, OPI holds our shares in 44 portfolio companies and our interests in 6 investment funds. These portfolio companies and investment funds have an aggregate book value of US$530.6 million as of December 31, 2017, and represent the great majority of our long-term investments in terms of both book value and fair market value. After the completion of the private placement, Renren would not longer hold any shares of OPI. We refer to this transaction as the Transaction. See “Item 4. Information on the Company—A. History and Development of the Company—The Transaction.” The disposition of OPI is scheduled to occur on June 21, 2018.

If the Transaction is not completed as planned and we are deemed to be an investment company within the meaning of the Investment Company Act, we would become unable to comply with our reporting obligations as a public company in the United States, which would lead to our being delisted from the New York Stock Exchange. Delisting would have a material adverse effect on the liquidity and value of our ADSs and Class A ordinary shares. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could have a material adverse effect on our results of operations and financial condition.

The Transaction will leave us with less cash and fewer investment assets that can be readily converted into cash, which may restrict our growth in the future.

As we announced on April 30, 2018, we will pay a cash dividend in an amount in the aggregate from US$nil up to approximately US$131 million in connection with the Transaction. In addition, we will dispose of a wholly-owned subsidiary, OPI, which holds the great majority of our long-term investments in terms of both book value and fair market value. Once the Transaction has closed, we no longer own OPI and we have paid the cash dividend to our shareholders, we will have less cash on hand and fewer investment assets that can be readily converted into cash, which will restrict our options if we require more cash in the future. If we are unable to raise cash as required from new offerings of equity or debt or from bank loans or other sources, we may have insufficient cash to fund or expand our business, and our future growth, our results of operations and our financial position may be materially and adversely affected.

U.S. Holders may suffer adverse tax consequences as a result of the Transaction.

We believe we were classified as a passive foreign investment corporation, or PFIC, for U.S. federal income tax purposes for each of the past seven taxable years ending on December 31 and we expect, but cannot guarantee, that we will be treated as a PFIC for the current taxable year. As a result, U.S. Holders (as defined in “Item 10.E—Additional Information—Taxation—United States Federal Income Tax Considerations—General”) who are shareholders as of the record date of the cash dividend payable pursuant to the Transaction may recognize ordinary income from the cash dividend and could be subject to an additional penalizing tax on certain U.S. federal income taxes deemed deferred to the extent the cash dividend is treated as an “excess distribution” under the PFIC rules. The additional tax is generally equivalent to an interest charge on U.S. federal income taxes that are deemed due during the period the U.S. Holder owned our ADSs or ordinary shares, computed by assuming that the excess distribution was taxed in equal portions at the highest applicable tax rate throughout the holder’s period of ownership. Shareholders who have made a timely “mark-to-market” election would not be subject to this additional tax with respect to the cash dividend. U.S. Holders may also be deemed to recognize as ordinary income subject to the “excess distribution” rules a proportionate share of any gain deemed to be realized by Renren Inc. as a result of the private placement of shares by Oak Pacific Investment, or OPI, a wholly-owned subsidiary of Renren Inc. that we expect to be treated as a PFIC, under special rules applicable to “indirect dispositions” of PFICs if a U.S. Holder’s (direct or indirect) interest in OPI is reduced as a result of the Transaction.

If, contrary to our current expectation, we are not treated as a PFIC for the current taxable year, any ADSs or ordinary shares acquired during the year would not be considered PFIC stock and therefore cash received with respect to such ADSs or ordinary shares would not be subject to the PFIC “excess distribution” regime described above and may be eligible for the reduced rate for qualified dividend income and any gain resulting from an “indirect disposition” of our PFIC subsidiaries, such as OPI, would generally not be required to be recognized with respect to such ADSs or ordinary shares.

For further information concerning the PFIC rules and the U.S. federal income tax consequences of dividends paid by us and direct or indirect dispositions of PFICs, see “Item 10.E—Additional Information—Taxation—United States Federal Income Tax Considerations.” For further information concerning the Transaction, see “Item 4. Information on the Company—A. History and Development of the Company—The Transaction.” Holders of ours ADSs or ordinary shares are urged to consult their tax advisors as to the tax consequences of the Transaction to them, including as a result of the application of the PFIC rules.

Our dealerships conduct many aspects of our used automotive sales business, and we face risks associated with these relationships, their employees and other personnel.

We rely on our dealerships to conduct significant aspects of our used automotive sales business. As of March 31, 2018, we had 14 dealerships across China. Our dealerships and their employees directly interact with consumers, other dealerships and other platform participants, and their performance directly affects our reputation and brand image. If our service personnel or those of our dealerships fail to satisfy the needs of consumers, respond effectively to their complaints, or provide services to their satisfaction, our reputation and the loyalty of our customers could be negatively affected. As a result, we may lose customers or experience a decrease in our business volume, which could have a material adverse effect on our business, financial condition and results of operations. We do not directly supervise the services provided by our franchisee partners and may not be able to successfully maintain and improve the quality of their services. Our dealerships may also fail to implement sufficient control over their sales, maintenance and other personnel. As a result, we may suffer financial losses, incur liabilities and suffer reputational damages. In addition, while violation of laws and regulations by dealerships had not led to any material claims against us in the past, we cannot assure you that such claim will not arise in the future which may harm our brand or reputation or have other adverse impacts.

Further, suspension or termination of a dealership’s services in a particular geographic area may cause interruption to or failure in our services in the corresponding geographic area. A dealership may suspend or terminate its services voluntarily or involuntarily due to various reasons, including disagreement or dispute with us, failure to make a profit, failure to maintain requisite approvals, licenses or permits or to comply with other governmental regulations, and events beyond our or its control, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. Due to the intense competition in our industry, our existing dealerships may also choose to discontinue their cooperation with us and work with our competitors instead. We may not be able to promptly replace our dealerships or find alternative ways serve their geographic areas in a timely, reliable and cost-effective manner, or at all. As a result of any service disruptions associated with our dealerships, customer satisfaction, brand, reputation, operations and financial performance may be materially and adversely affected.

Other dealers with which our dealerships collaborate could take actions that could harm our business and that of our dealerships.

For our used automotive sales business, pursuant to our arrangements with our dealerships, we may permit the dealerships to develop and operate other dealership locations in their defined geographic areas. Accordingly, certain dealerships may elect to cooperate with third parties to develop and operate dealerships in the geographic area covered by the relevant agreement. Such agreements contractually obligate our dealerships to operate in accordance with specified standards, including synchronization of their operations on our platform and integration in our system. As a result, the ultimate success and quality of any additional location rests with our dealership. If these additional dealerships do not successfully operate in a manner consistent with required standards, their performance, the performance of our dealerships and ultimately, our performance could be adversely affected and our brand image and reputation may be harmed, which could materially and adversely affect our business and operating results.

For our used automotive sales business, our success depends upon the continued contributions of our salespeople.

Our salespeople are the driving force behind our success. We believe that one of the things that sets us apart is a culture centered on valuing all salespeople. Our failure to maintain this culture or to continue recruiting, developing and retaining the salespeople that drive our success could have a material adverse effect on our business, sales and results of operations. We also face risks related to the loyalty of our sales people. Referrals of leads by salespeople to friends or others in side deals is common phenomenon in our industry in China, and if our sales people sought to profit themselves personally at the expense of our company, this could hurt our business and results of operations. Our ability to recruit salespeople while controlling related costs is subject to numerous external and internal factors, including unemployment levels, prevailing wage rates, our growth plans, changes in employment legislation and competition for qualified employees in the industry and regions in which we operate and for qualified service technicians in particular. Our ability to recruit salespeople while controlling related costs is also subject to our ability to maintain positive associate relations. If we are unable to do so, or if, despite our efforts, we become subject to successful unionization efforts, it could increase our costs, limit our ability to respond to competitive threats and have a material adverse effect on our business, sales and results of operations.

The success of our used automotive sales business also depends upon the continued contributions of our store, region and corporate management teams. Consequently, the loss of the services of any of key salespeople could have a material adverse effect on our business, sales and results of operations. In addition, an inability to build our management bench strength to support store growth could have a material adverse effect on our business, sales and results of operations.

The success of our used automotive sales business depends on our ability to attract prospective car buyers.

The growth of our used automotive sales business depends on our ability to attract prospective car buyers. We primarily purchase car models based on our insights as to car buyers, feedback from registered dealers and market analysis as to perception and demand for such models, will appeal to car buyers in lower-tier cities. We price cars based on our massive amount of automotive transaction data associated with providing automotive financing solutions as well as data from facilitating other automotive transactions such as automobile trading between dealers to efficiently facilitate their sale. We have limited experience in the purchase of cars for sale to dealers, and there is no assurance that we will be able to do so effectively. Demand for the type of cars that we purchase can change significantly between the time the cars are purchased and the date of sale. Demand may be affected by new car launches, changes in the pricing of such cars, defects, changes in consumer preference and other factors, and dealers may not purchase them in the quantities that we expect. We may also need to adopt more aggressive pricing strategies for these cars than originally anticipated. We face inventory risk in connection with the car purchased, including the risk of inventory obsolescence, a decline in values, and significant inventory write-downs or write-offs. If we were to adopt more aggressive pricing strategies, our profit margin may be negatively affected as well. We may also face increasing costs associated with the storage of these cars. Any of the above may materially and adversely affect our financial condition and results of operations.

In order to expand our base of car buyers, we must continue to invest significant resources in the development of new solutions and services and build our relationships with financial institutions, auto dealers and other platform participants. Our ability to successfully launch, operate and expand our solutions and services and to improve user experience to attract prospective car buyers depends on many factors, including our ability to anticipate and effectively respond to changing interests and preferences of car buyers, anticipate and respond to changes in the competitive landscape, and develop and offer solutions and services that address the needs of car buyers on our platform. If our efforts in these regards are unsuccessful, our base of car buyers may not increase at the rate we anticipate, and it may even decrease. As a result, our business, prospects, financial condition and results of operations may be materially and adversely affected. In addition, in order to attract prospective car buyers, we must also devote significant resources to enhancing the experience of car buyers on our platform on an ongoing basis. We must enhance the functionality and ensure the reliability of our platform. If we fail to provide superior customer service or address complaints of car buyers on our platform in a timely manner, we may fail to attract prospective car buyers as to our solutions and services, the number of financing transactions we facilitate may decline. In addition, the models offered by our dealerships may not be popular among prospective car buyers, which could materially and adversely affect our business, results of operations and financial condition.

In the meantime, we also seek to maintain our relationships with existing car buyers and cross-sell new solutions and services, such as insurance and wealth management products. However, there can be no assurance that we will be able to maintain or deepen such relationships.

Automotive retailing is highly competitive. Failure to develop and execute strategies to grow our business could adversely affect our business, sales and results of operations.

Automotive retailing is a highly competitive and highly fragmented industry. Our competition includes publicly and privately owned used and new car dealers and online and mobile sales platforms, as well as millions of private individuals. Competitors buy and sell the same or similar makes of vehicles that we offer in the same or similar markets at competitive prices. Some of our competitors have announced plans for rapid expansion, including into markets with our locations, and some of them have begun to execute those plans. The online availability of used vehicle information from other sources, including pricing information, could make it more difficult for us to differentiate our customer offering from competitors’ offerings. Our competitive standing may also be affected by companies, including search engines and online classified sites, that are not direct competitors but that may direct online traffic to the websites of competing automotive retailers. The increasing use of the internet to facilitate consumers’ sales or trade-ins of their current vehicles could have a material adverse effect on our ability to source vehicles. If we fail to respond effectively to competitive pressures or to changes in the used vehicle marketplace, it could have a material adverse effect on our business, sales and results of operations.

The automotive retail industry in general and our used automotive sales business in particular are sensitive to economic conditions. These conditions could adversely affect our business, sales, results of operations and financial condition.

We are subject to national and regional economic conditions. These conditions include, but are not limited to, recession, inflation, interest rates, unemployment levels, the state of the PRC housing market, gasoline prices, consumer credit availability, consumer credit delinquency and loss rates, personal discretionary spending levels, and consumer sentiment about the economy in general. These conditions and the economy in general could be affected by significant national or international events such as acts of terrorism. When these economic conditions worsen or stagnate, it can have a material adverse effect on consumer demand for vehicles generally, on demand from particular consumer categories or demand for particular vehicle types. It can also negatively impact availability of credit to finance vehicle purchases for all or certain categories of consumers. This could result in lower sales, decreased margins on units sold, and decreased profits for our used automotive sales business. Worsening or stagnating economic conditions can also have a material adverse effect on the supply of late-model used vehicles, as automotive manufacturers produce fewer new vehicles and consumers retain their current vehicles for longer periods of time. This could result in increased costs to acquire used vehicle inventory and decreased margins on units sold. Any significant change or deterioration in economic conditions could have a material adverse effect on our business, sales, results of operations and financial condition.

Our used automotive sales business is sensitive to changes in the prices of used vehicles.

Any significant changes in retail prices for used vehicles could have a material adverse effect on the sales and results of operations of our used automotive sales business. For example, if retail prices for used vehicles rise relative to retail prices for new vehicles, it could make buying a new vehicle more attractive to our customers than buying a used vehicle, which could have a material adverse effect on sales and results of operations and could result in decreased used margins. Manufacturer incentives could contribute to narrowing this price gap. In addition, any significant changes in wholesale prices for used vehicles could have a material adverse effect on our results of operations by reducing wholesale margins.

Our used automotive sales business is sensitive to conditions affecting automotive manufacturers, including manufacturer recalls.

Adverse conditions affecting one or more automotive manufacturers could have a material adverse effect on the sales and results of operations of our used automotive sales business and could impact the supply of vehicles, including the supply of late-model used vehicles. Manufacturer recalls are a common occurrence that have accelerated in frequency and scope in recent years. Because we do not have manufacturer authorization to complete recall-related repairs, some vehicles we sell may have unrepaired safety recalls. Such recalls, and our lack of authorization to make recall-related repairs, could adversely affect used vehicle sales or valuations, could cause us to temporarily remove vehicles from inventory, could force us to incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles, which could have a material adverse effect on our business, sales and results of operations.

Our used automotive sales business is dependent upon access to vehicle inventory. Obstacles to acquiring inventory, whether because of supply, competition, or other factors, or a failure to expeditiously liquidate that inventory could have a material adverse effect on our used automotive sales business, sales and results of operations.

A reduction in the availability of or access to sources of inventory could have a material adverse effect on our business, sales and results of operations. Although the supply of late-model used vehicles has been increasing, there can be no assurance that this trend will continue or that it will benefit us.

As our used automotive sales business is dependent on our appraisal of the value of inventory we purchase, if we fail to adjust appraisal offers to stay in line with broader market trade-in offer trends, or fail to recognize those trends, or if our appraisal process is not accurate, it could adversely affect our ability to acquire inventory. It could also force us to purchase a greater percentage of our inventory from third-party auctions, which is generally less profitable for us. Our appraisal process could also be affected by competition, both from used and new car dealers directly and through third-party websites driving appraisal traffic to those dealers. Our ability to source vehicles from third-party auctions could be affected by an increase in the number of closed auctions that are open only to new car dealers who have franchise relationships with automotive manufacturers.

We also source a portion of our vehicles through our crowd-sourcing strategy, in which we rely on third-party partners, such as individuals or small dealerships to acquire used automobiles. We may be unable to maintain relationships with these third parties or may experience issues with the vehicles they provide to us, each of which could harm our business, sales and results of operations.

Used vehicle inventory is subject to depreciation risk. Accordingly, if we develop excess inventory, the inability to liquidate such inventory at prices that allow us to meet margin targets or to recover our costs could have a material adverse effect on our results of operations.

We depend on third parties for supplies of spare parts and accessories

Our used automotive sales business depends on auto manufacturers and independent local third-party suppliers for certain spare parts and accessories we sell. The success of our value-added services is dependent on these suppliers’ abilities to anticipate changes in consumer tastes, preferences and requirements and deliver to us in sufficient quantities and on a timely basis the desirable, high-quality and price competitive mix of accessories. Our suppliers’ products may fail to meet our customers’ expectations due to changes of consumer preferences. We may be unable to maintain a sufficient stock. Our suppliers may increase their prices due to increasing demand for their products from other dealership stores. If we cannot or opt not to procure spare parts and accessories from such third-party suppliers, our profit margin for after-sales services might be adversely affected. Moreover, the spare parts supplied by our suppliers may fail to function properly and as a result, our customers may make claims against us, in which case we may be required to make repairs or pay damages. In the event of any of the above, our margins of these products may be affected, which in turn could adversely affect our results of operations and financial condition.

If our financing services do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

Our financing business currently focuses on credit financing of used automobile dealers. Funds for this business are provided by our issuance of asset-backed securities collateralized by that credit financing and by peer-to-peer platforms. Many elements of our financing business are relatively unproven, and the internet finance market in China is relatively new, rapidly developing and subject to significant challenges. Although we intend to devote significant resources to expanding our financing business and to develop and offer more innovative products to our clients, we have limited experience with this business model and cannot assure you of its future success. If we fail to address the needs of financing customers, adapt to rapidly evolving market trends or continue to offer innovative products and services, there may not be significant market demand for our financing products and services. In addition, our financing business will continue to encounter risks and difficulties that early stage businesses frequently experience, including the potential failure to cost-effectively expand the size of our customer base, maintain adequate management of risks and expenses, implement our customer development strategies and adapt and modify them as needed, develop and maintain our competitive advantages and anticipate and adapt to changing conditions in China’s internet financing industry resulting from mergers and acquisitions involving our competitors or other significant changes in economic conditions, competitive landscape and market dynamics. We have not yet proven the essential elements of profitable operations in our financing business.

Our financing services could fail to attain sufficient market acceptance for many reasons, including but not limited to:

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

If our financing services do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

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

We face significant competition in almost every aspect of our business. In our social networking business that provides multiple services, including live streaming service and other value-added services, we compete with companies and services such as Tencent’s WeChat, QQ mobile, and Q-zone, SINA’s Weibo, Momo, YY, Huajiao and Douyu. Competition with these services in the mobile landscape is as intense as with their PC counterparts, if not more so. In our financing business, we primarily compete with the companies of providing financing services to individual consumers and dealerships in automobile financing services. In relation to our used automobile sales business, our competitors primarily include the publicly and privately owned used and new car dealers, online and mobile sales platforms, as well as millions of private individuals.

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

Furthermore, failure of our new financing business to achieve or maintain more widespread market acceptance against our competitors could harm our business and results of operations. Some of our competitors may enjoy greater name recognition or have access to lower cost of funds than we do, particularly commercial banks in China. If we are not able to develop services that are attractive to our target customers and compete effectively, we may not be able to grow our customer base or maintain our margins, which could adversely affect our financial results.

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

We suffered a significant drop in monthly unique log-in users in 2013, and then in average amount of time that unique log-in users spent on our platform in 2014. Our monthly unique log-in users decreased from approximately 41 million in December 2015 to approximately 35 million in December 2016 and then further to approximately 32 million in December 2017. The average amount of time that unique log-in users spent on our platform decreased from approximately 1.8 hours in 2015 to approximately 1.4 hours in 2016 and then increased to approximately 1.6 hours in 2017. Decreases in the number of our users or the amount of time they spend on our platform render our services less attractive to users and may decrease our revenues, which may have a material and adverse effect on our business, financial condition and results of operations.

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

The laws and regulations governing internet financing services in China are evolving and subject to changes. If our practices are deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.

China has tightened regulation of internet financing services since mid-2015. The PRC government and relevant regulatory authorities have issued various laws and regulations governing the internet financing service. See “Regulation—Regulations Relating to Internet Financing Service” for details of regulations in this industry.

In July 2015, ten PRC regulatory agencies, including the People’s Bank of China, the Ministry of Industry and Information Technology, or the MIIT, and the China Banking Regulatory Commission, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. In August 2016, four PRC regulatory agencies, including the China Banking Regulatory Commission, the MIIT, the Ministry of Public Security and Cyberspace Administration of China, jointly published the Interim Measures on the Administration of Business Activities of Peer-to-Peer Lending Information Intermediaries, which we refer to as the Interim Measures. According to the Guidelines and the Interim Measures, intermediaries that provide online lending information services may not engage in certain activities, including, among others, (i) fund-raising for the online lending information intermediaries themselves, (ii) holding investors’ funds or setting up capital pools with investors’ funds, (iii) providing security or guarantee to investors as to the principals and returns of the investment, (iv) issuing or selling any wealth management products, (v) splitting the terms of any financing project, (vi) securitization, (vii) promoting its financial products on physical premises and (viii) equity crowd-funding. The Interim Measures also require the intermediaries that provide online lending information services to strengthen their risk management and enhance screening and verifying efforts on the customers’ and investors’ information.

Notice on Regulating and Rectifying “Cash Loan” Business, which was released in December 2017, requires network micro loan companies to suspend the funding of micro-loans with no specific consumption scenario or designated use of loan proceeds, gradually reduce the volume of the existing business relating to such loans and take rectification measures in a period to be separately specified by the competent governmental authorities. The Notice on Regulating and Rectifying “Cash Loan” Business also prohibits online lending information intermediaries from facilitating loans with no designated use of loan proceeds. The banking financial institutions are also prohibited from providing loans with no designated use of loan proceeds under the relevant PRC laws and regulations. With respect to the loans that are facilitated through our services and are not borrowed to finance a particular customer purchase, we and lenders require borrowers to select in their loan applications one of the specified permissible uses of loan proceeds, such as purchase of cars, and we have started to take reasonable measures to track the actual use of the loans. However, it is unclear whether such personal loans would be deemed as loans with no designated use of loan proceeds and thus be subject to the foregoing requirement of the Notice on Regulating and Rectifying “Cash Loan” Business. If such personal loans were deemed as loans with no designated use of loan proceeds, the financial institution lenders would also need to take necessary measures to track the actual use of loans and may require us to cooperate with them and upgrade our system, both of which could cause us to incur substantial additional expenses. If we were unable to effectively implement the foregoing or other rectification measures, we might need to reduce or even cease the funding and facilitation of such personal loans, which would cause material and adverse impact on our online loan facilitation service business.

In addition to the Guidelines, the Interim Measures and the Notice on Regulating and Rectifying “Cash Loan” Business, there are certain other rules, laws and regulations relevant or applicable to the internet financing service industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. See “Regulation—Regulations on Internet Finance Services.” Due to the lack of detailed rules and the fact that the rules, laws and regulations are expected to continue to evolve in this newly emerging industry, we cannot be certain if any of our existing practices would be deemed to be within the scope of such rules, laws and regulations relevant or applicable to the online peer-to-peer lending service industry and, as such, would not be deemed to violate any existing or future rules, laws and regulations.

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

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2015, identified two material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were related to (i) lack of implementation of adequate supervisory review controls over the accounting and measurement of complex investments; and (ii) lack of implementation of effective control activities over the then newly launched internet finance business to ensure the timely communication of sufficient information to the financial reporting team for certain accounting matters. Accordingly, we hired additional staff with relevant accounting experience, skills and knowledge in the preparation of financial statements under the requirement of U.S. GAAP to internet finance business, and updated our internet finance accounting policies and procedures manual in accordance with U.S. GAAP in 2015.

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2016, identified a material weakness related to inadequate controls designed over the accounting and measurement of investments and the proposed complex transactions relating to the disposition of investment assets, to ensure that these transactions are accounted for in conformity with U.S. GAAP. We refer to these proposed complex transactions as the Transaction. See “Item 4. Information on the Company—A. History and Development of the Company—The Transaction.” Following the identification of the material weakness, we took measures to remedy it. Specifically, on December 22, 2016, our board of directors formed a special committee to evaluate the fairness of the Transaction and ultimately to decide whether to approve it, and the special committee further retained an external financial advisor and external U.S. counsel to review the Transaction and to ensure that the measurement of the investments involved was performed properly. Accordingly, as of December 31, 2017, we concluded that the material weakness related to the measurement of investment assets and the Transaction had been remediated.

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2017, identified a material weakness related to inadequate controls designed over the accounting of significant, unusual and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Measures that we implement to address this material weakness and other control deficiencies in our internal control over financial reporting might not fully address them, and we might not be able to conclude that they have been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2017. This could adversely affect the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

In addition, we excluded certain recent acquisitions from the scope of our management’s evaluation of internal control over financial reporting, in line with SEC guidance and as described in “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” If we had not done so, it is possible that we would have had more than one material weakness as of December 31, 2017. If we do not identify and resolve any material weaknesses that may be related to these acquisitions, then we may be unable to conclude that our internal control over financial reporting is effective as of December 31, 2018.

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

Our performance and future success also depend on our ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in the SNS and used automobile industries for qualified employees, including technical personnel capable of designing innovative services and products, is intense, and if competition in these industries further intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel or if we must incur significantly greater expenses to recruit, train and retain personnel, we may be unable to grow effectively or at all.

Content posted or displayed on our websites may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking state secrets of the PRC. Failure to comply with these requirements may result in fines, the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and reputational harm. In April 2015, we were fined RMB 50,000 (US$7,685) after certain user uploaded content was deemed to be obscene. The website operator may also be held liable for such censored information displayed on or linked to their website. For a detailed discussion, see “Item 4.B—Business Overview—Regulation—Regulations on Value-Added Telecommunications Services,” “Item 4.B—Business Overview—Regulation—Regulations on Internet Content Services” and “Item 4.B—Business Overview—Regulation—Regulations on Information Security.”

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

As of December 31, 2017, our platform had accumulated a total of approximately 7.5 billion photos and 45.5 billion comments or reviews. Under our privacy policy, we will not provide any of our users’ personal information to any unrelated third party without our users’ prior consent. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information can be shared may adversely affect our ability to share data. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower user traffic on our platform. A significant reduction in user traffic could lead to lower IVAS revenues, which could have a material adverse effect on our business, financial condition and results of operations.

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

In our financing business, we work with third parties who provide us data concerning creditworthiness, identification and other relevant information that we use to review and select qualified borrowers. If this information becomes more expensive to access or becomes unavailable, our costs would increase or we may need to find alternative sources. If this information is outdated, incomplete or inaccurate, we might incorrectly judge borrowers’ actual creditworthiness, and we might approve unqualified borrowers or disapprove qualified borrowers. As a result, we may inaccurately price the loans that we facilitated and our control over our default rates would be adversely affected, which would harm our business.

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

We have adopted five equity incentive plans for Renren Inc. in 2006, 2008, 2009, 2011 and 2016. As of February 28, 2018, options to purchase a total of 149,711,391 ordinary shares of Renren Inc. were outstanding. For the years ended December 31, 2015, 2016 and 2017, we recorded US$28.2 million, US$23.5 million and US$28.0 million, respectively, in share-based compensation expenses. As of December 31, 2017, we had US$22.1 million of unrecognized share-based compensation expenses relating to share options, which are expected to be recognized over a weighted average vesting period of 1.7 years, and US$10.3 million of unrecognized share-based compensation expenses relating to non-vested restricted shares, which are expected to be recognized over a weighted average vesting period of 2.1 years. On August 24, 2017, our compensation committee approved a reduction in the exercise price for all outstanding options previously granted by our company with an exercise price higher than $0.478 per ordinary share to $0.478 per share. We accounted for this reduction as a share option modification which required the remeasurement of these share options at the time of the modification. The total incremental cost as a result of the modification was US$10.4 million. The incremental cost related to vested options amounted to US$7.4 million and was recorded in the consolidated statements of operations during the year ended December 31, 2017. The incremental cost related to unvested options amounted to US$3.0 million and will be recorded over the remaining service period. We believe the granting of share options and restricted shares is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share options and restricted shares to key personnel and employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Other factors that may affect our financial results include, among others:

•	global economic conditions;

•	our ability to enhance user experience and maintain and increase user traffic;

•	the growth of the social networking industry in China;

•	our ability to monetize the mobile versions of our applications and services;

•	our ability to develop financing services;

•	the growth of the internet finance industry in China;

•	the growth of the used automobile industry in China;

•	competition in our industries in China;

•	changes in government policies or regulations, or their enforcement;

•	geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics;

•	losses from or impairment of our equity method investments; and

•	decreases in market value or impairment of our marketable securities.

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our financing business. See “Item 4. Information on the Company—Seasonality.” We expect that seasonal fluctuations and industry cyclicality will continue to cause our quarterly and annual operating results to fluctuate.

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

We conduct our SNS and live streaming operations in China principally through a set of contractual arrangements between our wholly owned PRC subsidiary, Qianxiang Shiji Technology Development (Beijing) Co., Ltd., or Qianxiang Shiji, and its consolidated affiliated entity, Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, and Qianxiang Tiancheng’s shareholders. Beijing Qianxiang Wangjing Technology Development Co., Ltd., or Qianxiang Wangjing, is Qianxiang Tiancheng’s wholly owned subsidiary and the operator of our renren.com website and holds the licenses and permits necessary to conduct our SNS and online advertising business in China.

We conduct our financing business operations in China principally through a set of contractual arrangements between our wholly owned PRC subsidiary, Shanghai Renren Automobile Technology Development Co., Ltd., or Renren Automobile, and its consolidated affiliated entity, Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., or Qianxiang Changda, and Qianxiang Changda’s shareholders.

We conduct our used automobile dealership operations in China principally through a set of contractual arrangements between Renren Automobile and its consolidated affiliated entity, Shanghai Jieying Automobile Sales Co., Ltd., or Shanghai Jieying, and Shanghai Jieying’s shareholders.

We hold most of our minority equity investments in the PRC through another set of contractual arrangements between our wholly owned PRC subsidiary, Qianxiang Lianhe Technology Development (Beijing) Co., Ltd., or Qianxiang Lianhe, and its consolidated affiliated entity, Beijing Qianxiang Yixin Technology Development Co., Ltd., or Qianxiang Yixin, and Qianxiang Yixin’s shareholders.

Our contractual arrangements described above enable us to exercise effective control over Qianxiang Tiancheng, Qianxiang Changda, Shanghai Jieying and Qianxiang Yixin, as well as their respective subsidiaries, and hence we treat these entities as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

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

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. If any of these penalties results in our inability to direct the activities of our consolidated affiliated entities and the subsidiaries that most significantly impact their economic performance, or results in our failure to receive the economic benefits from our consolidated affiliated entities and their subsidiaries, we may not be able to consolidate the consolidated affiliated entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In the fiscal years ended December 31, 2015, 2016 and 2017, our consolidated affiliated entities and their subsidiaries contributed in the aggregate 94.9%, 97.8% and 89.7%, respectively, of our consolidated net revenues.

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

The shareholders of our consolidated affiliated entities include Ms. Jing Yang, Mr. James Jian Liu, Mr. Thomas Jintao Ren and Ms. Rita Rui Yi. Ms. Jing Yang is a shareholder of Qianxiang Tiancheng, Qianxiang Changda and Qianxiang Yixin; Mr. James Jian Liu is a shareholder of Qianxiang Tiancheng, Qianxiang Changda, Qianxiang Yixin and Guangzhou Xiuxuan Brokers Co., Ltd., or Guangzhou Xiuxuan; and Mr. Thomas Jintao Ren and Ms. Rita Rui Yi are the shareholders of Shanghai Jieying.

Ms. Jing Yang is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer; Mr. James Jian Liu is our executive director and chief operating officer; Mr. Thomas Jintao Ren is our chief financial officer; and Ms. Rita Rui Yi is our vice president in charge of human resources.

Conflicts of interest may arise between the dual role of Mr. James Jian Liu as a director and officer of our company and as shareholder of our consolidated affiliated entities Qianxiang Tiancheng, Qianxiang Changda, Qianxiang Yixin and Guangzhou Xiuxuan.

Conflicts of interest may also arise between the interests of Ms. Jing Yang as shareholder of Qianxiang Tiancheng, Qianxiang Changda and Qianxiang Yixin and as the wife of our founder and chief executive officer. Furthermore, if Ms. Jing Yang experiences domestic conflict with Mr. Joseph Chen, she may have little or no incentive to act in the interest of our company, and she may not perform her obligations under the contractual arrangements she has entered into with Qianxiang Shiji, Renren Automobile and Qianxiang Lianhe.

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

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 4.C—Information on the Company—Organizational Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. There are uncertainties as to whether the Foreign Investment Law, once it is enacted, will have retrospective effect on existing VIE structures such as ours, or whether it will grant real and full grandfathering and grace periods for such existing VIE structures.

It is likely that we would not be considered as ultimately controlled by Chinese parties, as our U.S. record shareholders hold over 50% of our total voting power. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the internet industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. The value-added telecommunication services, which we conduct through our VIEs, is subject to foreign investment restrictions set forth in the Catalogue for the Guidance of Foreign Investment Industries issued by the National Development and Reform Commission and the Ministry of Commerce in March, 2017, or the Catalogue. It is unclear whether the new “negative list” will be different from the Catalogue. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as Ministry of Commerce market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

The Cyber Security Law, which was issued by the Standing Committee of the National People’s Congress of China and became into effect on June 1, 2017, is the first Chinese law that focuses exclusively on cyber security. The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backup and encryption. The Cybersecurity Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihood, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public service and e-government. However, no official guidelines as to the scope of “critical information infrastructure” have been formally issued.

We do not believe that we are an operator of “critical information infrastructure” as defined in the Cyber Security Law. However, there is no assurance that we may not be considered an operator of “critical information infrastructure” in the future as the definition is not precise, and there are substantial uncertainties as to the law’s ultimate interpretation and implementation. If we were considered an operator of “critical information infrastructure” in the future, this could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past few years, the PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results. For example, in the event of unanticipated adverse changes in the economy, the credit quality of the customer of our financing business may materially decreases, and our results of operations could be materially adversely affected.

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

Substantially all of our revenues and costs are denominated in RMB. The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Significant revaluation of the RMB may have a material and adverse effect on your investment. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

The State Administration of Taxation has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Certain Corporate Income Tax Matters Related to Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015 and amended in 2017, or SAT Circular 7. Pursuant to these rules and notices, except for a few circumstances falling into the scope of the safe harbor provided by SAT Circular 7, such as open market trading of stocks in public companies listed overseas, if a non-PRC resident enterprise indirectly transfers PRC taxable properties (i.e. properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise) by disposing of equity interest or other similar rights in an overseas holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose, such as whether the main value of equity interest in an overseas holding company is derived directly or indirectly from PRC taxable properties. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law without considering other factors set out by SAT Circular 7: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. SAT Circular 7 also introduces an interest regime by providing that where a transferor fails to file and pay tax on time, and where a withholding agent fails to withhold the tax, interest will be charged on a daily basis. If the transferor has provided the required documents and information or has filed and paid the tax within 30 days from the date that the share transfer contract or agreement is signed, then interest shall be calculated based on the benchmark interest rate; otherwise, the benchmark interest rate plus 5% will apply. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred may voluntarily report the transfer by submitting the documents required in SAT Circular 7.

Although SAT Circular 7 provides clarity in many important areas, such as reasonable commercial purpose, there are still uncertainties on the tax reporting and payment obligations with respect to future private equity financing transactions, share exchange or other transactions involving the transfer of shares in non-PRC resident companies. The PRC tax authorities have discretions under SAT Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investments. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a nonresident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under SAT Circular 7, our income tax expenses associated with such potential acquisitions will increase, which may adversely affect our financial condition and results of operations.

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

The leasehold interests of some of our consolidated affiliated entities might not be fully protected by the terms of the lease agreements due to defects in the title documents or the landlord’s failure to provide title documents.

We lease offices from third parties for our operations in China. Any defects in lessors’ title to the leased properties may disrupt our use of our offices, showrooms or warehouse, which may in turn adversely affect our business operations. For example, certain buildings and the underlying land are not allowed to be used for industrial or commercial purposes without the authorities’ approval, and the lease of such buildings to companies like us may subject the lessor to pay premium fees to the PRC government. We cannot assure you that the lessor has obtained all or any of approvals from the relevant governmental authorities. In addition, some of our lessors have not provided us with documentation evidencing their title to the relevant leased properties. We cannot assure you that title to these properties we currently lease will not be challenged. In addition, we have not registered any of our lease agreements with the PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. If third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to use the leased properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn materially and adversely affect our business and operating results.

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

As we announced on April 30, 2018, we will pay a cash dividend in an amount in the aggregate from US$nil up to approximately US$131 million in connection with the Transaction. In addition, we will dispose of a wholly-owned subsidiary, OPI, which holds our advertising agency business as well as the great majority of our long-term investments in terms of both book value and fair market value. Once the Transaction has closed, we no longer own OPI and we have paid the cash dividend to our shareholders, we will have less cash on hand and few assets aside from our those assets that we are using in our used automobile sales, financing and SaaS businesses. We expect the market price of our ADSs to fall significantly on the ex-dividend date to reflect the value that will have been removed from our company and transferred to our shareholders. See “Item 4. Information on the Company—A. History and Development of the Company—The Transaction” for a description of the proposed transactions. Pursuant NYSE Rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 by six months following receipt of the notification. The company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities falls to US$0.16 or less. While we believe that the value of our SNS business and our used automobile business together with the $90 million debt that OPI will owe us and the value of the cash that we will have on hand after the payment of any special dividend will exceed US$1.00 per ADS, we cannot assure you that our ADSs will remain in compliance with the NYSE listing rules. If our ADSs are delisted from the NYSE, the liquidity and value of an investment in our ADSs will be materially and adversely affected.

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NYSE on May 4, 2011, the closing prices of our ADSs have ranged from US$6.15 to US$90.05 per ADS, including retrospective adjustments for the change in the number of ordinary shares represented by each ADS that occurred on February 6, 2017. The last reported trading price on May 11, 2018 was US$8.78 per ADS.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our industry affecting us or our competitors;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide SNS or used automobile services, or other internet companies;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the SNS industry or the internet industry in general;

•	changes in the internet finance industry or in the used automobile industry;
35

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	the payment of a special dividend.

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

We issued Class A ordinary shares represented by our ADSs in our initial public offering in May 2011. Mr. Joseph Chen, who is our founder, chairman and chief executive officer, and SB Pan Pacific Corporation are our only shareholders who hold Class B ordinary shares. As of February 28, 2018, Mr. Joseph Chen, our founder, chairman and chief executive officer, beneficially owns approximately 22.8% of our outstanding Class A ordinary shares and approximately 55.8% of our outstanding Class B ordinary shares, representing in aggregate 48.9% of our total voting power, and SB Pan Pacific Corporation beneficially owns approximately 37.1% of our outstanding Class A ordinary shares and approximately 44.2% of our outstanding Class B ordinary shares, representing in aggregate 42.9% of our total voting power.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 28, 2018, not including options, we have 1,034,254,008 ordinary shares outstanding comprised of (i) 455,987,265 Class A ordinary shares represented by ADSs, which ADSs are freely transferable without restriction or additional registration under the Securities Act, (ii) 272,878,293 Class A ordinary shares not represented by ADSs, which are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, and (iii) 305,388,450 Class B ordinary shares which, following conversion to Class A ordinary shares by the holder of the Class B ordinary shares, are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. For example, the depositary is expected to close its transfer books temporarily in connection with the cash dividend that we announced on April 30, 2018. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2018 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

We believe we were classified as a PFIC for each of the past seven taxable years ending on December 31. Although our PFIC status for the current taxable year will not be determinable until after the close of the year, we expect, but cannot guarantee, that we will be treated as a PFIC for the current taxable year due to our ownership of and income from significant assets treated as passive under the PFIC rules. Our PFIC classification for any particular year will depend on the value of our ordinary shares and ADSs, the nature of our assets and income over time, and the nature of our business. There can be no assurance that we will not be a PFIC for any future taxable year, even if we hold fewer passive investment assets as a result of planned disposition of assets.

If we are a PFIC for any taxable year in which you hold our ADSs or ordinary shares and you are a U.S. Holder (as defined in “Item 10.E—Additional Information—Taxation—United States Federal Income Tax Considerations—General”), you generally will become subject to increased U.S. federal income tax liabilities and special U.S. federal income tax reporting requirements, unless you make a timely “mark-to-market” or, potentially, a “Qualified Electing Fund” election to mitigate some of the applicable consequences. For more information on the U.S. federal income tax consequences to you that would result from our classification as a PFIC, see “Item 10.E Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In October 2011, we completed the acquisition of 100% of the equity interest in Wole Inc., a Cayman Islands limited liability company. Wole Inc. operated 56.com, a leading user generated content online video sharing website in China, through a set of contractual arrangements between Wole Inc.’s PRC subsidiary, Beijing Woxiu Information Technology Development Co., Ltd., and Guangzhou Qianjun Internet Technology Co., Ltd., or Qianjun Technology.

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

In August 2017, we acquired 100% of Geographic Farming, LLC, a 360° real estate marketing and media service provider. Geographic Farming provides fully customizable lead capture landing pages that offer multiple home value estimates.

In December 2017, we acquired 100% of Trucker Path Inc., a transportation network company specializing in online and mobile services for the trucking industry in the United States. Trucker Path operates a large American online trucking community with over one million installs on its application on Google Play Store.

Our principal executive offices are located at 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, the People’s Republic of China. Our telephone number at this address is +86 (10) 8448-1818. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 345-949-8066. We also have offices in 33 other cities in China, including Shanghai, Guangzhou and Wuhan, as well as 4 offices in the United States and 1 office in the Philippines.

The Transaction

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

These earlier proposals have all been superseded and are no longer currently under consideration.

On April 30, 2018, we announced a cash dividend payable to all holders of ordinary shares (including ordinary shares represented by ADSs). At the same time, we also announced that Oak Pacific Investment, or OPI, a wholly-owned subsidiary of Renren Inc., would be conducting a private placement in which it would offer its ordinary shares solely to shareholders of Renren, for which the waiver of the cash dividend would be the sole form of payment that would be accepted. We refer to the cash dividend, the private placement, and the ancillary agreements and actions as the Transaction.

As of December 31, 2017, our balance sheet included US$565.4 million in long-term investments in some 57 unconsolidated subsidiaries and investment funds. The Transaction is being undertaken to reduce the number and aggregate size of these investments in order to mitigate the risk of being deemed to be an investment company within the meaning of the Investment Company Act. As of the date of this annual report, OPI holds one active business, which is our ZenZone advertising agency business. OPI also holds shares in 44 portfolio companies and interests in 6 investment funds. These portfolio companies and investment funds have an aggregate book value of US$530.6 million as of December 31, 2017, and represent the overwhelming majority of our long-term investments in terms of both book value and fair market value.

The private placement is scheduled to close on June 21, 2018. The one share in OPI currently held by Renren Inc. will be redeemed for no value as part of the Transaction, and OPI will be entirely owned by the purchasers in the private placement. Renren will cease to have any ownership interest in OPI and OPI will cease to be consolidated in our financial statements. Immediately prior to the closing of the private placement, OPI will issue a note to Renren as part of the Transaction. The principal amount of the note will be US$90,000,000, the interest rate will be 8% per year, and the term will be the earlier of five years and the date upon which OPI and its subsidiaries no longer hold any shares of SoFi.

We have furnished an amended and restated offering circular for the private placement to the SEC on Form 6-K on May 14, 2018, together with unaudited pro forma condensed consolidated financial statements of Renren. The unaudited pro forma condensed consolidated balance sheet has been prepared as though the Transaction occurred on December 31, 2017, and the unaudited pro forma condensed consolidated income statements have been prepared as though the Transaction occurred on January 1, 2015.

The special committee may amend or modify the Transaction for any reason at any time prior to the closing, including by extending the deadline for the acceptance of the offer in the private placement or by postponing the closing, and the Transaction may be cancelled for any reason at any time prior to the closing of the private placement. If the private placement is cancelled, the cash dividend will also be cancelled.

We are not disposing of our SNS or used automobile businesses, and we plan to remain listed on the NYSE after the completion of the proposed transactions. We believe that the value of our SNS and used automobile businesses, together with the value of the note to be issued by OPI and other assets that will remain in our company after the proposed transactions, will be more than sufficient to meet the continued listing requirements of the NYSE. However, if the market price of our ADSs falls further than we expect after we have paid one or more special cash dividends, it is possible that we may be unable to maintain our listing. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry—If the market price for our ADSs falls below US$1.00 for an extended period of time, or to US$0.16 at any time, our ADSs may be delisted from the NYSE.”

B.	Business Overview

Overview

Renren operates a social networking service (SNS) business, a used automobile business and a SaaS business.

Our Renren SNS revenues today consist primarily of internet value-added services, or IVAS, relating to virtual items and VIP memberships in connection with live streaming services. Woxiu, which means “a show of your own” in Chinese, is a PC-based social video platform for users to stream their performances live to viewers. We launched Renren mobile live streaming in the second quarter of 2016 to serve as the mobile counterpart to Woxiu.

Our used automobile business provides car purchasers in China with access to a wide selection of used vehicles across our network, with a focus on premium brands such as Audi, BMW, Mercedes-Benz, Land Rover and Porsche. In addition, we arrange financing options for customers through Ping An Bank and other financial services partners. We also offer value-added services including warranties, insurance and after-sale products and services. Our after-sale products and services include registration, detailing, maintenance and accessories. Our used automotive sales are growing rapidly. After launching this business in the middle of 2017, we sold about 2,200 vehicles in the second half of 2017, and used automotive sales accounted for the majority of our revenues in 2017.

As of March 31, 2018, we had 14 dealerships across China. For the most part these are located in provincial capitals or comparable cities, where we believe the mix of cost structure, consumer demand and opportunity for growth is most favorable. We provide capital, a unified brand, technology system and operational coordination. Under this model, all of the cash flow, financial and accounting recordkeeping across our dealerships is centralized. In addition marketing and promotional activities are also centralized, although certain aspects may be executed at the dealership level. Due to restrictions on foreign ownership of certain industries in China, our variable interest entity Shanghai Jieying Automobile Sales Co., Ltd., or Shanghai Jieying, is the contracting party under these arrangements.

Our SaaS business began with our launch of Chime in August 2016 and it was further expanded by our acquisition of Geographic Farming, LLC, in August 2017. Chime is an all-in-one real estate solution provider and Geographic Farming is a 360° real estate marketing and media service provider. Unlike our other businesses, our SaaS business is currently focused on the U.S. market rather than the China market.

As our business model was transitioning from our roots in social networking, we made a series of long-term investments in privately held companies that we believed would offer us synergies or access to resources and know-how. The majority of these investments by value was concentrated in the fields of internet finance, social finance, and real estate investment and management, and the number and aggregate size of these investments was significant. As of December 31, 2017, we had US$565.4 million of long-term investments, including US$318.8 million in equity method investments, US$144.8 million in cost method investments, and US$101.8 million in available-for-sale investments. However, due to the risk of being deemed to be an investment company, we launched a transaction on April 30, 2018, to dispose of most of these investments together with our ZenZone advertising agency business. See “Item 4. Information on the Company—A. History and Development of the Company—The Transaction.”

Our total net revenues have been increasing over the last three years while our losses from continuing operations have been decreasing. Our total net revenues increased from US$41.1 million in 2015 to US$63.4 million in 2016 and US$202.1 million in 2017. We had losses from continuing operations of US$223.2 million in 2015, US$194.1 million in 2016 and US$110.5 million in 2017.

Our Renren SNS

Renren, our main social networking website plus mobile service, was historically the foundation of our service offerings. Renren.com and Renren Mobile App enable users to communicate and stay connected with their friends, classmates, family members and co-workers. We began at university campuses, and we believe our users include a significant portion of current college students and recent college graduates in China. Our social networking community has diversified over the years to include white-collar professionals, university-bound high school students and other demographics. Since December 2013, partly due to increased competition for the white collar demographic and their migration to social messaging services, we have begun refocusing on the younger demographic such as university students. With 88% of our traffic now coming from our mobile services, we have transformed from a PC-based social networking company to a mobile-oriented social networking services provider.

As of December 31, 2015, 2016 and 2017, the cumulative total of our activated users was approximately 228 million, 240 million and 257 million, respectively. However, our monthly unique log-in users decreased from approximately 41 million in December 2015 to approximately 35 million in December 2016 and then further to approximately 32 million in December 2017. Furthermore, the average amount of time that unique log-in users spent on our platform decreased from approximately 1.8 hours in 2015 to approximately 1.4 hours in 2016 before increasing to approximately 1.6 hours in 2017. The decrease in users’ average time spent on our platform is primarily due to intense competition in the mobile internet environment, where there are numerous mobile applications dedicated to meet the specific needs of different users that have affected their stickiness to our platform.

Our SNS platform is accessible from internet-enabled devices, including mobile devices and personal computers, so that users can access our platform anytime from anywhere they are connected to the internet. We offer versions of our sites and client applications that have been optimized for a range of mobile device operating systems, including for iOS, Android and Windows. The mobile percentage of our monthly total user time spent on renren.com was 68.6%, 92.6% and 87.5% in December 2015, December 2016 and December 2017, respectively.

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

Historically, one of the primary approaches for us to monetize our user base was through online advertising services. We still offer a broad range of advertising formats and solutions, such as social ads, display ads, top promoted news feeds, sponsored online events, campaigns and virtual items on both web and mobile platforms of renren.com. However, online advertising generated an insignificant amount of revenue in 2017, and we have no expectation that it will constitute a significant part of our business for the foreseeable future. Furthermore, we are disposing of our ZenZone advertising agency business as part of the transaction that we announced on April 30, 2018. See “—A. History and Development of the Company—The Transaction.”

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

Our Used Automotive Sales

We provide car purchasers in China with access to a wide selection of used vehicles across our network, with a focus on premium brands such as Audi, BMW, Mercedes-Benz, Land Rover and Porsche. We also sell some new cars. We display vehicles at our in-store showrooms as well as on our Kaixin Auto app and through other online vertical channels such as Autohome and 58.com. Most sales occur in-store given the importance of the showroom experience in the premium segment. To provide transparency to our customers, we provide extensive external and interior photographs of each vehicle on our online inventory. We typically offer favorable trade-in terms in connection with our sales. Our customer support specialists are available to answer customer questions that arise throughout the process.

In addition, we arrange financing options for customers through Ping An Bank and other financial services partners. Customers can easily select among various financing options in a convenient sales process. We do not take balance sheet risk in connection with these consumer financing activities. There is typically a period of time between the financing approval and the disbursement of funds, and to address this, we usually provide financing to our dealerships to allow them to complete sales and allow customers to begin to enjoy their purchased vehicles. This interim period is normally between 5 and 25 days depending on the specific financial institutional partner which will lends the funds. We also offer value-added services including warranties, insurance and after-sale products and services. Our after-sale products and services include registration, detailing, maintenance and accessories.

Our used automotive sales are growing rapidly. After launching this business in the middle of 2017, we sold about 2,200 vehicles in the second half of 2017.

All of the cash flow, financial and accounting recordkeeping across our dealerships is centralized. In addition marketing and promotional activities are also centralized, although certain aspects may be executed at the dealership level. We also support dealers with our dealer SaaS platform, powered by big data, provides market insights and dealer management functionality and assists them in making operational and inventory management decisions. It also empowers their sales via data mining and analysis of existing customer data bases and online lead generation.

Our business is driven by data and technology at all stages of the process, from inventory purchasing, reconditioning, photography and annotation through online merchandising, sales, financing, logistics, and delivery. Through our mobile application and web app, we allow consumers to browse vehicle inventory, arrange visits to our showrooms and understand the car buying process. Users are also able to pay deposits online once an automobile is selected. Users who desire to sell their cars to us are able to input information to receive an estimate for the sale of their car. Our dealer SaaS system is designed to cover every aspect of a car dealer’s daily operations, including finance, inventory, sales, procurement, vehicle assessment, and value-added services to improve operating efficiency. It also provides market data insights to assist dealers in their inventory procurement and marketing. Our big data analytics system collects over 25 million data points daily, covering approximately 390 cities. After de-duplication, data normalization and anomaly removal, this yields approximately five million highly relevant data items related to used vehicles for further analysis.

We attract customers through a variety of channels, including referrals, walk-ins, especially for certain of our dealerships located in prime areas, and online performance-based advertising. We believe referrals are key to our customers as they will want to purchase used automobiles from a business they can trust. Each dealership has a team of customer support specialists who provide assistance to our customers located around China. Our specialists are available to assist customers with questions that arise throughout the car buying process. These specialists are available via online chat or telephone and help customers navigate the website, answer specific questions and assist in loan applications. We take a consultative approach with our customers, offering live support and acting as a trusted partner to guide them through each phase of the purchase lifecycle. We are committed to providing our customers with the highest quality transaction experience and believe our customer support specialists are a meaningful reason why customers prefer transacting with us. The effectiveness of our model is reflected in the high ratings we receive from our customers and strong customer referrals. We focus on developing our customer support specialists and providing them with the information and resources they need to offer exceptional customer service.

Our platform facilitates value-added services to car purchasers, which is currently comprised sales of third-party insurance policies and third-party warranties. Our scale and our ability to provide an effective channel for insurance brokers and companies to acquire customers have enabled us to negotiate more favorable standard terms for car purchasers. The products currently offered through our platform are accident insurance and warranties against future repairs. We earn service fees from insurance and warranty policy brokers for facilitating the sale of such insurance products.

We obtain our used vehicle inventory through the large and liquid national used-car market. The majority of our inventory is acquired directly from customers, vehicle finance and leasing companies, online sales platforms or individuals, including those who seek to trade in their vehicles in connection with a purchase. We use internally-developed algorithms to advise our dealerships which types of cars to bid on and how much to bid, identifying criteria such as make, model, price range, and likely locations of such cars. Our software sifts through over 25 million data points per day. Using this data, we can evaluate the tens of thousands of potential vehicle purchases we consider each day, giving us a distinct advantage over traditional in-person sourcing methods. We utilize a broad range of data sources, including proprietary internal data and a variety of external data sources to support our assessments.

Prior to acquiring a vehicle, we put it through a thorough inspection process covering all major systems, controls, features, brakes, tires and cosmetics. Based on our inspection, we determine the reconditioning necessary to bring the vehicle up to our internal quality standards. We do not offer vehicles for sale which are in poor condition or have a history of accidents, water or fire damage and extensive mileage or other unacceptable attributes. After acquiring a vehicle, we transport the vehicle to one of our reconditioning locations, at which point the vehicle is entered into our inventory management system. Each reconditioning location includes trained technicians, vehicle lifts, dent repair and paint capabilities, and receives on-site support from third party vendors with whom we have integrated systems to ensure ready access to parts and materials. Our centrally trained repair teams perform substantially all routine mechanical and minor body repairs in-house at our dealership locations.

As of March 31, 2018, we had 14 dealerships across China. For the most part these are located in provincial capitals or comparable cities, where we believe the mix of cost structure, consumer demand and opportunity for growth is most favorable. The 14 dealerships are located in Dalian, Chongqing, Nanjing, Jinan, Hangzhou, Shenyang, Zhengzhou, Hohhot, Yinchuan, Cangzhou, Changchun, Shanghai, Suzhou and Wuhan.

Due to restrictions on foreign ownership of certain industries in China, our variable interest entity Shanghai Jieying Automobile Sales Co., Ltd., or Shanghai Jieying, holds our interests in the dealerships. When we acquire a dealership, the original shareholder of the dealership agrees to set up a new special purpose holding vehicle to which it transfers the eligible assets, employees and business contracts owned and leased by the existing dealership. In turn, Shanghai Jieying agrees to subscribe for 70% of the equity in this new entity. The consideration for the 70% equity interest consists of cash injected into the acquired dealership as well as contingent consideration in the form of shares of Kaixin Auto Group, our subsidiary and the parent of Shanghai Jieying. The payment of the contingent consideration is contingent upon the successful listing of Kaixin Auto Group as well as the performance of the acquired dealership. In addition, if the dealership opens a new store or acquires other car dealerships, then we may negotiate an additional performance evaluation method for the new store or acquired business.

In expanding our network of dealerships, we carefully consider potential markets and conduct systematic evaluation of each potential new site, using a scoring system that we developed over the years. In our scoring system, we consider a number of factors, including:

•	location, nature and quality of the area served;

•	population density in the area served;

•	age distribution and average disposable income of consumers in the area served;

•	spending patterns, dining habits and frequency of consumers in area served;

•	locations of other car dealerships within the area served;

•	estimated customer traffic;

•	structure of the dealership, including availability of showroom and parking space; and

•	rental costs, lease economics and estimated return on investment.

In addition to our dealerships, starting from 2018, we also engage with other in-network dealers through our platform, collaborating with them primarily to meet our inventory needs and by providing them financing. We work with both large dealers, who may have a broader and diverse inventory collection and more need for our financing services, and small dealers, who may have better local knowledge or offer inventory on attractive terms. We also support dealers with our dealer SaaS platform, which provides market insights and dealer management functionality.

We manage our relationships with dealers through a dedicated in-house team. Responsibilities of this team include sourcing, review and approval of dealer financing relationships, monitoring of vehicles sourced from dealers, and management of our dealer database. We monitor performance data on a real-time basis through our dealer SaaS system.

To ensure the quality of our dealer network as well as prevent potential fraud risk, we have implemented a rigorous procedure to screen dealers based on the dealer’s licensing status, operation history, scale, location and various other factors.

Our Financing Business

We launched our financing business through internet finance services in the fourth quarter of 2014 with Renren Fenqi, a financial service platform providing credit financing to college students in China for making purchases on e-commerce platforms on an installment payment basis. In the first quarter of 2015, we launched a used automobile financing service which provides credit financing to used automobile dealers in China. In the second quarter of 2015, we launched Renren Licai, a financing platform, as one source of funds for the credit financing that we extend in our internet finance business. In the second quarter of 2016, we stopped making loans through Renren Fenqi, and we are now only collecting the remaining installment payments as they come due. The last of these installment payments will be due in the second quarter of 2018. In the third quarter of 2017, we stopped issuing new financing products on our Renren Licai platform. At the moment, the principal element of our financing business is our used automobile financing service which is now part of our Auto Group segment.

As of December 31, 2017, we had extended credit in an aggregate of RMB9,957.5 million (US$1,473.7 million) to a total of 879 used automobile dealers in 60 cities mainly concentrated in Shandong, Henan, Jiangsu, Zhejiang and Sichuan provinces. This financing makes it possible for used automobile dealers to acquire and maintain inventory for their businesses. According to the China Automobile Dealers Association, sales of used automobiles in China totaled approximately 12.4 million units in 2017, as compared with 10.4 million units in 2016 and 9.4 million units in 2015.

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

Funds for our financing business are provided by our issuance of asset-backed securities collateralized by that credit financing and by peer-to-peer platforms. In January 2016, we originated China’s first asset-backed security product collateralized by finance leasing of used automobiles with an issuance in the amount of RMB 299.8 million (US$46.1 million) and a term of 12 months. This product trades on the Shanghai Stock Exchange. In September 2016, we originated a second, similar asset-backed security product, also collateralized by finance leasing of used automobiles and also listed on the Shanghai Stock Exchange, in the amount of RMB 510.6 million (US$78.5 million) and a term of 21 months. These asset-backed securities are reflected as liabilities on our balance sheet and the corresponding collateral, which is constantly renewed over the life of the securities, as assets. The financing that is provided by peer-to-peer platforms is primarily short-term, with a term of one to three months.

Our SaaS Business

We are developing a lead generation and customer relationship management (CRM) solution for real estate professionals in the United States under the brand name Chime. Chime is a comprehensive SaaS platform being designed to offer CRM, IDX and team management solutions and help real estate professionals launch marketing campaigns, track leads’ activities, build customer relationships, manage websites and seamlessly communicate with teams across multiple devices. Our Chime team works with top real estate professionals in the San Francisco Bay Area to resolve the issues these professionals encountered from the fragmented apps and multiple disconnected systems in their daily work. Through cooperation with these top real estate professionals, Chime consolidates digital tools used in the real estate industry into one mobile-based easy-to-use platform.

We launched Chime in August 2016. Our Chime team consists of 221 employees as of December 31, 2017, among which 169 employees are responsible for research and development, 23 employees are responsible for sales and 29 employees are responsible for operations and general administration. Our Chime research and development team is based in Beijing and Wuhan and our Chime sales and operation teams are based in Utah. This business is still in an early stage.

In August 2017, we acquired 100% of Geographic Farming, LLC, a 360° real estate marketing and media service provider. Geographic Farming provides fully customizable lead capture landing pages that offer multiple home value estimates. We have enhanced Geographic Farming with Chime’s customer relation management solution.

Strategic Investments

As our business model was transitioning, one of our principal business activities was evaluating and making a series of long-term investments in privately held companies that we believe offer us synergies or access to resources and know-how. The majority of these investments by value was concentrated in the fields of internet finance, social finance, and real estate investment and management, and the number and aggregate size of these investments was significant. As of December 31, 2017, we had US$565.4 million of long-term investments, including US$318.8 million in equity method investments, US$144.8 million in cost method investments, and US$101.8 million in available-for-sale investments. Our single largest long-term investment as of December 31, 2017 was a 14.97% interest in SoFi with a book value of US$208.7 million, which accounted for 36.9% of our total long-term investments as of that date. Notes 10 to our financial statements included in this annual report gives detailed disclosure on our long-term investments.

We typically invested in early-stage companies where we could offer advice and guidance in shaping the company’s development. While we primarily invested through the acquisition of non-controlling interests, we would normally obtain a board seat as a condition of making an investment of significant size. In order to prevent our ownership interest from being diluted, we invested in multiple rounds of financing in certain companies. Our strategy of acquiring non-controlling interests allowed us to invest in more companies than would have been the case if we were to only acquire controlling interests. Furthermore, our strategy of acquiring non-controlling interests greatly expanded the selection of companies that we could invest in, as founders of early-stage companies are often unwilling to sell a controlling interest. We believe that our connections with companies with related businesses helped us achieve our strategic goals even in the absence of control.

Due to the risk of being deemed to be an investment company, we launched a transaction on April 30, 2018, to dispose of OPI, the entity that holds most of these investments together with our ZenZone advertising agency business. See “Item 4. Information on the Company—A. History and Development of the Company—The Transaction.” As of the date of this annual report, OPI holds shares in 44 portfolio companies and interests in 6 investment funds. These portfolio companies and investment funds have an aggregate book value of US$530.6 million as of December 31, 2017, and represent the overwhelming majority of our long-term investments in terms of both book value and fair market value.

Our long-term investments in early-stage companies did not significantly impact our results of operations before the year 2016. However, impairment of long-term investments significantly increased our net losses in both 2016 and 2017. We had impairment of long-term investments of US$102.3 million in the year ended December 31, 2016. Of this, US$50.8 million was due to impairment of our investment in 268V Limited and US$32.3 million was due to impairment of our investment in Motif Investing Inc. We also had impairment of long-term investments of US$113.1 million in the year ended December 31, 2017. Of this, US$35.0 million was due to impairment of our investment in Credit Shop, Incorporated, US$15.0 million was due to impairment of our investment in Zhu Chao Holdings Company Limited, US$12.1 million was due to impairment of our investment in 268V Limited, US$11.6 million was due to impairment of our investment in Eunke Technology Ltd., US$11.0 million was due to impairment of our investment in KoolRay Vision Inc. and US$10.0 million was due to impairment of our investment in Snowball Finance Inc.

In addition to our long-term investments in early-stage companies, we made a number of long-term investments in investment partnerships and short-term investments in financial instruments. These investments were made for cash management purposes. Notes 9 and 10 to our financial statements included in this annual report give detailed disclosure on these investments. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry—If we fail to manage our cash prudently, we may suffer material losses or material fluctuation in the value of our assets or be unable to carry out our business strategies.”

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

Users can acquire Renren Beans and Renren Points online by purchasing the virtual currency directly on our Renren platform through third-party online payment systems through bank cards and mobile and SMS payments, among other methods. In cooperation with third-party payment service providers, such as Alipay, Apple Pay, WeChat Pay, 99 Bills, Yeepay and Jcard, we provide a wide selection of payment services to users.

Sales and Marketing

Sales team for financing and SaaS business

We have established a team of sales and marketing personnel dedicated to our financing business. As of December 31, 2017, we had 338 sales and marketing personnel focusing on our growing financing business. Most of these personnel visit used automobile dealerships to persuade dealers to take out or renew loans from us. We also have sales and marketing personnel based in Utah, Arizona and the Philippines who are responsible for growing our incipient Chime business.

Used Automobile Sales

We believe our customer base is similar to the overall market for used automobiles at the typical price points of our vehicles. As of the date of this annual report, the growth of our used auto sales business has primarily been through referrals from one customer to the next. We also believe our strong customer focus ensures customer loyalty which will drive both repeat purchases and referrals. Our sales are primarily made in-store, but we have invested heavily in our online sales channel, including through the Kaixin app and our web interface. We also utilize other online vertical channels. We believe this is a key advantage over our competitors, whether traditional dealers, who do not have a strong offline presence, or online-only competitors, who lack the offline infrastructure and in-store experience we are able to provide.

Advertising Sales

As is customary in China, we sell our online advertising services and solutions primarily through third-party advertising agencies that represent end-advertisers. Our sales force for online advertising services is organized by industry and provides a broad range of services and solutions.

Marketing and Brand Promotion

We believe that brand recognition is important to our ability to attract users. We have engaged in both online and offline marketing activities to promote our Renren brand, Chime brand and to rebrand our dealerships, many of which have an established local brand, as Kaixin Dealerships. To date, user recognition of our Renren brand has primarily grown virally, and we have built our Renren brand with modest marketing and brand promotion expenditures. In addition, for our used automotive sales business, we work with dealerships on marketing initiatives to further leverage our Kaixin brand value. Our dealerships also engage in certain other promotional activities, including placement of local radio ads. From 2015 to 2017, we launched a series of online and offline branding campaigns to solidify our Renren brand among the young generation. Although we may have to expand on our promotions from time to time, especially when we launch new services or products, our marketing expenses for these promotions are relatively small when compared to those of our principal competitors.

To encourage such viral growth, we focus on continuously improving the quality of our services, as we believe satisfied users and their friends are more likely to recommend our services to others. We also work with other operators and platforms for cross-marketing and co-branding projects to further leverage our existing brand value.

We have a marketing team that initiates various marketing activities. For example, we market our services through media partnerships, co-branding campaigns with other brands, initiatives with hit movies and sponsorship of cultural events such as music festivals. From 2015 to 2017, we organized a marketing think tank alliance “Young People Matter” with leading consumer brands, major advertising agencies and a variety of other organizations in China. We hosted a series of events for the alliance members to conduct direct conversations with college students, particularly the thought leaders and active users on renren.com. We believe that this alliance and its events further strengthened Renren’s reputation as an SNS platform for the young population in China and we expect to continue to actively participate in it.

We are currently aggressively rebranding our dealerships, many of whom have an established local brand, as Kaixin Dealerships. Currently, we are co-branding our dealerships to associate their existing brands with the Kaixin brand, which means “Happiness” in Chinese and has had strong impact and positive response in other applications, including a social gaming platform previously operated by Renren. By empowering our dealers with this highly recognizable brand name, they will gain further credibility and trustworthiness.

To date, user recognition of our brand has primarily grown virally and by referrals, and we have built our brand with modest marketing and brand promotion expenditures. To encourage such viral growth, we focus on continuously improving the quality of our services, as we believe satisfied users and their friends are more likely to recommend our services to others. In addition, we work with dealerships on marketing initiatives to further leverage our brand value. Our dealerships also engage in certain other promotional activities, including placement of local radio ads.

We anticipate future marketing experience to mostly be performance-based advertising, with the purpose being to drive traffic that translated to customer purchases. We believe this is an appropriate strategy in the premium used automobile market, where customers are widely distributed and who engage in used automobile transactions relatively infrequently. We expect these advertisements will generally fall into three areas: vertical automotive media, selected online channels and selected offline channels. In addition to our paid channels, we intend to attract new customers through enhancing our media and public relations efforts, including organic marketing to enhance our reputation. Although we may have to expand on our promotions from time to time, especially when we launch new services or products, we expect our marketing expenses for these promotions will be relatively small when compared to those of our principal competitors.

Seasonality

Seasonal fluctuations and industry cyclicality have affected our business in the past. Our Renren SNS business is indirectly affected during the summer and winter vacations because many students do not broadcast when they are away from school. Our automotive sales business is affected by seasonality in used automobile sales, which tends to affect dealers’ need for financing for new inventory. Used automobile sales tend to be lower in the first quarter of each year than in the other three quarters due to the effect of the Chinese New Year holiday. Our financing business is indirectly affected by seasonality in used automobile sales, which tends to affect dealers’ need for financing for new inventory. As our financing business and our automotive sales business is still growing rapidly, seasonality may be less evident than it otherwise would be, and as our business continues to evolve, the nature of our seasonality may change.

Competition

The internet industry in China is rapidly evolving and highly competitive. We face significant competition in almost every aspect of our business. In our social networking business that provides multiple services, including live streaming service and other value-added services, we compete with companies and services such as Tencent’s WeChat, QQ mobile, and Q-zone, SINA’s Weibo, Momo, YY, Huajiao and Douyu. Competition with these services in the mobile landscape is as intense as with their PC counterparts, if not more so. In our financing business, we primarily compete with the companies of providing financing services to individual consumers and dealerships in automobile financing services. We expect the competition in the internet finance industry in China will continue to intensify as the industry develops in the near future. In relation to our used automobile sales business, our competitors primarily include the publicly and privately owned used and new car dealers, online and mobile sales platforms, as well as millions of private individuals.

We compete for users and user engagement primarily on the basis of helping users communicate, share and have fun on our platform as a result of quality and innovation in our user-facing products, as well as brand name and recognition and quality of user-generated content. We believe the mobile market competitive landscape will continue to intensify in the near future.

We compete for financing business primarily on our risk management and data management capabilities, our brand reputation, our sales capability, our stable partner relationships, our technical strength and our process management.

In addition, the PRC automobile marketplace is highly fragmented. We also compete against many online automobile platforms, including Uxin, Guazi, Dasouche, and Renrenche for our automotive sales business. A number of used vehicles are also bought and sold through privately negotiated transactions.

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

In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating License, or the Telecom License Measures. On July 3, 2017, Telecom License Measures was further revised and it became effective on September 1, 2017. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an interregional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

To comply with these laws and regulations, our information services operator, Qianxiang Tiancheng, holds a value-added telecommunications business operating license and an ICP license, and our ICP operators Qianxiang Wangjing and Wole Shijie both hold ICP licenses.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council in December 2001 and amended in September 2008 and 2016, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or its authorized local branches, and the relevant approval application process usually takes six to nine months.

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

Regulations on Information Security

The Ministry of Public Security promulgated measures in 1997, further revised in 2011, that prohibit the use of the internet in ways which, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities. In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

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

In November 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. This is the first Chinese law that focuses exclusively on cyber security. The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backup and encryption. The Cybersecurity Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihood, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public service and e-government. However, no official guidelines as to the scope of “critical information infrastructure” have been formally issued.

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

Regulations on Internet Privacy

In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The PRC law does not prohibit ICP operators from collecting and analyzing personal information from their users. However, the Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. Pursuant to Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress in 2012, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. In December 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective in March 2012. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulge, damage, tamper or loss of users’ personal information.

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

In November 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and that they are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, the Cyber Security Law imposes breach notification requirements that will apply to breaches involving personal information.

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

On December 1, 2016, the MOC issued the Online Game Operation Notice, which became effective on May 1, 2017. The Online Game Operation Notice standardizes rules regarding the issuance of virtual items used for online games. The Online Game Operation Notice provides that the issuance and exchange of virtual items issued by online game operators must be administered in accordance with the regulations applicable to virtual currency; that online game operators generally may not allow online game virtual currency to be exchanged for real currency or physical items; requires that, when online game operators allow users to exchange small-value physical items for virtual items, the content and value of such physical items must comply with applicable laws and regulations; and stipulates that online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currencies in exchange for virtual items and services and must publish the results of such lucky draws or lotteries on the website of or other conspicuous location in the game and must maintain all relevant records for at least 90 days. In addition, enterprises engaged in online game operations shall require online game users to register their real names by using valid identity documents and shall limit the amount that an online game user may top up each time in each game.

Qianxiang Wangjing possesses an Online Culture Operating Permit with a business scope encompassing the “issuance of virtual currency.”

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the State Administration for Industry and Commerce. We conduct our advertising business (including our ZenZone business) through consolidated affiliated entities in China, namely Qianxiang Tiancheng and Qianxiang Wangjing.

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

In July 2016, the State Administration for Industry and Commerce issued the Interim Measures for the Administration of Internet Advertising, which became effective on September 1, 2016. These interim measures clarify that “internet advertisements” means commercial advertisements that promote commodities or services directly or indirectly via internet media such as websites, webpages and internet applications in the form of texts, pictures, audio, video or other forms. These interim measures also create a number of new requirements for internet advertisers. For example, these interim measures state that paid search advertisements should be clearly distinguished from ordinary search results. In addition, consistent with the Advertising Law, these interim measures require that advertisements published on internet pages in the form of pop-ups or other similar forms shall be clearly marked with a “close” button to ensure “one click to close.” The measures also prohibit unfair competition in internet advertisement publishing, including (1) providing or using any programs or hardware to intercept or filter any legally operated advertisements of other persons; and (2) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block legally operated advertisements of other persons or load advertisements without authorization. Violation of these regulations may result in fine of no more than RMB 30,000 (US$4,611), with any punishments administrated by the Administrative Authority for Industry and Commerce in the place where the advertisement publisher is located.

In February 2018, the State Administration for Industry and Commerce promulgated the Notice on Launching Special Overhaul of Internet Advertising. This notice specifies that illegal internet advertisements that have an adverse social impact, generate enormous publicity or are detrimental to the personal and property safety of the public will be regulated more strictly.

Regulations on Broadcasting Audio/Video Programs through the Internet

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

In 2009, the SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must comply with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved by SARFT, and the distributors of these movies and television shows must obtain an applicable permit before releasing any such movie or television show. In 2012, SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2014, the State Administration for Press, Publication, Radio, Film and Television (formed when GAPP was combined with SARFT in March 2013) released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, and also that online audio/video content service providers should not release any internet dramas or micro films that were produced with any entity lacking such permit. For internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as the producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and which content complies with the relevant content management rules. This notice also requires that online audio/video content, include internet drama and micro films, be filed with the relevant authorities before release.

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

On March 16, 2018, the State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China issued the Notice on Further Regulating the Order of Transmitting Online Audio-visual Programs. The notice prohibits all online audio/video service providers from engaging in (i) production and transmission of any unauthorized re-editing, re-dubbing or parody of other films, television programs, and online audio-visual programs, (ii) transmitting any trailers or previews of radio and television programs or audio-visual programs that have not obtained the relevant permit or completed required filing procedures. Further, any audio-visual program service provider which has not obtained the License for Online Transmission of Audio-Visual Programs may not engage in sponsorship of or any form of cooperation with any audio-visual program.

Wole Shijie operates woxiu.com, a social video platform for users to stream performances live to viewers. For such services, Guangzhou Qunge Information Technology Co., Ltd., a wholly-owned subsidiary of Wole Shijie, currently holds an ICP license, a Broadcasting and Television Program Production and Management License, as well as an Online Culture Operation License, which among other things permits woxiu.com to provide plays, programs and performances. Guangzhou Qunge does not hold an Audio/Video Program Transmission License. In addition, we also opened our social graph from a friend-based network to a follow-based social network, and multi-likes and mobile live streaming have been added to the app and are rapidly becoming popular features. To provide such services, Qianxiang Wangjing currently holds an ICP license and an Online Culture Operation License, which among other things permits renren.com to provide plays, programs and performances. Qianxiang Wangjing does not hold Audio/Video Program Transmission License.

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

Regulations on Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998 and revised in January 2011, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, which came into force in January 2011. These interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fundraising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to these interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB 1,000,000 (US$153,697), (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB 500,000 (US$76,849), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases promulgated on March 25, 2014, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fundraising.

Regulations on Internet Finance Services

In July 2015, ten PRC regulatory agencies, including the People’s Bank of China, the MIIT and the China Banking Regulatory Commission, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines call for active government support of China's internet finance industry, including the online peer-to-peer lending service industry, and clarify the division of responsibility among regulatory agencies. The Guidelines specify that the China Banking Regulatory Commission will have primary regulatory responsibility for the online peer-to-peer lending service industry in China and state that online peer-to-peer lending service providers shall act as an intermediary platform to provide information exchange, matching, credit assessment and other intermediary services, and must not provide credit enhancement services and/or engage in illegal fund-raising. The Guidelines provide additional requirements for China's internet finance industry, including the use of custody accounts with qualified banks to hold customer funds as well as information disclosure requirements.

In August 2016, four PRC regulatory agencies, including the China Banking Regulatory Commission, the MIIT, the Ministry of Public Security and Cyberspace Administration of China, published the Interim Measures on the Administration of Business Activities of Peer-to-Peer Lending Information Intermediaries, which we refer to as the Interim Measures. The Interim Measures define online lending intermediaries as the financial information intermediaries that are engaged in online peer-to-peer lending information business and provide lenders and borrowers with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation. Consistent with the Guidelines, the Interim Measures prohibit online lending intermediaries from providing credit enhancement services and collecting funds directly or indirectly, and require, among others, (i) that online lending intermediaries intending to provide online lending information agency services and its subsidiaries and branches must make relevant record-filing with local financial regulatory authorities with which it is registered after obtaining the business license; (ii) that online lending intermediaries operating telecommunication services must apply for relevant telecommunication service license after the completion of the record-filing and registration with the local financial regulatory authority; and (iii) that online lending intermediaries must materially specify the online lending information intermediary in the business scope.

The Interim Measures list the following businesses that an online lending intermediary must not, by itself or on behalf of a third party, participate in: (i) financing for themselves whether or not in disguised form; (ii) accepting or collecting directly or indirectly the funds of lenders; (iii) providing lenders with guarantee or promise on guarantee of principal and interest directly or in disguised form; (iv) publicizing or promoting financing projects at physical locations or entrusting or authorizing a third party to do so; (v) extending loans, except otherwise as provided by laws and regulations; (vi) splitting the term of any financing project; (vii) offering wealth management and other financial products by themselves to raise funds, and selling as an agent bank wealth management, securities company asset management, fund, insurance or trust products and other financial products; (viii) conducting asset securitization business or realizing transfer of creditors' rights in the forms of asset packaging, asset securitization, trust assets, fund shares, etc.; (ix) engaging in any form of mixture, bundling or agency with other institutions in investment, agency in sale, brokerage and other business except as permitted by laws, regulations and relevant regulatory provisions on online peer-to-peer lending; (x) falsifying or exaggerating earnings outlook of financing projects, concealing the defects and risks of financing projects, making false advertising or promotion, etc., by using ambiguous words or other fraudulent means, fabricating or spreading false or incomplete information impairing the business reputation of others or misleading lenders or borrowers; (xi) providing information intermediary services for high-risk financing which uses the borrowed funds for investment in stocks, over-the-counter fund distribution, futures contracts, structured funds and other derivative products; (xii) engaging in businesses such as crowd-funding in equity; and (xiii) other activities prohibited by the laws, regulations and the regulatory provisions on online peer-to-peer lending. In addition, the Interim Measures stipulate that online lending intermediaries shall not operate businesses other than risk management and necessary business processes such as information collection and confirmation, post-loan tracking and pledge management in accordance with online lending regulations, via offline physical locations. Furthermore, the Interim Measures provide that online lending intermediaries shall, based on their risk management capabilities, set upper limits on the loan balance of a single borrower borrowing both from one online lending intermediary and from all online lending intermediaries. In the case of natural persons, this limit shall not be more than RMB200,000 for one online lending intermediary and not more than RMB1 million in total from all platforms, while the limit for a legal person or organization shall not be more than RMB1 million for one online lending intermediary and not more than RMB5 million in total from all platforms. Moreover, the Interim Measures require that each online lending intermediary (i) separate its own capital from funds received from lenders and borrowers and (ii) select a qualified banking financial institution as its funding custodian institution, which shall perform custody and administrative responsibilities as required.

The Interim Measures also set out certain additional requirements applicable to online lending intermediaries on, among other things, the real-name registration of lenders and borrowers, the risk control, internet and information security, limits on the fund collection period (up to 20 business days), allocation of charges, personal credit management, file management, lenders and borrowers protection, prohibition on making decisions by online lending intermediaries on behalf of the lender without the authorization of the lender, administration of electronic signatures and information disclosure. Any violation of the Interim Measures by an online lending intermediary may subject such online lending intermediary to certain penalties as determined by applicable laws, and regulations, or by relevant government authorities if the applicable laws and regulations are silent on the penalties. The applicable penalties may include but are not limited to, criminal liabilities, warning, rectification, tainted integrity record and fines of up to RMB30,000. If any online lending intermediary established prior to the implementation of these Interim Measures fails to conform to the provisions of these Interim Measures, the local financial regulatory authority shall require such online lending intermediary to make rectification, and the rectification period shall not exceed 12 months.

On October 28, 2016, the China Banking Regulatory Commission, the MIIT and the State Administration for Industry and Commerce jointly published the Guidelines on the Administration of Record-filings of Online Lending Information Intermediary Agencies to establish and improve the record-filing mechanisms for online lending intermediaries. According to the guidelines, a newly established online lending intermediary shall make the record-filings with the local financial regulatory authority after obtaining the business license; while with respect to any online lending intermediary which is established and begins to conduct the business prior to the publication of these guidelines, the local financial regulatory authority shall, pursuant to relevant arrangement of specific rectification work for risks in online peer-to-peer lending, accept the application for record-filings submitted by a qualified online lending intermediary, or any online lending intermediary which has completed the rectification confirmed by relevant authorities.

On February 22, 2017, the China Banking Regulatory Commission released the Guidelines to Regulate Funds Custodian for online lending intermediaries. These guidelines define depositories as commercial banks that provide online lending fund custodian services, and stipulate that the depositories shall not engage in offering any guarantee, including: (i) offering guarantees for lending transaction activities conducted by online lending intermediaries, or undertaking any liability for breach of contract related to such activities; (ii) offering guarantees to lenders, guaranteeing principal and dividend payments or bearing the risks associated with fund lending operations for lenders.

On April 18, 2017, the Online Lending Rectification Office issued the Notice on the Performance of Check and Rectification of Cash Loan Business Activities and a supplementary notice. This notice requires the local branches of the Online Lending Rectification Office to conduct a comprehensive review and inspection of the cash loan business of online lending platforms and require such platforms to implement necessary improvements and remediation within a specific period to comply with the relevant requirements under the applicable laws and regulations. The notice focuses on preventing malicious fraudulent activities, loans that are offered at excessive interest rates and violence in the loan collection processes in the cash loan business operation of online lending platforms. The Online Lending Rectification Office also issued a list of cash loan business activities that are to be examined.

On August 23, 2017, the General Office of the China Banking Regulatory Commission released the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries. Consistent with the Interim Measures, these guidelines emphasize the requirement of information disclosure by an online lending intermediary and further, detail the frequency and scope of such information disclosure. Any violation of the these guidelines by an online lending intermediary may subject the online lending intermediary to certain penalties under Interim Measures. In addition, the guidelines require online lending intermediaries that do not fully comply with the guidelines in conducting their business to rectify the relevant activities within six months after the release of the guidelines.

On December 1, 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying “Cash Loan” Business, or Circular 141, outlining general requirements on the “cash loan” business conducted by network microcredit companies, banking financial institutions and online lending information intermediaries. Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on customers and unsecured etc. Circular 141 sets forth several general requirements with respect to “cash loan” business, including, without limitation: (i) no organizations or individuals may conduct the lending business without obtaining approvals for the lending business; (ii) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People's Court; (iii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower's eligibility, credit limit and cooling-off period, etc. Loans to any borrower without income sources are prohibited; and (iv) all relevant institutions shall enhance the internal risk control and prudentially use the “data-driven” risk management model. In additions, Circular 141 emphasizes several requirements on the online lending information intermediaries. For instance, such intermediaries are prohibited from facilitating any loans to students or other persons without repayment source or repayment capacity, or loans with no designated use of proceeds. Also, such intermediaries are not permitted to deduct interest, handling fee, management fee or deposit from the principal of loans provided to the borrowers in advance. Any violation of Circular 141 may result in penalties, including but not limited to suspension of operation, orders to make rectification, condemnation, disapproval of recordation, revocation of license, order to cease business operation, and criminal liabilities.

There are also certain rules, laws and regulations relevant or applicable to the online peer-to-peer lending service industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court.

Due to the relatively short history of peer-to-peer lending in China, the regulatory framework governing the industry is still under development and the PRC government authority may promulgate new laws and regulations regulating peer-to-peer lending services in the future, we cannot assure you that our practice would not be deemed to violate any PRC laws or regulations, especially relating to illegal fund-raising, credit enhancement services and/or information disclosure. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing internet finance service in China are evolving and subject to changes. If our practices are deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.”

Regulations on Consumer Finance Companies

Pursuant to the Administrative Measures for Pilot Consumer Finance Companies issued by the China Banking Regulatory Commission in November 2013, establishing a consumer finance service company is subject to approval from the China Banking Regulatory Commission, and the company should also satisfy certain requirements such as having qualified contributors, with registered capital no less than minimum amount specified, and having eligible directors and senior managements and qualified practitioners familiar with consumer finance business, among other requirements. Pursuant to these measures, consumer finance companies are defined as non-banking financial institutions incorporated within the territory of China upon the approval of the China Banking Regulatory Commission, providing PRC domestic residents with loans for consumption purposes, but excluding real estate loans and motor loans.

Both domestic and foreign financial institutions and other contributors recognized by the China Banking Regulatory Commission are allowed to invest in consumer finance companies. The major investor of a consumer finance company, by which is meant an investor who contributes 30 percent or more of the consumer finance company’s registered capital, must meet a set of stringent requirements, including that the investor have at least five years’ experience in the consumer finance sector, that its total assets at the end of the most recent fiscal year be no less than RMB 60 billion (US$9.2 billion) or its equivalent foreign currency, and that it be in a sound financial situation and have been profitable for the most recent two fiscal years.

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The People’s Bank of China and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers, including online peer-to-peer lending platforms, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The People’s Bank of China will formulate implementing rules to further specify the anti-money laundering obligations of internet finance service providers.

The General Office of the State Council promulgated the Opinions on Improving Anti-Money Laundering, Anti-Terrorism Financing and Anti-Tax Evasion Regulatory Systems and Mechanisms on August 29, 2017. According to the opinions, the establishment of anti-money laundering financial regulatory systems for particular non-financial institutions is required to meet international anti-money laundering standards, and certain industries prone to a high risk of money laundering, such as real estate agents, precious metal and jeweler sales, corporate services and other specific non-financial industries, will be strictly regulated.

Regulations on Financing Leasing

In September 2013, the Ministry of Commerce issued the Administration Measures of Supervision on Financing Lease Enterprises, or the Leasing Measures, to regulate and administer the business operations of financing lease enterprises. According to the Leasing Measures, financing lease enterprises are allowed to carry out financing lease business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, the Leasing Measures prohibit financing lease enterprises from engaging in financial business such an accepting deposits, and providing loans or entrusted loans. Without the approval from relevant authorities, financing lease enterprises shall not engage in inter-bank borrowing and other businesses. In addition, financing lease enterprises are prohibited from carrying out illegal fund-raising activities in the name of financing lease. The Leasing Measures require financing lease enterprises to establish and improve their financing and internal risk control system, and a financing lease enterprise’s risk assets shall not exceed ten times of its total net assets. Risk assets generally refer to the adjusted total assets of a financing lease enterprise excluding cash, bank deposits, sovereign bonds and entrusted leasing assets.

Regulations on Vehicle Leasing Programs Operating on a Sale-and-Leaseback Basis

On July 11, 2013, the Ministry of Commerce published an Announcement on Strengthening and Improving the Approval and Administration of Foreign-Funded Finance Leasing Companies, which states that no foreign-funded finance leasing company shall engage in activities such as taking deposits, offering loans or being entrusted to grant loans. Further, without approval from relevant authorities, such an enterprise shall not conduct an interbank lending business or an equity investment business. On September 18, 2013, the Ministry of Commerce issued Administrative Measures for the Supervision of Financial Leasing Enterprises which require, in part, that financial leasing enterprises have assets and risk management abilities sufficient for their proposed business activities. These measures also require that foreign investors applying for the establishment of a financial leasing enterprise must comply with relevant provisions on foreign investment. The Guidance of the General Office of the State Council on Accelerating the Development of Financing Leasing Industry, issued by the General Office of the State Council in 2015, requires the establishment of a unified administrative and regulatory system for domestic as well as foreign investment in the leasing industry. According to this guidance, foreign investment in the leasing industry is entitled to enjoy the same treatment as domestic investment in terms of business scope, trading rules, regulatory indicators, information submission and inspection.

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

Regulations on Used Automobile Trading

On August 29, 2005, the State Administration of Taxation, the State Administration for Industry and Commerce, the Ministry of Commerce and the Ministry of Public Security jointly promulgated the Measures for the Administration of the Trading of Used Automobiles, or the Used Automobile Trading Measures, which became effective on October 1, 2005 and was further revised on September 14, 2017. Pursuant to the Used Automobile Trading Measures, only an enterprise legal person duly registered with the State Administration for Industry and Commerce or its local branches may engage in used automobile trading, either as an operator of used automobiles markets, as a retailer, or as a brokerage entity.

Under the Used Automobile Trading Measures, a seller of used automobiles must verify certain background information regarding the automobiles for sale, including verification of the identity certificate of the previous owner, the number plate of the automobile, the motor vehicle registration certificate, driver’s license of the previous owner, proof that the automobile has passed the security technical examination, automobile insurance, and payment certificate of relevant taxes and fees. Used automobile retailers shall also provide quality guarantees as well as after-sales services, information about which shall be clearly indicated at its business location from 2018. Furthermore, under certain circumstances, used automobiles are prohibited from being resold, including instances where an automobile has been discarded as unusable, been required to be discarded, or been obtained by illegal means, such as through theft, robbery or fraud.

On March 24, 2006, the Ministry of Commerce promulgated the Specifications for Used Automobile Trade, which provided detailed requirements as to the responsibilities of used automobiles trading entity regarding the trading of used automobiles, including the confirmation of the identity of the seller and the legitimacy of the used automobiles, signing contract for used automobile trading, establishing transaction archives and keeping records for at least three years.

Regulations on Automobile Sales

On April 5, 2017, the Ministry of Commerce promulgated the Measures on the Administrations of Sales of Automobile, or the Measures on Sales of Automobile, which came into effect on July 1, 2017 and the original Implementation Measures for the Administration of Sales of Branded Automobile, or the “Branded Automobile Sales Measures” will be abolished at the same time. According to the Measures on Sales of Automobile, the supplier and distributors of automobiles within the territory of the PRC shall build up an integrated system for automobile sales and after-sales services, guarantee supply of the related auto accessory, provide timely and effective after-sales services, and strictly follow the regulations concerning, among others, 3R (i.e. "replace, repair and refund") and recall of household automobiles to guarantee consumers' legitimate rights and interests. A dealer who sells an automobile without authorization from a supplier or an automobile which is not authorized to be sold by an automobile manufacturer outside the country shall provide a reminder and explanation to the consumer in writing and inform the consumer of the relevant responsibility in writing. When the dealer sells the car to the consumer, it shall verify the valid identity certificate of the registered consumer, sign the sales contract, and issue the sales invoice.

Regulations on Parallel-import Automobile Sales

On February 22, 2016, the Ministry of Commerce, the Ministry of Industry and Information Technology, Ministry of Environmental Protection, Ministry of Transport, General Administration of Customs, General Administration of Quality Supervision and Inspection and Quarantine and Certification and Accreditation Administration of the People’s Republic of China jointly issued Several Opinions on Promotion of Pilot Program of Parallel-import Automobile. According to these opinions, pilot enterprises can import automobiles and establish a distribution network without authorization from a supplier, and can apply for an automatic import license for automobile products according to their actual business operation requirements. Pilot enterprises shall be subject to the regulations on administration of automatic import licenses, submit the license for verification and complete the customs formalities at the import entrance.

On April 27, 2017, Shanghai Municipal Commission of Commerce and China (Shanghai) Pilot Free Trade Zone Administration jointly issued Notice on Adjustment on the Pilot Enterprises of Parallel-import Automobile in China (Shanghai) Pilot Free Trade Zone, which requires that the pilot enterprises registered in China (Shanghai) Pilot Free Trade Zone shall obtain an automatic import license to sale imported automobile without authorization from the automobile producer, and shall meet the following requirements to operate parallel-import Automobile business: (1) it shall has been operating sales of imported automobile for at least one year and its sales business has reached a certain scale; (2) the pilot enterprise or any of its wholly owned enterprise/ controlling enterprise with automobile sales certificate is registered in China (Shanghai) Pilot Free Trade Zone; (3) it has branches and facilities for maintenance, service and supply of auto parts that match its business scale. Any pilot enterprise that can’t meet this requirement shall depend on a third party to provide such services to participate in the pilot program; (4) it has good reputation and has perfect purchasing channels of oversea automobile and abundant experience in automobile sales industry; (5) the enterprise that has participated in the pilot program and has parallel-import records at Shanghai port shall be prioritized.

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

Patent. The Patent Law was originally adopted in 1984. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. We have obtained 11 patents granted by the State Intellectual Property Office.

Copyright. The Copyright Law was originally adopted in 1990. The Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

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

Software products. In China, holders of computer software copyrights enjoy protections under the Copyright Law. Various regulations relating to the protection of software copyrights in China have promulgated, including the Copyright Law, which was originally promulgated in 1990, the Regulation for the Implementation of the Copyright Law, which originally came into effect in September 2002, and the Measures for the Registration of Computer Software Copyright, which were issued by the National Copyright Administration in 2002. Under these regulations, computer software that is independently developed and exists in a physical form is protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights, exclusive licensing and transfer contracts with the Copyright Protection Center of China or its local branches is encouraged. Such registration is not mandatory under Chinese law, but can enhance the protections available to the registered copyrights holders. The Computer Software Copyright Registration Procedures, issued by the National Copyright Administration in 2002, apply to software copyright registration, license contract registration and transfer contract registration. We have registered 52 computer software copyrights in compliance with the above rules and to take advantage of the protections under them.

Trademark. The PRC Trademark Law was originally adopted in 1982. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years for registered trademarks, plus another ten years if requested upon expiration of the first or any subsequent ten-year term. Trademark license agreements must be filed with the Trademark Office for record. “人人” and “人人分期” are registered trademarks in China. We have also applied with the Trademark Office to register additional trademarks and logos, including “开心汽车”, “人人财富,” “人人直播” and “目绵直播” ..

Domain Names. In 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names. These measures regulate the registration of domain names, such as the first tier domain name “.cn.” In November 2014, the CNNIC issued the Rules of First-Tier Domain Dispute Resolution, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered domain names including renren.com, xiaonei.com, kaixin.com, chimeroi.com and mumiantv.com. In December 2013, we entered into a Registry Agreement with ICANN, which grants us the right to use the generic top level domain name .ren.

Regulations on Anti-unfair Competition

Under the Anti-Unfair Competition Law, effective in 1993 and revised in 2017, a business operator is prohibited from carrying out acts intending to cause confusion, which would mislead others into thinking that its products belong to another party or that there is an association with another party, by:

•	using without permission, a mark that is identical with or similar to product names, packaging or decoration of others with a certain degree of influence;

•	using without permission, the name of an enterprise, a social organization or an individual with a certain degree of influence;

•	using without permission, the main element of a domain name, website name or webpage with a certain degree of influence;

•	carrying out confusing acts that are intended to mislead others into thinking that a product belongs to another party or there is an affiliation with another party.

Regulations on Foreign Exchange

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

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, also known as SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments

In March 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. According to SAFE Circular 19, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiaries are still not allowed to extend intercompany loans to our VIEs. In addition, as SAFE Circular 19 was promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

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

As of December 31, 2017, the registered capital of our wholly foreign-owned subsidiary Qianxiang Shiji was US$180.0 million with paid-in capital of US$175.0 million. Qianxiang Shiji has not made any profits to date, and thus is not subject to the statutory reserve fund requirement. Qianxiang Shiji has not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2017, our PRC subsidiary Qianxiang Shiji had an accumulated deficit of approximately US$64.6 million in accordance with PRC accounting standards and regulations.

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

Regulations on Employee Stock Options Plans

In 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly listed company and it was further amended on May 29, 2016. In 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice, which simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks.

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

Regulations on Concentration in Merger and Acquisition Transactions

In August 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which were amended in 2009. The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in 2008 are triggered.

C.	Organizational Structure

The following diagram illustrates our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

(1)	Qianxiang Yixin is 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, our director and chief operating officer. We effectively control Qianxiang Yixin as well as its subsidiaries through contractual arrangements. See “Item 4.C Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for more information.

(2)	Qianxiang Tiancheng is 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, our director and chief operating officer. We effectively control Qianxiang Tiancheng as well as its subsidiaries through contractual arrangements. See “Item 4.C Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for more information.

(3)	Shanghai Jieying is 99% owned by Mr. Thomas Jintao Ren, our chief finance officer, and 1% owned by Ms. Rita Rui Yi, our Senior Vice President. We effectively control Shanghai Jieying as well as its subsidiaries through contractual arrangements. See “Item 4.C Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for more information.

(4)	Qianxiang Changda is also 99% owned by Ms. Jing Yang and 1% owned by Mr. James Jian Liu. We effectively control Qianxiang Changda as well as its subsidiaries through contractual arrangements. See “Item 4.C Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for more information.

Contractual Arrangements with Our Consolidated Affiliated Entities

Applicable PRC laws and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services in China. In addition to this restriction, there currently exist other regulatory restrictions on foreign investments into a variety of industries in China into which we had invested through the holding of minority ownership of certain domestic companies. To comply with these foreign ownership restrictions, our wholly owned subsidiary Qianxiang Shiji Technology Development (Beijing) Co., Ltd, or Qianxiang Shiji, has entered into series of contractual arrangements with Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, and its shareholders; our wholly owned subsidiary Shanghai Renren Automobile Technology Co., Ltd., or Renren Automobile, has entered into series of contractual arrangements with Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., or Shanghai Changda, as well as with Shanghai Jieying Automobile Sales Co., Ltd, or Shanghai Jieying, and their respective shareholders; and our wholly owned subsidiary Qianxiang Lianhe Technology Development (Beijing) Co., Ltd., or Qianxiang Lianhe, has also entered into series of contractual arrangements with Beijing Qianxiang Yixin Technology Development Co., Ltd., or Qianxiang Yixin, and its shareholders. These agreements enable us to:

•	exercise effective control over Qianxiang Tiancheng, Qianxiang Changda, Shanghai Jieying, Qianxiang Yixin and their respective subsidiaries through powers of attorney and business operations agreements;

•	receive substantially all of the economic benefits of Qianxiang Tiancheng, Qianxiang Changda, Shanghai Jieying, Qianxiang Yixin and their respective subsidiaries in the form of service and license fees in consideration for the technical services provided, and the intellectual property rights licensed, by Qianxiang Shiji, Shanghai Renren Automobile and Qianxiang Lianhe; and

•	have an exclusive option to purchase all of the equity interests in Qianxiang Tiancheng, Qianxiang Changda, Shanghai Jieying, and Qianxiang Yixin when and to the extent permitted under PRC laws, regulations and legal procedures.

We have been, and are expected to continue to be, dependent on our contractual arrangements with Qianxiang Tiancheng, Qianxiang Changda, Shanghai Jieying, Qianxiang Yixin and their respective shareholders to operate substantially all of our business in China as long as PRC law does not allow us to directly operate such business in China. We rely on our consolidated affiliated entities, namely Qianxiang Tiancheng, Qianxiang Changda, Shanghai Jieying, Qianxiang Yixin and their respective subsidiaries, to maintain or renew their respective qualifications, licenses or permits necessary for our business in China. We believe that under our contractual arrangements, we have substantial control over our consolidated affiliated entities and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements, or pursuant to certain amendments and changes of the current applicable PRC laws, regulations and rules on terms that would enable us to continue to operate our business in China legally. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Item 3.D—Key Information—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business.”

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

Qianxiang Shiji has also entered into a series of contractual arrangements with Guangzhou Xiuxuan Brokers Co., Ltd., or Guangzhou Xiuxuan, and its shareholders similar to the arrangements mentioned above. Guangzhou Xiuxuan has not carried out any significant business activities to date.

The business operation of Shanghai Renren Automobile is within the approved business scope as set forth in its business license, which includes development of automobile technology, computer software, internet communication technology. Qianxiang Changda is a limited liability company and the operator and holding entity for our financing businesses. Shanghai Jieying is a limited liability company and the operator and holding entity for our used automobile dealership businesses. Our wholly owned subsidiary Qianxiang Lianhe has entered into a series of contractual arrangements with Qianxiang Yixin, and its shareholders similar to the arrangements mentioned above. Qianxiang Yixin acts as the holding entity for most of our minority investments in PRC registered businesses.

The following is a summary of the currently effective contracts between our subsidiary Qianxiang Shiji, our consolidated affiliated entity Qianxiang Tiancheng, and the shareholders of Qianxiang Tiancheng. All the contracts in the other contractual arrangements described above are in their contents substantially the same as those contracts described below. These contracts provide us with the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities and enable us to receive substantially all the economic benefits from them.

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

Loan Agreements. Under loan agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng, Qianxiang Shiji made interest-free loans in an aggregate amount of RMB 10.0 million (US$1.5 million) to the shareholders of Qianxiang Tiancheng exclusively for the purpose of the initial capitalization and the subsequent financial needs of Qianxiang Tiancheng. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in Qianxiang Tiancheng to Qianxiang Shiji or its designated representatives pursuant to the equity option agreements. The term of the loans is ten years from the actual drawing down of such loans by the shareholders of Qianxiang Tiancheng, and will be automatically extended for another ten years unless a written notice to the contrary is given by Qianxiang Shiji to the shareholders of Qianxiang Tiancheng three months prior to the expiration of the loan agreements.

D.	Property, Plants and Equipment

Our principal executive offices are located at 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China, where we lease approximately 6,739 square meters of office space as of March 31, 2018. We also lease an additional 38,008 square meters of office space in 34 cities across China, primarily for our sales and marketing team servicing our used automobile dealership customers but also including storefront space for used automotive sales and after-sales stores, office space for the majority of our research and development team in Beijing, our Woxiu business in Guangzhou, the majority of our internet content monitoring team in Wuhan and our the majority of our credit control team in Shanghai. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. A quarter of our leases are due to expire during 2018, while the lease of our principal executive offices is due to expire in November 2020.

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

We also lease 3,300 square meters of office space in the United States and the Philippines for our SaaS business team.

Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have terms of one year. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A. Unresolved Staff Comments

As of the date 180 days before the end of the fiscal year to which this annual report relates, there were no unresolved comments from the staff of the SEC regarding our periodic reports under the Exchange Act. However, we did receive a letter from the Division of Investment Management dated December 18, 2015, which asked us to provide a detailed written response analyzing whether we are an investment company under the Investment Company Act, and further, if we determined that we were an investment company, to explain why we are not required to register as an investment company or else what action we plan to take either to fall outside of that definition or to register as an investment company. We responded to this letter with an analysis that explained why we believe that we are not an investment company under the Investment Company Act. After further discussion with the staff of the Division of Investment Management, we undertook to dispose of enough of our assets that might be deemed to be investment securities under the Investment Company Act so as to ensure that any such remaining assets would not constitute more than 40% of our total remaining assets by value, as the relevant percentage would be calculated for purposes of the Investment Company Act. On April 30, 2018, we launched a transaction which is scheduled to close in June 2018 and which we believe will dispose of sufficient assets to meet those criteria. See “Item 4. Information on the Company—A. History and Development of the Company—The Transaction.”

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

A.	Operating Results

Overview

Renren operates a social networking service (SNS) business, a used automobile business and a SaaS business. Currently, our primary services are:

•	Renren SNS, which includes our main social networking website and mobile services and our social video platform woxiu.com;

•	Used Automotive Sales, which includes the sales of used automobiles and related products and the provision of related services. Associated with the sales of used automobiles, we provide related services by arrange financing options for customers through our financial services partners;

•	Financing, which includes used automobile financing, our business where we provide credit financing to used automobile dealers; and

•	Software as a Solution (SAAS), which includes all-in-one real estate solution provider, Chime, and a 360° real estate marketing and media service provider, Geographic Farming.

The majority of our revenues are generated by our used automobile business, which includes both used automotive sales revenues and financing revenues. Because our SaaS business does not generate significant revenue yet, we include our SaaS revenues together with our Renren SNS revenues in our financial statements.

We started to operate our used automotive sales business in 2017 and stopped providing loans through Renren Fenqi in 2016. As a result, we reevaluated our segments and concluded that we had two remaining reportable segments as of and for the year ended December 31, 2017, namely Renren and Auto Group. The segment information for the years ended December 31, 2015 and 2016 were retrospectively revised to reflect such changes.

Our business model has been evolving continuously in response to changes in internet culture and competitive pressures in China. At the time of our initial public offering in May 2011, we were primarily a social networking service platform, and we had a number of ancillary businesses that were intended to monetize that platform. We gradually disposed of most of those ancillary businesses in the years that followed our initial public offering. We disposed of Nuomi, our group-buy e-commerce business, in two stages in October 2013 and February 2014. We disposed of 56.com, our on-line video business, in December 2014. We disposed of our online games business in March 2016. Our Renren SNS revenues today consist primarily of internet value-added services, or IVAS, relating to online performances.

Our used automobile business and SaaS business are more recent in origin. Our used automobile business has two components which evolved separately: financing and used automotive sales. We launched our financing business in the fourth quarter of 2014 as an internet finance business offering installment purchase plans to college students, and it has since evolved into our current business of providing credit financing to used automobile dealers in China. We launched our used automotive sales business in June 2017, in part to take advantage of synergies with our rapidly growing financing business. Our SaaS business began with our launch of Chime in August 2016 and it was further expanded by our acquisition of Geographic Farming, LLC, in August 2017. Unlike our other businesses, our SaaS business is currently focused on the U.S. market rather than the China market.

As our business model was transitioning, we made a series of long-term investments in privately held companies that we believed would offer us synergies or access to resources and know-how. The majority of these investments by value was concentrated in the fields of internet finance, social finance, and real estate investment and management, and the number and aggregate size of these investments was significant. As of December 31, 2017, we had US$565.4 million of long-term investments, including US$318.8 million in equity method investments, US$144.8 million in cost method investments, and US$101.8 million in available-for-sale investments. However, due to the risk of being deemed to be an investment company, we launched a transaction on April 30, 2018, to dispose of most of these investments together with our ZenZone advertising agency business. See “Item 4. Information on the Company—A. History and Development of the Company—The Transaction.”

Our total net revenues have been increasing over the last three years while our losses from continuing operations have been decreasing. Our total net revenues increased from US$41.1 million in 2015 to US$63.4 million in 2016 and US$202.1 million in 2017. We had losses from continuing operations of US$223.2 million in 2015, US$194.1 million in 2016 and US$110.5 million in 2017.

The major factors affecting our results of operations and financial condition are discussed below.

Net Revenues

We derive all of our revenues from our Renren and Auto Group segments. Our Renren segment consists of our IVAS and others business line and our SaaS business line. Our Auto Group segment mostly consists of our used automobile sales business and our financing business. We recognize our revenues net of business taxes or value added tax, as applicable.

The following table sets forth the principal components of our net revenues, both as absolute amounts and as percentages of our total net revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2015		2016		2017
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Net revenues:
Used automobile sales	$—	—	$—	—	$121,084	59.9%
IVAS and others	32,507	79.1%	34,047	53.7%	51,749	25.6%
Financing income	8,604	20.9%	29,317	46.3%	29,269	14.5%
Total net revenues	$41,111	100.0%	$63,364	100.0%	$202,102	100.0%

Used automobile sales

Our revenues from used automobile sales consist primarily of revenues generated from the sale of used cars to customers made through our dealerships, and to a much lesser extent to fees we collect for sales of extended warranties and referrals for insurance products.

The most significant factors that directly or indirectly affect our revenues from used automobile sales include:

•	Demand. The demand for used automobiles in China, and particularly for premium ones, drives the growth in the size of the market that our used automobile sales business addresses. According to the China Automobile Dealers Association, sales of used automobiles in China totaled approximately 9.4 million units in 2015, 10.4 million units in 2016 and 12.4 million units in 2017.

•	Relationship with dealerships. We rely on our dealerships to conduct significant aspects of our used automobile sales business. As of March 31, 2018, we had 14 dealerships across China. Our dealerships and their employees directly interact with consumers, other dealerships and other platform participants, and their performance directly impacts our results of operations and financial condition.

•	Customer engagement and branding. We engage car buyers primarily through our network of dealerships, our web and mobile apps and advertising on third party platforms. Our ability to expand the customer base for our used automobile sales business depends on the number and performance of our dealerships as well as our ability to strengthen our recently launched brand through word of mouth and advertising.

•	Service offerings and pricing. We provide a variety of services to meet the needs of our customers. Each of our service offerings may have different revenue sources, cost structures and customer bases and may face different market conditions and pricing pressures. Therefore, the ability to adjust our service offerings and pricing to adapt to changing market conditions may impact our results of operations.

•	Technology. The continued enhancement of our technology platforms and integration of technology into our used automobile sales business is important to our future success.

•	Strategic expansion and acquisitions. We intend to continue to expand our network of dealerships to cover substantially all of China. We may also selectively pursue acquisitions, investments, joint ventures and partnerships that we believe are strategic and complementary to our used automobile sales business.

IVAS and others

We are disposing part of our ZenZone business as part of the Transaction. See “Item 4. Information on the Company—A. History and Development of the Company—The Transaction.” Our ZenZone business accounted for US$5.0 million in total revenue in 2016 and US$5.1 million in total revenue in 2017, including both IVAS and advertising revenues.

Advertising. We offer a wide range of online advertising formats and solutions. Online advertising was important to our company historically but generated an insignificant amount of revenue in 2017, and we have no expectation that it will constitute a significant part of our business for the foreseeable future.

IVAS. Our IVAS revenues include virtual items, VIP memberships and other paid applications on renren.com and woxiu.com. Revenues generated from applications developed by third parties are subject to revenue-sharing agreements with the third-party developers.

As our IVAS business is comprised of several business models, and each business model has its own revenue sources, quantitative price analysis for our IVAS business as a whole is not practical or meaningful. Consequently, we are generally not able to use conventional average sale price analysis in evaluating the financial performance of our IVAS businesses.

The most significant factors that directly or indirectly affect our IVAS revenues include the following:

•	our ability to maintain and improve revenue-sharing arrangements with third-party application developers;

•	our ability to continue to offer new VIP features on our Renren SNS platform; and

•	our ability to continue to offer new features on our mobile live-streaming and Woxiu that are attractive to users.

We launched Renren mobile live streaming in the second quarter of 2016. Our mobile live streaming business accounted for US$21.0 million in total revenue in 2017 and accounted for 59.4% of our IVAS revenue for that year.

Financing income

We extended credit in an aggregate of RMB 4,832.6 million and RMB 4,390.0 million (US$649.7 million) to used automobile dealers in 2016 and 2017, respectively. Our used automobile financing business accounted for US$17.9 million in total revenue in 2016 and 61.2% of our financing revenue for that year. In 2017, it accounted for US$25.4 million in total revenue and 86.8 % of our financing revenue for that year. The rate at which we charge upfront fees and interest to used automobile dealerships is about 10.1% to 18.0%.

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

For a detailed discussion of how revenues from financing are recognized in our financial statements, see “—Critical Accounting Policies—Revenue Recognition.”

Since our used automobile financing business accounted for the majority of our financing income for 2017, the most significant factors that directly or indirectly affect our financing revenues are similar to those that affect our revenues from used automobile sales.

Cost of Revenues

The following table sets forth the principal components of our cost of revenues, both as absolute amounts and as percentages of our total net revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2015		2016		2017
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Cost of revenues:
Used automobile sales	$—	—	$—	—	$116,385	57.6%
IVAS and others	30,083	73.2%	26,059	41.1%	39,038	19.3%
Financing income	6,637	16.1%	25,708	40.6%	28,975	14.3%
Total cost of revenues	$36,720	89.3%	$51,767	81.7%	$184,398	91.2%

Used automobile sales

For used automobile sales, our cost of revenues consists primarily of the cost of acquiring vehicles for sale, as well as costs for inspection and reconditioning.

IVAS and others

Cost of revenues for IVAS and others consists primarily of commissions that were paid to mobile live streaming performers and Woxiu performers. Such commissions were calculated as a percentage of the revenues we generate from the sales of virtual items that fans of the performers have purchased.

Other expenses include salaries and benefits for employees whose services are directly related to the generation of revenues, fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers, depreciation expenses for the depreciation of servers and other equipment that are directly related to our business operations and technical support in our cost of revenues, and fees we pay to license content from copyright owners or content distributors.

Our ZenZone business accounted for US$1.7 million of our cost of revenues in 2016 and US$3.8 million of our cost of revenues in 2017.

Financing income

Cost of revenues for financing income consists primarily of financing costs and provision for financing receivable.

Financing costs. Financing costs primarily consist of interest expenses, including the expenses paid to investors on Renren Licai and other peer-to-peer platforms, issuing related expenses and interest expenses of asset-backed securities. Funds for our financing business are provided by our issuance of asset-backed securities collateralized by that credit financing and by peer-to-peer platforms. Our cost of funding is related to prevailing interest rates in China and other factors that affect the availability of credit, though the relationship is indirect because we rely on unconventional sources of funding. Interest rates paid to investors on peer-to-peer platforms tend to be somewhat higher than prevailing interest rates because peer-to-peer platforms are relatively novel and have not achieved wide acceptance. Our ability to source funding at affordable rates will have a significant impact on our ability to control costs.

Provision for financing receivable. The provision for financing receivable is accrued when we believe that the future collection of principal is unlikely. We consider the credit worthiness of the customers, aging of the outstanding receivable and other specific circumstances related to the receivable when determining the allowance for receivable losses. In the aggregate, these costs are related to our ability to maintain and improve our credit risk control system. We are not a financial institution and we do not have a long history of designing and operating credit risk control systems. Provision for financing receivable accounts for a significant proportion of the cost of revenues of our financing business, comparable to our financing costs in 2016 and 2017, so the accuracy and efficiency of our credit risk control systems will have a significant impact on our ability to control costs.

Other expenses. Other expenses of our financing business include salaries and benefits for employees, bandwidth and co-location costs we pay to telecommunications carriers for hosting of servers, and rental expense and depreciation and amortization for servers and equipment, in each case as they are directly related to our financing business.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth our operating expenses for continuing operations, both as absolute amounts and as percentages of our total net revenues, for the periods indicated.

	Years ended December 31,
	2015		2016		2017
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Operating expenses:
Selling and marketing	$30,502	74.2%	$21,276	33.6%	$28,954	14.3%
Research and development	32,392	78.8%	20,750	32.7%	23,678	11.7%
General and administrative	46,803	113.8%	42,584	67.2%	52,949	26.2%
Total operating expenses	$109,697	266.8%	$84,610	133.5%	$105,581	52.2%

Our selling and marketing expenses, research and development expenses and general and administrative expenses include share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation” for more information.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, benefits and commissions for our sales and marketing personnel and advertising and promotion expenses. Our selling and marketing expenses may increase in the near term if we increase our promotion expenses for our Renren brand and Kaixin brand, our live streaming service and our used automobile business.

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

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel and fees and expenses for third-party professional services. Our general and administrative expenses increased substantially in 2017 primarily due to the increase in share-based expenses, as well as professional expenses for the transaction we announced on April 30, 2018. Our general and administrative expenses may increase in the future on an absolute basis as our used automobile business grows.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

PRC

Prior to the adoption of the value-added tax, all entities and individuals that engage in the provision of services, the transfer of intangible assets or the sale of real properties within the PRC were required to pay PRC business tax. We were subject to a 5.6% to 8.6% business tax on gross revenue generated from IVAS, online advertising and social commerce services, plus related surcharges, up through April 2016. As of December 31, 2017, all of our subsidiaries and consolidated affiliated entities in the PRC have been required by the local tax authorities to pay value-added tax at a rate of 2.18% to 18.7% on certain service revenues which were previously subject to business tax.

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

Under the Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” located within the PRC is considered a PRC resident enterprise and therefore will be subject to a 25% PRC enterprise income tax on its global income. The implementation rules define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” In addition, SAT Circular 82 treats a Chinese-controlled enterprise established outside of China as a PRC resident enterprise with “de facto management bodies” located in the PRC for tax purposes where all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily production or business operations are located in the PRC; (ii) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s board members with voting rights or senior management habitually reside in the PRC. In addition, the State Administration of Taxation issued a bulletin effective September 1, 2011 to provide more guidance on the implementation of the above circular. The bulletin made clarification in the areas of resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises under the Enterprise Income Tax Law. If we were considered a PRC resident enterprise for tax purposes, we would be subject to the PRC enterprise income tax at the rate of 25% on our global income for the period after January 1, 2008. Given that Circular 82 was issued regarding overseas enterprises controlled by PRC enterprises (not those controlled by PRC individuals), it is not strictly applicable to us. As of December 31, 2017, we had not accrued reserves for PRC tax on such basis.

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

Revenue Recognition

Historically, we have generated revenues primarily through online games, online advertising, our online social video platform and social commerce. Our social commerce services and online advertising services generated on our online social video platform have been discontinued after our deconsolidation of Nuomi and Qianjun Technology. Our online game services have been discontinued since we reclassified our online games business as held for sale in 2015 and we disposed of our online games business in 2016. During the years ended December 31, 2015, 2016 and 2017, our revenues are mainly generated from used automobile sales, advertising and IVAS as well as internet finance services.

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

Used automobile sales

Revenue from used automobile sales is recognized when a sales contract has been executed, the vehicle has been delivered, and payment has been received or financing has been arranged. We do not provide customers with any sales return policy. We purchase used automobiles from unrelated individuals or dealerships and sell them directly to our customers through our local dealerships which we acquired during the year ended December 31, 2017.

IVAS and others

IVAS and others revenue mostly include revenues from online advertising and revenue from live streaming services.

Online advertising. Pursuant to advertising contracts, we provide advertisement placement services on our SNS platform and in our online games. We primarily enter into pay-for-time contracts, pursuant to which we bill our customers based on the period of time to display the advertisements in the specific formats on specific web pages. In recent years we have entered into pay-for-volume arrangements, pursuant to which we bill our customers on the traffic volume basis, e.g. pay-per-click or pay-per-impression.

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

Live streaming revenue. We generate live streaming revenue from both Woxiu and Renren mobile live streaming.

“Woxiu,” which means “a show of your own” in Chinese, is a virtual stage that we initially offered on our 56.com platform and then on the Woxiu platform after the completion of the disposition of 56.com, where grassroots musicians and performers can live-stream their performances and share them with viewers. Fans of the performing user can chat live with the performer and other audience members and purchase consumable virtual items to show support for the performer. In the second quarter of 2016, we also launched live streaming service on Renren mobile terminal.

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

Financing

We generate revenue from our financing business primarily through providing credit financing to used automobile dealers. Additionally, we also provided credit financing to college students on Renren Fenqi as well as apartment rental financing during the years ended December 31, 2015 and 2016. Both of those services were terminated, in May and January 2016 respectively. We record financing income and service fees related to those services over the life of the underlying financing using the effective interest method on unpaid principal amounts. The service fees collected upfront, as well as the direct origination costs for the financing, are deferred and recognized as financing income as an adjustment to the yield on a straight line basis over the life of the portfolio financing.

Used car financing

We provide short-term financing services to used automobile dealers to fund the car dealers’ cash needs for used automobile purchasing. The financing period is no more than six months and is secured by a pledge of the dealers' used automobile with total value exceeding the principal of the financing. We charge an upfront service fee as well as financing income on a monthly basis. The remaining financing income in the respective periods related to credit financing provided to college students as well as apartment rental financing, both of which were terminated during the year ended December 31, 2016 as discussed in the preceding paragraph.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

Goodwill is not amortized, but tested for impairment upon first adoption and annually, or more frequently if event and circumstances indicate that they might be impaired. We have an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, and assumptions that are consistent with the plans and estimates being used to manage our business, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

In performing the two-step quantitative impairment test, our first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. In estimating the fair value of each reporting unit we estimate the future cash flows of each reporting unit, we have taken into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information. We did not record impairment charges of goodwill for the year ended December 31, 2017. We did not have goodwill as of December 31, 2016 and 2015.

Please see “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry” for a discussion of risks and uncertainties that may adversely affect our growth. These risks and uncertainties, if materialized, could also have a negative effect on the estimated fair value.

Share-based Compensation

Our share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. We recognize the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods. Share options granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as the compensation costs over the estimated requisite service period, regardless of whether the market condition has been met.

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

Income Taxes

In preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we include in our consolidated balance sheet. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we must include an expense within the tax provision in our statement of operations. We adopted ASU 2015-17 Income Taxes (Topic 740) on January 1, 2017 and presented deferred tax assets and liabilities as non-current in our consolidated balance sheet as of December 31, 2017. Prior periods were not retrospectively adjusted and the adoption of this new standard did not have a material impact on our consolidated financial statements.

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

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than the expected ultimate assessment. We recorded no unrecognized tax benefits during the years ended December 31, 2015, 2016 and 2017.

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

In January 2016 and September 2016, we originated the issuance of two Shanghai Renren Finance Leasing Asset-Backed Special Plans, approximating RMB 299.8 million (US$46.1 million) and RMB 510.6 million (US$78.5 million), respectively. The plans are collateralized by certain financing receivables arising from our used automobile financing business.

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

The assets of the plans are not available to our creditors. In addition, the investors of the plans have no recourse against our assets.

Long-term investments

•	Equity method investments. Investment in common stock or in-substance common stock of an entity where we can exercise significant influence, but not control, is accounted for using the equity method. Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements are also considered in determining whether the equity method of accounting is appropriate. An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. We consider subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock. Under the equity method, the investment is initially recorded at cost and adjusted for our share of undistributed earnings or losses of the investee. Investment losses are recognized until the investment is fully written down as we do not guarantee the investee’s obligations nor it is committed to provide additional funding. When our carrying value in an equity method affiliated company is reduced to zero, no further losses are recorded in our consolidated financial statements unless we guaranteed obligations of the affiliated company or have committed additional funding. When the affiliated company subsequently reports income, we will not record its share of such income until it exceeds the amount of its share of losses not previously recognized. We regularly evaluate the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We recognized US$4.3 million, US$7.5 million and US$20.0 million in impairment losses on equity method investments for the years ended December 31, 2015, 2016 and 2017, respectively.

•	Cost method investments. For investments in an investee over which we do not have significant influence and which are not considered debt securities or equity securities that have readily determinable fair values, we carry the investment at cost and recognize income as any dividends declared from distribution of investee’s earnings. We review the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The primary factors we consider in our impairment analysis include the duration and severity of the decline in fair value, the financial condition, operation performance and the prospects of the investees as well as other company specific information such as recent financing rounds. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. We determine the fair value of our cost method investment generally by adopting a market approach concluding on the overall investee’s equity value which takes into consideration a number of factors that include expected market multiples from publicly traded companies in the industry and allocating this value to the various classes of preferred and common shares by using an option pricing method which takes into consideration a number of factors that include lack of marketability discount, interest rate, expected volatility, probability weight for each scenario including liquidation, redemption and initial public offering as applicable. We recognized nil, US$44.0 million and US$53.1 million in impairment losses on cost method investments for the years ended December 31, 2015, 2016 and 2017, respectively.

•	Available-for-sale investments. Our investments in convertible redeemable preferred shares and convertible debt are classified as available-for-sale investments which are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. We monitor the investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends and other company-specific information. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of operations and comprehensive income when the decline in value is determined to be other-than-temporary. Fair value of our long-term available for sales investments is generally based on a market approach taking into consideration a number of factors that include expected market multiples from publicly traded companies in the industry, and allocating this value to the various classes of preferred and common shares by using an option-pricing method which takes into consideration a number of factors that include lack of marketability discount, interest rate, expected volatility, probability weight for each scenario including liquidation, redemption and initial public offering as applicable. We recognized nil, US$50.8 million and US$40.0 million in impairment losses on available-for-sale investments for the years ended December 31, 2015, 2016 and 2017, respectively.

Financing receivable

Financing receivable represents receivables derived from the financing business. Financing receivable is recorded at amortized cost, reduced by a valuation allowance estimated as of the balance sheet dates. The amortized cost of a financing receivable is equal to the unpaid principal balance, plus net deferred origination costs. Net deferred origination costs are comprised of certain direct origination costs, net of origination fees received. Origination fees include fees charged to the individuals or companies that increase the financing’s effective yield. Direct origination costs in excess of origination fees received are included in the financing receivable and amortized over the financing term using the effective interest method. Financing origination costs are limited to direct costs attributable to originating the financing, including commissions and personnel costs directly related to the time spent by those individuals performing activities related to the origination.

Due to limitations imposed by PRC laws and regulations, we previously had appointed a senior management member to act as an intermediary to facilitate certain financing services for our internet finance business. Under this business model, we arranged for each individual or company to sign the financing agreement with the intermediary. We provided funds to the intermediary to finance the individuals or companies in accordance with the financing agreement. Immediately upon signing a financing agreement with an individual or a company, the intermediary then transferred all of the creditor’s rights arising from the financing agreement to us. The intermediary never put his own funds at risk and bore no risk in the arrangement and thus was considered an agent. In May 2016, we terminated all of the financing business conducted under this business model and we performed all subsequent financing ourselves.

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

Nonaccrual financing receivable

Financing income is calculated based on the contractual rate of the financing and recorded as financing income over the life of the financing using the effective interest method. Financing receivables are placed on non-accrual status upon reaching 90 days past due for those arising from financing for installment sales and apartment rental financing, or when reasonable doubt exists as to the full, timely collection of the financing receivable. When a financing receivable is placed on non-accrual status, we stop accruing financing income. The financing receivable is returned to accrual status if the related individual or company has performed in accordance with the contractual terms for a reasonable period of time and, in our judgment, will continue to make period principal and financing income payments as scheduled. We write off our nonaccrual financing receivable by considering factors including, but not limited to the overdue days, the collection condition replied by third party collectors and the repayment willingness of the debtor.

Transfer of financial instruments

Sales and transfers of financial instruments are accounted under authoritative guidance for the transfers and servicing of financial assets and extinguishment of liabilities.

Through the peer-to-peer platforms and the plans, we identified individual investors and transfers creditors’ rights originated from the aforementioned financing services to the individual investors. We further offered different investment periods to investors with various annual interest rates while those credit rights are held by the investors. The terms of the sales require us to repurchase those creditors’ rights from investors prior to or upon the maturity of the investment period. As a result, the sales of those creditors’ rights are not accounted for as a sale and remain on our consolidated balance sheet and are recorded as payable to investors in our consolidated balance sheet.

Inventory

Inventory consists of purchased used automobiles. The vehicle reconditioning costs and other incremental costs are capitalized as a component of inventory. Inventory is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification. Net realizable value is the estimated selling price less costs to complete, dispose and transport the vehicles. Selling prices are derived from historical data and trends, such as sales price and inventory turn times of similar vehicles, as well as independent, market resources. Each reporting period we recognize any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value through cost of sales in the accompanying consolidated statements of operations.

Business Combinations

Business combinations are recorded using the acquisition method of accounting. We elected to early adopt ASU 2017-01 “Business Combination (Topic 805): Clarifying the Definition of a Business” on January 1, 2017 and applied the new definition of a business prospectively for acquisitions made during the year ended December 31, 2017. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. As of December 31, 2017, contingent consideration liability related to the used car dealers acquired during the year ended December 31, 2017 amounted to US$66.8 million and have been recorded as contingent consideration liability and long-term contingent consideration liability on our consolidated balance sheet. We estimated the fair value of our contingent consideration by using valuation models that incorporate certain assumptions which include IPO probability and discount rate.

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

	Years ended December 31,
	2015	2016	2017

Net revenues:
Used automobile sales	—	—	$121,084
IVAS and others	$32,507	$34,047	51,749
Financing income	8,604	29,317	29,269

Total net revenues	41,111	63,364	202,102
Cost of revenues:
Used automobile sales	—	—	116,385
IVAS and others	30,083	26,059	39,038
Financing income	6,637	25,708	28,975

Total cost of revenues	36,720	51,767	184,398

Gross profit	4,391	11,597	17,704

Operating expenses:
Selling and marketing	30,502	21,276	28,954
Research and development	32,392	20,750	23,678
General and administrative	46,803	42,584	52,949

Total operating expenses	109,697	84,610	105,581

Loss from operations	(105,306)	(73,013)	(87,877)
Other (expenses) income	(7,058)	12,888	(1,369)
Interest income	2,190	919	2,029
Interest expenses	(2,041)	(12,439)	(10,185)
Realized (loss) gain on short-term investments	(98,112)	552	(100)
Realized gain on disposal of long-term investments	—	—	37,311
Impairment of long-term investments	(4,258)	(102,307)	(113,073)

Loss before provision of income tax and (loss) earnings in equity method investments and noncontrolling interest, net of tax	(214,585)	(173,400)	(173,264)
Income tax expenses	(3,124)	(2,470)	(4,479)

Loss before (loss) earnings in equity method investments and noncontrolling interest, net of tax	(217,709)	(175,870)	(177,743)
(Loss) earnings in equity method investments, net of tax	(5,468)	(18,183)	67,240

Loss from continuing operations	$(223,177)	$(194,053)	$(110,503)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net revenues. Our net revenues increased by 219% from US$63.4 million in 2016 to US$202.1 million in 2017. This increase was primarily due to revenues from used automobile sales, which was a business that we launched in June 2017, and to a lesser extent to a 52.0% increase in IVAS and others revenues.

•	Used automobile sales. We commenced used automobile sales in June 2017, and they already accounted for 59.9% of our total net revenues in 2017.

•	IVAS and others. Our IVAS and others net revenues increased by 52.0% from US$34.0 million in 2016 to US$51.7 million in 2017. The increase in our IVAS and others net revenues was primarily due to the revenue from our Renren mobile live streaming service.

•	Financing income. Our financing income revenues remained substantially unchanged at US$29.3 million in 2016 and 2017. The amount of loan origination to used automobile dealerships was US$25.4 million during 2017, as compared with US$17.9 million during 2016.

Cost of revenues. Our cost of revenues increased by 256% from US$51.8 million in 2016 to US$184.4 million in 2017. This increase was primarily due to the cost of used automobile sales.

•	Used automobile sales. Used automobile sales accounted for 63.1% of our total cost of revenues in 2017, in line with the percentage of total revenues which they accounted for. Cost of revenues for used automobile sales is primarily the cost to acquire the vehicles.

•	IVAS and others. Our IVAS and others cost of revenues increased by 49.8% from US$26.1 million in 2016 to US$39.0 million in 2017. The increase in our IVAS and others cost of revenues was primarily due to an increase of commission cost we paid to our mobile live streaming performers and Woxiu performers.

•	Financing income. Our cost of revenues for financing income increased by 12.7% from US$25.7 million in 2016 to US$29.0 million in 2017. The increase was primarily due to an increase in provision for financing receivables.

Operating expenses. Our operating expenses increased by 24.8% from US$84.6 million in 2016 to US$105.6 million in 2017, due to increases in sales and marketing expenses and general and administrative expenses.

•	Selling and marketing expenses. Our selling and marketing expenses increased by 36.1% from US$21.3 million in 2016 to US$29.0 million in 2017. This increase was primarily due to an increase of US$2.9 million in salaries and other benefits as we increased our headcount, an increase of US$3.1 million in promotion expenses for our live streaming service and in increase of US$1.1 million for promotion expenses for Chime.

•	Research and development expenses. Our research and development expenses increased by 14.1% from US$20.7 million in 2016 to US$23.7 million in 2017. This increase was primarily due to an increase of US$1.7 million in salaries and other benefits for research and development personnel, which was primarily due to the increase in our research and development headcount in 2017.

•	General and administrative expenses. Our general and administrative expenses increased by 24.3% from US$42.6 million in 2016 to US$52.9 million in 2017. The increase was primarily due to an increase of US$4.9 million in share-based compensation expenses, as well as an increase in the professional expenses for the transaction that we announced on April 30, 2018.

Interest income. Our interest income was US$2.0 million in 2017, as compared to interest income of US$0.9 million in 2016. Our interest income was primarily interest from term deposits at commercial banks.

Interest expenses. Our interest expense was US$10.2 million in 2017, as compared to interest expense of US$12.4 million in 2016. The interest expense was primarily interest on loans that we borrowed to fund the purchase of additional shares in SoFi in 2016, and the decline was due to our early repayment for one of these loans, a long-term loan of US$42.8 million that we borrowed from an asset management company.

Realized gain on disposal of long-term investments. Our realized gain on disposal of long-term investments was US$37.3 in 2017, compared to a realized gain on disposal of long-term investments of nil in 2016. The gain was primarily due to the disposal of common shares of Mapbar Technology Limited.

Impairment of long-term investments. Our impairment of long-term investments was US$113.1 million in 2017, compared to impairment of long-term investments of US$102.3 million in 2016. The increase was primarily due to an impairment of US$35.0 million in our investment in Credit Shop, Incorporated, an impairment of US$15.0 million in our investment in Zhu Chao Holdings Company Limited, an impairment of US$12.1 million in our investment in 268V Limited, an impairment of US$11.6 million in our investment in Eunke Technology Ltd., an impairment of US$11.0 million in our investment in KoolRay Vision Inc., an impairment of US$10.0 million in our investment in Snowball Finance Inc.

(Loss) earnings in equity method investments. Our earnings in equity method investments was US$67.2 million in 2017, compared to loss in equity method investments of US$18.2 million in 2016. The increase was primarily due to the US$58.3 million gain on disposal of certain shares of Social Finance Inc. in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net revenues. Our net revenues increased by 54.1% from US$41.1 million in 2015 to US$63.4 million in 2016. This increase was primarily due to revenues from financing income.

•	IVAS and others. Our IVAS and others net revenues increased by 4.7% from US$32.5 million in 2015 to US$34.0 million in 2016. An increase in IVAS revenues as we launched our mobile live streaming business was offset by a sharp decrease in online advertising revenues. The number of our monthly unique log-in users decreased from 41 million in December 2015 to 35 million in December 2016 and the average amount of time that unique log-in users spent on our platform decreased from approximately 1.8 hours in 2015 to approximately 1.4 hours in 2016. The number of our brand advertisers decreased from 72 in 2015 to 12 in 2016, and the average annual spending by our brand advertisers decreased from approximately US$118,000 in 2015 to approximately US$60,000 in 2016.

•	Financing income. Our financing income revenues increased by 241% from US$8.6 million in 2015 to US$29.3 million in 2016. The increase in our financing income revenues was primarily due to the substantial increase in the credit we extended in our used automobile financing service, which increased from RMB 734.9 million in 2015 to RMB 4,832.6 million (US$727.8 million) in 2016.

Cost of revenues. Our cost of revenues increased by 41.0% from US$36.7 million in 2015 to US$51.8 million in 2016. This increase was due to financing costs and the provision for financing receivable for our Auto segment, as well as a 7.1% increase in the cost of revenues of our Renren segment.

•	IVAS and others. Our IVAS and others cost of revenues decreased by 13.4% from US$30.1 million in 2015 to US$26.1 million in 2016. The decrease was primarily due to a decrease of US$4.1 million in bandwidth costs and a decrease of US$2.0 million in depreciation costs for IT servers. Our bandwidth costs fell as the average number of monthly unique log-in users and the average amount of time that unique log-in users spent on our platform both declined.

•	Financing income. Our financing income cost of revenues increased from US$6.6 million in 2015 to US$25.7 million in 2016 as we provided more services in 2016. The main components of financing income cost of revenues included financing costs and provision for financing receivable. Our financing costs increased in line with the substantial increase in the credit we extended in our used automobile financing service. Our provision for financing receivable in 2016 was primarily due to Renren Fenqi.

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

Interest expenses. Our interest expense was US$12.4 million in 2016. The interest expense was primarily interest on loans that we borrowed to fund the purchase of additional shares in SoFi in 2015.

Realized (loss) gain on short-term investments. Our realized gain on short-term investments was US$0.6 million in 2016, compared to a realized loss on short-term investments of US$98.1 million in 2015, as we adopted a more conservative approach to our treasury management operations. The gain in 2016 was primarily due to a gain on trading securities.

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

Discussion of Segment Operations

We had two reportable segments as of December 31, 2017, our Renren segment and our auto group segment. Our Renren segment offers social networking services and other internet value added services. Our auto group segment sells used automobiles and related products, arranges financing options for customers through our financial services partners and provides credit financing to used automobile dealerships.

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	Year ended December 31, 2015
	Renren	Auto	Total
Net revenues	$36,880	$4,231	$41,111
Cost of revenues	(35,203)	(1,517)	(36,720)
Operating expenses	(107,211)	(2,486)	(109,697)
Operating (loss) income	(105,534)	228	(105,306)
Net loss from continuing operations	(221,851)	(1,326)	(223,177)
Net income from discontinued operations	1,520	—	1,520
Net loss	(220,331)	(1,326)	(221,657)

	Year ended December 31, 2016
	Renren	Auto	Total
Net revenues	$42,513	$20,851	$63,364
Cost of revenues	(37,696)	(14,071)	(51,767)
Operating expenses	(68,918)	(15,692)	(84,610)
Operating loss	(64,101)	(8,912)	(73,013)
Net loss from continuing operations	(183,638)	(10,415)	(194,053)
Net income from discontinued operations	8,701	—	8,701
Net loss	(174,937)	(10,415)	(185,352)

	Year ended December 31, 2017
	Renren	Auto	Total
Net revenues	$52,251	$149,851	$202,102
Cost of revenues	(40,108)	(144,290)	(184,398)
Operating expenses	(80,403)	(25,178)	(105,581)
Operating loss	(68,260)	(19,617)	(87,877)
Net loss from continuing operations	(85,237)	(25,266)	(110,503)
Net income from discontinued operations	—	—	—
Net loss	(85,237)	(25,266)	(110,503)

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2017, we had US$128.6 million in cash and cash equivalents and term deposits. On April 30, 2018, we declared a cash dividend payable to all holders of our ordinary shares and ADSs. As part of the transaction of which this cash dividend forms a part, we will receive a payment of US$25 million in cash from OPI prior to the time when we must pay the cash dividend. The size of the cash dividend will be determined by the number of shares of OPI that are purchased in the private placement that also comprises part of the same transaction, so we do not know at this time what it will be, either in the aggregate or on a per share basis. However, the cash dividend may be as much as US$131 million, in which case our remaining cash balance would be considerably less than it was as of December 31, 2017. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry—The Transaction will leave us with less cash and fewer investment assets that can be readily converted into cash, which may restrict our growth in the future.”

Even with the payment of the cash dividend, we believe that our cash on hand, together with cash from disposal of long-term investments and cash provided by financing activities, will provide us with sufficient capital to meet our anticipated cash needs for the next 12 months. If we have additional liquidity needs, we may obtain additional financing to meet such needs. However, we cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

As of December 31, 2017, our balance sheet included US$565.4 million in long-term investments in some 57 portfolio companies and investment funds. After the Transaction, we will only retain a minority interest in 6 portfolio companies which either have especially strong synergy with our company in their business or which are insignificant in value and would be costly and difficult to transfer due to the way the investment was structured. As part of the Transaction, Oak Pacific Investment will issue a note to us with a principal amount of US$90,000,000, an interest rate of 8% per year, and a term of the earlier of five years and the date upon which OPI and its subsidiaries no longer hold any shares of Social Finance Inc.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31
	2015	2016	2017
	(in thousands of US$)
Net cash used in operating activities	$(50,042)	$(11,005)	$(114,964)
Net cash (used in) provided by investing activities	(248,984)	(193,283)	224,236
Net cash provided by (used in) financing activities	180,430	226,075	(67,113)
Net (decrease) increase in cash and cash equivalents	(118,596)	21,787	42,159
Cash and cash equivalents at the beginning of the year	183,025	60,837	79,370
Effect of exchange rate changes	(3,592)	(3,254)	7,066
Cash and cash equivalents at the end of the year	60,837	79,370	128,595

Operating Activities

The major factors affecting our operating cash flows are the timing of cash receipts from sales of our services and of the cash settlement for our accounts payable and accrued expenses.

Net cash used in operating activities amounted to US$115.0 million in 2017, compared to a net loss of US$110.5 million. The principal change in operating assets and liabilities accounting for the difference between our net loss and our net cash used in operating activities in 2017 was an increase in inventory of US$76.6 million for the acquisition of used automobiles in connection with the new business we launched in June 2017. The principal adjustments to reconcile our net loss to our net cash used by operating expenses were impairment on long-term investments of US$113.1 million relating to assets which we have transferred to OPI in connection with the transaction we announced on April 30, 2018, share-based compensation expenses of US$28.0 million and provision for financing receivable losses of US$12.7 million, partially offset by gain on disposal of equity method investment of US$59.7 million for Social Finance Inc. and Loadstar Capital K.K., and realized gain on disposal of long-term investments of US$37.3 million for Mapbar Technology Limited.

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

Investing Activities

Net cash provided by investing activities amounted to US$224.2 million in 2017, due mainly to proceeds from principal repayments of financing receivable of US$926.0 million and release of restricted cash of US$416.9 million, proceeds from sale of equity method investment of US$94.6 million and proceeds from sale of cost method investment of US$32.7 million, partially offset by payments to provide financing receivable of US$748.7 million and placement of restricted cash of US$456.0 million. The financing receivable is generated from loans to used automobile dealerships in our financing business. Restricted cash primarily consists of cash deposits used to secure debt borrowings and is expected to be released in accordance with the debt agreement.

•	Our principal purchases of long-term investments in 2017 included US$4.4 million for Shenzhen Xing Tu Zhi Kong Technology Co., Ltd., US$3.0 million for Shanghai SinceMe Networking & Technology Corp. Ltd. and US$2.0 million for Plum Inc. In addition, we made other purchases of long-term investments of US$4.2 million for equity interests in 2017.

•	Our principal disposition of long-term investments in 2017 included US$91.9 million from Social Finance Inc. and US$32.7 million from Mapbar Technology Limited.

Net cash used in investing activities amounted to US$193.3 million in 2016, due mainly to cash paid to customers in our financing business of US$799.2 million and cash paid for purchases of long-term investments of US$50.8 million, partially offset by repayment from customers in our internet finance business of US$626.8 million, capital distributions received from equity method investees of US$29.6 million, proceeds from sale of trading securities of US$22.6 million and proceeds from sale of equity method investment of US$18.5 million.

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

Net cash used in investing activities amounted to US$249.0 million in 2015, due mainly to cash paid for purchases of long-term investments of US$538.1 million, cash paid to customers in our financing business of US$289.0 million and purchases of short-term investments of US$199.2 million, partially offset by a net withdrawal in term deposits of US$493.5 million, proceeds from sales of short-term investments of US$129.1 million, repayment from customers in our financing business of US$126.5 million and capital distributions received from equity method investees of US$60.3 million.

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

Financing Activities

Net cash used in financing activities was US$67.1 million in 2017, due mainly to US$1,688.7 million of principal repayment to investors in our financing business and US$68.0 million used to repay short-term and long-term loans, partially offset by proceeds from investors in our financing business of US$1,580.5 million and proceeds from debt borrowings of US$92.5 million. Proceeds from investors and principal repayment to investors relate to our use of asset-backed securities and peer-to-peer platforms to fund the financing receivables that we generate in our financing business.

Net cash provided by financing activities was US$226.1 million in 2016, due mainly to proceeds from investors in our financing business of US$844.7 million and proceeds from debt borrowings of US$39.1 million, partially offset by US$637.9 million of principal repayment to investors in our financing business and US$31.9 million used to repay short-term and long-term loans (net of restricted cash).

Net cash provided by financing activities was US$180.4 million in 2015, due mainly to proceeds from investors in our financing business of US$174.5 million and proceeds from debt borrowings (net of restricted cash) of US$138.0 million, partially offset by US$125.0 million of principal repayment to investors in our financing business and US$10.3 million used to repurchase our ordinary shares.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China principally through several sets of contractual arrangements between three of our wholly owned PRC subsidiaries, namely Qianxiang Shiji, Renren Automobile and Qianxiang Lianhe, and their respective consolidated affiliated entities, namely Qianxiang Tiancheng, Shanghai Changda, Shanghai Jieying and Qianxiang Yixin, and their respective shareholders. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for a summary of these contractual arrangements. For each of the three years ended December 31, 2017, revenues from our consolidated affiliated entities constituted substantially all of our total consolidated net revenues.

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

After Qianxiang Wangjing and Qianxiang Changda make appropriations for their respective statutory reserves and retain any profits, each of their remaining net profits are distributable to their sole shareholder, Qianxiang Tiancheng, in the form of an RMB dividend. Pursuant to the contractual arrangements between Qianxiang Tiancheng and Qianxiang Shiji, Qianxiang Tiancheng’s earnings and cash (including dividends received from its subsidiaries) are used to pay service and license fees in RMB to Qianxiang Shiji, in the manner and amount set forth in these agreements. After paying the withholding taxes applicable to Qianxiang Shiji’s revenues and earnings, making appropriations for its statutory reserve requirements and retaining any profits from accumulated profits, the remaining net profits of Qianxiang Shiji would be available for distribution to us through the respective offshore holding companies through which we own Qianxiang Shiji, although we have not, and do not have, any present plan to make such distributions. As of December 31, 2017, the net assets of Qianxiang Shiji and our consolidated affiliated entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate US$436.0 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations” for more information.

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

Capital Expenditures

We made capital expenditures of US$1.2 million, US$0.4 million and US$0.5 million in 2015, 2016 and 2017, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business, and purchase of real estate. In 2015, our capital expenditures included purchases of computer servers and equipment of US$0.8 million and purchases of license rights of online games of US$0.4 million. In 2016, our capital expenditures included purchases of computer servers and equipment of US$0.4 million. In 2017, our capital expenditures included purchases of computer servers and equipment of US$0.1 million. We expect to incur capital expenditures of up to approximately US$ 2.0 million in 2018, which will be primarily used to purchase some equipment for our after-sale services business, additional servers and computers and expand our network infrastructure to support the growth of our business.

C.	Research and Development, Patents, and Licenses, etc.

Research and Development

Our research and development efforts focus on developing and improving the scalability, features and functions of each of our websites, services and applications. We have a large team of 381 engineers and developers as of December 31, 2017, accounting for 29% of our employees as of that date. Most of our engineers and developers are based at our headquarters in Beijing.

Our research and development personnel support all areas of our business, mainly focusing on the improvement and enhancement of our Renren SNS services for both mobile devices and personal computers and our live streaming services for mobile devices and ensuring we are fully compatible with the latest mobile operating systems such as iOS, Android and Windows, but also working on our Chime initiative, supporting our financing business and supporting our Woxiu business. We continue to develop new products and services to meet the needs of our user base and customers.

Our research and development expenses primarily include salaries and benefits for our research and development personnel and depreciation of related PC and servers. We incurred US$32.4 million, US$20.7 million and US$23.7 million of research and development expenses in 2015, 2016 and 2017, respectively.

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

“人人 ”, “人人分期” and “开心汽车 ” are registered trademarks in China. We have applied for patents relating to our technologies, among which we have been granted 11 patents. We have registered the top level domain name .ren and domain names including renren.com, xiaonei.com, kaixin.com, chimeroi.com and mumianty.com. In addition, we maintain 70 copyright registrations, of which 52 are computer software copyright registrations. Our employees sign confidentiality and non-compete agreements when hired.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations including interest payment, if applicable, as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of US$)
Operating lease obligations(1)	$14,875	$6,366	$7,702	417	390
Unconditional investment obligations(2)	$1,736	$1,736	-	-	-
Loan obligations(3)	$185,574	$135,626	$49,948	-	-
TOTAL	$202,185	$143,728	$57,650	417	390

(1)	We lease facilities and offices under non-cancelable operating lease agreements. In addition, we pay telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers under non-cancelable agreements, which are treated as operating leases.

(2)	We are obligated to pay up to US$1,736 thousand for the acquisition of investments under various arrangements as of December 31, 2017.

(3)

In 2016, we entered into two short-term loan agreements. In 2017, we entered into one long-term borrowing for a total of US$33.0 million and several short-term borrowing for a total of US$63.0 million. Balances include future principal and interest payments related to those agreements. Actual interest payments may differ.

In December 2016, the Company entered into a short-term loan agreement with East West Bank for $30,000. In June 2017, the Company amended and extended the maturity date to April 2018. In October 2017, the Company repaid $10,000 of the loan balance. In January 2018, the Company further refinanced its short-term loan agreement with East West Bank and replaced it with a long-term debt. The long-term debt is repayable on April 3, 2020. Accordingly, the Company has excluded $20,000 from the short-term debt and has reclassified it to long-term debt as of December 31, 2017.

G.	Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Joseph Chen	48	Chairman, Chief Executive Officer
James Jian Liu	45	Director, Chief Operating Officer
Hui Huang	45	Independent Director
David K. Chao	51	Independent Director
Chuanfu Wang	52	Independent Director
Stephen Tappin	51	Independent Director
Tianruo Pu	49	Independent Director
Thomas Jintao Ren	39	Chief Financial Officer
Rita Rui Yi	48	Vice President for HR
He Li	34	Vice President for Renren SNS

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

Rita Rui Yi has served as vice president in charge of human resources for our company since October 2016. Prior to joining our company, Ms. Yi served as the human resource senior director of RealNetworks in charge of human resource business partner management work, covering both the greater China region and South Asia region. Prior to that, Ms. Yi also gained human resource management experience from ING Capital Life Insurance Company, General Electronic and Northern Telecom. Ms. Yi received a bachelor’s degree in tourism economy from Beijing International Studies University and received an MBA degree from McMaster University in Canada in 2001.

He Li has served as vice president of our company since 2014 and is now in charge of Renren SNS. Mr. Li joined our company in 2011 and has since held various positions in research and development. Mr. Li received a bachelor’s degree in Computer Science and a master’s degree in Software Science Theory from Peking University.

B.	Compensation

For the year ended December 31, 2017, we paid an aggregate of approximately US$1.6 million in cash to our executive officers and non-executive directors. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. In 2017, we accrued in aggregate US$68 thousand worth of such benefits for our executive officers.

For the year ended December 31, 2017, we granted a total of 259,872 restricted Class A ordinary shares to our executive officers and non-executive directors, and we recorded US$0.03 million in share-based compensation expense for these grants. For more information, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”

Equity Incentive Plans

Since February 27, 2006, we have adopted five equity incentive plans for Renren Inc. to motivate, retain and attract the best personnel and promote the success of our business. The five plans adopted by Renren Inc. were the 2006 Equity Incentive Plan, the 2008 Equity Incentive Plan, the 2009 Equity Incentive Plan, the 2011 Share Incentive Plan (as amended) and the 2016 Share Incentive Plan. We refer to these collectively as the Plans. As of February 28, 2018, options to purchase ordinary shares were outstanding under the 2006 Equity Incentive Plan or under the 2008 Equity Incentive Plan, options to purchase 2,322,930 ordinary shares were outstanding under the 2009 Equity Incentive Plan, 1,659,045 restricted share units and options to purchase 97,812,636 ordinary shares were outstanding under the 2011 Share Incentive Plan (as amended), and 8,164,350 restricted share units and options to purchase 39,752,430 ordinary shares were outstanding under the 2016 Share Incentive Plan.

On August 24, 2017, the Company’s Compensation Committee approved to reduce the exercise price for all outstanding options previously granted by the Company with an exercise price higher than $0.478 per ordinary share to $0.478 per share.

The following table summarizes the outstanding share options granted to certain of our directors, executive officers and other individuals under the Plans as of February 28, 2018.

Name	Number of Ordinary Shares Underlying Outstanding Options (1)	Exercise Price (US$/Share) (1)		Grant Date	Expiration Date
Joseph Chen	16,800,000	0.478		April 5, 2012	April 4, 2022
	3,150,000	0.478		March 22, 2013	March 21, 2023
	25,946,844	0.478		May 19, 2014	May 18, 2024
	25,946,847	0.478		May 19, 2014	May 18, 2024
	39,752,430	0.478		January 15, 2016	January 14,2025
James Jian Liu	*	0.478		April 5, 2012	April 4, 2022
	*	0.478		March 22, 2013	March 21, 2023
	*	0.478		May 19, 2014	May 18, 2024
	*	0.478		May 19, 2014	May 18, 2024
Hui Huang	*	0.478		April 5, 2012	April 4, 2022
	*	0.478		March 22, 2013	March 21, 2023
David K. Chao	*	0.478		April 5, 2012	April 4, 2022
	*	0.478		March 22, 2013	March 21, 2023
Chuanfu Wang	*	0.478		June 14, 2012	June 13, 2022
	*	0.478		March 22, 2013	March 21, 2023
He Li	*	0.478		April 18, 2011	April 17, 2021
	*	0.478		December 28, 2011	December 27, 2021
	*	0.478		December 28, 2012	December 27, 2022
	*	0.478		May 17, 2013	May 16, 2023
	*	0.478		December 2, 2013	December 1, 2023
Other individuals as a group	2,006,875		(2)	(2)	(3)

*	The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

(1)	The number of share options granted and exercise prices in this table, including footnote 2, gives effect to the ten-for-one share split that became effective on March 25, 2011.

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

On August 24, 2017, we modified the exercise price of the outstanding share options previously granted that had exercise price higher than US$0.478 per ordinary share, reducing them uniformly to US$0.478 per share. The total incremental cost as a result of the modification was US$10.4 million, of which US$7.4 million was recognized as share-based compensation expense in 2017 and the remaining will be amortized over the expected requisite service period.

(2)	We granted share options to other individuals on the following dates and at the following exercise prices: (i) on March 2, 2006, 1,079,400 options with an exercise price of US$0.001 per share; (ii) on March 2, 2006, 10,204,000 options and on October 9, 2007, 800,000 options, each with an exercise price of US$0.08 per share; (iii) on March 2, 2006, 4,568,670 options and on October 21, 2010, 179,450 options, each with an exercise price of US$0.10 per share; (iv) on March 2, 2006, 18,046,960 options, on October 9, 2007,22,142,00 options, on January 31, 2008, 14,809,500 options, on October 15, 2009, 18,644,000 options, on March 10, 2010, 300,000 options, on June 1, 2010, 490,000 options and on October 21, 2010, 11,180 options, each with an exercise price of US$0.18 per share; (v) on March 2, 2006, 1,243,880 options with an exercise price of US$0.20 per share; (vi) on October 9, 2007, 100,000 options with an exercise price of US$0.26 per share; (vii) on October 9, 2007, 300,000 options with an exercise price of US$0.28 per share; (viii) on October 9, 2007, 100,000 options with an exercise price of US$0.30 per share; (ix) on October 9, 2007, 925,000 options with an exercise price of US$0.35 per share; (x) on October 9, 2007, 220,000 options with an exercise price of US$0.38 per share; (xi) on January 4, 2011, 12,068,500 options, on April 18, 2011, 3,296,500 options, on September 23, 2011, 519,000 options, on December 28, 2011, 1,621,107 options, on April 5, 2012, 1,881,500 options, on April 30, 2012, 300,000 options, on December 28, 2012, 3,167,400 options, on March 22, 2013,4,587,000 options, on May 17, 2013, 2,862,000 options, on August 30, 2013, 450,000 options, on December 2, 2013, 2,707,500 options, each with an exercise price of US$0.478 per share. As of February 28, 2018, 118,567,172 options had been forfeited, cancelled or exercised.

(3)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

The following table summarizes the outstanding restricted share units granted to our executive officers and certain other individuals as of February 28, 2018 under the Plans adopted by Renren Inc.

Name	Number of Ordinary Shares Underlying Restricted Share Units Outstanding	Grant Date
Joseph Chen	9,029,637	January 15, 2016
Hui Huang	*	May 19, 2014
Hui Huang	*	January 1, 2015
David K. Chao	*	May 19, 2014
David K. Chao	*	April 15, 2015
Chuanfu Wang	*	May 19, 2014
Chuanfu Wang	*	April 15, 2015
Thomas Ren	*	September 30, 2015
Thomas Ren	*	February 1, 2016
Stephen Tappin	*	December 5, 2016
Tianruo Pu	*	December 5, 2016
Rita Yi	*	January 3, 2017
He Li	*	May 19, 2014
He Li	*	October 17, 2014
He Li	*	April 15, 2015
He Li	*	February 1, 2016
Certain individuals as a group	61,485	May 19, 2014
Certain individuals as a group	35,520	October 17, 2014
Certain individuals as a group	484,320	May 15, 2015
Certain individuals as a group	3,060	June 15, 2015
Certain individuals as a group	11,895	September 30, 2015
Certain individuals as a group	20,040	November 1, 2015
Certain individuals as a group	814,995	February 1, 2016
Certain individuals as a group	257,520	June 15, 2016
Certain individuals as a group	268,110	March 22, 2017
Certain individuals as a group	432,303	September 1, 2017
Certain individuals as a group	114,933	December 8, 2017
Certain individuals as a group	31,470	January 16, 2018

*	The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

On January 31, 2018, we adopted a Kaixin Auto Group 2018 Equity Incentive Plan for Kaixin Auto Group, whereby 40,000,000 ordinary shares of Kaixin Auto Group had been made available for granting or awarding to the employees and consultants of the company, either as incentive share options or as restricted shares. As of March 31, 2018, 35,461,500 shares have been granted or awarded to any of the employees and consultants of the Company under this plan.

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

Duties of Directors

Cayman Islands law does not prescribe by statute the specific duties of directors of Cayman Islands companies and therefore the duties of directors are dictated by common law. Our directors have certain duties of care, diligence and skill as well as a fiduciary duty to act honestly and in good faith in the best interests of our company. Our directors must exercise the skills they actually possess. Our directors must exercise reasonable care and diligence that a reasonably prudent person would exercise in comparable circumstances but will not be liable for errors of judgment and therefore they may rely upon opinions and advice of outsiders but must still exercise their business judgment based upon such advice. It was previously considered that a director needs not to exhibit in the performance of his or her duties a greater degree of skills than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skills and care and these authorities are likely to be followed in the Cayman Islands. The fiduciary relationship of our directors is with our company and our directors therefore do not usually owe a fiduciary duty to an individual shareholder, and instead, they owe a fiduciary duty to our shareholders as a whole. In addition, our directors have a duty to act in good faith, which means they must act bona fide in the interests of our company. Our directors must also use their powers for a proper purpose. If our directors take actions which are within their powers but for purposes other than those for which such powers were conferred, they may be personally liable. Our directors are also required not to put themselves into a position where there is a conflict, actual or potential, between their personal interests and their duties to our company or between their duty to our company and a duty owed to another person. Finally, our directors cannot validly contract, either with one another or with third parties, as to how they shall vote at future meetings of directors. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

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

In 2017, our audit committee held meetings or passed resolutions by unanimous written consent four times.

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

In 2017, our compensation committee held meetings or passed resolutions by unanimous written consent once.

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

In 2017, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent one time.

Special Committee. The special committee consists of Mr. Tianruo Pu, Mr. Stephen Tappin and Ms. Hui Huang. Mr. Pu is the chairman of the special committee. The special committee was formed on December 20, 2016, to review the terms of the proposed spin-off that was originally announced on September 30, 2016. See “Item 4. Information on the Company—A. History and Development of the Company—The Transaction.” All three members of the special committee are disinterested. The board of directors has delegated the power and authority of the board to the special committee in relation to the proposed spin-off and the related proposal that we received on December 22, 2016, including the power to retain legal counsel, financial advisors, outside consultants or other advisors, to investigate the proposed spin-off and the related proposal that we received on December 22, 2016, to evaluate the terms of the proposed spin-off and the related proposal and any other proposal that might be received in connection with the proposed spin-off, to explore, consider, review and solicit any alternative transactions that it deems appropriate, to negotiate the terms of the proposed spin-off and any alternative transaction, and to decide whether we should engage in the spin-off or in any alternative transaction and on what terms.

In 2017, our special committee held meetings or passed resolutions by unanimous written consent 27 times.

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

We had 1,078, 988 and 1,368 full-time employees as of December 31, 2015, 2016 and 2017, respectively. The following table sets forth the number of our employees by function as of December 31, 2017:

Functional Area	Number of Employees	% of Total
Management and administration	251	18
Sales and marketing	659	47
Operations	77	6
Research & development	381	29
Total	1,368	100

As of December 31, 2017, we had 876 employees located in Beijing and 492 employees located in other cities in China.

Our ZenZone business, which we are planning to dispose of, employed 45 of our 1,368 employees as of December 31, 2017. See “Item 4. Information on the Company—A. History and Development of the Company—The Transaction.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (including Class A ordinary shares represented by our ADSs), as of February 28, 2018, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,034,254,008 ordinary shares outstanding as of February 28, 2018, including 728,865,558 Class A ordinary shares and 305,388,450 Class B ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	% (1)	% of Voting Power (2)
Directors and Executive Officers:
Joseph Chen (3)	359,314,396	32.1	48.9
James Jian Liu (4)	55,145,415	5.2	1.4
Hui Huang (5)	*	*	*
David K. Chao (6)	90,737,075	8.8	2.4
Chuanfu Wang (7)	*	*	*
Stephen Tappin(8)	*	*	*
Tianruo Pu (9)	*	*	*
Thomas Jintao Ren (10)	*	*	*
Rita Yi (10)	*	*	*
He Li (10)	*	*	*
All directors and executive officers as a group (11)	513,871,712	44.7	52.5

Principal Shareholders:
SB Pan Pacific Corporation and affiliate (12)	405,388,451	39.2	42.9
Joseph Chen (3)	359,314,396	32.1	48.9
DCM and affiliates (13)	87,929,865	8.5	2.3

*	Less than 1% of our total outstanding ordinary shares.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of February 28, 2018.

(2)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power with respect to all of our Class A and Class B ordinary shares as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per share and each holder of Class A ordinary shares is entitled to one vote per share held by our shareholders on all matters submitted to them for a vote. Subject to certain exceptions, our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(3)	Represents (i) 170,258,970 Class B ordinary shares held by Mr. Joseph Chen, (ii) 103,386,106 Class A ordinary shares held by Mr. Joseph Chen, among which 99,999,990 Class A ordinary shares are represented by 6,666,666 American depositary shares, and (iii) 85,669,320 Class A ordinary shares issuable upon exercise of options held by Mr. Chen that that are exercisable within 60 days after February 28, 2018. See the two paragraphs following this table for more information on Class A and Class B ordinary shares. The business address of Mr. Chen is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China.

(4)	Represents (i) 31,365,105 Class A ordinary shares held by Mr. James Jian Liu and (ii) 23,780,310 Class A ordinary shares issuable upon exercise of options held by Mr. Liu that are exercisable within 60 days after February 28, 2018. The business address of Mr. Liu is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chao Yang District, Beijing, 100016, People’s Republic of China.

(5)	The business address of Ms. Huang is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Beijing, 100016, People’s Republic of China.

(6)	Represents (i) 2,203,610 Class A ordinary shares held by Mr. David Chao, (ii) 510,000 Class A ordinary shares issuable upon exercise of options held by Mr. Chao that are exercisable within 60 days after February 28, 2018 and (iii) 87,929,865 Class A ordinary shares held by DCM and affiliates. DCM Investment Management III, LLC is the general partner of DCM. Mr. David Chao and Mr. Peter W. Moran are the managing members of DCM Investment Management III, LLC. See note 13, below, for more information on the shares held by DCM and affiliates. The business address of Mr. Chao is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(7)	The business address of Mr. Wang is No. 3009, BYD Road, Pingshan, Shenzhen, 518118, People’s Republic of China.

(8)	The business address of Mr. Tappin is Business Clubs Ltd, 2nd Floor, 1-2 Alfred Place, London, WC1E 7EB.

(9)	The business address of Mr. Pu is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Beijing, 100016, People’s Republic of China.

(10)	The business address of Mr. Ren is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Beijing, 100016, People’s Republic of China.

(11)	Certain directors and executive officers have been granted options pursuant to our 2006, 2008 and 2009 Equity Incentive Plans and our 2011 and 2016 Share Incentive Plan. See “Item 6.B—Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”

(12)	The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G filed by SB Pan Pacific Corporation and SoftBank Corp. on February 14, 2012, and consists of 270,258,971 Class A ordinary shares and 135,129,480 Class B ordinary shares held by SB Pan Pacific Corporation. See the two paragraphs following this table for more information on Class A and Class B ordinary shares. SB Pan Pacific Corporation is a corporation established under the laws of the Federated States of Micronesia, and is a wholly owned subsidiary of SoftBank Corp. SoftBank Corp. is a corporation established under the laws of Japan, and is a public company listed on the Tokyo Stock Exchange. On January 31, 2011, SoftBank Corp. transferred 2,582,200 series C preferred shares and 402,870,510 series D preferred shares to SB Pan Pacific Corporation, and, immediately prior to the completion of our initial public offering in May 2011, 135,129,480 of these series D preferred shares were converted into Class B ordinary shares on a one-to-one basis and the rest of the preferred shares held by SB Pan Pacific Corporation were converted into Class A ordinary shares on a one-to-one basis. The business address for SB Pan Pacific Corporation is P.O. Box 902, Kolonia, Pohnpei, FSM 96941, and the business address for SoftBank Corp. is 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan.

(13)	The number of ordinary shares beneficially owned is as of December 31, 2015 as reported in a Schedule 13G/A filed by DCM Ventures (as defined below) and affiliates on February 4, 2016, and consists of (i) 81,768,285 Class A ordinary shares which are directly owned by DCM III, L.P., (ii) 2,166,595 Class A ordinary shares which are directly owned by DCM III-A, L.P. and (iii) 3,995,085 Class A ordinary shares which are directly owned by DCM Affiliates Fund III, L.P. We refer to these three entities collectively as “DCM.” DCM Investment Management III, LLC is the general partner of each of these three entities and may be deemed to have sole power to vote and dispose of the Class A ordinary shares held by them. In addition, Mr. David Chao and Mr. Peter W. Moran, the managing members of DCM Investment Management III, LLC, may be deemed to have shared power to vote and dispose of those Class A ordinary shares. As set forth in note 6 above, Mr. Chao also owns 1,958,000 Class A ordinary shares. The business address of DCM Ventures is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025.

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

To our knowledge, as of February 28, 2018, a total of 461,238,667 Class A ordinary shares were held by 31 record holders in the United States, including Citibank, N.A., the depositary of our ADS program, and 170,258,970 Class B ordinary shares were held by one record holder in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company other than the non-binding going-private proposal that we received on June 10, 2015. See “Item 4. Information on the Company—A. History and Development of the Company—The Transaction.” To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly.

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

Contractual Arrangements with Our Consolidated Affiliated Entities

Please refer to “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

Related Party Transactions with Oak Pacific Holdings and Its Affiliates

The three largest shareholders of Oak Pacific Holdings are Mr. Joseph Chen, our founder, chairman and chief executive officer; James Jian Liu, our director and chief operating officer; and David Chao, our director. Collectively they hold approximately 98.5% of Oak Pacific Holdings. Summarized below are certain transactions our company has had with affiliates of Oak Pacific Holdings in 2015, 2016 and 2017.

Gummy Inc.

During 2012, we performed certain payment collection services to Gummy Inc., a subsidiary of Oak Pacific Holdings. Gummy Inc. owed our company approximately US$19,000, nil and nil for payment collection services as of December 31, 2015, 2016 and 2017, respectively, which amount was unsecured, non-interest bearing and payable on demand.

Beijing Qianxiang Hulian Technology Development Co., Ltd.

We performed certain back office services for Beijing Qianxiang Hulian Technology Development Co., Ltd., which is a subsidiary of Oak Pacific Holdings. These services included provisions of human resources and accounting services and amounted to US$0.04 million, nil and nil million in 2015, 2016 and 2017, respectively.

Related Party Transactions with Our Major Shareholder

Beautiful Bay Co., Ltd.

In 2015, we provided a loan of US$4.8 million to Beautiful Bay Co. Ltd., an entity of which the wife of our chairman and chief executive officer, Joseph Chen, is a majority shareholder. The loan has been repaid as of December 31, 2015.

Beautiful Legend Co., Ltd.

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

Related Party Transactions with Our Long Term Investments

Mapbar Technology Limited

In October 2011, we acquired a 35% equity interest in Mapbar Technology Limited, or Mapbar, and accounted for the investment using equity method as we are able to exercise significant influence over Mapbar. Mapbar performed approximately US$110,000, nil and nil of location-based services for our company in 2015, 2016 and 2017 respectively. In March 2017, we sold all the equity interests in Mapbar for a total consideration of US$37.3 million, of which US$32.7 million was received as of December 31, 2017 and the remainder was received during January 2018.

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

Social Finance Inc.

In July 2012, we purchased US$10.0 million Series 2012-A Senior Secured Refi Loan Notes issued by SoFi Lending Corp., a subsidiary of Social Finance Inc. Oak Pacific Holdings is a shareholder of Social Finance Inc. and our chairman and chief executive officer, Joseph Chen, is a director of Social Finance Inc. The note has a maturity date of July 3, 2032 and a fixed annual interest rate of 4% with no redemption feature. We received monthly payments, including return of principal of US$984,000 and US$5,879,000 in 2015 and 2016, respectively, and earned interest of US$181,000 and US$166,000 from SoFi Lending Corp. for the years ended December 31, 2015 and 2016, respectively. In December 2016, SoFi Lending Corp. elected to repay the SoFi loan notes in advance, and we therefore received all the remaining principal and earned interest in cash.

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

268V Limited

In January 2015, we acquired a 20.00% equity interest in 268V Limited and accounted for it as an available-for-sale investment. In 2015, 2016 and 2017, we purchased about US$42,000, US$238,000 and US$333,000 of used automobile services from 268V Limited, respectively. As of December 31, 2017, our company owed 268V Limited US$40,000 for these services, which amount was unsecured, non-interest bearing and payable on demand. In 2016, we provided a loan of US$3 million to 268V Limited. This loan is still outstanding.

Eall Technology Limited

In October 2014, we acquired a 20.4% equity interest in Eall Technology Limited and accounted for it as an available-for-sale investment. In May 2016, we provided a loan of RMB 70 million (US$11 million) to Tianjin Yi Chuang Xin He Information Technology Co., Ltd., a subsidiary of Eall Technology Limited. In May 2016, Eall Technology Limited provided a loan of US$10.7 million to us. Both of these loans are still outstanding.

Eunke Technology Ltd.

In March 2015, we acquired a 19.29% equity interest in Eunke Technology Ltd. and accounted for it as a cost method investment. In August 2016, we provided a loan of US$871,000 to Loji Logistics Ltd., a subsidiary of Eunke Technology Ltd, and recorded US$12,000 in interest. In 2017, we provided a loan of US$8,452,000 to Loji Logistics Ltd.,. and recorded US$139,000 in interest. As of December 31, 2017, Loji Logistics Ltd. owed us nil for the loan and the deposit paid by Loji Logistics Ltd. was US$154,000.

KoolRay Vision Inc.

In January and July 2017, we provided a loan of RMB 10 million (US$1.5 million) and RMB 2 million (US$0.3 million) to Kuwei Optics Technology (Shanghai) Co., Ltd., a subsidiary of KoolRay Vision Inc., in which we own a 39.06% equity interest.

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

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims and other matters. Internet media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights and other allegations based on the content available on their website or services they provide. See “Item 3.D—Risk Factors—Risks Related to Our Business and Industry—We have been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our website or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.” Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome, however, any litigation can have an adverse impact on us because of defense costs, diversion of management’s attention and other factors.

Dividend Policy

We have not paid any cash dividends on our ordinary shares in the past. On April 30, 2018, we announced a cash dividend payable to all holders of ordinary shares (including ordinary shares represented by ADSs). However, the payment of this special dividend would represent an exception to our dividend policy rather than a change to it. We do not expect to pay regular dividends in the foreseeable future. Aside from this special dividend, we currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business.

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

Subject to our memorandum and articles of association and certain restrictions under Cayman Islands law, our board of directors has complete discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, they will be paid in accordance with Cayman Islands law, which provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that in the case of our share premium account, no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law (2018 Revision) of the Cayman Islands prevents us from offering our shares or securities to individuals within the Cayman Islands, which may limit our ability to distribute a dividend comprised of our shares or other securities. We will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in our registration statement on Form F-1 (File No. 333-173548), as amended, initially filed with the SEC on April 15, 2011. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A.	Offering and Listing Details

See “—C. Markets”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing fifteen Class A ordinary shares, have been listed on the NYSE since May 4, 2011 and trade under the symbol “RENN.” The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated, as adjusted to give retroactive effect to the change in the number of ordinary shares represented by each ADS from three to fifteen that became effective on February 6, 2017. The last reported closing price for our ADSs on May 11, 2018 was US$8.78 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
2013	23.15	12.60
2014	23.95	12.25
2015	22.25	11.75
2016	18.40	7.55
2017	11.98	6.01
Quarterly Highs and Lows
Second Quarter of 2016	17.80	8.75
Third Quarter of 2016	10.70	7.55
Fourth Quarter of 2016	12.50	7.75
First Quarter of 2017	8.75	7.59
Second Quarter of 2017	7.89	6.01
Third Quarter of 2017	9.21	6.01
Fourth Quarter of 2017	11.98	8.71
First Quarter of 2018	18.70	8.02
Monthly Highs and Lows
November 2017	11.98	9.01
December 2017	11.14	9.37
January 2018	18.70	9.85
February 2018	10.30	8.02
March 2018	9.74	8.22
April 2018	10.44	8.13
May 2018 (through May 11)	8.95	8.33

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2018 Revision) of the Cayman Islands, which is referred to below as the Companies Law, and the common law of the Cayman Islands.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. As set forth in article 3 of our memorandum of association, the objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, as amended from time to time, or any other law of the Cayman Islands.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law. The Companies Law provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that no such distribution or dividend paid to our shareholders will, immediately after this payment, cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law prevents us from offering our shares or securities to individuals within the Cayman Islands which may limit our ability to distribute a dividend comprised of our shares or other securities.

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

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative holding not less than an aggregate of one-third of all voting power of the shares in issue entitled to vote at the general meeting. Shareholders’ meetings may be held annually and may be convened by any one of our directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-fifth of the voting power of our share capital. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as an amendment to our amended and restated memorandum or articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger par value than our existing share capital, and canceling any shares.

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

Liquidation. On a liquidation or winding up, distribution or payment shall be made to the holders of ordinary shares. Considerations received by each Class B ordinary share and Class A ordinary share should be the same in any liquidation event. Assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionally.

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

Cayman Islands Taxation

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company.

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

United States Federal Income Tax Considerations

The following is a discussion of the principal United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs or ordinary shares and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any United States federal estate, gift or alternative minimum tax consequences or any non-United States, state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Our company is an exempted company incorporated under the laws of the Cayman Islands. As such, our company believes that it is not a United States corporation for United States federal income tax purposes. Under certain provisions of the Code and regulations, however, if pursuant to a plan (or a series of related transactions), a non-United States corporation such as our company acquires substantially all of the assets of a United States corporation, and after the acquisition 80% or more of the stock (by vote or value) of the non-United States corporation (excluding stock issued in a public offering related to the acquisition) is owned by former shareholders of the United States corporation by reason of their ownership of the United States corporation, the non-United States corporation will be considered a United States corporation for United States federal income tax purposes. Based on our analysis of the facts related to our corporate restructuring in 2005 and 2006, we do not believe that we should be treated as a United States corporation for United States federal income tax purposes. However, as there is no direct authority on how the relevant rules of the Code might apply to us, our company’s conclusion is not free from doubt. Therefore, our conclusion may be challenged by the United States tax authorities and a finding that we owe additional United States taxes could substantially reduce the value of your investment in our company. You are urged to consult your tax advisor concerning the income tax consequences of purchasing, holding or disposing of ADSs or ordinary shares if we were to be treated as a United States domestic corporation for United States federal income tax purposes. The remainder of this discussion assumes that our company is treated as a non-United States corporation for United States federal income tax purposes.

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

We believe we were classified as a PFIC for each of the past seven taxable years ending December 31st. Although our PFIC status for the current taxable year will not be determinable until after the close of the year, we expect, but cannot guarantee, to be treated as a PFIC for the current taxable year due to our ownership of and income from significant assets treated as passive under the PFIC rules. Our PFIC classification for any particular year will depend on the value of our ordinary shares and ADSs, the nature of our assets and income over time, and the nature of our business. There can be no assurance that we will not be a PFIC for any future taxable year, even if we hold fewer passive investment assets as a result of the Transaction.

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

Because we have not paid any dividends in the prior three taxable years, a U.S. Holder’s receipt of the cash dividend pursuant to the Transaction is expected to be treated as an excess distribution under these rules provided the cash is not received with respect to ADSs or ordinary shares acquired during the year such cash dividend is paid.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary that is a PFIC (each such subsidiary, a lower-tier PFIC) and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. This may occur as a result of the private placement by OPI, which we expect to be treated as a PFIC, pursuant to the Transaction. Under these rules, a U.S. Holder whose (direct or indirect) interest in OPI decreases as a result of the Transaction may be required to recognize an amount of gain subject to the excess distribution rules described above equal to such U.S. Holder’s pro rata portion of the gain that would be recognized by Renren Inc. if Renren Inc. sold all of its OPI Shares to a third-party for full fair market value immediately before OPI closes the private placement. The amount of gain that would be recognized by Renren Inc. for U.S. federal income tax purposes as a result of such deemed sale has not yet been determined. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, including OPI.

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

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, including OPI, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes, even if a mark-to-market election is made with respect to our ADSs.

In certain circumstances, a shareholder in a PFIC may avoid the adverse tax consequences of the excess distribution regime described above if such shareholder can, and does, make a timely “qualified electing fund” election to include in income its pro rata share of the PFIC’s ordinary income and net capital gain on a current basis. In general, a U.S. Holder may make a qualified electing fund election only if we provide U.S. Holders with a “PFIC Annual Information Statement” that would allow the U.S. Holder to compute its pro rata share of our ordinary earnings and net capital gain determined under U.S. federal income tax principles. We currently do not separately compute income and loss in accordance with U.S. federal income tax principles and, accordingly, U.S. Holders may not be able to make a qualified electing fund election.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder will be required to file an annual IRS Form 8621 and must report any “excess distributions” with respect to our ADSs or ordinary shares during the year and other forms as may be required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares, including the possibility of making a mark-to-market election, the potential unavailability of the election to treat us as a qualified electing fund and the potential for the Transaction to result in the recognition of an “excess distribution” under the PFIC rules.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We had an exchange loss on offshore bank accounts of US$0.2 million in 2015, approximately nil in 2016 and approximately nil in 2017, which were primarily related to the exchange rate fluctuation of our RMB deposits during the year.

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

To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. As of December 31, 2017, we had RMB-denominated cash and term deposits totaling RMB 150.6 million (US$23.1 million) and U.S. dollar-denominated cash and term deposits totaling US$105.4 million.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 increases of 1.6%, 2.1% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Charges Our ADS Holders May Have to Pay

Citibank, N.A., is the depositary of our ADS program. Set forth below is a summary of fees holders of our ADSs may be required to pay for various services the depositary may provide:

Service	Fee
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS held exercise of rights
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary
Transfer of ADRs	US$1.50 per certificate presented for transfer

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2015, 2016 and 2017, we received approximately US$1.1 million, US$1.7 million and nil, respectively, net of applicable withholding taxes in the United States, from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Under guidelines established by the SEC, companies are permitted to exclude acquisitions from their evaluation of internal control over financial reporting during the first year after the acquisition. As described elsewhere in this annual report, we are in the process of integrating 14 newly acquired used car dealerships into our operations, including our overall internal control over financial reporting. Refer to Note 5 to our consolidated financial statements included in this annual report for more information on these acquisitions. As a result, management excluded the following entities, which were acquired at various times during the second half of the year ended December 31, 2017, from the scope of the evaluation of our internal control over financial reporting and from this management report on the effectiveness of such internal controls:

•	Cangzhou Jieying Bole Automobile Sales Co., Ltd

•	Chongqing Jieying Shangyue Automobile Sales Co., Ltd.

•	Dalian Yiche Jieying Automobile Sales Co., Ltd.

•	Hangzhou Jieying Yifeng Automobile Sales Co., Ltd.

•	Henan Jieying Hengxin Automobile Sales Co., Ltd.

•	Jiangsu Jieying Ruineng Automobile Sales Co., Ltd.

•	Jieying Baolufeng Automobile Sales (Shenyang) Co., Ltd.

•	Jilin Jieying Taocheguan Automobile Sales Co., Ltd.

•	Neimenggu Jieying Kaihang Automobile Sales Co., Ltd.

•	Ningxia Jieying Xianzhi Automobile Sales Co., Ltd.

•	Shandong Jieying Huaqi Automobile Service Co., Ltd.

•	Shanghai Jieying Diyi Automobile Sales Co., Ltd.

•	Suzhou Jieying Chemaishi Automobile Sales Co., Ltd.

•	Wuhan Jieying Chimei Automobile Sales Co., Ltd.

Although these acquired used car dealerships play a key role in our used automobile sales business, we have organized this business so that the assets are held and the revenue is recognized primarily in one of our existing subsidiaries, and not in the acquired dealerships. Therefore, these dealerships represented only 0.1% and 2.5% of our total assets and net loss, respectively, at the end of and for the year ended December 31, 2017.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2017, using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management identified one material weakness in our internal control over financial reporting, as follows:

•	Inadequate controls designed over the accounting of significant, unusual and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP. Specifically, management concluded that it lacked sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address the complex accounting issues involved in the application of purchase accounting principles in connection with the acquisition of used car dealerships as described in Note 5 of our consolidated financial statements included in this annual report, and the deconsolidation principles associated with the Transaction that that is expected to close in 2018.

As a result of this material weakness and based on the evaluation described above, management concluded that our internal control over financial reporting was not effective as of December 31, 2017. Notwithstanding this material weakness, however, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP. Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RENREN INC.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Renren Inc., its subsidiaries, its variable interest entities and the subsidiaries of its variable interest entities (collectively, the “Company”) as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated May 14, 2018, expressed an unqualified opinion on those financial statements.

As described in the Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Cangzhou Jieying Bole Automobile Sales Co., Ltd., Chongqing Jieying Shangyue Automobile Sales Co., Ltd., Dalian Yiche Jieying Automobile Sales Co., Ltd., Hangzhou Jieying Yifeng Automobile Sales Co., Ltd., Henan Jieying Hengxin Automobile Sales Co., Ltd., Jiangsu Jieying Ruineng Automobile Sales Co., Ltd., Jieying Baolufeng Automobile Sales (Shenyang) Co., Ltd., Jilin Jieying Taocheguan Automobile Sales Co., Ltd., Neimenggu Jieying Kaihang Automobile Sales Co., Ltd., Ningxia Jieying Xianzhi Automobile Sales Co., Ltd., Shandong Jieying Huaqi Automobile Service Co., Ltd., Shanghai Jieying Diyi Automobile Sales Co., Ltd., Suzhou Jieying Chemaishi Automobile Sales Co., Ltd. and Wuhan Jieying Chimei Automobile Sales Co., Ltd., which were acquired during 2017 and whose financial statements constitute 0.1% of total assets and 2.5% of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2017. Accordingly, our audit did not include the internal control over financial reporting at those entities.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: Inadequate controls designed over the accounting of significant, unusual and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2017, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

May 14, 2018

We have served as the Company’s auditor since 2008.

Management’s Remediation Plans and Actions

To remediate the material weakness described above in “Management’s Report on Internal Control over Financial Reporting,” we are implementing the plan and measures described below, and we will continue to evaluate and may in the future implement additional measures.

We will carry out the following remediation measures:

•	We have hired a new senior finance director with extensive U.S. GAAP and reporting experience. This individual is a U.S. certified public accountant who previously worked at our company and has since worked at another U.S. public company. He is expected to rejoin our company in June 2018.

•	We plan to recruit additional staff with relevant accounting experience, skills and knowledge in accounting and disclosure for complex transactions under the requirements of U.S. GAAP.

•	We will design and implement robust financial reporting and management controls over future acquisitions of additional dealerships.

We believe that we are taking the steps necessary for remediation of the material weakness identified above, and we will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.

Changes in Internal Control over Financial Reporting

In 2017, the special committee of the board of directors that was tasked with evaluating the fairness of the Transaction employed an external financial advisor and external U.S. counsel to review the Transaction and to ensure that the measurement of the investments involved was performed properly. These remedial measures were undertaken to address the material weakness related to inadequate controls designed over the measurement of investments reported in our annual report on Form 20-F for the year ended December 31, 2016. Accordingly, as of December 31, 2017, we concluded that the material weakness related to the measurement of investment assets and the Transaction had been remediated.

Other than the remedial measures described above, there were no other changes in our internal control over financial reporting during the year ended December 31, 2017 that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.

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

	For the Year Ended December 31,
	2016	2017
	(in thousands of US$)
Audit fees (1)	1,346.2	1,558.3
Other fees (2)	107.0	-

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.

(2)	“Other fees” represent the aggregate fees billed and expected to be billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm other than the services reported in (1).

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

As we announced on April 30, 2018, we will pay a cash dividend. We expect the market price of our ADSs to fall significantly on the ex-dividend date to reflect the value that will have been removed from our company and transferred to our shareholders. To the extent that our ADSs trade below US$1.00 per ADS for an extended period of time, or at or below US$0.16 per ADS for any period of time, our ADSs may be suspended from trading on the NYSE and ultimately delisted. To assist in stabilizing the ADS trading price and address this risk, we have adopted an ADS repurchase program to be effected on the open market at prevailing market prices from time to time as market conditions warrant in accordance with the applicable requirements of Rule 10b5-1 and Rule 10b-18 under the Exchange Act. As of the date of this annual report, we have not made any purchases pursuant to this ADS repurchase plan.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We are a Cayman Islands exempted company, and our chief executive officer is not required under applicable Cayman Islands law to make such a certification. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual.

Section 303A.01 of the NYSE Listed Company Manual requires a listed company to have a majority of independent directors. Section 303A.07(a) of the NYSE Listed Company Manual requires the audit committee to have a minimum of three members. Section 303A.08 of the NYSE Listed Company Manual requires a listed company to give shareholders an opportunity to vote on all equity compensation plans and material revisions thereto. We are a Cayman Islands exempted company, and there are no requirements under applicable Cayman Islands law that correspond to these sections of the NYSE Listed Company Manual. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice and are exempted from the requirements of Sections 303A.01, 303A.07(a) and 303A.08 of the NYSE Listed Company Manual. Nevertheless, as of the date of this annual report our audit committee has three members.

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

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.1	Specimen American depositary receipt of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.2	Specimen Class A ordinary share certificate of the Registrant (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.3	Deposit Agreement, dated as of May 4, 2011, by and among the Registrant, Citibank, N.A., as depositary, and the holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-177366), filed with the SEC on October 18, 2011).

2.4	Amended and Restated Investors’ Rights Agreement between the Registrant and other parties therein, dated as of April 4, 2008, as amended (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.5	Form of Registration Rights Agreement between the Registrant and other parties therein (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.1	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.2	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.3	2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.4	2011 Share Incentive Plan (as amended by Amendment No.1 to the 2011 Share Incentive Plan) (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (file no. 333-209734), filed with the SEC on February 26, 2016).

4.5	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.6	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.7	Business Operations Agreement, dated as of December 23, 2010, between Qianxiang Shiji, Qianxiang Tiancheng and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.8	Amended and Restated Equity Option Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.9	Amended and Restated Equity Interest Pledge Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.10	Power of Attorney, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.11	Spousal Consents, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.12	Amended and Restated Loan Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.13	Amended and Restated Exclusive Technical Service Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.14	Amended and Restated Intellectual Property Right License Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.15	Power of Attorney, dated December 4, 2013, by Huang Hui (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.16	Power of Attorney, dated December 4, 2013, by Liu Jian (incorporated by reference to Exhibit 4.33 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.17	Spousal Consent issued by Jonathan Gentile Anderson, as the lawful spouse of Huang Hui, and Chen Yan, as the lawful spouse of Liu Jian, both dated December 4, 2013 (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F (file no. 00135147), filed with the SEC on April 29, 2014).

4.18	Loan Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.19	Loan Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu (incorporated by reference to Exhibit 4.33 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.20	Business Operations Agreement, dated May 22, 2014, by and among Beijing Jingwei Sinan Information Technology Co., Ltd., Beijing Jingwei Zhihui Information Technology Co., Ltd., Jing Yang and Jian Liu (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.21	Power of Attorney, dated May 22, 2014, by Jing Yang (incorporated by reference to Exhibit 4.35 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.22	Power of Attorney, dated May 22, 2014, by Jian Liu (incorporated by reference to Exhibit 4.36 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.23	English translation of Spousal Consents, by Joseph Chen, as the lawful spouse of Jing Yang, and Yan Chen, as the lawful spouse of James Jian Liu, both dated May 22, 2014 (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (file no. 00135147), filed with the SEC on April 16, 2015)

4.24	Exclusive Technology Support and Technology Service Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Beijing Jingwei Zhihui Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.25	Intellectual Property Right License Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Beijing Jingwei Zhihui Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.26	English translation of Equity Interest Pledge Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (file no. 00135147), filed with the SEC on April 16, 2015)

4.27	English translation of Equity Interest Pledge Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (file no. 00135147), filed with the SEC on April 16, 2015)

4.28	Equity Option Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang (incorporated by reference to Exhibit 4.42 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.29	Equity Option Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu (incorporated by reference to Exhibit 4.43 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.30	English translation of Framework Purchase Agreement, dated October 28, 2014, by and among the Registrant, Beijing Wole Information Technology Co., Ltd., Jian Liu, Hui Huang, Guangzhou Qianjun Internet Technology Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.44 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.31	English translation of Amendment to Framework Purchase Agreement, dated December 1, 2014, by and among the Registrant, Beijing Wole Information Technology Co., Ltd., Jian Liu, Hui Huang, Guangzhou Qianjun Internet Technology Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.45 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.32	English translation of Business Cooperation Agreement, dated December 1, 2014, by and among Beijing Wole Information Technology Co., Ltd., Guangzhou Qianjun Internet Technology Co., Ltd., Beijing Qianxiang Wangjing Technology Development Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.46 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.33	English translation of Service Agreement, dated December 1, 2014, by and among Beijing Wole Information Technology Co., Ltd., Guangzhou Qianjun Internet Technology Co., Ltd., Beijing Qianxiang Wangjing Technology Development Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.47 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.34	Convertible Note and Series F Preferred Stock Purchase Agreement, dated July 28, 2015, by and among Social Finance, Inc., SoftBank Group International Limited, the Registrant and other parties therein (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 16, 2016)

4.35	English translation of Framework Agreement on Transfer of Renren Games Business by Renren Inc., dated January 5, 2016, by and among the Registrant, Link 224 Inc., Renren Game Hong Kong Limited and other parties therein (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 16, 2016)

4.36	English translation of Asset Sale and Purchase Agreement for Shanghai Renren Finance Leasing Asset-Backed Special Plan, dated January 26, 2016, by and between Shanghai Renren Finance Leasing Co., Ltd. and Xinyuan Asset Management Co., Ltd. (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2017)

4.37	2016 Share Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-8 (file no. 333-209734), filed with the SEC on February 26, 2016)

4.38	English translation of Asset Sale and Purchase Agreement for Shanghai Renren Finance Leasing Asset-Backed Special Plan II, dated August 10, 2016, by and between Shanghai Renren Finance Leasing Co., Ltd. and Beijing Founder Fubon Asset Management Co., Ltd. (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2017)

4.39	Transaction Confirmation, dated April 4, 2017, in connection with the sale of shares of Social Finance Inc. by the Registrant (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2017)

4.40*	Loan Agreement between Shanghai Renren Automobile Technology Company Limited and James Jian Liu (English Translation), dated August 18, 2017

4.41*	Loan Agreement between Shanghai Renren Automobile Technology Company Limited and Yang Jing (English Translation), dated August 18, 2017

4.42*	Loan Agreement between Shanghai Renren Automobile Technology Company Limited and Yi Rui, dated August 18, 2017 (English Translation)

4.43*	Loan Agreement between Shanghai Renren Automobile Technology Company Limited and Thomas Jintao Ren, dated August 18, 2017 (English Translation)

4.44*	Exclusive Technology Support and Technology Services Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd. dated August 18, 2017 (English Translation)

4.45*	Exclusive Technology Support and Technology Services Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Jieying Automobile Sales Co., Ltd. dated August 18, 2017 (English Translation)

4.46*	Equity Pledge Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd, between Shanghai Renren Automobile Technology Company Limited and James Jian Liu, dated August 18, 2017 (English Translation)

4.47*	Equity Pledge Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd, between Shanghai Renren Automobile Technology Company Limited and Yang Jing, dated August 18, 2017 (English Translation)

4.48*	Equity Pledge Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd., between Shanghai Renren Automobile Technology Company Limited and Yi Rui, dated August 18, 2017 (English Translation)

4.49*	Equity Pledge Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd., between Shanghai Renren Automobile Technology Company Limited and Thomas Jintao Ren, dated August 18, 2017 (English Translation)

4.50*	Intellectual Property Right License Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd. and dated August 18, 2017 (English Translation)

4.51*	Intellectual Property Right License Agreement between Shanghai Renren Automobile Technology Company Limited. and Shanghai Jieying Automobile Sales Co., Ltd., dated August 18, 2017

4.52*	Equity Option Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd between Shanghai Renren Automobile Technology Company Limited and James Jian Liu, dated August 18, 2017 (English Translation)

4.53*	Equity Option Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd between Shanghai Renren Automobile Technology Company Limited and Yang Jing, dated August 18, 2017 (English Translation)

4.54*	Equity Option Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd. between Shanghai Renren Automobile Technology Company Limited and Yi Rui, dated August 18, 2017 (English Translation)

4.55*	Equity Option Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd. between Shanghai Renren Automobile Technology Company Limited and Thomas Jintao Ren, dated August 18, 2017 (English Translation)

4.56*	Form of Equity Purchase Agreement (English Translation)

4.57*	Form of Used Vehicle Purchase Contract (English Translation)

4.58*	Form of Used Vehicle Agency Services Agreement (English Translation)

4.59*	Form of Used Vehicle Sales Contract (English Translation)

4.60*	2018 Equity and Incentive Plan

4.61*	Power of Attorney between Ren Jintao and Shanghai Renren Automobile Technology Company Limited, dated August 18, 2017

4.62*	Power of Attorney between Yi Rui and Shanghai Renren Automobile Technology Company Limited, dated August 18, 2017

4.63*	Power of Attorney between Yang Jing and Shanghai Renren Automobile Technology Company Limited, dated August 18, 2017

4.64*	Power of Attorney between Liu Jian and Shanghai Renren Automobile Technology Company Limited, dated August 18, 2017

4.65*	Business Operations Agreement by and among Shanghai Renren Automobile Technology Company Limited., Shanghai Jieying Automobile Sales Co., Ltd., Ren Jintao and Yi Rui, dated August 18, 2017

4.66*	Business Operations Agreement by and among Shanghai Renren Automobile Technology Company Limited., Shanghai Qianxiang Changda Internet Information Technology Development Co. Ltd, Yang Jing and Liu Jian, dated August 18, 2017

4.67*	Consent of Xi Wang, lawful spouse of Ren Jintao, dated August 18, 2017

4.68*	Consent of Zhang Jian, lawful spouse of Yi Rui, dated August 18, 2017

4.69*	Consent of Joseph Chen, lawful spouse of Yang Jing, dated August 18, 2017

4.70*	Consent of Chen Yan, lawful spouse of Liu Jian, dated August 18, 2017

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of TransAsia Lawyers

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Renren Inc.

By:	/s/ Joseph Chen

Name:	Joseph Chen
Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: May 14, 2018

RENREN INC.

Report and Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

132

RENREN INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

F- 1

RENREN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RENREN INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Renren Inc., its subsidiaries, its variable interest entities and the subsidiaries of its variable interest entities (collectively, the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and the financial statement schedule in Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 14, 2018, expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

May 14, 2018

We have served as the Company’s auditor since 2008.

F- 2

RENREN INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2016	2017
ASSETS

Current assets:
Cash and cash equivalents	$79,370	$128,595
Restricted cash	30,390	47,253
Short-term investments	410	-
Accounts receivable (net of allowances of $2,839 and $2,856 as of December 31, 2016 and 2017, respectively)	4,702	6,260
Financing receivable (net of allowances of $15,067 and $7,023 as of December 31, 2016 and 2017, respectively; including $73,549 and $78,485 from the Plans (i) as of December 31, 2016 and 2017, respectively)	301,773	125,478
Prepaid expenses and other current assets	20,749	50,183
Inventory	-	95,012
Amounts due from related parties	13,419	15,224

Total current assets	450,813	468,005

Long-term financing receivable (net of allowances of $47 and $nil as of December 31, 2016 and 2017, respectively)	330	8
Property and equipment, net	28,666	29,532
Intangible assets, net	-	2,260
Goodwill	-	101,937
Long-term investments	695,348	565,366
Other non-current assets	1,687	27,056

TOTAL ASSETS	$1,176,844	$1,194,164

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Renren Inc. of $5,423 and $19,476 as of December 31, 2016 and 2017, respectively)	$5,561	$20,046
Short-term debt (including short-term debt of the consolidated VIEs without recourse to Renren Inc. of $7,202 and $12,296 as of December 31, 2016 and 2017, respectively)	37,202	61,479
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Renren Inc. of $11,277 and $17,498 as of December 31, 2016 and 2017, respectively; including accrued expenses and other current liabilities of the Plans without recourse to Renren Inc. of $4 and $4 as of December 31, 2016 and 2017, respectively)	19,781	45,898
Payable to investors (including payable to investors of the consolidated VIEs without recourse to Renren Inc. of $182,810 and $7,153 as of December 31, 2016 and 2017, respectively; including payable to investors of the Plans without recourse to Renren Inc. of $141 and $64,087 as of December 31, 2016 and 2017, respectively)	182,951	142,689
Amounts due to related parties (including amount due to related parties of the consolidated VIEs without recourse to Renren Inc. of $222 and $7,013 as of December 31, 2016 and 2017, respectively)	10,914	17,746
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Renren Inc. of $5,804 and $10,164 as of December 31, 2016 and 2017, respectively)	5,954	11,489

F- 3

RENREN INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2016	2017

Income tax payable (including income tax payable of the consolidated VIEs without recourse to Renren Inc. of $7,163 and $10,380 as of December 31, 2016 and 2017, respectively)	7,860	12,652
Contingent consideration (Note 5) (including contingent consideration of the consolidated VIEs without recourse to Renren Inc. of $nil and $5,944 as of December 31, 2016 and 2017, respectively)	-	5,944

Long-term debt – current (including long-term debt – current of the consolidated VIEs without recourse to Renren Inc. of $nil and $nil as of December 31, 2016 and 2017, respectively)	-	52,604

Total current liabilities	270,223	370,547

Long-term liabilities:
Long-term debt (including long-term debt of the consolidated VIEs without recourse to Renren Inc. of $nil and $nil as of December 31, 2016 and 2017, respectively)	95,390	47,665
Long-term payable to investors (including long-term payable to investors of the Plans without recourse to Renren Inc. of $59,916 and $nil as of December 31, 2016 and 2017, respectively)	59,916	-
Long-term contingent consideration (Note 5) (including long-term contingent consideration of the consolidated VIEs without recourse to Renren Inc. of $nil and $60,850 as of December 31, 2016 and 2017, respectively)	-	60,850
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Renren Inc. of $nil and $nil as of December 31, 2016 and 2017, respectively)	12,849	6,356

Total non-current liabilities	168,155	114,871

TOTAL LIABILITIES	$438,378	$485,418

Commitments (Note 23)

Equity:
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized, 719,651,418 and 726,549,453 shares issued and outstanding as of December 31, 2016 and 2017, respectively	$720	$727
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 305,388,450 and 305,388,450 shares issued and outstanding as of December 31, 2016 and 2017, respectively	305	305
Additional paid-in capital	1,266,592	1,303,117
Accumulated deficit	(542,746)	(653,173)
Statutory reserves	6,712	6,712
Accumulated other comprehensive income	6,883	17,116

Total Renren Inc. shareholders' equity	738,466	674,804

Noncontrolling interest	-	33,942

Total equity	738,466	708,746

TOTAL LIABILITIES AND EQUITY	$1,176,844	$1,194,164

(i) The Company consolidated Shanghai Renren Finance Leasing Asset-Backed Special Plans (the "Plans"), see Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

F- 4

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2015	2016	2017

Net revenues:
Used car sales	-	-	$121,084
IVAS and others	$32,507	$34,047	51,749
Financing income	8,604	29,317	29,269

Total net revenues	41,111	63,364	202,102
Cost of revenues:
Used car sales	-	-	116,385
IVAS and others	30,083	26,059	39,038
Financing income	6,637	25,708	28,975

Total cost of revenues	36,720	51,767	184,398

Gross profit	4,391	11,597	17,704

Operating expenses:
Selling and marketing	30,502	21,276	28,954
Research and development	32,392	20,750	23,678
General and administrative	46,803	42,584	52,949

Total operating expenses	109,697	84,610	105,581

Loss from operations	(105,306)	(73,013)	(87,877)
Other (expenses) income	(7,058)	12,888	(1,369)
Interest income	2,190	919	2,029
Interest expenses	(2,041)	(12,439)	(10,185)
Realized (loss) gain on short-term investments	(98,112)	552	(100)
Realized gain on disposal of long-term investments	-	-	37,311
Impairment of long-term investments	(4,258)	(102,307)	(113,073)

Loss before provision of income tax and (loss) earnings in equity method investments and noncontrolling interest, net of tax	(214,585)	(173,400)	(173,264)
Income tax expenses	(3,124)	(2,470)	(4,479)

Loss before (loss) earnings in equity method investments and noncontrolling interest, net of tax	(217,709)	(175,870)	(177,743)
(Loss) earnings in equity method investments, net of tax	(5,468)	(18,183)	67,240

Loss from continuing operations	$(223,177)	$(194,053)	$(110,503)

F- 5

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2015	2016	2017

Discontinued operations:
Income from the operations of the discontinued operations, net of tax expenses of $944, $102 and $nil for the years ended December 31, 2015, 2016 and 2017, respectively	$1,520	$391	$-
Gain on deconsolidation of subsidiaries, net of tax of $nil, $454 and $nil for the years ended December 31, 2015, 2016 and 2017, respectively	-	8,310	-

Income from discontinued operations, net of tax expenses of $944, $556 and $nil for the years ended December 31, 2015, 2016 and 2017, respectively	1,520	8,701	-

Net loss	(221,657)	(185,352)	(110,503)
Net loss attributable to the noncontrolling interest	1,529	-	76

Net loss from continuing operations attributable to Renren Inc.	(221,648)	(194,053)	(110,427)
Net income from discontinued operations attributable to Renren Inc.	1,520	8,701	-

Net loss attributable to Renren Inc.	$(220,128)	$(185,352)	$(110,427)

F- 6

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2015	2016	2017

Net loss per share:
Net loss per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.22)	$(0.19)	$(0.11)
Diluted	$(0.22)	$(0.19)	$(0.11)

Net income per share from discontinued operations attributable to Renren Inc. shareholders
Basic	$0.00	$0.01	$-
Diluted	$0.00	$0.01	$-

Net loss per share attributable to Renren Inc. shareholders:
Basic	$(0.22)	$(0.18)	$(0.11)
Diluted	$(0.22)	$(0.18)	$(0.11)

Weighted average number of shares used in calculating net loss per share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,019,378,556	1,022,664,396	1,028,537,406
Diluted	1,019,378,556	1,022,664,396	1,028,537,406

Weighted average number of shares used in calculating net income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,019,378,556	1,022,664,396	1,028,537,406
Diluted	1,027,236,202	1,027,176,963	1,028,537,406

The accompanying notes are an integral part of these consolidated financial statements.

F- 7

RENREN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2015	2016	2017

Net loss	$(221,657)	$(185,352)	$(110,503)

Other comprehensive income (loss), net of tax:
Foreign currency translation	(7,777)	(10,994)	9,585
Net unrealized gain (loss) on available-for-sale investments, net of tax of $nil for the years ended December 31, 2015, 2016 and 2017, respectively	40,695	(18,518)	3,891
Transfer to statements of operations of realized gain on available-for-sale investments, net of tax of $nil for the years ended December 31, 2015, 2016 and 2017, respectively	(3,568)	(729)	(3,243)

Other comprehensive income (loss)	29,350	(30,241)	10,233

Comprehensive loss	(192,307)	(215,593)	(100,270)
Less: Comprehensive loss attributable to noncontrolling interest	1,529	-	76

Comprehensive loss attributable to Renren Inc.	$(190,778)	$(215,593)	$(100,194)

The accompanying notes are an integral part of these consolidated financial statements.

F- 8

RENREN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of US dollars, except share data and per share data, or otherwise noted)

								Accumulated	Total
	Class A		Class B		Additional			other	Renren	Non-
	ordinary shares		ordinary shares		paid-in	Accumulated	Statutory	comprehensive	Inc.'s	controlling	Total
	Shares	Amount	Shares	Amount	capital	deficit	reserves	income	equity	interest	equity

Balance at January 1, 2015	720,040,971	$720	305,388,450	$305	$1,224,393	$(137,266)	$6,712	$7,774	$1,102,638	$(259)	$1,102,379
Stock-based compensation	-	-	-	-	28,241	-	-	-	28,241	-	28,241
Other comprehensive income	-	-	-	-	-	-	-	29,350	29,350	-	29,350
Net loss	-	-	-	-	-	(220,128)	-	-	(220,128)	(1,529)	(221,657)
Exercise of share option and restricted shares vesting	5,236,230	5	-	-	1,362	-	-	-	1,367	-	1,367
Repurchase of ordinary shares	(10,912,110)	(11)	-	-	(10,281)	-	-	-	(10,292)	-	(10,292)
Purchase of noncontrolling interest in Jiehun China	-	-	-	-	119	-	-	-	119	(119)	-
Decrease in equity interest in Beijing Wanmen Education Technology Co., Ltd. ("Wanmen")	-	-	-	-	(751)	-	-	-	(751)	751	-

Balance at December 31, 2015	714,365,091	$714	305,388,450	$305	$1,243,083	$(357,394)	$6,712	$37,124	$930,544	$(1,156)	$929,388
Stock-based compensation	-	-	-	-	23,544	-	-		23,544	-	23,544
Other comprehensive loss	-	-	-	-	-	-	-	(30,241)	(30,241)	-	(30,241)
Net loss	-	-	-	-	-	(185,352)	-	-	(185,352)	-	(185,352)
Exercise of share option and restricted shares vesting	5,286,327	6	-	-	1,144	-	-	-	1,150	-	1,150
Deconsolidation of Wanmen	-	-	-	-	(1,179)	-	-	-	(1,179)	1,156	(23)

Balance at December 31, 2016	719,651,418	$720	305,388,450	$305	$1,266,592	$(542,746)	$6,712	$6,883	$738,466	-	$738,466
Stock-based compensation	-	-	-	-	28,016	-	-	-	28,016	-	28,016
Other comprehensive loss	-	-	-	-	-	-	-	9,477	9,477	756	10,233
Noncontrolling interest arising from an acquisition	-	-	-	-	-	-	-	756	756	24,499	25,255
Capital contribution from non-controlling shareholder	-	-	-	-	7,954	-	-	-	7,954	8,763	16,717
Net loss	-	-	-	-	-	(110,427)	-	-	(110,427)	(76)	(110,503)
Exercise of share option and restricted shares vesting	6,898,035	7	-	-	555	-	-	-	562	-	562

Balance at December 31, 2017	726,549,453	$727	305,388,450	$305	$1,303,117	$(653,173)	$6,712	$17,116	$674,804	33,942	$708,746

The accompanying notes are integral part of these consolidated financial statements.

F- 9

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2015	2016	2017
Cash flows from operating activities:
Net loss	$(221,657)	$(185,352)	$(110,503)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	28,241	23,544	28,016
Gain on deconsolidation of subsidiaries	-	(12,895)	(1,825)
Loss (earnings) in equity method investments	4,943	18,183	(67,240)
Realized gain on disposal of long-term investments	-	-	(37,311)
Depreciation and amortization	8,935	2,678	2,029
Exchange loss on offshore accounts	174	4	-
Impairment on long-term investments	4,258	102,307	113,073
Loss on expiration of warrant	-	901	-
Interest income from long-term available-for-sale investment	-	(298)	(108)
Provision for doubtful accounts-accounts receivable	788	(205)	46
Provision for doubtful accounts- others	836	369	(39)
Provision for financing receivable losses	3,665	12,436	12,745
Write off of financing receivable	-	(119)	-
(Gain) loss on disposal of equipment	(988)	(95)	13
Loss (gain) on short-term investments and fair value change of derivatives	98,112	(552)	100
Realized gain on long-term available-for-sale investment	-	(729)	-
Fair value change of put option and liability-classified warrant	6,270	(105)	(195)
Fair value change of contingent consideration	-	-	2,545

Changes in operating assets and liabilities:
Accounts and notes receivable	7,613	(881)	2,116
Financing receivable	(217)	10	(321)
Prepaid expenses and other current assets	(22,788)	7,934	(20,842)
Inventory	-	-	(76,605)
Other non-current assets	19,313	490	434
Intercompany loan to Online Gaming (see Note 4)	-	7,500	-
Accounts payable	1,266	797	12,599
Amounts due from/to related parties	1,260	1,167	7,514
Accrued expenses and other current liabilities	1,090	2,037	8,576
Interest payable to investors	870	(531)	(4,048)
Deferred revenue	397	2,780	4,109
Other non-current liabilities	966	5,332	5,862
Income tax payable	(2,624)	2,288	4,296
Profit distribution received from Japan Macro	9,235	-	-
Net cash used in operating activities	(50,042)	(11,005)	(114,964)

Cash flows from investing activities:
Placement of restricted cash	(22,532)	(25,000)	(455,956)
Release of restricted cash	-	15,370	416,907
Decrease in term deposits	493,471	-	-
Proceeds from principal repayments of financing receivable	126,535	626,775	925,951
Payments to provide financing receivable	(289,041)	(799,174)	(748,725)
Proceeds from sale of trading securities	63,822	22,632	7,973
Proceeds from sale of available-for-sale securities	62,704	-	-
Proceeds from sale of derivative financial instruments	2,580	-	-
Proceeds from principal return on Series 2012-A Senior Secured Sofi Loan Notes ("SoFi Loan Note")	984	5,879	-

F- 10

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2015	2016	2017

Proceeds from sale of equity method investments	94	18,460	94,604
Proceeds from sales of cost method investment	-	-	32,726
Proceeds from capital withdrawal from equity method investees	60,279	29,634	148
Dividend received from trading and available-for-sales securities	176	-	-
Purchase of trading securities	(67,986)	(19,702)	(7,653)
Purchase of available-for-sale securities	(29,833)	-	-
Purchase of derivative financial instruments	(101,409)	(264)	-
Purchase of equity method investments, call option and warrant	(225,885)	(16,331)	(4,940)
Purchase of cost method investments	(179,262)	(28,344)	(5,673)
Purchase of long-term available-for-sale investments	(132,957)	(6,150)	(3,000)
Proceeds from disposal of equipment	1,084	142	63
Purchases of equipment and property	(806)	(357)	(135)
Purchases of intangible assets	(386)	-	-
Settlement of put option	-	(7,000)	-
Cash disposed of from deconsolidation of subsidiaries	-	(6,176)	(1,179)
Acquisition of subsidiaries, net of cash acquired	-	-	(23,305)
Loan to a noncontrolling shareholder	(1,930)	-	-
Loan to related parties	(4,775)	(14,625)	(11,113)
Proceeds from repayment of related party loans	4,775	11,701	8,871
Loans to third parties	(21,898)	(4,518)	(2,220)
Proceeds from repayment of third party loans	13,212	3,765	892

Net cash (used in) provided by investing activities	(248,984)	(193,283)	224,236

Cash flows from financing activities:
Repurchase of ordinary shares	(10,292)	-	-
Proceeds from exercise of share options	1,231	1,430	262
Proceeds from investors	174,543	844,712	1,580,544
Payment to investors	(125,001)	(637,931)	(1,688,655)
Repayment of short-term borrowings	-	(108,292)	(24,060)
Repayment of long-term borrowings	-	(23,608)	(43,965)
Proceeds from short-term borrowings	107,134	39,072	65,859
Proceeds from long-term borrowings	130,885	-	26,639
Proceeds from loan provided by a related party	-	10,692	-
Placement of restricted cash	(100,000)	-	-
Release of restricted cash	-	100,000	-
Capital injection by noncontrolling shareholders	1,930	-	16,263

Net cash provided by (used in) financing activities	180,430	226,075	(67,113)

Net (decrease) increase in cash and cash equivalents	(118,596)	21,787	42,159
Cash and cash equivalents at beginning of year	183,025	60,837	79,370
Effect of exchange rate changes	(3,592)	(3,254)	7,066

Cash and cash equivalents at end of year	$60,837	$79,370	$128,595

Supplemental schedule of cash flows information:
Interest paid	2,793	$12,249	$10,729
Income taxes paid	$6,744	$123	$180

F- 11

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2015	2016	2017

Schedule of non-cash activities:
Payable for acquisition of property, plant and equipments included in accrued expenses and other liabilities	$43	$3	$6
Purchase of long-term available-for-sale investment through exchange of equity interest in a subsidiary	-	1,742	-
Acquisition of business settled by forgiveness of financing receivable	-	-	21,201
Acquisition of entity through settlement of long-term investments	-	-	5,787
Acquisition of entity through settlement of loan to a related party	-	-	200
Acquisition of equity method investment through settlement of loan from a related party	$-	4,905	-

The accompanying notes are an integral part of these consolidated financial statements.

F- 12

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Renren Inc. was incorporated in the Cayman Islands. Through its social networking internet platform, the Company, its consolidated subsidiaries, variable interest entities ("VIEs") and VIEs' subsidiaries (collectively referred to as the "Company") were primarily engaged in the operation of its social networking internet platform ("SNS") through which it provides online advertising services and internet value-added services ("IVAS") as well as the operation of financial services platform to provide internet finance services. During the second half year of 2017, the Company, through the acquisition of a number of used car dealerships in China, also started the business of used car trading which represented a significant portion of its operations for the year ended December 31, 2017. Refer to Note 5 for further details.

During 2015, the Company reached a resolution to dispose of its online gaming business ("Online Gaming"), which was subsequently sold in March 2016. The disposal of Online Gaming represented a strategic shift and had a major effect on the Company’s result of operations. Accordingly, revenues and expenses and cash flows related to the Online Gaming entities have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheet as of December 31, 2015, consolidated statements of operations and consolidated statements of cash flows for the year ended December 31, 2015 have been adjusted to reflect this change.

Beginning with the fourth quarter of 2014, the Company launched Renren Fenqi platform (“Renren Fenqi”), a financial service platform which provides financing to college students in China for making purchases on e-commerce platforms. From the first quarter of 2015, the Company started to provide credit financing to used automobile dealers and apartment rental financing to individuals and apartment agents. Additionally, during 2015, the Company also launched Renren Licai (“Renren Licai”), a platform through which the Company identifies individual investors and transfers the creditors’ rights arising from aforementioned financing to individual investors. Additionally, in August 2017, the Company stopped accepting new funds from Renren Licai. In the first and second quarter of 2016, the Company stopped providing apartment rental financing to individuals and apartment agents, and financing to college students, respectively. As of December 31, 2017, the principal element of the Company's financing business is its financing to used automobile dealers.

On September 30, 2016, the Company announced a plan to spin off a newly formed subsidiary, Oak Pacific Investment (the "OPI") that would hold the online talent show business ("Woxiu") and most of its investments in minority stakes in privately held companies. On December 22, 2016, the Company formed a special committee to review the terms of the proposed transaction. Subsequently, the Company revised the plan to substitute Beijing Zhenzhong Interactive Information Technology Co., Ltd ("Zhenzhong", a subsidiary of one of the Company's VIEs) for Woxiu. On April 30, 2018, the Company announced that OPI will offer newly issued ordinary shares of OPI in a private placement to those shareholders of Renren as of the Record Date who satisfy all three of the following criteria: (1) the shareholder is an “accredited investor,” as such term is defined under the U.S. Securities Act of 1933, as amended, (2) the shareholder is a “qualified purchaser,” as such term is defined under the U.S. Investment Company Act of 1940, as amended, and (3) the shareholder is not a resident of a jurisdiction where the offering would be illegal. Additionally, the Company also announced a cash dividend payable by Renren to all shareholders other than those shareholders who waive the cash dividend in connection with the private placement described above. The amount of the cash dividend will depend on the results of the private placement but Renren expects the cash dividend to be between US$0.4831 and US$0.6096 per ordinary share of Renren. The cash dividend and the private placement are part of an integrated series of transactions designed to address concerns that Renren may be deemed to be an investment company within the meaning of the Investment Company Act. Upon the closing of the private placement, Renren will no longer hold any shares of OPI and OPI will be entirely owned by the purchasers in the private placement. Following the transaction, the Company will no longer hold any shares of OPI and OPI will be deconsolidated from the Company's consolidated financial statements. Additionally, the Company concluded that the disposal of OPI represents a non-prorata distribution of shares of OPI to selected shareholders combined with a cash dividend to the remaining shareholders. The Company expects to account for the disposal of OPI at fair value and will record the distribution of OPI to selected shareholders and the payment of cash to the others at fair value in its consolidated financial statements at the time the transaction takes place.

F- 13

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2017, Renren Inc.'s subsidiaries, VIEs and VIEs' subsidiaries are as follows:

	Later of date		Percentage of
	of incorporation	Place of	legal ownership
Name of Subsidiaries	or acquisition	incorporation	by Renren Inc.	Principal activities
Subsidiaries:
CIAC/ChinaInterActiveCorp ("CIAC")	August 5, 2005	Cayman Islands	100%	Investment holding
Kaixin Auto Group (formerly named as Renren Wealth Inc.)	March 7, 2011	Cayman Islands	100%	Investment holding
Link224 Inc.	May 31, 2011	Cayman Islands	100%	Investment holding
Renren Lianhe Holdings	September 2, 2011	Cayman Islands	100%	Investment holding
Wole Inc.	October 27, 2011	Cayman Islands	100%	Investment holding
JiehunChina Inc. ("JiehunChina")	June 14, 2011	Cayman Islands	100%	Investment holding
Renren Gongying Inc.	October 2, 2015	Cayman Islands	100%	Investment holding
Renren Study Inc.	April 5, 2012	Cayman Islands	100%	Investment holding
Renren Finance, Inc.	December 15, 2014	Cayman Islands	100%	Internet business
Renren CRSP Holdings Inc.	October 14, 2016	Cayman Islands	100%	Investment holding
Renren CHYP Holdings Inc.	October 14, 2016	Cayman Islands	100%	Investment holding
Renren PLML Holdings Inc.	October 14, 2016	Cayman Islands	100%	Investment holding
Renren KURY Holdings Inc.	October 14, 2016	Cayman Islands	100%	Investment holding
Renren ONER Holdings Inc.	October 14, 2016	Cayman Islands	100%	Investment holding
Renren BLCR Holdings Inc.	October 14, 2016	Cayman Islands	100%	Investment holding
Renren ZHCH Holdings Inc.	October 14, 2016	Cayman Islands	100%	Investment holding
Renren LSTAR Holdings Inc.	October 17, 2016	Cayman Islands	100%	Investment holding
Renren CHRYPH Holdings Inc.	October 31, 2016	Cayman Islands	100%	Investment holding
Renren SF Holdings Inc.	January 9, 2017	Cayman Islands	100%	Investment holding
Oak Pacific Investment	September 14, 2017	Cayman Islands	100%	Investment holding
Jet Sound Hong Kong Company Limited	May 7, 2011	Hong Kong	100%	Investment holding
Renren Game Hong Kong Limited ("Game HK")	March 8, 2012	Hong Kong	100%	Investment holding
Renren Giant Way Limited ("Renren Giant Way")	May 17, 2012	Hong Kong	100%	Investment holding
Renren Lianhe (Hong Kong) Co. Limited.	May 16, 2016	Hong Kong	100%	Investment holding
Renren Winday Company Limited.	July 26, 2016	Hong Kong	100%	Investment holding
Renren Giantly Limited.	August 16, 2016	Hong Kong	100%	Investment holding
Renren Gentle Height Company Limited.	December 7, 2016	Hong Kong	100%	Investment holding
Chime Technologies, Inc.	September 7, 2012	USA	100%	Internet business
Renren U.S. Holdco, Inc.	July, 2017	USA	100%	Investment holding
Sindeo Inc.	July 3, 2017	USA	100%	Internet business
Geographic Farming LLC	Auguest 24, 2017	USA	100%	Internet business
Trucker Path Inc.	December 28, 2017	USA	100%	Internet business
Qianxiang Shiji Technology Development (Beijing) Co., Ltd. ("Qianxiang Shiji")	March 21, 2005	PRC	100%	Investment holding
Beijing Woxiu Information Technology Co. Ltd. ("Beijing Woxiu")	October 27, 2011	PRC	100%	Investment holding
Beijing Jiexun Shiji Technology Development Co., Ltd. ("Jiexun Shiji")	April 26, 2012	PRC	100%	Investment holding
Renren Huijin (Tianjin) Technology Co., Ltd. ("Huijin")	October 10, 2012	PRC	100%	Investment holding
Joy Interactive (Beijing) Technology Development Co., Ltd.	April 24, 2013	PRC	100%	Investment holding
Shanghai Renren Financial Leasing Co., Ltd	May 25, 2015	PRC	100%	Internet business
Qianxiang Lianhe Technology Development (Beijing) Co., Ltd	November 12, 2016	PRC	100%	Internet business
Shanghai Renren Automobile Technology Co., Ltd	August 18, 2017	PRC	100%	Investment holding

F- 14

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Renren Zhenhan Technology Development (Beijing) Co., Ltd	November 13, 2017	PRC	100%	Investment holding

Variable Interest Entities:
Beijing Qianxiang Tiancheng Technology Development Co., Ltd. ("Qianxiang Tiancheng")	October 28, 2002	PRC	N/A	IVAS business
Guangzhou Xiuxuan Brokers Co., Ltd.(“Guangzhou Xiuxuan”)	September 22, 2014	PRC	N/A	IVAS business
Beijing Qianxiang Yixin Technology Development Co., Ltd	September 1, 2016	PRC	N/A	Investment holding
Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd. ("Shanghai Changda")	October 25, 2010	PRC	N/A	Internet business
Shanghai Jieying Automobile Sales Co., Ltd. ("Shanghai Jieying")	Feburay 27, 2017	PRC	N/A	Automobile business

Subsidiaries of Variable Interest Entities:
Beijing Qianxiang Wangjing Technology Development Co., Ltd. ("Qianxiang Wangjing")	November 11, 2008	PRC	N/A	Internet business
Beijing Wole Shijie Information Technology Co., Ltd. ("Wole Shijie")	October 27, 2011	PRC	N/A	Technology development and service
Beijing Kirin Wings Technology Development Co., Ltd.	January 16, 2013	PRC	N/A	Internet business
Beijing Zhenzhong Hudong Information Technology Co., Ltd.	December 23, 2014	PRC	N/A	Internet business
Shanghai Wangjing Commercial Factoring Co., Ltd.	July 28, 2015	PRC	N/A	Factoring business
Beijing Jingwei Zhihui Information Technology Co., Ltd. (“Jingwei Zhihui”)	March 19, 2014	PRC	N/A	Internet business
Shanghai Wangjing Investment Management Co., Ltd.	April 20, 2015	PRC	N/A	Internet business
Shanghai Mumian Interactive Internet Information Service Co., Ltd.	June 16, 2016	PRC	N/A	IVAS business
Fenqi Winday Company Limited,	February 29, 2016	Hong Kong	N/A	Internet business
Guangzhou Qunge Information Technology Co., Ltd.	August 26, 2016	PRC	N/A	IVAS business
Tianjin Zhenzhong Interactive Information Technology Co., Ltd.	April 8, 2016	PRC	N/A	Investment holding
Beijing Qianxiang Wanxin Technology Development Co., Ltd.	November 18, 2016	PRC	N/A	Investment holding
Shanghai Heiguo Internet Information Technology Co., Ltd.	Feburary 27,2017	PRC	N/A	Investment holding
Renren (Tianjin) Insurance Broker Co,. Ltd.	August 24, 2017	PRC	N/A	Investment holding
Renren Zhencai Technology Development (Beijing) Co., Ltd.	December 15, 2017	PRC	N/A	Investment holding
Jieying Baolufeng Automobile Sales (Shenyang) Co., Ltd.	June 14, 2017	PRC	N/A	Automobile business
Chongqing Jieying Shangyue Automobile Sales Co., Ltd.	July 3, 2017	PRC	N/A	Automobile business
Jiangsu Jieying Ruineng Automobile Sales Co., Ltd.	May 16, 2017	PRC	N/A	Automobile business
Dalian Yiche Jieying Automobile Sales Co., Ltd.	June 27, 2017	PRC	N/A	Automobile business
Henan Jieying Hengxin Automobile Sales Co., Ltd.	June 29, 2017	PRC	N/A	Automobile business

F- 15

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Shandong Jieying Huaqi Automobile Service Co., Ltd.	July 20, 2017	PRC	N/A	Automobile business
Neimenggu Jieying Kaihang Automobile Sales Co., Ltd.	July 14, 2017	PRC	N/A	Automobile business
Hangzhou Jieying Yifeng Automobile Sales Co., Ltd.	August 1, 2017	PRC	N/A	Automobile business
Jilin Jieying Taocheguan Automobile Sales Co., Ltd.	October 31, 2017	PRC	N/A	Automobile business
Suzhou Jieying Chemaishi Automobile Sales Co., Ltd.	October 27, 2017	PRC	N/A	Automobile business
Cangzhou Jieying Bole Automobile Sales Co., Ltd.	August 10, 2017	PRC	N/A	Automobile business
Shanghai Jieying Diyi Automobile Sales Co., Ltd.	October 19, 2017	PRC	N/A	Automobile business
Ningxia Jieying Xianzhi Automobile Sales Co., Ltd.	July 26, 2017	PRC	N/A	Automobile business
Wuhan Jieying Chimei Automobile Sales Co., Ltd.	November 20, 2017	PRC	N/A	Automobile business

F- 16

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, online advertising services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, the Company conducts substantially all of its businesses through the VIE Qianxiang Tiancheng as well as its respective subsidiaries. Prior to March 2016, the Company also conducted its business through a VIE Jingwei Zhihui, which became a wholly owned subsidiary of Qianxiang Tiancheng in March 2016. Qianxiang Tiancheng is mainly engaged in the provision of online advertising, IVAS and internet finance services. Jingwei Zhihui is mainly engaged in the provision of internet finance services. From June 2017, the Company also operates the used car trading business through a newly found VIE, Shanghai Jieying.

Qianxiang Shiji ("WFOE"), a wholly owned subsidiary of CIAC, and Shanghai Renren Automotive Technology Co., Ltd, or Shanghai Automotive ("WFOE"), a wholly owned subsidiary of Jet Sound Hong Kong Company Limited., entered into a series of contractual arrangements with the VIEs that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs' financial results of operations, assets and liabilities in the Company's consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIEs, the Company believes the Company's rights under the terms of the exclusive option agreement and power of attorney are substantive given the substantive participating rights held by SB Pan Pacific Corporation as it relates to operating matters, which provide it with a substantive kick out right.

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

F- 17

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

(1)	Power of Attorney: WFOEs hold irrevocable power of attorney executed by the legal owners of the VIEs to exercise their voting rights on, including but not limited to dividend declaration, all matters at meetings of the legal owners of the VIEs and through such power of attorney has the right to control the operations of the VIEs. The power of attorney for Qianxiang Tiancheng will remain in force for ten years until December 22, 2020, and will be automatically renewed upon the extension of the terms of the relevant business operations agreements until the earlier of the following events: (i) nominee loses his/her position in Qianxiang Shiji or Qianxiang Shiji issue a written notice to dismiss or replace nominee; and (ii) the business operations agreements among Qianxiang Shiji, Qianxiang Tiancheng and Qianxiang Tiancheng's shareholders terminate or expire. The power of attorney for Shanghai Jieying became effective on August 18, 2017 and will remain effective as long as Shanghai Jieying exist. The shareholders of Shanghai Jieying do not have the right to terminate or revoke the power of attorney without the prior written consent of Shanghai Automotive.

(2)	Business Operations Agreement: The business operations agreements specifically and explicitly grant WFOEs the principal operating decision making rights, such as appointment of the directors and executive management, of the VIEs.

The terms of the business operations agreements are ten years and will be extended automatically for another ten years unless the WFOEs provide a 30-day advance written notice to the VIEs and to each of the VIEs' shareholders requesting not to extend the term three months prior to the expiration dates of December 22, 2020 and August 17, 2027, respectively. Neither the VIEs nor any of the VIEs' shareholders may terminate the agreements during the terms or the extensions of the terms.

F- 18

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

(3)	Exclusive Equity Option Agreement : Under the exclusive equity option agreement, the WFOEs have the exclusive right to purchase the equity interests of the VIEs from the registered legal equity owners as far as PRC regulations permit a transfer of legal ownership to foreign ownership. The WFOEs can exercise the purchase right at any portion and any time in the 10-year agreement period.

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

The spouse of each of the shareholders of Shanghai Jieying acknowledged that certain equity interests of Shanghai Jieying, held by and registered in the name of his/her spouse would be disposed of pursuant to the loan agreement, equity option agreement and equity interest pledge agreement of which they were respectively a party, and they will not take any action to interfere with such arrangement, including claiming that such equity interests constitute property or communal property between his/her spouse and himself/herself.

F- 19

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

(5)	Exclusive Technical and Consulting Services Agreement : The WFOEs and registered shareholders irrevocably agree that the WFOEs shall be the exclusive technology service provider to the VIEs in return for a service fee which is determined at the sole discretion of the WFOEs.

The term of each of agreement is ten years and will be extended automatically for another ten years unless terminated by the WFOEs. The WFOEs can terminate the agreement at any time by providing a 30-day prior written notice. The VIEs are not permitted to terminate the agreements prior to the expiration of the terms by December 22, 2020 and August 17, 2027, respectively, unless the WFOEs fail to comply with any of their obligations under this agreement and such breach makes the WFOEs unable to continue to perform the agreements.

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

F- 20

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Risks in relation to the VIE structure

The Company and the Company's legal counsel believe that Qianxiang Shiji's and Shanghai Automotive's contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

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

F- 21

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The Company's ability to conduct its business including online advertising, online gaming (discontinued after the Company's resolution to dispose of Online Gaming in 2015), online talent show, other internet value added services, used car trading business and internet finance services may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs and the VIEs' subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and the VIEs' subsidiaries and shareholders, and it may lose the ability to receive economic benefits from the VIEs and the VIEs' subsidiaries.

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

F- 22

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements after elimination of intercompany balances and transactions between the offshore companies, WFOEs, VIEs and VIEs’ subsidiaries. As of December 31, 2016 and 2017, the balance of the amounts payable by the VIEs and their subsidiaries to the WFOEs related to the service fees were $ nil.

	As of December 31,
	2016	2017

Cash and cash equivalents	$55,908	$8,188
Restricted cash	288	51
Short-term investments	410	-
Accounts receivable, net	4,702	1,584
Financing receivable, net	228,224	145
Inventory	-	95,012
Prepaid expenses and other current assets	17,988	37,422
Amounts due from related parties	10,219	11,624

Total current assets	317,739	154,026

Long-term financing receivable, net	330	-
Property and equipment, net	1,058	507
Long-term investments	36,470	43,979
Goodwill	-	89,274
Other non-current assets	876	835

Total non-current assets	38,734	134,595

Total assets	$356,473	$288,621

Accounts payable	$5,423	$19,476
Short-term debt	7,202	12,296
Accrued expenses and other current liabilities	11,277	17,498
Payable to investors	182,810	7,153
Amounts due to related parties	222	7,013
Deferred revenue	5,804	10,164
Contingent consideration	-	5,944
Income tax payable	7,163	10,380

Total current liabilities	219,901	89,924

Long-term contingent consideration	-	60,850

Total non-current liabilities	-	60,850

Total liabilities	$219,901	$150,774

F- 23

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	Years ended December 31,
	2015	2016	2017

Net revenues	$39,017	$61,948	$181,253
Loss from continuing operations	$(68,991)	$(31,997)	$(42,245)
Income from discontinued operations	$4,302	$829	$-

	Years ended December 31,
	2015	2016	2017

Net cash provided by (used in) operating activities	$34,652	$68,374	$(146,911)
Net cash (used in) provided by investing activities	$(102,061)	$(187,621)	$22,943
Net cash provided by financing activities	$55,928	$148,080	$37,208

The VIEs contributed an aggregate of 94.9%, 97.8% and 89.7% of the consolidated net revenues for the years ended December 31, 2015, 2016 and 2017, respectively. As of the fiscal years ended December 31, 2016 and 2017, the VIEs accounted for an aggregate of 30.3% and 24.2%, respectively, of the consolidated total assets, and 50.2% and 31.1%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents and long-term investments.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 26 for disclosure of restricted net assets.

F- 24

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Consolidated Plans

In January 2016 and September 2016, the Company originated the issuance of two Shanghai Renren Finance Leasing Asset-Backed Special Plans, approximating $46.1 million (RMB299.8 million) and $78.5 million (RMB510.6 million), respectively. The Plans are collateralized by certain financing receivables arising from the Company's used car financing business. The plan will expire by the end of May 2018.

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

F- 25

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Consolidated Plans-continued

The following financial statement amounts and balances of the Plans were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,
	2016	2017

Financing receivable, net	$73,549	$78,485

Total assets	$73,549	$78,485

Accrued expenses and other current liabilities	$4	$4
Payable to investors	141	64,087
Long-term payable to investors	59,916	-

Total liabilities	$60,061	$64,091

	Years ended December 31,
	2015	2016	2017

Net revenues	-	-	-
Net loss	-	$375	$91

Years ended December 31,
	2015	2016	2017

Net cash provided by operating activities	-	-	-
Net cash provided by investing activities	-	-	-
Net cash provided by financing activities	-	-	-

F- 26

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Principles of consolidation

The consolidated financial statements of the Company include the financial statements of Renren Inc., its subsidiaries, its VIEs and VIEs' subsidiaries. All inter-companies transactions and balances are eliminated upon consolidation.

Business combinations

Business combinations are recorded using the acquisition method of accounting. The Company elected to early adopt ASU 2017-01 “Business Combination (Topic 805): Clarifying the Definition of a Business” on January 1, 2017 and applied the new definition of a business prospectively for acquisitions made during the year ended December 31, 2017. Upon the early adoption of ASU 2017-01, a new screen is introduced to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business. The adoption of this standard requires future purchases to be evaluated under the new framework.

The purchase price of business acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's consolidated financial statements include, but are not limited to, revenue recognition, allowance for financing receivable, allowance for doubtful accounts, share-based compensation, deferred tax valuation allowance, income taxes, impairment of goodwill and indefinite-lived intangible assets, fair value of derivative financial instruments and long-term available-for-sale investments, impairment of long-term and short-term investments, the price purchase allocation and the fair value of contingent consideration for business acquisition.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand.

F- 27

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Restricted cash

Restricted cash primarily consists of cash deposits used to secure debt borrowings of the Company which is expected to be released in accordance with the debt agreement.

The restriction will lapse when the related debt agreement is paid off. The current portion of restricted cash represents cash deposited into bank accounts which is expected to be released within the next twelve months. The non-current portion of restricted cash represents cash deposited into bank accounts which is not expected to be released within the next twelve months. Non-current restricted cash is recorded in other non-current assets and amounted to $323 and $26,075 as of December 31, 2016 and 2017, respectively.

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

F- 28

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Investments

(1)	Short-term investments

The Company's short-term investments comprise of marketable securities which is classified as trading, available-for-sale investments, and derivative financial instruments that are regarded as assets. The trading investments are reported at fair values with the changes in fair values of those investments recognized as gain or loss. The available-for-sale investments are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income in equity. The Company's derivative financial instruments are measured at fair value. The changes in fair values of those derivative instruments are recognized as gain or loss in the consolidated statements of operations.

The Company reviews its available-for-sale short-term investments for other-than-temporary impairment ("OTTI") based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investment's fair value, the Company considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Company's intent and ability to hold the investment. The Company separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security's amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in the consolidated statements of comprehensive loss if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

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

F- 29

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

F- 30

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Accounts receivable and allowance for doubtful accounts

Accounts receivable represents those receivables derived in the ordinary course of business from continuing operations which mainly consists of IVAS. An allowance for doubtful accounts is provided based on aging analyses of accounts receivable balances, historical bad debt rates, repayment patterns and customer credit worthiness.

F- 31

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

F- 32

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Nonaccrual financing receivable

Financing income is calculated based on the contractual rate of the financing and recorded as financing income over the life of the financing using the effective interest method. Financing receivables are placed on non-accrual status upon reaching 90 days past due for these arising from financing for installment sales and apartment rental financing, or when reasonable doubt exists as to the full, timely collection of the financing receivable. When a financing receivable is placed on non-accrual status, the Company stops accruing financing income. Financing receivable is returned to accrual status if the related individual or company has performed in accordance with the contractual terms for a reasonable period of time and, in the Company’s judgment, will continue to make period principal and financing income payments as scheduled. The Company writes off its nonaccrual financing receivable by considering factors including (i) death of the borrower; or (ii) its inability to reach the borrower.

F- 33

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

 Transfer of financial instruments

Sales and transfers of financial instruments are accounted under authoritative guidance for the transfers and servicing of financial assets and extinguishment of liabilities.

Through the peer-to-peer platforms and the Plans, the Company identifies individual investors and transfers creditors’ rights originated from the aforementioned financing services to the individual investors. The Company further offers different investment periods to investors with various annual interest rates while those credit rights are held by the investors. The term of the sales require the Company to repurchase those creditors’ rights from investors prior to or upon the maturity of the investment period. As a result, the sales of those creditors’ rights are not accounted for as a sale and remain on the consolidated balance sheet and are recorded as payable to investors in the Company’s consolidated balance sheet.

Inventory

Inventory consists of purchased used cars. The vehicle reconditioning costs and other incremental costs are capitalized as a component of inventory. Inventory is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification. Net realizable value is the estimated selling price less costs to complete, dispose and transport the vehicles. Selling prices are derived from historical data and trends, such as sales price and inventory turn times of similar vehicles, as well as independent, market resources. Each reporting period the Company recognizes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value through cost of sales in the accompanying consolidated statements of operations.

Property and equipment, net

Property and equipment, net is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Building	46 years
Computer equipment and application software	2-3 years
Furniture and vehicles	5 years
Leasehold improvements	Over the lesser of the lease term or useful life of the assets

F- 34

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Intangible assets with indefinite lives

Intangible assets with indefinite lives mainly include trademark and licenses. If an intangible asset is determined to have an indefinite life, it is not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of comparing the fair values of assets and their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. For the years ended December 31, 2015, 2016 and 2017, the Company did not record impairment loss for indefinite-lived intangible assets.

Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization. Depreciation and amortization is computed using the straight-line method.

The Company evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. The Company measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected undiscounted future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. For the years ended December 31, 2015, 2016 and 2017, the Company did not record impairment loss for long-lived assets and intangible assets with definite lives.

F- 35

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

Goodwill is not amortized, but tested for impairment upon first adoption and annually, or more frequently if event and circumstances indicate that they might be impaired. The Company has an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

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

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. In estimating the fair value of each reporting unit the Company estimates the future cash flows of each reporting unit, the Company has taken into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information. The Company did not record impairment charges of goodwill for the years ended December 31, 2015, 2016 and 2017, respectively.

F- 36

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Company recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. The Company's revenues include revenue from its used car sales, revenue from advertising and IVAS as well as revenue related to its finance services.

Used car sales

Revenue from used car sales is recognized when a sales contract has been executed, the vehicle has been delivered, and payment has been received or financing has been arranged. The Company purchases used cars from unrelated individuals or dealerships and sells them directly to customers through its local dealer shops.

IVAS and others

IVAS and others revenue mainly include revenues from online advertising and revenue from live streaming services.

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

The Company principally enters into advertising placement contracts with advertisers' advertising agents and the Company offers volume rebates to certain advertisers' advertising agents. The Company recognizes estimated rebates as the reduction of revenues based on a systematic and rational allocation of the cost of honoring rebates earned and claimed to each of the underlying revenue transactions that results in progress by the customer toward earning the rebate or refund. Estimation of the total rebate is based on the estimates of the sales volume to be reached based on the historic experience of the Company. If amounts of future rebates cannot be reasonably estimated, a liability will be recognized for the maximum potential amount of the rebates. Revenue related to online advertising services amounted to $9,721, $1,653 and $348 during the years ended December 31, 2015, 2016 and 2017.

F- 37

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Live streaming revenue

The Company generates live streaming revenue from both "Woxiu" and Renren mobile live streaming.

"Woxiu", which translates into "a show of your own" in Chinese, is a virtual stage the Company initially offered on the 56.com platform and then on the “Woxiu” platform after the completion of the disposition of 56.com. On "Woxiu", grassroots musicians and performers can live-stream their performances and share with viewers. Fans of the performing user can chat along with the performer and other live audience and purchase consumable virtual items on the platform with virtual currencies to show support to the performers. In the second quarter of 2016, the Company also launched its live streaming service on its Renren mobile terminal.

For both "Woxiu" and Renren mobile live streaming, the amount of virtual currencies consumed is maintained by the Company’s operating system and will be automatically deducted from users' accounts when the virtual currencies are used. Revenue is recognized monthly based on the virtual currencies consumed. The Company pays the performers a certain percentage of the virtual currencies consumed. The Company recognizes total revenue on a gross basis, and the commission paid to performers is recorded as cost of revenues. The Company calculates the amount of revenues recognized for each unit of virtual currency consumed using a moving weighted average method by dividing the total cumulative unrecognized deferred revenues by total unconsumed virtual currency. Revenue related to live streaming services amounted to $15,404, $17,898 and $32,341 during the years ended December 31, 2015, 2016 and 2017.

Internet finance services

During the year ended December 31, 2017, the Company generates revenue from its internet finance services business primarily through financing provided to used car dealers. Additionally, the Company also provided credit financing to college students on Renren Fenqi as well as apartment rental financing during the years ended December 31, 2015 and 2016. Both of those services were terminated in May 2016 and January 2016, respectively. The Company records financing income and service fees related to those services over the life of the underlying financing using the effective interest method on unpaid principal amounts. The service fees collected upfront, as well as the direct origination costs for the financing, are deferred and recognized as financing income as an adjustment to the yield on a straight line basis over the life of the portfolio financing.

Used car financing

The Company provides short-term financing services to used car dealers to fund the car dealers’ cash needs for used car purchasing. The financing period is no more than six months and is secured by a pledge of the dealers' used car with total value exceeding the principal of the financing. The Company charges an upfront service fee as well as financing income on a monthly basis. Revenue related to used car financing services amounted to $2,754, $17,854 and $25,399 during the years ended December 31, 2015, 2016 and 2017. The remaining financing income in the respective periods related to crediting financing provided to college students as well as apartment rental financing, both of which were terminated during the year ended December 31, 2016 as discussed in the preceeding paragraph.

F- 38

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Online game revenues

The Company generates revenues from the provision of online game, primarily web-based online game services. The online game revenues were generally recognized ratably over the estimated average playing period of paying players for each applicable game. During 2015, the Company reached a resolution to dispose of the Online Gaming; the disposal was completed in March 2016. As such, online gaming revenues is included in discontinued operations during the years ended December 31, 2015 and 2016. The Company did not generate any revenue related to its online gaming during the year ended December 31, 2017. See Note 4 for further details.

F- 39

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cost of revenues

Cost of revenues consists of costs directly related to used car sales, online advertising and IVAS business as well as costs incurred related to the internet financing operations which mostly include interest expenses paid to investors on Renren Licai and interest paid for asset-backed securities. Cost of revenue also includes provision for loan loss which amounted to $3,665, $12,436 and $12,745 during the years ended December 31, 2015, 2016 and 2017, respectively.

Business taxes

The Company reports revenue net of business taxes. Business taxes deducted in arriving at net revenue during 2015, 2016 and 2017 were $25, $77 and $nil, respectively.

Value added taxes

VAT is also reported as a deduction to revenue when incurred and amounted to $1,217, $4,080 and $9,777 for the years ended December 31, 2015, 2016 and 2017, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expense and other current liabilities on the consolidated balance sheet.

F- 40

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are recognized when temporary differences exist between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The Company adopted ASU 2015-17 Income Taxes (Topic 740) on January 1, 2017 and presented the deferred tax assets and liabilities as non-current in its consolidated balance sheet as of December 31, 2017. Prior periods were not retrospectively adjusted.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2015, 2016 and 2017, respectively.

Financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, financing receivable, amounts due from/to related parties, short-term investments, long-term financing receivable, long-term investments, accounts payable, short-term debt, payable to investors, long-term debt and liability-classified warrant. Refer to Note 18 for further details.

Research and development expenses

Research and development expenses are primarily incurred for development of new services, features and products for the Company's SNS, internet finance business, used car business, as well as to further improve the Company's technology infrastructure to support these businesses. The Company has expensed all research and development costs when incurred.

F- 41

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar ("US dollar"). The financial records of the Company's subsidiaries and VIEs located in the PRC and Hongkong are maintained in their local currencies, Renminbi ("RMB") and Hong Kong Dollar ("HKD"), respectively, which are also the functional currencies of these entities.

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

The Company's entities with functional currency of RMB and HKD, translate their operating results and financial positions into US dollar, the Company's reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the statements of comprehensive (loss) income.

Comprehensive loss

Comprehensive loss includes net loss, unrealized gain (loss) on short-term investments, long-term available-for-sale investments and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive loss.

F- 42

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Loss per share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

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

F- 43

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounting pronouncements newly adopted

In November 2015, the FASB issued ASU 2015-17 Income Taxes (Topic 740) which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. This ASU may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted this guidance on January 1, 2017 on a prospective basis. The adoption of this standard did not have a material impact on its consolidated financial statement.

F- 44

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

 Accounting pronouncements newly adopted – continued

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. This new guidance will be effective for the Company for the first reporting period beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. The Company adopted of this guidance on January 1, 2017. The adoption of this standard did not have a material impact on its consolidated financial statement.

In March 2016, the FASB issued a new pronouncement ASU 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting, which affects all entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence. The amendments eliminate the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Earlier application is permitted. The Company adopted this guidance on January 1, 2017. The adoption of this standard did not have a material impact on its consolidated financial statement.

In January, 2017, the FASB issued a new pronouncement, ASU 2017-01, which clarifies the definition of a business in ASC 805. The amendments in the ASU are intended to make application of the guidance more consistent and cost-efficient. The ASU narrows the definition of a business and provide a framework that gives entities a basis for making reasonable judgments about whether a transaction involves an asset or a business. Specifically, the ASU:

• Provides a “screen” for determining when a set is not a business.

• Specifies that if the screen’s threshold is not met, a set cannot be considered a business unless it includes an input and a substantive process that together significantly contribute to the ability to create outputs.

• Narrows the definition of the term “output” to be consistent with the description of outputs in ASC 606.

For public business entities, the ASU is effective for annual periods beginning after December 15, 2017, including interim periods therein. Early adoption is permitted. The ASU must be applied prospectively on or after the effective date. The Company early adopted this guidance on January 1, 2017 and applied it prospectively to all new acquisitions completed during the year ended December 31, 2017. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330), which modifies the accounting for inventory. Under this ASU, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Company adopted this ASU on January 1, 2017 and measured inventory at the lowest of cost and net realizable value.

F- 45

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09.

The Company plans on adopting ASU 2014-09 using the modified retrospective method on January 1, 2018. Prior periods will not be retrospectively adjusted. The Company has substantially finalized its preliminary assessment of the new standard and concluded that revenue generated from internet finance services is explicitly excluded from the scope of the new standard as it represents revenue within the scope of ASC 310, Receivables, which is explicitly excluded from the scope of ASC 606. Accordingly, the Company has concluded that the fees related to its internet finance services will not be effected by the adoption of ASC 606. Additionally, the Company has preliminarily concluded that the impact of ASC 606 to its IVAS and used car sales business will not be material to its consolidated financial statements. However, the Company believes that certain financial statements disclosure requirements are mandated by the new standard including disclosure of contract assets and contract liabilities as well as disaggregated view of revenue.

In January, 2016, the FASB issued a new pronouncement ASU 2016-01, “Financial Instruments–Overall”, which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

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

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

F- 46

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

F- 47

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

For public business entities, the guidance in the ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for all entities. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Company does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

F- 48

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. The Company plans to adopt this ASU in the first quarter of fiscal 2018. The adoption of this guidance will impact the presentation and classification of restricted cash in the Company’s consolidated statements of cash flow.

F- 49

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect the adoption of this guidance will have a significant effect on the Company’s consolidated financial statements.

F- 50

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.	SIGNIFICANT RISKS AND UNCERTAINTIES

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Company included aggregate amounts of $29,027 and $23,144 at December 31, 2016 and 2017, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, term deposits, short-term investment, accounts receivable, financing receivable and amounts due from related parties. The Company places their cash, cash equivalents, term deposits and short-term investment, with financial institutions with high-credit ratings and quality. The Company conducts credit evaluations of customers in online advertising and internet finance business, and requires collateral or other security from the customers for certain of the financing receivable as described in Note 7.

There were no customers that accounted for 10% or more of total net revenue for the years ended December 31, 2015, 2016 and 2017.

One customer accounted for 13% of the balance of accounts receivable as of December 31, 2016. No customers accounted for 10% or more of the balance of accounts receivable or financing receivable as of December 31, 2017.

F- 51

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

On March 31, 2016, the Company calculated a gain regarding such disposition as follows:

As of
March 31, 2016

The proceeds	$17,500
Less: The repayment of intercompany loans provided by the Company	7,500

Net consideration	10,000

Less: Cash and cash equivalents	15,982
Prepaid expenses and other current assets	2,737
Property and equipment, net	194
Intangible assets, net	263
Other non-current assets	1,508
Accounts payable	(1,209)
Accrued expenses and other current liabilities	(7,062)
Amount due to the Company	(7,500)
Deferred revenue	(3,677)

Net assets of Online Gaming	1,236

Less: Tax expenses	454

Gain on deconsolidation of Online Gaming	$8,310

F- 52

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS- continued

Disposition of Online Gaming - continued

The condensed cash flow of Online Gaming were as follows for the years ended December 31, 2015 and 2016:

	Years ended December 31,
	2015	2016

Net cash (used in) provided by operating activities	$(10,164)	$11,171
Net cash (used in) provided by investing activities	$(1,304)	$25

The operating results from discontinued operations included in the Company's consolidated statement of operations were as follows for the years ended December 31, 2015 and 2016.

	Years ended December 31,
	2015	2016
	Renren Games	Renren Games

Major classes of line items constituting pretax profit of discontinued operations
Net revenues	$17,071	$1,699
Cost of revenues	(9,426)	(871)
Selling, research and development, and general and administrative expenses	(6,362)	(485)
Other income that are not major	1,181	150
Income from the operations of the discontinued operations, before income tax	2,464	493
Income tax expenses	(944)	(102)
Income from the operations of the discontinued operations, net of tax	1,520	391

Gain on deconsolidation of the subsidiaries, net of tax	-	8,310

Gain from the discontinued operations, net of tax	$1,520	$8,701

All notes to the accompanying consolidated financial statements have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable.

F- 53

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION

Acquisition of used car dealers

In the second half of 2017, in order to start and expand its business of used car trading, the Company completed the acquisitions of 14 unrelated used car dealerships. The acquired dealerships operate used car sales business in various cities across China.

Each acquisition, while negotiated independently, was structured in a similar manner. Specifically, Shanghai Jieying, a PRC subsidiary of the Company, initially purchased all car inventories from each dealership. The total consideration was $45,920, which was settled with a combination of cash paid by the Company amounting to $14,884 and a forgiveness of the financing receivable balances amounting to $21,201 related to financing previously provided to the dealership by the Company. The remaining balance was paid in cash in 2018. Subsequent to the car purchase, Shanghai Jieying and the shareholder of the existing car dealership (the "Seller") enter into an equity purchase agreement which requires the Seller to transfer majority interest of the dealership as follows:

(1)	The Seller agrees to set up a new entity to which it transfers the remaining eligible assets of the dealerships, employees, business contracts owned and leased by the existing dealership. In turn, Shanghai Jieying agrees to subscribe for 70% of the entity interest in this entity.
(2)	As consideration for the above transaction, Shanghai Jieying agrees to inject cash to the acquired dealership as well as to pay the Seller contingent consideration in the form of shares of Kaixin Auto Group ("Kaixin"), a Cayman subsidiary of the Company and the parent of Shanghai Jieying.

The cars purchase and acquisition of the dealership were accounted for as a single transaction.

The payment of the contingent consideration is contingent upon the successful listing of Kaixin as well as the performance of the acquired dealerships. The amount of consideration is measured based on the operating performance of the acquired dealerships both prior to and subsequent to the future initial public offering ("IPO") of Kaixin, and the number of shares expected to be issued will be calculated based on the IPO issuance price. Such contingent consideration includes two components that will require the Company to issue the shares at different times. The first issuance will be made upon the successful IPO of Kaixin and is calculated based on a percentage of the cumulative operating results of the acquired dealerships between the acquisition date and the date of the IPO. The second issuance will be made in five equal annual installments after the successful IPO of Kaixin and will be calculated based on a percentage of the trailing 12 months operating results of the acquired dealerships leading up to the successful IPO. The contingent issuance of shares is not dependent on whether the previous dealership owner remains employed with the Company.

The total purchase price of these 14 acquisitions consisted of a cash injection to the dealerships amounting to $17,580, of which $7,240 was paid as of December 31, 2017, and contingent consideration with a fair value of amounting to $66,794 which is recorded in contingent consideration on the consolidated balance sheet. Each acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price allocation described below was based on a valuation analysis that utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Subsequent to the date of each acquisition, the Company re-measured the estimated fair values of the contingent consideration at each reporting date. For the year ended December 31, 2017, the Company recorded $2,601 in changes in fair value of contingent consideration in the Company's consolidated statements of operations as a result of the Company's re-measurement of the estimated fair value of the contingent consideration at the reporting date.

F- 54

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION - continued

Acquisition of Shandong, Chongqing and Wuhan

On July 20, 2017, July 3, 2017, October 27, 2017, the Company entered into an equity purchase agreement (as described above) with Shandong, Chongqing and Wuhan for a total purchase price of $18,585, $10,112 and $7,284 respectively. Prior to the agreement, the Company purchased all the car inventories from the above dealerships amounting to $3,721, $2,791 and $8,786, respectively. The Company further paid an aggregate of $2,951 for the car inventory during the year ended December 31, 2017 and forgave an aggregate of $6,995 of financing receivable previously provided to those dealerships. The remaining balance was paid in cash in 2018. The allocation of the purchase prices for those three significant acquisitions as of the date of the acquisition are summarized as below:

	Shandong	Chongqing	Wuhan
Cash	-	$2,727	-
Goodwill	$26,550	11,719	$10,405
NCI	7,965	4,334	3,121

The purchase price comprised of:
-cash consideration	-	818	-
-contingent consideration	18,585	9,294	7,284
Total	$18,585	$10,112	$7,284

Other acquisitions of used car dealerships in 2017

During the second half of 2017, the Company further entered into separate equity purchase agreements (as described above) with an additional 11 individually insignificant car dealerships. Prior to the agreement, the Company purchased all the car inventories from each dealership amounting to $30,622. The Company paid an aggregate of $11,933 during the year ended December 31, 2017 and forgave an aggregate of $14,206 of financing receivable previously provided to those dealerships. The remaining balance was paid in 2018. The allocation of the purchase price for those insignificant acquisition is presented on a combined basis as follows:

Other used car dealer acquisitions
Cash	$1,270
Goodwill	38,317
NCI	11,876

The purchase price comprised of:
-cash consideration	381
-contingent consideration	27,330
Total	$27,711

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergies resulting from these acquisitions.

F- 55

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION - continued

The following information summarizes the results of operations attributable to the acquisitions included in the Company’s consolidated statement of operations since the acquisition date:

	Year ended December 31, 2017
	Shandong	Chongqing	Wuhan	Others

Net revenues	$334	$793	-	$1,387

Net loss	$(76)	$(59)	-	$(123)

Pro forma information of acquisitions

Supplementary pro-forma revenues and net earnings for the combined entity, as though the acquisition date for this business combination had been as of January 1, 2016 have not been included as it is impracticable since historical records of the used car dealerships are not available.

Acquisition of TruckerPath Inc.

In December 19, 2014, the Company invested and paid $11,500 to obtain 29% equity interests in TruckerPath Inc. to expand the business of value-added-service platform. The investment was initially recognized as an equity-method investment as the Company concluded that it had significant influence over the operations of TruckerPath Inc. In December 2017, the Company acquired an additional 71% equity interests in TruckerPath Inc. for a total consideration of $7,616. The acquisition resulted in the Company obtaining control of TruckerPath Inc. with an ownership of 100% equity interests.

The purchase price consists of the following:

US$
Consideration	$7,616
Fair value of the 29% equity interests:
Carrying amount	5,587
Gain on re-measurement of fair value of noncontrolling equity investment	(2,903)
Total	$10,300

The Company recognized an investment gain of $2,903 in realized gain from investment as a result of remeasuring the 29% equity interests immediately to fair value before the business combination. The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The acquisition-date fair value of the equity interests held by the Company immediately prior to the acquisition date was measured at fair value using a discounted cash flow method and taking into account certain factors including the management projection of discounted future cash flow and an appropriate discount rate. The purchase price allocation described below was determined by the Company with the assistance of an independent valuation appraiser. The acquired net assets were recorded at their estimated fair values on the acquisition date. The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purposes.

F- 56

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION - continued

The purchase price was allocated as of December 28, 2017, the date of acquisition as follows:

		Amortization
	US$	period
Net working capital	$139
Other current assets	5,016
Intangible assets
Customer relationship	610	3
Technology platform	325
Trade name	540	3
Goodwill	7,952
Other current liabilities	(4,282)

Total	$10,300

Pro forma information of acquisitions

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2016 and December 31, 2017 of the Company as if the acquisition had occurred on January 1, 2016. There were no material nonrecurring pro-forma adjustments incurred. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the years ended
	December 31, 2016	December 31, 2017

Pro forma net revenues	$63,404	$203,391
Pro forma net loss	$(193,704)	$(116,397)

Other acquisitions in 2017

In 2017, the Company acquired 100% equity interests in Sindeo Inc. ("Sindeo") and Geographic Farming LLC ("Geofarm"). The total consideration for these two acquisitions amounted to $4,326, which was paid in cash during 2017. The acquisition was recorded using the acquisition method of accounting, accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Company recorded $3,251 and $1,460 of goodwill from the acquisition of Sindeo and Geofarm, respectively. Such acquisitions were not material to the Company's consolidated financial statements during the year ended December 31, 2017.

F- 57

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

6.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	As of December 31,
	2016	2017

Accounts receivable	$7,541	$9,116
Allowance of doubtful accounts	(2,839)	(2,856)

Accounts receivable, net	$4,702	$6,260

Accounts receivable mainly represent amounts earned under advertising contracts and IVAS business at the respective balance sheet dates. These amounts become billable according to the contract term.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2015	2016	2017

Balance at beginning of year	$2,946	$3,252	$2,839
Charge to expenses	788	(205)	46
Exchange difference	(482)	(208)	(29)

Balance at end of year	$3,252	$2,839	$2,856

F- 58

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.	FINANCING RECEIVABLE

Financing receivable consists of the following:

	As of December 31,
	2016	2017
Current financing receivable
Used car financing	$277,684	$129,018
Financing for installment sales	11,205	2,177
Other financing	27,775	1,306
Net deferred origination costs	176	-
Less allowance for financing receivable	(15,067)	(7,023)
Current financing receivable, net	$301,773	$125,478

Long-term financing receivable
Used car financing	$53	$8
Financing for installment sales	324	-
Less allowance for long-term financing receivable	(47)	-
Long-term financing receivable, net	$330	$8

Financing receivable mainly represent both the principal and financing income receivable associated with the respective financing services expected to be collected from the individuals or companies receiving financing under the internet finance business at the respective balance sheet dates.

Used car financing is secured with pledged assets, which are used cars with value not less than the financing receivable. Other financing includes financing receivable related to rental financing provided to individuals referred by rental agents as well as micro cash financing to college students.

F- 59

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.	FINANCING RECEIVABLE - continued

The following table presents nonaccrual financing receivable as of December 31, 2016 and 2017, respectively.

	As of December 31,
	2016	2017

Used car financing	$3,352	$7,373
Financing for installment sales	6,817	2,051
Other financing	4,945	1,286
	$15,114	$10,710

The following table presents the aging of financing receivable as of December 31, 2017.

	0-90	over 90	total
	days	days	financing
	aging	aging	receivable

Used car financing	$121,653	$7,373	$129,026
Financing for installment sales	229	1,948	2,177
Other financing	138	1,168	1,306
	$122,020	$10,489	$132,509

As of December 31, 2017, a total of $10,021 and $10,489 of financing receivables are past due and are respectively reflected in the 0-90 days aging and over 90 days aging table above.

The following table presents the aging of financing receivable as of December 31, 2016.

	0-90	over 90	total
	days	days	financing
	aging	aging	receivable

Used car financing	$275,007	$2,730	$277,737
Financing for installment sales	4,712	6,817	11,529
Other financing	23,734	4,041	27,775
	$303,453	$13,588	$317,041

F- 60

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.	FINANCING RECEIVABLE - continued

Movement of allowance for financing receivable is as follows:

	As of December 31,
	2015	2016	2017

Balance at beginning of year	$-	$(3,583)	$(15,114)
Charge to cost of revenues	(3,665)	(12,436)	(12,745)
Write off of financing receivable	-	119	22,178
Exchange difference	82	786	(1,342)

Balance at end of year	$(3,583)	$(15,114)	$(7,023)

For the years ended December 31, 2015, 2016 and 2017, the Company considered loan principal and financing income receivables meeting any of the following conditions as uncollectible and has further written them off: (i) death of the borrower; or (ii) unable to reach the borrower. The Company outsourced almost all of its collection effort to third-party collection agencies.

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of December 31,
	Note	2016	2017

Advances to third parties	(i)	$721	$14,457
Prepaid expenses		2,341	3,925
Deposits		4,259	4,308
Loan to third parties		1,261	2,720
Funds receivable	(ii)	4,495	3,880
Receivable from brokers	(iii)	5,853	-
Disposal of Mapbar Technology Limited (”Mapbar”)		-	4,585
Disposal of online wealth management business		-	3,482
Other receivable	(iv)	-	4,209
Other current assets		1,819	8,617

Total		$20,749	$50,183

(i)	Advances to third parties represents cash advanced to third party dealerships. Specifically, the Company acts as an agent and assists other dealerships in the sale of their cars by allowing them to move their cars to the Company's own lot and as an exchange, pays those third party dealerships an advance amounting to the value of the car. The Company subsequently agrees to market those cars and if successfully sold, receives a commission from those third party dealerships. The Company does not take title to the cars and merely acts as an agent. The advance is subsequently settled either (1) when the car is sold by the Company or (2) if the car is not sold, the cash is remitted back to the Company by the third party dealership. The balance was substantially collected after year-end and the commission earned from the above arrangements is immaterial for the year ended December 31, 2017.

(ii)	Funds receivable mainly represents balances paid by individuals for repayments of financing on Renren Fenqi as well as amounts paid by investors for investments made on Renren Licai that are held at a third party electronic payment service provider as of December 31, 2016 and 2017. The balances were collected subsequent to year-end.

F- 61

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS - continued

(iii)	Receivable from brokers represents cash provided to brokers who hold the cash on behalf of the Company. The cash has not been used to purchase any securities and accordingly is recorded as a receivable. During the year ended December 31, 2017, the Company sold all its short-term securities and received the entire receivable back from the brokers.

(iv)	Other receivable represents cash advanced to customers of third party dealerships for purchase of cars for which loans were approved by a bank but for which the customers has not yet received the cash. The amount was subsequently collected by the Company after year-end.

9.	SHORT-TERM INVESTMENTS

Short-term investments comprise of marketable securities which are classified as trading and available-for-sale, and derivative financial instruments that are regarded as assets.

Trading securities

During the years ended December 31, 2016 and 2017, the Company purchased and sold serveral trading securities and recorded $577 of gain and $100 of loss in the consolidated statements of operations. As of December 31, 2017, the Company did not hold any trading securities.

Available-for-sale securities

During the year ended December 31, 2015, the Company sold all short-term available-for-sale securities with initial costs of $ 59,136 for total proceeds of $62,704 and recorded $3,568 of realized gain in the consolidated statements of operations. For the purpose of determing gross realized gains or losses, the initial cost of securities sold was based on specific identification. During the years ended December 31, 2016 and 2017, the Company did not make any investments in short-term availabale-for-sale securities.

F- 62

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	SHORT-TERM INVESTMENTS - continued

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

As of December 31, 2016 and 2017, the Company did not hold any derivative financial instruments. The Company recorded a realized loss of $100,644, mostly related to H-Share Index and FXI UP call options, during the year ended December 31, 2015. The realized gain or losses were insignificant for the years ended 2016 and 2017.

F- 63

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.	LONG-TERM INVESTMENTS

		As of December 31,
	Note	2016	2017

Equity method investments:
Social Finance Inc. ("SoFi")	(i)	$231,952	$208,694
Eall (Tianjin) Network Technology Co., Ltd. ("Eall Network")	(xiii)	18,137	18,458
Golden Axe	(ii)	16,243	14,268
Others	(iii)	91,394	77,391

Total equity method investments		357,726	318,811

Cost method investments:
Hylink Advertising Co., Ltd. ("Hylink")	(iv)	2,161	-
StoreDot Ltd. ("StoreDot")	(v)	10,001	10,001
GoGo Tech Holdings Limited ("GoGo")	(vi)	11,127	11,127
Motif Investing Inc. ("Motif")	(vii)	7,700	5,475
LendingHome Corporation ("LendingHome")	(viii)	65,843	65,843
Credit Shop Inc. ("Credit Shop")	(ix)	35,000	-
Eunke Technology Ltd. ("Eunke")	(x)	25,000	13,438
Others	(xi)	37,605	38,913

Total cost method investments		194,437	144,797

Available-for-sale investments:
Snowball Finance Inc. ("Snowball")	(xii)	36,337	26,070
Eall Technology Limited ("Eall")	(xiii)	2,892	2,892
268V Limited	(xiv)	24,170	12,207
Omni Prime Inc. ("Omni")	(xv)	27,053	27,637
Zhu Chao Holding Company Limited ("Zhu Chao")	(xvi)	18,722	-
Hylink Advertising Co., Ltd.	(iv)	-	9,794
Others	(xvii)	34,011	23,158

Total available-for-sale investments		143,185	101,758

Total long-term investments		$695,348	$565,366

F- 64

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.	LONG-TERM INVESTMENTS - continued

Equity method investments

(i)	In September 2012, March 2014, January 2015, and October 2015, the Company entered into agreements to purchase 5,573,719 Series B Preferred Shares, 6,020,695 Series D Preferred Shares, 2,361,116 Series E Preferred Shares and 9,507,933 Series F Preferred Shares issued by SoFi at a price of $8.79 per Series B Share, $3.45 per Series D Share, $9.46 per Series E Share and $15.78 per Series F Share for a total consideration of $242,120. In November 2012, SoFi split 1 Series B Preferred Share into 4 Series B Preferred Shares and the Company held 22,294,876 Series B Preferred Shares after that. In April 2017, the Company disposed 5,719,986 preferred shares of SoFi for total net proceeds of $91,926, recording a realized gain amounting to $58,335 in (Loss) earnings in equity method investments, net of tax on the consolidation statement of operations for the year ended December 31, 2017. The Company held 21.06% and 14.97% equity interest of SoFi as of December 31, 2016 and 2017, respectively and recognized its share of gain in SoFi of $3,902, loss of $3,968 and gain of $10,333 for the years ended December 31, 2015, 2016 and 2017, respectively. The Company accounted for this investment as equity method as of December 31, 2016 and continued to do so during the year ended December 31, 2017 as it believes it is able to exert significant influence through its board seat combined with the board seats held by the Company's two major shareholders on SoFi's board of directors.

(ii)	In January 2015, the Company entered into an agreement to purchase 2,000,000 Ordinary Shares and 26,081,176 Series B Preferred Shares issued by Golden Axe Inc. for a total consideration of $18,943 (the "Consideration"). The Company paid $1,143 in December 2015 and $7,167 of the Consideration was settled by both paying cash and forgiving previous loans provided to Golden Axe Inc. in January 2016, at which point, $10,633 of the Consideration remained outstanding. In 2016, concurrent with a restructuring of Golden Axe, the Company entered into a subsequent agreement to acquire 20.46% equity interest of a related entity, Shenzhen Golden Axe Co, Ltd. (collectively with Golden Axe Inc., "Golden Axe"), for the remainder of the Consideration of $10,633. The Company held 20.46% equity interest of Golden Axe as of December 31, 2017 and recognized its share of loss of $nil, $2,275 and $2,496 for the years ended December 31, 2015, 2016 and 2017, respectively.

(iii)	Others represents other equity method investments with individual carrying amounts less than $15,000 as of December 31, 2016 and 2017, respectively.

F- 65

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.	LONG-TERM INVESTMENTS - continued

Equity method investments - continued

The summarized financial information for all of the Company’s equity method investments were as follows:

	As of December 31,
	2016	2017

Total current assets	$7,176,015	$10,070,446
Total assets	$7,250,680	$10,151,227
Total current liabilities	$5,200,536	$7,825,929
Total liabilities	$5,340,139	$7,997,108
Noncontrolling interests	$443,885	$-

	For the years ended December 31,
	2015	2016	2017

Net revenues	$199,069	$406,686	$673,420
Gross profits	$167,512	$351,782	$579,076
(Loss) income from continuing operations	$(58,658)	$(25,455)	$30,669
Net (loss) income	$(58,658)	$(25,455)	$30,669

Cost method investments

(iv)

In April 2011, the Company acquired 2% equity interest of Hylink at total cash consideration of $2,381. Hylink is mainly engaged in advertising agency service. The Company was not able to exercise significant influence over the operating and financial decisions of Hylink, and thus the Company used the cost method to account for its investment.

In August 2017, Hylink successfully listed on the Shanghai Stock Exchange in China. The Company reclassified the investment as available-for-sale securities. Unrealized holding gains of $7,489 were reported in other comprehensive income for the year ended December 31, 2017.

F- 66

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.	LONG-TERM INVESTMENTS - continued

Cost method investments – continued

(v)	In August 2014, the Company entered into an agreement to purchase Series B Preferred Shares issued by StoreDot for a total cash consideration of $10,001 and held 6.06% equity interest of StoreDot. The Company was not able to exercise significant influence over the operating and financial decisions of StoreDot, and thus the Company used the cost method to account for its investment.

(vi)	In November 2014, the Company entered into an agreement to acquire 10% equity interest of GoGo for a total consideration of $8,100. In May 2015, June 2015 and May 2016, the Company acquired additional equity interest of GoGo for a total consideration of $5,000, $3,000 and $500, respectively. The Company held 13.89% and 10.48% equity interest of GoGo as of December 31, 2015 and 2016, respectively. The Company was not able to exercise significant influence over the operating and financial decisions of GoGo, and thus the Company used the cost method to account for its investment. As of December 31, 2016, as a result of a decrease in fair value of GoGo from its new financing in 2016, the Company performed an impairment analysis and recognized an OTTI loss of $5,473 during the year ended December 31, 2016.

(vii)	In January 2015, the Company entered into an agreement to purchase 5,579,734 Series E Preferred Shares issued by Motif for a total consideration of $40,000 and held 10% equity interest of Motif as of December 31, 2015. The Company was not able to exercise significant influence over the operating and financial decisions of Motif, and thus the Company used the cost method to account for its investment. As a result of a failure to achieve Motif’s business plan and deterioration of its results, the Company performed an impairment analysis and recognized an OTTI loss of $32,300 and $2,225 during the years ended December 31, 2016 and 2017, respectively.

(viii)	In March 2015, the Company entered into an agreement to purchase 6,153,999 Series C Preferred Shares issued by LendingHome for a total consideration of $65,843 and held 14.72% equity interest of LendingHome as of December 31, 2015. The Company was not able to exercise significant influence over the operating and financial decisions of LendingHome, and thus the Company used the cost method to account for its investment.

(ix)	In January 2015, the Company acquired 204,471 Series A Preferred Shares issued by Credit Shop at a price of $73.36 for a total consideration of $15,000. Additionally, the parties also reached an agreement, whereby the Company would provide a revolving line of credit up to $15,000 to Credit Shop. That agreement also included an option whereby the Company or Credit Shop have the option to convert the full $15,000 revolving line into Series A Preferred Shares of Credit Shop. Prior to or in conjunction with the exercise of the option, the Company is required to have fully funded the $15,000 revolving loan. Additionally, upon the exercise of the option, the Company is also required to purchase additional Series A Preferred Shares from Credit Shop in the amount of $5,000.

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

During the year ended December 31, 2017, as a result of a failure to achieve CreditShop’s business plan and deterioration of the its financial results, the Company performed an impairment analysis. As a result, the Company recognized an OTTI loss amounting to $35,000 during the year ended December 31, 2017.

F- 67

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.	LONG-TERM INVESTMENTS - continued

Cost method investments – continued

(x)	In March 2015, the Company entered into an agreement to purchase 4,770,131 Series B Preferred Shares issued by Eunke for a total consideration of $25,000, and held 21.9% equity interest of Eunke as of December 31, 2015. The Company accounted for the investment under the cost method given that such shares have substantive liquidation preference over ordinary shares and are not considered in-substance common stock. In determining the fair value of the investment in Eunke, as a result of a failure to achieve Eunke’s business plan and deterioration of its financial results, the Company applied the market approach using unobservable inputs, such as a lack of marketability discount and probability weighting for each scenario including liquidation, and initial public offering, and recognized an OTTI loss amounting to $11,562 during the year ended December 31, 2017.

(xi)

Others represents other cost method investments with individual carrying amount less than $10,000 as of December 31, 2016 and 2017, respectively.

In the third quarter of 2017, the Company disposed Mapbar, a cost method investment acquired in 2011, to an unrelated investor for a total consideration of US$37,311, of which US$32,726 was received as of December 31, 2017 and the rest amount were received in January 2018. The investment was fully impaired during the year ended December 31, 2013, and therefore, a total of $37,311 gain on disposal of investment was recognized in 2017.

Available-for-sale investments

Long-term available-for-sale investments represent convertible redeemable preferred shares, convertible debt and equity securities. As of December 31, 2016 and 2017, the Company held following long-term available-for-sale investments:

	As of December 31, 2017				As of December 31, 2016
		Gross	Other-than			Gross	Other-than
		unrealized	-temporary	Fair		unrealized	-temporary	Fair
	Cost	gains	impairment	value	Cost	gains	impairment	value

Convertible redeemable preferred shares	$165,524	$9,745	$(89,805)	$85,464	$172,928	$16,387	$(50,830)	$138,485
Convertible debt	7,500	-	(1,000)	6,500	4,700	-	-	4,700
Equity securities	2,305	7,489	-	9,794	-	-	-	-

Total	$175,329	$17,234	$(90,805)	$101,758	$177,628	$16,387	$(50,830)	$143,185

F- 68

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.	LONG-TERM INVESTMENTS - continued

Available-for-sale investments - continued

(xii)	In November 2014, the Company acquired 35,040,427 Series C Preferred Shares issued by Snowball at a price of $0.9988 per share. As part of the acquisition, the Company received a detachable preferred share warrant, exercisable within 2 years of the share acquisition, to (1) purchase additional up to 8,872,590 Series C Preferred Share at a price of $1.6906 per share; (2) if Snowball issued subsequent equity securities, purchase such subsequent equity securities at a price amounting to the lower of $1.6906 and the per share price paid by investors purchasing such subsequent equity securities. The total consideration for the purchase of Series C Preferred Shares and warrant was $34,998, of which $901 was allocated to the value of warrant based on its fair value at the acquisition date. The Company did not exercise the warrant and it expired in September 2016. As a result, the Company recorded a loss of $901 in 2016.

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

As such, the Company determined that the shares are debt securities in nature and accounted for those as available-for-sale securities. The Company performed an impairment analysis and recognized an OTTI loss of $9,989 during the year ended December 31, 2017. In determining the fair value of the investment in Snowball Finance Inc., the Company applied the market approach using unobservable inputs, such as a lack of marketability discount and probability weighting for each scenario including liquidation, and initial public offering. Unrealized holding gains of $803 and loss of $278 were reported in other comprehensive income for the years ended December 31, 2016 and 2017, respectively.

F- 69

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.	LONG-TERM INVESTMENTS - continued

Available-for-sale investments - continued

(xiii)	In September 2014, the Company entered into an agreement to purchase 5,321,428 Series B-1 Preferred Shares and 649,351 Series B-2 Preferred Shares issued by Eall at a price of $3.08 per Series B-1 share and $2.62 per Series B-2 share for a total consideration of $18,090. In July 2015, the Company purchased an additional 652,598 Series B-1 Preferred Shares at a price of $3.08 per Series B-1 share for a total consideration of $2,010. The Company has determined that all of the purchased shares are redeemable at the option of the investors according to the redemption terms further included below:

(1)	Each holder of the then outstanding preferred shares may require that Eall redeem all or part of the preferred shares then outstanding, on or after the earlier of (i) January 1, 2019, or (ii) the occurrence of any material breach or violation of any of the Memorandum and Articles of Eall, the preferred share purchase agreements, the shareholders agreement, and other relevant agreements and documents and/or the applicable laws by Eall or any direct or indirect holder of the ordinary shares of Eall.

(2)	The redemption price per preferred share shall be the amount equal to 100 percent of the original issue price, plus all accrued or declared but unpaid dividends on such preferred shares (subject to adjustments for share split, share dividend, reclassification or other similar events).

As such, the Company determined that they are debt securities in nature and accounted for those as available-for-sale securities.

In July 2016, Eall conducted a restructuring such that the Company ultimately held a 20.4% investment in both Eall and Eall Network, a shell company controlled by the founding shareholders of Eall. The Company still accounted the investment in Eall as available-for-sale investment as there were no changes to the nature and redemption rights of the investment and recorded its investment at fair value as of December 31, 2016 and 2017.

Additionally, the Company accounted for its investment in Eall Network as an in-substance common stock investment over which the Company could exercise significant influence. As a result, the Company recorded its investment in Eall Network as an equity method investment at $17,937 based on the fair value of the investment at the time of the restructuring. The Company recognized its share of loss of $200 and gain of $321 related to its investment in Eall Network for the years ended December 31, 2016 and 2017, respectively.

F- 70

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.	LONG-TERM INVESTMENTS - continued

Available-for-sale investments - continued

(xiv)	In January 2015, the Company entered into an agreement to purchase 64,281,655 Series D Preferred Shares issued by 268V Limited for a total consideration of $75,000. The Company has determined that the Series D Preferred Shares are redeemable at the option of the investors according to the redemption terms further included below:

(1)	At the option of a holder of the preferred shares, 268V Limited shall redeem all, or any, of the outstanding preferred shares held by the requesting holder, at any time after the earliest of (i) the date that there is a material breach by 268V Limited or by any direct or indirect owners of the ordinary shares of 268V Limited, of the preferred share purchase agreements, the shareholder agreement, the restated Articles, and other relevant agreements and documents, (ii) any material adverse change in the regulatory environment that will cause the agreements that provide 268V Limited the control over its variable interest entity to be invalid or unenforceable, or (iii) the failure by 268V Limited to complete a firm underwritten public offering of the shares or other equity securities within five years from the issuance date of the preferred shares.

(2)	The redemption price shall be equal to the greater of (i) an amount equal to the sum of the original issue price (as adjusted), plus an assumed 12 percent compounded per annum return for each year the preferred shares were outstanding, and all declared but unpaid dividends thereon up to the date of redemption or (ii) the fair market value of each preferred share.

As such, the Company determined that they are debt securities in nature and accounted for those as available-for-sale securities. As a result of a decrease in fair value of 268V Limited from its new financing in 2016 and 2017, the Company performed an impairment analysis and recognized an OTTI loss of $50,830 and $12,085 during the years ended December 31, 2016 and 2017, respectively. In determining the fair value of the investment in 268V Limited, the Company applied the market approach using unobservable inputs, such as a lack of marketability discount and probability weighting for each scenario including liquidation, and initial public offering. Unrealized holding gains of $nil and $122 were reported in other comprehensive income for the years ended December 31, 2016 and 2017, respectively.

F- 71

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.	LONG-TERM INVESTMENTS - continued

Available-for-sale investments – continued

(xv)	In July 2015 and March 2016, the Company purchased 14,727,541 Series B Preferred Shares and 510,248 shares of Series B++ Preferred Shares issued by Omni at the price of $1.358 per Series B Preferred Share and $1.96 per Series B++ Preferred Share for a total consideration of $21,000, respectively. The Company has determined that the Series B Preferred Shares and Series B++ Preferred Shares are redeemable at the option of the investor according to the redemption terms further included below:

(1)	If so requested by any holder of the preferred shares, Omni shall redeem all or part of such outstanding preferred shares, at any time after the earliest of (i) July 30, 2021, if Omni has not consummated an underwritten public offering of its ordinary shares, (ii) any change of laws or policy with respect to the validity of the agreements that provide Omni with control over its variable interest entity, (iii) any competent governmental authority having determined that it is illegal for Omni to carry on its business as conducted and as proposed to be conducted in accordance with applicable laws, regulations, policies or discretion of competent governmental authorities, and Omni has been unable to carry on such business for at least 3 consecutive months due to such determination or (iv) any material breach by Omni and/or its founders of the preferred share purchase agreements, shareholder agreement or relevant agreements and documents.

(2)	The price at which each preferred share shall be redeemed shall be equal to the greater of (i) 150 percent of the original issue price of such preferred shares and (ii) the fair market value of such preferred shares.

As such, the Company determined that they are debt securities in nature and accounted for those as available-for-sale securities. Unrealized holding loss of $2,813 and gain of $584 were reported in other comprehensive income for the years ended December 31, 2016 and 2017, respectively.

F- 72

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.	LONG-TERM INVESTMENTS - continued

Available-for-sale investments – continued

(xvi)	In January 2015, the Company entered into an agreement to purchase 1,553,566 Series A Preferred Shares issued by Zhu Chao for a total consideration of $15,000. The Company has determined that the Series A Preferred Shares are redeemable at the option of the investor according to the redemption terms further included below:

(1)	Each holder of the then outstanding preferred shares is entitled to request Zhu Chao to redeem all or part of its outstanding preferred shares on or after the earliest of (i) August 10, 2020, if there has been no firm commitment underwritten public offering of the ordinary shares of Zhu Chao, (ii) the last date of the three-month period commencing from the delivery of notice of the occurrence of any PRC regulatory development by the majority preferred shareholders to Zhu Chao, if, during such three-month period, the ordinary shareholders of Zhu Chao have failed to devise a feasible alternative legal structure reasonably satisfactory to the majority preferred shareholders that will give effect to the rights and preferences of the preferred shareholders under the Memorandum and Articles of Zhu Chao, the preferred share purchase agreement, the shareholder agreement and other relevant agreements and documents (“Zhu Chao Transaction Agreements”), as closely as possible, or (iii) the occurrence of any material breach by Zhu Chao or any holder of the ordinary shares of Zhu Chao of any of the Zhu Chao Transaction Agreements.

(2)	The redemption price per preferred share shall be the amount equal to 200 percent the original issue price of the preferred share, plus all accrued or declared but unpaid dividends on such preferred share.

As such, the Company determined that they are debt securities in nature and accounted for those as available-for-sale securities. In determining the fair value of the investment in Zhuchao Holdings Company Limited., as a result of a failure to achieve Zhu Chao’s business plan and deterioration of its operating results, the Company performed an impairment analysis and recognized an OTTI loss amounting to $15,000 during the year ended December 31, 2017. Unrealized holding gains of $nil, $3,722 and loss of $3,722 were reported in other comprehensive income for the years ended December 31, 2015, 2016 and 2017, respectively.

(xvii)	Others represents other long-term available-for-sale investments with individual carrying amount less than $10,000 as of December 31, 2016 and 2017, respectively.

The fair value of long-term available-for-sale investments as measured is further discussed in Note 18.

F- 73

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

11.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2016	2017

Building	$29,989	$32,002
Computer equipment and application software	18,724	17,821
Furniture and vehicles	137	312
Leasehold improvements	775	809

	$49,625	$50,944
Less: Accumulated depreciation	$(20,869)	$(21,322)
Less: Accumulated impairment loss	(90)	(90)

	$28,666	$29,532

Depreciation expense from continuing operations was $7,338, $2,626 and $1,974 and from discontinued operations was $1,500, $52 and $nil, for the years ended December 31, 2015, 2016 and 2017, respectively.

No impairment loss was recorded for the years ended December 31, 2015, 2016 and 2017, respectively.

F- 74

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

12.	Goodwill

Amount

Balance at January 1, 2017	-
Increase in goodwill related to acquisitions	$99,654
Exchange difference	2,283
Balance at December 31, 2017	$101,937

The Company’s goodwill reflects the excess of the consideration paid or transferred including the fair value of contingent consideration over the fair values of the identifiable net assets acquired. The majority of the goodwill balance as of December 31, 2017 relates to the various used car dealerships acquired during the year ended December 31, 2017 as well as to other acquisitions which were individually deemed insignificant. Refer to Note 5 for further details.

To assess potential impairment of goodwill, the Company performs an assessment of the carrying value of the reporting unit at least on an annual basis or when events occur or circumstnaces change that would more likely than not reduce the estimated fair value of the reporting unit below its carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit's goodwill exceeds its implied fair value. The Company estimates the fair value of its reporting units through internal analysis and external valuations, which utilize the income and market approaches through the application of discounted cash flow methods. These valuations are based on a number of estimabes and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparables. The Company has performed its annual test for impairment of goodwill in accordance with the accounting standard as of December 31, 2017, and determined that it was not more likely than not that goodwill was impaired, and therefore did not recognized any impairment loss during the year ended December 31, 2017.

F- 75

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.	SHORT - TERM DEBT AND LONG-TERM DEBT

Short-term debt

		As of December 31,
	Note	2016	2017

East West Bank	(i)	$30,000	$-
Bank of Shanghai	(ii)	7,202	12,296
Hengfeng Bank	(iii)	-	49,183

Total		$37,202	$61,479

(i)	In December 2016, the Company entered into a short-term loan agreement with East West Bank for $30,000. The loan bears an annual interest rate equal to the one month LIBOR rate plus 1.2% and has a loan period of six month. In June 2017, the Company amended and extended the maturity date to April 2018. In October 2017, the Company repaid $10,000 of the loan balance. In January 2018, the Company further refinanced its short term loan agreement with East West Bank and replaced it with a long-term debt. The long-term debt has an annual interest rate equal to LIBOR rate plus 1.2% and is repayable on April 3, 2020. Accordingly, the Company has excluded $20,000 from the short term debt and has reclassified it to long-term debt as of December 31, 2017.

(ii)	In November 2016, the Company entered into a short-term loan agreement with Bank of Shanghai for $7,202. The loan bears an annual interest rate of 141.5% of the one year loan interest rate quoted by the People’s Bank of China and has a loan period of six months. The Chief Operating Officer (“COO”) of the Company provided joint and several liability guarantee for the loan. The Company repaid the loan in May 2017.

In May and August 2017, the Company entered into five short-term loan agreements with Bank of Shanghai for $12,296. The loans bear an annual interest rates ranging from 137.9% to 149.4% of the one year loan interest rate quoted by the People’s Bank of China and have loan periods ranging from eight to eleven months. The Company repaid the loans in April 2018.

In February 2017, the Company entered into a six-month loan agreement with Bank of Shanghai for $4,358. The loan bears an annual interest rates of 143.5% of the one year loan interest rate quoted by the People’s Bank of China and has a loan period of five months. The Company repaid the loan in August 2017.

(iii)	In March 2017, the Company entered into a loan agreement with Hengfeng Bank for $33,045. The loan bears an annual interest rate of 109.2% of the one year loan interest rate quoted by the People’s Bank of China. The Company repaid $2,305 of the principal during the year ended December 31, 2017. $3,074 of the principal is due during the year ended December 31, 2018 and the remaining balance, classified as long-term debt, is due during the years ended December 31, 2019 and 2020.

In May 2017, the Company entered into three short-term loan agreements with Hengfeng Bank for $46,109. The loans bear an annual interest rate of 98.9% of the one year loan interest rate quoted by the People’s Bank of China and has a loan period of one year.

Long-term debt – current

		As of December 31,
	Note	2016	2017

A trust company	(v)	-	$52,604

Total		-	$52,604

F- 76

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.	SHORT - TERM DEBT AND LONG-TERM DEBT – continued

Long-term debt –non current

		As of December 31,
	Note	2016	2017

An asset management company	(iv)	$42,786	$-
A trust company	(v)	52,604	-
Hengfeng Bank and East West Bank	(iii) (i)	-	47,665

Total		$95,390	$47,665

(iv)	In November 2015, the Company entered into a long-term loan agreement with an asset management company to borrow $69,468 in order to finance the investment in SoFi. The loan bears an annual interest rate ranging from 12% to 16% upon certain scenarios, including a qualified public offering of SoFi during the period of the loan, and requests the pledge of certain assets of the Company including building, the long-term investment in Hayman, and certain shares of SoFi owned by the Company including 4,970,573 Series B Preferred Stock, 6,020,695 Series D Preferred Stock and 2,361,116 Series E Preferred Stock. The loan is expected to be repaid within four years. The Chief Executive Officer (“CEO”) of the Company provided joint and several liability guarantee for the loan. The loan can be repaid in advance at the option of the Company upon distribution from the long-term investment in one of its equity method investee, or upon approval from the asset management company. In January 2016, the Company received the notice for such distribution from the equity method investee and repaid $23,608 of the loan balance. In early 2017, the Company made a request to the asset management company for an early repayment. Such request was approved and the Company repaid the remainder of the loan in February 2017.

(v)	In October 2015, the Company entered into a long-term loan agreement with a trust company to borrow $59,260 in order to finance the investment in SoFi. The loan bears an annual interest rate 6% and requests the pledge of 7,512,535 Series F Preferred Stock of SoFi owned by the Company. As of December 31, 2017, as a result of SoFi missing certain revenue target, the loan became due within one year. Accordingly, the Company reclassed the loan to long-term debt - current.

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

F- 77

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

		As of December 31,
		2016	2017

Employee payroll and welfare payables		$2,800	$3,437
Other tax payable		7,013	12,676
Accrued professional, marketing and leasing fees		3,965	6,032
Interest payable	(i)	1,761	13,472
Other payables		4,242	10,281

Total		$19,781	$45,898

(i)	The balance mainly include the interest payable of Long-term debt - current (see Note 13 (v)).

15.	PAYABLE TO INVESTORS

In the ordinary course of business, through the peer-to-peer platforms and the Company's consolidated Shanghai Renren Finance Leasing Asset-Backed Special Plans (the "Plans"), the Company identifies investors and transfers creditors' rights to those investors. The Company further offers different investment periods to investors with various annual interest rates while those credit rights are held by the investors. The terms of the sales require the Company to repurchase those creditors’ rights from investors prior to or upon the maturity of the investment period. As a result, the sales of those creditors’ rights are not accounted for as a sale and remain on the consolidated balance sheet and are recorded as payable to investors in the Company’s consolidated balance sheet.

The short-term payable to investors bears a fixed annual rate ranging from 8.6% to 11.04% with different investment periods to investors ranging from 15 days to 12 months, for both the years ended December 31, 2016 and 2017. Short-term payable to investors also includes payable to investors from the Plans.

The long-term payable to investors as of December 31, 2016 was arising from the Plans, which will expire by the end of May 2018, and bears a fixed annual rate ranging from 5.5% to 7.0% with an investment periods to investors of 21 months. The remaining balance from the Plan as December 31, 2017 became short-term payable to investors.

16.	INCOME TAXES

The Company, CIAC, Renren Gongying Inc, Link224 Inc., Renren Lianhe Holdings, Wole Inc., JiehunChina Inc., Renren Auto Group, Renren CRSP Holdings Inc., Renren CHYP Holdings Inc., Renren PLML Holdings Inc., Renren KURY Holdings Inc., Renren ONER Holdings Inc., Renren LSTAR Holdings Inc., Renren BLCR Holdings Inc., Renren ZHCH Holdings Inc., Renren CHRYPH Holdings Inc., Renren Study Inc., Renren SF Holdings Inc., Oak Pacific Investment and Renren Finance Inc. are all incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the companies are not subject to income or capital gains taxes.

Chime Technologies, Inc., Renren U.S. Holdco, Inc., Sindeo Inc., Geographic Farming LLC and Trucker Path Inc. are incorporated in the US and subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. They did not have taxable income and no income tax expense was provided for the year ended December 31, 2015, 2016 and 2017.

F- 78

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Beijing Qilin Wings Technology Development Co., Ltd., incorporated in the PRC on January 16, 2013, qualified as a “High and New Tech Enterprise” in 2017, and therefore was entitled to a preferential tax rate of 15% for the following three years.

Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be characterized as PRC residents for EIT Law purposes.

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

The Company's subsidiaries and VIEs located in the PRC had aggregate accumulated deficits as of December 31, 2017. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2017.

The current and deferred component of income tax expenses which were substantially attributable to the Company's PRC subsidiaries and VIEs and VIEs' subsidiaries, are as follows:

	Years ended December 31,
	2015	2016	2017

Current income tax expenses	$3,124	$2,470	$4,479
Deferred income tax expenses	-	-	-
Total income tax expenses	$3,124	$2,470	$4,479

F- 79

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	INCOME TAXES - continued

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2016	2017

Deferred tax assets
Provision for doubtful accounts	$5,339	$3,422
Accrued payroll and welfare	700	809
Accrued liabilities	2,409	2,414
Long term investment impairment	-	2,328
Excessive advertising fee	1,572	1,990
Excessive employee education fee	150	161
Net operating loss carry forwards	54,567	55,745
Less valuation allowance	(64,737)	(66,869)

Deferred tax assets, net	$-	$-

Deferred tax liabilities	$-	$-

F- 80

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	INCOME TAXES - continued

The Company operates through multiple subsidiaries and VIEs and VIEs' subsidiaries. The valuation allowance is considered on each individual entity basis. The subsidiaries and VIEs and VIEs' subsidiaries registered in the PRC have total deferred tax assets related to net operating loss carry forwards of $54,567 and $55,745 as of December 31, 2016 and 2017, respectively. The Company assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2016 and 2017, valuation allowances were established because the Company believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

Reconciliation between the income tax expenses computed by applying the PRC tax rate to loss before the provision of income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2015	2016	2017

Loss before provision of income tax	$(214,585)	$(173,400)	$(173,264)
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory tax rate	(53,646)	(43,350)	(43,316)
Taxable deemed interest income from inter-company interest-free loans	5,632	6,925	7,288
Non-deductible loss and other expenses not deductible for tax purposes	41,114	42,571	37,096
Effect of income tax rate differences in jurisdictions other than the PRC	(27)	(54)	709
Effect of tax holidays	-	-	570
Changes in valuation allowance	10,051	(3,622)	2,132
Income tax expenses	$3,124	$2,470	$4,479

The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2015, 2016 and 2017, respectively. The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

Since January 1, 2008, the relevant tax authorities have not conducted a tax examination on PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2013 to 2017 of the Company's PRC subsidiaries and VIEs and VIEs' subsidiaries remain subject to tax audits as of December 31, 2017, at the tax authority's discretion.

F- 81

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.	ORDINARY SHARES

Under a series of share repurchase programs approved by the Company's board of directors on September 29, 2011, December 26, 2012, June 28, 2013 and June 28, 2014, during the years ended December 31, 2015, 2016 and 2017, the Company repurchased 10,912,110, nil and nil ordinary shares for total considerations of $10,292, $ nil and $nil, respectively.

18.	FAIR VALUE MEASUREMENTS

Assets and liabilities disclosed at fair value

The Company measures its cash and cash equivalents, restricted cash, amounts due from/to related parties, financing receivable, cost method investments and short-term and long-term debt and payable to investors at amortized cost. The carrying values of cash and cash equivalents and restricted cash approximated fair value and represented a level 1 measurement. The carrying value of financing receivable and payable to investors approximate their fair value due to their short-term nature and are considered level 3 measurement. Such fair value was estimated by discounting scheduled cash flows through the estimated maturity with estimated discount rates based on current offering rates of comparable financings with similar terms. The carrying value of the debt obligations approximate fair value considering the borrowing rates are at the same level of the current market yield for the comparable debts and represent a level 2 measurement. The carrying value of amounts due from/to related parties approximate fair value due to the relatively short maturity.

Fair value of the cost method investments approximated $187,649 as of December 31, 2017, as compared with $144,797 of carrying value. Cost method investments do not have a quoted market price. The Company determined the fair value of the cost method investments generally by recent financing transactions which closed in the recent year as reference for fair value of the company’s stock value. As the inputs are unobservable inputs for the asset or liability, this represents a level 2 measurement.

F- 82

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	FAIR VALUE MEASUREMENTS - continued

Assets and liabilities measured at fair value on a recurring basis

The Company measured its short-term investments, long-term available-for-sale investment and liability-classified warrant at fair value on a recurring basis as of December 31, 2016 and 2017.

Short-term investments include the investments in fund and future that were traded publicly in the open market and were valued based on the quoted market price and were classified as Level 1.

The Company's derivative financial instruments were classified as Level 2, as they were not actively traded and were valued using pricing models that used observable market inputs. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the periods presented.

The following table summarizes the Company's financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2016 and 2017, respectively:

	As of December 31, 2016				As of December 31, 2017
	Fair Value Measurement at the Reporting Date using				Fair Value Measurement at the Reporting Date using
	Quoted price in				Quoted price in
	active markets	Significant other	Significant		active markets	Significant other	Significant
	for identical	observable	unobservable		for identical	observable	unobservable
	assets	inputs	inputs		assets	inputs	inputs
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Short-term investments
Trading securities:
Funds	411	-	-	411	-	-	-	-
Future	(1)	-	-	(1)	-	-	-	-
Long-term investments
Available-for-sale investments:
Convertible redeemable preferred shares	-	-	138,485	138,485	-	-	85,464	85,464
Convertible debt	-	-	4,700	4,700	-	-	6,500	6,500
Equity securities	-	-	-	-	-	9,794	-	9,794
Accrued expense and other current liabilities
Liability-classified warrant	-	-	(6,551)	(6,551)	-	-	(6,356)	(6,356)
Total	$410	-	$136,634	$137,044	-	9,794	$85,608	$95,402

F- 83

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	FAIR VALUE MEASUREMENTS - continued

Assets and liabilities measured at fair value on a recurring basis - continued

The following table provides additional information about the reconciliation of the fair value measurements of assets and liabilities using significant unobservable inputs (level 3).

	Convertible
	redeemable		Written	Liability-
	preferred	Convertible	put	classified
	shares	Debt	option	warrant

Balance as of December 31, 2015	$219,278	$6,500	$(7,000)	$(6,656)
Initial recognition	6,492	3,200	-	-
Derecognition	(17,937)	(5,000)	7,000	-
(Losses) earnings for the period
Earnings	-	-	-	105
Impairment losses	(50,830)	-	-
Other comprehensive loss	(18,518)	-	-	-

Balance as of December 31, 2016	$138,485	$4,700	$-	$(6,551)

Initial recognition	-	3,000	-	-
Derecognition	(10,647)	(200)	-	-
(Losses) earnings for the period
Earnings	-	-	-	195
Impairment losses	(38,975)	(1,000)	-	-
Other comprehensive loss	(3,399)	-	-	-

Balance as of December 31, 2017	$85,464	$6,500	$-	$(6,356)

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

F- 84

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	FAIR VALUE MEASUREMENTS - continued

Assets and liabilities measured at fair value on a recurring basis - continued

The liability-classified warrant was valued using Black-Scholes model with the following assumptions.

	Years ended December 31,
	2016	2017
Exercise price	$15.78	$15.78
Annual risk-free interest rate	1.7%	2.0%
Volatility	28%	31%
Dividend yield	-	-

The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values.

Assets measured at fair value on a nonrecurring basis

The Company measured its property and equipment, goodwill and other intangible assets, long-term cost and equity method investments at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

As of December 31, 2016, the Company performed impairment tests on its equity method investments, cost method investments and long-term available-for-sales investments, using the market approach or asset-based approach and recorded OTTI losses of $7,519, $43,958 and $50,830 for its equity method investments, cost method investments and available-for-sales investments during the year ended December 31, 2016. The impairment of the equity method investments, cost method investments and available-for-sales investment is considered level 3 because the Company used unobservable inputs, such as a lack of marketability discount and probability weighting for each scenario including liquidation, redemption and an initial public offering as applicable.

As of December 31, 2017, the Company performed impairment tests on its equity method investments, cost method investments and long-term available-for-sales investments, using the market approach or asset-based approach and recorded OTTI losses of $20,040, $53,058 and $39,975 for its equity method investments, cost method investments and long-term available-for-sales investments during the year ended December 31, 2017 (see Note 10). The impairment of the equity method investments, cost method investments and long-term available-for-sales investments is considered level 3 because the Company used unobservable inputs, such as a lack of marketability discount and probability weighting for each scenario including liquidation, redemption and an initial public offering as applicable.

F- 85

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

On May 19, 2014, the Company granted 69,593,691 share options to certain employees with exercise price of $1.097 per share. Amongst, 34,796,847 shares were under agreement where 25% of the options will be vested on May 19, 2015 and 1/36 of the remaining 75% will be vested at the 18 th day of each calendar month after May 19, 2015 through the end of the fourth year; 34,796,844 were under conditional option agreement where (1) 100% of the options shall be forfeited on May 19, 2017 unless the average closing price of one ADS of the Company during any 30-day period beginning on or after May 19, 2014 and ending on or before May 19, 2017 is $6.00 or higher, and (2) 25% of the options will be vested on May 19, 2015 and 1/36 of the remaining 75% will be vested at the 18 th day of each calendar month after May 19, 2015 through the end of the fourth year, however, that any conditional management options shall not be vested until the end of said 30-day period. On December 23, 2015, the Company’s Compensation Committee approved to waive the award condition for certain outstanding share options. The total incremental cost as a result of the modification was $10,926.

On August 24, 2017, the Company’s Compensation Committee approved to reduce the exercise price for all outstanding options previously granted by the Company with an exercise price higher than $0.478 per ordinary share to $0.478 per share. Such reduction was accounted by the Company as a share option modification and required the remeasurement of these share options at the time of the modification. The total incremental cost as a result of the modification was $10,382. The incremental cost related to vested options amounted to $7,427 and was recorded in the consolidated statements of operations during the year ended December 31, 2017. The incremental cost related to unvested options amounted to $2,955 and will be recorded over the remaining service period.

F- 86

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Stock options - continued

Excluding the options containing market and service vesting conditions, the Company calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the assistance from independent valuation firms, with the following assumptions used in 2016. The Company did not grant any options in 2015 and 2017. The weighted-average grant-date fair value of the share options granted during 2016 was $0.54.

Year ended December 31,
2016
Using binomial model
Risk-free interest rate	2.0%
Volatility	50%
Expected term (in years)	10
Exercise price	$1.227
Dividend yield	-

F- 87

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $1.23, $0.53, and $0.69 of the Company's ordinary share on December 31, 2015, 2016 and 2017, respectively. The total intrinsic value of options exercised for the years ended December 31, 2015, 2016 and 2017 were $2,044, $1,118, and $293, respectively. The total fair value of options vested during the years ended December 31, 2015, 2016 and 2017 were $23,008, $12,721, and $16,036, respectively.

F- 88

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Stock options - continued

The following table summarizes information with respect to share options outstanding as of December 31, 2017:

	Options outstanding				Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted	Weighted
		average	average	average		average	average	average
Range of	Number	remaining	exercise	intrinsic	Number of	remaining	exercise	intrinsic
exercise prices	outstanding	contractual life	price	value	exercisable	contractual life	price	value

$0.08~$0.18	442,515	1.62	$0.18	$227	442,455	1.62	$0.18	$227
$0.3~$0.48	141,039,101	6.40	$0.48	30,276	105,631,485	5.96	$0.48	22,676
	141,481,616			$30,503	106,073,940			$22,903

		Weighted	Weighted
		average	average
	Number of	exercise	grant date
	shares	price	fair value

Balance, December 31, 2016	145,446,560	$0.96	$0.63

Exercised	(1,715,895)	$0.33	$0.30
Forfeited	(2,249,049)	$0.36	$0.16

Balance, December 31, 2017	141,481,616	$0.48	$0.64

Exercisable, December 31, 2017	106,073,940	$0.48

Expected to vest, December 31, 2017	35,407,676	$0.48

For employee stock options, the Company recorded share-based compensation from continuing operations of $22,989, $19,420, and $23,904 and from discontinued operations of $1,736, $ nil and $nil for the years ended December 31, 2015, 2016, and 2017, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

For non-employee options, share based compensation was immaterial for the years ended December 31, 2015, December 31, 2016 and December 31, 2017, respectively.

As of December 31, 2017, there was $22,147 unrecognized share-based compensation expense relating to share options. This amount is expected to be recognized over a weighted-average vesting period of 1.70 years.

F- 89

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Nonvested restricted shares

A summary of the nonvested restricted shares activity is as follows:

	Weighted	Weighted average fair
	number of	value
	nonvested	per ordinary
	restricted	share at the
	shares	grant dates
Outstanding as of December 31, 2016	15,935,208	1.00

Granted	1,475,608	0.53
Vested	(5,182,140)	1.01
Forfeited	(1,425,993)	0.90

Outstanding as of December 31, 2017	10,802,683	0.95

The Company recorded compensation expenses based on the fair value of nonvested restricted shares on the grant dates over the requisite service period of award using the straight line vesting attribution method. The fair value of the nonvested restricted shares on the grant date was the closing market price of the ordinary shares as of the date. The Company recorded the compensation expenses related with nonvested restricted shares from continuing operations of $1,509, $4,124 and $4,112. The Company did not have any compensation expenses related to nonvested shares in discontinued operations.

F- 90

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Nonvested restricted shares - continued

Total unrecognized compensation expense amounting to $10,323 related to nonvested restricted shares granted as of December 31, 2017. The expense is expected to be recognized over a weighted-average period of 2.12 years.

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

The amount of share-based compensation expense for options and nonvested restricted shares attributable to cost of revenues, selling and marketing, research and development, general and administrative expenses and loss from the operations of the discontinued operations are as follows:

	Years ended December 31,
	2015	2016	2017

Gross amount:
Selling and marketing	$243	$770	$598
Research and development	781	1,363	1,092
General and administrative	25,481	21,411	26,326
	26,505	23,544	28,016
Expense recorded in discontinued operations	1,736	-	-

Total share-based compensation expense	$28,241	$23,544	$28,016

There was no income tax benefit recognized in the statements of operations for share-based compensation for the years ended December 31, 2015, 2016 and 2017.

F- 91

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

20.	RELATED PARTY BALANCES AND TRANSACTIONS

Details of major related party balances and transactions as of December 31, 2016 and 2017 are as follows:

(1)	Amounts due from related parties

As of December 31, 2016 and 2017, amounts due from related parties were $13,419 and $15,224, respectively, and details are as follows:

		As of December 31,
	Note	2016	2017

Tianjin Yi Chuang Xin He Information Technology Co., Ltd., (“Yi Chuang Xin He”), a subsidiary of Eall, available-for-sale investee of the Company	(i)	10,082	10,759
Others		3,337	4,465

Total		$13,419	$15,224

(i)	The balance represents the loan to Yi Chuang Xin He. Yi Chuang Xin He is a subsidiary of Eall, which is an available-for-sale investee of the Company. In May 2016, the Company entered into agreements with Eall and Yi Chuang Xin He for a series of loan transactions, pursuant to which the Company made a loan amounting to RMB70 million to Yi Chuang Xin He. At the same time, Eall made a loan in US dollar to the Company amounting to RMB70 million ($10,692). Both of the loans are free of interest. The loan due from Yi Chuang Xin He is repayable on demand. The loan due to Eall is repayable 5 work days after Yi Chuang Xin He repays the loan to the Company. The Company recorded the loans as amount due from and amount due to related parties as the Company does not have the right to offset and does not intend on setting off the loans. As of December 31, 2017, both of the loans remained outstanding.

F- 92

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

20.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(2)	Amounts due to related parties

		As of December 31,
		2016	2017

Eall	(i)	$10,692	$10,692
Others		222	7,054

Total		$10,914	$17,746

(i) The balance represents the loan provided by Eall (see Note 20 (i)).

(3)	Transactions with related parties for amount due from related parties

	Years ended December 31,
	2015	2016	2017

Loan to Beautiful Bay Co., Ltd, substantially controlled by the majority shareholder of OPH which is controlled by the CEO of the Company	$4,775	$-	$-
Loan to Yi Chuang Xin He	-	10,542	-
Loan to Beijing Yunke Logistics Co., Ltd, a subsidiary of Eunke, cost method investee of the Company	-	-	8,591
Others	182	4,083	3,069

Total	$4,957	$14,625	$11,660

F- 93

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

20.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(4)	Transactions with related parties for amount due to related parties

	Years ended December 31,
	2015	2016	2017

Loan from Eall	$-	$10,692	$-
Others	152	413	333

Total	$152	$11,105	$333

(5)	In July 2012, the Company purchased $10,000 Series 2012-A Senior Secured Sofi Loan Notes issued by SoFi Lending Corp., a subsidiary of SoFi. OPH is a shareholder of SoFi and the Company's chairman and CEO, Joe Chen, is a director of SoFi. In September 2012, March 2014, January and February 2015, and October 2015, the Company invested $49,000, $20,789, $22,331 and $150,000 in newly issued Series B preferred shares, Series D preferred shares, Series E preferred shares and Series F preferred shares of SoFi, respectively, concurrently with a group of other investors. These transactions were approved by the independent, disinterested members of the Company's board and the audit committee of the board.

In April 2017, the Company disposed 5,719,986 preferred shares of SoFi for total net proceeds of $91,926, recording a realized gain amounting to $58,335 (see Note 10 (i)).

(6)	In November 2015, the CEO of the Company provided joint and several liability guarantee for a long-term debt with a principal of $69,468 (see Note 13 (iv)).

(7)	In 2006, the Company entered into an agreement to make a loan of $167 to Liu Guolan, who is the mother-in-law of the Company’s CEO, for her investment into Beijing Hulian Shidai Telecom Technology Co., Ltd. (“Hulian Shidai”). The period of the loan is 10 years.

In 2016, the Company received $7,188 from Liu Guolan for the repayment of the loan, which is all the proceeds directly or indirectly received by Liu Guolan through holding the investment in Hulian Shidai. $7,021 of the repayment was recorded as other income in the year ended December 31, 2016 as the Company has no further obligations to the relevant payment received.

(8)	In November 2016, the COO of the Company provided joint and several liability guarantee for a short-term debt with a principal of $7,202 (see Note 13 (ii)).

F- 94

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.	SEGMENT INFORMATION

The Company's Chief Operating Decision Maker (the "CODM") is the CEO, who is responsible for decisions about allocating resources and assessing performance of the Company. An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s CODM.

As described in Note 1, the Company started to operate the used car trading business in the second half of 2017 and stopped providing apartment rental financing to individuals and apartment agents, and financing to college students in 2016. As a result, the Company reevaluted its segments in the fourth quarter of 2017 and concluded that it had two remaining reportable segments as of and for the year ended December 31, 2017, namely Renren and Auto Group. The Auto Group segment mostly includes the sales of used cars as well as used car financing provided to used car dealerships while the Renren segment mostly includes the Company’s main social networking website and mobile services as well as our social video platform. The segment information for the years ended December 31, 2015 and 2016 were retrospectively revised to reflect such changes as follows:

	Year ended December 31, 2015			Year ended December 31, 2016			Year ended December 31, 2017
	Renren	Auto Group	Total	Renren	Auto Group	Total	Renren	Auto Group	Total

Net revenues	$36,880	4,231	41,111	42,513	20,851	63,364	52,251	149,851	202,102
Cost of revenues	35,203	1,517	36,720	37,696	14,071	51,767	40,108	144,290	184,398
Operating expenses	107,211	2,486	109,697	68,918	15,692	84,610	80,403	25,178	105,581
Operating (loss) gain	(105,534)	228	(105,306)	(64,101)	(8,912)	(73,013)	(68,260)	(19,617)	(87,877)
Net loss from continuing operations	(221,851)	(1,326)	(223,177)	(183,638)	(10,415)	(194,053)	(85,237)	(25,266)	(110,503)
Net income from discontinued operations	1,520	-	1,520	8,701	-	8,701	-	-	-

Net loss	$(220,331)	(1,326)	(221,657)	(174,937)	(10,415)	(185,352)	(85,237)	(25,266)	(110,503)

The Company does not allocate assets to its current operating segments as management does not believe that allocating these assets is useful in evaluating these segments’ performance. Accordingly, the Company has not made disclosure of total assets by reportable segment.

The majority of the Company's revenue for the years ended December 31, 2015, 2016 and 2017 was generated from the PRC.

As of December 31, 2015, 2016 and 2017, respectively, substantially all of long-lived assets of the Company were located in the PRC.

F- 95

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

22.	LOSSES PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the years ended:

	Years ended December 31,
	2015	2016	2017
Net loss:
Loss from continuing operations	$(223,177)	$(194,053)	$(110,503)
Income from discontinued operations, net of tax	1,520	8,701	-

Net loss	(221,657)	(185,352)	(110, 503)
Add: net loss attributable to noncontrolling interest	1,529	-	76

Net loss attributable to Renren Inc.	$(220,128)	$(185,352)	$(110,427)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share-basic	1,019,378,556	1,022,664,396	1,028,537,406
Incremental weighted average ordinary shares from assumed exercise of stock options using the treasury stock method	7,857,646	4,512,567	-

Weighted average number of ordinary shares outstanding used in computing net income per ordinary share-diluted	1,027,236,202	1,027,176,963	1,028,537,406

Net loss per ordinary share attributable to Renren Inc. shareholders - basic:
Loss per ordinary share from continuing operations	$(0.22)	$(0.19)	$(0.11)
Income per ordinary share from discontinued operations	$0.00	$0.01	$-

Net loss per ordinary share attributable to Renren Inc. shareholders - basic:	$(0.22)	$(0.18)	$(0.11)

Net loss per ordinary share attributable to Renren Inc. shareholders - diluted:
Loss per ordinary share from continuing operations	$(0.22)	$(0.19)	$(0.11)
Income per ordinary share from discontinued operations	$0.00	$0.01	$-

Net loss per ordinary share attributable to Renren Inc. shareholders - diluted:	$(0.22)	$(0.18)	$(0.11)

For the years ended December 31, 2016 and 2017, 142,517,623 and 142,615,572 stock options and 3,354,015 and 9,668,727 nonvested shares were excluded from the calculation of diluted weighted average number of common shares, respectively, as their effect was anti-dilutive.

F- 96

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

23.	COMMITMENTS

(1)	Operating lease as lessee

The Company leases its facilities and offices under non-cancelable operating lease agreements. In addition, the Company pays telecommunications carriers and other service providers for telecommunications services and for hosting its servers at their internet data centers under non-cancelable agreements, which are treated as operating leases. These leases expire through 2027 and are renewable upon negotiation. Rental and bandwidth expenses under operating leases for 2015, 2016 and 2017 from continuing operations were $12,113, $5,964, and $5,926 respectively and from discontinued operations were $2,553, $183 and $nil, respectively.

Future minimum lease payments under such non-cancellable leases as of December 31, 2017 are as follows:

2018	$6,366
2019	3,792
2020	3,031
2021 and thereafter	1,686

Total	$14,875

(2)	Future minimum principal payments related to the Company’s long-term debts as of December 31, 2017 are as follows (see Note 13):

2018	$59,260
2019	3,074
2020	44,591

Total	$106,925

(3)	Unconditional investment commitment

The Company was obligated to pay up to $2,887 and $1,736 for the acquisition of investments under various arrangements as of December 31, 2016 and 2017, respectively.

24.	EMPLOYEE BENEFIT PLAN

Full time employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrues for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits from continuing operations were $10,032, $6,469 and $7,528 and from discontinued operations were $621, $85 and nil for the years ended December 31, 2015, 2016 and 2017, respectively.

F- 97

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

25.	OTHER COMPREHENSIVE INCOME

Movement of accumulated other comprehensive income is as follow:

	Foreign	Unrealized
	currency	gain (loss) on
	translation	available-for-sale
	adjustments	investments	Total

Balance as of December 31, 2014	$9,267	$(1,493)	$7,774

Exchange difference	(7,777)	37,127	29,350

Balance as of December 31, 2015	$1,490	$35,634	$37,124

Exchange difference	(10,994)	(19,247)	(30,241)

Balance as of December 31, 2016	$(9,504)	$16,387	$6,883

Exchange difference	9,585	648	10,233

Balance as of December 31, 2017	$81	$17,035	$17,116

26.	STATUTORY RESERVE AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries and VIE entities located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries' or the affiliated PRC entities' discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of the Company's subsidiaries, the Company's affiliated PRC entities and their respective subsidiaries. The Company's subsidiaries and VIE entities are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2017, none of the Company's PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold, therefore they will continue to allocate at least 10% of their after-tax profits to the general reserve fund.

F- 98

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

26.	STATUTORY RESERVE AND RESTRICTED NET ASSETS - continued

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Company's subsidiaries. The appropriation to these reserves by the Company's PRC subsidiaries was $nil, $nil and $nil for the years ended December 31, 2015, 2016 and 2017, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIE entities. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE entities in the Company not available for distribution was $370,971 and $435,999 as of December 31, 2016 and 2017, respectively.

F- 99

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

27.	SUBSEQUENT EVENT

Stock incentive plan

On January 31, 2018, the Company approved a stock incentive plans specifically for Auto Group segment (the "Kaixin Auto Group 2018 Plan"), pursuant to which the maximum number of shares of the Company available for issurance pursuant to all awards thereunder shall be 40,000,000 ordinary shares of Kaixin Auto Group, a subsidiary of the Company.

Property disposal plan

On April 20, 2018, the Company entered into a contract with Shanghai Liandong Economic Development Company, Shanghai Zhenda Industrial Co., Ltd. and Shanghai Baoshan Xiershi Industrial Co., Ltd., selling the Company’s property located in Shanghai. The selling deposit amounted to $3,073 and the total selling price amounted to $61,210. The deposit was received in April 2018.

F- 100

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	As of December 31,
	2016	2017
ASSETS

Current assets:
Cash and cash equivalents	$15,694	$97,697
Prepaid expenses and other current assets	-	5,179
Amounts due from subsidiaries	1,127,402	1,144,420

Total current assets	1,143,096	1,247,296

Long-term investments	232,952	209,605
Investment in subsidiaries	(529,991)	(687,629)

TOTAL ASSETS	$846,057	$769,272

LIABILITIES AND EQUITY

Current liabilities:
Short-term debt	30,000	-
Long-term debt - current	-	52,604
Accrued expenses and other current liabilities	1,446	15,508
Amounts due to related party	10,692	-

Total current liabilities	42,138	68,112

Long-term liabilities	52,604	20,000
Other non-current liabilities	12,849	6,356

TOTAL LIABILITIES	$107,591	$94,468

Equity:
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized, 719,651,418 and 726,549,453 shares issued and outstanding as of December 31, 2016 and 2017, respectively	720	727
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 305,388,450 and 305,388,450 shares issued and outstanding as of December 31, 2016 and 2017, respectively	305	305
Additional paid-in capital	1,266,592	1,303,117
Accumulated deficit	(536,034)	(646,461)
Accumulated other comprehensive income	6,883	17,116
Equity	738,466	674,804
TOTAL LIABILITIES AND EQUITY	$846,057	$769,272

F- 101

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2015	2016	2017
Selling and marketing	$243	$770	$598
Research and development	780	1,363	1,092
General and administrative	28,811	25,477	33,519

Total operating expenses	29,834	27,610	35,209

Other (loss) income	(528)	307	1,385
Interest income	270	127	223
Interest expenses	(985)	(5,728)	(6,391)
Realized gain on short-term investments	4,102	-	-
(Loss) earnings in equity method investments	(3,516)	(3,968)	9,743
(Loss) gain on disposal of equity method investments	(534)	-	58,335
(Loss) gain on disposal of cost method investments	-	-	37,311
Equity in loss of subsidiaries and variable interest entities	(189,103)	(148,480)	(175,824)

Net loss	$(220,128)	$(185,352)	$(110,427)

Other comprehensive (loss) income, net of tax:
Foreign currency translation	(7,777)	(10,994)	9,585
Net unrealized gain (loss) on available-for-sale investments, net of tax of $nil for the years ended December 31, 2015, 2016 and 2017, respectively	40,695	(18,518)	3,891
Transfer to statements of operations of realized gain on available-for-sale securities, net of tax of $nil for the years ended December 31, 2015, 2016 and 2017, respectively	(3,568)	(729)	(3,243)

Other comprehensive income (loss)	$29,350	$(30,241)	$10,233
Comprehensive loss	$(190,778)	$(215,593)	$(100,194)

F- 102

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2015	2016	2017
Cash flows from operating activities:
Net loss	$(220,128)	$(185,352)	$(110,427)
Equity in income of subsidiaries and variable interest entities	189,103	148,480	175,824
Share-based compensation expense	24,575	23,544	28,016
Gain on disposal of cost method investment	-	-	(37,311)
Exchange loss (gain) on offshore accounts	376	3	(1)
Gain on short-term investments and fair value change of derivatives	(4,102)	-	-
Loss (earnings) in equity method investment	4,050	3,968	(68,078)
Fair value change of liability-classified warrant	-	(105)	(195)

Changes in operating assets and liabilities:
Prepaid expenses and other current assets	2,796	107	(294)
Accrued expenses and other current liabilities	(5,040)	(1,689)	1,902
Other non-current liabilities	966	5,332	5,862
Increase in amounts due from subsidiaries	(128,551)	(65,055)	(27,710)

Net cash used in operating activities	(135,955)	(70,767)	(32,412)

Cash flows from investing activities:
Restricted cash	(15,370)	15,370	-
Decrease in term deposits	139,514	-	-
Proceeds from sale of available-for-sale securities	33,416	-	-
Proceeds from principal return on SoFi Loan Note	984	5,879	-
Proceeds from sale of equity method investment	-	18,460	91,926
Proceeds from sale of cost method investment	-	-	32,726
Capital distribution received from equity method investees	9,854	-	-
Dividend received from available-for-sale securities	137	-	-
Purchase of equity method investment	(172,331)	(1,000)	(500)
Purchase of cost method investment	(300)	-	-

Net cash (used in) provided by investing activities	(4,096)	38,709	124,152

Cash flows from financing activities:
Repurchase of ordinary shares	(10,292)	-	-
Proceeds from exercise of share options	1,231	1,430	262
Proceeds from borrowings	159,260	30,000	-
Restricted cash for debt borrowings	(100,000)	100,000	-
Repayment of borrowings	-	(100,000)	(10,000)
Proceeds from loan from a related party	-	10,692	-

Net cash provided by (used in) financing activities	50,199	42,122	(9,738)

Net (decrease) increase in cash and cash equivalents	(89,852)	10,064	82,002
Cash and cash equivalents at beginning of year	95,485	5,633	15,694
Effect of exchange rate changes	-	(3)	1
Cash and cash equivalents at end of year	$5,633	$15,694	$97,697

F- 103

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

The condensed financial information is provided since the restricted net assets of the Company’s subsidiaries, VIE and VIE’s subsidiaries were $435,999, over 25% of the consolidated net assets of the Company as of December 31, 2017.

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

F- 104