Form 20-F
period 2018-12-31
Renren Inc.
filed 2019-05-15
CIK 1509223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

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
Telephone: +86 10-8448-1818
Email: ir@renren-inc.com
5/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 15 Class A ordinary shares	RENN	The New York Stock Exchange
Class A ordinary shares, par value US$0.001 per share*		The New York Stock Exchange

*	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares (“ADSs”).

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2018, 737,222,448 Class A ordinary shares, par value US$0.001 per share and 305,388,450 Class B ordinary shares, par value US$0.001 per share were outstanding.

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

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.|

Yes ☐  No  ☐

INTRODUCTION

In this annual report, except where the context otherwise requires:

•	“ADSs” refers to our American depositary shares, each of which represents fifteen Class A ordinary shares, par value US$0.001 per share. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the change in the number of ordinary shares represented by each ADS from three to fifteen that became effective on February 6, 2017.

•	“Kaixin” refers to the entity that operates our used automobile business. Prior to April 30, 2019, “Kaixin” refers to Kaixin Auto Group, which was a wholly-owned subsidiary of Renren Inc. From April 30, 2019, “Kaixin” refers to Kaixin Auto Holdings, a company listed on the Nasdaq Stock Market. Kaixin Auto Holdings was formerly CM Seven Star Acquisition Corporation, a blank check company formed for the purpose of entering into a business combination with one or more businesses. Pursuant to a series of transactions that closed on April 30, 2019, Renren Inc. acquired a controlling interest in Kaixin Auto Holdings and Kaixin Auto Holdings acquired 100% ownership of Kaixin Auto Group. We refer to this series of transactions as the “Kaixin Offering.” See “Item 4. Information on the Company—A. History and Development of the Company—Kaixin Offering” for more information.

•	The “PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Hong Kong, Macau and Taiwan.

•	“SaaS” refers to software as a service.

•	“Shares” or “ordinary shares” refer, collectively, to our Class A and Class B ordinary shares, par value US$0.001 per share. Except as otherwise indicated, all share and per share data in this annual report give retroactive effect to the ten-for-one share split that became effective on March 25, 2011.

•	“We,” “us,” “our company,” and “our” refer to Renren Inc. and its subsidiaries, its consolidated affiliated entities, and subsidiaries of its consolidated affiliated entities.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB 6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues and certain cost and expense items;

•	the expected growth of the used automobile business in China;

•	our expectations regarding our SaaS businesses and our other operations in the United States;

•	our expectations regarding demand for and market acceptance of our services;

•	changes in technology affecting our business, and our company’s responses to these changes;

•	our plans to enhance our user experience, infrastructure and service offerings;

•	competition in our industry in China;

•	the performance of our strategic and financial investments; and

•	relevant government policies and regulations relating to our industry.

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

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2014 and 2015 and our selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report, except for the impact of retrospective adjustments for 56.com, our online video business, which we ceased to control on December 1, 2014, our online games business, which we ceased to control on March 31, 2016, Oak Pacific Investment, our wholly-owned subsidiary, which we ceased to control on June 22, 2018 and renren.com, our social network platform, which we ceased to control on December 28, 2018, all of which have been classified as discontinued operations.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5—Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Due to the retrospective adjustments, our results of operations for the years ended December 31, 2014 and 2015 and financial position as of December 31, 2014 and 2015 are not directly comparable to the financial data reported in our previously filed annual reports.

Our historical results do not necessarily indicate results expected for any future periods.

	Years ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of US$, except for share, per share and per ADS data)
Summary Consolidated Statement of Operations Data:
Net revenues	$41,049	$30,903	$47,481	$174,624	$498,198
Cost of revenues	17,421	26,792	40,577	163,314	476,468
Gross profit	23,628	4,111	6,904	11,310	21,730
Operating expenses(1):
Selling and marketing	29,018	23,576	13,932	20,070	34,562
Research and development	18,227	13,012	7,542	17,435	26,349
General and administrative	46,299	45,117	39,406	51,494	71,094
Gain on disposal of property and equipment	—	—	—	—	(25,928)
Impairment of goodwill	46,864	—	—	—	29,055
Total operating expenses	140,408	81,705	60,880	88,999	135,132
Loss from operations	116,780	77,594	53,976	77,689	113,402
Other (expenses) income	(3,633)	(953)	8,336	2,656	(2,014)
Fair value change of contingent consideration	—	—	—	(2,601)	(29,604)
Interest income	8,442	1,728	832	1,988	5,760
Interest expense	—	(1,075)	(7,107)	(4,322)	(5,103)
Realized gain (loss) on short-term investments	167,227	3,211	595	(100)	—
Realized gain (loss) on disposal of long-term investments	—	—	—	37,311	(2,141)
Impairment of short-term investments	—	—	—	—	—
Impairment of long-term investments	—	—	(1,484)	—	—
Income (loss) before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	55,257	(74,682)	(52,804)	(42,757)	(146,504)
Income tax benefit (expenses)	(6,517)	(4,066)	(2,470)	(4,479)	(9,850)

	Years ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of US$, except for share, per share and per ADS data)
Income (loss) before earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	48,740	(78,748)	(55,274)	(47,236)	(156,354)
Earnings (loss) in equity method investments, net of income taxes	50,008	4,549	(7,840)	55,985	(2,463)
Income (loss) from continuing operations	98,748	(74,199)	(63,114)	8,749	(158,817)
Loss from the operations of the discontinued operations, net of income taxes	(96,152)	(147,458)	(130,548)	(119,252)	(18,799)
Gain on deconsolidation of the subsidiaries, net of income taxes	489	—	8,310	—	242,097
Gain on disposal of equity method investment, net of income taxes	56,993	—	—	—	—
(Loss) income from discontinued operations, net of income taxes	(38,670)	(147,458)	(122,238)	(119,252)	223,298
Net income (loss)	60,078	(221,657)	(185,352)	(110,503)	64,481
Net loss attributable to the noncontrolling interest	382	1,529	—	76	8,059
Net income (loss) from continuing operations attributable to Renren Inc.	99,130	(72,670)	(63,114)	8,825	(150,758)
Net (loss) income from discontinued operations attributable to Renren Inc.	(38,670)	(147,458)	(122,238)	(119,252)	223, 298
Net income (loss) attributable to Renren Inc.	$60,460	$(220,128)	$(185,352)	$(110,427)	72,540
Net income (loss) per share:
Net income (loss) per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$0.09	$(0.07)	$(0.06)	$0.01	$(0.15)
Diluted	$0.09	$(0.07)	$(0.06)	$0.01	$(0.15)
Net (loss) income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	$(0.04)	$(0.14)	$(0.12)	$(0.12)	$0.22
Diluted	$(0.04)	$(0.14)	$(0.12)	$(0.12)	$0.20
Net income (loss) per share attributable to Renren Inc. shareholders:
Basic	$0.06	$(0.22)	$(0.18)	$(0.11)	$0.07
Diluted	$0.06	$(0.22)	$(0.18)	$(0.11)	$0.07
Net income (loss) attributable to Renren Inc. shareholders per ADS(2):
Basic	$0.86	$(3.24)	$(2.72)	$(1.61)	$1.05
Diluted	$0.85	$(3.24)	$(2.72)	$(1.61)	$1.05
Weighted average number of shares used in calculating net (loss) income per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,059,446,436	1,019,378,556	1,022,664,396	1,028,537,406	1,036,421,063
Diluted	1,067,631,709	1,019,378,556	1,022,664,396	1,029,736,939	1,036,421,063
Weighted average number of shares used in calculating net (loss) income per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,059,446,436	1,019,378,556	1,022,664,396	1,028,537,406	1,036,421,063
Diluted	1,067,631,709	1,027,236,202	1,022,664,396	1,028,537,406	1,095,805,917

(1)	Including share-based compensation expenses as set forth below:

(2)	Each ADS represents 15 Class A ordinary shares.

	Years ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of US$)
Allocation of Share-based Compensation Expenses:
Selling and marketing	193	243	770	598	1,927
Research and development	916	781	1,363	1,092	1,142
General and administrative	18,983	25,481	21,411	26,326	28,534
	20,092	26,505	23,544	28,016	31,603
Expenses from the discontinued operations	3,512	1,736	─	─	─
Total share-based compensation expenses	$23,604	$28,241	$23,544	$28,016	31,603

	As of December 31,
	2014	2015	2016	2017	2018
	(in thousands of US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$166,652	$56,226	$79,370	$125,199	$15,333
Term deposits	494,065	—	—	—	—
Restricted cash	—	122,316	30,390	47,253	5,818
Short-term investments	29,384	2,619	410	—	—
Accounts receivable, net	11,599	4,044	4,702	6,098	2,584
Financing receivable, net	6,285	144,457	301,773	125,478	3,486
Total current assets	763,203	403,938	450,813	468,005	156,762
Total assets	1,149,153	1,267,833	1,176,844	1,194,164	437,193
Total current liabilities	46,044	208,751	270,223	370,547	127,514
Total liabilities	46,774	338,445	438,378	485,418	256,255
Total equity	$1,102,379	$929,388	$738,466	$708,746	$180,938

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have a history of losses from operations, and we may continue to incur losses in the future.

We have made significant changes to our business scope in recent years. The portfolio of services we offer has evolved from social networking services, or SNS, historically the core of our company’s business, to include a used automobile business, a SaaS business and other new initiatives. We have also disposed of existing businesses in order to focus on new business opportunities. In the year ended December 31, 2018, approximately 93.8% of our net revenues were derived from our used automobile sales business. The profitability of our new initiatives has yet to be proven. Our total net revenues increased from US$47.5 million in 2016 to US$174.6 million in 2017 and US$498.2 million in 2018, and losses from continuing operations fluctuated from US$63.1 million in 2016 to income of US$8.7 million in 2017 and losses of US$158.8 million in 2018.

Kaixin, the entity which operates our used automobile sales business, has not been profitable since its inception and had an accumulated deficit of approximately US$146.1 million as of December 31, 2018. Kaixin incurred net losses from continuing operations of US$16.0 million, US$30.5 million and US$88.9 million in 2016, 2017 and 2018, respectively. We expect to make significant investments to further develop and expand Kaixin’s business and these investments may not result in increased revenues or growth on a timely basis or at all. Furthermore, as a public company, Kaixin will incur significant legal, accounting and other expenses that Kaixin did not incur as a subsidiary of a listed company. As a result of these increased expenditures, Kaixin will have to generate and sustain increased revenues to achieve and maintain profitability. Because Kaixin generates approximately 86.6% of our revenues, any risks that would affect Kaixin’s business would also affect our financial condition and results of operations.

We expect that Kaixin will continue to incur losses at least in the near term as Kaixin invests in and strives to grow its business. Kaixin may also incur significant losses in the future for a number of reasons, including possible changes in general economic conditions and regulatory environment, slowing demand for used automobiles and its related products and services, increasing competition, weakness in the automotive retail industry generally, as well as other risks described in this annual report, and Kaixin may encounter unforeseen expenses, difficulties, complications and delays in generating revenues or profitability. If growth in its revenues slows, Kaixin may not be able to reduce costs in a timely manner. In addition, if Kaixin reduces variable costs to respond to losses, this may limit its ability to acquire customers and grow its revenues. Accordingly, Kaixin may not achieve or maintain profitability and may continue to incur significant losses in the future.

Expansion into new businesses may present operating and marketing challenges that are different from those that we currently encounter, and we cannot assure you that our new business initiatives will be successful enough to justify the time, effort and resources that we devote to them. If our used automobile business does not continue to grow as rapidly as we hope or if we cannot control costs effectively as the business grows, we may not be able to achieve profitability.

We have a limited operating history in the automobile sales business. Our historical financial and operating performance may not be indicative of, or comparable to, our future prospects and results of operations.

Although we formed Kaixin in 2011, it has changed its business model significantly since its initial launch. Kaixin began as primarily an internet-based financing business and has developed into a used automobile retailer with strong online and offline presence. As a result, Kaixin’s business model has not been fully proven, and we have only a limited operating history with its new business model against which to evaluate its business and future prospects, which subjects us to a number of uncertainties. Furthermore, we intend to continue to expand Kaixin’s dealership network, and such growth may make financial information for future periods less comparable to prior periods. Accordingly, our historical financial results should not be considered indicative of our future performance and may be less comparable to financial results for future periods.

Additionally, we have limited experience in most aspects of Kaixin’s business operations, including online/offline auto sales operations, financing facilitation and other value-added services and the development of long-term relationships with platform participants, such as dealers, financial institutions and car buyers. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including achieving market acceptance of Kaixin’s platform, attracting and retaining customers, expanding Kaixin’s partnerships and the scope of its platform, increasing competition, and increasing expenses as Kaixin continues to grow its business. We cannot assure you that we will be successful in addressing these and other challenges we may face in the future, and if we do not manage these risks successfully, our business may be adversely affected. In addition, we may not achieve sufficient revenues to achieve or maintain positive cash flow from operations or profitability in any given period. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

The laws and regulations governing the auto industry in the PRC are still at a nascent stage and subject to further changes and interpretation. As the market, the regulatory environment and other conditions evolve, Kaixin’s existing solutions and services may not continue to deliver the expected business results. As its business develops and responds to competition, Kaixin may continue to introduce new services, make adjustments to its existing services, business model or operations in general. Kaixin’s ability to retain dealerships, financial institutions, customers and other platform participants and to attract new platform participants are also critical to its business. Any significant change to its business model or failure to achieve the intended business results may have a material and adverse impact on Kaixin’s financial condition and results of operations. Therefore, it may be difficult to effectively assess our future prospects.

We no longer own 100% of the equity interest in our used automobile sales business, and our equity interest in the business may be further reduced.

Kaixin, the entity which operates our used automobile sales business, was responsible for approximately 93.8% of our net revenues in 2018, and is likely to remain responsible for the vast majority of our net revenues for the foreseeable future. Pursuant to a series of transactions that closed on April 30, 2019, our equity interest in Kaixin was reduced below 100%. We refer to this series of transactions as the “Kaixin Offering.” See “Item 4. Information on the Company—A. History and Development of the Company—Kaixin Offering” for more information on our shareholding in Kaixin, which is subject to earnout provisions and other contingencies.

Kaixin has reserved approximately 4.7 million ordinary shares for issuance under its equity incentive plan. If all of the currently outstanding grants plus any future grants permitted under this equity incentive plan were exercised, our equity interest in Kaixin will be further reduced to 64.0%, assuming no other changes to Kaixin’s shareholding structure.

Furthermore, under the equity purchase agreements pursuant to which Kaixin has acquired majority control of its dealerships and certain after-sale partners, Kaixin is obligated to make certain payments of its ordinary shares over a six-year period to sellers who have retained a minority interest in the special purpose holding entity of those dealerships and after-sale service centers. In connection with the Kaixin Offering, Renren has agreed to bear the obligation to make these payments and indemnify Kaixin for related liabilities. As of December 31, 2018, Kaixin carried short-term and long-term contingent consideration with a fair value amounting to US$105.7 million. The transfer of Kaixin ordinary shares by Renren to these minority owners of these special purpose holding entities in satisfaction of this contingent consideration would further reduce our ownership interest in Kaixin. Kaixin may enter into similar agreements in the future with owners of dealerships in connection with the expansion of its business, which could further reduce our ownership interest in Kaixin. For additional information, please see “Item 4.B—Business Overview—Certain Legal Arrangements—Legal Arrangements with Dealerships and After-Sale Partners” and note 5 to the accompanying financial statements.

Under the terms of the business combination agreement, Renren is entitled to receive up to an additional 19.5 million ordinary shares of Kaixin depending on Kaixin’s financial performance for the years ended 2019 and 2020. However, there is no guarantee that Renren will receive any of these shares.

While we expect that we will continue to consolidate Kaixin in our financial statements, such that we would recognize all of Kaixin’s revenues and expenses, net income attributable to Renren Inc. may be materially less than our net income due to the various minority interests in Kaixin. If Kaixin engages in additional capital raising transactions, our ownership interest may be further reduced. The more that our ownership interest in Kaixin is reduced, the less that holders of Renren ordinary shares and Renren ADSs may benefit from any growth in Kaixin.

Kaixin’s recent, rapid growth may not be indicative of its future growth and, if it continues to grow rapidly, it may not be able to manage its growth effectively.

Kaixin’s net revenues grew from US$20.8 million in 2016 to US$116.6 million in 2017 and US$431.4 million in 2018. We expect that, in the future, even if Kaixin’s revenues increase, its rate of revenue growth may decline. In any event, Kaixin will not be able to grow as fast or at all if it does not:

•	increase the number of users on its mobile apps and websites and increase the number of customers of its used auto sales business;

•	further improve the quality of its product and service offerings, features and complementary products and services, and introduce high quality new products, services and features;

•	introduce additional third-party products and services; or

•	acquire sufficient appropriate inventory at an attractive cost and high quality to meet the increasing demand for its vehicles.

There can be no assurance that Kaixin will meet these objectives. Kaixin expects to continue to expend substantial financial and other resources on:

•	marketing and advertising;

•	expansion of its vehicle inventory; and

•	general administration, including legal, accounting and other compliance expenses.

Kaixin’s historical rapid growth has placed and may continue to place significant demands on its management and its operational and financial resources, as Kaixin experiences further growth in the number of users of its platform as well as the amount of data that Kaixin analyzes. Kaixin has hired and expects to continue to hire additional personnel to support its rapid growth. Kaixin’s organizational structure is becoming more complex as Kaixin adds staff, and it will need to improve its operational, financial and management controls as well as its reporting systems and procedures. Kaixin will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining its corporate culture of rapid innovation, teamwork and attention to the car buying experience for the consumer. If we cannot manage Kaixin’s growth effectively to maintain the quality and efficiency of its customers’ car buying experience and the quality of the vehicles it sells, our business could be harmed and our results of operations and financial condition could be materially and adversely affected.

Kaixin’s business has grown rapidly as additional customers have purchased used automobiles and complementary products and services through its platform. However, Kaixin’s business is relatively new and has operated at substantial scale for only a limited period of time. Given this limited history, it is difficult to predict whether we will be able to maintain or grow Kaixin’s business. We also expect that Kaixin’s business will evolve in ways that may be difficult to predict. For example, over time the investments intended to drive new customer traffic to its website may be less productive than expected. In the event of this or any other adverse developments, our continued success will depend on our ability to successfully adjust Kaixin’s strategy to meet changing market dynamics. If we is unable to do so, our business could be harmed and our results of operations and financial condition could be materially and adversely affected.

Kaixin’s dealerships conduct many aspects of its business, and Kaixin faces risks associated with its dealerships, their employees and other personnel.

We have a network of 14 dealerships across China, all of which are operated by Kaixin. Kaixin relies on its dealerships to conduct significant aspects of its business. Our control over these dealerships may not be as effective as if we fully owned these partners’ businesses, which could potentially make it difficult for us to manage them.

Kaixin’s dealerships and their employees directly interact with consumers, other dealerships and other platform participants, and their performance directly affects Kaixin’s reputation and brand image. If Kaixin’s service personnel or those of its dealerships fail to satisfy the needs of consumers, respond effectively to their complaints, or provide services to their satisfaction, its reputation and the loyalty of its customers could be negatively affected. As a result, Kaixin may lose customers or experience a decrease in business volume, which could have a material adverse effect on its business, financial condition and results of operations. Kaixin does not directly supervise the services provided by its dealerships and their personnel and may not be able to successfully maintain and improve the quality of their services. Dealerships may also fail to implement sufficient control over their sales, maintenance and other personnel. In addition, Kaixin has developed an affiliated network dealer model pursuant to which Kaixin sources and markets used automobiles in its dealerships under profit-sharing arrangements with third parties who provide these vehicles to it. Kaixin has little control over the actions of these Kaixin affiliated network dealers, and their failure to comply with laws or ethical business practices may harm Kaixin’s reputation or results of operations. As a result of the conduct of dealerships or Kaixin affiliated network dealers, Kaixin may suffer financial losses, incur liabilities and suffer reputational damage. In addition, while violation of laws and regulations by dealerships and Kaixin affiliated network dealers has not led to any material claims against Kaixin in the past, there can be no assurance that such a claim will not arise in the future which may harm Kaixin’s brand or reputation or have other adverse impacts.

In August 2018, a notice from the Shandong Luokou police bureau was placed at the location of our Ji’nan dealership. This notice stated that there is an ongoing investigation concerning the dealership premises, and relevant persons must cooperate with the investigation. We understands that the investigation concerns an individual who holds 30% of the Ji’nan dealership’s equity interests, and not the Ji’nan dealership itself. However, because of the co-location of certain business and assets by the Ji’nan dealership and its 30% minority shareholder, further, we have determined that it is more likely than not that we cannot enforce the realization of inventory value and that suppliers to the Ji’nan dealership are unable to fulfill their contract obligations by either delivering vehicles or returning money to Kaixin due to the ongoing investigation, Kaixin had written off all inventory and advances to suppliers of the Ji’nan dealership, which totaled US$5.7 million and US$16.1 million respectively in 2018. This dealership has ceased operations pending the resolution of the legal proceedings and the 14 dealerships in our network does not include the Ji’nan dealership. Kaixin transferred the equity interests in the Ji’nan dealership and the related assets to a wholly-owned subsidiary of Renren in December 2018. In addition, government proceedings and litigation, as well as negative publicity surrounding this incident, could divert management attention and adversely affect our operating results. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information.

Further, suspension or termination of a dealership’s or a dealership outlet’s services in a particular geographic area may cause interruption to or failure in Kaixin’s services in that area. A dealership operator may suspend or terminate his or her services or cooperation with Kaixin for various reasons, including for other than third-party reasons or force majeure. In addition, although this could contravene Kaixin’s agreements with them, due to the intense competition in its industry, existing dealerships may also choose to discontinue their cooperation with Kaixin and work with its competitors instead. Kaixin may not be able to promptly replace its dealerships or find alternative ways serve their geographic areas in a timely, reliable and cost-effective manner, or at all. As a result of any service disruptions associated with dealerships, customer satisfaction, brand, reputation, operations and financial performance may be materially and adversely affected.

Kaixin may not be able to successfully expand or maintain its network of dealerships.

As of December 31, 2018, Kaixin had a network of 14 dealerships. Kaixin’s dealership network is a foundation of its platform, and Kaixin relies on its dealerships in providing services to car buyers and financial institutions. Kaixin plans to expand its dealership network as its business grows. As China is a large and diverse market, business practices and demands may vary significantly by region and Kaixin’s experience in the markets in which it currently operates may not be applicable in other parts of China. As a result, Kaixin may not be able to leverage its experience to expand its dealership network into other parts of China. Furthermore, Kaixin’s efforts to expand into new geographical markets and attract new dealers to its platform may impose considerable burden on its sales, marketing and general managerial resources. If Kaixin is unable to manage its expansion efforts effectively, if Kaixin’s expansion efforts take longer than planned or if costs for these efforts exceed Kaixin’s expectations, our results of operations may be materially and adversely affected.

Further, Kaixin may have difficulties managing its relationships with its dealership operators once they have earned the share payouts to which they are entitled to pursuant to Kaixin’s equity purchase agreements, in which they are entitled to payment of consideration in Kaixin’s ordinary shares based on the dealerships’ performance over five 12-month performance benchmark periods. Following the completion of these performance benchmark periods, Kaixin may need to enter into new arrangements with its dealership operators in order to strengthen its relationships with them and incentivize their performance or begin to directly operate its dealerships, notwithstanding Kaixin’s ownership and operational control over its dealerships. For additional information, please see “Item 4.B—Business Overview—Certain Legal Arrangements—Legal Arrangements with Dealerships and After-Sale Partners.”

Other dealers with which Kaixin’s dealerships collaborate in the future could take actions that could harm Kaixin’s business and that of its dealerships.

In the future, Kaixin may permit its dealership operators to develop and operate other dealership outlets in their defined geographic areas. Accordingly, certain dealership operators may elect to cooperate with third parties to develop and operate dealership outlets in the geographic area covered by the relevant agreement. Kaixin’s existing dealership agreements contractually obligate dealerships to operate in accordance with specified standards, including synchronization of their operations with the wider Kaixin platform and integration with its Dealer SaaS system. However, Kaixin may not be a party to any agreements between its dealership operators and their third-party partners. As a result, Kaixin would be dependent upon dealership operators to enforce these standards with respect to these additional dealerships and more broadly, to ensure their success. As a result, the ultimate success and quality of any additional location would depend on the dealership operators. If any such additional dealership outlets do not successfully operate in a manner consistent with required standards, their performance, the performance of its dealerships and ultimately, the performance of Kaixin could be adversely affected and Kaixin’s brand image and reputation may be harmed, which could materially and adversely affect Kaixin’s business and operating results.

Any difficulties in identifying, consummating and integrating acquisitions, investments or alliances may expose Kaixin to potential risks and have an adverse effect on its business, results of operations or financial condition.

Kaixin has in the past made and may in the future seek to make acquisitions and investments and enter into strategic alliances to further expand its business. If it is presented with appropriate opportunities, Kaixin may acquire additional businesses, services, resources, or assets, including auto dealerships, that are accretive to its core business. There can be no assurance that Kaixin will always be able to complete such acquisitions successfully or on terms acceptable to it. Integration of entities or assets that Kaixin acquires into its business may not be successful and may prevent Kaixin from expanding into new services, customer segments or operating locations. This could significantly affect the expected benefits of these acquisitions. Moreover, the integration of any acquired entities or assets into Kaixin’s operations could require significant attention from its management. The diversion of the attention of Kaixin’s management and any difficulties encountered in any integration process could have an adverse effect on its ability to manage its business.

Kaixin’s possible future acquisitions of auto dealerships, other acquisitions, investments or strategic alliances may also expose it to other potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from its existing businesses and technologies, its inability to generate sufficient revenues to offset the costs, expenses of acquisitions and potential loss of, or harm to, relationships with dealerships, employees, customers as a result of its integration of new businesses. In addition, Kaixin may recognize impairment losses on goodwill arising from its acquisitions. The occurrence of any of these events could have a material and adverse effect on Kaixin’s ability to manage its business, its financial condition and our results of operations.

The quality of the premium used automobiles Kaixin offers is critical to the success of its business.

Kaixin offers a wide selection of premium used automobiles for sale at its dealerships. Kaixin has implemented high standards for the used automobile inventory it offers for sale and only offers for sale vehicles that are able to pass its thorough inspection process consisting of over 140 steps. Kaixin does not offer for sale vehicles which are in poor condition, have a history of accidents, water or fire damage and extensive mileage, or other unacceptable attributes. However, there can be no assurance that these inspections and other measures will be effective, and there is a risk that the automobiles offered for sale on Kaixin’s platform could have defects. As a result, Kaixin and its dealerships are exposed to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against Kaixin or its dealerships as a result of the sale of such products.

In addition, Kaixin developed a Kaixin affiliated network dealer model in 2018, pursuant to which it sources and markets used automobiles at dealerships under profit-sharing arrangements with third parties who provide these vehicles. Although Kaixin screens and recondition these vehicles according to the same procedures as its other used vehicles, Kaixin may have less control of the inventory sourced through this model and faces risks relating to the activities of Kaixin affiliated network dealers with whom it cooperates. Any defects in the used or new cars Kaixin offers for sale, whether or not they are actually sold to customers, could have a material and adverse impact on Kaixin’s reputation, results of operation and financial condition.

Kaixin’s success depends upon the continued contributions of its salespeople.

Kaixin’s salespeople, who are primarily employed by its dealerships, are a driving force behind its success. Kaixin believes that one factor that distinguishes it is its culture centered on valuing all salespeople. Any failure to maintain this culture or to continue recruiting, developing and retaining the salespeople that drive Kaixin’s success could have a material adverse effect on its business, sales and results of operations. Kaixin also faces risks related to the loyalty of its salespeople. Referrals of leads by salespeople to friends or others in side deals is a common phenomenon in its industry in China, and if Kaixin’s salespeople seek to profit themselves personally at Kaixin’s expense, this could hurt its business and results of operations. Kaixin’s ability to recruit salespeople while controlling related costs is subject to numerous external and internal factors, including unemployment levels, prevailing wage rates, growth plans, changes in employment legislation, and competition for qualified employees in the industry and regions in which Kaixin operates. This competition is especially fierce for qualified service technicians. Kaixin’s ability to recruit salespeople while controlling related costs is also subject to its ability to maintain positive employee relations. If Kaixin is unable to do so, or if, despite its efforts, becomes subject to successful unionization efforts, it could increase costs, limit Kaixin’s ability to respond to competitive threats and have a material adverse effect on its business, sales and results of operations.

Kaixin’s success also depends upon the continued contributions of its dealership, regional and corporate management teams. Consequently, the loss of the services of any of key personnel could have a material adverse effect on Kaixin’s business, sales and results of operations. In addition, an inability to build its management bench strength to support growth could have a material adverse effect on Kaixin’s business and sales and our results of operations.

Kaixin relies on a limited number of financial institutions to fund the consumer auto financing transactions it facilitates, and any adverse change in its relationships with such financial institutions may materially and adversely impact Kaixin’s business and results of operations.

Kaixin relies on a limited number of financial institutions to fund financing transactions to car buyers. Loans from Ping An Bank, Shanghai Branch accounted for substantially all of the loans it facilitated to consumers through Kaixin’s consumer auto loan financing facilitation business in 2017 and 2018. Kaixin has also entered into an agreement with another major PRC financial institution and anticipates that financing from such institution will comprise a substantial proportion of the financing facilitated by Kaixin’s platform in the future. The availability of funding from financial institutions depends on many factors, some of which are out of Kaixin’s control. Financial institutions may find Kaixin’s services to be ineffective, or its service fees to be expensive. Customers who enter into financing arrangements may fail to effectively pledge their purchased cars as collateral in connection with the financing arrangements. In addition, delinquencies by Kaixin’s customers may also lead financing partners to limit or terminate their relationships with it. For further information as to Kaixin’s arrangements with these financial institutions, see “Item 4.B—Business Overview—Certain Legal Arrangements—Legal Arrangements with Financial Institutions.” There can be no assurance that Kaixin will be able to rely on such funding arrangements in the future or that it would be able to replace one of its financing partners in the event they ceased their relationship with it. Although Kaixin continues to identify new financial institutions to collaborate with, there can be no assurance that the financial institutions it collaborates with will become increasingly diversified in the future. Given Kaixin’s current dependence on a few financial institutions, if its relationship with any such institution or their channel partners deteriorates, if any such financial institution determines not to collaborate with Kaixin or limits the funding that is available for financing transactions facilitated by Kaixin, or if any such financial institution encounters liquidity issues in general, Kaixin’s business and financial condition and our results of operations may be materially and adversely affected.

Further, Ping An Bank, Shanghai Branch and other financing institutions can significantly influence the terms of Kaixin’s consumer auto finance loans, including the interest rates, term and collateral provisions, and Kaixin has little influence over these terms. In order to maintain and foster its cooperation with Ping An Bank, Shanghai Branch and other financing institutions, Kaixin may have to accommodate demands that they may impose on it in the future. Such demands and requirements may increase costs to Kaixin, weaken its connection with customers, or even be disruptive to its existing auto loan financing facilitation business. In addition, Ping An Bank, Shanghai Branch and other financing institutions also cooperate with certain of Kaixin’s competitors and, as a result, may have interests which are adverse or in conflict with Kaixin’s, which could harm Kaixin’s business and materially and adversely affect our results of operations.

In addition, Kaixin’s ability to collaborate with financial institutions may become subject to new regulatory limitations, as the laws and regulations governing the automotive finance industry in the PRC continue to evolve. In the event there is a sudden or unexpected shortage of funds from financial institutions Kaixin collaborates with or if they experience disruption to their operations for any reason, Kaixin’s ability to serve car buyers will be adversely affected. Kaixin may from time to time experience constraints as to the availability of funds from financial institutions, especially as its business continues to grow and the need for funding increases. Such constraints may affect user experience, including by limiting the approval of customers’ credit applications. Such limitations may also restrain the growth of Kaixin’s business. Any prolonged constraint as to the availability of funds from financial institutions may also harm Kaixin’s reputation or result in negative perception of the services it offers, thereby decreasing the willingness of prospective car buyers to seek automotive financing solutions offered by its partners or the willingness of dealers and other platform participants to collaborate with Kaixin.

Kaixin may need additional capital to pursue its business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to Kaixin, or at all.

For most of its history since its inception, we have supported Kaixin’s operations, the expansion of its dealerships and the growth of its business. Kaixin has also raised capital through its own efforts. In the past, Kaixin completed two issuances of asset-backed securities on the Shanghai Stock Exchange that were backed by Kaixin’s finance lease assets. Recently, Kaixin raised approximately US$30.9 million from third-party sources in the Kaixin Offering, which closed on April 30, 2019. As Kaixin intends to continue to make investments to support the growth of its business, it may require additional capital to pursue its business objectives and respond to business opportunities, challenges or unforeseen circumstances, including increasing the number of cars it sells, developing new solutions and services, increasing its sales and marketing expenditures to improve brand awareness and engage car buyers through expanded online channels, enhancing Kaixin’s operating infrastructure and acquiring complementary businesses and technologies. However, additional funds may not be available when Kaixin needs them, on terms that are acceptable to it, or at all.

We have significant credit exposure to a related party.

Approximately 21.5% of our total assets is comprised of a note that was issued to Renren by Oak Pacific Investment in June 2018. The principal amount of the note was US$90,000,000, the interest rate was 8% per year, and the term was the earlier of five years and the date upon which Oak Pacific Investment and its subsidiaries no longer hold any shares of Social Finance Inc. In March 2019, the interest rate was increased to 8.5% per year in connection with a refinancing of Oak Pacific Investment’s debt obligations. The amount current owed to us under the note is approximately US$93.9 million. This note is junior to certain other notes issued by Oak Pacific Investment.

Oak Pacific Investment was formerly our wholly-owned subsidiary and is now a privately held company. Our chief executive officer Joseph Chen, our chief operating officer James Jian Liu and our chief financial officer Thomas Ren each hold the same position in Oak Pacific Investment. Mr. Chen is also the second largest shareholder in Oak Pacific Investment. Oak Pacific Investment holds a large portfolio of shares in a variety of early-stage and late-stage pre-IPO companies that we had previously owned and managed. In June 2018, we disposed of Oak Pacific Investment in a series of transactions. See “Item 4. Information on the Company—A. History and Development of the Company—The OPI Transaction” for more information.

If Oak Pacific Investment is unable to repay the note when it comes due, our financial position would be materially adversely affected.

If Kaixin incurs debt to raise capital, repayment of debt may divert a substantial portion of cash flow to repay principal and service interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and Kaixin may suffer default and foreclosure on its assets if Kaixin’s operating cash flow is insufficient to service debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit Kaixin’s sources of financing. Volatility in the credit markets may also have an adverse effect on Kaixin’s ability to obtain debt financing. If Kaixin raises additional funds through further issuances of equity or convertible debt securities, our ownership interest in Kaixin could suffer significant dilution, and any new equity securities Kaixin issues could have rights, preferences and privileges superior to ours.

If Kaixin is unable to obtain adequate financing or financing on terms satisfactory to it when Kaixin requires it, Kaixin’s ability to continue to pursue its business objectives, fund its dealerships and respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and its business, financial condition, results of operations and prospects could be adversely affected.

Kaixin operates in a highly competitive industry. Failure to develop and execute strategies to maintain its market position and to adapt to the increasing use of the internet to market, buy, sell and finance used vehicles could adversely affect its business, sales and results of operations.

Automotive retailing is a highly competitive and highly fragmented industry in China. Kaixin’s competition includes publicly and privately owned used and new car dealers and online and mobile sales platforms, as well as millions of private individuals. Competitors buy and sell the same or similar makes of vehicles that Kaixin offers in the same or similar markets at competitive prices.

Retail Competition. Some of Kaixin’s competitors have announced plans for rapid expansion, including into markets with Kaixin locations, and some of them have begun to execute those plans. If Kaixin fails to respond effectively to its retail competitors, it could have a material adverse effect on Kaixin’s business, sales and results of operations.

Online Sales and Facilitation. Although mobile apps and online marketing are important to Kaixin’s own business model, the increasing use of the internet to market, buy and sell used vehicles and to provide vehicle financing could have a material adverse effect on Kaixin’s sales and results of operations. Emerging competitors using online focused business models, both for direct sales and consumer-to-consumer facilitation, could materially impact Kaixin’s current business model. The online availability of used vehicle information from other sources, including pricing information, could make it more difficult for Kaixin to differentiate its customer offerings from competitors’ offerings, could result in lower-than-expected retail margins, and could have a material adverse effect on Kaixin’s business, sales and results of operations. In addition, Kaixin’s competitive standing is affected by companies, including search engines and online classified sites, that are not direct competitors but that may direct online traffic to the websites of competing automotive retailers. The increasing activities of these companies could make it more difficult for Kaixin to attract users to its mobile app. These companies could also make it more difficult for Kaixin to otherwise market its vehicles online.

The increasing use of the internet to facilitate consumers’ purchases and sales of their current vehicles could have a material adverse effect on Kaixin’s ability to source vehicles, which in turn could have a material adverse effect on its vehicle acquisition costs and results of operations. For example, certain websites provide online appraisal tools to consumers that generate offers and facilitate purchases by dealers other than Kaixin.

In addition to the direct competition and increasing use of the internet described above, there are companies that sell software and data solutions to used and new car dealers to enable those dealers to, among other things, more efficiently source and price inventory. Although these companies do not compete with Kaixin, the increasing use of such products by dealers who compete with Kaixin could reduce the relative competitive advantage of Kaixin’s internally developed proprietary systems.

If Kaixin fails to respond effectively to competitive pressures or to changes in the used vehicle marketplace, it could have a material adverse effect on Kaixin’s business, sales and results of operations.

Kaixin operates in an evolving and fast-changing market.

The automotive retail market, including the consumer automotive finance market, in the PRC is highly dynamic and at an early stage of development. While it has undergone significant growth in the past few years, there is no assurance that it can continue to grow as rapidly. As part of its business, Kaixin offers retail auto sales of premium used vehicles, financing, including consumer loans provided by its financing partners, automobile insurance providers and value-added services to various participants in the automotive transaction value chain, including dealers, financial institutions, car buyers, service providers and other industry participants. Helping more industry participants recognize the value of Kaixin’s services in a rapidly evolving market is critical to increasing the number and amount of used automobiles and other transactions Kaixin completes and to the success of its business.

You should consider Kaixin’s business and prospects in light of the risks and challenges it encounters or may encounter given the rapidly-evolving market in which it operates and its limited operating history. These risks and challenges include Kaixin’s ability to, among other things:

•	source, market and sell used and new cars in substantial volumes and on favorable terms;

•	effectively manage and expand its network of dealerships;

•	facilitate automotive financing to a growing number of car buyers;

•	maintain and enhance its relationships and business collaboration with dealers, financial institutions and other platform participants;

•	charge competitive service fees to platform participants while driving the growth and profitability of its business;

•	improve its operational efficiency;

•	attract, retain and motivate talented employees, particularly sales and marketing and technology personnel to support its business growth;

•	adapt to technological change, such as the development of autonomous vehicles, new products and services, new business models and new methods of travel;

•	enhance its technology infrastructure to support the growth of its business and maintain the security of its system and the confidentiality of the information provided and collected across its system;

•	navigate economic conditions and fluctuations;

•	implement its business strategies, including the offering of new services; and

•	defend itself against legal and regulatory actions, such as actions involving intellectual property or data privacy claims.

If Kaixin is unable to adapt to any of these factors in its rapidly evolving market, its business and performance and our results of operations could suffer.

Kaixin’s success depends on its ability to attract prospective car buyers.

The growth of Kaixin’s business depends on its ability to attract prospective car buyers. Kaixin primarily purchases car models that are reliable, reasonably priced and, based on its insights as to car buyers, feedback from registered dealers and market analysis as to perception and demand for such models, will appeal to car buyers in lower-tier cities. Kaixin prices cars based on its insights derived from automotive transaction data associated with the facilitation of automotive financing solutions as well as data from other automotive transactions. Kaixin has limited experience in the purchase of cars for sale, and there is no assurance that Kaixin will be able to do so effectively. Demand for the type of cars that Kaixin purchases can change significantly between the time the cars are purchased and the date of sale. In addition, the models offered by Kaixin’s dealerships may not be popular among prospective car buyers, which could materially and adversely affect Kaixin’s business, results of operations and financial condition. Demand may be affected by new car launches, changes in the pricing of such cars, defects, changes in consumer preference and other factors. Kaixin may also need to adopt more aggressive pricing strategies for the cars it purchases than originally anticipated to stoke consumer demand. Kaixin faces inventory risk in connection with the cars purchased, including the risk of inventory obsolescence, decline in value, and significant inventory write-downs or write-offs. If Kaixin were to adopt more aggressive pricing strategies, its profit margin may be negatively affected as well. Kaixin may also face increasing costs associated with the storage of inventory. Any of the above may materially and adversely affect Kaixin’s financial condition and results of operations.

In order to expand Kaixin’s base of car buyers, it must continue to invest significant resources in the development of new solutions and services and build its relationships with financial institutions, auto dealers and other platform participants. Kaixin’s ability to successfully launch, operate and expand its solutions and services and to improve user experience to attract prospective car buyers depends on many factors, including its ability to anticipate and effectively respond to the changing interests and preferences of car buyers, anticipate and respond to changes in the competitive landscape, and develop and offer solutions and services that address the needs of car buyers on Kaixin’s platform. If Kaixin’s efforts in these regards are unsuccessful, its base of car buyers may not increase at the rate Kaixin anticipates, and it may even decrease. As a result, Kaixin’s business, prospects, financial condition and results of operations may be materially and adversely affected.

In addition, in order to attract prospective car buyers, Kaixin must also devote significant resources to enhancing the experience of car buyers on its platform on an ongoing basis. Kaixin must enhance the functionality and ensure the reliability of its platform. If Kaixin fails to provide superior customer service or address complaints of car buyers on its platform in a timely manner, it may fail to attract prospective car buyers as to its solutions and services, and the number of financing transactions it facilitates may decline.

In the meantime, Kaixin also seeks to maintain its relationships with existing car buyers and cross-sell new solutions and services, such as insurance and wealth management products. However, there can be no assurance that Kaixin will be able to maintain or deepen such relationships.

The growth of our business relies on our branding efforts and these efforts may not be successful.

Kaixin Auto brand was newly launched in the first half of 2018 and Kaixin believes that an important component of its growth will be the growth of visitors to its website and dealerships. Because Kaixin is a consumer brand, brand visibility is critical for its engagement with potential customers. Kaixin currently advertises through a blend of brand and direct advertising channels with the goal of increasing the strength, recognition and trust in the Kaixin Auto brand and driving more unique visitors to its website. Kaixin recorded selling and marketing expenses of approximately US$8.0 million, US$10.7 million and US$24.1 million in 2016, 2017 and 2018, respectively.

Kaixin’s business model relies on its ability to scale rapidly and to appropriately manage customer acquisition costs as it grows. If Kaixin is unable to establish a strong and trusted brand and recover its marketing costs through increases in customer traffic and in the number of transactions by users of its platform, or if its broad marketing campaigns are not successful or are terminated, it could have a material adverse effect on Kaixin’s growth, results of operations and financial condition.

We have disposed of the right to use the Renren brand to the purchaser of our social networking services business, which represents a strategic shift of our operations where we will no longer focus on social networking services business. See “Item 4. Information on the Company—A. History and Development of the Company—Sale of SNS Business.”

Any harm to Kaixin’s brand or reputation or any damage to the reputation of third parties or failure to enhance Kaixin’s brand recognition could have a material adverse effect on its results of operations and growth prospects.

Enhancing the recognition and reputation of Kaixin’s brand is critical to its business and competitiveness. Factors that are vital to this objective include but are not limited to Kaixin’s ability to:

•	maintain the quality and reliability of its platform;

•	maintain and develop relationships with auto dealers and financial institutions;

•	provide prospective car buyers and existing car buyers with superior experiences;

•	effectively manage and resolve any complaints of car buyers, auto dealers Kaixin works with or financial institutions; and

•	effectively protect personal information and privacy of car buyers and any sensitive data received from financial institutions.

Any malicious or inadvertent negative allegations made by the media or other parties about the foregoing or other aspects of Kaixin, including but not limited to its management, business, compliance with law, financial condition or prospects, whether with or without merit, could severely hurt Kaixin’s reputation and harm its business and results of operations.

Negative publicity about China’s automotive finance industry in general may also have a negative impact on Kaixin’s reputation, regardless of whether Kaixin has engaged in any inappropriate activities. Furthermore, any negative development in the automotive retailing industry, such as bankruptcies or failures of platforms providing automotive retailing services, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, even if factually incorrect or based on isolated incidents, could compromise Kaixin’s image, undermine the trust and credibility it has established and impose a negative impact on its ability to attract new dealers, financial institutions, car buyers and other platform participants. Negative developments in the automotive retailing industry may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by companies like Kaixin. If any of the foregoing takes place, Kaixin’s business and results of operations could be materially and adversely affected.

Kaixin collaborates with various automotive transaction industry participants in providing its solutions and services. Such participants include dealers, financial institutions, sales agents, insurance brokers and companies and other business partners. Negative publicity about such counterparties, including any failure by them to adequately protect the personal information of car buyers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm Kaixin’s reputation.

Kaixin relies on internet search engines, social networking sites and third-party automotive sales platforms to help drive traffic to its website and mobile app, and if it fails to appear prominently in the search results or fails to drive traffic through paid advertising, its traffic would decline and its business would be adversely affected.

Kaixin depends in part on internet search engines, social networking sites and third-party auto sales platforms to drive traffic to its website and mobile app. Kaixin’s ability to maintain and increase the number of visitors directed to its website and mobile app is not entirely within its control. Kaixin’s competitors may increase their search optimization efforts and outbid Kaixin for search terms on various search engines, resulting in their websites receiving a higher search result page ranking than Kaixin’s. Additionally, internet search engines and third-party auto sales platforms could revise their methodologies in a way that would adversely affect Kaixin’s search result rankings. If internet search engines and third-party auto sales platforms modify their search algorithms in ways that are detrimental to Kaixin, or if competitors’ efforts are more successful than Kaixin’s, overall growth in its customer base could slow or its customer base could decline. Internet search engine providers could display automotive dealer and pricing information directly to users in search results, align with Kaixin’s competitors or choose to develop competing services. Kaixin expects that its website and mobile app will experience fluctuations in search result rankings in the future. Any reduction in the number of users directed to Kaixin’s website and mobile app through internet search engines, social networking sites and third-party auto sales platforms could harm its business and operating results.

Kaixin’s ability to grow its complementary product and service offerings may be limited, which could negatively impact its growth rate, revenues and financial performance.

If Kaixin introduces or expands additional offerings for its platform, such as services or products involving new cars, financing, leasing or detailing, it may incur losses or otherwise fail to enter these markets successfully. Kaixin’s expansion into these markets will place it in competitive and regulatory environments with which it is unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, if at all. In attempting to establish new service or product offerings, Kaixin expects to incur significant expenses and face various other challenges, such as expanding its customer service and management personnel to cover these markets and complying with complicated regulations that apply to these markets. In addition, Kaixin may not successfully demonstrate the value of these complementary products and services to consumers, and failure to do so would compromise its ability to successfully expand into these additional streams of revenues. Any of these risks, if realized, could adversely affect our business and results of operations.

The automotive retail industry in general and Kaixin’s business in particular are sensitive to economic conditions. These conditions could adversely affect our business, sales, results of operations and financial condition.

Kaixin is subject to national and regional economic conditions. These conditions include, but are not limited to, recession, inflation, interest rates, unemployment levels, gasoline prices, consumer credit availability, consumer credit delinquency and loss rates, personal discretionary spending levels, and consumer sentiment about the economy in general. These conditions and the economy in general could be affected by significant national or international events such as acts of terrorism. If economic conditions worsen or stagnate, it can have a material adverse effect on consumer demand for vehicles generally, on demand from particular consumer categories or on demand for particular vehicle types. It can also negatively impact availability of credit to finance vehicle purchases for all or certain categories of consumers. This could result in lower sales, decreased margins on units sold, and decreased profits for Kaixin’s business. Worsening or stagnating economic conditions can also have a material adverse effect on the supply of premium used vehicles, as automotive manufacturers produce fewer new vehicles and consumers retain their current vehicles for longer periods of time. This could result in increased costs to acquire used vehicle inventory and decreased margins on units sold.

Any significant change or deterioration in economic conditions could have a material adverse effect on Kaixin’s business, sales, results of operations and financial condition.

Kaixin’s ability to operate and grow its platform depends in substantial part on its ability to access data and other resources that are available from a limited number of third parties.

In order to deliver the full functionality offered by Kaixin’s platform, including its Dealer SaaS system which empowers its dealerships in their operations and connects them to other platform participants, Kaixin needs continued access to sources of used auto market information, much of which is available only from a limited number of databases and other third parties, and other portions of which are publicly available from other sources, including public listings and the public websites or applications of Kaixin’s competitors.

Kaixin has developed various processes to obtain data from certain sources of used automobile market information and other third parties. In certain cases, Kaixin has entered into arrangements with parties who provide it raw market data for use in its systems. The terms of the arrangements under which Kaixin has access to such data vary, which can impact the offering Kaixin is able to deliver. For instance, many agreements have terms that limit Kaixin’s access to and permitted uses of listing, sales or pricing data. In addition, Kaixin relies on tools to gather publicly available information for use in its proprietary data systems.

The third parties with whom Kaixin currently contracts for data may, in the future, change their position and limit or eliminate Kaixin’s access to data and resources, increase the costs for access, provide data and resources to it in more limited or less useful formats, or restrict Kaixin’s permitted uses of data and resources. There can also be no assurance that the publicly available data Kaixin collects and utilizes will continue to be available or that the tools Kaixin uses to collect it will continue to be able to gather and format it appropriately or at all. Failure to continue to maintain and expand Kaixin’s access to suitable pricing, listing and other data and resources may adversely impact its ability to continue to serve its dealerships and other platform participants and expand its offering to new customers.

If Kaixin’s access to the data and resources necessary to support its platform is eliminated or reduced or becomes more costly to it, Kaixin’s ability to compete in the marketplace or to grow its business could be impaired and its operating results would suffer.

Kaixin’s business generates and processes a large quantity of data, and improper handling of or unauthorized access to such data may adversely affect its business.

Kaixin faces risks related to complying with applicable laws, rules and regulations governing the collection, use, disclosure and security of personal information, as well as any requests from regulatory and government authorities relating to such data. For instance, Kaixin’s Dealer SaaS system utilizes and generates substantial volumes of data on consumers and dealers, and Kaixin and its dealerships rely on it for their operations and inventory management. This information includes the information customers provide when purchasing a vehicle and applying for vehicle financing. In the event that Kaixin experienced a failure of its information systems, its operations and financial performance could be materially harmed, and if the information were accessed by third parties or publicized without authorization, its reputation or competitive position could suffer.

The PRC regulatory and enforcement regime with regard to data security and data protection has continued to evolve. There are uncertainties on how certain laws and regulations will be implemented in practice. PRC regulators have been increasingly focused on regulating data security and data protection. Kaixin expects that these areas will receive greater attention from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase Kaixin’s compliance costs and subject it to heightened risks and challenges associated with data security and protection. If Kaixin is unable to manage these risks, its reputation and results of operations could be materially and adversely affected. For further details please see “Item 4.B—Business Overview—Regulation—Regulations Relating to Information Security.”

Kaixin also grants limited access to specified data on its technology platform to certain other parties, such as its dealerships. Kaixin’s dealerships face the same challenges and risks inherent in handling and protecting large volumes of data. Any system failure or security breach or lapse on Kaixin’s part or on the part of any of such third parties that results in the release of user data, or failure to respond thereto, could harm Kaixin’s reputation and brand and, consequently, its business, in addition to exposing it to potential legal liability.

In addition, Kaixin may become subject to additional laws in other jurisdictions. The laws, rules and regulations of other jurisdictions, such as the U.S. and Europe, may impose more stringent or conflicting requirements and penalties than those in China, compliance with which could require significant resources and costs. Kaixin’s policies and practices concerning the collection, use and disclosure of user data are posted on its websites. Any failure, or perceived failure, by Kaixin to comply with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against Kaixin by governmental entities or others. These proceedings or actions could subject Kaixin to significant penalties and negative publicity, require it to change its business practices, increase its costs and severely disrupt its business.

We rely on sophisticated information systems to run our business. The failure of these systems, any service disruptions or outages, or the inability to enhance our capabilities could have a material adverse effect on our business, sales and results of operations.

Our business and reputation are dependent upon the performance, reliability, availability, integrity and efficient operation of our information systems. In particular, Kaixin relies on its information systems to manage sales, inventory, its customer-facing websites and applications, including its mobile app, consumer financing and customer information. Kaixin also relies on its big data analytics to review and analyze data from across its platform and assist in its corporate and operational decision-making. There is no assurance that we will be able to protect our platform and computer systems against, among other things, damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, software errors, bugs or defects, configuration errors, computer viruses, denial-of-service attacks, security breaches, hacking attempts or criminal acts at all times. In the event of a service disruption or outage on our platform or in our computer systems, our platform’s ability to operate Kaixin’s Dealer SaaS system and facilitate loans and our computer systems’ ability to store, retrieve, process and manage data may be adversely affected. For example, we may experience temporary service disruptions or data losses during data migrations between old and new systems or system upgrades. We may not be able to recover all data and services in the event of a service disruption or outage. Additionally, our insurance policies may not adequately compensate it for any losses that it may incur during service disruptions or outages.

Any interruption or delays in our services, whether as a result of third-party error or our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our customers and other platform participants and our reputation, subject us to liabilities and cause customers and other platform participants to abandon our platform, any of which could adversely affect our business, financial condition and results of operations.

The business opportunities for internet services in China are continually evolving and may not grow as quickly as expected, in ways that are consistent with other markets, or at all.

Our business and prospects depend on the continual development of emerging internet business models in China. Our main internet services have distinct business models which may differ from models for these businesses in other markets, such as the United States, and that are in varying stages of development and monetization. We cannot assure you that the industries in which we operate in China will continue to grow as rapidly as they have in the past, in ways that are consistent with other markets, or at all. With the development of technology, new internet services may emerge which may render our existing service offerings less attractive to users. The growth and development of the internet industries in China is affected by numerous factors, such as the macroeconomic environment, regulatory changes, technological innovations, development of internet and internet-based services, users’ general online experience, cultural influences and changes in tastes and preferences. If these internet industries do not grow as quickly as expected or at all, or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be adversely affected.

Cyber-attacks, computer viruses, physical or electronic break-ins or other unauthorized access to our or our business partners’ computer systems could result in misuse of confidential information and misappropriation of funds of our customers and other platform participants, subject us to liabilities, cause reputational harm and adversely impact our results of operations and financial condition.

Our platform collects, stores and processes certain personal information and other sensitive data from our customers and other platform participants. The massive data that we have processed and stored makes us and our server hosting service providers the targets of, and potentially vulnerable to, cyber-attacks, computer viruses, hackers, denial-of-service attacks, physical or electronic break-ins or other unauthorized access. While we have taken steps to protect such confidential information, our security measures may be breached. Because techniques used to sabotage or obtain unauthorized access into systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our or our server hosting service providers’ systems could cause confidential customer information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is subject to legislation and regulations in numerous domestic and international jurisdictions, inability to protect confidential information of our customers and other platform participants could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business. The Administrative Measures for the Security of the International Network of Computer Information Network, issued in December 1997 and amended in January 2011, require us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. The Cyber Security Law of the PRC, issued in June 2017, requires us to take immediate remedial measures when we discover that our products or services are subject to risks, such as security defects or bugs. Such remedial measures include informing our customers and other platform participants of the specific risks and reporting such risks to the relevant competent departments.

We also face indirect technology and cybersecurity risks relating to our business partners, including our third-party payment service providers who manage the transfer of customer funds. As a result of increasing consolidation and interdependence of computer systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on our business partners. Although our agreements with third-party payment service providers provide that each party is responsible for the cybersecurity of its own systems, any cyber-attacks, computer viruses, hackers, denial-of-service attacks, physical or electronic break-ins or similar disruptions of such third-party payment service providers could, among other things, adversely affect our ability to serve our customers and other platform participants, and could even result in misappropriation of funds of our customers and other platform participants. If that were to occur, we and our third-party payment service providers could be held liable to customers and other platform participants who suffer losses from the misappropriation.

Substantial uncertainties exist with respect to the interpretation and implementation of the Cyber Security Law as well as any impact it may have on our business operations.

In July 2015, the Standing Committee of the National People’s Congress of China issued the National Security Law, which came into effect on the day it was issued. The National Security Law provides that the state shall safeguard sovereignty, security and development interests of cyberspace in the state, and the state shall establish a national security review and supervision system to review including foreign investment, key technologies, internet and information technology products and services and other important activities that are likely to impact the national security of China.

The Cyber Security Law, which was issued by the Standing Committee of the National People’s Congress of China and came into effect on June 1, 2017, is the first Chinese law that focuses exclusively on cyber security. The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backup and encryption. The Cybersecurity Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cybersecurity Law also requires network operators that provide network access or domain name registration services, or landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

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

Kaixin’s business is sensitive to changes in the prices of used and new vehicles.

Any significant changes in retail prices for used and new vehicles could have a material adverse effect on Kaixin’s sales and results of operations, including its gross margin, which was 3.0% in the year ended December 31, 2017 and 4.0% in the year ended December 31, 2018. For example, if retail prices for used vehicles rise relative to retail prices for new vehicles, it could make buying a new vehicle more attractive to Kaixin’s customers than buying a used vehicle, which could have a material adverse effect on sales and results of operations and could result in a decrease in Kaixin’s gross margin. Manufacturer incentives could contribute to narrowing this price gap. Kaixin’s new car sales would also be affected by changes in the price of new cars, both in terms of consumer sensitivity to prices as well as Kaixin’s margins on such sales.

Kaixin’s business is sensitive to conditions affecting automotive manufacturers, including manufacturer recalls.

Adverse conditions affecting one or more automotive manufacturers could have a material adverse effect on Kaixin’s sales and results of operations and could impact the supply of vehicles, including the supply of new and used vehicles. In addition, manufacturer recalls are a common occurrence that have accelerated in frequency and scope in recent years. Because Kaixin does not have manufacturer authorization to complete recall-related repairs, some vehicles it sells may have unrepaired safety defects. Such recalls, and Kaixin’s lack of authorization to make recall-related repairs, could adversely affect used vehicle sales or valuations, could cause it to temporarily remove vehicles from inventory, could force Kaixin to incur increased costs and could expose it to litigation and adverse publicity related to the sale of recalled vehicles, which could have a material adverse effect on its business, sales and results of operations.

Kaixin’s business is dependent upon access to vehicle inventory. Obstacles to acquiring inventory, whether because of supply, competition, or other factors, or a failure to expeditiously liquidate that inventory could have a material adverse effect on its business, sales and results of operations.

Kaixin’s purchases of used vehicles are based in large part on projected demand, aided by its big data analytics. Kaixin’s average inventory turnover was 63 days in the year ended December 31, 2018. A reduction in the availability of or access to sources of inventory could have a material adverse effect on Kaixin’s business, sales and results of operations. Although the supply of premium used vehicles has been increasing, there can be no assurance that this trend will continue or that it will benefit Kaixin.

As Kaixin’s business is dependent on its appraisal of the value of inventory it purchases, if it fails to adjust appraisal offers to stay in line with broader market trade-in offer trends, or fails to recognize those trends, or if its appraisal process is not accurate, it could adversely affect Kaixin’s ability to acquire inventory. Kaixin’s appraisal process could also be affected by competition, both from used and new car dealers directly and through third-party websites driving appraisal traffic to those dealers. See “—Kaixin operates in a highly competitive industry. Failure to develop and execute strategies to maintain its market position and to adapt to the increasing use of the internet to market, buy, sell and finance used vehicles could adversely affect its business, sales and results of operations” for additional discussion of this risk. Kaixin’s ability to source vehicles from third-party auctions could be affected by an increase in the number of closed auctions that are open only to new car dealers who have franchise relationships with automotive manufacturers. An over-supply of used vehicle inventory will generally cause downward pressure on Kaixin’s product sales prices and margins and increase its average days to sale.

Kaixin also sources a portion of its vehicles through its Kaixin affiliated network dealer model, in which it relies on third-party partners, such as individuals or small dealerships, to acquire used automobiles. Kaixin has historically recognized limited other revenues from consignment sale arrangements with other used automobile dealers. Kaixin may be unable to maintain relationships with these third parties or may experience issues with the vehicles they provide to it, each of which could harm its business, sales and results of operations.

Used vehicle inventory has typically represented a significant portion of total assets. Having such a large portion of Kaixin’s total assets in the form of used vehicle inventory for an extended period of time subjects it to depreciation and other risks that affect its results of operations. Accordingly, if Kaixin has excess inventory or its average days to sale increases, it may be unable to liquidate such inventory at prices that allow it to meet margin targets or to recover its costs could have a material adverse effect on its results of operations.

Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans.

Changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect the financial and economic conditions in China as well as our financial condition and results of operations. For example, the current U.S. administration has advocated greater restrictions on trade generally and significant increases in tariffs on goods imported into the United States, particularly from China, and has recently taken other steps toward restricting trade in certain goods. The current U.S. administration has created uncertainty with respect to, among other things, existing and proposed trade agreements (including the renegotiation of NAFTA to better implement U.S. trade policy objectives, including through the potential addition of new provisions to address regulatory practices, state-owned enterprises, services, customs procedures, sanitary measures, labor, the environment, and other matters which may affect our business or the businesses of its customers), free trade generally, and potential significant increases on tariffs on goods imported into the U.S., particularly from Mexico, Canada and China.

In addition, China may alter its trade policies, including in response to any new trade policies, treaties and tariffs implemented by the United States or other jurisdictions, which could include restrictions on the import of used vehicles into China. Such policy retaliations could also ultimately result in further trade policy responses by the United States and other countries, and result in an escalation leading to a trade war, which would have an adverse effect on manufacturing levels, trade levels and industries, including automotive sales and other businesses and services that rely on trade, commerce and manufacturing. Any such escalation in trade tensions or a trade war could affect the cost of Kaixin’s inventory, the sales prices of used and new cars or Kaixin’s overall business performance and have a material and adverse effect on its business and results of operations. Chinese policies to relax certain import taxes, such as taxes on used and/or new cars may also impact Kaixin’s business. For instance, if import taxes and similar duties on new cars are reduced, demand for used automobiles could be harmed and the margins of Kaixin’s used automobile sales business could be negatively impacted, which could adversely affect Kaixin’s results of operations and financial condition. Increased restrictions on trade or certain other changes to trade policies could have an adverse effect on the PRC economy, on the used automobile industry, and on our business and results of operations.

Kaixin faces credit risk in connection with outstanding loans made by its floor finance business. Failure to assess and manage Kaixin’s credit risks or a significant deterioration in the credit quality of its floor finance loan portfolio may have a material adverse effect on its business, results of operations and financial condition.

Kaixin faces credit risk in connection with its floor finance business. Credit risk is the risk of loss due to adverse changes in a borrower’s ability to meet its financial obligations on agreed-upon terms. The degree of credit risk will vary based on many factors including the size of the loan, the credit characteristics of the borrower, the contractual terms in the loan documents and the availability and quality of collateral. Credit risk management is based on analyzing the creditworthiness of the borrower, the adequacy of underlying collateral given current events and conditions and the existence and strength of any guarantor support. Kaixin has limited experience in designing and operating credit risk control systems, and it may be unable to properly analyze and mitigate the credit risks inherent in its floor finance business.

The overall credit quality of Kaixin’s loan portfolio is impacted by factors outside of its control, such as the performance of the Chinese economy. In addition, Kaixin’s credit risk is concentrated heavily in a single small segment of the economy, used automobile dealerships, which may do poorly even as the overall economy is doing well. Economic trends that negatively affect the Chinese economy as a whole or used automobile dealerships in particular could result in deterioration in credit quality of Kaixin’s loan portfolio. A deterioration in the credit quality of Kaixin’s remaining loan portfolio may require it to increase its provision of financing receivables, which increases its cost of revenues and decreases its gross profit.

Kaixin’s remaining outstanding loans, which amounted to US$17.6 million, net of allowances of US$14.1 million as of December 31, 2018, to used automobile dealerships through its floor financing business are secured by the used automobiles which they hold as inventory. However, foreclosing on collateral and attempting to liquidate it would cause Kaixin to incur additional expenses, and the value of the collateral may be impaired by the same economic factors that caused the borrowers to default on their loans, such as reduced demand for used automobiles. In addition, there is constant turnover in the inventory of Kaixin’s borrowers, and Kaixin must ensure that the quality of the collateral does not deteriorate. Kaixin cannot assure you that the collateral for its loans will be sufficient to significantly mitigate any losses it may suffer from defaulted loans.

We have granted, and may continue to grant, share options and restricted shares under our equity incentive plans, which may result in increased share-based compensation expenses.

We have adopted six equity incentive plans for Renren Inc. in 2006, 2008, 2009, 2011, 2016 and 2018. As of February 28, 2019, options to purchase a total of 209,453,515 ordinary shares of Renren Inc. were outstanding. For the years ended December 31, 2016, 2017 and 2018, we recorded US$23.5 million, US$28.0 million and US$22.6 million, respectively, in share-based compensation expenses. As of December 31, 2018, we had US$17.4 million of unrecognized share-based compensation expenses relating to share options, which are expected to be recognized over a weighted average vesting period of 3.04 years, and US$15.3 million of unrecognized share-based compensation expenses relating to non-vested restricted shares, which are expected to be recognized over a weighted average vesting period of 5.22 years.

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

On June 29, 2018, our compensation committee approved a reduction in the exercise price for all outstanding options previously granted by our company with an exercise price higher than US$0.0613 per ordinary share to US$0.0613 per share, representing the closing price of our ADSs on the New York Stock Exchange, or the NYSE, on June 21, 2018. The market price of our ADSs had fallen as a result of the payment of the special dividend that we paid in connection with the series of transactions that we carried out at that time. See “Item 4. Information on the Company—A. History and Development of the Company—The OPI Transaction” for more information on those transactions.

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

We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation.

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for information about ongoing legal proceedings in which we are involved. Lawsuits and litigation may cause us to incur defense costs, utilize a significant portion of its resources and divert management’s attention from its day-to-day operations, any of which could harm its business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in material adverse impact on us.

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

We have successfully obtained a trademark registration for 开心汽车, which translates to “Kaixin Auto”, in category 35, which covers areas we deem crucial to Kaixin’s business. However, we have not yet obtained trademark registrations in other important categories, including automobile maintenance. Therefore, we might be unable to completely prevent a third party from using the Kaixin brand for a business that is the same or similar to Kaixin’s. We are still in the process of obtaining trademark registration for the Kaixin brand name in other relevant categories. As China has adopted a “first to file” trademark registration system and there are trademarks similar to Kaixin or its brand which have been registered in those categories that are related to its business, we may not be able to successfully register Kaixin’s brand in such categories and may even be exposed to the risk that we are held to be infringing third-party trademark rights. We believe that the Kaixin brand is vital to its competitiveness and its ability to attract new customers. Any failure to protect these rights could adversely affect our business and financial condition.

We cannot assure you that the measures we have taken will be sufficient to prevent any misappropriation of our intellectual properties. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in any such litigation. In addition, our trade secrets may be leaked or otherwise become available to our competitors, or our competitors may independently discover them. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business does not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time, in the future, become subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without its awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property rights laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis or that of our counsel. If we were found to have violated the intellectual property rights of others, we may be subject to liability for its infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

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

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2016, identified a material weakness related to inadequate controls designed over the accounting and measurement of investments and certain proposed complex transactions relating to the disposition of investment assets, to ensure that these transactions are accounted for in conformity with U.S. GAAP. Following the identification of the material weakness, we took measures to remedy it. Specifically, on December 22, 2016, our board of directors formed a special committee to evaluate the fairness of the proposed transactions and ultimately to decide whether to approve them, and the special committee further retained an external financial advisor and external U.S. counsel to review the proposed transactions and to ensure that the measurement of the investments involved was performed properly. Accordingly, as of December 31, 2017, we concluded that the material weakness related to the measurement of investment assets and the proposed complex transactions had been remediated.

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2017, identified a material weakness related to inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2018, we identified a material weakness related to inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Measures that we implement to address this material weakness and other control deficiencies in our internal control over financial reporting might not fully address them, and we might not be able to conclude that they have been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2018. This could adversely affect the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

Kaixin depends on third parties for supplies of spare parts and accessories.

Kaixin depends on auto manufacturers and independent local third-party suppliers for certain spare parts and accessories it sells. The success of such value-added services is dependent on these suppliers’ ability to anticipate changes in consumer tastes, preferences and requirements and deliver to Kaixin in sufficient quantities and on a timely basis a desirable, high-quality and price-competitive mix of accessories. Kaixin’s suppliers’ products may fail to meet Kaixin’s customers’ expectations due to changes of consumer preferences. Kaixin may be unable to maintain a sufficient stock. Kaixin’s suppliers may increase their prices due to increasing demand for their products from Kaixin’s competitors. If Kaixin cannot or opts not to procure spare parts and accessories from such third-party suppliers, its profit margin for after-sale services might be adversely affected. Moreover, the spare parts supplied by Kaixin’s suppliers may fail to function properly and as a result, its customers may make claims against it, in which case it may be required to make repairs or pay damages. In the event of any of the above, Kaixin’s margins of these products may be affected, which in turn could adversely affect our results of operations and financial condition.

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

Our performance and future success also depend on our ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in the used automobile industry for qualified employees, including technical personnel capable of designing innovative services and products, is intense, and if competition in these industries further intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel or if we must incur significantly greater expenses to recruit, train and retain personnel, we may be unable to grow effectively or at all.

Their responsibilities at Oak Pacific Investments may divert our management’s attention from the operation of our business.

Our chief executive officer Joseph Chen, our chief operating officer James Jian Liu and our chief financial officer Thomas Ren each hold the same position in Oak Pacific Investment. Mr. Chen is also the second largest shareholder in Oak Pacific Investment. Oak Pacific Investment was a wholly-owned subsidiary of ours prior to June 2018, and it holds a large portfolio of shares in a variety of early-stage and late-stage pre-IPO companies that our management had previously selected and managed for our company. Although Oak Pacific Investment no longer has any relationship with our company other than a debtor-creditor relationship based on the US$90 million note issued by Oak Pacific Investment to Renren, the disposition of Oak Pacific Investment has not necessarily reduced the workload of our management. However, time and effort spent by our management on Oak Pacific Investment does not benefit shareholders of our company anymore, except to the extent that it helps ensure Oak Pacific Investment’s ability to repay the US$90 million note to Renren when it matures. Mr. Chen’s, Mr. Liu’s and Mr. Ren’s involvement in Oak Pacific Investment may divert their attention from the operation of our business, which may affect our company’s financial performance and future prospects.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Due primarily to the large number of employees in our Kaixin business, we expect that our labor costs, including wages and employee benefits, will continue to increase. Unless Kaixin is able to control its labor costs or pass on these increased labor costs to its customers and other platform participants by increasing the fees of its services, our financial condition and results of operations may be adversely affected.

Our quarterly results may fluctuate significantly partly due to seasonality and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our revenues, operating costs and expenses, net loss and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control. Period-to-period comparisons of our operating results may not be meaningful, especially given Kaixin’s limited operating history and our discontinuation or disposal of other businesses that previously accounted for the majority of our net revenues. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the value of our ADSs. Factors that may cause fluctuations in our quarterly financial results include:

•	Kaixin’s ability to attract new car buyers;

•	Kaixin’s ability to maintain existing relationships with business partners and establish new relationships with additional business partners, such as financial institutions;

•	Kaixin’s ability to access capital;

•	the mix of solutions and services Kaixin offers;

•	the amount and timing of our operating cost and expenses and the maintenance and expansion of our business, operations and infrastructure;

•	financial institutions’ willingness and ability to fund financing transactions through Kaixin’s platform on reasonable terms;

•	Kaixin’s emphasis on experience of car buyers, instead of near-term growth;

•	the timing of expenses related to the development or acquisition of technologies or businesses;

•	proper and sufficient accounting policies with respect to Kaixin’s risk reserve liabilities and implementation;

•	our ability to grow our SaaS businesses and other new initiatives;

•	network outages or security breaches;

•	general economic, industry and market conditions; and

•	changes in applicable laws and regulations.

In addition, Kaixin has experienced, and expects to continue to experience, seasonal fluctuations in its revenues and results of operations. Trends of Kaixin’s revenues are a reflection of car purchase patterns by car buyers. Used automobile sales tend to be lower in the first quarter of each year than in the other three quarters due to the effect of the Chinese New Year holiday. As a result of these factors, Kaixin’s revenues may vary from quarter to quarter and its quarterly results may not be comparable to the corresponding periods of prior years. Kaixin’s actual results may differ significantly from its targets or estimated quarterly results. Therefore, you may not be able to predict Kaixin’s annual results of operations based on a quarter-to-quarter comparison of its results of operations. The quarterly fluctuations in Kaixin’s revenues and results of operations could result in volatility and cause the price of its shares to fall. As Kaixin’s revenues grow, these seasonal fluctuations may become more pronounced.

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. These events could also significantly impact the used automobile industry and cause a temporary closure of the dealerships and other facilities Kaixin uses for its operations, which would severely disrupt its operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our revenues and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Kaixin’s operations could also be severely disrupted if its customers or other platform participants were affected by natural disasters, health epidemics or other outbreak.

Kaixin is subject to local conditions in the geographic areas in which it is concentrated.

Kaixin’s performance is subject to local economic, competitive and other conditions prevailing in geographic areas where it operates. Since a large portion of Kaixin’s sales are generated in tier 2 and lower cities in China, its results of operations depend substantially on general economic conditions and consumer spending habits in these markets. In the event that any of these geographic areas experience a downturn in economic conditions, it could have a material adverse effect on Kaixin’s business, sales and results of operations.

Kaixin’s business could be adversely affected by a weakening market for asset-backed securities.

Kaixin completed two issuances of asset-backed securities on the Shanghai Stock Exchange in 2016. These asset-backed securities are backed by Kaixin’s finance lease assets. In connection with these issuances, Kaixin subscribed for a subordinated tranche of asset-backed securities in order to provide a guarantee for the prime tranche. If the market for asset-backed securities weakens, Kaixin may also be unable to use ABS or similar offerings, such as asset-backed notes, or wealth management products as a source of financing for its business, which may cause it to need to find other sources of financing. In addition, the market value of Kaixin’s asset-backed securities then outstanding, if any, may decrease, and Kaixin may incur losses on the subordinated tranche which it holds at such time. Further, if the collateralized obligations underlying the asset-backed securities do not generate sufficient funds to cover the ABS obligations, Kaixin may be liable to holders of asset-backed securities for any shortfall. Kaixin may also be liable to its ABS administrator if it fails to perform its contractual obligations. Further, the inability to securitize Kaixin’s portfolio in the future may hurt its performance and its ability to grow its business.

Negative media coverage could adversely affect our business.

Negative publicity about us or our business, shareholders, affiliates, directors, officers or other employees, as well as the industry in which we operate, can harm our operations. Such negative publicity could be related to a variety of matters, including:

•	alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees;

•	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers and other employees;

•	user complaints about the quality of our products and services;

•	copyright infringements involving us and content offered on our platform;

•	security breaches of confidential user information; and

•	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

We may also be affected by publicity relating to third-party service providers. For example, in September 2018, there was negative publicity involving certain senior officers of iResearch, the industry consultant commissioned to prepare an industry report in connection with this proxy statement. According to a public announcement made by iResearch, certain senior officers of iResearch are cooperating with governmental investigations in China. Such publicity may raise questions as to the integrity of the industry data produced by iResearch.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, such as Weixin/WeChat, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our and/or Kaixin’s reputation, business, financial condition and results of operations.

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

Content streamed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

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

Failure to identify and prevent illegal or inappropriate content from being displayed on or through our platform for internet users or mobile users may subject us to liability or reduce our revenues. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as the operator of the platform. To the extent that PRC regulatory authorities find any content displayed on or through our platform objectionable, they may require us to limit or eliminate the dissemination or availability of such content. The regulatory authorities may also impose penalties on us based on content displayed or made available through our platform in cases of material violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations, which would materially and adversely affect our business, results of operations and reputation.

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

Currently, we sell a substantial portion of our services and applications to our users through third-party online payment platforms using the internet or mobile networks. In all these online payment transactions, secured transmission of confidential information over public networks is essential to maintain consumer confidence. In addition, we expect that an increasing amount of our sales will be conducted over the internet as a result of the growing use of online payment systems. As a result, associated online fraud will likely increase as well. Our current security measures and those of the third parties with whom we transact business may not be adequate. We must be prepared to increase and enhance our security measures and efforts so that our users have confidence in the reliability of the online payment systems that we use, which will impose additional costs and expenses and may still not guarantee complete safety. In addition, we do not have control over the security measures of our third-party online payment vendors. Although we have not in the past experienced material security breaches of the online payments that we use, such security breaches could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of the online payment systems that we use.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of social networking services. Specifically, foreign ownership of internet service providers or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, the National Development and Reform Commission and the Ministry of Commerce in June 2005, foreign investors are prohibited from investing in or operating any internet cultural operating entities.

We previously conducted our SNS and live streaming operations in China principally through a set of contractual arrangements between our wholly owned PRC subsidiary, Qianxiang Shiji Technology Development (Beijing) Co., Ltd., or Qianxiang Shiji, and its consolidated affiliated entity, Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, and Qianxiang Tiancheng’s shareholders. Beijing Qianxiang Wangjing Technology Development Co., Ltd., or Qianxiang Wangjing, is Qianxiang Tiancheng’s wholly owned subsidiary and the operator of the renren.com website and holds the licenses and permits necessary to conduct the SNS and online advertising business in China. While we disposed of our SNS platform and the related businesses effective December 29, 2018, Qianxiang Wangjing still holds the licenses and permits for the purchasers, pending completion of procedures for transferring them.

We conduct our financing business operations in China principally through a set of contractual arrangements between our wholly owned PRC subsidiary, Shanghai Renren Automobile Technology Group Co., Ltd., or Renren Automobile, and its consolidated affiliated entity, Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., or Qianxiang Changda, and Qianxiang Changda’s shareholders.

We conduct our used automobile dealership operations in China principally through a set of contractual arrangements between Renren Automobile and its consolidated affiliated entity, Shanghai Jieying Automobile Sales Co., Ltd., or Shanghai Jieying, and Shanghai Jieying’s shareholders.

Our contractual arrangements described above enable us to exercise effective control over Qianxiang Tiancheng, Qianxiang Changda and Shanghai Jieying, as well as their respective subsidiaries, and hence we treat these entities as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

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

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. If any of these penalties results in our inability to direct the activities of our consolidated affiliated entities and the subsidiaries that most significantly impact their economic performance, or results in our failure to receive the economic benefits from our consolidated affiliated entities and their subsidiaries, we may not be able to consolidate the consolidated affiliated entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In the fiscal years ended December 31, 2016, 2017 and 2018, our consolidated affiliated entities and their subsidiaries contributed in the aggregate 97.0%, 88.1% and 97.6%, respectively, of our consolidated net revenues.

Until we can complete certain post-closing procedures, we will maintain title to the trademarks and domain names used by the SNS platform and related businesses that we sold in 2018. If the purchaser’s operation of the SNS business is not in compliance with PRC regulations, we may be subject to severe penalties.

In December 2018, we disposed of all tangible and intangible assets related to our SNS platform and the related businesses, including Renren mobile live streaming, and all of the relevant internet domain names were subsequently transferred to the purchaser. While we have some post-closing procedures to complete with the purchaser, such as the official procedures for the deletion of those internet domain names from our licenses, the sale was closed at the end of 2018 and we classify our former SNS business under discontinued operations. Until we are able to complete the remaining post-closing procedures, the purchaser makes use of the internet domains that are registered on the internet content provision or ICP license of Beijing Qianxiang Wangjing Technology Development Co., Ltd., or Qianxiang Wangjing, one of our consolidated affiliated entities. We are not able to supervise and control the purchaser’s operation of the SNS business, and if the SNS business is not operated in compliance with PRC regulations, we may be subject to severe penalties, including warnings, fines, and even the revocation of licenses, as such internet domain names are still registered on our ICP license. In addition, the temporary separation of the domain titles and actual operation of the website from the ICP license registration might be interpreted by authorities as the sub-licensing or transfer of the ICP license, which may result in severe penalties including confiscation of illegal income and fines.

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

The shareholders of our consolidated affiliated entities include Ms. Jing Yang, Mr. James Jian Liu, Mr. Thomas Jintao Ren and Ms. Rita Rui Yi. Ms. Jing Yang is a shareholder of Qianxiang Tiancheng and Qianxiang Changda; Mr. James Jian Liu is a shareholder of Qianxiang Tiancheng, Qianxiang Changda and Guangzhou Xiuxuan Brokers Co., Ltd., or Guangzhou Xiuxuan; and Mr. Thomas Jintao Ren and Ms. Rita Rui Yi are the shareholders of Shanghai Jieying.

Ms. Jing Yang is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer; Mr. James Jian Liu is our executive director and chief operating officer; Mr. Thomas Jintao Ren is our chief financial officer; and Ms. Rita Rui Yi is our vice president in charge of human resources.

Conflicts of interest may arise between the dual role of Mr. James Jian Liu as a director and officer of our company and as shareholder of our consolidated affiliated entities Qianxiang Tiancheng, Qianxiang Changda and Guangzhou Xiuxuan.

Conflicts of interest may also arise between the interests of Ms. Jing Yang as shareholder of Qianxiang Tiancheng and Qianxiang Changda and as the wife of our founder and chief executive officer. Furthermore, if Ms. Jing Yang experiences domestic conflict with Mr. Joseph Chen, she may have little or no incentive to act in the interest of our company, and she may not perform her obligations under the contractual arrangements she has entered into with Qianxiang Shiji and Renren Automobile.

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

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce solicited comments on this draft in 2015, but no timetable has been published as to when it will be enacted. Consequently, substantial uncertainties exist with respect to its enactment timetable, final scope, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our wholly owned PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our wholly owned PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their registered capital. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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

Risks Related to Doing Business in China

We rely on contractual obligations rather than government filings to ensure our continued title to vehicles managed under our vehicle leasing program.

Kaixin’s loans to used car dealerships are structured on a finance lease basis, whereby the entity lessor sells Kaixin the vehicle before leasing it back from Kaixin, although for accounting purposes the transaction is not treated as a sale as it is not substantively a sale due to the economic substance of the transaction. In spite of this arrangement, upon completing the purchase of the subject vehicle, Kaixin does not formally transfer the registration of the vehicle into Kaixin’s name. Kaixin also does not file mortgage registrations relating to the lease of the vehicle. Instead, Kaixin’s contract with the lessor obligates them not to take any action that could undermine Kaixin’s title to the vehicle. In addition, Kaixin retains in its control all documents relating to the vehicle and title, and provide markings for the vehicle identifying it as owned by Kaixin. However, these steps would not prevent a good-faith third-party buyer from taking legal title to the vehicle if the lessor attempted to sell the vehicle without Kaixin’s knowledge. If the lessor sells the vehicle without Kaixin’s knowledge, Kaixin would face potential inventory shortages of vehicles, liability for breach of contract if there is another contract selling the same vehicle, and costs attempting to recover from the lessor its losses from such unauthorized sale of the vehicle. Kaixin might not be able to recover from the lessor its losses from unauthorized sale of vehicle, or claim the legal title of the vehicle back, which would have a material adverse effect on our business, results of operations and financial condition.

Kaixin may have exposure to greater than anticipated tax liabilities.

Kaixin is subject to enterprise income tax, value-added tax, and other taxes in each province and city in China where it has operations. Kaixin’s tax structure is subject to review by various local tax authorities. The determination of Kaixin’s provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of Kaixin’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. For example, since 2018, Kaixin has entered into a series of ancillary agreements to facilitate its sale of used cars for value-added tax optimization purposes. Under these ancillary agreements, when Kaixin sources a used car, the legal title of the car is transferred to an executive of our variable interest entity Shanghai Jieying Automobile Sales Co., Ltd., and the registration is transferred to the name of one of the dealership’s employees. When the used car is sold, the relevant legal ownership is transferred from the executive to the purchaser, and the registration is transferred from the dealership employee’s name to the name of the purchaser. Under PRC laws and regulations, if the seller is an individual selling a personal automobile, the seller is exempted from value-added tax. Thus, structuring the purchase and subsequent sale such that the legal title and automobile registration are placed under the names of executives and dealership employees, respectively, as described above results in Kaixin recognizing no value-added tax on the sales of the used cars. Viewed as a service provider from a value-added tax perspective in the used car transactions structured this way, Kaixin is only subject to value-added tax on the difference between the original purchase price and retail price of the used cars. Although Kaixin believes that the transaction structure created by the ancillary agreements and its estimates of its value-added taxes are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in its financial statements and if the conclusion were reached by relevant tax authorities that Kaixin was subject to value-added tax as a result of using the employees as agents in this structure, such a determination would have a material adverse effect on our financial results in the period or periods for which such determinations are made.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past few years, the PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results. For example, in the event of unanticipated adverse changes in the economy, the credit quality of the customers of our financing business may materially decreases, and our results of operations could be materially adversely affected.

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

In 2006, the predecessor to the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, our PRC consolidated affiliated entities own the related domain names and trademarks and hold the ICP licenses necessary to conduct our operations for websites in China.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in the PRC are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. The PCAOB apparently continues to be in discussions with PRC regulators to permit inspections of audit firms that are registered with the PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and the PCAOB will take and the potential impact on Chinese companies listed in the United States.

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

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the commissioners of the SEC.

On February 6, 2015, before a review by the commissioners had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to U.S. regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: in other words, that the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

After the closing of the transaction that resulted in the disposition of most of our investment assets on June 21, 2018, the market price of our ADSs fell significantly as a result of the value that was removed from our company and transferred to our shareholders. See “Item 4. Information on the Company—A. History and Development of the Company—The OPI Transaction” for a description of this transaction. Pursuant to NYSE Rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 by six months following receipt of the notification. The company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities falls to US$0.16 or less. Since June 2018, the 30-trading-day average closing price of our ADSs has fallen as low as $1.46. We cannot assure you that our ADSs will remain in compliance with the NYSE listing rules. If our ADSs are delisted from the NYSE, the liquidity and value of an investment in our ADSs will be materially and adversely affected.

The listing of Kaixin’s shares on Nasdaq may cause trading volume in our ADSs to decline.

Following the Kaixin Offering, Kaixin became listed on the Nasdaq Stock Market. Because Kaixin was responsible for approximately 93.8% of our net revenues in 2018, and is likely to remain responsible for the vast majority of our net revenues for the foreseeable future, investors may conclude that our ADSs and Kaixin’s shares represent interests in substantially the same business and they may believe that our ADSs and Kaixin’s shares will respond to changes in our business prospects and financial performance in substantially equivalent ways. If some investors who would otherwise have purchased our ADSs choose to purchase Kaixin shares instead, trading volume in our ADSs may decline.

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NYSE on May 4, 2011, the closing prices of our ADSs have ranged from US$1.27 to US$90.05 per ADS, including retrospective adjustments for the change in the number of ordinary shares represented by each ADS that occurred on February 6, 2017. The last reported trading price on May 13, 2019 was US$1.48 per ADS.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our industry affecting us or our competitors;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies in the used automobile and SaaS industries or other internet companies;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions or changes in the used automobile industry, the internet finance industry or the internet industry in general;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	fluctuations in the market price of Kaixin’s ordinary shares on the Nasdaq Stock Market; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

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

We issued Class A ordinary shares represented by our ADSs in our initial public offering in May 2011. Mr. Joseph Chen, who is our founder, chairman and chief executive officer, and SoftBank Group Capital Limited, a wholly-owned subsidiary of SoftBank Group Corp., are our only shareholders who hold Class B ordinary shares. As of February 28, 2019, Mr. Joseph Chen, our founder, chairman and chief executive officer, beneficially owns approximately 23.8% of our outstanding Class A ordinary shares and approximately 55.8% of our outstanding Class B ordinary shares, representing in aggregate 47.6% of our total voting power, and SoftBank Group Capital Limited owns approximately 36.5% of our outstanding Class A ordinary shares and approximately 44.2% of our outstanding Class B ordinary shares, representing in aggregate 42.7% of our total voting power.

Due in large part to the disparate voting powers attached to the two classes of ordinary shares, Mr. Chen and SoftBank Group Capital Limited have controlling power over matters requiring shareholder approval, subject to certain exceptions. As between Mr. Chen and SB Pan Pacific Corporation, the approvals of SB Pan Pacific Corporation are required for certain important matters relating to our company. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Voting Rights.” This concentration of ownership and voting power in the hands of Mr. Chen and SoftBank Group Capital Limited may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 28, 2019, not including options, we have 1,044,891,318 ordinary shares outstanding comprised of (i) 463,417,860 Class A ordinary shares represented by ADSs, among which 239,922,360 Class A ordinary shares are represented by ADSs that are freely transferable without restriction or additional registration under the Securities Act, and the rest are represented by ADSs that are subject to transfer restriction or additional registration under the Securities Act, (ii) 276,085,008 Class A ordinary shares not represented by ADSs, which are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, and (iii) 305,388,450 Class B ordinary shares which, following conversion to Class A ordinary shares by the holder of the Class B ordinary shares, are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Except as described in this annual report and in the deposit agreement, dated as of May 4, 2011, and amendment no. 1 to the deposit agreement, dated as of February 6, 2017, by and among our company, Citibank, N.A., as depositary, and the holders and beneficial owners of American depositary shares, holders of our ADSs will not be able to exercise voting rights attaching to the underlying Class A ordinary shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the underlying Class A ordinary shares represented by the ADSs. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions.

Pursuant to our amended and restated memorandum and articles of association, we may convene a shareholders’ meeting upon seven calendar days’ notice. If we give timely notice to the depositary under the terms of the deposit agreement, which is 30 days’ notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, although you may directly exercise your right to vote by withdrawing the Class A ordinary shares underlying your ADSs, you may not receive sufficient advance notice of an upcoming shareholders’ meeting to withdraw the Class A ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter.

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

We believe we were classified as a PFIC for the taxable year ended December 31, 2018. Our PFIC status for the current taxable year ending December 31, 2019 will not be determinable until after the close of the year, and we may also be classified as a PFIC for such taxable year and in future taxable years. Our PFIC classification for any particular year will depend on the value of our ordinary shares and ADSs, the nature of our assets and income over time, and the nature of our business. There can be no assurance that we will not be a PFIC for any future taxable year, even now that we hold fewer passive investment assets as a result of the OPI Transaction.

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

We began our operations in China in 2002 through Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, which subsequently became one of our consolidated affiliated entities. Our current holding company, Renren Inc., was incorporated in February 2006 in the Cayman Islands under our prior name, Oak Pacific Interactive. Through a corporate restructuring in March 2006, Oak Pacific Interactive became our holding company. In December 2010, we changed our corporate name from Oak Pacific Interactive to Renren Inc.

On March 25, 2011, we implemented a ten-for-one share split. Except as otherwise indicated, all information in this annual report concerning share and per share data gives retroactive effect to the ten-for-one share split.

In May 2011, we completed our initial public offering and our ADSs began trading on the NYSE under the symbol “RENN.”

In the years following our initial public offering, we acquired or disposed of several businesses as we explored different ways of monetizing our SNS platform:

•	In October 2011, we acquired 56.com, a leading user generated content online video sharing website in China. We disposed of this business in two stages in October 2014 and December 2014.

•	In October 2013, we disposed of the majority of our equity interest in our group-buying services business. We disposed of our remaining interest in this business in February 2014.

•	In November 2015, our board of directors approved the disposition of our online game business. We completed the disposition of this business in March 2016.

We launched our financing business in the fourth quarter of 2014 with Renren Fenqi, a financial service platform providing credit financing to college students in China for making purchases on e-commerce platforms on an installment payment basis. In the first quarter of 2015, we launched a used automobile financing service to provide credit financing to used automobile dealers in China. In the second quarter of 2015, we launched Renren Licai, a financing platform, as one source of funds for the credit financing that we extend in our internet finance business. In the second quarter of 2016, we stopped making loans through Renren Fenqi, and in the third quarter of 2017, we stopped issuing new financing products on our Renren Licai platform. Kaixin’s financing business currently has ceased to extend financing to third parties, and instead focuses on internal financing to Kaixin’s dealerships.

Renren SNS gradually transitioned to the sale of internet value-added services, or IVAS, relating to virtual items and VIP memberships in connection with live streaming services. Woxiu is a PC-based social video platform that was originally offered on 56.com and remained part of our company after we disposed of 56.com in 2014. In the second quarter of 2016, we launched Renren mobile live streaming to serve as the mobile counterpart to Woxiu.

We launched our SaaS businesses in the United States with Chime, an all-in-one real estate solution provider, in August 2016.

On February 6, 2017, we changed the number of ordinary shares represented by each ADS from three to fifteen. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to this change.

We launched our used automobile business in the middle of 2017, and used automotive sales already accounted for the majority of our revenues in 2017. We operate our used automobile business primarily through our wholly-owned subsidiary Kaixin.

We further expanded our SaaS businesses by our acquisition of Geographic Farming, LLC, a 360° real estate marketing and media service provider, in August 2017. Geographic Farming provides fully customizable lead capture landing pages that offer multiple home value estimates.

In December 2017, we acquired 100% of Trucker Path Inc., a transportation network company specializing in online and mobile services for the trucking industry in the United States. Trucker Path operates a large American online trucking community with over one million installs of its application on Google Play Store.

In June 2018, we paid a special cash dividend and disposed of the overwhelming majority of our long-term investments. See “—The OPI Transaction” below.

In December 2018, we disposed of all tangible and intangible assets in our SNS platform and the related business, including Renren mobile live streaming. We now classify our SNS business under discontinued operations. See “—Sale of SNS Business” below.

In April 2019, we closed a series of transactions that raised approximately US$30.9 million for Kaixin, reduced our equity interest in Kaixin below 100% and resulted in the separate listing of Kaixin on the Nasdaq Stock Market. See “—The Kaixin Offering” below.

The OPI Transaction

On April 30, 2018, we announced a special cash dividend payable to all holders of our ordinary shares (including ordinary shares represented by ADSs). At the same time, we also announced that Oak Pacific Investment, a wholly-owned subsidiary of Renren Inc., would be conducting a private placement in which it would offer its ordinary shares solely to shareholders of Renren, for which the waiver of the cash dividend would be the sole form of payment that would be accepted. We refer to the cash dividend, the private placement, and the ancillary agreements and actions as the OPI Transaction.

The OPI Transaction was undertaken to reduce the number and aggregate size of our long-term investments in order to mitigate the risk of Renren being deemed to be an investment company within the meaning of the Investment Company Act of 1940. At the time of the OPI Transaction, Oak Pacific Investment held one active business, which was our ZenZone advertising agency business. Oak Pacific Investment also held shares in 44 portfolio companies and interests in 6 investment funds. These portfolio companies and investment funds had an aggregate book value of US$530.6 million as of December 31, 2017, and represented the overwhelming majority of our long-term investments in terms of both book value and fair market value.

The private placement closed on June 21, 2018, and we completed the payment of the special cash dividend shortly thereafter. The one share in Oak Pacific Investment previously held by Renren Inc. was redeemed for no value as part of the OPI Transaction, and Oak Pacific Investment became entirely owned by the purchasers in the private placement. Renren no longer has any ownership interest in Oak Pacific Investment and Oak Pacific Investment is no longer consolidated in our financial statements. Immediately prior to the closing of the private placement, Oak Pacific Investment issued a note to Renren as part of the OPI Transaction. The principal amount of the note was US$90,000,000, the interest rate was 8% per year, and the term was the earlier of five years and the date upon which Oak Pacific Investment and its subsidiaries no longer hold any shares of Social Finance Inc. In March 2019, the interest rate was increased to 8.5% per year in connection with a refinancing of Oak Pacific Investment’s debt obligations.

Sale of SNS Business

In December 2018, we disposed of all tangible and intangible assets in our SNS platform and the related business, including Renren mobile live streaming, to Beijing Infinities Interactive Media Co., Ltd. for cash consideration of US$20 million and shares in the purchaser’s parent company, Infinities Technology (Cayman) Holding Limited, with a value of US$40 million, based on an agreed-upon estimated valuation of US$700 million for the parent company.

Oak Pacific Holdings, a company controlled by Mr. Joseph Chen, our chairman and chief executive officer, and Mr. James Jian Liu, our executive director and chief operating officer, controls one of the minority shareholders of the purchaser. This asset sale transaction was discussed and approved by the audit committee of Renren’s board of directors, which considered the background and material terms of this transaction as well as the result of a fairness analysis conducted by Duff & Phelps, LLC, and was approved by Renren’s board of directors. As required by our articles of association, this transaction was also conditional on the approval of SB Pan Pacific Corporation, an affiliate of one of our major shareholders, which approval was obtained.

The sale closed on December 29, 2018, and we classify our former SNS business under discontinued operations. However, as there are certain post-closing procedures to complete with the purchaser, there are certain risks associated with the transaction still remaining on our part. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business—Until we can complete certain post-closing procedures, we will maintain title to the trademarks and domain names used by the SNS platform and related businesses that we sold in 2018. If the purchaser’s operation of the SNS business is not in compliance with PRC regulations, we may be subject to severe penalties. ”

The Kaixin Offering

We use “Kaixin” in this annual report to refer to the entity that operates our used automobile business. Prior to April 30, 2019, “Kaixin” refers to Kaixin Auto Group, which was a wholly-owned subsidiary of Renren Inc. From April 30, 2019, “Kaixin” refers to Kaixin Auto Holdings, a company listed on the Nasdaq Stock Market. Kaixin Auto Holdings was formerly CM Seven Star Acquisition Corporation, a blank check company formed for the purpose of entering into a business combination with one or more businesses. Pursuant to a series of transactions that closed on April 30, 2019, Renren Inc. acquired a controlling interest in Kaixin Auto Holdings and Kaixin Auto Holdings acquired 100% ownership of Kaixin Auto Group. This series of transactions also raised approximately US$28.3 million for Kaixin and resulted in the separate listing of Kaixin on the Nasdaq Stock Market under the ticker symbol KXIN. We refer to this series of transactions as the “Kaixin Offering.”

Renren currently holds approximately 25.0 million ordinary shares of Kaixin. An additional 3.3 million ordinary shares of Kaixin Auto Group are being held in escrow as potential indemnity for claims that may be asserted under the share exchange agreement relating to the Kaixin Offering. These 3.3 million shares will be released to Renren in May 2021 if they remain in escrow at that time. An additional 19.5 million ordinary shares of Kaixin are being held in escrow as earnout shares pending Kaixin’s financial results for 2019 and 2020. The earnout shares will be cancelled if they are not transferred to Renren pursuant to the earnout provisions by May 2021.

Renren has the right to vote the 22.8 million ordinary shares that are held in escrow as well as the 25.0 million ordinary shares that it holds directly. While the earnout shares remain outstanding, Renren will have the right to exercise 77.9% of the outstanding vote of Kaixin, assuming no other changes to Kaixin’s capital structure. If the 19.5 million earnout shares are cancelled, Renren will have the right to exercise 67.6% of the outstanding vote of Kaixin, assuming no other changes to Kaixin’s capital structure.

If Kaixin’s gross revenue for the year ended December 31, 2019 is greater than or equal to RMB5 billion, Renren is entitled to receive 1,950,000 ordinary shares of Kaixin. If Kaixin’s adjusted EBITDA for the year ended December 31, 2019 is greater than or equal to RMB150 million, Renren is entitled to receive 3,900,000 ordinary shares of Kaixin, increasing proportionally to 7,800,000 ordinary shares if Kaixin’s adjusted EBITDA is greater than or equal to RMB200 million. Finally, if Kaixin’s adjusted EBITDA for the year ended December 31, 2020 is greater than or equal to RMB340 million, Renren is entitled to receive 4,875,000 ordinary shares of Kaixin, increasing proportionally to 9,750,000 ordinary shares if Kaixin’s adjusted EBITDA is greater than or equal to RMB480 million. Any earnout shares that are not earned will be cancelled.

Furthermore, notwithstanding the revenue and adjusted EBITDA achieved by Kaixin for any period, Renren will receive the 2019 earnout shares if Kaixin’s stock price is higher than US$13.00 for any sixty days in any period of ninety consecutive trading days during an fifteen month period following the closing, and Renren will receive the 2019 earnout shares and the 2020 earnout shares if Kaixin’s stock price is higher than US$13.50 for any sixty days in any period of ninety consecutive trading days during a thirty month period following the closing. In addition, in either case the 3.3 million ordinary shares held in escrow as potential indemnity would be released to us together with the applicable earnout shares, although this would not relieve us of any potential liability under the share exchange agreement. As of May 13, 2019, the closing price for Kaixin shares on the Nasdaq Stock Market was US$3.19.

Kaixin has reserved approximately 4.7 million ordinary shares for issuance under its equity incentive plan. Furthermore, under the equity purchase agreements pursuant to which Kaixin has acquired majority control of its dealerships and certain after-sale partners, Kaixin is obligated to make certain payments of its ordinary shares over a six-year period to sellers who have retained a minority interest in the special purpose holding entity of those dealerships and after-sale service centers. In connection with the Kaixin Offering, Renren has agreed to bear the obligation to make these payments, which will further reduce our equity interest in Kaixin. See “Item 4.B—Business Overview—Certain Legal Arrangements—Legal Arrangements with Dealerships and After-Sale Partners” and note 5 to the accompanying financial statements. Transfers of Kaixin shares by Renren to these sellers would further reduce Renren’s ownership interest in Kaixin.

Shareholder Value Fund, which holds approximately 5.0 million ordinary shares of Kaixin, has agreed to grant a proxy to us with respect to the vote of all the ordinary shares it beneficially owns it with respect to the appointment of any independent directors or director nominees and any of their successors or replacements.

We expect that we will continue to consolidate Kaixin in our financial statements, such that our revenues and expenses should not be reduced by the reduction in our equity interest in Kaixin. However, net income attributable to Renren Inc. may be materially less than our net income due to the various minority interests in Kaixin.

Kaixin will continue to be led by its existing management team with Chen Ji as its chief executive officer and Thomas Ren as its chief financial officer. Mr. Joseph Chen is the chairman of the board of directors of Kaixin. Kaixin will remain headquartered in Beijing, China.

Our Offices

Our principal executive offices are located at 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, the People’s Republic of China. Our telephone number at this address is +86 10-8448-1818. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 345-949-8066. We also have offices in 32 other cities in China, including Shanghai and Guangzhou, as well as 1 office in the United States and 1 office in the Philippines.

B.	Business Overview

Overview

Our Kaixin business provides car purchasers in China with access to a wide selection of used vehicles across our network, with a focus on premium brands such as Audi, BMW, Mercedes-Benz, Land Rover and Porsche. In addition, we arrange financing options for customers through Ping An Bank and other financial services partners. We also offer value-added services including warranties, insurance and after-sale products and services. Our after-sale products and services include registration, detailing, maintenance and accessories. We launched this business in the middle of 2017, and used automotive sales already accounted for the majority of our revenues in 2017. During 2017, we provided floor financing to third-party used automobile dealers in addition to our own dealerships, but currently we only extend new financing to our own dealerships. In the year ended December 31, 2018, approximately 93.8% of our net revenues were derived from our used automobile sales business.

We have a network of 14 dealerships across China. For the most part these are located in tier 2 and lower cities, where we believe the mix of cost structure, consumer demand and opportunity for growth is most favorable. We provide capital, a unified brand, a technology system and operational coordination. Under this model, all of the cash flow, financial and accounting recordkeeping across our dealerships is centralized. In addition, marketing and promotional activities are also centralized, although certain aspects may be executed at the dealership level. Due to restrictions on foreign ownership of certain industries in China, our variable interest entity Shanghai Jieying Automobile Sales Co., Ltd., or Shanghai Jieying, is the contracting party under these arrangements.

Woxiu, which means “a show of your own” in Chinese, is a social video platform for users to stream their performances live to viewers. Woxiu was originally a PC-based platform, and was complemented by Renren mobile live streaming, which we launched in the second quarter of 2016. Woxiu has since developed its own mobile-based component, and we disposed of Renren mobile live streaming together with the rest of our SNS business at the end of 2018. Approximately 5.7% of our net revenues in 2018 were derived from Woxiu and a variety of other internet value-added services, or IVAS.

Our SaaS businesses began with our launch of Chime in August 2016 and it was further expanded by our acquisition of Geographic Farming, LLC, in August 2017. Chime is an all-in-one real estate solution provider and Geographic Farming is a 360° real estate marketing and media service provider. Unlike our other businesses, our SaaS business is currently focused on the U.S. market rather than the China market. Our SaaS businesses are still in the early stages of development and did not generate significant revenue in 2018.

Trucker Path is the provider of a social platform for the trucking industry in the United States which we acquired in December 2017. Its core product is the Trucker Path app, a trip planning companion for truck drivers, enabling a large driver community to assist each other in updating the real-time status of relevant points-of-interest on their route. It helps truckers find truck stops, available parking spots, rest areas, scales, open Department of Transportation weigh stations, truck washes and more.

Our total net revenues increased from US$47.5 million in 2016 to US$174.6 million in 2017 and US$498.2 million in 2018, and losses from continuing operations fluctuated from US$63.1 million in 2016 to income of US$8.7 million in 2017 and losses of US$158.8 million in 2018.

Our Used Automobile Business

Our used automobile business is operated by our subsidiary Kaixin. Kaixin provides dealerships an integrated technology system, centralized operational control and management, a unified brand and capital support. Kaixin primarily generates revenues from sales of used automobiles, as well as fees obtained from its role as a channel partner for third-party auto financing and other value-added services. Kaixin also generates revenues in connection with consignment arrangements with third-party dealers through which Kaixin facilitates sales of their cars. In 2018, revenues generated from auto sales constituted 97.5% of Kaixin’s revenues, while floor financing revenues comprised 0.5% and other value-added services revenues comprised the remaining 2.0%.

We have a network of 14 dealerships across China, all of which are operated by Kaixin. This number does not include our dealership in Ji’nan, which became involved in legal proceedings in 2018 and is currently not operating as a business. Renren has retained direct control of the Ji’nan dealership. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information.

The Kaixin Offering, which closed on April 30, 2019, has reduced our ownership interest in Kaixin. Our ownership interest in Kaixin is likely to change further due to Kaixin’s incentive share program, Renren’s obligation to transfer Kaixin shares to the minority owners of Kaixin dealerships and others, and Renren’s right to receive additional Kaixin shares based on Kaixin’s financial results and share price, as well as due to any future offerings of equity or equity-linked securities that Kaixin may undertake. See “—The Kaixin Offering” above.

Automobile Sales Business

In its automobile sales business, Kaixin primarily sells used vehicles and related products and services. Kaixin’s inventory is comprised of used vehicles it purchases from car owners and other sources for resale across its network, which consists of 14 dealerships. As of December 31, 2018, Kaixin offered an inventory of 1,012 vehicles. Kaixin believes its comprehensive inventory provides a wide selection to its customers. In addition, Kaixin has leveraged its deep technology expertise in generating traffic of potential buyers, providing targeted marketing, and optimizing its operational model.

Used Automobile Sales

Through its used automobile sales business, which was launched in the second half of 2017, Kaixin sells premium used automobiles, including brands such as Audi, BMW, Mercedes-Benz, Land Rover and Porsche. Used automobile sales accounted for 98.7% of all of the vehicles Kaixin sold in 2018. Kaixin displays vehicles at its in-store showrooms as well as on its Kaixin Auto mobile apps and website, and through other online vertical channels, such as Autohome and 58.com. We have found that while customers tend to browse for autos on Kaixin’s mobile apps and website, which serve as a key tool for reaching and engaging potential customers, sales occur at physical dealership outlets given the importance of the showroom and test drive experience in the premium used automobile segment.

Kaixin only sells vehicles that are able to pass a thorough inspection process consisting of over 140 steps, which it is able to perform at scale across its network of dealerships prior to reconditioning. Kaixin’s extensive inventory system is displayed on its web and mobile apps to all of its customers nationwide and maximizes the breadth of vehicle selection for customers at any given location. This results in a higher likelihood that customers are able to find the make, model, year and color combination that they desire. In contrast, traditional dealerships are limited in their range of selection because they typically offer only a local inventory of a few hundred vehicles at each location.

Used Automobile Sourcing. Kaixin obtains used vehicle inventory through the large and liquid national used-car market in China. Kaixin acquires vehicle inventory from a variety of sources, including auto finance and leasing companies, internet-only sales platforms, new car dealers who obtain used automobiles as trade-ins for their sales, and its own customers. Kaixin has separated the practice of trading in a used vehicle in conjunction with the purchase of another vehicle into two distinct and independent transactions. Kaixin’s sourcing operations are generally conducted by its dealerships, supported by Kaixin’s Dealer SaaS system, which provides market insights on pricing trends and related market dynamics, popular models and other dealer management functionality. Kaixin has developed a supplemental Kaixin affiliated network dealer model for used vehicles whereby it works with local, small-scale auto dealers through its dealerships to obtain used vehicles.

Under Kaixin’s affiliated network dealer program, Kaixin may advance funds for the purchase of used automobile inventory. Kaixin has also entered into ordinary consignment sale arrangements pursuant to which Kaixin markets and sells used automobile inventory on behalf of another used automobile dealer and collects a percentage of the sale as an agency fee. Such arrangements were not formalized as an operational program and differed from Kaixin’s affiliated network dealer program in that, under the ordinary consignment arrangements, Kaixin did not provide funding for the acquisition of automobile inventory, as it may do under Kaixin’s affiliated network dealer program.

In addition, Kaixin uses internally developed algorithms to advise its dealerships which types of cars to target and market and appropriate prices, identifying criteria such as make, model, price range, and likely locations of such cars. Kaixin’s software sifts through over 20 million data points per day, yielding approximately 6 million unique items after de-duplication, data normalization and anomaly removal. Using this data, Kaixin can evaluate tens of thousands of potential vehicle purchases each day, giving Kaixin a distinct advantage over traditional in-person sourcing methods. Kaixin utilizes a broad range of data sources, including proprietary internal data and a variety of external data sources to support its assessments. On average, vehicles sourced by Kaixin have relatively low mileage and no accident history and are less than three years old.

Inspection and Reconditioning. Before a vehicle is acquired by Kaixin, it must undergo a thorough inspection process, consisting of over 140 steps and covering all major systems, controls, features, brakes, tires and cosmetics. This process was developed by a team which had previously worked at the German Auto Quality Standards Organization. Kaixin does not acquire vehicles which are in poor condition, have a history of accidents, water or fire damage and extensive mileage, or other unacceptable attributes for its inventory. When an inspection is completed, Kaixin estimates the necessary reconditioning cost for the vehicle and the expected timing for the vehicle to be made available for sale. Kaixin also determines the scope of the reconditioning required to bring the vehicle up to Kaixin’s internal quality standards. Each reconditioning location includes trained technicians, vehicle lifts, and dent repair and paint capabilities, and receives on-site support from third-party vendors with whom Kaixin has integrated systems to ensure ready access to parts and materials. Kaixin’s centrally trained repair teams perform routine mechanical and minor body repairs in-house at its dealerships.

New Car Sales

Our dealership in Ji’nan also offered certain new cars, primarily parallel imports of the same major brands we sell in our used automobile business. During 2018, new car sales accounted for 72.0% of all of the automobiles sold at the Ji’nan dealership and 7.3% of all the automobiles we sold in the same period. Our new car sales model is very similar to the description under “—Used Automobile Sales” above, with the main difference being the sourcing of vehicles, which are typically sourced from manufacturers and other suppliers. However, our Ji’nan dealership has ceased operations pending the resolution of certain legal proceedings. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information. We have no plans to sell new cars in the foreseeable future.

Merchandising, Transportation and Fulfillment

To provide transparency to customers, Kaixin provides extensive external and interior photographs of each vehicle on its online catalog. Kaixin has instituted a unified standard across all reconditioning centers to ensure a consistent customer experience.

Kaixin typically relies on trusted third-party transportation partners to assist with the transportation of vehicles between dealership outlets, reconditioning centers and storage locations. Kaixin stores inventory at its dealerships, and when a vehicle is sold, it is available for direct pick-up or shipping to customers, whether locally or across provinces.

Kaixin’s Floor Financing Business

In its used automobile floor financing service, which was launched in the first quarter of 2015, Kaixin extends credit to its dealerships and the dealers in its affiliated network. Kaixin’s loans to used automobile dealerships are structured on a finance lease basis, whereby the entity lessor sells Kaixin the vehicle before leasing it back from Kaixin, making payments over time, although for accounting purposes the transaction is not treated as a sale as it is not substantively a sale due to the economic substance of the transaction. As of December 31, 2018, Kaixin had extended credit in aggregate outstanding amounts of RMB121.1 million (US$17.6 million) to third- party, non-majority-owned dealers. Kaixin does not formally transfer the registration of the vehicle into its name or file mortgage registrations relating to the lease of the vehicle, but its contract with the lessor obligates the lessor not to take any action that could undermine Kaixin’s title to the vehicle. Further, Kaixin retains in its control all documents relating to the vehicle and title and provides markings for the vehicle identifying it as owned by Kaixin. Kaixin’s employees inspect the cars that are sold and leased back under these arrangements and visit the borrowers periodically to ensure that cars recorded as still in inventory have not been sold and that cars that have been sold are replaced by new inventory that becomes part of the security for the loans. Kaixin’s floor financing business currently has ceased to extend financing to dealers in its affiliated network, and instead focuses on internal financing to its dealerships.

Funds for Kaixin’s floor finance business historically had been provided in part by the issuance of asset-backed securities collateralized by that credit financing, other peer-to-peer platforms and Renren Licai, Renren’s financing platform. These asset-backed securities were reflected as liabilities on Kaixin’s balance sheet and the corresponding collateral, which was constantly renewed over the life of the securities, as assets. All asset-backed securities were repaid in April 2018, and the balance was nil as of December 31, 2018.

During 2017, Kaixin provided floor financing to third-party used automobile dealers in addition to its dealerships. Kaixin currently only extends new financing to its dealerships, such that the intracompany loans and principal and interest payments are consolidated in its financial statements, while it pays interest at a group level to lenders when the funds involved in the loan are obtained from a third-party financing partner. Kaixin’s financing business currently has ceased to extend financing to third parties.

Auto Loan Financing Facilitation

The availability of financing for car sales at Kaixin’s dealership outlets is a critical component of the vehicle purchase process, and having an array of financing sources increases approvals, expands finance opportunities for customers and mitigates business risks, which Kaixin believes is an important competitive advantage. As of December 31, 2018, Kaixin’s financing facilitation network extended to approximately 470 dealers in 35 cities. In its financing facilitation business, Kaixin provides customers access to credit across a wide range of the credit spectrum through its partnership with Ping An Bank, Shanghai Branch. This partnership covers Kaixin’s dealerships as well as a number of other third-party dealers in cities across China. Kaixin also cooperates with other major PRC financing partners. Kaixin has a direct arrangement with Ping An Bank, Shanghai Branch, while its agreement with its other primary PRC financing partner is through one of its major consumer financing affiliates. In addition to its relationship with these partners, dealerships may partner with other local financing providers.

Kaixin utilizes its sales team, dealership financial managers and sales agents, as well as representatives from its financing partners, to promote automotive financing solutions and explain the key terms to prospective car buyers. Kaixin provides credit application forms to prospective car buyers and collects completed applications from them. There is typically an interim period between the financing approval and the disbursement of funds of up to a few weeks. To address this, Kaixin typically provides interim financing to dealerships in its affiliated network to allow them to complete sales and allow customers to begin to enjoy their purchased vehicles immediately, which Kaixin records on its balance sheet as current assets. Kaixin’s interim financing is repaid when customers register their vehicles as collateral to the lending bank, which then releases the funds to it.

Kaixin charges financial institutions service fees for credit origination. These service fees are typically based on a percentage of the principal amount of the relevant financing transaction. In 2018, Kaixin facilitated financing transactions in the total amount of RMB1,702.9 million (US$257.7 million). In its role as a channel partner, Kaixin does not take counterparty risk in connection with these consumer financing activities or carry related assets and liabilities its balance sheet, which it believes is a key advantage over its competitors who do. This reduces risks to Kaixin’s business while giving it the advantages of stability, customer convenience and ability to benefit from this additional source of revenue.

Value-Added Services

In addition to sales of cars and its auto loan financing facilitation business, Kaixin offers a number of value-added services to its customers. Kaixin provides these value-added services, including insurance, extended warranties and after-sale services, through its own dealerships as well as dealers in its affiliated network.

We believe that we have a deep understanding of car buyers’ insurance needs and are able to offer products with competitive pricing and coverage policies. Kaixin will continue to explore and identify opportunities which may include additional types of insurance, car customization, maintenance and repair, and personal wealth management products.

Insurance and Warranties

Kaixin’s platform facilitates value-added services to car buyers, which currently comprise sales of third-party insurance policies and third-party extended warranty coverage. Kaixin’s scale and ability to provide an effective channel for insurance brokers and companies to acquire customers have enabled it to negotiate more favorable standard terms for car buyers. Kaixin earns service fees from insurance and extended warranty policy brokers for facilitating the sale of such insurance products.

•	Insurance. In the third quarter of 2017, Kaixin started to facilitate the sale of insurance products for insurance brokers. Kaixin is able to provide access to a large number of car buyers for insurance brokers and companies, making it a natural and highly efficient partner for them to promote their insurance products. The insurance products currently offered through Kaixin’s platform are related to accident insurance.

•	Warranties. Beginning in the second quarter of 2018, Kaixin has served as a distribution channel for automobile extended warranty providers to offer their products to its customers.

After-Sale Services

Kaixin provides customers with a range of related after-sale products and services, including detailing, maintenance and accessories. Kaixin’s one-stop service simplifies the process for its customers. Kaixin currently operates one after-sale service center. We view Kaixin’s after-sale service offerings as a key part of its customer engagement, enabling it to serve customers at each stage of the vehicle ownership cycle. Customers in the premium used automobile segment expect extensive after-sale services and value this as part of their relationship with Kaixin, and Kaixin views after-sale services as a critical component for its dealerships to retain their existing customers and yield increased repeat business.

Kaixin’s Dealership Network

Kaixin’s network of dealerships is focused primarily on tier 2 and below cities, where we believe the mix of cost structure, consumer demand and opportunity for growth is most favorable. The graphic below illustrates the scale of Kaixin’s network:

Dealership Evaluation and Selection Process

In expanding its network of dealerships, Kaixin carefully considers potential markets and conducts a systematic evaluation of each potential new site, using a scoring system that it has developed internally. In its scoring system, Kaixin considers a number of factors in the area served, including:

•	location, nature and quality;

•	population density;

•	age distribution and average disposable income of consumers;

•	foot traffic for other businesses in the same area;

•	locations of other car dealerships;

•	estimated customer traffic;

•	structure of the dealership, including availability of showroom and parking space; and

•	rental costs, lease economics and estimated return on investment.

Due to its active and systematic evaluation process, Kaixin is able to maintain a robust pipeline of potential dealerships and locations. In addition, Kaixin also recommends suitable locations for its existing dealerships to expand their operations.

Management of Dealerships

Kaixin has adopted an operating model for its auto sales business which we believe aligns the economic interests of Kaixin’s dealerships, in which Kaixin retains majority control, with its overall business. Kaixin provides capital, a unified brand, a technology system and operational coordination to its dealerships. Under this model, all of the cash flow, operational activities and financial and accounting recordkeeping across its dealerships are centrally managed. In addition, marketing and promotional activities are also centrally managed, although certain aspects may be executed at the dealership level. Kaixin also supports dealerships with its Dealer SaaS system, powered by big data and AI, which provides market insights and dealer management functionality, including inventory management, used automobile assessment, customer management, order management, and financing management and reporting, and assists dealerships in making day-to-day operational decisions. The Dealer SaaS system also supports their sales through data mining and analysis of existing customer data bases and online lead generation.

Kaixin believes that this operating model promotes customer loyalty and provides significant operational advantages, by introducing standard practices for operational rules, legal documentation and processes. It also creates a common culture to promote bonding and buy-in among Kaixin’s direct employees, dealers and other workers across its platform.

See “—Certain Legal Arrangements—Legal Arrangements with Dealerships and After-Sale Partners—Equity Purchase Agreement” for more details on the ownership structure of Kaixin’s dealerships.

Kaixin’s internal team for dealership management is responsible for day-to-day operational matters as well as development and expansion of its dealership network. One of their responsibilities is to monitor compliance with the operational obligations for the management of Kaixin’s dealerships. We refer to these conditions as the “constitution” governing the management of Kaixin’s dealerships.

These obligations include synchronization of the financial system, business processes and rules and regulations with Kaixin’s platform, such as:

•	financial regulations, which cover use of funds, revenue recognition and other accounting regulations;

•	vehicle procurement standards;

•	vehicle evaluation and quality control, relating to used automobile evaluation, certification and pricing;

•	inventory management, which covers warehousing and outbound regulations;

•	vehicle sales regulations, which cover display and marketing;

•	personnel and organizational structure regulations;

•	management regulations, which relate to facility development and management;

•	adoption of Kaixin’s Dealer SaaS system, which is the primary tool for monitoring compliance; and

•	adoption of Kaixin’s governance structure, which requires that the board of each special purpose holding company that holds the ownership interests in one or more dealerships consists of three directors, two of whom are appointed by Kaixin.

In the event that these conditions are not fulfilled, Kaixin is entitled to recourse against the seller of the dealership or to terminate the equity purchase agreement. Kaixin also has the option to terminate the equity purchase agreement in certain circumstances, including but not limited to the death or incapacity of the seller, issues of integrity or criminal conviction of the seller, and material default by the seller.

Kaixin’s relationships with its dealerships are described in further detail below under “—Certain Legal Arrangements—Legal Arrangements with Dealerships and After-Sale Partners.”

Customers

Search and Discovery. Kaixin attracts customers through a variety of channels, including referrals, walk-ins, especially for certain of our dealerships located in prime areas, and online performance-based advertising. Kaixin believes referrals are key to its customers as they will want to purchase used automobiles from a business they can trust. The Kaixin website and mobile app allow prospective car buyers to instantly browse, research, filter and identify vehicles that interest them. Approximately one-third of the automobiles in Kaixin’s inventory were available for viewing on Kaixin’s website and mobile app as of December 31, 2018. Kaixin has also developed a series of innovative features to enhance customer experience and enable better product discovery, such as engaging images and other content, as well as easy-to-use site navigation tools and personalization features. In addition, Kaixin also utilizes other online vertical channels such as Autohome and 58.com. When customers click on listings, they are able to leave their contact information, which will be forwarded to Kaixin’s sales team at the relevant dealership. A member of the dealership sales team will make an appointment with the customer to visit the showroom.

Transaction Execution. A customer may decide to purchase a vehicle on the first visit to a Kaixin showroom, although in the premium segment, customers often spend some time before making a final purchase decision. Once a purchase decision has been made, the customer is able to complete the purchase at a Kaixin dealership outlet and if desired, apply for a loan through one of Kaixin’s partners to finance the purchase. They are able to complete purchases rapidly, pending only approval of financing when it is required. Once a loan is approved by one of Kaixin’s main financing partners, there is typically a waiting period of up to a few weeks before the bank releases the loan funds to the customer. Kaixin uses its own capital during the interim period between approval and release of funds by the financing partner. Kaixin strives to limit hidden fees, such that Kaixin’s single price includes transfer of title and registration fees.

Financing and Payment. Through its financing partners, Kaixin is able to offer down payment and monthly payment combinations that allow customers to choose their preferred financing. Kaixin has currently integrated its system with Ping An Bank, Shanghai Branch to allow customers to apply for financing online or on-site at its dealership outlets. Kaixin is currently integrating with another major PRC financial institution and expect to support similar functionality in 2019.

Trade-in. In the event a customer wishes to trade in their existing car, Kaixin is able to provide estimates rapidly to assist them in making their decision using its technology system powered by its big data insights. Kaixin typically offers favorable trade-in terms in connection with sales.

Post-sale customer care. Once customers receive their car, Kaixin’s customer service representatives manage the post-sale coordination and service call process. Kaixin believes these policies serve to cement the confidence its customers have in the quality of its vehicles and are helpful in generating referrals and repeat business.

Technology

Kaixin’s business is driven by data and technology at all stages of the process, from inventory purchasing, reconditioning, photography and annotation through online merchandising, sales, financing, logistics and delivery. Kaixin’s proprietary and exclusive technology portfolio includes:

Customer Interface. Through its mobile app and website, Kaixin allows customers to conveniently browse vehicle inventory, arrange visits to showrooms and understand the car buying process. Users are also able to pay deposits online to reserve an automobile for purchase once they have made their selection. Users who desire to sell their cars to Kaixin are able to input information to receive an estimate for the sale of their car.

Dealer SaaS System. Kaixin’s Dealer SaaS system is designed to cover every aspect of a car dealer’s daily operations, including finance, inventory, sales, procurement, vehicle assessment, and value-added services to improve operational efficiency. It also provides market data insights to assist dealers in their inventory procurement and marketing. Kaixin includes all of its dealerships as well as certain of the dealers in its affiliated network in the use of this platform. The Dealer SaaS system is supported by cloud-based functions, and Kaixin also provides certain functions via its mobile apps and website.

The following graphic depicts the structure and function of Kaixin’s Dealer SaaS system:

Kaixin Affiliated Network Dealer SaaS. In addition to providing services for dealerships, Kaixin opens the Dealer SaaS system to Kaixin affiliated network dealers. Any premium car dealer will be able to provide quality cars to the Kaixin inventory system for other car dealers to choose from, improve the sharing and exchange of vehicle information and helping increase turnover.

Big Data Analytics. Kaixin’s big data analytics system collects over 20 million data points daily, covering approximately 490 cities. After de-duplication, data normalization and anomaly removal, this yields approximately 6 million unique, highly relevant data items related to used vehicles for further analysis. Key inputs for this system include used automobile make, model, pricing and sales data, which Kaixin gathers from most major online used automobile vehicle data sources in China at a national level. Kaixin also leverages data sourced from Cheyipai, a B2B used automobile auction service provider. These provide a 360-degree view of market conditions using AI technology. These outputs include auto listing volumes and historical supply and demand trends, sales data at the province level, and pricing and sales data at the municipality level to generate actionable insights for Kaixin’s business, including inventory analysis, procurement intelligence and trend tracking. For instance, Kaixin is able to generate supply and demand curves for used automobiles of various models, brands and prices for specified time periods and in specified provinces and cities.

Certain Legal Arrangements

Kaixin has entered into a series of legal arrangements with its dealerships, platform participants and other related parties, which are described in further detail below.

Legal Arrangements with Dealerships and After-Sale Partners

Equity Purchase Agreement

Kaixin’s variable interest entity, Shanghai Jieying, is the contracting party under the equity purchase agreements relating to its dealerships, and Kaixin’s variable interest entity Shanghai Zhoushuo Auto Technology Co., Ltd., or Shanghai Zhoushuo, is the contracting party under the equity purchase agreements relating to its after-sale service centers. Shanghai Jieying and Shanghai Zhoushuo are together referred to below as the acquiring entities. In addition to the equity purchase agreements, in the case of dealerships, Kaixin also purchased all car inventories from each dealership for cash at fair value. The primary framework agreement relating to dealerships and after-sale service centers is an equity purchase agreement, pursuant to which the relevant acquiring entity, as purchaser, agrees with the shareholder(s) of an existing car dealership or after-sale service center, as seller(s), to purchase a majority interest in the business pursuant to the below terms:

•	The shareholder(s) of the dealership or after-sale service center agree to set up a new special purpose holding entity to which the shareholder(s) transfer the eligible assets, employees and business contracts owned and leased by the existing dealership or after-sale service center to the relevant acquiring entity; in turn, the relevant acquiring entity agrees to subscribe for a portion of the equity from the seller(s) and contributes cash to the new entity to ultimately hold 70% of the equity interests in the new entity, consisting of 40% of the equity interests in the new entity transferred from the seller(s) and 30% of the equity interests in the new entity as a capital increase of the new entity.

•	As consideration for the 40% of the equity interests in the new entity transferred from the seller(s), the relevant acquiring entity agrees to pay to the shareholder(s) shares issued by Kaixin (or another future overseas holding entity of the relevant acquiring entity) to the seller(s) or seller’s overseas holding entity, calculated as follows:

•	First Payment: The amount of the first payment is calculated as all pre-tax net profit generated by the special purpose holding company prior to the date of the completion of the Kaixin Offering, multiplied by the relevant acquiring entity’s ownership percentage in the special purpose holding entity, payable in shares of Kaixin at the per share valuation in the Kaixin Offering within 30 days after the completion of the relevant quarterly unaudited financial statements following the completion of the Kaixin Offering. We expect the first payment to be made in August 2019.

•	Subsequent Payments: The total amount of the subsequent payments is calculated as all pre-tax net profit generated by the special purpose holding company during the relevant performance benchmark period, multiplied by the relevant acquiring entity’s ownership percentage in the special purpose holding company, multiplied further by a factor of 12, payable within 30 days after the completion of the relevant quarterly unaudited financial statements following the completion of the performance benchmark period and after every 12 months following the performance benchmark period until the end of the fifth and final performance benchmark period. One fifth of such shares will be granted annually from the initial determination date, over a total period of five years. We expect the first of the five subsequent payments to be made in August 2020.

•	The calculation method of the acquisition price involved in the special purpose holding company’s acquisition and opening of a new dealership outlet is the same as the above provisions, but the date of calculation of the specific performance benchmark period is determined by the board of directors of the special purpose holding company.

•	Each subsequent payment is subject to adjustment based on a performance metric set forth in the equity purchase agreement, which sets as a performance target a compound growth rate of the special purpose holding company’s profit of 110%, using on the initial performance benchmark period as the baseline. In the event that the special purpose holding company’s performance exceeds the expected pre-tax net profit for the year, the share consideration payable to it is increased proportionally, up to an amount equal to 250% of the number of shares nominally payable for such performance benchmark period. In the event that the special purpose holding company’s performance is lower than the expected pre-tax net profit for the relevant year, the value of the share consideration payable to it is reduced proportionally, subject to a bottom limit of 50% of the value of the shares nominally payable for the relevant period.

•	Based on holding company performance and other commercial considerations, Kaixin may grant other shares to its minority equity holders.

The initial performance benchmark period is defined as the twelve-month period immediately prior to the completion of the Kaixin Offering, if the holding company’s performance inclusion date, which is the date of the first month following inclusion of the relevant holding company’s results in Kaixin’s financial reporting, is at least 12 months prior to the listing date of Kaixin. In the event that the special purpose holding company’s performance inclusion date is less than 12 months prior to the completion of the Kaixin Offering, then each performance benchmark period is calculated as the twelve-month period following its performance inclusion date.

The equity purchase agreements further provide that on the date when the special purpose holding company opens a new dealership outlet or acquires another car dealership business, a separate performance metric may be agreed upon by the parties starting from such date, with a specific performance evaluation method for the new or acquired business agreed upon by both parties.

In the case of Kaixin’s dealerships, each city is covered by a single, separate special purpose holding company, which operates one or more dealership outlets in the relevant city. As of December 31, 2018, we carried contingent consideration with a fair value amounting to US$93.7 million. For additional information, please see note 5 to the accompanying financial statements. Renren will be responsible for settling contingent obligations to dealership operators and indemnifying CM Seven Star for related liabilities.

Ancillary Agreements with Dealerships

In addition to the equity purchase agreements governing the major aspects of the legal and financial relationships between Kaixin and the partners with whom it works to operate its dealerships, Kaixin has also entered into a series of ancillary agreements which are generally designed for compliance with PRC laws and regulations and for value-added tax optimization purposes. We designate an executive of Shanghai Jieying to enter into each agreement, and we refer to this person below as the executive. Kaixin’s revenue for 2018 was primarily generated from transactions under these ancillary agreements, and we expect future revenue from automobile sales to be primarily generated from transactions under these ancillary agreements. Prior to 2018, Kaixin’s used automobile purchase and sale agreements generally resulted in Shanghai Jieying being considered as the legal owner of such vehicles, including while they were held in inventory.

Agreement Type	Key Terms(1)

Used Vehicle Purchase Agreement

Pursuant to the agreement among the owner of a used automobile as seller, an executive as purchaser, and a dealership employee, as registered owner:

•     The executive purchases used automobiles and registers the automobiles in the names of designated employees of the dealership.

•     Shanghai Jieying provides technology consulting services and operational management system services to the executive, and the executive pays service fees to Shanghai Jieying.

Used Automobile Agency Services Agreement

Pursuant to the agreement among Shanghai Jieying, an executive, the dealership and the shareholders of the dealership:

•     The executive entrusts the dealership to purchase, sell, manage, repair and show used automobiles on his or her behalf.

•     Shanghai Jieying pays a monthly fee to the dealer based on the business performance of the dealership.

•     The executive completse the transfer procedures for the purchase and sale of automobiles.

Vehicle Consignment Agreement

Pursuant to the agreement between an executive, as principal, and dealership employee, as agent:

•     The executive authorizes relevant dealership employees to purchase relevant cars on his or her behalf.

•     The executive authorizes dealership employees to register themselves as the named transferee of the vehicles and register the ownership of the cars in their names, while legal ownership remains in the hands of the executive.

•     When a car is sold by an executive, dealership employees are to handle third-party transfer procedures in a timely manner.

Loan and Service Agreement

Pursuant to the agreement between an executive, as borrower, and Shanghai Jieying, as lender:

•     Shanghai Jieying provides loans to the executive which are used to purchase used automobiles.

•     Proceeds from used automobiles sold by the executive on behalf of Shanghai Jieying are used in their entirety to repay the loan. Proceeds in excess of the principal are designated as a service fee paid to Shanghai Jieying from the executive.

Used Vehicle Sales Agreement

Pursuant to the agreement among an executive, as seller, a customer, as purchaser, a designated dealership employee, as the registration transferor, and Shanghai Jieying, as service provider:

•     When an executive sells used automobiles to customers, the automobile registration is transferred from the dealership employee to the customer. The sale proceeds are transferred to the account designated by the executive.

•     Shanghai Jieying provides technology consulting services and operational management system services to the executive, and the executive pays service fees to Shanghai Jieying, which are deducted from the proceeds of the auto sale.

(1) Note: These represent the typical content of contracts Kaixin enters into in connection with our auto sales operations. Kaixin may depart from these terms from time to time based on local conditions, counterparty demands, tax or regulatory considerations or other reasons. Prior to 2018, Kaixin’s used automobile purchase and sale agreements generally resulted in Shanghai Jieying being considered as the legal owner of such vehicles, including while they were held in inventory.

To illustrate, when Kaixin sources an automobile pursuant to a used vehicle purchase agreement, the seller is entitled to payment for the car, and the legal title is transferred to the executive, with the registration in the name of one of the dealership employees. The executive is authorized to enter into this purchase agreement pursuant to a used automobile agency services agreement, and the dealership employee similarly is authorized to enter into the agreement pursuant to the vehicle consignment agreement. Funds are paid directly by Shanghai Jieying to the seller of the car.

When a used automobile is sold, the executive transfers the legal ownership to the purchaser, while the dealership employee completes the registration transfer from his or her name to the name of the purchaser. The proceeds are remitted to Shanghai Jieying.

Based on the agreements, neither the executive nor the dealership employee bears any risk of loss or has any future economic benefit. Neither party ever places their funds at risk and any potential losses resulting from the purchase and sale of the car are borne by Shanghai Jieying. Similarly, neither party is able to benefit from the expected increase in the price of the car resulting from completion of sale to a third-party customer; all of the future economic benefit is remitted directly to Shanghai Jieying. Additionally, Shanghai Jieying effectively controls the entire process starting from the purchase of the car, which includes who the car is purchased from as well as the purchase price, and ultimately the sale of the car to a third party. In addition, Shanghai Jieying has sole discretion as to which executive will enter into the agreement with Shanghai Jieying and to which dealership employee it will assign the registration of the car. Furthermore, it is within Shanghai Jieying’s sole power to redirect the agreement and title and registration of the car.

When the special purpose entity is formed to hold a dealership, the prior owner holds 30% of the equity interests in the entity, and Shanghai Jieying holds 70% of the equity interests. Kaixin provides inventory financing to these dealerships using its own funds as well as funds from as third-party financing partners. Kaixin also monitors the financial performance of its dealerships on a real-time basis through its Dealer SaaS system.

Arrangements with Affiliated Network Dealers

In addition to its dealerships, Kaixin also engages with affiliated network dealers through its platform, primarily to meet its inventory needs by collaborating with them and providing them with financing. Kaixin works with both large dealers, who may have a broader and more diverse inventory collection and more need for its financing services, and small dealers, who may have better local knowledge or offer inventory on more attractive terms.

Prior to 2018, Kaixin entered into ordinary consignment sales arrangements pursuant to which Kaixin markets and sells used automobile inventory on behalf of another used automobile dealer and collects a percentage of the sale as an agency fee. Such arrangements were not formalized as an operational program and differed from Kaixin’s affiliated network dealer program in that under the ordinary consignment arrangements, Kaixin did not provide funding for the acquisition of automobile inventory, as it may do under Kaixin’s affiliated network dealer program. In 2018, Kaixin initiated its affiliated network dealer program. Under this program, dealers may enter into arrangements pursuant to which they sell Kaixin’s used automobile inventory for display in its showrooms, subject to a profit sharing agreement pursuant to which they are entitled to a portion of the sale profits. Under this program, Kaixin may advance funds for the purchase of used automobile inventory.

This inventory is subject to the same quality standards as all of Kaixin’s other used automobiles on offer, including its inspection process consisting of over 140 steps. In the event that the car is not sold within 45 days, Kaixin is authorized to sell it back at purchase price. Kaixin also supports these dealers with its Dealer SaaS system, which provides market insights and dealer management functionality. These services significantly strengthen Kaixin’s relationships with dealers, which in turn enhance the value of its platform to financial institutions, car buyers and affiliated network dealers.

As of December 31, 2018, Kaixin has 1,280 affiliated network dealers, which included approximately 1.3% of used automobile dealers in China, covering 64 cities in 30 province-level administrative regions in China.

Kaixin manages its relationships with affiliated network dealers through a dedicated in-house team. Responsibilities of this team include sourcing, review and approval of dealer financing relationships, monitoring of vehicles sourced from dealers, and management of its dealer database. Kaixin monitors performance data on a real-time basis through its Dealer SaaS system.

To ensure the quality of its own dealerships and its affiliated network dealerships as well as to prevent potential fraud risk, Kaixin has implemented a rigorous procedure to screen dealers based on the dealer’s licensing status, operational history, scale, location and various other factors. Kaixin maintains an internal blacklist of fraudulent dealers, and Kaixin also uses a third-party database to identify whether a dealer has been involved in significant lawsuits. Kaixin’s screening procedure involves an on-site visit, during which its sales team interviews the dealership manager, examines the dealer’s business licenses and makes inquiries about its business. Kaixin’s sales team records its findings electronically in its sales management system and submits the findings electronically to a group of around ten supervisors based at Kaixin’s headquarters, who make the final decision as to whether the dealer can join the Kaixin network.

Through its sales management system, Kaixin constantly monitors and evaluates dealer performance, including factors such as the quality of vehicles it sources from them, as well as the dealership’s sales performance.

Legal Arrangements with Financial Institutions

Financial institutions are important business partners to Kaixin’s platform. Kaixin acts as a key channel partner for financial institutions to participate in the rapidly expanding and dynamic automotive finance industry in China. Traditional financial institutions typically lack the necessary technology, human resources, industry specialization and/or geographic reach to provide automotive financing, especially within tier 2 and below cities. Kaixin’s services enable financial institutions to broaden their reach to car buyers through its application and network of dealerships. Kaixin’s collaboration with financial institutions has enabled it to scale up its business and facilitate a large number of car sales without straining its own capital resources. In 2018, approximately 13% of Kaixin’s car sales were supported by a financing arrangement. Kaixin receives service fees from financial institutions for facilitating automotive financing transactions to car buyers. As of December 31, 2018, Kaixin was in collaboration with several third-party financial institutions, including Ping An Bank, Shanghai Branch.

Through its subsidiary, Shanghai Jieying, Kaixin has entered into agreements with Ping An Bank, Shanghai Branch, for whom it sources customers who take out loans from two financial institutions. Pursuant to these agreements, Kaixin, through Shanghai Jieying, directs its dealerships to offer loans to customers when making a sale. When a loan is made, the financing partner pays service fees to Shanghai Jieying, calculated based on the principal amount of the loan and the interest rate. In its relationship with Ping An Bank, Shanghai Branch, Kaixin is committed to a minimum of five loans per calendar month. If the minimum five loans per calendar month are not met, Shanghai Jieying will not be required to pay any fees to Ping An Bank, Shanghai Branch, nor receive any service fees from Ping An Bank, Shanghai Branch. Kaixin is not eligible for fees in respect of loans for which payments are not timely paid in the first three months following origination.

Kaixin’s framework agreement with Ping An Bank, Shanghai Branch has a term of one year, automatically renewable annually absent notice by one party to the other, which was renewed most recently in January 2019.

Kaixin’s agreement with its other primary financing partner similarly provides for service fees to be paid to it in connection with auto loan financing referrals, which is calculated based on the principal amount of the loan, the annual percentage rate, adjusted for market fees, processing fees, appraisal fees and security fees, if applicable. The term of this agreement runs until December 31, 2019, and it is automatically renewable annually absent notice by one party to the other.

Our Internet Value-added Services Business

Woxiu, which means “a show of your own” in Chinese, is a social video platform for users to stream their performances live to viewers. With our social networking features, users can chat with the performer and other audience members and purchase virtual items from us such as flowers, jewelry or sports cars to show their support and appreciation for the performers. The performers receive a portion of the purchase price for the virtual items that are gifted to them. Virtual items, such as cartoon images, flashes, birthday cards and gift cards containing our virtual currency, may also be sent by users to friends. Some virtual items are free and others need to be purchased. VIP memberships provide our users with additional features and benefits such as larger size limits on photo albums and email inboxes.

Our SaaS Businesses

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

We launched Chime in August 2016. Our Chime team consists of 187 employees as of December 31, 2018, among which 105 employees are responsible for research and development, 38 employees are responsible for sales and 44 employees are responsible for operations and general administration. Our Chime research and development team is based in Beijing and Wuhan and our Chime sales and operation teams are based in Utah. This business is still in an early stage.

In August 2017, we acquired 100% of Geographic Farming, LLC, a 360° real estate marketing and media service provider. Geographic Farming provides fully customizable lead capture landing pages that offer multiple home value estimates. We have enhanced Geographic Farming with Chime’s customer relation management solution.

Our Renren SNS Business

Renren, our main social networking website plus mobile service, was historically the foundation of our service offerings. However, intense competition in the mobile internet environment, where there are numerous mobile applications dedicated to meet the specific needs of different users, caused the usage of our platform to decline. On November 14, 2018, we announced that we had agreed to sell all tangible and intangible assets in our SNS platform and the related business, including Renren mobile live streaming, to Beijing Infinities Interactive Media Co., Ltd. for cash consideration of US$20 million and shares in the purchaser’s parent company, Infinities Technology (Cayman) Holding Limited, with a value of US$40 million, based on an agreed-upon estimated valuation of US$700 million for the parent company. The transaction was consummated on December 29, 2018. The disposal of the SNS business represents a strategic shift of our operations where we will no longer focus on social networking business but will rather focus on our used car business in China as well as our business outside of China. See “Item 4. Information on the Company—A. History and Development of the Company—Sale of SNS Business.” We now classify our SNS business under discontinued operations.

Strategic Investments

As our business model was transitioning, one of our principal business activities was evaluating and making a series of long-term investments in privately held companies that we believed offered us synergies or access to resources and know-how. The majority of these investments by value was concentrated in the fields of internet finance, social finance, and real estate investment and management, and the number and aggregate size of these investments was significant. Due to the risk of being deemed to be an investment company, we disposed of most of these investments in 2018. See “Item 4. Information on the Company—A. History and Development of the Company—The OPI Transaction.”

Sales and Marketing

Sales

We believe that the customer base for our Kaixin business is similar to the overall market for premium automobiles. To date, the growth of our Kaixin automobile sales business has primarily been through customer referrals. We also believe that our strong customer focus ensures customer loyalty which will drive both repeat purchases and referrals. Kaixin’s sales are primarily made in-store, but we have invested heavily in online sales channels, including through the Kaixin app and web interface. We also utilize other online vertical channels such as Autohome and 58.com. We believe that this is a key advantage over our competitors, whether traditional dealers, who do not have a strong online presence, or online-only competitors, who lack the offline infrastructure and in-store experience that Kaixin is able to provide.

Marketing and Brand Promotion

We believe that brand recognition is important to our ability to attract users. We have a marketing team that initiates various marketing activities, and we have engaged in both online and offline marketing activities to promote our brands. To date, user recognition of our brands has primarily grown virally and by referrals, and we have built our brands with modest marketing and brand promotion expenditures. To encourage viral growth, we focus on continuously improving the quality of our services, as we believe satisfied users and their friends are more likely to recommend our services to others. We also work with other operators and platforms for cross-marketing and co-branding projects to further leverage our existing brand value.

We are currently aggressively rebranding our dealerships, many of whom have an established local brand, as Kaixin dealerships. Currently, we are co-branding our dealerships to associate their existing brands with the Kaixin brand, which means “Happiness” in Chinese and has had strong impact and positive response in other applications, including a social gaming platform previously operated by Renren. We believe that, by empowering our dealers with this highly recognizable brand name, they will gain further credibility and trustworthiness.

We have successfully obtained a trademark registration for 开心汽车, which translates to “Kaixin Auto”, in category 35, which covers areas we deem crucial to Kaixin’s business. However, we have not yet obtained trademark registrations in other important categories, including automobile maintenance. Therefore, we might be unable to completely prevent a third party from using the Kaixin brand for a business that is the same or similar to Kaixin’s. We are still in the process of obtaining trademark registration for the Kaixin brand name in other relevant categories. We may not be able to successfully register Kaixin’s brand in such categories and may even be exposed to the risk that we are held to be infringing third-party trademark rights. We believe that the Kaixin brand is vital to its competitiveness and its ability to attract new customers. Any failure to protect these rights could adversely affect our business and financial condition. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Our own intellectual property rights may be infringed, which could materially and adversely affect our business and results of operations.”

We have disposed of the right to use the Renren brand to the purchaser of our SNS business. See “Item 4. Information on the Company—A. History and Development of the Company—Sale of SNS Business.”

We anticipate that our future sales and marketing expenses will consist primarily of performance-based advertising, with the focus of driving traffic that will translate into customer purchases. We believe this is an appropriate strategy in the premium used automobile market, where customers are widely distributed and who engage in used automobile transactions relatively infrequently. We expect these advertisements will generally fall into three areas: vertical automotive media, selected online channels and selected offline channels. In addition to paid channels, we intend to attract new customers through enhancing our media and public relations efforts, including organic marketing to enhance our reputation. Although we may have to expand on our promotions from time to time, especially when we launch new services or products, we expect our marketing expenses for these promotions will be relatively small when compared to those of our principal competitors.

Customer Services

Each dealership has a team of customer support specialists who provide assistance to customers. Our specialists are available to assist customers with questions that arise throughout the car purchase process. These specialists are available via online chat or telephone and help customers navigate the website, answer specific questions and assist in loan applications. We take a consultative approach with customers, offering live support and acting as a trusted partner to guide them through each phase of the purchase lifecycle. We are committed to providing customers with a high quality transaction experience. The effectiveness of the Kaixin model is reflected in its strong customer referrals. We focus on developing our customer support specialists and providing them with the information and resources they need to offer exceptional customer service.

Seasonality

Our automobile sales business is affected by seasonality in automobile sales, which tends to affect dealers’ need for financing for new inventory. Automobile sales tend to be lower in the first quarter of each year than in the other three quarters due to the effect of the Chinese New Year holiday. As our auto sales business is still growing rapidly, seasonality may be less evident than it otherwise would be, and as its business continues to evolve, the nature of seasonality may change. Our Woxiu business has similar seasonality trends.

Competition

The PRC automobile marketplace is highly fragmented. We compete against many online automobile platforms, including Uxin, Guazi, Dasouche, and Renrenche for our automotive sales business. A number of used vehicles are also bought and sold through privately negotiated transactions. The market for our SaaS businesses is highly competitive, rapidly evolving and fragmented, and subject to changing technology and low barriers to entry, shifting customer needs and frequent introductions of new products and services. The trucking industry is also highly competitive and fragmented. We compete against many local trucking companies, property freight brokers, carriers offering logistics services and freight forwarders. We also compete with companies that sell advertising in trucking industry, as well as with companies that provide social, media, and communication products and services that are designed to engage users on the web, mobile devices and online generally.

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

To comply with these laws and regulations, our information services operator, Qianxiang Tiancheng, holds a value-added telecommunications business operating license and an ICP license, and each of our ICP operators, Shanghai Jieying, Qianxiang Wangjing, Guangzhou Qunge and Wole Shijie holds an ICP license.

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

On March 13, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which will be effective January 1, 2020. The Foreign Investment Law replaces a trio of existing laws regulating foreign investment in China: namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law references pre-establishment national treatment along with a negative industry list for foreign investment. The negative list will be issued by the State Council and list industry sectors prohibited to foreign investment. According to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Edition) issued in June 28, 2018, the ultimate foreign equity ownership of a value-added telecommunications service provider in the PRC may not exceed 50%.

To comply with these regulations, we operate our websites through our PRC domestic companies, Qianxiang Tiancheng, Qianxiang Wangjing Shanghai Jieying and Guangzhou Qunge, each of which holds the relevant licenses and permits.

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

Following the Cyber Security Law, the State Administration for Quality Supervision and Inspection and Quarantine (now incorporated into the State Market Regulatory Administration) and the China National Standardization Management Committee issued the Personal Information Security Standards on December 29, 2017. These standards supplement and refine the Cyber Security Law in many respects while further subdividing personal information into general information and sensitive information. Sensitive information, including ID number, bank account, property information and transaction information, must be collected with explicit, specific, distinct and clear user consent on a fully informed basis.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security and the State Market Regulatory Administration jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the legal collection and use of personal information, encourages app operators to conduct security certifications and search engines and app stores to clearly mark and recommend certified apps.

On March 15, 2019, the Office of the Central Cyberspace Affairs Commission and the State Market Regulatory Administration jointly issued the Notice on App Security Certification and their implementation rules, according to which the state encourages app operators to voluntarily acquire app security certification, and encourages search engines and app stores to clearly identify and give priority to those that have acquired the security certification. The certification institution responsible for such app security certification is the China Cybersecurity Review Technology and Certification Center, also known as the ISCCC, and the testing institution will be determined by the ISCCC according to the certification business requirements and technical capabilities.

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

In 2009, the SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must comply with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved by the SARFT, and the distributors of these movies and television shows must obtain an applicable permit before releasing any such movie or television show. In 2012, the SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2014, the State Administration for Press, Publication, Radio, Film and Television (formed when the General Administration of Press and Publication was combined with the SARFT in March 2013) released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, and also that online audio/video content service providers should not release any internet dramas or micro films that were produced with any entity lacking such permit. For internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as the producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and which content complies with the relevant content management rules. This notice also requires that online audio/video content, include internet drama and micro films, be filed with the relevant authorities before release.

In September 2016, the SARFT issued a Circular on Strengthening the Administration on Online Live Broadcast of Audio/Video Programs. The circular requires that providers of live online broadcasts of audio/video programs must obtain an audio/video program transmission license. The circular also prohibits any organization or person on the internet from calling themselves a “television” or “television station” without authorization.

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

Guangzhou Qunge operates woxiu.com, a social video platform for users to stream performances live to viewers. For such services, Guangzhou Qunge currently holds an ICP license, a Broadcasting and Television Program Production and Management License, as well as an Online Culture Operation License, which among other things permits woxiu.com to provide plays, programs and performances. Guangzhou Qunge does not hold an Audio/Video Program Transmission License.

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

Our loans to used automobile dealerships are structured on a sale-and-leaseback basis. However, we do not update the vehicle registrations to reflect our purchase of leased vehicles nor file mortgage registrations for the leased vehicles. Consequently, we lack unambiguous legal basis to prevent a good-faith third-party buyer from taking legal title to a vehicle if the lessor attempts to sell the vehicle without our knowledge. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—We rely on contractual obligations rather than government filings to ensure our continued title to vehicles managed under our vehicle leasing program.”

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

Under the Used Automobile Trading Measures, a seller of used automobiles must verify certain background information regarding the automobiles for sale, including verification of the identity certificate of the previous owner, the number plate of the automobile, the motor vehicle registration certificate, driver’s license of the previous owner, proof that the automobile has passed the security technical examination, automobile insurance, and payment certificate of relevant taxes and fees. Used automobile retailers shall also provide quality guarantees as well as after-sale services, information about which shall be clearly indicated at its business location from 2018. Furthermore, under certain circumstances, used automobiles are prohibited from being resold, including instances where an automobile has been discarded as unusable, been required to be discarded, or been obtained by illegal means, such as through theft, robbery or fraud.

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

Regulations on Automobile Sales

On April 5, 2017, the Ministry of Commerce promulgated the Measures on the Administrations of Sales of Automobile, or the Measures on Sales of Automobile, which came into effect on July 1, 2017 and the original Implementation Measures for the Administration of Sales of Branded Automobile, or the “Branded Automobile Sales Measures” will be abolished at the same time. According to the Measures on Sales of Automobile, the supplier and distributors of automobiles within the territory of the PRC shall build up an integrated system for automobile sales and after-sale services, guarantee supply of the related auto accessory, provide timely and effective after-sale services, and strictly follow the regulations concerning, among others, 3R (i.e. “replace, repair and refund”) and recall of household automobiles to guarantee consumers’ legitimate rights and interests. A dealer who sells an automobile without authorization from a supplier or an automobile which is not authorized to be sold by an automobile manufacturer outside the country shall provide a reminder and explanation to the consumer in writing and inform the consumer of the relevant responsibility in writing. When the dealer sells the car to the consumer, it shall verify the valid identity certificate of the registered consumer, sign the sales contract, and issue the sales invoice.

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

Patent. The Patent Law was originally adopted in 1984. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. We have obtained 30 patents granted by the State Intellectual Property Office.

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

Software products. In China, holders of computer software copyrights enjoy protections under the Copyright Law. Various regulations relating to the protection of software copyrights in China have promulgated, including the Copyright Law, which was originally promulgated in 1990, the Regulation for the Implementation of the Copyright Law, which originally came into effect in September 2002, and the Measures for the Registration of Computer Software Copyright, which were issued by the National Copyright Administration in 2002. Under these regulations, computer software that is independently developed and exists in a physical form is protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights, exclusive licensing and transfer contracts with the Copyright Protection Center of China or its local branches is encouraged. Such registration is not mandatory under Chinese law, but can enhance the protections available to the registered copyrights holders. The Computer Software Copyright Registration Procedures, issued by the National Copyright Administration in 2002, apply to software copyright registration, license contract registration and transfer contract registration. We have registered 62 computer software copyrights in compliance with the above rules and to take advantage of the protections under them.

Trademark. The PRC Trademark Law was originally adopted in 1982. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years for registered trademarks, plus another ten years if requested upon expiration of the first or any subsequent ten-year term. Trademark license agreements must be filed with the Trademark Office for record. 开心汽车 is a registered trademark in China. We have also applied with the Trademark Office to register additional trademarks and logos.

Domain Names. In 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names. These measures regulate the registration of domain names, such as the first tier domain name “.cn.” In November 2014, the CNNIC issued the Rules of First-Tier Domain Dispute Resolution, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered domain names including xiaonei.com, kaixin.com and chimeroi.com. In December 2013, we entered into a Registry Agreement with ICANN, which grants us the right to use the generic top level domain name .ren.

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

As of December 31, 2018, the registered capital of our wholly foreign-owned subsidiary Shanghai Renren Automobile Technology Group Co., Ltd., or Renren Automobile, was RMB50.0 million, which has not been paid in. Renren Automobile has not made any profits to date, and thus is not subject to the statutory reserve fund requirement. Renren Automobile has not and will not be able to pay dividends to our offshore entities until it generates accumulated profits and meets the requirements for statutory reserve funds. As of December 31, 2018, Renren Automobile had an accumulated deficit of approximately US$339.1 million in accordance with PRC accounting standards and regulations.

As of December 31, 2018, the registered capital of our wholly foreign-owned subsidiary Qianxiang Shiji was US$180.0 million, with paid-in capital of US$175.0 million. Qianxiang Shiji has not made any profits to date, and thus is not subject to the statutory reserve fund requirement. Qianxiang Shiji has not and will not be able to pay dividends to our offshore entities until it generates accumulated profits and meets the requirements for statutory reserve funds. As of December 31, 2018, our PRC subsidiary Qianxiang Shiji had an accumulated deficit of approximately US$39.9 million in accordance with PRC accounting standards and regulations.

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

The following diagram illustrates our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

Renren Inc.
(Cayman Islands)
CIAC/ChinaInterActive Corp
("CIAC")
(Cayman Islands)
100%
100%
Renren Gongying Inc.
(Cayman)
100%
Renren ZHCH Holdings
Inc. (Cayman)
100%
Renren U.S. Holdco, Inc.
(Delaware)
100%
Trucker Path Inc.
(Delaware)
Lofty US, Inc.
(Arizona)
100%
Renren Giantly Limited
(Hong Kong)
100%
Chime Technologies, Inc
(Delaware/USA)
71.7%
Kaixin Auto Holdings
(Cayman Islands)
100%
Kaixin Auto Group
(Cayman Islands)
100%
100%
Fenqi Winday
Company Limited
(Hong Kong)
100%
Renren Finance, Inc.
(Cayman Islands)
Jet Sound Hong Kong
Company Limited
(Hong Kong)
Outside China
Inside China
Qianxiang Shiji
Technology
Development (Beijing)
Co., Ltd.
("Qianxiang Shiji")
(1)
Beijing Qianxiang
Tiancheng Technology
Development Co., Ltd.
("Qianxiang Tiancheng")
100%
Beijing Qianxiang
Wangjing Technology
Development Co., Ltd.
("Qianxiang Wangjing")
100%
Shanghai Renren
Financial Leasing Co.,
Ltd.
100%
Beijing Jiexun Shiji
Technology
Development Co., Ltd.
100%
Shanghai Renren
Automobile Technology
Group Co., Ltd.
(2)
Shanghai Jieying
Automobile Sales Co.,
Ltd.
("Shanghai Jieying")
(3)
Shanghai Qianxiang
Changda Internet
Information Technology
Development Co., Ltd.
("Qianxiang Changda")
100%
Shanghai Chenxun
Asset Management
Co., Ltd.
100%
Shanghai Wangjing
Commercial
Factoring Co., Ltd.
100%
Shanghai Wangjing
Investment
Management Co., Ltd.
100%
Shanghai Heiguo
Internet Information
Technology Co. Ltd
100%
Beijing Kirin
Wings Information
Technology
Development Co.,
Ltd.
100%
Shanghai Lingding
Auto Technology Co.,
Ltd.
100%
Shanghai Dingran
Information
Techlonogy Co., Ltd.
100%
Shanghai Jiexun
Auto Retail Co.,
Ltd.
100%
Shanghai Lingcong
Internet Information
Technology Co.,Ltd.
100%
Shanghai Zhoushuo
Automobile
Technology Co., Ltd.

(1)	Qianxiang Tiancheng is 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, our director and chief operating officer. We effectively control Qianxiang Tiancheng as well as its subsidiaries through contractual arrangements. See “Item 4.C Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for more information.

(2)	Shanghai Jieying is 99.83% owned by Mr. Thomas Jintao Ren, our chief finance officer, and 0.17% owned by Ms. Rita Rui Yi, our Senior Vice President. We effectively control Shanghai Jieying as well as its subsidiaries through contractual arrangements. See “Item 4.C Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for more information.

(3)	Qianxiang Changda is also 99% owned by Ms. Jing Yang and 1% owned by Mr. James Jian Liu. We effectively control Qianxiang Changda as well as its subsidiaries through contractual arrangements. See “Item 4.C Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for more information.

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

To comply with these foreign ownership restrictions, our wholly owned subsidiary Qianxiang Shiji Technology Development (Beijing) Co., Ltd, or Qianxiang Shiji, has entered into series of contractual arrangements with Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, and its shareholders; our wholly owned subsidiary Shanghai Renren Automobile Technology Group Co., Ltd., or Renren Automobile, has entered into series of contractual arrangements with Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., or Shanghai Changda, as well as with Shanghai Jieying Automobile Sales Co., Ltd, or Shanghai Jieying, and their respective shareholders. These agreements enable us to:

•	exercise effective control over Qianxiang Tiancheng, Qianxiang Changda, Shanghai Jieying and their respective subsidiaries through powers of attorney and business operations agreements;

•	receive substantially all of the economic benefits of Qianxiang Tiancheng, Qianxiang Changda, Shanghai Jieying and their respective subsidiaries in the form of service and license fees in consideration for the technical services provided, and the intellectual property rights licensed, by Qianxiang Shiji and Renren Automobile; and

•	have an exclusive option to purchase all of the equity interests in Qianxiang Tiancheng, Qianxiang Changda and Shanghai Jieying when and to the extent permitted under PRC laws, regulations and legal procedures.

We have been, and are expected to continue to be, dependent on our contractual arrangements with Qianxiang Tiancheng, Qianxiang Changda, Shanghai Jieying and their respective shareholders to operate substantially all of our business in China as long as PRC law does not allow us to directly operate such business in China. We rely on our consolidated affiliated entities, namely Qianxiang Tiancheng, Qianxiang Changda, Shanghai Jieying and their respective subsidiaries, to maintain or renew their respective qualifications, licenses or permits necessary for our business in China. We believe that under our contractual arrangements, we have substantial control over our consolidated affiliated entities and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements, or pursuant to certain amendments and changes of the current applicable PRC laws, regulations and rules on terms that would enable us to continue to operate our business in China legally. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Item 3.D—Key Information—Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business.”

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

The business operation of Renren Automobile is within the approved business scope as set forth in its business license, which includes development of automobile technology, computer software, internet communication technology. Qianxiang Changda is a limited liability company and the operator and holding entity for our financing businesses. Shanghai Jieying is a limited liability company and the operator and holding entity for our used automobile dealership businesses.

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

Our principal executive offices are located at 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China, where we lease approximately 6,739 square meters of office space as of March 31, 2019. We also lease approximately an additional 34,976 square meters of office space in 32 other cities across China, primarily for our sales and marketing team servicing our used automobile dealership customers but also including storefront space for used automotive sales and after-sale stores, office space for the majority of our research and development team in Beijing and the majority of our credit control team in Shanghai. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. Approximately a third of our leases outside of Beijing are due to expire during 2019, while the lease of our principal executive offices is due to expire in November 2020.

Some of the lessors of our leased premises in China do not have valid title to such premises or proper authorization from the title owner to sublease such premises. For further details, see “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—The leasehold interests of some of our consolidated affiliated entities might not be fully protected by the terms of the relevant lease agreements due to defects in or the landlord’s failure to provide certain title documents with respect to some of our leased properties.”

We also lease 1,415 square meters of office space in the United States and approximately 350 square meters of office space in the Philippines for our SaaS business team.

Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have terms of one year. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in this annual report on Form 20-F.

A.	Operating Results

Overview

Renren operates a used automobile business and several SaaS businesses. Currently, our primary services are:

•	Used Automotive Sales, which includes the sales of used automobiles and related products and the provision of related services. Associated with the sales of used automobiles, we provide related services by arranging financing options for customers through our financial services partners;

•	Financing, which includes used automobile financing, our business where we provide credit financing to used automobile dealers. We have ceased granting new loans for the used car financing since January 2018, but continue to service the outstanding loans until maturity; and

•	Software as a Solution (SAAS), which includes all-in-one real estate solution provider, Chime, and a 360° real estate marketing and media service provider, Geographic Farming.

The majority of our revenues are generated by our used automobile business, which includes both used automotive sales revenues and financing revenues. Because our SaaS businesses do not generate significant revenue yet, we include our SaaS revenues together with our IVAS and others revenues in our financial statements.

We had two reportable segments as of December 31, 2018, our Renren segment and our auto group segment. Before we disposed of our Renren SNS business in December 2018, our Renren segment offered social networking services and other internet value added services. Our auto group segment sells used automobiles and related products, arranges financing options for customers through our financial services partners and provides credit financing to used automobile dealerships.

Our business model has been evolving continuously in response to changes in internet culture and competitive pressures in China. At the time of our initial public offering in May 2011, we were primarily a social networking service platform, and we had a number of ancillary businesses that were intended to monetize that platform. We gradually disposed of most of those ancillary businesses in the years that followed our initial public offering. We disposed of Nuomi, our group-buy e-commerce business, in two stages in October 2013 and February 2014. We disposed of 56.com, our on-line video business, in December 2014. We disposed of our online games business in March 2016. We eventually disposed of our social networking service platform entirely in December 2018, but we continue to generate IVAS revenues through live-streaming services.

Our used automobile business and SaaS businesses are more recent in origin. Our used automobile business has two components which evolved separately: financing and used automotive sales. We launched our financing business in the fourth quarter of 2014 as an internet finance business offering installment purchase plans to college students, and it has since evolved into our current business of providing credit financing to used automobile dealers in China. We launched our used automotive sales business in June 2017, in part to take advantage of synergies with our rapidly growing financing business. Our SaaS businesses began with our launch of Chime in August 2016 and it was further expanded by our acquisition of Geographic Farming, LLC, in August 2017. Unlike our other businesses, our SaaS businesses are currently focused on the U.S. market rather than the China market.

As our business model was transitioning, we made a series of long-term investments in privately held companies that we believed would offer us synergies or access to resources and know-how. The majority of these investments by value was concentrated in the fields of internet finance, social finance, and real estate investment and management, and the number and aggregate size of these investments was significant. As of December 31, 2017, we had US$565.4 million of long-term investments, including US$318.8 million in equity method investments, US$144.8 million in cost method investments, and US$101.8 million in available-for-sale investments. However, due to the risk of being deemed to be an investment company, we disposed of most of these investments together with our ZenZone advertising agency business in June 2018. See “Item 4. Information on the Company—A. History and Development of the Company—The OPI Transaction.”

Our total net revenues have been increasing over the last three years, as our losses from continuing operations have fluctuated. Our total net revenues increased from US$47.5 million in 2016 to US$174.6 million in 2017 and US$498.2 million in 2018, and losses from continuing operations fluctuated from US$63.1 million in 2016 to income from continuing operation of US$8.7 million in 2017 and losses from continuing operation of US$158.8 million in 2018.

The major factors affecting our results of operations and financial condition are discussed below.

Net Revenues

We derive all of our revenues from used automobile sales, financing income, and IVAS and others. We recognize our revenues net of business taxes or value added tax, as applicable.

The following table sets forth the principal components of our net revenues, both as absolute amounts and as percentages of our total net revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2016		2017		2018
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Net revenues:
Used automobile sales	$—	—	$121,084	69.3	$467,232	93.8
IVAS and others	18,164	38.3	24,271	13.9	28,510	5.7
Financing income	29,317	61.7	29,269	16.8	2,456	0.5
Total net revenues	$47,481	100.0	$174,624	100.0	$498,198	100.0

Used automobile sales

Our revenues from used automobile sales consist primarily of revenues generated from the sale of used automobiles to customers made through our dealerships, as well as revenues from arranging financing options for customers through our financial services partners and to a much lesser extent fees we collect for referrals for insurance products.

The most significant factors that directly or indirectly affect our revenues from used automobile sales include:

•	Demand. The demand for used automobiles in China, and particularly for premium ones, drives the growth in the size of the market that our used automobile sales business addresses. According to the China Automobile Dealers Association, sales of used automobiles in China totaled approximately 10.4 million units in 2016, 12.4 million units in 2017 and 13.8 million units in 2018.

•	Relationship with dealerships. We rely on our dealerships to conduct significant aspects of our used automobile sales business. We have 14 dealerships across China, all of which are operated by Kaixin. Our dealerships and their employees directly interact with consumers, other dealerships and other platform participants, and their performance directly impacts our results of operations and financial condition.

•	Customer engagement and branding. We engage car buyers primarily through our network of dealerships, our websites and mobile apps, and advertising on third-party platforms. Our ability to expand the customer base for our used automobile sales business depends on the number and performance of our dealerships as well as our ability to strengthen our Kaixin brand through word of mouth and advertising.

•	Service offerings and pricing. We provide a variety of services to meet the needs of our customers. Each of our service offerings may have different revenue sources, cost structures and customer bases and may face different market conditions and pricing pressures. Therefore, the ability to adjust our service offerings and pricing to adapt to changing market conditions may impact our results of operations.

•	Technology. The continued enhancement of our technology platforms and integration of technology into our used automobile sales business is important to our future success.

•	Strategic expansion and acquisitions. We intend to continue to expand our network of dealerships to cover substantially all of China. We may also selectively pursue acquisitions, investments, joint ventures and partnerships that we believe are strategic and complementary to our used automobile sales business.

IVAS and others

Our revenues from IVAS and others consist primarily of live streaming revenue from Woxiu. Others includes revenues from our SaaS businesses and service revenue from Kaixin, including agency fees in connection with arrangements with third party dealers whereby we facilitate sales of their cars and commissions we receive from insurance companies and banks for the facilitation services we provide to help our customers obtain insurance and financing for their automobile purchases. Online advertising was important to our company historically but generated an insignificant amount of revenue in 2017 and 2018, and we have no expectation that it will constitute a significant part of our business for the foreseeable future.

IVAS. Our IVAS revenues include virtual items and other paid applications on woxiu.com. Revenues generated from applications developed by third parties are subject to revenue-sharing agreements with the third-party developers.

Others. Other revenues consist of fees paid to insurance companies for facilitation services provided for assisting customers to obtain related financing and insurance for their car purchases.

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

Financing income

We generate financing income revenues primarily from credit we extend to our affiliated network dealerships. Credit that we extend to our own dealerships is treated as intracompany loans and the payments from the borrowers are consolidated in our financial statements. We extended credit in an aggregate of RMB4,832.6 million, RMB4,390.0 million and RMB2.6 million (US$0.4 million) to used automobile dealers (outside of our own dealership network) in 2016, 2017 and 2018, respectively. The rate at which we charge upfront fees and interest to used automobile dealerships ranges from about 10.1% to about 18.0%.

We previously made loans through Renren Fenqi, an online platform which provided credit financing to college students in China on an installment payment basis for the purchase of consumer goods. In the second quarter of 2016, we stopped making loans through this platform, and we collected the last of the remaining installment payments in the second quarter of 2018.

For a detailed discussion of how revenues from financing are recognized in our financial statements, see “—Critical Accounting Policies—Revenue Recognition.”

The most significant factor that affects our financing income revenues is the extent to which we choose to extend credit to our own dealerships rather than to affiliated network dealerships. Otherwise, since our used automobile financing business accounts for the majority of our financing income, the most significant factors that directly or indirectly affect our financing income revenues are similar to those that affect our revenues from used automobile sales.

Cost of Revenues

The following table sets forth the principal components of our cost of revenues, both as absolute amounts and as percentages of our total net revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2016		2017		2018
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Cost of revenues:
Used automobile sales	$—	—	$116,385	66.6%	$449,805	90.3%
IVAS and others	14,869	31.3%	17,954	10.3%	12,642	2.5%
Financing income	25,708	54.2%	28,975	16.6%	14,021	2.8%
Total cost of revenues	$40,577	85.5%	$163,314	93.5%	$476,468	95.6%

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

Financing costs. Financing costs primarily consist of interest expenses. Funds for our financing business were provided in the past by our issuance of asset-backed securities collateralized by that credit financing and by peer-to-peer platforms. Our cost of funding is related to prevailing interest rates in China and other factors that affect the availability of credit, though the relationship is indirect because we rely on unconventional sources of funding.

Provision for financing receivable. The provision for financing receivable is accrued when we believe that the future collection of principal is unlikely. We consider the credit worthiness of the customers, aging of the outstanding receivable and other specific circumstances related to the receivable when determining the allowance for receivable losses. In the aggregate, these costs are related to our ability to maintain and improve our credit risk control system. We are not a financial institution and we do not have a long history of designing and operating credit risk control systems. Provision for financing receivable accounted for a significant proportion of the cost of revenues of our financing business, comparable to our financing costs in 2016 and 2017.

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

	Years ended December 31,
	2016		2017		2018
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Operating expenses(income):
Selling and marketing	$13,932	29.3%	$20,070	11.5%	$34,562	6.9%
Research and development	7,542	15.9%	17,435	10.0%	26,349	5.3%
General and administrative	39,406	83.0%	51,494	29.5%	71,094	14.3%
Impairment of goodwill	—	—	—	—	29,055	5.8%
Gain on disposal of property and equipment	—	—	—	—	(25,928)	5.2%
Total operating expenses	$60,880	128.2%	$88,999	51.0%	$135,132	27.1%

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

Discontinued Operations

In November 2015, our board of directors approved the disposition of our online games business as part of our change in strategic direction to focus more on our internet finance business. We disposed of our entire online games business in March 2016. As a result, our financial statements now reflect the deconsolidation of Nuomi’s, Guangzhou Qianjun Internet Technology Co., Ltd.’s and our online games business’s operating results. Retrospective adjustments to the historical statement of operations have also been made to provide a consistent basis of comparison for the financial results. Specifically, Nuomi’s, Guangzhou Qianjun Internet Technology Co., Ltd.’s and our online games business’s operational results have been excluded from our financial results from continuing operations and have been separately reclassified to discontinued operations.

In June 2018, we disposed of Oak Pacific Investment in the OPI Transaction. Oak Pacific Investment held one active business, our ZenZone advertising agency business, as well as shares in 44 portfolio companies and interests in 6 investment funds. These portfolio companies and investment funds had an aggregate book value of US$530.6 million as of December 31, 2017, and represented the overwhelming majority of our long-term investments in terms of both book value and fair market value. As a result, our financial statements now reflect the deconsolidation of Oak Pacific Investment. Retrospective adjustments to the historical statement of operations have also been made to provide a consistent basis of comparison for the financial results of the continuing operations. Specifically, US$110.8 million operational results have been excluded from our financial results from continuing operations and have been separately reclassified to discontinued operations.

In December 2018, we disposed of all tangible and intangible assets in our SNS platform and the related business, including Renren mobile live streaming. As a result, our financial statements now reflect the deconsolidation of our SNS business. Retrospective adjustments to the historical statement of operations have also been made to provide a consistent basis of comparison for the financial results. Specifically, US$8.4 million operational results have been excluded from our financial results from continuing operations and have been separately reclassified to discontinued operations.

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

Revenue Recognition

We recognizes revenue when control of the good or service has been transferred to the customer, generally either at the time of sale or upon delivery to a customer. The contracts have a fixed contract price and revenue is measured as the amount of consideration we expects to receive in exchange for transferring goods or providing services. We collect value added tax and other taxes from customers on behalf of governmental authorities at the time of sale. These taxes are accounted for on a net basis and are not included in net sales and operating revenues or cost of sales. We generally expense sales commissions when incurred because the amortization period would have been less than one year. These costs are recorded within selling expenses. We do not have any significant financing payment terms as payment is received at or shortly after the point of sale.

We adopted Accounting Standards Codification or ASC 606, Revenue from Contracts with Customers on January 1, 2018 using the modified retrospective method. ASC 606 prescribes a five-step model that includes: (1) identify the contract; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when (or as) performance obligations are satisfied. Based on the manner in which the Company historically recognized revenue, the adoption of ASC 606 did not have a material impact on the amount or timing of its revenue recognition and the Company recorded no cumulative effect adjustment upon adoption. Additionally, the Company concluded that revenue generated from internet finance services is excluded from the scope of the new revenue standard as it represents revenue within the scope of ASC 310, Receivables, which is explicitly excluded from the scope of ASC 606.

Our revenues include revenue from our used car sales, revenue from IVAS and others, and revenue related to our finance services.

Automobile sales

We purchase automobiles from unrelated individuals, third party dealerships or manufacturers and suppliers and sell them directly to our customers through our local dealerships. The prices of used vehicles are set forth in the customer contracts which are agreed prior to delivery. We satisfy its performance obligation for used vehicle sales upon delivery when the transfer of title, risks and awards of ownership and control pass to the owner. We recognize revenue at the agreed upon purchase price stated in the contract, including any delivery charges. When cash is received from customers prior to delivery of the vehicle, we record such cash as advance from customers in its consolidated balance sheet, which is immaterial as of December 31, 2018.

IVAS and others

Our IVAS revenues mainly include live streaming revenue. We design, create and offer various virtual items for sale to users at pre-determined stand-alone selling prices. Revenue related to each of the consumable virtual items as a single performance obligation provided on a consumption basis is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them.

Our other revenues mainly include revenue generated from agency fees in connection with arrangement with third party dealers whereby we facilitate sales of their cars. We do not control the ownership of the automobiles, but rather act as an agent for the third party dealers. Revenue is recognized for the net amount of commission we are entitled to retain in exchange for the agency service.

Other revenues also includes commissions we receive from insurance companies and banks for the facilitation services we provide to assist customers obtaining related insurance and financing for their automobile purchases.

Financing services

We provide short-term financing services to used car dealers to fund the car dealers’ cash needs for used car purchasing. The financing period is no more than six months and is secured by a pledge of the dealers’ used car with total value exceeding the principal of the financing. We charge an upfront service fee as well as financing income on a monthly basis. We record financing income and service fees related to those services over the life of the underlying financing using the effective interest method on the unpaid principal amounts. The service fees collected upfront, netting the direct origination costs of the financing, are deferred and recognized as financing income as an adjustment to the yield on a straight line basis over the life of the used car financing. Revenue related to used car financing services amounted to $17.9 million, $25.4 million and $2.3 million during the years ended December 31, 2016, 2017 and 2018. The remaining financing income in the respective periods related to crediting financing provided to college students as well as apartment rental financing, both of which were terminated during the year ended December 31, 2016 as discussed in the preceding paragraph.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when we have satisfied our performance obligation and have the unconditional right to payment. The balance of accounts receivable, net of allowance for doubtful accounts, was US$2.7 million and US$2.6 million as of December 31, 2017 and 2018, respectively. There were no contract assets recorded as of December 31, 2017 and 2018.

Deferred revenue mainly consists of payments received from customers related to unsatisfied performance obligations for our IVAS business at the end of the period. Advance from customers represents cash received from customers prior to delivery of the vehicle, which was included in accrued expenses and other current liabilities in our consolidated balance sheets. As of December 31, 2017, our total deferred revenue was US$11.4 million, of which US$11.2 million was recognized as revenue for the year ended December 31, 2018. Our total unearned revenue was US$3.7 million as of December 31, 2018.

We applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. These costs include certain commissions paid to intermediaries of automobile sales. We have no material incremental costs of obtaining contracts with customers that we expect the benefit of those costs to be longer than one year which need to be recognized as assets.

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

In performing the two-step quantitative impairment test, our first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The fair value of the reporting units is estimated using discounted cash flow methodologies, as well as considering third party market value indicators. Our use of a discounted cash flow methodology includes estimates of future revenue based upon budget projections and growth rates. We also develop estimates for future levels of gross and operating profits and projected capital expenditures. Our methodology also includes the use of estimated discount rates based upon industry and competitor analysis as well as other factors. The estimates that we use in its discounted cash flow methodology involves many assumptions by management that are based upon future growth projections. Calculating the fair value of the reporting units requires significant estimates and assumptions by management. Should the estimates and assumptions regarding the fair value of the reporting units prove to be incorrect, we may be required to record impairments to its goodwill in future periods and such impairments could be material. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. In estimating the fair value of each reporting unit we estimate the future cash flows of each reporting unit, we have taken into consideration the overall and industry economic conditions and trends, market risk of the company and historical information. During the years ended December 31, 2016 and 2017, we did not record any impairment charges related to goodwill. During the year ended December 31, 2018, following the investigation of the Ji'nan dealership, Kaixin transferred its equity interest in the Ji'nan dealership and the related assets to another affiliate of ours. Following the transfer, we closed the dealership. As a result of the above, we fully impaired the goodwill related to the Ji'nan dealership, amounting to US$25.8 million. We acquired Sindeo in 2017. During the year ended December 31, 2018, we performed our goodwill impairment testing and determined there was an impairment. As a result, the entire balance of goodwill associated with Sindeo, amounting to US$3.3 million, was written off. The carrying value of our remaining reporting units did not exceed their fair value. As such, no other impairments were recorded other than those described above.

Please see “Item 3.D. Risk Factors—Risks Related to Our Business and Industry” for a discussion of risks and uncertainties that may adversely affect our growth. These risks and uncertainties, if materialized, could also have a negative effect on the estimated fair value.

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

A change in any of the terms or conditions of share options is accounted for as a modification of the share incentive plans. Therefore, we calculate incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, we would recognize incremental compensation cost in the period the modification occurred and for unvested options, we would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Value-added Taxes

Value-added tax, or VAT, is also reported as a deduction to revenue when incurred and amounted to US$4.1 million, US$9.8 million and US$15.8 million for the years ended December 31, 2016, 2017 and 2018, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expense and other current liabilities on the consolidated balance sheet.

In 2018, we entered into a series of ancillary agreements to facilitate our sale of used cars for VAT optimization purposes. Under these ancillary agreements, when we source a used car, the legal title of the car is transferred to an executive of our subsidiary and the registration is transferred to the name of one of the dealership employees. We view our company as a service provider in the used car transactions which is only subject to VAT on the difference between the original purchase price and the retail price of the used cars.

Income Taxes

In preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we include in our consolidated balance sheet and which are classified as non-current. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we must include an expense within the tax provision in our statement of operations.

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

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than the expected ultimate assessment. We recorded nil unrecognized tax benefits during the years ended December 31, 2016, 2017 and 2018.

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

Based on our analysis of the facts related to our corporate restructuring in 2005 and 2006, we do not believe that we should be treated as a United States corporation for United States federal income tax purposes. However, as there is no direct authority on how the relevant rules of the Code might apply to us, our company’s conclusion is not free from doubt. Therefore, our conclusion may be challenged by the United States tax authorities and a finding that we owe additional United States taxes could substantially reduce the value of your investment in our company. If the United States taxing authorities successfully treated our company as a United States domestic corporation, our company would be subject to United States federal income tax on its worldwide taxable income as if it were a United States corporation. For more information, please refer to “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—If we are required to pay U.S. taxes, the value of your investment in our company could be substantially reduced.”

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

Nonaccrual financing receivable

Financing income is calculated based on the contractual rate of the financing and recorded as financing income over the life of the financing using the effective interest method. Financing receivables are placed on non-accrual status upon reaching 90 days past due for those arising from financing for installment sales and apartment rental financing, or when reasonable doubt exists as to the full, timely collection of the financing receivable. When a financing receivable is placed on non-accrual status, we stop accruing financing income. The financing receivable is returned to accrual status if the related individual or company has performed in accordance with the contractual terms for a reasonable period of time and, in our judgment, will continue to make period principal and financing income payments as scheduled. We write off our nonaccrual financing receivable by considering factors including, but not limited to the overdue days, the collection condition replied by third-party collectors and the repayment willingness of the debtor.

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

Inventory write-downs are established based on management’s review on a vehicle-by-vehicle basis for slow moving and obsolete items. On a quarterly basis, the management examines an inventory report. The vehicle is considered slow moving if it has not been sold within a 90 days period since procurement, in light of our average inventory turnover days during the year ended December 31, 2017 and 2018, were 80 days and 63 days, respectively. In estimating the level of inventory write-downs for slow moving vehicles, we consider historical data and forecasted customer demand, such as sales price and inventory turn times of similar vehicles with similar mileage and condition, as well as independent, market information. This valuation process requires management to make judgements, based on currently available information, and assumptions about future demand and market conditions, which are inherently uncertain. To the extent that there are significant changes to estimated vehicle selling prices or decreases in demand for used vehicles, there could be significant adjustment to reflect inventory at net realizable value.

Business Acquisition

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration and the payment of the consideration depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date. If it is recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. As of December 31, 2017 and 2018, contingent consideration liability related to the used automobile dealers acquired during the years ended December 31, 2017 and 2018 amounted to US$66.8 million and US$105.7 million, respectively, and has been recorded as contingent consideration liability and long-term contingent consideration liability on our consolidated balance sheet. We estimated the fair value of our contingent consideration by using valuation models that incorporate certain assumptions which include IPO probability and discount rate.

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

	Years ended December 31,
	2016	2017	2018
Net revenues:
Used automobile sales	29,317	121,084	467,232
IVAS and others	18,164	24,271	28,420
Financing income	—	29,269	2,456
Total net revenues	47,481	174,624	498,198
Cost of revenues:
Used automobile sales	—	116,385	449,805
IVAS and others	14,869	17,954	12,642
Financing income	25,708	28,975	14,021
Total cost of revenues	(40,577)	(163,314)	(476,468)
Gross profit	6,904	11,310	21,730
Operating expenses:
Selling and marketing	(13,932)	(20,070)	(34,562)
Research and development	(7,542)	(17,435)	(26,349)
General and administrative	(39,406)	(51,494)	(71,094)
Gain on disposal of property and equipment	—	—	25,928
Impairment of goodwill	—	—	(29,055)
Total operating expenses	(60,880)	(88,999)	(135,132)

Loss from operations	(53,976)	(77,689)	(113,402)
Other income (expenses)	8,336	2,656	(2,014)
Fair value change of contingent consideration	—	(2,601)	(29,604)
Interest income	832	1,988	5,760
Interest expenses	(7,107)	(4,322)	(5,103)
Realized (loss) gain on short-term investments	595	(100)	—
Realized (loss) gain on disposal of long-term investments	—	37,311	(2,141)
Impairment of long-term investments	(1,484)	—	—
Total non-operating income (loss)	1,172	34,932	(33,102)
Loss before provision of income tax and loss in equity method investments, net of tax	(52,804)	(42,757)	(146,504)
Income tax expenses	(2,470)	(4,479)	(9,850)
Loss before loss in equity method investments, net of tax	(55,274)	(47,236)	(156,354)
Loss (income) in equity method investments, net of tax	(7,840)	55,985	(2,463)
Loss from continuing operations	(63,114)	8,749	(158,817)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net revenues. Our net revenues increased by 185% from US$174.6 million in 2017 to US$498.2 million in 2018. This increase was primarily due to revenues from used automobile sales, which was a business that we launched in June 2017, partially offset by the near absence of financing income revenues in 2018.

•	Used automobile sales. We commenced used automobile sales in June 2017, and the scale of this business greatly increased in 2018. Used automobile sales net revenues increased by 286% from US$121.1 million in 2017 to US$467.2 million in 2018. We sold a total of 2,225 automobiles in 2017 and 7,438 automobiles in 2018.

•	IVAS and others. Our IVAS and others net revenues increased by 17.5% from US$24.3 million in 2017 to US$28.5 million in 2018. The increase in our IVAS and others net revenues was primarily due to the service revenue from the Kaixin used auto business.

•	Financing income. Our financing income revenues decreased by 91.6% from US$29.3 million in 2017 to US$2.5 million in 2018 as we made a strategic decision to extend credit to our own dealerships rather than affiliated network dealerships in 2018.

Cost of revenues. Our cost of revenues increased by 192% from US$163.3 million in 2017 to US$476.5 million in 2018. This increase was primarily due to the cost of used automobile sales.

•	Used automobile sales. Used automobile sales accounted for 94.4% of our total cost of revenues in 2018, in line with the percentage of total revenues which they accounted for. Cost of revenues for used automobile sales is primarily the cost to acquire the vehicles.

•	IVAS and others. Our IVAS and others cost of revenues decreased by 29.6% from US$18.0 million in 2017 to US$12.6 million in 2018. The decrease in our IVAS and others cost of revenues was primarily due to a decrease of commission cost we paid to our Woxiu performers.

•	Financing income. Our cost of revenues for financing income decreased by 51.6% from US$29.0 million in 2017 to US$14.0 million in 2018. The decrease was primarily due to we made a strategic decision to extend credit to our own dealerships rather than affiliated network dealerships in 2018.

Operating expenses. Our operating expenses increased by 51.8% from US$89.0 million in 2017 to US$135.1 million in 2018, due in particular to increases in sales and marketing expenses , general and administrative expenses and impairment of goodwill.

•	Selling and marketing expenses. Our selling and marketing expenses increased by 72.2% from US$20.1 million in 2017 to US$34.6 million in 2018. This increase was primarily due to the increase in headcount and personnel-related expenses for the used auto sales business.

•	Research and development expenses. Our research and development expenses increased by 51.1% from US$17.4 million in 2017 to US$26.3 million in 2018. This increase was primarily due to an increase in headcount and personnel-related expenses for the SaaS business.

•	General and administrative expenses. Our general and administrative expenses increased by 38.1% from US$51.5 million in 2017 to US$71.1 million in 2018. The increase was primarily due to professional fees for the OPI Transaction.

•	Impairment of goodwill. We had impairment of goodwill of US$29.1 million in 2018, primarily due to impairment losses on goodwill arising from our acquisition of the Ji’nan dealership. We had no impairment of goodwill in 2017.

•	Gain on disposal of property and equipment. We had gain on disposal of property and equipment of US$25.9 million due to selling a building located in Shanghai.

Other expense. We had other expense of US$2.0 million in 2018, as compared to an income of US$2.6 million in 2017.

Fair value change of contingent consideration. Our fair value change of contingent consideration was US$29.6 million in 2018, as compared to US$2.6 million in 2017.

Interest income. Our interest income was US$5.8 million in 2018, as compared to interest income of US$2.0 million in 2017. Our interest income was primarily interest from the note issued to us by Oak Pacific Investment in the OPI Transaction.

Interest expenses. Our interest expense was US$5.1 million in 2018, as compared to interest expense of US$4.3 million in 2017. The interest expense in 2018 was primarily due to interest on loans that we borrowed from commercial banks.

Realized loss on disposal of long-term investments. Our realized loss on disposal of long-term investments was US$2.1 million in 2018, compared to a realized gain on disposal of long-term investments of US$37.3 million in 2017.

(Loss) earnings in equity method investments. Our loss in equity method investments was US$2.5 million in 2018, compared to gain in equity method investments of US$56.0 million in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net revenues. Our net revenues increased by 268% from US$47.5 million in 2016 to US$174.6 million in 2017. This increase was primarily due to revenues from used automobile sales, which was a business that we launched in June 2017.

•	Used automobile sales. We commenced used automobile sales in June 2017, and they already accounted for 69.3% of our total net revenues in 2017.

•	IVAS and others. Our IVAS and others net revenues increased by 33.6% from US$18.2 million in 2016 to US$24.3 million in 2017. The increase in our IVAS and others net revenues was primarily due to the revenue from our SaaS businesses.

•	Financing income. Our financing income revenues remained substantially unchanged at US$29.3 million in 2016 and 2017. The amount of loan origination to used automobile dealerships was US$25.4 million during 2017, as compared with US$17.9 million during 2016.

Cost of revenues. Our cost of revenues increased by 302% from US$40.6 million in 2016 to US$163.3 million in 2017. This increase was primarily due to the cost of used automobile sales.

•	Used automobile sales. Used automobile sales accounted for 71.3% of our total cost of revenues in 2017, in line with the percentage of total revenues which they accounted for. Cost of revenues for used automobile sales is primarily the cost to acquire the vehicles.

•	IVAS and others. Our IVAS and others cost of revenues increased by 20.7% from US$14.9 million in 2016 to US$18.0 million in 2017. The increase in our IVAS and others cost of revenues was primarily due to an increase of commission cost we paid to Woxiu performers.

•	Financing income. Our cost of revenues for financing income increased by 12.7% from US$25.7 million in 2016 to US$29.0 million in 2017. The increase was primarily due to an increase in provision for financing receivables.

Operating expenses. Our operating expenses increased by 46.2% from US$60.9 million in 2016 to US$89.0 million in 2017, due to increases in sales and marketing expenses and general and administrative expenses.

•	Selling and marketing expenses. Our selling and marketing expenses increased by 44.1% from US$13.9 million in 2016 to US$20.1 million in 2017. This increase was primarily due to an increase of US$2.3 million in salaries and other benefits as we increased our headcount and an increase of US$1.1 million for promotion expenses for Chime.

•	Research and development expenses. Our research and development expenses increased by 131% from US$7.5 million in 2016 to US$17.4 million in 2017. This increase was primarily due to an increase of US$7.3 million in salaries and other benefits for research and development personnel, which was primarily due to the increase in our research and development headcount in 2017.

•	General and administrative expenses. Our general and administrative expenses increased by 30.7% from US$39.4 million in 2016 to US$51.5 million in 2017. The increase was primarily due to an increase of US$4.9 million in share-based compensation expenses, as well as an increase in the professional expenses for the transaction that we announced on April 30, 2018.

Interest income. Our interest income was US$2.0 million in 2017, as compared to interest income of US$0.8 million in 2016. Our interest income was primarily interest from term deposits at commercial banks.

Interest expenses. Our interest expense was US$4.3 million in 2017, as compared to interest expense of US$7.1 million in 2016. The interest expense was primarily interest on loans that we borrowed from commercial banks.

Realized gain on disposal of long-term investments. Our realized gain on disposal of long-term investments was US$37.3 in 2017, compared to a realized gain on disposal of long-term investments of nil in 2016. The gain was primarily due to the disposal of common shares of Mapbar Technology Limited.

Impairment of long-term investments. Our impairment of long-term investments was US$nil in 2017, compared to impairment of long-term investments of US$1.5 million in 2016.

(Loss) earnings in equity method investments. Our earnings in equity method investments was US$56.0 million in 2017, compared to loss in equity method investments of US$7.8 million in 2016. The increase was primarily due to the US$58.3 million gain on disposal of certain shares of Social Finance Inc. in 2017.

Discussion of Segment Operations

We had two reportable segments as of December 31, 2018, our Renren segment and our auto group segment. Before we disposed of our Renren SNS business in December 2018, our Renren segment offered social networking services and other internet value added services. Our auto group segment sells used automobiles and related products, arranges financing options for customers through our financial services partners and provides credit financing to used automobile dealerships.

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	Year ended December 31, 2016
	Renren	Auto	Total
Net revenues	$26,635	$20,846	$47,481
Cost of revenues	(26,506)	(14,071)	(40,577)
Operating expenses	(40,140)	(20,740)	(60,880)
Operating loss	(40,011)	(13,965)	(53,976)
Net loss from continuing operations	(47,126)	(15,988)	(6,3114)
Net income from discontinued operations	(114,172)	(8,066)	(122,238)
Net loss	(161,298)	(24,054)	(185,352)

	Year ended December 31, 2017
	Renren	Auto	Total
Net revenues	$58,038	$116,586	$174,624
Cost of revenues	(50,256)	(113,058)	(163,314)
Operating expenses	(59,348)	(29,651)	(88,999)
Operating loss	(51,566)	(26,123)	(77,689)
Net loss from continuing operations	39,289	(30,540)	8,749
Net income from discontinued operations	(121,097)	1,845	(119,252)
Net loss	(81,808)	(28,695)	(110,503)

	Year ended December 31, 2018
	Renren	Auto	Total
Net revenues	$19,122	$479,076	$498,198
Cost of revenues	(11,966)	(464,502)	(476,468)
Operating expenses	(66,847)	(68,285)	(135,132)
Operating loss	(59,691)	(53,711)	(113,402)
Net loss from continuing operations	(69,285)	(89,532)	(158,817)
Net income from discontinued operations	223,298	–	223,298
Net loss	154,013	(89,532)	64,481

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2018, we had US$15.3 million in cash and cash equivalents and US$42.2 million in restricted cash. We believe that our cash on hand, together with cash obtained by Kaixin from the Kaixin Offering and cash provided by financing activities, will provide us with sufficient capital to meet our anticipated cash needs for the next 12 months. If we have additional liquidity needs, we may obtain additional financing to meet such needs. However, we cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31,
	2016	2017	2018
	(in thousands of US$)
Net cash used in operating activities	$(11,005)	$(114,964)	$(60,239)
Net cash (used in) provided by investing activities	(183,653)	263,285	170,844
Net cash provided by (used in) financing activities	126,075	(67,113)	(254,179)
Net (decrease) increase in cash and cash equivalents	(68,583)	81,208	(143,574)
Cash and cash equivalents at the beginning of the year	183,500	110,084	201,923
Effect of exchange rate changes	(4,833)	10,631	(836)
Cash and cash equivalents at the end of the year	110,084	201,923	57,513

Operating Activities

Net cash used in operating activities amounted to US$60.2 million in 2018, compared to net income of US$64.5 million. The principal change in operating assets and liabilities accounting for the difference between our net loss and our net cash used in operating activities in 2018 was an increase in amount due from related parties of US$65.3 million, which was offset by a decrease in prepaid expenses and other current assets of US$51.9 million and a decrease in inventory of US$28.9 million. The principal adjustments to reconcile our net income to our net cash used by operating expenses were a gain on deconsolidation of subsidiaries of US$242.1 million related to the disposition of our Renren SNS business and Oak Pacific Investment, and gain on disposal of property and equipment of US$25.9 million, partially offset by share-based compensation expenses of US$31.6 million, fair value change of contingent consideration of US$29.6 million, impairment on goodwill of US$29.1 million, and loss in equity method investments of US$12.1 million.

Net cash used in operating activities amounted to US$115.0 million in 2017, compared to a net loss of US$110.5 million. The principal change in operating assets and liabilities accounting for the difference between our net loss and our net cash used in operating activities in 2017 was an increase in inventory of US$76.6 million for the acquisition of used automobiles in connection with the new business we launched in June 2017. The principal adjustments to reconcile our net loss to our net cash used by operating expenses were impairment on long-term investments of US$113.1 million relating to assets which we have transferred to Oak Pacific Investment in connection with the transaction we announced on April 30, 2018, share-based compensation expenses of US$28.0 million and provision for financing receivable losses of US$12.7 million, partially offset by gain on disposal of equity method investment of US$59.7 million for Social Finance Inc. and Loadstar Capital K.K., and realized gain on disposal of long-term investments of US$37.3 million for Mapbar Technology Limited.

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

Investing Activities

Net cash provided by investing activities amounted to US$170.8 million in 2018, due mainly to proceeds from principal repayments of financing receivable of US$109.1 million and proceeds from disposal of equipment and property of US$60.4 million. Principal repayments of financing receivables are related to our business of providing credit financing to used automobile dealers in China. Because we concentrated on providing credit financing to our consolidated affiliates in 2018 rather than to unaffiliated dealerships, the figure for principal repayments of financing receivables was much lower than in 2017 and there was no offsetting amount for payments to provide financing receivables. The disposal of equipment and property was related to our disposal of building located in Shanghai to a third party in May 2018 for $60.4 million.

Net cash provided by investing activities amounted to US$263.3 million in 2017, due mainly to proceeds from principal repayments of financing receivable of US$926.0 million, proceeds from sale of equity method investment of US$94.6 million and proceeds from sale of cost method investment of US$32.7 million, partially offset by payments to provide financing receivable of US$748.7 million. The financing receivable is generated from loans to used automobile dealerships in our financing business.

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

Net cash used in investing activities amounted to US$183.7 million in 2016, due mainly to cash paid to customers in our financing business of US$799.2 million and cash paid for purchases of long-term investments of US$50.8 million, partially offset by repayment from customers in our internet finance business of US$626.8 million, capital distributions received from equity method investees of US$29.6 million, proceeds from sale of trading securities of US$22.6 million and proceeds from sale of equity method investment of US$18.5 million.

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

Financing Activities

Net cash used in financing activities was US$254.2 million in 2018, due mainly to US$193.5 million of principal repayment to investors in our financing business, US$169.0 million of cash distribution to shareholders related to the extraordinary dividend we paid in June 2018 and US$119.0 million used to repay short-term and long-term loans, partially offset by proceeds from short-term and long-term debt borrowings of US$158.1 million and proceeds from investors in our financing business of US$57.8 million. Proceeds from investors and principal repayment to investors relate to our use of asset-backed securities and peer-to-peer platforms to fund the financing receivables that we generate in our financing business.

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

Net cash provided by financing activities was US$126.1 million in 2016, due mainly to proceeds from investors in our financing business of US$844.7 million and proceeds from debt borrowings of US$39.1 million, partially offset by US$637.9 million of principal repayment to investors in our financing business and US$131.9 million used to repay short-term and long-term loans.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China principally through several sets of contractual arrangements between two of our wholly owned PRC subsidiaries, namely Qianxiang Shiji and Renren Automobile, and their respective consolidated affiliated entities, namely Qianxiang Tiancheng, Shanghai Changda and Shanghai Jieying, and their respective shareholders. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for a summary of these contractual arrangements. For each of the three years ended December 31, 2018, revenues from our consolidated affiliated entities constituted substantially all of our total consolidated net revenues.

Conducting our operations through contractual arrangements with our consolidated affiliated entities in China entails a risk that we may lose effective control over our consolidated affiliated entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “We rely on contractual arrangements with consolidated affiliated entities for our China operations, which may not be as effective in providing operational control as direct ownership. Any failure by our affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.”

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

After Qianxiang Wangjing and Qianxiang Changda make appropriations for their respective statutory reserves and retain any profits, each of their remaining net profits are distributable to their sole shareholder, Qianxiang Tiancheng, in the form of an RMB dividend. Pursuant to the contractual arrangements between Qianxiang Tiancheng and Qianxiang Shiji, Qianxiang Tiancheng’s earnings and cash (including dividends received from its subsidiaries) are used to pay service and license fees in RMB to Qianxiang Shiji, in the manner and amount set forth in these agreements. After paying the withholding taxes applicable to Qianxiang Shiji’s revenues and earnings, making appropriations for its statutory reserve requirements and retaining any profits from accumulated profits, the remaining net profits of Qianxiang Shiji would be available for distribution to us through the respective offshore holding companies through which we own Qianxiang Shiji, although we have not, and do not have, any present plan to make such distributions. As of December 31, 2017, the net assets of Qianxiang Shiji and our consolidated affiliated entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate US$436.0 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations” for more information.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Capital Expenditures

We made capital expenditures of US$0.4 million, US$0.5 million and US$0.9 million in 2016, 2017 and 2018, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business, and purchase of real estate. In 2016, our capital expenditures included purchases of computer servers and equipment of US$0.4 million. In 2017, our capital expenditures included purchases of computer servers and equipment of US$0.1 million. In 2018, our capital expenditures included purchases of computer servers and equipment of US$0.9 million. We expect to incur capital expenditures of up to approximately US$0.1 million in 2019, which will be primarily used to purchase some equipment for our after-sale services business, additional servers and computers and expand our network infrastructure to support the growth of our business.

C.	Research and Development, Patents, and Licenses, etc.

Research and Development

Our research and development efforts focus on developing and improving the scalability, features and functions of each of our websites, services and applications. We have a large team of 399 engineers and developers as of December 31, 2018, accounting for 34% of our employees as of that date. Most of our engineers and developers are based at our headquarters in Beijing.

Our research and development personnel support all areas of our business, mainly focusing on the improvement and enhancement of Kaixin’s website and mobile app and ensuring we are fully compatible with the latest mobile operating systems such as iOS, Android and Windows, but also working on our Chime initiative, supporting our financing business and supporting our Woxiu business. We continue to develop new products and services to meet the needs of our user base and customers.

Our research and development expenses primarily include salaries and benefits for our research and development personnel and depreciation of related PC and servers. We incurred US$7.5 million, US$17.4 million and US$26.3 million of research and development expenses in 2016, 2017 and 2018, respectively.

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

开心汽车 is a registered trademark in China. We have applied for patents relating to our technologies, among which we have been granted 30 patents. We have registered domain names including xiaonei.com, kaixin.com and chimeroi.com. In addition, we maintain 81 copyright registrations, of which 62 are computer software copyright registrations. Our employees sign confidentiality and non-compete agreements when hired.

We have successfully obtained a trademark registration for 开心汽车, which translates to “Kaixin Auto”, in category 35, which covers areas we deem crucial to Kaixin’s business. However, we have not yet obtained trademark registrations in other important categories, including automobile maintenance. Therefore, we might be unable to completely prevent a third party from using the Kaixin brand for a business that is the same or similar to Kaixin’s. We are still in the process of obtaining trademark registration for the Kaixin brand name in other relevant categories. We may not be able to successfully register Kaixin’s brand in such categories and may even be exposed to the risk that we are held to be infringing third-party trademark rights. We believe that the Kaixin brand is vital to its competitiveness and its ability to attract new customers. Any failure to protect these rights could adversely affect our business and financial condition. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Our own intellectual property rights may be infringed, which could materially and adversely affect our business and results of operations.”

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations including interest payment, if applicable, as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of US$)
Operating lease obligations(1)	14,697	5,735	6,700	1,275	987
Loan obligations(2)	87,427	52,113	35,314	—	—
TOTAL	102,124	57,848	42,014	1,275	987

(1)	We lease facilities and offices under non-cancelable operating lease agreements. In addition, we pay telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers under non-cancelable agreements, which are treated as operating leases.

(2)	In 2018, we entered into one long-term borrowing for a total of US$35.0 million and several short-term borrowing for a total of US$49.9 million. Balances include future principal and interest payments related to those agreements. Actual interest payments may differ.

In December 2016, we entered into a short-term loan agreement with East West Bank for US$30 million. In June 2017, we amended and extended the maturity date to April 2018. In October 2017, we repaid US$10 million of the loan balance. In January 2018, we further refinanced our short-term loan agreement with East West Bank and replaced it with a long-term debt. The long-term debt is repayable on April 3, 2020. Accordingly, we have excluded US$20 million from the short-term debt and has reclassified it to long-term debt as of December 31, 2017.

During the year ended December 31, 2018, we repaid US$12.0 million and borrowed an additional US$27.0 million from East West Bank.

G.	Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Joseph Chen	50	Chairman, Chief Executive Officer, Director
James Jian Liu	46	Director, Chief Operating Officer
Hui Huang	46	Independent Director
Chuanfu Wang	53	Independent Director

Directors and Executive Officers	Age	Position/Title
Stephen Tappin	52	Independent Director
Tianruo Pu	50	Independent Director
Thomas Jintao Ren	40	Chief Financial Officer
Rita Rui Yi	50	Vice President for HR
He Li	35	Vice President for SaaS and Trucker Path
Chen Ji	39	Chief Executive Officer of Kaixin Auto
Jinfeng Xie	39	Chief Operating Officer of Kaixin Auto
Michael McGowan	43	Vice President of Sales, Chime Technologies

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

Chuanfu Wang has served as a director of our company since May 2012. Mr. Wang is the chairman of the board, an executive director and the president of BYD Company Limited (HKG:1211). He has been an executive director of BYD Company Limited since June 2002, in charge of its general operations and overall strategies. Mr. Wang is currently also a non-executive director and the chairman of BYD Electronic (International) Company Limited (HKG: 0285). Mr. Wang founded Shenzhen BYD Battery Company Limited, the predecessor to BYD Company Limited, in February 1995. Before that he served as the deputy director of the Beijing General Research Institute for Nonferrous Metals from 1990 to 1995. Mr. Wang has received many awards, prizes and recognitions, such as Hong Kong’s Bauhinia Cup Outstanding Entrepreneur Award in 2000 and BusinessWeek’s “Stars of Asia” in 2003, among others. In addition, Mr. Wang was elected as a representative in the Shenzhen People’s Congress in March 2000, a member of the Fourth Shenzhen Municipal People’s Congress Standing Committee in May 2005, and a member of the Fifth Shenzhen Municipal People’s Congress Standing Committee in 2010. Mr. Wang graduated from the Central South University of Technology (now Central South University) in Changsha in 1987, majoring in physical chemistry of metallurgy. He received his master’s degree in physical chemistry of metallurgy at Beijing General Research Institute for Nonferrous Metals in 1990.

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

Tianruo Pu is currently and an independent director and the chairman of the audit committee of Autohome (NYSE: ATHM), JMU Limited (NASDAQ: JMU) and 3SBio Inc. (HKEX:1530). Mr. Pu has more than twenty years of work experience in finance and accounting in both the United States and China. Mr. Pu previously served as the CFO of Zhaopin Limited from March 2016 to July 2018. Prior to that, Mr. Pu served as chief financial officer and director of UTStarcom Holdings Corp. from October 2012 to August 2014 and as chief financial officer of China Nuokang Bio-Pharmaceutical Inc. from September 2008 to June 2012. Mr. Pu received his MBA degree from Northwestern University’s Kellogg School of Management in 2000 and his Master of Science degree in accounting from the University of Illinois in 1996.

Thomas Jintao Ren has served as the chief financial officer of our company since September 2015. He has also served as the chief financial officer of Kaixin Auto since September 2015 and the chief financial officer of Oak Pacific Investment since September 2017. Prior to rejoining our company, Mr. Ren was the chief financial officer at Chukong Technologies. Mr. Ren was previously at Renren between 2005 and 2013, where he served as our senior finance director. Prior to that, Mr. Ren had worked at KPMG for five years. Mr. Ren holds a bachelor’s degree in economics from Renmin University of China. He is a certified public accountant in China and the United States, and a chartered professional accountant in Canada.

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

He Li has served as vice president of our company since 2014 and is now in charge of SaaS and Trucker Path. Mr. Li joined our company in 2011 and has since held various positions in research and development. Mr. Li received a bachelor’s degree in Computer Science and a master’s degree in Software Science Theory from Peking University.

Chen Ji has served as chief executive officer of Kaixin Auto since October 2018. Prior to that, Mr. Ji served as Kaixin Auto’s chief operating officer from September 2014 to September 2018. Before rejoining us, Mr. Ji was a senior director of operations of Baidu from August 2013 to September 2014. Mr. Ji served as a director of operations, purchasing and payment at Renren between May 2009 and August 2013. Prior to that, Mr. Ji worked as a purchasing manager of LG Corporation for six years. Mr. Ji received a bachelor’s degree from Beijing Institute of Architectural Engineering in road bridges and intelligent transportation and a master’s degree in E-commerce from University of Essex.

Jinfeng Xie has served as Kaixin Auto’s chief operating officer since December 2018. Previously, Mr, Xie had served as vice president of sales for Kaixin Auto since October 2014. Mr. Xie joined Renren in 2010 and has since held various positions in sales. Prior to joining Renren, Mr. Xie worked as regional manager of Dianping between 2008 and 2010. Prior to that, Mr. Xie worked at Alibaba for two years. Mr. Xie received a bachelor’s degree in transportation from Shijiazhuang Railway Institute.

Michael McGowan has served as a vice president of sales for Chime Technologies, one of our U.S.-based SaaS businesses, since March 2019. Prior to joining our company, Mr. McGowan served as vice president of sales for Commissions Inc., a real estate based SaaS company headquartered in Atlanta, from 2017 to 2019. Before that, Michael was a regional vice president in the financial services and financial technology industry with Transamerica from 2014 to 2017. Mr. McGowan served in the United States Marine Corps before entering the corporate world, from 1993 to 2002, completing several combat tours of duty. Mr. McGowan earned his bachelor’s of science from Saint Leo University in accounting and his master’s in business administration from Arizona State University.

B.	Compensation

For the year ended December 31, 2018, we paid an aggregate of approximately US$1.7 million in cash to our executive officers and non-executive directors. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. In 2018, we accrued in aggregate US$115 thousand worth of such benefits for our executive officers.

For the year ended December 31, 2018 we granted a total of 18,286,826 restricted Class A ordinary shares to our executive officers and non-executive directors, and we recorded US$0.2 million in share-based compensation expense for these grants. For more information, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”

Equity Incentive Plans

Since February 27, 2006, we have adopted six equity incentive plans for Renren Inc. to motivate, retain and attract the best personnel and promote the success of our business. The six plans adopted by Renren Inc. were the 2006 Equity Incentive Plan, the 2008 Equity Incentive Plan, the 2009 Equity Incentive Plan, the 2011 Share Incentive Plan (as amended), the 2016 Share Incentive Plan and the the 2018 Share Incentive Plan. We refer to these collectively as the Plans. As of February 28, 2019, options to purchase 2,216,915 ordinary shares were outstanding under the 2009 Equity Incentive Plan, 268,815 restricted share units and options to purchase 97,088,256 ordinary shares were outstanding under the 2011 Share Incentive Plan (as amended), 5,421,239 restricted share units and options to purchase 39,752,430 ordinary shares were outstanding under the 2016 Share Incentive Plan, and 64,705,860 restricted share units were outstanding under the 2018 Share Incentive Plan.

On August 24, 2017, our compensation committee approved to reduce the exercise price for all outstanding options we had previously granted with an exercise price higher than US$0.478 per ordinary share to US$0.478 per share.

On June 29, 2018, our compensation committee approved a reduction in the exercise price for all outstanding options previously granted by our company with an exercise price higher than US$0.478 per ordinary share to US$0.0613 per share, representing the closing price of our ADSs on the New York Stock Exchange, or the NYSE, on June 21, 2018. The market price of our ADSs had fallen as a result of the payment of the special dividend that we paid in connection with the series of transactions that we carried out at that time. See “Item 4. Information on the Company—A. History and Development of the Company—The OPI Transaction” for more information on those transactions.

The following table summarizes the outstanding share options granted to certain of our directors, executive officers and other individuals under the Plans as of February 28, 2019.

Name	Number of Ordinary Shares Underlying Outstanding Options (1)	Exercise Price (US$/Share) (1)	Grant Date	Expiration Date
Joseph Chen	16,800,000	0.0613	April 5, 2012	April 4, 2022
	3,150,000	0.0613	March 22, 2013	March 21, 2023
	25,946,844	0.0613	May 19, 2014	May 18, 2024
	25,946,847	0.0613	May 19, 2014	May 18, 2024
	39,752,430	0.0613	January 15, 2016	January 14,2025
James Jian Liu	5,400,000	0.0613	April 5, 2012	April 4, 2022
	1,050,000	0.0613	March 22, 2013	March 21, 2023
	8,850,000	0.0613	May 19, 2014	May 18, 2024
	8,850,000	0.0613	May 19, 2014	May 18, 2024
Hui Huang	*	0.0613	April 5, 2012	April 4, 2022
	*	0.0613	March 22, 2013	March 21, 2023
Chuanfu Wang	*	0.0613	June 14, 2012	June 13, 2022
	*	0.0613	March 22, 2013	March 21, 2023
He Li	*	0.0613	April 18, 2011	April 17, 2021
	*	0.0613	December 28, 2011	December 27, 2021
	*	0.0613	December 28, 2012	December 27, 2022
	*	0.0613	May 17, 2013	May 16, 2023
	*	0.0613	December 2, 2013	December 1, 2023
Other individuals as a group	1,686,480		(2)	(3)

*	The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

(1)	The number of share options granted and exercise prices in this table, including footnote 2, gives effect to the ten-for-one share split that became effective on March 25, 2011.

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

On June 29, 2018, we modified the exercise price of the outstanding share options previously granted that had exercise prices higher than US$0.0613 per ordinary share, reducing them uniformly to US$0.0613 per share. The total incremental cost as a result of the modification was US$10.8 million, of which US$9.3 million was recognized as share-based compensation expense in 2018 and the remainder will be amortized over the expected requisite service period.

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

The following table summarizes the outstanding restricted share units granted to our executive officers and certain other individuals as of February 28, 2019 under the Plans adopted by Renren Inc.

Name	Number of Ordinary Shares Underlying Restricted Share Units Outstanding	Grant Date
Joseph Chen	9,029,637	January 15, 2016
James Jian Liu	3,588,517	July 31, 2018
Hui Huang	*	May 19, 2014
Hui Huang	*	January 1, 2015
Chuanfu Wang	*	May 19, 2014
Chuanfu Wang	*	April 15, 2015
Thomas Ren	*	September 30, 2015
Thomas Ren	*	February 1, 2016
Thomas Ren	*	July 31, 2018
Stephen Tappin	*	December 5, 2016
Tianruo Pu	*	December 5, 2016
Rita Yi	*	January 3, 2017
Rita Yi	*	July 31, 2018
He Li	*	May 19, 2014
He Li	*	October 17, 2014
He Li	*	April 15, 2015
He Li	*	February 1, 2016
He Li	12,975,825	July 31, 2018
Certain individuals as a group	47,850	May 15, 2015
Certain individuals as a group	825	June 15, 2015
Certain individuals as a group	8,040	November 1, 2015

Name	Number of Ordinary Shares Underlying Restricted Share Units Outstanding	Grant Date
Certain individuals as a group	207,015	February 1, 2016
Certain individuals as a group	50,190	June 15, 2016
Certain individuals as a group	78,180	March 22, 2017
Certain individuals as a group	223,627	September 1, 2017
Certain individuals as a group	11,638	December 8, 2017
Certain individuals as a group	26,265	January 16, 2018
Certain individuals as a group	45,231,559	July 31, 2018
Certain individuals as a group	1,039,710	October 11, 2018
Certain individuals as a group	1,925,415	February 19, 2019

*	The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

On January 31, 2018, we adopted a Kaixin Auto Group 2018 Equity Incentive Plan for Kaixin Auto Group, whereby 40,000,000 ordinary shares of Kaixin Auto Group had been made available for granting or awarding to the employees and consultants of the company, either as incentive share options or as restricted shares. As of December 31, 2018, 36,461,500 shares have been granted or awarded to any of the employees and consultants of the Company under this plan.

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

Duties of Directors

Cayman Islands law does not prescribe by statute the specific duties of directors of Cayman Islands companies and therefore the duties of directors are dictated by common law. Our directors have certain duties of care, diligence and skill as well as a fiduciary duty to act honestly and in good faith in the best interests of our company. Our directors must exercise the skills they actually possess. Our directors must exercise such care and diligence that a reasonably prudent person would exercise in comparable circumstances but will not be liable for errors of judgment and therefore they may rely upon opinions and advice of outsiders but must still exercise their business judgment based upon such advice. It was previously considered that a director needs not to exhibit in the performance of his or her duties a greater degree of skills than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skills and care and these authorities are likely to be followed in the Cayman Islands. Our directors must also use their powers for a proper purpose. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended from time to time. We have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) is removed from office pursuant to any other provision of our memorandum and articles of association.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of these committees. Each committee’s members and functions are as follows.

Audit Committee. Our audit committee consists of Mr. Tianruo Pu and Mr. Stephen Tappin. Mr. Pu is the chairman of our audit committee and our board of directors has determined that Mr. Pu is an audit committee financial expert. Mr. Pu and Mr. Tappin each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2018, our audit committee held meetings or passed resolutions by unanimous written consent three times.

Compensation Committee. Our compensation committee consists of Mr. Stephen Tappin and Mr. Tianruo Pu. Mr. Tappin is the chairman of our compensation committee. Mr. Tappin and Mr. Pu each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer is prohibited from attending any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our chief executive officer;

•	reviewing and recommending to the board the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2018, our compensation committee held meetings or passed resolutions by unanimous written consent two times.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Tianruo Pu and Mr. Chuanfu Wang, and is chaired by Mr. Pu. Mr. Pu and Mr. Wang each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2018, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent one time.

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

We had 988, 1,368 and 1,157 full-time employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the number of our employees by function as of December 31, 2018:

Functional Area	Number of Employees	% of Total
Management and administration	152	13
Sales and marketing	401	35
Operations	205	18
Research & development	399	34
Total	1,157	100

As of December 31, 2018, we had 443 employees located in Beijing, 627 employees located in other cities in China, 47 employees located in the United States and 40 employees located in the Philippines.

As of December 31, 2018, 566 of our full-time employees were Kaixin employees, of whom 163 were based in Beijing and 403 were located in other cities in China.

We believe that we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional experienced and talented employees for our Kaixin business in areas such as big data analytics, AI, marketing and operations, risk management and sales as we expand the business.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by local government regulations from time to time.

We enter into employment agreements with our employees. Our senior management enters into employment agreements with confidentiality and non-competition terms. The non-competition restricted period typically expires one year after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (including Class A ordinary shares represented by our ADSs), as of February 28, 2019, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,044,891,318 ordinary shares outstanding as of February 28, 2019, including 739,502,868 Class A ordinary shares and 305,388,450 Class B ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	% (1)	% of Voting Power (2)
Directors and Executive Officers:
Joseph Chen (3)	368,526,211	32.4	48.9
James Jian Liu (4)	55,963,575	5.2	1.4
Hui Huang (5)	*	*	*
Chuanfu Wang (6)	*	*	*
Stephen Tappin(7)	*	*	*
Tianruo Pu (8)	*	*	*
Thomas Jintao Ren (9)	*	*	*
Rita Yi (9)	*	*	*
He Li (9)	*	*	*
All directors and executive officers as a group (10)	434,992,353	37.2	50.2

Principal Shareholders:
SoftBank Group Capital Limited and affiliate (11)	405,388,451	38.8	42.7
DCM and affiliates (12)	87,929,865	8.4	2.3
Oasis Investments II Master Fund Ltd. (13)	59,802,315	5.7	1.6

*	Less than 1% of our total outstanding ordinary shares.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of February 28, 2019.

(2)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power with respect to all of our Class A and Class B ordinary shares as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per share and each holder of Class A ordinary shares is entitled to one vote per share held by our shareholders on all matters submitted to them for a vote. Subject to certain exceptions, our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(3)	Represents (i) 170,258,970 Class B ordinary shares held by Mr. Joseph Chen, (ii) 103,386,106 Class A ordinary shares held by Mr. Joseph Chen, among which 99,999,990 Class A ordinary shares are represented by 6,666,666 American depositary shares, (iii) 93,376,215 Class A ordinary shares issuable upon exercise of options held by Mr. Chen that that are exercisable within 60 days after February 28, 2019, and (iv) 1,504,920 Class A ordinary shares vested or upon vesting of Mr. Chen’s restricted share units within 60 days after February 28, 2019. See the two paragraphs following this table for more information on Class A and Class B ordinary shares. The business address of Mr. Chen is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China.

(4)	Represents (i) 31,365,107 Class A ordinary shares held by Mr. James Jian Liu, (ii) 24,150,000 Class A ordinary shares issuable upon exercise of options held by Mr. Liu that are exercisable within 60 days after February 28, 2019, and (iii) 448,470 Class A ordinary shares vested or upon vesting of Mr. Liu’s restricted share units within 60 days after February 28, 2019. The business address of Mr. Liu is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China.

(5)	The business address of Ms. Huang is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Beijing, 100016, People’s Republic of China.

(6)	The business address of Mr. Wang is No. 3009, BYD Road, Pingshan, Shenzhen, 518118, People’s Republic of China.

(7)	The business address of Mr. Tappin is Business Clubs Ltd, 2nd Floor, 1-2 Alfred Place, London, WC1E 7EB.

(8)	The business address of Mr. Pu is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Beijing, 100016, People’s Republic of China.

(9)	The business address of each of Mr. Ren, Ms. Yi and Mr. Li is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Beijing, 100016, People’s Republic of China.

(10)	Certain directors and executive officers have been granted options pursuant to our 2006, 2008 and 2009 Equity Incentive Plans and our 2011 and 2016 Share Incentive Plan. See “Item 6.B—Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”

(11)	The number of ordinary shares beneficially owned is as of December 31, 2018, as reported in a Schedule 13G/A filed by SoftBank Corp. on February 8, 2019, and consists of 270,258,971 Class A ordinary shares and 135,129,480 Class B ordinary shares held by SoftBank Group Capital Limited. See the two paragraphs following this table for more information on Class A and Class B ordinary shares. SoftBank Group Capital Limited is a corporation established under the laws of England and Wales, and is a wholly owned subsidiary of SoftBank Corp. SoftBank Corp. is a corporation established under the laws of Japan, and is a public company listed on the Tokyo Stock Exchange. On January 31, 2011, SoftBank Corp. transferred 2,582,200 series C preferred shares and 402,870,510 series D preferred shares to SB Pan Pacific Corporation, and, immediately prior to the completion of our initial public offering in May 2011, 135,129,480 of these series D preferred shares were converted into Class B ordinary shares on a one-to-one basis and the rest of the preferred shares held by SB Pan Pacific Corporation were converted into Class A ordinary shares on a one-to-one basis. In September 2018, SB Pan Pacific Corporation transferred all of our Class A ordinary shares and Class B ordinary shares held by it to SoftBank Group Capital Limited, as a part of an intracompany transfer. The business address for SoftBank Group Capital Limited is 69 Grosvenor Street, London, W1K 3JP, United Kingdom, and the business address for SoftBank Corp. is 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan.

(12)	The number of ordinary shares beneficially owned is as of December 31, 2018 as reported in a Schedule 13G/A filed by DCM (as defined below) and affiliates on February 11, 2018, and consists of (i) 81,768,285 Class A ordinary shares that are represented by 5,451,219 ADSs which are directly owned by DCM III, L.P., (ii) 2,166,501 Class A ordinary shares that are represented by 144,433 ADSs which are directly owned by DCM III-A, L.P. and (iii) 3,995,085 Class A ordinary shares that are represented by 266,339 ADSs which are directly owned by DCM Affiliates Fund III, L.P. We refer to these three entities collectively as “DCM.” DCM Investment Management III, LLC is the general partner of each of these three entities and may be deemed to have sole power to vote and dispose of the Class A ordinary shares held by them. In addition, Mr. David Chao, the managing member of DCM Investment Management III, LLC, may be deemed to have shared power to vote and dispose of those Class A ordinary shares. Mr. Chao also owns 2,310,450 shares (represented by 168,325 ADSs), of which 566,875 Class A ordinary shares are issuable upon the exercise of options. The business address of DCM Ventures is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025.

(13)	The number of ordinary shares beneficially owned is as of December 31, 2018 as reported in a Schedule 13G/A filed by Oasis (as defined below) on February 14, 2018, and consists of 59,802,315 Class A ordinary shares which are directly held by Oasis Investments II Master Fund Ltd, a Cayman Islands exempted company. Oasis Management Company Ltd., a Cayman Islands exempted company, is the investment manager of Oasis Investments II Master Fund Ltd. We refer to these two entities collectively as “Oasis.”Mr. Seth Fischer, is responsible for the supervision and conduct of all investment activities of the Oasis Management Company Ltd., including all investment decisions with respect to the assets of the Oasis Investments II Master Fund Ltd., with respect to the Class A Ordinary Shares held by the Oasis Investments II Master Fund Ltd., may be deemed to have shared power to vote and dispose of those Class A ordinary shares. The address of the business office of Mr. Seth Fischer is c/o Oasis Compliance, Oasis Management (Hong Kong), 21st Floor, Man Yee Building, 68 Des Voeux Road, Central, Hong Kong. The address of the business office of each of Oasis Management and the Oasis II Fund is Ugland House, PO Box 309 Grand Cayman, KY1-110, Cayman Islands.

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

To our knowledge, as of February 28, 2019, a total of 470,433,155 Class A ordinary shares were held by 33 record holders in the United States, including Citibank, N.A., the depositary of our ADS program, and 170,258,970 Class B ordinary shares were held by one record holder in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Contractual Arrangements with Our Consolidated Affiliated Entities

Please refer to “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

Related Party Transactions with Our Major Shareholder

In 2006, we entered into an agreement to make a loan of US$0.2 million to Ms. Guolan Liu, who is the mother-in-law of our chief executive officer, for her investment into Beijing Hulian Shidai Telecom Technology Co., Ltd. The period of the loan was 10 years. In 2016, we received US$7.2 million from Ms. Liu for the repayment of the loan, representing all the proceeds directly or indirectly received by Ms. Liu through this investment. We recorded US$7.0 million of other income in the year ended December 31, 2016.

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

In December 2018, we disposed of all tangible and intangible assets in our SNS platform and the related business, including Renren mobile live streaming, to Beijing Infinities Interactive Media Co., Ltd. for cash consideration of US$20 million and shares in the purchaser’s parent company, Infinities Technology (Cayman) Holding Limited, with a value of US$40 million, based on an agreed-upon estimated valuation of US$700 million for the parent company. Oak Pacific Holdings, a company controlled by Mr. Joseph Chen, our chairman and chief executive officer, and Mr. James Jian Liu, our executive director and chief operating officer, controls one of the minority shareholders of the purchaser.

Related Party Transactions with Our Long Term Investments

Social Finance Inc.

In July 2012, we purchased US$10.0 million Series 2012-A Senior Secured Refi Loan Notes issued by SoFi Lending Corp., a subsidiary of Social Finance Inc. Oak Pacific Holdings is a shareholder of Social Finance Inc. and our chairman and chief executive officer, Joseph Chen, is a director of Social Finance Inc. The note had a maturity date of July 3, 2032 and a fixed annual interest rate of 4% with no redemption feature. We received return of principal of US$5,879,000 and earned interest of US$181,000 in 2016. In December 2016, SoFi Lending Corp. elected to repay the loan notes in advance, and we therefore received all the remaining principal and earned interest in cash. We disposed of our interest in Social Finance Inc. in June 2018 as part of the OPI Transaction.

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

268V Limited

In January 2015, we acquired a 20.00% equity interest in 268V Limited and accounted for it as an available-for-sale investment. In 2015, 2016 and 2017, we purchased about US$42,000, US$238,000 and US$333,000 of used automobile services from 268V Limited, respectively. As of December 31, 2017, our company owed 268V Limited US$40,000 for these services, which amount was unsecured, non-interest bearing and payable on demand. In 2016, we provided a loan of US$3 million to 268V Limited. We disposed of our interest in 268V Limited in June 2018 as part of the OPI Transaction.

Eall Technology Limited

In October 2014, we acquired a 20.4% equity interest in Eall Technology Limited and accounted for it as an available-for-sale investment. In May 2016, we provided a loan of RMB70 million (US$11 million) to Tianjin Yi Chuang Xin He Information Technology Co., Ltd., a subsidiary of Eall Technology Limited. In May 2016, Eall Technology Limited provided a loan of US$10.7 million to us. We disposed of our interest in Eall Technology Limited in June 2018 as part of the OPI Transaction.

Eunke Technology Ltd.

In March 2015, we acquired a 19.29% equity interest in Eunke Technology Ltd. and accounted for it as a cost method investment. In August 2016, we provided a loan of US$871,000 to Loji Logistics Ltd., a subsidiary of Eunke Technology Ltd., and recorded US$12,000 in interest. In 2017, we provided a loan of US$8,452,000 to Loji Logistics Ltd.,. and recorded US$139,000 in interest. As of December 31, 2017, Loji Logistics Ltd. owed us nil for the loan and the deposit paid by Loji Logistics Ltd. was US$154,000. We disposed of our interest in Eunke Technology Ltd. in June 2018 as part of the OPI Transaction.

KoolRay Vision Inc.

In January and July 2017, we provided a loan of RMB10 million (US$1.5 million) and RMB2 million (US$0.3 million) to Kuwei Optics Technology (Shanghai) Co., Ltd., a subsidiary of KoolRay Vision Inc., in which we own a 39.06% equity interest. We disposed of our interest in KoolRay Vision Inc. in June 2018 as part of the OPI Transaction.

Related Party Transactions with Oak Pacific Investment

Oak Pacific Investment issued a note to Renren as part of the OPI Transaction in June 2018. In March 2019, the interest rate was increased to from 8% per year to 8.5% per year in connection with a refinancing of Oak Pacific Investment’s debt obligations.

The transactions described above were approved by the independent, disinterested members of our board and the audit committee of the board in all cases where we were a public company and the counterparty was a related party at the time of the transaction or had been prior to the time of the transaction.

Employment Agreement

Please refer to “Item 6.C—Directors, Senior Management and Employees Board Practices—Employment Agreements.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

On July 19, 2018, two of our shareholders brought a shareholder derivative suit on behalf of Renren, as a nominal defendant, against Joseph Chen, our chief executive officer and chairman of the board of directors and David Chao, a former director. On December 5, 2018, another derivative suit was filed by a shareholder on behalf of Renren, as nominal defendant, against Joseph Chen, David Chao, several DCM entities, and Duff & Phelps, financial advisor to the special committee of the board of directors. On January 11, 2019, the plaintiffs in the two actions filed a joint motion to file a consolidated derivative complaint by February 1, 2019. On February 27, 2019, the court granted the consolidation motion and consolidated the cases under the caption In re Renren, Inc. Derivative Litigation, Index No. 653594/2018 (Sup. Ct. N.Y. Cty.). On March 7, 2019, plaintiffs filed a consolidated complaint in the consolidated case against Joseph Chen, David Chao, the DCM entities, Duff & Phelps, and Oak Pacific Investment. The complaint alleges that the valuation assigned to Oak Pacific Investment for purposes of the OPI Transaction undervalued the assets held by Oak Pacific Investment by several hundred million dollars and that the director defendants used the OPI Transaction to enrich themselves at the expense of other shareholders. The complaint further alleges that Duff & Phelps and the DCM Entities aided in the alleged acts relating to the OPI Transaction and that Oak Pacific Investment knowingly received the alleged improperly transferred assets. There are no claims asserted against Renren, but Renren may be subject to claims by certain of the defendants. On May 1, 2019, the court ordered a schedule for the briefing of several threshold issues, including service of process, jurisdiction and plaintiffs' standing to pursue their claims. Renren and the defendants filed their motions to dismiss on these issues on May 10, 2019. The action otherwise remains in its preliminary stages.

In August 2018, a notice from the Shandong Luokou police bureau was placed at the location of our Ji’nan dealership. This notice stated that there is an ongoing investigation concerning the dealership premises, and relevant persons must cooperate with the investigation. We understand that the investigation concerns an individual who holds 30% of Ji’nan dealership’s equity interest, and not the Ji’nan dealership itself. However, because of the co-location of certain business and assets of the Ji’nan dealership and its 30% minority shareholder, certain vehicles owned by the Ji’nan dealership were not permitted to be disposed of, pursuant to certain pre-trial measures taken by local law enforcement authorities. The Ji’nan dealership has ceased operations pending the resolution of these proceedings. In connection with these events, Kaixin has written off all the inventory held by the Ji’nan dealership, as well as its advances to suppliers, which amounted to US$5.7 million and US$16.1 million.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims and other matters. Internet media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights and other allegations based on the content available on their website or services they provide. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—We have been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our website or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.” Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome, however, any litigation can have an adverse impact on us because of defense costs, diversion of management’s attention and other factors.

Dividend Policy

In June 2018, we paid a cash dividend of US$0.6125 per ordinary share, or US$9.1875 per ADS, to all of our shareholders as of 5:00 p.m. Eastern time on June 14, 2018, other than those shareholders who had waived the cash dividend in connection with the OPI Transaction. The aggregate amount of the cash dividend was approximately US$134.3 million.

Other than the aforementioned cash dividend, we have not paid any cash dividends on our ordinary shares in the past. We do not expect to pay regular dividends in the foreseeable future. The payment of the cash dividend in June 2018 represents an exception to our dividend policy rather than a change to it. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business.

As we are a holding company, we rely, in part, on dividends paid to us by our PRC subsidiary for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC laws and regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until such reserve funds reach 50% of their registered capital. At the discretion of our PRC subsidiary, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves may not be distributed as cash dividends. Further, if our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure and the Regulation of Our Business—We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

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

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative holding not less than an aggregate of one-third of all voting power of the shares in issue entitled to vote at the general meeting. Shareholders’ meetings may be held annually and may be convened by any one of our directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-fifth of the voting power of our share capital. Advance notice of at least seven calendar days is required for the convening of our annual general meeting and other shareholders’ meetings.

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

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations of the ownership and disposition of our ADSs or ordinary shares. This summary applies only to investors that are U.S. Holders (as defined below) and that hold our ADSs or ordinary shares as capital assets. This discussion is based upon existing United States federal tax law, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

In addition, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or foreign tax laws or the Medicare tax on certain net investment income. We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”), or an opinion as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court.

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

We believe we were classified as a PFIC for the taxable year ended December 31, 2018. Our PFIC status for the current taxable year ending December 31, 2019 will not be determinable until after the close of the year, and we may also be classified as a PFIC for such taxable year and in future taxable years. Our PFIC classification for any particular year will depend on the value of our ordinary shares and ADSs, the nature of our assets and income over time, and the nature of our business. There can be no assurance that we will not be a PFIC for any future taxable year, even now that we hold fewer passive investment assets as a result of the OPI Transaction.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In such case, we may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above, if we are not a PFIC.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder will be required to file an annual IRS Form 8621 and must report any “excess distributions” with respect to our ADSs or ordinary shares during the year and other forms as may be required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares, including the possibility of making a mark-to-market election, the potential unavailability of the election to treat us as a qualified electing fund and the potential for the OPI Transaction to result in the recognition of an “excess distribution” under the PFIC rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed our registration statement on Form F-1 (Registration No. 333-173548), including the prospectus contained therein, with the SEC to register our Class A ordinary shares. We have also filed a related registration statement on Form F-6 (Registration No. 333-173515) with the SEC to register the ADSs.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We had an exchange loss on offshore bank accounts of approximately nil in 2016, 2017 and 2018.

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

To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. As of December 31, 2018, we had RMB-denominated cash and term deposits totaling RMB76.4 million (US$11.1 million) and U.S. dollar-denominated cash and term deposits totaling US$4.2 million.

Interest Rate Risk

Approximately 21.5% of our total assets is comprised of a fixed-rate note that was issued to Renren by Oak Pacific Investment in June 2018. The principal amount of the note was US$90,000,000, the interest rate was 8% per year, and the term was the earlier of five years and the date upon which Oak Pacific Investment and its subsidiaries no longer hold any shares of Social Finance Inc. In March 2019, the interest rate was increased to 8.5% per year in connection with a refinancing of Oak Pacific Investment’s debt obligations. The amount current owed to us under the note is approximately US$93.9 million. This note bears interest at a fixed rate and so is subject to interest rate risk resulting in change in fair value from market fluctuations in interest rates. However, because the note only has slightly more than four years remaining on its term and we intend to hold it until maturity, we do not believe that the risk from market fluctuations in interest rates is material.

We also have exposure to interest rate risk relating to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. Because we do not have a large amount of excess cash beyond the needs of our business for working capital, we do not believe that the risk from market fluctuations in interest rates is material.

Credit Risk

We have significant credit exposure to a privately held company that is a related party of ours. Approximately 21.5% of our total assets is comprised of the note that was issued to Renren by Oak Pacific Investment in June 2018. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—We have significant credit exposure to a related party.”

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2016, 2017 and 2018, we received approximately US$1.7 million, nil and US$0.8 million, respectively, net of applicable withholding taxes in the United States, from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2018, using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management identified one material weakness in our internal control over financial reporting, as follows:

•	Inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP. Specifically, management concluded that it lacked sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address the complex accounting issues involved in the application of purchase accounting principles in connection with the acquisition of used automobile dealerships as described in Note 5 of our consolidated financial statements included in this annual report.

As a result of this material weakness and based on the evaluation described above, management concluded that our internal control over financial reporting was not effective as of December 31, 2018. Notwithstanding this material weakness, however, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Management’s Remediation Plans and Actions

To remediate the material weakness described above in “Management’s Report on Internal Control over Financial Reporting,” we are implementing the plan and measures described below, and we will continue to evaluate and may in the future implement additional measures.

We will carry out the following remediation measures:

•	We increased the size of our reporting team from two to four, including three new reporting staff with a higher level of relevant accounting experience, skills and knowledge in accounting and disclosure for significant and complex transactions under the requirement of U.S. GAAP.

•	We plan to recruit additional staff with relevant accounting experience, skills and knowledge in accounting and disclosure for complex transactions under the requirements of U.S. GAAP.

•	We will design and implement robust financial reporting and management controls over future significant and complex transactions.

We believe that we are taking the steps necessary for remediation of the material weakness identified above, and we will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.

Changes in Internal Control over Financial Reporting

Other than the remedial measures described above, there were no other changes in our internal control over financial reporting during the year ended December 31, 2018 that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.

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

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Tianruo Pu, who is an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act), qualifies as an “audit committee financial expert.”

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

	For the Years Ended December 31,
	2017	2018
	(in thousands of US$)
Audit fees (1)	1,558.3	2,501.0
Other fees (2)	—	25.7

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.

(2)	“Other fees” represent the aggregate fees billed and expected to be billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm other than the services reported in (1).

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

In June 2018, we disposed of the majority of our assets in the OPI Transaction. At the same time, we also paid a cash dividend of US$0.6125 per ordinary share, or US$9.1875 per ADS, to all of our shareholders, other than those shareholders who had waived the cash dividend in connection with the OPI Transaction. After the closing of the OPI Transaction on June 21, 2018, the market price of our ADSs fell significantly as a result of the value that was removed from our company and transferred to our shareholders. See “Item 4. Information on the Company—A. History and Development of the Company—The OPI Transaction” for a description of the OPI Transaction. To the extent that our ADSs trade below US$1.00 per ADS for an extended period of time, or at or below US$0.16 per ADS for any period of time, our ADSs may be suspended from trading on the NYSE and ultimately delisted. See “Item 3.D. Risk Factors—Risks Related to Our ADSs—If the market price for our ADSs falls below US$1.00 for an extended period of time, or to US$0.16 at any time, our ADSs may be delisted from the NYSE.” To assist in stabilizing the ADS trading price and address this risk, we adopted an ADS repurchase program to be effected on the open market at prevailing market prices from time to time as market conditions warrant in accordance with the applicable requirements of Rule 10b5-1 and Rule 10b-18 under the Exchange Act. As of the date of this annual report, we have not made any purchases pursuant to this ADS repurchase plan.

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

We are a Cayman Islands exempted company, and there are no requirements under applicable Cayman Islands law that correspond to these sections of the NYSE Listed Company Manual. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice and are exempted from the requirements of Sections 303A.01, 303A.07(a), 303A.08 and 303A.12(a) of the NYSE Listed Company Manual.

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

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.1	Specimen American depositary receipt of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.2	Specimen Class A ordinary share certificate of the Registrant (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.3	Deposit Agreement, dated as of May 4, 2011, by and among the Registrant, Citibank, N.A., as depositary, and the holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-177366), filed with the SEC on October 18, 2011).

2.4	Amended and Restated Investors’ Rights Agreement between the Registrant and other parties therein, dated as of April 4, 2008, as amended (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.5	Form of Registration Rights Agreement between the Registrant and other parties therein (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.1	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.2	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.3	2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.4	2011 Share Incentive Plan (as amended by Amendment No.1 to the 2011 Share Incentive Plan) (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (file no. 333-209734), filed with the SEC on February 26, 2016).

4.5	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.6	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

Exhibit Number	Description of Document

4.7	Business Operations Agreement, dated as of December 23, 2010, between Qianxiang Shiji, Qianxiang Tiancheng and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.8	Amended and Restated Equity Option Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.9	Amended and Restated Equity Interest Pledge Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.10	Power of Attorney, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.11	Spousal Consents, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.12	Amended and Restated Loan Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.13	Amended and Restated Exclusive Technical Service Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.14	Amended and Restated Intellectual Property Right License Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.15	Power of Attorney, dated December 4, 2013, by Huang Hui (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.16	Power of Attorney, dated December 4, 2013, by Liu Jian (incorporated by reference to Exhibit 4.33 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.17	Spousal Consent issued by Jonathan Gentile Anderson, as the lawful spouse of Huang Hui, and Chen Yan, as the lawful spouse of Liu Jian, both dated December 4, 2013 (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F (file no. 00135147), filed with the SEC on April 29, 2014).

4.18	Loan Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.19	Loan Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu (incorporated by reference to Exhibit 4.33 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

Exhibit Number	Description of Document

4.20	Business Operations Agreement, dated May 22, 2014, by and among Beijing Jingwei Sinan Information Technology Co., Ltd., Beijing Jingwei Zhihui Information Technology Co., Ltd., Jing Yang and Jian Liu (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.21	Power of Attorney, dated May 22, 2014, by Jing Yang (incorporated by reference to Exhibit 4.35 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.22	Power of Attorney, dated May 22, 2014, by Jian Liu (incorporated by reference to Exhibit 4.36 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.23	English translation of Spousal Consents, by Joseph Chen, as the lawful spouse of Jing Yang, and Yan Chen, as the lawful spouse of James Jian Liu, both dated May 22, 2014 (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (file no. 00135147), filed with the SEC on April 16, 2015)

4.24	Exclusive Technology Support and Technology Service Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Beijing Jingwei Zhihui Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.25	Intellectual Property Right License Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Beijing Jingwei Zhihui Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.26	English translation of Equity Interest Pledge Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (file no. 00135147), filed with the SEC on April 16, 2015)

4.27	English translation of Equity Interest Pledge Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (file no. 00135147), filed with the SEC on April 16, 2015)

4.28	Equity Option Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang (incorporated by reference to Exhibit 4.42 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.29	Equity Option Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu (incorporated by reference to Exhibit 4.43 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.30	English translation of Framework Purchase Agreement, dated October 28, 2014, by and among the Registrant, Beijing Wole Information Technology Co., Ltd., Jian Liu, Hui Huang, Guangzhou Qianjun Internet Technology Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.44 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.31	English translation of Amendment to Framework Purchase Agreement, dated December 1, 2014, by and among the Registrant, Beijing Wole Information Technology Co., Ltd., Jian Liu, Hui Huang, Guangzhou Qianjun Internet Technology Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.45 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.32	English translation of Business Cooperation Agreement, dated December 1, 2014, by and among Beijing Wole Information Technology Co., Ltd., Guangzhou Qianjun Internet Technology Co., Ltd., Beijing Qianxiang Wangjing Technology Development Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.46 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

Exhibit Number	Description of Document

4.33	English translation of Service Agreement, dated December 1, 2014, by and among Beijing Wole Information Technology Co., Ltd., Guangzhou Qianjun Internet Technology Co., Ltd., Beijing Qianxiang Wangjing Technology Development Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.47 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.34	Convertible Note and Series F Preferred Stock Purchase Agreement, dated July 28, 2015, by and among Social Finance, Inc., SoftBank Group International Limited, the Registrant and other parties therein (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 16, 2016)

4.35	English translation of Framework Agreement on Transfer of Renren Games Business by Renren Inc., dated January 5, 2016, by and among the Registrant, Link 224 Inc., Renren Game Hong Kong Limited and other parties therein (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 16, 2016)

4.36	English translation of Asset Sale and Purchase Agreement for Shanghai Renren Finance Leasing Asset-Backed Special Plan, dated January 26, 2016, by and between Shanghai Renren Finance Leasing Co., Ltd. and Xinyuan Asset Management Co., Ltd. (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2017)

4.37	2016 Share Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-8 (file no. 333-209734), filed with the SEC on February 26, 2016)

4.38	English translation of Asset Sale and Purchase Agreement for Shanghai Renren Finance Leasing Asset-Backed Special Plan II, dated August 10, 2016, by and between Shanghai Renren Finance Leasing Co., Ltd. and Beijing Founder Fubon Asset Management Co., Ltd. (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2017)

4.39	Transaction Confirmation, dated April 4, 2017, in connection with the sale of shares of Social Finance Inc. by the Registrant (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2017)

4.40	Loan Agreement between Shanghai Renren Automobile Technology Company Limited and James Jian Liu (English Translation), dated August 18, 2017 (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.41	Loan Agreement between Shanghai Renren Automobile Technology Company Limited and Yang Jing (English Translation), dated August 18, 2017 (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.42	Loan Agreement between Shanghai Renren Automobile Technology Company Limited and Yi Rui, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.42 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.43	Loan Agreement between Shanghai Renren Automobile Technology Company Limited and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.43 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.44	Exclusive Technology Support and Technology Services Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd. dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.44 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.45	Exclusive Technology Support and Technology Services Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Jieying Automobile Sales Co., Ltd. dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.45 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.46	Equity Pledge Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd, between Shanghai Renren Automobile Technology Company Limited and James Jian Liu, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.46 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.47	Equity Pledge Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd, between Shanghai Renren Automobile Technology Company Limited and Yang Jing, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.47 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

Exhibit Number	Description of Document

4.48	Equity Pledge Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd., between Shanghai Renren Automobile Technology Company Limited and Yi Rui, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.48 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.49	Equity Pledge Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd., between Shanghai Renren Automobile Technology Company Limited and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.49 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.50	Intellectual Property Right License Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd. and dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.50 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.51	Intellectual Property Right License Agreement between Shanghai Renren Automobile Technology Company Limited. and Shanghai Jieying Automobile Sales Co., Ltd., dated August 18, 2017 (incorporated by reference to Exhibit 4.51 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.52	Equity Option Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd between Shanghai Renren Automobile Technology Company Limited and James Jian Liu, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.53	Equity Option Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd between Shanghai Renren Automobile Technology Company Limited and Yang Jing, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.53 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.54	Equity Option Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd. between Shanghai Renren Automobile Technology Company Limited and Yi Rui, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.54 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.55	Equity Option Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd. between Shanghai Renren Automobile Technology Company Limited and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.56	Form of Equity Purchase Agreement (English Translation) (incorporated by reference to Exhibit 4.56 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.57	Form of Used Vehicle Purchase Contract (English Translation) (incorporated by reference to Exhibit 4.57 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.58	Form of Used Vehicle Agency Services Agreement (English Translation) (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.59	Form of Used Vehicle Sales Contract (English Translation) (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.60	Kaixin Auto Group 2018 Equity and Incentive Plan (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.61	Power of Attorney between Ren Jintao and Shanghai Renren Automobile Technology Company Limited, dated August 18, 2017 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.62	Power of Attorney between Yi Rui and Shanghai Renren Automobile Technology Company Limited, dated August 18, 2017 (incorporated by reference to Exhibit 4.62 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.63	Power of Attorney between Yang Jing and Shanghai Renren Automobile Technology Company Limited, dated August 18, 2017 (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.64	Power of Attorney between Liu Jian and Shanghai Renren Automobile Technology Company Limited, dated August 18, 2017 (incorporated by reference to Exhibit 4.64 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.65	Business Operations Agreement by and among Shanghai Renren Automobile Technology Company Limited., Shanghai Jieying Automobile Sales Co., Ltd., Ren Jintao and Yi Rui, dated August 18, 2017 (incorporated by reference to Exhibit 4.65 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.66	Business Operations Agreement by and among Shanghai Renren Automobile Technology Company Limited., Shanghai Qianxiang Changda Internet Information Technology Development Co. Ltd, Yang Jing and Liu Jian, dated August 18, 2017 (incorporated by reference to Exhibit 4.66 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.67	Consent of Xi Wang, lawful spouse of Ren Jintao, dated August 18, 2017 (incorporated by reference to Exhibit 4.67 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.68	Consent of Zhang Jian, lawful spouse of Yi Rui, dated August 18, 2017 (incorporated by reference to Exhibit 4.68 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

Exhibit Number	Description of Document

4.69	Consent of Joseph Chen, lawful spouse of Yang Jing, dated August 18, 2017 (incorporated by reference to Exhibit 4.69 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.70	Consent of Chen Yan, lawful spouse of Liu Jian, dated August 18, 2017 (incorporated by reference to Exhibit 4.70 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.71*	Automobile Consumer Loan Cooperation (Framework) Agreement between Ping An Bank Co., Ltd. Shanghai Branch and Shanghai Jieying Automobile Sales Co., Ltd., dated April 17, 2017

4.72*	Supplementary Agreement of Auto Consumer Loan Cooperation (Framework) Agreement between Ping An Bank Co., Ltd. Shanghai Branch and Shanghai Jieying Automobile Sales Co., Ltd., dated June 1, 2017

4.73*	Master Transaction Agreement among Renren Inc. CM Seven Star Acquisition Corporation and Kaixin Auto Group, dated April 30, 2018

4.74*	Non-Competition Agreement between Renren Inc. and Kaixin Auto Group, dated April 30, 2018

4.75*	Transitional Services Agreement between Renren Inc. and Kaixin Auto Group, dated April 30, 2018

4.76*	Investor Rights Agreement among CM Seven Star Acquisition Corporation, Shareholder Value Fund and Renren Inc., dated April 30, 2018

4.77*	Escrow Agreement concerning earnout shares among Renren Inc., CM Seven Star Acquisition Corporation and Vistra Corporate Services (HK) Limited, an escrow agent, dated April 30, 2018

4.78	Share Exchange Agreement dated November 2, 2018, by and among Kaixin Auto Group, the Registrant and CM Seven Star Acquisition Corp. (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K (file no. 001-35147), filed with the SEC on November 6, 2018)

4.79*	Asset Purchase Agreement dated November 13, 2018 by and between Beijing Infinities Interactive Media Co., Ltd. and Beijing Qianxiang Wangjing Technology Development Co., Ltd.

4.80*	Share Subscription Agreement dated November 13, 2018 by and between Infinities Technology (Cayman) Holding Limited and the Registrant

4.81	Convertible Loan Agreement dated January 28, 2019, by and among Kaixin Auto Group, the Registrant, CM Seven Star Acquisition Corp., and Kunlun Tech Limited (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (file no. 001-35147), filed with the SEC on January 29, 2019)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of TransAsia Lawyers

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description of Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Renren Inc.

By:	/s/ Joseph Chen
Name: Joseph Chen
Title: Chairman of the Board of Directors and Chief Executive Officer

Dated: May 15, 2019

RENREN INC.

Report and Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

RENREN INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

RENREN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RENREN INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Renren Inc., its subsidiaries, its variable interest entities and the subsidiaries of its variable interest entities (collectively, the "Company") as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive (loss) income, changes in equity (deficit), and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and the financial statement schedule included in Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China
May 15, 2019
We have served as the Company’s auditor since 2008.

RENREN INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2017	2018
ASSETS

Current assets:
Cash and cash equivalents	$125,199	$15,333
Restricted cash	47,253	5,818
Accounts receivable (net of allowances of $2,730 and $2,635 as of December 31, 2017 and 2018, respectively)	6,098	2,584
Financing receivable (net of allowances of $7,023 and $9,257 as of December 31, 2017 and 2018, respectively; including $78,485 and $nil from the Plans (i) as of December 31, 2017 and 2018, respectively)	125,478	3,486
Prepaid expenses and other current assets	48,226	49,515
Inventory	95,012	59,197
Amounts due from related parties	188	20,829
Assets of discontinued operations - current (including assets of discontinued operations - current of the consolidated VIEs of $15,646 and $nil as of December 31, 2017 and 2018, respectively)	20,551	-

Total current assets	468,005	156,762

Long-term financing receivable	8	-
Property and equipment, net	29,509	1,555
Intangible assets, net	2,260	1,092
Goodwill	101,937	84,434
Long-term investments	34,742	22,341
Amounts due from related parties - non-current	-	133,880
Restricted cash – non-current (including restricted cash – non-current of the consolidated VIEs of $345 and $363 as of December 31, 2017 and 2018, respectively)	26,075	36,362
Other non-current assets (including other non-current of the consolidated VIEs of $468 and $747 as of December 31, 2017 and 2018, respectively)	958	767
Assets of discontinued operations – non-current (including assets of discontinued operations – non-current of the consolidated VIEs of $32,116 and $nil as of December 31, 2017 and 2018, respectively)	530,670	-

TOTAL ASSETS	$1,194,164	$437,193

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Renren Inc. of $18,525 and $6,849 as of December 31, 2017 and 2018, respectively)	$19,095	$8,255
Short-term debt (including short-term debt of the consolidated VIEs without recourse to Renren Inc. of $12,296 and $29,816 as of December 31, 2017 and 2018, respectively)	61,479	49,887
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Renren Inc. of $15,644 and $19,135 as of December 31, 2017 and 2018, respectively; including accrued expenses and other current liabilities of the Plans without recourse to Renren Inc. of $4 and $nil as of December 31, 2017 and 2018, respectively)	31,877	33,055
Payable to investors (including payable to investors of the consolidated VIEs without recourse to Renren Inc. of $7,153 and $15 as of December 31, 2017 and 2018, respectively; including payable to investors of the Plans without recourse to Renren Inc. of $64,087 and $nil as of December 31, 2017 and 2018, respectively)	142,689	15
Amounts due to related parties (including amount due to related parties of the consolidated VIEs without recourse to Renren Inc. of $7,013 and $28 as of December 31, 2017 and 2018, respectively)	7,059	55
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Renren Inc. of $10,108 and $3,099 as of December 31, 2017 and 2018, respectively)	11,433	3,716

RENREN INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	As of December 31,
	2017	2018

Income tax payable (including income tax payable of the consolidated VIEs without recourse to Renren Inc. of $9,455 and $10,920 as of December 31, 2017 and 2018, respectively)	11,727	20,602
Contingent consideration (Note 5) (including contingent consideration of the consolidated VIEs without recourse to Renren Inc. of $5,944 and $ 11,929 as of December 31, 2017 and 2018, respectively)	5,944	11,929

Liabilities of discontinued operations – current (including liabilities of discontinued operations - current of the consolidated VIEs without recourse to Renren Inc. of $3,786 and $nil as of December 31, 2017 and 2018, respectively)	79,244	-

Total current liabilities	370,547	127,514

Long-term liabilities:
Long-term debt	47,665	35,000

Long-term contingent consideration (Note 5) (including long-term contingent consideration of the consolidated VIEs without recourse to Renren Inc. of $60,850 and $ 88,098 as of December 31, 2017 and 2018, respectively)	60,850	93,741
Liabilities of discontinued operations– non-current	6,356	-

Total non-current liabilities	114,871	128,741

TOTAL LIABILITIES	$485,418	$256,255

Commitments (Note 23)

Equity:
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized, 726,549,453 and 737,222,448 shares issued and outstanding as of December 31, 2017 and 2018, respectively	$727	$737
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 305,388,450 and 305,388,450 shares issued and outstanding as of December 31, 2017 and 2018, respectively	305	305
Additional paid-in capital	1,303,117	709,137
Accumulated deficit	(653,173)	(563,737)
Statutory reserves	6,712	6,712
Accumulated other comprehensive income (loss)	17,116	(5,689)

Total Renren Inc. shareholders' equity	674,804	147,465

Noncontrolling interest	33,942	33,473

Total equity	708,746	180,938

TOTAL LIABILITIES AND EQUITY	$1,194,164	$437,193

(i) The Company consolidated Shanghai Renren Finance Leasing Asset-Backed Special Plans (the "Plans"), see Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2016	2017	2018

Net revenues:
Automobile sales	$-	$121,084	$467,232
IVAS and others	18,164	24,271	28,510
Financing income	29,317	29,269	2,456

Total net revenues	47,481	174,624	498,198
Cost of revenues:
Automobile sales	-	116,385	449,805
IVAS and others	14,869	17,954	12,642
Financing income	25,708	28,975	14,021

Total cost of revenues	40,577	163,314	476,468

Gross profit	6,904	11,310	21,730

Operating expenses (income):
Selling and marketing	13,932	20,070	34,562
Research and development	7,542	17,435	26,349
General and administrative	39,406	51,494	71,094
Impairment of goodwill	-	-	29,055
Gain on disposal of property and equipment	-	-	(25,928)
Total operating expenses	60,880	88,999	135,132

Loss from operations	(53,976)	(77,689)	(113,402)
Other income (expenses)	8,336	2,656	(2,014)
Fair value change of contingent consideration	-	(2,601)	(29,604)
Interest income	832	1,988	5,760
Interest expenses	(7,107)	(4,322)	(5,103)
Realized gain (loss) on short-term investments	595	(100)	-
Realized gain (loss) on disposal of long-term investments	-	37,311	(2,141)
Impairment of long-term investments	(1,484)	-	-

Loss before provision of income tax and (loss) earnings in equity method investments and noncontrolling interest, net of tax	(52,804)	(42,757)	(146,504)
Income tax expenses	(2,470)	(4,479)	(9,850)

Loss before (loss) earnings in equity method investments and noncontrolling interest, net of tax	(55,274)	(47,236)	(156,354)
(Loss) earnings in equity method investments, net of tax	(7,840)	55,985	(2,463)

(Loss) income from continuing operations	$(63,114)	$8,749	$(158,817)

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2016	2017	2018

Discontinued operations:
Loss from the operations of the discontinued operations, net of tax expenses of $102, $nil and $nil for the years ended December 31, 2016, 2017 and 2018, respectively	$(130,548)	$(119,252)	$(18,799)
Gain on deconsolidation of subsidiaries, net of tax of $454, $nil and $nil for the years ended December 31, 2016, 2017 and 2018, respectively	8,310	-	242,097

(Loss) income from discontinued operations, net of tax expenses of $102, $nil and $nil for the years ended December 31, 2016, 2017 and 2018, respectively	(122,238)	(119,252)	223,298

Net (loss) income	(185,352)	(110,503)	64,481
Net loss attributable to the noncontrolling interest	-	76	8,059

Net (loss) income from continuing operations attributable to Renren Inc.	(63,114)	8,825	(150,758)
Net (loss) income from discontinued operations attributable to Renren Inc.	(122,238)	(119,252)	223,298

Net (loss) income attributable to Renren Inc.	$(185,352)	$(110,427)	$72,540

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2016	2017	2018

Net (loss) income per share:
Net (loss) income per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.06)	$0.01	$(0.15)
Diluted	$(0.06)	$0.01	$(0.15)

Net (loss) income per share from discontinued operations attributable to Renren Inc. shareholders
Basic	$(0.12)	$(0.12)	$0.22
Diluted	$(0.12)	$(0.12)	$0.20

Net (loss) income per share attributable to Renren Inc. shareholders:
Basic	$(0.18)	$(0.11)	$0.07
Diluted	$(0.18)	$(0.11)	$0.07

Weighted average number of shares used in calculating net (loss) income per share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,022,664,396	1,028,537,406	1,036,421,063
Diluted	1,022,664,396	1,029,736,939	1,036,421,063

Weighted average number of shares used in calculating net (loss) income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,022,664,396	1,028,537,406	1,036,421,063
Diluted	1,022,664,396	1,028,537,406	1,095,805,917

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2016	2017	2018

Net (loss) income	$(185,352)	$(110,503)	$64,481

Other comprehensive (loss) income, net of tax:
Foreign currency translation	(10,994)	9,585	(5,770)
Net unrealized (loss) gain on available-for-sale investments, net of tax of $nil for the years ended December 31, 2016, 2017 and 2018, respectively	(18,518)	3,891	(9,671)
Transfer to statements of operations of realized (loss) gain on available-for-sale investments, net of tax of $nil for the years ended December 31, 2016, 2017 and 2018, respectively	(729)	(3,243)	(7,364)

Other comprehensive (loss) income	(30,241)	10,233	(22,805)

Comprehensive (loss) income	(215,593)	(100,270)	41,676
Less: Comprehensive loss attributable to noncontrolling interest	-	(76)	(10,578)

Comprehensive (loss) income attributable to Renren Inc.	$(215,593)	$(100,194)	$52,254

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In thousands of US dollars, except share data and per share data, or otherwise noted)

								Accumulated	Total
	Class A		Class B		Additional			other	Renren	Non-
	ordinary shares		ordinary shares		paid-in	Accumulated	Statutory	comprehensive	Inc.'s	controlling	Total
	Shares	Amount	Shares	Amount	capital	deficit	reserves	income (loss)	equity (deficit)	interest	equity

Balance at January 1, 2016	714,365,091	$714	305,388,450	$305	$1,243,083	$(357,394)	$6,712	$37,124	$930,544	$(1,156)	$929,388
Stock-based compensation	-	-	-	-	23,544	-	-		23,544	-	23,544
Other comprehensive income	-	-	-	-	-	-	-	(30,241)	(30,241)	-	(30,241)
Net loss	-	-	-	-	-	(185,352)	-	-	(185,352)	-	(185,352)
Exercise of share option and restricted shares vesting	5,286,327	6	-	-	1,144	-	-	-	1,150	-	1,150
Deconsolidation of Beijing Wanmen Education Technology Co., Ltd. ("Wanmen")	-	-	-	-	(1,179)	-	-	-	(1,179)	1,156	(23)

Balance at December 31, 2016	719,651,418	$720	305,388,450	$305	$1,266,592	$(542,746)	$6,712	$6,883	$738,466	-	$738,466
Stock-based compensation	-	-	-	-	28,016	-	-	-	28,016	-	28,016
Other comprehensive loss	-	-	-	-	-	-	-	9,477	9,477	756	10,233
Noncontrolling interest arising from an acquisition	-	-	-	-	-	-	-	756	756	24,499	25,255
Capital contribution from non-controlling shareholder	-	-	-	-	7,954	-	-	-	7,954	8,763	16,717
Net loss	-	-	-	-	-	(110,427)	-	-	(110,427)	(76)	(110,503)
Exercise of share option and restricted shares vesting	6,898,035	7	-	-	555	-	-	-	562	-	562

Balance at December 31, 2017	726,549,453	$727	305,388,450	$305	$1,303,117	$(653,173)	$6,712	$17,116	$674,804	33,942	$708,746
Stock-based compensation	-	-	-	-	31,603	-	-	-	31,603	-	31,603
Other comprehensive loss	-	-	-	-	-	7,364	-	(10,754)	(3,390)	(2,519)	(5,909)
Noncontrolling interest arising from an acquisition	-	-	-	-	-	-	-	(2,519)	(2,519)	5,535	3,016
Disposal of subsidiaries	-	-	-	-	(64)	-	-	-	(64)	(1,421)	(1,485)
Capital contribution from non-controlling shareholder	-	-	-	-	7,947	-	-	-	7,947	5,995	13,942
Deconsolidation of Oak Pacific Investment	-	-	-	-	(634,278)	9,532	-	(9,532)	(634,278)	-	(634,278)
Net income (loss)	-	-	-	-	-	72,540	-	-	72,540	(8,059)	64,481
Exercise of share option and restricted shares vesting	10,672,995	10	-	-	812	-	-	-	822	-	822

Balance at December 31, 2018	737,222,448	$737	305,388,450	$305	$709,137	$(563,737)	$6,712	$(5,689)	$147,465	$33,473	$180,938

The accompanying notes are integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2016	2017	2018
Cash flows from operating activities:
Net (loss) income	$(185,352)	$(110,503)	$64,481
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	23,544	28,016	31,603
Gain on deconsolidation of subsidiaries	(12,895)	(1,825)	(242,097)
Loss (earnings) in equity method investments	18,183	(67,240)	12,090
Realized gain on disposal of long-term investments	-	(37,311)	2,141
Depreciation and amortization	2,678	2,029	1,443
Exchange loss on offshore accounts	4	-	-
Impairment on long-term investments	102,307	113,073	2,180
Impairment on intangible assets	-	-	675
Impairment on goodwill	-	-	29,055
Loss on expiration of warrant	901	-	-
Interest income from long-term available-for-sale investment	(298)	(108)	-
Provision for doubtful accounts-accounts receivable	(205)	46	41
Write-offs for advance to supplier related to Ji'nan Dearlership	369	(39)	16,140
Allowances for financing receivable losses	12,436	12,745	10,802
Provision for inventory	-	-	200
Write-offs of inventory related to Ji'nan Dealership	-	-	5,712
Write-offs of financing receivable	(119)	-	-
(Gain) loss on disposal of property and equipment	(95)	13	(25,928)
(Gain) loss on short-term investments and fair value change of derivatives	(552)	100	-
Realized gain on long-term available-for-sale investment	(729)	-	(1,005)
Fair value change of put option and liability-classified warrant	(105)	(195)	(233)
Fair value change of contingent consideration	-	2,545	29,604

Changes in operating assets and liabilities:
Accounts and notes receivable	(881)	2,116	3,463
Financing receivable	10	(321)	19
Prepaid expenses and other current assets	7,934	(20,842)	51,864
Inventory	-	(76,605)	28,903
Other non-current assets	490	434	154
Intercompany loan to Online Gaming (see Note 4)	7,500	-	-
Accounts payable	797	12,599	(11,682)
Amounts due from/to related parties	1,167	7,514	(65,343)
Accrued expenses and other current liabilities	2,037	8,576	(5,442)
Interest payable to investors	(531)	(4,048)	(4,722)
Deferred revenue	2,780	4,109	(7,324)
Other non-current liabilities	5,332	5,862	3,147
Income tax payable	2,288	4,296	9,820
Net cash used in operating activities	(11,005)	(114,964)	(60,239)

Cash flows from investing activities:
Proceeds from principal repayments of financing receivable	626,775	925,951	109,103
Payments to provide financing receivable	(799,174)	(748,725)	(5)
Proceeds from sale of trading securities	22,632	7,973	-
Proceeds from sale of equity investment with readily determinable fair values	-	-	8,432
Proceeds from principal return on Series 2012-A Senior Secured Sofi Loan Notes ("SoFi Loan Note")	5,879	-	-

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2016	2017	2018

Proceeds from sale of equity method investments	18,460	94,604	-
Proceeds from sales of equity investments without readily determinable fair values	-	32,726	4,585
Proceeds from capital withdrawal from equity method investees	29,634	148	1,098
Purchase of trading securities	(19,702)	(7,653)	-
Purchase of derivative financial instruments	(264)	-	-
Purchase of equity method investments, call option and warrant	(16,331)	(4,940)	-
Purchase of equity investments without readily determinable fair values	(28,344)	(5,673)	(256)
Purchase of long-term available-for-sale investments	(6,150)	(3,000)	(650)
Proceeds from disposal of equipment and property	142	63	60,388
Purchases of equipment and property	(357)	(135)	(884)
Purchases of intangible assets	-	-	-
Settlement of put option	(7,000)	-	-
Cash disposed of from deconsolidation of subsidiaries	(6,176)	(1,179)	-
Acquisition of subsidiaries, net of cash acquired	-	(23,305)	(9,454)
Loan to a noncontrolling shareholder	-	-
Loan to related parties	(14,625)	(11,113)	-
Proceeds from repayment of related party loans	11,701	8,871	-
Loans to third parties	(4,518)	(2,220)	(1,513)
Proceeds from repayment of third party loans	3,765	892	-

Net cash (used in) provided by investing activities	(183,653)	263,285	170,844

Cash flows from financing activities:
Proceeds from exercise of share options	1,430	262	526
Proceeds from investors	844,712	1,580,544	57,767
Payment to investors	(637,931)	(1,688,655)	(193,502)
Repayment of borrowings	(131,900)	(68,025)	(119,000)
Cash distribution to shareholders related to acquisition of OPI	-	-	(168,983)
Proceeds from short-term borrowings	39,072	65,859	71,140
Proceeds from long-term borrowings	-	26,639	87,000
Proceeds from loan provided by a related party	10,692	-	-
Capital injection by noncontrolling shareholders	-	16,263	10,873

Net cash provided by (used in) financing activities	126,075	(67,113)	(254,179)

Net (decrease) increase in cash and cash equivalents and restricted cash	(68,583)	81,208	(143,574)
Cash and cash equivalents and restricted cash at beginning of year	183,500	110,084	201,923
Effect of exchange rate changes	(4,833)	10,631	(836)

Cash and cash equivalents and restricted cash at end of year	$110,084	$201,923	$57,513

Supplemental schedule of cash flows information:
Interest paid	12,249	$10,729	$8,290
Income taxes paid	$123	$180	$1

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2016	2017	2018

Schedule of non-cash activities:
Contingent consideration	$-	$62,493	$14,113
Receivable from disposition of Renren SNS	-	-	60,000
Purchase of long-term available-for-sale investment through exchange of equity interest in a subsidiary	1,742	-	-
Acquisition of business settled by forgiveness of financing receivable	-	21,201	1,428
Acquisition of entity through settlement of long-term investments	-	5,787	-
Acquisition of entity through settlement of loan to a related party	-	200	-
Acquisition of equity method investment through settlement of loan from a related party	$4,905	$-	$-

In addition to the above, during the year ended December 31, 2018, the Company had $60 million and $500 million of non-cash activities related to the disposal of the Company’s SNS Business and Oak Pacific Investment (“OPI”). See Note 4.

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Renren Inc. was incorporated in the Cayman Islands. The Company, its consolidated subsidiaries, variable interest entities ("VIEs") and VIEs' subsidiaries (collectively referred to as the "Company") are mostly engaged in the business of used car trading which represents the majority of the Company's revenue during the year ended December 31, 2018 and its SaaS business, which includes all-in-one real estate solution provider, Chime, and a 360° real estate marketing and media service provider, Geographic Farming. Prior to 2018, the Company was also engaged in the operation of its social networking internet platform ("SNS") through which it provided online advertising services and internet value-added services ("IVAS") as well as the operation of a financial services platform to provide internet finance services. During the years ended December 31, 2017, the Company gradually stopped providing its internet finance services to focus on its used car business. Additionally, during the year ended December 31, 2018, the Company disposed of its SNS business as well as of OPI as further described below.

Disposal of SNS business

In December 2018, the Company disposed all of its tangible and intangibles assets related to www.renren.com and its related SNS business.  The disposal of its SNS business represents a strategic shift and has a major effect on the Company's results of operations. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the SNS business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheet as of December 31, 2017, consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2016, 2017 and 2018 have been adjusted to reflect this change. Refer to Note 4 for further details.

Disposal of Oak Pacific Investment ("OPI")

On April 30, 2018, the Company announced a series of transactions that included a cash dividend by the Company and a private placement by its subsidiary OPI. The OPI transaction was undertaken to reduce the number and aggregate size of the Company's long-term investments.  At the time of the disposal, OPI held the Company's ZenZone advertising agency business as well as the majority of the Company's long-term investments.  The private placement closed on June 21, 2018 and the Company completed the payment of the special cash dividend shortly thereafter. As a result, the Company deconsolidated OPI on June 21, 2018.  The disposal of OPI represents a strategic shift and has a major effect on the Company's results of operations.  Accordingly, assets, liabilities, revenues and expenses and cash flows related to OPI have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented.  The consolidated balance sheet as of December 31, 2017, consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2016, 2017 and 2018 have been adjusted to reflect this change.  Refer to Note 4 for further details.

The Kaixin Offering

On November 2, 2018, Kaixin Auto Group ("Kaixin"), a wholly owned subsidiary of Renren Inc, Kaixing Auto Holidngs ("KAH"), a blank check company formed for the purpose of entering into a business business combination with one or more businesses and listed on the NASAQ stock market (formerly called CM Seven Star Acquisition Corporation) and Renren Inc. agreed to a business combination under the terms of a definitive share exchange agreement (the "Business Comniation"). Pursuant to a series of transactions that closed on April 30, 2019, KAH acquired 100% of the issued and outstanding shares of Kaixin from Renren in exchange for an initial consideration of approximately 28.3 million of KAH shares upon the consummation of the Business Combination. The transaction resulted in Renren Inc. acquiring a controlling interest of KAH. The series of transactions also raised approximately US$28.3 million for Kaixin and resulted in the separate listing of Kaixin on the Nasdaq Stock Market under the ticker symbol KXIN.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2018, Renren Inc.'s subsidiaries, VIEs and VIEs' major subsidiaries are as follows:

	Later of date		Percentage of
	of incorporation	Place of	legal ownership
Name of Subsidiaries	or acquisition	incorporation	by Renren Inc.	Principal activities
Subsidiaries:
CIAC/ChinaInterActiveCorp ("CIAC")	August 5, 2005	Cayman Islands	100%	Investment holding
Kaixin Auto Group (formerly named as Renren Wealth Inc.)	March 7, 2011	Cayman Islands	100%	Investment holding
Link224 Inc.	May 31, 2011	Cayman Islands	100%	Investment holding
Wole Inc.	October 27, 2011	Cayman Islands	100%	Investment holding
JiehunChina Inc. ("JiehunChina")	June 14, 2011	Cayman Islands	100%	Investment holding
Renren Gongying Inc.	October 2, 2015	Cayman Islands	100%	Investment holding
Renren Finance, Inc.	December 15, 2014	Cayman Islands	100%	Internet business
Renren CRSP Holdings Inc.	October 14, 2016	Cayman Islands	100%	Investment holding
Renren PLML Holdings Inc.	October 14, 2016	Cayman Islands	100%	Investment holding
Renren KURY Holdings Inc.	October 14, 2016	Cayman Islands	100%	Inactive company
Renren ONER Holdings Inc.	October 14, 2016	Cayman Islands	100%	Investment holding
Renren BLCR Holdings Inc.	October 14, 2016	Cayman Islands	100%	Inactive company
Renren ZHCH Holdings Inc.	October 14, 2016	Cayman Islands	100%	Inactive company
Renren LSTAR Holdings Inc.	October 17, 2016	Cayman Islands	100%	Inactive company
Renren CHRYPH Holdings Inc.	October 31, 2016	Cayman Islands	100%	Inactive company
Jet Sound Hong Kong Company Limited	May 7, 2011	Hong Kong	100%	Investment holding
Renren Game Hong Kong Limited ("Game HK")	March 8, 2012	Hong Kong	100%	Investment holding
Renren Winday Company Limited.	July 26, 2016	Hong Kong	100%	Inactive company
Renren Giantly Limited.	August 16, 2016	Hong Kong	100%	Investment holding
Renren Gentle Height Company Limited.	December 7, 2016	Hong Kong	100%	Investment holding
Chime Technologies, Inc.	September 7, 2012	USA	100%	SaaS business
Renren U.S. Holdco, Inc.	July, 2017	USA	100%	Investment holding
Sindeo Inc.	July 3, 2017	USA	100%	Inactive company
Geographic Farming LLC	Auguest 24, 2017	USA	100%	SaaS business
Trucker Path Inc.	December 28, 2017	USA	100%	Internet business
Lucrativ Inc.	January 22, 2018	USA	100%	SaaS business
Renren Giantly Philippines Inc.	March, 2018	Philippines	100%	SaaS business
Qianxiang Shiji Technology Development (Beijing) Co., Ltd. ("Qianxiang Shiji")	March 21, 2005	PRC	100%	Investment holding
Beijing Woxiu Information Technology Co. Ltd. ("Beijing Woxiu")	October 27, 2011	PRC	100%	Investment holding
Beijing Jiexun Shiji Technology Development Co., Ltd. ("Jiexun Shiji")	April 26, 2012	PRC	100%	Investment holding
Renren Huijin (Tianjin) Technology Co., Ltd. ("Huijin")	October 10, 2012	PRC	100%	Investment holding
Joy Interactive (Beijing) Technology Development Co., Ltd.	April 24, 2013	PRC	100%	Investment holding
Shanghai Renren Financial Leasing Co., Ltd	May 25, 2015	PRC	100%	Financing business
Shanghai Renren Automobile Technology Co., Ltd	August 18, 2017	PRC	100%	Investment holding
Shanghai Zhoushuo Automobile Technology Co., Ltd	January 18, 2018	PRC	100%	Investment holding
Ji’nan Zhoushuo Yidong Automobile Commerce Co., Ltd	January 17, 2018	PRC	70%	Automobile business
Suzhou Zhoushuo Lujie Automobile Service Co., Ltd	February 7, 2018	PRC	70%	Automobile business
Shanghai Lingcong Internet Information Technology Co. Ltd.	January 18, 2018	PRC	100%	Investment holding
Shanghai Jiexun Automobile Sales Co. Ltd.	February 2, 2018	PRC	100%	Investment holding
Shanghai Lingding Automobile Technology Co., Ltd.	April 12, 2018	PRC	100%	Investment holding
Shanghai DingranInformation Technology Co. Ltd.	April 12, 2018	PRC	100%	Investment holding

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Renren Zhenhan Technology Development (Beijing) Co., Ltd	November 13, 2017	PRC	100%	Investment holding

Variable Interest Entities:
Beijing Qianxiang Tiancheng Technology Development Co., Ltd. ("Qianxiang Tiancheng")	October 28, 2002	PRC	N/A	IVAS business
Guangzhou Xiuxuan Brokers Co., Ltd.(“Guangzhou Xiuxuan”)	September 22, 2014	PRC	N/A	IVAS business
Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd. ("Shanghai Changda")	October 25, 2010	PRC	N/A	Internet business
Shanghai Jieying Automobile Sales Co., Ltd. ("Shanghai Jieying")	Feburay 27, 2017	PRC	N/A	Automobile business

Major subsidiaries of Variable Interest Entities:
Beijing Qianxiang Wangjing Technology Development Co., Ltd. ("Qianxiang Wangjing")	November 11, 2008	PRC	N/A	Internet business
Beijing Wole Shijie Information Technology Co., Ltd. ("Wole Shijie")	October 27, 2011	PRC	N/A	Technology development and service
Beijing Kirin Wings Technology Development Co., Ltd.	January 16, 2013	PRC	N/A	Internet business
Shanghai Wangjing Commercial Factoring Co., Ltd.	July 28, 2015	PRC	N/A	Factoring business
Beijing Jingwei Zhihui Information Technology Co., Ltd. (“Jingwei Zhihui”)	March 19, 2014	PRC	N/A	Internet business
Shanghai Wangjing Investment Management Co., Ltd.	April 20, 2015	PRC	N/A	Internet business
Shanghai Mumian Interactive Internet Information Service Co., Ltd.	June 16, 2016	PRC	N/A	IVAS business
Fenqi Winday Company Limited,	February 29, 2016	Hong Kong	N/A	Internet business
Guangzhou Qunge Information Technology Co., Ltd.	August 26, 2016	PRC	N/A	IVAS business
Shanghai Heiguo Internet Information Technology Co., Ltd.	Feburary 27,2017	PRC	N/A	Investment holding
Renren Zhencai Technology Development (Beijing) Co., Ltd.	December 15, 2017	PRC	N/A	Investment holding
Jieying Baolufeng Automobile Sales (Shenyang) Co., Ltd.	June 14, 2017	PRC	N/A	Automobile business
Chongqing Jieying Shangyue Automobile Sales Co., Ltd.	July 3, 2017	PRC	N/A	Automobile business
Jiangsu Jieying Ruineng Automobile Sales Co., Ltd.	May 16, 2017	PRC	N/A	Automobile business
Dalian Yiche Jieying Automobile Sales Co., Ltd.	June 27, 2017	PRC	N/A	Automobile business
Henan Jieying Hengxin Automobile Sales Co., Ltd.	June 29, 2017	PRC	N/A	Automobile business
Shanxi Jieying Weilan Automobile Sales and Service Co., Ltd.	March 13, 2018	PRC	N/A	Automobile business

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC regulations currently limit direct foreign ownership of business entities providing automobile sales, value-added telecommunications services, online advertising services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, the Company conducts substantially all of its businesses through the VIE Qianxiang Tiancheng as well as its respective subsidiaries. Prior to March 2016, the Company also conducted its business through a VIE Jingwei Zhihui, which became a wholly owned subsidiary of Qianxiang Tiancheng in March 2016. Qianxiang Tiancheng is mainly engaged in the provision of online advertising, IVAS and internet finance services. Jingwei Zhihui is mainly engaged in the provision of internet finance services. From June 2017, the Company also operates the used car trading business through a newly found VIE, Shanghai Jieying.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

(7)	Loan Agreements: Under loan agreements between the WFOEs and each of the shareholders of the VIEs, the WFOEs made interest-free loans to the shareholders exclusively for the purpose of the initial capitalization and the subsequent financial needs of the VIEs. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in the VIEs to the WFOEs or their designated representatives pursuant to the equity option agreements. The term of each of these loans is ten years from the actual drawing down of such loans by the shareholders of the VIEs, and will be automatically extended for another ten years unless a written notice to the contrary is given by the WFOEs to the shareholders of the VIEs three months prior to the expiration of the loan agreements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The Company's ability to conduct its business including online advertising, online talent show, other internet value added services, used car trading business and internet finance services may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs and the VIEs' subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and the VIEs' subsidiaries and shareholders, and it may lose the ability to receive economic benefits from the VIEs and the VIEs' subsidiaries.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements after elimination of intercompany balances and transactions between the offshore companies, WFOEs, VIEs and VIEs’ subsidiaries. As of December 31, 2017 and 2018, the balance of the amounts payable by the VIEs and their subsidiaries to the WFOEs related to the service fees were $ nil.

	As of December 31,
	2017	2018

Cash and cash equivalents	$5,198	$9,363
Restricted cash	51	-
Accounts receivable, net	1,423	2,215
Financing receivable, net	145	-
Inventory	95,012	57,859
Prepaid expenses and other current assets	35,686	46,247
Amounts due from related parties	865	20,008
Assets of discontinued operations - current	15,646	-

Total current assets	154,026	135,692

Property and equipment, net	491	489
Long-term investments	11,901	1,900
Goodwill	89,274	64,364
Amounts due from a related party - non-current	-	40,000
Restricted cash – non-current	345	363
Other non-current assets	468	747
Assets of discontinued operations – non-current	32,116	-

Total non-current assets	134,595	107,863

Total assets	$288,621	$243,555

Accounts payable	$18,525	$6,849
Short-term debt	12,296	29,816
Accrued expenses and other current liabilities	15,644	19,135
Payable to investors	7,153	15
Amounts due to related parties	7,013	28
Deferred revenue	10,108	3,099
Contingent consideration	5,944	11,929
Income tax payable	9,455	10,920
Current liabilities of discontinued operations	3,786	-

Total current liabilities	89,924	81,791

Long-term contingent consideration	60,850	88,098

Total non-current liabilities	60,850	88,098

Total liabilities	$150,774	$169,889

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	Years ended December 31,
	2016	2017	2018

Net revenues	$46,040	$153,759	$486,388
Loss from continuing operations	$(13,035)	$(19,250)	$(82,304)
Loss from discontinued operations	$(18,133)	$(22,995)	$(5,220)

	Years ended December 31,
	2016	2017	2018

Net cash provided by (used in) operating activities	$68,374	$(146,911)	$(14,403)
Net cash (used in) provided by investing activities	$(187,621)	$22,943	$(11,441)
Net cash provided by financing activities	$148,080	$37,208	$27,018

The VIEs contributed an aggregate of 97.0%, 88.1% and 97.6% of the consolidated net revenues for the years ended December 31, 2016, 2017 and 2018, respectively. As of the fiscal years ended December 31, 2017 and 2018, the VIEs accounted for an aggregate of 24.2% and 55.7%, respectively, of the consolidated total assets, and 31.1% and 66.3%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents and long-term investments.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Consolidated Plans

In January 2016 and September 2016, the Company originated the issuance of two Shanghai Renren Finance Leasing Asset-Backed Special Plans, approximating $46.1 million (RMB299.8 million) and $78.5 million (RMB510.6 million), respectively. The Plans are collateralized by certain financing receivables arising from the Company's used car financing business. The plan expired by the end of May 2018.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Consolidated Plans-continued

The following financial statement amounts and balances of the Plans were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,
	2017	2018

Financing receivable, net	$78,485	$-

Total assets	$78,485	$-

Accrued expenses and other current liabilities	$4	$-
Payable to investors	64,087	-

Total liabilities	$64,091	$-

	Years ended December 31,
	2016	2017	2018

Net revenues	-	-	-
Net loss	$375	$91	$36

Years ended December 31,
	2016	2017	2018

Net cash provided by operating activities	-	-	-
Net cash provided by investing activities	-	-	-
Net cash provided by financing activities	-	-	-

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Liquidity

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to generate cash flows from operations, and the Company’s ability to arrange adequate financing arrangements.

As of December 31, 2018, the Company had working capital of $29,248, a shareholders’ equity of $147,465, including an accumulated deficit of $563,737. For the year ended December 31, 2018, the Company incurred losses from continuing operations amounting to $158,817 and generated negative cash flows from operating activities amounting to $60,239. Prior to the consideration of the management’s plans articulated below, these factors raise substantial doubt about the Company's ability to continue as a going concern for the foreseeable future. Subsequent to December 31, 2018, the Company and KAH have entered into the following agreements which mitigate these factors:

•	In January 2019, Kunlun Tech Limited ("Kunlun"), KAH and Kaixin entered into a convertible loan agreement pursuant to which Kunlun has agreed to invest US$23 million into Kaixin. US$20 million of the loan was advanced to Kaixin on January 28, 2019, and the remaining US$3 million is to be paid by January 31, 2020.

•	In January 2019, KAH entered into a subscription agreement with a third-party investor to sell 750,000 of its units (each unit having the same underlying securities as were issued in KAH’s initial public offering) at a price of US$10.00 per unit. The private placement of US$7.5 million was received by KAH on May 2, 2019, which will further provide liquidity for Kaixin's future operations.

•	In January 2019, the Company received US$ 3 million for the disposal of Renren SNS Business as set out in Note 4. On May 6, 2019, the Company obtained a signed commitment letter from Beijing Infinities Interactive Media Co., Ltd ("Beijing Infinities") which stated that the remaining cash consideration of US$17 million is expected to be received before June 30, 2019.

•	In April 2019, 58.com Holdings Inc. ("58.com"), KAH and Kaixin entered into a convertible loan agreement pursuant to which 58.com has agreed to invest US$1 million into Kaixin. The proceeds from the loan were received on April 30, 2019.

•	In April 2019, the Company entered into a long-term borrowing agreement with East West Bank for a total credit up to US$7.3 million. The loan bears an annual interest rate of 5.22%, and has a loan period of 18 months. On April 12, 2019, US$5.8 million had been extended to the Company by East West Bank, and the Company will be able to further utilize the remaining credit of U$1.5 million as needed during the loan period.

As a result of the above activities and plans, the Company believes that it will have adequate sources of liquidity and capital resources to support its daily operations for the next 12 months after the issuance of the consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Business combinations

Business combinations are recorded using the acquisition method of accounting. The Company uses a screen test to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business.

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's consolidated financial statements include, but are not limited to, revenue recognition, allowance for financing receivable, allowance for doubtful accounts, share-based compensation, deferred tax valuation allowance, income taxes, value-added tax, impairment of goodwill and indefinite-lived intangible assets, long-term available-for-sale investments, and equity investment without readily determinable fair values, impairment of long-term investments, the price purchase allocation and the fair value of contingent consideration for business acquisition.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Restricted cash

Restricted cash primarily consists of cash deposits used to secure debt borrowings of the Company which is expected to be released in accordance with the debt agreement.

The restriction will lapse when the related debt agreement is paid off. The current portion of restricted cash represents cash deposited into bank accounts which is expected to be released within the next twelve months. The non-current portion of restricted cash represents cash deposited into bank accounts which is not expected to be released within the next twelve months. Non-current restricted cash amounted to $26,075 and $36,362 were recorded as non-current assets in the Company’s consolidated balance sheet as of December 31, 2017 and 2018.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

The Company’s management regularly evaluates the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee's cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary ("OTTI"). The Company did not record impairment losses on equity method investments during the years ended December 31, 2016, 2017 and 2018.

Equity Investments without Readily Determinable Fair Values

Historically, for investee companies over which the Company did not have significant influence and a controlling interest, the Company accounted for these as cost method investments under ASC 325-20. In January, 2018, the Company adopted Accounting Standards Update (‘‘ASU’’) 2016-01, Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities, and accounts for equity investments that do not have a readily determinable fair value using the measurement alternative prescribed within ASU 2016-01, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment (assessed quarterly), plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. In addition, income is recognized when dividends are received only to the extent they are distributed from net accumulated earnings of the investee. Otherwise, such distributions are considered returns of investment and are recorded as a reduction of the cost of the investment. The Company did not record impairment losses on equity securities without readily determinable fair values during the years ended December 31, 2016, 2017 and 2018.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Investments - continued

Long-term investments – continued

Equity Investments with Readily Determinable Fair Values

The Company adopted ASU No. 2016-01 on January 1, 2018. As a result, all equity investments with readily determinable fair values (other than those accounted for using the equity method of accounting) are measured at fair value with changes in fair value recorded in the consolidated statements of operations. Those investments were previously accounted as available-for-sale investments with changes in fair value recorded in other comprehensive income (loss).

Available-for-sale investment

For investments which are determined to be debt securities, the Company accounts for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments.

Available-for-sale investment is carried at its fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive (loss) income.

The Company reviews its available for sale investments for other than temporary impairment based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Company considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Company’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees.

If there is OTTI on debt securities, the Company separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive (loss) income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. The Company did not record impairment losses on its available-for-sale investment during the years ended, 2016, 2017 and 2018.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Inventory

Inventory primarily consists of the purchased used and new automobiles. Inventory cost is determined by specific identification. Net realizable value is the estimated selling price less costs to complete, dispose and transport the vehicles. Selling prices are derived from historical data and trends, such as sales price and inventory turn times of similar vehicles, as well as independent, market resources. Each reporting period the Company recognizes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value through cost of sales in the accompanying consolidated statements of operations.

Inventory write-downs are established based on management’s review on a vehicle-by-vehicle basis for slow moving and obsolete items. On a quarterly basis, the management examines an inventory report. The vehicle is considered slow moving if it has not been sold within a 90 days period since procurement, in light of the fact that the Company’s average inventory turnover days during the years ended December 31, 2017 and 2018, were 80 days and 63 days, respectively. In estimating the level of inventory write-downs for slow moving vehicles, the Company considers historical data and forecasted customer demand, such as sales price and inventory turn times of similar vehicles with similar mileage and condition, as well as independent, market information. This valuation process requires management to make judgements, based on currently available information, and assumptions about future demand and market conditions, which are inherently uncertain. To the extent that there are significant changes to estimated vehicle selling prices or decreases in demand for used vehicles, there could be significant adjustment to reflect inventory at net realizable value.

In August 2018, Shandong Jieying Huaqi Auto Service Co. ("Ji’nan Dealership", a subsidiary of the Company's VIE's) received a notice from the local police regarding an investigation of the dealership's premises. The Company believes the investigation is an isolated individual activity of the minority shareholder who holds 30% of the Ji’nan Dealership’s equity interest. Certain assets of Ji’nan Dealership are not accessible pursuant to the investigation. In connection with these events, the Company determined that it is probable that it cannot enforce the realization of the inventory value at the Ji’nan Dealership. As a result, the Company wrote off all inventory which totaled US$5.7 million during the year ended December 31, 2018.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Intangible assets with indefinite lives

Intangible assets with indefinite lives mainly include trademark and licenses. If an intangible asset is determined to have an indefinite life, it is not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of comparing the fair values of assets and their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. For the years ended December 31, 2016, 2017 and 2018, the Company did not record impairment loss for intangible assets with indefinite lives.

Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization. Depreciation and amortization is computed using the straight-line method.

The Company evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. The Company measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected undiscounted future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. For the years ended December 31, 2016, 2017 and 2018, the Company recorded impairment losses of $nil, $nil and $675 for definite-lived intangible assets, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Company recognizes revenue when control of the good or service has been transferred to the customer, generally either at the time of sale or upon delivery to a customer. The contracts have a fixed contract price and revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The Company collect value added tax and other taxes from customers on behalf of governmental authorities at the time of sale. These taxes are accounted for on a net basis and are not included in net sales and operating revenues or cost of sales. The Company generally expense sales commissions when incurred because the amortization period would have been less than one year. These costs are recorded within selling expenses. The Company does not have any significant financing payment terms as payment is received at or shortly after the point of sale.

The Company adopted the Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective method. ASC 606 prescribes a five-step model that includes: (1) identify the contract; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when (or as) performance obligations are satisfied. Based on the manner in which the Company historically recognized revenue, the adoption of ASC 606 did not have a material impact on the amount or timing of its revenue recognition and the Company recorded no cumulative effect adjustment upon adoption. Additionally, the Company concluded that revenue generated from internet finance services is excluded from the scope of the new revenue standard as it represents revenue within the scope of ASC 310, Receivables, which is explicitly excluded from the scope of ASC 606.

The Company's revenues include revenue from its used car sales, revenue from IVAS and others as well as revenue related to its finance services.

Disaggregation of Revenue

The Company's revenues include revenue from its used car sales, revenue from IVAS and others as well as revenue related to its finance services. The following table illustrates the Company’s revenue disaggregated by segments:

	Years ended December 31,
	2016	2017	2018
Renren	$18,097	$21,931	$19,122
Auto Group	29,384	152,693	479,076
Total	$47,481	$174,624	$498,198

The following table presents the Company’s revenues disaggregated by revenue types.

	Years ended December 31,
	2016	2017	2018
Automobile sales	$—	$121,084	$467,232
IVAS and others	18,164	24,271	28,510
Financing income	29,317	29,269	2,456
Total	$47,481	$174,624	$498,198

Revenues from automobile sales were generated by the Auto Group segment.

Revenues from IVAS and others were US$18,164, US$24,271 and US$28,510, for the years ended December 31, 2016, 2017 and 2018, respectively, among which, US$ 18,096, US$ 21,931 and US$ 18,983 were generated by the Renren segment, and the remaining IVAS and others revenues were generated by the Auto Group segment.

Revenues from financing income were US$29,317, US$29,269 and US$2,456, for the years ended December 31, 2016, 2017 and 2018, respectively, among which, US$ 1, US$ nil and US$ 139 were generated by the Renren segment, and the remaining financing income revenues were generated by the Auto Group segment.

Automobile sales

The Company purchases automobiles from unrelated individuals, third party dealerships or manufacturers and suppliers and sells them directly to its customers through its local dealerships. The prices of used vehicles are set forth in the customer contracts which are agreed prior to delivery. The Company satisfies its performance obligation for used vehicle sales upon delivery when the transfer of title, risks and awards of ownership and control pass to the owner. The Company recognizes revenue at the agreed upon purchase price stated in the contract, including any delivery charges. When cash is received from customers prior to delivery of the vehicle, the Company records such cash as advance from customers in its consolidated balance sheet, which is immaterial as of December 31, 2018.

IVAS and others

The Company’s IVAS revenues mainly include live streaming revenue. The Company designs, creates and offers various virtual items for sales to users with pre-determined stand-alone selling price. Revenue related to each of consumable virtual items as a single performance obligation provided on a consumption basis, is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them.

The Company’s other revenues mainly include revenue generated from agency fees in connection with arrangement with third party dealers whereas the company facilitates sales of their cars. The Company does not control the ownership of the automobiles, but rather is acting as an agent for the third party dealers. Revenue is recognized for the net amount of commission the Company is entitled to retain in exchange for the agency service. Other revenues also includes commissions received by the Company from insurance companies and banks for its facilitation services provided to assist customers obtaining related insurance and financing for their automobile purchases.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Financing services

The Company provides short-term financing services to used car dealers to fund the car dealers’ cash needs for used car purchasing. The financing period is no more than six months and is secured by a pledge of the dealers' used car with total value exceeding the principal of the financing. The Company charges an upfront service fee as well as financing income on a monthly basis. The Company records financing income and service fees related to those services over the life of the underlying financing using the effective interest method on the unpaid principal amounts. The service fees collected upfront, netting the direct origination costs of the financing, are deferred and recognized as financing income as an adjustment to the yield on a straight line basis over the life of the used car financing. Revenue related to used car financing services amounted to $17,854, $25,399 and $2,297 during the years ended December 31, 2016, 2017 and 2018. The remaining financing income in the respective periods related to crediting financing provided to college students as well as apartment rental financing, both of which were terminated during the year ended December 31, 2016.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Company has satisfied the Company’s performance obligation and has the unconditional right to payment. The balance of accounts receivable, net of allowance for doubtful accounts were $2,730 and $2,635 as of December 31, 2017 and 2018, respectively. There were no contract assets recorded as of December 31, 2017 and 2018.

Deferred revenue mainly consists of payments received from customers related to unsatisfied performance obligations for IVAS business at the end of the period. Advance from customers represent cash received from customers prior to delivery of the vehicle, which was included in accrued expenses and other current liabilities in the Company’s consolidated balance sheets. As of December 31, 2017, the Company’s total deferred revenue was $11,433, of which $11,245 was recognized as revenue for the year ended December 31, 2018. The Company’s total unearned revenue was $ 3,716 as of December 31, 2018.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. These costs include certain commissions paid to intermediaries of automobile sales. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cost of revenues

Cost of revenues consists of costs directly related to automobile sales, IVAS business and others as well as costs incurred related to the used car financing operations which mostly include interest expenses paid to investors on Renren Licai and interest paid for asset-backed securities. Cost of revenue also includes allowances for financing receivable loss which amounted to $12,436, $12,745 and $10,802 during the years ended December 31, 2016, 2017 and 2018, respectively.

Business taxes

The Company reports revenue net of business taxes. Business taxes deducted in arriving at net revenue during 2016, 2017 and 2018 were $77, $ nil and $nil, respectively.

Value added taxes

Value-added taxes ("VAT") is also reported as a deduction to revenue when incurred and amounted to $4,080, $9,777 and $15,796 for the years ended December 31, 2016, 2017 and 2018, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expense and other current liabilities on the consolidated balance sheet.

In 2018, the Company entered into a series of ancillary agreements to facilitate its sale of used cars for value-added tax optimization purposes. Under these ancillary agreements, when the Company sources a used car, the legal title of the car is transferred to an executive of the Company’s subsidiary and the registration is transferred to the name of one of the dealership employees. The Company viewed itself as a service provider in the used car transactions, and therefore is only subject to value-added tax on the difference between the original purchase price and the retail price of the used cars.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are recognized when temporary differences exist between the tax basis of assets and liabilities and their reported amounts in the financial statements and are recorded as non-current in the consolidated balance sheet. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2016, 2017 and 2018, respectively.

Financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, financing receivable, amounts due from/to related parties, long-term financing receivable, long-term investments, accounts payable, short-term debt, payable to investors and long-term debt. Refer to Note 18 for further details.

Research and development expenses

Research and development expenses are primarily incurred for development of new services, features and products for the Company's internet finance business, used automotive business, as well as to further improve the Company's technology infrastructure to support these businesses. The Company has expensed all research and development costs when incurred.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income, foreign currency translation adjustments and fair value changes of available-for-sale investments of the Company.  Additionally, the Company's consolidated statement of comprehensive (loss) income also includes the cumulative effect adjustment for the net unrealised loss of equity securities with determinable fair value from accumulated other comprehensive income to the opening balance of accumulated deficit related to the adoption of ASU 2016-01 (see Note 2).

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

(Loss) income per share

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Company adopted this ASU on January 1, 2018, and a cumulative-effect adjustment of $7,363 was recorded to the beginning accumulated deficit of 2018.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

For public business entities, the guidance in the ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for all entities. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Company has adopted the new standard as of January 1, 2018, which did not result in a material impact on its consolidated financial statements.

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

For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. The Company adopted this ASU beginning January 1, 2018 on a retrospective basis. The adoption of this guidance impacted the presentation and classification of restricted cash in the Company’s consolidated statements of cash flows. For the years ended December 31, 2017 and 2016, substantially all the changes in restricted cash amounting to $39,049 and $9,630 previously reported in investing activities and $nil and $100,000 previously reported in financing activities were reclassified to total cash, cash equivalents, and restricted cash in the statement of cash flows and has applied the changes to the consolidated statements of cash flows.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, ASU 2016-02 was updated with ASU No. 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 (the "optional transition method") and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements. The Company is in the process of evaluating the effect of the adoption of this ASU and expects the adoption will result in an increase in the assets and liabilities on the consolidated balance sheet for the operating leases and will have an insignificant impact on the consolidated statements of operations.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for SEC filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Companies are required to apply the amendments of this ASU using a modified retrospective approach through a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. A prospective transition approach is required for debt securities for which an other-than temporary impairment has been recognized before the effective date. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In January 2017, the FASB issued ASU 2017-04: Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In August 2018, the FASB issued ASU 2018-13 related to disclosure requirements for fair value measurements. The pronouncement eliminates, modifies and adds disclosure requirements for fair value measurements. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on our consolidated financial statements, including potential early adoption.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance will be adopted using a retrospective approach and is effective for the Company on January 1, 2020. The Company is evaluating the effect that adoption of this guidance will have on its consolidated financial statements and related disclosures.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.	SIGNIFICANT RISKS AND UNCERTAINTIES

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Company included aggregate amounts of $20,143 and $11,118 at December 31, 2017 and 2018, respectively, which were denominated in RMB.

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

There were no customers that accounted for 10% or more of total net revenue for the years ended December 31, 2016, 2017 and 2018.

No customers accounted for 10% or more of the balance of accounts receivable or financing receivable as of December 31, 2017 and 2018.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS- continued

Disposition of Online Gaming - continued

The condensed cash flow for the Online Gaming was as follows for the year ended December 31, 2016:

Year ended December 31,
2016

Net cash provided by operating activities	$11,171
Net cash provided by investing activities	$25

The operating results from discontinued operations included in the Company's consolidated statement of operations were as follows for the year ended December 31, 2016.

Year ended December 31,
2016

Renren Games

Major classes of line items constituting pretax profit (loss) of discontinued operations
Net revenues	$1,699
Cost of revenues	(871)
Selling, research and development, and general and administrative expenses	(485)
Impairment of intangible assets	-

Other income and expenses that are not major	150

Income from the operations of the discontinued operations, before income tax	493
Income tax expenses	(102)
Income from the operations of the discontinued operations, net of tax	391

Gain on deconsolidation of the subsidiaries, net of tax	8,310

Gain on disposal of equity method investment, net of tax	-

Gain from the discontinued operations, net of tax	$8,701

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS- continued

Disposition of Online Gaming - continued

All notes to the accompanying consolidated financial statements have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable.

Disposition of Renren SNS

In November 2018, the Company announced the proposed sale of its SNS Business which comprise of www.renren.com and its social networking service business which includes the Company's SNS platform as well as its mobile live streaming to Beijing Infinities for a combined consideration of US$20 million in cash and US$40 million in the form of Beijing Infinities shares to be issued to the Company. One of the minority shareholder of Beijing Infinities is a company controlled by the Company's chairman and chief executive officer, see note 20. In November 2018, the Company's Board of Directors approved the proposed transaction. The disposal was completed on December 29, 2018 and as a result, the Company deconsolidated its SNS Business on that date. The Company's SNS Business has historically been the core of the Company's business and includes the Company's SNS platform which allows users to upload content to the platform, its SNS user base as well as the related employees and processes. The Company concluded that the disposal of the SNS Business represented a strategic shift of the Company's operations where the Company will no longer focus on social networking but will rather focus on its used car business in China as well as its businesses outside of China. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the Company's SNS Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented.

As of December 31, 2018, the $20 million cash consideration remained outstanding and was recorded in amounts due from a related party. The Company collected $3 million in January 2019 and is expected to collect the remaining balance before June 30, 2019. Additionally, the shares receivable in the form of Beijing Infinities were not received as of December 31, 2018 and were recorded as non-current amount due from related party in the consolidated balance sheet as of December 31, 2018.

On December 29, 2018, the Company calculated a gain regarding the disposal of the SNS Business as follows.

As of
December 31, 2018

Total proceeds	$60,000

Less: Property and equipment, net	8

Net assets of Renren SNS	8
Less: Accumulated other comprehensive income	336

Less: Tax expenses	-

Gain on deconsolidation of Renren SNS	$59,656

The carrying amounts of assets and liabilities recorded as discontinued operations in the consolidated balance sheet in connection with SNS as of December 31, 2017 were immaterial. The condensed cash flow from operating of Renren SNS Business were as follows for the years ended December 31, 2016, 2017 and 2018. The condensed cash flow from investing of Renren SNS Business were immaterial.

	Years ended December 31,
	2016	2017	2018
	Renren SNS	Renren SNS	Renren SNS

Net cash used in operating activities	(22,589)	(8,144)	(1,437)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS- continued

Disposition of Renren SNS - continued

The operating results from discontinued operations included in the Company's consolidated statement of operations were as follows for the years ended December 31, 2016, 2017 and 2018.

	Years ended December 31,
	2016	2017	2018
	Renren SNS	Renren SNS	Renren SNS

Major classes of line items constituting pretax profit of discontinued operations
Net revenues	$10,956	$22,372	$19,679
Cost of revenues	(9,545)	(17,264)	(14,997)
Selling, research and development, and general and administrative expenses	(20,279)	(13,536)	(7,523)
Loss from the operations of the discontinued operations, before income tax	(18,868)	(8,428)	(2,841)
Income tax expenses	-	-	-
Loss from the operations of the discontinued operations, net of tax	(18,868)	(8,428)	(2,841)

Gain on deconsolidation of the subsidiaries, net of tax	-	-	59,656

(Loss) gain from the discontinued operations, net of tax	$(18,868)	$(8,428)	$56,815

All notes to the accompanying consolidated financial statements have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable.

Disposition of OPI

On September 30, 2016, the Company announced a plan to spin off OPI that holds online talent show business ("Woxiu") and most of its investments in minority stakes in privately held companies. On December 22, 2016, the Company formed a special committee to review the terms of the proposed transaction. Subsequently, the Company revised the plan to substitute Beijing Zhenzhong Interactive Information Technology Co., Ltd ("Zhenzhong", a subsidiary of one of the Company's VIEs) for Woxiu. On April 30, 2018, the Company announced that OPI will offer newly issued ordinary shares of OPI in a private placement to those shareholders of Renren as of the Record Date who satisfy all three of the following criteria: (1) the shareholder is an “accredited investor,” as such term is defined under the U.S. Securities Act of 1933, as amended, (2) the shareholder is a “qualified purchaser,” as such term is defined under the U.S. Investment Company Act of 1940, as amended, and (3) the shareholder is not a resident of a jurisdiction where the offering would be illegal. Additionally, the Company also announced a cash dividend payable by Renren to all shareholders other than those shareholders who waive the cash dividend in connection with the private placement described above. The amount of the cash dividend was US$0.6125 per ordinary share of Renren. The cash dividend and the private placement are part of an integrated series of transactions designed to address concerns that Renren may be deemed to be an investment company within the meaning of the Investment Company Act. The spin off transaction was consummated on June 21, 2018 with an issuance of a total of 816,261,781 ordinary shares of OPI on June 21, 2018 to those eligible shareholders of Renren as of June 14, 2018 who validly waived the cash dividend in connection with the private placement. In addition, on June 21, 2018, US$133.7 million of cash dividends, with US$0.6125 per ordinary share of Renren, was paid to the Company's shareholders who were not accredited investors and elected to no longer remain investors of OPI subsequent to the private placement transaction. After the transaction, the Company no longer held any shares of OPI and OPI was deconsolidated from the Company's consolidated financial statements. Additionally, the Company concluded that the disposal of OPI represents a non-pro rata distribution of shares of OPI to selected shareholders combined with a cash dividend to the remaining shareholders. Accordingly, the Company has accounted the disposal at fair value.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS- continued

Disposition of OPI - continued

On June 30, 2018, the Company calculated a gain regarding such disposition as follows:

As of
June 30, 2018

Fair value of OPI	$500,000

Less: Cash and cash equivalents	35,274
Accounts and notes receivable, net	64
Prepaid expenses and other current assets	16,344
Property and equipment, net	12
Amount due from the Company	15,190
Equity method investments	268,515
Equity investments without readily determinable fair values	144,096
Available-for-sale investment	90,615
Other non-current assets	14
Short term loan	(14,336)
Accounts payable	(96)
Accrued expenses and other current liabilities	(872)
Amount due to the Company	(102,304)
Deferred revenue	(13)
Income tax payable	(910)
Long-term liabilities	(112,604)
Other Long-term liabilities	(21,430)

Net assets of OPI	317,559

Less: tax expenses	-

Gain on deconsolidation of OPI	$182,441

The following table summarizes the carrying amounts of the major classes of assets and liabilities recorded as discontinued operations in the consolidated balance sheet as of December 31, 2017. There was no discontinued operations on the balance sheet as of December 31, 2018 as the private placement was completed.

As of
December 31, 2017

Cash and cash equivalents	$3,396
Accounts and notes receivable, net	162
Amounts due from related parties	15,036
Prepaid expenses and other current assets	1,957
Current assets classified as discontinued operations	$20,551

Property and equipment, net	16
Long-term investment	530,624
Other non-current asset	23
Non-current assets classified as discontinued operations	$530,663

Accounts payable	951
Accrued expenses and other current payables	14,021
Amount due to related parties	10,687
Deferred revenue	56
Income tax payable	925
Long-term debt - current	52,604
Current liabilities classified as discontinued operations	$79,244
Other non-current liabilities	6,356
Non-current liabilities classified as discontinued operations	$6,356

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS- continued

Disposition of OPI - continued

The condensed cash flow of OPI were as follows for the years ended December 31, 2016, 2017 and 2018:

	Years ended December 31,
	2016	2017	2018
	OPI	OPI	OPI

Net cash provided by (used in) operating activities	52,060	7,532	(28,134)
Net cash (used in) provided by investing activities	(53,818)	(8,450)	12
Net cash provided by financing activities	-	-	60,000

The operating results from discontinued operations included in the Company's consolidated statement of operations were as follows for the years ended December 31, 2016, 2017 and 2018.

	Years ended December 31,
	2016	2017	2018
	OPI	OPI	OPI

Major classes of line items constituting pretax profit of discontinued operations
Net revenues	$4,927	$5,106	$895
Cost of revenues	(1,645)	(3,820)	(834)
Selling, research and development, and general and administrative expenses	(3,451)	(3,046)	(1,394)
Other income (expense)	4,552	(1,424)	371
Interest expense	(5,245)	(5,822)	(3,142)
Realized loss on short-term investment	(43)	-	-
Impairment of long term investment	(100,823)	(113,073)	(2,180)
Loss from the operations of the discontinued operations, before income tax	(101,728)	(122,079)	(6,284)
Income tax expenses	-	-	-
(Loss) Gain of equity method investment	(10,343)	11,255	(9,674)
Loss from the operations of the discontinued operations, net of tax	(112,071)	(110,824)	(15,958)

Gain on deconsolidation of the subsidiaries, net of tax	-	-	182,441

(Loss) gain from the discontinued operations, net of tax	$(112,071)	$(110,824)	$166,483

All notes to the accompanying consolidated financial statements have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION

Acquisition of used car dealers in 2017

In the second half of 2017, in order to start and expand its business of used car trading, the Company completed the acquisitions of 14 unrelated used car dealerships. The acquired dealerships operate used car sales business in various cities across China.

Each acquisition, while negotiated independently, was structured in a similar manner. Specifically, Shanghai Jieying, a PRC subsidiary of the Company’s VIE, initially purchased all car inventories from each dealership. The total consideration was $45,920, which was settled with a combination of cash paid by the Company amounting to $14,884 and a forgiveness of the financing receivable balances amounting to $21,201 related to financing previously provided to the dealership by the Company. The remaining balance was paid in cash in 2018. Subsequent to the car purchase, Shanghai Jieying and the shareholder of the existing car dealership (the "Seller") enter into an equity purchase agreement which requires the Seller to transfer majority interest of the dealership as follows:

(1)	The Seller agrees to set up a new entity to which it transfers the remaining eligible assets of the dealerships, employees, and business contracts owned and leased by the existing dealership. In turn, Shanghai Jieying agrees to subscribe for 70% of the equity interest in this entity.

(2)	As consideration for the above transaction, Shanghai Jieying agrees to inject cash to the acquired dealership as well as to pay the Seller contingent consideration in the form of shares of Kaixin, a Cayman subsidiary of the Company and the parent of Shanghai Jieying.

Shanghai Jieying believes that structuring the acquisitions as described above allows them to avoid potential exposures or liabilities associated with the acquired entities. The purchase of cars and acquisition of the new entity were accounted for as a single transaction.

The payment of the contingent consideration was initially contingent upon the successful offering of the Company as well as the performance of the acquired dealerships and after-sales service center operartors.  In January 2019, as part of the Kaixin Offering further described in Note 1, Kaixin Auto entered into amendment agreements with the dealerships that allowed Kaixin Auto to settle the contingent consideration related to the acquisitions of the dealerships and after-sales service centers, by using shares of KAH. Additionally, in connection with the Kaixin offering, the Company has also agreed to bear the obligation to make these payments and indemnify Kaixin for the related liabilities. The amount of consideration is measured based on the operating performance of the acquired dealerships both prior to and subsequent to the future offering transaction of Kaixin, and the number of shares expected to be issued will be calculated based on the issuance price of the offering. Such contingent consideration includes two components that will require the Company to issue the shares at different times. The first issuance will be made upon the successful offering of Kaixin and is calculated based on a percentage of the cumulative operating results of the acquired dealerships between the acquisition date and the date of the offering. The second issuance will be made in five equal annual installments after the successful offering of Kaixin and will be calculated based on a percentage of the trailing 12 months operating results of the acquired dealerships leading up to the successful offering, and will be subject to adjustments based on the future financial performance of each acquired dealership. The contingent issuance of shares is not dependent on whether the previous dealership owner remains employed with the Company.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION –continued

Acquisition of used car dealers in 2017 (cont.)

The total purchase price of these 14 acquisitions consisted of a cash injection to the dealerships amounting to $17,580, of which $7,240 was paid as of December 31, 2017, and contingent consideration with a fair value of amounting to $66,794 which is recorded in contingent consideration on the consolidated balance sheet. Each acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price allocation described below was based on a valuation analysis that utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Subsequent to the date of each acquisition, the Company remeasured the estimated fair values of the contingent consideration at each reporting date. For the year ended December 31, 2017, the Company recorded $2,601 in changes in fair value of contingent consideration in the Company’s consolidated statements of operations as a result of the Company’s re-measurement of the estimated fair value of the contingent consideration at the reporting date.

Acquisition of Shandong, Chongqing and Wuhan in 2017

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

	Shandong	Chongqing	Wuhan
Cash	$-	$2,727	$-
Goodwill	26,550	11,719	10,405
Noncontrolling interest	7,965	4,334	3,121

The purchase price comprised of:
— Cash consideration	-	818	-
— Contingent consideration	18,585	9,294	7,284
Total	$18,585	$10,112	$7,284

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION – continued

Acquisition of used car dealers in 2017 (cont.)

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

Other used car dealer acquisitions
Cash	$1,270
Goodwill	38,317
Noncontrolling interest	11,876

The purchase price comprised of:
— Cash consideration	381
— Contingent consideration	27,330
Total	$27,711

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

The following information summarizes the results of operations attributable to the acquisitions included in the Company’s consolidated statement of operations since the acquisition date:

	Year ended December 31, 2017
	Shandong	Chongqing	Wuhan	Others
Net revenues	$33,263	$17,290	$-	$71,483
Net gain (loss)	$1,383	$180	$(10)	$(1,652)

Subsequent to the issuance of the Company’s 2017 consolidated financial statements on May 14, 2018, the results of operations attributable to the acquisitions since the acquisition date have been corrected from the amounts previously reported to include revenue related to automobile sales related to those acquisitions.

Pro forma information of acquisitions

Supplementary pro-forma revenues and net earnings for the combined entity, as if business combination had been acquired as of January 1, 2016 were not included as it is impracticable since the used car dealerships and after-sales service centers historically did not have sound accounting systems to maintain reliable accounting records prior to the acquisitions and creating reliable accounting records would require an unreasonably significant amount of effort and resources. Post-acquisition, the newly established entities began to create and maintain accounting records.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION – continued

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

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION (cont.)

Acquisition of used car dealers and after-sales service centers in 2018

During the year ended December 31, 2018, the Company completed the acquisition of three after-sales centers, Jinan Zhoushuo Yidong Automobile Trading Co., Ltd. (“Jinan Zhoushuo”), Chongqing Zhoushuo Xingqi Automobile Service Co., Ltd. (“Chongqing Zhoushuo”) and Suzhou Zhoushuo Lujie Automobile Service Co., Ltd. (“Suzhou Zhoushuo”), and one additional dealership, Shanxi Jieying Weilan Automobile Sales Co., Ltd. (“Shanxi”). The structure of these acquisitions are consistent with the acquisition in 2017. The Company initially purchased all inventories, from each dealership and after-sales service center, The Company subsequently entered into equity purchase agreement to purchase the new entity set up by the owners of each dealership and after-sales service center.

Subsequent to the date of each acquisition, the Company measured the estimated fair values of the contingent consideration at each reporting date. For the year ended December 31, 2018, the Company recorded $29,604 in fair value change of contingent consideration, which was recorded as other expenses in the Company’s consolidated statements of operations as a result of the re measurement of the estimated fair value of the contingent consideration at the reporting date.

Acquisition of Shanxi in 2018

On April 8, 2018, the Company entered into equity purchase an agreement with Shanxi. The Company initially purchased the car inventories from the dealership which were recorded at fair value. The Company subsequently entered into equity purchase agreement to purchase the new entity set up by the owner of Shanxi used car dealership. As consideration for the transaction, the Company agreed to (1) pay cash consideration which includes partial consideration for the cars purchased as well as capital injection to the entities acquired, (2) forgive financing receivable outstanding that was previously provided by the Company to the used car dealerships and (3) provide contingent consideration to be paid upon the successful offering of the Company. The allocation of the purchase price for this acquisition as of the date of the acquisition is summarized as below:

Shanxi
Cash	$-
Capital injection receivable	1,360
Inventory	4,604
Goodwill	3,917
Noncontrolling interest	1,175

The purchase price comprised of:
— Cash consideration	4,536
— Forgiveness of financing receivable	1,428
— Contingent consideration	2,742
Total	$8,706

The following information summarizes the results of operations attributable to the acquisition included in the Company’s consolidated statement of operations since the acquisition date:

Year ended December 31, 2018
Net revenues	$20,135
Net gain	$752

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION - continued

Acquisitions of after-sales service centers

During the first half of 2018, the Company further entered into separate equity purchase agreements with three after-sales service centers individually. Each acquisition, negotiated independently, was structured in a similar manner whereby, Shanghai Zhoushuo Automobile Technology Co., Ltd, (“Shanghai Zhoushuo”), a subsidiary of the Company, initially purchased all inventories from each after-sales service center. Subsequent to the purchase, Shanghai Zhoushuo and the shareholder of each of the existing after-sales service center (the “Seller”) entered into an equity purchase agreement which requires the Seller to transfer majority interest of the dealership as follows:

(1)          The Seller agrees to set up a new entity to which it transfers the remaining eligible assets of the after-sales service center, employees, and business contracts owned and leased by the existing after-sales service center. In turn, Shanghai Zhoushuo agrees to subscribe for 70% of the equity interest in this entity.

(2)          Shanghai Zhoushuo agrees to inject cash to the newly formed entity described in the preceding paragraph as well as to pay the Seller contingent consideration in the form of shares of the Company, the parent of Shanghai Zhoushuo.

The Company believes that structuring the acquisitions as described above allows them to avoid potential exposures or liabilities associated with the acquired entities. The purchase of inventories and acquisition of the new entity were accounted for as a single transaction.

The payment of the contingent consideration was initially contingent upon the successful offering of the Company as well as the performance of the acquired dealerships and after-sales service center operartors.  In January 2019, as part of the Kaixin Offering further described in Note 1, Kaixin Auto entered into amendment agreements with the dealerships that allowed Kaixin Auto to settle the contingent consideration related to the acquisitions of the dealerships and after-sales service centers, by using shares of KAH. Additionally, in connection with the Kaixin offering, the Company has also agreed to bear the obligation to make the payments and indemnify Kaixin for the related liabilities. The amount of consideration is measured based on the operating performance of the acquired after-sales service centers both prior to and subsequent to the future offering transaction of the Company, and the number of shares expected to be issued will be calculated based on the offering price. Such contingent consideration will require the Company to issue the shares at different times. The issuance will be made in four installments, 12-month apart, upon the successful offering of the Company and is calculated based on a percentage of each 12-months cumulative operating results of the acquired after-sales service centers after the acquisition date under different multiples. The contingent issuance of shares is not dependent on whether the previous after-sales service centers owner remains employed with the Company.

Acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price allocation described below was based on a valuation analysis that utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION - continued

Acquisitions of after-sales service centers (cont.)

As consideration for the transactions, the Company agreed to (1) pay cash consideration which includes capital injection to the entity acquired and (2) contingent consideration to be paid upon the successful offering of the Company. The allocation of the purchase price for the acquisitions are presented as follows:

After-sales service centers
Capital injection receivable	$651
Inventory	35
Goodwill	16,244
Noncontrolling interest	4,873

The purchase price comprised of:
— Cash consideration	686
— Contingent consideration	11,371
Total	$12,057

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergies resulting from these acquisitions.

The following information summarizes the results of operations attributable to the acquisitions included in the Company’s consolidated statement of operations since the acquisition dates:

Year ended December 31, 2018
Chongqing/ Suzhou/ Jinan Zhoushuo
Net revenues	$341
Net loss	$(582)

Pro forma information of acquisitions in 2018

Supplementary pro-forma revenues and net earnings for the combined entity, as if business combination had been acquired as of January 1, 2016 were not included as it is impracticable since the used car dealerships and after-sales service centers historically did not have sound accounting systems to maintain reliable accounting records prior to the acquisitions and creating reliable accounting records would require an unreasonably significant amount of effort and resources. Post-acquisition, the newly established entities began to create and maintain accounting records.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

6.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	As of December 31,
	2017	2018

Accounts receivable	$8,828	$5,219
Allowance of doubtful accounts	(2,730)	(2,635)

Accounts receivable, net	$6,098	$2,584

Accounts receivable mainly represent amounts earned under advertising contracts and IVAS business at the respective balance sheet dates. These amounts become billable according to the contract term.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2016	2017	2018

Balance at beginning of year	$2,942	$2,640	$2,730
Charge to (income) expenses	(112)	130	52
Exchange difference	(190)	(40)	(147)

Balance at end of year	$2,640	$2,730	$2,635

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.	FINANCING RECEIVABLE

Financing receivable consists of the following:

	As of December 31,
	2017	2018
Current financing receivable
Used car financing	$129,018	$9,846
Financing for installment sales	2,177	1,654
Other financing	1,306	1,243
Net deferred origination costs	-	-
Less allowance for financing receivable	(7,023)	(9,257)
Current financing receivable, net	$125,478	$3,486

Long-term financing receivable
Used car financing	$8	$-
Financing for installment sales	-	-
Less allowance for long-term financing receivable	-	-
Long-term financing receivable, net	$8	$-

Financing receivable mainly represents both the principal and financing income receivable associated with the respective financing services expected to be collected from the individuals or companies receiving financing under the internet finance business at the respective balance sheet dates.

Used car financing is secured with pledged assets, which are used cars with value not less than the financing receivable. Other financing includes financing receivable related to rental financing provided to individuals referred by rental agents as well as micro cash financing to college students which ceased during the year ended December 31, 2016. The Company has ceased granting new loans for the used car financing since January 2018, but continues to service the outstanding loans until maturity.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.	FINANCING RECEIVABLE - continued

The following table presents nonaccrual financing receivable as of December 31, 2017 and 2018, respectively.

	As of December 31,
	2017	2018

Used car financing	$7,373	$9,838
Financing for installment sales	2,051	1,654
Other financing	1,286	1,243
	$10,710	$12,735

The following table presents the past-due aging of financing receivable as of December 31, 2018.

	0 – 90 days past-due aging	over 90 days past-due aging	total past due	current	total financing receivable
Used car financing	$-	$9,838	$9,838	$8	$9,846
Financing for installment sales		1,654	1,654		1,654
Other financing	-	1,243	1,243	-	1,243
	$-	$12,735	$12,735	$8	$12,743

The following table presents the past-due aging of financing receivable as of December 31, 2017.

	0 – 90 days past-due aging	over 90 days past-due aging	total past due	current	total financing receivable
Used car financing	$9,654	$7,373	$17,027	$111,999	$129,026
Financing for installment sales	229	1,948	2,177		2,177
Other financing	138	1,168	1,306	-	1,306
	$10,021	$10,489	$20,510	$111,999	$132,509

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.	FINANCING RECEIVABLE - continued

Movement of allowance for financing receivable is as follows:

	As of December 31,
	2016	2017	2018

Balance at beginning of year	$(3,583)	$(15,114)	$(7,023)
Charge to cost of revenues	(12,436)	(12,745)	(10,802)
Write off of financing receivable	119	22,178	7,786
Exchange difference	786	(1,342)	782

Balance at end of year	$(15,114)	$(7,023)	$(9,257)

For the years ended December 31, 2016, 2017 and 2018, the Company considered loan principal and financing income receivables meeting any of the following conditions as uncollectible and has further written them off: (i) death of the borrower; or (ii) unable to reach the borrower. The Company outsourced almost all of its collection effort to third-party collection agencies.

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of December 31,
	Note	2017	2018

Advances to third parties	(i)	$14,325	$30,787
Prepaid expenses		3,919	4,144
Deposits		4,294	340
Loan to third parties		2,720	4,029
Funds receivable	(ii)	3,880	1,477
Disposal of Mapbar Technology Limited (”Mapbar”)		4,585	-
Disposal of online wealth management business		3,482	2,388
Other receivable	(iii)	4,209	362
Other current assets		6,812	5,988

Total		$48,226	$49,515

(i)	Advances to third parties mainly represents cash advanced to third party dealerships for car purchase. Specifically, some of the advances to third parties relates to consignment sales, in which the Company acts as an agent and assists other third party dealerships in the sale of their cars by allowing them to move their cars to the Company’s own lot. The Company pays those third party dealerships an advance amounting to the value of the car. The Company agrees to market those cars and if successfully sold, receives a commission from those third party dealerships. The Company does not take title to the cars and merely acts as an agent. The advance is subsequently settled either (1) when the car is sold by the Company or (2) if the car is not sold, the cash is remitted back to the Company by the third party dealership. The balance was substantially collected after December 31, 2018 and the commission earned from the above arrangements is immaterial for the years ended December 31, 2017 and 2018.

(ii)	Funds receivable mainly represents balances paid by individuals for repayments of financing on Renren Fenqi as well as amounts paid by investors for investments made on Renren Licai that are held at a third party electronic payment service provider as of December 31, 2017 and 2018. The balances were collected subsequent to year-end.

(iii)	Other receivable represents cash advanced to customers of third party dealerships for purchase of cars for which loans were approved by a bank but for which the customers has not yet received the cash. The amount was subsequently collected by the Company after year-end.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	SHORT-TERM INVESTMENTS

Short-term investments comprise of marketable securities which are classified as trading and derivative financial instruments that are regarded as assets.

Trading securities

During the years ended December 31, 2016 and 2017, the Company purchased and sold several trading securities and recorded $577 of gain and $100 of loss in the consolidated statements of operations. As of December 31, 2017 and 2018, the Company did not hold any trading securities.

10.	LONG-TERM INVESTMENTS

		As of December 31,
	Note	2017	2018

Equity method investments:
Plum Inc.	(i)	$7,407	$5,581
Fundrise, L.P.	(ii)	11,042	11,319
Others	(iii)	3,731	2,714

Total equity method investments		22,180	19,614

Equity investments without readily determinable fair values Suzhou Youge Interconnection Venture Capital Center		768	727

Total equity investments without readily determinable fair values		768	727

Equity investment with readily determinable fair values:
Hylink Advertising Co., Ltd.	(iv)	9,794	-

Total equity investment with readily determinable fair values		9,794	-

Available-for-sale investment
Plum Inc.	(i)	2,000	2,000

Total Available-for-sale investment		2,000	2,000

Total long-term investments		$34,742	$22,341

(i)

In August 2015, the Company entered into agreements to purchase 2,304,205 Series A Preferred Shares issued by Plum Inc. for a total consideration of $10,500. The Company held 26.64% and 19.64% equity interest of Plum Inc. as of December 31, 2017 and 2018, respectively and recognized its share of loss in Plum Inc. of $1,352, $1,452 and $1,826 for the years ended December 31, 2016, 2017 and 2018, respectively. The Company accounted for this investment as equity method as of December 31, 2017 and 2018 as it believes it is able to exert significant influence through its board seat held by the Company.

In January 2017, the Company entered into agreements to purchase convertible promissory note issued by Plum Inc. for a total consideration of $2,000. The Company accounted for it as available-for-sale investment as the Company determined this as debt security and measured at fair value. The unrealized gains or losses of US$ nil and US$ nil were reported in other comprehensive (loss) income for the years ended December 31, 2017 and 2018, respectively.

(ii)	In October 2014, the Company entered into an agreement to purchase limited partnership interest of Fundrise, L.P. for a total consideration of $10,000. The Company held 98.04% equity interest as of December 31, 2017 and 2018 and recognized its share of gain of $249, $148 and $276 for the years ended December 31, 2016, 2017 and 2018, respectively.

(iii)	Others represents other equity method investments with individual carrying amounts less than $1,500 as of December 31, 2017 and 2018, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.	LONG-TERM INVESTMENTS - continued

Equity method investments- continued

The summarized financial information for all of the Company’s equity method investments were as follows:

	As of December 31,
	2017	2018

Total current assets	$6,385	$21,015
Total assets	$26,055	$33,181
Total current liabilities	$1,867	$2,584
Total liabilities	$7,657	$11,008

	For the years ended December 31,
	2016	2017	2018

Net revenues	$1,217	$1,931	$3,021
Gross (loss) profits	$(545)	$(99)	$616
Loss from continuing operations	$(9,356)	$(4,391)	$(9,137)
Net loss	$(9,356)	$(4,391)	$(9,137)

Equity Investment with Readily Determinable Fair Values

(iv)

In April 2011, the Company acquired 2% equity interest of Hylink Advertising Co., Ltd. at total cash consideration of $2,381. Hylink is mainly engaged in advertising agency service. The Company was not able to exercise significant influence over the operating and financial decisions of Hylink, and thus the Company used the cost method to account for its investment.

In August 2017, Hylink successfully listed on the Shanghai Stock Exchange in China. The Company reassessed and classified the investment as available for sales. Unrealized holding gains of $7,489 were reported in other comprehensive income for the year ended December 31, 2017. On January 1, 2018, the Company adopted ASU 2016-01 and reclassified the investment to equity investment with readily determinable fair value. Subsequently, the Company disposed Hylink and recognized a loss of $2,141.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

11.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2017	2018

Building	$32,002	$-
Computer equipment and application software	17,733	8,309
Furniture and vehicles	295	540
Leasehold improvements	765	1,053

	$50,795	$9,902
Less: Accumulated depreciation	$(21,196)	$(8,347)
Less: Accumulated impairment loss	(90)	-

	$29,509	$1,555

Depreciation expense from continuing operations was $2,593, $1,968 and $968 for the years ended December 31, 2016, 2017 and 2018. Depreciation expense from discontinued operation was $85, $6 and $nil, for the years ended December 31, 2016, 2017 and 2018, respectively.

In May 2018, the Company sold its building located in Shanghai, China to a third party for a total consideration of $60,388 and recorded $25,928 gain on disposal of property and equipment for the year ended December 31, 2018.

No impairment loss was recorded for the years ended December 31, 2016, 2017 and 2018, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

12.	Goodwill

Amount

Balance at January 1, 2017	-
Addition in goodwill related to acquisitions	$99,654
Exchange difference	2,283
Balance at December 31, 2017	101,937
Addition in goodwill related to acquisitions	22,445
Subtraction in goodwill related to disposals	(4,741)
Impairment loss	(29,055)
Exchange difference	(6,152)
Balance at December 31, 2018	$84,434

The Company’s goodwill reflects the excess of the consideration paid or transferred including the fair value of contingent consideration over the fair values of the identifiable net assets acquired. The majority of the goodwill balance relates to the various used car dealerships and after-sales service centers acquired during the two years ended December 31, 2018 as well as to other acquisitions which were individually deemed insignificant. Refer to Note 5 for further details.

To assess potential impairment of goodwill, the Company performs an assessment of the carrying value of the reporting unit at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of the reporting unit below its carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit's goodwill exceeds its implied fair value. The Company estimates the fair value of its reporting units through internal analysis and external valuations, which utilize the income approach through the application of discounted cash flow methods. The Company estimates the fair value of its reporting units through internal analysis and external valuations, which utilize the income and market approaches through the application of discounted cash flow methods. These valuations are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparable.

During the years ended December 31, 2016 and 2017, the Company did not record any impairment charges related to goodwill. During the year ended December 31, 2018, following the investigation of the Ji'nan Dealership, Kaixin transferred its equity interest in the Ji'nan Dealership and the related assets to an affiliate of the Company. Following the transfer, the Company closed the dealership. As a result of the above, the Company performed an impairment analysis and fully impaired the goodwill related to the Ji'nan Dealership amounting to $25,804. The Company acquired Sindeo in 2017. During the year ended December 31, 2018, the Company performed its goodwill impairment testing and determined there was an impairment. As a result, the entire balance of goodwill associated with Sindeo and amounting to US$3,251 was written off.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.	SHORT - TERM DEBT AND LONG-TERM DEBT

Short-term debt

		As of December 31,
	Note	2017	2018

Bank of Shanghai	(i)	$12,296	$21,817
Hengfeng Bank	(ii)	49,183	-
Bank of Beijing	(iii)	-	20,798
Others	(v)	-	7,272

Total		$61,479	$49,887

(i)	In May and August 2017, the Company entered into five short-term loan agreements with Bank of Shanghai for $12,296. The loans bear an annual interest rates ranging from 137.9% to 149.4% of the one year loan interest rate quoted by the People’s Bank of China and have loan periods ranging from eight to eleven months. The Company repaid the loans in April 2018.

In February 2018, the company entered into a loan agreement with Shanghai Bank for $10,181. The loan bears an annual interest rate of 130% over the one-year loan interest rate quoted by the People’s Bank of China and has a loan period of one year. The Company repaid the loan in February 2019.

In April and May 2018, the Company entered into two loan agreements with Shanghai Bank for $11,636 in aggregate. Both loans bear an annual interest rate of 140% over the one-year loan interest rate quoted by the People’s Bank of China and have a loan period of one year. $7,272 of the loan was due in April 2019 and were repaid by the Company.

(ii)	The loan obtained from Hengfeng Bank in 2017 had been repaid by the Company in May 2018.

(iii)	In March, May and June 2018, the Company entered into four loan agreements with Bank of Beijing for $20,798 in aggregate. The loans bear annual interest rates of the Loan Prime Rate plus additional interest rate ranging from 0.05% to 1.355% with loan period of one year. $14,544 of the loan was due in March 2019 and had been repaid by the Company.

(v)	In January 2018, the Company entered into two loan agreements with a third party individual for a total amounting to $6,109. The loans had an annual interest rate of 10% and were due in July 2018. In July 2018, the Company further renewed the loans for another 6 months with the same interest rate, and subsequently repaid loans in January 2019.

In February 2018, the Company entered into a loan agreement with a third party for $787 with an annual interest rate of 9%, which was due in March 2018. The Company repaid the loan in March 2018.

In April, May, June, July, August and September 2018, the Company entered into eighteen loan agreements with an individual for $17,787 in aggregate. The loans all bear an annual interest rate of 10.8% and have a period of one month. $17,496 was repaid in May and June 2018, and the remaining balance of $291 was repaid in October 2018.

In August 2018, the Company entered into two loan agreements with an individual for $872 in aggregate. The loans both bear an annual interest rate of 10.8% and have a period of two months and four months, respectively. Upon maturity, the Company further renewed the loans for another 12 months with the same interest rate.

In October 2018, the Company entered into a loan agreement with the individual for $291. The loan bears an annual interest rate of 10.8% and have a period of six months. The Company repaid the loan in April 2019.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.	SHORT - TERM DEBT AND LONG-TERM DEBT – continued

Long-term debt

		As of December 31,
	Note	2017	2018

Hengfeng Bank	(ii)	27,665	-
East West Bank	(iv)	20,000	35,000

Total		$47,665	$35,000

(iv)

In December 2016, the Company entered into a short-term loan agreement with East West Bank for $30,000. The loan bears an annual interest rate equal to the one month LIBOR rate plus 1.2% and has a loan period of six month. In June 2017, the Company amended and extended the maturity date to April 2018. In October 2017, the Company repaid $10,000 of the loan balance. In January 2018, the Company further renewed its short term loan agreement with East West Bank and replaced it with a long-term debt. The long-term debt has an annual interest rate equal to LIBOR rate plus 1.2% and is repayable on April 3, 2020. Accordingly, the $20,000 of the loan was reclassified as long-term debt as of December 31, 2017.

During the year ended December 31, 2018, the Company repaid $12,000 and additionally borrowed $27,000 from East West Bank. The maturity date of the remaining balance will be April 3, 2020 and the remaining loan balance bears an annual interest rate equal to LIBOR rate plus 1.2%

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2017	2018

Employee payroll and welfare payables	$3,182	$1,738
Other tax payable	12,650	14,119
Accrued professional, marketing and leasing fees	6,017	6,035
Advance from customers	6,220	4,078
Other payables	3,808	7,085

Total	$31,877	$33,055

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.	PAYABLE TO INVESTORS

In the ordinary course of business, through the peer-to-peer platforms and the Company's Plans, the Company identifies investors and transfers creditors' rights to those investors. The Company further offers different investment periods to investors with various annual interest rates while those credit rights are held by the investors. The terms of the sales require the Company to repurchase those creditors’ rights from investors prior to or upon the maturity of the investment period. As a result, the sales of those creditors’ rights are not accounted for as a sale and remain on the consolidated balance sheet and are recorded as payable to investors in the Company’s consolidated balance sheet. The financing business was terminated in May 2018 along with the expiration of the Company’s Plan on May 17, 2018

Payable to investors includes payable with terms shorter than one year as well as the current portion of the payable to investors.

		Fixed annual		As of December 31,
		Rate (%)	Term	2017	2018
Short-term payable to investors	(i)	8.6% - 11.0%	15 Days - 12 Months	$142,689	$15

(i)       The short-term payable to investors as of December 31, 2017 relates to the “Plans” and the balance in 2017 had been repaid by the Company in 2018.

16.	INCOME TAXES

The Company, CIAC, Renren Gongying Inc.  Link224 Inc., Wole Inc., JiehunChina Inc., Kaixin Auto Group, Renren CRSP Holdings Inc., Renren PLML Holdings Inc., Renren KURY Holdings Inc., Renren ONER Holdings Inc., Renren LSTAR Holdings Inc., Renren BLCR Holdings Inc., Renren ZHCH Holdings Inc.and Renren Finance Inc. are all incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the companies are not subject to income or capital gains taxes.

Chime Technologies, Inc., Renren U.S. Holdco, Inc., Sindeo Inc., Lucrativ, Inc., Geographic Farming LLC and Trucker Path Inc. are incorporated in the US and subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. They did not have taxable income and no income tax expense was provided for the years ended December 31, 2016, 2017 and 2018.

Jet Sound Hong Kong Company Limited, Renren Winday Company Limited, Fenqi Winday Company Limited., Renren Game Hong Kong Limited, Renren Giantly Limited. and Renren Gentle Height Company Limited. were incorporated in Hong Kong and is subjected to Hong Kong profits tax. With effect from 1 April 2018, a two-tiered profits tax rates regime applies. The profits tax rate for the first HKD 2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD 2 million. No provision for Hong Kong profits tax has been made as they have no assessable profits in Hong Kong in the fiscal years ended December 31, 2016, 2017 and 2018.

Renren Giantly Philippines Inc was established in 2018 and incorporated in the Philippines, which is subject to 30% enterprise income tax rate for the year ended December, 2018. It did not have taxable income and no income tax expense was provided for the year ended December 31, 2018.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	INCOME TAXES - continued

Other subsidiaries and VIEs of the Company domiciled in the PRC were subject to 25% statutory income tax rate in the years presented.

The EIT Law includes a provision specifying that legal entities organized outside PRC will be considered residents for Chinese income tax purposes if their place of effective management or control is within the PRC. If legal entities organized outside PRC were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income from legal entities organized outside PRC earned to be subject to PRC's 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. reside within PRC.

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

The Company's subsidiaries and VIEs located in the PRC had aggregate accumulated deficits as of December 31, 2018. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2018.

The current and deferred component of income tax expenses which were substantially attributable to the Company's PRC subsidiaries and VIEs and VIEs' subsidiaries, are as follows:

	Years ended December 31,
	2016	2017	2018

Current income tax expenses	$2,470	$4,479	$9,850
Deferred income tax expenses	-	-	-
Total income tax expenses	$2,470	$4,479	$9,850

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	INCOME TAXES - continued

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2017	2018

Deferred tax assets
Provision for doubtful accounts	$3,422	$7,847
Accrued payroll and welfare	809	390
Accrued liabilities	2,414	3,764
Long term investment impairment	2,328	-
Excessive advertising fee	1,990	1,416
Excessive employee education fee	161	80
Goodwill and intangible asset impairment	-	7,276
Net operating loss carry forwards	55,745	45,543
Less valuation allowance	(66,869)	(66,316)

Deferred tax assets, net	$-	$-

Deferred tax liabilities	$-	$-

The Company operates through multiple subsidiaries and VIEs and VIEs' subsidiaries. The valuation allowance is considered on each individual entity basis. The subsidiaries and VIEs and VIEs' subsidiaries registered in the PRC have total deferred tax assets related to net operating loss carry forwards of $55,745 and $45,543 as of December 31, 2017 and 2018, respectively. The Company assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2017 and 2018, valuation allowances were established because the Company believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	INCOME TAXES - continued

Reconciliation between the income tax expenses computed by applying the PRC tax rate to loss before the provision of income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2016	2017	2018

Loss before provision of income tax	$(52,804)	$(42,757)	$(146,504)
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory tax rate	(13,201)	(10,689)	(36,626)
Taxable deemed interest income from inter-company interest-free loans	6,925	7,288	6,406
Non-deductible loss and other expenses not deductible for tax purposes	12,422	4,469	30,016
Effect of income tax rate differences in jurisdictions other than the PRC	(54)	709	10,660
Effect of tax holidays	-	570	(53)
Changes in valuation allowance	(3,622)	2,132	(553)
Income tax expenses	$2,470	$4,479	$9,850

The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2016, 2017 and 2018, respectively. The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

Since January 1, 2008, the relevant tax authorities have not conducted a tax examination on PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2014 to 2018 of the Company's PRC subsidiaries and VIEs and VIEs' subsidiaries remain subject to tax audits as of December 31, 2018, at the tax authority's discretion.

17.	ORDINARY SHARES

Under a series of share repurchase programs approved by the Company's board of directors on September 29, 2011, December 26, 2012, June 28, 2013 and June 28, 2014, during the years ended December 31, 2016, 2017 and 2018, the Company did not repurchase any ordinary shares.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	FAIR VALUE MEASUREMENTS

Assets and liabilities disclosed at fair value

The Company measures its amounts due from/to related parties, financing receivable, equity investments without readily determinable fair values and short-term and long-term debt, payable to investors and amount due from OPI at amortized cost. The carrying values of cash and cash equivalents and restricted cash approximated fair value and represented a level 1 measurement. The carrying value of financing receivable and payable to investors approximate their fair value due to their short-term nature and are considered level 3 measurement. Such fair value was estimated by discontinuing scheduled cash flows through the estimated maturity with estimated discount rate based on current offering rates of comparable financings with similar terms. The carrying value of the debt obligations approximate fair value considering the borrowing rates are at the same level of the current market yield for the comparable debts and represent a level 2 measurement. The carrying value of amount due from OPI approximates its fair value since the interest rates is considered to reflect market interest rate. The carrying value of current amounts due from /to other related parties’ approximate fair value due to their relatively short maturity.

Assets and liabilities measured at fair value on a recurring basis

The Company measures its financial assets and liabilities, including cash and cash equivalents, restricted cash, equity investments with readily determinable fair values, available for sales securities and contingent consideration at fair value on a recurring basis as of December 31, 2017 and 2018.  Cash and cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. Equity investments with readily determinable fair values are classified within Level 1 of the fair value hierarchy as they are publicly listed equity securities.  Contingent consideration is classified within Level 3 of the fair value hierarchy because the fair value is determined by using discounted cash flow methodology which includes a significant number of unobservable inputs which are further described below.

The following table summarizes the Company's financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2018 and 2017, respectively:

	As of December 31, 2018				As of December 31, 2017
	Fair Value Measurement at the Reporting Date using				Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable in puts Level 3	Total	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable in puts Level 3	Total
Cash and cash equivalents	$15,333	$-	$-	$15,333	$125,199	$-	$-	$125,199
Restricted cash	5,818	-	-	5,818	47,253	-	-	47,253
Non-current Restricted cash	36,362	-	-	36,362	26,075	-	-	26,075
Long-term investments
Convertible debt	-	-	2,000	2,000	-	-	2,000	2,000
Equity investment with readily determinable fair values	-	-	-	-	-	9,794	-	9,794
Contingent consideration	-	-	(105,670)	(105,670)	-	-	(66,794)	(66,794)
Total	$57,513	$-	$(103,670)	$(46,157)	$198,527	$9,794	$(64,794)	$143,527

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	FAIR VALUE MEASUREMENTS - continued

Assets and liabilities measured at fair value – continued

The key assumptions used in the valuation of the contingent consideration as of December 31, 2017 are summarized in the table below:

For contingent consideration resulting from the acquisitions of the used car dealerships:

Planed Offering date	September 30, 2018
Discount rate (from acquisition date to Offering date)	15%
Discount rate (from Offering date to the last settlement date)	2.75%
Offering probability as of December 31, 2017	45%

The following is a reconciliation of the beginning and ending balances for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2017:

Amounts
Balance at beginning of the period	$62,493
Fair value change	2,601
Exchange difference	1,700
Balance at December 31, 2017	$66,794

The key assumptions used in the valuations of the contingent consideration as of December 31, 2018 are summarized in the table below:

(1)	For contingent consideration resulting from the acquisition of the used car dealerships:

Planed Offering date	April 30, 2019
Discount rate (from acquisition date to Offering date)	15%
Discount rate (from Offering date to the last settlement date)	2.75%
Offering probability as of December 31, 2018	80%

(2)	For contingent consideration resulting from acquisition of the after sales service centers:

Planed Offering date	April 30, 2019
Discount rate (from acquisition date to the last settlement date)	15%
Offering probability as of December 31, 2018	80%

The following is a reconciliation of the beginning and ending balances for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the nine months ended December 31, 2018:

Amounts
Balance at beginning of the period	$66,794
Contingent consideration resulting from new acquisitions	14,113
Fair value change	29,604
Exchange difference	(4,841)
Balance at December 31, 2018	$105,670

The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2017 and 2018.

Assets measured at fair value on a nonrecurring basis

The Company measured its property, equipment and goodwill at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The Company measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates. The Company performed a goodwill impairment analysis as of December 31, 2018. Refer to the Note 12.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION

Renren Stock options

Renren Inc. (“Renren”) adopted the 2006 Equity Incentive Plan (the “2006 Plan”), the 2008 Equity Incentive Plan (the “2008 Plan”), the 2009 Equity Incentive Plan (the “2009 Plan”), the 2011 Share Incentive Plan (the “2011 Plan”), the 2016 Share Incentive Plan (the “2016 Plan”), and the 2018 Share Incentive Plan (the “2018 Plan”) for purpose of granting of stock options and incentive stock options to employees and executives to reward them for service to the parent and to provide incentives for future service. In 2006, Renren Inc. adopted the 2006 Plan to replace the equity incentive plans adopted during the years ended December 31, 2003, 2004 and 2005. On February 26, 2016, Renren Inc. amended the 2011 Plan and 45,000,000 ordinary shares have been added to the award pool under the 2011 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2006 Plan, 2008 Plan, 2009 Plan, 2011 Plan, 2016 Plan and 2018 Plan is 97,430,220, 30,529,630, 40,000,000, 110,014,158, 53,596,236 and 107,100,000, respectively. The term of the options may not exceed ten years from the date of the grant, except for the situation of amendment, modification and termination. The awards under the above plans are subject to vesting schedules ranging from immediately upon grant to six years subsequent to grant date.

On August 24, 2017, the Company’s compensation committee approved to reduce the exercise price for all outstanding options previously granted by the Company with an exercise price higher than $0.478 per ordinary share to $0.478 per share. Such reduction was accounted by the Company as a share option modification and required the remeasurement of these share options at the time of the modification. The total incremental cost as a result of the modification was $10,382. The incremental cost related to vested options amounted to $7,427 and was recorded in the consolidated statements of operations during the year ended December 31, 2017. The incremental cost related to unvested options amounted to $2,955 and will be recorded over the remaining service periods.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Stock options - continued

On June 29, 2018, Renren Inc.’s compensation committee approved to reduce the exercise price for all outstanding options previously granted by Renren with an exercise price higher than $0.0613 per ordinary share to $0.0613 per share. Such reduction was accounted by Renren as a share option modification and required the remeasurement of these share options at the time of the modification. The total incremental cost as a result of the modification was $10,779. The incremental cost related to vested options amounted to $9,304 and was recorded in the consolidated statements of operations during year ended December 31, 2018. The incremental cost related to unvested options amounted to $1,475 and will be recorded over the remaining service periods.

Excluding the options containing market and service vesting conditions, the Company calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the assistance from independent valuation firms, with the following assumptions used in 2016. The Company did not grant any options in 2017 and 2018. The weighted-average grant-date fair value of the share options granted during 2016 was $0.54.

Year ended December 31,
2016
Using binomial model
Risk-free interest rate	2.0%
Volatility	50%
Expected term (in years)	10
Exercise price	$1.227
Dividend yield	-

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $0.53, $0 .69, and $0.10 of the Company's ordinary share on December 31, 2016, 2017 and 2018, respectively. The total intrinsic value of options exercised for the years ended December 31, 2016, 2017 and 2018 were $1,118, $293, and $21, respectively. The total fair value of options vested during the years ended December 31, 2016, 2017 and 2018 were $12,721, $16,036, and $7,532, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Stock options - continued

The following table summarizes information with respect to share options outstanding as of December 31, 2018:

	Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Weighted average intrinsic value	Number of exercisable	Weighted average remaining contractual life	Weighted average exercise price	Weighted average intrinsic value
$0.01 ~ $0.18	139,094,101	5.40	$0.06	$5,754	117,561,450	5.11	$0.06	$4,863
	139,094,101			$5,754	117,561,450			$4,863

		Weighted	Weighted
		average	average
	Number of	exercise	grant date
	shares	price	fair value

Balance, December 31, 2017	141,481,616	$0.48	$0.64

Exercised	(2,268,420)	$0.06	$0.66
Forfeited	(119,095)	$0.16	$0.15

Balance, December 31, 2018	139,094,101	$0.06	$0.64

Exercisable, December 31, 2018	117,561,450	$0.06

Expected to vest, December 31, 2018	21,532,651	$0.06

For employee stock options, the Company recorded share-based compensation from continuing operations of $19,420, $23,904, and $18,640 for the years ended December 31, 2016, 2017 and 2018, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method. The Company did not have any compensation expenses from discontinued operations.

For non-employee options, share based compensation was immaterial for the years ended December 31, 2016, December 31, 2017 and December 31, 2018.

As of December 31, 2018, there was $14,285 unrecognized share-based compensation expense relating to share options. This amount is expected to be recognized over a weighted-average vesting period of 1.70 years.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Renren Nonvested restricted shares

A summary of the nonvested restricted shares activity is as follows:

	Weighted	Weighted average fair
	number of	value
	nonvested	per ordinary
	restricted	share at the
	shares	grant dates
Outstanding as of December 31, 2017	10,802,683	$0.95

Granted	88,935,342	$0.14
Vested	(8,404,575)	$0.47
Forfeited	(17,561,071)	$0.18

Outstanding as of December 31, 2018	73,772,379	$0.21

The Company recorded compensation expenses based on the fair value of nonvested restricted shares on the grant dates over the requisite service period of award using the straight line vesting attribution method. The fair value of the nonvested restricted shares on the grant date was the closing market price of the ordinary shares as of the date. The Company recorded compensation expenses related to nonvested restricted shares from continuing operations of $4,124, $4,112 and $3,917. The Company did not have any compensation expenses related to nonvested shares in discontinued operations.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Nonvested restricted shares - continued

Total unrecognized compensation expense amounting to $15,345 related to nonvested restricted shares granted as of December 31, 2018. The expense is expected to be recognized over a weighted-average period of 3.38 years.

Kaixin Auto Group Incentive Plan

On January 31, 2018, Kaixin Auto adopted a stock incentive plan, whereby 40,000,000 ordinary shares of Kaixin Auto Group (“Kaixin”) are made available for future grant for employees or consultants of Kaixin either in the form of incentive share options or restricted shares. The plan was amended and restated in May 2018 that up to 140,000,000 ordinary shares will be made available for granting as awards.

On March 15, 2018 and July 1, 2018, Kaixin issued an aggregate of 36,461,500 options to purchase Kaixin’s ordinary shares to certain of its directors, officers and employees to compensate their services. The term of the options may not exceed ten years from the date of the grant, except for the situation of amendment, modification and termination. The awards under the above plans are subject to vesting schedules ranging from immediately upon grant to four years subsequent to grant date. The weighted-average grant-date fair value of the share options granted during the period presented was $0.52. In determining the fair value of share options granted, a binomial option pricing model was applied.

Year ended December 31,
2018

Risk-free interest rate (1)	2.82%
Volatility(2)	28%-55%
Expected term (in years)(3)	10
Exercise price(4)	$0.3
Dividend yield(5)	—
Fair value of underlying ordinary share(6)	$0.75

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Kaixin Auto Group Incentive Plan - continued

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected life of the options.

(2)	Volatility

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

(4)	Exercise price

The exercise price of the options was determined by the Company’s board of directors.

(5)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(6)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the valuation date was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the valuation dates, management has considered a number of factors, including the result of a third party appraisal of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the valuation date was determined with the assistance of an independent third party appraiser.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Kaixin Auto Group Incentive Plan - continued

The following table summarizes information with respect to share options outstanding as of December 31, 2018:

	Options outstanding			Options exercisable
The exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number of exercisable	Weighted average remaining contractual life	Weighted average exercise price
$0.3	35,281,500	9.19	$0.30	13,333,151	9.19	$0.30

	35,281,500			13,333,151

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
Balance, December 31, 2017	—	$—	$—
Granted	36,461,500	$0.30	$0.52
Exercised	—	$—	$—
Forfeited	(1,180,000)	$0.30	$0.52
Balance, December 31, 2018	35,281,500	$0.30	$0.52
Exercisable, December 31, 2018	13,333,151	$0.30	$0.52
Expected to vest, December 31, 2018	21,948,349	$0.30	$0.52

For employee stock options, the Company recorded share-based compensation amounting to $9,046 for the year ended December 31, 2018, based on the fair value on the grant date over the requisite service period of award using the straight-line method.

As of December 31, 2018, there was $9,259 unrecognized share-based compensation expense relating to share options. This amount is expected to be recognized over a weighted-average vesting period of 3.22 years.

The amount of share-based compensation expense for options and nonvested restricted shares attributable to selling and marketing, research and development, general and administrative expenses and loss from the operations of the discontinued operations are as follows:

	Years ended December 31,
	2016	2017	2018

Gross amount:
Selling and marketing	$770	$598	$1,927
Research and development	1,363	1,092	1,142
General and administrative	21,411	26,326	28,534

Total share-based compensation expense	$23,544	$28,016	$31,603

There was no income tax benefit recognized in the statements of operations for share-based compensation for the years ended December 31, 2016, 2017 and 2018.

On April 30, 2019, all the options granted under the Kaixin Auto Group 2018 Plan were cancelled and replaced with awards of KAH following the consummation of the Business Combination. In May 2019, KAH granted 2,206,888 shares of stock option and 2,407,733 restricted shares to its employees, directors and officers, and advisors, under its 2019 Employee Incentive Plan. The Company is in the process of assessing the accounting impact of the transactions.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

20.	RELATED PARTY BALANCES AND TRANSACTIONS

Details of major related party balances as of December 31, 2017 and 2018 are as follows:

(1)	Amounts due from related parties

As of December 31, 2017 and 2018, amounts due from related parties including both current and non-current were as follows:

		As of December 31,
	Note	2017	2018

Oak Pacific Investment	(i)	$-	$93,880
Beijing Infinities	(ii)	-	60,000
Others		188	829

(i)	The balance represents the US$90 million note issued by Oak Pacific Investment to Renren and US$3.88 million accrued interest expenses. In connection with the private placement transaction completed on June 21, 2018, OPI issued a note to Renren with an interest rate of 8% per year. The term of the note is the earlier of five years and the date upon which OPI and its subsidiaries no longer hold any shares of Social Finance Inc. In March 2019, the interest rate was increased to 8.5% per year in connection with a refinancing of Oak Pacific Investment’s debt obligations. The balance is included in amount due from related party, non-current at December 31, 2018.

(ii)	The balance represents the US$60 million receivable from Beijing Infinities as of December 31, 2018 in connection with the disposition of the SNS business. The balance include, US$20 million receivable in cash related as current and US$40 receivable million in the form of Beijing Infinities shares to be issued to the Company related as non-current. Refer to Note 4 for further details.

(2)	Amounts due to related parties

	As of December 31,
	2017	2018

Minority shareholders	$6,859	$-
Others	200	55
Total	$7,059	$55

Details of major related party transactions for the years ended December 31, 2016, 2017 and 2018 are as follows:

(3)	Major transaction with related parties for amount due from related parties

	Years ended December 31,
	2016	2017	2018

Equity investments without readily determinable fair values	$-	$8,591	$-
Oak Pacific Investment	-	-	93,880
Beijing Infinities	-	-	60,000

Total	$-	$8,591	$153,880

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

20.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(4)	Transactions with related parties for amount due to related parties

	Years ended December 31,
	2016	2017	2018

Oak Pacific Investment and its subsidiaries	$10,692	$-	$1,834
Others	413	333	5,418

Total	$11,105	$333	$7,252

(5)	In July 2012, the Company purchased $10,000 Series 2012-A Senior Secured Sofi Loan Notes issued by SoFi Lending Corp., a subsidiary of SoFi. Oak Pacific Holdings is a shareholder of SoFi and the Company's chairman and CEO, Joe Chen, is a director of SoFi. In September 2012, March 2014, January and February 2015, and October 2015, the Company invested $49,000, $20,789, $22,331 and $150,000 in newly issued Series B preferred shares, Series D preferred shares, Series E preferred shares and Series F preferred shares of SoFi, respectively, concurrently with a group of other investors. These transactions were approved by the independent, disinterested members of the Company's board and the audit committee of the board.

In April 2017, the Company disposed 5,719,986 preferred shares of SoFi for total net proceeds of $91,926, recording a realized gain amounting to $58,335.

(6)	In 2006, the Company entered into an agreement to make a loan of $167 to Liu Guolan, who is the mother-in-law of the Company’s CEO, for her investment into Beijing Hulian Shidai Telecom Technology Co., Ltd. (“Hulian Shidai”). The period of the loan is 10 years.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

During the years ended December 31, 2016, 2017 and 2018, the Company identified two reportable segments, namely Renren and Auto Group.  The Auto Group segment mostly includes the sales of automobile as well as used car financing provided to used car dealerships while the Renren segment mostly includes the Company's SaaS business.  The Company's SNS business, OPI and Online Gaming have been reclassified as discontinued operations.

	Year ended December 31, 2016			Year ended December 31, 2017			Year ended December 31, 2018
	Renren	Auto Group	Total	Renren	Auto Group	Total	Renren	Auto Group	Total

Net revenues	$18,097	29,384	47,481	21,931	152,693	174,624	19,122	479,076	498,198
Cost of revenues	(14,698)	(25,879)	(40,577)	(17,920)	(145,394)	(163,314)	(11,966)	(464,502)	(476,468)
Operating expenses	(35,344)	(25,536)	(60,880)	(58,543)	(30,456)	(88,999)	(66,847)	(68,285)	(135,132)
Operating loss	(31,945)	(22,031)	(53,976)	(54,532)	(23,157)	(77,689)	(59,691)	(53,711)	(113,402)
Net (loss) income from continuing operations	(39,060)	(24,054)	(63,114)	37,444	(28,695)	8,749	(69,285)	(89,532)	(158,817)
Net (loss) income from discontinued operations	(122,238)	-	(122,238)	(119,252)	-	(119,252)	223,298	-	223,298
Net (loss) income	(161,298)	(24,054)	(185,352)	(81,808)	(28,695)	(110,503)	154,013	(89,532)	64,481

The Company does not allocate assets to its current operating segments as management does not believe that allocating these assets is useful in evaluating these segments’ performance. Accordingly, the Company has not made disclosure of total assets by reportable segment.

The majority of the Company's revenue for the years ended December 31, 2016, 2017 and 2018 was generated from the PRC.

As of December 31, 2016, 2017 and 2018, respectively, substantially all of long-lived assets of the Company were located in the PRC.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

22.	NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per ordinary share for the years ended:

	Years ended December 31,
	2016	2017	2018
Net loss:
(Loss) income from continuing operations	$(63,114)	$8,749	$(158,817)
(Loss) income from discontinued operations, net of tax	(122,238)	(119,252)	223,298

Net (loss) income	(185,352)	(110, 503)	64,481
Add: net loss attributable to noncontrolling interest	-	76	8,059

Net (loss) income attributable to Renren Inc.	$(185,352)	$(110,427)	$72,540

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share-basic	1,022,664,396	1,028,537,406	1,036,421,063
Incremental weighted average ordinary shares from assumed exercise of stock options using the treasury stock method	4,512,567	1,199,533	59,384,854

Weighted average number of ordinary shares outstanding used in computing net income per ordinary share-diluted	1,027,176,963	1,029,736,939	1,095,805,917

Net (loss) income per ordinary share attributable to Renren Inc. shareholders - basic:
(Loss) income per ordinary share from continuing operations	$(0.06)	$0.01	$(0.15)
(Loss) income per ordinary share from discontinued operations	$(0.12)	$(0.12)	$0.22

Net (loss) income per ordinary share attributable to Renren Inc. shareholders - basic:	$(0.18)	$(0.11)	$0.07

Net (loss) income per ordinary share attributable to Renren Inc. shareholders - diluted:
(Loss) income per ordinary share from continuing operations	$(0.06)	$0.01	$(0.15)
(Loss) income per ordinary share from discontinued operations	$(0.12)	$(0.12)	$0.20

Net (loss) income per ordinary share attributable to Renren Inc. shareholders - diluted:	$(0.18)	$(0.11)	$0.07

For the years ended December 31, 2017 and 2018, 142,615,572 and 39,752,430 stock options and 9,668,727 and 6,286,947 nonvested shares were excluded from the calculation of diluted weighted average number of common shares, respectively, as their effect was anti-dilutive.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

23.	COMMITMENTS

(1)	Operating lease as lessee

The Company leases its facilities and offices under non-cancelable operating lease agreements. In addition, the Company pays telecommunications carriers and other service providers for telecommunications services and for hosting its servers at their internet data centers under non-cancelable agreements, which are treated as operating leases. These leases expire through 2027 and are renewable upon negotiation. Rental and bandwidth expenses under operating leases for 2016, 2017 and 2018 from continuing operations were $5,814, $5,793, and $8,269 respectively and from discontinued operations were $333, $133, and $48, respectively.

Future minimum lease payments under such non-cancellable leases as of December 31, 2018 are as follows:

2019	$5,735
2020	4,860
2021	1,840
2022	943
2023	332
2024 and thereafter	987

Total	$14,697

(2)	Future minimum principal payments related to the Company’s long-term debts as of December 31, 2018 are as follows:

2019	-
2020	35,000

Total	$35,000

(3)	Unconditional investment commitment

The Company was obligated to pay up to $1,736 and $nil for the acquisition of investments under various arrangements as of December 31, 2017 and 2018, respectively.

Contingencies

In August 2018, the Kaixin's Ji'nan Dealership received a notice from the local police regarding an investigation of the dealership’s premises. The Company believes the investigation is an isolated individual activity of the minority shareholder who holds 30% of the Ji’nan Dealership’s equity interest. Certain assets of the Ji’nan Dealership are not assessable pursuant to the investigation. In connection with these events, the Company determined that it is probable that it cannot enforce the realization of the inventory value and that suppliers to the Ji’nan Dealership are unable to fulfil the contract obligation by either delivering vehicles or returning money to the Company due to the ongoing investigation. As a result, the Company wrote off all inventory and advances to suppliers of the Ji’nan Dealership, which totalled US$5.7 million and US$16.1 million respectively during the year ended December 31, 2018. In addition, in November 2018, Kaixin agreed to transfer its equity interest in the Ji’nan Dealership and the related assets to an affiliate of the Company. Following the transfer, the Company closed the dealership. As a result of the above, the Company subsequently fully impaired the goodwill related to the Ji'nan Dealership. Refer to note 4. The Company does not believe that the above will have any other effect on its business or financial conditions.

Additionally, from time to time, the Company is subject to legal proceedings in the ordinary course of business. The Company does not believe that any currently pending legal or administrative proceeding to which the Company is a party will have a material effect on its business or financial condition.

24.	EMPLOYEE BENEFIT PLAN

Full time employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrues for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits from continuing operations were $6,051, $7,130 and $8,640 and from discontinued operations were $503, $399 and $178 for the years ended December 31, 2016, 2017 and 2018, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

25.	OTHER COMPREHENSIVE INCOME (LOSS)

Movement of accumulated other comprehensive income (loss) is as follow:

	Foreign	Unrealized
	currency	gain (loss) on
	translation	available-for-sale
	adjustments	investments	Total

Balance as of December 31, 2015	$1,490	$35,634	$37,124

Exchange difference	(10,994)	(19,247)	(30,241)

Balance as of December 31, 2016	$(9,504)	$16,387	$6,883

Exchange difference	9,585	648	10,233

Balance as of December 31, 2017	$81	$17,035	$17,116

Exchange difference	(5,770)	(17,035)	(22,805)

Balance as of December 31, 2018	$(5,689)	$-	$(5,689)

The change in the balance from December 31, 2017 includes $7,364 one-off cumulative-effect adjustment related to the adoption of ASU 2016-01 (See Note 2).

26.	STATUTORY RESERVE AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries and VIE entities located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries' or the affiliated PRC entities' discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of the Company's subsidiaries, the Company's affiliated PRC entities and their respective subsidiaries. The Company's subsidiaries and VIE entities are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2018, none of the Company's PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold, therefore they will continue to allocate at least 10% of their after-tax profits to the general reserve fund.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share data and per share data, or otherwise noted)

26.	STATUTORY RESERVE AND RESTRICTED NET ASSETS - continued

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Company's subsidiaries. The appropriation to these reserves by the Company's PRC subsidiaries was $nil, $nil and $nil for the years ended December 31, 2016, 2017 and 2018, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIE entities. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE entities in the Company not available for distribution was $435,999 and $352,535 as of December 31, 2017 and 2018, respectively.

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	As of December 31,
	2017	2018
ASSETS

Current assets:
Cash and cash equivalents	$97,697	$749
Prepaid expenses and other current assets	5,179	908
Amounts due from subsidiaries	1,144,420	493,231
Amounts due from related parties	-	93,880

Total current assets	1,247,296	588,768

Long-term investments	209,605	417

TOTAL ASSETS	$1,456,901	$589,185

LIABILITIES AND EQUITY

Current liabilities:
Long-term debt - current	52,604	-
Accrued expenses and other current liabilities	15,508	3,583
Amounts due to related party	-	27

Total current liabilities	68,112	3,610

Long-term liabilities	20,000	35,000
Other non-current liabilities	6,356	-
Deficit of investment in subsidiaries	687,629	403,110

TOTAL LIABILITIES	$782,097	$441,720

Equity:
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized, 726,549,453 and 737,222,448 shares issued and outstanding as of December 31, 2017 and 2018, respectively	727	737
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 305,388,450 and 305,388,450 shares issued and outstanding as of December 31, 2017 and 2018, respectively	305	305
Additional paid-in capital	1,303,117	709,137
Accumulated deficit	(646,461)	(557,025)
Accumulated other comprehensive income	17,116	(5,689)
Equity	674,804	147,465
TOTAL LIABILITIES AND EQUITY	$1,456,901	$589,185

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2016	2017	2018
Selling and marketing	$770	$598	$423
Research and development	1,363	1,092	1,035
General and administrative	25,477	33,519	25,536

Total operating expenses	27,610	35,209	26,994

Other income	307	1,385	924
Interest income	127	223	3,969
Interest expenses	(5,728)	(6,391)	(3,989)
(Loss) earnings in equity method investments	(3,968)	9,743	(1,415)
Gain on disposal of equity method investments	-	58,335	-
Gain on disposal of equity investments without readily determinable fair values	-	37,311	-
Gain on deconsolidation of the subsidiaries	-	-	182,441
Equity in loss of subsidiaries and variable interest entities	(148,480)	(175,824)	(82,396)

Net loss	$(185,352)	$(110,427)	$72,540

Other comprehensive (loss) income, net of tax:
Foreign currency translation	(10,994)	9,585	(5,770)
Net unrealized (loss) gain on available-for-sale investments, net of tax of $nil for the years ended December 31, 2016, 2017 and 2018, respectively	(18,518)	3,891	(9,671)
Non-controlling interest disposition	-	-	2,519
Transfer to statements of operations of realized gain on available-for-sale securities, net of tax of $nil for the years ended December 31, 2016, 2017 and 2018, respectively	(729)	(3,243)	(7,364)

Other comprehensive (loss) income	$(30,241)	$10,233	$(20,286)
Comprehensive (loss) income	$(215,593)	$(100,194)	$52,254

RENREN INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2016	2017	2018
Cash flows from operating activities:
Net (loss) income	$(185,352)	$(110,427)	$72,540
Equity in income of subsidiaries and variable interest entities	148,480	175,824	82,396
Share-based compensation expense	23,544	28,016	22,557
Gain on deconsolidation of subsidiaries	-	-	(182,441)
Gain on disposal of equity investments without readily determinable fair values	-	(37,311)	-
Exchange loss (gain) on offshore accounts	3	(1)	1
Loss (earnings) in equity method investment	3,968	(68,078)	1,415
Fair value change of liability-classified warrant	(105)	(195)	-

Changes in operating assets and liabilities:
Prepaid expenses and other current assets	107	(294)	(646)
Accrued expenses and other current liabilities	(1,689)	1,902	(11,925)
Other non-current liabilities	5,332	5,862	(58,960)
Increase in amounts due from subsidiaries	(65,055)	(27,710)	91,089

Net cash (used in) provided by operating activities	(70,767)	(32,412)	16,026

Cash flows from investing activities:
Restricted cash	15,370	-	-
Proceeds from principal return on SoFi Loan Note	5,879	-	-
Proceeds from sale of equity method investment	18,460	91,926	-
Proceeds from sale of equity investments without readily determinable fair values	-	32,726	4,585
Purchase of equity method investment	(1,000)	(500)	-
Cash disposed of from deconsolidation of subsidiaries	-	-	-

Net cash provided by investing activities	38,709	124,152	4,585

Cash flows from financing activities:
Proceeds from exercise of share options	1,430	262	1,107
Proceeds from borrowings	130,000	-	27,000
Cash distribution to shareholders related to acquisition of OPI	-	-	(133,665)
Repayment of borrowings	(100,000)	(10,000)	(12,000)
Proceeds from loan from a related party	10,692	-	-

Net cash provided by (used in) financing activities	42,122	(9,738)	(117,558)

Net increase (decrease) in cash and cash equivalents	10,064	82,002	(96,947)
Cash and cash equivalents at beginning of year	5,633	15,694	97,697
Effect of exchange rate changes	(3)	1	(1)
Cash and cash equivalents at end of year	$15,694	$97,697	$749

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

The condensed financial information is provided since the restricted net assets of the Company’s subsidiaries, VIEs and VIEs' subsidiaries were $352,535 over 25% of the consolidated net assets of the Company as of December 31, 2018.

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

