Form 20-F
period 2019-12-31
Renren Inc.
filed 2020-07-07
CIK 1509223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________________ to _____________

Commission file number: 001-35147

Renren Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

5/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People’s Republic of China
(Address of principal executive offices)

Yi Yang, Acting Chief Financial Officer
Telephone: +86 10-8448-1818
Email: ir@renren-inc.com
5/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 45 Class A ordinary shares	RENN	The New York Stock Exchange
Class A ordinary shares, par value US$0.001 per share*		The New York Stock Exchange

*	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares (“ADSs”).

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, 750,816,633 Class A ordinary shares, par value US$0.001 per share and 305,388,450 Class B ordinary shares, par value US$0.001 per share were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes☐ No ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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
Yes☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

INTRODUCTION

In this annual report, except where the context otherwise requires:

•	“ADSs” refers to our American depositary shares, each of which represents 45 Class A ordinary shares, par value US$0.001 per share. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the change in the number of ordinary shares represented by each ADS from 15 to 45 that became effective on January 9, 2020.

•	“Kaixin” refers to the entity that operates our used automobile business. Prior to April 30, 2019, “Kaixin” refers to Kaixin Auto Group, which was a wholly-owned subsidiary of Renren Inc. From April 30, 2019, “Kaixin” refers to Kaixin Auto Holdings, a company listed on the Nasdaq Stock Market. Kaixin Auto Holdings was formerly CM Seven Star Acquisition Corporation, a blank check company formed for the purpose of entering into a business combination with one or more businesses. Pursuant to a series of transactions that closed on April 30, 2019, Renren Inc. acquired a controlling interest in Kaixin Auto Holdings and Kaixin Auto Holdings acquired 100% ownership of Kaixin Auto Group. We refer to this series of transactions as the “Kaixin Offering.” See “Item 4. Information on the Company—A. History and Development of the Company—Kaixin Offering” for more information.

•	“Dealerships” are to Kaixin’s dealership businesses operated by special purpose holding companies in which Kaixin possesses majority ownership and voting control;

•	“Dealership Outlets” are to retail premises operated by Kaixin’s Dealerships;

•	“Kaixin Affiliated Network Dealers” are to dealers who provide automobile inventory to Kaixin’s Dealerships and which are marketed pursuant to profit-sharing arrangements with Kaixin;

•	The “PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Hong Kong, Macau and Taiwan.

•	“SaaS” refers to software as a service.

•	“Shares” or “ordinary shares” refer, collectively, to our Class A and Class B ordinary shares, par value US$0.001 per share. Except as otherwise indicated, all share and per share data in this annual report give retroactive effect to the ten-for-one share split that became effective on March 25, 2011.

•	“We,” “us,” “our company,” and “our” refer to Renren Inc. and its subsidiaries, its consolidated affiliated entities, and subsidiaries of its consolidated affiliated entities.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

The recent outbreak of COVID-19 significantly hindered our ability to file this annual report by the original due date. Starting from early 2020, the Chinese government took a number of actions to attempt to contain the spread of COVID-19, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of being infected with COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities. We took a series of measures in response to the outbreak to protect our employees, including temporarily closing offices and dealerships, facilitating remote working arrangements for our employees and cancelling business meetings and travel. These measures reduced our ability to gather information from our dealerships and other offices and to organize such information for the use of our finance staff and outside advisors. As a result, the preparation of this annual report was delayed. In filing this annual report on Form 20-F after the original due date of April 30, 2020, we relied on an order issued by the U.S. Securities and Exchange Commission under Section 36 of the Securities Exchange Act of 1934 on March 4, 2020, as amended on March 25, 2020, providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the outbreak of COVID-19. However, we were unable to complete the filing by the extended deadline.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues and certain cost and expense items;

•	the expected growth of the used automobile business in China;

•	our expectations regarding our SaaS businesses and our other operations in the United States;

•	our expectations regarding demand for and market acceptance of our services;

•	changes in technology affecting our business, and our company’s responses to these changes;

•	our expectations regarding our relationships with distributors, customers, suppliers, strategic partners and other stakeholders;

•	competition in our industry in China; and

•	relevant government policies and regulations relating to our industry.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.         Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of operations data (other than ADS data) for the three years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2015 and 2016 and our selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report, except for our online games business, which we ceased to control on March 31, 2016, Oak Pacific Investment, our wholly-owned subsidiary, which we ceased to control on June 22, 2018 and renren.com, our social network platform, which we ceased to control on December 28, 2018, all of which have been classified as discontinued operations.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5—Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Due to the retrospective adjustments, our results of operations for the year ended December 31, 2015, 2016 and 2017 and financial position as of December 31, 2015, 2016 and 2017 are not directly comparable to the financial data reported in our previously filed annual reports as of December 31, 2015, 2016 and 2017.

Our historical results do not necessarily indicate results expected for any future periods.

	Years ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of US$, except for share, per share and per ADS data)
Summary Consolidated Statements of Operations Data:
Revenue	$30,903	$47,481	$174,624	$498,198	$349,783
Cost of revenues	26,792	40,577	163,314	476,468	346,893
Gross profit	4,111	6,904	11,310	21,730	2,890
Operating expenses (income) (1):
Selling and marketing	23,576	13,932	20,070	34,562	25,142
Research and development	13,012	7,542	17,435	26,349	26,148
General and administrative	45,117	39,406	51,494	71,094	46,651
Provision of amount due from a related party	—	—	—	—	12,408
Impairment of goodwill	—	—	—	29,055	83,379
Gain on disposal of property and equipment	—	—	—	(25,928)	—
Total operating expenses	81,705	60,880	88,999	135,132	193,728
Loss from operations	77,594	53,976	77,689	113,402	190,838
Other (expenses) income	(953)	8,336	2,656	(2,014)	2,363
Fair value change (loss) gain of contingent consideration	—	—	(2,601)	(29,604)	86,256
Impairment of long-term investments	—	(1,484)	—	—	(2,000)
Interest income	1,728	832	1,988	5,760	8,837
Interest expense	(1,075)	(7,107)	(4,322)	(5,103)	(4,623)
Realized gain (loss) on short-term investments	3,211	595	(100)	—	9
Realized gain (loss) on disposal of long-term investments	—	—	37,311	(2,141)	—

	Years ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of US$, except for share, per share and per ADS data)
Loss before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of tax	(74,682)	(52,804)	(42,757)	(146,504)	(99,996)
Income tax expenses	(4,066)	(2,470)	(4,479)	(9,850)	(24)
Loss before earnings (loss) in equity method investments and noncontrolling interest, net of tax	(78,748)	(55,274)	(47,236)	(156,354)	(100,020)
Earnings (loss) in equity method investments, net of tax	4,549	(7,840)	55,985	(2,463)	(7,464)
Income (loss) from continuing operations	(74,199)	(63,114)	8,749	(158,817)	(107,484)
Loss from the operations of the discontinued operations, net of tax expenses	(147,458)	(130,548)	(119,252)	(18,799)	—
Gain on deconsolidation of the subsidiaries, net of tax	—	8,310	—	242,097	—
(Loss) income from discontinued operations, net of tax expenses	(147,458)	(122,238)	(119,252)	223,298	—
Net (loss) income	(221,657)	(185,352)	(110,503)	64,481	(107,484)
Net loss attributable to the noncontrolling interest	1,529	—	76	8,059	56,391
Net (loss) income from continuing operations attributable to Renren Inc.	(72,670)	(63,114)	8,825	(150,758)	(51,093)
Net (loss) income from discontinued operations attributable to Renren Inc.	(147,458)	(122,238)	(119,252)	223,298	—
Net (loss) income attributable to Renren Inc.	$(220,128)	$(185,352)	$(110,427)	$72,540	$(51,093)
Net (loss) income per share:
Net (loss) income per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.07)	$(0.06)	$0.01	$(0.15)	$(0.05)
Diluted	$(0.07)	$(0.06)	$0.01	$(0.15)	$(0.05)
Net (loss) income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	$(0.14)	$(0.12)	$(0.12)	$0.22	$—
Diluted	$(0.14)	$(0.12)	$(0.12)	$0.20	$—
Net (loss) income per share attributable to Renren Inc. shareholders:
Basic	$(0.22)	$(0.18)	$(0.11)	$0.07	$(0.05)
Diluted	$(0.22)	$(0.18)	$(0.11)	$0.07	$(0.05)
Net (loss) income attributable to Renren Inc. shareholders per ADS(2):
Basic	$(9.72)	$(8.16)	$(4.83)	$3.15	$(2.19)
Diluted	$(9.72)	$(8.16)	$(4.83)	$3.15	$(2.19)
Weighted average number of shares used in calculating net (loss) income per ordinary
Basic	1,019,378,556	1,022,664,396	1,028,537,406	1,036,421,063	1,049,024,096
Diluted	1,019,378,556	1,022,664,396	1,029,736,939	1,036,421,063	1,049,024,096
Weighted average number of shares used in calculating net (loss) income per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,019,378,556	1,022,664,396	1,028,537,406	1,036,421,063	—
Diluted	1,027,236,202	1,022,664,396	1,028,537,406	1,095,805,917	—

(1)	Including share-based compensation expenses as set forth below:

	Years ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of US$)
Allocation of Share-based Compensation Expenses:
Selling and marketing	243	770	598	1,927	1,182
Research and development	781	1,363	1,092	1,142	1,324
General and administrative	25,481	21,411	26,326	28,534	9,778
	26,505	23,544	28,016	31,603	12,284
Expenses from the discontinued operations	1,736	—	—	—	—
Total share-based compensation expenses	$28,241	$23,544	$28,016	$31,603	$12,284

(2)	Each ADS represents 45 Class A ordinary shares.

	As of December 31,
	2015	2016	2017	2018	2019
	(in thousands of US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$56,226	$79,370	$125,199	$15,333	$4,473
Restricted cash	122,316	30,390	47,253	5,818	13,091
Short term investments	2,619	410	—	—	1,436
Accounts receivable, net	4,044	4,702	6,098	2,584	649
Financing receivable, net	144,457	301,773	125,478	3,486	—
Total current assets	403,938	450,813	468,005	156,762	72,772
Total assets	1,267,833	1,176,844	1,194,164	437,193	226,211
Total current liabilities	208,751	270,223	370,547	127,514	98,170
Total liabilities	338,445	438,378	485,418	256,255	100,978
Total equity	$929,388	$738,466	$708,746	$180,938	$125,233

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

Risks Related to Our Business and Industry

We have a history of losses from operations and negative cash flows from operating activities, which may continue in the future.

We have made significant changes to our business scope in recent years. The portfolio of services we offer has evolved from social networking services, or SNS, historically the core of our company’s business, to include a used automobile business, a SaaS business and other new initiatives. We have also disposed of existing businesses in order to focus on new business opportunities. In the year ended December 31, 2019, 95.7% of our revenues were derived from our used automobile sales business. However, our new businesses are not yet profitable, and they may never become profitable.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2019, we had net current liabilities (current assets less current liabilities) of US$25.4 million, and an accumulated deficit of US$614.8 million. For the year ended December 31, 2019, we incurred loss from operations amounting to US$107.5 million and negative cashflows from operating activities of US$34.2 million. As of June 30, 2020, we were in default on short-term debt of US$0.7 million. Our ability to continue as a going concern is dependent on our ability to generate cash flows from operations, and our ability to arrange adequate financing arrangements. These factors raise substantial doubt about our ability to continue as a going concern.

We have incurred net losses and negative cash flows from operating activities in the past and we may not be able to achieve or maintain profitability or positive cash flow in the future. Our total revenues increased from US$174.6 million in 2017 to US$498.2 million in 2018 and decreased to US$349.8 million in 2019, and income from continuing operations fluctuated from income of US$8.7 million in 2017 to losses of US$158.8 million in 2018 and US$107.5 million in 2019. We had negative cash flow from operating activities of US$115.0 million in 2017, US$60.2 million in 2018, and US$34.2 million in 2019.

Kaixin, the entity which operates our used automobile sales business, has not been profitable since its inception. Kaixin incurred net losses of US$28.7 million, US$89.5 million and US$69.1 million in 2017, 2018 and 2019, respectively. Furthermore, as a public company, Kaixin incurs significant legal, accounting and other expenses that Kaixin did not incur as a subsidiary of a listed company. As a result of these increased expenditures, Kaixin will have to generate and sustain increased revenues to achieve and maintain profitability. Kaixin generated 95.7% of our revenues in the year ended December 31, 2019, and any risks that would affect Kaixin’s business would also affect our financial condition and results of operations.

We expect that Kaixin will continue to incur losses at least in the near term as Kaixin invests in and strives to grow its business. Kaixin may also incur significant losses in the future for a number of reasons, including possible changes in general economic conditions and regulatory environment, slowing demand for used cars and related products and services, increasing competition, and weakness in the automotive retail industry generally, as well as other risks described in this annual report, and Kaixin may encounter unforeseen expenses, difficulties, complications and delays in generating revenues or profitability. Kaixin’s revenue has declined from 2018 to 2019, and if this trend continues, Kaixin may not be able to reduce costs in a timely manner. In addition, if Kaixin reduces variable costs to respond to losses, this may limit its ability to acquire customers and grow its revenues. Accordingly, Kaixin may not achieve or maintain profitability and may continue to incur significant losses in the future.

Expansion into new businesses may present operating and marketing challenges that are different from those that we currently encounter, and we cannot assure you that our new business initiatives will be successful enough to justify the time, effort and resources that we devote to them. If our used automobile business does not continue to grow as rapidly as we hope or if we cannot control costs effectively as the business grows, we may not be able to achieve profitability or positive cash flow on a consistent basis, which may impact our business growth and adversely affect our financial condition and results of operations.

Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. Automobile sales in China fell by 79% year-over-year in the month of February, at the height of the restrictions. We closed all of our Dealership Outlets for and postponed the normal return to work of our employees after the Chinese New Year holiday. While the disruption of our operations was temporary, the duration of the business disruption, reduced manufacturing capacity and related financial impact materially affected our results of operations for the fiscal quarter ended March 31, 2020 and may continue to affect our results of operations for the full fiscal year ending December 31, 2020. Although many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Our business and financial performance have been materially adversely affected by the outbreak of COVID-19 in China since the beginning of 2020, and this is likely to continue throughout the current year, if not longer.

We have a limited operating history in the automobile sales business. Our historical financial and operating performance may not be indicative of, or comparable to, our future prospects and results of operations.

Although we formed Kaixin in 2011, it has changed its business model significantly since its initial launch. Kaixin began as primarily an internet-based financing business and, by the time of the Kaixin Offering, it had developed into a used car retailer with strong online and offline presence.

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

Additionally, we have limited experience in most aspects of Kaixin’s business operations, including online/offline auto sales operations, financing facilitation and other value-added services and the development of long-term relationships with platform participants, such as dealers, financial institutions and car buyers. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including achieving market acceptance of Kaixin’s platform, attracting and retaining customers, expanding Kaixin’s partnerships and the scope of its platform, increasing competition, and increasing expenses as Kaixin continues to grow its business. We cannot assure you that we will be successful in addressing these and other challenges we may face in the future, and if we do not manage these risks successfully, our business may be adversely affected. In addition, we may not achieve sufficient revenues or maintain positive cash flow from operations or profitability in any given period. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

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

Kaixin, the entity which operates our used automobile sales business, was responsible for 95.7% of our revenues in 2019, and is likely to remain responsible for the vast majority of our revenues for the foreseeable future. Pursuant to a series of transactions that closed on April 30, 2019, our equity interest in Kaixin was reduced below 100%. We refer to this series of transactions as the “Kaixin Offering.” As of May 31, 2020, we hold 69% of the issued and outstanding voting shares of Kaixin, not including shares that are held in escrow and the earnout shares. See “Item 4. Information on the Company—A. History and Development of the Company—Kaixin Offering” for more information on our shareholding in Kaixin, which is subject to earnout provisions and other contingencies.

Shareholder Value Fund was initial public offering sponsor of CM Seven Star, and was the largest shareholder of CM Seven Star before Kaixin Offering in April 30, 2019. As of May 31, 2020, Shareholder Value Fund remains as Kaixin’s major shareholder. On June 10, 2020, Kaixin entered into a subscription agreement with Shareholder Value Fund, pursuant to which Kaixin will issue to Shareholder Value Fund 4,213,629 ordinary shares of Kaixin at closing in exchange for the cancellation of the loans and payments payable to shareholder Value Fund by Kaixin. The shares were issued on July 6, 2020, and our equity interest in Kaixin was reduced to 62%, not including shares that are held in escrow and the earnout shares, assuming no other changes have occurred to Kaixin’s shareholding structure.

Furthermore, under the equity purchase agreements pursuant to which Kaixin has acquired majority control of its dealerships, Kaixin is obligated to make certain payments of its ordinary shares over a six-year period to sellers who have retained a minority interest in the special purpose holding entity of those dealerships. In connection with the Kaixin Offering, Renren has agreed to bear the obligation to make these payments and indemnify Kaixin for related liabilities. As of December 31, 2019, our minimum payment obligation is 4.2 million Kaixin ordinary shares and we carried short-term and long-term contingent consideration with a fair value amounting to US$1.0 million. Upon the transfer of the minimum shares, our equity interest in Kaixin will be further reduced to 51%, not including shares that are held in escrow and the earnout shares, assuming no other changes to Kaixin’s shareholding structure. The transfer of Kaixin ordinary shares by Renren to these minority owners of these special purpose holding entities in satisfaction of this contingent consideration would further reduce our equity interest in Kaixin. Kaixin may enter into similar agreements in the future with owners of dealerships in connection with the expansion of its business, which could further reduce our ownership interest in Kaixin. For additional information, please see “Item 4.B—Business Overview—Certain Legal Arrangements—Legal Arrangements with Dealerships” and note 5 to the accompanying financial statements.

Kaixin has reserved approximately 4.7 million ordinary shares for issuance under its equity incentive plan. If the currently outstanding grants plus any future grants permitted under this equity incentive plan were exercised, our equity interest in Kaixin would be further reduced to 46%, including shares that are held in escrow and the earnout shares, assuming no other changes to Kaixin’s shareholding structure.

Kaixin assumed 11,957,008 warrants with exercise price of each warrant at $11.50. Of these, 263,863 were initially issued as private warrants which are non-redeemable as long as they continue to be held by the initial purchasers or their permitted transferees, with the rest warrants being redeemable. The warrants became exercisable upon the completion of the Kaixin Offering.

Under the terms of the business combination agreement, Renren is entitled to receive up to an additional 19.5 million ordinary shares of Kaixin depending on Kaixin’s financial performance for the years ended 2019 and 2020, and Kaixin’s share price. However, there is no guarantee that Renren will receive any of these shares.

If Kaixin engages in additional capital raising transactions, our ownership interest may be further reduced. The more that our ownership interest in Kaixin is reduced, the less that holders of Renren ordinary shares and Renren ADSs may benefit from any growth in Kaixin. If we continue to consolidate Kaixin, net income attributable to Renren Inc. would be reduced as our ownership interest in Kaixin is reduced, and if our ownership interest in Kaixin is reduced to the point where we would no longer continue to consolidate Kaixin in our financial statements, we would only recognize our share of the net income of Kaixin’s operations.

Kaixin may not be able to reverse the recent decline in its revenues.

Kaixin’s revenues grew from US$116.6 million in 2017 to US$479.1 million in 2018 but then fell to US$334.7 million in 2019. Even if Kaixin’s revenues increase in the future, its rate of growth may never match the rate of growth it experienced in the past. Kaixin will not be able to grow as fast or at all if it does not:

•	increase the number of users on its mobile apps and websites and increase the number of customers of its used auto sales business;

•	further improve the quality of its product and service offerings, features and complementary products and services, and introduce high-quality new products, services and features;

•	introduce additional third-party products and services; or

•	acquire sufficient appropriate inventory at an attractive cost and high quality to meet the increasing demand for its vehicles.

There can be no assurance that Kaixin will meet these objectives. Kaixin expects to continue to expend substantial financial and other resources on:

•	marketing and advertising;

•	expansion of its vehicle inventory; and

•	general administration, including legal, accounting and other compliance expenses.

Kaixin’s business is relatively new and has operated at substantial scale for only a limited period of time. Given this limited history, it is difficult to predict whether we will be able to maintain or grow Kaixin’s business. We also expect that Kaixin’s business will evolve in ways that may be difficult to predict. For example, over time the investments intended to drive new customer traffic to its website may be less productive than expected. In the event of this or any other adverse developments, our continued success will depend on our ability to successfully adjust Kaixin’s strategy to meet changing market dynamics. If we are unable to do so, our business could be harmed and our results of operations and financial condition could be materially and adversely affected. See also “—Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.”

Kaixin’s Dealerships conduct many aspects of its business, and Kaixin faces risks associated with its Dealerships, their employees and other personnel.

Kaixin relies on its Dealerships to conduct significant aspects of its business. As of December 31, 2019, Kaixin had 14 Dealerships. Kaixin’s control over its Dealerships may not be as effective as if Kaixin fully owned these partners’ businesses, which could potentially make it difficult for Kaixin to manage them.

Kaixin’s Dealerships and their employees directly interact with consumers, other dealerships and other platform participants, and their performance directly affects Kaixin’s reputation and brand image. If Kaixin’s service personnel or those of its dealerships fail to satisfy the needs of consumers, respond effectively to their complaints, or provide services to their satisfaction, its reputation and the loyalty of its customers could be negatively affected. As a result, Kaixin may lose customers or experience a decrease in business volume, which could have a material adverse effect on its business, financial condition and results of operations. Kaixin does not directly supervise the services provided by its dealerships and their personnel and may not be able to successfully maintain and improve the quality of their services. Dealerships may also fail to implement sufficient control over their sales, maintenance and other personnel. In addition, Kaixin has developed an affiliated network dealer model pursuant to which Kaixin sources and markets used cars in its Dealerships under profit-sharing arrangements with third parties who provide these vehicles to it. Kaixin has little control over the actions of these dealers, which we refer to as Kaixin Affiliated Network Dealers in this annual report, and their failure to comply with laws or ethical business practices may harm Kaixin’s reputation or results of operations. As a result of the conduct of Dealerships or Kaixin Affiliated Network Dealers, Kaixin may suffer financial losses, incur liabilities and suffer reputational damage. In addition, while violation of laws and regulations by dealerships and Kaixin Affiliated Network Dealers has not led to any material claims against Kaixin in the past, there can be no assurance that such a claim will not arise in the future which may harm Kaixin’s brand or reputation or have other adverse impacts.

In August 2018, a notice from the Shandong Luokou police bureau was placed at the location of our Ji’nan dealership. This notice stated that there is an ongoing investigation concerning the dealership premises, and relevant persons must cooperate with the investigation. We understand that the investigation concerns an individual who holds 30% of the Ji’nan dealership’s equity interests, and not the Ji’nan dealership itself. However, because of the co-location of certain business and assets by the Ji’nan dealership and its 30% minority shareholder, further, we have determined that it is more likely than not that we cannot enforce the realization of inventory value and that suppliers to the Ji’nan dealership are unable to fulfill their contract obligations by either delivering vehicles or returning money to Kaixin due to the ongoing investigation, Kaixin had written off all inventory and advances to suppliers of the Ji’nan dealership, which totaled US$5.7 million and US$16.1 million respectively in 2018. This dealership has ceased operations pending the resolution of the legal proceedings and the 14 dealerships in Kaixin’s network do not include the Ji’nan dealership. Kaixin transferred the equity interests in the Ji’nan dealership and the related assets to a wholly-owned subsidiary of our company in December 2018. In addition, government proceedings and litigation, as well as negative publicity surrounding this incident, could divert management attention and adversely affect our operating results.

In 2019, due to disagreements with certain non-controlling shareholders of Kaixin on operational matters, some non-controlling shareholders illegally detained Kaixin’s inventories in its Dealerships and significant uncertainty arises on the realizability and collectability of the prepayments to purchase used cars for these Dealerships and amounts due from these non-controlling shareholders. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information.

Further, suspension or termination of a Dealership’s or a Dealership Outlet’s services in a particular geographic area may cause interruption to or failure in Kaixin’s services in the corresponding geographic area. A Dealership operator may suspend or terminate his or her services or cooperation with Kaixin for various reasons, many of which are outside Kaixin’s control. For example, due to the intense competition in its industry, existing Dealerships may choose to discontinue their cooperation with Kaixin and work with its competitors instead. Kaixin may not be able to promptly replace its Dealerships or find alternative ways serve their geographic areas in a timely, reliable and cost-effective manner, or at all. As a result of any service disruptions associated with dealerships, customer satisfaction, brand, reputation, operations and financial performance may be materially and adversely affected.

Kaixin may not be able to successfully expand or maintain its network of Dealerships.

As of December 31, 2019, Kaixin had a network of 14 Dealerships. Kaixin has not expanded its network since May 2018. Kaixin’s Dealership network is a foundation of its platform, and Kaixin relies on its Dealerships in providing services to car buyers and financial institutions. Kaixin plans to expand its Dealership network as its business grows. As China is a large and diverse market, business practices and demands may vary significantly by region and Kaixin’s experience in the markets in which it currently operates may not be applicable in other parts of China. As a result, Kaixin may not be able to leverage its experience to expand its Dealership network into other parts of China. Furthermore, Kaixin’s efforts to expand into new geographical markets and attract new dealers to its platform may impose considerable burden on its sales, marketing and general managerial resources. If Kaixin is unable to manage its expansion efforts effectively, if Kaixin’s expansion efforts take longer than planned or if costs for these efforts exceed Kaixin’s expectations, our results of operations may be materially and adversely affected.

Further, Kaixin may have difficulty managing its relationships with its Dealership operators once they have earned the share payouts to which they are entitled to. Pursuant to Kaixin’s equity purchase agreements with Dealership operators, they are entitled to payment of consideration in Kaixin’s ordinary shares based on the Dealerships’ performance over five 12-month performance benchmark periods. Following the completion of these performance benchmark periods, Kaixin may need to enter into new arrangements with its dealership operators in order to strengthen its relationships with them and incentivize their performance or begin to directly operate its Dealerships, notwithstanding Kaixin’s ownership and operational control over its Dealerships. For additional information, please see “Item 4. Information on the Company—B. Business Overview—Certain Legal Arrangements—Legal Arrangements with Dealerships.”

Renren is obligated to make future issuances of Kaixin’s ordinary shares held by Renren to the partners who operate its Dealerships.

Pursuant to Kaixin’s equity purchase agreements with the original sellers of its Dealerships, Kaixin was obligated to make certain payments of its ordinary shares to such sellers, who have retained a minority interest in the special purpose holding entity of its Dealerships. In connection with our Kaixin Offering, we have agreed to bear the obligation with respect to the contingent share consideration due to Dealership operators and indemnify Kaixin for related liabilities.

As of December 31, 2019, we carried short-term and long-term contingent consideration with a fair value amounting to US$0.2 million and US$0.8 million, respectively. Our minimum payment obligation is 4.2 million Kaixin ordinary shares. Kaixin may enter into similar agreements in the future in connection with the expansion of its business, which could result in dilution to Kaixin’s ordinary shareholders. For additional information, please see “Item 4. Information on the Company—B. Business Overview—Certain Legal Arrangements—Legal Arrangements with Dealerships Partners.”

Other dealers with which Kaixin’s Dealerships may in the future collaborate could take actions that could harm Kaixin’s business and that of its Dealerships.

Although Kaixin currently owns all existing Dealership Outlets and no such arrangements have been entered into to date, Kaixin may in the future permit Dealership operators to develop and operate other Dealership Outlets in their defined geographic areas in collaboration with other unrelated third parties. In such event, certain Dealership operators may elect to cooperate with third parties to develop and operate Dealership Outlets in the geographic area covered by the relevant agreement. Although Kaixin’s existing Dealership agreements contractually obligate Dealerships to operate in accordance with specified standards, including synchronization of their operations with the wider Kaixin platform and integration with its Dealer SaaS system. However, Kaixin may not be a party to any agreements between its Dealership operators and their third-party partners. As a result, Kaixin would be dependent upon Dealership operators to enforce these standards with respect to these additional dealerships and more broadly, to ensure their success. As a result, Kaixin would depend on the Dealership operators for the ultimate success and quality of any additional location. If any such additional Dealership Outlets are not successfully operated in a manner consistent with standards required by Kaixin, their performance, the performance of its Dealerships and ultimately, the performance of Kaixin could be adversely affected and Kaixin’s brand image and reputation may be harmed, which could materially and adversely affect Kaixin’s business and operating results.

Any difficulties in identifying, consummating and integrating acquisitions, investments or alliances may expose Kaixin to potential risks and have an adverse effect on its business, results of operations or financial condition.

Kaixin has in the past made and may in the future seek to make acquisitions and investments and enter into strategic alliances to further expand its business. If presented with appropriate opportunities, Kaixin may acquire additional businesses, services, resources, or assets, including auto dealerships, that are accretive to its core business. There can be no assurance that Kaixin will always be able to complete such acquisitions successfully or on terms acceptable to it. Integration of acquired entities or assets into its business may not be successful and may prevent Kaixin from expanding into new services, customer segments or operating locations. This could significantly affect the expected benefits of these acquisitions. Moreover, the integration of any acquired entities or assets into Kaixin’s operations could require significant attention from its management. The diversion of the attention of Kaixin’s management and any difficulties encountered in any integration process could have an adverse effect on its ability to manage its business.

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

Kaixin offers a wide selection of premium used cars for sale at its Dealerships. Kaixin has implemented high standards for the used car inventory it offers for sale and only offers for sale vehicles that pass its thorough inspection process consisting of over 140 steps. Kaixin does not offer for sale vehicles in poor condition or vehicles with a history of accidents, water or fire damage, extensive mileage or other unacceptable attributes. However, there can be no assurance that these inspections and other measures will be effective, and there is a risk that the vehicles offered for sale on Kaixin’s platform could have defects. As a result, Kaixin and its Dealerships are exposed to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against Kaixin or its Dealerships as a result of the sale of such products.

In addition, Kaixin has developed an affiliated network dealer model pursuant to which Kaixin sources and markets used cars at Dealerships under profit-sharing arrangements with third parties who provide these vehicles. Although Kaixin screens and recondition these vehicles according to the same procedures that Kaixin applies to its other used vehicles, Kaixin may have less control of the inventory sourced through this model and faces risks related to the activities of Kaixin Affiliated Network Dealers with whom it cooperates. Any defects in the used or new cars Kaixin offers for sale, whether or not they are actually sold to customers, could have a material and adverse impact on Kaixin’s reputation, results of operation and financial condition.

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

Kaixin’s success also depends upon the continued contributions of its Dealerships and its regional and corporate management teams. Consequently, the loss of the services of any of key personnel could have a material adverse effect on Kaixin’s business, sales and results of operations. In addition, an inability to build its management bench strength to support growth could have a material adverse effect on Kaixin’s business, sales and results of operations.

Kaixin relies on a limited number of financial institutions to fund the consumer auto financing transactions it facilitates, and any adverse change in its relationships with such financial institutions may materially and adversely impact Kaixin’s business and results of operations.

Kaixin relies on a limited number of financial institutions to fund financing transactions to car buyers. Loans from Ping An Bank accounted for a majority of the loans it facilitated to consumers through Kaixin’s consumer auto loan financing facilitation business in 2019. Kaixin’s cooperation agreement with Ping An Bank expired on June 30, 2020, and there is no current plan to renew the agreement in the near term. Kaixin has also entered into an agreement with another major financing partner and anticipates that financing from it will comprise a substantial proportion of the financing facilitated by Kaixin’s platform in the future. The availability of funding from financial institutions depends on many factors, some of which are out of Kaixin’s control. Customers who enter into financing arrangements may fail to effectively pledge their purchased cars as collateral in connection with the financing arrangements. In addition, delinquencies by Kaixin’s customers may also cause financing partners to limit or terminate their relationships with it. For further information as to Kaixin’s arrangements with these financial institutions, see “Item 4. Information on the Company—B. Business Overview—Certain Legal Arrangements—Legal Arrangements with Financial Institutions.” There can be no assurance that Kaixin will be able to rely on such funding arrangements in the future or that it would be able to replace its financing partners in the event they cease their relationship with it. Although Kaixin continues to identify new financial institutions to collaborate with, there can be no assurance that Kaixin will be able to diversify the financial institutions it collaborates with in the future. Given Kaixin’s current dependence on relatively small number of financial institutions, if its relationship with any such institution or their channel partners deteriorates, if any such financial institution determines not to collaborate with Kaixin or limits the funding that is available for financing transactions facilitated by Kaixin, or if any such financial institution encounters liquidity issues in general, Kaixin’s business and financial condition and our results of operations may be materially and adversely affected.

Further, financing institutions that Kaixin works with can significantly influence the terms of Kaixin’s consumer auto finance loans, including the interest rates, term and collateral provisions, and Kaixin has little influence over these terms. In order to maintain and foster its cooperation with these financing institutions, Kaixin may have to accommodate demands that they may impose on it in the future. Such demands and requirements may increase costs to Kaixin, weaken its connection with customers, or even be disruptive to its existing auto loan financing facilitation business. In addition, financing institutions that Kaixin works with also cooperate with certain of Kaixin’s competitors and, as a result, may have interests which are adverse or in conflict with Kaixin’s, which could harm Kaixin’s business and materially and adversely affect our results of operations.

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

Kaixin has historically relied on us to support its operations, the expansion of its Dealerships and the growth of its business, as well as certain third party financing sources, including financial institutions. As Kaixin intends to continue to make investments to support the growth of its business, it may require additional capital to pursue its business objectives and respond to business opportunities, challenges or unforeseen circumstances, including increasing the number of cars it sells, developing new solutions and services, increasing its sales and marketing expenditures to improve brand awareness and engage car buyers through expanded online channels, enhancing Kaixin’s operating infrastructure and acquiring complementary businesses and technologies. However, additional funds may not be available when Kaixin needs them, on terms that are acceptable to it, or at all.

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

We have significant credit exposure to a related party.

Approximately 40.6% of our total assets as of December 31, 2019 is comprised of a note that was issued to Renren by Oak Pacific Investment in June 2018. The principal amount of the note was US$90,000,000, the interest rate was 8% per year, and the term was the earlier of five years and the date upon which Oak Pacific Investment and its subsidiaries no longer hold any shares of Social Finance Inc. In March 2019, the interest rate was increased to 8.5% per year in connection with a refinancing of Oak Pacific Investment’s debt obligations. Oak Pacific Investment prepaid US$10 million to our company in December 2019 and another US$4 million to our company in March 2020. The amount owed to us under the note is approximately US$90.3 million as of April 30, 2020. This note is junior to certain other notes issued by Oak Pacific Investment.

Oak Pacific Investment was formerly our wholly-owned subsidiary and is now a privately held company. Our chief executive officer Joseph Chen and our chief operating officer James Jian Liu each hold the same position in Oak Pacific Investment. Mr. Chen is also the second largest shareholder in Oak Pacific Investment. Oak Pacific Investment holds a large portfolio of shares in a variety of early-stage and late-stage pre-IPO companies that we had previously owned and managed. In June 2018, we disposed of Oak Pacific Investment in a series of transactions. See “Item 4. Information on the Company—A. History and Development of the Company—The OPI Transaction” for more information.

If Oak Pacific Investment is unable to repay the note when it comes due, our financial position will be materially adversely affected.

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

Retail Competition. Some of Kaixin’s competitors have announced plans for rapid expansion, including into markets where Kaixin operates, and some of them have begun to execute those plans. If Kaixin fails to respond effectively to its retail competitors, it could have a material adverse effect on Kaixin’s business, sales and results of operations.

Online Sales and Facilitation. Although mobile apps and online marketing are important to Kaixin’s own business model, Kaixin’s competitors’ increasing use of the internet to market, buy and sell used vehicles and to provide vehicle financing could have a material adverse effect on Kaixin’s sales and results of operations. Emerging competitors using online focused business models, both for direct sales and consumer-to-consumer facilitation, could materially impact Kaixin’s current business model. The online availability of used vehicle information from other sources, including pricing information, could make it more difficult for Kaixin to differentiate its offerings from competitors’ offerings, could result in lower-than-expected retail margins, and could have a material adverse effect on Kaixin’s business, sales and results of operations. In addition, Kaixin’s competitive standing is affected by companies, including search engines and online classified sites, that are not direct competitors but that may direct online traffic to the websites of competing automotive retailers. The increasing activities of these companies could make it more difficult for Kaixin to attract users to its mobile app. These companies could also make it more difficult for Kaixin to otherwise market its vehicles online.

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

The automotive retail market, including the consumer automotive finance market, in the PRC is highly dynamic and is at an early stage of development. While it has undergone significant growth in the past few years, there is no assurance that it can continue to grow as rapidly. As part of its business, Kaixin offers retail auto sales of premium used vehicles, financing, including consumer loans provided by its financing partners, automobile insurance providers and value-added services to various participants in the automotive transaction value chain, including dealers, financial institutions, car buyers, service providers and other industry participants. Helping more industry participants to recognize the value of Kaixin’s services in a rapidly evolving market is critical to increasing the number and amount of used cars and other transactions Kaixin completes and to the success of its business.

You should consider Kaixin’s business and prospects in light of the risks and challenges it encounters or may encounter given the rapidly evolving market in which it operates and its limited operating history. These risks and challenges include Kaixin’s ability to, among other things:

•	source, market and sell used and new automobiles in substantial volumes and on favorable terms;

•	effectively manage and expand its network of Dealerships;

•	facilitate automotive financing to a growing number of car buyers;

•	maintain and enhance its relationships and business collaboration with dealers, financial institutions and other platform participants;

•	charge competitive service fees to platform participants while driving the growth and profitability of its business;

•	improve its operational efficiency;

•	attract, retain and motivate talented employees, particularly sales and marketing and technology personnel to support its business growth;

•	adapt to technological change, such as the development of autonomous vehicles, new products and services, new business models and new methods of travel;

•	enhance its technology infrastructure to support the growth of its business and maintain the security of its system and the confidentiality of the information provided and collected across its system;

•	navigate economic conditions and fluctuations;

•	implement its business strategies, including the offering of new services; and

•	defend itself against legal and regulatory actions, such as actions involving intellectual property or data privacy claims.

If Kaixin is unable to adapt to any of these factors in its rapidly evolving market, its business and performance and our results of operations could suffer.

Kaixin’s success depends on its ability to attract prospective car buyers.

The growth of Kaixin’s business depends on its ability to attract prospective car buyers. Kaixin primarily purchases car models that it believes are reliable, reasonably priced and appealing to car buyers in lower-tier cities. Kaixin prices cars based on its insights derived from automotive transaction data associated with the facilitation of automotive financing solutions as well as data from other automotive transactions. Kaixin has limited experience in the purchase of cars for sale, and there is no assurance that Kaixin will be able to do so effectively. Demand for the type of cars that Kaixin purchases can change significantly between the time the cars are purchased and the time of sale. In addition, the models offered by Kaixin’s Dealerships may not be popular among prospective car buyers, which could materially and adversely affect Kaixin’s business, results of operations and financial condition. Demand may be affected by new car launches, changes in the pricing of such cars, defects, changes in consumer preference and other factors. Kaixin may also need to adopt more aggressive pricing strategies for the cars it purchases than originally anticipated to stoke consumer demand. Kaixin faces inventory risk in connection with the cars purchased, including the risk of inventory obsolescence, decline in value, and significant inventory write-downs or write-offs. If Kaixin were to adopt more aggressive pricing strategies, its profit margin may be negatively affected as well. Kaixin may also face increasing costs associated with the storage of inventory. Any of the above may materially and adversely affect Kaixin’s financial condition and results of operations.

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

In addition, in order to attract prospective car buyers, Kaixin must also devote significant resources to enhancing the experience of car buyers on its platform on an ongoing basis. Kaixin must enhance the functionality and ensure the reliability of its platform. If Kaixin fails to provide superior customer service or address complaints of car buyers on its platform in a timely manner, it may fail to attract prospective car buyers to use its solutions and services, and the number of financing transactions it facilitates may decline.

In the meantime, Kaixin also seeks to maintain its relationships with existing car buyers and cross-sell new solutions and services, such as insurance and wealth management products. However, there can be no assurance that Kaixin will be able to maintain or deepen such relationships.

The growth of our business relies on our branding efforts and these efforts may not be successful.

Kaixin Auto brand was newly launched in the first half of 2018 and Kaixin believes that an important component of its growth will be the growth of visitors to its website and Dealerships. Because Kaixin Auto is a consumer brand, brand visibility is critical for its engagement with potential customers. Kaixin currently advertises through a blend of brand and direct advertising channels with the goal of increasing the strength, recognition and trust in the Kaixin Auto brand and driving more unique visitors to its website. Kaixin recorded selling and marketing expenses of approximately US$10.7 million, US$24.1 million and US$14.4 million in 2017, 2018 and 2019, respectively.

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

Kaixin relies in part on internet search engines, social networking sites and third-party automotive sales platforms to help drive traffic to its website and mobile app, and if it fails to appear prominently in the search results or fails to drive traffic through paid advertising, its user traffic may decline and its business would be adversely affected.

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

Any significant change or deterioration in economic conditions could have a material adverse effect on Kaixin’s business, sales, results of operations and financial condition. See also “—Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.”

Kaixin’s ability to operate and grow its platform depends in substantial part on its ability to access data and other resources that are available from a limited number of third parties.

In order to deliver the full functionality offered by Kaixin’s platform, including its Dealer SaaS system which empowers its Dealerships in their operations and connects them to other platform participants, Kaixin needs continued access to sources of used auto market information. Much of this information is available only from a limited number of databases and other third parties, including Kaixin’s competitors.

Kaixin has developed various processes to obtain data from certain sources of used car market information and other third parties. In certain cases, Kaixin has entered into arrangements with parties who provide it with raw market data for use in its systems. The terms of the arrangements under which Kaixin has access to such data vary, which can impact the offering Kaixin is able to deliver. For instance, many agreements have terms that limit Kaixin’s access to and permitted uses of listing, sales or pricing data. In addition, Kaixin relies on tools to gather publicly available information for use in its proprietary data systems.

The third parties with whom Kaixin currently contracts for data may, in the future, change their position and limit or eliminate Kaixin’s access to data and resources, increase the costs for access, provide data and resources to it in more limited or less useful formats, or restrict Kaixin’s permitted uses of data and resources. There can also be no assurance that the publicly available data Kaixin collects and utilizes will continue to be available or that the tools Kaixin uses to collect the data will continue to be able to gather and format the data appropriately or at all. Failure to continue to maintain and expand Kaixin’s access to suitable pricing, listing and other data and resources may adversely impact its ability to continue to serve its Dealerships and other platform participants and expand its offering to new customers.

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

Kaixin faces risks related to complying with applicable laws, rules and regulations governing the collection, use, disclosure and security of personal information, as well as any requests from regulatory and government authorities relating to such data. For instance, Kaixin’s Dealer SaaS system utilizes and generates substantial volumes of data on consumers and dealers, and Kaixin and its Dealerships rely on it for their operations and inventory management. These data include the information customers provide when purchasing a vehicle and applying for vehicle financing. In the event that Kaixin experienced a failure of its information systems, its operations and financial performance could be materially harmed, and if the information were accessed by third parties or publicized without authorization, its reputation or competitive position could suffer.

The PRC regulatory and enforcement regime with regard to data security and data protection has continued to evolve. There are uncertainties on how certain laws and regulations will be implemented in practice. PRC regulators have been increasingly focused on regulating data security and data protection. Kaixin expects that these areas will receive greater attention from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase Kaixin’s compliance costs and subject it to heightened risks and challenges associated with data security and protection. If Kaixin is unable to manage these risks, its reputation and results of operations could be materially and adversely affected. For further details please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Information Security.”

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

We rely on sophisticated information systems to run our business. The failure of these systems, any service disruptions or outages, or the inability to enhance our capabilities, could have a material adverse effect on our business, sales and results of operations.

Our business and reputation are dependent upon the performance, reliability, availability, integrity and efficient operation of our information systems. In particular, Kaixin relies on its information systems to manage sales, inventory, its customer-facing websites and applications, including its mobile app, consumer financing and customer information. Kaixin also relies on its big data analytics to review and analyze data from across its platform and assist in its corporate and operational decision-making. There is no assurance that we will be able to protect our platform and computer systems against, among other things, damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, software errors, bugs or defects, configuration errors, computer viruses, denial-of-service attacks, security breaches, hacking attempts or criminal acts at all times. In the event of a service disruption or outage on our platform or in our computer systems, we may not be able to operate Kaixin’s Dealer SaaS system and facilitate loans and our computer systems may not be able to store, retrieve, process and manage data may be adversely affected. For example, we may experience temporary service disruptions or data losses during data migrations between old and new systems or system upgrades. We may not be able to recover all data and services in the event of a service disruption or outage. Additionally, our insurance policies may not adequately compensate it for any losses that it may incur during service disruptions or outages.

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

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Any significant changes in retail prices for used and new vehicles could have a material adverse effect on Kaixin’s sales and results of operations, including its gross margin, which was 3.0% in the year ended December 31, 2017, 4.0% in the year ended December 31, 2018, and -1.6% in the year ended December 31, 2019. For example, if retail prices for used vehicles rise relative to retail prices for new vehicles, it could make buying a new vehicle more attractive to Kaixin’s customers than buying a used vehicle, which could have a material adverse effect on sales and results of operations and could result in a decrease in Kaixin’s gross margin. Manufacturer incentives could contribute to narrowing this price gap. Kaixin’s new car sales would also be affected by changes in the price of new cars, both in terms of consumer sensitivity to prices as well as Kaixin’s margins on such sales.

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

Kaixin’s purchases of used vehicles are based in large part on projected demand, aided by its big data analytics. Kaixin’s average inventory turnover was 45 days in 2019. A reduction in the availability of or access to sources of inventory could have a material adverse effect on Kaixin’s business, sales and results of operations. Although the supply of premium used vehicles has been increasing, there can be no assurance that this trend will continue or that it will benefit Kaixin.

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

Kaixin also sources a portion of its vehicles through its Kaixin Affiliated Network Dealer model, in which it relies on third-party partners, such as individuals or small dealerships, to acquire used cars. Kaixin has historically recognized limited other revenues from consignment sale arrangements with other used car dealers. Kaixin may be unable to maintain relationships with these third parties or may experience issues with the vehicles they provide to it, each of which could harm its business, sales and results of operations.

Used vehicle inventory has typically represented a significant portion of Kaixin’s total assets. Having such a large portion of Kaixin’s total assets in the form of used vehicle inventory for an extended period of time subjects it to depreciation and other risks that affect its results of operations. Accordingly, if Kaixin has excess inventory or its average days to sale increases, it may be unable to liquidate such inventory at prices that allow it to meet margin targets or to recover its costs, which could have a material adverse effect on its results of operations.

Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans.

Changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect the financial and economic conditions in China, our financial condition and results of operations. For example, the current U.S. administration has advocated greater restrictions on trade generally and significant increases in tariffs on goods imported into the United States, particularly from China, and has recently taken other steps toward restricting trade in certain goods. The current U.S. administration has created uncertainty with respect to, among other things, existing and proposed trade agreements, free trade generally, and potential significant increases on tariffs on goods imported into the U.S., particularly from China.

In addition, China may alter its trade policies, including in response to any new trade policies, treaties and tariffs implemented by the United States or other jurisdictions, which could include restrictions on the import of used vehicles into China. Such policy retaliations could also ultimately result in further trade policy responses by the United States and other countries, and result in an escalation leading to a trade war, which would have an adverse effect on manufacturing levels, trade levels and industries, including automotive sales and other businesses and services that rely on trade, commerce and manufacturing. Any such escalation in trade tensions or a trade war could affect the cost of Kaixin’s inventory, the sales prices of used and new cars or Kaixin’s overall business performance and have a material and adverse effect on its business and results of operations. Chinese policies to relax certain import taxes, such as taxes on used and/or new cars may also impact Kaixin’s business. For instance, if import taxes and similar duties on new cars are reduced, demand for used cars could be harmed and the margins of Kaixin’s used car sales business could be negatively impacted, which could adversely affect Kaixin’s results of operations and financial condition. Increased restrictions on trade or certain other changes to trade policies could have an adverse effect on the PRC economy, the used automobile sales industry and our business and results of operations.

We have granted, and may continue to grant, share options and restricted shares under our equity incentive plans, which may result in increased share-based compensation expenses.

We have adopted six equity incentive plans for Renren Inc. in 2006, 2008, 2009, 2011, 2016 and 2018. As of May 31, 2020, options to purchase a total of 177,830,848 ordinary shares of Renren Inc. were outstanding. For the years ended December 31, 2017, 2018 and 2019, we recorded US$28.0 million, US$22.6 million and US$8.6 million, respectively, in share-based compensation expenses. As of December 31, 2019, we had US$9.7 million of unrecognized share-based compensation expenses relating to share options, which are expected to be recognized over a weighted average vesting period of 2.04 years, and US$10.2 million of unrecognized share-based compensation expenses relating to non-vested restricted shares, which are expected to be recognized over a weighted average vesting period of 4.52 years.

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

On March 24, 2020, our compensation committee approved a reduction in the exercise price for all outstanding options previously granted by our company with an exercise price higher than US$0.0113 per ordinary share to US$0.0113 per share, representing the closing price of our ADSs on the NYSE on March 18, 2020.

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

Kaixin has successfully registered the brand name “开心汽车” (which translates to “Kaixin Auto”) in class 35 for services, including promotion for others, purchase for others, providing online markets for sellers and purchasers of goods and services and marketing, which is crucial to its business. However, Kaixin has not obtained trademark registrations in other categories related but less crucial to its business, including automobile maintenance. Therefore, Kaixin may be unable to prevent any third party from using the Kaixin brand for some businesses that are the same or similar to Kaixin’s. As China has adopted a “first-to-file” trademark registration system, if trademarks similar to Kaixin’s brand have been registered in those categories that are related to Kaixin’s business, it may not be able to successfully register its brand or may even be exposed to risk of infringement with respect to third-party trademark rights. Kaixin believes that its brand is vital to its competitiveness and its ability to attract new customers. Any failure to protect these rights could adversely affect our business and financial condition.

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

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in any such litigation. In addition, our trade secrets may be leaked or otherwise become available to our competitors, or our competitors may independently discover them. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business does not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may from time to time in the future become subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without its awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

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

During the course of the audits of our consolidated financial statements, we and our independent registered public accounting firms identified material weaknesses in our internal control over financial reporting. If we fail to re-establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

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

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the years ended December 31, 2017 and 2018, identified a material weakness related to inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, we and our independent registered public accounting firm, in connection with our preparation and external audit of our consolidated financial statements for the year ended December 31, 2019, identified three material weaknesses related to (i) inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP, (ii) lack of an effective continuous risk assessment process to identify and assess the financial reporting risks, and (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Measures that we implement to address these material weaknesses and other control deficiencies in our internal control over financial reporting might not fully address them, and we might not be able to conclude that they have been fully remedied.

Failure to correct these material weaknesses and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Due to the material weaknesses in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2019. This could adversely affect the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

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

Our success depends on the continuous effort and services of our experienced senior management team, in particular Mr. Joseph Chen, our founder, chairman and chief executive officer, and Mr. James Jian Liu, our executive director and chief operating officer. If one or more of our executive officers or other key personnel are unable or unwilling to continue to provide us with their services, we may not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executive officers or key personnel, or attract and retain experienced executive officers or key personnel in the future. If any of our executive officers or key employees join a competitor or forms a competing company, we may lose know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between us and our executive officers or key employees, these agreements may not be enforceable in China, where these executive officers and key employees reside, in light of uncertainties relating to China’s laws and legal system. See “— Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Our chief executive officer Joseph Chen and our chief operating officer James Jian Liu each holds the same position in Oak Pacific Investment. Mr. Chen is also the second largest shareholder in Oak Pacific Investment. Oak Pacific Investment was a wholly-owned subsidiary of ours prior to June 2018, and it holds a large portfolio of shares in a variety of early-stage and late-stage pre-IPO companies that our management had previously selected and managed for our company. Although Oak Pacific Investment no longer has any relationship with our company other than a debtor-creditor relationship based on the US$90 million note issued by Oak Pacific Investment to Renren, the disposition of Oak Pacific Investment has not necessarily reduced the workload of our management. However, time and effort spent by our management on Oak Pacific Investment does not benefit shareholders of our company anymore, except to the extent that it helps ensure Oak Pacific Investment’s ability to repay the US$90 million note to Renren when it matures. Mr. Chen’s and Mr. Liu’s involvement in Oak Pacific Investment may divert their attention from the operation of our business, which may affect our company’s financial performance and future prospects.

Increases in labor costs in the PRC and the enforcement of PRC labor laws and regulations may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, PRC laws and regulations have strict regulatory requirements in terms of labor contracts and payment of various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of employees.

PRC Labor Contract Law, as amended, and its implementation rules, set forth various requirements about the terms of labor contracts, including, minimum wages, remuneration, the term of probation period and termination conditions. In the event that we decide to terminate or change the employment relationship with some employees, PRC Labor Contract Law and its implementation rules may limit our ability to realize in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds, and employers are required to pay the social insurance premiums and housing funds for their employees. Employers that fail to make adequate social insurance and housing fund contributions may be subject to fines and legal sanctions. If the PRC authorities determine that we have failed to make social insurance and housing fund contributions for our employers or other non-compliance under the relevant PRC labor laws and regulations, the PRC authorities may order us to make supplemental contributions, pay fines, timely rectify, or other sanctions, which may adversely affect our business, financial condition and results of operations.

Companies operating in China are also required to withhold individual income tax on employees’ wages based on the actual payment of wages to the employees according to the PRC Individual Income Tax Law, as amended in 2018. The new PRC Individual Income Tax Law provides that individuals who do not have a domicile in China but have stayed in China for at least an aggregate of 183 days within a single tax year will be deemed as resident individuals, and the employer, as the withholding agent, shall withhold and prepay tax for their employees on a monthly basis. Due to the evolution of PRC tax laws and regulations, our compliance cost has increased as well. If we failed to withhold individual income tax for our employees timely, we may be subject to administrative penalty. For example, Beijing Qianxiang Wangjing Technology Development Co., Ltd., or Qianxiang Wangjing, was fined of RMB151,786 (US$21,803) by Beijing local tax authority on December 25, 2019 due to failure to withhold employees’ individual income tax for its payment of additional medical insurance to its employees. Qianxiang Wangjing fully paid penalty to Beijing local tax authority timely.

Furthermore, as the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate any PRC labor laws and regulations, which may subject us to labor disputes or government investigations.

If Kaixin is unable to control its labor costs or pass on these increased labor costs to its customers and other platform participants by increasing the fees of its services, or if we are deemed to have violated PRC labor laws and regulations, our financial condition and results of operations may be adversely affected.

Our quarterly results may fluctuate significantly partly due to seasonality and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our revenues, operating costs and expenses, net loss and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control. Period-to-period comparisons of our operating results may not be meaningful, especially given Kaixin’s limited operating history and our discontinuation or disposal of other businesses that previously accounted for the majority of our revenues. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the value of our ADSs. Factors that may cause fluctuations in our quarterly financial results include:

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

In addition, Kaixin has experienced, and expects to continue to experience, seasonal fluctuations in its revenues and results of operations. Trends of Kaixin’s revenues are a reflection of car purchase patterns by car buyers. Used car sales tend to be lower in the first quarter of each year than in the other three quarters due to the effect of the Chinese New Year holiday. As a result of these factors, Kaixin’s revenues may vary from quarter to quarter and its quarterly results may not be comparable to the corresponding periods of prior years. Kaixin’s actual results may differ significantly from its targets or estimated quarterly results. Therefore, you may not be able to predict Kaixin’s annual results of operations based on a quarter-to-quarter comparison of its results of operations. The quarterly fluctuations in Kaixin’s revenues and results of operations could result in volatility and cause the price of its shares to fall. As Kaixin’s revenues grow, these seasonal fluctuations may become more pronounced.

A new health epidemic could significantly disrupt our operations and adversely affect our results of operations.

In addition to the impact of COVID-19, our business could be significantly affected by other public health emergencies or epidemics that may hit China and/or other countries where we operate our business, such as outbreaks of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other disease. Any future outbreak of a contagious disease, and other adverse public health developments in China may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our production facilities and offices or otherwise disrupt our business operations and adversely affect our results of operations.

We face risks related to natural disasters, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities such as hurricanes, tornadoes, floods, earthquakes and other adverse weather and climate conditions. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Kaixin is subject to local conditions in the geographic areas in which it operates its business.

Kaixin’s performance is subject to local economic, competitive and other conditions prevailing in geographic areas where it operates its business. Since a large portion of Kaixin’s sales are generated in second- and third-tier cities in China, its results of operations depend substantially on general economic conditions and consumer spending habits in these markets. In the event that any of these geographic areas experience a downturn in economic conditions, it could have a material adverse effect on Kaixin’s business, sales and results of operations.

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

Restoration of limits on cross-regional flows of used cars would adversely affect Kaixin’s sourcing and sales of used cars.

To create a freely circulating market of used cars, the Chinese central government has implemented multiple policies in recent years aimed at removing restrictions on cross-regional flows of used cars. In March 2016, the State Council issued guidance to promote more convenient transactions of used vehicles. This required the removal of curbs previously implemented to prevent vehicles from one city or province being sold in another, provided that the subject vehicle meets the emission standards of the destination locality. Beijing and 14 other cities were exempted as key regions for air pollution prevention and control. In December 2016, the Ministry of Commerce and the Ministry of Environmental Protection issued orders to implement the State Council’s guideline, requiring that local governments should not set any other limits so long as the regular inspections for environmental protection and motor vehicle safety are valid and the motor vehicle meets the emission standards of the destination locality. Further, the State Council 2018 Government Work Report states that more efforts will be made to scrap any limits on cross-region flows of used cars. Kaixin does not expect that any new restrictions will be imposed to prevent cross-region used car transactions. However, if such restrictions were to be imposed by local governments, it would adversely affect Kaixin’s sourcing and sales of used cars.

Government policies on automobile purchases and ownership may materially affect our results of operations.

Government policies on automobile purchases and ownership may have a material effect on Kaixin’s business due to their influence on consumer behavior. In an effort to alleviate traffic congestion and improve air quality, some local governmental authorities have issued regulations and implementation rules in order to control urban traffic and the number of automobiles within particular urban areas. For example, local Beijing governmental authorities adopted regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. Local Guangzhou governmental authorities also announced similar regulations, which came into effect in July 2013. There are similar policies that restrict the issuance of new automobile license plates in Shanghai, Tianjin, Hangzhou and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In October 2013, the Beijing government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, which in turn may have a material adverse impact on Kaixin’s business.

We rely on contractual obligations rather than government filings to ensure our continued title to vehicles managed under our inventory financing business.

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

We previously conducted our SNS and live streaming operations in China principally through a set of contractual arrangements between our wholly owned PRC subsidiary, Qianxiang Shiji Technology Development (Beijing) Co., Ltd., or Qianxiang Shiji, and its consolidated affiliated entity, Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, and Qianxiang Tiancheng's shareholders. Beijing Qianxiang Wangjing Technology Development Co., Ltd., or Qianxiang Wangjing, is Qianxiang Tiancheng's wholly owned subsidiary and the operator of the renren.com website and holds the licenses and permits necessary to conduct the SNS and online advertising business in China.

We conduct our business operations in China principally through a set of contractual arrangements between our wholly owned PRC subsidiary, Shanghai Renren Automobile Technology Group Co., Ltd., or Renren Automobile, and its consolidated affiliated entity, Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., or Qianxiang Changda, and Qianxiang Changda’s shareholders.

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

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. If any of these penalties results in our inability to direct the activities of our consolidated affiliated entities and the subsidiaries that most significantly impact their economic performance, or results in our failure to receive the economic benefits from our consolidated affiliated entities and their subsidiaries, we may not be able to consolidate the consolidated affiliated entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In the fiscal years ended December 31, 2017, 2018 and 2019, our consolidated affiliated entities and their subsidiaries contributed in the aggregate 88.1%, 97.6% and 97.0%, respectively, of our consolidated revenues.

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

We have relied and expect to continue to rely on contractual arrangements with our affiliated entities to operate our businesses in China. For a description of these contractual arrangements, see “Item 4.C—Information on the Company— Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” These contractual arrangements may not be as effective in providing us with control over these affiliated entities as direct ownership. If we had direct ownership of our consolidated affiliated entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of each of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our consolidated affiliated entities and their respective shareholders of their obligations under their respective contracts to exercise control over our affiliated entities. Therefore, our contractual arrangements with our affiliated entities may not be as effective in ensuring our control over our China operations as direct ownership would be.

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

The shareholders of our consolidated affiliated entities include Ms. Jing Yang, Mr. James Jian Liu, Mr. Thomas Jintao Ren and Ms. Rita Rui Yi. Ms. Jing Yang is a shareholder of Qianxiang Tiancheng and Qianxiang Changda; Mr. James Jian Liu is a shareholder of Qianxiang Tiancheng and Qianxiang Changda; and Mr. Thomas Jintao Ren and Ms. Rita Rui Yi are the shareholders of Shanghai Jieying.

Ms. Jing Yang is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer; Mr. James Jian Liu is our executive director and chief operating officer; Mr. Thomas Jintao Ren is our former chief financial officer; and Ms. Rita Rui Yi is our vice president in charge of human resources.

Conflicts of interest may arise between the dual role of Mr. James Jian Liu as a director and officer of our company and as shareholder of our consolidated affiliated entities Qianxiang Tiancheng, and Qianxiang Changda.

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

Conflicts of interest may arise between the dual role of Ms. Rui Yi as an officer of our company and as a shareholder of our consolidated affiliated entity Shanghai Jieying. Officers of our company owe a duty of loyalty and care to our company and to our shareholders as a whole under Cayman Islands law. We cannot assure you, however, that when conflicts arise, shareholders of our consolidated affiliated entities will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law, or the Implementation Regulations, on December 12, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to the judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019) as void because the contracts have not been approved or registered by administrative authorities. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

However, since these rules are relatively new, uncertainties still exist in relation to their interpretation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations, or whether they may be invalid in whole or in part. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Most of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has gradually been slowing since 2010. The impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

Most of our revenues and costs are denominated in Renminbi. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive most of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in the PRC are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Under the Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, in 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. See “Item 5— Operating and Financial Review and Prospects—Taxation—PRC.” Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

Our use of some leased properties could be challenged by lessors, third parties or government authorities, which could materially and adversely affect our business.

We lease offices from third parties for our operations in China. Any disputes with our lessors in respect of these leases or the leased area, or any defects in lessors’ title to the leased properties may disrupt our use of our offices, showrooms or warehouses, or increase our costs, which may in turn adversely affect our business operations. For example, certain buildings and the underlying land are not allowed to be used for industrial or commercial purposes without the authorities’ approval, and the lease of such buildings to companies like us may subject the lessor to pay premium fees to the PRC government. We cannot assure you that the lessor has obtained all or any of approvals from the relevant governmental authorities. In addition, some of our lessors have not provided us with documentation evidencing their title to the relevant leased properties. We cannot assure you that title to these properties we currently lease will not be challenged. In addition, we have not registered any of our lease agreements with the PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. If third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to use the leased properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn materially and adversely affect our business and operating results.

The audit reports included in this annual report are prepared by auditors that are not inspected by the Public Company Accounting Oversight Board, and, as such, you are deprived of the benefits of such inspection.

The independent registered public accounting firms that issue the audit reports included in this annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the United States Public Company Accounting Oversight Board, or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, known as the Kennedy Bill. If passed by the U.S. House of Representatives and signed by the U.S. president, the Kennedy Bill would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded "over-the-counter" if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States. On June 4, 2020, the U.S. president issued a memorandum ordering the President’s Working Group on Financial Markets to submit a report to the president within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including the independent registered public accounting firms that issue the audit reports included in this annual report filed with the SEC, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firms, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firms). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the commissioners of the SEC.

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

If the independent registered public accounting firms that issue the audit reports included in this annual report filed with the SEC were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

If the market price for our ADSs falls below US$1.00 for an extended period of time, or to US$0.16 at any time, our ADSs may be delisted from the NYSE.

After the closing of the transaction that resulted in the disposition of most of our investment assets on June 21, 2018, the market price of our ADSs fell significantly as a result of the value that was removed from our company and transferred to our shareholders. See “Item 4. Information on the Company—A. History and Development of the Company—The OPI Transaction” for a description of this transaction. We received a letter from the NYSE dated July 30, 2019, notifying Renren that it was below compliance standards due to the trading price of Renren's ADSs. Pursuant to NYSE Rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 by six months following receipt of the notification. The company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities falls to US$0.16 or less. In response to the letter from the NYSE, we changed the ratio of ADSs to our Class A ordinary shares from the previous ADS ratio of 1 ADS to 15 Class A ordinary shares to a new ADS ratio of one 1 ADS to 45 Class A ordinary shares, effective January 9, 2020. However, we cannot assure you that our ADSs will remain in compliance with the NYSE listing rules going forward. If our ADSs are delisted from the NYSE, the liquidity and value of an investment in our ADSs will be materially and adversely affected.

The listing of Kaixin’s shares on Nasdaq may cause trading volume in our ADSs to decline.

Following the Kaixin Offering, Kaixin became listed on the Nasdaq Stock Market. Because Kaixin was responsible for approximately 95.7% of our revenues in 2019 and is likely to remain responsible for the vast majority of our revenues for the foreseeable future, investors may conclude that our ADSs and Kaixin’s shares represent interests in substantially the same business and they may believe that our ADSs and Kaixin’s shares will respond to changes in our business prospects and financial performance in substantially equivalent ways. If some investors who would otherwise have purchased our ADSs choose to purchase Kaixin shares instead, trading volume in our ADSs may decline.

The market price for our ADSs has fluctuated and may continue to be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the NYSE on May 4, 2011, the closing prices of our ADSs have ranged from US$0.51 to US$270.15 per ADS, including retrospective adjustments for the change in the number of ordinary shares represented by each ADS that occurred on February 6, 2017 and January 9, 2020. The last reported trading price on July 6, 2020 was US$3.81 per ADS.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our industry affecting us or our competitors;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies in the used automobile and SaaS industries or other internet companies;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions or changes in the used automobile industry, the internet finance industry or the internet industry in general;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	fluctuations in the market price of Kaixin’s ordinary shares on the Nasdaq Stock Market; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

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

We issued Class A ordinary shares represented by our ADSs in our initial public offering in May 2011. Mr. Joseph Chen, who is our founder, chairman and chief executive officer, and SoftBank Group Capital Limited, a wholly-owned subsidiary of SoftBank Group Corp., are our only shareholders who hold Class B ordinary shares. As of May 31, 2020, Mr. Joseph Chen, our founder, chairman and chief executive officer, beneficially owns approximately 23.6% of our outstanding Class A ordinary shares and approximately 55.8% of our outstanding Class B ordinary shares, representing in aggregate 47.5% of our total voting power, and SoftBank Group Capital Limited owns approximately 35.8% of our outstanding Class A ordinary shares and approximately 44.2% of our outstanding Class B ordinary shares, representing in aggregate 42.6% of our total voting power.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of May 31, 2020, not including options, we have 1,061,092,893 ordinary shares outstanding comprised of (i) 475,417,800 Class A ordinary shares represented by ADSs, among which 251,922,330 Class A ordinary shares are represented by ADSs that are freely transferable without restriction or additional registration under the Securities Act, and the rest are represented by ADSs that are subject to transfer restriction or additional registration under the Securities Act, (ii) 280,286,643 Class A ordinary shares not represented by ADSs, which are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, and (iii) 305,388,450 Class B ordinary shares which, following conversion to Class A ordinary shares by the holder of the Class B ordinary shares, are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Except as described in this annual report and in the deposit agreement, dated as of May 4, 2011, amendment no. 1 to the deposit agreement, dated as of February 6, 2017, and amendment no. 2 to the deposit agreement, dated as of January 9, 2020, by and among our company, Citibank, N.A., as depositary, and the holders and beneficial owners of American depositary shares, holders of our ADSs will not be able to exercise voting rights attaching to the underlying Class A ordinary shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the underlying Class A ordinary shares represented by the ADSs. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions.

Pursuant to our amended and restated memorandum and articles of association, we may convene a shareholders’ meeting upon seven calendar days’ notice. If we give timely notice to the depositary under the terms of the deposit agreement, which is 30 days’ notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, although you may directly exercise your right to vote by withdrawing the underlying Class A ordinary shares represented by your ADSs, you may not receive sufficient advance notice of an upcoming shareholders’ meeting to withdraw the underlying Class A ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct most of our operations in China and most of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct most of our operations in China through our PRC subsidiaries and consolidated affiliated entities. Most of our directors and officers reside outside the United States and a substantial portion of the assets of such directors and officers are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2020 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

We may be a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could result in adverse U.S. federal income tax consequence to U.S. Holders of our ADSs or ordinary shares.

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

Although we believe that we were not classified as a PFIC for the taxable year ended December 31, 2019, we have been classified as a PFIC in prior years and may again be classified as a PFIC in the future, which could result in adverse United States federal income tax consequences to U.S. Holders (as defined in “Item 10.E—Additional Information—Taxation—United States Federal Income Tax Considerations—General”). Our PFIC status for the current taxable year ending December 31, 2020 will not be determinable until after the close of the year. There can be no assurance that we will not be a PFIC for the current or any future taxable year.

If we were a PFIC for any taxable year in which you hold our ADSs or ordinary shares and you are a U.S. Holder, you will continue to be treated as owning stock of a PFIC even if we do not satisfy either of the above tests for being classified as a PFIC in a subsequent year. U.S. Holders treated as owning stock in a PFIC generally will become subject to increased U.S. federal income tax liabilities and special U.S. federal income tax reporting requirements, unless you make a timely “mark-to-market” or, potentially, a “Qualified Electing Fund” election to mitigate some of the applicable consequences. For more information on the U.S. federal income tax consequences to you that would result from our classification as a PFIC, see “Item 10.E Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In May 2011, we completed our initial public offering and our ADSs began trading on the NYSE under the symbol “RENN.” On February 6, 2017, we changed the number of ordinary shares represented by each ADS from 3 to 15. On January 9, 2020, we further changed the number of ordinary shares represented by each ADS from 15 to 45. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the ADS ratio of one 1 ADS to 45 Class A ordinary shares.

In the years since our initial public offering, we acquired or disposed of a number of businesses:

•	In October 2011, we acquired 56.com, a leading user generated content online video sharing website in China. We disposed of this business in two stages in October 2014 and December 2014.

•	In October 2013, we disposed of the majority of our equity interest in our group-buying services business. We disposed of our remaining interest in this business in February 2014.

•	In the fourth quarter of 2014, we launched our financing business with Renren Fenqi, a financial service platform providing credit financing to college students in China for making purchases on e-commerce platforms on an installment payment basis. In the second quarter of 2016, we stopped making loans through Renren Fenqi due to regulatory changes.

•	In the first quarter of 2015, we launched a used automobile financing service to provide credit financing to used automobile dealerships in China. This business has ceased to extend financing to third parties and has been subsumed under our used automobile business.

•	In the second quarter of 2015, we launched Renren Licai, a financing platform, as one source of funds for the credit financing that we extend in our internet finance business. In the third quarter of 2017, we stopped issuing new financing products on our Renren Licai platform.

•	In November 2015, our board of directors approved the disposition of our online game business. We completed the disposition of this business in March 2016.

•	In December 2018, we disposed of all tangible and intangible assets in our SNS platform and the related business, including Renren mobile live streaming. We now classify our SNS business under discontinued operations. See “—Sale of SNS Business” below.

We launched our used automobile business in the middle of 2017, and used automotive sales already accounted for the majority of our revenues in 2017. We operate our used automobile business through our majority-owned subsidiary Kaixin. Kaixin was responsible for 95.7% of our revenues in 2019.

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

In 2019, we closed a series of transactions that raised approximately US$28.5 million for Kaixin, reduced our equity interest in Kaixin below 100% and resulted in the separate listing of Kaixin on the Nasdaq Stock Market. See “—The Kaixin Offering” below.

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

The private placement closed on June 21, 2018, and we completed the payment of the special cash dividend shortly thereafter. The one share in Oak Pacific Investment previously held by Renren Inc. was redeemed for no value as part of the OPI Transaction, and Oak Pacific Investment became entirely owned by the purchasers in the private placement. Renren no longer has any ownership interest in Oak Pacific Investment and Oak Pacific Investment is no longer consolidated in our financial statements. Immediately prior to the closing of the private placement, Oak Pacific Investment issued a note to Renren as part of the OPI Transaction. The principal amount of the note was US$90,000,000, the interest rate was 8% per year, and the term was the earlier of five years and the date upon which Oak Pacific Investment and its subsidiaries no longer hold any shares of Social Finance Inc. In March 2019, the interest rate was increased to 8.5% per year in connection with a refinancing of Oak Pacific Investment’s debt obligations. Oak Pacific Investment prepaid US$10 million to our company in December 2019 and another US$4 million to our company in April 2020. The amount owed to us under the note was approximately US$90.3 million as of April 30, 2020.

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

The sale closed on December 29, 2018, and we classify our former SNS business under discontinued operations. As of December 31, 2018, the $20 million cash consideration remained outstanding and was recorded in amounts due from a related party. We collected $6.8 million in 2019 and as of December 31, 2019, the unpaid cash consideration was $13.2 million. Beijing Infinities failed to make payments under the agreed extended repayment plan. Based on its assessment of the collectability, we provided an allowance of US$12.6 million for the receivable. Additionally, the shares receivable in the form of Beijing Infinities were not received as of December 31, 2019 and were recorded as non-current amount due from related party in the consolidated balance sheets as of December 31, 2018 and 2019. We believe the shares receivable was not impaired as of December 31, 2019 based on the on-going equity financing of Beijing Infinities.

The Kaixin Offering

We use “Kaixin” in this annual report to refer to the entity that operates our used automobile business, which is our auto group segment. Prior to April 30, 2019, “Kaixin” refers to Kaixin Auto Group, which was a wholly-owned subsidiary of Renren Inc. From April 30, 2019, “Kaixin” refers to Kaixin Auto Holdings, a company listed on the Nasdaq Stock Market. Kaixin Auto Holdings was formerly CM Seven Star Acquisition Corporation, a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, with one or more target businesses. Pursuant to a series of transactions that closed on April 30, 2019, Renren Inc. acquired a controlling interest in Kaixin Auto Holdings and Kaixin Auto Holdings acquired 100% ownership of Kaixin Auto Group. This series of transactions also raised approximately US$28.5 million for Kaixin and resulted in the separate listing of Kaixin on the Nasdaq Stock Market under the ticker symbol KXIN. We refer to this series of transactions as the “Kaixin Offering.”

Renren currently holds approximately 25.0 million ordinary shares of Kaixin. An additional 3.3 million ordinary shares of Kaixin Auto Group are being held in escrow as potential indemnity for claims that may be asserted under the share exchange agreement relating to the Kaixin Offering. These shares will be released to Renren in May 2021 if they remain in escrow at that time, less any shares used for indemnification. An additional 19.5 million ordinary shares of Kaixin are being held in escrow as earnout shares pending Kaixin’s financial results for 2019 and 2020 and Kaixin’s stock price. The earnout shares will be cancelled if they are not transferred to Renren pursuant to the earnout provisions by October 2021.

Renren has the right to vote the 22.8 million ordinary shares that are held in escrow as well as the 25.0 million ordinary shares that it holds directly. While the earnout shares remain outstanding, Renren will have the right to exercise 80.8% of the outstanding vote of Kaixin, assuming no other changes to Kaixin’s capital structure. If the 19.5 million earnout shares are cancelled, Renren will have the right to exercise 71.3% of the outstanding vote of Kaixin, assuming no other changes to Kaixin’s capital structure.

Immediately after the Kaixin Offering, Renren owned approximately 68.7% of Kaixin’s issued and outstanding ordinary shares. Additionally, 19.5 million earnout shares were to be issued and held in escrow. We may be entitled to receive earnout shares as follows: (1) if Kaixin’s gross revenue for the year ended December 31, 2019 was greater than or equal to RMB5,000,000,000 (US$718.2 million), we were entitled to receive 1,950,000 ordinary shares of Kaixin; (2) if Kaixin’s adjusted EBITDA for the year ended December 31, 2019 was greater than or equal to RMB150,000,000 (US$21.5 million), we were entitled to receive 3,900,000 ordinary shares of Kaixin, increasing proportionally to 7,800,000 ordinary shares if Kaixin’s adjusted EBITDA is greater than or equal to RMB200,000,000 (US$28.7 million); and (3) if Kaixin’s adjusted EBITDA for the year ended December 31, 2020 is greater than or equal to RMB340,000,000 (US$48.8 million), we are entitled to receive 4,875,000 ordinary shares of Kaixin, increasing proportionally to 9,750,000 ordinary shares if Kaixin’s adjusted EBITDA is greater than or equal to RMB480,000,000 (US$68.9 million). Adjusted EBITDA represents net loss plus contingent consideration fair value change, share-based compensation expense, interest (income) expenses, income tax expenses, and depreciation. The first two of these three conditions were not met.

Notwithstanding the revenue and adjusted EBITDA achieved by the post-transaction company for any period, we will receive the 2019 earnout shares if Kaixin’s stock price is higher than $13.00 for any sixty days in any period of ninety consecutive trading days during a 15-month period following the closing, and will receive the 2019 earnout shares and the 2020 earnout shares if Kaixin’s stock price is higher than $13.50 for any sixty days in any period of ninety consecutive trading days during a 30-month period following the closing.

In addition, in either case the 3.3 million ordinary shares held in escrow, less any ordinary shares actually paid as potential indemnity, would be released to us together with the applicable earnout shares, although this would not relieve us of any potential liability under the share exchange agreement. As of July 6, 2020, the closing price for Kaixin shares on the Nasdaq Stock Market was US$0.81.

An additional 4.7 million ordinary shares of Kaixin were reserved for issuance under an equity incentive plan in exchange for its outstanding options, which were cancelled at the closing of the Kaixin Offering. Furthermore, under the equity purchase agreements pursuant to which Kaixin has acquired majority control of its dealerships, Kaixin is obligated to make certain payments of its ordinary shares over a six-year period to sellers who have retained a minority interest in the special purpose holding entity of those dealerships. In connection with the Kaixin Offering, Renren has agreed to bear the obligation to make these payments, which will further reduce our equity interest in Kaixin. See “Item 4.B—Business Overview—Certain Legal Arrangements—Legal Arrangements with Dealerships” and note 5 to the accompanying financial statements. Transfers of Kaixin shares by Renren to these sellers would further reduce Renren’s ownership interest in Kaixin.

Shareholder Value Fund, which holds approximately 5.2 million ordinary shares of Kaixin, has agreed to grant a proxy to us with respect to the vote of all the ordinary shares it beneficially owns with respect to the appointment of any independent directors or director nominees and any of their successors or replacements.

On April 4, 2018, Shareholder Value Fund loaned CM Seven Star US$500,000 pursuant to a non-interest bearing promissory note.

On January 24, 2019, CM Seven Star issued an unsecured non-interest bearing promissory note in the aggregate principal amount of up to US$1.1 million to Shareholder Value Fund to pay for professional services fees related to the Kaixin Offering.

On January 24, 2019, CM Seven Star issued unsecured promissory notes in the aggregate principal amount of US$1.0 million to Shareholder Value Fund in exchange for it depositing such amount into the trust account of CM Seven Star. The notes did not bear interest and became due upon the closing of the Kaixin Offering. In addition, the notes may be converted by the holder into units of CM Seven Star at a price of $10.00 per unit.

On June 4, 2019, Shareholder Value Fund paid US$1.6 million to Kaixin pursuant to a waiver agreement among Kaixin, Kaixin Auto Group, Renren and Shareholder Value Fund.

On June 10, 2020, Kaixin entered into a subscription agreement with Shareholder Value Fund, pursuant to which Kaixin will issue to Shareholder Value Fund 4,213,629 ordinary shares of Kaixin at closing in exchange for the cancellation of the loans and payments payable to the Shareholder Value Fund by Kaixin. These shares were issued on July 6, 2020.

We currently consolidate and expect that we will continue to consolidate Kaixin in our financial statements, such that our revenues and expenses should not be reduced by the reduction in our equity interest in Kaixin. However, net income attributable to Renren Inc. may be materially less than our net income due to the various minority interests in Kaixin. Further, if any of the above transactions incurs or Kaixin engages in additional capital raising transactions, our ownership interest may be further reduced and may eventually result in us not able to consolidate Kaixin. In that case, we may only recognize our share of the net income of Kaixin’s operation.

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

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at https://ir.renren-inc.com/.

B.       Business Overview

Overview

We operate a used auto business in China and several SaaS businesses in the United States.

Kaixin is a leading premium used auto dealership group in China. Kaixin provides car purchasers in China with access to a wide selection of used vehicles across our network, with a focus on premium brands such as Audi, BMW, Mercedes-Benz, Land Rover and Porsche. In addition to auto sales, for the convenience of its customers, Kaixin also provides financing channels to customers and certain other dealers through its partnerships with several financial institutions. We also offer value-added services to customers, including insurance, and extended warranties. During 2017, we provided floor financing to third-party used automobile dealers in addition to our own dealerships, but currently we only extend new financing to our own dealerships. In the years ended December 31, 2018 and 2019, approximately 86.6% and 95.7% of our revenues were derived from our used automobile sales business.

As of December 31, 2019, Kaixin had 14 Dealerships covering 14 cities in 12 provinces in China. On average, Kaixin’s Dealership operators have over ten years of experience in the used car industry.  For the most part these are located in tier 2 and lower cities, where we believe the mix of cost structure, consumer demand and opportunity for growth is most favorable. We provide capital, a unified brand, a technology system and operational coordination. Under this model, all of the cash flow, financial and accounting recordkeeping across our dealerships is centralized. In addition, marketing and promotional activities are also centralized, although certain aspects may be executed at the dealership level. Due to restrictions on foreign ownership of certain industries in China, our variable interest entity Shanghai Jieying Automobile Sales Co., Ltd., or Shanghai Jieying, is the contracting party under these arrangements.

From the launch of Kaixin’s first Dealership market in mid-2017 to December 31, 2019, Kaixin sourced, marketed and sold approximately 15,668 used vehicles to customers across China. Kaixin’s sales have grown as it has increased its penetration in existing markets, expanded our network into new markets and built its brand awareness. Kaixin sold approximately 2,225, 7,438 and 6,005 vehicles in 2017, 2018 and 2019, respectively.

Our SaaS businesses began with our launch of Chime. Chime is a client relationship management platform for real estate agents, teams and brokers in the United States which was launched in August 2016. Chime allows users to import information of potential buyers and sellers from third party platforms to the Chime platform. Chime can automatically categorize potential real estate transactions based on type, zip code, budget, source and other features. A real estate team can use the “round robin” function to distribute potential deals among team members, and team leader can supervise how effectively deals are being handled. Chime users may leverage the robot artificial intelligence to auto-respond to inquiries from potential buyers and sellers with customized scripted responses. Chime also supports real estate professionals to keep in touch with clients by texts, phone calls and emails. Chime provides intelligent data exchange webpage service to real estate agents for them to design customized website. It also allows users to download property data from multiple listing services (database of property listings) and displays those properties on their websites in searches and listing. Utilizing Chime's advertising services, real estate professionals can place advertisements on third party websites and platforms.

Our SaaS businesses were further expanded by our acquisition of Geographic Farming, LLC, in August 2017. Geographic Farming is a 360° real estate marketing and media service provider. Unlike our other businesses, our SaaS business is currently focused on the U.S. market rather than the China market. Our SaaS businesses are still in the early stages of development and did not generate significant revenue in 2019.

Trucker Path is the provider of a social platform for the trucking industry in the United States which we acquired in December 2017. Its core product is the Trucker Path app, a trip planning companion for truck drivers, which enables a large community of truck drivers to assist each other in updating the real-time status of relevant points-of-interest on their route. It helps truck drivers find truck stops, parking spots, weigh stations, truck washes, fuel stops, rest areas and more. Real time info is provided for these points-of-interest for such things as the availability of parking or the cost of fuel. In addition, over 40,000 businesses are listed as points-of-interest on Trucker Path, including hotels and restaurants, for which truck drivers can add their own reviews and information. Trucker Path also has a companion app known as Truckloads which brings truck drivers, brokers and shippers together in a single online freight marketplace. Over 100,000 truck drivers are active on it every month and over 150,000 loads are posted on it every day. Truck drivers can search for loads and customize their search criteria by trailer type, pickup date and destination, among other things. They can also set up push notifications for loads in their area or loads that fit their most recent search criteria. Truck drivers can combine Truckloads with Trucker Path to plan their routes in order to maximize the amount of time they spend carrying loads and avoid obstacles such as clearance, hazmat, weight limit and no truck zone restrictions. Shippers not only can find carriers but also can track their loads in real time from pickup to delivery.

Our total revenues increased from US$174.6 million in 2017 to US$498.2 million in 2018 and decreased to US$349.8 million in 2019, and income from continuing operations fluctuated from US$8.7 million in 2017 to losses of US$158.8 million in 2018 and US$107.5 million in 2019.

Our Used Car Business

Our used automobile business is operated by our subsidiary Kaixin. Kaixin has pioneered an innovative business model, under which Kaixin has obtained control of Dealerships across China, providing them with an integrated technology system, centralized operational control and management, a unified brand and capital support. Kaixin primarily generate revenues from sales of used cars, as well as fees obtained from its role as a channel partner for third-party auto financing and other value-added service providers. Kaixin also generate revenues in connection with consignment arrangements with third-party dealers whereby it facilitates sales of their cars. Of Kaixin’s total revenues in 2017, 2018 and 2019, revenues from auto sales accounted for 75.7%, 97.4% and 99.4%, respectively. In 2017 and 2018, Kaixin derived 22.7% and 0.5% of its total revenues, respectively, from floor financing. Kaixin discontinued its floor financing business in the first quarter of 2018.

As of December 31, 2019, Kaixin had 14 Dealerships covering 14 cities in 12 provinces in China. This number does not include our dealership in Ji’nan, which became involved in legal proceedings in 2018 and is currently not operating as a business. Renren has retained direct control of the Ji’nan dealership. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information.

The Kaixin Offering, which closed on April 30, 2019, has reduced our ownership interest in Kaixin. The issuance of 4,213,629 ordinary shares of Kaixin to Shareholder Value Fund in July 2020 has further reduced our ownership interest in Kaixin. Our ownership interest in Kaixin is likely to change further due to Kaixin’s incentive share program, Renren’s obligation to transfer Kaixin shares to the minority owners of Kaixin’s dealerships and others, and Renren’s right to receive additional Kaixin shares based on Kaixin’s financial results and share price, as well as due to any future offerings of equity or equity-linked securities that Kaixin may undertake. See “— The Kaixin Offering” above.

Automobile Sales Business

In its automobile sales business, Kaixin primarily sells used vehicles and related products and services. Kaixin’s inventory is comprised of used vehicles it purchases from car owners and other sources for resale across its network. As of December 31, 2019, Kaixin had 14 Dealerships in China, offering an inventory of approximately 448 vehicles. Kaixin believes its comprehensive inventory provides a wide selection to its customers. In addition, Kaixin has leveraged its deep technology expertise in generating traffic of potential buyers, providing targeted marketing, and optimizing its operational model.

Kaixin launched its used automobile sales business in the second half of 2017. Kaixin sells premium used cars, including brands such as Audi, BMW, Mercedes-Benz, Land Rover and Porsche. Used car sales accounted for 97% and 94% of all of the vehicles Kaixin sold in 2018 and 2019, respectively. Kaixin displays vehicles at its brick-and-mortar showrooms as well as on its Kaixin Auto mobile apps and website. Kaixin also utilizes other online vertical channels, such as Autohome and 58.com. We have found that while our mobile apps and website serve as a key tool for reaching and engaging potential customers, sales generally occur at physical Dealership Outlets given the importance of the showroom and test drive experience in the premium used car segment.

Kaixin only sells vehicles that are passes its thorough inspection process consisting of over 140 steps, which it performs at scale across its network of Dealerships prior to reconditioning. Furthermore, Kaixin’s extensive inventory system maximizes the breadth of vehicle selection for customers at any given location and is displayed on its web and mobile apps to customers nationwide. This results in a higher likelihood that customers are able to find the make, model, year and color combination that they desire. In contrast, traditional dealerships are limited in the range of selection because they typically offer only a local inventory of a few hundred vehicles at each location.

Vehicle Sourcing

Kaixin obtains used vehicle inventory through the large and liquid national used-car market. Kaixin acquires vehicle inventory from a variety of sources, including auto finance and leasing companies, internet-only sales platforms, new car dealers who obtain used cars as trade-ins for their sales, and its own customers. Kaixin has separated the practice of trading in a used vehicle in conjunction with the purchase of another vehicle into two distinct and independent transactions. Kaixin’s sourcing operations are generally conducted by its Dealerships, supported by Kaixin’s Dealer SaaS system, which provides market insights on pricing trends and related market dynamics, popular models and other dealer management functions. In 2018, Kaixin developed a supplemental Kaixin Affiliated Network Dealer model for used vehicles whereby it, through its Dealerships, works with local, small-scale auto dealers to obtain used vehicles.

Under the Kaixin Affiliated Network Dealer program, Kaixin may advance funds for the purchase of used car inventory, which distinguishes the program from ordinary consignment sales arrangements.

In addition, Kaixin uses internally developed algorithms to advise its Dealerships on desirable car types and appropriate prices, identifying criteria such as make, model, price range, and likely locations of such cars. Kaixin’s software sifts through over 20 million data points per day, yielding approximately 6 million unique items after de-duplication, data normalization and anomaly removal. Using these data, Kaixin can evaluate tens of thousands of potential vehicle purchases each day, giving Kaixin a distinct advantage over traditional in-person sourcing methods. Kaixin utilizes a broad range of data sources, including proprietary internal data and a variety of external data sources to support its assessments. Vehicles sourced by Kaixin generally have relatively low mileage, no accident history and are less than three years old.

Inspection and Reconditioning.

Before Kaixin acquires a vehicle, it undergoes a thorough inspection process, consisting of over 140 steps and covering all major systems, controls, features, brakes, tires and cosmetics. This process was developed by a team which had previously worked at the German Auto Quality Standards Organization. Kaixin does not acquire vehicles in poor condition or vehicles with a history of accidents, water or fire damage, extensive mileage, or other unacceptable attributes. When an inspection is completed, Kaixin estimates the necessary reconditioning cost and expected timing for the vehicle to be made available for sale. Kaixin also determines the scope of the reconditioning scope to bring the vehicle up to Kaixin’s internal quality standards. Each reconditioning location is staffed with trained technicians, and equipped with vehicle lifts, dent repair and paint capabilities. Kaixin also receives on-site support from third-party vendors with whom Kaixin has integrated systems to ensure ready access to parts and materials. Kaixin’s centrally trained repair teams perform routine mechanical and minor body repairs in-house at its Dealerships.

New Car Sales

Our dealership in Ji’nan also offered certain new cars, primarily parallel imports of the same major brands we sell in our used automobile business. During 2018, new car sales accounted for 72.0% of all of the automobiles sold at the Ji’nan dealership and 7.3% of all the automobiles we sold in the same period. Our new car sales model is very similar to the description under “—Used Automobile Sales” above, with the main difference being the sourcing of vehicles, which are typically sourced from manufacturers and other suppliers. However, our Ji’nan dealership has ceased operations pending the resolution of certain legal proceedings, and we sold fewer than 200 new cars in 2019. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information.

Auto Loan Financing Facilitation

The availability of financing for car sales at Kaixin’s Dealership Outlets is a critical component of the vehicle purchase process. Having an array of financing sources increases likelihood of credit approval, expands financing opportunities for customers and mitigates business risks for dealerships. As of December 31, 2019, Kaixin’s financing facilitation network extended to approximately 400 dealers in over 28 cities. In its financing facilitation business, Kaixin provides customers access to credit across a wide range of the credit spectrum through its partnership with financing partners. These partnerships cover Kaixin’s dealerships as well as a number of other third-party dealers in cities across China. Kaixin also cooperates with other major PRC financing partners through one of its major consumer financing affiliates. In addition to its relationship with these partners, dealerships may partner with other local financing providers.

Kaixin utilizes its sales team, Dealership financial managers and sales agents, as well as representatives from its financing partners, to promote automotive financing solutions and explain the key terms to prospective car buyers. Kaixin provides credit application forms to, and collect completed applications from, prospective car buyers. There is typically an interim period between the financing approval and the disbursement of funds of up to a few weeks. To address this, Kaixin typically provides interim financing to our Dealerships to allow them to complete sales and allow customers to begin to enjoy their purchased vehicles immediately. Kaixin records such interim financing on its balance sheet as current assets. Kaixin’s interim financing is repaid when customers register their vehicles as collateral to the lending bank, which then releases the funds to it.

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

Value-Added Services

In addition to car sales and auto loan financing facilitation, Kaixin offers a number of value-added services to its customers. Kaixin provides these value-added services, including insurance and extended warranties, through its own Dealerships as well as certain other dealers.

Kaixin’s scale and ability to provide an effective channel for insurance brokers and companies to acquire customers have enabled it to negotiate more favorable standard terms for car buyers. Kaixin earns service fees from insurance and extended warranty policy brokers for facilitating the sale of such insurance products.

•	Insurance. In the third quarter of 2017, Kaixin started to facilitate the sale of insurance products for insurance brokers. Kaixin is able to provide insurance brokers and companies with access to a large number of car buyers, making it a natural and highly efficient partner for them to promote their insurance products. The insurance products currently offered through Kaixin’s platform are related to accident insurance and related products. Kaixin plans to collaborate with additional insurance brokers and companies to facilitate the offering of new types of insurance policies, as Kaixin gains further experience in facilitating insurance products.

•	Warranties. Beginning in the second quarter of 2018, Kaixin has served as a distribution channel for automobile extended warranty providers to offer their products to its customers.

Kaixin’s Dealership Network

As of December 31, 2019, Kaixin had 14 Dealerships. Kaixin’s network of Dealerships is focused primarily on tier 2 and below cities, where we believe the mix of cost structure, consumer demand and opportunity for growth is most favorable. Below graphic illustrates the scale of Kaixin’s network as of December 31, 2019:

Dealership Evaluation and Selection Process

In expanding its network of dealerships, Kaixin carefully considers potential markets and conducts a systematic evaluation of each potential new site, using a scoring system that it has developed internally. In its scoring system, Kaixin considers a number of factors in the area served, including:

•	location, nature and quality;

•	population density;

•	age distribution and average disposable income of consumers;

•	spending patterns, dining habits and frequency of consumers;

•	locations of other car dealerships;

•	estimated customer traffic;

•	structure of the dealership, including availability of showroom and parking space; and

•	rental costs, lease economics and estimated return on investment.

Due to its active and systematic evaluation process, Kaixin is able to maintain a robust pipeline of potential Dealerships and locations. In addition, Kaixin also recommends suitable locations for its existing Dealerships to expand their operations.

Management of Dealerships

Kaixin has adopted an operating model for its auto sales business which we believe aligns the economic interests of Kaixin’s Dealerships with its overall business. Kaixin provides capital, a unified brand, a technology system and operational coordination to its Dealerships, in which it retains majority control. Under this model, all of the cash flows, operational activities and financial and accounting recordkeeping across its Dealerships are centrally managed. Marketing and promotional activities are also centrally managed, although certain aspects may be executed at the Dealership level. Kaixin also supports Dealerships with its Dealer SaaS Platform. Powered by big data and AI, the platform provides its Dealerships with market insights and dealer management functionality, including inventory management, used car assessment, customer management, order management, financing management and reporting, and assists Dealerships in making day-to-day operational decisions. It also empowers its Dealerships’ sales via data mining, analysis of existing customer data and online lead generation.

Kaixin believes that its Dealership model promotes customer loyalty and provides significant operational advantages, by introducing standard practices, such as operational rules, legal documentation and processes. It also creates a common culture to promote bonding and buy-in among Kaixin’s direct employees, dealers and other workers across its platform.

Kaixin’s internal team for Dealership management is responsible for day-to-day operational matters as well as development and expansion of its Dealership network. One of their responsibilities is to monitor compliance with the operational obligations for the management of Kaixin’s Dealerships. We refer to these obligations as the “constitution” governing the management of Kaixin’s Dealerships.

They include:

•	synchronization of the financial system, business processes and rules and regulations with Kaixin’s platform, such as:

o	financial regulations, which cover use of funds, revenue recognition and other accounting regulations;

o	vehicle procurement standards;

o	vehicle evaluation and quality control, relating to used car evaluation, certification and pricing;

o	inventory management, which covers warehousing and outbound regulations;

o	vehicle sales regulations, which cover display and marketing;

o	personnel and organization structure regulations; and

o	management regulations, which relate to facility development and management;

•	adoption of Kaixin’s Dealer SaaS system, which is the primary tool for monitoring compliance; and

•	adoption of Kaixin’s governance structure, which requires that the board of each special purpose holding company that holds the ownership interests in one or more dealerships consists of three directors, two of whom are appointed by Kaixin.

In the event that these conditions are not fulfilled, Kaixin is entitled to recourse against the seller of the Dealership or terminate the equity purchase agreement. Kaixin also has the option to terminate the equity purchase agreement in certain circumstances, including but not limited to, the death or incapacity of the seller, issues of integrity or criminal conviction of the seller, material default by the seller, or our failure to complete an initial public offering within three years following signing of the relevant equity purchase agreement due to third-party reasons or force majeure. A seller may suspend or terminate Dealership services voluntarily or involuntarily due to various reasons, including our failure to complete an initial public offering within three years following entry into the relevant equity purchase agreement for reasons other than third-party reasons or force majeure. In connection with the Kaixin Offering, Kaixin entered into amendment agreements with Dealership operators in January 2019 pursuant to which it was confirmed that the Kaixin Offering qualifies as an initial public offering, and that Renren will be responsible for settling contingent obligations to Dealership operators and indemnify Kaixin for related liabilities.

Kaixin’s relationships with its dealerships are described in further detail below under “—Certain Legal Arrangements—Legal Arrangements with Dealerships.”

Certain Legal Arrangements

Kaixin has entered into a series of legal arrangements with its dealerships, platform participants and other related parties, which are described in further detail below.

Legal Arrangements with Dealerships

Equity Purchase Agreement

One of Kaixin’s variable interest entity, Shanghai Jieying, is the contracting party under the equity purchase arrangements relating to its Dealerships, as supplemented from time to time. In addition to the equity purchase agreements, Kaixin also purchased all car inventories from each dealership for cash at fair value. Pursuant to the relevant equity purchase agreement, Shanghai Jieying, as purchaser, agrees with the shareholder(s) of an existing car dealership, as seller(s), to purchase a majority interest in the business according to the terms summarized below:

•	The shareholder(s) of the dealership agree to set up a new special purpose holding entity to which the shareholder(s) transfer the eligible assets, employees and business contracts owned and leased by the existing dealership to Shanghai Jieying. In turn, Shanghai Jieying agrees to subscribe for a portion of the equity from the seller(s) and contributes cash to the new entity to ultimately hold 70% of the equity interests in the new entity, consisting of 40% of the equity interests in the new entity transferred from the seller(s), or the Transferred Equity, and 30% of the equity interests in the new entity as a capital increase of the new entity, or the New Equity.

•	As consideration for the Transferred Equity, Shanghai Jieying agrees to pay to the shareholder(s) shares issued by Kaixin or other future overseas holding entity of Shanghai Jieying, or the Listing Entity, to the seller(s) or seller’s overseas holding entity, at the per share valuation in the listing of the Listing Entity, or the Listing, calculated as follows:

•	First Payment: The amount of the first payment is calculated as all pre-tax operational profit generated by the special purpose holding company prior to the Listing multiplied by Shanghai Jieying’s ownership percentage in the special purpose holding entity.

•	Subsequent Payments: The total amount of the subsequent payments is calculated as all pre-tax operational profit generated by the special purpose holding company during the relevant performance benchmark period, multiplied by Shanghai Jieying’s ownership percentage in the special purpose holding company, multiplied further by a factor of 12, payable in five equal installments.

•	The calculation method of the acquisition price involved in the special purpose holding company’s acquisition and opening of a new Dealership Outlet is the same as the above provisions, but the date of calculation of the specific performance benchmark period is determined by the board of directors of the special purpose holding company.

•	Each subsequent payment is subject to adjustment based on a performance target of a compound growth rate of the special purpose holding company’s profit of 110%, using the initial performance benchmark period as the baseline. In the event that the special purpose holding company’s performance exceeds the target for the year, the share consideration payable to it is increased proportionally, but the number of additional shares shall not exceed 150% of the number of shares nominally payable for such performance benchmark period. In the event that the special purpose holding company’s performance is lower than the target for the relevant year, the value of the share consideration payable to it shall be proportionally reduced, subject to a bottom limit of 50% of the value of the shares nominally payable for the relevant period.

The initial performance benchmark period is defined as the twelve-month period immediately prior to the completion of the Listing, if the holding company’s performance inclusion date, which is the date of the first month following inclusion of the relevant holding company’s results in Kaixin’s financial reporting, is at least 12 months prior to the date of the Listing. In the event that the special purpose holding company’s performance inclusion date is less than 12 months prior to the completion of the Listing, then each performance benchmark period is calculated as the twelve-month period following its performance inclusion date.

The agreement further provides that on the date when the special purpose holding company opens a new Dealership Outlet or acquires other car dealership business, a separate performance metric may be agreed upon by the parties starting from such date, with the specific performance evaluation method for the new or acquired business is agreed upon by both parties.

In the case of Kaixin’s Dealerships, each city is covered by a single, separate special purpose holding company, which operates one or more Dealership Outlets in the relevant city. As of December 31, 2017, 2018 and 2019, we carried contingent consideration with a fair value amounting to US$66.8 million, US$105.7 million and US$1.0 million, respectively.

In connection with the Kaixin Offering, Kaixin entered into amendment agreements with Dealership operators in January 2019 pursuant to which it was confirmed that the Kaixin Offering qualifies as a Listing, and that Renren will be responsible for settling contingent obligations to Dealership operators and indemnify Kaixin for related liabilities.

Ancillary Agreements with Dealerships

In addition to the equity purchase agreements governing the major aspects of the legal and financial relationships between Kaixin and the partners with whom it works to operate its Dealerships starting in 2018, Kaixin has also entered into a series of ancillary agreements which are generally designed for compliance with PRC laws and regulations and for value-added tax optimization purposes. Revenue for 2018 was primarily generated from transactions under these ancillary agreements and we expect future revenue from automobile sales to be primarily generated from transactions under these ancillary agreements. Prior to 2018, Kaixin’s used car purchase and sale agreements generally resulted in Shanghai Jieying being considered as the legal owner of such vehicles, including while they were held in inventory.

The following is a summary of the typical key terms of the ancillary agreements Kaixin enters into in connection with its auto sales operations since 2018. Kaixin may depart from these terms from time to time based on local conditions, counterparty demands, tax or regulatory considerations or other reasons.

•	Used Vehicle Purchase Agreement. Pursuant to the agreement among the owner of a used car as seller, a senior member of management of Shanghai Jieying, or a Jieying Executive, as purchaser, and a Dealership employee, as registered owner:

o	A Jieying Executive is to purchase the used car and register it in the name of a designated employee of the relevant Dealership.

o	Shanghai Jieying provides technology consulting services and operational management system services to the Jieying Executive, who in turn pays service fees to Shanghai Jieying.

•	Used Car Agency Services Agreement. Pursuant to the agreement among Shanghai Jieying, a Jieying Executive, the relevant Dealership and the shareholders of such Dealership:

o	The Jieying Executive entrusts the Dealership to purchase, sell, manage, repair and show used cars on his or her behalf.

o	Shanghai Jieying pays a monthly fee to the Dealership based on the business performance of the Dealership.

o	The Jieying Executive is to complete the transfer procedures for the purchase and sale of automobiles.

•	Vehicle Consignment Agreement. Pursuant to the agreement between a Jieying Executive, as principal, and a Dealership employee, as agent:

o	The Jieying Executive authorizes the Dealership employee to purchase a vehicle on his or her behalf.

o	The Jieying Executive authorizes the Dealership employee to register such Dealership employee as the named transferee of the vehicle and the owner of the vehicle, while the Jieying Executive retains legal ownership of the vehicle.

o	When the vehicle is sold by the Jieying Executive, the Dealership employee is to handle third-party transfer procedures in a timely manner.

•	Loan and Service Agreement. Pursuant to the agreement between a Jieying Executive, as borrower, and Shanghai Jieying, as lender:

o	Shanghai Jieying provides loans to the Jieying Executive for purchasing used cars.

o	Proceeds from used cars sold by the Jieying Executive on behalf of Shanghai Jieying are used in their entirety to repay the loan. Proceeds in excess of the principal are designated as a service fee paid to Shanghai Jieying from the Jieying Executive.

•	Used Vehicle Sales Agreement. Pursuant to the agreement among a Jieying Executive, as seller, a customer, as purchaser, a designated Dealership employee, as the registration transferor, and Shanghai Jieying, as service provider:

o	When the Jieying Executive sells a used car to the customer, the automobile registration is transferred from the Dealership employee to the customer. The sale proceeds are transferred to the account designated by the management employee of Shanghai Jieying.

o	Shanghai Jieying provides technology consulting services and operational management system services to the Jieying Executive, who in turn pays service fees to Shanghai Jieying, which are deducted from the proceeds of the car sale.

To illustrate, when Kaixin sources an automobile pursuant to a Used Vehicle Purchase Agreement, the seller is entitled to payment for the car, and the legal title is transferred to a Jieying Executive, with the registration in the name of one of a Dealership employees. The Jieying Executive is authorized to enter into this purchase agreement pursuant to the Used Vehicle Agency Agreement, and the Dealership employee similarly is authorized to enter into the agreement pursuant to the Vehicle Consignment Agreement. Funds are paid directly by Shanghai Jieying to the seller of the car.

When a used car is sold, the Jieying Executive transfers the legal ownership to the purchaser, while the Dealership employee completes the registration transfer from his or her name to the name of the purchaser. The proceeds are remitted to Shanghai Jieying.

Based on the agreements, neither the Jieying Executive nor the Dealership employee bears any risk of loss or has any future economic benefit. Neither party ever places their own funds at risk and any potential losses resulting from the purchase and sale of the car are borne by Shanghai Jieying. Similarly, neither of these individuals is able to benefit from the expected increase in the price of the car resulting from completion of sale to a third-party customer; all of the future economic benefit is remitted directly to Shanghai Jieying. Additionally, Shanghai Jieying effectively controls the entire process starting from the purchase of the car, including from whom to purchase a car, the purchase price, and ultimately the sale of the car to a third party. In addition, Shanghai Jieying has the sole directive as to which Jieying Executive will enter into the Loan and Service Agreement with Shanghai Jieying and to which Dealership employee it will assign the registration of the car. Furthermore, it is within Shanghai Jieying’s sole power to redirect the Loan and Service Agreement and title and registration of the car.

When the special purpose entity holding one of our Dealerships is formed, the prior owner holds 30% of the equity interests in the entity, and Shanghai Jieying holds 70% of the equity interests. Kaixin provides inventory financing to these Dealerships using its own funds as well funds from as third-party financing partners. Kaixin also monitors the financial performance of its Dealerships on a real-time basis through its Dealer SaaS platform.

Arrangements with Certain Other Dealers

In addition to its Dealerships, Kaixin also engages with certain other dealers through its platform, primarily to meet its inventory needs by collaborating with them and providing them with financing. Kaixin works with both large dealers, who may have a broader and more diverse inventory collection and more need for its financing services, and small dealers, who may have better local knowledge or offer their inventory on more attractive terms. In 2018, Kaixin initiated the Kaixin Affiliated Network Dealer program. Under this program, dealers may enter into Kaixin Affiliated Network Dealer arrangements pursuant to which they sell to Kaixin used car inventory for display in our showrooms, subject to a profit sharing agreement pursuant to which they are entitled to a portion of the sale profits. Under the Kaixin Affiliated Network Dealer program, Kaixin may advance funds for the purchase of used car inventory, which differentiates the program from ordinary consignment sales arrangements, which Kaixin utilized prior to 2018.

The inventory of a Kaixin Affiliated Network Dealer is subject to the same quality standards as all of its other used cars on offer, including our inspection process consisting of over 140 steps. In the event that a car is not sold within 45 days, Kaixin is authorized to sell it back at the purchase price. Kaixin also supports dealers with its Dealer SaaS Platform, which provides market insights and dealer management functionality. These services significantly strengthen Kaixin’s relationships with dealers, which in turn enhance the value of its platform to financial institutions, car buyers and other dealers.

As of December 31, 2019, our Kaixin Affiliated Network Dealer Network included 1,200 dealers, representing approximately 1.2% of used car dealers in China. As of the same date, our Kaixin Affiliated Network Dealer Network covered 62 cities in 28 province-level administrative regions in China.

Kaixin manages its relationships with affiliated network dealers through a dedicated in-house team. Responsibilities of this team include sourcing, review and approval of dealer financing relationships, monitoring of vehicles sourced from dealers, and management of its dealer database. Kaixin monitors performance data on a real-time basis through its Dealer SaaS system.

To ensure the quality of its dealer network as well as to prevent potential fraud risk, Kaixin has implemented rigorous procedures to screen dealers based on their licensing status, operational history, scale, location and various other factors. Kaixin maintains an internal blacklist of fraudulent dealers, and Kaixin also uses a third-party database to identify whether a dealer has been involved in significant lawsuits. Kaixin’s screening procedures include an on-site visit, during which its sales team interviews the dealership manager, examines the dealer’s business licenses and makes inquiries about its business. Kaixin’s sales team records its findings electronically in its sales management system and submits the findings electronically to a group of around ten supervisors based at Kaixin’s headquarters, who make the final decision as to whether the dealer can join the Kaixin network.

Through its sales management system, Kaixin constantly monitors and evaluates dealer performance, including factors such as the quality of vehicles it sources from them, as well as the dealership’s sales performance.

Legal Arrangements with Financial Institutions

Financial institutions are important business partners to Kaixin’s platform. Kaixin acts as a key channel partner for financial institutions to participate in the rapidly expanding and dynamic automotive finance industry in China. Traditional financial institutions typically lack the necessary technology, human resources, industry specialization and/or geographic reach to provide automotive financing, especially in tier 2 and below cities. Kaixin’s services enable financial institutions to broaden their reach to car buyers through its apps and network of Dealerships. Kaixin’s collaboration with financial institutions has enabled it to scale up its business and facilitate a large number of car sales without straining its own capital resources. In 2019, approximately 12.8% of Kaixin’s car sales were supported by a financing arrangement. Kaixin receives service fees from financial institutions for facilitating automotive financing transactions to car buyers. As of December 31, 2019, Kaixin was in collaboration with several third-party financial institutions.

Through its VIE, Shanghai Jieying, Kaixin entered into agreements with Ping An Bank, for whom it sources customers who take out loans from the bank. Pursuant to these agreements, Kaixin directs its Dealerships to offer loans to customers when making a sale. When a loan is made, the financing partner pays service fees to Shanghai Jieying, calculated based on the principal amount of the loan and the interest rate, provided that the term of the loan shall be three years. Kaixin’s cooperation agreement with Ping An Bank expired on June 30, 2020, and there is no current plan to renew the agreement in the near term.

Kaixin’s agreement with another financing partner similarly provides for service fees to be paid to it in connection with auto loan financing referrals, which is calculated based on the principal amount of the loan, the annual percentage rate, adjusted for market fees, processing fees, appraisal fees and security fees, if applicable. The term of such agreement ends in March 2022.

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

We launched Chime in August 2016. Our Chime team consists of 205 employees as of December 31, 2019, among which 114 employees are responsible for research and development, 75 employees are responsible for sales and 16 employees are responsible for operations and general administration. Our Chime research and development team is based in Beijing and Wuhan and our Chime sales and operation teams are based in Utah. This business is still in an early stage.

In August 2017, we acquired 100% of Geographic Farming, LLC, a 360° real estate marketing and media service provider. Geographic Farming provides fully customizable lead capture landing pages that offer multiple home value estimates. We have enhanced Geographic Farming with Chime’s customer relation management solution.

Sales and Marketing

Automobile Sales

We believe that the customer base for our Kaixin business is similar to the overall market for premium automobiles. To date, the growth of our Kaixin automobile sales business has primarily been through customer referrals. We also believe that our strong customer focus ensures customer loyalty which will drive both repeat purchases and referrals. Kaixin’s sales are primarily made in-store, but we have invested heavily in online sales channels, including through the Kaixin app and web interfaces. We also utilize other online vertical channels such as Autohome and 58.com. We believe that this is a key advantage over our competitors, whether traditional dealers, who do not have a strong online presence, or online-only competitors, who lack the offline infrastructure and in-store experience that Kaixin is able to provide.

Marketing and Brand Promotion

Kaixin believes that brand recognition is important to its ability to attract users. Kaixin co-brands its Dealerships, many of which have an established local brand, to associate their existing brands with the Kaixin brand. “Kaixin” means “happiness” in Chinese and has had strong impact and positive responses in other applications, including a social gaming platform previously operated by Renren. By empowering its Dealerships with this highly recognizable brand name, Kaixin aims to help them gain further credibility and trustworthiness.

To date, user recognition of the Kaixin brand has primarily grown organically and by referrals, and Kaixin has built its brand with modest marketing and brand promotion expenditures. To encourage such organic growth, Kaixin focuses on continuously improving the quality of its services, as it believes that satisfied customers and their friends are more likely to recommend its services to others. In addition, Kaixin work with Dealerships on marketing initiatives to further leverage its brand value. Kaixin’s Dealerships also engage in certain other promotional activities, including placement of local radio ads. Kaixin has disposed of the right to use the Renren brand to the purchaser of our SNS business. See “Item 4. Information on the Company—A. History and Development of the Company—Sale of SNS Business.”

We anticipate that our future sales and marketing expenses will consist primarily of performance-based advertising, with the focus of driving traffic that will translate into customer purchases. We believe this is an appropriate strategy in the premium used car market, where customers are widely distributed and engage in used car transactions relatively infrequently. We expect that these advertisements will generally fall into three areas: vertical automotive media, selected online channels and selected offline channels. In addition to paid channels, we intend to attract new customers through enhancing our media and public relations efforts, including organic marketing to enhance its reputation. Although we may have to expand our promotions from time to time, especially when we launch new services or products, we expect our marketing expenses for these promotions will be relatively small when compared to those of our principal competitors.

Customer Services

Each of Kaixin’s Dealerships has a team of customer support specialists who provide assistance to customers. Our specialists are available to assist customers with questions that arise throughout the car purchase process. These specialists are available via online chat or telephone and help customers navigate the website, answer specific questions and assist in loan applications. We take a consultative approach with customers, offering live support and acting as a trusted partner to guide them through each phase of the purchase lifecycle. We are committed to providing customers with a high quality transaction experience. The effectiveness of the Kaixin model is reflected in its strong customer referrals. We focus on developing our customer support specialists and providing them with the information and resources they need to offer exceptional customer service.

Customer Lifecycle

Kaixin’s customers typically experience the following service stages:

•	Search and Discovery. Kaixin attracts customers through a variety of channels, including referrals, walk-ins, especially for certain of its Dealerships located in prime areas, and online performance-based advertising. Kaixin believes referrals are key to its customers as they will want to purchase used cars from a business they can trust. Kaixin’s website and mobile apps allow prospective car buyers to instantly browse, research, filter and identify vehicles that interest them from an inventory of hundreds of automobiles that Kaixin offers for sale at any given time. Kaixin has also developed a series of innovative features to enhance customer experience and enable better product discovery, such as engaging images and other content, as well as easy-to-use site navigation tools and personalization features. In addition, Kaixin also utilizes other online vertical channels such as Autohome and 58.com. When customers click on listings, they are able to leave their contact information, which will be forwarded to Kaixin’s sales team at the relevant Dealership. A member of the Dealership sales team will make an appointment with the customer to visit the showroom.

•	Transaction Execution. A customer may decide to purchase a vehicle on the first visit to a Kaixin showroom, although in the premium segment, customers often spend some time before making a final purchase decision. Once a purchase decision has been made, the customer is able to complete the purchase at a Dealership Outlet and if desired, apply for a loan to purchase the car through one of our partners. They are able to complete purchases rapidly, pending only approval of financing when it is required. Once a loan is approved by one of Kaixin’s main financing partners, there is typically a waiting period of up to a few weeks before the bank releases the loan funds to the customer. Kaixin uses its own capital during the interim period between approval and release of funds by the financing partner. Kaixin strives to limit hidden fees, such that a single price it charges includes transfer of title and registration fees.

•	Financing and Payment. Through Kaixin’s financing partners, Kaixin offers down-payment and monthly payment combinations that allow customers to choose their preferred financing. Kaixin has integrated its system with that of its financing partner to allow customers to apply for financing online or on-site at Kaixin’s Dealership Outlets.

•	Trade-in. In the event a customer wishes to trade in an existing car, Kaixin can quickly provide a price estimate with our technology system powered by big data analytics. Kaixin typically offers favorable trade-in terms in connection with sales.

•	Post-sale customer care. Once customers receive their cars, Kaixin’s customer service representatives manage the post-sale coordination and service call process. Kaixin believes its post-sale services help cement the confidence of its customers in the quality of its vehicles, which in turn leads to referrals and repeat business.

Competition

The PRC automobile marketplace is highly fragmented. There are more than 100,000 used car dealerships in the PRC, but the top 100 used car auto dealers collectively has less than 10% market share by trading volume, according to iResearch. A number of used vehicles are also bought and sold through privately negotiated transactions.

Kaixin primarily competes on the basis of its deep understanding of consumer needs and offering of numerous product choices from its substantial inventory.

Kaixin’s Technology

Kaixin’s business is driven by data and technology at all stages of the process, from inventory purchasing, reconditioning, photography and annotation through online merchandising, sales, financing, logistics, and delivery. Our proprietary and exclusive technology portfolio includes the following aspects:

Customer Interface

Through Kaixin’s mobile apps and website, Kaixin allows customers to conveniently browse vehicle inventory, arrange visits to showrooms, and understand the car buying process. Users are also able to pay deposits online once an automobile is selected and reserve it for purchase. Users who desire to sell their cars to Kaixin are able to input information to receive an estimate for the sale of their car.

Dealer SaaS System

Kaixin’s Dealer SaaS system is designed to cover every aspect of a car dealer’s daily operations, including finance, inventory, sales, procurement, vehicle assessment, and value-added services to improve operational efficiency. Kaixin also provides market data insights to assist dealers in their inventory procurement and marketing. All of its Dealerships can use this platform. In addition, Kaixin’s platform is open to Kaixin Affiliated Network Dealers. Any premium car dealer will be able to provide quality cars to our inventory system for other car dealers to choose from, improve the sharing and exchange of vehicle information and help increase turnover. The Dealer SaaS system is supported by cloud-based functions, and we also provide certain functions via Kaixin’s mobile apps and website.

The following graphic depicts the structure and functions of Kaixin’s Dealer SaaS platform:

Big data analytics

Kaixin’s big data analytics system collects over 20 million data points daily, covering approximately 490 cities. After de-duplication, data normalization and anomaly removal, these data yield approximately 5 million unique, highly relevant data items related to used vehicles for further analysis. Key inputs for this system include used car make, model, pricing and sales data, which Kaixin gathers from most major online used car vehicle data sources in China at a national level. Kaixin also leverages data sourced from Che Yi Pai, a B2B used car auction service provider. These data provide a 360-degree view of market conditions using AI technology. Kaixin derives auto listing volumes and historical supply and demand trends; sales data at the province level; and pricing and sales data at the municipality level, to generate actionable insights for its business, including inventory analysis, procurement intelligence and trend tracking. For instance, Kaixin is able to generate supply and demand curves for used cars of various models, brands and prices for specified time periods and in specified provinces and cities.

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

In March 2018, Renren transferred to Kaixin the kaixin.com domain name and, in May 2018, an affiliate of Renren granted Kaixin an exclusive license to use its “Kaixin” brand. Further, Kaixin has registered its brand name “开心汽车” which translates to “Kaixin Auto” in class 35 for services including promotion for others, purchase for others, providing online markets for sellers and purchasers of goods and services, marketing, etc., which is crucial to our business. However, trademark registrations in other categories related but less crucial to our business, including automobile maintenance, have not been obtained by Kaixin or an affiliate of Renren. Therefore, for such business, Kaixin is unable to prevent any third party from using the Kaixin brand for business that is the same or similar to ours. As China has adopted a “first-to-file” trademark registration system and there are trademarks similar to our brand which have been registered in those categories that are related to our business, We may not be able to successfully register our brand and may be exposed to risk of infringement with respect to third party trademark rights. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our own intellectual property rights may be infringed, which could materially and adversely affect our business and results of operations.”

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

Regulations on Value-Added Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations which draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” The Telecommunications Regulations were subsequently revised in 2014 and again in 2016. In December 2015, the MIIT published the Classification Catalogue of Telecommunications Services, or the Catalogue, which took effect on March 1, 2016 and most recently updated on June 6, 2019. The first catalogue was published in September 2000 and was subsequently amended in 2001 and 2003, respectively. Under the Catalogue, “value-added telecommunication services” was further classified into two sub-categories and 10 items. Internet content provision services, or ICP services, is under the second subcategory of value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

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

To comply with these laws and regulations, each of our ICP operators, Shanghai Jieying, Qianxiang Wangjing and Wole Shijie holds an ICP license.

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

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law and the Implementation Regulations reference a negative industry list for foreign investment’s access into various PRC domestic industries. This negative list has been updated from time to time by the State Council and sets forth industry sectors prohibited to foreign investment. According to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019) issued on June 30, 2019, or the Negative List, the ultimate foreign equity ownership of a value-added telecommunications service provider in the PRC may not exceed 50%.

The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to the judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Negative List as void because the contracts have not been approved or registered by administrative authorities. In addition, courts in China shall support contracted parties who claim (i) foreign investment contracts for sectors prohibited by the Negative List as void, or (ii) foreign investment contracts in sectors where foreign investment is restricted as void because the contracts have violated the restrictions in the Negative List.

To comply with these regulations, we operate our websites through our PRC domestic companies, Qianxiang Wangjing and Shanghai Jieying, each of which holds the relevant licenses and permits.

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

On December 15, 2019, the Cyberspace Administration of China promulgated the Regulations on the Ecological Governance of Network Information Content, effective from March 1, 2020, which specify the content scopes that are encouraged, prohibited or prevented from producing, re-producing and publishing. The network information content producers should take measures to prevent and resist the production of content that, among others, uses exaggerated titles that are inconsistent with the content, may incite racism or discrimination against geographic region, and propagates gossip and scandals. The network information content service platforms should fulfill the main responsibility of content management and establish an ecological governance mechanism of the network information, improve system for user registration, account management, information publishing review, emergency response, and etc. The network information content service users, network information content producers and network information content service platforms should not, through manual or technical means, carry out acts, such as traffic falsification, traffic hijacking, false registration of account IDs, illegal trading of account IDs, or manipulation of user account IDs, that destroy network ecology.

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

On November 15, 2018, the Cyberspace Administration of China and the Ministry of Public Security jointly promulgated the Regulations for the Security Assessment of Internet Information Services Having Public Opinion Properties or Social Mobilization Capacity, which deems microblogging, live streaming, information sharing services as internet information having public opinion properties or social mobilization capacity. The service providers providing such services are required to conduct security assessments when they launch new online services, expand the functionality of their existing services, introduce new technologies or applications, experience a significant increase in user base, witness the spread of unlawful or harmful information, or any other circumstance identified by the cybersecurity authorities. These service providers are required to submit security assessment reports to the local cybersecurity authorities and public security bureau via the National Internet Security Management Service Platform

On January 23, 2019, the Cyberspace Administration of China, the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages APP operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified APPs.

On March 15, 2019, the Cyberspace Administration of China and the State Administration for Market Regulation jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users. The institution designated for this certification is the China Cybersecurity Review Technology and Certification Center, and this institution has the right to appoint testing agencies to inspect technical capabilities and business operations for the certification.

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

On August 22, 2019, the Cyberspace Administration of China issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians.

On October 31, 2019, the MIIT issued the Notice to Rectify Mobile Apps’ Infringement on Users’ Interests, announcing that it will launch a rectification program on mobile App service providers and distribution service providers, including App stores, from November 6, 2019 to December 20, 2019. The inspection covers the illegal collection and usage of personal information, unreasonable request for user authorization, and obstacles for users to cancel their accounts. On December 19, 2019, the MIIT issued a list of mobile apps that failed to pass its inspection, and none of the mobile apps developed by our company was named.

On November 28, 2019, the Cyberspace Administration of China, MIIT, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by APPs, which list six types of illegal collection and usage of personal information, including “not publishing rules on the collection and usage of personal information” and “not providing privacy rules.”

To comply with these laws and regulations, we require our users to accept a user term whereby they agree to provide certain personal information to us, and have established information security systems to protect users’ privacy and have filed them with the MIIT or its local branch as required.

Regulations on Financing Leasing

In September 2013, the Ministry of Commerce issued the Administration Measures of Supervision on Financing Lease Enterprises, or the Leasing Measures, to regulate and administer the business operations of financing lease enterprises. According to the Leasing Measures, financing lease enterprises are allowed to carry out financing lease business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, the Leasing Measures prohibit financing lease enterprises from engaging in a financial business such as accepting deposits, and providing loans or entrusted loans. Without the approval from relevant authorities, financing lease enterprises shall not engage in inter-bank borrowing and other businesses. In addition, financing lease enterprises are prohibited from carrying out illegal fund-raising activities in the name of financing lease. The Leasing Measures require financing lease enterprises to establish and improve their financing and internal risk control system, and a financing lease enterprise’s risk assets shall not exceed ten times of its total net assets. Risk assets generally refer to the adjusted total assets of a financing lease enterprise excluding cash, bank deposits, sovereign bonds and entrusted leasing assets.

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

On January 28, 2019, the National Development and Reform Commission along with other nine departments jointly promulgated the Implementation Plan of Promoting Consumption and Forming Strong Domestic Market (2019), which encouraged overall cancellation of restrictions on the cross-region transfer of used automobiles and provided that the VAT for used automobile distribution enterprises should be deemed as the VAT for sales of used products at the rate of 2%.

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

Software products. In China, holders of computer software copyrights enjoy protections under the Copyright Law. Various regulations relating to the protection of software copyrights in China have promulgated, including the Copyright Law, which was originally promulgated in 1990, the Regulation for the Implementation of the Copyright Law, which originally came into effect in September 2002, and the Measures for the Registration of Computer Software Copyright, which were issued by the National Copyright Administration in 2002. Under these regulations, computer software that is independently developed and exists in a physical form is protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights, exclusive licensing and transfer contracts with the Copyright Protection Center of China or its local branches is encouraged. Such registration is not mandatory under Chinese law, but can enhance the protections available to the registered copyrights holders. The Computer Software Copyright Registration Procedures, issued by the National Copyright Administration in 2002, apply to software copyright registration, license contract registration and transfer contract registration. We have registered 44 computer software copyrights in compliance with the above rules and to take advantage of the protections under them.

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

Domain Names. In 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names. These measures regulate the registration of domain names, such as the first tier domain name “.cn.” In November 2014, the CNNIC issued the Rules of First-Tier Domain Dispute Resolution, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered domain names including xiaonei.com, kaixin.com and chimeroi.com. In December 2013, we entered into a Registry Agreement with ICANN, which grants us the right to use the generic top level domain name ..ren.

Regulations on Anti-unfair Competition

Under the Anti-Unfair Competition Law, effective in 1993 and most recently revised in 2019, a business operator is prohibited from carrying out acts intending to cause confusion, which would mislead others into thinking that its products belong to another party or that there is an association with another party, by:

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

Regulations on Foreign Exchange

Under the Foreign Currency Administration Rules, if documents certifying the purposes of the conversion of Renminbi into foreign currency are submitted to the relevant foreign exchange conversion bank, the Renminbi will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of SAFE or its local counterpart.

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

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, also known as SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

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

As of December 31, 2019, the registered capital of our wholly foreign-owned subsidiary Shanghai Renren Automobile Technology Group Co., Ltd., or Renren Automobile, was RMB50.0 million (US$7.2 million), which has not been paid in. Renren Automobile has not made any profits to date, and thus is not subject to the statutory reserve fund requirement. Renren Automobile has not and will not be able to pay dividends to our offshore entities until it generates accumulated profits and meets the requirements for statutory reserve funds. As of December 31, 2019, Renren Automobile had an accumulated deficit of approximately US$0.01 million in accordance with PRC accounting standards and regulations.

As of December 31, 2019, the registered capital of our wholly foreign-owned subsidiary Qianxiang Shiji was US$180.0 million, with paid-in capital of US$175.0 million. Qianxiang Shiji has not made any profits to date, and thus is not subject to the statutory reserve fund requirement. Qianxiang Shiji has not and will not be able to pay dividends to our offshore entities until it generates accumulated profits and meets the requirements for statutory reserve funds. As of December 31, 2019, our PRC subsidiary Qianxiang Shiji had an accumulated deficit of approximately US$46.5 million in accordance with PRC accounting standards and regulations.

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

Under these rules, for PRC resident individuals who participate in stock incentive plans of overseas publicly listed companies, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by relevant laws and regulations, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file on behalf of such resident an application with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or share option exercises, as PRC residents may not directly use oversea funds to purchase shares or exercise share options. In addition, within three months after any substantial changes to any such stock incentive plan, including any changes due to a merger or acquisition or changes to the domestic or overseas custodian agent, the domestic agent must update the registration with SAFE.

Under the Foreign Currency Administration Rules, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementing rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. The foreign exchange proceeds from the sales of shares can be converted into Renminbi or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If share options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

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

C.       Organizational Structure

The following diagram illustrates our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

Renren Inc.
(Cayman Islands)
CIAC/ChinaInterActive Corp
("CIAC")
(Cayman Islands)
100%
100%
71.7%
Renren Gongying Inc.
(Cayman)
Renren Giantly Limited
(Hong Kong)
Kaixin Auto Holdings
(Cayman Islands)
100%
100%
100%
Renren ZHCH Holdings
Inc. (Cayman)
Chime Technologies, Inc
(Delaware/USA)
Kaixin Auto Group
(Cayman Islands)
100%
Renren U.S. Holdco, Inc.
(Delaware)
100%
100%
100%
100%
Trucker Path Inc.
(USA)
Lofty US, Inc.
(Arizona)
Fenqi Winday
Company Limited
(Hong Kong)
100%
Renren Finance, Inc.
(Cayman Islands)
Jet Sound Hong Kong
Company Limited
(Hong Kong)
Outside China
Inside China
Qianxiang Shiji
Technology
Development (Beijing)
Co., Ltd.
("Qianxiang Shiji")
100%
100%
100%
Shanghai Renren
Financial Leasing Co.,
Ltd.
Beijing Jiexun Shiji
Technology
Development Co., Ltd.
Shanghai Renren
Automobile Technology
Group Co., Ltd.
(1)
(2)
(3)
Beijing Qianxiang
Tiancheng Technology
Development Co., Ltd.
("Qianxiang Tiancheng")
Shanghai Jieying
Automobile Sales Co.,
Ltd.
("Shanghai Jieying")
Shanghai Qianxiang
Changda Internet
Information Technology
Development Co., Ltd.
("Qianxiang Changda")
100%
Beijing Qianxiang
Wangjing Technology
Development Co., Ltd.
("Qianxiang Wangjing")
100%
100%
100%
100%
100%
Shanghai Chenxun
Asset Management
Co., Ltd.
Shanghai Wangjing
Commercial
Factoring Co., Ltd.
Shanghai Wangjing
Investment
Management Co., Ltd.
Shanghai Heiguo
Internet Information
Technology Co. Ltd
Beijing Kirin
Wings Information
Technology
Development Co.,
Ltd.
100%
100%
100%
100%
100%
Shanghai Lingding
Auto Technology Co.,
Ltd.
Shanghai Dingran
Information
Technology Co., Ltd.
Shanghai Jiexun
Auto Retail Co.,
Ltd.
Shanghai Lingcong
Internet Information
Technology Co., Ltd.
Shanghai Zhoushuo
Automobile
Technology Co., Ltd.

(1)	Qianxiang Tiancheng is 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, our director and chief operating officer. We effectively control Qianxiang Tiancheng as well as its subsidiaries through contractual arrangements. See “Item 4.C Organizational Structure— Contractual Arrangements with Our Consolidated Affiliated Entities” for more information.

(2)	Shanghai Jieying is 99.83% owned by Mr. Thomas Jintao Ren, our former chief finance officer, and 0.17% owned by Ms. Rita Rui Yi, our Senior Vice President. We effectively control Shanghai Jieying as well as its subsidiaries through contractual arrangements. See “Item 4.C Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for more information.

(3)	Qianxiang Changda is also 99% owned by Ms. Jing Yang and 1% owned by Mr. James Jian Liu. We effectively control Qianxiang Changda as well as its subsidiaries through contractual arrangements. See “Item 4.C Organizational Structure— Contractual Arrangements with Our Consolidated Affiliated Entities” for more information.

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

The business operation of Qianxiang Shiji is within the approved business scope as set forth in its business license, which includes research and development of computer software, communication software and system integration; sale of self-produced products; and provision of after-sale technical consulting and services.

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

Intellectual Property Right License Agreements. Pursuant to an intellectual property right license agreement between Qianxiang Shiji and Qianxiang Tiancheng, Qianxiang Shiji grants a non-exclusive and non-transferable license, without sublicense rights, to Qianxiang Tiancheng to use certain of the domain names, registered trademarks and non-patent technology (software) owned by Qianxiang Shiji. Qianxiang Tiancheng may only use the intellectual property rights in its own business operations. The amount, payment method and classification of the license fees under this agreement shall be determined based on the precondition that they facilitate Qianxiang Shiji’s securing of all preferential treatments under the PRC tax policies and shall be agreed by both Qianxiang Shiji and Qianxiang Tiancheng considering, among other things, the following factors: (i) the number of users purchasing Qianxiang Tiancheng’s products or receiving Qianxiang Tiancheng’s services; and (ii) the types and quantity of the intellectual property rights, which are specified under this agreement, actually used by Qianxiang Tiancheng for selling products or providing services to its users. On December 1, 2015, Qianxiang Shiji and Qianxiang Tiancheng entered into a supplementary agreement to extend the terms of this agreement for ten years, pursuant to which the current term expires on December 1, 2025. Qianxiang Shiji may terminate this agreement at any time by providing a 30-day prior written notice. Any party may terminate this agreement immediately with written notice to the other party if the other party materially breaches the relevant agreement and fails to cure its breach within 30 days from the date it receives the written notice specifying its breach from the non-breaching party. The parties will review this agreement every three months and determine if any amendment is needed.

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

Loan Agreements. Under loan agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng, Qianxiang Shiji made interest-free loans in an aggregate amount of RMB10.0 million (US$1.4 million) to the shareholders of Qianxiang Tiancheng exclusively for the purpose of the initial capitalization and the subsequent financial needs of Qianxiang Tiancheng. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in Qianxiang Tiancheng to Qianxiang Shiji or its designated representatives pursuant to the equity option agreements. The term of the loans is ten years from the actual drawing down of such loans by the shareholders of Qianxiang Tiancheng, and will be automatically extended for another ten years unless a written notice to the contrary is given by Qianxiang Shiji to the shareholders of Qianxiang Tiancheng three months prior to the expiration of the loan agreements.

D.       Property, Plants and Equipment

Our principal executive offices are located at 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China, where we lease approximately 3,708 square meters of office space. We also lease approximately an additional 31,797 square meters of office space in 9 other cities across China, primarily for our sales and marketing team servicing our used automobile dealership customers but also including storefront space for used automotive sales, office space for the majority of our research and development team in Beijing and the majority of our credit control team in Shanghai. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. Approximately a third of our leases outside of Beijing are due to expire during 2019, while the lease of our principal executive offices is due to expire in November 2020.

Some of the lessors of our leased premises in China do not have valid title to such premises or proper authorization from the title owner to sublease such premises. For further details, see “Item 3.D. Risk Factors—Risks Related to Our Business and Industry— The leasehold interests of some of our consolidated affiliated entities might not be fully protected by the terms of the relevant lease agreements due to defects in or the landlord’s failure to provide certain title documents with respect to some of our leased properties.”

We also lease 1,415 square meters of office space in the United States and approximately 2,645 square meters of office space in the Philippines for our SaaS business team.

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

The majority of our revenues are generated by our used automobile business, which includes both used automotive sales revenues and financing revenues. Because our SaaS businesses do not generate significant revenue yet, we include our SaaS revenues together with our other services revenues in our financial statements.

We had two reportable segments as of December 31, 2019, our Renren segment and our auto group segment. Before we disposed of our Renren SNS business in December 2018, our Renren segment offered social networking services and other internet value added services. Our auto group segment sells used automobiles and related products and arranges financing options for customers through our financial services partners.

Our business model has been evolving continuously in response to changes in internet culture and competitive pressures in China. At the time of our initial public offering in May 2011, we were primarily a social networking service platform, and we had a number of ancillary businesses that were intended to monetize that platform. We gradually disposed of most of those ancillary businesses in the years that followed our initial public offering. We disposed of Nuomi, our group-buy e-commerce business, in two stages in October 2013 and February 2014. We disposed of 56.com, our on-line video business, in December 2014. We disposed of our online games business in March 2016. We eventually disposed of our social networking service platform entirely in December 2018. We disposed of Woxiu, live streaming business, in June 2019.

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

Our total revenues have fluctuated over the last three years, as our losses from continuing operations have fluctuated. Our total revenues increased from US$174.6 million in 2017 to US$498.2 million in 2018 and decreased to US$349.8 million in 2019, and income from continuing operations fluctuated from continuing operation of US$8.7 million in 2017 to losses from continuing operation of US$158.8 million in 2018 and losses of US$107.5 million in 2019.

Impact of COVID-19 on Our Operations and Financial Performance

Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. Automobile sales in China fell by 79% year-over-year in the month of February, at the height of the restrictions. We closed all of our Dealership Outlets for and postponed the normal return to work of our employees after the Chinese New Year holiday. While the disruption of our operations was temporary, the duration of the business disruption, reduced manufacturing capacity and related financial impact materially affected our results of operations for the fiscal quarter ended March 31, 2020 and may continue to affect our results of operations for the full fiscal year ending December 31, 2020.

Although many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Our business and financial performance have been materially adversely affected by the outbreak of COVID-19 in China since the beginning of 2020, and this is likely to continue throughout the current year, if not longer.

See also “Risk Factors—Risks Related to Our Business and Industry— Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.”

The major factors affecting our results of operations and financial condition are discussed below.

Revenues

We derive all of our revenues from automobile sales, financing income, and other services. We recognize our revenues net of business taxes or value added tax, as applicable.

The following table sets forth the principal components of our revenues, both as absolute amounts and as percentages of our total revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2017		2018		2019
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Revenues:
Automobile sales	$121,084	69.3%	$467,232	93.8%	$332,634	95.1%
Other services	24,271	13.9%	28,510	5.7%	17,117	4.9%
Financing income	29,269	16.8%	2,456	0.5%	32	0.0%
Total revenues	$174,624	100.0%	$498,198	100.0%	$349,783	100.0%

Automobile sales

Our revenues from automobile sales consist primarily of revenues generated from the sale of used automobiles to customers made through our dealerships, as well as revenues from arranging financing options for customers through our financial services partners and to a much lesser extent fees we collect for referrals for insurance products.

The most significant factors that directly or indirectly affect our revenues from automobile sales include:

•	Demand for premium passenger vehicles in China. Demand for premium passenger vehicles is affected by a variety of factors, including: macro-economic conditions in China, level of urbanization and household income; continued increase in the number of affluent individuals and consumer sentiment toward premium automobiles; continued improvement of road networks and infrastructure; and PRC laws and regulations with regard to passenger vehicles.

•	Integration of dealerships. We rely on our dealerships to conduct significant aspects of our used car sales business. As of December 31, 2019, we had 14 Dealerships across China, all of which are operated by Kaixin. Our dealerships and their employees directly interact with consumers, other dealerships and other platform participants, and their performance directly impacts our results of operations and financial condition.

•	Customer engagement and branding. We engage car buyers primarily through our network of dealerships, our websites and mobile apps, and advertising on third-party platforms. Our ability to expand the customer base for our used automobile sales business depends on the number and performance of our dealerships as well as our ability to strengthen our Kaixin brand through word of mouth and advertising.

•	Competitive landscape. Our ability to strengthen our market position as a leading premium used auto dealership group and continue to meet the needs of our customers will continue to affect our results of operations.

•	Service offerings and pricing. We provide a variety of services to meet the needs of our customers. Each of our service offerings may have a different source of revenues, cost structures and customer bases and may face different market conditions and pricing pressures. Therefore, the ability to adjust our service offerings and pricing to adapt to changing market conditions may impact our results of operations.

•	Technology. The continued enhancement of our technology platforms and integration of technology into our used automobile sales business is important to our future success.

•	Strategic expansion and acquisitions. We intend to continue to expand our network of dealerships to cover substantially all of China. We may also selectively pursue acquisitions, investments, joint ventures and partnerships that we believe are strategic and complementary to our used automobile sales business.

•	Financing and access to capital. Kaixin has historically funded its operations and expansion with support from Renren, the issuance of ABSs and term loans, and Kaixin believes that the future growth and expansion of its business will involve additional debt and/or equity financing. The availability of financing, and the terms on which it is available, are expected to affect its future results of operations.

Other Services

Our revenues from other services consist primarily of live streaming revenue from Woxiu, which was disposed of in June 2019. We did not record this disposition as a discontinued business because Woxiu’s assets and revenues were not material and we do not consider this disposition as a strategy shift. Others include revenues from our SaaS businesses and service revenue from Kaixin, including agency fees in connection with arrangements with third party dealers whereby we facilitate sales of their cars and commissions we receive from insurance companies and banks for the facilitation services we provide to help our customers obtain insurance and financing for their automobile purchases. Online advertising was important to our company historically but generated an insignificant amount of revenue in 2017, 2018 and 2019, and we have no expectation that it will constitute a significant part of our business for the foreseeable future.

Financing income

We generate financing income revenues primarily from credit we extend to our affiliated network dealerships. Credit that we extend to our own dealerships is treated as intracompany loans and the payments from the borrowers are consolidated in our financial statements. We extended credit in an aggregate of RMB4,390.0 million and RMB2.6 million to used automobile dealers (outside of our own dealership network) in 2017 and 2018, respectively. The rate at which we charge upfront fees and interest to used automobile dealerships ranges from about 10.1% to about 18.0%. We did not extend credit to used automobile dealers (outside of our own dealership network) in 2019.

We previously made loans through Renren Fenqi, an online platform which provided credit financing to college students in China on an installment payment basis for the purchase of consumer goods. In the second quarter of 2016, we stopped making loans through this platform, and we collected the last of the remaining installment payments in the second quarter of 2018.

The most significant factor that affects our financing income revenues is the extent to which we choose to extend credit to our own dealerships rather than to affiliated network dealerships. Otherwise, since our used automobile financing business accounts for the majority of our financing income, the most significant factors that directly or indirectly affect our financing income revenues are similar to those that affect our revenues from automobile sales.

Cost of Revenues

The following table sets forth the principal components of our cost of revenues, both as absolute amounts and as percentages of our total revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2017		2018		2019
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Cost of revenues:
Automobile sales	$116,385	66.6%	$449,805	90.3%	$338,016	96.6%
Other services	17,954	10.3%	12,642	2.5%	6,860	2.0%
Financing income	28,975	16.6%	14,021	2.8%	2,017	0.6%
Total cost of revenues	$163,314	93.5%	$476,468	95.6%	$346,893	99.2%

Automobile sales

For automobile sales, our cost of revenues consists primarily of the costs directly related to automobile sales, including inventory acquisition, inspection and reconditioning and write-down of inventories.

Other services

Cost of revenues for other services consists primarily of commissions that were paid to mobile live streaming performers and Woxiu performers. Such commissions were calculated as a percentage of the revenues we generate from the sales of virtual items that fans of the performers have purchased.

Other costs include salaries and benefits for employees whose services are directly related to the generation of revenues, fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers, depreciation expenses for the depreciation of servers and other equipment that are directly related to our business operations and technical support in our cost of revenues, and fees we pay to license content from copyright owners or content distributors.

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

Provision for financing receivable. The provision for financing receivable is accrued when we believe that the future collection of principal is unlikely. We consider the credit worthiness of the customers, aging of the outstanding receivable and other specific circumstances related to the receivable when determining the allowance for receivable losses. In the aggregate, these costs are related to our ability to maintain and improve our credit risk control system. We are not a financial institution and we do not have a long history of designing and operating credit risk control systems. Provision for financing receivable accounted for a significant proportion of the cost of revenues of our financing business in 2018, comparable to our financing costs in 2017. Provision for financing receivable accounted for all the cost of revenues of our financing business in 2019.

Other costs. Other costs of our financing business include salaries and benefits for employees, bandwidth and co-location costs we pay to telecommunications carriers for hosting of servers, and rental expense and depreciation and amortization for servers and equipment, in each case as they are directly related to our financing business.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth our operating expenses for continuing operations, both as absolute amounts and as percentages of our total revenues, for the periods indicated.

	Years ended December 31,
	2017		2018		2019
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Operating expenses(income):
Selling and marketing	$20,070	11.5%	$34,562	6.9%	$25,142	7.2%
Research and development	17,435	10.0%	26,349	5.3%	26,148	7.5%
General and administrative	51,494	29.5%	71,094	14.3%	46,651	13.3%
Provision of amount due from a related party	—	—	—	—	12,408	3.5%
Impairment of goodwill	—	—	29,055	5.8%	83,379	23.8%
Gain on disposal of property and equipment	—	—	(25,928)	5.2%	—	—
Total operating expenses	$88,999	51.0%	$135,132	27.1%	$193,728	55.3%

Our selling and marketing expenses, research and development expenses and general and administrative expenses include share-based compensation charges.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, benefits and commissions for our sales and marketing personnel and advertising and promotion expenses. Our selling and marketing expenses may increase in the near term if we increase our promotion expenses for our Renren brand and Kaixin brand, our SaaS business and our used automobile business.

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

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel, write-offs of advances to third parties, and fees and expenses for third-party professional services. Our general and administrative expenses may increase in the future on an absolute basis as our used automobile business grows.

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

The Enterprise Income Tax Law applies a uniform enterprise income tax rate of 25% to all domestic enterprises and foreign invested enterprises and defines new tax incentives for qualifying entities. Dividends, interests, rent or royalties paid by a PRC entity to foreign non-resident enterprise investors, and proceeds from the disposition of assets by such foreign enterprise investors, will generally be subject to a 10% withholding tax.

Under the Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” located within the PRC is considered a PRC resident enterprise and therefore will be subject to a 25% PRC enterprise income tax on its global income. The implementation rules define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” In addition, SAT Circular 82 treats a Chinese-controlled enterprise established outside of China as a PRC resident enterprise with “de facto management bodies” located in the PRC for tax purposes where all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily production or business operations are located in the PRC; (ii) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s board members with voting rights or senior management habitually reside in the PRC. In addition, the State Administration of Taxation issued a bulletin effective September 1, 2011 to provide more guidance on the implementation of the above circular. The bulletin made clarification in the areas of resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises under the Enterprise Income Tax Law. If we were considered a PRC resident enterprise for tax purposes, we would be subject to the PRC enterprise income tax at the rate of 25% on our global income for the period after January 1, 2008. Given that Circular 82 was issued regarding overseas enterprises controlled by PRC enterprises (not those controlled by PRC individuals), it is not strictly applicable to us. As of December 31, 2019, we had not accrued reserves for PRC tax on such basis.

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

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

We recognize revenue when control of the good or service has been transferred to the customer, generally upon delivery to a customer. The contracts have a fixed contract price and revenue is measured as the amount of consideration we expects to receive in exchange for transferring goods or providing services. We collect value added tax and other taxes from customers on behalf of governmental authorities at the time of sale. These taxes are accounted for on a net basis and are not included in revenues or cost of revenues. We generally expense sales commissions when incurred because the amortization period would have been less than one year. These costs are recorded within selling expenses. We do not have any significant financing payment terms as payment is received at or shortly after the point of sale.

We adopted the Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers on January 1, 2018 using the modified retrospective method. ASC 606 prescribes a five-step model that includes: (1) identify the contract; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when (or as) performance obligations are satisfied. Based on the manner in which we historically recognized revenue, the adoption of ASC 606 did not have a material impact on the amount or timing of its revenue recognition and we recorded no cumulative effect adjustment upon adoption. Additionally, we concluded that revenue generated from internet finance services is excluded from the scope of the new revenue standard as it represents revenue within the scope of ASC 310, Receivables, which is explicitly excluded from the scope of ASC 606.

Our revenues mainly comprise revenue from our automobile sales.

Automobile sales

We purchase automobiles from unrelated individuals, third party dealerships or manufacturers and suppliers and sell them directly to our customers through our local dealerships. The prices of used vehicles are set forth in the customer contracts which are agreed prior to delivery. We satisfy our performance obligation for used vehicle sales upon delivery whereby customers pick up the vehicles from the dealerships. We recognize revenue at the agreed upon purchase price stated in the contract. When cash is received from customers prior to delivery of the vehicle, we record such cash as advance from customers, which is included in accrued expense and other current liabilities in our consolidated balance sheet as of December 31, 2019.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

Goodwill is not amortized, but tested for impairment annually, or more frequently if event and circumstances indicate that they might be impaired. We have an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

We have adopted Accounting Standards Update ("ASU") 2017-04, Simplifying the Test for Goodwill Impairment, for annual goodwill impairment tests from January 1, 2019. This guidance removes Step 2 of the goodwill impairment test, which required the estimation of an implied fair value of goodwill in the same manner as the calculation of goodwill upon a business combination. Under the new amendments, our goodwill impairment review involves the following steps: 1) qualitative assessment – evaluate qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The factors we consider include, but are not limited to, macroeconomic conditions, industry and market considerations, cost factors, financial performance or events-specific to that reporting unit. If or when we determines it is more likely than not that the fair value of a reporting unit is less than the carrying amount, including goodwill, we would move to the quantitative method; 2) quantitative method –we performs the quantitative fair value test by comparing the fair value of a reporting unit with its carrying amount and an impairment charge is measured as the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using the income approach. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, and assumptions that are consistent with the plans and estimates being used to manage our business, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

We recorded goodwill impairment of nil, US$29.1 million and US$83.4 million for the years ended December 31, 2017, 2018 and 2019. For the year ended December 31, 2019, an impairment of goodwill of US$74.1 million related to the acquisitions of various used car dealerships and after-sales service centers in Auto Group segment was recorded primarily because of 1) suspension of certain used car dealerships due to disagreements with certain non-controlling shareholders on operational matters 2) the performance outlook of active used car dealerships and after-sales service centers is worse than expected. Further, impairment of goodwill of US$1.5 million related to acquisition of Geographic Farming, LLC and impairment of goodwill of US$7.8 million related to acquisition of Trucker Path in Renren segment were recorded primarily due to the business suspension in Geographic Farming, LLC and worsening performance outlook in Trucker Path.

Contingent consideration

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. If the classification of the contingent consideration changes as a result of events during the period, the contingent consideration is reclassified as of the date of the event that causes the reclassification. If the contingent consideration is reclassified from a liability to equity, gains or losses recorded to account for the arrangement at fair value during the period in which it was classified as a liability is not reversed. Fair value change losses of contingent consideration of US$2.6 million, US$29.6 million and fair value change gain of US$86.3 million was recorded in our consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019.

As of December 31, 2019, contingent consideration of US$1.0 million was related to certain consideration payment triggers, such as the performance of each dealer and after-sale service center operator for each of the five years’ following April 30, 2019, Kaixin’s performance in 2019 and 2020 and Kaixin’s share price from May 1, 2019 to October 31, 2021 (earnout shares and indemnification condition). The fair value of the contingent consideration was estimated with the following key assumptions 1) none of the dealer or after-sale service center operator will meet any performance condition for each of the five years’ following April 30, 2019, 2) Kaixin will not receive any earnout shares and 3) Kaixin will receive the indemnification shares.

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

Inventory write-downs are established based on management’s review on a vehicle-by-vehicle basis for slow moving and obsolete items. On a quarterly basis, the management examines an inventory report. The vehicle is considered slow moving if it has not been sold within a 90 days period since procurement. In estimating the level of inventory write-downs for slow moving vehicles, we consider historical data and forecasted customer demand, such as sales price and inventory turn times of similar vehicles with similar mileage and condition, as well as independent, market information. This valuation process requires management to make judgements, based on currently available information, and assumptions about future demand and market conditions, which are inherently uncertain. To the extent that there are significant changes to estimated vehicle selling prices or decreases in demand for used vehicles, there could be significant adjustment to reflect inventory at net realizable value. In addition, we write down inventories to zero if they are lost or detained by non-controlling shareholders with disagreements.

In August 2018, Shandong Jieying Huaqi Auto Service Co. ("Ji’nan Dealership," a subsidiary of our VIE's) received a notice from the local police regarding an investigation of the dealership's premises. Certain assets of Ji’nan Dealership are not accessible pursuant to the investigation. In connection with these events, we determined that it is probable that it cannot enforce the realization of the inventory value at the Ji’nan Dealership. As a result, we wrote off all inventory which totaled US$5.7 million and recorded it in cost of revenues during the year ended December 31, 2018.

In 2019, due to disagreements with certain non-controlling shareholders on operational matters, some non-controlling shareholders detained our inventories in the dealerships and significant uncertainty arises on the realizability of the inventories held by these non-controlling shareholders. We are in the process of negotiating with these noncontrolling shareholders and initiated legal proceedings where necessary. Considering the above facts and circumstances, we reassessed the realizability of our inventories and wrote down inventory of US$17.8 million, which was recoded in cost of revenues.

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

	Years ended December 31,
	2017	2018	2019
	(in thousands of US$)
Revenues
Automobile sales	121,084	467,232	332,634
Financing income	29,269	2,456	32
Other services	24,271	28,420	17,117
Total revenues	174,624	498,198	349,783
Cost of revenues:
Automobile sales	(116,385)	(449,805)	(338,016)
Financing income	(28,975)	(14,021)	(2,017)
Other services	(17,954)	(12,642)	(6,860)
Total cost of revenues	(163,314)	(476,468)	(346,893)
Gross profit	11,310	21,730	2,890
Operating expenses:
Selling and marketing	(20,070)	(34,562)	(25,142)
Research and development	(17,435)	(26,349)	(26,148)
General and administrative	(51,494)	(71,094)	(46,651)
Provision of amount due from a related party	—	—	(12,408)
Impairment of goodwill	—	(29,055)	(83,379)
Gain on disposal of property and equipment	—	25,928	—
Total operating expenses	(88,999)	(135,132)	(193,728)

Loss from operations	(77,689)	(113,402)	(190,838)
Other income (expenses)	2,656	(2,014)	2,363
Fair value change (loss) gain of contingent consideration	(2,601)	(29,604)	86,256
Impairment of long-term investments	—	—	(2,000)
Interest income	1,988	5,760	8,837
Interest expenses	(4,322)	(5,103)	(4,623)
Realized (loss) gain on short-term investments	(100)	—	9
Realized gain (loss) on disposal of long-term investments	37,311	(2,141)	—
Total non-operating income (loss)	34,932	(33,102)	90,842
Loss before provision of income tax and earnings (loss) in equity method in investments and noncontrolling interest, net of tax	(42,757)	(146,504)	(99,996)
Income tax expenses	(4,479)	(9,850)	(24)
Loss before earnings (loss) in equity method investments and noncontrolling interest, net of tax	(47,236)	(156,354)	(100,020)
Earnings (loss) in equity method investments, net of tax	55,985	(2,463)	(7,464)
Income (loss) from continuing operations	8,749	(158,817)	(107,484)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues. Our revenues decreased by 29.8% from US$498.2 million in 2018 to US$349.8 million in 2019. This decrease was primarily due to the decrease in revenue from used automobile sales.

•	Automobile sales. We commenced automobile sales in June 2017, and the scale of this business greatly increased in 2018. Automobile sales revenues decreased by 28.8% from US$467.2 million in 2018 to US$332.6 million in 2019. We sold a total of 7,438 automobiles in 2018 and 6,005 automobiles in 2019. The decrease was mainly due to the macroeconomic headwinds in China and a reduction in the overall inventory scales and the restructuring of our Dealerships that led to an interruption of business operations in some locations during 2019. The restructuring is part of our efforts to reduce the resources allocated to low-performing Dealerships and reallocating more resources to better performing Dealerships.

•	Other Services. Our other services revenues decreased by 40.0% from US$28.5 million in 2018 to US$17.1 million in 2019. The decrease was primarily due to the disposal of Woxiu business in June 2019.

•	Financing income. Our financing income revenues was US$32 thousand in 2019, because Kaixin ceased to extend new credit to third-party dealers in 2018 and focus on internal financing to its Dealerships only.

Cost of revenues. Our cost of revenues decreased by 27.2% from US$476.5 million in 2018 to US$346.8 million in 2019. This decrease was primarily due to the decrease in cost of automobile sales.

•	Automobile sales. Cost of automobile sales accounted for 92.3% of our total cost of revenues in 2019. The cost of revenue for automobile sales decreased by 24.9% from US$449.8 million in 2018 to US$338.0 million in 2019 was primarily due to the decrease in number of automobiles sold and inventory write-down of 17.8 million in 2019 due to the interruption of business operations in some locations.

•	Other services. Our cost of revenues for other services decreased by 45.7% from US$12.6 million in 2018 to US$6.9 million in 2019. The decrease was primarily due to a decrease of commission cost we paid to our Woxiu performers.

•	Financing income. Our cost of revenues for financing income decreased by 85.6% from US$14.0 million in 2018 to US$2.0 million in 2019. The decrease was primarily because we made a strategic decision to extend credit to our own dealerships rather than affiliated network dealerships in 2018.

Operating expenses. Our operating expenses increased by 43.4% from US$135.1 million in 2018 to US$193.7 million in 2019, due in particular to the increase in impairment of goodwill.

•	Selling and marketing. Our selling and marketing expenses decreased by 27.3% from US$34.6 million in 2018 to US$25.1 million in 2019. This decrease was primarily due to the effort to improve operation efficiency by cutting headcount and personnel-related expenses.

•	Research and development. Our research and development expenses decreased by 0.8% from US$26.3 million in 2018 to US$26.1 million in 2019. This decrease was primarily due to the decrease in headcount and personnel-related expenses.

•	General and administrative. Our general and administrative expenses decreased by 34.4% from US$71.1 million in 2018 to US$46.7 million in 2019. The decrease was primarily due to a decrease in share-based compensation expenses and a decrease in headcount and personnel-related expenses. Further, we wrote off prepayments and advance to suppliers of US$24.5 million in 2019 primarily due to the interruption of business operating in some locations.

•	Impairment of goodwill. Our impairment of goodwill increased by 187% from US$29.1 million in 2018 to US$83.4 million in 2019, primarily due to impairment losses on goodwill arising from our acquisition of Kaixin’s dealerships.

•	Provision of amount due from a related party. We had bad debt provision of amount due from a related party of US$12.4 million in 2019 as the counter party failed to make payments under the agreed extended repayment plan. We did not record bad debt provision of amount due from a related party.

•	Gain on disposal of property and equipment. Our gain on disposal of property and equipment was US$25.9 million in 2018, resulted from that we sold a building located in Shanghai in 2018. The fluctuation was mainly due to the change in estimates of the expected shares to be delivered to settle the contingent consideration and change in Kaixin’s share price.

Other income (expenses). We had other income of US$2.4 million in 2019, as compared to other expenses of US$2.0 million in 2018.

Fair value change of contingent consideration. Our fair value change of contingent consideration was an income of US$86.3 million in 2019, as compared to a loss of US$29.6 million in 2018. The fluctuation was mainly due to the change in estimates of the expected shares to be delivered to settle the contingent consideration and change in Kaixin's share price.

Interest income. Our interest income was US$8.8 million in 2019, as compared to interest income of US$5.8 million in 2018. Our interest income was primarily interest from the note issued to us by Oak Pacific Investment in the OPI Transaction.

Interest expenses. Our interest expense was US$4.6 million in 2019, as compared to interest expense of US$5.1 million in 2018. The interest expense in 2019 was primarily due to interest on loans that we borrowed from commercial banks.

Realized loss on disposal of long-term investments. We did not make disposal of long-term investment in 2019. Our realized loss on disposal of long-term investments was US$2.1 million in 2018.

(Loss) earnings in equity method investments. Our loss in equity method investments was US$7.5 million in 2019 including an impairment loss of US$6.2 million for the equity method investments, compared to US$2.5 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues. Our revenues increased by 185% from US$174.6 million in 2017 to US$498.2 million in 2018. This increase was primarily due to revenues from automobile sales, which was a business that we launched in June 2017, partially offset by the near absence of financing income revenues in 2018.

•	Automobile sales. We commenced automobile sales in June 2017, and the scale of this business greatly increased in 2018. Automobile sales revenues increased by 286% from US$121.1 million in 2017 to US$467.2 million in 2018. We sold a total of 2,225 automobiles in 2017 and 7,438 automobiles in 2018.

•	Other services. Our other services revenues increased by 17.5% from US$24.3 million in 2017 to US$28.5 million in 2018. The increase in our other services revenues was primarily due to the service revenue from the Kaixin used auto business.

•	Financing income. Our financing income revenues decreased by 91.6% from US$29.3 million in 2017 to US$2.5 million in 2018 as we made a strategic decision to extend credit to our own dealerships rather than affiliated network dealerships in 2018.

Cost of revenues. Our cost of revenues increased by 192% from US$163.3 million in 2017 to US$476.5 million in 2018. This increase was primarily due to the cost of automobile sales.

•	Automobile sales. Used automobile sales accounted for 94.4% of our total cost of revenues in 2018, in line with the percentage of total revenues which they accounted for. Cost of revenues for automobile sales is primarily the cost to acquire the vehicles.

•	Other services. Our cost of revenues for other services decreased by 29.6% from US$18.0 million in 2017 to US$12.6 million in 2018. The decrease in our cost of revenues for other services was primarily due to a decrease of commission cost we paid to our Woxiu performers.

•	Financing income. Our cost of revenues for financing income decreased by 51.6% from US$29.0 million in 2017 to US$14.0 million in 2018. The decrease was primarily due to we made a strategic decision to extend credit to our own dealerships rather than affiliated network dealerships in 2018.

Operating expenses. Our operating expenses increased by 51.8% from US$89.0 million in 2017 to US$135.1 million in 2018, due in particular to increases in sales and marketing expenses, general and administrative expenses and impairment of goodwill.

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

Segment Operations

We had two reportable segments as of December 31, 2019, our Renren segment and our auto group segment. Before we disposed of our Renren SNS business in December 2018, our Renren segment offered social networking services and other internet value added services. Before we disposed of our Renren SNS business in December 2018, our Renren segment consisted of internet value added services and our SaaS businesses. Our auto group segment sells used automobiles and related products, arranges financing options for customers through our financial services partners and provides credit financing to used automobile dealerships.

The following table lists our revenues and operating costs and expenses by reportable segment for the periods indicated.

	Year ended December 31, 2017
	Renren	Auto	Total
Revenues	$58,038	$116,586	$174,624
Cost of revenues	(50,256)	(113,058)	(163,314)
Operating expenses	(59,348)	(29,651)	(88,999)
Operating loss	(51,566)	(26,123)	(77,689)
Net loss from continuing operations	39,289	(30,540)	8,749
Net income from discontinued operations	(121,097)	1,845	(119,252)
Net loss	(81,808)	(28,695)	(110,503)
	Year ended December 31, 2018
	Renren	Auto	Total
Revenues	$19,122	$479,076	$498,198
Cost of revenues	(11,966)	(464,502)	(476,468)
Operating expenses	(66,847)	(68,285)	(135,132)
Operating loss	(59,691)	(53,711)	(113,402)
Net loss from continuing operations	(69,285)	(89,532)	(158,817)
Net income from discontinued operations	223,298	—	223,298
Net loss	154,013	(89,532)	64,481
	Year ended December 31, 2019
	Renren	Auto	Total
Revenues	$15,086	$334,697	$349,783
Cost of revenues	(6,719)	(340,174)	(346,893)
Operating expenses	(65,771)	(127,957)	(193,728)
Operating loss	(57,404)	(133,434)	(190,838)
Net loss from continuing operations	(38,416)	(69,068)	(107,484)
Net loss	(38,416)	(69,068)	(107,484)

B.       Liquidity and Capital Resources

Cash Flows and Working Capital

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2019, we had net current liabilities (current assets less current liabilities) of US$25.4 million, and an accumulated deficit of US$614.8 million. For the year ended December 31, 2019, we incurred loss from operations amounting to US$107.5 million and negative cashflows from operating activities of US$34.2 million. As of June 30, 2020, we were in default on short-term debt of US$0.7 million. Our ability to continue as a going concern is dependent on our ability to generate cash flows from operations, and our ability to arrange adequate financing arrangements. These factors raise substantial doubt about our ability to continue as a going concern.

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

In 2019, due to disagreements with certain non-controlling shareholders of Kaixin on operational matters, some non-controlling shareholders of Kaixin illegally detained Kaixin’s inventories in its Dealerships and significant uncertainty arises on the realizability and collectability of the prepayments to purchase used cars for these Dealerships and amounts due from these non-controlling shareholders. As a result, Kaixin wrote down $17.8 million inventory, and wrote off US$22.3 million prepayments for the year ended December 31, 2019.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31,
	2017	2018	2019
	(in thousands of US$)
Net cash used in operating activities	$(114,964)	$(60,239)	$(34,203)
Net cash provided by investing activities	263,285	170,844	17,592
Net cash used in financing activities	(67,113)	(254,179)	(23,446)
Net (decrease) increase in cash and cash equivalents	81,208	(143,574)	(40,057)
Cash and cash equivalents and restricted cash at the beginning of the year	110,084	201,923	57,513
Effect of exchange rate changes	10,631	(836)	466
Cash and cash equivalents and restricted cash at the end of the year	201,923	57,513	17,922

Operating Activities

Net cash used in operating activities amounted to US$34.2 million in 2019, compared to net loss of US$107.5 million. The principal change in operating assets and liabilities accounting for the difference between our net loss and our net cash used in operating activities in 2019 was an increase in inventory of US$18.7 million, which was offset by a decrease in prepaid expenses and other current assets of US$9.8 million and a decrease in right of use assets of US$8.4 million. The principal adjustments to reconcile our net loss to our net cash used by operating expenses were impairment on goodwill of US$83.4 million, write-offs of prepaid expenses and other current assets of US$22.7 million, write down of inventory of US$17.8 million and share-based compensation expenses of US$12.3 million, partially offset by gain on fair value change of contingent consideration of US$86.3 million.

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

Investing Activities

Net cash provided by investing activities amounted to US$17.6 million in 2019, due mainly to proceeds from repayment of the note issued by OPI of US$9.6 million, proceeds from disposition of Renren SNS of US$6.1 million proceeds from repayment of third party loans of US$4.1 million, partially offset by payments to purchase of short-term investments of US$1.4 million.

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

Financing Activities

Net cash used in financing activities was US$23.4 million in 2019, due mainly to US$82.2 million used to repay borrowings, partially offset by proceeds from short-term borrowings of US$28.7 million and proceeds from convertible loans issued by Kaixin of US$21.0 million and proceeds from issuance of units by KAH of US$7.5 million.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China principally through several sets of contractual arrangements between two of our wholly owned PRC subsidiaries, namely Qianxiang Shiji and Renren Automobile, and their respective consolidated affiliated entities, namely Qianxiang Tiancheng, Shanghai Changda and Shanghai Jieying, and their respective shareholders. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for a summary of these contractual arrangements. For each of the three years ended December 31, 2019, revenues from our consolidated affiliated entities constituted substantially all of our total consolidated revenues.

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

After Qianxiang Wangjing and Qianxiang Changda make appropriations for their respective statutory reserves and retain any profits, each of their remaining net profits are distributable to their sole shareholder, Qianxiang Tiancheng, in the form of a Renminbi dividend. Pursuant to the contractual arrangements between Qianxiang Tiancheng and Qianxiang Shiji, Qianxiang Tiancheng’s earnings and cash (including dividends received from its subsidiaries) are used to pay service and license fees in Renminbi to Qianxiang Shiji, in the manner and amount set forth in these agreements. After paying the withholding taxes applicable to Qianxiang Shiji’s revenues and earnings, making appropriations for its statutory reserve requirements and retaining any profits from accumulated profits, the remaining net profits of Qianxiang Shiji would be available for distribution to us through the respective offshore holding companies through which we own Qianxiang Shiji, although we have not, and do not have, any present plan to make such distributions. As of December 31, 2019, the net assets of Qianxiang Shiji and our consolidated affiliated entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate US$352.3 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations” for more information.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China— Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Capital Expenditures

We made capital expenditures of US$0.5 million, US$0.9 million and US$0.5 million in 2017, 2018 and 2019, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business, and purchase of real estate. In 2017, our capital expenditures included purchases of computer servers and equipment of US$0.1 million. In 2018, our capital expenditures included purchases of computer servers and equipment of US$0.9 million. In 2019, our capital expenditures included purchases of computer servers and equipment of US$0.5 million. We expect to incur capital expenditures of up to approximately US$0.1 million in 2020, which will be primarily used to additional servers and computers and expand our network infrastructure to support the growth of our business.

C.       Research and Development, Patents, and Licenses, etc.

Research and Development

Our research and development efforts focus on developing and improving the scalability, features and functions of each of our websites, services and applications. We have a large team of 256 engineers and developers as of December 31, 2019, accounting for 31% of our employees as of that date. Most of our engineers and developers are based at our headquarters in Beijing.

Our research and development personnel support all areas of our business, mainly focusing on the improvement and enhancement of Kaixin’s website and mobile app and ensuring we are fully compatible with the latest mobile operating systems such as iOS, Android and Windows, but also working on our Chime initiative. We continue to develop new products and services to meet the needs of our user base and customers.

Our research and development expenses primarily include salaries and benefits for our research and development personnel and depreciation of related PC and servers. We incurred US$17.4 million, US$26.3 million and US$26.1 million of research and development expenses in 2017, 2018 and 2019, respectively.

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

开心汽车 is a registered trademark in China. We have applied for patents relating to our technologies, among which we have been granted 29 patents. We have registered domain names including xiaonei.com, kaixin.com and chimeroi.com. In addition, we maintain 61 copyright registrations, of which 44 are computer software copyright registrations. Our employees sign confidentiality and non-compete agreements when hired.

We have successfully obtained a trademark registration for 开心汽车, which translates to “Kaixin Auto”, in category 35, which covers areas we deem crucial to Kaixin’s business. We have also obtained trademark registrations in other important categories, including automobile maintenance. We believe that the Kaixin brand is vital to its competitiveness and its ability to attract new customers. Any failure to protect these rights could adversely affect our business and financial condition. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Our own intellectual property rights may be infringed, which could materially and adversely affect our business and results of operations.”

D.       Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.       Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations including interest payment, if applicable, as of December 31, 2019:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of US$)
Operating lease obligations(1)	5,341	2,949	2,392	-	-
Loan obligations(2)	31,725	31,725	-	-	-
TOTAL	37,066	34,674	2,392	-	-

(1)	We lease facilities and offices under non-cancelable operating lease agreements.

(2)	In 2019, we entered into several short-term borrowing for a total of US$31.1 million. Balances include future principal and interest payments related to those agreements. Actual interest payments may differ.

In December 2016, we entered into a short-term loan agreement with East West Bank for US$30 million. In June 2017, we amended and extended the maturity date to April 2018. In October 2017, we repaid US$10 million of the loan balance. In January 2018, we further refinanced our short-term loan agreement with East West Bank and replaced it with a long-term debt repayable on April 3, 2020. Accordingly, we excluded US$20 million from the short-term debt and has reclassified it to long-term debt as of December 31, 2017. During the year ended December 31, 2018, we repaid US$12.0 million and borrowed an additional US$27.0 million from East West Bank. During the year ended December 31, 2019, we repaid $31,000 and additionally borrowed $7,000 from East West Bank. The remaining balance will mature on September 30, 2020.

G.       Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

Item 6. Directors, Senior Management and Employees

A.       Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. In January 2020, Mr. Thomas Jintao Ren tendered his resignation as chief financial officer of our company for personal reasons, effective January 17, 2020. We have appointed Yi Yang as our acting chief financial officer, effective June 16, 2020.

Directors and Executive Officers	Age	Position/Title
Joseph Chen	50	Chairman, Chief Executive Officer, Director
James Jian Liu	47	Director, Chief Operating Officer
Hui Huang	47	Independent Director
Chuanfu Wang	55	Independent Director
Tianruo Pu	51	Independent Director
Yi Yang	42	Acting Chief Financial Officer
Rita Rui Yi	51	Vice President for HR
He Li	36	Vice President for SaaS and Trucker Path
Chen Ji	40	Chief Executive Officer of Kaixin Auto
Jinfeng Xie	40	Chief Operating Officer of Kaixin Auto
Michael McGowan	44	Vice President of Sales, Chime Technologies

Joseph Chen is the founder of our company. Mr. Chen has served as the chairman of our board of directors and chief executive officer of our company since our inception. He is also serving as a director of Kaixin. Mr. Chen is a pioneer of China’s internet industry. Before founding our company, Mr. Chen was the co-founder, chairman and chief executive officer of ChinaRen.com, a first-generation SNS in China and one of China’s most visited websites in 1999. He served as senior vice president for Sohu.com after ChinaRen.com was acquired by Sohu.com in 2000. Mr. Chen holds a bachelor’s degree in physics from the University of Delaware, a master’s degree in engineering from the Massachusetts Institute of Technology, and an MBA degree from Stanford University.

James Jian Liu has served as our director since January 2008 and chief operating officer since February 2006. Mr. Liu is also acting as a director of Kaixin and our interim Vice President for Games. Before joining our company, he was the co-founder and chief executive officer of UUMe.com, one of the earliest social networking service websites in China. He served as product management director at Fortinet in its early years and held a senior product manager role at Siebel Systems. Mr. Liu started his career as a management consultant with the Boston Consulting Group in China. Mr. Liu holds a bachelor’s degree in computer science from Shanghai Jiao Tong University and an MBA degree from Stanford University, where he was an Arjay Miller Scholar.

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

Tianruo Pu has served as a director of our company since December 2016. Mr. Pu currently serves as an independent director and the chairman of the audit committee in various listed companies, including Kaixin, Autohome (NYSE: ATHM), OneConnect Financial Technology Co., Ltd. (NYSE: OCFT) and 3SBio Inc. (HKEX:1530). Mr. Pu has more than twenty years of work experience in finance and accounting in both the United States and China. Mr. Pu previously served as the CFO of Zhaopin Limited from March 2016 to July 2018. Prior to that, Mr. Pu served as chief financial officer and director of UTStarcom Holdings Corp. from October 2012 to August 2014 and as chief financial officer of China Nuokang Bio-Pharmaceutical Inc. from September 2008 to June 2012. Mr. Pu received his MBA degree from Northwestern University’s Kellogg School of Management in 2000 and his Master of Science degree in accounting from the University of Illinois in 1996.

Yi Yang has served as acting chief financial officer of our company since June 2020. Ms. Yang joined Kaixin Auto Holdings (Nasdaq: KXIN) in August 2019 as chief financial officer. Prior to joining Kaixin, Ms. Yang served as strategic investment director for Jomoo, a leading manufacturer and supplier of home products, such as kitchen and bathroom units, in China. Prior to that, she was chief financial officer at Wellong Etown, an internet-based logistics company. Ms. Yang has also worked at the Bank of New York Mellon as vice president and controller, where she formulated strategic financial plans, participated in asset restructurings, and worked on numerous large domestic and cross-border M&A transactions. Ms. Yang received a master’s degree in Computer science from Saint Joseph’s University in the U.S. She is a certified public accountant, and a member of American Institute of Certified Public Accountants (AICPA).

Rita Rui Yi has served as vice president in charge of human resources of our company since October 2016. Prior to joining our company, Ms. Yi served as the human resource senior director of RealNetworks in charge of human resource business partner management work, covering both the greater China region and South Asia region. Prior to that, Ms. Yi also gained human resource management experience from ING Capital Life Insurance Company, General Electronic and Northern Telecom. Ms. Yi received a bachelor’s degree in tourism economy from Beijing International Studies University and received an MBA degree from McMaster University in Canada in 2001.

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

Jinfeng Xie has served as Kaixin Auto’s chief operating officer since December 2018. Previously, Mr. Xie had served as vice president of sales for Kaixin Auto since October 2014. Mr. Xie joined Renren in 2010 and has since held various positions in sales. Prior to joining Renren, Mr. Xie worked as regional manager of Dianping between 2008 and 2010. Prior to that, Mr. Xie worked at Alibaba for two years. Mr. Xie received a bachelor’s degree in transportation from Shijiazhuang Railway Institute.

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

B.       Compensation

For the year ended December 31, 2019, we paid an aggregate of approximately US$1.5 million in cash to our executive officers and non-executive directors. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. In 2019, we accrued in aggregate US$103 thousand worth of such benefits for our executive officers.

For the year ended December 31, 2019 we granted a total of 2,205,885 restricted Class A ordinary shares to our executive officers and non-executive directors, and we recorded US$0.01 million in share-based compensation expense for these grants. For more information, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”

Equity Incentive Plans

Since February 27, 2006, we have adopted six equity incentive plans for Renren Inc. to motivate, retain and attract the best personnel and promote the success of our business. The six plans adopted by Renren Inc. were the 2006 Equity Incentive Plan, the 2008 Equity Incentive Plan, the 2009 Equity Incentive Plan, the 2011 Share Incentive Plan (as amended), the 2016 Share Incentive Plan and the 2018 Share Incentive Plan. We refer to these collectively as the Plans. As of May 31, 2020, options to purchase 1,999,000 ordinary shares were outstanding under the 2009 Equity Incentive Plan, options to purchase 97,012,326 ordinary shares were outstanding under the 2011 Share Incentive Plan (as amended), 2,876,999 restricted share units and options to purchase 39,752,430 ordinary shares were outstanding under the 2016 Share Incentive Plan, and 35,896,248 restricted share units were outstanding under the 2018 Share Incentive Plan.

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

On March 24, 2020, our compensation committee approved a reduction in the exercise price for all outstanding options previously granted by our company with an exercise price higher than US$0.0113 per ordinary share to US$0.0113 per share, representing the closing price of our ADSs on the NYSE on March 18, 2020.

The following table summarizes the outstanding share options granted to certain of our directors, executive officers and other individuals under the Plans as of May 31, 2020.

Name	Number of Ordinary Shares Underlying Outstanding Options (1)	Exercise Price (US$/Share)(1)	Grant Date	Expiration Date
Joseph Chen	16,800,000	0.0113	April 5, 2012	April 4, 2022
	3,150,000	0.0113	March 22, 2013	March 21, 2023
	25,946,844	0.0113	May 19, 2014	May 18, 2024
	25,946,847	0.0113	May 19, 2014	May 18, 2024
	39,752,430	0.0113	January 15, 2016	January 14,2025
James Jian Liu	5,400,000	0.0113	April 5, 2012	April 4, 2022
	1,050,000	0.0113	March 22, 2013	March 21, 2023
	8,850,000	0.0113	May 19, 2014	May 18, 2024
	8,850,000	0.0113	May 19, 2014	May 18, 2024
Hui Huang	*	0.0113	April 5, 2012	April 4, 2022
	*	0.0113	March 22, 2013	March 21, 2023
Chuanfu Wang	*	0.0113	June 14, 2012	June 13, 2022
	*	0.0113	March 22, 2013	March 21, 2023
He Li	*	0.0113	April 18, 2011	April 17, 2021
	*	0.0113	December 28, 2011	December 27, 2021
	*	0.0113	December 28, 2012	December 27, 2022
	*	0.0113	May 17, 2013	May 16, 2023
	*	0.0113	December 2, 2013	December 1, 2023
Other individuals as a group	1,392,635		(2)	(3)

*	The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

(1)	The number of share options granted and exercise prices in this table, including footnote 2, gives effect to the ten-for-one share split that became effective on March 25, 2011.

On December 28, 2012, we modified the exercise price of the outstanding share options previously granted that had exercise prices of US$4.00 per ADS or higher, reducing them uniformly to US$3.30 per ADS (US$1.10 per ordinary share), which was the closing price of our ADS on the modification date. (These per ADS numbers have not been adjusted to give retroactive effect to the change in the number of ordinary shares represented by each ADS from 3 to 15 that became effective on February 6, 2017.) Options exercisable for a total of 27,480,309 ordinary shares were modified. The total incremental cost as a result of the modification was US$4.3 million, of which US$0.9 million, US$1.1 million, US$1.1 million and US$0.9 million was recognized as share-based compensation expense in 2012, 2013, 2014 and 2015 respectively, and the remaining balance will be amortized over the expected requisite service period.

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

On March 24, 2020, we modified the exercise price of the outstanding share options previously granted that had exercise prices higher than US$0.0113 per ordinary share, reducing them uniformly to US$0.0113 per share.

(2)	We granted share options to other individuals on the following dates and at the following exercise prices: (i) on March 2, 2006, 1,079,400 options with an exercise price of US$0.001 per share; (ii) on March 2, 2006, 10,204,000 options and on October 9, 2007, 800,000 options, each with an exercise price of US$0.08 per share; (iii) on March 2, 2006, 4,568,670 options and on October 21, 2010, 179,450 options, each with an exercise price of US$0.10 per share; (iv) on March 2, 2006, 18,046,960 options, on October 9, 2007,22,142,00 options, on January 31, 2008, 14,809,500 options, on October 15, 2009, 18,644,000 options, on March 10, 2010, 300,000 options, on June 1, 2010, 490,000 options and on October 21, 2010, 11,180 options, each with an exercise price of US$0.18 per share; (v) on March 2, 2006, 1,243,880 options with an exercise price of US$0.20 per share; (vi) on October 9, 2007, 100,000 options with an exercise price of US$0.26 per share; (vii) on October 9, 2007, 300,000 options with an exercise price of US$0.28 per share; (viii) on October 9, 2007, 100,000 options with an exercise price of US$0.30 per share; (ix) on October 9, 2007, 925,000 options with an exercise price of US$0.35 per share; (x) on October 9, 2007, 220,000 options with an exercise price of US$0.38 per share; (xi) on January 4, 2011, 12,068,500 options, on April 18, 2011, 3,296,500 options, on September 23, 2011, 519,000 options, on December 28, 2011, 1,621,107 options, on April 5, 2012, 1,881,500 options, on April 30, 2012, 300,000 options, on December 28, 2012, 3,167,400 options, on March 22, 2013,4,587,000 options, on May 17, 2013, 2,862,000 options, on August 30, 2013, 450,000 options, on December 2, 2013, 2,707,500 options, each with an exercise price of US$0.478 per share. As of May 31, 2020, 120,001,412 options had been forfeited, cancelled or exercised.

(3)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

The following table summarizes the outstanding restricted share units granted to our executive officers and certain other individuals as of May 31, 2020 under the Plans adopted by Renren Inc.

Name	Number of Ordinary Shares Underlying Restricted Share Units Outstanding	Grant Date
Joseph Chen	9,029,637	January 15, 2016
James Jian Liu	3,588,517	July 31, 2018
Hui Huang	*	May 19, 2014
Hui Huang	*	January 1, 2015
Chuanfu Wang	*	May 19, 2014
Chuanfu Wang	*	April 15, 2015
Stephen Tappin(1)	*	December 5, 2016
Tianruo Pu	*	December 5, 2016
Rita Yi	*	January 3, 2017
Rita Yi	*	July 31, 2018
He Li	*	May 19, 2014
He Li	*	October 17, 2014
He Li	*	April 15, 2015
He Li	*	February 1, 2016
He Li	12,975,825	July 31, 2018
Certain individuals as a group	6,345	June 15, 2016
Certain individuals as a group	31,785	March 22, 2017
Certain individuals as a group	88,490	September 1, 2017
Certain individuals as a group	6,480	January 16, 2018
Certain individuals as a group	19,025,756	July 31, 2018
Certain individuals as a group	661,350	October 11, 2018
Certain individuals as a group	1,177,830	February 19, 2019
Certain individuals as a group	219,270	March 18, 2019
Certain individuals as a group	152,475	July 19, 2019
Certain individuals as a group	350,340	November 4, 2019

*	The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

(1)	Mr. Stephen Tappin has resigned from our Board of Directors, effective on June 16, 2020.

On January 31, 2018, we adopted a Kaixin Auto Group 2018 Equity Incentive Plan for Kaixin Auto Group, whereby 40,000,000 ordinary shares of Kaixin Auto Group had been made available for granting or awarding to the employees and consultants of the company, either as incentive share options or as restricted shares. On April 30, 2019, all the options granted under the Kaixin Auto Group 2018 Plan were cancelled and replaced by the awards under Kaixin Auto Holdings 2019 Equity Incentive Plan. As of December 31, 2019, 4,596,703 restricted shares and options have been granted or awarded to any of our employees and consultants under this plan.

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

Amendment and Termination. The 2006 Equity Incentive Plan and the 2008 Equity Incentive Plan were terminated on September 15, 2013. The 2009 Equity Incentive Plan terminated on December 31, 2019. In each case, grants made before the termination date will continue to be effective in accordance with their terms and conditions. Our board of directors may at any time by resolutions amend the 2009 Equity Incentive Plan, subject to certain exceptions.

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

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a set term of office (unless specified in a written agreement between our company and our directors, if any) and hold office until their successor is duly elected or such time as they die, resign or are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from the board of directors, is absent from meetings of the board for three consecutive meetings and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of these committees. Each committee’s members and functions are as follows.

Audit Committee. Our audit committee consists of Mr. Tianruo Pu and Ms. Hui Huang. Mr. Pu is the chairman of our audit committee and our board of directors has determined that Mr. Pu is an audit committee financial expert. Mr. Pu and Ms. Huang each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2019, our audit committee held meetings or passed resolutions by unanimous written consent 5 times.

Compensation Committee. Our compensation committee consists of Ms. Hui Huang and Mr. Tianruo Pu. Ms. Huang is the chairman of our compensation committee. Ms. Huang and Mr. Pu each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer is prohibited from attending any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our chief executive officer;

•	reviewing and recommending to the board the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2019, our compensation committee did not hold meetings or pass resolutions.

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

In 2019, our corporate governance and nominating committee did not hold meetings or pass resolutions.

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

D.            Employees

We had 1,368, 1,157 and 820 full-time employees as of December 31 2017, 2018 and 2019, respectively. The following table sets forth the number of our employees by function as of December 31, 2019:

Functional Area	Number of Employees	% of Total
Management and administration	148	18
Sales and marketing	256	31
Operations	160	20
Research & development	256	31
Total	820	100

As of December 31, 2019, we had 374 employees located in Beijing, 222 employees located in other cities in China, 78 employees located in the United States and 146 employees located in the Philippines.

As of December 31, 2019, 278 of our full-time employees were Kaixin employees, of whom 145 were based in Beijing and 133 were located in other cities in China.

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

E.            Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (including Class A ordinary shares represented by our ADSs), as of May 31, 2020, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,061,092,893 ordinary shares outstanding as of May 31, 2020, including 755,704,443 Class A ordinary shares and 305,388,450 Class B ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%(1)	% of Voting Power(2)
Directors and Executive Officers:
Joseph Chen (3)	378,688,756	32.5	48.8
James Jian Liu (4)	56,710,665	5.2	1.5
Hui Huang (5)	*	*	*
Chuanfu Wang (6)	*	*	*
Tianruo Pu (7)	*	*	*
Yi Yang (8)	*	*	*
Rita Yi (8)	*	*	*
He Li (8)	*	*	*
All directors and executive officers as a group (9)	448,438,221	37.4	50.2

Principal Shareholders:
SoftBank Group Capital Limited and affiliate (10)	405,388,451	38.2	42.6
DCM and affiliates (11)	87,929,865	8.3	2.3
CRCM Institutional Master Fund (BVI), Ltd. (12)	62,905,470	5.9	1.7
Oasis Investments II Master Fund Ltd. (13)	59,020,470	5.6	1.5

*	Less than 1% of our total outstanding ordinary shares.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of May 31, 2020.

(2)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power with respect to all of our Class A and Class B ordinary shares as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per share and each holder of Class A ordinary shares is entitled to one vote per share held by our shareholders on all matters submitted to them for a vote. Subject to certain exceptions, our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(3)	Represents (i) 170,258,970 Class B ordinary shares held by Mr. Joseph Chen, (ii) 106,771,816 Class A ordinary shares held by Mr. Joseph Chen, among which 99,999,990 Class A ordinary shares are represented by 2,222,222 American depositary shares, (iii) 101,657,670 Class A ordinary shares issuable upon exercise of options held by Mr. Chen that that are exercisable within 60 days after May 31, 2020, and (iv) 1,880,804 Class A ordinary shares vested or upon vesting of Mr. Chen’s restricted share units within 60 days after May 31, 2020. See the two paragraphs following this table for more information on Class A and Class B ordinary shares. The business address of Mr. Chen is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China.

(4)	Represents (i) 32,461,035 Class A ordinary shares held by Mr. James Jian Liu, (ii) 24,150,000 Class A ordinary shares issuable upon exercise of options held by Mr. Liu that are exercisable within 60 days after May 31, 2020, and (iii) 99,630 Class A ordinary shares vested or upon vesting of Mr. Liu’s restricted share units within 60 days after May 31, 2020. The business address of Mr. Liu is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China.

(5)	The business address of Ms. Huang is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China.

(6)	The business address of Mr. Wang is No. 3009, BYD Road, Pingshan, Shenzhen, 518118, People’s Republic of China.

(7)	The business address of Mr. Pu is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China.

(8)	The business address of each of Ms. Yang, Ms. Yi and Mr. Li is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China.

(9)	Certain directors and executive officers have been granted options pursuant to our 2006, 2008 and 2009 Equity Incentive Plans and our 2011 and 2016 Share Incentive Plan. See “Item 6.B—Directors, Senior Management and Employees—Compensation— Equity Incentive Plans.”

(10)	The number of ordinary shares beneficially owned is as of December 31, 2019, as reported in a Schedule 13G/A filed by SoftBank Corp. on February 8, 2019, and consists of 270,258,971 Class A ordinary shares and 135,129,480 Class B ordinary shares held by SoftBank Group Capital Limited. See the two paragraphs following this table for more information on Class A and Class B ordinary shares. SoftBank Group Capital Limited is a corporation established under the laws of England and Wales, and is a wholly owned subsidiary of SoftBank Corp. SoftBank Corp. is a corporation established under the laws of Japan, and is a public company listed on the Tokyo Stock Exchange. On January 31, 2011, SoftBank Corp. transferred 2,582,200 series C preferred shares and 402,870,510 series D preferred shares to SB Pan Pacific Corporation, and, immediately prior to the completion of our initial public offering in May 2011, 135,129,480 of these series D preferred shares were converted into Class B ordinary shares on a one-to-one basis and the rest of the preferred shares held by SB Pan Pacific Corporation were converted into Class A ordinary shares on a one-to-one basis. In September 2018, SB Pan Pacific Corporation transferred all of our Class A ordinary shares and Class B ordinary shares held by it to SoftBank Group Capital Limited, as a part of an intracompany transfer. The business address for SoftBank Group Capital Limited is 69 Grosvenor Street, London, W1K 3JP, United Kingdom, and the business address for SoftBank Corp. is 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan.

(11)	The number of ordinary shares beneficially owned is as of December 31, 2018 as reported in a Schedule 13G/A filed by DCM (as defined below) and affiliates on February 11, 2018, and consists of (i) 81,768,285 Class A ordinary shares that are represented by 5,451,219 ADSs which are directly owned by DCM III, L.P., (ii) 2,166,501 Class A ordinary shares that are represented by 144,433 ADSs which are directly owned by DCM III-A, L.P. and (iii) 3,995,085 Class A ordinary shares that are represented by 266,339 ADSs which are directly owned by DCM Affiliates Fund III, L.P. We refer to these three entities collectively as “DCM.” DCM Investment Management III, LLC is the general partner of each of these three entities and may be deemed to have sole power to vote and dispose of the Class A ordinary shares held by them. In addition, Mr. David Chao, the managing member of DCM Investment Management III, LLC, may be deemed to have shared power to vote and dispose of those Class A ordinary shares. Mr. Chao also owns 2,310,450 shares (represented by 168,325 ADSs), of which 566,875 Class A ordinary shares are issuable upon the exercise of options. The business address of DCM Ventures is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025.

(12)	The number of ordinary shares beneficially owned is as of May 27, 2020 as reported in a Schedule 13G filed by CRCM (as defined below) and affiliates on June 19, 2020, and consists of 62,905,470 Class A ordinary shares directly held by CRCM Institutional Master Fund (BVI), Ltd. (the “CRCM Fund”). CRCM LP, a Delaware limited partnership is the investment manager of the CRCM Institutional Master Fund (BVI), Ltd. ChinaRock Capital Management Limited, a Hong Kong company limited by shares, is the sub-investment adviser to the CRCM LP. CRCM LLC, a Delaware limited liability company, is the general partner of the CRCM LP. Chun R. Ding , a Grenada citizen, is the managing partner of the CRCM LP, the director of the ChinaRock Capital Management Limited and a member of CRCM LLC with the power to exercise investment discretion. Each of CRCM LP, ChinaRock Capital Management Limited, CRCM LLC and Chun R. Ding disclaims any beneficial ownership of any such Class A ordinary shares. We refer to these entities and Ding as “CRCM.” The address of the principal business of (i) CRCM Institutional Master Fund (BVI), Ltd. is: c/o lntertrust (BVI) Limited, PO Box 4041, Road Town, Tortola, British Virgin Islands VG1110; (ii) CRCM LP, CRCM LLC is 475 Sansome Street, Suite 730, San Francisco, CA 94111; and (iii) ChinaRock Capital Management Limited and Ding is Unit 1617, 16th Floor, The Metropolis Tower, 10 Metropolis Drive, Hunghom, Kowloon , Hong Kong, China.

(13)	The number of ordinary shares beneficially owned is as of December 31, 2018 as reported in a Schedule 13G/A filed by Oasis (as defined below) on February 14, 2020, and consists of 59,020,470 Class A ordinary shares which are directly held by Oasis Investments II Master Fund Ltd, a Cayman Islands exempted company. Oasis Management Company Ltd., a Cayman Islands exempted company, is the investment manager of Oasis Investments II Master Fund Ltd. We refer to these two entities collectively as “Oasis.”Mr. Seth Fischer, is responsible for the supervision and conduct of all investment activities of the Oasis Management Company Ltd., including all investment decisions with respect to the assets of the Oasis Investments II Master Fund Ltd., with respect to the Class A Ordinary Shares held by the Oasis Investments II Master Fund Ltd., may be deemed to have shared power to vote and dispose of those Class A ordinary shares. The address of the business office of Mr. Seth Fischer is c/o Oasis Compliance, Oasis Management (Hong Kong), 21st Floor, Man Yee Building, 68 Des Voeux Road, Central, Hong Kong. The address of the business office of each of Oasis Management and the Oasis II Fund is Ugland House, PO Box 309 Grand Cayman, KY1-110, Cayman Islands.

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

To our knowledge, as of May 31, 2020, a total of 743,015,835 Class A ordinary shares were held by 33 record holders in the United States, including Citibank, N.A., the depositary of our ADS program, and 170,258,970 Class B ordinary shares were held by one record holder in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

In December 2018, we disposed of all tangible and intangible assets in our SNS platform and the related business, including Renren mobile live streaming, to Beijing Infinities Interactive Media Co., Ltd. for cash consideration of US$20 million and shares in the purchaser’s parent company, Infinities Technology (Cayman) Holding Limited, with a value of US$40 million, based on an agreed-upon estimated valuation of US$700 million for the parent company. Oak Pacific Holdings, a company controlled by Mr. Joseph Chen, our chairman and chief executive officer, and Mr. James Jian Liu, our executive director and chief operating officer, controls one of the minority shareholders of the purchaser. As of December 31, 2019, the unpaid cash consideration was US$13 million, and we determined allowance of US$12.4 million of these unpaid cash consideration. For a detailed discussion, see Note 4 of the accompanying financial statements.

Related Party Transactions with Oak Pacific Investment

Oak Pacific Investment issued a note to Renren as part of the OPI Transaction in June 2018. In March 2019, the interest rate was increased to from 8% per year to 8.5% per year in connection with a refinancing of Oak Pacific Investment’s debt obligations. In December 2019, OPI paid $10 million to us for the principle of the note and accrued interest on the portion of note being prepaid. As of December 31, 2019, we had US$91.8 million due from Oak Pacific Investment.

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

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

On July 19, 2018, two of our shareholders brought a shareholder derivative suit on behalf of Renren, as a nominal defendant, against Joseph Chen, our chief executive officer and chairman of the board of directors and David Chao, a former director. On December 5, 2018, another derivative suit was filed by a shareholder on behalf of Renren, as nominal defendant, against Joseph Chen, David Chao, several DCM entities, and Duff & Phelps, financial advisor to the special committee of the board of directors. On January 11, 2019, the plaintiffs in the two actions filed a joint motion to file a consolidated derivative complaint by February 1, 2019. On February 27, 2019, the court granted the consolidation motion and consolidated the cases under the caption In re Renren, Inc. Derivative Litigation, Index No. 653594/2018 (Sup. Ct. N.Y. Cty.). On March 7, 2019, plaintiffs filed a consolidated complaint in the consolidated case against Joseph Chen, David Chao, the DCM entities, Duff & Phelps, and Oak Pacific Investment. The complaint alleges that the valuation assigned to Oak Pacific Investment for purposes of the OPI Transaction undervalued the assets held by Oak Pacific Investment by several hundred million dollars and that the director defendants used the OPI Transaction to enrich themselves at the expense of other shareholders. The complaint further alleges that Duff & Phelps and the DCM Entities aided in the alleged acts relating to the OPI Transaction and that Oak Pacific Investment knowingly received the alleged improperly transferred assets. There are no claims asserted against Renren, but Renren may be subject to claims by certain of the defendants. On May 1, 2019, the court ordered a schedule for the briefing of several threshold issues, including service of process, jurisdiction and plaintiffs’ standing to pursue their claims. Renren and the defendants filed their motions to dismiss on these issues on May 10, 2019. On May 20, 2020, the court denied the motions to dismiss. Pursuant to a so-ordered stipulation, Renren and defendants Joseph Chen, David Chao, the DCM Entities, and Oak Pacific Investment answered the amended complaint on July 2, 2020 and defendant Duff & Phelps submitted supplemental briefing in support of its motion to dismiss the amended complaint on July 3, 2020. On June 22, 2020 and June 23, 2020, Renren and the defendants filed notices of appeal to the Appellate Division of the Supreme Court of the State of New York, First Judicial Department of the decision on the motions to dismiss.

In August 2018, a notice from the Shandong Luokou police bureau was placed at the location of our Ji’nan dealership. This notice stated that there is an ongoing investigation concerning the dealership premises, and relevant persons must cooperate with the investigation. We understand that the investigation concerns an individual who holds 30% of Ji’nan dealership’s equity interest, and not the Ji’nan dealership itself. However, because of the co-location of certain business and assets of the Ji’nan dealership and its 30% minority shareholder, certain vehicles owned by the Ji’nan dealership were not permitted to be disposed of, pursuant to certain pretrial measures taken by local law enforcement authorities. The Ji’nan dealership has ceased operations pending the resolution of these proceedings. In connection with these events, Kaixin has written off all the inventory held by the Ji’nan dealership, as well as its advances to suppliers, which amounted to US$5.7 million and US$16.1 million.

In 2019, due to disagreements with certain non-controlling shareholders of Kaixin on operational matters, some non-controlling shareholders illegally detained Kaixin’s inventories in its Dealerships and significant uncertainty arises on the realizability and collectability of the prepayments to purchase used cars for these Dealerships and amounts due from these non-controlling shareholders. As a result, Kaixin wrote down $17.8 million inventory, and wrote off US$22.3 million prepayments and US$12.4 million amounts due from non-controlling shareholders for the year ended December 31, 2019. Kaixin is in the process of negotiating with these non-controlling shareholders and initiated legal proceedings where necessary.

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

Dividend Policy

In June 2018, we paid a cash dividend of US$0.6125 per ordinary share, or US$9.1875 per ADS, to all of our shareholders as of 5:00 p.m. Eastern time on June 14, 2018, other than those shareholders who had waived the cash dividend in connection with the OPI Transaction. The aggregate amount of the cash dividend was US$133.7 million.

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

As we are a holding company, we rely, in part, on dividends paid to us by our PRC subsidiary for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC laws and regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until such reserve funds reach 50% of their registered capital. At the discretion of our PRC subsidiary, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves may not be distributed as cash dividends. Further, if our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. See “Item 3.D. Risk Factors— Risks Related to Our Corporate Structure and the Regulation of Our Business—We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Subject to our memorandum and articles of association and certain restrictions under Cayman Islands law, our board of directors has complete discretion on whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare dividends, but no such dividend shall exceed the amount recommended by our directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, they will be paid in accordance with Cayman Islands law, which provides, in summary, that dividends may be paid out of profits and/or our share premium account provided always that no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law (2020 Revision) of the Cayman Islands prevents us from offering our shares or securities to individuals within the Cayman Islands, which may limit our ability to distribute a dividend comprised of our shares or other securities. We will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in our registration statement on Form F-1 (File No. 333-173548), as amended, initially filed with the SEC on April 15, 2011. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A.	Offering and Listing Details

See “—C. Markets”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing 45 Class A ordinary shares, have been listed on the NYSE since May 4, 2011 and trade under the symbol “RENN.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.           Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2020 Revision) of the Cayman Islands, which is referred to below as the Companies Law, and the common law of the Cayman Islands.

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. All Class B ordinary shares beneficially owned by a holder and such holder’s affiliates will automatically convert into the same number of Class A ordinary shares if the holder and its affiliates collectively own less than 50% of the total shares held by them immediately upon the completion of our initial public offering in May 2011. In addition, upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder to any person or entity which is not over 50% owned by, or is not a direct family member of, the original holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. Furthermore, if a holder of the Class B ordinary shares transfers Class B ordinary shares to any entities in which the original holder owns over 50% but less than 100%, the number of Class B ordinary shares equal to the product of (X) the total number of Class B ordinary shares so transferred; and (Y) the difference between 100% and the percentage of ownership held by the original holder in the transferee shall be automatically and immediately converted into an equal number of Class A ordinary share.

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

D.           Exchange Controls

The Cayman Islands currently has no exchange control restrictions. See also “Item 4.B—Information on the Company— Business Overview—Regulation—Regulations on Foreign Exchange.”

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

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to provide our earnings and profits on the basis of United States federal income tax principles, you should assume that any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder that is the recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at the lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and our ADSs are readily tradable. Thus, we believe that dividends we pay on our ADSs would meet the conditions required for the reduced tax rates if we are not a PFIC. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. Dividends received on our ADSs or ordinary shares will not be eligible for the dividend received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Capital gains of non-corporate U.S. Holders derived from capital assets held for more than one year are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

Based on analyses of our income and the value of our assets, we believe that we were not a PFIC for the taxable year ended December 31, 2019, although no assurance can be given due to the highly factual nature of such analyses. Our PFIC status for the current taxable year ending December 31, 2020 will not be determinable until after the close of the year, and it is possible that we may be classified as a PFIC for such taxable year and in future taxable years. We have been classified as a PFIC previously during each of the 2011-2018 tax years. Our PFIC classification for any particular year will depend on the value of our ordinary shares and ADSs, the nature of our assets and income over time, and the nature of our business. There can be no assurance that we will not be a PFIC for the current or any future taxable year.

If we were a PFIC during a year in which a U.S. Holder owns our ADSs or ordinary shares, such ADSs or ordinary shares generally will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If you make a deemed sale election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as of the last day of the last year during which we were a PFIC. Any gain from such deemed sale would be subject to the consequences described below.

In addition, if we were a PFIC for any taxable year during which a U.S. Holder held our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remained a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, in the event we are or once again become a PFIC, a U.S. Holder of “marketable stock” in a PFIC is permitted to make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that our ADSs remain listed on the NYSE and are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder could continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes, even if a mark-to-market election is made with respect to our ADSs.

In certain circumstances, a shareholder in a PFIC may avoid the adverse tax consequences of the excess distribution regime described above if such shareholder can, and does, make a timely “qualified electing fund” election to include in income its pro rata share of the PFIC’s ordinary income and net capital gain on a current basis. In general, a U.S. Holder could make a qualified electing fund election only if we provide U.S. Holders with a “PFIC Annual Information Statement” that would allow the U.S. Holder to compute its pro rata share of our ordinary earnings and net capital gain determined under U.S. federal income tax principles. We currently do not separately compute income and loss in accordance with U.S. federal income tax principles and, accordingly, U.S. Holders may not be able to make a qualified electing fund election.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder will be required to file an annual IRS Form 8621 and must report any “excess distributions” with respect to our ADSs or ordinary shares during the year and other forms as may be required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares, including the possibility of making a mark-to-market election and the potential unavailability of the election to treat us as a qualified electing fund.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Most of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks is generally limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of December 31, 2019, we had RMB-denominated cash and term deposits totaling RMB18.9 million (US$2.7 million) and U.S. dollar-denominated cash and term deposits totaling US$1.7 million.

Interest Rate Risk

As of December 31, 2019, approximately 40.6% of our total assets was comprised of a fixed-rate note that was issued to Renren by Oak Pacific Investment in June 2018. The principal amount of the note was US$90,000,000, the interest rate was 8% per year, and the term was the earlier of five years and the date upon which Oak Pacific Investment and its subsidiaries no longer hold any shares of Social Finance Inc. In March 2019, the interest rate was increased to 8.5% per year in connection with a refinancing of Oak Pacific Investment’s debt obligations. The amount currently owed to us under the note is approximately US$90.3 million as of April 30, 2020. This note bears interest at a fixed rate and so is subject to interest rate risk resulting in change in fair value from market fluctuations in interest rates. However, because the note only has slightly more than three years remaining on its term and we intend to hold it until maturity, we do not believe that the risk from market fluctuations in interest rates is material.

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

Credit Risk

We have significant credit exposure to a privately held company that is a related party of ours. As of December 31, 2019, approximately 40.6% of our total assets was comprised of the note that was issued to Renren by Oak Pacific Investment in June 2018. See “Item 3.D. Risk Factors— Risks Related to Our Business and Industry—We have significant credit exposure to a related party.”

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

D.           American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Citibank, N.A., is the depositary of our ADS program. Set forth below is a summary of fees holders of our ADSs may be required to pay for various services the depositary may provide:

Service	Fee
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock	Up to US$0.05 per ADS held exercise of rights distributions or exercise of rights
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
Depositary services established by the depositary	Up to US$0.05 per ADS held on the applicable record date(s)
Transfer of ADRs	US$1.50 per certificate presented for transfer

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2017, 2018 and 2019, we received nil, approximately US$0.8 million and US$0.1 million, respectively, net of applicable withholding taxes in the United States, from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and acting chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and acting chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective, due to the three material weaknesses in our internal control over financial reporting as described below.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2019, using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management identified three material weaknesses in our internal control over financial reporting, as follows:

•	Inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP,
•	Lack of an effective continuous risk assessment process to identify and assess the financial reporting risks, and
•	Lack of evaluations to ascertain whether the components of internal control are present and functioning.

As a result of these material weaknesses and based on the evaluation described above, management concluded that our internal control over financial reporting was not effective as of December 31, 2019. Notwithstanding these material weaknesses, however, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Management’s Remediation Plans and Actions

To remediate the material weaknesses described above in “Management’s Report on Internal Control over Financial Reporting,” we are implementing the plan and measures described below, and we will continue to evaluate and may in the future implement additional measures.

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

Changes in Internal Control over Financial Reporting

Other than as described above, there were no other changes in our internal control over financial reporting during the year ended December 31, 2019 that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP and KPMG Huazhen LLP, our principal external auditors, for the periods indicated.

	For the Years Ended December 31,
	2018	2019
	(in thousands of US$)
Audit fees (1)	2,501.0	1,684.8
Tax fees(2)	-	30.0
Other fees (3)	25.7	284.1

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings. We paid or accrued expenses of US$2.5 million and US $0.5 million for the years ended December 31, 2018 and 2019 related to Deloitte Touche Tohmatsu Certified Public Accountants LLP. We paid or accrued expenses of US$1.2 million to KPMG Huazhen LLP related to its audit of our consolidated financial statements for the year ended December 31, 2019 and limited procedures performed in relation to interim financial information.

(2)	“Tax fees” include tax advisory service provided by our independent registered public accounting firm. We paid or accrued expenses of US$0.03 million to KPMG Huazhen LLP related to its tax advisory service for the year ended December 31, 2019.

(3)	“Other fees” represent the aggregate fees billed and expected to be billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm other than the services reported in (1) and (2). We paid or accrued expenses of US$0.03 million and US $0.14 million for the years ended December 31, 2018 and December 31, 2019 related to Deloitte Touche Tohmatsu Certified Public Accountants LLP. We paid or accrued expenses of US$0.14 million related to KPMG Huazhen LLP for the year ended December 31, 2019.

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

Our previously adopted ADS repurchase program expired without any repurchases having taken place. We currently have no repurchase program in place.

Item 16F. Change in Registrant’s Certifying Accountant

On November 5, 2019, we replaced Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, as our independent registered public accounting firm. We engaged KPMG Huazhen LLP, or KPMG, as our independent registered public accounting firm. The change of our independent registered public accounting firm was approved by the audit committee of our board on November 5, 2019. There was no disagreement between us and Deloitte.

Other than the adverse opinion on our internal control over financial reporting included in our 2017 annual report on Form 20-F because of a material weakness, the reports of Deloitte on our consolidated financial statements and internal control of financial reporting for the fiscal year ended December 31, 2017 and the report of Deloitte on our consolidated financial statements for the fiscal year ended December 31, 2018, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2017 and 2018 and the subsequent interim period through November 5, 2019, there have been no (i) disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Form 20-F Item 16F (a)(1)(v) other than the material weakness of inadequate controls designed over the accounting of significant, unusual and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP reported in our 2017 annual report on Form 20-F filed with the Securities and Exchange of Commission on May 14, 2018 and the material weakness of inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP disclosed in our 2018 annual report on Form 20-F filed with the Securities and Exchange of Commission on May 15, 2019.

The audit committee of our board of directors discussed the material weaknesses with Deloitte and we authorized Deloitte to fully respond to the inquiries of KPMG on the internal control related matters.

We provided Deloitte with a copy of the disclosures under this Item 16F and requested from Deloitte a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Deloitte’s letter dated July 7, 2020 is attached as Exhibit 16.1.

During each of the years ended December 31, 2017 and 2018 and the subsequent interim period through November 5, 2019, neither we nor anyone on behalf of us has consulted with KPMG regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

We are a Cayman Islands exempted company, and there are no requirements under applicable Cayman Islands law that correspond to these sections of the NYSE Listed Company Manual. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice and are exempted from the requirements of Sections 303A.01, 303A.07(a), 303A.08 and 303A.12(a) of the NYSE Listed Company Manual, although currently we are in compliance with the requirement to have a majority of independent directors under Section 303A.01.

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

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.1	Specimen American depositary receipt of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.2	Specimen Class A ordinary share certificate of the Registrant (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.3	Deposit Agreement, dated as of May 4, 2011, by and among the Registrant, Citibank, N.A., as depositary, and the holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-177366), filed with the SEC on October 18, 2011).

2.4	Amended and Restated Investors’ Rights Agreement between the Registrant and other parties therein, dated as of April 4, 2008, as amended (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.5	Form of Registration Rights Agreement between the Registrant and other parties therein (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.6*	Description of Securities

4.1	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.2	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

Exhibit Number	Description of Document
4.3	2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.4	2011 Share Incentive Plan (as amended by Amendment No.1 to the 2011 Share Incentive Plan) (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (file no. 333-209734), filed with the SEC on February 26, 2016).

4.5	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.6	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.7	Business Operations Agreement, dated as of December 23, 2010, between Qianxiang Shiji, Qianxiang Tiancheng and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.8	Amended and Restated Equity Option Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.9	Amended and Restated Equity Interest Pledge Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.10	Power of Attorney, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.11	Spousal Consents, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.12	Amended and Restated Loan Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

Exhibit Number	Description of Document
4.13	Amended and Restated Exclusive Technical Service Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.14	Amended and Restated Intellectual Property Right License Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.15	Power of Attorney, dated December 4, 2013, by Huang Hui (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.16	Power of Attorney, dated December 4, 2013, by Liu Jian (incorporated by reference to Exhibit 4.33 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 29, 2014).

4.17	Spousal Consent issued by Jonathan Gentile Anderson, as the lawful spouse of Huang Hui, and Chen Yan, as the lawful spouse of Liu Jian, both dated December 4, 2013 (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F (file no. 00135147), filed with the SEC on April 29, 2014).

4.18	Loan Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.19	Loan Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu (incorporated by reference to Exhibit 4.33 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.20	Business Operations Agreement, dated May 22, 2014, by and among Beijing Jingwei Sinan Information Technology Co., Ltd., Beijing Jingwei Zhihui Information Technology Co., Ltd., Jing Yang and Jian Liu (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.21	Power of Attorney, dated May 22, 2014, by Jing Yang (incorporated by reference to Exhibit 4.35 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.22	Power of Attorney, dated May 22, 2014, by Jian Liu (incorporated by reference to Exhibit 4.36 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.23	English translation of Spousal Consents, by Joseph Chen, as the lawful spouse of Jing Yang, and Yan Chen, as the lawful spouse of James Jian Liu, both dated May 22, 2014 (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (file no. 00135147), filed with the SEC on April 16, 2015)

Exhibit Number	Description of Document
4.24	Exclusive Technology Support and Technology Service Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Beijing Jingwei Zhihui Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.25	Intellectual Property Right License Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Beijing Jingwei Zhihui Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.26	English translation of Equity Interest Pledge Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (file no. 00135147), filed with the SEC on April 16, 2015)

4.27	English translation of Equity Interest Pledge Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (file no. 00135147), filed with the SEC on April 16, 2015)

4.28	Equity Option Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jing Yang (incorporated by reference to Exhibit 4.42 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.29	Equity Option Agreement, dated May 22, 2014, between Beijing Jingwei Sinan Information Technology Co., Ltd. and Jian Liu (incorporated by reference to Exhibit 4.43 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.30	English translation of Framework Purchase Agreement, dated October 28, 2014, by and among the Registrant, Beijing Wole Information Technology Co., Ltd., Jian Liu, Hui Huang, Guangzhou Qianjun Internet Technology Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.44 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.31	English translation of Amendment to Framework Purchase Agreement, dated December 1, 2014, by and among the Registrant, Beijing Wole Information Technology Co., Ltd., Jian Liu, Hui Huang, Guangzhou Qianjun Internet Technology Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.45 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.32	English translation of Business Cooperation Agreement, dated December 1, 2014, by and among Beijing Wole Information Technology Co., Ltd., Guangzhou Qianjun Internet Technology Co., Ltd., Beijing Qianxiang Wangjing Technology Development Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.46 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

Exhibit Number	Description of Document
4.33	English translation of Service Agreement, dated December 1, 2014, by and among Beijing Wole Information Technology Co., Ltd., Guangzhou Qianjun Internet Technology Co., Ltd., Beijing Qianxiang Wangjing Technology Development Co., Ltd. and Tianjin Jinhu Media Co., Ltd. (incorporated by reference to Exhibit 4.47 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on April 16, 2015)

4.34	Convertible Note and Series F Preferred Stock Purchase Agreement, dated July 28, 2015, by and among Social Finance, Inc., SoftBank Group International Limited, the Registrant and other parties therein (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 16, 2016)

4.35	English translation of Framework Agreement on Transfer of Renren Games Business by Renren Inc., dated January 5, 2016, by and among the Registrant, Link 224 Inc., Renren Game Hong Kong Limited and other parties therein (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 16, 2016)

4.36	English translation of Asset Sale and Purchase Agreement for Shanghai Renren Finance Leasing Asset-Backed Special Plan, dated January 26, 2016, by and between Shanghai Renren Finance Leasing Co., Ltd. and Xinyuan Asset Management Co., Ltd. (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (file no. 00135147), filed with the SEC on May 15, 2017)

4.37	2016 Share Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-8 (file no. 333-209734), filed with the SEC on February 26, 2016)

4.38	English translation of Asset Sale and Purchase Agreement for Shanghai Renren Finance Leasing Asset-Backed Special Plan II, dated August 10, 2016, by and between Shanghai Renren Finance Leasing Co., Ltd. and Beijing Founder Fubon Asset Management Co., Ltd. (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2017)

4.39	Transaction Confirmation, dated April 4, 2017, in connection with the sale of shares of Social Finance Inc. by the Registrant (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2017)

4.40	Loan Agreement between Shanghai Renren Automobile Technology Company Limited and James Jian Liu (English Translation), dated August 18, 2017 (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.41	Loan Agreement between Shanghai Renren Automobile Technology Company Limited and Yang Jing (English Translation), dated August 18, 2017 (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

Exhibit Number	Description of Document
4.42	Loan Agreement between Shanghai Renren Automobile Technology Company Limited and Yi Rui, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.42 to our annual report on Form 20-F (file no. 00135147), filed with the SEC on May 14, 2018)

4.43	Loan Agreement between Shanghai Renren Automobile Technology Company Limited and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.43 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.44	Exclusive Technology Support and Technology Services Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd. dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.44 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.45	Exclusive Technology Support and Technology Services Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Jieying Automobile Sales Co., Ltd. dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.45 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.46	Equity Pledge Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd, between Shanghai Renren Automobile Technology Company Limited and James Jian Liu, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.46 to our annual report on Form 20-F (file no. 00135147), filed with the SEC on May 14, 2018)

4.47	Equity Pledge Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd, between Shanghai Renren Automobile Technology Company Limited and Yang Jing, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.47 to our annual report on Form 20-F (file no. 00135147), filed with the SEC on May 14, 2018)

4.48	Equity Pledge Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd., between Shanghai Renren Automobile Technology Company Limited and Yi Rui, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.48 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.49	Equity Pledge Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd., between Shanghai Renren Automobile Technology Company Limited and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.49 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.50	Intellectual Property Right License Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd. and dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.50 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

Exhibit Number	Description of Document
4.51	Intellectual Property Right License Agreement between Shanghai Renren Automobile Technology Company Limited. and Shanghai Jieying Automobile Sales Co., Ltd., dated August 18, 2017 (incorporated by reference to Exhibit 4.51 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.52	Equity Option Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd between Shanghai Renren Automobile Technology Company Limited and James Jian Liu, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.53	Equity Option Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd between Shanghai Renren Automobile Technology Company Limited and Yang Jing, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.53 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.54	Equity Option Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd. between Shanghai Renren Automobile Technology Company Limited and Yi Rui, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.54 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.55	Equity Option Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd. between Shanghai Renren Automobile Technology Company Limited and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.56	Form of Equity Purchase Agreement (English Translation) (incorporated by reference to Exhibit 4.56 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.57	Form of Used Vehicle Purchase Contract (English Translation) (incorporated by reference to Exhibit 4.57 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.58	Form of Used Vehicle Agency Services Agreement (English Translation) (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.59	Form of Used Vehicle Sales Contract (English Translation) (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

Exhibit Number	Description of Document
4.60	Kaixin Auto Group 2018 Equity and Incentive Plan (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.61	Power of Attorney between Ren Jintao and Shanghai Renren Automobile Technology Company Limited, dated August 18, 2017 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.62	Power of Attorney between Yi Rui and Shanghai Renren Automobile Technology Company Limited, dated August 18, 2017 (incorporated by reference to Exhibit 4.62 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.63	Power of Attorney between Yang Jing and Shanghai Renren Automobile Technology Company Limited, dated August 18, 2017 (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.64	Power of Attorney between Liu Jian and Shanghai Renren Automobile Technology Company Limited, dated August 18, 2017 (incorporated by reference to Exhibit 4.64 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.65	Business Operations Agreement by and among Shanghai Renren Automobile Technology Company Limited., Shanghai Jieying Automobile Sales Co., Ltd., Ren Jintao and Yi Rui, dated August 18, 2017 (incorporated by reference to Exhibit 4.65 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.66	Business Operations Agreement by and among Shanghai Renren Automobile Technology Company Limited., Shanghai Qianxiang Changda Internet Information Technology Development Co. Ltd, Yang Jing and Liu Jian, dated August 18, 2017 (incorporated by reference to Exhibit 4.66 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.67	Consent of Xi Wang, lawful spouse of Ren Jintao, dated August 18, 2017 (incorporated by reference to Exhibit 4.67 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.68	Consent of Zhang Jian, lawful spouse of Yi Rui, dated August 18, 2017 (incorporated by reference to Exhibit 4.68 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.69	Consent of Joseph Chen, lawful spouse of Yang Jing, dated August 18, 2017 (incorporated by reference to Exhibit 4.69 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

Exhibit Number	Description of Document
4.70	Consent of Chen Yan, lawful spouse of Liu Jian, dated August 18, 2017 (incorporated by reference to Exhibit 4.70 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 14, 2018)

4.71	Automobile Consumer Loan Cooperation (Framework) Agreement between Ping An Bank Co., Ltd. Shanghai Branch and Shanghai Jieying Automobile Sales Co., Ltd., dated April 17, 2017 (incorporated by reference to Exhibit 4.71 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.72	Supplementary Agreement of Auto Consumer Loan Cooperation (Framework) Agreement between Ping An Bank Co., Ltd. Shanghai Branch and Shanghai Jieying Automobile Sales Co., Ltd., dated June 1, 2017 (incorporated by reference to Exhibit 4.72 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.73	Master Transaction Agreement among Renren Inc. CM Seven Star Acquisition Corporation and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 4.73 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.74	Non-Competition Agreement between Renren Inc. and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 4.74 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.75	Transitional Services Agreement between Renren Inc. and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 4.75 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.76	Investor Rights Agreement among CM Seven Star Acquisition Corporation, Shareholder Value Fund and Renren Inc., dated April 30, 2018 (incorporated by reference to Exhibit 4.76 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.77	Escrow Agreement concerning earnout shares among Renren Inc., CM Seven Star Acquisition Corporation and Vistra Corporate Services (HK) Limited, an escrow agent, dated April 30, 2018 (incorporated by reference to Exhibit 4.77 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.78	Share Exchange Agreement dated November 2, 2018, by and among Kaixin Auto Group, the Registrant and CM Seven Star Acquisition Corp. (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K (file no. 001-35147), filed with the SEC on November 6, 2018)

4.79	Asset Purchase Agreement dated November 13, 2018 by and between Beijing Infinities Interactive Media Co., Ltd. and Beijing Qianxiang Wangjing Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.79 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

Exhibit Number	Description of Document
4.80	Share Subscription Agreement dated November 13, 2018 by and between Infinities Technology (Cayman) Holding Limited and the Registrant (incorporated by reference to Exhibit 4.80 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.81	Convertible Loan Agreement dated January 28, 2019, by and among Kaixin Auto Group, the Registrant, CM Seven Star Acquisition Corp., and Kunlun Tech Limited (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (file no. 001-35147), filed with the SEC on January 29, 2019)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of KPMG Huazhen LLP

15.3*	Consent of TransAsia Lawyers

15.4*	Consent of Maples and Calder (Hong Kong) LLP

16.1*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Renren Inc.

	By:	/s/ Joseph Chen
		Name:	Joseph Chen
		Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: July 7, 2020

RENREN INC.

Reports of Independent Registered Public Accounting Firms and Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

RENREN INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Renren Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Renren Inc., its subsidiaries, its variable interest entities and the subsidiaries of its variable interest entities (the Company) as of December 31, 2019, the related consolidated statements of operations, comprehensive (loss) income, changes in equity, and cash flows for the year then ended, and the related notes and financial statement schedule I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred a loss from operations and negative cashflows from operating activities, has net current liabilities and an accumulated deficit, and has defaulted on loans that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases (“ASC 842”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the (consolidated) financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2019.

Beijing, China
July 7, 2020

RENREN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RENREN INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Renren Inc., its subsidiaries, its variable interest entities and the subsidiaries of its variable interest entities (collectively, the "Company") as of December 31, 2018, the related consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes and the financial statement schedule included in Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

RENREN INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2019

(In thousands of US dollars, except share data and per share data)

	As of December 31,
	2018	2019
ASSETS

Current assets:
Cash and cash equivalents	$15,333	$4,473
Restricted cash	5,818	13,091
Accounts receivable (net of allowances of $2,635 and $264 as of December 31, 2018 and 2019, respectively)	2,584	649
Short term investments	-	1,436
Financing receivable (net of allowances of $9,257 and $11,167 as of December 31, 2018 and 2019, respectively)	3,486	-
Prepaid expenses and other current assets	49,515	30,454
Inventory	59,197	21,981
Amounts due from related parties (net of allowances of $nil and $12,556 as of December 31, 2018 and 2019, respectively)	20,829	688

Total current assets	156,762	72,772

Property and equipment, net	1,555	851
Intangible assets, net	1,092	708
Goodwill	84,434	124
Long-term investments	22,341	13,454
Amounts due from related parties - non-current	133,880	131,758
Right-of-use assets	-	5,506
Restricted cash – non-current (including restricted cash – non-current of the consolidated VIEs of $363 and $358 as of December 31, 2018 and 2019, respectively)	36,362	358
Other non-current assets (including other non-current of the consolidated VIEs of $747 and $660 as of December 31, 2018 and 2019, respectively)	767	680

TOTAL ASSETS	$437,193	$226,211

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Renren Inc. of $6,849 and $4,448 as of December 31, 2018 and 2019, respectively)	$8,255	$5,393
Short-term debt (including short-term debt of the consolidated VIEs without recourse to Renren Inc. of $29,816 and $10,177 as of December 31, 2018 and 2019, respectively)	49,887	31,077
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Renren Inc. of $19,135 and $22,859 as of December 31, 2018 and 2019, respectively)	33,055	37,068
Operating lease liabilities - current (including operating lease liabilities - current of the consolidated VIEs without recourse to Renren Inc. of $nil and $1,441 as of December 31, 2018 and 2019)	-	2,836
Payable to investors (including payable to investors of the consolidated VIEs without recourse to Renren Inc. of $15 and $14 as of December 31, 2018 and 2019)	15	14
Amounts due to related parties (including amount due to related parties of the consolidated VIEs without recourse to Renren Inc. of $28 and $774 as of December 31, 2018 and 2019, respectively)	55	774

RENREN INC.

CONSOLIDATED BALANCE SHEETS - continued

DECEMBER 31, 2018 AND 2019

(In thousands of US dollars, except share data and per share data)

	As of December 31,
	2018	2019
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Renren Inc. of $3,099 and $15 as of December 31, 2018 and 2019, respectively)	3,716	750
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Renren Inc. of $10,920 and $9,116 as of December 31, 2018 and 2019, respectively)	20,602	20,054
Contingent consideration (Note 5) (including contingent consideration of the consolidated VIEs without recourse to Renren Inc. of $11,929 and $nil as of December 31, 2018 and 2019, respectively)	11,929	204

Total current liabilities	127,514	98,170

Long-term liabilities:
Long-term debt	35,000	-
Operating lease liabilities - non-current (including operating lease liabilities - non-current of the consolidated VIEs without recourse to Renren Inc. of $nil and $810 as of December 31, 2018 and 2019, respectively)	-	1,980
Long-term contingent consideration (Note 5) (including long-term contingent consideration of the consolidated VIEs without recourse to Renren Inc. of $88,098 and $ nil as of December 31, 2018 and 2019, respectively)	93,741	828

Total non-current liabilities	128,741	2,808

TOTAL LIABILITIES	$256,255	$100,978

Commitments and contingencies (Note 23)

Equity:
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized, 737,222,448 and 750,816,633 shares issued and outstanding as of December 31, 2018 and 2019, respectively	$737	$751
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 305,388,450 and 305,388,450 shares issued and outstanding as of December 31, 2018 and 2019, respectively; each Class B ordinary share is convertible into one Class A ordinary share	305	305
Additional paid-in capital	709,137	720,513
Accumulated deficit	(563,737)	(614,830)
Statutory reserves	6,712	6,712
Accumulated other comprehensive loss	(5,689)	(9,338)

Total Renren Inc. shareholders' equity	147,465	104,113

Noncontrolling interest	33,473	21,120

Total equity	180,938	125,233

TOTAL LIABILITIES AND EQUITY	$437,193	$226,211

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of US dollars, except share data and per share data)

	Years ended December 31,
	2017	2018	2019
Revenues:
Automobile sales	$121,084	$467,232	$332,634
Financing income	29,269	2,456	32
Other services	24,271	28,510	17,117
Total revenues	174,624	498,198	349,783

Cost of revenues:
Automobile sales	116,385	449,805	338,016
Financing income	28,975	14,021	2,017
Other services	17,954	12,642	6,860

Total cost of revenues	163,314	476,468	346,893

Gross profit	11,310	21,730	2,890

Operating expenses (income):
Selling and marketing	20,070	34,562	25,142
Research and development	17,435	26,349	26,148
General and administrative	51,494	71,094	46,651
Provision of amount due from a related party	-	-	12,408
Impairment of goodwill	-	29,055	83,379
Gain on disposal of property and equipment	-	(25,928)	-
Total operating expenses	88,999	135,132	193,728

Loss from operations	(77,689)	(113,402)	(190,838)
Other income (expenses)	2,656	(2,014)	2,363
Fair value change (loss) gain of contingent consideration	(2,601)	(29,604)	86,256
Impairment of long-term investments	-	-	(2,000)
Interest income (including interest income from a related party of $nil, $3,880 and $7,878 for the years ended December 31, 2017, 2018 and 2019, respectively)	1,988	5,760	8,837
Interest expenses	(4,322)	(5,103)	(4,623)
Realized (loss) gain on short-term investments	(100)	-	9
Realized gain (loss) on disposal of long-term investments	37,311	(2,141)	-

Loss before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of tax	(42,757)	(146,504)	(99,996)
Income tax expenses	(4,479)	(9,850)	(24)

Loss before earnings (loss) in equity method investments and noncontrolling interest, net of tax	(47,236)	(156,354)	(100,020)
Earnings (loss) in equity method investments, net of tax	55,985	(2,463)	(7,464)

Income (loss) from continuing operations	$8,749	$(158,817)	$(107,484)

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019 - continued

(In thousands of US dollars, except share data and per share data)

	Years ended December 31,
	2017	2018	2019
Discontinued operations:
Loss from the operations of the discontinued operations, net of tax expenses of $nil for the years ended December 31, 2017, 2018 and 2019, respectively	$(119,252)	$(18,799)	$-
Gain on deconsolidation of subsidiaries, net of tax of $nil for the years ended December 31, 2017, 2018 and 2019, respectively	-	242,097	-

(Loss) income from discontinued operations, net of tax expenses of $nil for the years ended December 31, 2017, 2018 and 2019, respectively	(119,252)	223,298	-

Net (loss) income	(110,503)	64,481	(107,484)
Net loss attributable to the noncontrolling interest	76	8,059	56,391

Net income (loss) from continuing operations attributable to Renren Inc.	8,825	(150,758)	(51,093)
Net (loss) income from discontinued operations attributable to Renren Inc.	(119,252)	223,298	-

Net (loss) income attributable to Renren Inc.	$(110,427)	$72,540	$(51,093)

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019 - continued

(In thousands of US dollars, except share data and per share data)

	Years ended December 31,
	2017	2018	2019
Net income (loss) per share:
Net income (loss) per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$0.01	$(0.15)	$(0.05)
Diluted	$0.01	$(0.15)	$(0.05)

Net (loss) income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	$(0.12)	$0.22	$-
Diluted	$(0.12)	$0.20	$-

Net (loss) income per share attributable to Renren Inc. shareholders:
Basic	$(0.11)	$0.07	$(0.05)
Diluted	$(0.11)	$0.07	$(0.05)

Weighted average number of shares used in calculating net income (loss) per share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,028,537,406	1,036,421,063	1,049,024,096
Diluted	1,029,736,939	1,036,421,063	1,049,024,096

Weighted average number of shares used in calculating net (loss) income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,028,537,406	1,036,421,063	-
Diluted	1,028,537,406	1,095,805,917	-

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of US dollars)

	Years ended December 31,
	2017	2018	2019
Net (loss) income	$(110,503)	$64,481	$(107,484)

Other comprehensive income (loss), net of tax:
Foreign currency translation	9,585	(5,770)	(4,868)
Net unrealized gain (loss) on available-for-sale investments, net of tax of $nil for the years ended December 31, 2017, 2018 and 2019, respectively	3,891	(9,671)	9
Transfer to statements of operations of realized gain on available-for-sale investments, net of tax of $nil for the years ended December 31, 2017, 2018 and 2019, respectively	(3,243)	(7,364)	(9)

Other comprehensive income (loss)	10,233	(22,805)	(4,868)

Comprehensive (loss) income	(100,270)	41,676	(112,352)
Less: Comprehensive loss attributable to noncontrolling interest	(76)	(10,578)	(57,915)

Comprehensive (loss) income attributable to Renren Inc.	$(100,194)	$52,254	$(54,437)

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of US dollars, except share data)

								Accumulated	Total
	Class A		Class B		Additional			other	Renren	Non-
	ordinary shares		ordinary shares		paid-in	Accumulated	Statutory	comprehensive	Inc.'s	controlling	Total
	Shares	Amount	Shares	Amount	capital	deficit	reserves	income (loss)	equity	interest	equity
Balance at January 1, 2017	719,651,418	$720	305,388,450	$305	$1,266,592	$(542,746)	$6,712	$6,883	$738,466	-	$738,466
Stock-based compensation	-	-	-	-	28,016	-	-	-	28,016	-	28,016
Other comprehensive loss	-	-	-	-	-	-	-	9,477	9,477	756	10,233
Noncontrolling interest arising from an acquisition	-	-	-	-	-	-	-	756	756	24,499	25,255
Capital contribution from non-controlling shareholder	-	-	-	-	7,954	-	-	-	7,954	8,763	16,717
Net loss	-	-	-	-	-	(110,427)	-	-	(110,427)	(76)	(110,503)
Exercise of share option and restricted shares vesting	6,898,035	7	-	-	555	-	-	-	562	-	562

Balance at December 31, 2017	726,549,453	$727	305,388,450	$305	$1,303,117	$(653,173)	$6,712	$17,116	$674,804	33,942	$708,746
Stock-based compensation	-	-	-	-	31,603	-	-	-	31,603	-	31,603
Other comprehensive loss	-	-	-	-	-	7,364	-	(10,754)	(3,390)	(2,519)	(5,909)
Noncontrolling interest arising from an acquisition	-	-	-	-	-	-	-	(2,519)	(2,519)	5,535	3,016
Disposal of subsidiaries	-	-	-	-	(64)	-	-	-	(64)	(1,421)	(1,485)
Capital contribution from non-controlling shareholder	-	-	-	-	7,947	-	-	-	7,947	5,995	13,942
Deconsolidation of Oak Pacific Investment	-	-	-	-	(634,278)	9,532	-	(9,532)	(634,278)	-	(634,278)
Net income (loss)	-	-	-	-	-	72,540	-	-	72,540	(8,059)	64,481
Exercise of share option and restricted shares vesting	10,672,995	10	-	-	812	-	-	-	822	-	822

Balance at December 31, 2018	737,222,448	$737	305,388,450	$305	$709,137	$(563,737)	$6,712	$(5,689)	$147,465	$33,473	$180,938
Stock-based compensation	-	-	-	-	11,369	-	-	-	11,369	915	12,284
Other comprehensive loss	-	-	-	-	-	-	-	(3,344)	(3,344)	(1,524)	(4,868)
Acquisition of interest in a dealership held by non-controlling shareholder	-	-	-	-	(187)	-	-	-	(187)	(1,325)	(1,512)
Disposal of a dealership	-	-	-	-	(81)	-	-	-	(81)	(701)	(782)
Reverse recapitalization of the Kaixin Offering	-	-	-	-	(21,040)	-	-	(305)	(21,345)	16,298	(5,047)
Issuance of units by KAH and conversion of rights to KAH’s ordinary shares	-	-	-	-	5,184	-	-	-	5,184	2,316	7,500
Beneficial conversion feature of a convertible loan issued by Kaixin	-	-	-	-	1,471	-	-	-	1,471	657	2,128
Conversion of convertible loans issued by Kaixin to KAH’s ordinary shares	-	-	-	-	14,666	-	-	-	14,666	6,553	21,219
Net loss	-	-	-	-	-	(51,093)	-	-	(51,093)	(56,391)	(107,484)
Exercise of share option and restricted shares vesting	13,594,185	14	-	-	(6)	-	-	-	8	-	8
Reclassification from liability to equity for contingent consideration	-	-	-	-	-	-	-	-	-	20,849	20,849
Balance at December 31, 2019	750,816,633	$751	305,388,450	$305	$720,513	$(614,830)	$6,712	$(9,338)	$104,113	$21,120	$125,233

The accompanying notes are integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of US dollars)

	Years ended December 31,
	2017	2018	2019
Cash flows from operating activities:
Net (loss) income	$(110,503)	$64,481	$(107,484)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	28,016	31,603	12,284
Gain on deconsolidation of subsidiaries	(1,825)	(242,097)	(1,572)
Noncash interest expenses	-	-	2,347
Loss (earnings) in equity method investments	(67,240)	12,090	7,464
Realized gain on disposal of long-term investments	(37,311)	2,141	-
Reduction in the carrying amount of the right-of-use assets	-	-	2,852
Depreciation and amortization	2,029	1,443	975
Impairment on property and equipment	-	-	503
Impairment on long-term investments	113,073	2,180	2,000
Impairment on intangible assets	-	675	-
Impairment on goodwill	-	29,055	83,379
Interest income from long-term available-for-sale investment	(108)	-	-
Write-offs of prepaid expenses and other current assets	-	-	22,700
Provision for doubtful accounts	46	41	212
Provision for amount due from a related party	-	-	12,408
Write-offs for advance to supplier related to Ji'nan Dealership	(39)	16,140	-
Allowances for financing receivable losses	12,745	10,802	2,017
Write down of inventory	-	200	17,826
Write-offs of inventory related to Ji'nan Dealership	-	5,712	-
(Gain) loss on disposal of property and equipment	13	(25,928)	(52)
(Gain) loss on short-term investments	100	-	-
Realized gain on long-term available-for-sale investment	-	(1,005)	-
Fair value change of put option and liability-classified warrant	(195)	(233)	-
Fair value change of contingent consideration	2,545	29,604	(86,256)

Changes in operating assets and liabilities:
Accounts receivable	2,116	3,463	1,549
Financing receivable	(321)	19	1,430
Prepaid expenses and other current assets	(20,842)	51,864	(9,758)
Inventory	(76,605)	28,903	18,676
Right of use assets	-	-	(8,387)
Other non-current assets	434	154	82
Accounts payable	12,599	(11,682)	(2,063)
Amounts due from/to related parties	7,514	(65,343)	(6,495)
Accrued expenses and other current liabilities	8,576	(5,442)	(2,497)
Interest payable to investors	(4,048)	(4,722)	-
Deferred revenue	4,109	(7,324)	(2,402)
Operating lease liabilities-current	-	-	2,857
Operating lease liabilities-non-current	-	-	1,990
Other non-current liabilities	5,862	3,147	-
Income tax payable	4,296	9,820	(788)
Net cash used in operating activities	(114,964)	(60,239)	(34,203)

Cash flows from investing activities:
Proceeds from principal repayments of financing receivable	925,951	109,103	-
Payments to provide financing receivable	(748,725)	(5)	-
Proceeds from sale of trading securities	7,973	-	-
Proceeds from sale of equity investment with readily determinable fair values	-	8,432	-

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of US dollars)

	Years ended December 31,
	2017	2018	2019
Proceeds from sale of equity method investments	94,604	-	-
Proceeds from sales of equity investments without readily determinable fair values	32,726	4,585	-
Proceeds from capital withdrawal from equity method investees	148	1,098	-
Proceeds from disposition of Renren SNS	-	-	6,090
Proceeds from repayment of the note issued by OPI	-	-	9,564
Purchase of trading securities	(7,653)	-	-
Purchase of equity method investments, call option and warrant	(4,940)	-	-
Purchase of equity investments without readily determinable fair values	(5,673)	(256)	-
Purchase of long-term available-for-sale investments	(3,000)	(650)	-
Purchase of short-term investments	-	-	(1,436)
Proceeds from disposal of equipment and property	63	60,388	111
Purchases of equipment and property	(135)	(884)	(480)
Cash disposed of from deconsolidation of subsidiaries	(1,179)	-	(343)
Acquisition of subsidiaries, net of cash acquired	(23,305)	(9,454)	-
Loan to related parties	(11,113)	-	-
Proceeds from repayment of related party loans	8,871	-	-
Loans to third parties	(2,220)	(1,513)	-
Proceeds from repayment of third party loans	892	-	4,086

Net cash provided by investing activities	263,285	170,844	17,592

Cash flows from financing activities:
Proceeds from exercise of share options	262	526	8
Proceeds from investors	1,580,544	57,767	-
Payment to investors	(1,688,655)	(193,502)	-
Proceeds from convertible loans issued by Kaixin	-	-	21,000
Proceeds from the issuance of units by KAH	-	-	7,500
Cash acquired in the reverse recapitalization	-	-	6
Repayment of borrowings	(68,025)	(119,000)	(82,214)
Cash distribution to shareholders related to acquisition of OPI	-	(168,983)	-
Proceeds from short-term borrowings	65,859	71,140	28,654
Proceeds from long-term borrowings	26,639	87,000	-
Advance from KAH's non-controlling Shareholder	-	-	1,600
Capital injection by noncontrolling shareholders	16,263	10,873	-

Net cash used in financing activities	(67,113)	(254,179)	(23,446)

Net (decrease) increase in cash and cash equivalents and restricted cash	81,208	(143,574)	(40,057)
Cash and cash equivalents and restricted cash at beginning of year	110,084	201,923	57,513
Effect of exchange rate changes	10,631	(836)	466

Cash and cash equivalents and restricted cash at end of year	$201,923	$57,513	$17,922

Supplemental schedule of cash flows information:
Interest paid	10,729	$8,290	$2,275
Income taxes paid	$180	$1	$254

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of US dollars)

	Years ended December 31,
	2017	2018	2019
Schedule of non-cash activities:
Contingent consideration	$62,493	$14,113	$-
Reclassification from liability to equity for contingent consideration	-	-	20,849
Beneficial conversion feature of a convertible loan issued by Kaixin			2,128
Conversion of convertible loans issued by Kaixin to KAH’s ordinary shares, including interest of $219	-	-	21,219
Acquisition of noncontrolling interest			1,512
Net assets disposal of a dealership	-	-	62
Net liabilities acquired in the reverse recapitalization, excluding cash acquired	-	-	5,053
Increase in equity method investments through the settlement of amount due from a related party	-	-	600
Receivable from disposition of Renren SNS	-	60,000	-
Acquisition of business settled by forgiveness of financing receivable	21,201	1,428	-
Acquisition of entity through settlement of long-term investments	5,787	-	-
Acquisition of entity through settlement of loan to a related party	$200	$-	$-

In addition to the above, during the year ended December 31, 2018, the Company had $60 million and $500 million of non-cash activities related to the disposal of the Company’s SNS Business and Oak Pacific Investment (“OPI”). See Note 4.

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Renren Inc. was incorporated in the Cayman Islands. Renren Inc, its consolidated subsidiaries, variable interest entities ("VIEs") and VIEs' subsidiaries (collectively referred to as the "Company") are primarily engaged in the business of used car trading which represents the majority of the Company's revenue and its SaaS business, which includes all-in-one real estate solution provider, Chime. Prior to 2018, the Company was also engaged in the operation of its social networking internet platform ("SNS") through which it provided online advertising services and internet value-added services ("IVAS") as well as the operation of a financial services platform to provide internet finance services. During the years ended December 31, 2017, the Company gradually stopped providing its internet finance services to focus on its used car business. Additionally, during the year ended December 31, 2018, the Company disposed of its SNS business as well as of OPI as further described below.

Disposal of SNS business

In December 2018, the Company disposed all of its tangible and intangibles assets related to www.renren.com and its related SNS business.  The disposal of its SNS business represented a strategic shift and had a major effect on the Company's results of operations. Accordingly, revenues and expenses and cash flows related to the SNS business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2017 and 2018 have been adjusted to reflect this change. Refer to Note 4 for further details.

Disposal of Oak Pacific Investment ("OPI")

On April 30, 2018, the Company announced a series of transactions that included a cash dividend by the Company and a private placement by its subsidiary OPI. The OPI transaction was undertaken to reduce the number and aggregate size of the Company's long-term investments.  At the time of the disposal, OPI held the Company's ZenZone advertising agency business as well as the majority of the Company's long-term investments.  The private placement closed on June 21, 2018 and the Company completed the payment of the special cash dividend shortly thereafter. As a result, the Company deconsolidated OPI on June 21, 2018.  The disposal of OPI represented a strategic shift and had a major effect on the Company's results of operations.  Accordingly, revenues and expenses and cash flows related to OPI have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented.  The consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2017 and 2018 have been adjusted to reflect this change.  Refer to Note 4 for further details.

The Kaixin Offering

On November 2, 2018, Kaixin Auto Group ("Kaixin"), a wholly owned subsidiary of Renren Inc, Kaixin Auto Holdings ("KAH"), a blank check company formed for the purpose of entering into a merger with one or more businesses and listed on the NASDAQ stock market (formerly called CM Seven Star Acquisition Corporation) and Renren Inc. agreed to a reverse merger under the terms of a definitive share exchange agreement (the "Merger"). Pursuant to a series of transactions that closed on April 30, 2019, KAH acquired 100% of the issued and outstanding shares of Kaixin from Renren in exchange for an initial consideration of approximately 25 million KAH shares upon the consummation of the Merger. The transaction resulted in Renren Inc. acquiring a controlling interest of KAH and the decrease in Renren Inc’s ownership interest in Kaixin from 100% to 69% upon the consummation of the Merger. The Merger resulted in the separate listing of Kaixin on the NASDAQ under the ticker symbol KXIN. The transaction was accounted for as an equity transaction, and no gain or loss was recognized in the Company’s consolidated financial statements. The carrying amount of the noncontrolling interest was adjusted to reflect the change in Renren Inc’s ownership interest in Kaixin.

Additionally, 3.3 million indemnification shares were issued by KAH and held in escrow. Renren may be entitled to receive such shares if it meets the indemnification condition from May 1, 2019 to April 30, 2021.

Further, 19.5 million earnout shares were issued by KAH and held in escrow. Renren may be entitled to receive earnout shares as follows: (1) if KAH’s gross revenue for the year ended December 31, 2019 is greater than or equal to RMB5 billion, Renren is entitled to receive 1,950,000 ordinary shares of KAH; (2) if KAH’s adjusted EBITDA as defined in the definitive share exchange agreement for the year ended December 31, 2019 is greater than or equal to RMB150 million, Renren is entitled to receive 3,900,000 ordinary shares of KAH, increasing proportionally to 7,800,000 ordinary shares if KAH’s adjusted EBITDA is greater than or equal to RMB200 million; and (3) if KAH’s adjusted EBITDA for the year ended December 31, 2020 is greater than or equal to RMB340 million, Renren is entitled to receive 4,875,000 ordinary shares of KAH, increasing proportionally to 9,750,000 ordinary shares if KAH’s adjusted EBITDA is greater than or equal to RMB480 million.

Notwithstanding the Revenue and Adjusted EBITDA achieved by KAH for any period, Renren will receive the 2019 earnout shares if the stock price of KAH is higher than $13.00 for any sixty days in any period of ninety consecutive trading days during an fifteen month period following the closing, and will receive the 2019 earnout shares and the 2020 earnout shares if the stock price of KAH is higher than $13.50 for any sixty days in any period of ninety consecutive trading days during a thirty month period following the closing.

The earnout shares will be cancelled if they are not transferred to Renren pursuant to the earnout provisions by October 2021. As of December 31, 2019, the operating results of KAH or the stock price did not meet the above conditions for the earnout shares.

On January 28, 2019, Kaixin, KAH and Kunlun Tech Limited (“Kunlun”), entered into a convertible loan agreement. According to the agreement, Kunlun advanced US$20 million to Kaixin on January 28, 2019, which is subject to an annual interest rate stipulated by the Peoples Bank of China for the corresponding period, which is at 4.35% as of January 28, 2019. If there was a closing of the Merger before May 31, 2019, the interest would be waived and the US$20 million loan would be automatically converted into KAH’s units (“Unit”) at the closing date at a price of US$10.00 per Unit. Each Unit represents one ordinary share of KAH, one half of a redeemable warrant of KAH with a striking price of US$11.50 (“Warrant”), and a right to 1/10 of an ordinary share of KAH (“Right”). The USD20 million would become due if the Merger could not be closed by May 31, 2019.

The Company assessed the contingent conversion feature and determined that this feature did not meet the definition of a derivative instrument because the settlement terms involved the gross delivery of the underlying securities, which were not readily convertible to cash. The Company then assessed whether the beneficial conversion feature guidance was applicable and concluded the convertible loan contains a contingent beneficial conversion feature. Upon the closing of the Merger, the contingency was resolved and the convertible loan, which consists of $20,000 principal and $219 accrued interest, was automatically converted into 2,000,000 Units. Accordingly, a contingent beneficial conversion feature of $2,128 was recognized as additional interest expense, which represents the difference between the conversion price and the fair value of the KAH’s ordinary share, one half of a warrant and a right on the commitment date.

On April 25, 2019, Kaixin, KAH and 58.com Holdings Inc. (58.com) entered into a convertible loan, pursuant to which 58.com agreed to advance $1 million to Kaixin, which is subject to an annual interest rate stipulated by the Peoples Bank of China for the corresponding period, which is at 4.35% % as of April 25, 2019. If there was a closing of the Merger before May 31, 2019, the interest would be waived and the US$1 million loan would be automatically converted into KAH’s ordinary shares at a price of US$10.00 per share. Upon the closing of the Merger, 58.com remitted the $1 million to Kaixin, was automatically converted into 100,000 ordinary shares of KAH. The conversion feature is not bifurcated due to its indexed to KAH’s own stock and there was no beneficial conversion feature.

At the closing of the Merger, KAH issued 750,000 units to E&A Callet Investment Limited (“E&A Callet”) for US$7,500, which consists of 750,000 KAH’s ordinary shares, 375,000 Warrants, and Rights that converted into 75,000 KAH’s ordinary shares at the same time.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

As of December 31, 2019, Renren Inc.'s major subsidiaries, VIEs and VIEs' subsidiaries are as follows:

	Later of date		Percentage of
	of incorporation	Place of	legal ownership
Name of Subsidiaries	or acquisition	incorporation	by Renren Inc.	Principal activities
Subsidiaries:
Chime Technologies, Inc.	September 7, 2012	USA	100%	SaaS business
Trucker Path Inc.	December 28, 2017	USA	100%	Internet business
Lucrativ Inc.	January 22, 2018	USA	100%	SaaS business
Lofty US, Inc.	December 21, 2018	USA	100%	SaaS business
Renren Giantly Philippines Inc.	March, 2018	Philippines	100%	SaaS business
Qianxiang Shiji Technology Development (Beijing) Co., Ltd. ("Qianxiang Shiji")	March 21, 2005	PRC	100%	Investment holding
Shanghai Renren Automobile Technology Co., Ltd	August 18, 2017	PRC	69%	Investment holding

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

	Later of date		Percentage of
	of incorporation	Place of	legal ownership	Principal
Name of Subsidiaries	or acquisition	incorporation	by Renren Inc.	activities

Variable Interest Entities:
Beijing Qianxiang Tiancheng Technology Development Co., Ltd. ("Qianxiang Tiancheng")	October 28, 2002	PRC	N/A	Internet business

Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd. ("Shanghai Changda")	October 25, 2010	PRC	N/A	Automobile business
Shanghai Jieying Automobile Sales Co., Ltd. ("Shanghai Jieying")	Feburay 27, 2017	PRC	N/A	Automobile business

Subsidiaries of Variable Interest Entities:
Beijing Qianxiang Wangjing Technology Development Co., Ltd. ("Qianxiang Wangjing")	November 11, 2008	PRC	N/A	Internet business

Beijing Kirin Wings Technology Development Co., Ltd.	January 16, 2013	PRC	N/A	Internet business
Jieying Baolufeng Automobile Sales (Shenyang) Co., Ltd.	June 14, 2017	PRC	N/A	Automobile business
Chongqing Jieying Shangyue Automobile Sales Co., Ltd.	July 3, 2017	PRC	N/A	Automobile business
Jiangsu Jieying Ruineng Automobile Sales Co., Ltd.	May 16, 2017	PRC	N/A	Automobile business
Dalian Yiche Jieying Automobile Sales Co., Ltd.	June 27, 2017	PRC	N/A	Automobile business
Henan Jieying Hengxin Automobile Sales Co., Ltd.	June 29, 2017	PRC	N/A	Automobile business
Shanxi Jieying Weilan Automobile Sales and Service Co., Ltd.	March 13, 2018	PRC	N/A	Automobile business

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

	Later of date		Percentage of
	of incorporation	Place of	legal ownership	Principal
Name of Subsidiaries	or acquisition	incorporation	by Renren Inc.	activities
Shandong Jieying Huaqi Automobile Service Co., Ltd.	July 20, 2017	PRC	N/A	Automobile business
Neimenggu Jieying Kaihang Automobile Sales Co., Ltd.	July 14, 2017	PRC	N/A	Automobile business
Hangzhou Jieying Yifeng Automobile Sales Co., Ltd.	August 1, 2017	PRC	N/A	Automobile business
Jilin Jieying Taocheguan Automobile Sales Co., Ltd.	October 31, 2017	PRC	N/A	Automobile business
Suzhou Jieying Chemaishi Automobile Sales Co., Ltd.	October 27, 2017	PRC	N/A	Automobile business
Cangzhou Jieying Bole Automobile Sales Co., Ltd.	August 10, 2017	PRC	N/A	Automobile business
Shanghai Jieying Diyi Automobile Sales Co., Ltd.	October 19, 2017	PRC	N/A	Automobile business
Ningxia Jieying Xianzhi Automobile Sales Co., Ltd.	July 26, 2017	PRC	N/A	Automobile business
Wuhan Jieying Chimei Automobile Sales Co., Ltd.	November 20, 2017	PRC	N/A	Automobile business

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements

PRC regulations currently limit direct foreign ownership of business entities providing automobile sales, value-added telecommunications services, online advertising services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, the Company conducts substantially all of its businesses through the VIE, Shanghai Jieying and Shanghai Changda, as well as their respective subsidiaries. Shanghai Jieying and Shanghai Changda are mainly engaged in the used car trading business. Historically, the Company provided online advertising, IVAS and internet finance services through the VIE, Qianxiang Tiancheng. Shanghai Jieying, Shanghai Changda and Qianxiang Tiancheng are collectively referred to as the “VIEs”.

Qianxiang Shiji ("WFOE"), and Shanghai Renren Automotive Technology Co., Ltd, or Shanghai Automotive ("WFOE") (collectively referred to as the “WOFEs”), entered into a series of contractual arrangements with the VIEs that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the WOFEs are considered the primary beneficiary of the VIEs and has consolidated the VIEs' financial results of operations, assets and liabilities in the Company's consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIEs, the Company believes the Company's rights under the terms of the exclusive option agreement and power of attorney are substantive given the substantive participating rights held by SB Pan Pacific Corporation as it relates to operating matters, which provide it with a substantive kick out right.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

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

(1)	Power of Attorney: WFOEs hold irrevocable power of attorney executed by the legal owners of the VIEs to exercise their voting rights on, including but not limited to dividend declaration, all matters at meetings of the legal owners of the VIEs and through such power of attorney has the right to control the operations of the VIEs. The power of attorney for Qianxiang Tiancheng will remain in force for ten years until December 22, 2020, and will be automatically renewed upon the extension of the terms of the relevant business operations agreements until the earlier of the following events: (i) nominee loses his/her position in Qianxiang Shiji or Qianxiang Shiji issue a written notice to dismiss or replace nominee; and (ii) the business operations agreements among Qianxiang Shiji, Qianxiang Tiancheng and Qianxiang Tiancheng's shareholders terminate or expire. The power of attorney for Shanghai Jieying and Shanghai Changda became effective on August 18, 2017 and will remain effective as long as Shanghai Jieying and Shanghai Changda exist. The shareholders of Shanghai Jieying or Shanghai Changda do not have the right to terminate or revoke the power of attorney without the prior written consent of Shanghai Automotive.

(2)	Business Operations Agreement: The business operations agreements specifically and explicitly grant WFOEs the principal operating decision making rights, such as appointment of the directors and executive management, of the VIEs.

The terms of the business operations agreements for Qianxiang Tiancheng, Shanghai Jieying and Shanghai Changda are ten years and will be extended automatically for another ten years unless the WFOEs provide a 30-day advance written notice to the VIEs and to each of the VIEs' shareholders requesting not to extend the term three months prior to the expiration dates of December 22, 2020, August 17, 2027 and August 17, 2027, respectively. Neither the VIEs nor any of the VIEs' shareholders may terminate the agreements during the terms or the extensions of the terms.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

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

The spouse of each of the shareholders of Shanghai Jieying and Shanghai Changda acknowledged that certain equity interests of Shanghai Jieying and Shanghai Changda, held by and registered in the name of his/her spouse would be disposed of pursuant to the loan agreement, equity option agreement and equity interest pledge agreement of which they were respectively a party, and they will not take any action to interfere with such arrangement, including claiming that such equity interests constitute property or communal property between his/her spouse and himself/herself.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

(5)	Exclusive Technical and Consulting Services Agreement: The WFOEs and registered shareholders irrevocably agree that the WFOEs shall be the exclusive technology service provider to the VIEs in return for a service fee which is determined at the sole discretion of the WFOEs.

The term of each of agreement is ten years and will be extended automatically for another ten years unless terminated by the WFOEs. The WFOEs can terminate the agreement at any time by providing a 30-day prior written notice. Qianxiang Tiancheng, Shanghai Jieying and Shanghai Changda are not permitted to terminate the agreements prior to the expiration of the terms by December 22, 2020, August 17, 2027 and August 17, 2027, respectively, unless the WFOEs fail to comply with any of their obligations under this agreement and such breach makes the WFOEs unable to continue to perform the agreements.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

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

Risks in relation to the VIE structure

The Company and the Company's legal counsel believe that Qianxiang Shiji's and Shanghai Automotive's contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	Revoke the business and operating licenses of the WFOEs, the VIEs and their subsidiaries;
•	Discontinue or restrict the operations of any related-party transactions among the WFOEs, the VIEs and their subsidiaries;
•	Impose fines or other requirements on the WFOEs, the VIEs and their subsidiaries;
•	Require the WFOEs, the VIEs and their subsidiaries to revise the relevant ownership structure or restructure operations; and/or
•	Restrict or prohibit the Company's use of the proceeds of the additional public offering to finance the Company's business and operations in China.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

The Company's ability to conduct its used car trading business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs and the VIEs' subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and the VIEs' subsidiaries and shareholders, and it may lose the ability to receive economic benefits from the VIEs and the VIEs' subsidiaries.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements after elimination of intercompany balances and transactions between the offshore companies, WFOEs, VIEs and VIEs’ subsidiaries. As of December 31, 2018 and 2019, the balance of the amounts payable by the VIEs and their subsidiaries to the WFOEs related to the service fees were $ nil.

	As of December 31,
	2018	2019
Cash and cash equivalents	$9,363	$1,344
Short-term investment	-	1,436
Accounts receivable, net	2,215	421
Inventory	57,859	20,598
Prepaid expenses and other current assets	46,247	28,620
Amounts due from related parties	20,008	688

Total current assets	135,692	53,107

Property and equipment, net	489	329
Long-term investments	1,900	1,799
Goodwill	64,364	-
Amount due from a related party – non-current	40,000	40,000
Restricted cash – non-current	363	358
Right-of-use assets	-	2,813
Other non-current assets	747	660

Total non-current assets	107,863	45,959

Total assets	$243,555	$99,066

Accounts payable	$6,849	$4,448
Short-term debt (including short-term debt of the consolidated VIEs with recourse to Renren Inc. of $7,900 as of December 31, 2019)	29,816	18,077
Accrued expenses and other current liabilities	19,135	22,859
Operating lease liabilities - current	-	1,441
Payable to investors	15	14
Amounts due to related parties	28	774
Deferred revenue	3,099	15
Contingent consideration	11,929	-
Income tax payable	10,920	9,116

Total current liabilities	81,791	56,744

Long-term contingent consideration	88,098	-
Operating lease liabilities - non-current	-	810

Total non-current liabilities	88,098	810

Total liabilities	$169,889	$57,554

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

	Years ended December 31,
	2017	2018	2019

Revenues	$153,759	$486,388	$339,210
Loss from continuing operations	$(19,250)	$(82,304)	$(74,104)
Loss from discontinued operations	$(22,995)	$(5,220)	$-

	Years ended December 31,
	2017	2018	2019

Net cash used in operating activities	$(146,911)	$(14,403)	$(5,118)
Net cash provided by (used in) investing activities	$22,943	$(11,441)	$8,667
Net cash provided by (used in) financing activities	$37,208	$27,018	$(11,545)

The VIEs contributed an aggregate of 88.1%, 97.6% and 97.0% of the consolidated revenues for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the VIEs accounted for an aggregate of 55.7% and 43.8%, respectively, of the consolidated total assets, and 66.3% and 56.2%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, restricted cash, amounts due from related parties - non-current, and long-term investments.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 25 for disclosure of restricted net assets.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b)	Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2019, the Company incurred a loss from operations of $107,484 and negative cashflows from operating activities of $34,203. As of December 31, 2019, the Company had net current liabilities (current assets less current liabilities) of $25,398, an accumulated deficit of $614,830. As of June 30, 2020, short-term debt of $718 was at default and not repaid. The Company’s ability to continue as a going concern is dependent on the Company’s ability to generate cash flows from operations, and the Company’s ability to arrange adequate financing arrangements. These factors raise substantial doubt about its ability to continue as a going concern.

In March 2020, the Company received $4 million from OPI as payment of receivables due from OPI, and in April 2020, loan of $11 million, originally due in April 2020 was extended by East West Bank to September 30, 2020. The Company intends to raise financing for its automobile sales business and control the operating expenses. However, the Company currently does not have any commitments to obtain financing. Additionally, the potential worsening global economic conditions and the recent disruptions to, and volatility in, financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic may adversely impact the Company’s ability to raise the financing. If cash resources are insufficient to satisfy the Company’s on-going cash requirements, the Company will need to scale back or discontinue some or all of its operations. The financial statements included herein do not include any adjustments that might be necessary should the Group be unable to continue as a going concern. If the going concern basis were not appropriate for these financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(c)	Principles of consolidation

The consolidated financial statements of the Company include the financial statements of Renren Inc., its subsidiaries, its VIEs and VIEs' subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

(d)	Business combinations

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

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. If the classification of the contingent consideration changes as a result of events during the period, the contingent consideration is reclassified as of the date of the event that caused the reclassification. If the contingent consideration is reclassified from a liability to equity, gains or losses recorded to account for the arrangement at fair value during the period in which it was classified as a liability is not reversed.

(e)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's consolidated financial statements include, but are not limited to, revenue recognition, allowance for financing receivable, allowance for doubtful accounts, write downs for excess and obsolete inventories, the discount rate used to determine the present value of the lease payments, the fair value of share-based compensation awards, the realization of deferred income tax assets, impairment of goodwill and indefinite-lived intangible assets, fair value of short-term and long-term investments, impairment of long-term investments, and the price purchase allocation and the fair value of contingent consideration for business acquisitions.

(f)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments purchased with original stated maturity of 90 days or less.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(g)	Restricted cash

Restricted cash consists of cash deposits used to secure debt borrowings of the Company which is expected to be released in accordance with the debt agreement.

The restriction will lapse when the related debt agreement is paid off. The current portion of restricted cash represents cash deposited into bank accounts which is expected to be released within the next twelve months. The non-current portion of restricted cash represents cash deposited into bank accounts which is not expected to be released within the next twelve months.

	As of December 31,
	2018	2019
Cash and cash equivalents	$15,333	$4,473
Restricted cash	5,818	13,091
Restricted cash – non-current	36,362	358
Total cash, cash equivalents and restricted cash shown in the statements of cash flow	$57,513	$17,922

(h)	Fair value

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

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1-inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

•	Level 2-inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3-inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

(i)	Investments

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

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(i)	Investments - continued

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

The Company’s management regularly evaluates the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee's cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary ("OTTI"). The Company recorded impairment losses on equity method investments of $nil, $nil and $6,155 in the earnings (loss) in equity method investments, net of tax in the consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019, respectively.

Equity Investments without Readily Determinable Fair Values

Historically, for investee companies over which the Company did not have significant influence and a controlling interest, the Company accounted for these as cost method investments under ASC 325-20. In January, 2018, the Company adopted Accounting Standards Update (‘‘ASU’’) 2016-01, Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities, and accounts for equity investments that do not have a readily determinable fair value using the measurement alternative prescribed within ASU 2016-01, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment (assessed quarterly), plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. In addition, income is recognized when dividends are received only to the extent they are distributed from net accumulated earnings of the investee. Otherwise, such distributions are considered returns of investment and are recorded as a reduction of the cost of the investment. The Company did not record impairment losses on equity securities without readily determinable fair values during the years ended December 31, 2017, 2018 and 2019.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(i)	Investments - continued

Equity Investments with Readily Determinable Fair Values

All equity investments with readily determinable fair values (other than those accounted for using the equity method of accounting) are measured at fair value with changes in fair value recorded in the consolidated statements of operations. Prior to January 1, 2018, those investments were accounted as available-for-sale investments with changes in fair value recorded in other comprehensive income (loss).

Available-for-sale investment

For investments which are determined to be debt securities, the Company accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments.

Available-for-sale investment is carried at its fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive (loss) income.

The Company reviews its available-for-sale investments for other than temporary impairment based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Company considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Company’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees.

If there is OTTI on debt securities, the Company separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive (loss) income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. The Company recorded impairment losses on its available-for-sale investment of $nil, $nil and $2,000 in impairment of long-term investments in the consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019, respectively.

(j)	Accounts receivable and allowance for doubtful accounts

Accounts receivable represents those receivables derived in the ordinary course of business. An allowance for doubtful accounts is provided based on aging analyses of accounts receivable balances, historical bad debt rates, repayment patterns and customer credit worthiness.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(k)	Financing receivable

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

(l)	Allowance for financing receivable

An allowance for financing receivable is established through periodic charges to the provision for financing receivable losses when the Company believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are recorded as credits against the allowance. The Company evaluates the creditworthiness of its portfolio based on a pooled basis due to the composition of homogeneous financing with similar size and general credit risk characteristics for similar financing businesses. The Company considers the credit worthiness of the individuals and the companies receiving financing, aging of the outstanding financing receivable and other specific circumstances related to the financing when determining the allowance for financing receivable. The allowance is subjective as it requires material estimates including such factors as known and inherent risks in the financing portfolio, adverse situation that may affect the ability of the individuals and the companies receiving financing to repay and current economic conditions. Recovery of the carrying value of financing receivable is dependent to a great extent on conditions that are beyond the Company’s control. The Company recorded provision for all the remaining financing receivables of $2,017 in 2019.

(m)	Nonaccrual financing receivable

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

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(n)	Transfer of financial instruments

Sales and transfers of financial instruments are accounted under authoritative guidance for the transfers and servicing of financial assets and extinguishment of liabilities.

Through the peer-to-peer platforms, the Company identifies individual investors and transfers creditors’ rights originated from the aforementioned financing services to the individual investors. The Company further offers different investment periods to investors with various annual interest rates while those credit rights are held by the investors. The term of the sales requires the Company to repurchase those creditors’ rights from investors prior to or upon the maturity of the investment period. As a result, the sales of those creditors’ rights are not accounted for as a sale and remain on the consolidated balance sheet and are recorded as payable to investors in the Company’s consolidated balance sheet.

(o)	Inventory

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

Inventory write-downs are established based on management’s review on a vehicle-by-vehicle basis for slow moving and obsolete items. On a quarterly basis, the management examines an inventory report. The vehicle is considered slow moving if it has not been sold within a 90 days period since procurement. In estimating the level of inventory write-downs for slow moving vehicles, the Company considers historical data and forecasted customer demand, such as sales price and inventory turn times of similar vehicles with similar mileage and condition, as well as independent, market information. This valuation process requires management to make judgements, based on currently available information, and assumptions about future demand and market conditions, which are inherently uncertain. To the extent that there are significant changes to estimated vehicle selling prices or decreases in demand for used vehicles, there could be significant adjustment to reflect inventory at net realizable value. In addition, the Company writes down inventories to zero if they are lost or detained by non-controlling shareholders with disagreements.

In August 2018, Shandong Jieying Huaqi Auto Service Co. ("Ji’nan Dealership", a subsidiary of the Company's VIE's) received a notice from the local police regarding an investigation of the dealership's premises. Certain assets of Ji’nan Dealership are not accessible pursuant to the investigation. In connection with these events, the Company determined that it is probable that it cannot enforce the realization of the inventory value at the Ji’nan Dealership. As a result, the Company wrote off all inventory which totaled US$5.7 million and recorded it in cost of revenues during the year ended December 31, 2018.

In 2019, due to disagreements with certain non-controlling shareholders on operational matters, some non-controlling shareholders detained the Company’s inventories in the dealerships and significant uncertainty arises on the realizability and collectability of the prepayments to purchase used cars for these dealerships and amounts due from these non-controlling shareholders. The Company is in the process of negotiating with these non-controlling shareholders and initiated legal proceedings where necessary. Considering the above facts and circumstances, the Company reassessed the realizability of all its inventory and assets related to its dealerships and wrote down US$17,826 inventory, which was recoded in cost of revenues, and write-offs of US$22,282 was recorded for prepayments, which was recorded in general and administrative.

(p)	Property and equipment, net

Property and equipment, net is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Server & Network Equipment	3 years
Computer equipment and application software	2-3 years
Furniture and vehicles	3-5 years
Leasehold improvements	Over the lesser of the lease term or useful life of the assets

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(q)	Leases

The Company leases premises for offices under non-cancellable operating leases. Prior to January 1, 2019, operating leases were not recognized on the balance sheet of the Company, but payments made under operating lease were charged to the consolidated statements of operations on a straight-line basis over the term of underlying lease. Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term. There is no capital improvement funding, lease concessions or contingent rent in the lease agreements. The Company has no legal or contractual asset retirement obligations at the end of the lease term.

The Company adopted Accounting Standards Codification Topic 842, Leases (“ASC 842”) as of January 1, 2019, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2019, and has not recast the comparative periods presented in the consolidated financial statements. The adoption of ASC 842 requires the recognition of right-of-use assets and lease liabilities on the balance sheet for both operating and finance leases. The Company elected the package of practical expedients that not to reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any expired or existing leases. The Company also elected the hindsight practical expedient to determine the reasonably certain lease term for existing leases. Upon the adoption of ASC 842, the Company recognized the right-of-use assets and lease liabilities of approximately US$8,582 and US$6,163, respectively, as of January 1, 2019. The Company used its estimated incremental borrowing rates based on information available at the date of adoption in calculating the present value of its existing lease payments. The following table summarizes the effect on the consolidated balance sheet as a result of adopting ASC 842.

	As of December 31, 2018	Effect of Adoption	As of January 1, 2019

Right-of-use assets	$-	$8,582	$8,582
Operating lease liabilities - current	-	(3,289)	(3,289)
Operating lease liabilities – non-current	-	(2,874)	(2,874)
Prepaid expenses and other current assets	49,515	(2,435)	47,080
Accrued expenses and other current liabilities	(33,055)	16	(33,039)

Upon adoption of ASC 842, the lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term. The right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rates implicit in the lease cannot be readily determined, the incremental borrowing rates at the lease commencement date are used in determining the imputed interest and present value of lease payments. The incremental borrowing rates were determined using a portfolio approach based on the rates of interest that the Company would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company recognizes the single lease cost on a straight-line basis over the remaining lease term for operating leases.

The Company has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less; expenses for these leases are recognized on a straight-line basis over the lease term.

(r) Intangible assets with indefinite lives

Intangible assets with indefinite lives mainly include trademark and licenses. If an intangible asset is determined to have an indefinite life, it is not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of comparing the fair values of assets and their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. For the years ended December 31, 2017, 2018 and 2019, the Company did not record impairment loss for intangible assets with indefinite lives.

(s)	Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization. Depreciation and amortization is computed using the straight-line method.

The Company evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. The Company measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected undiscounted future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. For the years ended December 31, 2017, 2018 and 2019, the Company recorded impairment losses of $nil, $675 and $nil for definite-lived intangible assets, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(t) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

Goodwill is not amortized, but tested for impairment annually, or more frequently if event and circumstances indicate that they might be impaired. The Company has an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

The Company has adopted Accounting Standards Update ("ASU") 2017-04, Simplifying the Test for Goodwill Impairment, for annual goodwill impairment tests from January 1, 2019. This guidance removes Step 2 of the goodwill impairment test, which required the estimation of an implied fair value of goodwill in the same manner as the calculation of goodwill upon a business combination. Under the new amendments, the Company’s goodwill impairment review involves the following steps: 1) qualitative assessment – evaluate qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The factors the Company considers include, but are not limited to, macroeconomic conditions, industry and market considerations, cost factors, financial performance or events-specific to that reporting unit. If or when the Company determines it is more likely than not that the fair value of a reporting unit is less than the carrying amount, including goodwill, the Company would move to the quantitative method; 2) quantitative method –the Company performs the quantitative fair value test by comparing the fair value of a reporting unit with its carrying amount and an impairment charge is measured as the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using the income approach. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, and assumptions that are consistent with the plans and estimates being used to manage the Company's business, estimation of the long-term rate of growth for the Company's business, estimation of the useful life over which cash flows will occur, and determination of the Company's weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

The Company recorded goodwill impairment of $nil, $29,055 and $83,379 for the years ended December 31, 2017, 2018 and 2019.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(u)	Revenue recognition

The Company recognizes revenue when control of the good or service has been transferred to the customer, generally upon delivery to a customer. The contracts have a fixed contract price and revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The Company collect value added tax and other taxes from customers on behalf of governmental authorities at the time of sale. These taxes are accounted for on a net basis and are not included in revenues and cost of revenues. The Company generally expense sales commissions when incurred because the amortization period would have been less than one year. These costs are recorded within selling expenses. The Company does not have any significant financing payment terms as payment is received at or shortly after the point of sale.

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

The Company's revenues include revenue from its used car sales, revenue related to its finance services as well as revenue from other services.

Disaggregation of Revenue

The Company's revenues include revenue from its used car sales, revenue related to its finance services as well as revenue from other services. The following table illustrates the Company’s revenue disaggregated by segments:

	Years ended December 31,
	2017	2018	2019
Renren	$21,931	$19,122	$15,086
Auto Group	152,693	479,076	334,697
Total	$174,624	$498,198	$349,783

The following table presents the Company’s revenues disaggregated by revenue types.

	Years ended December 31,
	2017	2018	2019
Automobile sales	$121,084	$467,232	$332,634
Financing income	29,269	2,456	32
Other services	24,271	28,510	17,117
Total	$174,624	$498,198	$349,783

Automobile sales

Revenues from automobile sales were generated by the Auto Group segment. The Company purchases automobiles from unrelated individuals, third party dealerships or manufacturers and suppliers and sells them directly to its customers through its local dealer shops. The prices of used vehicles are set forth in the customer contracts which are agreed prior to delivery. The Company satisfies its performance obligation for used vehicle sales upon delivery whereby customers pick up the vehicles from the dealer shops. The Company recognizes revenue at the agreed upon purchase price stated in the contract. When cash is received from customers prior to delivery of the vehicle, the Company records such cash as advance from customers, which is included in accrued expenses and other current liabilities, in its consolidated balance sheet as of December 31, 2019.

Financing services

The Company provided short-term financing services to used car dealers to fund the car dealers’ cash needs for used car purchasing. The financing period was no more than six months and was secured by a pledge of the dealers' used car with total value exceeding the principal of the financing. The Company charged an upfront service fee as well as financing income on a monthly basis. The Company recorded financing income and service fees related to those services over the life of the underlying financing using the effective interest method on the unpaid principal amounts. The service fees collected upfront, netting the direct origination costs of the financing, were deferred and recognized as financing income as an adjustment to the yield on a straight line basis over the life of the used car financing. Revenue related to used car financing services amounted to $25,399, $2,297 and $nil during the years ended December 31, 2017, 2018 and 2019. The remaining financing income in the respective periods related to crediting financing provided to college students as well as apartment rental financing, both of which were terminated during the year ended December 31, 2016.

Revenues from financing income were $29,269, $2,456 and $32, for the years ended December 31, 2017, 2018 and 2019, respectively, among which, $ nil, $ 139 and $32 were generated by the Renren segment, and the remaining financing income revenues were generated by the Auto Group segment, and the Company ceased the financing business since 2018.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(u)	Revenue recognition - continued

Other services

Other services mainly include IVAS revenues, SaaS revenues and other revenues.

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

The SaaS revenue mainly include the revenue generated from the subscription services provided by the all-in-one real estate solution provider, Chime, and a 360° real estate marketing and media service provider, Geographic Farming. The Company recognizes revenue for subscription services over the subscription periods.

The Company’s other revenues mainly include revenue generated from agency fees in connection with arrangement with third party dealers whereas the company facilitates sales of their cars. The Company does not control the ownership of the automobiles, but rather is acting as an agent for the third party dealers. Revenue is recognized for the net amount of commission the Company is entitled to retain in exchange for the agency service. Other revenues also include commissions received by the Company from insurance companies and banks for its facilitation services provided to assist customers obtaining related insurance and financing for their automobile purchases.

Revenues from other services were $24,271, $28,510 and $17,117, for the years ended December 31, 2017, 2018 and 2019, respectively, among which, $ 21,931, $ 18,983 and $ 15,086 were generated by the Renren segment, and the remaining other services revenues were generated by the Auto Group segment.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Company has satisfied the Company’s performance obligation and has the unconditional right to payment. The balance of accounts receivable, net of allowance for doubtful accounts were $2,635 and $264 as of December 31, 2018 and 2019, respectively. There were no contract assets recorded as of December 31, 2018 and 2019.

Deferred revenue mainly consists of payments received from customers related to unsatisfied performance obligations for SaaS and IVAS business. As of December 31, 2018, the Company’s total deferred revenue was $3,716, of which $1,074 was recognized as revenue for the year ended December 31, 2019. The Company’s total deferred revenue was $750 as of December 31, 2019, which is expected to be recognized as revenue within one year. Advance from customers, which was recorded in accrued expenses and other current liabilities in the Company’s consolidated balance sheets, represent cash received from customers prior to delivery of the vehicle. During the year ended December 31, 2019, the advance from customers of $4,078 as of December 31, 2018 was recognized as revenue. The advance from customers of $1,677 as of December 31, 2019, which is expected to be recognized as revenue within one year.

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

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(v)	Cost of revenues

Cost of revenues consists of costs directly related to automobile sales, IVAS business and others as well as costs incurred related to the used car financing operations. Cost of revenue also includes allowances for financing receivable loss which amounted to $12,745, $10,802 and $2,017 during the years ended December 31, 2017, 2018 and 2019, respectively.

(w)	Value added taxes

Value-added taxes ("VAT") is also reported as a deduction to revenue when incurred and amounted to $9,777, $15,796 and $2,933 for the years ended December 31, 2017, 2018 and 2019, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expense and other current liabilities on the consolidated balance sheet.

In 2018 and 2019, the Company entered into a series of ancillary agreements to facilitate its sale of used cars for value-added tax optimization purposes. Under these ancillary agreements, when the Company sources a used car, the legal title of the car is transferred to an executive of the Company’s subsidiary and the registration is transferred to the name of one of the dealership employees. The Company viewed itself as a service provider in the used car transactions, and therefore is only subject to value-added tax on the difference between the original purchase price and the retail price of the used cars.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(x)	Income taxes

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2017, 2018 and 2019, respectively.

(y)	Financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, financing receivable, short-term investments, long-term investments, amounts due from/to related parties, long-term financing receivable, accounts payable, short-term debt, payable to investors and long-term debt. Refer to Note 18 for further details.

(z)	Research and development expenses

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

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(aa)	Foreign currency translation

The functional and reporting currency of the Company is the United States dollar ("US dollar"). The financial records of the Company's subsidiaries and VIEs located in the PRC, Hong Kong and Philippines are maintained in their local currencies, Renminbi ("RMB"), Hong Kong Dollar ("HKD") and Philippines Peso (“PHP”), respectively, which are also the functional currencies of these entities.

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

The Company's entities with functional currency of RMB, HKD and PHP, translate their operating results and financial positions into US dollar, the Company's reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as accumulated other comprehensive income (loss).

(ab)	Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income, foreign currency translation adjustments and fair value changes of available-for-sale investments of the Company.  Additionally, the Company's consolidated statement of comprehensive (loss) income also includes the cumulative effect adjustment for the net unrealised loss of equity securities with determinable fair value from accumulated other comprehensive income to the opening balance of accumulated deficit related to the adoption of ASU 2016-01 (see Note 2(i)).

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(ac)	Share-based compensation

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

(ad)	(Loss) income per share

Basic (loss) income per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted (loss) income per ordinary share reflect the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Company had stock options, non-vested restricted shares and contingent consideration, which could potentially dilute basic earnings per share in the future. Potential ordinary shares in the diluted net loss per share computation are excluded in periods of losses from continuing operations as their effect would be anti-diluted.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(ae)	Recent accounting pronouncements not yet adopted

In August 2018, the FASB issued ASU 2018-13 related to disclosure requirements for fair value measurements. The pronouncement eliminates, modifies and adds disclosure requirements for fair value measurements. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on its consolidated financial statements, including potential early adoption.

In June 2016, the FASB issued ASU No. 2016-13, or ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.	SIGNIFICANT RISKS AND UNCERTAINTIES

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Company included aggregate amounts of $11,118 and $2,725 at December 31, 2018 and 2019, respectively, which were denominated in RMB. All restricted cash and restricted cash-non-current as of December 31, 2019 were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, short-term investments, accounts receivable, financing receivable and amounts due from related parties. The Company places their cash, cash equivalents, restricted cash, and short-term investments, with financial institutions with high-credit ratings and quality. The Company conducts credit evaluations of customers, and requires collateral or other security from the customers for certain of the financing receivable as described in Note 7.

There were no customers that accounted for 10% or more of total revenue for the years ended December 31, 2017, 2018 and 2019.

No customers accounted for 10% or more of the balance of accounts receivable or financing receivable as of December 31, 2018 and 2019.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS

Disposition of Renren SNS

In November 2018, the Company announced the proposed sale of its SNS Business which comprise of www.renren.com and its social networking service business which includes the Company's SNS platform as well as its mobile live streaming to Beijing Infinities for a combined consideration of US$20 million in cash and US$40 million in the form of Beijing Infinities shares to be issued to the Company. One of the minority shareholders of Beijing Infinities is a company controlled by the Company's chairman and chief executive officer, see note 20. In November 2018, the Company's Board of Directors approved the proposed transaction. The disposal was completed on December 29, 2018 and as a result, the Company deconsolidated its SNS Business on that date. The Company's SNS Business had historically been the core of the Company's business and included the Company's SNS platform which allows users to upload content to the platform, its SNS user base as well as the related employees and processes. The Company concluded that the disposal of the SNS Business represented a strategic shift of the Company's operations where the Company would no longer focus on social networking but would rather focus on its used car business in China as well as its businesses outside of China. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the Company's SNS Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented.

As of December 31, 2018, the $20 million cash consideration remained outstanding and was recorded in amounts due from a related party. The Company collected $6.8 million in 2019. As of December 31, 2019, Beijing Infinities failed to make payments under the agreed extended repayment plan. Based on its assessment of the collectability, the Company provided an allowance of US$12.6 million for the receivable. Additionally, the shares receivable in the form of Beijing Infinities were not received as of December 31, 2019 and were recorded as non-current amount due from related party in the consolidated balance sheets as of December 31, 2018 and 2019.

On December 29, 2018, the Company calculated a gain regarding the disposal of the SNS Business as follows.

As of
December 31, 2018
Total proceeds	$60,000

Less: Property and equipment, net	8

Net assets of Renren SNS	8
Less: Accumulated other comprehensive income	336

Less: Tax expenses	-

Gain on deconsolidation of Renren SNS	$59,656

The condensed cash flow from operating of Renren SNS Business were as follows for the years ended December 31, 2017 and 2018. The condensed cash flow from investing of Renren SNS Business were immaterial. For the year ended December 31, 2019, the net cash flow provided by operating activities of Renren SNS Business were US$681.

	Years ended December 31,
	2017	2018
Net cash used in operating activities	(8,144)	(1,437)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS – continued

Disposition of Renren SNS - continued

The operating results from discontinued operations included in the Company's consolidated statement of operations were as follows for the years ended December 31, 2017 and 2018.

	Years ended December 31,
	2017	2018
Major classes of line items constituting pretax profit of discontinued operations
Revenues	$22,372	$19,679
Cost of revenues	(17,264)	(14,997)
Selling, research and development, and general and administrative expenses	(13,536)	(7,523)
Loss from the operations of the discontinued operations, before income tax	(8,428)	(2,841)
Income tax expenses	-	-
Loss from the operations of the discontinued operations, net of tax	(8,428)	(2,841)

Gain on deconsolidation of the subsidiaries, net of tax	-	59,656

(Loss) gain from the discontinued operations, net of tax	$(8,428)	$56,815

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

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS – continued

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

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS – continued

Disposition of OPI - continued

The condensed cash flow of OPI were as follows for the years ended December 31, 2017 and 2018:

	Years ended December 31,
	2017	2018
	OPI	OPI

Net cash provided by (used in) operating activities	7,532	(28,134)
Net cash (used in) provided by investing activities	(8,450)	12
Net cash provided by financing activities	-	60,000

The operating results from discontinued operations included in the Company's consolidated statement of operations were as follows for the years ended December 31, 2017 and 2018.

	Years ended December 31,
	2017	2018
	OPI	OPI

Major classes of line items constituting pretax profit of discontinued operations
Revenues	$5,106	$895
Cost of revenues	(3,820)	(834)
Selling, research and development, and general and administrative expenses	(3,046)	(1,394)
Other income (expense)	(1,424)	371
Interest expense	(5,822)	(3,142)
Realized loss on short-term investment	-	-
Impairment of long term investment	(113,073)	(2,180)
Loss from the operations of the discontinued operations, before income tax	(122,079)	(6,284)
Income tax expenses	-	-
(Loss) Gain of equity method investment	11,255	(9,674)
Loss from the operations of the discontinued operations, net of tax	(110,824)	(15,958)

Gain on deconsolidation of the subsidiaries, net of tax	-	182,441

(Loss) gain from the discontinued operations, net of tax	$(110,824)	$166,483

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The payment of the contingent consideration is contingent upon the successful offering of Kaixin, as well as, in part, the performance of the acquired dealerships. The amount of consideration is measured based on the operating performance of the acquired dealerships both prior to and subsequent to the offering transaction of Kaixin, and the number of shares expected to be issued will be calculated based on the issuance price of the offering (in January 2019, the price was updated to the initial public offering price of CM Seven Star, i.e. US$10.00). Such contingent consideration includes two components that will require Kaixin to issue the shares at different times. The first issuance is based on the successful offering of Kaixin and is calculated based on a percentage of the cumulative operating results of the acquired dealerships between the acquisition date and the date of the offering. The second issuance will be made in five equal annual installments after the successful offering of Kaixin and will be calculated based on a percentage of the trailing 12 months operating results of the acquired dealerships leading up to the offering, and will be subject to adjustments based on the future financial performance of each acquired dealership. The contingent issuance of shares is not dependent on whether the previous dealership owner remains employed with the Company.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION – continued

Acquisition of used car dealers in 2017 (cont.)

The total purchase price of these 14 acquisitions consisted of a cash injection to the dealerships amounting to $17,580, of which $7,240 was paid as of December 31, 2017, and contingent consideration with a fair value of amounting to $66,794 which is recorded in contingent consideration on the consolidated balance sheet. Each acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price allocation described below was based on a valuation analysis that utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests was based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations were discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determined discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values were based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

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

Revenues attributable to the acquisitions of Shandong, Chongqing, Wuhan and Other dealerships for the year ended December 31, 2017 amounted to $33,263, $17,290, $0 and $71,483 respectively.  Net gain (losses) attributable to the acquisitions of Shangdong, Chongqing, Wuhan and other dealerships for the year ended December 31, 2017 amounted to $1,383, $180, $(10) and $(1,652) respectively.

Pro forma information of acquisitions in 2017

Supplementary pro-forma revenues and net earnings for the combined entities, as if business combination had been acquired as of January 1, 2016 were not included as it is impracticable since the used car dealerships and after-sales service centers historically did not have sound accounting systems to maintain reliable accounting records prior to the acquisitions and creating reliable accounting records would require an unreasonably significant amount of effort and resources. Post-acquisition, the newly established entities began to create and maintain accounting records.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Pro forma information of acquisition

The unaudited pro forma revenues and unaudited pro forma net loss for the year ended December 31, 2017 of the Company as if the acquisition of TruckerPath Inc had occurred on January 1, 2016 amounted to $203,391 and $116,397.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION (cont.)

Acquisition of used car dealers and after-sales service centers in 2018

During the year ended December 31, 2018, the Company completed the acquisition of three after-sales centers, Jinan Zhoushuo Yidong Automobile Trading Co., Ltd. (“Jinan Zhoushuo”), Chongqing Zhoushuo Xingqi Automobile Service Co., Ltd. (“Chongqing Zhoushuo”) and Suzhou Zhoushuo Lujie Automobile Service Co., Ltd. (“Suzhou Zhoushuo”), and one additional dealership, Shanxi Jieying Weilan Automobile Sales Co., Ltd. (“Shanxi”). The structure of these acquisitions is consistent with the used car dealer acquisitions in 2017. The Company initially purchased all inventories, from each dealership and after-sales service center, The Company subsequently entered into equity purchase agreement to purchase the new entity set up by the owners of each dealership and after-sales service center.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The payment of the contingent consideration is contingent upon the successful offering of Kaixin, as well as, in part, the performance of after-sales service center operators.   The amount of consideration is measured based on the operating performance of the acquired after-sales service centers both prior to and subsequent to the offering transaction of Kaixin, and the number of shares expected to be issued will be calculated based on the issuance price of the offering (in January 2019, the price was updated to the initial public offering price of CM Seven Star, i.e. US$10.00). Such contingent consideration will require Kaixin to issue the shares at different times. The issuance will be made in four installments, 12- month apart, upon the successful offering of Kaixin and is calculated based on a percentage of each 12-months cumulative operating results of the acquired after-sales service centers after the acquisition date under different multiples. The contingent issuance of shares is not dependent on whether the previous after-sales service centers owner remains employed with the Company.

Acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price allocation described below was based on a valuation analysis that utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests was based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations were discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determined discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values were based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION – continued

Acquisitions of after-sales service centers (cont.)

As consideration for the transactions, the Company agreed to (1) pay cash consideration which includes capital injection to the entity acquired and (2) contingent consideration to be paid upon the successful offering of Kaixin. The allocation of the purchase price for the acquisitions are presented as follows:

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

The following information summarizes the results of operations attributable to the acquisitions included in the Company’s consolidated statement of operations since the acquisition dates:

Year ended December 31, 2018
Chongqing/ Suzhou/ Jinan Zhoushuo
Revenues	$341
Net loss	$(582)

For the year ended December 31, 2017, 2018 and 2019, the Company recorded $(2,601), $(29,604) and $86,256 in changes in fair value of contingent consideration in the Company’s consolidated statements of operations as a result of the Company’s re-measurement of the estimated fair value of the contingent consideration at the reporting date, respectively. Refer to Note 18 for the fair value measurement of the contingent consideration.

Pro forma information of acquisitions in 2018

Supplementary pro-forma revenues and net earnings for the combined entities, as if business combination had been acquired as of January 1, 2017 were not included as it is impracticable since the used car dealerships and after-sales service centers historically did not have sound accounting systems to maintain reliable accounting records prior to the acquisitions and creating reliable accounting records would require an unreasonably significant amount of effort and resources. Post-acquisition, the newly established entities began to create and maintain accounting records.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

6.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	As of December 31,
	2018	2019
Accounts receivable	$5,219	$913
Allowance of doubtful accounts	(2,635)	(264)

Accounts receivable, net	$2,584	$649

Accounts receivable mainly represent amounts earned under advertising contracts and IVAS business at the respective balance sheet dates. These amounts become billable according to the contract term.

Movement of allowance for doubtful accounts is as follows:

	Years ended December 31,
	2017	2018	2019
Balance at beginning of year	$2,640	$2,730	$2,635
Charge to expenses	130	52	212
Write off of accounts receivable	-	-	(2,571)
Exchange difference	(40)	(147)	(12)

Balance at end of year	$2,730	$2,635	$264

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.	FINANCING RECEIVABLE

Financing receivable consists of the following:

	As of December 31,
	2018	2019
financing receivable
Used car financing	$9,846	$8,445
Financing for installment sales	1,654	1,576
Other financing	1,243	1,146
Less allowance for financing receivable	(9,257)	(11,167)
Financing receivable, net	$3,486	$-

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.	FINANCING RECEIVABLE – continued

The following table presents nonaccrual financing receivable as of December 31, 2018 and 2019, respectively.

	As of December 31,
	2018	2019
Used car financing	$9,838	$8,445
Financing for installment sales	1,654	1,576
Other financing	1,243	1,146
	$12,735	$11,167

The following table presents the past-due aging of financing receivable as of December 31, 2019.

	0 – 90 days past-due aging	over 90 days past-due aging	total past due	Current	total financing receivable
Used car financing	$-	$8,445	$8,445	$-	$8,445
Financing for installment sales		1,576	1,576	-	1,576
Other financing	-	1,146	1,146	-	1,146
	$-	$11,167	$11,167	$-	$11,167

The following table presents the past-due aging of financing receivable as of December 31, 2018

	0 – 90 days past-due aging	over 90 days past-due aging	total past due	Current	total financing receivable
Used car financing	$-	$9,838	$9,838	$8	$9,846
Financing for installment sales		1,654	1,654		1,654
Other financing	-	1,243	1,243	-	1,243
	$-	$12,735	$12,735	$8	$12,743

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.	FINANCING RECEIVABLE – continued

Movement of allowance for financing receivable is as follows:

	Years ended December 31,
	2017	2018	2019
Balance at beginning of year	$15,114	$7,023	$9,257
Charge to cost of revenues	12,745	10,802	2,017
Write off of financing receivable	(22,178)	(7,786)	-
Exchange difference	1,342	(782)	(107)

Balance at end of year	$7,023	$9,257	$11,167

For the years ended December 31, 2017, 2018 and 2019, the Company considered loan principal and financing income receivables meeting any of the following conditions as uncollectible and has further written them off: (i) death of the borrower; or (ii) unable to reach the borrower. The Company outsourced almost all of its collection effort to third-party collection agencies.

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of December 31,
	Note	2018	2019

Advances to third parties	(i)	$30,787	$25,039
Prepaid expenses		4,144	1,279
Deposits		340	195
Loan to third parties		4,029	555
Funds receivable		1,477	175
Disposal of online wealth management business		2,388	503
Other receivable		362	489
Other current assets		5,988	2,219

Total		$49,515	$30,454

(i)	Advances to third parties mainly represents cash advanced to third party dealerships for car purchase. Specifically, some of the advances to third parties relates to consignment sales, in which the Company acts as an agent and assists other third party dealerships in the sale of their cars by allowing them to move their cars to the Company’s own lot. The Company pays those third party dealerships an advance amounting to the value of the car. The Company agrees to market those cars and if successfully sold, receives a commission from those third party dealerships. The Company does not take title to the cars and merely acts as an agent. The advance is subsequently settled either (1) when the car is sold by the Company or (2) if the car is not sold, the cash is remitted back to the Company by the third party dealership. The related balance was substantially collected after December 31, 2018, and the commission earned from the above arrangements is immaterial for the year ended December 31, 2018. As of December 31, 2019, the related balance related to consignment sales were in the amount of US$2.6 million.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.	SHORT-TERM INVESTMENTS

The Company’s short-term investments represent wealth management products issued by commercial banks in the PRC which are redeemed upon demand of the Company. The wealth management products are invested in debt securities issued by the PRC government, corporate debt securities, bank deposits, central bank bills and other securities issued by other financial institutions.

The debt securities are classified as available-for-sale investments and are reported at fair value, with any unrealized holding gains or losses, net of the related tax effect, excluded from earnings and recorded as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains or losses from the sale of short-term investments are determined on a specific identification basis and are recorded as investment income when earned.

Short-term investments are valued based on the expected return provided by the issuer. The short-term investments are categorized in Level 2 of the fair value hierarchy, the fair value of the short-term investments approximates the book value and there was no gross unrealized gains or losses as these investments were made on December 31, 2019.

10.	LONG-TERM INVESTMENTS

		As of December 31,
	Note	2018	2019
Equity method investments:
Plum Inc.	(i)	$5,581	$-
Fundrise, L.P.	(ii)	11,319	11,655
Others	(iii)	2,714	1,081

Total equity method investments		19,614	12,736

Equity investment without readily determinable fair values Suzhou Youge Interconnection Venture Capital Center		727	718

Available-for-sale investment
Plum Inc.	(i)	2,000	-

Total Available-for-sale investment		2,000	-

Total long-term investments		$22,341	$13,454

(i)

In August 2015, the Company entered into agreements to purchase 2,304,205 Series A Preferred Shares issued by Plum Inc. for a total consideration of $10,500. The Company held 26.64%, 19.64% and 19.64% equity interest of Plum Inc. as of December 31, 2017, 2018 and 2019, respectively and recognized its share of loss in Plum Inc. of $1,452, $1,826 and $1,041 for the years ended December 31, 2017, 2018 and 2019, respectively. The Company accounted for this investment as equity method as of December 31, 2018 and 2019 as it believes it is able to exert significant influence through its board seat held by the Company.

In January 2017, the Company entered into agreements to purchase convertible promissory note issued by Plum Inc. for a total consideration of $2,000. The Company accounted for it as available-for-sale investment as the Company determined this as debt security and measured at fair value. The unrealized gains or losses of US$ nil and US$ nil were reported in other comprehensive (loss) income for the years ended December 31, 2018 and 2019, respectively.

As of December 31, 2019, the Company performed an impairment analysis and recognized an OTTI loss of $6,540 in 2019.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.	LONG-TERM INVESTMENTS – continued

(ii)	In October 2014, the Company entered into an agreement to purchase limited partnership interest of Fundrise, L.P. for a total consideration of $10,000. The Company held 98.04% equity interest as of December 31, 2018 and 2019 and recognized its share of gain of $148, $276 and $336 for the years ended December 31, 2017, 2018 and 2019, respectively.

(iii)	Others represents other equity method investments with individual carrying amounts less than $1,500 as of December 31, 2018.

11.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2018	2019
Computer equipment and application software	8,309	7,279
Furniture and vehicles	540	665
Leasehold improvements	1,053	1,204

	$9,902	$9,148
Less: Accumulated depreciation	$(8,347)	$(7,794)
Less: Accumulated impairment loss	-	(503)

Total property and equipment, net	$1,555	$851

Depreciation expense from continuing operations was $1,968, $968 and $591 for the years ended December 31, 2017, 2018 and 2019. Depreciation expense from discontinued operation was $6, $nil and $nil, for the years ended December 31, 2017, 2018 and 2019, respectively.

In May 2018, the Company sold its building located in Shanghai, China to a third party for a total consideration of $60,388 and recorded $25,928 gain on disposal of property and equipment for the year ended December 31, 2018.

Impairment loss of $nil, $nil and $503 was recorded for the year ended December 31, 2017, 2018 and 2019, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

12.	Goodwill

Amount
Balance at January 1, 2017	-
Addition in goodwill related to acquisitions	$99,654
Exchange difference	2,283
Balance at December 31, 2017	101,937
Addition in goodwill related to acquisitions	22,445
Subtraction in goodwill related to disposals	(4,741)
Impairment loss	(29,055)
Exchange difference	(6,152)
Balance at December 31, 2018	84,434
Impairment loss	(83,379)
Exchange difference	(931)
Balance at December 31, 2019	$124

The Company’s goodwill reflects the excess of the consideration paid or transferred including the fair value of contingent consideration over the fair values of the identifiable net assets acquired. The majority of the goodwill balance relates to the various used car dealerships and after-sales service centers in Auto Group segment acquired during the two years ended December 31, 2018 as well as to other acquisitions including Sindeo, Geographic Farming, LLC and Trucker Path, Inc. in Renren segment which were individually deemed insignificant.

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

During the years ended December 31, 2017, the Company did not record any impairment charges related to goodwill. During the year ended December 31, 2018, following the investigation of the Ji'nan Dealership, Kaixin transferred its equity interest in the Ji'nan Dealership and the related assets to an affiliate of the Company. Following the transfer, the Company closed the dealership. As a result of the above, the Company performed an impairment analysis and fully impaired the goodwill related to the Ji'nan Dealership amounting to $25,804. The Company acquired Sindeo. in 2017. During the year ended December 31, 2018, the Company performed its goodwill impairment test and determined there was an impairment. As a result, the entire balance of goodwill associated with Sindeo and amounting to US$3,251 was written off.

For the year ended December 31, 2019, impairment of goodwill of $74,090 related to the acquisitions of various used car dealerships and after-sales service centers in Auto Group segment was recorded primarily because of 1) suspension of certain used car dealerships due to disagreements with certain non-controlling shareholders on operational matters 2) the performance outlook of active used car dealerships and after-sales service centers is worse than expected. Further, impairment of goodwill of $1,461 related to acquisition of Geographic Farming, LLC and impairment of goodwill of $7,828 related to acquisition of Trucker Path in Renren segment were recorded primarily due to the business suspension in Geographic Farming, LLC and worsening performance outlook in Trucker Path. As of December 31, 2019, the gross amount of goodwill and accumulated impairment loss in Auto Group segment were $99,718 and $99,718 respectively. The gross amount of goodwill and accumulated impairment loss in Renren segment were $12,664 and $12,540 respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.	SHORT - TERM DEBT AND LONG-TERM DEBT

Short-term debt

			As of December 31,
	Note	2018	2019
Bank of Shanghai	(i)	$21,817	$-

Bank of Beijing	(ii)	20,798	718

East West Bank	(iii)	-	20,182

Others	(iv)	7,272	10,177

Total		$49,887	$31,077

(i)	In May and August 2017, the Company entered into five short-term loan agreements with Bank of Shanghai for $12,296 in aggregate. The loans bear annual interest rates of 137.9% to 149.4% over the one-year loan interest rate quoted by the People’s Bank of China and have loan periods ranging from eight to eleven months. The Company repaid the loans in April 2018.

In February 2018, the Company entered into a loan agreement with Shanghai Bank for $10,181. The loan bears an annual interest rate of 130.0% over the one-year loan interest rate quoted by the People’s Bank of China and has a loan period of one year. The loan was due in February 2019 and has been paid in February 2019.

In April and May 2018, the Company entered into two loan agreements with Shanghai Bank for $11,636 in aggregate. Both loans bear an annual interest rate of 140.0% over the one-year loan interest rate quoted by the People’s Bank of China and have a loan period of one year. $7,272, and $4,364 of the loan were due in April and May 2019, respectively and had been repaid by the Company.

(ii)

In March, May and June 2018, the Company entered into four loan agreements with Bank of Beijing for $20,798 in aggregate. The loans bear annual interest rates of the Loan Prime Rate plus additional interest rate ranged from 0.05% to 1.355% with loan period of one year. $20,798 of the loans had been repaid by the Company in 2019.

In April 2019, the Company entered into a loan agreement with Bank of Beijing for $718 in aggregate. The loans bear annual interest rates of 5.665% with loan period of one year. The Company has defaulted and delayed the repayment of the loan. The Company is in the process of negotiation with the bank for an extension.

(iii)

In April 2019, the Company obtained an 18-month revolving line of credit of $7,182 with an annual interest of 5.22% from East West Bank (“Credit Agreement”). The Company drew $5,746 in April 2019, maturing in October 2019, and drew $1,436 in May 2019, maturing in May 2020 respectively. The $7,182 line of credit was guaranteed by a wholly owned subsidiary of Renren Inc. $5,814 has been repaid in October 2019, and renewed in October 2019, maturing in October 2020. The Company violated certain covenants related to financial requirements and the bank did not request immediate repayment of the loans. $1,436 has been repaid in May 2020. The Company is now under negotiation with East West Bank for further extension of the $5,746 outstanding balances.

In April 2019, the Company entered into a loan agreement with East West Bank for $2,000 with an annual interest rate equal to London Interbank Offered Rate (LIBOR) plus 1.2% due in March 2020. The loan was under an irrevocable standby letter of credit issued by East West Bank to the Company in April 2019 with the Company’s restricted cash pledged as security. $1 million has been repaid in June 2019 and renewed in July 2019. The Company has agreed with the bank to extend the repayment of the loan to August 2020 and negotiating for further extension.

In September 2019, according to the loan agreement with East West Bank, which was amended in June 2018 as mentioned in below note in long-term debt, the Company borrowed $7,000 from East West Bank with an annual interest rate equal to LIBOR rate plus 1.2% due in April 2020. As of December 31, 2019, the balance of long-term debt loan amounting to $4,000 was reclassified in short-term debt. In April and June 2020, the maturity date of the loan of $11,000 was extended to July 2020 and September 2020 with an annual interest rate equal to LIBOR rate plus 1.7%. The loan is secured by the Company’s restricted cash.

For the borrows from East West Bank, the Company violated certain non-financial related covenants and the bank did not request immediate repayment of the loans.

(iv)	In January 2018, the Company entered into two loan agreements with a third party individual for a total amounting to $6,109. The loans had an annual interest rate of 10% and were due in July 2018. In July 2018, the Company further refinanced the loans for another 6 months with the same interest rate. In January 2019, the Company further refinanced the loans for another 15 months with the same interest rate, and the agreements extends automatically when matures and become due if receiving written notice of repayment from the individual one-month in advance. As of December 31, 2019, the related loan balances was $6,034 considering the foreign currency exchange effect.

In April, May, June, July, August and September 2018, the Company entered into eighteen loan agreements with an individual, who was a former employee of the Company, for $17,787 in aggregate. The loans all bear an annual interest rate of 10.8% and have a period of one month. $17,496 was repaid in May and June 2018, and the remaining balance of $291 was repaid in October 2018.

In August 2018, the Company entered into two loan agreements with the individual for $872 in aggregate. The loans bear an annual interest rate of 10.8% and have a period of two months and four months, respectively. Upon maturity, the Company further renewed the loans for another 12 months with the same interest rate. The Company has fully repaid the loans in 2019.

In October 2018, the Company entered into a loan agreement with the individual for $291. The loan bears an annual interest rate of 10.8% and have a period of six months. Upon maturity, the Company further renewed the loans for another 8 months with the same interest rate. The amount is $287 as of December 31, 2019 considering the foreign currency exchange effect. The Company has agreed with the individual to extend the loan to June 30, 2021.

In January 2019, the Company entered into a loan agreement with the individual for $945. The loan bears an annual interest rate of 10.8% and have a period of ten months. $945 had been repaid by the Company in November 2019.

In. April 2019, the Company entered into a loan agreement with the individual for $409. The loan bears an annual interest rate of 10.8% and have a period of 12 months. The Company has agreed with the individual to extend the loan to June 30, 2021.

In December 2019, the Company entered into a loan agreement with a third party for $2,011. The loan bears an annual interest rate of 1.137% and have a period of one year. The Company repaid the loan in April 2020.

In December 2019, the Company entered into a loan agreement with a third party for $1,436. The loan bears a monthly interest of $29 and have a period of one month. The Company repaid the loan in January 2020.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.	SHORT - TERM DEBT AND LONG-TERM DEBT – continued

Long-term debt

		As of December 31,
	Note	2018	2019
East West Bank	(i)	35,000	-

Total		$35,000	$-

(i)

In December 2016, the Company entered into a short-term loan agreement with East West Bank for $30,000. The loan beared an annual interest rate equal to the one-month LIBOR rate plus 1.2% and had a loan period of six month. In June 2017, the Company amended and extended the maturity date to April 2018. In October 2017, the Company repaid $10,000 of the loan balance. In January 2018, the Company further renewed its short-term loan agreement with East West Bank and replaced it with a long-term debt. The long-term debt has an annual interest rate equal to LIBOR rate plus 1.2% and is repayable on April 3, 2020. Accordingly, the $20,000 of the loan was reclassified as long-term debt as of December 31, 2017. In June 2018, the Company and East West Bank entered into an amendment on the loan agreement, pursuant to which East West Bank agreed to provide the Company maximum principle amount of $40,000 with an annual interest rate equal to LIBOR rate plus 1.2% and the maturity date of April 3, 2020.

During the year ended December 31, 2018, the Company repaid $12,000 and additionally borrowed $27,000 from East West Bank. The maturity date of the remaining balance is April 3, 2020 and the remaining loan balance bears an annual interest rate equal to LIBOR rate plus 1.2%.

During the year ended December 31, 2019, the Company repaid $31,000. As of December 31, 2019, the remaining balance of $4,000 was reclassified to short-term debt.

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2018	2019
Employee payroll and welfare payables	$1,738	$1,410
Other tax payable	14,119	8,528
Accrued professional, marketing and leasing fees	6,035	8,363
Advance from customers	4,078	1,677
Payable to a noncontrolling shareholder of KAH*	-	4,214
Other payables	7,085	12,876

Total	$33,055	$37,068

*	As of December 31, 2019, the balance of $4,214 represented the amount due to Shareholder Value Fund (“SVF”), a noncontrolling shareholder of KAH.

On April 30, 2019, KAH, Kaixin, Renren Inc. and SVF executed an agreement (the “Waiver Agreement”) pursuant to which KAG and Renren Inc. waived certain rights under the share exchange agreement in exchange for SVF’s commitment to (i) contribute $1.6 million to KAH within two weeks after the closing of the Merger, (ii) set a limit on the liabilities to be paid by cash (up to $4.0 million) and noncash (up to $2.6 million) consideration by KAH and (iii) use its best efforts to restructure $2.6 million KAH due to SVF prior to the Merger, which would have become past due upon the closing of the Merger.

On June 4, 2019, SVF paid $1,600 to Kaixin according to the Waiver Agreement. Because of the limitations and commitments prescribed in the Waiver Agreement, KAH is negotiating with SVF about the conversion of all the outstanding balances to ordinary shares of KAH.

On June 10, 2020, the KAH and SVF entered into a subscription agreement to issue 4,213,629 KAH’s ordinary shares to SVF, and cancel all the prior existing notes or agreements related to the $4.2 million balance as of December 31, 2019. KAH has issued the shares to SVF in early July 2020.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.	OPERATING LEASES

The Company leases its facilities and offices under non-cancellable operating lease agreements. These leases expire through 2023 and are renewable upon negotiation.

The right-of-use assets were US$5,506 as of December 31, 2019. The current portion of lease liabilities was US$2,836 as of December 31, 2019. The operating lease liabilities – non-current were US$1,980 as of December 31, 2019. For the year ended December 31, 2019, cash paid for amounts included in the measurement of lease liabilities was US$2,521, and non-cash transaction amount of lease liabilities arising from acquisition of right-of-use assets was US$406.

The operating lease cost and short-term lease cost for the year ended December 31, 2019 were as follows:

For the Year Ended December 31, 2019

Cost of revenues	90
Selling expenses	1,367
Research and development expenses	1,132
General and administrative expenses	511
Total operating lease cost	3,100

Short-term lease cost	1,873

Total lease cost	4,973

The weighted average remaining lease term as of December 31, 2019 was 1.89 years, and the weighted average discount rate of the operating leases was 10.92%.

Maturities of lease liabilities as of December 31, 2019 were as follows:

Operating Lease
2020	2,949
2021	1,613
2022	769
2023	10
2024	-
Thereafter	-
Total undiscounted lease payment	5,341
Less: Imputed interest	525
Present value of lease liabilities	4,816

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	INCOME TAXES

The Company and subsidiaries incorporated in the Cayman Islands are not subject to income or capital gains taxes under the current laws of the Cayman Islands.

The Company’s subsidiaries incorporated in the US are subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. They did not have taxable income and no income tax expense was provided for the years ended December 31, 2017, 2018 and 2019.

The Company’s subsidiaries incorporated in Hong Kong are subjected to Hong Kong profits tax. With effect from 1 April 2018, a two-tiered profits tax rates regime applies. The profits tax rate for the first HKD 2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD 2 million. No provision for Hong Kong profits tax has been made as they have no assessable profits in Hong Kong in the fiscal years ended December 31, 2017, 2018 and 2019.

Renren Giantly Philippines Inc was established in 2018 and incorporated in the Philippines, which is subject to 30% enterprise income tax rate for the year ended December 31, 2018 and 2019. Renren Giantly Philippines Inc did not have taxable income and no income tax expense was provided for the year ended December 31, 2018 and 2019.

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

The Company's subsidiaries and VIEs located in the PRC had aggregate accumulated deficits as of December 31, 2019. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2019.

The current and deferred component of income tax expenses which were attributable to the Company's PRC subsidiaries and VIEs and VIEs' subsidiaries, are as follows:

	Years ended December 31,
	2017	2018	2019
Current income tax expenses	$4,479	$9,850	$24
Deferred income tax expenses	-	-	-
Total income tax expenses	$4,479	$9,850	$24

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	INCOME TAXES – continued

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2018	2019
Deferred tax assets
Provision for doubtful accounts	$7,847	$5,226
Accrued payroll and welfare	390	325
Inventory	-	4,510
Prepaid expenses and other current assets	-	10,766
Property and equipment	-	126
Accrued liabilities	3,764	3,364
Advertising fee	1,416	816
Employee education fee	80	31
Goodwill and intangible asset impairment	7,276	142
Lease liability	-	1,122
Net operating loss carry forwards	45,543	40,526
Less valuation allowance	(66,316)	(65,832)

Deferred tax assets, net	$-	$1,122

Deferred tax liabilities
Right-of-use assets	$-	$(1,122)

Deferred tax liabilities	-	(1,122)

Net deferred tax assets	-	-
Net deferred income tax liabilities	-	-

The rollforward of valuation allowances of deferred tax assets for the year ended December 31, 2019 were as follows:

Year ended December 31, 2019
Balance as of beginning of year	66,316
Additions	23,668
Reversals	(22,989)
Decrease relating to disposal of entities	(636)
Foreign currency translation adjustments	(527)
Balance as of end of year	65,832

The Company operates through multiple subsidiaries and VIEs and VIEs' subsidiaries. The valuation allowance is considered on each individual entity basis. The subsidiaries and VIEs and VIEs' subsidiaries have total deferred tax assets related to net operating loss carry forwards of $45,543 and $40,526 as of December 31, 2018 and 2019, respectively. The Company assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2018 and 2019, valuation allowances were established because the Company believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future. As of December 31, 2019, the Company had net operating losses of $173,214, which can be carried forward to offset future taxable profit. The net operating loss of $41,632, $5,206, $30,191, $19,361 and $18,055 will expire by 2020, 2021, 2022, 2023 and 2024 respectively, if not utilized, and the net operating loss of $14,523 will expire by 2037, and net operating loss of $44,246 can be carried forward indefinitely. For the year ended December 31, 2019, the reversals of valuation allowance include $13,301 resulted from the expiration of net operating loss.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.	INCOME TAXES – continued

Reconciliation between the income tax expenses computed by applying the PRC tax rate to loss before the provision of income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2017	2018	2019
Loss before provision of income tax	$(42,757)	$(146,504)	$(99,996)
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory tax rate	(10,689)	(36,626)	(24,999)
Taxable deemed interest income from inter-company interest-free loans	7,288	6,406	2,218
Non-deductible expenses	4,469	30,016	21,222
Non-taxable income from fair value change gain of contingent consideration	-	-	(21,564)
Other non-taxable income	-	-	(3,200)
Effect of income tax rate differences in jurisdictions other than the PRC	709	10,660	4,327
Effect of tax holidays	570	(53)	305
Changes in valuation allowance	2,132	(553)	21,715
Income tax expenses	$4,479	$9,850	$24

For the year ended December 31, 2019, non-deductible expenses of $20,845 was related to impairment of goodwill.

The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2017, 2018 and 2019, respectively. The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

Since January 1, 2008, the relevant tax authorities have not conducted a tax examination on PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2014 to 2019 of the Company's PRC subsidiaries and VIEs and VIEs' subsidiaries remain subject to tax audits as of December 31, 2019, at the tax authority's discretion.

17.	ORDINARY SHARES

Under a series of share repurchase programs approved by the Company's board of directors on September 29, 2011, December 26, 2012, June 28, 2013 and June 28, 2014, during the years ended December 31, 2017, 2018 and 2019, the Company did not repurchase any ordinary shares.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Assets and liabilities measured at fair value on a recurring basis

The Company measures its financial assets and liabilities, including short-term investments, equity investments with readily determinable fair values, available-for-sales securities and contingent consideration at fair value on a recurring basis as of December 31, 2018 and 2019. The short-term investments are categorized in Level 2 of the fair value hierarchy.  Contingent consideration as of December 31, 2018 and 2019 is classified within Level 3 of the fair value hierarchy because the fair value is determined by using a significant number of unobservable inputs which are further described below.

The following table summarizes the Company's financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2018 and 2019, respectively:

	As of December 31, 2018				As of December 31, 2019
	Fair Value Measurement at the Reporting Date using				Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable in puts Level 3	Total	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable in puts Level 3	Total
Short-term investments	-	-	-	-	-	1,436	-	1,436
Long-term investments-Convertible debt	-	-	2,000	2,000	-	-	-	-
Contingent consideration	-	-	(105,670)	(105,670)	-	-	(1,032)	(1,032)
Total	$-	$-	$(103,670)	$(103,670)	$-	$1,436	$(1,032)	$404

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.	FAIR VALUE MEASUREMENTS – continued

Assets and liabilities measured at fair value – continued

The key assumptions used in the valuations of the contingent consideration as of December 31, 2018 are summarized in the table below:

(1)	For contingent consideration resulting from the acquisition of the used car dealerships:

Planed Offering date	April 30, 2019
Discount rate (from acquisition date to Offering date)	15%
Discount rate (from Offering date to the last settlement date)	2.75%
Offering probability as of December 31, 2018	80%

(2)	For contingent consideration resulting from acquisition of the after sales service centers:

Planed Offering date	April 30, 2019
Discount rate (from acquisition date to the last settlement date)	15%
Offering probability as of December 31, 2018	80%

In connection with the Kaixin Offering closing on April 30, 2019, the dealers and after-sale service center operators became entitled to a minimum number of 4.18 million shares of KAH based on their historical performance. Because such share consideration payment will be delivered, without being affected by the outcome of the other consideration payment triggers, the fair value of US$ 20.8 million related to this consideration payment was reclassified from liability classified contingent consideration to equity classified contingent consideration, such fair value is calculated based on the number of shares multiplied by the share price upon the closing of Kaixin Offering.

As of December 31, 2019, contingent consideration was related to certain consideration payment triggers, such as the performance of each dealer and after-sale service center operator for each of the five years’ following April 30, 2019, KAH’s performance in 2019 and 2020 and KAH’s share price from May 1, 2019 to October 31, 2021 (earnout shares and indemnification condition as mentioned in Note 1. The fair value of the contingent consideration was estimated with the following key assumptions 1) none of the dealer or after-sale service center operator will meet any performance condition for each of the five years’ following April 30, 2019 2) Renren Inc. will not receive any earnout shares and 3) Renren Inc. will receive the indemnification shares.

The following is a reconciliation of the beginning and ending balances for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the nine months ended December 31, 2018 and 2019:

Amounts
Balance at January 1, 2018	$66,794
Contingent consideration resulting from new acquisitions	14,113
Fair value change	29,604
Exchange difference	(4,841)
Balance at December 31, 2018	$105,670
Fair value change	(86,256)
Exchange difference	2,467
Contingent liability reclassified into equity	(20,849)
Balance at December 31, 2019	$1,032

Assets measured at fair value on a nonrecurring basis

The Company measured its property, equipment and goodwill at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The Company measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates.

Goodwill is evaluated for impairment annually or more frequently if events or conditions were to indicate the carrying value of a reporting unit may be greater than its fair value. Impairment testing compares the carrying amount of the reporting unit with its fair value. In 2019, the Company performed annual impairment tests for goodwill using the discounted cash flow method. The fair value of goodwill is a Level 3 valuation based on certain unobservable inputs including projected cash flows and estimated risk-adjusted rates of return that would be utilized by market participants in valuing these assets or prices of similar assets, see Note 12.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The Company did not grant any options in 2017, 2018 and 2019.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION – continued

Stock options - continued

The following table summarizes information with respect to share options outstanding as of December 31, 2019:

	Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Weighted average intrinsic value	Number of exercisable	Weighted average remaining contractual life	Weighted average exercise price	Weighted average intrinsic value
$0.06	138,953,386	4.41	$0.06	$-	124,046,160	4.22	$0.06	$-
	138,953,386			$-	124,046,160			$-

		Weighted	Weighted
		average	average
	Number of	exercise	grant date
	shares	price	fair value
Balance, December 31, 2018	139,094,101	$0.06	$0.64

Exercised	(128,490)	$0.06	$0.27
Forfeited	(12,225)	$0.06	$0.36

Balance, December 31, 2019	138,953,386	$0.06	$0.64

Exercisable, December 31, 2019	124,046,160	$0.06

Expected to vest, December 31, 2019	14,907,226	$0.06

For employee stock options, the Company recorded share-based compensation from continuing operations of $23,904, $18,640, and $4,628 for the years ended December 31, 2017, 2018 and 2019, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method. The Company did not have any compensation expenses from discontinued operations.

For non-employee options, share based compensation was immaterial for the years ended December 31, 2017 and December 31, 2018. For the year ended December 31, 2019, there was no share based compensation recorded for non-employee options.

As of December 31, 2019, there was $9,657 unrecognized share-based compensation expense relating to share options. This amount is expected to be recognized over a weighted-average vesting period of 2.04 years.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION – continued

Renren Nonvested restricted shares

A summary of the nonvested restricted shares activity is as follows:

	Weighted	Weighted average fair
	number of	value
	nonvested	per ordinary
	restricted	share at the
	shares	grant dates
Outstanding as of December 31, 2018	73,772,379	$0.21

Granted	8,362,965	$0.08
Vested	(13,465,695)	$0.28
Forfeited	(12,848,161)	$0.14

Outstanding as of December 31, 2019	55,821,488	$0.18

The Company recorded compensation expenses based on the fair value of nonvested restricted shares on the grant dates over the requisite service period of award using the straight-line vesting attribution method. The fair value of the nonvested restricted shares on the grant date was the closing market price of the ordinary shares as of the date. The Company recorded compensation expenses related to nonvested restricted shares from continuing operations of $4,112, $3,917 and $3,952 for the years ended December 31, 2017, 2018 and 2019, respectively. The Company did not have any compensation expenses related to nonvested shares in discontinued operations.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION – continued

Nonvested restricted shares - continued

Total unrecognized compensation expense amounting to $10,234 related to nonvested restricted shares granted as of December 31, 2019. The expense is expected to be recognized over a weighted-average period of 4.52 years.

Kaixin Auto Group Incentive Plan (the “Kaixin 2018 Plan”)

The numbers of shares awards and per share amounts as follows are restated to give effect for the reverse recapitalization discussed in Note 1.

On January 31, 2018, Kaixin adopted Kaixin 2018 Plan, whereby 6,248,000 (retrospectively adjusted from 40,000,000) ordinary shares of Kaixin are made available for future grant for employees or consultants of Kaixin either in the form of incentive share options or restricted shares. The plan was amended and restated in May 2018 that up to 21,868,000 (retrospectively adjusted from 140,000,000 to) ordinary shares will be made available for granting as awards.

On March 15, 2018 and July 1, 2018, Kaixin issued an aggregate of 5,695,286 (retrospectively adjusted from 36,461,500) options to purchase Kaixin’s ordinary shares to certain of its directors, officers and employees to compensate their services. The term of the options may not exceed ten years from the date of the grant, except for the situation of amendment, modification and termination. The awards under the above plans are subject to vesting schedules ranging from immediately upon grant to four years subsequent to grant date.

Kaixin Auto Holdings Incentive Plan (the “Kaixin 2019 Plan”)

The numbers of shares awards and per share amounts as follows are restated to give effect for the reverse recapitalization discussed in Note 1.

On April 30, 2019, KAH adopted Kaixin 2019 Plan, whereby 4,715,700 ordinary shares of KAH are made available for future grant for employees of KAH share options or restricted shares. On May 3, 2019, in connection with the consummation of the reverse recapitalization, all the options granted under the Kaixin 2018 Plan were cancelled and replaced by share awards of Kaixin 2019 Plan, subject to certain adjustments.

On May 3, 2019 (the “Replacement Date”), the KAH’s board of directors approved to replace 5,472,857 share options granted during the years ended December 31, 2018 under the 2018 Plan to 144 employees with 2,186,364 options and 2,183,828 restricted shares. The exercise price of the options was reduced from $1.70 per share to $0.01 per share. The replacement awards were subject to graded vesting over three years from the Replacement Date, in which 25% to 62.5% of the total option vest on the grant date immediately and 1/36 of the remaining options vests monthly subsequent to the Replacement Date. The total incremental cost as a result of the modification was $4,138. The incremental cost related to vested awards amounted to $1,205 and was recorded in the consolidated statements of operations during the year ended December 31, 2019. The incremental cost related to unvested awards amounted to $2,933 and is recorded over the remaining service periods.

During 2019, KAH issued an aggregate of 244,732 options and 223,905 restricted shares under the Kaixin 2019 Plan to certain of its directors, officers and employees to compensate their services. The term of the options may not exceed ten years from the date of the grant. The awards under the above plans are subject to vesting schedules ranging from immediately upon grant to four years subsequent to grant date. The weighted-average grant-date fair value of the share options granted during the period presented was $1.92.

In determining the fair value of share options, a binomial option pricing model is applied. Assumptions used to estimate the fair values of the share options granted or modified were as follows:

	Years ended December 31,
	2018	2019
Risk-free interest rate (1)	2.82%	2.50-3.00%
Volatility (2)	28%-55%	45%-46%
Expected term (in years) (3)	10	10
Exercise price (4)	$1.70	$0.01
Dividend yield (5)	-	-
Fair value of underlying ordinary share (6)	$4.25	$2.12-$3.36

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION – continued

Kaixin Auto Holdings Incentive Plan (the “Kaixin 2019 Plan”)- continued

(1)	Risk-free interest rate

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

Prior to the consummation of the reverse recapitalization, the estimated fair value of the ordinary shares underlying the options as of the valuation date was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the valuation dates, management has considered a number of factors, including the result of a third party appraisal of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the valuation date was determined with the assistance of an independent third-party appraiser. The fair values of the underlying ordinary shares on each date of grant after April 30, 2019, were the closing prices of the Company’s ordinary shares traded in the Stock Exchange.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION – continued

A summary of the KAH’s share options activities held by the Company’s employees for the year ended December 31, 2019 was as follows:

Options Granted to Employees and Directors	Number of Shares	Weighted Average Exercise Price	Weighted average fair value per shares	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value
Outstanding as of December 31, 2018	5,510,970	$1.92	$3.33
Forfeited (before replacement date)	(38,113)	$1.92	$3.33
Replaced	(5,472,857)	$1.92	$3.33
Granted (replacement options)	2,186,364	$0.01	$3.35
Granted (new options)	244,732	$0.01	$1.92
Forfeited	(276,582)	$0.01	$3.22
Outstanding as of December 31, 2019	2,154,514	$0.01	$3.20	9.39	$4,007
Vested and expected to vest as of December 31, 2019	2,154,514	$0.01	$3.20	9.39	$4,007
Exercisable as of December 31, 2019	1,268,543	$0.01	$3.35	9.37	$2,359

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $1.87 of the Company's ordinary share on December 31,2019.

The fair values of the options granted for the years ended December 31, 2018, and 2019 are as follows:

	Years ended December 31,
	2018	2019
	US$	US$
Weighted average grant date fair value of option per share	2.94	3.21
Aggregate grant date fair value of options	18,959,980	7,794,799

As of December 31, 2019, there was approximately $3,996 of total unrecognized compensation cost related to unvested share options. The unrecognized compensation costs are expected to be recognized over a weighted average period of 2.44 years.

KAH Nonvested restricted shares

A summary of the nonvested restricted shares activity is as follows:

	Weighted number of nonvested restricted shares	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2018	-	-
Granted (replacement restricted shares)	2,183,828	3.36
Granted (new restricted shares)	223,905	3.36
Vested	(961,622)	3.36
Unvested as of December 31, 2019	1,446,111	3.36

As of December 31, 2019, there was approximately $4,859 of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 2.43 years.

The total fair value of shares vested during the year ended December 31, 2019 was $3,231.

The amount of share-based compensation expense for options and nonvested restricted shares of the Company, including KAH attributable to selling and marketing, research and development, and general and administrative expenses are as follows:

	Years ended December 31,
	2017	2018	2019
Selling and marketing	$598	$1,927	$1,182
Research and development	1,092	1,142	1,324
General and administrative	26,326	28,534	9,778

Total share-based compensation expense	$28,016	$31,603	$12,284

There was no income tax benefit recognized in the statements of operations for share-based compensation for the years ended December 31, 2017, 2018 and 2019.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

20.	RELATED PARTY BALANCES AND TRANSACTIONS

Details of major related party balances as of December 31, 2018 and 2019 are as follows:

(1)	Amounts due from related parties

As of December 31, 2018 and 2019, amounts due from related parties including both current and non-current were as follows:

		As of December 31,
	Note	2018	2019
Oak Pacific Investment	(i)	$93,880	$91,758
Beijing Infinities	(ii)	60,000	40,681
Others		829	7

Total		154,709	132,446

(i)	The balance of December 31, 2019 represents the US$88 million note issued by Oak Pacific Investment to Renren and US$4 million accrued interest income. In connection with the private placement transaction completed on June 21, 2018, OPI issued a note to Renren with an interest rate of 8.0% per year. The term of the note is the earlier of five years and the date upon which OPI and its subsidiaries no longer hold any shares of Social Finance Inc. In March 2019, the interest rate was increased to 8.5% per year in connection with a refinancing of Oak Pacific Investment’s debt obligations. In December 2019, OPI repaid the principal of US$9.6 million and the associated interests of US$0.4 million. The balance is included in amount due from related party, non-current at December 31, 2018 and 2019.

(ii)

The balance represents the receivable from Beijing Infinities in connection with the disposition of the SNS business. The balance includes, US$20 million receivable in cash related as current and US$40 receivable million in the form of Beijing Infinities shares to be issued to the Company related as non-current as of December 31, 2018.  As of December 31, 2019, the unpaid cash consideration was US$13 million, with an allowance of US$12.4 million. As of December 31, 2019, US$681 is current and US$40,000 is non-current. Refer to Note 4 for further details.

(2)	Amounts due to related parties

		As of December 31,
	Note	2018	2019
Beijing Infinities		-	681
Others		55	93
Total		$55	$774

Details of major related party transactions for the years ended December 31, 2017, 2018 and 2019 are as follows:

(3)	Major transaction with related parties for amount due from related parties

	Years ended December 31,
	2017	2018	2019
Equity investments without readily determinable fair values	$8,591	$-	$-
Equity method investments	-	-	600
Oak Pacific Investment	-	93,880	7,878
Beijing Infinities	-	60,000	-

Total	$8,591	$153,880	$8,478

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

20.	RELATED PARTY BALANCES AND TRANSACTIONS – continued

(4)	Transactions with related parties for amount due to related parties

	Years ended December 31,
	2017	2018	2019
Beijing Infinities	-	-	681
Oak Pacific Investment and its subsidiaries	$-	$1,834	$-
Others	333	5,418	38

Total	$333	$7,252	$719

(5)	In July 2012, the Company purchased $10,000 Series 2012-A Senior Secured Sofi Loan Notes issued by SoFi Lending Corp., a subsidiary of SoFi. Oak Pacific Holdings is a shareholder of SoFi and the Company's chairman and CEO, Joe Chen, is a director of SoFi. In September 2012, March 2014, January and February 2015, and October 2015, the Company invested $49,000, $20,789, $22,331 and $150,000 in newly issued Series B preferred shares, Series D preferred shares, Series E preferred shares and Series F preferred shares of SoFi, respectively, concurrently with a group of other investors. These transactions were approved by the independent, disinterested members of the Company's board and the audit committee of the board.

In April 2017, the Company disposed 5,719,986 preferred shares of SoFi for total net proceeds of $91,926, recording a realized gain amounting to $58,335.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

During the years ended December 31, 2017, 2018 and 2019, the Company identified two reportable segments, namely Renren and Auto Group.  The Auto Group segment mostly includes the sales of automobile as well as used car financing provided to used car dealerships while the Renren segment mostly includes the Company's SaaS business.  The Company's SNS business and OPI have been reclassified as discontinued operations.

	Year ended December 31, 2017			Year ended December 31, 2018			Year ended December 31, 2019
	Renren	Auto Group	Total	Renren	Auto Group	Total	Renren	Auto Group	Total
Revenues	$21,931	152,693	174,624	19,122	479,076	498,198	15,086	334,697	349,783
Cost of revenues	(17,920)	(145,394)	(163,314)	(11,966)	(464,502)	(476,468)	(6,719)	(340,174)	(346,893)
Operating expenses	(58,543)	(30,456)	(88,999)	(66,847)	(68,285)	(135,132)	(65,771)	(127,957)	(193,728)
Operating loss	(54,532)	(23,157)	(77,689)	(59,691)	(53,711)	(113,402)	(57,404)	(133,434)	(190,838)
Net (loss) income from continuing operations	37,444	(28,695)	8,749	(69,285)	(89,532)	(158,817)	(38,416)	(69,068)	(107,484)
Net (loss) income from discontinued operations	(119,252)	-	(119,252)	223,298	-	223,298	-	-	-
Net (loss) income	(81,808)	(28,695)	(110,503)	154,013	(89,532)	64,481	(38,416)	(69,068)	(107,484)

The Company does not allocate assets to its current operating segments as management does not believe that allocating these assets is useful in evaluating these segments’ performance. Accordingly, the Company has not made disclosure of total assets by reportable segment.

The majority of the Company's revenue for the years ended December 31, 2017, 2018 and 2019 was generated from the PRC.

As of December 31, 2017, 2018 and 2019, respectively, substantially all of long-lived assets of the Company were located in the PRC.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

22.	NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per ordinary share for the years ended:

	Years ended December 31,
	2017	2018	2019
Net (loss) income:
Income (loss) from continuing operations	$8,749	$(158,817)	$(107,484)
(Loss) income from discontinued operations, net of tax	(119,252)	223,298	-

Net (loss) income	(110, 503)	64,481	(107,484)
Add: net loss attributable to noncontrolling interest	76	8,059	56,391

Net (loss) income attributable to Renren Inc.	$(110,427)	$72,540	$(51,093)

Weighted average number of ordinary shares outstanding used in computing net (loss) income per ordinary share-basic	1,028,537,406	1,036,421,063	1,049,024,096
Incremental weighted average ordinary shares from assumed exercise of stock options using the treasury stock method	1,199,533	59,384,854	-

Weighted average number of ordinary shares outstanding used in computing net income per ordinary share-diluted	1,029,736,939	1,095,805,917	1,049,024,096

Net (loss) income per ordinary share attributable to Renren Inc. shareholders - basic:
Income (loss) per ordinary share from continuing operations	$0.01	$(0.15)	$(0.05)
(Loss) income per ordinary share from discontinued operations	$(0.12)	$0.22	$-

Net (loss) income per ordinary share attributable to Renren Inc. shareholders - basic:	$(0.11)	$0.07	$(0.05)

Net (loss) income per ordinary share attributable to Renren Inc. shareholders - diluted:
Income (loss) per ordinary share from continuing operations	$0.01	$(0.15)	$(0.05)
(Loss) income per ordinary share from discontinued operations	$(0.12)	$0.20	$-

Net (loss) income per ordinary share attributable to Renren Inc. shareholders - diluted:	$(0.11)	$0.07	$(0.05)

For the years ended December 31, 2018 and 2019, 39,752,430 and 138,953,386 stock options and 6,286,947 and 55,821,488 nonvested shares were excluded from the calculation of diluted weighted average number of common shares, respectively, as their effect was anti-dilutive.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

23.	COMMITMENTS AND CONTINGENCIES

(1)	Operating lease as lessee

The Company leases its facilities and offices under non-cancellable operating lease agreements.

As of December 31, 2019, the Company had US$418 of short-term lease commitments under non-cancellable operating leases.

Future minimum lease payments under such non-cancellable leases as of December 31, 2018 are as follows:

2019	$5,735
2020	4,860
2021	1,840
2022	943
2023	332
2024 and thereafter	987

Total	$14,697

(2)	Contingencies

In August 2018, the Kaixin's Ji'nan Dealership received a notice from the local police regarding an investigation of the dealership’s premises. Certain assets of the Ji’nan Dealership are not assessable pursuant to the investigation. In connection with these events, the Company determined that it is probable that it cannot enforce the realization of the inventory value and that suppliers to the Ji’nan Dealership are unable to fulfil the contract obligation by either delivering vehicles or returning money to the Company due to the ongoing investigation. As a result, the Company wrote off all inventory and advances to suppliers of the Ji’nan Dealership, which totalled US$5.7 million and US$16.1 million respectively during the year ended December 31, 2018. In addition, in November 2018, Kaixin agreed to transfer its equity interest in the Ji’nan Dealership and the related assets to an affiliate of the Company. Following the transfer, the Company closed the dealership. As a result of the above, the Company fully impaired the goodwill related to the Ji'nan Dealership. Refer to note 4. The Company does not believe that the above will have any other effect on its business or financial conditions.

Additionally, from time to time, the Company is subject to legal proceedings in the ordinary course of business. The Company does not believe that any currently pending legal or administrative proceeding to which the Company is a party will have a material effect on its business or financial condition.

24.	EMPLOYEE BENEFIT PLAN

Full time employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrues for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits from continuing operations were $7,130, $8,640 and $6,481 and from discontinued operations were $399, $178 and $nil for the years ended December 31, 2017, 2018 and 2019, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

25.	STATUTORY RESERVE AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries and VIE entities located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries' or the affiliated PRC entities' discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of the Company's subsidiaries, the Company's affiliated PRC entities and their respective subsidiaries. The Company's subsidiaries and VIE entities are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2019, none of the Company's PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold, therefore they will continue to allocate at least 10% of their after-tax profits to the general reserve fund.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data and per share data, or otherwise noted)

26.	STATUTORY RESERVE AND RESTRICTED NET ASSETS - continued

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Company's subsidiaries. The appropriation to these reserves by the Company's PRC subsidiaries was $nil, $nil and $nil for the years ended December 31, 2017, 2018 and 2019, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIE entities. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE entities in the Company not available for distribution was $352,535 and $352,335 as of December 31, 2018 and 2019, respectively.

27.	SUBSEQUENT EVENT

On March 24, 2020, the Company’s Compensation Committee approved to reduce the exercise price for all outstanding options previously granted by the Company with an exercise price higher than $0.0113 per ordinary share to $0.0113 per share.

China has recently experienced an outbreak of COVID-19, a disease caused by a novel and highly contagious form of coronavirus. The severity of the outbreak in certain provinces, such as the Hubei Province, and municipalities, such as Wuhan, resulted in travel restrictions, delay in resumption of service and mass production and the related quarantine measures imposed by the government across China and materially affected general commercial activities in China. Because substantially all of our operations are conducted in China, the outbreak of COVID-19 has caused a disruption to our business. In particular, one of our Dealerships is located in Wuhan, the original epicenter of the outbreak. In late January 2020, in response to intensifying efforts to contain the spread of the coronavirus, we closed all of our Dealership Outlets and corporate offices. In March 2020, we gradually resumed our operations in various cities, but customer traffic to our Dealership Outlets has remained significantly lower than comparable periods before the COVID-19 outbreak. We currently are unable to predict the duration and severity of the spread of COVID-19, the responses thereto, and their impact on our business and operations, our results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control. Such factors include, among others, the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented, financial and other market reactions to the foregoing, and reactions and responses of communities and societies. Based on the business disruption and reduced customer demand we have experienced to date, we expect that the COVID-19 outbreak will likely have a significant adverse impact on our results of operations in 2020.

Any similar future outbreak of a contagious disease, other adverse public health developments in China and around the world, or the measures taken by the governments of China or other countries in response to a future outbreak of a contagious disease may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our production facilities and offices or otherwise disrupt our business operations and adversely affect our results of operations.

RENREN INC.

Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

As of December 31, 2018 and 2019

(U.S. dollars in thousands, except share data and per share data )

	As of December 31,
	2018	2019
ASSETS

Current assets:
Cash and cash equivalents	$749	$173
Prepaid expenses and other current assets	908	519
Amounts due from subsidiaries	493,231	409,258
Total current assets	494,888	409,950

Long-term investments	417	-
Amounts due from related parties non-current	93,880	91,758

TOTAL ASSETS	$589,185	$501,708

LIABILITIES AND EQUITY

Current liabilities:
Short-term loan	-	11,000
Accrued expenses and other current liabilities	3,583	3,152
Contingent consideration	-	204
Amounts due to related parties	27	-

Total current liabilities	3,610	14,356

Long-term liabilities	35,000	-
Long-term contingent consideration	-	828
Deficit of investment in subsidiaries	403,110	382,411

TOTAL LIABILITIES	$441,720	$397,595

Equity:
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized, 737,222,448 and 750,816,633 shares issued and outstanding as of December 31, 2018 and 2019, respectively	737	751
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 305,388,450 and 305,388,450 shares issued and outstanding as of December 31, 2018 and 2019, respectively	305	305
Additional paid-in capital	709,137	720,513
Accumulated deficit	(557,025)	(608,118)
Accumulated other comprehensive loss	(5,689)	(9,338)
Equity	147,465	104,113
TOTAL LIABILITIES AND EQUITY	$589,185	$501,708

RENREN INC.

Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

For the years ended December 31, 2017, 2018 and 2019

(U.S. dollars in thousands, except share data and per share data)

	Years ended December 31,
	2017	2018	2019
Selling and marketing	$598	$423	$524
Research and development	1,092	1,035	1,118
General and administrative	33,519	25,536	8,030

Total operating expenses	35,209	26,994	9,672

Other income	1,385	924	-
Interest income	223	3,969	7,904
Interest expenses	(6,391)	(3,989)	(565)
Fair value change of contingent consideration	-	-	20,662
(Loss) earnings in equity method investments	9,743	(1,415)	(417)
Gain on disposal of equity method investments	58,335	-	-
Gain on disposal of equity investments without readily determinable fair values	37,311	-	-
Gain on deconsolidation of the subsidiaries	-	182,441	-
Equity in loss of subsidiaries and variable interest entities	(175,824)	(82,396)	(69,005)

Net loss	$(110,427)	$72,540	$(51,093)
Other comprehensive (loss) income, net of tax:
Foreign currency translation	9,585	(5,770)	(3,344)
Net unrealized gain on available-for-sale investments	3,891	(9,671)	9
Non-controlling interest disposition	-	2,519	-
Transfer to statements of operations of realized gain on available-for-sale securities	(3,243)	(7,364)	(9)
Other comprehensive loss	10,233	(20,286)	(3,344)
Comprehensive (loss) income	(100,194)	52,254	(54,437)

RENREN INC.

Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	Years ended December 31,
	2017	2018	2019

Net cash (used in) provided by operating activities	(32,412)	16,026	13,850

Cash flows from investing activities:
Proceeds from sale of equity method investment	91,926	-	-
Proceeds from sale of equity investments without readily determinable fair values	32,726	4,585	-
Purchase of equity method investment	(500)	-	-
Proceeds from repayment of the note issued by OPI	-	-	9,564

Net cash provided by investing activities	124,152	4,585	9,564

Cash flows from financing activities:
Proceeds from exercise of share options	262	1,107	10
Proceeds from borrowings	-	27,000	7,000
Cash distribution to shareholders related to acquisition of OPI	-	(133,665)	-
Repayment of borrowings	(10,000)	(12,000)	(31,000)

Net cash used in financing activities	(9,738)	(117,558)	(23,990)

Net increase (decrease) in cash and cash equivalents	82,002	(96,947)	(576)
Cash and cash equivalents at beginning of year	15,694	97,697	749
Effect of exchange rate changes	1	(1)	-
Cash and cash equivalents at end of year	$97,697	$749	$173

RENREN INC.

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

The condensed financial information is provided since the restricted net assets of the Company’s subsidiaries, VIEs and VIEs' subsidiaries were $352,335 over 25% of the consolidated net assets of the Company as of December 31, 2019.

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