Form 20-F
period 2020-12-31
Renren Inc.
filed 2021-05-27
CIK 1509223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to _____________

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-35147

Renren Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

4/F, Tower D, Building 15
No. 5 Jiangtai Road
Chaoyang District, Beijing 100015
People’s Republic of China
(Address of principal executive offices)

Yi Yang, Acting Chief Financial Officer
Telephone: +86 10-8417-6807
Email: ir@renren-inc.com
4/F, Tower D, Building 15
No. 5 Jiangtai Road
Chaoyang District, Beijing 100015
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

As of December 31, 2020, 769,444,113 Class A ordinary shares, par value US$0.001 per share and 305,388,450 Class B ordinary shares, par value US$0.001 per share were outstanding.

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

Yes ☐ No ☒

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

Yes ☐ No ☐

i

INTRODUCTION

In this annual report, except where the context otherwise requires:

·	“ADSs” refers to our American depositary shares, each of which represents 45 Class A ordinary shares, par value US$0.001 per share. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the change in the number of ordinary shares represented by each ADS from 15 to 45 that became effective on January 9, 2020.

·	“Chime” refers to Chime Technologies, Inc., our wholly owned subsidiary in the U.S.

·	“Kaixin” refers to the entity that operates our used automobile business. Prior to April 30, 2019, “Kaixin” refers to Kaixin Auto Group, which was a wholly-owned subsidiary of Renren Inc. From April 30, 2019, “Kaixin” refers to Kaixin Auto Holdings, a company listed on the Nasdaq Stock Market. Kaixin Auto Holdings was formerly CM Seven Star Acquisition Corporation, a blank check company formed for the purpose of entering into a business combination with one or more businesses. Pursuant to a series of transactions that closed on April 30, 2019, Renren Inc. acquired a controlling interest in Kaixin Auto Holdings and Kaixin Auto Holdings acquired 100% ownership of Kaixin Auto Group. On December 31, 2020, Kaixin entered into a share purchase agreement with the shareholders of Haitaoche Limited, a China-based online retail platform for imported automobiles. Pursuant to this agreement, Kaixin will acquire 100% of the share capital of Haitaoche Limited from its shareholders in consideration of newly issued ordinary shares of Kaixin. Upon closing of the transaction, Haitaoche Limited’s shareholders will obtain control of Kaixin, and Kaixin will cease to be our subsidiary. We now classify our used automobile business under discontinued operations. See “Item 4. Information on the Company—A. History and Development of the Company—The Kaixin Offering” and “Item 4. Information on the Company—A. History and Development of the Company—The Haitaoche Acquisition” for more information.

·	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Hong Kong, Macau and Taiwan.

·	“SaaS” refers to software as a service.

·	“Shares” or “ordinary shares” refer, collectively, to our Class A and Class B ordinary shares, par value US$0.001 per share. Except as otherwise indicated, all share and per share data in this annual report give retroactive effect to the ten-for-one share split that became effective on March 25, 2011.

·	“Trucker Path” refers to Trucker Path, Inc., our wholly owned subsidiary in the U.S.

·	“We,” “us,” “our company,” and “our” refer to Renren Inc. and its subsidiaries, its consolidated affiliated entities, and subsidiaries of its consolidated affiliated entities.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include statements relating to:

·	our goals and strategies;

·	our future business development, financial condition and results of operations;

·	expected changes in our revenues and certain cost and expense items;

·	our expectations regarding our SaaS businesses and our other operations in the United States and China;

·	our expectations regarding demand for and market acceptance of our services;

·	changes in technology affecting our business, and our company’s responses to these changes;

·	our expectations regarding our relationships with distributors, customers, suppliers, strategic partners and other stakeholders;

·	competition in our industry; and

·	relevant government policies and regulations relating to our industry.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of operations data (other than ADS data) for the three years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2016 and 2017 and our selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report, except for our online games business, which we ceased to control on March 31, 2016, Oak Pacific Investment, our wholly-owned subsidiary, which we ceased to control on June 22, 2018 and renren.com, our social network platform, which we ceased to control on December 28, 2018, Kaixin Auto Holdings, which met the held for sale criteria on December 24, 2020, all of which have been classified as discontinued operations.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5—Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Due to the retrospective adjustments, our results of operations for the year ended December 31, 2016, 2017, 2018 and 2019 and financial position as of December 31, 2016, 2017, 2018 and 2019 are not directly comparable to the financial data reported in our previously filed annual reports as of December 31, 2016, 2017, 2018 and 2019.

Our historical results do not necessarily indicate results expected for any future periods.

	Years ended December 31,
	2016	2017	2018	2019	2020
	(in thousands of US$, except for share, per share and per ADS data)
Summary Consolidated Statements of Operations Data:
Revenue	$26,635	$58,038	$66,794	$15,085	$18,106
Cost of revenues	26,506	50,256	62,497	6,718	3,451
Gross profit	129	7,782	4,297	8,367	14,655
Operating expenses (income) (1):
Selling and marketing	5,933	9,372	10,485	10,780	8,293
Research and development	5,168	13,453	21,930	22,791	11,347
General and administrative	29,039	36,523	48,082	10,089	22,242
Bad debt provision of prepaid expenses and other current assets	—	—	—	418	—
Provision of amount due from a related party	—	—	—	12,408	—
Impairment of goodwill	—	—	29,055	9,288	—
Gain on disposal of property and equipment	—	—	(25,928)	—	—
Total operating expenses	40,140	59,348	83,624	65,774	41,882
Loss from operations	40,011	51,566	79,327	57,407	27,227
Other income (expenses)	8,675	2,269	(1,202)	1,523	3,543
Fair value change (loss) gain of contingent consideration	—	(1,121)	19,899	20,662	(1,027)
Impairment of long-term investments	(1,484)	—	—	(2,000)	—
Interest income	768	1,086	5,185	8,776	8,079
Interest expense	(7,049)	(1,254)	(842)	(566)	(303)
Realized gain (loss) on short-term investments	595	(100)	—	—	—
Realized gain (loss) on disposal of long-term investments	—	37,311	(2,141)	—	—

	Years ended December 31,
	2016	2017	2018	2019	2020
	(in thousands of US$, except for share, per share and per ADS data)
Loss before provision of income tax and (loss) earnings in equity method investments and noncontrolling interest, net of tax	(38,506)	(13,375)	(58,428)	(29,012)	(16,935)
Income tax (expenses) benefit	(780)	(3,321)	(8,988)	(1,944)	65
Loss before earnings (loss) in equity method investments and noncontrolling interest, net of tax	(39,286)	(16,696)	(67,416)	(30,956)	(16,870)
(Loss) earnings in equity method investments, net of tax	(7,840)	55,985	(2,463)	(7,464)	70
(Loss) income from continuing operations	(47,126)	39,289	(69,879)	(38,420)	(16,800)
Loss from the operations of the discontinued operations, net of tax expenses	(146,536)	(149,792)	(107,737)	(69,068)	(5,320)
Gain on deconsolidation of the subsidiaries, net of tax	8,310	—	242,097	—	—
(Loss) income from discontinued operations, net of tax expenses	(138,226)	(149,792)	134,360	(69,068)	(5,320)
Net (loss) income	(185,352)	(110,503)	64,481	(107,488)	(22,120)
Net loss attributable to the noncontrolling interest	—	(76)	(8,059)	(56,391)	(2,900)
Net (loss) income from continuing operations attributable to Renren Inc.	(47,126)	39,289	(61,820)	17,971	(13,900)
Net (loss) income from discontinued operations attributable to Renren Inc.	(138,226)	(149,716)	134,360	(69,068)	(5,320)
Net (loss) income attributable to Renren Inc.	$(185,352)	$(110,427)	$72,540	$(51,097)	$(19,220)
Net (loss) income per share:
Net (loss) income per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.05)	$0.04	$(0.07)	$0.02	$(0.01)
Diluted	$(0.05)	$0.04	$(0.07)	$0.02	$(0.01)
Net (loss) income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	$(0.13)	$(0.15)	$0.14	$(0.07)	$(0.01)
Diluted	$(0.13)	$(0.15)	$0.13	$(0.07)	$(0.01)
Net (loss) income per share attributable to Renren Inc. shareholders:
Basic	$(0.18)	$(0.11)	$0.07	$(0.05)	$(0.02)
Diluted	$(0.18)	$(0.11)	$0.07	$(0.05)	$(0.02)
Net (loss) income attributable to Renren Inc. shareholders per ADS(2):
Basic	$(8.16)	$(4.83)	$3.15	$(2.19)	$(0.81)
Diluted	$(8.16)	$(4.83)	$3.15	$(2.19)	$(0.81)
Weighted average number of shares used in calculating net (loss) income per ordinary
Basic	1,022,664,396	1,028,537,406	1,036,421,063	1,049,024,096	1,063,651,105
Diluted	1,022,664,396	1,029,736,939	1,036,421,063	1,049,024,096	1,063,651,105
Weighted average number of shares used in calculating net (loss) income per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,022,664,396	1,028,537,406	1,036,421,063	1,049,024,096	1,063,651,105
Diluted	1,022,664,396	1,028,537,406	1,095,805,917	1,049,024,096	1,063,651,105

Notes:

(1)	Including share-based compensation expenses as set forth below:

	Years ended December 31,
	2016	2017	2018	2019	2020
	(in thousands of US$)
Allocation of Share-based Compensation Expenses:
Selling and marketing	769	598	423	524	185
Research and development	1,362	1,091	1,035	1,118	990
General and administrative	17,706	21,826	18,708	6,938	14,145
	19,837	23,515	20,166	8,580	15,320
Expenses from the discontinued operations	3,707	4,501	11,437	3,704	3,362
Total share-based compensation expenses	$23,544	$28,016	$31,603	$12,284	18,682

(2)	Each ADS represents 45 Class A ordinary shares.

	As of December 31,
	2016	2017	2018	2019	2020

	(in thousands of US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$44,673	$108,138	$7,383	$1,283	$19,630
Restricted cash	30,102	—	—	13,091	14,457
Short term investments	410	—	—	1,436	—
Accounts receivable, net	4,700	4,801	1,104	430	474
Financing receivable, net	9,767	125	—	—	—
Total current assets	450,813	468,005	156,762	72,772	88,947
Total assets	1,176,844	1,194,164	437,193	226,211	213,673
Total current liabilities	270,223	370,547	127,514	98,170	81,103
Total liabilities	438,378	485,418	256,255	100,978	84,929
Total equity	$738,466	$708,746	$180,938	$125,233	$128,744

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

We have a history of losses from operations and negative cash flows from operating activities, which may continue in the future.

We have made significant changes to our business scope in recent years. The portfolio of services we offer has evolved from social networking services, or SNS, historically the core of our company’s business, to include a used automobile business, a SaaS business and other new initiatives. We have also disposed of existing businesses in order to focus on new business opportunities. In the year ended December 31, 2020, 96.8% of our revenues were derived from our SaaS business, which generates revenue from subscription services and advertising services.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2020, we had net current assets (current assets less current liabilities) of US$7.8 million, and an accumulated deficit of US$634.1 million. For the year ended December 31, 2020, we incurred loss from operations amounting to US$27.2 million and negative cash flows from continuing operating activities of US$11.7 million.

We have incurred net losses and negative cash flows from operating activities in the past and we may not be able to achieve or maintain profitability or positive cash flow in the future. Our total revenues decreased from US$66.8 million in 2018 and decreased to US$15.1 million in 2019 and increased to US$18.1 million in 2020, and loss from continuing operations were US$69.9 million, US$38.4 million and US$16.8 million in 2018, 2019 and 2020, respectively. We had negative cash flows from continuing operating activities of US$83.0 million, US$28.4 million and US$11.7 million in 2018, 2019 and 2020, respectively.

Our ability to continue as a going concern is dependent on our ability to generate cash flows from operations, and our ability to arrange adequate financing arrangements. In January 2021, we received US$68.0 million from OPI as payment of receivables due from OPI, which enables us to have sufficient cash reserve for our operating needs for at least the next twelve months from the date of this annual report. However, if negative cash flow from operating activities persists in the long run, cash resources may become insufficient to satisfy our on-going cash requirements.

Expansion into new businesses may present operating and marketing challenges that are different from those that we currently encounter, and we cannot assure you that our new business initiatives will be successful enough to justify the time, effort and resources that we devote to them.

Our financial condition and operating results have been and are likely to continue to be materially adversely affected by Kaixin’s financial and operating performance.

We launched our used automobile business in the middle of 2017, and used automotive sales already accounted for the majority of our revenues in 2017. We operated our used automobile business through our majority-owned subsidiary Kaixin. In 2019, we closed a series of transactions that raised approximately US$28.5 million for Kaixin, reduced our equity interest in Kaixin below 100% and resulted in the separate listing of Kaixin on the Nasdaq Stock Market. In 2020, Kaixin entered into a share purchase agreement with the shareholders of Haitaoche Limited, a China-based online retail platform for imported automobiles. Pursuant to this agreement, Kaixin will acquire 100% of the share capital of Haitaoche Limited from its shareholders in consideration of an aggregate of 74,035,502 newly issued ordinary shares of Kaixin. Upon consummation of the transaction, Haitaoche Limited’s shareholders will obtain control of Kaixin, and Kaixin will cease to be our subsidiary. Specifically, we will hold approximately 33.8% of Kaixin’s ordinary shares and no longer have the voting control in Kaixin. See “Item 4. Information on the Company—A. History and Development of the Company—The Kaixin Offering” and “—The Haitaoche Acquisition” for more information on those transactions. As a result, our financial statements now reflect Kaixin as discontinued operations. Retrospective adjustments to the historical statement of operations have also been made to provide a consistent basis of comparison for the financial results of the continuing operations. Specifically, operational loss of US$107.7 million, US$69.1 million and US$5.3 million in 2018, 2019 and 2020, respectively, have been excluded from our financial results from continuing operations and have been separately reclassified to discontinued operations.

In addition, on March 31, 2021, we entered into a securities purchase agreement with Kaixin, pursuant to which we invested $6 million in newly designated convertible preferred shares of Kaixin. The investment closed in April 2021. The preferred shares are convertible into the Kaixin’s ordinary shares at a conversion price of $3.00, subject to customary adjustments. Although we have discontinued Kaixin from our results of operations, our results of operations may continue to be materially and adversely affected by Kaixin’s financial and operating performance because of our remaining investment in Kaixin. The fair value of our investment in Kaixin can be negatively impacted by fluctuations in Kaixin’s share price. Further, there is a multitude of risks and uncertainties relating to the performance and valuation of Kaixin, including risks relating to Kaixin’s ability to operate and compete in the highly competitive automobile sales industry in China. As such, we may not realize the anticipated benefits of our remaining investments in Kaixin, and the value or liquidity of our investments in Kaixin could decline and result in a material impairment, which could materially adversely affect our financial condition and operating results.

Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

In recent years, there have been outbreaks of epidemics in China and globally, including the outbreak of COVID-19. In March 2020, the World Health Organization declared the COVID-19 a pandemic. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of businesses and facilities in China and worldwide.

Our results of operations have been, and could continue to be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, including the effectiveness of the vaccine programs, almost all of which are beyond our control.

The potential downturn brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. The extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. During the year ended December 31, 2020, our operations have been significantly affected by the COVID-19 pandemic. For the COVID-19’s impact on our financial results, please see “Item 5. Operating and Financial Review and Prospects”. There are still significant uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of a second wave in China and other countries, the development of the vaccine and other medical treatment, the actions taken by government authorities to contain the outbreak, and government stimulus measures, almost all of which are beyond our control. As a result, certain of our estimates and assumptions, including the allowance for credit losses, the valuation of certain debt and equity investments, long-term investments, content assets and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to our current estimates in future periods.

We rely on sophisticated information systems to run our business. The failure of these systems, any service disruptions or outages, or the inability to enhance our capabilities, could have a material adverse effect on our business, sales and results of operations.

Our business and reputation are dependent upon the performance, reliability, availability, integrity and efficient operation of our information systems. There is no assurance that we will be able to protect our platform and computer systems against, among other things, damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, software errors, bugs or defects, configuration errors, computer viruses, denial-of-service attacks, security breaches, hacking attempts or criminal acts at all times. In the event of a service disruption or outage on our platform or in our computer systems, our computer systems may not be able to store, retrieve, process and manage data. For example, we may experience temporary service disruptions or data losses during data migrations between old and new systems or system upgrades. We may not be able to recover all data and services in the event of a service disruption or outage. Additionally, our insurance policies may not adequately compensate it for any losses that it may incur during service disruptions or outages.

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

COVID-19 has had a severe and negative impact on the Chinese and the global economy since early 2020. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Our platform collects, stores and processes certain personal information and other sensitive data from our customers and other platform participants. The massive data that we have processed and stored makes us and our server hosting service providers the targets of, and potentially vulnerable to, cyber-attacks, computer viruses, hackers, denial-of-service attacks, physical or electronic break-ins or other unauthorized access. While we have taken steps to protect such confidential information, our security measures may be breached. Because techniques used to sabotage or obtain unauthorized access into systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our or our server hosting service providers’ systems could cause confidential customer information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is subject to legislation and regulations in numerous domestic and international jurisdictions, inability to protect confidential information of our customers and other platform participants could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business. The Administrative Measures for the Security of the International Network of Computer Information Network, issued in December 1997 and amended in January 2011, require us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. The Cyber Security Law of the PRC, passed in November 2016, requires us to take immediate remedial measures when we discover that our products or services are subject to risks, such as security defects or bugs. Such remedial measures include informing our customers and other platform participants of the specific risks and reporting such risks to the relevant competent departments.

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

We have adopted six equity incentive plans for Renren Inc. in 2006, 2008, 2009, 2011, 2016 and 2018, respectively. As of March 31, 2021, options to purchase a total of 208,812,930 ordinary shares of Renren Inc. were outstanding. For the years ended December 31, 2018, 2019 and 2020, we recorded US$22.6 million, US$8.6 million and US$14.2 million, respectively, in share-based compensation expenses. As of December 31, 2020, we had US$5.4 million of unrecognized share-based compensation expenses relating to share options, which are expected to be recognized over a weighted average vesting period of 1.04 years, and US$9.9 million of unrecognized share-based compensation expenses relating to non-vested restricted shares, which are expected to be recognized over a weighted average vesting period of 3.55 years.

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

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2018, identified a material weakness related to inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP.

We and our independent registered public accounting firm, in connection with our preparation and external audit of our consolidated financial statements for the year ended December 31, 2019, identified four material weaknesses related to (i) inadequate technical competency of financial staff in charge of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP; (ii) lack of an effective and continuous risk assessment procedure to identify and assess the financial reporting risks; (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning; and (iv) inadequate controls over inventory custody at local dealerships of Kaixin. These material weaknesses remained unremediated as of December 31, 2020. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Measures that we implement to address these material weaknesses and other control deficiencies in our internal control over financial reporting might not fully address them, and we might not be able to conclude that they have been fully remedied.

Failure to correct these material weaknesses and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Due to the material weaknesses in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2020. This could adversely affect the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

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

Our chief executive officer Joseph Chen and our chief operating officer James Jian Liu each holds the same management position in Oak Pacific Investment. Mr. Chen is also the second largest shareholder in Oak Pacific Investment. Oak Pacific Investment was a wholly-owned subsidiary of ours prior to June 2018, and it holds a large portfolio of shares in a variety of early-stage and late-stage pre-IPO companies that our management had previously selected and managed for our company. Although Oak Pacific Investment no longer has any business relationship with our company, the disposition of Oak Pacific Investment has not necessarily reduced the workload of our management. However, time and effort spent by our management on Oak Pacific Investment does not benefit shareholders of our company anymore. Mr. Chen’s and Mr. Liu’s involvement in Oak Pacific Investment may divert their attention from the operation of our business, which may affect our company’s financial performance and future prospects.

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

If we are unable to control our labor costs or pass on these increased labor costs to others, or if we are deemed to have violated PRC labor laws and regulations, our financial condition and results of operations may be adversely affected.

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

Negative publicity about us or our business, shareholders, affiliates, directors, officers or other employees, as well as the industry in which we operate, can harm our operations. Such negative publicity could be related to a variety of matters, including:

·	alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees;

·	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers and other employees;

·	user complaints about the quality of our products and services;

·	copyright infringements involving us and content offered on our platform;

·	security breaches of confidential user information; and

·	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, such as Weixin/WeChat, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

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

Our contractual arrangements described above enable us to exercise effective control over Qianxiang Tiancheng as well as its subsidiaries, and hence we treat these entities as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

Based on the advice of Commerce & Finance Law Offices, our PRC legal counsel, the corporate structure of our consolidated affiliated entities and our subsidiaries in China comply with all existing PRC laws and regulations. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could:

·	revoke the business and operating licenses of our subsidiaries, our consolidated affiliated entities and their subsidiaries;

·	discontinue or restrict any related-party transactions between our subsidiaries, our consolidated affiliated entities and their subsidiaries;

·	impose fines on us or impose additional conditions or requirements on us with which we may not be able to comply;

·	require us to revise our ownership structure or restructure our operations; and

·	restrict or prohibit our use of the proceeds of any additional public offering to finance our business and operations in China.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. If any of these penalties results in our inability to direct the activities of our consolidated affiliated entities and the subsidiaries that most significantly impact their economic performance, or results in our failure to receive the economic benefits from our consolidated affiliated entities and their subsidiaries, we may not be able to consolidate the consolidated affiliated entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In the fiscal years ended December 31, 2018, 2019 and 2020, our consolidated affiliated entities and their subsidiaries contributed in the aggregate 86.7%, 43.6% and 2.4%, respectively, of our consolidated revenues.

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

The shareholders of our consolidated affiliated entities include Ms. Jing Yang and Mr. James Jian Liu. Ms. Jing Yang is a shareholder of Qianxiang Tiancheng, and Mr. James Jian Liu is a shareholder of Qianxiang Tiancheng. Ms. Jing Yang is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and Mr. James Jian Liu is our executive director and chief operating officer. Conflicts of interest may arise between the dual role of Mr. James Jian Liu as a director and officer of our company and as shareholder of our consolidated affiliated entity Qianxiang Tiancheng. Conflicts of interest may also arise between the interests of Ms. Jing Yang as shareholder of Qianxiang Tiancheng and as the wife of our founder and chief executive officer. Furthermore, if Ms. Jing Yang experiences domestic conflict with Mr. Joseph Chen, she may have little or no incentive to act in the interest of our company, and she may not perform her obligations under the contractual arrangements she has entered into with Qianxiang Tiancheng.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law, or the Implementation Regulations, on December 12, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to the judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020) as void because the contracts have not been approved or registered by administrative authorities. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

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

SAFE promulgated a circular in November 2010, known as Circular No. 59, which tightens the examination of the authenticity of settlement of net proceeds from our initial public offering and requires that the settlement of net proceeds shall be in accordance with the description in the prospectus included in our registration statement on Form F-1 (Registration No. 333-173548), which was filed with the SEC in connection with our initial public offering. In March 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. In June 2016, the SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which revised some provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from registered capital denominated in foreign currency of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than the foreign-invested company’s affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties. Pursuant to SAFE Circular 19 and SAFE Circular 16, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19 and SAFE Circular 16, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiaries are still not allowed to extend intercompany loans to our VIE. In addition, as SAFE Circular 19 and SAFE Circular 16 were promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

·	We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

·	There are uncertainties relating to the regulation of the internet industry in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we have failed to obtain permits or licenses that applicable regulators may deem necessary for our operations or we may not be able to obtain or renew certain permits or licenses to maintain their validity. The major permits and licenses that could be involved include the ICP license, the online culture operating permit, and the value-added telecommunication services operation permit.

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

Most of our revenues are denominated in U.S. dollar, while most of our expenses are denominated in Renminbi, as a majority of our employees are located in China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion.

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

Furthermore, as these foreign exchange regulations and their interpretation and implementation are constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

As our company became listed on the NYSE in May 2011, we and our PRC citizen employees who participate in an employee share ownership plan or a share option plan are subject to these regulations. If we or our PRC option holders fail to comply with these regulations, we or our PRC option holders may be subject to fines and other legal or administrative sanctions. See “Item 4.B—Business Overview—Regulation—Regulations on Employee Stock Options Plans.”

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

We lease offices from third parties for our operations in China, the United States and Philippines. Any disputes with our lessors in respect of these leases or the leased area, or any defects in lessors’ title to the leased properties may disrupt our use of our offices, or warehouses, or increase our costs, which may in turn adversely affect our business operations. For example, certain buildings and the underlying land are not allowed to be used for industrial or commercial purposes without the authorities’ approval, and the lease of such buildings to companies like us may subject the lessor to pay premium fees to the PRC government. We cannot assure you that the lessor has obtained all or any of approvals from the relevant governmental authorities. In addition, some of our lessors have not provided us with documentation evidencing their title to the relevant leased properties. We cannot assure you that title to these properties we currently lease will not be challenged. In addition, we have not registered any of our lease agreements with the PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. If third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to use the leased properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn materially and adversely affect our business and operating results.

The 2018 audit reports included in this annual report are prepared by an independent registered public accounting firm who is not inspected by the Public Company Accounting Oversight Board, and as such, you are deprived of the benefits of such inspection.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, our independent registered public accounting firm that issued the 2018 audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Since Deloitte is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, it is not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating Deloitte’s audits and its quality control procedures. As a result, we and investors in our securities are deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Risks Related to Our ADSs

If the market price for our ADSs falls below US$1.00 for an extended period of time, or to US$0.16 at any time, our ADSs may be delisted from the NYSE.

After the closing of the transaction that resulted in the disposition of most of our investment assets on June 21, 2018, the market price of our ADSs fell significantly as a result of the value that was removed from our company and transferred to our shareholders. See “Item 4. Information on the Company—A. History and Development of the Company—The OPI Transaction” for a description of this transaction. We received a letter from the NYSE dated July 30, 2019, notifying Renren that it was below compliance standards due to the trading price of Renren’s ADSs. Pursuant to NYSE Rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 by six months following receipt of the notification. The company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities falls to US$0.16 or less. In response to the letter from the NYSE, we changed the ratio of ADSs to our Class A ordinary shares from the previous ADS ratio of 1 ADS to 15 Class A ordinary shares to a new ADS ratio of one 1 ADS to 45 Class A ordinary shares, effective January 9, 2020. We received another letter from the NYSE dated April 9, 2020, notifying Renren that it was below compliance standards due to the trading price of Renren’s ADSs. Renren regained compliance with the NYSE standards because subsequent to receipt of the letter, our ADSs traded above US$1.00 over a consecutive 30 trading-day period. However, we cannot assure you that our ADSs will remain in compliance with the NYSE listing rules going forward. If our ADSs are delisted from the NYSE, the liquidity and value of an investment in our ADSs will be materially and adversely affected.

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

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

·	regulatory developments in our industry affecting us or our competitors;

·	announcements of studies and reports relating to the quality of our services or those of our competitors;

·	changes in the economic performance or market valuations of other companies in the SaaS industries or other internet companies;

·	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

·	changes in financial estimates by securities research analysts;

·	conditions or changes in the internet finance industry or the internet industry in general;

·	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

·	additions to or departures of our senior management;

·	fluctuations of exchange rates between the Renminbi and the U.S. dollar; and

·	sales or perceived potential sales of additional ordinary shares or ADSs.

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

We issued Class A ordinary shares represented by our ADSs in our initial public offering in May 2011. Mr. Joseph Chen, who is our founder, chairman and chief executive officer, and SoftBank Group Capital Limited, a wholly-owned subsidiary of SoftBank Group Corp., are our only shareholders who hold Class B ordinary shares. As of March 31, 2021, Mr. Joseph Chen, our founder, chairman and chief executive officer, beneficially owned approximately 25.0% of our outstanding Class A ordinary shares and approximately 55.8% of our outstanding Class B ordinary shares, representing in aggregate 48.9% of our total voting power, and SoftBank Group Capital Limited owned approximately 34.9% of our outstanding Class A ordinary shares and approximately 44.2% of our outstanding Class B ordinary shares, representing in aggregate 42.3% of our total voting power.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2021, not including options, we have 1,080,871,023 ordinary shares outstanding comprised of (i) 493,372,800 Class A ordinary shares represented by ADSs, among which 357,807,195 Class A ordinary shares are represented by ADSs that are freely transferable without restriction or additional registration under the Securities Act, and the rest are represented by ADSs that are subject to transfer restriction or additional registration under the Securities Act, (ii) 282,109,773 Class A ordinary shares not represented by ADSs, which are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, and (iii) 305,388,450 Class B ordinary shares which, following conversion to Class A ordinary shares by the holder of the Class B ordinary shares, are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events are furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance listing standards.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We have followed our home country practice and are exempted from the requirements of Sections 303A.01, 303A.07(a), 303A.08 and 303A.12(a) of the NYSE Listed Company Manual, although currently we are in compliance with the requirement to have a majority of independent directors under Section 303A.01. However, if we choose to follow additional home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2022, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the New York Stock Exchange listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, and most of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands. Most of our directors and officers reside outside the United States and a substantial portion of the assets of such directors and officers are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended and restated from time to time, and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

We may be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequence to U.S. Holders of our ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be a PFIC for United States federal income tax purposes. A non-United States corporation will generally be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Passive income is generally any income that would be foreign personal holding company income under the Internal Revenue Code of 1986, as amended, including dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts.

Based on our analysis of the value of our ordinary shares and ADSs and our estimated income, assets and activities, we believe we might be a PFIC for the taxable year ended December 31, 2020. Additionally, we have been classified as a PFIC in prior years and may be classified as a PFIC in the future. If we were or are a PFIC, adverse United States federal income tax consequences could result to U.S. Holders (as defined in “Item 10.E—Additional Information—Taxation—United States Federal Income Tax Considerations—General”). For any taxable year in which we are a PFIC and a U.S. Holder holds our ordinary shares or ADSs, such U.S. Holder will continue to be treated as owning stock of a PFIC even if we cease to satisfy either of the above tests for determining PFIC status in a subsequent taxable year. U.S. Holders treated as owning stock in a PFIC generally will become subject to increased U.S. federal income tax liabilities and special U.S. federal income tax reporting requirements, unless they make a timely “mark-to-market” election or, potentially, a “Qualified Electing Fund” election to mitigate some of the applicable consequences. For more information on the U.S. federal income tax consequences to a U.S. Holder that would result from our classification as a PFIC, see “Item 10.E Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.” Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

In the years since our initial public offering, we acquired or disposed of a number of businesses:

·	In October 2011, we acquired 56.com, a leading user generated content online video sharing website in China. We disposed of this business in two stages in October 2014 and December 2014.

·	In October 2013, we disposed of the majority of our equity interest in our group-buying services business. We disposed of our remaining interest in this business in February 2014.

·	In the fourth quarter of 2014, we launched our financing business with Renren Fenqi, a financial service platform providing credit financing to college students in China for making purchases on e-commerce platforms on an installment payment basis. In the second quarter of 2016, we stopped making loans through Renren Fenqi due to regulatory changes.

·	In the first quarter of 2015, we launched a used automobile financing service to provide credit financing to used automobile dealerships in China. This business has ceased to extend financing to third parties and has been subsumed under our used automobile business.

·	In the second quarter of 2015, we launched Renren Licai, a financing platform, as one source of funds for the credit financing that we extend in our internet finance business. In the third quarter of 2017, we stopped issuing new financing products on our Renren Licai platform.

·	In November 2015, our board of directors approved the disposition of our online game business. We completed the disposition of this business in March 2016.

·	In December 2018, we disposed of all tangible and intangible assets in our SNS platform and the related business, including Renren mobile live streaming. We now classify our SNS business under discontinued operations. See “—Sale of SNS Business” below.

We launched our used automobile business in the middle of 2017, and used automotive sales already accounted for the majority of our revenues in 2017. We operate our used automobile business through our majority-owned subsidiary Kaixin.

We launched our SaaS businesses in the United States with Chime, an all-in-one real estate solution provider, in August 2016. We further expanded our SaaS businesses by our acquisition of Geographic Farming, LLC, a 360° real estate marketing and media service provider, in August 2017. Geographic Farming was terminated and ceased operations in June 2020.

In December 2017, we acquired 100% of Trucker Path, Inc., a transportation network company specializing in online and mobile services for the trucking industry in the United States. Trucker Path operates a large American online trucking community with over one million installs of its application on Google Play Store.

In June 2018, we paid a special cash dividend and disposed of the overwhelming majority of our long-term investments. See “—The OPI Transaction” below.

In 2019, we closed a series of transactions that raised approximately US$28.5 million for Kaixin, reduced our equity interest in Kaixin below 100% and resulted in the separate listing of Kaixin on the Nasdaq Stock Market. In 2020, Kaixin entered into a share purchase agreement with the shareholders of Haitaoche Limited, a China-based online retail platform for imported automobiles. Pursuant to this agreement, Kaixin will acquire 100% of the share capital of Haitaoche Limited from its shareholders in consideration of an aggregate of 74,035,502 newly issued ordinary shares of Kaixin. Upon closing of the transaction, Haitaoche Limited’s shareholders will obtain control of Kaixin, and Kaixin will cease to be our subsidiary. See “—The Kaixin Offering” and “—The Haitaoche Acquisition” below.

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

The private placement closed on June 21, 2018, and we completed the payment of the special cash dividend shortly thereafter. The one share in Oak Pacific Investment previously held by Renren Inc. was redeemed for no value as part of the OPI Transaction, and Oak Pacific Investment became entirely owned by the purchasers in the private placement. Renren no longer has any ownership interest in Oak Pacific Investment and Oak Pacific Investment is no longer consolidated in our financial statements. Immediately prior to the closing of the private placement, Oak Pacific Investment issued a note to Renren as part of the OPI Transaction. The principal amount of the note was US$90,000,000, the interest rate was 8% per year, and the term was the earlier of five years and the date upon which Oak Pacific Investment and its subsidiaries no longer hold any shares of Social Finance Inc. In March 2019, the interest rate was increased to 8.5% per year in connection with a refinancing of Oak Pacific Investment’s debt obligations. Oak Pacific Investment prepaid US$10 million to our company in December 2019, another US$4 million to our company in April 2020, and another US$27.5 million to our company in December 2020. In January 2021, Oak Pacific Investment settled the remaining outstanding amount owed to us under the note.

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

The sale closed on December 29, 2018, and we classify our former SNS business under discontinued operations. As of December 31, 2018, the $20 million cash consideration remained outstanding and was recorded in amounts due from a related party. We collected $6.8 million in 2019 and as of December 31, 2019, the unpaid cash consideration was $13.2 million. Beijing Infinities failed to make payments under the agreed extended repayment plan. Based on its assessment of the collectability, we provided an allowance of US$12.6 million for the receivable. Additionally, the shares receivable in the form of Beijing Infinities were not received as of December 31, 2019 and were recorded as non-current amount due from related party in the consolidated balance sheets as of December 31, 2018 and 2019. We believe the shares receivable was not impaired as of December 31, 2019 based on the on-going equity financing of Beijing Infinities. In July 2020, we received shares of Infinites Technology (Cayman) Holding Limited, which is the holding company of Beijing Infinities, in lieu of shares of Beijing Infinities. The shares received were recorded as long-term investment in an amount of US$40 million as of December 31, 2020.

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

We currently hold approximately 25.0 million ordinary shares of Kaixin. Of these shares, 3.3 million ordinary shares of Kaixin Auto Group were previously held in escrow as potential indemnity for claims that may be asserted under the share exchange agreement relating to the Kaixin Offering. These shares will be released to us in the end of May 2021 if they remain in escrow at that time, less any shares used for indemnification. An additional 19.5 million ordinary shares of Kaixin were previously held in escrow as earnout shares pending Kaixin’s financial results for 2019 and 2020 and Kaixin’s stock price. The earnout shares will be cancelled if they are not transferred to us pursuant to the earnout provisions by October 2021. In November 2020, Kaixin’s board of directors resolved to waive the satisfaction of prequalification conditions for the earnout shares discussed above, and the earnout shares will be released to us upon completion of transfer procedures with Kaixin’s stock transfer agent. The share transfer procedures were still in process as of the date of this annual report. Counting in the 19.5 million earnout shares and the 3.3 million shares held in escrow for potential indemnity, we will hold a total of 47.8 million shares of Kaixin, or approximately 71%, of the voting power of Kaixin, assuming no other changes to Kaixin’s capital structure.

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

On December 28, 2020, Kaixin entered into a securities purchase agreement with KX Venturas 4 LLC, pursuant to which KX Venturas 4 LLC will invest $6 million in newly designated convertible preferred shares of Kaixin. The first $3 million of the investment closed on December 29, 2020, and the remaining investment is expected to close in mid-2021. The preferred shares are convertible into the Kaixin’s ordinary shares at a conversion price of $3.00, subject to customary adjustments. Pursuant to the purchase agreement, KX Venturas 4 LLC will also receive 1,500,000 Series A Warrants, 1,333,333 Series B Warrants and 2,000,000 Series C warrants to subscribe for Kaixin’s ordinary shares at an exercise price of $3.00 per share.

On March 31, 2021, we entered into a securities purchase agreement with Kaixin, pursuant to which we invested $6 million in newly designated convertible preferred shares of Kaixin. The investment closed in April 2021. The preferred shares are convertible into the Kaixin’s ordinary shares at a conversion price of $3.00, subject to customary adjustments.

The Haitaoche Acquisition

On November 3, 2020, Kaixin entered into a binding term sheet with Haitaoche pursuant to which Haitaoche will merge with a newly formed wholly-owned subsidiary of Kaixin, with Haitaoche continuing as the surviving entity and a wholly-owned subsidiary of ours. On December 31, 2020, a definitive share purchase agreement was entered into between Kaixin and Haitaoche pursuant to which Kaixin agrees to issue to shareholders of Haitaoche an aggregate of 74,035,502 ordinary shares of Kaixin in exchange of 100% share capital of Haitaoche. We refer to this series of transactions as the “Haitaoche Acquisition.” Upon consummation of the Haitaoche Acquisition, Haitaoche Limited’s shareholders will obtain control of Kaixin, and Kaixin will cease to be our subsidiary. We now classify our used automobile business under discontinued operations. The consummation of the Haitaoche Acquisition is subject to a number of closing conditions, including the relevant approval by Nasdaq Stock Market pursuant to Rule 5110(a) of the Nasdaq Stock Market. Kaixin received such approval on April 15, 2021. As of the date of this annual report, the Haitaoche Acquisition had not been consummated. The Haitaoche Acquisition is expected to be consummated in the first half of 2021.

Our Offices

Our principal executive offices are located at 4/F, Tower D, Building 15, No. 5 Jiangtai Road, Chaoyang District, Beijing, 100015, the People’s Republic of China. Our telephone number at this address is +86 10-8417-6807. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 345-949-8066. We also have one office in Wuhan in central China, one office in Phoenix, Arizona in the United States, and one office in Manila in the Philippines.

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

During our active search for alternatives to dispose of a portion or all of our investment in the used automobile business under Kaixin, a binding term sheet was entered into between Kaixin and Haitaoche Limited on November 2, 2020, which sets forth the terms and conditions of an acquisition transaction between Kaixin and Haitaoche Limited. On December 31, 2020, Kaixin announced that it entered into a share purchase agreement with the shareholders of Haitaoche Limited. Pursuant to the share purchase agreement, Kaixin will acquire 100% of the share capital of Haitaoche Limited from the shareholders. As consideration for the Haitaoche Acquisition, Kaixin will issue 74,035,502 ordinary shares of its own to the shareholders of Haitaoche Limited. Upon the completion of the acquisition, the shareholders of Haitaoche Limited will collectively hold 51% of Kaixin’s issued and outstanding shares. On April 15, 2021, Nasdaq approved the acquisition of 100% of the share capital of Haitaoche Limited pursuant to the share purchase agreement. As of the date of this annual report, the Haitaoche Acquisition had not been consummated. The Haitaoche Acquisition is expected to be consummated in the first half of 2021. Consequently, we reevaluated our segments and have reclassified our used automobile business under Kaixin as a discontinued operation. Retrospective adjustments to the historical financial statements in 2018 and 2019 have also been made to provide a consistent basis of comparison for the financial results of operations across the period of 2018 through 2020.

We operate several SaaS businesses in the United States. Our SaaS businesses began with our launch of Chime. Chime is a client relationship management platform for real estate agents, teams and brokers in the United States which was launched in August 2016. Chime allows users to import information of potential buyers and sellers from third-party platforms to the Chime platform. Chime can automatically categorize potential real estate transactions based on type, zip code, budget, source and other features. A real estate team can use the “round robin” function to distribute potential deals among team members, and the team leader can supervise how effectively deals are being handled. Chime users may leverage artificial intelligence to auto-respond to inquiries from potential buyers and sellers with customized scripted responses. Chime also supports real estate professionals to keep in touch with clients by texts, phone calls and emails. Chime provides intelligent data exchange webpage service to real estate agents to help them design customized website. It also allows users to download property data from multiple property listing databases and displays those properties on their websites. Utilizing Chime’s advertising services, real estate professionals can place advertisements on third-party websites and platforms.

Our SaaS business was further expanded by our acquisition of Geographic Farming, LLC, in August 2017. Geographic Farming was a 360° real estate marketing and media service provider, which was terminated and ceased operations in June 2020. Unlike our other businesses, our SaaS business is currently focused on the U.S. market rather than the China market.

In December 2017, we acquired 100% of Trucker Path, Inc., a transportation network company specializing in online and mobile services for the trucking industry in the United States. Its core product is the Trucker Path app, a trip planning companion for truck drivers, which enables a large community of truck drivers to assist each other in updating the real-time status of relevant points-of-interest on their route. It helps truck drivers find truck stops, parking spots, weigh stations, truck washes, fuel stops, rest areas and more. Real-time information, such as availability of parking or the cost of fuel, is provided for these points-of-interest. Over 40,000 businesses are listed as points-of-interest on Trucker Path, including hotels and restaurants, for which truck drivers can add their own reviews and information. Trucker Path also serves SMB truck fleet with its enterprise offering called Trucker Path Command, which combines the core driver app with an operator portal to enable fleet managers to dispatch, communicate, and manage their business in a single unified portal. Trucker Path also has a companion app known as Truckloads which brings truck drivers, brokers and shippers together in a single online freight marketplace. Over 100,000 truck drivers are active on it every month and over 150,000 loads are posted on it every day. Truck drivers can search for loads and customize their search criteria by trailer type, pickup date and destination, among other things. They can also set up push notifications for loads in their area or loads that fit their most recent search criteria. Truck drivers can combine Truckloads with Trucker Path to plan their routes in order to maximize the amount of time they spend carrying loads and avoid obstacles such as clearance, hazmat, weight limit and no truck zone restrictions. Shippers not only can find carriers but also can track their loads in real time from pickup to delivery.

Our total revenues decreased from US$66.8 million in 2018 to US$15.1 million in 2019 and increased to US$18.1 million in 2020, and loss from continuing operations were US$69.9 million, US$38.4 million and US$16.8 million in 2018, 2019 and 2020, respectively.

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

We launched Chime in August 2016. Our Chime team consisted of 160 employees as of December 31, 2020, of which 92 employees are responsible for research and development, 11 employees are responsible for sales and 57 employees are responsible for operations and general administration. Our Chime research and development team is based in Beijing and Wuhan and our Chime sales and operation teams are based in Utah and Philippines. This business is still in an early stage.

In August 2017, we acquired 100% of Geographic Farming, LLC, a 360° real estate marketing and media service provider. Geographic Farming was terminated and ceased operations in June 2020.

Sales and Marketing

We have built our Chime brand through a multitude of avenues, including:

·	industry trade shows;

·	online digital marketing;

·	publicity of major milestones and achievements;

·	collaboration with relevant partners; and

·	email marketing on opted in subscribers to our product updates and industry news.

Like most SaaS company, the majority of Chime’s sales are closed by our internal sales teams. When sales inquiries come in from multiple marketing channels mentioned above, our sales team will book a demo with a potential customer and try to close the deal after demoing our product. As Chime successfully builds its brand, we are also expanding our sales team to convert enterprise customers.

We do not have an internal sales team for Trucker Path. Currently, the main marketing channels for Trucker Path include online digital marketing, as well as publicity of our product milestones and industry research on various media outlets. With the development of Trucker Path’s enterprise product, we intend to build an internal sales team for the new SaaS offerings to enterprise customers.

Competition

For Chime, we are competing with various CRM vendors in this vertical as well as a few integrated marketing centric platforms. We are also competing with salesforce partners. Chime is also competing with companies who offer digital marketing solutions for realtors as well as direct mail service vendors.

Trucker Path mainly competes with other map service providers for professional truckers, and other digital load boards.

Technology

Chime has an engineering team of 50 members, including front-end and back-end developers, mobile developers, product managers and QAs. We are actively releasing product updates every month based on user feedback and our team’s analysis.

Trucker Path has an engineering team of 60 members, including mobile developers, front end/back end engineers, product managers and QAs. We usually have multiple releases on both our flagship products, namely Truckerpath and Truckloads.

Intellectual Property

Our intellectual property includes trademarks related to our brands and services, copyrights in software, patents and other intellectual property rights and licenses. We seek to protect our intellectual property assets and brand through a combination of monitoring and enforcement of trademark, patent, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and procedures. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our own intellectual property rights may be infringed, which could materially and adversely affect our business and results of operations.”

Seasonality

The sales performance of Chime has small correlation with seasonality, but it mostly fluctuates with the macro cycle of the real estate market. For Trucker Path, seasonality has a more obvious impact. Our sales are mainly driven by active users, who are mainly long-haul truck drivers, typically transportation industry over-all is influenced by seasonality. Usually starting from November, when we are seeing more extreme weather, and more long holidays, such as Thanksgiving, Christmas and New Year, the overall transportation demands will come down during this time, and typically it will come back next year March.

Regulation

This section summarizes the principal laws and regulations relevant to our business and operations.

Regulations on Internet Content Services

National security considerations are an important factor in the regulation of internet content in China. The National People’s Congress, the PRC’s national legislature, has enacted laws with respect to maintaining the security of internet operations and internet content. According to these laws, as well as the Administrative Measures on Internet Information Services, violators may be subject to penalties, including criminal sanctions, for internet content that:

·	opposes the fundamental principles stated in the PRC constitution;

·	compromises national security, divulges state secrets, subverts state power or damages national unity;

·	harms the dignity or interests of the state;

·	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

·	undermines the PRC’s religious policy or propagates superstition;

·	disseminates rumors, disturbs social order or disrupts social stability;

·	disseminates obscenity or pornography, encourages gambling, violence, murder or fear or incites the commission of a crime;

·	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

·	is otherwise prohibited by law or administrative regulations.

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

On November 13, 2018, the Cyberspace Administration of China and the Ministry of Public Security jointly promulgated the Regulations for the Security Assessment of Internet Information Services Having Public Opinion Properties or Social Mobilization Capacity, which deems microblogging, live streaming, information sharing services as internet information having public opinion properties or social mobilization capacity. The service providers providing such services are required to conduct security assessments when they launch new online services, expand the functionality of their existing services, introduce new technologies or applications, experience a significant increase in user base, witness the spread of unlawful or harmful information, or any other circumstance identified by the cybersecurity authorities. These service providers are required to submit security assessment reports to the local cybersecurity authorities and public security bureau via the National Internet Security Management Service Platform

On January 23, 2019, the Cyberspace Administration of China, the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages APP operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified APPs.

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

On March 13, 2019, the Office of the Central Cyberspace Affairs Commission and the State Market Regulatory Administration jointly issued the Notice on App Security Certification and their implementation rules, according to which the state encourages app operators to voluntarily acquire app security certification, and encourages search engines and app stores to clearly identify and give priority to those that have acquired the security certification. The certification institution responsible for such app security certification is the China Cybersecurity Review Technology and Certification Center, also known as the ISCCC, and the testing institution will be determined by the ISCCC according to the certification business requirements and technical capabilities.

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

Patent. The Patent Law was originally adopted in 1984. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. We have obtained 20 patents granted by the State Intellectual Property Office.

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

Software products. In China, holders of computer software copyrights enjoy protections under the Copyright Law. Various regulations relating to the protection of software copyrights in China have promulgated, including the Copyright Law, which was originally promulgated in 1990, the Regulation for the Implementation of the Copyright Law, which originally came into effect in September 2002, and the Measures for the Registration of Computer Software Copyright, which were issued by the National Copyright Administration in 2002. Under these regulations, computer software that is independently developed and exists in a physical form is protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights, exclusive licensing and transfer contracts with the Copyright Protection Center of China or its local branches is encouraged. Such registration is not mandatory under Chinese law, but can enhance the protections available to the registered copyrights holders. The Computer Software Copyright Registration Procedures, issued by the National Copyright Administration in 2002, apply to software copyright registration, license contract registration and transfer contract registration. We have registered 32 computer software copyrights in compliance with the above rules and to take advantage of the protections under them.

Trademark. The PRC Trademark Law was originally adopted in 1982. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years for registered trademarks, plus another ten years if requested upon expiration of the first or any subsequent ten-year term. Trademark license agreements must be filed with the Trademark Office for record. We have applied with the Trademark Office to register trademarks and logos.

Domain Names. In 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names. These measures regulate the registration of domain names, such as the first tier domain name “.cn.” In June 2019, the CNNIC issued the new version of Rules of First-Tier Domain Dispute Resolution in replacement of the former version issued in 2014, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered domain names including xiaonei.com and chimeroi.com. In December 2013, we entered into a Registry Agreement with ICANN, which grants us the right to use the generic top level domain name “.ren”.

Regulations on Anti-unfair Competition

Under the Anti-Unfair Competition Law, effective in 1993 and most recently revised in 2019, a business operator is prohibited from carrying out acts intending to cause confusion, which would mislead others into thinking that its products belong to another party or that there is an association with another party, by:

·	using without permission, a mark that is identical with or similar to product names, packaging or decoration of others with a certain degree of influence;

·	using without permission, the name of an enterprise, a social organization or an individual with a certain degree of influence;

·	using without permission, the main element of a domain name, website name or webpage with a certain degree of influence;

·	carrying out confusing acts that are intended to mislead others into thinking that a product belongs to another party or there is an affiliation with another party.

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

In March 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. In June 2016, the SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which revised some provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from registered capital denominated in foreign currency of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than the foreign-invested company’s affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties. Pursuant to SAFE Circular 19 and SAFE Circular 16, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19 and SAFE Circular 16, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiaries are still not allowed to extend intercompany loans to our VIE. In addition, as SAFE Circular 19 was promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

Moreover, on January 26, 2017, SAFE promulgated Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance, or SAFE Circular 3. SAFE Circular 3 stipulates several control measures with respect to the outbound remittance of any profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks should review board resolutions, the original version of tax filing records and audited financial statements before wiring the foreign exchange profit distribution of a foreign-invested enterprise exceeding US$50,000; and (ii) domestic entities should hold income to make up previous years’ losses before remitting the profits to offshore entities. Moreover, pursuant to SAFE Circular 3, verification on the genuineness and compliance of foreign direct investments in domestic entities has also been tightened.

In utilizing funds that we hold offshore, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

·	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the Ministry of Commerce or its local counterparts;

·	loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches; and

·	loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

Regulations on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by the MOFCOM and the NDRC, or the Catalog. In June 2017, the MOFCOM and the NDRC promulgated the Catalog, or 2017 Revision, which became effective in July 2017. Industries listed in the Catalog are divided into two parts: encouraged category, and the special management measures for the entry of foreign investment, which is further divided into the restricted category and prohibited category. The negative list of the 2017 Revision was replaced by the Special Administrative Measures for Access to Foreign Investment, or the Negative List in June 2019, which became effective in July 2019. Industries not listed in the Catalog are generally deemed to be in a fourth “permitted” category and are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List, in a unified manner, lists the restrictive measures for the entry of foreign investment. Furthermore, foreign investors are not allowed to invest in companies in industries in the prohibited category. For the industries that are not listed in the Negative List, the restrictive measures for the entry of foreign investment shall not apply in principle, and establishment of wholly foreign-owned enterprises in such industries is generally allowed.

In March 2019, the Foreign Investment Law was enacted by the NPC, which became effective in January 2020. Upon its enactment, it will replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Unlike its first draft which was published in 2015, the Foreign Investment Law does not specifically expand the definition of “foreign investment” to include entities established through a VIE structure but contains a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council.

Moreover, Measures for Reporting of Information on Foreign Investment promulgated by the MOFCOM in December 2019 established a foreign investment information reporting system. Foreign investors or foreign-funded enterprises shall submit the investment information to competent governmental departments for commerce through the enterprise registration system and the enterprise credit information publicity system. The contents and scope of foreign investment information to be reported shall be determined under the principle of necessity. Where foreign-investors or foreign-invested enterprises are found to be non-compliant with these information reporting obligations, competent department for commerce shall order corrections within a specified period; if such corrections are not made in time, a penalty of not less than RMB100,000 yet not more than RMB500,000 shall be imposed. Aside from the reporting system for foreign investment information, the Foreign Investment Law shall also establish a security examination mechanism for foreign investment and conducts security review of foreign investment that affects or may affect national security. The decision made upon the security examination in accordance with the law shall be final.

We will be subject to the Foreign Investment Law if our contractual arrangements with our VIE are defined or regarded as a form of foreign investment in the future.

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

As of December 31, 2020, the registered capital of our wholly foreign-owned subsidiary Qianxiang Shiji was US$180.0 million, with paid-in capital of US$175.0 million. Qianxiang Shiji has not made any profits to date, and thus is not subject to the statutory reserve fund requirement. Qianxiang Shiji has not and will not be able to pay dividends to our offshore entities until it generates accumulated profits and meets the requirements for statutory reserve funds. As of December 31, 2020, our PRC subsidiary Qianxiang Shiji had an accumulated deficit of approximately US$48.2 million in accordance with PRC accounting standards and regulations.

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

Note:

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

To comply with these foreign ownership restrictions, our wholly owned subsidiary Qianxiang Shiji Technology Development (Beijing) Co., Ltd., or Qianxiang Shiji, has entered into series of contractual arrangements with Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, and its shareholders. These agreements enable us to:

·	exercise effective control over Qianxiang Tiancheng and its subsidiaries through powers of attorney and business operations agreements;

·	receive substantially all of the economic benefits of Qianxiang Tiancheng and its subsidiaries in the form of service and license fees in consideration for the technical services provided, and the intellectual property rights licensed, by Qianxiang Shiji; and

·	have an exclusive option to purchase all of the equity interests in Qianxiang Tiancheng ng when and to the extent permitted under PRC laws, regulations and legal procedures.

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

Business Operations Agreements. Pursuant to a business operations agreement between Qianxiang Shiji, Qianxiang Tiancheng and its shareholders, Qianxiang Tiancheng shall appoint the candidates designated by Qianxiang Shiji as the executive director or directors, general manager, chief financial officer and any other senior officers of Qianxiang Tiancheng. Qianxiang Tiancheng agrees to follow the proposal provided by Qianxiang Shiji from time to time relating to employment, daily operation and financial management. Without Qianxiang Shiji’s prior written consent, Qianxiang Tiancheng shall not conduct any transaction that may materially affect its assets, obligations, rights or operations, including but not limited to, (i) incurrence or assumption of any indebtedness, (ii) sale or purchase of any assets or rights, (iii) incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or (iv) transfer of any rights or obligations under this agreements to a third party. The term of this agreement has been extended automatically for ten years starting from December 23, 2020. Qianxiang Shiji may terminate the agreement at any time by providing a 30-day advance written notice to Qianxiang Tiancheng and to each of its shareholders. Neither Qianxiang Tiancheng nor any of its shareholders may terminate this agreement during the term or the extension of the term, if applicable.

Powers of Attorney. Pursuant to powers of attorney, the shareholders of Qianxiang Tiancheng each irrevocably appointed our executive director and chief operating officer, Mr. James Jian Liu (the person designated by Qianxiang Shiji) as their attorney-in-fact to vote on their behalf on all matters of Qianxiang Tiancheng that requires shareholder approval under PRC laws and regulations as well as Qianxiang Tiancheng’s articles of association. The appointment of Mr. Liu is conditional upon his being the employee and the designated person of Qianxiang Shiji. Each power of attorney will remain in effect from December 22, 2020 to December 21, 2030, unless and until the earlier of the following events: (i) Mr. Liu loses his position in Qianxiang Shiji or Qianxiang Shiji issues a written notice to dismiss or replace Mr. Liu; and (ii) the business operations agreement between Qianxiang Shiji, Qianxiang Tiancheng and its shareholders terminates or expires.

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

Exclusive Technical Service Agreements. Pursuant to an exclusive technical service agreement between Qianxiang Shiji and Qianxiang Tiancheng, Qianxiang Shiji has the exclusive right to provide certain technical services, including maintenance of servers, development, updating and upgrading of web user application software, e-commerce technical services, to Qianxiang Tiancheng. Without Qianxiang Shiji’s prior written consent, Qianxiang Tiancheng shall not engage any third party to provide any of the technical services under this agreement. In addition, Qianxiang Shiji exclusively owns all intellectual property rights resulting from the performance of this agreement. Qianxiang Tiancheng agrees to pay a service fee to Qianxiang Shiji at a specific fee rate proposed by Qianxiang Shiji. Qianxiang Shiji shall have the right to adjust at any time the fee rate based on the quantity, difficulty and urgency of the services it provides to Qianxiang Tiancheng and other factors. The term of this agreement has been extended automatically for ten years starting from December 23, 2020. Qianxiang Shiji can terminate the agreement at any time by providing a 30-day prior written notice. Qianxiang Tiancheng is not permitted to terminate this agreement prior to the expiration of the term, unless Qianxiang Shiji fails to comply with any of its obligations under this agreement and such breach makes Qianxiang Shiji unable to continue to perform this agreement.

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

Loan Agreements. Under loan agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng, Qianxiang Shiji made interest-free loans in an aggregate amount of RMB10.0 million (US$1.4 million) to the shareholders of Qianxiang Tiancheng exclusively for the purpose of the initial capitalization and the subsequent financial needs of Qianxiang Tiancheng. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in Qianxiang Tiancheng to Qianxiang Shiji or its designated representatives pursuant to the equity option agreements. The term of the loans has been automatically extended for ten years starting from December 23, 2020.

D. Property, Plants and Equipment

Our principal executive offices are located at 4/F, Tower D, Building 15, No. 5 Jiangtai Road, Chaoyang District, Beijing, 100015, People’s Republic of China, where we lease approximately 804 square meters of office space. We also lease approximately an additional 911 square meters of office space in Wuhan in central China. We lease our premises from unrelated third parties under non-cancelable operating lease agreements.

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

We also lease approximately 15,231 square feet of office space in the United States and approximately 765 square meters of office space in the Philippines for our SaaS business team.

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

A. Operating Results

Overview

Historically, a significant majority of our revenue was generated from our used automobile business, which was operated by Kaixin Auto Holdings. During our active search for alternatives to dispose of the used automobile business under Kaixin, a binding term sheet was entered into between Kaixin and Haitaoche Limited on November 2, 2020, which sets forth the terms and conditions of an acquisition transaction between Kaixin and Haitaoche Limited. On December 31, 2020, Kaixin announced that it entered into a share purchase agreement with the shareholders of Haitaoche Limited. Pursuant to the share purchase agreement, Kaixin will acquire 100% of the share capital of Haitaoche Limited from the shareholders. As consideration for the Haitaoche Acquisition, Kaixin will issue 74,035,502 ordinary shares of its own to the shareholders of Haitaoche Limited. Upon consummation of the Haitaoche Acquisition, Haitaoche Limited’s shareholders will obtain control of Kaixin, and Kaixin will cease to be our subsidiary. As a result, we reevaluated our segments and now have classified the used automobile business as discontinued operations. As of December 31, 2020, we had only one reportable segment, namely the Renren segment.

Currently, Renren operates several SaaS businesses. Our primary SaaS services include Chime, all-in-one real estate solution provider, and Trucker Path, a transportation network company specializing in online and mobile services for the trucking industry in the United States. The majority of our revenues are generated by our SaaS businesses.

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

Our SaaS businesses are more recent in origin. Our SaaS businesses began with our launch of Chime in August 2016 and it was further expanded by our acquisition of Geographic Farming, LLC, in August 2017, which had been suspended in June 2020. In December 2017, we acquired 100% of Trucker Path, Inc., a transportation network company specializing in online and mobile services for the trucking industry in the United States. Its core product is the Trucker Path app, a trip planning companion for truck drivers, which enables a large community of truck drivers to assist each other in updating the real-time status of relevant points-of-interest on their route. Unlike our other businesses, our SaaS businesses are currently focused on the U.S. market rather than the China market.

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

Our total revenues from the Renren segment decreased from US$66.8 million in 2018 and decreased to US$15.1 million in 2019 and increased to US$18.1 million in 2020, and loss from continuing operations were US$69.9 million, US$38.4 million and US$16.8 million in 2018, 2019 and 2020, respectively.

Impact of COVID-19 on Our Operations and Financial Performance

Our results of operations have been, and could continue to be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control.

The potential downturn brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. The extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. During the year ended December 31, 2020, our operations have been significantly affected by the COVID-19 pandemic. There are still significant uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of new waves in China, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of COVID-19, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for SMEs, almost all of which are beyond our control. See also “Risk Factors—Risks Related to Our Business and Industry—Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.”

The major factors affecting our results of operations and financial condition are discussed below.

Revenues

We derive all of our revenues from SaaS subscription services, advertising services and other services. We recognize our revenues net of business taxes or value added tax, as applicable.

The following table sets forth the principal components of our revenues, both as dollar amounts and as percentages of our total revenues from our continuing operations, for the periods presented.

	Years ended December 31,

	2018		2019		2020

	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%

Revenues:
Automobile sales	$47,226	70.7%	$—	—%	$—	—%
SaaS revenue	5,748	8.6%	8,261	54.8%	17,519	96.8%
Other services	13,820	20.7%	6,824	45.2%	587	3.2%
Total revenues	$66,794	100.0%	$15,085	100.0%	$18,106	100.0%

Automobile sales

Our revenues from automobile sales consist primarily of revenues generated from the sale of used automobiles to customers made through our Ji’nan dealership, which was a subsidiary of the Renren segment.

SaaS revenue

Our SaaS revenue consists primarily of revenue generated from the subscription services and advertising services provided by the all-in-one real estate solution provider, Chime, and by Trucker Path, which enables a large community of truck drivers to assist each other in updating the real-time status of relevant points-of-interest on their route and also brings truck drivers, brokers and shippers together in a single online freight marketplace.

Other Services

Our revenues from other services consist primarily of live streaming revenue from Woxiu, which was disposed of in June 2019. We did not record this disposition as a discontinued business because Woxiu’s assets and revenues were not material and we do not consider this disposition as a strategy shift.

Cost of Revenues

The following table sets forth the principal components of our cost of revenues, both as dollar amounts and as percentages of our total revenues from our continuing operations, for the periods presented.

	Years ended December 31,

	2018		2019		2020

	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%

Cost of revenues:
Automobile sales	$50,531	75.7%	$—	—%	$—	—%
SaaS business	2,331	3.5%	1,743	11.6%	3,353	18.5%
Other services	9,635	14.4%	4,975	33.0%	98	0.5%
Total cost of revenues	$62,497	93.6%	$6,718	44.6%	$3,451	19.0%

Automobile sales

For automobile sales, our cost of revenues consists primarily of the costs directly related to automobile sales, including inventory acquisition, inspection and reconditioning and write-down of inventories.

SaaS business

For SaaS business, our cost of revenues includes salaries and benefits for employees whose services are directly related to the generation of revenues and bandwidth costs we pay to telecommunications carriers for hosting of servers.

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

Operating Expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth our operating expenses for continuing operations, both as dollar amounts and as percentages of our total revenues, for the periods indicated.

	Years ended December 31,
	2018		2019		2020
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Operating expenses (income):
Selling and marketing	10,485	15.7%	10,780	71.4%	8,293	45.8%
Research and development	21,930	32.8%	22,791	151.1%	11,347	62.7%
General and administrative	48,082	72.0%	10,089	66.9%	22,242	122.8%
Bad debt provision of prepaid expenses and other current assets	—	—%	418	2.8%	—	—%
Provision of amount due from a related party	—	—%	12,408	82.2%	—	—%
Impairment of goodwill	29,055	43.5%	9,288	61.6%	—	—%
Gain on disposal of property and equipment	(25,928)	(38.8)%	—	—%	—	—%
Total operating expenses	$83,624	125.2%	$65,774	436.0%	$41,882	231.3%

Our selling and marketing expenses, research and development expenses and general and administrative expenses include share-based compensation charges.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, benefits and commissions for our sales and marketing personnel and advertising and promotion expenses. Our selling and marketing expenses may increase in the near term if we increase our promotion expenses for our Renren brand and our SaaS business.

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

Under the Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” located within the PRC is considered a PRC resident enterprise and therefore will be subject to a 25% PRC enterprise income tax on its global income. The implementation rules define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” In addition, SAT Circular 82 treats a Chinese-controlled enterprise established outside of China as a PRC resident enterprise with “de facto management bodies” located in the PRC for tax purposes where all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily production or business operations are located in the PRC; (ii) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s board members with voting rights or senior management habitually reside in the PRC. In addition, the State Administration of Taxation issued a bulletin effective September 1, 2011 to provide more guidance on the implementation of the above circular. The bulletin made clarification in the areas of resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises under the Enterprise Income Tax Law. If we were considered a PRC resident enterprise for tax purposes, we would be subject to the PRC enterprise income tax at the rate of 25% on our global income for the period after January 1, 2008. Given that Circular 82 was issued regarding overseas enterprises controlled by PRC enterprises (not those controlled by PRC individuals), it is not strictly applicable to us. As of December 31, 2020, we had not accrued reserves for PRC tax on such basis.

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

In June 2018, we disposed of Oak Pacific Investment (OPI) in the OPI Transaction. Oak Pacific Investment held one active business, our ZenZone advertising agency business, as well as shares in 44 portfolio companies and interests in 6 investment funds. These portfolio companies and investment funds represented the overwhelming majority of our long-term investments in terms of both book value and fair market value at the time. The disposal of OPI represented a strategic shift and had a major effect on our results of operations. Accordingly, revenues and expenses and cash flows related to OPI have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and consolidated statements of cash flows for the year ended December 31, 2018 have been adjusted to reflect this change. Specifically, we recognized a gain on deconsolidation of OPI of US$182.4 million in 2018.

In December 2018, we disposed all of our tangible and intangibles assets related to www.renren.com and its related SNS business.  The disposal of its SNS business represented a strategic shift and had a major effect on our results of operations. Accordingly, revenues and expenses and cash flows related to the SNS business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2018 have been adjusted to reflect this change. Specifically, we recognized a gain on deconsolidation of the SNS business of US$59.7 million in 2018.

In November 2020, Kaixin entered into a binding term sheet with Haitaoche pursuant to which Haitaoche will merge with a newly formed wholly-owned subsidiary of ours, with Haitaoche continuing as the surviving entity and a wholly-owned subsidiary of ours. We refer to this transaction as the Haitaoche Acquisition throughout this annual report. In December 2020, a definitive share purchase agreement was entered into between Kaixin and Haitaoche in connection with the Haitaoche Acquisition pursuant to which Kaixin agrees to issue to shareholders of Haitaoche an aggregate of 74,035,502 ordinary shares of Kaixin in exchange of 100% share capital of Haitaoche. The closing of the Haitaoche Acquisition is subject to a number of closing conditions, including the relevant approval by the Nasdaq Stock Market pursuant to Rule 5110(a) of the Nasdaq Stock Market. Kaixin received such approval on April 15, 2021. As of the date of this annual report, the Haitaoche Acquisition had not been consummated. We expect the Haitaoche Acquisition to be consummated in the first half of 2021. Upon the consummation of the Haitaoche Acquisition, we would hold approximately 33.8% of Kaixin’s ordinary shares and no longer have the voting control in Kaixin. The disposal of Kaixin represents a strategic shift and has a major effect on our result of operations. Accordingly, assets, liabilities, revenues and expenses and cash flows related to Kaixin have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2019 and 2020, consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2018, 2019 and 2020 have been adjusted to reflect this change. Specifically, operational loss of US$107.7 million, US$69.1 million and US$5.3 million in 2018, 2019 and 2020, respectively, have been excluded from our financial results from continuing operations and have been separately reclassified to discontinued operations.

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

Revenue Recognition

We recognize revenue when control of the good or service has been transferred to the customer, generally upon delivery to a customer. The contracts have a fixed contract price and revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. We collect value added tax and other taxes from customers on behalf of governmental authorities at the time of sale. These taxes are accounted for on a net basis and are not included in revenues or cost of revenues. We generally expense sales commissions when incurred because the amortization period would have been less than one year. These costs are recorded within selling expenses. We do not have any significant financing payment terms as payment is received at or shortly after the point of sale.

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

Our major sources of revenues are generated from our SaaS services, automobile sales and other services.

SaaS services

The SaaS revenue mainly includes the revenue generated from the subscription services and advertising services provided by Chime, the all-in-one real estate solution provider, and Trucker Path, which enables a large community of truck drivers to assist each other in updating the real-time status of relevant points-of-interest on their route and also brings truck drivers, brokers and shippers together in a single online freight marketplace. We recognize revenue for subscription services over the subscription periods. For Chime’s advertising service, we act as an agent to place advertisement on the third-party website or platforms. For Trucker Path’s advertising service, we act as principal to place advertisement on Trucker Path’s APP. We recognize revenue for advertising services over the advertising periods.

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

Other services

Other services mainly include IVAS revenues from the live streaming business. We design, create and offer various virtual items for sales to users with pre-determined stand-alone selling price. Revenue related to each of consumable virtual items as a single performance obligation provided on a consumption basis, is recognized at the point of time when the virtual item is transferred directly to users and consumed by them. We ceased the live streaming business since June 2019.

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

We have adopted Accounting Standards Update (“ASU”) 2017-04, Simplifying the Test for Goodwill Impairment, for annual goodwill impairment tests from January 1, 2019. This guidance removes Step 2 of the goodwill impairment test, which required the estimation of an implied fair value of goodwill in the same manner as the calculation of goodwill upon a business combination. Under the new amendments, our goodwill impairment review involves the following steps: 1) qualitative assessment – evaluate qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The factors we consider include, but are not limited to, macroeconomic conditions, industry and market considerations, cost factors, financial performance or events-specific to that reporting unit. If or when we determines it is more likely than not that the fair value of a reporting unit is less than the carrying amount, including goodwill, we would move to the quantitative method; 2) quantitative method –we performs the quantitative fair value test by comparing the fair value of a reporting unit with its carrying amount and an impairment charge is measured as the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

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

The Company recorded goodwill impairment from continued operations of $29.1 million, $9.3 million and $nil, and $nil, $74.1 million and $nil from discontinued operations for the years ended December 31, 2018, 2019 and 2020, respectively.

Contingent consideration

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. If the classification of the contingent consideration changes as a result of events during the period, the contingent consideration is reclassified as of the date of the event that causes the reclassification. If the contingent consideration is reclassified from a liability to equity, gains or losses recorded to account for the arrangement at fair value during the period in which it was classified as a liability is not reversed. Fair value change gain of contingent consideration of US$19.9 million, US$20.7 million and fair value change loss of US$1.0 million was recorded in our consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, contingent consideration carries a balance of US$2.1 million, whose fair value is related to certain consideration payment triggers, including the operating performance of the used car dealership and after-sale service center operators for each of the five years following April 30, 2019, Kaixin’s operating performance in 2019 and 2020, and Kaixin’s share price from May 1, 2019 to October 31, 2021.

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

	Years ended December 31,
	2018	2019	2020
	(in thousands of US$)
Revenues
Automobile sales	47,226	—	—
SaaS revenue	5,748	8,261	17,519
Other services	13,820	6,824	587
Total revenues	66,794	15,085	18,106
Cost of revenues:
Automobile sales	(50,531)	—	—
SaaS business	(2,331)	(1,743)	(3,353)
Other services	(9,635)	(4,975)	(98)
Total cost of revenues	(62,497)	(6,718)	(3,451)
Gross profit	4,297	8,367	14,655
Operating expenses:
Selling and marketing	(10,485)	(10,780)	(8,293)
Research and development	(21,930)	(22,791)	(11,347)
General and administrative	(48,082)	(10,089)	(22,242)
Bad debt provision of prepaid expenses and other current assets	—	(418)	—
Provision of amount due from a related party	—	(12,408)	—
Impairment of goodwill	(29,055)	(9,288)	—
Gain on disposal of property and equipment	25,928	—	—
Total operating expenses	(83,624)	(65,774)	(41,882)

Loss from operations	(79,327)	(57,407)	(27,227)
Other (expenses) income	(1,202)	1,523	3,543
Fair value change gain (loss) of contingent consideration	19,899	20,662	(1,027)
Impairment of long-term investments	—	(2,000)	—
Interest income	5,185	8,776	8,079
Interest expenses	(842)	(566)	(303)
Realized loss on disposal of long-term investments	(2,141)	—	—
Total non-operating income	20,899	28,394	10,292
Loss before provision of income tax and (loss) earnings in equity method in investments and noncontrolling interest, net of tax	(58,428)	(29,012)	(16,935)
Income tax (expenses) benefits	(8,988)	(1,944)	65
Loss before (loss) earnings in equity method investments and noncontrolling interest, net of tax	(67,416)	(30,956)	(16,870)
(Loss) earnings in equity method investments, net of tax	(2,463)	(7,464)	70
Loss from continuing operations	(69,879)	(38,420)	(16,800)

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Revenues. Our revenues increased by 20.0% from US$15.1 million in 2019 to US$18.1 million in 2020. This increase was primarily due to the increase in revenue from SaaS business.

·	SaaS business. SaaS revenues increased by 113.4% from US$8.2 million in 2019 to US$17.5 million in 2020. The increase was primarily due to the expansion of the SaaS businesses, which mainly include the subscription services and advertising services provided by Chime and Trucker Path.

·	Other Services. Our other services revenues decreased by 91.4% from US$6.8 million in 2019 to US$0.6 million in 2020. The decrease was primarily due to the disposal of the Woxiu business in June 2019.

Cost of revenues. Our cost of revenues decreased by 48.6% from US$6.7 million in 2019 to US$3.5 million in 2020. This decrease was primarily due to the decrease in our cost of revenues for other services, which decreased by 98.0% from US$5.0 million in 2019 to US$0.1 million in 2020. The decrease was primarily due to a decrease of commission cost we paid to our Woxiu performers.

Operating expenses. Our operating expenses decreased by 36.3% from US$65.8 million in 2019 to US$41.9 million in 2020, primarily due to a US$9.3 million impairment of goodwill and a US$12.4 million provision of amount due from a related party in 2019.

·	Selling and marketing. Our selling and marketing expenses decreased by 23.0% from US$10.8 million in 2019 to US$8.3 million in 2020. This decrease was primarily due to the decrease in headcount and personnel-related expenses.

·	Research and development. Our research and development expenses decreased by 50.2% from US$22.8 million in 2019 to US$11.3 million in 2020. This decrease was primarily due to the decrease in headcount and personnel-related expenses.

·	General and administrative. Our general and administrative expenses increased by 119.8% from US$10.1 million in 2019 to US$22.2 million in 2020. The increase was primarily due to an increase in share-based compensation expenses.

·	Impairment of goodwill. Our impairment of goodwill was nil in 2020 compared with US$9.3 million in 2019, primarily due to impairment losses on goodwill arising from our acquisition of Trucker Path, Inc.

·	Provision of amount due from a related party. We had bad debt provision of amounts due from a related party of US$12.4 million in 2019 as the counter party failed to make payments under the agreed extended repayment plan. We had no bad debt provision of amount due from a related party in 2020.

Other income (expenses). We had other income of US$3.5 million in 2020, compared with other income of US$1.5 million in 2019.

Fair value change of contingent consideration. Our fair value change of contingent consideration was a loss of US$1.0 million in 2020, compared with an income of US$20.7 million in 2019. The fluctuation was mainly due to the change in estimates of the expected shares to be delivered to settle the contingent consideration to acquired dealerships of Kaixin and change in Kaixin’s share price.

Interest income. Our interest income was US$8.1 million in 2020, compared with US$8.8 million in 2019. Our interest income was primarily interest from the note issued to us by Oak Pacific Investment in the OPI Transaction.

Interest expenses. Our interest expense was US$0.3 million in 2020, compared with US$0.6 million in 2019. The interest expense in 2019 and 2020 was primarily due to interest on loans that we borrowed from commercial banks.

(Loss) earnings in equity method investments. Our earnings in equity method investments was US$0.1 million in 2020, compared with a loss of US$7.5 million in 2019. The fluctuation was mainly due to the impairment of US$6.2 million in 2019.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Revenues. Our revenues decreased by 77.4% from US$66.8 million in 2018 to US$15.1 million in 2019. This decrease was primarily due to the decrease in revenue from used automobile sales.

·	Automobile sales. Automobile sales revenues decreased by 100% from US$47.2 million in 2018 to nil in 2019. The decrease was mainly because we ceased to operate Ji’nan dealership since August 2018.

·	SaaS revenue. Our SaaS revenue increased by 45.6% from US$5.7 million in 2018 to US$8.3 million in 2019.

·	Other Services. Our other services revenues decreased by 50.7% from US$13.8 million in 2018 to US$6.8 million in 2019. The decrease was primarily due to the disposal of Woxiu business in June 2019.

Cost of revenues. Our cost of revenues decreased by 89.2% from US$62.5 million in 2018 to US$6.7 million in 2019. This decrease was primarily due to the decrease in cost of automobile sales.

·	Automobile sales. Cost of automobile sales accounted for 80.8% of our total cost of revenues in 2019. The cost of revenue for automobile sales decreased from US$50.5 million in 2018 to nil in 2019 was primarily due to we ceased to operate Ji’nan dealership since August 2018.

·	SaaS business. Our cost of revenue for SaaS business decreased by 26.1% from US$2.3 million in 2018 to US$1.7 million in 2019. The decrease was primarily due to the decrease in cost of Geographic Farming, which was terminated and ceased operations in June 2020.

·	Other services. Our cost of revenues for other services decreased by 47.9% from US$9.6 million in 2018 to US$5.0 million in 2019. The decrease was primarily due to a decrease of commission cost we paid to our Woxiu performers.

Operating expenses. Our operating expenses decreased by 21.3% from US$83.6 million in 2018 to US$65.8 million in 2019, due in particular to the decrease in impairment of goodwill.

·	Selling and marketing. Our selling and marketing expenses increased by 2.8% from US$10.5 million in 2018 to US$10.8 million in 2019. This increase was primarily due to the increase in headcount and personnel-related expenses.

·	Research and development. Our research and development expenses increased by 3.9% from US$21.9 million in 2018 to US$22.8 million in 2019. This increase was primarily due to the increase in headcount and personnel-related expenses.

·	General and administrative. Our general and administrative expenses decreased by 79.0% from US$48.1 million in 2018 to US$10.1 million in 2019. The decrease was primarily due to a decrease in share-based compensation expenses of US$11.6 million and a decrease in write-offs of advance to suppliers of US$16.1 million recorded in 2018.

·	Impairment of goodwill. Our impairment of goodwill decreased by 68.0% from US$29.1 million in 2018 to US$9.3 million in 2019, primarily due to impairment losses on goodwill arising from our acquisition of Ji’nan dealership.

·	Provision of amount due from a related party. We had bad debt provision of amount due from a related party of US$12.4 million in 2019 as the counter party failed to make payments under the agreed extended repayment plan. We did not record such provision in 2018.

·	Gain on disposal of property and equipment. Our gain on disposal of property and equipment was US$25.9 million in 2018, resulted from that we sold a building located in Shanghai in 2018. The fluctuation was mainly due to the change in estimates of the expected shares to be delivered to settle the contingent consideration and change in Kaixin’s share price.

Other income (expenses). We had other income of US$1.5 million in 2019, as compared to other expenses of US$1.2 million in 2018.

Fair value change of contingent consideration. Our fair value change of contingent consideration was an income of US$20.7 million in 2019, as compared to an income of US$19.9 million in 2018. The fluctuation was mainly due to the change in estimates of the expected shares to be delivered to settle the contingent consideration to acquired dealerships of Kaixin and change in Kaixin’s share price.

Interest income. Our interest income was US$8.8 million in 2019, as compared to interest income of US$5.2 million in 2018. Our interest income was primarily interest from the note issued to us by Oak Pacific Investment in the OPI Transaction.

Interest expenses. Our interest expense was US$0.6 million in 2019, as compared to interest expense of US$0.8 million in 2018. The interest expense in 2019 was primarily due to interest on loans that we borrowed from commercial banks.

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

Segment Operations

In December 2020, we reached a resolution to dispose of Kaixin Auto Holdings and treated Kaixin Auto Holdings as discontinued operations. As a result, we reevaluated our segments and concluded that we had only one reportable segment as of December 31, 2020, our Renren segment. Before we disposed of our Renren SNS business in December 2018, our Renren segment offered social networking services and other internet value-added services.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2020, we had net current assets (current assets less current liabilities) of US$7.8 million, and an accumulated deficit of US$634.1 million. For the year ended December 31, 2020, we incurred loss from operations amounting to US$27.2 million and negative cash flows from continuing operating activities of US$11.7 million.

Our ability to continue as a going concern is dependent on our ability to generate cash flows from operations, and our ability to arrange adequate financing arrangements. In January 2021, we received $68.0 million from OPI as payment of receivables due from OPI, which enables us to have sufficient cash reserve for our operating needs for at least the next twelve months from the date of this annual report. However, if negative cash flow from operating activities persists in the long run, cash resources may become insufficient to satisfy our on-going cash requirements.

Although we consolidate the results of Qianxiang Tiancheng, our access to cash balances or future earnings of this entity is only through our contractual arrangements with this entity and its shareholders and subsidiaries. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31,
	2018	2019	2020
	(in thousands of US$)
Net cash used in operating activities from continuing operations	$(20,665)	$(28,402)	$(11,724)
Net cash used in operating activities from discontinuing operations	(39,320)	(4,745)	(3,878)
Net cash provided by investing activities from continuing operations	72,448	17,660	32,802
Net cash provided by investing activities from discontinuing operations	98,994	1,223	—
Net cash used in financing activities from continuing operations	(159,051)	(19,465)	(1,460)
Net cash used in financing activities from discontinuing operations	(95,128)	(6,328)	3,917
Net (decrease) increase in cash and cash equivalents	(142,722)	(40,057)	19,657
Cash and cash equivalents and restricted cash at the beginning of the year	201,923	57,513	17,922
Effect of exchange rate changes	(1,688)	466	(329)
Cash and cash equivalents and restricted cash at the end of the year	57,513	17,922	37,249

Operating Activities

Net cash used in operating activities from continuing operations amounted to US$11.7 million in 2020, compared to a net loss from continuing operations of US$16.8 million. The principal change in operating assets and liabilities accounting for the difference between our net loss and our net cash used in operating activities in 2020 was a net increase in amounts due from related parties of US$7.9 million, a decrease in accrued expenses and other current liabilities of US$3.1 million, and an increase in amount due from subsidiary held for sale of US$2.3 million. The principal adjustments to reconcile our net loss to our net cash used in operating activities was share-based compensation expenses of US$15.3 million.

Net cash used in operating activities from continuing operations amounted to US$28.4 million in 2019, compared to a net loss from continuing operations of US$38.4 million. The principal change in operating assets and liabilities accounting for the difference between our net loss and our net cash used in operating activities in 2019 was a decrease in accrued expenses and other current liabilities of US$7.9 million, a net increase in amounts due from related parties of US$6.5 million and an increase in right of use assets of US$4.6 million. The principal adjustments to reconcile our net loss to our net cash used in operating activities were an impairment on goodwill of US$9.3 million, provision for amount due from a related party of US$12.4 million, and share-based compensation expenses of US$8.6 million, partially offset by gain on fair value change of contingent consideration of US$20.7 million.

Net cash used in operating activities from continuing operations amounted to US$20.7 million in 2018, compared to net loss from continuing operations of US$69.9 million. The principal changes in operating assets and liabilities accounting for the difference between our net loss and our net cash used in operating activities in 2018 included a decrease in prepaid expenses and other current assets of US$60.8 million, partially offset by a decrease in accounts payable of US$23.3 million and a net increase in amount due from related parties of US$10.3 million. The principal adjustments to reconcile our net income to our net cash used in operating activities were a gain on disposal of property and equipment of US$25.9 million and fair value change of contingent consideration of US$19.9 million, partially offset by share-based compensation expenses of US$20.2 million and impairment on goodwill of US$29.1 million.

Investing Activities

Net cash provided by investing activities from continuing operations amounted to US$32.8 million in 2020, due mainly to proceeds of US$31.5 million from repayment of the note issued by OPI .

Net cash provided by investing activities from continuing operations amounted to US$17.7 million in 2019, due mainly to proceeds from repayment of the note issued by OPI of US$9.6 million, proceeds from disposition of Renren SNS of US$6.1 million, and proceeds from repayment of third party loans of US$4.1 million, partially offset by payments to purchase of short-term investments of US$1.4 million.

Net cash provided by investing activities from continuing operations amounted to US$72.4 million in 2018, due mainly to proceeds from disposal of equipment and property of US$60.4 million. The disposal of equipment and property was related to our disposal of building located in Shanghai to a third party in May 2018.

Financing Activities

Net cash used in financing activities from continuing operations was US$1.5 million in 2020, due mainly to repayment of borrowings of US$4.7 million, partially offset by proceeds from short-term and long-term debt borrowings of US$3.3 million.

Net cash used in financing activities from continuing operations was US$19.5 million in 2019, due mainly to US$31.0 million used to repay borrowings, partially offset by proceeds from short-term borrowings of US$10.5 million.

Net cash used in financing activities from continuing operations was US$159.1 million in 2018, due mainly to US$169.0 million of cash distribution to shareholders related to the extraordinary dividend we paid in June 2018 and US$11.5 million used to repay short-term and long-term loans, partially offset by proceeds from short-term and long-term debt borrowings of US$26.5 million.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct our operations in China principally through several sets of contractual arrangements between our wholly owned PRC subsidiary, namely Qianxiang Shiji, and its consolidated affiliated entity, namely Qianxiang Tiancheng and the shareholders of Qianxiang Tiancheng. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for a summary of these contractual arrangements.

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

Pursuant to the contractual arrangements between Qianxiang Tiancheng and Qianxiang Shiji, Qianxiang Tiancheng’s earnings and cash (including dividends received from its subsidiaries) are used to pay service and license fees in Renminbi to Qianxiang Shiji, in the manner and amount set forth in these agreements. After paying the withholding taxes applicable to Qianxiang Shiji’s revenues and earnings, making appropriations for its statutory reserve requirements and retaining any profits from accumulated profits, the remaining net profits of Qianxiang Shiji would be available for distribution to us through the respective offshore holding companies through which we own Qianxiang Shiji, although we have not, and do not have, any present plan to make such distributions. As of December 31, 2020, the net assets of Qianxiang Shiji and our consolidated affiliated entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate US$266.5 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure and the Regulation of our Business—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders and ADS holders, and gain recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations” for more information.

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

Capital Expenditures

We made capital expenditures of US$0.1 million, US$0.4 million and US$0.2 million in 2018, 2019 and 2020, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business.

C. Research and Development, Patents, and Licenses, etc.

Research and Development

Our research and development efforts focus on developing and improving the scalability, features and functions of each of our websites, services and applications. We have a large team of 160 engineers and developers as of December 31, 2020, accounting for 49% of our employees as of that date. Most of our engineers and developers are based at our headquarters in Beijing.

Our research and development personnel support all areas of our business, mainly focusing on the improvement and enhancement of mobile app and ensuring we are fully compatible with the latest mobile operating systems such as iOS, Android and Windows, but also working on our Chime initiative. We continue to develop new products and services to meet the needs of our user base and customers.

Our research and development expenses primarily include salaries and benefits for our research and development personnel and depreciation of related PC and servers. We incurred US$21.9 million, US$22.8 million and US$11.3 million of research and development expenses in 2018, 2019 and 2020, respectively.

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

We have been granted 20 patents. We have registered domain names including xiaonei.com and chimeroi.com. In addition, we maintain 40 copyright registrations, of which 32 are computer software copyright registrations. Our employees sign confidentiality and non-compete agreements when hired.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations from the continuing operations including interest payment, if applicable, as of December 31, 2020:

	Payment Due by Period

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of US$)
Operating lease obligations(1)	1,998	1,409	589	—	—
Loan obligations(2)	12,985	11,400	1,585	—	—
TOTAL	14,983	12,809	2,174	—	—

Notes:

(1)	We lease facilities and offices under non-cancelable operating lease agreements.

(2)	In 2020, we entered into long-term borrowings for a total of US$1.6 million and short-term borrowings for a total of US$11.4 million. Balances include future principal and interest payments related to these agreements. We repaid the short-term borrowings in January and April 2021. The long-term borrowings will mature in April 2022.

G.	Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Joseph Chen	51	Chairman, Chief Executive Officer, Director
James Jian Liu	48	Director, Chief Operating Officer
Hui Huang	48	Independent Director
Chuanfu Wang	56	Independent Director
Cong Lin	40	Independent Director
Yi Yang	48	Acting Chief Financial Officer
Rita Rui Yi	52	Vice President for HR
He Li	37	Vice President for SaaS and Trucker Path
Michael McGowan	45	Vice President of Sales, Chime Technologies

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

Lin Cong has served as our director since July 2020. He is also a director of Kaixin and Uxin Limited (Nasdaq: UXIN). He has served as the Vice President of 58.com Group since March 2017. Before joining 58.com, he was the co-founder and Chief Financial Officer of Youche.com, an used car dealer chain in China. Mr. Cong took the VP positions of Finance and IT with 58.com before establishing Youche.com, where he served as CEO from February 2014 to March 2017. Mr. Cong also served as management consultant with Boston Consulting Group from August 2008 to August 2009 and as an auditor with PriceWaterhouseCoopers in China from August 2002 to May 2005. Mr. Cong holds a bachelor’s degree in accounting from Tsinghua University and an M.B.A. degree from Stanford University.

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

For the year ended December 31, 2020, we paid an aggregate of approximately US$1.4 million in cash to our executive officers and non-executive directors. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. In 2020, we accrued in aggregate US$164 thousand worth of such benefits for our executive officers.

For the year ended December 31, 2020 we granted a total of 53,550,000 restricted Class A ordinary shares to our executive officers and non-executive directors, and we recorded US$0.5 million in share-based compensation expense for these grants. For more information, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”

Equity Incentive Plans

We have adopted six equity incentive plans for Renren Inc. to motivate, retain and attract the best personnel and promote the success of our business. The six plans adopted by Renren Inc. were the 2006 Equity Incentive Plan, the 2008 Equity Incentive Plan, the 2009 Equity Incentive Plan, the 2011 Share Incentive Plan (as amended), the 2016 Share Incentive Plan and the 2018 Share Incentive Plan. We refer to these collectively as the Plans. As of March 31, 2021, options to purchase 740,000 ordinary shares were outstanding under the 2009 Equity Incentive Plan, options to purchase 96,983,826 ordinary shares were outstanding under the 2011 Share Incentive Plan (as amended), 3,173,332 restricted share units and options to purchase 39,752,430 ordinary shares were outstanding under the 2016 Share Incentive Plan, and 68,163,342 restricted share units were outstanding under the 2018 Share Incentive Plan.

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

The following table summarizes the outstanding share options granted to certain of our directors, executive officers and other individuals under the Plans as of March 31, 2021.

Name	Number of Ordinary Shares Underlying Outstanding Options (1)		Exercise Price (US$/Share)(1)	Grant Date	Expiration Date
Joseph Chen	16,800,000		0.0113	April 5, 2012	April 4, 2022
	3,150,000		0.0113	March 22, 2013	March 21, 2023
	25,946,844		0.0113	May 19, 2014	May 18, 2024
	25,946,847		0.0113	May 19, 2014	May 18, 2024
	39,752,430		0.0113	January 15, 2016	January 14,2025
James Jian Liu	5,400,000		0.0113	April 5, 2012	April 4, 2022
	1,050,000		0.0113	March 22, 2013	March 21, 2023
	8,850,000		0.0113	May 19, 2014	May 18, 2024
	8,850,000		0.0113	May 19, 2014	May 18, 2024
Hui Huang		*	0.0113	April 5, 2012	April 4, 2022
		*	0.0113	March 22, 2013	March 21, 2023
Chuanfu Wang		*	0.0113	June 14, 2012	June 13, 2022
		*	0.0113	March 22, 2013	March 21, 2023
He Li		*	0.0113	April 18, 2011	April 17, 2021
		*	0.0113	December 28, 2011	December 27, 2021
		*	0.0113	December 28, 2012	December 27, 2022
		*	0.0113	May 17, 2013	May 16, 2023
		*	0.0113	December 2, 2013	December 1, 2023
Other individuals as a group	105,135			(2)	(3)

Notes:

*	The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

(1)	The number of share options granted and exercise prices in this table, including footnote 2, gives effect to the ten-for-one share split that became effective on March 25, 2011.

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

(2)	We granted share options to other individuals on the following dates and at the following exercise prices: (i) on March 2, 2006, 1,079,400 options with an exercise price of US$0.001 per share; (ii) on March 2, 2006, 10,204,000 options and on October 9, 2007, 800,000 options, each with an exercise price of US$0.08 per share; (iii) on March 2, 2006, 4,568,670 options and on October 21, 2010, 179,450 options, each with an exercise price of US$0.10 per share; (iv) on March 2, 2006, 18,046,960 options, on October 9, 2007,22,142,00 options, on January 31, 2008, 14,809,500 options, on October 15, 2009, 18,644,000 options, on March 10, 2010, 300,000 options, on June 1, 2010, 490,000 options and on October 21, 2010, 11,180 options, each with an exercise price of US$0.18 per share; (v) on March 2, 2006, 1,243,880 options with an exercise price of US$0.20 per share; (vi) on October 9, 2007, 100,000 options with an exercise price of US$0.26 per share; (vii) on October 9, 2007, 300,000 options with an exercise price of US$0.28 per share; (viii) on October 9, 2007, 100,000 options with an exercise price of US$0.30 per share; (ix) on October 9, 2007, 925,000 options with an exercise price of US$0.35 per share; (x) on October 9, 2007, 220,000 options with an exercise price of US$0.38 per share; (xi) on January 4, 2011, 12,068,500 options, on April 18, 2011, 3,296,500 options, on September 23, 2011, 519,000 options, on December 28, 2011, 1,621,107 options, on April 5, 2012, 1,881,500 options, on April 30, 2012, 300,000 options, on December 28, 2012, 3,167,400 options, on March 22, 2013,4,587,000 options, on May 17, 2013, 2,862,000 options, on August 30, 2013, 450,000 options, on December 2, 2013, 2,707,500 options, each with an exercise price of US$0.478 per share. As of March 31, 2021, 121,529,452 options had been forfeited, cancelled or exercised.

(3)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

The following table summarizes the outstanding restricted share units granted to our executive officers and certain other individuals as of March 31, 2021 under the Plans adopted by Renren Inc.

Name	Number of Ordinary Shares Underlying Restricted Share Units Outstanding		Grant Date
Joseph Chen	9,029,637		January 15, 2016
Joseph Chen	39,600,000		July 13, 2020
James Jian Liu	3,588,517		July 31, 2018
James Jian Liu	9,900,000		July 13, 2020
Hui Huang		*	May 19, 2014
Hui Huang		*	January 1, 2015
Chuanfu Wang		*	May 19, 2014
Chuanfu Wang		*	April 15, 2015
Yi Yang		*	July 13, 2020
Rita Yi		*	January 3, 2017
Rita Yi		*	July 31, 2018
He Li		*	May 19, 2014
He Li		*	October 17, 2014
He Li		*	April 15, 2015
He Li		*	February 1, 2016
He Li	12,975,825		July 31, 2018
Michael McGowan		*	June 18, 2019
Certain individuals as a group	42,590		September 1, 2017
Certain individuals as a group	12,932,275		July 31, 2018
Certain individuals as a group	536,700		October 11, 2018
Certain individuals as a group	971,280		February 19, 2019
Certain individuals as a group	94,110		March 18, 2019
Certain individuals as a group	110,175		July 19, 2019
Certain individuals as a group	272,535		November 4, 2019
Certain individuals as a group	114,570		December 8, 2020

*	The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

On July 13, 2020, we adopted two Equity Incentive Plans for Chime Technologies, Inc. and Trucker Path, Inc., whereby 30,000,000 ordinary shares of Chime Technologies, Inc. (“Chime Plan”) and 30,000,000 ordinary shares of Trucker Path, Inc. (“Trucker Path Plan”) are made available for future grant for employees or consultants of Chime and Trucker Path, respectively, either in the form of incentive share options or restricted shares. As of December 31, 2020, 8,346,000 options and 20,000,000 restricted shares under the Chime Plan and 6,871,000 options and 20,000,000 restricted shares under the Trucker Path Plan have been granted or awarded to any of our employees.

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

Types of Awards and Exercise Prices. Three types of awards may be granted under the plans.

·	Incentive share options. Incentive share options are share options which satisfy the requirements of Section 422 of the Internal Revenue Code of 1986. The exercise price of an incentive share option must be at least equal to the fair market value of the shares on the date of grant. If an employee, officer or director owns or is deemed to own more than 10% of the combined voting power of all classes of shares and an incentive share option is granted to such person, the exercise price for such incentive share option shall be at least 110% of the fair market value of the shares on the date of grant.

·	Nonqualified share options. Nonqualified share options are share options which do not satisfy the requirements of Section 422 of the Internal Revenue Code of 1986. The exercise price of a nonqualified share option may be less than, equal to or greater than the fair market value of the shares on the date of grant.

·	Restricted share options. Restricted share options are options to purchases ordinary shares which are subject to certain restrictions or limitations set forth in the plans or in the related award agreement, and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us during a restricted period. The exercise price of restricted share options may be determined by the plan administrator in the award agreement.

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

·	Options. Options provide for the right to purchase a specified number of our Class A ordinary shares at a specified price and usually will become exercisable in the discretion of the plan administrator in one or more installments after the grant date. Options include incentive share options, which are share options which satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, and non-qualified share options, which do not satisfy these requirements. The exercise price of an option shall be determined by the plan administrator and set forth in the award agreement.

·	Restricted Shares. A restricted share award is the grant of our Class A ordinary shares which are subject to certain restrictions or limitations set forth in the plan or in the related award agreement. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us during a restricted period. The exercise price of restricted share options may be determined by the plan administrator in the award agreement.

·	Restricted Share Units. Restricted share units represent the right to receive our Class A ordinary shares at a specified date in the future. On the maturity date specified by the plan administrator, we will transfer to the participant one unrestricted, fully transferable share for each restricted share unit.

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

Amendment and Termination of the Plan. With the approval of our board, our plan administrator may at any time amend, modify or terminate the plan, subject to certain exceptions. Unless earlier terminated by the board of directors, the 2011 Share Incentive Plan (as amended) expired on April 14, 2021 and the 2016 Share Incentive Plan will expire on January 15, 2026.

C.	Board Practices

Composition of Board of Directors

Our board of directors currently consists of five directors. A director is not required to hold any shares in the company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his interest at a meeting of the directors. Subject to the NYSE rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors and independent director appointees has a service contract with us that provides for benefits upon termination of employment. As long as SB Pan Pacific Corporation and its affiliates continue to collectively hold over 50% of the number of our shares held by them as of May 9, 2011, they have the right to appoint one director to serve on our board of directors. Our board of directors currently does not contain a member appointed by SB Pan Pacific Corporation.

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

Audit Committee. Our audit committee consists of Mr. Lin Cong and Ms. Hui Huang. Mr. Cong is the chairman of our audit committee and our board of directors has determined that Mr. Cong is an audit committee financial expert. Mr. Cong and Ms. Huang each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

·	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

·	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

·	reviewing and approving any proposed related party transaction, as defined in Item 404 of Regulation S-K under the Securities Act, involving over US$120,000 in a single transaction or a series of related transactions;

·	discussing the annual audited financial statements with management and the independent registered public accounting firm;

·	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and

·	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee. Our compensation committee consists of Ms. Hui Huang and Mr. Lin Cong. Ms. Huang is the chairman of our compensation committee. Ms. Huang and Mr. Cong each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer is prohibited from attending any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

·	reviewing and approving the total compensation package for our chief executive officer;

·	reviewing and recommending to the board the compensation of our directors; and

·	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Lin Cong and Mr. Chuanfu Wang, and is chaired by Mr. Cong. Mr. Cong and Mr. Wang each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

·	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

·	reviewing annually with the board the composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

·	identifying and recommending to the board the directors to serve as members of the board’s committees;

·	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

·	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

We had 622, 541 and 324 full-time employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the number of our employees by function as of December 31, 2020:

Functional Area	Number of Employees as % of Total
Management and administration	27
Sales and marketing	13
Operations	11
Research & development	49
Total	100

As of December 31, 2020, we had 117 employees located in Beijing, 82 employees located in other cities in China, 47 employees located in the United States and 78 employees located in the Philippines.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (including Class A ordinary shares represented by our ADSs), as of March 31, 2021, by:

·	each of our directors and executive officers; and

·	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,080,871,023 ordinary shares outstanding as of March 31, 2021, including 775,482,573 Class A ordinary shares and 305,388,450 Class B ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number		%(1)		% of Voting Power(2)
Directors and Executive Officers:
Joseph Chen (3)	393,861,016		33.0		48.9
James Jian Liu (4)	59,477,400		5.4		1.5
Hui Huang (5)		*		*		*
Chuanfu Wang (6)		*		*		*
Cong Lin (7)		*		*		*
Yi Yang (8)		*		*		*
Rita Yi (8)		*		*		*
He Li (8)		*		*		*
Michael McGowan (9)		*		*		*
All directors and executive officers as a group (10)	469,762,191		38.1		50.3

Principal Shareholders:
SoftBank Group Capital Limited and affiliate (11)	405,388,451		37.5		42.3
Oasis Management Company Ltd. (12)	125,030,430		11.6		3.3

Notes:

*	Less than 1% of our total outstanding ordinary shares.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of March 31, 2021.

(2)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power with respect to all of our Class A and Class B ordinary shares as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per share and each holder of Class A ordinary shares is entitled to one vote per share held by our shareholders on all matters submitted to them for a vote. Subject to certain exceptions, our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(3)	Represents (i) 170,258,970 Class B ordinary shares held by Mr. Joseph Chen, (ii) 104,891,011Class A ordinary shares held by Mr. Joseph Chen, among which 99,999,990 Class A ordinary shares are represented by 2,222,222 American depositary shares, (iii) 104,970,390 Class A ordinary shares issuable upon exercise of options held by Mr. Chen that that are exercisable within 60 days after March 31, 2021, and (iv)13,740,645 Class A ordinary shares vested or upon vesting of Mr. Chen’s restricted share units within 60 days after March 31, 2021. The business address of Mr. Chen is 4/F, Tower D, Building 15, No. 5 Jiangtai Road, Chaoyang District, Beijing, 100015, People’s Republic of China.

(4)	Represents (i) 34,815,300 Class A ordinary shares held by Mr. James Jian Liu, (ii) 24,150,000 Class A ordinary shares issuable upon exercise of options held by Mr. Liu that are exercisable within 60 days after March 31, 2021, and (iii) 512,100 Class A ordinary shares vested or upon vesting of Mr. Liu’s restricted share units within 60 days after March 31, 2021. The business address of Mr. Liu is 4/F, Tower D, Building 15, No. 5 Jiangtai Road, Chaoyang District, Beijing, 100015, People’s Republic of China.

(5)	The business address of Ms. Huang is 4/F, Tower D, Building 15, No. 5 Jiangtai Road, Chaoyang District, Beijing, 100015, People’s Republic of China.

(6)	The business address of Mr. Wang is No. 3009, BYD Road, Pingshan, Shenzhen, 518118, People’s Republic of China.

(7)	The business address of Mr. Cong is 4/F, Tower D, Building 15, No. 5 Jiangtai Road, Chaoyang District, Beijing, 100015, People’s Republic of China.

(8)	The business address of each of Ms. Yang, Ms. Yi and Mr. Li is 4/F, Tower D, Building 15, No. 5 Jiangtai Road, Chaoyang District, Beijing, 100015, People’s Republic of China.

(9)	The business address of Mr. Michael McGowan is 2828 N. Central Avenue, 7th Floor, Phoenix, AZ 85004.

(10)	Certain directors and executive officers have been granted restricted share units and options pursuant to our 2006, 2008 and 2009 Equity Incentive Plans and our 2011, 2016 and 2018 Share Incentive Plans. See “Item 6.B—Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”

(11)	The number of ordinary shares beneficially owned is as of December 31, 2019, as reported in a Schedule 13G/A filed by SoftBank Corp. on February 8, 2019, and consists of 270,258,971 Class A ordinary shares and 135,129,480 Class B ordinary shares held by SoftBank Group Capital Limited. See the two paragraphs following this table for more information on Class A and Class B ordinary shares. SoftBank Group Capital Limited is a corporation established under the laws of England and Wales, and is a wholly owned subsidiary of SoftBank Corp. SoftBank Corp. is a corporation established under the laws of Japan, and is a public company listed on the Tokyo Stock Exchange. On January 31, 2011, SoftBank Corp. transferred 2,582,200 series C preferred shares and 402,870,510 series D preferred shares to SB Pan Pacific Corporation, and, immediately prior to the completion of our initial public offering in May 2011, 135,129,480 of these series D preferred shares were converted into Class B ordinary shares on a one-to-one basis and the rest of the preferred shares held by SB Pan Pacific Corporation were converted into Class A ordinary shares on a one-to-one basis. In September 2018, SB Pan Pacific Corporation transferred all of our Class A ordinary shares and Class B ordinary shares held by it to SoftBank Group Capital Limited, as a part of an intracompany transfer. The business address for SoftBank Group Capital Limited is 69 Grosvenor Street, London, W1K 3JP, United Kingdom, and the business address for SoftBank Corp. is 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan.

(12)	The number of ordinary shares beneficially owned is as of December 31, 2020 as reported in a Schedule 13G/A filed by the Oasis Funds (as defined below) on February 16, 2021, and consists of 125,030,430 Class A ordinary shares which are directly held by certain investment funds managed by Oasis Management Company Ltd., a Cayman Islands exempted company. We refer to these two entities collectively as “Oasis Funds.” Mr. Seth Fischer, is responsible for the supervision and conduct of all investment activities of the Oasis Management Company Ltd., including all investment decisions with respect to the Class A Ordinary Shares held by the Oasis Funds, may be deemed to have shared power to vote and dispose of those Class A ordinary shares. The address of the business office of Mr. Seth Fischer is c/o Oasis Compliance, Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen’s Road Central, Central, Hong Kong. The address of the business office of Oasis Management Company Ltd.is Ugland House, PO Box 309 Grand Cayman, KY1-110, Cayman Islands.

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

To our knowledge, as of March 31, 2021, a total of 774,520,738 Class A ordinary shares were held by 55 record holders in the United States, including Citibank, N.A., the depositary of our ADS program, and 305,388,450 Class B ordinary shares were held by two record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly.

For the options and restricted share units granted to our directors, officers and employees, please refer to “Item 6.B—Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”

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

Related Party Transactions with Oak Pacific Investment

Oak Pacific Investment issued a note to Renren as part of the OPI Transaction in June 2018. In March 2019, the interest rate was increased to from 8% per year to 8.5% per year in connection with a refinancing of Oak Pacific Investment’s debt obligations. In December 2019, April 2020 and December 2020, Oak Pacific Investment paid US$10 million, US$4 million and US$27.5 million to us for the principal of the note and accrued interest on the portion of note being prepaid. In January 2021, Oak Pacific Investment settled the remaining outstanding amount owed to us under the note.

Related Party Transactions with Kaixin Auto Holdings

On March 31, 2021, we entered into a securities purchase agreement with Kaixin, pursuant to which we invested $6 million in newly designated convertible preferred shares of Kaixin. The investment closed in April 2021. The preferred shares are convertible into the Kaixin’s ordinary shares at a conversion price of $3.00, subject to customary adjustments.

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

Item 8. Financial Information

A.       Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

On July 19, 2018, two of our shareholders brought a shareholder derivative suit on behalf of Renren, as a nominal defendant, against Joseph Chen, our chief executive officer and chairman of the board of directors and David Chao, a former director. On December 5, 2018, another derivative suit was filed by a shareholder on behalf of Renren, as nominal defendant, against Joseph Chen, David Chao, several DCM entities, and Duff & Phelps, financial advisor to the special committee of the board of directors. On January 11, 2019, the plaintiffs in the two actions filed a joint motion to file a consolidated derivative complaint by February 1, 2019. On February 27, 2019, the court granted the consolidation motion and consolidated the cases under the caption In re Renren, Inc. Derivative Litigation, Index No. 653594/2018 (Sup. Ct. N.Y. Cty.). On March 7, 2019, plaintiffs filed a consolidated complaint in the consolidated case against Joseph Chen, David Chao, the DCM entities, Duff & Phelps, and Oak Pacific Investment. The complaint alleges that the valuation assigned to Oak Pacific Investment for purposes of the OPI Transaction undervalued the assets held by Oak Pacific Investment by several hundred million dollars and that the director defendants used the OPI Transaction to enrich themselves at the expense of other shareholders. The complaint further alleges that Duff & Phelps and the DCM Entities aided in the alleged acts relating to the OPI Transaction and that Oak Pacific Investment knowingly received the alleged improperly transferred assets. There are no claims asserted against Renren, but Renren may be subject to claims by certain of the defendants. On May 1, 2019, the court ordered a schedule for the briefing of several threshold issues, including service of process, jurisdiction and plaintiffs’ standing to pursue their claims. Renren and the defendants filed their motions to dismiss on these issues on May 10, 2019. On May 20, 2020, the court denied the motions to dismiss. Pursuant to a so-ordered stipulation, Renren and defendants Joseph Chen, David Chao, the DCM Entities, and Oak Pacific Investment answered the amended complaint on July 2, 2020 and defendant Duff & Phelps submitted supplemental briefing in support of its motion to dismiss the amended complaint on July 3, 2020. On June 22, 2020 and June 23, 2020, Renren and the defendants filed notices of appeal to the Appellate Division of the Supreme Court of the State of New York, First Judicial Department of the decision on the motions to dismiss. On January 6 and 7, 2021, Renren and the defendants entered into a court-compelled mediation which failed to produce any agreement amongst plaintiffs and defendant class. On March 18, 2021, the First Department reaffirmed the initial denial of the motion to dismiss. On March 31, 2021, the defendant filed an amendment to the consolidated case against the defendants to enjoin additional defendants as well as allege that such defendants aided OPI in fraudulent conveyance to frustrate plaintiff’s recovery.

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

Subject to our memorandum and articles of association and certain restrictions under Cayman Islands law, our board of directors has complete discretion on whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare dividends, but no such dividend shall exceed the amount recommended by our directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, they will be paid in accordance with Cayman Islands law, which provides, in summary, that dividends may be paid out of profits and/or our share premium account provided always that no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Act (As Revised) of the Cayman Islands prevents us from offering our shares or securities to individuals within the Cayman Islands, which may limit our ability to distribute a dividend comprised of our shares or other securities. We will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in our registration statement on Form F-1 (File No. 333-173548), as amended, initially filed with the SEC on April 15, 2011. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

B.       Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which is referred to below as the Companies Act, and the common law of the Cayman Islands.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. As set forth in article 3 of our memorandum of association, the objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act, as amended from time to time, or any other law of the Cayman Islands.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act. In addition, our shareholders may by ordinary resolution declare dividends, but no such dividends shall exceed the amount recommended by our directors. The Companies Act provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that no such distribution or dividend paid to our shareholders will, immediately after this payment, cause us to be unable to pay our debts as they fall due in the ordinary course of our business.

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

Redemption of Shares. The provisions of the Companies Act, in summary, provides that provided our amended and restated articles of association permit it, we may issue shares which are to be redeemed or are liable to be redeemed at the option of our directors or a shareholder. In addition, the Companies Act allows us to purchase our own share, including any redeemable shares. Shares to be purchased or redeemed must be fully paid and there must remain at least one shareholder of the company holding shares. Share re-purchases or redemptions may be funded out of profits, capital or share premium, but to the extent funds other than profits are used, it is statutorily required that we be able to pay our debts as they fall due in our ordinary course of business following such a purchase or redemption. Subject to these provisions, our amended and restated articles of association allow us to issue shares on terms that are subject to either re-purchase by us or redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares. If at any time the share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may, subject to the provisions of our amended and restated articles of association, be varied or abrogated either with the written consent of the holders of a majority of the issued shares of that class or series or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records, with the exception that, pursuant to statutory requirements, any of our creditors or shareholder may inspect our register of mortgages and charges, which includes details of any mortgage and change over our assets, our memorandum and articles of association and any special resolutions of our shareholders. We will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

·	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

·	establish advance notice requirements for nominating board of directors nominees or for proposing matters that can be acted on by shareholders at annual shareholder meetings.

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

E.       Taxation

The following discussion of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our Class A ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the Class A ordinary shares or ADSs, such as the tax consequences under U.S. state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, and to the extent it relates to PRC tax law, it is the opinion of Commerce & Finance Law Offices , our PRC legal counsel.

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

United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law, as of the date of this annual report and which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any election to apply Section 1400Z-2 of the Code to gains recognized with respect to sales or other dispositions of our ADSs or ordinary shares, special accounting rules under Section 451(b) of the Code, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary also does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

·	banks and other financial institutions;

·	insurance companies;

·	pension plans;

·	cooperatives;

·	regulated investment companies;

·	real estate investment trusts;

·	broker-dealers;

·	dealers or traders that elect to use a mark-to-market method of accounting;

·	certain former U.S. citizens or long-term residents;

·	tax-exempt entities (including private foundations);

·	governmental organizations;

·	investors who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

·	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

·	investors that have a functional currency other than the U.S. dollar;

·	investors holding their ADSs or ordinary shares in connection with a trade or business, fixed place of business, or permanent establishment outside the United States;

·	investors that actually or constructively own 10% or more of our stock (by vote or value); or

·	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

·	an individual who is a citizen or resident of the United States;

·	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

·	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

·	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state and local and non-U.S. tax considerations of owning and disposing of our ADSs or ordinary shares in its particular circumstances.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” distributions paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations. The amount of any dividend income paid in a foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at reduced rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these reduced tax rates in their particular circumstances.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation). For U.S. federal income tax purposes, the amount of any dividend income will include amounts withheld in respect of PRC withholding tax, if any.

Depending on a U.S. Holder’s individual facts and circumstances, the U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and such U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations.

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of our ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisors regarding the tax consequences if foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of any foreign tax credit under its particular circumstances

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as us, will be classified as a PFIC if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. For purposes of these rules, we will generally be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based upon the nature of our business, the composition of our income and assets and the value of our assets, including goodwill (which is based on the market price of our ADSs), we believe we might be a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2020, and may be a PFIC for the current taxable year or in the future. Whether we were or are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Such determination is uncertain because, among other things, (i) the total value of our assets may be determined, in part, by reference to our market capitalization from time to time, which may fluctuate considerably and (ii) the characterization of our income and assets as active or passive may depend, in part, on our current and intended future business plans, including how, and how quickly, we use our liquid assets, which are subject to change. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

For any taxable year during which we are a PFIC and a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for our ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of our ADSs or ordinary shares. Under the PFIC rules:

·	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs or ordinary shares;

·	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

·	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

·	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our VIE or any of the subsidiaries of our VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIE or any of the subsidiaries of our VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If we are a PFIC and a U.S. Holder makes this election with respect to our ADSs, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of the ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market as defined in applicable U.S. Treasury Regulations. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange for at least 15 days during each calendar quarter. The Nasdaq Global Market, where our ADSs are listed, is a qualified exchange for this purpose (but no assurance can be given in this regard).

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 or such other form as is required by the U.S. Treasury Department. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such U.S. Holder relating to our PFIC status, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of our ADSs or ordinary shares, unless the ADSs or ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions)). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our ADSs or ordinary shares.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of December 31, 2020, we had RMB-denominated cash and term deposits totaling RMB45.2 million (US$6.9 million) and U.S. dollar-denominated cash and term deposits totaling US$12.7 million.

Interest Rate Risk

We have exposure to interest rate risk relating to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. Because we do not have a large amount of excess cash beyond the needs of our business for working capital, we do not believe that the risk from market fluctuations in interest rates is material.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

●	fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares);

●	expenses incurred for converting foreign currency into U.S. dollars;

●	expenses for cable, telex and fax transmissions and for delivery of securities;

●	taxes and duties upon the transfer of securities (i.e., when Class A ordinary shares are deposited or withdrawn from deposit); and

●	fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2018, 2019 and 2020, we received approximately US$0.8 million, US$0.1 million and US$0.3 million, respectively, net of applicable withholding taxes in the United States, from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and acting chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and acting chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective, due to the four material weaknesses in our internal control over financial reporting as described below.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2020, using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. During the year ended December 31, 2019, our management identified four material weaknesses in our internal control over financial reporting, which remain unremediated as of December 31, 2020, as follows:

●	Inadequate technical competency of financial staff in charge of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP;

●	Lack of an effective continuous risk assessment process to identify and assess the financial reporting risks;

●	Lack of evaluations to ascertain whether the components of internal control are present and functioning; and

●	Inadequate controls over inventory custody at local dealerships under Kaixin.

As a result of these material weaknesses and based on the evaluation described above, management concluded that our internal control over financial reporting was not effective as of December 31, 2020. Notwithstanding these material weaknesses, however, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Management’s Remediation Plans and Actions

To remediate the material weaknesses described above in “Management’s Report on Internal Control over Financial Reporting,” we are implementing the plan and measures described below, and we will continue to evaluate and may in the future implement additional measures.

We will carry out the following remediation measures:

●	We plan to recruit additional staff with relevant accounting experience, skills and knowledge in accounting and disclosure for complex transactions under the requirements of U.S. GAAP.

●	We will design and implement robust financial reporting and management controls over future significant and complex transactions.

We believe that we are taking the steps necessary for remediation of the material weaknesses identified above, and we will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no other changes in our internal control over financial reporting during the year ended December 31, 2020 that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.

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

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Lin Cong, who is an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act), qualifies as an “audit committee financial expert.”

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below that are billed or made payable for certain professional services rendered by KPMG Huazhen LLP, or KPMG, and Marcum Bernstein & Pinchuk LLP, or MarcumBP, our principal external auditors, directly to us during the periods indicated.

	For the Years Ended December 31,
	2019	2020

	(in thousands of US$)
Audit fees (1)	699.0	149.3
Tax fees(2)	30.0	—
Other fees (3)	141.2	—

Notes:

(1)

“Audit fees” means the aggregate fees billed or made payable during the year for professional services rendered by our independent auditors in connection with the audit of our own consolidated financial statements or the review of our own interim consolidated financial statements required for statutory or regulatory filings. We paid or accrued audit fees of US$0.7 million and US$0.05 million related to KPMG in 2019 and 2020, respectively. We paid or accrued audit fees of US$0.1 million related to MarcumBP in 2020.

(2)	“Tax fees” include fees billed or made payable during the year for tax advisory service provided by our independent registered public accounting firm to us. We paid or accrued tax fees of US$0.03 million related to KPMG in 2019.

(3)	“Other fees” represent the aggregate fees billed or made payable during the year for professional services rendered by our independent registered public accounting firm to us other than the services reported in (1) and (2). We paid or accrued other fees of US$0.14 million related to KPMG in 2019.

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

Item 16F. Change in Registrant’s Certifying Accountant

Effective on December 9, 2020, we engaged Marcum Bernstein & Pinchuk LLP, or MarcumBP, as our independent registered public accounting firm. We also dismissed KPMG Huazhen LLP on the same date. The change of our independent registered public accounting firm was approved by the audit committee of our board.

The audit report of KPMG Huazhen LLP on our consolidated financial statements as of and for the year ended December 31, 2019, did not contain any adverse opinion or disclaimer of opinion, nor was the report qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows:

KPMG Huazhen LLP’s report on our consolidated financial statements as of and for the year ended December 31, 2019 contained separate paragraphs stating that:

(1) “The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred a loss from operations and negative cash flows from operating activities, has net current liabilities and an accumulated deficit, and has defaulted on loans that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

(2) “As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases (“ASC 842”).”

During the year ended December 31, 2019 and the subsequent period prior to our engagement of MarcumBP, there were no: (1) disagreements with KPMG Huazhen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F, except that KPMG Huazhen LLP advised us of the following material weaknesses: (i) inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP, (ii) lack of an effective continuous risk assessment process to identify and assess the financial reporting risks, and (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning.

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

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.1	Specimen American depositary receipt of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.2	Specimen Class A ordinary share certificate of the Registrant (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.3	Deposit Agreement, dated as of May 4, 2011, by and among the Registrant, Citibank, N.A., as depositary, and the holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-177366), filed with the SEC on October 18, 2011).

2.4	Amended and Restated Investors’ Rights Agreement between the Registrant and other parties therein, dated as of April 4, 2008, as amended (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 7, 2020 (file no. 001-35147)).

4.1	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.2	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.3	2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.4	2011 Share Incentive Plan (as amended by Amendment No.1 to the 2011 Share Incentive Plan) (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (file no. 333-209734), filed with the SEC on February 26, 2016).

4.5	2016 Share Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-8 (file no. 333-209734), filed with the SEC on February 26, 2016)

4.6	2018 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (file no. 333-227886), filed with the SEC on October 19, 2018)

4.7	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.8	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.9	Business Operations Agreement, dated as of December 23, 2010, between Qianxiang Shiji, Qianxiang Tiancheng and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.10	Amended and Restated Equity Option Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

Exhibit Number	Description of Document

4.11	Amended and Restated Equity Interest Pledge Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.12	Power of Attorney, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.13	Amended and Restated Exclusive Technical Service Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.14	Amended and Restated Intellectual Property Right License Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.15	Spousal Consents, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.16	Amended and Restated Loan Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

4.17	Automobile Consumer Loan Cooperation (Framework) Agreement between Ping An Bank Co., Ltd. Shanghai Branch and Shanghai Jieying Automobile Sales Co., Ltd., dated April 17, 2017 (incorporated by reference to Exhibit 4.71 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.18	Supplementary Agreement of Auto Consumer Loan Cooperation (Framework) Agreement between Ping An Bank Co., Ltd. Shanghai Branch and Shanghai Jieying Automobile Sales Co., Ltd., dated June 1, 2017 (incorporated by reference to Exhibit 4.72 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.19	Master Transaction Agreement among Renren Inc., CM Seven Star Acquisition Corporation and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 4.73 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.20	Non-Competition Agreement between Renren Inc. and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 4.74 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.21	Transitional Services Agreement between Renren Inc. and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 4.75 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.22	Investor Rights Agreement among CM Seven Star Acquisition Corporation, Shareholder Value Fund and Renren Inc., dated April 30, 2019 (incorporated by reference to Exhibit 10.27 to Kaixin Auto Holdings’ current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.23	Escrow Agreement concerning earnout shares among Renren Inc., CM Seven Star Acquisition Corporation and Vistra Corporate Services (HK) Limited, an escrow agent, dated April 30, 2019 (incorporated by reference to Exhibit 10.28 to Kaixin Auto Holdings’ current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.24	Share Exchange Agreement dated November 2, 2018, by and among Kaixin Auto Group, the Registrant and CM Seven Star Acquisition Corp. (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K (file no. 001-35147), filed with the SEC on November 6, 2018)

4.25	Convertible Loan Agreement dated January 28, 2019, by and among Kaixin Auto Group, the Registrant, CM Seven Star Acquisition Corp., and Kunlun Tech Limited (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (file no. 001-35147), filed with the SEC on January 29, 2019)

4.26*	Power of Attorney, dated as of December 22, 2020, by the shareholders of Qianxiang Tiancheng

4.27*	Share Purchase Agreement, dated December 31, 2020, among Kaixin Auto Holdings and shareholders of Haitaoche Limited

4.28*	Securities Purchase Agreement, dated March 31, 2021, between the Registrant and Kaixin Auto Holdings

8.1*	Principal Subsidiaries of the Registrant

Exhibit Number	Description of Document

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of Marcum Bernstein & Pinchuk LLP

15.3*	Consent of Commerce & Finance Law Offices

15.4*	Consent of Maples and Calder (Hong Kong) LLP

16.1*	Letter from KPMG Huazhen LLP, as required by Item 16F of Form 20-F

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Renren Inc.

	By:	/s/ Joseph Chen
		Name:	Joseph Chen
		Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: May 27, 2021

RENREN INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020 AND

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Renren Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Renren Inc. (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2018 consolidated financial statements to retrospectively present discontinued operations as described in Note 1 and Note 4. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2018 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2018 consolidated financial statements taken as a whole.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification (“ASC”) Topic 842, Leases.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matter communicated below is the matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Critical Audit Matter Description

Discontinued operations - Refer to note 4 to the consolidated financial statements

On December 31, 2020, one of the Company’s major subsidiaries, Kaixin Auto Holdings (“Kaixin”), entered into a share purchase agreement with the shareholders of Haitaoche Limited. Upon closing of the transaction, Haitaoche Limited’s shareholders will obtain control of Kaixin, and the Company will no longer consolidate Kaixin, but will retain a minority interest. In management’s judgment, the transaction represents a strategic shift that will have a major effect on operations and financial results. Accordingly, the Company classified the business of Kaixin as discontinued operations for all periods presented.

The principal considerations for our determination that performing procedures relating to the asset and liabilities held for sale and presentation of Kaixin’ operating results and cash flows as discontinued operation is a critical audit matter are (i) it is a significant unusual transaction impacting the presentation and disclosure of Kaixin’s assets, liabilities, operations and cash flows in the consolidated financial statements, (ii) significant audit effort was required in evaluating the assumptions and estimates related to segregation of assets and liabilities included in within a disposal group classified as held for sale and of results of discontinued operation.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the classification of the Kaixin business as a discontinued operation included the following, among others:

·	We inquired of management to understand progression of the potential divestiture transaction and reviewed the resolution of board of directors for the approval of the transaction.
·	We reviewed the accounting memo and evaluated management’s judgments over the identification of the disposal group by obtaining an understanding of managements judgments, reading the share purchase agreement and relevant supporting documentation, and inquiring of management regarding specific assumptions made such as allocation of share-based compensation expense.
·	We tested the recognition and classification of amounts included in discontinued operations by recalculating allocable expenses, assets and liabilities using the Company’s historical accounting records, and assessing the Company’s ongoing involvement as a minority shareholder of the disposal group.
·	We reviewed the accuracy of the Company’s restatement of the prior period financial statements.

/s/ Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2020.

Beijing, China
May 27, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RENREN INC.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the discontinued operations discussed in Note 1 and Note 4 to the consolidated financial statements, the consolidated statement of operations, comprehensive income, changes in equity and cash flow of Renren Inc., its subsidiaries, its variable interest entities and the subsidiaries of its variable interest entities (collectively, the "Company") for the year ended December 31, 2018, and the related notes and the financial statement schedule included in Schedule I (collectively referred to as the "2018 financial statements") (the 2018 financial statements before the effects of the retrospective adjustments discussed in Note 1 and Note 4 to the financial statements are not presented herein). In our opinion, the 2018 financial statements, before the effects of the retrospective adjustments to retrospectively apply the discontinued operations discussed in Note 1 and Note 4 to the financial statements, present fairly, in all material respects, the results of its operations and its cash flow for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the discontinued operations discussed in Note 1 and Note 4 to the financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

May 15, 2019

We began serving as the Company’s auditor in 2008. In 2019, we became the predecessor auditor.

RENREN INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2019 AND 2020

(In thousands of US dollars, except share data and per share data)

	As of December 31,
	2019	2020
ASSETS

Current assets:
Cash and cash equivalents	$1,283	$19,630
Restricted cash	13,091	14,457
Accounts receivable	430	474
Short term investments	1,436	-
Prepaid expenses and other current assets	2,868	2,196
Inventory	991	704
Amounts due from related parties	688	764
Amount due from subsidiary held for sale	-	2,255
Assets of discontinued operations – current	51,985	48,467

Total current assets	72,772	88,947

Property and equipment, net	698	439
Intangible assets, net	708	325
Goodwill	124	124
Long-term investments	13,454	53,641
Amounts due from related parties - non-current	131,758	67,985
Right-of-use assets	3,254	2,135
Restricted cash – non-current	358	-
Other non-current assets	680	77
Assets of discontinued operations – non-current	2,405	-

TOTAL ASSETS	$226,211	$213,673

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$1,271	$951
Short-term debt	14,447	11,400
Accrued expenses and other current liabilities	13,875	10,819
Operating lease liabilities - current	1,051	1,409
Payable to investors	14	15
Amounts due to related parties	774	697

RENREN INC.

CONSOLIDATED BALANCE SHEETS - continued

DECEMBER 31, 2019 AND 2020

(In thousands of US dollars, except share data and per share data)

	As of December 31,
	2019	2020
Deferred revenue	750	602
Income tax payable	14,735	13,841
Contingent consideration	204	407
Liabilities of discontinued operations – current	51,049	40,962

Total current liabilities	98,170	81,103

Long-term liabilities:
Long-term debt	-	1,585
Operating lease liabilities - non-current	1,170	589
Long-term contingent consideration	828	1,652
Liabilities of discontinued operations– non-current	810	-

Total non-current liabilities	2,808	3,826

TOTAL LIABILITIES	$100,978	$84,929

Equity:
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized, 750,816,633 and 769,444,113 shares issued and outstanding as of December 31, 2019 and 2020, respectively	$751	$770
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 305,388,450 and 305,388,450 shares issued and outstanding as of December 31, 2019 and 2020, respectively; each Class B ordinary share is convertible into one Class A ordinary share	305	305
Additional paid-in capital	720,513	741,130
Accumulated deficit	(614,834)	(634,054)
Statutory reserves	6,712	6,712
Accumulated other comprehensive loss	(9,334)	(9,706)

Total Renren Inc. shareholders' equity	104,113	105,157

Noncontrolling interest	21,120	23,587

Total equity	125,233	128,744

TOTAL LIABILITIES AND EQUITY	$226,211	$213,673

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of US dollars, except share data and per share data)

	Years ended December 31,
	2018	2019	2020
Revenues:
Automobile sales	$47,226	$-	$-
SaaS revenue	5,748	8,261	17,519
Other services	13,820	6,824	587
Total revenues	66,794	15,085	18,106

Cost of revenues:
Automobile sales	50,531	-	-
SaaS business	2,331	1,743	3,353
Other services	9,635	4,975	98

Total cost of revenues	62,497	6,718	3,451

Gross profit	4,297	8,367	14,655

Operating expenses (income):
Selling and marketing	10,485	10,780	8,293
Research and development	21,930	22,791	11,347
General and administrative	48,082	10,089	22,242
Bad debt provision of prepaid expenses and other current assets	-	418	-
Provision of amount due from a related party	-	12,408	-
Impairment of goodwill	29,055	9,288	-
Gain on disposal of property and equipment	(25,928)	-	-
Total operating expenses	83,624	65,774	41,882

Loss from operations	(79,327)	(57,407)	(27,227)
Other (expenses) income	(1,202)	1,523	3,543
Fair value change gain (loss) of contingent consideration	19,899	20,662	(1,027)
Impairment of long-term investments	-	(2,000)	-
Interest income (including interest income from a related party of $3,880, $7,878 and $9,176 for the years ended December 31, 2018, 2019 and 2020, respectively)	5,185	8,776	8,079
Interest expenses	(842)	(566)	(303)
Realized loss on disposal of long-term investments	(2,141)	-	-
Loss before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of tax	(58,428)	(29,012)	(16,935)

Income tax (expenses) benefits	(8,988)	(1,944)	65

Loss before (loss) earnings in equity method investments and noncontrolling interest, net of tax	(67,416)	(30,956)	(16,870)

(Loss) earnings in equity method investments, net of tax	(2,463)	(7,464)	70

Loss from continuing operations	$(69,879)	$(38,420)	$(16,800)

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020 - continued

(In thousands of US dollars, except share data and per share data)

	Years ended December 31,
	2018	2019	2020
Discontinued operations:
Loss from the operations of the discontinued operations, net of tax expenses of $nil for the years ended December 31, 2018, 2019 and 2020, respectively	$(107,737)	$(69,068)	$(5,320)
Gain on deconsolidation of subsidiaries, net of tax of $nil for the years ended December 31, 2018, 2019 and 2020, respectively	242,097	-	-

Income (Loss) from discontinued operations, net of tax expenses of $nil for the years ended December 31, 2018, 2019 and 2020, respectively	134,360	(69,068)	(5,320)

Net income (loss)	64,481	(107,488)	(22,120)
Net loss attributable to the noncontrolling interest	(8,059)	(56,391)	(2,900)

Net (loss) income from continuing operations attributable to Renren Inc.	(61,820)	17,971	(13,900)
Net income (loss) from discontinued operations attributable to Renren Inc.	134,360	(69,068)	(5,320)

Net income (loss) attributable to Renren Inc.	$72,540	$(51,097)	$(19,220)

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020 - continued

(In thousands of US dollars, except share data and per share data)

	Years ended December 31,
	2018	2019	2020
Net loss per share:
Net loss per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.07)	$0.02	$(0.01)
Diluted	$(0.07)	$0.02	$(0.01)

Net income (loss) per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	$0.14	$(0.07)	$(0.01)
Diluted	$0.13	$(0.07)	$(0.01)

Net income (loss) per share attributable to Renren Inc. shareholders:
Basic	$0.07	$(0.05)	$(0.02)
Diluted	$0.07	$(0.05)	$(0.02)

Weighted average number of shares used in calculating net income (loss) per share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,036,421,063	1,049,024,096	1,063,651,105
Diluted	1,036,421,063	1,049,024,096	1,063,651,105

Weighted average number of shares used in calculating net (loss) income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,036,421,063	1,049,024,096	1,063,651,105
Diluted	1,095,805,917	1,049,024,096	1,063,651,105

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of US dollars)

	Years ended December 31,
	2018	2019	2020
Net income (loss)	$64,481	$(107,488)	$(22,120)

Other comprehensive (loss) income, net of tax:
Foreign currency translation, net of nil income taxes	(5,770)	(4,868)	425
Net unrealized (loss) gain on available-for-sale investments, net of tax of $nil for the years ended December 31, 2018, 2019 and 2020, respectively	(9,671)	9	-
Transfer to statements of operations of realized gain on available-for-sale investments, net of tax of $nil for the years ended December 31, 2018, 2019 and 2020, respectively	(7,364)	(9)	-

Other comprehensive (loss) income	(22,805)	(4,868)	425

Comprehensive income (loss)	41,676	(112,352)	(21,695)
Less: Comprehensive loss attributable to noncontrolling interest	(10,578)	(57,915)	(2,351)

Comprehensive income (loss) attributable to Renren Inc.	$52,254	$(54,437)	$(19,344)

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of US dollars, except share data)

								Accumulated	Total
	Class A		Class B		Additional			other	Renren	Non-
	ordinary shares		ordinary shares		paid-in	Accumulated	Statutory	comprehensive	Inc.'s	controlling	Total
	Shares	Amount	Shares	Amount	capital	deficit	reserves	income (loss)	equity	interest	equity
Balance at January 1, 2018	726,549,453	$727	305,388,450	$305	$1,303,117	$(653,173)	$6,712	$17,116	$674,804	33,942	$708,746
Stock-based compensation	-	-	-	-	31,603	-	-	-	31,603	-	31,603
Other comprehensive loss	-	-	-	-	-	7,364	-	(10,754)	(3,390)	(2,519)	(5,909)
Noncontrolling interest arising from an acquisition	-	-	-	-	-	-	-	(2,519)	(2,519)	5,535	3,016
Disposal of subsidiaries	-	-	-	-	(64)	-	-	-	(64)	(1,421)	(1,485)
Capital contribution from non-controlling shareholder	-	-	-	-	7,947	-	-	-	7,947	5,995	13,942
Deconsolidation of Oak Pacific Investment	-	-	-	-	(634,278)	9,532	-	(9,532)	(634,278)	-	(634,278)
Net income (loss)	-	-	-	-	-	72,540	-	-	72,540	(8,059)	64,481
Exercise of share option and restricted shares vesting	10,672,995	10	-	-	812	-	-	-	822	-	822

Balance at December 31, 2018	737,222,448	$737	305,388,450	$305	$709,137	$(563,737)	$6,712	$(5,689)	$147,465	$33,473	$180,938
Stock-based compensation	-	-	-	-	11,369	-	-	-	11,369	915	12,284
Other comprehensive loss	-	-	-	-	-	-	-	(3,344)	(3,340)	(1,524)	(4,864)
Acquisition of interest in a dealership held by non-controlling shareholder	-	-	-	-	(187)	-	-	-	(187)	(1,325)	(1,512)
Disposal of a dealership	-	-	-	-	(81)	-	-	-	(81)	(701)	(782)
Reverse recapitalization of the Kaixin Offering	-	-	-	-	(21,040)	-	-	(305)	(21,345)	16,298	(5,047)
Issuance of units by KAH and conversion of rights to KAH’s ordinary shares	-	-	-	-	5,184	-	-	-	5,184	2,316	7,500
Beneficial conversion feature of a convertible loan issued by Kaixin	-	-	-	-	1,471	-	-	-	1,471	657	2,128
Conversion of convertible loans issued by Kaixin to KAH’s ordinary shares	-	-	-	-	14,666	-	-	-	14,666	6,553	21,219
Net loss	-	-	-	-	-	(51,097)	-	-	(51,097)	(56,391)	(107,488)
Exercise of share option and restricted shares vesting	13,594,185	14	-	-	(6)	-	-	-	8	-	8
Reclassification from liability to equity for contingent consideration	-	-	-	-	-	-	-	-	-	20,849	20,849

Balance at December 31, 2019	750,816,633	$751	305,388,450	$305	$720,513	$(614,834)	$6,712	$(9,334)	$104,113	$21,120	$125,233
Stock-based compensation	-	-	-	-	17,549	-	-	-	17,549	1,133	18,682
Capital contribution from non-controlling shareholder	-	-	-	-	2,329	-	-	-	2,329	1,885	4,214
Waived performance and marketing conditions of ear out shares	-	-	-	-	(773)	-	-	-	(773)	773	-
Issuance of ordinary shares to EarlyBird Capital by Kaixin	-	-	-	-	663	-	-	-	663	337	1,000
Beneficial conversion feature of preferred shares issued by Kaixin	-	-	-	-	868	-	-	-	868	442	1,310
Other comprehensive loss	-	-	-	-	-	-	-	(372)	(372)	797	425
Net loss	-	-	-	-	-	(19,220)	-	-	(19,220)	(2,900)	(22,120)
Exercise of share option and restricted shares vesting	18,627,480	19	-	-	(19)	-	-	-	-	-	-
Balance at December 31, 2020	769,444,113	$770	305,388,450	$305	$741,130	$(634,054)	$6,712	$(9,706)	$105,157	$23,587	$128,744

The accompanying notes are integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of US dollars)

	Years ended December 31,
	2018	2019	2020
Cash flows from operating activities:
Net loss from continuing operations	$(69,879)	$(38,420)	$(16,800)
Net income (loss) from discontinued operations	134,360	(69,068)	(5,320)

Adjustments to reconcile net loss to net cash used in operating activities of continuing operations:
Share-based compensation expense	20,166	8,580	15,320
Loss (earnings) in equity method investments	2,463	7,464	(70)
Realized loss on disposal of long-term investments	2,141	-	-
Reduction in the carrying amount of the right-of-use assets	-	1,358	898
Depreciation and amortization	1,282	807	967
Impairment on long-term investments	-	2,000	-
Impairment on goodwill	29,055	9,288	-
Write-offs of prepaid expenses and other current assets	-	418	281
Provision for doubtful accounts	41	(2)	-
Provision for amount due from a related party	-	12,408	-
Write-offs for advance to supplier related to Ji'nan Dealership	10,228	-	-
Write-offs of inventory related to Ji'nan Dealership	(200)	-	-
Gain on disposal of property and equipment	(25,928)	-	-
Realized gain on long-term available-for-sale investment	(1,005)	-	-
Fair value change of put option and liability-classified warrant	(233)	-	-
Fair value change of contingent consideration	(19,899)	(20,662)	1,027

Changes in operating assets and liabilities of continuing operations:
Accounts receivable	3,692	506	(44)
Prepaid expenses and other current assets	60,790	4,037	391
Inventory	(1,247)	256	287
Right of use assets	-	(4,611)	221
Other non-current assets	154	82	603
Accounts payable	(23,260)	(1,216)	(320)
Amounts due from/to related parties	(10,280)	(6,495)	(7,909)
Amount due from subsidiary held for sale	-	-	(2,255)
Accrued expenses and other current liabilities	(5,837)	(7,877)	(3,056)
Interest payable to investors	(31)	-	-
Deferred revenue	(5,049)	(24)	(148)
Operating lease liabilities-current	-	1,050	358
Operating lease liabilities-non-current	-	1,169	(581)
Other non-current liabilities	3,147	-	-
Income tax payable	9,024	1,482	(894)
Net cash used in operating activities from continuing operations	(20,665)	(28,402)	(11,724)
Net cash used in operating activities from discontinued operations	(39,320)	(4,745)	(3,878)

Cash flows from investing activities of continuing operations:
Proceeds from sale of equity investment with readily determinable fair values	8,432	-	-

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of US dollars)

	Years ended December 31,
	2018	2019	2020
Proceeds from sales of equity investments without readily determinable fair values	4,585	-	-
Proceeds from capital withdrawal from equity method investees	1,098		-
Proceeds from disposition of Renren SNS	-	6,090	-
Proceeds from repayment of the note issued by OPI	-	9,564	31,529
Purchase of equity investments without readily determinable fair values	(256)	-	-
Purchase of long-term available-for-sale investments	(650)	-	-
Proceeds from sales (Purchase) of short-term investments	-	(1,436)	1,436
Proceeds from disposal of equipment and property	60,388	111	58
Purchases of equipment and property	(132)	(412)	(221)
Cash disposed of from deconsolidation of subsidiaries	-	(343)	-
Acquisition of subsidiaries, net of cash acquired	496	-	-
Loans to third parties	(1,513)	-	-
Proceeds from repayment of third party loans	-	4,086	-

Net cash provided by investing activities from continuing operations	72,448	17,660	32,802
Net cash provided by investing activities from discontinued operations	98,994	1,223	-

Cash flows from financing activities of continuing operations:
Proceeds from exercise of share options	526	8	1
Payment to investors	(5,594)	-	1
Repayment of convertible loans issued by Kaixin	-	(2,347)	-
Repayment of borrowings	(11,500)	(31,000)	(4,751)
Cash distribution to shareholders related to acquisition of OPI	(168,983)	-	-
Proceeds from borrowings	26,500	10,488	3,289
Advance from KAH's non-controlling Shareholder	-	3,386	-

Net cash provided by used in financing activities from continuing operations	(159,051)	(19,465)	(1,460)
Net cash (used in) provided by financing activities from discontinued operations	(95,128)	(6,328)	3,917

Net (decrease) increase in cash and cash equivalents and restricted cash from continuing operations	(107,268)	(30,207)	19,618
Net (decrease) increase in cash and cash equivalents and restricted cash from discontinued operations	(35,454)	(9,850)	39
Cash and cash equivalents and restricted cash at beginning of year from continuing operations	137,476	43,745	14,733
Cash and cash equivalents and restricted cash at beginning of year from discontinued operations	64,447	13,768	3,189
Effect of exchange rate changes	(1,688)	466	(330)

Cash and cash equivalents and restricted cash at end of year from continuing operations	$43,745	$14,733	$34,087
Cash and cash equivalents and restricted cash at end of year from discontinued operations	13,768	3,189	3,162

Supplemental schedule of cash flows information from continuing operations:
Interest paid	842	$565	$337
Income taxes paid	$-	$-	$-

Supplemental schedule of cash flows information from discontinued operations:
Interest paid	7,448	$1,710	$839
Income taxes paid	$-	$254	$8

Schedule of non-cash activities from continuing operations:
Contingent consideration	$-	$20,849	$-
Increase in equity method investments through the settlement of amount due from a related party	-	600	-
Receivable from disposition of Renren SNS	60,000	-	-
Acquisition of entity through settlement of loan to a related party	$-	$-	$40,000

Schedule of non-cash activities from discontinued operations:
Contingent consideration	$14,113	$-	$-
Beneficial conversion feature of a convertible loan issued by Kaixin	-	2,128	-
Conversion of convertible loans issued by Kaixin to KAH’s ordinary shares, including interest of $219	-	21,219	-
Acquisition of noncontrolling interest	-	1,512	-
Net assets disposal of a dealership	-	62	-
Net liabilities acquired in the reverse recapitalization, excluding cash acquired	-	5,053	-
Acquisition of business settled by forgiveness of financing receivable	(18,345)	-	-
Amount due to related party converted to ordinary shares	$-	$-	$(4,213)

In addition to the above, during the year ended December 31, 2018, the Company had $60 million and $500 million of non-cash activities related to the disposal of the Company’s SNS Business and Oak Pacific Investment (“OPI”). See Note 4.

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Renren Inc. was incorporated in the Cayman Islands. Renren Inc, its consolidated subsidiaries, variable interest entities ("VIEs") and VIEs' subsidiaries (collectively referred to as the "Company") are engaged in the SaaS business, which includes all-in-one real estate solution provider and a large community for the trucking industry in the United States.

Prior to 2019, the Company was primarily engaged in the business of used car trading. Prior to 2018, the Company was also engaged in the operation of its social networking internet platform ("SNS") through which it provided online advertising services and internet value-added services ("IVAS") as well as the operation of a financial services platform to provide internet finance services. During the year ended December 31, 2018, the Company disposed of its SNS business as well as of OPI as further described below. Additionally, during the year ended December 31, 2020, the Company reached a resolution to dispose of Kaixin Auto Holdings (“Kaixin”).

Disposal of Oak Pacific Investment ("OPI")

On April 30, 2018, the Company announced a series of transactions that included a cash dividend by the Company and a private placement by its subsidiary OPI, which was 100% held by the Company before the disposal. The OPI transaction was undertaken to reduce the number and aggregate size of the Company's long-term investments. At the time of the disposal, OPI held the Company's ZenZone advertising agency business as well as the majority of the Company's long-term investments. The private placement closed on June 21, 2018 and the Company completed the payment of the special cash dividend shortly thereafter. As a result, the Company disposed all shares of OPI and deconsolidated OPI on June 21, 2018. The disposal of OPI represented a strategic shift and had a major effect on the Company's results of operations. Accordingly, revenues and expenses and cash flows related to OPI have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and consolidated statements of cash flows for the year ended December 31, 2018 have been adjusted to reflect this change (See Note 4)

Disposal of SNS business

In December 2018, the Company disposed all of its tangible and intangibles assets related to www.renren.com and its related SNS business.  The disposal of its SNS business represented a strategic shift and had a major effect on the Company's results of operations. Accordingly, revenues and expenses and cash flows related to the SNS business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2018 have been adjusted to reflect this change (See Note 4).

Disposal of Kaixin Auto Holdings

In December 2020, the Company approved the binding term sheet signed between Kaixin and Haitaoche Limited (“Haitaoche”). The binding term sheet sets forth the terms and conditions by which Haitaoche will merge with a newly formed wholly-owned subsidiary of Kaixin, with Haitaoche continuing as the surviving entity and a wholly-owned subsidiary of Kaixin (the “Merger”). As consideration for the Merger, Kaixin will issue a number of ordinary shares of Kaixin to the shareholders of Haitaoche (the “Haitaoche Shareholders”) so that the Haitaoche Shareholders will collectively hold 51% of Kaixin’s share capital upon the closing of the Merger. The disposal of Kaixin represents a strategic shift and has a major effect on the Company’s result of operations. Accordingly, assets, liabilities, revenues and expenses and cash flows related to Kaixin have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2019 and 2020, consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2018, 2019 and 2020 have been adjusted to reflect this change (See Note 4)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

As of December 31, 2020, Renren Inc.'s major subsidiaries, VIEs and VIEs' subsidiaries are as follows:

	Later of date		Percentage of
	of incorporation	Place of	legal ownership	Principal
Name of Subsidiaries	or acquisition	incorporation	by Renren Inc.	activities
Subsidiaries:
Chime Technologies, Inc.(“Chime”)	September 7, 2012	USA	100%	SaaS business
Trucker Path, Inc. (“Trucker Path”)	December 28, 2017	USA	100%	Internet business
Lucrativ Inc.	January 22, 2018	USA	100%	SaaS business
Lofty US, Inc.	December 21, 2018	USA	100%	SaaS business
Renren Giantly Philippines Inc.	March, 2018	Philippines	100%	SaaS business
Qianxiang Shiji Technology Development (Beijing) Co., Ltd. ("Qianxiang Shiji")	March 21, 2005	PRC	100%	Investment holding

Variable Interest Entities:
Beijing Qianxiang Tiancheng Technology Development Co., Ltd. ("Qianxiang Tiancheng")	October 28, 2002	PRC	N/A	Internet business

Subsidiaries of Variable Interest Entities:
Beijing Qianxiang Wangjing Technology Development Co., Ltd. ("Qianxiang Wangjing")	November 11, 2008	PRC	N/A	Internet business

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements

PRC regulations currently limit direct foreign ownership of business entities providing automobile sales, value-added telecommunications services, online advertising services and internet services in the PRC where certain licenses are required for the provision of such services. Historically, the Company provided online advertising, IVAS and internet finance services through the VIE, Qianxiang Tiancheng. Qianxiang Tiancheng is referred to as the “VIE”.

Qianxiang Shiji ("WFOE"), entered into a series of contractual arrangements with the VIE that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the WOFE is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company's consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIEs, the Company believes the Company's rights under the terms of the exclusive option agreement and power of attorney are substantive given the substantive participating rights held by SB Pan Pacific Corporation as it relates to operating matters, which provide it with a substantive kick out right.

More specifically, the Company believes the terms of the contractual agreements are valid, binding and enforceable under PRC laws and regulations currently in effect. In particular, the Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the exclusive option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive option agreement. A simple majority vote of the Company's board of directors is required to pass a resolution to exercise the Company's rights under the exclusive option agreement, for which the consent from Mr. Joe Chen, who holds the most voting interests in the Company and is also the Company's chairman and CEO, is not required. The Company's rights under the exclusive option agreement give the Company the power to control the shareholders of the VIE and thus the power to direct the activities that most significantly impact the VIE's economic performance. In addition, the Company's rights under the powers of attorney also reinforce the Company's abilities to direct the activities that most significantly impact the VIE’s economic performance. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew service agreements and pay service fees to the Company. By charging service fees at the sole discretion of the Company, and by ensuring that service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIE.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

The VIE and its subsidiaries hold the requisite licenses and permits necessary to conduct the Company's business under the current business arrangements.

The contractual agreements below provide the Company with the power to direct the activities that most significantly affect the economic performance of the VIE and enable the Company to receive substantially all of economic benefits and absorb the losses of the VIE.

(1)	Power of Attorney: WFOE hold irrevocable power of attorney executed by the legal owners of the VIE to exercise their voting rights on, including but not limited to dividend declaration, all matters at meetings of the legal owners of the VIE and through such power of attorney has the right to control the operations of the VIE. The power of attorney for Qianxiang Tiancheng will remain in force for ten years until December 22, 2020, and will be automatically renewed upon the extension of the terms of the relevant business operations agreements until the earlier of the following events: (i) nominee loses his/her position in Qianxiang Shiji or Qianxiang Shiji issue a written notice to dismiss or replace nominee; and (ii) the business operations agreements among Qianxiang Shiji, Qianxiang Tiancheng and Qianxiang Tiancheng's shareholders terminate or expire. The VIE agreements were extended for another ten years since December 22, 2020.

(2)	Business Operations Agreement: The business operations agreements specifically and explicitly grant WFOE the principal operating decision making rights, such as appointment of the directors and executive management, of the VIEs.

The terms of the business operations agreements for Qianxiang Tiancheng are ten years and will be extended automatically for another ten years unless the WFOE provide a 30-day advance written notice to the VIE and to each of the VIE’s shareholders requesting not to extend the term three months prior to the expiration dates of December 22, 2020. The agreements were extended for another ten years since December 22, 2020. Neither the VIE nor any of the VIE’s shareholders may terminate the agreements during the terms or the extensions of the terms.

(3)	Exclusive Equity Option Agreement: Under the exclusive equity option agreement, the WFOE have the exclusive right to purchase the equity interests of the VIE from the registered legal equity owners as far as PRC regulations permit a transfer of legal ownership to foreign ownership. The WFOE can exercise the purchase right at any portion and any time in the 10-year agreement period.

Without the WFOE's consent, the VIE's shareholders shall not transfer, donate, pledge, or otherwise dispose their equity shareholdings in the VIE in any way. The equity option agreement will remain in full force and effect until the earlier of: (i) the date on which all of the equity interests in the VIE have been acquired by the respective WFOE or its designated representative(s); or (ii) the receipt of the 30-day advance written termination notice issued by the respective WFOE to the shareholders of the VIE. The term of these agreements will be automatically renewed upon the extension of the term of the relevant exclusive equity option agreement.

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

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

(5)	Exclusive Technical and Consulting Services Agreement: The WFOE and registered shareholders irrevocably agree that the WFOE shall be the exclusive technology service provider to the VIE in return for a service fee which is determined at the sole discretion of the WFOE.

The term of each of agreement is ten years and will be extended automatically for another ten years unless terminated by the WFOE. The WFOE can terminate the agreement at any time by providing a 30-day prior written notice. Qianxiang Tiancheng is not permitted to terminate the agreements prior to the expiration of the terms by December 22, 2020, unless the WFOE fail to comply with any of their obligations under this agreement and such breach makes the WFOE unable to continue to perform the agreements. The VIE agreement was extended for another ten years since December 22, 2020.

(6)	Intellectual Property License Agreement: The WFOE and registered shareholders agree that the WFOE shall have the exclusive right to license its intellectual property rights to the VIE in return for a license fee. The license fee is determined at the discretion of the Company. The term of these agreements will be automatically renewed upon the extension of the term of the relevant intellectual property license agreement.

The term of the agreement will be extended for another five years with both parties' consents. The WFOE may terminate the agreement at any time by providing a 30-day prior written notice. Any party may terminate the agreement immediately with written notice to the other party if the other party materially breaches the relevant agreement and fails to cure its breach within 30 days from the date it receives the written notice specifying its breach from the non-breaching party. The parties will review the agreement every three months and determine if any amendment is needed.

(7)	Loan Agreements: Under loan agreements between the WFOE and each of the shareholders of the VIE, the WFOE made interest-free loans to the shareholders exclusively for the purpose of the initial capitalization and the subsequent financial needs of the VIE. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in the VIE to the WFOE or their designated representatives pursuant to the equity option agreements. The term of each of these loans is ten years from the actual drawing down of such loans by the shareholders of the VIE, and will be automatically extended for another ten years unless a written notice to the contrary is given by the WFOE to the shareholders of the VIE three months prior to the expiration of the loan agreements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

(8)	Equity Interest Pledge Agreement: Shareholders of the VIE have pledged all of their equity interests in the VIE with their respective WFOE and the WFOE are entitled to certain rights to sell the pledged equity interests through auction or other means if the VIE or the shareholders default in their obligations under other above-stated agreements.

These agreements are substantially the same, and that the equity interest pledge has become effective and will expire on the earlier of: (i) the date on which the VIE and their shareholders have fully performed their obligations under the loan agreements, the exclusive technical service agreement, the intellectual property right license agreement and the equity option agreements; (ii) the enforcement of the pledge by the WFOE pursuant to the terms and conditions under this agreement to fully satisfy its rights under such agreements; or (iii) the completion of the transfer of all equity interests of the VIE by the shareholders of the VIE to another individual or legal entity designated by the WFOE pursuant to the equity option agreement and no equity interests of the VIE are held by such shareholders.

Risks in relation to the VIE structure

The Company and the Company's legal counsel believe that Qianxiang Shiji's contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

·	Revoke the business and operating licenses of the WFOE, the VIE and their subsidiaries;
·	Discontinue or restrict the operations of any related-party transactions among the WFOE, the VIE and their subsidiaries;
·	Impose fines or other requirements on the WFOE, the VIE and their subsidiaries;
·	Require the WFOE, the VIE and their subsidiaries to revise the relevant ownership structure or restructure operations; and/or
·	Restrict or prohibit the Company's use of the proceeds of the additional public offering to finance the Company's business and operations in China.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

The Company's ability to conduct its used car trading business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIE and the VIE’s subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and the VIE’s subsidiaries and shareholders, and it may lose the ability to receive economic benefits from the VIE and the VIE’s subsidiaries.

Certain shareholders of the VIE are also shareholders of the Company. The interests of the shareholders of the VIE may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIE will act in the best interests of the Company or that conflicts of interests will be resolved in the Company's favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIE may encounter in their capacity as beneficial owners and directors of the VIE. The Company believes the shareholders of the VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of the VIE as beneficial shareholders of the VIE should they act to the detriment of the Company. The Company relies on the current shareholders of VIE whom also are directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of Cayman Islands and act in the best interest of the Company or that conflicts will be resolved in the Company’s favor. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIE, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company's ability to control the VIE also depends on the power of attorney that the WFOE have to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements after elimination of intercompany balances and transactions between the offshore companies, WFOE, VIE and VIE’s subsidiaries. As of December 31, 2019 and 2020, the balance of the amounts payable by the VIE and their subsidiaries to the WFOE related to the service fees were $ nil.

	As of December 31,
	2019	2020
Cash and cash equivalents	$264	$955
Short-term investment	1,436	-
Accounts receivable, net	218	175
Prepaid expenses and other current assets	1,537	647
Amounts due from related parties	688	764

Total current assets	4,143	2,541

Property and equipment, net	183	178
Long-term investments	1,799	41,794
Goodwill	-	-
Amount due from a related party – non-current	40,000	-
Restricted cash – non-current	358	-
Right-of-use assets	1,122	659
Other non-current assets	660	76

Total non-current assets	44,122	42,707

Total assets	$48,265	$45,248

Accounts payable	$413	$299
Short-term debt (including short-term debt of the consolidated VIEs with recourse to Renren Inc. of $7,900 as of December 31, 2019)	3,447	-
Accrued expenses and other current liabilities	7,467	6,409
Operating lease liabilities – current	217	341
Payable to investors	14	15
Amounts due to related parties	774	690
Deferred revenue	15	16
Income tax payable	4,647	3,321

Total current liabilities	16,994	11,091

Operating lease liabilities - non-current	-	256

Total non-current liabilities	-	256

Total liabilities	$16,994	$11,347

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

	Years ended December 31,
	2018	2019	2020
Revenues	$57,896	$6,581	$433
(Loss) income from continuing operations	$(43,743)	$(31,953)	$1,874
Loss from discontinued operations	$(4,626)	$-	$-

	Years ended December 31,
	2018	2019	2020
Net cash (used in) provided by operating activities	$(5,970)	$(1,170)	$2,031
Net cash (used in) provided by investing activities	$(1,461)	$8,735	$1,566
Net cash provided by (used in) financing activities	$4,825	$(10,340)	$(3,088)

The VIEs contributed an aggregate of 86.7%, 43.6% and 2.4% of the consolidated revenues for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the VIEs accounted for an aggregate of 22.6% and 21.3%, respectively, of the consolidated total assets, and 20.0% and 14.4%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, restricted cash, amounts due from related parties - non-current, and long-term investments.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 19 for disclosure of restricted net assets.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b)	Liquidity

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For the years ended December 31, 2020, 2019 and 2018, the Company incurred a loss from operations of $27,227, $57,407 and $79,327, and used cash of $11,724, $28,402 and $82,966 in operating activities, respectively. As of December 31, 2020, the Company had working capital of $7,844. In January 2021, the Company received a payment of approximately $68,000 from OPI, a related party of the Company, for the principal and interests of a promissory note issued on June 21, 2018.

Including this payment, the Company has the ability to continue as a going concern for the next 12 months following the issuance date of these financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(c)	Principles of consolidation

The consolidated financial statements of the Company include the financial statements of Renren Inc., its subsidiaries, its VIE and VIE’s subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

(d)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's consolidated financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, write downs for excess and obsolete inventories, the discount rate used to determine the present value of the lease payments, the fair value of share-based compensation awards, the realization of deferred income tax assets, impairment of goodwill and indefinite-lived intangible assets, fair value of short-term and long-term investments, impairment of long-term investments, and the price purchase allocation and the fair value of contingent consideration for business acquisitions.

(e)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments purchased with original stated maturity of 90 days or less.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(f)	Restricted cash

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

	As of December 31,
	2019	2020
Cash and cash equivalents	$1,283	$19,630
Restricted cash	13,091	14,457
Restricted cash – non-current	358	-
Total cash, cash equivalents and restricted cash shown in the statements of cash flow	$14,732	$34,087

(g)	Fair value

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

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

·	Level 1-inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

·	Level 2-inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

·	Level 3-inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

(h)	Investments

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

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(h)	Investments – continued

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

The Company’s management regularly evaluates the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee's cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary ("OTTI"). The Company recorded impairment losses on equity method investments of $nil, $6,155 and $nil in the earnings (loss) in equity method investments, net of tax in the consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020, respectively.

Equity Investments without Readily Determinable Fair Values

In January 2018, the Company adopted Accounting Standards Update (‘‘ASU’’) 2016-01, Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities, and accounts for equity investments that do not have a readily determinable fair value using the measurement alternative prescribed within ASU 2016-01, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment (assessed quarterly), plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. In addition, income is recognized when dividends are received only to the extent they are distributed from net accumulated earnings of the investee. Otherwise, such distributions are considered returns of investment and are recorded as a reduction of the cost of the investment. The Company did not record impairment losses on equity securities without readily determinable fair values during the years ended December 31, 2018, 2019 and 2020.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(h)	Investments – continued

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

If there is OTTI on debt securities, the Company separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive (loss) income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery before December 15, 2019. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. After December 15, 2019, unrealized gains and losses (OTTI) are reported, net of the related tax effect, in other comprehensive income (OCI). Upon sale, realized gains and losses are reported in net income. The Company monitors the investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. The Company recorded impairment losses on its available-for-sale investment of $nil, $2,000 and $nil for the years ended December 31, 2018, 2019 and 2020, respectively.

(i)	Accounts receivable and allowance for doubtful accounts

Accounts receivable represents those receivables derived in the ordinary course of business. An allowance for doubtful accounts is provided based on aging analyses of accounts receivable balances, historical bad debt rates, repayment patterns and customer credit worthiness.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(j)	Inventory

Inventory primarily consists of the purchased electronic logging device for use of SaaS related business, which are stated at the lower of cost and net realizable value as of December 31, 2019 and 2020.

For electronic logging device, a valuation allowance is recorded to write down the cost of inventories to the estimated net realizable value, if lower, due to slow-moving or damaged products, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Net realizable value is determined by the estimated selling prices offset by estimated additional cost of sale, selling expenses and business taxes. There was no valuation allowance provided for the inventory of continued operation as of December 31, 2020 and 2019.

Prior to the disposal of the Ji’nan Dealership in 2018, the Company had used car inventory.

In August 2018, Shandong Jieying Huaqi Auto Service Co. ("Ji’nan Dealership", a subsidiary of the Company's VIE's) received a notice from the local police regarding an investigation of the dealership's premises. Certain assets of Ji’nan Dealership were not accessible pursuant to the investigation. In connection with these events, the Company determined that it is probable that it cannot enforce the realization of the inventory value at the Ji’nan Dealership. As a result, the Company wrote off all inventory which totaled US$5.7 million and recorded it in cost of revenues during the year ended December 31, 2018.

In 2019, due to disagreements with certain non-controlling shareholders of Kaixin on operational matters, some non-controlling shareholders detained Kaixin’s inventories in the dealerships and significant uncertainty arises on the realizability and collectability of the prepayments to purchase used cars for these dealerships and amounts due from these non-controlling shareholders. Kaixin is in the process of negotiating with these non-controlling shareholders and initiated legal proceedings where necessary. Considering the above facts and circumstances, Kaixin reassessed the realizability of all its inventory and assets related to its dealerships and wrote down US$17,826 inventory, which was recoded in cost of revenues in the discontinued operations, and write-offs of US$22,282 prepayments, which was recorded in general and administrative expenses in discontinued operations.

(k)	Property and equipment, net

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

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(l)	Leases

The Company leases premises for offices under non-cancellable operating leases. Prior to January 1, 2019, operating leases were not recognized on the balance sheet of the Company, but payments made under operating lease were charged to the consolidated statements of operations on a straight-line basis over the term of underlying lease. Leases with escalated rent provisions were recognized on a straight-line basis commencing with the beginning of the lease term. There is no capital improvement funding, lease concessions or contingent rent in the lease agreements. The Company has no legal or contractual asset retirement obligations at the end of the lease term.

The Company adopted Accounting Standards Codification Topic 842, Leases (“ASC 842”) as of January 1, 2019, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2019, and has not recast the comparative periods presented in the consolidated financial statements. The adoption of ASC 842 requires the recognition of right-of-use assets and lease liabilities on the balance sheet for both operating and finance leases. The Company elected the package of practical expedients that not to reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any expired or existing leases. The Company also elected the hindsight practical expedient to determine the reasonably certain lease term for existing leases. Upon the adoption of ASC 842, the Company recognized the right-of-use assets and lease liabilities of approximately US$3,441 and US$2,429, respectively, as of January 1, 2019. The Company used its estimated incremental borrowing rates based on information available at the date of adoption in calculating the present value of its existing lease payments. The following table summarizes the effect on the consolidated balance sheet as a result of adopting ASC 842.

	As of December 31, 2018	Effect of Adoption	As of January 1, 2019
Right-of-use assets	$-	$3,441	$3,441
Operating lease liabilities - current	-	(1,529)	(1,529)
Operating lease liabilities – non-current	-	(899)	(899)
Prepaid expenses and other current assets	10,801	(1,013)	9,788
Accrued expenses and other current liabilities	(22,411)	-	(22,411)

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

(m)	Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization. Depreciation and amortization is computed using the straight-line method.

The Company evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. The Company measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected undiscounted future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. For the years ended December 31, 2018, 2019 and 2020, the Company recorded impairment losses of $675, $nil and $nil for definite-lived intangible assets, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(n) Goodwill

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

The Company recorded goodwill impairment from continued operations of $29,055, $9,288 and $nil, and $nil, $74,091 and $nil from discontinued operations for the years ended December 31, 2018, 2019 and 2020, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(o)	Revenue recognition

The Company recognizes revenue when control of the good or service has been transferred to the customer, generally upon delivery to a customer. The contracts have a fixed contract price and revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The Company collect value added tax and other taxes from customers on behalf of governmental authorities at the time of sale. These taxes are accounted for on a net basis and are not included in revenues and cost of revenues. The Company generally expenses sales commissions when incurred because the amortization period is less than one year. These costs are recorded within selling expenses. The Company does not have any significant financing payment terms as payment is received at or shortly after the point of sale.

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

The Company's revenues include revenue from its automobile sales, SaaS business as well as revenue from other services.

Automobile sales

The Company purchases automobiles from unrelated individuals, third party dealerships or manufacturers and suppliers and sells them directly to its customers through the Ji’nan Dealership. The prices of used vehicles are set forth in the customer contracts which are agreed prior to delivery. The Company satisfies its performance obligation for used vehicle sales upon delivery whereby customers pick up the vehicles from the dealership. The Company recognizes revenue at the agreed upon purchase price stated in the contract. The Company ceased selling vehicles in 2018.

SaaS revenue

The SaaS revenue mainly include the revenue generated from the subscription services and advertising services provided by 1) the all-in-one real estate solution provider, Chime and 2) a transportation network company specializing in online and mobile services for the trucking industry, Trucker Path. The Company recognizes revenue for subscription services over the subscription periods. For Chime’s advertising service, the Company acts as an agent to place advertisement on the third-party website or platforms. For Trucker Path’s advertising service, the Company acts as principal to place advertisement on Trucker Path’s APP. The Company recognizes revenue for advertising services over the advertising periods.

Other services

Other services mainly include IVAS revenues and other revenues.

The Company’s IVAS revenues mainly include live streaming revenue. The Company designs, creates and offers various virtual items for sales to users with pre-determined stand-alone selling price. Revenue related to each of consumable virtual items as a single performance obligation provided on a consumption basis, is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them. The Company ceased the live streaming business since June 2019.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(o)	Revenue recognition – continued

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Company has satisfied the Company’s performance obligation and has the unconditional right to payment. The balance of accounts receivable, net of allowance for doubtful accounts were $430 and $474 as of December 31, 2019 and 2020, respectively. There were no contract assets recorded as of December 31, 2019 and 2020.

Deferred revenue mainly consists of payments received from customers related to unsatisfied performance obligations for SaaS and IVAS business. The Company’s total deferred revenue was $740 and $602 as of December 31, 2019 and 2020, which is expected to be recognized as revenue within one year.

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

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(p)	Cost of revenues

Cost of revenues consists of costs directly related to SaaS business, IVAS business and others service.

(q)	Value added taxes

Value-added taxes ("VAT") is also reported as a deduction to revenue when incurred and amounted to $4,949, $1,034 and $599 for the years ended December 31, 2018, 2019 and 2020, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expense and other current liabilities on the consolidated balance sheet.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(r)	Income taxes

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2018, 2019 and 2020, respectively.

(s)	Financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, short-term investments, long-term investments, amounts due from/to related parties, accounts payable, short-term debt, payable to investors and long-term debt.

(t)	Research and development expenses

Research and development expenses are primarily incurred for development of new services, features and products for the Company's SaaS business, as well as to further improve the Company's technology infrastructure to support these businesses. The Company has expensed all research and development costs when incurred.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(u)	Foreign currency translation

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

(v)	Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income, foreign currency translation adjustments and fair value changes of available-for-sale investments of the Company.  Additionally, the Company's consolidated statement of comprehensive (loss) income also includes the cumulative effect adjustment for the net unrealized loss of equity securities with determinable fair value from accumulated other comprehensive income to the opening balance of accumulated deficit related to the adoption of ASU 2016-01.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(w)	Share-based compensation

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

(x)	(Loss) income per share

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(y)	Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, “Financial Instruments - Credit Losses (Topic 326)” (“ASU 2016-13”). ASU 2016-13 revises the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. In November 2019, FASB issued ASU 2019-10, “Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842).” This ASU defers the effective date of ASU 2016-13 for public companies that are considered smaller reporting companies as defined by the SEC to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is planning to adopt this standard beginning on January 1, 2023. The Company is currently evaluating the potential effects of adopting the provisions of ASU No. 2016-13 on its combined and consolidated financial statements, particularly its recognition of allowances for accounts receivable.

In January 2020, the FASB issued ASU No. 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force) ("ASU 2020-01"), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Company will adopt the new standard effective January 1, 2021 and does not expect the adoption to have a material impact on the consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company's consolidated results of operations or financial position.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.	SIGNIFICANT RISKS AND UNCERTAINTIES

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Company included aggregate amounts of $315 and $3,418 at December 31, 2019 and 2020, respectively, which were denominated in RMB. All restricted cash and restricted cash-non-current as of December 31, 2020 were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, short-term investments, accounts receivable, and amounts due from related parties. The Company places their cash, cash equivalents, restricted cash, and short-term investments, with financial institutions with high-credit ratings and quality.

There were no customers that accounted for 10% or more of total revenue for the years ended December 31, 2018, 2019 and 2020.

No customers accounted for 10% or more of the balance of accounts receivable as of December 31, 2019 and 2020.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS

Disposition of Renren SNS

In November 2018, the Company’s Board of Directors approved a proposal of sale of its SNS Business which comprise of www.renren.com and its social networking service business which includes the Company's SNS platform as well as its mobile live streaming to Beijing Infinities for a combined consideration of US$20 million in cash and US$40 million in the form of Beijing Infinities shares to be issued to the Company. The disposal was completed on December 29, 2018 and as a result, the Company deconsolidated its SNS Business on that date. The Company concluded that the disposal of the SNS Business represented a strategic shift of the Company's operations where the Company would no longer focus on social networking but would rather focus on its used car business in China as well as its businesses outside of China. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the Company's SNS Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented.

The Company collected $6.8 million in 2019, however, by December 31, 2019, Beijing Infinities failed to make payments under the agreed extended repayment plan. Based on assessment of the collectability, the Company provided an allowance of US$12.6 million for the receivable. Additionally, the shares receivable in the form of Infinites Technology (Cayman) Holding Limited, which is the holding company of Beijing Infinities, were received as of December 31, 2020 and were recorded as long-term investments in the consolidated balance sheets as of December 31, 2020.

On December 29, 2018, the Company calculated a gain regarding the disposal of the SNS Business as follows.

As of
December 31, 2018
Total proceeds	$60,000

Less: Property and equipment, net	8

Net assets of Renren SNS	8
Less: Accumulated other comprehensive income	336

Less: Tax expenses	-

Gain on deconsolidation of Renren SNS	$59,656

The condensed cash flow from operating of Renren SNS Business were US$1,437 used in operation activities for the year ended December 31, 2018. The condensed cash flow from investing of Renren SNS Business were immaterial. For the year ended December 31, 2019, the net cash flow provided by operating activities of Renren SNS Business were US$681.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS – continued

Disposition of OPI

On April 30, 2018, the Company announced that OPI will offer newly issued ordinary shares of OPI in a private placement to those shareholders of Renren as of the Record Date who satisfy all three of the following criteria: (1) the shareholder is an “accredited investor,” as such term is defined under the U.S. Securities Act of 1933, as amended, (2) the shareholder is a “qualified purchaser,” as such term is defined under the U.S. Investment Company Act of 1940, as amended, and (3) the shareholder is not a resident of a jurisdiction where the offering would be illegal. Additionally, the Company also announced a cash dividend payable by Renren to all shareholders other than those shareholders who waive the cash dividend in connection with the private placement described above. The amount of the cash dividend was US$0.6125 per ordinary share of Renren. The cash dividend and the private placement are part of an integrated series of transactions designed to address concerns that Renren may be deemed to be an investment company within the meaning of the Investment Company Act. The disposition was consummated on June 21, 2018 with an issuance of a total of 816,261,781 ordinary shares of OPI on June 21, 2018 to those eligible shareholders of Renren as of June 14, 2018 who validly waived the cash dividend in connection with the private placement. In addition, on June 21, 2018, US$133.7 million of cash dividends, with US$0.6125 per ordinary share of Renren, was paid to the Company's shareholders who were not accredited investors and elected to no longer remain investors of OPI subsequent to the private placement transaction. After the transaction, the Company no longer held any shares of OPI and OPI was deconsolidated from the Company's consolidated financial statements. Additionally, the Company concluded that the disposal of OPI represents a non-pro rata distribution of shares of OPI to selected shareholders combined with a cash dividend to the remaining shareholders. Accordingly, the Company has accounted the disposal at fair value.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS – continued

Disposition of OPI - continued

The condensed cash flow of OPI were as follows for the year ended December 31, 2018:

Year ended December 31,
2018
Net cash used in operating activities	$(28,134)
Net cash provided by investing activities	$12
Net cash provided by financing activities	$60,000

Disposition of Kaixin

In December 2020, the Company approved the binding term sheet signed between Kaixin and Haitaoche Limited (“Haitaoche”). The binding term sheet sets forth the terms and conditions by which Haitaoche will merge with a newly formed wholly-owned subsidiary of Kaixin, with Haitaoche continuing as the surviving entity and wholly-owned subsidiary of Kaixin (the “Merger”). As consideration for the Merger, Kaixin will issue a number of ordinary shares of Kaixin to the shareholders of Haitaoche (the “Haitaoche Shareholders”) so that the Haitaoche Shareholders will collectively hold 51% of Kaixin’s share capital upon the closing of the Merger. The disposal of Kaixin represents a strategic shift and has a major effect on the Company’s result of operations. Accordingly, assets, liabilities, revenues and expenses and cash flows related to Kaixin have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. Additionally, long-lived assets classified as held for sale as of December 31, 2020 were measured at the lower of their carrying amount or fair value less cost to sell. As a result of the disposition of Kaixin, the Company reevaluated its operating segments. Refer to Note 16.

The following table summarizes the carrying amounts of the major classes of assets and liabilities held for sale in the consolidated balance sheet as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
Cash and cash equivalents	$3,190	$3,162
Financing receivable, net	219	-
Inventory	20,990	-
Prepaid expenses and other current assets	27,586	43,624
Property and equipment, net	153	45
Right-of-use assets	2,252	74
Other non-current asset	-	1,562
Assets classified as held for sale	$54,390	$48,467

Accounts payable	4,122	402
Accrued expenses and other current payables	17,302	14,683
Amount due to related parties	4,214	2,960
Short-term debt	16,630	15,257
Income tax payable	5,319	4,042
Advance from customers	1,677	1,863
Lease liabilities– current	1,785	39
Warrant Liability	-	1,690
Lease liabilities – non-current	810	26
Liabilities classified as held for sale	$51,859	$40,962

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS – continued

Disposition of Kaixin - continued

The condensed cash flows of Kaixin Auto Holdings were as follows for the years ended December 31, 2018, 2019 and 2020:

	Years ended December 31,
	2018	2019	2020
Net cash used in operating activities	(9,749)	(4,745)	(3,878)
Net cash provided by investing activities	98,982	1,223	-
Net cash (used in) provide by financing activities	(138,637)	(6,328)	3,917

The operating results from discontinued operations included in the Company's consolidated statement of operations were as follows for the years ended December 31, 2018, 2019 and 2020.

	Years ended December 31,
	2018				2019	2020
	Renren SNS	OPI	Kaixin	Total	Kaixin	Kaixin
Major classes of line items constituting pretax profit of discontinued operations
Net revenues	$19,679	$895	$431,404	$451,978	$334,697	$33,160
Cost of revenues	(14,997)	(834)	(413,971)	(429,802)	(340,174)	(32,160)
Selling, research and development, and general and administrative expenses	(7,523)	(1,394)	(51,508)	(60,425)	(53,866)	(7,256)
Other income (expense)	-	371	(812)	(441)	840	586
Interest income		-	575	575	69	5
Interest expense	-	(3,142)	(4,261)	(7,403)	(4,057)	(1,183)
Impairment of goodwill	-	-	-	-	(74,091)	-
Impairment of long-term investments	-	(2,180)	-	(2,180)	-	-
Fair value change of contingent consideration	-	-	(49,503)	(49,503)	65,594	-
Loss from the operations of the discontinued operations, before income tax	(2,841)	(6,284)	(88,076)	(97,201)	(70,988)	(6,848)
Income tax (expenses) benefit	-	-	(862)	(862)	1,920	1,528
Loss of equity method investment	-	(9,674)	-	(9,674)	-	-
Loss from the operations of the discontinued operations, net of tax	(2,841)	(15,958)	(88,938)	(107,737)	(69,068)	(5,320)

Gain on deconsolidation of the subsidiaries, net of tax	59,656	182,441	-	242,097	-	-

Gain (loss) from the discontinued operations, net of tax	$56,815	$166,483	$(88,938)	$134,360	$(69,068)	$(5,320)

All notes to the accompanying consolidated financial statements have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Short-term investments are valued based on the expected return provided by the issuer. The short-term investments are categorized in Level 2 of the fair value hierarchy. The fair value of the short-term investments approximates the book value, and there was no interest income or loss recognized in earnings and no unrealized gain or loss from the changes in fair values recognized in accumulated other comprehensive income during the fiscal years ending December 31, 2019 and 2020, respectively.

6.	LONG-TERM INVESTMENTS

		As of December 31,
	Note	2019	2020
Equity method investments:
Fundrise, L.P.	(i)	$11,655	$11,828
Other		1,081	1,047

Total equity method investments		12,736	12,875

Equity investment without readily determinable fair values
Suzhou Youge Interconnection Venture Capital Center		718	766
Infinites Technology (Cayman) Holding Limited	(ii)	-	40,000
Total equity investments without readily determinable fair values		718	40,766

Total long-term investments		$13,454	$53,641

(i)	In October 2014, the Company entered into an agreement to purchase limited partnership interest of Fundrise, L.P. for a total consideration of $10,000. The Company held 98.04% equity interest as of December 31, 2019 and 2020 and recognized its share of gain of $276, $336 and $174 for the years ended December 31, 2018, 2019 and 2020, respectively.

(ii)	The investment of Infinites Technology (Cayman) Holding Limited, which is the holding company of Beijing Infinities, was acquired in connection with the disposition of the SNS business. See Note 4.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.	Goodwill

Amount
Balance at January 1, 2018	$40,085
Impairment loss	(29,055)
Exchange difference	(1,617)
Balance at December 31, 2018	9,413
Impairment loss	(9,288)
Exchange difference	(1)
Balance at December 31, 2019	124

Exchange difference	—
Balance at December 31, 2020	$124

During the year ended December 31, 2018, Kaixin transferred its equity interest in the Ji'nan Dealership and the related assets to an affiliate of the Company. Following the transfer, the Company closed the dealership. As a result of the above, the Company fully impaired the goodwill related to the Ji'nan Dealership amounting to $25,804. The Company acquired Sindeo in 2017. During the year ended December 31, 2018, the Company performed its goodwill impairment test and determined there was an impairment. As a result, the entire balance of goodwill associated with Sindeo of US$3,251 was written off.

During the year ended December 31, 2019, an impairment of goodwill of $1,461 was recognized related to goodwill from the acquisition of Geographic Farming, LLC and impairment of goodwill of $7,828 was recognized related to the acquisition of Trucker Path in Renren segment. The impairments were recorded primarily due to the business suspension in Geographic Farming, LLC and lower than expected performance in Trucker Path.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.	SHORT - TERM DEBT AND LONG-TERM DEBT

Short-term debt

		As of December 31,
	Note	2019	2020
East West Bank	(i)	$11,000	$11,400
Others		3,447	-
Total		$14,447	$11,400

(i)

In September 2019, the Company borrowed $7,000 from East West Bank with an annual interest rate equal to LIBOR rate plus 1.2% due in April 2020. In April and June 2020, the maturity date of the loan was extended to July 2020 and September 2020 and the amount of borrowing was increased to $11,000 with an annual interest rate equal to LIBOR rate plus 1.7%. In September 2020, the maturity date was extended to September 2021 and maximum principal amount had been revised to $18,000. The loan was secured by the Company’s restricted cash as of December 31, 2020.

For the loan from East West Bank, the Company breached certain non-financial related covenants and the bank did not request immediate repayment of the loan. The Company repaid the loan in January 2021.

Long-term debt

		As of December 31,
	Note	2019		2020
Silicon Valley Bank	(i)	$		$1,585
Total			$-	$1,585

(i)	In April 2020, the Company entered into a long-term loan agreement with Silicon Valley Bank for $1,585. The loan bears an annual interest rate of 1.0% and has a loan period of 24 months.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020
Other tax payable	$3,925	$3,849
Accrued professional fee and marketing expense	4,688	3,162
Employee payroll and welfare	937	364
Accrued Rental	424	10
Staff reimbursement	221	128
Others	3,680	3,306
Total	$13,875	$10,819

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.	OPERATING LEASES

The Company leases its facilities and offices under non-cancellable operating lease agreements. These leases expire through 2023 and are renewable upon negotiation.

The right-of-use assets were US$2,135 as of December 31, 2020. The current portion of lease liabilities was US$1,409 and the operating lease liabilities – non-current were US$589 as of December 31, 2020. For the year ended December 31, 2020, cash paid for amounts included in the measurement of lease liabilities was US$940.

Before adoption of ASC842, total operating lease cost for the year ended December 31, 2018 was $4,140. The operating lease cost and short-term lease cost for the years ended December 31, 2019 and 2020 were as follows:

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2020
Cost	$90	$297
Selling expenses	7	-
Research and development expenses	977	1,221
General and administrative expenses	215	296
Total operating lease cost	1,289	1,814

Short-term lease cost	276	83

Total lease cost	$1,565	$1,897

The weighted average remaining lease term as of December 31, 2020 and 2019 was 1.70 and 1.88 years, and the weighted average discount rate of the operating leases was 10.30% and 10.92%.

Maturities of lease liabilities as of December 31, 2020 were as follows:

Operating Lease
2021	$1,409
2022	610
Total undiscounted lease payment	2,019
Less: Imputed interest	21
Present value of lease liabilities	$1,998

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

11.	INCOME TAXES

The Company and subsidiaries incorporated in the Cayman Islands are not subject to income or capital gains taxes under the current laws of the Cayman Islands.

The Company’s subsidiaries incorporated in the US are subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. They did not have taxable income and no income tax expense was provided for the years ended December 31, 2018, 2019 and 2020.

The Company’s subsidiaries incorporated in Hong Kong are subjected to Hong Kong profits tax. With effect from 1 April 2018, a two-tiered profits tax rates regime applies. The profits tax rate for the first HKD 2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD 2 million. No provision for Hong Kong profits tax has been made as they have no assessable profits in Hong Kong in the fiscal years ended December 31, 2018, 2019 and 2020.

Renren Giantly Philippines Inc was established in 2018 and incorporated in the Philippines, which is subject to 30% enterprise income tax rate for the year ended December 31, 2019 and 2020. Renren Giantly Philippines Inc did not have taxable income and no income tax expense was provided for the year ended December 31, 2019 and 2020.

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

The Company's subsidiaries and VIEs located in the PRC had aggregate accumulated deficits as of December 31, 2020. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2020.

The current and deferred component of income tax expenses which were attributable to the Company's PRC subsidiaries and VIEs and VIEs' subsidiaries, are as follows:

	Years ended December 31,
	2018	2019	2020
Current income tax expenses (benefit)	$8,988	$1,944	$(65)
Deferred income tax expenses	-	-	-
Total income tax expenses (benefit)	$8,988	$1,944	$(65)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

11.	INCOME TAXES – continued

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2019	2020
Deferred tax assets
Provision for doubtful accounts	$4,456	$4,761
Accrued payroll and welfare	218	89
Allowance for prepaid expenses and other current assets	5,137	4,839
Accrued liabilities	3,019	2,424
Advertising fee	811	563
Employee education fee	18	19
Goodwill and intangible asset impairment	7,195	6,798
Net operating loss carry forwards	29,707	22,412
Total Deferred tax assets	50,561	41,905
Less valuation allowance	(50,561)	(41,905)

Deferred tax assets, net	$-	$-

The roll forward of valuation allowances of deferred tax assets for the year ended December 31, 2020 were as follows:

Year ended December 31, 2020
Balance as of beginning of year	$50,561
Additions	4,070
Reversals	(11,868)
Decrease relating to disposal of entities	(3,355)
Foreign currency translation adjustments	2,497
Balance as of end of year	$41,905

The Company operates through multiple subsidiaries and VIEs and VIEs' subsidiaries. The valuation allowance is considered on each an individual entity basis. The subsidiaries and VIEs and VIEs' subsidiaries have total deferred tax assets related to net operating loss carry forwards of $29,707 and $22,413 as of December 31, 2019 and 2020, respectively. The Company assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2019 and 2020, valuation allowances were established because the Company believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future. As of December 31, 2020, the Company had net operating losses of $32,914, which can be carried forward to offset future taxable profit. The net operating loss of $4,569, $7,053, $10,579, $6,980 and $3,733 will expire by 2021, 2022, 2023, 2024 and 2025 respectively, if not utilized. As of December 31, 2020, the Company had net operating loss of $47 from Hong Kong and $66,649 from United States subsidiaries which don’t have an expiring date.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

11.	INCOME TAXES – continued

Reconciliation between the income tax expenses computed by applying the PRC tax rate to loss before the provision of income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2018	2019	2020
Loss before provision of income tax	$(58,428)	$(29,012)	$(16,935)
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory tax rate	(14,607)	(7,250)	(4,234)
Taxable deemed interest income from inter-company interest-free loans	4,298	2,218	(66)
Net operating loss not applicable for carryforward	-	13,548	14,820
Non-deductible expenses	6,471	(1,340)	44
Non-deductible expenses related to share-based compensation	7,901	2,102	3,830
Non-taxable income from fair value change gain of contingent consideration	-	(5,166)	(257)
Impairment of goodwill	-	2,322	-
Effect of income tax rate differences in jurisdictions other than the PRC	7,426	(87)	675
Effects of Company cancellation	-	205	(3,723)
Changes in valuation allowance	(2,501)	(4,608)	(11,154)
Income tax expenses (benefit)	$8,988	$1,944	$(65)

The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2018, 2019 and 2020, respectively. The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

Since January 1, 2008, the relevant tax authorities have not conducted a tax examination on PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2016 to present of the Company's PRC subsidiaries and VIEs and VIEs' subsidiaries remain subject to tax audits as of December 31, 2020, at the tax authority's discretion.

12.	ORDINARY SHARES

The authorized number of Class A ordinary shares is 3,000,000,000 with par value $0.001 per share, Class A ordinary shares of the Company amounted to $751 and $770 as of December 31, 2019 and 2020, respectively.

The authorized number of Class B ordinary shares is 500,000,000 with par value $0.001 per share, Class B ordinary shares of the Company amounted to $305 and $305 as of December 31, 2019 and 2020, respectively. Each Class B ordinary share is convertible into one Class A ordinary share.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.	FAIR VALUE MEASUREMENTS

Assets and liabilities disclosed at fair value

The Company measures its amounts due from/to related parties, equity investments without readily determinable fair values and short-term and long-term debt, payable to investors and amount due from OPI at amortized cost. The carrying values of cash and cash equivalents and restricted cash approximated fair value and represented a level 1 measurement. The carrying value of the debt obligations approximate fair value considering the borrowing rates are at the same level of the current market yield for the comparable debts and represent a level 2 measurement. The carrying value of amount due from OPI approximates its fair value since the interest rates is considered to reflect market interest rate. The carrying value of current amounts due from /to other related parties’ approximate fair value due to their relatively short maturity.

Assets and liabilities measured at fair value on a recurring basis

The Company measures its financial assets and liabilities, including short-term investments, equity investments with readily determinable fair values and contingent consideration at fair value on a recurring basis as of December 31, 2019 and 2020. The short-term investments are categorized in Level 2 of the fair value hierarchy.  Contingent consideration as of December 31, 2019 and 2020 is classified within Level 3 of the fair value hierarchy because the fair value is determined by using a significant number of unobservable inputs which are further described below.

The following table summarizes the Company's financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2019 and 2020, respectively:

	As of December 31, 2019				As of December 31, 2020
	Fair Value Measurement at the Reporting Date using				Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable in puts Level 3	Total	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable in puts Level 3	Total
Short-term investments	$-	$1,436	$-	$1,436	$-	$-	$-	$-
Contingent consideration	-	-	(1,032)	(1,032)	-	-	(2,059)	(2,059)
Total	$-	$1,436	$(1,032)	$404	$-	$-	$(2,059)	$(2,059)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.	FAIR VALUE MEASUREMENTS – continued

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2018, 2019 and 2020.

Assets and liabilities measured at fair value – continued

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

As of December 31, 2020 and 2019, contingent consideration was related to certain consideration payment triggers, such as the performance of each dealer and after-sale service center operator for each of the five years’ following April 30, 2019 and KAH’s share price from May 1, 2019 to October 31, 2021. The fair value of the contingent consideration was estimated with the following key assumptions 1) none of the dealer or after-sale service center operator will meet any performance condition for each of the five years’ following April 30, 2019; 2) Renren Inc. will not receive any earnout shares and 3) Renren Inc. will receive the indemnification shares.

The following is a reconciliation of the beginning and ending balances for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2019 and 2020:

Amounts
Balance at January 1, 2019	$105,670
Fair value change	(86,256)
Exchange difference	2,467
Contingent liability reclassified into equity	(20,849)
Balance at December 31, 2019	1,032
Fair value change	1,027
Exchange difference	-
Balance at December 31, 2020	$2,059

Assets measured at fair value on a nonrecurring basis

The Company measured its property, equipment and intangible assets at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The Company measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates.

Goodwill is evaluated for impairment annually or more frequently if events or conditions were to indicate the carrying value of a reporting unit may be greater than its fair value. Impairment testing compares the carrying amount of the reporting unit with its fair value. In 2019, the Company performed annual impairment tests for goodwill using the discounted cash flow method. The fair value of goodwill is a Level 3 valuation based on certain unobservable inputs including projected cash flows and estimated risk-adjusted rates of return that would be utilized by market participants in valuing these assets or prices of similar assets, see Note 7.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.	SHARE-BASED COMPENSATION

Renren Stock options

Renren Inc. (“Renren”) adopted the 2006 Equity Incentive Plan (the “2006 Plan”), the 2008 Equity Incentive Plan (the “2008 Plan”), the 2009 Equity Incentive Plan (the “2009 Plan”), the 2011 Share Incentive Plan (the “2011 Plan”), the 2016 Share Incentive Plan (the “2016 Plan”), and the 2018 Share Incentive Plan (the “2018 Plan”) for purpose of granting of stock options and incentive stock options to employees and executives to reward them for service to the parent and to provide incentives for future service. In 2006, Renren Inc. adopted the 2006 Plan to replace the equity incentive plans adopted during the years ended December 31, 2003, 2004 and 2005. The following is the maximum aggregate number of shares which may be issued pursuant to all awards under the 2006 Plan, 2008 Plan, 2009 Plan, 2011 Plan, 2016 Plan and 2018 Plan:

Maximum aggregate number of shares
2006 Plan	97,430,220
2008 Plan	30,529,630
2009 Plan	40,000,000
2011 Plan	110,014,158
2016 Plan	53,596,236
2018 Plan	107,100,000

The term of the options may not exceed ten years from the date of the grant. The awards under the above plans are subject to vesting schedules ranging from immediately upon grant to six years subsequent to grant date.

On June 29, 2018, Renren Inc.’s compensation committee approved a modification to certain awards to reduce the exercise price for all outstanding options previously granted by Renren with an exercise price higher than $0.0613 per ordinary share to $0.0613 per share. Such reduction was accounted by Renren as a share option modification and required the remeasurement of these share options at the time of the modification. The total incremental cost as a result of the modification was $10,779. The incremental cost related to vested options amounted to $9,304 and was recorded in the consolidated statements of operations during year ended December 31, 2018. The incremental cost related to unvested options amounted to $1,475 and will be recorded over the remaining service periods.

On March 24, 2020, Renren Inc.’s compensation committee approved a modification to certain awards to reduce the exercise price for all outstanding options previously granted by Renren with an exercise price higher than $0.0113 per ordinary share to $0.0113 per share. Such reduction was accounted by Renren as a share option modification and required the remeasurement of these share options at the time of the modification. The total incremental cost as a result of the modification was $6,948. The incremental cost related to vested options amounted to $6,534 and was recorded in the consolidated statements of operations during year ended December 31, 2020. The incremental cost related to unvested options amounted to $414 and will be recorded over the remaining service periods.

The Company did not grant any options under these plans for any periods presented.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.	SHARE-BASED COMPENSATION – continued

Stock options - continued

The following table summarizes information with respect to share options outstanding as of December 31, 2020:

	Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Weighted average intrinsic value	Number of exercisable	Weighted average remaining contractual life	Weighted average exercise price	Weighted average intrinsic value
$0.01	138,724,521	3.42	$0.06	$13,137	130,442,760	3.31	$0.01	$12,353
	138,724,521			$13,137	130,442,760			$12,353

		Weighted	Weighted
		average	average
	Number of	exercise	grant date
	shares	price	fair value
Balance, December 31, 2019	138,953,386	$0.06	$0.64

Exercised	(77,535)	$0.01	$0.51
Forfeited	(151,330)	$0.01	$0.84

Balance, December 31, 2020	138,724,521	$0.01	$0.64

Exercisable, December 31, 2020	130,442,760	$0.01

Expected to vest, December 31, 2020	8,282,496	$0.01

For employee stock options, the Company recorded share-based compensation from continuing operations of $16,459, $4,628, and $11,576 for the years ended December 31, 2018, 2018 and 2020, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method. For Renren stock plans, no share-based compensation was recognized from discontinued operations for any period presented.

For non-employee options, share based compensation was immaterial for the years ended December 31, 2018. For the years ended December 31, 2019 and 2020, there was no share-based compensation recorded for non-employee options.

As of December 31, 2020, there was $4,472 unrecognized share-based compensation expense relating to share options. This amount is expected to be recognized in continuing operations over a weighted-average vesting period of 1.92 years.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.	SHARE-BASED COMPENSATION – continued

Renren Nonvested restricted shares

A summary of the nonvested restricted shares activity is as follows:

	Weighted	Weighted average fair
	number of	value
	nonvested	per ordinary
	restricted	share at the
	shares	grant dates
Outstanding as of December 31, 2019	55,821,488	$0.18

Granted	55,462,455	$0.08
Vested	(18,549,945)	$0.19
Forfeited	(14,538,907)	$0.13

Outstanding as of December 31, 2020	78,195,091	$0.12

The Company recorded compensation expenses based on the fair value of nonvested restricted shares on the grant dates over the requisite service period of award using the straight-line vesting attribution method. The fair value of the nonvested restricted shares on the grant date was the closing market price of the ordinary shares as of the date. The Company recorded compensation expenses related to nonvested restricted shares from continuing operations of $3,917, $3,952 and $2,634 for the years ended December 31, 2018, 2019 and 2020, respectively. For Renren stock plan, no compensation expense from restricted shares was recognized in discontinued operations for any period presented.

Total unrecognized compensation expense amounting to $5,259 related to nonvested restricted shares granted as of December 31, 2020. The expense is expected to be recognized in continuing operations over a weighted-average period of 1.70 years.

Equity Incentive Plan of Chime Technologies, Inc. and Trucker Path, Inc.

On July 13, 2020, Chime Technologies, Inc. and Trucker Path, Inc. adopted the stock incentive plans, whereby 30,000,000 ordinary shares of Chime Technologies, Inc. (“Chime Plan”) and 30,000,000 ordinary shares of Trucker Path, Inc. (“Trucker Path Plan”) are made available for future grant for employees or consultants of Chime and Trucker Path, respectively, either in the form of incentive share options or restricted shares. The term of the options may not exceed ten years from the date of the grant. The awards under the above plans are subject to vesting schedules ranging from immediately upon grant to four years subsequent to grant date.

During 2020, Chime issued an aggregate of 8,346,000 options and 20,000,000 restricted shares under the Chime Plan to certain of its directors, officers and employees as compensation for their services. The term of the options may not exceed ten years from the date of the grant. The weighted-average grant-date fair value of the share options granted during the period presented was $0.02.

During 2020, Trucker Path issued an aggregate of 6,871,000 options and 20,000,000 restricted shares under the Trucker Path Plan to certain of its directors, officers and employees to compensate their services. The weighted-average grant-date fair value of the share options granted during the period presented was $0.01.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.	SHARE-BASED COMPENSATION – continued

Equity Incentive Plan of Chime Technologies, Inc. and Trucker Path, Inc. – continued

In determining the fair value of share options, a binomial option pricing model is applied. Assumptions used to estimate the fair values of the share options granted or modified were as follows:

	Years ended December 31, 2020
	Chime	Trucker Path
Risk-free interest rate (1)	0.73%	0.64%
Volatility (2)	57%	49%
Expected term (in years) (3)	10	10
Exercise price (4)	$0.03	$0.02
Dividend yield (5)	-	-
Fair value of underlying ordinary share (6)	$0.02	$0.01

(1)	Risk-free interest rate

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

The estimated fair value of the ordinary shares underlying the options as of the valuation date was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the valuation dates, management has considered a number of factors, including the result of a third- party appraisal of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the valuation date was determined with the assistance of an independent third -party appraiser.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.	SHARE-BASED COMPENSATION – continued

Equity Incentive Plan of Chime Technologies, Inc. and Trucker Path, Inc. – continued

The following table summarizes information with respect to share options outstanding of Chime Plan as of December 31, 2020:

	Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Weighted average intrinsic value	Number of exercisable	Weighted average remaining contractual life	Weighted average exercise price	Weighted average intrinsic value
$0.03	4,701,097	9.51	$0.03	$22,384	3,599,903	9.51	$0.03	$17,141

		Weighted	Weighted
		average	average
	Number of	exercise	grant date
	shares	price	fair value
Balance, December 31, 2019	-	$-	$-
Granted	8,346,000	$0.03	$0.02
Forfeited	(45,000)	$0.03	$0.02
Vested	(3,599,903)	0.03	0.02
Balance, December 31, 2020	4,701,097	$0.03	$0.02
Exercisable, December 31, 2020	3,599,903	$0.03
Expected to vest, December 31, 2020	4,701,097	$0.03

The following table summarizes information with respect to share options outstanding of Trucker Path Plan as of December 31, 2020:

	Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Weighted average intrinsic value	Number of exercisable	Weighted average remaining contractual life	Weighted average exercise price	Weighted average intrinsic value
$0.02	3,588,181	9.51	$0.02	$17,117	3,217,819	9.51	$0.02	$15,350

		Weighted	Weighted
		average	average
	Number of	exercise	grant date
	shares	price	fair value
Balance, December 31, 2019	-	$-	$-
Granted	6,871,000	$0.02	$0.01
Forfeited	(65,000)	$0.02	$0.01
Vested	(3,217,819)	$0.02	0.01
Balance, December 31, 2020	3,588,181	$0.02	$0.01
Exercisable, December 31, 2020	3,217,819	$0.02
Expected to vest, December 31, 2020	3,588,181	$0.02

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.	SHARE-BASED COMPENSATION – continued

Equity Incentive Plan of Chime Technologies, Inc. and Trucker Path, Inc. – continued

The Company recorded share-based compensation for Chime Plan and Trucker Path Plan from continuing operations of $67 and $31, respectively, for the years ended December 31, 2020, based on the fair value on the grant dates over the requisite service period of award using the straight-line method. The Company did not have any compensation expenses from discontinued operations.

As of December 31, 2020, there were $87 and $35 unrecognized share-based compensation expense relating to share options of Chime Plan and Trucker Path Plan, respectively. This amount is expected to be recognized over a weighted-average vesting period of 3.53 years.

On July 13, 2020, Chime issued 20,000,000 restricted shares under the Chime Plan that were immediately vested on the grant date. The Company recorded compensation expenses of $632 based on the fair value of nonvested restricted shares on the grant date. The fair value of the nonvested restricted shares on the grant date was determined with the assistance of an independent third -party appraiser.

On July 13, 2020, Trucker Path issued 20,000,000 restricted shares under the Trucker Path Plan that were immediately vested on the grant date. The Company recorded compensation expenses of $365 based on the fair value of nonvested restricted shares on the grant date. The fair value of the nonvested restricted shares on the grant date was determined with the assistance of an independent third party appraiser.

The total amount of share-based compensation expense for options and nonvested restricted shares of the Company, Chime and Trucker Path, attributable to selling and marketing, research and development, general and administrative expenses excluding share-based compensation expense of the discontinued operations are as follows:

	Years ended December 31,
	2018	2019	2020
Selling and marketing	$423	$524	$185
Research and development	1,035	1,118	990
General and administrative	18,708	6,938	14,145
Total share-based compensation expense	$20,166	$8,580	$15,320

There was no income tax benefit recognized in the statements of operations for share-based compensation for the years ended December 31, 2018, 2019 and 2020.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.	RELATED PARTY BALANCES AND TRANSACTIONS

Details of major related party balances as of December 31, 2019 and 2020 are as follows:

(1)	Amounts due from related parties

As of December 31, 2019 and 2020, amounts due from related parties including both current and non-current were as follows:

		As of December 31,
	Note	2019	2020
Beijing Infinities	(i)	$681	$726
Others		7	38
Amounts due from related parties - current		$688	$764

Oak Pacific Investment	(ii)	$91,758	$67,985
Beijing Infinities	(i)	40,000	-
Amounts due from related parties – non current		131,758	67,985
Total		$132,446	$68,749

(i)	The balance represents the receivable from Beijing Infinities in connection with the disposition of the SNS business. The balance includes a US$40 million receivable in the form of Beijing Infinities shares. Refer to Note 4 for further details.

(ii)	The balance of December 31, 2020 represents the US$50 million note issued by Oak Pacific Investment to Renren and US$18 million accrued interest income. In connection with the private placement transaction completed on June 21, 2018, OPI issued a note to Renren with an interest rate of 8.0% per year. The term of the note is the earlier of five years and the date upon which OPI and its subsidiaries no longer hold any shares of Social Finance Inc. In March 2019, the interest rate was increased to 8.5% per year in connection with a refinancing of Oak Pacific Investment’s debt obligations. In December 2019, OPI repaid the principal of US$9.6 million and the associated interests of US$0.4 million. In March 2020, OPI repaid the principal of US$3.7 million and the associated interests of US$0.3 million. In December 2020, OPI repaid the principal of US$26.4 million and the associated interests of US$1.1 million. The balance is included in amount due from related party, non-current at December 31, 2019 and 2020.

(2)	Amounts due to related parties

	As of December 31,
	2019	2020
Beijing Infinities	$681	$697
Others	93	-
Total	$774	$697

Details of major related party transactions for the years ended December 31, 2018, 2019 and 2020 are as follows:

(3)	Major transaction with related parties for amount due from related parties

	Years ended December 31,
	2019	2020
Interest accrued for Promissory note:
OPI	$7,904	$7,756

Promissory note principal received:
OPI	(10,027)	(31,529)

Amount accrued (received) from disposition of Renren SNS:
Beijing Infinities	(6,067)	(40,000)

Loan to a related party:
Beijing Zhenzhong	3,858	3,155

Amount received from loan to a related party:
Beijing Zhenzhong	(4,144)	(3,060)

Equity method Investment:
One Rent	(600)	-

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.	RELATED PARTY BALANCES AND TRANSACTIONS – continued

(4)	Transactions with related parties for amount due to related parties

	Years ended December 31,
	2019	2020
Repayment of loan from related parties:
Beijing Infinities	$1,192	$29
OPI	27	-

Loan from a related party:

Beijing Infinities	(1,879)	(1)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

As described in Note 4, Kaixin was treated as discontinued operation. As a result, the Company reevaluated and concluded that it had only one reportable segment as of December 31, 2020.

The majority of the Company's revenue for the years ended December 31, 2018, 2019 and 2020 was generated from the PRC and the United States. The following table sets forth the disaggregation of revenue by country:

	Years ended December 31,
	2018		2019		2020
PRC	$61,046	91%	$6,824	45%	$587	3%
United States	5,748	9%	8,261	55%	17,519	97%
Total Revenue	$66,794	100%	$15,085	100%	$18,106	100%

As of December 31, 2018, 2019 and 2020, substantially all of the long-lived assets of the Company were located in the PRC. Therefore, no geographical segments are presented.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.	STATUTORY RESERVE AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries and VIE entities located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries' or the affiliated PRC entities' discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of the Company's subsidiaries, the Company's affiliated PRC entities and their respective subsidiaries. The Company's subsidiaries and VIE entities are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2020, none of the Company's PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold, therefore they will continue to allocate at least 10% of their after-tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Company's subsidiaries. The appropriation to these reserves by the Company's PRC subsidiaries was $nil for the years ended December 31, 2018, 2019 and 2020, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIE entities. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE entities in the Company not available for distribution was $257,107 and $266,542 as of December 31, 2019 and 2020, respectively.

18.	SUBSEQUENT EVENT

On March 31, 2021, Kaixin announced that it has entered into a definitive securities purchase agreement (the"Purchase Agreement") with the Company, and completed the closing on the same date. Pursuant to the Purchase Agreement, the Company invested $6,000 in newly designated convertible preferred shares of Kaixin. The preferred shares are convertible into the Kaixin's ordinary shares at a conversion price of $3.00, subject to customary adjustments pursuant to the Purchase Agreement.

RENREN INC.

Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

As of December 31, 2019 and 2020

(U.S. dollars in thousands, except share data and per share data)

	As of December 31,
	2019	2020
ASSETS

Current assets:
Cash and cash equivalents	$173	$1,933
Prepaid expenses and other current assets	519	1,058
Amounts due from subsidiaries	409,258	432,494
Total current assets	409,950	435,485

Amounts due from related parties non-current	91,758	67,985

TOTAL ASSETS	$501,708	$503,470

LIABILITIES AND EQUITY

Current liabilities:
Short-term loan	11,000	11,400
Accrued expenses and other current liabilities	3,152	2,167
Contingent consideration	204	407

Total current liabilities	14,356	13,974

Long-term contingent consideration	828	1,652
Deficit of investment in subsidiaries	382,411	380,794

TOTAL LIABILITIES	$397,595	$396,420

Equity:
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized, 750,816,633 and 769,444,113 shares issued and outstanding as of December 31, 2019 and 2020, respectively	751	770
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 305,388,450 and 305,388,450 shares issued and outstanding as of December 31, 2019 and 2020, respectively	305	305
Additional paid-in capital	720,513	742,775
Accumulated deficit	(608,118)	(627,338)
Accumulated other comprehensive loss	(9,338)	(9,462)
Equity	104,113	107,050
TOTAL LIABILITIES AND EQUITY	$501,708	$503,470

RENREN INC.

Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

For the years ended December 31, 2018, 2019 and 2020

(U.S. dollars in thousands, except share data and per share data)

	Years ended December 31,
	2018	2019	2020
Selling and marketing	$423	$524	$98
Research and development	1,035	1,118	467
General and administrative	25,536	8,030	16,003

Total operating expenses	26,994	9,672	16,568

Other income (expenses)	924	-	(2,765)
Interest income	3,969	7,904	7,756
Interest expenses	(3,989)	(565)	(302)
Fair value change of contingent consideration	-	20,662	(1,027)
Loss in equity method investments	(1,415)	(417)	-
Gain on deconsolidation of the subsidiaries	182,441	-
Equity in loss of subsidiaries and variable interest entities	(82,396)	(69,005)	(6,314)

Net income (loss)	$72,540	$(51,093)	$(19,220)
Other comprehensive (loss) income, net of tax:
Foreign currency translation	(5,770)	(3,344)	(124)
Net unrealized (loss) gain on available-for-sale investments	(9,671)	9	-
Non-controlling interest disposition	2,519	-	-
Transfer to statements of operations of realized gain on available-for-sale securities	(7,364)	(9)	-
Other comprehensive loss	(20,286)	(3,344)	(124)
Comprehensive income (loss)	52,254	(54,437)	(19,344)

RENREN INC.

Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	Years ended December 31,
	2018	2019	2020
Net cash provided by (used in) operating activities	$16,026	$13,850	$(30,170)

Cash flows from investing activities:
Proceeds from sale of equity investments without readily determinable fair values	4,585	-	-
Proceeds from repayment of the note issued by OPI	-	9,564	31,529

Net cash provided by investing activities	4,585	9,564	31,529

Cash flows from financing activities:
Proceeds from exercise of share options	1,107	10	1
Proceeds from borrowings	27,000	7,000	400
Cash distribution to shareholders related to acquisition of OPI	(133,665)	-	-
Repayment of borrowings	(12,000)	(31,000)	-

Net cash (used in) provided by financing activities	(117,558)	(23,990)	401

Net (decrease) increase in cash and cash equivalents	(96,947)	(576)	1,760
Cash and cash equivalents at beginning of year	97,697	749	173
Effect of exchange rate changes	(1)	-	-
Cash and cash equivalents at end of year	$749	$173	$1,933