Form 20-F
period 2021-12-31
Renren Inc.
filed 2022-05-02
CIK 1509223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-35147

Renren Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

2828 N. Central Avenue Fl 7,

Phoenix, Arizona, 85004 USA

(Address of principal executive offices)

Chris Palmer, Chief Financial Officer

Telephone: +1-833-258-7482

Email: ir@renren-inc.com

2828 N. Central Avenue Fl 7,

Phoenix, Arizona, 85004 USA

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

As of December 31, 2021, 815,936,577 Class A ordinary shares, par value US$0.001 per share (excluding the Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 305,388,450 Class B ordinary shares, par value US$0.001 per share, were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

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

Yes ☐  No  ☐

i

INTRODUCTION

In this annual report, except where the context otherwise requires:

●	“ADSs” refers to our American depositary shares, each of which represents 45 Class A ordinary shares, par value US$0.001 per share. On February 6, 2017, we changed the number of ordinary shares represented by each ADS from 3 to 15. On January 9, 2020, we further changed the number of ordinary shares represented by each ADS from 15 to 45. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the change in the number of ordinary shares represented by each ADS from 15 to 45 that became effective on January 9, 2020.
●	“Chime” refers to Chime Technologies, Inc., our majority-owned subsidiary incorporated in the State of Delaware.
●	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Hong Kong, Macau and Taiwan.
●	“Qianxiang Shiji” refers to Qianxiang Shiji Technology Development (Beijing) Co., Ltd., our wholly-owned subsidiary incorporated in the People’s Republic of China.
●	“Qianxiang Tiancheng” or “VIE” refers to Beijing Qianxiang Tiancheng Technology Development Co., Ltd., a company incorporated in the People’s Republic of China.
●	“SaaS” refers to software as a service.
●	“Shares” or “ordinary shares” refer, collectively, to our Class A and Class B ordinary shares, par value US$0.001 per share. Except as otherwise indicated, all share and per share data in this annual report give retroactive effect to the ten-for-one share split that became effective on March 25, 2011.
●	“Trucker Path” refers to Trucker Path, Inc., our majority-owned subsidiary incorporated in the State of Delaware.
●	“We,” “us,” “our company,” “the Company,” “our” or “Renren” refer, collectively, to Renren Inc. and its subsidiaries and, in the context of describing our consolidated financial information, also include the VIE and its subsidiaries, unless the context otherwise requires.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial condition, and results of operations;
●	expected changes in our revenues and certain cost and expense items;
●	our expectations regarding our SaaS businesses and our other operations in the United States and China;
●	our expectations regarding demand for and market acceptance of our services;
●	changes in technology affecting our business, and our company’s responses to these changes;
●	our expectations regarding our relationships with distributors, customers, suppliers, strategic partners, and other stakeholders;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	We have a history of losses from operations and negative cash flows from operating activities, which may continue in the future.
●	We are dependent upon customer renewals, the addition of new customers, increased revenue from existing customers, and the continued growth of the market for our SaaS businesses.
●	Our subscription renewal rates may decrease, and any decrease could harm our future revenue and operating results.
●	We face significant competition from both established and new companies offering SaaS products other related applications similar to those we offer, as well as internally developed software, which may harm our ability to add new customers, retain existing customers, and grow our business.
●	We have experienced rapid growth in headcount and organizational change in recent periods and expect continued future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service, or address competitive challenges adequately.
●	Failure to effectively develop and expand our marketing, sales, customer service, and content management capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products and services.
●	If we fail to further enhance our brand and maintain our existing strong brand awareness, our ability to expand our customer base will be impaired and our financial condition may suffer.
●	If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, and changing customer needs or requirements, our SaaS products may become less competitive.
●	If we fail to offer high-quality customer support, our business and reputation may suffer.

●	Our ability to introduce new services and features is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, we may not be able to compete effectively and our business and operating results may be harmed.
●	We rely on sophisticated information systems and third-party cloud infrastructure to run our business. The failure of these systems, any service disruptions or outages, or the inability to enhance our capabilities, could have a material adverse effect on our business, sales, and results of operations.
●	Cyber-attacks, computer viruses, physical or electronic break-ins or other unauthorized access to our or our business partners’ computer systems could result in misuse of confidential information and misappropriation of funds of our customers, subject us to liabilities, cause reputational harm, and adversely impact our results of operations and financial condition.
●	Security concerns about online payment systems we use could damage our reputation and deter current and potential users from using our services.
●	Interruptions or delays in service from our third-party data center providers could impair our ability to deliver our SaaS services to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers, limited growth, and reduction in revenue.
●	We are dependent on the continued availability of third-party online marketing and data hosting and transmission services.
●	If we do not or cannot maintain the compatibility of our SaaS services with third-party applications that our customers use in their businesses, our revenue will decline.
●	We rely on data provided by third parties, the loss of which could limit the functionality of our SaaS services and disrupt our business.
●	Privacy and data security concerns and end users’ acceptance of internet behavior tracking may limit the applicability, use and adoption of our SaaS services.
●	Our research and development operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.
●	We have granted, and may continue to grant, share options, restricted share units, and other share-based awards under our equity incentive plans, which may result in increased share-based compensation expenses.
●	Our ownership interest in our SaaS operating businesses Chime and Trucker Path may be diluted if the respective companies issue new shares to third parties to raise capital or pursuant to their equity incentive plans.
●	Our investment interest in Kaixin may continue to be materially adversely affected by Kaixin’s financial and operating performance.
●	Our business may be materially adversely affected by COVID-19 or other epidemics that impact the global economy or the economies of the markets we serve and operate in.
●	We may not be able to prevent unauthorized use of our intellectual property, which could materially and adversely affect our business and results of operations.
●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

●	We have been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

Risks Related to Our Corporate Structure

●	Our dual-class voting structure allows our two largest shareholders to significantly influence our actions over important corporate matters, will limit your ability to influence corporate matters, and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	If the PRC government finds that the agreements that establish the structure for our operations in China do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	We have contractual arrangements with Qianxiang Tiancheng for some of our China operations, which may not be as effective in providing operational control as direct ownership. Any failure by Qianxiang Tiancheng or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our ability to conduct business and negatively affect our financial condition.

Risks Related to Our ADSs

●	If the PCAOB is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.
●	The market price for our ADSs has fluctuated and may continue to be volatile.
●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.
●	As a foreign private issuer incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance listing standards.
●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
●	We may be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequence to U.S. Holders of our ADSs or ordinary shares.

Risks Related to Our Business and Industry

We have a history of losses from operations and negative cash flows from operating activities, which may continue in the future.

We have made significant changes to our business scope in recent years. The portfolio of services we offer has evolved from social networking services, or SNS, historically the core of our company’s business, to a SaaS business. In the year ended December 31, 2021, 98.9% of our revenues were derived from our SaaS business, which generates revenue from subscription and advertising services. We may invest in other new initiatives in the future that may require significant investment and organizational effort. Over our history, we have disposed of existing businesses to focus on new business opportunities.

We have incurred net losses and negative cash flows from operating activities in the past and we may not be able to achieve or maintain profitability or positive cash flow in the future. Our total revenues increased from US$15.1 million in 2019 to US$18.1 million in 2020 and increased to US$32.2 million in 2021, and loss from continuing operations were US$38.4 million, US$16.8 million and US$103.4 million in 2019, 2020 and 2021, respectively. We had negative cash flows from continuing operating activities of US$28.4 million, US$11.7 million and US$19.0 million in 2019, 2020 and 2021, respectively.

We expect to continue as a going concern. As of December 31, 2021, we had net current assets (current assets less current liabilities) of US$41.2 million, and an accumulated deficit of US$620.4 million. Our ability to continue as a going concern depends on our ability to generate cash flows from operations, and to arrange adequate financing arrangements. In January 2021, we received US$68.0 million from a related party as payment of receivables due, which enables us to have sufficient cash reserve for our operating needs for at least the next twelve months from the date of this annual report. However, if negative cash flow from operating activities persists in the long run, cash resources may become insufficient to satisfy our on-going cash requirements.

Expansion into new businesses may present operating and marketing challenges different from those we currently encounter, and we cannot assure that our new business initiatives will be successful enough to justify the time, effort and resources that we devote to them.

We are dependent upon customer renewals, the addition of new customers, increased revenue from existing customers, and the continued growth of the market for our SaaS businesses.

We derive, and expect to continue to derive, a substantial portion of our revenue from the sale of subscriptions to our SaaS services, Chime and Trucker Path. The market for our SaaS applications is rapidly evolving, and competitive dynamics may cause pricing levels to change as the market matures and as existing and new market participants introduce new types of applications and different approaches to enable businesses to address their respective needs. As a result, we may be forced to reduce the prices we charge for our products and may be unable to renew existing customer subscriptions or enter into new customer subscriptions at the same prices and upon the same terms that we have historically. In addition, our growth strategy involves the offering of freemium versions of our products intended to provide customers an opportunity to use our product and expand their use of our SaaS services with paid offerings, cross-sell our products to existing marketing product customers, and upsell new value-added services and features through touchless or low touch in product purchases. If our cross-selling efforts are unsuccessful or if our existing customers do not expand their use of our SaaS services or adopt additional offerings and features, our operating results may suffer.

Our subscription renewal rates may decrease, and any decrease could harm our future revenue and operating results.

Our customers have no obligation to renew their subscriptions for our SaaS services after the expiration of their subscription periods, substantially all of which are one year or less and often month-to-month. In addition, our customers may seek to renew for lower subscription tiers, for fewer seats, or for shorter contract lengths. Also, customers may choose not to renew their subscriptions for a variety of reasons. Our renewal rates may decline or fluctuate as a result of a number of factors, including limited customer resources, pricing changes, the prices of services offered by our competitors, adoption and utilization of our SaaS services and add-on applications by our customers, adoption of our new products, customer satisfaction with our SaaS services, mergers and acquisitions affecting our customer base, reductions in our customers’ spending levels or declines in customer activity as a result of economic downturns or uncertainty in financial markets. If our customers do not renew their subscriptions for our SaaS services or decrease the amount they spend with us, our revenue will decline and our business will suffer. In addition, a subscription model creates certain risks related to the timing of revenue recognition and potential reductions in cash flows. A portion of the subscription-based revenue we report each period results from the recognition of deferred revenue relating to subscription agreements entered into during previous periods. A decline in new or renewed subscriptions in any period may not be immediately reflected in our reported financial results for that period, but may result in a decline in our revenue in future periods. If we were to experience significant downturns in subscription sales and renewal rates, our reported financial results might not reflect such downturns until future periods.

We face significant competition from both established and new companies offering SaaS products and other related applications similar to those we offer, as well as internally developed software, which may harm our ability to add new customers, retain existing customers and grow our business.

The SaaS software market is evolving, highly competitive and significantly fragmented. With the introduction of new technologies and the potential entry of new competitors into the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, maintain or increase renewals and maintain our prices.

We face intense competition from other software companies that develop productivity software for the real estate professional and long-haul trucking industry. Competition could significantly impede our ability to sell subscriptions to our SaaS products on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future products less competitive, or obsolete. In addition, if these competitors develop products with similar or superior functionality to our SaaS services, we may need to decrease the prices or accept less favorable terms for our SaaS services subscriptions in order to remain competitive. If we are unable to maintain our pricing due to competitive pressures, our margins will be reduced and our operating results will be negatively affected.

In addition, instead of using our SaaS services, some prospective customers may elect to combine disparate point applications that provide functionality similar to our products. We expect that new competitors, such as enterprise software vendors or Transportation Management System providers that have traditionally focused on enterprise resource planning and enterprise software solutions, will develop and introduce applications serving customer-facing functions offered by our products and services. This development could have an adverse effect on our business, operating results, and financial condition. In addition, competitors could acquire or develop applications that compete with our software offerings.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, be able to devote greater resources to the development, promotion, sale and support of their products and services, may have more extensive customer bases and broader customer relationships than we have, and may have longer operating histories and greater name recognition than we have. As a result, these competitors may have the ability to respond faster to new technologies and undertake more extensive marketing campaigns for their products. In a few cases, these vendors may also be able to offer marketing, sales, customer service, and other services at little or no additional cost by bundling it with their existing suite of applications. To the extent any of our competitors has existing relationships with potential customers, those customers may be unwilling to purchase our SaaS services because of their existing relationships with our competitor. If we are unable to compete with such companies, the demand for our software and services could substantially decline.

In addition, if one or more of our competitors were to merge or partner with another of our competitors, our ability to compete effectively could be adversely affected. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic distribution and technology partners or other parties with whom we have relationships, thereby limiting our ability to promote and deliver our SaaS services.

We have experienced rapid growth in headcount and organizational change in recent periods and expect continued future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service, or address competitive challenges adequately.

Our headcount and operations have grown substantially. For example, we had 409 full-time employees as of December 31, 2021, as compared with 324 as of December 31, 2020. We also plan to open an additional office in Guadalajara, Mexico in the future. This growth has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure. We anticipate further growth will be required to address increases in our product offerings and continued expansion. Our success will depend in part upon our ability to recruit, hire, train, manage, and integrate a significant number of qualified managers, technical personnel, and employees in specialized roles within our company, including in technology, and sales and marketing. Furthermore, it may become more difficult to preserve our corporate culture as we grow. Any failure to preserve our culture could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively, and execute on our business strategy. If we experience any of these effects in connection with future growth, if our new employees perform poorly, or if we are unsuccessful in recruiting, hiring, training, managing, and integrating these new employees, or retaining these or our existing employees, it could materially impair our ability to attract new customers, retain existing customers and expand their use of our SaaS services, all of which would materially and adversely affect our business, financial condition, and results of operations.

In addition, to manage the expected continued growth of our headcount, operations, and geographic expansion, we will need to continue to improve our information technology infrastructure, operational, financial and management systems and procedures. Our anticipated additional headcount and related investments will increase our daily operating costs, which will make it more difficult for us to address any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our growth, we will be unable to successfully execute our business plan, which could have a negative impact on our business, results of operations, or financial condition.

Failure to effectively develop and expand our marketing, sales, customer service, and content management capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products and services.

To increase our customer base and achieve broader market acceptance of our SaaS services, we will need to expand our marketing, sales, customer service, and advertising operations including our sales force and third-party channel partners. We will continue to dedicate significant resources to inbound sales and marketing programs. The effectiveness of our inbound sales and marketing and third-party channel partners has varied over time, may vary in the future, and depends on our ability to maintain and improve our products, customer service, and reputation. All of these efforts will require us to invest significant financial and other resources. Our business will be seriously harmed if our efforts do not generate a correspondingly significant increase in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective.

If we fail to further enhance our brand and maintain our existing strong brand awareness, our ability to expand our customer base will be impaired and our financial condition may suffer.

We believe that our development of our SaaS brands is critical to achieving widespread awareness of our existing and future SaaS services, and, as a result, is important to attracting new customers and maintaining existing customers. Successful promotion and maintenance of our brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide a reliable and useful customer experience at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business could suffer.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, and changing customer needs or requirements, our SaaS products may become less competitive.

Our future success depends on our ability to adapt and innovate our SaaS services. To attract new customers and increase revenue from existing customers, we need to continue to enhance and improve our offerings to meet customer needs at prices that our customers are willing to pay. Such efforts will require adding new functionality and responding to technological advancements, which will increase our research and development costs. If we are unable to develop new applications and features that address our customers’ needs, or to enhance and improve our SaaS services in a timely manner, we may not be able to maintain or increase market acceptance of our products. Our ability to grow is also subject to the risk of future disruptive technologies. Access to and use of our SaaS services is provided via the cloud, which, itself, was disruptive to the previous enterprise software model. If new technologies emerge that are able to solve problems more effectively or offer services similar to ours at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely affect our ability to compete.

If we fail to offer high-quality customer support, our business and reputation may suffer.

High-quality education, training and customer support are important for the successful marketing, sale and use of our SaaS services and for the renewal of existing customers. Providing this education, training and support requires that our customer support personnel have specific domain knowledge and expertise in our products and services, making it more difficult for us to hire qualified personnel and to scale up our support operations. The importance of high-quality customer support will increase as we expand our business and pursue new customers including large multi-seat enterprise accounts. If we do not help our customers use our products, perceive value in their use, and provide effective ongoing support, our ability to sell additional functionality and services to, or to retain, existing customers may suffer and our reputation with existing or potential customers may be harmed.

Our ability to introduce new services and features is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, we may not be able to compete effectively and our business and operating results may be harmed.

To remain competitive, we must continue to develop new offerings, applications, features and enhancements to our SaaS services. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we are unable to develop our SaaS services internally due to certain constraints, such as high employee turnover, lack of management ability, or a lack of other research and development resources, we may miss market opportunities. Most of our research and development personnel and resources are based outside the United States, particularly in China. If we fail to maintain or expand research and development personnel and resources in a manner that satisfies customer preferences in a timely and cost-effective manner, we may fail to retain our existing customers or increase demand for our SaaS products. Further, many of our competitors expend a considerably greater amount of funds on their research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors could materially adversely affect our business.

We rely on sophisticated information systems and third-party cloud infrastructure to run our business. The failure of these systems, any service disruptions or outages, or the inability to enhance our capabilities, could have a material adverse effect on our business, sales, and results of operations.

Our business and reputation depend upon the performance, reliability, availability, integrity and efficient operation of our information systems and third-party cloud infrastructure we contract with to host and make our SaaS products available to subscribers. There is no assurance that we or our service providers will be able to prevent damage or interruption to the infrastructure and computer systems on which our SaaS products reside, from natural disasters, power or telecommunications failures, software errors, bugs or defects, configuration errors, computer viruses, denial-of-service attacks, security breaches, hacking attempts, sanctions, de-platforming boycotts or criminal acts at all times. In the event of a service disruption or outage in our computer systems, our computer systems may not be able to store, retrieve, process and manage data. For example, we may experience temporary service disruptions or data losses during data migrations between old and new systems or system upgrades. We may not be able to recover all data and services in the event of a service disruption or outage.

Any interruption or delays in our services, whether due to third-party error or our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our customers, users of our SaaS services and our reputation, subject us to liabilities, and cause customers and users of our SaaS services to abandon our SaaS services, any of which could adversely affect our business, financial condition, and results of operations.

Cyber-attacks, computer viruses, physical or electronic break-ins or other unauthorized access to our or our business partners’ computer systems could result in misuse of confidential information and misappropriation of funds of our customers, subject us to liabilities, cause reputational harm and adversely impact our results of operations and financial condition.

Our SaaS services collect, store and process certain personal information and other sensitive data from our customers. The massive data that we have processed and stored makes us and our server hosting service providers the targets of, and potentially vulnerable to, cyber-attacks, computer viruses, hackers, denial-of-service attacks, physical or electronic break-ins or other unauthorized access. While we have taken steps to protect such confidential information, our security measures may be breached. Because techniques used to sabotage or obtain unauthorized access into systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our or our server hosting service providers’ systems could cause confidential customer information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is subject to legislation and regulations in numerous domestic and international jurisdictions, inability to protect confidential information of our customers could result in additional cost and liability for us, damage our reputation, inhibit the use of our SaaS services and harm our business.

We also face indirect technology and cybersecurity risks relating to our business partners, including our third-party payment service providers who manage the transfer of customer funds. As a result of increasing consolidation and interdependence of computer systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on our business partners. Although our agreements with third-party payment service providers provide that each party is responsible for the cybersecurity of its own systems, any cyber-attacks, computer viruses, hackers, denial-of-service attacks, physical or electronic break-ins or similar disruptions of such third-party payment service providers could, among other things, adversely affect our ability to serve our customers, and could even result in misappropriation of funds of our customers. If that were to occur, we and our third-party payment service providers could be held liable to customers who suffer losses from the misappropriation.

Security concerns about online payment systems we use could damage our reputation and deter current and potential users from using our services.

We could be liable for any breach of security relating to our payment platforms or the third-party online payment platforms we use, and concerns about the security of internet transactions could damage our reputation, deter current and potential users from using our SaaS services and have other adverse consequences to our business.

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

Interruptions or delays in service from our third-party data center providers could impair our ability to deliver our SaaS services to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers, limited growth, and reduction in revenue.

We currently serve the majority of our customers from third-party data center hosting facilities operated by Amazon Web Services. Our operations depend, in part, on our third-party facility providers’ abilities to protect these facilities against damage or interruption from government actions or natural disasters, such as earthquakes and hurricanes, power or telecommunications failures, and similar events. In the event that any of our third-party facilities arrangements is terminated, or if there is a lapse of service or damage to a facility, we could experience interruptions in our SaaS services as well as delays and additional expenses in arranging new facilities and services.

Any damage to, or failure of, the systems of our third-party providers could result in interruptions to our SaaS services. Despite precautions taken at our data centers, the occurrence of spikes in usage volume, a natural disaster, such as earthquakes or hurricane, an act of terrorism, vandalism or sabotage, a decision to close a facility without adequate notice, or other unanticipated problems at a facility could result in lengthy interruptions in the availability of our on-demand software. Even with current and planned disaster recovery arrangements, our business could be harmed. These factors in turn could further reduce our revenue, subject us to liability and cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could materially adversely affect our business.

We are dependent on the continued availability of third-party online marketing and data hosting and transmission services.

A significant portion of our inbound lead generation and date center operating cost is from our third-party services from marketing service providers such as Google ads and data hosting and transmission services. If the costs for such services increase due to vendor consolidation, regulation, contract renegotiation, or otherwise, we may not be able to increase the fees for our CRM Platform or services to cover the changes. As a result, our operating results may be significantly worse than forecast.

If we do not or cannot maintain the compatibility of our SaaS services with third-party applications that our customers use in their businesses, our revenue will decline.

A significant percentage of our customers choose to integrate our SaaS services with certain capabilities provided by third-party application providers using application programming interfaces, or APIs, published by these providers. We also depend on integrations, for our Trucker Path business to load boards and the Transportation Management Systems of brokers and shippers that interface with the drivers that subscribe to our SaaS services. The functionality, popularity, and continued growth of our product ecosystem depends, in part, on our ability to integrate our SaaS services with third-party applications and platforms, including Amazon Web Services, Here Maps, and Google Cloud, that our customers use and from which they obtain data. Third-party providers of applications and APIs may change the features of their applications and platforms, restrict our access to their applications and platforms, or alter the terms governing use of their applications and APIs and access to those applications and platforms in an adverse manner. Such changes could functionally limit or terminate our ability to use these third-party applications and platforms in conjunction with our SaaS services, which could negatively impact our offerings and harm our business. If we fail to integrate our SaaS services with new third-party applications and platforms that our customers depend upon to use our SaaS services or fail to renew existing relationships pursuant to which we currently provide such integration, we may not be able to offer the functionality that our customers need, which would negatively impact our ability to generate new revenue or maintain existing revenue and adversely impact our business.

We rely on data provided by third parties, the loss of which could limit the functionality of our SaaS services and disrupt our business.

Select functionality of our SaaS services depends on our ability to deliver data required to use our SaaS services. Examples of such data include inbound leads from third party service providers, MLS data, load board information, and GPS coordinates. In the future, any of these third parties could change its data sharing policies, including making them more restrictive, or alter its algorithms that determine the placement, display, and accessibility of search results and social media updates, any of which could result in the loss of, or significant impairment to, our ability to collect and provide useful data to our customers. These third parties could also interpret our or our service providers’ data collection policies or practices as being inconsistent with their policies, which could result in the loss of our ability to collect this data for our customers. Any such changes could impair our ability to deliver data to our customers and could adversely impact select functionality of our SaaS services, impairing the return on investment that our customers derive from using our solution, as well as adversely affecting our business and our ability to generate revenue.

Privacy and data security concerns and end users’ acceptance of internet behavior tracking may limit the applicability, use and adoption of our SaaS services.

Privacy and data security concerns may cause end users to resist providing the personal data or our compilation of the usage data necessary to allow our customers to use our SaaS services effectively. We have implemented various features intended to enable our customers to better protect end user privacy and to ensure data security, but these measures may not alleviate all potential privacy and data security concerns and threats. Even the perception of privacy and data security concerns, whether or not valid, may inhibit market adoption of our SaaS services, especially in industries that rely on sensitive personal information or collect data perceived as being sensitive. Privacy and data security laws continue to evolve and change. The costs of compliance with, and other burdens imposed by changes to these laws and regulations may limit the use and adoption of our SaaS services, reduce overall demand for the products and services, increase compliance costs, or lead to significant fines, penalties or liabilities for any noncompliance or loss of any such action.

Our research and development operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

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

Our investment interest in Kaixin may continue to be materially adversely affected by Kaixin’s financial and operating performance.

As of the date of this annual report, we hold 32,765,687 ordinary shares and 6,000 convertible preferred shares of Kaixin Auto Holdings, or Kaixin, a Cayman Islands company whose shares are listed on the Nasdaq Capital Market (NASDAQ: KXIN). The fair value of our investment in Kaixin can be negatively impacted by fluctuations in Kaixin’s share price. Subsequent to deconsolidation, we recorded $63.4 million in losses from our equity of loss in Kaixin during 2021. Further, there is a multitude of risks and uncertainties relating to the performance and valuation of Kaixin, including risks relating to Kaixin’s ability to operate and compete in the highly competitive automobile sales industry in China. As such, the value or liquidity of our investments in Kaixin could decline and result in a material impairment, which could result in a material write-down of our investment in Kaixin. In addition, we issued a standby letter of credit to the benefit of East West Bank that guarantees Kaixin’s payment of approximately US$9.3 million to East West Bank. We believe the guarantee will not be released in the foreseeable future. We have, therefore, recorded a provision for the value of the guarantee.

Our business may be materially adversely affected by COVID-19 or other epidemics that impact the global economy or the economies of the markets we serve and operate in.

During 2020 and most of 2021 the global economy suffered from the outbreak of COVID-19. In March 2020, the World Health Organization declared the COVID-19 a pandemic. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of businesses and facilities worldwide.

Our results of operations have been, and could continue to be adversely, and may be materially affected, to the extent that COVID-19 or any other epidemic impacts the global economy. Any potential impact to our results will depend, to a large extent, on future developments regarding the duration and severity of COVID-19 or other epidemics and the actions taken by government authorities and other entities to contain and manage the impact of COVID-19 or other epidemics, including the extent of mandates that restrict travel and the ability to conduct business, almost all of which are beyond our control.

The extent to which COVID-19 or other epidemics impact our long-term results remains uncertain. There are still significant uncertainties regarding COVID-19’s future impact, as we are unable to predict the likelihood, extent and severity of additional variants and treatments for such variants, the actions that may be taken by government authorities including lockdowns, government stimulus measures, and mandates, all of which are beyond our control. As a result, any material adverse impact resulting from COVID-19 or other epidemics could result in certain of our current balance sheet estimates and assumptions that require significant judgment and are subject to variability to change materially in future periods.

A severe or prolonged downturn in the U.S. or global economy could materially and adversely affect our business and financial condition.

COVID-19 has had a severe and negative impact on the global economy since early 2020. Since the pandemic global central banks and governments have accelerated expansionary monetary and fiscal policies which have led to inflation rates in the U.S. that rival those seen in the late 1970s and early 1980s. Unrest, terrorist threats, and the potential for war may increase market volatility across the globe. In particular, the military conflicts of Russia with Ukraine and the escalation of tension between Russia and other countries, including the U.S. and European countries, as well as between China and other countries, including surrounding Asian countries, may have unpredictable economic consequences. There is still significant uncertainty about the future relationship among these countries with respect to territorial disputes, trade policies, treaties, government regulations, and tariffs. Any severe or prolonged slowdown in the global or US economy or any country in which we have operations may materially and adversely affect our business, results of operations, and financial condition.

We have granted, and may continue to grant, share options, restricted share units, and other share-based awards under our equity incentive plans, which may result in increased share-based compensation expenses.

We have adopted seven equity incentive plans for Renren Inc. in 2006, 2008, 2009, 2011, 2016, 2018 and 2021, respectively. As of March 31, 2022, options and restricted share units to acquire 169,984,085 Class A ordinary shares of Renren Inc. were outstanding. For the years ended December 31, 2019, 2020 and 2021, we recorded US$8.6 million, US$15.3 million and US$8.5 million, respectively, in share-based compensation expenses. As of December 31, 2021, we had US$0.5 million of unrecognized share-based compensation expenses relating to share options, which are expected to be recognized over a weighted average vesting period of 0.25 years, and US$5.6 million of unrecognized share-based compensation expenses relating to non-vested restricted share units, which are expected to be recognized over a weighted average vesting period of 1.4 years.

On March 24, 2020, our compensation committee approved a reduction in the exercise price for all outstanding options previously granted by our company with an exercise price higher than US$0.0113 per ordinary share to US$0.0113 per share, representing the closing price of our ADSs on the NYSE on March 18, 2020.

On November 4, 2021, our board of directors approved a 2021 Equity Incentive Plan for each of Renren, Inc., Chime Technologies, Inc., and Trucker Path, Inc. As of December 31, 2021, no shares have been issued under these plans. Share awards granted under these plans are expected to result in increased share-based compensation expenses in 2022 as shares are issued pursuant to these awards.

We believe the granting of share options, restricted share units and other share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share options and restricted share units to key personnel and employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Our ownership interest in our SaaS operating businesses Chime and Trucker Path may be diluted if the respective companies issue new shares to third parties to raise capital or pursuant to their equity incentive plans.

We have adopted two equity incentive plans in 2020 and 2021 for each of our subsidiaries Chime Technologies, Inc. and Trucker Path, Inc. As of March 31, 2022, options and restricted stock units to acquire 10,642,100 shares of common stock of Chime Technologies, Inc. were outstanding. As of March 31, 2022, options and restricted stock units to acquire 10,341,600 shares of common stock of Trucker Path, Inc. were outstanding. If Chime Technologies, Inc. and Trucker Path, Inc. issue new shares upon vesting and/or exercise of these share-based awards, such new issuances would dilute our ownership and economic interests in such companies, and correspondingly those of our shareholders, including holders of our ADSs. In addition, each of Chime Technologies, Inc. and Trucker Path, Inc. may in the future issue additional shares to raise capital to fund their respective business growth. There can be no assurance that we will be able to maintain our proportion of ownership interest in either company after the completion of such capital-raising activities.

We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation.

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. For example, we are currently involved in certain derivative lawsuits, as nominal defendant, in connection with the Oak Pacific Investments, or OPI, Transaction. See “Item 4. Information on the Company—A. History and Development of the Company—The OPI Transaction” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for information about these ongoing legal proceedings. Lawsuits and litigation may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in material adverse impact on us.

We may not be able to prevent unauthorized use of our intellectual property, which could materially and adversely affect our business and results of operations.

We rely on a combination of monitoring and enforcement of trademark, patent, copyright and trade secret protection laws in the United States, China and other jurisdictions, as well as through confidentiality agreements and procedures, to protect our intellectual property rights. Despite our precautions, third parties may obtain and make unauthorized use of our intellectual property, which includes trademarks related to our brands, products and services, patent applications, registered domain names, copyrights in software and creative content, trade secrets and other intellectual property rights and licenses. We cannot assure you that the measures we have taken will be sufficient to prevent any misappropriation of our intellectual properties. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

Preventing any unauthorized use of our intellectual property may be difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in any such litigation. In addition, our trade secrets may be leaked or otherwise become available to our competitors, or our competitors may independently discover them. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business does not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may from time to time in the future become subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without its awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in the United States, China or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. If we were found to have violated the intellectual property rights of others, we may be subject to liability for its infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We have been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries are uncertain and evolving. As we face increasing competition, we face a higher risk of being the subject of intellectual property infringement claims. Intellectual property claims and litigation are expensive and time-consuming to investigate and defend. Such claims may divert resources and management attention from the operation of our business. Even if such claims do not result in liability, it may harm our reputation. Any resulting liability or expenses, or changes required to our websites and related SaaS services to reduce the risk of future liability, may have a material adverse effect on our business, financial condition, and prospects.

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

We and our independent registered public accounting firm, in connection with our preparation and external audit of our consolidated financial statements for the year ended December 31, 2020, identified four material weaknesses related to (i) inadequate technical competency of financial staff in charge of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP; (ii) lack of an effective and continuous risk assessment procedure to identify and assess the financial reporting risks; (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning; and (iv) inadequate controls over inventory custody at local dealerships of Kaixin.

During the course of 2021, our management has taken various measures to address the identified material weaknesses in internal control such as the hiring of key financial personnel, including a new chief financial officer, as well as both global and local controllers. We had initiated processes for improving the design and effectiveness of internal controls at both the entity and transaction level. In addition, we had modified the reporting structure of the finance department to enhance the supervision of internal control implementation at the components to address complex transactions as they occur.

As of December 31, 2021, we had remediated the material weaknesses related to the technical competency of financial staff and controls over inventory custody while the material weaknesses related to effective and continuous risk assessment procedures, and evaluations of functioning of components of internal control remained unremediated. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Measures that we implement to address these material weaknesses and other control deficiencies in our internal control over financial reporting might not fully address them, and we might not be able to conclude that they have been fully remedied.

Failure to correct these material weaknesses and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Due to the material weaknesses in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2021. This could adversely affect the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

The continuing and collaborative efforts of our senior management, key employees and highly skilled personnel are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continuous effort and services of our experienced senior management team, in particular Mr. Joseph Chen, our founder, chairman and chief executive officer, Mr. James Jian Liu, our executive director and chief operating officer, Henry Li, our Vice President for Product and Engineering, and Chris Palmer, our Chief Financial Officer. If one or more of our executive officers or other key personnel are unable or unwilling to continue to provide us with their services, we may not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executive officers or key personnel, or attract and retain experienced executive officers or key personnel in the future. If any of our executive officers or key employees join a competitor or forms a competing company, we may lose know-how and key professionals and staff members.

Our performance and future success also depend on our ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in the SaaS industry for qualified employees, including technical personnel capable of designing innovative services and products, is intense, and if competition in SaaS and the industries our products serve further intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel or if we must incur significantly greater expenses to recruit, train and retain personnel, we may be unable to grow effectively or at all.

Certain management responsibilities at OPI may divert our management’s attention from the operation of our business.

Our chief executive officer Joseph Chen and our chief operating officer James Jian Liu each holds the same management position in OPI. Mr. Chen is also the second largest shareholder in OPI. OPI was a wholly-owned subsidiary of ours prior to June 2018, and it holds a large portfolio of shares in a variety of early-stage and late-stage pre-IPO companies that our management had previously selected and managed for our company. Although OPI no longer has any business relationship with our company, the disposition of OPI has not necessarily reduced the workload of our management. However, time and effort spent by our management on OPI does not benefit shareholders of our company anymore. Mr. Chen’s and Mr. Liu’s involvement in OPI may divert their attention from the operation of our business, which may affect our company’s financial performance and future prospects.

Increases in labor costs and the enforcement or revision of labor laws, regulations, and employment policies in our countries of operation may adversely affect our business and results of operations.

The global economy has experienced increases in inflation and labor costs in recent years and 2021 in particular. As a result, average wages and benefits we pay to employees and service providers in the United States, China, the Philippines, and other countries in which we operate are expected to continue to increase.

We continue to employ large numbers of personnel in the PRC. PRC Labor Contract Law, as amended, and its implementation rules, set forth various requirements about the terms of labor contracts, including, minimum wages, remuneration, the term of probation periods and termination conditions. In the event that we decide to terminate or change the employment relationship with some employees, PRC Labor Contract Law and its implementation rules may limit our ability to complete the terminations or changes in a desirable, timely, or cost-effective manner, which could adversely affect our business and results of operations.

In all of our operating locations, we and our employees are required to make contributions for social security, unemployment, and other benefits as required by the governments of the countries in which we operate. For example, under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds, and employers are required to pay the social insurance premiums and housing funds for their employees to the extent required under applicable local laws. Employers that fail to make adequate social insurance and housing fund contributions may be subject to fines and legal sanctions. If the PRC authorities in any of our countries of operations determine that we have failed to make contributions as required by law the authorities may require that we make supplemental contributions, pay fines, rectify, or other impose other sanctions, which may adversely affect our business, financial condition, and results of operations.

Companies operating in China are also required to withhold individual income tax on employees’ wages based on the actual payment of wages to the employees according to the PRC Individual Income Tax Law, as amended in 2018. The new PRC Individual Income Tax Law provides that individuals who do not have a domicile in China but have stayed in China for at least an aggregate of 183 days within a single tax year will be deemed as resident individuals, and the employer, as the withholding agent, shall withhold and prepay tax for their employees on a monthly basis. Due to the evolution of PRC tax laws and regulations, our compliance cost has increased as well. If we fail to withhold individual income tax for our employees timely, we may be subject to administrative penalty. For example, Beijing Qianxiang Wangjing Technology Development Co., Ltd., or Qianxiang Wangjing, was fined of RMB151,786 (US$21,803) by Beijing local tax authority on December 25, 2019 due to failure to withhold employees’ individual income tax for its payment of additional medical insurance to its employees. Qianxiang Wangjing fully paid the penalty to Beijing local tax authority timely.

Furthermore, the interpretation and implementation of labor-related laws, employment mandates, and regulations are evolving. We cannot assure you that our employment practices do not and will not violate any labor laws and regulations, which may subject us to labor disputes or government investigations.

If we are unable to control our labor costs or pass on these increased labor costs to others, or if we are deemed to have violated labor laws and regulations, our financial condition, and results of operations may be adversely affected.

A new health epidemic could significantly disrupt our operations and adversely affect our results of operations.

In addition to the impact of COVID-19, our business could be significantly affected by other public health emergencies or epidemics that may hit the countries where we operate our business. Any future outbreak of a contagious disease, and other adverse public health developments may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our offices or otherwise disrupt our business operations and adversely affect our results of operations.

We face risks related to natural disasters, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities such as hurricanes, tornadoes, floods, earthquakes and other adverse weather and climate conditions. Although we have servers that are hosted by third party service providers in an offsite location and we back-up our systems frequently, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our SaaS services.

Negative media coverage could adversely affect our business.

Negative publicity about us or our business, shareholders, affiliates, directors, officers or other employees, as well as the industry in which we operate, can harm our operations. Such negative publicity could be related to a variety of matters, including:

●	alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees;
●	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers and other employees;
●	user complaints about the quality of our products and services;
●	copyright infringements involving us and content offered on our platform;
●	security breaches of confidential user information; and
●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, social media platforms including instant messaging applications, social media websites, and other forms of internet-based communications provide individuals with access to a broad audience of users and other interested persons. The ability of users to distribute their viewpoints and make information available on instant messaging applications and social media platforms is virtually immediate and potentially viral, often without affording us an opportunity for redress or correction. The opportunity for social media users to disseminate information, including inaccurate information, is inexpensive and seemingly limitless. Information concerning our company, shareholders, directors, officers, and employees may be posted on and distributed through such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition, and results of operations.

We have limited business insurance coverage.

We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition. Any disruption of a lengthy duration could disrupt our product development, result in delayed product releases, and cause delays in the resolution of bugs and defects in our SaaS services. Such disruptions could adversely affect revenue, subscriber growth, subscriber satisfaction, and the company’s reputation.

Risks Related to Our Corporate Structure

Our dual-class voting structure allows our two largest shareholders to significantly influence our actions over important corporate matters, will limit your ability to influence corporate matters, and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

We issued Class A ordinary shares represented by our ADSs in our initial public offering in May 2011. Mr. Joseph Chen, who is our founder, chairman and chief executive officer, and SoftBank Group Capital Limited, a wholly-owned subsidiary of SoftBank Group Corp., are our only shareholders who hold Class B ordinary shares. As of March 31, 2022, Mr. Joseph Chen, our founder, chairman and chief executive officer, beneficially owned approximately 15.1% of our outstanding Class A ordinary shares and approximately 55.8% of our outstanding Class B ordinary shares, representing in aggregate 47.2% of our total voting power, and SoftBank Group Capital Limited owned approximately 33.1% of our outstanding Class A ordinary shares and approximately 44.2% of our outstanding Class B ordinary shares, representing in aggregate 41.9% of our total voting power.

Due in large part to the disparate voting powers attached to the two classes of ordinary shares, Mr. Chen and SoftBank Group Capital Limited have controlling power over matters requiring shareholder approval, subject to certain exceptions. As between Mr. Chen and SoftBank Group Capital Limited, the approvals of SoftBank Group Capital Limited are required for certain important matters relating to our company. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Voting Rights.” This concentration of ownership and voting power in the hands of Mr. Chen and SoftBank Group Capital Limited may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

If the PRC government finds that the agreements that establish the structure for our operations in China do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of social networking services. Specifically, foreign ownership of internet service providers or other value-added telecommunication service providers generally may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, the National Development and Reform Commission and the Ministry of Commerce in June 2005, foreign investors are prohibited from investing in or operating any internet cultural operating entities.

We previously conducted our SNS and live streaming operations in China principally through a set of contractual arrangements between our wholly owned PRC subsidiary, Qianxiang Shiji Technology Development (Beijing) Co., Ltd., or Qianxiang Shiji, and Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, and Qianxiang Tiancheng’s shareholders. These contractual arrangements enable us to become the primary beneficiary of Qianxiang Tiancheng as well as its subsidiaries for accounting purpose under U.S. GAAP, and hence we consolidate the results of these entities into our financial statements. For a detailed discussion of these contractual arrangements, see “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Qianxiang Tiancheng.”

Based on the advice of Commerce & Finance Law Offices, our PRC legal counsel, the corporate structure of Qianxiang Tiancheng and its subsidiaries, as well as our subsidiaries in China comply with all existing PRC laws and regulations. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could:

●	revoke the business and operating licenses of our subsidiaries and/or the VIE and its subsidiaries;
●	discontinue or restrict any related-party transactions between our subsidiaries and Qianxiang Tiancheng or its subsidiaries;
●	impose fines on us or impose additional conditions or requirements on us with which we may not be able to comply;
●	require us to revise our ownership structure or restructure our operations, including terminating the contractual arrangements with Qianxiang Tiancheng and deregistering the equity pledges of Qianxiang Tiancheng’s shareholders, which in turn would affect our ability to consolidate or exert effective control over Qianxiang Tiancheng and its subsidiaries; and
●	restrict or prohibit our use of the proceeds of any additional public offering to finance our business and operations in China.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. If any of these penalties results in our inability to direct the activities of Qianxiang Tiancheng and/or its subsidiaries, or results in our failure to receive the economic benefits from Qianxiang Tiancheng and/or its subsidiaries, we may not be able to consolidate the Qianxiang Tiancheng and/or its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In the fiscal years ended December 31, 2019, 2020 and 2021, Qianxiang Tiancheng or its subsidiaries contributed in the aggregate 43.6%, 2.4% and 1.1%, respectively, of our consolidated revenues.

We have contractual arrangements with Qianxiang Tiancheng for some of our China operations, which may not be as effective in providing operational control as direct ownership. Any failure by Qianxiang Tiancheng or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our ability to conduct business and negatively affect our financial condition.

We have relied and expect to continue to rely on contractual arrangements with Qianxiang Tiancheng and its shareholders for some of our operations in China. For a description of these contractual arrangements, see “Item 4.C—Information on the Company— Organizational Structure—Contractual Arrangements with Qianxiang Tiancheng.” These contractual arrangements may not be as effective in providing us with control over Qianxiang Tiancheng and its subsidiaries, which we refer to collectively as the VIE and its subsidiaries in this annual report, as direct ownership. If we had direct ownership of the VIE and its subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of each of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by Qianxiang Tiancheng and its shareholders of their obligations under the contractual arrangements to exercise control over the VIE and its subsidiaries. Therefore, our contractual arrangements with Qianxiang Tiancheng and its shareholders may not be as effective in ensuring our control over our China operations as direct ownership would be.

If Qianxiang Tiancheng or its shareholders fail to perform their respective obligations under the contractual arrangements of which they are a party, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Qianxiang Tiancheng were to refuse to transfer their equity interests in Qianxiang Tiancheng to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their respective contractual obligations.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over the VIE and its subsidiaries, and our ability to conduct our business may be severely and negatively affected.

The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC’s approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities, which was released on July 6, 2021, emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offerings and Listings by Domestic Companies (for Public Comments), or the Draft Overseas Listing Regulations, and the Administrative Measures for the Filing of Overseas Securities Offerings and Listings by Domestic Companies (for Public Comments), or the Draft Overseas Listing Measures, for public comments. These drafts stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these drafts, the determination as to whether a PRC domestic company is indirectly offering and listing in an overseas market shall be made on a substance over form basis, if the issuer meets the following conditions, its offering and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In addition, these drafts prescribe that the domestic enterprises should submit filing documents to the CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) filing for follow-on offerings after the initial offering and listing, (ii) filing for transactions in which the issuer issues securities for acquiring assets, and (iii) reporting material events after the initial offering and listing. However, the Draft Overseas Listing Regulations and the Draft Overseas Listing Measures were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on maintaining the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas in a foreign country.

In addition, on December 28, 2021, the CAC, and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) an operator of critical information infrastructure that purchases network products and services, or an internet platform operator that conducts data process activities which affects or may affect national security shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list overseas, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As the Cybersecurity Review Measures was newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us.

On December 27, 2021, the NDRC and the MOFCOM, jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective on January 1, 2022 and replaced the previous version. Pursuant to Article 6 of the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Additionally, foreign investors in such PRC company must not take part in the company’s operation or management, and their shareholding ratio should be subject to regulations relating to the management of PRC securities investments by foreign investors. The Negative List has made it clear that the application scope of Article 6 is limited to domestic enterprises engaged in “prohibited businesses” from directly overseas or listing. According to a set of Q&A published on the NDRC’s official website, a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.

If the CSRC, the CAC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC, the CAC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.

The contractual arrangements with Qianxiang Tiancheng and its shareholders may be subject to scrutiny by the PRC tax authorities, and a finding that we or the VIE and its subsidiaries owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions between related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Qianxiang Shiji and Qianxiang Tiancheng do not represent arm’s-length prices and consequently adjust their respective income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Qianxiang Tiancheng for PRC tax purposes, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on Qianxiang Tiancheng for any unpaid taxes. Our consolidated net income may be materially and adversely affected if Qianxiang Tiancheng’s tax liabilities increase or if it is subject to late payment fees or other penalties.

The shareholders of Qianxiang Tiancheng may have potential conflicts of interest with us, which may materially and adversely affect our business.

Each of Ms. Jing Yang and Mr. James Jian Liu is a shareholder of Qianxiang Tiancheng. Ms. Jing Yang is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and Mr. James Jian Liu is our executive director and chief operating officer. Conflicts of interest may arise between the dual role of Mr. James Jian Liu as a director and officer of our company and as shareholder of Qianxiang Tiancheng. Conflicts of interest may also arise between the interests of Ms. Jing Yang as shareholder of Qianxiang Tiancheng and as the wife of our founder and chief executive officer. Furthermore, if Ms. Jing Yang experiences domestic conflict with Mr. Joseph Chen, she may have little or no incentive to act in the interest of our company, and she may not perform her obligations under the contractual arrangements she has entered into with Qianxiang Tiancheng.

Officers of our company owe a duty of loyalty and care to our company and to our shareholders as a whole under Cayman Islands law. We cannot assure that when conflicts arise, the shareholders of Qianxiang Tiancheng will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law, or the Implementation Regulations, on December 12, 2019, effective from January 1, 2020, which replaced existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to the judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version) as void because the contracts have not been approved or registered by administrative authorities. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

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

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using funds that we hold offshore to make loans to our PRC subsidiaries and the VIE and its subsidiaries or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the VIE and its subsidiaries. We may make loans to our PRC subsidiaries and the VIE and its subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.

Any loans by us to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the VIE and its subsidiaries, which are PRC domestic companies. Further, we are not likely to finance the activities of the VIE and its subsidiaries by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in social networking services, online advertising and related businesses.

SAFE promulgated a circular in November 2010, known as the Circular No. 59, which tightens the examination of the authenticity of settlement of net proceeds from our initial public offering and requires that the settlement of net proceeds shall be in accordance with the description in the prospectus included in our registration statement on Form F-1 (Registration No. 333-173548), which was filed with the SEC in connection with our initial public offering. In March 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or the SAFE Circular 19, which became effective on June 1, 2015. In June 2016, the SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which revised some provisions of the SAFE Circular 19. According to the SAFE Circular 19 and the SAFE Circular 16, the flow and use of the Renminbi capital converted from registered capital denominated in foreign currency of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than the foreign-invested company’s affiliates unless otherwise permitted under its business scope. Violations of the SAFE Circular 19 or the SAFE Circular 16 could result in administrative penalties. Pursuant to the SAFE Circular 19 and the SAFE Circular 16, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. The SAFE Circular 19 and the SAFE Circular 16, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. According to the SAFE Circular 19 and the SAFE Circular 16, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiaries are still not allowed to extend intercompany loans to Qianxiang Tiancheng. In addition, as the SAFE Circular 19 and the SAFE Circular 16 were promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or the VIE and its subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use funds we hold offshore to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The PRC government’s significant oversight over our business operation in China could result in a material adverse change in our operations.

We conduct a limited portion of our operations in China through our PRC subsidiaries and the VIE and its subsidiaries. In the fiscal years ended December 31, 2019, 2020 and 2021, the VIE and its subsidiaries contributed in the aggregate 43.6%, 2.4% and 1.1%, respectively, of our consolidated revenues. Our operations in China are governed by PRC laws and regulations. While our operation in China is limited, the PRC government’s significant oversight over our business operation in China could result in a material adverse change in our operations. The Chinese government may intervene or influence our business operation in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business operation in China, or the enforcement and performance of our contractual arrangements with Qianxiang Tiancheng. These laws and regulations may be subject to change, the enforcement of laws and regulations in China could be uncertain and the of rules and policies in China may change quickly with little advance notice, which could result in a material adverse change in our operations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that our business operation in China would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our business operation in China and our reputation.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Most of our revenues are denominated in U.S. dollar, while a substantial portion of our expenses is denominated in Renminbi, as a majority of our employees are located in China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our cost, expenses and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion.

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

SAFE has promulgated several regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or the SAFE Circular 37, issued in 2014, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as the SAFE Circular 75) promulgated by SAFE in October 2005. The SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in the SAFE Circular 37 as a “special purpose vehicle.” The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Mr. Joseph Chen, our founder, chairman and chief executive officer, is not a PRC citizen, but has established and maintains a major shareholding in our company. Based on our oral inquiry with the relevant local branch of SAFE, neither the requirements for registration under the SAFE Circular 75 nor the requirements for registration under the SAFE Circular 37 are applicable to Mr. Chen.

Mr. James Jian Liu, our executive director and chief operating officer, and a few other senior management personnel of our company, all of whom are PRC residents, became shareholders of our company as a result of the exercise of employee share options. Based on our inquiry with the relevant local branch of SAFE, any application to such local SAFE branch with respect to the registration of Mr. Liu and the other PRC resident shareholders’ holdings of shares in our offshore holding company under the SAFE Circular 75 or the SAFE Circular 37 and related rules will not be officially accepted or examined because they became shareholders of our offshore holding company as a result of their exercise of employee share options.

However, we cannot conclude that SAFE or its local branch responsible for our PRC subsidiary’s foreign exchange registrations will not later alter their position on and interpretation of the applicability of these foreign exchange regulations to Mr. Chen, Mr. Liu or the other PRC resident shareholders of our company. In the event that the registration procedures set forth in these foreign exchange regulations becomes applicable to Mr. Chen, Mr. Liu or any of the PRC resident shareholders of our company, we will urge these individuals to file necessary registrations and amendments as required under the SAFE Circular 37 and related rules. However, we cannot assure you that all of these individuals can successfully file or update any applicable registration or obtain the necessary approval required by these foreign exchange regulations. We can provide no assurance that we will in the future continue to be informed of the identities of all PRC residents holding direct or indirect interests in our company. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to increase their registered capital or to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

The State Administration of Taxation has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Certain Corporate Income Tax Matters Related to Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015 and amended in 2017, or the SAT Circular 7. Pursuant to these rules and notices, except for a few circumstances falling into the scope of the safe harbor provided by the SAT Circular 7, such as open market trading of stocks in public companies listed overseas, if a non-PRC resident enterprise indirectly transfers PRC taxable properties (i.e. properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise) by disposing of equity interest or other similar rights in an overseas holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. The SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose, such as whether the main value of equity interest in an overseas holding company is derived directly or indirectly from PRC taxable properties. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law without considering other factors set out by the SAT Circular 7: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. The SAT Circular 7 also introduces an interest regime by providing that where a transferor fails to file and pay tax on time, and where a withholding agent fails to withhold the tax, interest will be charged on a daily basis. If the transferor has provided the required documents and information or has filed and paid the tax within 30 days from the date that the share transfer contract or agreement is signed, then interest shall be calculated based on the benchmark interest rate; otherwise, the benchmark interest rate plus 5% will apply. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred may voluntarily report the transfer by submitting the documents required in the SAT Circular 7.

Although the SAT Circular 7 provides clarity in many important areas, such as reasonable commercial purpose, there are still uncertainties on the tax reporting and payment obligations with respect to future private equity financing transactions, share exchange or other transactions involving the transfer of shares in non-PRC resident companies. The PRC tax authorities have discretions under the SAT Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investments. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a nonresident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under the SAT Circular 7, our income tax expenses associated with such potential acquisitions will increase, which may adversely affect our financial condition and results of operations.

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

Risks Related to Our ADSs

If the PCAOB is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the U.S. Public Company Accounting Oversight Board, or the PCAOB, for three consecutive years (beginning with those we are to file in 2022), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the NYSE, or in the over-the-counter trading market in the U.S. The process of implementing trading prohibitions pursuant to the HFCA Act will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government, or the Relevant Jurisdiction. The first such list was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release, including all registered public accounting firms headquartered in China and Hong Kong. The SEC will review annual reports filed with it in 2022 to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers will be designated as “Commission Identified Issuers” on a list to be published by the SEC. If an issuer is a Commission Identified Issuer for three consecutive years (which will be determined after the third such annual report), the SEC will issue an order that will implement the trading prohibitions described above.

Our current independent accounting firm, Marcum Bernstein & Pinchuk LLP, whose audit report is included in this annual report on Form 20-F, is headquartered in Manhattan, New York, and was not included in the list of PCAOB Identified Firms in the PCAOB December 2021 Release, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. MBP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities.

In June 2021, the United States Senate passed a bill that would amend the HFCA Act to accelerate the imposition of trading prohibitions once an issuer is identified from three years to two years. In February 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the same amendments as the bill passed by the Senate. However, the America Competes Act includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate needs to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed. If this bill amending the HFCA Act is approved by both houses of Congress and signed by the President, our securities could be subject to a trading prohibition following our filing of our annual report on Form 20-F for 2022, which will be due on May 1, 2023.

The Company moved its headquarters and corporate operations, including financial accounting leadership, to the U.S. in 2021 and retains R&D activities in China. With the move of our headquarters and financial accounting leadership to the U.S., the majority of the audit work and corresponding workpapers will move to the U.S. Accordingly, we believe that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act. However, whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements will apply beginning with annual reports on Form 20-F to be filed in 2023 for Commission Identified Issuers named in the prior year. If our auditor is later determined that it is unable to be fully inspected or investigated by the PCAOB, we expect to have to comply with these disclosure requirements in our annual report on Form 20-F for 2022 to be filed in 2023. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter.

In addition to the issues under the HFCA Act discussed above, the PCAOB’s inability to conduct inspections in China and Hong Kong prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs and ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If the market price for our ADSs falls below US$1.00 for an extended period of time, or to US$0.16 at any time, our ADSs may be delisted from the NYSE.

The NYSE notified us in the past that we were below compliance standards due to the trading price of our ADSs. Pursuant to NYSE Rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 by six months following receipt of the notification. The company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities falls to US$0.16 or less.

In response to the letter from the NYSE dated July 30, 2019, we changed the ratio of ADSs to our Class A ordinary shares from the previous ADS ratio of 1 ADS to 15 Class A ordinary shares to a new ADS ratio of one ADS to 45 Class A ordinary shares, effective January 9, 2020. We received another letter from the NYSE dated April 9, 2020 that we were below compliance standards due to the trading price of our ADSs. We regained compliance with the NYSE standards because subsequent to receipt of the letter, our ADSs traded above US$1.00 over a consecutive 30 trading-day period. However, we cannot assure you that our ADSs will remain in compliance with the NYSE listing rules going forward. If our ADSs are delisted from the NYSE, the liquidity and value of an investment in our ADSs will be materially and adversely affected.

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

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

●	regulatory developments in our industry affecting us or our competitors;
●	announcements of studies and reports relating to the quality of our services or those of our competitors;

●	changes in the economic performance or market valuations of other companies in the SaaS industries or other internet companies;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions or changes in the internet finance industry or the internet industry in general;
●	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar; and
●	sales or perceived potential sales of additional ordinary shares or ADSs.

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities due to worsening sentiment about the Chinese economy, governmental policy and China-U.S. relations. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward companies listed in the United States that have significant operations in China, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards companies with significant Chinese operations in general, including us, regardless of whether we have conducted any inappropriate activities. Broad market and industry fluctuations may adversely affect our operating performance. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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

As a foreign private issuer, we are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events are furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a foreign private issuer incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance listing standards.

As a foreign private issuer incorporated in the Cayman Islands and listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We have followed our home country practice and are exempted from the requirements of Sections 303A.01, 303A.07(a), 303A.08 and 303A.12(a) of the NYSE Listed Company Manual, although currently we are in compliance with the requirement to have a majority of independent directors under Section 303A.01. However, if we choose to follow additional home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2023, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the New York Stock Exchange listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, and most of our directors reside outside the United States.

We are incorporated in the Cayman Islands. Most of our directors reside outside the United States and a substantial portion of the assets of such directors are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors that are located outside the United States. There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

Based on our analysis of the value of our ordinary shares and ADSs and our estimated income, assets and activities, we believe we are not a PFIC for the taxable year ended December 31, 2021. We have been classified as a PFIC in prior years and may be classified as a PFIC in the future due to the complexity of regulations and uncertainty surrounding the facts and circumstances that determine PFIC status. If we were or are a PFIC, adverse United States federal income tax consequences could result to U.S. Holders (as defined in “Item 10.E—Additional Information—Taxation—United States Federal Income Tax Considerations—General”). For any taxable year in which we are a PFIC and a U.S. Holder holds our ordinary shares or ADSs, such U.S. Holder will continue to be treated as owning stock of a PFIC even if we cease to satisfy either of the above tests for determining PFIC status in a subsequent taxable year. U.S. Holders treated as owning stock in a PFIC generally will become subject to increased U.S. federal income tax liabilities and special U.S. federal income tax reporting requirements, unless they make a timely “mark-to-market” election or, potentially, a “Qualified Electing Fund” election to mitigate some of the applicable consequences. For more information on the U.S. federal income tax consequences to a U.S. Holder that would result from our classification as a PFIC, see “Item 10.E Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.” Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

Item 4. Information on the Company

A.	History and Development of the Company

We began our operations in China in 2002 through Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng. Our current holding company, Renren Inc., was incorporated in February 2006 in the Cayman Islands under our prior name, Oak Pacific Interactive. Through a corporate restructuring in March 2006, Oak Pacific Interactive became the holding company. In December 2010, we changed our corporate name from Oak Pacific Interactive to Renren Inc. In May 2011, we completed our initial public offering and our ADSs began trading on the NYSE under the symbol “RENN.” Since our initial public offering, we acquired and/or disposed of a number of businesses, including online video sharing website, group-buying services business, consumer financing, online gaming, mobile live streaming and used automobile. See “—The OPI Transaction”, “—Sale of SNS Business”, “—The Kaixin Offering” and “—The Haitaoche Acquisition” for additional information.

We currently operate two SaaS businesses, Chime and Trucker Path. We launched our SaaS businesses in the United States in August 2016 with Chime, an all-in-one real estate solution provider. We further expanded our SaaS businesses by our acquisition of Geographic Farming, LLC, a 360° real estate marketing and media service provider, in August 2017. Geographic Farming was terminated and ceased operations in June 2020. In December 2017, we acquired 100% of Trucker Path, Inc., a transportation network company specializing in online and mobile services for the trucking industry in the United States. Trucker Path operates a large American online trucking community with over one million installs of its application on Google Play Store.

The OPI Transaction

On April 30, 2018, we announced a special cash dividend payable to all holders of our ordinary shares (including ordinary shares represented by ADSs). At the same time, we also announced that Oak Pacific Investment, then a wholly-owned subsidiary of us, would be conducting a private placement in which it would offer its ordinary shares solely to our shareholders, for which the waiver of the cash dividend would be the sole form of payment that would be accepted. We refer to the cash dividend, the private placement, and the ancillary agreements and actions as the OPI Transaction.

The OPI Transaction was undertaken to reduce the number and aggregate size of our long-term investments in order to mitigate the risk of us being deemed to be an investment company within the meaning of the Investment Company Act of 1940. At the time of the OPI Transaction, Oak Pacific Investment held one active business, which was our ZenZone advertising agency business. Oak Pacific Investment also held shares in 44 portfolio companies and interests in 6 investment funds. These portfolio companies and investment funds had an aggregate book value of US$530.6 million as of December 31, 2017, and represented the overwhelming majority of our long-term investments in terms of both book value and fair market value.

The private placement closed on June 21, 2018, and we completed the payment of the special cash dividend shortly thereafter. The one share in Oak Pacific Investment previously held by us was redeemed for no value as part of the OPI Transaction, and Oak Pacific Investment became entirely owned by the purchasers in the private placement. We no longer have any ownership interest in Oak Pacific Investment and Oak Pacific Investment is no longer consolidated in our financial statements. Immediately prior to the closing of the private placement, Oak Pacific Investment issued a note to us as part of the OPI Transaction. The principal amount of the note was US$90 million, the interest rate was 8% per year, and the term was the earlier of five years and the date upon which Oak Pacific Investment and its subsidiaries no longer hold any shares of Social Finance Inc. In March 2019, the interest rate was increased to 8.5% per year in connection with a refinancing of Oak Pacific Investment’s debt obligations. Oak Pacific Investment prepaid US$10 million to our company in December 2019, another US$4 million to our company in April 2020, and another US$27.5 million to our company in December 2020. In January 2021, Oak Pacific Investment settled the remaining outstanding amount owed to us under the note.

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

Oak Pacific Holdings, a company controlled by Mr. Joseph Chen, our chairman and chief executive officer, and Mr. James Jian Liu, our executive director and chief operating officer, controls one of the minority shareholders of the purchaser. This asset sale transaction was discussed and approved by the audit committee of our board of directors, which considered the background and material terms of this transaction as well as the result of a fairness analysis conducted by Duff & Phelps, LLC, and was approved by our board of directors. As required by our articles of association, this transaction was also conditional on the approval of SB Pan Pacific Corporation, an affiliate of one of our major shareholders, which approval was obtained.

The sale closed on December 29, 2018, and we classify our former SNS business under discontinued operations. We collected $6.8 million cash consideration and provided an allowance of US$12.6 million for the remaining balance in 2019. In July 2020, we received shares of Infinites Technology (Cayman) Holding Limited. The shares received were recorded as long-term investment in an amount of US$40 million as of December 31, 2021.

The Kaixin Offering

We use “Kaixin” in this annual report to refer to the entity that operates our used automobile business. Prior to April 30, 2019, “Kaixin” refers to Kaixin Auto Group, which was a wholly-owned subsidiary of us. From April 30, 2019, “Kaixin” refers to Kaixin Auto Holdings, a company listed on the Nasdaq Stock Market. Kaixin Auto Holdings was formerly CM Seven Star Acquisition Corporation, a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, with one or more target businesses. Pursuant to a series of transactions that closed on April 30, 2019, we acquired a controlling interest in Kaixin Auto Holdings and Kaixin Auto Holdings acquired 100% ownership of Kaixin Auto Group. This series of transactions also raised approximately US$28.5 million for Kaixin and resulted in the separate listing of Kaixin on the Nasdaq Stock Market under the ticker symbol KXIN. We refer to this series of transactions as the “Kaixin Offering.”

As of the date of this annual report, we hold 32,765,687 ordinary shares of Kaixin. Previously, 3.3 million ordinary shares of Kaixin were held in escrow as potential indemnity for claims that may be asserted under the share exchange agreement relating to the Kaixin Offering. An additional 19.5 million ordinary shares of Kaixin were previously held in escrow as earnout shares pending Kaixin’s financial results for 2019 and 2020 and Kaixin’s stock price. In November 2020, Kaixin’s board of directors resolved to waive the satisfaction of prequalification conditions for the earnout shares discussed above. In November 2021, a total of 22.8 million shares, comprising the shares held in escrow for potential indemnity and earnout shares, were released from escrow to us.

An additional 4.7 million ordinary shares of Kaixin were reserved for issuance under an equity incentive plan in exchange for its outstanding options, which were cancelled at the closing of the Kaixin Offering. Furthermore, under the equity purchase agreements pursuant to which Kaixin has acquired majority control of its dealerships, Kaixin is obligated to make certain payments of its ordinary shares over a six-year period to sellers who have retained a minority interest in the special purpose holding entity of those dealerships. In connection with the Kaixin Offering, we agreed to bear the obligation to make these payments. In November 2021, we transferred 13,422,613 ordinary shares of Kaixin to an unrelated third party in settlement of these payments. See note 12 to the accompanying financial statements.

On March 31, 2021, we entered into a securities purchase agreement with Kaixin, pursuant to which we invested $6 million in newly designated convertible preferred shares of Kaixin. The investment closed in April 2021. The preferred shares are convertible into the Kaixin’s ordinary shares at a conversion price of $3.00, subject to customary adjustments.

The Haitaoche Acquisition

On November 3, 2020, Kaixin entered into a binding term sheet with Haitaoche pursuant to which Haitaoche will merge with a newly formed wholly-owned subsidiary of Kaixin, with Haitaoche continuing as the surviving entity and a wholly-owned subsidiary of Kaixin. On December 31, 2020, a definitive share purchase agreement was entered into between Kaixin and Haitaoche pursuant to which Kaixin agreed to issue to shareholders of Haitaoche an aggregate of 74,035,502 ordinary shares of Kaixin in exchange of 100% share capital of Haitaoche. We refer to this series of transactions as the “Haitaoche Acquisition.” Upon consummation of the Haitaoche Acquisition, Haitaoche Limited’s shareholders obtained control of Kaixin, and Kaixin ceased to be our subsidiary. The Haitaoche Acquisition was consummated on June 25, 2021.We classify our used automobile business under discontinued operations and remaining investment held in Kaixin was accounted for as equity investment as of December 31, 2021.

Our Offices

Our principal executive offices are located at 2828 N. Central Avenue Fl 7, Phoenix, Arizona, 85004 USA. Our telephone number at this address is +1-833-258-7482. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 345-949-8066. We also have one office in Beijing, Wuhan in central China, and one office in Manila in the Philippines.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at https://ir.renren-inc.com/.

B.Business Overview

Overview

Our business model has been evolving significantly since our founding. At the time of our initial public offering in May 2011, we were primarily a social networking service platform. We had a number of ancillary businesses intended to monetize that platform. We gradually disposed of most of those ancillary businesses in the years that followed our initial public offering and eventually disposed of our social networking service platform entirely in December 2018. We completed the deconsolidation of Kaixin on June 25, 2021 through Kaixin’s reverse acquisition of Haitaoche Limited. Following completion of the reverse acquisition, we owned less than 50% of Kaixin’s total outstanding ordinary shares and lost control of Kaixin. Consequently, we re-evaluated our segments and have reclassified our used automobile business under Kaixin as a discontinued operation. Retrospective adjustments to the historical financial statements in 2019 and 2020 have also been made to provide a consistent basis of comparison for the financial results of operations across the period of 2019 through 2021.

We currently operate two SaaS businesses, Chime and Trucker Path. Chime offers an all-in-one real estate sales acceleration and client lifecycle management platform that allows real estate professionals to obtain leads, close transactions, and better serve and retain their clients. Trucker Path is a driver-centric online transportation management platform whose mission is to make long-haul freight transportation fast, reliable, and efficient. Trucker Path provides trip planning, navigation, load sourcing, and services to help connect qualified brokers with carriers, expand their reach, and initiate and complete transactions easily and efficiently. The majority of our revenues are generated by our SaaS businesses. Our SaaS businesses currently generate 100% of their revenue from the U.S. market.

As of December 31, 2021, we had only one reportable segment, namely the SaaS business. Our total revenues from the SaaS business increased from US$8.3 million in 2019 to US$17.5 million in 2020 and to US$31.8 million in 2021, and loss from operations in 2019, 2020 and 2021 were US$57.4 million, US$27.2 million, and US$19.5 million, respectively.

Our SaaS Businesses

Chime

We started our SaaS business with the launch of Chime, an all-in-one sales acceleration platform, in August 2016. Chime is a comprehensive SaaS platform that offers CRM, intelligent data exchange webpage service (IDX) and team management solutions and help real estate professionals launch marketing campaigns, track leads’ activities, build customer relationships, manage websites and seamlessly communicate with teams across multiple devices.

Chime allows users to import lead and contact information of potential buyers and sellers from third-party platforms onto the Chime platform. Chime can automatically categorize potential real estate transactions based on type, zip code, budget, source and other features. Chime allow individual real estate professionals, real estate teams, or brokerages to display and market properties and services, to source and engage with potential buyers and sellers, to distribute potential deals among team members, monitor deal progress, and monitor Key performance indicators to evaluate the efficiency and performance of their real estate sales activities. Chime users may leverage artificial intelligence to auto-respond to inquiries from potential buyers and sellers with customized scripted responses. Chime enables real estate professionals to keep in touch with clients by text, phone calls and emails. Chime provides IDX to real estate professionals to help them design customized websites. Chime also allows users to download property data from multiple property listing databases and displays those properties on their websites. Utilizing Chime’s advertising services, real estate professionals can place advertisements on third-party websites and platforms. Chime also offers mailed print advertising services to its clients.

Trucker Path

In December 2017, we acquired 100% of Trucker Path, Inc., a transportation network company specializing in online and mobile services for the trucking industry in the United States. Its core product is the Trucker Path app, a trip planning companion for truck drivers, which enables a large community of truck drivers to assist each other in updating the real-time status of relevant points-of-interest on their route, plan trips, and use navigational assistance, including turn-by-turn navigational assistance to shipping and receiving docks. Trucker Path helps truck drivers find truck stops, parking spots, weigh stations, truck washes, fuel stops, rest areas, and more. Real-time information, such as availability of parking or the cost of fuel, is provided for these points-of-interest. Over 40,000 businesses are listed as points-of-interest on Trucker Path, including hotels and restaurants, for which truck drivers can add their own reviews and information. Trucker Path also serves SMB truck fleets with its enterprise offering called Trucker Path Command, which combines the core driver app with an operator portal to enable fleet managers to dispatch, communicate, and manage their business through a single unified portal. Trucker Path also has a companion app known as Truckloads which brings truck drivers, brokers and shippers together in a single online freight marketplace. Truck drivers can search for loads and customize their search criteria by trailer type, pickup date and destination, among other things. They can also set up push notifications for loads in their area or loads that fit their most recent search criteria. Truck drivers can combine Truckloads with Trucker Path to source loads, plan routes that maximize the amount of time they spend carrying loads, and reach their destination more safely and efficiently by avoiding obstacles such as clearance, hazmat, weight limit and no truck zone restrictions. Brokers and shippers can find carriers for their loads, complete contracts, and track their loads while in transit from pickup to delivery. We also sell in-app Point of Interest and banner add advertising services to businesses that market and sell their products and services to Trucker Path users. The Trucker Path platform has over 800,000 active users and 70,000 paid subscriptions.

Sales and Marketing

We have built our Chime brand through a multitude of avenues, including:

●	industry trade shows;
●	online digital marketing;
●	publicity of major milestones and achievements;
●	collaboration with relevant partners; and
●	email marketing on opted in subscribers to our product updates and industry news.

Like most SaaS companies, the majority of Chime’s sales are closed by our internal sales teams. When sales inquiries come in from the marketing channels mentioned above, our sales team will book a demo with a potential customer and try to close the deal after demoing our product. During 2021, we released the Enterprise version of its product and expanded our sales team to convert enterprise customers. Enterprise customers, due to the number of seats they require, the large fees, long contract durations, and unique requirements typically require more interaction between Chime sales professionals and the customer. Multiple touches, and a longer sales cycle than Chime’s traditional SMB customer-base.

Currently, the main marketing channels for Trucker Path include online digital marketing, as well as publicity of our product milestones and industry research on various media outlets. We also employ an inside sales team, located in the Philippines and the United States, to sell our Trucker Path Command products, onboard customers, provide customer support, and convert users of our products to paid subscribers.

Competition

For Chime, we compete with various Real Estate CRM vendors as well as a few integrated marketing-centric platforms. We also compete with other CRMs and Salesforce partners, companies who offer digital marketing solutions for realtors, as well as direct mail service vendors.

Trucker Path mainly competes with other map service providers for professional truckers and other digital load boards. We also compete with other companies that sell advertising businesses that serve the needs of truckers.

Technology

Chime has an engineering team of 125 members, including front-end and back-end developers, mobile developers, product managers and Quality Assurance personnel. We are actively releasing product updates every month based on user feedback and our team’s analysis.

Trucker Path has an engineering team of 125 members, including mobile developers, front end/back end engineers, product managers and Quality Assurance personnel. We actively release product updates on all of our products, namely Truckerpath, Truckloads, and Trucker Path Command.

Intellectual Property

Our intellectual property includes trademarks related to our brands and services, copyrights in software, patents and other intellectual property rights and licenses. We seek to protect our intellectual property assets and brand through a combination of monitoring and enforcement of trademark, patent, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and procedures. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent unauthorized use of our intellectual property, which could materially and adversely affect our business and results of operations.”

Seasonality

The sales performance of Chime has small correlation with seasonality, but it mostly fluctuates with the macro cycle of the real estate market. For Trucker Path, seasonality has a more obvious impact. Our sales are mainly driven by active users, who are primarily long-haul truck drivers. Typically transportation industry over-all is influenced by seasonality. Usually during winter months., when the U.S. and Canada experience more extreme weather, and long holidays, such as Thanksgiving, Christmas and New Year, transportation demands decrease, and typically increase again with the return of Spring.

Regulation

This section summarizes the principal laws and regulations relevant to our operations in China.

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

Patent. The Patent Law was originally adopted in 1984. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. The patent right is valid for a term of twenty years in the case of an invention, a term of ten years in the case of utility models and a term of fifteen years in the case of designs when the term is invented after May 31, 2021, pursuant to the provisions of the Patent Law Amendment in 2020, while the duration of patent right for a design invented before May 31, 2021 would be ten years according to the CNIPA’s reply. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. We have obtained 20 patents granted by the State Intellectual Property Office.

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

Domain Names. The CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names in 2002, which has been repealed on June 18, 2019. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names. These measures regulate the registration of domain names, such as the first tier domain name “.cn.” In June 2019, the CNNIC issued the new version of Rules of First-Tier Domain Dispute Resolution in replacement of the former version issued in 2014, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered domain names including xiaonei.com and chimeroi.com. In December 2013, we entered into a Registry Agreement with ICANN, which grants us the right to use the generic top level domain name “.ren”.

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

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, also known as the SAFE Circular 13, which took effect on June 1, 2015. The SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

In March 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or the SAFE Circular 19, which became effective on June 1, 2015. In June 2016, the SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which revised some provisions of the SAFE Circular 19. According to the SAFE Circular 19 and the SAFE Circular 16, the flow and use of the Renminbi capital converted from registered capital denominated in foreign currency of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than the foreign-invested company’s affiliates unless otherwise permitted under its business scope. Violations of the SAFE Circular 19 or the SAFE Circular 16 could result in administrative penalties. Pursuant to the SAFE Circular 19 and the SAFE Circular 16, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. The SAFE Circular 19 and the SAFE Circular 16, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. According to the SAFE Circular 19 and the SAFE Circular 16, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiaries are still not allowed to extend intercompany loans to Qianxiang Tiancheng. In addition, as the SAFE Circular 19 was promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

Moreover, on January 26, 2017, SAFE promulgated Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance, or the SAFE Circular 3. The SAFE Circular 3 stipulates several control measures with respect to the outbound remittance of any profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks should review board resolutions, the original version of tax filing records and audited financial statements before wiring the foreign exchange profit distribution of a foreign-invested enterprise exceeding US$50,000; and (ii) domestic entities should hold income to make up previous years’ losses before remitting the profits to offshore entities. Moreover, pursuant to the SAFE Circular 3, verification on the genuineness and compliance of foreign direct investments in domestic entities has also been tightened.

In addition, on November 26, 2021, SAFE promulgated the Notice on Promulgation of the Guidelines for Regulating Transactions in the Foreign Exchange Market, which became effective on January 1, 2022, to further regulate foreign exchange market transactions.

In utilizing funds that we hold offshore, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or the VIE and its subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

●	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the Ministry of Commerce or its local counterparts;
●	loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches; and
●	loans by us to the VIE and its subsidiaries, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

Regulations on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by the MOFCOM and the NDRC, or the Catalog. In June 2017, the MOFCOM and the NDRC promulgated the Catalog, or the 2017 Revision, which became effective in July 2017. Industries listed in the Catalog are divided into two parts: encouraged category, and the special management measures for the entry of foreign investment, which is further divided into the restricted category and prohibited category. The negative list of the 2017 Revision has been replaced by the Special Administrative Measures for Access to Foreign Investment, or the Negative List in December 2021, which became effective in January 2022. Industries not listed in the Catalog are generally deemed to be in a fourth “permitted” category and are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List, in a unified manner, lists the restrictive measures for the entry of foreign investment. Furthermore, foreign investors are not allowed to invest in companies in industries in the prohibited category. For the industries that are not listed in the Negative List, the restrictive measures for the entry of foreign investment shall not apply in principle, and establishment of wholly foreign-owned enterprises in such industries is generally allowed.

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

Unlike its first draft which was published in 2015, the Foreign Investment Law does not specifically expand the definition of “foreign investment” to include entities established through a variable interest entity structure but contains a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council.

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

We will be subject to the Foreign Investment Law if our contractual arrangements with Qianxiang Tiancheng are defined or regarded as a form of foreign investment in the future.

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

As of December 31, 2021, the registered capital of our wholly foreign-owned subsidiary Qianxiang Shiji was US$180.0 million, with paid-in capital of US$175.0 million. Qianxiang Shiji has not made any profits to date, and thus is not subject to the statutory reserve fund requirement. Qianxiang Shiji has not and will not be able to pay dividends to our offshore entities until it generates accumulated profits and meets the requirements for statutory reserve funds. As of December 31, 2021, Qianxiang Shiji had an accumulated deficit of approximately US$49.5 million in accordance with PRC accounting standards and regulations.

Regulations on Offshore Investment by PRC Residents

In July 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or the SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or the SAFE Circular 75, promulgated by SAFE in 2005.

The SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in the SAFE Circular 37 as a “special purpose vehicle.” The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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

C.Organizational Structure

The following diagram illustrates our principal subsidiaries and the VIE and its subsidiaries as of the date of this annual report:

Renren Inc.
(Cayman Islands)
Renren Gongying Inc.
(Cayman Islands)
Renren ZHCH Holdings Inc.
(Cayman Islands)
Renren U.S. Holdco Inc.
(Delaware)
Lofty US, Inc.
(Arizona)
Trucker Path, Inc. (2)
(Delaware)
Renren Giantly Limited
(Hong Kong)
Lucrativ, Inc.
(Delaware)
Chime Technologies, Inc. (2)
(Delaware)
Renren Giantly Philippines Inc.
(Philippines)
CIAC/ChinaInterActiveCorp
(Cayman Islands)
Qianxiang Shiji Technology Development (Beijing) Co., Ltd.
(PRC)
Beijing Qianxiang Tiancheng Technology Development Co., Ltd.(1)
(PRC)
Beijing Qianxiang Wangjing Technology Development Co., Ltd.
(PRC)
Equity Ownership (100%, unless otherwise indicated in the notes below)
Contractual Arrangements

Note:

(1)

Qianxiang Tiancheng is 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, our founder, chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, our director and chief operating officer. We effectively control Qianxiang Tiancheng as well as its subsidiaries through contractual arrangements. See “Item 4.C Organizational Structure—Contractual Arrangements with Qianxiang Tiancheng” for more information.

(2)

Each of Trucker Path, Inc. and Chime Technologies, Inc. is 77.78% owned by Renren U.S. Holdco, Inc. and Renren Giantly Limited, respectively, with the remaining shares owned by an officer, who acquired such shares upon exercise of stock options and/or vesting of restricted stock units.

Contractual Arrangements with Qianxiang Tiancheng

Renren Inc., or Renren, is not an operating company in China but a Cayman Islands holding company conducting a significant portion of our operations through our subsidiaries, primarily in the United States. Applicable PRC laws and regulations restrict foreign ownership of companies that provide value-added telecommunications services in China. Historically, we provided value-added telecommunication services in China as part of our social networking services and related live streaming business, which had been disposed of since December 2018. In addition, there are other regulatory restrictions on foreign investments into a variety of industries in China into which we had invested through the holding of minority ownership of certain domestic companies.

To comply with these foreign ownership restrictions, our wholly owned subsidiary Qianxiang Shiji Technology Development (Beijing) Co., Ltd., or Qianxiang Shiji, has entered into series of contractual arrangements with Beijing Qianxiang Tiancheng Technology Development Co., Ltd., or Qianxiang Tiancheng, and its shareholders. These agreements enable us to:

●	exercise effective control over Qianxiang Tiancheng and its subsidiaries through powers of attorney and business operations agreements;
●	receive substantially all of the economic benefits of Qianxiang Tiancheng and its subsidiaries in the form of service and license fees in consideration for the technical services provided, and the intellectual property rights licensed, by Qianxiang Shiji; and
●	have an exclusive option to purchase all of the equity interests in Qianxiang Tiancheng when and to the extent permitted under PRC laws, regulations and legal procedures.

The following is a summary of the currently effective contracts between our subsidiary Qianxiang Shiji, Qianxiang Tiancheng, and the shareholders of Qianxiang Tiancheng. These contracts provide us with the power to direct the activities that most significantly affect the economic performance of Qianxiang Tiancheng and its subsidiaries and enable us to receive substantially all the economic benefits from them.

●	Business Operations Agreements. Pursuant to a business operations agreement between Qianxiang Shiji, Qianxiang Tiancheng and its shareholders, Qianxiang Tiancheng shall appoint the candidates designated by Qianxiang Shiji as the executive director or directors, general manager, chief financial officer and any other senior officers of Qianxiang Tiancheng. Qianxiang Tiancheng agrees to follow the proposal provided by Qianxiang Shiji from time to time relating to employment, daily operation and financial management. Without Qianxiang Shiji’s prior written consent, Qianxiang Tiancheng shall not conduct any transaction that may materially affect its assets, obligations, rights or operations, including but not limited to, (i) incurrence or assumption of any indebtedness, (ii) sale or purchase of any assets or rights, (iii) incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or (iv) transfer of any rights or obligations under this agreements to a third party. The term of this agreement has been extended automatically for ten years starting from December 23, 2020. Qianxiang Shiji may terminate the agreement at any time by providing a 30-day advance written notice to Qianxiang Tiancheng and to each of its shareholders. Neither Qianxiang Tiancheng nor any of its shareholders may terminate this agreement during the term or the extension of the term, if applicable.
●	Powers of Attorney. Pursuant to powers of attorney, the shareholders of Qianxiang Tiancheng each irrevocably appointed our executive director and chief operating officer, Mr. James Jian Liu (the person designated by Qianxiang Shiji) as their attorney-in-fact to vote on their behalf on all matters of Qianxiang Tiancheng that requires shareholder approval under PRC laws and regulations as well as Qianxiang Tiancheng’s articles of association. The appointment of Mr. Liu is conditional upon his being the employee and the designated person of Qianxiang Shiji. Each power of attorney will remain in effect from December 22, 2020 to December 21, 2030, unless and until the earlier of the following events: (i) Mr. Liu loses his position in Qianxiang Shiji or Qianxiang Shiji issues a written notice to dismiss or replace Mr. Liu; and (ii) the business operations agreement between Qianxiang Shiji, Qianxiang Tiancheng and its shareholders terminates or expires.

●	Spousal Consent Letters. Pursuant to spousal consent letters, the spouse of each of the shareholders of Qianxiang Tiancheng acknowledged that certain equity interests of Qianxiang Tiancheng held by and registered in the name of his/her spouse will be disposed of pursuant to the equity option agreements. These spouses understand that such equity interests are held by their respective spouse on behalf of Qianxiang Shiji, and they will not take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interests constitute communal property of marriage.
●	Equity Option Agreements. Pursuant to equity option agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng, Qianxiang Tiancheng’s shareholders granted Qianxiang Shiji or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Qianxiang Tiancheng in consideration of the loans extended to Qianxiang Tiancheng’s shareholders under the loan agreements mentioned below. In addition, Qianxiang Shiji has the option to acquire the equity interests of Qianxiang Tiancheng at the lowest price then permitted by PRC law in consideration of the cancellation of all or part of the loans extended to the shareholders of Qianxiang Tiancheng under the loan agreements. Qianxiang Shiji or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Qianxiang Shiji or its designated representative(s) is entitled to exercise the options for unlimited times until all of the equity interests of Qianxiang Tiancheng have been acquired, and can be freely transferred, in whole or in part, to any third party. Without Qianxiang Shiji’s consent, Qianxiang Tiancheng’s shareholders shall not transfer, donate, pledge, or otherwise dispose their equity shareholdings in Qianxiang Tiancheng in any way. The equity option agreement will remain in full force and effect until the earlier of: (i) the date on which all of the equity interests in Qianxiang Tiancheng have been acquired by Qianxiang Shiji or its designated representative(s); or (ii) the receipt of the 30-day advance written termination notice issued by Qianxiang Shiji to the shareholders of Qianxiang Tiancheng. The key factors for our decision to exercise the option are whether the current regulatory restrictions on foreign investment in the internet business and advertising business will be relaxed in the future, which is rather unpredictable at the moment. If such restrictions are relaxed, we will, through Qianxiang Shiji, exercise the option and purchase all or part of the equity interests in Qianxiang Tiancheng.
●	Exclusive Technical Service Agreements. Pursuant to an exclusive technical service agreement between Qianxiang Shiji and Qianxiang Tiancheng, Qianxiang Shiji has the exclusive right to provide certain technical services, including maintenance of servers, development, updating and upgrading of web user application software, e-commerce technical services, to Qianxiang Tiancheng. Without Qianxiang Shiji’s prior written consent, Qianxiang Tiancheng shall not engage any third party to provide any of the technical services under this agreement. In addition, Qianxiang Shiji exclusively owns all intellectual property rights resulting from the performance of this agreement. Qianxiang Tiancheng agrees to pay a service fee to Qianxiang Shiji at a specific fee rate proposed by Qianxiang Shiji. Qianxiang Shiji shall have the right to adjust at any time the fee rate based on the quantity, difficulty and urgency of the services it provides to Qianxiang Tiancheng and other factors. The term of this agreement has been extended automatically for ten years starting from December 23, 2020. Qianxiang Shiji can terminate the agreement at any time by providing a 30-day prior written notice. Qianxiang Tiancheng is not permitted to terminate this agreement prior to the expiration of the term, unless Qianxiang Shiji fails to comply with any of its obligations under this agreement and such breach makes Qianxiang Shiji unable to continue to perform this agreement.
●	Intellectual Property Right License Agreements. Pursuant to an intellectual property right license agreement between Qianxiang Shiji and Qianxiang Tiancheng, Qianxiang Shiji grants a non-exclusive and non-transferable license, without sublicense rights, to Qianxiang Tiancheng to use certain of the domain names, registered trademarks and non-patent technology (software) owned by Qianxiang Shiji. Qianxiang Tiancheng may only use the intellectual property rights in its own business operations. The amount, payment method and classification of the license fees under this agreement shall be determined based on the precondition that they facilitate Qianxiang Shiji’s securing of all preferential treatments under the PRC tax policies and shall be agreed by both Qianxiang Shiji and Qianxiang Tiancheng considering, among other things, the following factors: (i) the number of users purchasing Qianxiang Tiancheng’s products or receiving Qianxiang Tiancheng’s services; and (ii) the types and quantity of the intellectual property rights, which are specified under this agreement, actually used by Qianxiang Tiancheng for selling products or providing services to its users. On December 1, 2015, Qianxiang Shiji and Qianxiang Tiancheng entered into a supplementary agreement to extend the terms of this agreement for ten years, pursuant to which the current term expires on December 1, 2025. Qianxiang Shiji may terminate this agreement at any time by providing a 30-day prior written notice. Any party may terminate this agreement immediately with written notice to the other party if the other party materially breaches the relevant agreement and fails to cure its breach within 30 days from the date it receives the written notice specifying its breach from the non-breaching party. The parties will review this agreement every three months and determine if any amendment is needed.

●	Equity Interest Pledge Agreements. Pursuant to equity interest pledge agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng, the shareholders of Qianxiang Tiancheng pledge all of their equity interests in Qianxiang Tiancheng to Qianxiang Shiji, to guarantee Qianxiang Tiancheng and its shareholders’ performance of their obligations under, where applicable, (i) the loan agreements, (ii) the exclusive technical service agreement, (iii) the intellectual property right license agreement and (iv) the equity option agreements. If Qianxiang Tiancheng and/or any of its shareholders breach their contractual obligations under the aforesaid agreements, Qianxiang Shiji, as the pledgee, will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of Qianxiang Tiancheng in accordance with legal procedures. Without Qianxiang Shiji’s prior written consent, shareholders of Qianxiang Tiancheng shall not transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Qianxiang Shiji’s interests. During the term of this agreement, Qianxiang Shiji is entitled to collect all of the dividends or other distributions, if any, derived from the pledged equity interests. The equity interest pledge has become effective and will expire on the earlier of: (i) the date on which Qianxiang Tiancheng and its shareholders have fully performed their obligations under the loan agreements, the exclusive technical service agreement, the intellectual property right license agreement and the equity option agreements; (ii) the enforcement of the pledge by Qianxiang Shiji pursuant to the terms and conditions under this agreement to fully satisfy its rights under such agreements; or (iii) the completion of the transfer of all equity interests of Qianxiang Tiancheng by the shareholders of Qianxiang Tiancheng to another individual or legal entity designated by Qianxiang Shiji pursuant to the equity option agreement and no equity interest of Qianxiang Tiancheng is held by such shareholders. The equity interest pledge agreements have been registered with the relevant authorities.
●	Loan Agreements. Under loan agreements between Qianxiang Shiji and each of the shareholders of Qianxiang Tiancheng, Qianxiang Shiji made interest-free loans in an aggregate amount of RMB10.0 million (US$1.4 million) to the shareholders of Qianxiang Tiancheng exclusively for the purpose of the initial capitalization and the subsequent financial needs of Qianxiang Tiancheng. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in Qianxiang Tiancheng to Qianxiang Shiji or its designated representatives pursuant to the equity option agreements. The term of the loans has been automatically extended for ten years starting from December 23, 2020.

As a result of the above contractual agreements with Qianxiang Tiancheng and its shareholders, Renren becomes the primary beneficiary of Qianxiang Tiancheng for accounting purposes and treat them as our consolidated entities under U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control as equity owner of Qianxiang Tiancheng as a result of Qianxiang Shiji’s contractual agreements with Qianxiang Tiancheng and its shareholders. As a result, holders of the ADSs are not purchasing equity interest in Qianxiang Tiancheng but instead are purchasing equity interest in Renren, a Cayman Islands holding company whose consolidated financial results include those of Qianxiang Tiancheng under U.S. GAAP.

Our corporate structure is subject to risks associated with our contractual arrangements with Qianxiang Tiancheng and its shareholders. The contractual arrangements may not be as effective as direct ownership in providing us with control over Qianxiang Tiancheng and we may incur substantial costs to enforce the terms of the arrangements. In addition, our contractual arrangements with Qianxiang Tiancheng and its shareholders have not been tested in a court of law in the PRC and foreign investors may never be allowed to hold equity interests in Qianxiang Tiancheng and its subsidiaries under PRC laws and regulations. Chinese regulatory authorities could in the future disallow these agreements, which would likely affect our operations in China conducted through Qianxiang Tiancheng and its subsidiaries. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, Qianxiang Tiancheng and its subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with Qianxiang Tiancheng and its shareholders and, consequently, significantly affect the financial performance of Qianxiang Tiancheng and our company as a whole.

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with Qianxiang Tiancheng and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of Qianxiang Tiancheng and its subsidiaries is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Item 3.D—Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

D.Property, Plant, and Equipment

Our principal executive offices are located at 2828 N. Central Avenue Fl 7, Phoenix, Arizona, 85004 USA, where we lease approximately 1,415 square meters of office space. We also lease approximately 804 square meters in Beijing and approximately 911 square meters of office space in Wuhan in central China. We lease our premises from unrelated third parties under non-cancelable operating lease agreements.

Some of the lessors of our leased premises in China do not have valid title to such premises or proper authorization from the title owner to sublease such premises. For further details, see “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Our use of some leased properties could be challenged by lessors, third parties or government authorities, which could materially and adversely affect our business.”

We also lease approximately 765 square meters of office space in the Philippines for our SaaS business team.

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

A.Operating Results

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

Currently, we operate two SaaS businesses, Chime and Trucker Path. Chime offers an all-in-one real estate sales acceleration and client lifecycle management platform that allows real estate professionals to obtain more leads, close more transactions, and retain their clients. Trucker Path is a driver-centric online transportation management platform whose mission is to make freight transportation fast, reliable, and efficient. Trucker Path provides rip planning, navigation, freight sourcing, and services to help connect qualified brokers and carriers to expand their reach and initiate and complete transactions easily and efficiently. The majority of our revenues are generated by our SaaS businesses. Our SaaS businesses currently generate 100% of their revenue from the U.S. market.

As of December 31, 2021, we had only one reportable segment, namely the SaaS business. Our total revenues from the SaaS business increased from US$8.3 million in 2019 to US$17.5 million in 2020 and to US$31.8 million in 2021, and loss from continuing operations in 2019, 2020 and 2021 were US$38.4 million, US$16.8 million, and US$103.4 million, respectively.

Impact of COVID-19 on Our Operations and Financial Performance

Our results of operations have been, and could continue to be adversely, and may be materially, affected, to the extent that COVID-19 or any other epidemic that impacts the global economy. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or manage its impact, including the effectiveness of the vaccine programs and extent of mandates that restrict travel and the ability to conduct business, almost all of which are beyond our control.

The extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. There are still significant uncertainties of COVID-19’s future impact, as we are unable to predict the likelihood, extent and severity of additional variants and treatments for such variants, the actions that may be taken by government authorities including lockdowns and government stimulus measures, all of which are beyond our control. As a result, certain of our current balance sheet estimates and assumptions that require significant judgment and are subject to variability that could change materially in future periods. See also “Risk Factors—Risks Related to Our Business and Industry—Our business may be materially adversely affected by COVID-19 or other epidemics that impact the global economy or the economies of the markets we serve and operate in.” The major factors affecting our results of operations and financial condition are discussed below.

Revenues

We derive substantially all of our revenues from SaaS subscription services, advertising services and other related services. We recognize our revenues over the life of the SaaS subscriptions and net of business taxes or value added tax, as applicable. Timing of revenue recognition may differ from the timing of invoicing to customers. Deferred revenue mainly consists of payments received from customers related to unsatisfied performance obligations for SaaS subscription services. Our total deferred revenue was US$0.6 million and US$2.6 million as of December 31, 2020 and 2021, respectively, most of which is expected to be recognized as revenue within one year.

The following table sets forth the principal components of our revenues, both as dollar amounts and as percentages of our total revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2019		2020		2021

	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Revenues:
SaaS revenue	8,261	54.8%	17,519	96.8%	31,849	98.9%
Other services	6,824	45.2%	587	3.2%	370	1.1%
Total revenues	15,085	100.0%	18,106	100.0%	32,219	100.0%

SaaS revenue

Our SaaS revenue consists primarily of revenue generated from the subscription services and advertising services provided by Chime and Trucker Path.

Other Services

Prior to January 1, 2020, our revenues from other services consist primarily of live streaming revenue from Woxiu, which we disposed of in June 2019. We did not record this disposition as a discontinued business because Woxiu’s assets and revenues were not material and we did not consider this disposition as a strategy shift. Since January 1, 2020, our revenues from other services consisted primarily of revenue from the provision of back-office services to a related party.

Cost of Revenues

The following table sets forth the principal components of our cost of revenues, both as dollar amounts and as percentages of our total revenues from our continuing operations, for the periods presented.

	Years ended December 31,
	2019		2020		2021
	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Cost of Revenues:
SaaS business	1,743	11.6%	3,353	18.5%	6,826	21.2%
Other services	4,975	33.0%	98	0.5%	13	0.04%
Total cost of revenues	6,718	44.6%	3,451	19.0%	6,839	21.2%

SaaS business

For SaaS business, our cost of revenues includes cloud hosting services, and fees incurred to provide advertising services to our customers.

Other services

Prior to January 1, 2020, cost of revenues for other services consists primarily of commissions that were paid to mobile live streaming performers and Woxiu performers. Such commissions were calculated as a percentage of the revenues we generate from the sales of virtual items that fans of the performers have purchased. Since January 1, 2020, the cost of revenues for other services consists primarily of service fees for providing database hosting.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth our operating expenses for continuing operations, both as dollar amounts and as percentages of our total revenues, for the periods indicated.

	Years ended December 31,
	2019		2020		2021

	(in thousands of US$, except for percentages)
	US$	%	US$	%	US$	%
Operating expenses (income):
Selling and marketing	10,780	71.4%	8,293	45.8%	13,998	43.4%
Research and development	22,791	151.1%	11,347	62.7%	10,721	33.3%
General and administrative	10,089	66.9%	22,242	122.8%	20,130	62.5%
Bad debt provision of prepaid expenses and other current assets	418	2.8%	—	—%	—	—%
Provision of amount due from a related party	12,408	82.2%	—	—%	—	—%
Impairment of goodwill	9,288	61.6%	—	—%	—	—%
Total operating expenses	65,774	436.0%	41,882	231.3%	44,849	139.2%

Our selling and marketing expenses, research and development expenses and general and administrative expenses include share-based compensation expenses.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, benefits and commissions for our sales and marketing personnel, online advertising, and other advertising and promotion expenses. Our selling and marketing expenses may increase in the near term if we increase our promotion expenses for our SaaS businesses.

Research and development expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel. Our research and development expenses may increase in the near term on an absolute basis as we intend to hire additional research and development personnel to develop new features for our various SaaS services, invest in improved classification, use data to improve the customer experience, and further improve our technology infrastructure.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel, fees and expenses for third-party professional services and facilities expenses. Our general and administrative expenses may increase in the future on an absolute basis as our SaaS businesses grow.

Discontinued Operations

On June 25, 2021, we completed the deconsolidation of Kaixin through Kaixin’s reverse acquisition of Haitaoche, in which Kaixin issued an aggregate of 74,035,502 ordinary shares to acquire 100% of the share capital of Haitaoche. We refer to this transaction as the Haitaoche Acquisition throughout this annual report. Following the Haitaoche Acquisition, we owned less than 50% of Kaixin’s total outstanding ordinary shares and lost control of Kaixin. Following the Haitaoche Acquisition, the management of Haitaoche became the management of Kaixin and obtained the right to elect a majority of Kaixin’s board of directors. Haitaoche was not a related party of our company before the Haitaoche Acquisition.

Under GAAP, loss of control of a subsidiary is deemed to have occurred when, among other things, a parent company owns less than a majority of the outstanding common stock of the subsidiary, and is unable to unilaterally control the subsidiary through other means such as having the ability or being able to obtain the ability to elect a majority of the subsidiary’s board of directors. We determined that all of those loss of control factors were present with respect to Kaixin on June 25, 2021. Accordingly, we deconsolidated Kaixin’s financial statements and results of operations from ours, effective June 25, 2021, in accordance with ASC 810-10-40-4(c), Consolidation.

For periods on and after June 25, 2021, we are accounting for our retained noncontrolling investment in Kaixin under the equity method of accounting. We held 32.8 million ordinary shares of Kaixin, or approximately 19.2% of Kaixin outstanding ordinary shares as of December 31, 2021 and thus became a related party of Kaixin.

In connection with the deconsolidation of Kaixin and in accordance with ASC 810, we recorded a gain on deconsolidation of US$123.7 million related to the remeasurement of our retained noncontrolling interest in 33.3% of Kaixin ordinary shares from cost to fair value based on the share price as of June 25, 2021. The gain is included in the income from discontinued operation, net of tax, in the consolidated statements of operations for the year ended December 31, 2021.

Kaixin’s results of operations for the period from January 1, 2021 through June 24, 2021, the date immediately preceding the deconsolidation of Kaixin, and for the years ended December 31, 2020 and 2019, are included in the consolidated results of operations as net gain/loss from the discontinued operations, net of nil taxes, for those respective periods, after intercompany eliminations, as applicable.

The deconsolidation of Kaixin has allowed us to concentrate our operations and management attention on our SaaS businesses which have higher gross margins and require much less investment in physical infrastructure to achieve growth.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Years ended December 31,
	2019	2020	2021

	(in thousands of US$)
Revenues
SaaS revenue	8,261	17,519	31,849
Other services	6,824	587	370
Total revenues	15,085	18,106	32,219
Cost of revenues:
SaaS business	1,743	3,353	6,826
Other services	4,975	98	13
Total cost of revenues	6,718	3,451	6,839
Gross profit	8,367	14,655	25,380
Operating expenses:
Selling and marketing	10,780	8,293	13,998
Research and development	22,791	11,347	10,721
General and administrative	10,089	22,242	20,130
Bad debt provision of prepaid expenses and other current assets	418	—	—
Provision of amount due from a related party	12,408	—	—
Impairment of goodwill	9,288	—	—
Total operating expenses	65,774	41,882	44,849

Loss from operations	(57,407)	(27,227)	(19,469)
Other income	1,523	3,543	792
Fair value change gain (loss) of contingent consideration	20,662	(1,027)	1,115
Impairment of available-for-sale investment	(2,000)	—	—
Impairment of equity investments without readily determinable fair values	—	—	(1,526)
Provision of restricted cash	—	—	(9,284)
Provision of amount due from the deconsolidated subsidiary	—	—	(3,943)
Interest income	8,776	8,079	238
Interest expenses	(566)	(303)	(51)
Loss related to contingent liability settlement	—	—	(13,246)
Total other income (expenses), net	28,395	10,292	(25,905)
Loss before provision of income tax and (loss) earnings in equity method in investments and noncontrolling interest, net of tax	(29,012)	(16,935)	(45,374)
Income tax (expenses) benefits	(1,944)	65	969
Loss before (loss) in equity method investments and noncontrolling interest, net of tax	(30,956)	(16,870)	(44,405)
Impairment on and (Loss) earnings in equity method investments, net of tax	(7,464)	70	(59,001)
Loss from continuing operations	(38,420)	(16,800)	(103,406)

Our business has evolved rapidly in recent years. We believe that historical period-to-period comparisons of our results of operations may not be indicative of future performance.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Except where specified otherwise, the following commentary compares results for the year ended December 31, 2021 to results for the corresponding period in 2020, excluding those of Kaixin. Effective June 25, 2021, Kaixin was deconsolidated and we account for our retained noncontrolling investment in Kaixin under the equity method of accounting.

Revenues. Our revenues increased by 77.9% from US$18.1 million in 2020 to US$32.2 million in 2021. This increase was primarily due to the increase in revenue from our SaaS businesses.

●	SaaS business. SaaS revenues increased by 81.8% from US$17.5 million in 2020 to US$31.8 million in 2021. The increase was primarily due to the expansion of the SaaS businesses, which mainly include the subscription services and advertising services provided by Chime and Trucker Path.
●	Other Services. Our other services revenues decreased by 37.0% from US$0.6 million in 2020 to US$0.4 million in 2021. The decrease was primarily due to the lower revenue from a related party for which Renren has historically provided back-office professional services as such related party transitions to a third-party service provider.

Cost of revenues. Our cost of revenues increased by 98.2% from US$3.5 million in 2020 to US$6.8 million in 2021. This increase was primarily due to the increase of software expenses directly related to the generation of revenue and cloud hosting services to provide a better user experience alongside with the expansion of the SaaS business.

Operating expenses. Our operating expenses increased by 7.1% from US$41.9 million in 2020 to US$44.8 million in 2021, primarily due to the increase of selling and marketing expenses for business expansion.

●	Selling and marketing. Our selling and marketing expenses increased by 68.8% from US$8.3 million in 2020 to US$14.0 million in 2021. This increase was primarily due to the increase in headcount and personnel-related expenses and the increase of advertising and promotion fees.
●	Research and development. Our research and development expenses slightly decreased by 5.5% from US$11.3 million in 2020 to US$10.7 million in 2021. This decrease was primarily due to the decrease of rental fee, depreciation and amortization related to the research and development, partially offset by the increase in headcount and personnel-related expenses.
●	General and administrative. Our general and administrative expenses decreased by 9.5% from US$22.2 million in 2020 to US$20.1 million in 2021. The decrease was primarily due to a decrease in share-based compensation expenses.

Other income. We had other income of US$0.8 million in 2021, compared with other income of US$3.5 million in 2020. The fluctuation was mainly due to the non-recurrence of payables written off recorded in 2020.

Fair value change of contingent consideration. Our fair value change of contingent consideration was a gain of US$1.1 million in 2021, compared with a loss of US$1.0 million in 2020. The fluctuation was mainly due to the decrease of the trading price of Kaixin’s ordinary shares, which are listed on the Nasdaq Capital Market.

Interest income. Our interest income was US$0.2 million in 2021, compared with US$8.1 million in 2020. Our interest income was primarily interest from the note issued to us by Oak Pacific Investment in the OPI Transaction. The fluctuation was mainly because Oak Pacific Investment repaid the principal and the associated interests of US$68.0 million from the note issued to us by Oak Pacific Investment in the OPI Transaction in January 2021.

Interest expenses. Our interest expense was US$0.05 million in 2021, compared with US$0.3 million in 2020. The interest expense in 2020 and 2021 was primarily due to interest on loans that we borrowed from commercial banks. The fluctuation was mainly due to the decrease in the loan balance.

Impairment of equity investments without readily determinable fair values. Our impairment of equity investments without readily determinable fair values was US$1.5 million in 2021, compared with nil in 2020. The impairment loss in 2021 was due to the impairment of preferred shares of Kaixin.

Provision of restricted cash. Our provision of restricted cash was US$9.3 million in 2021. The restricted cash balance as of December 31, 2021, represents $9.3 million cash deposits pledged as security for debt borrowing of Kaixin. Based on our assessment of the collectability of the guarantee, we recorded a provision of US$9.3 million based on our conclusion that the possibility of Kaixin paying the loans when due is remote and therefore, the company will be required to extend the guarantee or pay the debt on Kaixin’s behalf.

Provision of amount due from the deconsolidated subsidiary. Our provision of amount due from the deconsolidated subsidiary was US$3.9 million in 2021. We provided full provision of amount due from Kaixin as we concluded the likelihood of the balance being recovered is remote.

Impairment on and (Loss) earnings in equity method investments, net of tax. Our loss in equity method investments was US$59.0 million in 2021, compared with earnings in equity method investments was US$0.1 million in 2020. The fluctuation was mainly due to our share of loss of US$63.4 million in our equity interest in Kaixin, partially offset by our share of gain of US$4.3 million in our equity interest in Beijing Fenghou Tianyuan Investment.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Revenues. Our revenues increased by 20.0% from US$15.1 million in 2019 to US$18.1 million in 2020. This increase was primarily due to the increase in revenue from SaaS business.

●	SaaS business. SaaS revenues increased by 112.1% from US$8.3 million in 2019 to US$17.5 million in 2020. The increase was primarily due to the expansion of the SaaS businesses, which mainly include the subscription services and advertising services provided by Chime and Trucker Path.
●	Other Services. Our other services revenues decreased by 91.4% from US$6.8 million in 2019 to US$0.6 million in 2020. The decrease was primarily due to the disposal of the Woxiu business in June 2019.

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

●	Selling and marketing. Our selling and marketing expenses decreased by 23.1% from US$10.8 million in 2019 to US$8.3 million in 2020. This decrease was primarily due to the decrease in headcount and personnel-related expenses.
●	Research and development. Our research and development expenses decreased by 50.2% from US$22.8 million in 2019 to US$11.3 million in 2020. This decrease was primarily due to the decrease in headcount and personnel-related expenses.
●	General and administrative. Our general and administrative expenses increased by 120.5% from US$10.1 million in 2019 to US$22.2 million in 2020. The increase was primarily due to an increase in share-based compensation expenses.
●	Impairment of goodwill. Our impairment of goodwill was nil in 2020 compared with US$9.3 million in 2019, primarily due to impairment losses on goodwill arising from our acquisition of Trucker Path, Inc.
●	Provision of amount due from a related party. We had bad debt provision of amounts due from a related party of US$12.4 million in 2019 as the counter party failed to make payments under the agreed extended repayment plan. We had no bad debt provision of amount due from a related party in 2020.

Other income. We had other income of US$3.5 million in 2020, compared with other income of US$1.5 million in 2019.

Fair value change of contingent consideration. Our fair value change of contingent consideration was a loss of US$1.0 million in 2020, compared with a gain of US$20.7 million in 2019. The fluctuation was mainly due to the change in estimates of the expected shares to be delivered to settle the contingent consideration to acquired dealerships of Kaixin and change in Kaixin’s share price.

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

Impairment of available-for-sale investment. Our impairment of long-term investment was nil in 2020, compared with US$2 million in 2019. We recorded US$2 million of available-for-sale investment for the year ended December 31, 2019.

Impairment on and (Loss) earnings in equity method investments, net of tax. Our earnings in equity method investments were US$0.1 million in 2020, compared with a loss of US$7.5 million in 2019. The fluctuation was mainly due to the impairment of US$6.2 million in 2019.

Segment Operations

In December 2020, we reached a resolution to dispose of Kaixin Auto Holdings and treated Kaixin Auto Holdings as discontinued operations. As a result, we reevaluated our segments and concluded that we had only one reportable segment as of December 31, 2021, our SaaS segment.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. As of December 31, 2021, we had net current assets (current assets less current liabilities) of US$41.2 million, and an accumulated deficit of US$620.4 million. For the year ended December 31, 2021, we incurred loss from continuing operations amounting to US$103.4 million and negative cash flows from continuing operating activities of US$19.0 million.

Our ability to continue as a going concern is dependent on our ability to generate cash flows from operations, and our ability to arrange adequate financing arrangements. In January 2021, we received $68.0 million from Oak Pacific Investment, a related party, as payment of the remaining outstanding amount under a promissory note issued as part of the OPI Transaction in June 2018. We had cash and cash equivalents of US$65.2 million, excluding restricted cash, as of December 31, 2021. The cash reserve is expected to meet our operating needs for at least the next twelve months from the date of this annual report. However, if negative cash flow from operating activities persists in the long run, our cash resources may become insufficient to satisfy on-going cash requirements.

Our material cash requirements included investment in growing our enterprise presence in Chime, in research and development and to add features to Trucker Path to allow us to extend the services offered to drivers and to serve the needs of other industry participants including brokers, fleets, and dispatchers.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31,
	2019	2020	2021

	(in thousands of US$)
Net cash used in operating activities from continuing operations	(28,402)	(11,723)	(18,978)
Net cash (used in) provided by operating activities from discontinuing operations	(4,745)	(3,878)	870
Net cash provided by investing activities from continuing operations	17,660	32,802	58,038
Net cash provided by (used in) investing activities from discontinuing operations	1,223	—	—
Net cash used in financing activities from continuing operations	(19,465)	(1,461)	(11,176)
Net cash (used in) provided by financing activities from discontinuing operations	(6,328)	3,917	267
Net (decrease) increase in cash and cash equivalents from continuing operations	(30,207)	19,618	27,884
Net (decrease) increase in cash and cash equivalents from discontinued operations	(9,850)	39	1,137
Cash and cash equivalents and restricted cash at beginning of year from continuing operations	43,745	14,733	34,087
Cash and cash equivalents and restricted cash at beginning of year from discontinued operations	13,768	3,189	3,162
Effect of exchange rate changes from continuing operations	1,195	(264)	(1,023)
Effect of exchange rate changes from discontinued operations	(729)	(66)	—
Cash and cash equivalents and restricted cash at end of year from continuing operations	14,733	34,087	65,247
Cash and cash equivalents and restricted cash at end of year from discontinued operations	3,189	3,162	—

Operating Activities

Net cash used in operating activities from continuing operations amounted to US$19.0 million in 2021, compared to net loss from continuing operations of US$103.4 million. The principal change in operating assets and liabilities accounting for the difference between our net loss and our net cash used in operating activities in 2021 was an increase in prepaid expenses and other current assets of US$4.1 million, an increase in accounts receivable of US$1.1 million, an increase in amount due from subsidiary held for sale of US$1.6 million, and partially offset by the increase in deferred revenue and accrued expenses and other current liabilities of US$3.7 million. The principal adjustments to reconcile our net loss to our net cash used in operating activities was impairment on and (loss) earnings in equity method investments of US$59.0 million, loss related to contingent liability settlement of US$13.2 million, share-based compensation expenses of US$8.5 million and the provision for amount due from a deconsolidated subsidiary of US$3.9 million.

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

Net cash used in operating activities from continuing operations amounted to US$28.4 million in 2019, compared to a net loss from continuing operations of US$38.4 million. The principal change in operating assets and liabilities accounting for the difference between our net loss and our net cash used in operating activities in 2019 was a decrease in accrued expenses and other current liabilities of US$7.9 million, a net increase in amounts due from related parties of US$6.5 million and a decrease in operating lease liabilities of US$2.4 million and partially offset by the decrease in prepaid expenses and other current assets of 4.0 million. The principal adjustments to reconcile our net loss to our net cash used in operating activities were an impairment on goodwill of US$9.3 million, provision for amount due from a related party of US$12.4 million, and share-based compensation expenses of US$8.6 million, impairment on and (loss) earnings in equity method investments of US$7.5million, and partially offset by gain on fair value change of contingent consideration of US$20.7 million.

Investing Activities

Net cash provided by investing activities from continuing operations amounted to US$58.0 million in 2021, due mainly to proceeds of US$68.0 million from repayment of the note issued by OPI, partially offset by payments to purchase preferred shares of Kaixin of US$6.0 million and net cash outflow from deconsolidation of Kaixin of US$4.3 million.

Net cash provided by investing activities from continuing operations amounted to US$32.8 million in 2020, due mainly to proceeds of US$31.5 million from repayment of the note issued by OPI.

Net cash provided by investing activities from continuing operations amounted to US$17.7 million in 2019, due mainly to proceeds from repayment of the note issued by OPI of US$9.6 million, proceeds from disposition of our SNS business of US$6.1 million, and proceeds from repayment of third-party loans of US$4.1 million, partially offset by payments to purchase of short-term investments of US$1.4 million.

Financing Activities

Net cash used in financing activities from continuing operations was US$11.2 million in 2021, due mainly to repayment of borrowings of US$11.5 million.

Net cash used in financing activities from continuing operations was US$1.5 million in 2020, due mainly to repayment of borrowings of US$4.8 million, partially offset by proceeds from short-term and long-term debt borrowings of US$3.3 million.

Net cash used in financing activities from continuing operations was US$19.5 million in 2019, due mainly to US$31.0 million used to repay borrowings, partially offset by proceeds from short-term borrowings of US$10.5 million.

Contractual Obligations

The following table sets forth our contractual obligations from the continuing operations including interest payment, if applicable, as of December 31, 2021:

	Payment Due by Period
		Less than 1			More than 5
	Total	year	1-3 years	4-5 years	years

	(in thousands of US$)
Operating lease obligations(1)	769	706	63	—	—
Loan obligations(2)	1,585	1,585	—	—	—
Total	2,354	2,291	63	—	—

Notes:

(1)	We lease facilities and offices under non-cancelable operating lease agreements.
(2)	In 2020, we entered into long-term borrowings for a total of US$1.6 million, which will mature on April 22, 2022, and was classified as short-term borrowing.

Off-Balance Sheet Arrangements

We issued a standby letter of credit to the benefit of East West Bank that guarantees Kaixin’s payment of approximately US$9.3 million to East West Bank, which is an uncollateralized guarantee carried over from our deconsolidation of Kaixin and is subject to periodic renewals. Except for this standby letter of credit, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Capital Expenditures

We made capital expenditures of US$0.4 million and US$0.2 million and US$0.1 million in 2019, 2020 and 2021, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business.

Our Holding Company Structure and Contractual Arrangements with Qianxiang Tiancheng

Please refer to “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Qianxiang Tiancheng.”

Financial Information relating to the VIE

Set forth below are the condensed consolidating schedule showing the financial position, results of operations and cash flows for the Parent, Non-VIE Subsidiaries and the VIE and its subsidiaries, eliminating adjustments and consolidated totals (in thousands of US$) as of and for the years ended December 31, 2019, 2020 and 2021. In the tables below, the column headings correspond to the following entities:

●	“Parent” refers to Renren Inc., our Cayman Islands holding company;
●	“Non-VIE Subsidiaries” refer to the sum of (i) Qianxiang Shiji Technology Development (Beijing) Co., Ltd., our wholly-owned PRC subsidiary, and other subsidiaries of Renren Inc; and
●	“VIE and its subsidiaries” refer to the sum of (i) Qianxiang Tiancheng Technology Development Co., Ltd., (ii) Qianxiang Wanjing Technology Development Co., Ltd., (iii) Shandong Jieying Huaqi Automobile Service Co., Ltd.

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2019					For the year ended December 31, 2020					For the year ended December 31, 2021
		VIE and its	Non-VIE				VIE and its	Non-VIE				VIE and its	Non-VIE
	Parent	subsidiaries	Subsidiaries	Inter-company	Group	Parent	subsidiaries	Subsidiaries	Inter-company	Group	Parent	subsidiaries	Subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation	Company	Consolidated	Consolidated	elimination	Consolidation	Company	Consolidated	Consolidated	elimination	Consolidation

	In thousands of US dollars					In thousands of US dollars					In thousands of US dollars

Revenue	$—	$15,923	$16,318	$(17,156)	$15,085	$—	$7,274	$20,654	$(9,822)	$18,106	$—	$10,654	$33,745	$(12,180)	$32,219
Cost of revenue	$—	$635	$8,441	$(2,358)	$6,718	$—	$97	$5,442	$(2,088)	$3,451	$—	$13	$6,826	$—	$6,839
Gross profit	$—	$15,288	$7,877	$(14,798)	$8,367	$—	$7,177	$15,212	$(7,734)	$14,655	$—	$10,641	$26,919	$(12,180)	$25,380
Operating expenses	$9,672	$32,595	$34,050	$(10,543)	$65,774	$16,568	$10,510	$20,733	$(5,929)	$41,882	$14,394	$12,121	$39,788	$(21,454)	$44,849
Loss from operations	$(9,672)	$(17,307)	$(26,173)	$(4,255)	$(57,407)	$(16,568)	$(3,333)	$(5,521)	$(1,805)	$(27,227)	$(14,394)	$(1,480)	$(12,869)	$9,274	$(19,469)
Share of loss from subsidiaries	$(69,009)	$—	$—	$69,009	$—	$(6,314)	$—	$—	$6,314	$—	$(17,128)	$—	$—	$17,128	$—
Net loss	$(51,097)	$18,133	$(91,946)	$17,422	$(107,488)	$(19,220)	$16,112	$(21,640)	$2,628	$(22,120)	$13,663	$1,434	$(22,856)	$17,124	$9,365
Less: net income (loss) attributable to non-controlling interests	$—	$—	$31	$(56,422)	$(56,391)	$—	$—	$—	$(2,900)	$(2,900)	$—	$10	$(4,308)	$—	$(4,298)
Net (loss) income attributable to Renren's shareholders	$(51,097)	$18,133	$(91,977)	$73,844	$(51,097)	$(19,220)	$16,112	$(21,640)	$5,528	$(19,220)	$13,663	$1,424	$(18,548)	$17,124	$13,663

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2020					As of December 31, 2021
		VIE and its	Non-VIE				VIE and its	Non-VIE
	Parent	subsidiaries	Subsidiaries	Inter-company	Group	Parent	subsidiaries	Subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation	Company	Consolidated	Consolidated	elimination	Consolidation

	In thousands of US dollars					In thousands of US dollars
Amount due from non-VIE	$483,661	$43,900	$—	$(527,562)	$—	$520,436	$44,386	$—	$(564,822)	$—
Amount due from VIE	$—	$—	$274,602	$(274,602)	$—	$—	$—	$297,448	$(297,448)	$—
Amount due from Renren	$—	$33,393	$17,774	$(51,167)	$—	$—	$33,393	$16,486	$(49,879)	$—
Total current assets	$435,485	$47,282	$31,114	$(424,934)	$88,947	$481,435	$20,725	$91,306	$(519,209)	$74,257
Total non-current assets	$67,985	$5,333	$6,608	$44,800	$124,726	$36,594	$46,339	$322,896	$(309,911)	$95,918
Total assets	$503,470	$52,615	$37,722	$(380,134)	$213,673	$518,029	$67,064	$414,202	$(829,120)	$170,175
Amount due to VIE	$33,393	$—	$43,900	$(77,293)	$—	$33,393	$—	$44,386	$(77,779)	$—
Amount due to non-VIE	$17,774	$274,602	$—	$(292,376)	$—	$16,486	$297,448	$—	$(313,934)	$—
Amount due to Renren	$—	$—	$483,661	$(483,661)	$—	$—	$—	$520,436	$(520,436)	$—
Total current liabilities	$13,974	$10,749	$868	$55,512	$81,103	$1,732	$11,857	$19,297	$214	$33,100
Deficit of Investments in subsidiaries and VIEs	$382,687	$—	$—	$(382,687)	$—	$366,660	$—	$—	$(366,660)	$—
Total non-current liabilities	$384,339	$—	$317	$(380,830)	$3,826	$366,660	$—	$278	$(366,875)	$63
Total liabilities	$398,313	$10,749	$1,185	$(325,318)	$84,929	$368,392	$11,857	$19,575	$(366,661)	$33,163

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2019					For the year ended December 31, 2020					For the year ended December 31, 2021
	Parent	VIE and its					VIE and its	Non-VIE				VIE and its	Non-VIE
	Company	subsidiaries	Non-VIE	Inter-company	Group	Parent	subsidiaries	Subsidiaries	Inter-company	Group	Parent	subsidiaries	Subsidiaries	Inter-company	Group
	Consolidated	Consolidated	Subsidiaries	elimination	Consolidation	Company	Consolidated	Consolidated	elimination	Consolidation	Company	Consolidated	Consolidated	elimination	Consolidation

	In thousands of US dollars					In thousands of US dollars					In thousands of US dollars
Net cash used in operating activities	$13,850	$(1,170)	$(41,082)	$—	$(28,402)	$(30,170)	$2,031	$16,416	$—	$(11,723)	$(50,323)	$971	$30,374	$—	$(18,978)
Net cash provided (used in) by investing activities	$9,564	$8,735	$(164,968)	$164,329	$17,660	$31,529	$1,566	$(27,388)	$27,095	$32,802	$61,985	$454	$(74,812)	$70,411	$58,038
Net cash (used in) provided by financing activities	$(23,990)	$(10,340)	$179,194	$(164,329)	$(19,465)	$401	$(3,088)	$28,321	$(27,095)	$(1,461)	$(11,176)	$—	$74,710	$(74,710)	$(11,176)
Effect of exchange rate changes	$—	$—	$13,768	$—	$13,768	$—	$—	$(264)	$—	$(264)	$—	$—	$(1,023)	$—	$(1,023)
Net increase in cash, cash equivalents and restricted cash	$(576)	$(2,775)	$(13,088)	$—	$(16,439)	$1,760	$509	$17,085	$—	$19,354	$486	$1,425	$29,249	$(4,299)	$26,861

We expect that the financial position, results of operations and cash flows generated by the VIE and its subsidiaries will constitute an immaterial portion of our consolidated financial information for the foreseeable future. Accordingly, we believe the risks associated with the contractual arrangement with Qianxiang Tiancheng and its shareholders, if materialized, would not result in a material change in our financial position, results of operations, prospects or the value of the ADSs.

Cash and Asset Flows through Our Organization

The VIE and its subsidiaries generate revenue from Renren, Inc. and its subsidiaries by providing research and development as well as general and administrative services. The VIE and its subsidiaries are paid each month for services rendered. In addition, the VIE and its subsidiaries provide general and administrative as well as back-office services to OPI and receive payment for these services. Except for the foregoing, the VIE and its subsidiaries do not receive cash or revenue from any other sources or third parties.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends partly upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by each of our PRC subsidiaries to us depends solely on the service and license fees paid to Qianxiang Shiji by the Qianxiang Tiancheng with which it has contractual arrangements. Under PRC law, all of our PRC subsidiaries and the VIE and its subsidiaries in China are required to set aside at least 10% of their respective after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to the contractual arrangements among Qianxiang Shiji, Qianxiang Tiancheng and its shareholders, Qianxiang Tiancheng’s earnings and cash (including dividends received from its subsidiaries) are used to pay service and license fees in Renminbi to Qianxiang Shiji, in the manner and amount set forth in these agreements. After paying the withholding taxes applicable to Qianxiang Shiji’s revenues and earnings, making appropriations for its statutory reserve requirements and retaining any profits from accumulated profits, the remaining net profits of Qianxiang Shiji would be available for distribution to us by the offshore holding companies through which we own Qianxiang Shiji, although we have not, and do not have, any present plan to make such distributions. As of December 31, 2021, the negative net assets of Qianxiang Shiji and the VIE and its subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution amounted to US$268.8 million in the aggregate. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and the VIE and its subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

The condensed consolidating table below quantified the transfer between Renren, its Non-VIE subsidiaries, VIE and its subsidiaries for the years ended December 31, 2019, 2020 and 2021, respectively. These transfers were only for the purpose of providing working capital between Renren, its Non-VIE subsidiaries, VIE and its subsidiaries. No dividends and distribution transferred.

	For the year ended December 31, 2019			For the year ended December 31, 2020			For the year ended December 31, 2021
	Transfer to			Transfer to			Transfer to
		VIE and its	Non-VIE		VIE and its	Non-VIE		VIE and its	Non-VIE
		subsidiaries	Subsidiaries		subsidiaries	Subsidiaries		subsidiaries	Subsidiaries
	Renren	Consolidated	Consolidated	Renren	Consolidated	Consolidated	Renren	Consolidated	Consolidated

Transfer from
Renren	$—	$—	$11,764	$—	$—	$8,283	$—	$—	$41,270
VIE and its subsidiaries	$—	$—	$52,752	$52	$—	$8,854	$—	$—	$1,738
Non-VIE subsidiaries	$23,060	$76,754	$—	$16	$9,889	$—	$605	$31,096	$—

C.Research and Development, Patents, and Licenses, etc.

Research and Development

Our research and development efforts focus on developing and improving the scalability, features and functions of our SaaS services, including the compilation and use of data to increase automation of our services and enhance the customer experience. We have a large team of 253 engineers and developers as of December 31, 2021, accounting for 62% of our employees as of that date. Most of our engineers and developers are based at our subsidiary office in Beijing, China.

Our research and development personnel support all areas of our business, mainly focusing on the improvement and enhancement of our SaaS businesses including the mobile apps and ensuring we are fully compatible with the latest mobile operating systems such as iOS, Android and Windows, but also working on our Chime initiative. We continue to develop new products and services to meet the needs of our user base and customers.

Our research and development expenses primarily include salaries and benefits for our research and development personnel. We incurred US$22.8 million, US$11.3 million, and US$10.7 million of research and development expenses in 2019, 2020 and 2021 respectively.

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

We have been granted 20 patents. In addition, we maintain 36 copyright registrations, all of which are computer software copyright registrations. Our employees sign confidentiality and non-compete agreements when hired.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in the consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Form 20-F, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) revenue recognition; (ii) Long-term investment - without readily determinable fair values and equity method; (iii) Share based compensation, and (iv) Fair value change of contingent consideration. While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Allowance for doubtful accounts and provision for restricted cash and receivables related to Kaixin

Accounts receivable represents those receivables derived in the ordinary course of business. An allowance for doubtful accounts is provided based on aging analyses of accounts receivable balances, historical bad debt rates, repayment patterns and customer credit worthiness. No allowances for doubtful receivables were recorded as of December 31, 2020 and December 31, 2021.

We recorded a provision for restricted cash, which is the security for debt borrowing in the amount of US$8.3 million of Kaixin under an irrevocable standby letter of credit issued by East West Bank, in the amount of US$9.3 million because we do not expect Kaixin would repay the loans or the guarantee deposit could be collectable in the foreseeable future. We also recorded a provision for the amount due from related parties in the amount of US$3.9 million because we do not expect Kaixin would repay the related party loans in the foreseeable future.

Valuation and recognition of share-based compensation arrangements

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

A change in any of the terms or conditions of share options is accounted for as a modification of stock options. We calculate the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, we recognize incremental compensation cost in the period the modification occurred. For unvested options, we recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

We did not grant any options for any periods presented. The fair value of the restricted shares on the grant date was the closing market price of the ordinary shares as of the date.

In determining the fair value of share options under Plan of Chime Technologies, Inc. and Trucker Path, Inc., a binomial option pricing model is applied. Assumptions used to estimate the fair values of the share options granted or modified include the risk-free interest rate, volatility, expected term, and exercise price

Expected volatility was determined by calculating the historical volatility of the share prices of comparable companies over the previous four years. Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected life of the options. During the years ended December 31, 2019, 2020 and 2021, we recorded share-based payment expenses of $8.6million, $15.3million and $8.5 million.

Provision of income tax and valuation allowance for deferred tax asset

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are recognized when temporary differences exist between the tax basis of assets and liabilities and their reported amounts in the financial statements and are recorded as non-current in the consolidated balance sheet. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The amount of valuation allowances was US$41.9 million and US$46.0 million as of December 31, 2020 and 2021.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2019, 2020 and 2021, respectively.

Contingent consideration

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. If the classification of the contingent consideration changes as a result of events during the period, the contingent consideration is reclassified as of the date of the event that causes the reclassification. If the contingent consideration is reclassified from a liability to equity, gains or losses recorded to account for the arrangement at fair value during the period in which it was classified as a liability is not reversed. Fair value change gain of contingent consideration of US$20.7 million, fair value change loss of US$1.0 million, and fair value change gain of US$1.1 million was recorded in our consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021, respectively.

Contingent consideration was related to certain consideration payment triggers, such as the performance of each dealer and after-sale service center operator for each of the five years following April 30, 2019. The fair value of the contingent consideration was estimated with the following key assumption: none of the dealer or after-sale service center operator will meet any performance condition for each of the five years following April 30, 2019. The contingent consideration was settled by us in November 2021.

Impairment of long-term investments

Equity method investments

We regularly evaluate the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee's cash position, recent financings, projected and historical financial performance, cash flow forecasts, and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary impaired ("OTTI"). We recorded impairment losses on equity method investments of US$6.2 million, nil, and nil in the Impairment on and (Loss) earnings in equity method investments, net of tax in the consolidated statements of operations for the years ended December 31, 2019, 2020, and 2021, respectively.

Equity Investments without Readily Determinable Fair Values

We recorded impairment losses of nil, nil and US$1.5 million on equity securities without readily determinable fair values during the years ended December 31, 2019, 2020 and 2021, respectively. We recorded US$1.5 million impairment loss for the year ended December 31, 2021 based on its fair value determined with the assistance of an independent valuation appraiser. These valuations are based on a number of estimates and assumptions, including the expected redemption date and put option ending date of December 31, 2031, bond discount rate of 13.53%, volatility of 44.62% and risk fee rate of 1.66%.

Available-for-sale investment

We review our available-for-sale investments for other than temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, our intent and ability to hold the investment, and the financial condition and near-term prospects of the investees.

If there is OTTI on debt securities, we separate the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. Prior to December 15, 2019, the amount due to other factors is recognized in other comprehensive (loss) income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. After December 15, 2019, unrealized gains and losses (OTTI) are reported, net of the related tax effect, in other comprehensive income (OCI). Upon sale, realized gains and losses are reported in net income. We monitor the investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. We recorded impairment losses on its available-for-sale investment of US$2 million, nil, and nil for the years ended December 31, 2019, 2020, and 2021, respectively.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Joseph Chen	52	Chairman, Chief Executive Officer, Director
James Jian Liu	49	Director, Chief Operating Officer
Hui Huang	49	Independent Director
Chuanfu Wang	56	Independent Director
Lin Cong	41	Independent Director
Chris Palmer	54	Chief Financial Officer
He Li	38	Vice President of Technology

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

James Jian Liu has served as our director since January 2008 and chief operating officer since February 2006. Mr. Liu is also acting as a director of Kaixin and Opera Limited (NASDAQ: OPRA). Before joining our company, he was the co-founder and chief executive officer of UUMe.com, one of the earliest social networking service websites in China. He served as product management director at Fortinet in its early years and held a senior product manager role at Siebel Systems. Mr. Liu started his career as a management consultant with the Boston Consulting Group in China. Mr. Liu holds a bachelor’s degree in computer science from Shanghai Jiao Tong University and an MBA degree from Stanford University, where he was an Arjay Miller Scholar.

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

Chris Palmer has served as our Chief Financial Officer since September 2021. Prior to joining our company, Mr. Palmer served as VP Finance at Twist Bioscience, a global manufacturer of Synthetic DNA. Prior to that, he was chief financial officer and chief innovation officer at Televerde, an outsourcer of Demand Generation and Inside Sales services. Mr. Palmer has also worked at a number of semi-conductor businesses, including Intel Corporation, where he served in a variety of roles spanning M&A, finance, and general management. Mr. Palmer started his career at KPMG, is a Certified Public Accountant, and received his MBA, with honors, from Duke University’s Fuqua School of Business.

He Li has served as vice president of our company since 2014 and is now in charge of technology at Renren. Mr. Li joined our company in 2011 and has since held various positions in research and development. Mr. Li received a bachelor’s degree in Computer Science and a master’s degree in Software Science Theory from Beijing University.

B.	Compensation

For the year ended December 31, 2021, we paid an aggregate of approximately US$1.2 million in cash to our executive officers and non-executive directors. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. In 2021, we accrued in aggregate US$79.2 thousand worth of such benefits for our executive officers.

For the year ended December 31, 2021, we did not grant share awards to our executive officers and non-executive directors, and we recorded US$6.2 million in share-based compensation expense to these directors and officers for share awards granted in prior years. For more information, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”

Equity Incentive Plans

We have adopted seven equity incentive plans to motivate, retain and attract the best personnel and promote the success of our business. The seven plans adopted by us were the 2006 Equity Incentive Plan, the 2008 Equity Incentive Plan, the 2009 Equity Incentive Plan, the 2011 Share Incentive Plan (as amended), the 2016 Share Incentive Plan, the 2018 Share Incentive Plan and the 2021 Share Incentive Plan. We refer to these collectively as the Renren Plans in this annual report. The maximum number of Class A ordinary shares that may be issued under the Renren Plans is 494,670,244. As of March 31, 2022, 216,872,130 Class A ordinary shares remain available for future issuances under the Renren Plans and share awards to acquire an aggregate of 169,984,085 Class A ordinary shares were outstanding.

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

The following table summarizes the share options granted to our directors, executive officers and other individuals as a group under the Renren Plans and were outstanding as of March 31, 2022.

	Number of
	Ordinary Shares
	Underlying
	Outstanding		Exercise Price
Name	Options (1)		(US$/Share)(1)	Grant Date	Expiration Date
Joseph Chen	16,800,000		0.0113	April 5, 2012	April 4, 2022
	3,150,000		0.0113	March 22, 2013	March 21, 2023
	25,946,844		0.0113	May 19, 2014	May 18, 2024
	25,946,847		0.0113	May 19, 2014	May 18, 2024
	39,752,430		0.0113	January 15, 2016	January 14, 2026
Chuanfu Wang		*	0.0113	June 14, 2012	June 13, 2022
		*	0.0113	March 22, 2013	March 21, 2023
Other individuals as a group		*		April 5, 2012	April 4, 2022

Notes:

*     The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

(1)	The number of share options granted and exercise prices in this table, including footnote 2, gives effect to the ten-for-one share split that became effective on March 25, 2011.

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

The following table summarizes the restricted share units granted to our directors, executive officers and other individuals as a group under the Renren Plans and were outstanding as of March 31, 2022.

	Number of Ordinary Shares Underlying
Name	Restricted Share Units Outstanding	Grant Date
Joseph Chen	376,722	January 15, 2016
Joseph Chen	24,750,270	July 13, 2020
James Jian Liu	1,546,102	July 31, 2018
James Jian Liu	6,187,770	July 13, 2020
Chris Palmer	6,749,460	December 31, 2021
He Li	5,588,445	July 31, 2018
Certain individuals as a group	9,360,055	July 31, 2018
Certain individuals as a group	424,515	October 11, 2018
Certain individuals as a group	35,985	March 18, 2019
Certain individuals as a group	91,140	July 19, 2019
Certain individuals as a group	2,362,500	January 1, 2022

Notes:

*     The aggregate beneficial ownership of our company held by the named grantee is less than 1% of our total outstanding shares.

On July 13, 2020, we adopted two Equity Incentive Plans for Chime Technologies, Inc. and Trucker Path, Inc., whereby 30,000,000 ordinary shares of Chime Technologies, Inc. and 30,000,000 ordinary shares of Trucker Path, Inc. are made available for future grant to their respective directors, officers, employees or consultants, including in the form of incentive share options, restricted shares or restricted share units. On November 4, 2021 we adopted two additional Equity Incentive Plans for Chime Technologies, Inc. and Trucker Path, Inc., whereby 5,000,000 additional ordinary shares of Chime Technologies, Inc. and 5,000,000 additional ordinary shares of Trucker Path, Inc. are reserved for future issuances. We refer to the two Equity Incentive Plans of Chime Technologies, Inc. collectively as the Chime Plans and the two Equity Incentive Plans of Trucker Path, Inc. collectively as the Trucker Path Plans. As of March 31, 2022, 15,000,000 ordinary shares remain available for future issuances under the Chime Plans and share awards to acquire 10,642,100 ordinary shares were outstanding. As of March 31, 2022, 15,000,000 ordinary shares remain available for future issuances under the Trucker Path Plans and share awards to acquire 10,341,600 ordinary shares were outstanding.

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

Types of Awards and Exercise Prices. Three types of awards may be granted under the plans.

●	Incentive share options. Incentive share options are share options which satisfy the requirements of Section 422 of the Internal Revenue Code of 1986. The exercise price of an incentive share option must be at least equal to the fair market value of the shares on the date of grant. If an employee, officer or director owns or is deemed to own more than 10% of the combined voting power of all classes of shares and an incentive share option is granted to such person, the exercise price for such incentive share option shall be at least 110% of the fair market value of the shares on the date of grant.
●	Nonqualified share options. Nonqualified share options are share options which do not satisfy the requirements of Section 422 of the Internal Revenue Code of 1986. The exercise price of a nonqualified share option may be less than, equal to or greater than the fair market value of the shares on the date of grant.
●	Restricted share options. Restricted share options are options to purchases ordinary shares which are subject to certain restrictions or limitations set forth in the plans or in the related award agreement, and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us during a restricted period. The exercise price of restricted share options may be determined by the plan administrator in the award agreement.

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

Principal Terms of the 2011, 2016, 2018 and 2021 Share Incentive Plans adopted by Renren Inc.

The principal terms of the 2011 Share Incentive Plan (as amended), the 2016 Share Incentive Plan, the 2018 Share Incentive Plan and the 2021 Share Incentive Plan are substantially the same. The following paragraphs summarize the principal terms of these four plans and, unless otherwise specified below, the following summary applies to each of these plans.

Types of Awards and Exercise Prices. The plans permit the grant of options to purchase our Class A ordinary shares, restricted shares and restricted share units as deemed appropriate by the plan administrator.

●	Options. Options provide for the right to purchase a specified number of our Class A ordinary shares at a specified price and usually will become exercisable in the discretion of the plan administrator in one or more installments after the grant date. Options include incentive share options, which are share options which satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, and non-qualified share options, which do not satisfy these requirements. The exercise price of an option shall be determined by the plan administrator and set forth in the award agreement.
●	Restricted Shares. A restricted share award is the grant of our Class A ordinary shares which are subject to certain restrictions or limitations set forth in the plan or in the related award agreement. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us during a restricted period. The exercise price of restricted share options may be determined by the plan administrator in the award agreement.
●	Restricted Share Units. Restricted share units represent the right to receive our Class A ordinary shares at a specified date in the future. On the maturity date specified by the plan administrator, we will transfer to the participant one unrestricted, fully transferable share for each restricted share unit.

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

Amendment and Termination of the Plan. With the approval of our board, our plan administrator may at any time amend, modify or terminate the plan, subject to certain exceptions. Unless earlier terminated by the board of directors, the 2011 Share Incentive Plan (as amended) expired on April 14, 2021, the 2016 Share Incentive Plan will expire on January 15, 2026, the 2018 Share Incentive Plan will expire on July 5, 2028, and the 2021 Share Incentive Plan will expire on December 31, 2032.

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

Audit Committee. Our audit committee consists of Mr. Lin Cong and Ms. Hui Huang. Mr. Cong is the chairman of our audit committee and our board of directors has determined that Mr. Cong is an audit committee financial expert. Mr. Cong and Ms. Huang each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving any proposed related party transaction, as defined in Item 404 of Regulation S-K under the Securities Act, involving over US$120,000 in a single transaction or a series of related transactions;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and
●	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee. Our compensation committee consists of Ms. Hui Huang and Mr. Lin Cong. Ms. Huang is the chairman of our compensation committee. Ms. Huang and Mr. Cong each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer is prohibited from attending any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our chief executive officer;
●	reviewing and recommending to the board the compensation of our directors; and
●	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Lin Cong and Mr. Chuanfu Wang, and is chaired by Mr. Cong. Mr. Cong and Mr. Wang each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

●	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;
●	reviewing annually with the board the composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;
●	identifying and recommending to the board the directors to serve as members of the board’s committees;
●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

D.Employees

We had 541, 324 and 409 full-time employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth the number of our employees by function as of December 31, 2021:

Functional Area	Number of Employees as % of Total
Management and administration	9%
Sales and marketing	39%
Research & development	52%
Total	100%

As of December 31, 2021, we had 83 employees located in the United States, 136 employees located in Beijing, 78 employees located in other cities in China and 112 employees located in the Philippines.

We believe that we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

In all of our operating locations, we and our employees are required to make contributions for social security, unemployment, and other benefits as required by the governments of the countries in which we operate. For example, as required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by local government regulations from time to time.

In the United States, we and our employees are required to make contributions for social security, unemployment, and other benefits as required by the United States government and local jurisdictions. For example, as required by U.S. regulations, we participate in various government statutory employee benefit plans, including social security, Medicaid, unemployment insurance, and workers’ compensation.

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (including Class A ordinary shares represented by our ADSs), as of March 31, 2022, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,121,325,027 ordinary shares outstanding as of March 31, 2022, including 815,936,577 Class A ordinary shares and 305,388,450 Class B ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person .

	Ordinary Shares Beneficially Owned
			% of
			Voting
	Number	%(1)	Power(2)
Directors and Executive Officers:
Joseph Chen(3)	406,513,721	36.1	50.1
James Jian Liu(4)	61,781,762	5.5	1.6
Hui Huang(5)	*	*	*
Chuanfu Wang(6)	*	*	*
Lin Cong(7)	*	*	*
Chris Palmer(8)	*	*	*
He Li(8)	*	*	*
All directors and executive officers as a group(9)	473,770,978	42.1	51.8

Principal Shareholders:
Joseph Chen(3)	406,513,721	36.1	50.1
SoftBank Group Capital Limited and its affiliates(10)	405,388,451	48.0	45.4
Oasis Management Company Ltd.(11)	137,072,790	12.2	3.5

Notes:

*	Less than 1% of our total outstanding ordinary shares.
(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding and the number of ordinary shares such person or group has the right to acquire within 60 days of March 31, 2022.
(2)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power with respect to all of our Class A and Class B ordinary shares as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per share and each holder of Class A ordinary shares is entitled to one vote per share held by our shareholders on all matters submitted to them for a vote. Subject to certain exceptions, our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(3)	The number of ordinary shares beneficially owned is as of December 31, 2021, as reported in a Schedule 13G/A filed by Mr. Joseph Chen on February 14, 2022, and consists of (i) 170,258,970 Class B ordinary shares held by Mr. Chen, (ii) 104,891,011 Class A ordinary shares held by Mr. Joseph Chen, among which 99,999,990 Class A ordinary shares are represented by 2,222,222 American depositary shares, (iii) 111,043,590 Class A ordinary shares issuable upon exercise of share options held by Mr. Chen that are exercisable within 60 days after December 31, 2021, and (iv) 20,320,150 Class A ordinary shares issuable upon vesting of restricted share units held by Mr. Chen within 60 days after December 31, 2021. The business address of Mr. Chen is 2828 N. Central Avenue Fl 7, Phoenix, Arizona, 85004, USA.
(4)	The number of ordinary shares beneficially owned is as of December 31, 2021, as reported in a Schedule 13G/A filed by Mr. James Jian Liu on February 8, 2022, and consists of (i) 61,269,662 Class A ordinary shares held by Mr. James Jian Liu, and (ii) 512,100 Class A ordinary shares issuable upon vesting of restricted share units held by Mr. Liu within 60 days after December 31, 2021. The business address of Mr. Liu is 4/F, Tower D, Building 15, No. 5 Jiangtai Road, Chaoyang District, Beijing, 100015, People’s Republic of China.
(5)	The business address of Ms. Huang is 2828 N. Central Avenue Fl 7, Phoenix, Arizona, 85004 USA.
(6)	The business address of Mr. Wang is No. 3009, BYD Road, Pingshan, Shenzhen, 518118, People’s Republic of China.
(7)	The business address of Mr. Cong is2828 N. Central Avenue Fl 7, Phoenix, Arizona, 85004 USA.
(8)	The business address of each of Mr. Palmer and Mr. Li is 2828 N. Central Avenue Fl 7, Phoenix, Arizona, 85004 USA.
(9)	Certain directors and executive officers have been granted restricted share units and options pursuant to our 2006, 2008 and 2009 Equity Incentive Plans and our 2011, 2016 and 2018 Share Incentive Plans. See “Item 6.B—Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”
(10)	The number of ordinary shares beneficially owned is as of December 31, 2019, as reported in a Schedule 13G/A filed by SoftBank Corp. on February 8, 2019, and consists of 270,258,971 Class A ordinary shares and 135,129,480 Class B ordinary shares held by SoftBank Group Capital Limited. See the two paragraphs following this table for more information on Class A and Class B ordinary shares. SoftBank Group Capital Limited is a corporation established under the laws of England and Wales, and is a wholly owned subsidiary of SoftBank Corp. SoftBank Corp. is a corporation established under the laws of Japan, and is a public company listed on the Tokyo Stock Exchange. On January 31, 2011, SoftBank Corp. transferred 2,582,200 series C preferred shares and 402,870,510 series D preferred shares to SB Pan Pacific Corporation, and, immediately prior to the completion of our initial public offering in May 2011, 135,129,480 of these series D preferred shares were converted into Class B ordinary shares on a one-to-one basis and the rest of the preferred shares held by SB Pan Pacific Corporation were converted into Class A ordinary shares on a one-to-one basis. In September 2018, SB Pan Pacific Corporation transferred all of our Class A ordinary shares and Class B ordinary shares held by it to SoftBank Group Capital Limited, as a part of an intracompany transfer. The business address for SoftBank Group Capital Limited is 69 Grosvenor Street, London, W1K 3JP, United Kingdom, and the business address for SoftBank Corp. is 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan.
(11)	The number of ordinary shares beneficially owned is as of December 31, 2021 as reported in a Schedule 13G/A filed by Oasis Management Company Ltd., a Cayman Islands exempted company, on February 15, 2022, and consists of 137,072,790 Class A ordinary shares which are directly held by certain investment funds managed by Oasis Management Company Ltd. (the “Oasis Funds”). Mr. Seth Fischer, is responsible for the supervision and conduct of all investment activities of the Oasis Management Company Ltd., including all investment decisions with respect to the assets of the Oasis Funds, with respect to the Class A Ordinary Shares held by the Oasis Funds. The address of the business office of Mr. Seth Fischer is c/o Oasis Compliance, Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen’s Road Central, Central, Hong Kong. The address of the business office of Oasis Management Company Ltd.is Ugland House, PO Box 309 Grand Cayman, KY1-110, Cayman Islands.

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

To our knowledge, as of March 31, 2022, a total of 819,520,734 Class A ordinary shares were held by 52 record holders in the United States, including Citibank, N.A., the depositary of our ADS program, and 305,388,450 Class B ordinary shares were held by 2 record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Contractual Arrangements with Qianxiang Tiancheng

Please refer to “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Qianxiang Tiancheng.”

Related Party Transactions with Our Major Shareholder

In December 2018, we disposed of all tangible and intangible assets in our SNS platform and the related business, including Renren mobile live streaming, to Beijing Infinities Interactive Media Co., Ltd. for cash consideration of US$20 million and shares in the purchaser’s parent company, Infinities Technology (Cayman) Holding Limited, with a value of US$40 million, based on an agreed-upon estimated valuation of US$700 million for the parent company. Oak Pacific Holdings, a company controlled by Mr. Joseph Chen, our chairman and chief executive officer, and Mr. James Jian Liu, our executive director and chief operating officer, controls one of the minority shareholders of the purchaser. As of December 31, 2021, the unpaid cash consideration was US$13 million, and we determined allowance of US$12.4 million of this unpaid cash consideration, and the remaining 0.6 million was net settled with balance payable to infinities.

Related Party Transactions with OPI

OPI issued a note to our company as part of the OPI Transaction in June 2018. In March 2019, the interest rate was increased to from 8% per year to 8.5% per year in connection with a refinancing of OPI’s debt obligations. In December 2019, April 2020 and December 2020, OPI paid US$10 million, US$4 million and US$27.5 million to us for the principal of the note and accrued interest on the portion of note being prepaid. In January 2021, OPI settled the remaining outstanding amount of US$68.0 million owed to us under the note. Additionally, we recorded revenue of US$361 thousand related to back-office services provided to OPI.

In February 2022, we entered into a software license agreement with Guangzhou Yupu Software Technology Co., Ltd., a company incorporated in the PRC, to acquire a perpetual and exclusive right and license to use, reproduce, sell, and modify Guangzhou Yupu’s software anywhere outside Mainland China for an one-time license fee of RMB2,000,000 (US$0.3 million). In addition, we entered into an employment agreement with Mr. Rui Song, the former chief executive officer of Guangzhou Yupu, to assume the same role within our newly established subsidiary SaaS Logistics US, Inc. Mr. Song will receive US$650,000 in cash compensation and restricted stock units representing 10% of SaaS Logistics US, Inc.’s share capital on a fully diluted basis. The restricted stock units vest over a period of four years. OPI maintains a minority interest in Guangzhou Yupu.

Related Party Transactions with Kaixin

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

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

On July 19, 2018, two shareholders instituted derivative suit on behalf of Renren Inc. (the “Company”), naming the Company only as a nominal defendant, against Joseph Chen, the chief executive officer and chairman of the board of directors and David Chao, a former director. On December 5, 2018, another derivative suit was filed in the name of the Company, as nominal defendant, against Joseph Chen, David Chao; DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., and DCM Investment Management III, LLC (collectively, the “DCM Defendants”); Oak Pacific Investment (“OPI”); and Duff & Phelps, LLC (“Duff & Phelps”), financial advisor to the special committee of the board of directors. On March 7, 2019, plaintiffs filed a consolidated complaint in the consolidated case In re Renren, Inc. Derivative Litigation, Index No. 653594/2018 (Sup. Ct. N.Y. Cty.). In the Consolidated Amended Complaint, the plaintiffs alleges that OPI, as part of a spinoff transaction involving certain of the Company’s assets, paid less than fair market value for certain assets of the Company and that the director defendants used the OPI Transaction to enrich themselves at the expense of other shareholders. The complaint further alleges that Duff & Phelps and the DCM Defendants aided in the alleged acts relating to the OPI Transaction and that OPI knowingly received the alleged improperly transferred assets. Following the denials of motions to dismiss, the Company and defendants Joseph Chen, David Chao, the DCM Defendants, and OPI answered the amended complaint on July 2, 2020. Defendant Duff & Phelps submitted supplemental briefing in support of its motion to dismiss the amended complaint on July 3, 2020. The new pleading added claims against the defendants but did not add any claims against the company. Plaintiffs subsequently moved to amend the Consolidated Amended Complaint to add SoftBank Group Corp., SB Pan Pacific Corporation, Renren SF Holdings, Inc., Renren Lianhe Holdings and Social Finance, Inc. as defendants in the litigation. As the claims are brought nominally in the name of the Company, the plaintiffs purport to assert claims on behalf of the Company and do not seek to impose any liability on the Company.

A settlement stipulation was reached on October 7, 2021. The plaintiffs filed a motion for preliminary approval of the settlement with the court, and a hearing on approval of settlement was held on December 9, 2021. The court denied the motion to approve the settlement stipulation by order dated December 10, 2021, finding that the court would not approve the record date as calculated under the settlement stipulation and that the amount of attorneys’ fees sought by plaintiffs’ counsel was too high. The plaintiffs appealed the court’s ruling. Plaintiffs filed their initial brief in the appellate division. Defendants’ deadline to respond has been adjourned pursuant to an agreement among the parties while settlement negotiations have been ongoing.

By order dated March 9, 2022, the court granted defendants’ second motion to dismiss in part, dismissing claims asserted on behalf of shareholders who did not hold shares as of June 21, 2018 and did not continuously hold shares from that date on the grounds that such shareholders lacked standing to pursue the claims based upon the transaction challenged in the lawsuit. On March 28, 2022, the trial court granted the motions of Miao Cao and CRCM Institutional Master Fund (BVI) Ltd. to intervene as additional plaintiffs in the case.

Following a status conference on April 6, 2022, the court entered a case management order that requires the parties to submit a schedule with the court on or before June 9, 2022 that will set a schedule to have depositions completed by November 17, 2022; fact discovery completed by December 1, 2022; and expert discovery completed by March 15, 2023.

Subsequently, the court conducted a mediation on April 14, 2022. At a telephonic status conference on April 16, 2022, the court announced that a settlement was not reached. Settlement discussions are ongoing.

The Company remains a nominal defendant and no claims are asserted directly against the Company.

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

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	establish advance notice requirements for nominating board of directors nominees or for proposing matters that can be acted on by shareholders at annual shareholder meetings.

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

The following discussion of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our Class A ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the Class A ordinary shares or ADSs, such as the tax consequences under U.S. state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, and to the extent it relates to PRC tax law, it is the opinion of Commerce & Finance Law Offices , our PRC legal counsel.

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

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands, and 100% of our equity interests in our PRC subsidiaries are held indirectly through our offshore holding companies. Our business operations are principally conducted through our PRC subsidiaries and the VIE and its subsidiaries. The Enterprise Income Tax Law provides that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%. Under the Enterprise Income Tax Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

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

United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law, as of the date of this annual report and which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any election to apply Section 1400Z-2 of the Code to gains recognized with respect to sales or other dispositions of our ADSs or ordinary shares, special accounting rules under Section 451(b) of the Code, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary also does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	dealers or traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	governmental organizations;

●	investors who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	investors holding their ADSs or ordinary shares in connection with a trade or business, fixed place of business, or permanent establishment outside the United States;
●	investors that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Based upon the nature of our business, the composition of our income and assets and the value of our assets, including goodwill (which is based on the market price of our ADSs), we believe we are not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021, and may be a PFIC for the current taxable year or in the future. Whether we were or are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Such determination is uncertain because, among other things, (i) the total value of our assets may be determined, in part, by reference to our market capitalization from time to time, which may fluctuate considerably and (ii) the characterization of our income and assets as active or passive may depend, in part, on our current and intended future business plans, including how, and how quickly, we use our liquid assets, which are subject to change. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

For any taxable year during which we are a PFIC and a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for our ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of our ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, Qianxiang Tiancheng or any of its subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, Qianxiang Tiancheng or any of its subsidiaries.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market as defined in applicable U.S. Treasury Regulations. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange for at least 15 days during each calendar quarter. The New York Stock Exchange, where our ADSs are listed, is a qualified exchange for this purpose (but no assurance can be given in this regard).

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Most of our revenues and expenses are denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of December 31, 2021, we had RMB-denominated cash and term deposits totaling RMB30.1 million (US$4.7 million) and U.S. dollar-denominated cash and term deposits totaling US$69.8 million.

Interest Rate Risk

We have exposure to interest rate risk relating to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We do not believe that the risk from market fluctuations in interest rates is material due to the low complexity and consistency of interest rates in bank deposits.

Inflation

Inflation in the United States of America has not materially impacted our results of operations. According to the U.S. Bureau of Labor Statistics, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 2.3%, 1.4% and 7.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if the United States experiences higher rates of inflation in the future.

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2%, and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Charges Our ADS Holders May Have to Pay

Citibank, N.A., is the depositary of our ADS program. Set forth below is a summary of fees holders of our ADSs may be required to pay for various services the depositary may provide:

Service	Fee
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock	Up to US$0.05 per ADS held exercise of rights distributions or exercise of rights
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
Depositary services established by the depositary	Up to US$0.05 per ADS held on the applicable record date (s)
Transfer of ADRs	US$1.50 per certificate presented for transfer

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2019, 2020 and 2021, we received approximately US$0.1 million, US$0.3 million and nil, respectively, net of applicable withholding taxes in the United States, from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective, due to the two material weaknesses in our internal control over financial reporting as described below.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. During the year ended December 31, 2020, our management identified two material weaknesses in our internal control over financial reporting, which remain unremediated as of December 31, 2021, as follows:

●	Lack of an integrated and systematic risk assessment process to identify and assess the financial reporting risks; and
●	Lack of evaluations to ascertain whether the components of internal control are present and functioning.

As a result of these material weaknesses and based on the evaluation described above, management concluded that our internal control over financial reporting was not effective as of December 31, 2021. Notwithstanding these material weaknesses, however, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Management’s Remediation Plans and Actions

To remediate the material weaknesses described above in “Management’s Report on Internal Control over Financial Reporting,” we are implementing the plan and measures described below, and we will continue to evaluate and may in the future implement additional measures.

We will carry out the following remediation measures:

●	We have recruited and plan to continue to recruit additional staff with relevant accounting experience, skills and knowledge in accounting and disclosure for complex transactions under the requirements of U.S. GAAP.
●	We will design and implement robust financial reporting and management controls over future significant and complex transactions.
●	We have invested in a new information technology platform and will invest in completing its implementation with embedded control execution and monitoring capabilities over financial transactions.

We believe that we are taking the steps necessary for remediation of the material weaknesses identified above, and we will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no other changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below that are billed or made payable for certain professional services rendered by KPMG Huazhen LLP, or KPMG, and Marcum Bernstein & Pinchuk LLP, or MBP, our principal external auditors, directly to us during the periods indicated.

	For the Years Ended December 31,
	2020	2021

	(in thousands of US$)
Audit fees (1)	149.3	310.0
Tax fees(2)	—	—
Other fees (3)	—	—

Notes:

(1)	“Audit fees” means the aggregate fees billed or made payable during the year for professional services rendered by our independent auditors in connection with the audit of our own consolidated financial statements or the review of our own interim consolidated financial statements required for statutory or regulatory filings. We paid or accrued audit fees of US$0.05 million related to KPMG in 2020. We paid or accrued audit fees of US$0.1 million and US$0.3 million related to MBP in 2020 and 2021, respectively.
(2)	“Tax fees” include fees billed or made payable during the year for tax advisory service provided by our independent registered public accounting firm to us. Nil tax fees were paid or accrued during year ended December 31, 2020 and 2021.
(3)	“Other fees” represent the aggregate fees billed or made payable during the year for professional services rendered by our independent registered public accounting firm to us other than the services reported in (1) and (2). Nil itger fees were paid or accrued during year ended December 31, 2020 and 2021.

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

On December 3, 2021, Renren Inc.’s board of directors approved and authorized a share repurchase program, pursuant to which the company may repurchase up to US$10,000,000 worth of American depositary shares, representing its Class A ordinary shares. The authorization allows repurchases during a period beginning on January 1, 2022 and ending on December 31, 2023. As of the filing of this annual report, no ADS has been repurchased in accordance with such authorization.

Item 16F. Change in Registrant’s Certifying Accountant

Effective on December 9, 2020, we engaged Marcum Bernstein & Pinchuk LLP, or MBP, as our independent registered public accounting firm. We also dismissed KPMG Huazhen LLP on the same date. The change of our independent registered public accounting firm was approved by the audit committee of our board.

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

During the year ended December 31, 2019 and the subsequent period prior to our engagement of MBP, there were no: (1) disagreements with KPMG Huazhen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F, except that KPMG Huazhen LLP advised us of the following material weaknesses: (i) inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP, (ii) lack of an effective continuous risk assessment process to identify and assess the financial reporting risks, and (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning.

During the year ended December 31, 2019 and the subsequent period prior to our engagement of MBP, we or any party on our behalf, consulted with MBP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that MBP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or a reportable event (each as defined above.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Renren Inc. and its subsidiaries and the VIE and its subsidiaries are included at the end of this annual report.

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

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 7, 2020 (file no. 001-35147))

4.1	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.2	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.3	2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.4

2011 Share Incentive Plan (as amended by Amendment No.1 to the 2011 Share Incentive Plan) (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (file no. 333-209734), filed with the SEC on February 26, 2016)

Exhibit Number	Description of Document

4.5	2016 Share Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-8 (file no. 333-209734), filed with the SEC on February 26, 2016)

4.6	2018 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (file no. 333-227886), filed with the SEC on October 19, 2018)

4.7	2021 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (file no. 001-35147), filed with the SEC on November 4, 2021)

4.8

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

4.18

Automobile Consumer Loan Cooperation (Framework) Agreement between Ping An Bank Co., Ltd. Shanghai Branch and Shanghai Jieying Automobile Sales Co., Ltd., dated April 17, 2017 (incorporated by reference to Exhibit 4.71 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.19

Supplementary Agreement of Auto Consumer Loan Cooperation (Framework) Agreement between Ping An Bank Co., Ltd. Shanghai Branch and Shanghai Jieying Automobile Sales Co., Ltd., dated June 1, 2017 (incorporated by reference to Exhibit 4.72 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.20

Master Transaction Agreement among the Registrant, CM Seven Star Acquisition Corporation and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 4.73 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.21

Non-Competition Agreement between the Registrant and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 4.74 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.22

Transitional Services Agreement between the Registrant and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 4.75 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.23

Investor Rights Agreement among CM Seven Star Acquisition Corporation, Shareholder Value Fund and the Registrant, dated April 30, 2019 (incorporated by reference to Exhibit 10.27 to Kaixin Auto Holdings’ current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.24

Escrow Agreement concerning earnout shares among the Registrant, CM Seven Star Acquisition Corporation and Vistra Corporate Services (HK) Limited, an escrow agent, dated April 30, 2019 (incorporated by reference to Exhibit 10.28 to Kaixin Auto Holdings’ current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.25

Share Exchange Agreement dated November 2, 2018, by and among Kaixin Auto Group, the Registrant and CM Seven Star Acquisition Corp. (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K (file no. 001-35147), filed with the SEC on November 6, 2018)

4.26

Convertible Loan Agreement dated January 28, 2019, by and among Kaixin Auto Group, the Registrant, CM Seven Star Acquisition Corp., and Kunlun Tech Limited (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (file no. 001-35147), filed with the SEC on January 29, 2019)

4.27

Power of Attorney, dated as of December 22, 2020, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 4.26 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 27, 2021)

4.28

Share Purchase Agreement, dated December 31, 2020, among Kaixin Auto Holdings and shareholders of Haitaoche Limited (incorporated by reference to Exhibit 4.27 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 27, 2021)

4.29

Securities Purchase Agreement, dated March 31, 2021, between the Registrant and Kaixin Auto Holdings (incorporated by reference to Exhibit 4.28 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 27, 2021)

4.30

Stipulation of Settlement, dated October 7, 2021, entered into between and among the parties to In Re Renren, Inc. Derivative Litigation. (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (file no. 001-35147), filed with the SEC on October 8, 2021)

Exhibit Number	Description of Document

4.31

Software License Agreement between SaaS Logistics US, Inc. and Guangzhou Yupu Software Technology Co., Ltd. (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (file no. 001-35147), filed with the SEC on April 8, 2022)

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

12.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certifications of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certifications of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Marcum Bernstein & Pinchuk LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

16.1

Letter from KPMG Huazhen LLP, as required by Item 16F of Form 20-F (incorporated by reference to Exhibit 16.1 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 27, 2021)

99.1***	Consolidated Financial Statements of Kaixin Auto Holdings as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021

101.INS*	Inline XBRL Instance Document this instance document does not appear in the Interactive Data File because its XBRL tags embedded within Inline XBRL

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith.

***To be filed by amendment within six months of December 31, 2022

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Renren Inc.

	By:	/s/ Joseph Chen
		Name:	Joseph Chen
		Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: April 29, 2022

RENREN INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021 AND

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID 5395)

To the Shareholders and Board of Directors of Renren Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Renren Inc. (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Critical Audit Matter Description

Discontinued operations and gain on deconsolidation of the subsidiary - Refer to Note 4 to the consolidated financial statements

On December 31, 2020, one of the Company’s major subsidiaries, Kaixin Auto Holdings (“Kaixin”), entered into a share purchase agreement with the shareholders of Haitaoche Limited (“Haitaoche”). Upon closing of the transaction, Haitaoche’s shareholders will obtain control of Kaixin, and the Company will no longer consolidate Kaixin, but will retain a noncontrolling interest in Kaixin. In management’s judgment, the transaction represents a strategic shift that had a major effect on its operations and financial results. Accordingly, the Company classified the business of Kaixin as discontinued operations.

On June 25, 2021, Kaixin completed the reverse acquisition with Haitaoche. Upon closing of the transaction, the Company started to account for its retained investment in Kaixin under the equity method of accounting and became a related party to Kaixin. In connection with the Kaixin deconsolidation, the Company recorded a gain from disposal of subsidiaries and its equity in Kaixin’s operating loss for the period from January 1, 2021 through June 24, 2021, which were both included in the discontinued operations in the consolidated statements of operations for the year ended December 31, 2021.

The principal considerations for our determination that performing procedures relating to the gain from disposal of subsidiaries and discontinued operation is a critical audit matter are (i) it is a significant unusual transaction impacting the presentation and disclosure of the Company's assets, liabilities, operations and cash flows in the consolidated financial statements, (ii) significant audit effort was required in evaluating the accounting treatment and amount of disposal gain recognized on the disposal and disclosure related to the discontinued operations.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the disclosure of the Kaixin business as a discontinued operation and measurement of the disposal gain included the following, among others:

●	We inquired of management to understand progression of the potential divestiture transaction and reviewed the resolution of the board of directors for the approval of the transaction in 2020.
●	We reviewed the accounting memo and evaluated management’s judgments over the identification of the disposal group by obtaining an understanding of managements judgments, reading the share purchase agreement and relevant supporting documentation, and inquiring of management regarding specific assumptions made such as allocation of share-based compensation expense in 2020.
●	We tested the recognition and classification of amounts included in discontinued operations by recalculating allocable expenses, assets and liabilities using the Company’s historical accounting records, and assessing the Company’s ongoing involvement as a minority shareholder of the disposal group in 2020.
●	We reviewed the approval resolution and related contracts of the Kaixin deconsolidation, evaluated management’s conclusion that such disposal qualifies as a discontinued operation in 2021.
●	We evaluated management’s judgments and recalculated the gain from disposal of Kaixin, and performed audit procedures on the operating loss of Kaixin for the period from January 1, 2021 through June 24, 2021, which includes but not limited to test of details and cut off procedures.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2020.

New York, NY

April 29, 2022

RENREN INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2020 AND 2021

(In thousands of US dollars, except share data and per share data)

	As of December 31,
	2020	2021
ASSETS

Current assets
Cash and cash equivalents	$19,630	$65,247
Restricted cash	14,457	—
Accounts receivable	474	1,618
Prepaid expenses and other current assets	2,196	6,272
Inventories	704	358
Amounts due from related parties, net	764	762
Amount due from subsidiary held for sale	2,255	—
Assets of discontinued operations - current	48,467	—

Total current assets	88,947	74,257

Non-current assets
Property and equipment, net	439	216
Intangible assets, net	325	325
Goodwill	124	124
Long-term investments	53,641	94,195
Amount due from related parties - non-current	67,985	—
Right-of-use assets	2,135	888
Other non-current assets	77	170
Total non-current assets	124,726	95,918

TOTAL ASSETS	$213,673	$170,175

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$951	$1,652
Short-term debt	11,400	1,585
Accrued expenses and other current liabilities	10,834	12,054
Operating lease liabilities - current	1,409	706

RENREN INC.

CONSOLIDATED BALANCE SHEETS - continued

DECEMBER 31, 2020 AND 2021

(In thousands of US dollars, except share data and per share data)

	As of December 31,
	2020	2021
Amounts due to related parties	697	714
Deferred revenue	602	2,622
Income Tax Payable	13,841	13,767
Contingent consideration	407	—
Liabilities of discontinued operations - current	40,962	—

Total current liabilities	81,103	33,100

Non-current assets
Long-term debt	1,585	—
Operating lease liabilities - non-current	589	63
Long-term contingent consideration	1,652	—
Total non-current liabilities	3,826	63

TOTAL LIABILITIES	$84,929	$33,163

Commitments and contingencies

Shareholders' equity
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized, 769,444,113 and 815,936,577 shares issued and outstanding as of December 31, 2020 and 2021, respectively	$770	$816
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 305,388,450 and 305,388,450 shares issued and outstanding as of December 31, 2020 and 2021, respectively; each Class B ordinary share is convertible into one Class A ordinary share	305	305
Additional paid in capital	741,130	772,207
Accumulated deficit	(634,054)	(620,391)
Statutory reserves	6,712	6,712
Accumulated other comprehensive loss	(9,706)	(10,012)

Total Renren Inc. shareholders’ equity	105,157	149,637

Non-controlling interest	23,587	(12,625)

Total equity	128,744	137,012

TOTAL LIABILITIES AND EQUITY	$213,673	$170,175

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data)

	For the years ended December 31,
	2019	2020	2021

Revenues:
SaaS revenue	$8,261	$17,519	$31,849
Other services	6,824	587	370
Total revenues	15,085	18,106	32,219
Cost of revenues:
SaaS business	1,743	3,353	6,826
Other services	4,975	98	13
Total cost of revenues	6,718	3,451	6,839

Gross profit	8,367	14,655	25,380

Operating expenses
Selling and marketing	10,780	8,293	13,998
Research and development	22,791	11,347	10,721
General and administrative	10,089	22,242	20,130
Bad debt provision of prepaid expenses and other current assets	418	—	—
Provision of amount due from a related party	12,408	—	—
Impairment of goodwill	9,288	—	—
Total operating expenses	65,774	41,882	44,849

Loss from operations	(57,407)	(27,227)	(19,469)
Other income, net	1,523	3,543	792
Fair value change gain (loss) of contingent consideration	20,662	(1,027)	1,115
Impairment of available-for-sale investment	(2,000)	—	—
Impairment of equity investments without readily determinable fair values	—	—	(1,526)
Provision of restricted cash	—	—	(9,284)
Provision of amount due from the deconsolidated subsidiary	—	—	(3,943)
Interest income	8,776	8,079	238
Interest expenses	(566)	(303)	(51)
Loss related to contingent liability settlement	—	—	(13,246)
Loss before provision of income tax and earnings (loss) in equity method investments and noncontrolling interest, net of tax	(29,012)	(16,935)	(45,374)

Income tax (expenses) benefits	(1,944)	65	969

Loss before (loss) earnings in equity method investments and noncontrolling interest, net of tax	(30,956)	(16,870)	(44,405)

Impairment on and (Loss) earnings in equity method investments, net of tax	(7,464)	70	(59,001)

Loss from continuing operations	$(38,420)	$(16,800)	$(103,406)

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS- continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data)

	Years ended December 31,
	2019	2020	2021

Discontinued operations:
Loss from the operations of the discontinued operations, net of income tax expenses for the years ended December 31, 2019, 2020 and 2021, respectively	$(69,068)	(5,320)	(10,896)
Gain on deconsolidation of the discontinued operations, net of tax of nil for the years ended December 31, 2019, 2020 and 2021, respectively	—	—	123,667

(Loss) income from discontinued operations, net of tax expenses of nil for the years ended December 31, 2019, 2020 and 2021, respectively	(69,068)	(5,320)	112,771

Net (loss) income	(107,488)	(22,120)	9,365
Net loss from continuing operations attributable to non-controlling interests	(56,391)	(2,900)	(623)
Net loss from discontinued operations attributable to non-controlling interests	—	—	(3,675)
Net income (loss) from continuing operations attributable to Renren Inc.	17,971	(13,900)	(102,783)
Net (loss) income from discontinued operations attributable to Renren Inc.	(69,068)	(5,320)	116,446

Net (loss) income attributable to Renren Inc.	$(51,097)	$(19,220)	$13,663

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS- continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data)

	Years ended December 31,
	2019	2020	2021

Net (loss) income per share:
Net (loss) income per share from continuing operations attributable to Renren Inc. shareholders:
Basic and diluted	$0.02	$(0.01)	$(0.09)

Net (loss) income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic and diluted	$(0.07)	$(0.01)	$0.10

Net (loss) income per share attributable to Renren Inc. shareholders:
Basic and diluted	$(0.05)	$(0.02)	$0.01

Weighted average number of shares used in calculating net (loss) income per share from continuing operations attributable to Renren Inc. shareholders:
Basic and diluted	1,049,024,096	1,063,651,105	1,099,535,481

Weighted average number of shares used in calculating net (loss) income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic and diluted	1,049,024,096	1,063,651,105	1,099,535,481

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars)

	For the years ended December 31,
	2019	2020	2021

Net (loss) income	$(107,488)	$(22,120)	$9,365

Other comprehensive (loss) income, net of tax
Foreign currency translation, net of nil income taxes	(4,868)	425	(152)
Net unrealized gain on available-for-sale investments, net of tax of nil for the years ended December 31, 2019, 2020 and 2021, respectively	9	—	—
Transfer to statements of operations of realized gain on available-for-sale investments, net of tax of nil for the years ended December 31, 2019, 2020 and 2021, respectively	(9)	—	—

Other comprehensive (loss) income	(4,868)	425	(152)

Comprehensive (loss) income	(112,356)	(21,695)	9,213
Less: total comprehensive loss attributable to noncontrolling interest	(57,915)	(2,351)	(4,144)

Comprehensive (loss) income attributable to Renren Inc.	$(54,441)	$(19,344)	$13,357

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data)

								Accumulated
	Class A		Class B		Additional			other		Non-
	Ordinary shares		Ordinary shares		paid-in	Accumulated	Statutory	comprehensive	Total Renren	controlling	Total
	Shares	Amount	Shares	Amount	capital	deficit	reserves	loss	Inc.'s Equity	interest	equity

Balance as of December 31, 2018	737,222,448	$737	305,388,450	$305	$709,137	$(563,737)	$6,712	$(5,689)	$147,465	$33,473	$180,938
Stock-based compensation	—	—	—	—	11,369	—	—	—	11,369	915	12,284
Other comprehensive loss	—	—	—	—	—	—	—	(3,340)	(3,340)	(1,524)	(4,864)
Acquisition of interest in a dealership held by non-controlling shareholder	—	—	—	—	(187)	—	—	—	(187)	(1,325)	(1,512)
Disposal of a dealership	—	—	—	—	(81)	—	—	—	(81)	(701)	(782)
Reverse recapitalization of the Kaixin Offering	—	—	—	—	(21,040)	—	—	(305)	(21,345)	16,298	(5,047)
Issuance of units by Kaixin and conversion of rights to Kaixin's ordinary shares	—	—	—	—	5,184	—	—	—	5,184	2,316	7,500
Beneficial conversion feature of a convertible loan issued by Kaixin	—	—	—	—	1,471	—	—	—	1,471	657	2,128
Conversion of convertible loans issued by Kaixin to KAH’s ordinary shares	—	—	—	—	14,666	—	—	—	14,666	6,553	21,219
Net loss	—	—	—	—	—	(51,097)	—	—	(51,097)	(56,391)	(107,488)
Exercise of share option and restricted shares vesting	13,594,185	14	—	—	(6)	—	—	—	8	—	8
Reclassification from liability to equity for contingent consideration	—	—	—	—	—	—	—	—	—	20,849	20,849

Balance as of December 31, 2019	750,816,633	$751	305,388,450	$305	$720,513	$(614,834)	$6,712	$(9,334)	$104,113	$21,120	$125,233
Stock-based compensation	—	—	—	—	17,549	—	—	—	17,549	1,133	18,682
Capital contribution from non-controlling shareholder	—	—	—	—	2,329	—	—	—	2,329	1,885	4,214
Waived performance and marketing conditions of ear out shares	—	—	—	—	(773)	—	—	—	(773)	773	—
Issuance of ordinary shares to EarlyBird Capital by Kaixin	—	—	—	—	663	—	—	—	663	337	1,000
Beneficial conversion feature of preferred shares issued by Kaixin	—	—	—	—	868	—	—	—	868	442	1,310
Other comprehensive loss	—	—	—	—	—	—	—	(372)	(372)	797	425
Net loss	—	—	—	—	—	(19,220)	—	—	(19,220)	(2,900)	(22,120)
Exercise of share option and restricted shares vesting	18,627,480	19	—	—	(19)	—	—	—	—	—	—

Balance as of December 31, 2020	769,444,113	$770	305,388,450	$305	$741,130	$(634,054)	$6,712	$(9,706)	$105,157	$23,587	$128,744
Stock-based compensation	—	—	—	—	18,646	—	—	—	18,646	5,177	23,823
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	(951)	—	—	—	(951)	(484)	(1,435)
Disposal of Kaixin	—	—	—	—	—	—	—	—	—	(23,608)	(23,608)
Other comprehensive loss	—	—	—	—	—	—	—	(306)	(306)	154	(152)
Restricted shares of subsidiaries issued to officer	—	—	—	—	13,153	—	—	—	13,153	13,153	—
Net loss	—	—	—	—	—	13,663	—	—	13,663	(4,298)	9,365
Exercise of share option and restricted shares vesting	46,492,464	46	—	—	229	—	—	—	275	—	275
Balance as of December 31, 2021	815,936,577	$816	305,388,450	$305	$772,207	$(620,391)	$6,712	$(10,012)	$149,637	$(12,625)	$137,012

The accompanying notes are integral part of these consolidated financial statements.

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars)

	For the years ended December 31,
	2019	2020	2021
Cash flows from operating activities:
Net loss from continuing operations	$(38,420)	$(16,800)	$(103,406)
Net (loss) income from discontinued operations	(69,068)	(5,320)	112,771

Adjustments to reconcile net loss to net cash used in operating activities of continuing operations:
Share-based compensation expense	8,580	15,320	8,469
Impairment on and (Loss) earnings in equity method investments	7,464	(70)	59,001
Reduction in the carrying amount of the right-of-use assets	1,358	898	823
Depreciation and amortization	807	967	329
Write-down of Inventory	—	—	250
Impairment on available-for-sale investment	2,000	—	—
Impairment on long-term investment without readily determinable fair values	—	—	1,526
Impairment on goodwill	9,288	—	—
Write-offs of prepaid expenses and other current assets	418	281	2
Gain on settlement of accrued expenses and other current liabilities	—	—	(370)
Provision for doubtful accounts	(2)	—	—
Provision for amount due from a related party	12,408	—	—
Provision for amount due from the deconsolidated subsidiary	—	—	3,943
Consultant fee on security transfer	—	—	1,687
Fair value change of contingent consideration	(20,662)	1,027	(1,115)
Loss related to contingent liability settlement	—	—	13,246

Changes in operating assets and liabilities of continuing operations:
Accounts receivable	506	(44)	(1,144)
Prepaid expenses and other current assets	4,037	391	(4,078)
Inventory	256	287	96
Other non-current assets	82	603	(93)
Accounts payable	(1,216)	(320)	701
Amounts due from/to related parties	(6,495)	(7,909)	—
Amount due from subsidiary held for sale	—	(2,255)	(1,627)
Accrued expenses and other current liabilities	(7,877)	(3,055)	1,641
Deferred revenue	(24)	(148)	2,020
Operating lease liabilities	(2,392)	(2)	(805)
Income tax payable	1,482	(894)	(74)
Net cash used in operating activities from continuing operations	(28,402)	(11,723)	(18,978)
Net cash (used in) provided by operating activities from discontinued operations	(4,745)	(3,878)	870
Total cash used in operating activities	(33,147)	(15,601)	(18,108)

Cash flows from investing activities of continuing operations:

RENREN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars)

	Years ended December 31,
	2019	2020	2021

Proceeds from disposition of Renren SNS	6,090	—	—
Proceeds from repayment of the note issued by OPI	9,564	31,529	67,985
Proceeds from (purchase) sales of short-term investments	(1,436)	1,436	—
Proceeds from sales of long-term investments	—	—	454
Proceeds from disposal of equipment and property	111	58	1
Purchases of equipment and property	(412)	(221)	(103)
Cash disposed of from deconsolidation of subsidiaries	(343)	—	—
Purchases of preferred share	—	—	(6,000)
Proceeds from repayment of third-party loans	4,086	—	—
Net cash outflow from deconsolidation of a subsidiary	—	—	(4,299)

Net cash provided by investing activities from continuing operations	17,660	32,802	58,038
Net cash provided by (used in) investing activities from discontinued operations	1,223	—	—
Total cash provided by investing activities	18,883	32,802	58,038

Cash flows from financing activities of continuing operations:
Proceeds from exercise of share options	8	1	275
Repayment of convertible loans issued by Kaixin	(2,347)	—	—
Repayment of borrowings	(31,000)	(4,751)	(11,451)
Proceeds from borrowings	10,488	3,289	—
Advance from KAH's non-controlling Shareholder	3,386	—	—

Net cash used in financing activities from continuing operations	(19,465)	(1,461)	(11,176)
Net cash (used in) provided by financing activities from discontinued operations	(6,328)	3,917	267
Total cash (used in) provided by financing activities	(25,793)	2,456	(10,909)

Net (decrease) increase in cash and cash equivalents and restricted cash from continuing operations	(30,207)	19,618	27,884
Net (decrease) increase in cash and cash equivalents and restricted cash from discontinued operations	(9,850)	39	1,137
Cash and cash equivalents and restricted cash at beginning of year from continuing operations	43,745	14,733	34,087
Cash and cash equivalents and restricted cash at beginning of year from discontinued operations	13,768	3,189	3,162
Effect of exchange rate changes from continuing operations	1,195	(264)	(1,023)
Effect of exchange rate changes from discontinued operations	(729)	(66)	—

Cash and cash equivalents and restricted cash at end of year from continuing operations	$14,733	$34,087	$65,247
Cash and cash equivalents and restricted cash at end of year from discontinued operations	3,189	3,162	—

Supplemental schedule of cash flows information from continuing operations:
Interest paid	$565	$337	$51
Income taxes paid	$—	$—	$—

Supplemental schedule of cash flows information from discontinued operations:
Interest paid	$1,710	$839	$—
Income taxes paid	$254	$8	$104

Schedule of non-cash activities from continuing operations:
Contingent consideration reclassification from liability to equity	$20,849	$—	$—
Increase in equity method investments through the settlement of amount due from a related party	600	—	—
Conversion of a loan to a related party to equity investment into the related party	$—	$40,000	$—

Schedule of non-cash activities from discontinued operations:
Right-of-use assets obtained in exchange for new operating lease liabilities	$5,141	$87	$614
Gain on deconsolidation	—	—	123,667
Beneficial conversion feature of a convertible loan issued by Kaixin	2,128	—	—
Conversion of convertible loans issued by Kaixin to Kaixin’s ordinary shares, including interest of $219	21,219	—	—
Acquisition of noncontrolling interest	1,512	—	—
Net assets disposal of a dealership	62	—	—
Net liabilities acquired in the reverse recapitalization, excluding cash acquired	5,053	—	—
Amount due to related party converted to ordinary shares	$—	$(4,213)	$—

The accompanying notes are an integral part of these consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES

Renren Inc. was incorporated in the Cayman Islands. Renren Inc, its consolidated subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as the “Company”) are engaged in the SaaS business, which offers an all-in-one real estate acceleration and client lifecycle management platform and a driver-centric online transportation management platform in the United States.

Prior to 2019, the Company primarily engaged in the business of used car trading through Kaixin Auto Holdings (“Kaixin”). During the year ended December 31, 2020, the Company reached a resolution to dispose of Kaixin.

Deconsolidation of Kaixin

In December 2020, the Company approved the binding term sheet signed between Kaixin and Haitaoche Limited (“Haitaoche”). The binding term sheet sets forth the terms and conditions by which Haitaoche will merge with a newly formed wholly-owned subsidiary of Kaixin, with Haitaoche continuing as the surviving entity and a wholly-owned subsidiary of Kaixin (the “Merger”). As consideration for the Merger, Kaixin will issue a number of ordinary shares of Kaixin to the shareholders of Haitaoche (the “Haitaoche Shareholders”) so that the Haitaoche Shareholders will collectively hold 51% of Kaixin’s share capital upon the closing of the Merger. The disposal of Kaixin represents a strategic shift and has a major effect on the Company’s result of operations. Accordingly, assets, liabilities, revenues, expenses, and cash flows related to Kaixin have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2019 and 2020, consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2019, 2020 and 2021 have been adjusted to reflect this change (See Note 4).

On June 25, 2021, Kaixin completed the Merger with Haitaoche. Upon completion of the Merger, the Company’s ownership interest in Kaixin decreased to 33.3% from 69.4% as of December 31, 2020. The Company deconsolidated the financial statements of Kaixin from its consolidated financial statements (the “Kaixin Deconsolidation”), and since June 25, 2021, the Company has accounted for its retained noncontrolling investment in Kaixin under the equity method of accounting.

As of December 31, 2021, Renren Inc.'s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

	Later of date		Percentage of
	of incorporation	Place of	legal ownership	Principal
Name of Subsidiaries	or acquisition	incorporation	by Renren Inc.	activities
Subsidiaries:
Chime Technologies, Inc.(“Chime”)	September 7, 2012	USA	77.8%	SaaS business
Trucker Path, Inc. (“Trucker Path”)	December 28, 2017	USA	77.8%	SaaS business
Lucrativ Inc.	January 22, 2018	USA	100%	SaaS business
Renren Giantly Philippines Inc.	March, 2018	Philippines	100%	SaaS business
Qianxiang Shiji Technology Development (Beijing) Co., Ltd. ("Qianxiang Shiji")	March 21, 2005	PRC	100%	Investment holding

Variable Interest Entity:
Beijing Qianxiang Tiancheng Technology Development Co., Ltd. ("Qianxiang Tiancheng")	October 28, 2002	PRC	N/A	Internet business

Subsidiaries of Variable Interest Entity:
Beijing Qianxiang Wangjing Technology Development Co., Ltd. ("Qianxiang Wangjing")	November 11, 2008	PRC	N/A	Internet business
Shandong Jieying Huaqi Automobile Service Co., Ltd ("Shandong Jieying")	July 20, 2017	PRC	N/A	Internet business

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

The VIE arrangements

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, online advertising services and internet services in the PRC where certain licenses are required for the provision of such services. Although the Company no longer operates businesses requiring the VIE, historically, the Company provided online advertising, Internet value-added services (“ IVAS”), and internet finance services through its VIE. Qianxiang Tiancheng, which is referred to as the “VIE”.

Qianxiang Shiji ("WFOE"), the Company’s Wholly Foreign-Owned Enterprise, entered into a series of contractual arrangements with the VIE that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the WFOE is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company's consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE, the Company believes the Company's rights under the terms of the exclusive option agreement and power of attorney are substantive given the substantive participating rights held by SB Pan Pacific Corporation as it relates to operating matters, which provide it with a substantive kick out right.

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

The VIE and its subsidiaries hold the requisite licenses and permits necessary to conduct the Company's business in PRC under the current business arrangements.

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

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

The VIE arrangements - continued

(2)	Business Operations Agreement: The business operations agreements specifically and explicitly grant WFOE the principal operating decision making rights, such as appointment of the directors and executive management, of the VIE.

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

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

The VIE arrangements - continued

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

Risks in relation to the VIE structure

The Company and the Company's legal counsel believe that Qianxiang Shiji's contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	Revoke the business and operating licenses of the WFOE, the VIE and its subsidiaries;

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

The VIE arrangements - continued

●	Discontinue or restrict the operations of any related-party transactions among the WFOE, the VIE and its subsidiaries;
●	Impose fines or other requirements on the WFOE, the VIE and its subsidiaries;
●	Require the WFOE, the VIE and its subsidiaries to revise the relevant ownership structure or restructure operations; and/or
●	Restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in China.

As a result, the Company may not be able to consolidate the VIE and the VIE’s subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and the VIE’s subsidiaries and shareholders, and it may lose the ability to receive economic benefits from the VIE and the VIE’s subsidiaries.

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

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

The VIE arrangements - continued

The following financial statement balances and amounts of the Company’s VIE were included in the accompanying consolidated financial statements after elimination of intercompany balances and transactions between the offshore companies, WFOE, VIE and VIE’s subsidiaries. As of December 31, 2020 and 2021, the balance of the amounts payable by the VIE and its subsidiaries to the WFOE related to the service fees were nil.

	As of December 31,
	2020	2021

Cash and cash equivalents	$955	$2,380
Accounts receivable, net	175	106
Prepaid expenses and other current assets	647	1,204
Amounts due from related parties, net	764	762

Total current assets	2,541	4,452

Property and equipment, net	178	91
Long-term investments	41,794	45,765
Right-of-use assets	659	386
Other non-current assets	76	98

Total non-current assets	42,707	46,340

Total assets	$45,248	$50,792

Accounts payable	$299	$290
Accrued expenses and other current liabilities	6,409	7,654
Operating lease liabilities - current	341	336
Payable to investors	15	16
Amounts due to related parties	690	714
Deferred revenue	16	—
Income tax payable	3,321	2,848

Total current liabilities	11,091	11,858

Operating lease liabilities - non-current	256	—

Total non-current liabilities	256	—

Total liabilities	$11,347	$11,858

	Years ended December 31,
	2019	2020	2021
Revenues	$6,581	$433	$367
(Loss) income from continuing operations	$(31,953)	$1,874	$1,434

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

The VIE arrangements – continued

	Years ended December 31,
	2019	2020	2021
Net cash (used in) provided by operating activities	$(1,170)	$2,031	$971
Net cash provided by investing activities	$8,735	$1,566	$454
Net cash used in financing activities	$(10,340)	$(3,088)	$—

There are no consolidated VIE assets that are collateral for the VIE obligations and can only be used to settle the VIE obligations. There are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. However, if the VIE ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 16 for disclosure of restricted net assets.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b)Liquidity

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For the years ended December 31, 2019, 2020 and 2021, the Company incurred a loss from operations of $57,407, $27,227 and $19,469, and used cash of $28,402, $11,723 and $18,978 in operating activities from continuing operations, respectively. As of December 31, 2021, the Company had cash and cash equivalents of $65,247 and a working capital of $41,157. The Company assessed that it has the ability to continue as a going concern for the next 12 months following the issuance date of these financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

(c)Principles of consolidation

The consolidated financial statements of the Company include the financial statements of Renren Inc., its subsidiaries, its VIE and VIE’s subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

(d)Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's consolidated financial statements include, but are not limited to, allowance for doubtful accounts, write downs for excess and obsolete inventories, the fair value of share-based compensation awards, the realization of deferred income tax assets, impairment of goodwill and indefinite-lived intangible assets, impairment of long-term investments, and the purchase price allocation and the fair value of contingent consideration for business acquisitions.

(d)Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Company has reported the assets and liabilities of the discontinued operation as current asset of discontinued operation, and current liabilities of discontinued operation in the consolidated balance sheets as of December 31, 2020. The results of operations of discontinued operation for the years ended December 31, 2019, 2020 and 2021 have been reflected separately in the consolidated statements of operations as a single line item for all periods presented. Cash flows from discontinued operation of the three categories for the years ended December 31, 2019, 2020, and 2021 were separately presented in the consolidated statements of cash flows for all periods presented.

(e)Cash and cash equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments purchased with original stated maturity of 90 days or less.

(f)Restricted cash

Restricted cash is the cash deposits pledged as security for the debt borrowings, which is expected to be released in accordance with the debt agreement. The restriction will lapse when the related debt agreement is paid off. The restricted cash represents cash deposited into bank accounts which is not expected to be released within the next twelve months.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

(f)Restricted cash - continued

The cash deposits pledged as security were $14,457 and $9,284 as of December 31, 2020 and 2021. The restricted cash balance as of December 31, 2021 represents $9,284 cash deposits pledged as security for debt borrowing of Kaixin under an irrevocable standby letter of credit issued by East West Bank in the amount of $8,277. The guarantees mature in October 2022 and August 2023, the Company has concluded the possibility of Kaixin paying the loans when due is remote and therefore, the Company will be required to extend the guarantee or pay the debt on Kaixin’s behalf. The Company believes the guarantee will not be released in the foreseeable future. The Company has, therefore, recorded a provision for the value of the guarantee.

	As of December 31,
	2020	2021
Restricted cash	14,457	9,284
Less: Provision of restricted cash	—	(9,284)
Restricted cash, net	14,457	—

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

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

●	Level 1-inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.
●	Level 2-inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3-inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

(h) Investments

Equity method investments

Equity investment in common stock or in-substance common stock of an entity where the Company can exercise significant influence, but not control, is accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%.Other factors, such as representation on the investee’s board of directors, voting rights, the impact of commercial arrangements, and the extent to which the Company guarantees the investee's obligations and is committed to provide additional funding are also considered in determining whether the equity method of accounting is appropriate. An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock.

The Company considers subordination, risks and rewards of ownership, and the existence of obligations to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the investment is initially recorded at cost and subsequently adjusted for the Company's share of undistributed earnings or losses of the investee.

When the Company's carrying value in an equity method investee company is reduced to zero, no further losses are recorded in the Company's consolidated financial statements unless the Company guaranteed obligations of the affiliated company or has committed additional funding. When the affiliated company subsequently reports income, the Company will not record its share of such income until it exceeds the amount of its share of losses not previously recognized.

The Company’s management regularly evaluates the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee's cash position, recent financings, projected and historical financial performance, cash flow forecasts, and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary ("OTTI"). The Company recorded impairment losses on equity method investments of $6,155, nil, and nil in the impairment on and (loss) earnings in equity method investments, net of tax in the consolidated statements of operations for the years ended December 31, 2019, 2020, and 2021, respectively.

Equity Investments without Readily Determinable Fair Values

In January 2018, the Company adopted Accounting Standards Update (‘‘ASU’’) 2016-01, Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities, and accounts for equity investments that do not have a readily determinable fair value using the measurement alternative prescribed within ASU 2016-01, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment (assessed quarterly), plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. In addition, income is recognized when dividends are received only to the extent they are distributed from net accumulated earnings of the investee. Otherwise, such distributions are considered returns of investment and are recorded as a reduction of the cost of the investment. The Company recorded impairment losses of nil, nil and $1,526 on equity securities without readily determinable fair values during the years ended December 31, 2019, 2020 and 2021, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

(h) Investments – continued

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

The Company reviews its available-for-sale investments for other than temporary impairment based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Company considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Company’s intent and ability to hold the investment, and the financial condition and near-term prospects of the investees.

If there is OTTI on debt securities, the Company separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. Prior to December 15, 2019, the amount due to other factors is recognized in other comprehensive (loss) income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. After December 15, 2019, unrealized gains and losses (OTTI) are reported, net of the related tax effect, in other comprehensive income (OCI). Upon sale, realized gains and losses are reported in net income. The Company monitors the investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. The Company recorded impairment losses on its available-for-sale investment of $2,000, nil, and nil for the years ended December 31, 2019, 2020, and 2021, respectively.

(i)Accounts receivable and allowance for doubtful accounts

Accounts receivable represents those receivables derived in the ordinary course of business. An allowance for doubtful accounts is provided based on aging analyses of accounts receivable balances, historical bad debt rates, repayment patterns, and customer credit worthiness.

(j)Inventories

Inventories primarily consists of the purchased electronic logging devices for use of SaaS related business, which are stated at the lower of cost and net realizable value as of December 31, 2020 and 2021.

A valuation allowance is recorded to write down the cost of inventories to the estimated net realizable value, if lower than cost or products are slow-moving or damaged., When evaluating the need for a valuation allowance we evaluate factors such as historical and forecast consumer demand, obsolescence, and the economic environment. Net realizable value is determined by the estimated selling prices reduced by estimated additional cost of sale, selling expenses, and business taxes. The valuation allowance recognized for the inventories for the years ended December 31, 2019, 2020, and 2021 was nil, nil and $250, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

(j)Inventories - continued

In 2019, due to disagreements with certain non-controlling shareholders of Kaixin on operational matters, some non-controlling shareholders detained Kaixin’s inventories in the dealerships and significant uncertainty arises on the realizability and collectability of the prepayments to purchase used cars for these dealerships and amounts due from these non-controlling shareholders. Kaixin is in the process of negotiating with these non-controlling shareholders and initiated legal proceedings where necessary. Considering the above facts and circumstances, Kaixin reassessed the realizability of all its inventory and assets related to its dealerships and wrote down $17,826 inventory, which was recoded in cost of revenues in the discontinued operations, and write-offs of $22,282 prepayments, which was recorded in general and administrative expenses in discontinued operations in the year ended December 31, 2019.

(k)Property and equipment, net

Property and equipment, net is carried at cost less accumulated depreciation and any impairment. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Server & network equipment	3 years
Computer equipment and application software	2-3 years
Furniture and vehicles	3-5 years
Leasehold improvements	Over the lesser of the lease term or useful life of the assets

(l)Leases

The Company leases premises for offices under non-cancellable operating leases. According to ASC 842, the lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term. The right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rates implicit in the lease cannot be readily determined, the incremental borrowing rates at the lease commencement date are used in determining the imputed interest and present value of lease payments. The incremental borrowing rates were determined using a portfolio approach based on the rates of interest that the Company would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company recognizes the single lease cost on a straight-line basis over the remaining lease term for operating leases.

The Company has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less; expenses for these leases are recognized on a straight-line basis over the lease term.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

(m)Impairment of long-lived assets and intangible assets with definite lives

The Company evaluates the recoverability of long-lived assets or asset group, including identifiable intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that long-lived asset or asset group's carrying amount may not be recoverable. The Company measures the carrying amount of long-lived asset or asset group against the estimated undiscounted future cash flows associated with it. The long-lived asset or asset group is not recoverable when the sum of the expected undiscounted future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. For the years ended December 31, 2019, 2020 and 2021, the Company recorded no impairment losses for long-lived assets and definite-lived intangible assets.

(n)Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

Goodwill is not amortized, but tested for impairment annually, or more frequently if event and circumstances indicate that they might be impaired. The Company has an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit which is described in more detail below, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

The Company has adopted Accounting Standards Update ("ASU") 2017-04, Simplifying the Test for Goodwill Impairment, for annual goodwill impairment tests from January 1, 2019. This guidance removes Step 2 of the goodwill impairment test, which required the estimation of an implied fair value of goodwill in the same manner as the calculation of goodwill upon a business combination. Under the new amendments, the Company’s goodwill impairment review involves the following steps: 1) qualitative assessment – evaluate qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The factors the Company considers include, but are not limited to, macroeconomic conditions, industry and market considerations, cost factors, financial performance, or events specific to that reporting unit. If, or when, the Company determines it is more likely than not that the fair value of a reporting unit is less than the carrying amount, including goodwill, the Company would move to the quantitative method; 2) quantitative method –the Company performs the quantitative fair value test by comparing the fair value of a reporting unit with its carrying amount and an impairment charge is measured as the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

(n)Goodwill - continued

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

The Company recorded goodwill impairment from continued operations of $9,288, nil and nil, and from discontinued operations of $74,091, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

(o)Revenue recognition

The Company recognizes revenue when control of the good or service has been transferred to the customer, generally upon delivery to a customer. The contracts have a fixed contract price and revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The Company collects taxes from customers on behalf of governmental authorities at the time of sale. These taxes are accounted for on a net basis and are not included in revenues and cost of revenues. The Company generally expenses sales commissions when incurred because the amortization period is less than one year. These costs are recorded within selling and marketing expenses. The Company does not have any significant financing payment terms as payment is received at or shortly after the point of sale.

Revenue from Contracts with Customers (“ASC 606”) prescribes a five-step model that includes: (1) identify the contract; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when (or as) performance obligations are satisfied.

The Company generated the majority of revenue from SaaS services.

SaaS revenue

SaaS revenue mainly includes the revenue generated from the subscription and advertising services provided by Chime and Trucker Path. The Company recognizes revenue for subscription services over the life of the subscription. For Chime’s advertising service, the Company acts as an agent to place advertisements on third-party websites or platforms. For Trucker Path’s advertising service, the Company acts as principal to place advertisements on Trucker Path’s APP. The Company recognizes revenue for advertising services over the advertising periods.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

(o)Revenue recognition – continued

Other services

Other services mainly include revenue from the provision of back-office service and IVAS revenues.

The Company provides back-office services including accounting, legal, and business-related consulting services, which is a single performance obligation provided over the contract periods with pre-determined stand-alone selling price. The Company recognizes revenue over the contract periods.

IVAS revenues mainly include live streaming revenue which was ceased by the Company June 2019. The Company designs, creates and offers various virtual items for sales to users with pre-determined stand-alone selling price. Revenue related to each of consumable virtual items as a single performance obligation provided on a consumption basis, is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Company has satisfied the Company’s performance obligation and has the unconditional right to payment. There were no contract assets recorded as of December 31, 2020 and 2021.

Deferred revenue mainly represents payments received from customers related to unsatisfied performance obligations for SaaS. The Company’s total deferred revenue was $602 and $2,622 as of December 31, 2020 and 2021, which is expected to be recognized as revenue within one year.

(p)Cost of revenues

Cost of revenues consists of costs directly related to SaaS business and other services. The major cost components include direct amortization of purchased software, commission cost, and bandwidth costs paid to telecommunications carriers for hosting of servers

(q)Value added taxes

Revenue is recorded net of Value Added Tax (“VAT”) and related surcharges collected from customers, which are subsequently remitted to government authorities. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expense and other current liabilities on the consolidated balance sheet.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

(r)Income taxes

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2019, 2020 and 2021, respectively.

(s)Financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, long-term investments, amounts due from/to related parties, accounts payable, short-term debt and long-term debt.

(t)Research and development expenses

Research and development expenses are primarily incurred for development of new services, features, and products for the Company's SaaS business, to curate and append data to our applications, as well as to further improve the Company's technology infrastructure to support these businesses. The Company expenses all research and development costs when incurred.

(u)Foreign currency translation

The functional and reporting currency of the Company is the United States dollar ("US dollar"). The financial records of the Company's subsidiaries and VIE located in the PRC, Hong Kong, and Philippines are maintained in their local currencies, Renminbi ("RMB"), Hong Kong Dollar ("HKD"), and Philippines Peso (“PHP”), respectively, which are also the functional currencies of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The Company's entities with functional currency of RMB, HKD, and PHP translate their operating results and financial positions into US dollar, the Company's reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as accumulated other comprehensive income (loss).

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

(v)Comprehensive (loss) income

Comprehensive (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments.

(w)Share-based compensation

Share-based compensation with employees, such as share options are measured based on the fair value of the equity instrument at the date of grant. The Company recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods. Share options granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as compensation costs over the estimated requisite service period, regardless of whether the market condition has been met.

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

(x)(Loss) income per share

Basic (loss) income per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted (loss) income per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Company had stock options, non-vested restricted shares, and contingent consideration, which could potentially dilute basic earnings per share in the future. Potential ordinary shares in the diluted net loss per share computation are excluded in periods of losses from continuing operations as their effect would be anti-diluted.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

(y)Contingent consideration

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

(z)Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, “Financial Instruments - Credit Losses (Topic 326)” (“ASU 2016-13”). ASU 2016-13 revises the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. In November 2019, FASB issued ASU 2019-10, “Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842).” This ASU defers the effective date of ASU 2016-13 for public companies that are considered smaller reporting companies as defined by the SEC to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is planning to adopt this standard beginning on January 1, 2023. The Company is currently evaluating the potential effects of adopting the provisions of ASU No. 2016-13 on its combined and consolidated financial statements, particularly its recognition of allowances for accounts receivable.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU requires acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. This guidance is effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The impact of adopting this guidance on the Company’s consolidated financial statements will depend on business combinations occurring on or after the effective date.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company's consolidated results of operations or financial position.

(aa)COVID -19 Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.           SIGNIFICANT RISKS AND UNCERTAINTIES

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Company included aggregate amounts of $3,418 and $2,431 at December 31, 2020 and 2021, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, accounts receivable and amounts due from related parties. The Company places their cash, cash equivalents, restricted cash with financial institutions with high-credit ratings and quality.

There were no customers that accounted for 10% or more of total revenue for the years ended December 31, 2019, 2020 and 2021.

No customers accounted for 10% or more of the balance of accounts receivable as of December 31, 2020 and 2021.

Amount due from Kaixin accounted for 83.8% of the balance of amount due from related party as of December 31, 2021 and no related parties accounted for 10% or more of the balance of amount due from related party as of December 31, 2020.

The Company provided full provision of amount due from Kaixin for the year ended December 31, 2021, as the Company concludes the possibility of Kaixin paying the loans is remote.

4.           KAIXIN DECONSOLIDATION

On June 25, 2021, Kaixin completed a reverse acquisition with Haitaoche, in which Kaixin issued (the “Issuance”) an aggregate of 74,035,502 ordinary shares to acquire 100% of the share capital of Haitaoche. Following the Issuance, Renren owned less than 50% of the Kaixin outstanding ordinary shares and lost control of Kaixin. The management of Haitaoche became the management of the post-merger Kaixin and obtained the right to elect a majority of Kaixin’s board of directors.

Accordingly, Renren deconsolidated Kaixin’s financial statements, effective June 25, 2021, referred to as the “Kaixin Deconsolidation”.

As a result of the Kaixin Deconsolidation, the Company reevaluated its operating segments (Note 15).

In connection with the Kaixin Deconsolidation, Renren recorded a gain on deconsolidation of $123,667 which is included in gain on deconsolidation of subsidiaries, net of tax of nil, in the consolidated statements of operation as part of income from discontinued operations for the year ended December 31, 2021.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.           KAIXIN DECONSOLIDATION - continued

On June 25, 2021, the Company calculated a gain regarding the deconsolidation of the Kaixin as follows.

As of June 25,
2021
Fair value of retaining noncontrolling interest in Kaixin	$111,309
Preferred shares of Kaixin	6,000
Carrying amount of noncontrolling interest in Kaixin	23,608
Less: Net assets of Kaixin	(17,250)
Gain on deconsolidation of Kaixin	$123,667

Upon completion of the Merger, the Company’s ownership interest in Kaixin from 69.4% as of December 31, 2020 decreased to 33.3% (Note 1). The Company accounts for its remaining equity interest in Kaixin under the equity method and have no plans to dispose of the investment within 12 months. The Company recognized its share of loss of $63,388 from Kaixin for the period from June 25, 2021 to December 31, 2021 (Note 5).

The Company also pledged its cash deposit of $9,284 as security for debt borrowing of Kaixin under an irrevocable standby letter of credit issued by East West Bank in the amount of $8,277 million and made provision of the restricted cash of $9,284(Note 2(f) and (Note 14)). The Company retained a balance of amount due from Kaixin and provided full provision of $3,943 for the year ended December 31, 2021 as the management considered that the balance would not be recoverable (Note 14).

Accordingly, assets, liabilities, revenues and expenses and cash flows related to Kaixin have been reclassified in the consolidated financial statements as discontinued operations for all periods presented. Additionally, long-lived assets classified as held for sale as of December 31, 2020 were measured at the lower of their carrying amount or fair value less cost to sell. As a result of the deconsolidation of Kaixin, the Company reevaluated its operating segments. Refer to Note 15.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.           KAIXIN DECONSOLIDATION - continued

The following table summarizes the carrying amounts of the major classes of assets and liabilities of the discontinued operations in the consolidated balance sheet as of December 31, 2020:

As of December 31,
2020

Cash and cash equivalents	$3,162
Prepaid expenses and other current assets	43,624
Property and equipment, net	45
Long-term investments	—
Right-of-use assets	74
Other non-current assets	1,562
Assets classified as held for sale	$48,467

Accounts payable	402
Accrued expenses and other current payables	14,683
Amount due to related parties	2,960
Short-term debt	15,257
Income tax payable	4,042
Advance from customers	1,863
Lease liabilities– current	39
Warrant Liability	1,690
Lease liabilities – non-current	26
Liabilities classified as held for sale	$40,962

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.           KAIXIN DECONSOLIDATION - continued

The condensed cash flows of Kaixin were as follows for the years ended December 31, 2019 and 2020 and for the period from January 1, 2021 through June 24, 2021, the date immediately preceding the Kaixin Deconsolidation, are included in the consolidated statements of cash flows of the Company as cash flow from discontinued operations:

			For the period
			from January 1
	For the years ended December 31,		to June 24,
	2019	2020	2021

Net cash (used in) provide by operating activities	(4,745)	(3,878)	870
Net cash provided by investing activities	1,223	—	—
Net cash (used in) provide by financing activities	(6,328)	3,917	267

Kaixin’s results of operations for the period from January 1, 2021 through June 24, 2021, the date immediately preceding the Kaixin Deconsolidation, and for the years ended December 31, 2019 and 2020, shown in the table below, are included in the consolidated results of operations of Renren as net (loss) income from the discontinued operations, net of income taxes for those respective periods, after intercompany eliminations, as applicable.

			For the period
			from January 1
	For the years ended December 31,		to June 24,
	2019	2020	2021

Major classes of line items constituting pretax profit of discontinued operations
Net revenues	$334,697	$33,160	$3,791
Cost of revenues	(340,174)	(32,160)	(3,766)
Selling, research and development, and general and administrative expenses	(53,866)	(7,256)	(9,953)
Other income	840	586	43
Interest income	69	5	—
Interest expense	(4,057)	(1,183)	(257)
Impairment of goodwill	(74,091)	—	—
Impairment of long-term investments	—	—	(646)
Fair value change of contingent consideration	65,594	—	—
Loss from the operations of the discontinued operations, before income tax	(70,988)	(6,848)	(10,788)
Income tax benefit (expenses)	1,920	1,528	(108)
Loss from the operations of the discontinued operations, net of tax	(69,068)	(5,320)	(10,896)

Gain on deconsolidation of the subsidiaries, net of tax	—	—	123,667

(Loss) income from the discontinued operations, net of tax	$(69,068)	$(5,320)	$112,771

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.          LONG-TERM INVESTMENTS

		As of December 31,
	Note	2020	2021

Equity method investments:
Kaixin Auto Holdings	(i)	$—	$32,045
Fundrise, L.P.	(ii)	11,828	11,912
Other	(iii)	1,047	4,979

Total equity method investments		12,875	48,936

Equity investment without readily determinable fair values
Infinites Technology (Cayman) Holding Limited	(iv)	40,000	40,000
Preferred shares of Kaixin Auto Holdings	(v)	—	4,474
Suzhou Youge Interconnection Venture Capital Center		766	785
Total equity investments without readily determinable fair values		40,766	45,259

Total long-term investments		$53,641	$94,195
(i)	As of December 31, 2020, the Company held 69.4% of equity interest in Kaixin, and it was recognized as a subsidiary of the Company.

Upon completion of the Kaixin Deconsolidation, shares transfer related to the settlement of contingent liabilities (Note 12). As well transfer of 1.6 million shares of Kaixin held by the Company on November 30, 2021 to CPL Yellow Stone Limited as a consultant’s fee regarding the transfer of 22.8 million shares in the escrow arrangement. The Company’s equity interest in Kaixin decreased to 19.2% as of December 31, 2021. The Company accounts for its equity interest in Kaixin under the equity method as it is deemed to have the ability to exercise significant influence over Kaixin's operating and financial policies through a combination of its voting interest, its right to designate a board member and intra-entity transactions it conducts with Kaixin.

The Company recognized its share of loss of $63,388 from Kaixin for the year ended December 31, 2021.

(ii)	In October 2014, the Company entered into an agreement to purchase limited partnership interest of Fundrise, L.P. for a total consideration of $10,000. The Company held 98.04% equity interest as limited partner as of December 31, 2020 and 2021 and recognized its share of gain of $336, $174 , and $83 for the years ended December 31, 2019, 2020 and 2021, respectively.
(iii)	In May 2014, the Company entered into an agreement to purchase limited partnership interest of Beijing Fenghou Tianyuan Investment and Management Center L.P. for a total consideration of $1,569 (RMB10 million). The Company held 12.38% partnership interest as of December 31, 2020 and 2021 and recognized its share of loss of $77, $106 and gain of $4,304 for the years ended December 31, 2019, 2020 and 2021, respectively.
(iv)	The investment of Infinites Technology (Cayman) Holding Limited, which is the holding company of Beijing Infinities, was acquired in connection with the disposition of the SNS business in 2018.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.          LONG-TERM INVESTMENTS - continued

(v)	On March 31, 2021, the Company purchased a convertible preferred shares from Kaixin for a total consideration of $6,000. The Company recognized the preferred shares of Kaixin as an investment without readily determinable fair values. The Company recorded $1,526 impairment loss of the preferred shares for the year ended December 31, 2021 based on its fair value determined with the assistance of an independent valuation appraiser. These valuations are based on a number of estimates and assumptions, including the expected redemption date and put option ending date of December 31, 2031, bond discount rate of 13.53%, volatility of 44.62% and risk fee rate of 1.66%.

The following is a summary of the consolidated balance sheets and income statements of the Kaixin which we have a significant equity method investment. These amounts are presented on the underlying investees’ accounting basis.

As of December 31,
2021
Total current assets	$58,937
Total non-current assets	15,223
Total assets	74,160

Total current liabilities	29,383
Total non-current liabilities	6,698
Total liabilities	36,081

Total Kaixin Auto Holding’ shareholders’ equity	29,662
Non-controlling interests	8,417
Total shareholders’ equity	38,079

For the period from June
25 to December 31,
2021
Net revenues	$251,801
Gross profit	5,255
Pre-tax loss	(52,478)
Net loss	(51,749)
Net loss attributable to shareholders	(52,400)

6.       Goodwill

Amount
Balance at January 1, 2019	9,413
Impairment loss	(9,288)
Exchange difference	(1)
Balance at December 31, 2019	124
Exchange difference	—
Balance at December 31, 2020	$124

Exchange difference	—
Balance at December 31, 2021	$124

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

6.       Goodwill - continued

During the year ended December 31, 2019, an impairment of goodwill of $1,460 was recognized related to goodwill from the acquisition of Geographic Farming, LLC and impairment of goodwill of $7,828 was recognized related to the acquisition of Trucker Path. The impairments were recorded primarily due to the suspension of Geographic Farming, LLC’s business and lower than expected performance in Trucker Path.

7.         SHORT -TERM DEBT AND LONG-TERM DEBT

Short-term debt

		As of December 31,
	Note	2020	2021
East West Bank	(i)	$11,400	$—
Silicon Valley Bank	(ii)	—	1,585
Total		$11,400	$1,585
(i)	In September 2019, the Company borrowed $7,000 from East West Bank with an annual interest rate equal to LIBOR rate plus 1.2% due April 2020. In April 2020 the maturity date of the loan was extended to July 2020 and in June 2020 the maturity date of the loan was extended to September 2020. With the 2020 extension the amount of borrowing increased to $11,000 with an annual interest rate equal to LIBOR rate plus 1.7%. In September 2020, the maturity date was extended to September 2021 and maximum principal amount increased to $18,000. The loan was secured by the Company’s restricted cash as of December 31, 2020. For the loan from East West Bank, the Company breached certain non-financial related covenants and the bank did not request immediate repayment of the loan. The Company repaid the loan in January 2021.
(ii)	In April 2020, the Company entered into a long-term Paycheck Protection Program (PPP) loan agreement with Silicon Valley Bank for $1,585. The loan bears an annual interest rate of 1.0% and has a loan period of 24 months.

Long-term debt

		As of December 31,
	Note	2020	2021
Silicon Valley Bank		$1,585	$—
Total		$1,585	$—

8.       ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2021

Other tax payable	$3,849	$4,467
Accrued professional fee and marketing expense	3,162	2,698
Employee payroll and welfare	364	1,122
Staff reimbursement	128	211
Accrued Rental	10	9
Others	3,321	3,547
Total	$10,834	$12,054

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.          OPERATING LEASES

The Company leases its facilities and offices under non-cancellable operating lease agreements. These leases expire through 2023 and are renewable upon negotiation.

For the year ended December 31, 2021, cash paid for amounts included in the measurement of lease liabilities was $744.

The operating lease cost and short-term lease cost for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the Years Ended December 31,
	2019	2020	2021
Cost	$90	$297	$—
Selling expenses	7	—	174
Research and development expenses	977	1,221	171
General and administrative expenses	215	296	533
Total operating lease cost	1,289	1,814	878

Short-term lease cost	276	83	59

Total lease cost	$1,565	$1,897	$937

The weighted average remaining lease term as of December 31, 2020 and 2021 was 1.70 and 1.13 years, and the weighted average discount rate of the operating leases was 10.30% and 10.60%.

Maturities of lease liabilities as of December 31, 2021 were as follows:

Operating Lease
2022	$712
2023	93
Total undiscounted lease payment	805
Less: Imputed interest	(36)
Present value of lease liabilities	$769
Operating lease liability –current	706
Operating lease liability –noncurrent	63

10.         INCOME TAXES

The Company and subsidiaries incorporated in the Cayman Islands are not subject to income or capital gains taxes under the current laws of the Cayman Islands.

The Company’s subsidiaries incorporated in the US are subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. They did not have taxable income and no income tax expense was provided for the years ended December 31, 2019, 2020 and 2021.

The Company’s subsidiaries incorporated in Hong Kong are subjected to Hong Kong profits tax. With effect from April 1, 2018, a two-tiered profits tax rate regime applies. The profits tax rate for the first HKD 2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD 2 million. No provision for Hong Kong profits tax has been made in the fiscal years ended December 31, 2019, 2020 as there were no assessable profits. In fiscal year ended December 31,2021, the Hong Kong subsidiary Renren Giantly Limited had immaterial assessable profits.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.         INCOME TAXES - continued

Renren Giantly Philippines Inc was established in 2018 and incorporated in the Philippines, which is subject to 30% enterprise income tax rate for the years ended December 31, 2019 and 2020, and decreased to 25% for the years ended December 31, 2021 as the epidemic. Renren Giantly Philippines Inc did not have taxable income and no income tax expense was provided for in the fiscal years ended December 31, 2019, 2020 and 2021.

The Chinese Enterprise Income Tax (EIT) Law includes a provision specifying that legal entities organized outside PRC will be considered residents for Chinese income tax purposes if their place of effective management or control is within the PRC. If legal entities organized outside PRC were to be considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income from legal entities organized outside PRC to be subject to PRC’s 25% EIT. The EIT Law Implementation Rules provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. reside within PRC.

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

The Company’s subsidiaries and VIE located in the PRC had aggregate accumulated deficits as of December 31, 2021. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2021.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.         INCOME TAXES-continued

The current and deferred component of income tax expenses which were attributable to the Company’s PRC subsidiaries, VIE, and VIE’s subsidiaries, are as follows:

	For the Years Ended December 31,
	2019	2020	2021

Current income tax expenses (benefit)	$1,944	$(65)	$(969)
Deferred income tax expenses	—	—	—
Total income tax expenses (benefit)	$1,944	$(65)	$(969)

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2020	2021

Deferred tax assets
Provision for doubtful accounts	$4,761	$4,875
Write-down for inventory	—	52
Allowance for prepaid expenses and other current assets	4,839	4,952
Accrued payroll and welfare	89	150
Provision of the restricted cash	—	571
Provision of amount due from the deconsolidated subsidiary	—	639
Accrued liabilities	2,424	2,475
Advertising fee	563	578
Employee education fee	19	19
Goodwill and intangible asset impairment	6,798	6,960
Net operating loss carry forwards	22,412	24,742
Total Deferred tax assets	41,905	46,013
Less valuation allowance	(41,905)	(46,013)

Deferred tax assets, net	$—	$—

The roll forward of valuation allowances of deferred tax assets for the year ended December 31, 2021 were as follows:

The Year ended
December 31, 2021
Balance as of beginning of year	$(41,905)
Additions of valuation allowance	(4,693)
Expiration of NOL	1,170
Utilization of deferred tax assets	78
Foreign currency translation adjustments	(663)
Balance as of end of year	$(46,013)

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.         INCOME TAXES-continued

The Company operates through multiple subsidiaries, VIE, and the VIE's subsidiaries. The valuation allowance is considered on each entity an individual entity basis. The subsidiaries, VIE, and VIE’s subsidiaries have total deferred tax assets related to net operating loss carry forwards of $22,412 and $24,742 as of December 31, 2020 and 2021, respectively. The Company assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2020 and 2021, valuation allowances were established because the Company believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future. As of December 31, 2021, the Company had net operating losses of $31,524 from China and Philippines subsidiaries, which can be carried forward to offset future taxable profit. Net operating losses of $7,452, $11,209, $7,841, $3,822 and $1,200 will expire by 2022, 2023, 2024, 2025 and 2026 respectively, if not utilized. As of December 31, 2021, the Company had net operating loss of $68,412 from United States subsidiaries which do not have an expiring date. As of December 31, 2021, the Company had net operating loss of $68,412 from United States subsidiaries, which is subject to both federal income tax and state income tax in Arizona, California and Utah. For the federal income tax, the net operating loss does not have an expiring date. For the state income tax, the net operating loss begins to expire starting in the year of 2038 for all the three states.

Reconciliation between the income tax expenses computed by applying the PRC tax rate to loss before the provision of income taxes and the actual provision for income taxes is as follows:

	For the Years Ended December 31,
	2019	2020	2021

Loss before provision of income tax	$(29,012)	$(16,935)	$(45,374)
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory tax rate	(7,250)	(4,234)	(11,344)
Taxable deemed interest income from inter-company interest-free loans	2,218	(66)	(971)
Net operating loss not applicable for carryforward	13,548	14,820	1,167
Non-deductible expenses	(1,340)	44	2
Non-deductible expenses related to share-based compensation	2,102	3,830	2,117
Non-taxable income from fair value change gain of contingent consideration	(5,166)	(257)	(279)
Non-taxable loss from contingent liability settlement	—	—	3,312
Impairment of goodwill	2,322	—	—
Effect of income tax rate differences in jurisdictions other than the PRC	(87)	675	1,582
Effects of Company cancellation	205	(3,723)	—
Changes in valuation allowance	(4,608)	(11,154)	3,445
Income tax expenses (benefit)	$1,944	$(65)	$(969)

Since January 1, 2008, the relevant tax authorities have not conducted a tax examination on PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2016 to present of the Company's PRC subsidiaries, VIE, and VIE’s subsidiaries remain subject to tax audits as of December 31, 2021, at the tax authority's discretion.

11.         ORDINARY SHARES

During the years ended December 31, 2020 and 2021, 18,627,480 and 46,492,464 of Class A ordinary shares were issued due to the exercise of share options or vesting of restricted shares under share-based compensation.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

12.         FAIR VALUE MEASUREMENTS

Assets and liabilities disclosed at fair value

The Company measures its amounts due from/to related parties, equity investments without readily determinable fair values, short-term and long-term debt, and amount due from OPI (Note 14) at amortized cost. The carrying values of assets and liabilities disclosed at fair value are determined using the fair value hierarchy as described in Note 2 (g). Accordingly, Cash and cash equivalents and restricted cash approximated fair value and represented a level 1 measurement. The carrying value of the debt obligations approximate fair value considering the borrowing rates are at the same level of the current market yield for the comparable debts and represent a level 2 measurement. The carrying value of amount due from OPI approximates its fair value since the interest rates is considered to reflect market interest rate. The carrying value of current amounts due from /to other related parties’ approximate fair value due to their relatively short maturity.

Assets and liabilities measured at fair value on a recurring basis

The Company measures its financial assets and liabilities, including contingent consideration at fair value on a recurring basis as of December 31, 2020 and 2021. Contingent consideration as of December 31, 2020 and 2021 is classified within Level 3 of the fair value hierarchy because the fair value is determined by using a significant number of unobservable inputs which are further described below.

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2020 and 2021, respectively:

	As of December 31, 2020				As of December 31, 2021
	Fair Value Measurement at the Reporting Date				Fair Value Measurement at the Reporting Date
	using				using
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Contingent consideration-current	—	—	(407)	(407)	—	—	—	—
Contingent consideration-non-current			(1,652)	(1,652)	—	—	—	—
Total-Contingent consideration	$—	$—	$(2,059)	$(2,059)	$—	$—	$—	$—
Total	$—	$—	$(2,059)	$(2,059)	$—	$—	$—	$—

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2020 and 2021.

Settlement of contingent consideration

Pursuant to the equity purchase agreements entered between Kaixin and Kaixin’s original dealers and after-sale service center operators prior to Kaixin’s IPO in April 2019, Kaixin committed to make certain payments of its ordinary shares to such dealers and operators, subject to certain payment triggers including the operating performance of the dealerships and service centers and Kaixin stock price(Contingent Consideration). In connection with Kaixin’s IPO on April 30, 2019, the Company agreed to assume the Consideration from Kaixin.

The Contingent Consideration was recognized at fair value on the Company’s consolidated balance sheet, subject to periodic adjustment with the changes in fair value recognized as gain/loss in the statement of operations. The Company recorded a gain of $20,662, a loss of $1,027 and a gain of $1,115 from changes in fair value of the Contingent Consideration in the years ended December 31, 2019, 2020 and 2021, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

12.         FAIR VALUE MEASUREMENTS-continued

Settlement of contingent consideration - continued

On November 30, 2021, the Company transferred 13.4 million of shares in Kaixin it held, for no consideration, to AUTOD2D, LTD, to fully settle the Contingent Consideration. With the transfer of the Kaixin shares, the Contingent Consideration with balance of $944 was fully settled and a $13,246 difference between the balance of the Contingent Consideration and carrying value of the 13.4 million shares in Kaixin was recorded as a loss from settlement of the Contingent Consideration was recognized in the year ended December 31,2021.

The following is a reconciliation of the beginning and ending balances for Contingent Consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2020 and 2021:

Amounts
Balance at January 1, 2020	$1,032
Fair value change	1,027
Exchange difference	—
Balance at December 31, 2020	$2,059
Fair value change	(1,115)
Settle with shares of Kaixin held by the Company	(944)
Exchange difference	—
Balance at December 31, 2021	$—

Assets measured at fair value on a nonrecurring basis

The Company measures its property, equipment, and intangible assets at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The Company measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates.

Goodwill is evaluated for impairment annually or more frequently if events or conditions indicate the carrying value of a reporting unit may be greater than its fair value. Impairment testing compares the carrying amount of the reporting unit with its fair value. In 2019, the Company performed annual impairment tests for goodwill using the discounted cash flow method. The fair value of goodwill is a Level 3 valuation based on certain unobservable inputs including projected cash flows and estimated risk-adjusted rates of return that would be utilized by market participants in valuing these assets or prices of similar assets.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.         SHARE-BASED COMPENSATION

Renren Stock options

Renren Inc. (“Renren”) adopted the 2006 Equity Incentive Plan (the “2006 Plan”), the 2008 Equity Incentive Plan (the “2008 Plan”), the 2009 Equity Incentive Plan (the “2009 Plan”), the 2011 Share Incentive Plan (the “2011 Plan”), the 2016 Share Incentive Plan (the “2016 Plan”), the 2018 Share Incentive Plan (the “2018 Plan”) and the 2021 Share Incentive Plan (the “2021 Plan”), for the purpose of granting stock options and incentive stock options to employees and executives to provide incentives for future service and retention. In 2006, Renren Inc. adopted the 2006 Plan to replace the equity incentive plans adopted during the years ended December 31, 2003, 2004 and 2005. 2006 Plan, 2008 Plan and 2009 Plan expired as of December 31, 2021. On November 4, 2021, the board of directors of the Company approved the adoption of the 2021 Plan, which has not been formally granted as of December 31, 2021. The following is the maximum aggregate number of shares which may be issued pursuant to all awards under the 2009 Plan, 2011 Plan, 2016 Plan, 2018 Plan and 2021 Plan:

Maximum
aggregate
number of
shares
2011 Plan	110,014,158
2016 Plan	53,596,236
2018 Plan	107,100,000
2021 Plan	56,000,000

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

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.         SHARE-BASED COMPENSATION-continued

Stock options - continued

The following table summarizes information with respect to share options outstanding as of December 31, 2021:

	Options outstanding				Options exercisable
		Weighted				Weighted
		average	Weighted	Weighted		average	Weighted	Weighted
		remaining	average	average		remaining	average	average
	Number	contractual	exercise	intrinsic	Number of	contractual	exercise	intrinsic
Range of exercise prices	outstanding	life	price	value	exercisable	life	price	value
$0.01	112,526,121	2.61	$0.01	$14.67	110,869,290	2.58	$0.01	$14.67
	112,526,121			$14.67	110,869,290			$14.67

		Weighted
		average
	Number of	exercise
	shares	price
Balance, December 31, 2020	138,724,521	$0.01

Exercised	(24,518,970)	$0.01
Forfeited	(1,679,430)	$0.01

Balance, December 31, 2021	112,526,121	$0.01

Exercisable, December 31, 2021	110,869,290	$0.01

Expected to vest, December 31, 2021	1,656,831	$0.01

For employee stock options, the Company recorded share-based compensation from continuing operations of $4,628, $11,576 and $4,959 for the years ended December 31, 2019, 2020 and 2021, respectively, based on the fair value on the grant dates or the modification date over the requisite service period of award using the straight-line method. For Renren stock plans, no share-based compensation was recognized from discontinued operations for any period presented.

For the years ended December 31, 2019, 2020 and 2021, there was no share-based compensation recorded for non-employee options.

As of December 31, 2021, there was $485 unrecognized share-based compensation expense relating to share options. This amount is expected to be recognized in continuing operations over a weighted-average vesting period of 0.25 years.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.         SHARE-BASED COMPENSATION-continued

Renren Nonvested restricted shares

A summary of the nonvested restricted shares activity is as follows:

		Weighted
	Weighted	average fair
	number of	value
	nonvested	per ordinary
	restricted	share at the
	shares	grant dates
Outstanding as of December 31, 2020	78,195,091	$0.12

Granted	—	$—
Vested	(21,970,935)	$0.15
Forfeited	(7,863,152)	$0.09

Outstanding as of December 31, 2021	48,361,004	$0.12

The Company recorded compensation expenses based on the fair value of nonvested restricted shares on the grant dates over the requisite service period of award using the straight-line vesting attribution method. The fair value of the nonvested restricted shares on the grant date was the closing market price of the ordinary shares as of the date. The Company recorded compensation expenses related to nonvested restricted shares from continuing operations of $3,952, $2,634 and $3,494 for the years ended December 31, 2019, 2020 and 2021, respectively. For Renren stock plan, no compensation expense from restricted shares was recognized in discontinued operations for any period presented.

Total unrecognized compensation expense amounting to $5,577 related to nonvested restricted shares granted as of December 31, 2021. The expense is expected to be recognized in continuing operations over a weighted-average period of 1.4 years.

Equity Incentive Plan of Chime Technologies, Inc. and Trucker Path, Inc.

On July 13, 2020, Chime Technologies, Inc. and Trucker Path, Inc. adopted stock incentive plans, whereby 30,000,000 ordinary shares of Chime Technologies, Inc. (“Chime Plan”) and 30,000,000 ordinary shares of Trucker Path, Inc. (“Trucker Path Plan”) are made available for future grant for employees or consultants of Chime and Trucker Path, respectively, either in the form of incentive share options or restricted shares. On November 4, 2021, Chime Technologies, Inc. and Trucker Path, Inc. approved the adoption of their 2021 stock incentive plans, whereby 5,000,000 ordinary shares of Chime Technologies, Inc. (“Chime Plan”) and 5,000,000 ordinary shares of Trucker Path, Inc. (“Trucker Path Plan”) are made available for future grant for employees or consultants of Chime and Trucker Path, respectively, either in the form of incentive share options or restricted shares. Those shares have not been formally granted as of December 31, 2021.

The term of the options may not exceed ten years from the date of the grant. The awards under the above plans are subject to vesting schedules ranging from immediately upon grant to four years subsequent to grant date.

During 2020, Chime issued an aggregate of 8,346,000 options under the Chime Plan to certain of its directors, officers and employees as compensation for their services. The weighted-average grant-date fair value of the share options granted during the period presented was $0.02.

During 2020, Trucker Path issued an aggregate of 6,871,000 options under the Trucker Path Plan to certain of its directors, officers and employees to compensate their services. The weighted-average grant-date fair value of the share options granted during the period presented was $0.01.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.         SHARE-BASED COMPENSATION-continued

Equity Incentive Plan of Chime Technologies, Inc. and Trucker Path, Inc. – continued

The Company recorded share-based compensation for Chime Plan and Trucker Path Plan from continuing operations of $699 and $396, respectively, for the year ended December 31, 2020, and $6 and $10, respectively, for the year ended December 31, 2021, based on the fair value on the grant dates over the requisite service period of award using the straight-line method. The Company did not have any compensation expenses from discontinued operations.

As of December 31, 2021, there were $49 and $25 unrecognized share-based compensation expense relating to share options of Chime Plan and Trucker Path Plan, respectively. This amount is expected to be recognized over a weighted-average vesting period of 1.31 years.

The following table summarizes information with respect to share options outstanding of Chime Plan as of December 31, 2021:

	Options outstanding				Options exercisable
		Weighted				Weighted
		average	Weighted	Weighted		average	Weighted	Weighted
		remaining	average	average		remaining	average	average
Range of	Number	contractual	exercise	intrinsic	Number of	contractual	exercise	intrinsic
exercise prices	outstanding	life	price	value	exercisable	life	price	value
$0.03	6,738,000	8.53	$0.03	$0.29	4,368,218	8.53	$0.03	$0.29
	6,738,000			$0.29	4,368,218			$0.29

		Weighted	Weighted
		average	average
	Number of	exercise	grant date
	shares	price	fair value
Balance, December 31, 2020	8,301,000	$0.03	$0.02
Granted	—	$—	$—
Forfeited	(1,563,000)	$0.03	$0.02
Balance, December 31, 2021	6,738,000	$0.03	$0.02
Exercisable, December 31, 2021	4,368,218	$0.03
Expected to vest, December 31, 2021	2,369,782	$0.03

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.         SHARE-BASED COMPENSATION-continued

Equity Incentive Plan of Chime Technologies, Inc. and Trucker Path, Inc. - continued

The following table summarizes information with respect to share options outstanding of Trucker Path Plan as of December 31, 2021:

	Options outstanding				Options exercisable
		Weighted				Weighted
		average	Weighted	Weighted		average	Weighted	Weighted
		remaining	average	average		remaining	average	average
Range of	Number	contractual	exercise	intrinsic	Number of	contractual	exercise	intrinsic
exercise prices	outstanding	life	price	value	exercisable	life	price	value
$0.02	6,733,000	8.53	$0.02	$0.53	4,506,064	8.53	$0.02	$0.53
	6,733,000			$0.53	4,506,064			$0.53

		Weighted	Weighted
		average	average
	Number of	exercise	grant date
	shares	price	fair value
Balance, December 31, 2020	6,806,000	$0.02	$0.02
Granted	—	$—	$—
Forfeited	(73,000)	$0.02	$0.01
Balance, December 31, 2021	6,733,000	$0.02	$0.01
Exercisable, December 31, 2021	4,506,064	$0.02
Expected to vest, December 31, 2021	2,226,936	$0.02

On July 13, 2020, Chime and Trucker Path each granted 20,000,000 restricted shares to an officer of Renren. The Company recorded compensation expenses of $632 and $365 related to the Chime Plan and Trucker Path Plan based on the fair value on the grant date respectively for the year ended December 31, 2020. The fair value of was determined with the assistance of an independent third -party appraiser.

The restricted shares immediately vested but were not officially and legally issued on the grant date. On April 1, 2021, the officer had been officially and legally issued those authorized shares and Renren's shareholding percentage in Chime and Trucker Path both decreased from 100% to 77.78%, resulting in a non-controlling interest since April 1, 2021 in the Company’s consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.         SHARE-BASED COMPENSATION-continued

Equity Incentive Plan of Chime Technologies, Inc. and Trucker Path, Inc. - continued

The total amount of share-based compensation expense for options, nonvested restricted shares of the Company and Chime and Trucker Path, attributable to selling and marketing, research and development, general and administrative expenses excluding share-based compensation expense of the discontinued operations are as follows:

	For the Years ended December 31,
	2019	2020	2021

Selling and marketing	$524	$185	$50
Research and development	1,118	990	510
General and administrative	6,938	14,145	7,909
Total share-based compensation expense	$8,580	$15,320	$8,469

There was no income tax benefit recognized in the statements of operations for share-based compensation for the years ended December 31, 2019, 2020 and 2021.

14.         RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the related parties and their relationships with the Company:

	Name	Relationship
(a)	Kaixin Automobile Holdings (“Kaixin”)	Equity investment of the Company (Note 4)
(b)	Infinities Technology (Cayman) Holding Limited (“Infinities”)	Equity investment of the Company
(c)	Oak Pacific Investment (“OPI”)	An entity controlled together by chief executive officer and chief operating officer.
(d)	Beijing Oak Yi Xin Technology Development Co., Ltd (“Beijing Oak Yi Xin”)	VIE of OPI
(e)	Beijing Zhenzhong Interactive Information Technology Co., Ltd. (Beijing Zhenzhong)	Subsidiary of a VIE of OPI
(f)	One Rent Inc.	Equity investment of the Company

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.         RELATED PARTY BALANCES AND TRANSACTIONS-continued

(1)	Amounts due from related parties

As of December 31, 2020 and 2021, amounts due from related parties including both current and non-current were as follows:

		As of December 31,
	Note	2020	2021
Gross amount due from Kaixin	(i)	—	3,943
Less: bad debt provision		—	(3,943)
Net amount due from Kaixin		—	—
Infinities	(ii)	$726	$744
Beijing Oak Yi Xin		38	18
Amounts due from related parties - current		$764	$762

OPI	(iii)	$67,985	$—
Amounts due from related parties – non current		67,985	—
Total		$68,749	$762
(i)	The balances mainly represented the advances made to Kaixin daily operational purposes. The Company provided bad debt provision of $3,943 for the year ended December 31, 2021 as the Company concluded the likelihood of the balance being recovered is remote.
(ii)	The balance represents the receivable from Infinities in connection with the disposition of the SNS business. In November 2018, the Company’s Board of Directors approved a proposal of sale of its SNS Business to Beijing Infinities for a combined consideration of $20,000 in cash and $40,000 in the form of Beijing Infinities shares to be issued to the Company. The Company collected $6,866 in 2019, however, by December 31, 2019, Beijing Infinities failed to make payments under the agreed extended repayment plan. Based on assessment of the collectability, the Company provided an allowance of $12,408 for the receivable. Additionally, the shares receivable in the form of Infinites Technology (Cayman) Holding Limited, which is the holding company of Beijing Infinities, were received as of December 31, 2020 and were recorded as long-term investments in the consolidated balance sheets as of December 31, 2020.
(iii)	The balance of December 31, 2020 represents the $50,000 note issued by OPI to the Company and $18,000 accrued interest income. The balance is included in amount due from related party, non-current as of December 31, 2020. In January 2021, the Company received the repayment of the principal and interest of $67,985 on from OPI and fully settled the balance.
(2)	Amounts due to related parties

	As of December 31,
	2020	2021
Infinities	$697	$714
Total	$697	$714

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.         RELATED PARTY BALANCES AND TRANSACTIONS-continued

Details of major related party transactions for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the Years ended December 31,
	2019	2020	2021
Interest accrued for Promissory note:
OPI	$7,904	$7,756	$—

Promissory note principal received:
OPI	(10,027)	(31,529)	(67,985)

Amount received from disposition of Renren SNS:
Beijing Infinities	(6,067)	—	—

Conversion of a loan to Beijing Infinities to equity investment into Beijing Infinities	—	(40,000)	—

Loan to a related party:
Beijing Zhenzhong	3,858	3,155	—

Amount received from loan to a related party:
Beijing Zhenzhong	(4,144)	(3,060)	—

Repayment of related party loan:
Infinities	1,192	29	—
OPI	27	—	—

Equity method Investment:
One Rent	(600)	—	—

Loan from a related party:
Infinities	$(1,879)	$(1)	$—

The Company pledged its cash deposit of $9,284 as security for debt borrowing of Kaixin under an irrevocable standby letter of credit issued by East West Bank in the amount of $8,277. The maturity dates of the debt barrowings for which the Company provided the security are October 2022 and August 2023, respectively. Based on the Company’s assessment of the collectability, the Company recorded a provision of $9,284 considering the amount would not be released as Kaixin has no plans to provide its own guarantee deposit to the bank for extending the loans, which cause the Company’s cash deposit cannot be released by the bank in the foreseeable future.

15.         SEGMENT INFORMATION and GEOGRAPHIC INFORMATION

The Company’s Chief Operating Decision Maker (the "CODM") is the CEO, who is responsible for decisions about allocating resources and assessing the performance of the Company. An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s CODM.

As Kaixin was disposed, the Company reevaluated and concluded that it had only one reportable segment as of December 31, 2021.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.         SEGMENT INFORMATION - continued

The majority of the Company’s revenue for the years ended December 31, 2019, 2020 and 2021 was generated from the PRC and the United States. The following table sets forth the disaggregation of revenue by country:

	Years ended December 31,
	2019		2020		2021

United States	$8,261	55%	$17,519	97%	$31,849	99%
PRC	6,824	45%	587	3%	370	1%
Total Revenue	$15,085	100%	$18,106	100%	$32,219	100%

As of December 31, 2020, substantially all of the long-lived assets of the Company were located in the PRC. As of December 31, 2021, the long-lived assets $189, $354 and $1,056 of the Company were located in the PRC, Philippines and United States, respectively.

16.         STATUTORY RESERVE AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries and VIE entities located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of the Company’s subsidiaries, the Company’s affiliated PRC entities and their respective subsidiaries. The Company’s subsidiaries and VIE entities are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2021, none of the Company’s PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold, therefore they will continue to allocate at least 10% of their after-tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Company’s subsidiaries. The appropriation to these reserves by the Company’s PRC subsidiaries was nil for the years ended December 31, 2019, 2020 and 2021, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE entities. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE entities in the Company not available for distribution was $266,542 and $268,844 as of December 31, 2020 and 2021, respectively.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.          SUBSEQUENT EVENT

On January 1, 2022, the government forgave $1,334 in principle and $24 in interest of the original $1,585 PPP loan. The remaining principal and interest $227 will be repaid monthly until the maturity. Please refer to Note 7 for disclosure of short-term debt.

On January 1, 2022, Chime and Trucker Path granted 3,945,100 shares and 3,613,900 shares of stock options to their employees, respectively, and the Company granted 9,111,955 shares of restricted shares to its employees.

The Company has evaluated subsequent events through the issuance of the consolidated financial statements and no other subsequent event has been identified that would have required adjustment or disclosure in the consolidated financial statements.

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.           Parent Company Financial Information

Condensed Financial Information of Parent Company -BALANCE SHEETS

	As of December 31,
	2020	2021
ASSETS

Current assets:
Cash and cash equivalents	$1,933	$2,419
Prepaid expenses and other current assets	1,058	4,005
Amounts due from subsidiaries	432,494	475,011
Total current assets	435,485	481,435

Other non-current assets	—	75
Long-term investments	—	36,519
Amounts due from related parties non-current	67,985	—

TOTAL ASSETS	$503,470	$518,029

LIABILITIES AND EQUITY

Current liabilities:
Short-term loan	11,400	—
Accrued expenses and other current liabilities	2,167	1,732
Contingent consideration	407	—

Total current liabilities	13,974	1,732

Long-term contingent consideration	1,652	—
Deficit of investment in subsidiaries and VIE	382,687	366,660

TOTAL LIABILITIES	$398,313	$368,392

Equity:
Class A ordinary shares, $0.001 par value, 3,000,000,000 shares authorized, 769,444,113 and 815,936,577 shares issued and outstanding as of December 31, 2020 and 2021, respectively	770	816
Class B ordinary shares, $0.001 par value, 500,000,000 shares authorized, 305,388,450 and 305,388,450 shares issued and outstanding as of December 31, 2020 and 2021, respectively; each Class B ordinary share is convertible into one Class A ordinary share	305	305
Additional paid-in capital	741,130	772,207
Accumulated deficit	(627,342)	(613,679)
Accumulated other comprehensive loss	(9,706)	(10,012)
Equity	105,157	149,637
TOTAL LIABILITIES AND EQUITY	$503,470	$518,029

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.        Parent Company Financial Information – continued

Condensed Financial Information of Parent Company -STATEMENTS OF OPERATIONS

	Years ended December 31,
	2019	2020	2021
Selling and marketing	$(524)	$(98)	$(52)
Research and development	(1,118)	(467)	(510)
General and administrative	(8,030)	(16,003)	(13,832)

Total operating expenses	(9,672)	(16,568)	(14,394)

Other income (expenses)	—	(2,765)	—
Interest income	7,904	7,756	—
Interest expenses	(565)	(302)	(51)
Fair value change of contingent consideration	20,662	(1,027)	1,115
Losses related to contingent liability settlement	—	—	(13,246)
Loss in equity method investments	(417)	—	(63,388)
Gain on deconsolidation of the subsidiaries	—	—	123,667
Provision of amount due from the deconsolidated subsidiary	—	—	(1,386)
Impairment of long-term investments	—	—	(1,526)
Equity in loss of subsidiaries and variable interest entity	(69,009)	(6,314)	(17,128)

Net income (loss)	$(51,097)	$(19,220)	$13,663

RENREN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.        Parent Company Financial Information – continued

Condensed Financial Information of Parent Company -STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2019	2020	2021

Net cash provided by (used in) operating activities	$13,850	$(30,170)	$(50,323)
Cash flows from investing activities:
Proceeds from repayment of the note issued by OPI	9,564	31,529	67,985
Purchases of preferred share of Kaixin	—	—	(6,000)

Net cash provided by investing activities	9,564	31,529	61,985

Cash flows from financing activities:
Proceeds from exercise of share options	10	1	275
Proceeds from borrowings	7,000	400	—
Repayment of borrowings	(31,000)	—	(11,451)
Net cash (used in) provided by financing activities	(23,990)	401	(11,176)

Net (decrease) increase in cash and cash equivalents	(576)	1,760	486
Cash and cash equivalents at the beginning of year	749	173	1,933
Cash and cash equivalents at the end of year	$173	$1,933	$2,419