Form 20-F/A
period 2021-12-31
Renren Inc.
filed 2022-06-24
CIK 1509223

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

Yes ☐  No  ☐

Auditor Name	Auditor Location	Auditor Firm ID
Marcum Bernstein & Pinchuk LLP	New York, NY	5395

i

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) is being filed by Renren Inc. (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, originally filed with the U.S. Securities Exchange Commission on May 2, 2022 (the “Original Filing”). This Amendment is being filed solely for the purpose of complying with Regulation S-X, Rule 3-09. Rule 3-09 requires, among other things, that separate financial statements for unconsolidated subsidiaries and investees accounted for by the equity method to be included in the Form 20-F when such entities are individually significant.

We have determined that our equity method investment in Kaixin Auto Holdings (“Kaixin”), which is not consolidated in our financial statements, was significant under the income test of Rule 1-02(w) of Regulation S-X in relation to our consolidated financial results for the year ended December 31, 2021. This Amendment is therefore filed solely to supplement the Original Filing with the inclusion of the financial statements and related notes of Kaixin as of December 31, 2020 and 2021 and for the fiscal years ended December 31, 2019, 2020, and 2021 (the “Kaixin Financial Statements”).

This Form 20-F/A consists solely of the cover page, this explanatory note, the Kaixin Financial Statements, updated certifications of our chief executive officer and chief financial officer, and consent of the independent auditor of Kaixin. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

2.1	Specimen American depositary receipt of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

2.2	Specimen Class A ordinary share certificate of the Registrant (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

2.3	Deposit Agreement, dated as of May 4, 2011, by and among the Registrant, Citibank, N.A., as depositary, and the holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-177366), filed with the SEC on October 18, 2011)

2.4	Amended and Restated Investors’ Rights Agreement between the Registrant and other parties therein, dated as of April 4, 2008, as amended (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 7, 2020 (file no. 001-35147))

4.1	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.2	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.3	2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.4	2011 Share Incentive Plan (as amended by Amendment No.1 to the 2011 Share Incentive Plan) (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (file no. 333-209734), filed with the SEC on February 26, 2016)

4.5	2016 Share Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-8 (file no. 333-209734), filed with the SEC on February 26, 2016)

4.6	2018 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (file no. 333-227886), filed with the SEC on October 19, 2018)

4.7	2021 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (file no. 001-35147), filed with the SEC on November 4, 2021)

4.8	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.9	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

Exhibit Number	Description of Document

4.10	Business Operations Agreement, dated as of December 23, 2010, between Qianxiang Shiji, Qianxiang Tiancheng and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.11	Amended and Restated Equity Option Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.12	Amended and Restated Equity Interest Pledge Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.13	Power of Attorney, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.14	Amended and Restated Exclusive Technical Service Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.15	Amended and Restated Intellectual Property Right License Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.16	Spousal Consents, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.17	Amended and Restated Loan Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

4.18	Automobile Consumer Loan Cooperation (Framework) Agreement between Ping An Bank Co., Ltd. Shanghai Branch and Shanghai Jieying Automobile Sales Co., Ltd., dated April 17, 2017 (incorporated by reference to Exhibit 4.71 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.19	Supplementary Agreement of Auto Consumer Loan Cooperation (Framework) Agreement between Ping An Bank Co., Ltd. Shanghai Branch and Shanghai Jieying Automobile Sales Co., Ltd., dated June 1, 2017 (incorporated by reference to Exhibit 4.72 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.20	Master Transaction Agreement among the Registrant, CM Seven Star Acquisition Corporation and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 4.73 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.21	Non-Competition Agreement between the Registrant and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 4.74 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.22	Transitional Services Agreement between the Registrant and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 4.75 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 15, 2019)

4.23	Investor Rights Agreement among CM Seven Star Acquisition Corporation, Shareholder Value Fund and the Registrant, dated April 30, 2019 (incorporated by reference to Exhibit 10.27 to Kaixin Auto Holdings’ current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

Exhibit Number	Description of Document
4.24	Escrow Agreement concerning earnout shares among the Registrant, CM Seven Star Acquisition Corporation and Vistra Corporate Services (HK) Limited, an escrow agent, dated April 30, 2019 (incorporated by reference to Exhibit 10.28 to Kaixin Auto Holdings’ current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.25	Share Exchange Agreement dated November 2, 2018, by and among Kaixin Auto Group, the Registrant and CM Seven Star Acquisition Corp. (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K (file no. 001-35147), filed with the SEC on November 6, 2018)

4.26	Convertible Loan Agreement dated January 28, 2019, by and among Kaixin Auto Group, the Registrant, CM Seven Star Acquisition Corp., and Kunlun Tech Limited (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (file no. 001-35147), filed with the SEC on January 29, 2019)

4.27	Power of Attorney, dated as of December 22, 2020, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 4.26 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 27, 2021)

4.28	Share Purchase Agreement, dated December 31, 2020, among Kaixin Auto Holdings and shareholders of Haitaoche Limited (incorporated by reference to Exhibit 4.27 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 27, 2021)

4.29	Securities Purchase Agreement, dated March 31, 2021, between the Registrant and Kaixin Auto Holdings (incorporated by reference to Exhibit 4.28 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 27, 2021)

4.30	Stipulation of Settlement, dated October 7, 2021, entered into between and among the parties to In Re Renren, Inc. Derivative Litigation. (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (file no. 001-35147), filed with the SEC on October 8, 2021)

4.31	Software License Agreement between SaaS Logistics US, Inc. and Guangzhou Yupu Software Technology Co., Ltd. (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (file no. 001-35147), filed with the SEC on April 8, 2022)

8.1†	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011)

12.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certifications of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certifications of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of Marcum Bernstein & Pinchuk LLP

15.2†	Consent of Commerce & Finance Law Offices

Exhibit Number	Description of Document
15.3†	Consent of Maples and Calder (Hong Kong) LLP

15.4*	Consent of Marcum Bernstein & Pinchuk LLP regarding the opinion in Exhibit 99.1

16.1	Letter from KPMG Huazhen LLP, as required by Item 16F of Form 20-F (incorporated by reference to Exhibit 16.1 to our annual report on Form 20-F (file no. 001-35147), filed with the SEC on May 27, 2021)

99.1*	Consolidated Financial Statements of Kaixin Auto Holdings as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021

101.INS†	Inline XBRL Instance Document this instance document does not appear in the Interactive Data File because its XBRL tags embedded within Inline XBRL

101.SCH†	Inline XBRL Taxonomy Extension Schema Document

101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Filed with the Original Filing

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Renren Inc.

	By:	/s/ Joseph Chen
		Name:	Joseph Chen
		Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: June 24, 2022